15005367

Received SEC

MAR 02 2015

Washington, DC 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Health Net, Inc.
Exact name of registrant as specified in charter

0000916085
Registrant CIK Number

Annual Report on Form 10-K for year ended December 31, 2014
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

001-12718
SEC file number, if available

S-______(not applicable)______
(Series identifier(s) and names(s), if applicable; add more lines as needed)

C-______(not applicable)______
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

December 31, 2014
Report period (if applicable)

______
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

_X_ Rule 201 (Temporary Hardship Exemption)

___ Rule 202 (Continuing Hardship Exemption)

___ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Woodland Hills, State of California, this 27th day of February 2015

Health Net, Inc.
(Registrant)

By: [signature]
(Name)
Samantha Caldwell
(Title)
VP + Assistant General Counsel + Assistant Secretary

LA\4023667.2

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UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

0113916085 AD#1 10-K ~~127~~ 1-12718 2/27/15

650 Town Center Drive, 20th Floor
Costa Mesa, California 92626-1925
Tel: +1.714.540.1235 Fax: +1.714.755.8290
www.lw.com

LATHAM&WATKINS LLP

RECEIVED
MAR 02 2015
OFFICE OF THE SECRETARY

February 27, 2015

VIA COURIER

Office of the Secretary
Room 10915
Mail Stop 1090
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1090

Re: Health Net, Inc.: Paper Submission of Exhibit 10.81 to Annual Report on Form 10-K filed on February 27, 2015, in accordance with Rule 201 of Regulation S-T

Dear Sir or Madam:

On behalf of Health Net, Inc. (the "Company"), we hereby enclose Forms TH and SE along with four paper copies of Exhibit 10.81, Amended and Restated Master Services Agreement, dated as of November 21, 2014, by and between Cognizant Healthcare Services, LLC and Health Net, Inc., to the Company's Annual Report on Form 10-K for the year ended December 31, 2014 (the "10-K"), in accordance with Rule 201 of Regulation S-T.

On February 27, 2015, the Company filed its 10-K on EGDAR but experienced technical difficulty with filing Exhibit 10.81, as explained on the forms enclosed herewith.

Please contact the undersigned at 714.755.8016 or shannon.trevino@lw.com if you have any questions regarding the foregoing.

Very truly yours,

Shannon Treviño

Shannon Treviño

Enclosures

LA\4023821.3

FORM TH
NOTIFICATION OF RELIANCE ON TEMPORARY HARDSHIP EXEMPTION

Annual Report on Form 10-K
for year ended December 31, 2014
Report, schedule or registration statement to which the hardship exemption relates (give period of report, if applicable)

001-12718
SEC file number(s) under which filing made (Required, if assigned)

0000916085
CIK of filer or subject company CIK, as applicable

Health Net, Inc.
Name of Filer or subject company, as applicable

____
Filed-by CIK (for subject company filings only)

____
Name of "filed-by" entity (for subject company filings only)

S-________ ________
(Series identifier(s) and names(s), if applicable; add more lines as needed)

C-________ ________
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

Part I—Registrant Information

Full Name of Registrant: Health Net, Inc.

Address of Principal Executive Office: 21650 Oxnard Street

(Street and Number)

City, State and Zip Code; Country, if other than US: Woodland Hills, California 91367

Part II—Information Relating to the Hardship

Furnish the following information:

1. A description of the nature and extent of the temporary technical difficulties experienced by the electronic filer in attempting to submit the document in electronic format.

   Health Net, Inc. uses the Workiva "WebFilings" SEC reporting software to file all of its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and certain other filings with the SEC. Health Net had completed financial reviews, audit procedures and corporate governance approvals in preparation for a filing on February 26, 2015. On February 26,

2015, Health Net management spent considerable time trying to file Exhibit 10.81 as an exhibit to its Annual Report on Form 10-K for the year ended December 31, 2014. Exhibit 10.81 is nearly 3,000 pages in length. Due to the way the file is converted as part of the Edgarization process, each page of the document in converted into portable document format (PDF) and then treated within EDGAR as a separate page. Health Net's understanding is there is a 500-page aggregate limit on submissions and thus Exhibit 10.81 exceeded the file size. Health Net is now working with a different financial printer provider to Edgarize Exhibit 10.81 and expects to have that process completed on or around March 2, 2015.

2. A description of the extent to which the electronic filer has successfully submitted documents previously in electronic format with the same hardware and software, in test or required filings.

As mentioned above, Health Net, Inc. uses the Workiva "WebFilings" SEC reporting software to file all of its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and certain other filings with the SEC. It has used this software since approximately May 2012, but has not previously filed an exhibit of this size through WebFilings.

3. A description of the burden and expense involved to employ alternative means to submit the electronic submission in a timely manner.

Health Net went to extraordinary lengths on February 26, 2015 to submit Exhibit 10.81 in a timely manner. After extensive efforts to submit the exhibit through Webfilings, including extensive liaising with Webfilings technical support, Health Net concurrently worked with two different outside legal counsel and their respective document support centers to convert the 3,000 page PDF document into smaller portions using a Microsoft Word format. It later became apparent that this conversion process was not going to be completed in time for Health Net's target filing date of no later than after-market on February 26, 2015. Early in the morning of Feburary 27, 2015, Health Net coordinated with a new third party financial printer provider who has undertaken to Edgarize Exhibit 10.81 by March 2, 2015.

4. Any other reasons why an exemption is warranted.

Part III — Representation of Intent to Submit Confirming Electronic Copy

The filer shall include a representation that it shall cause to be filed a confirming electronic copy of the document filed in paper under cover of the Form TH and that its filing will be in accordance with Rule 201(b) of Regulation S-T (§232.201(b) of this chapter) and appropriately designated as a "confirming electronic copy" in accordance with the requirements of the EDGAR Filer Manual.

Health Net, Inc. hereby represents it shall cause to be filed a confirming electronic copy of the document filed in paper under cover of the Form TH and that its filing will be in accordance with Rule 201(b) of Regulation S-T (§232.201(b) of this chapter) and appropriately designated as a "confirming electronic copy" in accordance with the requirements of theEDGAR Filer Manual.

Part IV — Contact Person

Name and telephone number, and e-mail address of person to contact in regard to this filing under Form TH:

Samantha Caldwell	818-676-8820	samantha.caldwell@healthnet.com
Name	Area Code Telephone No.	e-mail address

Part V — Signatures

Health Net, Inc.

Name of Filer (if registrant, name as it appears in charter)

has caused this Form TH to be signed on its behalf by the undersigned, being duly authorized:

Date: February 27, 2015 By: ______________________

LA\4023672.2

650 Town Center Drive, 20th Floor
Costa Mesa, California 92626-1925
Tel: +1.714.540.1235 Fax: +1.714.755.8290
www.lw.com

LATHAM&WATKINS LLP

FIRM / AFFILIATE OFFICES
Abu Dhabi, Barcelona, Beijing, Boston, Brussels, Century City, Chicago, Doha, Dubai, Düsseldorf, Frankfurt, Hamburg, Hong Kong, Houston, London, Los Angeles, Madrid, Milan, Moscow, Munich, New Jersey, New York, Orange County, Paris, Riyadh, Rome, San Diego, San Francisco, Shanghai, Silicon Valley, Singapore, Tokyo, Washington, D.C.

February 27, 2015

VIA COURIER

Office of the Secretary
Room 10915
Mail Stop 1090
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1090

Re: Health Net, Inc.: Paper Submission of Exhibit 10.81 to Annual Report on Form 10-K filed on February 27, 2015, in accordance with Rule 201 of Regulation S-T

Dear Sir or Madam:

On behalf of Health Net, Inc. (the "Company"), we hereby enclose Forms TH and SE along with four paper copies of Exhibit 10.81, Amended and Restated Master Services Agreement, dated as of November 21, 2014, by and between Cognizant Healthcare Services, LLC and Health Net, Inc., to the Company's Annual Report on Form 10-K for the year ended December 31, 2014 (the "10-K"), in accordance with Rule 201 of Regulation S-T.

On February 27, 2015, the Company filed its 10-K on EGDAR but experienced technical difficulty with filing Exhibit 10.81, as explained on the forms enclosed herewith.

Please contact the undersigned at 714.755.8016 or shannon.trevino@lw.com if you have any questions regarding the foregoing.

Very truly yours,

Shannon Treviño

Shannon Treviño

Enclosures

LA\4023821.3

10.81(k)

Part 1

IN ACCORDANCE WITH RULE 201 OF REGULATION S-T, THIS AMENDED AND RESTATED MASTER SERVICES AGREEMENT ("AGREEMENT") IS BEING FILED IN PAPER PURSUANT TO A TEMPORARY HARDSHIP EXEMPTION. THIS AGREEMENT IS EXHIBIT 10.81 TO HEALTH NET, INC.'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2014, FILED ELECTRONICALLY WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 27, 2015.

AMENDED AND RESTATED

MASTER SERVICES AGREEMENT

Between

Health Net, Inc.

and

Cognizant Healthcare Services, LLC

Dated

November 21, 2014

"**" = CONFIDENTIAL PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED AND HAVE BEEN SEPARATELY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO AN APPLICATION FOR CONFIDENTIAL TREATMENT UNDER RULE 24B-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.**

Master Services Agreement

This Master Service Agreement, dated November 21, 2014, but effective as of November 2, 2014 (the "***Effective Date***"), is between Health Net, Inc., a Delaware corporation with its principal place of business located at 21650 Oxnard Street, Woodland Hills, CA 91367 ("***Health Net***"), and Cognizant Healthcare Services, LLC ("***Supplier***"), a Delaware limited liability company having an office at 500 Frank W. Burr Blvd., Teaneck, New Jersey 07666 (each, a "***Party***" and collectively, the "***Parties***"). The Parties agree that the following terms and conditions shall apply to the services to be provided by Supplier to Health Net under this Agreement, in consideration of certain payments to be made by Health Net, all as more specifically described below.

References to "Supplier" in this Agreement may include Supplier Personnel where such interpretation is required by the context of the particular clause or provision in question. The interpretation will be adopted which best preserves the Parties' mutual intention that certain Supplier obligations to Health Net pursuant to the Agreement are to be executed by Supplier Personnel performing such actions.

1. PREAMBLE

1.1 Background and Purpose

This Agreement is made and entered into with reference to the following:

(a) Health Net is among the nation's largest publicly traded managed health care companies. Its mission is to help people be healthy, secure and comfortable. The company's health plans and government contracts subsidiaries provide health benefits to individuals across the country through group, individual, Medicare (including the Medicare prescription drug benefit commonly referred to as "Part D"), Medicaid, Department of Defense, including TRICARE, and Veterans Affairs programs. Health Net's behavioral health services subsidiary, Managed Health Network, Inc., provides behavioral health, substance abuse and employee assistance programs to individuals, including Health Net's own health plan members. Health Net's subsidiaries also offer managed health care products related to prescription drugs, and offer managed health care product coordination for multi-region employers and administrative services for medical groups and self-funded benefits programs.

(b) Supplier and its Affiliates are providers of business process and information technology outsourcing services and have provided various business process and information technology services to Health Net since 2006.

(c) Health Net and Cognizant Technology Solutions U.S. Corporation (CTSUS) are parties to the following existing agreements (collectively, the "***Existing Agreements***"):

(i) that certain Master Staff Augmentation and Application Development Services Agreement dated May 3, 2006, as amended (the "***SA/AD Agreement***");

(ii) that certain Master Services Agreement dated September 30, 2008, as amended (the "***AO Agreement***"); and

(iii) that certain Master Services Agreement dated January 23, 2009, as amended (the "***Original BPO Agreement***").

(d) Supplier is a wholly owned subsidiary of CTSUS, which is a wholly owned subsidiary of Cognizant Technology Solutions Corporation.

(e) Supplier is interested in expanding its existing business process outsourcing offerings and establishing a business process as a service ("***BPaaS***") service offering for health insurance companies, including to Health Net. Supplier plans to launch its BPaaS offering with Health Net (utilizing certain assets to be conveyed by Health Net to Supplier) to attract and engage BPaaS customers in the health care industry.

(f) Supplier is also interested in providing IT and perhaps other types of services to Health Net, andHealth Net is interested in procuring such BPaaS services, IT services and perhaps other services from Supplier. After a comprehensive evaluation and negotiation process, Health Net selected Supplier to provide the Services described in this Agreement, during the Term of this Agreement and pursuant to the terms and conditions of this Agreement.

(g) The Parties reached agreement on contract terms and entered into that certain Master Services Agreement effective as of November 2, 2014 (the "***Original Agreement***"). Concurrently with the execution of the Original Agreement, Supplier and Health Net entered into an Asset Purchase Agreement ("***APA***") for the sale by Health Net to Supplier of the Acquired Assets, including the ABS Platform, for Supplier's use in providing BPaaS Services under this Master Services Agreement.

(h) After entering into the Original Agreement, the Parties agreed to make certain modifications to certain of the contract documents. The Parties are entering into this Amended and Restated Master Services Agreement to implement such modifications. The Parties further agree that:

(i) the Effective Date of the Original Agreement (i.e., November 2, 2014) shall be the Effective Date of this Amended and Restated Master Services Agreement;

(ii) this Amended and Restated Master Services Agreement replaces and supersedes in all respects the Original Agreement, and any remaining references herein to the Original Agreement (including references to the Master Services Agreement) shall be deemed to be a reference to this Amended and Restated Master Services Agreement;

(iii) references in the following agreements relating to the Master Services Agreement dated as of November 2, 2014 shall be understood to refer to this Amended and Restated Master Services Agreement, as it may be amended from time to time in accordance with this Agreement: (A) Schedule V (Guaranty)(including the actual signed version of this agreement), (B) Schedule 1-A to the Supplemental Terms and Conditions for BPaaS Services (Escrow Agreement)(including the actual signed version of this agreement), (C) the Initial SOWs, (D) the APA, (E) the Business Associate Agreement, (F) the Transition Manual, and (G) Amendment #5 to Master Services Agreement (the AO Amendment); and

(iv) the term "Amended and Restated Master Services Agreement" is interchangeable with the term "Agreement" as used throughout this Agreement.

1.2 Goals and Objectives

(a) Health Net and Supplier have the following over-arching goals and objectives associated with the execution of this Agreement and their performance hereunder:

(i) Expand the Parties' existing long term strategic relationship;

(ii) A seamless transition of functions from Health Net and its vendors to Supplier in a manner that is designed to ensure minimal business disruption and business risk to both Parties;

(iii) Convert Health Net's existing BPO services model into an outcome-based service delivery model;

(iv) Establish a relationship that could provide the basis for Supplier to create an industry-leading BPaaS delivery model for Supplier to then deliver BPaaS Services to Health Net as well as additional Supplier customers;

(v) Through Supplier's provision of the Services to Health Net, allow Health Net to focus its efforts on creating membership growth for its existing products and plans as well as driving business expansion into new service offerings (which may include dual eligibility and TRICARE);

(vi) Improve the quality, effectiveness and efficiency of Health Net's operations, including through Supplier's modernization of the Acquired Assets, ABS Platform and the overall solution and service delivery method so as to:

(A) more accurately track activities related to the compliance with Laws, including compliance with the Patient Protection Affordable Care Act (PPACA) and compliance of reporting Quality Improvement expenses; and

(B) generally permit Health Net to focus on providing higher quality of care to its Beneficiaries.

(vii) Improve customer service and stakeholder satisfaction including consistent repeatable process models to reduce compliance risk;

(viii) Where applicable, provide Health Net with a predictable and inclusive pricing model based on Health Net business metrics;

(ix) Redesign and streamline existing complex service level agreements to simplify service level administration while continuing to provide a quantifiable means by which Health Net can measure the accuracy, timeliness and quality of Supplier's delivery of services;

(x) A mutually beneficial relationship with a professional service provider;

(xi) Implement a smooth and timely Transition and Transformation of personnel, systems, suppliers and processes (including the transfer to Supplier of Health Net's strategic information technology assets and process delivery knowledge) with no disruption in Supplier's provision of service to Health Net and no disruption to Health Net in its general conduct of its business; and

(xii) Support Supplier's strategic goal of leveraging this industry leading delivery model developed by Supplier from Health Net's existing delivery solution and the Acquired Assets to provide like services to other Supplier customers.

(b) The goals and objectives set out in this Section 1.2 are intended to be a general introduction to, and statement of the spirit of, this Agreement. Although this Section 1.2 does not expand or reduce the scope of the Parties' obligations under this Agreement, other portions of this Agreement may measure Supplier's performance, in part, based on the extent to which Supplier achieves certain objectives.

1.3 Structure of Agreement

This document (the "***Terms and Conditions***") sets out the basic terms and conditions under which the Parties will conduct the transactions contemplated by this Agreement. In addition, there will be a number of schedules attached to the Terms and Conditions, including:

Schedule A (*Cross Functional Services*)

Schedule A-1 (*Cross Functional Solution Description*)

Schedule A-2 [Reserved]

Schedule A-3 (*Future SOW Template*)

Schedule A-4 (*IT Continuity and Disaster Recovery Services*)

Schedule B (*Service Levels*)

Schedule B-1 (*Certain Service Levels*)

Schedule B-2 (*Compliance Service Level Metrics*)

Schedule B-3 (*Performance Guarantee Group Service Level Metrics*)

Schedule B-4 (*Stakeholder Satisfaction Survey*)

Schedule C (*Charges*)

Schedule C-1 (*BPaaS - PMPM Variable Rates*)

Schedule C-2 (*BPaaS - Detailed LOB Structure and Tower-Level PMPM Variable Rates*)

Schedule C-3 (*Forecasted Supplier-Procured IT Assets Charge*)

Schedule C-4 (*BPaaS Membership Baseline*)

Schedule C-5 (*AD Projects - Examples*)

Schedule C-6 (*IT SOW – Resource Categories*)

Schedule C-7 (*IT SOW – Annual Services Charge*)

Schedule C-8 (*IT SOW – Resource Baselines*)

Schedule C-9 (*IT SOW – ARC/RRC Rates*)

Schedule C-10 (*IT SOW – Supplier-Procured Assets*)

Schedule C-10-1 (*BOM with Pricing*)

Schedule C-11 (*Financial Responsibility Matrix*)

Schedule C-12 (*Termination Charges*)

Schedule C-13 (*BPO T&M Rates*)

Schedule C-14 (*IO T&M Rates*)

Schedule C-15 (*T&M Time Codes*)

Schedule C-16 (*Medical Management Rates*)

Schedule C-17 (*Pass-Through Expenses*)

Schedule D (*Key Supplier Positions*)

Schedule E (*Transitioned Employees*)

Schedule F (*Supplier Facilities*)

Schedule G (Governance)

Schedule G-1 (*Supplier Organization*)

Schedule G-2 (*Meeting Framework*)

Schedule G-3 (*Management Reports*)

Schedule H (*Change Control Process*)

Schedule H-1 (*Change Control Notice*)

Schedule I (*Insurance*)

Schedule J (*Project Framework*)

Schedule Z-3 (*Health Net Transition Support Role Descriptions*)

Schedule Z-4 (*Health Net Transition Support Personnel Levels*)

Schedule Z-5 (*Health Net Provided Transition Work Space*)

Schedule Z-6 (*Ramp-Down Plan*)

Schedule Z-7 (*Offshore Ramp-Up Plan*)

Schedule Z-8 (*Required Onshore Positions*)

Schedule Z-9 (*Staff Augmentation Plan*)

Schedule Z-10 (*Consolidated BPaaS Transition Plans*)

Schedule Z-11 (*IT Transition Plan*)

Schedule Z-12 (*Call Center Transition Plan*)

Annex 1 (*Supplemental Terms and Conditions for BPaaS Services*)

Schedule 1-A (*Escrow Agreement*)

1.4 Construction of Preamble

The provisions of this Section 1 (Preamble) are intended to provide a general introduction to this Agreement and a context in which to interpret this Agreement's terms and conditions in circumstances where their meanings are unclear or ambiguous. It is not intended to alter the plain meaning of this Agreement or to alter the scope of the Parties' express obligations under it.

2. DEFINITIONS

2.1 Defined Terms

The following capitalized terms, when used in this Agreement, will have the meanings given them below:

(a) "***ABS Platform***" has the meaning given to it in the APA.

(b) "***Accelerated Projects***" has the meaning given in Schedule C (*Charges*).

(c) "***Adverse Change in Supplier's Financial Circumstances***" means if Supplier (i) files a petition in bankruptcy; (ii) has an involuntary petition in bankruptcy filed against it which is not challenged within twenty (20) days and dismissed within sixty (60) days; (iii) becomes insolvent; (iv) makes a general assignment for the benefit of creditors; (v) admits in writing its inability to pay its debts as they mature; or (vi) has a receiver appointed for its assets.

(d) "***Affected Employees***" has the meaning given in Schedule E (*Transitioned Employees*).

(e) "***Affected Services***" mean Services for which Health Net is requesting Disengagement Assistance.

(f) "***Affiliate***" means, with respect to an entity, any other entity or person Controlling, Controlled by or under common Control with such entity.

(g) "***Agreement***" means this Terms and Conditions document as well as all Schedules, Annexes and attachments attached hereto, and any SOWs entered into pursuant to this Agreement as well as all Exhibits thereto, the Transition Manual, all as may be amended by the Parties from time to time in accordance with Section 27.5 (Contract Amendments & Modifications) or as otherwise provided in the Agreement.

(h) "***APA***" has the meaning given in Section 1.1(g).

(i) "***Application***" or "***Application Software***" means Software that performs specific End User-related data processing, data management and telecommunications tasks.

(j) "***Acquired Assets***" will have the meaning set forth in the APA.

(k) "***Auditor***" has the meaning set forth in Section 18.1 of the Agreement.

(l) "***Beneficiary***" means a person who has enrolled in and/or is eligible to receive services under a Benefit Program at the time services are rendered. The Parties acknowledge that the term "member," "enrollee" and "insured" may be used by Health Net, and for purposes of this Agreement, the term Beneficiary includes the term "member," "enrollee" and "insured" wherever used.

(m) "***Benefit Program***" means a plan offered or administered by Health Net, its Affiliates or any of their respective customers whereby any of the foregoing are obligated to provide or arrange for health care services, or compensation therefore, to Beneficiaries in accordance with the provisions contained in such plans.

(n) "***BPaaS Discretionary Projects***" has the meaning given in Schedule C (*Charges*).

(o) "***BPaaS Non-Discretionary Projects***" has the meaning given in Schedule C (*Charges*).

(p) "***BPaaS Roadmap Projects***" has the meaning given in Schedule C (*Charges*).

(q) "***BPaaS Services Commencement Date***" shall mean the later to occur of (i) the date that is ten (10) Business Days after the date that Health Net receives the last required approval from the Regulators to proceed with the transactions contemplated by this Agreement, and (ii) March 1, 2015.

(r) "***BPaaS Services***" means collectively the Services to be provided by Supplier under this Agreement, excluding the Non-BPaaS IT Services and any other Services that may be expressly designated as not part of the BPaaS Services in any Future SOWs.

(s) "***Breakup Fee***" means a fee in the amount of *** to be paid by Health Net if Health Net exercises its right to terminate this Agreement pursuant to Section 16.1(n).

(t) "***Business Day***" has the meaning given in Schedule B (***Service Levels***).

(u) "***Business Hours***" means 08:00 – 17:00, local time (from the perspective of the applicable Service Recipient), during a Business Day, provided that the foregoing shall not supersede any business, operational or similar hours set forth in a SOW (including Solution documents attached thereto).

(v) "***Commercially Available***" means Software that is routinely licensed to the general public by Supplier or a third party, as applicable, through separately established standard terms and conditions and standard charges, and for which such Software Supplier or the third party (as applicable) provides ongoing maintenance, support and Software Updates.

(w) "***Commercially Reasonable Efforts***" means taking all such steps and performing in such a manner as a well-managed company would undertake where it was acting in a determined, prudent and reasonable manner to achieve a particular desired result for its own benefit.

(x) "***Control***" and its derivatives, such as "***Controlling***" means with regard to any entity the legal, beneficial or equitable ownership, directly or indirectly, of: (i) fifty percent (50%) or more of the capital stock (or other ownership interest if not a stock corporation) of such entity ordinarily having voting rights; or (ii) (A) twenty percent (20%) or more of the capital stock (or other ownership interest if not a stock corporation) and (B) either (1) a greater percentage than any other juridical person or (2) management control in fact or by agreement.

(y) "***Disengagement Assistance***" means, collectively, the Functions that Health Net requests from Supplier to enable an orderly transfer of Services from Supplier to Health Net or its designees without interruption or adverse effect to Health Net in connection with the reduction or cessation of any Services (in whole or in part), or the expiration or earlier termination (for any reason) of this Agreement (in whole or in part) or any SOW (in whole or in part), including (i) the Functions described in Section 16.5 (Disengagement Assistance) and Schedule L (*Disengagement Assistance*), and (ii) as requested by Health Net, any or all of the Affected Services provided by Supplier prior to the effective date of reduction, cessation, termination or expiration of the Affected Services, which for clarity Health Net may require Supplier to perform after expiration or termination of the Agreement with respect to such Affected Services.

(z) "***Disengagement Assistance Period***" means, for each request by Health Net for Disengagement Assistance, the period of time requested by Health Net for Supplier to provide Disengagement Assistance pursuant to Section 16.6 (*Disengagement Assistance*), provided that in no event shall any Disengagement Assistance Period extend beyond the date that is *** following the effective date of expiration or termination of this Agreement in whole, as such effective date may be extended pursuant to Section 16.4.

(aa) "***DMHC***" means the Department of Managed Health Care of the State of California.

(bb) "***Documentation***" means written materials (including materials published on an Internet or Intranet site or otherwise online) that are available or necessary to instruct or assist End Users, operators or systems personnel in the installation, development, maintenance, operation, use or modification of any Equipment, Software, system, or Deliverable (including applicable functional and technical specifications), as such documentation is updated from time to time.

(cc) "***Effective Date***" has the meaning set forth in the first paragraph of the Terms and Conditions of this Agreement.

(dd) "***Employee Transfer Date***" has the meaning given in Schedule E (*Transitioned Employees*).

(ee) "***End Users***" means direct users of the Services provided under this Agreement.

(ff) "***Equipment***" means any computer and telecommunications machines or other hardware (without regard to the entity owning or leasing it), including all associated attachments, features, accessories and peripheral devices and related services (*e.g.*, maintenance and support services, upgrades, and subscriptions services). For purposes of allocating financial, operational, management, or other responsibilities with respect to Equipment, references to Equipment shall also include any associated maintenance and services agreements relating to such Equipment that are in effect and disclosed by the contracting Party to the other Party.

(gg) "***Exchange***" shall mean the California Health Benefit Exchange ("Covered California") and any Laws applicable to such entity, and any other comparable entity operating in a state in which Health Net or a Health Net Affiliate conducts business.

(hh) "***Exchange Agreement***" shall mean the agreement between Health Net and the Exchange in California that establishes the terms under which Health Net shall participate in the Exchange's Covered California program, and any comparable agreement between Health Net or a Health Net Affiliate and an Exchange in a state in which Health Net or a Health Net Affiliate conducts business.

(ii) "***Financial Responsibility***" means having responsibility for furnishing, maintaining and paying for resources (or certain services related to such resources) without seeking reimbursement from the other Party.

(jj) "***Former Health Net Affiliate***" means: (i) any entity Affiliated with Health Net at any time during the Term (such designation expiring at the end of the twenty-fourth (24th) month after the date that such entity ceases to Control, be Controlled by, or be under common Control with, Health Net); or (ii) the purchaser of all or substantially all of the assets and/or customers of any line of business of Health Net or any of its Affiliates (such designation (A) applying only with respect to the business or customers so acquired; and (B) expiring at the end of the twenty-fourth (24th) month after the date of such purchase.) At Health Net's option, each Former Health Net Affiliate shall be deemed to be an Affiliate of Health Net.

(kk) "***Functions***" has the meaning given in Section 3.1(a) (Services, Defined).

(ll) "***Health Insurance Portability and Accountability Act***" or "***HIPAA***" means Public Law 104-191 and its implementing regulations.

(mm) "***Health Net Data***" means all data and information in any form (and all Derivative Works thereof), including Confidential Information, payment card information, Protected Health Information and Personally Identifiable Information, belonging to or concerning any of Health Net; its Affiliates; its Service Recipients; and each of their respective and prospective members, customers, employees, providers or other suppliers that (i) is present in Software or Equipment operated by Supplier for the benefit of Health Net, a Health Net

Affiliate or another Service Recipient, or (ii) is directly or indirectly accessed or obtained by Supplier from, in connection with, or as a result of the Services, or is derived therefrom. For the avoidance of doubt, "Health Net Data" does not include publicly available information or Supplier Confidential Information.

(nn) "***Health Net Facilities***" means facilities that are owned or leased by Health Net (or a Health Net Affiliate).

(oo) "***Health Net Leased Equipment***" means Equipment leased by Health Net (or a Health Net Affiliate).

(pp) "***Health Net Licensed Software***" means Software owned (*i.e.*, in which the copyright is owned) by a party other than Health Net (or a Health Net Affiliate) that is licensed by Health Net (or a Health Net Affiliate).

(qq) "***Health Net Owned Equipment***" means Equipment owned by Health Net (or a Health Net Affiliate).

(rr) "***Health Net Owned Software***" means Software owned (*i.e.*, in which the copyright is owned) by Health Net (or a Health Net Affiliate).

(ss) "***Health Net Policies***" means the applicable standards, policies and procedures of Health Net (and its Affiliates) provided to Supplier in connection with this Agreement (including by Health Net providing Supplier a link to an online repository where they may be accessed), whether existing as of the Effective Date (including those policies identified in Schedule P (*Health Net Policies*) or in any SOW) or adopted by Health Net during the Term, and in each case as may be modified by Health Net during the Term.

(tt) "***Health Net Third Party Service Contracts***" means third party service contracts of Health Net (or a Health Net Affiliate). For clarity, maintenance and support and services agreements relating to Software that are in effect and that are disclosed by Health Net to Supplier shall be deemed to be part of the Software and not Health Net Third Party Service Contracts.

(uu) "***Identity-Related Costs***" means the following costs that are reasonable and incurred by Health Net relating to a Security Breach: ***

(vv) "***Indemnity Claim***" means any demand, or any civil, criminal, administrative or investigative notice, inquiry, claim, action, or proceeding (including arbitration) sent to, or commenced or threatened against, an entity or person.

(ww) "***Initial SOWs***" shall mean collectively the following Statements of Work:

(i) Statement of Work # 1 (*Claims Management Services*),

(ii) Statement of Work # 2 (*Membership and Configuration Services*),

(iii) Statement of Work # 3 (*Contact Center Services*),

(iv) Statement of Work # 4 (*IT Services*),

(v) Statement of Work # 5 (*Quality Assurance Services*),

(vi) Statement of Work # 6 (*Appeals and Grievances Services*), and

(vii) Statement of Work # 7 (*Medical Management Services*).

(xx) "***IPRs***" or "***Intellectual Property Rights***" means all intellectual and industrial property rights recognized in any jurisdiction, including copyrights, mask work rights, moral rights, trade secrets, patent rights, rights in inventions, trademarks, trade names and service marks (including applications for, and registrations, extensions, renewals, and re-issuances of, the foregoing).

(yy) "***Law***" means, if and to the extent applicable: (i) any law, statute, regulation, ordinance or subordinate legislation in force from time to time, including any such item that relates to TRICARE, the Veteran's Administration, and the Centers for Medicare and Medicaid ("CMS"); (ii) the common law; (iii) any binding court order, judgement or decree (including consent agreements); (iv) any directive, policy, rule, order, corrective action plan, communication, standards or other mandate that is made or given by any government, an agency thereof, or any regulatory body (including an Exchange, the DMHC and the U.S. Department of Health and Human Services), of any country, the European Union, or other national, federal, commonwealth, state, provincial or local jurisdiction, and of any exchange or association (including the New York Stock Exchange, the National Association of Securities Dealers whose regulations are binding on either Party pursuant to a self-regulating mechanism approved by a governmental entity; and (v) any communication from a Regulator to Health Net or Supplier indicating a course of action be taken or not taken that, if disclosed by the Regulator to Health Net is thereafter disclosed by Health Net to Supplier.

(zz) "***Line of Business***" means the lines of business established by Health Net into which its operations relevant to the scope of the Services are organized for certain purposes. As of the Effective Date, there are five (5) such Lines of Business, as follows: (i) Individual – Commercial; (ii) Group – Commercial; (iii) Medicare; (iv) State Health Programs; and (v) Duals. The Lines of Business shall also include any additional Lines of Business for which pricing is developed pursuant to Schedule C (Charges).

(aaa) "***Losses***" means all losses, liabilities, damages, liens, claims and costs, and all related expenses and other charges suffered or reasonably incurred as a result of or in connection with an Indemnity Claim, including reasonable attorneys' fees and disbursements, costs of investigation, litigation, settlement, and judgment, and any taxes, interest, penalties, and fines.

(bbb) "***Minimum Revenue Commitment***" or "***MRC***" has the meaning given in Schedule C (*Charges*).

(ccc) "***Non-BPaaS IT Projects***" has the meaning given in Schedule C (*Charges*).

(ddd) "***Non-BPaaS IT Services***" has the meaning in SOW #4 (*IT Services*).

(eee) "***Non-Commercially Available***" means, with respect to Software, Software that is not Commercially Available.

(fff) "***Object Code***" shall mean Software code resulting from the translation or processing of Software in Source Code form by a computer into machine language, which is a form that is not convenient to human understanding of the Software.

(ggg) "***Open Source Code***" means any Software that requires as a condition of its use, modification or distribution that it be disclosed or distributed in source code form or made available at no charge. Open Source Code includes software licensed under the GNU General Public License (GPL) or the GNU Lesser/Library GPL.

(hhh) "***Open Source License***" means a license to Software that complies with the Open Source Initiative's definition of "Open Source."

(iii) "***Out-of-Pocket Expenses***" means reasonable, demonstrable and actual out-of-pocket expenses incurred by Supplier for Equipment, materials, supplies, or services provided to or for Health Net that are expressly subject to reimbursement by Health Net pursuant this Agreement, but not including Supplier's actual or allocated overhead costs, administrative expenses or other mark-ups.

(jjj) "***Protected Health Information***" and "***PHI***" shall have the meaning given to such term at 45 C.F.R. § 160.103, as may be amended by Law from time to time.

(kkk) "***Personally Identifiable Information***" means any information about an individual including any information that could be used to identify an individual such as Protected Health Information.

(lll) "***Proprietary Business Rules***" shall have the definition in the APA.

(mmm) "***Regulator***" means any governmental or quasi-governmental entity (i) with investigatory or oversight capability regarding Health Net, a Health Net Affiliate, or a Former Health Net Affiliate, or of any Services under this Agreement, including CMS, DMHC and Arizona Health Care Cost Containment System ("***AHCCCS***"), or (ii) that is party to a Regulatory Contract.

(nnn) "***Regulatory Contract***" means any contract between Health Net and a governmental or quasi-governmental entity under which the governmental or quasi-governmental entity is paying for services provided to Beneficiaries (e.g., Medicaid, Medi-Cal, CHIPs), but excluding contracts in which the governmental or quasi-governmental entity is merely acting as the employer paying for health insurance coverage for its employees.

(ooo) "***Related SOW***" shall mean a SOW that is impacted by the event that gives rise to the right to terminate under Section 16, such as the SOW under which the breach or Service Level Failure occurred. Related SOW shall also include any SOW which Health Net, in its reasonable discretion, determines should also be terminated because of business, operational or financial reasons, including that the Services provided under the immediately impacted SOW should be grouped with Services under other SOWs in order to achieve a desired business, operational or financial result.

(ppp) "***Required Consents***" means such consents as may be required for (i) the assignment to a Party, or the grant to a Party of rights of access and use, of resources otherwise provided to or licensed by the other Party, and (ii) with respect to any resource (e.g., Software, Equipment, third party services) for which the corresponding contract is to be assigned to

Health Net or its designee pursuant to Disengagement Assistance (including any resource utilized or introduced after the Effective Date during the Term), the disclosure of the corresponding contract terms to Health Net or its designee, or the assignment of such contract to Health Net or it designee, as part of Disengagement Assistance.

(qqq) "***Security Breach***" means (i) any actual circumstance that compromises the privacy and/or security of any Health Net Data or Health Net Software or systems which are possessed or operated by (or for) or are under the control of Supplier or a third party that received such Health Net Data (directly or indirectly) through Supplier (with the exception of a third party to which Health Net directs Supplier in writing to provide Health Net Data, including auditors, regulators and contractors but excluding Subcontractors); or (ii) any loss or unauthorized acquisition, access, destruction, alteration, disclosure or use (in all cases whether intentional or not) of, or the inability to locate, Health Net Data which was delivered to, created, maintained or accessed by, Supplier or a third party that received such Health Net Data (directly or indirectly) through Supplier (with the exception of a third party to which Health Net directs Supplier in writing to provide Health Net Data, but excluding Subcontractors). For purposes of defining "in control" as that term is used in clause (i) of this definition, Supplier shall be deemed to be in control of Health Net Data, Health Net Software or systems in the IBM data center to the extent (A) Supplier provides or is required to provide systems monitoring or related management or other Services that affect the security of such Health Net Data, Health Net Software or systems, (B) Supplier is obligated to manage IBM or any other third party under this Agreement, (C) the provisions set forth in Schedule Q (*Security*) are applicable to the Services to be provided by Supplier with respect to such Health Net Data, Health Net Software or systems, or (D) any other circumstance in which Supplier's acts or omissions could have prevented the Security Breach if Supplier had exercised due care and complied with is obligations under this Agreement.

(rrr) "***Service Tower***" means the Services to be provided by Supplier under each Statement of Work, as well as the Cross Functional Services to support such Service Tower. The Service Towers as of the Effective Date are:

(i) Cross Functional Services Tower means the Cross Functional Services as defined in Schedule A (*Cross Functional Services*);

(ii) Claims Service Tower means the Claims Services as defined in Statement of Work # 1 (*Claims Management Services*);

(iii) Membership Service Tower means the Membership and Configuration Services as defined in Statement of Work # 2 (*Membership and Configuration Services*);

(iv) Contact Center Service Tower means the Contact Center Services as defined in Statement of Work # 3 (*Contact Center Services*);

(v) Non-BPaaS IT Service Tower means the IT Services as defined in Statement of Work # 4 (*IT Services*);

(vi) Quality Assurance Service Tower means the Quality Assurance Services as defined in Statement of Work # 5 (*Quality Assurance Services*);

(vii) Appeals and Grievances Service Tower means the Appeals and Grievances Services as defined in Statement of Work # 6 (*Appeals and Grievances Services*); and

(viii) Medical Management Service Tower means the Medical Management Services as defined in Statement of Work # 7 (*Medical Management Services*).

(sss) "***Software***" means (i) program code (in Object Code and Source Code forms) and all supporting documentation, media, on-line help facilities and tutorials, including any Software Updates, (ii) frameworks, utilities, macros, software configurations, templates and tools used to deliver services or enhance the productivity or quality of services, and (iii) Derivative Work of any item described in clauses (i) and (ii). For purposes of allocating financial, operational, management, or other responsibilities with respect to Software, references to Software shall also include any associated maintenance and support agreements relating to such Software that are in effect and are disclosed by the contracting Party to the other Party.

(ttt) "***Software Update***" means any modification, enhancement, upgrade, update, new version or release, or Derivative Work of Software.

(uuu) "***SOW Effective Date***" means, (i) with respect to the Initial SOWs, the Effective Date of this Agreement, and (ii) with respect to any Future SOW, the effective date set forth in the applicable SOW.

(vvv) "***SOW Service Commencement Date***" means, with respect to Future SOWs, the date set forth in the applicable SOW that Supplier Personnel shall commence performing the applicable SOW Services in a live production environment.

(www) "***SOW Services***" means, for each SOW, (i) the Services described in such SOW, and (ii) the Services described in Schedule A (*Cross Functional Services*) and elsewhere in the Agreement as they apply to the Services described in such SOW.

(xxx) "***SOW Term***" has the meaning given in Section 4.1 (Initial Term).

(yyy) "***Source Code***" means the computer code of Software in programming languages, including all comments and procedural code, and all related development documents (*e.g.*, flow charts, schematics, statements of principles of operations, End User manuals, architectural standards, documentation, and any other specification that are used to create or that comprise the computer code, of the Software concerned).

(zzz) "***Statement of Work***" or "***SOW***" has the meaning given in Section 3.7(a).

(aaaa) "***Subcontractor***" means (i) a third party engaged by Supplier to provide any portion of the Services, (ii) any entity to which a Subcontractor further subcontracts (or otherwise sub-delegates) any of its subcontracted duties or obligations, and (iii) any other entity to which any such subcontracted duties or obligations are further subcontracted (or otherwise sub-delegated), below the level of the agreement between Supplier and a Subcontractor.

(bbbb) "***Supplier Competitor***" means those entities listed in Schedule M (*Supplier Competitor*).

(cccc) "***Supplier Personnel***" means, collectively, any and all personnel furnished or engaged by Supplier to perform any part of the Services, including: (i) the employees of Supplier; (ii) Subcontractors; and (iii) the employees of such Subcontractors.

(dddd) "***Supplier Provided Software***" means Software that is used by Supplier to provide the Services that is either (i) made available by Supplier to Health Net, its Affiliates, Former Health Net Affiliates and Service Recipients to receive or use the Services, or (ii) reasonably necessary for Health Net and its Affiliates' and their respective service providers to provide and deliver, and for Health Net, its Affiliates, Former Health Net Affiliates and Service Recipients to receive and use, services that are substantially similar to the Services, during the Disengagement Assistance Periods and for two years thereafter as contemplated by Section 12.3.

(eeee) "***Supplier Software***" means any Software that is owned by Supplier or its Affiliates.

(ffff) "***Technology Platform***" has the meaning given in Annex 1 (*Supplemental Terms and Conditions for BPaaS Services*).

(gggg) "***Terms and Conditions***" means this document, which is identified in the footer as the Terms and Conditions.

(hhhh) "***Third Party Software***" means any Software that is owned by a third party (*i.e.*, not Health Net or its Affiliates or Supplier or its Affiliates).

(iiii) "***Transition Documents***" has the meaning given in Section 13.4(a).

(jjjj) "***Transition Manual***" shall mean that certain manual containing Transition-related plans and material agreed to by the Parties on or about the Effective Date.

(kkkk) "***Transitioned Employees***" has the meaning given in Schedule E (*Transitioned Employees*).

(llll) "***Use***" means to access, use, execute, display, copy, perform, distribute copies of, maintain, modify, enhance, and create Derivative Works of the subject material(s).

2.2 Other Terms

(a) Other Capitalized Terms. Other capitalized terms used in this Agreement but not defined above are defined where they are used and have the meanings there indicated, and in the Glossary attached hereto as Schedule W (*Glossary*). Those terms, acronyms, and phrases utilized in the business process outsourcing or health and wellness industries which are not otherwise defined in this Agreement shall be interpreted in accordance with their generally understood meaning in such industry or business context.

(b) References to Schedules. References to a Schedule include such Schedules at the Terms and Conditions level and the corresponding Exhibit covering the same topic at the SOW level. For example, a reference to Schedule P (*Health Net Policies*) also includes Exhibit F (*Health Net Policies*) to any SOW.

3. SERVICES

3.1 Provision of the Services

(a) Services, Defined. Supplier will provide the following services, functions, obligations, responsibilities, activities and tasks (collectively, "***Functions***") as they may be supplemented, enhanced, modified or replaced pursuant to this Agreement (collectively, the "***Services***"):

(i) the Functions described in Schedule A (*Services*), each SOW, and elsewhere in this Agreement, other than (1) those expressly designated as Functions for which Health Net is responsible, and (2) those prohibited by Law to be delegated by Health Net to a third party for performance;

(ii) any Functions performed during the twelve (12) months preceding the applicable SOW Effective Date:

(A) by Supplier pursuant to any of the Existing Agreements, excluding the SA/AD Agreement; or

(B) by Health Net's or its Affiliates' personnel (including employees and contractors) performing in a Service Tower who were displaced pursuant to this Agreement, or whose Functions were displaced pursuant to this Agreement;

(iii) any other Functions required in order for Supplier to be in compliance with the requirements of each Health Plan, product and provider network (collectively, "Health Net Plans"), whether existing as of the Effective Date or created by Health Net during the Term, and in each case as same may be modified by Health Net during the Term.

(b) Services Commencement.

(i) Initial SOWs. For the Initial SOWs, Supplier shall commence performance of the applicable SOW Services on the BPaaS Services Commencement Date.

(ii) Future SOWs. For each Future SOW, Supplier shall commence performance of the applicable SOW Services on the applicable SOW Service Commencement Date.

(c) Relationship to the BPO Agreement.

For clarity, the BPO Agreement shall remain in effect until the BPaaS Services Commencement Date, at which time the BPO Agreement shall be automatically terminated and of no further force or effect, at no charge or cost to Health Net; provided, however, that such termination shall be without prejudice to any rights and remedies that may have accrued prior to the effective date of such termination.

3.2 Implied Services

If any Functions (other than those Functions either (i) expressly retained as a Function to be performed by Health Net under this Agreement or (ii) prohibited by Law to be delegated by Health

Net to a third party for performance thereof), are reasonably required for, and incidental to or inherent in, the proper performance and provision of the Services (regardless of whether they are specifically described in this Agreement) they shall be deemed to be implied by and included within the scope of the Services to be provided by Supplier to the same extent and in the same manner as if specifically described in this Agreement.

3.3 Evolution of the Services

Throughout the Term, Supplier will seek to improve the quality, efficiency and effectiveness of the Services to keep pace with technological, business process outsourcing and Medicare Part D advances and support Health Net's (and its Affiliates') evolving business needs and efforts to maintain competitiveness in the markets in which it (and they) competes. Without limiting the generality of the foregoing, Supplier will: (i) identify and apply 'best practice' techniques and methodologies in performing and delivering the Services; and (ii) train Supplier Personnel in new techniques and technologies used generally within Supplier's organization or the business process outsourcing services industry, and (ii) make investments to maintain the currency of Supplier's tools, infrastructure and other resources used by Supplier to render the Services. Changes in the Services pursuant to this Section 3.3 will not be considered New Services (as defined in Section 3.8(a)).

3.4 Users of the Services

(a) Supplier will provide the Services to Health Net and, as designated by Health Net from time to time, its Affiliates, Former Health Net Affiliates, licensees, customers, providers (e.g., physicians, medical groups, hospitals., etc), contractors and other entities with which Health Net has a business relationship (each such entity a "***Service Recipient***"). For purposes of this Agreement, Services provided to such entities shall be deemed to be Services provided to Health Net. The following apply with respect to all Service Recipients:

(i) Health Net shall be directly responsible for (A) the payment of all Charges associated with Supplier's provision of Services to Service Recipients under this Agreement and (B) as and to the extent related to any Service Recipient's use of the Services, the performance, breach or other wrongful conduct of any such Service Recipient; and

(ii) notice provided by Supplier to Health Net under this Agreement will constitute notice to Service Recipients, and Service Recipients will send notices required by this Agreement to Supplier only through Health Net.

(b) With respect to Former Health Net Affiliates, Supplier will continue to provide the Services being provided as of the date of divestiture as is requested by Health Net for as long as such entity continues to meet the definition of "***Former Health Net Affiliate***" (or such shorter period of time designated by Health Net). There shall be no additional charge or fee (*i.e.*, in addition to the charges for the actual Services as provided in this Agreement) for the provision of Services to Former Health Net Affiliates.

(c) The Services provided to Health Net, Health Net Affiliates and Former Health Net Affiliates under this Agreement may be utilized by Health Net, Health Net Affiliates and Former Health Net Affiliates for the benefit of members of health plans owned by Health Net, a Health Net Affiliate, a Former Health Net Affiliate or any third party (including any

third party which may have purchased such health plan from Health Net, a Health Net Affiliate or a Former Health Net Affiliate), or to meet its obligations under any contract that Health Net, a Health Net Affiliate or a Former Health Net Affiliate has with a third party to provide services of the type provided under this Agreement (including administrative services only (ASO) arrangements).

3.5 Non-Exclusive; Variability

(a) This Agreement is non-exclusive. Subject to the minimum revenue commitment requirements set forth in Schedule C (*Charges*), nothing in this Agreement shall be construed to limit in any way Health Net's ability to reduce the volumes of the Services being provided by Supplier, or to provide itself, or have other third parties provide (or propose to provide), services that are the same as or similar to the Services, including with respect to any in-scope Functions. Nothing in this Agreement shall limit Supplier's ability to provide, or propose to provide, services to third parties that are the same as or similar to the Services, including with respect to any in-scope outsourcing Functions. Health Net (and its Affiliates) may contract with other suppliers for any products and services, including products and services that are similar to or competitive with the Services or that are part of the Services. In the case of Health Net's withdrawal of portions of the Services from Supplier (including a withdrawal by Health Net of any volumes of Services or in-scope Functions from the scope of this Agreement), the charges shall be adjusted in accordance with the terms provided in Schedule C (*Charges*) and the unit rates set forth therein.

(b) The Services are variable in volume. Such variations are provided for in the charging mechanisms set forth in Schedule C (*Charges*). Supplier shall be responsible for adjusting the resources used to provide the Services to accommodate the changes in volume (regardless of the amount of time remaining in the Term) in such a manner as to comply with all Service Levels. In the case of Health Net's addition of Services to Supplier (including an increase by Health Net of any volumes of Services or in-scope Functions to the scope of this Agreement), the charges shall be adjusted in accordance with the terms provided in Schedule C (*Charges*) and the unit rate set forth therein. Supplier shall not be entitled to receive an adjustment to the Charges resulting from such variations in volume except as set forth in the applicable SOWs or Schedule C (*Charges*).

(c) Except as set forth in Schedule C (*Charges*) regarding the minimum revenue commitment, Health Net (and its Affiliates) makes no commitment for any minimum or maximum volume, scope, or value of the Services under this Agreement or to any minimum or maximum payments to be made to Supplier.

3.6 Cooperation and Coordination with Other Parties

(a) If Health Net performs itself, or retains a third party other than Supplier to perform, any services that interface or interact with the Services, or that formerly were part of the Services, Supplier will, in accordance with and subject to Section 3.6(b), cooperate and coordinate with Health Net or such third party as reasonably required for Health Net or the third party to perform such services subject in each case to the applicable requirements of Section 21.2 that pertain to the third party entering into a Non-Disclosure Agreement relating to Supplier's Confidential Information. Supplier's cooperation and coordination will include, as applicable: (i) providing reasonable access to the facilities being used by Supplier to provide the Services as necessary for Health Net or the third party to perform its

work; (ii) providing reasonable access to the Equipment and Software used in providing the Services except to the extent prohibited under any applicable agreements with third parties; provided that this clause (ii) shall not limit Health Net's rights under Sections 12 and 15; and (iii) providing such information regarding the operating environment, system constraints and other operating parameters as a person with reasonable commercial skills and expertise would find reasonably necessary for Health Net or the third party to perform its work.

(b) Health Net shall require that third parties retained by Health Net who utilize Supplier's resources comply with Supplier's reasonable security and confidentiality requirements and, as relevant, with Supplier's reasonable work standards, methodologies and procedures, if provided in writing by Supplier to Health Net and such third parties. Supplier shall immediately notify Health Net if an act or omission of such a third party may cause a problem or delay in providing the Services and shall work with Health Net to prevent or circumvent such problem or delay.

3.7 "Master" Nature of the Terms and Conditions

(a) The Parties intend that these Terms and Conditions serve as a "master" agreement which will govern the Services and any additional services which the Parties agree will be provided by Supplier to Health Net under this Agreement. The Parties shall enter into statements of work (each a "***Statement of Work***" or "***SOW***") that will reflect the terms under which Services shall be provided by Supplier to Health Net.

(i) As of the Effective Date, the Parties are entering into the Initial SOWs.

(ii) If, after the Effective Date, the Parties agree upon additional services that they desire to be governed by these Terms and Conditions, they shall enter into additional SOWs ("***Future SOWs***") each in substantially the same format and containing the same information as in the Initial SOWs and required by Schedule A-3 (*SOW Template*).

(A) Upon execution of any Future SOW, such Future SOW shall be governed by and subject to these Terms and Conditions and the other terms of this Agreement; provided, however, that a Future SOW may override any provision of these Terms and Conditions or any such other term of this Agreement only if, and to the extent that: (i) such Future SOW expressly identifies the provision(s) the Parties intend to override, (ii) such change applies solely to such SOW; and (iii) the executed version of such Future SOW has been approved by legal counsel for both Parties, as evidenced in writing on the executed version of it.

(B) With respect to each Future SOW, Health Net and Supplier will jointly determine whether it is necessary or desirable to update any schedule(s) to the Terms and Conditions.

3.8 New Services

(a) "***New Services***" means Functions Health Net requests Supplier to perform under this Agreement

(i) that are materially different from, and in addition to, the Services; and

(ii) for which there is no existing charging mechanism in this Agreement.

(b) Supplier will not perform any additional Functions that would constitute New Services prior to informing Health Net what the additional charges would be for performing them, and receiving Health Net's prior written authorization to proceed, all in accordance with Section 17.5 and the Change Control Process. If Supplier does perform the additional Functions without Health Net's prior written authorization, they will be deemed to have been performed as part of the Services at no charge.

3.9 Joinder Agreements

(a) General.

(i) The Parties acknowledge and agree that certain Health Net Affiliates desire to contract directly with Supplier for the Services to be provided to such Health Net Affiliates. The Parties agree that any such Health Net Affiliate that wishes to do so may enter into a joinder agreement with Supplier in the form attached hereto as Schedule T (*Joinder Agreement*) (each such agreement a "***Joinder Agreement***", and each party to a Joinder Agreement, a "***Joinder Party***").

(ii) Except as provided in Section 3.9(d), any such Health Net Affiliate that enters into a Joinder Agreement (each, a "Health Net Joinder Party") shall be solely responsible for the Charges with respect to such Services provided to such Health Net Joinder Party by Supplier, and the Joinder Parties shall comply with the terms of such Joinder Agreement. For the avoidance of doubt, in no event shall a Health Net Joinder Party be responsible for any Charges for Services provided by Supplier to Health Net or any other Health Net Affiliate.

(iii) Except as otherwise expressly provided in a Joinder Agreement, all applicable provisions of this Agreement, as the same may be amended or modified from time to time in accordance with Section 25.3, shall be binding on the Joinder Parties to such Joinder Agreement. Any such amendment or modification to this Agreement shall be binding on such Joinder Parties without any further action by the Parties or such Joinder Parties.

(b) Resolution of Joinder Disputes.

Unless otherwise required by Law, any claim or dispute arising out of or related to a Joinder Agreement ("***Joinder Disputes***") may be brought pursuant to Section 26 by the applicable Joinder Party against the corresponding Joinder Party under such Joinder Agreement.

(c) Relationship of this Agreement and Joinder Agreements.

This Agreement and any Joinder Agreements are separate, but related agreements. In no event shall this Agreement or any Joinder Agreement be or form the basis for an agreement, directly or indirectly, between Health Net and any Health Net Joinder Party. All Joinder Agreements shall expire upon termination (for any reason) or expiration of this

Agreement. This Agreement shall remain in effect notwithstanding the termination (for any reason) or expiration of a Joinder Agreement.

(d) Guaranty.

Health Net hereby guarantees the payment of all sums payable by Health Net Joinder Party to Supplier under the Joinder Agreement and shall cause the due and punctual performance and observance by Health Net Joinder Party of all acts and obligations to be performed or observed by Health Net Joinder Party under the Joinder Agreement.

3.10 Contract documents to be completed after Effective Date

The Parties agree that they will work in good faith and cooperate with each other to complete the following documents within thirty (30) days after the Effective Date:

(a) Schedule A-3 (*Future SOW Template*);

(b) Schedule J (*Project Framework*);

(i) Schedule J-1 (*Deliverable Acceptance Procedures*);

(ii) Schedule J-2 (*Form of Work Order Project*);

(iii) and Schedule J-3 (*Project Estimation Model*); and

(c) Schedule W (*Glossary*);

(d) Schedule U (*Aspect Assignment and Assumption Agreement*).

Upon agreement in writing by the Parties to any such Schedule, it shall be deemed to be attached to this Agreement without the need for an amendment.

4. TERM AND REGULATORY APPROVALS

4.1 Initial Term

(a) The term of this Agreement shall commence on the Effective Date and expire on the date that is seven (7) years after the BPaaS Services Commencement Date, unless it is terminated earlier or is extended pursuant to the terms of this Agreement (such period, together with all extensions thereof, the "***Term***").

(b) The term of each SOW shall commence on the SOW Effective Date for such SOW. The Initial SOWs shall expire on the date that this Agreement expires, unless this Agreement or such Initial SOW is terminated earlier or is extended pursuant to the terms of this Agreement. The Future SOWs shall expire on the date set forth in such Future SOWs, unless such Future SOW is terminated earlier or is extended pursuant to the terms of this Agreement. The foregoing period, together with all extensions thereof, is known as the "***SOW Term***"; provided, however, that no SOW Term will extend beyond the Term of this Agreement.

4.2 Renewal Terms

(a) By giving notice to Supplier no less than three (3) months prior to the then-existing expiration date of this Agreement, Health Net may extend the Term for a period designated by Health Net of up to one (1) year ("Renewal Period")on the terms and conditions (including any productivity improvements) then in effect, provided however, that the Parties agree that the charges in effect during any such renewal period shall be subject to the mutual agreement of the Parties.

(b) Health Net shall have two (2) such extension options of up to one (1) year each. With respect to each SOW, Health Net shall have the same rights to extend the applicable SOW Term that it has to extend this Agreement under this Section; provided, however, that no SOW Term will extend beyond the Term of this Agreement.

(c) Supplier shall follow the following process in connection with establishing the charges during the Renewal Periods.***

4.3 Regulatory and Customer Approvals

(a) The Parties acknowledge that Health Net must obtain both regulatory approvals and customer consents in order for the Functions that the Parties contemplate to be included in the scope of this Agreement to be actually included in the scope of this Agreement after the Effective Date. Health Net will keep Supplier informed of progress in obtaining such approvals Health Net will notify Supplier of any regulatory filing or information request, prior to filing or disclosure, in which any Confidential Information of Supplier (not including this Agreement or the terms hereof) may be disclosed. In the event that any Confidential Information of Supplier will be disclosed, Health Net will request and use reasonable efforts to obtain confidential treatment of such information, if requested by Supplier.

(b) In the event that Health Net is not able to obtain such a consent or approval, or in the event that Health Net obtains a regulatory approval or customer consent that is later revoked, (i) Health Net will notify Supplier and provide such information regarding such denial or revocation as is reasonably requested by Supplier (which information will be deemed Health Net Confidential Information), (ii) Health Net shall have the right to remove any impacted Services, reduce any volumes associated with such Services, reduce the number of Supplier Personnel associated with such Services (and otherwise modify their skill mix) and remove any impacted Functions from the scope of this Agreement, and (iii) Health Net shall have the right to terminate this Agreement (in whole or in part) or any SOW (in whole or in part) as of a date specified by Health Net by giving Supplier at least ninety (90) days prior written notice of such termination.

(c) The Parties hereby agree that if any Regulator sends to Health Net an email, letter, or other written statement which indicates, in effect, that such Regulator considers the outsourcing of the Services which the Parties have added or may add after the Effective Date, the volumes associated with such Services, the business process Functions associated with such Services, or Supplier's solution to provide such Services (*e.g.*, location from which such Services will be performed), to make Health Net out of compliance with such Regulator, then (i) Health Net shall provide copies of such notices to Supplier, and (ii) in order to maintain compliance with such Regulator, Health Net shall have the right to remove any impacted Services, reduce any volumes associated with such Services, reduce

the number of Supplier Personnel associated with such Services and otherwise modify their skill mix, and remove any impacted Functions associated with such Services, from the scope of this Agreement, and (iii) terminate this Agreement (in whole or in part) or any SOW (in whole or in part) as of a date specified by Health Net by giving Supplier at least ninety (90) days prior written notice of such termination.

(d) ***

(ii) If Health Net provides Supplier with notice that Health Net is exercising its right under clauses 4.3(b)(ii) or 4.3(c)(ii) after the BPaaS Services Commencement Date, then such modification shall be addressed via the Change Control Process and any Charges associated with such Change Order shall be governed by Section 19.1(a) of Schedule C (*Charges*).

(iii) If Health Net provides Supplier with notice that Health Net is exercising its right under clauses 4.3(b)(iii) or 4.3(c)(iii) after the BPaaS Services Commencement Date, then Section 18.1 of Schedule C (*Charges*) shall govern.

(e) To the extent relevant to the performance of the Services or any of Supplier's other obligations under this Agreement, Supplier shall comply with provisions arising out of Health Net's contracts for federal business, including restrictions against providing services from offshore and audit requirements, as such provisions are set forth in this Agreement, included in the Health Net Policies, or otherwise communicated to Supplier.

5. PERFORMANCE

5.1 Performance, Generally

Supplier is responsible for managing and successfully performing, completing, and delivering the Services, subject to the overall direction of Health Net and with the cooperation and support of Health Net as specified in this Agreement.

5.2 Place of Performance

(a) Schedule F (*Supplier Facilities*) sets forth the Supplier and Approved Subcontractor facilities from which Supplier will perform the Services (collectively, the "***Supplier Facilities***"). Section 1 of Schedule F (*Supplier Facilities*) sets forth the offshore Supplier Facilities. Section 2 of Schedule F (*Supplier Facilities*) sets forth the onshore Supplier Facilities. Schedule F (*Supplier Facilities*) also sets forth the type of Services that Supplier is permitted to provide from each such Supplier Facility.

(i) Supplier may not provide Services from a Supplier Facility unless (A) such Service is expressly permitted to be provided from such Supplier Facility as described in Schedule F (*Supplier Facilities*), or (B) Supplier has received Health Net's prior written consent for such Services to be provided from such Supplier Facility.

(ii) Health Net may specify, upon prior written notice to Supplier from time to time during the Term, which (if any) Services must be performed on-shore, and Supplier shall comply with any such notice; provided, that any cost impact from

such request, including the costs of performing the Services that are relocated, shall be addressed through the Change Control Process.

(iii) Supplier shall perform the Services at (i) offshore Supplier Facilities in space that is dedicated to Health Net and with secure access; and (ii) at onshore Supplier Facilities in space that has secure access.

(iv) Supplier may also perform certain of the Services from Health Net Facilities, as described in Section 11.2(f).

(b) During the Term, Supplier will not change any location from which it provides Services to Health Net, or materially reallocate the volume or nature of work processed between locations from which it provides Services to Health Net, without Health Net's prior written approval, which approval (i) may be granted or withheld in Health Net's discretion and (ii) may be conditioned upon Health Net (or the applicable Health Net Affiliate or Health Net lines of business) providing prior notification to, and receiving approval from, applicable Regulator(s) and customers.

(c) Supplier will manage any approved relocations in accordance with this Agreement and provide a migration plan to be prepared by Supplier and approved in writing by Health Net. Prior to seeking Health Net's approval of any proposed relocation, Supplier will fully examine and evaluate the risks and anticipated effects of the contemplated relocation on the Services and Health Net, including the operational, technical, security, regulatory, and other effects, and will prepare and submit to Health Net an analysis of such effects. Supplier will be responsible for all costs, taxes and other expenses incurred by Supplier. Supplier will also be responsible for any new or additional costs, taxes and other expenses incurred by Health Net and reasonably demonstrated to Supplier that are related to any Supplier-initiated relocation of an operational facility from which the Services are provided, except such new or additional costs, taxes and other expenses incurred by Health Net, if any, that Health Net has expressly agreed in writing in its discretion to bear and not seek reimbursement from Supplier in connection with such Supplier proposed relocation.

5.3 Time of Performance

(a) Supplier will (and will provide the resources necessary to) perform and complete the Services diligently and in a timely manner and in accordance with any applicable time schedules set forth in this Agreement. The Parties agree that any "hard coded" dates set forth in this Agreement (i.e., references to specific calendar dates (such as a reference to "April 1, 2015" rather than a reference to "thirty (30) days after the BPaaS Services Commencement Date"), shall be extended on a day-for-day basis reflecting the number of days after March 1, 2015 that the BPaaS Services Commencement Date actually occurs unless and to the extent that the Parties agree otherwise in writing.

(b) Supplier will promptly notify Health Net upon becoming aware of any circumstances that may reasonably be expected to jeopardize the timely and successful completion (or delivery) of any Service or other obligation of Supplier. Supplier will use Commercially Reasonable Efforts to avoid or minimize any delays in performance and will inform Health Net of the steps Supplier is taking or will take to do so, and the projected actual completion (or delivery) time.

(c) If Supplier believes a delay in performance by Health Net (or a third party service provider engaged by or on behalf of Health Net other than Supplier, Supplier's Affiliates or subcontractors, or a Supplier Managed Third Party) has caused or will cause Supplier to be unable to perform its obligations on time, Supplier will promptly so notify Health Net and use Commercially Reasonable Efforts to perform its obligations on time notwithstanding Health Net's (or such third party service provider's) failure to perform. If Supplier's use of Commercially Reasonable Efforts to perform on time in such a circumstance would cause Supplier to incur Out-of-Pocket Expenses, Supplier will so notify Health Net. In that case, Supplier's obligation to continue its efforts to work around the Health Net-caused delay will be subject to Health Net agreeing to reimburse Supplier for its additional Out-of-Pocket Expenses incurred in the course of such efforts.

5.4 Manner of Performance

(a) Except as this Agreement expressly provides otherwise, Supplier will perform the Services and cause the Technology Platform to operate in compliance with the following:

(i) all applicable Service Levels, whether existing as of the Effective Date or added during the Term in accordance with the methodologies and processes set forth in Schedule B (*Service Levels*),

(ii) the Procedures Manual;

(iii) the Health Net Policies, provided that:

(A) Supplier's obligation to comply with any Health Net Policy that is not listed in Schedule P (*Health Net Policies*) on the Effective Date (including the link to the on line repository for Health Net Policies as of the Effective Date) or is not listed in the applicable SOW as of the SOW Effective Date or with respect to any change to any Health Net Policy whether listed in Schedule P (*Health Net Policies*) or in an SOW, will commence ten (10) Business Days after the new Health Net Policy is disclosed to Supplier, or such shorter period of time as required by the circumstances;

(B) Health Net will deliver to Supplier copies of any changes made by Health Net (excluding changes proposed by Supplier) to Health Net Policies with which Supplier will be expected to comply, sufficiently in advance of the date such changes are to be effective to allow Supplier to plan for and implement changes in its procedures or performance to comply with the changes in the Health Net Policies; and

(C) Health Net shall utilize the Change Control Procedure to implement any modified or new Health Net Policy that can reasonably be expected to increase the expenses or obligations of Supplier in any non-de minimis way, provided that financial responsibility for modified and new Health Net Policies relating to a change in or a new Law shall be governed by Section 17.5(e)(ii)(B);

(iv) all other compliance obligations of Supplier under this Agreement, including compliance with data security requirements in Section 14 and compliance with Law obligations in Section 27.7;

(v) the terms of Annex 1 (*Supplemental Terms and Conditions for BPaaS Services*), and Schedule Y (Offshore Prohibitions and Requirements); and

(vi) in cases where this Agreement does not prescribe or otherwise regulate the manner of Supplier's performance of the Services, proven best practices followed by the leading providers of similar services.

(b) In cases where this Agreement does not prescribe or otherwise regulate the manner or quality of Supplier's performance, Supplier will render the Services with at least the same degree of accuracy, quality, timeliness, responsiveness and efficiency as was generally achieved or obtained by (or for) Health Net (and its Affiliates) prior to Supplier assuming responsibility under this Agreement for the affected Functions.

(c) Supplier shall conduct a risk assessment, no less than annually, that is consistent with and that supports Health Net's Enterprise Risk Assessment program and processes, which identifies risks to the proper performance of the Services and report on the results of such risk assessment to Health Net, along Supplier's plans to monitor and mitigate any identified risks.

5.5 Quality Assurance and Continuous Improvement

In performing the Services, Supplier will follow commercially reasonable quality assurance procedures designed to ensure that the Services are performed with a high degree of professional quality and reliability. Such procedures shall include checkpoint reviews, testing, acceptance, and other procedures for Health Net to confirm the quality of Supplier's performance. Supplier, as part of its total quality management process, will provide continuous quality assurance and quality improvement through: (i) the identification and application of proven techniques and tools from other installations within its operations; and (ii) the implementation of concrete programs, practices and measures designed to improve performance (including the Service Levels). Supplier will utilize project management tools, including productivity aids and project management systems, as appropriate in performing the Services.

5.6 Critical Deliverables

Supplier shall provide the Critical Deliverables to Health Net in accordance with Schedule R (*Critical Deliverables*).

6. SERVICE LEVELS

6.1 General

Quantitative performance standards for certain of the Services ("***Service Levels***") are set forth in Schedule B (*Service Levels*). Supplier's obligation to pay Service Level Credits is further described in Schedule B (*Service Levels*).

6.2 Failure to Perform

Supplier will place the Amount at Risk (as defined in Schedule B (*Service Levels*)) at risk each month for Service Level Credits. Health Net may allocate the Pool Percentage Available for Allocation among Critical Service Levels for the purpose of calculating Service Level Credits, as further described in Schedule B (*Service Levels*).

6.3 Removal of Performance Group Guarantee Customers.

(a) If Supplier fails to meet the annual Performance Guarantee Group Service Levels with respect to a Performance Guarantee Group such that the failure for such Performance Guarantee Group is *** Health Net shall have the right to withdraw such Performance Guarantee Group from this Agreement. ***

(b) ***

(c) A withdrawal under this Section 6.3 shall be implemented via the Change Control Process.

7. SUPPLIER PERSONNEL

7.1 Provision of Suitable Personnel

Subject to any lesser qualifications of any Transitioned Employees, Supplier will assign an adequate number of Supplier Personnel to perform the Services who are properly educated, trained, familiar with and fully qualified for the Services they are assigned to perform, and Supplier shall ensure (to the extent reasonably possible) that any outgoing Supplier Personnel leaving the Health Net account spend a reasonable period of time training the new Supplier Personnel who will be replacing such outgoing personnel. Supplier is responsible for taking action at its own expense such that Supplier Personnel assigned to perform Services have the legal right to work in the countries in which they are assigned to work.

7.2 Screening and Background Checks

(a) Supplier shall, at no additional expense to Health Net, and prior to placing any Supplier Personnel (other than a Transferred Personnel) at Health Net or on the Health Net account, complete background checks for all such personnel ("***Background Checks***"). Background Checks shall include, without limitation, verification of work history, I-9 completion (to the extent required by the laws of the United States), verification of passports, reference checks from at least three (3) prior employers (if such personnel have had three prior employers, and if not then from such personnel's prior employers), drug testing and such other background checks as Health Net may request. Background Checks shall also identify State, county, federal and other applicable jurisdictions felonies and misdemeanor convictions and verify the social security number of such personnel, if applicable to such personnel. The personnel will be asked for education and, with respect to United States resident personnel, the last seven (7) years of residences. Background Checks shall also include a determination as to whether the person has been identified by the Department of Treasury Office of Foreign Assets Control ("***OFAC***") as an individual with whom U.S. persons are prohibited from engaging in transactions. Also, all Supplier Personnel's background checks will be done by an external agency that is contracted with Supplier.

(b) Unless otherwise prohibited by applicable Law, Supplier Personnel may be tested for drugs and/or alcohol whenever Supplier or Health Net has reasonable suspicion that the personnel is under the influence of drugs and/or alcohol in the workplace or has violated the Health Net Policy on substance abuse. Such personnel have the right to refuse to submit to drug or alcohol testing; however, any personnel who do so will be subject to removal from the Health Net account. Results of Background Checks and drug testing will remain Supplier's Confidential Information and will not be provided to Health Net, but any negative or questionable Background Check or drug test of personnel will require Supplier

to remove or not assign such personnel. Supplier shall hire all Supplier Personnel and other personnel involved in the Health Net account strictly in accordance with all Laws applicable to the hiring and employment of individuals including, without limitation, the Fair Labor Standards Act, Immigration Reform and Control Act and all equal employment opportunity Laws.

7.3 Responsibility for Supplier Personnel, Generally

Supplier will manage, supervise and provide direction to Supplier Personnel and cause them to comply with the obligations and restrictions applicable to Supplier under this Agreement. Supplier will make Supplier Personnel aware of, and cause them to comply with, Health Net Policies, including those pertaining to safety and security. As between Supplier and Health Net, Supplier is responsible for all wages, salaries and other amounts due Supplier Personnel, and for all tax withholdings, unemployment insurance premiums, pension and social welfare plan contributions, and other employer obligations with respect to Supplier Personnel. Supplier is responsible for the acts and omissions of Supplier Personnel under or relating to this Agreement.

7.4 Key Supplier Positions

(a) "***Key Supplier Positions***" means the Supplier positions identified in Schedule D (*Key Supplier Personnel - Account Level*) and in each SOW. The Supplier Personnel approved by Health Net as of the Effective Date to fill the Key Supplier Positions are identified, as applicable, in Schedule D (*Key Supplier Personnel - Account Level*) and in each SOW. Notwithstanding anything to the contrary in Section 25.3, the Parties agree that such Supplier Personnel approved to fill Key Supplier Positions may be changed by either (i) amendment to the Agreement or the applicable SOW or (ii) an email exchange between the Parties. If any individual designated to fill a Key Supplier Position as of the Effective Date turns out to be out of scope before the BPaaS Services Commencement Date and therefore is not hired by Supplier, and (1) if such designated individual was a not a Transitioned Personnel, then the Parties will backfill that position and Health Net shall have the right to recommend a replacement for such person and Supplier shall give priority to such recommended replacement, or (2) if such designated individual was a Transitioned Personnel, then Health Net shall have the right to designate a replacement for such person from other rebadged personnel, provided Health Net engages in good faith discussions with Supplier as to such selection.

(b) Supplier will cause each of the Supplier Personnel filling the Key Supplier Positions (whether as of the Effective Date, or replacement personnel filling such Key Supplier Position during the Term) to devote full time and effort to the provision of the Services, except as otherwise indicated in Schedule D (*Key Supplier Personnel - Account Level*).

(c) Before the initial and each subsequent assignment of an individual to a Key Supplier Position, Supplier will notify Health Net of the proposed assignment, introduce the individual to appropriate Health Net representatives and, consistent with Supplier's personnel practices, provide Health Net a curriculum vitae and other information about the individual reasonably requested by Health Net. Upon request, Supplier will provide Health Net representatives an opportunity to meet with the individual. If Health Net in good faith objects to the proposed assignment, the Parties will attempt to resolve Health Net's concerns on a mutually agreeable basis. If the Parties have not been able to resolve Health Net's concerns within five (5) Business Days, Supplier may not assign the individual to that position and must propose the assignment of another suitably qualified individual.

(d) Health Net may from time to time change the positions designated as Key Supplier Positions under this Agreement. However, without Supplier's consent, the number of Key Supplier Positions may not exceed the then-current total number of Key Supplier Positions.

(e) Without prior written approval by Health Net, Supplier will not reassign or replace any person assigned to a Key Supplier Position until (i) in the case of the Supplier Personnel initially assigned to a Key Supplier Position, one year after the completion of the Transition of the Functions for which such Key Supplier Position is responsible, and (ii) in the case of replacements of Supplier Personnel assigned to a Key Supplier Position, one year after the individual's assignment to the Key Supplier Position. Subject to the preceding sentence, Supplier will give Health Net, where reasonably possible, at least sixty (60) days advance notice of a proposed change in personnel filling a Key Supplier Position, and will discuss with Health Net any objections Health Net may have. Supplier will arrange, at no charge for the proposed replacement to work side-by-side with the individual being replaced during the notice period to effectuate a seamless transfer of knowledge prior to the incumbent leaving the Key Supplier Position. Individuals filling Key Supplier Positions may not be transferred or re-assigned until a suitable replacement has been approved by Health Net, and no such re-assignment or transfer may occur at a time or in a manner that would have an adverse impact on delivery of the Services or Health Net's operations. Supplier will establish and maintain an up-to-date succession plan for the individuals serving in Key Supplier Positions. Supplier may remove an individual filling a Key Supplier Position after notification to Health Net for reasons of death, disability, resignation or termination from employment by Supplier, or otherwise as mutually agreed by the Parties. In addition, Supplier may suspend an individual filling a Key Supplier Position after notification to Health Net if the individual is under investigation in connection with a Security Breach.

7.5 Removal and Replacement of Supplier Personnel

(a) Health Net may immediately remove any Supplier Personnel from any Health Net Facilities if the person is threatening or abusive, commits a crime, engages in an act of dishonesty while performing Services for Health Net or violates any Health Net Policy pertaining to safety, security or use of Health Net Facilities. If Health Net determines in good faith that the continued assignment to Health Net's account of any of the Supplier Personnel is not in the best interests of Health Net, then, at Health Net's request, Supplier shall promptly remove such Supplier Personnel from the Health Net account.

(b) Supplier shall not reassign any Supplier Personnel providing services under the AO Agreement to work on the TriZetto platform or provide services to a Supplier customer utilizing the TriZetto platform for two (2) years after the Effective Date without first obtaining Health Net's prior written consent. No Supplier Personnel performing services under the AO Agreement shall be removed until there has been proper and sufficient knowledge transfer to his or her designated replacement.

7.6 Controlling Turnover of Supplier Personnel

Health Net and Supplier agree that it is in their mutual best interests to keep the turnover rate of Supplier Personnel to a reasonably low level. Accordingly, if Health Net believes that Supplier's turnover rate is excessive, and so notifies Supplier, Supplier will provide data concerning its turnover rate and meet with Health Net to discuss the reasons for, and impact of, the turnover rate.If appropriate, Supplier will submit to Health Net its proposals for reducing the turnover rate and the

Parties will mutually agree on a program to bring the turnover rate down to an acceptable level. In any event, Supplier will use Commercially Reasonable Efforts to keep the turnover rate to a reasonably low level. Notwithstanding any turnover of Supplier Personnel, Supplier remains obligated to perform the Services in compliance with the requirements of this Agreement.

7.7 Subcontracting

Supplier may subcontract or delegate the performance of Services only in accordance with the following:

(a) Supplier may subcontract the performance of Services to any of its wholly-owned Affiliates.

(b) Supplier shall enter into and maintain a subcontract with TPUSA, Inc. (*"**TPUSA**"*) for the performance of the Contact Center Services provided to Health Net by TPUSA as of the Effective Date. Except in cases of TPUSA's gross negligence, willful misconduct or material breach of a material provision, or significant liability or financial risk to either Health Net or Supplier, Supplier shall not terminate or allow such subcontract to expire without Health Net's prior written consent. If Supplier terminates the TPUSA subcontract, Supplier shall provide Health Net with written notice of such termination within forty eight (48) hours of sending such termination notice. Any replacement of TPUSA shall be subject to Health Net's prior written consent in accordance with Section 7.7(d) and carried out pursuant to a transition plan developed by Supplier and approved by Health Net. Health Net's consents and approvals required under this paragraph shall not be unreasonably withheld or delayed.

(c) Supplier may, in the ordinary course of business, subcontract for third party services or products (which include services and products from non-wholly owned Supplier Affiliates) that satisfy each of the following conditions: (i) are not dedicated to performance of Services for Health Net, (ii) are not material to a Function constituting a part of the Services, (iii) do not result in a material change in the way Supplier conducts its business, and (iv) any such third party does not have access to Health Net's Confidential Information (including Protected Health Information); provided (1) such subcontract does not adversely affect Health Net; and (2) in each case Supplier provides at least forty-five (45) days prior written notice of the same to Health Net. If Health Net expresses concerns to Supplier about a subcontract covered by this paragraph, Supplier will discuss such concerns with Health Net and work to resolve Health Net's concerns on a mutually acceptable basis.

(d) Except as provided in Sections 7.7(a), 7.7(b) and 7.7(c), Supplier shall not subcontract for performance of, or delegate any of its responsibilities under this Agreement without first obtaining the prior written approval of Health Net, which approval (i) may be granted or withheld in Health Net's discretion, (ii) may be conditioned upon Health Net (or the applicable Health Net Affiliate or Health Net lines of business) providing prior notification to, and receiving approval from, applicable Regulator(s) and customers, and (iii) may be conditioned on Supplier's obtaining the right from the proposed Subcontractor to assign the related subcontract to Health Net upon the expiration or any earlier termination of the Services being provided by such Subcontractor, and at such time and upon Health Net's request, Supplier shall so assign the subcontract to Health Net. When seeking such approval, Supplier will (i) give Health Net forty-five (45) days prior written notice specifying the components of the Services affected, the scope of the proposed subcontract,

the identity and qualifications of the proposed Subcontractor and the results of any due diligence carried out with regard to the proposed Subcontractor; and (ii) at Health Net's request, provide Health Net a description of the scope and material terms (other than financial) of the proposed subcontract. Health Net may require Supplier to replace any previously approved Subcontractor found, in the reasonable judgment of Health Net, to be unacceptable. Any Subcontractor authorized by this Section 7.7 or approved by Health Net, in its discretion, shall be an "***Approved Subcontractor***" hereunder.

(e) Approved Subcontractors for each SOW as of the SOW Effective Date are listed in the applicable SOW. Notwithstanding anything to the contrary in Section 25.3, after the SOW Effective Date, the Parties may add additional Approved Subcontractors, or remove previously approved Approved Subcontractors, by an amendment or by execution of a letter or other informal written document with a signed counter-signature by the receiving Party.

(f) Supplier will require (i) all Subcontractors with whom Supplier enters into a subcontracting agreement after the Effective Date for performance of any Services to be bound to Supplier by all applicable terms of this Agreement and to assume toward Supplier all of the applicable obligations and responsibilities that Supplier, by this Agreement, has assumed toward Health Net, and (ii) all Subcontractors (other than those covered by subsection (i)) with whom Supplier entered into a subcontracting agreement for performance of the services provided to Health Net under the Original BPO Agreement to be bound to Supplier as required by the Original BPO Agreement.

(g) Supplier may use Approved Subcontractors to perform the Services to the extent permitted by Health Net's approval. Supplier is responsible for managing all Subcontractors. Supplier remains responsible for all Functions delegated to Subcontractors to the same extent as if such Functions were to be performed by Supplier acting through its officers, directors, employees, and agents and, for purposes of this Agreement, such Functions will be deemed Functions performed by Supplier. Supplier will be Health Net's sole point of contact regarding the Services, including with respect to payment.

(h) Supplier may disclose Health Net Confidential Information only to Approved Subcontractors who have agreed in writing to protect the confidentiality of such Confidential Information in a manner substantially equivalent to that required of Supplier under this Agreement and to permit both Supplier and Health Net, or both, to enforce such terms directly against such Subcontractor. As between the Parties, Supplier shall be responsible for all acts and omissions of (i) Supplier's independent contractors and other Subcontractors as if they were Supplier's employees and (ii) any third party to whom Supplier permits access to Health Net Data or Health Net Confidential Information.

(i) Supplier shall not restrict or prevent (including by contract) any Subcontractor from entering into an agreement with Health Net to perform services directly for Health Net.

7.8 Supplier Personnel No Longer on Health Net Account

Subject to Section 7.4(e), in the event any one of the Supplier Personnel in a Key Supplier Position leaves the Health Net account for any reason (*e.g.*, termination, voluntary departure from Supplier, etc.), Supplier will use commercially reasonable efforts to notify Health Net of such occurrence within seventy-two (72) hours.

7.9 Training

(a) Health Net Required Training. In addition to the training required by Schedule K (*Regulatory Compliance Addendum*), Supplier Personnel are required to take the then-current Health Net-provided training (administered online via Health Net's HR link). As of the Effective Date, the required Health Net training, for which Health Net will provide the content and materials at its own cost, includes:

(i) HIPAA: An Overview;

(ii) Business Code of Conduct at Health Net (Ethics);

(iii) The Painful Price of Healthcare Fraud;

(iv) Getting the Records Straight;

(v) Health Net General Compliance;

(vi) Medicare Part D: Fraud, Waste and Abuse (for all associates whose job functions cover or may cover Medicare Part D); and

(vii) Other training courses related to the Functions that Health Net requires its employees or contractors to take.

(b) Each Supplier Personnel shall complete the above training within sixty (60) days after being assigned to the Health Net account, and annually thereafter.

(c) Health Net Customer Required Training. Supplier Personnel are also required to take any training that a customer of Health Net (e.g., LAUSD) would ordinarily require Health Net personnel to take if Health Net personnel were performing the Services.

8. HEALTH NET RESPONSIBILITIES

8.1 Appointment of Health Net Program Management Office (PMO) Personnel

Health Net will designate an individual to serve as Health Net's *"**Program Manager**"*, who will be Supplier's principal point of contact for obtaining decisions, information, approvals and acceptances required from Health Net.

8.2 Health Net Cooperation Duties

(a) In support of Supplier's performance of the Services and subject to Section 8.3, Health Net will perform the Functions expressly identified in this Agreement, including in each SOW, as retained Health Net Functions and provide or make available to Supplier the Equipment, Software, and other resources specified in (i) for the Initial SOWs, Schedule O (*Health Net Provided Resources*), and (ii) each Future SOW, as applicable.

(b) Health Net will cooperate with Supplier, including by making available management decisions, information, approvals and acceptances, as reasonably requested by Supplier so that Supplier may accomplish its obligations and responsibilities under this Agreement.

8.3 Savings Clause

Health Net's failure to perform its responsibilities set forth in this Agreement (or cause them to be performed) will not constitute grounds for termination by Supplier except as provided in Section16.3 (Termination by Supplier). Supplier's nonperformance of its obligations under this Agreement will be excused if and to the extent (a) such Supplier nonperformance results from (i) the failure by Health Net (including failure by a Health Net contractor, agent or other party for which Health Net is responsible, but excluding Supplier) to perform an express obligation of Health Net under this Agreement, (ii) the failure of a Health Net Provided Resource provided that such failure shall not be an excuse if it arises out of Supplier's failure to perform its obligations to manage and provide other Services with respect to such Health Net Provided Resource and the related third party from which Health Net procures such Health Net Provided Resource, and/or (iii) a breach by Health Net of its obligations under this Agreement that prevents Supplier from performing in accordance with this Agreement, and (b) Supplier provides Health Net with reasonable notice of such nonperformance and uses Commercially Reasonable Efforts to perform notwithstanding Health Net's failure to perform or breach. If Supplier's use of Commercially Reasonable Efforts to perform in such a circumstance would cause Supplier to incur Out-of-Pocket Expenses, Supplier may so notify Health Net. If it does, Supplier's obligation to continue its efforts to work around Health Net's failure to perform will be subject to Health Net agreeing to reimburse Supplier for its Out-of-Pocket Expenses incurred in the course of such efforts. SUPPLIER ACKNOWLEDGES THAT HEALTH NET WOULD NOT BE WILLING TO ENTER INTO THIS AGREEMENT WITHOUT ASSURANCE THAT THIS AGREEMENT MAY NOT BE TERMINATED BY SUPPLIER AND THAT SUPPLIER SHALL NOT HAVE THE RIGHT TO SUSPEND PERFORMANCE OF THE SERVICES EXCEPT, AND ONLY TO THE EXTENT, EXPLICITLY PROVIDED HEREIN.

8.4 Minimum Revenue Commitment.

Schedule C (*Charges*) sets out the terms and conditions of Health Net's obligation to satisfy the Minimum Revenue Commitment.

9. CHARGES

Schedule C (*Charges*) sets forth all the charges payable to Supplier for performing the Services applicable to such SOW. Health Net will not be required to pay Supplier any amounts for or in connection with performing the Services and fulfilling Supplier's obligations under this Agreement other than those amounts expressly payable to Supplier under this Agreement.

9.1 Pass-Through Expenses

(a) "***Pass-Through Expenses***" means third party charges that are to be both (i) paid by Health Net (either (A) directly to the third party or (B) to Supplier, which, in turn, pays the third party) on an Out-of-Pocket Expenses basis, and (ii) administered by Supplier. Any Pass-Through Expenses shall be agreed upon in accordance with Section 19.4 of Schedule C (*Charges*). Supplier shall arrange for delivery by third parties to Supplier of invoices for Pass-Through Expenses, and Supplier promptly shall review such invoices and provide Health Net with the original invoice together with a statement identifying which charges are proper and valid and should be paid by Health Net.

(b) Supplier shall use Commercially Reasonable Efforts to minimize the amount of Pass-Through Expenses. With respect to services or materials paid for on a Pass-Through

Expenses basis, Health Net reserves the right to: (i) obtain such services or materials directly from a third party; (ii) designate the third party source for such services or materials; (iii) designate the particular services or materials (*e.g.*, equipment make and model) Supplier shall obtain; (iv) designate the terms for obtaining such services or materials (*e.g.*, purchase or lease and lump sum payment or payment over time); (v) require Supplier to identify and consider multiple sources for such services or materials or to conduct a competitive procurement; and (vi) review and approve the applicable Pass-Through Expenses before entering into a contract for particular services or materials.

9.2 Incidental Expenses

Supplier acknowledges that, except as may be otherwise provided in this Agreement, expenses that Supplier expects to incur in performing the Services (including travel and lodging, document reproduction and shipping, and long-distance telephone) are included in Supplier's Charges and rates set forth in this Agreement. Accordingly, such Supplier expenses are not separately reimbursable by Health Net unless, on a case-by-case basis for unusual expenses, Health Net has agreed in advance and in writing to reimburse Supplier for the expense.

9.3 Taxes

The Parties' respective responsibilities for taxes arising under or in connection with this Agreement shall be as follows:

(a) Each Party shall be responsible for any personal property taxes on property it owns or leases, for franchise and privilege taxes on its business, and for taxes based on its net income or gross receipts.

(b) Supplier shall be responsible for any sales, use, excise, value-added, services, consumption and other taxes and duties payable by Supplier on the goods or services used or consumed by Supplier in providing the Services where the tax is imposed on Supplier's acquisition or use of such goods or services and the amount of tax is measured by Supplier's costs in acquiring such goods or services.

(c) Health Net shall be responsible for any applicable sales, use, excise, value-added, services, consumption or other tax that is assessed on the provision of the Services as a whole, or on any particular Service by any governmental or taxing authority within the United States; provided, however, that (i) Supplier invoices reflect on a current basis (and in any event before any such tax becomes due and payable) the amount of any such tax in each jurisdiction and the taxable Services to which such tax relates, (ii) if Supplier fails to reflect on its invoice any such tax on a current basis, Supplier shall be financially responsible for any penalties and interest assessed by the taxing authority with respect to such tax, and (iii) if Supplier fails to reflect any such tax on a Supplier invoice within twelve (12) months after the date that such tax is due and payable, Supplier shall be financially responsible for the full amount of such tax, including any penalties and interest.

(d) Supplier shall be responsible for any sales, use, excise, value-added, services, consumption or other tax that is assessed on the provision of the Services as a whole, or on any particular Service, by any governmental or taxing authority outside the United States as of the Effective Date or during the Term, except (i) where the Parties agree in writing that a Supplier Affiliate located in a jurisdiction outside of the United States may invoice Health Net or a Health Net Affiliate directly or (ii) where the Parties agree in writing that Supplier

will provide centralized billing, wherein a Health Net Affiliate located in a jurisdiction outside of the United States will receive Services from a Supplier Affiliate located in a jurisdiction outside of the United States and invoicing for such Services is between a Health Net Affiliate located in the United States and a Supplier Affiliate located in the United States.

(e) Supplier shall be responsible for any payments required to compensate Supplier Personnel for compensatory tax treatment resulting from Supplier Personnel traveling to perform services, subject to the remainder of this paragraph. In the event that the assignment (or potential assignment) of particular Supplier Personnel to perform Services for Health Net has reached a point such that the continued assignment of such particular personnel is likely to trigger compensatory tax treatment of the travel related expenses reimbursed to such particular Supplier Personnel, Supplier may inform Health Net in writing that Supplier is close to becoming subject to compensatory tax treatment as a result of such assignment, and shall provide an estimate of the amount of such compensatory tax liability. If Supplier fails to so notify Health Net, Supplier shall remain responsible for any amounts resulting from compensatory tax treatment of such particular Supplier Personnel. Following such notice by Supplier, Health Net may then elect by sending written notice to Supplier to be financially responsible for any payments required to compensate Supplier with respect to such particular Supplier Personnel in an amount equal to the compensatory taxes assessed to such particular Supplier Personnel as the result of such assignment to the Health Net account. If Health Net does not so elect, Supplier shall remain responsible for any amounts resulting from compensatory tax treatment of such particular Supplier Personnel, provided, however, Supplier may then relocate such Supplier Personnel to avoid such taxes, and the Parties shall cooperate to make other arrangements so that the Services will be performed without interruption.

(f) In the event that a sales, use, excise, value added, services, consumption or other tax is assessed on the provision of any of the Services, the Parties shall work together to segregate the payments under this Agreement into three (3) payment streams:

(i) those for taxable Services;

(ii) those for which Supplier functions merely as a payment agent for Health Net in receiving goods, supplies, or services (including leasing and licensing arrangements); and

(iii) those for other nontaxable Services.

(g) The Parties agree to cooperate with each other to enable each to more accurately determine its own tax liability and to minimize such liability to the extent legally permissible, provided however, where the Parties have made a joint assessment in writing as contemplated in this sentence and a taxing authority subsequently determines that a tax should have been collected and/or paid, the limitation in Section 9.3(c)(iii) will not apply. Supplier's invoices shall separately state the amounts of any taxes Supplier is collecting from Health Net, and Supplier shall remit such taxes to the appropriate authorities. Each Party shall provide and make available to the other any resale certificates, information regarding out-of-state or out-of-country sales or use of equipment, materials or services, and other exemption certificates or information reasonably requested by the other Party.

(h) Supplier shall promptly notify Health Net of, and coordinate with Health Net the response to and settlement of, any claim for taxes asserted by applicable taxing authorities for which Health Net is responsible hereunder, it being understood that with respect to any claim arising out of a form or return signed by a Party to this Agreement, such Party shall have the right to elect to control the response to and settlement of the claim, but the other Party shall have all rights, at its sole cost and expense, to participate in the responses and settlements that are appropriate to its potential responsibilities or liabilities. If Health Net requests Supplier to challenge the imposition of any tax, Supplier shall do so in a timely manner and Health Net shall reimburse Supplier for the reasonable legal fees and expenses it incurs. Health Net shall be entitled to any tax refunds or rebates granted to the extent such refunds or rebates are of taxes that were paid by Health Net.

9.4 Estimating Model

Schedule J (*Project Framework*) sets forth the project estimation model Supplier will use for the Non-BPaaS IT Services (the "***PEM***"). The Parties will baseline and assess the PEM annually to address accuracy and institute improvements in Q2 of each calendar year.

9.5 ***

(a) ***.

(b) ***.

(c) ***.

(d) ***.

10. INVOICING AND PAYMENT

10.1 Invoicing

(a) Supplier shall invoice Health Net for all amounts due under this Agreement on a monthly basis in arrears (*i.e.*, Charges for Services delivered in August will be invoiced on the invoice delivered to Health Net in September), or as otherwise agreed by the Parties in writing. Each invoice shall provide, for each Charge, information regarding the Services to which such Charge relate which is sufficient to enable Health Net to determine the contractual basis for such Charge. Supplier shall include the calculations utilized to establish the Charges.

(b) To the extent a credit may be due Health Net pursuant to this Agreement, Supplier shall provide Health Net with an appropriate credit against amounts then due and owing. If no further payments are due to Supplier, Supplier shall pay such amounts to Health Net within *** days of the date of request for such credit by Health Net.

(c) Supplier shall render a single consolidated invoice for each month's Charges showing such details as reasonably specified by Health Net, including as necessary to satisfy Health Net's internal accounting and chargeback requirements (such as allocating Charges among Service components, locations and departments). The form of invoice shall be mutually agreed by the Parties during Transition and any changes to such form invoice during the Term must be approved by Health Net.

(d) Supplier shall use good faith efforts to submit complete invoices that include all Charges incurred in the applicable month, and may include additional Charges on a later invoice, provided that in no event shall Charges be billed more than *** days after the month during which the invoice for such Charges should have been provided to Health Net pursuant to Section 10.1(a).

10.2 Payment Due

Subject to the other provisions of this Section 10.2, invoices provided under Section 10.1 and properly submitted to Health Net pursuant to this Agreement shall be paid by Health Net within *** days after receipt thereof. Any amount due under this Agreement for which a time for payment is not otherwise specified shall be paid within *** days after receipt of a proper invoice for such amount.

10.3 Accountability

Supplier shall maintain complete and accurate records of and supporting documentation for the amounts billable to and payments made by Health Net hereunder in accordance with generally accepted accounting principles applied on a consistent basis. Supplier agrees to provide Health Net with documentation and other information with respect to each invoice as may be reasonably requested by Health Net to verify accuracy and compliance with the provisions of this Agreement.

10.4 Proration

Except as may be otherwise provided in this Agreement, periodic Charges under this Agreement are to be computed on a calendar month basis, and shall be prorated for any partial month.

10.5 Refundable Items

(a) Prepaid Amounts. Where Health Net has prepaid for a service or function for which Supplier is assuming Financial Responsibility under this Agreement, Supplier shall refund to Health Net, upon either Party identifying the prepayment, that portion of such prepaid expense which is attributable to periods on and after the Effective Date.

(b) Refunds and Credits. If Supplier should receive a refund, credit or other rebate for goods or services previously paid for by Health Net, Supplier shall promptly notify Health Net of such refund, credit or rebate and shall promptly pay the full amount of such refund, credit or rebate, as the case may be, to Health Net.

10.6 Deductions

With respect to any amount to be paid by Health Net hereunder, Health Net may deduct from such amount any amount that Supplier is obligated to pay Health Net hereunder.

10.7 Disputed Charges

Subject to Section10.6, Health Net shall pay undisputed Charges when such payments are due under this Section 10.7. Health Net may withhold and/or set off payment of particular Charges that Health Net disputes in good faith, and may set off amounts due and owing to Health Net as credits against Charges payable to Supplier under this Agreement. If any such disputed Charges have already been paid, Health Net may deduct such disputed Charges or amounts due from future

amounts owed by Health Net to Supplier. If an invoiced amount is disputed in good faith by Health Net, then Health Net shall provide written notification to Supplier of the dispute and the basis for such dispute, and the Parties shall utilize the procedures in Section 26.1 to resolve the issue. In the event that Charges cover both disputed and undisputed items, then subject to the above in this Section 10.7, Health Net shall pay all undisputed items in accordance with this Agreement. If, after following the procedures in Section 26.1, it is determined that Health Net should have paid all or a portion of the disputed amounts, (a) Supplier shall submit to Health Net an invoice for an amount equal to the amount of disputed charges that Health Net should have paid, and (b) Health Net will endeavor to remit payment for such invoice as promptly as possible, but in no event more than *** days from receipt of such invoice.

11. TRANSFER OR USE OF RESOURCES

This Section 11 sets forth the processes by which certain resources used by Health Net prior to the Effective Date will be transferred or otherwise made available to Supplier for use in providing the Services. For avoidance of doubt, this Section 11 does not address Acquired Assets which are being transferred by Health Net to Supplier pursuant to the APA. RIGHTS OF USE GRANTED BY HEALTH NET TO SUPPLIER UNDER THIS SECTION 11 ARE GRANTED ON AN 'AS-IS, WHERE-IS' BASIS, WITHOUT WARRANTIES OF ANY KIND.

11.1 Transfer of Resources

Schedule E (*Transitioned Employees*) sets forth the terms and conditions governing the recruitment and transition of Health Net personnel to Supplier. If Supplier is obligated to make employment offers to any Health Net personnel in connection with Services to be provided by Supplier under this Agreement, such personnel shall be the Affected Employees as defined in Schedule E (*Transitioned Employees*), and the terms of Schedule E (*Transitioned Employees*) shall govern.

11.2 Use of Health Net Resources

(a) General. Health Net's obligation to provide the Health Net Third Party Service Contracts, the Health Net Owned Software, the Health Net Licensed Software, the Health Net Owned Equipment and the Health Net Leased Equipment pursuant to Sections 11.2(b), (c) and (d) below (collectively, "***Health Net Provided Resources***") and Supplier's right to use such Health Net Provided Resources, shall be subject to the terms of Section 11.2(e) below.

(b) Health Net Third Party Service Contracts.

(i) The Health Net Third Party Service Contracts that are to be made available to Supplier for use in providing the Services are listed in Schedules O-5-1, O-5-1 and O-5-3 (*Health Net Provided Resources*). Health Net (and each of its Affiliates) retains all of its right, title and interest in and to the referenced Health Net Third Party Service Contracts, subject to Supplier's rights in this Agreement.

(ii) As of the applicable SOW Effective Date, Health Net grants to Supplier, without assignment of any such Health Net Third Party Service Contract, but subject to the Parties obtaining any Required Consents pursuant to Section 11.3 (*Required Consents*), the right to use the services provided to Health Net under such Health Net Third Party Service Contracts relevant to such SOW, if any, until such time as determined in accordance with Section 11.2(e) below.

(iii) In the event Health Net or any Health Net Affiliate (*e.g.*, Health Net of California, Inc.) enters into any third party contracts that are designated "Health Net Third Party Service Contracts" made available to Supplier under this Section 11.2(a), Health Net and/or such Health Net Affiliate will file a list of them with the applicable Regulator. The filing by Health Net and/or such Health Net Affiliate is intended to demonstrate that the availability of such contracts to Supplier will not prevent Health Net and/or such Health Net Affiliate from complying with the requirements of any applicable Law (*e.g.*, the Knox-Keene Act of California).

(c) Health Net Owned Software and Health Net Licensed Software.

(i) For purposes of this Section 11, Health Net Owned Software includes Health Net proprietary configurations of third party Software other than the Configurations acquired by Supplier from Health Net pursuant to the APA.

(ii) The Health Net Owned Software and Health Net Licensed Software that are to be made available to Supplier for use in providing the Services, are listed in Schedules O-1 and O-2, respectively (*Health Net Provided Resources*). Health Net (and each of its Affiliates) retains all of its right, title and interest in and to the referenced Health Net Owned Software and Health Net Licensed Software.

(iii) As of the applicable SOW Effective Date, Health Net grants to Supplier until such time as determined in accordance with Section 11.2(e) below and except as provided in Section 5.1(a) of Schedule C (*Charges*):

(A) a fully paid-up, nonexclusive, worldwide license to Use the referenced Health Net Owned Software relevant to such SOW, if any, in both object and Source Code versions, and

(B) subject to the Parties having obtained any Required Consents pursuant to Section 11.3 (*Required Consents*) with respect to the referenced Health Net Licensed Software, and without assignment of the license, such rights as Health Net has (or later obtains) to use the referenced Health Net Licensed Software relevant to such SOW except as in object and, if permissible within the terms of the applicable Required Consent and if approved in writing by Health Net, the right to modify and adapt the Health Net Licensed Software and access to the Source Code,

in each case, via Citrix or other similar method of remote access.

(iv) The rights granted in clause (ii) above shall be in effect until such time as determined in accordance with Section 11.2(e) below.

(d) <u>Health Net Owned Equipment and Health Net Leased Equipment</u>.

(i) The Health Net Owned Equipment and Health Net Leased Equipment that are to be made available to Supplier for use in providing the Services, are listed in Schedules O-3 and O-4 (*Health Net Provided Resources*). Additionally terms relating to provision of desktop computers, laptops, cell phones and similar devices are set forth in and governed by Section 11.4(b). Health Net (and each of

its Affiliates) retains all of its right, title and interest in and to the referenced Health Net Owned Equipment and Health Net Leased Equipment.

(ii) As of the applicable SOW Effective Date, Health Net grants to Supplier:

(A) a fully paid-up, nonexclusive, license to use the referenced Health Net Owned Equipment relevant to such SOW, and

(B) subject to the Parties having obtained any Required Consents pursuant to Section 11.3 (*Required Consents*) with respect to the referenced Health Net Leased Equipment, and without assignment of the leases, such rights as Health Net has (or later obtains) to use the referenced Health Net Leased Equipment relevant to such SOW.

(iii) The rights granted in clause (ii) above shall be in effect until such time as determined in accordance with Section 11.2(e) below. After such time, Supplier will return such Equipment to Health Net in substantially the same condition as it was when Supplier began use of it, subject to reasonable wear and tear.

(e) Terms Regarding Supplier's use of Health Net Provided Resources. The following shall apply to the Health Net Provided Resources:

(i) Supplier shall utilize the Health Net Provided Resources solely to provide Services to Health Net (and other Service Recipients) under this Agreement. Supplier is not permitted to use the Health Net Provided Resources for the benefit of any entity other than Health Net (and other Service Recipients under this Agreement) without the prior written consent of Health Net, which may be withheld in Health Net's discretion.

(ii) Supplier will comply with the duties and obligations imposed on Health Net by the Health Net Third Party Service Contracts, software licenses (and related maintenance, support and service agreements), and equipment leases (and related maintenance and service agreements) related to the Health Net Provided Resources, as promptly as practicable after such Health Net Third Party Service Contracts and related agreements have been disclosed to Supplier (but in no event later than thirty (30) days after such contracts and agreements have been provided to Supplier), provided that Health Net provides to Supplier any commercially reasonable support necessary from Health Net if available for Supplier to so comply. Supplier shall not seek to revoke or modify the terms of any such agreement. Health Net may revoke or modify the terms of any such agreement, which revocation or modification may give rise to a Change, in which case the Change Control Process will apply.

(iii) Health Net shall make the Health Net Provided Resources available to Supplier commencing on the BPaaS Services Commencement Date and continuing through Phase 2, provided that (i) it is permitted under the existing terms of any applicable third party agreements as of the Effective Date, and (ii) Supplier shall be responsible for providing Managed Third Party Contract Services (as defined in Schedule A (*Cross Functional*) with respect to the Health Net Provided Resources after the BPaaS Services Commencement Date, even though Health Net is retaining (subject to Schedule C (*Charges*), including the Financial Responsibility

Matrix attached as Schedule C-11 to Schedule C (*Charges*)) Financial Responsibility through Phase 2. After Phase 2, Health Net shall have no further obligation to provide such Health Net Provided Resources, subject to clause (iv) below.

(iv) Terms for making resources available beyond Phase 2.

(A) If Supplier desires Health Net to continue to provide any of the Health Net Provided Resources after Phase 2, Supplier shall give written notice of such fact to Health Net as soon as reasonably possible, but not less than ninety (90) days prior to the date by which Health Net would need to (i) notify the applicable contract counter-party in order to effect a renewal or extension of the affected contract beyond Phase 2, or (ii) in order to avoid the payment of license, maintenance, support, service or other fees extending after Phase 2 if Supplier does not intend to utilize the applicable resource during such period after Phase 2 (a "***Resource Extension Notice***").

(B) Provided that Health Net is permitted under the existing terms of any applicable third party agreements, Health Net shall make the Health Net Provided Resources identified in the Resource Extension Notice available after Phase 2, provided that Supplier shall be financially responsible for any and all costs incurred by Health Net relating to such Health Net Provided Resources with respect to the period after Phase 2 ("***Health Net Resources Costs***"), and Supplier shall reimburse Health Net for any and all such costs, such costs to include:

(1) Any costs incurred by Health Net under any of the Health Net Provided Resources, including fees under the third party Software license fees and fees for maintenance, support and services agreements related to such resources;

(2) Any reasonable internal costs to maintain and support any of such resources; and

(3) The reasonable internal administrative and personnel costs incurred by Health Net relating to any such resources.

(C) Notwithstanding the foregoing, in no event shall (i) Health Net be obligated to make available the contracts identified in Schedule O-5-1 after Phase 2, and (ii) Health Net be obligated to make any Health Net Provided Resource available to Supplier after the date that is two years after the end of Phase 2.

(D) Health Net shall invoice Supplier for the Health Net Provided Resources Costs to be reimbursed by Supplier pursuant to this Section 11.2(e). Such invoices shall be paid by Supplier to Health Net within forty-five (45) days after receipt thereof.

(E) Section 5.1 of Schedule C (*Charges*) contains additional terms relating to the Health Net Provided Resources.

(v) Supplier will return any such Health Net Provide Resource to Health Net or, at Health Net's election, destroy it and certify the destruction of all copies in Supplier's (or any of its Subcontractor's) possession or control, at such time as Health Net is no longer obligated to provide such Health Net Provided Resource pursuant to this Section 11.2(e).

(vi) In the event that Health Net makes any additional Health Net Provided Resources available after the Effective Date, any such additional item shall be subject to the applicable Section 11.2(b), (c) or (d) above, as well as this Section 11.2(e).

(vii) Supplier shall create a list of the dates by which Supplier must provide the Resource Extension Notice with respect to each Health Net Provided Resource in order to comply with the requirements of Section 11.2(e)(iv)(A). Supplier shall provide such list to Health Net on or before the date that is forty-five (45) days after the BPaaS Services Commencement Date provided that with respect to any contract that is not provided to Supplier as of the BPaaS Services Commencement Date, Supplier shall have an additional forty-five (45) days after being provided such contract to update the list with the date for such contract in order to be in compliance with Section 11.2(e)(iv)(A). Any inaccuracies in such list shall not relieve Supplier of its obligations under this Section 11.

(f) Health Net Facilities.

(i) Subject to the Parties having obtained any Required Consents pursuant to Section 11.3, Health Net grants to Supplier the right, to access the Health Net Facilities, to the extent permitted by applicable lease agreements, solely to perform the Services. Such space to be made available is described on Schedule O (*Health Net Provided Resources*).

(ii) Such facilities shall be provided from the BPaaS Services Commencement Date until the end of Phase 2. If Supplier desires to occupy the Health Net facilities after Phase 2, Supplier shall pay Health Net for such space in accordance with the following. Supplier shall provide written notice to Health Net that it desires to occupy such space after Phase 2 not less than six (6) months prior to the end of Phase 2. The Parties shall discuss and determine a fair market rent for such space.

(iii) Supplier will comply with the duties imposed on Health Net (or its Affiliate) by each lease for the Health Net Facilities, commencing ten (10) Business Days after such duties have been disclosed to Supplier in writing.

(g) Terms Applicable to Health Net Facilities, Generally.

(i) The following provisions are applicable with respect to the Health Net Facilities: Health Net retains responsibility for management and maintenance of the building and property electrical systems, water, sewer, lights, heating, ventilation and air conditioning (*"**HVAC**"*) systems, physical security services and general custodial/landscape services (including monitoring and maintaining the uninterruptible power supply (*"**UPS**"*) system, air handlers and water chillers that are primary support for the raised-floor environment in Health Net Facilities).

(ii) Supplier is responsible for providing all other the facilities and facilities-related support it needs to provide the Services.

(iii) Health Net will inform Supplier of any plans or determination to relocate the Health Net Facilities so that Supplier will have a reasonable amount of time to prepare for and implement such relocation as it affects Supplier.

(iv) Supplier's use of the Health Net Facilities shall be for the sole and exclusive purpose of providing the Services and shall be subject to the terms set forth in this Section 11.2(f). Any other uses are subject to the prior approval of Health Net in its discretion. Supplier's use of Health Net Facilities does not constitute a leasehold or other property interest in favor of Supplier.

(v) Supplier will use the Health Net Facilities in an efficient manner and in a manner that is coordinated and does not interfere with Health Net's business operations. Supplier is responsible for any damage to Health Net Facilities resulting from the negligent or intentional misconduct of Supplier (or its Subcontractors or other guests) or other failure to comply with its obligations under this Agreement respecting the Health Net Facilities.

(vi) Supplier will keep the Health Net Facilities in good order, not commit or permit waste or damage to them or use them for any unlawful purpose or act. Supplier will comply with Health Net Policies and with applicable leases made available to Supplier regarding access to and use of the Health Net Facilities, including procedures for the physical security of the Health Net Facilities.

(vii) Supplier will permit Health Net and its agents and representatives to enter any portions of the Health Net Facilities occupied by Supplier Personnel.

(viii) Supplier may not make improvements or changes involving structural, mechanical or electrical alterations to the Health Net Facilities without Health Net's prior written approval. Any improvements to the Health Net Facilities will become the property of Health Net.

(ix) When Health Net Facilities are no longer required for performance of the Services, or in any event upon expiration or termination of this Agreement (or the applicable lease term, if shorter), Supplier will return them to Health Net in substantially the same condition as when Supplier began use of them, subject to reasonable wear and tear.

11.3 Required Consents

(a) Health Net, with the cooperation of Supplier, is responsible for obtaining Required Consents under any of the leases, contracts and licenses referred to in this Section 11 (Transfer or Use of Resources) (the "***Used Resources***"). Health Net will work diligently to obtain such Required Consents as soon as practicable after:

(i) the Effective Date with respect to the Used Resources known as of the Effective Date, or

(ii) such later date as agreed by the Parties with respect to new Used Resources agreed to by the Parties after the Effective Date, if any.

(b) To the extent a Required Consent under this Section 11 has not been obtained prior to the Transfer Date of the applicable Health Net Personnel who have a role in obtaining a given Required Consent, then once such Health Net Personnel are Transitioned Employees, Supplier will utilize such Transitioned Employee to obtain such Required Consents, provided that this shall not relieve Health Net from any legal obligation (including the obligations Health Net may have to the third parties from which such Required Consents are sought) to obtain their consent to the transactions contemplated by this Agreement.

(c) The Parties will equally bear any fees (such as transfer or upgrade fees) required to obtain a Required Consent relating to the Used Resources. Unless and until each such Required Consent has been obtained, to the extent practical Supplier will determine and adopt, subject to Health Net's prior written approval, such alternative approaches to provide the Services without the Required Consent. The Parties shall equally bear the costs to implement such alternative approaches.

(d) If either Party is not able to obtain any such Required Consent, or if it elects not to obtain a Required Consent because of the cost or other terms required to obtain such Required Consent, Health Net reserves the right to remove from the scope of this Agreement any affected Services (or reduce the volume of any affected Services). If the failure to obtain the Required Consent has a material impact on Supplier's ability to provide the remaining Services or its Charges, Supplier may remove from the scope of this Agreement any affected Services (or reduce the volume of any affected Services). In either such event (i) the Charges shall be reduced using the charging methodologies provided in Schedule C (*Charges*) and unit rates set forth in the applicable SOW, or otherwise in an equitable manner to the extent such unit rates and charging methodologies do not provide a means to determine what the reduction of Supplier's Charges should be, and (ii) Health Net shall have the right to rehire Transitioned Employees that are performing or will perform the Services removed from the scope of this Agreement. Health Net's right in such case to remove or reduce Services (and the corresponding adjustment to charges and right to rehire Transitioned Personnel) shall extend to other Services that relate to Services for which a Required Consent is not obtained if, in Health Net's reasonable determination, such other Services should be grouped together for operational, maintenance or other reasons. The removal or reduction of Services pursuant to this Section 11.3(d) will be subject to the Change Control Process and Schedule G (*Governance*).

11.4 Health Net Resources Provided to Supplier Personnel Working On-site

(a) "***On-site Health Net Resources***" means the reasonable office space, furniture, fixtures, telephones, office supplies, and other mutually agreed resources to be provided or made available by Health Net (or its Affiliates) to Supplier Personnel assigned by mutual agreement of the Parties to work on-site at facilities of Health Net (or its Affiliates).

(b) Except as otherwise provided in this Agreement, Health Net will provide to Supplier Personnel located and authorized to work on-site at Health Net Facilities the On-site Health Net Resources reasonably necessary for the Transitioned Employees to continue to perform the Functions that they were providing prior to the Transfer Date; provided however, that:

(i) For those Transitioned Employees utilizing a Health Net-provided cell phone, Health Net will continue to provide such cell phones until the earlier of (A) the date the lease or contract for each phone expires or terminates, or (B) the end of Phase 2, after which Supplier shall provide same;

(ii) With respect to laptops and desktops, Health Net will provide such PCs for the Transitioned Employees until the earlier of (A) the date the lease on such PC expires or terminates, or (B) the end of Phase 2, after which Supplier shall provide same.

(iii) Health Net will not be responsible for providing any other portable computing or communications devices to Supplier Personnel.

(c) Supplier shall comply and cause Supplier Personnel to comply with Health Net's Policies regarding access to and use of the On-site Health Net Resources to Supplier, including procedures for the physical and logical security. Health Net may conduct periodic compliance inspections and audits to confirm that Supplier's use of the On-site Health Net Resources complies with the terms of this Agreement.

(d) Supplier will use the On-site Health Net Resources in an efficient manner and for the sole purpose of providing the Services. Supplier will be responsible for damage to the On-site Health Net Resources caused by the negligence or intentional misconduct of Supplier Personnel. When the On-site Health Net Resources are no longer required for performance of the Services, Supplier will return them to Health Net in substantially the same condition as they were in when Supplier began use of them, subject to reasonable wear and tear.

11.5 Service Description Update

(a) On or before the date that is forty-five (45) days after the Effective Date, Supplier shall provide a plan to Health Net describing Supplier's proposed approach for conducting a true-up of the Services descriptions to determine if there are any additional Functions that were being performed by the Affected Employees during the twelve (12) months prior to the Effective Date that are not described in the Initial SOWs. Such plan shall be subject to Health Net's review and approval.

(b) Promptly after the BPaaS Services Commencement Date, Supplier shall implement the approved plan described in Section 11.5(a) above. Supplier shall create a list and description of any Functions that are not covered in the Initial SOWs and provide same to Health Net on or before the date that is forty-five (45) days after the BPaaS Services Commencement Date. In assembling such list of omitted Functions, Supplier shall not exclude or delete any Function identified by a Transitioned Employee in connection with such effort. The Initial SOWs shall be updated with any additional Functions and descriptions that the Parties agree were not described in the applicable Initial SOW. There shall be no increase in the Charges as a result of the updating process described in this Section.

12. RESOURCE ACQUISITIONS DURING THE TERM

12.1 General Responsibility and Compatibility

(a) Except for (i) any resources set forth in Schedule O (*Health Net Provided Resources*), for which Health Net has Financial Responsibility and (ii) items which are shown as Health Net Retained Expenses in the Financial Responsibility Matrix attached as Schedule C-11 to Schedule C (*Charges*), Supplier is solely responsible (and has Financial Responsibility) for providing all Equipment, Software, connectivity, facilities, personnel, third party services and other resources required to perform and render the Services in accordance with this Agreement, including modifications, upgrades, enhancements, additions and replacements of Equipment, Software, and other resources as necessary or appropriate to render the Services in compliance with this Agreement.

(b) Without limiting the generality of the foregoing, unless otherwise provided in Schedule O (*Health Net Provided Resources*), Supplier is also responsible (and has Financial Responsibility) for:

(i) providing network connectivity between facilities necessary to provide the Services, including connectivity from Health Net Facilities or Health Net's outsourcing vendor facilities to Supplier's facilities, onshore and offshore. The Parties shall work together to determine the bandwidth, access, security and other requirements for such network connectivity;

(ii) acquiring additional third party services as necessary or appropriate to render the Services in compliance with this Agreement;

(iii) providing personal computers for Supplier Personnel and any additional Equipment (including modifications, upgrades, enhancements, additions and replacements of Equipment) as necessary or appropriate to render the Services in compliance with this Agreement, and the installation, operation, maintenance and refresh of such Equipment; and

(iv) providing or acquiring all Software as necessary or appropriate to render the Services in compliance with this Agreement, including any office productivity Software for Supplier Personnel.

(c) Supplier shall provide the Services using tools and processes that are compatible with those used by Health Net and its other service providers to provide other services within the Health Net environment. This includes implementing and maintaining interfaces with Health Net and other service provider problem management, change control, and configuration management systems to the extent required to maintain such compatibility.

(d) Notwithstanding anything to the contrary in Section 25.3, the Parties agree that Schedule O (*Health Net Provided Resources*) may be changed through the Change Control Process without the need for a formal amendment to this Agreement.

12.2 Software Used to Provide the Services

(a) Upon Health Net's request (made not more than twice per annum) Supplier will provide to Health Net a list of all Supplier Provided Software. Supplier Provided Software excludes

any Health Net Software or third party Software to be provided by Health Net for Supplier's use under this Agreement. Each list of Supplier Provided Software required under this Section 12.2(a) will separately identify:

(i) Supplier Software that is Commercially Available,

(ii) Supplier Software that is Non-Commercially Available,

(iii) Third Party Software that is Commercially Available, and

(iv) Third Party Software that is Non-Commercially Available.

(b) If, after the Effective Date, Supplier intends to use any Supplier Software or Third Party Software that would constitute Supplier Provided Software, Supplier may do so without obtaining Health Net's prior written consent (except as provided in Section 12.3(b)(ii)(B)(1)) provided that (i) Supplier's implementation and use of such Software does not constitute a Change (and if it does, Supplier's implementation and use of it will be subject to the Change Control Process), and (ii) Supplier has all necessary rights and agrees to provide to Health Net at the end of the Term the applicable license rights set forth in Section 12.3 with respect to such Software.

(c) Notwithstanding anything else in this Section 12.2 to the contrary, if Supplier makes available to Health Net, or otherwise makes receipt of the Services dependent upon, any Software and fails to follow the process set forth in this Section 12.2, such use shall not limit Supplier's obligations or Health Net's rights set forth in Section 12.3 below.

(d) Any Software and associated contracts acquired by Supplier for which Health Net is financially responsible shall be acquired in the name of Health Net unless Health Net otherwise agrees in writing.

12.3 Health Net Rights to Certain Software

The intent of this Section 12.3 is to provide the means for Health Net to have the ability to access and Use, both during the Term and Disengagement Assistance Period and thereafter as Health Net may require as contemplated herein, all Supplier Provided Software, it being the mutual intent of the Parties to provide Health Net a means to acquire licenses to whichever of the Supplier Provided Software that Health Net may desire to continue using after the Term and any Disengagement Assistance Period as outlined herein.

(a) <u>License During Term</u>.

(i) Supplier hereby grants to Health Net during the Term and any Disengagement Assistance Period, the right to use Software made available by Supplier to Health Net during the Term (including any updates and upgrades to such Software provided by Supplier), solely for Health Net (and its Affiliates and Service Recipients) to receive and use the Services.

(ii) Supplier hereby grants to Health Net, its Affiliates and the Service Recipients during the Term and any Disengagement Assistance Period, the right to access

and Use - appropriate to their designated roles for Health Net and its Affiliates and consistent with Health Net's and its Affiliates' practices prior to the execution of this Agreement - the systems used by Supplier to provide the Services (and Health Net Data stored or processed in such systems) solely for Health Net, its Affiliates and the Service Recipients to perform their designated roles for Health Net and its Affiliates as reasonably required to receive and use the Services and otherwise reasonably required to carry on Health Net's and its Affiliates business operations. By way of example and not limitation, Health Net's rights include the right to access the systems used by Supplier to provide the Services in order to access Health Net Data, generate queries, run reports and perform retained Functions.

(b) Additional Licenses to Use Certain Software.

This Section 12.3(b) shall apply to the Initial SOWs and any Future SOWs entered into by the Parties, provided that with respect to any Future SOW, the Parties may mutually agree in writing that this Section 12.3(b) shall not apply to such SOW, provided further that such agreement shall require the written agreement of the Health Net Legal Department.

(i) Supplier Software

(A) Commercially Available Supplier Software

(1) With respect to Supplier Provided Software that is Commercially Available Supplier Software, Supplier (on behalf of itself and those Supplier Affiliates that own any such Software) grants to Health Net and its Affiliates (and for the sole purpose of providing services to Health Net, its Affiliates, Former Health Net Affiliates and Service Recipients, to Health Net's and its Affiliates' service providers), a license to Use such Software under the then-current license terms made available by Supplier to commercial customers comparable to Health Net in terms of use of the Software, during all Disengagement Assistance Periods for any Service for which such Software is used, and continuing thereafter, provided however that:

a. if such then-current terms do not grant Health Net rights to Use such Software in the same manner and for the same purposes it was used under this Agreement, then such license shall be deemed to include such additional rights of Use without additional charge; and

b. if Health Net and Supplier have an existing license agreement applicable to such Software, the terms of such license agreement shall apply.

The foregoing licenses shall be provided at the fees that are ordinarily charged by Supplier to licensees of such Software, for the period after the applicable Disengagement Assistance Periods; provided, however, that if the fees that are ordinarily charged are for a perpetual license and Health Net desires to use such

Software for only a limited time period after the applicable Disengagement Assistance Periods, Health Net shall not be required to purchase a perpetual license for such Software (or pay the equivalent of a perpetual license fee).

(2) Supplier will offer to provide to Health Net, generally available Software Updates, maintenance, support and other services for such Supplier Software on Supplier's then-current standard terms and conditions for such services, including pricing not in excess of that customarily charged to Supplier's other commercial customers comparable to Health Net in terms of use of the Software. If Health Net elects to receive such services, (a) Health Net shall only be obligated to pay for such services to the extent applicable to the period after the applicable Disengagement Assistance Periods; and (b) the charges for such services will reflect that maintenance and support on such Software is current (i.e., no "catch-up" or similar payments shall be required to be made by Health Net because maintenance and support may have lapsed – if maintenance and support has lapsed, Supplier shall pay charges necessary to bring maintenance and support current).

(B) Non-Commercially Available Supplier Software

(1) Supplier (on behalf of itself and those Supplier Affiliates that own any Supplier Provided Software that is Non-Commercially Available Supplier Software) grants to Health Net and its Affiliates (and for the sole purpose of providing services to Health Net, its Affiliates, Former Health Net Affiliates and Service Recipients, to Health Net's and its Affiliates' respective service providers), a worldwide, irrevocable, fully paid-up, royalty-free, non-exclusive, non-transferable (except pursuant to a permitted assignment of the Agreement pursuant to Section 27.1) license to Use (solely to the extent such Use is reasonably necessary for use and receipt of the applicable Services being disengaged or for Health Net, its Affiliates and their respective service providers to provide and deliver to Health Net, Health Net Affiliates, Former Health Net Affiliates and Service Recipients services that are substantially similar to the Services being disengaged) Supplier Provided Software that is Non-Commercially Available Supplier Software (including technical interfaces, Documentation, artifacts, manuals and other materials useful in connection with the authorized Use of such Software), during all Disengagement Assistance Periods for any Service for which such Software is used, and continuing through the date that is two (2) years after the last day of the Disengagement Assistance Period pertaining to the applicable Services being disengaged.

(2) If Health Net requests, the Parties will mutually agree on applicable terms for Supplier's maintenance and support of such Non-Commercially Available Supplier Software, and performance of software development requested by Health Net

relating to such Software, after such termination or expiration of the Agreement (in whole or in part) or termination of Services for which such Supplier Software was used; provided that:

a. Health Net shall only be obligated to pay for such maintenance and support and development services for the period after the applicable Disengagement Assistance Periods; and

b. If Health Net elects, such Software maintenance and support and development services shall be performed (i) under the AO Agreement, in which event the Parties shall negotiate in good faith an appropriate amendment or work order to the AO Agreement, or (ii) on a time and materials basis, including using the professional service rates for applicable skill sets set forth in Schedule C (*Charges*).

c. If Supplier fails to provide commercially reasonable maintenance and support and development services for such Non-Commercially Available Supplier Software at the charges described in this Section 12.3(b)(i)(B)(2) , then within ten (10) days of Health Net's request, Supplier shall provide Health Net and its designees access to the reasonably necessary Source Code for such Software in a Supplier-provided development environment during the period of Health Net's license to such Software described above, in order to enable Health Net and its designees to perform such maintenance and support and development work on such Software, subject to the license limitations set forth in Section 12.3(b)(ii)(B)(1). Supplier shall reasonably cooperate with Health Net and its designees in connection therewith to enable Health Net to realize the benefits of the license granted under Section 12.3(b)(i)(B)(1).

d. If Supplier fails to provide the access and cooperation described in the preceding Section 12.3(b)(i)(B)(2)(c), then within ten (10) days of Health Net's request Supplier shall provide the Source Code to such Non Commercially Available Supplier Software for Use in accordance with the license granted in Section 12.3(b)(i)(B)(1).

(ii) Third Party Software

(A) Commercially Available Third Party Software. Supplier shall provide written notice to Health Net identifying any Supplier Provided Software that is Third Party Commercially Available Software as set forth in Section 12.2(a) above.

(B) Non-Commercially Available Third Party Software.

(1) Supplier shall not utilize any Non-Commercially Available Third Party Software that would constitute Supplier Provided Software without Health Net's prior written consent, which consent Health Net may withhold in its discretion.

(2) Without limiting Health Net's rights under this Section, no consent of Health Net shall be valid unless such consent outlines Health Net's material rights to such Software during the Term and during any Disengagement Assistance Periods and for the two years after the applicable Disengagement Assistance Period. Unless Health Net expressly (i) consents to other specifically outlined license rights in writing in which this Section 12.3(b)(ii)(B)(2) is cross referenced as being superseded, (ii) enters into a license agreement with the applicable third party under different terms or (iii) otherwise waives in such written consent the following requirements, such Health Net material rights shall include the following:

a. a world-wide, irrevocable, fully-paid up, royalty-free, non-exclusive license for Health Net and its Affiliates (and for the sole purpose of providing services to Health Net, its Affiliates, Former Health Net Affiliates and Service Recipients, to Health Net's and its Affiliates' respective service providers) to Use such Non-Commercially Available Third Party Software (including Source Code, programmer interfaces, Documentation, artifacts, manuals and other materials useful in connection with the Use of such Software), at no additional charge, during any Disengagement Assistance Periods for any Services for which such Software is used, and continuing through the date that is two (2) years after the last day of the Disengagement Assistance Period with the latest end date, or such other license terms as Health Net may agree in writing to accept, and

b. a commercially reasonable maintenance and support agreement for such Software from the licensor of such Third Party Software, provided that:

i. if Health Net elects to receive such maintenance and support, Health Net will be responsible for charges under such maintenance and support agreement only with respect to the period after the end of the Disengagement Assistance Period with the latest end date, and

ii. the charges under such maintenance agreement shall reflect the fact that maintenance and support on such Software is current (i.e., no "catch-up" or similar payments shall be required to be made by Health Net because maintenance and support

may have lapsed during the Term or Disengagement Assistance Period).

(C) If Supplier fails to comply with its obligations under Section 12.3(b)(ii)(B)(1) or (2), such failure shall constitute a breach of this Agreement. In such event, by way of endeavoring to mitigate Health Net's damages resulting from the failure, Supplier shall use all Commercially Reasonable Efforts, at Supplier's cost and expense to (i) promptly secure for Health Net a license comparable to a Deliverables License for the Non-Commercially Available Third Party Software, or (ii) if this cannot be accomplished with Commercially Reasonable Efforts, replace the Non-Commercially Available Third Party Software without degrading the functionality or performance of the Services and bear any costs of implementing the replacement Software, and secure for Health Net a license for such replacement Software as follows: (i) if such replacement Software is Non Commercially Available Third Party Software, then a license comparable to a Deliverables License, and (ii) if such replacement Software is Commercially Available, then a license on the standard terms on which such Software is licensed to customers comparable to Health Net.

(c) Relationship to License in Section 15 (IP Rights). Nothing set forth in this Section 12.3 shall limit Health Net's rights under Section 15 (Intellectual Property Rights).

12.4 Colocation Facilities.

(a) Prior to the Effective Date, Supplier entered into agreements (each a "***Colocation Agreement***") to procure certain colocation space in a data center in Centennial, Colorado and a data center in Chandler, Arizona. Supplier intends to exercise an option to procure additional colocation space under each of the Agreements for use in providing the Services to Health Net ("***Health Net Colocation Space***").

(b) Health Net shall have the option, at any time after it has requested Disengagement Assistance from Supplier and continuing through the date that is two (2) years after the last day of the Disengagement Assistance Period pertaining to the applicable Services, to assume Supplier's rights and obligations under the Colocation Agreements with respect to such Health Net Colocation Space only. Supplier represents and warrants that each of the providers of such Health Net Colocation Space ("***Colocation Providers***") has consented to such arrangement.

(c) If Health Net elects to exercise such option, Health Net shall give written notice to Supplier. Supplier will assign the Colocation Agreement to Health Net or, if Health Net so elects, provide Health Net with reasonable cooperation and support in Health Net's efforts to procure a replacement agreement with the Colocation Provider for use of such Health Net Colocation Space.

13. TRANSITION

13.1 Overview

(a) This Article 13 (Transition) addresses at a high level the transition of the Functions comprising the Services from Health Net to Supplier. Schedule Z (*High-Level Transition Information*) provides a consolidated view of Transition across all of the Initial SOWs and, in addition, each of the Initial SOWs contains an exhibit describing the Transition approach and plans for the relevant Service Tower.

(b) The Transition approaches, plans and schedules set forth in Schedule Z (*High-Level Transition Information*) and the Initial SOWs reflect the Parties' preliminary understanding as to how the Transition will be conducted, but they do not contain the necessary level of detail to serve as executable Transition plans. Promptly following the execution of this Agreement, Supplier will work diligently with Health Net's team leads for each Service Tower to develop and submit executable Transition plans containing the necessary level of operational detail, as set forth in Section 13.4(b).

(c) The Transition will be carried out in sequential phases and discrete 'waves' encompassing different Functions and work streams. Some waves are independent from other waves, and some are dependent on the progress and results of other waves. To help ensure that the Transition proceeds smoothly and with minimal disruption to Health Net's business operations, the Parties will establish and include in the executable Transition plans appropriate 'check-point gates' intended to assess and validate the progress of Transition waves at logical points along the way, both to ensure that problems encountered during a Transition wave are resolved before dependent work proceeds and that lessons learned from performance of Transition waves are documented and communicated to the Transition teams working on other waves in order to minimize the recurrence of problems during Transition.

13.2 "Transition" Defined

(a) "***Transition***" means the process (and associated time period) of migrating performance of the Services from Health Net or from Health Net's then-current service provider to Supplier, completing any contemplated movement of services from onshore locations to alternate onshore locations, near shore locations and offshore locations (each as contemplated by the applicable Transition Documents), making any planned improvements to the process and methods and infrastructure used to perform and deliver the Services that are intended to be made during the period of Transition, and causing any required knowledge transfer from Health Net personnel to Supplier Personnel.

(b) The Transitions for each of the Initial SOWs (each, an "***Initial SOW Transition***") shall commence on the BPaaS Services Commencement Date, and continue through the date that Supplier has assumed all responsibility with respect to the SOW Services covered by the Initial SOWs and completed the transition to the contemplated off-shore service delivery model. The Parties expectation is that Transition will occur over an approximately two (2) year period after the BPaaS Services Commencement Date.

(c) The Transition for each Future SOW (each, a "***Future SOW Transition***") shall commence on the applicable SOW Effective Date, and continue through the date that Supplier has assumed all responsibility with respect to the SOW Services covered by such Future SOW and completed the transition to the contemplated off-shore service delivery model (if any).

(d) The Transition for the Initial SOWs includes the closing of the transaction contemplated by the APA. Health Net and Supplier shall close on such transaction in accordance with the terms of the APA.

13.3 Transition Changes

(a) Given the breadth, complexity and criticality of the Functions being outsourced by Health Net to Supplier under the Initial SOWs, a well-planned, orderly, well-executed Transition is critical to preventing damage to Health Net, its Members, Providers, and employer Groups and to the continued, undisrupted operation of Health Net's and its Affiliates businesses during the Term. Accordingly, it is agreed and understood that If Health Net determines in good faith that the Transition, or any part of the Transition, poses a meaningful risk or hazard to Health Net's business interests (a "***Transition Risk***"), Health Net may request a suspension of or alteration to the Transition (each a "***Transition Change***").

(b) Upon Supplier receiving a Transition Change request from Health Net:

(i) Notwithstanding anything else to the contrary in this Section 13.3, Supplier shall immediately suspend the Transition or those aspects of the Transition that Health Net requests be suspended; and

(ii) the Parties' respective Transition Management Offices shall immediately begin conferring to determine how to implement the Transition Change going forward (i.e., after any suspension) so as to eliminate the Transition Risk in the least disruptive and least costly way, taking into account the risk to Health Net's business and the financial impact on Supplier, but giving priority to minimizing the risk to Health Net's business.

(c) If the Parties have not reached agreement as to the nature of the Transition Change to be made going forward or the manner in which it is to be made within a reasonable amount of time after Health Net's sending the notice of Transition Change to Supplier, the dispute shall immediately be escalated to the Executive Council.

(d) If the Executive Council has not resolved the disagreement within a reasonable amount of time after referral of the disagreement to the Executive Council, Health Net's Chief Executive Officer shall have the final say on the nature and manner of the Transition Change, taking into account the risk to Health Net's business and the financial impact on both Parties, but giving priority to minimizing the risk to Health Net's business. In all events, Health Net's Chief Executive Officer must act reasonably and in good faith and shall choose a manner of Transition Change that, all else being equal, seeks to address the Transition Risk in a satisfactory way to Health Net while minimizing the incremental financial burden on Supplier.

(e) Supplier will bear financial responsibility for its cost impacts from the Transition Change if the Transition Risk giving rise to the Transition Change met the threshold of posing a meaningful risk or hazard to Health Net's routine business operations (an "***Operational Transition Risk***"), except to the extent that such Operational Transition Risk has resulted from the failure by Health Net (including failure by a Health Net contractor, agent or other party for which Health Net is responsible, but excluding Supplier) to perform an express obligation of Health Net under this Agreement. The foregoing allocation of cost, if any,

will be subject to Supplier following the procedures outlined in Section 8.3 (Savings Clause). If not, Health Net will bear financial responsibility for Supplier's cost impacts from the Transition Change.

(f) If the Executive Council cannot agree on whether (i) the risk threshold stated in Section 13.3(a) has been met, or (ii) Health Net was partially at fault in creating the Transition Risk and, if so, what portion of Supplier's cost impact is therefore equitably allocable to Health Net, then either Party may refer the disagreement for resolution to a third party subject matter expert ("Mediator") for non-binding resolution. In order to avoid conflicts of interests, the fees for such Mediator shall be paid for by both Parties equally. The selection of the Mediator shall be approved by at least three (3) members of the Executive Council. Both Parties shall cooperate fully with the Mediator and provide any reasonably requested information as promptly as practicable. The Mediations shall be completed in not more than thirty (30) days. If either Party disagrees with the non-binding resolution(s) proposed by the Mediator, , then such Party may refer the disagreement for resolution via litigation in accordance with Section 26.2 (Litigation); provided, however, that the existence of such disagreement (at any stage) and the mediation process shall not constitute grounds for delaying or altering the Transition Change while the dispute is being resolved if so directed by Health Net.

(g) Where possible, all Transition Changes shall be processed via the Change Control Process on an expedited basis, including as an Emergency Change when necessary under the circumstances.

13.4 Transition Documents

(a) Each Transition shall be conducted in accordance with a written plan and documents (the "***Transition Documents***") which shall include: (i) a description of the operations being transitioned; (ii) a general description of the methods and procedures, personnel and organization Supplier will use to perform the Transition; (iii) a schedule of the Transition activities; (iv) a detailed description of the respective roles and responsibilities of Health Net and Supplier; (v) such other information and planning as are necessary to conduct the Transition in accordance with the other terms in this Agreement.

(i) A draft of the Transition Documents for the Initial SOWs Transition is attached to the Transition Manual for each SOW as Exhibit A-2 (*Transition Description*), Exhibit A-2-1 (*Transition Project Plan*) and Exhibit A-2-2 (*Transition Staffing Plan*) and Schedule Z (*High-Level Transition Information*); and

(ii) A draft of the Transition Documents for any Future SOW Transition shall be included as part of the applicable Future SOWs as contemplated by Schedule R (*SOW Template*).

(b) Following the Effective Date with respect to the Initial SOW Transitions or the applicable SOW Effective Date for any Future SOW Transition, Supplier shall be responsible for revising and finalizing the applicable Transition Documents, provided that: (i) Supplier shall cooperate and work closely with Health Net in finalizing such Transition Documents (including incorporating Health Net's reasonable comments); and (B) all changes to such Transition Documents shall be subject to the prior written approval by Health Net.

13.5 Conduct of the Transition

Supplier will carry out and complete the Initial SOW Transitions and any Future SOW Transition in accordance with the applicable Transition Documents, including its time schedule. Except as otherwise expressly provided in the applicable Transition Documents, Supplier's responsibilities with respect to each Transition include:

(a) performing and managing the Transition and In-Flight Projects and activities;

(b) establishing communications lines and network connections, and providing Equipment, Software, tapes, records and supplies, as made necessary by the Transition;

(c) performing the Transition without interruption, and without disrupting Health Net's business operations;

(d) paying Supplier's costs associated with the Transition, including communications circuit costs (both installation/de-installation and ongoing) except as otherwise expressly provided in this Agreement; and

(e) otherwise performing such migration tasks as are necessary to enable Supplier to complete the Transition and provide the Services.

13.6 Health Net Cooperation and Support

Health Net will cooperate with Supplier in the conduct of each Transition and provide support as described in the applicable Transition Documents.

13.7 In Flight Projects

As part of the Transition, Supplier will also assume responsibility for completing the projects listed or described in Schedule X (*In-Flight and Accelerated Projects*), which are in progress as of the SOW Effective Date or expected to commence promptly following the Effective Date (the ***"In-Flight and Accelerated Projects"***).

13.8 Completion of Transition Projects

(a) Health Net reserves the right to monitor, test and otherwise observe and participate in each Transition. Supplier will notify Health Net without delay if any Health Net monitoring, testing or participation has caused (or Supplier expects it to cause) a problem or delay in a particular Transition and work with Health Net to prevent or circumvent the problem or delay.

(b) Health Net's as-is operations will not be disabled until Supplier demonstrates to Health Net's reasonable satisfaction that the affected processes and operations have been successfully migrated to Supplier and are functioning properly.

(c) If any of the Transition activities are not completed on schedule and the delay is not due to the fault of Health Net (or its Affiliates, customers or other suppliers), Force Majeure, or a failure to secure required Regulatory Consents, then for the period of delay:

(i) if Supplier's charges to Health Net are greater than they would have been if the delayed Transition activity had been completed on schedule, Health Net will receive a credit against Supplier's monthly charges in an amount equal to the difference between Supplier's actual charges and what Supplier's charges would have been if the delayed Transition activity had been completed on schedule; and

(ii) Supplier will give Health Net an additional credit against Supplier's monthly charges in an amount sufficient to reimburse Health Net for any excess or continuing costs incurred for personnel, third-party equipment, Software and/or services that would not have been incurred if the delayed Transition activity had been completed on schedule.

(d) Provided that a Transition is on schedule and that there are no problems with such Transition, Supplier may request the approval of Health Net to accelerate a wave of such Transition, provided that granting of such approval shall be in Health Net's reasonable discretion.

14. DATA SECURITY AND PROTECTION

14.1 [Reserved.]

14.2 Health Net Data, Generally

(a) As between the Parties, Health Net Data will be and remain the property of Health Net. Supplier may not use Health Net Data for any purpose other than to render the Services. No Health Net Data will be sold, assigned, leased or otherwise disposed of to third parties or commercially exploited by or on behalf of Supplier (or any of its Subcontractors). Neither Supplier nor any of its Subcontractors may possess or assert any lien or other right against or to Health Net Data. Without limiting the generality of the foregoing, (a) Supplier may only use Health Net Data as strictly necessary to render the Services and must restrict access to such information to Supplier Personnel on a strict need-to-know basis, and (b) Supplier shall not download, copy, transmit or make available any Health Net Data to any third party (other than an Approved Subcontractor) except as expressly permitted by this Agreement.

(b) At Health Net's request at any time during the Term, Suppler shall provide Health Net with access to and/or copies of (in format reasonably requested by Health Net) any Health Net Data stored on Supplier systems or otherwise under the control of Supplier.

14.3 Data Security

(a) When present at Health Net Facilities or accessing Health Net systems or Health Net Data (whether such data is in Health Net's systems of Supplier's systems), Supplier will observe and comply with Health Net's Policies regarding data security procedures that have been communicated to Supplier. Prior to performing Services from any new service location (*i.e.*, any service location other than those set forth in Schedule F (*Supplier Facilities*)), Supplier shall complete a security questionnaire, which Health Net requires before Services are permitted to be provided from a new service location. If Health Net requests, Supplier shall provide Health Net with access to any new service location for due diligence purposes.

(b) Supplier will establish and maintain reasonable safeguards designed to protect against the occurrence of any Security Breach, including by establishing and maintaining appropriate network and internet security procedures, protocols, security gateways and firewalls with respect to Health Net Data.

(c) Supplier shall comply with the security requirements and standards set forth in Schedule Q (*Security Addendum*), which represent the minimum security requirements and standards with which Supplier must comply. Supplier shall also comply with:

(i) All applicable Laws relating to privacy and information security, as they may evolve during the Term, including those establishing federal services requirements (such as the Federal Information Processing Requirements and FIPS 140-2), the National Institute of Standards and Technology (NIST) and as may be required for Health Net to qualify for the safe harbor exemption for de-identified health information under the HIPAA Privacy Rule (45 CFR 164.502(d));

(i) the Payment Card Industry Data Security Standards (promulgated by the PCI Data Security Standards Council) ("***PCI DSS***");

(ii) the applicable legal or regulatory requirements of the Exchange Agreement, to the extent provided to Supplier reasonably in advance of the need to implement any such requirements; and

(iii) the legal or regulatory requirements, obligations or other terms with which Health Net must comply under any Regulatory Contract that are provided to Supplier reasonably in advance of the need to implement any such requirements.

(d) Supplier shall be responsible for implementing additional security measures as may be necessary to protect Health Net Data from any unauthorized access or use and to prevent any Security Breach in accordance with this Agreement.

(e) Supplier shall meet with Health Net not less frequently than once every six (6) months to review the continually evolving security threat environment and potential changes to the applicable security standards to address the same.

(f) No Health Net Data may be stored outside of the United States. No Health Net Data may be accessed from outside of the United States without Health Net's prior written consent, which may be granted or withheld in Health Net's discretion. Supplier may access Health Net Data from those Supplier Facilities shown on Schedule F (*Supplier Facilities*), and Supplier may store Health Net Data at those on-shore Supplier Facilities shown on Schedule F (*Supplier Facilities*), that are denoted as facilities from which Supplier may access and store (as applicable) Health Net Data.

(g) Health Net will be provided with backup copies of Health Net Data from the Supplier upon written request. Supplier must store and transmit backup Health Net Data in accordance with Schedule Q (*Security Addendum*). Supplier will document such safeguards in the Procedures Manual.

(h) Without limiting the generality of the foregoing:

(i) Supplier's information security policies shall provide for (A) regular assessment and re-assessment of the risks and vulnerabilities to the confidentiality, integrity, and availability of Health Net Data, including electronic data, and systems acquired or maintained by Supplier and its agents and contractors, including (1) identification of internal and external threats that could result in a Security Breach, (2) assessment of the likelihood and potential damage of such threats, taking into account the sensitivity of such data and systems, and (3) assessment of the sufficiency of policies, procedures, and information systems of Supplier and its agents and subcontractors, and other arrangements in place, to control risks; (B) protection against such risks; and (C) establishment and monitoring of key risk indicators (KRIs). Supplier shall provide such policies, and conduct and report on the results of such assessments to Health Net.

(ii) Supplier shall (A) require all users to enter a user identification and password prior to gaining access to the information systems; (B) control and track the addition and deletion of users; (C) control and track user access to areas and features of Supplier's information systems, and (D) encrypt Health Net Data in accordance with Schedule Q (*Security Addendum*).

(iii) Supplier Personnel will not attempt to access, or allow access to, any Health Net Data that they are not permitted to access under this Agreement. Without limiting any of Supplier's other obligations in respect of a Security Breach, including those set forth in Section 14.7, as soon as Supplier first becomes aware that unauthorized access to Health Net Data has been attained, (i) Supplier will report such unauthorized access to Health Net, describing to the best of Supplier's knowledge the Health Net Data that was accessed, and (ii) Supplier shall take all necessary measures to stop the access, prevent recurrences, and return to Health Net any copied or removed Health Net Data.

(iv) Except as provided in Section 21 (Confidentiality), Supplier shall (A) remove all Health Net Data from any media within the scope of the Services that is taken out of service; (B) destroy or securely erase such media in accordance with Health Net Policies and otherwise in a manner designed to protect against Security Breaches; and (C) provide to Health Net, within five (5) business days after a receipt of a request from Health Net, a notification of destruction, which may be provided via an automated solution that creates an auditable record.

14.4 Intrusion Detection/Interception

Supplier will provide Health Net and its representatives with:

(a) reasonable access to the alerts, logs and data feeds from Supplier's and its Subcontractors' network intrusion detection systems, host intrusion detection systems and anti-virus tools on assets at Health Net Facilities or in data center(s) being used for the Services each to the extent used exclusively to provide Services to Health Net in order to enable Health Net to have adequate and timely access to system data regarding security incidents that have a nexus to Health Net, including Security Breaches;

(b) access to Supplier's information security policies and Supplier's procedures relating to intrusion detection and interception with respect to the Supplier systems used to provide

the Services for the purpose of examining and assessing those policies and procedures in accordance with Section 18 (Audits and Records); and

(c)

(d) the other requirements set forth in Schedule A (*Services*) or an SOW.

14.5 Litigation and Investigation Requests

(a) Supplier recognizes that (i) Health Net may, from time to time, sue third parties, be sued by third parties, or have grounds to believe that one or more lawsuits will be filed for or against Health Net, (ii) Health Net may be the subject of governmental, regulatory or similar investigations and requests or demands for information from third parties, and (iii) Health Net may conduct internal investigations at its own prerogative (including investigations conducted by or on behalf of its Organization Effectiveness, Legal and/or Special Investigations business units). Upon any of the foregoing events occurring (for avoidance of doubt, these events do not include any legal proceeding directly between Health Net and Supplier, or their respective Affiliates), Supplier hereby agrees to fully cooperate with Health Net and its legal counsel, and to create and implement a process sufficient to comply, in a timely manner, with any requests from Health Net or its legal counsel to categorize, identify, view, preserve, extract, produce, filter, convert and and/or provide to Health Net or its designee (in the format reasonably requested by Health Net), any hard copy documents or electronically stored information or data of any type that is associated with the Services, that results from or reflects the Services, or that evidences or memorializes Supplier's efforts on behalf of Health Net pursuant to this Agreement (hereinafter, the "***Requested Information***"). Requested Information may include: claims data, email data, home drive data, server data, common drive data, data stored in cloud repositories, data on smartphones or peripheral devices, and data stored with any third-parties on Supplier's behalf. Requested Information may include any type of reports or other information received, created or collected as part of the Services, all information created by or for Health Net or Health Net's employees, or at their request, and any information or "metadata," associated with other types of Requested Information. Requested Information may include any type of information relating to the foregoing within Supplier's possession, custody or control, including information entrusted to its employees or third parties, or housed in any type of repository or media whatsoever, such as servers, systems, applications, discs, equipment, tapes, or other locations. Supplier shall use best efforts to provide requested information in a timely manner to enable Health Net to meet regulatory and internal deadlines.

(b) Supplier acknowledges and agrees that Supplier may, in some instances, be required to utilize or required to involve outside professionals to utilize forensic extraction methods and techniques to obtain Requested Information without alteration, to set-up a new or use an existing non-production environment to retrieve and provide Requested Information, and if requested by Health Net, Supplier shall provide access to such environment or Requested Information so that Health Net and/or its designee may access, view, download and extract the Requested Information, including reasonable access to third-party litigation support providers selected by Health Net to facilitate requests for Requested Information. Supplier shall maintain and support an access method for allowing such access and extractions, as determined by Health Net (*e.g.*, SFTP connections, remote access, on-site access). Supplier will use its best efforts to provide all Requested Information within the

time period specified by Health Net or its legal counsel, and, if such deadlines cannot be met, Supplier shall promptly notify Health Net of the reason and extent of any delay.

(c) Health Net shall direct any request under this Section 14.5 (Litigation and Investigation Requests) to the Supplier Account Executive. Upon Health Net's request, Supplier shall promptly designate a Supplier attorney to work with Health Net and who can facilitate any Health Net request under this Section. In the event that Health Net is the target of a governmental inquiry or investigation, Health Net shall retain all responsibility for directly interacting with such governmental entity regarding such inquiry or investigation. Supplier shall comply with and follow all restrictions and requirements reasonably imposed by Health Net or its legal counsel to maintain the protections of the attorney-client privilege and attorney work-product doctrine for all efforts and communications connected with requests and efforts made under this section 14.5.

If requests for Requested Information do not comprise Services under this Agreement, and require additional time or resources to meet the specifications of Health Net or its legal counsel, then such requests shall be responded to through the Change Control Process, but Health Net shall have the right to direct that any such request constitutes an Emergency Change under such process requiring expedited handling and fulfillment.

14.6 Compliance with Data Privacy and Data Protection Laws, Regulations and Policies

(a) In carrying out its activities under this Agreement, and without limiting Section 27.7 (Compliance with Laws), each Party will observe and comply with all applicable data privacy and data protection Laws. In addition, when accessing or handling any Health Net Data that contains personal identifying information, Supplier will comply with Health Net Policies that have been disclosed to Supplier relating to the use and disclosure of such information.

(b) The Parties hereby reaffirm their agreement to the terms of the Business Associate Agreement between the Parties which is being executed on or about the Effective Date ("***Business Associate Agreement***"). The Business Associate Agreement is hereby incorporated into this Agreement by reference and made a part of this Agreement. In the event of any conflict between the terms of this Section 14 (Data Security and Protection), Section 21 (Confidentiality) and the terms and conditions of the Business Associate Agreement, the terms and conditions that are more protective of the Protected Health Information (as such term is defined in HIPAA) shall govern to the extent of that conflict.

14.7 Security Breach.

(a) If Supplier becomes aware of (or if Health Net notifies Supplier of) any Security Breach (even if such Security Breach arises out of events or items that are not in the possession of or operated by (or for) or under the control of Supplier or a third party which receives Health Net Data (directly or indirectly) through Supplier, notwithstanding the limitations in the definition of Security Breach), Supplier shall:

(i) notify Health Net's Chief Information Security Officer (or his or her identified delegate) of such Security Breach in accordance with Section 14.3(f)(iii) and, thereafter, perform a root cause analysis thereon, the results of which shall be provided to Health Net;

(ii) investigate such Security Breach and report its findings to Health Net, including providing updates of such investigation as they occur and promptly responding to requests for information from Health Net;

(iii) unless such investigation shows that a suspected or threatened Security Breach was unsuccessful, provide Health Net with a remediation plan, acceptable to Health Net in Health Net's reasonable discretion, to address the Security Breach and which is designed to prevent any further similar incidents;

(iv) remediate such Security Breach in accordance with such approved plan;

(v) after consulting with Health Net's Chief Privacy Officer, conduct a forensic investigation to determine what systems, data and information have been affected by such event, and provide Health Net with daily updates of the results of such investigation;

(vi) cooperate with Health Net's investigation of the Security Breach, including promptly providing any information that Supplier (or a Subcontractor) has with respect to the Security Breach; and

(vii) at Health Net's request, cooperate with any law enforcement or regulatory officials, credit reporting companies, and credit card associations investigating such Security Breach.

(b) Where permitted by Law, Health Net shall, acting reasonably, make the final decision on notifying Health Net's members, employees, suppliers and/or the general public of such Security Breach, and the implementation of the remediation plan.

(c) With respect to such Security Breach:

(i) Except to the extent that Supplier is able to demonstrate that the Security Breach was caused by Health Net's negligence, willful misconduct or breach of this Agreement, Supplier shall be responsible at its own expense for performing the activities described in Section 14.7(a) and for all other costs and expenses incurred by Supplier (and its Subcontractors) in relation to the Security Breach;

(ii) Supplier shall have Financial Responsibility for all costs and expenses incurred by Health Net (and Health Net's Affiliates) in relation to the Security Breach, including Identity-Related Costs, except as provided in Section 14.7(c)(iii) ; and

(iii) To the extent the Security Breach arises out of Health Net Data that was compromised ("***Compromised Data***") due to any Health Net-provided technologies, Software, or other assets prior to the time that such Compromised Data was scheduled to be relocated to a Supplier-furnished data center as set forth in the Transition Documents for SOW#4 attached to the Transition Manual as Exhibit A-2 (*Transition Description*), Exhibit A-2-1(*Transition Project Plan*), and Exhibit A-2-3 (*Transition ITO Plan (Phase 2 Implementation*)) (as such documents are updated by the Parties pursuant to Section 13.3 (Transition Documents) and Section 1 of Schedule Z (Transition)), and provided the Security Breach was not attributable to (A) Supplier's failure to adhere to the information, data and physical security practices and standards observed by Health Net and at

the affected data center as of the BPaaS Services Commencement Date, or (B) Supplier's acts, omissions, negligence, willful misconduct, breach of this Agreement or failure to take reasonable actions or employ industry best practices to protect the Health Net Data, Health Net Software or systems in question, then (x) Supplier shall not have Financial Responsibility for such Security Breach other than as provided in Section 14.7(c)(i), and (y) Supplier shall not have Financial Responsibility for remediating the Security Breach under Section 14.7(a)(iv).

(d) Supplier shall reimburse Health Net on demand for all costs and expenses described in Sections 24.2(f)(x) and 24.2(f)(xi) relating to any Security Breach.

14.8 Import/Export Controls

(a) The Parties acknowledge that certain software and technical data exchanged pursuant to this Agreement may be subject to import/export controls under the Laws of the United States and other countries. Neither Party will import, export or re-export any such items, any direct product of those items, or any technical data in violation of applicable import/export control Laws.

(b) Each Party will be responsible for compliance with import/export control Laws with respect to any items it is deemed under such Laws to have imported or exported, including responsibility for preparing and filing all required documentation and obtaining all licenses, permits and authorizations required for compliance. Each Party will cooperate with the other Party in that Party's efforts to comply with applicable import/export control Laws.

(c) Supplier will include with copies of all Software provided to Supplier by Health Net's U.S.-based personnel that Supplier will use outside of the United States documentation stating that "These commodities, technology or software were exported from the United States in accordance with Export Administration Regulations. Diversion or re-export contrary to U.S. law is prohibited."

14.9 Compliance with Gramm-Leach-Bliley

(a) "***GLB Act***" means the Gramm-Leach-Bliley Act, 15 USC §6801 et. seq., and the implementing regulations and regulatory interpretations thereto, as amended from time to time. Supplier acknowledges that Health Net is subject to Title V of the GLB Act, pursuant to which Health Net is required to obtain certain undertakings from Supplier with regard to the privacy, use and protection of nonpublic personal financial information of Health Net's (or of any Health Net Affiliate's or Service Recipient's) customers or prospective customers ("***Health Net Non-public Data***"). Therefore, notwithstanding anything to the contrary contained in this Agreement and in addition to (and not in substitution for) Supplier's other obligations hereunder, Supplier agrees that:

(b) it will not disclose or use any Health Net Non-public Data except to the extent necessary to carry out its obligations under this Agreement and for no other purpose;

(i) it will not disclose Health Net Non-public Data to any third party, including, without limitation, its third party service providers without the prior consent of Health Net and an agreement in writing from the third party to use or disclose such

Health Net Non-public Data only to the extent necessary to carry out Supplier obligations under this Agreement and for no other purposes; and

(ii) it will maintain, and will require all third parties approved under Section 7.7 (Subcontracting) to maintain, effective information security measures to protect Health Net Non-public Data from unauthorized disclosure or use; and it will provide Health Net with information regarding such security measures upon the reasonable request of Health Net and promptly provide Health Net with information regarding any failure of such security measures or any security breach related to Health Net Non-public Data.

(c) The obligations set forth in this Section 14.9 (*Compliance with Gramm-Leach-Bliley*) will survive termination or expiration of this Agreement. For purposes of this Agreement, Health Net Non-public Data includes the nonpublic personal information (as defined in 15 USC §6809(4)) received by Supplier in connection with the performance of its obligations hereunder, including (i) an individual's name, address, e-mail address, IP address, telephone number and/or social security number; (ii) the fact that an individual has a relationship with Health Net; and (iii) an individual's account information. For the avoidance of doubt, Health Net Non-public Data does not include (A) information collected from Health Net employees (in their capacity as employees, and not as Health Net's customers) by Supplier for the purpose of administering and providing the Services, and (B) nonpublic information collected from a source other than Health Net that has been obtained on a non-confidential basis and which is not subject to the GLB Act.

15. INTELLECTUAL PROPERTY RIGHTS

This Article 15 sets forth the Parties' respective rights in Work Product and other materials provided or created pursuant to this Agreement. As between the Parties, the rights apply as set forth in this Article 15 whether the work in question is performed solely by Supplier Personnel or by Supplier Personnel working jointly with others.

15.1 Certain IP-related Definitions

(a) "***Derivative Work***" means a work of authorship or expressive creation (i) that includes more than a de-minimis amount of copyright-protected elements of a pre-existing work, or (ii) such work is incapable of being used without the pre-existing work or in conjunction with the pre-existing work, including a work in which a pre-existing work has been modified, enhanced, recast, transformed, or adapted.

(b) "***Independent IP***" of a party (including a third party) means any materials, methods, processes, and other forms of intellectual property that either (i) were created or acquired by or for the party on or prior to the Effective Date, or (ii) are subsequently created or acquired by or for the party outside the scope of and independent from this Agreement, and (iii) any Derivative Works of either of the foregoing. Supplier Independent IP includes the Acquired Seller Intellectual Property Rights as defined in the APA.

(c) "***New Work***" means any Material produced by Supplier Personnel specifically for Health Net in the course of performing the Services that is not a Derivative Work.

15.2 Independent IP, Generally

(a) The Parties agree that:

(i) As between the Parties, each Party will have and retain all ownership of all right, title and interest, including Intellectual Property Rights, in and to its Independent IP, and will be entitled to seek Intellectual Property Rights protection for its Independent IP as it deems appropriate;

(ii) a Party will not submit patent applications or otherwise seek to file for or obtain Intellectual Property Rights protection with respect to or based upon the other Party's Independent IP without the other Party's prior written consent, which may be withheld at the other Party's sole discretion;

(iii) a Party will not be permitted to use the other Party's Independent IP except as otherwise expressly provided in this Agreement or in any other written agreement between the Parties;

(iv) EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS AGREEMENT OR IN ANY OTHER WRITTEN AGREEMENT BETWEEN THE PARTIES, ANY RIGHTS OF USE OF A PARTY'S INDEPENDENT IP GRANTED IN THIS AGREEMENT ARE GRANTED ON AN 'AS-IS, WHERE-IS' BASIS WITHOUT EXPRESS OR IMPLIED WARRANTIES OF ANY KIND; and

(v) If Health Net provides any of its Independent IP to Supplier for use in rendering the Services, Health Net hereby grants to Supplier a nonexclusive, non-transferable, worldwide, fully paid-up right and license during the Term and any Disengagement Period to Use such Independent IP solely to perform the Services, with the right to sublicense Approved Subcontractors to do the same on Supplier's behalf, subject to any limitations or restrictions set forth in agreements between Health Net (or its Affiliate) and third party licensors of the Health Independent IP that are disclosed in writing, in advance by Health Net to Supplier. Supplier may not Use Health Net's Independent IP for the benefit of any entities other than Health Net and Health Net's Affiliates (and their respective Service Recipients under this Agreement) without the prior written consent of Health Net, which may be granted or withheld in Health Net's discretion.

15.3 Rights in Deliverables

(a) "***Deliverable***" means any material that is produced by Supplier Personnel specifically for Health Net (or another Service Recipient) in the course of performing Services and is either (i) listed or described in an SOW (or Work Order, Project plan or any other document signed or agreed to in writing by the Parties) as a Deliverable, or (ii) actually delivered or otherwise required to be delivered to Health Net (or another Service Recipient) as an intended output of the Services. A Deliverable may be a one-off material resulting from performance of Project Services (*e.g.*, a Software application) or, alternatively, a recurring form of material resulting from performance of BPaaS Services (*e.g.*, a document containing processed Health Net Data or a periodic operational or management report).

(b) "***Software Deliverable***" means any Deliverable that is (or contains) Software.

(c) Except as otherwise expressly provided in a subsequent written agreement between the Parties, the Parties' respective Intellectual Property Rights in Deliverables shall be as follows:

(i) If the Deliverable is developed as part of an Accelerated Project, a BPaaS Roadmap Project a BPaaS Non-Discretionary Project, or any other type of Project under this Agreement that is not a BPaaS Discretionary Project, Supplier will be the owner of the Deliverable, and Supplier hereby grants to Health Net, during the Term and any Disengagement Period, a nonexclusive, world-wide, fully paid-up, non-transferable (except as part of a permitted assignment pursuant to Section 27.1 (Binding Nature and Assignment)) right and license for Health Net (or its Affiliate or another Service Recipient) to Use (or have Used on its behalf) the Deliverable solely in connection with Health Net's (or its Affiliate's or such other Service Recipient's) receipt and use of the BPaaS Services, subject to any additional limitations that may be set forth in a written agreement between the Parties. Health Net license rights with respect to Software Deliverables owned by Supplier (including those developed as part of an Accelerated Project, a BPaaS Roadmap Project or a BPaaS Non-Discretionary Project) following the Term and any Disengagement Period shall be pursuant to the terms of Section 12.3 (Health Net Rights to Use Certain Software) of this Agreement and Section 4 of the BPaaS Supplemental Terms and Conditions for BPaaS Services.

(ii) If the Deliverable is developed as part of a BPaaS Discretionary Project and consists solely of New Work (or does not contain any Independent IP of Supplier or a third party who has licensed Independent IP to Supplier), the Deliverable and all Intellectual Property Rights in and to the Deliverable will be owned by Health Net from the moment it is created, and the Deliverable will be deemed to be a 'work made for hire' for Health Net under applicable copyright Laws. To the extent that title and ownership rights in the Deliverable may not originally vest in Health Net as contemplated herein, Supplier hereby irrevocably assigns, transfers and conveys to Health Net all such right, title and interest without further consideration. Supplier agrees to execute such other documents or take such other actions as Health Net may reasonably request to file, record, perfect, and enforce Health Net's Intellectual Property Rights in and to the Deliverable, as set forth herein, including obtaining any necessary assignments, consents, or waivers from individual authors, creators, or inventors.

(iii) If the Deliverable is developed as part of a BPaaS Discretionary Project and does contain some Independent IP of Supplier, Supplier will be the owner of the Deliverable (including any New Work incorporated into the Deliverable), and Supplier hereby grants to Health Net a nonexclusive, perpetual, irrevocable, fully paid-up, world-wide, transferable and sub-licensable (through multiple levels of sub-licensees) right and license to Use (or have Used on its behalf) such Deliverable, including the Supplier Independent IP incorporated in such Deliverable, including for the creation and use of Derivative Works, without any further consideration or duty of accounting to Supplier or any third party (a "***Deliverables License***") provided, however, that if such Supplier Independent IP comprises Software, in no event shall such Supplier Independent IP be unbundled or separated from the applicable Deliverable or used as a stand-alone product or development tool. In addition, unless and except as expressly provided in the proviso contained in the following sentence or as Health Net otherwise expressly

agrees in a written agreement with Supplier, Supplier shall be restricted to using such Deliverable solely to provide the Services under this Agreement (each such Deliverable, a "***Restricted Use Deliverable***"). Health Net shall be obligated to compensate Supplier separately for providing ongoing maintenance and support services for any Restricted Use Deliverable, in a per annum amount equal to fifteen percent (15%) of Supplier's charges to Health Net for developing the Restricted Use Deliverable, or such other amount as may be agreed in writing between the Parties; **provided, however,** that Health Net shall have the right to provide written notice to Supplier at any time that Health Net no longer requires that such Deliverable be a Restricted Use Deliverable, in which event Supplier shall thereafter provide maintenance and support for such Restricted Use Deliverable at no additional charge to Health Net for the remainder of the Term and any Disengagement Period.

(d) Any representations and warranties of Supplier that are applicable to a Deliverable shall apply equally to any Independent IP of Supplier or a third party incorporated into such Deliverable.

(e) If the Deliverable is owned by Health Net or is a Restricted Use Deliverable, Supplier will mark the Deliverable with such proprietary rights and confidentiality legend(s) as Supplier may be reasonably instructed by Health Net to use.

(f) If Supplier desires to use any Deliverable that is owned by Health Net or is a Restricted Use Deliverable, or a Derivative Work of thereof, in connection with providing services to another customer, Supplier shall notify Health Net of its proposal. If Health Net consents to Supplier's proposed use of such Deliverable, Supplier may use such Deliverable to perform services for other customers in the manner and on the terms and conditions set forth in Health Net's written consent.

15.4 Incorporation of Third-Party Independent IP in a Deliverable

(a) Supplier Personnel shall not incorporate any Independent IP of a third party into a Deliverable without first notifying Health Net of its nature and obtaining Health Net's written consent to do so unless Supplier has all necessary rights to grant Health Net a Deliverables License in and to such third party Independent IP as set forth herein. If Supplier does not have all such rights (or if Supplier is unwilling to grant Health Net a Deliverables License in and to such Supplier Independent IP), then prior to incorporating the third party Independent IP into the Deliverable, Supplier shall enter into with Health Net, or procure for Health Net or assist Health Net in procuring, a license to Use the incorporated third party Independent IP on terms that are acceptable to Health Net.

(b) If Supplier incorporates any Independent IP of a third party into a Deliverable without first notifying Health Net of its nature and obtaining for Health Net, or confirming that Health Net has obtained, the necessary rights of use as provided in Section 15.4(a), such failure shall constitute a breach of this Agreement. In such event, by way of endeavoring to mitigate Health Net's damages resulting from the failure, Supplier shall, at Supplier's cost and expense: (i) use all Commercially Reasonable Efforts to promptly secure for Health Net a license comparable to a Deliverables License for the incorporated third party Independent IP, or (ii) if this cannot be accomplished on commercially reasonable terms with Commercially Reasonable Efforts, replace or modify the Deliverable to remove the incorporated third party Independent IP without degrading the functionality or

performance of the Deliverable and without adversely affecting Supplier's performance of the Services, and Supplier shall bear any costs of implementing the replaced or modified Deliverable.

15.5 Work Products

(a) "***Work Product***" means any material produced by Supplier Personnel in the course of performing the Services that is not a Deliverable.

(b) Supplier will own all Intellectual Property Rights in and to all Work Products; provided, however, that if a Work Product contains any Health Net Data or other Health Net material, Health Net will retain all of its Intellectual Property Rights in and to such Health Net material (and Derivative Works thereof) contained in the Work Product. Health Net hereby grants to Supplier a nonexclusive, non-transferable, worldwide, fully paid-up right and license during the Term and any Disengagement Period to Use the subject Health Net materials solely to perform the Services, with the right to sublicense Approved Subcontractors to do the same on Supplier's behalf.

(c) If a Work Product is (or incorporates) Software, Health Net's rights with respect to such Software shall be as set forth in Section 12.3 (Health Net Rights to Certain Software).

(d) If a non-Software Work Product is necessary or useful for Health Net's (or another Service Recipient's) use of a Deliverable for its intended purpose or receipt and use of the Services, then, unless Health Net agrees to enter and does enter into another form of license with Supplier with respect to the Work Product, Supplier hereby grants to Health Net, during the Term and any Disengagement Period, a nonexclusive, world-wide, fully paid-up, non-transferable (except as part of a permitted assignment pursuant to Section 27.1 (Binding Nature and Assignment)) right and license for Health Net or another Service Recipient to Use (or have Used on its behalf) the Work Product as necessary or useful for Health Net's (or such other Service Recipient's) use of the Deliverable or receipt and use of the Services.

15.6 Delivery of Deliverables and Other Materials

Upon expiration or termination of this Agreement or any SOW or Services, to the extent Supplier has not already done so, Supplier will turn over to Health Net all Deliverables and other materials owned by Health Net or to which Health Net has been granted (or is to be granted) license rights pursuant to this Agreement.

15.7 Use of Material Subject to Open Source Licenses

Without Health Net's prior written approval, which Health Net may grant or withhold in its sole discretion, no Deliverable will incorporate, link to or call upon any components subject to an Open Source License (including the GNU General Public License). The provisions of this Section 15.7 (Use of Material Subject to Open Source Licenses) shall not apply to any Deliverable that forms part of the ABS Platform.

15.8 Intellectual Property Rights Agreements with Supplier Personnel

Supplier is responsible for having in place with all Supplier Personnel (either directly or indirectly through their respective employers) such agreements respecting Intellectual Property Rights as are necessary for Supplier to fulfill its obligations under this Section 15 (Intellectual Property Rights).

15.9 Bankruptcy

All licenses and rights of Use granted under or pursuant to this Agreement shall be deemed to be, for the purposes of Section 365(n) of the United States Bankruptcy Code (the "***Bankruptcy Code***"), licenses to rights in "intellectual property" as defined under the Bankruptcy Code. Accordingly, the licensee of such rights shall retain and may fully exercise all of its rights and elections under the Bankruptcy Code. Upon the commencement of bankruptcy proceedings by or against either Party under the Bankruptcy Code, the other Party shall be entitled to retain all of its license rights and Use rights granted under this Agreement.

15.10 Mental Impressions

(a) "***Mental Impressions***" means general ideas, concepts, know-how and techniques relating to data processing and computer programming that are learned and retained in the unaided memory of a Party's and or any of its Affiliates' personnel involved in performance of this Agreement who have had access to Confidential Information or materials of the other Party and its Affiliates without deliberately memorizing them for purposes of reuse.

(b) Each Party and its Affiliates may use the Mental Impressions of their personnel in their business activities provided that in doing so they do not disclose Confidential Information of the other Party in violation of Section 21 (Confidentiality) or misappropriate or infringe the Intellectual Property Rights of the other Party, its Affiliates, or third parties who have licensed or provided materials to the other Party or its Affiliates.

16. TERMINATION

16.1 Termination By Health Net

(a) Termination for Cause. If Supplier (i) commits a material breach of this Agreement or any SOW and fails to cure such breach within thirty (30) days after receiving notice of the breach from Health Net, or (ii) commits multiple breaches of this Agreement or any SOW, whether material or non-material, that collectively constitute a material breach of a material provision of this Agreement or any Related SOW(s), (iii) fails to close on the transaction contemplated by the APA in breach thereof, or (iv) commits a material breach of its obligations under Section 3.6 of Schedule E (*Transitioned Employees*), then Health Net may, by giving written notice to Supplier, terminate this Agreement (in whole or in part) or any Related SOW(s) (in whole or in part) for cause as of a date specified in the notice of termination. Any termination by Health Net shall not constitute an election of remedies and shall be without prejudice as to Health Net's other rights and remedies under this Agreement or at law or in equity.

(b) Termination for Convenience. Health Net may terminate this Agreement (in whole or in part) or any SOW (in whole or in part) at any time for convenience (*i.e.*, for any reason or no reason) by giving Supplier at least three (3) months' prior written notice specifying the terminated Services and designating the termination date.

(c) Termination for Certain Service Level Failures. If (i) the amount of Service Level Credits (excluding those associated with Non-BPaaS IT Services) that Supplier is obligated to credit to Health Net equals the entire BPaaS Amount at Risk for *** or more months in any rolling *** continuous month period, or (ii) the amount of Service Level Credits relating to the Non-BPaaS IT Services that Supplier is obligated to credit to Health Net equals the

entire Non-BPaaS Amount at Risk for *** or more months in any rolling *** continuous month period, then Health Net may, by giving notice to Supplier, terminate this Agreement (in whole or in part) or any Related SOW(s) (in whole or in part), as of a date specified in the notice of termination. The foregoing rights to terminate shall not be construed as precluding Health Net from claiming that any other Service Level Failure (or combination thereof) is a material breach of this Agreement and to exercise any available remedies in connection with such material breach.

(d) Termination Following a Change of Control of Health Net. "***Change of Control of Health Net***" means an announcement by Health Net (i) that any other entity, person or "group" (as such term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended) will acquire Control, of all or substantially all of the assets or customers, of Health Net (or any parent company of Health Net), whether directly or indirectly, in a single transaction or series of related transactions, or (ii) that Health Net (or any parent company of Health Net) will consolidate with, or be merged with or into, another entity, or will sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its assets or customers to another person(s) or entity(ies). At any time within one year after the effective date of the consummation of the transaction described in (i) or (ii) above, Health Net may terminate this Agreement (in whole or in part) or any Related SOW(s) (in whole or in part) by giving Supplier at least ninety (90) days prior written notice specifying the terminated Services and designating the termination date.

(e) Termination Following a Change of Control of Supplier. A "***Change of Control of Supplier***" means an announcement by Supplier (A) that any other entity, person or "group" (as such term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended) that is a health plan, or offers a health plan to its customers, will acquire Control, of all or substantially all of the assets, of Supplier (or any parent company of Supplier), whether directly or indirectly, in a single transaction or series of related transactions, or (B) that Supplier (or any parent company of Supplier) will consolidate with, or be merged with or into, another such entity, or will sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its assets to another such person(s) or entity(ies). At any time within *** after the effective date of the consummation of the transaction described in subsections (i) or (ii) above, Health Net may terminate this Agreement (in whole) or in part (provided that such in part termination is limited to termination of all BPaaS Services or all Non-BPaaS IT Services) by giving Supplier at least ninety (90) days' prior written notice specifying the terminated Services and designating the termination date.

(f) Termination in the Event of a *Force Majeure*. Health Net may terminate this Agreement (in whole or in part) or any Related SOW(s) (in whole or in part) as provided in Section 24.3 (Force Majeure).

(g) Termination Due to Change in Law. Health Net may terminate this Agreement (in whole or in part) or any Related SOW(s) (in whole or in part) by giving Supplier at least ninety (90) days' prior written notice specifying the terminated Services and designating the termination date if a Law enacted after the Effective Date (i) precludes or substantially restricts Health Net from using or receiving Services or (ii) substantially increases Health Net's cost of using or receiving Services.

(h) [Reserved.]

(i) Termination Due To Adverse Changes in Supplier's Financial Circumstances. If an Adverse Change in Supplier's Financial Circumstances occurs then Health Net may terminate this Agreement by giving written notice to Supplier designating the termination date. Supplier shall notify Health Net as soon as possible after becoming aware of an actual or likely Adverse Change in Supplier's Financial Circumstances. Supplier shall (i) endeavor to certify to Health Net at least annually, and (ii) otherwise certify within ten (10) days of a request by Health Net, that an Adverse Change in Supplier's Financial Circumstances has not occurred as of the date of certification or, to the best of Supplier's knowledge, is not likely to occur within twenty (24) months after the date of certification.

(j) Termination Relating to Customer Consents or Regulatory Approval. Health Net may terminate this Agreement (in whole or in part) or any SOW (in whole or in part), as provided in Section 4.3 (Regulatory and Customer Approvals).

(k) Termination if Supplier Becomes a Competitor of Health Net. If Supplier develops or acquires a business line or service offering that is a health plan or offers health plans to its customers and is competitive with Health Net's business, Health Net may terminate this Agreement (in whole or in part) or any SOW(s) (in whole or in part) by giving Supplier at least ninety (90) days' prior written notice specifying the terminated Services and designating the termination date; provided however, that this Section 16.1(k) shall not be considered to apply to Supplier's provision of Services to a third party that competes with Health Net's business.

(l) Termination Relating to Supplier's Liability Cap. If Supplier owes or has paid to Health Net damages in an amount greater than *** of the Liability Cap evidenced by one or more of the following:

(i) an agreement by Supplier that it owes Health Net such damages,

(ii) a settlement agreed to by the Parties, or

(iii) an order from a court of competent jurisdiction or an arbitration award,

and Supplier does not agree to refresh the Liability Cap to its original amount (i.e., meaning that none of such damages incurred prior to the date of Health Net's request for Supplier to refresh the Liability Cap shall, after such refresh, be considered to apply against the refreshed Liability Cap) within thirty (30) days after a Health Net written request to Supplier to refresh the Liability Cap, then Health Net may terminate this Agreement (in whole or in part) or any Related SOW(s) (in whole or in part) upon not less than thirty (30) days' prior written notice to Supplier.

(m) Termination Relating to Business Associate Agreement. Health Net may terminate this Agreement as provided in the Business Associate Agreement.

(n) Pre-BPaaS Services Commencement Date Termination. Health Net shall have the right to terminate this Agreement prior to the BPaaS Services Commencement Date by sending written notice to Supplier and paying to Supplier the Breakup Fee.

16.2 Termination Related Payments.

(a) Health Net and/or Supplier, as applicable, may exercise its rights to terminate under this Article 16 or Section 4.3(d)(iii) without charge, except that, subject to Section 16.2(a)(iii), on the effective date of any termination under this Article 16 or Section 4.3, Health Net shall pay to Supplier:

(i) the Break-Up Fee (and no other amounts) if the termination of the entire Agreement is prior to the BPaaS Services Commencement Date; or

(ii) the following if the termination is on or after the BPaaS Services Commencement Date:

(A) outstanding charges (if any) for all terminated Services completed in accordance with the Agreement through to the effective date of termination (including for work in progress);

(B) the applicable termination fee calculated pursuant to Section 18 of Schedule C (*Charges*); and

(C) any due and unpaid payments relating to the applicable Minimum Revenue Commitment fee through to the effective date of termination, calculated pursuant to Section 17 of Schedule C (*Charges*);

provided that nothing set forth herein shall limit Health Net's right to dispute Charges under Section 10.7.

(iii) For any termination under Sections 16.1(a), 16.1(c), 16.1(l) or 16.1(m),

(A) Health Net shall have the right to offset against the amounts owed under Section 16.2(a)(ii)(A), any damages that can be reasonably quantified as having been incurred by Health Net and arising directly out of the event(s) giving rise to the termination; and

(B) Health Net shall pay any remaining amounts owed to Supplier (if any) under Section 16.2(a) concurrently with the final resolution of Health Net's underlying damage(s) claims, rather than on the effective date of termination.

(b) Nothing set forth in this Section 16.2 shall limit Health Net's right to make a claim for damages or to exercise any other remedies available under this Agreement, at law or at in equity.

(c) Termination Not Supported By Competent Authority. If a purported termination by Health Net under any of Sections 16.1(a) or 16.1(c) – 16.1(n) is found by a competent authority not to be a proper termination under such section, then such termination will be deemed to be a termination for convenience by Health Net under Section 16.1(b).

16.3 Termination By Supplier

If Health Net fails to pay Supplier when due material undisputed charges totaling at least *** *** Charges under this Agreement, and fails to make such payment within sixty (60) days after the date Health Net receives notice of non-payment from Supplier, then Supplier may terminate this Agreement by sending written notice to Health Net, in which event this Agreement shall terminate as of the date specified in the notice of termination. Following Supplier's termination pursuant to this Section 16.3 (Termination By Supplier), Health Net shall pay to Supplier all fees and charges set forth in Section 16.2(a)(ii).

16.4 Extension of Termination/Expiration Date

Health Net may extend the effective date of any termination/expiration of this Agreement or a SOW one or more times as it elects in its discretion. However, the total of all such extensions for any single termination/expiration may not exceed one hundred eighty (180) days following the effective date of termination/expiration in place immediately prior to the initial extension under this Section 16.4. If any extension notice provided to Supplier within thirty (30) days of the then-scheduled date of termination/expiration would cause Supplier to incur Out-of-Pocket Expenses, Supplier may so notify Health Net. In that case, the extension will be subject to Health Net agreeing to reimburse Supplier for its Out-of-Pocket Expenses incurred as a result of the extension notice being provided within thirty (30) days of the then-scheduled date of termination/expiration. If Supplier terminated pursuant to Section 16.3 (Termination By Supplier), then Health Net will pay for any such extension Services thirty (30) days in advance based on projected usage, with the following month's invoice showing a true up or true down to account for actuals.

16.5 Partial Termination

(a) Partial Terminations by Health Net. With respect to any partial terminations described herein, included those set forth in this Article 16 or Section 4.3, Health Net may only terminate by Line of Business or by Service Tower. All other purported partial terminations hereunder will be considered a reduction in Services unless otherwise agreed to by the Parties.

(b) If this Agreement or any SOW is terminated in part:

(i) the portions of this Agreement (or the applicable SOW) not terminated will continue in force according to the terms of this Agreement and the applicable SOW;

(ii) if this Agreement (or the applicable SOW) does not otherwise specify the basis for determining Supplier's charges for the continuing Services that are not terminated, the charges payable under this Agreement (or the applicable SOW) will be equitably adjusted to reflect the Services that have been terminated, taking into account any increased per-unit charges for remaining Services;

(iii) the amounts (if any) payable by Health Net pursuant to Section 16.2 in respect of such termination will be, where applicable, equitably adjusted to reflect the portion of the Services being terminated and any changes in Supplier's costs; and

(iv) the Agreement documents specifying the termination-related payments for which Health Net is responsible will be revised to reflect the amounts paid by Health Net pursuant to Section 16.2.

(c) For clarity, Health Net's reduction in volume of a particular Service (*e.g.*, a reduction in the number of Claims or Members) shall not constitute a termination in part pursuant to Section 16.1 unless Health Net provides written notice to Supplier terminating this Agreement in part or an SOW in part pursuant to Section 16.1.

16.6 Disengagement Assistance

(a) General.

(i) During each Disengagement Assistance Period, Supplier shall provide Disengagement Assistance to Health Net, or at Health Net's request to Health Net's designee. For the avoidance of doubt, there may be more than one Disengagement Assistance Period for any Affected Services.

(ii) The Parties further agree that:

(A) Health Net's request for (and Supplier's provision of) Disengagement Assistance may be in the context of any reduction or removal of a portion of the Services (or volumes of Services) or Functions that is in accordance with this Agreement or any SOW, although this Agreement or the applicable SOW is not itself expiring or being terminated; and

(B) Disengagement Services provided by Supplier shall be subject to the other applicable provisions of this Agreement.

(b) Except as may be permitted by Section 16.6(c), the quality of Services (including the Affected Services) provided by Supplier, and Supplier's performance of the Services, will not be materially degraded during the period Supplier is providing Disengagement Assistance. Supplier shall not (i) make any changes to the number of the Supplier Personnel providing the Services during the applicable Disengagement Assistance Period, or (ii) reassign any Supplier Personnel away from performing Services under this Agreement during the applicable Disengagement Assistance Period, in each case except as otherwise permitted by this Agreement or set forth in any disengagement plan mutually agreed to by the Parties.

(c) Except to the extent permitted by this Section 16.6(c), Supplier shall provide Disengagement Assistance utilizing Supplier Personnel then being regularly utilized to provide the Services ("***Existing Supplier Personnel***").

(i) If Supplier believes in good faith that providing Disengagement Assistance utilizing Existing Supplier Personnel will prevent Supplier from meeting the Service Levels or otherwise complying with other obligations under this Agreement, Supplier shall provide written notice to such effect to Health Net, describing the circumstances in which the provision of such Disengagement Assistance by some or all Existing Supplier Personnel would prevent Supplier from meeting Service Levels or comply with its obligations under this Agreement.

(ii) Upon receipt of such notice, Health Net may (in its sole discretion), elect to either:

(A) Permit Supplier to utilize personnel in addition to the Existing Supplier Personnel to provide the Disengagement Assistance, or

(B) Waive the Service Level Credits and any other remedy for failure to meet the applicable Service Levels and other affected obligations of Supplier, in which case Supplier shall only utilize the Existing Supplier Personnel to provide the Disengagement Assistance, and shall nonetheless use good faith efforts to continue to meet the Service Levels and perform in accordance with its obligations under this Agreement.

(d) Charges for Disengagement Assistance. Charges for Disengagement Services shall be as follows:

(i) For Disengagement Assistance for which there is a predetermined charge in Schedule C (*Charges*)(*e.g.*, a charge to maintain and support a server), such pre-determined charge in the applicable SOW shall apply.

(ii) For Disengagement Assistance for which (1) there are no predetermined charges in Schedule C (*Charges*) (*i.e.*, for assistance that is not part of the routine Services) and (2) Supplier is permitted under Section 16.6(c) to utilize (and does in fact utilize) personnel in addition to the Existing Supplier Personnel to provide such Disengagement Assistance, then the Services performed by such additional Supplier Personnel will be chargeable on a time and material basis pursuant to Section 16.1(b) of Schedule C (*Charges*).

(iii) If Supplier terminates for non-payment by Health Net under Section 16.3, Supplier shall have the right to request payment of the charges for the Disengagement Assistance monthly, in advance.

16.7 Survival

Any provision of this Agreement that contemplates or governs performance or observance subsequent to termination or expiration of this Agreement will survive the expiration or termination of this Agreement for any reason, including the following Sections:

(a) Article 2 (Definitions);

(b) Article 10 (Invoicing and Payment);

(c) Section 12.3 (Health Net Rights to Certain Software);

(d) Article 15 (Intellectual Property Rights);

(e) Section 16.6 (Disengagement Assistance);

(f) Section 18.6 (Records Retention);

(g) Section 19.4 (Deliverable);

(h) Section 19.7 (Non-Infringement);

(i) Section 19.9 (Disabling Code);

(j) Article 21 (Confidentiality);

(k) Article 23 (Indemnification);

(l) Article 24 (Liability);

(m) Article 25 (Rules of Construction);

(n) Section Sections 4 and 5 of Annex 1 (*Supplemental Terms and Conditions for BPaaS Services*); and

(o) Software Escrow Agreement.

16.8 Bid Assistance

(a) In the process of deciding whether to undertake or allow any cessation of Services, or any termination, expiration or renewal of this Agreement (or a SOW), in whole or in part, Health Net may consider or seek offers for performance of services similar to the Services. As and when reasonably requested by Health Net for use in any such process, Supplier will provide to Health Net such information and other cooperation regarding performance of the Services as would be reasonably necessary to enable Health Net to prepare a request for proposal relating to some or all of such services, and for a third party to conduct due diligence and prepare an informed, non-qualified offer for such services.

(b) Without limiting the generality of Section 16.8(a), the types of information and level of cooperation to be provided by Supplier pursuant to this Section 16.8 will be no less than those initially provided by Health Net to Supplier prior to the Effective Date, and shall include the following information which Health Net may distribute to third-party bidders in a request for proposal(s), request for information, specification, or any other solicitation relating to the Services and as necessary to support any related due diligence activities:

(i) General organization charts showing the overall structure of Supplier's organization supporting Health Net, and a description of the roles and responsibilities of the various functions described in such organization charts;

(ii) General organization charts showing the overall structure of the organization supporting the Services and a description of the roles and responsibilities of the various Functions described in such organization charts;

(iii) The number of personnel at each location used to provide Services classified by job title, skill level, and experience;

(iv) Generic descriptions of the functions and classifications of the personnel used to provide the Services;

(v) New training materials, policies and procedures, work instructions, and other written Deliverables created as a result of the Services;

(vi) First order descriptions of Health Net's IT infrastructure environment, including a listing of major infrastructure components and locations;

(vii) Up-to-date Service Level performance histories, asset inventories (including Equipment and Software) with current book values, third party contracts, and (where possible) then-current work volumes and general information relating to projects underway; and

(viii) Detailed network topographies.

17. GOVERNANCE AND MANAGEMENT

17.1 Contract Governance Structure and Processes

(a) Supplier acknowledges that it is a key business requirement of Health Net that Supplier provide the Services in a consistent, integrated manner. Schedule G (*Governance*) describes the Contract Governance (as defined therein) and the related framework and processes to manage the relationship between the Parties and Supplier's performance under this Agreement.

(b) Notwithstanding anything set forth in this Agreement to the contrary, any term in this Agreement that states that a matter shall be referred to or resolved in accordance with Schedule G (Governance) shall not affect either Party's right to escalate such matter to the dispute resolution provisions in Article 26.

17.2 Procedures Manual

(a) The "***Procedures Manual***" is a document (or set of documents) to be prepared by Supplier describing how Supplier will perform and deliver the Services under this Agreement, the Equipment and Software used, and the documentation (*e.g.*, operations manuals, user guides, specifications) that provide further details of the activities. The Procedures Manual will:

(i) describe the activities Supplier shall undertake in order to provide the Services, including those direction, supervision, monitoring, staffing, reporting, planning and oversight activities normally undertaken to provide services of the type Supplier is to provide under this Agreement;

(ii) include Supplier's escalation procedures and the other standards and procedures of Supplier pertinent to Health Net's interactions with Supplier in obtaining the Services; and

(iii) include such other information as would be reasonably necessary to an Auditor when performing audits as permitted by this Agreement.

The Procedures Manual shall describe the aforementioned information in sufficient detail so as to permit a reader to understand how the Services are being provided. The table of contents for the Procedures Manual is set forth in Schedule S (*Procedures Manual TOC*).

(b) Working in consultation with Health Net, Supplier will deliver to Health Net a detailed outline of the Procedures Manual describing the Services to be transitioned from Health

Net to Supplier within ninety (90) days after the Effective Date. Health Net may review the draft Procedures Manual to confirm that it is sufficiently comprehensive to enable Health Net to understand how the Services are being provided. In the event Health Net identifies any deficiencies, Supplier will address such deficiencies and will finalize the Procedures Manual with respect to each wave, within one hundred eighty (180) days after the occurrence of such wave. The final Procedures Manual will be subject to the approval of Health Net for the limited purposes described above.

(c) The Procedures Manual will be considered an operational document, which Supplier shall revise and periodically update to reflect changes in the operations or procedures described in it. Updates of the Procedures Manual will be provided to Health Net for review, comment and approval, which approval shall be for the limited purposes described in Section 17.2(b).

(d) Supplier will perform the Services in accordance with the most recent Procedures Manual. In the event of a conflict between the provisions of this Agreement and the Procedures Manual, the provisions of this Agreement will control.

(e) Notwithstanding anything to the contrary in Article 15 (Intellectual Property Rights), Health Net and its Affiliates may retain and Use the Procedures Manual in their businesses and for their benefit both during the Term and following the expiration or termination of this Agreement for any reason. Subject to appropriate non-disclosure agreements for the limited purpose of protecting any Independent IP of Supplier incorporated into the Procedures Manual, Health Net and its Affiliates may permit any of their other service providers to use the Procedures Manual during and after the Term, but solely in connection with their provision of services for Health Net and its Affiliates.

17.3 Technology Plans

Supplier will update Health Net's annual technology plan in accordance with the provisions of this Section 17.3 (*Technology Plan*) (the *"**Technology Plan**"*). Each Technology Plan updated by Supplier will include a review and assessment of the immediately preceding Technology Plan. The Technology Plan will consist of a three-year plan and an annual implementation plan as described below.

(a) Contents of the Technology Plan.

(i) The Technology Plan will include a comprehensive assessment and strategic analysis of Health Net's then-current technology environments that are in-scope hereunder for the next three (3) years, including an assessment of the appropriate direction for Health Net's systems and services in light of Health Net's business priorities and strategies and competitive market forces (to the extent such business information is available or provided to Supplier). The Technology Plan will include a specific identification of proposed Software and Equipment strategies and direction, a cost projection, a costs-vs.-benefits analysis of any proposed Changes, a description of the types of personnel skills and abilities needed to respond to any recommended Changes or upgrades in technology, a general plan and a projected time schedule for developing and achieving the recommendations made, and references to appropriate operating platforms that support Service Level requirements, exploit industry trends in production capabilities and provide potential price-performance improvement opportunities.

(ii) As necessary to support the overall objectives and directions of the three (3)-year plan, the annual implementation plan will provide specific guidance as to the information services requirements, projects and plans for the upcoming year, including details on operations, maintenance backlog and development activities. The annual implementation plan will include a summary review of Supplier's performance of the Services in the year then concluding, and will provide updates and revisions of the long-term plan as appropriate. Supplier will prepare an annual implementation plan for each year of the Term.

(b) Process for Developing the Technology Plan.

(i) As part of the process of preparing the annual implementation plan, (A) Health Net will inform Supplier of its strategic direction, (B) the Parties will mutually agree on the content of the Technology Plan, and (C) the Parties will review the overall operation of this Agreement to ensure that the Services continue to be aligned with Health Net's strategic business and IT requirements.

(ii) Supplier will submit for Health Net's review and approval a draft Technology Plan that reflects the content agreed to pursuant to Section 17.3(b)(i). Supplier will submit the final Technology Plan to Health Net within fifteen (15) days after receiving Health Net's comments on the draft. Supplier will submit the draft of the Technology Plan within nine (9) months after the Effective Date.

The schedule for developing and delivering each Technology Plan will be coordinated to support Health Net's annual business planning cycle. Supplier will update the Technology Plan during the year as necessary to reflect changes to Health Net's and its Affiliates' businesses that materially affect the validity of the then-current Technology Plan. Supplier will recommend modifications to the Technology Plan as it deems appropriate, and will revise the Technology Plan as requested or approved by Health Net.

17.4 Action Plans and Step In Rights

(a) Triggers for an Action Plan. If Supplier fails to perform any material or critically important Function or material portion thereof for which it is responsible in accordance with the requirements of this Agreement or the applicable SOW, Supplier shall perform a root cause analysis to determine the underlying cause of such failure to perform, and Health Net may request an action plan from Supplier (the "***Action Plan***"). If Health Net requests an Action Plan, Supplier will prepare and deliver, at Supplier's expense an Action Plan for Health Net's review and approval within five (5) business days after receiving the request, unless a communication from a Regulator requires an earlier date, in which case Supplier will use its best efforts to accelerate the production of the plan.

(b) Contents of Action Plan. Each Action Plan must be submitted using a Health Net-provided corrective action plan template (or other Health Net-approved format). Each Action Plan must specify in detail reasonably satisfactory to Health Net:

(i) a description of the problem or problems (each, an "Underlying Problem") or the process for identifying the Underlying Problem(s) that caused the failure that lead to Health Net's request for an Action Plan;

(ii) where remedy of the Underlying Problem is possible, the actions that will be implemented by Supplier to effect that remedy;

(iii) the actions that will be implemented by Supplier to prevent the same or a substantially similar Underlying Problem from occurring in the future;

(iv) a timeline for the implementation of the Action Plan; and

(v) any other content that may reasonably be requested by Health Net.

(c) Health Net's Response to Draft Action Plan.

(i) After receiving the draft Action Plan, Health Net may give Supplier notice that it approves the draft Action Plan or comment on the draft Action Plan, in which case Supplier must (i) at the reasonable request of Health Net, meet at Supplier's sole expense to discuss Health Net's comments; and (ii) within two (2) Business Days (or such longer period as Health Net may set in writing) after the meeting, or receipt of Health Net's comments where no meeting is required by Health Net (unless as otherwise agreed by the Parties), prepare at Supplier's sole expense a revised Action Plan addressing Health Net's comments and submit it to Health Net for its approval.

(ii) This Section 17.4(c) applies to any proposed Action Plan until it has been approved by Health Net.

(d) Implementation of Action Plan. Supplier will only implement an Action Plan if Health Net has approved it and in the form approved by Health Net.

(e) Exercise of Step In Rights.

(i) In the event:

(A) Supplier fails to comply in a timely manner with Supplier's obligations regarding the creation or implementation of an Action Plan, or

(B) the implementation of the Action Plan does not and will not (within a reasonable period of time) result in the resolution of the Underlying Problem and the prevention of the same or a substantially similar Underlying Problem from occurring in the future; or

(C) an event (or multiple events) has occurred that Health Net reasonably believes could lead to the right for Health Net to terminate the Agreement (in whole or in part) or any SOW (in whole or in part), then

Health Net may by giving written notice to Supplier have Health Net personnel and/or contractors retained by Health Network along-side Supplier personnel to assist Supplier in resolving the Underlying Problem and preventing its recurrence (a "***Step In***"). Health Net's Step In rights shall include the right to access the Health Net Colocation Space and Supplier shall facilitate such access with the Colocation Providers.

(ii) If Health Net Steps In, Supplier must cooperate fully with Health Net and its personnel and will provide, at no additional charge to Health Net, all assistance reasonably required by Health Net as soon as possible, including providing all reasonable access to Supplier Personnel and all relevant Equipment, premises and Software under Supplier's control to facilitate the purpose of the Step In.

(iii) Health Net's right to Step In will end when Supplier demonstrates to Health Net's reasonable satisfaction that Supplier has resolved the Underlying Problem and Supplier is capable of providing the affected Service in accordance with the requirements of this Agreement and the affected SOW.

(iv) Supplier must reimburse Health Net for its out-of-pocket expenses incurred by Health Net in the event Health Net exercises its right to Step In for up to *** months.

(v) For the avoidance of doubt, Health Net's election to Step In:

(A) does not act to relieve Supplier of its obligations under this Agreement; and

(B) shall not be construed as limiting any rights and remedies Health Net may have under this Agreement, or at law or equity, in connection with any Underlying Problem, the resulting failure(s) by Supplier to perform in accordance with the Agreement.

17.5 Change Control

(a) "***Change***" means any addition to, modification or removal of any aspect of the Services "***Change Control Process***" means the written procedure set forth in Schedule H (*Change Control Process*) for considering, analyzing, approving and carrying out Changes, which is designed to ensure that only desirable Changes are made and that Changes made by or on behalf of Supplier are carried out in a controlled manner with minimal disruption to the Services and Service Recipients' business operations.

(b) Except as otherwise expressly provided in Schedule A (*Services*) or in an SOW, Health Net has retained responsibility for establishing the standards (including security standards) and strategic direction of Health Net (and its Affiliates) with respect to outsourcing.

(c) The Parties agree that a Change might not require changes to the Charges. Supplier shall not be entitled to request an additional charge for a Change unless, and then only to the extent that, (i) such Change (A) is either (1) not within the scope of the Services and is not otherwise Supplier's financial responsibility under this Agreement or (2) even if it is within such scope or financial responsibility and except as otherwise provided in Section 17.5(e), is a non-de minimus change requested by Health Net in the required manner or location of performance of the Services, and (B) would demonstrably increase Supplier's costs to implement the Change or to deliver the Services in accordance with such Change; and (ii) the additional charge requested by Supplier for such Change must be directly and reasonably related to the net additional costs incurred by Supplier arising out of the Change (after taking into account any reductions to Supplier's costs arising out of the Change). Supplier shall include in the applicable Change Order a proposal on how Charges for the affected Services will change.

(d) Supplier will not make any Changes, except in accordance with the Change Control Process and with Health Net's prior written approval; provided, however, that Supplier operational changes that do not fall within clauses (i), (ii) or (iii) and are not subject to other agreed restrictions shall not be subject to such approval. Health Net's approval of any Change may be withheld in its discretion for any Change that may reasonably be expected to do or result in any of the following in any non- de minimis way: (i) adversely affect the specifications, functionality, performance or resource efficiency of any Services; (ii) increase Health Net's internal costs, Supplier's charges to Health Net under this Agreement or charges by other Health Net suppliers to Health Net; (iii) disrupt or adversely affect any of Health Net's or its Affiliates' business or operations; or (iv) discontinuing the use of the ABS platform or claim edit system (ihealth) to provide the Services. If Supplier implements any Change without securing Health Net's prior written approval via the Change Control Process, the Change will be deemed to be provided as part of the Services at no additional charge.

(e) With respect to any change in a Law or Health Net Policy (or any new Law or Health Net Policy) that either Party determines may require a potential Change to the Services:

(i) The Parties will mutually discuss the potential Change to the Services, and based on such discussions, Supplier shall provide a proposed Change Order addressing such Change, to reflect how the Services would be modified to be in compliance with such changed or new Law or Health Net Policy (as applicable).

(ii) With respect to any Change resulting from (x) a change in or a new Law, or (y) a change in or a new Health Net Policy (but only to the extent such change in or new Health Net Policy was required in order to comply with an existing Law or caused by a change in or a new Law):

(A) Supplier shall use Commercially Reasonable Efforts to implement the Change sufficiently in advance of the effective date of compliance with such changed or new Law such that Health Net has a reasonable amount of time to perform testing of any of Health Net's equipment, systems, processes or other items that may be impacted by such Change; and

(B) Supplier shall have financial responsibility for any such Change, except to the extent that Health Net is financially responsible as expressly set forth in Section 13 of Schedule C (Charges).

(f) If an approved Change would result in:

(i) New Services or a change to an existing SOW, then (unless otherwise agreed by Health Net to be documented in a Change Notice) the Change must be authorized via, as applicable, a Future SOW pursuant to Section 3.7 or an amendment or modification to an existing SOW made pursuant to Section 25.3 (*Contract Amendments and Modifications*) or documentation resulting from agreeing to such Change pursuant to the Change Control Procedure; or

(ii) A change to any other terms of this Agreement, the Change must be authorized via a contract amendment or modification made pursuant to Section 25.3 (*Contract Amendments and Modifications*).

18. AUDITS AND RECORDS

18.1 Audit Rights

(a) Health Net and its agents, auditors (internal and external), Regulators, Health Net customers, provider groups and hospitals (and their respective auditors), and other representatives as Health Net may designate (collectively, "***Auditors***") will have the right to reasonably inspect, examine and audit those portions of the systems, records (including financial records), facilities, data, practices and procedures of Supplier and its Subcontractors that are used in rendering the Services or pertain to the Services (collectively, "***Audits***") for any of the following purposes:

(i) to verify the accuracy of Supplier's invoices;

(ii) to verify the integrity of those elements of Health Net's corporate control processes that are performed by Supplier, in order to permit Health Net's management and independent auditors to make certifications required by the securities or other Laws of any country;

(iii) to verify the integrity of Health Net Data and Supplier's compliance with the data privacy, data protection, confidentiality and security requirements of this Agreement;

(iv) to examine Supplier's performance of the Services and to verify Supplier's compliance with this Agreement, including (to the extent applicable to the Services and to the charges therefore), performing audits of:

(A) practices and procedures;

(B) systems, equipment, and Software;

(C) general controls and security practices and procedures;

(D) disaster recovery and back-up procedures;

(E) the validity of Supplier's charges, but Auditors shall not be given access to information concerning Supplier's costs except in relation to the following: (1) charges billed on a time and materials basis or using another form of 'price x quantity' charging model, (2) Supplier's proposed charges for Changes, and (3) invoiced charges for reimbursement of Out-of-Pocket Expenses;

(F) as necessary to enable Health Net to meet, or to confirm that Supplier is meeting, applicable regulatory and other legal requirements; and

(G) Supplier's methodology and approach for estimating the charges for Projects;

(v) to satisfy the requirements of the Health Net audit committee and the requirements of Regulators (including with respect to the requirements of any corrective action plan);

(vi) to verify Health Net's compliance with applicable Laws and Health Net's agreements with customers and employer groups;

(vii) to verify Supplier's compliance with Section 9.5 (*Most Favored Customer*); and

(viii) to perform mock Audits.

(b) Health Net shall also have the right to retain a third party to perform Audits of Supplier's Service Level measurements, calculations and reporting, and to confirm statistically valid random sampling.

(c) All Audits shall be subject to the following limitations:

(i) Audits will be conducted during Business Hours and upon reasonable advance notice to Supplier except in the case of Audits by Regulators, emergency or security Audits and Audits investigating claims of illegal behavior;

(ii) Health Net and its Auditors will comply with Supplier's reasonable security and confidentiality requirements, guidelines and other policies of Supplier when accessing facilities or other resources owned or controlled by Supplier with respect to the Audit;

(iii) Use of any third party auditor that is a Supplier Competitor, shall be subject to Supplier's prior written approval, such approval not to be unreasonably withheld or delayed;

(iv) Heath Net and its Auditor(s) must obtain Supplier's written approval prior to utilizing tools or utilities within Supplier's computer systems and network, and Supplier shall have the opportunity to thoroughly test such tools prior to granting such approval, such approval not to be unreasonably withheld or delayed.

(d) Supplier will cooperate with Health Net, its Regulators and its and their Auditors conducting Audits and provide such assistance as they reasonably require to carry out the Audits, including providing audit support as contemplated in any SOWs and providing knowledgeable staff to assist them in conducting Audits. Furthermore, Supplier will comply with Health Net's internal audit methodology, as it is provided to Supplier by Health Net. Subject to the foregoing, Auditors will be provided reasonable access to systems or Supplier facilities used in the performance of the Services, provided that the Auditors will not have access to any data of any customer of Supplier other than Health Net.

18.2 Supplier Audits

(a) Supplier will conduct its own audits pertaining to the Services consistent with the audit practices of well-managed companies that perform services similar to the Services. Without limiting the generality of the foregoing, Supplier will conduct the following audits upon Health Net's request (provided that Health Net shall not request any audit more frequently than annually) at each Supplier Facility and obtain the appropriate compliance certification:

(i) a security (including physical security) audit;

(ii) an audit of privacy practices as related to the Services;

(iii) a Statement on Standards for Attestation Engagements No. 16, Service Organization Control 2, Type 2 ("***SSAE 16***") audit as defined by the American Institute of Certified Public Accountants (or an equivalent ISAE 3402 Type 2 audit or an audit made pursuant to any other guidance that supersedes or replaces SSAE 16 SOC 1 and 2, Type 2). Supplier will provide copies of SSAE 16 or International Standard on Assurance Engagements 3402 ("***ISAE 3402***") audit reports for the Services. Supplier will provide such audit reports for the Term of this Agreement. The Audits will be conducted in accordance with third party auditor's control requirements and industry standards or guidelines. Such audits will be performed on a service or facility basis and not on a customer specific basis;

(iv) ISO 20000-1 audits (or similar audits based upon industry-recognized successor standards) to be performed by a reputable, independent third party auditor;

(v) a corporate-wide ISO 9001:2008 audit (or similar audit based upon an industry-recognized successor standard); and

(vi) an ISO 27001 audit; and

(vii) such other audits in order to verify compliance with the provisions of the Sarbanes-Oxley Act of 2002, as such Act may be amended from time to time.

(such audits referenced in this Section 18.2 collectively the "***Required Supplier Audits***"). Supplier's SSAE 16/ISAE 3402 audits will cover the time period on an overlapping six (6) month basis of each calendar year. Each calendar year, one of Supplier's SSAE 16/ISAE 3402 audits will cover a six (6) month period ending no later than two (2) months prior to the end of such calendar year, and no earlier than three (3) months prior to the end of such calendar year, with the related SSAE 16/ISAE 3402 report provided to Health Net within three (3) months after the end date of the period under audit.

(b) If Supplier receives a qualified opinion resulting from a Supplier Audit, Supplier will promptly remediate the audited services and provide Health Net with a supplemental audit report removing the qualification.

(c) As requested by Health Net for a Required Supplier Audit as of a date that is specified by Health Net in such request and that is within the period in which such Required Supplier Audit remains valid, Supplier shall provide Health Net with a "bring down" certification letter, signed by an appropriate Supplier employee, which certifies that such Required Supplier Audit remain materially accurate.

(d) Supplier shall make available promptly to Health Net (i) the results of any review or audit conducted by or for Supplier or its Affiliates relating to Supplier's operating practices or procedures, to the extent relevant to the Services or Health Net, and (ii) summaries of business continuity test results to the extent relevant to the Services or Health Net, which shall include frequency of the testing, that which was tested, and a summary of the outcome of those tests; and which shall be no less detailed than similar information that which Supplier provides to government or other customers similar to Health Net. In addition, Supplier will cause its account management team to maintain an awareness of any material issues that relate to Health Net and that are discovered by Supplier or its auditors (including

as part of any internal review or audit). If any such resulting review or audit report is relevant to Health Net, its Affiliates or other Service Recipients, Supplier will provide a copy of the audit report to Health Net and its independent auditors for review and comment as soon as reasonably possible, and in any event within thirty (30) days after completion of the audit report. Supplier will also provide information regarding its plans to correct, and will correct, any material errors or problems identified in the audit report.

18.3 Supplier's Internal Controls

(a) Supplier will develop and maintain internal control processes and controls that are designed to prevent and detect a material misstatement in financial information processed or generated by Supplier, as required to achieve and maintain compliance with the provisions of the Sarbanes-Oxley Act of 2002, as such Act may be amended from time to time.

(b) Supplier will permit Health Net access to Supplier's processes and controls relevant to the Services and provide such documentation as reasonably requested by Health Net to the extent reasonably necessary for Health Net to complete its internal control testing to satisfy the Sarbanes-Oxley Act of 2002.

18.4 Audit Follow-up

(a) Following an Audit or examination, Health Net may conduct, or request its external Auditors or examiners to conduct, an exit conference with Supplier to obtain factual concurrence with issues identified in the review. Supplier will make available promptly to Health Net the results of any review or audit conducted by Supplier and Supplier's Affiliates (including by internal audit staff or external auditors), or by inspectors, Regulators or other representatives, relating to Supplier's operating practices and procedures to the extent relevant to the Services or Health Net. Supplier shall comply with Health Net's internal audit methodology as Health Net makes it known to Supplier in order resolve any issues that arise from the audit.

(b) At Health Net's request, Supplier will meet with Health Net to review each audit report promptly after the issuance thereof and to mutually agree upon the appropriate manner, if any, in which to respond to the changes suggested by the audit report. Supplier and Health Net agree to develop operating procedures for the sharing of audit and regulatory findings and reports related to Supplier's operating practices and procedures produced by auditors or regulators of either Party. Supplier shall comply with Health Net's internal audit methodology as Health Net makes it known to Supplier.

18.5 Confidentiality of Audits

All Audit results and disclosed records of Supplier's performance of the Services will be treated as Supplier Confidential Information (except to the extent they contain Health Net Confidential Information or fall within an exception in Section 21.1(b)) and shall not be used for any purpose except to verify Supplier's compliance with its obligations under this Agreement and except that such results and records may be disclosed to Regulators in accordance with Section 21.2(d).

18.6 Records Retention

(a) In support of Health Net's Audit rights, Supplier will keep and maintain (i) financial records relating to this Agreement in accordance with generally accepted accounting principles applied on a consistent basis, (ii) records substantiating Supplier's invoices, (iii) records pertaining to Supplier's compliance with the Service Levels, including root cause

analyses, and (iv) such other operational records pertaining to performance of the Services as Supplier keeps in the ordinary course of its business.

(b) Supplier will retain such records and provide access to them upon request for Audits until the last to occur of the following: (i) ten (10) years after expiration or termination of this Agreement; (ii) all pending matters relating to this Agreement (including disputes) are closed; and (iii) the information is no longer required to meet the Health Net Policy on records retention. Before destroying or otherwise disposing of such records, Supplier will provide Health Net with sixty (60) days prior notice and offer Health Net the opportunity to recover the records or to request Supplier to deliver the records to Health Net, with Health Net paying Supplier's Out-of-Pocket Expenses.

(c) Supplier will cause any Subcontractor of Supplier under this Agreement to make such Subcontractor's books and records with respect to the Services available for inspection, examination and copying by the applicable Regulator and to retain such books and records in accordance with applicable Laws (*e.g.*, the California Knox-Keene Act requirements), which requirements shall be provided by Health Net to Supplier. In the event that Health Net or its Affiliates receives any notice that a Regulator requires such access to a Subcontractor's books and records, it will notify Supplier promptly to allow Supplier to notify the applicable Subcontractor, if not prohibited by Law. If Supplier or Subcontractor requests that any information disclosed to Regulators be given confidential treatment by the Regulator, Health Net or the applicable Affiliate will make such request, will cooperate reasonably with Supplier in communicating with the Regulator and will take all reasonable actions to obtain confidential treatment.

18.7 Financial Reports

At Health Net's request, Supplier will provide to Health Net copies of all publicly-available audited and unaudited financial statements of Supplier and its Controlling Affiliates.

18.8 Overcharges

(a) If as a result of an audit or otherwise it is determined that Supplier has overcharged Health Net, Supplier shall credit Health Net's account (or, at Health Net's option, pay Health Net directly) an amount equal to the overcharge plus interest at *** above the prime rate (as shown in The Wall Street Journal) calculated from the date the overcharge was paid by Health Net.

(b) If an audit of the charges discloses that Supplier's overcharges exceeded *** percent of the audited charges during the period audited, Supplier shall also reimburse Health Net for the reasonable cost of such audit.

19. REPRESENTATIONS, WARRANTIES AND COVENANTS OF SUPPLIER

19.1 Work Standards

Supplier covenants that the Services will be rendered with promptness and diligence and be executed in a professional and workmanlike manner in accordance with the practices and standards observed by the leading companies in Supplier's industry when performing similar services. Supplier covenants that it will use adequate numbers of qualified Supplier Personnel with suitable training, education, experience and skill to perform the Services in accordance with timing and other requirements of this Agreement.

19.2 Maintenance

Supplier represents, warrants and covenants that it will maintain the Equipment and Software for which it has operational responsibility or Financial Responsibility so they operate in accordance with their specifications, including (i) maintaining Equipment in good operating condition, subject to normal wear and tear; (ii) undertaking repairs and preventive maintenance on Equipment in accordance with the applicable Equipment manufacturer's recommendations; and (iii) performing Software maintenance in accordance with the applicable Software vendor's documentation and recommendations.

19.3 Efficiency and Cost-Effectiveness

Supplier covenants that it will use Commercially Reasonable Efforts to use efficiently the resources or services necessary to provide the Services. Supplier covenants that it will use Commercially Reasonable Efforts to perform the Services in a cost-effective manner consistent with the required level of quality and performance.

19.4 Deliverable

Supplier represents, warrants and covenants that each Deliverable produced by Supplier under this Agreement will not, during the Warranty Period, deviate in any material respect from the specifications and requirements for such Deliverable set forth or referred to in this Agreement (or a SOW, work order, service request, project plan or similar document developed pursuant to this Agreement). If Health Net notifies Supplier of a breach of the foregoing warranty within the Warranty Period, Supplier will promptly correct and redeliver the affected Deliverable at no additional charge to Health Net without delay. "***Warranty Period***" shall mean the period of time commencing on the date of delivery of the Deliverable to Health Net and continuing for ninety (90) days ; provided that with respect to Deliverables that are modifications or enhancements or additions to the Technology Platform, the Warranty Period shall be the period of time commencing on the earlier to occur of (i) the date of delivery of such Deliverable to Health Net, and (ii) use of such Deliverable to provide the Services, and continuing for the duration of the Term and all Disengagement Assistance Periods.

19.5 Documentation

Supplier represents, warrants and covenants that any Documentation developed for Health Net by or on behalf of Supplier under this Agreement, except portions of the Documentation provided by Health Net, will (a) accurately and with reasonable comprehensiveness describe the operation, functionality and use of the item described in such Documentation, and (b) for Application Software, accurately describe in terms understandable to a typical End User the functions and features of such item and the procedures for exercising such functions and features.

19.6 Compatibility

Supplier represents, warrants and covenants that, during the Warranty Period, Deliverables that are developed and that are intended to interact or otherwise work together as part of a functioning system, including with other technology components that exist at the time such Deliverables are created, will be compatible and will properly inter-operate and work together as components of an integrated system.

19.7 Non-Infringement

(a) Subject to Section19.7(b), Supplier represents, warrants and covenants that:

(i) Supplier will perform their responsibilities under this Agreement in a manner that does not infringe or constitute an infringement or misappropriation of any Intellectual Property Rights of any third party;

(ii) Supplier has all rights and licenses necessary to convey to Health Net (and to its Affiliates, where applicable) the ownership of or license rights to, as applicable, all Software, Work Product, Independent IP, and other items provided to Health Net by or on behalf of Supplier; and

(iii) no Software, Work Product, Independent IP, or other item used to provide the Services or otherwise provided to Health Net by or on behalf of Supplier, nor their use by Health Net or other Service Recipients in accordance with the applicable Documentation (if any), will infringe or constitute an infringement or misappropriation of any Intellectual Property Right of any third party.

(b) Supplier will not be considered in breach of the representations, warranties and covenants set forth in Section 19.7(a) to the extent (but only to the extent) that any claimed breach, infringement or misappropriation (if true) would be attributable to any of the following:

(i) Health Net's modification of an item provided by or on behalf of Supplier unless the modification was expressly authorized, approved or made by Supplier; or

(ii) Health Net's combination, operation or use of an item provided by or on behalf of Supplier with other specific items not furnished by, through or at the specification of Supplier or its Subcontractors; provided, however, that this exception will not be deemed to apply to the combination, operation or use of an item with other commercially available products that could reasonably have been anticipated by Supplier that Health Net would likely use in combination with the item provided by or on behalf of Supplier (e.g., the combination, operation or use of application Software provided by Supplier with a commercially available computer and operating systems Software not provided by Supplier); or

(iii) Any aspect of Health Net's Software, Documentation or data which existed prior to Supplier's performance of Services provided the claimed breach, infringement or misappropriation (if true) would not be attributable to any work performed by (or on behalf of) Supplier for Health Net or a Health Net Affiliate; or

(iv) Claims relating to the ABS Platform in respect of which Health Net is obligated to indemnify Supplier under the APA; or

(v) Any instruction, information, design or other materials furnished to Supplier hereunder by or on behalf of Health Net; or

(vi) Health Net's continuing the allegedly infringing activity after (A) being notified thereof, and (B) being provided with modifications that would have avoided the alleged infringement without adversely affecting Health Net's use of or the functionality of the applicable item or Health Net's receipt of the Services.

19.8 Viruses

"***Virus***" means (i) program code or programming instruction(s) or set(s) of instructions intentionally designed to disrupt, disable, harm, interfere with or otherwise adversely affect computer programs, data files or operations; or (ii) other code typically described as a virus, Trojan horse, worm, back door or other type of harmful code. Supplier covenants that Supplier Personnel will not knowingly introduce a Virus or allow a Virus to be introduced into Health Net's or any other Service Recipient's system or any system used to provide the Services. In addition, Supplier will use Commercially Reasonable Efforts to prevent Supplier Personnel from unknowingly introducing a Virus or allowing a Virus to be introduced into Health Net's or any other Service Recipient's system or any system used to provide the Services. If a Virus is found to have been introduced into Health Net's or other Service Recipients' systems or the systems used to provide the Services as a result of a breach of the foregoing representation, warranty and covenant, Supplier will use Commercially Reasonable Efforts at no additional charge to assist Health Net in eradicating the Virus and reversing its effects and, if the Virus causes a loss of data or operational efficiency, to assist Health Net in mitigating and reversing such losses.

19.9 Disabling Code

Supplier covenants that in the course of providing the Services it will not intentionally insert into Software or any systems used to provide the Services any code that would have the effect of disabling or otherwise shutting down all or any portion of the Services. With respect to any disabling code that was already part of Software or systems used to provide the Services, Supplier covenants that it will not intentionally invoke such disabling code or knowingly permit it to be invoked at any time without Health Net's prior written consent. For purposes of this covenant, programming errors will not be deemed disabling code to the extent Supplier can demonstrate that such errors were not made with the intention of disabling or otherwise shutting down all or any portion of Health Net's or any other Service Recipient's systems or any system used to provide the Services.

19.10 Date and Currency Compliance

Supplier represents, warrants and covenants to Health Net that the Services and any Deliverable provided by Supplier do and will, operate in a manner which prevents ambiguous or erroneous output with respect to all (a) date-related data and functions and (b) currency-related data and functions.

19.11 Corporate Social Responsibility

Supplier represents, warrants and covenants to Health Net that Supplier and Supplier Facilities comply, and during the Term will comply, with the following:

(a) Supplier will not use forced or compulsory labor in any form, including prison, indentured, political, bonded or otherwise.

(b) Supplier will not follow policies promoting or resulting in unacceptable worker treatment such as the exploitation of children, physical punishment, female abuse, involuntary servitude, or other forms of abuse.

(c) Supplier will not discriminate based on race, creed, gender, marital or maternity status, class or caste status, religious or political beliefs, age or sexual orientation. Supplier's

decisions related to hiring, salary, benefits, advancement, termination or retirement will be based solely on the ability of an individual to do the job, Supplier's business and technical requirements, and those of Supplier's customers.

(d) Supplier's management practices will recognize the dignity of the individual employee and the right to a work place free of harassment, abuse or corporal punishment, and will respect Supplier's employees' voluntary freedom of association.

(e) Supplier will comply with all applicable Laws concerning the conditions of employment of its employees, including those relating to pay, benefits, and working conditions.

(f) Supplier will maintain on file all documentation needed to demonstrate compliance with these standards and shall make these documents available for Health Net and its auditors with or without prior notice. Supplier will publicize to its employees and enforce a non-retaliation policy that permits Supplier's employees to speak with Health Net and Health Net's auditors without fear of retaliation by Supplier or Supplier's management.

19.12 Subcontractor Confidentiality and Data Protection

Supplier will ensure that each of Supplier's Subcontractors performing the Services will, prior to performing any Services, have executed an agreement satisfying the confidentiality and data protection obligations provided in this Agreement.

19.13 No Improper Inducements

Supplier represents, warrants and covenants to Health Net that it has not violated any applicable Laws or any Health Net Policy regarding the offering of unlawful or improper inducements in connection with this Agreement. If at any time during the Term, Health Net determines that the foregoing representation, warranty and covenant is inaccurate, then, in addition to any other rights Health Net may have at law or in equity, Health Net may terminate this Agreement for cause without affording Supplier an opportunity to cure.

19.14 Foreign Corrupt Practices Act

(a) Supplier represents, warrants and covenants that it has not and will not offer, pay, promise to pay, or authorize the payment of any money, or offer, give, promise to give, or authorize the giving of anything of value to a foreign official (as defined in the Foreign Corrupt Practices Act (P.L. 95-213), as amended), to any foreign political party or official thereof or any candidate for foreign political office, or to any person, while knowing or being aware of a high probability that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any foreign official, to any foreign political party or official thereof, or to any candidate for foreign political office, for the purposes of:

(i) influencing any act or decision of such foreign official, political party, party official, or candidate in his or its official capacity, including a decision to fail to perform his or its official functions; or

(ii) inducing such foreign official, political party, party official, or candidate to use his or its influence with the foreign government or instrumentality thereof to affect or influence any act or decision of such government or instrumentality, in order to

assist Health Net or Supplier in obtaining or retaining business for or with, or directing business to Health Net or Supplier.

(b) Supplier further represents, warrants and covenants that it will not violate the Foreign Corrupt Practices Act or any other applicable anti-corruption laws or regulations. Supplier agrees that if subsequent developments after the Effective Date cause the representations, warranties, covenants and information reported herein to be no longer accurate or complete, Supplier will promptly furnish Health Net with a supplementary report detailing such change in circumstances.

19.15 Claims Procedures, Appeals and External Review

Supplier shall ensure that its decisions regarding hiring, compensation, termination, promotion, or other similar matters with respect to Supplier Personnel (such as a claims adjudicator, appeals processor, or medical expert) shall not be made based upon the likelihood or perceived likelihood that the individual will support or tend to support the denial of benefits for Health Net members and/or customers.

19.16 ABS Platform

The representations, warranties, covenants and other provisions contained in Sections 19.1-19.12 shall not apply to any part of the ABS Platform developed by or for Health Net (other than by Supplier) prior to the BPaaS Services Commencement Date.

20. MUTUAL REPRESENTATIONS AND WARRANTIES; DISCLAIMER

20.1 Mutual Representations and Warranties

Each Party represents, warrants and covenants to the other that:

(a) It has the requisite corporate power and authority to enter into this Agreement and to carry out the transactions and activities contemplated by this Agreement;

(b) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by the requisite corporate action on the part of such Party, are a valid and binding obligation of such Party, and do not constitute a violation of any existing judgment, order or decree;

(c) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement do not constitute a material default under any existing material contract by which it or any of its material assets is bound, or an event that would, with notice or lapse of time or both, constitute such a default; and

(d) There is no proceeding pending or, to the knowledge of the Party, threatened that challenges or could reasonably be expected to have a material adverse effect on this Agreement or the ability of the Party to perform and fulfill its obligations under this Agreement.

20.2 Disclaimer

OTHER THAN AS PROVIDED IN THIS AGREEMENT, THERE ARE NO EXPRESS WARRANTIES AND THERE ARE NO IMPLIED WARRANTIES, INCLUDING THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, ALL OF WHICH ARE EXPRESSLY DISCLAIMED EXCEPT WHERE REQUIRED BY LAW.

21. CONFIDENTIALITY

21.1 "Confidential Information" Defined

(a) "***Confidential Information***" of a Party means any non-public, commercially sensitive information (or materials) belonging to, concerning or in the possession or control of the Party or any of its Affiliates (and, in the case of Health Net, any of the Service Recipients) (the "***Furnishing Party***") that is furnished, disclosed or otherwise made available (directly or indirectly) to the other Party (the "***Receiving Party***") (or entities or persons acting on the other Party's behalf) in connection with this Agreement and which is either marked or identified in writing as confidential, proprietary, secret or with another designation sufficient to give notice of its sensitive nature, or is of a type that a reasonable person would recognize it to be confidential. In the case of Health Net, "***Confidential Information***" includes any (i) information to which Supplier has access in Health Net Facilities or Health Net systems (or those of any Health Net Affiliates or Service Recipients) (ii) information belonging to or concerning Health Net, any Health Net Affiliates or any of the Service Recipients in Supplier Facilities or systems used to provide the Services; (iii) Deliverables and information pertaining to them, (iv) Health Net Data, Health Net Owned Software, Health Net Licensed Software, and systems access codes, (v) information concerning Health Net's and/or its Affiliates' and/or Service Recipients' products, marketing strategies, financial affairs, employees, customers or suppliers, (vi) personal information and Personally Identifiable Information of Health Net's employees and members and any information protected under the Business Associate Agreement (including Protected Health Information), (vii) Proprietary Business Rules and (viii) all data and information in any form derived from any of the foregoing, in each case regardless of whether or how any of the foregoing is marked. In the case of Supplier, "***Confidential Information***" includes any (a) information regarding Supplier's systems, marketing plans, Software, processes and controls, products and services, (b) Work Product (other than Deliverables) and Supplier's Independent IP, and (c) any part of the Required Information that is not Health Net Data, in each case regardless of whether or how any of the foregoing is marked. Any notes, memoranda, compilations, derivative works, data files or other materials prepared by or on behalf of the Receiving Party that contain or otherwise reflect or refer to Confidential Information of the Furnishing Party will also be considered Confidential Information of the Furnishing Party.

(b) "***Confidential Information***" does not include any particular information (other than personal information, -Personally Identifiable Information and Protected Health Information) that the Receiving Party can demonstrate: (i) was rightfully in the possession of, or was rightfully known by, the Receiving Party without an obligation to maintain its confidentiality prior to receipt from the Furnishing Party; (ii) was or has become generally known to the public other than as a result of breach of this Agreement or a wrongful disclosure by the Receiving Party or any of its agents; (iii) after disclosure to the Receiving Party, was received from a third party who, to the Receiving Party's knowledge, had a

lawful right to disclose such information to the Receiving Party without any obligation to restrict its further use or disclosure; or (iv) was independently developed by the Receiving Party without use of or reference to any Confidential Information of the Furnishing Party.

21.2 Obligations of Confidentiality

(a) Each Party acknowledges that it may be furnished, receive or otherwise have access to Confidential Information of the other Party in connection with this Agreement.

(b) The Receiving Party will not use, disclose or reproduce Confidential Information of the Furnishing Party except as reasonably required to accomplish the purposes and objectives of this Agreement. The Receiving Party will not disclose the Confidential Information of the Furnishing Party to any person or appropriate it for the Receiving Party's own use, or for any other person's use or benefit, except as specifically permitted by this Agreement or approved in writing by the Furnishing Party.

(c) The Receiving Party will keep the Confidential Information of the Furnishing Party confidential and secure and will protect it from unauthorized use or disclosure by using at least the same degree of care as the Receiving Party employs to avoid unauthorized use or disclosure of its own Confidential Information, but in no event less than reasonable care.

(d) As necessary to accomplish the purposes and objectives of this Agreement, the Receiving Party may disclose Confidential Information of the Furnishing Party to any employee, officer, director, contractor, Service Recipient, agent or representative of the Receiving Party who is bound to the Receiving Party to protect the confidentiality of the information in a manner substantially equivalent to that required of the Receiving Party under this Agreement. As necessary to accomplish the purposes and objectives of this Agreement, Health Net may also provide Confidential Information of Supplier to contractors (including outsourcing suppliers that may replace Supplier under this Agreement) who provide services to Health Net, provided any such contractor and outsourcing supplier (but not their employees) (i) is bound to Health Net to use such Confidential Information for the sole purpose of providing services to Health Net, and (ii) shall, prior to receipt of any Confidential Information, execute a non-disclosure agreement for Supplier substantially in the form set forth in Schedule N (the "***Non-Disclosure Agreement***"), provided further that (A) Supplier has the right to make reasonable modifications to the form of Non-Disclosure Agreement, and (B) Supplier shall consider in good faith any changes to the form Non-Disclosure Agreement reasonably requested by a contractor or outsourcing supplier and shall not unreasonably withhold agreement to any such changes. The Receiving Party may also disclose Confidential Information of the Furnishing Party to the Receiving Party's Auditors provided they are made aware of the Receiving Party's obligations of confidentiality with respect to the Furnishing Party's Confidential Information and such Auditors are obligated to maintain the confidentiality of such Confidential Information on terms that are substantially equivalent to the terms of this Section 21 (Confidentiality). Health Net and its Affiliates may also disclose Supplier Confidential Information, including this Agreement and the transactions contemplated by this Agreement, in any reports furnished, filed or required to be filed with the Securities and Exchange Commission ("***SEC***") pursuant to the rules and regulations promulgated by the SEC, as well as to the New York Stock Exchange and any other Regulator charged with the administration, oversight or enforcement of regulations applicable to any business conducted by Health Net or any of its Affiliates (collectively, the "***SEC and Regulatory Filing Requirements***"). In the event that Health Net or its Affiliates intend to disclose

Supplier Confidential Information as permitted by the immediately preceding sentence it will, to the extent commercially practicable, notify Supplier prior to disclosing the information and provide copies of the intended disclosure to allow Supplier to comment on such disclosures. If Supplier requests that Health Net or its Affiliates request confidential treatment of the Confidential Information by the SEC or other Regulator, Health Net or the applicable Affiliate will make such request and will take all commercially reasonable actions to obtain confidential treatment. Notwithstanding the foregoing, Health Net shall maintain sole discretion regarding compliance with SEC and Regulatory Filing Requirements.

(e) If any unauthorized use, disclosure, loss of, or inability to account for any Confidential Information of the Furnishing Party occurs, the Receiving Party will promptly so notify the Furnishing Party and will cooperate with the Furnishing Party and take such actions as may be necessary or reasonably requested by the Furnishing Party to minimize the violation and any damage resulting from it.

21.3 No Implied Rights

Each Party's Confidential Information will remain the property of that Party. Nothing contained in this Section 21 (Confidentiality) will be construed as obligating a Party to disclose its Confidential Information to the other Party, or as granting to or conferring on a Party, expressly or by implication, any rights or license to the Confidential Information of the other Party. Any such obligation or grant will only be as provided by other provisions of this Agreement.

21.4 Compelled Disclosure

If the Receiving Party becomes legally compelled to disclose any Confidential Information of the Furnishing Party in a manner not otherwise permitted by this Agreement, the Receiving Party will provide the Furnishing Party with prompt notice of the request so that the Furnishing Party may seek a protective order or other appropriate remedy. If a protective order or similar order is not obtained by the date by which the Receiving Party must comply with the request, the Receiving Party may furnish that portion of the Confidential Information that, after consulting with legal counsel, it determines it is legally required to furnish. The Receiving Party will exercise reasonable efforts to obtain assurances that confidential treatment will be accorded to the Confidential Information so disclosed.

21.5 Confidential Treatment of this Agreement

Each Party may disclose the existence and general nature of this Agreement as permitted by Section 27.9 (Public Disclosures), but otherwise the terms and conditions of this Agreement will be considered the Confidential Information of each Party; provided however, that this Agreement may be disclosed by either Party in connection with an actual or good-faith proposed merger, acquisition, divestiture or similar transaction, so long as such receiving entity first agrees in writing to obligations substantially similar to those described in this Section 21 (Confidentiality).

21.6 Disclosure of Information Concerning Tax Treatment

Notwithstanding anything to the contrary in this Section 21 (Confidentiality), each Party (and its Affiliates), and any person acting on their behalf, may disclose to any person or entity the "tax structure" and "tax treatment" (as such terms are defined in the U.S. Internal Revenue Code and regulations under it) of the transactions effected by this Agreement and any materials provided to

that Party (or its Affiliates) describing or relating to such tax structure and tax treatment; ***provided, however,*** that this disclosure authorization will not be interpreted to permit disclosure of (i) any materials or portions of materials that are not related to the transaction's tax structure or tax treatment, or (ii) any materials or information that the Party (or its Affiliate(s)) must refrain from disclosing to comply with applicable securities Laws.

21.7 Return or Destruction

(a) As requested by the Furnishing Party during the Term, the Receiving Party will return or provide the Furnishing Party a copy of any designated Confidential Information of the Furnishing Party. When Confidential Information of the Furnishing Party is no longer required for the Receiving Party's performance under this Agreement, or in any event upon expiration or termination of this Agreement, the Receiving Party will return all materials that contain, refer to, or relate to Confidential Information of the Furnishing Party or, at the Furnishing Party's election, destroy them. In addition, Supplier shall, within sixty (60) days of the expiration or termination of this Agreement, delete all of Health Net's Confidential Information from its databases, servers, personal computers, web site and other electronic media that exist now or in the future.

(b) The Receiving Party may, however, keep (i) any Confidential Information of the Furnishing Party that the Receiving Party has a license to continue using, (ii) in the files of its legal department or outside counsel, for record purposes only, one copy of any material requested to be returned or destroyed, (iii) archival copies as may be necessary to comply with document retention laws and regulations applicable to such Party's business operations, and (iv) data that is necessary to be retained by Supplier in order to comply with Supplier's back-up policies and procedures; provided that any electronic Confidential Information that is stored on routine back-up media for the purpose of disaster recovery will be subject to destruction in due course. Additionally, the Receiving Party shall have no obligation to destroy any Confidential Information that is subject to a claim, dispute, lawsuit, or subpoena or in any other circumstances in which such Party reasonably believes that destruction of such Confidential Information would be unethical or unlawful. Any Confidential Information of the Furnishing Party that is retained by the Receiving Party pursuant to the foregoing shall continue to be subject to the confidentiality obligations of this Agreement.

(c) At the Furnishing Party's request, the Receiving Party will certify in writing to the Furnishing Party that it has returned or destroyed all copies of the Furnishing Party's Confidential Information in the possession or control of the Receiving Party's or any of its Affiliates or contractors that are required to be returned or destroyed pursuant to this Section 21.7 (Return or Destruction).

21.8 Duration of Confidentiality Obligations

The Receiving Party's obligations under this Section 21 (Confidentiality) apply to Confidential Information of the Furnishing Party disclosed to the Receiving Party before or after the Effective Date and will continue during the Term and survive the expiration or termination of this Agreement as follows:

(a) The Receiving Party's obligations under Section 21.7 (Return or Destruction) will continue in effect until fully performed;

(b) As to any portion of the Furnishing Party's Confidential Information that constitutes a trade secret under applicable Law, the obligations will continue for as long as the information continues to constitute a trade secret;

(c) As to all other Confidential Information of the Furnishing Party, the obligations will survive for four (4) years after the Receiving Party's fulfillment of its obligations under Section 21.7 (Return or Destruction) with respect to the Confidential Information in question; and

(d) With respect to personal information, Personally Identifiable Information and Protected Health Information, the obligations shall survive indefinitely.

22. INSURANCE

Supplier represents that it has, as of the Effective Date, and agrees to maintain in force throughout the Term at least the types and amounts of insurance coverage specified in Schedule I (*Supplier Insurance*).

23. INDEMNIFICATION

23.1 Indemnification By Supplier

Supplier will at its expense indemnify, defend and hold harmless Health Net and its Affiliates, and their respective officers, directors, customers, employees, agents, representatives, successors and assigns (collectively, *"**Health Net Indemnitees**"*) from and against any and all Losses suffered or incurred by any of them arising from, in connection with, or based on any of the following, whenever made, except to the extent caused by Health Net or an Health Net Affiliate:

(a) Any Indemnity Claim by, on behalf of or relating to any of the Affected Employees relating to Supplier's employee selection, communications, recruitment or hiring process or a breach by Supplier of Schedule E (*Employee Transfer*);

(b) Any Indemnity Claim by, on behalf of or relating to any of the Transitioned Employees with respect to matters arising out of acts or omissions of Supplier occurring on or after the Transfer Date, excluding Indemnity Claims for which Health Net is required to indemnify under Section 23.3(b);

(c) Any Indemnity Claim (i) by a Subcontractor or by other Supplier Personnel, including claims by such personnel that Health Net is liable to such personnel for employee benefits or as the employer or joint employer of such personnel, except to the extent, if any, that Health Net is required by this Agreement to indemnify Supplier in respect of the Indemnity Claim, or (ii) based upon the acts or omissions of any Subcontractor in performance of or relating to the Services to the same extent as if Supplier had committed the act or omission;

(d) Any Indemnity Claim arising out of Supplier's breach of its obligations under Section 14 (*Data Security and Protection*) or Section 21 (*Confidentiality*) or the Business Associate Agreement;

(e) Any Indemnity Claim arising out of a Security Breach, except to the extent that such Security Breach was caused by Health Net's negligence, willful misconduct or breach of this Agreement;

(f) Any Indemnity Claim arising out of Supplier's breach of Section 19.7(a) (Non-Infringement);

(g) Any Indemnity Claim arising out of Supplier's breach of its obligations under Section 27.7 (Compliance with Laws)

(h) Any Indemnity Claim for death or bodily injury, or the damage, loss or destruction of real or tangible personal property of any third party (including employees of Health Net or Supplier or their respective subcontractors) brought against a Health Net Indemnitee alleged to have been caused by the tortious acts or omissions of Supplier, Supplier Personnel or anyone else for whose acts Supplier is responsible. However, Supplier will have a right of contribution from Health Net with respect to the Indemnity Claim to the extent Health Net's comparative negligence is responsible for causing the alleged injury or damage, loss or destruction;

(i) Any Indemnity Claim with respect to Supplier's use of any Health Net Provided Resources made available by Health Net to Supplier or Subcontractors pursuant to Section 11 to the extent the loss results from a breach by Supplier or any Subcontractor of, or an act or omission of Supplier which creates liability for Health Net pursuant to (A) a Health Net Provided Resource or an agreement between Health Net and a third party relating to such Health Net Provided Resources, or certain provisions thereof, which have been provided to Supplier in writing, including obligations to comply with requirements regarding numbers and types of licenses under any such agreements; (B) the terms of this Agreement, including Supplier's obligations with respect to Managed Third Party Contracts set forth in this Agreement, or (C) any other reasonable restrictions required by Health Net relating to the Health Net Provided Resources, which restrictions are provided to Supplier in writing;

(j) Any amounts, including taxes, interest, and penalties, assessed against Health Net which arise as a result of Supplier's failure to comply with and perform its obligations under Section 9.3 (Taxes);

(k) Supplier's (i) improper or wrongful termination of this Agreement or part thereof, or (ii) except to the extent any cessation of Services is expressly permitted under this Agreement, abandonment of any work under this Agreement;

(l) Any breach of any of Supplier's representations or warranties set forth in Section 20 (Mutual Representations and Warranties), Section 19.8 (Disabling Code), or the second sentence of Section 19.7 (Viruses);

(m) Any intentional misconduct or criminal misconduct by Supplier; and

(n) Any Indemnity Claim arising out of occurrences Supplier is required to insure against under this Agreement, but only to the extent Supplier has failed to procure the insurance that Supplier is obligated to procure under this Agreement.

Any act or omission of a Subcontractor shall be deemed to be an act or omission of Supplier for purposes of determining Supplier's indemnification obligations pursuant to this Section 23.1.

23.2 Infringement Indemnity Claims

If any item used by Supplier to provide the Services or provided by Supplier to Health Net or any Deliverable becomes, or in Supplier's reasonable opinion is likely to become, the subject of an infringement or misappropriation Indemnity Claim, Supplier will, in addition to indemnifying Health Net Indemnitees as provided in this Section 23 (Indemnification) and to the other rights Health Net may have under this Agreement, and at law or equity, at its expense: (i) promptly at Supplier's expense secure the right to continue using the item or Deliverable, or (ii) if this cannot be accomplished with Commercially Reasonable Efforts, then at Supplier's expense, replace or modify the item or Deliverable to make it non-infringing or without misappropriation, while not degrading performance, functionality, or quality, increasing Health Net costs, or disrupting Health Net's business operations, or (iii) if neither of the foregoing can be accomplished by Supplier with Commercially Reasonable Efforts, and only in such event, then upon at least one hundred eighty (180) days' prior written notice to Health Net, (A) with respect to non-Deliverable items, Supplier may remove the item from use in performing the Services, in which case Supplier's Charges will be equitably adjusted to reflect such removal, and (B) in the case of Deliverable, Supplier may recall the Deliverables and shall refund to Health Net all Charges and fees paid by Health Net relating to such Deliverable. If removal of the item from use in performing Services or recall of a Deliverable causes the loss or degradation of the Services or any portion of the Services that is material to Health Net or has a material impact on Health Net, such loss, degradation or material impact will constitute a material breach of this Agreement by Supplier in respect of which Health Net may exercise its termination and other rights and remedies under this Agreement. This Section 23.2 (Infringement Indemnity Claims) will not apply to any Indemnity Claim relating to the ABS Platform in respect of which Health Net is obligated to indemnify Supplier under the APA.

23.3 Indemnification By Health Net

Health Net will at its expense indemnify, defend and hold harmless Supplier and its Affiliates and their respective officers, directors, employees, agents, representatives, successors and assigns (collectively, "***Supplier Indemnitees***") from and against any and all Losses suffered or incurred by any of them arising from, in connection with or based on any of the following, whenever made, except to the extent caused by Supplier or a Supplier Affiliate: Any Indemnity Claim by, on behalf of or relating to any of the Transitioned Employees with respect to matters arising out of the acts or omissions of Health Net occurring prior to the Transfer Date, excluding Indemnity Claims for which Supplier is required to indemnify under Section 23.1(a);

Any Indemnity Claim by, on behalf of or relating to any Supplier Personnel who is a Transitioned Employee and which arises out of Health Net's employee selection, communications, recruitment or hiring process relating to Health Net's rehiring of such Transitioned Employees pursuant to the terms of this Agreement;

Any Indemnity Claim arising out of Health Net's breach of its obligations under Schedule E (Employee Transfer);

Any Indemnity Claim arising out of (i) Health Net's failure to observe or perform any duties or obligations to be observed or performed prior to the Effective Date by Health Net under any of the Health Net Third Party Service Contracts or licenses for Health Net Licensed Software that are being made available for use by Supplier pursuant to Section 11.2(a);

Any Indemnity Claim arising out of Health Net's breach of its obligations under Section 21 (Confidentiality) or the Business Associate Agreement;

Any Indemnity Claim arising out of Health Net's breach of its obligations under Section 27.7 (Compliance with Laws), including a failure to comply with Law by (1) any of the Transitioned Employees prior to their respective Transfer Date, or (2) any third party under any of the Health Net Third Party Service Contracts that are being made available for use by Supplier pursuant to Section 11.2(a) (provided the Indemnity Claim did not arise due to the failure of Supplier to perform its management obligations under this Agreement with respect to such contracts);

Any Indemnity Claim to the extent such claim alleges that (1) any Health Net Owned Software or Health Net Licensed Software that is being made available for use by Supplier pursuant to Section 11.2(c), or (2) systems or other items made available to Supplier by Health Net under this Agreement, infringes or misappropriates any Intellectual Property Right of any third party, provided however that this Section 23.3(g) does not apply to any such Indemnity Claim (x) that relates to any part of the ABS Platform or Configurations developed by or for Supplier, or (y) in which the alleged infringement or misappropriation is attributable to the following:

Supplier's modification of such Health Net Owned Software, Health Net Licensed Software, or any such system or other item, unless the Indemnity Claim (if true) would be attributable to Health Net's instructions, specifications or requirements; or

Supplier's combination, operation or use of such Health Net Owned Software, Health Net Licensed Software, or any such system or other item with other Software, systems or items not provided by Health Net for use with such Health Net Developed Software, Health Net Provided Resource, or system or other item; or

Supplier's continuing the allegedly infringing activity after (A) being notified thereof, and (B) being provided with modifications that would have avoided the alleged infringement without adversely affecting Supplier's ability to provide the Services and a reasonable time to implement them for use.

Any Indemnity Claim for death or bodily injury, or the damage, loss or destruction of real or tangible personal property of any third party (including employees of Health Net or Supplier or their respective subcontractors) brought against a Supplier Indemnitee alleged to have been caused by the tortious acts or omissions of Health Net, Health Net personnel or anyone else for whose acts Health Net is responsible. However, Health Net will have a right of contribution from Supplier with respect to the Indemnity Claim to the extent Supplier's comparative negligence is responsible for causing the alleged injury or damage, loss or destruction;

Any Indemnity Claim caused by Supplier's proper compliance with any Health Net Policy or other requirement mandated by Health Net; anAny Indemnity Claim based upon the gross negligence or willful misconduct of Health Net or any Health Net third party contractor (excluding Supplier, Supplier's Affiliates and its subcontractors).

23.4 Indemnification Procedures

The following procedures will apply to Indemnity Claims for which a Party seeks to be indemnified pursuant to this Agreement:

(a) Notice.

(i) Promptly after an indemnitee receives notice of any Indemnity Claim for which it will seek indemnification pursuant to this Agreement, the indemnitee will notify

the indemnitor of the Indemnity Claim in writing (an "***Indemnity Notice***"). No failure to so notify the indemnitor will abrogate or diminish the indemnitor's obligations under this Section 23 (Indemnification) if the indemnitor has or receives knowledge of the Indemnity Claim by other means, or if the failure to notify does not materially prejudice its ability to defend the Indemnity Claim, or if the indemnitor does not have the right to defend the Indemnity Claim pursuant to Section 23.4(b)(ii). Within fifteen (15) days after receiving an indemnitee's Indemnity Notice of an Indemnity Claim, or otherwise obtaining knowledge of the Indemnity Claim, but no later than ten (10) days before the date on which any formal response to the Indemnity Claim is due, the indemnitor will notify the indemnitee in writing (a "Notice of Election") as to whether:

(A) the indemnitor acknowledges its obligation to indemnify and hold the indemnitee harmless with respect to such Indemnity Claim, and

(B) with respect to any such Indemnity Claim that is not an Identified Health Net Indemnity Claim (as defined below), the indemnitor elects to assume control of the defense and settlement of the Indemnity Claim.

(ii) Each Notice of Election shall be delivered to the indemnitee at the address set forth in Section 27.5 (Notices), as such address may be modified pursuant to such Section.

(b) <u>Procedure Following Indemnity Notice</u>.

(i) Procedure for Indemnity Claims that are not Identified Health Net Indemnity Claims.

With respect to any Indemnity Claim that is not an Identified Health Net Indemnity Claim, if the indemnitor timely (*i.e.*, in accordance with Section 23.4(a)) delivers a Notice of Election that both (1) acknowledges indemnitor's obligation to indemnify and hold the indemnitee harmless with respect to such Indemnity Claim, and (2) includes an express election to assume control of the defense and settlement of such Indemnity Claim, then:

(A) the indemnitor will be entitled to have sole control over the defense and settlement of such Indemnity Claim; provided that the indemnitee shall have the right to approve:

(1) the legal counsel selected by the indemnitor, and

(2) in the indemnitee's sole discretion, any settlement (or portion thereof) that is not a monetary settlement, including settlements involving injunctive relief; and

(B) the indemnitor will not be required to reimburse the indemnitee for (1) any legal expenses incurred by the indemnitee in defending or settling such Indemnity Claim after the indemnitee's receipt of such Notice of Election unless reasonable and necessary (e.g., costs incurred prior to receipt of the Indemnitor's Notice of Election), or (2) any amounts paid or payable by the indemnitee in settlement of such Indemnity Claim after the

indemnitee's receipt of such Notice of Election if the settlement was agreed to without the written consent of the indemnitor.

(ii) Procedure for Identified Health Net Indemnity Claims.

(A) An "***Identified Health Net Indemnity Claim***" means any of the following Indemnity Claims brought against Health Net with respect to which Health Net expressly elects to retain control of the defense and settlement in its written Indemnity Notice to Supplier pursuant to Section 23.4(a) (or as soon as reasonably practicable thereafter so long as such notice is given by Health Net prior to receipt of Supplier's Notice of Election pursuant to Section 23.4(a)), and for which Health Net indicates in such Indemnity Notice that Health Net will seek indemnification from Supplier pursuant to this Agreement:

(1) any Indemnity Claim brought by a governmental or regulatory entity (a "***Public Indemnity Claim***"); and

(2) any Indemnity Claim brought by a private party that is based on the same events that also resulted in a Public Indemnity Claim being brought against Health Net, and where adjudication of the private party Indemnity Claim or some part of it may result in collateral estoppel with respect to a material issue of the Public Indemnity Claim.

(B) With respect to any Identified Health Net Indemnity Claim, if Supplier timely (i.e., in accordance with Section 23.4(a)) delivers a Notice of Election acknowledging its obligation to indemnify and hold Health Net harmless with respect to such Identified Health Net Indemnity Claim, then:

(1) Health Net will be entitled to have sole control over the defense and settlement of such Identified Health Net Indemnity Claim at the cost and expense of Supplier, including payment of any settlement, judgment or award and the reasonable costs of defending or settling such Identified Health Net Indemnity Claim; provided that in the event of a settlement by Health Net, Supplier shall only be obligated to reimburse Health Net for reasonable amounts paid or payable by Health Net in settlement of such Identified Health Net Indemnity Claim (the reasonableness of such amount determined by taking into consideration all of the facts and circumstances relating to such Identified Health Net Indemnity Claim, including reputational risks to Health Net, the potential for the Identified Health Net Indemnity Claim to cause adverse impacts to Health Net's business or operations, and costs incurred by Health Net as a result of or in connection with such Identified Health Net Indemnity Claim); and

(2) Health Net shall keep Supplier informed regarding the status of and developments in any such Identified Health Net Indemnity Claim (subject to execution where appropriate of a mutually

acceptable joint defense or common interest agreement), shall invite and allow Supplier to be present at relevant discussions, negotiations and proceedings to the greatest extent practicable, and shall, in advance of settling any such Identified Health Net Indemnity Claim, meet and confer with Supplier regarding the terms and conditions of such settlement with respect to which it intends to seek indemnification so as to give Supplier an opportunity to provide its input regarding such terms and conditions; and

(3) in the event that Health Net rejects any settlement offer with respect to an Identified Health Net Indemnity Claim (over Supplier's written objection, assuming Health Net has complied with its obligations under Section 23.4(b)(ii)(B)(2) above) and later settles such Identified Health Net Indemnity Claim for an amount exceeding any rejected settlement offer, or has a judgment entered against it with respect to such Identified Health Net Indemnity Claim for an amount exceeding any rejected settlement offer, then Supplier will be responsible only for reimbursing Health Net for the lesser of (a) the lowest rejected settlement offer with respect to such Identified Health Net Indemnity Claim; or (b) the reasonable amounts paid or payable by Health Net in settlement of such Identified Health Net Indemnity Claim, considering the factors described in Section 23.4(b)(ii)(B)(1) above; and

(4) subject to the limitations described in Sections 23.4(b)(ii)(B)(1) and 23.4(b)(ii)(B)(3) above, Supplier will promptly reimburse Health Net upon demand for all Losses suffered or incurred by Health Net as a result of or in connection with such Identified Health Net Indemnity Claim; and

(5) in the event of a dispute between the Parties as to the reasonableness of the amount of a settlement that Health Net approves or the reasonableness of costs, including but not limited to attorneys' fees, of defending the Identified Health Net Indemnity Claim, (i) Supplier shall reimburse Health Net for that portion of the settlement or defense costs that it believes in good faith to be a reasonable amount, and (ii) the Parties agree to use the arbitration process described in Section 23.4(e) below to resolve any dispute relating to the reasonableness of the difference between the actual amount of the settlement that Health Net approves or the defense costs that Health Net incurs and the amount that Supplier reimbursed Health Net pursuant to item (i).

(c) <u>Procedure Where No Proper Notice of Election Is Delivered (Applicable to all Indemnity Claims including, for clarity, Identified Health Net Indemnity Claims).</u>

If the indemnitor does not deliver a timely (*i.e.*, in accordance with Section 23.4(a)) Notice of Election that both (i) acknowledges its obligation to indemnify and hold the indemnitee harmless with respect to the Indemnity Claim, and (ii) in the case of any Indemnity Claim

that is not an Identified Health Net Indemnity Claim, includes an express election by the indemnitor to assume control of the defense and settlement of the Indemnity Claim, then the indemnitee may defend and/or settle the Indemnity Claim in such manner as it may deem appropriate at the cost and expense of the indemnitor, including payment of any settlement, judgment or award and the costs of defending or settling the Indemnity Claim. The indemnitor will promptly reimburse the indemnitee upon demand for all Losses suffered or incurred by the indemnitee as a result of or in connection with the Indemnity Claim.

(d) Cooperation regarding Indemnity Claims. The indemnitor and the indemnitee shall provide reasonable cooperation with one another in connection with the defense and resolution of any Indemnity Claim, provided that any costs incurred by the indemnitee in connection with such cooperation shall be borne by the indemnitor, and shall be promptly reimbursed by the indemnitor upon demand from the indemnitee.

(e) Arbitration of Disputed Settlement Amounts.

(i) A dispute between the Parties as described in Section 23.4(b)(ii)(B)(5) above shall be finally settled by mandatory and binding arbitration administered by the American Arbitration Association ("***AAA***") in accordance with its then-effective Commercial Arbitration Rules (the "***Rules***"). One (1) arbitrator shall be appointed in accordance with the Rules. Either Party may initiate arbitration by submitting a written request for arbitration to the AAA and the other Party, setting forth in reasonable detail the subject of the dispute and the relief requested.

(ii) The arbitration shall be conducted in accordance with the Rules, provided that to the extent this Section 23.4(e) modifies, supplements or is inconsistent with the Rules, this Section 23.4(e) will govern. The arbitrator shall have no power or authority to amend or disregard any provision of this Section 23.4(e) or any other provision of this Agreement. The arbitration hearing shall be commenced promptly and conducted expeditiously, with each Party being allocated one-half of the time for the presentation of its case.

(iii) Unless otherwise agreed by the Parties, arbitration hearings hereunder shall be held in Los Angeles, California. The language of the arbitration shall be English. Unless otherwise agreed by the Parties, an arbitration hearing shall be conducted on consecutive days. The Parties will participate in the arbitration in good faith, and will share equally in the administrative costs of the arbitration; provided however, that each Party will pay its own attorneys' fees (subject to the next sentence). The arbitrator may, in his or her discretion, award the prevailing Party its attorneys' fees and out-of-pocket expenses, including its share of the arbitration fees.

(iv) Recognizing the express desire of the Parties for an expeditious means of dispute resolution, (A) each Party will, upon the written request of the other Party, promptly provide the other with copies of documents relevant to the issues raised by the dispute, and (B) there will be no depositions.

(v) The award shall be made within thirty (30) days of the filing of the notice of intention to arbitrate (demand), and the arbitrator shall agree to comply with this

schedule before accepting appointment. However, this time limit may be extended by agreement of the Parties or by the arbitrator if necessary.

(vi) The arbitration shall be conducted as follows:

(A) Each Party shall submit to the arbitrator and exchange with each other not less than seven (7) days prior to the scheduled hearing date their last, best offers, along with a brief and documentation in support of their offer. The arbitrator shall have the authority to limit the length of such submissions.

(B) The arbitration hearing shall not exceed eight (8) hours and may be less if the arbitrator decides that less time is required.

(C) The arbitrator shall be limited to awarding only one or the other of the two figures submitted. The arbitrator shall not have the option of deciding upon a resolution that reflects a compromise between (or is outside of) the Parties' respective proposed resolutions. For example, if the amount that Health Net demands from Supplier (above any amounts already reimbursed by Supplier pursuant to Section 23.4(b)(ii)(B)(5)(i) above) as its last, best offer is $250,000, and Supplier has proposed to reimburse Health Net an additional $150,000 as its last, best offer, the arbitrator shall determine which of the two proposals (i.e., $250,000 or $150,000) is more appropriate and may not select an amount somewhere between (or outside of) the two proposals.

(vii) The arbitrator's decision shall be final and binding on the Parties, and judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof.

(viii) The arbitrator is instructed that time is of the essence in the arbitration proceeding.

24. LIABILITY

24.1 General Intent

Subject to the specific provisions of this Section 23.1 (Liability), it is the intent of the Parties that if a Party fails to perform its obligations in the manner required by this Agreement, that Party will be liable to the other Party for any damages suffered or incurred by the other Party as a result.

24.2 Limitations of Liability

(a) <u>Consequential Damage Exclusion.</u> Except as otherwise expressly provided below in this Section 24, in no event, whether in contract or in tort (including breach of warranty, negligence and strict liability in tort or otherwise), will a Party be liable to the other Party under this Agreement for (1) indirect, incidental, consequential, exemplary, punitive or special damages of any kind or nature whatsoever, or (2) lost revenues, profits, savings or business, even if such Party has been advised in advance of the possibility of such damages or such damages could have been reasonably foreseen by such Party.

(b) <u>General Liability Cap</u>. Except as otherwise expressly provided below in this Section 24, each Party's total liability to the other under this Agreement, whether in contract or in tort

(including breach of warranty, negligence and strict liability in tort) will be limited, in the aggregate, to an amount equal to the greater of:

(i) ***; and

(ii) the total charges paid or payable by Health Net to Supplier pursuant to this Agreement for proper performance of the Services for the twelve (12) months prior to the month in which the most recent event giving rise to liability occurred, provided that if the event giving rise to liability occurs during the first twelve (12) months after the BPaaS Services Commencement Date, the liability cap under this clause (ii) will be an amount equal to twelve (12) times the result obtained by dividing the total charges paid or payable under this Agreement from the BPaaS Services Commencement Date through the date on which such event occurred, by the number of months from the BPaaS Services Commencement Date through such date***.

Service Level Credits and Deliverable Credits do not count against and do not reduce the amounts available under the foregoing limitations. The limitations specified in this Section will survive and apply even if any limited remedy specified in this Agreement is found to have failed of its essential purpose. For purposes of this Section, fees shall be deemed payable when accrued to the benefit of and legally collectable by Supplier.

(c) Items to which the Liability Caps and Consequential Damages Exclusion do not apply. Sections 24.2(a) and 24.2(b) will not apply to any of the following:

(i) damages arising out of the intentional or reckless misconduct or gross negligence of a Party;

(ii) damages arising out of (A) the improper or wrongful termination of this Agreement by Supplier, or (B) abandonment of the Services by Supplier (except to the extent any such cessation of Services is expressly permitted under this Agreement), or (C) Supplier's refusal or failure to provide Disengagement Assistance as required by this Agreement;

(iii) damages arising out of a Party's breach of its obligations in Article 21 (Confidentiality), except with respect to Protected Health Information and Personally Identifiable Information (which are governed by Section 24.2(d)(iii) below);

(iv) damages arising out of a Party's breach of its obligations to comply with applicable Laws as set forth in Section 27.7;

(v) Claims and Losses that are the subject of indemnification pursuant to Sections 23.1 (Indemnification by Supplier) and 23.3 (Indemnification by Health Net), but not those indemnities described in Section 24.2(d)(iv).

(d) Liability Cap relating to PHI, PII and certain other items. Notwithstanding Sections 24.2(a), 24.2(b), and 24.2(e), each Party's total liability to the other, including under this Agreement, whether in contract or in tort (including breach of warranty, negligence and strict liability in tort) for all claims, liabilities and damages relating to or arising from the following, will be limited in the aggregate, to ***:

(i) A Party's breach of the Business Associate Agreement, including breaches related to Protected Health Information;

(ii) A Party's breach of its obligations in Article 14 (Data Security And Protection) or damages attributable to Supplier's breach of its obligations with respect to Health Net Data;

(iii) a Party's breach of its obligations in Article 21 (Confidentiality) relating to Protected Health Information or Personally Identifiable Information;

(iv) Claims and Losses that are the subject of indemnification pursuant to Section 23.1(d) and 23.1(e) (*Indemnification by Supplier*) and 23.3(e) (*Indemnification by Health Net*);

(v) a Party's misappropriation or infringement of the other Party's Intellectual Property Rights; and

(vi) any other damages relating to Health Net Data or Personally Identifiable Information, or a Security Breach.

For clarity, the exclusions of liability set forth in Section 24.2(a) will not apply to any of the damages described in this Section 24.2(d).

(e) Damages Subcap relating to TPUSA. Notwithstanding Section 24.2(b), Supplier's total liability to Health Net arising out of the acts or omissions of TPUSA in its role as an Approved Subcontractor providing Contact Center Services under this Agreement, whether in contract or in tort (including breach of warranty, negligence and strict liability in tort) will be limited, in the aggregate, to the greater of:

(i) *** of the total charges paid or payable by Health Net to Supplier pursuant to this Agreement for proper performance of the Services for the twelve (12) months prior to the month in which the most recent event based on TPUSA's acts or omissions giving rise to liability occurred, provided that if the event giving rise to liability occurs during the first twelve (12) months after the BPaaS Services Commencement Date, the liability cap amount for this clause (i) will be an amount equal to (A) *** of (B) twelve (12) times the result obtained by dividing (1) the total charges paid or payable under this Agreement from the BPaaS Services Commencement Date through the date on which such event occurred, by (2) the number of months from the BPaaS Services Commencement Date through such date; and

(ii) *** with respect to the following items: (a) damages arising out of the intentional or reckless misconduct or gross negligence of TPUSA, (b) damages arising out of TPUSA's improper or wrongful termination of Supplier's subcontract agreement with TPUSA for the Contact Center Services, wrongful abandonment of the Services by TPUSA or TPUSA's refusal or failure to provide disengagement assistance as required by Supplier's subcontract agreement with TPUSA, (c) TPUSA's obligations under Sections 6.5 (Compliance with Law), Section 7 (Intellectual Property and Confidentiality) or Section 9 (Indemnity) of Supplier's subcontract agreement with TPUSA for the Contact Center Services.

Notwithstanding the foregoing, the cap set forth in this Section 24.2(e) shall not apply to the extent that the TPUSA-caused event giving rise to liability is the result of Supplier's failure to properly manage (i) TPUSA or (ii) the Services performed by TPUSA. For clarity, the exclusions set forth in Section 24.2(a) will not apply to any of the damages governed by this Section 24.2(e) to the extent that they are also covered under Sections 24.2(c), 24.2(d) or 24.2(f).

(f) Stipulated Direct Damages. Without limiting (1) each Party's responsibility for direct damages under this Agreement, and (2) each Party's right to claim other direct damages, the following items shall be considered direct damages under this Agreement and are not prohibited by Section 24.2(a), to the extent they are reasonable:

(i) Costs incurred by Health Net to correct or have corrected any errors or other deficiencies in the Services rendered by Supplier;

(ii) Any portion of overpayments paid by Health Net to members due to errors of Supplier that remain unrecovered by Health Net ***;

(iii) Amounts paid by Health Net for interest arising out of Supplier's performance of the Services relating to examiner error ***;

(iv) Amounts paid by Health Net for fines arising out of Supplier's performance of the Services during each calendar year ***

(v) Performance Guarantee Group Payment Amounts owed by Supplier to Health Net pursuant to Schedule B (*Service Levels*);

(vi) Costs of recreating, restoring or reloading any of Health Net's information lost or damaged as a result of a failure by Supplier to perform the Services at all or in accordance with this Agreement. Such recreation, restoration and reloading costs shall include all activities and efforts that an IT group of a health insurance company may reasonably undertake to recreate, restore or reload such lost or damaged information, using efforts that are proportionate to the importance to Health Net of the information to be recreated, restored or reloaded and the volume of such lost or damaged information;

(vii) Costs of implementing a workaround in respect to a failure to perform the Services at all or in accordance with this Agreement;

(viii) Costs and expenses incurred by Health Net to acquire and have performed substitute services conforming to this Agreement in place of any Services Supplier fails to provide at all or in accordance with this Agreement;

(ix) Straight time, overtime, or related expenses incurred by Health Net or its Affiliates, including wages and salaries of additional personnel, travel, expenses, telecommunication and similar charges, arising out of the failure of Supplier to perform at all or in compliance with this Agreement;

(x) Amounts required to be paid by Health Net under any Law or by any court or governmental or regulatory authority, or incurred by Health Net to create and implement any corrective actions plan, and to satisfy an order or directive of a

court or governmental or regulatory authority arising out of Supplier's acts or omissions, and costs arising from settlements with such authorities, provided that interest and fines shall be governed by Sections 24.2(f)(iii) and (iv) above;

(xi) Identity-Related Costs incurred by Health Net, except to the extent that Supplier is able to demonstrate that a Security Breach was caused by Health Net's negligence, willful misconduct or breach of this Agreement, and

(xii) Damages arising out of a breach by Supplier of its obligations under Section 3.6 Schedule E (*Transitioned Employees*) with respect to the retention of Personnel Groups of Transitioned Personnel,

provided, however, that nothing in this Section 24.2(f) shall limit Supplier's obligations or liability under Section 23.1 (*Indemnification by Supplier*) above.

Each Party shall pay to the other Party upon request of such other Party any amount for which it is responsible under Sections 24.2(f)(ii). 24.2(f)(iii), 24.2(f)(iv), 24.2(f)(v) and 24.2(f)(xi) .

(g) For clarity, the amounts spent by an indemnitor in defense of a Claim for which it is responsible under this Agreement shall not be counted for purposes of computing the amount of total damages that have been incurred relative to the liability cap set forth in Section 24.2.

(h) Each Party has a duty to mitigate the damages suffered by it for which the other Party is or may be liable.

24.3 Force Majeure

(a) No Party will be liable for any default or delay in the performance of its obligations under this Agreement (i) if and to the extent such default or delay is caused, directly or indirectly, by fire, flood, pestilence, earthquake, elements of nature or acts of God, riots, or civil disorders, (ii) provided the non-performing Party is without fault in causing such default or delay, and such default or delay could not have been prevented by reasonable precautions and could not reasonably be circumvented by the non-performing Party through the use of alternate sources, workaround plans or other means (including with respect to Supplier by Supplier meeting its obligations for performing disaster recovery and business continuity services as described in this Agreement) (each such event a "***Force Majeure Event***").

(b) In such event the non-performing Party will be excused from further performance or observance of the obligations so affected for as long as such circumstances prevail and such Party continues to use Commercially Reasonable Efforts to recommence performance or observance without delay. Any Party so delayed in its performance will immediately notify the Party to whom performance is due by telephone (to be confirmed in writing within twenty-four (24) hours of the inception of such delay) and describe at a reasonable level of detail the circumstances causing such delay. To the extent the provision of the Services or any part thereof is prevented or materially affected by a Force Majeure Event, Health Net's obligation to pay Charges hereunder shall accordingly be reduced by an equitable amount (which in the case of total suspension of the Services would be an amount equal to the total charges hereunder for the period of suspension).

(c) If any event under Section 24.3(a) substantially prevents, hinders or delays performance of the Services, then Supplier shall use Commercially Reasonable Efforts to identify another Supplier location from which it might provide the Services without interference from such event, and if Health Net requests, Supplier shall assist Health Net in identifying an alternate source that may be able to provide the Services to Health Net during the time of such Force Majeure Event. If any event under Section 24.3(a) substantially prevents, hinders or delays performance of the Services necessary for the performance of functions reasonably identified by Health Net as critical for more than five (5) consecutive business days, then at Health Net's option: (i) Health Net may procure such Services from an alternate source, and in such event Supplier will reimburse Health Net for one-half of the difference between (A) the amount Health Net is obligated to pay the alternate source for such services, and (B) the amount that Health Net would have paid Supplier for such Services under this Agreement, for a period not to exceed one hundred eighty (180) days; (ii) Health Net may terminate any portion of this Agreement (including a SOW or a portion of a SOW) so affected without charge to Health Net or liability to Supplier and the Charges payable under this Agreement will be equitably adjusted to reflect those terminated Services; or (iii) Health Net may terminate this Agreement, without charge to Health Net or liability to Supplier, as of a date specified by Health Net in a written notice of termination to Supplier. Supplier will not have the right to any additional payments from Health Net for costs or expenses incurred by Supplier as a result of any Force Majeure Event.

(d) A Force Majeure Event will not relieve Supplier of its obligations to implement successfully all of the Services relating to disaster recovery services that are included in this Agreement within the time period described in this Agreement.

25. RULES OF CONSTRUCTION

25.1 Entire Agreement

This Agreement – consisting of the signature page, these Terms and Conditions and the attached Schedules and all SOWs and their attached Exhibits – constitutes the entire agreement between the Parties with respect to its subject matter and merges, integrates and supersedes all prior and contemporaneous agreements and understandings between the Parties (including as described in Section 3.1(c), the Original BPO Agreement), whether written or oral, concerning its subject matter. For clarity, at such time as the Original BPO Agreement is terminated as provided in Section 3.1(c), Health Net will not owe any penalties, termination fees, wind-down charges, or similar fees or charges in connection with such termination.

25.2 Contracting Parties; No Third Party Beneficiaries

This Agreement is entered into solely between, and may be enforced only by, Health Net and Supplier. This Agreement does not create any legally enforceable rights in third parties, including suppliers, subcontractors and customers of a Party, except as provided in this paragraph and Section 23 (Indemnification).

25.3 Contract Amendments and Modifications

Any terms and conditions varying from this Agreement on any order or written notification from either Party will not be effective or binding on the other Party. This Agreement may be amended or modified solely in a writing signed by an authorized representative of each Party.

25.4 Governing Law

This Agreement and performance under it shall be governed by and construed in accordance with the laws of the state of California without regard to its choice of law principles.

25.5 Relationship of the Parties

Supplier, in furnishing the Services, is acting as an independent contractor. Supplier has the sole right and obligation to supervise, manage, contract, direct, procure, perform or cause to be performed, all work to be performed by Supplier under this Agreement. Supplier is not an agent or partner of Health Net and has no authority to represent or bind Health Net as to any matters, except as expressly authorized in this Agreement. This Agreement establishes a nonexclusive relationship between the Parties.

25.6 Consents and Approvals

Where approval, acceptance, consent or similar action by either Party is required under this Agreement, such action will not be unreasonably delayed, conditioned or withheld unless this Agreement expressly provides that it is in the discretion of the Party. No approval or consent given by a Party under this Agreement will relieve the other Party from responsibility for complying with the requirements of this Agreement, nor will it be construed as a waiver of any rights under this Agreement (except to the extent, if any, expressly provided in such approval or consent). Each Party will, at the request of the other Party, perform those actions, including executing additional documents and instruments, reasonably necessary to give full effect to this Agreement.

25.7 Waiver

No failure or delay by a Party in exercising any right, power or remedy will operate as a waiver of that right, power or remedy, and no waiver will be effective unless it is in writing and signed by an authorized representative of the waiving Party. If a Party waives any right, power or remedy, the waiver will not waive any successive or other right, power or remedy that Party may have.

25.8 Remedies Cumulative

Except as otherwise expressly provided in this Agreement, all remedies provided in this Agreement are cumulative and in addition to and not in lieu of any other remedies available to a Party under this Agreement, at law, or in equity.

25.9 References

(a) The section headings and the table of contents used in this Agreement are for convenience of reference only and will not enter into the interpretation of this Agreement.

(b) Unless otherwise indicated, section references are to sections of the document in which the reference is contained. For example, section references in these Terms and Conditions are to sections of the Terms and Conditions and, likewise, section references in a Schedule to this Agreement are to sections of that Schedule.

(c) References to numbered (or lettered) sections of this Agreement also refer to and include all subsections of the referenced section.

(d) Unless otherwise indicated, references to Schedules to this Agreement also refer to and include all sub-Schedules to the referenced Schedule.

25.10 Rules of Interpretation

(a) Unless the context requires otherwise, (i) "***including***" (and any of its derivative forms) means including but not limited to, (ii) "***may***" means has the right, but not the obligation to do something and "***may not***" means does not have the right to do something, (iii) "***will***" and "***shall***" are expressions of command, not merely expressions of future intent or expectation, (iv) "***written***" or "***in writing***" is used for emphasis in certain circumstances, but that will not derogate from the general application of the notice requirements set forth in Section27.5 (Notices) in those and other circumstances, (v) use of the singular imports the plural and vice versa, and (vi) use of a specific gender imports the other gender(s).

(b) References in this Agreement to "***hours***", "***days***", or "***years***" that do not specifically refer to Business Hours, Business Days or Contract Years are references to clock hours, calendar days, or calendar years, respectively, unless otherwise provided.

25.11 Order of Precedence

(a) If there is any conflict between this Agreement and any document incorporated by reference into this Agreement, the Parties shall attempt to read any such conflicting provisions consistently, however, in the event such a consistent reading cannot be accomplished, the order of precedence will be as follows: (i) the Terms and Conditions and any amendments thereto, (ii) the Schedules, (iii) the Initial SOWs and the Transition Manual (it being the intent of the Parties that such documents shall be give equal priority), (iv) other attachments to this Agreement, and (v) other documents incorporated by reference.

(b) If there is any conflict between any Future SOW and the other terms of this Agreement, the Parties shall attempt to read any such conflicting provisions consistently, however, in the event such a consistent reading cannot be accomplished, such Future SOW will take precedence over such other terms of this Agreement with respect to such Future SOW only if and to the extent the requirements of Section 3.7(a)(ii)(A) are satisfied. If such requirements are not satisfied, then the other terms of this Agreement shall govern.

25.12 Severability

If any provision of this Agreement conflicts with the Law under which this Agreement is to be construed or if any provision of this Agreement is held invalid, illegal, or otherwise unenforceable by a competent authority, such provision will, if possible, be deemed to be restated to reflect as nearly as possible the original intentions of the Parties in accordance with applicable Law. In any event, the remainder of this Agreement will remain in full force and effect.

25.13 Counterparts

This Agreement may be executed in several counterparts and by facsimile or PDF signature, all of which taken together constitute a single agreement between the Parties. Each signed counter-part, including a signed counterpart reproduced by reliable means (including facsimile and PDF), will be considered as legally effective as an original signature.

25.14 Reading Down

If a provision of this Agreement is reasonably capable of an interpretation which would make that provision valid, lawful and enforceable and an alternative interpretation that would make it unenforceable, illegal, invalid or void then, so far as is possible, that provision will be interpreted or construed to be limited and read down to the extent necessary to make it valid and enforceable.

26. DISPUTE RESOLUTION

Any dispute between the Parties arising out of or relating to this Agreement, including with respect to the interpretation of any provision of this Agreement or with respect to performance by Supplier or Health Net, will be resolved as provided in this Section 26 (Dispute Resolution).

26.1 Informal Dispute Resolution

(a) Subject to Section 26.1(b), the Parties initially will attempt to resolve any dispute arising out of or relating to this Agreement informally in accordance with the following:

(i) Within ten (10) days after a Party receives notice of a dispute from the other Party ("***Dispute Date***"), it will designate a senior representative (*i.e.*, a person whose rank within the company is superior to, in the case of Supplier, the Client Partner, and in the case of Health Net, the Health Net Program Manager) who does not devote substantially all of his time to performance under this Agreement, who will offer to meet with the designated senior representative of the other Party for the purpose of attempting to resolve the dispute amicably.

(ii) The appointed representatives will meet promptly to discuss the dispute and attempt to resolve it without the necessity of any formal proceeding. They will meet as often as the Parties deem necessary in order that each Party may be fully advised of the other's position. During the course of discussion, all reasonable requests made by one Party to the other for non-privileged information reasonably related to the matters in dispute will be honored promptly.

(iii) The specific format for the discussions will be left to the discretion of the appointed representatives.

(b) Formal dispute resolution may be commenced by a Party upon the first to occur of any of the following:

(i) the appointed representatives conclude in good faith that amicable resolution of the dispute through continued negotiation does not appear likely;

(ii) thirty-five (35) days have passed from the Dispute Date (this period will be deemed to run notwithstanding any claim that the process described in this Section 26.1 (Informal Dispute Resolution) was not followed or completed); or

(iii) commencement of formal dispute resolution is deemed appropriate by a Party to avoid the expiration of an applicable limitations period or to preserve a superior position with respect to other creditors, or a Party makes a good faith determination, including as provided in Section26.4 (Equitable Remedies), that a

breach of this Agreement by the other Party is such that a temporary restraining order or other injunctive or conservatory relief is necessary.

(c) All timeframes specified in this Section 26.1 are not-to-exceed durations. In the event of disputes related to compliance with Laws, Health Net may request (and Supplier shall use all best efforts to comply with) shorter timeframes as needed in order for Health Net to respond to any Regulator or regulatory deadlines.

26.2 Litigation

For all litigation which may arise with respect this Agreement, the Parties irrevocably and unconditionally submit (a) to the exclusive jurisdiction and venue (and waive any claim of ***forum non conveniens*** and any objections as to laying of venue) of the United States District Court for the Central District of California, or (b) if such court does not have subject matter jurisdiction, to the Superior Court of the State of California, Los Angeles County in connection with any action, suit or proceeding arising out of or relating to this Agreement. The Parties further consent to the jurisdiction of any state court located within a district that encompasses assets of a Party against which a judgment has been rendered for the enforcement of such judgment or award against the assets of such Party.

26.3 Continued Performance

Each Party agrees (a) to continue performing its obligations under this Agreement while a dispute is being resolved except (and then only) to the extent performance is prevented by the other Party or the issue in dispute precludes performance, and (b) not to take any action that intentionally obstructs, delays, or reduces in any way the performance of such obligations. For the avoidance of doubt, a good faith dispute regarding invoiced charges and Health Net's withholding payment of disputed charges as permitted under this Agreement will not be considered to prevent Supplier from performing the Services or preclude performance by Supplier, nor will this Section 26.3 be interpreted to limit either Party's right to terminate this Agreement (in whole or in part) or any SOW (in whole or in part) as provided in Section 16 (Termination).

26.4 Equitable Remedies

Each Party acknowledges that a breach of any of its obligations under the Sections of this Agreement listed below, or its infringement or misappropriation of any Intellectual Property Rights of the other Party, may irreparably harm the other Party in a way that could not be adequately compensated by money damages. In such a circumstance, the aggrieved Party may (in addition to all other remedies and rights) proceed directly to court notwithstanding the other provisions of this Section 26 (Dispute Resolution). If a court of competent jurisdiction should find that a Party has breached (or attempted or threatened to breach) any such obligations, such Party agrees that without posting bond or proving damages and without any additional findings of irreparable injury or other conditions to injunctive relief, it will not oppose the entry of an appropriate order compelling its performance of such obligations and restraining it from any further breaches (or attempted or threatened breaches) of such obligations. The following Sections are subject to this paragraph:

(a) Section 14 (Data Security and Protection);

(b) Section 15 (Intellectual Property Rights);

(c) Section 16 (Termination);

(d) Section 21 (Confidentiality);

(e) Section 23 (Indemnification);

(f) Section 27.7; and

(g) Schedule E (*Transitioned Employees*).

26.5 Waiver of Jury Trial

THE PARTIES HEREBY UNCONDITIONALLY WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION ARISING DIRECTLY OR INDIRECTLY OUT OF, RELATED TO, OR IN ANY WAY CONNECTED WITH, THE PERFORMANCE OR BREACH OF THIS AGREEMENT, OR THE RELATIONSHIP THAT IS BEING ESTABLISHED BETWEEN THEM. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT OR OTHER TRIBUNAL (INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS). THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THE WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT, AND RELATED DOCUMENTS, OR TO ANY OTHER DOCUMENTS OR AGREEMENTS RELATING TO THIS TRANSACTION OR ANY RELATED TRANSACTION. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A CONSENT TO A TRIAL BY THE COURT.

26.6 Disclaimer of Uniform Computer Information Transactions Act

TO THE MAXIMUM EXTENT PERMITTED UNDER APPLICABLE LAW, THE PARTIES DISCLAIM AND NONE OF THIS AGREEMENT SHALL BE SUBJECT TO THE UNIFORM COMPUTER INFORMATION TRANSACTIONS ACT ("***UCITA***") (PREPARED BY THE NATIONAL CONFERENCE OF COMMISSIONERS ON UNIFORM STATE LAWS) AS CURRENTLY ENACTED OR AS MAY BE ENACTED, CODIFIED OR AMENDED FROM TIME TO TIME BY ANY JURISDICTION. TO THE EXTANT THAT ANY ASPECT OF THIS AGREEMENT OR ANY LICENSE GRANTED UNDER THIS AGREEMENT IS UNCLEAR OR DISPUTED BY THE PARTIES AND UCITA, IF APPLIED, WOULD CLARIFY SUCH LICENSE OR RESOLVE SUCH DISPUTE, THE PARTIES AGREE TO CLARIFY SUCH LICENSE OR RESOLVE SUCH DISPUTE INDEPENDENTLY OF UCITA BY APPLYING THE INTENT OF THE PARTIES AT THE TIME THAT THEY ENTERED THIS AGREEMENT.

27. GENERAL

27.1 Binding Nature and Assignment

This Agreement is binding on the Parties and their respective successors and permitted assigns. Supplier acknowledges that the Services are personal in nature and that, as a result, Supplier may not assign this Agreement or delegate (except to Subcontractors as permitted in Section 7.7 its rights or obligations under this Agreement, whether by operation of law or otherwise, without the

prior written consent of Health Net (which may be conditioned upon Health Net (or the applicable Health Net Affiliate or Health Net lines of business) providing prior notification to, and receiving approval from, applicable Regulator(s) and customers). Health Net may not assign this Agreement or delegate its rights or obligations under this Agreement without the prior written consent of Supplier except to a Health Net Affiliate or to the successor in a merger or reorganization of Health Net or an entity that acquires Control of Health Net or acquires all or substantially all of Health Net's business or assets. Any attempted assignment in violation of this Section 27.1 will be void and will constitute a material breach of this Agreement by the Party attempting the assignment. A Party assigning this Agreement or delegating its rights or obligations under this Agreement must provide prompt notice of the assignment or delegation to the other Party after its effective date, subject to the prior regulatory approval set out above.

27.2 Ethics Hotline

Supplier agrees to report any violation of Law (including HIPAA and the FCPA) committed by Supplier, its employees or subcontractors in the performance of the Services to Health Net's Ethics Hotline at (888) 866-1366 or Health Net's Ethics Officer at Health Net's address for Notices.

27.3 Nondiscrimination

(a) Neither Party shall discriminate against any Beneficiary in the provision of Services hereunder, whether on the basis of the Beneficiary's coverage under a Benefit Program, age, sex, marital status, sexual orientation, race, color, religion, ancestry, national origin, disability, handicap, health status, source of payment, utilization of medical or mental health services or supplies, or other unlawful basis including, without limitation, the filing by such Beneficiary of any complaint, grievance or legal action against Supplier, Health Net, or a Health Net Affiliate. Supplier agrees to make reasonable accommodations for Beneficiaries with disabilities or handicaps, including but not limited to, providing auxiliary aids and services to Beneficiaries at Supplier's expense, as required by law.

(b) This Agreement is subject to the affirmative action and nondiscrimination requirements of Executive Order 11246 as amended, Section 503 of the Rehabilitation Act of 1973, and Section 402 of the Vietnam Era Veterans' Readjustment Assistance Act of 1974, and with all rules, regulations, pertaining thereto, which are incorporated herein by specific reference.

(c) Supplier and its subcontractors shall abide by the requirements of 41 CFR 60-300.5(a) and 60-741.5(a). These regulations prohibit discrimination against qualified individuals on the basis of protected veteran status or disability, and require affirmative action by covered prime contractors and subcontractors to employ and advance in employment qualified protected veterans and individuals with disabilities.

27.4 Beneficiary Hold Harmless

Supplier will (a) not hold any Beneficiary liable for fees that are the responsibility of Health Net or a Health Net Affiliate; and (b) ensure that Supplier's subcontractors will not hold any Beneficiary liable for fees that are the responsibility of Health Net or a Health Net Affiliate.

27.5 Notices

(a) All notices, requests, demands and determinations under this Agreement (other than routine operational communications), shall be in writing and shall be deemed duly given (i) when delivered by hand, (ii) on the designated day of delivery after being timely given to an express overnight courier with a reliable system for tracking delivery, (iii) six (6) days after the day of mailing, when mailed by United States mail, registered or certified mail, return receipt requested and postage prepaid, and addressed as follows:

(i) In the case of Health Net:

Health Net, Inc.
21650 Oxnard Street
Woodland Hills, CA 91367
Attn: Vendor Management Officer

With a copy to:

Health Net, Inc.
21650 Oxnard Street
Woodland Hills, CA 91367
Attn: General Counsel

(ii) In the case of Supplier:

Cognizant Technology Solutions US Corporation
500 Frank W. Burr Blvd.
Teaneck, New Jersey 07666
Attn: General Counsel

(b) A Party may from time to time change its address or designee for notification purposes by giving the other prior written notice of the new address or designee and the date upon which it will become effective.

27.6 Non-solicitation of Employees

(a) Except as provided in Schedule E (*Employee Transfer*), Supplier will not solicit or seek to procure the employment of any Health Net personnel, either directly or indirectly (other than by general advertising not specifically targeted at Health Net's employees) until after the date on which any such Health Net personnel is terminated by Health Net, or three (3) months after any such Health Net Personnel voluntarily ceases to be employed by Health Net, without the prior written consent of Health Net (which consent is deemed given as of the Effective Date for the Affected Employees).

(b) Except as provided in Schedule L (*Disengagement Assistance*), Health Net will not solicit or seek to procure the employment of any Supplier Personnel, either directly or indirectly (other than by general advertising not specifically targeted at Supplier's employees) until after the date on which any such Supplier Personnel is terminated by Supplier, or three (3) months after any such Supplier personnel voluntarily ceases to be employed by Supplier, without the prior written consent of Supplier.

27.7 Compliance with Laws

(a) Supplier's Obligations.

(i) Supplier agrees at its cost and expense (x) to comply with its obligations under the Regulatory Compliance Addendum attached hereto as Schedule K (*Regulatory Compliance Addendum*), and (y) obtain all necessary approvals, licenses, and permits required by Law, and to comply with all Laws, in each case as applicable to:

(A) its business (or that of any of its Affiliates);

(B) the performance of any of its obligations under this Agreement;

(C) the Services that Supplier is obligated to provide under this Agreement, including as such obligations may evolve pursuant to this Agreement, including Services provided with respect to any jurisdiction in which Health Net does business; or

(D) its obligations under Sections 14.3, 14.6, 14.8, and 14.9.

(ii) If Supplier is charged with failing to comply with any such Laws, it shall promptly notify Health Net of the charges in writing.

(iii) Supplier shall identify, track and report any failure by Supplier to comply with Laws or failure (or suspected failure) to comply with the Compliance Services set forth in Section 3.5 of Schedule A (*Cross Functional Services*). Such report shall be made to Health Net with five (5) days of Supplier's learning of same.

(iv) Health Net, not Supplier, shall be responsible (as provided in Section 27.7(b)(iii)(ii) below) for discovering, identifying, and notifying Supplier of new Laws and changes in Laws applicable to Health Net's own business and operations that are applicable to the Services but would not otherwise be applicable to Supplier. Upon receiving notification of a new Law or change in Law applicable to the Services, Supplier shall prepare for Health Net's approval draft policies concerning compliance with the new Law or change in Law. Health Net shall review and the following portions of policies submitted by Supplier: policy statement, policy purpose, scope/limitations, references and definitions ("Reviewed Policy Provisions"), but Supplier shall be responsible for any other portions of such policies. Supplier shall comply with all such Reviewed Policy Provisions approved by Health Net. Supplier shall alone be responsible for the development and implementation of operational procedures to facilitate Supplier's compliance with such policies.

(b) Health Net's Obligations.

(i) Health Net agrees at its cost and expense (x) to comply with its obligations under the Regulatory Compliance Addendum attached hereto as Schedule K (*Regulatory Compliance Addendum*), and (y) obtain all necessary approvals, licenses and permits required by Law, and to comply with all Laws, in each case as applicable to:

(A) its business (or that of any of its Affiliates);

(B) the performance of any of its obligations under this Agreement; or

(C) its obligations under Sections 14.6 and 14.8.

(ii) If Health Net is charged with failing to comply with any such Laws it shall promptly notify Supplier of the charges in writing.

(iii) As between Health Net and Supplier, Health Net shall be responsible for discovering, identifying, and notifying Supplier of new Laws and changes in Laws applicable to Health Net's own business and operations that are applicable to the Services but would not otherwise be applicable to Supplier.

(c) If there is a Law with which Supplier is obligated to comply pursuant to Section 27.7(a) and Health Net is obligated to comply pursuant to Section 27.7(b), each Party shall have the financial responsibility for its own compliance with such Law.

(d) When either Party receives notice of a change in Law applicable to the Services or the other Party's activities pursuant to this Agreement, such Party will promptly provide notice to the other Party.

(e) For the avoidance of doubt, nothing contained in this Agreement shall require either Party to act in any illegal manner.

27.8 Covenant of Good Faith

Each Party, in its respective dealings with the other Party under or in connection with this Agreement, will act reasonably and in good faith.

27.9 Public Disclosures

Neither Party shall make any media releases, public announcements or public disclosures relating to this Agreement or the subject matter of this Agreement, including promotional or marketing material, but not including disclosures to the extent required to meet legal or regulatory requirements beyond the reasonable control of the disclosing Party without the prior written consent of the other Party.

27.10 Service Marks

Supplier will not, without Health Net's consent, use the name, service marks or trademarks of Health Net in any advertising or promotional materials prepared by or on behalf of Supplier.

27.11 Guaranty

Supplier shall cause the Guaranty Agreement, attached as Schedule V (*Guaranty*), to be executed by Cognizant Technology Solutions Corporation and delivered to Health Net concurrently with the execution of this Agreement. Failure to do so will constitute a material breach of this Agreement by Supplier.

27.12 Mutually Negotiated

No rule of construction will apply in the interpretation of this Agreement to the disadvantage of one Party on the basis that such Party put forward or drafted this Agreement or any provision of this Agreement.

IN WITNESS WHEREOF, Health Net and Supplier have each caused this Agreement to be signed and delivered by its duly authorized officer, all as of the date first set forth above.

Health Net, Inc.

By: /s/ James E. Woys

Print Name: James E. Woys

Title: EVP, COO & CFO

Date: ______________________

Cognizant Healthcare Services, LLC

By: /s/ Steven Schwartz

Print Name: Steven Schwartz

Title: Executive Vice President Chief Legal and Corporate Affairs Officer

Date: ______________________

SCHEDULE A

CROSS FUNCTIONAL SERVICES

SCHEDULE A
CROSS FUNCIONAL SERVICES

Table of Contents

SCHEDULE A

CROSS FUNCTIONAL SERVICES

1 INTRODUCTION

1.1 General

(a) This Schedule A (*Cross Functional Services*) describes, among other things, those Cross Functional Services and Embedded Processes to be performed and delivered by Supplier, which are applicable to all of the Services performed by Supplier under this Agreement.

(b) The Services are required for Health Net's business operations in the United States, including its territories.

(c) References to specific resources (e.g., tools, systems) in this Schedule A (*Cross Functional Services*), any SOW, or elsewhere in the Agreement that are used by Supplier in performing the Services shall be deemed to include successor or replacement resources.

(d) Supplier shall manage and perform the Services in a tightly integrated manner (with appropriate consideration given at all times to the impact of change to all Services).

(e) Supplier shall provide such information as may be reasonably requested by Health Net from time to time to support Health Net's investigation into potential violations of Health Net's policies and procedures.

(f) All communications and documentation will be in English unless otherwise specified in the Agreement.

(g) Supplier shall generate and provide to Health Net (i) each operational report generated prior to the BPaaS Services Commencement Date, unless and until Health Net confirms in writing that such operational report is no longer required, (ii) such other operational reports as Health Net may reasonably request from time to time, and (iii) such modifications to or replacements for the foregoing reports as may be necessary to reflect changes to and evolutions of the Cross Functional Services during the term of the Agreement.

1.2 Solution

Schedule A-1 (*Cross Functional Solution*) describes how Supplier will perform and deliver the Services in a manner that meets the requirements of the Agreement (the "***Cross Functional Solution***"). Except where explicitly noted otherwise, Schedule A-1 (*Cross Functional Solution*) is intended to describe the future "To-Be" service delivery environment and processes and tools to be implemented and used by Supplier in performing the Services. Supplier's performance of the Services will be in accordance with the Solution. The Solution may not modify or change the scope of Services to be provided under, or any other terms or conditions of, this Agreement.

1.3 Hours of Coverage

The hours of coverage for each of the Services are set forth in Schedule A-1 (*Cross Functional Solution*). Supplier will at minimum mirror the regular operating hours adhered to by the Health

Net personnel performing the Cross Functional Services as of the Effective Date. Supplier acknowledges and agrees that performance of the Cross Functional Services will regularly require Supplier Personnel to perform additional/overtime work outside regular operating hours, and that such additional/overtime work is within the scope of the Cross Functional Services.

Supplier will extend its hours of operations (for example, through overtime, weekend and holiday work) from time to time as needed to meet regulatory requirements, Compliance and Service Level metrics and other requirements of the Agreement. Supplier's work during such extended hours of operations is within the scope of the Cross Functional Services.

Within the regular hours of operations set forth in Schedule A-1 (*Cross Functional Solution*), Supplier will have staff work according to defined shift schedules. However, Supplier will make reasonable efforts to permit Supplier staff to work flexible shift times when that can be done without jeopardizing Supplier's ability to meet regulatory requirements, Compliance and Service Level metrics and other requirements of the Agreement.

1.4 Definitions

Capitalized terms not defined in this Schedule A (*Cross Functional Services*) shall have the meanings given them in Schedule W (Glossary) or elsewhere in this Agreement.

(a) "***Channels***" means various forms of communication including phone, chat, email, text, and SMS.

(b) "***Health Net Departments***" means Claims, Membership, Configuration, Correspondence, Customer Contact Center, and Appeals & Grievances.

(c) "***Health Net Investigations***" means any effort that Health Net (including the Health Net Compliance Department, Vendor Oversight, or any other department) undertakes to obtain information necessary to perform an internal audit or monitoring process, obtain information necessary to respond to regulators or other external entities, or otherwise ensure compliance with business and regulatory requirements.

(d) "***Member***" means a person who is properly enrolled in and eligible to receive covered services under a Health Net benefit program at the time covered services are rendered.

(e) "***Plan***" means a health insurance plan offered by Health Net.

(f) "***Provider***" means a facility, physician, physician organization, independent practice association, health care provider, supplier, or other organization that may provide covered services.

(g) "***Ramp Up***" means the period of time from when an associate completes process training to the time when the agent starts meeting the required quality SLAs and 100% productivity standards.

(h) "***Regions***" means (i) Arizona, (ii) California, and (iii) Oregon/Washington.

(i) "***RTO***" means recovery time objective.

(j) "***Supplier Facilities***" means those locations set forth in Schedule F (Supplier Facilities).

(k) "***Tower(s)***" means the set of Services described in each Statement of Work.

(l) "***Transition Management Office***" or "***TMO***" means the Supplier resources dedicated to managing the Transition as further described in the Transition Manual.

1.5 Changes

Material additions to, deletions from, or other changes in the Services described in this Schedule A (*Cross Functional Services*) are subject to the Change Control Process.

2 RESPONSIBLE PARTY

Process / Function ID	Process/Function Name / Description	Line of Business	Region	Resp. Party	
				Supplier	HN
CF1	Business Continuity & Disaster Recovery Services	All	All	X	
CF2	Training Services	All	All	X	
CF3	Documentation	All	All	X	
CF4	ERM Services	All	All	X	
CF5	Regulatory Compliance Adherence	All	All	X	
CF6	Innovation	All	All	X	
CF7	Root Cause Analysis	All	All	X	
CF8	Managed Third Party Contract Service	All	All	X	
CF9	Reporting and Analytics	All	All	X	
CF10	User Acceptance Testing	All	All	X	
CF11	Return Mail Processing	All	All	X	
CF12	Inventory Management	All	All	X	
CF13	Collection of Funds	All	All	X	
CF14	Issue/Error Resolution	All	All	X	
CF15	Integration Services	All	All	X	
CF16	Translation Services	All	All	X	

3 CROSS-FUNCTIONAL SERVICES

Supplier shall provide the following cross-functional services (the "***Cross Functional Services***") as part of the Services and any other Services the Parties may agree to add to the scope of this Agreement. In the event that Health Net terminates the provision of any part of the Services pursuant to this Agreement, Supplier shall continue to provide the Cross Functional Services set forth in this Section 3 as such Cross Functional Services relate to the remaining Services.

3.1 Business Continuity & Disaster Recovery Services

(a) "***Business Continuity and Disaster Recovery Services***" are (i) the Functions associated with planning, documenting, implementing, maintaining and periodically testing a mutually agreed-upon business continuity plan that ensures that the Services are sustained at a suitable and appropriate level during any business disruption, disaster or Force Majeure event (the "***Business Continuity Plan***"), and (ii) the IT Continuity and Business Recovery Services set forth in Schedule A-3 (*IT Continuity and Business Recovery Services*).

(b) Supplier will assume responsibility for performing Business Continuity and Disaster Recovery Services for each Service as of the BPaaS Services Commencement Date. Supplier will adopt Health Net's then existing business continuity plan for all operations that remain at Health Net Facilities following the BPaaS Services Commencement Date. Supplier will develop a Business Continuity Plan and Disaster Recovery Plan for all Services to be performed at Supplier Facilities (i) prior to the BPaaS Service Commencement Date or (ii) for Services transitioned after the BPaaS Services Commencement Date, prior to the date that such Service is transitioned from a Health Net Facility to a Supplier Facility. No later than eighteen (18) months following the BPaaS Services Commencement Date, Supplier will fully implement a tested Business Continuity Plan for the Services in compliance with all enhanced requirements set forth in this Agreement.

(c) Supplier will ensure during the Transition and during steady state that at all times the Services comply with Health Net's disaster recovery policies and business requirements (and changes thereto), including any applicable regulatory requirements, to the extent such plans, policies, requirements and regulations apply to the Services. Supplier will store the Business Continuity Plans in readily accessible locations for access in the event of a disaster.

(d) Among other things, the Business Continuity Plan shall:

(i) Contain a brief description of processes and procedures used to recover the Services, and associated time frames for the recovery of such Services, including a prioritized listing of Services, subject to Health Net's input, review and approval;

(ii) Contain notification procedures to alert Health Net of Service disruptions including off-hour and weekend coverage; and

(iii) Describe Supplier's and Health Net respective recovery responsibilities.

(e) The Parties will alert each other of any deficiencies discovered in the Business Continuity Plan that would adversely affect Health Net or the provision of Services.

(f) With cooperation and approval from Health Net, Supplier shall review and update, the Business Continuity Plan at a minimum on an annual basis or as otherwise warranted by (i) business or technical changes (or both), (ii) requirements of applicable Laws, and (iii) otherwise as necessary to maintain compatibility with Health Net's overall business

continuity plan. Supplier will receive business direction and requirements from Health Net and must receive authorization from Health Net to make significant changes to the strategic and/or tactical direction of Health Net's overall business continuity plan.

(g) As part of the Business Continuity and Disaster Recovery Services, Supplier will:

(i) assess and define functional, performance, availability, maintainability and disaster recovery needs and the security requirements to meet user, regulatory, client and company policy requirements; and

(ii) propose functional, performance, availability, maintainability and disaster recovery requirements and establish standards (e.g., support processes and procedures).

(h) As part of the Business Continuity and Disaster Recovery Services, Supplier will:

(i) provide training and support to Health Net technical and business unit employees for the necessary technical and non-technical (process oriented) changes that would become necessary and executed during emergencies and business disruption events affecting the Services; and

(ii) perform education and awareness training related to the Business Continuity Plan for all Supplier Personnel.

(i) As part of the Business Continuity and Disaster Recovery Services Supplier will, at a minimum:

(i) Perform the Business Continuity and Disaster Recovery Services in accordance with ISO 22301 (or any replacement standard during the Term that is mutually agreed upon by Supplier and Health Net) and any additional standards and procedures mutually agreed upon by Supplier and Health Net;

(ii) Include the capabilities to transition back from the disaster recovery site to Supplier Facilities of the affected services and restoration of Services at the affected site upon cessation of the disaster;

(iii) Include the capabilities to allow the same Supplier Personnel assigned to perform the Services to continue providing the Services in the event of a disaster;

(iv) Upon cessation of the disaster, implement the activities necessary to restore the affected Services at the affected locations with the capabilities to meet the RTO and other turnaround times set forth in the Business Continuity Plan;

(j) Test Supplier's disaster recovery and business continuity plans (including the Business Continuity Plan), as warranted by (i) business or technical changes (or both), (ii) Health Net requirements as defined in this Schedule A (*Cross Functional Services*) or requirements of applicable Laws, and (iii) otherwise as necessary to maintain compatibility with Health Net's overall business continuity plan. Supplier will receive business direction and requirements from Health Net and must receive authorization from Health Net to make significant changes to the strategic and/or tactical direction of Health

Net's overall business continuity plan, procedures and capabilities with respect to each Supplier Facility and those related to or affecting the Services.

(k) Interface Supplier's disaster recovery and business continuity plans, procedures and capabilities with, and provide support and assistance to Health Net in connection with Health Net's annual testing of, Health Net's disaster recovery and business continuity plans, processes and procedures. Supplier will permit Health Net and its auditors to audit the Business Continuity Plans on an annual basis.

(l) In the event of a disaster, Supplier shall provide the Services and other business continuity Functions in accordance with the Business Continuity Plan. Supplier's Functions shall include the following:

(i) Providing a single 24 hour per day, 365 day per year (24/365) point-of-contact with at least two (2) alternative back-up points-of-contact with 24/365 availability for business continuity related communications and activities;

(ii) Paying all travel and living expenses incurred by Supplier Personnel in the performance of Supplier's responsibilities described in this Section 3.1 for Supplier's facilities offshore; and

(iii) Meet service levels established in the approved BCP/DR Plan related to mission critical processes required during the disaster event, with relief during the phase of Transition from any penalties (financial or otherwise) that occur as a result of documented deficiencies in the existing Health Net business continuity and disaster recovery testing reports related to services and supporting technology that are adopted by Supplier prior to development, approval, and testing of the Supplier's Business Continuity Plan, and with relief from consequences (financial impact or otherwise) outside of Supplier control and within scope of services provided by third parties contracted directly to Health Net.

(m) In the event of a disaster, Supplier shall not give priority to the recovery of other Supplier clients' processes with recovery time objectives that exceed Health Net's recovery time objectives for recovery of affected Equipment, Software, Services and data related to the Services deemed mission critical in the Business Continuity and Disaster Recovery Plan.

(n) In addition to the Functions described in Section 3.1(b) through 3.1(m) above, the Business Continuity & Disaster Recovery Services include the following activities:

(i) Develop, subject to Health Net's approval, the Business Continuity Plan in accordance with the requirements of this Section 3.1;

(ii) Conduct gap analyses of potential faults in meeting the RTO, in applications or processes used to perform the Services;

(iii) Propose to Health Net updates to Health Net's overall disaster recovery and business continuity plans and to the Business Continuity Plan, as needed to reflect changes in the Services, the technical environment, or requirements of applicable Laws;

(iv) Conduct tests of the Business Continuity Plan related to the Services;

(v) Participate, as requested by Health Net, in Health Net's disaster recovery and business continuity tests that will enable Health Net to test compatibility of their applications and processes with the recovery center environment;

(vi) Participate, as requested by Health Net, in Health Net's disaster recovery and business continuity testing (or, in the event of a disaster, disaster recovery and business continuity execution) for Health Net customers and business partners, including by coordinating with third parties as such third parties relate to the Services;

(vii) Integrate Supplier's disaster recovery and business continuity plans, procedures and capabilities with Health Net's disaster recovery and business continuity plans, processes and procedures;

(viii) Review and approval by Health Net of Supplier's disaster recovery and business continuity plans, test plans and testing results;

(ix) Participate with Health Net in the Joint Steering Committee and test team meetings for disaster recovery and business continuity;

(x) Communicate to Health Net proposed disaster recovery and business continuity plan changes, including changes in the Business Continuity Plan, due to any technical or business changes;

(xi) Identify and inform Health Net of opportunities (if any) for improvement of effectiveness and efficiencies in disaster recovery and business continuity functions;

(xii) Review and recommend opportunities for improvement of effectiveness and efficiencies in disaster recovery and business continuity functions;

(xiii) Communicate to Health Net disaster recovery and business continuity goals and initiatives, related to Supplier Services for the following year; and

(xiv) Report to Health Net, quarterly, all business continuity and disaster recovery activities as outlined in ISO 22301.

3.2 Training Services

"***Training Services***" are those Functions associated with the curriculum development, planning, scheduling and delivery of trainings in compliance with Laws for all Supplier Personnel performing the Services in the Claims, Membership, Appeals & Grievances, and Contact Center, including the following activities:

(a) Develop training curriculum needed to deliver the Services including training scenarios and knowledge checks;

(b) Develop training, including computer based training that comply with regulatory requirements;

(c) Provide training and oversight for External Employer Group Auditors;

(d) Maintain training calendar and inventory;

(e) Provide training reports to various parties including but not limited to Health Net Management, Health Net areas, Compliance, and Regulators;

(f) Document training attendance, course completion and other training related details;

(g) Manage and maintain intake process and system for new and adjusted training requests;

(h) Regular review of training technology, methodologies, courses, and approach;

(i) Perform needs assessment and training validation for any new training requests;

(j) Review audit findings and make recommendations to business areas for policy and procedure creation/updates, additional training, process automation tools, and/or process change/improvement;

(k) Provide regulatory training support including but not limited to ad hoc training requests and reporting; and

(l) Certify training staff.

Any Training Associates who perform any Training Services associated with the Offshore Restricted Entities listed in Section 3.1 of Schedule Y (*Offshore Prohibitions and Restrictions*) shall remain on-shore.

3.3 Documentation

"***Documentation Services***" means those Functions associated with maintaining, archiving, offsite storage, retrieval, and destruction of documentation as related to the Services in hard copy and/or electronic form, including the following activities:

(a) Recommending documentation requirements, location, and formats;

(b) Reviewing and approving documentation requirements, location and formats as appropriate;

(c) Maintaining, retrieving and archiving documentation in agreed format in support of the Services;

(d) Identifying documentation for archival per Health Net retention policies and coordinating with Health Net to prepare documents for delivery to offsite storage;

(e) Providing to Health Net any documentation as required in response to regulatory requirements, Health Net Investigations, and/or inquiries;

(f) Providing additional information as requested to support Health Net documentation requirements and Health Net proposal efforts;

(g) Enabling Health Net direct electronic access to documentation retained in accordance with the documentation requirements;

(h) Following Health Net's policies and processes for destruction of records, including acquiring Health Net approval prior to any document destruction;

(i) Storing business continuity documentation separate from standard retention documents;

(j) Complying with Health Net's Records Information Management (RIM policies, processes and procedures related to the retention, archive and destruction of documents (including any documents containing Confidential Information), and the ability to retain information in compliance with laws, legal and regulatory obligations and disaster recovery requirements;

(k) Maintaining documentation per legal hold requirements per regulatory and Health Net policies; and

(l) Marking and handling documentation in accordance with Health Net's Data Classification Policies and Procedures.

3.4 ERM Services

"***Enterprise Risk Management Services***" or "***ERM Services***" are those Functions associated with a formalized process to identify, assess, mitigate, monitor and report on risks, consistent with the Health Net ERM Guide and related processes/policies ("***ERM Framework***"), to the proper performance and fulfillment of the Solution and all Services performed by Supplier. Any such risks, assessment, mitigation and monitoring activity are reported to Health Net for its evaluation, monitoring and reporting requirements. In addition, ERM Services require Supplier to develop, implement, and manage solutions to mitigate the impact of existing and emerging risks.

ERM Services shall be overseen by a single accountable individual within Supplier's organization. Supplier shall conduct a risk assessment no less than twice a year that is consistent with and which supports the ERM Framework and report on the results of such risk assessments to Health Net along with Supplier's plans to monitor and mitigate any identified risks. Health Net will retain the final decision making authority of whether any suggested risks actually make the formal list and what risks can be closed and removed.

3.5 Regulatory Compliance Adherence Services

As a basic principle, Health Net must retain ownership of the compliance functions associated with the Services. For avoidance of doubt, Health Net will own and fully retain responsibility for (i) maintaining relationships with Regulators and policy makers as it relates to Health Net's business, (ii) interpreting new or modified Laws with which Health Net is responsible for complying pursuant to Section 27.7 (*Compliance with Laws*) of the Terms and Conditions; and (iii) drafting and submitting responses to regulator Communications.

"***Regulatory Compliance Adherence Services***" are the Functions necessary to manage compliance of the Services, including managing the compliance of all related downstream entities and entities with delegated Functions, in accordance with Law. The Regulatory Compliance Adherence Services include the following activities:

(a) As requested by Health Net to comply with Law, provide information related to the Services to enable Health Net to respond to directives, complaints, requests for

information or other communications from Regulators (e.g., CMS Memo, Annual call letters) (collectively, "***Regulator Communications***");

(b) Provide data to Health Net related to any in-scope Functions including audit activities and participate in data validation activities;

(c) Develop and distribute content for, and monitor evidence of completion of, compliance training for Supplier Personnel;

(d) Monitor Cognizant's compliance with Laws with which Cognizant is responsible for complying pursuant to Section 27.7 (*Compliance with Laws*) of the Terms and Conditions;

(e) Identify, track, report, and escalate issues of non-compliance (or suspected non-compliance) to Health Net within required timeframes;

(f) Implement, monitor and report on normal course of business controls;

(g) Notify downstream entities of compliance requirements, monitor downstream entity compliance, and report to Health Net on the compliance of downstream entities;

(h) Respond to data requests to support active Health Net Investigations; and

(i) Comply with due dates and turnaround times as specified by Health Net Legal and Regulatory Affairs.

3.6 Innovation Services

(a) "***Innovation***" means the development, discovery and/or application of new ideas, techniques, methods, processes or technology related to the Services that improve outcomes – be they financial or experiential – for Health Net's Members, Providers, Shareholders or other Stakeholders. "***Innovation Services***" are the Functions the Supplier will provide to ensure Innovation of the Services (including as required for Supplier to continuously evolve and improve the Services as required by Section 3.3 (*Evolution of the Services*) of the Terms and Conditions and Section 5.4 (*Continuous Improvement*) of Schedule B (*Service Levels*) and that Health Net receives the benefits from Supplier's continuous Innovation.

(b) As part of the Innovation Services and subject to 3.7(h), Supplier shall develop, implement, manage and maintain a set of processes, procedures and tools through which Supplier will continually monitor and improve its service delivery methods using industry recognized best practices. Supplier will identify weaknesses and opportunities for Innovation and improvement in its service delivery methods and systematically implement those Innovations and improvements.

(c) By the end of Transition and annually thereafter Supplier will provide to Health Net an Innovation Plan. Health Net will provide input to the Innovation Plan as it is developed and updated. Each Innovation Plan will include:

(i) An identification of general and industry specific business, medical (e.g., related to medical trends regarding claims and authorizations), and technical trends and

forecasts that inform both the Supplier and Health Net of new opportunities that could be used to improve financial or experiential outcomes;

(ii) An annual benchmark conducted by Supplier comparing itself against the Supplier Competitors listed in Schedule M (*Supplier Competitors*). The underlying purpose of the benchmark will be for Health Net to understand market capabilities and to stay current with market advancements;

(iii) The business challenges facing the Health Care Industry and Heath Net relative to Health Net's stated business goals and objectives;

(iv) Specific new, disruptive technological or scientific advances and their expected timeframes for practical (e.g., economically feasible) application of future advances within the context of Health Net's business and the Services;

(v) Reporting on the current STARs, HEDIS and NCQA rating for the Services over the previous year and a plan for improving each rating during the upcoming year;

(vi) For STARS, identifying goals for the upcoming year for each measure, initiatives to achieve the goals, and correlating metrics to track progress and inform that goals are on track; and

(vii) A rolling two year forecast identifying specific improvements in techniques, methods, processes or technologies that Supplier will implement to deliver ongoing Innovation within the scope of the Services and a list of prioritized recommendations as to how Health Net could take advantage of opportunities to innovate in areas related to the Services.

(d) Health Net and Supplier will utilize the Governance structure to ensure the Innovation Plan is completed timely, with Health Net participation as part of the Technology/Services Meetings, and that Supplier is executing upon the Innovation Plan. Supplier will provide quarterly reports to Health Net on Supplier's Innovation activities in support of the Innovation Plan.

(e) In addition to the annual Innovation Plan, Supplier shall:

(i) Continuously monitor industry trends, including through independent research, and document and report on products and services with potential use for Health Net on a quarterly basis.

(ii) Participate, as requested by Health Net, in technical and business planning sessions.

(f) Without limiting Supplier's obligation under Section 3.7(c), annually Health Net may conduct an assessment of (i) Supplier's Solution, (ii) Supplier's Service delivery environment, and (iii) the processes, procedures, software, systems and tools Supplier uses to perform the Services, that compares Supplier against Supplier's competitors and other entities (including other health insurance companies) performing similar services. The results of the assessment will be used to determine whether Supplier's Service offering and performance remain on pace with industry best practices and developments. At Health Net's discretion, an assessment under this Section 3.7(f) may be conducted by

Health Net or an independent industry-recognized service provider designated by Health Net ("***Assessor***"). Supplier agrees to cooperate with the Assessor, including, as appropriate, promptly making available knowledgeable personnel and pertinent documents and records, and providing the Assessor with access to relevant facilities, software, systems and tools used to perform the Services. At the conclusion of the assessment process the Assessor will issue a report of its findings and conclusions to Health Net. The Assessor's findings will be used to inform the annual Innovation Plan (described in Section 3.7(c) above).

(g) The assessment performed in accordance with Section 3.7(f) and Health Net's assessment of Supplier's execution of Innovation Services and the value of the Innovation Services will be included in the Stakeholder Satisfaction Survey.

(h) Health Net is not obligated to implement any recommendations by Supplier. Supplier does not need to seek Health Net approval for implementation of Innovation activities except as expressly required by this Agreement, including those subject to Change Control.

3.7 Root Cause Analysis Services

Supplier will develop, implement, and maintain a process to coordinate root cause analysis activities required to diagnose, analyze, recommend, take corrective measures across the Services, and provide reports on root cause analyses ("***Root Cause Analysis Services***"). Supplier will staff the Root Cause Analysis Services with appropriate roles in order to see Root Causes Analysis activities to conclusion. In addition to root cause analyses related to the operations, Supplier will perform all root cause analyses required by Health Net regulators (and within the timeframes specified by Health Net regulators) that relate to the Services. These Root Cause Analysis Services shall also include the Functions associated with Problem Identification and Resolution performed as part of the IT Services set forth in SOW #4 (*IT Services*).

3.8 Managed Third Party Contract Services

"***Managed Third Party Contract***" means a contract in the name of Health Net or a Health Net Affiliate used in support of the Services or complimentary to the Services (including those Managed Third Party Contracts set forth in Schedule O (*Health Net Provided Resources*) and those third party contracts identified through Exhibit A of SOW #4 (*IT Services*).

"***Managed Third Party Contract Services***" means the Functions associated with managing the Managed Third Party Contracts in place as of the Effective Date and entered into by Health Net after the Effective Date . Health Net shall have the right to add additional Managed Third Party Contracts by sending written notice to Supplier.

Supplier shall provide the Managed Third Party Contract Services with respect to the Managed Third Party Contracts, including the following activities:

(a) Performing commercial Functions including:

(i) Understanding contractual commitments in the Managed Third Party Contracts.

(ii) Serving as primary point of contact with Health Net for interpretation and modification of contracts with third party suppliers.

(iii) Authorizing scope changes, project work and obtaining and documenting all requisite approvals to establish an appropriate audit trail, within Health Net guidelines for Managed Third Party Contracts. Any such scope changes as well as exceptions to Health Net guidelines will require Health Net's prior written approval before any work is performed. If no guidelines are established for a specific Managed Third Party Contract, Supplier will consult with Health Net regarding any such scope change.

(iv) Revising Managed Third Party Contracts to reflect changes in scope, new services, service levels and other conditions upon prior approval by Health Net, including those related to formal change requests.

(v) Performing general administrative tasks associated with Managed Third Contracts, including maintaining records and documentation related to Managed Third Contracts, recording decisions in contract files.

(vi) Maintaining Health Net-provided copies of all Managed Third Party Contracts (or a Health Net-provided summary of the pertinent information contained in each Managed Third Party Contract), including such contracts that expire during the Term, in a secure, online location accessible to designated individuals at both Health Net and Supplier.

(vii) Monitoring license usage and maintaining compliance with the terms of third party licenses (ie., the number of licenses and scope of licenses) and including performing the Functions set forth in subtask 2.7.4 (Configuration and Asset Management) of SOW #4 (*IT Services*) Exhibit A-1-1 (Process Definitions).

(viii) Escalating and resolving issues and disputes related to the Managed Third Party Contracts, and referring matters to Health Net legal where appropriate.

(ix) Overseeing the performance of Managed Third Party Contracts, striving to (i) maximize the operational and financial performance of such contracts (from Health Net's perspective) and (ii) minimize risk to Health Net from the performance of such contracts. Supplier's responsibilities include:

(A) Monitoring Managed Third Party Contract performance with respect to all material contractual requirements directly related to the provision of products or services and tracking and reporting on service levels or similar performance metrics included in the applicable contract;

(B) Coordinating work performed under the Managed Third Party Contracts between Supplier and Supplier's Subcontractor(s);

(C) Validating assessments, calculations, and if Health Net elects to receive credits related to service level failures, the timely payment of such credits and other similar types of credits and rebates under Managed Third Party Contracts; provided, however, that execution and escalation on service level failures, or application of credits and rebates, will be in cooperation with Health Net;

(D) Monitoring the compliance with any service levels contained in the applicable Managed Third Party Contract; Notifying Health Net of material failure to perform in accordance with the provisions of its Managed Third Party Contract;

(E) Notifying Health Net promptly if (i) there are performance failures or other issues regarding contractual responsibilities related to any Managed Third Party Contract, or (ii) there are issues with a Managed Third Party Contract adversely affecting the Services or Health Net (or its Affiliates),

(F) Evaluating and recommending retention, modification, or termination of a Managed Third Party Contract based on the performance or cost benefits to Health Net as tracked by Supplier; and

(G) Monitoring Managed Third Party Contract adherence to compliance activities, including auditing and training.

(x) Providing assistance with Managed Third Party Contract negotiations as required.

(b) Performing financial contract management Functions including:

(i) Managing contract and order pricing;

(ii) Reviewing third party supplier invoices to confirm validity and accuracy;

(iii) Assigning applicable financial coding or other coding;

(iv) Managing invoice discrepancies and disputes; and

(v) Submitting processed invoices for payment.

(c) Performing contract order management Functions including:

(i) Maintaining third party supplier catalogs;

(ii) Obtaining/placing orders for goods and services;

(iii) Tracking and managing orders;

(iv) Advising applicable process owners of problems with orders;

(v) Managing receipt and acceptance/rejection (and return) of delivered goods and services; and

(vi) Notifying the applicable financial management function of accepted and rejected deliveries.

3.9 Reporting and Analytics Services

"***Reporting and Analytics Services***" means those Functions associated with producing management reports, operational and performance indicators, and information in a form that will allow Health Net to focus on business outcomes leveraging market capabilities. The Reporting and Analytics Services include all forms of reporting and analytics including web analytics. The objective of this service is to provide the Parties with real time access to information that will enable optimal performance of the Services and continuous improvement. The Reporting and Analytics Services employ advanced techniques to derive risks, opportunities and insights from the information to support Health Net's business and strategic decision making. The Reporting and Analytics Services include:

(a) Continuing to provide the same reporting and analytics capabilities that exist as of the BPaaS Services Commencement Date;

(b) Identifying applicable sources of data or information and enabling Health Net real time access to all such sources;

(c) Providing Health Net with real time performance monitoring (in read only access) that is no less robust than that which Health Net provides as of the Effective Date;

(d) Extracting and collating data;

(e) Reporting on outcome based metrics related to the Services;

(f) Reporting on end to end function level metrics;

(g) Analyzing data and summarizing findings related to a specific business issue or problem;

(h) Developing applicable modeling methodologies to assess specific business issues or problems;

(i) Performing trend analysis and modeling;

(j) Using results of analyses to assist Health Net to develop business strategies and solutions; and

(k) Responding to and fulfilling regulatory, ongoing, and ad hoc requests for reports from regulators or other business areas.

In addition to the Monthly Performance Report defined in Schedule G-3 (*Management Reporting*) the Reporting and Analytics Services include creating and providing Health Net with access to a dashboard that reflects on Supplier's performance with respect to each of the Service Levels (including Compliance Measures) ("***Dashboard***"). Supplier shall provide the initial version of the Dashboard as defined in Schedule R (*Critical Deliverables*). Information on the Dashboard shall be updated on a daily basis. The Dashboard (including the type of information provided, format, and layout of the Dashboard) shall be subject to the prior written approval of Health Net. Supplier shall make such changes to the Dashboard as Health Net requests, including requests made during the Term after the initial approval of the Dashboard. The Dashboard shall include the following:

(i) Interactive capability that will permit Health Net to drill down on metrics;

(ii) Ability to create custom views;

(iii) Ability to extract reports;

(iv) Messaging capability to question results;

(v) Corrective Action Plan (CAP) for any Service Level that has been missed.

The Reporting and Analytics Services detailed in this Section 3.10 do not limit Supplier's reporting obligations specified elsewhere in this Agreement including in Schedule G.

3.10 User Acceptance Testing Services

"***Testing Services***" mean the Functions associated with coordinating testing activities related to the Services, including user acceptance testing (e.g., support for Health Net's testing in connection with a system release), with Health Net users including the following activities:

(a) Coordinating User Acceptance Testing with Health Net users;

(b) Developing valid business requirements for test script development by retained departments;

(c) Coordinating access to test environments for Health Net testers;

(d) Supporting data preparation needs within the test environments, i.e. system support for entry of BPaaS area of data needed for test script execution;

(e) Preparing required documentation artifacts related to user acceptance testing, including appropriate redactions;

(f) Reporting of test results and tracking and resolution of issues and defects;

(g) Coordinating with third parties on file exchanges or other inputs/outputs;

(h) Overseeing user acceptance testing;

(i) Coordinating with system releases, including on-site presence during release 'go-live' dates when necessary; and

(j) Support of system rollouts.

3.11 Return Mail Processing Services

"***Return Mail Processing***" are the Functions associated with processing and correcting correspondence (including notification letters, checks, EOBs) that were returned to Health Net by the post office and routed to Cognizant from Health Net's mail intake Function, including the following activities:

(a) Receiving and processing all mail onshore after physical receipt of returned mail from Health Net's mail intake Function;

(b) Handling and processing return mail and corrections to names and addresses consistent with Health Net department's policies and procedures;

(c) Researching and correcting the address and name that was utilized for the original mailing;

(d) Where possible/permitted, updating the applicable System(s) with the correct mailing information;

(e) For all returned mail related to contracted Providers, forwarding all findings to the Provider Network Department (PNM) for review;

(f) For Medicare, researching the change of address, updating the Beneficiary record, and perform all other Functions required by Health Net and Laws for the following categories of returned mail:

(i) All returned Beneficiary materials that were originally generated and sent by Supplier in accordance with this Agreement;

(ii) Returned Beneficiary materials not originally generated and mailed by Supplier by accepting and processing address update files from Caremark ` and sending the CMS required Beneficiary letter reminding Caremark to contact SSA to update their address; and

3.12 Inventory Management Services

"***Inventory Management***" are the Functions associated with creating and maintaining a daily accurate accounting of all inventories and transactions, reporting to Health Net production and inventory numbers (including aged claim statistics), and attending meetings to discuss volumes, issues, and other operational topics, including the following activities:

(a) Performing inventory control and management;

(b) Creating and maintaining a daily accurate accounting of transactional inventories, including enrollments and other eligibility related transactions received, "in process" (i.e. transactions received, but not considered "complete" in the core system.) and transactions completed and inventory aging statistics;

(c) Utilizing daily inventory management reports to control and maintain inventory within compliance and business service levels;

(d) Making all daily and cumulative monthly inventory management reports available to Health Net; and

(e) Providing access to daily inventory reports / systems and cumulative monthly inventory management reports to Health Net.

3.13 Collection of Funds Services

"***Collection of Funds Services***" means the Functions associated with collecting, depositing, and processing of all monies collected by Supplier personnel for or on behalf of Health Net on a daily basis into the applicable Health Net bank account. Such amounts shall not at any time be deposited in or held in any other account of Supplier or any of its other customers. All funds shall at all times be the sole property of Health Net or the applicable Health Net Affiliate. All monies in the Health Net bank account(s) shall not be subject to any lien, charge, security interest, right of offset or setoff or any other rights or encumbrances due to any act or omission of Supplier. As standard practice, all funds should be directed to be deposited to an approved Health Net bank account, however, if such funds are misdirected or received by Supplier then Supplier shall follow the Collection of Funds Services outlined in this Section 3.14.

3.14 Issue and Error Resolution Services

"***Issue and Error Resolution***" means the Functions associated with resolving all issues related to the Services that are identified by Supplier's Quality Assurance Services set forth in Statement of Work #5 (*Quality Assurance Services*), Health Net's internal audit, customer complaints, any errors identified by regulators, or in Section 3.8 above, or any other Health Net or Supplier quality assurance activities, including the following:

(a) Reviewing requests to correct errors;

(b) Correcting all errors in the applicable Systems; and

(c) Timely reporting to Health Net on the Issue and Error Resolution.

These Issue and Error Resolution Services shall also include the Functions associated with Problem Identification and Resolution performed as part of the IT Services set forth in SOW #4 (*IT Services*).

3.15 Integration Services

"***Integration Services***" mean the Functions associated with integrating third party services into the Health Net Technology Platform including creating new EDI interfaces and third party pricer feeds, subject to Schedule H (*Change Control*). Changes to existing third party interfaces or the addition of new interfaces will not result in additional Charges to Health Net unless a particular change or addition to the third party interfaces meets the Material Change threshold set forth in Section 8 (*Material Changes*) of Schedule C (*Charges*).

3.16 Translation Services

"***Translation Services***" mean the Functions associated with coordinating for the translation of written and verbal communications in accordance with Health Net Policies, including the following activities:

(a) Overseeing all translation needs across towers and in accordance with any Service specific translation requirements set forth in each Statement of Work;

(b) Receiving requests from Members, Providers or Lines of Business for translation of a written or verbal communication;

(c) Prior to using a Health Net approved third party translator, determining if translated materials already exist;

(d) Determining if a translation request is in compliance with Health Net Policy and regulatory requirements;

(e) Escalating any requests that fall outside of Health Net Policy or regulatory requirements;

(f) Contacting one of Health Net's approved third party translators to have the translation request fulfilled; and

(g) Managing the budget, billing and allocation cost of third party translation services allocation across each tower.

4 EMBEDDED PROCESSES

4.1 General

To the extent Supplier is responsible for performing a particular Function (either as identified in Section 3 of this Schedule A (*Cross Functional Services*) or in any SOW, then Supplier is responsible not only for performing the indicated Function, but also for providing the resources necessary to perform such Function and any other Functions and responsibilities described in this Section 4.1 as they may relate to such Function (the "***Embedded Processes***").

4.2 Embedded Processes

The Embedded Processes include:

(a) Developing the procedures underlying the Function, subject to and in compliance with Health Net regulatory requirements and in alignment with Health Net Policies as defined in Schedule P (Policies) and the requirements of this Agreement so as to enable the Services to function cohesively and in a coordinated manner;

(b) Performing the activities comprising the Function in accordance with Health Net Policies as defined in Schedule P (Policies) and the requirements of this Agreement;

(c) Except as provided in Schedule O (Health Net Provided Resources), providing and maintaining the necessary non-human resources (e.g., hardware, property, plant, supplies, software, tools, infrastructure) and human resources (including to provide training) to perform the Function;

(d) Retaining all financial, operational and administrative responsibility for the Function, including the resources necessary for its performance;

(e) Performing the required activities necessary to manage the Function, including (i) supervising and reporting, including reporting to other personnel within the Function, (ii) measuring and reporting on the performance of the Function (or parts thereof) to other Health Net, its Affiliates, other Service Recipients or anyone else requested by Health Net, and (iii) developing and distributing operational reporting related to the Function, including any reporting related to the Service Levels;

(f) Managing documents and data (including data acquisition, data entry, data recording and data distribution) related to the Function;

(g) Coordinating with Health Net business units as necessary to perform the Services;

(h) Performing "self audits" of the Function, including testing the (i) accuracy, reliability and quality of work, (ii) compliance with approved policies and procedures, and (iii) performance and correction of any issues identified during such audits and reporting of self audit results;

(i) Participating in internal and external audits;

(j) Engineering the Function, including performing those actions necessary to maintain or improve the underlying activities based on (i) then-current best practices, and (ii) how it is intended to interact with other activities performed by Supplier or by Health Net; Notifying Health Net as required of output or other findings or information developed or learned through the Function, including notifying Health Net of the readiness for activities to be performed by Health Net that are necessary to either complete or progress a Function being performed by Supplier;

(k) Responding to queries and requests concerning activities associated with the performance of the Function, including making the applicable subject matter experts, documentation and other relevant content available as necessary to be responsive;

(l) Handling all aspects of incidents and problems relevant to the Functions, including (i) receiving notification of and resolving incidents and problems, (ii) providing Health Net with updated information regarding the status of such incidents and problems and the associated resolution efforts, (iii) escalating incidents and problems that cannot be resolved, and (iv) responding to requests from Health Net;

(m) Interacting and coordinating as needed with Health Net, including (i) integrating the Function with the activities of Health Net such that the overall delivery of services is optimized (i.e., not sub-optimized within the confines of the Function), and (ii) monitoring the activities performed by Health Net to mitigate negative impact on the Function;

(n) Researching and planning for new products, open enrollment (Commercial), AEP (Medicare), and Duals including by (i) participating in Health Net information gathering initiatives (i.e., by providing access to former Health Net Personnel rebadged as part of this Agreement), (ii) assisting with the development of requirements definitions, and (iii) supporting the analysis and testing of new products;

(o) Supporting Health Net's sales and marketing processes including responding to prospective or existing Customer requests for proposals (RFPs), providing access to Supplier Facilities and Supplier Personnel as part of any prospective or existing Customer requests, and providing Health Net with all information concerning the Services or delivery of the Services as (i) reasonably requested by the prospective or existing Customer, (ii) required by Health Net for the purpose of responding to an RFP, or (iii) necessary to support the Health Net sales and marketing process (e.g., sales pitches)

(p) Providing advice and guidance on the Function to Health Net (e.g., best practices, operational issues, impact from other activities) so as to enable Health Net to optimize the linkages of its activities with the Function being performed by Supplier; Adhering to the applicable documentation standards; and

(q) Providing information to support any Health Net Investigations (including Health Net's special investigation unit) or threatened, pending or commenced litigation against Health Net related to the Services.

SCHEDULE A-1

CROSS-FUNCTIONAL SERVICES SOLUTION DOCUMENT

SCHEDULE A-1

CROSS-FUNCTIONAL SERVICES SOLUTION DOCUMENT

TABLE OF CONTENTS

SCHEDULE A-1
CROSS-FUNCTIONAL SERVICES
SOLUTION DOCUMENT

1. INTRODUCTION

Health Net has engaged Supplier to deliver End-to-End Services in an outcome based service, delivery model for multiple Health Net lines of business. The initial LOBs to be supported are Individual, Commercial, Medicaid, Medicare and Duals with the potential for additional LOBs during the Term. Each LOB will be supported by the Services (as set forth in Exhibit A of each SOW) combined and enabled through a transforming market relevant Application Platform and Infrastructure. Supplier will deliver these services under this Agreement.

The Cross-Functional Services are as specified in Schedule A (*Cross Functional Services*). This Schedule A-1 (*Cross Functional Services Solution Description*) describes Supplier's solution and approach for delivery of the Cross Functional Services.

The Cross-Functional Solution includes capabilities for the following Services:

- Business Continuity and Disaster Recovery Services,
- Training Services,
- Documentation Services,
- Enterprise Risk Management Services,
- Regulatory Compliance Adherence Services,
- Innovation Services,
- Root Cause Analysis Services,
- Managed Third Party Management Services,
- Reporting and Analytics Services,
- User Acceptance Testing Services,
- Return Mail Processing Services,
- Inventory Management Services,
- Collection of Funds Services,
- Issue and Error Resolution Services,
- Integration Services,

- Translation Services.

Cross Functional Services performed by Health Net as of the Effective Date provide a level of capability referred to as the "As-Is" capability. The Cross Functional Services will be evolved from the As-Is capability to an improved way of delivering the Services referred to as the "To-Be" as a result of certain Transition and Transformation activities set forth in the Transition Manual. This Schedule A-1 (*Cross Functional Services Solution Description*) describes Supplier's To-Be approach for performing the Cross Functional Services. Specific processes and procedures for executing the Cross Functional Services will be documented and maintained as part of the Procedures Manual.

2. BUSINESS CONTINUITY & DISASTER RECOVERY SERVICES

Business Continuity Planning (BCP) and Disaster Recovery (DR) Services are a Cross Functional Service as the function involves a solution that spans all towers and impacts Services defined across all SOWs. The following Schedules contain information related to the requirements, solution and approach, and transition for the BCP and DR Services:

- Schedule A (*Cross Functional Services*): Contains requirements for BCP/DR Services
- Schedule A-1-1 (*Business Continuity and Disaster Recovery Solution*)
- Schedule A-4 (*Supplemental Business Continuity and Disaster Recovery Requirements*)
- Schedule Q (*Security Requirements*)

Refer to Schedule A-1-1 (*Business Continuity and Disaster Recovery Solution*) for the solution and approach to meet the requirements outlined in Schedule A (*Cross Functional Services*), Schedule Q (*Security Requirements*) and A-4 (*Supplemental Business Continuity and Disaster Recovery Requirements*).

3. TRAINING SERVICES

The Training Services includes functions associated with curriculum development, planning, scheduling and delivery of training to staff performing delivery of the Services. Training is linked to improving performance, developing new skills, adherence to regulatory/compliance regulation.

3.1 Overall Approach

Supplier will follow industry standard human resource practices to manage service related Training Services as performed for the Services.

The Training Model will be set up as shown in the diagram below:

Figure 1 – Training Model


Existing Training Material and Curriculum
Training Material Customized for New Regulatory or Business Requirements
Functional Training
Updates to Regulatory or Business Requirements
Standardized, consistent and reliable Service Performance

(a) Skill Gap Assessment:

- All resources will be mapped to the skills for their level and the next level for their role,
- Supplier will perform personnel competencies verification,
- The results will reflect, by resource, the gap in skill for the resource's current job level and the next level,
- Supplier will review the audit findings for gaps in training material or policy and procedure and update accordingly,
- Supplier will also assess the gaps in the Supplier training staff capabilities.

(b) Develop training material:

- Training requirements will be divided into process and soft skills,
- For domain training, Healthcare Boot Camp Training will be used to induct new team members for Healthcare specific processes,

- For process training, the desktop procedures created by operation teams will be reviewed to ensure they are as per defined procedures & formats and all new changes & updates are being documented,

- Training curriculum and material to bridge the gap for the current level and 'up-skilling' will be identified for every resource including on Regulatory, Compliance, HIPAA Privacy and Security related aspects,

- Training curriculum and material will be created for gaps identified in audits,

- Other than process training, gaps in soft skills, e.g., communication, leadership, etc. will be addressed by customizing the standard Supplier training programs.

(c) Training delivery:

- Training sessions will be organized for resources that have on boarded or per their individual training plan,

- The Policies and Procedures will be used in the initial and refresher training sessions and will also be used to serve as reference material for resources on the job,

- Training calendar will be created and updated related to process training and soft skills development,

- Training staff will be trained using internal and external resources,

- Training reports will be published to include attendance, course completion, etc.,

- Training will be provided on researching, responding to, tracking and reporting privacy related incidents.

(d) Training Effectiveness:

- New Supplier Personnel supporting the Services will undergo and successfully complete the boot camp training,

- Training technology, methodologies, courses, content and approach will be reviewed and updated on a regular basis,

- Testing of associates that have undergone training will be conducted to ensure that associates have learned and can apply what they have learned,

- Supplier will measure the impact of training on service level performance, productivity improvements, etc.

3.2 Delivery Location

During Phase 2, Supplier will deliver the Cross Functional Training Services primarily from Woodland Hills, Rancho Cordova and San Rafael. During Transition, Supplier will gradually build training teams in India and Manila to coincide with the movement of staff to offshore locations. It is the intent to have trainers co-located with the staff for ongoing training to deliver the Services as well

as onboarding of new staff. Prior to Phase 3 the Supplier will move any remaining Training Services from Health Net facilities to Supplier service delivery location.

3.3 Staffing Considerations

Supplier will staff Training Services with a dedicated team while leveraging SME's from each Tower as needed.

3.4 Hours of Coverage

Training Services	08:00 am to 5:00 pm	Ad-hoc / after hour support will be provided necessary to meet Schedule A (*Cross-Functional Services*) requirements.

3.5 Tools

The Learning Management System (LMS), or equivalent, as provided by Health Net.

3.6 Reliance and/or Constraints Associated with Third Parties

None.

4. DOCUMENTATION SERVICES

Documentation Services includes functions associated with the life cycle management of documents, specifically the cataloguing, archiving, retrieval, and destruction of paper and electronic documents, in adherence with Health Net's Record Information Management (RIM) procedures.

4.1 Overall Approach

During execution of the Services, Supplier will classify documents according to the procedures outlined in Health Net's RIM process as outlined as follows:

- Supplier will also identify documents that are to be archived and retained,
- For paper documents, Supplier will coordinate with Health Net staff to catalog and package documents for offsite storage using Health Net's Managed Third Party Contract with Iron Mountain or other vendor designated by Health Net,
- Retrieval will be accomplished via the Iron Mountain Connect service/tool, or equivalent provided by Health Net,
- For electronic documentation. Supplier will retain document files per RIM procedures. Archival and destruction will be accomplished via coordination and approval steps with and by Health Net,
- The Supplier will archive Documentation consistent with RIM Procedures as well as submit request for authorization to destroy documents to the Heath Net Document Manager and execute accordingly.

4.2 Delivery Process and Methods

The Cross Functional Document Services will provide coordination across Towers and consistency of delivery as relating to the Services.

Supplier's Solution will include:

- Classifying documents adhering to Health Net RIM policy,
- Identifying retention period for specific hard copy and electronic documents,
- Identifying documents to be archived periodically to offsite storage location,
- Coordinating with Health Net staff to catalog and package documents for shipment to offsite storage location,
- Utilizing automated tools to retrieve documents, as needed to support the Services, from offsite storage,
- Identifying documents or electronic information to be destroyed per retention policies and coordinating with Health Net to obtain proper approvals prior to destruction,
- Adhering to Health Net policies related to legal hold and records management,

- Notifying of any process changes to Documentation coordinators across the Towers,
- Destroying documents and / or electronic information as authorized by Health Net,
- Escalating issues or inconsistencies identified by Health Net and / or the Supplier for correction,
- Developing detailed procedures for producing, catalogue management, storing, retention, retrieval and deletion of the documents as part of the Procedures Manual,
- Ensuring the document management process is consistently deployed across all towers,
- Ensuring that user rights are defined in the desktop procedure and will conduct audits to ensure compliance,
- Conducting training on regular intervals for all resources working on document management tool and processes to ensure that the staff is adequately trained on procedures and policies,
- Updating procedures regularly (at least annually) or as needed to incorporate any changes,
- Auditing the document management process to ensure adherence to applicable policies.

Health Net Responsibilities will include:

- Reviewing and approving the detailed procedure created by Supplier for document management in the Procedures Manual as defined in Schedule R (*Critical Deliverables*),
- Providing the third party service for physical shipment and retrieval of documents to and from offsite storage location,
- Providing the automated document management tool to be utilized by Supplier and Health Net for retrieval of archived documents,
- Providing the retention policy to the Supplier.

4.3 Delivery Location

Supplier will deliver the Cross Functional Document Services from all locations where hard copy and electronic documents are created and maintained, including the Woodland Hills, Rancho Cordova, and other facilities put into operation during the Term. Supplier will leverage Health Net's offsite storage locations. Prior to Phase 3, the Supplier will move personnel performing Cross Functional Documentation Services from Health Net facilities to a Supplier Service Delivery Center near the Health Net Woodland Hills location.

4.4 Staffing Considerations

- Supplier will identify a Document Manager to be the centralized contact to coordinate document management services across towers. Supplier anticipates this to be a part time role in addition to other responsibilities within the centralized team.
- In addition, Supplier will identify an individual within each tower who will be responsible to coordinate document archival for their service area and to function as a single point of contact for

the centralized Document Manager as well as for Health Net for their service area. This document management responsibility within the tower will be a part time role in addition to their other responsibilities to deliver Services within the tower.

4.5 Hours of Coverage

Documentation Services	**08:00 am to 5:00 pm**	**Ad-hoc / after hour support will be provided necessary to meet Schedule A (*Cross-Functional Services*) requirements.**

4.6 Tools

Iron Mountain Connect, or equivalent tool as provided by Health Net for catalog and retrieval of documents in offsite storage.

4.7 Reliance and/or Constraints Associated with Third Parties

- Iron Mountain Connect, or equivalent tool as provided by Health Net for catalog and retrieval of documents in offsite storage,
- Managed Third Party Contract with Iron Mountain, or equivalent as provided by Health Net,
- Reliance on Health Net-provided vendor who handles intake of paper claims with responsibility for Documentation Services as it relates to the paper documents.

5. ENTERPRISE RISK MANAGEMENT SERVICES

In support of Health Net's Enterprise Risk Management team (ERM), Supplier will work with Health Net's Enterprise Risk Officer to identify existing and emerging risks to the fulfillment of the Services. Supplier will support the process to address risks that have been raised via a variety of channels, including identification of risks by Health Net's team, Supplier Risk Officer, and Supplier teams within the towers who are responsible for delivery of the Services. Supplier will support risk assessments, and take necessary steps to monitor, report, re-assess, and mitigate identified risks.

5.1 Overall Approach

Supplier will support Health Net's Enterprise Risk Management program, including applicable policies and procedures. Health Net's risk framework will be used to define how Supplier will conduct and document risk assessments and mitigation strategies in coordination with Health Net. The framework will also be utilized to mitigate and monitor existing and emerging risks and to report such exposures, as well as mitigation plans, for visibility to appropriate stakeholders, owners, and executive leadership.


Risk Control:
Various risk control activities are carried out to pre-empt conditions that lead to the occurrence of risks / recurrence of previous risk events. Detailed root cause analyses are carried out and preventive and perfective measures are put in place to avoid future recurrence.
Risk Identification:
Risk across program associated with people and processes / work practices and phases of executive such as design, implementation, deployment etc. are identifies.
Control
Identify
Monitor
Risk Management Approach
Analyze
Respond
Risk Monitoring:
Track identified risks for possible occurrence. Additionally, new risks are identified and existing risks are re-evaluated as response plans are refined. The status of risks and response plans is reported to the response plans is reported to the Executive Steering Committee.
Risk Analysis:
Risks are analyzed to determine the impact they may have on the business operations, cost and schedule; the timeframe and likelihood in which the risk are like it to occur is also determined
Risk Response:
Depending on the impact and probability of each risk, determine the appropriate response (accept, watch, transfer, mitigate or contingency)

5.2 Delivery Process and Methods

Risk assessment processes will be established and adhered consistently across the towers and coordinated through a centralized Supplier function. The Supplier Risk Officer will:

- Be the single point of contact for the Health Net Risk Officer as well as a leader providing oversight and direction for internal Supplier teams who are integral to the process.

- Work with Supplier teams to identify current and emerging risks identified during performance of the Services.

- Collect and collate risks as identified by Supplier and provides material risk to the Health Net Enterprise Risk Officer as input to the Enterprise Risk Management process.

- Supports the entire life cycle of each material risk, including identification of emerging drivers of risks, maintenance of the risks inventory, assignment of owners responsible for creating and executing mitigation plans, monitoring and status reporting on mitigation activities, and ensuring proper focus to ensure risks are actively mitigated to the fullest extent possible.

Supplier will leverage the inherent relationship that exists between the Issues and Error Resolution Services, Root Cause Analysis ("***RCA***") and Enterprise Risk Management to provide a robust solution to risk management:

- Where a tower level issue is determined to be material enough to cause an Enterprise risk, an RCA and corrective action plan will become part of the risk description and the mitigation strategy,

- Where Issues and Errors are identified by either the Quality Assurance Process or the Audit Process and are material enough to cause an Enterprise risk an RCA performed will be performed and a corrective action plan will be developed.

Supplier will work with Health Net to both manage the mitigation of the risks identified by Health Net as well as the agreed material risks raised by the Supplier.

Supplier will include the following in its Solution:

- Adopting Health Net's Enterprise Risk Management framework to ensure that risks are being properly identified, assessed, monitored and reported at an enterprise level,

- Mitigating and managing the risk exposures as part of the day to day operational processes at the tower level,

- Identifying events (an important realistic threat that exploits a significant applicable vulnerability) with a potential negative impact on the goals or operations of the enterprise, including events that are market driven, regulatory, financial, legal, technological, involving third parties and operational aspects,

- Assessing on a recurring basis the likelihood and impact of identified risks, using qualitative and quantitative methods. The likelihood and impact associated with inherent and residual risk should be determined individually, by risk category including by not limited to operational, technology applications, infrastructure, third party contracts associated with the delivery of all Services,

- Developing and maintaining a risk mitigation process designed to ensure that cost-effective controls mitigate exposure to risks on a continuing basis. The risk mitigation process should identify risk strategies such as avoidance, reduction, determine associated responsibilities; and consider Health Net's tolerance levels for material risks,

- Prioritizing and planning the control activities at all levels to implement the risk mitigation strategies, including mitigation goals and responsibility for execution,

- Evaluating Third Party Managed Services deemed material in nature for enterprise risks, financial viability, technical currency, and marketplace reputation and reliance for Health Net's consideration in the overall Risk Inventory,

- Establishing operational risk management committees with representation from delivery head, tower leads and resources across all delivery locations,

- Defining a governance model to ensure the committees meet on periodic intervals to serve as a forum to track, report and rectify potential risk concerns and manage any risk,

- Monitoring execution of the plans, and report on any deviations to senior management; and

- Participating in Health Net's Risk Management Committee and/or Task/Force if requested by Health Net.

Health Net will engage the Supplier in the Enterprise Risk Management program to both manage the mitigation of the risks identified by Health Net as well as the agreed material risks raised by the Supplier.

Heath Net will have the following responsibilities:

- Providing an opportunity to the Supplier leadership team to have an representation in the risk committee and operation risk review forum,

- Providing support and resolution as needed to execute mitigation plans where there are dependencies with Health Net retained responsibilities under the Agreement.

5.3 Delivery Location

Enterprise Risk Management services will be supported by individuals across all facilities in all delivery locations. The Enterprise Risk Officer will be onshore, with an offshore counterpart located in India. Prior to Phase 3, the Supplier will move personnel performing Cross Functional ERM Services from Health Net facilities to a Supplier Service Delivery Center.

5.4 Staffing Considerations

Supplier will staff a Supplier Risk Officer who will be dedicated in a full time capacity to perform the duties outlined in this section. In addition, there will be a Risk Lead identified in each tower who will function in a part time capacity as the single point of contact for the Supplier Risk Officer for their respective tower.

- The Risk Leads support all aspects of ERM services at the tower level including aggregation, identification, assessment, impact determination, mitigation strategies and plans, monitoring of status, and reporting risk information as appropriate.

- The Risk Leads have responsibility to manage risks specific to their tower – as well as the responsibility for enterprise level risks impacting their tower. Supplier SMEs and other resources also support the entire risk lifecycle as it relates to their assigned responsibility to execute the Services.

5.5 Hours of Coverage

Enterprise Risk Management Services	08:00 am to 5:00 pm	Ad-hoc / after hour support will be provided necessary to meet Schedule A (*Cross-Functional Services)* requirements.

5.6 Tools

- Enterprise Risk Inventory as owned and maintained by Health Net

- Tower level Risk Inventory as owned and maintained by Supplier

5.7 Reliance and/or Constraints Associated with Third Parties

- None.

6. REGULATORY COMPLIANCE ADHERENCE SERVICES

Supplier will build a quality and effective Compliance Program to support the Services which is based upon industry best practices, benchmarks, and Supplier's extensive background and familiarity with health care regulations and the foundational work and example set by Health Net. The Compliance Program is an essential tool for promoting regulatory compliance for operations and ethical conduct, and which enforces the detection, prevention, and resolution of non-compliant and illegal conduct, including fraud, waste or abuse. The core elements of the Regulatory Compliance Adherence Services will include the following seven essential elements:

- Conducting Internal Auditing and Monitoring,
- Implementing written policies, procedures and standards of conduct,
- Responding promptly to detected offenses and developing Corrective Action Plans,
- Developing effective lines of communication,
- Conducting effective training and education,
- Enforcing Standards through well-publicized disciplinary guidelines,
- Designating Compliance Officer and Compliance Committee.

6.1 Overall Approach

Supplier will assign a Compliance Officer to oversee and manage the Supplier Compliance Program for Services provided under this Agreement. The Supplier Compliance Officer will manage and oversee all aspects of Compliance for delivery of the Services. The Supplier Compliance Officer will report, in a timely fashion and in conformance with timeframes established by Health Net, incidents of suspected or identified noncompliance to Health Net's Compliance Officer.

Supplier's Compliance Officer will provide information as required by Health Net's Compliance Officer to ensure that Health Net's Boards of Directors are appropriately apprised of compliance issues and risks. Supplier will develop a comprehensive Compliance Plan that will be a written document describing the specific manner in which the Compliance Program elements will meet the standards for all lines of business. Specific procedures to execute the functions required of the Compliance Plan will be documented as part of the Procedures Manual.

Supplier's Compliance Plan will be reviewed and revised at least annually and align with Health Net's compliance plans for each line of business. If there are changes in regulatory requirements or changes to Health Net and Supplier business processes, the Compliance Plan will be modified throughout the year to reflect current Laws and business practices serving as the means of documentation of record and approach to be in compliance. The Compliance Plan will also include ongoing risk assessment and issue event response procedures so the program will respond in near real time to regulatory issues that arise, and have the capability to deploy appropriate resources where and when needed. The Compliance Plan will include processes for assessing the effectiveness of the Compliance Program, through the use of effective, two-way communications self-audit, feedback mechanisms, and reporting metrics.

Supplier will be accountable and have responsibility for ensuring compliance of all Services as of the BPaaS Services Commencement Date. Health Net will be the responsible party for performing the final interpretation of Compliance rules as they impact BPaaS operations and will provide specific requirements to Supplier's services teams to implement within the BPaaS scope. During Phase 1, Supplier will support Health Net's compliance activities and become familiar with Health Net's compliance processes. Supplier will build controls or leverage existing controls in all operational areas to maintain compliance with all applicable Laws as well as compliance expectations and requirements as determined by the Health Net Compliance Officer.

Supplier will provide operational dashboards and alerts to Health Net management. The Supplier's Compliance Officer will work to align development plans necessary to address the Changes Laws and directives as interpreted by Health Net.

Supplier will actively engage and maintain effective lines of communications with Health Net's Compliance Office and ensure information needed by Health Net compliance, legal and regulatory staff to provide information and support responding to any regulator requests is provided within the requested time periods to Health Net. Supplier will support all audits from state and federal agencies or their designees, as well as internal and external audits.

The Supplier acknowledges and recognizes that Health Net is responsible for ensuring Health Net compliance with applicable Law and Regulations. As such, Health Net will be responsible for interpreting new and modified Laws regarding the impact on performance of the Services. Health Net will also provide specific requirements regarding these Laws and the Supplier will implement within the scope of Services consistent with Health Net's interpretation and requirements. Health Net will continue to have direct responsibility for interacting with State and Federal Regulators. Supplier will participate in such meetings at the request of Health Net.

Supplier will incorporate and adopt, whenever possible, Health Net's Compliance Framework including Health Net's Code of Business Conduct and Ethics and all other applicable policies and procedures. Supplier will support the basic tenet of that framework such that leadership of each tower understands and takes accountability for the implementation and adherence to these standards, procedures and Laws in addition to working collaboratively with the Suppliers Compliance Officer to meet the requirements outlined through the Agreement.

The Supplier Compliance Officer will coordinate activities at an enterprise level, engaging responsible parties within the towers to achieve, monitor, and maintain compliance. In addition, the Supplier intends to adopt Health Net's Medicare Compliance Plan and various associated compliance policies and procedures.

6.2 Delivery Process and Methods

Supplier will create a Compliance Office within the organizational structure that will be responsible for the following essential services:

- Developing Compliance policies and procedures,
- Monitoring to ensure guidelines and standards are being followed,
- Initiating and manage compliance projects,
- Reporting on status of compliance activities,

- Self-identification (self-reporting and self-audits) and the subsequent implementation of corrective actions,

- Participation on compliance committee.

The Compliance Office will take direction from Health Net's Compliance Office on the interpretation and impact on the Services or Health Net's departments of new Laws or changes to existing, state, and federal regulations. In addition, under Health Net's direction the Compliance Office will participate in external audits and interact with regulators from the DMHC, CMS, DMHCS, HHS, etc., or their designee.

The Compliance Office, led by the Supplier Compliance Officer, will manage compliance related aspects for the ongoing performance of the Services. The Compliance Office will develop or adopt policies and procedures and audits to ensure that all Supplier areas are following the guidelines and standards documented and established by Health Net. This will include the following activities:

- Implementing written policies, procedures and standards of conduct related to Health Net's interpretation of Laws into Policy supported by Procedures,

- Conducting Compliance education and training to the in-scope resources thereby enabling them to understand and conduct their duties consistent with Laws and Regulations,

- Providing for effective communication with Supplier Personnel related to Health Net's interpretations and policy decisions,

- Enforcing Standards through well-publicized disciplinary guidelines linked to education and training, monitoring and audit functions.

The Supplier will monitor Services to oversee and measure that Compliance guidelines and standards are being followed. From time to time, Regulatory Agencies or other interested parties may request reports or responses to their inquiries from Supplier. Such requests will need to be managed by the Suppliers Compliance Office under the direction of Health Net's Compliance Office.

Health Net's Compliance Office will be the overall responsible party in responding to Regulatory requests with direct support from the Supplier Compliance Officer and Tower Leads ensuring that the associated supporting documentation are accurate and available on a timely basis. As directed by Health Net, the Suppliers Compliance Office will respond to requests and create reports for regulators or other third parties such as but not limited to the following:

- Notice of Non-Compliance, Corrective Action Plans, or mitigation requests from any Regulatory agency (CMS, DMHC, DCHS, DOI),

- Complaints filed with any of the Regulatory agencies,

- Complaints related to sales and marketing issues,

- Secret Shopper issues and findings identified by CMS,

- Clarification of risks as identified in the OIG work plan,

- Audit findings from any Regulatory agency (CMS, DMHC, DHCS, DOI),

- Member "touch points" such as Appeals & Grievances, Claims, Member Services,
- Corrective Action Plan follow-up.

The Compliance Office will participate in responding to Regulatory requests and ensuring that the associated supporting documentation are accurate and available on a timely basis. The Compliance Office may also be periodically required to respond to requests and create reports for Employer Groups or other third parties.

Because it is essential that the Compliance Office is continuously updated about pending changes in Compliance standards or metrics, the office will participate in CMS's annual Call Letter, receive CMS bulletins directly, compliance (HHS + CMS) webinars, conferences, and in-person hearings. For avoidance of doubt, the Compliance Office will not (i) represent Health Net in any way in any of these activities (e.g., indicating that Supplier is participating in a meeting or conference call on behalf of Supplier, and, (ii) act on any changes in Compliance standards or metrics without direction from Health Net. Health Net's Compliance Office has the sole responsibility for final determination of the interpretation of any regulatory requirement.

The initiation and management of compliance projects is necessary to meet Health Net's interpretation of Law and Regulations. The Supplier's Compliance Officer will provide Health Net with project plans and status reports about the progress of all regulatory projects. The actual management of those projects will be performed by Supplier teams under the responsibility of the Supplier's Compliance Officer. Supplier's Compliance Officer will keep Health Net abreast of the currents progress of these projects.

The Supplier will monitor and audit critical elements of a Compliance Program while each year Health Net's Compliance Officer determines which Compliance-related elements will be used to develop the metrics for evaluating performance against regulatory standards. Supplier operational teams on behalf of Health Net will perform these monitoring and auditing activities including the necessary reporting.

The Supplier will provide reports and information that allows Health Net to identify areas that may require corrective action in order for the Health Net to achieve compliance with specific regulatory requirements.

The Supplier operational teams will perform audits and reporting with subsequent implementation of corrective actions to enable Health Net's overall Compliance. The Supplier's Compliance Office will lead the overall program and follow up to ensure that corrective actions plans to address identified risks are effectively implemented (including enforcing disciplinary actions where necessary).

The Supplier will provide education and training for its personnel necessary related to Compliance Laws and Health Net Policies.

The Supplier Compliance Officer will attend the appropriate Health Net compliance committees to respond to questions or provide details on audits or corrective action plans.

6.3 Supplier Compliance Standards

Supplier associates will be trained upon on-boarding and annual re-certifying on Code of Conduct and Ethics. Specific Supplier employee related job training & certifications will include the following:

- OIG and GSA Background checks prior to employment and monthly thereafter for all Medicare and Medicaid associates,

- Health Net required compliance training (as revised and updated during the Term) including:

    - Mandatory for all Supplier Personnel and must be completed within 30 days of the date the Supplier Personnel is assigned to the Health net account and annually thereafter:

        - Health Net General Compliance Program (within 30 days of the date the Supplier Personnel is assigned)
        - HIPAA Basic Privacy and Security

    - The following training programs are mandatory for all Supplier Personnel and must be completed within 60 days of the Effective Date or the date the Supplier Personnel is assigned to the Health Net account and annually thereafter:

        - The Painful price of Health Care and Pharmaceutical Fraud (within 60 days of hire),
        - Health Net Code of Business Conduct and Ethics,
        - Record Information Management Training (previously Getting the Records Straight),

- Access provided to all Supplier Personnel to a Supplier 24X7 Hotline to report Compliance / Ethics issues.

6.4 HIPAA Compliance

Supplier associates will also be trained on HIPAA regulations, including enterprise responsibilities related to HIPAA and individual responsibilities. Compliance training will include the following:

- HIPAA Privacy and Security

    - Supplier security policies map to PHI mandates,

    - Administrative: Policy and Procedures necessary to detect, contain and correct security violations, Privacy Officer for Compliance, training modules & Contingency plans,

    - Physical: Workstation rules and standard configuration settings, Control on usage of portable devices,

    - Technical: Data encryption, Access Controls and Internal Audits.

6.5 Supplier's Corporate Compliance Audits

Supplier is familiar with Regulatory mandates, compliance and auditing. The following are examples of Supplier's current standards as of the Effective Date:

- SAS 70 / SSAE 16 Audit,

- SOX & Security Audit,

- ISO Surveillance.

Supplier resources will conduct training courses as required at a corporate level by the Supplier organization, including, but not limited to, HIPAA Training, Acceptable Use Policy, and Code of Conduct, in addition to the required Health Net required training courses.

6.6 Self-Reporting

Supplier will utilize the Cognizant Corporate Compliance Hot Line and associated policies and procedures, which articulates its commitment to comply with all applicable laws and regulations. Any material items will be reported to Health Net immediately.

As a policy, Supplier culture and workplace environment is based on individual integrity, ethical behavior and non-retaliation of reported incidents or breaches by employees.

6.7 Delivery Location

- During Phase 2, the Supplier Compliance Officer will be located in Rancho Cordova and Woodland Hills to facilitate establishment of the Supplier Compliance Program. During Phase 3, specific members of the Compliance Office may be co-located with service delivery teams where it is determined to be preferable.

- Close proximity is needed between the Health Net Compliance Office, the Supplier Compliance Office, and the Supplier delivery staff located both onshore and offshore who have compliance responsibilities. Members of the Compliance Office will be strategically placed to ensure optimum coordination by embedding Compliance team members offshore when appropriate.

6.8 Staffing Considerations

- The design of the Supplier Compliance organization is intended to mirror the Health Net Compliance Office in terms of alignment of responsibility to specific roles and individuals.

- Counterparts within the respective organizations will facilitate the coordination between the two Compliance organizations and help them to work in tandem.

- Supplier will hire a full time Compliance Officer as the counterpart to Health Net's Compliance Officer. The Supplier Compliance Office will include the following full time positions:
    - Compliance Officer,
    - Compliance Lead – Medicare,
    - Compliance Specialist – Medicare (2),
    - Compliance Lead – Medicaid,
    - Compliance Specialist – Medicaid (1),
    - Compliance Lead – Commercial,
    - Compliance Specialist – Commercial (2).

- In addition to the full time Compliance Office, Supplier will identify a Business Compliance Consultant (BCC) within each tower who will be the primary point of contact for the Compliance Leads for coordination and execution of compliance functions performed at the tower level.

- Additional members will be added to the compliance office during Transition and over the Term as needed to successfully execute the Compliance Program.

6.9 Hours of Coverage

Regulatory Compliance Adherence Services	08:00 am to 5:00 pm	Ad-hoc / after hour support will be provided necessary to meet Schedule A (*Cross-Functional Services*) requirements.

- Supplier Compliance Ethics and Fraud and Abuse Hot-Lines will be available 24 by 7.

6.10 Tools

Tools currently used by the functional teams in support of Compliance will continue to be utilized.

6.11 Reliance and/or Constraints Associated with Third Parties

While there are third parties engaged in keeping the Services compliant (Optum, for example), there are no specific third party reliance or constraints as it pertains to the management of Regulatory Compliance Adherence Services.

7. INNOVATION SERVICES

The intent of the Innovation Services is to provide guidance for the Road Map and operational transformation of Services compared to the marketplace resulting in market relevant and commercially viable products / services.

7.1 Overall Approach

In addition to continuous improvement to the Services the Supplier will develop and annually update an Innovation Plan that will be the basis for material improvements to the Services over the Term.

Development of the Innovation Plan will involve an assessment of market trends, challenges, and capabilities in the market space, including market advancements, changing and evolving legislative drivers, competitive capabilities, as well as existing and emerging opportunities. The Innovation Plan will include benchmarks within the industry that can be used to measure efficiency and maturity of the Services.

The Innovation Plan will include targeted improvements, priorities, and recommendations that can be evaluated for inclusion in:

- The Road Map and/or,
- Discretionary projects,
- Non-Discretionary projects

with the goal of capitalizing on opportunities to continually mature and innovate the Services.

7.2 Delivery Process and Methods

Supplier will assess the marketplace using a scoring system to rate the capability and maturity of the Services as compared to existing capabilities of competitors within the marketplace as well as emerging capabilities and needs within the industry.

The market place assessment will be evaluated against current capabilities as well as with the Road Map, Discretionary and Non-Discretionary project to determine material gaps that exist and the extent to which they are bridged by adopting the recommendations documented in the Innovation Plan. Supplier will engage Health Net in the development and evaluation of the Innovation Plan in order to align priorities and particular areas of interest as input to the plan.

Innovation Services will include the following activities:

- Monitoring and improving service delivery methods and identify weaknesses and opportunities for evolution and improvement to the service delivery methods while systematically implement those innovations,
- Monitoring industry trends, including through independent research, and document and report on products and services with potential application for Health Net on a quarterly basis,
- Developing an innovation plan that will be reviewed annually to include:

- Identifying general and industry specific business, technical and medical trends and forecasts that inform both the Supplier and Health Net of new opportunities that could be used to improve medical, financial or experiential outcomes;
- Identifying business challenges facing the Health Care Industry and Heath Net relative to Health Net's stated business goals and objectives;
- Categorizing disruptive technological or scientific advances and their expected timeframes for practical (e.g., economically feasible) application of future advances within the context of Health Net's business and the Services;
- Reporting on the current STARs, HEDIS and NCQA rating for the Services over the previous year and a plan for improving each rating during the upcoming year;
- Identifying STARS goals for the upcoming year for each measure, initiatives to achieve the goals, and correlating metrics to track progress and inform that goals are on track; and
- Maintaining a rolling two year forecast outlining specific improvements in techniques, methods, processes or technologies that Supplier will implement to deliver ongoing Innovation within the scope of the Services and a list of prioritized recommendations as to how Health Net could take advantage of opportunities to innovate in areas related to the Services.

7.3 Delivery Location

Innovation Services will be supported by individuals across all facilities in all delivery locations. During Phase 2, the Innovation Lead will be onshore, with a counterparts in each tower in corresponding location of service delivery for each tower. Prior to Phase 3, the Supplier will move any remaining Innovation Services personnel from Health Net facilities to Supplier service delivery location near Health Net's headquarters.

7.4 Staffing Considerations

The Innovation Lead will be a part time role with support from SMEs at the tower level.

7.5 Hours of Coverage

Innovation Services	08:00 am to 5:00 pm	Ad-hoc / after hour support will be provided necessary to meet Schedule A (*Cross-Functional Services*) requirements.

7.6 Tools

None.

7.7 Reliance and/or Constraints Associated with Third Parties

None.

8. ROOT CAUSE ANALYSIS SERVICES

Supplier's solution will use a Root Cause Analysis (RCA) process that will ensure the resolution of issues designated for inclusion in the RCA including the identification and correction of root cause associated with any systemic issues until they are fully resolved while preventing reoccurrence.

8.1 Overall Approach

The intent of the Root Cause Analysis Services is to thoroughly resolve issues through identification and resolution of root causes and to proactively identify systemic issues before they adversely impact delivery or outcomes of the Services. Issues that are candidates for Root Cause Analysis may come from many different sources, including issues identified during the course of delivery of the Services, issues logged in the Issue/Error Resolution process, issues identified through regulatory and audit processes, and many other sources.

Supplier will perform Root Cause Analysis (RCA) using a process that includes diagnosing, analyzing, recommending, and taking corrective measures across the Services. It is essential that RCA be performed across towers (i.e., not in a silo approach) to be effective. Supplier will maintain a centralized team that will monitor the Root Causes Analysis activities to conclusion.

The Root Cause Analysis solution will ensure improvement in efficiency and effectiveness by proactively identifying potential problems before these become trends and analyzing root causes of incidents once sources of the problem is uncovered. Supplier will perform an in-depth and formal RCA for critical issues and escalated issues or incidents.

8.2 Process and Delivery Methods

Root Cause Analysis will be performed using industry standard practices. Supplier will conduct weekly Cross Functional meetings with representatives across the towers to review identified issues, identify and analyze root cause, and discuss progress towards resolution of root cause. Supplier will participate in meetings related to RCA with Health Net as needed to address RCA across the enterprise as needed.

Meetings will increase in frequency as needed, including daily and multiple times each day during peak periods. During these meetings, call drivers will be analyzed, identifying systemic issues in upstream processes.

Supplier will establish a centralized RCA function to manage and oversee activities across the towers.

The Supplier Solution includes the following:

- Collecting issues from multiple sources, including proactive search for issues that are candidates for Root Cause Analysis,
- Maintaining catalog of issues requiring Root Cause Analysis,
- Identifying owners responsible for RCA for each issue,
- Developing solution / corrective action,
- Monitoring status from identification to resolution,

- Documenting and reporting issues and root cause for compliance related issues within required timeframes.

Supplier will periodically meet with Health Net to refine the process and monitor progress. As required by Health Net, Supplier will include representatives from other areas of Health Net (e.g., Provider Network Management Department).

Specific procedures to perform the Root Cause Analysis function will be documented in the Procedures Manual. Identifying and categorizing all issues that need RCA including the following activities:

  - Assessing the impact of the incident,
  - Gathering data and other information required for the RCA,
  - Performing RCA for all identified issues,
  - Creating a corrective action plan to address and resolve the root cause while working to prevent recurrence of the incident,
  - Providing RCA status reporting including action items,
  - Performing root cause analysis as required by Health Net regulators in the required time frames,
  - Monitoring and report on success of RCA solutions implemented,
  - Analyzing incidents and RCA to identify trends,
  - Analyzing trending to proactively identify, diagnose and correct recurring problems, and performance degradation and identify associated consequences,
  - Tracking, diagnose and report recurring incidents, problems and failures, and performance degradation,
  - Leveraging trending analysis methods and techniques to eliminate issues before they become problems.

8.3 Delivery Location

The centralized function of Root Cause Analysis Services will be performed primarily from Woodland Hills and Rancho Cordova. Additional support will be provided from all delivery teams across all towers that reside in all delivery locations both onshore and offshore. Prior to Phase 3, the Supplier will move any remaining Innovation Services personnel from Health Net facilities to Supplier service delivery location near Health Net's headquarters.

8.4 Staffing Considerations

The Supplier will establish a dedicated Project Management Office (PMO) that will include staff responsible to manage the Root Cause Analysis Services across the towers. The PMO will include full time dedicated resources that will include Root Cause Analysis as one of their responsibilities.

Resources within each tower will be engaged as it relates to Root Cause Analysis impacting their specific tower.

8.5 Hours of Coverage

Root Cause Analysis Services	**08:00 am to 5:00 pm**	**Ad-hoc / after hour support will be provided necessary to meet Schedule A (*Cross-Functional Services*) requirements.**

8.6 Tools

Existing Dashboards (i.e., Excel Spreadsheets) will continue to be used with plans to improve and mature the capability with a more robust tool during Transition. Focus of improvement in the area will include more direct point of capture of issues such that there is more data captured that can be used for identification of commonalities and root cause.

8.7 Reliance and/or Constraints Associated with Third Parties

None.

9. MANAGED THIRD PARTY CONTRACT SERVICES

As of the BPaaS Services Commencement Date, Supplier will manage Managed Third Party Contracts on behalf of Health Net as set forth in Section 3.8 (*Managed Third Party Management Services*) of Schedule A (*Cross Functional Services*).

9.1 Overall Approach

The portfolio of Managed Third Party Contracts is as set forth in Schedule A and will be segmented into either BPaaS scope with the intent to re-contract before Phase 3 (where applicable) or Non-BPaaS. Whether Supplier will subsequently re-contract directly with vendor will be guided by the terms as outlined in Schedule O (*Health Net Provided Resources).* Some contracts that are extremely large such as IBM and AT&T will be managed by a dedicated team and have specific financial objectives associated with oversight and optimization as called out in Schedule C (*Charges*). Managed Third Party Contracts is subject to the terms relating to the Use of Health Net Resources as outlined in Section 11.2(d) of the Terms and Conditions.

Managed Third Party Contracts will be managed by Supplier beginning on the Services Commencement Date. Any third party contracts that are procured by the Supplier prior to the Service Commencement Date will be managed from the effective date of that agreement. Contracts that are shared across BPaaS and non-BPaaS will either be split or agreed with Health Net to remain in the appropriate category for management as a combined entity with the intent of greater cost savings and management efficiency. The remaining Non-BPaaS managed contracts will be under the governance and control of Health Net. Supplier will help Health Net look for opportunities to optimize and reduce costs.

Supplier will manage third party services to help ensure BPaaS SLAs will be met. Supplier will focus on establishing a relationship with Health Net and bilateral responsibilities with qualified third-party service providers and monitoring the service delivery to verify and ensure adherence to SLAs, and underpinning contracts. This will be achieved by identifying and categorizing services, identifying and mitigating risk and monitoring and measuring performance

9.2 Process and Delivery Methods

The Managed Third Party Contract management team will liaise and communicate directly with technical and subject matter expertise in the Health Net retained organization and also report to the commercial and service integration team from a portfolio management and cost standpoint.

For the BPaaS portfolio, each contract will be evaluated and recommendations will be made to Health Net based upon review of the results. When applicable as outlined in Schedule O (*Health Net Provided Resources*), Supplier will determine if a contract already exists with Supplier that could be leveraged and, if not, look to negotiate appropriate terms and conditions for the Supplier to contract for the services directly.

Supplier may choose to use the same or similar solution as Health Net is currently using or in some cases may consider replace the technology or service component with something different but comparable allowing Health Net to terminate current services.

Depending on the category of third party services, different expertise and tools will be leveraged. There will be a central contract repository which will be the database for each contract to be managed by Supplier. While Supplier continues to manage the Managed Third Party Contracts, the original

Health Net contracts will be maintained by Health Net. Linked to this database will be other Supplier interactions which may be pertinent to the review process. Copies of all contracts and notes on key terms, conditions and licensing will be linked to the database.

Reporting will be created that forecasts, at the individual or portfolio level depending on agreed, "Hard Cap" or gain sharing agreements actual costs vs. baseline costs and performance. Compliance reports will be created to document license usage and to ensure no third party contracts are in violation of stated licensing requirements or guidelines.

Managed Third Party Management Services activities for both BPaaS and Non-BPaaS Health Net Contracts include:

- Identification of all suppliers services, and categorizes them according to supplier type, significance and criticality. Maintain formal documentation of technical and organizational relationships covering the roles and responsibilities, goals, expected deliverables, performance track record of past and current issues, escalations, and resolutions,
- Performance monitoring to ensure compliance with contract terms and conditions, SLAs,
- Recommendations and resolution of issues related to non-compliance,
- Monitoring license usage and maintaining compliance with the terms of third party licenses as defined in subtask 2.7.4 (*Configuration and Asset Management*) of SOW#4 Exhibit A-1-1 (*Process Definitions*),
- Tracking and managing orders, third-party catalog management throughout Phase 2 and Phase 3 for any remaining contracts that remain with Health Net,
- Monitoring performance to ensure compliance with contract terms and conditions as well as SLAs,
- Managing financial obligations such as reviewing invoices for discrepancies, submitting processed invoices for payment, resolution of billing and invoices disputes, etc.,
- Identifying and managing fee reductions and incentives, based on performance information and Agreement terms,
- Managing risks through mitigation to ensure services are delivered securely, efficiently and effectively meeting Health Net SLAs. Identify and mitigate risks relating to suppliers' ability to continue effective service delivery in a secure and efficient manner on a continual basis,
- Escalating to Health Net known risks and areas of non-compliance,
- Ensuring that contracts conform to universal business standards in accordance with legal and regulatory requirements,
- Monitoring service delivery to ensure that the supplier is meeting current business requirements and continuing to adhere to the contract agreements and SLAs, and that performance is competitive with alternative suppliers and market conditions.

Health Net retains final decision making authority for any contracts that are managed on their behalf until such time they are procured by the supplier and the corresponding service is terminated by Health Net and the provider.

9.3 Delivery Location

The centralized function of Managed Third Party Management Services will be performed primarily from Woodland Hills and Rancho Cordova. Additional delivery and execution support will be provided from all delivery teams across all towers that reside in all delivery locations both onshore and offshore. Prior to Phase 3, the Supplier will move any remaining Third Managed Party Management Services personnel from Health Net facilities to Supplier service delivery location near Health Net's headquarters.

9.4 Staffing Considerations

For contracts managed by Supplier, Supplier will designate a Contract Manager as a single point of contact for Managed Third Party Contract Management Services. Contract Manager would be responsible for leading and owning the day-to-day decisions related to contract administration and negotiations pertaining to the services as identified and set forth in the Agreement. He/she will coordinate the contract negotiations/renegotiations to accommodate scope Changes, Changes to business requirements as identified by Health Net, and the management of Contract Change requests.

For contracts managed by Supplier, Individual portfolio leads will handle the specific negotiations and optimization of services based on the segmentation of the overall inventory of suppliers. These portfolio teams will report directly to the Contract Manager and PMO. During Phase 1, the team will be established and the dedicated portfolio leads will have team members who will each manage a section of the in scope contracts with objectives to review, optimize and close terms and conditions as defined. Each portfolio lead will leverage the virtual support of the following resources:

- Legal support for review and compliance,
- Alliance support services for major partners where applicable,
- Sourcing specialists to optimize buying power and cross client leverage,
- Technical Subject Matter Experts to review accuracy,
- Technical program management to measure and forecast pricing and outcomes,
- Product management across scope of services.

Supplier and Health Net Contract Management and Contract portfolio teams will work closely with procurement and legal counsel from both sides and follow Change Control procedures as outlined in Schedule H (*Change Control Process*) to:

  - Create, negotiate and incorporate amendments into the Agreement,
  - Coordinate the Agreement negotiations/renegotiations to accommodate scope changes or changes to business requirements per the contract change management process. Any such scope changes as well as exceptions to Health Net guidelines will require Health Net's prior written approval before any work is performed,

- ○ Obtaining and documenting all requisite approvals to establish an appropriate audit trail, within Health Net guidelines for Managed Third Party Agreements.

Managed Third Party Contract activities include:

- Identification of all suppliers services, and categorizes them according to supplier type, significance and criticality. Maintain formal documentation of technical and organizational relationships covering the roles and responsibilities, goals, expected deliverables, performance track record of past and current issues, escalations, and resolutions,
- Leading and facilitating contract agreement activities from agreement signing through transition and ongoing operations (e.g., Interface for contractual change implementation),
- Performance monitoring to ensure compliance with contract terms and conditions, SLAs,
- Recommendations and resolution of issues related to non-compliance,
- Monitoring license usage and maintaining compliance with the terms of third party licenses as defined in subtask 2.7.4 (Configuration and Asset Management) of SOW#4 Exhibit A-1-1 (Process Definitions),
- Tracking and managing orders, third-party catalog management throughout Phase 2 and Phase 3,
- Monitoring performance to ensure compliance with contract terms and conditions as well as SLAs,
- Managing financial obligations such as reviewing invoices for discrepancies, submitting processed invoices for payment, resolution of billing and invoices disputes, etc.,
- Identifying and managing fee reductions and incentives, based on performance information and Agreement terms,
- Managing risks through mitigation to ensure services are delivered securely, efficiently and effectively meeting Health Net SLAs. Identify and mitigate risks relating to suppliers' ability to continue effective service delivery in a secure and efficient manner on a continual basis,
- Escalating to Health Net known risks and areas of non-compliance,
- Ensuring that contracts conform to universal business standards in accordance with legal and regulatory requirements,
- Monitoring service delivery to ensure that the supplier is meeting current business requirements and continuing to adhere to the contract agreements and SLAs, and that performance is competitive with alternative suppliers and market conditions.

9.5 Hours of Coverage

Managed Third Party Management Services	08:00 am to 5:00 pm	Ad-hoc / after hour support will be provided necessary to meet Schedule A (*Cross-Functional Services*) requirements.

9.6 Tools

To be developed

9.7 Reliance and/or Constraints Associated with Third Parties

As defined by each Third Party Agreement.

10. REPORTING AND ANALYTICS SERVICES

Supplier will provide Health Net with data, tools and reports; operational and performance indicators; and other information deemed necessary by Health Net in order for Health Net to assess its business and Supplier service performance.

10.1 Overall Approach

Supplier will approach Reporting and Analytics in three stages. Stage 1 will continue the current capabilities and tools that Health Net leverages today with the intent of producing the same information as of the Service Commencement Date. Stage 2 will focus on the requirements gathering and design of a Service Performance Reporting capability. Stage 3 will commence 6 months post the implementation of the Stage 2 and will focus on the requirements gathering and design of performance analytics for the Services and SLA associated with the Agreement. The market analysis research, solution/capability analysis, and resulting recommendations specific to Health Net will be documented for inclusion in the Innovation Plan. Stage 2 and Stage 3 are key input to the Innovation Plan and will feed directly into the improvement plans and Innovation Services process outlined in Schedule A-1 (*Cross Functional Services Solution Description*).

10.2 Process and Delivery Methods

Supplier will use tools and methods available as of the BPaaS Service Commencement Date to:

- Continuing with same reporting format as at the time of execution of the Agreement. Any changes to the content and format must be pre-approved by Health Net,
- Providing reports based on ad-hoc and on-going requests,
- Analyzing the data to identify trends and potential risks. The output of this exercise will be added to the monthly and quarterly management reports,
- Leveraging the performance reports and the results of the trend analysis to assist Health Net develop business strategies and solutions.

As part of Stage 2, the Supplier will implement a Service Reporting tool that enables the Supplier to create reporting and dashboards for performance, joint situational awareness and governance meetings and end to end service delivery management.

Supplier will also provide other inputs to Stage 2 (reporting) and Stage 3 (analytics) as input to the Innovation Plan providing comparison with market peers and industry trends as input to market and Industry capabilities related to performance reporting for like services in the marketplace.

10.3 Delivery Location

Supplier will deliver the Cross Functional Reporting and Analytics Services initially from Woodland Hills and/or Rancho Cordova facilities as determined by the Supplier. Phase 3 the Supplier will move any remaining Innovation Services personnel from Health Net facilities to Supplier service delivery location near Health Net's headquarters.

10.4 Staffing Considerations

The Supplier will establish a Reporting and Analytics team that will work across all towers to perform Reporting and Analytic Services. SMEs from individual towers will support these efforts as needed.

10.5 Hours of Coverage

Reporting and Analytics Services	**08:00 am to 5:00 pm**	**Ad-hoc / after hour support will be provided necessary to meet Schedule A (*Cross-Functional Services*) requirements.**

10.6 Tools

To be determined during performance of the Services.

10.7 Reliance and/or Constraints Associated with Third Parties

To be determined during performance of the Services.

11. USER ACCEPTANCE TESTING

11.1 Overall Approach

Cross Functional User Acceptance Testing includes those functions associated with planning, coordinating, and executing testing activities related to the Services with appropriate members of the Health Net retained organization. User Acceptance Testing methods and procedures are outlined in Schedule J (*Project Framework*).

11.2 Processes and Delivery Methods

Supplier will coordinate and manage Cross Functional UAT Services for new and modified functionality as part of the system life cycle prior to the release into the production environment.

During the requirements gathering phase, UAT Coordinators and Business Analysts within the Supplier organization will perform the following functions:

- Determining the scope of testing that will be required,
- Identifying who within the retained organization will be involved in the testing phase for the set of requirements,
- Coordinating with the testers in the retained organization as they develop their own test cases to be executed during the testing phase of the project,
- Determining what needs to be in the UAT environment for the specific testing effort, including surround and core systems.

During the build phase, UAT Coordinators and Business Analysts within the Supplier organization will perform the following functions:

- Coordinating and managing the that test scripts are written,
- Identifying synergies that can be achieved across a particular release,
- Coordinating access administration to the testing systems,
- Providing training for the testers in the business area,
- Overseeing the preparation and loading of test data into the environments in the proper sequence so it is available when ready to test,
- Establishing a sequenced plan for data loads and batch cycles to support testing efforts,
- Overseeing and managing testing completion per plan,
- Prioritizing defect resolution to enable testing progress,
- Updating dashboards for reporting progress of UAT,
- Managing and coordinate "go-live" phase activities including:

- Performing testing immediately prior to the release to confirm there are no defects being staged into production,
- Monitoring system functionality and performance onsite during cutover to the new release (typically during off hours),
- Ensuring successful cutover into production,

- Environment planning, including when the test environments can be decommissioned.

11.3 Delivery Location

Supplier staff performing the coordination directly with testers in the retained organization will be co-located with the Health Net staff in on shore locations during Phase 2. Specific functions related to UAT planning, data loads, and the like may be performed in India and Manila. Prior to Phase 3, the Supplier will move any remaining Innovation Services personnel from Health Net facilities to Supplier service delivery location near Health Net's headquarters.

11.4 Staffing Considerations

Supplier will have a dedicated team for Cross Functional User Acceptance Testing Services coordinating all User Acceptance Testing.

11.5 Hours of Coverage

User Acceptance Testing Services	**08:00 am to 5:00 pm**	**Ad-hoc / after hour support will be provided necessary to meet Schedule A (*Cross-Functional Services*) requirements.**

11.6 Tools

Testing Dashboard currently being used by Health Net.

11.7 Reliance and/or Constraints Associated with Third Parties

None.

12. RETURN MAIL PROCESSING SERVICES

12.1 Overall Approach

As of the BPaaS Services Commencement Date, Health Net will deliver the return mail to centralized locations within Supplier departments and Supplier Personnel will receive the return mail from Health Net and perform the Return Mail Processing Services. Detailed Process and Procedures to execute Return Mail Processing Services will be included in the Procedures Manual.

12.2 Delivery Process and Methods

Supplier will process the Return Mail Services based upon the type of return mail and the action required that would enable the mail to be re-delivered to the recipient. Steps will also be taken to ensure records are updated properly for any future mailings and correspondence. Where possible the new address information, if known (and permitted by regulators), will be updated in the system of record for the Member, thus raising the potential for successful delivery.

During the Term, Supplier may introduce improvements to the Return Mail Processing Services to enable portions of this Service to be performed offshore (subject to all Health Net offshoring restrictions). As part of Supplier's Solution for the Return Mail Processing Services, the physical handling of return mail will remain onshore.

12.3 Delivery Location

Supplier will deliver the Cross Functional Return Mail Services from the Woodland Hills and/or the Rancho Cordova facilities in accordance with the location of return mail receipt by Health Net. If deemed to generate savings and/or efficiencies into the process, capabilities may be added offshore. In all cases, applicable data privacy and protection steps will be added to the process prior to an offshore movement. Prior to Phase 3, the Supplier will move any remaining Innovation Services personnel from Health Net facilities to Supplier service delivery location near Health Net's headquarters.

12.4 Staffing Considerations

Supplier will identify a specific point of contact for Return Mail Processing and distribution. The staffing of the Cross Functional Return Mail Processing and Document Services will be a combined part time role and flex with the amount of volume of return mail received for processing.

12.5 Hours of Coverage

Return Mail Processing Services	08:00 am to 5:00 pm	Ad-hoc / after hour support will be provided necessary to meet Schedule A (*Cross-Functional Services*) requirements.

12.6 Tools

Member Name and Address Information via Systems Support.

12.7 Reliance and/or Constraints Associated with Third Parties

Reliance on Health Net-provided vendor who receives mail from the post office and delivers to Supplier staff within the Departments.

13. INVENTORY MANAGEMENT SERVICES

Supplier's approach to Inventory Management will include reporting to Health Net production and inventory numbers and attending meetings to discuss volumes, issues, and other operational topics to maintain work inventories within target levels.

13.1 Overall Approach

Inventory Management levels will be monitored and managed within the threshold tolerance levels to meet Service Levels.

- During Phase 2, Supplier will upgrade the current reporting system and integrate it into the management reporting approach outlined in Schedule G-3 (*Management Reports*).

- As an example of the approach, Supplier will create and maintain a daily accurate accounting for all inventories including transactions received, "in process" (i.e., transactions received, but not considered "complete" in the core system) and transactions completed to arrive at the production and inventories number. Based on the established process the Supplier will create an action plan when the inventory is outside of the established thresholds to get back to established target inventory levels.

Supplier will use the daily inventory management reports to control and maintain inventory within compliance and business service levels. Supplier will report the daily and cumulative monthly inventory management reports to Health Net.

13.2 Delivery Location

Supplier will deliver the Inventory Management Services across delivery location in US, India and Manila. Prior to Phase 3, the Supplier will move any remaining Innovation Services personnel from Health Net facilities to Supplier service delivery location near Health Net's headquarters.

13.3 Staffing Considerations

Existing operational team across delivery locations in US, India and Manila will be leveraged for staffing with the Cross Functional Reporting and Analytics Services. The centralized PMO will establish process and procedure to ensure consistency across towers.

13.4 Hours of Coverage

Inventory Management Services	08:00 am to 5:00 pm	Ad-hoc / after hour support will be provided necessary to meet Schedule A (*Cross-Functional Services)* requirements.

13.5 Tools

Current Reporting Tools used by Health Net (EIS, Omni/Prime, Macess, Excel Workbooks).

13.6 Reliance and/or Constraints Associated with Third Parties

None.

14. COLLECTION OF FUNDS SERVICES

Supplier will perform "Collection of funds" associated with collecting and depositing all monies for or on behalf of Health Net as envisioned in Schedule A (*Cross Functional Services*).

14.1 Overall Approach

Supplier will manage the Collection of Funds consistent with each of the Services in all the in-scope Towers. Supplier will redirect such funds to the appropriate lock box in a timely manner when funds are received outside of the standard process.

14.2 Delivery Process and Methods

Supplier will collect the checks/funds that are received at any facility at any time. Supplier will log the funds, package them for mailing and deposit and will direct them to the appropriate lock box via the United States Postal Service.

As part of the monthly operating meetings, the log and total funds received will be reviewed with Health Net. For monthly funds received that are in excess of thresholds set and adjusted for seasonality, a Root Cause Analysis will be executed and the results including recommendations and implementation plans for corrections, where appropriate, provided in the following month's report.

14.3 Delivery Location

Supplier will deliver the Cross Functional Collection of Funds Services from any location where such funds are received. Prior to Phase 3, the Supplier will move any remaining Innovation Services personnel from Health Net facilities to Supplier service delivery location near Health Net's headquarters.

14.4 Staffing Considerations

Supplier will staff the Cross Functional Collection of Funds Services on a part time basis as part of the Services being performed by the Supplier.

14.5 Hours of Coverage

Collection of Funds Services	**08:00 am to 5:00 pm**	**Ad-hoc / after hour support will be provided necessary to meet Schedule A (*Cross-Functional Services*) requirements.**

14.6 Tools

Collection of Funds log.

14.7 Reliance and/or Constraints Associated with Third Parties

None.

15. ISSUE AND ERROR RESOLUTION AND REPORTING SERVICES

15.1 Overall Approach

Cross Functional Issue and Error Resolution and Reporting Services is the specific function that logs, tracks and manages issues and errors identified as part of the internal audit, Compliance and QA functions. This Cross Functional Service is the management of the inventory of Issues and Errors that are identified to be resolved and managed to closure with the Towers as part of closing out the QA action items and Compliance and internal audit report findings. The intent of the Issue and Error Reporting Services is to provide an enterprise view of the material issues and errors that exist in the towers and timely manage them to closure while protecting against recurrence.

15.2 Processes and Delivery Methods

Supplier will receive the Issues and Errors from Health Net in its scheduled weekly meetings or as a result of audit findings. Supplier will work with the internal audit, Compliance and QA processes to manage the inventory of Issues and Errors to closure and assess the month inventory to determine if there are any repeating patterns and material items that are candidates for inclusion in the Enterprise Risk Management Inventory or warrant the conducting of a Root Cause Analysis and corrective action plan. Supplier will ensure that Health Net's business and supplier delivery teams are meeting periodically to define and discuss Issues and Errors, identify owners, develop solutions/corrective action, including an assessment of the adequacy of current system and process controls, track and resolve issues. As required, Supplier will also include representatives from provider networks, pharmacy networks and other towers in the meetings.

In addition to this, Supplier will also manage all SOX/IPC requirements relative to its solution and Issues and Errors impacting these requirements.

Root Cause Analysis will be performed if the Issues or Errors are systemic and can be prevented in the future. Supplier will use the lessons learned to create a risk and mitigation plan to contain such Issues and Errors in the future if these are deemed material in nature. Data will be mined to help uncover Issues and Errors that will ultimately lead to process improvements and cost savings. Supplier will identify systemic issues along the process flow, especially upstream. All compliance related issues will be escalated following Health Net guidelines. Higher priority will be assigned to recurring Issues and Errors.

Supplier will automate the data collection and synthesis process. Efforts will also be made to collect observations from resources on the ground to better understand the Issues or Errors.

15.3 Delivery Location

The centralized function of Issue and Error Resolution and Reporting Services will be performed primarily from Woodland Hills and Rancho Cordova. Additional support will be provided from all delivery teams across all towers that reside in all delivery locations both onshore and offshore. Prior to Phase 3, the Supplier will move any remaining Innovation Services personnel from Health Net facilities to Supplier service delivery location near Health Net's headquarters.

15.4 Staffing Considerations

Supplier will establish a dedicated Project Management Office (PMO) that will include staff responsible to manage the Issue and Error Resolution and Reporting Services across the towers. The

PMO will include full time dedicated resources whose responsibilities will include Issue and Error Resolution and Reporting. Resources within each tower will be engaged as it relates to Issue and Error Resolution and Reporting impacting their specific tower.

15.5 Hours of Coverage

Issues and Error Resolution Services	**08:00 am to 5:00 pm**	**Ad-hoc / after hour support will be provided necessary to meet Schedule A (*Cross-Functional Services)* requirements.**

15.6 Tools

Issue and Error Log.

15.7 Reliance and/or Constraints Associated with Third Parties

None.

16. INTEGRATION SERVICES

16.1 Overall Approach

Supplier will support interfaces that integrate third party products and services as of the Effective Date. Subject to Change Control, Supplier will additionally support modifications to existing interfaces as well as support for new interfaces as needed to support the Services and as requested by Health Net. Supplier will coordinate directly with third parties as necessary to support the Integration Services.

Integration Services categories are anticipated to be:

- Electronic Data interface (EDI) scheduled at regular intervals, it will be used to send and receive data from third party vendors and will be scheduled at regular intervals. Such interfaces will use proprietary framework,
- Third-party integration in real time (Burgess, for example) typically used for claims processing or pricing,
- Integration aligned to processing, (iHealth, for example).

16.2 Processes and Delivery Methods

Integration Services will be evaluated on a case-by-case basis and managed as part of the Third Party Management Services to evaluate the overall effort of integration as well as the long term maintenance and support of the integration. In conjunction with the towers, the Cross Functional Integration Services will manage the overall inventory of external interfaces as well as coordinating the evaluation of the services being integrated.

This process will be highly integrated with the Services in SOW 4 (*IT Services*) to provide oversight and coordination for an holistic view of integration across the enterprise.

16.3 Delivery Location

Supplier will deliver the Cross Functional Integration Services from the locations where Services are performed within the towers.

16.4 Staffing Considerations

Supplier will staff the Cross Functional Integration Services on a part time basis as necessary to perform the Services.

16.5 Hours of Coverage

Integration Services	**08:00 am to5:00 pm**	**Ad-hoc / after hour support will be provided necessary to meet Schedule A (*Cross-Functional Services*) requirements.**

16.6 Tools

Integration Services Inventory.

16.7 Reliance and/or Constraints Associated with Third Parties

As identified by each Integration Services as part of this process.

17. TRANSLATION SERVICES

"***Translation Services***" includes functions associated with voice translation as well as the translation of documents to multiple languages as required by policy and Health Net contracted agreements.

17.1 Overall Approach

The Supplier will perform Translation Services related to three types of communications: (i) voice translations (within the Contact Center Tower or other Towers), (ii) document/written translations (across all Towers), and (iii) translation support for a member at a Provider's location (i.e., such member requests as handled via the Contact Center Tower).

The Supplier will coordinate this Cross Functional Service using Health Net's current third party translation service providers using Health Net's current process and allocation approach. Supplier will comply with Health Net's list of approved languages by line of business for translation. The Supplier will have a centralized point of contact to facilitate/manage the coordination of translation services. Each tower will maintain policies and a budget to cover the Translation Services with the approved vendor(s).

17.2 Delivery Process and Methods

The Cross Functional Translation Services will provide coordination across Towers and consistency of delivery related to the translation required at the tower level.

Supplier responsibilities include:

- Maintenance of the "Translation Source of Truth," containing:
  - Health Net's approved list of languages by line of business for translation
  - Regulation rule and section
  - Regulation verbatim
  - Compliance/SME contact
  - List of vital documents by LOB
  - Model disclaimer language
  - List of interpreter service resources to which members can be referred for translations not handled by Health Net (i.e., for non-approved translations)
- Documentation of procedures to execute Translation Services in the Procedures Manual that are consistent with the "Translation Source of Truth" to include the following:
  - A list of required documents / languages that are proactively translated year over year and made available to business areas
  - Processes for the handling of translation requests that fall outside of departmental policy
  - Escalation process when input or decision is needed from Health Net and the Supplier's Compliance Officer

- Process for notifications sent to downstream departments whose materials may be impacted
  - Process to measure operational results at established checkpoints (i.e., quarterly or annually as needed)
  - Process to review and allocate cost of third party translation services across each tower as needed by Health Net to support internal charge back needs

- Update procedures on recurring schedule and as needed to incorporate changes in policy and/or Health Net contractual commitments,
- Ensure continuity of service for any modification to policy and procedures, including:
  - Pilot revised policy and procedures with a selected Tower
  - Review results with Tower Leads to determine the refinements and to confirm any modifications continue to meet Regulatory and Compliance guidelines as well as Health Net's requirements
  - Deploy updated charge back approach, providing Health Net with the appropriate charges based upon usage for Translation Services
- Conduct training on regular intervals for all resources working on Translation Services to ensure that the staff is adequately trained on procedures and policies,
- Manage the third party translation service providers on behalf of Health Net as part of Third Party Managed Services until such time as the Supplier can transition the contract agreement directly with Supplier.

The graphic below illustrates the high-level process of handling requests for the translation of documents and providing approvals at the tower level.


Inbound beneficiary translation request received
Material exists in library?
Yes
No
Provide material to beneficiary / Submit mail request
Contact originating department
Request aligns with regulatory requirement
Yes
No
Provide requesting department translated material / Submit for translation
Reject and refer to interpreter services

17.3 Delivery Location

- The centralized function of Translation Services will be performed primarily from Woodland Hills and Rancho Cordova. Prior to Phase 3, the Supplier will move supplier personnel from Health Net facilities to Supplier service delivery location near Health Net headquarters.

17.4 Staffing Considerations

- Supplier will identify a single point of contact to coordinate Translation Services across towers. Supplier anticipates this to be a part time role in addition to other responsibilities within the centralized team.

- In addition, Supplier will identify an individual within each tower who will be responsible to coordinate Translation Services for their service area and to function as a single point of contact within the tower. This Translation services responsibility within the tower will be a part time role in addition to their other responsibilities to deliver Services within the tower.

17.5 Hours of Coverage

Translation Services	**08:00 am to 5:00 pm**	**Ad-hoc / after hour support will be provided necessary to meet Schedule A (*Cross-Functional Services)* requirements.**

17.6 Tools

To be determined.

17.7 Reliance and/or Constraints Associated with Third Parties

Managed Third Party Services Contract with Health Net's Translation Service Providers as provided by Health Net.

SCHEDULE A-1-1

HEALTH NET

BUSINESS CONTINUITY PLAN/DISASTER RECOVERY

TABLE OF CONTENTS

SCHEDULE A-1-1

HEALTH NET BUSINESS CONTINUITY PLAN/DISASTER RECOVERY

1. EXECUTIVE SUMMARY

The Business Continuity Plan ("***BCP***") is designed to ensure that the business operations of Health Net are not affected by the occurrence of a disaster or in case of an emergency situation. The BCP ensures commitment of Supplier towards delivering the highest quality solutions and making sure that the services offered to Health Net are protected in the event where any of our service locations becomes inoperable, or any other issues require us to move the work elsewhere. The BCP reiterates our commitment to deliver the highest quality solution using the Global Delivery Model, and protecting Health Net from service continuity risks. Our business continuity plans are based on the need to protect professional staff, computing infrastructure, and intellectual property in order to help Health Net remain in business through any contingency; that includes provisions to ensure the mobility of professional skills along with fully redundant communications backbones and computing infrastructures.

The plan presents the actions and procedures necessary to recover from an adverse event. When totally implemented, the plan is designed to establish availability of employees to carry out the designated assignments, data center processing, network communications and all business unit functions within desired timeframes from identified recovery sites as per the plan. It is aimed at achieving the following during any disaster struck.

- Minimizing potential economic/business loss
- Reducing the probability of occurrence
- Reducing disruptions to operations
- Providing an orderly recovery
- Ensuring the safety of personnel
- Minimizing legal liability
- Adhere to regulatory and legal requirements

2. SCOPE

This document covers the overall Supplier's Health Net business continuity strategy that would form the base for the business continuity procedures for each of the following functions;

- BPaaS
- Non BPaaS
- ITIS

3. ORGANIZATION STRUCTURE OF BCP


Steering Committee (HN + CTS)
C-Level's, Business and IT Leaders
BCP Manager
BCP Committee
Location specific
Center level Corporate BCP Coordinator
Center specific BCP Team
Center level Disaster Recovery Team

3.1 Roles and Responsibilities

Supplier Role	Responsibilities
Steering Committee (C-Level's, Business and IT Leaders)	• Review the detailed disaster recovery plan & Execution • Declare a disaster based on the agreed communication plan between Health Net and Supplier • Provide direction on prioritizing the list of projects applications/Systems and services to be recovered during a disaster. • Ensure effective communication across all associates/customers involved • Review the critical processes for restoration in case of a disaster • Health Net and Supplier groups will be part of this role
BCP Manager	• Coordinate the development and maintenance of the Corporate BCP manual by the BCP committee • Coordinate the development and maintenance of the center level BCP procedures manual at each center. • Coordinate the development and maintenance of the BCP plan • Manage and direct the business continuity activities across the organization • Ensure that the plan is updated on a regular basis • Drive the recovery process during disaster/emergency situations • Monitor the organization wide, center level and project specific BCP testing process • Ensure these are in compliance with the documented process • Ensure that the Corporate BCP manual is available across multiple locations • Health Net and Supplier groups will be part of this role • Ensure that all the Center Level BCP team members have the latest copy of their respective Center Level BCP Procedures manual • Ensure that such manuals are also stored in a different site. • Coordinate BCP awareness activities across the organization
BCP Committee – (Comprise of Functional Head from IT/IT IS/BPS Team)	• Develop and maintain the Corporate BCP Manual on a regular basis Develop and maintain the BCP plan on a regular basis. • Ensure that the plan is tested at least annually. • Ensure that the BCP objectives are in line with the business requirements • Identify & review the critical processes for restoration in case of a disaster • Prioritize the list of projects applications/Systems and services to be recovered during a disaster • Ensure effective communication across all associates/customers involved • Review the detailed disaster recovery report prepared by the Center Specific BCP Team members on completion of recovery process

Supplier Role	Responsibilities
Center Specific BCP Coordinators	• Identify and nominate the Center specific BCP/DR team with representation from various functional units • Manage and direct the business continuity activities within the center • Coordinate with center specific functions for the preparation and test execution of BCP/DR • Manage the recovery process within the center during disaster/emergency situations • Initiate/approve the recovery plan for the center and inform the Center Specific BCP/DR Team to action • Ensure periodic status updates are communicated to the BCP Manager/BCP Committee • Prepare a disaster recovery report on completion of recovery process and submit the report to BCP Committee
Center Specific BCP Team	• Provide feedbacks to BCP Committee and Center Specific BCP coordinators, regarding development and maintenance of the BCP plan on a regular basis • Identify and nominate the Center specific BCP Disaster Recovery team with representation from various functional units • Identify the critical processes for restoration in case of a disaster • Ensure effective communication across all associates/customers involved • Instruct the Disaster Recovery Team to carry out the recovery process at the time of disaster • Inform concerned Functional to activate their Function Specific BCP • Review and publish a detailed disaster recovery report on completion of recovery process to Center Specific BCP Coordinator • Ensure periodic status updates are communicated to the Center specific BCP Coordinator
Disaster Recovery Team	• Assess damage • Analyze the impact on business • Clearly relate damage assessment to business continuity of organization • Identify and isolate damaged assets • Assess the reusability of damaged assets • Understand economics of repair versus replacement • Implement the recovery process as per the plan • Periodically update the Center Specific BCP Team on the status of recovery process. • Coordinate with vendors/contractors for the recovery process. • Carry out the business resumption
Functional Leads – Center Specific	• Will be part of Center Specific BCP Team • Develop current and viable plan for business continuity • Identify and nominate the BCP team for the respective functional units

Supplier Role	Responsibilities
	• Coordinate with the Corporate BCP Coordinator for maintenance of the plan • Identify and list out all critical functions and time frame for restoration of the services in case of a disaster • Ensure that proper Escalation and Communication process is in place and it is updated regularly • Manage BCP activities within the function • Monitor the implementation of the functional level plans during disaster/emergency situations • Monitor the implementation of the tests as per the plan and schedule • Prepare a unit specific disaster recovery report on completion of recovery process

3.2 Business Process Services (BPS) Specific BCP Chart

The chart below depicts how a BCP will be defined at each BPS Function level like Contact Center, Membership, etc. This covers all locations for a given Business Function from BCP perspective.


Overall BCP
BPS Function Specific BCP
BPS Function Specific Location 1
BPS Function Specific Location 1

4. DISASTER RECOVERY PRE-PLANNING PROCESS

Supplier provides comprehensive DR services and would execute the DR process in accordance with ITIL V3 Service Continuity Management (SCM) and perform the activities by leveraging the existing knowledge base and frameworks of Supplier.

Supplier has built capabilities to provide end-to-end DR services which include the following:

- Conducting Risk Assessment
- Conducting Business Impact Analysis
- Categorizing resources into various criticality levels
- Designing Disaster Recovery solutions for resources under various categories of criticality
- Implementing the DR solutions
- Management and maintenance of the DR Program
- DR Audit / Assessment

The below sections describes the various stages of Supplier's DR preparedness;


DR Assessment
DR Design
DR Implementation
DR Test
DR Operation

4.1 Disaster Recovery Assessment

This is the most important stage of the Supplier's DR preparedness. This stage focusses on creation of the DR plan in conjunction with all the involved stakeholders. This stage also focusses on the creation of crisis management plan and exhaustive list of activities to be executed with proper schedule.

Activities:

- Analyze and Propose infrastructure layer including network, storage, servers, virtualization, operating system etc. and create an as-is map of infrastructure to be later used as an input in the DR design phase
- Analyze current platform including database servers, application servers, Email, Citrix etc. and create an as-is map of the current platform to be used later as an input to the DR design phase
- Analyze current application integrations, dependencies and batch jobs and create a map, to create a Service Recovery Order (SRO) document
- Analyze current support and operational processes and identify potential process gaps in both implementation and support of the DR solution.
- Analyze end user connectivity methodology to identify dependencies and ensure transparent recovery for end users

4.2 Disaster Recovery Design

This stage focusses on the designing of an effecting DR solution for Health Net. Supplier will interview stake-holders to gain and be up to date on the DR requirements and design, update the end state DR solution for Health Net.

Activities:

- Prepare High Level DR Solution Architecture depicting key technology components that constitute the solution. The Solution Architecture will also include the technical requirements that align to the business requirements specified in the DR Strategy as well as technology constraints, dependencies and risks.
- Prepare detailed design for each infrastructure and platform layer including Network, Storage, Servers, virtualization, and support infrastructure stressing the role played by the respective layer in enabling the DR solution.
- Prepare detailed application specific Disaster Recovery documents in collaboration with application subject-matter-experts with references to the infrastructure and platform recovery designs that are prerequisites for the application recovery.
- Prepare Service Recovery Order (SRO) document derived from the BIA document and the application integration document.

4.3 Disaster Recovery Implementation

This stage focusses on the implementation of the DR design stage.

Activities:

- Prepare a High Level implementation plan and schedule based on inputs from the application /infrastructure Architect and detailed design. The plan should include high level resource requirements from the required cross functional teams.
- Prepare detailed Implementation Plans and checklists for implementing the requisite Infrastructure and support platforms at the DR facility
- Prepare a detailed vendor management plan for coordinating between various vendors that are required to implement the solution
- Implement requisite support infrastructure (e.g. patching, monitoring) at the DR site.
- Implement DR solution at the DR Facility and the requisite components at the Primary site in coordination with the colocation vendors and network service providers
- Prepare updated support process documents for handover

4.4 Disaster Recovery Test

In this stage the test cases are executed to ensure full functionality of all devices and network are working as expected. This test will be done in isolated environment, production environment will not be disturbed during this testing. All the databases are tested for consistency of data. Supplier and Health Net will sign off on the post test result. In case of adverse DR test, Supplier team will ensure the normal operation of resources through primary site and shall do a root cause analysis of the causes of failure. The same will be shared with the Health Net and another DR testing for the failed test cases would be scheduled as per the plan (at least annually).

Activities:

- Prepare DR Test Strategy aligned to the High Level DR strategy and consequentially the business requirements of disaster recovery
- Prepare Test schedule in alignment to the Implementation schedule
- Prepare detailed application level DR test plans derived from regression test plans of the application.
- Prepare user acceptance plan for business sign-off for the DR test
- Execute and Verify Test plans

4.5 Disaster Recovery Test Completion

This is the stage where the communication of successful/unsuccessful completion of the DR test is shared with various stakeholders with the key learnings. The documentations which need to be submitted in this stage are:

- Revised DR plan
- DR Execution run book

- Post test results

4.6 Disaster Recovery Approach

Supplier will follow the methodology defined - DR Assessment, Desgin, Implementation, Test , Operations. This is an iterative process to include changing business needs. Currently Supplier proposes the below DR architecture which will be validated and updated during the DR Assessment phase. The timeline of DR Design will be aligned to ITO Phase 2 timelines, as there is a wave based migration approach for applications to Supplier DC and DR solution will be designed based on the application criticality, RPO & RTO.

Target DR Architecture

Below diagram illustrates the DR sites (secondary datacenter) and the involved architecture for the Supplier approach:


Chandler Data Center(Phoenix)
Non Prod, Test & DR Standby
Internet
VMWare SRM, HDI, Application & Database Replication
NetBackup
NetBackup
Storage Short Team
Storage – near term
Tape – Long term
Cognizant MPLS Cloud
Health Net MPLS Cloud
10 Gbps x2
DC-to-DC InterCOnnect
Auto Image Replication
Storage Replication(HUR)
Internet
NetBackup
NetBackup
Storage Short term
Storage – near term
Tape – Long term
BPaaS & Non-BPaaS Production
Centennial Data Center(Denver)

Supplier approach to Health Net DR is to exceed their current DR capabilities by means of below mentioned methodologies

- Will have dedicated Hardware for ABS HP Integrity and Alpha servers
- Will have dedicated AIX and Solaris hardware to support applications utilizing these system types by using LPAR/LDOM
- Will have dedicated VM for windows and LINUX needs, but will take advantage of VMware and have zero resources applied to them until need for a DR or DR test
- Will have dedicated Storage pool for DR, that will have HUR (Hitachi Universal Replicator) replication with Centennial (Supplier primary datacenter) for production
- Development environment may be used for Cold Stand by needs

5. BUSINESS CONTINUITY PLANNING PROCESS

5.1 Business Impact Analysis

The Business Continuity Planning Process shall be based on the ISO 22301 standard. A Business Impact Analysis or BIA estimates the possible consequences of a sudden, unplanned, severe interruption for any reason and determines the priority of the recovery of processes and supporting technical and non-technical supporting components within the recovery time demands set forth in the BIA.

The purpose of Business Impact Analysis is to

(a) Identify all applications and its criticality

(b) Based on criticality, set the priority for recovery of services (tier's in this case)

(c) Establish an estimate of the maximum tolerable downtime for each service offering

(d) Determine the type of fallback arrangements required in case of a disaster

(e) Determine the priorities and processes for recovery of critical business processes

The list of all applications and its criticality has been given in Schedule A-1-1-3.

5.2 Criticality of Application Description

The applications have been classified into one of the three Tiers based on the criticality of the applications disruption

(a) Tier 1

Any application disruption that would stop the business or function would be categorized as "***Tier 1***".

(b) Tier 2

Any application disruption that would affect the business or function but still the bare minimum activities can be carried out would be categorized as "***Tier 2***".

(c) Tier 3

Any application disruption that would cause some inconveniences to the business or function would be categorized as "***Tier 3***".

5.3 Criticality of Business Process Services Description

The services have been classified into one of the four based on the criticality of the services disruption. They are Vital, Essential, Necessary and Desirable.

(a) Vital

Vital services are defined under Tier 1 services, any disruption in service that would stop the business or function would be categorized as "***Vital***". The RTOs for Vital services are as defined in the Terms and Conditions.

(b) Essential

Essential services are defined under Tier 2 services, the criticality would be classified as "***Essential***" if the service affects business but still the bare minimum activities can be carried out. The RTOs for Essential services are as defined in the Terms and Conditions.

(c) Necessary

Necessary services are defined under Tier 3 services, "***Necessary***" services are the ones, which, if not available causes some inconveniences to the business or deliverable. The RTOs for Necessary services are as defined in MSA .

(d) Desirable

Desirable services are defined under Tier 3 services, all "***Desirable***" services will fall into the category of cosmetic services where the downtime will not affect business in anyway. The RTOs for Desirable services are as defined in MSA .

5.4 BCP Triggers

A Disaster can happen for many reasons. Some of them are listed below;

- Primary Data/Network Center is impacted
  - Network Connectivity Failure (LAN, WAN, Internet, MPLS, etc.)
  - Network Device Failure (Firewall, Router, Switch etc.)
  - Application Failure (Active Directory, Exchange, Project File Share etc.)
- All Tier 1 and Tier 2 applications stop functioning
- Multiple locations are impacted and Business cannot carry out critical functions

- Social unrest
- Flood
- Transport disruption
- Extreme Weather
- Fire
- Power blackout
- Seismic Events (Earthquake, Tsunami)
- Pandemic Outbreak (In a situation of 25% - 50% of Absenteeism)
- Terrorist Attack

BCP would be activated when any one of the events occur as mentioned above which would cause a serious impact to business services. The escalation process mentioned in Section 12would be followed to control the situation, initiate recovery process and communicate as necessary.

6. BUSINESS CONTINUITY POLICIES FOR HEALTH NET

- The BCP Coordinator would invoke the BCP process in consultation with the BCP committee
- It is the responsibility of the BCP Committee to ensure that adequate spare resources are made available at the backup sites as mentioned in the functional procedures
- It is mandatory for all BCP team members to maintain two copies of business continuity procedures for their respective functions in an easily accessible and secure location
- The BCP shall be reviewed and updated at least once a year or according to Health Net's schedule if any major changes take place
- The BCP shall be updated whenever major additions, upgrades, deletions take place to the underlying hardware, network environment, office infrastructure or key personnel
- Any changes to the BCP needs to be notified to the entire BCP team and all the existing hardcopies should be withdrawn and replaced with the updated BCP
- The BCP testing process for critical services referenced in SOW#4 (IT Services) Exhibit B (IT Service Levels) would be done once a year. All the functional tower units shall maintain BCP pertaining to their functions.

6.1 Intra-city/Inter-City Alternate Sites

Refer Schedule F (*Supplier Facilities*) for details around;

(a) Infrastructure Sites

(b) Service Delivery Sites

(c) Application Delivery Sites

(d) Business Process Services Sites

6.2 Policies for Network and Systems Support

This will be updated after the due diligence phase

6.3 Policies for Business Critical Functions

- All applications identified by their tiers will have to be up and running as per defined RTO and RPO guidelines per Schedule A-1-1-2.

- The application teams should coordinate with the concerned functional tower unit and identify the business continuity plans for the critical services

- Use multi-location delivery organization such that in the event of a complete facility-level outage at any of the one location, *** of the business remains unaffected on account of being in a different city

- For all critical processes performed at the primary site, Supplier will create a minimum of *** BCP capacity by cross training resources with similar skills and expertise at alternate locations.

6.4 Policies for Administration (Supplier facilities only)

- All the facilities shall have adequate fire detection and prevention equipment tested annually

- All electrical fittings shall be adequately maintained for efficient functioning

- All confidential and sensitive documents shall be stored in fire proof cabinets in secured locations

- All facilities will be guarded round the clock by trained security personnel or by security equipment

- There will be well defined evacuation procedures available in all the facilities

- All facilities with multiple floors will have floor coordinators as lead personnel at times of fire, flood or similar exigencies

- All the data centers will have adequate backups for air conditioners

- Since power is a very vital service, we will ensure that redundant/backup UPS be available in all the facilities UPS and Generators will be tested monthly

- It is mandatory to have a standby generator in all the facilities

- It is mandatory to have enough fuel for generators and agreement with the vendor for fuel supply in case of extended disaster

6.5 Policies for Human Resources (Supplier resources only)

- In case of a disaster HR should ensure that all the associates are safe. It should also set up a helpdesk to communicate to the associates regarding the disaster.
- It should have tie ups with travel agencies for making travel arrangements in short notice and leverage Supplier Travel Desks across delivery locations as necessary to meet the travel needs when associates need to be transported to secondary delivery centers during a business continuity scenario.

7. DISASTER RECOVERY STRATEGY FOR HEALTH NET

Supplier has a robust and proven BCP that ensures that services offered to Health Net are protected in the event where any of our service locations becomes inoperable, or any other issues require us to move the work elsewhere. The BCP reiterates our commitment to delivering the highest quality solution using the Global Delivery Model and protecting Health Net from service continuity risks. Our business continuity plans are based on the need to protect professional staff, computing infrastructure and intellectual property in order to help Health Net remain in business through any contingency; that includes provisions to ensure the mobility of professional skills along with fully redundant communications backbones and computing infrastructures.

7.1 Infrastructure (ITO) Strategy

As part of the BCP Plan, Supplier will provide a fallback strategy to manage disruptions affecting delivery locations. The fallback strategy that we will deploy for Health Net is given below:


Health Net: Rancho Cordova
• ITO Support
• PMO
• Onsite Leads
Primary Delivery Center: Bangalore
• ITO Support (Commercial)
• 24x7 support services
• Offshore Leads
• PMO
Health Net MPLS
Service Desk Delivery Center: Manila, Philippines
• Commercial support
• ~24x7 support services
Cognizant MPLS
Primary DC: Denver, CO
• Prod Systems
• Non-Prod systems
• DC Operations
Secondary DC: Phoenix, CA
• Prod Systems
• Non-Prod systems
• DC Operations
• Service Desk - Federal
Secondary Delivery Center: Coimbatore, India
• Service Continuity
• ~200 miles from Bangalore
• 24x7 support services

Supplier has a multi-site presence in each location as well as a multi-location presence so that each site / location acts as a fall - back to the other with respect to infrastructure.

In India, the delivery centers Coimbatore and Bangalore will be fallback locations for each other. Systems for HA/DR includes Power, WAN - Connectivity Inter-City and Health Net locations, Internet Connectivity, Metro Ethernet - Connectivity to multiple facilities within the city. Supplier will strategically plan Onsite team presence to effectively respond to disruptions and meet their recovery objectives. Both the Offshore delivery centers are geographically separated by two hundred (200) miles (of reach).

Onsite support for both Federal and commercial will be delivered from Health Net office at Rancho Cordova and AeroJet, for example, will be fall back locations for each other based on Health Net's approval and availability of office space.

Bangalore and Coimbatore are the two offshore delivery locations identified for Health Net. Both the offshore locations have Health Net skilled resources working on various technologies. In case of BCP/DR situation both locations will cover each other respectively.

At Manila, Cebu is a service desk ready location and operations can start immediately once BCP/DR is invoked and has all the required resources and skills for service desk function.

Supplier has flexi resources at their delivery centers worldwide. These can be deployed quickly during the BCP/DR situation. All these resources are technically skilled covering wide spectrum of technologies including niche skills

7.2 Business Process Services (BPS) Strategy

The BPS strategy involves the restoration of normal business operations after an unexpected event which has disrupted all or part of the business process. From a Business perspective, this is the most critical phase of the whole BCP.

The BPS strategy will either follow directly the Infrastructure recovery phase or will be directly initiated after a serious emergency incident affecting normal business operations depending upon the disaster impact.

Supplier's BCP approach is be based on the RTO and RPO (refer Schedule A-1-1-2) and Application Criticality (refer Schedule A-1-1-3).

When implemented, the BCP/DR plan will establish availability of employees, and workspace with the required technology and network access to carry out the designated assignments, within the proposed recovery plan and time frames

Supplier's multi location delivery organization provides a first level of BCP/ DR of about fifty percent (50%), wherever the in-scope processes provide minimal scale and scope to have operations to be distributed equally in two different cities. For such processes, in the event of a complete facility-level outage at any of the one location, fifty percent (50%) of the business remains unaffected on account of being in a different city.

After completion of Phase 2, processes that are transactional in nature (excludes roles like Business Analysts, Business System Analyst and Project Management) and delivered from a single location, For all critical processes performed at the primary site, Supplier will create a

minimum of twenty-five percent (25%) BCP capacity by cross training resources with similar skills and expertise at alternate locations The actual availability of the seats during an outage will also be determined by the severity of the event, and the actual BCP/ DR plan prepared during the start of the engagement will fully cover these aspects

During the transition planning phase Supplier will identify critical processes within the critical Business Functions which will be prioritized over other processes, subject to a cap of the maximum available BCP capacity in the back up location.

Please refer to Schedule F (*Supplier Facilities*) for identified critical Business Functions by Delivery locations.

8. BUSINESS RESUMPTION PROCESS

Once the disaster recovery has taken place the business continues in the alternate site. However, it should be noted that the business should resume from the home site since the alternate site is for a disaster elapsed period only. The alternative site will be available / utilized until the move to the home site is completed.

For returning back to home site, the following should be planned to ensure the business operations are not disturbed:

8.1 Infrastructure Set-Up or Recovery

For Health Net ITO outage, the infrastructure recovery will be executed per the RTO, RPO guidelines defined in Schedule A-1-1-2. Regular updates will be provided to Health Net and its impacted Business Functions until the business functions are restored.

For Supplier location specific infrastructure outage, Supplier's corporate BCP plan will be executed for restoration.

8.2 Business Functions/Projects Recovery

It will be the responsibility of functional tower units to take care of migration of their units into the home site(s) as part of the business resumption process. They will be supporting the projects move into the home site by coordinating with respective project managers.

The order of business services that need to be restored will be per the tier guidelines defined in Schedule A-1-1-3.

9. BCP TESTING PROCESS

9.1 Purpose

It is essential that the BCP process be tested annually in order to ensure the following to

- Ensure all critical activities outlined in the plan are functioning to combat any disaster
- Measure the effectiveness of the Business Continuity Process
- Verify compatibility of backup facilities

- Ensure the adequacy of team procedures
- Identify deficiencies in procedures
- Team members training and awareness
- Provide mechanism for maintaining/updating the plan
- Address the needs of any additional resources
- Assess the preparedness for handling any disaster

9.2 BCP Test Plan

BCP Test Plan needs to be established for all critical Business Functions. These test plans may contain one or more of the following;

- Structured Walkthroughs (Review of test plan)
- Life exercises/Simulations
- Periodic off-site recovery tests/Parallel (Done once a year currently at Health Net)

9.3 BCP Test Periodicity

The services categorized under Tier 1 category that might have an impact on the business need to be tested at least once in year. If there is a deviation from this process it should be documented and approved by Health Net.

9.4 BCP Test Reports

Upon completion of the BCP testing process a detailed test report should be presented to BCP committee and Health Net. This report should include the following

- Type of test conducted
- Test Scenario
- Desired Result
- Actual Result
- Acceptable recovery time
- Actual Time taken for recovery
- Problems faced, if any
- Corrective measures with anticipated corrective dates

10. BCP REVIEW AND MAINTENANCE

To ensure that the BCP is current and effective, the BCP policy and procedures should be reviewed and updated as defined in Schedule A (*Cross Functional Services)*. The responsibility for review of Health Net BCP Manual shall lie with the BCP Coordinator and the BCP Committee.

11. PROCESS FOR INCLUDING A NEW SERVICE IN BCP

The following process needs to be followed for including a new service as part of BCP;

- Risk assessment should be done for the service
- It should be categorized in Schedule A-1-1-3 based on criticality
- An alternate plan should be developed to mitigate the risk and it should be included as part of the BCP
- The BCP test plan should be updated to reflect this change

12. ESCALATION AND COMMUNICATION PROCEDURES

This section would cover the communication and escalation process to be followed for any disaster. The escalation process would be based on the disaster categorization and criticality of the services affected.

If a disaster has been declared by an authorized Health Net Executive, the following shall be identified immediately

- Details of disaster
- Impact of the disaster
- Identify relevant existing recovery procedure and plan
- If it is a new disaster scenario, prepare recovery plan/procedure
- Time estimate for recovery

The Center Specific BCP Coordinator would trigger the recovery process and also inform the BCP Manager and BCP Committee.

The Center Specific BCP Team would intimate the Disaster Recovery Team to report immediately.

The Disaster Recovery Team shall immediately initiate the recovery procedure.

If any Business/IT Functions are affected, the concerned head will be intimated by the Center Specific BCP team to take necessary action and invoke Function specific BCP.

The BCP Manager would invoke the Communication process for intimating the Steering committee.

The Center Specific BCP Team and the BCP Committee would be updated on the status of the recovery process by the disaster recovery team every hour or on completion of each phase whichever is earlier.

The Administration and HR group would set up a temporary helpdesk for intimating the concerned people about the disaster.

SCHEDULE A-1-1-2

DEFINITION OF BCP TERMS

1.1 Recovery Time Objective (RTO)

Elapsed Time from the time when a disaster is declared until IT infrastructure and data recovered and project can resume operations.

1.2 Recovery Point Objective (RPO)

In the event of an outage, the point in time to which systems and data must be recovered. (E.g. end of previous day's processing) determined by the responsible business unit(s). RPOs are often used as the basis for the development of backup strategies, and as a determinant of the amount of data that may need to be recreated after the systems or functions have been recovered

1.3 Recovery Time Objective (RTO)

The targeted duration of time and a service level within which a business process must be restored after a disaster (or disruption) in order to avoid unacceptable consequences associated with a break in business continuity.

SCHEDULE A-1-1-2

RTO, RPO BY APPLICATION CATEGORY

RTO and RPO for all Health Net applications by categories are detailed below:

Sl. No.	Application category	RPO and RTO Details
	Tier-1	As Per Schedule A- 4
	Tier-2	As Per Schedule A- 4
	Tier-3	As Per Schedule A- 4

SCHEDULE A-1-1-3

HEALTH NET APPLICATIONS AND ITS CRITICALITY

Table below shows the list of Tier 1, 2 & 3 applications for Commercial, Federal and Corporate applications. This information is provided by Health Net and will be updated during the assessment and based on the Critical SLA commitments between Health Net and Supplier.

Application category	Commercial Application	Federal Application	Corp Application

***

SCHEDULE A-2

[RESERVED]

SCHEDULE A-3

FUTURE SOW TEMPLATE

[TO BE DEVELOPED AFTER THE EFFECTIVE DATE IN ACCORDANCE WITH THE GENERAL TERMS AND CONDITIONS]

SCHEDULE A-4

IT CONTINUITY AND DISASTER RECOVERY SERVICES

***

[Represents 8 pages of material pursuant to a request for confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934 which has been filed separately with the Securities and Exchange Commission]

SCHEDULE B
SERVICE LEVELS

SCHEDULE B
SERVICE LEVELS

TABLE OF CONTENTS

TABLE OF SCHEDULES

SCHEDULE B
SERVICE LEVELS

1. INTRODUCTION

This Schedule B ("*Schedule B*") sets forth the Service Levels that Supplier is required to meet or exceed in performing certain of the Services during the Term. This Schedule also describes (a) the methodology for calculating Performance Payments that will be provided to Health Net by Supplier in the event of any Critical Service Level Failure, and (b) the process the Parties will follow to add, modify or delete Service Levels during the Term.

2. DEFINITIONS

2.1 Certain Definitions

(a) "***BPaaS Amount at Risk***" means ***percent (***%) of the aggregate monthly charges payable by Health Net under this Agreement (excluding (i) Charges applicable to Non-BPaaS IT Services which are described in Section 2.1(o)(iii), but for Phase 2 only, shall be ***percent (***%) of the monthly Phase 2 Fixed Fee, (ii) for Phase 2 only, an amount equal to $*** to reflect the adjustment made to reflect the limit of liability applicable to the AO Agreement as described in Section 24.2(b)(ii) of the Terms and Conditions, and (iii) Pass-Through Expenses).

(b) "***BPaaS Pool Percentage Available for Allocation***" means *** (***) percentage points.

(c) "***Business Days***" mean Monday through Friday (except holidays on which the offices of Health Net, as applicable, are not open for regular business). For purposes of measuring performance against Service Levels, each Business Day shall start at the occurrence of the event to be measured by the Service Level and end the same time of day the following Business Day (e.g., a task that requires a one (1) Business Day turnaround time and starts on 3:00 p.m. local time on Monday must be finished by 3:00 p.m. local time on Tuesday, provided that both Monday and Tuesday are Business Days).

(d) "***Compliance Measures***" means the quantitative measures set forth in Schedule B-2-1 (*Compliance Measures*), as they may be modified or supplemented in accordance with Section 5.3. Compliance Measures are grouped together to form Compliance Service Levels, as set forth in Schedule B-2 (*Compliance Service Level Metrics*).

(e) "***Compliance Measure Failure***" means a failure by Supplier to perform in accordance with any Compliance Measure (i.e. Yellow or Red performance) or to properly measure or report on the performance of any Compliance Measure.

(f) "***Compliance Service Level***" means a Service Level set forth in Schedule B-2 (*Compliance Service Level Metrics*). Each Compliance Service Level consists of a grouping of Compliance Measures.

(g) "***Compliance Service Level Credit***" has the meaning given in Section 4.3(b)(ii).

(h) "***Compliance Service Level Failure***" means a Service Level Failure (i.e. Yellow or Red performance) with regard to any Compliance Service Level.

(i) "***Critical Compliance Service Level Failure***" means a Critical Service Level Failure with regard to a Compliance Service Level that is a Critical Service Level.

(j) "***Critical Operational Service Level Failure***" means a Critical Service Level Failure with regard to an Operational Service Level that is a Critical Service Level.

(k) "***Critical Service Level***" means collectively (i) an Operational Service Level, Compliance Service Level or Stakeholder Satisfaction Survey Service Level designated as a Critical Service Level in Schedule B-1 (*Certain Service Levels*), B-2 (*Compliance Service Level Metrics*) or B-3 (*Performance Guarantee Group Service Level Metrics*), or Exhibit B-1 to each SOW, in each case as may be modified by Health Net in accordance with Sections 4.8, 5 and 6, and (ii) any Performance Guarantee Group Service Level.

(l) "***Critical Service Level Failure***" means a Service Level Failure with regard to any Critical Service Level.

(m) "***Critical Stakeholder Satisfaction Survey Service Level Failure***" means a Critical Service Level Failure with regard to the Stakeholder Satisfaction Survey Service Level that is a Critical Service Level.

(n) "***Measurement Period***" means, for any Service Level, the period of time during the Term, during which Supplier's actual performance of the relevant Services is to be measured against the corresponding Service Level. The Measurement Period for each Service Level is described in Section 3.1.

(o) "***Non-BPaaS Amount at Risk***" means ***percent (***%) of the aggregate monthly Charges payable by Health Net under this Agreement (excluding Pass-Through Expenses) with respect to Non-BPaaS IT Services. The following rules shall be used in computing the Non-BPaaS Amount at Risk:

(i) During Phase 1, the monthly Non-BPaaS Amount at Risk shall be $ *** ($***);

(ii) During Phase 2, the monthly Non-BPaaS Amount at Risk shall equal ***percent (***%) of the amount that is ***percent (***%) of the monthly Phase 2 Fixed Fee.

(iii) During Phase 3, the Charges applicable to Non-BPaaS IT Services that are to be used to calculate the Non-BPaaS Amount at Risk (and excluded from the calculation of the BPaaS Amount at Risk) shall equal all amounts payable under Sections 10, 12 and 13 of Schedule C (*Charges*) and any other Charges payable for Services provided under SOW #4 (*IT Services*).

(p) "***Non-BPaaS Pool Percentage Available for Allocation***" means *** (***) percentage points.

(q) "***Non-BPaaS IT Service Levels***" shall mean (i) the Service Levels set forth in Exhibit B-1 of SOW #4 (*IT Services*) and (ii) the Security Service Levels set forth on Schedule B-1 (*Certain Service Levels*), which Security Service Levels shall also be deemed to be BPaaS Service Levels, as further described herein.

(r) "***Operational Service Level***" means a Service Level set forth in Schedule B-1 (*Certain Service Levels*) or in Exhibit B-1 to each SOW, as they may be modified or supplemented in accordance with Section 5.2.

(s) "***Operational Service Level Credit***" has the meaning given in Section 4.3(b)(i).

(t) "***Performance Payments***" shall mean collectively Operational Service Level Credits, Compliance Service Level Credits, Performance Guarantee Group Payment Amounts, and Stakeholder Satisfaction Survey Credits.

(u) "***Performance Guarantee Group***" means an entity with which Health Net has contracted to meet specific service levels, either as of the Effective Date or at any point during the Term.

(v) "***Performance Guarantee Group Payment Amount***" has the meaning given in Section 4.3(b)(iii).

(w) "***Performance Guarantee Group Service Level***" means a Service Level set forth in Schedule B-3 (*Performance Guarantee Group Service Level Metrics*), as they may be modified or supplemented in accordance with Section 5.4.

(x) "***Performance Guarantee Group Service Level Failure***" means a Service Level Failure with regard to any Performance Guarantee Group Service Level.

(y) "***Security Service Level***" means the Service Levels set forth on Schedule B-1 (*Certain Service Levels*), excluding the Stakeholder's Satisfaction Survey Service Level.

(z) "***Service Levels***" means a performance standard for certain Services, which are set forth in Schedules B, B-1, B-2, B-3 and Exhibit B-1 to each SOW. Service Levels include Operational Service Levels, Compliance Service Levels, Performance Guarantee Group Service Levels, and the Stakeholder Satisfaction Survey Service Level.

(aa) "***Service Level Credit***" shall mean any Performance Payment, excluding the Performance Guarantee Group Payment Amounts.

(bb) "***Service Level Failure***" means, with regard to any Service Level (including Operational Service Levels, Compliance Service Levels, Performance Guarantee Group Service Levels, and the Stakeholder Satisfaction Survey Service Level), a failure by Supplier to either (i) perform at the level that meets the corresponding Service Level during any particular Measurement Period, or (ii) properly measure and report on the performance for any Service Level.

(cc) "***Stakeholder Satisfaction Survey Credit***" has the meaning given in Section 4.3(b)(iv).

(dd) "***Stakeholder Satisfaction Survey Service Level***" means the Service Level set forth in Section 6.

(ee) "***Weighting Factor***" means the portion of the BPaaS Pool Percentage Available for Allocation or Non-BPaaS Pool Percentage Available for Allocation (as applicable) that Health Net has allocated with respect to a Critical Service Level. The initial Weighting Factor for each of the Critical Service Levels shall be established via written notice(s)

provided by Health Net to Supplier not later than January 15, 2015, and in each case shall be subject to modification pursuant to Section 4.8(e).

2.2 Other Terms

Other terms used in this Schedule B (*Service Levels*) (including any Schedule to this Schedule B) are either defined in the context in which they are used or are defined elsewhere in this Agreement, and in each case shall have the meanings there indicated.

3. MEASUREMENT, REPORTING AND SUPPORTING INFORMATION

3.1 Measurement Period and Times

(a) The Measurement Period for the Stakeholder Satisfaction Survey Service Level shall be on a quarterly basis.

(b) For all other Service Levels, the Measurement Period shall be monthly unless otherwise set forth in Schedules B, B-1, B-2, B-3 or Exhibit B-1 to each SOW.

(c) Except as otherwise expressly indicated in this Schedule B, all references to "***hour***" or "***hours***" shall mean clock hours and all reference to "***day***" or "***days***" shall mean calendar days, unless otherwise stated as Business Days.

3.2 Measurement Process and Tools

(a) With respect to Service Levels for which there is no measurement tool shown on Schedules B-1, B-2-1 or B-3 or Exhibit B-1 to any SOW, Supplier shall develop and implement measurement and monitoring tools, processes and methodologies (collectively "***Measuring Items***") required to measure such Service Levels not later than ninety 90) days prior to the BPaaS Services Commencement Date. Supplier shall also use Commercially Reasonable Efforts to develop and implement to the extent feasible Measuring Items that will measure each Service Level in an automated fashion such that Supplier's actual performance with respect to the Service Levels shall be determined using system generated data, so that such Measuring Items are in place not later than the BPaaS Services Commencement Date. The Measuring Items described in this Section and for any modified or new Service Levels added after the Effective Date shall be subject to Health Net's prior written approval.

(b) Supplier shall measure Supplier's performance with respect to each Service Level using the corresponding Measuring Items identified for such Service Level in Schedules B, B-1, B-2, B-2-1 or B-3, or Exhibit B-1 to each SOW, as applicable, or as specified elsewhere in this Section 3.2.

(i) Supplier shall provide and utilize (and have operational, administrative and financial responsibility for) the necessary Measuring Items required to measure and report Supplier's performance of the Services against the applicable Service Levels set forth in this Agreement. Such Measuring Items shall (A) permit measurement and daily reporting of compliance with the Service Levels, (B) permit reporting at a level of detail sufficient to verify compliance with the Service Levels, and (C) will be subject to verification and review by Health Net. Supplier shall provide Health Net with access to such Measuring Items at all

times, without the need for Health Net to specifically request such access in advance.

(ii) If, after the Effective Date (with respect to Service Levels for which there is a measurement tool set forth in Schedule B-1, B-2-1 or B-3 or Exhibit B-1 to any SOW), or after the date that the Measuring Item has been approved by Health Net pursuant to Section 3.2(a), Supplier desires to use a different Measuring Item for any Service Level, Supplier shall provide written notice to Health Net proposing:

(A) the alternative Measuring Item; and

(B) any reasonable adjustments to the Service Levels that are necessary to account for any increased or decreased sensitivity that will likely result from use of the alternative Measuring Item.

Supplier may utilize such alternative Measuring Item only to the extent Supplier demonstrates to Health Net's reasonable satisfaction (as evidenced by Health Net's approval in writing) that such tool is capable of measuring and reporting the applicable Service Levels in the same manner or functionally equivalent manner as the Measuring Item being replaced and meets all of the requirements for Measuring Items set forth in this Schedule B (*Service Levels*).

(iii) If any Service Level specifies that it will be measured based on a sampling of an overall population, the applicable Service Level shall be measured as follows:

(A) During each Measurement Period, Supplier shall audit a statistically valid, dollar and product stratified, sampling of the applicable unit of measure in order to determine Supplier's performance with respect to each Service Level.

(B) Supplier shall calculate its performance against each of the Service Levels based on the results of each such audit and Supplier shall track the results of each audit in an applicable database.

(c) Notwithstanding Sections 3.2(a), 3.2(b) or 3.3, Health Net shall have the right, by sending written notice to Supplier, to assume responsibility for the development and implementation of Measuring Items required to measure any Service Level, and/or to measure such Service Level.

3.3 Reporting and Supporting Information

(a) Supplier shall deliver the Monthly Performance Report to Health Net in accordance with Section 4.2(b)(i) of Schedule G (*Governance*).

(b) Upon Health Net's request, Supplier shall provide to Health Net detailed supporting information (including available raw performance data) relating to Supplier's performance relative to the Service Levels. Such information shall at a minimum include all information that is as necessary for Health Net to verify the accuracy of Supplier's Service Level measurements and reporting, and other supporting information as reasonably requested by Health Net.

(c) Supplier shall make the reporting and supporting information described in this Section 3.3, available to Health Net both (i) in machine-readable form suitable for use on a personal computer; and (ii) via a secure website.

4. SERVICE LEVEL METHODOLOGY

4.1 General

(a) Commencing on the BPaaS Services Commencement Date, Supplier shall meet or exceed each of the Service Levels set forth in Schedules B, B-1, B-2, B-2-1 and B-3, and Exhibit B-1 to each of the SOWs (as the same may be amended and supplemented pursuant to this Schedule B), subject to Section 4.1(b) below. Notwithstanding the prior sentence, the Parties agree that (i) for those Service Levels that are designated as a Code "***C***" Service Level on an Exhibit B-1 as described in Section 4.2(c) below, Supplier shall commence meeting or exceeding each of such Service Levels promptly after the completion of the baselining process described in Section 4.2(c) below, and (ii) Supplier shall commence meeting or exceeding the Non-BPaaS IT Service Levels at such time that Supplier has assumed responsibility for performing any Non-BPaaS IT Services to which such Non-BPaaS IT Service Levels relate, which the Parties acknowledge will be on a rolling basis commencing in Phase 1 and in accordance with the applicable transition plans.

(b) Notwithstanding Section 4.1(a) above, with respect to any Compliance Measure for which the average level of performance by Health Net during the six months prior to the BPaaS Services Commencement Date is "***Red***" or "***Yellow***", if (1) Supplier fails to meet such Compliance Measure during any of the first six (6) months after the BPaaS Services Commencement Date (the "***Grace Period***"), and (2) such Compliance Measure is not within the scope of services provide by Supplier under the Original BPO Agreement, such performance of the Compliance Measure shall be excluded from the calculation of whether Supplier has met the Compliance Service Level of which such Compliance Measure is a part; provided, however, that:

(i) if Supplier's performance with respect to such Compliance Measure during each of the months during the Grace Period does not meet or exceed Health Net's average performance with respect to such Compliance Measure during the six months prior to the BPaaS Services Commencement Date, then such data shall be included in the calculation of whether Supplier met the Compliance Service Level of which the Compliance Measure is included, and

(ii) Supplier's performance after the Grace Period with respect to such Compliance Measures shall be counted.

(c) Service Levels constitute one means, but not the exclusive means, of measuring Supplier's performance of its commitment under Section 5.4 of the Terms and Conditions. If a Service Level includes multiple conditions or components (e.g., components (a), (b) and(c)), then Supplier's performance must satisfy each and every condition or component (i.e., components (a), (b) and (c)) to achieve the corresponding Service Level.

(d) In the event that a single incident causes more than one failure to meet a Critical Service Level (excluding the Stakeholder Satisfaction Service Level), then (i) if the incident

causes more than one Critical Service Level Failure (excluding those relating to Non-BPaaS IT Service Levels), Health Net shall be entitled to each of such credits, and (ii) if the incident causes more than one Critical Service Level Failure relating to the Non-BPaaS IT Service Levels, Health Net shall have the right to select the credit or payment that it wishes to receive, but shall not be entitled to all of such credits and payments arising from the multiple Critical Service Level Failures associated with the Non-BPaaS IT Service Levels. In the event that a single incident causes a Critical Service Level Failure of BPaaS Service Levels and Non-BPaaS IT Service Levels, Health Net shall be entitled to all of such BPaaS Service Level credits and Health Net may select which of the Non-BPaaS IT Service Level credits that it elects to receive. For purposes of this Section, with respect to any Security Service Level, if Health Net has allocated Weighting Factor points from the BPaaS Pool Percentage Available for Allocation and/or the Non- BPaaS Pool Percentage Available for Allocation, the credits from the BPaaS Pool Percentage Available for Allocation shall be treated as BPaaS Service Level Credits and the credits from the Non- BPaaS Pool Percentage Available for Allocation will be treated as Non-BPaaS IT Service Level credits, in accordance with the above.

(e) If any portion of the Services are to be provided from a business continuity recovery environment, the Service Levels shall continue to apply; except to the extent a disaster occurring at a Health Net facility prevents Supplier from meeting such Service Levels.

4.2 Service Level Codes/Setting of Initial Operational Service Levels

For each of the Operational Service Levels set forth in Schedules B-1 (*Certain Service Levels*) and Exhibit B-1 to each SOW, a corresponding code has been designated in the "“*Code*”" column of the applicable table, as follows:

(a) Code "“*A*”" - For each Service Level metric for which "“*A*”" is designated as the applicable code, then as of the BPaaS Services Commencement Date, the Service Level shall be the Service Level set forth on the applicable Schedule or Exhibit (“***Code A***”).

(b) Code "“*B*”" - For each Service Level metric for which "“*B*”" is designated as the applicable code, the Service Level which shall be in effect on the BPaaS Services Commencement Date shall be established based on the following process (“***Code B***”):

(i) The Service Level metric will be established based on Health Net’s performance of the Services during the last six (6) months of 2014 (the "“***Code B Baselining Period***”").

(ii) Immediately following the Code B Baselining Period, the Service Level for such Code B Service Level will be promptly established and shall be effective on the BPaaS Services Commencement Date. Such metric shall be the arithmetic mean of the baselined data collected during the Code B Baselining Period.

(iii) Notwithstanding the above, if the baselined data demonstrates performance that is unsatisfactory to Health Net, then (A) Health Net may rely on the continuous improvement provision set forth in Section 5.5 to improve the Service Level, or (B) upon Health Net’s request, Supplier will promptly develop a plan to improve performance and the Parties will meet to establish a mutually agreeable Service Level. The implementation of the plan to improve the Service Level shall be done pursuant to the Change Control Process.

(c) Code ""*C*"" - For each Service Level metric for which ""*C*"" is designated as the applicable code, the Service Level which shall be in effect on the BPaaS Services Commencement Date (or thereafter if necessary to gather additional data as described below) shall be established based on the following process ("***Code C***"):

(i) The Service Level metric will be established based on Health Net's performance of the Services commencing at such time as Health Net is able to start measurement of the Service Level, and continuing for six (6) months (the ""***Code C Baselining Period***""). Under this approach, the Code C Baselining Period will be six (6) months, and may be comprised of performance based on any of the possible scenarios:

(A) Health Net's performance only (for example if Health Net begins measuring the Service Level in September 2014 and ends in February 2015, thereby resulting in six (6) months of measurement), or

(B) a combination of Health Net and Supplier performance (for example, if Health Net begins measuring the Service Level in October 2014, and the BPaaS Commencement Date is March 1, 2015, thereby resulting in five (5) months of measurement under Health Net's performance of the Services and one (1) month of Supplier's performance of the Services), or

(C) all under Supplier (for example if Health Net is not able to start measurement prior to the BPaaS Services Commencement Date, in which event Supplier shall commence measurement upon the BPaaS Services Commencement Date, unless Health Net requests otherwise).

(ii) Immediately following the Code C Baselining Period, the Service Level for such Code C Service Level will be promptly established and shall be effective as of the completion of the Code C Baselining Period (or as soon thereafter as Health Net requests). Such metric shall be the arithmetic mean of the baselined data collected during the Code B Baselining Period.

(iii) Notwithstanding the above, if the baselined data demonstrates performance that is unsatisfactory to Health Net, then (A) Health Net may rely on the continuous improvement provision set forth in Section 5.5 to improve the Service Level, or (B) upon Health Net's request, Supplier will promptly develop a plan to improve performance and the Parties will meet to establish a mutually agreeable Service Level. The implementation of the plan to improve the Service Level shall be done pursuant to the Change Control Process.

(d) Supplier shall use all Commercially Reasonable Efforts to achieve the highest possible Service Levels during any portion of the foregoing Baselining Periods which measure Supplier's performance of the Services.

4.3 Failure to Perform

(a) For each Service Level Failure and Compliance Measure Failure, Supplier shall (i) investigate, assemble and preserve pertinent information with respect to, and report on the causes of, the problem, including performing a root cause analysis of the problem; (ii)

advise Health Net, as and to the extent requested by Health Net, of the status of remedial efforts being undertaken with respect to such problem; (iii) minimize the impact of and correct the problem and begin meeting the Service Level; and (iv) take appropriate preventive measures so that the problem does not recur.

(b) Supplier recognizes that a Critical Service Level Failure may have a material adverse impact on the business and operations of Health Net and that the damages from a Critical Service Level Failure are not susceptible to precise determination. Accordingly, unless otherwise excused pursuant to Section 4.4:

(i) In the event of a Critical Operational Service Level Failure, Supplier shall pay to Health Net a credit calculated pursuant to Section 4.5 ("***Operational Service Level Credit***"); and

(ii) In the event of a Critical Compliance Service Level Failure , Supplier shall pay to Health Net a credit calculated pursuant to Section 4.5 ("***Compliance Service Level Credit***"); and

(iii) In the event of a Performance Group Guarantee Service Level Failure, then Supplier shall pay to Health Net an amount calculated pursuant to Section 4.6 ("***Performance Guarantee Group Payment Amount***"); and

(iv) In the event of a Critical Stakeholder Satisfaction Survey Service Level Failures, Supplier shall pay to Health Net a credit calculated pursuant to Section 4.7 ("***Stakeholder Satisfaction Survey Credit***").

(c) For the avoidance of doubt, in the event that Supplier is obligated to grant to Health Net any Operational Service Level Credit, Compliance Service Level Credit, Performance Guarantee Group Payment Amount, or Stakeholder Satisfaction Survey Credit, the obligation for Supplier to pay such credits and amounts are separate and independent obligations of Supplier.

(d) Performance Payments will not be construed as a penalty or as liquidated damages for a Critical Service Level Failure and, accordingly, they will not be deemed to constitute Health Net's remedy, exclusive or otherwise, for any actual damages caused by a Critical Service Level Failure. Performance Payments will be in addition to any other monetary and non-monetary remedies available to Health Net under this Agreement, at law, or in equity with respect to a Critical Service Level Failure or the events that result in a Critical Service Level Failure, including Health Net's right to either before or after receiving any particular Performance Payment, make a claim for damages against Supplier arising out of the Critical Service Level Failure; provided, however, that if Health Net had previously received any Performance Payment as a result of such failure, then the amount of damages then recoverable by Health Net shall equal (i) the total amount of damages then recoverable under this Agreement and incurred by Health Net with respect to such failure, without consideration of whether any Performance Payment resulting from such failure had been provided to Health Net; less (ii) any Performance Payment previously provided to Health Net resulting from such failure.

(e) This Section 4.3 shall not limit Health Net's rights with respect to the events upon which Health Net may rely as a basis for Health Net's termination of this Agreement.

4.4 Excused Critical Service Level Failures

(a) If Supplier fails to meet a Service Level and establishes within two (2) months after such failure that each of the following criteria are satisfied:

(i) the root cause of Supplier's failure to meet such Service Level was caused by:

(A) the failure of Health Net, Health Net's Affiliates or Health Net's third party contractors or agents (other than Supplier or Supplier's subcontractors) to perform an express obligation of Health Net under this Agreement; provided that upon becoming aware of such failure, Supplier provided Health Net with reasonable notice of such failure and used Commercially Reasonable Efforts to perform and achieve the Service Level notwithstanding the occurrence and impact of such actions, or

(B) a Force Majeure Event under Section 24.3 of the Terms and Conditions; provided that Supplier fulfilled the obligations set forth in Section 24.3(b) of the Terms and Conditions

(each an "***Excusable Critical Service Level Failure Event***");

(ii) Supplier would have achieved such Service Level but for such Excusable Critical Service Level Failure Event; and

(iii) Supplier is without material fault in causing such Excusable Critical Service Level Failure Event,

then Supplier shall not be obligated to pay the Service Level Credit for any resulting Critical Service Level Failure, and Supplier shall otherwise be excused from achieving such Service Level for as long as such Excusable Critical Service Level Failure Event continues and Supplier continues to use Commercially Reasonable Efforts to prevent, overcome, and mitigate the adverse effects of such Excusable Critical Service Level Failure Event to the extent required to achieve the applicable Service Level.

(b) Supplier shall not be excused from a failure to achieve a Service Level other than under this Section 4.4, or as expressly provided elsewhere in this Agreement.

4.5 Operational Service Level Credits and Compliance Service Level Credits

(a) Calculation. For each Critical Operational Service Level Failure and Critical Compliance Service Level Failure, the applicable Service Level Credits referenced in Sections 4.3(b)(i) and 4.3(b)(ii) above shall be calculated in accordance with the following formula:

Service Level Credit = A x B x C

Where:

A = the applicable Weighting Factor;

B = (i) the BPaaS Amount at Risk for such calendar month for all Service Levels except the Non-BPaaS IT Service Levels, or (ii) the Non-BPaaS Amount at Risk for Non-PBaaS

IT Service Levels (as applicable), provided that if there is a Critical Operational Service Level Failure relating to a Security Service Level, the credit shall be calculated in accordance with Section 4.5(c) below; and

C =

(i) For a Critical Operational Service Level Failure, C = 1.

(ii) For a Critical Compliance Service Level Failure, C = the percentage determined using the table below.

	Percentage of Total Number of Compliance Measures in a Compliance Service Level for which there is a Compliance Measure Failure (Yellow or Red)			
Level of Performance	***			
Green				
Yellow				
Red				

(A) The levels of performance to meet the Green, Yellow and Red thresholds are set forth on Exhibit B-2-1 (*Compliance Measures*).

(B) Performance at a Yellow or Red level shall constitute a Compliance Measure Failure.

(C) There must be more than one Compliance Measure Failure in order for there to be Critical Compliance Service Level Failure which results in a Service Level Credit owed by Supplier to Health Net.

(D) At the end of each month, the Service Level Credits shall be calculated against the actual number of Red and Yellow failures separately and then summed up to determine the total Service Level Credit from such Compliance Service Level.

(1) For example – Assume the results of a Compliance Service Level are: *** of the measures are Yellow and *** of the measures are Red.

(2) Then C = *** = 35%.

(E) A Compliance Measure that is measured on a quarterly basis will be measured and counted using the above approach for the month in which such quarterly measure is measured.

(F) If a Regulator changes the threshold level at which it enforces its regulatory requirements or Health Net receives a different interpretation from the Regulator regarding the threshold that will be enforced, Health Net shall have the right to change the Green, Yellow and Red thresholds based on such Regulatory input. Health Net shall also have the right to add such Red/Yellow/Green thresholds for new compliance measures added per Section 5.3.

(b) ***

(c) ***Notification; Payment of Credits.

(i) For each Critical Operational Service Level Failure and Critical Compliance Service Level Failure, Supplier shall report such failure to Health Net pursuant to Section 3. Supplier shall also report on each Compliance Measure Failure pursuant to Section 3. Such report will, at a minimum, (A) identify such Critical Service Level Failure and Compliance Measure Failure, and (B) calculate the amount of the corresponding Service Level Credit, calculated pursuant to Section 4.5(a).

(ii) Supplier shall credit any such Service Level Credits earned in a month against the subsequent month's Charges.

(d) ***.

(e) ***Security Service Level Service Level Credits

(i) The Parties agree that Health Net may allocate Weighting Factor points to the Security Service Levels from the BPaaS Pool Percentage Available for Allocation and from the Non-BPaaS Pool Percentage Available for Allocation. Service Level Credits relating to the Security Service Levels referenced in Section 4.3(b)(i) shall be calculated in accordance with the following:

Service Level Credit = ((A x B) + (C x D))

Where:

A = the applicable Weighting Factor from the BPaaS Pool Percentage Available for Allocation;

B = the BPaaS Amount at Risk for such calendar month;

C = the applicable Weighting Factor from the Non-BPaaS Pool Percentage Available for Allocation; and

D = the Non-BPaaS Amount at Risk for such calendar month.

4.6 ***

4.7 Stakeholder Satisfaction Survey Credits

(a) Calculation. For each Critical Stakeholder Satisfaction Survey Service Level Failure, the applicable Stakeholder Satisfaction Survey Credit referenced in Section 4.3(b)(iv) above shall be equal to

Stakeholder Satisfaction Survey Credit = ((A x B) + (C x D)) x E

Where:

A = the applicable Weighting Factor from the BPaaS Pool Percentage Available for Allocation;

B = the sum of the BPaaS Amounts at Risk for each calendar month during the period measured by the Stakeholder Satisfaction Survey; and

C = the applicable Weighting Factor from the Non-BPaaS Pool Percentage Available for Allocation;

D = the sum of the Non-BPaaS Amounts at Risk for each calendar month during the period measured by the Stakeholder Satisfaction Survey; and

E = ***% if Supplier's score is ***, and ***% if Supplier's score is less than ***.

(b) Notification; Payment of Credits.

(i) For each Critical Stakeholder Satisfaction Survey Service Level Failure, Health Net shall report such failure to Supplier pursuant to Section 3. Such report will, at a minimum, (A) identify such Critical Stakeholder Satisfaction Survey Service Level Failure, and (B) set forth the amount of the corresponding Stakeholder Satisfaction Survey Credit, calculated pursuant to Section 4.7(a).

(ii) Supplier shall credit any such Stakeholder Satisfaction Survey Credit earned with respect to a calendar quarter against the first invoice in the subsequent month following such calendar quarter.

4.8 Weighting Factors; Amounts at Risk

(a) BPaaS

(i) BPaaS Weighting Factor limit. In no event shall any single Weighting Factor for a Critical Service Level (excluding Non-BPaaS IT Service Levels) exceed ***(***) points.

(ii) BPaaS Weighting Factor comprehensive limit. In no event shall the sum of the Weighting Factors for all Critical Service Levels (excluding Non-BPaaS IT Service Levels) exceed the BPaaS Pool Percentage Available for Allocation.

(iii) BPaaS Amount at Risk limit. The total amount of Performance Payments payable by Supplier (excluding Service Level Credits payable with respect to

Non-BPaaS IT Service Levels and excluding Performance Guarantee Group Payment Amounts as described in Sections 4.6(g) and 4.8(c)(ii)) relating to a calendar month shall not exceed the BPaaS Amount at Risk for such calendar month.

(iv) Security Service Levels.

(A) In no event shall the Weighting Factor points (from both the BPaaS Pool Percentage Available for Allocation and the Non-BPaaS Pool Percentage Available for Allocation) allocated to any Security Service Level exceed ***.

(B) Weighting Factor points allocated to Security Service Levels from the BPaaS Pool Percentage Available for Allocation, and Performance Payments resulting therefrom, shall be included for purposes of applying the restrictions set forth in Sections 4.8(a)(ii) and (iii), but Weighting Factor points allocated to Security Service Levels from the Non-BPaaS Pool Percentage Available for Allocation, and Performance Payments resulting therefrom, shall not be included for purposes of applying such restrictions.

(b) Non-BPaaS

(i) Non-BPaaS Weighting Factor limit. In no event shall any single Weighting Factor for a Non-BPaaS IT Service Level exceed ***.

(ii) Non-BPaaS Weighting Factor comprehensive limit. In no event shall the sum of the Weighting Factors for all Non-BPaaS IT Service Levels exceed the Non-BPaaS Pool Percentage Available for Allocation.

(iii) Non-BPaaS Amount at Risk limit. The total amount of Performance Payments payable by Supplier for Non-BPaaS IT Service Levels relating to a calendar month shall not exceed the Non-BPaaS Amount at Risk for such calendar month.

(iv) Security Service Levels. Weighting Factor points allocated to Security Service Levels from the Non-BPaaS Pool Percentage Available for Allocation, and Performance Payments resulting therefrom, shall be included for purposes of applying the restrictions set forth in Sections 4.8(b)(ii) and (iii), but Weighting Factor points allocated to Security Service Levels from the BPaaS Pool Percentage Available for Allocation, and Performance Payments resulting therefrom, shall not be included for purposes of applying such restrictions,

(c) ***.

(d) Rules Relating to Stakeholder Satisfaction Survey as it relates to Amounts at Risk. The Parties agree that if there is a Stakeholder Satisfaction Survey Credit with respect to any calendar quarter, that for purposes of determining whether either of the Amounts at Risk will limit payment of such credit, the amount of such credit shall be divided by the number of months in the survey period (the "***Allocated Per Month Stakeholder Satisfaction Survey Credit***"). ***.

(e) Designation of Weighting Factors. Health Net may from time to time during the Term change, in its sole discretion, the Weighting Factor for any one or more Service Levels and Critical Service Levels upon written notice to Supplier; provided, however, that

(i) Health Net may provide only one (1) such notice during any calendar quarter (which notice may contain multiple changes), which notice shall be effective on the first day of the second month following giving such notice.

5. MODIFICATIONS AND IMPROVEMENTS TO SERVICE LEVELS

5.1 Deletions of Service Levels

Health Net may at any time during the Term, in its sole discretion upon written notice to Supplier, delete a then-existing Service Level.

5.2 New Operational Service Levels

Health Net may, in its sole discretion upon written notice to Supplier, add a new Operational Service Level. Any additions with respect to Operational Service Levels shall be subject to the following:

(a) If Health Net adds a new Service Level for which there is at least ***of historical data within the past ***and such data indicates performance that is acceptable to Health Net, then the Service Level metric shall be the arithmetic mean of the most recent three (3) months of historical data. For example, if the three (3) months of historical data are 99.90%, 99.92%, and 99.95%, then the Service Level would be the arithmetic mean (99.923%) (calculated as ((99.90% + 99.92% + 99.95%) / 3). Such Service Level shall become effective as of a date determined by Health Net, but no earlier than thirty (30) days after written notice from Health Net.

(b) If Health Net adds a new Service Level for which there is at least ***of historical data within the past***, but such data does not indicate performance that is acceptable to Health Net, then, upon Health Net's written request, Supplier will perform an assessment of the root causes of the unacceptable level of historical performance and seek to improve performance within sixty (60) days.

(i) At the end of such sixty (60) day period, if Health Net reasonably determines that Supplier's performance is below an acceptable level (e.g., by reference to industry standards), then Supplier *** to improve its performance of the affected Services to a level of service acceptable to Health Net.

(ii) At the end of such***, if Health Net determines that Supplier's performance is at an acceptable level, then the Service Level metric shall be determined in accordance with Section 5.2(a).

(c) If Health Net adds a new Service Level for which at least ***of historical data within the past ***does not exist, then such Service Level shall be baselined in accordance with the following:

(i) Supplier and Health Net shall promptly meet to agree upon the tools and procedures to be used to measure such new Service Level. Upon such

agreement, Supplier or Health Net, as applicable, shall promptly implement such agreed upon tools and/or procedures and begin measuring the new Service Level.

(ii) The "***Baselining Period***" for each such Service Level shall begin on the first day of the calendar month following the date upon which Supplier or Health Net, as applicable, is capable of beginning to measure such Service Level using the agreed upon tools and procedures, and continue for three (3) months. Health Net, acting in its sole discretion, may extend the Baselining Period by informing Supplier of such extension.

(iii) Supplier or Health Net, as applicable, shall begin to measure its performance against each such Service Level commencing on the start date of the relevant Baselining Period, and shall report on its performance with respect to each such Service Level as provided in Section 3 or as otherwise agreed by the Parties.

(iv) Each such Service Level shall become effective as of the expiration of such Baselining Period, and the corresponding Service Level metric shall be determined in accordance with Section 5.2(a).

5.3 New Compliance Service Levels and Compliance Measures and Changes to Existing Compliance Service Levels and Compliance Measures

Health Net may ***to Supplier:

(a) add an additional Compliance Service Level and corresponding Compliance Measures, or

(b) add an additional Compliance Measure to an existing Compliance Service Level, or

(c) modify an existing Compliance Service Level or Compliance Measure;

provided that in each case such addition or modification is a result of changes to existing Laws or new Laws with which the Services are required to comply, or the result of an updated interpretation of a Law, or direction by a Regulator, or change in the threshold at which the Regulator enforces a Law, or identification of a target after the Effective Date that existed prior to the Effective Date. Any such addition or modification shall be implemented in accordance with Section 17.5 of the Terms and Conditions, Change Control, provided that Supplier shall have financial responsibility for any such additional or modified Service Level except as set forth in Section 13 of Schedule C (*Charges*).

5.4 New Performance Guarantee Group Service Levels and Changes to Existing PGG Service Levels

(a) ***

(i) ***

(ii) The service levels to be included in the new or modified Performance Guarantee Group contract are within the standards set forth on Schedule B-3-1 (*Standards for New or Modified Performance Guarantee Group Service Levels*).

(b) All Performance Guarantee Group Service Levels existing as of the Effective Date are grandfathered under this Agreement, even if they fall outside the standards set forth in Schedule B-3-1.

(c) The Performance Guarantee Group Service Levels that are attached as Schedule B-3 (*Performance Guarantee Group Service Level Metrics*) shall be updated to reflect the actual Performance Group Guarantee Service Levels set forth in Health Net's Performance Guarantee Group contracts in effect during 2015, provided that any such 2015 Performance Group Guarantee Service Level that is outside the standards set forth on Schedule B-3-1 (*Standards for New or Modified Performance Guarantee Group Service Levels*) shall be subject to Section 5.4(d) below.

(d) If Health Net desires to (i) add a new Performance Guarantee Group Service Level (or modify an existing one) to a level that is greater or lower than the standards set forth on Schedule B-3-1 (*Standards for New or Modified Performance Guarantee Group Service Levels*), or (ii) modify the standards set forth in Schedule B-3-1 (*Standards for New or Modified Performance Guarantee Group Service Levels*), then such new or modified Performance Guarantee Service Level and such modified standards shall be changed via the Change Control Process, provided that the Parties agree that the pricing impacts associated with such changes shall be subject to the following:

(i) ***

5.5 Continuous Improvement

(a) In addition to any improvements in Service Levels resulting from application of the review processes described in Section 5.6, then, with respect to the Service Levels described in Section 5.5(c), on the first anniversary of the Effective Date and annually thereafter on each subsequent anniversary of the Effective Date, each Service Level shall be automatically adjusted by adding to the then-current Service Level being adjusted a sum equal to five percent (5%) of the difference between the level of perfect performance (e.g., 100% Availability) and the then-current Service Level. For example, if the Service Level being adjusted were 99.0%, the increase would be 0.05% (i.e., from 99.0% to 99.05%), calculated as ((100.0%-99.0%) x 0.05 = 0.05%).

(b) The improvements to the Service Levels made pursuant to Section 5.5(a) above shall be capped at a maximum metric of ***%.

(c) The continuous improvement process of this Section 5.5 shall apply to all Service Levels for which continuous improvement is noted on Schedule A-1 (*Initial SOWs Cross Functional Solution Description*), B-1 (*Certain Service Levels*) or the Exhibit B-1s to each SOW.

(d) The Parties agree that for purposes of computing continuous improvement for the Abandon Rate Service Level, "***perfect performance***" as used in Section 5.5(a) shall be deemed to be zero (0) percent. Continuous improvement shall apply to the Abandon Rate Service Level, provided that the maximum improvement is as set forth in the right hand column (under "***New SLA***") in the table below:

***

(e) The descriptions of the Services Levels will be updated on an annual basis to reflect the results of the continuous improvement modifications described above; provided, however, that such modifications shall be effective automatically notwithstanding the absence of any such update to such Schedule or Exhibit.

5.6 Quarterly Meeting to Adjust Service Levels

Health Net and Supplier will meet to review the Service Levels on a quarterly basis to discuss the Service Levels and will make adjustments to the Service Levels as appropriate to reflect improved performance capabilities associated with advances in technology, processes, methods and tools. As new technologies, processes methods and tools are introduced, additional Service Levels reflecting industry best practices for those technologies and processes will be established by the Parties.

6. STAKEHOLDER SATISFACTION SURVEY

Both as a management feedback tool and in an effort to help ensure that Supplier's performance of the Services achieves Health Net's objectives set forth in the Agreement, Health Net will assess key Health Net's key stakeholders' satisfaction of Supplier, taking into consideration the strategic direction and objectives of the relationship, using the methodology set forth below:

(a) The Stakeholder Satisfaction Survey is attached hereto as Schedule B-4 ("***Stakeholder Satisfaction Survey***"). Health Net has the right, from time to time during the Term, to modify the Stakeholder Satisfaction Survey in its sole discretion, upon notice to Supplier.

(b) No later than first quarter after the BPaaS Services Commencement Date and quarterly thereafter, Health Net shall administer the Stakeholder Satisfaction Survey (in its then-current form).

(c) Health Net shall administer the Stakeholder Satisfaction Survey to no fewer than ten (10) and no more than twenty (20) key stakeholders within the Health Net organization (as will be identified by Health Net in advance of each Stakeholder Satisfaction Survey). Prior to each Stakeholder Satisfaction Survey, the Parties will jointly inform and educate the key stakeholders taking such survey about the questions, criteria, metrics, credit assessment, and goals of the Stakeholder Satisfaction Survey. The Stakeholder Satisfaction Survey shall be scored and the results of such scoring shall be as follows:

(i) Each key stakeholder completing the Stakeholder Satisfaction Survey shall provide an overall score, which shall range between 1.0 (poor) and 5.0 (excellent). The score from each key stakeholder will be averaged to calculate the aggregate Stakeholder Satisfaction Survey score (the "***Score***").

(ii) If the Score for any category is less than 3.0, then the Parties shall meet to discuss the reason(s) for such Score. Within thirty (30) days of the administration of the applicable Stakeholder Satisfaction Survey, Supplier shall be required to develop a plan ("***Remediation Plan***") designed to improve Supplier's performance and Score. The Remediation Plan is subject to Health Net's approval and Supplier shall promptly implement the Health Net-approved Remediation Plan; and

(iii) If the Score for the survey is less than***, Supplier shall pay Health Net the applicable Stakeholder Satisfaction Survey Credit in accordance with Section 4.7.

(d) Health Net may not use the results of the Stakeholder Satisfaction Survey as the sole basis for a claim that Supplier is in material breach of this Agreement for purposes of exercising Health Net's termination rights under Section 16.1 of the Terms and Conditions.

7. OTHER TERMS

7.1 Changes to Service Levels via Change Control

If Health Net requests, Supplier to implement a new Service Level at a particular level and the Parties agree upon the payment amount for such new Service Level, then baselining shall not be required, notwithstanding Section 5.2 or any other Section hereof.

7.2 Comparable Critical Service Levels and Performance Guarantee Group Service Levels

For the avoidance of doubt, the determination of whether Supplier has met or failed to meet any Critical Service Level shall be made without regard to whether Supplier has met or failed to meet any Performance Guarantee Group Service Level that is comparable to, but less demanding than, such Critical Service Level; similarly, the determination of whether Supplier has met or failed to meet any Performance Guarantee Group Service Level shall be made without regard to whether Supplier has met or failed to meet any Critical Service Level that is comparable to, but less demanding than, such Performance Guarantee Group Service Level.

*** ***

SCHEDULE B-1
CERTAIN SERVICE LEVELS

1. SERVICE LEVELS GENERALLY

All Service Levels are subject to the Service Level Methodology set forth in Schedule B (*Service Levels*) and the applicable provisions of the Agreement.

2. STAKEHOLDER SATISFACTION SURVEY SERVICE LEVEL

Ref #	Category / Name	Description	Measurement Period	Measurement Tool	Service Level	BPaaS Weighting Factor	Non-BPaaS Weighting Factor	Code	Continuous Improve
1	Stakeholder Satisfaction Survey	See Section 6 (Stakeholder Satisfaction Survey) of Schedule B (*Service Levels*)	Quarterly	Manual calculation based on Stakeholder Satisfaction Survey results	See Section 6(c)(iii) of Schedule B (*Service Levels*)	TBD	TBD	A	No

3. SECURITY SERVICE LEVELS

#	Service Area	Description	Measurement Period	Measurement Tools / Process	Service Level Metric	Formula	BPaaS Weighting Factor	Non-BPaaS Weighting Factor	Code	Continuous Improvement
1.	Security & Privacy Training	Measures the level of compliance for Supplier to complete mandatory security and privacy	Monthly	Training system records or Health Net	100%	Number of Supplier Personnel completing training on time within the last month / Total number	TBD	TBD	A	N

#	Service Area	Description	Measurement Period	Measurement Tools / Process	Service Level Metric	Formula	BPaaS Weighting Factor	Non-BPaaS Weighting Factor	Code	Continuous Improvement
		training on time.		training coordinator records		of Supplier Personnel assigned to perform Services x 100				
2.	IAVM Patching	Measures the number of IAVM-required security patches installed on systems and Available for Use in for hosting (a) Critical Services and on all Federal Services systems within IAVM timelines.	Monthly	Patch Management Systems, Vulnerability Scanners, Security Assessments	≥97%	(Number of IAVM-required patches installed on Critical Service and Federal Services systems that are Available for Use within IAVM timeframes / Number of IAVM-required patches applicable to Critical Services and Federal Services systems that are Available for Use) x 100 (not including exceptions agreed in advance in writing)	TBD	TBD	A	Y
3.	Vulnerability Remediation for Critical Systems	Measures the number of High and Moderate Severity Vulnerabilities (including missing patches) remediated on systems that are Available for Use hosting Critical Services within 30 days	Monthly	Patch Management Systems, Vulnerability Scanners, Security Assessments	≥97%	(Number of High and Moderate-Severity Vulnerabilities remediated on systems that are Available for Use hosting Critical Services within 30 days / Number of High and Moderate-Severity Vulnerabilities identified on systems that are Available for Use hosting Critical Services) x 100 (not including exceptions agreed in advance in writing)	TBD	TBD	A	Y
4.	High Risk Vulnerability Remediation	Measures the number of High-Severity Vulnerabilities (including missing patches) remediated on devices that	Monthly	Patch Management Systems, Vulnerability Scanners,	≥97%	(Number of High-Severity Vulnerabilities remediated on devices that are Available for Use within 30 days / Number of High-	TBD	TBD	A	Y

#	Service Area	Description	Measurement Period	Measurement Tools / Process	Service Level Metric	Formula	BPaaS Weighting Factor	Non-BPaaS Weighting Factor	Code	Continuous Improvement
		are Available for Use within 30 days		Security Assessments		Severity Vulnerabilities identified on devices that are Available for Use) x 100 (not including exceptions agreed in advance in writing)				
5.	Vulnerability Remediation for All Systems	Measures the number of Vulnerabilities (including missing patches) remediated on available devices within 90 days	Monthly	Patch Management Systems, Vulnerability Scanners, Security Assessments	≥97%	(Number of High and Moderate-severity vulnerabilities remediated on available devices within 90 days / Number of High and Moderate-severity Vulnerabilities identified on available devices) x 100 (not including exceptions agreed in advance in writing)	TBD	TBD	A	Y
6.	Security & Privacy Incident Response	Measures the time to report Information Security Incidents and Privacy incidents	Monthly	Change Management System, Incident Reporting Systems (email, phone systems, etc.)	100% of incidents reported within 1 Business Day	Number of Information Security Incidents and Privacy incidents with Response Time ≤ 1 Business Day / total number of Information Security Incidents and Privacy incidents	TBD	TBD	A	N
7.	Security & Privacy Incident Response - Noncompliance Reporting	Measures the time to report security and privacy non-compliance where Confidential Information has not been disclosed and is not at significant risk.	Monthly	Change Management System, Incident Reporting Systems (email, phone systems, etc.)	≥90% of incidents reported within 1 Business Day	Number of Information Security Incidents and Privacy incidents where Confidential Information is not at significant risk with Response Time ≤ 1 Business Day / total number of Information Security Incidents and Privacy incidents where Confidential Information is	TBD	TBD	A	Y

#	Service Area	Description	Measurement Period	Measurement Tools / Process	Service Level Metric	Formula	BPaaS Weighting Factor	Non-BPaaS Weighting Factor	Code	Continuous Improvement
						not at significant risk				
8.	Firewall Availability	Measures continued protection of networks and systems through continuously functioning firewalls and associated access controls.	Monthly	SIEM and System Monitoring Logs, Alerts, and Reports, Firewall Logs	100%	Amount of time networks and systems are unprotected by a firewall over the measurement period.	TBD	TBD	A	N
9.	Configuration Management	Measures the configuration drift from baseline technical specifications on a quarterly basis to validate the configuration meets specifications. Initial baseline technical specification will be the ISEC document, and will be updated and expanded from there as mutually agreed by the parties.	Monthly	Measured initially via SCCM and Altiris. Later measured through CMDB. Data validated in part by security scans.	≥99%	(Number of systems with configuration differences from documented technical specifications or approved exception document / number of systems with documented configuration requirements) x 100.	TBD	TBD	C	N
10.	Security & Privacy Incident Response - Confidential and Non-Confidential Information Exposure Remediation	Measures the time to implement preventive controls during Information Security Incidents and Privacy incidents when Confidential or non-Confidential Information has been inappropriately disclosed or is at significant risk or of disclosure	Monthly	Change Management System, Incident Reporting Systems (email, phone systems, etc.)	(a) Confidential Information: 98% of requested controls put into place within 15 minutes; and (b) Non-confidential Information:	(a) Number of Information Security Incidents and Privacy incidents where Confidential Information is at risk and requested controls are put in place in ≤ 15 minutes / total number of Information Security Incidents and Privacy Incidents where Confidential Information is at risk; and	TBD	TBD	A	Y

#	Service Area	Description	Measurement Period	Measurement Tools / Process	Service Level Metric	Formula	BPaaS Weighting Factor	Non-BPaaS Weighting Factor	Code	Continuous Improvement
					90% of requested controls put into place within 1 Business Day	(b) Number of Information Security Incidents and Privacy Incidents where Confidential Information is not at significant risk and requested controls are put in place in ≤ 1 Business Day / total number of Information Security Incidents and Privacy incidents where Confidential Information is not at significant risk				
11.	Security & Privacy Incident Response - Identified Compromised System Isolation	Measures the time to isolate (e.g., remove from the network or place network restrictions around) identified compromised systems during Information Security Incidents and Privacy incidents where system isolation has been requested (measured from the time at which a request for system isolation is made by Health Net).	Monthly	Change Management System, Incident Reporting Systems (email, phone systems, etc.)	≥90% of requested controls put into place within 1 hour	Number of Information Security Incidents and Privacy incidents where system isolation is requested in which requested controls are put in place within ≤ 1 hour / total number of Information Security Incidents and Privacy incidents where system isolation is requested	TBD	TBD	A	Y
12.	Security & Privacy Incident Response - Reporting	Measures the time to provide requested after action report and lessons learned during Information Security Incidents and Privacy incidents where such information has been requested	Monthly	Change Management System, Incident Reporting Systems (email, phone systems, etc.)	≥98% of requested information provided within 5 days	Number of Information Security Incidents and Privacy incidents where an after action or lessons learned report is requested and provided in ≤ 5 days / total number of Security and Privacy incidents where an after action or lessons learned report is requested	TBD	TBD	A	N

#	Service Area	Description	Measurement Period	Measurement Tools / Process	Service Level Metric	Formula	BPaaS Weighting Factor	Non-BPaaS Weighting Factor	Code	Continuous Improvement
13.	Information Security and Privacy Detection Response	Measures the mean time to reporting (MTTREP) of security alerts, events, event-related information, suspicious, anomalous or malicious activity in the environment and reported to the HN Security Team.	Monthly	CTS responsible for entering request for Change Management System, Incident Reporting Systems (email, phone systems, etc.)	≥99% of incidents reported within 5 minutes	Number of Information Security Incidents and Privacy incidents and alerts, with reporting time <5 minutes / total number of Information Security Incidents and Privacy Incidents	TBD	TBD	C	N
14.	Information Security and Privacy Incident Response - Information and Content Request Response Process	Measures the time to respond to requests for application, host or network information and content, related to security and privacy events, including the requested information.	Monthly	Change Management System, Incident Reporting Systems (email, phone systems, etc.)	(a) ≥99% of security and privacy incident related information requests responded to within 5 minutes and (b) ≥99% of security and privacy incident related information request data provided to security team within 10 minutes	(a) Number of Information Security Incidents and Privacy incidents with Response Time <5 minutes / total number of Information Security Incidents and Privacy Incidents and (b) Number of Information Security Incidents and Privacy Incidents with information requests fulfilled in < 10 minutes / total number of Information Security Incident and Privacy Incident information requests	TBD	TBD	C	N

#	Service Area	Description	Measurement Period	Measurement Tools / Process	Service Level Metric	Formula	BPaaS Weighting Factor	Non-BPaaS Weighting Factor	Code	Continuous Improvement
15.	Information Security and Privacy Incident Response - Priority 1 Response Remediation Process	Measures the time to complete remediation action required for network, host, authentication/identity, application or other change requests related to Information Security Incident and Privacy Incidents, except isolation requests covered by Service Level #64.	Monthly	Change Management System, Incident Reporting Systems (email, phone systems, etc.)	≥95% of Information Security Incidents and Privacy Incident change requests made with confirmation provided to the security team within 10 minutes	Number of Information Security Incidents and Privacy Incident change requests fulfilled in < 10 minutes / total number of Information Security Incident and Privacy Incident change requests	TBD	TBD	C	N
16.	Information Security and Privacy Incident Response - Priority 2 Response Remediation Process	Measures the time to complete remediation action required for network, host, authentication/identity, application or other change requests related to Information Security Incident and Privacy Incidents.	Monthly	Change Management System, Incident Reporting Systems (email, phone systems, etc.)	≥95% of Information Security Incidents and Privacy Incident change requests made with confirmation provided to the security team within 15 minutes	Number of Information Security Incidents and Privacy Incident change requests fulfilled in < 15 minutes / total number of Information Security Incident and Privacy Incident change requests	TBD	TBD	C	N
17.	Information Security and Privacy Incident Response - Priority 3 Response Remediation	Measures the time to complete remediation action required for network, host, authentication/identity, application or other change requests related to Information Security	Monthly	Change Management System, Incident Reporting Systems (email, phone systems, etc.)	≥95% of Information Security Incidents and Privacy Incident change requests made	Number of Information Security Incidents and Privacy Incident change requests fulfilled in < 30 minutes / total number of Information Security Incident and Privacy Incident change requests	TBD	TBD	C	N

#	Service Area	Description	Measurement Period	Measurement Tools / Process	Service Level Metric	Formula	BPaaS Weighting Factor	Non-BPaaS Weighting Factor	Code	Continuous Improvement
	Process	Incident and Privacy Incidents.			with confirmation provided to the security team within 30 minutes					

4. DEFINITIONS

Vulnerability	A security vulnerability is a weakness in a product (hardware or software) that could allow an attacker to compromise the integrity, availability, or confidentiality of that product.
High-Severity Vulnerabilities	Vulnerabilities that Health Net has determined represent a major risk to security, that must be corrected as soon as possible without circumventing standard processes, and that must be prioritized for mitigation and remediation above less severe Vulnerabilities.
Moderate-Severity Vulnerabilities	Vulnerabilities that Health Net has determined represent a significant risk to security, that must be corrected without circumventing standard processes, and that must be prioritized for mitigation and remediation above less severe Vulnerabilities.
IAVM	Department of Defense Information Assurance Vulnerability Management. The IAVM program provides notifications and guidance for security patching within timelines based on threat determinations resulting from Department of Defense cyber security analysis.
Information Security Incidents	The attempted or successful unauthorized access, use, disclosure, modification, or destruction of information or interference with systems operations in an information system, or, the actual or possible loss of control, unauthorized disclosure, or unauthorized access of personal information in which persons other than authorized users gain access or potential access to such information for other than authorized purposes in which one or more individuals will be adversely affected. These Incidents are categorized utilizing the framework defined by NIST SP 800-61 rev2 and documented within the Information Security Incident Response Plan.

	Information Security will be the primary decision maker around the declaration that a Security Event is an Incident.
Privacy Incidents	A Privacy Incident is defined as a violation of the law or company security policies, standards or procedures, or an event which causes a loss of data confidentiality, disruption of data or system integrity, or disruption or denial of availability compromises (or has the potential to compromise) the confidentiality, integrity, security, or availability of Protected Health Information ("PHI") or Personally Identifiable Information ("PII"). The term Privacy Incident covers all events that compromise or may compromise PHI or PII, regardless of whether characterized as involving "technical security," "physical security," or "privacy" issues. Health Net's Privacy Office will determine if and declare that a Privacy Incident or Breach has occurred.
Confidential Information	Without limiting the definition in Section 21.1 of the Terms and Conditions, with respect to Health Net, Confidential Information includes without limitation personal information concerning Health Net employees or members or customers, medical information including diagnosis, treatment or benefit administration of any member, financial information relating to employees, hospitals, physicians and provider-specific information related to credentialing/recredentialing proceedings, quality review, malpractice suits and peer-review determination.

Security and Privacy Incident - Severity High or Priority 1	A Priority 1 incident is defined as an event that Health Net has determined will have a significant impact on one or more of the following: · The ability to provide products/goods/services to a significant number of Health Net's customers. · The ability to control/measure/record/track/account for a significant amount of inventory/goods/revenue/cash · The unacceptable risk of significant punitive regulatory actions, contractual penalties, fraudulent criminal activity and or civil litigation · Significant notoriety that has the potential to affect the stock price adversely, damage the brand, and/or cause widespread concern amongst customers/shareholders. A Priority 1 should be met with the full support of the corporation and outsourced agencies. A Priority 1 incident may involve any or all of the following: · Executive involvement · Several areas of due diligence on the part of Health Net including: operational impact, criminal prosecution, contractual and statutory reporting, litigation preparation. · Unsolicited third-party involvement such as law enforcement, regulatory entities, civil subpoenas, and/or third-party contractual obligations. · Obligatory releases of internal information to the public, extensive media, and shareholder scrutiny.
Security and Privacy Incident - Severity Medium or Priority 2	A Medium or Priority 2 incident is defined as an event that Health Net has determined will meet any or all conditions as follows: · Does not fall within the description of a Priority 1 incident · Subject to mandatory reporting or notification · Requires due diligence by Health Net to assess, identify, and correct a deficiency within the organization's data processing , data usage, and /or information security infrastructure · Presents the potential but not the likelihood of litigation and/or media attention. A Priority 2 incident response may involve any or all of the following: · Execution at a level of management appropriate to address and resolve all issues raised. · A determination as to resources and functions required for resolution as well as reports required · Documentation of all efforts · Management status reporting notifications

Security and Privacy Incident - Severity Low/None or Priority 3	Health Net routinely deals with malware, lost or stolen devices, and one off issues that affect a small group of people with limited risk to the organization. A Priority 3 incident may involve any or all of the following: · Execution at a level of management appropriate to address and resolve the incident. · A determination as to resources and functions required for resolution as well as reports required. · Documentation of efforts.
Protected Health Information "PHI"	"PHI" or "Protected Health Information" has the meaning given in Section 2.1 of the Terms and Conditions.
Personally Identifiable Information "PII"	"PII" or "Personally Identifiable Information" has the meaning given in Section 2.1(lll) of the Terms and Conditions.

SCHEDULE B-2
COMPLIANCE SERVICE LEVEL METRICS

I. DEFINITIONS

The following capitalized terms will have the meanings given them below:

A. "***Medicare – Part C and Part C and D Combined Compliance Measures***" mean the Compliance Measures designated as Group Code 4 in Schedule B-2-1 (*Compliance Measures*).

B. "***Medicare – Part D Compliance Measures***" mean the Compliance Measures designated as Group Code 8 in Schedule B-2-1 (*Compliance Measures*).

C. "***Commercial – CA Compliance Measures***" mean the Compliance Measures designated as Group Code 1 in Schedule B-2-1 (*Compliance Measures*). This includes California DMHC, CDI, DOL and HHS Compliance Measures as well as Commercial Compliance Measures combining regions.

D. "***Commercial - AZ Compliance Measures***" mean the Compliance Measures designated as Group Code 3 in Schedule B-2-1 (*Compliance Measures*). This includes Arizona ADOI, DOL and CMS Compliance Measures.

E. "***Commercial – OR/WA Compliance Measures***" mean the Compliance Measures designated as Group Code 2 in Schedule B-2-1 (*Compliance Measures*). This includes OR/ OID and WA OIC Compliance Measures.

F. "***SHP - CA Compliance Measures***" mean the Compliance Measures designated as Group Code 5 in Schedule B-2-1 (*Compliance Measures*). This includes SHP – CA DMHC, DHCS and HHS Compliance Measures. Includes combined Compliance Measures for CA and AZ.

G. "***Duals Compliance Measures***" mean the Compliance Measures designated as Group Code 7 in Schedule B-2-1 (*Compliance Measures*). This includes CA D, HCS and CMS Compliance Measures.

H. "***SHP - AZ Compliance Measures***" mean the Compliance Measures designated as Group Code 6 in Schedule B-2-1 (*Compliance Measures*). This includes SHP – AZ – AHCCCS Compliance Measures.

II. COMPLIANCE SERVICE LEVELS

Category	Group Code	Service Level Description	Measurement Period	Critical (Y/N)	Weighting Factor
Compliance – Medicare – Part C and Part C and D	4	100% compliance with all Medicare - Part C and C and D Combined Compliance Measures.	Monthly	Y	***

Category	Group Code	Service Level Description	Measurement Period	Critical (Y/N)	Weighting Factor
Combined Measures					
Compliance – Medicare – Part D	8	100% compliance with all Medicare - Part D Compliance Measures.	Monthly	Y	***
Compliance - Commercial - CA	1	100% compliance with all Commercial - CA Compliance Measures.	Monthly	Y	***
Compliance - Commercial - AZ	3	100% compliance with all Commercial - AZ Compliance Measures.	Monthly	Y	***
Compliance - Commercial – OR/WA	2	100% compliance with all Commercial OR/WA Compliance Measures.	Monthly	Y	***
Compliance - SHP - CA	5	100% compliance with all SHP – CA Compliance Measures.	Monthly	Y	***
Compliance - Duals	7	100% compliance with all SHP – Duals Compliance Measures.	Monthly	Y	***
Compliance – SHP - AZ	6	100% compliance with all SHP - AZ Compliance Measures.	Monthly	Y	***

Final

A&G Metrics

Metric Data as of Apr-2014

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Measurement Tools	Comment	Status	Location	Regulator	Metric Type	Target
CPD-1	A&G	1	HMO/POS Member Appeals Acknowledgement TAT (PG)	% of appeals acknowledged within 5 calendar days of receipt	Macess/Magic (current), Prime (future), ODW		●	CA	DMHC	Compliance	= 100 %
CPD-2	A&G	1	HMO/POS Member Grievances Acknowledgement TAT (PG)	% of grievances acknowledged within 5 calendar days of receipt	Macess/Magic (current), Prime (future), ODW		●	CA	DMHC	Compliance	= 100 %
CPD-3	A&G	1	HMO/POS Expedited Appeals Resolution TAT (PG)	% of expedited appeals resolved within 3 calendar days of receipt	Macess/Magic (current), Prime (future), ODW		●	CA	DMHC	Compliance	= 100 %
CPD-4	A&G	1	PPO/EPO Expedited Appeals Resolution TAT	% of expedited appeals resolved within 3 calendar days of receipt	Macess/Magic (current), Prime (future), ODW		▲	CA	CDI	Compliance	= 100 %
CPD-5	A&G	1	PPO/EPO Appeals Resolution TAT	% of non-expedited appeals resolved within 30 calendar days of receipt	Macess/Magic (current), Prime (future), ODW		●	CA	CDI	Compliance	= 100 %
CPD-6	A&G	1	HMO/POS Appeals Resolution TAT (PG)	% of appeals resolved within 30 calendar days of receipt	Macess/Magic (current), Prime (future), ODW		●	CA	DMHC	Compliance	= 100 %
CPD-7	A&G	1	PPO/EPO Grievances Resolution TAT	% of grievances resolved within 15 calendar days of receipt	Macess/Magic (current), Prime (future), ODW		●	CA	CDI	Compliance	= 100 %
CPD-8	A&G	1	HMO/POS Grievances Resolution TAT (PG)	% of grievances resolved within 30 calendar days of receipt	Macess/Magic (current), Prime (future), ODW		●	CA	DMHC	Compliance	=100%
CPD-10	A&G	3	HMO/PPO Member Formal Appeals ACK TAT	within 5 business days	Macess/Magic (current), Prime (future), ODW		●	AZ	ADOI	Compliance	= 100 %
CPD-11	A&G	3	HMO/PPO Member Informal Reconsideration ACK & Appeals Packet TAT	within 5 business days	Macess/Magic (current), Prime (future), ODW		●	AZ	ADOI	Compliance	= 100 %
CPD-12	A&G	3	HMO/PPO Grievance ACK TAT	within 5 business days	Macess/Magic (current), Prime (future), ODW		●	AZ	ADOI	Compliance	= 100 %
CPD-13	A&G	3	HMO/PPO Post Svc Administrative Appeals Level 1 TAT (co-ins, copay, deduct only)	within 30 calendar days	Macess/Magic (current), Prime (future), ODW		●	AZ	DOL	Compliance	= 100 %
CPD-14	A&G	3	HMO/PPO Post Svc Administrative Appeals Level 2 TAT (co-ins, copay, deduct only)	within 30 calendar days	Macess/Magic (current), Prime (future), ODW		●	AZ	DOL	Compliance	= 100 %
CPD-15	A&G	3	HMO/PPO Expedited Med Review TAT	within 1 business day	Macess/Magic (current), Prime (future), ODW		■	AZ	ADOI	Compliance	= 100 %
CPD-16	A&G	3	HMO/PPO External Independent Review TAT (to ADOI)	Fwd within 5 business days	Macess/Magic (current), Prime (future), ODW		■	AZ	ADOI	Compliance	= 100 %
CPD-17	A&G	3	HMO/PPO Expedited External Review TAT (to ADOI)	Fwd within 1 business days	Macess/Magic (current), Prime (future), ODW		■	AZ	ADOI	Compliance	= 100 %

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Universe	Sample Size	Apr-2013	May-2013	Jun-2013	Jul-2013	Aug-2013	Sep-2013	Oct-2013	Nov-2013	Dec-2013

A&G Metrics

Metric Data as of Apr-2014

CPD-1	A&G	1	HMO/POS Member Appeals Acknowledgement TAT (PG)	% of appeals acknowledged within 5 calendar days of receipt	457	N/A	98.11%	97.89%	98.00%	99.28%	98.54%	97.95%	98.62%	99.20%	97.36%
CPD-2	A&G	1	HMO/POS Member Grievances Acknowledgement TAT (PG)	% of grievances acknowledged within 5 calendar days of receipt	388	N/A	96.43%	98.89%	98.58%	96.07%	97.31%	96.60%	97.98%	98.79%	98.52%
CPD-3	A&G	1	HMO/POS Expedited Appeals Resolution TAT (PG)	% of expedited appeals resolved within 3 calendar days of receipt	48	N/A	95.71%	100.00%	100.00%	98.28%	98.28%	100.00%	100.00%	94.55%	85.19%
CPD-4	A&G	1	PPO/EPO Expedited Appeals Resolution TAT	% of expedited appeals resolved within 3 calendar days of receipt	11	N/A	90.91%	100.00%	100.00%	100.00%	100.00%	93.75%	91.67%	90.91%	100.00%
CPD-5	A&G	1	PPO/EPO Appeals Resolution TAT	% of non-expedited appeals resolved within 30 calendar days of receipt	334	N/A	99.06%	99.32%	98.56%	97.90%	98.08%	97.72%	97.83%	99.53%	99.57%
CPD-6	A&G	1	HMO/POS Appeals Resolution TAT (PG)	% of appeals resolved within 30 calendar days of receipt	457	N/A	100.00%	99.79%	99.25%	99.76%	98.54%	99.74%	99.77%	100.00%	99.34%
CPD-7	A&G	1	PPO/EPO Grievances Resolution TAT	% of grievances resolved within 15 calendar days of receipt	132	N/A	97.59%	100.00%	100.00%	98.99%	100.00%	98.85%	100.00%	98.73%	98.46%
CPD-8	A&G	1	HMO/POS Grievances Resolution TAT (PG)	% of grievances resolved within 30 calendar days of receipt	388	N/A	99.55%	99.63%	100.00%	98.25%	99.55%	98.72%	98.79%	100.00%	99.51%
CPD-10	A&G	3	HMO/PPO Member Formal Appeals ACK TAT	within 5 business days	26	N/A	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
CPD-11	A&G	3	HMO/PPO Member Informal Reconsideration ACK & Appeals Packet TAT	within 5 business days	41	N/A	97.06%	100.00%	100.00%	97.44%	93.33%	100.00%	100.00%	100.00%	96.97%
CPD-12	A&G	3	HMO/PPO Grievance ACK TAT	within 5 business days	119	N/A	100.00%	100.00%	100.00%	100.00%	97.44%	100.00%	100.00%	97.14%	100.00%
CPD-13	A&G	3	HMO/PPO Post Svc Administrative Appeals Level 1 TAT (co-ins, copay, deduct only)	within 30 calendar days	13	N/A	100.00%	100.00%	96.15%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
CPD-14	A&G	3	HMO/PPO Post Svc Administrative Appeals Level 2 TAT (co-ins, copay, deduct only)	within 30 calendar days	15	N/A	100.00%	100.00%	100.00%	100.00%	100.00%	87.50%	87.50%	NULL UNIVERSE	100.00%
CPD-15	A&G	3	HMO/PPO Expedited Med Review TAT	within 1 business day	Null Universe	Null Universe	100.00%	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE
CPD-16	A&G	3	HMO/PPO External Independent Review TAT (to ADOI)	Fwd within 5 business days	Null Universe	Null Universe	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE
CPD-17	A&G	3	HMO/PPO Expedited External Review TAT (to ADOI)	Fwd within 1 business days	Null Universe	Null Universe	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE

A&G Metrics

Metric Data as of Apr-2014

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Jan-2014	Feb-2014	Mar-2014	Apr-2014	RED HI	YELLOW LO	YELLOW HI	GREEN LO
CPD-1	A&G	1	HMO/POS Member Appeals Acknowledgement TAT (PG)	% of appeals acknowledged within 5 calendar days of receipt	97.54%	99.09%	97.86%	96.06%	94.99	0	0	95
CPD-2	A&G	1	HMO/POS Member Grievances Acknowledgement TAT (PG)	% of grievances acknowledged within 5 calendar days of receipt	94.37%	95.43%	96.94%	97.42%	94.99	0	0	95
CPD-3	A&G	1	HMO/POS Expedited Appeals Resolution TAT (PG)	% of expedited appeals resolved within 3 calendar days of receipt	98.33%	98.08%	100.00%	97.92%	94.99	0	0	95
CPD-4	A&G	1	PPO/EPO Expedited Appeals Resolution TAT	% of expedited appeals resolved within 3 calendar days of receipt	92.31%	86.67%	92.31%	90.91%	94.99	0	0	95
CPD-5	A&G	1	PPO/EPO Appeals Resolution TAT	% of non-expedited appeals resolved within 30 calendar days of receipt	98.09%	100.00%	100.00%	99.40%	94.99	0	0	95
CPD-6	A&G	1	HMO/POS Appeals Resolution TAT (PG)	% of appeals resolved within 30 calendar days of receipt	99.64%	100.00%	98.93%	99.78%	94.99	0	0	95
CPD-7	A&G	1	PPO/EPO Grievances Resolution TAT	% of grievances resolved within 15 calendar days of receipt	99.05%	100.00%	100.00%	100.00%	94.99	0	0	95
CPD-8	A&G	1	HMO/POS Grievances Resolution TAT (PG)	% of grievances resolved within 30 calendar days of receipt	99.57%	99.71%	99.49%	100.00%	94.99	0	0	95
CPD-10	A&G	3	HMO/PPO Member Formal Appeals ACK TAT	within 5 business days	100.00%	100.00%	88.89%	100.00%	94.99	0	0	95
CPD-11	A&G	3	HMO/PPO Member Informal Reconsideration ACK & Appeals Packet TAT	within 5 business days	95.65%	100.00%	100.00%	100.00%	94.99	0	0	95
CPD-12	A&G	3	HMO/PPO Grievance ACK TAT	within 5 business days	94.87%	99.20%	100.00%	96.64%	94.99	0	0	95
CPD-13	A&G	3	HMO/PPO Post Svc Administrative Appeals Level 1 TAT (co-ins, copay, deduct only)	within 30 calendar days	100.00%	100.00%	100.00%	100.00%	94.99	0	0	95
CPD-14	A&G	3	HMO/PPO Post Svc Administrative Appeals Level 2 TAT (co-ins, copay, deduct only)	within 30 calendar days	100.00%	100.00%	100.00%	100.00%	94.99	0	0	95
CPD-15	A&G	3	HMO/PPO Expedited Med Review TAT	within 1 business day	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERS E	94.99	0	0	95
CPD-16	A&G	3	HMO/PPO External Independent Review TAT (to ADOI)	Fwd within 5 business days	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERS E	94.99	0	0	95
CPD-17	A&G	3	HMO/PPO Expedited External Review TAT (to ADOI)	Fwd within 1 business days	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERS E	94.99	0	0	95

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Measurement Tools	Comment	Status	Location	Regulator	Metric Type	Target
SHP-19	A&G	5	Provider Dispute Resolution Acknowledgement Letter TAT (Molina Medi-Cal)	Timeliness is measured from receipt date to letter date. 100%* within 2 working days (for Electronic) and within 15 working days (for Paper). Molina Medi-Cal is in Riverside and San Bernardino counties. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	Macess/Magic (current), Prime (future), ODW		●	CA	DMHC	Compliance	= 100 %
CPD-20	A&G	3	HMO/PPO Member Appeal Post-Svc Resolution TAT	within 30 calendar days	Macess/Magic (current), Prime (future), ODW		●	AZ	ADOI	Compliance	= 100 %
CPD-21	A&G	3	HMO/PPO Member Appeal Medical Necessity Resolution TAT	within 15 calendar days	Macess/Magic (current), Prime (future), ODW		●	AZ	ADOI	Compliance	= 100 %
CPD-22	A&G	3	HMO/PPO Member Informal Reconsideration / Medical Necessity Resolution TAT	within 15 calendar days	Macess/Magic (current), Prime (future), ODW		▲	AZ	ADOI	Compliance	= 100 %
CPD-23	A&G	3	HMO/PPO Grievance Resolution	within 30 calendar days	Macess/Magic (current), Prime (future), ODW		●	AZ	ADOI	Compliance	= 100 %
CPD-24	A&G	3	HMO/PPO Member Informal Reconsideration / Post-Svc Resolution TAT	within 30 calendar days	Macess/Magic (current), Prime (future), ODW		●	AZ	ADOI	Compliance	= 100 %
CPD-25	A&G	2	Member Appeals Acknowledgement TAT	% of appeals acknowledged within 7 calendar days of receipt	Prime, ODW		●	OR	OID	Compliance	= 100 %
CPD-26	A&G	2	Member Grievances Acknowledgement TAT	% of grievances acknowledged within 7 calendar days of receipt	Prime, ODW		●	OR	OID	Compliance	= 100 %
CPD-27	A&G	2	Internal Appeals Resolution TAT	% of internal appeals resolved within 30 calendar days or within 45 calendar days, if 15-day extension requested and agreed to by enrollee	Prime, ODW		●	OR	OID	Compliance	= 100 %
CPD-28	A&G	2	Grievances Resolution TAT	% of grievances acknowledged within 30 calendar days or within 45 calendar days if 15-calendar-day extension requested and agreed to by enrollee	Prime, ODW		●	OR	OID	Compliance	= 100 %
CPD-29	A&G	2	Expedited Appeals Resolution TAT	% of expedited appeals resolved within 72 hours of receipt	Prime, ODW		●	OR	OID	Compliance	= 100 %
CPD-32	A&G	2	Routine Appeal for Adverse Determination Resolution TAT	% of routine adverse determination appeals resolved within 14 calendar days or within 30 calendar days with an extension of receipt	Prime, ODW		●	WA	OIC	Compliance	= 100 %
CPD-33	A&G	2	Enrollee Grievances Resolution TAT	% of grievances resolved within 30 calendar days of receipt	Prime, ODW		●	WA	OIC	Compliance	= 100 %
CPD-34	A&G	2	Expedited Appeal for Adverse Determination Resolution TAT	% of expedited adverse determination appeals resolved within 72 hours of receipt	Prime, ODW		■	WA	OIC	Compliance	= 100 %
CPD-36	A&G	2	Enrollee Appeals for Experimental/ Investigational Treatment Resolution TAT	% of appeals for experimental/investigational treatment resolved within 20 business days of receipt	Prime, ODW		■	WA	OIC	Compliance	= 100 %

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Universe	Sample Size	Apr-2013	May-2013	Jun-2013	Jul-2013	Aug-2013	Sep-2013	Oct-2013	Nov-2013	Dec-2013
SHP-19	A&G	5	Provider Dispute Resolution Acknowledgement Letter TAT (Molina Medi-Cal)	Timeliness is measured from receipt date to letter date. 100%* within 2 working days (for Electronic) and within 15 working days (for Paper). Molina Medi-Cal is in Riverside and San Bernardino counties. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	23	N/A	90.91%	100.00%	96.97%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
CPD-20	A&G	3	HMO/PPO Member Appeal Post-Svc Resolution TAT	within 30 calendar days	15	N/A	100.00%	100.00%	NULL UNIVERSE	100.00%	100.00%	NULL UNIVERSE	100.00%	100.00%	100.00%
CPD-21	A&G	3	HMO/PPO Member Appeal Medical Necessity Resolution TAT	within 15 calendar days	11	N/A	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
CPD-22	A&G	3	HMO/PPO Member Informal Reconsideration / Medical Necessity Resolution TAT	within 15 calendar days	13	N/A	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
CPD-23	A&G	3	HMO/PPO Grievance Resolution	within 30 calendar days	119	N/A	100.00%	100.00%	100.00%	100.00%	97.44%	100.00%	100.00%	97.14%	100.00%
CPD-24	A&G	3	HMO/PPO Member Informal Reconsideration / Post-Svc Resolution TAT	within 30 calendar days	28	N/A	100.00%	100.00%	100.00%	100.00%	94.74%	100.00%	100.00%	100.00%	95.24%
CPD-25	A&G	2	Member Appeals Acknowledgement TAT	% of appeals acknowledged within 7 calendar days of receipt	49	N/A	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	95.45%	96.67%
CPD-26	A&G	2	Member Grievances Acknowledgement TAT	% of grievances acknowledged within 7 calendar days of receipt	12	N/A	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	91.67%	100.00%
CPD-27	A&G	2	Internal Appeals Resolution TAT	% of internal appeals resolved within 30 calendar days or within 45 calendar days, if 15-day extension requested and agreed to by enrollee	49	N/A	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	90.63%	95.45%	96.67%
CPD-28	A&G	2	Grievances Resolution TAT	% of grievances acknowledged within 30 calendar days or within 45 calendar days if 15-calendar-day extension requested and agreed to by enrollee	12	N/A	100.00%	100.00%	100.00%	100.00%	100.00%	85.71%	100.00%	100.00%	100.00%
CPD-29	A&G	2	Expedited Appeals Resolution TAT	% of expedited appeals resolved within 72 hours of receipt	1	N/A	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
CPD-32	A&G	2	Routine Appeal for Adverse Determination Resolution TAT	% of routine adverse determination appeals resolved within 14 calendar days or within 30 calendar days with an extension of receipt	5	N/A	100.00%	100.00%	NULL UNIVERSE	100.00%	100.00%	100.00%	NULL UNIVERSE	NULL UNIVERSE	83.33%
CPD-33	A&G	2	Enrollee Grievances Resolution TAT	% of grievances resolved within 30 calendar days of receipt	1	N/A	100.00%	100.00%	100.00%	100.00%	NULL UNIVERSE	NULL UNIVERSE	100.00%	100.00%	NULL UNIVERSE
CPD-34	A&G	2	Expedited Appeal for Adverse Determination Resolution TAT	% of expedited adverse determination appeals resolved within 72 hours of receipt	Null Universe	Null Universe	0.00%	100.00%	NULL UNIVERSE	NULL UNIVERSE	100.00%	NULL UNIVERSE	100.00%	NULL UNIVERSE	100.00%
CPD-36	A&G	2	Enrollee Appeals for Experimental/ Investigational Treatment Resolution TAT	% of appeals for experimental/investigational treatment resolved within 20 business days of receipt	Null Universe	Null Universe	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	100.00%	100.00%	NULL UNIVERSE

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Jan-2014	Feb-2014	Mar-2014	Apr-2014	RED HI	YELLOW LO	YELLOW HI	GREEN LO
SHP-19	A&G	5	Provider Dispute Resolution Acknowledgement Letter TAT (Molina Medi-Cal)	Timeliness is measured from receipt date to letter date. 100%* within 2 working days (for Electronic) and within 15 working days (for Paper). Molina Medi-Cal is in Riverside and San Bernardino counties. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	100.00%	100.00%	100.00%	100.00%	94.99	0	0	95
CPD-20	A&G	3	HMO/PPO Member Appeal Post-Svc Resolution TAT	within 30 calendar days	100.00%	100.00%	75.00%	100.00%	94.99	0	0	95
CPD-21	A&G	3	HMO/PPO Member Appeal Medical Necessity Resolution TAT	within 15 calendar days	100.00%	100.00%	100.00%	100.00%	94.99	0	0	95
CPD-22	A&G	3	HMO/PPO Member Informal Reconsideration / Medical Necessity Resolution TAT	within 15 calendar days	100.00%	100.00%	93.75%	92.31%	94.99	0	0	95
CPD-23	A&G	3	HMO/PPO Grievance Resolution	within 30 calendar days	97.44%	99.20%	100.00%	100.00%	94.99	0	0	95
CPD-24	A&G	3	HMO/PPO Member Informal Reconsideration / Post-Svc Resolution TAT	within 30 calendar days	100.00%	100.00%	100.00%	100.00%	94.99	0	0	95
CPD-25	A&G	2	Member Appeals Acknowledgement TAT	% of appeals acknowledged within 7 calendar days of receipt	96.97%	100.00%	100.00%	95.92%	94.99	0	0	95
CPD-26	A&G	2	Member Grievances Acknowledgement TAT	% of grievances acknowledged within 7 calendar days of receipt	100.00%	88.24%	93.75%	100.00%	94.99	0	0	95
CPD-27	A&G	2	Internal Appeals Resolution TAT	% of internal appeals resolved within 30 calendar days or within 45 calendar days, if 15-day extension requested and agreed to by enrollee	100.00%	100.00%	96.55%	100.00%	94.99	0	0	95
CPD-28	A&G	2	Grievances Resolution TAT	% of grievances acknowledged within 30 calendar days or within 45 calendar days if 15-calendar-day extension requested and agreed to by enrollee	100.00%	100.00%	100.00%	100.00%	94.99	0	0	95
CPD-29	A&G	2	Expedited Appeals Resolution TAT	% of expedited appeals resolved within 72 hours of receipt	100.00%	100.00%	100.00%	100.00%	94.99	0	0	95
CPD-32	A&G	2	Routine Appeal for Adverse Determination Resolution TAT	% of routine adverse determination appeals resolved within 14 calendar days or within 30 calendar days with an extension of receipt	100.00%	100.00%	100.00%	100.00%	94.99	0	0	95
CPD-33	A&G	2	Enrollee Grievances Resolution TAT	% of grievances resolved within 30 calendar days of receipt	100.00%	100.00%	100.00%	100.00%	94.99	0	0	95
CPD-34	A&G	2	Expedited Appeal for Adverse Determination Resolution TAT	% of expedited adverse determination appeals resolved within 72 hours of receipt	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERS E	94.99	0	0	95
CPD-36	A&G	2	Enrollee Appeals for Experimental/ Investigational Treatment Resolution TAT	% of appeals for experimental/investigational treatment resolved within 20 business days of receipt	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERS E	94.99	0	0	95

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Measurement Tools	Comment	Status	Location	Regulator	Metric Type	Target
CPD-37	A&G	2	TAT to Forward Medical Information for an IMR Regular Review	% of responses no later than the 3rd business day after receipt	Prime, ODW		■	WA	OIC	Compliance	= 100 %
CPD-39	A&G	2	Member Communications Response TAT (group insurance contracts) - WA	% of responses to enrollee complaints regarding claims within 15 business days of receipt	Prime, ODW		■	WA	OIC	Compliance	= 100 %
CPD-40	A&G	2	Enrollee Appeal Acknowledgement TAT - WA	% of appeals acknowledged when received	Prime, ODW		●	WA	OIC	Compliance	= 100 %
MPD-102	A&G	4	Standard Part C - Appeals TAT (Oregon)	Written notice must be issued within 30 calendar days of the request for reconsideration for Pre-Service and 60 calendar days for Post-Service appeals - 100% of the time	Macess/Magic (current), Prime (future), ODW		●	OR	CMS	Compliance	= 100 %
MPD-103	A&G	4	Standard Part C - Appeals TAT (CA)	Written notice must be issued within 30 calendar days of the request for reconsideration for Pre-Service and 60 calendar days for Post-Service appeals - 100% of the time	Macess/Magic (current), Prime (future), ODW		●	CA	CMS	Compliance	= 100 %
MPD-104	A&G	4	Standard Part C - Appeals TAT (AZ)	Written notice must be issued within 30 calendar days of the request for reconsideration for Pre-Service and 60 calendar days for Post-Service appeals - 100% of the time	Macess/Magic (current), Prime (future), ODW		●	AZ	CMS	Compliance	= 100 %
MPD-105	A&G	4	Expedited Part C - Appeals TAT (Oregon)	Oral notice must be issued within 72 hours and if successful written notice mailed within 3 calendar days. If oral notice is unsuccessful then written notice must be mailed and received by the enrollee within the 72 hour timeframe - 100% of the time	Macess/Magic (current), Prime (future), ODW		●	OR	CMS	Compliance	= 100 %
MPD-106	A&G	4	Expedited Part C - Appeals TAT (CA)	Oral notice must be issued within 72 hours and if successful written notice mailed within 3 calendar days. If oral notice is unsuccessful then written notice must be mailed and received by the enrollee within the 72 hour timeframe - 100% of the time	Macess/Magic (current), Prime (future), ODW		●	CA	CMS	Compliance	= 100 %
MPD-107	A&G	4	Expedited Part C - Appeals TAT (AZ)	Oral notice must be issued within 72 hours and if successful written notice mailed within 3 calendar days. If oral notice is unsuccessful then written notice must be mailed and received by the enrollee within the 72 hour timeframe - 100% of the time	Macess/Magic (current), Prime (future), ODW		●	AZ	CMS	Compliance	= 100 %
MPD-108	A&G	4	IRE - Autoforward Part C - Appeals TAT (Oregon - MA)	Standard case is forwarded to IRE within 24 hours of the expiration of the applicable timeframe or when the decision is an 'Uphold' or 'Partial Uphold' - 100% of the time	Macess/Magic (current), Prime (future), ODW		■	OR	CMS	Compliance	= 100 %

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Universe	Sample Size	Apr-2013	May-2013	Jun-2013	Jul-2013	Aug-2013	Sep-2013	Oct-2013	Nov-2013	Dec-2013
CPD-37	A&G	2	TAT to Forward Medical Information for an IMR Regular Review	% of responses no later than the 3rd business day after receipt	Null Universe	Null Universe	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE
CPD-39	A&G	2	Member Communications Response TAT (group insurance contracts) - WA	% of responses to enrollee complaints regarding claims within 15 business days of receipt	Null Universe	Null Universe	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE
CPD-40	A&G	2	Enrollee Appeal Acknowledgement TAT - WA	% of appeals acknowledged when received	5	N/A	100.00%	100.00%	100.00%	87.50%	100.00%	83.33%	100.00%	100.00%	100.00%
MPD-102	A&G	4	Standard Part C - Appeals TAT (Oregon)	Written notice must be issued within 30 calendar days of the request for reconsideration for Pre-Service and 60 calendar days for Post-Service appeals - 100% of the time	40	N/A	100.00%	100.00%	100.00%	100.00%	100.00%	99.63%	100.00%	100.00%	100.00%
MPD-103	A&G	4	Standard Part C - Appeals TAT (CA)	Written notice must be issued within 30 calendar days of the request for reconsideration for Pre-Service and 60 calendar days for Post-Service appeals - 100% of the time	61	N/A	100.00%	97.89%	100.00%	100.00%	100.00%	100.00%	98.78%	100.00%	98.38%
MPD-104	A&G	4	Standard Part C - Appeals TAT (AZ)	Written notice must be issued within 30 calendar days of the request for reconsideration for Pre-Service and 60 calendar days for Post-Service appeals - 100% of the time	27	N/A	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	99.96%	100.00%
MPD-105	A&G	4	Expedited Part C - Appeals TAT (Oregon)	Oral notice must be issued within 72 hours and if successful written notice mailed within 3 calendar days. If oral notice is unsuccessful then written notice must be mailed and received by the enrollee within the 72 hour timeframe - 100% of the time	10	N/A	100.00%	NULL UNIVERSE	100.00%	100.00%	100.00%	100.00%	83.33%	100.00%	100.00%
MPD-106	A&G	4	Expedited Part C - Appeals TAT (CA)	Oral notice must be issued within 72 hours and if successful written notice mailed within 3 calendar days. If oral notice is unsuccessful then written notice must be mailed and received by the enrollee within the 72 hour timeframe - 100% of the time	16	N/A	100.00%	100.00%	100.00%	100.00%	96.55%	100.00%	93.54%	100.00%	92.30%
MPD-107	A&G	4	Expedited Part C - Appeals TAT (AZ)	Oral notice must be issued within 72 hours and if successful written notice mailed within 3 calendar days. If oral notice is unsuccessful then written notice must be mailed and received by the enrollee within the 72 hour timeframe - 100% of the time	2	N/A	100.00%	75.00%	100.00%	100.00%	100.00%	100.00%	83.33%	100.00%	85.71%
MPD-108	A&G	4	IRE - Autoforward Part C - Appeals TAT (Oregon - MA)	Standard case is forwarded to IRE within 24 hours of the expiration of the applicable timeframe or when the decision is an 'Uphold' or 'Partial Uphold' - 100% of the time	Null Universe	Null Universe	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	100.00%	NULL UNIVERSE	100.00%	100.00%	NULL UNIVERSE	NULL UNIVERSE

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Jan-2014	Feb-2014	Mar-2014	Apr-2014	RED HI	YELLOW LO	YELLOW HI	GREEN LO
CPD-37	A&G	2	TAT to Forward Medical Information for an IMR Regular Review	% of responses no later than the 3rd business day after receipt	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERS E	94.99	0	0	95
CPD-39	A&G	2	Member Communications Response TAT (group insurance contracts) - WA	% of responses to enrollee complaints regarding claims within 15 business days of receipt	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERS E	94.99	0	0	95
CPD-40	A&G	2	Enrollee Appeal Acknowledgement TAT - WA	% of appeals acknowledged when received	100.00%	100.00%	100.00%	100.00%	94.99	0	0	95
MPD-102	A&G	4	Standard Part C - Appeals TAT (Oregon)	Written notice must be issued within 30 calendar days of the request for reconsideration for Pre-Service and 60 calendar days for Post-Service appeals - 100% of the time	100.00%	100.00%	100.00%	100.00%	94.99	0	0	95
MPD-103	A&G	4	Standard Part C - Appeals TAT (CA)	Written notice must be issued within 30 calendar days of the request for reconsideration for Pre-Service and 60 calendar days for Post-Service appeals - 100% of the time	100.00%	100.00%	100.00%	98.36%	94.99	0	0	95
MPD-104	A&G	4	Standard Part C - Appeals TAT (AZ)	Written notice must be issued within 30 calendar days of the request for reconsideration for Pre-Service and 60 calendar days for Post-Service appeals - 100% of the time	100.00%	100.00%	100.00%	100.00%	94.99	0	0	95
MPD-105	A&G	4	Expedited Part C - Appeals TAT (Oregon)	Oral notice must be issued within 72 hours and if successful written notice mailed within 3 calendar days. If oral notice is unsuccessful then written notice must be mailed and received by the enrollee within the 72 hour timeframe - 100% of the time	100.00%	100.00%	100.00%	100.00%	94.99	0	0	95
MPD-106	A&G	4	Expedited Part C - Appeals TAT (CA)	Oral notice must be issued within 72 hours and if successful written notice mailed within 3 calendar days. If oral notice is unsuccessful then written notice must be mailed and received by the enrollee within the 72 hour timeframe - 100% of the time	100.00%	100.00%	100.00%	100.00%	94.99	0	0	95
MPD-107	A&G	4	Expedited Part C - Appeals TAT (AZ)	Oral notice must be issued within 72 hours and if successful written notice mailed within 3 calendar days. If oral notice is unsuccessful then written notice must be mailed and received by the enrollee within the 72 hour timeframe - 100% of the time	77.78%	100.00%	100.00%	100.00%	94.99	0	0	95
MPD-108	A&G	4	IRE - Autoforward Part C - Appeals TAT (Oregon - MA)	Standard case is forwarded to IRE within 24 hours of the expiration of the applicable timeframe or when the decision is an 'Uphold' or 'Partial Uphold' - 100% of the time	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERS E	94.99	0	0	95

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Measurement Tools	Comment	Status	Location	Regulator	Metric Type	Target
MPD-109	A&G	4	IRE - Autoforward Part C - Appeals TAT (CA - MA)	Standard case is forwarded to IRE within 24 hours of the expiration of the applicable timeframe or when the decision is an 'Uphold' or 'Partial Uphold' - 100% of the time	Macess/Magic (current), Prime (future), ODW		•	CA	CMS	Compliance	= 100 %
MPD-110	A&G	4	IRE - Autoforward Part C - Appeals TAT (AZ - MA)	Standard case is forwarded to IRE within 24 hours of the expiration of the applicable timeframe or when the decision is an 'Uphold' or 'Partial Uphold' - 100% of the time	Macess/Magic (current), Prime (future), ODW		■	AZ	CMS	Compliance	= 100 %
MPD-111	A&G	8	Standard Part D - Appeals TAT (Oregon)	Written notice must be provided to the enrollee no later than 7 calendar days from the date the plan received the request - 100% of the time	Macess/Magic (current), Prime (future), ODW		•	OR	CMS	Compliance	= 100 %
MPD-112	A&G	8	Standard Part D - Appeals TAT (CA)	Written notice must be provided to the enrollee no later than 7 calendar days from the date the plan received the request - 100% of the time	Macess/Magic (current), Prime (future), ODW		•	CA	CMS	Compliance	= 100 %
MPD-113	A&G	8	Standard Part D - Appeals TAT (AZ)	Written notice must be provided to the enrollee no later than 7 calendar days from the date the plan received the request - 100% of the time	Macess/Magic (current), Prime (future), ODW		•	AZ	CMS	Compliance	= 100 %
MPD-115	A&G	8	Expedited Part D - Appeals TAT (Oregon)	Notice may be provided orally or in writing, within 72 hours, for fully favorable (overturn) decisions. For adverse (uphold), or partially adverse (partially uphold) decisions, oral notice may be issued within 72 hours, and if successful, a written notice must be mailed within 3 calendar days of that notification. If oral notification was unsuccessful then the plan must provide written notice within 72 hours of the receipt of request- 100% of the time	Macess/Magic (current), Prime (future), ODW		•	OR	CMS	Compliance	= 100 %
MPD-116	A&G	8	Expedited Part D - Appeals TAT (CA)	Notice may be provided orally or in writing, within 72 hours, for fully favorable (overturn) decisions. For adverse (uphold), or partially adverse (partially uphold) decisions, oral notice may be issued within 72 hours, and if successful, a written notice must be mailed within 3 calendar days of that notification. If oral notification was unsuccessful then the plan must provide written notice within 72 hours of the receipt of request- 100% of the time	Macess/Magic (current), Prime (future), ODW		•	CA	CMS	Compliance	= 100 %

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Universe	Sample Size	Apr-2013	May-2013	Jun-2013	Jul-2013	Aug-2013	Sep-2013	Oct-2013	Nov-2013	Dec-2013
MPD-109	A&G	4	IRE - Autoforward Part C - Appeals TAT (CA - MA)	Standard case is forwarded to IRE within 24 hours of the expiration of the applicable timeframe or when the decision is an 'Uphold' or 'Partial Uphold' - 100% of the time	1	N/A	NULL UNIVERSE	100.00%	NULL UNIVERSE	NULL UNIVERSE	100.00%	NULL UNIVERSE	100.00%	NULL UNIVERSE	NULL UNIVERSE
MPD-110	A&G	4	IRE - Autoforward Part C - Appeals TAT (AZ - MA)	Standard case is forwarded to IRE within 24 hours of the expiration of the applicable timeframe or when the decision is an 'Uphold' or 'Partial Uphold' - 100% of the time	Null Universe	Null Universe	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	98.14%	NULL UNIVERSE	NULL UNIVERSE	100.00%	100.00%	NULL UNIVERSE
MPD-111	A&G	8	Standard Part D - Appeals TAT (Oregon)	Written notice must be provided to the enrollee no later than 7 calendar days from the date the plan received the request - 100% of the time	25	N/A	100.00%	100.00%	100.00%	87.50%	100.00%	100.00%	100.00%	100.00%	100.00%
MPD-112	A&G	8	Standard Part D - Appeals TAT (CA)	Written notice must be provided to the enrollee no later than 7 calendar days from the date the plan received the request - 100% of the time	28	N/A	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
MPD-113	A&G	8	Standard Part D - Appeals TAT (AZ)	Written notice must be provided to the enrollee no later than 7 calendar days from the date the plan received the request - 100% of the time	31	N/A	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
MPD-115	A&G	8	Expedited Part D - Appeals TAT (Oregon)	Notice may be provided orally or in writing, within 72 hours, for fully favorable (overturn) decisions. For adverse (uphold), or partially adverse (partially uphold) decisions, oral notice may be issued within 72 hours, and if successful, a written notice must be mailed within 3 calendar days of that notification. If oral notification was unsuccessful then the plan must provide written notice within 72 hours of the receipt of request- 100% of the time	6	N/A	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	NULL UNIVERSE
MPD-116	A&G	8	Expedited Part D - Appeals TAT (CA)	Notice may be provided orally or in writing, within 72 hours, for fully favorable (overturn) decisions. For adverse (uphold), or partially adverse (partially uphold) decisions, oral notice may be issued within 72 hours, and if successful, a written notice must be mailed within 3 calendar days of that notification. If oral notification was unsuccessful then the plan must provide written notice within 72 hours of the receipt of request- 100% of the time	9	N/A	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Jan-2014	Feb-2014	Mar-2014	Apr-2014	RED HI	YELLOW LO	YELLOW HI	GREEN LO
MPD-109	A&G	4	IRE - Autoforward Part C - Appeals TAT (CA - MA)	Standard case is forwarded to IRE within 24 hours of the expiration of the applicable timeframe or when the decision is an 'Uphold' or 'Partial Uphold' - 100% of the time	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	100.00%	94.99	0	0	95
MPD-110	A&G	4	IRE - Autoforward Part C - Appeals TAT (AZ - MA)	Standard case is forwarded to IRE within 24 hours of the expiration of the applicable timeframe or when the decision is an 'Uphold' or 'Partial Uphold' - 100% of the time	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERS E	94.99	0	0	95
MPD-111	A&G	8	Standard Part D - Appeals TAT (Oregon)	Written notice must be provided to the enrollee no later than 7 calendar days from the date the plan received the request - 100% of the time	100.00%	100.00%	96.29%	100.00%	94.99	0	0	95
MPD-112	A&G	8	Standard Part D - Appeals TAT (CA)	Written notice must be provided to the enrollee no later than 7 calendar days from the date the plan received the request - 100% of the time	100.00%	96.87%	97.56%	100.00%	94.99	0	0	95
MPD-113	A&G	8	Standard Part D - Appeals TAT (AZ)	Written notice must be provided to the enrollee no later than 7 calendar days from the date the plan received the request - 100% of the time	100.00%	100.00%	100.00%	100.00%	94.99	0	0	95
MPD-115	A&G	8	Expedited Part D - Appeals TAT (Oregon)	Notice may be provided orally or in writing, within 72 hours, for fully favorable (overturn) decisions. For adverse (uphold), or partially adverse (partially uphold) decisions, oral notice may be issued within 72 hours, and if successful, a written notice must be mailed within 3 calendar days of that notification. If oral notification was unsuccessful then the plan must provide written notice within 72 hours of the receipt of request- 100% of the time	100.00%	75.00%	100.00%	100.00%	94.99	0	0	95
MPD-116	A&G	8	Expedited Part D - Appeals TAT (CA)	Notice may be provided orally or in writing, within 72 hours, for fully favorable (overturn) decisions. For adverse (uphold), or partially adverse (partially uphold) decisions, oral notice may be issued within 72 hours, and if successful, a written notice must be mailed within 3 calendar days of that notification. If oral notification was unsuccessful then the plan must provide written notice within 72 hours of the receipt of request- 100% of the time	100.00%	100.00%	100.00%	100.00%	94.99	0	0	95

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Measurement Tools	Comment	Status	Location	Regulator	Metric Type	Target
MPD-117	A&G	8	Expedited Part D - Appeals TAT (AZ)	Notice may be provided orally or in writing, within 72 hours, for fully favorable (overturn) decisions. For adverse (uphold), or partially adverse (partially uphold) decisions, oral notice may be issued within 72 hours, and if successful, a written notice must be mailed within 3 calendar days of that notification. If oral notification was unsuccessful then the plan must provide written notice within 72 hours of the receipt of request- 100% of the time	Macess/Magic (current), Prime (future), ODW		●	AZ	CMS	Compliance	= 100 %
MPD-120	A&G	8	IRE - Autoforward Part D - Appeals TAT (Oregon - Part D)	Standard case is forwarded to IRE within 24 hours of the expiration of the applicable timeframe - 100% of the time	Macess/Magic (current), Prime (future), ODW		■	OR	CMS	Compliance	= 100 %
MPD-121	A&G	8	IRE - Autoforward Part D - Appeals TAT (CA - Part D)	Standard case is forwarded to IRE within 24 hours of the expiration of the applicable timeframe - 100% of the time	Macess/Magic (current), Prime (future), ODW		■	CA	CMS	Compliance	= 100 %
MPD-122	A&G	8	IRE - Autoforward Part D - Appeals TAT (AZ - Part D)	Standard case is forwarded to IRE within 24 hours of the expiration of the applicable timeframe - 100% of the time	Macess/Magic (current), Prime (future), ODW		■	AZ	CMS	Compliance	= 100 %
MPD-123	A&G	4	Standard Part C - Grievances TAT (Oregon)	Written notice must be provided to all concerned parties no later than 30 calendar days from the date the plan received the request - 100% of the time	Macess/Magic (current), Prime (future), ODW		●	OR	CMS	Compliance	= 100 %
MPD-124	A&G	4	Standard Part C - Grievances TAT (CA)	Written notice must be provided to all concerned parties no later than 30 calendar days from the date the plan received the request - 100% of the time	Macess/Magic (current), Prime (future), ODW		●	CA	CMS	Compliance	= 100 %
MPD-125	A&G	4	Standard Part C - Grievances TAT (AZ)	Written notice must be provided to all concerned parties no later than 30 calendar days from the date the plan received the request - 100% of the time	Macess/Magic (current), Prime (future), ODW		●	AZ	CMS	Compliance	= 100 %
MPD-126	A&G	4	Expedited Part C - Grievances TAT (Oregon)	Notification either orally or written, when mandated within 24 hours of receipt. 100% of the time	Macess/Magic (current), Prime (future), ODW		■	OR	CMS	Compliance	= 100 %
MPD-127	A&G	4	Expedited Part C - Grievances TAT (CA)	Notification either orally or written, when mandated within 24 hours of receipt. 100% of the time	Macess/Magic (current), Prime (future), ODW		■	CA	CMS	Compliance	= 100 %
MPD-128	A&G	4	Expedited Part C - Grievances TAT (AZ)	Notification either orally or written, when mandated within 24 hours of receipt. 100% of the time	Macess/Magic (current), Prime (future), ODW		■	AZ	CMS	Compliance	= 100 %

Final

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Universe	Sample Size	Apr-2013	May-2013	Jun-2013	Jul-2013	Aug-2013	Sep-2013	Oct-2013	Nov-2013	Dec-2013
MPD-117	A&G	8	Expedited Part D - Appeals TAT (AZ)	Notice may be provided orally or in writing, within 72 hours, for fully favorable (overturn) decisions. For adverse (uphold), or partially adverse (partially uphold) decisions, oral notice may be issued within 72 hours, and if successful, a written notice must be mailed within 3 calendar days of that notification. If oral notification was unsuccessful then the plan must provide written notice within 72 hours of the receipt of request- 100% of the time	9	N/A	100.00%	100.00%	NULL UNIVERSE	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
MPD-120	A&G	8	IRE - Autoforward Part D - Appeals TAT (Oregon - Part D)	Standard case is forwarded to IRE within 24 hours of the expiration of the applicable timeframe - 100% of the time	Null Universe	Null Universe	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	88.88%	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE
MPD-121	A&G	8	IRE - Autoforward Part D - Appeals TAT (CA - Part D)	Standard case is forwarded to IRE within 24 hours of the expiration of the applicable timeframe - 100% of the time	Null Universe	Null Universe	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	100.00%	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE
MPD-122	A&G	8	IRE - Autoforward Part D - Appeals TAT (AZ - Part D)	Standard case is forwarded to IRE within 24 hours of the expiration of the applicable timeframe - 100% of the time	Null Universe	Null Universe	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	100.00%	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE
MPD-123	A&G	4	Standard Part C - Grievances TAT (Oregon)	Written notice must be provided to all concerned parties no later than 30 calendar days from the date the plan received the request - 100% of the time	63	N/A	98.41%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
MPD-124	A&G	4	Standard Part C - Grievances TAT (CA)	Written notice must be provided to all concerned parties no later than 30 calendar days from the date the plan received the request - 100% of the time	295	N/A	98.78%	100.00%	99.66%	100.00%	100.00%	98.96%	100.00%	100.00%	100.00%
MPD-125	A&G	4	Standard Part C - Grievances TAT (AZ)	Written notice must be provided to all concerned parties no later than 30 calendar days from the date the plan received the request - 100% of the time	98	N/A	95.71%	100.00%	98.28%	100.00%	98.27%	100.00%	100.00%	100.00%	100.00%
MPD-126	A&G	4	Expedited Part C - Grievances TAT (Oregon)	Notification either orally or written, when mandated within 24 hours of receipt. 100% of the time	Null Universe	Null Universe	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE
MPD-127	A&G	4	Expedited Part C - Grievances TAT (CA)	Notification either orally or written, when mandated within 24 hours of receipt. 100% of the time	Null Universe	Null Universe	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	100.00%	NULL UNIVERSE	NULL UNIVERSE	100.00%	NULL UNIVERSE
MPD-128	A&G	4	Expedited Part C - Grievances TAT (AZ)	Notification either orally or written, when mandated within 24 hours of receipt. 100% of the time	Null Universe	Null Universe	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Jan-2014	Feb-2014	Mar-2014	Apr-2014	RED HI	YELLOW LO	YELLOW HI	GREEN LO
MPD-117	A&G	8	Expedited Part D - Appeals TAT (AZ)	Notice may be provided orally or in writing, within 72 hours, for fully favorable (overturn) decisions. For adverse (uphold), or partially adverse (partially uphold) decisions, oral notice may be issued within 72 hours, and if successful, a written notice must be mailed within 3 calendar days of that notification. If oral notification was unsuccessful then the plan must provide written notice within 72 hours of the receipt of request- 100% of the time	100.00%	100.00%	100.00%	100.00%	94.99	0	0	95
MPD-120	A&G	8	IRE - Autoforward Part D - Appeals TAT (Oregon - Part D)	Standard case is forwarded to IRE within 24 hours of the expiration of the applicable timeframe - 100% of the time	NULL UNIVERSE	NULL UNIVERSE	100.00%	NULL UNIVERS E	94.99	0	0	95
MPD-121	A&G	8	IRE - Autoforward Part D - Appeals TAT (CA - Part D)	Standard case is forwarded to IRE within 24 hours of the expiration of the applicable timeframe - 100% of the time	NULL UNIVERSE	100.00%	100.00%	NULL UNIVERS E	94.99	0	0	95
MPD-122	A&G	8	IRE - Autoforward Part D - Appeals TAT (AZ - Part D)	Standard case is forwarded to IRE within 24 hours of the expiration of the applicable timeframe - 100% of the time	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERS E	94.99	0	0	95
MPD-123	A&G	4	Standard Part C - Grievances TAT (Oregon)	Written notice must be provided to all concerned parties no later than 30 calendar days from the date the plan received the request - 100% of the time	100.00%	99.06%	100.00%	100.00%	94.99	0	0	95
MPD-124	A&G	4	Standard Part C - Grievances TAT (CA)	Written notice must be provided to all concerned parties no later than 30 calendar days from the date the plan received the request - 100% of the time	100.00%	99.65%	100.00%	100.00%	94.99	0	0	95
MPD-125	A&G	4	Standard Part C - Grievances TAT (AZ)	Written notice must be provided to all concerned parties no later than 30 calendar days from the date the plan received the request - 100% of the time	100.00%	100.00%	100.00%	100.00%	94.99	0	0	95
MPD-126	A&G	4	Expedited Part C - Grievances TAT (Oregon)	Notification either orally or written, when mandated within 24 hours of receipt. 100% of the time	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERS E	94.99	0	0	95
MPD-127	A&G	4	Expedited Part C - Grievances TAT (CA)	Notification either orally or written, when mandated within 24 hours of receipt. 100% of the time	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERS E	94.99	0	0	95
MPD-128	A&G	4	Expedited Part C - Grievances TAT (AZ)	Notification either orally or written, when mandated within 24 hours of receipt. 100% of the time	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERS E	94.99	0	0	95

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Measurement Tools	Comment	Status	Location	Regulator	Metric Type	Target
MPD-129	A&G	8	Standard Part D - Grievances TAT (Oregon)	Written notice must be provided to all concerned parties, as expeditiously as the enrollee's health condition requires, but no later than 30 calendar days from the date the plan received the request - 100% of the time	Macess/Magic (current), Prime (future), ODW		●	OR	CMS	Compliance	= 100 %
MPD-130	A&G	8	Standard Part D - Grievances TAT (CA)	Written notice must be provided to all concerned parties, as expeditiously as the enrollee's health condition requires, but no later than 30 calendar days from the date the plan received the request - 100% of the time	Macess/Magic (current), Prime (future), ODW		●	CA	CMS	Compliance	= 100 %
MPD-131	A&G	8	Standard Part D - Grievances TAT (AZ)	Written notice must be provided to all concerned parties, as expeditiously as the enrollee's health condition requires, but no later than 30 calendar days from the date the plan received the request - 100% of the time	Macess/Magic (current), Prime (future), ODW		●	AZ	CMS	Compliance	= 100 %
MPD-133	A&G	8	Expedited Part D - Grievances TAT (Oregon)	Notification either orally or written, when mandated within 24 hours of receipt. 100% of the time	Macess/Magic (current), Prime (future), ODW		■	OR	CMS	Compliance	= 100 %
MPD-134	A&G	8	Expedited Part D - Grievances TAT (CA)	Notification either orally or written, when mandated within 24 hours of receipt. 100% of the time	Macess/Magic (current), Prime (future), ODW		■	CA	CMS	Compliance	= 100 %
MPD-135	A&G	8	Expedited Part D - Grievances TAT (AZ)	Notification either orally or written, when mandated within 24 hours of receipt. 100% of the time	Macess/Magic (current), Prime (future), ODW		■	AZ	CMS	Compliance	= 100 %
SHP-136	A&G	5	Medi-Cal: Expedited Appeals Resolution Rate	within 3 calendar days	Prime, ODW		◆	CA	DMHC	Compliance	= 100 %
SHP-137	A&G	5	Medi-Cal: Standard Appeals Resolution Rate	Resolution letters are sent within 30 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	Prime, ODW		●	CA	DMHC	Compliance	= 100 %
SHP-138	A&G	5	Medi-Cal: Expedited Grievances Resolution Rate	within 3 calendar days	Prime, ODW		●	CA	DMHC	Compliance	= 100 %
SHP-139	A&G	5	Medi-Cal: Standard Grievances Resolution Rate	Resolution letters are sent within 30 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	Prime, ODW		●	CA	DMHC	Compliance	= 100 %
SHP-140	A&G	5	Medi-Cal: Appeals Acknowledgement Letters Sent Timely	Acknowledgement letters are sent within 5 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	Prime, ODW		●	CA	DMHC	Compliance	= 100 %
SHP-141	A&G	5	Medi-Cal: Grievance Acknowledgement Letters Sent Timely	Acknowledgement letters are sent within 5 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	Prime, ODW		●	CA	DMHC	Compliance	= 100 %

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Universe	Sample Size	Apr-2013	May-2013	Jun-2013	Jul-2013	Aug-2013	Sep-2013	Oct-2013	Nov-2013	Dec-2013
MPD-129	A&G	8	Standard Part D - Grievances TAT (Oregon)	Written notice must be provided to all concerned parties, as expeditiously as the enrollee's health condition requires, but no later than 30 calendar days from the date the plan received the request - 100% of the time	10	N/A	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
MPD-130	A&G	8	Standard Part D - Grievances TAT (CA)	Written notice must be provided to all concerned parties, as expeditiously as the enrollee's health condition requires, but no later than 30 calendar days from the date the plan received the request - 100% of the time	56	N/A	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
MPD-131	A&G	8	Standard Part D - Grievances TAT (AZ)	Written notice must be provided to all concerned parties, as expeditiously as the enrollee's health condition requires, but no later than 30 calendar days from the date the plan received the request - 100% of the time	18	N/A	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
MPD-133	A&G	8	Expedited Part D - Grievances TAT (Oregon)	Notification either orally or written, when mandated within 24 hours of receipt. 100% of the time	Null Universe	Null Universe	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE
MPD-134	A&G	8	Expedited Part D - Grievances TAT (CA)	Notification either orally or written, when mandated within 24 hours of receipt. 100% of the time	Null Universe	Null Universe	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE
MPD-135	A&G	8	Expedited Part D - Grievances TAT (AZ)	Notification either orally or written, when mandated within 24 hours of receipt. 100% of the time	Null Universe	Null Universe	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE
SHP-136	A&G	5	Medi-Cal: Expedited Appeals Resolution Rate	within 3 calendar days	17	N/A	94.44%	90.00%	100.00%	90.00%	100.00%	100.00%	87.50%	91.67%	100.00%
SHP-137	A&G	5	Medi-Cal: Standard Appeals Resolution Rate	Resolution letters are sent within 30 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	63	N/A	100.00%	100.00%	100.00%	97.73%	100.00%	100.00%	100.00%	100.00%	97.44%
SHP-138	A&G	5	Medi-Cal: Expedited Grievances Resolution Rate	within 3 calendar days	79	N/A	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	88.89%	88.46%	100.00%
SHP-139	A&G	5	Medi-Cal: Standard Grievances Resolution Rate	Resolution letters are sent within 30 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	275	N/A	100.00%	100.00%	100.00%	100.00%	98.41%	99.51%	100.00%	99.41%	100.00%
SHP-140	A&G	5	Medi-Cal: Appeals Acknowledgement Letters Sent Timely	Acknowledgement letters are sent within 5 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	63	N/A	98.08%	100.00%	97.73%	95.45%	100.00%	100.00%	100.00%	100.00%	97.44%
SHP-141	A&G	5	Medi-Cal: Grievance Acknowledgement Letters Sent Timely	Acknowledgement letters are sent within 5 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	275	N/A	100.00%	100.00%	100.00%	99.52%	99.47%	99.51%	98.80%	99.41%	97.80%

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Jan-2014	Feb-2014	Mar-2014	Apr-2014	RED HI	YELLOW LO	YELLOW HI	GREEN LO
MPD-129	A&G	8	Standard Part D - Grievances TAT (Oregon)	Written notice must be provided to all concerned parties, as expeditiously as the enrollee's health condition requires, but no later than 30 calendar days from the date the plan received the request - 100% of the time	100.00%	100.00%	100.00%	100.00%	94.99	0	0	95
MPD-130	A&G	8	Standard Part D - Grievances TAT (CA)	Written notice must be provided to all concerned parties, as expeditiously as the enrollee's health condition requires, but no later than 30 calendar days from the date the plan received the request - 100% of the time	100.00%	100.00%	100.00%	100.00%	94.99	0	0	95
MPD-131	A&G	8	Standard Part D - Grievances TAT (AZ)	Written notice must be provided to all concerned parties, as expeditiously as the enrollee's health condition requires, but no later than 30 calendar days from the date the plan received the request - 100% of the time	87.50%	100.00%	100.00%	100.00%	94.99	0	0	95
MPD-133	A&G	8	Expedited Part D - Grievances TAT (Oregon)	Notification either orally or written, when mandated within 24 hours of receipt. 100% of the time	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERS E	94.99	0	0	95
MPD-134	A&G	8	Expedited Part D - Grievances TAT (CA)	Notification either orally or written, when mandated within 24 hours of receipt. 100% of the time	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERS E	94.99	0	0	95
MPD-135	A&G	8	Expedited Part D - Grievances TAT (AZ)	Notification either orally or written, when mandated within 24 hours of receipt. 100% of the time	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERS E	94.99	0	0	95
SHP-136	A&G	5	Medi-Cal: Expedited Appeals Resolution Rate	within 3 calendar days	100.00%	100.00%	90.91%	88.24%	94.99	0	0	95
SHP-137	A&G	5	Medi-Cal: Standard Appeals Resolution Rate	Resolution letters are sent within 30 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	100.00%	100.00%	100.00%	100.00%	94.99	0	0	95
SHP-138	A&G	5	Medi-Cal: Expedited Grievances Resolution Rate	within 3 calendar days	97.37%	97.83%	95.16%	96.20%	94.99	0	0	95
SHP-139	A&G	5	Medi-Cal: Standard Grievances Resolution Rate	Resolution letters are sent within 30 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	99.44%	100.00%	99.63%	100.00%	94.99	0	0	95
SHP-140	A&G	5	Medi-Cal: Appeals Acknowledgement Letters Sent Timely	Acknowledgement letters are sent within 5 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	100.00%	97.30%	98.57%	98.41%	94.99	0	0	95
SHP-141	A&G	5	Medi-Cal: Grievance Acknowledgement Letters Sent Timely	Acknowledgement letters are sent within 5 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	99.44%	98.07%	98.13%	99.27%	94.99	0	0	95

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Measurement Tools	Comment	Status	Location	Regulator	Metric Type	Target
SHP-142	A&G	5	Cal-Viva: Expedited Appeals Resolution Rate	within 3 calendar days	Prime, ODW		■	CA	DMHC	Compliance	= 100 %
SHP-143	A&G	5	Cal-Viva: Standard Appeals Resolution Rate	Resolution letters are sent within 30 calendar days of receipt. Timeliness is measure from date of receipt to letter date.	Prime, ODW		▲	CA	DMHC	Compliance	= 100 %
SHP-144	A&G	5	Cal-Viva: Expedited Grievances Resolution Rate	within 3 calendar days	Prime, ODW		●	CA	DMHC	Compliance	= 100 %
SHP-145	A&G	5	Cal-Viva: Standard Grievances Resolution Rate	Resolution letters are sent within 30 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	Prime, ODW		●	CA	DMHC	Compliance	= 100 %
SHP-146	A&G	5	Cal-Viva: Appeals Acknowledgement Letters Sent Timely	Acknowledgement letters are sent within 5 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	Prime, ODW		▲	CA	DMHC	Compliance	= 100 %
SHP-147	A&G	5	Cal-Viva: Grievance Acknowledgement Letters Sent Timely	Acknowledgement letters are sent within 5 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	Prime, ODW		●	CA	DMHC	Compliance	= 100 %
DPD-152	A&G	7	Standard Appeals TAT (Part D Pharmacy- LA)	Written notice must be provided to the enrollee no later than 7 calendar days from the date the plan received the request - 100% of the time	Prime, ODW		■	LA COUNTY	CMS,DHCS	Compliance	= 100 %
DPD-153	A&G	7	Standard Appeals TAT (Part D Pharmacy- SD)	Written notice must be provided to the enrollee no later than 7 calendar days from the date the plan received the request - 100% of the time	Prime, ODW		■	SD COUNTY	CMS,DHCS	Compliance	= 100 %
DPD-154	A&G	7	Expedited Cal MediConnect - Appeals TAT (CA-LA)	Oral notice must be issued within 72 hours and if successful written notice mailed within 3 calendar days. If oral notice is unsuccessful then written notice must be mailed and received by the enrollee within the 72 hour timeframe - 100% of the time	Prime, ODW		■	LA COUNTY	CMS	Compliance	= 100 %
DPD-155	A&G	7	Expedited Cal MediConnect - Appeals TAT (CA-SD)	Oral notice must be issued within 72 hours and if successful written notice mailed within 3 calendar days. If oral notice is unsuccessful then written notice must be mailed and received by the enrollee within the 72 hour timeframe - 100% of the time	Prime, ODW		■	SD COUNTY	CMS	Compliance	= 100 %

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Universe	Sample Size	Apr-2013	May-2013	Jun-2013	Jul-2013	Aug-2013	Sep-2013	Oct-2013	Nov-2013	Dec-2013
SHP-142	A&G	5	Cal-Viva: Expedited Appeals Resolution Rate	within 3 calendar days	Null Universe	Null Universe	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	NULL UNIVERSE
SHP-143	A&G	5	Cal-Viva: Standard Appeals Resolution Rate	Resolution letters are sent within 30 calendar days of receipt. Timeliness is measure from date of receipt to letter date.	17	N/A	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
SHP-144	A&G	5	Cal-Viva: Expedited Grievances Resolution Rate	within 3 calendar days	7	N/A	87.50%	NULL UNIVERSE	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
SHP-145	A&G	5	Cal-Viva: Standard Grievances Resolution Rate	Resolution letters are sent within 30 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	37	N/A	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
SHP-146	A&G	5	Cal-Viva: Appeals Acknowledgement Letters Sent Timely	Acknowledgement letters are sent within 5 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	17	N/A	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
SHP-147	A&G	5	Cal-Viva: Grievance Acknowledgement Letters Sent Timely	Acknowledgement letters are sent within 5 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	37	N/A	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	93.75%	100.00%	96.67%
DPD-152	A&G	7	Standard Appeals TAT (Part D Pharmacy- LA)	Written notice must be provided to the enrollee no later than 7 calendar days from the date the plan received the request - 100% of the time	Null Universe	Null Universe	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV
DPD-153	A&G	7	Standard Appeals TAT (Part D Pharmacy- SD)	Written notice must be provided to the enrollee no later than 7 calendar days from the date the plan received the request - 100% of the time	Null Universe	Null Universe	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV
DPD-154	A&G	7	Expedited Cal MediConnect - Appeals TAT (CA-LA)	Oral notice must be issued within 72 hours and if successful written notice mailed within 3 calendar days. If oral notice is unsuccessful then written notice must be mailed and received by the enrollee within the 72 hour timeframe - 100% of the time	Null Universe	Null Universe	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV
DPD-155	A&G	7	Expedited Cal MediConnect - Appeals TAT (CA-SD)	Oral notice must be issued within 72 hours and if successful written notice mailed within 3 calendar days. If oral notice is unsuccessful then written notice must be mailed and received by the enrollee within the 72 hour timeframe - 100% of the time	Null Universe	Null Universe	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Jan-2014	Feb-2014	Mar-2014	Apr-2014	RED HI	YELLOW LO	YELLOW HI	GREEN LO
SHP-142	A&G	5	Cal-Viva: Expedited Appeals Resolution Rate	within 3 calendar days	100.00%	100.00%	100.00%	NULL UNIVERSE	94.99	0	0	95
SHP-143	A&G	5	Cal-Viva: Standard Appeals Resolution Rate	Resolution letters are sent within 30 calendar days of receipt. Timeliness is measure from date of receipt to letter date.	100.00%	100.00%	100.00%	94.12%	94.99	0	0	95
SHP-144	A&G	5	Cal-Viva: Expedited Grievances Resolution Rate	within 3 calendar days	75.00%	100.00%	90.00%	100.00%	94.99	0	0	95
SHP-145	A&G	5	Cal-Viva: Standard Grievances Resolution Rate	Resolution letters are sent within 30 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	100.00%	100.00%	100.00%	100.00%	94.99	0	0	95
SHP-146	A&G	5	Cal-Viva: Appeals Acknowledgement Letters Sent Timely	Acknowledgement letters are sent within 5 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	100.00%	100.00%	91.67%	94.12%	94.99	0	0	95
SHP-147	A&G	5	Cal-Viva: Grievance Acknowledgement Letters Sent Timely	Acknowledgement letters are sent within 5 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	100.00%	100.00%	100.00%	97.30%	94.99	0	0	95
DPD-152	A&G	7	Standard Appeals TAT (Part D Pharmacy- LA)	Written notice must be provided to the enrollee no later than 7 calendar days from the date the plan received the request - 100% of the time	UNDER DEV	UNDER DEV	UNDER DEV	NULL UNIVERSE	94.99	0	0	95
DPD-153	A&G	7	Standard Appeals TAT (Part D Pharmacy- SD)	Written notice must be provided to the enrollee no later than 7 calendar days from the date the plan received the request - 100% of the time	UNDER DEV	UNDER DEV	UNDER DEV	NULL UNIVERSE	94.99	0	0	95
DPD-154	A&G	7	Expedited Cal MediConnect - Appeals TAT (CA-LA)	Oral notice must be issued within 72 hours and if successful written notice mailed within 3 calendar days. If oral notice is unsuccessful then written notice must be mailed and received by the enrollee within the 72 hour timeframe - 100% of the time	UNDER DEV	UNDER DEV	UNDER DEV	NULL UNIVERSE	94.99	0	0	95
DPD-155	A&G	7	Expedited Cal MediConnect - Appeals TAT (CA-SD)	Oral notice must be issued within 72 hours and if successful written notice mailed within 3 calendar days. If oral notice is unsuccessful then written notice must be mailed and received by the enrollee within the 72 hour timeframe - 100% of the time	UNDER DEV	UNDER DEV	UNDER DEV	NULL UNIVERSE	94.99	0	0	95

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Measurement Tools	Comment	Status	Location	Regulator	Metric Type	Target
DPD-158	A&G	7	Expedited Appeals TAT (Part D Pharmacy) (LA)	Notice may be provided orally or in writing, within 72 hours, for fully favorable (overturn) decisions. For adverse (uphold), or partially adverse (partially uphold) decisions, oral notice may be issued within 72 hours, and if successful, a written notice.	Prime, ODW		■	LA COUNTY	CMS,DHCS	Compliance	= 100 %
DPD-159	A&G	7	Expedited Appeals TAT (Part D Pharmacy) (SD)	Notice may be provided orally or in writing, within 72 hours, for fully favorable (overturn) decisions. For adverse (uphold), or partially adverse (partially uphold) decisions, oral notice may be issued within 72 hours, and if successful, a written notice.	Prime, ODW		■	SD COUNTY	CMS,DHCS	Compliance	= 100 %
DPD-160	A&G	7	IRE Appeals TAT (LA)	Standard case is forwarded to IRE within 24 hours of the expiration of the applicable timeframe or when the decision is an 'Uphold' or 'Partial Uphold' - 100% of the time	Prime, ODW		■	LA COUNTY	CMS,DHCS	Compliance	= 100 %
CPD-161	A&G	2	Response to Regulator Inquiry about Claims TAT	% of responses to regulator inquiries about claims within 21 calendar days of receipt	Prime, ODW		■	OR	OID	Compliance	= 100 %
DPD-161	A&G	7	IRE Appeals TAT (SD)	Standard case is forwarded to IRE within 24 hours of the expiration of the applicable timeframe or when the decision is an 'Uphold' or 'Partial Uphold' - 100% of the time	Prime, ODW		■	SD COUNTY	CMS,DHCS	Compliance	= 100 %
CPD-162	A&G	2	Response to Inquiry from Regulator Regarding a Claim TAT	% of responses submitted to the regulator from an inquiry involving a claim within 15 business days	Prime, ODW		■	WA	OIC	Compliance	= 100 %
DPD-162	A&G	7	Appeals Acknowledgement Letters Sent Timely (LA)	Acknowledgement letters are sent within 5 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	Prime, ODW		■	LA COUNTY	CMS,DHCS	Compliance	= 100 %
DPD-163	A&G	7	Appeals Acknowledgement Letters Sent Timely (SD)	Acknowledgement letters are sent within 5 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	Prime, ODW		■	SD COUNTY	CMS,DHCS	Compliance	= 100 %
DPD-166	A&G	7	Standard Cal MediConnect - Grievances TAT (CA-LA)	Written notice must be provided to all concerned parties no later than 30 calendar days from the date the plan received the request - 100% of the time	Prime, ODW		■	LA COUNTY	CMS	Compliance	= 100 %
DPD-167	A&G	7	Standard Cal MediConnect - Grievances TAT (CA-SD)	Written notice must be provided to all concerned parties no later than 30 calendar days from the date the plan received the request - 100% of the time	Prime, ODW		■	SD COUNTY	CMS	Compliance	= 100 %

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Universe	Sample Size	Apr-2013	May-2013	Jun-2013	Jul-2013	Aug-2013	Sep-2013	Oct-2013	Nov-2013	Dec-2013
DPD-158	A&G	7	Expedited Appeals TAT (Part D Pharmacy) (LA)	Notice may be provided orally or in writing, within 72 hours, for fully favorable (overturn) decisions. For adverse (uphold), or partially adverse (partially uphold) decisions, oral notice may be issued within 72 hours, and if successful, a written notice.	Null Universe	Null Universe	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV
DPD-159	A&G	7	Expedited Appeals TAT (Part D Pharmacy) (SD)	Notice may be provided orally or in writing, within 72 hours, for fully favorable (overturn) decisions. For adverse (uphold), or partially adverse (partially uphold) decisions, oral notice may be issued within 72 hours, and if successful, a written notice.	Null Universe	Null Universe	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV
DPD-160	A&G	7	IRE Appeals TAT (LA)	Standard case is forwarded to IRE within 24 hours of the expiration of the applicable timeframe or when the decision is an 'Uphold' or 'Partial Uphold' - 100% of the time	Null Universe	Null Universe	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV
CPD-161	A&G	2	Response to Regulator Inquiry about Claims TAT	% of responses to regulator inquiries about claims within 21 calendar days of receipt	Null Universe	Null Universe	UNDER DEV	50.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
DPD-161	A&G	7	IRE Appeals TAT (SD)	Standard case is forwarded to IRE within 24 hours of the expiration of the applicable timeframe or when the decision is an 'Uphold' or 'Partial Uphold' - 100% of the time	Null Universe	Null Universe	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV
CPD-162	A&G	2	Response to Inquiry from Regulator Regarding a Claim TAT	% of responses submitted to the regulator from an inquiry involving a claim within 15 business days	Null Universe	Null Universe	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE
DPD-162	A&G	7	Appeals Acknowledgement Letters Sent Timely (LA)	Acknowledgement letters are sent within 5 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	Null Universe	Null Universe	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV
DPD-163	A&G	7	Appeals Acknowledgement Letters Sent Timely (SD)	Acknowledgement letters are sent within 5 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	Null Universe	Null Universe	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV
DPD-166	A&G	7	Standard Cal MediConnect - Grievances TAT (CA-LA)	Written notice must be provided to all concerned parties no later than 30 calendar days from the date the plan received the request - 100% of the time	Null Universe	Null Universe	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV
DPD-167	A&G	7	Standard Cal MediConnect - Grievances TAT (CA-SD)	Written notice must be provided to all concerned parties no later than 30 calendar days from the date the plan received the request - 100% of the time	1	N/A	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Jan-2014	Feb-2014	Mar-2014	Apr-2014	RED HI	YELLOW LO	YELLOW HI	GREEN LO
DPD-158	A&G	7	Expedited Appeals TAT (Part D Pharmacy) (LA)	Notice may be provided orally or in writing, within 72 hours, for fully favorable (overturn) decisions. For adverse (uphold), or partially adverse (partially uphold) decisions, oral notice may be issued within 72 hours, and if successful, a written notice.	UNDER DEV	UNDER DEV	UNDER DEV	NULL UNIVERS E	94.99	0	0	95
DPD-159	A&G	7	Expedited Appeals TAT (Part D Pharmacy) (SD)	Notice may be provided orally or in writing, within 72 hours, for fully favorable (overturn) decisions. For adverse (uphold), or partially adverse (partially uphold) decisions, oral notice may be issued within 72 hours, and if successful, a written notice.	UNDER DEV	UNDER DEV	UNDER DEV	NULL UNIVERS E	94.99	0	0	95
DPD-160	A&G	7	IRE Appeals TAT (LA)	Standard case is forwarded to IRE within 24 hours of the expiration of the applicable timeframe or when the decision is an 'Uphold' or 'Partial Uphold' - 100% of the time	UNDER DEV	UNDER DEV	UNDER DEV	NULL UNIVERS E	94.99	0	0	95
CPD-161	A&G	2	Response to Regulator Inquiry about Claims TAT	% of responses to regulator inquiries about claims within 21 calendar days of receipt	100.00%	100.00%	NULL UNIVERSE	NULL UNIVERS E	94.99	0	0	95
DPD-161	A&G	7	IRE Appeals TAT (SD)	Standard case is forwarded to IRE within 24 hours of the expiration of the applicable timeframe or when the decision is an 'Uphold' or 'Partial Uphold' - 100% of the time	UNDER DEV	UNDER DEV	UNDER DEV	NULL UNIVERS E	94.99	0	0	95
CPD-162	A&G	2	Response to Inquiry from Regulator Regarding a Claim TAT	% of responses submitted to the regulator from an inquiry involving a claim within 15 business days	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERS E	94.99	0	0	95
DPD-162	A&G	7	Appeals Acknowledgement Letters Sent Timely (LA)	Acknowledgement letters are sent within 5 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	UNDER DEV	UNDER DEV	UNDER DEV	NULL UNIVERS E	94.99	0	0	95
DPD-163	A&G	7	Appeals Acknowledgement Letters Sent Timely (SD)	Acknowledgement letters are sent within 5 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	UNDER DEV	UNDER DEV	UNDER DEV	NULL UNIVERS E	94.99	0	0	95
DPD-166	A&G	7	Standard Cal MediConnect - Grievances TAT (CA-LA)	Written notice must be provided to all concerned parties no later than 30 calendar days from the date the plan received the request - 100% of the time	UNDER DEV	UNDER DEV	UNDER DEV	NULL UNIVERS E	94.99	0	0	95
DPD-167	A&G	7	Standard Cal MediConnect - Grievances TAT (CA-SD)	Written notice must be provided to all concerned parties no later than 30 calendar days from the date the plan received the request - 100% of the time	UNDER DEV	UNDER DEV	UNDER DEV	100.00%	94.99	0	0	95

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Measurement Tools	Comment	Status	Location	Regulator	Metric Type	Target
DPD-170	A&G	7	Standard Part D - Grievances TAT (CA-LA)	Written notice must be provided to all concerned parties, as expeditiously as the enrollee's health condition requires, but no later than 30 calendar days from the date the plan received the request - 100% of the time	Prime, ODW		■	LA COUNTY	CMS	Compliance	= 100 %
DPD-171	A&G	7	Standard Part D - Grievances TAT (CA-SD)	Written notice must be provided to all concerned parties, as expeditiously as the enrollee's health condition requires, but no later than 30 calendar days from the date the plan received the request - 100% of the time	Prime, ODW		■	SD COUNTY	CMS	Compliance	= 100 %
DPD-172	A&G	7	Expedited Cal MediConnect - Grievances TAT (CA-LA)	Notification either orally or written, when mandated within 24 hours of receipt. 100% of the time	Prime, ODW		■	LA COUNTY	CMS	Compliance	= 100 %
DPD-173	A&G	7	Expedited Cal MediConnect - Grievances TAT (CA-SD)	Notification either orally or written, when mandated within 24 hours of receipt. 100% of the time	Prime, ODW		■	SD COUNTY	CMS	Compliance	= 100 %
DPD-176	A&G	7	Expedited Grievances TAT (Part D Pharmacy) (LA)	Notification either orally or written, when mandated within 24 hours of receipt. 100% of the time	Prime, ODW		■	LA COUNTY	CMS,DHCS	Compliance	= 100 %
DPD-177	A&G	7	Expedited Grievances TAT (Part D Pharmacy) (SD)	Notification either orally or written, when mandated within 24 hours of receipt. 100% of the time	Prime, ODW		■	SD COUNTY	CMS,DHCS	Compliance	= 100 %
DPD-186	A&G	7	Grievance Acknowledgement Letters Sent Timely (LA)	Acknowledgement letters are sent within 5 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	Prime, ODW		■	LA COUNTY	CMS,DHCS	Compliance	= 100 %
DPD-187	A&G	7	Grievance Acknowledgement Letters Sent Timely (SD)	Acknowledgement letters are sent within 5 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	Prime, ODW		●	SD COUNTY	CMS,DHCS	Compliance	= 100 %
SHP-266	A&G	5	Medi-Cal SPD: Expedited Appeals Resolution Rate	within 3 calendar days	Prime, ODW		♦	CA	DMHC	Compliance	= 100 %
SHP-267	A&G	5	Medi-Cal SPD: Standard Appeals Resolution Rate	Resolution letters are sent within 30 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	Prime, ODW		●	CA	DMHC	Compliance	= 100 %
SHP-268	A&G	5	Medi-Cal SPD: Expedited Grievances Resolution Rate	within 3 calendar days	Prime, ODW		●	CA	DMHC	Compliance	= 100 %
SHP-269	A&G	5	Medi-Cal SPD: Standard Grievances Resolution Rate	Resolution letters are sent within 30 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	Prime, ODW		●	CA	DMHC	Compliance	= 100 %

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Universe	Sample Size	Apr-2013	May-2013	Jun-2013	Jul-2013	Aug-2013	Sep-2013	Oct-2013	Nov-2013	Dec-2013
DPD-170	A&G	7	Standard Part D - Grievances TAT (CA-LA)	Written notice must be provided to all concerned parties, as expeditiously as the enrollee's health condition requires, but no later than 30 calendar days from the date the plan received the request - 100% of the time	Null Universe	Null Universe	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV
DPD-171	A&G	7	Standard Part D - Grievances TAT (CA-SD)	Written notice must be provided to all concerned parties, as expeditiously as the enrollee's health condition requires, but no later than 30 calendar days from the date the plan received the request - 100% of the time	Null Universe	Null Universe	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV
DPD-172	A&G	7	Expedited Cal MediConnect - Grievances TAT (CA-LA)	Notification either orally or written, when mandated within 24 hours of receipt. 100% of the time	Null Universe	Null Universe	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV
DPD-173	A&G	7	Expedited Cal MediConnect - Grievances TAT (CA-SD)	Notification either orally or written, when mandated within 24 hours of receipt. 100% of the time	Null Universe	Null Universe	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV
DPD-176	A&G	7	Expedited Grievances TAT (Part D Pharmacy) (LA)	Notification either orally or written, when mandated within 24 hours of receipt. 100% of the time	Null Universe	Null Universe	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV
DPD-177	A&G	7	Expedited Grievances TAT (Part D Pharmacy) (SD)	Notification either orally or written, when mandated within 24 hours of receipt. 100% of the time	Null Universe	Null Universe	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV
DPD-186	A&G	7	Grievance Acknowledgement Letters Sent Timely (LA)	Acknowledgement letters are sent within 5 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	Null Universe	Null Universe	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV
DPD-187	A&G	7	Grievance Acknowledgement Letters Sent Timely (SD)	Acknowledgement letters are sent within 5 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	1	N/A	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV
SHP-266	A&G	5	Medi-Cal SPD: Expedited Appeals Resolution Rate	within 3 calendar days	11	N/A	NULL UNIVERSE	NULL UNIVERSE	100.00%	87.50%	100.00%	100.00%	100.00%	100.00%	100.00%
SHP-267	A&G	5	Medi-Cal SPD: Standard Appeals Resolution Rate	Resolution letters are sent within 30 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	37	N/A	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	95.45%
SHP-268	A&G	5	Medi-Cal SPD: Expedited Grievances Resolution Rate	within 3 calendar days	38	N/A	NULL UNIVERSE	NULL UNIVERSE	100.00%	100.00%	100.00%	100.00%	90.00%	84.62%	100.00%
SHP-269	A&G	5	Medi-Cal SPD: Standard Grievances Resolution Rate	Resolution letters are sent within 30 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	118	N/A	100.00%	100.00%	100.00%	100.00%	98.96%	100.00%	100.00%	100.00%	100.00%

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Jan-2014	Feb-2014	Mar-2014	Apr-2014	RED HI	YELLOW LO	YELLOW HI	GREEN LO
DPD-170	A&G	7	Standard Part D - Grievances TAT (CA-LA)	Written notice must be provided to all concerned parties, as expeditiously as the enrollee's health condition requires, but no later than 30 calendar days from the date the plan received the request - 100% of the time	UNDER DEV	UNDER DEV	UNDER DEV	NULL UNIVERSE	94.99	0	0	95
DPD-171	A&G	7	Standard Part D - Grievances TAT (CA-SD)	Written notice must be provided to all concerned parties, as expeditiously as the enrollee's health condition requires, but no later than 30 calendar days from the date the plan received the request - 100% of the time	UNDER DEV	UNDER DEV	UNDER DEV	NULL UNIVERSE	94.99	0	0	95
DPD-172	A&G	7	Expedited Cal MediConnect - Grievances TAT (CA-LA)	Notification either orally or written, when mandated within 24 hours of receipt. 100% of the time	UNDER DEV	UNDER DEV	UNDER DEV	NULL UNIVERSE	94.99	0	0	95
DPD-173	A&G	7	Expedited Cal MediConnect - Grievances TAT (CA-SD)	Notification either orally or written, when mandated within 24 hours of receipt. 100% of the time	UNDER DEV	UNDER DEV	UNDER DEV	NULL UNIVERSE	94.99	0	0	95
DPD-176	A&G	7	Expedited Grievances TAT (Part D Pharmacy) (LA)	Notification either orally or written, when mandated within 24 hours of receipt. 100% of the time	UNDER DEV	UNDER DEV	UNDER DEV	NULL UNIVERSE	94.99	0	0	95
DPD-177	A&G	7	Expedited Grievances TAT (Part D Pharmacy) (SD)	Notification either orally or written, when mandated within 24 hours of receipt. 100% of the time	UNDER DEV	UNDER DEV	UNDER DEV	NULL UNIVERSE	94.99	0	0	95
DPD-186	A&G	7	Grievance Acknowledgement Letters Sent Timely (LA)	Acknowledgement letters are sent within 5 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	UNDER DEV	UNDER DEV	UNDER DEV	NULL UNIVERSE	94.99	0	0	95
DPD-187	A&G	7	Grievance Acknowledgement Letters Sent Timely (SD)	Acknowledgement letters are sent within 5 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	UNDER DEV	UNDER DEV	UNDER DEV	100.00%	94.99	0	0	95
SHP-266	A&G	5	Medi-Cal SPD: Expedited Appeals Resolution Rate	within 3 calendar days	100.00%	100.00%	100.00%	81.82%	94.99	0	0	95
SHP-267	A&G	5	Medi-Cal SPD: Standard Appeals Resolution Rate	Resolution letters are sent within 30 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	100.00%	100.00%	100.00%	97.30%	94.99	0	0	95
SHP-268	A&G	5	Medi-Cal SPD: Expedited Grievances Resolution Rate	within 3 calendar days	100.00%	95.24%	96.43%	100.00%	94.99	0	0	95
SHP-269	A&G	5	Medi-Cal SPD: Standard Grievances Resolution Rate	Resolution letters are sent within 30 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	98.57%	100.00%	100.00%	100.00%	94.99	0	0	95

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Measurement Tools	Comment	Status	Location	Regulator	Metric Type	Target
SHP-270	A&G	5	Medi-Cal SPD: Appeals Acknowledgement Letters Sent Timely	Acknowledgement letters are sent within 5 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	Prime, ODW		●	CA	DMHC	Compliance	= 100 %
SHP-271	A&G	5	Medi-Cal SPD: Grievance Acknowledgement Letters Sent Timely	Acknowledgement letters are sent within 5 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	Prime, ODW		●	CA	DMHC	Compliance	= 100 %
SHP-272	A&G	5	Cal-Viva SPD: Expedited Appeals Resolution Rate	within 3 calendar days	Prime, ODW		■	CA	DMHC	Compliance	= 100 %
SHP-273	A&G	5	Cal-Viva SPD: Standard Appeals Resolution Rate	Resolution letters are sent within 30 calendar days of receipt. Timeliness is measure from date of receipt to letter date.	Prime, ODW		♦	CA	DMHC	Compliance	= 100 %
SHP-274	A&G	5	Cal-Viva SPD: Expedited Grievances Resolution Rate	within 3 calendar days	Prime, ODW		●	CA	DMHC	Compliance	= 100 %
SHP-275	A&G	5	Cal-Viva SPD: Standard Grievances Resolution Rate	Resolution letters are sent within 30 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	Prime, ODW		●	CA	DMHC	Compliance	= 100 %
SHP-276	A&G	5	Cal-Viva SPD: Appeals Acknowledgement Letters Sent Timely	Acknowledgement letters are sent within 5 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	Prime, ODW		♦	CA	DMHC	Compliance	= 100 %
SHP-277	A&G	5	Cal-Viva SPD: Grievance Acknowledgement Letters Sent Timely	Acknowledgement letters are sent within 5 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	Prime, ODW		▲	CA	DMHC	Compliance	= 100 %
SHP-382	A&G	6	Member Appeal Acknowledgment Letter TAT (Standard)	Contractor shall acknowledge receipt of standard appeals in writing within 5 business days of receipt	SHP database (current), Prime (future), ODW		●	AZ	AHCCCS	Compliance	= 100 %
SHP-383	A&G	6	Member Appeal Acknowledgment Letter TAT (Expedited)	Contractor shall acknowledge receipt of expedited appeals with 1 business day of receipt.	SHP database (current), Prime (future), ODW		●	AZ	AHCCCS	Compliance	= 100 %
SHP-384	A&G	6	Member Appeal TAT (Expedited Denial Notice)	If the Contractor denies a request for expedited resolution, it must transfer the appeal to the 30-day timeframe for a standard appeal. The Contractor must make reasonable efforts to give the enrollee prompt oral notice and follow-up within 2 days with a written notice of the denial of expedited resolution.	SHP database (current), Prime (future), ODW		■	AZ	AHCCCS	Compliance	= 100 %
SHP-385	A&G	6	Member Appeal Resolution TAT (Standard)	Contractor shall resolve standard appeals no later than 30 days from the date of receipt of the appeal unless an extension is in effect.	SHP database (current), Prime (future), ODW		●	AZ	AHCCCS	Compliance	= 100 %

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Universe	Sample Size	Apr-2013	May-2013	Jun-2013	Jul-2013	Aug-2013	Sep-2013	Oct-2013	Nov-2013	Dec-2013
SHP-270	A&G	5	Medi-Cal SPD: Appeals Acknowledgement Letters Sent Timely	Acknowledgement letters are sent within 5 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	37	N/A	96.97%	100.00%	100.00%	96.30%	100.00%	100.00%	100.00%	100.00%	95.45%
SHP-271	A&G	5	Medi-Cal SPD: Grievance Acknowledgement Letters Sent Timely	Acknowledgement letters are sent within 5 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	118	N/A	100.00%	100.00%	100.00%	100.00%	98.96%	100.00%	100.00%	100.00%	96.47%
SHP-272	A&G	5	Cal-Viva SPD: Expedited Appeals Resolution Rate	within 3 calendar days	Null Universe	Null Universe	NULL UNIVERSE	NULL UNIVERSE	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	NULL UNIVERSE
SHP-273	A&G	5	Cal-Viva SPD: Standard Appeals Resolution Rate	Resolution letters are sent within 30 calendar days of receipt. Timeliness is measure from date of receipt to letter date.	6	N/A	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
SHP-274	A&G	5	Cal-Viva SPD: Expedited Grievances Resolution Rate	within 3 calendar days	3	N/A	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	100.00%	100.00%	100.00%	100.00%	100.00%
SHP-275	A&G	5	Cal-Viva SPD: Standard Grievances Resolution Rate	Resolution letters are sent within 30 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	13	N/A	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
SHP-276	A&G	5	Cal-Viva SPD: Appeals Acknowledgement Letters Sent Timely	Acknowledgement letters are sent within 5 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	6	N/A	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
SHP-277	A&G	5	Cal-Viva SPD: Grievance Acknowledgement Letters Sent Timely	Acknowledgement letters are sent within 5 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	13	N/A	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	84.62%	100.00%	100.00%
SHP-382	A&G	6	Member Appeal Acknowledgment Letter TAT (Standard)	Contractor shall acknowledge receipt of standard appeals in writing within 5 business days of receipt	4	N/A	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	100.00%	100.00%	100.00%
SHP-383	A&G	6	Member Appeal Acknowledgment Letter TAT (Expedited)	Contractor shall acknowledge receipt of expedited appeals with 1 business day of receipt.	1	N/A	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE
SHP-384	A&G	6	Member Appeal TAT (Expedited Denial Notice)	If the Contractor denies a request for expedited resolution, it must transfer the appeal to the 30-day timeframe for a standard appeal. The Contractor must make reasonable efforts to give the enrollee prompt oral notice and follow-up within 2 days with a written notice of the denial of expedited resolution.	Null Universe	Null Universe	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE
SHP-385	A&G	6	Member Appeal Resolution TAT (Standard)	Contractor shall resolve standard appeals no later than 30 days from the date of receipt of the appeal unless an extension is in effect.	4	N/A	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Jan-2014	Feb-2014	Mar-2014	Apr-2014	RED HI	YELLOW LO	YELLOW HI	GREEN LO
SHP-270	A&G	5	Medi-Cal SPD: Appeals Acknowledgement Letters Sent Timely	Acknowledgement letters are sent within 5 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	100.00%	100.00%	100.00%	100.00%	94.99	0	0	95
SHP-271	A&G	5	Medi-Cal SPD: Grievance Acknowledgement Letters Sent Timely	Acknowledgement letters are sent within 5 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	98.57%	98.88%	97.22%	100.00%	94.99	0	0	95
SHP-272	A&G	5	Cal-Viva SPD: Expedited Appeals Resolution Rate	within 3 calendar days	100.00%	100.00%	100.00%	NULL UNIVERS E	94.99	0	0	95
SHP-273	A&G	5	Cal-Viva SPD: Standard Appeals Resolution Rate	Resolution letters are sent within 30 calendar days of receipt. Timeliness is measure from date of receipt to letter date.	100.00%	100.00%	100.00%	83.33%	94.99	0	0	95
SHP-274	A&G	5	Cal-Viva SPD: Expedited Grievances Resolution Rate	within 3 calendar days	100.00%	100.00%	100.00%	100.00%	94.99	0	0	95
SHP-275	A&G	5	Cal-Viva SPD: Standard Grievances Resolution Rate	Resolution letters are sent within 30 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	100.00%	100.00%	100.00%	100.00%	94.99	0	0	95
SHP-276	A&G	5	Cal-Viva SPD: Appeals Acknowledgement Letters Sent Timely	Acknowledgement letters are sent within 5 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	100.00%	100.00%	80.00%	83.33%	94.99	0	0	95
SHP-277	A&G	5	Cal-Viva SPD: Grievance Acknowledgement Letters Sent Timely	Acknowledgement letters are sent within 5 calendar days of receipt. Timeliness is measured from date of receipt to letter date.	100.00%	100.00%	100.00%	92.31%	94.99	0	0	95
SHP-382	A&G	6	Member Appeal Acknowledgment Letter TAT (Standard)	Contractor shall acknowledge receipt of standard appeals in writing within 5 business days of receipt	100.00%	100.00%	NULL UNIVERSE	100.00%	94.99	95	96.99	97
SHP-383	A&G	6	Member Appeal Acknowledgment Letter TAT (Expedited)	Contractor shall acknowledge receipt of expedited appeals with 1 business day of receipt.	NULL UNIVERSE	NULL UNIVERSE	100.00%	100.00%	94.99	95	96.99	97
SHP-384	A&G	6	Member Appeal TAT (Expedited Denial Notice)	If the Contractor denies a request for expedited resolution, it must transfer the appeal to the 30-day timeframe for a standard appeal. The Contractor must make reasonable efforts to give the enrollee prompt oral notice and follow-up within 2 days with a written notice of the denial of expedited resolution.	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERS E	94.99	95	96.99	97
SHP-385	A&G	6	Member Appeal Resolution TAT (Standard)	Contractor shall resolve standard appeals no later than 30 days from the date of receipt of the appeal unless an extension is in effect.	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	100.00%	94.99	95	96.99	97

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Measurement Tools	Comment	Status	Location	Regulator	Metric Type	Target
SHP-386	A&G	6	Member Appeal Resolution TAT (Expedited)	Contractor shall resolve all expedited appeals no later than 3 business days from the date the Contractor receives the appeal unless an extension is in effect.	SHP database (current), Prime (future), ODW		●	AZ	AHCCCS	Compliance	= 100 %
SHP-387	A&G	6	Member Grievance Resolution TAT	Contractor must resolve each grievance within 10 business days of receipt. No grievances shall exceed 90 days for resolution	SHP database (current), Prime (future), ODW		●	AZ	AHCCCS	Compliance	= 100 %
SHP-388	A&G	6	Member State Fair Hearing TAT	Request for State Fair Hearings are forwarded within 5 days of receipt	SHP database (current), Prime (future), ODW		■	AZ	AHCCCS	Compliance	= 100 %
CPD-685	A&G	1	PPO/EPO Appeals Notification TAT	% of non-expedited appeals with letters sent within 15 calendar days of receipt if appeal not resolved at that time (to include known facts regarding the specific case)	Macess/Magic (current), Prime (future), ODW		▲	CA	CDI	Compliance	= 100 %

Customer Call Center Metrics

Metric Data as of Apr-2014

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Measurement Tools	Comment	Status	Location	Regulator	Metric Type	Target
SHP-130	CC	5	Customer Call Center Abandonment Rate (Medi-Cal)	Call abandonment rate of less than or equal to 5%. (Medi-cal without CalViva).	Aspect ACD, database		●	CA	DMHC	Compliance	<= 5 %
SHP-131	CC	5	Customer Call Center Abandonment Rate (CalViva)	Call abandonment rate of less than or equal to 5%.	Aspect ACD, database		●	CA	DMHC	Compliance	<= 5 %
SHP-133	CC	5	Customer Call Center Service Level Rate (Medi-Cal)	Service level greater than or equal to 80% of phone calls answered by a recorded voice within 30 seconds. (Medi-cal without CalViva)	Aspect ACD, database			CA	DMHC	Compliance	>= 80 %
SHP-134	CC	5	Customer Call Center Service Level Rate (CalViva)	Service level greater than or equal to 80% of phone calls answered by a recorded voice within 30 seconds.	Aspect ACD, database		●	CA	DMHC	Compliance	>= 80 %
DPD-138	CC	7	Abandonment Trend (LA)	Ratio of calls abandoned to calls offered	Aspect ACD, database		■	LA COUNTY	CMS, DHCS	Compliance	<= 5 %
DPD-139	CC	7	Abandonment Trend (SD)	Ratio of calls abandoned to calls offered	Aspect ACD, database		●	SD COUNTY	CMS, DHCS	Compliance	<= 5 %
DPD-140	CC	7	Service Level Trend (LA)	Percentage of calls answered in 30 seconds or less	Aspect ACD, database		■	LA COUNTY	CMS, DHCS	Compliance	= 80 %
DPD-141	CC	7	Service Level Trend (SD)	Percentage of calls answered in 30 seconds or less	Aspect ACD, database		●	SD COUNTY	CMS, DHCS	Compliance	= 80 %
DPD-142	CC	7	Wait to Speak to Live Rep (LA)	Hold time <2 mins (average)	Aspect ACD, database		■	LA COUNTY	CMS, DHCS	Compliance	>= 95 %
DPD-143	CC	7	Wait to Speak to Live Rep (SD)	Hold time <2 mins (average)	Aspect ACD, database		■	SD COUNTY	CMS, DHCS	Compliance	>= 95 %
SHP-163	CC	5	CalViva Medi-Cal Call Center Wait to Speak to Live Rep	non recorded voice within 10 mins	Aspect ACD, database		■	CA	DHCS	Compliance	>= 95 %
CPD-167	CC	1	HMO/POS Speed to Answer Calls	% of calls answered within 10 minutes	Aspect ACD, database		■	CA	DMHC	Compliance	= 100 %

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Universe	Sample Size	Apr-2013	May-2013	Jun-2013	Jul-2013	Aug-2013	Sep-2013	Oct-2013	Nov-2013	Dec-2013
SHP-386	A&G	6	Member Appeal Resolution TAT (Expedited)	Contractor shall resolve all expedited appeals no later than 3 business days from the date the Contractor receives the appeal unless an extension is in effect.	1	N/A	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE
SHP-387	A&G	6	Member Grievance Resolution TAT	Contractor must resolve each grievance within 10 business days of receipt. No grievances shall exceed 90 days for resolution	14	N/A	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	100.00%	100.00%	100.00%
SHP-388	A&G	6	Member State Fair Hearing TAT	Request for State Fair Hearings are forwarded within 5 days of receipt	Null Universe	Null Universe	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE
CPD-685	A&G	1	PPO/EPO Appeals Notification TAT	% of non-expedited appeals with letters sent within 15 calendar days of receipt if appeal not resolved at that time (to include known facts regarding the specific case)	103	N/A	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	98.76%	99.14%	97.50%

Customer Call Center Metrics

Metric Data as of Apr-2014

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Universe	Sample Size	Apr-2013	May-2013	Jun-2013	Jul-2013	Aug-2013	Sep-2013	Oct-2013	Nov-2013	Dec-2013
SHP-130	CC	5	Customer Call Center Abandonment Rate (Medi-Cal)	Call abandonment rate of less than or equal to 5%. (Medi-cal without CalViva).	75220	N/A	3.11%	3.14%	2.39%	2.52%	4.00%	2.99%	3.60%	NULL UNIVERSE	11.89%
SHP-131	CC	5	Customer Call Center Abandonment Rate (CalViva)	Call abandonment rate of less than or equal to 5%.	8857	N/A	4.09%	4.43%	4.33%	4.38%	4.96%	3.67%	5.34%	NULL UNIVERSE	3.48%
SHP-133	CC	5	Customer Call Center Service Level Rate (Medi-Cal)	Service level greater than or equal to 80% of phone calls answered by a recorded voice within 30 seconds. (Medi-cal without CalViva)	75220	N/A	85.49%	84.23%	88.36%	87.15%	79.23%	80.75%	80.36%	NULL UNIVERSE	70.63%
SHP-134	CC	5	Customer Call Center Service Level Rate (CalViva)	Service level greater than or equal to 80% of phone calls answered by a recorded voice within 30 seconds.	8857	N/A	92.07%	92.48%	92.61%	90.52%	89.54%	93.96%	87.57%	NULL UNIVERSE	85.69%
DPD-138	CC	7	Abandonment Trend (LA)	Ratio of calls abandoned to calls offered	Null Universe	Null Universe	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV
DPD-139	CC	7	Abandonment Trend (SD)	Ratio of calls abandoned to calls offered	443	N/A	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV
DPD-140	CC	7	Service Level Trend (LA)	Percentage of calls answered in 30 seconds or less	Null Universe	Null Universe	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV
DPD-141	CC	7	Service Level Trend (SD)	Percentage of calls answered in 30 seconds or less	443	N/A	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV
DPD-142	CC	7	Wait to Speak to Live Rep (LA)	Hold time <2 mins (average)	Null Universe	Null Universe	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV
DPD-143	CC	7	Wait to Speak to Live Rep (SD)	Hold time <2 mins (average)	N/A	N/A	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV
SHP-163	CC	5	CalViva Medi-Cal Call Center Wait to Speak to Live Rep	non recorded voice within 10 mins	Null Universe	Null Universe	99.57%	99.47%	99.92%	99.00%	98.14%	97.97%	97.02%	NULL UNIVERSE	NULL UNIVERSE
CPD-167	CC	1	HMO/POS Speed to Answer Calls	% of calls answered within 10 minutes	Null Universe	Null Universe	96.52%	97.41%	93.83%	94.99%	97.09%	98.12%	94.48%	95.65%	90.48%

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Jan-2014	Feb-2014	Mar-2014	Apr-2014	RED HI	YELLOW LO	YELLOW HI	GREEN LO
SHP-386	A&G	6	Member Appeal Resolution TAT (Expedited)	Contractor shall resolve all expedited appeals no later than 3 business days from the date the Contractor receives the appeal unless an extension is in effect.	NULL UNIVERSE	NULL UNIVERSE	100.00%	100.00%	94.99	95	96.99	97
SHP-387	A&G	6	Member Grievance Resolution TAT	Contractor must resolve each grievance within 10 business days of receipt. No grievances shall exceed 90 days for resolution	100.00%	100.00%	100.00%	100.00%	94.99	95	96.99	97
SHP-388	A&G	6	Member State Fair Hearing TAT	Request for State Fair Hearings are forwarded within 5 days of receipt	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERS E	94.99	95	96.99	97
CPD-685	A&G	1	PPO/EPO Appeals Notification TAT	% of non-expedited appeals with letters sent within 15 calendar days of receipt if appeal not resolved at that time (to include known facts regarding the specific case)	89.29%	89.19%	89.61%	93.20%	94.99	0	0	95

Customer Call Center Metrics

Metric Data as of Apr-2014

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Jan-2014	Feb-2014	Mar-2014	Apr-2014	RED HI	YELLOW LO	YELLOW HI	GREEN LO
SHP-130	CC	5	Customer Call Center Abandonment Rate (Medi-Cal)	Call abandonment rate of less than or equal to 5% (Medi-cal without CalViva).	14.50%	8.95%	10.03%	3.82%	4.99	0	0	5
SHP-131	CC	5	Customer Call Center Abandonment Rate (CalViva)	Call abandonment rate of less than or equal to 5%.	2.26%	1.52%	1.77%	0.89%	4.99	0	0	5
SHP-133	CC	5	Customer Call Center Service Level Rate (Medi-Cal)	Service level greater than or equal to 80% of phone calls answered by a recorded voice within 30 seconds. (Medi-cal without CalViva)	63.86%	63.62%	51.33%	75.44%	79.99	0	0	80
SHP-134	CC	5	Customer Call Center Service Level Rate (CalViva)	Service level greater than or equal to 80% of phone calls answered by a recorded voice within 30 seconds.	87.89%	90.77%	88.18%	93.03%	79.99	0	0	80
DPD-138	CC	7	Abandonment Trend (LA)	Ratio of calls abandoned to calls offered	UNDER DEV	UNDER DEV	UNDER DEV	NULL UNIVERSE	5.1	0	0	5
DPD-139	CC	7	Abandonment Trend (SD)	Ratio of calls abandoned to calls offered	UNDER DEV	UNDER DEV	UNDER DEV	1.35%	5.1	0	0	5
DPD-140	CC	7	Service Level Trend (LA)	Percentage of calls answered in 30 seconds or less	UNDER DEV	UNDER DEV	UNDER DEV	NULL UNIVERSE	79.99	0	0	80
DPD-141	CC	7	Service Level Trend (SD)	Percentage of calls answered in 30 seconds or less	UNDER DEV	UNDER DEV	UNDER DEV	87.13%	79.99	0	0	80
DPD-142	CC	7	Wait to Speak to Live Rep (LA)	Hold time <2 mins (average)	UNDER DEV	UNDER DEV	UNDER DEV	NULL UNIVERSE	94.99	0	0	95
DPD-143	CC	7	Wait to Speak to Live Rep (SD)	Hold time <2 mins (average)	UNDER DEV	UNDER DEV	UNDER DEV	N/A	94.99	0	0	95
SHP-163	CC	5	CalViva Medi-Cal Call Center Wait to Speak to Live Rep	non recorded voice within 10 mins	84.83%	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	94.99	0	0	95
CPD-167	CC	1	HMO/POS Speed to Answer Calls	% of calls answered within 10 minutes	91.62%	89.60%	NULL UNIVERSE	NULL UNIVERSE	94.99	0	0	95

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Measurement Tools	Comment	Status	Location	Regulator	Metric Type	Target
SHP-223	CC	5	Medi-Cal Call Center Wait to Speak to Live Rep	Non recorded voice within 10 mins	Aspect ACD, database		■	CA	DHCS	Compliance	>= 95 %
MPD-230	CC	4	Abandonment Trend - Medicare CA Member	Ratio of calls abandoned to calls offered	Aspect ACD, database		●	CA	CMS	Compliance	<= 5 %
MPD-231	CC	4	Abandonment Trend - Medicare OR Member	Ratio of calls abandoned to calls offered	Aspect ACD, database		●	OR	CMS	Compliance	<= 5 %
MPD-233	CC	4	Abandonment Trend - Medicare AZ Member	Ratio of calls abandoned to calls offered	Aspect ACD, database		●	AZ	CMS	Compliance	<= 5 %
MPD-239	CC	4	Service Level Trend - Medicare CA Member	Percentage of calls answered in 30 seconds or less	Aspect ACD, database		●	CA	CMS	Compliance	= 80 %
MPD-240	CC	4	Service Level Trend - Medicare OR Member	Percentage of calls answered in 30 seconds or less	Aspect ACD, database		●	OR	CMS	Compliance	= 80 %
MPD-242	CC	4	Service Level Trend - Medicare AZ Member	Percentage of calls answered in 30 seconds or less	Aspect ACD, database		♦	AZ	CMS	Compliance	= 80 %
SHP-369	CC	6	Provider Claims Dispute - Acknowledgment Letter TAT	Claim disputes are acknowledged in writing and within 5 business days of receipt.	NOTE- This metric is transitioning under the Claims tower. Removing from CCC tower.		●	AZ	AHCCCS	Compliance	= 100 %
SHP-370	CC	6	Provider Claims Dispute - Resolution TAT	Contractor's Notice of Decision shall be mailed to all parties no later than 30 days after the provider files a claim dispute with the Contractor.	NOTE- This metric is transitioning under the Claims tower. Removing from CCC tower.		●	AZ	AHCCCS	Compliance	= 100 %
SHP-371	CC	6	Provider Claims Disputes - Overturned (Adjustments) TAT	If the claim dispute is overturned, in full or in part, the Contractor shall reprocess and pay the claim(s) in a manner consistent with the decision within 15 business days of the date of the Decision.	NOTE- This metric is transitioning under the Claims tower. Removing from CCC tower.		●	AZ	AHCCCS	Compliance	= 100 %
SHP-372	CC	6	Provider Claims Disputes - Request for State Fair Hearing TAT	Contractor must ensure that all supporting documentation is received by the AHCCCS Office of Administrative Legal Services (OALS), no later than 5 business days from the date the Contractor receives the provider's written hearing request.	NOTE- This metric is transitioning under the Claims tower. Removing from CCC tower.		■	AZ	AHCCCS	Compliance	= 100 %
SHP-389	CC	6	Customer Call Center - Average Speed of Answer (ASOA)	The ASOA must be 45 seconds or less.	Aspect ACD, database		●	AZ	AHCCCS	Compliance	< = 45 Seconds
SHP-390	CC	6	Customer Call Center - Monthly Average Abandnment Rate (MAAR)	The MAAR must be 5% or less. This is determined by the number of calls abandoned in a 24-hour period, divided by the total number of calls received in the same 24-hour period, summed for each day of the month and then divided by the number of days in the monthly reporting period.	Aspect ACD, database		●	AZ	AHCCCS	Compliance	< = 5 %
SHP-391	CC	6	Customer Call Center - Monthly First Contact Call Resolution Rate (MFCCCR)	The MFCCR must be 70 % or better. This is the sum of the Daily FCCRs divided by the number of days in the reporting period.	Macess, Omni, ODW		●	AZ	AHCCCS	Compliance	> = 70 %

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Universe	Sample Size	Apr-2013	May-2013	Jun-2013	Jul-2013	Aug-2013	Sep-2013	Oct-2013	Nov-2013	Dec-2013
SHP-223	CC	5	Medi-Cal Call Center Wait to Speak to Live Rep	Non recorded voice within 10 mins	Null Universe	Null Universe	98.35%	98.45%	98.52%	98.14%	96.42%	96.08%	93.84%	NULL UNIVERSE	NULL UNIVERSE
MPD-230	CC	4	Abandonment Trend - Medicare CA Member	Ratio of calls abandoned to calls offered	34479	N/A	1.45%	1.09%	1.72%	2.34%	2.63%	4.81%	18.53%	6.72%	8.52%
MPD-231	CC	4	Abandonment Trend - Medicare OR Member	Ratio of calls abandoned to calls offered	11013	N/A	1.74%	2.83%	2.13%	4.65%	4.08%	2.82%	5.74%	4.51%	10.79%
MPD-233	CC	4	Abandonment Trend - Medicare AZ Member	Ratio of calls abandoned to calls offered	14020	N/A	2.81%	2.99%	3.14%	3.80%	3.61%	3.04%	6.44%	6.70%	7.65%
MPD-239	CC	4	Service Level Trend - Medicare CA Member	Percentage of calls answered in 30 seconds or less	34479	N/A	82.12%	84.06%	83.56%	81.51%	81.68%	73.66%	31.67%	68.22%	68.89%
MPD-240	CC	4	Service Level Trend - Medicare OR Member	Percentage of calls answered in 30 seconds or less	11013	N/A	86.94%	88.62%	84.02%	78.24%	85.63%	79.43%	66.67%	75.12%	62.51%
MPD-242	CC	4	Service Level Trend - Medicare AZ Member	Percentage of calls answered in 30 seconds or less	14020	N/A	83.46%	84.28%	81.79%	76.11%	76.67%	80.39%	64.76%	65.53%	61.60%
SHP-369	CC	6	Provider Claims Dispute - Acknowledgment Letter TAT	Claim disputes are acknowledged in writing and within 5 business days of receipt.	36	N/A	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE
SHP-370	CC	6	Provider Claims Dispute - Resolution TAT	Contractor's Notice of Decision shall be mailed to all parties no later than 30 days after the provider files a claim dispute with the Contractor.	41	N/A	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE
SHP-371	CC	6	Provider Claims Disputes - Overturned (Adjustments) TAT	If the claim dispute is overturned, in full or in part, the Contractor shall reprocess and pay the claim(s) in a manner consistent with the decision within 15 business days of the date of the Decision.	37	N/A	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE
SHP-372	CC	6	Provider Claims Disputes - Request for State Fair Hearing TAT	Contractor must ensure that all supporting documentation is received by the AHCCCS Office of Administrative Legal Services (OALS), no later than 5 business days from the date the Contractor receives the provider's written hearing request.	Null Universe	Null Universe	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE
SHP-389	CC	6	Customer Call Center - Average Speed of Answer (ASOA)	The ASOA must be 45 seconds or less.	11855	N/A	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	23.00	10.00	26.00
SHP-390	CC	6	Customer Call Center - Monthly Average Abandnment Rate (MAAR)	The MAAR must be 5% or less. This is determined by the number of calls abandoned in a 24-hour period, divided by the total number of calls received in the same 24-hour period, summed for each day of the month and then divided by the number of days in the monthly reporting period.	11855	N/A	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	3.04%	1.62%	2.11%
SHP-391	CC	6	Customer Call Center - Monthly First Contact Call Resolution Rate (MFCCCR)	The MFCCR must be 70 % or better. This is the sum of the Daily FCCRs divided by the number of days in the reporting period.	13032	N/A	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	96.99%	97.02%	96.99%

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Jan-2014	Feb-2014	Mar-2014	Apr-2014	RED HI	YELLOW LO	YELLOW HI	GREEN LO
SHP-223	CC	5	Medi-Cal Call Center Wait to Speak to Live Rep	Non recorded voice within 10 mins	85.86%	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	94.99	0	0	95
MPD-230	CC	4	Abandonment Trend - Medicare CA Member	Ratio of calls abandoned to calls offered	16.01%	5.81%	6.57%	3.03%	4.99	0	0	5
MPD-231	CC	4	Abandonment Trend - Medicare OR Member	Ratio of calls abandoned to calls offered	10.49%	4.19%	4.34%	1.72%	4.99	0	0	5
MPD-233	CC	4	Abandonment Trend - Medicare AZ Member	Ratio of calls abandoned to calls offered	14.40%	9.13%	4.57%	1.89%	4.99	0	0	5
MPD-239	CC	4	Service Level Trend - Medicare CA Member	Percentage of calls answered in 30 seconds or less	54.09%	80.46%	67.43%	81.04%	79.99	0	0	80
MPD-240	CC	4	Service Level Trend - Medicare OR Member	Percentage of calls answered in 30 seconds or less	49.34%	80.34%	72.09%	81.50%	79.99	0	0	80
MPD-242	CC	4	Service Level Trend - Medicare AZ Member	Percentage of calls answered in 30 seconds or less	54.42%	79.31%	69.26%	77.08%	79.99	0	0	80
SHP-369	CC	6	Provider Claims Dispute - Acknowledgment Letter TAT	Claim disputes are acknowledged in writing and within 5 business days of receipt.	NULL UNIVERSE	100.00%	100.00%	97.30%	94.99	95	96.99	97
SHP-370	CC	6	Provider Claims Dispute - Resolution TAT	Contractor's Notice of Decision shall be mailed to all parties no later than 30 days after the provider files a claim dispute with the Contractor.	NULL UNIVERSE	NULL UNIVERSE	100.00%	97.56%	94.99	95	96.99	97
SHP-371	CC	6	Provider Claims Disputes - Overturned (Adjustments) TAT	If the claim dispute is overturned, in full or in part, the Contractor shall reprocess and pay the claim(s) in a manner consistent with the decision within 15 business days of the date of the Decision.	NULL UNIVERSE	NULL UNIVERSE	100.00%	100.00%	94.99	95	96.99	97
SHP-372	CC	6	Provider Claims Disputes - Request for State Fair Hearing TAT	Contractor must ensure that all supporting documentation is received by the AHCCCS Office of Administrative Legal Services (OALS), no later than 5 business days from the date the Contractor receives the provider's written hearing request.	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	94.99	95	96.99	97
SHP-389	CC	6	Customer Call Center - Average Speed of Answer (ASOA)	The ASOA must be 45 seconds or less.	NULL UNIVERSE	NULL UNIVERSE	20.00	LAG MONTH	45.01	0	0	45
SHP-390	CC	6	Customer Call Center - Monthly Average Abandnment Rate (MAAR)	The MAAR must be 5% or less. This is determined by the number of calls abandoned in a 24-hour period, divided by the total number of calls received in the same 24-hour period, summed for each day of the month and then divided by the number of days in the monthly reporting period.	NULL UNIVERSE	NULL UNIVERSE	2.91%	LAG MONTH	4.99	0	0	5
SHP-391	CC	6	Customer Call Center - Monthly First Contact Call Resolution Rate (MFCCCR)	The MFCCR must be 70 % or better. This is the sum of the Daily FCCRs divided by the number of days in the reporting period.	NULL UNIVERSE	NULL UNIVERSE	95.20%	LAG MONTH	69.99	0	0	70

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Measurement Tools	Comment	Status	Location	Regulator	Metric Type	Target
SHP-392	CC	6	Customer Call Center - Monthly Average Service Level (MASL)	MASL must be 75 % or better. The total of the month?s calls answered within 45 seconds divided by the sum of the following: all calls answered in the month, all calls abandoned calls in the month and all calls receiving a busy signal in the month	Aspect ACD, database		●	AZ	AHCCCS	Compliance	> = 75 %
CPD-655	CC	2	TAT of Member Continuation of Coverage form request	Upon member request, continuation of coverage form must be mailed to member within two business days.	Macess, Omni, ODW		■	OR	OID	Compliance	= 100 %
MPD	CC	4	Average Speed to Answer - Medicare CA Member	Average speed in which a call is answered	Aspect ACD, database	New SLA		CA	CMS	Compliance	2 minutes
MPD	CC	4	Average Speed to Answer - Medicare OR Member	Average speed in which a call is answered	Aspect ACD, database	New SLA		OR	CMS	Compliance	2 minutes
MPD	CC	4	Average Speed to Answer - Medicare AZ Member	Average speed in which a call is answered	Aspect ACD, database	New SLA		AZ	CMS	Compliance	2 minutes
CPD	CC	1	Exempt Grievance (MHN)	Case resolved within one business day	Symposium	New SLA		CA	DMHC	Compliance	100.00%
CPD	CC	1	Complete Provider Group Rollouts and notifications within 30 days for PCP's and 60 days for PPG's Complete Provider Rollouts and notifications (MediCal) within 30 days Complete Hospital Termination notifications 60 days prior to the termination effective date	The percentage of rollouts, member notifications completed within appropriate timeframes 30/60 days	Qcare, HNCS, Omni, Page Center	New SLA		CA	DMHC, CDI	Compliance	100.00%
SHP	CC	5	Complete Provider Group Rollouts and notifications within 30 days for PCP's and 60 days for PPG's Complete Provider Rollouts and notifications (MediCal) within 30 days Complete Hospital Termination notifications 60 days prior to the termination effective date	The percentage of rollouts, member notifications completed within appropriate timeframes 30/60 days	Qcare, HNCS, Omni, Page Center	New SLA		CA	DHCS	Compliance	100.00%
CPD	CC	1	Respond to DMHC calls after hours within 60 minutes	Percentage of calls responded to within 60 minutes	Macess, Omni, ODW	New SLA		CA	DMHC	Compliance	100.00%
CPD	CC	1	Respond to DMHC calls during business hours within 30 minutes	Percentage of calls responded to within 30 minutes	Macess, Omni, ODW	New SLA		CA	DMHC	Compliance	100.00%
CPD	CC	1	After hours post stabilization	Percentage of calls responded to within 30 minutes	Macess, Omni, ODW	New SLA		CA	DMHC	Compliance	100.00%
CPD	CC	2	Provide a member cost estimate within 1 BD	Percentage of cost estimates completed in 1 BD	Macess, Omni, ODW	New SLA		OR	OID	Compliance	100.00%
CPD	CC	2	Oregon continuation form requests to portability members within 2 business days	Percentage of requests completed within 2 business days	Macess, Omni, ODW	New SLA		OR	OID	Compliance	100.00%

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Universe	Sample Size	Apr-2013	May-2013	Jun-2013	Jul-2013	Aug-2013	Sep-2013	Oct-2013	Nov-2013	Dec-2013
SHP-392	CC	6	Customer Call Center - Monthly Average Service Level (MASL)	MASL must be 75 % or better. The total of the month?s calls answered within 45 seconds divided by the sum of the following: all calls answered in the month, all calls abandoned calls in the month and all calls receiving a busy signal in the month	11855	N/A	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	89.68%	96.22%	90.75%
CPD-655	CC	2	TAT of Member Continuation of Coverage form request.	Upon member request, continuation of coverage form must be mailed to member within two business days.	Null Universe	Null Universe	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE
MPD	CC	4	Average Speed to Answer - Medicare CA Member	Average speed in which a call is answered	N/a	N/a									
MPD	CC	4	Average Speed to Answer - Medicare OR Member	Average speed in which a call is answered	N/a	N/a									
MPD	CC	4	Average Speed to Answer - Medicare AZ Member	Average speed in which a call is answered	N/a	N/a									
CPD	CC	1	Exempt Grievance (MHN)	Case resolved within one business day	N/a	N/a									
CPD	CC	1	Complete Provider Group Rollouts and notifications within 30 days for PCP's and 60 days for PPG's Complete Provider Rollouts and notifications (MediCal) within 30 days Complete Hospital Termination notifications 60 days prior to the termination effective date	The percentage of rollouts, member notifications completed within appropriate timeframes 30/60 days											
SHP	CC	5	Complete Provider Group Rollouts and notifications within 30 days for PCP's and 60 days for PPG's Complete Provider Rollouts and notifications (MediCal) within 30 days Complete Hospital Termination notifications 60 days prior to the termination effective date	The percentage of rollouts, member notifications completed within appropriate timeframes 30/60 days											
CPD	CC	1	Respond to DMHC calls after hours within 60 minutes	Percentage of calls responded to within 60 minutes											
CPD	CC	1	Respond to DMHC calls during business hours within 30 minutes	Percentage of calls responded to within 30 minutes											
CPD	CC	1	After hours post stabilization	Percentage of calls responded to within 30 minutes											
CPD	CC	2	Provide a member cost estimate within 1 BD	Percentage of cost estimates completed in 1 BD											
CPD	CC	2	Oregon continuation form requests to portability members within 2 business days	Percentage of requests completed within 2 business days											

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Jan-2014	Feb-2014	Mar-2014	Apr-2014	RED HI	YELLOW LO	YELLOW HI	GREEN LO
SHP-392	CC	6	Customer Call Center - Monthly Average Service Level (MASL)	MASL must be 75 % or better. The total of the month?s calls answered within 45 seconds divided by the sum of the following: all calls answered in the month, all calls abandoned calls in the month and all calls receiving a busy signal in the month	NULL UNIVERSE	NULL UNIVERSE	89.00%	LAG MONTH	74.99	0	0	75
CPD-655	CC	2	TAT of Member Continuation of Coverage form request.	Upon member request, continuation of coverage form must be mailed to member within two business days.	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	94.99	0	0	95
MPD	CC	4	Average Speed to Answer - Medicare CA Member	Average speed in which a call is answered					2.01	0	0	2
MPD	CC	4	Average Speed to Answer - Medicare OR Member	Average speed in which a call is answered					2.01	0	0	2
MPD	CC	4	Average Speed to Answer - Medicare AZ Member	Average speed in which a call is answered					2.01	0	0	2
CPD	CC	1	Exempt Grievance (MHN)	Case resolved within one business day					99.99	0	0	100
CPD	CC	1	Complete Provider Group Rollouts and notifications within 30 days for PCP's and 60 days for PPG's Complete Provider Rollouts and notifications (MediCal) within 30 days Complete Hospital Termination notifications 60 days prior to the termination effective date	The percentage of rollouts, member notifications completed within appropriate timeframes 30/60 days					99.99	0	0	100
SHP	CC	5	Complete Provider Group Rollouts and notifications within 30 days for PCP's and 60 days for PPG's Complete Provider Rollouts and notifications (MediCal) within 30 days Complete Hospital Termination notifications 60 days prior to the termination effective date	The percentage of rollouts, member notifications completed within appropriate timeframes 30/60 days					99.99	0	0	100
CPD	CC	1	Respond to DMHC calls after hours within 60 minutes	Percentage of calls responded to within 60 minutes					99.99	0	0	100
CPD	CC	1	Respond to DMHC calls during business hours within 30 minutes	Percentage of calls responded to within 30 minutes					99.99	0	0	100
CPD	CC	1	After hours post stabilization	Percentage of calls responded to within 30 minutes					99.99	0	0	100
CPD	CC	2	Provide a member cost estimate within 1 BD	Percentage of cost estimates completed in 1 BD					99.99	0	0	100
CPD	CC	2	Oregon continuation form requests to portability members within 2 business days	Percentage of requests completed within 2 business days					99.99	0	0	100

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Measurement Tools	Comment	Status	Location	Regulator	Metric Type	Target
SHP	CC	5	Silver Link Welcome Calls	Welcome calls must be done within the same month the member became active. The purpose of the call is to advise them to make apt with doctor for IHA (initial health assessment) within 90 days of being enrolled.	Qcare, HNCS, Omni, Page Center	New SLA		ALL	DHCS, AHCCCS	Compliance	100.00%

Claims Metrics

Metric Data as of Apr-2014

CPD-85	Claims	1	PPO/EPO PDR Acknowledgement TAT	Average speed in which a call is answered	Qcare, HNCS, Omni, Page Center		●	CA	CDI	Compliance	= 100 %
CPD-101	Claims	3	Interest on Clean Claims Paid Late	Interest shall be calculated beginning on the date that the payment to the health care provider is due	Quality Audit and Training (Monthly)		●	AZ	ADOI	Compliance	100%
CPD-102	Claims	3	HMO/PPO Correct Claim Determination-Non-contracted Emergent Svcs	% of non-contracted emergent services NOT denied for lack of prior authorization	Quality Audit and Training (Monthly)		●	AZ	ADOI	Compliance	100%
CPD-103	Claims	3	HMO/PPO Correct Claim Determination-Non-contracted Ambulance Svcs	% of non-contracted emergency ambulance services NOT denied for lack of prior authorization	Quality Audit and Training (Monthly)		●	AZ	ADOI	Compliance	100%
CPD-104	Claims	2	'Clean' New Day Claims Resolution TAT (PG)	% of clean new day claims resolved within 30 calendar days	ABS - Monthly Adhoc Report		●	OR	OID	Compliance	100%
CPD-106	Claims	2	Initial Notification Regarding 'Unclean' New Day Claims TAT	% of notices sent for 'unclean' new day claims requesting additional information within 30 calendar days	ABS - Monthly Adhoc Report			OR	OID	Compliance	100%
CPD-107	Claims	2	Claims Interest Payment Accuracy	% of claims requiring interest that include accurate interest payment	Quality Audit and Training (Monthly)		●	OR	OID	Compliance	100%
CPD-109	Claims	2	Claims Correct Date of Receipt Recorded	% of claims with accurate date of receipt recorded in system	Quality Audit and Training (Monthly)		●	OR	OID	Compliance	100%
CPD-111	Claims	2	New Day Claims TAT (for contracted providers ONLY) (PG)	% of 'clean' new day claims resolved within 30 calendar days of receipt	ABS - Monthly Adhoc Report		●	WA	OIC	Compliance	>= 95 %
CPD-112	Claims	2	'Unclean' New Day Claims TAT (for contracted providers ONLY) (PG)	% of ALL claims resolved within 60 calendar days of receipt	ABS - Monthly Adhoc Report		■	WA	OIC	Compliance	>= 95 %
CPD-113	Claims	2	WA Interest Payment Accuracy	Accurate interest payment starting day 61 after the date of receipt	Quality Audit and Training (Monthly)		■	WA	OIC	Compliance	100%
CPD-115	Claims	2	Claims Acknowledgement TAT (under group insurance contracts)	% of claims acknowledged within 15 business days of receipt	ABS - Monthly Adhoc Report		●	WA	OIC	Compliance	100%
CPD-116	Claims	2	Record Correct Date of Claims Receipt	% of claims recorded with accurate date of receipt	Quality Audit and Training (Monthly)		■	WA	OIC	Compliance	100%

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Universe	Sample Size	Apr-2013	May-2013	Jun-2013	Jul-2013	Aug-2013	Sep-2013	Oct-2013	Nov-2013	Dec-2013
SHP	CC	5	Silver Link Welcome Calls	Welcome calls must be done within the same month the member became active. The purpose of the call is to advise them to make apt with doctor for IHA (initial health assessment) within 90 days of being enrolled.											

Claims Metrics

Metric Data as of Apr-2014

CPD-85	Claims	1	PPO/EPO PDR Acknowledgement TAT	Average speed in which a call is answered	2798	N/A	98.99%	99.00%	99.99%	99.10%	99.00%	99.00%	99.00%	99.00%	99.00%
CPD-101	Claims	3	Interest on Clean Claims Paid Late	Interest shall be calculated beginning on the date that the payment to the health care provider is due	1656	25	100.00%	100.00%	100.00%	100.00%	84.00%	100.00%	100.00%	100.00%	100.00%
CPD-102	Claims	3	HMO/PPO Correct Claim Determination-Non-contracted Emergent Svcs	% of non-contracted emergent services NOT denied for lack of prior authorization	1883	N/A	100.00%	100.00%	100.00%	99.94%	98.82%	99.75%	99.81%	99.78%	99.90%
CPD-103	Claims	3	HMO/PPO Correct Claim Determination-Non-contracted Ambulance Svcs	% of non-contracted emergency ambulance services NOT denied for lack of prior authorization	1883	N/A	100.00%	100.00%	100.00%	99.94%	99.53%	100.00%	100.00%	100.00%	100.00%
CPD-104	Claims	2	'Clean' New Day Claims Resolution TAT (PG)	% of clean new day claims resolved within 30 calendar days	41976	N/A	98.40%	99.30%	99.40%	99.70%	99.60%	99.60%	99.80%	99.90%	99.70%
CPD-106	Claims	2	Initial Notification Regarding 'Unclean' New Day Claims TAT	% of notices sent for 'unclean' new day claims requesting additional information within 30 calendar days	106	N/A	98.15%	100.00%	99.49%	98.97%	98.72%	97.25%	98.00%	96.84%	94.29%
CPD-107	Claims	2	Claims Interest Payment Accuracy	% of claims requiring interest that include accurate interest payment	219	25	84.21%	100.00%	100.00%	100.00%	100.00%	94.44%	100.00%	75.00%	100.00%
CPD-109	Claims	2	Claims Correct Date of Receipt Recorded	% of claims with accurate date of receipt recorded in system	219	25	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
CPD-111	Claims	2	New Day Claims TAT (for contracted providers ONLY) (PG)	% of 'clean' new day claims resolved within 30 calendar days of receipt	1029	N/A	99.60%	99.90%	99.40%	100.00%	99.40%	99.90%	99.90%	99.80%	99.90%
CPD-112	Claims	2	'Unclean' New Day Claims TAT (for contracted providers ONLY) (PG)	% of ALL claims resolved within 60 calendar days of receipt	Null Universe	Null Universe	99.40%	100.00%	100.00%	100.00%	100.00%	99.50%	100.00%	100.00%	100.00%
CPD-113	Claims	2	WA Interest Payment Accuracy	Accurate interest payment starting day 61 after the date of receipt	Null Universe	Null Universe	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE
CPD-115	Claims	2	Claims Acknowledgement TAT (under group insurance contracts)	% of claims acknowledged within 15 business days of receipt	6369	N/A	95.52%	99.40%	99.67%	99.50%	99.40%	99.40%	99.40%	98.99%	99.50%
CPD-116	Claims	2	Record Correct Date of Claims Receipt	% of claims recorded with accurate date of receipt	Null Universe	Null Universe	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Jan-2014	Feb-2014	Mar-2014	Apr-2014	RED HI	YELLOW LO	YELLOW HI	GREEN LO
SHP	CC	5	Silver Link Welcome Calls	Welcome calls must be done within the same month the member became active. The purpose of the call is to advise them to make apt with doctor for IHA (initial health assessment) within 90 days of being enrolled.					99 99	0	0	100

Claims Metrics

Metric Data as of Apr-2014

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Jan-2014	Feb-2014	Mar-2014	Apr-2014	RED HI	YELLOW LO	YELLOW HI	GREEN LO
CPD-85	Claims	1	PPO/EPO PDR Acknowledgement TAT	Average speed in which a call is answered	99.00%	99.00%	99.00%	100%	89.99	90	94.99	95
CPD-101	Claims	3	Interest on Clean Claims Paid Late	Interest shall be calculated beginning on the date that the payment to the health care provider is due	100.00%	100.00%	96.00%	LAG MONTH	89.99	90	94.99	95
CPD-102	Claims	3	HMO/PPO Correct Claim Determination-Non-contracted Emergent Svcs	% of non-contracted emergent services NOT denied for lack of prior authorization	100.00%	100.00%	100.00%	100.00%	89.99	90	94.99	95
CPD-103	Claims	3	HMO/PPO Correct Claim Determination-Non-contracted Ambulance Svcs	% of non-contracted emergency ambulance services NOT denied for lack of prior authorization	100.00%	100.00%	100.00%	100.00%	89.99	90	94.99	95
CPD-104	Claims	2	'Clean' New Day Claims Resolution TAT (PG)	% of clean new day claims resolved within 30 calendar days	99.70%	99.03%	98.61%	98.80%	89.99	90	94.99	95
CPD-106	Claims	2	Initial Notification Regarding 'Unclean' New Day Claims TAT	% of notices sent for 'unclean' new day claims requesting additional information within 30 calendar days	96.26%	97.62%	96.88%	93.20%	89.99	90	94.99	95
CPD-107	Claims	2	Claims Interest Payment Accuracy	% of claims requiring interest that include accurate interest payment	100.00%	100.00%	100.00%	LAG MONTH	89.99	90	94.99	95
CPD-109	Claims	2	Claims Correct Date of Receipt Recorded	% of claims with accurate date of receipt recorded in system	100.00%	100.00%	100.00%	LAG MONTH	89.99	90	94.99	95
CPD-111	Claims	2	New Day Claims TAT (for contracted providers ONLY) (PG)	% of 'clean' new day claims resolved within 30 calendar days of receipt	99.50%	97.80%	98.50%	98.40%	94.99	0	0	95
CPD-112	Claims	2	'Unclean' New Day Claims TAT (for contracted providers ONLY) (PG)	% of ALL claims resolved within 60 calendar days of receipt	100.00%	100.00%	100.00%	NULL UNIVERSE	94.99	0	0	95
CPD-113	Claims	2	WA Interest Payment Accuracy	Accurate interest payment starting day 61 after the date of receipt	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	LAG MONTH	89.99	90	94.99	95
CPD-115	Claims	2	Claims Acknowledgement TAT (under group insurance contracts)	% of claims acknowledged within 15 business days of receipt	98.40%	98.40%	99.80%	LAG MONTH	89.99	90	94.99	95
CPD-116	Claims	2	Record Correct Date of Claims Receipt	% of claims recorded with accurate date of receipt	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	LAG MONTH	89.99	90	94.99	95

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Measurement Tools	Comment	Status	Location	Regulator	Metric Type	Target
CPD-117	Claims	2	Provider Claims Dispute Resolution TAT (PG)	% of provider claims disputes resolved within 30 calendar days of receipt	ABS - Monthly Adhoc Report		●	WA	OIC	Compliance	100%
CPD-664	Claims	1	HIPAA Eligibility Verification Real Time 20 second Rule	Real Time (Core Rule 156) 270/271 Transaction 20 second response time rule. This rule is achieved when 90 percent of all required requests and responses are within a 20 second turnaround time in a calendar month.	Monthly Reports from both HN IT and our Clearing Houses.		●	ALL	HHS	Compliance	=> 90 %
CPD-665	Claims	1	HIPAA Claims Status Real Time 20 Second Response Time Rule	Real Time (Core Rule 156) 276/277 Transaction 20 second response time rule. This rule is achieved when 90 percent of all required requests and responses are within a 20 second turnaround time in a calendar month.	Monthly Reports from both HN IT and our Clearing Houses.		●	ALL	HHS	Compliance	=> 90 %
CPD-666	Claims	1	Eligibility Verification System Availability 86% Rule	Core Rule 157 Eligibility and Benefits System Availability Rule: Real Time Transaction 270/271 System availability must be no less then 86 percent per calendar week for both real time and batch processing modes. System is defined as having all necessary means of processing a 270 inquiry and returning a response. Calendar week is defined as 12:01am Sunday to 12:01am the following Sunday.	Monthly Reports from both HN IT and our Clearing Houses.		●	ALL	HHS	Compliance	=> 86 %
CPD-667	Claims	1	Claims Status System Availability 86% Rule	Core Rule 250 Claims status rule (276/277) refers to Core Rule 157 for system availability requirements. Real Time Transaction 276/277 System availability must be no less then 86 percent per calendar week for both real time and batch processing modes. System is defined as having all necessary means of processing a 276 inquiry and returning a 277 response. Calendar week is defined as 12:01am Sunday to 12:01am the following Sunday	Monthly Reports from both HN IT and our Clearing Houses.		●	ALL	HHS	Compliance	=> 86 %
CPD-691	Claims	1	PPO/EPO Initial Notification Regarding Contested New Day Claims TAT	% of notices sent for contested new day claims requesting additional information within 30 working days of receipt	ABS - Monthly Adhoc Report		●	CA	CDI	Compliance	100%
CPD-708	Claims	3	HMO/PPO Clean Claims - Contracted/Non-contracted processed TAT	% of clean claims processed within 30 calendar days	ABS - Monthly Adhoc Report		●	AZ	ADOI	Compliance	100%
CPD-709	Claims	3	HMO/PPO Clean Claims - Contracted/Non-contracted paid TAT	% of clean claims paid within 30 calendar days of processed date	ABS - Monthly Adhoc Report		●	AZ	ADOI	Compliance	100%

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Universe	Sample Size	Apr-2013	May-2013	Jun-2013	Jul-2013	Aug-2013	Sep-2013	Oct-2013	Nov-2013	Dec-2013
CPD-117	Claims	2	Provider Claims Dispute Resolution TAT (PG)	% of provider claims disputes resolved within 30 calendar days of receipt	7	N/A	91.67%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	90.90%
CPD-664	Claims	1	HIPAA Eligibility Verification Real Time 20 second Rule	Real Time (Core Rule 156) 270/271 Transaction 20 second response time rule. This rule is achieved when 90 percent of all required requests and responses are within a 20 second turnaround time in a calendar month.	887875	N/A	97.60%	100.00%	98.19%	98.39%	97.04%	98.57%	97.65%	99.28%	93.15%
CPD-665	Claims	1	HIPAA Claims Status Real Time 20 Second Response Time Rule	Real Time (Core Rule 156) 276/277 Transaction 20 second response time rule. This rule is achieved when 90 percent of all required requests and responses are within a 20 second turnaround time in a calendar month.	38179	N/A	100.00%	100.00%	100.00%	98.48%	99.28%	93.66%	98.06%	99.90%	69.48%
CPD-666	Claims	1	Eligibility Verification System Availability 86% Rule	Core Rule 157 Eligibility and Benefits System Availability Rule: Real Time Transaction 270/271 System availability must be no less then 86 percent per calendar week for both real time and batch processing modes. System is defined as having all necessary means of processing a 270 inquiry and returning a response. Calendar week is defined as 12:01am Sunday to 12:01am the following Sunday.	972127	N/A	99.00%	96.00%	99.00%	99.00%	96.00%	97.00%	99.00%	98.00%	98.00%
CPD-667	Claims	1	Claims Status System Availability 86% Rule	Core Rule 250 Claims status rule (276/277) refers to Core Rule 157 for system availability requirements. Real Time Transaction 276/277 System availability must be no less then 86 percent per calendar week for both real time and batch processing modes. System is defined as having all necessary means of processing a 276 inquiry and returning a 277 response. Calendar week is defined as 12:01am Sunday to 12:01am the following Sunday	34932	N/A	N/A	98.00%	99.00%	100.00%	98.00%	99.00%	100.00%	100.00%	100.00%
CPD-691	Claims	1	PPO/EPO Initial Notification Regarding Contested New Day Claims TAT	% of notices sent for contested new day claims requesting additional information within 30 working days of receipt	1088	N/A	94.06%	95.67%	95.91%	93.95%	92.79%	91.60%	89.98%	90.19%	82.37%
CPD-708	Claims	3	HMO/PPO Clean Claims - Contracted/Non-contracted processed TAT	% of clean claims processed within 30 calendar days	113989	N/A	97.05%	98.12%	98.52%	98.64%	98.76%	98.43%	98.08%	96.62%	97.41%
CPD-709	Claims	3	HMO/PPO Clean Claims - Contracted/Non-contracted paid TAT	% of clean claims paid within 30 calendar days of processed date	101925	N/A	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Jan-2014	Feb-2014	Mar-2014	Apr-2014	RED HI	YELLOW LO	YELLOW HI	GREEN LO
CPD-117	Claims	2	Provider Claims Dispute Resolution TAT (PG)	% of provider claims disputes resolved within 30 calendar days of receipt	87.50%	100.00%	100.00%	100.00%	89.99	90	94.99	95
CPD-664	Claims	1	HIPAA Eligibility Verification Real Time 20 second Rule	Real Time (Core Rule 156) 270/271 Transaction 20 second response time rule. This rule is achieved when 90 percent of all required requests and responses are within a 20 second turnaround time in a calendar month.	98.26%	98.43%	99.22%	98.46%	89.99	0	0	89.99
CPD-665	Claims	1	HIPAA Claims Status Real Time 20 Second Response Time Rule	Real Time (Core Rule 156) 276/277 Transaction 20 second response time rule. This rule is achieved when 90 percent of all required requests and responses are within a 20 second turnaround time in a calendar month.	97.00%	99.35%	99.97%	98.35%	89.99	0	0	89.99
CPD-666	Claims	1	Eligibility Verification System Availability 86% Rule	Core Rule 157 Eligibility and Benefits System Availability Rule: Real Time Transaction 270/271 System availability must be no less then 86 percent per calendar week for both real time and batch processing modes. System is defined as having all necessary means of processing a 270 inquiry and returning a response. Calendar week is defined as 12:01am Sunday to 12:01am the following Sunday.	99.00%	98.00%	99.00%	99.00%	85.99	0	0	85.99
CPD-667	Claims	1	Claims Status System Availability 86% Rule	Core Rule 250 Claims status rule (276/277) refers to Core Rule 157 for system availability requirements. Real Time Transaction 276/277 System availability must be no less then 86 percent per calendar week for both real time and batch processing modes. System is defined as having all necessary means of processing a 276 inquiry and returning a 277 response. Calendar week is defined as 12:01am Sunday to 12:01am the following Sunday	99.00%	98.00%	99.00%	99.00%	85.99	0	0	85.99
CPD-691	Claims	1	PPO/EPO Initial Notification Regarding Contested New Day Claims TAT	% of notices sent for contested new day claims requesting additional information within 30 working days of receipt	73.22%	96.64%	89.99%	96.21%	89.99	90	94.99	95
CPD-708	Claims	3	HMO/PPO Clean Claims - Contracted/Non-contracted processed TAT	% of clean claims processed within 30 calendar days	98.23%	98.23%	98.19%	98.70%	89.99	90	94.99	95
CPD-709	Claims	3	HMO/PPO Clean Claims - Contracted/Non-contracted paid TAT	% of clean claims paid within 30 calendar days of processed date	100.00%	100.00%	100.00%	100.00%	89.99	90	94.99	95

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Measurement Tools	Comment	Status	Location	Regulator	Metric Type	Target
CPD-711	Claims	1	90% Reassociation EFT & ERA within 3 days	Core Rule 370 A health plan must release for transmission to the healthcare provider the v5010 X12 835 corresponding to the Healthcare EFT Standards: No sooner than three business days, prior to the Effective Entry Date, and No later than three business days after the Effective Entry Date, 90% of the time as measured within a calendar month.	Monthly Reports from both HN IT and our Clearing Houses.		●	ALL	HHS	Compliance	>= 90 %
CPD-74	Claims	1	HMO/POS New Day Claims Resolution TAT (PG)	% of new day claims resolved within 45 business days of receipt	ABS - Monthly Adhoc Report		●	CA	DMHC	Compliance	100%
CPD-75	Claims	1	PPO/EPO New Day Claims TAT (PG)	% of new day claims resolved within 30 working days of receipt	ABS - Monthly Adhoc Report		●	CA	CDI	Compliance	100%
CPD-76	Claims	1	HMO/POS TAT to Forward Claims to Delegated Entity	% of claims forwarded to delegated entity within 10 business days of receipt	ABS - Monthly Adhoc Report			CA	DMHC	Compliance	100%
CPD-77	Claims	1	HMO/POS Interest Payment Accuracy	% interest and penalties paid accurately when due	Quality Audit and Training (Monthly)		●	CA	DMHC	Compliance	100%
CPD-78	Claims	1	PPO/EPO Interest & Penalty Payment Accuracy	% of claims paid requiring interest and penalties paid accurately	Quality Audit and Training (Monthly)		●	CA	CDI	Compliance	100%
CPD-79	Claims	1	HMO/POS Claim Acknowledgement TAT - Electronic Claims/Paper Claims	% of electronic claims acknowledged within 2 business days of receipt and paper claims acknowledged within 15 business days of receipt	ABS - Monthly Adhoc Report		●	CA	DMHC	Compliance	100%
CPD-81	Claims	1	PPO/EPO Claim Acknowledgement TAT	% of claims acknowledged within 15 calendar days	ABS - Monthly Adhoc Report		●	CA	CDI	Compliance	100%
CPD-82	Claims	1	HMO/POS Provider Dispute Resolution (PDR) TAT	% of PDRs resolved within 45 business days of receipt	ABS - Monthly Adhoc Report		●	CA	DMHC	Compliance	100%
CPD-83	Claims	1	PPO/EPO Provider Dispute Resolution (PDR) TAT	% of PDRs resolved within 45 business days of receipt	ABS - Monthly Adhoc Report		●	CA	CDI	Compliance	100%
CPD-84	Claims	1	HMO/POS PDR Acknowledgement TAT - Electronic/Paper	% of electronic PDRs acknowledged within 2 business days of receipt and paper PDRs acknowledged within 15 business days of receipt	ABS - Monthly Adhoc Report		●	CA	DMHC	Compliance	100%
CPD-87	Claims	1	HMO/POS PDR Paid Date TAT after Determination	% of PDRs paid within 5 business days of determination	ABS - Monthly Adhoc Report		●	CA	DMHC	Compliance	100%
CPD-88	Claims	1	HMO/POS PDR Reimbursement Accuracy	% of PDRs paid accurately, including interest & penalties	Quality Audit and Training (Monthly)		●	CA	DMHC	Compliance	100%
CPD-89	Claims	1	HMO/POS PDR Correct Date of Receipt	% of PDRs with accurate date of receipt recorded in system	Quality Audit and Training (Monthly)		●	CA	DMHC	Compliance	100%
CPD-90	Claims	1	HMO/POS PDR Determination Letter Sent to Provider with Dispute Determination Reason	% of time determination letter is sent to provider and/or dispute determination is included within the letter	Quality Audit and Training (Monthly)		●	CA	DMHC	Compliance	100%

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Universe	Sample Size	Apr-2013	May-2013	Jun-2013	Jul-2013	Aug-2013	Sep-2013	Oct-2013	Nov-2013	Dec-2013
CPD-711	Claims	1	90% Reassociation EFT & ERA within 3 days	Core Rule 370 A health plan must release for transmission to the healthcare provider the v5010 X12 835 corresponding to the Healthcare EFT Standards: No sooner than three business days, prior to the Effective Entry Date, and No later than three business days after the Effective Entry Date, 90% of the time as measured within a calendar month.	70339	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
CPD-74	Claims	1	HMO/POS New Day Claims Resolution TAT (PG)	% of new day claims resolved within 45 business days of receipt	700821	N/A	99.95%	100.00%	99.92%	97.56%	99.95%	99.99%	99.34%	99.69%	99.77%
CPD-75	Claims	1	PPO/EPO New Day Claims TAT (PG)	% of new day claims resolved within 30 working days of receipt	118084	N/A	98.60%	99.48%	97.26%	97.29%	97.13%	96.22%	98.07%	97.94%	95.30%
CPD-76	Claims	1	HMO/POS TAT to Forward Claims to Delegated Entity	% of claims forwarded to delegated entity within 10 business days of receipt	40303	N/A	95.40%	95.38%	95.57%	95.69%	95.01%	92.16%	93.44%	93.77%	93.70%
CPD-77	Claims	1	HMO/POS Interest Payment Accuracy	% interest and penalties paid accurately when due	59	25	100.00%	100.00%	100.00%	100.00%	92.00%	100.00%	100.00%	100.00%	96.00%
CPD-78	Claims	1	PPO/EPO Interest & Penalty Payment Accuracy	% of claims paid requiring interest and penalties paid accurately	129	25	100.00%	96.00%	100.00%	100.00%	98.00%	92.00%	100.00%	95.65%	100.00%
CPD-79	Claims	1	HMO/POS Claim Acknowledgement TAT - Electronic Claims/Paper Claims	% of electronic claims acknowledged within 2 business days of receipt and paper claims acknowledged within 15 business days of receipt	251	150	98.00%	99.33%	100.00%	100.00%	98.67%	100.00%	100.00%	100.00%	99.33%
CPD-81	Claims	1	PPO/EPO Claim Acknowledgement TAT	% of claims acknowledged within 15 calendar days	251	150	98.00%	99.33%	100.00%	100.00%	98.67%	100.00%	100.00%	100.00%	99.33%
CPD-82	Claims	1	HMO/POS Provider Dispute Resolution (PDR) TAT	% of PDRs resolved within 45 business days of receipt	3980	N/A	97.13%	96.57%	98.06%	96.83%	97.74%	98.64%	99.37%	98.87%	98.75%
CPD-83	Claims	1	PPO/EPO Provider Dispute Resolution (PDR) TAT	% of PDRs resolved within 45 business days of receipt	2043	N/A	97.20%	96.56%	98.12%	97.03%	99.03%	99.30%	99.44%	99.75%	99.44%
CPD-84	Claims	1	HMO/POS PDR Acknowledgement TAT - Electronic/Paper	% of electronic PDRs acknowledged within 2 business days of receipt and paper PDRs acknowledged within 15 business days of receipt	251	150	98.00%	99.33%	100.00%	100.00%	98.67%	100.00%	100.00%	100.00%	99.33%
CPD-87	Claims	1	HMO/POS PDR Paid Date TAT after Determination	% of PDRs paid within 5 business days of determination	2635	N/A	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
CPD-88	Claims	1	HMO/POS PDR Reimbursement Accuracy	% of PDRs paid accurately, including interest & penalties	251	150	97.33%	98.67%	98.67%	97.33%	99.33%	98.67%	99.33%	99.33%	98.00%
CPD-89	Claims	1	HMO/POS PDR Correct Date of Receipt	% of PDRs with accurate date of receipt recorded in system	251	150	100.00%	98.67%	100.00%	100.00%	99.33%	99.33%	99.33%	99.33%	99.33%
CPD-90	Claims	1	HMO/POS PDR Determination Letter Sent to Provider with Dispute Determination Reason	% of time determination letter is sent to provider and/or dispute determination is included within the letter	251	150	100.00%	98.67%	100.00%	100.00%	100.00%	100.00%	99.33%	100.00%	99.33%

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Jan-2014	Feb-2014	Mar-2014	Apr-2014	RED HI	YELLOW LO	YELLOW HI	GREEN LO
CPD-711	Claims	1	90% Reassociation EFT & ERA within 3 days	Core Rule 370 A health plan must release for transmission to the healthcare provider the v5010 X12 835 corresponding to the Healthcare EFT Standards: No sooner than three business days, prior to the Effective Entry Date, and No later than three business days after the Effective Entry Date, 90% of the time as measured within a calendar month.	93.00%	97.41%	99.38%	99.93%	89.99	0	0	89.99
CPD-74	Claims	1	HMO/POS New Day Claims Resolution TAT (PG)	% of new day claims resolved within 45 business days of receipt	99.80%	99.90%	99.90%	LAG MONTH	89.99	90	94.99	95
CPD-75	Claims	1	PPO/EPO New Day Claims TAT (PG)	% of new day claims resolved within 30 working days of receipt	99.00%	96.16%	96.95%	97.29%	89.99	90	94.99	95
CPD-76	Claims	1	HMO/POS TAT to Forward Claims to Delegated Entity	% of claims forwarded to delegated entity within 10 business days of receipt	96.42%	94.84%	95.60%	94.04%	89.99	90	94.99	95
CPD-77	Claims	1	HMO/POS Interest Payment Accuracy	% interest and penalties paid accurately when due	100.00%	100.00%	100.00%	LAG MONTH	89.99	90	94.99	95
CPD-78	Claims	1	PPO/EPO Interest & Penalty Payment Accuracy	% of claims paid requiring interest and penalties paid accurately	100.00%	100.00%	96.00%	LAG MONTH	89.99	90	94.99	95
CPD-79	Claims	1	HMO/POS Claim Acknowledgement TAT - Electronic Claims/Paper Claims	% of electronic claims acknowledged within 2 business days of receipt and paper claims acknowledged within 15 business days of receipt	100.00%	99.33%	99.33%	LAG MONTH	89.99	90	94.99	95
CPD-81	Claims	1	PPO/EPO Claim Acknowledgement TAT	% of claims acknowledged within 15 calendar days	100.00%	99.33%	99.33%	LAG MONTH	89.99	90	94.99	95
CPD-82	Claims	1	HMO/POS Provider Dispute Resolution (PDR) TAT	% of PDRs resolved within 45 business days of receipt	96.35%	99.35%	99.00%	98.00%	89.99	90	94.99	95
CPD-83	Claims	1	PPO/EPO Provider Dispute Resolution (PDR) TAT	% of PDRs resolved within 45 business days of receipt	99.61%	99.34%	99.00%	96.80%	89.99	90	94.99	95
CPD-84	Claims	1	HMO/POS PDR Acknowledgement TAT - Electronic/Paper	% of electronic PDRs acknowledged within 2 business days of receipt and paper PDRs acknowledged within 15 business days of receipt	100.00%	99.33%	99.33%	LAG MONTH	89.99	90	94.99	95
CPD-87	Claims	1	HMO/POS PDR Paid Date TAT after Determination	% of PDRs paid within 5 business days of determination	100.00%	100.00%	100.00%	100.00%	89.99	90	94.99	95
CPD-88	Claims	1	HMO/POS PDR Reimbursement Accuracy	% of PDRs paid accurately, including interest & penalties	96.67%	98.67%	99.33%	LAG MONTH	89.99	90	94.99	95
CPD-89	Claims	1	HMO/POS PDR Correct Date of Receipt	% of PDRs with accurate date of receipt recorded in system	100.00%	99.33%	99.33%	LAG MONTH	89.99	90	94.99	95
CPD-90	Claims	1	HMO/POS PDR Determination Letter Sent to Provider with Dispute Determination Reason	% of time determination letter is sent to provider and/or dispute determination is included within the letter	100.00%	99.33%	100.00%	LAG MONTH	89.99	90	94.99	95

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Measurement Tools	Comment	Status	Location	Regulator	Metric Type	Target
CPD-91	Claims	1	HMO/POS Claims Denial Accuracy	% of denied claims that are denied accurately	Quality Audit and Training (Monthly)		•	CA	DMHC	Compliance	100%
CPD-92	Claims	1	HMO/POS Claims Correct Date of Receipt	% claims dates of receipt recorded accurately in the system	Quality Audit and Training (Monthly)		•	CA	DMHC	Compliance	100%
CPD-93	Claims	1	HMO/POS Clear Explanation for Denials	% of denial letters with a clear explanation of denial reason	Quality Audit and Training (Monthly)		•	CA	DMHC	Compliance	100%
CPD-96	Claims	3	HMO/PPO Provider Grievance TAT	within 30 business days	ABS - Monthly Adhoc Report		•	AZ	ADOI	Compliance	100%
CPD-97	Claims	3	HMO/PPO Provider Grievance Type Coding	HN must categorize each grievance it receives into one of eleven grievance types listed in Attachment A of Regulatory Bulletin 2006-2	ABS - Monthly Adhoc Report		•	AZ	ADOI	Compliance	100%
CPD-99	Claims	3	HMO/PPO Request for additional information for Unclean Claims TAT	% of written requests for additional information on unclean claims to the contracted/noncontracted provided, enrollee or third party within thirty days of receipt.	ABS - Monthly Adhoc Report		•	AZ	ADOI	Compliance	100%
CPD	Claims	1	Provider Acknowledgement Letter TAT (Self Funded ERISA)	Acknowledgement letters are sent within 15 business days of receipt.	Macess/Magic, Prime, ODW			All	DOL	Compliance	= 100 %
CPD	Claims	1	Provider Appeal Resolution TAT (Self Funded)	Contractor shall resolve all standards appeals no later than 45 business days days from the date the Contractor receives the appeal.	Macess/Magic, Prime, ODW			All	DOL	Compliance	= 100 %
CPD	Claims	1	Provider Acknowledgement Letter TAT (Self Funded ERISA) Post Service Clinical	Acknowledgement letters are sent within 5 calendar days of receipt.	Macess/Magic, Prime, ODW			All	DOL	Compliance	= 100 %
CPD	Claims	1	Provider Appeal Resolution TAT (Self Funded) Post Service Clinical	Contractor shall resolve all standards appeals no later than 30 calendar days from the date the	Macess/Magic, Prime, ODW			All	DOL	Compliance	= 100 %
MPD-11	Claims	4	Non-Par Non-Clean Claims TAT: MA (HNAZ)	Process non-clean, non-par provider claims within 60 calendar days of receipt 100% of the time.	ABS - Monthly Adhoc Report		•	AZ	CMS	Compliance	100%
MPD-13	Claims	4	Non-Par Non-Clean Claims TAT: MA (HNCA HMO, HNLCA PPO)	Process non-clean, non-par provider claims within 60 calendar days of receipt 100% of the time.	ABS - Monthly Adhoc Report		•	CA	CMS	Compliance	100%
MPD-14	Claims	4	Non-Par Clean Claims TAT: MA (HNCA HMO, HNLCA PPO)	Process non-par provider claims within 30 calendar days of receipt 95% of the time.	ABS - Monthly Adhoc Report		•	CA	CMS	Compliance	95%
MPD-146	Claims	4	OC03 - Timely Payment of Non-Contracting Provider Clean Claims (OR)	The MAO must pay 95% of 'clean' claims from non-contracting providers within 30 calendar days of receipt	ABS - Monthly Adhoc Report		•	OR	CMS	Compliance	95%
MPD-15	Claims	4	Non-Par Non-Clean Claims TAT: MA (HNOR)	Process non-clean, non-par provider claims within 60 calendar days of receipt 100% of the time	ABS - Monthly Adhoc Report		•	OR	CMS	Compliance	100%

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Universe	Sample Size	Apr-2013	May-2013	Jun-2013	Jul-2013	Aug-2013	Sep-2013	Oct-2013	Nov-2013	Dec-2013
CPD-91	Claims	1	HMO/POS Claims Denial Accuracy	% of denied claims that are denied accurately	48302	25	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
CPD-92	Claims	1	HMO/POS Claims Correct Date of Receipt	% claims dates of receipt recorded accurately in the system	48302	25	100.00%	96.00%	100.00%	100.00%	100.00%	100.00%	100.00%	96.00%	100.00%
CPD-93	Claims	1	HMO/POS Clear Explanation for Denials	% of denial letters with a clear explanation of denial reason	48302	25	96.00%	96.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
CPD-96	Claims	3	HMO/PPO Provider Grievance TAT	within 30 business days	956	N/A	92.55%	93.85%	92.09%	97.11%	79.52%	85.79%	71.12%	99.63%	99.85%
CPD-97	Claims .	3	HMO/PPO Provider Grievance Type Coding	HN must categorize each grievance it receives into one of eleven grievance types listed in Attachment A of Regulatory Bulletin 2006-2	1241	70	98.84%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
CPD-99	Claims	3	HMO/PPO Request for additional information for Unclean Claims TAT	% of written requests for additional information on unclean claims to the contracted/noncontracted provided, enrollee or third party within thirty days of receipt.	1883	N/A	100.00%	100.00%	100.00%	99.94%	99.87%	100.00%	100.00%	100.00%	100.00%
CPD	Claims	1	Provider Acknowledgement Letter TAT (Self Funded ERISA)	Acknowledgement letters are sent within 15 business days of receipt.											
CPD	Claims	1	Provider Appeal Resolution TAT (Self Funded)	Contractor shall resolve all standards appeals no later than 45 business days days from the date the Contractor receives the appeal.											
CPD	Claims	1	Provider Acknowledgement Letter TAT (Self Funded ERISA) Post Service Clinical	Acknowledgement letters are sent within 5 calendar days of receipt.											
CPD	Claims	1	Provider Appeal Resolution TAT (Self Funded) Post Service Clinical	Contractor shall resolve all standards appeals no later than 30 calendar days from the date the											
MPD-11	Claims	4	Non-Par Non-Clean Claims TAT: MA (HNAZ)	Process non-clean, non-par provider claims within 60 calendar days of receipt 100% of the time.	4850	31	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	96.67%	100.00%
MPD-13	Claims	4	Non-Par Non-Clean Claims TAT: MA (HNCA HMO, HNLCA PPO)	Process non-clean, non-par provider claims within 60 calendar days of receipt 100% of the time.	7484	30	96.67%	100.00%	100.00%	96.77%	96.67%	96.67%	96.67%	100.00%	100.00%
MPD-14	Claims	4	Non-Par Clean Claims TAT: MA (HNCA HMO, HNLCA PPO)	Process non-par provider claims within 30 calendar days of receipt 95% of the time.	6796	30	96.67%	93.33%	100.00%	96.55%	100.00%	100.00%	96.67%	100.00%	96.43%
MPD-146	Claims	4	OC03 - Timely Payment of Non-Contracting Provider Clean Claims (OR)	The MAO must pay 95% of 'clean' claims from non-contracting providers within 30 calendar days of receipt	10531	29	96.43%	96.67%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	96.67%
MPD-15	Claims	4	Non-Par Non-Clean Claims TAT: MA (HNOR)	Process non-clean, non-par provider claims within 60 calendar days of receipt 100% of the time.	12023	31	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	96.67%

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Jan-2014	Feb-2014	Mar-2014	Apr-2014	RED HI	YELLOW LO	YELLOW HI	GREEN LO
CPD-91	Claims	1	HMO/POS Claims Denial Accuracy	% of denied claims that are denied accurately	100.00%	100.00%	100.00%	LAG MONTH	89.99	90	94.99	95
CPD-92	Claims	1	HMO/POS Claims Correct Date of Receipt	% claims dates of receipt recorded accurately in the system	100.00%	100.00%	100.00%	LAG MONTH	89.99	90	94.99	95
CPD-93	Claims	1	HMO/POS Clear Explanation for Denials	% of denial letters with a clear explanation of denial reason	100.00%	100.00%	100.00%	LAG MONTH	89.99	90	94.99	95
CPD-96	Claims	3	HMO/PPO Provider Grievance TAT	within 30 business days	99.96%	98.90%	96.88%	99.12%	89.99	90	94.99	95
CPD-97	Claims	3	HMO/PPO Provider Grievance Type Coding	HN must categorize each grievance it receives into one of eleven grievance types listed in Attachment A of Regulatory Bulletin 2006-2	100.00%	100.00%	100.00%	LAG MONTH	89.99	90	94.99	95
CPD-99	Claims	3	HMO/PPO Request for additional information for Unclean Claims TAT	% of written requests for additional information on unclean claims to the contracted/noncontracted provided, enrollee or third party within thirty days of receipt.	100.00%	100.00%	100.00%	100.00%	89.99	90	94.99	95
CPD	Claims	1	Provider Acknowledgement Letter TAT (Self Funded ERISA)	Acknowledgement letters are sent within 15 business days of receipt.					99.99	0	0	100
CPD	Claims	1	Provider Appeal Resolution TAT (Self Funded)	Contractor shall resolve all standards appeals no later than 45 business days days from the date the Contractor receives the appeal.					99.99	0	0	100
CPD	Claims	1	Provider Acknowledgement Letter TAT (Self Funded ERISA) Post Service Clinical	Acknowledgement letters are sent within 5 calendar days of receipt.					99.99	0	0	100
CPD	Claims	1	Provider Appeal Resolution TAT (Self Funded) Post Service Clinical	Contractor shall resolve all standards appeals no later than 30 calendar days from the date the					99.99	0	0	100
MPD-11	Claims	4	Non-Par Non-Clean Claims TAT: MA (HNAZ)	Process non-clean, non-par provider claims within 60 calendar days of receipt 100% of the time.	100.00%	100.00%	100.00%	LAG MONTH	89.99	90	94.99	95
MPD-13	Claims	4	Non-Par Non-Clean Claims TAT: MA (HNCA HMO, HNLCA PPO)	Process non-clean, non-par provider claims within 60 calendar days of receipt 100% of the time.	100.00%	100.00%	100.00%	LAG MONTH	89.99	90	94.99	95
MPD-14	Claims	4	Non-Par Clean Claims TAT: MA (HNCA HMO, HNLCA PPO)	Process non-par provider claims within 30 calendar days of receipt 95% of the time.	100.00%	93.33%	100.00%	LAG MONTH	94.99	0	0	95
MPD-146	Claims	4	OC03 - Timely Payment of Non-Contracting Provider Clean Claims (OR)	The MAO must pay 95% of 'clean' claims from non-contracting providers within 30 calendar days of receipt	100.00%	100.00%	100.00%	LAG MONTH	94.99	0	0	95
MPD-15	Claims	4	Non-Par Non-Clean Claims TAT: MA (HNOR)	Process non-clean, non-par provider claims within 60 calendar days of receipt 100% of the time.	100.00%	100.00%	100.00%	LAG MONTH	89.99	90	94.99	95

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Measurement Tools	Comment	Status	Location	Regulator	Metric Type	Target
MPD-533	Claims	4	90% Reassociation EFT & ERA within 3 days	Core Rule 370 A health plan must release for transmission to the healthcare provider the v5010 X12 835 corresponding to the Healthcare EFT Standards: No sooner than three business days, prior to the Effective Entry Date, and No later than three business days after the Effective Entry Date, 90% of the time as measured within a calendar month.	ABS - Monthly Adhoc Report		•	ALL	HHS	Compliance	>= 90 %
MPD-534	Claims	4	HIPAA Eligibility Verification Real Time 20 second Rule	Real Time (Core Rule 156) 270/271 Transaction 20 second response time rule. This rule is achieved when 90 percent of all required requests and responses are within a 20 second turnaround time in a calendar month.	Monthly Reports from both HN IT and our Clearing Houses.		•	ALL	HHS	Compliance	=> 90 %
MPD-535	Claims	4	HIPAA Claims Status Real Time 20 Second Response Time Rule	Real Time (Core Rule 156) 276/277 Transaction 20 second response time rule. This rule is achieved when 90 percent of all required requests and responses are within a 20 second turnaround time in a calendar month.	Monthly Reports from both HN IT and our Clearing Houses.		•	ALL	HHS	Compliance	=> 90 %
MPD-536	Claims	4	Eligibility Verification System Availability 86% Rule	Core Rule 157 Eligibility and Benefits System Availability Rule: Real Time Transaction 270/271 System availability must be no less then 86 percent per calendar week for both real time and batch processing modes. System is defined as having all necessary means of processing a 270 inquiry and returning a response. Calendar week is defined as 12:01am Sunday to 12:01am the following Sunday.	Monthly Reports from both HN IT and our Clearing Houses.		•	ALL	HHS	Compliance	=> 86 %
MPD-537	Claims	4	Claims Status System Availability 86% Rule	Core Rule 250 Claims status rule (276/277) refers to Core Rule 157 for system availability requirements. Real Time Transaction 276/277 System availability must be no less then 86 percent per calendar week for both real time and batch processing modes. System is defined as having all necessary means of processing a 276 inquiry and returning a 277 response. Calendar week is defined as 12:01am Sunday to 12:01am the following Sunday	Monthly Reports from both HN IT and our Clearing Houses.		•	ALL	HHS	Compliance	=> 86 %
MPD-9	Claims	4	Non-Par Clean Claims TAT: MA (HNAZ)	Process non-par provider claims within 30 calendar days of receipt 95% of the time	ABS - Monthly Adhoc Report		•	AZ	CMS	Compliance	95%

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Universe	Sample Size	Apr-2013	May-2013	Jun-2013	Jul-2013	Aug-2013	Sep-2013	Oct-2013	Nov-2013	Dec-2013
MPD-533	Claims	4	90% Reassociation EFT & ERA within 3 days	Core Rule 370 A health plan must release for transmission to the healthcare provider the v5010 X12 835 corresponding to the Healthcare EFT Standards: No sooner than three business days, prior to the Effective Entry Date, and No later than three business days after the Effective Entry Date, 90% of the time as measured within a calendar month.	70339	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
MPD-534	Claims	4	HIPAA Eligibility Verification Real Time 20 second Rule	Real Time (Core Rule 156) 270/271 Transaction 20 second response time rule. This rule is achieved when 90 percent of all required requests and responses are within a 20 second turnaround time in a calendar month.	887875	N/A	97.60%	100.00%	98.19%	98.39%	97.04%	98.57%	97.65%	99.28%	93.15%
MPD-535	Claims	4	HIPAA Claims Status Real Time 20 Second Response Time Rule	Real Time (Core Rule 156) 276/277 Transaction 20 second response time rule. This rule is achieved when 90 percent of all required requests and responses are within a 20 second turnaround time in a calendar month.	38179	N/A	100.00%	100.00%	100.00%	98.48%	99.28%	93.66%	98.06%	99.90%	69.48%
MPD-536	Claims	4	Eligibility Verification System Availability 86% Rule	Core Rule 157 Eligibility and Benefits System Availability Rule: Real Time Transaction 270/271 System availability must be no less then 86 percent per calendar week for both real time and batch processing modes. System is defined as having all necessary means of processing a 270 inquiry and returning a response. Calendar week is defined as 12:01am Sunday to 12:01am the following Sunday.	972127	N/A	99.00%	96.00%	99.00%	99.00%	96.00%	97.00%	99.00%	98.00%	98.00%
MPD-537	Claims	4	Claims Status System Availability 86% Rule	Core Rule 250 Claims status rule (276/277) refers to Core Rule 157 for system availability requirements. Real Time Transaction 276/277 System availability must be no less then 86 percent per calendar week for both real time and batch processing modes. System is defined as having all necessary means of processing a 276 inquiry and returning a 277 response. Calendar week is defined as 12:01am Sunday to 12:01am the following Sunday	34932	N/A	N/A	98.00%	99.00%	100.00%	98.00%	99.00%	100.00%	100.00%	100.00%
MPD-9	Claims	4	Non-Par Clean Claims TAT: MA (HNAZ)	Process non-par provider claims within 30 calendar days of receipt 95% of the time	4108	29	100.00%	100.00%	93.10%	100.00%	96.55%	100.00%	96.67%	100.00%	100.00%

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Jan-2014	Feb-2014	Mar-2014	Apr-2014	RED HI	YELLOW LO	YELLOW HI	GREEN LO
MPD-533	Claims	4	90% Reassociation EFT & ERA within 3 days	Core Rule 370 A health plan must release for transmission to the healthcare provider the v5010 X12 835 corresponding to the Healthcare EFT Standards: No sooner than three business days, prior to the Effective Entry Date, and No later than three business days after the Effective Entry Date, 90% of the time as measured within a calendar month.	93.00%	97.41%	99.38%	99.93%	89.99	0	0	89.99
MPD-534	Claims	4	HIPAA Eligibility Verification Real Time 20 second Rule	Real Time (Core Rule 156) 270/271 Transaction 20 second response time rule. This rule is achieved when 90 percent of all required requests and responses are within a 20 second turnaround time in a calendar month.	98.26%	98.43%	99.22%	98.46%	89.99	0	0	89.99
MPD-535	Claims	4	HIPAA Claims Status Real Time 20 Second Response Time Rule	Real Time (Core Rule 156) 276/277 Transaction 20 second response time rule. This rule is achieved when 90 percent of all required requests and responses are within a 20 second turnaround time in a calendar month.	97.00%	99.35%	99.97%	98.35%	89.99	0	0	89.99
MPD-536	Claims	4	Eligibility Verification System Availability 86% Rule	Core Rule 157 Eligibility and Benefits System Availability Rule: Real Time Transaction 270/271 System availability must be no less then 86 percent per calendar week for both real time and batch processing modes. System is defined as having all necessary means of processing a 270 inquiry and returning a response. Calendar week is defined as 12:01am Sunday to 12:01am the following Sunday.	99.00%	98.00%	99.00%	99.00%	85.99	0	0	85.99
MPD-537	Claims	4	Claims Status System Availability 86% Rule	Core Rule 250 Claims status rule (276/277) refers to Core Rule 157 for system availability requirements. Real Time Transaction 276/277 System availability must be no less then 86 percent per calendar week for both real time and batch processing modes. System is defined as having all necessary means of processing a 276 inquiry and returning a 277 response. Calendar week is defined as 12:01am Sunday to 12:01am the following Sunday	99.00%	98.00%	99.00%	99.00%	85.99	0	0	85.99
MPD-9	Claims	4	Non-Par Clean Claims TAT: MA (HNAZ)	Process non-par provider claims within 30 calendar days of receipt 95% of the time	100.00%	100.00%	96.55%	LAG MONTH	94.99	0	0	95

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Measurement Tools	Comment	Status	Location	Regulator	Metric Type	Target
SHP-1	Claims	5	New Day Claims (Medi-Cal)	Process 100%* of claims within 45 working days of receipt. Timeliness is measured from receipt date to check date. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	ABS - Monthly Adhoc Report		●	CA	DMHC	Compliance	100%
SHP-8	Claims	5	Provider Dispute Resolution TAT (Medi-Cal)	100%* processed within 45 working days. Timeliness is measured from receipt date to check date. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	Qcare, HNCS, Omni, Page Center		●	CA	DMHC	Compliance	= 100 %
SHP-9	Claims	5	Provider Dispute Resolution Acknowledgement Letter TAT (Medi-Cal)	100%* within 2 working days (for Electronic) and within 15 working days (for Paper). Timeliness is measured from receipt date to letter date. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	Qcare, HNCS, Omni, Page Center		●	CA	DMHC	Compliance	= 100 %
SHP-11	Claims	5	Provider Dispute Resolution Correct Date of Receipt Recorded (Medi-Cal)	100%* accuracy of Received Date entered into the System. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	Qcare, HNCS, Omni, Page Center		●	CA	DMHC	Compliance	= 100 %
SHP-12	Claims	5	Provider Dispute Resolution Correct Determination Made (Medi-Cal)	100%* accuracy with correct determination made and letter being sent to Provider and/or Dispute Determination included within the Letter. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	Qcare, HNCS, Omni, Page Center			CA	DMHC	Compliance	= 100 %
SHP-20	Claims	5	Provider Dispute Resolution TAT (Molina Medi-Cal)	Timeliness is measured from receipt date to check date. 100%* processed within 45 working days. Molina Medi-Cal is in Riverside and San Bernardino counties. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	Qcare, HNCS, Omni, Page Center		♦	CA	DMHC	Compliance	= 100 %
SHP-29	Claims	5	Provider Dispute Resolution TAT (CalViva Medi-Cal)	Timeliness is measured from receipt date to check date. 100%* processed within 45 working days. *CalViva Medi-Cal is in Fresno, Kings and Madera Counties. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	Qcare, HNCS, Omni, Page Center		●	CA	DMHC	Compliance	= 100 %
SHP-10	Claims	5	Provider Dispute Resolution Reimbursement Accuracy (Medi-Cal)	100%* accuracy of Reimbursement to Provider. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	Quality Audit and Training (Monthly)		♦	CA	DMHC	Compliance	100%

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Universe	Sample Size	Apr-2013	May-2013	Jun-2013	Jul-2013	Aug-2013	Sep-2013	Oct-2013	Nov-2013	Dec-2013
SHP-1	Claims	5	New Day Claims (Medi-Cal)	Process 100%* of claims within 45 working days of receipt. Timeliness is measured from receipt date to check date. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	229217	N/A	98.80%	99.20%	99.40%	99.20%	99.25%	99.36%	99.60%	99.33%	99.11%
SHP-8	Claims	5	Provider Dispute Resolution TAT (Medi-Cal)	100%* processed within 45 working days. Timeliness is measured from receipt date to check date. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	988	N/A	98.16%	84.47%	93.72%	98.70%	99.07%	99.37%	99.34%	98.72%	98.29%
SHP-9	Claims	5	Provider Dispute Resolution Acknowledgement Letter TAT (Medi-Cal)	100%* within 2 working days (for Electronic) and within 15 working days (for Paper). Timeliness is measured from receipt date to letter date. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	1036	N/A	99.42%	98.76%	99.54%	99.53%	100.00%	99.74%	99.91%	100.00%	100.00%
SHP-11	Claims	5	Provider Dispute Resolution Correct Date of Receipt Recorded (Medi-Cal)	100%* accuracy of Received Date entered into the System. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	986	25	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	96.00%	100.00%	100.00%
SHP-12	Claims	5	Provider Dispute Resolution Correct Determination Made (Medi-Cal)	100%* accuracy with correct determination made and letter being sent to Provider and/or Dispute Determination included within the Letter. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	986	25	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	92.00%	100.00%
SHP-20	Claims	5	Provider Dispute Resolution TAT (Molina Medi-Cal)	Timeliness is measured from receipt date to check date. 100%* processed within 45 working days. Molina Medi-Cal is in Riverside and San Bernardino counties. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	25	N/A	89.66%	100.00%	97.56%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
SHP-29	Claims	5	Provider Dispute Resolution TAT (CalViva Medi-Cal)	Timeliness is measured from receipt date to check date. 100%* processed within 45 working days. *CalViva Medi-Cal is in Fresno, Kings and Madera Counties. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	912	N/A	98.26%	95.03%	98.12%	99.41%	99.40%	99.18%	99.06%	99.68%	99.50%
SHP-10	Claims	5	Provider Dispute Resolution Reimbursement Accuracy (Medi-Cal)	100%* accuracy of Reimbursement to Provider. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	986	25	100.00%	96.00%	96.00%	100.00%	100.00%	100.00%	84.00%	76.00%	92.00%

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Jan-2014	Feb-2014	Mar-2014	Apr-2014	RED HI	YELLOW LO	YELLOW HI	GREEN LO
SHP-1	Claims	5	New Day Claims (Medi-Cal)	Process 100%* of claims within 45 working days of receipt. Timeliness is measured from receipt date to check date. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	99.22%	99.38%	99.40%	99.50%	89.99	90	94.99	95
SHP-8	Claims	5	Provider Dispute Resolution TAT (Medi-Cal)	100%* processed within 45 working days. Timeliness is measured from receipt date to check date. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	87.31%	97.27%	96.10%	95.55%	89.99	90	94.99	95
SHP-9	Claims	5	Provider Dispute Resolution Acknowledgement Letter TAT (Medi-Cal)	100%* within 2 working days (for Electronic) and within 15 working days (for Paper). Timeliness is measured from receipt date to letter date. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	100.00%	100.00%	99.32%	99.71%	89.99	90	94.99	95
SHP-11	Claims	5	Provider Dispute Resolution Correct Date of Receipt Recorded (Medi-Cal)	100%* accuracy of Received Date entered into the System. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	100.00%	100.00%	96.00%	LAG MONTH	89.99	90	94.99	95
SHP-12	Claims	5	Provider Dispute Resolution Correct Determination Made (Medi-Cal)	100%* accuracy with correct determination made and letter being sent to Provider and/or Dispute Determination included within the Letter. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	100.00%	100.00%	92.00%	LAG MONTH	89.99	90	94.99	95
SHP-20	Claims	5	Provider Dispute Resolution TAT (Molina Medi-Cal)	Timeliness is measured from receipt date to check date. 100%* processed within 45 working days. Molina Medi-Cal is in Riverside and San Bernardino counties. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	86.67%	100.00%	100.00%	88.00%	89.99	90	94.99	95
SHP-29	Claims	5	Provider Dispute Resolution TAT (CalViva Medi-Cal)	Timeliness is measured from receipt date to check date. 100%* processed within 45 working days. *CalViva Medi-Cal is in Fresno, Kings and Madera Counties. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	91.70%	98.24%	98.27%	97.48%	89.99	90	94.99	95
SHP-10	Claims	5	Provider Dispute Resolution Reimbursement Accuracy (Medi-Cal)	100%* accuracy of Reimbursement to Provider. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	88.00%	92.00%	80.00%	LAG MONTH	89.99	90	94.99	95

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Measurement Tools	Comment	Status	Location	Regulator	Metric Type	Target
SHP-17	Claims	5	New Day Claims (Molina Medi-Cal)	Process 90% of claims within 30 calendar days of receipt. Timeliness is measured from receipt date to check date plus 2 days.	ABS - Monthly Adhoc Report		●	CA	DMHC	Compliance	>= 90 %
SHP-18	Claims	5	New Day Claims (Molina Medi-Cal)	Timeliness is measured from receipt date to check date. Process 100%* of claims within 45 working days of receipt Molina Medi-Cal is in Riverside and San Bernardino counties. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	QCARE - Monthly Adhoc Report		●	CA	DMHC	Compliance	100%
SHP-2	Claims	5	New Day Claims (Medi-Cal)	Process 90%* of claims within 30 calendar days of receipt. Timeliness is measured from receipt date to check date.	QCARE - Monthly Adhoc Report		●	CA	DMHC	Compliance	90%
SHP-21	Claims	5	HNCA New Day Claims (CalViva Medi-Cal)	Process 90% of claims within 30 calendar days of receipt. Timeliness is measured from receipt date to check date.	QCARE - Monthly Adhoc Report		●	CA	DMHC	Compliance	>= 90 %
SHP-22	Claims	5	HNCA New Day Claims (CalViva Medi-Cal)	Process 100%* of claims within 45 working days of receipt. Timeliness is measured from receipt date to check date. CalViva Medi-Cal is in Fresno, Kings and Madera Counties. *HNCA is required to be compliant 100% of the time for Claims and Provider Dispute	QCARE - Monthly Adhoc Report		●	CA	DMHC	Compliance	100%
SHP-299	Claims	5	Provider Dispute Resolution Reimbursement Accuracy (CalViva Medi-Cal)	100%* accuracy of Reimbursement to Provider. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	PDR Database		♦	CA	DMHC	Compliance	100%
SHP-3	Claims	5	Interest Payment Accuracy (Medi-Cal)	Interest Payment is calculated and applied accurately 100%* of the time. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	Quality Audit and Training (Monthly)		♦	CA	DMHC	Compliance	100%
SHP-116	Claims	5	CalViva Medi-Cal PDR Acknow. Letter TAT	100%* within 2 working days (for Electronic) and within 15 working days (for Paper). Timeliness is measured from receipt date to letter date.	Prime, ODW		●	CA	DMHC	Compliance	= 100 %
SHP-300	Claims	5	Provider Dispute Resolution Correct Date of Receipt Recorded (CalViva Medi-Cal)	100%* accuracy of Received Date entered into the System. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	Quality Audit and Training (Monthly)		●	CA	DMHC	Compliance	100%

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Universe	Sample Size	Apr-2013	May-2013	Jun-2013	Jul-2013	Aug-2013	Sep-2013	Oct-2013	Nov-2013	Dec-2013
SHP-17	Claims	5	New Day Claims (Molina Medi-Cal)	Process 90% of claims within 30 calendar days of receipt. Timeliness is measured from receipt date to check date plus 2 days.	2002	N/A	93.44%	93.89%	93.79%	94.16%	94.83%	93.35%	96.24%	96.15%	95.78%
SHP-18	Claims	5	New Day Claims (Molina Medi-Cal)	Timeliness is measured from receipt date to check date. Process 100%* of claims within 45 working days of receipt Molina Medi-Cal is in Riverside and San Bernardino counties. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	2002	N/A	98.14%	98.09%	98.99%	98.91%	97.95%	97.88%	98.62%	99.07%	99.25%
SHP-2	Claims	5	New Day Claims (Medi-Cal)	Process 90%* of claims within 30 calendar days of receipt. Timeliness is measured from receipt date to check date.	229217	N/A	92.90%	96.03%	93.94%	94.90%	95.43%	93.73%	95.00%	95.40%	93.44%
SHP-21	Claims	5	HNCA New Day Claims (CalViva Medi-Cal)	Process 90% of claims within 30 calendar days of receipt. Timeliness is measured from receipt date to check date.	192380	N/A	95.10%	96.79%	95.60%	96.95%	95.49%	94.27%	96.12%	96.22%	94.29%
SHP-22	Claims	5	HNCA New Day Claims (CalViva Medi-Cal)	Process 100%* of claims within 45 working days of receipt. Timeliness is measured from receipt date to check date. CalViva Medi-Cal is in Fresno, Kings and Madera Counties. *HNCA is required to be compliant 100% of the time for Claims and Provider Dispute	192380	N/A	99.43%	99.58%	99.63%	99.56%	98.97%	99.57%	99.87%	99.70%	99.04%
SHP-299	Claims	5	Provider Dispute Resolution Reimbursement Accuracy (CalViva Medi-Cal)	100%* accuracy of Reimbursement to Provider. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	708	25	100.00%	100.00%	76.00%	88.00%	92.00%	76.00%	84.00%	80.00%	92.00%
SHP-3	Claims	5	Interest Payment Accuracy (Medi-Cal)	Interest Payment is calculated and applied accurately 100%* of the time. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	247	25	100.00%	100.00%	92.00%	96.00%	100.00%	96.00%	100.00%	92.00%	84.00%
SHP-116	Claims	5	CalViva Medi-Cal PDR Acknow. Letter TAT	100%* within 2 working days (for Electronic) and within 15 working days (for Paper). Timeliness is measured from receipt date to letter date.	839	N/A	99.02%	99.94%	100.00%	96.99%	100.00%	99.49%	100.00%	99.89%	100.00%
SHP-300	Claims	5	Provider Dispute Resolution Correct Date of Receipt Recorded (CalViva Medi-Cal)	100%* accuracy of Received Date entered into the System. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	708	25	100.00%	100.00%	100.00%	92.00%	100.00%	100.00%	100.00%	100.00%	100.00%

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Jan-2014	Feb-2014	Mar-2014	Apr-2014	RED HI	YELLOW LO	YELLOW HI	GREEN LO
SHP-17	Claims	5	New Day Claims (Molina Medi-Cal)	Process 90% of claims within 30 calendar days of receipt. Timeliness is measured from receipt date to check date plus 2 days.	88.70%	90.02%	87.38%	92.40%	89.99	0	0	89.99
SHP-18	Claims	5	New Day Claims (Molina Medi-Cal)	Timeliness is measured from receipt date to check date. Process 100%* of claims within 45 working days of receipt Molina Medi-Cal is in Riverside and San Bernardino counties. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	98.64%	98.72%	97.61%	99.10%	89.99	90	94.99	95
SHP-2	Claims	5	New Day Claims (Medi-Cal)	Process 90%* of claims within 30 calendar days of receipt. Timeliness is measured from receipt date to check date.	90.79%	92.34%	99.70%	92.10%	89.99	0	0	89.99
SHP-21	Claims	5	HNCA New Day Claims (CalViva Medi-Cal)	Process 90% of claims within 30 calendar days of receipt. Timeliness is measured from receipt date to check date.	92.85%	94.07%	92.00%	92.70%	89.99	0	0	89.99
SHP-22	Claims	5	HNCA New Day Claims (CalViva Medi-Cal)	Process 100%* of claims within 45 working days of receipt. Timeliness is measured from receipt date to check date. CalViva Medi-Cal is in Fresno, Kings and Madera Counties. *HNCA is required to be compliant 100% of the time for Claims and Provider Dispute	99.67%	99.70%	99.65%	99.80%	89.99	90	94.99	95
SHP-299	Claims	5	Provider Dispute Resolution Reimbursement Accuracy (CalViva Medi-Cal)	100%* accuracy of Reimbursement to Provider. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	92.00%	92.00%	84.00%	LAG MONTH	89.99	90	94.99	95
SHP-3	Claims	5	Interest Payment Accuracy (Medi-Cal)	Interest Payment is calculated and applied accurately 100%* of the time. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	80.00%	56.00%	52.00%	LAG MONTH	89.99	90	94.99	95
SHP-116	Claims	5	CalViva Medi-Cal PDR Acknow. Letter TAT	100%* within 2 working days (for Electronic) and within 15 working days (for Paper). Timeliness is measured from receipt date to letter date.	100.00%	100.00%	100.00%	99.88%	89.99	90	94.99	95
SHP-300	Claims	5	Provider Dispute Resolution Correct Date of Receipt Recorded (CalViva Medi-Cal)	100%* accuracy of Received Date entered into the System. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	100.00%	100.00%	100.00%	LAG MONTH	89.99	90	94.99	95

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Measurement Tools	Comment	Status	Location	Regulator	Metric Type	Target
SHP-301	Claims	5	Provider Dispute Resolution Correct Determination Made (CalViva Medi-Cal)	100%* accuracy with correct determination made and letter being sent to Provider and/or Dispute Determination included within the Letter. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	Quality Audit and Training (Monthly)		●	CA	DMHC	Compliance	100%
SHP-302	Claims	5	Interest Payment Accuracy (CalViva Medi-Cal)	Interest Payment is calculated and applied accurately 100%* of the time. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	Quality Audit and Training (Monthly)		♦	CA	DMHC	Compliance	100%
SHP-303	Claims	5	Claims Denial Accuracy (CalViva Medi-Cal)	100%* Accuracy of Claims Denials. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	Quality Audit and Training (Monthly)		●	CA	DMHC	Compliance	100%
SHP-304	Claims	5	Denied Claims Correct Date of Receipt Recorded (CalViva Medi-Cal)	100%* accuracy of Date of Receipt recorded in the system. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	Quality Audit and Training (Monthly)		●	CA	DMHC	Compliance	100%
SHP-305	Claims	5	Explanation for Claim Denials (CalViva Medi-Cal)	100%* accuracy of Clear Explanation of Denial Reason being on Denial Letters. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	Quality Audit and Training (Monthly)		♦	CA	DMHC	Compliance	100%
SHP-369	Claims	6	Provider Claims Dispute - Acknowledgment Letter TAT	Claim disputes are acknowledged in writing and within 5 business days of receipt.	Qcare, HNCS, Omni, Page Center		●	AZ	AHCCCS	Compliance	= 100 %
SHP-370	Claims	6	Provider Claims Dispute - Resolution TAT	Contractor's Notice of Decision shall be mailed to all parties no later than 30 days after the provider files a claim dispute with the Contractor.	Qcare, HNCS, Omni, Page Center		●	AZ	AHCCCS	Compliance	= 100 %
SHP-371	Claims	6	Provider Claims Disputes - Overturned (Adjustments) TAT	If the claim dispute is overturned, in full or in part, the Contractor shall reprocess and pay the claim(s) in a manner consistent with the decision within 15 business days of the date of the Decision.	Qcare, HNCS, Omni, Page Center		●	AZ	AHCCCS	Compliance	= 100 %
SHP-372	Claims	6	Provider Claims Disputes - Request for State Fair Hearing TAT	Contractor must ensure that all supporting documentation is received by the AHCCCS Office of Administrative Legal Services (OALS), no later than 5 business days from the date the Contractor receives the provider's written hearing request.	Qcare, HNCS, Omni, Page Center		■	AZ	AHCCCS	Compliance	= 100 %

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Universe	Sample Size	Apr-2013	May-2013	Jun-2013	Jul-2013	Aug-2013	Sep-2013	Oct-2013	Nov-2013	Dec-2013
SHP-301	Claims	5	Provider Dispute Resolution Correct Determination Made (CalViva Medi-Cal)	100%* accuracy with correct determination made and letter being sent to Provider and/or Dispute Determination included within the Letter. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	708	25	100.00%	100.00%	100.00%	96.00%	100.00%	100.00%	100.00%	88.00%	92.00%
SHP-302	Claims	5	Interest Payment Accuracy (CalViva Medi-Cal)	Interest Payment is calculated and applied accurately 100%* of the time. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	166	25	92.00%	100.00%	100.00%	96.00%	100.00%	100.00%	82.35%	84.00%	96.00%
SHP-303	Claims	5	Claims Denial Accuracy (CalViva Medi-Cal)	100%* Accuracy of Claims Denials. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	16715	25	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
SHP-304	Claims	5	Denied Claims Correct Date of Receipt Recorded (CalViva Medi-Cal)	100%* accuracy of Date of Receipt recorded in the system. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	16715	25	100.00%	96.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
SHP-305	Claims	5	Explanation for Claim Denials (CalViva Medi-Cal)	100%* accuracy of Clear Explanation of Denial Reason being on Denial Letters. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	16715	25	96.00%	100.00%	96.00%	96.00%	100.00%	100.00%	92.00%	96.00%	100.00%
SHP-369	Claims	6	Provider Claims Dispute - Acknowledgment Letter TAT	Claim disputes are acknowledged in writing and within 5 business days of receipt.	36	N/A	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE
SHP-370	Claims	6	Provider Claims Dispute - Resolution TAT	Contractor's Notice of Decision shall be mailed to all parties no later than 30 days after the provider files a claim dispute with the Contractor.	41	N/A	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE
SHP-371	Claims	6	Provider Claims Disputes - Overturned (Adjustments) TAT	If the claim dispute is overturned, in full or in part, the Contractor shall reprocess and pay the claim(s) in a manner consistent with the decision within 15 business days of the date of the Decision.	37	N/A	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE
SHP-372	Claims	6	Provider Claims Disputes - Request for State Fair Hearing TAT	Contractor must ensure that all supporting documentation is received by the AHCCCS Office of Administrative Legal Services (OALS), no later than 5 business days from the date the Contractor receives the provider's written hearing request.	Null Universe	Null Universe	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Jan-2014	Feb-2014	Mar-2014	Apr-2014	RED HI	YELLOW LO	YELLOW HI	GREEN LO
SHP-301	Claims	5	Provider Dispute Resolution Correct Determination Made (CalViva Medi-Cal)	100%* accuracy with correct determination made and letter being sent to Provider and/or Dispute Determination included within the Letter. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	100.00%	100.00%	100.00%	LAG MONTH	89.99	90	94.99	95
SHP-302	Claims	5	Interest Payment Accuracy (CalViva Medi-Cal)	Interest Payment is calculated and applied accurately 100%* of the time. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	92.00%	60.00%	52.00%	LAG MONTH	89.99	90	94.99	95
SHP-303	Claims	5	Claims Denial Accuracy (CalViva Medi-Cal)	100%* Accuracy of Claims Denials. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	100.00%	100.00%	100.00%	LAG MONTH	89.99	90	94.99	95
SHP-304	Claims	5	Denied Claims Correct Date of Receipt Recorded (CalViva Medi-Cal)	100%* accuracy of Date of Receipt recorded in the system. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	100.00%	100.00%	100.00%	LAG MONTH	89.99	90	94.99	95
SHP-305	Claims	5	Explanation for Claim Denials (CalViva Medi-Cal)	100%* accuracy of Clear Explanation of Denial Reason being on Denial Letters. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	96.00%	96.00%	88.00%	LAG MONTH	89.99	90	94.99	95
SHP-369	Claims	6	Provider Claims Dispute - Acknowledgment Letter TAT	Claim disputes are acknowledged in writing and within 5 business days of receipt.	NULL UNIVERSE	100.00%	100.00%	97.30%	94.99	95	96.99	97
SHP-370	Claims	6	Provider Claims Dispute - Resolution TAT	Contractor's Notice of Decision shall be mailed to all parties no later than 30 days after the provider files a claim dispute with the Contractor.	NULL UNIVERSE	NULL UNIVERSE	100.00%	97.56%	94.99	95	96.99	97
SHP-371	Claims	6	Provider Claims Disputes - Overturned (Adjustments) TAT	If the claim dispute is overturned, in full or in part, the Contractor shall reprocess and pay the claim(s) in a manner consistent with the decision within 15 business days of the date of the Decision.	NULL UNIVERSE	NULL UNIVERSE	100.00%	100.00%	94.99	95	96.99	97
SHP-372	Claims	6	Provider Claims Disputes - Request for State Fair Hearing TAT	Contractor must ensure that all supporting documentation is received by the AHCCCS Office of Administrative Legal Services (OALS), no later than 5 business days from the date the Contractor receives the provider's written hearing request.	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	94.99	95	96.99	97

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Measurement Tools	Comment	Status	Location	Regulator	Metric Type	Target
SHP-373	Claims	5	90% Reassociation EFT & ERA within 3 days	Core Rule 370 A health plan must release for transmission to the healthcare provider the v5010 X12 835 corresponding to the Healthcare EFT Standards: No sooner than three business days, prior to the Effective Entry Date, and No later than three business days after the Effective Entry Date, 90% of the time as measured within a calendar month.	ABS - Monthly Adhoc Report		•	ALL	HHS	Compliance	>= 90 %
SHP-374	Claims	6	Claim Timeliness (0-30 days)	Contractor shall ensure that for each form type (Dental/Professional/Institutional), 95% of all clean claims are adjudicated within 30 days of receipt of the clean claim.	QCARE - Monthly Adhoc Report		•	AZ	AHCCCS	Compliance	>= 95 %
SHP-375	Claims	6	Claim Timeliness (0-60 days)	Contractor shall ensure that for each form type (Dental/Professional/Institutional), 99% of all clean claims are adjudicated within 60 days of receipt of the clean claim.	QCARE - Monthly Adhoc Report		•	AZ	AHCCCS	Compliance	>= 99 %
SHP-376	Claims	6	Claims - Electronic Submission (Professional, Intitutional, Dental)	Receive 60% of each claim type (professional, institutional and dental) based on volume of actual claims excluding claims processed by Pharmacy Benefit Managers (PBMs) electronically.	ABS - Monthly Adhoc Report		•	AZ	AHCCCS	Compliance	>= 60 %
SHP-377	Claims	6	Claims - Electronic Remittance Advice	Produce and distribute 60% of remittances electronically	ABS - Monthly Adhoc Report		•	AZ	AHCCCS	Compliance	>= 60 %
SHP-378	Claims	6	Claims Payment - Electronic Funds Transfer	60% of claims payments are via EFT	ABS - Monthly Adhoc Report		♦	AZ	AHCCCS	Compliance	>= 60 %
SHP-393	Claims	5	HIPAA Eligibility Verification Real Time 20 second Rule	Real Time (Core Rule 156) 270/271 Transaction 20 second response time rule. This rule is achieved when 90 percent of all required requests and responses are within a 20 second turnaround time in a calendar month.	Monthly Reports from both HN IT and our Clearing Houses.		•	ALL	HHS	Compliance	=> 90 %
SHP-394	Claims	5	HIPAA Claims Status Real Time 20 Second Response Time Rule	Real Time (Core Rule 156) 276/277 Transaction 20 second response time rule. This rule is achieved when 90 percent of all required requests and responses are within a 20 second turnaround time in a calendar month.	Monthly Reports from both HN IT and our Clearing Houses.		•	ALL	HHS	Compliance	=> 90 %

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Universe	Sample Size	Apr-2013	May-2013	Jun-2013	Jul-2013	Aug-2013	Sep-2013	Oct-2013	Nov-2013	Dec-2013
SHP-373	Claims	5	90% Reassociation EFT & ERA within 3 days	Core Rule 370 A health plan must release for transmission to the healthcare provider the v5010 X12 835 corresponding to the Healthcare EFT Standards: No sooner than three business days, prior to the Effective Entry Date, and No later than three business days after the Effective Entry Date, 90% of the time as measured within a calendar month.	70339	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
SHP-374	Claims	6	Claim Timeliness (0-30 days)	Contractor shall ensure that for each form type (Dental/Professional/Institutional), 95% of all clean claims are adjudicated within 30 days of receipt of the clean claim.	27261	N/A	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	100.00%	98.58%	96.34%
SHP-375	Claims	6	Claim Timeliness (0-60 days)	Contractor shall ensure that for each form type (Dental/Professional/Institutional), 99% of all clean claims are adjudicated within 60 days of receipt of the clean claim.	27261	N/A	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	100.00%	100.00%	100.00%
SHP-376	Claims	6	Claims - Electronic Submission (Professional, Intitutional, Dental)	Receive 60% of each claim type (professional, institutional and dental) based on volume of actual claims excluding claims processed by Pharmacy Benefit Managers (PBMs) electronically.	33968	N/A	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	93.75%	77.61%	71.20%
SHP-377	Claims	6	Claims - Electronic Remittance Advice	Produce and distribute 60% of remittances electronically	27261	N/A	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	69.56%	63.15%	57.65%
SHP-378	Claims	6	Claims Payment - Electronic Funds Transfer	60% of claims payments are via EFT	27261	N/A	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	28.50%	29.73%	34.38%
SHP-393	Claims	5	HIPAA Eligibility Verification Real Time 20 second Rule	Real Time (Core Rule 156) 270/271 Transaction 20 second response time rule. This rule is achieved when 90 percent of all required requests and responses are within a 20 second turnaround time in a calendar month.	887875	N/A	97.60%	100.00%	98.19%	98.39%	97.04%	98.57%	97.65%	99.28%	93.15%
SHP-394	Claims	5	HIPAA Claims Status Real Time 20 Second Response Time Rule	Real Time (Core Rule 156) 276/277 Transaction 20 second response time rule. This rule is achieved when 90 percent of all required requests and responses are within a 20 second turnaround time in a calendar month.	38179	N/A	100.00%	100.00%	100.00%	98.48%	99.28%	93.66%	98.06%	99.90%	69.48%

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Jan-2014	Feb-2014	Mar-2014	Apr-2014	RED HI	YELLOW LO	YELLOW HI	GREEN LO
SHP-373	Claims	5	90% Reassociation EFT & ERA within 3 days	Core Rule 370 A health plan must release for transmission to the healthcare provider the v5010 X12 835 corresponding to the Healthcare EFT Standards: No sooner than three business days, prior to the Effective Entry Date, and No later than three business days after the Effective Entry Date, 90% of the time as measured within a calendar month.	93.00%	97.41%	99.38%	99.93%	89.99	0	0	89.99
SHP-374	Claims	6	Claim Timeliness (0-30 days)	Contractor shall ensure that for each form type (Dental/Professional/Institutional), 95% of all clean claims are adjudicated within 30 days of receipt of the clean claim.	98.00%	99.40%	99.60%	98.80%	94.99	0	0	95
SHP-375	Claims	6	Claim Timeliness (0-60 days)	Contractor shall ensure that for each form type (Dental/Professional/Institutional), 99% of all clean claims are adjudicated within 60 days of receipt of the clean claim.	99.95%	99.90%	99.90%	99.70%	98.99	0	0	99
SHP-376	Claims	6	Claims - Electronic Submission (Professional, Intitutional, Dental)	Receive 60% of each claim type (professional, institutional and dental) based on volume of actual claims excluding claims processed by Pharmacy Benefit Managers (PBMs) electronically.	76.17%	78.70%	84.00%	81.20%	54.9	55	59.9	60
SHP-377	Claims	6	Claims - Electronic Remittance Advice	Produce and distribute 60% of remittances electronically	61.94%	66.10%	63.20%	61.10%	54.9	55	59.9	60
SHP-378	Claims	6	Claims Payment - Electronic Funds Transfer	60% of claims payments are via EFT	37.79%	47.50%	50.20%	48.00%	54.9	55	59.9	60
SHP-393	Claims	5	HIPAA Eligibility Verification Real Time 20 second Rule	Real Time (Core Rule 156) 270/271 Transaction 20 second response time rule. This rule is achieved when 90 percent of all required requests and responses are within a 20 second turnaround time in a calendar month.	98.26%	98.43%	99.22%	98.46%	89.99	0	0	89.99
SHP-394	Claims	5	HIPAA Claims Status Real Time 20 Second Response Time Rule	Real Time (Core Rule 156) 276/277 Transaction 20 second response time rule. This rule is achieved when 90 percent of all required requests and responses are within a 20 second turnaround time in a calendar month.	97.00%	99.35%	99.97%	98.35%	89.99	0	0	89.99

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Measurement Tools	Comment	Status	Location	Regulator	Metric Type	Target
SHP-395	Claims	5	Eligibility Verification System Availability 86% Rule	Core Rule 157 Eligibility and Benefits System Availability Rule: Real Time Transaction 270/271 System availability must be no less then 86 percent per calendar week for both real time and batch processing modes. System is defined as having all necessary means of processing a 270 inquiry and returning a response. Calendar week is defined as 12:01am Sunday to 12:01am the following Sunday.	Monthly Reports from both HN IT and our Clearing Houses.		●	ALL	HHS	Compliance	=> 86 %
SHP-396	Claims	5	Claims Status System Availability 86% Rule	Core Rule 250 Claims status rule (276/277) refers to Core Rule 157 for system availability requirements. Real Time Transaction 276/277 System availability must be no less then 86 percent per calendar week for both real time and batch processing modes. System is defined as having all necessary means of processing a 276 inquiry and returning a 277 response. Calendar week is defined as 12:01am Sunday to 12:01am the following Sunday	Monthly Reports from both HN IT and our Clearing Houses.		●	ALL	HHS	Compliance	=> 86 %
SHP-4	Claims	5	Claim Forwarding TAT (Medi-Cal)	100%* within 10 working days. Timeliness measured from receipt date to date forwarded to the contracting provider group. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	ABS - Monthly Adhoc Report		●	CA	DMHC	Compliance	100%
SHP-5	Claims	5	Claims Denial Accuracy (Medi-Cal)	100%* Accuracy of Claims Denials. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	Quality Audit and Training (Monthly)		●	CA	DMHC	Compliance	100%
SHP-6	Claims	5	Denied Claims Correct Date of Receipt Recorded (Medi-Cal)	100%* accuracy of Date of Receipt recorded in the system. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	Quality Audit and Training (Monthly)		●	CA	DMHC	Compliance	100%
SHP-7	Claims	5	Explanation for Claim Denials (Medi-Cal)	100%* accuracy of Clear Explanation of Denial Reason being on Denial Letters. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	Quality Audit and Training (Monthly)		●	CA	DMHC	Compliance	100%

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Universe	Sample Size	Apr-2013	May-2013	Jun-2013	Jul-2013	Aug-2013	Sep-2013	Oct-2013	Nov-2013	Dec-2013
SHP-395	Claims	5	Eligibility Verification System Availability 86% Rule	Core Rule 157 Eligibility and Benefits System Availability Rule: Real Time Transaction 270/271 System availability must be no less then 86 percent per calendar week for both real time and batch processing modes. System is defined as having all necessary means of processing a 270 inquiry and returning a response. Calendar week is defined as 12:01am Sunday to 12:01am the following Sunday.	972127	N/A	99.00%	96.00%	99.00%	99.00%	96.00%	97.00%	99.00%	98.00%	98.00%
SHP-396	Claims	5	Claims Status System Availability 86% Rule	Core Rule 250 Claims status rule (276/277) refers to Core Rule 157 for system availability requirements. Real Time Transaction 276/277 System availability must be no less then 86 percent per calendar week for both real time and batch processing modes. System is defined as having all necessary means of processing a 276 inquiry and returning a 277 response. Calendar week is defined as 12:01am Sunday to 12:01am the following Sunday	34932	N/A	N/A	98.00%	99.00%	100.00%	98.00%	99.00%	100.00%	100.00%	100.00%
SHP-4	Claims	5	Claim Forwarding TAT (Medi-Cal)	100%* within 10 working days. Timeliness measured from receipt date to date forwarded to the contracting provider group. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	57945	N/A	97.78%	97.44%	97.68%	96.83%	97.04%	97.09%	97.17%	95.82%	97.06%
SHP-5	Claims	5	Claims Denial Accuracy (Medi-Cal)	100%* Accuracy of Claims Denials. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	37792	25	96.00%	92.00%	100.00%	96.00%	92.00%	96.00%	96.00%	92.00%	100.00%
SHP-6	Claims	5	Denied Claims Correct Date of Receipt Recorded (Medi-Cal)	100%* accuracy of Date of Receipt recorded in the system. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	37792	25	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
SHP-7	Claims	5	Explanation for Claim Denials (Medi-Cal)	100%* accuracy of Clear Explanation of Denial Reason being on Denial Letters. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	37792	25	96.00%	100.00%	100.00%	96.00%	100.00%	100.00%	92.00%	100.00%	92.00%

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Jan-2014	Feb-2014	Mar-2014	Apr-2014	RED HI	YELLOW LO	YELLOW HI	GREEN LO
SHP-395	Claims	5	Eligibility Verification System Availability 86% Rule	Core Rule 157 Eligibility and Benefits System Availability Rule: Real Time Transaction 270/271 System availability must be no less then 86 percent per calendar week for both real time and batch processing modes. System is defined as having all necessary means of processing a 270 inquiry and returning a response. Calendar week is defined as 12:01am Sunday to 12:01am the following Sunday.	99.00%	98.00%	99.00%	99.00%	85.99	0	0	85.99
SHP-396	Claims	5	Claims Status System Availability 86% Rule	Core Rule 250 Claims status rule (276/277) refers to Core Rule 157 for system availability requirements. Real Time Transaction 276/277 System availability must be no less then 86 percent per calendar week for both real time and batch processing modes. System is defined as having all necessary means of processing a 276 inquiry and returning a 277 response. Calendar week is defined as 12:01am Sunday to 12:01am the following Sunday	99.00%	98.00%	99.00%	99.00%	85.99	0	0	85.99
SHP-4	Claims	5	Claim Forwarding TAT (Medi-Cal)	100%* within 10 working days. Timeliness measured from receipt date to date forwarded to the contracting provider group. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	96.69%	96.85%	97.18%	97.02%	89.99	90	94.99	95
SHP-5	Claims	5	Claims Denial Accuracy (Medi-Cal)	100%* Accuracy of Claims Denials. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	92.00%	100.00%	96.00%	LAG MONTH	89.99	90	94.99	95
SHP-6	Claims	5	Denied Claims Correct Date of Receipt Recorded (Medi-Cal)	100%* accuracy of Date of Receipt recorded in the system. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	100.00%	100.00%	100.00%	LAG MONTH	89.99	90	94.99	95
SHP-7	Claims	5	Explanation for Claim Denials (Medi-Cal)	100%* accuracy of Clear Explanation of Denial Reason being on Denial Letters. *HNCA is required to be compliant 100% of the time for Claims and Provider Disputes TATs.	100.00%	100.00%	96.00%	LAG MONTH	89.99	90	94.99	95

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Measurement Tools	Comment	Status	Location	Regulator	Metric Type	Target
DPD	Claims	7	Claim Timeliness (Duals)	90% of claims processed within 30 calendar days of receipt. Follow the current Medi-Cal claims TAT standards for CMC claims in order to meet the current and more stringent Knox-Keene and regulatory requirements as cited in the DHCS contract and as referenced in the 3 Way Contract 2.1.3. CMS and DHCS should accept that 100% of all claims will be processed within 45 working days under the more stringent Knox Keene requirement.	ABS - Monthly Adhoc Report	New SLA		CA	CMS & DHCS	Compliance	
DPD	Claims	7	Claim Timeliness (Duals)	100% of claims processed within 45 working days of receipt. Follow the current Medi-Cal claims TAT standards for CMC claims in order to meet the current and more stringent Knox-Keene and regulatory requirements as cited in the DHCS contract and as referenced in the 3 Way Contract 2.1.3. CMS and DHCS should accept that 100% of all claims will be processed within 45 working days under the more stringent Knox Keene requirement.	ABS - Monthly Adhoc Report	New SLA		CA	CMS & DHCS	Compliance	
SHP	Claims	6	Date of Receipt (AHCCCS)	The receipt date of the claim is the date stamp on the claim or the date electronically received. The receipt date is the day the claim is received at the Contractor's specified claim mailing address. The Contractor shall forward all claims received to the subcontractor responsible for claims adjudication.	Quality Audit and Training (Monthly)	New SLA		AZ	AHCCCS	Compliance	

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Universe	Sample Size	Apr-2013	May-2013	Jun-2013	Jul-2013	Aug-2013	Sep-2013	Oct-2013	Nov-2013	Dec-2013
DPD	Claims	7	Claim Timeliness (Duals)	90% of claims processed within 30 calendar days of receipt. Follow the current Medi-Cal claims TAT standards for CMC claims in order to meet the current and more stringent Knox-Keene and regulatory requirements as cited in the DHCS contract and as referenced in the 3 Way Contract 2.1.3. CMS and DHCS should accept that 100% of all claims will be processed within 45 working days under the more stringent Knox Keene requirement.											
DPD	Claims	7	Claim Timeliness (Duals)	100% of claims processed within 45 working days of receipt. Follow the current Medi-Cal claims TAT standards for CMC claims in order to meet the current and more stringent Knox-Keene and regulatory requirements as cited in the DHCS contract and as referenced in the 3 Way Contract 2.1.3. CMS and DHCS should accept that 100% of all claims will be processed within 45 working days under the more stringent Knox Keene requirement.											
SHP	Claims	6	Date of Receipt (AHCCCS)	The receipt date of the claim is the date stamp on the claim or the date electronically received. The receipt date is the day the claim is received at the Contractor's specified claim mailing address. The Contractor shall forward all claims received to the subcontractor responsible for claims adjudication.											

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Jan-2014	Feb-2014	Mar-2014	Apr-2014	RED HI	YELLOW LO	YELLOW HI	GREEN LO
DPD	Claims	7	Claim Timeliness (Duals)	90% of claims processed within 30 calendar days of receipt. Follow the current Medi-Cal claims TAT standards for CMC claims in order to meet the current and more stringent Knox-Keene and regulatory requirements as cited in the DHCS contract and as referenced in the 3 Way Contract 2.1.3. CMS and DHCS should accept that 100% of all claims will be processed within 45 working days under the more stringent Knox Keene requirement.					84.99	85	89.99	90
DPD	Claims	7	Claim Timeliness (Duals)	100% of claims processed within 45 working days of receipt. Follow the current Medi-Cal claims TAT standards for CMC claims in order to meet the current and more stringent Knox-Keene and regulatory requirements as cited in the DHCS contract and as referenced in the 3 Way Contract 2.1.3. CMS and DHCS should accept that 100% of all claims will be processed within 45 working days under the more stringent Knox Keene requirement.					89.99	90	94.99	95
SHP	Claims	6	Date of Receipt (AHCCCS)	The receipt date of the claim is the date stamp on the claim or the date electronically received. The receipt date is the day the claim is received at the Contractor's specified claim mailing address. The Contractor shall forward all claims received to the subcontractor responsible for claims adjudication.					89.99	90	94.99	95

SHP	Claims	6	Clean Claim Tineliness (AHCCCS)	95% within 30 days: Unless a subcontract specifies otherwise, Contractors shall ensure that for each form type (Dental/Professional/Institutional) 95% of all clean claims are adjudicated within 30 days of receipt of the clean claim. The Contractor shall not pay: 1. Claims initially submitted more than six months after date of service for which payment is claimed or after the date that eligibility is posted, whichever date is later; or 2. Claims that are submitted as clean claims more than 12 months after date of service for which payment is claimed or after the date that eligibility is posted, whichever date is later (A.R.S.§36-2904.G). Claim payment requirements pertain to both contracted and non-contracted providers	ABS - Monthly Adhoc Report	New SLA		AZ	AHCCCS	Compliance	
SHP	Claims	6	Clean Claim Tineliness (AHCCCS)	99% within 60 days: Unless a subcontract specifies otherwise, Contractors shall ensure that for each form type (Dental/Professional/Institutional) 99% are adjudicated within 60 days of receipt of the clean claim. The Contractor shall not pay: 1. Claims initially submitted more than six months after date of service for which payment is claimed or after the date that eligibility is posted, whichever date is later; or 2. Claims that are submitted as clean claims more than 12 months after date of service for which payment is claimed or after the date that eligibility is posted, whichever date is later (A.R.S.§36-2904.G). Claim payment requirements pertain to both contracted and non-contracted	ABS - Monthly Adhoc Report	New SLA		AZ	AHCCCS	Compliance	
MPD	Claims	4	Medicare NDP Letters	30 days from denial date	Monthly report from OPUS that is sample audited for timeliness.	Measured at time of audit. Regulation is 30 days for contracted and 60 days for non-contracted. (The internal target is to process within 1 day of determination but has not been tracked for historical purposes). This measurment needs to be tracked going forward.		CA	CMS	Compliance	95% > within the stated time frames

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Universe	Sample Size	Apr-2013	May-2013	Jun-2013	Jul-2013	Aug-2013	Sep-2013	Oct-2013	Nov-2013	Dec-2013
SHP	Claims	6	Clean Claim Tineliness (AHCCCS)	95% within 30 days: Unless a subcontract specifies otherwise, Contractors shall ensure that for each form type (Dental/Professional/Institutional) 95% of all clean claims are adjudicated within 30 days of receipt of the clean claim. The Contractor shall not pay: 1. Claims initially submitted more than six months after date of service for which payment is claimed or after the date that eligibility is posted, whichever date is later; or 2. Claims that are submitted as clean claims more than 12 months after date of service for which payment is claimed or after the date that eligibility is posted, whichever date is later (A.R.S §36-2904.G). Claim payment requirements pertain to both contracted and non-contracted providers											
SHP	Claims	6	Clean Claim Tineliness (AHCCCS)	99% within 60 days: Unless a subcontract specifies otherwise, Contractors shall ensure that for each form type (Dental/Professional/Institutional) 99% are adjudicated within 60 days of receipt of the clean claim. The Contractor shall not pay: 1. Claims initially submitted more than six months after date of service for which payment is claimed or after the date that eligibility is posted, whichever date is later; or 2. Claims that are submitted as clean claims more than 12 months after date of service for which payment is claimed or after the date that eligibility is posted, whichever date is later (A.R.S §36-2904.G). Claim payment requirements pertain to both contracted and non-contracted											
MPD	Claims	4	Medicare NDP Letters	30 days from denial date											

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Jan-2014	Feb-2014	Mar-2014	Apr-2014	RED HI	YELLOW LO	YELLOW HI	GREEN LO
SHP	Claims	6	Clean Claim Tineliness (AHCCCS)	95% within 30 days: Unless a subcontract specifies otherwise, Contractors shall ensure that for each form type (Dental/Professional/Institutional) 95% of all clean claims are adjudicated within 30 days of receipt of the clean claim. The Contractor shall not pay: 1. Claims initially submitted more than six months after date of service for which payment is claimed or after the date that eligibility is posted, whichever date is later; or 2. Claims that are submitted as clean claims more than 12 months after date of service for which payment is claimed or after the date that eligibility is posted, whichever date is later (A.R.S.§36-2904.G). Claim payment requirements pertain to both contracted and non-contracted providers					89.99	90	94.99	95
SHP	Claims	6	Clean Claim Tineliness (AHCCCS)	99% within 60 days: Unless a subcontract specifies otherwise, Contractors shall ensure that for each form type (Dental/Professional/Institutional) 99% are adjudicated within 60 days of receipt of the clean claim. The Contractor shall not pay: 1. Claims initially submitted more than six months after date of service for which payment is claimed or after the date that eligibility is posted, whichever date is later; or 2. Claims that are submitted as clean claims more than 12 months after date of service for which payment is claimed or after the date that eligibility is posted, whichever date is later (A.R.S.§36-2904.G). Claim payment requirements pertain to both contracted and non-contracted					94.99	95	98.99	99
MPD	Claims	4	Medicare NDP Letters	30 days from denial date					89.99	90	94.99	95

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Measurement Tools	Comment	Status	Location	Regulator	Metric Type	Target
MPD	Claims	4	Medicare NDP Letters	30 days from denial date	Monthly report from OPUS that is sample audited for timeliness.	Measured at time of audit. Regulation is 30 days for contracted and 60 days for non-contracted. (The internal target is to process within 1 day of determination but has not been tracked for historical purposes). This measurment needs to be tracked going forward.		OR	CMS	Compliance	95% > within the stated time frames
MPD	Claims	4	Medicare NDP Letters	30 days from denial date	Monthly report from OPUS that is sample audited for timeliness.	Measured at time of audit. Regulation is 30 days for contracted and 60 days for non-contracted. (The internal target is to process within 1 day of determination but has not been tracked for historical purposes). This measurment needs to be tracked going forward.		AZ	CMS	Compliance	95% > within the stated time frames
CPD	Claims	3	AZ Development Letters	every 30 days from contested date	ACCESS Data Base	Measured at time of audit. Must be within 30 days with minimum of 2 attempts made. This measurement needs to be tracked going forward.		AZ	ADOI	Compliance	95% > within the stated time frames
CPD	Claims	2	OR Development Letters	sent once within 30 days from contested date	ACCESS Data Base	Measured at time of audit. Must be within 30 days with minimum of 2 attempts made. This measurement needs to be tracked going forward.		OR	ORDOI	Compliance	95% > within the stated time frames
MPD	Claims	4	Medicare Development Letters	for non contracted providers, notification is sent of contested claim and claim must be finalized by 60th day from received date	ACCESS Data Base	Measured at time of audit. Must have a minimum of 2 attempts to get the required information within a 60 day period. This measurement needs to be tracked going forward.		AZ	CMS	Compliance	95% > within the stated time frames
MPD	Claims	4	Medicare Development Letters	for non contracted providers, notification is sent of contested claim and claim must be finalized by 60th day from received date	ACCESS Data Base	Measured at time of audit. Must have a minimum of 2 attempts to get the required information within a 60 day period. This measurement needs to be tracked going forward.		CA	CMS	Compliance	95% > within the stated time frames
MPD	Claims	4	Medicare Development Letters	for non contracted providers, notification is sent of contested claim and claim must be finalized by 60th day from received date	ACCESS Data Base	Measured at time of audit. Must have a minimum of 2 attempts to get the required information within a 60 day period. This measurement needs to be tracked going forward.		OR	CMS	Compliance	95% > within the stated time frames
CPD	Claims	1	CA Turn Around Time	99% of claims processed within 30 calendar days	Monthly report from OPUS		♦	CA	DMHC	Compliance	99%
CPD	Claims	2	OR Turn Around Time	99% of claims processed within 30 calendar days	Monthly report from OPUS		●	OR	ORDOI	Compliance	99%
CPD	Claims	3	AZ Turn Around Time	99% of claims processed within 30 calendar days	Monthly report from OPUS		●	AZ	ADOI	Compliance	99%

Membership Accounting Compliance Metrics
Metric Data as of Apr-2014

Final

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Universe	Sample Size	Apr-2013	May-2013	Jun-2013	Jul-2013	Aug-2013	Sep-2013	Oct-2013	Nov-2013	Dec-2013
MPD	Claims	4	Medicare NDP Letters	30 days from denial date											
MPD	Claims	4	Medicare NDP Letters	30 days from denial date											
CPD	Claims	3	AZ Development Letters	every 30 days from contested date											
CPD	Claims	2	OR Development Letters	sent once within 30 days from contested date											
MPD	Claims	4	Medicare Development Letters	for non contracted providers, notification is sent of contested claim and claim must be finalized by 60th day from received date											
MPD	Claims	4	Medicare Development Letters	for non contracted providers, notification is sent of contested claim and claim must be finalized by 60th day from received date											
MPD	Claims	4	Medicare Development Letters	for non contracted providers, notification is sent of contested claim and claim must be finalized by 60th day from received date											
CPD	Claims	1	CA Turn Around Time	99% of claims processed within 30 calendar days			98.75%	99.39%	98.98%	99.37%	99.02%	98.40%	98.06%	96.04%	88.92%
CPD	Claims	2	OR Turn Around Time	99% of claims processed within 30 calendar days			98.43%	98.29%	98.54%	98.27%	97.24%	98.24%	98.40%	98.14%	98.09%
CPD	Claims	3	AZ Turn Around Time	99% of claims processed within 30 calendar days			98.71%	99.15%	98.42%	98.90%	96.00%	99.05%	99.43%	99.47%	98.93%

Membership Accounting Compliance Metrics
Metric Data as of Apr-2014

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Jan-2014	Feb-2014	Mar-2014	Apr-2014	RED HI	YELLOW LO	YELLOW HI	GREEN LO
MPD	Claims	4	Medicare NDP Letters	30 days from denial date					89.99	90	94.99	95
MPD	Claims	4	Medicare NDP Letters	30 days from denial date					89.99	90	94.99	95
CPD	Claims	3	AZ Development Letters	every 30 days from contested date					89.99	90	94.99	95
CPD	Claims	2	OR Development Letters	sent once within 30 days from contested date					89.99	90	94.99	95
MPD	Claims	4	Medicare Development Letters	for non contracted providers, notification is sent of contested claim and claim must be finalized by 60th day from received date					89.99	90	94.99	95
MPD	Claims	4	Medicare Development Letters	for non contracted providers, notification is sent of contested claim and claim must be finalized by 60th day from received date					89.99	90	94.99	95
MPD	Claims	4	Medicare Development Letters	for non contracted providers, notification is sent of contested claim and claim must be finalized by 60th day from received date					89.99	90	94.99	95
CPD	Claims	1	CA Turn Around Time	99% of claims processed within 30 calendar days	84.27%	80.81%	90.44%	93.90%	89.99	90	94.99	95
CPD	Claims	2	OR Turn Around Time	99% of claims processed within 30 calendar days	97.40%	98.95%	95.07%	98.11%	89.99	90	94.99	95
CPD	Claims	3	AZ Turn Around Time	99% of claims processed within 30 calendar days	97.44%	98.94%	98.61%	98.88%	89.99	90	94.99	95

Membership Accounting Compliance Metrics
Metric Data as of Apr-2014

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Measurement Tools	Comment	Status	Location	Regulator	Metric Type	Target
CPD	MAE	1	ACA- Processing ID Cards	ID cards sent within 10 business days of receiving complete and accurate enrollment information from the exchange and premium.	Manual Calculation between data from a future report extracted from ABS and data from the OCOE.	New SLA		CA/AZ	CMS/DMHC/CDI/ADOI	Compliance	99%
CPD	MAE	1	ACA- Processing ID Cards	The Exchange will receive the 999 file within one business day of receipt of the 834/820 file 85% of the time and within 3 business days of receiept of the 834/820 file 99% of the time within any given month.	ITG Extract	New SLA		CA/AZ	CMS/DMHC/CDI/ADOI	Compliance	99%
CPD	MAE	1	ACA- Effectuation of Enrollment	The exchange will receive the 834 file wthin one business day of receipt of the member's initial payment file 85% of the time and within 3 business days of receipt of the member's initial payment 99% of the time within any given month.	ITG Extract	New SLA		CA/AZ	CMS/DMHC/CDI/ADOI	Compliance	98%
CPD	MAE	1	ACA-Member Payment	The Exchange will receive the 820 file within one business day of receipt of the member's payment file 95% of the time and within 3 business days of receipt of the member's payment 99% of the time within any given month.	ITG Extract	New SLA		CA/AZ	CMS/DMHC/CDI/ADOI	Compliance	99%
CPD	MAE	1	ACA- Enrollment Change upon Non-receipt of member payment, 30 day notice and termination.	The Exchange will receive the 834 file within one business day of receipt of change of the member's status 95% of the time and within 3 business days of reciept of the member's status 99% of the time within any given month.	ITG Extract	New SLA		CA/AZ	CMS/DMHC/CDI/ADOI	Compliance	99%
CPD	MAE	1	HMO/POS Delinquency Notice	% of risk of termination notices sent to delinquent members 30 days prior to termination	Data from ODW & Access Database	New SLA, HSC 1365		CA	DMHC	Compliance	100%
CPD	MAE	1	PPO/EPO Delinquency Notice	% of risk of termination notices sent to delinquent members 30 days prior to termination	Data from ODW & Access Database	New SLA, CIC 10273.4		CA	CDI	Compliance	100%
CPD	MAE	1	On Exchange Delinquency Notice	% of notices sent to delinquent members with APTC three months prior to termination	Data from ODW & Access Database	New SLA, CFR 156.270		CA	CMS, DMHC, CDI	Compliance	100%
CPD	MAE	3	On Exchange Delinquency Notice	% of notices sent to delinquent members with APTC three months prior to termination	Data from ODW & Access Database	New SLA, CFR 156.270		AZ	CMS/DMHC/CDI/ADOI	Compliance	100%
CPD	MAE	1	ACA- Reporting Cancellations	Reporting Cancellations for Non-Payment to the exchange by the 10th of the month	ITG Extract	New SLA		CA	CMS/DMHC/CDI/ADOI	Compliance	100%
CPD	MAE	3	ACA- Reporting Cancellations	Reporting Cancellations for Non-Payments to the Federal Exchange by the 5th of the month	ITG Extract	New SLA		AZ	CMS/DMHC/CDI/ADOI	Compliance	100%

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Universe	Sample Size	Apr-2013	May-2013	Jun-2013	Jul-2013	Aug-2013	Sep-2013	Oct-2013	Nov-2013	Dec-2013
CPD	MAE	1	ACA- Processing ID Cards	ID cards sent within 10 business days of receiving complete and accurate enrollment information from the exchange and premium.											
CPD	MAE	1	ACA- Processing ID Cards	The Exchange will receive the 999 file within one business day of receipt of the 834/820 file 85% of the time and within 3 business days of receiept of the 834/820 file 99% of the time within any given month.											
CPD	MAE	1	ACA- Effectuation of Enrollment	The exchange will receive the 834 file within one business day of receipt of the member's initial payment file 85% of the time and within 3 business days of receipt of the member's initial payment 99% of the time within any given month.											
CPD	MAE	1	ACA-Member Payment	The Exchange will receive the 820 file within one business day of receipt of the member's payment file 95% of the time and within 3 business days of receipt of the member's payment 99% of the time within any given month.											
CPD	MAE	1	ACA- Enrollment Change upon Non-receipt of member payment, 30 day notice and termination.	The Exchange will receive the 834 file within one business day of receipt of change of the member's status 95% of the time and within 3 business days of reciept of the member's status 99% of the time within any given month.											
CPD	MAE	1	HMO/POS Delinquency Notice	% of risk of termination notices sent to delinquent members 30 days prior to termination											
CPD	MAE	1	PPO/EPO Delinquency Notice	% of risk of termination notices sent to delinquent members 30 days prior to termination											
CPD	MAE	1	On Exchange Delinquency Notice	% of notices sent to delinquent members with APTC three months prior to termination											
CPD	MAE	3	On Exchange Delinquency Notice	% of notices sent to delinquent members with APTC three months prior to termination											
CPD	MAE	1	ACA- Reporting Cancellations	Reporting Cancellations for Non-Payment to the exchange by the 10th of the month											
CPD	MAE	3	ACA- Reporting Cancellations	Reporting Cancellations for Non-Payments to the Federal Exchange by the 5th of the month											

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Jan-2014	Feb-2014	Mar-2014	Apr-2014	RED HI	YELLOW LO	YELLOW HI	GREEN LO
CPD	MAE	1	ACA- Processing ID Cards	ID cards sent within 10 business days of receiving complete and accurate enrollment information from the exchange and premium.	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	89.99	90	94.99	95
CPD	MAE	1	ACA- Processing ID Cards	The Exchange will receive the 999 file within one business day of receipt of the 834/820 file 85% of the time and within 3 business days of receiept of the 834/820 file 99% of the time within any given month.	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	89.99	90	94.99	95
CPD	MAE	1	ACA- Effectuation of Enrollment	The exchange will receive the 834 file wthin one business day of receipt of the member's initial payment file 85% of the time and within 3 business days of receipt of the member's initial payment 99% of the time within any given month.	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	89.99	90	94.99	95
CPD	MAE	1	ACA-Member Payment	The Exchange will receive the 820 file within one business day of receipt of the member's payment file 95% of the time and within 3 business days of receipt of the member's payment 99% of the time within any given month.	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	89.99	90	94.99	95
CPD	MAE	1	ACA- Enrollment Change upon Non-receipt of member payment, 30 day notice and termination.	The Exchange will receive the 834 file within one business day of receipt of change of the member's status 95% of the time and within 3 business days of reciept of the member's status 99% of the time within any given month.	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	89.99	90	94.99	95
CPD	MAE	1	HMO/POS Delinquency Notice	% of risk of termination notices sent to delinquent members 30 days prior to termination	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	89.99	90	94.99	95
CPD	MAE	1	PPO/EPO Delinquency Notice	% of risk of termination notices sent to delinquent members 30 days prior to termination	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	89.99	90	94.99	95
CPD	MAE	1	On Exchange Delinquency Notice	% of notices sent to delinquent members with APTC three months prior to termination	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	89.99	90	94.99	95
CPD	MAE	3	On Exchange Delinquency Notice	% of notices sent to delinquent members with APTC three months prior to termination	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	89.99	90	94.99	95
CPD	MAE	1	ACA- Reporting Cancellations	Reporting Cancellations for Non-Payment to the exchange by the 10th of the month	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	89.99	90	94.99	95
CPD	MAE	3	ACA- Reporting Cancellations	Reporting Cancellations for Non-Payments to the Federal Exchange by the 5th of the month	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	89.99	90	94.99	95

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Measurement Tools	Comment	Status	Location	Regulator	Metric Type	Target
CPD-663	MAE	1	TAT of Termination Notice due to non-payment of premium for life insurance policies	% of notices sent to the life insurance policy owner, and their designee (if individual) at least 30 days prior to the effective date of lapse or termination and within 30 days after premium is due and unpaid.	Genelco generated Report, manual tracking		●	ALL	CDI	Compliance	= 100 %
CPD-673	MAE	1	MSP Input & TIN Reference Files - Submission Timeliness	TIN Reference File: Submitted by the assigned submission period each quarter. MSP Input File: Submitted within the assigned, 7-day submission period each quarter.	Health Net Data Warehouse automated FTP file to CMS with automated email verification from CMS of receipt	Quarterly	●	AZ & CA & OR & WA	CMS	Compliance	= 100 %
CPD-674	MAE	1	MSP Response File Errors	Percentage of errors resolved prior to the next submission.	CMS Response file received from CMS used as a manual tracking file for % resolved.	Quarterly	■	AZ & CA & OR	CMS	Compliance	= 100 %
DPD	MAE	7	ID Card Mailing Passive Enrollments	ID Cards to be in the members hands prior to their effective date	Tracked in Access Data Future report from ABS	New SLA		ALL	CMS/DHCS	Compliance	= 100 %
DPD	MAE	7	ID Card Mailing Voluntary Enrollments	ID Cards to be mailed with in 10 days of the reciept of the TRR	Tracked in Access Data Future report from ABS	New SLA		ALL	CMS/DHCS	Compliance	= 100 %
DPD-263	MAE	7	FIR Error transactions are corrected timely	Within 15 days, correct FIR issue so that Caremark is able to successfully transfer member's financial Part D dollars to and from CMS' Vendor.	SQL/Oracle back end with an Access database / front end		■	ALL	CMS	Compliance	100%
DPD-264	MAE	7	Coordination of Benefits (COB) loaded into Caremark's system timely	During weekly processing, load COB file received from CMS into Caremark's system for Part D claim adjudication. (NOTE: Special Business Process: Any new COB Medicare Secondary Payer (MSP) record for a member will first be validated prior to loading into Caremark and is included in the weekly processing and loading.)	SQL/Oracle back end with an Access database / front end		■	ALL	CMS	Compliance	= 100 %
DPD-265	MAE	7	Prescription Drug Event (PDE) Timely Submissions to CMS	Within 30 days, ensure all Part D eligible claims are successfully submitted as a PDE to CMS.	SQL/Oracle back end with an Access database / front end		●	ALL	CMS	Compliance	= 98 %
DPD-266	MAE	7	Prescription Drug Event (PDE) Error Timely Correction to CMS	Within 90 days, PDE Errors are corrected and submitted back to CMS and accepted by CMS. New requirement.	SQL/Oracle back end with an Access database / front end		●	ALL	CMS	Compliance	= 98 %
MPD	MAE	4	ID Card Mailing	ID Cards to be mailed with in 10 days of the reciept of the TRR	Future report from ABS	New SLA		All	CMS	Compliance	= 100 %
MPD	MAE	4	Member Refunds	Member refunds to be mailed with in 30 calander days	Future report from ABS	New SLA		ALL	CMS	Compliance	= 100 %

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Universe	Sample Size	Apr-2013	May-2013	Jun-2013	Jul-2013	Aug-2013	Sep-2013	Oct-2013	Nov-2013	Dec-2013
CPD-663	MAE	1	TAT of Termination Notice due to non-payment of premium for life insurance policies	% of notices sent to the life insurance policy owner, and their designee (if individual) at least 30 days prior to the effective date of lapse or termination and within 30 days after premium is due and unpaid.	66	N/A	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
CPD-673	MAE	1	MSP Input & TIN Reference Files - Submission Timeliness	TIN Reference File: Submitted by the assigned submission period each quarter. MSP Input File: Submitted within the assigned, 7-day submission period each quarter.	2	N/A	50.00%	--	--	100.00%	--	--	100.00%	--	--
CPD-674	MAE	1	MSP Response File Errors	Percentage of errors resolved prior to the next submission.	7429	N/A	UNDER DEV	UNDER DEV	49.87%	--	--	84.15%	--	--	61.70%
DPD	MAE	7	ID Card Mailing Passive Enrollments	ID Cards to be in the members hands prior to their effective date											
DPD	MAE	7	ID Card Mailing Voluntary Enrollments	ID Cards to be mailed with in 10 days of the reciept of the TRR											
DPD-263	MAE	7	FIR Error transactions are corrected timely	Within 15 days, correct FIR issue so that Caremark is able to successfully transfer member's financial Part D dollars to and from CMS' Vendor.	Null Universe	Null Universe	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV
DPD-264	MAE	7	Coordination of Benefits (COB) loaded into Caremark's system timely	During weekly processing, load COB file received from CMS into Caremark's system for Part D claim adjudication. (NOTE: Special Business Process: Any new COB Medicare Secondary Payer (MSP) record for a member will first be validated prior to loading into Caremark and is included in the weekly processing and loading.)	Null Universe	Null Universe	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV
DPD-265	MAE	7	Prescription Drug Event (PDE) Timely Submissions to CMS	Within 30 days, ensure all Part D eligible claims are successfully submitted as a PDE to CMS.	168	N/A	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV
DPD-266	MAE	7	Prescription Drug Event (PDE) Error Timely Correction to CMS	Within 90 days, PDE Errors are corrected and submitted back to CMS and accepted by CMS. New requirement.	168	N/A	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV	UNDER DEV
MPD	MAE	4	ID Card Mailing	ID Cards to be mailed with in 10 days of the reciept of the TRR											
MPD	MAE	4	Member Refunds	Member refunds to be mailed with in 30 calander days											

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Jan-2014	Feb-2014	Mar-2014	Apr-2014	RED HI	YELLOW LO	YELLOW HI	GREEN LO
CPD-663	MAE	1	TAT of Termination Notice due to non-payment of premium for life insurance policies	% of notices sent to the life insurance policy owner, and their designee (if individual) at least 30 days prior to the effective date of lapse or termination and within 30 days after premium is due and unpaid.	100.00%	100.00%	100.00%	100.00%	89.99	90	94.99	95
CPD-673	MAE	1	MSP Input & TIN Reference Files - Submission Timeliness	TIN Reference File: Submitted by the assigned submission period each quarter. MSP Input File: Submitted within the assigned, 7-day submission period each quarter.	100.00%	--	--	100.00%	89.99	90	94.99	95
CPD-674	MAE	1	MSP Response File Errors	Percentage of errors resolved prior to the next submission.	--	--	25.58%	--	89.99	90	94.99	95
DPD	MAE	7	ID Card Mailing Passive Enrollments	ID Cards to be in the members hands prior to their effective date					94.99	0	0	95
DPD	MAE	7	ID Card Mailing Voluntary Enrollments	ID Cards to be mailed with in 10 days of the reciept of the TRR					94.99	0	0	95
DPD-263	MAE	7	FIR Error transactions are corrected timely	Within 15 days, correct FIR issue so that Caremark is able to successfully transfer member's financial Part D dollars to and from CMS' Vendor.	UNDER DEV	UNDER DEV	UNDER DEV	NULL UNIVERSE	14	13	11	10
DPD-264	MAE	7	Coordination of Benefits (COB) loaded into Caremark's system timely	During weekly processing, load COB file received from CMS into Caremark's system for Part D claim adjudication. (NOTE: Special Business Process: Any new COB Medicare Secondary Payer (MSP) record for a member will first be validated prior to loading into Caremark and is included in the weekly processing and loading.)	UNDER DEV	UNDER DEV	UNDER DEV	NULL UNIVERSE	89.99	90	94.99	95
DPD-265	MAE	7	Prescription Drug Event (PDE) Timely Submissions to CMS	Within 30 days, ensure all Part D eligible claims are successfully submitted as a PDE to CMS.	UNDER DEV	UNDER DEV	UNDER DEV	100.00%	88.19	88.2	93.09	93.1
DPD-266	MAE	7	Prescription Drug Event (PDE) Error Timely Correction to CMS	Within 90 days, PDE Errors are corrected and submitted back to CMS and accepted by CMS. New requirement.	UNDER DEV	UNDER DEV	UNDER DEV	100.00%	88.19	88.2	93.09	93.1
MPD	MAE	4	ID Card Mailing	ID Cards to be mailed with in 10 days of the reciept of the TRR					94.99	0	0	95
MPD	MAE	4	Member Refunds	Member refunds to be mailed with in 30 calander days					94.99	0	0	95

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Measurement Tools	Comment	Status	Location	Regulator	Metric Type	Target
MPD-1	MAE	4	Acknowledgment of Enrollment Request and Confirmation of Enrollment TAT, Audit Element ER05: MA/Part D (HNCA HMO, HNCA PPO, HNOR PPO, HNOR HMO, HNAZ HMO) (ABS)	Issue acknowledgment notice within 10 calendar days of receipt 100% of the time (covers contract numbers: (H0351, H0562, H5439, H5520, H6815)	Manual using a Self Audit		●	OR & CA & AZ	CMS	Compliance	= 100 %
MPD-3	MAE	4	Submission of Enrollment TAT: MA/Part D (H0562) (HNCA HMO) (ABS)	Submit enrollment to CMS within 7 calendar days of receipt of the completed enrollment request. (covers contract number: H0562)	Manual SQL/Oracle back end with an Access database / front end		●	CA	CMS	Compliance	>= 90 %
MPD-336	MAE	4	Submission of Enrollment TAT: MA/Part D (H5439) (HNCA PPO) (ABS)	Submit enrollment to CMS within 7 calendar days of receipt of the completed enrollment request. (covers contract number: H5439)	Manual SQL/Oracle back end with an Access database / front end		●	CA	CMS	Compliance	>= 90 %
MPD-337	MAE	4	Submission of Enrollment TAT: MA/Part D (H5520) (HNOR PPO) (ABS)	Submit enrollment to CMS within 7 calendar days of receipt of the completed enrollment request. (covers contract number: H5520)	Manual SQL/Oracle back end with an Access database / front end		●	OR	CMS	Compliance	>= 90 %
MPD-338	MAE	4	Submission of Enrollment TAT: MA/Part D (H6815) (HNOR HMO) (ABS)	Submit enrollment to CMS within 7 calendar days of receipt of the completed enrollment request. (covers contract number: H6815)	Manual SQL/Oracle back end with an Access database / front end		●	OR	CMS	Compliance	>= 90 %
MPD-345	MAE	8	LIS Processing Accuracy (H5439) (HNCA PPO) (ABS)	Greater than or equal to 95% (covers contract number: H5439)	Manual SQL/Oracle back end with an Access database / front end		●	CA	CMS	Compliance	>= 95 %
MPD-346	MAE	8	LIS Processing Accuracy (H5520) (HNOR PPO) (ABS)	Greater than or equal to 95% (covers contract number: H5520)	Manual SQL/Oracle back end with an Access database / front end		●	OR	CMS	Compliance	>= 95 %
MPD-347	MAE	8	LIS Processing Accuracy (H6815) (HNOR HMO) (ABS)	Greater than or equal to 95% (covers contract number: H6815)	Manual SQL/Oracle back end with an Access database / front end		●	OR	CMS	Compliance	>= 95 %
MPD-348	MAE	8	LIS Processing Accuracy (H0351) (HNAZ HMO) (ABS)	Greater than or equal to 95% (covers contract number: H0351)	Manual SQL/Oracle back end with an Access database / front end		●	AZ	CMS	Compliance	>= 95 %
MPD-350	MAE	8	4RX Submission to CMS, Timeliness (H5439) (HNCA PPO) (ABS)	Greater than or equal to 99% of the total CMS-generated enrollments are responded to within 72 hours (covers contract number: H5439)	Manual Reporting using TRR data via SQL/Oracle back end with an Access database / front end		●	CA	CMS	Compliance	>= 99 %
MPD-351	MAE	8	4RX Submission to CMS, Timeliness (H5520) (HNOR PPO) (ABS)	Greater than or equal to 99% of the total CMS-generated enrollments are responded to within 72 hours (covers contract number: H5520)	Manual Reporting using TRR data via SQL/Oracle back end with an Access database / front end		●	OR	CMS	Compliance	>= 99 %
MPD-352	MAE	8	4RX Submission to CMS, Timeliness (H6815) (HNOR HMO) (ABS)	Greater than or equal to 99% of the total CMS-generated enrollments are responded to within 72 hours (covers contract number: H6815)	Manual Reporting using TRR data via SQL/Oracle back end with an Access database / front end		●	OR	CMS	Compliance	>= 99 %
MPD-353	MAE	8	4RX Submission to CMS, Timeliness (H0351) (HNAZ HMO) (ABS)	Greater than or equal to 99% of the total CMS-generated enrollments are responded to within 72 hours (covers contract number: H0351)	Manual Reporting using TRR data via SQL/Oracle back end with an Access database / front end		●	AZ	CMS	Compliance	>= 99 %

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Universe	Sample Size	Apr-2013	May-2013	Jun-2013	Jul-2013	Aug-2013	Sep-2013	Oct-2013	Nov-2013	Dec-2013
MPD-1	MAE	4	Acknowledgment of Enrollment Request and Confirmation of Enrollment TAT, Audit Element ER05: MA/Part D (HNCA HMO, HNCA PPO, HNOR PPO, HNOR HMO, HNAZ HMO) (ABS)	Issue acknowledgment notice within 10 calendar days of receipt 100% of the time (covers contract numbers: (H0351, H0562, H5439, H5520, H6815)	5151	121	99.17%	100.00%	99.19%	98.23%	98.29%	100.00%	99.17%	97.67%	96.90%
MPD-3	MAE	4	Submission of Enrollment TAT: MA/Part D (H0562) (HNCA HMO) (ABS)	Submit enrollment to CMS within 7 calendar days of receipt of the completed enrollment request. (covers contract number: H0562)	3672	N/A	98.68%	99.10%	99.50%	99.30%	98.80%	100.00%	98.00%	97.20%	94.30%
MPD-336	MAE	4	Submission of Enrollment TAT: MA/Part D (H5439) (HNCA PPO) (ABS)	Submit enrollment to CMS within 7 calendar days of receipt of the completed enrollment request. (covers contract number: H5439)	52	N/A	100.00%	100.00%	100.00%	97.60%	100.00%	100.00%	94.20%	92.70%	90.10%
MPD-337	MAE	4	Submission of Enrollment TAT: MA/Part D (H5520) (HNOR PPO) (ABS)	Submit enrollment to CMS within 7 calendar days of receipt of the completed enrollment request. (covers contract number: H5520)	334	N/A	99.05%	97.90%	97.90%	99.10%	98.70%	100.00%	96.80%	96.50%	96.20%
MPD-338	MAE	4	Submission of Enrollment TAT: MA/Part D (H6815) (HNOR HMO) (ABS)	Submit enrollment to CMS within 7 calendar days of receipt of the completed enrollment request. (covers contract number: H6815)	377	N/A	98.31%	100.00%	98.20%	95.10%	100.00%	100.00%	98.70%	98.20%	96.90%
MPD-345	MAE	8	LIS Processing Accuracy (H5439) (HNCA PPO) (ABS)	Greater than or equal to 95% (covers contract number: H5439)	614	N/A	100.00%	100.00%	99.80%	99.80%	99.50%	99.30%	99.70%	99.20%	99.70%
MPD-346	MAE	8	LIS Processing Accuracy (H5520) (HNOR PPO) (ABS)	Greater than or equal to 95% (covers contract number: H5520)	5810	N/A	99.90%	99.90%	99.90%	99.80%	99.90%	99.90%	99.90%	99.50%	99.80%
MPD-347	MAE	8	LIS Processing Accuracy (H6815) (HNOR HMO) (ABS)	Greater than or equal to 95% (covers contract number: H6815)	1507	N/A	100.00%	100.00%	99.60%	100.00%	99.70%	100.00%	99.70%	99.70%	100.00%
MPD-348	MAE	8	LIS Processing Accuracy (H0351) (HNAZ HMO) (ABS)	Greater than or equal to 95% (covers contract number: H0351)	9038	N/A	99.80%	99.80%	99.70%	99.90%	99.80%	99.60%	100.00%	99.20%	99.80%
MPD-350	MAE	8	4RX Submission to CMS, Timeliness (H5439) (HNCA PPO) (ABS)	Greater than or equal to 99% of the total CMS-generated enrollments are responded to within 72 hours (covers contract number: H5439)	3	N/A	100.00%	100.00%	N/A	100.00%	100.00%	100.00%	100.00%	0.00%	50.00%
MPD-351	MAE	8	4RX Submission to CMS, Timeliness (H5520) (HNOR PPO) (ABS)	Greater than or equal to 99% of the total CMS-generated enrollments are responded to within 72 hours (covers contract number: H5520)	17	N/A	100.00%	N/A	N/A	100.00%	100.00%	100.00%	100.00%	83.33%	99.97%
MPD-352	MAE	8	4RX Submission to CMS, Timeliness (H6815) (HNOR HMO) (ABS)	Greater than or equal to 99% of the total CMS-generated enrollments are responded to within 72 hours (covers contract number: H6815)	11	N/A	100.00%	100.00%	100.00%	N/A	N/A	100.00%	N/A	N/A	100.00%
MPD-353	MAE	8	4RX Submission to CMS, Timeliness (H0351) (HNAZ HMO) (ABS)	Greater than or equal to 99% of the total CMS-generated enrollments are responded to within 72 hours (covers contract number: H0351)	26	N/A	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	99.98%

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Jan-2014	Feb-2014	Mar-2014	Apr-2014	RED HI	YELLOW LO	YELLOW HI	GREEN LO
MPD-1	MAE	4	Acknowledgment of Enrollment Request and Confirmation of Enrollment TAT, Audit Element ER05: MA/Part D (HNCA HMO, HNCA PPO, HNOR PPO, HNOR HMO, HNAZ HMO) (ABS)	Issue acknowledgment notice within 10 calendar days of receipt 100% of the time (covers contract numbers: (H0351, H0562, H5439, H5520, H6815)	93.02%	97.46%	99.17%	LAG MONTH	94.99	0	0	95
MPD-3	MAE	4	Submission of Enrollment TAT: MA/Part D (H0562) (HNCA HMO) (ABS)	Submit enrollment to CMS within 7 calendar days of receipt of the completed enrollment request. (covers contract number: H0562)	97.70%	98.00%	97.00%	98.90%	89.99	0	0	90
MPD-336	MAE	4	Submission of Enrollment TAT: MA/Part D (H5439) (HNCA PPO) (ABS)	Submit enrollment to CMS within 7 calendar days of receipt of the completed enrollment request. (covers contract number: H5439)	93.20%	96.60%	97.60%	94.20%	89.99	0	0	90
MPD-337	MAE	4	Submission of Enrollment TAT: MA/Part D (H5520) (HNOR PPO) (ABS)	Submit enrollment to CMS within 7 calendar days of receipt of the completed enrollment request. (covers contract number: H5520)	92.30%	96.10%	93.30%	99.10%	89.99	0	0	90
MPD-338	MAE	4	Submission of Enrollment TAT: MA/Part D (H6815) (HNOR HMO) (ABS)	Submit enrollment to CMS within 7 calendar days of receipt of the completed enrollment request. (covers contract number: H6815)	97.20%	99.00%	94.60%	98.40%	89.99	0	0	90
MPD-345	MAE	8	LIS Processing Accuracy (H5439) (HNCA PPO) (ABS)	Greater than or equal to 95% (covers contract number: H5439)	99.24%	99.40%	99.40%	99.50%	94.99	0	0	95
MPD-346	MAE	8	LIS Processing Accuracy (H5520) (HNOR PPO) (ABS)	Greater than or equal to 95% (covers contract number: H5520)	98.10%	99.00%	99.00%	98.90%	94.99	0	0	95
MPD-347	MAE	8	LIS Processing Accuracy (H6815) (HNOR HMO) (ABS)	Greater than or equal to 95% (covers contract number: H6815)	100.00%	99.60%	99.60%	99.80%	94.99	0	0	95
MPD-348	MAE	8	LIS Processing Accuracy (H0351) (HNAZ HMO) (ABS)	Greater than or equal to 95% (covers contract number: H0351)	98.96%	99.20%	99.20%	99.60%	94.99	0	0	95
MPD-350	MAE	8	4RX Submission to CMS, Timeliness (H5439) (HNCA PPO) (ABS)	Greater than or equal to 99% of the total CMS-generated enrollments are responded to within 72 hours (covers contract number: H5439)	100.00%	N/A	100.00%	100.00%	89.99	0	0	90
MPD-351	MAE	8	4RX Submission to CMS, Timeliness (H5520) (HNOR PPO) (ABS)	Greater than or equal to 99% of the total CMS-generated enrollments are responded to within 72 hours (covers contract number: H5520)	100.00%	100.00%	100.00%	100.00%	89.99	0	0	90
MPD-352	MAE	8	4RX Submission to CMS, Timeliness (H6815) (HNOR HMO) (ABS)	Greater than or equal to 99% of the total CMS-generated enrollments are responded to within 72 hours (covers contract number: H6815)	100.00%	100.00%	100.00%	100.00%	89.99	0	0	90
MPD-353	MAE	8	4RX Submission to CMS, Timeliness (H0351) (HNAZ HMO) (ABS)	Greater than or equal to 99% of the total CMS-generated enrollments are responded to within 72 hours (covers contract number: H0351)	100.00%	100.00%	100.00%	100.00%	89.99	0	0	90

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Measurement Tools	Comment	Status	Location	Regulator	Metric Type	Target
MPD-36	MAE	4	Refund Timeliness, Audit Element DN04 when applicable (HNCA HMO, HNCA PPO, HNOR PPO, HNOR HMO, HNAZ HMO) (ABS)	Greater than or equal to 95% (covers contract numbers: (H0351, H0562, H5439, H5520, H6815)	QA&T Monthly Self Audit		●	OR & CA & AZ	CMS	Compliance	= 100 %
MPD-4	MAE	4	Submission of Enrollment TAT: MA/Part D (H0351) (HNAZ HMO) (ABS)	Submit enrollment to CMS within 7 calendar days of receipt of the completed enrollment request (covers contract number: H0351)	QA&T Monthly Self Audit		●	AZ	CMS	Compliance	>= 90 %
MPD-41	MAE	8	LIS Processing Accuracy (H0562) (HNCA HMO) (ABS)	Greater than or equal to 95% (covers contract number: H0562)	QA&T Monthly Self Audit		●	CA	CMS	Compliance	>= 95 %
MPD-435	MAE	4	Acknowledgment of Enrollment Request and Confirmation of Enrollment Notice Content Audit Element ER06: MA/Part D (HNCA HMO, HNCA PPO, HNOR PPO, HNOR HMO, HNAZ HMO) (ABS)	Notice Accuracy (covers contract numbers: (H0351, H0562, H5439, H5520, H6815)	QA&T Monthly Self Audit		♦	OR & CA & AZ	CMS	Compliance	= 100 %
MPD-436	MAE	4	Acknowledgment of Disenrollment Request Notice Content , Audit Element DN03: MA/Part D (HNCA HMO, HNCA PPO, HNOR PPO, HNOR HMO) (ABS)	Submit disenrollment transaction within 7 calendar days of receipt. (covers contract numbers: H0562, H5439, H5520, H6815)	QA&T Monthly Self Audit		●	OR & CA & AZ	CMS	Compliance	= 100 %
MPD-50	MAE	8	4RX Submission to CMS, Timeliness (H0562) (HNCA HMO) (ABS)	Greater than or equal to 99% of the total CMS-generated enrollments are responded to within 72 hours (covers contract number: H0562)	Manual Reporting using TRR data via SQL/Oracle back end with an Access database / front end		●	CA	CMS	Compliance	>= 99 %
MPD-7	MAE	4	Acknowledgment of Disenrollment Request TAT, Audit Element DN02: MA/Part D (HNCA HMO, HNCA PPO, HNOR PPO, HNOR HMO, HNAZ HMO) (ABS)	Submit disenrollment transaction within 7 calendar days of receipt. (covers contract numbers: (H0351, H0562, H5439, H5520, H6815)	QA&T Monthly Self Audit		●	OR & CA & AZ	CMS	Compliance	= 100 %
MPD-79	MAE	8	FIR Error transactions are corrected timely	Within 30 days, correct FIR issue so that Caremark is able to successfully transfer member's financial Part D dollars to and from CMS' Vendor	SQL/Oracle back end with an Access database / front end		●	ALL	CMS	Compliance	= 100 %
MPD-80	MAE	8	Coordination of Benefits (COB) loaded into Caremark's system timely	Weekly process to load COB file received from CMS into Caremark's system for Part D claim adjudication. NOTE Special Business Process: any new COB Medicare Secondary Payer (MSP) record for a member will first be validated prior to loading into Caremark.	SQL/Oracle back end with an Access database / front end		●	ALL	CMS	Compliance	= 100 %
MPD-81	MAE	8	Prescription Drug Event (PDE) Timely Submissions to CMS	Within 30 days, ensure all Part D eligible claims are successfully submitted as a PDE to CMS. New requirement, developing for monthly	SQL/Oracle back end with an Access database / front end		●	ALL	CMS	Compliance	>= 98 %
MPD-82	MAE	8	Prescription Drug Event (PDE) Error Timely Correction to CMS	Within 90 days, PDE Errors are corrected and submitted back to CMS and accepted by CMS. New requirement.	SQL/Oracle back end with an Access database / front end		♦	ALL	CMS	Compliance	= 100 %

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Universe	Sample Size	Apr-2013	May-2013	Jun-2013	Jul-2013	Aug-2013	Sep-2013	Oct-2013	Nov-2013	Dec-2013
MPD-36	MAE	4	Refund Timeliness, Audit Element DN04 when applicable (HNCA HMO, HNCA PPO, HNOR PPO, HNOR HMO, HNAZ HMO) (ABS)	Greater than or equal to 95% (covers contract numbers: (H0351, H0562, H5439, H5520, H6815)	380	1	N/A	N/A	N/A	100.00%	100.00%	N/A	100.00%	100.00%	0.00%
MPD-4	MAE	4	Submission of Enrollment TAT: MA/Part D (H0351) (HNAZ HMO) (ABS)	Submit enrollment to CMS within 7 calendar days of receipt of the completed enrollment request (covers contract number: H0351)	621	N/A	98.98%	98.70%	98.90%	98.90%	98.20%	100.00%	98.10%	97.90%	95.20%
MPD-41	MAE	8	LIS Processing Accuracy (H0562) (HNCA HMO) (ABS)	Greater than or equal to 95% (covers contract number: H0562)	44695	N/A	99.90%	99.90%	99.70%	99.90%	99.90%	99.70%	99.90%	99.60%	99.50%
MPD-435	MAE	4	Acknowledgment of Enrollment Request and Confirmation of Enrollment Notice Content Audit Element ER06. MA/Part D (HNCA HMO, HNCA PPO, HNOR PPO, HNOR HMO, HNAZ HMO) (ABS)	Notice Accuracy (covers contract numbers: (H0351, H0562, H5439, H5520, H6815)	5151	121	98.33%	96.55%	98.39%	98.23%	98.29%	96.46%	97.52%	63.57%	41.86%
MPD-436	MAE	4	Acknowledgment of Disenrollment Request Notice Content , Audit Element DN03: MA/Part D (HNCA HMO, HNCA PPO, HNOR PPO, HNOR HMO) (ABS)	Submit disenrollment transaction within 7 calendar days of receipt. (covers contract numbers: H0562, H5439, H5520, H6815)	261	30	66.67%	56.67%	100.00%	100.00%	100.00%	93.33%	100.00%	96.67%	90.00%
MPD-50	MAE	8	4RX Submission to CMS, Timeliness (H0562) (HNCA HMO) (ABS)	Greater than or equal to 99% of the total CMS-generated enrollments are responded to within 72 hours (covers contract number: H0562)	56	N/A	100.00%	100.00%	100.00%	67.31%	100.00%	100.00%	100.00%	43.75%	99.95%
MPD-7	MAE	4	Acknowledgment of Disenrollment Request TAT, Audit Element DN02: MA/Part D (HNCA HMO, HNCA PPO, HNOR PPO, HNOR HMO, HNAZ HMO) (ABS)	Submit disenrollment transaction within 7 calendar days of receipt. (covers contract numbers: (H0351, H0562, H5439, H5520, H6815)	261	30	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	93.33%
MPD-79	MAE	8	FIR Error transactions are corrected timely	Within 30 days, correct FIR issue so that Caremark is able to successfully transfer member's financial Part D dollars to and from CMS' Vendor	473	N/A	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
MPD-80	MAE	8	Coordination of Benefits (COB) loaded into Caremark's system timely	Weekly process to load COB file received from CMS into Caremark's system for Part D claim adjudication. NOTE Special Business Process: any new COB Medicare Secondary Payer (MSP) record for a member will first be validated prior to loading into Caremark.	603	N/A	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
MPD-81	MAE	8	Prescription Drug Event (PDE) Timely Submissions to CMS	Within 30 days, ensure all Part D eligible claims are successfully submitted as a PDE to CMS. New requirement, developing for monthly	2577233	N/A	99.96%	99.99%	99.97%	99.97%	99.97%	99.98%	99.98%	99.98%	99.98%
MPD-82	MAE	8	Prescription Drug Event (PDE) Error Timely Correction to CMS	Within 90 days, PDE Errors are corrected and submitted back to CMS and accepted by CMS. New requirement.	65617	N/A	92.66%	91.00%	91.00%	N/A	88.00%	87.00%	87.50%	86.70%	86.70%

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Jan-2014	Feb-2014	Mar-2014	Apr-2014	RED HI	YELLOW LO	YELLOW HI	GREEN LO
MPD-36	MAE	4	Refund Timeliness, Audit Element DN04 when applicable (HNCA HMO, HNCA PPO, HNOR PPO, HNOR HMO, HNAZ HMO) (ABS)	Greater than or equal to 95% (covers contract numbers: (H0351, H0562, H5439, H5520, H6815)	100.00%	N/A	100.00%	LAG MONTH	94.99	0	0	95
MPD-4	MAE	4	Submission of Enrollment TAT: MA/Part D (H0351) (HNAZ HMO) (ABS)	Submit enrollment to CMS within 7 calendar days of receipt of the completed enrollment request (covers contract number: H0351)	96.30%	98.30%	95.80%	97.40%	89.99	0	0	90
MPD-41	MAE	8	LIS Processing Accuracy (H0562) (HNCA HMO) (ABS)	Greater than or equal to 95% (covers contract number: H0562)	99.39%	99.60%	99.60%	99.70%	94.99	0	0	95
MPD-435	MAE	4	Acknowledgment of Enrollment Request and Confirmation of Enrollment Notice Content Audit Element ER06: MA/Part D (HNCA HMO, HNCA PPO, HNOR PPO, HNOR HMO, HNAZ HMO) (ABS)	Notice Accuracy (covers contract numbers: (H0351, H0562, H5439, H5520, H6815)	33.33%	84.75%	73.55%	LAG MONTH	94.99	0	0	95
MPD-436	MAE	4	Acknowledgment of Disenrollment Request Notice Content , Audit Element DN03: MA/Part D (HNCA HMO, HNCA PPO, HNOR PPO, HNOR HMO) (ABS)	Submit disenrollment transaction within 7 calendar days of receipt. (covers contract numbers: H0562, H5439, H5520, H6815)	93.33%	96.67%	100.00%	LAG MONTH	94.99	0	0	95
MPD-50	MAE	8	4RX Submission to CMS, Timeliness (H0562) (HNCA HMO) (ABS)	Greater than or equal to 99% of the total CMS-generated enrollments are responded to within 72 hours (covers contract number: H0562)	100.00%	100.00%	100.00%	100.00%	89.99	0	0	99
MPD-7	MAE	4	Acknowledgment of Disenrollment Request TAT, Audit Element DN02: MA/Part D (HNCA HMO, HNCA PPO, HNOR PPO, HNOR HMO, HNAZ HMO) (ABS)	Submit disenrollment transaction within 7 calendar days of receipt. (covers contract numbers: (H0351, H0562, H5439, H5520, H6815)	93.33%	100.00%	100.00%	LAG MONTH	94.99	0	0	95
MPD-79	MAE	8	FIR Error transactions are corrected timely	Within 30 days, correct FIR issue so that Caremark is able to successfully transfer member's financial Part D dollars to and from CMS' Vendor	100.00%	100.00%	100.00%	100.00%	99.99	0	0	100
MPD-80	MAE	8	Coordination of Benefits (COB) loaded into Caremark's system timely	Weekly process to load COB file received from CMS into Caremark's system for Part D claim adjudication. NOTE Special Business Process: any new COB Medicare Secondary Payer (MSP) record for a member will first be validated prior to loading into Caremark.	100.00%	100.00%	100.00%	100.00%	99.99	0	0	100
MPD-81	MAE	8	Prescription Drug Event (PDE) Timely Submissions to CMS	Within 30 days, ensure all Part D eligible claims are successfully submitted as a PDE to CMS. New requirement, developing for monthly	99.98%	100.00%	100.00%	100.00%	97.99	0	0	98
MPD-82	MAE	8	Prescription Drug Event (PDE) Error Timely Correction to CMS	Within 90 days, PDE Errors are corrected and submitted back to CMS and accepted by CMS. New requirement.	100.00%	100.00%	100.00%	57.10%	99.99	0	0	100

Final

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Measurement Tools	Comment	Status	Location	Regulator	Metric Type	Target
MPD	MAE	4	OEV	The OEV letter must be mailed out to the beneficiary within fifteen (15) calendar days of receipt of the enrollment request.	OEV reporting and systems	Medicare all regions; New metric per new OEV regulations		All	MPD	Compliance	<= 15 calendar days

Medical Management Metrics

Metric Data as of Jun-2014

CPD-288	MM	1	HMO/POS Routine Pre-Service Authorization Decision TAT (PG)	% of routine pre-service authorization requests decided within 5 business days of receipt of the info reasonably necessary and requested by plan to make the determination	Auditing Database		♦	CA	DMHC	N/A	= 100 %
CPD-292	MM	1	HMO/POS Urgent Concurrent Authorization Request Decision TAT	% of urgent concurrent authorization request decisions made within 72 hours of receipt of the info reasonably necessary and requested by plan to make the determination	Auditing Database		♦	CA	DMHC	N/A	= 100 %
CPD-286	MM	1	HMO/POS Urgent Pre-Service Authorization Request Decision TAT (PG)	% of urgent pre-service authorization decisions made within 72 hours of receipt of the info reasonably necessary and requested by plan to make the determination	Auditing Database		♦	CA	DMHC	N/A	= 100 %
CPD-287	MM	1	PPO/EPO Urgent Pre-Service Authorization Request Decision TAT (PG)	% of urgent pre-service authorization requests decided within 72 hours of receipt	Auditing Database		♦	CA	CDI	N/A	= 100 %
CPD-297	MM	1	PPO/EPO Routine Pre-Service Authorization Request Initial Provider Communication	% of provider notified (communicated) within 24 hours after pre-service authorization request decision	Auditing Database		▲	CA	CDI	N/A	= 100 %
CPD-294	MM	1	PPO/EPO Urgent Concurrent Authorization Request Resolution TAT	% of urgent concurrent authorization request decisions made within 72 hours of receipt	Auditing Database		▲	CA	CDI	N/A	= 100 %
CPD-296	MM	1	HMO/POS Notification to Provider of Decision on Pre-Service Authorization Reques	% of notifications (communications) to requesting providers of pre-service authorization decision made within 24 hours after decision	Auditing Database		●	CA	DMHC	N/A	= 100 %
CPD-290	MM	1	HMO/POS Post-Service Authorization Request Resolution TAT	% of retrospective review (post-service authorization) decisions within 30 calendar days of receipt of the info reasonably necessary to make the determination	Auditing Database		●	CA	DMHC	N/A	= 100 %
CPD-311	MM	1	HMO/POS Second Opinion Authorization Request Resolution TAT	% of second opinion urgent requests decided within 72 hours of receipt	Auditing Database		●	CA	DMHC	N/A	= 100 %

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Universe	Sample Size	Apr-2013	May-2013	Jun-2013	Jul-2013	Aug-2013	Sep-2013	Oct-2013	Nov-2013	Dec-2013
MPD	MAE	4	OEV	The OEV letter must be mailed out to the beneficiary within fifteen (15) calendar days of receipt of the enrollment request.	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Medical Management Metrics

Metric Data as of Jun-2014

CPD-288	MM	1	HMO/POS Routine Pre-Service Authorization Decision TAT (PG)	% of routine pre-service authorization requests decided within 5 business days of receipt of the info reasonably necessary and requested by plan to make the determination	167	30	100.00%	97.00%		93.00%	100.00%	100.00%	80.00%	90.00%	73.00%
CPD-292	MM	1	HMO/POS Urgent Concurrent Authorization Request Decision TAT	% of urgent concurrent authorization request decisions made within 72 hours of receipt of the info reasonably necessary and requested by plan to make the determination	76	30	100.00%	97.00%		100.00%	86.67%	97.00%	93.33%	93.00%	93.00%
CPD-286	MM	1	HMO/POS Urgent Pre-Service Authorization Request Decision TAT (PG)	% of urgent pre-service authorization decisions made within 72 hours of receipt of the info reasonably necessary and requested by plan to make the determination	127	30	93.00%	100.00%		100.00%	100.00%	100.00%	100.00%	97.00%	87.00%
CPD-287	MM	1	PPO/EPO Urgent Pre-Service Authorization Request Decision TAT (PG)	% of urgent pre-service authorization requests decided within 72 hours of receipt	314	30	100.00%	100.00%		100.00%	100.00%	100.00%	93.33%	100.00%	97.00%
CPD-297	MM	1	PPO/EPO Routine Pre-Service Authorization Request Initial Provider Communication	% of provider notified (communicated) within 24 hours after pre-service authorization request decision	249	30	100.00%	100.00%		100.00%	96.67%	100.00%	100.00%	100.00%	100.00%
CPD-294	MM	1	PPO/EPO Urgent Concurrent Authorization Request Resolution TAT	% of urgent concurrent authorization request decisions made within 72 hours of receipt	253	30	97.00%	100.00%		100.00%	96.67%	97.00%	100.00%	97.00%	100.00%
CPD-296	MM	1	HMO/POS Notification to Provider of Decision on Pre-Service Authorization Reques	% of notifications (communications) to requesting providers of pre-service authorization decision made within 24 hours after decision	294	8	100.00%	100.00%		100.00%	96.67%	100.00%	100.00%	100.00%	100.00%
CPD-290	MM	1	HMO/POS Post-Service Authorization Request Resolution TAT	% of retrospective review (post-service authorization) decisions within 30 calendar days of receipt of the info reasonably necessary to make the determination	8	N/A	100.00%	100.00%		100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
CPD-311	MM	1	HMO/POS Second Opinion Authorization Request Resolution TAT	% of second opinion urgent requests decided within 72 hours of receipt	1	N/A	100.00%	0.00%		100.00%	NULL UNIVERSE	100.00%	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE

Final

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Jan-2014	Feb-2014	Mar-2014	Apr-2014	RED HI	YELLOW LO	YELLOW HI	GREEN LO
MPD	MAE	4	OEV	The OEV letter must be mailed out to the beneficiary within fifteen (15) calendar days of receipt of the enrollment request.	N/A	N/A	N/A	N/A	15.01	0	0	15

Medical Management Metrics

Metric Data as of Jun-2014

CPD-288	MM	1	HMO/POS Routine Pre-Service Authorization Decision TAT (PG)	% of routine pre-service authorization requests decided within 5 business days of receipt of the info reasonably necessary and requested by plan to make the determination	100.00%	80.00%	76.67%	90.00%	89.99	90	94.99	95
CPD-292	MM	1	HMO/POS Urgent Concurrent Authorization Request Decision TAT	% of urgent concurrent authorization request decisions made within 72 hours of receipt of the info reasonably necessary and requested by plan to make the determination	93.33%	86.67%	76.67%	76.67%	89.99	90	94.99	95
CPD-286	MM	1	HMO/POS Urgent Pre-Service Authorization Request Decision TAT (PG)	% of urgent pre-service authorization decisions made within 72 hours of receipt of the info reasonably necessary and requested by plan to make the determination	93.33%	96.67%	86.67%	93.33%	89.99	90	94.99	95
CPD-287	MM	1	PPO/EPO Urgent Pre-Service Authorization Request Decision TAT (PG)	% of urgent pre-service authorization requests decided within 72 hours of receipt	93.33%	100.00%	100.00%	93.33%	89.99	90	94.99	95
CPD-297	MM	1	PPO/EPO Routine Pre-Service Authorization Request Initial Provider Communication	% of provider notified (communicated) within 24 hours after pre-service authorization request decision	96.67%	100.00%	96.67%	100.00%	89.99	90	94.99	95
CPD-294	MM	1	PPO/EPO Urgent Concurrent Authorization Request Resolution TAT	% of urgent concurrent authorization request decisions made within 72 hours of receipt	86.67%	96.67%	100.00%	93.33%	89.99	90	94.99	95
CPD-296	MM	1	HMO/POS Notification to Provider of Decision on Pre-Service Authorization Reques	% of notifications (communications) to requesting providers of pre-service authorization decision made within 24 hours after decision	96.67%	100.00%	100.00%	98.36%	89.99	90	94.99	95
CPD-290	MM	1	HMO/POS Post-Service Authorization Request Resolution TAT	% of retrospective review (post-service authorization) decisions within 30 calendar days of receipt of the info reasonably necessary to make the determination	92.31%	100.00%	100.00%	100.00%	89.99	90	94.99	95
CPD-311	MM	1	HMO/POS Second Opinion Authorization Request Resolution TAT	% of second opinion urgent requests decided within 72 hours of receipt	NULL UNIVERSE	NULL UNIVERSE	100.00%	100.00%	89.99	90	94.99	95

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Measurement Tools	Comment	Status	Location	Regulator	Metric Type	Target
CPD-301	MM	1	HMO/POS Written Notice to Member of Pre-Service Authorization Request Denial, De	% of written notices sent to members regarding pre-service authorization requests denials, delays or modifications within 2 business days of decision	Auditing Database		●	CA	DMHC	N/A	= 100 %
CPD-299	MM	1	HMO/POS Written Notification to Provider of Denial, Delay or Modification of Pre	% of written notifications to providers of pre-service authorization request denial, delay or modifications within 2 business days of decision	Auditing Database		●	CA	DMHC	N/A	= 100 %
CPD-319	MM	3	HMO/PPO Standard Pre-Service Auth TAT	within ten (10) business days after receipt of request	Auditing Database		●	AZ	ADOI	N/A	= 100 %
CPD-303	MM	1	PPO/EPO Concurrent Review Authorization Request Provider Communication TAT	% of providers notified within 24 hours after concurrent review authorization request decision	Auditing Database		●	CA	CDI	N/A	= 100 %
CPD-291	MM	1	PPO/EPO Post-Service Authorization Request Resolution TAT	% of post-service authorization request decisions made within 30 calendar days of receipt	Auditing Database		●	CA	CDI	N/A	= 100 %
CPD-300	MM	1	PPO/EPO Pre-Service Authorization Denial Member Communication TAT	% of written notices sent to members regarding pre-service authorization requests denials, delays or modifications within 2 business days of decision	Auditing Database		●	CA	CDI	N/A	= 100 %
CPD-289	MM	1	PPO/EPO Routine Pre-Service Authorization Request Decision TAT (PG)	% of routine pre-service authorization requests decided within 5 business days of receipt of the info reasonably necessary and requested by plan to make the determination	Auditing Database		●	CA	CDI	N/A	= 100 %
CPD-298	MM	1	PPO/EPO Routine Pre-Service Authorization Request Provider Written Communication	% of provider letters sent written notification within 2 business days after pre-service authorization request denial decision	Auditing Database		●	CA	CDI	N/A	= 100 %
CPD-322	MM	2	Urgent Pre-Service Authorization Request Resolution TAT	% of urgent pre-service authorization request decision made within 72 hours or 2 business days, whichever is first, of receipt	Auditing Database		●	OR	OID	N/A	= 100 %
CPD-337	MM	2	Authorization Request for Immediate Request Situations TAT	% of authorization request decisions for immediate request situations made within 1 business day when the lack of treatment may result in an emergency visit or emergency admission	Auditing Database		■	WA	OIC	N/A	= 100 %
CPD-306	MM	1	HMO/POS Notice to Enrollee with Terminal Illness of Reasons for Denying Authoriz	% of notices to enrollees with a terminal illness with reasons for denying authorization coverage request within 5 business days of receipt	Auditing Database		■	CA	DMHC	N/A	= 100 %

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Universe	Sample Size	Apr-2013	May-2013	Jun-2013	Jul-2013	Aug-2013	Sep-2013	Oct 2013	Nov-2013	Dec-2013
CPD-301	MM	1	HMO/POS Written Notice to Member of Pre-Service Authorization Request Denial, De	% of written notices sent to members regarding pre-service authorization requests denials, delays or modifications within 2 business days of decision	35	8	100.00%	100.00%		97.00%	100.00%	100.00%	100.00%	100.00%	100.00%
CPD-299	MM	1	HMO/POS Written Notification to Provider of Denial, Delay or Modification of Pre	% of written notifications to providers of pre-service authorization request denial, delay or modifications within 2 business days of decision	35	8	100.00%	100.00%		97.00%	100.00%	100.00%	100.00%	100.00%	100.00%
CPD-319	MM	3	HMO/PPO Standard Pre-Service Auth TAT	within ten (10) business days after receipt of request	2	N/A	100.00%	100.00%		100.00%	100.00%	100.00%	96.67%	100.00%	90.00%
CPD-303	MM	1	PPO/EPO Concurrent Review Authorization Request Provider Communication TAT	% of providers notified within 24 hours after concurrent review authorization request decision	253	30	100.00%	100.00%		93.00%	100.00%	100.00%	100.00%	97.00%	100.00%
CPD-291	MM	1	PPO/EPO Post-Service Authorization Request Resolution TAT	% of post-service authorization request decisions made within 30 calendar days of receipt	16	8	100.00%	100.00%		100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
CPD-300	MM	1	PPO/EPO Pre-Service Authorization Denial Member Communication TAT	% of written notices sent to members regarding pre-service authorization requests denials, delays or modifications within 2 business days of decision	32	8	100.00%	100.00%		100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
CPD-289	MM	1	PPO/EPO Routine Pre-Service Authorization Request Decision TAT (PG)	% of routine pre-service authorization requests decided within 5 business days of receipt of the info reasonably necessary and requested by plan to make the determination	249	8	100.00%	100.00%		97.00%	100.00%	100.00%	100.00%	100.00%	100.00%
CPD-298	MM	1	PPO/EPO Routine Pre-Service Authorization Request Provider Written Communication	% of provider letters sent written notification within 2 business days after pre-service authorization request denial decision	17	8	100.00%	100.00%		100.00%	96.67%	100.00%	100.00%	100.00%	100.00%
CPD-322	MM	2	Urgent Pre-Service Authorization Request Resolution TAT	% of urgent pre-service authorization request decision made within 72 hours or 2 business days, whichever is first, of receipt	1	N/A	93.00%	100.00%		100.00%	100.00%	97.00%	100.00%	100.00%	100.00%
CPD-337	MM	2	Authorization Request for Immediate Request Situations TAT	% of authorization request decisions for immediate request situations made within 1 business day when the lack of treatment may result in an emergency visit or emergency admission	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE		NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE
CPD-306	MM	1	HMO/POS Notice to Enrollee with Terminal Illness of Reasons for Denying Authoriz	% of notices to enrollees with a terminal illness with reasons for denying authorization coverage request within 5 business days of receipt	NULL UNIVERSE	NULL UNIVERSE									NULL UNIVERSE

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Jan-2014	Feb-2014	Mar-2014	Apr-2014	RED HI	YELLOW LO	YELLOW HI	GREEN LO
CPD-301	MM	1	HMO/POS Written Notice to Member of Pre-Service Authorization Request Denial, De	% of written notices sent to members regarding pre-service authorization requests denials, delays or modifications within 2 business days of decision	100.00%	100.00%	100.00%	100.00%	89.99	90	94.99	95
CPD-299	MM	1	HMO/POS Written Notification to Provider of Denial, Delay or Modification of Pre	% of written notifications to providers of pre-service authorization request denial, delay or modifications within 2 business days of decision	100.00%	100.00%	100.00%	100.00%	89.99	90	94.99	95
CPD-319	MM	3	HMO/PPO Standard Pre-Service Auth TAT	within ten (10) business days after receipt of request	100.00%	NULL UNIVERSE	NULL UNIVERSE	100.00%	89.99	90	94.99	95
CPD-303	MM	1	PPO/EPO Concurrent Review Authorization Request Provider Communication TAT	% of providers notified within 24 hours after concurrent review authorization request decision	100.00%	100.00%	90.00%	95.67%	89.99	90	94.99	95
CPD-291	MM	1	PPO/EPO Post-Service Authorization Request Resolution TAT	% of post-service authorization request decisions made within 30 calendar days of receipt	100.00%	100.00%	100.00%	100.00%	89.99	90	94.99	95
CPD-300	MM	1	PPO/EPO Pre-Service Authorization Denial Member Communication TAT	% of written notices sent to members regarding pre-service authorization requests denials, delays or modifications within 2 business days of decision	100.00%	100.00%	100.00%	100.00%	89.99	90	94.99	95
CPD-289	MM	1	PPO/EPO Routine Pre-Service Authorization Request Decision TAT (PG)	% of routine pre-service authorization requests decided within 5 business days of receipt of the info reasonably necessary and requested by plan to make the determination	100.00%	100.00%	90.00%	100.00%	89.99	90	94.99	95
CPD-298	MM	1	PPO/EPO Routine Pre-Service Authorization Request Provider Written Communication	% of provider letters sent written notification within 2 business days after pre-service authorization request denial decision	100.00%	100.00%	100.00%	100.00%	89.99	90	94.99	95
CPD-322	MM	2	Urgent Pre-Service Authorization Request Resolution TAT	% of urgent pre-service authorization request decision made within 72 hours or 2 business days, whichever is first, of receipt	100.00%	100.00%	NULL UNIVERSE	NULL UNIVERSE	89.99	90	94.99	95
CPD-337	MM	2	Authorization Request for Immediate Request Situations TAT	% of authorization request decisions for immediate request situations made within 1 business day when the lack of treatment may result in an emergency visit or emergency admission	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	89.99	90	94.99	95
CPD-306	MM	1	HMO/POS Notice to Enrollee with Terminal Illness of Reasons for Denying Authoriz	% of notices to enrollees with a terminal illness with reasons for denying authorization coverage request within 5 business days of receipt	–	NULL UNIVERSE	–	–	89.99	90	94.99	95

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Measurement Tools	Comment	Status	Location	Regulator	Metric Type	Target
CPD-307	MM	1	HMO/POS TAT for Notice to Enrollee with Terminal Illness Providing Opportunity t	% of notices sent to enrollees with terminal illness notifying them of the opportunity for a conference within 30 calendar days of receipt of a complaint form	Auditing Database		■	CA	DMHC	N/A	= 100 %
CPD-304	MM	1	HMO/POS Written Notice to Member of Concurrent Authorization Request Denial, Del	% of written notices sent to members regarding concurrent authorization requests denials, delays or modifications within 2 business days of decision	Auditing Database		■	CA	DMHC	N/A	= 100 %
CPD-302	MM	1	HMO/POS Written Notification to Provider of Denial, Delay or Modification of Con	% of written notices sent to providers within 2 business days of denial, delay or modification for concurrent review authorization request	Auditing Database		■	CA	DMHC	N/A	= 100 %
CPD-320	MM	3	HMO/PPO Expedited Service Auth TAT	within 72 hours of receipt of request	Auditing Database		■	AZ	ADOI	N/A	= 100 %
CPD-334	MM	2	Post-Service Authorization Request Resolution TAT	% of post-service authorization request decisions made within 30 calendar days of receipt of all nec info or expiration of the deadline to respond	Auditing Database		■	WA	OIC	N/A	= 100 %
CPD-324	MM	2	Post-Service Authorization Resolution Request TAT	% of post-service review requests decided within 30 calendar days of receipt	Auditing Database		■	OR	OID	N/A	= 100 %
CPD-305	MM	1	PPO/EPO Concurrent Review Authorization Denial Member Written Communication TAT	% of written notices sent to enrollees within 2 business days of denial for concurrent review authorization request	Auditing Database		■	CA	CDI	N/A	= 100 %
CPD-308	MM	1	PPO/EPO TAT to provide the enrollee an opportunity to attend a conference after	% of reviews conducted for enrollees requesting review after denial for request for experimental treatment for enrollee with terminal illness within 30 calendar days of the request or within 5 business days if the treating physician and medical director	Auditing Database		■	CA	CDI	N/A	= 100 %
CPD-339	MM	2	Pre-Service Authorization Request for Experimental/Investigational Service Resol	% of pre-service authorization requests for experimental/investigational services made within 20 business days of receipt of a fully documented request	Auditing Database		■	WA	OIC	N/A	= 100 %
CPD-323	MM	2	Routine Pre-Service Authorization Request Resolution TAT	% of routine pre-service authorization request decision made within 2 business days of receipt	Auditing Database		■	OR	OID	N/A	= 100 %
CPD-333	MM	2	Routine Pre-Service Authorization Request Resolution TAT	% of routine pre-service authorization requests decisions made within 5 calendar days of receipt of all nec info or expiration of the deadline to respond	Auditing Database		■	WA	OIC	N/A	= 100 %

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Universe	Sample Size	Apr-2013	May-2013	Jun-2013	Jul-2013	Aug-2013	Sep-2013	Oct-2013	Nov-2013	Dec-2013
CPD-307	MM	1	HMO/POS TAT for Notice to Enrollee with Terminal Illness Providing Opportunity t	% of notices sent to enrollees with terminal illness notifying them of the opportunity for a conference within 30 calendar days of receipt of a complaint form	NULL UNIVERSE	NULL UNIVERSE									NULL UNIVERSE
CPD-304	MM	1	HMO/POS Written Notice to Member of Concurrent Authorization Request Denial, Del	% of written notices sent to members regarding concurrent authorization requests denials, delays or modifications within 2 business days of decision	NULL UNIVERSE	NULL UNIVERSE	100.00%	NULL UNIVERSE		NULL UNIVERSE	NULL UNIVERSE	100.00%	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE
CPD-302	MM	1	HMO/POS Written Notification to Provider of Denial, Delay or Modification of Con	% of written notices sent to providers within 2 business days of denial, delay or modification for concurrent review authorization request	NULL UNIVERSE	NULL UNIVERSE	100.00%	NULL UNIVERSE		NULL UNIVERSE	NULL UNIVERSE	100.00%	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE
CPD-320	MM	3	HMO/PPO Expedited Service Auth TAT	within 72 hours of receipt of request	NULL UNIVERSE	NULL UNIVERSE	100.00%	100.00%		100.00%	100.00%	100.00%	100.00%	97.00%	100.00%
CPD-334	MM	2	Post-Service Authorization Request Resolution TAT	% of post-service authorization request decisions made within 30 calendar days of receipt of all nec info or expiration of the deadline to respond	NULL UNIVERSE	NULL UNIVERSE	100.00%	100.00%		100.00%	100.00%	100.00%	NULL UNIVERSE	NULL UNIVERSE	100.00%
CPD-324	MM	2	Post-Service Authorization Resolution Request TAT	% of post-service review requests decided within 30 calendar days of receipt	NULL UNIVERSE	NULL UNIVERSE	100.00%	100.00%		100.00%	NULL UNIVERSE	100.00%	100.00%	100.00%	100.00%
CPD-305	MM	1	PPO/EPO Concurrent Review Authorization Denial Member Written Communication TAT	% of written notices sent to enrollees within 2 business days of denial for concurrent review authorization request	NULL UNIVERSE	NULL UNIVERSE	100.00%	100.00%		100.00%	100.00%	100.00%	100.00%	100.00%	NULL UNIVERSE
CPD-308	MM	1	PPO/EPO TAT to provide the enrollee an opportunity to attend a conference after	% of reviews conducted for enrollees requesting review after denial for request for experimental treatment for enrollee with terminal illness within 30 calendar days of the request or within 5 business days if the treating physician and medical director	NULL UNIVERSE	NULL UNIVERSE									NULL UNIVERSE
CPD-339	MM	2	Pre-Service Authorization Request for Experimental/Investigational Service Resol	% of pre-service authorization requests for experimental/investigational services made within 20 business days of receipt of a fully documented request	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE		NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE
CPD-323	MM	2	Routine Pre-Service Authorization Request Resolution TAT	% of routine pre-service authorization request decision made within 2 business days of receipt	NULL UNIVERSE	NULL UNIVERSE	100.00%	100.00%		97.00%	100.00%	97.00%	100.00%	100.00%	100.00%
CPD-333	MM	2	Routine Pre-Service Authorization Request Resolution TAT	% of routine pre-service authorization requests decisions made within 5 calendar days of receipt of all nec info or expiration of the deadline to respond	NULL UNIVERSE	NULL UNIVERSE	100.00%	100.00%		100.00%	96.67%	100.00%	100.00%	100.00%	97.00%

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Jan-2014	Feb-2014	Mar-2014	Apr-2014	RED HI	YELLOW LO	YELLOW HI	GREEN LO
CPD-307	MM	1	HMO/POS TAT for Notice to Enrollee with Terminal Illness Providing Opportunity t	% of notices sent to enrollees with terminal illness notifying them of the opportunity for a conference within 30 calendar days of receipt of a complaint form	--	NULL UNIVERSE	--	--	89.99	90	94.99	95
CPD-304	MM	1	HMO/POS Written Notice to Member of Concurrent Authorization Request Denial, Del	% of written notices sent to members regarding concurrent authorization requests denials, delays or modifications within 2 business days of decision	100.00%	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	89.99	90	94.99	95
CPD-302	MM	1	HMO/POS Written Notification to Provider of Denial, Delay or Modification of Con	% of written notices sent to providers within 2 business days of denial, delay or modification for concurrent review authorization request	100.00%	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	89.99	90	94.99	95
CPD-320	MM	3	HMO/PPO Expedited Service Auth TAT	within 72 hours of receipt of request	100.00%	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	89.99	90	94.99	95
CPD-334	MM	2	Post-Service Authorization Request Resolution TAT	% of post-service authorization request decisions made within 30 calendar days of receipt of all nec info or expiration of the deadline to respond	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	89.99	90	94.99	95
CPD-324	MM	2	Post-Service Authorization Resolution Request TAT	% of post-service review requests decided within 30 calendar days of receipt	100.00%	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	89.99	90	94.99	95
CPD-305	MM	1	PPO/EPO Concurrent Review Authorization Denial Member Written Communication TAT	% of written notices sent to enrollees within 2 business days of denial for concurrent review authorization request	100.00%	0.00%	100.00%	NULL UNIVERSE	89.99	90	94.99	95
CPD-308	MM	1	PPO/EPO TAT to provide the enrollee an opportunity to attend a conference after	% of reviews conducted for enrollees requesting review after denial for request for experimental treatment for enrollee with terminal illness within 30 calendar days of the request or within 5 business days if the treating physician and medical director	--	NULL UNIVERSE	--	--	89.99	90	94.99	95
CPD-339	MM	2	Pre-Service Authorization Request for Experimental/Investigational Service Resol	% of pre-service authorization requests for experimental/investigational services made within 20 business days of receipt of a fully documented request	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	89.99	90	94.99	95
CPD-323	MM	2	Routine Pre-Service Authorization Request Resolution TAT	% of routine pre-service authorization request decision made within 2 business days of receipt	100.00%	NULL UNIVERSE	100.00%	0.00%	89.99	90	94.99	95
CPD-333	MM	2	Routine Pre-Service Authorization Request Resolution TAT	% of routine pre-service authorization requests decisions made within 5 calendar days of receipt of all nec info or expiration of the deadline to respond	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	89.99	90	94.99	95

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Measurement Tools	Comment	Status	Location	Regulator	Metric Type	Target
CPD-335	MM	2	Urgent Concurrent Authorization Decision TAT	% of urgent concurrent authorization request decisions made no later than 24 hours of receipt of all nec info or expiration of the deadline to respond	Auditing Database		■	WA	OIC	N/A	= 100 %
CPD-332	MM	2	Urgent Pre-Service Authorization Request Resolution TAT	% of urgent pre-service authorization request decisions made within 48 hours of receipt of all nec info or expiration of the deadline to respond	Auditing Database		■	WA	OIC	N/A	= 100 %
CPD-336	MM	2	Written Notification Provider and Enrollee of Urgent Denial TAT	% of authorization request decisions for immediate request situations made within 1 business day when the lack of treatment may result in an emergency visit or emergency admission	Auditing Database		■	WA	OIC	N/A	= 100 %
MPD-160	MM	4	OP01 - Adverse Standard Pre-Service Organization Determinations (Timeliness) (AZ	% Enrollee notification of an adverse determination no later than 14 calendar days after receiving the request Decision TAT is all inclusive of Reciept date until member is notified by oral or in writing	Auditing Database		♦	AZ	CMS	MA	= 100 %
MPD-175	MM	4	OP04 - Requests for Expedited Organization Determinations (Timeliness) (CA)	% Enrollees notified of the expedited organization determination (favorable or adverse) within 72 hours of request Decision TAT is all inclusive of Reciept date until member is notified by oral or in writing	Auditing Database		♦	CA	CMS	MA	= 100 %
MPD-212	MM	4	OP15 - Detailed Notice of Discharge of Inpatient Hospital Care(OR)	% of cases in which the Detailed Notice of Discharge was provided to the enrollee no later than noon of the day after QIO's notification	Auditing Database		♦	OR	CMS	MA	= 100 %
MPD-162	MM	4	OP04 - Requests for Expedited Organization Determinations (Timeliness) (AZ)	% Enrollees notified of the expedited organization determination (favorable or adverse) within 72 hours of request Decision TAT is all inclusive of Reciept date until member is notified by oral or in writing	Auditing Database			AZ	CMS	MA	= 100 %
MPD-188	MM	4	OP04 - Requests for Expedited Organization Determinations (Timeliness) (CA PPO)	% Enrollees notified of the expedited organization determination (favorable or adverse) within 72 hours of request Decision TAT is all inclusive of Reciept date until member is notified by oral or in writing	Auditing Database			CA	CMS	MA	= 100 %

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Universe	Sample Size	Apr-2013	May-2013	Jun-2013	Jul-2013	Aug-2013	Sep-2013	Oct-2013	Nov-2013	Dec-2013
CPD-335	MM	2	Urgent Concurrent Authorization Decision TAT	% of urgent concurrent authorization request decisions made no later than 24 hours of receipt of all nec info or expiration of the deadline to respond	NULL UNIVERSE	NULL UNIVERSE	82.00%	86.00%		85.00%	78.57%	70.00%	90.00%	87.00%	60.00%
CPD-332	MM	2	Urgent Pre-Service Authorization Request Resolution TAT	% of urgent pre-service authorization request decisions made within 48 hours of receipt of all nec info or expiration of the deadline to respond	NULL UNIVERSE	NULL UNIVERSE	100.00%	100.00%		94.00%	94.74%	92.00%	96.43%	100.00%	100.00%
CPD-336	MM	2	Written Notification Provider and Enrollee of Urgent Denial TAT	% of authorization request decisions for immediate request situations made within 1 business day when the lack of treatment may result in an emergency visit or emergency admission	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE		100.00%	100.00%	NULL UNIVERSE	NULL UNIVERSE	0.00%	100.00%
MPD-160	MM	4	OP01 - Adverse Standard Pre-Service Organization Determinations (Timeliness) (AZ	% Enrollee notification of an adverse determination no later than 14 calendar days after receiving the request Decision TAT is all inclusive of Reciept date until member is notified by oral or in writing	11	N/A	100.00%	100.00%		100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
MPD-175	MM	4	OP04 - Requests for Expedited Organization Determinations (Timeliness) (CA)	% Enrollees notified of the expedited organization determination (favorable or adverse) within 72 hours of request Decision TAT is all inclusive of Reciept date until member is notified by oral or in writing	22	N/A	94.00%	100.00%		100.00%	100.00%	100.00%	100.00%	NULL UNIVERSE	81.00%
MPD-212	MM	4	OP15 - Detailed Notice of Discharge of Inpatient Hospital Care(OR)	% of cases in which the Detailed Notice of Discharge was provided to the enrollee no later than noon of the day after QIO's notification	1	N/A	NULL UNIVERSE	100.00%		NULL UNIVERSE	NULL UNIVERSE	100.00%	NULL UNIVERSE	NULL UNIVERSE	100.00%
MPD-162	MM	4	OP04 - Requests for Expedited Organization Determinations (Timeliness) (AZ)	% Enrollees notified of the expedited organization determination (favorable or adverse) within 72 hours of request Decision TAT is all inclusive of Reciept date until member is notified by oral or in writing	183	30	100.00%	100.00%		100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
MPD-188	MM	4	OP04 - Requests for Expedited Organization Determinations (Timeliness) (CA PPO)	% Enrollees notified of the expedited organization determination (favorable or adverse) within 72 hours of request Decision TAT is all inclusive of Reciept date until member is notified by oral or in writing	41	30	100.00%	100.00%		100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Jan-2014	Feb-2014	Mar-2014	Apr-2014	RED HI	YELLOW LO	YELLOW HI	GREEN LO
CPD-335	MM	2	Urgent Concurrent Authorization Decision TAT	% of urgent concurrent authorization request decisions made no later than 24 hours of receipt of all nec info or expiration of the deadline to respond	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	89.99	90	94.99	95
CPD-332	MM	2	Urgent Pre-Service Authorization Request Resolution TAT	% of urgent pre-service authorization request decisions made within 48 hours of receipt of all nec info or expiration of the deadline to respond	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	89.99	90	94.99	95
CPD-336	MM	2	Written Notification Provider and Enrollee of Urgent Denial TAT	% of authorization request decisions for immediate request situations made within 1 business day when the lack of treatment may result in an emergency visit or emergency admission	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	89.99	90	94.99	95
MPD-160	MM	4	OP01 - Adverse Standard Pre-Service Organization Determinations (Timeliness) (AZ	% Enrollee notification of an adverse determination no later than 14 calendar days after receiving the request Decision TAT is all inclusive of Reciept date until member is notified by oral or in writing	100.00%	100.00%	100.00%	100.00%	89.99	90	94.99	95
MPD-175	MM	4	OP04 - Requests for Expedited Organization Determinations (Timeliness) (CA)	% Enrollees notified of the expedited organization determination (favorable or adverse) within 72 hours of request Decision TAT is all inclusive of Reciept date until member is notified by oral or in writing	85.71%	100.00%	85.71%	94.12%	89.99	90	94.99	95
MPD-212	MM	4	OP15 - Detailed Notice of Discharge of Inpatient Hospital Care(OR)	% of cases in which the Detailed Notice of Discharge was provided to the enrollee no later than noon of the day after QIO's notification	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	89.99	90	94.99	95
MPD-162	MM	4	OP04 - Requests for Expedited Organization Determinations (Timeliness) (AZ)	% Enrollees notified of the expedited organization determination (favorable or adverse) within 72 hours of request Decision TAT is all inclusive of Reciept date until member is notified by oral or in writing	96.67%	96.67%	90.00%	90.00%	89.99	90	94.99	95
MPD-188	MM	4	OP04 - Requests for Expedited Organization Determinations (Timeliness) (CA PPO)	% Enrollees notified of the expedited organization determination (favorable or adverse) within 72 hours of request Decision TAT is all inclusive of Reciept date until member is notified by oral or in writing	100.00%	83.33%	100.00%	90.00%	89.99	90	94.99	95

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Measurement Tools	Comment	Status	Location	Regulator	Metric Type	Target
MPD-173	MM	4	OP01 - Adverse Standard Pre-Service Organization Determinations (Timeliness) (CA	% Enrollee notification of an adverse determination no later than 14 calendar days after receiving the request Decision TAT is all inclusive of Reciept date until member is notified by oral or in writing	Auditing Database		●	CA	CMS	MA	= 100 %
MPD-186	MM	4	OP01 - Adverse Standard Pre-Service Organization Determinations (Timeliness) (CA	% Enrollee notification of an adverse determination no later than 14 calendar days after receiving the request Decision TAT is all inclusive of Reciept date until member is notified by oral or in writing	Auditing Database		●	CA	CMS	MA	= 100 %
MPD-199	MM	4	OP01 - Adverse Standard Pre-Service Organization Determinations (Timeliness) (OR	% Enrollee notification of an adverse determination no later than 14 calendar days after receiving the request Decision TAT is all inclusive of Reciept date until member is notified by oral or in writing	Auditing Database		●	OR	CMS	MA	= 100 %
MPD-320	MM	4	OP01 - Adverse Standard Pre-Service Organization Determinations (Timeliness) (OR	% Enrollee notification of an adverse determination no later than 14 calendar days after receiving the request Decision TAT is all inclusive of Reciept date until member is notified by oral or in writing	Auditing Database		●	OR	CMS	MA	= 100 %
MPD-201	MM	4	OP04 - Requests for Expedited Organization Determinations (Timeliness) (OR)	% Enrollees notified of the expedited organization determination (favorable or adverse) within 72 hours of request Decision TAT is all inclusive of Reciept date until member is notified by oral or in writing	Auditing Database		●	OR	CMS	MA	= 100 %
MPD-321	MM	4	OP04 - Requests for Expedited Organization Determinations (Timeliness) (OR HMO)	% Enrollees notified of the expedited organization determination (favorable or adverse) within 72 hours of request Decision TAT is all inclusive of Reciept date until member is notified by oral or in writing	Auditing Database		●	OR	CMS	MA	= 100 %
MPD-166	MM	4	OP08 - Correctly Distinguishes Between Organization Determinations and Reconside	% requests correctly distinguished as an organization determination and not a reconsideration	Auditing Database		●	AZ	CMS	MA	= 100 %
MPD-179	MM	4	OP08 - Correctly Distinguishes Between Organization Determinations and Reconside	% requests correctly distinguished as an organization determination and not a reconsideration	Auditing Database		●	CA	CMS	MA	= 100 %
MPD-192	MM	4	OP08 - Correctly Distinguishes Between Organization Determinations and Reconside	% requests correctly distinguished as an organization determination and not a reconsideration	Auditing Database		●	CA	CMS	MA	= 100 %

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Universe	Sample Size	Apr-2013	May-2013	Jun-2013	Jul-2013	Aug-2013	Sep-2013	Oct-2013	Nov-2013	Dec-2013
MPD-173	MM	4	OP01 - Adverse Standard Pre-Service Organization Determinations (Timeliness) (CA	% Enrollee notification of an adverse determination no later than 14 calendar days after receiving the request Decision TAT is all inclusive of Reciept date until member is notified by oral or in writing	15	N/A	86.00%	100.00%		100.00%	100.00%	97.00%	93.00%	91.00%	100.00%
MPD-186	MM	4	OP01 - Adverse Standard Pre-Service Organization Determinations (Timeliness) (CA	% Enrollee notification of an adverse determination no later than 14 calendar days after receiving the request Decision TAT is all inclusive of Reciept date until member is notified by oral or in writing	1	N/A	83.00%	100.00%		100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
MPD-199	MM	4	OP01 - Adverse Standard Pre-Service Organization Determinations (Timeliness) (OR	% Enrollee notification of an adverse determination no later than 14 calendar days after receiving the request Decision TAT is all inclusive of Reciept date until member is notified by oral or in writing	12	N/A	100.00%	100.00%		100.00%	96.67%	100.00%	100.00%	100.00%	100.00%
MPD-320	MM	4	OP01 - Adverse Standard Pre-Service Organization Determinations (Timeliness) (OR	% Enrollee notification of an adverse determination no later than 14 calendar days after receiving the request Decision TAT is all inclusive of Reciept date until member is notified by oral or in writing	4	N/A	100.00%	100.00%		100.00%	100.00%	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	100.00%
MPD-201	MM	4	OP04 - Requests for Expedited Organization Determinations (Timeliness) (OR)	% Enrollees notified of the expedited organization determination (favorable or adverse) within 72 hours of request Decision TAT is all inclusive of Reciept date until member is notified by oral or in writing	223	30	93.00%	100.00%		NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	97.00%
MPD-321	MM	4	OP04 - Requests for Expedited Organization Determinations (Timeliness) (OR HMO)	% Enrollees notified of the expedited organization determination (favorable or adverse) within 72 hours of request Decision TAT is all inclusive of Reciept date until member is notified by oral or in writing	85	30	100.00%	100.00%		NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	100.00%
MPD-166	MM	4	OP08 - Correctly Distinguishes Between Organization Determinations and Reconside	% requests correctly distinguished as an organization determination and not a reconsideration	194	41	100.00%	100.00%		100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
MPD-179	MM	4	OP08 - Correctly Distinguishes Between Organization Determinations and Reconside	% requests correctly distinguished as an organization determination and not a reconsideration	37	N/A	100.00%	100.00%		100.00%	100.00%	100.00%	97.00%	100.00%	100.00%
MPD-192	MM	4	OP08 - Correctly Distinguishes Between Organization Determinations and Reconside	% requests correctly distinguished as an organization determination and not a reconsideration	42	31	100.00%	100.00%		100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Jan-2014	Feb-2014	Mar-2014	Apr-2014	RED HI	YELLOW LO	YELLOW HI	GREEN LO
MPD-173	MM	4	OP01 - Adverse Standard Pre-Service Organization Determinations (Timeliness) (CA	% Enrollee notification of an adverse determination no later than 14 calendar days after receiving the request Decision TAT is all inclusive of Reciept date until member is notified by oral or in writing	100.00%	100.00%	100.00%	100.00%	89.99	90	94.99	95
MPD-186	MM	4	OP01 - Adverse Standard Pre-Service Organization Determinations (Timeliness) (CA	% Enrollee notification of an adverse determination no later than 14 calendar days after receiving the request Decision TAT is all inclusive of Reciept date until member is notified by oral or in writing	100.00%	100.00%	100.00%	100.00%	89.99	90	94.99	95
MPD-199	MM	4	OP01 - Adverse Standard Pre-Service Organization Determinations (Timeliness) (OR	% Enrollee notification of an adverse determination no later than 14 calendar days after receiving the request Decision TAT is all inclusive of Reciept date until member is notified by oral or in writing	100.00%	90.00%	100.00%	100.00%	89.99	90	94.99	95
MPD-320	MM	4	OP01 - Adverse Standard Pre-Service Organization Determinations (Timeliness) (OR	% Enrollee notification of an adverse determination no later than 14 calendar days after receiving the request Decision TAT is all inclusive of Reciept date until member is notified by oral or in writing	100.00%	100.00%	100.00%	85.71%	89.99	90	94.99	95
MPD-201	MM	4	OP04 - Requests for Expedited Organization Determinations (Timeliness) (OR)	% Enrollees notified of the expedited organization determination (favorable or adverse) within 72 hours of request Decision TAT is all inclusive of Reciept date until member is notified by oral or in writing	96.67%	100.00%	83.33%	86.67%	89.99	90	94.99	95
MPD-321	MM	4	OP04 - Requests for Expedited Organization Determinations (Timeliness) (OR HMO)	% Enrollees notified of the expedited organization determination (favorable or adverse) within 72 hours of request Decision TAT is all inclusive of Reciept date until member is notified by oral or in writing	100.00%	100.00%	96.67%	83.33%	89.99	90	94.99	95
MPD-166	MM	4	OP08 - Correctly Distinguishes Between Organization Determinations and Reconside	% requests correctly distinguished as an organization determination and not a reconsideration	100.00%	100.00%	100.00%	100.00%	89.99	90	94.99	95
MPD-179	MM	4	OP08 - Correctly Distinguishes Between Organization Determinations and Reconside	% requests correctly distinguished as an organization determination and not a reconsideration	100.00%	100.00%	96.88%	100.00%	89.99	90	94.99	95
MPD-192	MM	4	OP08 - Correctly Distinguishes Between Organization Determinations and Reconside	% requests correctly distinguished as an organization determination and not a reconsideration	100.00%	100.00%	100.00%	100.00%	89.99	90	94.99	95

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Measurement Tools	Comment	Status	Location	Regulator	Metric Type	Target
MPD-205	MM	4	OP08 - Correctly Distinguishes Between Organization Determinations and Reconside	% requests correctly distinguished as an organization determination and not a reconsideration	Auditing Database		•	OR	CMS	MA	= 100 %
MPD-322	MM	4	OP08 - Correctly Distinguishes Between Organization Determinations and Reconside	% requests correctly distinguished as an organization determination and not a reconsideration	Auditing Database		•	OR	CMS	MA	= 100 %
MPD-168	MM	4	OP09 - Favorable Standard Pre-Service Organization Determinations (Timeliness) (	% Enrollees notified of favorable determinations within 14 calendar days of request.	Auditing Database		•	AZ	CMS	MA	= 100 %
MPD-181	MM	4	OP09 - Favorable Standard Pre-Service Organization Determinations (Timeliness) (	% Enrollees notified of favorable determinations within 14 calendar days of request.	Auditing Database		•	CA	CMS	MA	= 100 %
MPD-194	MM	4	OP09 - Favorable Standard Pre-Service Organization Determinations (Timeliness) (	% Enrollees notified of favorable determinations within 14 calendar days of request.	Auditing Database		•	CA	CMS	MA	= 100 %
MPD-207	MM	4	OP09 - Favorable Standard Pre-Service Organization Determinations (Timeliness) (	% Enrollees notified of favorable determinations within 14 calendar days of request.	Auditing Database		•	OR	CMS	MA	= 100 %
MPD-323	MM	4	OP09 - Favorable Standard Pre-Service Organization Determinations (Timeliness) (	% Enrollees notified of favorable determinations within 14 calendar days of request.	Auditing Database		•	OR	CMS	MA	= 100 %
MPD-169	MM	4	OP12 - Detailed Explanation of Non-Coverage of Provider Services (Timeliness) (A	Decision TAT is all inclusive of Reciept date until member is notified by oral or in writing	Auditing Database		•	AZ	CMS	MA	= 100 %
MPD-182	MM	4	OP12 - Detailed Explanation of Non-Coverage of Provider Services (Timeliness) (C	% of cases in which a written DENC notice is issued to the enrollee by the close of business on the day the QIO notification is received	Auditing Database		•	CA	CMS	MA	= 100 %
MPD-195	MM	4	OP12 - Detailed Explanation of Non-Coverage of Provider Services (Timeliness) (C	% of cases in which a written DENC notice is issued to the enrollee by the close of business on the day the QIO notification is received	Auditing Database		•	CA	CMS	MA	= 100 %
MPD-209	MM	4	OP12 - Detailed Explanation of Non-Coverage of Provider Services (Timeliness) (O	% of cases in which a written DENC notice is issued to the enrollee by the close of business on the day the QIO notification is received	Auditing Database		•	OR	CMS	MA	= 100 %
MPD-324	MM	4	OP12 - Detailed Explanation of Non-Coverage of Provider Services (Timeliness) (O	% of cases in which a written DENC notice is issued to the enrollee by the close of business on the day the QIO notification is received	Auditing Database		•	OR	CMS	MA	= 100 %
MPD-172	MM	4	OP15 - Detailed Notice of Discharge of Inpatient Hospital Care (AZ)	% of cases in which the Detailed Notice of Discharge was provided to the enrollee no later than noon of the day after QIO's notification	Auditing Database		•	AZ	CMS	MA	= 100 %
MPD-185	MM	4	OP15 - Detailed Notice of Discharge of Inpatient Hospital Care (CA)	% of cases in which the Detailed Notice of Discharge was provided to the enrollee no later than noon of the day after QIO's notification	Auditing Database		■	CA	CMS	MA	= 100 %

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Universe	Sample Size	Apr-2013	May-2013	Jun-2013	Jul-2013	Aug-2013	Sep-2013	Oct-2013	Nov-2013	Dec-2013
MPD-205	MM	4	OP08 - Correctly Distinguishes Between Organization Determinations and Reconside	% requests correctly distinguished as an organization determination and not a reconsideration	235	42	100.00%	100.00%		100.00%	97.67%	100.00%	97.00%	100.00%	100.00%
MPD-322	MM	4	OP08 - Correctly Distinguishes Between Organization Determinations and Reconside	% requests correctly distinguished as an organization determination and not a reconsideration	89	34	100.00%	100.00%		100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
MPD-168	MM	4	OP09 - Favorable Standard Pre-Service Organization Determinations (Timeliness) (	% Enrollees notified of favorable determinations within 14 calendar days of request.	1090	30	97.00%	97.00%		100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
MPD-181	MM	4	OP09 - Favorable Standard Pre-Service Organization Determinations (Timeliness) (	% Enrollees notified of favorable determinations within 14 calendar days of request.	42	30	90.00%	93.00%		NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	100.00%
MPD-194	MM	4	OP09 - Favorable Standard Pre-Service Organization Determinations (Timeliness) (	% Enrollees notified of favorable determinations within 14 calendar days of request.	75	30	100.00%	100.00%		100.00%	100.00%	100.00%	NULL UNIVERSE	100.00%	100.00%
MPD-207	MM	4	OP09 - Favorable Standard Pre-Service Organization Determinations (Timeliness) (	% Enrollees notified of favorable determinations within 14 calendar days of request.	1391	30	100.00%	100.00%		100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
MPD-323	MM	4	OP09 - Favorable Standard Pre-Service Organization Determinations (Timeliness) (	% Enrollees notified of favorable determinations within 14 calendar days of request.	423	30	93.00%	100.00%		100.00%	100.00%	100.00%	100.00%	100.00%	97.00%
MPD-169	MM	4	OP12 - Detailed Explanation of Non-Coverage of Provider Services (Timeliness) (A	Decision TAT is all inclusive of Reciept date until member is notified by oral or in writing	1	N/A	100.00%	100.00%		100.00%	100.00%	97.00%	100.00%	100.00%	100.00%
MPD-182	MM	4	OP12 - Detailed Explanation of Non-Coverage of Provider Services (Timeliness) (C	% of cases in which a written DENC notice is issued to the enrollee by the close of business on the day the QIO notification is received	23	N/A	100.00%	94.00%		NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	100.00%
MPD-195	MM	4	OP12 - Detailed Explanation of Non-Coverage of Provider Services (Timeliness) (C	% of cases in which a written DENC notice is issued to the enrollee by the close of business on the day the QIO notification is received	2	N/A	100.00%	100.00%		NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	100.00%
MPD-209	MM	4	OP12 - Detailed Explanation of Non-Coverage of Provider Services (Timeliness) (O	% of cases in which a written DENC notice is issued to the enrollee by the close of business on the day the QIO notification is received	18	N/A	100.00%	100.00%		NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	100.00%
MPD-324	MM	4	OP12 - Detailed Explanation of Non-Coverage of Provider Services (Timeliness) (O	% of cases in which a written DENC notice is issued to the enrollee by the close of business on the day the QIO notification is received	2	N/A	NULL UNIVERSE	NULL UNIVERSE		94.75%	94.20%	96.21%	96.12%	96.35%	NULL UNIVERSE
MPD-172	MM	4	OP15 - Detailed Notice of Discharge of Inpatient Hospital Care (AZ)	% of cases in which the Detailed Notice of Discharge was provided to the enrollee no later than noon of the day after QIO's notification	1	N/A	NULL UNIVERSE	NULL UNIVERSE		13.61%	13.28%	15.67%	14.66%	13.64%	NULL UNIVERSE
MPD-185	MM	4	OP15 - Detailed Notice of Discharge of Inpatient Hospital Care (CA)	% of cases in which the Detailed Notice of Discharge was provided to the enrollee no later than noon of the day after QIO's notification	NULL UNIVERSE	NULL UNIVERSE	100.00%	100.00%		1.40%	184.00%	1.25%	1.97%	2.32%	100.00%

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Jan-2014	Feb-2014	Mar-2014	Apr-2014	RED HI	YELLOW LO	YELLOW HI	GREEN LO
MPD-205	MM	4	OP08 - Correctly Distinguishes Between Organization Determinations and Reconside	% requests correctly distinguished as an organization determination and not a reconsideration	100.00%	100.00%	100.00%	100.00%	89.99	90	94.99	95
MPD-322	MM	4	OP08 - Correctly Distinguishes Between Organization Determinations and Reconside	% requests correctly distinguished as an organization determination and not a reconsideration	100.00%	100.00%	100.00%	100.00%	89.99	90	94.99	95
MPD-168	MM	4	OP09 - Favorable Standard Pre-Service Organization Determinations (Timeliness) (	% Enrollees notified of favorable determinations within 14 calendar days of request.	100.00%	96.67%	100.00%	96.67%	89.99	90	94.99	95
MPD-181	MM	4	OP09 - Favorable Standard Pre-Service Organization Determinations (Timeliness) (	% Enrollees notified of favorable determinations within 14 calendar days of request.	100.00%	96.67%	96.43%	100.00%	89.99	90	94.99	95
MPD-194	MM	4	OP09 - Favorable Standard Pre-Service Organization Determinations (Timeliness) (	% Enrollees notified of favorable determinations within 14 calendar days of request.	100.00%	96.67%	100.00%	96.67%	89.99	90	94.99	95
MPD-207	MM	4	OP09 - Favorable Standard Pre-Service Organization Determinations (Timeliness) (	% Enrollees notified of favorable determinations within 14 calendar days of request.	96.67%	100.00%	96.67%	100.00%	89.99	90	94.99	95
MPD-323	MM	4	OP09 - Favorable Standard Pre-Service Organization Determinations (Timeliness) (	% Enrollees notified of favorable determinations within 14 calendar days of request.	100.00%	100.00%	100.00%	100.00%	89.99	90	94.99	95
MPD-169	MM	4	OP12 - Detailed Explanation of Non-Coverage of Provider Services (Timeliness) (A	Decision TAT is all inclusive of Reciept date until member is notified by oral or in writing	100.00%	100.00%	100.00%	100.00%	89.99	90	94.99	95
MPD-182	MM	4	OP12 - Detailed Explanation of Non-Coverage of Provider Services (Timeliness) (C	% of cases in which a written DENC notice is issued to the enrollee by the close of business on the day the QIO notification is received	96.67%	96.43%	100.00%	100.00%	89.99	90	94.99	95
MPD-195	MM	4	OP12 - Detailed Explanation of Non-Coverage of Provider Services (Timeliness) (C	% of cases in which a written DENC notice is issued to the enrollee by the close of business on the day the QIO notification is received	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	89.99	90	94.99	95
MPD-209	MM	4	OP12 - Detailed Explanation of Non-Coverage of Provider Services (Timeliness) (O	% of cases in which a written DENC notice is issued to the enrollee by the close of business on the day the QIO notification is received	100.00%	100.00%	100.00%	100.00%	89.99	90	94.99	95
MPD-324	MM	4	OP12 - Detailed Explanation of Non-Coverage of Provider Services (Timeliness) (O	% of cases in which a written DENC notice is issued to the enrollee by the close of business on the day the QIO notification is received	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	89.99	90	94.99	95
MPD-172	MM	4	OP15 - Detailed Notice of Discharge of Inpatient Hospital Care (AZ)	% of cases in which the Detailed Notice of Discharge was provided to the enrollee no later than noon of the day after QIO's notification	NULL UNIVERSE	100.00%	NULL UNIVERSE	100.00%	89.99	90	94.99	95
MPD-185	MM	4	OP15 - Detailed Notice of Discharge of Inpatient Hospital Care (CA)	% of cases in which the Detailed Notice of Discharge was provided to the enrollee no later than noon of the day after QIO's notification	75.00%	100.00%	100.00%	100.00%	89.99	90	94.99	95

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Measurement Tools	Comment	Status	Location	Regulator	Metric Type	Target
MPD-198	MM	4	OP15 - Detailed Notice of Discharge of Inpatient Hospital Care (CA PPO)	% of cases in which the Detailed Notice of Discharge was provided to the enrollee no later than noon of the day after QIO's notification	Auditing Database		■	CA	CMS	MA	= 100 %
MPD-326	MM	4	OP15 - Detailed Notice of Discharge of Inpatient Hospital Care(OR HMO)	% of cases in which the Detailed Notice of Discharge was provided to the enrollee no later than noon of the day after QIO's notification	Auditing Database		■	OR	CMS	MA	= 100 %
SHP-181	MM	5	CalViva Medi-Cal Expedited Authorizations-extension needed TAT	Decision to pend within 3 calendar days of receipt of request and decision to approve, deny or modify within 1 working day (24 hrs) of receipt of requested info necessary to render decision.	Auditing Database		♦	CA	DMHC, NCQA, DHS	CalViva	= 100 %
SHP-173	MM	5	Medi-Cal Expedited Authorizations-extension needed TAT	Within 3 calendar days of receipt of a request, a decision must be made to approve, deny, or note the decision is 'pending'. Decisions noted as 'pending' require further information from the provider. For requests noted as 'pending', a decision to approve, deny or modify must be done within 1 business day of receipt of the additional information.	Excel TAT report		♦	CA	DMHC, NCQA, DHS	Medi-Cal	= 100 %
SHP-179	MM	5	CalViva Medi-Cal Routine Authorizations-extension needed TAT	Decision to pend within 5 working days. Decision to approve, deny or modify no longer than 28 calendar days of receipt of request if additional info is necessary to render decision	Excel TAT report		[illegible]	CA	DMHC, NCQA, DHS	CalViva	= 100 %
SHP-381	MM	6	AHCCCS Prior Authorization TAT (Expedited)	A request for the authorization of services which the provider or a Contractor determines that using the standard timeframe could seriously jeopardize the member's life or health or the ability to attain, maintain or regain maximum function. The Contractor must make an expedited authorization decision and provide notice as expeditiously as the member's health condition requires but no later than 3 working days following the receipt of the authorization request.	Excel TAT report		●	AZ	AHCCCS	AHCCCS	= 100 %
SHP-380	MM	6	AHCCCS Prior Authorization TAT (Standard)	A request for the authorization of services for which a Contractor must provide a decision as expeditiously as the member's health condition requires, but not later than 14 calendar days following the receipt of the authorization request.	Excel TAT report		●	AZ	AHCCCS	AHCCCS	= 100 %

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Universe	Sample Size	Apr-2013	May-2013	Jun-2013	Jul-2013	Aug-2013	Sep-2013	Oct-2013	Nov-2013	Dec-2013
MPD-198	MM	4	OP15 - Detailed Notice of Discharge of Inpatient Hospital Care (CA PPO)	% of cases in which the Detailed Notice of Discharge was provided to the enrollee no later than noon of the day after QIO's notification	NULL UNIVERSE	NULL UNIVERSE	100.00%	NULL UNIVERSE		21.34%	15.63%	18.90%	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE
MPD-326	MM	4	OP15 - Detailed Notice of Discharge of Inpatient Hospital Care(OR HMO)	% of cases in which the Detailed Notice of Discharge was provided to the enrollee no later than noon of the day after QIO's notification	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE		17.90%	19.19%	16.50%	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE
SHP-181	MM	5	CalViva Medi-Cal Expedited Authorizations-extension needed TAT	Decision to pend within 3 calendar days of receipt of request and decision to approve, deny or modify within 1 working day (24 hrs) of receipt of requested info necessary to render decision.	10	N/A	100.00%	100.00%		100.00%	100.00%	NULL UNIVERSE	100.00%	100.00%	100.00%
SHP-173	MM	5	Medi-Cal Expedited Authorizations-extension needed TAT	Within 3 calendar days of receipt of a request, a decision must be made to approve, deny, or note the decision is 'pending'. Decisions noted as 'pending' require further information from the provider. For requests noted as 'pending', a decision to approve, deny or modify must be done within 1 business day of receipt of the additional information.	10	N/A	50.00%	100.00%		NULL UNIVERSE	100.00%	100.00%	100.00%	100.00%	100.00%
SHP-179	MM	5	CalViva Medi-Cal Routine Authorizations-extension needed TAT	Decision to pend within 5 working days. Decision to approve, deny or modify no longer than 28 calendar days of receipt of request if additional info is necessary to render decision	45	30	100.00%	98.50%		100.00%	100.00%	100.00%	100.00%	97.40%	100.00%
SHP-381	MM	6	AHCCCS Prior Authorization TAT (Expedited)	A request for the authorization of services which the provider or a Contractor determines that using the standard timeframe could seriously jeopardize the member's life or health or the ability to attain, maintain or regain maximum function. The Contractor must make an expedited authorization decision and provide notice as expeditiously as the member's health condition requires but no later than 3 working days following the receipt of the authorization request.	98	N/A	-	-		-	-	-	-	-	-
SHP-380	MM	6	AHCCCS Prior Authorization TAT (Standard)	A request for the authorization of services for which a Contractor must provide a decision as expeditiously as the member's health condition requires, but not later than 14 calendar days following the receipt of the authorization request.	278	N/A	-	-		-	-	-	-	-	-

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Jan-2014	Feb-2014	Mar-2014	Apr-2014	RED HI	YELLOW LO	YELLOW HI	GREEN LO
MPD-198	MM	4	OP15 - Detailed Notice of Discharge of Inpatient Hospital Care (CA PPO)	% of cases in which the Detailed Notice of Discharge was provided to the enrollee no later than noon of the day after QIO's notification	NULL UNIVERSE	100.00%	NULL UNIVERSE	NULL UNIVERSE	89.99	90	94.99	95
MPD-326	MM	4	OP15 - Detailed Notice of Discharge of Inpatient Hospital Care(OR HMO)	% of cases in which the Detailed Notice of Discharge was provided to the enrollee no later than noon of the day after QIO's notification	NULL UNIVERSE	100.00%	100.00%	NULL UNIVERSE	89.99	90	94.99	95
SHP-181	MM	5	CalViva Medi-Cal Expedited Authorizations-extension needed TAT	Decision to pend within 3 calendar days of receipt of request and decision to approve, deny or modify within 1 working day (24 hrs) of receipt of requested info necessary to render decision.	87.50%	100.00%	100.00%	100.00%	89.99	90	94.99	95
SHP-173	MM	5	Medi-Cal Expedited Authorizations-extension needed TAT	Within 3 calendar days of receipt of a request, a decision must be made to approve, deny, or note the decision is 'pending'. Decisions noted as 'pending' require further information from the provider. For requests noted as 'pending', a decision to approve, deny or modify must be done within 1 business day of receipt of the additional information.	100.00%	100.00%	100.00%	80.00%	89.99	90	94.99	95
SHP-179	MM	5	CalViva Medi-Cal Routine Authorizations-extension needed TAT	Decision to pend within 5 working days. Decision to approve, deny or modify no longer than 28 calendar days of receipt of request if additional info is necessary to render decision	92.00%	97.50%	97.62%	93.75%	89.99	90	94.99	95
SHP-381	MM	6	AHCCCS Prior Authorization TAT (Expedited)	A request for the authorization of services which the provider or a Contractor determines that using the standard timeframe could seriously jeopardize the member's life or health or the ability to attain, maintain or regain maximum function. The Contractor must make an expedited authorization decision and provide notice as expeditiously as the member's health condition requires but no later than 3 working days following the receipt of the authorization request.	100.00%	97.92%	100.00%	100.00%	94.99	95	96.99	97
SHP-380	MM	6	AHCCCS Prior Authorization TAT (Standard)	A request for the authorization of services for which a Contractor must provide a decision as expeditiously as the member's health condition requires, but not later than 14 calendar days following the receipt of the authorization request.	100.00%	100.00%	99.49%	100.00%	94.99	95	96.99	97

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Measurement Tools	Comment	Status	Location	Regulator	Metric Type	Target
SHP-185	MM	5	CalViva Medi-Cal Concurrent expedited Auth Resolution TAT	Decision within 1 calendar day (24 hrs) of receipt of the request.	Excel TAT report		●	CA	DMHC, NCQA, DHS	CalViva	= 100 %
SHP-180	MM	5	CalViva Medi-Cal Expedited Authorizations TAT	Decision within 3 calendar days (72 hours) of recpt of request	Excel TAT report		●	CA	DMHC, NCQA, DHS	CalViva	= 100 %
SHP-178	MM	5	CalViva Medi-cal Routine Authorizations TAT	decision within 5 working days of recpt of request	Excel TAT report		●	CA	DMHC, NCQA, DHS	CalViva	= 100 %
SHP-177	MM	5	Medi-Cal Concurrent expedited Auth Resolution TAT	Decision within 1 calendar days (24 hrs) of receipt of the request	Excel TAT report		●	CA	DMHC, NCQA, DHS	Medi-Cal	= 100 %
SHP-172	MM	5	Medi-Cal Expedited Authorizations TAT	Decision within 3 calendar days (72 hours) of recpt of request	Excel TAT report		●	CA	DMHC, NCQA, DHS	Medi-Cal	= 100 %
SHP-174	MM	5	Medi-Cal Post-Service/Retrospective Review Auth Resolution TAT	Decision within 30 calendar days of receipt of request	Excel TAT report		●	CA	DMHC, NCQA, DHS	Medi-Cal	= 100 %
SHP-171	MM	5	Medi-Cal Routine Authorizations-extension needed TAT	Decision to pend within 5 working days Decision to approve, deny or modify no longer than 28 calendar days of receipt of request if additional info is necessary to render decision	Excel TAT report		●	CA	DMHC, NCQA, DHS	Medi-Cal	= 100 %
SHP-170	MM	5	Medi-Cal Routine Authorizations TAT	Decision within 5 working days of recpt of request	Excel TAT report		●	CA	DMHC, NCQA, DHS	Medi-Cal	= 100 %
SHP-183	MM	5	CalViva Medi-Cal Post-Service/Retrospective Review Auth Resolution-extension nee	Decision to pend within 30 calendar days of receipt of requested info necessary to render decision	Excel TAT report		■	CA	DMHC, NCQA, DHS	CalViva	= 100 %
SHP-182	MM	5	CalViva Medi-Cal Post-Service/Retrospective Review Auth Resolution TAT	Decision within 30 calendar days of receipt of request	Excel TAT report		■	CA	DMHC, NCQA, DHS	CalViva	= 100 %
SHP-175	MM	5	Medi-Cal Post-Service/Retrospective Review Auth Resolution-extension needed TAT	Decision within 30 calendar days of receipt of requested info necessary to render decision	Excel TAT report		■	CA	DMHC, NCQA, DHS	Medi-Cal	= 100 %

Final

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Universe	Sample Size	Apr-2013	May-2013	Jun-2013	Jul-2013	Aug-2013	Sep-2013	Oct-2013	Nov-2013	Dec-2013
SHP-185	MM	5	CalViva Medi-Cal Concurrent expedited Auth Resolution TAT	Decision within 1 calendar day (24 hrs) of receipt of the request.	1	N/A	63.60%	100.00%		87.50%	100.00%	91.70%	100.00%	100.00%	100.00%
SHP-180	MM	5	CalViva Medi-Cal Expedited Authorizations TAT	Decision within 3 calendar days (72 hours) of recpt of request	521	31	99.50%	99.10%		98.70%	99.30%	99.80%	99.50%	96.90%	99.20%
SHP-178	MM	5	CalViva Medi-cal Routine Authorizations TAT	decision within 5 working days of recpt of request	2201	31	99.40%	99.60%		99.20%	99.50%	99.50%	99.70%	100.00%	99.50%
SHP-177	MM	5	Medi-Cal Concurrent expedited Auth Resolution TAT	Decision within 1 calendar days (24 hrs) of receipt of the request	67	N/A	76.10%	97.70%		97.20%	100.00%	97.30%	98.00%	100.00%	98.10%
SHP-172	MM	5	Medi-Cal Expedited Authorizations TAT	Decision within 3 calendar days (72 hours) of recpt of request	394	33	98.50%	99.10%		99.40%	98.00%	99.70%	98.70%	100.00%	99.20%
SHP-174	MM	5	Medi-Cal Post-Service/Retrospective Review Auth Resolution TAT	Decision within 30 calendar days of receipt of request	2	N/A	100.00%	100.00%		100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
SHP-171	MM	5	Medi-Cal Routine Authorizations-extension needed TAT	Decision to pend within 5 working days. Decision to approve, deny or modify no longer than 28 calendar days of receipt of request if additional info is necessary to render decision	58	30	100.00%	100.00%		98.40%	100.00%	100.00%	98.60%	98.30%	100.00%
SHP-170	MM	5	Medi-Cal Routine Authorizations TAT	Decision within 5 working days of recpt of request	1724	31	99.60%	99.70%		99.40%	99.70%	99.90%	99.70%	99.80%	99.80%
SHP-183	MM	5	CalViva Medi-Cal Post-Service/Retrospective Review Auth Resolution-extension nee	Decision to pend within 30 calendar days of receipt of requested info necessary to render decision	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE		NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE
SHP-182	MM	5	CalViva Medi-Cal Post-Service/Retrospective Review Auth Resolution TAT	Decision within 30 calendar days of receipt of request	NULL UNIVERSE	NULL UNIVERSE	100.00%	100.00%		100.00%	100.00%	100.00%	NULL UNIVERSE	NULL UNIVERSE	100.00%
SHP-175	MM	5	Medi-Cal Post-Service/Retrospective Review Auth Resolution-extension needed TAT	Decision within 30 calendar days of receipt of requested info necessary to render decision	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE		NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE

Metric ID	Tower	Group Code	Metric Name	Metric Measure	Jan-2014	Feb-2014	Mar-2014	Apr-2014	RED HI	YELLOW LO	YELLOW HI	GREEN LO
SHP-185	MM	5	CalViva Medi-Cal Concurrent expedited Auth Resolution TAT	Decision within 1 calendar day (24 hrs) of receipt of the request.	100.00%	90.00%	75.00%	50.00%	89.99	90	94.99	95
SHP-180	MM	5	CalViva Medi-Cal Expedited Authorizations TAT	Decision within 3 calendar days (72 hours) of recpt of request	97.71%	98.66%	97.36%	98.44%	89.99	90	94.99	95
SHP-178	MM	5	CalViva Medi-cal Routine Authorizations TAT	decision within 5 working days of recpt of request	99.23%	98.81%	98.77%	98.17%	89.99	90	94.99	95
SHP-177	MM	5	Medi-Cal Concurrent expedited Auth Resolution TAT	Decision within 1 calendar days (24 hrs) of receipt of the request	94.00%	100.00%	91.43%	83.33%	89.99	90	94.99	95
SHP-172	MM	5	Medi-Cal Expedited Authorizations TAT	Decision within 3 calendar days (72 hours) of recpt of request	95.97%	98.88%	98.46%	94.35%	89.99	90	94.99	95
SHP-174	MM	5	Medi-Cal Post-Service/Retrospective Review Auth Resolution TAT	Decision within 30 calendar days of receipt of request	100.00%	100.00%	NULL UNIVERSE	100.00%	89.99	90	94.99	95
SHP-171	MM	5	Medi-Cal Routine Authorizations-extension needed TAT	Decision to pend within 5 working days. Decision to approve, deny or modify no longer than 28 calendar days of receipt of request if additional info is necessary to render decision	96.30%	90.24%	97.62%	91.18%	89.99	90	94.99	95
SHP-170	MM	5	Medi-Cal Routine Authorizations TAT	Decision within 5 working days of recpt of request	98.98%	97.94%	98.39%	97.41%	89.99	90	94.99	95
SHP-183	MM	5	CalViva Medi-Cal Post-Service/Retrospective Review Auth Resolution-extension nee	Decision to pend within 30 calendar days of receipt of requested info necessary to render decision	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	89.99	90	94.99	95
SHP-182	MM	5	CalViva Medi-Cal Post-Service/Retrospective Review Auth Resolution TAT	Decision within 30 calendar days of receipt of request	100.00%	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	89.99	90	94.99	95
SHP-175	MM	5	Medi-Cal Post-Service/Retrospective Review Auth Resolution-extension needed TAT	Decision within 30 calendar days of receipt of requested info necessary to render decision	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	NULL UNIVERSE	89.99	90	94.99	95

SCHEDULE B-2-2

PAYMENT OF FINES THAT COVER CRITICAL COMPLIANCE SERVICE LEVEL FAILURES

***

[Represents 1 page of material pursuant to a request for confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934 which has been filed separately with the Securities and Exchange Commission]

SCHEDULE B-3

***** Measures**

***

[Represents 13 pages of material pursuant to a request for confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934 which has been filed separately with the Securities and Exchange Commission]

SCHEDULE B-3-1

STANDARDS FOR NEW OR MODIFIED

***** SERVICE LEVELS**

TABLE OF CONTENTS

SCHEDULE B-3-1

STANDARDS FOR NEW OR MODIFIED
*** SERVICE LEVELS

CONTENTS

This Schedule B-3-1 (Standards for New or Modified *** Group Service Levels) consists of the following standards:

- HNAZ Corporate Performance Standards for Operations - August 2014
- HNCA Corporate Performance Standards for Operations - August 2014
- HNOR Corporate Performance Standards for Operations - August 2014
- MHN Behavioral Health *** Template for Operations - August 2014
- MHN EAP *** Template for Operations - August 2014

HNAZ CORPORATE PERFORMANCE STANDARDS FOR OPERATIONS

(Membership, Claims, Customer Service, A&G, Correspondence)

August 2014

1. DISTRIBUTION OF ID CARDS

1.1 PROPOSED PERFORMANCE STANDARD

***

1.2 PERFORMANCE STANDARD METHODOLOGY

***

1.3 NOTES

***

2. ID CARD ACCURACY RATE

2.1 PROPOSED PERFORMANCE STANDARD

***

2.2 PERFORMANCE STANDARD METHODOLOGY

***

2.3 NOTES

***

3. ELIGIBILITY DATA

3.1 PROPOSED PERFORMANCE STANDARD

***

3.2 PERFORMANCE STANDARD METHODOLOGY

***

3.3 NOTES

***

4. CLAIMS PROCESSING TURNAROUND TIME

4.1 PROPOSED PERFORMANCE STANDARDS

***

4.2 PERFORMANCE STANDARD METHODOLOGY

***

4.3 NOTES

***

5. CLAIM FINANCIAL ACCURACY

5.1 PROPOSED PERFORMANCE STANDARD

***

5.2 PERFORMANCE STANDARD METHODOLOGY

***

5.3 NOTES

***

6. CLAIM PROCEDURAL ACCURACY

6.1 PROPOSED PERFORMANCE STANDARD

***

6.2 PERFORMANCE STANDARD METHODOLOGY

***

6.3 NOTES

***

7. CLAIM PAYMENT ACCURACY

7.1 PROPOSED PERFORMANCE STANDARD

***

7.2 PERFORMANCE STANDARD METHODOLOGY

***

7.3 NOTES

***

8. CLAIM OVERALL PROCESSING

8.1 PROPOSED PERFORMANCE STANDARD

***

8.2 PERFORMANCE STANDARD METHODOLOGY

***

8.3 NOTES

***

9. RESPONSE TO TELEPHONE INQUIRIES

9.1 PROPOSED PERFORMANCE STANDARD

***

9.2 PERFORMANCE STANDARD METHODOLOGY

***

9.3 NOTES

***

10. TELEPHONE ABANDONMENT RATE

10.1 PROPOSED PERFORMANCE STANDARD

***

10.2 PERFORMANCE STANDARD METHODOLOGY

***

10.3 NOTES

***

11. INITIAL CALL RESOLUTION

11.1 PROPOSED PERFORMANCE STANDARD

***

11.2 PERFORMANCE STANDARD METHODOLOGY

***

11.3 NOTES

***

12. RESPONSE TO WRITTEN INQUIRIES

12.1 PROPOSED PERFORMANCE STANDARDS

***

12.2 PERFORMANCE STANDARD METHODOLOGY

***

12.3 NOTES

***

13. RESPONSE TIME TO APPEALS

13.1 PROPOSED PERFORMANCE STANDARDS

***

13.2 PERFORMANCE STANDARD METHODOLOGY

***

13.3 NOTES

***

14. RESPONSE TIME TO GRIEVANCES

14.1 PROPOSED PERFORMANCE STANDARDS

***

14.2 PERFORMANCE STANDARD METHODOLOGY

***

14.3 NOTES

***

Health Net

HNCA CORPORATE PERFORMANCE STANDARDS FOR OPERATIONS

(Membership, Claims, Customer Service, A&G, Correspondence)

August 2014

15. DISTRIBUTION OF ID CARDS

15.1 PROPOSED PERFORMANCE STANDARD

***

15.2 PERFORMANCE STANDARD METHODOLOGY

***

15.3 NOTES

***

16. ID CARD ACCURACY RATE

16.1 PROPOSED PERFORMANCE STANDARD

***

16.2 PERFORMANCE STANDARD METHODOLOGY

***

16.3 NOTES

***

17. ELIGIBILITY DATA

17.1 PROPOSED PERFORMANCE STANDARD

***

17.2 PERFORMANCE STANDARD METHODOLOGY

***

17.3 NOTES

***

18. CLAIMS PROCESSING TURNAROUND TIME

18.1 PROPOSED PERFORMANCE STANDARDS

***

18.2 PERFORMANCE STANDARD METHODOLOGY

***

18.3 NOTES

***

19. CLAIM FINANCIAL ACCURACY

19.1 PROPOSED PERFORMANCE STANDARD

***

19.2 PERFORMANCE STANDARD METHODOLOGY

***

19.3 NOTES

***

20. CLAIM PROCEDURAL ACCURACY

20.1 PROPOSED PERFORMANCE STANDARD

***

20.2 PERFORMANCE STANDARD METHODOLOGY

***

20.3 NOTES

***

21. CLAIM PAYMENT ACCURACY

21.1 PROPOSED PERFORMANCE STANDARD

***

21.2 PERFORMANCE STANDARD METHODOLOGY

***

21.3 NOTES

***

22. CLAIM OVERALL PROCESSING

22.1 PROPOSED PERFORMANCE STANDARD

***

22.2 PERFORMANCE STANDARD METHODOLOGY

***

22.3 NOTES

***

23. RESPONSE TO TELEPHONE INQUIRIES

23.1 PROPOSED PERFORMANCE STANDARD

***

23.2 PERFORMANCE STANDARD METHODOLOGY

***

23.3 NOTES

***

24. TELEPHONE ABANDONMENT RATE

24.1 PROPOSED PERFORMANCE STANDARD

***

24.2 PERFORMANCE STANDARD METHODOLOGY

***

24.3 NOTES

***

25. INITIAL CALL RESOLUTION

25.1 PROPOSED PERFORMANCE STANDARD

***

25.2 PERFORMANCE STANDARD METHODOLOGY

***

25.3 NOTES

***

26. RESPONSE TO WRITTEN INQUIRIES

26.1 PROPOSED PERFORMANCE STANDARDS

***

26.2 PERFORMANCE STANDARD METHODOLOGY

***

26.3 NOTES

***

27. RESPONSE TO WRITTEN INQUIRIES - MEDICARE

27.1 PROPOSED PERFORMANCE STANDARDS

***

27.2 PERFORMANCE STANDARD METHODOLOGY

***

27.3 NOTES

***

28. RESPONSE TIME TO APPEALS

28.1 Proposed Performance Standards

***

28.2 Performance Standard Methodology

***

28.3 Notes

***

29. RESPONSE TIME TO APPEALS - MEDICARE

29.1 PROPOSED PERFORMANCE STANDARDS

***

29.2 PERFORMANCE STANDARD METHODOLOGY

***

29.3 NOTES

***

30. RESPONSE TIME TO GRIEVANCES

30.1 PROPOSED PERFORMANCE STANDARDS

- ***

30.2 PERFORMANCE STANDARD METHODOLOGY

***

30.3 NOTES

***

31. RESPONSE TIME TO GRIEVANCES - MEDICARE

31.1 PROPOSED PERFORMANCE STANDARDS

***

31.2 PERFORMANCE STANDARD METHODOLOGY

***

31.3 NOTES

***

Health Net

HNOR CORPORATE PERFORMANCE STANDARDS FOR OPERATIONS

(Membership, Claims, Customer Service, A&G, Correspondence)

August 2014

32. DISTRIBUTION OF ID CARDS

32.1 PROPOSED PERFORMANCE STANDARD

***

32.2 PERFORMANCE STANDARD METHODOLOGY

***

32.3 NOTES

***

33. ID CARD ACCURACY RATE

33.1 PROPOSED STANDARD PERFORMANCE

***

33.2 PERFORMANCE STANDARD METHODOLOGY

***

33.3 NOTES

***

34. ELIGIBILITY DATA

34.1 PROPOSED PERFORMANCE STANDARD

***

34.2 PERFORMANCE STANDARD METHODOLOGY

***

34.3 NOTES

***

35. CLAIMS PROCESSING TURNAROUND TIME

35.1 PROPOSED PERFORMANCE STANDARDS

***

35.2 PERFORMANCE STANDARD METHODOLOGY

***

35.3 NOTES

- ***

36. CLAIM FINANCIAL ACCURACY

36.1 PROPOSED PERFORMANCE STANDARD

***

36.2 PERFORMANCE STANDARD METHODOLOGY

***

36.3 NOTES

***

37. CLAIM PROCEDURAL ACCURACY

37.1 PROPOSED PERFORMANCE STANDARD

***

37.2 PERFORMANCE STANDARD METHODOLOGY

***

37.3 NOTES

***

38. CLAIM PAYMENT ACCURACY

38.1 PROPOSED PERFORMANCE STANDARD

***

38.2 PERFORMANCE STANDARD METHODOLOGY

***

38.3 NOTES

***

39. CLAIM OVERALL PROCESSING

39.1 PROPOSED PERFORMANCE STANDARD

***

39.2 PERFORMANCE STANDARD METHODOLOGY

***

39.3 NOTES

***

40. RESPONSE TO TELEPHONE INQUIRIES

40.1 PROPOSED PERFORMANCE STANDARD

***

40.2 PERFORMANCE STANDARD METHODOLOGY

***

40.3 NOTES

***

41. TELEPHONE ABANDONMENT RATE

41.1 PROPOSED PERFORMANCE STANDARD

***

41.2 PERFORMANCE STANDARD METHODOLOGY

***

41.3 NOTES

***

42. INITIAL CALL RESOLUTION

42.1 PROPOSED PERFORMANCE STANDARD

***

42.2 PERFORMANCE STANDARD METHODOLOGY

***

42.3 NOTES

***

43. RESPONSE TO WRITTEN INQUIRIES

43.1 PROPOSED PERFORMANCE STANDARDS

***

43.2 PERFORMANCE STANDARD METHODOLOGY

***

43.3 NOTES

***

***

***

***

***

SCHEDULE B-4

STAKEHOLDER SAT SURVEY

SCHEDULE B-4
STAKEHOLDER SATISFACTION SURVEY

Scoring

5 Regularly exceeding expectations and perceived to be adding significant value above and beyond requirements or SLAs.
4 Consistently meeting expectations and occasionally exceeding expectations by adding value above requirements or SLAs.
3 Consistently meeting expectations and perceived to be contributing to client success within the scope of services contracted for.
2 Some inconsistency in meeting expectations and perceptions that client is having to intervene to ensure performance - improvement required.
1 Consistently not meeting expectations - situation requires immediate and substantial improvement.

Stakeholder Scoring Matrix

Category	Score
Account Management	3
Operational Management	3
Knowledge Management	3
Business Enablement & Innovation	3
Value of Services	3
Customer Experience	3
Brand Impact	3
Overall Score	**3**

Please provide specific comments, observations, concerns, recommendations for improvement, etc. of any ratings less than 3

Considerations for Category Scoring (Note: each consideration does not have to be demonstrated in each quarter to achieve a 3 or higher.)

Account Management Team

Account Management Team leadership skills.
Timely and informative reporting and communications.
Openness to suggestions / criticism and responsiveness to Client Leadership concerns.
Attitude and responsiveness for dealing with unforeseen business needs or events, as approptiate for Supplier's scope.
Ability to manage up and out across the Supplier's delivery organization(s) (*e.g.*, foreign delivery locations or business units).
Tracking and resolution of Client issues that have been referred within Supplier's delivery organization.
Ability to identify and leverage the "right" people from Supplier to support Client's needs.
Ease of interaction with Account Management Team.

Operational Management

Operational excellence of Supplier (the achievement of SLAs without material Client intervention or attention).
Quality of change execution.
Proactive in addressing potential or actual operational failures (*e.g.*, incident avoidance, attention of resources to recurring problems).
Openness and communication of operational problems (v. failing to inform or attempting to cover over problems).
Knowledge of Client policies, procedures and methodologies and training of client personnel.
Ability to recover upon a service failure.
Supplier management of turnover of Key Resources and/or "Knowledge Critical" resources.

Knowledge Management

Availability and ease of use of Supplier's Knowledge Management solution including access by all appropriate Client and other necessary supplier resources.
Quality of material contained in Knowledge Management System.
Proactive updating and improvement of the information contained in the Knowledge Management System by Supplier resources.
Value of Knowledge Management to speed of resolution, improvements in client experience and/or operational hand-offs between delivery centers.

Business Enablement and Innovation

Supplier's knowledge of Client's business and industry.
Supplier's knowledge of current and trending technology and proactive communication of potential value/threat to Client's business.
Supplier observations and recommendations to improve Client performance both within and around Supplier's Services.
Supplier's proactive delivery of Supplier subject matter experts (industry, technical, operational, etc.) to inform and improve Supplier Services.

Value of Services

Perceived value of ongoing efforts by Supplier to improve quality of Services after Supplier transition.
Value of Supplier's integration, tools, process best practices, methodologies and effective leverage of same in delivery of Services.

Customer Experience

Overall perception of value of Supplier's delivery on Customer experience.
Quality and effectiveness of communications to Customers as appropriate for Supplier's scope.
Perception of Business Stakeholder's satisfaction as obtained by Customer surveys and other feedback from the businesses.
Ease of Customer interaction with Supplier as appropriate for Supplier scope.

Brand Impact

Stakeholder's perception of Supplier's efforts to protect the Client's brand.
Supplier's impact on brand through proactive management of quality and compliance challenges.
Supplier's impact on brand through proactive avoidance of information or other security breaches.
Outcome of industry and other surveys based on Customer exeriences associated with Supplier's delivery of Services.

SCHEDULE C

CHARGES

***

[Represents 54 pages of material pursuant to a request for confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934 which has been filed separately with the Securities and Exchange Commission]

SCHEDULES C SUBSCHEDULES

(C-1 THROUGH C-17)

***

[Represents 172 pages of material pursuant to a request for confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934 which has been filed separately with the Securities and Exchange Commission]

SCHEDULE D

KEY SUPPLIER POSITIONS

SCHEDULE D
KEY SUPPLIER POSITIONS

Key Cognizant Position	Name	Rebadge (Y/N)	Comments
Operating Officer	TBD	N	
Business Process Services - Head	TBD	Y	
Transition & Transformation Head	TBD	N	
Claims – Lead	TBD	Y	
Membership – Lead	TBD	Y	
Business Configuration – Lead	TBD	Y	
Medical Management Intake - Lead	TBD	N	
Customer Care – Lead	TBD	Y	
Appeals & Grievances – Lead	TBD	Y	
QA & Training – Lead	TBD	Y	
Chief Information Officer	TBD	Y	
IT Applications Development & Maintenance – Head	TBD (Onshore)	N	
IT Applications Development & Maintenance – Head	TBD (Offshore)	N	
PPMO Lead	TBD	Y	

Key Cognizant Position	Name	Rebadge (Y/N)	Comments
Infrastructure Services - Head	TBD	Y	
Technology Transformation Lead	TBD	TBD	
Head of IT Security & Compliance (CSO)	TBD	N	
P5 Operations Transition Lead	TBD	Y	Up until Steady State
P5 IT Transition Lead	TBD	Y	Up until Steady State
Relationship Executive	TBD	N	
Teleperformance			Placeholder for key personnel above the SOW level for TP

Note 1: Cognizant shall propose individuals to occupy these Key Supplier Positions for Health Net's approval within thirty (30) days after the Effective Date, and the approved individuals shall be appointed to fill these Key Supplier Positions within Ninety (90) days after the Effective Date.

Note 2: Health Net shall have the right to designate five (5) additional full time Key Supplier Positions to address Service quality concerns by giving written notice to Supplier.

SCHEDULE E

TRANSITIONED EMPLOYEES

***

[Represents 15 pages of material pursuant to a request for confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934 which has been filed separately with the Securities and Exchange Commission]

ANNEX TO SCHEDULE E

SEVERANCE TERMS

***

[Represents 7 pages of material pursuant to a request for confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934 which has been filed separately with the Securities and Exchange Commission]

SCHEDULE F

SUPPLIER FACILITIES

SCHEDULE F

SUPPLIER FACILITIES

1. OFFSHORE SUPPLIER FACILITIES

This section sets forth the offshore Supplier Facilities from which Supplier will perform the Services. A "Primary" classification indicates a facility from which Supplier will normally perform the Services, and a "Secondary" classification indicates a disaster recovery facility.

Supplier Facility Name	Supplier Facility Address	Approved Services to be Performed	Classification	May Health Net Data be Accessed from this Facility?	May Department of Defense Data be Accessed from this Facility?	May Department of Defense Data be Stored at this Facility?
MEPZ	Cognizant Technology Solutions Pvt. Ltd. Plot no A15,16,17 B20,C10,C1 &D2 NH 45 ,Tambaram GST Road, Chennai -600045, India	IT Applications Development & Testing, Application Maintenance BPS – Claims, A&G, Quality Assurance	Primary, except for BPS- A&G. For BPS A&G this will be a Secondary site.	YES	NO	NO
GMR	Cognizant Technology Solutions Pvt. Ltd. Varalakshmi Tech Park, 5/639, Old Mahabalipuram Road, Kandanchavadi, Chennai-600096, India	IT Applications Development & Testing, Application Maintenance	Primary	YES	NO	NO

Supplier Facility Name	Supplier Facility Address	Approved Services to be Performed	Classification	May Health Net Data be Accessed from this Facility?	May Department of Defense Data be Accessed from this Facility?	May Department of Defense Data be Stored at this Facility?
CKC	Cognizant Technology Solutions India Pvt. Ltd, Plot No. 1 & 2, ELCOT IT Park, Survey No. 602/3, Sholinganallur Village, Tambaram Taluk, Kancheepuram District - 600119, India	IT Applications Development & Testing, Application Maintenance	Primary,	YES	NO	NO
PKN	Cognizant Technology Solutions Pvt. Ltd. Cee Dee Yes Software Technology Park, No 56/3a, 3b, 5a, 5b, Pallikaranai Village, Thoraipakkam, Pallvaram 200 Feet Road, Chennai – 601302, India	BPS Claims, Membership, Configuration, Quality Assurance	Secondary	YES	NO	NO
CRC	Cognizant Technology Solutions Pvt. Ltd. Carr Tower, Ramanujan IT, SEZ, Taramani, Rajiv Gandhi Salai (OMR), Chennai- 600113, India	IT Applications Development & Testing, Application Maintenance BPS Claims, Membership, Configuration, Quality Assurance	Primary, except for BPS-Claims. For BPS-Claims, this will be a Secondary site	YES	NO	NO

Supplier Facility Name	Supplier Facility Address	Approved Services to be Performed	Classification	May Health Net Data be Accessed from this Facility?	May Department of Defense Data be Accessed from this Facility?	May Department of Defense Data be Stored at this Facility?
CBE-SEZ	Cognizant -Delivery Center, Coimbatore C3 — Chill Special Economic Zone Keeranatham Village, Saravanampatti Via, Coimbatore 641 035 TamilNadu India	ITO L1, L2 & L3 Services Delivery & Operations BPS – Claims, Quality Assurance	Primary, except for BPS-Claims and ITO L2 & L3 Services. For BPS-Claims, ITO L2 & L3 Services this will be a Secondary site	YES	NO	NO
CBE - Mountain View Campus	Cognizant Technology Solutions Pvt. Ltd. Unit I, STPI IT Park, Kumaraguru College of Technology Campus, Saravanampatti, Coimbatore – 641006, India	IT Applications Development & Testing, Application Maintenance	Primary	YES	NO	NO
Manyata Embassy Business(MBP) Park	Cognizant Technology Solutions Pvt. Ltd. Outer Ring Road, Rachenahalli Village Nagavaraha, Bangalore -	IT Applications Development & Testing, Application Maintenance, ITO L1, L2 & L3 Services	Primary, except for BPS-Configuration and Membership and ITO L1 Services. For BPS-	YES	NO	NO

Supplier Facility Name	Supplier Facility Address	Approved Services to be Performed	Classification	May Health Net Data be Accessed from this Facility?	May Department of Defense Data be Accessed from this Facility?	May Department of Defense Data be Stored at this Facility?
	560045 India	Delivery & Operations BPS Configuration, Membership, Quality Assurance	Configuration and, Membership , ITO L1 Services this will be a Secondary site			
KOL - ITP - STZ	Cognizant Technology Solutions Pvt. Ltd. InfoSpace Unitech Hi-tech Structures Ltd., IT/ITeS SEZ, Tower G2, 6th floor, SEZ Unit 2, Plot No.DH-1, DH-2, DH-3 & DH-3/1, Block No. DH, Action Area I, New Town, Kolkata- 700156 India	IT Applications Development & Testing, Application Maintenance	Primary	YES	NO	NO
HYD - DLF - PH1/2/3	Cognizant Technology Solutions Pvt. Ltd. Floors Ground,I,II, Plot No: 129,130,131,132-SEZ, APHB Colony, Gachibowli Hyderabad.-500081, India	IT Applications Development & Testing, Application Maintenance BPS Claims, Quality Assurance	Primary, except for BPS-Claims. For BPS- Claims this will be a Secondary site	YES	NO	NO

Supplier Facility Name	Supplier Facility Address	Approved Services to be Performed	Classification	May Health Net Data be Accessed from this Facility?	May Department of Defense Data be Accessed from this Facility?	May Department of Defense Data be Stored at this Facility?
HYD -Raheja	Cognizant Technology Solutions Pvt. Ltd Mind space Hyderabad Plot No. 64, APIIC layout, Besides VSNL & Madhapur Hi-tech city, Hyderabad - 400081	BPS Claims, Quality Assurance	Secondary	YES	NO	NO
Manila-Taguig	Cognizant Technology Solutions Pvt. Ltd. -8/10 Upper Mckinley Building No. 10, Floor 5 & 6, Upper Mckinley Road,Mckinley Hills, Fort Bonifacio, Taguig, Manila- 1634, Philippines	IT Testing BPS A&G , Membership, Medical Management & Quality Assurance	Primary	YES	NO	NO
-Cebu	Cognizant Technology Solutions Pvt. Ltd. 11th - 12th Flr, Skyrise 4 (Block 2, Lot 4 Geonzon St. Cebu IT Park), 6000 Cebu City, Cebu, Philippines	ITO – Commercial Service Desk Operations BPS- A&G, Membership, Medical Management, Quality Assurance	Primary, except for BPS-A&G, Membership & Medical Management. For BPS-A&G, Membership, & Medical Management, this will be a	YES	NO	NO

Supplier Facility Name	Supplier Facility Address	Approved Services to be Performed	Classification	May Health Net Data be Accessed from this Facility?	May Department of Defense Data be Accessed from this Facility?	May Department of Defense Data be Stored at this Facility?
			Secondary site			
Manila-Pasig	Cognizant Technology Solutions Pvt. Ltd. 11th, 12th, 14th & 15th Floor, No. 17 Hanston Square Building, San Miguel Ave.,Ortigas Center, Pasig City 1605, Philippines	ITO – Commercial Service Desk Operations BPS A&G, Membership ,Medical Management, Quality Assurance	Secondary	YES	NO	NO
Manila – Makati	Cognizant Technology Solutions Pvt. Ltd. 4th & 5th Floor, Paseo Centre Building, 8757 Paseo de Roxas corner, Sedeno Street, Makati City 1277, Philippines	BPS A &G, Membership, Medical Management, Quality Assurance	Primary	YES	NO	NO
CHIH-PS	Miguel de Cervantes Saavedra 100, Complejo Industrial Chihuahua, 31109 Chihuahua, CHIH, Mexico	Contact Center Operations	Secondary	YES	NO	NO
Davao, Philippines	Davao, Philippines 2nd Floor, SM City Davao	IB/OB call, off phone case follow up and	Primary	YES	NO	NO

Supplier Facility Name	Supplier Facility Address	Approved Services to be Performed	Classification	May Health Net Data be Accessed from this Facility?	May Department of Defense Data be Accessed from this Facility?	May Department of Defense Data be Stored at this Facility?
	Annex, Quimpo Blvd, Dabao 8000	correspondence				
Fairview, Quezon City, Philippines	Fairview Facility, Quezon City: 2/F New Annex, SM City, Fairview, Quezon City, Philippines	IB/OB call, off phone case follow up and correspondence	Primary	YES	NO	NO
Chihuahua, Mexico	Teleperformance Mexico S.A. Miguel de Cervantes Saavedra 100, Complejo	IB/OB call, off phone case follow up and correspondence	Primary	YES	NO	NO

3. ONSHORE SUPPLIER FACILITIES

This section sets forth the onshore Supplier Facilities from which Supplier will perform the Services. A "Primary" classification indicates a facility from which Supplier will normally perform the Services, and a "Secondary" classification indicates a disaster recovery facility.

Supplier Facility Name	Supplier Facility Address	Services to be Performed	Classification	May Health Net Data be Accessed from this Facility?	May Department of Defense Data be Accessed from this Facility?	May Department of Defense Data be Stored at this Facility?
CO-DC	Cognizant Data Center – Colorado (Latisys) 6900 S Peoria Centennial , CO 80523	ITO - Datacenter Hosting Services	Primary	YES	YES	YES
AZ-DC	Cognizant Data Center – Arizona 2335 S Ellis St Chandler, AZ 85286	ITO – Datacenter Hosting Services	Secondary	YES	YES	YES
AZ-DL	Cognizant – Delivery Center, Arizona 2512 West Dunlap Phoenix, AZ 8502	ITO –Federal Service Desk, ITO Services Delivery & Operations, BPS - Claims	Primary, except for ITO Services Delivery & Operations and BPS - Claims	YES	YES	YES
FL-DL	Cognizant – Delivery Center, 10401 Highland Manor Drive, Suite 300,Tampa, FL 33610	ITO – Federal Service Desk	Secondary	YES	YES	NO
Rancho Cordova, CA, USA	12033 & 11970, Foundation Pl Rancho Cordova, CA	ITO Services Delivery & Operations, Security Services	Primary	YES	YES	YES

Supplier Facility Name	Supplier Facility Address	Services to be Performed	Classification	May Health Net Data be Accessed from this Facility?	May Department of Defense Data be Accessed from this Facility?	May Department of Defense Data be Stored at this Facility?
Aerojet-Rancho Cordova, CA, USA	2025 Aerojet Rd, Rancho Cordova, CA 95742	ITO Services Delivery & Operations, Security Services	Primary	YES	YES	YES
Woodland Hills, CA, USA	21281 Burbank Blvd Los Angeles, CA	ITO Services Delivery & Operations, Security Services	Secondary	YES	YES	YES
LAX-PS	5800 Bert Kouns Industrial Loop, Shreveport, LA, USA	Contact Center Operations	Primary	YES	YES	NO
Rancho Cordova, CA, USA	12033 & 11970, Foundation Pl Rancho Cordova, CA	BPS Services (Contact Center, Claims, Membership & Configuration, Quality Assurance, Training & Medical Management)	Primary	YES	YES	YES
Woodland Hills, CA, USA	21281 Burbank Blvd Los Angeles, CA	BPS Services Contact Center, Claims, Membership & Configuration, A&G, Quality Assurance, Training & Medical	Primary	YES	YES	YES

Supplier Facility Name	Supplier Facility Address	Services to be Performed	Classification	May Health Net Data be Accessed from this Facility?	May Department of Defense Data be Accessed from this Facility?	May Department of Defense Data be Stored at this Facility?
		Management)				
San Rafael	2370 Kerner Blvd. San Rafael, CA 94901	BPS Services (Membership & Quality Assurance)	Primary	YES	YES	YES
Huntington Beach	7755 Center Ave, Huntington Beach, CA 92647	BPS Services (Quality Assurance, Contact Center)	Primary	YES	YES	YES
Glendale	101 N Brand Blvd Ste 1500, Glendale, CA 91203	BPS Services (Medical Management)	Primary	YES	YES	YES
Shreveport, LA	Shreveport, LA, USA TPUSA, Inc. 5800 Industrial Loop Shreveport, Louisiana USA 71129	IB/OB call, off phone case follow up	Primary	YES	YES	YES
Irving, TX	5525 North Macarthur Boulevard # 800. Irving, TX	IB/OB call, off phone case follow up	Primary	YES	NO	NO
Tempe, AZ	1230 West Washington Street Tempe Arizona 85281	A&G	Primary	YES	NO	NO

SCHEDULE G
GOVERNANCE

SCHEDULE G
GOVERNANCE

1. GENERAL

(a) This Schedule G (*Governance*) sets forth an integrated set of resources, committees, meetings, processes, plans and tools ("***Contract Governance***"). The purpose of Contract Governance is to monitor and control all aspects of the Services in order to promote smooth operation of the Services in accordance with the Agreement. This Schedule G (*Governance*) describes the Contract Governance plan ("***Contract Governance Plan***"), including Health Net's and Supplier's roles and responsibilities in Contract Governance, the relationship management structure, the decision making processes related to the Services, and other aspects of the Contract Governance.

(b) The following Schedules are included as part of this Schedule G (*Governance*):

(i) Schedule G-1 (*Supplier Organization*) contains a description of Supplier's management-level organizational unit involved in the performance of this Agreement.

(ii) Schedule G-2 (*Committee and Meeting Framework*) describes the committee and meeting framework to be used by Health Net and Supplier to operationalize Contract Governance.

(iii) Schedule G-3 (*Management Reports*) contains a list of certain of the management reports that will be provided by Supplier to Health Net as part of Contract Governance.

2. CONTRACT GOVERNANCE PLAN

2.1 Development of Contract Governance Plan

Health Net and Supplier will jointly finalize and implement the Contract Governance Plan within ninety (90) days, or as mutually agreed, following the Effective Date. The Contract Governance Plan will, at a minimum:

(a) Specify the formal organizations, processes, and practices for managing Health Net's and Supplier's relationship under the Agreement;

(b) Establish organizational interfaces for management and operation of the Agreement including:

(i) the organization charts for Health Net and Supplier identifying the roles involved in Contract Governance;

(ii) framework for governance reports and meetings, including those reports and meetings described in Section 3, below; and

(iii) the operational and contractual authority and authorization levels of the Health Net and Supplier resources involved in Contract Governance;

(c) Specify the following Contract Governance processes:

(i) Process to receive, qualify, identify, manage, and track Deliverables to completion; and

(ii) Protocol for formal communications between Health Net and Supplier;

(d) Establish a strategy for gathering appropriate inputs to Contract Governance and communicating appropriate outputs from Contract Governance to appropriate Health Net and Supplier resources; and

(e) Include such other information as requested by Health Net to support the purpose of Contract Governance.

2.2 Other Governance-Related Processes

In addition to any other processes necessary to support Contract Governance, the role of the Governance organization in the following processes (e.g., as the body to hear escalations, etc.) will be incorporated in the Contract Governance Plan:

(a) Change Control Process, as defined and further described in Section 17.5 of the Terms and Conditions and Schedule H (*Change Control*);

(b) The Action Plan and Step In Rights processes described in Section 17.4 of the Terms and Conditions;

(c) The processes for determining end user and stakeholder satisfaction, as described in Schedule B (*Service Levels*);

(d) The process for managing and evaluating performance against the Service Levels and remediating Service Level Failures, as described in Schedule B (*Service Levels*);

(e) The dispute resolution process described in Section 26 of the Terms and Conditions;

(f) The indemnification process and procedures described in Section 23 of the Terms and Conditions;

(g) The process for the development and maintenance of the Procedures Manual described in Section 17.2 of the Terms and Conditions;

(h) The Demand Intake Process consistent with Schedule J (*Project Framework*), Schedule C (*Charges*), and Schedule H (*Change Control*);

(i) Processes related to the establishment of the BPaaS and non-BPaaS Road Map; and

(j) Any other processes and procedures described in this Agreement that relate to how the Parties will interact with one another to govern and manage performance under and compliance with the Agreement.

2.3 Responsibilities

(a) Within ninety (90) days after the Effective Date (or as otherwise specified below), Supplier will:

(i) assign an individual to be the single point of contact to Health Net for the Contract Governance Structure development and maintenance;

(ii) identify the Supplier attendees for the meetings reflected in Schedule G-2 (*Committee and Meeting Framework*) and any updates as they occur;

(iii) develop the Contract Governance Plan in collaboration with Health Net;

(iv) review Health Net comments and feedback and revise the draft Contract Governance Plan and submit to Health Net for Health Net review and approval within ten (10) Business Days of receipt of Health Net's comments. For the avoidance of doubt, this process will be repeated until the Contract Governance Plan is approved by Health Net; and

(v) provide appropriate Supplier Personnel access to the Contract Governance Plan, as needed.

(b) Within ninety (90) days after the Effective Date (or as otherwise specified below), Health Net will:

(i) assign an individual to be the single point of contact to Supplier for the Contract Governance Plan development and maintenance;

(ii) provide a list of Health Net attendees for the meetings reflected in the meetings plan and any updates as they occur;

(iii) collaborate with the Supplier on the development of the Contract Governance Plan;

(iv) review and provide to Supplier, in writing, Health Net's comments, questions and proposed changes to the draft plan within thirty (30) days following Health Net's acknowledged receipt of the draft Contract Governance Plan; and

(v) provide the Contract Governance Plan to appropriate Health Net employees, as appropriate.

(c) Within ninety (90) days after the Effective Date and regularly thereafter, Supplier will identify process inhibitors, and propose process improvements to Health Net, as required.

(d) In accordance with Schedule R (*Critical Milestones*), Supplier will draft and deliver to Health Net the initial Contract Governance Plan.

(e) The Parties will jointly review, on an annual basis or more frequently as requested by a Party, the Contract Governance Plan and update and/or maintain the Contract Governance Plan accordingly.

3. GOVERNANCE ORGANIZATION

Health Net and Cognizant will implement a governance organization that continues to evolve from the Effective Date through to steady state. Diagram 1 below illustrates the phases of governance evolution as well as the targeted dates for each phase.

Diagram 1


Sept 2014 – Feb 2015
Phase 1
MSA through Regulatory Approval
Mar 2015 – Feb 2017
Phase 2
Transition
Mar 2017 – Feb 2022
Phase 3
Steady State

3.1 Governance Structure in Phases 1 and 2

Health Net and Supplier will organize their joint governance during Phases 1 and 2 as illustrated in Diagram 2 below and described in this Section 3.1.

Diagram 2


Exec Council
CEO, CEO & President, EVP, Chief Financial and Operating Officer & Interim Treasurer, President
Board of Supervisors
Chairman – President Healthcare & Life Sciences
(President, SVP & Global Head – Cognizant Business Process Services, BPS Lead)
Business Council
Chairman – EVP, Chief Financial and Operating Officer & Interim Treasurer
(President West Region Health Plan, President Government Programs, SVP Organization Effectiveness, Chief Compliance & Administration Officer)
Governance Committee
EVP, Chief Financial and Operating Officer & Interim Treasurer, Coburn, Venkat, Chief Compliance & Administration Officer, SVP & Global Head – Cognizant Business Process Services
BPaaS Transformation Office
Co-Operating Officers
Chief Compliance & Administration Officer & SVP & Global Head – Cognizant Business Process Services
Functional
Day to Day Oversight

(a) Board of Supervisors and Executive Council

Supplier will create and chair an executive forum responsible for the overall strategic direction and decision making related to the go-to-market strategy for the Technology Platform and related services (the "***Go to Market Forum***"). Health Net will be a member of the Go To Market Forum and will provide strategic advice and industry expertise in connection with the various service offerings and associated technology. The focus and overall strategy of the Go To Market Forum will include addressing the need to increase membership on the Technology Platform in order to reduce overall cost, leveraging and further developing the Technology Platform, leveraging synergies with other Supplier products, and to build and market a product that has highly attractive distinguishing features for the target market.

(b) Governance Committee

The parties will jointly form a Governance Committee consisting of three (3) senior executives from Health Net and three (3) senior executives from Cognizant who will:

(i) Provide guidance to the Transformation Management Office;

(ii) Oversee performance reviews (operational and financial);

(iii) Oversee Service Levels including compliance and transformation metrics;

(iv) Resolve escalations;

(v) Decide resource allocations; and

(vi) Address within their respective organizations and provide guidance to their respective organization on:

(A) Portfolio/IT roadmap

(B) Innovation oversight

(C) Strategic Planning

(D) Customer experience

(c) Co-Operating Officers

The parties will each nominate a senior executive from their organization to serve as the Co-Operating Officers through Phase 2 who will:

(i) Set strategy/structure for the Transformation Management Organization;

(ii) Manage the Transition;

(iii) Ensure that Health Net achieves the desired performance levels, cost reduction objectives and builds enhanced capacities;

(iv) Ensure that Supplier achieves targeted operational goals and metrics associated with delivery of the Services to Health Net; and

(v) Ensure that Supplier builds and executes a viable line of business targeting acquisition of other health care clients.

The Supplier Operating Officer's overall responsibilities for the Term are set forth in Section 5.2 below.

The Health Net Operating Officer will coach the Supplier Operating Officer on all aspects of health plan operations to enable the Supplier Operating Officer to assume greater responsibilities over time related to the oversight of the Services. The Health Net Operating Officer will also have Transition related authority set forth in Section 13.3 of the Terms and Conditions. During Phases 1 and 2, the Health Net Operating Officer will have sole authority for approving or denying each phase of the Transition as they become due (including whether Acceptance Criteria for Transition Deliverables and Transition Milestones have been met) in accordance with Section 1 of Schedule Z (*High Level Transition Information*) and Section 13.4 of the Terms and Conditions. The governance of certain other Transition-related matters is set forth in Section 13.3 of the Terms and Conditions. For the avoidance of any doubt, Transition shall mean each wave within each Statement of Work.

3.2 Governance Structure in Phase 3

Health Net and Supplier will organize their governance during Phase 3 as illustrated in Diagram 3 below and described in this Section.

Diagram 3


Board of Supervisors
Health Net
Business Council
Governance Committee
Health Net
Health Net Oversight Officer (or designee)
Health Net
Supplier Operating Officer
Functional
Day to Day Oversight

(a) Supplier Board of Supervisors and Health Net Executive Council

The Supplier Board of Supervisors and Health Net Executive Council will continue to operate during Phase 3 as set forth in Section 3.1(a).

(b) Governance Committee

The Governance Committee will continue to operate during steady state with responsibilities as set forth in Section 3.1(b)(ii) - 3.1(b)(vi).

(c) Supplier Operating Officer and the Health Net Oversight Officer (or designee)

At the end of Phase 2, (i) the Health Net Operating Officer will disengage and the Health Net Oversight Officer (or designee) will assume responsibility for representing Health Net in Phase 3/steady state, and (ii) the Supplier Operating Officer will assume responsibility for functional oversight of the day-to-day operations. The Supplier Operating Officer's overall responsibilities for the Term are set forth in Section 5.2 below and also include the responsibilities set forth in Section 3.1(c)(iii) - 3.1(c)(v). During Phase 3, if there is a disagreement between the Health Net Oversight Officer and the Supplier Operating Officer, the parties will escalate the dispute to the Governance Committee for resolution.

4. GOVERNANCE MEETINGS & REPORTS

Governance meetings and management reporting will be critical aspects of the Services provided by Supplier under this Agreement, as they will be the principal means by which Health Net's management and overseers will continue to have the requisite visibility into the operation of those aspects of Health Net's business that are comprised by the Functions outsourced to Supplier pursuant to this Agreement.

4.1 Meetings

As part of the Contract Governance Plan, the Parties will set up the governance meetings ("***Governance Meetings***") listed in Schedule G-2 (*Committee and Meeting Framework*). Unless otherwise agreed by the Parties, Supplier will prepare and circulate a list of topics to be discussed for each agenda item for each meeting sufficiently in advance of each meeting to give the participants an opportunity to prepare for the meeting. Supplier and Health Net will agree on a final agenda. The Parties will ensure that representatives with appropriate knowledge and authority will participate in each Governance Meeting. Supplier will prepare and circulate a documented list of outcomes and action items after each meeting, which will not be binding on either Party if they are in any way inconsistent with this Agreement. At any time during the Term, Health Net may reasonably request additional Governance Meetings or modifications to the type, frequency, purpose or attendance at existing Governance Meetings, and if it does, Supplier shall reasonably consent to such modifications at no charge.

The framework for Governance Meetings and specific Governance Meetings are set forth in Schedule G-2 (*Committee and Meeting Framework*).

4.2 Reports

(a) During the Term, Supplier will be responsible for continuing to generate all reports (governance, operational, and management reports) produced by the Affected Employees at no additional Charge.

(b) Schedule A of the Agreement and each Statement of Work addresses the Supplier's responsibilities to provide operational reporting as an integral part of the Services to be provided under this Agreement. This Schedule G (*Governance*) addresses Supplier's responsibilities with respect to "***Management Reporting***," which means reporting by Supplier to Health Net management and external entities, such as Regulators, with respect to the Functions outsourced to Supplier, in order to provide them with the requisite visibility into the relevant aspects of Health Net's business. Management Reporting includes any reporting required by Regulators or applicable Laws. The Parties have prepared a preliminary list of the Management Reporting to be provided by Supplier to Health Net on an ongoing basis, which is set forth in Schedule G-3 (*Management Reports*). Supplier will deliver all reports listed in Schedule G-3 (*Management Reports*) at no additional charge to Health Net. If it is determined that any report listed in Schedule G-3 (*Management Reports*) is not yet being generated by Health Net as of the BPaaS Services Commencement Date, the Parties will mutually agree to a schedule and process for implementing the report (at no additional charge to Health Net) or the Parties will mutually agree to remove the report from Schedule G-3 (*Management Reports*). No later than six months after the BPaaS Services Commencement Date, Health Net may within reason update the list of Management Reports set forth in Schedule G-3 (*Management Reports*). As part of the Contract Governance Plan, the Parties will work together during the Term to refine Schedule G-3(*Management Reports*) from time to time as may be necessary so that Supplier's Management Reporting meets the objective of providing Health Net's management and overseers with the requisite degree of visibility into the conduct of Health Net's Functions that have been outsourced to Supplier, as they may change and evolve during the Term. Such Management Reporting will be no less comprehensive than (1) the Management Reporting of Health Net's outsourced Functions as of the Effective Date and (2) the Management Reporting provided to Health Net (x) by Supplier under the Original BPO Agreement and Original AO Agreement or (y) by other Health Net outsourcing suppliers, as of the Effective Date, performing services similar to the Services prior to the Effective Date.

(i) In addition to the Management Reporting described in this Section 4.2(b), Supplier will produce a monthly performance report describing Supplier's performance of the Services in the preceding month (the "***Monthly Performance Report***"). The Monthly Performance Report will be delivered to Health Net not later than the fifteenth (15th) day of each month. Each Monthly Performance Report will (A) assess the degree to which Supplier has attained or failed to attain the pertinent objectives for the prior month, including the Service Levels and measurements with respect to metrics other than the Service Levels as specified by Health Net, if applicable; (B) describe the status of each ongoing problem resolution effort and any other initiative; (C) explain deviations from the Service Levels in the prior month and include for each deviation a plan for corrective action; (D) set forth a record of the Services, personnel changes and any other changes made during the reporting period that affect, or could affect, the Services and describe the planned changes during the upcoming month that may affect the Services; (E) set forth utilization of each Supplier resource (e.g., hour, FTE, etc.) for which a charge is made under this Agreement; (F) include all documentation and other information that Health Net reasonably requests to verify compliance with this Agreement; and (G) provide Health Net with a monthly financial projection of Supplier's charges for the following month.

(c) At any time during the Term, Health Net may request additional reports or modifications to the type, frequency, or format of existing reports, and if it does, Supplier shall reasonably consent to such modifications at no charge.

(d) Supplier understands and agrees that a number of Affected Personnel, perform ad hoc reporting as a matter of course in their daily duties. With the transition of such Affected Personnel, Supplier shall continue to provide such ad hoc reporting as may be requested by Health Net at no charge.

5. RELATIONSHIP MANAGEMENT STRUCTURE

5.1 Relationship Executive

Within fifteen (15) days after the Effective Date, Health Net and Supplier will each identify its own relationship executive ("***Relationship Executive***") who will focus on Health Net's and Supplier's long-term strategic relationship and the mission, vision, and innovation as they relate to the Services. Supplier's Relationship Executive will be responsible for the achievement of the goals and the implementation of the Agreement, and will be Health Net's single point of contact for executive issues and escalation management. The Relationship Executives may not delegate execution of their role, but may involve other Health Net or Supplier resources as needed to facilitate execution of their role.

5.2 Supplier Operating Officer

For the Term, Supplier will identify an account executive (the "***Supplier Operating Officer***") who will focus on the day-to-day operations and delivery of the Services. The Supplier Operating Officer's role will evolve during the Term as detailed in Sections 3.1(c) and 3.2(c) above. Regardless of the Phase, during the Term the Supplier Operating Officer's responsibilities include:

(a) serving as the single point of accountability for Supplier for the Services, including all aspects of service delivery and the Supplier delivery organization, and have overall responsibility to ensure Health Net satisfaction. The Supplier Operating Officer will also review all Transition activities to verify that critical processes and systems are smoothly and efficiently integrated or transitioned;

(b) being the executive contact for Health Net on daily delivery performance and Supplier service delivery commitments, including managing performance and efficiency of Supplier's third party delivery vendors;

(c) providing service management processes and reporting while being responsible for continuous delivery service improvement; and

(d) working with the Health Net Co-Operating Officer or Health Net Oversight Executive or Designee to ensure client satisfaction and to support new strategies and Health Net business directions.

Health Net leadership that serve on the Governance Committee and the Board of Supervisors will provide Supplier feedback relating to performance of the Supplier Operating Officer. Health Net's feedback will be used by Supplier as input for the overall performance appraisals for such individual.

SCHEDULE G-1 – SUPPLIER ORGANIZATION

1 SUPPLIER ORGANIZATION


BPaaS Transformation Management Office – Phase 1
Board of Supervisors
Operating Officer
IT Applications Dev & Maintenance Lead (Onshore)
BPS Services Lead
Compliance Officer
Transition & Transformation Head
Chief Operating Officer
PMO Head
Relationship Executive
IT Applications Dev & Maintenance Head (Offshore)
Key Personnel
Cross-Functional Services Personnel

Key supplier positions beyond level III are not depicted in Sch G-1 organizational charts

Key Personnel outside the scope of the organization level of detail include:
business systems analysts, claims examiners, release and program managers

Only full time cross functional roles are included in the organizational charts


BPaaS Transformation Management Office – Phases 2-3
Board of Supervisors
Operating Officer
Chief Information Officer
Business Process Services Head
Compliance Officer
Transition & Transformation Head
Chief Operating Officer
PMO Head
Relationship Executive


Transistion & Transformation – Phases 1 - 2
Transition & Transformation Head
P5 Operations Transition Lead
P5 IT Transition Lead
Technology Transformation Lead
Infrastructure Transition Lead
Security Services Transition Lead
Shared Services Lead
Project & Program Lead
Knowledge Transfer Lead
Commercial & Contract Lead
HR Lead
Technology & Network Lead


Operations Transition & Transformation – Phases 1 - 2
Transition & Transformation Head
PS Operations Transition Lead
Membership Transition Lead
Claims Transition Lead
Configuration Transition Lead
Medical Management Transition Lead
Appeals and Grievances Transition Lead
QA & Training Transition Lead
Knowledge Transfer & Offshore Transition Lead
Process Assess & Knowledge Mgmt Lead


Operations – Phases 2 - 3
Business Process Services Head
QA & Training Lead
Manager Quality Assurance
Manager Training
Manager Business Analysis
Business Configuration Lead
Operations Lead Benefit Config
Director Configuration
Operations Lead Pricing Config
Operations Lead PDM/Capitation
Director Capitation/ Provider Data Mgmt
Claims Lead
Operations Lead Pre-Adjudication
Operations Lead Adjudication Govt. Programs
Operations Lead Adjudication Commercial
Operations Lead Post Adjudication, Audit, Recovery
Directors Claims
Managers Claims
Director Configuration & Claims
Membership Lead
Operations Lead Group & Enrollment Commercial
Operations Lead Government Enrollment
Operations Lead AR & Billing
Director Membership Accounting
Director Membership Accounting
Director Membership Accounting
Operations Lead Broker Commission/ Sales Incentives
Medical Management
Supervisor Triage, PG, AZ AHCCCS
Supervisor HNU
Supervisor MRU
Supervisor CCR
Supervisor PCU
Appeals & Grievances Lead
Manager Grievance
Manager Appeals
Operations Lead
Call Center Technology Lead/ ACDIVR
Service Mgmt / Forecasting Lead
Account Managers
Compliance Consultant
Manager Vendor Mgmt
Shared Services Lead
HR Lead
Technology & Network Lead


IT Serivces – Phases 2 - 3
Chief Information Officer
IT Applications Dev & Maintenance Head (Onshore)
IT Applications Dev & Maintenance Head (Offshore)
Infrastructure Services Head
PPMO Lead
IT Security & Compliance Head (CSO)
SME Lead
Core Sys Dev & Modernization Director
Output Sys Dev & Modernization Director
Testing Lead
Data Mgmt. & Analytics Lead
SME Core Systems 1
SME Core Systems 2
Core Sys Dev Lead
Core Sys Programs Lead
Output Sys Dev Lead
Infrastructure Architecture Lead
Vendor Delivery & Mgmt. Lead
Infrastructure Service Delivery Lead
SLA Mgmt & Reporting Lead
Onshore Production Support Lead
Platform Development Lead
Offshore Team Lead
Data Security Lead
Data Center Security Lead
Facilities Management Security Lead
Offshore Security Team Lead
IT Vendor Management Lead


COO – Phases 1 - 3
Chief Operating Office (COO)
HR Head
Finance Head
Communication & Change Management Head
Administrative Services Head
Strategic Sourcing Head

Final


Compliance Office – Phases 1 - 3
Compliance Officer
Compliance Lead Medicare
Compliance Lead Medicaid
Compliance Lead Commercial
Compliance Specialist
Compliance Specialist
Compliance Specialist
Compliance Specialist
Compliance Specialist


Enterprise PMO – Phases 1 - 3
Enterprise
Project Management Office
(PMO) Head
Risk Officer
Contract Manager
Governance
Lead
Reporting &
Analytics Lead
Risk Leads
Third Party Contract
Lead
Contract Adherence
and Reporting Lead
Portfolio Lead
Issue & Error
Resolution Lead
Program Analysts


Relationship Executive – Phases 1 - 3
Relationship Executive
Client Partner Lead
Strategy & Go To Market Lead


Teleperformance – Phases 2 - 3
Business Process Services Head
Teleperformance Customer Care Tower Lead
Teleperformance Rebadge/Human Resources PMO Lead
Teleperformance Transition/ Operatoins PMO Lead
Teleperformance Technology & Security PMO Lead
Teleperformance Operations Lead - Mexico
Teleperformance Training PMO Lead
Teleperformance Ancillary Support PMO Lead
Teleperformance Operations Lead – Philippines
Teleperformance Account Manager

EXHIBIT G-2
MEETING FRAMEWORK

SCHEDULE G-2

COMMITTEE AND MEETING FRAMEWORK

Committee Information	Committee Name	Transition Management	Daily Tower Status Meeting	Service Delivery Meeting	Performance Meeting	Quarterly Business Review	Technology/Services Meeting	Strategic Relationship (Mission / Vision / Innovation) Meeting
		Transition Management Review	**Daily Operations Review**	**Operations Review Committee**	**Performance Review Committee**	**Joint Management & Operations Committee**	**IT Management Committee**	**Joint Steering Committee meetings & Joint Management & Operations Committee**
	Description	Review transition progress and status in each of the Towers and the overall satisfaction of the Transition Plan. There will be multiple meetings required to review overall and specific Tower progress.	Review results from previous twenty-four (24) hours focusing on processing dashboards, systems availability and major processing issues including workarounds put in place.	Review service delivery performance and discuss operational issues. Review and approve operational process changes. Any procedural changes should be addressed during this meeting as well.	Review performance against contracted or stated expectations. Consider if changes are necessary to improve performance. Recommend operational changes to Service Delivery. Ongoing assessment of the effectiveness of the performance framework (i.e., measures, metrics, weightings, credits, etc.). Recommend changes in the performance framework.	Review performance against contracted or stated expectations. Consider if changes are necessary to improve performance. Ongoing assessment of the effectiveness of the performance framework (i.e., measures, metrics, weightings, credits, etc.).	Review and consideration of technology and service changes in alignment with direction from Mission / Vision / Innovation committee. Presentation and discussion of Supplier Services and Technology Product Road Map.	Update the mission and vision for strategic relationship and Services in scope. Review and approve Innovation Plan and evaluate outcomes. Approve Supplier Services and Technology Product Road Map. Identify short term specific goals for the strategic relationship, including the timeframes for achieving such goals. Assess the overall success of the relationship.
	Agenda	+Review specific progress toward achieving the Transition Plan and Milestones. +Discussion / Resolution of Transition issues /Mitigation of risks /coordination of interdependencies	+ Review daily turn over report	+ Performance Trends + Problems (RCAs) + Issues (process, actor, organizational, etc.)	+ Review monthly performance results	+ Review quarterly performance results	+ Review Services and Technology Product Road Map + Vendor presentations on new solutions	+ Business update + Goals setting, monitoring and assessment + Review value creation opportunities + Innovation Plan + Product Road Map
	Frequency	Daily, Weekly, Monthly	Daily	Monthly or more frequently depending on the stability and maturity of the operations.	Monthly	Quarterly	Semi-Annually	Semi - Annually

SCHEDULE G-3

MANAGEMENT REPORTS

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Governance	Monthly Performance Report	A monthly performance report describing Supplier's performance of the Services in the preceding month as further described in Section 4.2(b)(i) of Schedule G (*Governance*).	Monthly	Active		
IT Vendor Relations	PC Refresh Status Report	Report outlining the number of PCs being refreshed, broken out by laptops and desktops, Corp vs. Govt Systems, completed/pending/no refresh and lost/unlocateable	Bi Weekly	Active	Data is a combination of detailed PC data from IBM Global Finance and PC data pulled from Altiris, inside of an Access db maintained by IBM.	IBM (IO PC Refresh Coordinator)
IT Vendor Relations	Joint Operations Committee	Governance report - overview of low level tactical activities for Application Outsourcing Contract	Monthly	Active	Data pulled by SUPPLIER from Plan View, project/program plans, Remedy, financial systems	SUPPLIER
IT Vendor Relations	Joint Operations Committee	Governance report - overview of low level tactical activities for Infrastructure Outsourcing Contract	Monthly	Active	Data pulled by IBM from their CLAIM (labor tracking), project/program plans, Remedy, financial systems, and GSMRT	IBM
IT Vendor Relations	Monthly IT Contract Renewal SLA report	Scorecard outlining timeliness of renewals of contracts in the ITG Governance portfolio	Monthly	Active	Spreadsheets and SAP Contract Lifecycle Management (CLM) system	Health Net (Helen Poon)
IT Vendor Relations	Monthly Ebuyer Cart	Outlines volume and quality metrics for ebuyer cart processing for IO, AO, SA, and	Monthly	Active	SAP Ebuyer system	Health Net (Gary Ellis)

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
	Analysis report	misc software/hardware managed by ITG Governance				
IT Vendor Relations	Expiring Contracts Report	Lists contracts in CLM owned by ITG Governance that have either expired or will expire in the next 3 months.	Monthly	Active	SAP CLM system	Health Net (Lily Poon in SS&P)
IT Vendor Relations	Software Purchase Reports	Lists of historical software procurements and upcoming renewals	Monthly	Active	Compucom ordering system	Compucom
IT Vendor Relations	Blocked Report	Identifies mismatched amounts between Purchase Orders and Invoices	Weekly	Active	SAP core system	Health Net (Terry Durant in AP)
IT SLM Team	Monthly Operations Report (MOR)	Displays a subset of metrics with explanation of any missed metrics for the current reporting month	Monthly	Active	Remedy, ISC Portal	Health Net SLM Team
IT SLM Team	IBM Monthly Scorecard	Displays a subset of IBM-related metrics	Monthly	Active	Remedy, ISC Portal	Health Net SLM Team
IT SLM Team	Supplier Monthly Scorecard	Displays a subset of Supplier-related metrics	Monthly	Active	Remedy	Health Net SLM Team
IT SLM Team	Health Net Quarterly Scorecard by Region (Overall)	Displays a subset of aggregated metrics for all Vendors and Health Net	Tracked Quarterly but distributed Monthly	Active	Remedy, ISC Portal	Health Net SLM Team
IT SLM Team	University of California - Web Site Availability Performance Guarantee Result Healthnet.com	Displays Availability of Healthnet.com during normal business hours for the previous Quarter.	Quarterly	Active	Remedy	Health Net SLM Team

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
IT SLM Team	JP Morgan Chase - Web Site Availability Performance Result - New MHN EAP PG Group	Displays Availability of MHN.com and Members.MHN.com for the previous Quarter.	Quarterly	Active	Remedy	Health Net SLM Team
IT SLM Team	Monthly Business PMR	Displays a subset of SLA's for IBM and Supplier	Monthly	Active	Remedy, ISC Portal	Health Net SLM Team
IT SLM Team	Monthly Availability Metric Reports (Access DB)	Displays aggregated ticket detail data and summarized availability for all Vendors and Health Net	Monthly	Active	Remedy	Health Net SLM Team
IT SLM Team	General System Availability (GSA) Reports	Displays a breakout of ticket detail and individualized system availability by Vendor and Health Net	Monthly	Active	Remedy	Health Net SLM Team
IT SLM Team	Supplier Project Exception Report (weekly)	Displays the service requests for project exceptions submitted by Supplier that were approved by Health Net Mgmt	Weekly	Active	Remedy	Health Net SLM Team
IT SLM Team	Monthly Remedy Ticket Counts	Displays the count of Remedy tickets arrived monthly by Case Type and Priority	Monthly	Active	Remedy	Health Net SLM Team
IT SLM Team	Lotus Notes Mailbox Counts (monthly)	Displays the count of Lotus Notes Mailboxes, broken out by mail server	Monthly	Active	Remedy	Health Net SLM Team
IT SLM Team	Daily Morning Report Status	Displays a summary of the daily morning reports for VMS, FHP1, and HNNE	Daily	Active	Remedy	Health Net SLM Team

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
IT SLM Team	IBM Preliminary Metric Report	Displays preliminary metric data on a weekly basis (IBM metrics only)	Weekly	Active	Remedy, ISC Portal	Health Net SLM Team
IT SLM Team	Supplier Monthly Attainment Topsheet	Displays all service levels and final attainment values for the month	Monthly	Active	Remedy	Health Net SLM Team
IT SLM Team	IBM Monthly Attainment Topsheet	Displays all service levels and final attainment values for the month	Monthly	Active	Remedy, ISC Portal	Health Net SLM Team
IT SLM Team	Resource Unit Improvement Report	Displays a list of the Resource Units with discrepancies to be discussed at the weekly meeting	Weekly	Active	Manual	IBM
IT SLM Team	Topsheet h-Centive SLA Monthly Metrics Report	Displays a list of the SLAs, Metric Data and attainments for each SLA	Monthly	Active	h-Centive	h-Centive and Health Net
ITAM	Executive Compliance Summary Potential Exposure	Displays the compliance for the given Software Product with Potential Exposure (Top 15)	Weekly	Active	Altiris	Health Net ITAM Team
ITAM	Full - Detail Compliance Summary Report	Displays the compliance for the given Software Product - Full Report Detail	Weekly	Active	Altiris	Health Net ITAM Team
ITAM	Single Trusted Source (STS)	Displays collection of Health Net IT Server Assets (CMDB)	Monthly	Active	IBM - Excel Spreadsheet (Manual Input & Update)	IBM
ITAM	Softmart - Software VAR	Displays Health Net Purchase History - Software VARs	Monthly	Active	Softmart	Softmart

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
ITAM	CompuCom - Software Management Data Export	Displays Health Net Purchase History - Software VARs	Monthly	Active	CompuCom	Health Net ITAM Team
ITAM	CompuCom - Hardware Management Data Export	Displays Health Net Purchase History - Hardware VARs for Corp	Monthly	Active	CompuCom	CompuCom
ITAM	Ideal	Displays Health Net Purchase History - Hardware VARs for HNFS	Monthly	Active	Ideal	Ideal
ITAM	TAD4D	Displays Software Discovery - Servers Only	Monthly	Active	TADD	IBM
ITAM	TAD4Z	Displays Software Discovery - Mainframe	Quarterly	Active	TADD	IBM
ITAM	Health Net Manual Scan BMC Discovery (ADDM)	Displays Software Discovery - BMC	Quarterly	Active	ADDM Server: BLD-APPADDM01 & BLD-APPADDM02	IBM
ITAM	Health Net Manual Scan Commercial VMware	Displays Software Discovery - Corp VMware	Quarterly	Active	Corp VmWare Servers	IBM
ITAM	Health Net Manual Scan Federal Vmware	Displays Software Discovery - Fed Vmware	Quarterly	Active	Fed VmWare Servers	IBM
ITAM	Health Net Manual Scan Virtual IO (VIO) and HMC Commercial	Displays Software Discovery - Virtual I/O Server and Hardware Management Console	Quarterly	Active	IBM Virtual I/O Server(s) & IBM Hardware Management Console(s)	IBM

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
ITAM	Health Net NT Servers - Bravo Feed	Displays Software Discovery - NT Severs: WHSRVDB006, WHSRVDB009, WHSRVDB010	Quarterly	Active	BRAVO	IBM
ITAM	Health Net OpenVMS Discovery	Displays Software Discovery - VMS	Quarterly	Active	TADD	IBM
ITAM	iSeries Software Scan	Displays Software Discovery - iSeries	Quarterly	Active	iSeries Servers	IBM
ITAM	DAD-Health Net Health Net Report	Displays Software License - IBM Owned and Health Net Owned/IBM Manages EN = IBM owns license & pays bill (cust suspend their license, so IBM license is used) IO = IBM owns & pays for license & license does NOT fall under the IBM MLA/VPA CI = Health Net owns license, IBMGS acting as agent & pays the bill	Quarterly	Active	IBM - Asset Tool	IBM
ITAM	Bravo Mass Missing SW Discrepancy Template (AS400 Nocturne)	Displays Software Discovery - Nocturne	Quarterly	Active	BRAVO	IBM
ITAM	Managed PCs with PO info (no servers)	Displays all active workstations and VM's with Operating System, Domain & Locations	Monthly	Active	Altiris	Health Net ITAM Team
IT SLM Team	Annual Health Net Satisfaction Survey	IO SLA01 - Measures Health Net Satisfaction with Vendor	Annually	Active	IBM 3rd Party Vendor	IBM
IT SLM Team	Quarterly EU Services	IO SLA02 - Measures Cust Sat with Vendor Desktop services	Quarterly	Active	IBM	IBM

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
	(Deskside)					
IT SLM Team	Quarterly Helpdesk Satisfaction Survey	IO SLA03 - Measures Cust Sat with Vendor Service Desk	Quarterly	Active	IBM	IBM
IT SLM Team	Application Availability	IO SLA04 - Measures Application Availability for 23 appls	Monthly	Active	Remedy	IBM
IT SLM Team	SAN	IO SLA05 - Measures SAN Availability	Monthly	Active	Remedy	IBM
IT SLM Team	NAS	IO SLA06 - Measures NAS Availability	Monthly	Active	Remedy	IBM
IT SLM Team	Network Data (Network)	IO SLA07 - Measures Network Availability	Monthly	Active	Remedy	IBM
IT SLM Team	P1 Problems - Response Time (15 Min)	IO SLA08 - Measures Response TAT for Prob Pri 1 Remedy Tickets	Monthly	Active	Remedy	IBM
IT SLM Team	P1 Problems - Resolution Time (<4 Hrs)	IO SLA09 - Measures Resolution TAT for Prob Pri 1 Remedy Tickets	Monthly	Active	Remedy	IBM
IT SLM Team	P2 Problems - Response Time (<2 Hrs)	IO SLA10 - Measures Response TAT for Prob Pri 2 Remedy Tickets	Monthly	Active	Remedy	IBM
IT SLM Team	P2 Problems - Resolution Time (<8 Hrs)	IO SLA11 - Measures Resolution TAT for Prob Pri 2 Remedy Tickets	Monthly	Active	Remedy	IBM
IT SLM Team	P1 Incidents - Response Time (<2 Hrs)	IO SLA12 - Measures Response TAT for Incid Pri 1 Remedy Tickets	Monthly	Active	Remedy	IBM
IT SLM Team	P1 Incidents - Resolution Time (<1 Bus Day)	IO SLA13 - Measures Resolution TAT for Incid Pri 1 Remedy Tickets	Monthly	Active	Remedy	IBM

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
IT SLM Team	P2 Incidents - Response Time (<4 Hrs)	IO SLA14 - Measures Response TAT for Incid Pri 2 Remedy Tickets	Monthly	Active	Remedy	IBM
IT SLM Team	P2 Incidents - Resolution Time(<2 Bus Days)	IO SLA15 - Measures Resolution TAT for Incid Pri 1 Remedy Tickets	Monthly	Active	Remedy	IBM
IT SLM Team	First Call Resolution	IO SLA16 - Measures number of calls that were resolved by SD	Monthly	Active	Remedy	IBM
IT SLM Team	Average Speed to Answer	IO SLA17 - Average Speed to answer calls coming in to SD	Monthly	Active	ACD	IBM
IT SLM Team	IMACS	IO SLA18 - Percentage of Incidents, Moves, Adds and Changes that were completed on time.	Monthly	Active	LN ISR, Rem SR	IBM
IT SLM Team	Average Call Abandonment Rate	IOSLA19 - Number of calls that were abandoned by the caller prior to being answered by the SD	Monthly	Active	ACD	IBM
IT SLM Team	P3 Incidents-Response Time (<1 Bus Day)	IOSLA21 - Measures Response TAT for Incid Pri 3 Remedy Tickets	Monthly	Active	Remedy	IBM
IT SLM Team	P3 Incidents-Resolution Time (<3 Bus Days)	IOSLA22 - Measures Resolution TAT for Incid Pri 3 Remedy Tickets	Monthly	Active	Remedy	IBM
IT SLM Team	P4 Incidents-Response Time (<2 Bus Days)	IOSLA23 - Measures Response TAT for Incid Pri 4 Remedy Tickets	Monthly	Active	Remedy	IBM
IT SLM Team	P4 Incidents-Resolution Time (<5 Bus Days)	IOSLA24 - Measures Resolution TAT for Incid Pri 4 Remedy Tickets	Monthly	Active	Remedy	IBM

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
IT SLM Team	P3 Problem Response Time (<4 Hrs)	IOSLA25 - Measures Response TAT for Prob Pri 3 Remedy Tickets	Monthly	Active	Remedy	IBM
IT SLM Team	P3 Problems-Resolution Time (≤3Bus Days)	IOSLA26 - Measures Resolution TAT for Prob Pri 3 Remedy Tickets	Monthly	Active	Remedy	IBM
IT SLM Team	P4 Problems-Response Time (<1 Bus Day)	IOSLA27 - Measures Response TAT for Prob Pri 4 Remedy Tickets	Monthly	Active	Remedy	IBM
IT SLM Team	P4 Problems-Resolution Time (5 Bus Days)	IOSLA28 - Measures Resolution TAT for Prob Pri 4 Remedy Tickets	Monthly	Active	Remedy	IBM
IT SLM Team	Citrix Remote Access Server	IO SLA31 - Measures Availability of Citrix	Monthly	Active	Remedy	IBM
IT SLM Team	Voice Availability (Voice)	IO SLA32 - Measures voice Availability by tickets	Monthly	Active	Remedy	IBM
IT SLM Team	P1 Service Requests	IO SLA33 - Percentage of Pri 1 SRs completed on time	Monthly	Active	Remedy SR	IBM
IT SLM Team	P2 Service Requests	IO SLA33 - Percentage of Pri 2 SRs completed on time	Monthly	Active	Remedy SR	IBM
IT SLM Team	P3 Service Requests	IO SLA33 - Percentage of Pri 3 SRs completed on time	Monthly	Active	Remedy SR	IBM
IT SLM Team	P4 Service Requests	IO SLA33 - Percentage of Pri 4 SRs completed on time	Monthly	Active	Remedy SR	IBM
IT SLM Team	P5 Service Requests	IO SLA33 - Percentage of Pri 5 SRs completed on time	Monthly	Active	Remedy SR	IBM
IT SLM Team	Availability of	IO SLA38 - Measures availability of DEV	Monthly	Active	Remedy	IBM

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
	DEV Servers	Servers				
IT SLM Team	Availability of Non-Prod Servers	IO SLA39 - Measures availability of Non Prod Svrs (QA, TEST, Trng)	Monthly	Active	Remedy	IBM
IT SLM Team	Online Response Time	IO SLA40 - Measures online response for online applications	Monthly	Active		IBM
IT SLM Team	Speed of Messaging	IO SLA42 - Speed of messages delivered within Health Net Infrastructure	Monthly	Active	ACD	IBM
IT SLM Team	Middleware Infrastructure Avail	IIOSLA45 - Availability of Middleware Servers	Monthly	Active	Remedy	IBM
IT SLM Team	Availability of Infrastructure Services	IO SLA46 - Availability of Infrastructure Services	Monthly	Active	Remedy	IBM
IT PMO	Quarterly Project Management	IO SLA47 - Measures projects coming in at projected cost and schedule	Monthly	Active	IBM Tracking	IBM
IT SLM Team	Measurement and Reporting	IO SLA49 - Percent of internal transaction response times under two seconds for applications (FARE, Medical, ABS)	Monthly	Active	Remedy	IBM
IT SLM Team	Production Batch Application Availability	IO SLA50 - Availability of Prod Batch ready to run at batch start time.	Monthly	Active	Remedy	IBM
IT Chg Mgt	Change Backouts	IO SLA51 - Percentage of CMRs that were unsuccessful	Monthly	Active	Remedy	IBM
IT Chg Mgt	Unplanned Change Records	IO SLA52 - Percentage of total CMRs that were Unplanned	Monthly	Active	Remedy	IBM

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
IT Chg Mgt	Methodology Compliance Change Mgmt	IO SLA53 - Percentage of CMRs that were implemented out of compliance (not following process, w/o CMR, w/o approvals, outside approved time, etc.).	Monthly	Active	Remedy	IBM
IT Audit and Comp	Priv Access Accuracy & Delivery	IO SLA54 - Percentage of Priv Access Admin Requests provisioned on time	Monthly	Active	IBM	IBM
IT Audit and Comp	Priv Access Compliancy and Reconciliation	IO SLA55 - Percentage of Priv Access Admin removed within 72 hours.	Monthly	Active	Remedy	IBM
IT SLM Team	Access Admin BAU	IO SLA56 - Percentage of Bus As Usual Acces Admin requests fulfilled within 5 Bus Days.	Monthly	Active	LN ISR	IBM
IT PMO	Project Intake	IO Amendment 4 SLA57 - Measures the total number of days various components of the Project Intake and percentage that made it within the established TAT	Monthly	Active	IBM, Health Net Tracking, PV	IBM
IT PMO	Delivery of Project Budget	IO Amendment 4 SLA58 - Measures the costs of a project and whether in came within 10% of estimated costs.	Monthly	Active	IBM, Health Net Tracking, PV	IBM
IT PMO	Delivery of Project Schedule	IO Amendment 4 SLA59 - Tracks project schedule and measures whether it came in within 10% of estimated delivery.	Monthly	Active	IBM, Health Net Tracking, PV	IBM
IT PMO	Quality of Project Deliverables and Artifacts	IO Amendment 4 SLA60 - Measures the quality of project deliverables	Monthly	Active	IBM, Health Net Tracking, PV	IBM
IT SLM Team	Business Function Services Availability	IO Amendment 4 SLA61 - Measures availability of established Business Function Services	Monthly	Active	Remedy, Service Now	IBM

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
IT SLM Team	Severity 1, Vital, Incident Ticket Resolution	IO Service Now SLA62 - Measures Resolution TAT for Sev Pri 1 Service Now Tickets	Monthly	Active	Service Now	Service Now / Health Net
IT SLM Team	Severity 1, Vital, Incident Ticket Response	IO Service Now SLA63 - Measures Response TAT for Sev Pri 1 Service Now Tickets	Monthly	Active	Service Now	Service Now / Health Net
IT SLM Team	Severity 2, Critical, Incident Ticket Resolution	IO Service Now SLA64 - Measures Resolution TAT for Sev Pri 2 Service Now Tickets	Monthly	Active	Service Now	Service Now / Health Net
IT SLM Team	Severity 2, Critical, Incident Ticket Response	IO Service Now SLA65 - Measures Response TAT for Sev Pri 2 Service Now Tickets	Monthly	Active	Service Now	Service Now / Health Net
IT SLM Team	Severity 3, High, Incident Ticket Resolution	IO Service Now SLA66 - Measures Resolution TAT for Sev Pri 3 Service Now Tickets	Monthly	Active	Service Now	Service Now / Health Net
IT SLM Team	Severity 3, High, Incident Ticket Response	IO Service Now SLA67 - Measures Response TAT for Sev Pri 3 Service Now Tickets	Monthly	Active	Service Now	Service Now / Health Net
IT SLM Team	Severity 4, Moderate, Incident Ticket Resolution	IO Service Now SLA68 - Measures Resolution TAT for Sev Pri 4 Service Now Tickets	Monthly	Active	Service Now	Service Now / Health Net
IT SLM Team	Severity 4, Moderate, Incident Ticket Response	IO Service Now SLA69 - Measures Response TAT for Sev Pri 4 Service Now Tickets	Monthly	Active	Service Now	Service Now / Health Net

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
IT SLM Team	Severity 5, Low, Incident Ticket Resolution	IO Service Now SLA70 - Measures Resolution TAT for Sev Pri 5 Service Now Tickets	Monthly	Active	Service Now	Service Now / Health Net
IT SLM Team	Severity 5, Low, Incident Ticket Response	IO Service Now SLA71 - Measures Response TAT for Sev Pri 5 Service Now Tickets	Monthly	Active	Service Now	Service Now / Health Net
IT SLM Team	Application Availability	IO Service Now SLA72 - Measures Application Availability without Client Impact (Intermittent until Amendment 4 BFS is implemented).	Monthly	Active	Service Now	Service Now / Health Net
IT SLM Team	Application Availability - Tier 1	AO SLA01 - Measures Application Availability for Critical Appls	Monthly	Active	Remedy	Supplier
IT SLM Team	Application Availability - MiddleWare	AO SLA02 - Measures Application Availability for Middleware Apps	Monthly	Active	Remedy	Supplier
IT SLM Team	Application Availability - Tier 2	AO SLA03 - Measures Application Availability for Non-Critical Apps	Monthly	Active	Remedy	Supplier
IT SLM Team	Application Availability - Tier 3	AO SLA04 - Measures Application Availability for New Apps undergoing base lining	Monthly	Active	Remedy	Supplier
IT SLM Team	P1 Problems-Response Time	AO SLA05 - Measures Response TAT for Prob Pri 1 Remedy Tickets	Monthly	Active	Remedy	Supplier
IT SLM Team	P1 Problems-Resolution Time	AO SLA06 - Measures Resolution TAT for Prob Pri 1 Remedy Tickets	Monthly	Active	Remedy	Supplier
IT SLM Team	P2 Problems-Response Time	AO SLA07 - Measures Response TAT for Prob Pri 2 Remedy Tickets	Monthly	Active	Remedy	Supplier

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
IT SLM Team	P2 Problems-Resolution Time	AO SLA08 - Measures Resolution TAT for Prob Pri 2 Remedy Tickets	Monthly	Active	Remedy	Supplier
IT SLM Team	P3 Problems-Response Time	AO SLA09 - Measures Response TAT for Prob Pri 3 Remedy Tickets	Monthly	Active	Remedy	Supplier
IT SLM Team	P3 Problems-Resolution Time	AO SLA10 - Measures Resolution TAT for Prob Pri 3 Remedy Tickets	Monthly	Active	Remedy	Supplier
IT SLM Team	P4 Problems-Response Time	AO SLA11 - Measures Response TAT for Prob Pri 4 Remedy Tickets	Monthly	Active	Remedy	Supplier
IT SLM Team	P4 Problems-Resolution Time	AO SLA12 - Measures Resolution TAT for Prob Pri 4 Remedy Tickets	Monthly	Active	Remedy	Supplier
IT SLM Team	P1 Incidents-Response Time	AO SLA13 - Measures Response TAT for Incid Pri 1 Remedy Tickets	Monthly	Active	Remedy	Supplier
IT SLM Team	P1 Incidents-Resolution Time	AO SLA14 - Measures Resolution TAT for Incid Pri 1 Remedy Tickets	Monthly	Active	Remedy	Supplier
IT SLM Team	P2 Incidents-Response Time	AO SLA15 - Measures Response TAT for Incid Pri 2 Remedy Tickets	Monthly	Active	Remedy	Supplier
IT SLM Team	P2 Incidents-Resolution Time	AO SLA16 - Measures Resolution TAT for Incid Pri 2 Remedy Tickets	Monthly	Active	Remedy	Supplier
IT SLM Team	P3 Incidents-Response Time	AO SLA17 - Measures Response TAT for Incid Pri 3 Remedy Tickets	Monthly	Active	Remedy	Supplier
IT SLM Team	P3 Incidents-Resolution Time	AO SLA18 - Measures Resolution TAT for Incid Pri 3 Remedy Tickets	Monthly	Active	Remedy	Supplier
IT SLM Team	P4 Incidents-Response Time	AO SLA19 - Measures Response TAT for Incid Pri 4 Remedy Tickets	Monthly	Active	Remedy	Supplier

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
IT SLM Team	P4 Incidents-Resolution Time	AO SLA20 - Measures Resolution TAT for Incid Pri 4 Remedy Tickets	Monthly	Active	Remedy	Supplier
IT SLM Team	P1 Problems RCA Completion	AO SLA21 - Measures Root Cause Analysis TAT for Prob Pri 1	Monthly	Active	Remedy	Supplier
IT SLM Team	P2 Problems RCA Completion	AO SLA22 - Measures Root Cause Analysis TAT for Prob Pri 2	Monthly	Active	Remedy	Supplier
IT SLM Team	Repeating & Nuisance items (Quarterly)	AOSLA23 - Problems and Incidents which cause the most loss to associate work that Health Net has targeted for improvement.	Quarterly	Active	Remedy	Supplier
IT SLM Team	On-Time Batch Processing Ready to Run	AO SLA24 - Critical batch jobs ready to run at start of batch window	Monthly	Active	Remedy	Supplier
IT SLM Team	P1 Service Request Completion Time	AO SLA25 - Percentage of Pri 1 SRs completed on time	Monthly	Active	Remedy	Supplier
IT SLM Team	P2 Service Request Completion Time	AO SLA26 - Percentage of Pri 2 SRs completed on time	Monthly	Active	Remedy	Supplier
IT SLM Team	P3 Service Request Completion Time	AO SLA27 - Percentage of Pri 3 SRs completed on time	Monthly	Active	Remedy	Supplier
IT SLM Team	P4 Service Request Completion Time	AO SLA28 - Percentage of Pri 4 SRs completed on time	Monthly	Active	Remedy	Supplier

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
IT SLM Team	P5 Service Request Completion Time	AO SLA29 - Percentage of Pri 5 SRs completed on time	Monthly	Active	Remedy	Supplier
IT SLM Team	Production backouts	AO SLA30 - Percentage of CMRs that were unsuccessful	Monthly	Active	Remedy	Supplier
IT SLM Team	Unplanned Change Records	AO SLA31 - Percentage of total CMRs that were Unplanned	Monthly	Active	Remedy	Supplier
IT SLM Team	Methodology Compliance Change Management	AO SLA32 - Percentage of CMRs that were implemented out of compliance (not following process, w/o CMR, w/o approvals, outside approved time, etc.).	Monthly	Active	Remedy	Supplier
IT SLM Team	Project Estimation Response	AO SLA33 - Provides the number of Project Estimates submitted to Health Net within 5 BD of acceptance of a Project Brief.	Monthly	Active	Supplier Tracking	Supplier
IT SLM Team	Project Time to Schedule	AO SLA34 - Provides percentage of project schedules submitted on time.	Monthly	Active	Remedy	Supplier
IT SLM Team	LOE Estimate Deviation - OOM (Projects)	AO SLA35 - Rough Order of Magnitude deviation compared to initial Work Order.	Monthly	Active	Supplier Tracking	Supplier
IT SLM Team	LOE Estimate Deviation - ROM (Projects)	AO SLA36 - Refined Order of Magnitude deviation compared to Requirements phase in PDLC.	Monthly	Active	Supplier Tracking	Supplier
IT SLM Team	LOE Estimate Deviation - DOM (Projects)	AO SLA37 - Definitive Estimate deviation to Design Phase in PDLC.	Monthly	Active	Supplier Tracking	Supplier
IT SLM Team	On-Time	AO SLA40 - Measures project delivery	Monthly	Active	Supplier Tracking	Supplier

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
	Delivery of Projects into Production	against the scheduled date.				
IT SLM Team	Programmer Effectiveness	AO SLA48 - Measures the percentage of deliverables submitted to Health Net for UAT with no Programming Std Defects.	Monthly	Active	Supplier Tracking	Supplier
IT SLM Team	Defect Rate in Production	AO SLA49 - Compares the number of defects to the effort expended for each deliverable/release.	Monthly	Active	Supplier Tracking	Supplier
IT SLM Team	LOE Estimate Deviation Rough Order of Magnitude (ME)	AO SLA51 - Measures Deviation of Rough Order of Magnitude provided in the initial Project Brief for ME.	Monthly	Active	Supplier Tracking	Supplier
IT SLM Team	On-Time Delivery of Minor Enhancements into Production	AO SLA52 - Measures completion of ME against scheduled completion date.	Monthly	Active	Supplier Tracking	Supplier
IT SLM Team	Satisfaction Surveys (Annual)	AO SLA53 - Measures Health Net Satisfaction for Vendor Service	Annually	Active	Survey Monkey	Health Net
IT SLM Team	LMS Compliance	AO SLA54 - Measures percentage of LMS Course compliancy for AO Supplier associates.	Monthly	Active	LMS	Supplier
IT SLM Team	QA Cost%	AO SLA55 - Measures the costs of a project and whether in came within a percentage of estimated costs.	Monthly	Active	QC, Manual Tracking	Supplier
IT SLM Team	Functional Defect Removal Effectiveness	AO SLA56 - Measures the effectiveness in detection and removal of functional defects during all phases of PDLC.	Monthly	Active	QC	Supplier

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
	(DRE) %					
IT SLM Team	QA Schedule Variance %	AO SLA57- Tracks project schedule and measures whether it came in within a percentage of estimated delivery.	Monthly	Active	QC, Manual Tracking	Supplier
IT SLM Team	AA Privilege Access Reporting Compliance (PARC)	AO SLA58 - Percentage of Priv Access Admin Requests provisioned on time	Monthly	Active	Supplier Tracking	Supplier
IT SLM Team	AA Privilege Access Reconciliation Compliance (PARC)	AO SLA59 - Percentage of Priv Access Admin removed within 72 hours.	Monthly	Active	Remedy	Supplier
IT SLM Team	AA Business As Usual Turnaround Time	AO SLA60 - Percentage of Bus As Usual Acces Admin requests fulfilled within 5 Bus Days.	Monthly	Active	ISR	Supplier
IT SLM Team	AA User-ID Termination	AO SLA61 - Measures the TAT and full completion for ISR Account Termination requests	Monthly	Active	ISR	Supplier
IT SLM Team	Severity 1, Vital, Incident Ticket Resolution	AO Service Now SLA62 - Measures Resolution TAT for Sev Pri 1 Service Now Tickets	Monthly	Active	Service Now	Service Now / Health Net
IT SLM Team	Severity 1, Vital, Incident Ticket Response	AO Service Now SLA63 - Measures Response TAT for Sev Pri 1 Service Now Tickets	Monthly	Active	Service Now	Service Now / Health Net
IT SLM Team	Severity 2,	AO Service Now SLA64 - Measures	Monthly	Active	Service Now	Service Now / Health

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
	Critical, Incident Ticket Resolution	Resolution TAT for Sev Pri 2 Service Now Tickets				Net
IT SLM Team	Severity 2, Critical, Incident Ticket Response	AO Service Now SLA65 - Measures Response TAT for Sev Pri 2 Service Now Tickets	Monthly	Active	Service Now	Service Now / Health Net
IT SLM Team	Severity 3, High, Incident Ticket Resolution	AO Service Now SLA66 - Measures Resolution TAT for Sev Pri 3 Service Now Tickets	Monthly	Active	Service Now	Service Now / Health Net
IT SLM Team	Severity 3, High, Incident Ticket Response	AO Service Now SLA67 - Measures Response TAT for Sev Pri 3 Service Now Tickets	Monthly	Active	Service Now	Service Now / Health Net
IT SLM Team	Severity 4, Moderate, Incident Ticket Resolution	AO Service Now SLA68 - Measures Resolution TAT for Sev Pri 4 Service Now Tickets	Monthly	Active	Service Now	Service Now / Health Net
IT SLM Team	Severity 4, Moderate, Incident Ticket Response	AO Service Now SLA69 - Measures Response TAT for Sev Pri 4 Service Now Tickets	Monthly	Active	Service Now	Service Now / Health Net
IT SLM Team	Severity 5, Low, Incident Ticket Resolution	AO Service Now SLA70 - Measures Resolution TAT for Sev Pri 5 Service Now Tickets	Monthly	Active	Service Now	Service Now / Health Net
IT SLM Team	Severity 5, Low, Incident Ticket Response	AO Service Now SLA71 - Measures Response TAT for Sev Pri 5 Service Now Tickets	Monthly	Active	Service Now	Service Now / Health Net

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
IT SLM Team	Application Availability	AO Service Now SLA72 - Measures Application Availability without Client Impact (Intermittent until Amendment 4 BFS is implemented).	Monthly	Active	Service Now	Service Now / Health Net
IT SLM Team	AA Emergency ID Termination	AO SLA73 - Measures TAT for ID Termination requests from OE	Monthly	Active	ISR	Supplier
IT SLM Team	AA Open Inventory	AO SLA74 - Measures AA Requests Backlog	Monthly	Active	ISR	Supplier
IT SLM Team	Communicatio n Link Availability	SA SLA01 - Measures Availability of Supplier Network	Monthly	Active	Supplier, Remedy	Supplier
IT SLM Team	Monthly Proj Milestone and Deliverable Status Rpt	SA SLA02 - Measures TAT of Report for Project Deliverable Status	Monthly	Active	Supplier, PMO	Supplier
IT SLM Team	QA Cost	SA SLA03 - Measures the costs of a project and whether in came within a percentage of estimated costs.	Monthly	Active	QC, Manual Tracking	Supplier
IT SLM Team	Defect Removal Effectiveness Percentage	SA SLA04 - Measures the effectiveness in detection and removal of functional defects during all phases of PDLC.	Monthly	Active	QC	Supplier
IT SLM Team	QA Sched Variance Percentage	SA SLA05- Tracks project schedule and measures whether it came in within a percentage of estimated delivery.	Monthly	Active	QC, Manual Tracking	Supplier
IT SLM Team	Intake Transactions from Exchgs	hC SLA01 - Measures TAT for transaction delivery from Exchange	Monthly	Active	h-Centive	h-Centive and Health Net
IT SLM Team	Transmit Exchgs Ack	hC SLA02 - Measures Exchange Transactions Acknowledgement	Monthly	Active	h-Centive	h-Centive and Health Net

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
IT SLM Team	Transmit Trans to Health Net (24 hr window)	hC SLA03 - Measures transactions received at Health Net within TAT window	Monthly	Active	h-Centive	h-Centive and Health Net
IT SLM Team	Transmit Health Net Trans to exchg in 24 Hrs	hC SLA04 - Measures Health Net Transactions back to Exchange within TAT window	Monthly	Active	h-Centive	h-Centive and Health Net
IT SLM Team	Supplier Process Trans Backlog	hC SLA05 - Number of transactions in backlog	Monthly	Active	h-Centive	h-Centive and Health Net
IT SLM Team	File Server	hC SLA06 - Measures Server Availability	Monthly	Active	h-Centive	h-Centive and Health Net
IT SLM Team	Database Server	hC SLA07 - Measures Server Availability	Monthly	Active	h-Centive	h-Centive and Health Net
IT SLM Team	Business Process Server	hC SLA08 - Measures Server Availability	Monthly	Active	h-Centive	h-Centive and Health Net
IT SLM Team	Web Server (UI)	hC SLA09 - Measures Server Availability	Monthly	Active	h-Centive	h-Centive and Health Net
IT SLM Team	Average vs. Aggregate Total*	hC SLA10 - Overall Server Availability	Monthly	Active	h-Centive	h-Centive and Health Net
IT SLM Team	Class 1 - (15) Minute Response Time	hC SLA11 - Measures Response TAT for Pri 1 tickets	Monthly	Active	h-Centive	h-Centive and Health Net
IT SLM Team	Class 2 - (2) Hr Response Time	hC SLA12 - Measures Response TAT for Pri 2 tickets	Monthly	Active	h-Centive	h-Centive and Health Net
IT SLM Team	Monthly Reporting	hC OPN01 - Defect Trends - Last Three Months (Info Only)	Monthly	Active	h-Centive	h-Centive and Health Net
IT SLM Team	SaaS Application	hC OPN02 - Re-Open Rate (Info Only)	Monthly	Active	h-Centive	h-Centive and Health Net

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
	Recovery					
PMO	Internal Audit Manager Rpt	provides audit scores and remediation results	Weekly	Active		Health Net
PMO	IBM WO/PCR Log	WO life cycle - TAT's	Weekly	Active		Health Net
PMO	Supplier Aged WO	WO life cycle - TAT's	Weekly	Active		Health Net
PMO	IBM Time Rpt	All project hours that are entered into PV	Monthly	Active		IBM
PMO	Health Net Resource Estimates for Project / Programs	Health Net PM's to provide manual # of resources and hours needed by dept/role	Weekly	Active		Health Net
PMO	Supplier Timesheets	list of late timesheets that require Health Net PM approval	Weekly	Active		Health Net
PMO	IBM RFS Portfolio Status Rpt	status of RFS	Weekly	Active		IBM
PMO	Bi Weekly PM Project Status Rpt	projects status rpt to project stakeholder	Bi Weekly	Active		Health Net
PMO	Project Status Report	projects status rpt to Health Net PM	Weekly	Active		IBM
PMO	Minor Enhancement - Supplier	master list of all minor enhancements / status	Weekly	Active		Health Net
PMO	Current DR PIDs	status pf RFS DR PIDs	Weekly	Active		IBM
PMO	Minor Enhancements	master list of all minor enhancements / status	Weekly	Active		Health Net

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
	- IBM					
Web	Prv_NextGen_<DATE>.xlsx	Monthly report of Healthnet.com Provider portal activity	Monthly	Active	Adobe Site Catalyst, TR, HNWeb, ODW	Health Net
Web	Provider_Registration.<DATE>.xlsx	Monthly report of all provider registration by type	Monthly	Active	TR, HNWeb, ODW	Health Net
Web	Mbr_NextGen_<DATE>.xlsx	Monthly report of Healthnet.com Member portal activity	Monthly	Active	HNWeb TR SiteCatalyst ODW ABS (EDD Group Pref File)	Health Net
Web	Member_Registration_<DATE>.pdf	Monthly report of all member registration by LOB	Monthly	Active	TR, HNWeb	Health Net
Web	Employer_WebMetrics_<DATE>.xlsx	Monthly report of Healthnet.com Employer portal activity	Monthly	Active	Adobe Site Catalyst, TR, HNWeb	Health Net
Web	Broker_WebMetrics_<DATE>.xlsx	Monthly report of Healthnet.com Broker portal activity	Monthly	Active	Adobe Site Catalyst, TR, HNWeb, Connecture	Health Net
Web	StaterBros_<DATE>.pdf	Monthly activity report for employer group: Stater Bros	Monthly	Active	Adobe Site Catalyst, TR, HNWeb	Health Net
Web	CVS_<DATE>.pdf	Monthly activity report for employer group: CVS	Monthly	Active	Adobe Site Catalyst, TR, HNWeb	Health Net
Web	UC_Web_Report_<DATE>.xls	Monthly activity report for employer group: UC	Monthly / Quarterly	Active	Adobe Site Catalyst, TR, HNWeb	Health Net
Web	Raytheon_<DATE>.pdf	Monthly activity report for employer group: Raytheon	Monthly	Active	Adobe Site Catalyst, TR, HNWeb	Health Net

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Web	SCE_Web_Usage_<Q>_<YEAR>.xls	Quarterly web usage/activity report for employer group: SCE	Quarterly	Active	Adobe Site Catalyst, TR, HNWeb	Health Net
Web	Medicare-SNP_<DAtE>.pdf	Monthly report of Medicare SNP registration	Monthly	Active	TR, HNWeb	Health Net
Web	Boeing_Web_Adoption_<DATE>.pdf	Monthly activity report and electronic document distribution report for employer group: Boeing	Monthly	Active	TR, HNWeb	Health Net
Web	EDD_<DATE>.pdf	Monthly activity report on member opt-ins for electronic document distribution	Monthly	Active	TR, HNWeb	Health Net
Web	Member_Registered_Optin_<DATE>.xlsx	Monthly report of registered emails that opt-in for marketing communications	Monthly	Active	TR, HNWeb	Health Net
Web	AON Microsite <NEW>	Monthly activity report for the AON Hewitt microsite	Monthly	Active	Adobe Site Catalyst	Health Net
Web	AZ_HOSPITAL_GROUP_WEBUSAGE.JUN2014.xlsx	Monthly activity report on AZ Hospitals	Monthly	Active	Adobe Site Catalyst, HNWeb	Health Net
Web	CA_PrisonStaff_ProviderSearch_JUL2014.xlsx	Monthly Provider Search activity report for CA Prisons	Monthly	Active	Adobe Site Catalyst, HNWeb	Health Net
Web	bkr_BookOfBusiness.<DATE>.xlsx	Monthly activity report on Broker Book of Business	Monthly	Active	Adobe Site Catalyst, HNWeb	Health Net
Web	Broker Book of Business - Broker Detail	Monthly detailed activity report on Broker Book of Business broken out by Broker	Monthly	Active	Adobe Site Catalyst, HNWeb,TR	Health Net
Web	**CMS CTM**	Monthly report on activity of CMS-CTM	Monthly	Active	Adobe Site Catalyst	Health Net

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
	Form	form				
Web	WebAuthRqst Rpt.<DATE>.xlsx	Monthly activity report on Web authorization request	Monthly	Active	HNWeb	Health Net
Web	**Mobile Apps**	Activity report on broker mobile apps usage	Monthly	Active	Adobe Site Catalyst, HNWeb	Health Net
Web	**QI Medicare Advantage Email List**	Monthly report of MA email addresses	Monthly	Active	HNWeb, TR	Health Net
Web	CCC_EMailOptin_<DATA>.xls	Monthly report of members with email opt-in	Monthly	Active	HNWeb, TR	Health Net
Web	**Duals MediConnect Enroll & Registration**	Weekly list of enrolled Duals members, month to date registrations. Year-to-Date registrations produced monthly	Weekly, Monthly	Active	HNWeb, TR	Health Net
Web	**QA AZ Medicaid email list**	Monthly list of AZ Medicaid email opt-ins	Monthly	Active	HNWeb, TR	Health Net
Web	**IEX email list**	ACA member email list by region	Monthly	Active	HNWeb, TR	Health Net
Web	**QI PDF downloads**	Monthly report of al QI pdf's that were downloaded	Monthly	Active	Adobe Site Catalyst	Health Net
Web	**PMR - CA SHP**	Monthly metrics provided for PMRs	Monthly	Active	Adobe Site Catalyst, TR, HNWeb, ODW	Health Net
Web	**PMR - Commercial**	Monthly metrics provided for PMRs	Monthly	Active	Adobe Site Catalyst, TR, HNWeb, ODW	Health Net
Web	**PMR - Medicare**	Monthly metrics provided for PMRs	Monthly	Active	Adobe Site Catalyst, TR, HNWeb, ODW	Health Net
Change Management	Infrastructure Significant	Provides a schedule of (high) risk changes	Weekly	Active	Manual	HNT

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
	Risk Changes					
Change Management	CAB (Change Advisory Board) Report	Lists all upcoming changes of impact/risk. Used for Change Review Meeting	Twice-a-week (Fri/Wed)	Active	Remedy	HNT
Change Management	Change Report	Lists all scheduled changes for next 24 (Mon-Thu) or 72 (Fri) hours	Daily	Active	Remedy	HNT
Change Management	Change Management Activity Metrics	Provides change management performance against KPI's	Monthly	Active	Remedy	HNT
Change Management	Urgent Changes	Provides a list of Urgent Changes (Unplanned and Emergency) over past 24 (Tue - Fri) or 72 (Mon) hours	Daily	Active	Remedy	HNT
Change Management	System Availability Matrix	Provides a list of services and any scheduled unavailability for the weekend	Weekly	Active	Manual	HNT
Change Management	Servers, Services, Sites, and Databases	Provides inventory and (change management) related attributes for services, servers, sites, and databases	Monthly	Active	Manual	HNT
ITG QA	QA Daily Dashboard, Issues Log, Catch-Up Plans	All projects being tested by QA or UAT provide status, deviation, defects, etc.	Daily	Active	Quality Center	Supplier
ITG QA	Readiness Tracker	All projects with approved WO or SR to provide status of pre QA artifact readiness to know if testing can start	Daily	Active	Excel	Supplier
ITG QA	Assignment Tracker	All approved projects assigned to member of the HNQA team, along with key milestones and endorsements	Daily	Active	Excel	Health Net
ITG QA	Enterprise	All known projects in the enterprise	Weekly	Active	PlanView	Health Net

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
	Project Listing (EPL)					
ITG QA	Health Net Enterprise Release Portfolio	All approved projects along with release mgt key milestones and states	Weekly	Active	PlanView, Access DB	Health Net
ITG QA	Monthly Deployment Report	All portfolio projects released into production during the month	Weekly	Active	PlanView, Access DB	Health Net
ITG QA	Remedy Ticket Report	All production defects found during the week attributable to portfolio work (warranty defects)	Weekly	Active	Remedy	Health Net
ITG QA	Pre-WO (work order) Report	All approved portfolio projects that don't yet have an approved WO from Supplier, to track progress towards WO	Daily	Active	PlanView, Excel	Supplier
ITG QA	Performance tracker	All projects with approved WO that have performance testing, to track progress	Daily	Active	Excel	Supplier
ITG QA	Defect Cause Analysis (DCA)	All post-QA defects closed during previous week to analyze to understand how QA missed them and how to correct/prevent in the future	Weekly	Active	Quality Center	Supplier
ITG QA	QA Metrics Report	Report for all projects that went live the previous month including all QA SLAs and KPIs	Monthly	Active	Quality Center, PlanView, QA Trackers and Dashboards	Supplier
ITG QA	QA Monthly Governance Report	Summarizes the TCOE performance for the previous month, including metrics, DCA status and strategic initiative progress	Monthly	Active	Quality Center, PlanView, QA Trackers and Dashboards	Supplier
ITG QA	QA Quarterly Executive Governance	Summarizes the TCOE performance for the previous quarter including metrics, DCA status and strategic initiative progress	Quarterly	Active	Quality Center, PlanView, QA Trackers and	Supplier

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
	Report				Dashboards	
ITG QA	QA Strategic Initiatives Reports	Status for each strategic initiative	Weekly	Active		Supplier
ITG QA	QCOE Exec Dashboard	Executive view of QA activities	Daily	Active	QA Trackers and Dashboards	Health Net
ITG QA	CR Tracker	Logs key information about all CRs that impact testing for all in-flight projects	Daily	Active	Excel	Supplier
ITG QA	Schedule Delay tracker	Logs key information about non-Supplier delays that impact performance - used to calc metrics	Daily	Active	Excel	Supplier
ITG QA	QA/UAT overlap tracker	Coordinates testing between QA and UAT teams when those phases overlap	Daily	Active	Excel	Supplier
ITG QA	Walk Through tracker	Logs each walk through required to achieve artifact endorsement - used for metrics	Daily	Active	Excel	Supplier
ITG QA	QA Endorsement tracker	Tracks all endorsements needed for each artifact to ensure readiness for QA approval	Daily	Active	Excel	Supplier
ITG QA	Exception Tracker (list of PIDs where process/waiver exceptions have been made)	Log of all exceptions granted to TCOE to not follow process along with justification	Daily	Active	Excel	Health Net
ITG QA	Resource Capacity Tracker	Used to track number of projects assigned to team for demand capacity analysis	Weekly	Active	Excel	Health Net
ITG QA	Defect Report	All open defects in QA	Daily	Active	Quality Center	Supplier

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
ITG QA	External Capital Labor (ECL) Report	All costs associated with QA labor	Monthly	Active	PlanView	Supplier
ITG QA	Web Preview & Release Calendar	Prep for web monthly release	Monthly	Active		Health Net
ITG QA	Action Item tracker	Governance tracker to keep management teams apprised of all commitments and progress	Weekly	Active	Excel	Supplier
ITG QA	MOV file report	Used to determine the contents of the move file, and if the gen # is the correct one	Weekly	Active		Supplier
Production Support	Daily Report Card	List of daily PP1/P2 tickets, excluding Job Failures	Daily	Active	Remedy	Health Net
Production Support	Weekly Report Card	List of P1/P2 Tickets for major outages	Weekly	Active	Remedy	Health Net
Production Support	Weekly Ticket Statistics	Ticket Trending Reports and charts	Weekly	Active	Remedy	Health Net
Production Support	Monthly Ticket Statistics	Ticket Trending Reports and charts	Monthly	Active	Remedy	Health Net
Production Support	All Open Tickets Report	List of all currently open tickets as of the day it is run	Daily	Active	Remedy	Supplier
Production Support	Aged Tickets Report	List of all open tickets ages as of day it is run	Daily	Active	Remedy	Supplier
Production Support	HNFS Weekly Service Review	List of P1/P2 Tickets for major outages - HNFS	Weekly	Active	Remedy	Health Net
Production Support	Daily Operations Review Report	List of P1/P2 tickets from the last 24 hours for review during 7:30 meeting	Daily	Active	Remedy	IBM
Production Support	Weekly Problem	List of open problems requiring root cause and/or follow-up	Weekly	Active	Lotus Notes Action Item DB	Health Net

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
	Management Report					
Production Support	Daily Patrol Reports	List of ticket used to determine and track new problems	Daily	Active	Remedy	Health Net
Production Support	Care Radius Exec Report	Weekly status to Executives on Care Radius performance/availability, issues, Mes, Open tickets	Weekly	Active	Remedy	Health Net/Supplier
Production Support	Care Radius Working Group Report	Weekly status to working group on Care Radius performance/availability, issues, Mes, Open tickets	Weekly	Active	Remedy	Health Net/Supplier
Production Support	IW070	Federal Services Contract Deliverable - 95% of all calls to IT Help Desk from Government customer users resolved in accordance with IT Issue Resolution Guidelines. Specification control managed by HNFS Access to Data owner	Monthly / Quarterly	Active	Remedy, final report submitted to HNFS IW via controlled upload by FS Domain associate	Jimmie K Ramos
Production Support	IW010	Federal Services Contract Deliverable - Federal services Data Warehouse accessible during at least 99% of all available hours (7 am-9pm ET Monday-Saturday) except periods of scheduled, non-routine maintenance (minimum 24-hour notice). Specification control managed by HNFS Access to Data owner	Monthly / Quarterly	Active	Remedy, Keynote, final report submitted to HNFS IW via controlled upload by FS Domain associate	Jimmie K Ramos

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Production Support	IW020	Federal Services Contract Deliverable - The agreed upon access interface for Government users (www.hnfs.com) will be accessible during at least 99% of all available hours 24 X 7 except periods of scheduled maintenance (minimum 24-hour notice). Specification control managed by HNFS Access to Data owner	Monthly / Quarterly	Active	Remedy, Keynote, final report submitted to HNFS IW via controlled upload by FS Domain associate	Jimmie K Ramos
Production Support	Federal Services Standards - Ticket Acknowledgement and resolution SLA	Simple report used to prepare IW070	Ad hoc	Active	Remedy	Health Net user via Remedy
Production Support	Aged Tickets Report	List of Tickets older than 7 days, including breakdown by month and by resolver group	Daily	Active	Remedy	Offshore Staff Aug (Supplier)
Production Support	All Open Tickets All Queues	List of All Open Tickets, including break down by month, vendor, and by rsolver group	Daily	Active	Remedy	Offshore Staff Aug (Supplier)
Production Support	All Open Tickets with Pend Reason	List of All Open Tickets in Pending Status and Pend Reason	Daily	Active	Remedy	Offshore Staff Aug (Supplier)
Production Support	H0007	Annual Disaster Recovery Test Report for Health Net Federal Services TRICARE	Annually	Active	Generated as a Word document by the owner and submitted to HNFS Government contracts NLT ten days after completion of the annual DR test	Jimmie K Ramos

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Production Support	HI007	Annual Disaster Recovery Test Report for PGBA LLC	Annually	Active	Generated as a Word document by the owner and submitted to HNFS Government contracts NLT ten days after completion of the annual DR test	PGBA IS
Access Administration	Health Net Monthly Capitation SOX Reporting	Privilege access reports based on system: PRVCAPU PRVRPTU PRV_CAP_AUTH SPCAP	Monthly	Active		IBM -Access Admin
Access Administration	Health Net Monthly Claims SOX Reporting	CLMEXAM, CLMQC, CLMSR, CLMACC, PAYPARMNT, VENINQ1, VENINQ2, VENINQ3, VENINQ4, CLOVRSUP, REFOVRPRC, CLMPDR. PAYHSTMNT, COBMNT , COBHNMNT, VCOBHNINQ, COBHNINQ, VHNCLMINQ, HNCLMINQ, HNCLMEXAM	Monthly	Active		IBM -Access Admin
Access Administration	Health Net Monthly PDM & Config SOX Reporting	CLPRVUPD, PHYINFOU, PRVINFOU, NPISRCHU , CLSUFX2, PRVNCPU , CLMODUPD , CLSCHUPD , CLMCLK	Monthly	Active		IBM -Access Admin
Access Administration	Health Net Monthly Policy & Benefit Reporting ABS	CLSVCRES, CLTRMAPU, ELIG_ADDL, CARRY_4THQTR, BENVRDEF, BENLSDEF, CLSVMAPU, MED_BENEFIT, POS_BENEFITS	Monthly	Active		IBM -Access Admin
Access Administration	Health Net Monthly Policy & Benefit Reporting SysGem	HSI_DB_DELETE and BEN_VAR_LMT_UPDATE Agent/Group: ALPHA PRD	Monthly	Active		IBM -Access Admin

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Access Administration	Health Net Monthly SOP VMS Reporting SysGem	Report identifiers: SOP_CREATOR and SOP_READ_ONLY Agent/Group: ALPHA PRD, DEV, DEVI64, DSS, EDIAXP, FTP, ODS, PCMRC2, UAT AMBERS, WOOKIE	Monthly	Active		IBM -Access Admin
Access Administration	Health Net Monthly User Master Listing SOX Reporting	USER_MASTER_EXP_FLAT_FILE	Monthly	Active		IBM -Access Admin
Access Administration	Health Net Weekly SOX Reporting	PMGCNM, PMGCNDM , PMGCMAINT, CLSCM, CLFNPLM , PCSLUPD , PROMUPD , NFEEUPD , CLMEXAM , Sandy Hess - SOX monthly and quarterly revalidation	Weekly	Active		IBM -Access Admin
PSOTS	Oracle Governance Deck	IBM DECs for Covernance Call (Overall health of the infrastructure tower including metrics, aging tickets, risk mitigations, accomplishments, etc.)	Bi-Monthly	Active	SRM, Project Logs, ME Logs, Remedy	IBM
PSOTS	Oracle Cadence Tracker	IBM Tracker for Capacity Issues, Performance Issues, Others Issues, Risks, Projects, Systems Stability Checks, etc.	Weekly	Active	SRM, Project Logs, ME Logs, Remedy	IBM
PSOTS	SQL Governance Deck	IBM DECs for Covernance Call(Overall health of the infrastructure tower including metrics, aging tickets, risk mitigations, accomplishments, etc.)	Bi-Monthly	Active	SRM, Project Logs, ME Logs, Remedy	IBM
PSOTS	SQL Cadence Tracker	IBM Tracker for Capacity Issues, Performance Issues, Others Issues, Risks, Projects, Systems Stability Checks, etc.	Weekly	Active	SRM, Project Logs, ME Logs, Remedy	IBM
PSOTS	SQL Tower Governance	IBM DECs for Covernance Call (Overall health of the infrastructure tower including metrics, aging tickets, risk mitigations, accomplishments, etc.)	Weekly	Active	HPSE, SAN Team, SRM	IBM

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
PSOTS	Daily Trend Report	SQL Server Capacity Report	Monthly	Active	SRM	IBM
PSOTS	Database Last Access	List of databases not written to or read from for over 30 days	Monthly	Active	http://bld-poc-sp01:85/	Health Net
PSOTS	Database Instance Overview	Displays SGA information and non-default initialization parameters for an Oracle Database.	Monthly	Active	OEM 12c	Health Net
PSOTS	Database Software Summary	Displays software summary across all Oracle Databases.	Monthly	Active	OEM 12c	Health Net
PSOTS	Database by Server	This report provides a list of SQL servers with a count of databases hosted by them.	As needed	Active	Altiris	Health Net
PSOTS	SQL Server Cluster Configuration Summary	Summary information of SQL Server and associated SQL Instances participating in a Microsoft Cluster by Node.	As needed	Active	Altiris	Health Net
PSOTS	Oracle Database Tablespace Monthly Space Usage	Oracle Database Tablespace Monthly Space Usage	Monthly	Active	OEM 12c	Health Net
PSOTS	Daily Backup Report	TSM daily/monthly backup failure	Daily	Active	BUR	IBM
PSOTS	BUR Governance Deck	IBM DECs for Covernance Call (Overall health of the infrastructure tower including metrics, aging tickets, risk mitigations, accomplishments, etc.)	Weekly	Active	SRM, Project Logs, ME Logs, TSM, Remedy	IBM
PSOTS	BUR Cadence Tracker	IBM Tracker for Capacity Issues, Performance Issues, Others Issues, Risks, Projects, Systems Stability Checks, etc.	Weekly	Active	SRM, Project Logs, ME Logs, TSM, Remedy	IBM

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
PSOTS	SAN Tower Governance	IBM DECs for Covernance Call (Overall health of the infrastructure tower including metrics, aging tickets, risk mitigations, accomplishments, etc.)	Weekly	Active	SRM, Project Logs, ME Logs, Remedy	IBM
PSOTS	SAN Cadence Tracker	IBM Tracker for Capacity Issues, Performance Issues, Others Issues, Risks, Projects, Systems Stability Checks, etc.	Weekly	Active	SRM, Project Logs, ME Logs, Remedy	IBM
PSOTS	Health Net BUR Monthly Capacity Reporting	Month backup capacity	Monthly	Active	TSM	IBM
PSOTS	Organic Storage Growth	Organic Growth request	Weekly	Active	SAN	IBM
PSOTS	Array Centric Report - NetApp	Capacity of Netapp	Weekly	Active	HPSE	IBM
PSOTS	Array Centric Report - IBM SVC	Capacity of SVC	Weekly	Active	HPSE	IBM
PSOTS	Storage Capacity Detail	Capacity of HP XP arrays	Weekly	Active	HPSE	IBM
PSOTS	SVR_IBM_HealthNet	HP service value monthly report of cases with HP	Monthly	Active	SAN/VMS	HP
PSOTS	System Listing	List of all HealthNet SAN/VMS equipment from HP	Monthly	Active	SAN/VMS	HP
PSOTS	ISP Project Management Plan SAN	SAN ISP Initiatives	Weekly	Active	Various sources, manual input	IBM
PSOTS	ISP WS BURR PP Deliverables	BUR ISP Initiatives	Weekly	Active	Various sources, manual input	IBM

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
PSOTS	ISP Project Management Plan Capacity	Capacity ISP Initiatives	Weekly	Active	Various sources, manual input	IBM
PSOTS	ISP Project Management Plan Oracle	Oracle ISP Initiatives	Weekly	Active	Various sources, manual input	IBM
PSOTS	ISP Project Management Plan SQL	SQL ISP Initiatives	Weekly	Active	Various sources, manual input	IBM
PSOTS	ISP Project Management Plan Citrix	Citrix ISP Initiatives	Weekly	Active	Various sources, manual input	IBM
PSOTS	UNIX Governance Deck	IBM DECs for Covernance Call (Overall health of the infrastructure tower including metrics, aging tickets, risk mitigations, accomplishments, etc.)	Weekly	Active	SRM, Project Logs, ME Logs, TSM, Remedy	IBM
PSOTS	UNIX Cadence Tracker	IBM Tracker for Capacity Issues, Performance Issues, Others Issues, Risks, Projects, Systems Stability Checks, etc.	Weekly	Active	SRM, Project Logs, ME Logs, TSM, Remedy	IBM
PSOTS	Single Trusted Source	Inventory Report of all Servers	Monthly	Active	Manual	IBM
PSOTS	Wintel/VMWare/Citrix Governance Deck	IBM DECs for Covernance Call (Overall health of the infrastructure tower including metrics, aging tickets, risk mitigations, accomplishments, etc.)	Weekly	Active	SRM, Project Logs, ME Logs, Remedy	IBM
PSOTS	Wintel Cadence Tracker	IBM Tracker for Capacity Issues, Performance Issues, Others Issues, Risks, Projects, Systems Stability Checks, etc.	Weekly	Active	SRM, Project Logs, ME Logs, Remedy	IBM
PSOTS	VMWare Cadence Tracker	IBM Tracker for Capacity Issues, Performance Issues, Others Issues, Risks, Projects, Systems Stability Checks, etc.	Weekly	Active	SRM, Project Logs, ME Logs, Remedy	IBM

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
PSOTS	Citrix Cadence Tracker	IBM Tracker for Capacity Issues, Performance Issues, Others Issues, Risks, Projects, Systems Stability Checks, etc.	Weekly	Active	SRM, Project Logs, ME Logs, Remedy	IBM
PSOTS	Citrix XenDesktops Monthly Utilization Forecast_Begin MonthYear - EndMonthYear	6-month rolling utilization forecasts of XenDesktops	Monthly	Active	Manual	IBM, Supplier, HP Health Net consolidates
PSOTS	Citrix XenDesktops Monthly RU Counts	Monthly RU Counts by XenApp Pools	Monthly	Active	Manual	IBM Health Net Consolidates
PSOTS	Citrix XenDesktop Monthly New User Report	List of New XenDektop Users	Monthly	Active	Manual	IBMHN Consolidates
PSOTS	Network Governance Deck	Tower overview, Risk Mitigation, Tower Reports/Metrics, Reviewed major incidents, RCA Review, Issues, Accomplishments	Bi-Monthly	Active	AT&T (NetQOs/VitalNet/etc .)	IBM/AT&T
PSOTS	HealthNet Monthly Traffic Report	Monthly traffic report	Monthly	Active	AT&T (NetQOs/VitalNet/etc .)	AT&T
PSOTS	Data Network Availability Report	Monthly availability report	Monthly	Active	AT&T (NetQOs/VitalNet/etc .)	AT&T
PSOTS	HealthNet Monthly Device Report	Monthly device report	Monthly	Active	AT&T (NetQOs/VitalNet/etc .)	AT&T

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
PSOTS	HealthNet Monthly Network Performance Analysis	Monthly network performance report	Monthly	Active	AT&T (NetQOs/VitalNet/etc.)	AT&T
PSOTS	HealthNet Monthly Performance Exception Report	Monthly exception report	Monthly	Active	AT&T (NetQOs/VitalNet/etc.)	AT&T
PSOTS	Network Device Inventory (Routers Switches Other)	Device inventory	Monthly	Active	AT&T (NetQOs/VitalNet/etc.)	AT&T
PSOTS	IMAC Activity		Monthly	Active	AT&T (NetQOs/VitalNet/etc.)	AT&T
				Active	AT&T (NetQOs/VitalNet/etc.)	
PSOTS	OP142-ACD_Total_Voice_Availability	OP142 ACD total voice availability report	Monthly	Active	AT&T (NetQOs/VitalNet/etc.)	AT&T
PSOTS	HNFS_Aspect_ACD-Total_Voice_Availability	HNFS Aspect ACD total voice availability report	Monthly	Active	AT&T (NetQOs/VitalNet/etc.)	AT&T
PSOTS	IMAC Monthly Totals 2013	IMAC Monthly Totals 2014	Monthly	Active	AT&T (NetQOs/VitalNet/etc	AT&T

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
					.)	
PSOTS	NORTEL Agent	NORTEL Agent	Monthly	Active	AT&T (NetQOs/VitalNet/etc.)	AT&T
PSOTS	NORTEL PBX RU COUNT	NORTEL PBX RU COUNT	Monthly	Active	AT&T (NetQOs/VitalNet/etc.)	AT&T
PSOTS	OP141-PBX_Total_Voice_Availability	OP141 PBX total voice availability report	Monthly	Active	AT&T (NetQOs/VitalNet/etc.)	AT&T
PSOTS	COMPLETED RUs	COMPLETED RUs	Monthly	Active	AT&T (NetQOs/VitalNet/etc.)	AT&T
PSOTS	Rockwell ACD Agents by location	Rockwell ACD Agents by location	Monthly	Active	AT&T (NetQOs/VitalNet/etc.)	AT&T
PSOTS	SL032-Total_Voice_Availability	SL032 total voice availability	Monthly	Active	AT&T (NetQOs/VitalNet/etc.)	AT&T
PSOTS	Aspect_ACD-Total_Voice_Availability	Aspect ACD total voice availability report	Monthly	Active	AT&T (NetQOs/VitalNet/etc.)	AT&T
PSOTS	Symposium_ACD-Total_Voice_Availability	Symposium ACD total voice availability report	Monthly	Active	AT&T (NetQOs/VitalNet/etc.)	AT&T
PSOTS	MiddleWare/Email Services/ETC Governance Deck	Overall health of the infrastructure tower including metrics, aging tickets, risk mitigations, accomplishments	Bi-Monthly	Active	SRM, Project Logs, ME Logs, TSM	IBM

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
PSOTS	UNIX Road Map Prioritization/Tracker	Monthly Tracker for Road Map initiatives progress	Monthly	Active	Various sources, manual input	IBM & Health Net
PSOTS	Wintel/VMWare Road Map Prioritization/Tracker	Monthly Tracker for Road Map initiatives progress	Monthly	Active	Various sources, manual input	IBM & Health Net
PSOTS	Citrix Road Map Prioritization/Tracker	Monthly Tracker for Road Map initiatives progress	Monthly	Active	Various sources, manual input	IBM & Health Net
PSOTS	Oracle Road Map Prioritization/Tracker	Monthly Tracker for Road Map initiatives progress	Monthly	Active	Various sources, manual input	IBM & Health Net
PSOTS	SQL Road Map Prioritization/Tracker	Monthly Tracker for Road Map initiatives progress	Monthly	Active	Various sources, manual input	IBM & Health Net
PSOTS	SAN/BUR Road Map Prioritization/Tracker	Monthly Tracker for Road Map initiatives progress	Monthly	Active	Various sources, manual input	IBM & Health Net
PSOTS	MiddleWare Road Map Prioritization/Tracker	Monthly Tracker for Road Map initiatives progress	Monthly	Active	Various sources, manual input	IBM & Health Net
PSOTS	Network Road Map Prioritization/Tracker	Monthly Tracker for Road Map initiatives progress	Monthly	Active	Various sources, manual input	IBM, Health Net, AT&T

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
PSOTS	UNIX Systems Stability Checks Findings and Remediations	Quarterly Findings& Monthly Tracker for Systems Stability Remediations	Monthly	Active	Various sources, manual input	IBM, Health Net
PSOTS	Wintel/VMWare Systems Stability Checks Findings and Remediations	Quarterly Findings& Monthly Tracker for Systems Stability Remediations	Monthly	Active	Various sources, manual input	IBM, Health Net
PSOTS	Oracle Systems Stability Checks Findings and Remediations	Quarterly Findings& Monthly Tracker for Systems Stability Remediations	Monthly	Active	Various sources, manual input	IBM, Health Net
PSOTS	SQL Systems Stability Checks Findings and Remediations	Quarterly Findings& Monthly Tracker for Systems Stability Remediations	Monthly	Active	Various sources, manual input	IBM, Health Net
PSOTS	SAN/BUR Systems Stability Checks Findings and Remediations	Quarterly Findings& Monthly Tracker for Systems Stability Remediations	Monthly	Active	Various sources, manual input	IBM, Health Net
PSOTS	MiddleWare Systems Stability Checks Findings and Remediations	Quarterly Findings& Monthly Tracker for Systems Stability Remediations	Monthly	Active	Various sources, manual input	IBM, Health Net

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
PSOTS	Network Systems Stability Checks Findings and Remediations	Quarterly Findings& Monthly Tracker for Systems Stability Remediations	Monthly	Active	Various sources, manual input	IBM, Health Net
ECPM	Capacity Road Map Prioritization/Tracker	Monthly Tracker for Road Map initiatives progress	Monthly	Active	Various sources, manual input	IBM
ECPM	Treesize	Current size of all Commercial File & Print servers	Daily	Active	Wintel	IBM
ECPM	File share diskstatus-Health Net-(Date)	Current amount of usable free space on all Commercial servers	Weekly	Active	Wintel	IBM
ECPM	File share diskstatus-HNFS-(Date)	Current amount of usable free space on all Federal servers	Weekly	Active	Wintel	IBM
ECPM	HealthNet Weekly Red Server Analysis WE(date)	Those servers that are experiencing concerns with a number of issues . Some of which are Lack of collection, High Paging, High Utilization and others.	Weekly	Active	SRM	IBM
ECPM	Health_NET Inc.-SRM Collection Status Final (Date)	Those servers that are experiencing concerns with collection	Weekly	Active	SRM	IBM
ECPM	Small organic Storage tracker (date)	In Progress request concerning organic growth	Weekly	Active	email attachment - process has not been completed	IBM

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
ECPM	HealthnetFederal Distributed Systems Capacity planning monthly Report - (date)	This report is designed to provide a capacity status summary for Federal distributed systems based upon monthly average utilization of CPU, Memory and Disk related metrics.	Monthly	Active	SRM	IBM
ECPM	Healthnet Commercial Distributed Systems Capacity planning monthly Report - (date)	This report is organized by Commercial or Federal and is separated by Unix or intel for Server Utilization, Capacity Utilization, FileSystem Utilization, LPAR Processor Utilization, LPAR Memory Utilization, LPAR Disk Utilization, SRM Threshold Metrics, SRM Metric Definitions	Monthly	Active	SRM	IBM
ECPM	Healthnet Mainframel Distributed Systems Capacity planning monthly Report - (date)	Mainframe Capacity Report	Monthly	Active	Resource Management Facility Tivoli Data Warehouse	IBM
ECPM	PROD and DSS - Performance Graphs (various reports) - RED5, PRD_CLUSTER, PRD_Online, PRD_Other,	ABS/VMS Capacity Report	Monthly	Active	HP Performance Advisor	IBM

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
	PROD_Batch, DSS_Weekends, DSS_Weekdays, CLUSTER, CAPWeekend_TopQ_Vol					
ECPM	ECPM - Infrastructure Capacity Demand Forecast	High-level Infrastructure Capacity Forecast (12 month rolling forecast)	Monthly	Active	HP Performance Advisor	IBM
ECPM	ECPM - Infrastructure Capacity Demand Forecast by PID	High-level infrastructure Capacity Assessment	As Needed	Active	Manual	IBM
PSOTS & ECPM	RFS Log - IBM	current RFS work and status	Monthly	Active	Manual	IBM
Release management	HleathNet Enterprise Release Portfolio	Enterprise Project portfolio. Reviewed on the weekly PMO and Release Mngm meeting	Weekly	Active	Release Mngm MS Access application	Health Net
Release management	Release Approvers	Confirming accuracy of information	Ad hoc	Active	Release Mngm MS Access application	Health Net
Release management	Business checkout resources	Confirming accuracy of information	Ad hoc	Active	Release Mngm MS Access application	Health Net
Release management	Web Release projects for Merge	List of projects, Mes and QCs for Web release	Bi Weekly	Active	Release Mngm MS Access application	Health Net

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Release management	Web Release projects Confirmed	List of projects, Mes and QCs for Web release	Bi Weekly	Active	Release Mngm MS Access application	Health Net
Release management	Release Summary projects deployed	List of projects deployed for Project Inrtake department	Bi Weekly	Active	Release Mngm MS Access application	Health Net
Release management	Release Sizzle	Public announcement for projects deployed	Monthly	Active	Release Mngm MS Access application	Health Net
Release management	Projects deployed by date	Projects deployed by date	Monthly	Active	Release Mngm MS Access application	Health Net
Release management	WO Review and Confirmation Agenda	Agenda for WO review meeting	Weekly	Active	Release Mngm MS Access application	Health Net
Release management	Projects at Risk	Part of the agenda for twice a week meeting	Twice a week	Active	Release Mngm MS Access application	Health Net
Release management	Warranty Remedy tickets for Release	Posted on intranet report about warranty remedy tickets	Daily	Active	Release Mngm MS Access application	Health Net
Release management	Release Metrics	Posted on intranet report about standart and project related metrics	Daily	Active	Release Mngm MS Access application	Health Net
Release management	Business Communicatio n Plan	Business Communication plan for deployment weekend	Monthly	Active	Manually compiled	Health Net
Release management	Go Readiness presentation	Go Readiness presentation for approval to proceed with the release	Monthly	Active	Manually compiled	Health Net
Release management	Go Live presentation	Go Live presentation for approval to proceed with the release	Monthly	Active	Manually compiled	Health Net

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Release management	Go Live presentation	Go Live presentation for approval to proceed with the release	Monthly	Active	Manually compiled	Health Net
Release management	Release Calendar	Release Calendar	Annually	Active	Manually compiled	Health Net
Release management	Web Release Calendar	Web Release Calendar	Annually	Active	Manually compiled	Health Net
QA-A&G	A&G BKB Accuracy Data (Processor)	Monthly Appeals and Grievances Accuracy Result Report (Processor)	Monthly	Active		
QA-A&G	A&G BKB Accuracy Trends (Auditor)	Monthly Appeals and Grievances Accuracy Trends Report (Auditor)	Monthly	Active		
QA-A&G	A&G BKB Accuracy Trends (Drilldown-Element)	Monthly Appeals and Grievances Accuracy Trends Report (Drilldown-Element)	Monthly	Active		
QA-A&G	A&G BKB Accuracy Trends (Drilldown-Met Not Met)	Monthly Appeals and Grievances Accuracy Trends Report (Drilldown-Met Not Met)	Monthly	Active		
QA-A&G	A&G BKB Accuracy Trends (Drilldown-Not Met)	Monthly Appeals and Grievances Accuracy Trends Report (Drilldown-Not Met)	Monthly	Active		
QA-A&G	A&G BKB Accuracy Trends (Drilldown-	Monthly Appeals and Grievances Accuracy Trends Report (Drilldown-Top N)	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
	Top N)					
QA-A&G	A&G BKB Accuracy Trends (Drilldown-Work Type)	Monthly Appeals and Grievances Accuracy Trends Report (Drilldown-Work Type)	Monthly	Active		
QA-A&G	A&G BKB Accuracy Trends (Element)	Monthly Appeals and Grievances Accuracy Trends Report (Element)	Monthly	Active		
QA-A&G	A&G BKB Accuracy Trends (Element-Top 3)	Monthly Appeals and Grievances Accuracy Trends Report (Element-Top 3	Monthly	Active		
QA-A&G	A&G BKB Accuracy Trends (Element-Top N)	Monthly Appeals and Grievances Accuracy Trends Report (Element-Top N)	Monthly	Active		
QA-A&G	A&G BKB Accuracy Trends (Processor)	Monthly Appeals and Grievances Accuracy Trends Report (Processor)	Monthly	Active		
QA-A&G	A&G BKB Accuracy Trends (State-Market Segment)	Monthly Appeals and Grievances Accuracy Trends Report (State-Market Segment)	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-A&G	A&G BKB Accuracy Trends (Work Type)	Monthly Appeals and Grievances Accuracy Trends Report (Work Type)	Monthly	Active		
QA-A&G	A&G BKB Audit Data	Monthly Appeals and Grievances All BKB Audit Data	Monthly	Active		
QA-A&G	A&G BKB AZ DOI Accuracy Trends (Element)	Monthly Appeals and Grievances Accuracy Trends Report (Element)	Monthly	Active		
QA-A&G	A&G BKB Error Detail (Element)	Monthly Appeals and Grievances Error Detail Report (Element)	Monthly	Active		
QA-A&G	A&G BKB Regulatory Accuracy Trends (Drilldown-Not Met)	Monthly Appeals and Grievances Regulatory Accuracy Trends (Drilldown-Not Met)	Monthly	Active		
QA-A&G	A&G BKB Regulatory Error Detail (Drilldown-Not Met)	Monthly Appeals and Grievances Regulatory Error Detail (Drilldown-Not Met)	Monthly	Active		
QA-A&G	AZ - Pre-Post-Exp Appeals (HMO) Sample	NCQA Sample Created by the Monthly File Receive from A&G	Quarterly	Active		
QA-A&G	AZ Medicaid ACCESS Cases Sample	NCQA Sample Created by the Monthly File Receive from A&G	Quarterly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-A&G	BKB Sample	BKB Sample Created by the Monthly File Receive from A&G	Monthly	Active		
QA-A&G	CA - External Review (HMO-POS-ELECT-PPO-MHN) Sample	NCQA Sample Created by the Monthly File Receive from A&G	Quarterly	Active		
QA-A&G	CA Commercial POS (Pre, Post, Exp) Sample	NCQA Sample Created by the Monthly File Receive from A&G	Quarterly	Active		
QA-A&G	CA POS Appeals Sample	NCQA Sample Created by the Monthly File Receive from A&G	Quarterly	Active		
QA-A&G	CA PPO Exchange Appeals Sample	NCQA Sample Created by the Monthly File Receive from A&G	Quarterly	Active		
QA-A&G	CA-AZ-OR NCQA	Monthly NCQA Accuracy Report for Call Center (CA/AZ/OR)	Monthly	Active		
QA-A&G	CA-Pre-Post-Exp (HMO) Sample	NCQA Sample Created by the Monthly File Receive from A&G	Quarterly	Active		
QA-A&G	CA-Pre-Post-Exp (Part C & Part D) Sample	NCQA Sample Created by the Monthly File Receive from A&G	Quarterly	Active		
QA-A&G	CA-Pre-Post-Exp (PPO - Behavior	NCQA Sample Created by the Monthly File Receive from A&G	Quarterly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
	Health) Sample					
QA-A&G	CA-Pre-Post-Exp (PPO - Non Behavior Health) Sample	NCQA Sample Created by the Monthly File Receive from A&G	Quarterly	Active		
QA-A&G	Health Net SOX - IPC Checklist_3869	SOX In formation Prepared by Company Control Checklist - 3869	Monthly	Active		
QA-A&G	OR Medicare NCQA	Monthly Medicare Accuracy Report for Call Center (OR)	Monthly	Active		
QA-A&G	OR POS Exchange Appeals Sample	NCQA Sample Created by the Monthly File Receive from A&G	Quarterly	Active		
QA-A&G	OR/WA Commercial PRIME Sample	OR/WA Commercial PRIME Sample Created by the Monthly File Receive from A&G	Monthly	Active		
QA-A&G	OR/WA Commercial Sample	OR/WA Commercial Sample Created by the Monthly File Receive from A&G	Monthly	Active		
QA-A&G	OR-WA - Pre-Post-Exp (Commercial) Sample	NCQA Sample Created by the Monthly File Receive from A&G	Quarterly	Active		
QA-A&G	OR-WA - Pre-Post-Exp (Part C & D) Sample	NCQA Sample Created by the Monthly File Receive from A&G	Quarterly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-A&G	PBC Report	PBC report sent out to SOX	Yearly	Active		
QA-A&G	Provider Dispute Sample	Provider Dispute Sample Created by the Monthly File Receive from MHN	Monthly	Active		
QA-A&G	SHP (Pre-Post-Exp) Sample	NCQA Sample Created by the Monthly File Receive from A&G	Quarterly	Active		
QA-A&G	SHP Medi-Cal Behavioral Cases Sample	NCQA Sample Created by the Monthly File Receive from A&G	Quarterly	Active		
QA-A&G	SHP Prime Sample	SHP Prime Sample Created by the Monthly File Receive from A&G	Monthly	Active		
QA-A&G	SHP Sample	SHP Sample Created by the Monthly File Receive from A&G	Monthly	Active		
QA-A&G	Triage OR Commercial Prime Sample	BKB Sample Created by the Monthly File Receive from A&G	Monthly	Active		
QA-A&G	Triage Sample	Triage Sample Created by the Monthly File Obtained From Maccess	Monthly	Active		
QA-A&G, Claims, Contact Center & Medicare	PMR Metrics	Metrics for Claims, A&G, Contact Center & Medicare	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Claims	122839374 Claims TAT Book of Business Report	Monthly Dashboard/Extract	Monthly	Active		
QA-Claims	2550.Adjudicate and Settle Claims.Metrics	SOX Requirement	Yearly	Active		
QA-Claims	2550.Adjudicate and Settle Claims.Population Report	SOX Requirement	Yearly	Active		
QA-Claims	2550.Adjudicate and Settle Claims.Screenshots	SOX Requirement	Yearly	Active		
QA-Claims	3416 Supporting Screenshots.docx	Claims QA Published Results Report	Monthly	Active		
QA-Claims	A&G BKB OR OID Accuracy Trends (Element).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	AHCCCS_ClaimsDashboardTemplate_201405.xlsx	Claims QA Published Results Report	Monthly	Active		
QA-Claims	ATA BKB & PG Samples	Claims QA Sampling	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Claims	AZ - Part C Non-Par Provider Appeals_Dispute_Dismissals Audit (PDRs) June2014_samples.xslsx	Claims QA Sampling	Monthly	Active		
QA-Claims	AZ DOI Samples	Claims QA Sampling	Monthly	Active		
QA-Claims	AZPI Samples	Claims QA Sampling	Monthly	Active		
QA-Claims	CA - Part C Non-Par Provider Appeals_Dispute_Dismissals Audit (PDRs) June2014_samples.xslsx	Claims QA Sampling	Monthly	Active		
QA-Claims	CA DMHC Commercial Samples	Claims QA Sampling	Monthly	Active		
QA-QA	Claims ATA AZ	Claims ATA Sample	Monthly	Active		
QA-QA	Claims ATA CA OR MCL	Claims ATA Sample	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-QA	Claims ATA Grid	Claims ATA Sample	Monthly	Active		
QA-QA	Claims ATA PG	Claims ATA Sample	Monthly	Active		
QA-Claims	Claims Auto Error Data (Payment).xlsx	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims Auto Error Data (Payment).xlsx	Claims QA Weekly Results Report	Weekly	Active		
QA-Claims	Claims Auto Error Data (Procedural).xlsx	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims Auto Error Data (Procedural).xlsx	Claims QA Weekly Result Report	Weekly	Active		
QA-Claims	Claims BKB AZ Accuracy Trends (Mkt-Seg).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims BKB AZ Accuracy Trends (Mkt-Seg).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims BKB AZ Accuracy Trends	Claims QA Published Results Report	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
	(Processor).pdf					
QA-Claims	Claims BKB AZ Accuracy Trends (Product).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims BKB AZ CS2 Error Data Year.xlsx	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims BKB AZ CS2 Error Trends (Mkt-Seg).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims BKB AZ Supplier Accuracy Trends (Processor).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims BKB AZ Supplier Accuracy Trends (Product).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims BKB AZ Supplier Audit Data Month.xlsx	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims BKB AZ Supplier Error Trends Payment.pdf	Claims QA Published Results Report	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Claims	Claims BKB AZ Supplier Error Trends Procedural.pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims BKB AZ Supplier Preliminary Accuracy Trends(Product).pdf	Claims QA Supplier Preliminary Results Report	Monthly	Active		
QA-Claims	Claims BKB AZ Supplier Preliminary Audit Data.xlsx	Claims QA Supplier Preliminary Results Report	Monthly	Active		
QA-Claims	Claims BKB AZ Error Data (Payment).xlsx	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims BKB AZ Error Detail (Payment).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims BKB AZ Error Detail (Payment-Processor).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims BKB AZ Error Detail (Payment-Top 10).pdf	Claims QA Published Results Report	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Claims	Claims BKB AZ Error Detail (Procedural).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims BKB AZ Error Detail (Procedural-Processor).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims BKB AZ Error Trends (Payment).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims BKB AZ Error Trends (Procedural).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims BKB CA Accuracy Trends (Mkt-Seg).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims BKB CA Accuracy Trends (Processor).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims BKB CA Accuracy Trends (Product).pdf	Claims QA Published Results Report	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Claims	Claims BKB CA Commercial Accuracy Trends (Comm and HF).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims BKB CA Supplier Accuracy Trends (Processor).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims BKB CA Supplier Accuracy Trends (Product).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims BKB CA Supplier Audit Data Month.xlsx	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims BKB CA Supplier Error Trends Payment.pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims BKB CA Supplier Error Trends Procedural.pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims BKB CA Supplier Preliminary Accuracy Trends(Product	Claims QA Supplier Preliminary Results Report	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
	).pdf					
QA-Claims	Claims BKB CA Supplier Preliminary Audit Data.xlsx	Claims QA Supplier Preliminary Results Report	Monthly	Active		
QA-Claims	Claims BKB CA Error Detail (Payment).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims BKB CA Error Detail (Payment-Processor).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims BKB CA Error Detail (Payment-Top 10).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims BKB CA Error Detail (Procedural).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims BKB CA Error Detail (Procedural-Processor).pdf	Claims QA Published Results Report	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Claims	Claims BKB CA Error Trends (Payment).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims BKB CA Error Trends (Procedural).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims BKB CA SHP Accuracy Trends (Product).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims BKB CA SHP Error Detail (Payment).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims BKB CA SHP Error Detail (Procedural).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims BKB Commercial Accuracy Trends (State).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims BKB OR Accuracy Trends (Mkt-Seg).pdf	Claims QA Published Results Report	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Claims	Claims BKB OR Accuracy Trends (Mkt-Seg).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims BKB OR Accuracy Trends (Processor).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims BKB OR Accuracy Trends (Product).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims BKB OR Accuracy Trends (Product).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims BKB OR Supplier Accuracy Trends (Processor).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims BKB OR Supplier Accuracy Trends (Product).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims BKB OR Supplier Audit Data Month.xlsx	Claims QA Published Results Report	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Claims	Claims BKB OR Supplier Error Trends Payment.pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims BKB OR Supplier Error Trends Procedural.pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims BKB OR Supplier Preliminary Accuracy Trends(Product).pdf	Claims QA Supplier Preliminary Results Report	Monthly	Active		
QA-Claims	Claims BKB OR Supplier Preliminary Audit Data.xlsx	Claims QA Supplier Preliminary Results Report	Monthly	Active		
QA-Claims	Claims BKB OR Error Detail (Payment).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims BKB OR Error Detail (Payment-Processor).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims BKB OR Error Detail (Payment-Top 10).pdf	Claims QA Published Results Report	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Claims	Claims BKB OR Error Detail (Procedural).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims BKB OR Error Detail (Procedural-Processor).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims BKB OR Error Trends (Payment).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims BKB OR Error Trends (Procedural).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims Error Data (Payment).xlsx	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims Focus AZ DOI Accuracy Trends (Worksheet).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims Focus AZ DOI Error Detail (Worksheet).pdf	Claims QA Published Results Report	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Claims	Claims Focus AZ Doi Error Trends (Worksheet).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims Focus AZ DOI HMO Adjustment Audit ATA.xlsx	Claims Focus Regulatory ATA Sample	Monthly	Active		
QA-Claims	Claims Focus AZ DOI HMO Adjustment Audit Extract.xlsx	Claims Focus Regulatory Preliminary Results	Monthly	Active		
QA-Claims	Claims Focus AZ DOI HMO Ambulance Non Contracted Paid Denied Audit ATA.xlsx	Claims Focus Regulatory ATA Sample	Monthly	Active		
QA-Claims	Claims Focus AZ DOI HMO Ambulance Non Contracted Paid Denied Audit Extract.xlsx	Claims Focus Regulatory Preliminary Results	Monthly	Active		
QA-Claims	Claims Focus AZ DOI HMO Clean Claims Paid Audit	Claims Focus Regulatory ATA Sample	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
	ATA.xlsx					
QA-Claims	Claims Focus AZ DOI HMO Clean Claims Paid Audit Extract.xlsx	Claims Focus Regulatory Preliminary Results	Monthly	Active		
QA-Claims	Claims Focus AZ DOI HMO ER Denied Audit ATA.xlsx	Claims Focus Regulatory ATA Sample	Monthly	Active		
QA-Claims	Claims Focus AZ DOI HMO ER Denied Audit Extract.xlsx	Claims Focus Regulatory Preliminary Results	Monthly	Active		
QA-Claims	Claims Focus AZ DOI HMO ER OON Paid Audit ATA.xlsx	Claims Focus Regulatory ATA Sample	Monthly	Active		
QA-Claims	Claims Focus AZ DOI HMO ER OON Paid Audit Extract.xlsx	Claims Focus Regulatory Preliminary Results	Monthly	Active		
QA-Claims	Claims Focus AZ DOI HMO Unclean Claims Denied Audit	Claims Focus Regulatory ATA Sample	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
	ATA.xlsx					
QA-Claims	Claims Focus AZ DOI HMO Unclean Claims Denied Audit Extract.xlsx	Claims Focus Regulatory Preliminary Results	Monthly	Active		
QA-Claims	Claims Focus AZ DOI POS PPO Adjustment Audit ATAt.xlsx	Claims Focus Regulatory ATA Sample	Monthly	Active		
QA-Claims	Claims Focus AZ DOI POS PPO Adjustment Audit Extract.xlsx	Claims Focus Regulatory Preliminary Results	Monthly	Active		
QA-Claims	Claims Focus AZ DOI POS PPO Ambulance Non Contracted Paid Denied Audit ATA.xlsx	Claims Focus Regulatory ATA Sample	Monthly	Active		
QA-Claims	Claims Focus AZ DOI POS PPO Ambulance	Claims Focus Regulatory Preliminary Results	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
	Non Contracted Paid Denied Audit Extract.xlsx					
QA-Claims	Claims Focus AZ DOI POS PPO Clean Claims Paid Audit ATA.xlsx	Claims Focus Regulatory ATA Sample	Monthly	Active		
QA-Claims	Claims Focus AZ DOI POS PPO Clean Claims Paid Audit Extract.xlsx	Claims Focus Regulatory Preliminary Results	Monthly	Active		
QA-Claims	Claims Focus AZ DOI POS PPO ER Denied Audit ATA.xlsx	Claims Focus Regulatory ATA Sample	Monthly	Active		
QA-Claims	Claims Focus AZ DOI POS PPO ER Denied Audit Extract.xlsx	Claims Focus Regulatory Preliminary Results	Monthly	Active		
QA-Claims	Claims Focus AZ DOI POS PPO Unclean Claims Denied Audit ATA.xlsx	Claims Focus Regulatory ATA Sample	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Claims	Claims Focus AZ DOI POS PPO Unclean Claims Denied Audit Extract.xlsx	Claims Focus Regulatory Preliminary Results	Monthly	Active		
QA-Claims	Claims Focus AZ Medicaid Accuracy Trends (Product).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims Focus AZ Medicaid Error Detail Payment (Processor).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims Focus AZ Medicaid Error Detail Payment.pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims Focus AZ Medicaid Error Detail Procedural (Processor).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims Focus AZ Medicaid Error Detail Procedural.pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims Focus AZ PI Accuracy Trends.pdf	Claims QA Published Results Report	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Claims	Claims Focus AZ PI Error Detail (Worksheet).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims Focus AZ PI Paid Audit Extract.xlsx	Claims Focus Regulatory Preliminary Results	Monthly	Active		
QA-Claims	Claims Focus AZ PI Universe Count.xls	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims Focus CA Commercial Accuracy Trends (Product).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims Focus CA Commercial Error Detail Payment.pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims Focus CA Commercial Error Detail Procedural.pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims Focus CA DMHC Accuracy Trends(Worksheet).pdf	Claims QA Published Results Report	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Claims	Claims Focus CA DMHC CalViva Accuracy Trends(Worksheet).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims Focus CA DMHC CalViva Error Detail (Worksheet).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims Focus CA DMHC CalViva Error Trends (Worksheet).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims Focus CA DMHC Commercial Denied Claims Audit ATA.xlsx	Claims Focus Regulatory ATA Sample	Monthly	Active		
QA-Claims	Claims Focus CA DMHC Commercial Denied Claims Audit Extract.xlsx	Claims Focus Regulatory Preliminary Results	Monthly	Active		
QA-Claims	Claims Focus CA DMHC Commercial	Claims Focus Regulatory ATA Sample	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
	Interest Late Payments Audit ATA.xlsx					
QA-Claims	Claims Focus CA DMHC Commercial Interest Late Payments Audit Extract.xlsx	Claims Focus Regulatory Preliminary Results	Monthly	Active		
QA-Claims	Claims Focus CA DMHC Commercial PDR Audit ATA.xlsx	Claims Focus Regulatory ATA Sample	Monthly	Active		
QA-Claims	Claims Focus CA DMHC Commercial PDR Audit Extract.xlsx	Claims Focus Regulatory Preliminary Results	Monthly	Active		
QA-Claims	Claims Focus CA DMHC Error Detail (Worksheet).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims Focus CA DMHC Error Trends (Worksheet).pdf	Claims QA Published Results Report	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Claims	Claims Focus CA DMHC SHP Denied Claims (CalViva) Audit ATA.xlsx	Claims Focus Regulatory ATA Sample	Monthly	Active		
QA-Claims	Claims Focus CA DMHC SHP Denied Claims (CalViva) Audit Extract.xlsx	Claims Focus Regulatory Preliminary Results	Monthly	Active		
QA-Claims	Claims Focus CA DMHC SHP Denied Claims Audit ATA.xlsx	Claims Focus Regulatory ATA Sample	Monthly	Active		
QA-Claims	Claims Focus CA DMHC SHP Denied Claims Audit Extract.xlsx	Claims Focus Regulatory Preliminary Results	Monthly	Active		
QA-Claims	Claims Focus CA DMHC SHP Interest Late Payments (CalViva) Audit ATA.xlsx	Claims Focus Regulatory ATA Sample	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Claims	Claims Focus CA DMHC SHP Interest Late Payments (CalViva) Audit Extract.xlsx	Claims Focus Regulatory Preliminary Results	Monthly	Active		
QA-Claims	Claims Focus CA DMHC SHP Interest Late Payments Audit ATA.xlsx	Claims Focus Regulatory ATA Sample	Monthly	Active		
QA-Claims	Claims Focus CA DMHC SHP Interest Late Payments Audit Extract.xlsx	Claims Focus Regulatory Preliminary Results	Monthly	Active		
QA-Claims	Claims Focus CA DMHC SHP PDR (CalViva) Audit ATA.xlsx	Claims Focus Regulatory ATA Sample	Monthly	Active		
QA-Claims	Claims Focus CA DMHC SHP PDR (CalViva) Audit Extract.xlsx	Claims Focus Regulatory Preliminary Results	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Claims	Claims Focus CA DMHC SHP PDR Audit ATA.xlsx	Claims Focus Regulatory ATA Sample	Monthly	Active		
QA-Claims	Claims Focus CA DMHC SHP PDR Audit Extract.xlsx	Claims Focus Regulatory Preliminary Results	Monthly	Active		
QA-Claims	Claims Focus CA DOI Commercial Interest Late Payments EPO PPO Audit ATA.xls	Claims Focus Regulatory ATA Sample	Monthly	Active		
QA-Claims	Claims Focus CA DOI Commercial Interest Late Payments EPO PPO Audit Extract.xls	Claims Focus Regulatory Preliminary Results	Monthly	Active		
QA-Claims	Claims Focus Duals Accuracy Trends (Product).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims Focus Duals Error Detail Payment.pdf	Claims QA Published Results Report	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Claims	Claims Focus Duals Error Detail Procedural.pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims Focus MCE-LIHP Accuracy Trends (Product).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims Focus MCE-LIHP Error Detail Payment.pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims Focus MCE-LIHP Error Detail Procedural.pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims Focus OR DOI Commercial Interest Late Payments Audit ATA.xls	Claims Focus Regulatory ATA Sample	Monthly	Active		
QA-Claims	Claims Focus OR DOI Commercial Interest Late Payments Audit Extract.xls	Claims Focus Regulatory Preliminary Results	Monthly	Active		
QA-Claims	Claims Focus Regulatory Accuracy	Claims QA Published Results Report	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
	Trends (Worksheet).pdf					
QA-Claims	Claims Focus Regulatory Error Detail (Worksheet).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims Focus WA DOI Commercial Interest Late Payments Audit ATA.xls	Claims Focus Regulatory ATA Sample	Monthly	Active		
QA-Claims	Claims Focus WA DOI Commercial Interest Late Payments Audit Extract.xls	Claims Focus Regulatory Preliminary Results	Monthly	Active		
QA-Claims	Claims PG Commercial Accuracy Trends (by Group).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims PG Commercial Accuracy Trends (by Group).pdf	Claims QA Published Results Report	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Claims	Claims PG Commercial Accuracy Trends (Processor).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims PG Commercial Audit Data Month.xlsx	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims PG Commercial Error Detail (Payment-by Group).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims PG Commercial Error Detail (Payment-Processor).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims PG Commercial Error Detail (Procedural-by Group).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims PG Commercial Error Detail (Procedural-Processor).pdf	Claims QA Published Results Report	Monthly	Active		
QA-Claims	Claims PG Commercial Onshore Offshore	Claims QA Published Results Report	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
	Health Net Supplier Data.xlsx					
QA-Claims	Claims Recon Report	Claims Recon Report	Weekly	Active		
QA-Claims	Control_2598_AZ_Metrics.pdf	BKB SOX Control Report	Yearly	Active		
QA-Claims	Control_2598_AZ_PBC_Screenshots.docx	BKB SOX Control Report	Yearly	Active		
QA-Claims	Control_2598_AZ_Population_Report.xlsx	BKB SOX Control Report	Yearly	Active		
QA-Claims	Control_2598_CA_Metrics.pdf	BKB SOX Control Report	Yearly	Active		
QA-Claims	Control_2598_CA_PBC_Screenshots.docx	BKB SOX Control Report	Yearly	Active		
QA-Claims	Control_2598_CA_Population_Report.xlsx	BKB SOX Control Report	Yearly	Active		
QA-Claims	Control_2598_OR_Metrics.pdf	BKB SOX Control Report	Yearly	Active		
QA-Claims	Control_2598_OR_PBC_Screenshots.docx	BKB SOX Control Report	Yearly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Claims	Control_2598_OR_Population_Report.xlsx	BKB SOX Control Report	Yearly	Active		
QA-Claims	Control_2608_Metrics.pdf	Dummy Authorization SOX Control Report	Yearly	Active		
QA-Claims	Control_2608_PBC_Screenshots.docx	Dummy Authorization SOX Control Report	Yearly	Active		
QA-Claims	Control_2608_Population_Report.xlsx	Dummy Authorization SOX Control Report	Yearly	Active		
QA-Claims	Control_2644_Metrics.pdf	Administrative Pay SOX Control Report	Yearly	Active		
QA-Claims	Control_2644_PBC_Screenshots.docx	Administrative Pay SOX Control Report	Yearly	Active		
QA-Claims	Control_2644_Population_Report.xlsx	Administrative Pay SOX Control Report	Yearly	Active		
QA-Claims	DMHC MCAL PDR CAL VIVA Letter Request.xlsx	Claims Focus Regulatory Preliminary Results	Monthly	Active		
QA-Claims	DMHC MCAL PDR Letter Request.xlsx	Claims Focus Regulatory Preliminary Results	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Claims	DMHC SHP Samples	Claims QA Sampling	Monthly	Active		
QA-Claims	Duals Samples	Claims QA Sampling	Weekly	Active		
QA-Claims	Dummy and Admin Quarterly Extract.xlsx	Sox ATA Sample	Quarterly	Active		
QA-Claims	Focus Admin Pay Samples	Claims QA Sampling	Monthly	Active		
QA-Claims	Focus AHCCCS Samples	Claims QA Sampling	Monthly	Active		
QA-Claims	Focus AT&T Samples	Claims QA Sampling	Monthly	Active		
QA-Claims	Focus Dummy Authorization Samples	Claims QA Sampling	Monthly	Active		
QA-Claims	Focus PPG Forward Samples	Claims QA Sampling	Monthly	Active		
QA-Claims	Health Net SOX - IPC Checklist_2550	SOX Requirement	Weekly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Claims	IPC Checklist Control 2598	BKB SOX Control Report	Monthly	Active		
QA-Claims	IPC Checklist Control 2608	Dummy Authorization SOX Control Report	Monthly	Active		
QA-Claims	IPC Checklist Control 2644	Administrative Pay SOX Control Report	Monthly	Active		
QA-Claims	IPC Screenshots 2551	SOX Requirement	Monthly	Active		
QA-Claims	MCE-LIHP Samples	Claims QA Sampling	Monthly	Active		
QA-Claims	MediCal Samples	Claims QA Sampling	Weekly	Active		
QA-Claims	MHN Claims BKB Audit Data	BkB Monthly Report	Monthly	Active		
QA-Claims	MHN Claims BkB Audit Error Data	BkB Preliminary Report	Weekly	Active		
QA-Claims	MHN Claims BkB Audit Error Data.xlsx	BkB Preliminary Report	Bi-Weekly	Active		
QA-Claims	MHN Claims BkB EX Accuracy	BkB Monthly Report	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
	Trends (Dashboard exclude NE)					
QA-Claims	MHN Claims BkB EX Accuracy Trends (Dashboard)	BkB Monthly Report	Monthly	Active		
QA-Claims	MHN Claims BkB EX Accuracy Trends (Group)	BkB Monthly Report	Monthly	Active		
QA-Claims	MHN Claims BkB EX Accuracy Trends (Processor)	BkB Monthly Report	Monthly	Active		
QA-Claims	MHN Claims BkB EX Supplier Accuracy Trends (Group)	BkB Monthly Report	Monthly	Active		
QA-Claims	MHN Claims BkB EX Supplier Accuracy Trends (Processor)	BkB Monthly Report	Monthly	Active		
QA-Claims	MHN Claims BKB EX Supplier Audit Data	BkB Monthly Report	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Claims	MHN Claims BKB EX Supplier Error Trends (Group)	BkB Monthly Report	Monthly	Active		
QA-Claims	MHN Claims BKB EX Supplier Error Trends (Processor)	BkB Monthly Report	Monthly	Active		
QA-Claims	MHN Claims BKB EX Error Detail (Payment - Processor)	BkB Monthly Report	Monthly	Active		
QA-Claims	MHN Claims BKB EX Error Detail (Payment)	BkB Monthly Report	Monthly	Active		
QA-Claims	MHN Claims BKB EX Error Detail (Procedural - Processor)	BkB Monthly Report	Monthly	Active		
QA-Claims	MHN Claims BKB EX Error Detail (Procedural)	BkB Monthly Report	Monthly	Active		
QA-Claims	MHN Claims BKB EX Error Trends (Group)	BkB Monthly Report	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Claims	MHN Claims BKB EX Error Trends (Processor)	BkB Monthly Report	Monthly	Active		
QA-Claims	MHN Claims BKB EX Error Trends (Top 10)	BkB Monthly Report	Monthly	Active		
QA-Claims	MHN Claims BkB SOX Accuracy Trends (Group)	BkB Monthly Report	Monthly	Active		
QA-Claims	MHN Claims BkB SOX Accuracy Trends (Processor)	BkB Monthly Report	Monthly	Active		
QA-Claims	MHN Claims BKB SOX Error Detail (Payment - Processor)	BkB Monthly Report	Monthly	Active		
QA-Claims	MHN Claims BKB SOX Error Detail (Payment)	BkB Monthly Report	Monthly	Active		
QA-Claims	MHN Claims BKB SOX Error Detail (Procedural - Processor)	BkB Monthly Report	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Claims	MHN Claims BKB SOX Error Detail (Procedural)	BkB Monthly Report	Monthly	Active		
QA-Claims	MHN Claims BKB SOX Error Trends (Group)	BkB Monthly Report	Monthly	Active		
QA-Claims	MHN Claims BKB SOX Error Trends (Processor)	BkB Monthly Report	Monthly	Active		
QA-Claims	MHN Claims BKB SOX Error Trends (Top 10)	BkB Monthly Report	Monthly	Active		
QA-Claims	MHN Claims EX Accuracy Data (Month-Group)	BkB Preliminary Report	Weekly	Active		
QA-Claims	MHN Claims EX Accuracy Data (Month-Processor)	BkB Preliminary Report	Weekly	Active		
QA-Claims	MHN Claims EX Accuracy Data Month (Medicaid Expansion-Duals)	BkB Monthly Report	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Claims	MHN Claims EX Accuracy Data YTD (Group)	BkB Preliminary Report	Weekly	Active		
QA-Claims	MHN Claims EX Accuracy Data YTD (Group)	BkB Monthly Report	Monthly	Active		
QA-Claims	MHN Claims EX Accuracy Data YTD (Medicaid Expansion-Duals)	BkB Monthly Report	Monthly	Active		
QA-Claims	MHN Claims EX Accuracy Data YTD (Processor)	BkB Monthly Report	Monthly	Active		
QA-Claims	MHN Claims EX Accuracy Data YTD (Processor)	BkB Preliminary Report	Weekly	Active		
QA-Claims	MHN Claims EX Audit Error Data	BkB Preliminary Report	Weekly	Active		
QA-Claims	MHN Claims EX Preliminary Accuracy Data (Group)	BkB Preliminary Report	Bi-Weekly	Active		
QA-Claims	MHN Claims EX Preliminary Accuracy Data	BkB Preliminary Report	Weekly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
	(Group)					
QA-Claims	MHN Claims EX Preliminary Accuracy Data (Processor)	BkB Preliminary Report	Bi-Weekly	Active		
QA-Claims	MHN Claims EX Preliminary Accuracy Data (Processor)	BkB Preliminary Report	Weekly	Active		
QA-Claims	MHN Claims SOX Accuracy Data (Month-Group)	BkB Preliminary Report	Weekly	Active		
QA-Claims	MHN Claims SOX Accuracy Data (Month-Processor)	BkB Preliminary Report	Weekly	Active		
QA-Claims	MHN Claims SOX Accuracy Data YTD (Group)	BkB Preliminary Report	Weekly	Active		
QA-Claims	MHN Claims SOX Accuracy Data YTD (Processor)	BkB Preliminary Report	Weekly	Active		
QA-Claims	MHN Claims SOX Audit Error Data	BkB Preliminary Report	Weekly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Claims	MHN Claims SOX Preliminary Accuracy Data (Group)	BkB Preliminary Report	Bi-Weekly	Active		
QA-Claims	MHN Claims SOX Preliminary Accuracy Data (Processor)	BkB Preliminary Report	Bi-Weekly	Active		
QA-Claims	MHN Claims Weekly sample	BkB Audit Sample	Weekly	Active		
QA-Claims	OR - Part C Non-Par Provider Appeals_Dispute_Dismissals Audit (PDRs) June2014_samples.xslsx	Claims QA Sampling	Monthly	Active		
QA-Claims	Total EX Claims Audited by Examiner	BkB Preliminary Report	Weekly	Active		
QA-Claims	Total EX Claims Audited by Group	BkB Preliminary Report	Weekly	Active		
QA-Configuration	2182.Develop and Maintain Benefits.Metrics	SOX Requirement	Yearly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Configuration	2182.Develop and Maintain Benefits.Population Report	SOX Requirement	Yearly	Active		
QA-Configuration	2182.Develop and Maintain Benefits.Sample	SOX Requirement	Yearly	Active		
QA-Configuration	2182.Develop and Maintain Benefits.Screenshots	SOX Requirement	Yearly	Active		
QA-Configuration	2195.Develop and Maintain Benefits.Metrics	SOX Requirement	Yearly	Active		
QA-Configuration	2195.Develop and Maintain Benefits.Population Report	SOX Requirement	Yearly	Active		
QA-Configuration	2195.Develop and Maintain Benefits.Screenshots	SOX Requirement	Yearly	Active		
QA-Configuration	3853.Manage Provider Master Files.Metrics	SOX Requirement	Yearly	Active		
QA-Configuration	3853.Manage Provider Master Files.Populatio	SOX Requirement	Yearly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
	n Report					
QA-Configuration	3853.Manage Provider Master Files.Sample	SOX Requirement	Yearly	Active		
QA-Configuration	3853.Manage Provider Master Files.Screenshots	SOX Requirement	Yearly	Active		
QA-Configuration	ACA SBC Weekly sample	BkB Audit Sample	Weekly	Active		
QA-Configuration	ACA Summary of Benefits and Coverage BKB Accuracy Trends (State)	BkB Monthly Report	Monthly	Active		
QA-Configuration	ACA Summary of Benefits and Coverage BKB Error Detail (State)	BkB Monthly Report	Monthly	Active		
QA-Configuration	ACA Summary of Benefits and Coverage BKB Error Trends (State)	BkB Monthly Report	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Configuration	Benefit Claims sample	BkB Audit Sample	Monthly	Active		
QA-Configuration	Benefit Configuration BkB Claims Accuracy Trends (State)	BkB Monthly Report	Monthly	Active		
QA-Configuration	Benefit Configuration BkB Claims Error Detail (State)	BkB Monthly Report	Monthly	Active		
QA-Configuration	Benefit Configuration BkB Claims Error Trends (State)	BkB Monthly Report	Monthly	Active		
QA-Configuration	Benefit Configuration BkB Load Accuracy Trends (State)	BkB Monthly Report	Monthly	Active		
QA-Configuration	Benefit Configuration BkB Load Error Detail (State)	BkB Monthly Report	Monthly	Active		
QA-Configuration	Benefit Configuration BkB Load Error Trends (State)	BkB Monthly Report	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Configuration	Benefit Load Sample	BkB Audit Sample	Monthly	Active		
QA-Configuration	Contract Claims sample	BkB Audit Sample	Monthly	Active		
QA-Configuration	Contract Configuration BkB Claims Accuracy Trends (State)	BkB Monthly Report	Monthly	Active		
QA-Configuration	Contract Configuration BkB Claims Error Detail (State)	BkB Monthly Report	Monthly	Active		
QA-Configuration	Contract Configuration BkB Claims Error Trends (State)	BkB Monthly Report	Monthly	Active		
QA-Configuration	Contract Configuration BkB Load Accuracy Trends (State)	BkB Monthly Report	Monthly	Active		
QA-Configuration	Contract Configuration BkB Load Error Detail (State)	BkB Monthly Report	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Configuration	Contract Configuration BkB Load Error Trends (State)	BkB Monthly Report	Monthly	Active		
QA-Configuration	Contract Load Sample	BkB Audit Sample	Monthly	Active		
QA-Configuration	CR-SAP Errors	Monthly Dashboard/Extract	Monthly	Active		
QA-Configuration	DOFR Configuration BkB Load Accuracy Trend (State)	BkB Monthly Report	Monthly	Active		
QA-Configuration	DOFR Configuration BkB Load Error Detail (State)	BkB Monthly Report	Monthly	Active		
QA-Configuration	DOFR Configuration BkB Load Error Trends (State)	BkB Monthly Report	Monthly	Active		
QA-Configuration	DOFR sample	BkB Audit Sample	Monthly	Active		
QA-Configuration	Health Net SOX - IPC Checklist_2182	SOX Requirement	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Configuration	Health Net SOX - IPC Checklist_2195	SOX Requirement	Monthly	Active		
QA-Configuration	Health Net SOX - IPC Checklist_3853	SOX Requirement	Monthly	Active		
QA-Configuration	Metrics	Monthly Dashboard/Extract	Monthly	Active		
QA-Configuration	MHN Accounting sample	BkB Audit Sample	Monthly	Active		
QA-Configuration	MHN Benefit Load sample	BkB Audit Sample	Monthly	Active		
QA-Configuration	MHN Configuration Accuracy Trends (LOB-Region-Work Type)	BkB Monthly Report	Monthly	Active		
QA-Configuration	MHN Configuration Accuracy Trends (Processor)	BkB Monthly Report	Monthly	Active		
QA-Configuration	MHN Configuration Audit Accuracy	BkB Monthly Report	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Configuration	MHN Configuration Error Trends (Region-Work Type)	BkB Monthly Report	Monthly	Active		
QA-Configuration	MHN Group Load sample	BkB Audit Sample	Monthly	Active		
QA-Configuration	PMR Data - Configuration BkB Universe Counts	Monthly Dashboard/Extract	Monthly	Active		
QA-Configuration	Provider AST Weekly sample	BkB Audit Sample	Weekly	Active		
QA-Configuration	Provider Config Focus Sample	Focus Audit Sample	Weekly	Active		
QA-Configuration	Provider Config Results Extract	Monthly Dashboard/Extract	Monthly	Active		
QA-Configuration	Provider Configuration BkB Accuracy Trends (Processor)	BkB Monthly Report	Monthly	Active		
QA-Configuration	Provider Configuration BkB Accuracy Trends (State)	BkB Monthly Report	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Configuration	Provider Configuration BkB Error Detail (Processor)	BkB Monthly Report	Monthly	Active		
QA-Configuration	Provider Configuration BkB Error Detail (State)	BkB Monthly Report	Monthly	Active		
QA-Configuration	Provider Configuration BkB Error Trends (Processor)	BkB Monthly Report	Monthly	Active		
QA-Configuration	Provider Configuration BkB Error Trends (State)	BkB Monthly Report	Monthly	Active		
QA-Configuration	Provider Configuration BkB Preliminary Accuracy Trends (Processor)	BkB Preliminary Report	Weekly	Active		
QA-Configuration	Provider Configuration BkB Preliminary Error Detail (Processor)	BkB Preliminary Report	Weekly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Configuration	Provider Configuration BkB Preliminary Error Trends (Processor)	BkB Preliminary Report	Weekly	Active		
QA-Configuration	Provider Configuration Focus Accuracy Trends (Worksheet)	BkB Monthly Report	Monthly	Active		
QA-Configuration	Provider Configuration Focus Error Detail (Worksheet)	BkB Monthly Report	Monthly	Active		
QA-Configuration	Provider Configuration Focus Error Trends (Worksheet)	BkB Monthly Report	Monthly	Active		
QA-Configuration	Provider Configuration Focus Preliminary Accuracy Trends (Worksheet)	Focus Preliminary Report	Weekly	Active		
QA-Configuration	Provider Configuration Focus Preliminary	Focus Preliminary Report	Weekly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
	Error Detail (Worksheet)					
QA-Configuration	Provider Configuration Focus Preliminary Error Trends (Worksheet)	Focus Preliminary Report	Weekly	Active		
QA-Contact Center	1st call resolution (Broker/Employer)-AZ	Tracks the percentage of calls being resolved on the first call	Monthly	Active		
QA-Contact Center	1st call resolution (Broker/Employer)-CA	Tracks the percentage of calls being resolved on the first call	Monthly	Active		
QA-Contact Center	1st call resolution (Broker/Employer)-OR	Tracks the percentage of calls being resolved on the first call	Monthly	Active		
QA-Contact Center	1st call resolution (Member)-AZ (PG)	Tracks the percentage of calls being resolved on the first call	Monthly	Active		
QA-Contact Center	1st call resolution (Member)-CA (PG)	Tracks the percentage of calls being resolved on the first call.	Monthly	Active		
QA-Contact Center	1st call resolution (Member)-OR	Tracks the percentage of calls being resolved on the first call	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
	(PG)					
QA-Contact Center	1st call resolution (Provider)-AZ	Tracks the percentage of calls being resolved on the first call	Monthly	Active		
QA-Contact Center	1st call resolution (Provider)-CA	Tracks the percentage of calls being resolved on the first call	Monthly	Active		
QA-Contact Center	1st call resolution (Provider)-OR	Tracks the percentage of calls being resolved on the first call	Monthly	Active		
QA-Contact Center	CA-AZ-OR NCQA	Report provides the detail of when incorrect benefit information was provided to the member	Monthly	Active		
QA-Contact Center	Contact Center BkB Correspondence Commercial Accuracy Trends (Category-State)	Contact Center Correspondence Commercial Accuracy scores by category (Supplier & Health Net) and state.	Monthly	Active		
QA-Contact Center	Contact Center BKB Correspondence Commercial Audit	Contact Center Correspondence Commercial Preliminary Audit Data extract of the months audits.	Monthly	Active		
QA-Contact Center	Contact Center BkB Correspondence Commercial	Contact Center Correspondence Commercial Supplier Accuracy scores by Supplier associates.	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
	Supplier Accuracy Trends (Processor)					
QA-Contact Center	Contact Center BkB Correspondence Commercial Supplier Error Detail (State-Supervisor)	Contact Center Correspondence Commercial Supplier Error Detail report provides monthly errors and comments.	Monthly	Active		
QA-Contact Center	Contact Center BkB Correspondence Commercial Supplier Error Trends (State)	Contact Center Correspondence Commercial Supplier Error Trends report provides yearly Supplier error counts.	Monthly	Active		
QA-Contact Center	Contact Center BkB Correspondence Commercial Health Net Accuracy Trends (Processor)	Contact Center Correspondence Commercial Health Net Accuracy scores by Health Net associates.	Monthly	Active		
QA-Contact Center	Contact Center BkB Correspondence Commercial Health Net Error Detail (State-Supervisor)	Contact Center Correspondence Health Net Error Detail report provides monthly errors and comments.	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Contact Center	Contact Center BkB Correspondence Commercial Health Net Error Trends (State)	Contact Center Correspondence Health Net Error Trends report provides yearly Health Net error counts.	Monthly	Active		
QA-Contact Center	Contact Center BKB Correspondence Commercial Preliminary Accuracy Trends (Category-State)	Contact Center Correspondence Commercial Preliminary Accuracy scores by category (Supplier & Health Net) and state.	Weekly	Active		
QA-Contact Center	Contact Center BKB Correspondence Commercial Preliminary Audit Data.xls	Contact Center Correspondence Commercial Preliminary Audit Data extract of the months audits.	Weekly	Active		
QA-Contact Center	Contact Center BKB Correspondence Commercial Preliminary Supplier Accuracy Trends (Processor)	Contact Center Correspondence Commercial Preliminary Supplier Accuracy scores by Supplier associates.	Weekly	Active		
QA-Contact Center	Contact Center BKB Correspondenc	Contact Center Correspondence Commercial Supplier Preliminary Error Detail report provides monthly errors and comments.	Weekly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
	e Commercial Preliminary Supplier Error Detail (State-Supervisor)					
QA-Contact Center	Contact Center BKB Correspondence Commercial Preliminary Supplier Error Trends (State)	Contact Center Correspondence Commercial Supplier Preliminary Error Trends report provides yearly Supplier error counts.	Weekly	Active		
QA-Contact Center	Contact Center BKB Correspondence Commercial Preliminary Health Net Accuracy Trends (Processor)	Contact Center Correspondence Commercial Preliminary Health Net Accuracy scores by Health Net associates.	Weekly	Active		
QA-Contact Center	Contact Center BKB Correspondence Commercial Preliminary Health Net Error Detail (State-Supervisor)	Contact Center Correspondence Health Net Preliminary Error Detail report provides monthly errors and comments.	Weekly	Active		
QA-Contact Center	Contact Center BKB Correspondence Commercial	Contact Center Correspondence Health Net Preliminary Error Trends report provides yearly Health Net error counts.	Weekly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
	Preliminary Health Net Error Trends (State)					
QA-Contact Center	Contact Center BkB Correspondence SHP Accuracy Trends (Category)	Contact Center Correspondence SHP Accuracy scores.	Monthly	Active		
QA-Contact Center	Contact Center BKB Correspondence SHP Audit Data	Contact Center Correspondence SHP Audit Data extract of the months audits.	Monthly	Active		
QA-Contact Center	Contact Center BkB Correspondence SHP Supplier Accuracy Trends (Processor)	Contact Center Correspondence SHP Supplier Accuracy scores by Supplier associates.	Monthly	Active		
QA-Contact Center	Contact Center BkB Correspondence SHP Supplier Error Detail (State-Supervisor)	Contact Center Correspondence SHP Supplier Error Detail report provides monthly errors and comments.	Monthly	Active		
QA-Contact Center	Contact Center BkB Correspondence SHP Supplier	Contact Center Correspondence SHP Supplier Error Trends report provides yearly Supplier error counts.	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
	Error Trends (State)					
QA-Contact Center	Contact Center BKB Correspondence SHP Preliminary Accuracy Trends (Category)	Contact Center Correspondence SHP Preliminary Accuracy scores.	Weekly	Active		
QA-Contact Center	Contact Center BKB Correspondence SHP Preliminary Audit Data.xls	Contact Center Correspondence SHP Preliminary Audit Data extract of the months audits.	Weekly	Active		
QA-Contact Center	Contact Center BKB Correspondence SHP Preliminary Supplier Accuracy Trends (Processor)	Contact Center Correspondence SHP Preliminary Supplier Accuracy scores by Supplier associates.	Weekly	Active		
QA-Contact Center	Contact Center BKB Correspondence SHP Preliminary Supplier Error Detail (State-Supervisor)	Contact Center Correspondence SHP Supplier Preliminary Error Detail report provides monthly errors and comments.	Weekly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Contact Center	Contact Center BKB Correspondence SHP Preliminary Supplier Error Trends (State)	Contact Center Correspondence SHP Supplier Preliminary Error Trends report provides yearly Supplier error counts.	Weekly	Active		
QA-Contact Center	Contact Center Correspondence Commercial Sample	Contact Center Correspondence Commercial transactions (Drawn Documents)	Monthly	Active		
QA-Contact Center	Contact Center Correspondence SHP Sample	Contact Center Correspondence SHP transactions	Monthly	Active		
QA-Contact Center	Counts N Scores Monthly (All)	QA results and audit counts by associate for all LOB including vendors	Monthly	Active		
QA-Contact Center	Counts N Scores Monthly (Health Net)	QA results and audit counts by associate for Health Net	Monthly	Active		
QA-Contact Center	Counts N Scores Monthly (TP)	QA results and audit counts by associate for TP	Monthly	Active		
QA-Contact Center	CVS-PGU Reporting Trends	QA results by associate including overall results - raw data	Monthly	Active		
QA-Contact Center	LOB by Month	QA Results for all LOB's by month	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Contact Center	MHN Quality Assurance results	QA results by associate including overall results for the LOB	Monthly	Active		
QA-Contact Center	OR Medicare NCQA	Report provides the detail of when incorrect benefit information was provided to the member	Monthly	Active		
QA-Contact Center	Performance Group and CVS Quality Assurance results	QA results by associate including overall results	Monthly	Active		
QA-Contact Center	Performance Standards	Detailed breakdown of the QA results for each PCSE audit scoring component	Monthly	Active		
QA-Contact Center	Quality (Employer/Broker)-AZ	The average score of all quality monitors performed during the month	Monthly	Active		
QA-Contact Center	Quality (Employer/Broker)-CA	The average score of all quality monitors performed during the month	Monthly	Active		
QA-Contact Center	Quality (Employer/Broker)-OR	The average score of all quality monitors performed during the month	Monthly	Active		
QA-Contact Center	Quality (Member/Provider)-AZ (PG)	The average score of all quality monitors performed during the month	Monthly	Active		
QA-Contact Center	Quality (Member/Provider)-CA (PG)	The average score of all quality monitors performed during the month	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Contact Center	Quality (Member/Provider)-OR (PG)	The average score of all quality monitors performed during the month	Monthly	Active		
QA-Contact Center	Quality Assurance reports by Supervisor	Provide QA results to Supervisors who are not able to access the Database	Weekly	Active		
QA-Contact Center	Quality MHN	The average score of all quality monitors performed during the month	Monthly	Active		
QA-Contact Center	Quality Score	The average score of all quality monitors performed during the month	Monthly	Active		
QA-Contact Center	Sykes Focus Audits Report	Provide daily results of the focus audits including an overview of the results	Daily	Active		
QA-Contact Center	TP ACA Audit Coaching Log	Create and review report to identify gaps/opportunities in coaching provided	Daily	Active		
QA-Contact Center	TP Focus Audits Report	Provide daily results of the focus audits including an overview of the results	Daily	Active		
QA-Contact Center	TP Focus Audits Trending Report	Provides the trends of the opportunities and coaching provided to the associate	Daily	Active		
QA-Contact Center	TP HIPAA Violations Report	Provides the violations for the day and date coaching provided	Daily	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Medicare	A&G CMS AZ Marketing Universe 2014_07	Marketing Audit - A&G all AZ universes	Monthly	Active		
QA-Medicare	A&G CMS CA Marketing Universe 2014_07	Marketing Audit - A&G all CA universes	Monthly	Active		
QA-Medicare	A&G CMS Internal Audit Summary.xlsx	CMS Element scores - A&G	Monthly	Active		
QA-Medicare	A&G CMS IRE Marketing Universe 2014_07	Marketing Audit - A&G all IRE universes	Monthly	Active		
QA-Medicare	A&G CMS OR Marketing Universe 2014_07	Marketing Audit - A&G all OR universes	Monthly	Active		
QA-Medicare	A&G CMS WR Marketing Universe 2014_07	Marketing Audit - A&G all WR universes	Monthly	Active		
QA-Medicare	Claims CMS AZ Marketing Universe 2014_07	Marketing Audit - Claims all AZ universes	Monthly	Active		
QA-Medicare	Claims CMS CA Marketing Universe 2014_07	Marketing Audit - Claims all CA universes	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Medicare	Claims CMS Internal Audit Summary.xlsx	CMS Element scores - Claims	Monthly	Active		
QA-Medicare	Claims CMS OR Marketing Universe 2014_07	Marketing Audit - Claims all OR universes	Monthly	Active		
QA-Medicare	CMS Internal Audit Summary.xlsx	CMS Element scores - A&G, Claims & Membership	Monthly	Active		
QA-Medicare	CMS Metrics ABS.xlsx	Failed Elements with Finding and CAP's	Monthly	Active		
QA-Medicare	CMS Metrics MC400.xlsx	Failed Elements with Finding and CAP's	Monthly	Active		
QA-Medicare	CMS Metrics PDP.xlsx	Failed Elements with Finding and CAP's	Monthly	Active		
QA-Medicare	EDR_Submission_TEMPLATE_Data AbrahamG.xlsx	PMR - Commercial, Medicare, SHP & Duals metrics	Monthly	Active		
QA-Medicare	Internal Audit Report MA and Part Claims.xlsx	CMS Findings - sent to Claims for CAP's	Monthly	Active		
QA-Medicare	Internal Audit Report MA and Part D A&G (Audit	CMS Final report sent to compliance	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
	Findings).pdf					
QA-Medicare	Internal Audit Report MA and Part D A&G (Elements).pdf	CMS Final report sent to compliance	Monthly	Active		
QA-Medicare	Internal Audit Report MA and Part D A&G.xlsx	CMS Findings - sent to A&G for CAP's	Monthly	Active		
QA-Medicare	Internal Audit Report MA and Part D Claims (Audit Findings).pdf	CMS Final report sent to compliance	Monthly	Active		
QA-Medicare	Internal Audit Report MA and Part D Claims (Elements).pdf	CMS Final report sent to compliance	Monthly	Active		
QA-Medicare	Internal Audit Report MA and Part D Membership (Audit Findings).pdf	CMS Final report sent to compliance	Monthly	Active		
QA-Medicare	Internal Audit Report MA and Part D Membership (Elements).pdf	CMS Final report sent to compliance	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Medicare	Internal Audit Report MA and Part Membership.xlsx	CMS Findings - sent to Membership for CAP's	Monthly	Active		
QA-Medicare	Membership CMS AZ Marketing Universe 2014_07	Marketing Audit - Membership all AZ universes	Monthly	Active		
QA-Medicare	Membership CMS CA Marketing Universe 2014_07	Marketing Audit - Membership all CA universes	Monthly	Active		
QA-Medicare	Membership CMS Internal Audit Summary.xlsx	CMS Element scores - Membership	Monthly	Active		
QA-Medicare	Membership CMS OR Marketing Universe 2014_07	Marketing Audit - Membership all OR universes	Monthly	Active		
QA-Medicare	Prelim - Internal Audit Report MA and Part Claims.xlsx	CMS Prelim / Recon sent to the QA audit team when audit is complete	Monthly	Active		
QA-Medicare	Prelim - Internal Audit Report MA and Part D	CMS Prelim / Recon sent to the QA audit team when audit is complete	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
	A&G.xlsx					
QA-Medicare	Prelim - Internal Audit Report MA and Part Membership.xlsx	CMS Prelim / Recon sent to the QA audit team when audit is complete	Monthly	Active		
QA-Medicare	WS_AZ Claims_Universe Denied - Sample.xlsx	CMS Claims sample from universe received from Claims	Monthly	Active		
QA-Medicare	WS_AZ Claims_Universe Paid - Sample.xlsx	CMS Claims sample from universe received from Claims	Monthly	Active		
QA-Medicare	WS_Calif_ Claims_Universe Denied - Sample.xlsx	CMS Claims sample from universe received from Claims	Monthly	Active		
QA-Medicare	WS_Calif_ Claims_Universe Paid - Sample.xlsx	CMS Claims sample from universe received from Claims	Monthly	Active		
QA-Medicare	WS_DNR1 June Processing - Sample.xlsx	CMS Membership sample from universe received from Membership	Monthly	Active		
QA-Medicare	WS_DNR1 Worksheet.xlsx	Completed Audit db extract - Membership	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Medicare	WS_DNR2 June Processing - Sample.xlsx	CMS Membership sample from universe received from Membership	Monthly	Active		
QA-Medicare	WS_DNR2 Worksheet.xlsx	Completed Audit db extract - Membership	Monthly	Active		
QA-Medicare	WS_DNR3 June Processing - Sample.xlsx	CMS Membership sample from universe received from Membership	Monthly	Active		
QA-Medicare	WS_DNR4 June Processing - Sample.xlsx	CMS Membership sample from universe received from Membership	Monthly	Active		
QA-Medicare	WS_DNR4 Worksheet.xlsx	Completed Audit db extract - Membership	Monthly	Active		
QA-Medicare	WS_DNR5 June Processing - Sample.xlsx	CMS Membership sample from universe received from Membership	Monthly	Active		
QA-Medicare	WS_DNR5 Worksheet.xlsx	Completed Audit db extract - Membership	Monthly	Active		
QA-Medicare	WS_ENR1 June Processing - Sample.xlsx	CMS Membership sample from universe received from Membership	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Medicare	WS_ENR1 Worksheet.xlsx	Completed Audit db extract - Membership	Monthly	Active		
QA-Medicare	WS_ENR10 June Processing - Sample.xlsx	CMS Membership sample from universe received from Membership	Monthly	Active		
QA-Medicare	WS_ENR2 June Processing - Sample.xlsx	CMS Membership sample from universe received from Membership	Monthly	Active		
QA-Medicare	WS_ENR2 Worksheet.xlsx	Completed Audit db extract - Membership	Monthly	Active		
QA-Medicare	WS_ENR3 June Processing - Sample.xlsx	CMS Membership sample from universe received from Membership	Monthly	Active		
QA-Medicare	WS_ENR4 June Processing - Sample.xlsx	CMS Membership sample from universe received from Membership	Monthly	Active		
QA-Medicare	WS_ENR6 June Processing - Sample.xlsx	CMS Membership sample from universe received from Membership	Monthly	Active		
QA-Medicare	WS_ENR6 Worksheet.xlsx	Completed Audit db extract - Membership	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Medicare	WS_ENR8 June Processing - Sample.xlsx	CMS Membership sample from universe received from Membership	Monthly	Active		
QA-Medicare	WS_ENR8 Worksheet.xlsx	Completed Audit db extract - Membership	Monthly	Active		
QA-Medicare	WS_ENR9 June Processing - Sample.xlsx	CMS Membership sample from universe received from Membership	Monthly	Active		
QA-Medicare	WS_GV1_D_ HNAZ - Sample.xlsx	CMS A&G sample from universe received from A&G	Monthly	Active		
QA-Medicare	WS_GV1_D_ HNAZ Worksheet.xlsx	Completed Audit db extract - A&G	Monthly	Active		
QA-Medicare	WS_GV1_D_ WR - Sample.xlsx	CMS A&G sample from universe received from A&G	Monthly	Active		
QA-Medicare	WS_GV1_D_ WR Worksheet.xlsx	Completed Audit db extract - A&G	Monthly	Active		
QA-Medicare	WS_GV1_HN AZ - Sample.xlsx	CMS A&G sample from universe received from A&G	Monthly	Active		
QA-Medicare	WS_GV1_HN AZ Worksheet.xlsx	Completed Audit db extract - A&G	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Medicare	WS_GV1_HN CA - Sample.xlsx	CMS A&G sample from universe received from A&G	Monthly	Active		
QA-Medicare	WS_GV1_HN CA Worksheet.xlsx	Completed Audit db extract - A&G	Monthly	Active		
QA-Medicare	WS_GV1_HN OR - Sample.xlsx	CMS A&G sample from universe received from A&G	Monthly	Active		
QA-Medicare	WS_GV1_HN OR Worksheet.xlsx	Completed Audit db extract - A&G	Monthly	Active		
QA-Medicare	WS_IRE1 - Sample.xlsx	CMS A&G sample from universe received from A&G	Monthly	Active		
QA-Medicare	WS_IRE1 Worksheet.xlsx	Completed Audit db extract - A&G	Monthly	Active		
QA-Medicare	WS_IRE1_D - Sample.xlsx	CMS A&G sample from universe received from A&G	Monthly	Active		
QA-Medicare	WS_IRE1_D Worksheet.xlsx	Completed Audit db extract - A&G	Monthly	Active		
QA-Medicare	WS_IRE2 - Sample.xlsx	CMS A&G sample from universe received from A&G	Monthly	Active		
QA-Medicare	WS_IRE2 - Sample.xlsx	CMS A&G sample from universe received from A&G	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Medicare	WS_IRE2 Worksheet.xlsx	Completed Audit db extract - A&G	Monthly	Active		
QA-Medicare	WS_IRE2 Worksheet.xlsx	Completed Audit db extract - A&G	Monthly	Active		
QA-Medicare	WS_IRE3 - Sample.xlsx	CMS A&G sample from universe received from A&G	Monthly	Active		
QA-Medicare	WS_IRE3 Worksheet.xlsx	Completed Audit db extract - A&G	Monthly	Active		
QA-Medicare	WS_IRE3_D - Sample.xlsx	CMS A&G sample from universe received from A&G	Monthly	Active		
QA-Medicare	WS_IRE3_D Worksheet.xlsx	Completed Audit db extract - A&G	Monthly	Active		
QA-Medicare	WS_LEP1 Worksheet.xlsx	Completed Audit db extract - Membership	Monthly	Active		
QA-Medicare	WS_LEP1A June Processing - Sample.xlsx	CMS Membership sample from universe received from Membership	Monthly	Active		
QA-Medicare	WS_LEP1B June Processing - Sample.xlsx	CMS Membership sample from universe received from Membership	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Medicare	WS_LEP2 June Processing - Sample.xlsx	CMS Membership sample from universe received from Membership	Monthly	Active		
QA-Medicare	WS_LEP2 Worksheet.xlsx	Completed Audit db extract - Membership	Monthly	Active		
QA-Medicare	WS_OR Claims_Universe Denied - Sample.xlsx	CMS Claims sample from universe received from Claims	Monthly	Active		
QA-Medicare	WS_OR Claims_Universe Paid - Sample.xlsx	CMS Claims sample from universe received from Claims	Monthly	Active		
QA-Medicare	WS_PRM1 June Processing - Sample.xlsx	CMS Membership sample from universe received from Membership	Monthly	Active		
QA-Medicare	WS_PRM1 Worksheet.xlsx	Completed Audit db extract - Membership	Monthly	Active		
QA-Medicare	WS_RC1_HN AZ - Sample.xlsx	CMS A&G sample from universe received from A&G	Monthly	Active		
QA-Medicare	WS_RC1_HN AZ Worksheet.xlsx	Completed Audit db extract - A&G	Monthly	Active		
QA-Medicare	WS_RC2_HN AZ - Sample.xlsx	CMS A&G sample from universe received from A&G	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Medicare	WS_RC2_HN AZ Worksheet.xlsx	Completed Audit db extract - A&G	Monthly	Active		
QA-Medicare	WS_RC2_HN CA - Sample.xlsx	CMS A&G sample from universe received from A&G	Monthly	Active		
QA-Medicare	WS_RC2_HN CA Worksheet.xlsx	Completed Audit db extract - A&G	Monthly	Active		
QA-Medicare	WS_RC2_HN OR - Sample.xlsx	CMS A&G sample from universe received from A&G	Monthly	Active		
QA-Medicare	WS_RC2_HN OR Worksheet.xlsx	Completed Audit db extract - A&G	Monthly	Active		
QA-Medicare	WS_RE1_D_H NAZ - Sample.xlsx	CMS A&G sample from universe received from A&G	Monthly	Active		
QA-Medicare	WS_RE1_D_H NAZ Worksheet.xlsx	Completed Audit db extract - A&G	Monthly	Active		
QA-Medicare	WS_RE1_D_ WR - Sample.xlsx	CMS A&G sample from universe received from A&G	Monthly	Active		
QA-Medicare	WS_RE1_D_ WR Worksheet.xlsx	Completed Audit db extract - A&G	Monthly	Active		
QA-Medicare	WS_RE2_D_H NAZ - Sample.xlsx	CMS A&G sample from universe received from A&G	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Medicare	WS_RE2_D_HNAZ Worksheet.xlsx	Completed Audit db extract - A&G	Monthly	Active		
QA-Medicare	WS_RE2_D_WR - Sample.xlsx	CMS A&G sample from universe received from A&G	Monthly	Active		
QA-Medicare	WS_RE2_D_WR Worksheet.xlsx	Completed Audit db extract - A&G	Monthly	Active		
QA-Medicare	WS_RE3_D_HNAZ - Sample.xlsx	CMS A&G sample from universe received from A&G	Monthly	Active		
QA-Medicare	WS_RE3_D_HNAZ Worksheet.xlsx	Completed Audit db extract - A&G	Monthly	Active		
QA-Medicare	WS_RE3_D_WR - Sample.xlsx	CMS A&G sample from universe received from A&G	Monthly	Active		
QA-Medicare	WS_RE3_D_WR Worksheet.xlsx	Completed Audit db extract - A&G	Monthly	Active		
QA-Medicare	WS_RP1_HNAZ - Sample.xlsx	CMS A&G sample from universe received from A&G	Monthly	Active		
QA-Medicare	WS_RP1_HNAZ Worksheet.xlsx	Completed Audit db extract - A&G	Monthly	Active		
QA-Medicare	WS_RP1_HNCA - Sample.xlsx	CMS A&G sample from universe received from A&G	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Medicare	WS_RP1_HNCA Worksheet.xlsx	Completed Audit db extract - A&G	Monthly	Active		
QA-Medicare	WS_RP1_HNOR - Sample.xlsx	CMS A&G sample from universe received from A&G	Monthly	Active		
QA-Medicare	WS_RP1_HNOR Worksheet.xlsx	Completed Audit db extract - A&G	Monthly	Active		
QA-Medicare	WS_RP2_HNAZ - Sample.xlsx	CMS A&G sample from universe received from A&G	Monthly	Active		
QA-Medicare	WS_RP2_HNAZ Worksheet.xlsx	Completed Audit db extract - A&G	Monthly	Active		
QA-Medicare	WS_RP2_HNOR - Sample.xlsx	CMS A&G sample from universe received from A&G	Monthly	Active		
QA-Medicare	WS_RP2_HNOR Worksheet.xlsx	Completed Audit db extract - A&G	Monthly	Active		
QA-Medicare	WS_RP3_HNAZ - Sample.xlsx	CMS A&G sample from universe received from A&G	Monthly	Active		
QA-Medicare	WS_RP3_HNAZ Worksheet.xlsx	Completed Audit db extract - A&G	Monthly	Active		
QA-Medicare	WS_RP3_HNCA - Sample.xlsx	CMS A&G sample from universe received from A&G	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Medicare	WS_RP3_HNCA Worksheet.xlsx	Completed Audit db extract - A&G	Monthly	Active		
QA-Medicare	WS-OC1 AZ.xlsx	Completed Audit db extract - Claims	Monthly	Active		
QA-Medicare	WS-OC1 CA.xlsx	Completed Audit db extract - Claims	Monthly	Active		
QA-Medicare	WS-OC1 OR.xlsx	Completed Audit db extract - Claims	Monthly	Active		
QA-Medicare	WS-OC2 AZ.xlsx	Completed Audit db extract - Claims	Monthly	Active		
QA-Medicare	WS-OC2 CA.xlsx	Completed Audit db extract - Claims	Monthly	Active		
QA-Medicare	WS-OC2 OR.xlsx	Completed Audit db extract - Claims	Monthly	Active		
QA-Membership	0722.Manage the Selling Process IPC	IPC checklist for control 0722	Monthly	Active		
QA-Membership	0722.Manage the Selling Process PBC	PBC for control 0722	Yearly	Active		
QA-Membership	2656.Administer Groups and Contracts IPC	IPC checklist for control 2656	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Membership	2656.Administer Groups and Contracts PBC	PBC for control 2656	Yearly	Active		
QA-Membership	2746.Enroll and Maintain Members IPC	IPC checklist for control 2746	Monthly	Active		
QA-Membership	2746.Enroll and Maintain Members PBC	PBC for control 2746	Yearly	Active		
QA-Membership	3440.Monitor Health Net AR IPC	IPC checklist for control 3440	Monthly	Active		
QA-Membership	3440.Monitor Health Net AR PBC	PBC for control 3440	Yearly	Active		
QA-Membership	Membership BKB Accuracy Trends (Drilldown-Processor)	Membership Accuracy scores by work type/ supervisor/associate.	Monthly	Active		
QA-Membership	Membership BKB Accuracy Trends (Work Type)	Membership Accuracy scores by work type (AR, Broker, Eligibility, Group).	Monthly	Active		
QA-Membership	Membership BKB Accuracy Trends (Work Type-Manager)	Membership Accuracy scores by work type & manager.	Monthly	Active		
QA-Membership	Membership BKB ATA Sample	Membership Audit the Auditor process	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Membership	Membership BKB Auditor Trends	Membership BKB Auditor Trends provides auditor accuracy scores based on overturned and rescinded audits.	Daily	Active		
QA-Membership	Membership BKB AZ Allocations Sample	Membership AZ Allocations (Kbase)	Monthly	Active		
QA-Membership	Membership BKB AZ Eligibility Sample	AZ Membership Eligibility transactions (Queue Contents)	Monthly	Active		
QA-Membership	Membership BKB AZ Group Sample	Membership AZ Group transactions (Kbase)	Monthly	Active		
QA-Membership	Membership BKB AZ Manual Adjustments Sample	Membership AZ Manual Adjustments (Kbase)	Monthly	Active		
QA-Membership	Membership BKB AZ Medicaid Sample	Membership AZ Medicaid transactions (Base)	Monthly	Active		
QA-Membership	Membership BKB Broker Error Trending	Membership Broker extract of month audits that contained an error for trending purposes	Monthly	Active		
QA-Membership	Membership BKB Broker Medicare Accuracy Trends (Contract-	Membership BKB Broker Accuracy scores by Contract/Broker	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
	Broker)					
QA-Membership	Membership BKB Broker Medicare Accuracy Trends (Contract-Category	Membership BKB Broker Accuracy scores by Contract/Category	Monthly	Active		
QA-Membership	Membership BKB Broker Medicare Accuracy Trends (Processor)	Membership Broker Accuracy scores by Processor	Monthly	Active		
QA-Membership	Membership BKB Broker Medicare Error Detail (Processor)	Membership BKB Broker Error Detail (Processor)provides monthly errors and comments by processor.	Monthly	Active		
QA-Membership	Membership BKB Broker Medicare Error Detail (Question)	Membership BKB Broker Error Detail (Question) provides monthly errors and comments grouped by question that did not meet.	Monthly	Active		
QA-Membership	Membership BKB Broker Medicare Error Trends (Contract)	Membership BKB Broker Medicare Error Trends (Contract) report provides yearly error counts by contract.	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Membership	Membership BKB Broker Medicare Error Trends (Processor)	Membership BKB Broker Medicare Error Trends (Processor) report provides yearly error counts by processor.	Monthly	Active		
QA-Membership	Membership BKB CA Allocations Sample	Membership CA Allocations (Kbase)	Monthly	Active		
QA-Membership	Membership BKB CA Eligibility Sample (CA Membership)	CA Membership Eligibility transactions (Drawn Documents CA Membership dept)	Monthly	Active		
QA-Membership	Membership BKB CA Eligibility Sample (Cobra DP RC)	CA Membership Eligibility transactions (Drawn Documents Cobra DP dept)	Monthly	Active		
QA-Membership	Membership BKB CA Eligibility Sample (ELIG RC)	CA Membership Eligibility transactions (Drawn Documents CA ELIG RC dept)	Monthly	Active		
QA-Membership	Membership BKB CA Eligibility Sample (ENR Supplier)	CA Membership Eligibility transactions (Drawn Documents CA ENR Supplier dept)	Monthly	Active		
QA-Membership	Membership BKB CA Eligibility Sample (ENR	CA Membership Eligibility transactions (Drawn Documents CA ENR RC dept)	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
	RC)					
QA-Membership	Membership BKB CA LRG Group Sample	Membership CA Large Group transactions (Kbase)	Monthly	Active		
QA-Membership	Membership BKB CA Manual Adjustments Sample	Membership CA Manual Adjustments (Kbase)	Monthly	Active		
QA-Membership	Membership BKB CA SBG Group Sample	Membership CA Small Group transactions (Kbase)	Monthly	Active		
QA-Membership	Membership BKB Call Accuracy Trends	Membership Call Accuracy scores	Monthly	Active		
QA-Membership	Membership BKB Call Accuracy Trends (Processor)	Membership Call Accuracy scores by processor	Monthly	Active		
QA-Membership	Membership BKB Call Error Detail	Membership Call Error Detail report provides monthly errors and comments.	Monthly	Active		
QA-Membership	Membership BKB Call Error Trends	Membership Call Error Trends report provides yearly error counts by work type.	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Membership	Membership BKB Supplier Accuracy Trends (Drilldown-Processor)	Membership Supplier Accuracy scores by work type/ supervisor/associate.	Monthly	Active		
QA-Membership	Membership BKB Supplier Accuracy Trends (Work Type)	Membership Supplier Accuracy scores by work type (AR, Eligibility, Group).	Monthly	Active		
QA-Membership	Membership BKB Supplier Accuracy Trends (Work Type-Manager)	Membership Supplier Accuracy scores by work type & manager.	Monthly	Active		
QA-Membership	Membership BKB Supplier Audit Data	Membership Supplier Audit Data extract of the months audits.	Monthly	Active		
QA-Membership	Membership BKB Supplier Error Detail (Work Type)	Membership Supplier Error Detail report provides monthly errors and comments.	Monthly	Active		
QA-Membership	Membership BKB Supplier Error Trends (Drilldown-Processor)	Membership Supplier Error Trends (Drilldown-Processor)report provides yearly error counts by work type/supervisor/associate.	Monthly	Active		
QA-Membership	Membership BKB Supplier Error Trends (Work Type)	Membership Supplier Error Trends (Work Type)report provides yearly error counts by work type.	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Membership	Membership BKB Supplier Error Trends (Work Type-Supervisor)	Membership Supplier Error Trends (Work Type-Supervisor) report provides yearly error counts by work type/supervisor.	Monthly	Active		
QA-Membership	Membership BKB Supplier Preliminary Accuracy Trends (Drilldown-Processor)	Membership Supplier Preliminary Accuracy scores by work type/ supervisor/associate.	Weekly	Active		
QA-Membership	Membership BKB Supplier Preliminary Accuracy Trends (Work Type)	Membership Supplier Preliminary Accuracy scores by work type (AR, Eligibility, Group).	Weekly	Active		
QA-Membership	Membership BKB Supplier Preliminary Accuracy Trends (Work Type-Manager)	Membership Supplier Preliminary Accuracy scores by work type & manager.	Weekly	Active		
QA-Membership	Membership BKB Supplier Preliminary Audit Data.xls	Membership Supplier Audit Data extract of the months audits.	Weekly	Active		
QA-Membership	Membership BKB Supplier Preliminary Error Detail (Work Type)	Membership Supplier Preliminary Error Detail report provides monthly errors and comments.	Weekly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Membership	Membership BKB Supplier Preliminary Error Trends (Drilldown-Processor)	Membership Supplier Preliminary Error Trends (Drilldown-Processor)report provides yearly error counts by work type/supervisor/associate.	Weekly	Active		
QA-Membership	Membership BKB Supplier Preliminary Error Trends (Work Type)	Membership Supplier Preliminary Error Trends (Work Type)report provides yearly error counts by work type.	Weekly	Active		
QA-Membership	Membership BKB Supplier Preliminary Error Trends (Work Type-Supervisor)	Membership Supplier Preliminary Error Trends (Work Type-Supervisor) report provides yearly error counts by work type/supervisor.	Weekly	Active		
QA-Membership	Membership BKB Error Detail (Aging)	Membership BKB Error Detail (Aging) provide the clients with detail of audits with an error that are outstanding and need to be acknowledged.	Daily	Active		
QA-Membership	Membership BKB Error Detail (Work Type)	Membership Error Detail report provides monthly errors and comments.	Monthly	Active		
QA-Membership	Membership BKB Error Trending	Membership extract of month audits that contained an error for trending purposes	Monthly	Active		
QA-Membership	Membership BKB Error Trends (Drilldown-Processor)	Membership Error Trends (Drilldown-Processor)report provides yearly error counts by work type/supervisor/associate.	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Membership	Membership BKB Error Trends (Work Type)	Membership Error Trends (Work Type)report provides yearly error counts by work type.	Monthly	Active		
QA-Membership	Membership BKB Error Trends (Work Type-Supervisor)	Membership Error Trends (Work Type-Supervisor) report provides yearly error counts by work type/supervisor.	Monthly	Active		
QA-Membership	Membership BKB Medicare Broker Sample	Membership BKB Medicare Broker transaction (ABS)	Monthly	Active		
QA-Membership	Membership BKB OR Allocations Sample	Membership OR Allocations (Kbase)	Monthly	Active		
QA-Membership	Membership BKB OR Eligibility Sample (CA Membership)	OR Membership Eligibility transactions (Drawn Documents CA Membership dept)	Monthly	Active		
QA-Membership	Membership BKB OR Group Sample	Membership OR Group transactions (Kbase)	Monthly	Active		
QA-Membership	Membership BKB OR Manual Adjustments Sample	Membership OR Manual Adjustments (Kbase)	Monthly	Active		
QA-Membership	Membership BKB Production	Membership BKB Production Drilldown provides audits completed by auditor and audit type on a daily basis.	Daily	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
	Drilldown					
QA-Membership	Membership BKB Production Summary	Membership BKB Production Summary provides audits completed by audit type, market segment, transaction type, and product on a daily basis.	Daily	Active		
QA-Membership	Membership BKB Top 3 Results	Membership BKB Top 3 provides the months 3 most frequent errors by audit type along with detail	Monthly	Active		
QA-Membership	Membership Critical Fields Report	CA Membership Eligibility Critical Fields report provides monthly score based on critical fields not met.	Yearly	Active		
QA-Membership	Membership Focus SBG ATA Accuracy Trends	Membership Focus SBG ATA Accuracy Trends provides accuracy scores of Supplier audit the auditor process focusing on SBG Eligibility.	Monthly	Active		
QA-Membership	Membership Focus SBG ATA Error Detail	Membership Focus SBG ATA Error Detail provides monthly errors and comments.	Monthly	Active		
QA-Membership	Membership Focus SBG ATA Error Trends	Membership Focus SBG ATA Error Trends provides yearly error counts.	Monthly	Active		
QA-Membership	Membership Focus SBG ATA Preliminary Accuracy Trends	Membership Focus SBG ATA Preliminary Accuracy Trends provides accuracy scores of Supplier audit the auditor process focusing on SBG Eligibility.	Weekly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Membership	Membership Focus SBG ATA Preliminary Error Detail	Membership Focus SBG ATA Preliminary Error Detail provides monthly errors and comments.	Weekly	Active		
QA-Membership	Membership Focus SBG ATA Preliminary Error Trends	Membership Focus SBG ATA Preliminary Error Trends provides yearly error counts.	Weekly	Active		
QA-Membership	Membership Focus SBG ATA Sample	Membership Focus SBG Audit the Auditor process	Monthly	Active		
QA-Membership	Membership PMR Universe Counts	Membership Eligibility and Group Universe counts	Monthly	Active		
QA	BA Metrics	Monthly Dashboard/Extract	Monthly	Active		
QA	MHN ATA sample	BkB Audit Sample	Monthly	Active		
QA	QA&T CS Report	Monthly Dashboard/Extract	Monthly	Active		
Training	Training Dashboard (Actual)	BkB Monthly Report	Monthly	Active		
Training	Training Dashboard (Projected)	BkB Monthly Report	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Training	Training Dashboard Detail (Actual)	BkB Monthly Report	Monthly	Active		
Training	Training Dashboard Detail (Projected)	BkB Monthly Report	Monthly	Active		
Training	Training Dashboard Detail (Variance)	BkB Monthly Report	Monthly	Active		
QA-Claims	DMHC Results Summary	Monthly DMHC regulatory audit results with recap of errors for failed elements and departmental corrective action plans.	Monthly	Active report, last month reported July 2014		
QA-Claims	AZ DOI Summary	Monthly AZ DOI regulatory audit results with recap of errors for failed elements and departmental corrective action plans.	Monthly	Active report, last month reported July 2014		
QA-Claims	CA/OR/WA Results Summary	Monthly CA/OR/WA DOI regulatory audit results with recap of errors for failed elements and departmental corrective action plans.	Monthly	Active report, last month reported July 2014		
QA-Claims	Monthly Error Trend Details	Monthly BKB error trend details and root cause analysis report for AZ, CA, OR book of business audits.	Monthly	Active report, last month		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
				reported June 2014		
QA-Claims/Membership/ A&G –	Health Net MA_PDP Marketing Audit Perform Indicator Report	CMS Marketing Materials audit results for Claims, Membership and A&G detail and corrective action plan report.	Report submitted to Compliance currently Quarterly, but will be changing to Monthly submission by end of Q3.	Active report, last quarter reported Q2 2014		
QA-CCC – Commercial Correspondence	Correspondence Top 3 Error Trends	Report drills down on the highest identified error trends during the audit cycle. It provides further detail on why the error was assigned and recommendations on how to prevent the processing errors. It also provides a view of year to date trends by audit question, along with monthly increase or decrease of accuracy scores.	Monthly	Active report, last month reported July 2014		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-CCC – Commercial Correspondence	Correspondence Top 3 Error Trends	Report drills down on the highest identified error trends during the audit cycle. It provides further detail on why the error was assigned and recommendations on how to prevent the processing errors. It also provides a view of year to date trends by audit question, along with monthly increase or decrease of accuracy scores.	Monthly	Active report, last month reported July 2014		
QA-Membership Accounting & Eligibility – BKB	Membership BKB Top 3 Error Trends	Report drills down on the highest identified error trends during the audit cycle. It provides further detail on why the error was assigned and recommendations on how to prevent the processing errors. It also provides a view of year to date trends by audit question, along with monthly increase or decrease of accuracy scores.	Monthly	Active report, last month reported July 2014		
QA-Supplier – Membership Accounting & Eligibility - BKB	Membership BKB Top 3 Error Trends	Report drills down on the highest identified error trends during the audit cycle. It provides further detail on why the error was assigned and recommendations on how to prevent the processing errors. It also provides a view of year to date trends by audit question, along with monthly increase or decrease of accuracy scores.	Monthly	Active report, last month reported July 2014		
QA-Membership Accounting & Eligibility - Medicare Broker	Medicare Broker BKB Top 3 Error Trends	Report drills down on the highest identified error trends during the audit cycle. It provides further detail on why the error was assigned and recommendations on how to prevent the processing errors. It also provides a view of year to date trends by audit question, along with monthly increase or decrease of accuracy scores.	Monthly	Active report, last month reported July 2014		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
QA-Medicare Membership Accounting & Eligibility	Membership CMS Trends	Report drills down on the highest identified error trends during the audit cycle. It provides further detail on why the error was assigned. It also provides a view of year to date trends by audit element, along with the client CAP response to each of the findings that caused a failed element.	Monthly	Active report, last month reported July 2014		
QA-Membership Acctng & Elig.	Aged Error Report	The report is an up to date listing of all audits that have not been acknowledged for the current audit month. The report advises that the reports are needed for return to ensure that the month end score are reported accurately.	Weekly & then Daily	Active		
-Supervisors & Managers			Weekly for the first 3 weeks of the month			
			- Daily the first 5 bus. days of the month, for the previous month's audits			
QA-Membership Acctng & Elig. Medicare	CMS Missing Document Report	Log of missing documentation that is identified while auditing cases. These receipt of these missing items have an impact on the completion of the audit, as well as the audit results. So, the log is sent to give the Client an opportunity to provide the data needed to complete the audit.	Twice daily	Active		
- various						
QA / A&G	CMS A&G Trend Report	Prior month CMS reported error trend with identifying error element and coordinator	Monthly	CMS A&G Error		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
				Trend Report submitted for processed date May 2014		
QA / A&G	BKB A&G Commercial Trend Report for all Regions	Prior month Commercial and SHP A&G error trend	Monthly	BKB A&G Commercial Error Trend report submitted for June 2014		
QA / A&G	BKB Medicare A&G Trend Report for all Regions	Prior month Medicare A&G error trend	Monthly	BKB A&G Medicare Error Trend report submitted for June 2014		
QA / A&G	CMS A&G Internal Audit Report MA and Part D Audit Findings	CMS A&G audit review month error findings with description	Monthly	BKB A&G Medicare Error Trend report submitte		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
				d for June 2014		
Training	Master Training Calendar - 1	Training Planning document. Captures all planned and delivered training classes for Membership Commercial (MA&E), Membership Medicare, Claims (SHP, Government, Medi-cal, & MHN), Market Facing initiatives, System Releases and Enterprise offerings.	Bi-Monthly or as requested	**Active**		
		·Captures Training Operational Metrics		**External / Internal Report.** Source file for other external reports.		
Training	Master Training Calendar - 2	Training Planning document. Captures all planned and delivered training classes for the Health Net Contact Center, Appeals and Grievances, State Health Plan, Commercial, Medi-Cal, Medicare, Market Facing Initiatives, system releases, and Omni Releases.	Bi-Monthly or as requested	**Active**		
		·Captures Training Operational Metrics		**Internal Report.**		
				Source file for other external reports.		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Training	BST Performance Metrics	Documents overall Training Department's performance on key metrics. Report highlights monthly statistics which include, #of Classes delivered, # of associates passing the required proficiency scores by class, graduation percentages, # class hours, number of materials produced by type and their cumulative lean cycle time.	Wkly/Monthly	**Active**		
		·Captures Training Operational Metrics		**Internal Report.**		
				Source file for other external reports.		
				Dependent on data found in the Master Calendar 1, TMDB and Learning Management System		
Training	Learning Management System	Official Training records/ transcripts for all courses and classes planned and delivered. Official training records are compiled from this source for regulatory inquiries.	Wkly / On Demand	**Active**		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
		As required by various departments and regulatory agencies, ad hoc reports / training records are compiled to provide evidence of completed training.		**Internal and External. Source for official training records.**		
		·Outcome based reports specific to Compliance Requirements				
		·Captures Training Operational Metrics				
Training	Allocation Database & Report	Captures and identifies time spent on delivering training, developing materials or work on special projects. Captures data at the individual level, team level and department level. Final reports are created by Training Department's Business Analyst.	Wkly/ Monthly	**Active**		
				Internal Report.		
				Source file for other external reports.		
Training	Training Material Database (TMDB) and Weekly Inventory Report	Captures and identifies all material development items, providing tracking information by work team, work type, development phase, and cycle time. Reports are generated by department, by work teams, and by individual.	Daily / Weekly / Monthly /	**Active**		
		·Captures Training Operational Metrics	On Demand	**Internal Report.**		
				Source		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
				file for the Department Metrics Report		
Training	Rollup Report	Captures a monthly narrative of courses (delivered, ongoing, and upcoming), large scale material development projects, and system releases.	Monthly	**Active**		
				External Report.		
				Shared at the Director level with client groups supported by BST		
Training	Mirror Report	Captures monthly course data (delivered, ongoing, and upcoming) and a YTD summary of course completion metrics.	Monthly	**Active**		
				External Report.		
				Shared at the Director level with client groups supported by BST		
Training	PMR Report	Captures a monthly narrative of high level accomplishments in each of three lines of	Monthly	**Active**		
				Internal		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
		business: Medicare, SHP and Commercial		**Report.**		
				Used by the BST Director		
Training	ETP Report	Captures course completion data at the class and student level for all training classes attended by associates in California.	Monthly	**Active**		
				External Report.		
				Shared with Health Net's ETP Consultant for ETP funding		
Training	Monthly Variance Report	Provides a comparison of projected and actual expenses incurred by cost center. Comments for discrepancies are entered into the report at the GL account level	Monthly	**Active**		
				Internal Report.		
Training	Project Plan Report – Elearning Activities	Captures and identifies all Elearning projects. Monitors project status, key project data, milestones and cycle times.	Weekly	**Active**		
				Internal Report.		
				Source file for other external reports.		
Training	Project Plan Report – MFI / Other	Captures and identifies all Market Facing Initiatives (MFI) and non- MFI projects. Monitors project status, key project data,	Weekly	**Active**		
				Internal Report.		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
		milestones and cycle times.		Source file for other external reports.		
Training	Knowledge Base System Reports	Used to identify which training materials require annual review. Data and progress is tracked through the Training Material Database.	Monthly	**Active**		
				Internal Report.		
				Received from Knowledge Base Administrators		
Training	Ad Hoc Reports	Data requests as needs are identified.	Ad Hoc	**Internal / External Reports.**		
Claims	Cap Deduct Over 50K	Identify Cap Deduct claims over $50K Net Diff.	Monthly	Active		
Claims	Pay & Recover Monthly Summary	Show monthly receipts, rework, and reconciliation summary of Pay & Recover claims off-book projects.	Monthly	Active		
Claims	Pay & Recover Inventory	Show month-end inventory for Pay & Recover claims off-book inventory.	Monthly	Active		
Claims	PMPM Report	Shows the Calculated Per Member Per Month Received Claims Counts by Region and Product using total Membership counts.	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Claims	ACA Report	Shows the ACA Receipts, AA Rate, Paid $ Incurred Triangle, and Inventory Billed $ Incurred Triangle for On-Exchange Members in ABS, and LIHP & Expansion members in QCare.	Monthly	Active		
Claims	PDR, Reper & Special Proj. Summary		Monthly	Active		
Claims	Health Net Life Insurance		Monthly	Active		
Claims	NY HCRA		Monthly	Active		
Claims	Southern CA Edison (Annual)		Yearly	Active		
Claims	EIS Daily Tracking	Shows certain daily checkpoints from EIS and ACA Expansion Inventory that have high-level Claims Goals, or are important to Senior Leadership & Actuarial.	Daily	Active		
Claims	High-Dollar Claims new to Inventory	Any new receipts to inventory that are considered high-dollar (there is a matrix of age & $ combinations that is used to determine these) are identified, researched & reported. Report includes information on any differences between what shows in inventory and the actual claim image, expected pay amount (if any), and expected release date. Any anomalies found are identified and handled through business processes (PNM, Remedy tickets, COB, etc.).	Daily	Active		
Claims	QCare Receipts/Produ	Provides charts of QCare inventory, production & receipts for the past 2 months.	Weekly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
	ction Trending					
Claims	QCare AA%	Provides Auto-Adjudication rate for Fac, Pro & Overall QCare claims for each week and month.	Weekly	Active		
Claims	PMG Reinsurance Inventory Analysis	Tracks the submissions from the 2013 Incurred Professional Stop-Loss submissions received in bulk in late April 2014. This shows the progress of each PPG project, including analysis of current payments and revised estimates of total payout	Weekly	Active		
Claims	High-Dollar Special Projects Tracking	Any Special Projects with a Billed $ value over $1M are tracked weekly to show the progress of the project, including analysis of current payments and revised estimates of total payout.	Weekly	Active		
Claims – Medi-Cal	AB1455 SHP Timeliness Report – Health Net	Claims Timeliness Report prepared by the Medi-Cal Claims team providing various measures of TAT for the Medi-Cal claims that are Health Net responsibility.	Monthly	Active		
Claims – Medi-Cal	AB1455 SHP Timeliness Report – CalViva	Claims Timeliness Report prepared by the Medi-Cal Claims team providing various measures of TAT for the Medi-Cal claims that are CalViva responsibility.	Monthly	Active		
Claims – Medi-Cal	AB1455 SHP Timeliness Report – Cal Optima	Claims Timeliness Report prepared by the Medi-Cal Claims team providing various measures of TAT for the Medi-Cal claims that are Cal Optima responsibility.	Monthly	Active		
Claims – Medi-Cal	AB1455 SHP Timeliness Report – Molina	Claims Timeliness Report prepared by the Medi-Cal Claims team providing various measures of TAT for the Medi-Cal claims that are Molina responsibility.	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Claims Reporting - QCare (Rancho)	QCare SOX3833 Report	SOX compliance reporting	Daily	Active		
Claims Reporting - QCare (Rancho)	QCare Hi$ Ready-to-Pay	Pre Pay audit for QCare high dollar claims	Daily	Active		
Claims Reporting - QCare (Rancho)	QCare Mary Medical Inc Claims	Claims for Mary Medical	Daily	Active		
Claims Reporting - QCare (Rancho)	QCare Transportation Claims	Transportation Specific Claims	Daily	Active		
Claims Reporting - QCare (Rancho)	QCare 100K Billed	Claims at or over 100K billed	Daily	Active		
Claims Reporting - QCare (Rancho)	QCare CBAS Claims	CBAS Claims	Daily	Active		
Claims Reporting - QCare (Rancho)	QCare Vitas Healthcare Claims	Vitas Healthcare Claims	Daily	Active		
Claims Reporting - QCare (Rancho)	QCare USCF TINs Claims	UCSF Claims	Daily	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Claims Reporting - QCare (Rancho)	QCare APR DRG Payment Review	Claims with APR DRG	Daily	Active		
Claims Reporting - QCare (Rancho)	QCare MediCal A+ List of Provider Claims	Large list of A+ Providers claims	Daily	Active		
Claims Reporting - QCare (Rancho)	QCare Hi$ Pends	Pended for High Dollar	Daily	Active		
Claims Reporting - QCare (Rancho)	QCare EHS Cap Hosp. Pends	Pended for EHS Cap	Daily	Active		
Claims Reporting - QCare (Rancho)	QCare Behavioral Health	QCare MHN report	Daily	Active		
Claims Reporting - QCare (Rancho)	QCare CalOptima Pends	Pended Cal Optima Claims	Daily	Active		
Claims Reporting - QCare (Rancho)	QCare Molina Pends	Pended Molina Claims	Daily	Active		
Claims Reporting - QCare (Rancho)	QCare CalViva Pends	Pended CalViva Claims	Daily	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Claims Reporting - QCare (Rancho)	QCare MRU Queues Aged Pends	Aged Pends in MRU Queues	Daily	Active		
Claims Reporting - QCare (Rancho)	QCare Non-MRU Queues Aged Pends	Aged Pends in non-MRU Queues	Daily	Active		
Claims Reporting - QCare (Rancho)	QCare CPT 21032, 21034 and 26410 Claims	Any claims with specified CPT Codes	Daily	Active		
Claims Reporting - QCare (Rancho)	Non-QCare EHS Report	EHS Claims that were Routed Out	Daily	Active		
Claims Reporting - QCare (Rancho)	Pacific Hosp of Long Beach Non-QCare Report	Run out claims check	Daily	Active		
Claims Reporting - QCare (Rancho)	QCare Daily Inventory	Daily inventory numbers for QCare	Daily	Active		
Claims Reporting - QCare (Rancho)	QCare BillType 130 TIN 953527031	Check to see if this provider bills with TOB 130-QCare	Daily	Active		
Claims Reporting - QCare (Rancho)	QCare EHS NQC Routed Claims	EHS Routed out claims	Daily	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Claims Reporting - QCare (Rancho)	QCare Claims Rprts - P25 pends	QCare pended with P25	Daily	Active		
Claims Reporting - QCare (Rancho)	QCare P80 pends	QCare pended with P80	Daily	Active		
Claims Reporting - QCare (Rancho)	QCare Not in Filenet	QCare claims not found in Filenet	Daily	Active		
Claims Reporting - QCare (Rancho)	QCare Aging Reports	QCare reports list currently 30 - 60 days old	Daily	Active		
Claims Reporting - QCare (Rancho)	QCare Aging Reports	QCare reports list currently 60 - 90 days old	Daily	Active		
Claims Reporting - QCare (Rancho)	QCare Aging Reports	QCare reports list currently over 90 days old	Daily	Active		
Claims Reporting - QCare (Rancho)	QCare Prov & Member Update	Local for our team - update ref tables	Weekly	Active		
Claims Reporting - QCare (Rancho)	QCare MaxiMed CapDed (Wed)	QCare CapDeduct review for MaxiMed	Weekly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Claims Reporting - QCare (Rancho)	QCare CPT 21034 Report (Thurs)	Claims paid with CPT 21034	Weekly	Active		
Claims Reporting - QCare (Rancho)	QCare EOC I51 Report (Thurs)	Claims paid with EOC I51	Weekly	Active		
Claims Reporting - QCare (Rancho)	QCare BL5HOSP	5 Specific Hosp Report	Weekly	Active		
Claims Reporting - QCare (Rancho)	QCare BLINTPD	Paid Interest Report	Weekly	Active		
Claims Reporting - QCare (Rancho)	QCare BLHIDLR	High Dollar Report	Weekly	Active		
Claims Reporting - QCare (Rancho)	QCare Levy Provider Claims	Report on Levy Providers	Weekly	Active		
Claims Reporting - QCare (Rancho)	QCare DME EOC I51	DME Claims with EOC I51	Weekly	Active		
Claims Reporting - QCare (Rancho)	QCare EDI IP EOC 035	EDI IP Claims with EOX 035	Weekly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Claims Reporting - QCare (Rancho)	QCare CBAS Summary	QCare CBAS Report and routed out Cbas	Monthly	Active		
Claims Reporting - QCare (Rancho)	QCare Safety Net Report **	Safety net catch all report	Monthly	Active		
Claims Reporting - QCare (Rancho)	QCare Month-End Pends >= 100K	End of Month pending claims over 100K billed	Monthly	Active		
Claims Reporting - QCare (Rancho)	QCare Family Healthcare Network	Family Healthcare provider monthly production report	Monthly	Active		
Claims Reporting - QCare (Rancho)	QCare & ABS AA%	Auto Adjudication rates for abs and QCare	Monthly	Active		
Claims Reporting - QCare (Rancho)	"QCare SPD Audit Universe			Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
& MCE-LIHP"	SPD Reports	MONTHLY	Abraham Guizar, Kenneth Lock, Hugo Sotelo, Wendy Davila, Robery Tonoyan	Active		
Claims Reporting - QCare (Rancho)	QCare Inventory Categorization	QCare specific categories in inventory	Monthly	Active		
Claims Reporting - QCare (Rancho)	QCare & ABS Paid & Denied Summaries (SIU)	Special Investigations Unit report	Monthly	Active		
Claims Reporting - QCare (Rancho)	QCare Timeliness Summary	Copy of a pagecenter report- screen shot	Monthly	Active		
Claims Reporting - QCare (Rancho)	QCare Incurred by MOS Report	Count of incurred claims over 13 months	Monthly	Active		
Claims Reporting - QCare (Rancho)	QCare SHP35 PPC HAC & OPPCs Report	PPC HAC & OOPC Report	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Claims Reporting - QCare (Rancho)	QCare DMHC Schedule G-3	DMHC inventory reports	Quarterly	Active		
Claims Reporting - QCare (Rancho)	QCare CV ER Meds Audit Report	Check to see if ER patients later picked up their prescriptions.	Quarterly	Active		
Claims Reporting - QCare (Rancho)	QCare LADHS Quarterly Report	LADHS Paid Report	Quarterly	Active		
Claims Reporting - QCare (Rancho)	Contested Claims over 100K Billed (QCare)	Contested claims that are billed >100K	Monthly	Active		
Claims Reporting - QCare (Rancho)	LADHS	LADHS denied report	Monthly	Active		
Claims Reporting - QCare (Rancho)	LADHS Non-QCare	LADHS Routed Out report	Monthly	Active		
Claims Reporting - QCare (Rancho)	Lisa Medi-Cal Production	Supplier and Rancho QCare production report	Daily	Active		
Claims Reporting - QCare (Rancho)	Daily LADHS LACO037 TO LACO042	LA DHS CLAIMS	Daily	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Claims Reporting - QCare (Rancho)	Multi Pends Report	QCare Pended P80, P90, P96, or P98	Daily	Active		
Claims Reporting - ABS (WH)	Daily Inventory Report (MC400)	Daily Inventory Report of claims in MC400 system	Daily	Active		
Claims Reporting - ABS (WH)	NE/AZ High Dollar Update	High Dollar Claims Report- (MC400)	Daily	Active		
Claims Reporting - ABS (WH)	NE/AZ First Health / Viant Inpatient Claims	Report on First health / Viant inpatient claims (MC400)	Daily	Active		
Claims Reporting - ABS (WH)	NE/AZ NonPar Funnel Pricing Over 10 Days	NonPar Funnel claims over 10 days (MC400)	Daily	Active		
Claims Reporting - ABS (WH)	Catch-All Queue Volume	Report of Catch-All Queues with their volumes - used to monitor Macess	Daily	Active		
Claims Reporting - ABS (WH)	AZ DOI CAP Multiplan Claims >=18 Days	AZ DOI CAP Multiplan Claims >=18 Days (MC400)	Daily	Active		
Claims Reporting - ABS (WH)	Macess SF Aging Reports	Report on aged service forms from Macess for claims department	Daily	Active		
Claims Reporting - ABS (WH)	NE/AZ Non-MP Vendor Pends	NE/AZ non-multiplan related vendor pends (MC400)	Daily	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Claims Reporting - ABS (WH)	Macess SSRS Morning Reports	Variety of Macess reports sent to new day claims teams to monitor queues and production tracking	Daily	Active		
Claims Reporting - ABS (WH)	Macess SSRS Morning Reports (PERFORMANCE TEAMS)	Variety of Macess reports sent to new day claims teams to monitor queues and production tracking	Daily	Active		
Claims Reporting - ABS (WH)	PDR Open SF Sent To Report	Report on Open SF sent to PDR team	Daily	Active		
Claims Reporting - ABS (WH)	ADJ Open SF Sent To Report	Report on Open SF Sent to ADJ team	Daily	Active		
Claims Reporting - ABS (WH)	High Dollar Inventory	High Dollar Claims Report for Erik Granada	Daily	Active		
Claims Reporting - ABS (WH)	DUALS Daily Inventory Detail	Claims summaries and details for Cal Mediconnect	Daily	Active		
Claims Reporting - ABS (WH)	PDR Open SF Sent TO Report	Open SF For PDR	Daily	Active		
Claims Reporting - ABS (WH)	DHS Claims	Report on DHS Medicaid Reclamation claims	Daily	Active		
Claims Reporting - ABS (WH)	Over 30 day Pivots	Claims aged over 30 days	Daily	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Claims Reporting - ABS (WH)	Performance and IND/OOS Claims Pended for MRU	Claims for performance groups as well as Indemnity and OOS pending with MRU	Daily	Active		
Claims Reporting - ABS (WH)	PAUC,POUC, PCUC,PHOM, PSUT,PHCM,P CMC Reports	Claims pivot and detail reports for each pend code listed	Daily	Active		
Claims Reporting - ABS (WH)	All Claims In Suffix Status	All claims in suffix status (Adela report)	Daily	Active		
Claims Reporting - ABS (WH)	Performance Claims	Various slices of non-finalized performance claims details	Daily	Active		
Claims Reporting - ABS (WH)	Performance PAPR,PSCR,P FCI,PRFC,PHI G,PADJ,PADH Pended Claims	Claims details of claims pending with each pend code listed	Daily	Active		
Claims Reporting - ABS (WH)	CSP & SP2 Claims in AUDIT Status	Medicare claims in Audit	Daily	Active		
Claims Reporting - ABS (WH)	High Dollar Over 100K	All High Dollar Claims over 100K Billed	Daily	Active		
Claims Reporting - ABS (WH)	AZPCP & BANNER MC400 + ABS SUMMARY	Report specific to AZPCP and BANNER claims across both systems	Daily	Active		
Claims Reporting - ABS (WH)	Today's On Hand Summary By Region	Report of On-Hand Claims including ABS and MC400 all regions	Daily	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Claims Reporting - ABS (WH)	Claims for Commercial All Products in AUDIT Status	Commercial Claims in AUDIT	Daily	Active		
Claims Reporting - ABS (WH)	CALPERS Claims	CALPERS claims in inventory	Daily	Active		
Claims Reporting - ABS (WH)	Aged Claims Summary 28 Days or Over - Rolling 5 Days	Claims over 28 days age by supervisor including previous business days	Daily	Active		
Claims Reporting - ABS (WH)	Claims Paid at 96% of Billed Charges	Claims paid at or over 96% of billed charges	Daily	Active		
Claims Reporting - ABS (WH)	AZ AHCCCS Duals Claims	AZ AHCCCS Claims - captures processed primary claims where secondary claim still needs to be finalized	Daily	Active		
Claims Reporting - ABS (WH)	MA Pend Report	Pend Report for Medicare Advantage Claims	Daily	Active		
Claims Reporting - ABS (WH)	MACESS vs ABS PMDR (ALL)	Links All Claims with Macess to see if SF was created	Daily	Active		
Claims Reporting - ABS (WH)	Performance Group Queue Contents at or over 10 days	Performance Group queue contents where claim is over 10 days	Daily	Active		
Claims Reporting - ABS (WH)	Supplier Aborts Report	Finds claims that may have been aborted out of in ABS as compared to Macess	Daily	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Claims Reporting - ABS (WH)	Macess Examiner Production	Examiner Production based on Macess completed claims	Daily	Active		
Claims Reporting - ABS (WH)	Macess DOFR Queue	Checks if there are claims in the Macess DOFR queue	Daily	Active		
Claims Reporting - ABS (WH)	AZ Dignity Commercial	AZ Claims for Dignity Providers in Inventory - Commercial Claims only	Daily	Active		
Claims Reporting - ABS (WH)	AZ Dignity AHCCCS	AZ Claims for Dignity Providers in Inventory - AHCCCS Claims only	Daily	Active		
Claims Reporting - ABS (WH)	Risk Code	Risk Code claims	Daily	Active		
Claims Reporting - ABS (WH)	Stuck_4day_pend	Funnel claims stuck in Pend 4 days or more	Daily	Active		
Claims Reporting - ABS (WH)	Stuck_FC_4day_pend	First Choice claims stuck in Pend 4 day or more	Daily	Active		
Claims Reporting - ABS (WH)	Stuck_7day_pend	Funnel claims stuck in Pend 7 day or more	Daily	Active		
Claims Reporting - ABS (WH)	Latino WIP claims	Latino WIP claims	Daily	Active		
Claims Reporting - ABS (WH)	Audit Que Sip	Claims in audit with Paid Amt of $25000 or more	Daily	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Claims Reporting - ABS (WH)	Daily DOFR SCCID Change	DOFR SCC Id change	Daily	Active		
Claims Reporting - ABS (WH)	Adjustments	appends daily adjustments processed to adj database	Daily	Active		
Claims Reporting - ABS (WH)	PDR count	appends daily PDRs processed to PDR database	Daily	Active		
Claims Reporting - ABS (WH)	High $	Daily report on high dollar claims	Daily	Active		
Claims Reporting - ABS (WH)	Reper	Daily report on Repers	Daily	Active		
Claims Reporting - ABS (WH)	PDR	Daily report on PDRs	Daily	Active		
Claims Reporting - ABS (WH)	AZ PDRs	current open AZ PDRs	Daily	Active		
Claims Reporting - ABS (WH)	PDR report	PDR report for Susie O'Mohundro	Daily	Active		
				Active		
Claims Reporting - ABS (WH)	Denied ACS Paper Claims with Attachments	Captures all prior business day denied ACS claims with attachments for all LOBs	Daily	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Claims Reporting - ABS (WH)	Outpatient Multi Days	Captures prior day outpatient multi day claim billings	Daily	Active		
Claims Reporting - ABS (WH)	Inventory Deletes	Captures all prior day claims deletes	Daily	Active		
Claims Reporting - ABS (WH)	High Dollar over $50k Billed Charges - Jim Woys	Captures all ABS Prior Day and On hand claims with billed charges over $50k.	Daily	Active		
Claims Reporting - ABS (WH)	Pend PPDR Report	Captures all claims currently pended with code PPDR	Daily	Active		
Claims Reporting - ABS (WH)	Code 78 Report	Oregon Denials -DISALLOW CODE 78	Daily	Active		
Claims Reporting - ABS (WH)	PERR Report	PERR Pends with AGE	Daily	Active		
Claims Reporting - ABS (WH)	PCON Report	PCON Pends	Daily	Active		
Claims Reporting - ABS (WH)	PCRP Report	PCRP Pends	Daily	Active		
Claims Reporting - ABS (WH)	PCSP Report	PCSP Pends	Daily	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Claims Reporting - ABS (WH)	Top 100 Claims Over 30 Days by Manager	# of Pended Claims over 30 days under each Supervisor	Daily	Active		
Claims Reporting - ABS (WH)	Daily AA Rate Report	Auto Adjudicated vs Manual	Daily	Active		
Claims Reporting - ABS (WH)	IEX Tribal Group Report	Paid and denied POS and HMO claims that belong to a list of specified groups	Daily	Active		
Claims Reporting - ABS (WH)	CMS CAP Report	Non contracted claims for selected RMC codes from the Daily3 file	Daily	Active		
Claims Reporting - ABS (WH)	On and Off Exchange RMC Report	Paid and denied POS and HMO claims by selected RMC codes	Daily	Active		
Claims Reporting - ABS (WH)	AB1455 Report	Report of selected disallow codes by selected vendors	Daily	Active		
Claims Reporting - ABS (WH)	EDI vs Paper Report	25 random claims for both Professional and Institutional showing claim source	Daily	Active		
Claims Reporting - ABS (WH)	CA Over 100K Report	Calif denied claims with billed amount greater than or equal to 100K	Daily	Active		
Claims Reporting - ABS (WH)	AZ OR WA Incoming PDRs Report	Detailed PDR by service form for OR, WA and AZ	Daily	Active		
Claims Reporting - ABS (WH)	AZ Incomping PDRs Report	Detailed PDR by AZ AHCCCS and AZ CSP Non Par	Daily	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Claims Reporting - ABS (WH)	AZ AHCCCS COB Membership Report	AZ AHCCCS Membership report for members who have COB Coverage	Daily	Active		
Claims Reporting - ABS (WH)	Suffixing (Sherman)	Report on current and last 5 days suffixing volumes	Daily	Active		
Claims Reporting - ABS (WH)	Daily Performance Groups (Sherman)	Report on current and last 5 days of performance claims	Daily	Active		
Claims Reporting - ABS (WH)	Daily Performance Groups Suffix Report Sherman)	Report on current and last 5 days performance claims in suffixing	Daily	Active		
Claims Reporting - ABS (WH)	Daily Suffix Queue No Performance Groups Report	Report on current and last 5 days suffixing queue volumes excluding performance claims	Daily	Active		
Claims Reporting - ABS (WH)	Oregon Suffix Queue (Sherman)	Report on current items in Oregon Suffixing queue	Daily	Active		
Claims Reporting - ABS (WH)	Arizona Suffix Queue	Report on current items in Arizona Suffixing queue	Daily	Active		
Claims Reporting - ABS (WH)	OR Adjustments and Appeals - Open Macess SF's	Report on open service forms for OR Adjustments and Appeals team	Daily	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Claims Reporting - ABS (WH)	AZ PI Open Macess SF	Report on open service forms for AZ PI team	Daily	Active		
Claims Reporting - ABS (WH)	AZ AHCCCS Daily Report	Report on AZ AHCCCS claims processed on the previous business day	Daily	Active		
Claims Reporting - ABS (WH)	AZ AHCCCS Claims Summary	Report on historical and current volumes for AZ AHCCCS Claims	Daily	Active		
Claims Reporting - ABS (WH)	Trizetto Scrub Report	Report on Trizetto Scrub description for PATI pended claims	Daily	Active		
Claims Reporting - ABS (WH)	Pharmacy Inventory Report	Report on Pharmacy Related Claims	Daily	Active		
Claims Reporting - ABS (WH)	MHN Inventory Report	Report on MHN Related Claims	Daily	Active		
Claims Reporting - ABS (WH)	AHCCCS Daily Varnish Screening Report	Report on HMO paid/denied/inventory AZ procedure codes D1206 and 96110.	Daily	Active		
Claims Reporting - ABS (WH)	Claims Paid at 96% of Billed Charges Report (AZ Medicaid)	Claims paid at or over 96% of billed charges (Medicaid)	Daily	Active		
Claims Reporting - ABS (WH)	Delinquent Premium	Delinquent Premium	Daily	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Claims Reporting - ABS (Rancho)	Daily_CA_CSP	Closed CSP Previous day with Disallow 8 or 10	Daily	Active		
Claims Reporting - ABS (Rancho)	Daily_Pended_CSP	Currently Pended CSP for certain CPT codes	Daily	Active		
Claims Reporting - ABS (Rancho)	Pend PNCB CDI Report	Claims currently pended for PNCB	Daily	Active		
Claims Reporting - ABS (Rancho)	ABS BillType 130 TIN 953527031	Check to see if this provider bills with TOB 130-ABS	Daily	Active		
Claims Reporting - ABS (Rancho)	Daily PPG Report	PPG 6554 and 6555 Report	Daily	Active		
Claims Reporting - ABS (Rancho)	Denied CSP Letter Codes 11 & 52	Denied with letter code 0011 or 0052	Daily	Active		
Claims Reporting - ABS (Rancho)	CQI Database Report	CQI Audits Database Reports	Daily	Active		
Claims Reporting - ABS (Rancho)	Audit TAT And Interest	CQI Audits turnaround time and interest incurred	Daily	Active		
Claims Reporting - ABS (Rancho)	Disallow 08 CDI Claims	Claims processed with disallow 8	Daily	Active		
Claims Reporting - ABS (Rancho)	CSP Claims Inventory	CSP Inventory Report	Daily	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Claims Reporting - ABS (Rancho)	Non-Standard Claims in Inventory	Bounce from a report delivered to us daily	Daily	Active		
Claims Reporting - ABS (Rancho)	AZ Com. Non-Par Ambulance Inv.	Arizona Amb Report for non pars	Daily	Active		
Claims Reporting - ABS (Rancho)	Recovery Daily Write-off Databse	Update Only: Outstanding recoveries for write-off database	Daily	Active		
Claims Reporting - ABS (Rancho)	Recovery Audit Spreadsheet	Update Only - For use with Monthly Recover Audit Rpt	Daily	Active		
Claims Reporting - ABS (Rancho)	Medicare Advantage Denials	CSP Denied Report	Daily	Active		
Claims Reporting - ABS (Rancho)	Compliance PMED Pends	Claims pended with PMED	Daily	Active		
Claims Reporting - ABS (Rancho)	Audits Daily Released Report	Daily processed claims released from Audits	Daily	Active		
Claims Reporting - ABS (Rancho)	Adjustments Over 25K Net Diff Summary	Claims that adjusted over 25K	Daily	Active		
Claims Reporting - ABS (Rancho)	Supplier Audits Database Production	Audits Database Production report	Daily	Active		
Claims Reporting - ABS (Rancho)	CSP Disallow 18 - Non Par Claims	Non Par Claims with Disallow 18	Daily	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Claims Reporting - ABS (Rancho)	AHCCCS - Denial Letter 5297 Report	AZ AHCCCS Claims denied with letter code 5297	Daily	Active		
Claims Reporting - ABS (Rancho)	Daily Disallow 57	Claims disallowed with Disallow 57	Daily	Active		
Claims Reporting - ABS (Rancho)	Duals Denied Report	Medi-Conect Duals Denied Report (disallow specific)	Daily	Active		
Claims Reporting - ABS (WH)	ASH Contracted Providers Aged 5 Days or More	Reports all ASH contracted providers where claim age is 5 days or greater	Daily	Active		
Claims Reporting - ABS (WH)	E&M Open Service Forms	Report of open service forms in Macess for E&M box	Weekly	Active		
Claims Reporting - ABS (WH)	Medicare Advantage Development Audits	Weekly Report on MA Claims to Audit development process	Weekly	Active		
Claims Reporting - ABS (WH)	Chiro Report(Lilit)	Weekly report on Chiro related claims	Weekly	Active		
Claims Reporting - ABS (WH)	Healthy Family Fee Key Report	Report on Healthy Families Claims including Fee Key Info	Weekly	Active		
Claims Reporting - ABS (WH)	ICD9 Report (Kenia)	Report on specific ICD9 codes as provided by requester	Weekly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Claims Reporting - ABS (WH)	Oregon Day 3 reports	OR Paid, Inventory, Denied claims for the week	Weekly	Active		
Claims Reporting - ABS (WH)	DOFR ER NewDay Report	ER DOFR claims	Weekly	Active		
Claims Reporting - ABS (WH)	UC,Boeing & Verizon Adjustments	Adjustments processed by Supplier	Weekly	Active		
Claims Reporting - ABS (WH)	Denied Clams with Payable DOFR		Weekly	Active		
Claims Reporting - ABS (WH)	Weekly PDR	Tracks PDRs proc & TAT for the previous week (DMHC & DOI)	Weekly	Active		
Claims Reporting - ABS (WH)	Weekly CMS PDR	Tracks CMS PDRs proc & TAT for the previous week	Weekly	Active		
Claims Reporting - ABS (WH)	Weekly OR/WA PDRs	Tracks OR/WA PDRs processed for the previous week	Weekly	Active		
Claims Reporting - ABS (WH)	Supplier - Dashboard	NE/AZ current month to date stats	Weekly	Active		
Claims Reporting - ABS (WH)	ACA - Womens Prev Care	Weekly claims processed for specific srv codes and diag codes	Weekly	Active		
Claims Reporting - ABS (WH)	ACA - Prev Care	Weekly claims processed for specific srv codes and diag codes	Weekly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Claims Reporting - ABS (WH)	Stater Bros - Accumulator	Accumulative OOPM & Deductible report for specific group	Weekly	Active		
Claims Reporting - ABS (WH)	UCLA Anesthesia Paid Claims Report	Paid claims by tax ID	Weekly	Active		
Claims Reporting - ABS (WH)	Saddleback Orangecoast Report	Inventory Report by selected tax ID and rev codes	Weekly	Active		
Claims Reporting - ABS (WH)	HSA Database Load	Using Business Objects to capture HSA data and load files	Weekly	Active		
Claims Reporting - ABS (WH)	Validate Weekly Supplier	Upon request from Heidi	Weekly	Active		
Claims Reporting - ABS (Rancho)	Sarbanes 3538 Report (New)	SOX Specific Report	Weekly	Active		
Claims Reporting - ABS (Rancho)	Member Pay Adjustments	Adjusted claims based on Member Payment	Weekly	Active		
Claims Reporting - ABS (Rancho)	Disallow 28 Report	Claims disallowed with disallow 28	Weekly	Active		
Claims Reporting - ABS (Rancho)	DRG Report (Wednesdays)	DRG specific report	Weekly	Active		
Claims Reporting - ABS (Rancho)	Sutter Mod 26/TC	Sutter claims priced with modifiers 26 or TC	Weekly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Claims Reporting - ABS (Rancho)	Recovery ML TPL Letter Report	Volume or TPL letters	Weekly	Active		
Claims Reporting - ABS (Rancho)	Recovery ML TPL Load Cases	Load new TPL cases from DHCS and Cal Viva	Weekly	Active		
Claims Reporting - ABS (Rancho)	Recovery ML TPL Aged Report	Volume of TPL age	Weekly	Active		
Claims Reporting - ABS (Rancho)	Recovery TPL CFW-DHCS (Wed)	Encrypted TPL DHCS specific report	Weekly	Active		
Claims Reporting - ABS (Rancho)	Recovery TPL CFW-CalViva (Wed)	Encrypted TPL CalViva specific report	Weekly	Active		
Claims Reporting - ABS (Rancho)	Recovery COB Not Taken Update (Wed)	Update COB data in COB Not Taken DB	Weekly	Active		
Claims Reporting - ABS (Rancho)	ABS MaxiMed Cap Deduct (Fri)	ABS CapDeduct review for MaxiMed	Weekly	Active		
Claims Reporting - ABS (Rancho)	MedCap Report (Mon)	MedCap Check number report	Weekly	Active		
Claims Reporting - ABS (Rancho)	AZ Provider Collections - Zero Balance Report	Arizona Collections tracking	Weekly	Active		
Claims Reporting - ABS (Rancho)	99397 iHealth Disallow	iHealth disallows with cpt 99397	Weekly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Claims Reporting - ABS (Rancho)	Oregon Medicare Dsallow 179 or 181	Oregon Medicare claims with specific disallow codes	Weekly	Active		
Claims Reporting - ABS (Rancho)	Claims paid at 96% of Billed Charges for Oregon and Washington	only Oregon and Washington claims, paid at 96% of billed	Weekly	Active		
Claims Reporting - ABS (WH)	Adjusted Claims	Captures all adjusted claims for CA and OR regions for prior week	Weekly	Active		
Claims Reporting - ABS (WH)	Admit Diff Report	Captures all institutional claims for prior week where admit date is different than service date	Weekly	Active		
Claims Reporting - ABS (WH)	DOFR Category 5 WIP and History	Captures all DOFR WIP and History Status claims for prior week processed with Claims Categ 5	Weekly	Active		
Claims Reporting - ABS (WH)	Inventory Roll up	Production & Receipts	Weekly	Active		
Claims Reporting - ABS (WH)	Daily CA & OR & AZ Supplier Report	Production on new day & adjusted claims	Weekly	Active		
Claims Reporting - ABS (WH)	Bi-Weekly Report on tax id#03-0378442 & 26-1440485B	all processed claims under this tax id#	Weekly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Claims Reporting - ABS (WH)	TAT Report	Turnaround time report on all products including DMHC for CA & OR	Weekly	Active		
Claims Reporting - ABS (WH)	Various Denials Report- Medicare Advantage	# of CSP Various Denial	Weekly	Active		
Claims Reporting - ABS (WH)	Various Denials Report	Disallow codes on 10 Or 46 Or 61 Or 62 Or 78 Or 132 Or 133 Or 153	Weekly	Active		
Claims Reporting - ABS (Rancho)	Special Provider Paid at 96 Perc - OR_WA	Special Provider (list) Paid at 96 Perc - OR_WA	Weekly	Active		
Claims Reporting - ABS (WH)	First Choice	Report on First Choice claims	EVERY TWO WEEKS	Active		
Claims Reporting - ABS (WH)	Supplier Production - MC400	Monthly MC400 Report for claims processed during the previous month	Monthly	Active		
Claims Reporting - ABS (WH)	Supplier Dashboard - MC400	Dashboard Report for claims processed and service forms on MC400	Monthly	Active		
Claims Reporting - ABS (WH)	Performance TAT	MC400 Performance Claims TAT for previous month	Monthly	Active		
Claims Reporting - ABS (WH)	CalPERS Claims Processed Previous month	Report on all CalPERS group claims processed in the previous month	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Claims Reporting - ABS (WH)	PMR Metrics for CPD's 105,106, 691, 692, 708, 709	Monthly PMR Metrics Reports for Lisa Brickey	Monthly	Active		
Claims Reporting - ABS (WH)	PMR Metrics for Cal MediConnect claims - TAT 30, 45 days	PMR Metric results for Cal MediConnect (Hugo / James Lee)	Monthly	Active		
Claims Reporting - ABS (WH)	CMC Report Card	Report card for Cal MediConnect service forms and adjustments	Monthly	Active		
Claims Reporting - ABS (WH)	Massachusetts Paid Claims	Tracks checks paid to Massachusetts providers (Out of State PPO/Indemnity)	Monthly	Active		
Claims Reporting - ABS (WH)	Outstanding checks	Track current outstanding checks	Monthly	Active		
Claims Reporting - ABS (WH)	Performance Standards	Performance results for TAT, Financial, Payment & Procedural accuracy	Monthly	Active		
Claims Reporting - ABS (WH)	OR metrics	OR TAT & Adjustment percentage	Monthly	Active		
Claims Reporting - ABS (WH)	OR EDI	volume of EDI/Paper claims	Monthly	Active		
Claims Reporting - ABS (WH)	PDR - Check Write TAT	TAT between Proc date & check date	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Claims Reporting - ABS (WH)	Dream Report	Monthly adjustments processed for all regions	Monthly	Active		
Claims Reporting - ABS (WH)	Medicare Part C - appeals disputes & dismissals	Report monthly PDRs/ADJs processed for specific adj codes	Monthly	Active		
Claims Reporting - ABS (WH)	MEMB SOX	Walt's	Monthly	Active		
Claims Reporting - ABS (WH)	Abortion Funds	Report monthly claims processed for specific abortion procedure codes	Monthly	Active		
Claims Reporting - ABS (WH)	Monthly HNS	Captures all current Viant Providers for each month who have not yet terminated their contracts	Monthly	Active		
Claims Reporting - ABS (WH)	ABS Adjustments by Examiner	Captures a subset of adjusted claims for prior month by specific examiners	Monthly	Active		
Claims Reporting - ABS (WH)	UCLA ER claims	Captures all ER claims billed by UCLA and paid by Health Net for prior month	Monthly	Active		
Claims Reporting - ABS (WH)	OR and WA New Day TAT Claims	Captures all new day claims for OR and WA and identifies those processed within TAT of 30 days and over. (CPD-111, CPD-112, CPD-104)	Monthly	Active		
Claims Reporting - ABS (WH)	Monthly Sef Bill Reports	Captures all CA and AZ HMO and POS claims that went through the vendor pricing funnel for prior month and identifies the Health Net savings for each record	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Claims Reporting - ABS (WH)	AZ DOI Report	Captures all AZ Commercial Paid and Denied clean and unclean claims	Monthly	Active		
Claims Reporting - ABS (WH)	AZ Med Supp	Captures all claims activity for prior month for AZ Med Supp members	Monthly	Active		
Claims Reporting - ABS (WH)	TP Claims Report	Captures all transplant related claims for prior month	Monthly	Active		
Claims Reporting - ABS (WH)	AZ AHCCCS Dashboard	Captures all prior month AZ AHCCCS claims with the various volume and TAT metrics	Monthly	Active		
Claims Reporting - ABS (WH)	Anesthesia Report with unit greater than 1	All anesthesia svcs when unit values are greater than 1	Monthly	Active		
Claims Reporting - ABS (WH)	Pain Management Report	based on specific cpt codes	Monthly	Active		
Claims Reporting - ABS (WH)	Monthly Interest Report	Interest applied on new day & adjusted claims	Monthly	Active		
Claims Reporting - ABS (WH)	Supplier Dream Report on CA & OR & AZ	provide the reason why the claim was adjusted	Monthly	Active		
Claims Reporting - ABS (WH)	Supplier Performance Metrics/Recovery Report CA & OR & AZ	Monthly STATs production, receipts, TAT, Pends etc (used to reimburse Supplier)	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Claims Reporting - ABS (WH)	PMR-CPD#81 PPO/EPO TAT Report	TAT	Monthly	Active		
Claims Reporting - ABS (WH)	PMR-CPD#690 AZ HMO/PPO TAT Acknowledge Letter Report	TAT	Monthly	Active		
Claims Reporting - ABS (WH)	Hospice Report	Report on Hospice related claims by membership report for Rachel Valine	Monthly	Active		
Claims Reporting - ABS (WH)	AZ Admin Pymnts & ABS Admin Pymnts	AZ admin pymnts by Associate, ABS admin pymnts CC by claim , A & G admin pymnts by claim	Monthly	Active		
Claims Reporting - ABS (WH)	Dream Report	Dream Report for NE, CT Adjust Reports(2), Bucket Review, and Broad Specific Category Report	Monthly	Active		
Claims Reporting - ABS (WH)	AZ Dream Report	Dream report is run for AZ with tabs breakingout products	Monthly	Active		
Claims Reporting - ABS (WH)	Denials	Line count by reason code	Monthly	Active		
Claims Reporting - ABS (WH)	COB Dashboard	Monthly, quarterly and YTD COB for NE and AZ	Monthly	Active		
Claims Reporting - ABS (WH)	SOX Production Control	BEING DISCONTINUED - waiting for decision	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Claims Reporting - ABS (WH)	WC COB Audit	For MC400 COB updates	Monthly	Active		
Claims Reporting - ABS (WH)	Oregon Ambulance	Paid and denied Oregon Ambulance claims for POS, HMO and IND	Monthly	Active		
Claims Reporting - ABS (WH)	Saddleback and Orangecoast	Monthly version of the weekly report	Monthly	Active		
Claims Reporting - ABS (WH)	SIMNSA	Incorrect claim payments for specific medical group and provider network in Mexico	Monthly	Active		
Claims Reporting - ABS (WH)	SIMNSA PPG 3037	Incorrect claim payments for specific medical group and provider network in Mexico for PPG 3037 only	Monthly	Active		
Claims Reporting - ABS (WH)	AZ DOI Reports	6 statistical AZ MC400 reports	Monthly	Active		
Claims Reporting - ABS (WH)	AHCCCS Processed Offshore	Report of all AZ AHCCCS Claims that were processed by an offshore examiner	Monthly	Active		
Claims Reporting - ABS (WH)	Hospice Report	Medicare hospice paid claims	Monthly	Active		
Claims Reporting - ABS (Rancho)	ATA Sampling for Claims Audit	Audit the Auditor sample report for additional audits	Monthly	Active		
Claims Reporting - ABS (Rancho)	Contested Claims over 100K Billed (ABS)	Contested claims that are billed >100K	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Claims Reporting - ABS (Rancho)	PnP Report (CA, AZ, OR)	All region Policy and Procedure report from Lotus	Monthly	Active		
Claims Reporting - ABS (Rancho)	CA, OR/WA & AZ Retro Term	All Region Retro Terms	Monthly	Active		
Claims Reporting - ABS (Rancho)	Sutter Enrollment *Discontinued 8/2014*	Monthly count of Sutter members	Monthly	Active		
Claims Reporting - ABS (Rancho)	120-103 Viant Reports	Claims priced by viant	Monthly	Active		
Claims Reporting - ABS (Rancho)	CVS Caremark	CVS Specific report	Monthly	Active		
Claims Reporting - ABS (Rancho)	Raytheon (Sunset)	Raytheon Specific report	Monthly	Active		
Claims Reporting - ABS (Rancho)	Examiner Data	Detail on specific examiners	Monthly	Active		
Claims Reporting - ABS (Rancho)	Mod 80 Report	Claims priced with Modifier 80	Monthly	Active		
Claims Reporting - ABS (Rancho)	HNCA "Q5" Recovery Report	Claims recovery processed with Q5	Monthly	Active		
Claims Reporting - ABS (Rancho)	Tier 2-3 Disallow 8 AA Claims	Auto Adjud with Disallow 8	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Claims Reporting - ABS (Rancho)	Org Chart & PageCenter	SOX reports from Org Chart and PageCenter	Monthly	Active		
Claims Reporting - ABS (Rancho)	Hoffman Report	Provider specific report	Monthly	Active		
Claims Reporting - ABS (Rancho)	CSP IP DOS Outside Mbr Eligibility	IP claims processed with mbr not eligible	Monthly	Active		
Claims Reporting - ABS (Rancho)	CMS Mock Audit	CMS mock audit readiness report	Monthly	Active		
Claims Reporting - ABS (Rancho)	Vaden Students	Vaden College specific report	Monthly	Active		
Claims Reporting - ABS (Rancho)	ABS Possible Duplicates	check for paid duplicate claims	Monthly	Active		
Claims Reporting - ABS (Rancho)	AZ AA Claims	Auto Adjudicated AZ claims	Monthly	Active		
Claims Reporting - ABS (Rancho)	PPO CDI Claims Disallow 18	PPO claims processed with disallow 18	Monthly	Active		
Claims Reporting - ABS (Rancho)	ASHP Disallow 78	ASHP claims processed with disallow 78	Monthly	Active		
Claims Reporting - ABS (Rancho)	ICD9 EVM Claims CSP Report	EVM specific claims, include ICD9	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Claims Reporting - ABS (Rancho)	CDI Adjustment Report	CDI Specific Adjustment Report	Monthly	Active		
Claims Reporting - ABS (Rancho)	ADI Report	ADI Specific Adjustment Report	Monthly	Active		
Claims Reporting - ABS (Rancho)	Autism Claims - Comm 54	Autism Claims	Monthly	Active		
Claims Reporting - ABS (Rancho)	Medical Records Reimbursement		Monthly	Active		
Claims Reporting - ABS (Rancho)	AA Claims Later Adjusted	Auto Adjud claims that required adjustment	Monthly	Active		
Claims Reporting - ABS (Rancho)	Prof Paid Claims w/Modifier 50 Report	Claims processed using Modifier 50	Monthly	Active		
Claims Reporting - ABS (Rancho)	Recovery ML TPL Closed	Closed ML TPL cases	Monthly	Active		
Claims Reporting - ABS (Rancho)	Recovery ML Outstanding by Prov (OP Requests)	Provider summary outstanding cases	Monthly	Active		
Claims Reporting - ABS (Rancho)	Recovery Adjustment Report	Recovery adjustment report	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Claims Reporting - ABS (Rancho)	Recovery COBRA over 65	Members over 65 cobra specific report	Monthly	Active		
Claims Reporting - ABS (Rancho)	Performance Metrics	Full Claims Metrics	Monthly	Active		
Claims Reporting - ABS (Rancho)	WA Acknowledgements	Washington claims acknowledged age	Monthly	Active		
Claims Reporting - ABS (Rancho)	Recovery Refund Reconciliation	Refund Report	Monthly	Active		
Claims Reporting - ABS (Rancho)	Recovery HMS Reports	HMS Recoveries reports	Monthly	Active		
Claims Reporting - ABS (Rancho)	AZ PPG Cap Deduct Detail	AZ PCP PPG Cap Deduct	Monthly	Active		
Claims Reporting - ABS (Rancho)	Data iSight	Claims repriced by Data iSight	Monthly	Active		
Claims Reporting - ABS (Rancho)	Claims Leakage-Interest prevention	Claims with large interest payments	Monthly	Active		
Claims Reporting - ABS (Rancho)	Claims Leakage-Paid > Billed	Claims paid over billed charges	Monthly	Active		
Claims Reporting - ABS (Rancho)	Recovery Audit Reports	Recovery claims being sent for auditing	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Claims Reporting - ABS (Rancho)	Monthly Other COB Paid	Summary of Other COB amounts paid per region	Monthly	Active		
Claims Reporting - ABS (Rancho)	Failed to COB Report	Claims with Failed to COB adj codes	Monthly	Active		
Claims Reporting - ABS (Rancho)	Reper Based on Adjustments	Claims identified as reper	Monthly	Active		
Claims Reporting - ABS (Rancho)	Possible Reper	Claims that could possibly return as repers	Monthly	Active		
Claims Reporting - ABS (Rancho)	UC ACO Re-imbursement Report	Medical record reimbursement requests	Monthly	Active		
Claims Reporting - ABS (Rancho)	Beginning ABS Pre-Pay Audit Inventory by MOS	ABS Pre-Pay Audit inventory at start of each month	Monthly	Active		
Claims Reporting - ABS (WH)	University of California Quarterly Results	Quarterly performance	Quarterly	Active		
Claims Reporting - ABS (WH)	Boeing adjustments	Percentage of adjustments for the qtr	Quarterly	Active		
Claims Reporting - ABS (WH)	CVS adjustments	Percentage of adjustments for the qtr	Quarterly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Claims Reporting - ABS (WH)	UC Postdocs adjustments	Percentage of adjustments for the qtr	Quarterly	Active		
Claims Reporting - ABS (WH)	UC adjustments	Percentage of adjustments for the qtr	Quarterly	Active		
Claims Reporting - ABS (WH)	Bank of America - DMHC timeline	Stats on 45 day TAT	Quarterly	Active		
Claims Reporting - ABS (WH)	Boeing - DMHC timeline	Stats on 45 day TAT	Quarterly	Active		
Claims Reporting - ABS (WH)	DMHC	Qtrly number for DMHC RMCs	Quarterly	Active		
Claims Reporting - ABS (WH)	BOB & Perf Group Stats	Qtrly stats (TAT and financial, procedural & payment accuracy)	Quarterly	Active		
Claims Reporting - ABS (WH)	TOP 5	Walt's	Quarterly	Active		
Claims Reporting - ABS (WH)	Apria Leakage Report	Paid claims for specific CPT codes and Tax ID	Quarterly	Active		
Claims Reporting - ABS (Rancho)	PODs Reports	POD Report	Quarterly	Active		
Claims Reporting - ABS (Rancho)	Recovery MSP Overlap	COB Overlap based on multiple received MSP spreadsheets	Quarterly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Claims Reporting - ABS (Rancho)	Recovery Coll Vend Plcmnt - CR	Encrypt - Vendor placement collections report	Quarterly	Active		
Claims Reporting - ABS (Rancho)	Recovery Coll Vend Plcmnt - GBC	Encrypt - Vendor placement collections report	Quarterly	Active		
Claims Reporting - ABS (Rancho)	Recovery Coll Vend Plcmnt - SRI	Encrypt - Vendor placement collections report	Quarterly	Active		
Claims Reporting - ABS (Rancho)	Recovery Vendor Analysis	Recovery Vendor total collected summary	Quarterly	Active		
Claims Reporting - ABS (WH)	Cedar Sinai Monthly PPG reports	Captures all claims activity for Cedar Sinai PPG members for previous month	Quarterly	Active		
Claims Reporting - ABS (WH)	Monthly DME Leakage Report	Captures all DME claims for HMO and CSP products for prior month	Quarterly	Active		
Claims Reporting - ABS (WH)	Monthly Home Health Leakage Report	Captures all Home Health claims for HMO and CSP products for prior month	Quarterly	Active		
Claims Reporting - ABS (WH)	CMS Medicare Part C-Org Determ Reports	Captures all CA, OR, and AZ Medicare claims according to CMS requirements for prior quarter	Quarterly	Active		
Claims Reporting - ABS (WH)	CMS MMP - Org Determ Report	Captures all CA Duals MMP claims according to CMS requirements for prior quarter	Quarterly	Active		
Claims Reporting - ABS (WH)	Health Net_STAT	ASO Plan, RMC PN & GN, Aging Pending Inventory Report	Quarterly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Claims Reporting - ABS (WH)	CMS Incentive Bonus Payment - PCIP	Quarterly CMS Incentive payment project	Quarterly	Active		
Claims Reporting - ABS (WH)	CMS Incentive Bonus Payment - HPSA	Quarterly CMS Incentive payment project	Quarterly	Active		
Claims Reporting - ABS (WH)	CMS Incentive Bonus Payment - HPSI	Quarterly CMS Incentive payment project	Quarterly	Active		
Claims Reporting - ABS (WH)	AZ DOI	Report of AZ commercial and medicare by month (Note: Jan-Dec due Apr 1, and Jan - Jun Due Oct 1)	TWICE YEARLY	Active		
Claims Reporting - ABS (WH)	CMS MMP LTSS Reports	Captures all CA Duals MMP LTSS (Long-Term Services and Supplies) claims - includes LTS and CBAS (Note: Jan-Jun due in July, and Jul-Dec due in Jan)	TWICE YEARLY	Active		
Claims Reporting - ABS (WH)	University of California Year End Results	Year end performance	YEARLY	Active		
Claims Reporting - ABS (WH)	PBGH	Year end performance	YEARLY	Active		
Claims Reporting - ABS (WH)	CMS Incentive Bonus Payment - PQRS	Annual CMS Incentive payment project	YEARLY	Active		
Claims Reporting - ABS (WH)	CMS Incentive Bonus Payment - XXXX	Annual CMS Incentive payment project	YEARLY	Active		
PDR (from CC) Commercial/	Late Cases	Lead runs report daily/monthly to capture late forwarded cases (>6 days from receipt and not yet forwarded to Claims)	Daily & Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Medicare						
PDR-SHP (Medi-Cal)	Reconciliation report for Claims (all MMA overturned cases).	Reconciliation report of appeals sent from PDR, excel format. This is for all MMA overturn cases that Claims Department needs to pay.	Daily	Active		
PDR-SHP (Medi-Cal)	Reconciliation report for Medical Management (all MMA cases that need review)	Reconciliation report of appeals sent from PDR, excel format	Daily	Active		
PDR-SHP (Medi-Cal)	Reconciliation report for Claims (all MA9R cases that need review)	Reconciliation report of appeals sent from PDR, excel format	Daily	Active		
PDR-SHP (Medi-Cal)	Supplier Reconciliation and TAT report	Report showing the aging of the cases pending to be processed and cases needing correction. The agreed TAT is 6 working day.	Daily	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
PDR-SHP (Medi-Cal)	Weekly PDR Compliance Reports : Health Net, CalViva, Cal-Optima, Molina (four separate excel reports)	PDR status for the week this report is sent to upper management from: Compliance, Claims, MRU, Medical Management.	Weekly	Active		
PDR-Arizona AHCCCS (Medicaid)	Arizona Weekly PDR Compliance Report	PDR status for the week this report is sent to upper management from: Compliance, Claims, MRU, Medical Management.	Weekly	In Develop ment		
PDR-SHP (Medi-Cal)	Weekly PDR Status Report for Claims	Compliance report listing all the cases by age. This report was designed to help claims/medical management work appeals from oldest to newest and help stay within compliance guidelines per AB1455	Weekly	Active		
PDR-SHP (Medi-Cal)	Weekly PDR Escalation Report for Claims	Report showing all cases that will be due per AB1455 guidelines within the next 7 days. Escalation report for claims/ medical management to prioritize the cases listed and closed within timely guidelines	Weekly	Active		
PDR-SHP (Medi-Cal)	Weekly PDR Status Report for Medical Management	Compliance report listing all the cases by age. This report was designed to help claims/medical management work appeals from oldest to newest and help stay within compliance guidelines per AB1455.	Weekly	Active		
PDR-SHP (Medi-Cal)	Weekly PDR Escalation Report for Medical Management	Report showing all cases that will be due per AB1455 guidelines within the next 7 days. Escalation report for claims/ medical management to prioritize the cases listed and closed within timely guidelines	Weekly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
PDR-SHP (Medi-Cal)	Supplier Weekly Closure Report	All cases that are returned from Claims because they were paid or denied using EOC 901 or 902. A list is pulled from the Access database, saved in the Supplier share drive. Supplier on Wednesday reviews each claim, line by line to ensure the cases were paid or denied correctly. If they were correctly process they close the Access Database with the check date.	Weekly	Active		
PDR-SHP (Medi-Cal)	Monthly PDR Compliance Report: HNT, CalVival, Cal-Optima, Molina	Monthly report sent to upper management from; Compliance, Claims, MRU, Medical Management, and the VP's. This report is sent for the previous month, due before the 15th	Monthly	Active		
PDR-SHP (Medi-Cal)	PMRU Report	Percentage and numbers (Out of Compliance and Compliant) taken from the Monthly Reports	Monthly	Active		
PDR-SHP (Medi-Cal)	DMHC Mock Audit Report/data pull	Report showing all the closed true appeal cases for the previous month. The Data is used by Compliance: Abraham Guizar for the mock DMHC audit. To ensure HNT is within compliance guidelines by the DMHC. Report due 1st of every month & data is combined for HNT, CalViva, Cal-Optima & Molina. It excludes any cases processed by Onshore. Onshore processes DMHC/DHCS, Legal/Meet & Confer cases which are not counted in the DMHC reportable universe.	Monthly	Active		
PDR-SHP (Medi-Cal)	Medical Management Monthly Report	Report showing a breakdown of all cases processed by Medical Management according to outcome: upheld, overturned, partial, etc.	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
PDR-SHP (Medi-Cal)	Productivity Report	Report showing previous months stats on: DMHC/DHCS cases or any cases worked as if they were DMHC (in order avoid DMHC filings)	Monthly	Active		
PDR-SHP (Medi-Cal)	Supplier/Supplier Monthly Production Report	Production report for all cases processed by Supplier. This report is sent to Renne A DeStefano for invoicing and payment to Supplier.	Monthly	Active		
PDR-Arizona AHCCCS (Medicaid)	Arizona Monthly PDR AHCCCS Report	ABS & MACESS Data showing what is received, pending and closed	Monthly	Active		
PDR-Arizona AHCCCS (Medicaid)	Arizona Monthly PMR Report	Cam Ha send template to fill out. Template captures: 1)Number of disputes were acknowledged at 5 days; 2) Number of disputes closed at 30 business days or older; 3) Number of overturned disputes paid in manner consistent within 15 business days of the date of the Decision; 4) Number of Provider State Fair Hearings submitted with 5 business days of receipt, submitted to the Office of Administrative Legal Services (AHCCCS)	Monthly	Active		
PDR-SHP (Medi-Cal)	Quarterly Compliance reports: HNT, CalViva, Cal-Optima, HNT	Separate report for each Plan to show the compliance percentage for the quarter.	Quarterly	Active		
PDR-SHP (Medi-Cal)	Annual Compliance reports: HNT, CalViva, Cal-Optima, HNT	Separate report for each Plan to show the compliance percentage for the year.	YEARLY	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
PDR-SHP (Medi-Cal)	CalViva Quarterly breakdown or receipts during the reporting period	Excel format show, all received cases during the reporting period	Quarterly	Active		
Prior Auth	PEGA Mars outbox report	This report should include daily inventory for all regions. The information should include volumes of open items to be processed, by date received, region and request priority	Daily	Active		
Prior Auth	PEGA Mars outbox report	This report should include total number of items processed for the timeframe of the report. (daily or monthly).	Daily & Monthly	Active		
Prior Auth	PEGA Mars outbox report	Report should reflect total number of requests received per month by line of business, region, request priority.	Monthly	Active		
Prior Auth	Service Level Agreements	Tracking of Service Levels as indicated in the Service Level Agreement Document for all lines of business. Provide root cause and corrective action plan for any service level not met.	Monthly	No		
		Report to measure turnaround time of Urgent Concurrent requests. Measured start from request received date and time and measure stop time from completion of request or date and time submitted to clinical team for review.				
		Notification timeliness - Report to measure 100% of cases requiring notification are completed within regulatory timeframes.				
		Phone calls – Average Speed to Answer				

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
		within <45 seconds and <5% abandonment rate.				
Prior Auth	Compliance Monitoring	Address any service failure that did not meet compliance TAT. Provide root cause and provide Corrective Action Plan for each case.	Monthly	No		
MRU	Macess Inventory report (6995)	This report should include daily inventory for all regions. The information should include volumes of open items to be processed, by date received, region	Daily	Active		
MRU	MRU Reports for Production	This report should include total number of items processed for the timeframe of the report. (daily or monthly).	Daily & Monthly	Active		
MRU	Macess Inventory report (6995)	Report should reflect total number of requests received per month by line of business, region	Monthly	Active		
MRU	Service Level Agreements	Tracking of Service Levels as indicated in the Service Level Agreement Document for all lines of business. Provide root cause and corrective action plan for any service level not met.	Monthly	No		
		Report on TAT of cases requiring Health Net review are routed within 4 business hours.				
		Report on escalated cases from claims are processed <=24 hours.				
		Report on All post service requests are <=9 calendar days.				
MRU	Compliance Monitoring	Address any service failure that did not meet compliance TAT. Provide root cause and provide Corrective Action Plan for each case.	Monthly	No		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
HNU	Inventory Volume	This report should include daily inventory for all regions. The information should include volumes of open items to be processed, by date received, region	Daily	Active - Manual		
HNU	Medical Management Productivity Report	This report should include total number of items processed for the timeframe of the report. (daily or monthly).	Daily & Monthly	Active		
HNU	KPI reporting	Report should reflect total number of requests received per month by line of business, region	Monthly	Active		
HNU	Service Level Agreements	Tracking of Service Levels as indicated in the Service Level Agreement Document for all lines of business. Provide root cause and corrective action plan for any service level not met.	Monthly	No		
		Report 99% of cases prepared, documented and routine in Med Mgme within 4 hours of receipt.				
		Phone calls – Average Speed to Answer within <45 seconds and <5% abandonment rate.				
HNU	Compliance Monitoring	Address any service failure that did not meet compliance TAT. Provide root cause and provide Corrective Action Plan for each case.	Monthly	Active		
CCR UMC	Hospital Admit Aging Report (7039)	This report should include daily inventory for all regions. The information should include volumes of open items to be processed, by date received, region	Daily	Active		
	AZ/OR Inpatient Worklist					

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
CCR UMC	Production Report	This report should include total number of items processed for the timeframe of the report. (daily or monthly).	Daily & Monthly	Active		
CCR UMC	Hospital Admit Aging Report (7039)	Report should reflect total number of requests received per month by line of business, region	Monthly	Active		
CCR UMC	Service Level Agreements	Tracking of Service Levels as indicated in the Service Level Agreement Document for all lines of business. Provide root cause and corrective action plan for any service level not met.	Monthly	No		
		100% of cases completed or routed within 4 business hours. Report to include turnaround times for this process.				
		100% of cases needing RN escalation routed within 2 business hours.				
		100% of cases prepared for updates within 4 business hours of request.				
CCR UMC	Compliance Monitoring	Address any service failure that did not meet compliance TAT. Provide root cause and provide Corrective Action Plan for each case.	Monthly	Active		
Config/Capitation/PDM	Quality and TAT Metrics Reports	Monthly production reports provided to Health Care Analytics for Commercial PMR	Monthly	Active		
Provider Data Management	Reject Quality Report	Report provided to Provider Network Management identifying PNM errors in all work types provided from PNM to PDM	Monthly	Active		
Provider Data Management	AHCCCS Provider ID's	Batch Report to AHCCCS identifying AHCCCS assigned Provider ID's needed for claims processing	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Provider Data Management	Debarment	Sent to Network Management for contracted providers	As debarment information is received	Active		
Provider Data Management	HEDIS	Questionnaire sent to PDM from Health Net HEDIS reporting group.	Annual	Active		
Capitation	MLR Report	Identifies Capitation health care expenditures for determining Medical Loss Ratios. Sent to Network Management	Annual	Active		
Capitation	PPG/Hospital terms	Identifies deficit/liabilities for hospitals/PPG's who have termed. Sent to Actuarial, Provider5 Network Management and Finance	Quarterly	Active		
Capitation	Monthly Financial Report	Provided to Divisional Accounting to identify G/L debit, credits	Monthly	Active		
Capitation	CAP Payment and Eligibility	Activity, eligibility, CAP detail and employee group ID reports sent to PPG/Hospitals	Monthly or Weekly	Active		
Appeals and Grievances	Daily A&G Dashboard	Summary of all A&G cases daily, including Out of Compliance (OOC) cases and if a Corrective Action Plan (CAP) would be needed. All Lines of Business (LOBs)	Daily	Active		
Appeals and Grievances	Daily Medicare Error Report	Report of A&G cases reporting errors. LOB: Medicare	Daily	Active		
Appeals and Grievances	MAXIMUS Website Reconciliation Report	Reconciliation Report used to reconcile our reports to the MAXIMUS website. LOB: Medicare	Daily	Active, requires coordination with the MAXIMUS		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
				Federal Services website		
Appeals and Grievances	Cases Due Today & Cases Closed Yesterday	A&G Cases that were due today and cases that were closed yesterday. All LOBs	Daily	Active		
Appeals and Grievances	Medicare CA, AZ, OR Exempt Grievance Detail Report	Medicare Oral Grievances. LOB: Medicare	Daily	Active		
Appeals and Grievances	Commercial CA, AZ, OR Exempt Grievance Detail Report	Commercial Exempt Grievances. LOB: Commercial	Daily	Active		
Appeals and Grievances	AZ Medicaid (Maces Cases)	Listing of all cases created for AZ Arizona Health Care Cost containment System (AHCCCS). LOB: AZ State Health Plan (SHP)	Daily	Active		
Appeals and Grievances	A&G Cases - Claims Reprocessing	A&G Cases that need Claims Reprocessing. All LOBs	Daily	Active		
Appeals and Grievances	A&G Cases - Claims Verification	A&G Cases that need Claims Verification. All LOBs	Daily	Active		
Appeals and Grievances	Cases Closed Report	Cases Closed. All LOBs	Daily	Active		
Appeals and Grievances	Cases Coded Report	Cases Coded. All LOBs	Daily	Active		
Appeals and	Cases Due	Following week Cases Due. All LOBs	Daily	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Grievances	following week					
Appeals and Grievances	Cases Due this week - Case #	Case #'s for Cases Due this week. All LOBs	Daily	Active		
Appeals and Grievances	Cases Not Coded Report	Cases Not Coded. All LOBs	Daily	Active		
Appeals and Grievances	Daily Compliance report - MTD	Month to Date (MTD) Daily Compliance report. All LOBs	Daily	Active		
Appeals and Grievances	Daily Performance Guarantee Open Cases - A&G	A&G Daily Open Cases Performance Guarantee. All LOBs	Daily	Active		
Appeals and Grievances	Daily Performance Guarantee Open Cases - Inquiries	Daily Performance Guarantee Open Cases Inquiries for Performance Guarantee. All LOBs	Daily	Active		
Appeals and Grievances	OOC Reports - Daily	Daily Report for Out of Compliance A&G cases. All LOBs	Daily	Active		
Appeals and Grievances	Open Ack Compliance - All regions	Open Ack Compliance. All LOBs	Daily	Active		
Appeals and Grievances	SHP & Medsupp - Reporting	SHP & Medsupp providing the A&G team with production data open cases, received cases, closed cases along with summaries to be used on the dashboard. LOB: SHP	Daily	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Appeals and Grievances	A&G PRIME Daily Dashboard - OR/WA	Summary of A&G Cases daily, including OOC cases and if a CAP would be needed. LOB: OR/WA Commercial	Daily	Active		
Appeals and Grievances	A&G PRIME Daily Production - OR/WA	Daily Report providing the A&G team with production data. LOB: OR/WA Commercial	Daily	Active		
Appeals and Grievances	A&G PRIME Daily Dashboard - SHP	Summary of A&G Cases daily, including OOC cases and if a CAP would be needed. LOB: SHP	Daily	Active		
Appeals and Grievances	A&G PRIME Daily Production - SHP	Daily Report providing the A&G team with production data. LOB: SHP	Daily	Active		
Appeals and Grievances	A&G Clinical TAT Reporting	A&G Clinical Turn Around Time (TAT) Reporting. All LOBs	Daily	Active		
Appeals and Grievances	Daily Medicare Compliance Report	Report with Medicare compliance metrics. LOB: Medicare	Daily	Active		
Appeals and Grievances	Magic Data Issue Queries Daily	Report of all Magic data issues. All LOBs	Daily	Active		
Appeals and Grievances	Daily Maximus Report	MAXIMUS case detail, OOC cases, and compliance metrics. LOB: Medicare	Daily	Active		
Appeals and Grievances	Open Cases Queries Daily	All A&G open cases. All LOBs	Daily	Active		
Appeals and Grievances	Preventable Reporting	Preventable Report. All LOBs	Weekly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Appeals and Grievances	Regulatory Reporting	All Department of Insurance (DOI) cases. LOB: Commercial	Weekly	Active		
Appeals and Grievances	Weekly Expedited Report	Weekly Expedited Case summary and detail. All LOBs	Weekly	Active		
Appeals and Grievances	Weekly Member Packet Report	Member Packet Report. All LOBs	Weekly	Active		
Appeals and Grievances	SHP QOS vs QOC Clinical Report	SHP Quality Of Service (QOS) vs Quality Of Care (QOC) Clinical Report. LOB: SHP	Weekly	Active		
Appeals and Grievances	Weekly SHP TAT Report	Weekly SHP Turn Around Time Report. LOB: SHP	Weekly	Active		
Appeals and Grievances	Weekly CAP Report	Weekly Corrective Action Plan Report. All LOBs	Weekly	Active		
Appeals and Grievances	Weekly Performance Report	Weekly Performance Report. All LOBs	Weekly	Active		
Appeals and Grievances	A&G SOX Weekly Reporting	A&G SOX cases weekly. LOB: Medicare	Bi-Weekly	Active		
Appeals and Grievances	Biweekly A&G report	All the cases filed against PPG/PCP for Comm/MCR and SHP. All LOBs	Bi-Weekly	Active		
Appeals and Grievances	CTM Weekly Report	Complaint Tracking Module (CTM) Root Cause Report. All LOBs	Weekly/Monthly	Active, requires coordination with Complaint Tracking Module		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
				(CTM) Team		
Appeals and Grievances	PMR	Programs Management Review data. All LOBs	Monthly	Active		
Appeals and Grievances	Medicare Compliance Dashboard	Report of Medicare compliance metrics. LOB: Medicare	Monthly	Active		
Appeals and Grievances	Medicare Universe	Medicare Appeals and Grievances. LOB: Medicare	Monthly	Active		
Appeals and Grievances	Monthly STARs	General STARs report for compliance that outlines CTMs C32 and C33. LOB: Medicare	Monthly	Active, requires coordination with Pharmacy Department and CTM Team		
Appeals and Grievances	Final Letter Audit	Top 5 Misses by % and Category. LOB: Medicare	Monthly	Active		
Appeals and Grievances	Letter Review A&G	Letters Not Entered in the Database Report. LOB: Medicare	Monthly	Active		
Appeals and Grievances	Monthly Oregon Report Card	A&G Oregon Report Card. LOB: OR Commercial	Monthly	Active		
Appeals and Grievances	Monthly BOB Audit Universe	Monthly Book Of Business (BOB) Audit Universe - Appeals and Grievances. LOB: Medicare/Commercial	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Appeals and Grievances	Monthly CMS Mock Audit Universe	Monthly Centers for Medicare and Medicaid Services (CMS) Mock Audit Universe - Appeals and Grievances. LOB: Medicare/Commercial	Monthly	Active		
Appeals and Grievances	Oregon EMT	A written evaluation of Health Net Oregon's (HNOR) member appeals and grievances is provided to the Plan's Executive Management Team to review identified trends of Commercial and Medicare appeals and grievance. LOB: OR Commercial	Monthly	Active		
Appeals and Grievances	A&G Compliance Report	A&G Compliance metrics. All LOBs	Monthly	Active		
Appeals and Grievances	Mail Order A&G Detail Report / Complaints	A&G Mail Order Detail Report / Complaints. All LOBs	Monthly	Active		
Appeals and Grievances	Maximus Withdrawal Trending Reports	Report of MAXIMUS withdraws trends. LOB: Medicare	Monthly	Active		
Appeals and Grievances	Oral Grievance Universe	Part C and Part D oral grievances for AZ, CA and OR Medicare. LOB: Medicare	Monthly	Active		
Appeals and Grievances	Administrative payment trend report	Admin payment trend report. All LOBs	Monthly	Active		
Appeals and Grievances	NCQA Monthly Report	Monthly report that captures (Quality Assurance) QA scores for medical and pharmacy benefits. All LOBs	Monthly	Active		
Appeals and Grievances	Prime Reports	New portfolio of Prime reports to replace Macess reports	TBD	New		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Appeals and Grievances	Trend Reports	Report on trends of issues to share cross-functionally to drive down complaints and appeals	TBD	New		
Health Net Contact Center	Daily Operational Workbook	Workbook with call stats for all Lines of Business (LOBs)	Daily	Active		
Health Net Contact Center	MHN Headcount	Reports that tracks the number of FTE. Line Of Business (LOB): Managed Health Network (MHN)	As Needed	Active		
Health Net Contact Center	SOPs	Standards of Performance - Call Center. All Lines Of Business(LOBs)	Daily	Active		
Health Net Contact Center	SHP A&G Detail Report	SHP A&G Details. LOB: State Health Plan (SHP)	Daily	Active, requires coordinat ion with Members hip		
Health Net Contact Center	SHP Exempt Grievance Detail Report	SHP Exempt Grievances. LOB: SHP	Daily	Active, requires coordinat ion with Members hip		
Health Net Contact Center	Cal Medi Connect Daily Cases (OMNI / Macess)	Listing of all cases created for CalMedi Connect (CMC). LOB: CMC	Daily	Active, requires coordinat ion with Members hip		
Health Net Contact Center	AZ Medicaid (OMNI Cases)	Listing of all cases created for AZ Arizona Health Care Cost containment System (AHCCCS). LOB Medicaid	Daily	Active, requires coordinat		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
				ion with Members hip		
Health Net Contact Center	SBC Report	Summary of Benefits request (Macess). All LOBs	Daily	Active		
Health Net Contact Center	Performance Group (PG) Open Cases Report	PG Cases for review LOB: Commercial/Medicare	Daily	Active		
Health Net Contact Center	Exempt Grievance - Macess	All Exempt Grievances cases for review LOB: Commercial/Medicare	Daily	Active		
Health Net Contact Center	Open Cases Report - Macess / OMNI	Open Cases in OMNI and Macess. All LOBs	Daily	Active		
Health Net Contact Center	OR Continuation Report	Membership Continuation. LOB: Commercial	Daily	Active		
Health Net Contact Center	WA Claims sent for Adjustment Report	Claims sent for Adjustment. LOB: Commercial	Daily	Active		
Health Net Contact Center	National Rep Inventory Report	Rep Inventory Report. All LOBs	Daily	Active		
Health Net Contact Center	Mcare OOA Daily Closed/Opened Cases	Medicare Out of Area Daily Closed/Opened Cases. LOB: Medicare	Daily	Active		
Health Net Contact Center	AZ Medicaid Case Details -	Call Center AZ Medicaid Case Detail. LOB: SHP	Daily	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
	CCC					
Health Net Contact Center	CalMediConnect Duals Daily Reporting	CalMediConnect Duals Daily Reporting. LOB: CMC	Daily	Active		
Health Net Contact Center	Daily Workbook	Call center metrics. Service level, Average Handle Time, Average Talk Time, Hold time etc. All LOBs	Daily	Active		
Health Net Contact Center	Service Level	Report of service level. All LOBs	Daily	Active		
Health Net Contact Center	MTD SL Goal Projection	Month to date (MTD) service level goal projections. All LOBs	Daily	Active		
Health Net Contact Center	Health Net Absenteeism Report	Health Net Absenteeism Report. All LOBs	Daily	Active		
Health Net Contact Center	Longest Delay Report	Report that contains each day the oldest call waiting. All LOBs	Daily	Active		
Health Net Contact Center	11AM & 3PM SL Update Report	11AM & 3PM Service Level (SL) Update Report. All LOBs	Daily	Active		
Health Net Contact Center	Solution Team Daily Inventory Report	Solution Team daily inventory report. LOB: AZ Commercial	Daily	Active		
Health Net Contact Center	Resolution Team Daily Inventory Report	Resolution Team daily inventory report. LOB: AZ Commercial	Daily	Active		
Health Net Contact Center	Daily Action Report	A daily activity report per user. LOB: MHN	Daily	Active		
Health Net Contact Center	Temp Staff Weekly Report	Current active temporary staff and hours they have currently worked. All LOBs	Weekly	Active, requires		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
				coordination with the Finance Department		
Health Net Contact Center	Weekly Temp Conversion Report	Temporary to Permanent. All LOBs	Weekly	Active		
Health Net Contact Center	Weekly Reconciliation Report	Reconciled Organization Chart with the Associate Database. All LOBs	Weekly	Active		
Health Net Contact Center	AZ Escalation Dashboard	Listing of AZ cases escalated to escalation team. LOB: AZ Commercial	Weekly	Active		
Health Net Contact Center	Schedule Activity Report	Review Schedule Call backs. LOB: Commercial/Medicare	Weekly	Active		
Health Net Contact Center	Call Center Cases Open in Other Dept.	Listing of open cases in other departments. All LOBs	Weekly	Active		
Health Net Contact Center	Case Count by member	Number of cases created for each member. All LOBs	Weekly	Active		
Health Net Contact Center	Outstanding Open CSFs	Outstanding Open (Health Net Service Form (CSF)s. All LOBs	Weekly	Active		
Health Net Contact Center	Agent Performance	Report of agent performance. All LOBs	Weekly	Active		
Health Net Contact Center	NR Codes	A report that tracks the agents NR time. LOB: MHN	Weekly	Active		
Health Net Contact Center	Clinical Skillset Volumes	Report used to report out on the number of calls per skillset for clinical. LOB: MHN	Weekly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Health Net Contact Center	Clinical Hotkey Volumes	Report used to report out on the number of calls per Hot Key. LOB: MHN	Weekly	Active		
Health Net Contact Center	RCA - Root Cause Analysis	The report contains any P1 or P2 ticket open for any LOB that reports to Larry. All LOBs	Weekly	Active		
Health Net Contact Center	Staffing Report	Total Staff - FTE, Temp, Vend. All LOBs	Weekly/M onthly	Active		
Health Net Contact Center	Monthly Transfer Report	Call Transfer Report for all LOBs. All LOBs	Monthly	Active		
Health Net Contact Center	PMR	Programs Management Review (PMR). All LOBs	Monthly	Active		
Health Net Contact Center	1% PMPM Report	Per member per month monthly report 1% improvement from last year. LOB: SHP	Monthly	Active		
Health Net Contact Center	10 Minute Report	Department of Managed Health Care (DMHC) calls over 10 min report. LOB: Commercial	Monthly	Active		
Health Net Contact Center	Internet Response Report	List of cases created from Emails. All LOBs	Monthly	Active		
Health Net Contact Center	PMR	First Day Resolution. LOB: Commercial/Medicare	Monthly	Active		
Health Net Contact Center	PMR ACA	Email Response TAT. LOB: ACA	Monthly	Active		
Health Net Contact Center	Cal Pers	Cal Pers cases, summary. LOB Commercial	Monthly	Active		
Health Net Contact Center	Case to Call	List Call count vs Case count by Rep. All LOBs	Monthly	Active		
Health Net Contact Center	Performance Group Reports	First Day Resolution for each Performance Group. LOB: Commercial/Medicare	Monthly	Active, requires coordinat ion with		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
				Membership		
Health Net Contact Center	ASU Email Report	Account Services emails TAT. All LOBs.	Monthly	Active		
Health Net Contact Center	SBC Compliance Report	Send compliance results for Summary of Benefits Coverage (SBC) requests. LOB: Commercial/Medicare	Monthly	Active		
Health Net Contact Center	Hot topic Report - PSEQ / ACA	Listing of Hot Topics created. LOB: Affordable Care Act (ACA)	Monthly	Active		
Health Net Contact Center	Trending Reports Macess / OMNI	Reason Types	Monthly	Active		
Health Net Contact Center	Cases sent to all mailboxes A&G Report	All Cases sent to A&G via Macess. LOB: Commercial/Medicare	Monthly	Active		
Health Net Contact Center	Provider Sequestration Calls Report	Provider Sequestration Calls. All LOBs	Monthly	Active		
Health Net Contact Center	Call Center Case Production Dashboard	A dashboard of call center case production metrics. All LOBs	Monthly	Active		
Health Net Contact Center	Medicare Compliance Dashboard	Report of Medicare compliance metrics. LOB: Medicare	Monthly	Active		
Health Net Contact Center	Service Level (SL) Dashboard	Reports all the Month to Date (MTD) SL achieved for each of the LOB within MHN. LOB: MHN	Monthly	Active		
Health Net Contact Center	Map- Quality vs AHT	Use within Call Center - Compared Quality against AHT. LOB: MHN	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Health Net Contact Center	Year-end Volume Stats MHN	MHN Call Volume Report. LOB: MHN	Monthly	Active		
Health Net Contact Center	Arizona Department of Insurance (ADOI) Report	A report that tracks data for the AZ State. LOB: Commercial	Monthly	Active		
Health Net Contact Center	CalPERS	A report to track the overall performance of CalPers - Call Center. LOB: Commercial	Monthly	Active		
Health Net Contact Center	Agent Activity Report	Report that reflects short calls dropped calls, call work, etc. All LOBs	Monthly	Active		
Health Net Contact Center	Administrative (Admin) payment trend report	Admin payment trend report. All LOBs	Monthly	Active		
Health Net Contact Center	Covered California	A report that provides call center performance on Service CA. LOB: ACA	Monthly	Active		
Health Net Contact Center	Provider Transfer Unit Inventory Report	Provider Transfer Unit inventory report. All LOBs	Monthly	Active		
Health Net Contact Center	Chat inventory report	Chat inventory report. LOB: Commercial	Monthly	Active		
Health Net Contact Center	Automatic Call Distribution (ACD) Utilization Reports	ACD utilization reports. All LOBs	Monthly	Active		
Health Net Contact Center	Occupancy data - (3 Reports)	Reports used to populate the Occupancy Report. LOB: MHN	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Health Net Contact Center	Monthly Occupancy & SL Report	Used within the call center to monitor performance. LOB: MHN	Monthly	Active		
Health Net Contact Center	Supervisor Scorecard	Reports out the indicators per supervisor on a monthly basis. LOB: MHN	Monthly	Active		
Health Net Contact Center	Monthly Met Life Stats	Monthly met life stats. LOB: MHN	Monthly	Active		
Health Net Contact Center	Agent Scorecard Dbase	Report the list the agents' indicators such as AHT, QA, ACW, etc… LOB: MHN	Monthly	Active		
Health Net Contact Center	Monthly Top and Bottom AHT & SC's	Report that list the top and bottom agent performance. LOB: MHN	Monthly	Active		
Health Net Contact Center	Monthly Variance - C/S	Report that compares the agents against department trend. LOB: MHN	Monthly	Active		
Health Net Contact Center	Monthly Variance-Clinical	Report that compares the clinical rep against department trend. LOB: MHN	Monthly	Active		
Health Net Contact Center	Monthly Summary	Report that provides an overview of data within call center. LOB: MHN	Monthly	Active		
Health Net Contact Center	Quadrant Report	Report that compares Quality Assurance (QA) and Average Handle Time (AHT). LOB: MHN	Monthly	Active		
Health Net Contact Center	Monthly Telecom Report	Report out call volume per each line of business. LOB: MHN	Monthly	Active		
Health Net Contact Center	Rolling Quarterly Telecom Report	Rolling up the Telephony data quarterly. LOB: MHN	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Health Net Contact Center	CVS Monthly Report	Monthly CVS Report. LOB: MHN	Monthly	Active		
Health Net Contact Center	Performance Guarantee Report - MHN	MHN performance guarantees report. LOB: MHN	Monthly	Active		
Health Net Contact Center	Metlife Monthly Report	Client report for Metlife. LOB: MHN	Monthly	Active		
Health Net Contact Center	PG & Membership Update	Performance guarantee & membership update. LOB: MHN	Monthly	Active		
Health Net Contact Center	Attrition Report	Attrition Report. All LOBs	Monthly	Active		
Health Net Contact Center	Monthly Team Quality Scores	Reports track Quality Scores for each of the Reps. LOB: MHN	Monthly	Active		
Health Net Contact Center	Monthly Agent Quality Scores	Monthly Agent Quality Score. LOB: MHN	Monthly	Active		
Health Net Contact Center	Monthly Evaluator Productivity	Monthly Evaluator Productivity. LOB: MHN	Monthly	Active		
Health Net Contact Center	Monthly Audit by Scores	Monthly Audit by Scores. LOB: MHN	Monthly	Active		
Health Net Contact Center	Medi Cal Report	Report that contains the volume of Medi Cal calls handled by MHN. LOB: SHP/MHN	Monthly	Active		
Health Net Contact Center	Symposium Report- Active	A list of active participants within Symposium. LOB: MHN	Monthly	Active		
Health Net Contact Center	Quarterly Volume Stats MHN	MHN Call Volume Report. LOB: MHN	Monthly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
Health Net Contact Center	AZ Medicaid Report	Report that contains Vendor and Health Net overview of SL Stats for State of AZ. LOB: AZ SHP	Monthly	Active		
Health Net Contact Center	Health Net Performance Guarantee Report	Report the monitors the performance of Health Net Performance Guarantees. All Commercial	Monthly	Active		
Health Net Contact Center	Avg Score by Manager	Average Score by Manager. LOB: MHN	Monthly/Quarterly	Active		
Health Net Contact Center	Avg Score by Team Member	Average Score by Team Member. LOB: MHN	Monthly/Quarterly	Active		
Health Net Contact Center	UC Report	Call Stats, Reason Types. LOB: Commercial/Medicare	Quarterly	Active		
Health Net Contact Center	Boeing Report	Call Stats, Reason Types. LOB: Commercial	Quarterly	Active		
Health Net Contact Center	EG Access to Care	Exempt Grievances related to Access to Care. All LOBs	Quarterly	Active		
Health Net Contact Center	Open Cases Greater than 60 days	Open Cases Greater than 60 days. All LOBs	Quarterly	Active		
Health Net Contact Center	Qtrly Met Life Stats	Quarterly met life stats. LOB: MHN	Quarterly	Active		
Health Net Contact Center	MIP Numbers for both Supervisors/Management	MIP Numbers for both Sups/Mgmt. All LOBs	Quarterly	Active		
Health Net Contact Center	HNAZ/HNOR/HNNE/HNCA	Reports that reflect out call volume for CA/AZ/OR states. All LOBs	Quarterly	Active		
Health Net Contact Center	MHN Quarterly	MHN Quarterly Volume Stats. LOB: MHN	Quarterly	Active		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
	Volume Stats					
Health Net Contact Center	NCQA Report New Member Understanding	Report on call types , trended data to share with cross functional depts to drive down calls	Monthly	Active		
Health Net Contact Center	NCQA Report Accuracy of Benefit Information 2014	Report used to determine if our members have plan and benefits information available to them through our Health Net Contact Center and having a process in place to respond to member inquires within the first contact.	Annually	Active		
		Ensure members have the ability to determine their financial responsibility for a drug based on their pharmacy benefit, which include, ordering a refill for an existing or unexpired mail order prescription. This also includes ensuring members have the ability to initiate the exception process when applicable, locate a in-network pharmacy, and determine a potential drug interaction, side-effects and have the ability to find a generic substitute when needed.				
		Health Net uses these findings of member inquiries to identify opportunities for improvement and actively implements corrective action plans based on those opportunities.				
Health Net Contact Center	NCQA Report Accuracy of Benefit Information 2015	Report used to determine if our members have plan and benefits information available to them through our Health Net Contact Center and having a process in place to respond to member inquires within the first contact.	Annually			

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
		Ensure members have the ability to determine their financial responsibility for a drug based on their pharmacy benefit, which include, ordering a refill for an existing or unexpired mail order prescription. This also includes ensuring members have the ability to initiate the exception process when applicable, locate a in-network pharmacy, and determine a potential drug interaction, side-effects and have the ability to find a generic substitute when needed.				
		Health Net uses these findings of member inquiries to identify opportunities for improvement and actively implements corrective action plans based on those opportunities.				
Health Net Contact Center	NCQA Report Accuracy of Benefit Information on Web		Annually	Active		
		This report presents an annual review of contacts received by Health Net's Health Net Contact Center (CCC) from members via Health Net's website for physician changes and ID card requests.				
		Health Net uses these findings of member inquiries to identify opportunities for improvement and actively implements corrective action plans based on those opportunities.				
Health Net Contact Center	Omni Reports	Portfolio of Omni reports to replace Macess reports	TBD	New		
Health Net Contact Center	First Call Resolution	Report that measures first call resolution systematically	TBD	New; need to solve for Omni		

Department Area	Report Title	Report Description	Frequency	Current Report	IT Only - System (Data Resides)	IT Only - Who Generates Report (Health Net/IBM/CTS)
				fields issue and establish report		
Health Net Contact Center	Repeat Callers	Report that measures repeat callers systematically	TBD	New; need to solve for Omni fields issue and establish report		
Health Net Contact Center	Call Types and Trends	Report on call types and issues to trend and share cross functionally	TBD	New; need to solve for Omni fields issue and establish report		
Health Net Contact Center	Aging Reports	Report aging of cases	TBD	New; need to solve for Omni fields issue and establish report		

SCHEDULE H
CHANGE CONTROL PROCESS

SCHEDULE H

CHANGE CONTROL PROCESS

This Schedule H (*Change Control Process*) sets forth the Change Control Process as defined in Section 17.5 (*Change Control*) of the Terms and Conditions.

1. CHANGE CONTROL PROCESS

Within 60 days of the Effective Date, Health Net and Supplier will jointly establish a detailed operating level Change Control Process, not inconsistent with the following terms, to include designated Change tracking logs, Change review meetings, Change review boards including definition of applicable Change Control roles and responsibilities, and Change management timeframes.

1.1 Right to Request and Completing a CN

Either Party may request a Change by submitting to the other Party's duly authorized representative a written change notice in substantially the form attached as Schedule H-1 (*Sample Change Notice (CN)*) to this Schedule H (a "***Change Notice***" or "***CN***"), specifying in detail the proposed Change in accordance with the following procedure:

(a) Section A of a CN will be executed by the duly authorized representative of the Party that requests the Change, who will act as the CN sponsor throughout the Change Control Process, and who will complete Part A of the CN and submit it to the other Party for its review and approval. Numbering of Changes will be of this format: XCCYY####, where X is S for Supplier initiated Changes, Health Netis for Health Net Initiated Changes, CCYY is the four digit Year, and #### is a sequential increasing number for the Change.

(b) Part B of the CN will be completed by Supplier regardless of who requests the Change. For Supplier-requested Changes, Supplier shall complete Part B concurrently with Part A, and submit it to Health Net for review and approval. For Health Net-requested Changes, Supplier shall complete Part B and submit it back to Health Net within three (3) Business Days after Supplier's receipt of the CN from Health Net (or such other period of time as may be agreed by the Parties based on the nature and extent of the Change requested). In completing Part B of the CN form, Supplier will provide as appropriate:

(i) a description of the Change and whether Supplier considers the Change to be a New Service or a change to an existing Service;

(ii) a description of the activities necessary to plan and carry out the Change and to operate and maintain it following its implementation;

(iii) the projected impact of the Change on the existing Services;

(iv) Supplier's proposed charges to make and implement the Change and, if applicable, to operate and maintain it after its implementation;

(v) information supporting any applicable proposed Charges or changes to Charges, including a brief description of any incremental new or additional Functions that would be required of Supplier, together with a good faith projection of the

resulting additional resources and associated additional Supplier Charges, if any, that would be attributable to them and, if applicable, a brief description of any Functions then being performed by Supplier in rendering the existing Services affected by the Change or New Service that would no longer need to be performed or which could be performed at a reduced volume level as a result of the Change or New Service, together with a good faith projection of the resulting reductions in Supplier resources and associated reductions in Supplier's Charges, if any;

(vi) a list of Deliverables (if any) required to implement the Change;

(vii) a timetable for implementing the Change;

(viii) any relevant Acceptance criteria and details of how the Change will be subjected to Acceptance testing;

(ix) an assessment of the added value of the proposed Change to Health Net;

(x) an assessment of any potential adverse impacts or risks of the proposed Change on Health Net and Supplier's proposal for mitigating them;

(xi) proposed amendments to the Agreement in accordance with Section 25.3 (Contract Amendments and Modifications) of the Terms and Conditions, as required, including a brief explanation of why they are needed to effect the Change; and

(xii) such other information as Health Net may reasonably request.

1.2 Review of Changes

Health Net and Supplier will review and revise the proposed Change until they reach agreement on all aspects of the proposed Change, which agreement shall not be unreasonably withheld by either Party. Such review and revision cycles will be conducted in a timely manner so as to avoid negatively impacting performance of the Services or either Party.

1.3 Approval of Changes

Following agreement on all aspects of the proposed Change between Health Net and Supplier, Part C of the CN shall be signed by the duly authorized representatives of the Parties appointed for that purpose (such executed CN a "***Change Order***"). For purposes of this Change Control Process, the duly authorized representative of Health Net will be designated for each Change Order in accordance with Health Net policy and procedures, and the duly authorized representative of Supplier is the Supplier Client Partner. No Change can be implemented without the prior authorization of Health Net in accordance with this Section 1.3. All Change Orders must be executed by both Parties before the Change becomes effective.

1.4 Implementation and Management of Changes

(a) Supplier shall implement all Health Net-approved Changes in accordance with the Agreement (including Section 17.5 (*Change Control*) of the Terms and Conditions and

any and all change management provisions set forth in Schedule A or any SOW), applicable Laws and Health Net Policies.

(b) Supplier shall provide monthly reporting on status and target completion dates for open Change Orders.

2. EMERGENCY CHANGES

(a) "***Emergency Change***" means a Change of a critical business nature that must be implemented immediately to avoid severe adverse impacts, failure to be in compliance with Laws, and/or unintended significant disruptions to Health Net's business or Members or Providers. Supplier will make reasonable efforts (given the circumstances) to obtain Health Net's prior written approval for any Emergency Change. Notwithstanding any other procedures in this Schedule H, if Health Net requests or approves an Emergency Change, Supplier will promptly implement the Change in accordance with Health Net's written instructions, and the Parties will prepare the appropriate CN documenting the Change in parallel with Supplier carrying out the Change. If Supplier makes an Emergency Change without the approval of Health Net, at Health Net's written request Supplier shall back out such Change as soon as practicable after the emergency is over or has been otherwise abated, until such time as Health Net approves such Change in accordance with this Schedule H. If Health Net believes that any Change requested by Health Net is an Emergency Change, it will so inform Supplier.

(b) If the Parties are unable to agree on Supplier's charges (if any) for carrying out an Emergency Change, the matter will be referred to the dispute resolution process. In no event will a dispute over such charges constitute grounds for Supplier to refuse to carry out or to delay in carrying out an Emergency Change, and in no event will Health Net's payment of any portion of Supplier's proposed charges for an Emergency Change constitute a waiver of Health Net's right to dispute the validity or amount of such charges.

(c) Health Net requests for Emergency Changes will be subject to the Change Control Process so as to ensure they are carried out in a controlled and disciplined manner, but Supplier may not refuse to enter into an appropriate form of Change Order for, or to otherwise carry out, an Emergency Change as directed by Health Net. Health Net may, in its discretion, require Supplier to implement an Emergency Change on an expedited basis where Health Net reasonably believes that expedited implementation of the Emergency Change is necessary to limit Health Net's compliance risk or to otherwise mitigate potential adverse consequences to Health Net or its Affiliates.

Schedule H-1

Sample Change Notice (CN)

CN No. ____

This CN is made and entered by and between Health Net and Supplier pursuant to Schedule H (*Change Control Process*) of the Master Services Agreement between Health Net and Supplier dated November 2, 2014.

Part A (To be completed by the Party requesting the Change)

Submitted by:
Date:
Detailed Description of Change Requested (if New Services, provide description of such New Services):

Part B (To be completed by Supplier as applicable to the specific Change)

Timetable:
Project Plan (activities necessary to develop and implement the Change and to operate and maintain it following its implementation):
Projected impact of the Change on the existing Services;
Supplier's proposed charges to make and implement the Change and, if applicable, to operate and maintain it after its implementation:
Information supporting any applicable proposed Charges or changes in Charges:
Added Value of a Proposed Change to Health Net :
Potential adverse impacts (and risks) of a proposed Change on Health Net and Supplier's proposals to mitigate them:
Deliverables:
Relevant Acceptance Criteria and Details of Acceptance Testing:
Proposed Changes to the Agreement as Required (list specific sections and explain why the change is needed):
Changes to the Procedures Manual:
Other information required by Health Net:

Part C (Each Party to complete and sign where indicated)

Health Net's Approval for Supplier to Proceed with the Change As Described Above (Including Applicable changes to Supplier's Charges as specified above:

Approved: __ Not Approved: __

Supplier:

By: ____________________
Name: ____________________
Title: ____________________
Date: ____________________

Health Net:

By: ____________________
Name: ____________________
Title: ____________________
Date: ____________________

Additional Information Required:

SCHEDULE I
SUPPLIER INSURANCE

SCHEDULE I
SUPPLIER INSURANCE

1. INTRODUCTION

With reference to Section 22 (Insurance) of the Terms and Conditions of this Agreement, this Schedule I (*Supplier Insurance*) sets forth the requirements for insurance to be maintained by Supplier and its Subcontractors in connection with this Agreement.

2. TYPES AND AMOUNTS OF COVERAGE

Supplier represents that as of the Effective Date it will have, and agrees that during the Term it will maintain in force, at least the following types and amounts of insurance:

(a) Worker's Compensation Insurance in the form prescribed by statutory law and with limits as required by applicable statute(s), and Employer's Liability Insurance with minimum limits of not less than $1,000,000 per accident, $1,000,000 per employee – disease, and $1,000,000 per employee – policy limit.

(b) Commercial General Liability Insurance written on a form at least as broad as Insurance Services Office (“***ISO***”) commercial general liability coverage form CG 00 01, or another “occurrence” form providing equivalent coverage and approved in writing by Health Net, including Products, Completed Operations, Premises Operations, Bodily Injury, Property Damage, Personal and Advertising Injury, and Contractual Liability (Insured Contract) coverages. The amount of required insurance shall be the greater of (i) the limits set forth in Supplier's Commercial General Liability policy, or (ii) $1,000,000 per occurrence, $1,000,000 personal and advertising injury, and $2,000,000 general aggregate. This coverage will be endorsed to name Health Net and its Affiliates as additional insureds.

(c) All-Risk Commercial Property Insurance, including Extra Expense and Business Income coverage, for risks of physical loss of or damage (including as a result of flood or earthquake) to Health Net business personal property or other personal property that is in the care, custody or control of Supplier pursuant to the Agreement. Such insurance will have a limit adequate to cover risks on a replacement cost basis. This coverage will include Health Net and its Affiliates as loss payees, as their interest may appear.

(d) Commercial Auto Liability Insurance issued on a form at least as broad as ISO business auto coverage form CA 00 01, or other form providing equivalent coverage and approved in writing by Health Net, covering use of all owned, non-owned and hired automobiles for bodily injury, property damage liability with a minimum combined single limit per accident of $1,000,000 or the minimum limit required by law, whichever limit is greater. This coverage will be endorsed to name Health Net and its Affiliates as additional insureds.

(e) Commercial Crime Insurance, including coverage for employee dishonesty and computer fraud, for loss or damage arising out of or in connection with fraudulent or dishonest acts (including theft or mysterious disappearance) committed by the employees of Supplier, acting alone or in collusion with others, including an endorsement or insuring agreement specifying that such personnel theft coverage extends to Health Net's property and funds

and of others in their care, custody or control, with a minimum limit per occurrence of $10,000,000. This coverage will include a customer's property and will include Health Net and its Affiliates as joint loss payees.

(f) Professional Liability Insurance / Errors and Omissions Insurance covering liability for loss or damage due to an act, error, omission or negligence, with a per claim limit of $7,000,000, and a limit of $7,000,000 in the aggregate. This coverage shall be maintained for a minimum of two (2) years following termination or completion of Supplier's work pursuant to the Agreement.

(g) Privacy Liability and Network Security Insurance, covering liability and expenses incurred as a result of acts, errors, and omissions in connection with performance of the Services under this Agreement. Such insurance shall, at a minimum, cover:

(i) data security breaches (including, without limitation, unauthorized loss, access, use or theft of Protected Health Information, or Health Net Confidential Information);

(ii) violation of Laws relating to the care, custody, control, or use of Protected Health Information or Health Net Confidential Information, or the privacy or security of such information;

(iii) data damage, destruction, or corruption; or

(iv) any act, omission or failure to act that results in a failure of network security (including unauthorized access to, unauthorized use of, a denial of service attack by a third party against, or transmission of a Virus or other type of malicious code to Health Net's computer systems).

The insurance shall cover Health Net for all expenses for which Supplier is liable under this Agreement (including reasonable legal expenses) that Health Net incurs as a result of any such actual or alleged event, including costs of defending, settling and paying judgments resulting from claims, costs of responding to regulatory or administrative investigations and legal advice therefor, regulatory fines, and costs of computer forensic analysis and investigation, notification of impacted individuals, public relations, call center services, fraud consulting services, credit monitoring and protection services, and identity restoration services. The foregoing insurance shall (x) have a minimum limit of $10,000,000 per claim and in the aggregate; (y) address all of the foregoing without limitation if caused by an employee of Supplier or an independent contractor working on behalf of Supplier in connection with the Agreement; and (z) provide coverage for wrongful acts, claims, and lawsuits anywhere in the world. Supplier will maintain the foregoing policy in force during the Term of the Agreement, and for a period of five years after the termination or expiration of this Agreement (either as a policy in force or extended reporting period). Primary insurance shall be provided to Health Net as it relates to Supplier's Services, and shall not include an insured versus insured exclusion applicable to claims against Health Net.

(h) Umbrella or Excess Liability Insurance with minimum limits equal to the greater of (i) the limits set forth in Supplier's umbrella liability policy; or (ii) $5,000,000, and following the form of, and in excess of, the insurance required under Paragraphs (b) and (d) above.

3. TERMS OF COVERAGE

(a) The insurance coverages, including, without limitation, additional insured coverages, described above will be primary, and all coverage will be non-contributing with respect to any other insurance or self-insurance that may be maintained by Health Net. Supplier will be responsible for all deductibles and retentions with regard to such insurance. All coverage described above (with the exception of Commercial Crime insurance for waiver of subrogation) will include a waiver of subrogation and a waiver of any insured-versus-insured exclusion regarding Health Net and its Affiliates. Notwithstanding any insurance coverages of Supplier, nothing in this Schedule I (Supplier Insurance) shall be deemed to limit or nullify Supplier's indemnification obligations under the Agreement Supplier agrees that it shall work solely at Supplier's risk. To the extent any coverage is written on a claims-made basis, it will have a retroactive date no earlier than the Effective Date and, notwithstanding the termination of the Agreement, either directly or through 'tail' coverage will allow for reporting of claims until the applicable limitation of actions period has expired.

(b) Prior to the initiation of work, Supplier shall provide Health Net's designated representative with certificates of insurance on ACORD forms (or such other forms approved in writing by Health Net) and copies of any applicable endorsements evidencing (i) the coverages required to be carried by Supplier as set forth in this Agreement; (ii) the additional insureds' status; and (iii) that not less than thirty (30) days prior written notice will be given to Health Net and submitted to the Health Net Strategic Sourcing representative prior to any cancellation of any of the policies. Upon Health Net's request made at any time prior to five (5) years following completion or earlier termination of the Services, Health Net may request and Supplier shall promptly deliver updated certificates of insurance, policy declarations pages (with premium and other exposure or Supplier specific information redacted) and policy endorsements indicating the required coverages. All insurance policies maintained to provide the coverages required herein shall be issued by insurance companies authorized to do business in the state in which work is performed, and by companies rated, at a minimum, "A-IX" by A.M. Best, or, if such ratings are no longer available, with a comparable rating from a recognized insurance rating agency. Health Net shall be endorsed as an additional insured on all policies required under the Commercial General Liability and Umbrella or Excess Liability Insurance required hereunder, and shall be evidenced on the certificate of insurance. The insurance afforded to each additional insured shall be at least as broad as that afforded to the first named insured under each policy.

(c) In the case of loss or damage or other event that requires notice or other action under the terms of any insurance coverage described above, Supplier will be solely responsible for taking such action. Supplier will provide Health Net with contemporaneous notice and with such other information as Health Net may request regarding the event.

(d) The Parties do not intend to shift all risk of loss to insurance. Supplier's obligation to maintain insurance coverage in specified amounts will not act as a limitation on any other liability or obligation which Supplier would otherwise have under the Agreement. Similarly, the naming of Health Net and its Affiliates as additional insureds is not intended to be a limitation of Supplier's liability under the Agreement and will in no event be deemed to, or serve to, limit Supplier's liability to Health Net to available insurance coverage or to the policy limits specified in this Schedule I, nor to limit Health

Net's rights to exercise any and all remedies available to Health Net under the Agreement, at law or in equity.

(e) Supplier will ensure that all Subcontractors, if any, maintain insurance coverages described above including naming Supplier as an additional insured or loss payee where relevant or Supplier will ensure that all Subcontractors, if any, are included as additional insureds on Supplier's insurance described above. If any Subcontractor's coverage does not comply with the provisions herein, Supplier shall indemnify and hold Health Net harmless of and from any damage, loss, cost or expense, including attorneys' fees, incurred by Health Net as a result thereof.

SCHEDULE J

PROJECT FRAMEWORK

[TO BE DEVELOPED AFTER THE EFFECTIVE DATE IN ACCORDANCE WITH THE GENERAL TERMS AND CONDITIONS]

SCHEDULE J-1

DELIVERABLE ACCEPTANCE PROCEDURES

[TO BE DEVELOPED AFTER THE EFFECTIVE DATE IN ACCORDANCE WITH THE GENERAL TERMS AND CONDITIONS]

SCHEDULE J-2

FORM OF WORK ORDER

[TO BE DEVELOPED AFTER THE EFFECTIVE DATE IN ACCORDANCE WITH THE GENERAL TERMS AND CONDITIONS]

SCHEDULE J-3

PROJECT ESTIMATION MODEL

[TO BE DEVELOPED AFTER THE EFFECTIVE DATE IN ACCORDANCE WITH THE GENERAL TERMS AND CONDITIONS]

SCHEDULE K

REGULATORY COMPLIANCE ADDENDUM

SCHEDULE K

REGULATORY COMPLIANCE ADDENDUM

Supplier acknowledges that Health Net, as a Medicare Advantage Organization under Medicare Part C (Medicare Advantage) and/or Medicare Part D (Voluntary Prescription Drug Benefit) and as a Medicaid organization (Medicare Parts C and D and Medicaid are collectively, "***Government Programs***"), is required to include certain terms and conditions in its contract with Supplier. To the extent that the terms and conditions of the Agreement directly conflict with or contradict any terms and conditions set forth in this Medicare and Medicaid Compliance Addendum, ("***Addendum***,") the terms and conditions of this Addendum shall control.

1. Health Net and its first tier entities, downstream and related entities (as defined by 42 CFR § 422.2) paid by Health Net to fulfill obligations under a Government Programs contract, are subject to certain laws that are applicable to individuals and entities receiving federal and state funds. Supplier, as a first tier entity, acknowledges that payments it receives are, in whole or in part, from federal and state funds in performing services under a Government Programs contract.

2. The Parties acknowledge and agree that Health Net oversees and is accountable to: (i) the Centers for Medicare and Medicaid Services, ("***CMS***") for any functions or responsibilities described in the Medicare Advantage Part C and Part D regulations; and (ii) CMS, the Department of Health Care Services ("***DHCS***") and the Arizona Health Care Cost Containment System ("***AHCCCS***") for any functions or responsibilities described in Medicaid regulations. The Parties agree that Health Net maintains ultimate responsibility for adhering to and otherwise fully complying with all terms and conditions of Health Net's Government Programs contracts.

3. Supplier shall comply with all applicable local, state and federal laws, regulations, guidance and instructions from the Regulators, now or hereafter in effect, to the extent that they directly or indirectly affect Health Net, Supplier, and/or Supplier's subcontractors, and bear upon the subject matter of the Agreement, the Addendum, and/or the subject matter of the Government Programs contract.

4. The Parties agree that Supplier and Supplier's downstream and related entities ("***subcontractors***") will support and adopt any corrective action plans imposed upon Health Net by the Department of Health and Human Services ("***HHS***"), the Comptroller General, CMS, the Department of Justice ("***DOJ***"), DHCS, AHCCCS, and any and all other governmental agencies with regulatory oversight of Health Net or each of the designees of these regulatory agencies (collectively, "***Regulators***"). In turn, Health Net shall, on an ongoing basis, monitor Supplier's performance and may impose corrective action as necessary.

5. Supplier agrees that the Regulators have the right to inspect, evaluate, copy and audit any of Supplier's pertinent books, records, and contracts, including its Agreement with Health Net, and Supplier's agreements with any subcontractors, financial records, computer or other electronic systems, medical records and documentation related to Health Net's Government Programs contract(s). Further, the Regulators' right to inspect, evaluate, copy and audit any pertinent information for any particular contract period exists through ten (10) years from the final date of the contract period or from the date of completion of any audit, whichever is later, and in certain instances, as referenced in 42 CFR 422.504(e), periods in excess of ten (10) years. Supplier agrees that it will maintain the above-described materials at the Supplier's place of business, or at such other mutually agreeable location, and upon Health Net's or the Regulator's request, Supplier will provide copies of and/or make available for inspection, evaluation, copying and/or auditing by Health Net or the Regulators, all of Supplier's above-described materials. Supplier further agrees that HHS, the Comptroller General or their designees have the right to audit, evaluate, collect, and inspect any records described in the preceding sentence directly from Supplier.

6. Supplier agrees: (i) to cooperate, assist and provide information as requested for audits, evaluations, reporting requirements and inspections performed in connection with Health Net's Government Programs contracts; (ii) that it will cooperate, assist and provide such information within a reasonable time period so that Health Net may meet the reporting requirements of the Regulators and/or applicable law; and (iii) to produce to Health Net or directly to any Regulator upon such Regulator's request, any books, contracts, records, including medical records and documentation of Supplier's or its subcontractors' performance related to Health Net's Government Program contract(s).

7. Supplier agrees that upon Health Net's or the Regulator's request that it will complete and submit to Health Net, Health Net's Medicare Attestation, which documents Supplier's actions regarding its performance as it relates to Health Net's Government Programs contracts. In particular, Supplier agrees to monitor and audit: (i) its operations to ensure compliance with applicable laws, regulations and compliance program requirements; and (ii) its subcontractors to ensure compliance with applicable laws, regulations and compliance program requirements. Supplier further agrees to: (i) create corrective action plans as needed for itself and its subcontractors; (ii) share those corrective action plan results with Health Net; (iii) provide follow-up documentation to Health Net upon request; and (iv) to retain downstream monitoring and auditing records for a ten (10) year period.

8. Supplier will comply with the confidentiality and enrollee record accuracy requirements for each Health Net Member who has enrolled in a Medicare or Medicaid benefit program, including: (i) abide by all federal and state laws regarding confidentiality and disclosure of medical records and other health and enrollment information; (ii) ensure that medical information is released only in accordance with applicable federal and state law, or pursuant to court orders or subpoenas; (iii) maintain the records and information in an accurate and timely manner; (iv) ensure timely access by enrollees to the records and information that pertain to them; (v) refrain from accessing Member information not required by Supplier and/or subcontractor to perform its services for Health Net; and (vi) adhere to all other confidentiality requirements established by the Government Programs Regulators.

9. Supplier and/or its subcontractors will not process, transfer or release Health Net Members' protected health information ("***PHI***"), as defined in 45 C.F.R. § 160.103, outside of the United States or one of the United States Territories, without the prior written express approval of Health Net. Supplier and its subcontractors agree to comply with all CMS Offshore Attestation requirements (as set forth in Schedule K-2 (CMS Offshore Attestation Requirements), including submission of an Attestation and supporting documents as requested. For purposes of this Addendum, offshore means outside of the United States and the United States territories.

10. Supplier agrees to provide annual training on Supplier's privacy and security obligations to its employees and subcontractors who create, receive process, transfer, and/or access PHI of Health Net Members who are enrolled with Health Net under a Government Program contract.

11. Supplier agrees that in no event, including, but not limited to Health Net's nonpayment, insolvency or breach of this Agreement, shall Supplier and/or its subcontractor bill, charge, collect a deposit from, seek compensation, remuneration or reimbursement from, or have any recourse against a Member or other person, including the State, acting on a Member's behalf, for payments that are the financial responsibility of Health Net under the Agreement. This provision survives the termination of the Agreement and relates only to services performed under the Agreement.

12. The Parties agree that Health Net may delegate activities or functions including, but not limited to, quality improvement functions, to Supplier, but only in a manner consistent with requirements of the Government Programs. The delegation agreement shall specify Supplier's delegated activities and reporting responsibilities and Health Net may revoke delegation of the activities and reporting responsibilities in instances when a Regulator and/or Health Net determines that Supplier has not performed satisfactorily.

13. Supplier agrees that the services or other activity performed by it under this Agreement shall be consistent and comply with Health Net's contractual obligations to CMS, DHCS, and AHCCCS under its Government Programs contracts, and Health Net shall modify this Addendum from time to time to include such other terms and conditions as CMS, DHCS and AHCCCS may direct.

14. To the extent that Supplier performs its obligations through subcontractors, such subcontractors shall be subject to the: (i) prior approval of Health Net; and/or (ii) prior written approval of the Regulators in those instances where prior approval is required by the Regulators.

15. Supplier agrees to incorporate the terms of this Addendum into its contractual arrangements with subcontractors.

16. Supplier agrees to include a timely payment provision in its written agreement with each subcontractor.

17. Supplier agrees to comply with policies and procedures of Health Net that have been disclosed to Supplier. Supplier agrees to: (i) review and distribute to its employees and subcontractors Health Net's compliance policies found on Health Net's website, including but not limited to the Medicare Compliance Plan, Standards/Code of Conduct, Code of Business Conduct and Ethics, within 90 days of hire, annually, and when notified in writing by Health Net that the policies are updated (see Schedule K-1 (Supplemental Regulatory Detail)); and (ii) provide proof of review and distribution upon request.

18. Supplier represents and warrants that, to the best of its knowledge, none of its employees, subcontractors or agents who will perform services for Health Net have been excluded, debarred or suspended from participating in the Medicare program or any state health care program under 42 U.S.C. Section 1320-7 and there are no pending or threatened exclusion actions against any such personnel. Supplier will screen personnel and downstream entities prior to hiring or contracting, and monthly thereafter. Supplier agrees to review the U.S. Department of Health and Human Services Office of the Inspector General (OIG), List of Excluded Individuals/Entities (LEIE) and the General Services Administration System for Award Managements, Exclusions Extract Data Package (EEDP) in order to determine if any of its personnel who perform services for Health Net have been excluded, debarred or suspended. If Supplier becomes aware that such personnel have been excluded, debarred or suspended from participating in the Medicare program or any state health care program, Supplier shall promptly remove any personnel from performing services for the Health Net Government Programs contract(s). Supplier will retain records related to these screening efforts for a period of ten (10) years.

19. Supplier will cooperate with Health Net, and Regulators in protecting against fraud, waste and abuse ("***FWA***"). Supplier agrees to have all employees, volunteers, consultants, governing body members, and subcontractors who perform services under Health Net's Government Programs contracts to complete and document FWA training within 90 days of hire and annually thereafter and to maintain attendance records related to such FWA training for a period of ten (10) years. Health Net's FWA training requirement is further described in Schedule K-1. Notwithstanding the foregoing, Health Net and Supplier acknowledge and agree that, effective January 1, 2016, Supplier's training obligation shall be to complete the training module made available by CMS. Health Net shall accept the certificate of completion of the CMS training as satisfaction of the training requirement.

20. Supplier represents, warrants and covenants to Health Net that Supplier has and will maintain a written corporate compliance program at all times during the term of this Agreement. That program will (i) designate a senior-level individual to be responsible for the implementation of Supplier's compliance program; (ii) educate Supplier's and subcontractor's personnel providing services under a Government Programs contract on legal and ethical obligations under a Government Programs contract; (iii) monitor for and remediate any failure of Supplier and/or subcontractor to comply with

legal, ethical and contractual obligations under a Government Programs contract; (iv) provide for prompt notification to Health Net of any such failure; (v) document the corrective actions taken to remediate any such failure; (vi) retain such documentation for a period of ten (10) years; (vii) include non-intimidation and non-retaliation policies, and (viii) include a hotline for employees and subcontractors to report non-compliance with the compliance program.

21. Supplier agrees that training attestations, excluded entity reviews, disciplinary actions, training and education documents and their distribution records, monitoring events, compliance program requirements, and documentation of non-compliance that are pertinent and related to Health Net's Government contracts, including those related to subcontractors under the Government Programs contracts, are also subject to the Regulators' right of inspection, evaluation, copying and auditing as set forth above and will be maintained for a minimum of ten (10) years from the final date of the contract period or from the completion date of any audit, whichever is later.

SCHEDULE K-1
SUPPLEMENTAL REGULATORY DETAIL

SCHEDULE K-1

SUPPLEMENTAL REGULATORY DETAIL

Dear Health Net Medicare Business Partner:

First tier, downstream, and related entities ("***FDR's***") are required to operate in compliance with applicable law and regulatory guidance, including regulations set forth in Title 42 of the Code of Federal Regulations, Parts 422 and 423 and sub-regulatory guidance published in both, Medicare Prescription Drug Benefit Manual, Chapter 9, and in, Medicare Managed Care Manual, Chapter 21.

1. ABOUT THIS DOCUMENT

This document is intended to provide supplemental information regarding the core Medicare compliance program requirements contained within the Medicare Compliance Addendum; it is not intended to replace, reduce, or supersede any/all contractual obligations. Your organization may be subject to additional requirements that have been established in your contract with Health Net and not discussed in this document. Your organization is receiving this document as you have been identified as a Health Net first tier entity. As a Health Net first tier entity you must operate in compliance with applicable law and regulatory guidance specifically outlined in your contractual agreements with Health Net, including compliance with all applicable federal, state and CMS Medicare Advantage Part C and Part D requirements. This document provides a summary of the core Medicare program compliance requirements of first tier entities, their downstream entities and related entities, including citations on where to locate additional information on Medicare's regulatory requirements and Health Net's compliance policies and required training. As part of Health Net's first tier entity monitoring and oversight activities, your organization will be subject to: submission of periodic compliance attestations, submission of evidence of compliance, and periodic audit by Health Net to validate that your organization is compliant.

Health Net strongly recommends that you share this document/information with your downstream entities so that they understand what is expected and how to meet their compliance program obligations. The periodic compliance attestations referenced above require you to certify that you have instituted internal controls (e.g., periodic attestations, monitoring, auditing) to ensure that your downstream entities are complying with these compliance program requirements.

Additional information on Health Net's Medicare compliance policies and procedures and training can be found on Health Net's website under working with Health Net > Medicare Compliance Regulations at: https://www.healthnet.com/portal/provider/home.ndo. If you have any questions about the compliance requirements contained in this communication, please contact the Vendor Management Office at vendormanagementoffice@healthnet.com. We appreciate your cooperation and partnership in complying with these important requirements.

2. WHAT ARE FDRS?

CMS defines these terms as follows:

"***FDR***" means "***First Tier Entity***", "***Downstream Entity***" or "***Related Entity***".

First Tier Entity: Any party that enters into a written arrangement with an MA organization to provide administrative services or health care services for a Medicare eligible individual under the MA program.

Downstream Entity: Any party that enters into a written arrangement with persons or entities involved with the MA benefit, below the level of the arrangement between an MA organization and a first tier entity. These written arrangements continue down to the level of the ultimate provider of both health and administrative services.

Related Entity: Any entity that is related to an MAO or Part D sponsor by common ownership or control and (1) performs some of the MAO or Part D plan sponsor's management functions under contract or delegation; (2) Furnishes services to Medicare enrollees under an oral or written agreement; or (3) Leases real property or sells materials to the MAO or Part D plan sponsor at a cost of more than $2,500 during a contract period. (See, 42 C.F.R. §423.501).

Overview of Core Medicare Compliance Program Requirements (applies to your employees, board members, subcontractors, downstream entities or agents, collectively, "***personnel***"):

1. Compliance Program Requirement: Code of Conduct and Business Ethics	**Your Compliance Obligation**
Health Net's Code of Business Conduct Standard and Ethics establishes the standards that reflect Health Net's reputation as an ethical company and describes our expectations that all personnel conduct themselves in an ethical manner; that issues of noncompliance and potential fraud, waste, and abuse (FWA) are reported through the appropriate mechanisms outlined; that there will be protections against intimidation and retaliation for good faith reporting and that reported issues will be addressed and corrected. Health Net's Code of Business Conduct and Ethics is available on our website accessible through the Health Net provider portal. You have the option to follow Health Net's Code of Business Conduct and Ethics or ensure that your organization has a code of conduct that meets CMS requirements that clearly communicate compliance expectations and implement mechanisms for ensuring personnel abide by these expectations.	Ensuring personnel receive the code of conduct/business ethics within ninety (90) days of hire/appointment and annually thereafter (or when any updates are provided to you). Attest that this requirement was met and retain evidence (email message, electronic certifications, attestations) this document was distributed within the timeframes stated above.
2. Compliance Program Requirement: General Compliance Information and Expectations	**Your Compliance Obligation**
The general compliance policies and procedures, on our website, communicate Health Net compliance information and expectations for our employees and first tier entities. For example, you will find specific information such as the Medicare Compliance Officer's contact information, information about our anonymous and confidential hotlines for reporting compliance concerns and	Ensure that all personnel receive and review compliance policies and procedures, have access to the compliance information and comply with the expectations outlined. Provide evidence of distribution upon request.

suspected fraud, waste and abuse, our policies for non-retaliation for reporting concerns, and specific policies related to the requirements to report and escalate certain issues within prescribed timeframes.	
3. Compliance Program Requirement: Fraud, Waste and Abuse (FWA) Training and Education	**Your Compliance Obligation**
FDRs will cooperate with Health Net, its partners and Regulators in protecting against fraud, waste and abuse (FWA). All first tier entities must, at a minimum, ensure their personnel receive FWA training. These requirements can be met by completing the CMS Fraud, Waste and Abuse training and education module that is available through the CMS Medicare Learning Network (MLN) website at www.cms.gov/MLNProducts. Please note that CMS allows for certain individuals or entities to be "***deemed***" to have met the FWA training and education requirements due to their enrollment into Medicare Parts A or B, or through accreditation as a supplier of durable medical equipment, prosthetics, orthotics, and supplies (DMEPOS).	Ensure that personnel and your downstream entities have fulfilled the FWA training requirements within ninety (90) days of initial hiring and annually thereafter. Attest that these requirements were met and retain evidence such as training certifications.
4. Compliance Program Requirement: Lines of Communications and Reporting Obligations	**Your Compliance Obligation**
Health Net has adopted processes to receive, record and respond to compliance questions, reports of potential or actual noncompliance, and FWA from contractors, agents, directors, enrollees, and first tier entities. Health Net maintains confidentiality to the extent possible, allows callers to remain anonymous if desired and ensures non-retaliation against those who report suspected misconduct. To report suspected fraud, waste or abuse, contact Health Net as listed below: Health Net, Inc. Special Investigations Unit PO Box 2048 Rancho Cordova, CA 95741-2048 Health Net's Fraud Hotline: (800) 977-3565 To report potential or actual noncompliance or	Establish a culture that requires all employees to report compliance concerns and suspected or actual violations. Establish a 24 hour user friendly and hot-line reporting service. Ensure that all personnel receive the reporting information, understand reporting timeframes and are complying with the expectations outlined. Attest that this requirement was met and retain evidence (email message, electronic certifications, attestations) this information was distributed to personnel.

ethical concerns, contact Health Net as listed below: Health Net Medicare Compliance Officer Gay Ann Williams Mail Stop: CA-102-22-07 21650 Oxnard Street Woodland Hills, CA 91367 Health Net's Integrity Line: (888) 866-1366	
5. Compliance Program Requirement: Well Publicized Disciplinary Standards	**Your Compliance Obligation**
Health Net's disciplinary standards are incorporated into several compliance policies which are located on our website. The policies include specific information such as our anonymous and confidential hotlines for reporting compliance concerns, non-retaliation for reporting concerns, appropriate disciplinary actions, compliance with Corrective Action Plans and specific information related to the requirements to report and escalate certain issues within prescribed timeframes.	Ensure communication to personnel of disciplinary standards. Ability to demonstrate that there was timely, consistent and effective disciplining actions for violations, etc. Attest that this requirement was met (email message, electronic certifications, attestations). Maintenance of documentation of disciplinary actions for a period of ten (10) years.
6. Compliance Program Requirement: Monitoring and Auditing	**Your Compliance Obligation**
Health Net's monitoring and auditing policy is available on our website. This policy provides specific information regarding the auditing and monitoring requirements for personnel who perform services to help fulfill Health Net's Medicare Part C and/or Part D contract requirements.	Establish and implement an effective system for routine monitoring and the identification of compliance risks, which includes internal monitoring and auditing and external audits to ensure program compliance. Monitoring and auditing of downstream entities compliance with applicable Medicare requirements. Attest that this requirement was met and retain evidence including but not limited to; monitoring outcomes, summary of the audit work plan, and audit results including appropriate and timely correction of deficiencies.
7. Compliance Program Requirement Excluded Entity Screenings	**Your Compliance Obligation**
Medicare payment may not be made for items or services furnished or prescribed by an excluded entity. Federal funds shall not be used to pay for services, equipment or drugs prescribed or provided by a provider, supplier, employee or FDR	To have a process for demonstrating compliance with excluded entity screening, including: Confirmation that personnel are screened against the OIG (LEIE) and GSA (EEDP) exclusion lists

excluded by the DHHS OIG or GSA. First tier entities and their downstream entities must review; (i) the U.S. Department of Health and Human Services Office of the Inspector General (OIG), List of Excluded Individuals/Entities (LEIE), and (ii) the General Services Administration System(GSA) for Award Managements, Exclusions Extract Data Package (EEDP).	prior to hire/contracting and monthly thereafter. Prompt removal of any personnel from services for Health Net when it is identified that such personnel have been excluded, debarred or suspended from participating in the Medicare program. Attest that this requirement was met and retain evidence including but not limited to; monthly reports, disciplinary actions, and policies and procedures.
8. Compliance Program Requirement: Prompt Response to Detected Offenses	**Your Compliance Obligation**
Health Net's compliance issues policy establishes the process and procedure for promptly responding to compliance issues as they are raised, investigating potential compliance problems as identified in the course of self-evaluations and audits, correcting such problems promptly and thoroughly to reduce the potential for recurrence, and ensure ongoing compliance with CMS requirements.	To have a process for demonstrating the methods used to report or respond to detected offenses, including: Maintenance of documentation of all deficiencies identified for a period of ten (10) years. Assurance of appropriate corrective actions taken when deficiencies are detected. Monitoring corrective actions of personnel after implementation to ensure actions are effective and prevent recurrence. A process which indicates whether and when potential non-compliance incidences should be reported to the client.
9. Compliance Program Requirement: Record Retention	**Your Compliance Obligation**
Books, records, documents, and other evidence of accounting procedures and practices that are related but not limited too; training records, disciplinary records, records for audit and inspection, and required access to records, are subject to the CMS ten (10) year record retention requirement. Examples of documents include, but are not limited too; records that relate to CMS program requirements (e.g., code of conduct, audit and monitoring reports, hotline reports, etc.), OIG GSA/SAM screenings and background checks including records of detected exclusions and follow-up actions, disciplinary records, including date reported violation description, date of investigation, summary of findings, disciplinary action and the date the action was taken, and records that relate to completion of specialized	To have a process for demonstrating record retention compliance, including: Attest annually that this requirement is being fulfilled.

compliance and/or FWA training.	
10. Compliance Program Requirement: Offshore Subcontracting Attestation	**Your Compliance Obligation**
All Health Net FDRs who use offshore subcontractors to process, handle or access Health Net MA member PHI in oral, written or electronic form, must submit an offshore attestation, including supporting documentation, to Health Net (obtain from your Health Net representative). Member data is not allowed to be stored offshore. Offshore entities may access data through onshore entities located in the United States. Information on the CMS Offshore Attestation requirement can be found at http://www.healthnet.com/provider > Contractual and Clinical Resources > Medicare Compliance Regulations > Offshore Subcontracting Attestation.	To have a process for demonstrating compliance with Offshore Subcontracting requirements including: Submission of the attestation form and supporting documentation for each offshore subcontractor engaged to perform Medicare-related work. Providing, as requested, supporting documentation (for example contracts minus proprietary information), policies and procedures, and auditing results). Retain documents for a ten (10)-year period.

SCHEDULE K-2
CMS OFFHSORE ATTESTATION REQUIREMENTS

SCHEDULE K-2

CMS OFFHSORE ATTESTATION REQUIREMENTS

1. OFFSHORE SUBCONTRACT INFORMATION AND ATTESTATION (CY 20XX & CY 20XX)

Annual Reporting- (Month, Day, Year) New/Changes (Due within xx days)

1.1 Part I. Medicare Part C Organization and Part D Plan Sponsor Information

(a) Provide legal name of MAO or PDP sponsor; and [Name of parent company if different]

(b) Identify MAO or PDP sponsor contracts or prospective contracts (e.g., H1234 or S1234). [This is to completed by Health Net]

1.2 Part II. Offshore Subcontractor Information

(a) Provide offshore subcontractor name;

(i) Provide offshore subcontractor country

(ii) Provide offshore subcontractor address;

(b) Describe offshore subcontractor functions (narrative discussion)

(c) State proposed or actual effective date for offshore subcontract.

1.3 Part III. Precautions for Protected Health Information (PHI)

(a) Describe the PHI that will be provided to the offshore subcontractor;

(b) Discuss why providing PHI is necessary to accomplish the offshore subcontractor's objectives; and

(c) Describe alternatives considered to avoid providing PHI, and why each alternative was rejected.

2. OFFSHORE

2.1 Part I. Attestation of Safeguards to Protect Beneficiary Information in the Offshore Subcontract

	Yes or No	Attestation
I.1.		Offshore subcontracting arrangement has policies and procedures in place to ensure that PHI and other personal information remains secure.
I.2.		Offshore subcontracting arrangement prohibits subcontractor's access to Medicare data not associated with the sponsor's contracts.

	Yes or No	Attestation
I.3.		Offshore subcontracting arrangement has policies and procedures in place that allow for immediate termination of the subcontract upon discovery of a significant security breach.
I.4.		Offshore subcontracting arrangement includes all required Medicare Part C and D language (e.g., record retention requirements, compliance with all Medicare Part C and D requirements, etc.)

2.2 Part II. Attestation of Audit Requirements to Ensure Protection of PHI

	Yes or No	Attestation
II.1.		Organization will conduct an annual audit of the offshore subcontractor.
II.2.		Audit results will be used by the Organization to evaluate the continuation of its relationship with the offshore subcontractor.
II.3.		Organization agrees to share offshore subcontractor's audit results with CMS, upon request.

____

[SIGNATURE OF INDIVIDUAL AUTHORIZED TO SIGN ON BEHALF OF ORGANIZATION]

____

[TITLE]

____

[DATE]

SCHEDULE K-3
AHCCCS SUBCONTRACT

SCHEDULE K-3

AHCCCS SUBCONTRACT

Supplier acknowledges that Health Net's subsidiary, Health Net Access, Inc. ("Health Net Access") is a party to the Arizona Health Care Cost Containment System ("AHCCCS") Contract which requires that certain terms and conditions be included in contracts with subcontracting entities such as Supplier that deliver services as a subcontractor to the AHCCCS Contract. This Schedule K-3 sets forth such requirements, which are in addition those requirements set forth elsewhere in the Master Services Agreement ("Agreement"), and are applicable to services provided by Supplier under the AHCCCS Contract.

1. Definitions: Defined terms used in this Schedule K-3 shall have the same meaning as in the Agreement unless otherwise specifically defined herein.

2. Supplier shall comply with the terms and conditions of the attached.

3. Supplier acknowledges and agrees that in the event of any conflict between this Agreement and state and federal laws, rules and regulations to which Health Net or Supplier is subject, or the contract between Health Net and AHCCCS, such state and federal laws, rules and regulations shall control.

4. This Schedule K-3 incorporates and requires compliance with the Minimum Subcontract Provisions of AHCCCS, available at http://www.azahcccs.gov/commercial/MinimumSubcontractProvisions.aspx.

5. Supplier's compliance and performance of this Agreement shall be monitored by Health Net periodically and is subject to formal review according to a schedule approved by AHCCCS. Deficiencies in Supplier's performance identified in such periodic reviews and monitoring shall be communicated to the Supplier and a corrective action plan developed and provided to Supplier. Health Net may revoke the continued participation by Supplier as a subcontractor under the AHCCCS Contract or impose other sanctions if Supplier's performance is determined by Health Net to be inadequate.

6. Supplier shall cooperate, as applicable, with quality assurance programs and comply with the utilization control and review procedures specified in 42 CFR Part 456, as specified in the AHCCCS Medical Provider Manual ("AMPM").

7. Supplier shall be fully responsible for all tax obligations, worker's compensations insurance and all other applicable insurance coverage obligations which arise under this Agreement for itself and its employees, and AHCCCS shall have no responsibility or liability for any such taxes or insurance coverage.

8. Health Net may suspend, deny, refuse to renew or terminate this Agreement in accordance with the terms of the Agreement and applicable law and regulation.

9. If Supplier is performing any utilization management and concurrent review activities pursuant to this Agreement, Supplier may not structure compensation to individuals or

entities that conduct utilization management and concurrent review activities so as to provide incentives for the individual or entity to deny, limit or discontinue medically necessary services to any enrollee (42 CFR 438.210(e)).

10. Supplier shall verify the eligibility and enrollment of a Beneficiary in AHCCCS and assigned to Health Net by accessing the AHCCCS website or contacting Health Net. Supplier, if applicable, shall comply with all AHCCCS enrollment and disenrollment procedures for Medicaid Beneficiaries and acknowledges that Medicaid Beneficiaries are enrolled and disenrolled by AHCCCS.

11. Supplier may provide Health Net Access Beneficiaries with factual information, but is prohibited from recommending or steering a Beneficiary in his/her selection of an AHCCCS Program Contractor.

12. Supplier, if applicable, shall identify Medicare and other third party liability coverage and seek such Medicare or third party liability payment before submitting claims to Health Net.

13. Supplier, if applicable, shall comply with Health Net and AHCCCS encounter reporting and claims submission requirements.

14. Supplier, if applicable, shall comply with any necessary authorization from Health Net or AHCCCS for services provided to an eligible and/or enrolled Health Net Access Beneficiary.

15. Before entering into this Agreement which delegates duties or responsibilities to Supplier, Health Net has evaluated Supplier's ability to perform the activities to be delegated hereunder. The delegated duties and reporting responsibilities are specified under the Agreement. Health Net Access' Chief Executive Officer retains the authority to direct and prioritize any delegated contract requirements for services delivered pursuant to the AHCCCS Contract.

16. The Agreement incorporates by reference the terms and conditions of the AHCCCS Medicaid contract.

17. A merger, reorganization or change in ownership of Supplier shall require a contract amendment and prior approval of AHCCCS.

18. This Schedule K-3 incorporates and requires Supplier's compliance with the Disclosure of Ownership and Control and Disclosure of Information on Persons Convicted of Crimes requirements as outlined in contract and 42 CFR 455.101 through 106, 42 CFR 436 and SMDL09-001.

19. Supplier shall require that all Beneficiary communications furnished by the Supplier include Health Net's name.

SCHEDULE L

DISENGAGEMENT ASSISTANCE

TABLE OF CONTENTS

1. INTRODUCTION

This Schedule L (*Disengagement Assistance*) further describes certain Disengagement Assistance and sets forth other terms relating to the provision of Disengagement Assistance. The general purpose of Disengagement Assistance, and Supplier's goal in providing it, shall be (a) to enable Health Net to obtain from another service provider or to provide for itself and other Service Recipients, each in an efficient manner without adverse effect on the continuity of operations or otherwise, services to substitute for or replace the Services, and (b) to minimize any adverse effect of transferring responsibility for providing the Services to Health Net or to a new provider or providers selected by Health Net.

2. DEFINITIONS

2.1 Certain Definitions

The following terms, when used in this Schedule L (*Disengagement Assistance*), have the meanings given them in this Section 2.1:

(a) "***Affected Supplier Personnel***" has the meaning given in Section 5.8(a)(i).

(b) "***Affected Services***" has the meaning given in the Terms and Conditions.

(c) "***Commercially Reasonable Efforts***" has the meaning given in the Terms and Conditions.

(d) "***Confidential Information***" has the meaning given in the Terms and Conditions.

(e) "***Cutover Date***" means, for any Affected Services, the corresponding effective date of the cessation of, or the termination or expiration (as applicable) of Supplier's obligation under the Agreement to provide, such Affected Services (as such effective date may be extended pursuant to the Terms and Conditions).

(f) "***Dedicated***" solely for purposes of this Section 2.1, shall mean Supplier Personnel who spend at least *** of their time in the performance of the Affected Services.

(g) "***Dedicated BPO Personnel***" means any business process operation Supplier Personnel Dedicated to the performance of the Affected Services (it being understood that any Dedicated Supplier Personnel that are not within the category of Dedicated IT Personnel shall default into this category regardless of the role such individual performs in connection with the Affected Services).

(h) "***Dedicated IT Personnel***" means any information technology Supplier Personnel Dedicated to the performance of the Affected Services.

(i) "***Dedicated Personnel***" means Dedicated BPO Personnel and Dedicated IT Personnel.

(j) "***Discovery Notice***" has the meaning given in Section 5.7(a).

(k) "***Disengagement Assistance***" has the meaning given in the Terms and Conditions.

(l) "***Equipment***" has the meaning given in the Terms and Conditions.

(m) "***Financial Reconciliation Period***" has the meaning given in Section 6.7.

(n) "***Health Net Data***" has the meaning given in the Terms and Conditions.

(o) "***Health Net Facilities***" has the meaning given in the Terms and Conditions.

(p) "***Knowledge Transfer Plan***" has the meaning given in Section 6.6(b).

(q) "***Leased Equipment***" has the meaning given in Section 5.3(a).

(r) "***Non-BPaaS Owned Equipment***" means Owned Equipment used in connection with the Non-BPaaS IT Services.

(s) "***Out-of-Pocket Expenses***" has the meaning given in the Terms and Conditions.

(t) "***Owned Equipment***" has the meaning given in Section 5.2(a).

(u) "***Procedures Manual***" has the meaning given in the Terms and Conditions.

(v) "***Required Consent***" has the meaning given in the Terms and Conditions.

(w) "***Remaining Rebadged BPO Personnel***" means any business process operation Transitioned Employees who (a) are still employed by Supplier or its Subcontractors, and (b) who are Dedicated to the performance of the Affected Services (it being understood that any Transitioned Employees that are Dedicated to the performance of the Affected Services and who are not within the category of Remaining Rebadged IT Personnel shall default into this category regardless of the role such individual performs in connection with such Affected Services.

(x) "***Remaining Rebadged IT Personnel***" means any information technology Transitioned Employees who (a) are still employed by Supplier or its Subcontractors, and (b) who are Dedicated to the performance of the Affected Services.

(y) "***Resources***" has the meaning given in Section 5.1(a)(i).

(z) "***Reverse Transition***" has the meaning given in Section 4.1.

(aa) "***Reverse Transition Plan***" has the meaning given in Section 4.2.

(bb) "***Service Levels***" has the meaning given in Schedule B (*Service Levels*).

(cc) "***Service Recipients***" has the meaning given in the Terms and Conditions.

(dd) "***Services***" has the meaning given in the Terms and Conditions.

(ee) "***Source Code***" has the meaning given in the Terms and Conditions.

(ff) "***Subcontractor***" has the meaning given in the Terms and Conditions.

(gg) "***Successor Supplier***" means any third-party vendor to whom Health Net directs that (i) any Disengagement Assistance be provided, or (ii) Resources be transferred in accordance with this Schedule L (*Disengagement Assistance*).

(hh) "***Supplier Non-Personnel Resource Obligations***" has the meaning given in Section 5.1(c)(iii).

(ii) "***Supplier Personnel***" has the meaning given in the Terms and Conditions.

(jj) "***Supplier Personnel Information***" has the meaning given in Section 5.8(a).

(kk) "***Supplier Personnel Resource Obligations***" has the meaning given in Section 5.1(c)(iv).

(ll) "***Supplier Procured IT Asset Charge***" has the meaning given in Schedule C (*Charges*).

(mm) "***Supplier Reverse Transition Lead***" has the meaning given in Section 6.2(a).

(nn) "***Third Party Agreement***" has the meaning given in Section 5.4(a).

(oo) "***Transitioned Employee***" has the meaning given in Schedule E (*Transitioned Employees*).

(pp) "***Unidentified Asset***" has the meaning given in Section 5.7(a).

(qq) "***Use***" has the meaning given in the Terms and Conditions.

2.2 Other Defined Terms

Other terms used in this Schedule L (*Disengagement Assistance*) are either defined in the context in which they are used or are defined elsewhere in the Agreement, and in each case shall have the meanings there indicated.

3. GENERAL TERMS

3.1 Overview of Disengagement Assistance

(a) In accordance with Section 16.6 (*Disengagement Assistance*) of the Terms and Conditions, Supplier will provide Disengagement Assistance with respect to the Services as Health Net may reasonably request. In addition to the terms and conditions set forth in this Schedule L (*Disengagement Assistance*), Disengagement Assistance shall include the Supplier obligations set forth in Section 16.6 (*Disengagement Assistance*) of the Terms and Conditions and the provision of bid assistance as set forth in Section 16.8 (*Bid Assistance*) of the Terms and Conditions.

(b) Disengagement Assistance shall be deemed to be Services, and shall be provided in accordance with this Agreement, including the terms of this Schedule L (*Disengagement Assistance*). Disengagement Assistance will be provided by Supplier as requested by Health Net, and pursuant to a plan specified by Health Net or its designee, with input from Supplier (including as provided in Section 4 of this Schedule L (*Disengagement Assistance*)).

(c) To the extent that Supplier has delegated its obligation to provide Affected Services to a Subcontractor, Supplier shall cause such Subcontractor to comply with Supplier's obligation to provide Disengagement Assistance with respect to such Affected Services, and with the terms of this Schedule L (*Disengagement Assistance*).

3.2 Survival of Agreement

Disengagement Assistance will be deemed to be governed by the Terms and Conditions of the Agreement notwithstanding its earlier termination or expiration.

4. REVERSE TRANSITION PLANNING

4.1 Reverse Transition Defined

Supplier shall support and cooperate with the transition from Supplier to Health Net or one or more of Health Net's designees of Supplier's responsibility for performing the Affected Services (such transition collectively the "***Reverse Transition***"). The Reverse Transition shall include (a) the migration of the corresponding operations to one or more of such entities, (b) to the extent set forth herein and requested by Health Net, the transfer of the corresponding employees and contractor personnel to one or more of such entities

and (c) to the extent set forth herein and requested by Health Net, the transfer of the corresponding assets to one or more of such entities, each of (a) through (c) in accordance with the terms of this Schedule L (*Disengagement Assistance*) and the Agreement.

4.2 Reverse Transition Plan

Health Net or its designee will be responsible for planning and managing the Reverse Transition. For any Affected Services, Supplier will assist Health Net or its designee in preparing and subsequently revising a plan for the Reverse Transition of such Affected Services to Health Net or its designee, which may include major transition activities, schedules, and milestones that are aligned with Health Net's requirements and the rights outlined in this Schedule L (any such plan a "***Reverse Transition Plan***"). Without limiting the generality of the foregoing, such assistance shall include:

(a) preparing input for the Reverse Transition Plan detailing how Supplier will perform, during the Reverse Transition, its responsibilities to provide (i) the corresponding Affected Services before the corresponding Cutover Date(s), and (ii) Disengagement Assistance with respect to the Affected Services;

(b) reviewing draft versions of the Reverse Transition Plan and subsequent revisions, identifying to Health Net (i) risks associated with Health Net's proposed plans for Reverse Transition insofar as those plans involve the Affected Services (including any potential disruption in the Affected Services before the corresponding Cutover Date(s)), and suggested means by which such risks may be mitigated; and (ii) operational constraints that may conflict with Health Net's proposed plans; and

(c) providing other information regarding the Affected Services or Supplier's performance of Disengagement Assistance with respect to the Affected Services that may be reasonably requested by Health Net in connection with the preparation or subsequent revision of the Reverse Transition Plan.

5. RESOURCE TRANSITION

5.1 General Terms

(a) <u>Access to Resources</u>.

(i) Supplier shall provide to Health Net or its designee reasonable and timely access to and use of Equipment, Software, personnel, third parties (including Subcontractors), third party contracts (including leases, licenses and contracts), documentation and other materials or resources that are used to provide such Affected Services (collectively the "***Resources***") for the purpose of transitioning responsibility for such Affected Services to Health Net or its designee.

(ii) Supplier shall also provide Health Net or its designee with information concerning the Resources as reasonably requested by Health Net (subject to the confidentiality obligations (A) with third parties, (B) of the Terms and Conditions and (C) any applicable Laws).

(b) <u>Management of Resources</u>.

(i) If and to the extent reasonably requested in writing by Health Net in connection with Disengagement Assistance for any Affected Services, Supplier shall obtain Health Net's prior written approval before (A) taking any action or actions with respect to the removal, reassignment,

transfer, disabling or disposal of any corresponding Resources, or (B) amending, terminating or extending the terms of (or entering into new) agreements governing such Resources.

(ii) Without limiting the generality of the foregoing, with respect to personnel Resources, if and to the extent requested by Health Net in connection with Disengagement Assistance for any Affected Services, Supplier will not, without the prior written consent of Health Net:

(A) Terminate or materially vary, or purport or promise to vary, the terms or conditions of employment, engagement, or service of any Supplier Personnel performing Affected Services;

(B) Terminate (or give notice to terminate) the employment or engagement of any Dedicated Personnel other than lawfully for cause; or

(C) Prevent, restrict or hinder any Dedicated Personnel from working for Health Net or any of its designees (including a Successor Supplier).

(c) Transfer of Resources.

(i) Supplier shall provide all reasonable assistance required for, and shall take all reasonable actions (including by executing documents) necessary to effect the transfer of Resources as contemplated in this Section 5. Health Net shall reasonably cooperate with Supplier in effecting such transfer of Resources, and shall use Commercially Reasonable Efforts to cause any Successor Supplier to do the same, in each case with due consideration given to minimizing the costs to Supplier and Health Net associated with such transfer of Resources. Supplier shall use Commercially Reasonable Efforts to minimize the costs associated with the transfer of, or assumption of responsibility for, Resources pursuant to this Section 5.

(ii) Unless otherwise requested by Health Net, the effective date of any transfer of Resources pursuant to this Section 5 shall be the Cutover Date for the corresponding Affected Services.

(iii) Health Net will not assume, and shall not be liable for, any of Supplier's or any of its Subcontractor's obligations to any third party with respect to any non-personnel Resource owned, leased, licensed, or contracted for by Supplier or any of its Subcontractors (such obligations collectively the "***Supplier Non-Personnel Resource Obligations***"), and Supplier shall be responsible for performing such Supplier Non-Personnel Resource Obligations; provided, however, that for any such Resource transferred to Health Net or its designee pursuant to this Section 5, Health Net shall be responsible for such obligations to the limited extent such obligations (A) arise under a contract that is assigned to Health Net or its designee under this Section 5, and (B) arise after the effective date of assignment of such contract under this Section 5.

(iv) Health Net will not assume, and shall not be liable for, any claims, obligations, or liabilities of any kind or nature with respect to any personnel Resource that arise out of (A) Supplier's relationship as the

employer of such person, or (B) a contractual arrangement with such person (such obligations collectively "***Supplier Personnel Resource Obligations***"), and Supplier shall be responsible for performing such Supplier Personnel Resource Obligations; provided, however, that for any personnel Resource transferred to Health Net or its designee pursuant to Section 5.7, Health Net shall be responsible for such claims, obligations and liabilities to the limited extent such obligations are either (1) asserted, or result from, facts or circumstances occurring after the date on which such person commences employment with Health Net or its designee (in the case of personnel hired by Health Net or its designee) or the date the corresponding contract is assigned to Health Net or its designee (in the case of contractor personnel), or (2) caused by Health Net or its designee (including by their respective acts and omissions in connection with the selection, recruitment and employment of such persons, if applicable).

(d) Required Consents.

(i) Software and associated maintenance and support agreements. Supplier shall be financially and administratively responsible (with the cooperation of Health Net) for obtaining the Required Consents for any Software (and associated maintenance and support agreements) for which Supplier is obligated to provide a license to Health Net pursuant to Section 12.3 (*Health Net Rights to Certain Software*) or Section 15.1(b) of the Terms and Conditions, or any other section of the Agreement. Health Net shall be financially responsible and Supplier shall be administratively responsible (with the cooperation of Health Net) for obtaining a Required Consent necessary to assign a Software license (and associated maintenance and support agreements) for any Software not covered by the prior sentence.

(ii) Equipment Leases and Third Party Service Contracts. If Health Net requests Supplier to assign any leased Equipment in accordance with Section 5.3, or if Health Net requests Supplier to assign any third party service contract in accordance with Section 5.4 below, then the Party which is obligated to procure the Required Consent for such Equipment lease or third party service contract shall be as follows:

(A) if at the time of acquisition of such leased Equipment or third party service contract, (1) Supplier used Commercially Reasonable Efforts to obtain the right to assign the asset to Health Net, but (2) despite such efforts Supplier was unable to obtain such rights, and (3) Supplier so notified Health Net, and (4) Supplier explored any alternatives and provided such information to Health Net, including any ramifications to the Services that may arise out of using alternatives, and (5) Health Net agreed that Supplier could acquire such asset to utilize in providing the Services notwithstanding not having such right to assign, then Health Net shall be financially obligated to procure such Required Consent and Supplier shall be administratively responsible for procuring such Required Consent (with the cooperation of Health Net);

(B) For any scenario not covered by Section 5.1(d)(ii)(A) above, Supplier shall be financially and administratively obligated to procure such Required Consent (with the cooperation of Health Net); and

(iii) For clarity, maintenance and support agreements for Software are covered by Section 5.1(d)(i) above and not Section 5.1(d)(ii).

(e) Relationship of Asset Purchase Prices to Termination Charges.

As a general principle, it is understood and agreed by the Parties that Health Net is not, in any circumstances, obliged to compensate Supplier twice for the acquisition cost of an item of Software, Equipment, or any other tangible Resource acquired by Health Net from Supplier pursuant to this Section 5. Accordingly, to the extent that any Termination Charges payable by Health Net include an allowance or allocation for the expected net book value, residual value or other value of the categories of Resources that Health Net is entitled to acquire from Supplier in connection with the termination, the following shall apply:

(i) If Health Net pays Supplier a purchase price for any Resources, such payment shall be deemed to also constitute payment of a Termination Charge in an identical amount, and Schedule C-10 (*Termination Charges*) shall be amended (or deemed amended) to reduce the amount of the remaining Termination Charges by such amount; or

(ii) If Health Net pays Supplier a Termination Charge that includes an allowance or allocation for the expected net book value, residual value or other value of the categories of Resources that may be acquired by Health Net from Supplier in connection with such termination, the payment of such charge shall be deemed to constitute Health Net's payment to Supplier of the purchase price of the Resources Health Net is entitled to acquire from Supplier in connection with the termination.

5.2 Owned Equipment

(a) At Health Net's request, Supplier will provide information to Health Net or its designee concerning the Equipment owned by Supplier (or any of its Subcontractors) that is used to perform the Affected Services (collectively the "***Owned Equipment***"), which shall include a complete inventory of such Owned Equipment (in MS Excel format) specifying make, model, serial number, the corresponding Affected Services such Owned Equipment is used to provide, location, purchase date and other reasonable information requested by Health Net. Health Net may audit the accuracy of such information in accordance with Section 18 (*Audits and Records*) of the Terms and Conditions.

(b) As and to the extent directed by Health Net, Supplier will offer to sell, or will use Commercially Reasonable Efforts to cause the corresponding Subcontractor to offer to sell, to Health Net or its designee some or all (as designated by Health Net) of (i) the Owned Equipment used exclusively to provide the Affected Services that are BPaaS Services, at a purchase price equal to its then-current residual book value, (ii) the Supplier Procured IT Assets owned by Supplier at a purchase price equal to the remaining Supplier Procured IT Asset Charges (if any) for such Equipment less the administrative fee and any maintenance costs and other costs included in the Supplier Procured IT Asset Charges that can be avoided following a transfer of ownership to Health Net. Supplier will convey,

or will use Commercially Reasonable Efforts to cause the corresponding Subcontractor to convey, such Owned Equipment and Supplier Procured IT Assets to Health Net or its designee, along with any associated equipment warranties that Supplier (or the applicable Subcontractor) is permitted to pass on to the purchaser and with all available user and other documentation. Supplier will execute, or shall use Commercially Reasonable Efforts to cause the corresponding Subcontractor to execute, a bill of sale to evidence the conveyance. Conveyance shall be without warranties, other than a warranty of good title, and shall be set out in the bill of sale.

5.3 Leased Equipment

(a) At Health Net's request, Supplier will provide information to Health Net or its designee concerning the Equipment leased by Supplier (or any of its Subcontractors) that is used to perform the Affected Services (collectively the "***Leased Equipment***"), which shall include a complete inventory of such Leased Equipment (in MS Excel format) specifying make, model, serial number, the corresponding Services such Leased Equipment is used to provide, location, lease start date and lease term, and other reasonable information requested by Health Net. Health Net may audit the accuracy of such information in accordance with Section 18 (*Audits and Records*) of the Terms and Conditions.

(b) As and to the extent directed by Health Net, Supplier will (i) provide, or will use Commercially Reasonable Efforts to cause the corresponding Subcontractor to provide, to Health Net or its designee a copy of the current leases pertaining to (A) the Leased Equipment that is used exclusively to provide the Affected Services that are BPaaS Services and (B) the Supplier Procured IT Assets leased by Supplier, and (ii) assign, or will use Commercially Reasonable Efforts to cause the corresponding Subcontractor to offer to assign, to Health Net or its designee the leases for some or all (as designated by Health Net) of such Equipment; or if and to the extent permitted by the applicable leases and if requested and fully paid for by Health Net for any such Leased Equipment and Supplier Procured IT Assets, Supplier will buy out (or will cause the corresponding Subcontractor to buy out) some or all (as designated by Health Net) of the leases and purchase such Leased Equipment from the lessor, in which case Supplier shall convey to Health Net Supplier's interest in such Equipment. The assignee will assume the assigning party's obligations under any assigned lease relating to periods after the date of assignment.

5.4 Third Party Agreements

(a) At Health Net's request, Supplier will provide information to Health Net or its designee concerning the third party contracts and licenses in Supplier's (or any of its Subcontractor's) name that are used to perform the Affected Services (excluding Equipment leases, which are governed by Section 5.3 above, but including any third party maintenance and support services agreements for Equipment) (collectively the "***Third Party Agreements***"), which shall include a complete inventory of such contracts (in MS Excel format) specifying the third party, the nature of the contract (e.g., equipment maintenance contract), the corresponding Services such contract is used to provide, term and expiration date, and other reasonable information requested by Health Net. Health Net may audit the accuracy of such information in accordance with Section 18 (*Audits and Records*) of the Terms and Conditions.

(b) Subject to Supplier's or Subcontractor's existing confidentiality restrictions with relevant third parties, as and to the extent directed by Health Net, Supplier will (i) provide, or will use Commercially Reasonable Efforts to cause the corresponding Subcontractor to provide, to Health Net or its designee a copy of the Third Party Agreements that are primarily used to provide the Affected Services and (ii) use Commercially Reasonable Efforts to assign, or cause the corresponding Subcontractor to assign, to Health Net or its designee some or all (as designed by Health Net) of any such Third Party Agreements. The assignee will assume the assigning party's obligations under any such contract assigned relating to periods after the date of assignment.

5.5 Telephone Numbers

(a) At Health Net's request, Supplier will provide information to Health Net or its designee concerning any telephone numbers (i) for which Supplier or a Subcontractor is the customer of record, and (ii) that are used for the provision of the Affected Services (e.g., help desk numbers), which shall include a complete inventory of such numbers (in MS Excel format), the corresponding Services each of such numbers is used to provide, the corresponding network provider and country of origin, and other reasonable information requested by Health Net. Health Net may audit the accuracy of such information in accordance with Section 18 (*Audits and Records*) of the Terms and Conditions. For avoidance of doubt, this Section 5.5(a) shall not require Supplier to provide the individual telephone number for any specific Supplier employee (personal or otherwise), or the personal telephone number of any Subcontractor.

(b) At Health Net's request, Supplier shall use Commercially Reasonable Efforts to cause each of the telephone numbers described in Section 5.5(a) that are used primarily for the provision of the Affected Services to be ported to Health Net or its designee as of the corresponding Cutover Date(s), thereby making Health Net or its designee the customer of record for such numbers.

5.6 Software and Deliverables

(a) Supplier shall comply with its obligations under Sections 12 (*Resource Acquisitions During the Term*) and 15 (*Intellectual Property Rights*) of the Terms and Conditions with respect to Software and Deliverables and Section 4 of Annex 1 (*Supplemental Terms and Conditions for BPaaS Services*).

(b) Supplier shall comply with its obligations under Section 10.5(f) (*Transfer of Ownership*) of Schedule C (*Charges*) with respect to any Software that is a Supplier Procured IT Asset.

5.7 Unidentified Assets

(a) For any Affected Services, if after the corresponding Cutover Date, any Owned Equipment, Leased Equipment, Third Party Agreement, or telephone number described in Section 5.5(a) is discovered that was not identified by Supplier pursuant to Sections 5.2 through 5.6 and would have been transferable to Health Net if discovered prior to the Cutover Date (each, an "***Unidentified Asset***"), Supplier shall provide Health Net or its designee with notice of such discovery (such notice for any such Unidentified Asset a "***Discovery Notice***" for such asset), which notice shall provide a description of the corresponding Unidentified Asset which includes the information described in Sections 5.2(a), 5.3(a), 5.4(a), and 5.5(a), as applicable.

(b) As of the Cutover Date, Supplier hereby grants to Health Net and its designees, at no additional charge, to the greatest extent possible given Supplier's existing rights, perpetual, irrevocable rights of access to, and use of the Unidentified Assets at the rates (if any) calculated pursuant to Sections 5.2 through 5.6; provided, however, that with respect to any Unidentified Asset that is Leased Equipment or a Third Party Agreement, Supplier may terminate the lease or agreement corresponding to such Unidentified Asset at Supplier's expense, but only after: (i) Supplier has provided Health Net with a Discovery Notice for such Unidentified Asset, (ii) Supplier has presented Health Net with a complete copy of the corresponding agreement and has provided Health Net with the opportunity to exercise its rights pursuant to Sections 5.3(b) and 5.4(b); and (iii) Health Net has notified Supplier that it does not wish to exercise its rights pursuant to Sections 5.3(b) or 5.4(b). For any such Unidentified Asset that is Leased Equipment or a Third Party Agreement, Health Net shall provide the notification as to whether it wishes to accept assignment of the corresponding lease or agreement within thirty (30) days after Supplier's delivery of the corresponding agreement to Health Net pursuant to clause (ii) of this Section 5.7(b).

5.8 Human Resources

(i) ***

6. REVERSE TRANSITION ASSISTANCE

6.1 General Support for Reverse Transition Implementation

(a) Supplier shall support the implementation of the Reverse Transition Plan by performing its responsibilities relating to the Reverse Transition (including performing any requested Disengagement Assistance relating to the Reverse Transition, and performing Supplier's responsibilities described in the Reverse Transition Plan) in accordance with the Reverse Transition Plan.

(b) During the Reverse Transition, to the extent that Health Net requests Disengagement Assistance beyond that which is set forth in the Reverse Transition Plan, Health Net will consult and coordinate with Supplier, so as to minimize the possibility of disrupting Supplier's provision of Services.

6.2 Supplier Reverse Transition Team

(a) Until the completion of the Reverse Transition, Supplier will assign an individual to serve on a dedicated, full-time basis to manage and oversee Supplier's support of Reverse Transition activities (such position the "***Supplier Reverse Transition Lead***"). The individual serving as the Supplier Reverse Transition Lead shall be subject to Health Net's prior approval. The Supplier Reverse Transition Lead will meet with his or her Health Net counterparts on a weekly basis (or more frequently if requested by Health Net), and will serve as an escalation point for issues relating to the Reverse Transition.

(b) Supplier will assign other individuals to the Reverse Transition team as reasonably necessary to support Reverse Transition and map to Health Net's or its designee's Reverse Transition organization (e.g., by region or functional area).

6.3 Operational Transition

Supplier shall perform activities required to facilitate the orderly migration and transition

of operational responsibility for the Affected Services without interruption or adverse effect from Supplier's operating environment(s) to the replacement operating environment(s) of Health Net or its designee, as directed by Health Net, and in accordance with Supplier's responsibilities under the Reverse Transition Plan and this Schedule L (*Disengagement Assistance*). These shall include, as requested by Health Net:

(a) Providing to Health Net or its designee, as directed by Health Net, machine-readable source code (to the extent required of Supplier under this Agreement) and object code, data base, file, record layouts and field descriptions with respect to the Health Net Software (and other Software, to the extent Health Net is entitled to a license to the same), along with the documentation and associated program execution statements , and other similar information necessary for the designee to execute Software for Health Net's benefit;

(b) To the extent used to provide the Services and subject to Section 5.6, documenting and delivering program materials, including source and object libraries, reference files, interface definitions, specifications, implementation procedures relative to Health Net's technical environment, and embedded software;

(c) Delivering then-existing systems support profiles, change logs including enhancement and maintenance, history, problem tracking/resolution documentation, scale, functional and complexity assessment analyses, and status reports associated with the Services;

(d) Providing work volumes, staffing requirements, demand backlog and information on historical performance for the Service Levels, and to the extent available for each Equipment component or system, over the preceding twelve (12) months;

(e) Identifying and documenting the demarcation points for each portion of the Affected Services, including any operating level agreements with other Health Net or Supplier groups at those demarcation points and information regarding the physical and virtual locations affected by the Reverse Transition;

(f) Providing copies of all Health Net Data with the respective data bases and files on electronic media as specified by Health Net or its designee;

(g) Identifying work and projects expected to be in progress as of the corresponding Cutover Date(s) for the Affected Services, and with respect to such work, documenting current status (including project budget information), stabilizing for continuity during transition, and providing any reasonably required training to qualified personnel to achieve transfer of responsibility;

(h) Providing the following services before the corresponding Cutover Date(s):

  (i) Provide documentation used by Supplier to provide the Affected Services, including documentation necessary to provide continuity of service during transition, in hard-copy or electronic media as indicated by Health Net;

  (ii) Provide Health Net with any help desk or service request tickets and problem logs it does not already have, reporting back at least two (2) years prior to the Cutover Date (but no earlier than the Effective Date);

  (iii) Identify, record and provide change control historical records including release and maintenance levels for Systems Software;

(iv) After consultation with Health Net, discontinue all discretionary Software changes, other than with respect to the Services or other modifications necessary to address processing problems;

(v) Provide and coordinate assistance in notifying outside vendors of the procedures to be followed during the Reverse Transition;

(vi) Review the organization, structure use and contents of all Software libraries including those utilized for test, staging and production with Health Net's or its designee's operations staff;

(vii) Assist Health Net or its designee in the analysis of the direct access storage capacity required to accommodate Software libraries and Health Net's data files;

(viii) Provide reasonable assistance to Health Net or its designee in establishing or transferring operational standards including naming and addressing conventions;

(ix) Subject to Section 5.6, document and deliver all tools and databases used to provide the Services, including those for tracking projects and service information requests, and those used for knowledge transfer;

(x) Subject to Section 5.6, and as provided in Sections 12.3 and 15 of the Terms and Conditions or expressly provided in any other section of the Agreement, generate and provide the Source Code for the Software to which Health Net has a license under Sections 12.3 and 15 of the Terms and Conditions or such other express provision of the Agreement in a form reasonably requested, and deliver such Source Code, technical specifications and materials, and user documentation for the Software to Health Net or its designee as and to the extent provided for in Section 12.3 and 15 of the Terms and Conditions or such other express provision of the Agreement;

(xi) At Health Net's request and to the extent applicable, deliver the materials required to cause and control program execution and associated appropriate program execution documentation and procedures to Health Net or its designee;

(xii) Make arrangements for any physical de-installation, transportation, and relocation of Equipment and physical assets to be performed as part of the Reverse Transition;

(xiii) Provide documentation and diagrams for the voice, data, video, and other communications capabilities, including asset information and configuration settings (including configurations, router tables, IP addressing schema, managed device thresholds) for all configurable items (including media access, media, routing, bridging and switching devices and other equipment and software providing communications service delivery and management functions); and

(xiv) Provide interim Health Net Data, in such format and on such media as reasonably requested by Health Net; and

(xv) Cooperate and assist Health Net and its designees in achieving a state of operational readiness before the applicable Cutover Date(s), as such readiness is reasonably defined in the Reverse Transition Plan.

(i) Providing the following services on or before the corresponding Cutover Date(s):

(i) Copy and deliver to Health Net all requested Health Net Data files and other Health Net Confidential Information (including content listings and with respect to control file information, printouts of the same), and subject to Section 5.6 and as provided in Sections 12.2 and 12.3 of the Terms and Conditions, copy and deliver Source Code listings for the Software to which Health Net has a license to the extent provided for under Section 15 of the Terms and Conditions;

(ii) In conjunction with Health Net or its designee, conduct a rehearsal of any migration that is part of the Reverse Transition prior to the Cutover Date as scheduled by Health Net, and provide any required corrective action identified during the rehearsal;

(iii) Provide reasonable assistance to Health Net or its designee in making Health Net Data files available on the storage devices of the new environment;

(iv) Provide reasonable assistance to Health Net or its designee with the transmission or movement of data from then-existing databases to the new environment;

(v) Provide an image copy (and mirrored DASD volumes if available) of each operating system environment (in dump/restore or image mode, as applicable to the operating system platform);

(vi) Allow and assist in the installation and operation of such software, equipment or communications capabilities that may be necessary to allow for the synchronous or asynchronous replication of Health Net Data from Supplier facilities to the facilities of Health Net or its designee;

(vii) Provide reasonable assistance to Health Net or its designee with the turnover of operations and the execution of parallel testing and parallel operations;

(viii) Assist Health Net or its designee in the identification and removal of security access credentials for Supplier employees, agents and designees from reverse transitioned computing communications devices and associated software; and

(ix) Transfer responsibility to Health Net or its designee for off-site media and document storage; and

(j) Providing, after the corresponding Cutover Date(s), additional assistance requested by Health Net, including:

(i) Returning to Health Net (or if requested by Health Net destroying) at no additional charge any remaining Health Net property in Supplier's possession or under Supplier's control, including remaining reports, data and Health Net Data or Health Net Confidential Information; and

(ii) Vacating Health Net Facilities in a timely manner at no additional charge.

6.4 Organizational Transition

Supplier shall provide all reasonable assistance required to adequately transfer, in accordance with the Reverse Transition Plan, the organizational information developed during the Term to support the delivery of the Affected Services. Supplier's responsibilities shall include, as requested by Health Net:

(a) Documenting, updating, and providing functional organization charts, operating level agreements with third-party contractors, phone trees, contact lists, and standard operating procedures;

(b) Transferring physical and logical security processes and tools, including cataloguing and tendering all badges and keys, documenting ownership and access levels for all passwords, and instructing Health Net or its designee in the use and operation of security controls; and

(c) Protecting against security breaches of Supplier Personnel during the Reverse Transition by revoking Supplier Personnel access to Health Net Facilities (or secure locations within such facilities), Health Net Data, Health Net Confidential Information, Equipment, Software and other systems, processes and tools, as such Supplier Personnel are transitioned away from Health Net's account or as the functions performed by such Supplier Personnel are transitioned away from Supplier, and accordingly, corresponding access to such items is no longer required.

6.5 Business Continuity Transition

Supplier shall provide, in accordance with the Reverse Transition Plan, reasonable assistance to support Health Net's requirements for business continuity for the Affected Services during the Reverse Transition and, to the extent business continuity Services are among the Affected Services, to transfer responsibility to enable Health Net or its designee to provide similar services as part of the Reverse Transition. Supplier's responsibilities shall include, as requested by Health Net:

(a) Updating and supplying documentation used by Supplier to provide Business Continuity and Disaster Recovery Services with respect to the Affected Services, including the business continuity plans, testing procedures and frequencies including the reports of the results of such tests, redundancy diagrams and other plans;

(b) Training and informing Health Net or its designee of then-current policies and procedures with regard to backup and business continuity for the Affected Services;

(c) Providing for additional overlapping coverage or support through the Reverse Transition to minimize disruption in the event of an outage during that period;

(d) As requested by Health Net, participate in a reasonable amount of business continuity testing in connection with the Reverse Transition until a successful test of the recovery arrangements has been accomplished; and

(e) To the extent Health Net Data corresponding to the Affected Services is replicated to another facility, then Supplier shall transfer such data to Health Net or its designee, and upon Health Net's request, Supplier shall provide reasonable assistance to Health Net in developing equipment and other requirements for relocating such data.

6.6 Knowledge Transfer

(a) Supplier will provide for a transfer of knowledge regarding the Affected Services, Health Net's requirements, and related topics, so as to facilitate the provision of the Affected Services by Health Net or its designee. Supplier's responsibilities shall include, as requested by Health Net:

(i) Providing Health Net and its designee with information regarding the Affected Services that is necessary to implement the Reverse Transition Plan, and providing such information regarding Services as necessary for Health Net or its designee to assume responsibility for continued performance of the Affected Services in an orderly manner so as to minimize disruption in operations. Information that Supplier is obligated to provide under this Section 6.6 shall include: (A) relevant documentation; (B) the Procedures Manual; (C) schedules, frequencies, work product and related information for activities and deliverables as reasonably requested by Health Net; (D) operating level arrangements with third-party vendors of goods and services to the extent relevant to the Affected Services; (E) security plans and procedures; and (F) key support contacts (names and phone numbers) of Health Net and third-party personnel, and of Supplier Personnel during the Reverse Transition;

(ii) Providing reasonable training to Health Net's or its designee's personnel in the performance of those Services that are to be transferred, including in the management of the third-party vendors of goods and services used to perform the Affected Services;

(iii) Explaining the particular Supplier implementation of the processes enumerated in Schedule A (*Cross Functional Services*) of the Agreement and each SOW, and the human, procedural and technical interfaces to and interactions with Health Net (including the Procedures Manual) to Health Net or its designee's operations staff;

(iv) Responding to inquiries from Health Net regarding the Affected Services, including by providing reasonable access (e.g., by telephone) for a period of at least six (6) months after the corresponding Cutover Date(s) to Supplier Personnel who were performing such Affected Services before the Cutover Date(s); and

(v) Providing contact listings of potential alternate sources of resources, including skilled labor and spare Equipment parts.

(b) Supplier's performance of the obligations described in Section 6.6(a) shall be in accordance with a knowledge transfer plan for the Affected Services (each such plan a "***Knowledge Transfer Plan***"). Each Knowledge Transfer Plan will be aligned with the Reverse Transition Plan, and shall, at a minimum, describe the overall knowledge transfer process, including: (i) Supplier's overall approach; (ii) major activities and schedules for the knowledge transfer; (iii) the Supplier Personnel who will participate in the knowledge transfer; (iv) a detailed description of the documentation that Supplier will provide in connection with the knowledge transfer; and (v) designation of resources required of Health Net and associated schedules. Each Knowledge Transfer Plan shall be provided to Health Net for its review, comment, and approval. The reasonable comments or

suggestions of Health Net will be incorporated as applicable into each such Knowledge Transfer Plan and Health Net's final approval will be obtained prior to implementation of the Knowledge Transfer Plan.

6.7 Financial Transition

As of the Cutover Date for any Affected Services, and continuing for a period of six (6) months thereafter (each such period a "***Financial Reconciliation Period***"), Supplier will reasonably cooperate with and support Health Net, at no additional charge, to achieve a final reconciliation with respect to the areas identified in this Section 6.7.

(a) Supplier Invoicing. Supplier shall submit its invoice for all charges and credits applicable to the Affected Services through the corresponding Cutover Date, which shall be payable in accordance with Schedule C. Effective as of the Cutover Date for any Affected Services, each Party will submit to the other reconciliation information (including as reasonably requested by the other Party) to reconcile any outstanding charges or credits, and each Party shall work diligently and in good faith to achieve a final reconciliation of such charges and credits by the end of the Financial Reconciliation Period.

(i) The Parties acknowledge the possibility that invoices for third-party contracts (e.g., Third Party Agreements or Equipment leases) used to provide the Affected Services and transferred to Health Net or its designees pursuant to Section 5 may be misdirected by third-party vendors after the effective date of transfer, and provided to Supplier instead of Health Net or its designee. Supplier shall provide any such invoices in their original form to Health Net in a timely manner.

(ii) Supplier shall reimburse Health Net for third party products or services, if any, for which Supplier is financially responsible, and that are used to provide the Affected Services before the Cutover Date but invoiced to Health Net or its designee.

(iii) On or before the Cutover Date, Supplier shall provide Health Net with information reasonably requested by Health Net regarding any third party contracts used to provide the Affected Services such that Health Net can reasonably validate that the corresponding third party vendor has invoiced, and Supplier has paid, any charges arising under such contracts before the Cutover Date.

(b) Asset Acquisitions. Sections 5.2 through 5.4 describe terms pursuant to which Health Net or its designee may acquire certain resources used to provide the Affected Services. Each Party shall work diligently and in good faith to achieve, by the end of the Financial Reconciliation Period, a final reconciliation of the financial issues arising from any transfer of such resources to Health Net or its designee under such provisions.

6.8 Risk Mitigation.

The Parties will at all times work together in good faith during the disengagement to minimize any risk to or interference with the Services (including the Service Levels and the Reverse Transition).

SCHEDULE M

SUPPLIER COMPETITORS

SCHEDULE M

SUPPLIER COMPETITORS

The following is a complete list of Supplier Competitors for purposes of the definition in Section 2.1 of the Terms and Conditions. Supplier Competitors shall also include all successors and Affiliates of any of the following:

***

In addition, Supplier may add to this Schedule M entities not existing as of the Effective Date but coming into existence thereafter, that engage in the business of providing services that are the same as or comparable to the Services provided by Supplier under the Agreement, by giving Health Net written notice of Supplier's proposed addition and obtaining Health Net's prior written approval of such additional entity.

SCHEDULE N
NON-DISCLOSURE AGREEMENT

SCHEDULE N
NON-DISCLOSURE AGREEMENT

This Confidentiality Agreement (this "***Agreement***"), dated as of the __ day of ________ 20__, by and between _________________, a _______________ having offices at ______________________ ("***Recipient***"), Health Net, Inc., a Delaware corporation, with its principal offices at 21650 Oxnard Street, Woodland Hills, California 91367 (collectively with its affiliates, "***Health Net***") and Cognizant Technology Solutions U.S. Corporation, a Delaware corporation, with its principal offices at 500 Frank W. Burr Blvd., Teaneck, New Jersey 07666, (collectively with its affiliates, "***Cognizant***") (all parties hereto collectively referred to as the "***Parties***" and individually as a "***Party***").

Recitals:

WHEREAS, Health Net and Cognizant are parties to that certain Master Services Agreement dated November 2, 2014 ("***Master Services Agreement***"), pursuant to which Cognizant will perform certain business process outsourcing services for Health Net;

WHEREAS, Health Net and Recipient have entered into or are contemplating a business relationship wherein Recipient will perform certain services for Health Net which may require Recipient's use of certain confidential information of both Health Net and Cognizant (the "***Services***");

WHEREAS, Recipient and Health Net have entered into a confidentiality or other agreement that governs the use and protection of their respective confidential information that is exchanged between them; and

WHEREAS, the Parties now desire to enter into a separate agreement to govern the use and protection of Cognizant's Confidential Information (as defined below) that may be disclosed to Recipient by either Health Net or Cognizant for the purpose of enabling Recipient to perform the Services.

NOW THEREFORE, in consideration of the above premises the Parties mutually agree as follows:

1. Definition. "***Confidential Information***" shall mean any and all information disclosed to Recipient, or otherwise acquired or observed by Recipient from Cognizant or Health Net and their affiliated companies, relating to the business of Cognizant, whether communicated in writing, orally, electronically, photographically, or in recorded or any other form, including, but not limited to, all customers lists, client contracts, sales and operating information, existing and potential business and marketing plans and strategies, financial information, cost and pricing information, data media, know-how, designs, drawings, specifications, software, tools, methodologies, source codes, technical information, concepts, reports, methods, processes, techniques, operations, devices, and the like, whether or not the foregoing information is patented, tested, reduced to practice, or subject to copyright. The term "Confidential Information" does not include information which (i) becomes generally available to the public other than as a result of disclosure by Recipient in breach of this Agreement; (ii) was available to Recipient on a non-confidential basis as shown in written records prior to its disclosure to Recipient by Cognizant or Health Net; (iii) becomes available to Recipient on a non-confidential basis from a source other than Cognizant or Health Net; *provided* that such source is not bound by a confidentiality agreement with Cognizant or is otherwise prohibited from transferring the information to Recipient by a contractual, legal or fiduciary obligation; or (iv) is independently developed by Recipient without any use of or benefit from the Confidential Information and such independent development can be documented by Recipient with written records.

2. Non-disclosure. In consideration for the receipt of Confidential Information, Recipient shall hold all Confidential Information in confidence and with the same degree of care it uses to keep its own similar information confidential, but in no event shall it use less than a reasonable degree of care; and shall not, without the prior written consent of both Cognizant and Health Net, disclose such information to any person for any reason at any time. The term "person" as used in this letter shall be broadly interpreted to include, without limitation, any corporation, company, partnership or individual.

3. Use. Recipient shall not use any Confidential Information for any reason or purpose other than as necessary in regard to the Services. Recipient agrees to make no other use of the Confidential Information or to incorporate any Confidential Information into any work or product except as permitted under the Master Services Agreement. In addition, Recipient shall not use the Confidential Information for purposes of reverse engineering, decompiling, unbundling or separating for use as a stand-alone product, or preparing derivative works of such Confidential Information, except to the same extent Health Net would itself be permitted to do so under the Master Services Agreement.

4. Ownership. Recipient recognizes that all tangible information derived from Confidential Information (but not information owned by Health Net), including notes, reports and other documents prepared by Recipient in connection with the Services, including all copies thereof, (collectively "***Derived Materials***") are and shall be the sole property of Cognizant, and Recipient shall keep the same at all times in its custody and subject to Recipient's control. The Recipient does not hereby and shall not acquire by implication or otherwise pursuant to this Agreement any right in or title to or license in respect of the Confidential Information disclosed to it by Cognizant or Health Net.

5. Compelled Disclosure. In the event that Recipient is requested or required (by oral questions, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process) to disclose any of the Confidential Information, it is agreed that Recipient or such Recipient's Representative, as the case may be, will provide Cognizant and Health Net with prompt notice of such request(s) so that Cognizant or Health Net may seek an appropriate protective order or other appropriate remedy. In the event that such protective order or other remedy is not obtained, Recipient or such Recipient's Representative may furnish that portion (and only that portion) of the Confidential Information which Recipient is legally compelled to disclose and will exercise reasonable best efforts to obtain reliable assurance that confidential treatment will be accorded any Confidential Information so furnished.

6. Return of Confidential Information. Promptly following the earlier of (i) the termination of this Agreement by Health Net or Cognizant pursuant to Section 10, and (ii) the written request of Health Net, Recipient will deliver to the Party from which Recipient received the Confidential Information all documents or other materials furnished by Cognizant or Health Net to Recipient constituting Confidential Information or Derived Materials, together with all copies thereof, including computer disks in the possession of Recipient. In the event of such request, all other documents or other materials constituting Confidential Information, together with all copies thereof in the possession of Recipient, will be destroyed with any such destruction confirmed by Recipient in writing to Cognizant and Health Net.

7. No Warranties. Neither Cognizant nor Health Net makes any representation or warranty as to the accuracy or completeness of the Confidential Information.

8. No Obligation. No Party shall make any commitment or incur any expense or charge for or in the name of any other Party. No Party has any obligation by virtue of this Agreement to procure any products or services from any other Party. Neither execution nor performance of this Agreement shall be construed or deemed to have established any joint venture or partnership or have created the relationship of principal and agent between the Parties.

9. Remedies. Recipient acknowledges that money damages would be both incalculable and an insufficient remedy for any breach of this agreement by Recipient and that any such breach would cause Cognizant and Health Net irreparable harm. Accordingly, Recipient also agrees that, in the event of any breach or threatened breach of this Agreement, each of Cognizant and Health Net, in addition to any other remedies at law or in equity they may have, shall be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance.

10. Scope; Termination. This Agreement is intended to cover Confidential Information disclosed to Recipient by Cognizant and Health Net both prior and subsequent to the date hereof. This Agreement may be terminated (A) by Health Net upon written notice to Recipient, and (B) by Cognizant upon the breach by Recipient of its obligation to not disclose Confidential Information, or use by Recipient of Confidential Information other than is permitted under this Agreement; *provided, however*, that, notwithstanding anything herein to the contrary, Recipient's obligations with respect to each item of Confidential Information will survive for a period of five (5) years following the disclosure of the applicable Confidential Information.

11. Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the State of California applicable to agreements entered into and performed wholly within the State of California, and without regard to its conflict of law principles.

12. Amendments. This Agreement may not be and shall not be deemed or construed to have been modified, amended, rescinded or canceled in whole or in part, except by written instrument signed by the Parties hereto which makes specific reference to this Agreement and which specifies that this Agreement is being modified, amended, rescinded or canceled.

13. Severability. If any provision of this Agreement shall be declared invalid or illegal for any reason whatsoever, then, notwithstanding such invalidity or illegality, the remaining terms and provisions of this Agreement shall remain in full force and effect in the same manner as if the invalid or illegal provision had not been contained herein.

14. Waivers. No failure on the part of any Party to exercise, and no delay in exercising, any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy hereunder preclude any other or a future exercise thereof or the exercise of any other right or remedy granted hereby, or by any related document, or by law. Any failure of a Party to comply with any obligation contained in this Agreement may be waived by the Party entitled to the benefit thereof only by a written instrument duly executed and delivered by the Party granting such waiver, which instrument makes specific reference to this Agreement and the provision to which it relates and describes the right or obligation consented to, waived or purported to be violated.

15. Entire Agreement; No Assignment; Counterparts. This Agreement contains the entire agreement and understanding between the Parties hereto relating to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof. This Agreement may not be assigned by Recipient by operation of law or otherwise without the written consent of both Cognizant and Health Net, which consent shall not be unreasonably withheld or delayed. This Agreement may be executed in several counterparts, each of which will be deemed an original, and all of which taken together will constitute one single Agreement between the parties with the same effect as if all the signatures were upon the same instrument.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their duly authorized representatives effective as of the date and year first above written.

[COMPANY NAME]

By:______________________________
Name:
Title:

COGNIZANT TECHNOLOGY SOLUTIONS U.S. CORPORATION

By:______________________________
Name:
Title:

HEALTH NET, INC.

By:______________________________
Name:
Title:

SCHEDULE O

HEALTH NET PROVIDED RESOURCES

***

[Represents 24 pages of material pursuant to a request for confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934 which has been filed separately with the Securities and Exchange Commission]

SCHEDULE P
HEALTH NET POLICIES

SCHEDULE P
HEALTH NET POLICIES

1. INTRODUCTION

Supplier shall have ninety (90) calendar days from the Effective Date to raise any concerns about the Health Net Policies listed in this Schedule P (Health Net Policies), provided that any concerns raised by Supplier shall not result in any increase to the Charges or a diminution in the Service Levels.

2. HEALTH NET POLICIES NOT LOADED INTO THE NATIONAL POLICY LIBRARY

Listed below are the Health Net Policies not loaded into Health Net's national policy library, which the Parties acknowledge have been disclosed to Supplier by Health Net prior to the Effective Date.

Area	Policy Name	Description	Category (LOB)	Filename/Location
Claims - QA	Claims Processing & Provider Support G8_Claim Audit	Arizona AHCCCS Audit Process	AZ AHCCCS	Common 06\QA (Share Drive)
Claims - QA	Administrative Payment Audit_Claims_Revised 12-02-13	Administrative Payment audit process	All	Common 06\QA (Share Drive)
Claims - QA	Quality Assurance General Book Of Business Audit_Claims_Revised 12_20_12	QA's general audit policy	All	Common 06\QA (Share Drive)
Claims - QA	Quality Assurance DMHC Claim Audits_Revised 10-9-2012	General audit policy for the Monthly DMHC Regulatory audits	Commercial HMO and POS	Common 06\QA (Share Drive)
Claims - QA	Medicare Compliance Sampling Revised 12_20_12	This document describes the monthly sampling of the QA department universes for Health Net's Medicare line of business.	Medicare	Common 06\QA (Share Drive)
A&G - QA	Quality Assurance Medicare Compliance Auditing_A&G_Revised 12_20_12	This document describes QA's Medicare Compliance Auditing for A&G	Medicare	Common 06\QA (Share Drive)

Area	Policy Name	Description	Category (LOB)	Filename/Location
Claims - QA	Quality Assurance Medicare Compliance Auditing_Claims_Revised 12_20_2012	This document describes QA's Medicare Compliance Auditing for Membership	Medicare	Common 06\QA (Share Drive)
Claims, Membership and A&G - QA	Quality Assurance Medicare Compliance Auditing_Marketing Material Revised 12_20_12	This document describes QA's Medicare Marketing Materials Audit process for Claims, Membership and A&G	Medicare	Common 06\QA (Share Drive)
Membership - QA	QA Correspondence Audit	This document describes a method by which the correspondence intake transactions are reviewed and measured, as well as, how the results are shared.	California Commercial Correspondence Oregon Commercial Correspondence California SHP Correspondence	Common 06\QA (Share Drive)
Membership – QA	QA Membership Broker Commissions Audit	This document describes a method by which broker commission transactions are reviewed and measured, as well as, how the results are shared.	Commercial Medicare	Common 06\QA (Share Drive)
Membership – QA	QA Membership Call Audit Service Standards	The Quality Assurance measurement form and guidelines were designed to support the mission and purpose of this process.	Commercial	Common 06\QA (Share Drive)
Membership – QA	QA Membership Eligibility Audit	This document describes a method by which member enrollment transactions are reviewed and measured, as well as, how the results are shared.	Special Accounts Labor and Trust Regional Individual Family Plan Small Business Medicare	Common 06\QA (Share Drive)

Area	Policy Name	Description	Category (LOB)	Filename/Location
			Supplemental COBRA DP / Small Business Cal-COBRA / AB1401 Cal-COBRA Extension	
Membership - QA	QA Membership Group Audit	This document describes a method by which group transactions are reviewed and measured, as well as, how the results are shared.	Commercial	Common 06\QA (Share Drive)
Membership – QA	QA Membership Medicaid Access AHCCCS Audit	This document describes a method by which the Medicaid Access transactions are reviewed and measured, as well as, how the results are shared.	Arizona AHCCCS	Common 06\QA (Share Drive)
Membership – QA	QA Membership Medicare Broker Commissions Audit	This document describes a method by which the Medicare broker commission transactions are reviewed and measured, as well as, how the results are shared.	Medicare	Common 06\QA (Share Drive)
Membership – QA	QA Membership Medicare Compliance Auditing	This document describes QA's monitoring process for compliance with Health Net's Medicare enrollment and disenrollment procedures.	Medicare	Common 06\QA (Share Drive)
Membership – QA	QA Membership Premium Billing Audit	This document describes a method by which premium billing transactions are reviewed and measured, as well as, how the results are shared.	Special Accounts Labor and Trust Regional Individual Family Plan Small Business Medicare	Common 06\QA (Share Drive)

Area	Policy Name	Description	Category (LOB)	Filename/Location
			COBRA DP / Small Business Cal-COBRA / AB1401 Cal-COBRA Extension	
A&G - QA	Quality Assurance_A&G Audit Policy_ Revised 2012_07_05	This document describes QA's monthly review process of Appeals & Grievance case files processed and closed by both Health Net Associates and Supplier.	All	Common 06\QA (Share Drive)
Configuration – QA	Business Solutions - ACA SBC Audit P&P	SBC Audit Process	All	Common 06\QA (Share Drive)
Configuration – QA	Business Solutions - Benefit Load Audit P&P	Benefits Configuration Audit Process	All	Common 06\QA (Share Drive)
Configuration – QA	Business Solutions - Contracts Load Audit P&P	Contracts Configuration Audit Process	All	Common 06\QA (Share Drive)
Configuration – QA	Business Solutions - Provider Configuration Audit P&P	Provider Configuration Audit Process	All	Common 06\QA (Share Drive)
Training	Privacy Compliance Department Protocol	This document outlines the Training Staff's responsibilities whenever they are delivering a class that involves the demonstration of Protected Health Information.	All LOB	OPSTraining Drive, Management Dashboard
Training	TRN-002.2 - PHI Training Materials	This document outlines the Training Staff's responsibilities regarding Protected Health Information (PHI) or Personal Identification Information (PII) when developing training materials.	All LOB	OPSTraining Drive, Management Dashboard
Training	TRN-002 - Claims Pended during Training	This document outlines the process to follow while a trainer has an ongoing class and it is	All LOB	OPSTraining Drive, Management

Area	Policy Name	Description	Category (LOB)	Filename/Location
		necessary to 'pend' and claim for further clarification.		
Training	TRN-003 - Cal MedConnect Training Policy	This document outlines how Training will be delivered and Tracked for Membership and Claims associates that process Cal MediConnect work.	Cal Medi-Connect	OPSTraining Drive, Management
Training	TRN-003.01 - AZ HN Access Training Policy	This document outlines how Training will be delivered and Tracked for Membership and Claims associates that process AHCCCS work.	AHCCCS	OPSTraining Drive, Management
Training	Travel and Expense Department Protocal	This document outlines the protocols training staff will follow when submitting expense reports related to company business trips. This document is a supplement item to all corporate travel policies.	ALL LOB	OPSTraining Drive, Management
Training	SOX Protocol - Membership	This document outlines the process training staff must follow prior to processing any live work for the membership department.	ALL LOB	OPSTraining Drive, Management
Training	SOX Protocol - Claims	This document outlines the process training staff must follow prior to processing any live work for the claims department that exceeds $0.01.	ALL LOB	OPSTraining Drive, Management
Training	TRN-ADMIN_001 - Adding an Assistant to Concur	This document outlines the process training staff must follow in order to add an assistant to Concur.	ALL LOB	OPSTraining Drive, Management
Training	BST Orientation and Performance Standards	This document outlines the department's operations and expectations for all training staff members.	ALL LOB	OPSTraining Drive, Management

Area	Policy Name	Description	Category (LOB)	Filename/Location
MHN A&G	Online Submission of Member Grievances	To ensure that all members with plans for which MHN is delegated appeals and complaints are able to register grievances confidentially online.	All MHN Lines	Lotus Notes database
MHN A&G	Member Appeals - Urgent	To provide an expedited process for urgent appeals by members (or their representatives) who request re-evaluation of a decision to deny authorization of payment for urgent care claims.	All MHN Lines	Lotus Notes database
MHN A&G	Member Appeals - PreService/Concurrent	To provide a pre-service appeal by members or their representatives who request re-evaluation of a decision to deny authorization of payment for pre-service care claims.	All MHN Lines	Lotus Notes database
MHN A&G	Member Appeals - Post Service	To provide a process for appeal by members or their representatives who request re-evaluation of the decision to deny authorization of payment for services, or who are dissatisfied with the resolution of a complaint filed with MHN.	All MHN Lines	Lotus Notes database
MHN A&G	Provider Disputes	A provider dispute resolution process has been established to insure, for both individual practitioner and facility providers, consistent, timely, and effective de novo review of an issue that has not been satisfactorily resolved through our regular provider customer service channels.	All MHN Lines	Lotus Notes database
MHN A&G	Provider Disputes - CalViva	In order to assure that all provider disputes administered by CalViva Health ("***CalViva***" or the "***Plan***") are addressed in a fair and timely manner, CalViva has established this policy, which specifies how provider disputes	CalViva	Lotus Notes database

Area	Policy Name	Description	Category (LOB)	Filename/Location
		are to be handled from inception to resolution.		
MHN A&G	Language Assistance Program	To ensure that MHN is in compliance with the Department of Managed Health Care and California Department of Insurance regulations regarding language assistance requirements. To ensure that MHN provides enrollees with appropriate linguistic assistance to ensure quality clinical care, and to disclose to enrollees the availability of the Language Assistance Program (LAP) in efforts to reduce health care disparities.	All California/DMHC Lines	Lotus Notes database
MHN A&G	Written Translation Services	The purpose of this policy and procedure is to ensure that MHN's customer service and utilization management teams are in compliance with all state and federal regulations regarding written notification and translation of applicable MHN documents.	All Lines	Lotus Notes database
MHN A&G	MediCare and Cal MediConnect Hospital Discharge Appeal Process	To establish a consistent process for informing Medicare and Cal MediConnect members of appeal rights when member is not in agreement with the planned discharge date.	All Medicare	Lotus Notes database
MHN A&G	Medi-Cal Behavioral Health Responsibility-MHN and California County Speciality Mental Health Plans	To explain MHN (also referred to as the managed care plan, or MCP) responsibilities in the provision of medically necessary outpatient mental health services for MHN Medi-Cal members; differentiate MHN's responsibilities from County Specialty Mental Health Plan (MHP) responsibilities; and describe care coordination between MHN and the County Specialty MHP.	MediCal	Lotus Notes database
MHN A&G	MHN Compliance Incident Reporting-	MHN Services (MHN) must ensure accurate and timely reporting of Medicare compliance	All Medicare	Lotus Notes database

Area	Policy Name	Description	Category (LOB)	Filename/Location
	Medicare	issues.		
MHN A&G	MOON PDR	A Medicare required provider dispute resolution process has been established to ensure (for both non-contracted individual practitioners and non-contracted facility providers) compliant, consistent, timely, and effective review of specific dispute types.	Medicare	Lotus Notes database
MHN A&G	MOON Appeal	To define the basic responsibilities for the handling of the non-contracted provider appeal resolution process, ensuring a compliant, consistent, timely, and effective Medicare-required review for these specific provider appeals.	Medicare	Lotus Notes database
A&G	A&G Transfer Process to Resolution Team for Explanation of Benefit (EOB) Reconciliation	This P&P Outlines how A&G would work to resolve a MOOP Complaint due to MED 128.	Medicare A&G	N/A
CCC	Business Checkout Communication Procedure	P&P to outline communicating Business Checkout with the CCC floor.	AR - AP	N/A
A&G/CCC	Pharmacy Authorization Requests	P&P covers new prior auth forms as a result of COMM 49	CA Comm	N/A
MHN CCC	Authorization of Out-of-State Care For Members Who Only Have In-State Benefits	To establish a process for authorizing medically necessary out-of-state care for members who do not have an out-of-state benefit, but the medically necessary service is not available in the member's state.	All MHN Lines	MHN Policy and Procedure Database
MHN CCC	Compliance with Health Net, Inc. Exempt Grievance Policies and Procedures	To ensure that MHN associates follow all Health Net Inc. Exempt Grievance policies and procedures for accounts regulated by the California Department of Managed Health	EAP, HMO, Commercial Managed Care	MHN Policy and Procedure Database

Area	Policy Name	Description	Category (LOB)	Filename/Location
		Care (DMHC).		
MHN CCC	Flexing of Benefits	To define which exceptions to the standard benefit policy may be approved for a member. To describe the process for implementing such exceptions. To delineate procedural guidelines to ensure equal and consistent policy application for all members to whom it applies.	HMO, Commercial Managed Care	MHN Policy and Procedure Database
MHN CCC	Investigation and Review of Quality Issues with Potential Quality Indicators (PQI)	To ensure that the MHN Clinical Quality Management Department (CQMD) identifies, reviews, and takes action on issues that may pose potential harm to a member while in treatment as a result of lack of clinical quality of care. The CQMD Department will review all filed cases of member's grievances, as well as internal staff concerns presenting clinical issues. Lack of quality of care is defined as not meeting professionally recognized standard of care (for details, see the list of Potential Quality Indicators below) and/or not being compliant with MHN clinical standards.	Commercial Managed Care, Cal MediConnect, EAP, EPO, HMO, Medi-Cal (including CalViva), Medicare, PPO	MHN Policy and Procedure Database
MHN CCC	Medi-Cal Behavioral Health Responsibility: MHN and California County Specialty Mental Health Plans	To explain MHN (also referred to as the managed care plan, or MCP) responsibilities in the provision of medically necessary outpatient mental health services for MHN Medi-Cal members; differentiate MHN's responsibilities from County Specialty Mental Health Plan (MHP) responsibilities; and describe care coordination between MHN and the County Specialty MHP.	Medi-Cal (including CalViva)	MHN Policy and Procedure Database
MHN CCC and MHN	MHN Compliance Incident Reporting (Medicare)	MHN Services (MHN) must ensure accurate and timely reporting of Medicare compliance	Medicare	MHN Policy and Procedure Database

Area	Policy Name	Description	Category (LOB)	Filename/Location
A&G		issues.		
MHN CCC	Most Valued Provider Program (MVP)	To describe the Most Valued Provider (MVP) program protocol and to ensure that MHN's customer service and utilization management service teams are in compliance with the MVP procedures as outlined in this document.	All MHN Lines of Business (Exceptions- Healthy Families, CHIPA, BHA, Cardinal Care / Vaden Health Center & CVS accounts)	MHN Policy and Procedure Database
MHN CCC	Request For Information Regarding Utilization Management Review Procedures	To establish guidelines for informing patients, hospitals, physicians, other health professionals, and the public who request to know MHN's review procedures for authorization of payment for clinical services.	Commercial Managed Care, EPO, HMO, Medi-Cal (including CalViva), Medicare, PPO	MHN Policy and Procedure Database
MHN CCC	Second Opinions	To establish clear guidelines for obtaining second opinions	All MHN Lines	MHN Policy and Procedure Database
MHN CCC and MHN A&G	Untoward Events	To ensure that major significant adverse events involving MHN members are reviewed to identify problem areas.	Commercial Managed Care, Cal MediConnect, EAP, EPO, HMO, Medi-Cal (including CalViva), Medicare, PPO	MHN Policy and Procedure Database
MHN CCC	Administration of the California Parity Benefit	To ensure that California members receive services and benefits consistent with California regulations.	HMO, Commercial Managed Care	MHN Policy and Procedure Database
MHN CCC	Administration of the Oregon Parity Benefit	To ensure that members receive services and benefits consistent with Oregon regulations.	Commercial Managed Care, EPO	MHN Policy and Procedure Database
MHN CCC	Behavioral Health Care Coordination and Interface with Primary Care and other	To define and describe possible coordination and support for members who may receive	Cal MediConnect, Commercial	MHN Policy and Procedure Database

Area	Policy Name	Description	Category (LOB)	Filename/Location
	Medical Providers	some level of behavioral health intervention and/or services from a primary care physician (PCP) or other medical doctor.	Managed Care, All MHN Lines of Business, EPO, HMO, Medi-Cal (including CalViva), Medicare, PPO	
MHN CCC and MHN A&G	Benefit Waiver: Benefit Exception	To establish a standardized protocol to give guidance to all MHN associates to meet the needs of a client company and its employees. MHN commitment to service design includes, but is not limited to, providing services outside of the benefit design of the client company.	All MHN Lines of Business	MHN Policy and Procedure Database
MHN CCC	Crisis Intervention - Urgent and Emergent Service Access and Referrals	To standardize the process by which MHN staff handle callers needing urgent or emergent services, consistent with MHN's level of care criteria. To provide guidelines for timely service delivery in accordance with MHN protocols for crisis stabilization, and to assure that the needed services were provided. To assist MHN staff in organizing efficient and effective response to crisis situations presented on the telephone.	Cal Medi-Connect, Commercial Managed Care, EAP, EPO, HMO, Medi-Cal (including CalViva), Medicare, PPO	MHN Policy and Procedure Database
MHN CCC	EAP, Behavioral Health Care, and Community Resource Coordination	To define how care managers will utilize all available resources when MHN Employee Assistance Program (EAP) and behavioral health members need more assistance than can be offered by accessing their benefits.	Commercial Managed Care, EAP, EPO, HMO, Medi-Cal (including CalViva), Medicare, PPO	MHN Policy and Procedure Database
MHN CCC	Emergency Room Services	To ensure that MHN and its delegates provide, arrange for, or otherwise facilitate all needed emergency room services for behavioral health emergencies, including	Commercial Managed Care, EPO, HMO, Medi-Cal (including CalViva),	MHN Policy and Procedure Database

Area	Policy Name	Description	Category (LOB)	Filename/Location
		appropriate coverage of costs.	Medicare, PPO	
MHN CCC	Initial Eligibility Verification Process For Customer Service Representatives and Care Managers	To standardize the eligibility verification processes when members request access to benefits or services, but do not appear eligible in the care management system.	All MHN Lines of Business	MHN Policy and Procedure Database
MHN CCC	Language Interpretation and Hearing Impaired Services	To ensure that all members and providers have prompt and efficient access to MHN services, in order to sustain a high level of patient care, customer service and satisfaction.	Commercial Managed Care, EAP, EPO, HMO, Medi-Cal (including CalViva), Medicare, PPO	MHN Policy and Procedure Database
MHN CCC	Out of Network Exceptions	MHN has an extensive network of facilities and providers to meet the needs of our members. However, at times there will be unique situations that require treatment that is not available within the allowable network for that member. In these unique situations MHN has developed this policy to address specific requests of members who believe that the network within their benefit plan does not meet the requirements of treatment.	HMO, Commercial Managed Care, Medicare	MHN Policy and Procedure Database
MHN CCC	Referral, EAP Authorization, and Managed Care Registration for Accounts with EAP Services Plus Managed Care Benefits	To standardize procedures for determining whether Employee Assistance Program (EAP) services or behavioral health benefits should be used at the time of initial referral, authorization, or registration. To ensure accurate account reporting when EAP services and/or behavioral health benefits are accessed by members. To ensure accurate claims processing when a member has both EAP services plus managed care benefits with MHN.	EAP, Commercial Managed Care, as Applicable	MHN Policy and Procedure Database

Area	Policy Name	Description	Category (LOB)	Filename/Location
MHN CCC	Routine EAP Service Referrals	To establish procedures for completing Employee Assistance Program (EAP) referrals and authorizations.	EAP	MHN Policy and Procedure Database
MHN CCC	Routine Outpatient Service Referrals	To establish procedures for completing outpatient service referrals.	All MHN Lines of Business	MHN Policy and Procedure Database
MHN CCC	Special Handling for Clinical Referrals	To define and establish protocol for Special Handling of clinical referrals, separate from the account specific provider availability check (PAC) process.	EAP, HMO, Commercial Managed Care, Medicaid	MHN Policy and Procedure Database
MHN CCC	Special Handling for Repetitive Callers	To assist MHN staff in organizing efficient, effective, and clinically appropriate responses to repetitive callers who are unable or unwilling to accept referrals or help.	All MHN Lines of Business	MHN Policy and Procedure Database
MHN CCC	Telehealth Guidelines for Behavioral Health Service Delivery	To document and outline MHN's operational protocol for telehealth services (web audio-video) for behavioral health outpatient treatment. This behavioral health policy is separate and distinct from MHN's EAP policy, Telephonic/Web-video EAP Services - Service Delivery.	Medi-Cal (including CalViva)	MHN Policy and Procedure Database
MHN CCC	Telephone Access Standards	To ensure that members and providers have prompt and efficient access to MHN services, and thereby sustain a high level of patient care, customer service and satisfaction.	Commercial Managed Care, EAP, EPO, HMO, Medi-Cal (including CalViva), Medicare, PPO	MHN Policy and Procedure Database
MHN CCC	Telephone Transfer Protocol: Customer Service Representative to Care Manager	To establish a clear internal telephone transfer protocol to ensure member safety and appropriate access to clinical assessment.	Cal MediConnect, Commercial Managed Care, EAP, EPO, HMO, Medi-Cal (including	MHN Policy and Procedure Database

Area	Policy Name	Description	Category (LOB)	Filename/Location
			CalViva), Medicare, PPO	
MHN CCC	Telephonic/Web-video EAP Services - Service Delivery	To standardize and describe member access, scheduling, and provision of individual telephonic/web-video Employee Assistance Program (EAP) services. To provide standard protocols that can be effectively and efficiently implemented to provide telephonic/web-video services as a core EAP service.	EAP	MHN Policy and Procedure Database
MHN CCC	Transition of Care Process (New Members)	To establish a process for authorizing continued services in a timely and appropriate fashion for new members who are in a current episode of treatment with a non-network practitioner.	Cal MediConnect, Commercial Managed Care, EPO, HMO, Medi-Cal (including CalViva), Medicare, PPO	MHN Policy and Procedure Database
MHN CCC	Commercial Managed Care, EPO, HMO, Medi-Cal (including CalViva), Medicare, PPO	The purpose of this policy and procedure is to ensure that MHN's customer service and utilization management teams are in compliance with all state and federal regulations regarding written notification and translation of applicable MHN documents.	Commercial Managed Care, EPO, HMO, Medi-Cal (including CalViva), Medicare, PPO	MHN Policy and Procedure Database
MHN CCC	Authorization for Transcranial Magnetic Stimulation (TMS)	To ensure appropriate coverage of requests for authorization of transcranial magnetic stimulation (TMS).	Cal MediConnect, Commercial Managed Care, EPO, HMO, Medicare, PPO	MHN Policy and Procedure Database
MHN CCC	Documentation Requirements for Outpatient Care Management for New Jersey Psychologists	To ensure consistent standards of documentation for outpatient care management for cases treated by New Jersey Psychologists in compliance with the New Jersey Independent Professional Review	All MHN Lines of Business	MHN Policy and Procedure Database

Area	Policy Name	Description	Category (LOB)	Filename/Location
		Committee Law (NJ Law NJSA 45:14B-31-46)		
MHN CCC	Psychological and Neuropsychological Testing	To ensure appropriate and consistent application of criteria for requests for authorization of psychological testing.	Cal MediConnect, Commercial Managed Care, EPO, HMO, Medi-Cal (including CalViva), Medicare, PPO	MHN Policy and Procedure Database
MHN CCC	After Hours Higher Level of Care Determinations	To define a consistent practice for processing requests for higher level of care (HLOC) services in the MHN After Hours department. After Hours only authorizes for acute Level of Care inpatient behavioral health services (i.e., inpatient mental health, inpatient detoxification and inpatient rehabilitation).	All MHN Lines of Business	MHN Policy and Procedure Database
MHN CCC	Managing Higher Level of Care Cases When MHN is Secondary Coverage	To establish guidelines for managing cases when the member has primary coverage through a different managed behavioral health care carrier.	All MHN Lines of Business	MHN Policy and Procedure Database
MHN CCC	Pre-Service Requests for Higher Levels of Care Authorization	To define a consistent practice for processing pre-service requests for authorization.	Cal MediConnect, Commercial Managed Care, EPO, HMO, Medicare, PPO	MHN Policy and Procedure Database
MHN CCC	Requests for Authorization of Initial Psychiatric Consultations in Non-Psychiatric 24-Hour Medical/Surgical Settings	To ensure appropriate coverage for requests for authorization for psychiatric consultations and behavioral health evaluations in a non-psychiatric 24-hour medical/surgical setting (inpatient, skilled nursing facility, nursing home).	Cal MediConnect, Commercial Managed Care, EPO, HMO, Medi-Cal (including CalViva), Medicare, PPO	MHN Policy and Procedure Database

Area	Policy Name	Description	Category (LOB)	Filename/Location
MHN CCC	Urgent Pre-Service Requests for Higher Levels Of Care Authorization	To establish a process for urgent requests for authorization for higher levels of care (HLOC).	Cal MediConnect, Commercial Managed Care, EPO, HMO, Medicare, PPO	MHN Policy and Procedure Database
MHN A&G	External Appeal Review	To provide an external appeal review of MHN's final determination to deny authorization of payment for pre-service, concurrent, or post-service claims for MHN Commercial and Health Plan accounts as delegated and contracted.	HMO, Commercial Managed Care	MHN Policy and Procedure Database
MHN A&G	Independent Medical Review (IMR) Appeals - California ONLY	To provide for members of California Department of Managed Health Care regulated plans or a Health Net Life Stand Alone plan regulated by the California Department of Insurance an external appeal review of MHN's final determination to deny authorization of payment for delayed or modified services, determinations of medical necessity, payment for emergency or urgently needed services, or determinations that a treatment is experimental or investigational.	Commercial Managed Care, California Knox-Keene	MHN Policy and Procedure Database
MHN A&G	Medicare Post Service Appeals for Non-contracted Providers	To define the basic responsibilities for the handling of the non-contracted provider appeal resolution process, ensuring a compliant, consistent, timely, and effective Medicare-required review for these specific provider appeals.	Medicare	MHN Policy and Procedure Database
MHN A&G	Medicare Provider Payment Dispute Process (for Non-contracted Providers Only)	A Medicare required provider dispute resolution process has been established to ensure (for both non-contracted individual practitioners and non-contracted facility providers) compliant, consistent, timely, and	Medicare	MHN Policy and Procedure Database

Area	Policy Name	Description	Category (LOB)	Filename/Location
		effective review of specific dispute types.		
MHN A&G	Online Submission of Member Grievances	To ensure that all members with plans for which MHN is delegated appeals and complaints are able to register grievances confidentially online.	EAP, Commercial Managed Care, California Knox-Keene	MHN Policy and Procedure Database
MHN A&G	Post-Service Member Appeals	To provide a process for appeal by members or their representatives who request re-evaluation of the decision to deny authorization of payment for services, or who are dissatisfied with the resolution of a complaint filed with MHN.	Commercial Managed Care, EPO, HMO, PPO	MHN Policy and Procedure Database
MHN A&G	Pre-Service/Concurrent Member Appeals	To provide a pre-service appeal by members or their representatives who request re-evaluation of a decision to deny authorization of payment for pre-service care claims.	Commercial Managed Care, EPO, HMO, PPO	MHN Policy and Procedure Database
MHN A&G	Provider Dispute Resolution Process	A provider dispute resolution process has been established to insure, for both individual practitioner and facility providers, consistent, timely, and effective de novo review of an issue that has not been satisfactorily resolved through our regular provider customer service channels.	All MHN Lines of Business, including Medicare	MHN Policy and Procedure Database
MHN A&G	Urgent Member Appeals	To provide an expedited process for urgent appeals by members (or their representatives) who request re-evaluation of a decision to deny authorization of payment for urgent care claims.	Commercial Managed Care, EPO, HMO, PPO	MHN Policy and Procedure Database
MHN CCC and MHN A&G	Associate / Board Member Confidentiality Agreement	To ensure that all MHN associates and Board of Directors members have read and agreed to comply with all MHN Clinical Services policies and procedures regarding	Cal MediConnect, Commercial Managed Care, EAP, EPO, HMO, Medi-	MHN Policy and Procedure Database

Area	Policy Name	Description	Category (LOB)	Filename/Location
		confidentiality of patient information.	Cal (including CalViva), Medicare, PPO	
MHN CCC and MHN A&G	Authorization for Disclosure /Authorization of Representative and Medical Records	· To ensure compliance with all MHN standards and applicable state and federal statutes regarding the disclosure of confidential patient information; · To ensure the rights of qualified individuals to access confidential patient information; · To allow members to assign a representative to act on their behalf, and · To protect the security of confidential patient information.	Cal Medi-Connect, Commercial Managed Care, EAP, EPO, HMO, Medi-Cal (including CalViva), Medicare, PPO	MHN Policy and Procedure Database
MHN CCC and MHN A&G	Collection and Maintenance of Member Specific Information and Non-Telephonic Communication and Records	To ensure the appropriate collection, protection, and maintenance of confidential member specific records, information and non-telephonic communication.	All MHN Lines of Business	MHN Policy and Procedure Database
MHN CCC and MHN A&G	Compliance With Health Net Inc. HIPAA Policies and Procedures	To ensure compliance with Health Net Inc. HIPAA policies and procedures	Commercial Managed Care, EAP, EPO, HMO, Medi-Cal (including CalViva), Medicare, PPO	MHN Policy and Procedure Database
MHN CCC and MHN A&G	Confidentiality of Member Specific Information With Inbound and Outbound Calls	To enure the confidentiality of member-specific information relative to its communication to and from members, callers and/or entities outside MHN.	Cal MediConnect, Commercial Managed Care, EAP, EPO, HMO, Medi-Cal (including CalViva), Medicare, PPO	MHN Policy and Procedure Database
MHN CCC and MHN	Confidentiality of Provider Specific Information	To assure the confidentiality of provider-specific information, relative to its	Cal MediConnect, Commercial	MHN Policy and Procedure Database

Area	Policy Name	Description	Category (LOB)	Filename/Location
A&G		distribution to entities outside Managed Health Network.	Managed Care, EAP, EPO, HMO, Medi-Cal (including CalViva), Medicare, PPO	
MHN CCC	Consent Requirements for Minors Able to Consent to Services (California-specific)	To ensure proper consideration of the rights of members who are minors and are able to consent to health care services without required notification to parents or guardians.	CALIFORNIA ONLY: Commercial Managed Care, EPO, HMO, Medi-Cal (including CalViva), PPO	MHN Policy and Procedure Database
MHN CCC and MHN A&G	Consent Requirements for Minors or Adults Unable to Give Consent	To ensure proper consideration of the rights of members who are minors or adults who are unable to give consent.	Cal MediConnect, Commercial Managed Care, EAP, EPO, HMO, Medi-Cal (including CalViva), Medicare, PPO	MHN Policy and Procedure Database
MHN CCC and MHN A&G	Disclosure of Confidential Member Information to Parents	To provide for appropriate disclosure of confidential member information to parents.	Cal Medi-Connect, Commercial Managed Care, EAP, EPO, HMO, Medi-Cal (including CalViva), Medicare, PPO	MHN Policy and Procedure Database
MHN CCC	Duty to Warn: Exceptions to Confidentiality	To delineate mandatory reporting procedures for situations involving reports of potential danger to self or others	Cal MediConnect, Commercial Managed Care, EAP, EPO, HMO, Medi-Cal (including CalViva), Medicare, PPO	MHN Policy and Procedure Database

Area	Policy Name	Description	Category (LOB)	Filename/Location
MHN CCC	Mandatory Child/Elder Abuse Reporting – Exceptions to Confidentiality	To delineate mandatory reporting procedures for child, elder and dependent adult abuse.	Cal MediConnect, Commercial Managed Care, EAP, EPO, HMO, Medi-Cal (including CalViva), Medicare, PPO	MHN Policy and Procedure Database
MHN CCC and MHN A&G	Visitor Guidelines and Confidentiality Agreement	To establish a process that safeguards confidential patient specific and/or proprietary company information by only allowing access to company premises handling Protected Health Information (PHI) to authorized visitors who have signed a Business Associate Agreement (BAA) with Health Net and requiring these visitors to always wear a company-authorized identification badge and sign in at the main lobby on a visitor log with privacy language clearly printed on each page.	Cal MediConnect, Commercial Managed Care, EAP, EPO, HMO, Medi-Cal (including CalViva), Medicare, PPO	MHN Policy and Procedure Database
CCC and A&G	Customer Contact Center and Appeals & Grievances Policy & Procedure: Member Issues, Complaints and Appeals (Note- In process and will be added to NPL after updates)	Policy for use by other dept. to assist in where appeals and/or grievances should be sent for timely processing	All regions, All products	GENERAL COMPLAINT P&P vl 061614; Z:\WH\Commonl 0\MemServ2\Policies Procedures - VL\!Melissa
Membership	61.68 GINA (HR 493)	It is the policy of Health Net to be compliant with Federal legislation HR493, GINA (Genetic Information Nondiscrimination Act) that was signed into law on May 21, 2008, with Sections 101, 102 and 104 relating to health insurers taking effect by May 2009. The objective is to describe Health Net's requirements to ensure that subscribers are not discriminated against because of genetic	ALL	54703/Knowledgebase

Area	Policy Name	Description	Category (LOB)	Filename/Location
		testing results that may affect their health.		
Membership	CHIP - HR 2	It is the purpose of the Act (H.R. 2) to provide dependable and stable funding for children's health insurance under CHIP in order to enroll the six million uninsured children who are eligible, but not enrolled, for coverage.	ALL	54748/Knowledgebase
Membership	Gender Identification - AB1586	Health Net may not discriminate on the basis of an insured's or prospective insured's actual or perceived gender identity, or on the basis that the insured or prospective insured is a transgender person.	ALL CA & OR	54749/Knowledgebase
Membership	GINA (HR 493)	It is the policy of Health Net to be compliant with Federal legislation HR493, GINA (Genetic Information Nondiscrimination Act) that was signed into law on May 21, 2008, with Sections 101, 102 and 104 relating to health insurers taking effect by May 2009. The objective is to describe Health Net's requirements to ensure that subscribers are not discriminated against because of genetic testing results that may affect their health.	ALL	54750/Knowledgebase
Membership	1111.02 CA IFP Enrollment w/o Underwriting (Policy Statement)	It is the policy of the CA IFP Unit to coordinate with Sales in the review and processing of IFP applications. CA IFP plans provide health care coverage for individuals and families who are not provided coverage by their employer, Covered CA or a government-financed health plan (e.g. Medicare or other state/federal funded program). The objective is to define eligibility requirements, type of products offered and payment options.	CA IFP	56393/Knowledgebase

Area	Policy Name	Description	Category (LOB)	Filename/Location
Membership	OR IFP Enrollment (Includes Quick Net) - SOX Control 2734	It is the policy of the OR IFP Unit to coordinate with Sales in the review and processing of IFP applications. OR IFP plans provide health care coverage for individuals and families who are not provided coverage by their employer, through Cover Oregon or a government-financed health plan (e.g. Medicare or other state/federal funded program). The objective is to define eligibility requirements, type of products offered and payment options.	OR IFP	56395/Knowledgebase
Membership	Cal-COBRA AB1401	AB1401 signed on September 22, 2002, pursuant to Health and Safety Codes and Insurance Codes Sections amends those sections to comply with California legislation regarding Cal-COBRA coverage. This bill revises certain provisions of Cal-COBRA and other existing laws that require plans and insurers to offer health benefit coverage to certain individuals. To comply with the revised coverage requirements for converted policies, and to offer specified individuals who begin receiving continuation coverage, and who have exhausted their continuation coverage under federal continuation coverage provisions, an opportunity to extend the term of their coverage to 36 months.	CA COBRA	56772/Knowledgebase
Membership	COBRA Premium Assistance Under ARRA	On February 17, 2009 the President signed into law the American Recovery and Reinvestment Act (ARRA). The objective of this legislation is to provide premium assistance for eligible beneficiaries electing COBRA coverage, as defined under ARRA and its extensions.	ALL COBRA	56773/Knowledgebase

Area	Policy Name	Description	Category (LOB)	Filename/Location
Membership	Collection Unit - General Ledger AR Adjustments & Collections - SOX Ctl 1761, 2765 & 2767	Management reviews Aged A/R Report quarterly, and after comparison of Aged A/R Report to the General Ledger may approve A/R Adjustment to General Ledger. Management may approve additional allowances to the G/L within a Quarter to reflect updated Aged A/R Reports. Additionally, the review of the Aged A/R Report identifies potential problem groups and lines of business, enabling Management to create a proactive approach to address and target these accounts.	ALL	56774/Knowledgebase
Membership	Cash Unit - Payment Processing - SOX Ctl 1767, 2777 & 2778	Cash Unit processes the payments received via mail, interoffice, hand delivered and overnight courier that were not sent directly to the lockbox address daily. Checks not processed on the day received are placed in department's safe for processing the following business day.	ALL	56775/Knowledgebase
Membership	DMHC Language Assistance - SB853	SB853 effective January 1, 2009, amended and added to the Health & Safety Codes and the Insurance Codes that health plans must comply with the requirement to develop and implement language assistance programs for Californians with limited or no English-speaking ability, the translation of materials into a language that they speak and can comprehend.	ALL	56776/Knowledgebase
Membership	KB 57239 Registered Domestic Partners AB 2208\SB 651	It is the policy of Health Net to comply with California legislation relating to Registered Domestic Partners, which require that insurers providing coverage for employee spouses must provide equal coverage to the registered domestic partner of an employee. This law,	CA ALL	57239/Knowledgebase

Area	Policy Name	Description	Category (LOB)	Filename/Location
		known as California Insurance Equality Act, applies to health care service plans and health insurance policies for registered domestic partners in California.		
Membership	9911.02 Same Gender Marriage/Partnership Enrollment	The objective of both the US Supreme Court and the state of Washington is to provide same gender couples with the same rights, protections, and benefits, and to be subject to the same responsibilities, obligations, and duties under the law. This includes but is not limited to, health coverage under a spouse or same gender partner; requiring health plans to process and enroll spouses/partners of same gender marriages/partnerships.	All CA & WA	57240/Knowledgebase
Membership	Military and Veterans Benefits - AB 2884	AB2884 extends to reservist ordered to active duty on or after January 1, 2007 reinstatement of coverage without any waiting periods or exclusion of coverage for pre-existing condition.	CA ALL	57241/Knowledgebase
Membership	Processing Refunds - AB1043	AB 1043 effective October 2005 amended Section 481.5 and repealed Section 393 of the Insurance Codes regarding the reduction or termination of coverage resulting in unearned premium income for the insurer. The unearned premium shall be processed and returned to the beneficiary within twenty-five (25) business days after receiving notice of the reduction or termination of coverage. If refund not processed within the twenty-five (25) business days the member is entitled to 10% interest per annum from the date on which the refund was to be paid, until the date it is processed.	CA ALL	57242/Knowledgebase

Area	Policy Name	Description	Category (LOB)	Filename/Location
Membership	Overage Dependent - Early Enrollment	It is the policy of Health Net for Membership Accounting to review dependent coverage to ensure that Health Net is compliant with all Federal and/or State Legislation. The Patient Protection and Affordable Care Act (HR 3590), effective September 23, 2010, requires health plans and insurers, offering group or individual health insurance coverage for dependent children, to continue to make such coverage available until the child turns 26 years of age. This act will be effective on the group's next renewal on or after September 23, 2010. Health Net, in advance of HR 3590 implementation date, is providing employer groups and individual beneficiaries who opt-in early, to continue currently enrolled dependents coverage until their 26th birthday effective May 1, 2010.	ALL	57370/Knowledgebase
Membership	HIPAA Compliance	Health Net ensures compliance with HIPAA by providing its associates with guidelines on the use and disclosure of Protected Health Information (PHI) and members' personal information as mandated by applicable Federal and State laws.	ALL	57938/Knowledgebase
Membership	Member Returned and Undeliverable Mail	It is the policy of Health Net to update in ABS, and related Health Net systems, returned and undeliverable mail if determinable from USPS notification or by contact with member. The objective is to ensure that Health Net systems maintain the current address of all members, for accurate delivery of mailed correspondence to member.	ALL	57984/Knowledgebase

Area	Policy Name	Description	Category (LOB)	Filename/Location
Membership	Overage and Disabled Dependent Children	It is the policy of Health Net for Membership Accounting to review dependent coverage for dependents turning 26 years of age to ensure compliance with all Federal and/or State Legislation. Additionally, to ensure that CA disabled subscribers are provided coverage as applicable under AB 910, and to verify new group eligibility requirements as defined in the group's EOC relating to disabled dependent.	CA ALL	58111/Knowledgebase
Membership	Retroactive Approval - SOX Control 2752	It is the policy of Health Net to accurately process retroactive enrollments and terminations to conform to DMHC regulations.	CA ALL	59123/Knowledgebase
Membership	30 Day Grace Period (AB 2470)	AB 2470 (2010), effective January 1, 2011, amended the following: Pursuant to California DMHC Section 1365(a) and CDI Section 10273.4 prohibiting health plans and insurers from rescinding or canceling coverage, except under specified circumstances. AB 2470 (2011) modifies the ability to cancel or not renew a contract or policy for non-payment of premiums by requiring a thirty (30) day grace period from the date of notification from the plan or insurer.	CA ALL	61553/Knowledgebase
Membership	60 Day Rate Change Notification SB 1163	SB 1163 requires notice of an increase to the premium rate to be provided to member at least 60 days prior to the effective date of the change.	CA ALL	62914/Knowledgebase
Membership	Enrollments of Newborns Policy	It is the policy of Health Net to enroll eligible newborn beneficiaries for the first thirty (30) days of life without an enrollment form/request. In order for coverage to	CA ALL	71050/Knowledgebase

Area	Policy Name	Description	Category (LOB)	Filename/Location
		continue beyond thirty (30) days, the newborn must be enrolled through the employer within thirty (30) days of birth. Newborns must be assigned to the same PPG as the mother or subscriber. Dependent children from age 1 month up to age 3 years must be assigned to the same PPG as the mother or subscriber, unless the subscriber self designates a PPG.		
Membership	MLR Database Solution	In accordance with the Affordable Care Act, provide the Statutory Reporting department with part six of the annual Medical Loss Ratio Rebate Filing Form to complete the MLR reporting annually by June 1. Produce rebate checks and rebate notifications (with interest if late) for eligible subscribers and policyholders for the MLR reporting year. Provide Customer Distribution Services (CDS) rebate check and rebate notification files to mail annually no later than August 1. Retain and insure access to MLR related data with the capability of meeting reporting requirements in accordance with the retention policies.	ALL	72962/Knowledgebase
Membership	SB853 P & Policy Statement	In 2003, the California legislature passed Senate Bill 853 mandating that all health plans in the state provide limited English speaking enrollees with language assistance services	CA ALL	78497/Knowledgebase
Membership	1111.01 IFP and IFP Child Only Notifications	The objective of this policy statement is to provide guidance to MA&E regarding the following notifications: (a) 2013 CA portfolio Off-Exchange IFP Child Only plans, and (b) all other IFP Off-Exchange plans. These notifications are intended to provide	CA IFP	80599/Knowledgebase

Area	Policy Name	Description	Category (LOB)	Filename/Location
		IFP applicants with information related to the California individual exchange, including that lower cost coverage may be available through the California individual exchange.		
Membership	9911.07 Effective Dates for Open Enrollment	This policy describes Health Net's procedures for compliance with required regulations related to Open Enrollment on and off the Exchanges. The objective is to ensure compliance when enrolling members within the appropriate timeframes.	ALL	80622/Knowledgebase
Membership	9911.04 Special Enrollment Periods	It is the policy of Health Net, Inc. to comply with Federal Regulations allowing enrollments outside of the Annual Enrollment period under certain conditions known as Qualifying Events. Applicants may apply within 60 days (IFP and CA or WA SBG) or 30 days (Large Group and AZ or OR SBG) after a Qualifying event occurs. If applicant is without coverage and did not apply during the initial open enrollment period, proof of the qualifying event may be required	ALL	80626/Knowledgebase
Membership	9911.05 Records Retention	Health Net, Inc. policy requires that all books, records and accounts be maintained accurately and that no fund, asset, liability, revenue or expense be concealed or incompletely recorded for any purpose. Furthermore, all entries must be supported by documentation adequate to permit the books and records to be verified by audit.	ALL	80627/Knowledgebase
Membership	9911.08 ACA Group Probationary Periods	The objective of this Policy Statement is to provide clear communication regarding the responsibilities pertaining to Probationary Periods as defined in the Affordable Care Act.	All SBG & SHOP	83331/Knowledgebase

Area	Policy Name	Description	Category (LOB)	Filename/Location
Membership	9411.01 Policy Statement Bulletin #4 Enrollee Initiated Terminations	Enrollees have the right to terminate their coverage in a Qualified Health Plan (QHP) provided they give adequate notice to both the Marketplace and the QHP. Regulatory requirements at 45 CFR § 155.430(1) require the Marketplace to permit enrollees to terminate coverage in a QHP.	AZ IEX & SHOP	84757/Knowledgebase
Membership	9411.02 Policy Statement Bulletin #5 Flexibility During Initial OE to Change Plans Offered by the Same Issuer at the Same Metal Level	CMS will now allow enrollees to change plans during the Initial Open Enrollment Period after the effective date of their enrollment under certain, discrete circumstances.	AZ IEX & SHOP	84779/Knowledgebase
Membership	9941.01 Exchange Payment Processing	In accordance with Federal Regulation, it is Health Net, Inc.'s policy to provide consumers with the ability to easily remit payment towards initial and subsequent monthly premiums by equally presenting numerous payment options.	All IEX & SHOP	85128/Knowledgebase
Membership	CMS Bulletin#3 SEP Effective Dates and Processes	Several categories of special enrollment periods (SEPs) exist that allow a consumer to enroll in a Qualified Health Plan (QHP) with accelerated effective dates or to change their QHP selection.	AZ IEX & SHOP	85252/Knowledgebase
Membership	CMS Bulletin #2 Functionality for Consumer-Initiated Application and Enrollment Changes	New functionality on healthcare.gov allows consumers to report changes directly through the Federally – facilitated Marketplace (FFM).	AZ IEX & SHOP	85253/Knowledgebase
IT - Release Management	Group Mailbox Set-Up Instructions		All	\\Hncorp\dfs-common\WH\Common04\SystemsConsolidation\Releases\Dashboard\Enterprise Release

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Communication\Process\RM P&P
IT - Release Managemen t	HN Change Management CMR Review and Approval Archive_Updating		All	\\Hncorp\dfs-common\WH\Common04\SystemsConsolidation\Releases\Dashboard\Enterprise Release Communication\Process\RM P&P
IT - Release Managemen t	Health Net Change Management Release Requirements		All	\\Hncorp\dfs-common\WH\Common04\SystemsConsolidation\Releases\Dashboard\Enterprise Release Communication\Process\RM P&P
IT - Release Managemen t	How to Change Access Controls lists in group mailboxes		All	\\Hncorp\dfs-common\WH\Common04\SystemsConsolidation\Releases\Dashboard\Enterprise Release Communication\Process\RM P&P
IT - Release Managemen t	ISP Metrics		All	\\Hncorp\dfs-common\WH\Common04\SystemsConsolidation\Releases\Dashboard\Enterprise Release Communication\Process\RM P&P
IT - Release Managemen t	ITG Release Management Business Communication Plan Procedure		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/822C66D83A9D5C1588257B6C006EB90F?OpenDocument
IT - Release Managemen t	ITG Release Management DB Refresh Procedure		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/4E548321AC2E0B6C88257CE7007E1AFB?OpenDocument

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Release Management	ITG Release Management Project Information Collection		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/B8420F788362814F88257CE50061CCED?OpenDocument
IT - Release Management	ITG Release Management SIT & UAT At Risk Report		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/8ECA57261D15543588257B67005ABC27?OpenDocument
IT - Release Management	ITG Release Scheduling Policy & Guidelines		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/2DB97F7C546398E988257B21007BF76E?OpenDocument
IT - Release Management	PostImplementationMetrics Template		All	\\Hncorp\dfs-common\WH\Common04\SystemsConsolidation\Releases\Dashboard\Enterprise Release Communication\Process\RM P&P
IT - Release Management	PRD-003-03_Procedure_@Risk_mgt_prep		All	\\Hncorp\dfs-common\WH\Common04\SystemsConsolidation\Releases\Dashboard\Enterprise Release Communication\Process\RM P&P
IT - Release Management	PRD-004-01_Procedure_Implementation_GOLIVE		All	\\Hncorp\dfs-common\WH\Common04\SystemsConsolidation\Releases\Dashboard\Enterprise Release Communication\Process\RM P&P
IT - Release Management	PRD-005-01_Procedure_Remedy_PostDepl_reporting		All	\\Hncorp\dfs-common\WH\Common04\SystemsConsolidation\Releases\Dashboard\Enterprise Release

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Communication\Process\RM P&P
IT - Release Management	PRD-007-01_Weekend Implementation Activities		All	\\Hncorp\dfs-common\WH\Common04\SystemsConsolidation\Releases\Dashboard\Enterprise Release Communication\Process\RM P&P
IT - Release Management	PRD-008-01_Imp Readiness Procedure		All	\\Hncorp\dfs-common\WH\Common04\SystemsConsolidation\Releases\Dashboard\Enterprise Release Communication\Process\RM P&P
IT - Release Management	PRD-009-01_Procedure_RMDB_Maintenance		All	\\Hncorp\dfs-common\WH\Common04\SystemsConsolidation\Releases\Dashboard\Enterprise Release Communication\Process\RM P&P
IT - Release Management	PRD-010-01_RM High Level Process		All	\\Hncorp\dfs-common\WH\Common04\SystemsConsolidation\Releases\Dashboard\Enterprise Release Communication\Process\RM P&P
IT - Release Management	PRD-011-01_Work Order Review Meeting		All	\\Hncorp\dfs-common\WH\Common04\SystemsConsolidation\Releases\Dashboard\Enterprise Release Communication\Process\RM P&P
IT - Release Management	ProjInfo-xxxx-xxxxx-Template-6-25-14		All	\\Hncorp\dfs-common\WH\Common04\SystemsConsolidation\Releases\Dashboard\Enterprise Release

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Communication\Process\RM P&P
IT - Release Managemen t	RCA Template		All	\\Hncorp\dfs-common\WH\Common04\SystemsC onsolidation\Releases\Dashboard\Ent erprise Release Communication\Process\RM P&P
IT - Release Managemen t	Release Management Training Checklist		All	\\Hncorp\dfs-common\WH\Common04\SystemsC onsolidation\Releases\Dashboard\Ent erprise Release Communication\Process\RM P&P
IT - Release Managemen t	Release Policies Procedures		All	\\Hncorp\dfs-common\WH\Common04\SystemsC onsolidation\Releases\Dashboard\Ent erprise Release Communication\Process\RM P&P
IT - Release Managemen t	RM Process Write up- Confirmation Process		All	\\Hncorp\dfs-common\WH\Common04\SystemsC onsolidation\Releases\Dashboard\Ent erprise Release Communication\Process\RM P&P
IT - Release Managemen t	WCOE RM Process		All	\\Hncorp\dfs-common\WH\Common04\SystemsC onsolidation\Releases\Dashboard\Ent erprise Release Communication\Process\RM P&P
IT - Release Managemen t	Weekend Checklist		All	\\Hncorp\dfs-common\WH\Common04\SystemsC onsolidation\Releases\Dashboard\Ent erprise Release

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Communication\Process\RM P&P
IT - Release Management	WO Review - PM Guidelines		All	\\Hncorp\dfs-common\WH\Common04\SystemsConsolidation\Releases\Dashboard\Enterprise Release Communication\Process\RM P&P
IT - Records Management	Non-Production Systems Data Recovery for Electronic Media		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/94933ACDF596DCA988257D2B005DB22D?OpenDocument
IT - Mobile Device	WiFi Acceptable Use Policy		All	https://hnc.healthnet.com/sites/default/files/documents/departments/itg/policies_and_guidelines/wifi_device_use_policy_472014.pdf
IT - Mobile Device	Mobile Device BYOD Q&A 5/19/2014		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/0C39DBB75CBF213E88257D0E007BBEDC?OpenDocument
IT - Mobile Device	Mobile Device Policy aka Associate Policy in NPL		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/0C39DBB75CBF213E88257D0E007BBEDC?OpenDocument
IT - Mobile Device	Mobile Device Policy for IT Testing Devices aka Associate Policy in NPL		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/5E942FAF521A3EA888257D200062D889?OpenDocument
IT - Mobile Device	Mobile Device Request Process		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/03E438A9DC7F02C088257D19006EE211?OpenDocument

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Mobile Device	Mobile Device Usage aka Associate Policy in NPL		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/5D07E1E3B9A4854F88257D200060D3CA?OpenDocument
IT - Minor Enhancements	CTS ME and Locking Down Monthly Release Meeting Guidelines		All	https://hnc.healthnet.com/sites/default/files/documents/groups/itg_infrastructure_project_group/minor_enhancements/cts/process_guidelines/cts_me_and_locking_down_monthly_release_meeting_guidelines.pdf
IT - Minor Enhancements	CTS ME EPSS Minor Enhancements Mailbox Guidelines		All	https://hnc.healthnet.com/sites/default/files/documents/groups/itg_infrastructure_project_group/minor_enhancements/cts/process_guidelines/cts_me_epss_minor_enhancements_mailbox_guidelines.pdf
IT - Minor Enhancements	CTS ME Intake & Implementation Guidelines		All	https://hnc.healthnet.com/sites/default/files/documents/groups/itg_infrastructure_project_group/minor_enhancements/cts/process_guidelines/cts_me_intake_implementation_guidelines.pdf
IT - Minor Enhancements	CTS ME Monthly Capacity per Application		All	https://hnc.healthnet.com/sites/default/files/documents/groups/itg_infrastructure_project_group/minor_enhancements/cts/process_guidelines/cts_me_monthly_capacity_per_application.pdf
IT - Minor Enhancements	CTS ME Process Flowchart		All	https://hnc.healthnet.com/sites/default/files/documents/groups/itg_infrastructure_project_group/minor_enhancements/cts/process_workflows/cts_me

Area	Policy Name	Description	Category (LOB)	Filename/Location
				_process_flowchart.pdf
IT - Minor Enhancements	Current ME Listing and CTS Release Lock Down Schedule Post		All	notes://SacDom70/88257593005C2B6C/626E6035EADBB4CD85256499006B15A6/A71957299F4CF47388257B4B0020B7DC
IT - Minor Enhancements	IBM ME Bi Weelky Mtg Participation		All	https://hnc.healthnet.com/sites/default/files/documents/groups/itg_infrastructure_project_group/minor_enhancements/ibm/guidelines_and_workflows/ibm_me_bi_weekly_mtg_participation_guidelines_v2_20131203.pdf
IT - Minor Enhancements	IBM ME Closure Process Flow		All	https://hnc.healthnet.com/sites/default/files/documents/groups/itg_infrastructure_project_group/minor_enhancements/ibm/process_work_flows/ibm_me_closure_process_v2_20130404.pdf
IT - Minor Enhancements	IBM ME Guidelines for Closing a Completed IBM ME Project in Planview		All	https://hnc.healthnet.com/sites/default/files/documents/groups/itg_infrastructure_project_group/minor_enhancements/ibm/guidelines_and_workflows/guidelines_for_closing_completed_ibm_me_projects_in_planview_v2_20130409.pdf
IT - Minor Enhancements	IBM ME Guidelines for Closing Denied IBM ME Projects in Planview		All	https://hnc.healthnet.com/sites/default/files/documents/groups/itg_infrastructure_project_group/minor_enhancements/ibm/guidelines_and_workflows/guidelines_for_closing_denied_ibm_me_projects_in_planview_v1_20130412.pdf

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Minor Enhancements	IBM ME Intake Guidelines		All	https://hnc.healthnet.com/sites/default/files/documents/groups/itg_infrastructure_project_group/minor_enhancements/ibm/guidelines_and_workflows/ibm_me_intake_guidelines_v2_20131203.pdf
IT - Minor Enhancements	IBM ME Log Clean Up Guidelines		All	https://hnc.healthnet.com/sites/default/files/documents/groups/itg_infrastructure_project_group/minor_enhancements/ibm/guidelines_and_workflows/ibm_me_log_clean_up_v1_20130418.pdf
IT - Minor Enhancements	IBM ME Mailbox Guidelines		All	https://hnc.healthnet.com/sites/default/files/documents/groups/itg_infrastructure_project_group/minor_enhancements/ibm/guidelines_and_workflows/ibm_minor_enhancements_mailbox_guidelines_v1_20130326.pdf
IT - Minor Enhancements	IBM ME Process Flow		All	https://hnc.healthnet.com/sites/default/files/documents/groups/itg_infrastructure_project_group/minor_enhancements/ibm/process_work_flows/visio_ibm_me_procees_flow_2014_05_22.pdf
IT - Minor Enhancements	IBM ME Requirements Review Meeting Guidelines		All	https://hnc.healthnet.com/sites/default/files/documents/groups/itg_infrastructure_project_group/minor_enhancements/ibm/guidelines_and_workflows/ibm_me_requirement_review_meeting_guidelines_v4_201301203.pdf
IT - Minor Enhanceme	IBM ME Weekly IBM Project Remediation		All	https://hnc.healthnet.com/sites/default/files/documents/groups/itg_infrastru

Area	Policy Name	Description	Category (LOB)	Filename/Location
nts	Work Session Guidelines			cture_project_group/minor_enhancements/ibm/guidelines_and_workflows/mtg_participation_guidelines_for_ibm_hn_proj_remediation_wrk_sessions_v1_20130326.pdf
IT - Minor Enhancements	IBM ME Weekly Reporting Schedule Guidelines		All	https://hnc.healthnet.com/sites/default/files/documents/groups/itg_infrastructure_project_group/minor_enhancements/ibm/guidelines_and_workflows/ibm_me_weekly_rptng_schd_guidelines_v4_20131203.pdf
IT - Minor Enhancements	IBM ME Weekly Reporting Schedule Process Flow		All	https://hnc.healthnet.com/sites/default/files/documents/groups/itg_infrastructure_project_group/minor_enhancements/ibm/process_work_flows/ibm_me_weekly_reporting_schedule_v5_process_flow_20131203.pdf
IT - Minor Enhancements	IBM ME Weekly Work Order Log Procedures		All	https://hnc.healthnet.com/sites/default/files/documents/groups/itg_infrastructure_project_group/minor_enhancements/ibm/guidelines_and_workflows/ibm_minor_enhancement_weekly_work_order_log_procedures_v2.pdf
IT - Minor Enhancements	IBM Time Reporting Process Flow		All	https://hnc.healthnet.com/sites/default/files/documents/groups/itg_infrastructure_project_group/minor_enhancements/ibm/process_work_flows/visio_ibm_time_reporting_process_flow.pdf
IT - Governance	Asset Management		All	H:\IT Governance\Asset Management\IT Software Asset Tracking\Policies &

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures\FINAL
IT - Governance	Baseline process to add new or adjust AO services through a Change Notice		All	H:\IT Governance\Vendor Relations\Policy and Procedures
IT - Governance	Change Notice Procedure		All	H:\IT Governance\Vendor Relations\Policy and Procedures
IT - Governance	Colorado Use Tax Apportionment (SW Renewals)		All	H:\IT Governance\Vendor Relations\Policy and Procedures
IT - Governance	Creating a C-ID		All	H:\IT Governance\Vendor Relations\Policy and Procedures
IT - Governance	Creating New PO for AO Fixed Bid Efforts		All	H:\IT Governance\Vendor Relations\Policy and Procedures
IT - Governance	CTS AO PO Closure Process		All	H:\IT Governance\Vendor Relations\Policy and Procedures
IT - Governance	CTS CSAT SLA Process v1.3_final		All	H:\IT Governance\Service Levels\Procedures\Final
IT - Governance	CTS HN Service Level Management Process		All	H:\IT Governance\Service Levels\Procedures\Final
IT - Governance	CTS SA SLA - Amount at Risk Tracking Process		All	H:\IT Governance\Service Levels\Procedures\Final
IT - Governance	CTS SA SLA - Communication Link Availability Validation Process		All	H:\IT Governance\Service Levels\Procedures\Final
IT - Governance	CTS SA SLA - Earn Back Period Tracking Process		All	H:\IT Governance\Service Levels\Procedures\Final
IT -	CTS SA SLA - Functional Defect Removal		All	H:\IT Governance\Service

Area	Policy Name	Description	Category (LOB)	Filename/Location
Governance	Effectiveness (DRE) Process			Levels\Procedures\Final
IT - Governance	CTS SA SLA - Internal Financial Communication Process		All	H:\IT Governance\Service Levels\Procedures\Final
IT - Governance	CTS SA SLA - QA Cost Percentage Process		All	H:\IT Governance\Service Levels\Procedures\Final
IT - Governance	CTS SA SLA - QA Schedule Variance Process		All	H:\IT Governance\Service Levels\Procedures\Final
IT - Governance	CTS SA SLA - Reports Validation Process		All	H:\IT Governance\Service Levels\Procedures\Final
IT - Governance	DAD and DND Documents		All	H:\IT Governance\Vendor Relations\Policy and Procedures
IT - Governance	External Government Remedy User Profile		All	H:\IT Governance\Vendor Relations\Policy and Procedures
IT - Governance	Fixed Bid AO Project Work Order/Change Request/Assessments		All	H:\IT Governance\Vendor Relations\Policy and Procedures
IT - Governance	hCentive Process Document		All	H:\IT Governance\Service Levels\Procedures\Final
IT - Governance	HN IT Asset Management Equipment Return, Replace, Retain Procedure		All	H:\IT Governance\Asset Management\IT Software Asset Tracking\Policies & Procedures\FINAL
IT - Governance	How to order PCs from Compucom		All	H:\IT Governance\Vendor Relations\Policy and Procedures
IT - Governance	HSC Calculations		All	H:\IT Governance\Vendor Relations\Policy and Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Governance	IBM Desktop Ongoing Physical Equipment Maintenance Procedure		All	H:\IT Governance\Asset Management\IT Software Asset Tracking\Policies & Procedures\FINAL
IT - Governance	IBM HN Service Level Management Process		All	H:\IT Governance\Service Levels\Procedures\Final
IT - Governance	IBM RU Invoice Process		All	H:\IT Governance\Vendor Relations\Policy and Procedures
IT - Governance	Information Technology Service Level Process Manual		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/39CECB0688AE634588257C740068B6DF?OpenDocument
IT - Governance	Invoice Review - InterCall's Reservationless-Plus Validation of monthly charges		All	H:\IT Governance\Vendor Relations\Policy and Procedures
IT - Governance	IO Project Work Orders		All	H:\IT Governance\Vendor Relations\Policy and Procedures
IT - Governance	IO svc tower RU #30 VPN User Count Validation		All	H:\IT Governance\Service Levels\Procedures\Final
IT - Governance	IO svc tower RU#1 Tape Gigabyte usage		All	H:\IT Governance\Service Levels\Procedures\Final
IT - Governance	IO svc tower RU#15 Databases-SQL Billing Validation		All	H:\IT Governance\Service Levels\Procedures\Final
IT - Governance	IO svc tower RU#18 Billing Validation		All	H:\IT Governance\Service Levels\Procedures\Final
IT -	IO svc tower RU#21 Lotus Notes		All	H:\IT Governance\Service

Area	Policy Name	Description	Category (LOB)	Filename/Location
Governance	Validation			Levels\Procedures\Final
IT - Governance	IO svc tower RU#22 Help Desk Services Validation		All	H:\IT Governance\Service Levels\Procedures\Final
IT - Governance	IO svc tower RU#31-36 IMAC Activity LAN-WAN Firewall Validation		All	H:\IT Governance\Service Levels\Procedures\Final
IT - Governance	ISR_Special Access Request Process		All	H:\IT Governance\Service Levels\Procedures\Final
IT - Governance	IT Asset Management E-Waste Procedure		All	H:\IT Governance\Asset Management\IT Software Asset Tracking\Policies & Procedures\FINAL
IT - Governance	IT Physical Hardware Inventory Reconciliation Procedure		All	H:\IT Governance\Asset Management\IT Software Asset Tracking\Policies & Procedures\FINAL
IT - Governance	IT Quarterly Physical Equipment Review Procedure		All	H:\IT Governance\Asset Management\IT Software Asset Tracking\Policies & Procedures\FINAL
IT - Governance	IT Quarterly Telephone Hardware and Software Inventory Audit Procedure		All	H:\IT Governance\Asset Management\IT Software Asset Tracking\Policies & Procedures\FINAL
IT - Governance	IT Server Hardware Inventory Reconciliation Procedure		All	H:\IT Governance\Asset Management\IT Software Asset Tracking\Policies & Procedures\FINAL

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Governance	IT Service Level Metric Team Ad Hoc Report Request Procedure		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/BCF0E21C6BB2FD0288257A21005F5EE9?OpenDocument
IT - Governance	IT Service Level Metric TeamCross Vendor (HN, CTS & IBM)Ticket Ownership Dispute Procedure		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/0AA1B5CBEA27312E88257A29006009BD?OpenDocument
IT - Governance	ITAM HN-IBM Server Software Compliancy Procedure		All	H:\IT Governance\Asset Management\IT Software Asset Tracking\Policies & Procedures\FINAL
IT - Governance	ITAM PIM - Health NetProcess Interface ManualAsset Management		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/E3308D2D7DD7BCC288257B5000756163?OpenDocument
IT - Governance	ITAM Quarterly Remote Site Physical Equipment Degauss and Un-Encryption Procedure		All	H:\IT Governance\Asset Management\IT Software Asset Tracking\Policies & Procedures\FINAL
IT - Governance	ITAM Software Naming Standard Procedure		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/02890079054346AA88257B7B00505A2E?OpenDocument
IT - Governance	ITAM Work Order Software Check		All	H:\IT Governance\Asset Management\IT Software Asset Tracking\Policies & Procedures\FINAL
IT -	ITAMP-020-Monthly Voice IMAC		All	H:\IT Governance\Service

Area	Policy Name	Description	Category (LOB)	Filename/Location
Governance	Activity Validation_draft			Levels\Procedures\Final
IT - Governance	ITG SLM Team - Audit Procedure for Month-End Reporting		All	H:\IT Governance\Service Levels\Procedures\Final
IT - Governance	ITG SLM Team - Cognizant Application Availability Minutes Procedure		All	H:\IT Governance\Service Levels\Procedures\Final
IT - Governance	ITG SLM Team - Create Service Request Document Procedure		All	H:\IT Governance\Service Levels\Procedures\Final
IT - Governance	ITG SLM Team - GSA (General System Availability) Procedure		All	H:\IT Governance\Service Levels\Procedures\Final
IT - Governance	ITG SLM Team - How to Add an Application to the Database for Metrics Processing		All	H:\IT Governance\Service Levels\Procedures\Final
IT - Governance	ITG SLM Team - How to Populate the IBM Monthly Scorecard		All	H:\IT Governance\Service Levels\Procedures\Final
IT - Governance	ITG SLM Team - How to Remove an Application to the Database for Metrics Processing		All	H:\IT Governance\Service Levels\Procedures\Final
IT - Governance	ITG SLM Team - How to Run Monthly Application Availability Reports Procedure		All	H:\IT Governance\Service Levels\Procedures\Final
IT - Governance	ITG SLM Team - How to Run the Response Time Z/OS CICS Region Performance Report Procedure		All	H:\IT Governance\Service Levels\Procedures\Final
IT - Governance	ITG SLM Team - IBM SLA Ticket Scrub Review Procedure		All	H:\IT Governance\Service Levels\Procedures\Final
IT -	ITG SLM Team - IBM SLA Waiver		All	H:\IT Governance\Service

Area	Policy Name	Description	Category (LOB)	Filename/Location
Governance	Request Process			Levels\Procedures\Final
IT - Governance	ITG SLM Team - JP Morgan Quarterly Metrics Reporting Procedure		All	H:\IT Governance\Service Levels\Procedures\Final
IT - Governance	ITG SLM Team - Metrics Access Database Application Update Procedure		All	H:\IT Governance\Service Levels\Procedures\Final
IT - Governance	ITG SLM Team - Metrics Access Database Department Update Procedure		All	H:\IT Governance\Service Levels\Procedures\Final
IT - Governance	ITG SLM Team - Metrics Access Database Site Update Procedure		All	H:\IT Governance\Service Levels\Procedures\Final
IT - Governance	ITG SLM Team - Populating Monthly MOR & Quarterly Scorecard Data		All	H:\IT Governance\Service Levels\Procedures\Final
IT - Governance	ITG SLM Team - Remedy and SRM Group Add/Update Procedure		All	H:\IT Governance\Service Levels\Procedures\Final
IT - Governance	ITG SLM Team - Remedy Client Impacted Tab Add Application Affected Procedure		All	H:\IT Governance\Service Levels\Procedures\Final
IT - Governance	ITG SLM Team - Remedy Client Impacted Tab Obsolete Application Affected Procedure		All	H:\IT Governance\Service Levels\Procedures\Final
IT - Governance	ITG SLM Team - University of CA Metrics Reporting Procedure		All	H:\IT Governance\Service Levels\Procedures\Final
IT - Governance	ITG SLM Team -IBM SL001 Annual Customer Satisfaction Survey Procedure		All	H:\IT Governance\Service Levels\Procedures\Final
IT - Governance	ITG SLM Team -IBM SL002 End User Services Customer Satisfaction Validation Procedure		All	H:\IT Governance\Service Levels\Procedures\Final

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Governance	ITG SLM Team -IBM SL003 Help Desk Satisfaction Survey Validation Procedure		All	H:\IT Governance\Service Levels\Procedures\Final
IT - Governance	ITG SLM Team -IBM SL004 General System Availability Validation Procedure		All	H:\IT Governance\Service Levels\Procedures\Final
IT - Governance	ITG SLM Team -IBM SL005/SL006 SAN/NAS Validation Procedure		All	H:\IT Governance\Service Levels\Procedures\Final
IT - Governance	ITG SLM Team -IBM SL007 Data Network Availability Validation Procedure		All	H:\IT Governance\Service Levels\Procedures\Final
IT - Governance	ITG SLM Team -IBM SL008 SL011 Problem Priority 1 & 2 Response-Resolution Validation Procedure		All	H:\IT Governance\Service Levels\Procedures\Final
IT - Governance	ITG SLM Team -IBM SL012-SL015 Incident Priority 1 & 2 Response-Resolution Validation Procedure		All	H:\IT Governance\Service Levels\Procedures\Final
IT - Governance	ITG SLM Team -IBM SL016 First Call Resolution (FCR) Validation Procedure		All	H:\IT Governance\Service Levels\Procedures\Final
IT - Governance	ITG SLM Team -IBM SL018 IMACs Deskside Support Validation Procedure		All	H:\IT Governance\Service Levels\Procedures\Final
IT - Governance	ITG SLM Team -IBM SL021-SL024 Incident Priority 3 & 4 Response-Resolution Validation Procedure		All	H:\IT Governance\Service Levels\Procedures\Final
IT - Governance	ITG SLM Team -IBM SL025-SL028 Problem Priority 3 & 4 Response-Resolution Validation Procedure		All	H:\IT Governance\Service Levels\Procedures\Final
IT - Governance	ITG SLM Team -IBM SL032 Voice Availability Validation Procedure		All	H:\IT Governance\Service Levels\Procedures\Final

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Governance	ITG SLM Team -IBM SL033-SL037 Service Request Validation Procedure		All	H:\IT Governance\Service Levels\Procedures\Final
IT - Governance	ITG SLM Team -IBM SL038-SL039 & SL045-SL046 Server Availability Validation Procedure		All	H:\IT Governance\Service Levels\Procedures\Final
IT - Governance	ITG SLM Team -IBM SL050 Production Batch Application Availability Validation Procedure		All	H:\IT Governance\Service Levels\Procedures\Final
IT - Governance	ITG SLM Team -IBM SLA54-55 Audit and Compliance - PARC Preliminary Report Procedure		All	H:\IT Governance\Service Levels\Procedures\Final
IT - Governance	ITG SLM Team -IBM SLA56 How to Calculate Access Admin 'Business as Usual' Procedure		All	H:\IT Governance\Service Levels\Procedures\Final
IT - Governance	ITG SLM Team -ITG Problem P1/P2 Morning Ticket Review and Follow-up Procedure		All	H:\IT Governance\Service Levels\Procedures\Final
IT - Governance	MAPT Expenses		All	H:\IT Governance\Vendor Relations\Policy and Procedures
IT - Governance	Monthly PDA Validation Procedure		All	H:\IT Governance\Asset Management\IT Software Asset Tracking\Policies & Procedures\FINAL
IT - Governance	Product Batch Availability Process		All	H:\IT Governance\Service Levels\Procedures\Final
IT - Governance	Product Work Orders		All	H:\IT Governance\Vendor Relations\Policy and Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Governance	Project & Product Work Orders		All	H:\IT Governance\Vendor Relations\Policy and Procedures
IT - Governance	Project Stop Work Orders		All	H:\IT Governance\Vendor Relations\Policy and Procedures
IT - Governance	Quest Analytics Annual Release Procedure		All	H:\IT Governance\Asset Management\IT Software Asset Tracking\Policies & Procedures\FINAL
IT - Governance	Resource Units 37-38 IT Monthly VOIP Port and PBX Port Validation Procedure		All	H:\IT Governance\Asset Management\IT Software Asset Tracking\Policies & Procedures\FINAL
IT - Governance	Resource Units 41 - 45 Monthly Voice IMAC Activity Validation Procedure		All	H:\IT Governance\Asset Management\IT Software Asset Tracking\Policies & Procedures\FINAL
IT - Governance	Retained Expenses		All	H:\IT Governance\Vendor Relations\Policy and Procedures
IT - Governance	Service Request Process		All	H:\IT Governance\Service Levels\Procedures\Final
IT - Governance	Site Point of Contact (SPOC) Process		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/EAD18816BBDD6B96882579FA006166BC?OpenDocument
IT - Governance	SLA Initiation Process		All	H:\IT Governance\Service Levels\Procedures\Final
IT -	SLA Measurement Desktop		All	\\hncorp\dfs-

Area	Policy Name	Description	Category (LOB)	Filename/Location
Governance	Procedure_DRAFT			common\datacenter\common03\Daves Blog\Process & Procedures
IT - Governance	T&M AO Project Work Order/Change Request/Assessments Procedure		All	H:\IT Governance\Vendor Relations\Policy and Procedures
IT - Governance	Third Party Vendor Management Guide		All	H:\IT Governance\Vendor Relations\Policy and Procedures
IT - Governance	Tracking/Ordering Software for CTS		All	H:\IT Governance\Vendor Relations\Policy and Procedures
IT - EPSS	EPSS ID_003 Sponsoring Projects		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/DCB8AA2943695AE188257B9C00619F31?OpenDocument
IT - EPSS	EPSS ID_013 Special Projects		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/F87CB628C080E11888257BA200800759?OpenDocument
IT - EPSS	EPSS ID_017 Report Status		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/9DB8C988B985C89388257BA4007D5F03?OpenDocument
IT - EPSS	EPSS ID_020 Daily Operations Review Meeting		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/E7FE8248DDD1614C88257B9D0065B0C3?OpenDocument
IT - EPSS	EPSS ID_023 Initiate SWAT Bridges for Severe Outages		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/601EF931BAD2ECE188257B49006C041B?OpenDocument

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - EPSS	EPSS ID_024 Contact Service Delivery Manager		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/8596926DCF0E64CF88257D33005F121F?OpenDocument
IT - EPSS	EPSS ID_025 Service Delivery Manager Engagement		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/D2AF605080BDA57688257D33005A696D?OpenDocument
IT - EPSS	EPSS ID_029 Formal Communication of Outages		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/C584FC73883AAD6688257B790083B2F1?OpenDocument
IT - EPSS	EPSS ID_030 Attend SWAT Calls		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/54A6D6C903C545D888257B7F00833FDB?OpenDocument
IT - EPSS	EPSS ID_031 Formal Resolution of Production System Availability & Response Issues		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/976763C361C24A6188257B96007050B4?OpenDocument
IT - EPSS	EPSS ID_032 Sending G2 Notifications		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/52B3C57BA129D6C688257B94007FF549?OpenDocument
IT - EPSS	EPSS ID_040 Turnover Transition to On Call SDM		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/E2C414531C29C2B488257B9500790C2C?OpenDocument
IT - EPSS	EPSS ID_044 Weekend On Call Duties		All	http://sacdom50.healthnet.com/npl/N

Area	Policy Name	Description	Category (LOB)	Filename/Location
				PL.NSF/sys_all/5D80DB6DD54DB D9388257B95007C75AB?OpenDocument
IT - EPSS	EPSS ID_095 Telephone Tree		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/EF780E5D8329281 E88257B9800739EE3?OpenDocument
IT - EPSS	EPSS ID_096 Use of Pending in Remedy Tickets		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/707366EDAC48C6 DA88257D3300731E97?OpenDocument
IT - EPSS	EPSS Weekly Report Card Procedure		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/D6F7A81FC25A0E A188257D2400134659?OpenDocument
IT - EPSS	EPSS Weekly Ticket Stats Procedure		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/9F66C16F15189501 88257D24001790EA?OpenDocument
IT - EPSS	SWAT Management Process Flow (diagram)		All	\\hncorp\dfs-common\datacenter\commom03\pss\procedures\job description procedures
IT - ECPM	ECP - Project Brief Creation		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/1D7DB65789C8B46 E88257CEB00746C75?OpenDocument
IT - ECPM	ECP Wintel Storage Management Process		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/DDFF13159A5EAD BA88257CEC005A67C9?OpenDocu

Area	Policy Name	Description	Category (LOB)	Filename/Location
				ment
IT - ECPM	ECPM – Inftrastructure Capacity Demand Forecast		All	https://hnc.healthnet.com/sites/default/files/documents/groups/itg_infrastructure_project_group/enterprise_capacity_planning/policies_procedures/ecpm_infrastructure_capacity_demand_forecast_11.pdf
IT - ECPM	ECPM - Project Brief Creation		All	https://hnc.healthnet.com/sites/default/files/documents/groups/itg_infrastructure_project_group/enterprise_capacity_planning/policies_procedures/ecpm_project_brief_creation_v20_0.pdf
IT - ECPM	PSOTS - 2nd Tier Production Support		All	https://hnc.healthnet.com/sites/default/files/documents/groups/itg_infrastructure_project_group/technical_services/policies_procedures/01_general/psots_2nd_tier_production_support_v10.pdf
IT - ECPM	PSOTS – Database Decommission		All	https://hnc.healthnet.com/sites/default/files/documents/groups/itg_infrastructure_project_group/technical_services/policies_procedures/07_oracle/psots_database_decommission_10_0.pdf
IT - ECPM	PSOTS – Minor Enhancement Support		All	https://hnc.healthnet.com/documents/groups/itg_infrastructure_project_group/minor_enhancements/ibm/psots_minor_enhancement_support_process
IT - ECPM	PSOTS - Minor Enhancement Support Process		All	https://hnc.healthnet.com/sites/default/files/documents/groups/itg_infrastructure_project_group/technical_servic

Area	Policy Name	Description	Category (LOB)	Filename/Location
				es/policies_procedures/01_general/psots_minor_enhancement_support_v70.pdf
IT - ECPM	PSOTS – Project Support		All	https://hnc.healthnet.com/sites/default/files/documents/groups/itg_infrastructure_project_group/technical_services/policies_procedures/01_general/psots_project_support_v50.pdf
IT - ECPM	PSOTS – Storage Request Review and Approval Process		All	https://hnc.healthnet.com/sites/default/files/documents/groups/itg_infrastructure_project_group/technical_services/policies_procedures/09_storage/psots_storage_request_approval_process_v10_0.pdf
IT - ECPM	PSOTS – Systems Stability Checks & Remediation		All	https://hnc.healthnet.com/sites/default/files/documents/groups/itg_infrastructure_project_group/technical_services/policies_procedures/01_general/psots_system_stability_checks_remediations.pdf
IT - ECPM	PSOTS - XenDesktop Usage Policy		All	https://hnc.healthnet.com/sites/default/files/documents/groups/itg_infrastructure_project_group/technical_services/policies_procedures/03_citrix_/psots_xendesktopusagepolicy_v10_0.pdf
IT - ECPM	PSOTS - XenDesktop Utilization Audit and Demand Forecast Process		All	https://hnc.healthnet.com/sites/default/files/documents/groups/itg_infrastructure_project_group/technical_services/policies_procedures/03_citrix_/psots_xendesktop_utilization_audit_and_demand_forecast_process_v_14.pd

Area	Policy Name	Description	Category (LOB)	Filename/Location
				f
IT - ECPM	Storage Organic Growth		All	https://hnc.healthnet.com/sites/default/files/documents/groups/itg_infrastructure_project_group/enterprise_capacity_planning/policies_procedures/ecpm_storage_organic_growth.pdf
IT - Disaster Recovery	ITG Disaster Recovery Plan Testing Policy & Procedure		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/108D6AA9A8278EE288257AFD0004FFB9%3FOpenDocument%0A%0A
IT - Disaster Recovery	ITG Disaster Recovery Program		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/5427DF945FC3331088257AF4006D746E%3FOpenDocument%0A%0A
IT - Disaster Recovery	ITG Disaster Recovery Standards		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/8C1C92114010A29D88257B0200811151E%3FOpenDocument%0A%0A
IT - Decom	Project Decommissioning of Equipment		All	http://sacdom50/npl/NPL.NSF/sys_all/0ECB4CC3B113CB8C88257D5100636C44?OpenDocument
IT - Compliance	Daily Access Process		All	Came from IBM
IT - Compliance	Daily PrivAcct Check Step 1 - Storing the files for mef3 processing		All	Came from IBM
IT - Compliance	Daily PrivAcct Check Step 2 - Copying and Modifying the Vault Inventory Report for Daily Verification		All	Came from IBM

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Compliance	Daily PrivAcct Check Step 3 - Active Privileged Account Comparison to the Daily Scorecard and ITIM		All	Came from IBM
IT - Compliance	Daily PrivAcct Check Step 4 - Comparing the mef3s to the Daily Check using Access		All	Came from IBM
IT - Compliance	Health Net Instructions for Performing a Password Audit		All	Came from IBM
IT - Compliance	Health Net Instructions for Selecting a Random Sample for Audit		All	Came from IBM
IT - Compliance	Health Net's Daily Score Card Review Process		All	Came from IBM
IT - Compliance	HN PARC SLA Process		All	Came from IBM
IT - Compliance	IBM Daily Privilege Access Recon Process		All	Came from IBM
IT - Compliance	IBM's 72 Hour Provisioning Reconcilation Process for Controlling Privileged Access		All	Came from IBM
IT - Compliance	ISR Health Net Daily Scorecard Reconciliation Procedures		All	Came from IBM
IT - Compliance	Manual Deprovisioning		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/85A1892F15361FEB88257B420076CAD7?OpenDocument
IT - Compliance	Password Confirmation Policy		All	Came from IBM

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Compliance	Scorecard Process Review		All	Came from IBM
IT - Change Management	Amin Rule for Remedy		All	\\hncorp\dfs-common\datacenter\common03\Daves Blog\Process & Procedures
IT - Change Management	Approval Role Profile		All	\\hncorp\dfs-common\datacenter\common03\Daves Blog\Process & Procedures
IT - Change Management	Change Approval Matrix		All	\\hncorp\dfs-common\datacenter\common03\Daves Blog\Process & Procedures
IT - Change Management	Change Management Audit Procedures_Updating		All	\\hncorp\dfs-common\datacenter\common03\Daves Blog\Process & Procedures
IT - Change Management	Change Management Monthly Metrics report Procedure		All	\\hncorp\dfs-common\datacenter\common03\Daves Blog\Process & Procedures
IT - Change Management	Change Management Policy V3.0		All	\\hncorp\dfs-common\datacenter\common03\Daves Blog\Process & Procedures
IT - Change Management	Change Management Procedure System Availability Matrix		All	\\hncorp\dfs-common\datacenter\common03\Daves Blog\Process & Procedures
IT - Change Management	Change Management Process		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/1B04A1742187BB9688257C8B000947C2?OpenDocument

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Change Managemen t	Change Management Process Interface Manual		All	\\hncorp\dfs-common\datacenter\common03\Dave s Blog\Process & Procedures
IT - Change Managemen t	Change Management Quick Tips		All	\\hncorp\dfs-common\datacenter\common03\Dave s Blog\Process & Procedures
IT - Change Managemen t	Change Management Report		All	\\hncorp\dfs-common\datacenter\common03\Dave s Blog\Process & Procedures
IT - Change Managemen t	Change Management SLA Validation Procedure		All	\\hncorp\dfs-common\datacenter\common03\Dave s Blog\Process & Procedures
IT - Change Managemen t	Change Management Weekly Audit Report Metrics		All	\\hncorp\dfs-common\datacenter\common03\Dave s Blog\Process & Procedures
IT - Change Managemen t	Change Meetings Information		All	\\hncorp\dfs-common\datacenter\common03\Dave s Blog\Process & Procedures
IT - Change Managemen t	Cheat Sheet		All	\\hncorp\dfs-common\datacenter\common03\Dave s Blog\Process & Procedures
IT - Change Managemen t	Client Notification Mailbox		All	\\hncorp\dfs-common\datacenter\common03\Dave s Blog\Process & Procedures
IT - Change Managemen t	Closure Code Definition		All	\\hncorp\dfs-common\datacenter\common03\Dave s Blog\Process & Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Change Managemen t	CM00_Change Process Overview_SOP		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/45DE3C1A620D7D0088257C8C001503DE?OpenDocument
IT - Change Managemen t	CM01_Initiate a Change_SOP		All	\\hncorp\dfs-common\datacenter\common03\Daves Blog\Process & Procedures
IT - Change Managemen t	CM02_Assess a Change_SOP		All	\\hncorp\dfs-common\datacenter\common03\Daves Blog\Process & Procedures
IT - Change Managemen t	CM03_Review a Change_SOP		All	\\hncorp\dfs-common\datacenter\common03\Daves Blog\Process & Procedures
IT - Change Managemen t	CM04_Authorize a Change_SOP		All	\\hncorp\dfs-common\datacenter\common03\Daves Blog\Process & Procedures
IT - Change Managemen t	CM05_Implement a Change_SOP		All	\\hncorp\dfs-common\datacenter\common03\Daves Blog\Process & Procedures
IT - Change Managemen t	CM06_Close a Change_SOP		All	\\hncorp\dfs-common\datacenter\common03\Daves Blog\Process & Procedures
IT - Change Managemen t	CM11_ITG Freeze_SOP		All	\\hncorp\dfs-common\datacenter\common03\Daves Blog\Process & Procedures
IT - Change Managemen t	CM12_ITG Client Notification_SOP		All	\\hncorp\dfs-common\datacenter\common03\Daves Blog\Process & Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Change Managemen t	CM13_ITG Change Validation_SOP		All	\\hncorp\dfs-common\datacenter\common03\Dave s Blog\Process & Procedures
IT - Change Managemen t	CM14_ITG CM Remedy Unavailable Process_SOP_DRAFT		All	\\hncorp\dfs-common\datacenter\common03\Dave s Blog\Process & Procedures
IT - Change Managemen t	CMXX_Agent Upgrades_SOP V3_Draft		All	\\hncorp\dfs-common\datacenter\common03\Dave s Blog\Process & Procedures
IT - Change Managemen t	CMXX_CMR Guidelines_SOP V3_Draft		All	\\hncorp\dfs-common\datacenter\common03\Dave s Blog\Process & Procedures
IT - Change Managemen t	Compliancy Audit Report Desktop Procedure		All	\\hncorp\dfs-common\datacenter\common03\Dave s Blog\Process & Procedures
IT - Change Managemen t	Daily_Weekend Report		All	\\hncorp\dfs-common\datacenter\common03\Dave s Blog\Process & Procedures
IT - Change Managemen t	Extended Sunday Availability		All	\\hncorp\dfs-common\datacenter\common03\Dave s Blog\Process & Procedures
IT - Change Managemen t	Extended Sunday Availability Generic		All	\\hncorp\dfs-common\datacenter\common03\Dave s Blog\Process & Procedures
IT - Change Managemen t	How to upload the Change Review Meeting to the worksite		All	\\hncorp\dfs-common\datacenter\common03\Dave s Blog\Process & Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Change Managemen t	How to upload the DailyWkly report to the work site		All	\\hncorp\dfs-common\datacenter\common03\Dave s Blog\Process & Procedures
IT - Change Managemen t	Impact and Risk		All	\\hncorp\dfs-common\datacenter\common03\Dave s Blog\Process & Procedures
IT - Change Managemen t	Installing Client Notifications Mailbox		All	\\hncorp\dfs-common\datacenter\common03\Dave s Blog\Process & Procedures
IT - Change Managemen t	ITG Production Services Change Management Policy		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/20D6A6E1A7D7A81888257CE700729917?OpenDocument
IT - Change Managemen t	Monthend Metric Desktop Procedure_DRAFT		All	\\hncorp\dfs-common\datacenter\common03\Dave s Blog\Process & Procedures
IT - Change Managemen t	PIM Updates 092010		All	\\hncorp\dfs-common\datacenter\common03\Dave s Blog\Process & Procedures
IT - Change Managemen t	Preparation of RAW Data for Monthend and SLA Desktop Procedure_DRAFT		All	\\hncorp\dfs-common\datacenter\common03\Dave s Blog\Process & Procedures
IT - Change Managemen t	Workflow _CAB		All	\\hncorp\dfs-common\datacenter\common03\Dave s Blog\Process & Procedures
IT - Change Managemen t	Workflow Definitions_Responsibilities		All	\\hncorp\dfs-common\datacenter\common03\Dave s Blog\Process & Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Change Management	Workflow_Client Notifications new		All	\\hncorp\dfs-common\datacenter\common03\Daves Blog\Process & Procedures
IT - Change Management	Workflow_Compliancy Audit		All	\\hncorp\dfs-common\datacenter\common03\Daves Blog\Process & Procedures
IT - Change Management	Workflow_HN Change Management CMR Review and Approval		All	\\hncorp\dfs-common\datacenter\common03\Daves Blog\Process & Procedures
IT - Change Management	Workflow_HN Change Management Training		All	\\hncorp\dfs-common\datacenter\common03\Daves Blog\Process & Procedures
IT - Asset Management	Health Net Desktop Lifecycle Workflow Methodology		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/22876B5FDD6A095C88257B7C00510852?OpenDocument
IT - Asset Management	Health Net Process Interface Manual Asset Management		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/9E87662B3CE8572A88257B7B0060A67D?OpenDocument
IT - Asset Management	Inventory Tool Update and Reporting Procedure		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/F41C4FCFA624D4B588257B7A007163FC?OpenDocument
IT - Asset Management	IT Admin Rights Annual Qualification Procedure		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/CB4B54B96C64959088257B7A005973C5?OpenDocument

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Asset Managemen t	IT Asset Management Exiting Associates Procedure		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/41DE007C5C886A1688257B7A005B8227?OpenDocument
IT - Asset Managemen t	IT Asset Management Group Mailbox Procedure		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/083A4D64764708F688257B7B0050FBAF?OpenDocument
IT - Asset Managemen t	IT Asset Management New Associates Procedure		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/FBB950DFDD04481388257B7A00734F6A?OpenDocument
IT - Asset Managemen t	IT Asset Management Transferring Associates Procedure		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/083A4D64764708F688257B7B0050FBAF?OpenDocument
IT - Asset Managemen t	IT Collection and Storage of Physical Software Media Procedure		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/8730A1FC929523A388257B7A005AF250?OpenDocument
IT - Asset Managemen t	IT Desktop License Transfer In Compliance With License Agreement Procedure		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/8730A1FC929523A388257B7A005AF250?OpenDocument
IT - Asset Managemen t	IT External Audit of Software Installation Procedure		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/4023FE5DF5320A9E88257B7A005C06C7?OpenDocument
IT - Asset	IT Internal Software Audit Procedure		All	http://sacdom50.healthnet.com/npl/N

Area	Policy Name	Description	Category (LOB)	Filename/Location
Management				PL.NSF/sys_all/D60FED36D94781E488257B7A006C4F9B?OpenDocument
IT - Asset Management	IT Service Request for Software Removal Procedure		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/91AFD1825541D0D188257B7A0073B71A?OpenDocument
IT - Asset Management	IT Single Trusted Source Host/Server Baseline Correction Procedure		All	H:\IT Governance\Asset Management\IT Software Asset Tracking\Policies & Procedures\FINAL
IT - Asset Management	IT Software Approval and Updating of eBuyer Catalog Procedure		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/55ABEA2B890B12F788257B7B004FD1B4?OpenDocument
IT - Asset Management	IT Steady State Non Lease Equipment Procedure		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/C686177E97B0EB2288257B7A005A3E66?OpenDocument
IT - Asset Management	ITAM Advertised Programs Package Request Procedure		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/C686177E97B0EB2288257B7A005A3E66?OpenDocument
IT - Asset Management	ITG Asset Management Delivery Confirmation Document Policy & Procedure		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/58DC5245B1F3380D88257AD100745A41?OpenDocument
IT - Asset Management	ITG Asset Management Policy & Procedure		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/27F72F502BFF153888257B0F006B0503?OpenDocumen

Area	Policy Name	Description	Category (LOB)	Filename/Location
				t
IT - Asset Managemen t	Server Software Inventory Tool Update and Reporting Procedure		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/2B1BF39625018FC088257B7A00746851?OpenDocument
IT - Asset Managemen t	Workstation Placement Guidelines		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/639BB60A2CB6D3F388257B720060CD4F?OpenDocument
IT - Access Admin	A2D - Invalid IP Address for Access to Data		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	ABS - ABS Integrity Password Reset		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	ABS - ABS Printer Queue Management		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	ABS - Cluster / Nodes Naming		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	ABS - Getting Blank Screen after launching ABS-Integrity		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	ABS - How to find a printer queue status?		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	ABS - How to resolve printer not printing from ABS or MDM?		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	ABS - Resetting A User's Password In Sysgem		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Access Administration - Global Process ID & Access Administration		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Access Administration Associate Transfer Policy		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/3AF2DA42E158316288257B7C007A5244?OpenDocument
IT - Access Admin	Access Administration Roles and Responsibilities		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/F399ADA13AA966

Area	Policy Name	Description	Category (LOB)	Filename/Location
				98882579F3005AD57D?OpenDocument
IT - Access Admin	Access Administration Termination Policy		All	http://sacdom50.healthnet.com/npl/NPL.NSF/sys_all/0F02EA852BF14CE5882579F3005AA853?OpenDocument
IT - Access Admin	Access To Data (A2D) - Password Resets		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Accutraq - Password Reset		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Accutraq - System Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	ACMS - Application Control Management System Basic Description		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Acquisition Process for Misc IT Equipment		All	H:\IT Governance\Vendor Relations\Policy and Procedures
IT - Access	ACS - FTP password and connectivity		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access

Area	Policy Name	Description	Category (LOB)	Filename/Location
Admin	issues			Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Active Directory - Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Active Directory - Domain Account Re-Enable Process		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Active Directory - Portable & removable devices policy		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Active Directory - Unlocking and Resetting HNCORP/FS Domain Accounts		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Active Directory - Unmanaged/Unlocked User Documentation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Active Directory - Urgent Termination process		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures NEW\Solution Procedures
IT - Access Admin	Active Directory - URL Filtering Exemptions		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Active Directory - What do I tell a client requesting a name or OU change?		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Active Directory No account in system		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Active Directory Temporary extension of expiration date		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Adding Funds to Existing Purchase Order(PO) for Fixed Bid Efforts		All	H:\IT Governance\Vendor Relations\Policy and Procedures
IT - Access Admin	Admin.do (Support Portal) - Account unlock		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	Admin.do (Support Portal, SWP) - Website Overview		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Adobe Acrobat Access		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Adobe Flash Player		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Advertised Programs - Missing Application(s)		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	ADW - Password Reset / Unlock Procedure		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	ADW Analytical Data Warehouse Oracle Data Base		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	AgentView/SuperView - Support Info		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Alfresco - HealthNet.com Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	ALGS - Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	ALGS - Error: Unable To Open Multiple Copies		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	ALGS Letters - Password Reset		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Alva - Password Reset		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	Alva Web - Help desk procedures		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Alva Web - System Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	American Express Expense Manager (GERS) - Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Ames - Login issues		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Application Name: Omni		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Argus/Argus IPNS System and contact information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	AS400 - Account Status Maintenance		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Assume Identity - Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Avaya - Phone Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	AWP DRG Pricer - Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	AXS One - Lotus Notes Email Archive System		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	B2B Gateway - Info and Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	BCM - Business Communication Manager Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	BlackBerry - How to order and discontinue service		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Blackberry - Password Changes		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	BlackBerry - Support Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	BlackBerry Reporting a lost or stolen device		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	BlueZone - Common Issues and Troubleshooting		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	Burgess - Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Business Object - Unexpected response from the Zabo Server		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Business Object Commercial - Account Creation & Password Reset		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Business Objects - Ad Hoc Report Request		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Business Objects - Application Support and Account Management		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Business Objects - Password Reset and User LookUp Procedures		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	Business Objects - Unexpected Response from the Zabo Server		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	CAC - Common CAC Errors		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	CAC - Process for access		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	CAC Reader - Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Call Flow Diagrams		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Call Path -Ticket Procedure for P1/P2 Problems		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	Care Core Terminal - How to reset password		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Care Radius - Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Caremark/API Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	CCM - Call Pop Issues or Errors		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	CCM - Care Coordination Management Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	CCM - Error: User Is Not Setup To Use INForm		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	CCS - Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	CCS - Could Not Create New Session In Application		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	CCS - Password Reset		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	CCS - Printing Issues Related to CCSCutePDFScriptX		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	CCS - Red Ribbon Error		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	CCS - User is unable to login after Password Reset/Account unlock		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	CCS (A2D) - Verifying External Government HNFS Client Access		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	C-CURE - System Unavailable Processes		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	CDS - Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	CDS - Password Resets		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	CHCS - Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	CHIPA - VPN Account issue		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	CIMS - Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Cisco VOIP - Surfside Telephony Support Called In By PGBA		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Citirix - Slowness & ODBC Fix		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Citrix - An error occured while connecting to citrix secured gateway		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Citrix - Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Citrix - Changing user from Xen4 to Xen5		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	Citrix - Clearing a User's Profile		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Citrix - Client Logon Procedure And Basic Troubleshooting		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Citrix - Enabling Sound		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Citrix - Error message local policy of this system does not allow you to work interactively		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Citrix - Error: The Application's Digital Signature Has An Error		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Citrix - Home Computer Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	Citrix - How to Clear an Commerical Citrix Profile		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Citrix - How to Clear an FS Citrix Profile		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Citrix - How to download Citrix reciever		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Citrix - How To get Essbase		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Citrix - IBM Support Teams Having Connection Issues		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Citrix - ICA File Not Found		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	Citrix - iMAC information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Citrix - IP Address		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Citrix - Logging Out a Application		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Citrix - Lotus Notes Troubleshooting Tips (Notes Remote Access)		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Citrix - NFuse: ICA File Not Found		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Citrix - Profile Drive Mappings for FS		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	Citrix - Resolving Digital Certificate		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Citrix - Setting Up a User's Citrix Access		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Citrix - Troubleshooting Support For Local Printer		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Citrix - Unable to create Screen Shots		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Citrix Ending a Hung Session(s)		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Citrix Front Line Support Trouble Shooting		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	Citrix Xen-desktop Restart Procedure		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Civerex / Civerpsych - Contact Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	CiverPsych - Citrix group		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Civerpsych - Password Reset		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Civerpsych (Civerex) - Password Reset and Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Cliqbook - Travel Booking Application		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	CLR Application - Access information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	CLR/CTT - Clearly Legible Report Tracking Tool Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	CMS (Centers for Medicare & Medicaid Services) Web Application - Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	CMS Letter Automation System - Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Collage - Access Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Collage - Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	Collage - Editor Not Defined		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Common Drive - Error"Drive is not accessible you might not have Permission to use this network resource"		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Community Solutions(HNCS) - Password Reset		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Compass - Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Compass Routing of Slowness Issues		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Computer Performance and Network Connectivity		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	Convergence - Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Convergence - Phone Panel Login		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Copier, Fax & MFD - Support Process		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Copier/Fax - List and Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Corporate Express - Password Reset		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Cresend - Symphony Backup		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	CSC - Application Support for CSC Pega, CSC File Net and CSC Citrix		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	CSI - Link Missing		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	CSI - Not Auto Populating or buttons not functioning		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	CSI - Test Access		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	CSI Reset/Unlock Passwords		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	CSI Troubleshooting and Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	CTO (Chief Technical Officer) - Contact Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Custom View Director - Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Data Restore - Backup and Recovery		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Desktop Malfunctioning Issues - Large Icons		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	DIAL LOG C3 - Password Reset		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	DMDC Application (DOES/DEERS) Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	DocFinity - Adding A User		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Docfinity - An Error Has Occurred Connecting to the Requested Resource		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	DocFinity - Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	DocFinity - Could not obtain image from OD390 or File not found		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	DocFinity - Error :User Not Authorized For This OD390 Object		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	DocFinity - Reactivate or Reset Password		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	DocFinity - Slow Document Retrieval		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	DocFinity Internal Point of Contact		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	DOES - FS.SOHO User Cannot Access in Citrix		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Domain - User Cannot Save Files On the C Drive		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Domain Controller Down		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Dreams - How to reset password		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	Drive Mapping on VPN		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Dropped Calls - Process/Procedure		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	DTRAQ - Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Duplexing - HP 8150 printers only		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	E-Buyer - Helpful Hints and Tools		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	E-Buyer - Password Resets		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	EDI - Partners.Healthnet.com Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	EDI (Symphony) - Password Reset		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	EIS - Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Enterprise Web Monitor - Creation and password reset		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Entrendex - Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	ENTRENDEX - FAQ		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	Entrendex Logon Issues		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	EP Admin - Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Error due to Names.nsf file missing or corrupted in Lotus notes 8.5.		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Error due to Template Design in Lotus Notes 8.5		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	E-Services Website - Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	E-Sourcing - Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	ESSA - Account Creation Procedures		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Essbase - Contact Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Essbase - Password Resets		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Evidant Probe - Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Exceed - System Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	EZ Pickins - Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	Facilities - Application Support For Site Power Outages and Wiring Requests		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Facilities - Issues in the Raised Floor in Rancho Cordova Bldg A		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Facilities - Site Support for Facility Related Issues		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Facilities & ITG Service Request - New Share Directory		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	FARE - "Runtime error 1011" - Connection Inactive		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	FARE - Excel toolbars missing after install		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	FARE - Password Resets		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Fastrieve - Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	FAX Repair and Maintenance		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Fax Service Requests		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	FHP3 Password Resets (CCM and TSO)		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Filemaker Pro - Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	First Health - Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	FMRS - Contact Info		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Formulary and Benefit - Application Support for FAB		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Freedom application - Contact and Remedy information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	FS - Creating an External Gov User Account on the FS-EXT.Healthnet.com Domain		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	FS Health Net - Password Requirements		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	GEMS - Contact Info		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	GEMS - system information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Gems Support - Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Genelco - HelpDesk no.		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Genelco - Unlocking and Resetting Accounts		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Genelco Display User Name *=wildcard		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	Genelco Display User Profile		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Genelco End Interactive User Job		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Genelco Scan For User Name		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Genesis T Server - Link Reset		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	GeoNetwork - General Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Glossary - Health Net Federal Services (HNFS)		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	Good Application - Password reset instructions		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Good For Enterprise - Android Installation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Good For Enterprise - iOS Installation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Good For Enterprise - Reset Network Settings		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Good Mobile - Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Google Chrome		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	Guardian - Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Hardware - Disposal of e-waste		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Hardware - Printer Warranty information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Hardware - Printing Configuration pages		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Hardware - Support For Desktop and Printer Moves		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Hardware Requests		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	Health Net - Weather Alert		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Health Net Focal number		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Health Net Service Desk Telephone Numbers		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - ABS - Account Creation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - ABS - Commands		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - ABS - Creating a Directory		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - ABS - DEVAXP		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - ABS - Emenu Approver and contact information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - ABS - Flag Transplant from Auto Adjudicating		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - ABS - Granting access to ABS Tables		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - ABS - Granting UDMS Access		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - ABS - How to end a process or job		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - ABS - How to find a user account?		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - ABS - HSA Update		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - ABS - Master Document		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - ABS - Moving programs into production (BYPASS)		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - ABS - NDS (Network Data Systems)		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - ABS - Printer Queue Management		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - ABS - R Privileges		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - ABS - Reporting ABS access by user		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - ABS - Reporting users by function		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - ABS - Roles requiring extra work		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - ABS - Sec Menu Commands		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - ABS - SEM (SPREE) Application		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - ABS - SEM125 Table show and add		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - ABS - SPCAP approver		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - ABS - Table look up		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - ABS - Unlock a Claim or USER in ABS		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - ABS/VMS - Capitation Authorization		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - ABS/VMS - Performance Flags (GRPCLM)		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - ABS/VMS - TARERUN/TASUP Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Healthnet - Access Admin - Access Cyber Ark		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Healthnet - Access Admin - Access Edinburgh Citrix Farm		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Healthnet - Access Admin - Access Reqeust Forms		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Healthnet - Access Admin - Access Tips		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Healthnet - Access Admin - Access Unix Server		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	Healthnet - Access Admin - Access Wintel Server		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Healthnet - Access Admin - Accessing Chicago Citrix From		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Healthnet - Access Admin - Accessing Warwick/Portsmouth Socks Servers		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Active Directory - (FS) Creating and Disabling Training Accounts		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Active Directory - Access to Another associate's Home Drive		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Active Directory - Contractor Account Creation (HNC or FS)		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - Active Directory - Device Control and Removable Media Exemption v2		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Active Directory - Exception Documentation (Do Not Delete List)		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Active Directory - Granting Access to an Associates Home Drive		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Active Directory - Granting SLU Renewals Access		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Active Directory - Group Creations		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Active Directory - Lockout Tool instructions		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - Active Directory - MTF_Capability & App-MTFCapEditor-C		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Active Directory - Privileged ID creation/Activation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Active Directory - Regular Employee Account Creation (HNC or FS)		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Active Directory - Setting up a new user		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Active Directory - SQL Server Access		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Active Directory - System Accounts, Guidelines and Procedures		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - Active Directory - Telecommuter returning to office		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Active Directory - Temp to Perm		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Active Directory - Unmanaged Access		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Active Directory Master Document		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Admin.do(Support Portal) - Account Creation/Modification		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Admin.do(Support Portal) - Approvals		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - Alfresco - How to Add users		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Aperture - Active Directory information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - ARMS - BDS and Associate Database (or List)		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Arrival - Pitney Bowes		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - AS400 - Access systems during Maintenance periods		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - AS400 - Account Modification		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - AS400 - Master Document		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - AS400 - Permanent Profiles		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - AS400 - Privileged ID creation/activation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - AS400 - QUERIES Training Document		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - AS400 - Terminating SECOFR Accounts		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - BI Publisher (SALSA) - Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - BKB - Creation, Modify, Deletion		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - BOXI - system information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Business Objects - Account Creation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - CASA - Access		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - CBOC - OU in the FS-EXT domain		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - CCS - Account Creation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - CCS - AZ Man (Access Manager)		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - CCS - Beneficiary EMail Contacts		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - CCS - Changing a role		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - CCS - Developer DB Accts (CCS) & PL\SQL		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - CCS - HCSSupervisor		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - CCS - Process Tracking Tool		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - CCS - Renaming Accounts (FTE to Temp or Temp to FTE)		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - CCS - TNEX Provider Finder		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - CCS - Web DEERS		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - CCS Master document		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Citrix - Log In Script Problems		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Civerex / Civerpsych - Account Creation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - CMS - Content Management System Access		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Command Line Applications - Master Document		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Commercial Web Based application Master Document		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Healthnet - Access Admin - Computer Configuration		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Create External Government Profile		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - CSI - Account Creation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - CSI - Master Document for Access Administration		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - CSI - Vaden Access		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - CTI Pop - Account creation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - CTO-BRCC - Account Creation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - CTT - Account Creation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - DOES - Procedure for Access		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - DREAMS - Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - DSS - Cane_Shared or VMS-SAS		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - EDI Archives - System information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Healthnet - Access Admin - Edinburgh Access Request		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - EIS - Pilot Cube information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - EIS Procedures - System Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - Entrendex CA - Creation, Modify, Deletion		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Entrendex NE - Creation, Modify, Deletion		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - eWFM Client - Account Setup procedures		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - EXT Domain - Unlocking Partners Secure Mail		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - External Government users - password reset procedures		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - FARE - Account Creation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - FARE - Version 8.0.2		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Federal Web Based application Master Document		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - FileNet - Creation/Deletion		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - FileNet - WF Report requests		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Focus - Account creation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Formulary and Benefits (FAB) - Account Creation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - Freedom Tracker - System information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - FS - Creating an External Gov User Account on the FS.Healthnet.com Domain		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - FS Domain - ISA Required Applications		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - FS-EXT - Domain Administration for CCS		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - FTE to Temp, Temp to FTE		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Genelco - Account Creation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - Genelco Master Document		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - GIQD - System Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Global Process Control Points		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Group Mailbox - ACL Access Setup		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Group Mailbox - Setup Procedures (Users/Owners)		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - HBA - Contact Application		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - Health Net File eXchange(HFX) - Account Creation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Health Net Vendors - Approvers		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - HealthNet - Access Admin - MDM/MDR- Procedures		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - HN Connect - Help Desk Utility Tool		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - HN Plan - Approvers		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - HN Unity - Procedures		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - HNC EXT Domain - Partners Account Creation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - HNCap - System Requests		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - HNConnect - Provider Education Hyperlink Access		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - HNConnect MEDLTRQ and LTRHISINQ		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - HNCS Windows - Force Commlog		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - HNFS-A2D \ IW External Users - (Account creation)		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - HNI Review Manger - Contacts		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Hyperion Essbase - Approval Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - IBM - AA AD groups FS		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - IBM - AA AD groups HNC		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - IBM - AA AS400 systems		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - IBM - AA ITG Groups		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - IBM - AA Macess		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - IBM - AA ODW/BKB/ABS setup		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - IBM - AA PSA		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - IBM - AA RacF system		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - IBM - AA Remedy		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - IBM - Admin.do		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - IBM - AS400		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - IBM - Commercial Account Creation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - IBM - Commercial Help Desk Master Document		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - IBM - Federal Account Creation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - IBM - Federal Help Desk Master Document		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - IBM - FS AD groups		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - IBM - HNC AD groups		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - IBM - iHealth		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - IBM - ITG		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - IBM - Master Document		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - IBM - Master Document		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - IBM - Offboarding procedures		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - IBM - Onboarding procedures		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - IBM - Password Generator		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - IBM - PGBA access		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - IBM - Remedy tickets to Support teams		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - IBM - Requesting HealthNet Access		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - IBM - Review Manager		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - IBM - SIR		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - IBM - Siteminder		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - IBM - Support Teams AD groups		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - IBM - Support Teams Master Document		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - IBM - Tivoli Identity Manager Master Document		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - IBM - TSO commercial		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - IBM - TSO Federal		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - iHealth - Acct Creation Level 1		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - iHealth - Terminations		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Informatica - Access Request Process		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Information Warehouse North / BO - Account Creation(FS)		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Instil - Requesting Access		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - Interwoven - System information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - IS Request - Change an approver		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - ISR - Associate Transfer between HNC and FS		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - ISR - Closing the ISR / Notifying the user requester		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - ISR - Move/Transfer Request Procedure		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - ISR - Remedy Tickets/Email notifications to other Teams		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - ISR - Verifying Correct approvals example 1		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - ISR - Verifying Correct approvals example 2		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - ISR - Verifying Correct approvals/routing for more approvals		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - ISR Process flow		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - IST - Account Creation\Troubleshooting		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - ITG - Changes to ISRs		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - ITIM - Vault Manager Roles		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - ITIM Change Password Rejection Process		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - ITIM Check In Heads Up File / Outage process		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - JD Edwards - MC400 environment		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - KBase - Account Creation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - K-Base - Resetting Passwords for BKB		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - Knowledge Base - Account Setup		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Lawson (Symphony) - Procedures		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - LOA - Reactivating accounts		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Lotus Notes - Access to Another Associate's Email		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Lotus Notes - ACL rights Definitions		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Lotus Notes - Approving requests		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - Lotus Notes - Change users location		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Lotus Notes - Group E-Mail Address (Distribution List)		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Lotus Notes - ID Change in Lotus Notes for TEMP to PERM		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Lotus Notes - Master Document		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Lotus Notes - Name Change		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Lotus Notes - Requesting Notes procedure		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - Lotus Notes - Server Space availability		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Lotus Notes - Updating an Access Control List (ACL)		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Lotus Notes - What Fields Can Be Edited in the HN Corp Address Book?		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Macess - Account Creation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Macess - Doc Flo Access Rights		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Macess - Granting Doc Flo administrator		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - Macess - Group mailbox creation requests		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Macess - Reports/Test/Train		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Macess - Supervisor Look-down Access		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Macess - Training Id requests		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Macess - User Permissions		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Macess Master document for Access Administration		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - Magic - Creation Procedures		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Mars - Contact and system information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Master Control Doc		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - MC400 - Creating (PRD) Production Account		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - MC400 - Creating a new role		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - MC400 - DDM Account Creation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - MC400 - DEV Account Creation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - MC400 - DEV Account Creation for a new Developer		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - MC400 - DEV Developer Account Creation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - MC400 - DEV Provide access to CLRPFM		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - MC400 - DEV/E2E Environment Approvers		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - MC400 - E2E & DEV Authorization List Maintenance		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - MC400 - E2E Single Signon		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - MC400 - Master Document		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - MC400 - Naming Standards		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - MC400 - PRD Add an Account to the Directory Entry Table		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - MC400 - PRD Adding Keyword/System Codes to Roles		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - MC400 - PRD Delete Role		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - MC400 - PRD F6 Encounter, F14 Institutinal		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - MC400 - PRD Modify Users Roles		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - MC400 - PRD Power Account Setup		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - MC400 - PRD Read Only Account Creation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - MC400 - PRD Role Owner Update		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - MC400 - PRD\DEV\E2E Command line access		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - MC400 PRD - Rumba (New York Nurses association)		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - McAfee - Data Loss Prevention Manager (DLPM) Tool		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - MFM Pro (Burgess) - Creation Procedures		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - MGCS (Medi-Cal GCS) - Access Setup		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - MHN - Account Creation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - MHN - Support Portal		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - MHN DataWarehouse - Creation Proccess		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - MHN Unity/Atlantes - Create/Modify account		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - MHNGS - Required approvers		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - MHNGS Information Warehouse - Account Creation procedure		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - MHNGS-OP-JFSAP - Account Creation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Monarch - access information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - MTM - RXcellent Care: Granting Access		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Network - 30 Day Inactivity Process / 60 day deletion		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Network - Access to FS shared drives		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Network - Associate Transfer Process		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Network - Moving a Client between Domains		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Network - Non - HNFS Transfer Report Procedure		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - Network - Resetting Run Advertised Program Window		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Network - Transfer Policy with HNFS		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Network (servers) - Server Control Listing		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - ODW - PSAS_READ		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - ODW/BKB/ADW - Account Creation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - One Card Admin - contact information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - Opus - Creating a New Account		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Opus Display User Profile		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Opus End Interactive User Job		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Opus Master Document		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Opus Password Reset		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Opus Unlocking an account		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - OTRA - active directory group		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - PageCenter - Creation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - PAOS - Pharmacy Authorization Operation System		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Partner Citrix/VPN Connection - Offshore		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Healthnet - Access Admin - Peregrine		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - PGBA - Account Creation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - Pitney Bows - System information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Plone Access - Account Creation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Prelude - Account Creation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Prelude - Account Modification Procedures		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Prelude - Master Document		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Privileged IDs - Master Control Doc		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - Privileged IDs - Submitting for access		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - PSA Archive - Admin Utility		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - PSA LPAD - Account Creation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - PSAS - Provider Database		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - QA Enablement Approval Process		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - QA Re-Enablement Approval Process		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - Qcare - Account Creation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Qcare - ACRS for PSCICS		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - QCare - Approvers		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Qcare - FORCE COMMLOG		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Qcare - Group Descriptions		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - QCare - HNCS Windows		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - Qcare - MEDI-CAL GROW HN COMMUNITY		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Qcare - Molina & Universal Care Creation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Qcare - OFFSHORE Medi-Cal		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Qcare - Unistar High Level Qualifiers		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Qcare Master Document		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Qfiniti - Creation / Troubleshooting		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - RacF - Approval for Special Privileged Accounts		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - RacF - Boot out, (cancel) hung session		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - RacF - Dataset Deletion in FHP1 & FHP3 (TSO)		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - RacF - DATASET LOOKUP		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - RacF - EMTS(CICS)		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - RacF - FHP3 TWAS - OPC		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - RacF - IBM/AT&T TSO Account Creation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - RacF - IECICS(ECRS)		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - RacF - LPAR Naming standards		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - RacF - Privileged ID creation/activation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - RacF - Qcare, TSO, IBM ID Creation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - RacF - Removing Special Attribute		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - RacF - Special Authority Accounts		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - RacF - TSO Account Creation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - RacF - TSO DataSet Creation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - RacF Master Document		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Rate Model - Approvers, Active Directory group		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Rawlings - Contacts		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - RazzaBDE - account creation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - RDP - Remote Desktop Connection		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - REMS - System Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - ResourceIQ - Administration Procedures		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Review Manager - System information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Risk Navigator - System Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - RNQ - Creation Procedures		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Rockwell - Convergence Setup		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - RTA (Aspect) - Account Creation procedure		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - RU30 VPN - Users Process		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - SalesDataWarehouse - Active Directory group		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - SAP - (ASP) Access		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - SAP - Deployed via Citrix		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - SAP - WEB Procedures		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - SCCM - System information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Shared ID's - IBM Employees		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Showcase - EIP Server account creation/modification		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - SIR - Account Creation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - SIR - Admin Access		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - SIR - Contact Information for Access Admin		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Siteminder - Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Software - EZPickins		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Software - Federal requests		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Software - Seagate Software for the Desktop		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - Software COMMERCIAL requests		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Spirit - Account Creation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Spirit Master Document		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Splunk - Creating Accounts		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Stand Alone Applications - Master Document		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Stars - Account Creation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - STARS - Reactivate deleted accounts		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Symphony - Account Creation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Symphony - Approvers		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Symphony - Confidential ID's		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Symphony - F10 Switch Group Modification		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Symphony - Role Creation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - Symphony - Role Modification		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Symphony - User Role Change		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Symphony Master Document		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - SysGem - ACMS issues (ACMSUDU)		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - SysGem - Password reset		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Sysgem Account - Account Creation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - TACACS Application Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Targus - Processing Requests for Security Cable Lock Combinations		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Termination Procedure - ABS		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Termination Procedure - Active Directory (FS or HNC)		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Termination Procedure - Admin.do(Support Portal)		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Termination Procedure - Business Objects		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - Termination Procedure - CCS Disabling External Gov User Accounts		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Termination Procedure - Commercial(HNC) Master Document for Access Administration		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Termination Procedure - Entrendex(CA or NE)		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Termination Procedure - Federal(FS) Master Document		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Termination Procedure - FileNet		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Termination Procedure - HNFS from Daily Report (OE Report)		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - Termination Procedure - HNFS from IS Request		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Termination Procedure - iHealth		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Termination Procedure - Macess		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Termination Procedure - MC400 DEV Role		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Termination Procedure - MC400 E2E environments		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Termination Procedure - MC400 PRD Roles		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - Termination Procedure - MC400 PRD, DEV, E2E		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Termination Procedure - PageCenter (HNC or FS)		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Termination Procedure - Qcare		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Termination Procedure - RacF Commercial		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Termination Procedure - RacF Federal		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Termination Procedure - Requesting Lotus Notes Term		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - Termination Procedure - Review Manager		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Termination Procedure - Saving Daily Report		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Termination Procedure - SIR		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Termination Procedure - Spirit, Genelco, Opus, Prelude		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Termination Procedure - Symphony		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Termination Procedure - Terming Lotus Notes Accounts		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - Termination Procedure - UNIX		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Termination Procedure - VDI (FS and HNC)		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Termination Procedure - XenDesktop (FS and HNC)		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Termination Procedures - Resource IQ		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - TIBCO Staffware - information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Tivoli Identity Manager - Check In		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - Tivoli Identity Manager - Check Out		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Tivoli Identity Manager - First Time Login		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Tivoli Identity Manager - Password Reset Procedures		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Tivoli Identity Manager - Users Account is locked or Password is invalid		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Unity - approval contact		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Unity - Dummy/System Accounts		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - Unity - Troubleshooting Error Messages		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Unity Reporting - Approver information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Unix - Account Creation / Modify		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Unix - Active Directory LDAP Procedures		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Unix - CVS Access		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Unix - Error: Unable to chdir to home directory		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - Unix - Master Document		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Unix - Meta LDAP Procedures		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Unix - Privileged ID creation/activation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Unix - Processing secure.healthnet.com requests		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Unix - Pushing Keys		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Unix - Removing users from the configuration files		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - Unix - Requests for servers that are not built yet		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Unix - Secure.Healthnet.com requests		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Unix - SSH Key Failure Fix		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Unix - Temporary Root Access requests		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Unix - VI Tutorial		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - UPS II - Account Creation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - Valuetech - Account Creation/login Procedures		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Vault - Primary Controls		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - VMS - Auto-Adjudicated Claims IDs		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - VMS - Cluster Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - VMS - Copying User Rights		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - VMS - Creating Accounts for the clusters		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - VMS - D Account Responsibility for Access Admin		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - VMS - D Accounts, Add, List and Delete		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - VMS - Forwarding Mail		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - VMS - HSI_DB_DELETE (PRD) approver		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - VMS - ID Deletions from Command Line for batches		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - VMS - Master Document		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - VMS - Privileged ID creation/activation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - VMS - Service_DCL access		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - VMS - setting up HNDev and HNTST (DOMENU)		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - VMS - UAF display		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - VMS - UAT Enviroment Creation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - VMS - UAT SYSLOG (Heckle, Jeckle)		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - VMS - User ID's for ABS / VMS PRD, DSS, DEV, DEVI64 and UAT		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - VPN - User Access Procedures		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - VPN HNFS - Procedures		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Webex (1-800-conference) - Account Creations		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - XenApp - Granting the Exceed application		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - XenDesktop - Admin console		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Access Admin - XenDesktop - Admin console First Login Procedures		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - XenDesktop - Creation Process (HNC or FS)		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - XenDesktop - Development Setup process flow		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Admin - Zavanta - Account Setup Procedures		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Access Administration - QA Disable Approval Process		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet - Disabled Active Directory Accounts		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet - Federal Dist Ops Escalation Procedure		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Healthnet - PTO Database		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet File eXchange - Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet File eXchange - Filling Out the Access Request For Application		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet File eXchange - Overview for HFX		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HealthNet File eXchange - User Guide		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HealthNet Remedy Configuration for IBMers		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Healthnet.com - Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Healthnet.com and HN connect - Remedy Support groups		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Help Desk - Ticket Templates		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HN Connect - Accounts Payable Forms		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HN Connect - First Time Logon and Registering an Associate		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HN Connect - Issues With Content or Access.		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HN Connect - Off-shore Associate Registration Process		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HN Connect - Pop Up Blocker		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HN Connect - Registering a Non-Associate		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HN Connect - Schedule of Benefits will not Launch		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HN Connect - Temporary Associate Registration		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HN Connect Images not displaying		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HN INFO SEC - Routing Remedy Tickets		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HNC EXT Domain - Searching for Partners (Secure Mail)		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HNConnect - Add Last Four of SSN (Social Security Number)		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HNConnect - How to find a clients cost center and Internal Order number(ION)		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HNConnect and HRLink - Password Issues		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

Area	Policy Name	Description	Category (LOB)	Filename/Location
IT - Access Admin	HNCS / Filenet - Common Errors		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HNCS / Valutech / Filenet,Q Care,(UPS 1,2,3),Red Phone,TSO,Pagecenter, MARS, DREAMS Password reset		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HNCS Windows - Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HNFS - Accessing Application Links on HN Connect		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HNFS - Government IT Glossary of Business Terms		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HNFS - T&M AO Project Work Order/Change Request/Assessments Procedure		All	H:\IT Governance\Vendor Relations\Policy and Procedures
IT - Access Admin	HNFS Jive / Scout - Knowledgebase Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures NEW\Solution Procedures
IT - Access Admin	HNFS SPOC - Contacts		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HNFS.net - Website Issues and Site Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HNPage - contact information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HNPS Formulary System - Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HNStore - Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	How to change Login password on Citrix		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	How to create E-mail signature		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	How to handle Work Order		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HR Link - Information and Access		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	HR Link (Spa users Invalid Id or Password)		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Hyperion - Application and Account Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	IBM - ATT Instructions for setting up RSA Token		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	IBM/ATT - RSA Token Setup		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	ICT Vendors - Contact Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	IE - Importing & Exporting Internet Favorites		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	iHealth - Down Time Notification Process		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	iHealth - Password Reset Instructions		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	IHealth - Ticket Assignment and Contacts		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	iHealth - User Log-on Instructions		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	iHealth End User Guide		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	iLinc Conference - Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	iMany CM - Supplier Contracts		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Ingenix Impact Pro Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Instructions for installing updates after receiving the SCCM client on Xen Desktop.		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Internet - Blocked by URL Filter Database		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Internet - Error" the proxy received an invalid response" while accessing a business web site		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Internet - How to delete cookies and temp files from Internet Browsers		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Internet - Internet page does not render properly		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Internet - Malware Detected		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Internet Explorer - How to set default Internet Browser to MS Explorer?		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Internet Explorer - SSL Certificate Issues		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Internet Explorer - Web pages not loading correctly/Loading slowly		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Internet Explorer 8 - Compatibility issues		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Interpost / TAO Mail - Connection information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Interqual - Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Interwoven - Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	IP Address Popup Box		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	IP Soft Phone - Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	ISR - FAQ's		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	ISR - First approver		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	ISR - How to Check if a Ticket is done for system access		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	ISR - Process to Re-activate / Re-Create Privileged Account		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	ISR - SLA Time requirements		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	ISR - Status Check		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	ISR - Temporary access creation for new hire Request		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	ISR Escalation - For IBMer only		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	IST - Individual Sales Tracking Application Support and Password Resets		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	ITG - Change the Approver for a Conference Room		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	ITG - FDS Work Order Request		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	IVR - Application Support for Interactive Voice Response		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	IVR - Status Critical Massage Instructions		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	IW1 - Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	iZon - Logging into Application		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Kbase - Password reset		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	KBase Password Reset (VMS Account)		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Knowledge Base - Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Laptop - Turning Off the Num Lock		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lawson (Symphony) - Password Reset		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lawson (Symphony) End Interactive User Job		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Learning Link - Password Resets and Contact Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	LMS - Removing a user from LMS		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	LMS - Triage and Troubleshooting for My Compass LMS Calls		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	LMS - Updating a users supervisor		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lockout Tool - HN Corp Domain Unlock Tool		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Login Attempts Exceeded on Hnconnect page		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - "_Associates" Group / Distribution List Access		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Lotus Notes - "file does not exist" Error		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - A "Missed Alarms" dialog box keeps popping up for past events		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Access Email Via the Web		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Accessing Lotus Notes via the Web		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Account Terminated Due to Inactivity		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Application Support and Ticket Routing		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Lotus Notes - Auto Reply Error		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Auto-Refresh Functionality		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Calendar Cleanup / Inbox Management Policy Change		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Calendar Not Opening		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Calendar View		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Certificate Expiring		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Lotus Notes - Changing the Password		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Configuration Setup		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Context toolbar not found. Bookmark design needs updated.		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Creating a Local Replica of Address Book		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Cross Certificate Notification		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Database Bookmarks		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Lotus Notes - Delayed E-mails to External Domains		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Delegating Calendar and To Do access		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Deleted Documents Reappearing		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Deleted Folder		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Delivery Options Toolbar Missing		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Domino Server List with IP Address		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Lotus Notes - Email Contents Displayed Incorrectly		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - E-Mail Letterhead		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Email Signature		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Emails Blocked at Firewall		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Encrypted Email Sent Without Password		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Error - "Unable to Initialise the VSE Engine"		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Lotus Notes - Error - Specified private key Does not exist		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Error Insufficient frames - frames set handles		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Error Message File not found" or "Choose a server to search"		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Error: Cross Certificate and the Domino Directory / Unable to Load Frames Content		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Error: Toolbar Config, Context Toolbar, Bookmark Design		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - error: Unable to open link or ISR		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Lotus Notes - Error: You Cannot Run the Administration Application While the Domino Server is Running"		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Error: You must select an instance document to perform these actions		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Execution Security Alert Error		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - External Attachments in format WINMAIL.DAT		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - File Does Not Exist		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Formatting a Calendar for Printing		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Lotus Notes - How can E-Mail Messages be retracted?		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - How do I set up a new archive in Notes 6?		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - How Does Roaming Work?		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - How to access someone else's calendar in Lotus Notes?		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - How to archive emails settings for 6.5.4 upgrade for Lotus Notes?		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - How to attach a file in an email?		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Lotus Notes - How To Create A Lotus Notes Link In An E-Mail To Another Internal Notes Mailbox		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - How to Customize the Lotus Notes Welcome Page?		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - How to determine the size of Lotus Notes database?		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - How To Disable the MiniView		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - How to find a client's cost center and company code		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - How to replace the Workspace icon if deleted		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Lotus Notes - How to Request a Name Change		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - How to restore the Default bookmark icons to the sidebar?		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - How to See Status of Roaming User		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - How to Setup Database Replication		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - ID File Troubleshooting / Fixing Notes.ini File		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - If You Can't Accept A Rescheduled Meeting		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Lotus Notes - Important Policy change to Quota Provided		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Inbox indicates a number that doesn't coincide with the number of unread messages		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Inbox is not refreshing automatically even with "Automatically refresh inbox" selected.		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Increase Font Size		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Instant Messaging (IM) Basic Troubleshooting and Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Instant Messaging Setup for Lotus Notes 6		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Lotus Notes - Intranet Mail Password		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Mail Encryption Instructions		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Mail Reduction		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Mail Stop Code Change Form		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Mailbox Access and Delegation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Mails marked as Unread without opening		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Lotus Notes - Making Lotus Notes Mobile with Replication		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - MyArchive		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Name Change Does Not Update		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Password Reset Procedure / ID Drop		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Policy of Forwarding HealthNet E-Mail to a Personal/Home or External E-Mail.		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Printing All Meetings in R5 Scheduler		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Lotus Notes - R5 Conference Room Scheduler		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Refresh Template Design		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Remote (Citrix) User		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Replace Template Design		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Replying To An E-Mail Client receives "File Does Not Exist"		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Right Fax Via Lotus Notes		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Lotus Notes - Roaming files are still associated with old mail server.		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Roaming to Another PC		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Sametime/IM Issue		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Secure E-mail Encryption		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Server Error: This database cannot be read due to an invalid on disk structure		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Service Desk Troubleshooting for Common Errors and Issues		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Lotus Notes - Signature Change		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Slow pasting Web content into notes/ Images showing as Red X's in email		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Specified Private key does not exist		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Splash screen pops up and goes away		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Steps To Improve Lotus Notes Performance		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Tips to improve Lotus Notes response time		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Lotus Notes - Troublshooting Error "File Cannot Be Created" When Opening An Email		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Unable to Load Frames Content		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - 'Unable to load frames content. The doclink database cannot be located.'		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Unable to Open External HTML email		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Unread Marks are not correct		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Web Navigator Errors		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Lotus Notes - What do I tell a client requesting a new distribution group?		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Why Can I See Someone Else's Mail When I Shouldn't Have Access?		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Why Can't I Send or Reply to Groups with the Word Associate?		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - Workspace Icon Shows When Clicking on the Bookmark for 'Databases', 'More Bookmarks', 'History', or 'Internet Explorer Links'		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes - 'You have outgoing mail pending' and cannot find the pending email?		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Lotus Notes -Email Missing		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Lotus Notes- Error- "File already exists" when launching the Notes client		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Macess - Betrieve Error 84		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Macess - Error "Password has expired"		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Macess - Jukebox information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Macess - Printing Issues		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Macess - Tiff viewer Registration		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Macess - Unable to Open or View TIFF Images		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Macintosh Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Macintosh/Mac - Support Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Magic - Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Mars - Connection Issues		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Marx - Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Marx - Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Master: Outages and P1/P2 Processes		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	MAT REQ - Application Support for Material Request		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	MC400 - Group1 Account information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	MC400 - Hours of Availability		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	MC400 - How to FTP		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	MC400 - Online Password Reset Tool		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	MC400 - Password Requirements		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	MC400 DEV - Display User Profile		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	MC400 DEV - Enable an Account		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	MC400 DEV Display user name (Wildcard Search)		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	MC400 DEV End Interactive User Job		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	MC400 DEV Password Resets and Unlocking Accounts		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	MC400 DEV Scan for User Name by Name or User ID		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	MC400 E2E Display user name *=wildcard		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	MC400 E2E Display User Profile		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	MC400 E2E End Interactive User Job		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	MC400 E2E Password Reset		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	MC400 E2E Re-enabling an account no password change		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	MC400 E2E Scan for User Name by Name or User ID		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	MC400 PRD - Display User Profile		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	MC400 PRD - Enable an Account		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	MC400 PRD - Password Reset		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	MC400 PRD - Search for a User Name		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	MC400 PRD End Interactive User Job		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	MC400 PRD Scan for User Name by Name or User ID		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	McAfee - Debug Error		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	McAfee - Encryption Password Not Accepted After Network Password Change		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	McAfee - Proxy Received an Invalid Response		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	McAfee - Unlocking Hard Disk Encryption (Password Reset)		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	MDM - Drive mapping		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	MDM Medical Data Management Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	MDR - Password Change		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	MEDai - System information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Medi-cal FileNet - Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Meeting Place - ContinuousMeeting		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Meeting Place - Creating a User Profile For Users By the Service Desk		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Meeting Place - Extending the Length of a Meeting		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Meeting Place - Limited Toll Free Number		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Meeting Place - Login Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Meeting Place - Password Reset		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Meeting Place - Quick Reference Card		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Meeting Place - Scheduling a Meeting for a Client		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Meeting Place - Secure Meeting Quick Reference		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Meeting Place Local Phone number for Rancho Cordova, CA		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Meridian Phone - Issues and Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	MGCS - Application Support for Medi-Cal GCS		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	MHNGS - Login issues		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	MHNGS - Website Password Reset		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Microsoft Access - Application Support for Access Databases		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Microsoft Office 2010 Upgrade		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Middleware - Neon Error		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Milliman (CareWeb) - Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	MMC 20/20 - Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Molina Medical Clinic - User Troubleshooting		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Monitor - Screen Rotation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Mouse Pad is not working		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	MS Excel 2010 - How to fix the File Block issue		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	MS Excel Share file with multiple clients & allow change		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	MS Office 2010		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	MS Word - How to Link a notes database or document in Microsoft Word?		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	MTF - Issues with Automated Reports		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	MTF Capability - Access Levels		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	NDS - Application Support for Network Data Systems		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Netmeeting - HealthNet User Guide and Service Desk Guide		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	NetMeeting - Unable To Use In Citrix		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	NetMeeting -Troubleshooting Tips		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Network - How to install updates for the SCCM client?		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Network - How to Obtain an IP address from a Client		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Network - Leave of Absence Policy		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Network - Mapping a Network Drive		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Network - User reports a Virus		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Network Ports - Support of Network Ethernet Jacks		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	NOTES.INI file cannot be found		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	NYSNA - New York State Nurses Associates Support Process		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	ODBC - error connection to kdb_readfailed		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	ODBC - Troubleshooting Issues		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Oncall SDM schedule for 2013		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Opus - Application Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Opus Display user name *=wildcard -MHN		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Opus Searching for an User Name		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Oracle - DLGPRD Dialogue Oracle Data Base		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	OTRA - Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	P1/P2 - Alarm Point On Call Database		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	P1/P2 - Escalation Team Procedures		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	P1/P2 - Explanation of P1/P2 Template		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	P1/P2 - HealthNet Red Book On Call List		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	P1/P2 - List of Business Critical Applications		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	P1/P2 - Remedy Routing For High Priority Outage Tickets		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	P1/P2 - Service Desk Process For Priority 1 (P1) and Priority 2 (P2) Remedy Tickets		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	P1/P2 - SWAT Call Setups for High Priority Problem Tickets		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	PageCenter - Password Resets		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Pagers - Updated Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	PAOS - How to logoff an user		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Password Resets - Quick List		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	PCM Web Research and PCM Reassignment Tool - Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Pega Prime - Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	People Soft - Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	PETRS - Contact Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	PGBA - Agents With PGBA Calling in Healthnet Issues		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	PGBA - How To Look Up a Client's RACF PIN Number		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	PGBA - Issues Resetting or Unlocking a RACF ID		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	PGBA - MYE-work.com		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	PGBA - P1/P2 Ticket Procedure		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	PGBA - Roaming Profile error for PGBA Applications		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	PGBA - Support Process for PGBA Application Issues		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	PGBA Citrix - Disable/Enable Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	PGBA Citrix - Password Reset		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	PGBA Citrix - RACF ID Password Reset (2nd Screen)		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	PGBA FHP3 - Locating a User's RACF PIN Number		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	PHI - General Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Phone - Call Center Re-Routing Calls		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	PIM Password Governance - Application Instructions		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	PlanView - Access issues		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	PlanView - Account Requests		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	PMAPS - Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	PQM (Tumbleweed) - Personal Quarantine Manager Application		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Prelude - Password Resets		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Prelude Display User Name *=wildcard - MHN		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Prelude Display User Profile - MHN		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	PreludeRe-enabling an account		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Printer - KODAK PRINTER Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Printer - Recycling Toner Cartridges		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Printer - Routing Xerox FAX/Printing Issues		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Printer - Supported Ikon models		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Printer - Toner Ordering		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Printer Support Process		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Printers - IBM InfoPrint		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Printers - Installing a Local Printer		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Printers - Installing Network Printers on TSC Machines		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Printers - Network Printer Via Citrix Does Not Work		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Printers - Tektronix Phaser		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Prior Authorization and Referral Submission Tool - Accessing and Submitting Requests		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Prior Authorization Determination Tool - How to Access the Application		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Provider Calls - Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	PSA Archive - Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	PSA Archive - URL Links		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	PSAS - Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Qcare - Medi-Cal Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Qcare - Password Reset		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Qcare - System Hours of Availability		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Qfiniti - Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Quality Center - IE8 Compatibility issues		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Quality Center - Installation Issues		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Quality Center - Overview		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Quality Center - Support & Password Resets		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Quality Center - Upgrade FAQ		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Quantum Choice (PC3) - Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	QuotaMod Increase Home Drive Space Quota for Users		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	RacF - ECRS Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	RacF - HNP2 Password Reset		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	RacF - How to look up a user by last name in FHP1		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	RacF - IBM Change Password Tool		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	RacF - Resetting Application Passwords that use FHP1		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	RacF - Unlock user account in FHP1		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Reflections - How to access Integrity Host systems from Reflections.		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Re-image and Redeployment of System		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - "Authentication Failure error messages"		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Adding or Removing individual name from Remedy Group		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Alva Web		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Application Support For Material Request		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Remedy - Application Support For Membership Desktop		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Application Support for Problem Tickets		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Application Support on SPMS .		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Application Support PSA Archive application		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Attaching or Zinclnking Tickets to a Problem Ticket		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - BlackBerry Requests		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Remedy - Change/Add Notification Method		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Changing a Flag For An External Government User		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Coding a Wrong Number Ticket		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Contact information for support teams during non-prime hours		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Creating a P1/P2 Ticket		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Creating an Outage Alert Board		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Remedy - Creating And Submitting A Web Ticket		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Crystal Report Error		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - CSI (Customer Service Interface) Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Deskside Support Queue		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Distributed Operations and One View Tickets		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Ergonomic Keyboard installation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Remedy - Error "One (or more) servers were unavailable for login!"		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Error "One (or more) servers were unavailable for login!"		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - FAQ		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Filling Out the Performance Tab		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - HealthNet Server and Application Maintenance Window		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Home Page not populating		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Remedy - How Log Into the Remedy QA/Test Environment		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - IBM Application Installation and Server Details for Remedy		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - IBM Resolver Group's Contact Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Information Required in tickets sent to Printer Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Knowledge Base(KB) Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - License errors		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Remedy - Licensing Issues		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Logging into the Web interface		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Logon Issues		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Looking Up Personal Ticket History		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Lowering or Raising P1/P2 Problem Ticket Priority		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Manual Ticket Logging		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Remedy - MHNGS and HNFS should be handled separately		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Non Prime Escalation Procedures		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - On-Call SDM Escalation Process		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Performance vs. Functionality CTI When Coding A Ticket		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Printer Warranty		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Priority Levels for Problem and Incident Tickets		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Remedy - Priority Setting For Development, Test and QA Related Tickets		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Priority Status for Training Groups and Training Rooms		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Problem Ticket Slow Response Procedure		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Quick Reference Guide		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Remedy Stagging or Remedy UAT		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Reopening a Priority Problem P1/P2 Ticket		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Remedy - Resolver Group Information Related to all URLs that end with healthnet.Com		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Reviewing a User's Ticket History		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Reviewing and Monitoring the Outage Alert Board		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Reviewing the IBM ZINCLNK Queue		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - RSA Tokens		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Service Desk Ticket Templates		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Remedy - Service Desk Transferring of Incident Tickets		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - SLA Timeframes for Problem and Incident Tickets		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Symphony General Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Tacoma WA Ticket Assignments		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Telecom/Voice, Network Related issues		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Telephone Problems		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Remedy - Ticket Assignment for MDM application		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Ticket Pending Codes		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - ticket to Operations Team		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Trusted User Procedure		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Unable to Submit a Web Remedy Ticket		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Unity Commercial Information needed for slowness or time out issues		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Remedy - Unix Pass Phrase reset		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Updating the Client Impacted tab		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Updating the Performance Information tab		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - User and Group Access Requests		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Users Not Receiving Email Notifications		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Using the Job Failure CTI		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Remedy - Verifying a Client's SSN		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - VIP Process		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Web Ticket Procedure		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy - Web Ticket Procedures		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remedy- Application Outage Procedure and Use of Paper Tickets		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Remote Control - Connecting To A Client's Computer		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Review Manager - Ticket assignment		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Right Fax Error 1722 Health Net of Oregon		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Right Fax - Login Instructions		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Right Fax Web Application Error		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Right Fax Web Page Cannot be Displayed		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	RightFax - Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	RightFax - Setup Documentation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	RightFax - Web Utility Logon		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Risk Navigator - Contact Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	RISKTRAQ - Contact information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Rockwell - HD Announcements		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	RRS Retrospective Review System Application Support (TIBCO/Staffware)		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	RSA Token - Lost or Missing Token		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	RSI Guard - Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Salsa - Error message on startup		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Salsa - Password Requirements		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Salsa(Siebel) - Account Modifications		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Salsa(Siebel) - Creating a Account		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Salsa(Siebel) - Reactive/Restore Account		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Salsa(Siebel) - Unlocking an Account		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	SAP - BIP Password reset		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	SAP - Changing Default Printer		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	SAP - Password Reset		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	SAP - QAS Password Reset		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	SAP - RAZZA or HCS		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	SAP - Remedy Ticket Routing		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	SAS - Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	SCOUT IT OUT - Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Seamless Search Client Sign On for the OnDemand Internet Access Feature		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Seamless Search Password Reset		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Secure Messaging		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Servers - Quota Extensions For Folders Running Out of Space		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Service Desk - Access Admin Contact and ISR Escalation		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Service Desk - How and When to End Calls		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Service Desk - Opening and Closing Scripts		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Service Desk - Shift Start and End Times		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Service Desk - Windows 7 Migration		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Service request - Cancel a service request		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Service Request Approval Reassignment		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Service Request Approvals		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Shadow (Neon) - Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Showcase - Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Showcase - Login for MHN Users		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Showcase - Reporting from Professional Relations		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Simple Selling - System Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	SIR - MHN users		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	SIR Support and Passwords		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	SiteMinder - Tool for HNFS Password Resets		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Smart View - System information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Software - Add/remove a software from Desktop/Laptop		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Software - Adding the Essbase Excel Addin and Toolbar for Office 2000		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Software - IBM Change Password Tool		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Software - Instructions for EP Admin backout		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Software - Reflections Application Not Working Or Missing From The Advertised Programs		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Software - Reflections v10 Scroll Lock Error		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Special Expense Procedure - CSC Domain Names		All	H:\IT Governance\Vendor Relations\Policy and Procedures
IT - Access Admin	Spirit - Password Resets		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Spirit - Re-enabling an account		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Spirit - User Lookup		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	SPOC LIST - Single Points Of Contact		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access	Spool Explorer - Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access

Area	Policy Name	Description	Category (LOB)	Filename/Location
Admin				Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	SRM - Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	SRM - Changing Approvers		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	SRM - Client User Guide		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	SRM - Creating a Remedy Ticket		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	SRM - Hardware Removal and e-Waste at HealthNet		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	SRM - Issues with Approval Status and Work Orders		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures NEW\Solution Procedures
IT - Access Admin	SRM - Quick Start Guide		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	SRM - Searching for a Work Order Number		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	SRM - Submitting a Request		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	SRM - Weblink to Service Request Manger for Support Teams		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	STARS - Printing		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	STARS VIPS - Government and Commercial		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Supplies - HNFS Users Ordering Office Supplies		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Symantic - Virus Definition Files Not Up To Date		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Symphony - Confidential Account		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Symphony - Error: cannot signon to more than one device		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Symphony - HNFS Unlocks and Password Resets		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Symphony - Macros		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Symphony - Password Requirements		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Symphony - Password Reset Instructions		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Symphony - Printing in landscape in error		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Symposium - MHN Telecom Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Sysgem - DAccount Password Resets		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Sysgem - Logon and functionality		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Sysgem - Password resets for DSS, PRD, DEV, ODS and UAT using Sysgem		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	SysGem ABS User authorization Failure		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	SysGem Account Search		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	SysGem Agent Group Setup and Search Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	SysGem User Logon Process		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	TAD4D Console Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	TAG - Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Taleo - Contact information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Taleo - Password Reset Contacts		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	TAOI Totally Automated Office for PGBA		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Targus - Security Cable Lock Combinations		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Telecom - E-Talk,EPAdmin,Seagate, eWorkForce Management		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Teleconference - WebEx Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Telephone - Telecom/Voice, Network Related Issues		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Termination - Urgent Termination of System Access		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Termination Procedure - IBM (HNC/FS) Master Document for Access Administration		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Termination Procedure - Salsa(Siebel)		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Termination Procedure - VMS (DSS,DEV,DEVi64,PRD,UAT)		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Terminations - Approved OE LIST		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Time Reporting - Application and Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Tivoli - Remote In Tool for IM Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Tivoli Identity Manager (ITIM) - How to Log into Tivoli		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	TPaPS - Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	TPaPS - HNFS Account Management		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Tricare Prime Remote (TPR) - Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Tricare.mil - Website Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Trizetto / IPI / JAdvantage - Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	TSC - Procedure for IP port security		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Tumbleweed - Unable to receive external mails from outside HN network		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	TWS (OPC) - Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	UDMS - ABS Production Application		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	UMVS - UHC Users and Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Unity - Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Unity - Application Support for MHN and Commercial		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Unity - Finding The Unity Server Name		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Unity - Power Account Password Reset		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Unity MARS Test - Account Setup		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Unix - Checking the Error Logs		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Unix - LDAP Change from novell to Active Directory		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Unix - Login Server connection refused		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Unix - Password Issues		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Unix - SSH Key Failure from login		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Updated OE List		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	UPS II - Password Reset		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Urgent Termination of System Access		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Valuetech - Hours of system availabiltiy		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Valutech - Application Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	VDI - Confirming VMWare IP Address Is Active and Listening on the Port		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	VDI - Deploy Software		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	VDI - Drive Space Issues on VDI Workstations		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	VDI - HNFS User Outage Support		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	VDI - Logging Into VDI On Windows XP For the First Time		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	VDI - Troubleshooting Application Performance Issues		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Visual Info Client (VIC) - Password reset		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	VM Ware - CHCC VM Ware- Childrens Hospital of Central California		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	VMS - Activating DAccounts		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	VMS - 'D' Account Password Resets		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	VMS - ODW/ADW/BKB Test		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Voicemail - Password Reset		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	VPN - Commercial Troubleshooting		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	VPN - Connection error		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	VPN - HNFS Troubleshooting		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	VPN - Map Network Drives		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	VPN - RSA Token First-Time Setup Directions for HNFS		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Webex (1-800-Conference) - Conference System Information		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	WebMD / Emdeon - Connectivity Issues with Real Time Eligibility Link		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Websites Blocked by Network Data Loss Prevention (NDLP)		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	What if Tool (WIT) - URL, Password and Support and Access		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	WIKI - Support Procedure		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Win XP/Notes toolbar didnt load via IE		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Windows - Error: The Trust Relationship Between This Workstation and the Primary Domain Failed.		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Windows - HealthNet Microsoft Patches and Installations		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Windows - Security log in this system is full		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Windows 7 - Cisco IP Phone Headset Issues		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Windows 7 - Quick user guide		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Windows/Citrix/VPN account getting Locked frequently		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Workstation - Add a new port		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	WPA - Web Power Agent Setup and Troubleshooting Tips		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	WPA ScreenPop Troubleshooting		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	XenApp - Exceed application		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	XenDesktop - How to Remote Desktop a XenDesktop user		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	XenDesktop - Logging into XenDesktop		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Zavanta - Active Thread Pop Up Box Appears		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Zavanta - Application Support and Troubleshooting		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Zavanta - Attempting to Install After Clicking on the Icon but Never Finishes		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Zavanta - Document Missing		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Zavanta - Error Messages		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Zavanta - Forgot User ID and/or Password		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Zavanta - In a Document, Author Is Unable To Access the 'ID Information' Page		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Zavanta - Locked Sessions and Password Resets		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution

Area	Policy Name	Description	Category (LOB)	Filename/Location
				Procedures
IT - Access Admin	Zavanta - Miniature Image of Documents Print In Upper Corner of Document		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Zavanta - Overview		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Zavanta - Trialware Appears when Logging Into Zavanta		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures
IT - Access Admin	Zavanta - User Training and Education		All	Z:\DataCenter\Common03\ESCALATION MANAGEMENT\Access Administration\Procedures\IBM AA Procedures NEW\Solution Procedures

3. HEALTH NET POLICIES LOADED INTO THE NATIONAL POLICY LIBRARY

Listed below are the Health Net Policies loaded into Health Net's national policy library, which the Parties acknowledge have been disclosed to Supplier by Health Net prior to the Effective Date.

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
iHealth Coding Edit Exceptions	Melina B Begi	KN621-10822		HNAZ, HNCA, HNOR	Account Management - Affiliate, Account Management - Commercial, Claims [more...]	1/29/2014	All
Employer Group Termination Process	Dana X Manley	PD1220-9512		HNAZ	Account Management	10/3/2013	HMO, Commercial, POS, PPO, Indemnity
Federal Parity: MHPA and MHPAEA	Alex M Black	BA227-144714		MHN	Actuarial, Business Solutions, MHN Configurations [more...]	4/25/2014	Commercial, MBHO - Managed Behavioral Health Organization
Medicare Advantage (MA) and Medicare Advantage with Part D (MAPD) Bid Submission: CMS Benefit and Cost Sharing Review Process	Sherry E Brown	DB217-163930		HN Life, HNAZ, HNCA, HNI, HNOR, HNPS	Actuarial	1/27/2014	Medicare Advantage
Year to Year Actuary Total & Volume Comparison by Contract_Policy & Procedures	Lakhwinder Kaur	KL79-85246	NE	HNAZ, HNCA, HNOR, HNPS	Actuarial	3/11/2014	Medicare Part D
Access Administration Associate Transfer Policy	Mia S Terry-Samuels	DL1024-91618		All	All Departments	5/23/2014	N/A
Access Administration Roles and Responsibilities	Mia S Terry-Samuels	DL925-81654		All	All Departments	5/29/2014	N/A
Access Administration Termination Policy	Mia S Terry-Samuels	DL1024-85857		All	All Departments	5/27/2014	N/A
Access to Associate Lotus Notes Mail Files	Harry A Belt	WN312-104053		HNI	All Departments	2/11/2014	N/A
AHCCCS- Health Net Access Dental Services Program	Helen C Lansche	LH319-15447		Health Net Access	All Departments	5/28/2014	AHCCCS (AZ Medicaid)

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
AHCCCS- Health Net Access Dental Services Programâ€™s Coordination of Care and Services	Helen C Lansche	LH528-103941		Health Net Access	All Departments	7/10/2014	AHCCCS (AZ Medicaid)
AHCCCS- Health Net Access QM Program Communication with Contracted Staff & Providers	Helen C Lansche	LH111-84818		Health Net Access	All Departments	3/4/2014	AHCCCS (AZ Medicaid)
AHCCCS- Health Net Access Quality Management Program	Helen C Lansche	LH1030-82649		Health Net Access	All Departments	3/4/2014	AHCCCS (AZ Medicaid)
AHCCCS- Immediate Jeopardy Response	Helen C Lansche	LH711-145511		Health Net Access	All Departments	9/2/2014	AHCCCS (AZ Medicaid)
AHCCCS- Marketing, Outreach and Retention	Filiberto L Gurrola	GF49-13126		Health Net Access	All Departments	4/9/2014	AHCCCS (AZ Medicaid)
AHCCCS- Provider Reporting Incidents of Abuse, Neglect or Exploitation	Helen C Lansche	LH85-132617		Health Net Access	All Departments	3/4/2014	AHCCCS (AZ Medicaid)
AHCCCS- Reporting Abuse, Neglect, Exploitation or Unexpected Death of Members	Helen C Lansche	LH224-144031		Health Net Access	All Departments	3/4/2014	AHCCCS (AZ Medicaid)
AHCCCS - Compliance Plan	Susan A Gilkey	GS73-161411		Health Net Access	All Departments	5/15/2014	AHCCCS (AZ Medicaid)
AHCCCS - Health Net Access Dental Services Programâ€™s Dental Home Assignment	Helen C Lansche	LH528-105137		Health Net Access	All Departments	7/10/2014	AHCCCS (AZ Medicaid)
AHCCCS Compliance: Compliance Officer & Compliance Committee	Susan A Gilkey	GS712-14144		Health Net Access	All Departments	5/30/2014	AHCCCS (AZ Medicaid)
AHCCCS Compliance: Effective Lines of Communication	Susan A Gilkey	GS719-1456		Health Net Access	All Departments	5/30/2014	AHCCCS (AZ Medicaid)
AHCCCS Compliance: Enforcement of Standards	Susan A Gilkey	GS719-135725		Health Net Access	All Departments	5/30/2014	AHCCCS (AZ Medicaid)
AHCCCS Compliance: Escalation of Compliance Issues/Risks	Susan A Gilkey	GS73-161127		Health Net Access	All Departments	5/15/2014	AHCCCS (AZ Medicaid)
AHCCCS Compliance: Issue Notification / Prompt Responses to Detected Offenses	Susan A Gilkey	GS73-151258		Health Net Access	All Departments	5/15/2014	AHCCCS (AZ Medicaid)
AHCCCS Compliance: Monitoring and Auditing	Susan A Gilkey	GS73-153124		Health Net Access	All Departments	5/15/2014	AHCCCS (AZ Medicaid)
AHCCCS Compliance: Training &	Susan A Gilkey	GS712-65833		Health Net	All	5/15/2014	AHCCCS (AZ

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Education				Access	Departments		Medicaid)
AHCCCS Compliance: Written Policies and Procedures and Standards of Conduct	Susan A Gilkey	GS722-72549		Health Net Access	All Departments	5/15/2014	AHCCCS (AZ Medicaid)
AHCCCS Member Rights and Responsibilities	Helen C Lansche	LH423-81751		Health Net Access	All Departments	4/25/2014	AHCCCS (AZ Medicaid)
AHCCCS Policy & Procedure Development and Committee Approval Process	Susan A Gilkey	GS41-143849		Health Net Access	All Departments	5/15/2014	AHCCCS (AZ Medicaid)
AHCCCS â€“ Member Retention	Filiberto L Gurrola	GF811-133341		Health Net Access	All Departments	8/11/2014	AHCCCS (AZ Medicaid)
Arizona Health Care Cost Containment System (AHCCCS) exclusion requirements monitoring	Afrodite P Smith	LJ711-155059		Health Net Access	All Departments	7/16/2014	AHCCCS (AZ Medicaid)
Assessment of Bilingual Associates	Humaira S Theba	HM326-201849		HN Life, HNAZ, HNCA, HNCS, HNOR	All Departments	7/17/2014	Commercial, Medicaid, Medicare, HMO, Medicare Advantage, Medicare Part D [more...]
Associate Policy: Accounting and Recordkeeping	Sharon X Ogawa-Shono	MP912-9526		All	All Departments	11/21/2013	N/A
Associate Policy: Administrative Pay Corrections	Sharon X Ogawa-Shono	LM810-125721		All	All Departments	1/23/2014	N/A
Associate Policy: Adoption Reimbursement Program	Sharon X Ogawa-Shono	FR45-16317		All	All Departments	1/23/2014	N/A
Associate Policy: Alcohol and Drug Misuse	Remy M Franklin	MP21-1521		All	All Departments	7/2/2014	N/A
Associate Policy: Associate Wellness Incentive Program	Sharon X Ogawa-Shono	MS520-10595		All	All Departments	7/8/2014	N/A
Associate Policy: Attendance	Remy M Franklin	MP19-91816		All	All Departments	5/6/2014	N/A
Associate Policy: Background Investigations	Sharon X Ogawa-Shono	MP215-9121		All	All Departments	10/21/2013	N/A
Associate Policy: Benefits While on a Leave of Absence	Remy M Franklin	SS326-95934		All	All Departments	6/2/2014	N/A
Associate Policy: Bereavement Pay	Sharon X Ogawa-Shono	MP123-102936		All	All Departments	1/27/2014	N/A

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Associate Policy: Board of Directors - Retainer Fees, Per Meeting Fees, Equity Awards and Reimbursements	Sharon X Ogawa-Shono	SS112-14531	NE	HN Life, HNAZ, HNCA, HNCT, HNFS, HNI, HNINY, HNNE, HNOR, HNPS, MHN [more...]	All Departments	5/12/2014	All
Associate Policy: Bridging of Service	Sharon X Ogawa-Shono	MP116-11821		All	All Departments	1/27/2014	N/A
Associate Policy: California Family Military Leave of Absence	Remy M Franklin	MP1119-102045		All	All Departments	8/5/2014	N/A
Associate Policy: Cell Phone Use	Sharon X Ogawa-Shono	MP617-16226		All	All Departments	10/18/2013	N/A
Associate Policy: Confidentiality of Company Information	Sharon X Ogawa-Shono	MP912-111512		All	All Departments	11/18/2013	N/A
Associate Policy: Conflicts of Interest	Sharon X Ogawa-Shono	MP912-145942		All	All Departments	4/23/2014	N/A
Associate Policy: Continuing Education: CME Reimbursement Guidelines for Clinical Staff	Sharon X Ogawa-Shono	LM627-95443		All	All Departments	1/27/2014	N/A
Associate Policy: Continuing Education: CME Reimbursement Guidelines for Physician Staff	Sharon X Ogawa-Shono	LM627-94029		All	All Departments	1/27/2014	N/A
Associate Policy: Continuing Education: Professional Cost Reimbursement Guidelines: Sales, Account Management, and Other Licensed Positions	Sharon X Ogawa-Shono	LM627-10115		All	All Departments	1/27/2014	N/A
Associate Policy: Corporate Compliance Programs and Other Required Training	Sharon X Ogawa-Shono	MP910-9165		All	All Departments	12/4/2013	N/A
Associate Policy: Corporate Opportunities	Sharon X Ogawa-Shono	MP913-95353		All	All Departments	11/18/2013	N/A
Associate Policy: Dealing with the Government	Sharon X Ogawa-Shono	MP226-82258		All	All Departments	12/10/2013	N/A
Associate Policy: Designation of Chief Compliance Officers and Obligation of Associates to Support the Compliance Mission	Sharon X Ogawa-Shono	MP927-9829		All	All Departments	11/18/2013	N/A

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Associate Policy: Director Stock Ownership Policy	Remy M Franklin	SS112-152651		All	All Departments	1/28/2014	All
Associate Policy: Education Reimbursement	Sharon X Ogawa-Shono	LM627-93150		All	All Departments	1/27/2014	N/A
Associate Policy: Employee Assistance Program (EAP)	Sharon X Ogawa-Shono	LM625-154915		All	All Departments	1/27/2014	N/A
Associate Policy: Employment at Will	Sharon X Ogawa-Shono	MP927-142114		All	All Departments	10/18/2013	N/A
Associate Policy: Employment of Foreign Nationals	Sharon X Ogawa-Shono	LM66-104712		All	All Departments	1/8/2014	N/A
Associate Policy: Equal Employment and Affirmative Action	Remy M Franklin	MP21-151111		All	All Departments	5/19/2014	N/A
Associate Policy: Ergonomic Support	Remy M Franklin	RA18-94924		All	All Departments	8/28/2014	N/A
Associate Policy: Executive Officer Stock Ownership Policy	Remy M Franklin	SS112-143948		All	All Departments	1/28/2014	All
Associate Policy: Fair Dealing	Sharon X Ogawa-Shono	MP913-101751		All	All Departments	11/18/2013	N/A
Associate Policy: Fringe Benefits and Awards	Sharon X Ogawa-Shono	EL330-142935		All	All Departments	1/23/2014	N/A
Associate Policy: Gifts and Entertainment	Sharon X Ogawa-Shono	MP914-143646		All	All Departments	6/9/2014	N/A
Associate Policy: Health Net, Inc., Compensation Recovery Policy	Sharon X Ogawa-Shono	SS618-112715	NE	HN Life, HNAZ, HNCA, HNCT, HNFS, HNI, HNINY, HNNE, HNOR, HNPS, MHN [more...]	All Departments	5/1/2014	All
Associate Policy: Holiday Pay	Remy M Franklin	LM627-155024		All	All Departments	3/3/2014	N/A
Associate Policy: In Memoriam	Sharon X Ogawa-Shono	LM618-93945		All	All Departments	1/27/2014	N/A
Associate Policy: Inclement Weather / Hazardous Conditions	Sharon X Ogawa-Shono	LM812-234049		All	All Departments	1/27/2014	N/A
Associate Policy: Independent Contractors	Sharon X Ogawa-Shono	MP1126-115257		All	All Departments	4/22/2014	N/A
Associate Policy: Information Security	Sharon X	MP226-83222		All	All	1/8/2014	N/A

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
	Ogawa-Shono				Departments		
Associate Policy: Internal Consideration and Job Posting	Sharon X Ogawa-Shono	MP215-83034		All	All Departments	10/18/2013	N/A
Associate Policy: Jury Duty and Voting	Sharon X Ogawa-Shono	LM627-162216		All	All Departments	1/27/2014	N/A
Associate Policy: Military/ Reserve Peace Officer/Emergency Duty Leave of Absence	Remy M Franklin	MP1125-125027		All	All Departments	11/15/2012	N/A
Associate Policy: Mobile Device Policy for IT Testing Devices	Sharon X Ogawa-Shono	OS1029-11540		All	All Departments	7/28/2014	N/A
Associate Policy: Mobile Device Usage	Sharon X Ogawa-Shono	OS1029-102336		All	All Departments	7/28/2014	N/A
Associate Policy: Mobile Device	Sharon X Ogawa-Shono	OS1029-93252		All	All Departments	7/28/2014	N/A
Associate Policy: No Gross-Up for Section 16b Officers	Sharon X Ogawa-Shono	SS615-142424		All	All Departments	7/7/2014	All
Associate Policy: Open Door and Problem Resolution	Sharon X Ogawa-Shono	LM625-1466		All	All Departments	10/18/2013	N/A
Associate Policy: Paid Time Off ("***PTO***")	Remy M Franklin	MS1125-134753		All	All Departments	8/12/2014	N/A
Associate Policy: Performance Improvement	Remy M Franklin	MP829-74055		All	All Departments	3/18/2014	All
Associate Policy: Performance Review Process	Sharon X Ogawa-Shono	MP829-7215		All	All Departments	10/18/2013	N/A
Associate Policy: Personal Leave of Absence	Remy M Franklin	MP125-141640		All	All Departments	8/5/2014	N/A
Associate Policy: Personnel Records and Access to Records	Remy M Franklin	MP22-838		All	All Departments	12/11/2013	N/A
Associate Policy: Photo Identification Badge and Access Code	Sharon X Ogawa-Shono	LM89-111821		All	All Departments	2/4/2014	N/A
Associate Policy: Political Activities	Sharon X Ogawa-Shono	MP226-8137		All	All Departments	11/18/2013	N/A
Associate Policy: Preventing and Detecting Fraud, Waste and Abuse of Government Programs	Remy M Franklin	MP27-72938		All	All Departments	2/19/2014	N/A
Associate Policy: Privacy in the	Sharon X	MP911-93517		All	All	10/18/2013	N/A

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Workplace	Ogawa-Shono				Departments		
Associate Policy: Professional Ethics	Sharon X Ogawa-Shono	MP913-103339		All	All Departments	8/27/2014	N/A
Associate Policy: Prohibition Against Sexual Harassment and Other Workplace Harassment	Sharon X Ogawa-Shono	MP21-134918		All	All Departments	10/18/2013	N/A
Associate Policy: Proof of Right to Work in the United States	Sharon X Ogawa-Shono	MP614-85413		All	All Departments	10/18/2013	N/A
Associate Policy: PTO Sharing	Remy M Franklin	LM813-161313		All	All Departments	1/27/2014	N/A
Associate Policy: Reasonable Accommodation Policy	Remy M Franklin	SS326-103344		All	All Departments	8/12/2014	N/A
Associate Policy: Release of Information on Associates and Former Associates	Remy M Franklin	MP212-75649		All	All Departments	10/18/2013	N/A
Associate Policy: Reporting and Investigating Violations / Non-Retaliation	Remy M Franklin	MP86-145819		All	All Departments	6/10/2014	N/A
Associate Policy: Requests for Information from Outside Parties	Remy M Franklin	LM810-114850		All	All Departments	1/27/2014	N/A
Associate Policy: Rideshare Program	Remy M Franklin	LM627-15286		All	All Departments	9/3/2014	N/A
Associate Policy: Safety Net Security Program	Sharon X Ogawa-Shono	MP87-91231		All	All Departments	12/18/2013	N/A
Associate Policy: Salary Administration	Remy M Franklin	MP215-9221		All	All Departments	12/4/2013	N/A
Associate Policy: Selection and Placement	Remy M Franklin	MP212-81652		All	All Departments	2/4/2014	N/A
Associate Policy: Separation of Employment	Remy M Franklin	MP212-8757		All	All Departments	10/18/2013	N/A
Associate Policy: Severance Benefits	Remy M Franklin	MP712-114227		All	All Departments	5/6/2014	N/A
Associate Policy: Smoking	Remy M Franklin	MP129-84441		All	All Departments	4/2/2014	N/A
Associate Policy: Solicitation, Distribution and Posting	Remy M Franklin	MP226-81032		All	All Departments	10/18/2013	N/A

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Associate Policy: Special Restrictions with Respect to Government Employees and Public Officials	Remy M Franklin	MP87-9462		All	All Departments	10/18/2013	N/A
Associate Policy: Specified Employees	Remy M Franklin	FR45-154540	N/A	All	All Departments	1/2/2014	N/A
Associate Policy: SPOT Cash Awards	Remy M Franklin	FR119-73410		All	All Departments	4/23/2014	N/A
Associate Policy: Standards of Conduct	Remy M Franklin	MP913-104021		All	All Departments	12/16/2013	N/A
Associate Policy: Standards of Dress	Remy M Franklin	MP129-85243		All	All Departments	10/18/2013	N/A
Associate Policy: Statutory Medical and Family Care Leave of Absence	Remy M Franklin	SS310-14143		All	All Departments	11/15/2012	N/A
Associate Policy: Subpoena Process and Request for Employment Records	Remy M Franklin	MP212-8256		All	All Departments	10/18/2013	N/A
Associate Policy: Telecommuting / Work at Home	Remy M Franklin	MP87-101558		All	All Departments	10/18/2013	N/A
Associate Policy: Temporary Assignments	Remy M Franklin	LM625-142136		All	All Departments	11/12/2013	N/A
Associate Policy: Timekeeping	Remy M Franklin	LM813-143843		All	All Departments	1/24/2014	N/A
Associate Policy: Use of Company Assets	Remy M Franklin	MP913-105141		All	All Departments	12/5/2013	N/A
Associate Policy: Use of Company Owned Vehicles	Remy M Franklin	MP911-142838		All	All Departments	10/18/2013	N/A
Associate Policy: Use of E-Mail and Other Electronic Messaging Functions	Remy M Franklin	MP622-105548		All	All Departments	8/15/2014	N/A
Associate Policy: Victims of Violence or Crime Leave	Remy M Franklin	MP810-75615		All	All Departments	11/15/2012	N/A
Associate Policy: Visitors in the Workplace	Sharon X Ogawa-Shono	MP129-135825		All	All Departments	10/29/2013	N/A
Associate Policy: Workers' Compensation	Remy M Franklin	LM88-184034		All	All Departments	8/12/2014	N/A
Associate Policy: Working Hours and Pay Practices	Remy M Franklin	MP712-11205		All	All Departments	2/7/2014	N/A

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Associate Policy: Workplace Violence Prevention	Remy M Franklin	MP19-81853		All	All Departments	10/18/2013	N/A
Associate use of social media	Mike J Spasoff	SM810-142635		All	All Departments	11/12/2013	All
Automated External Defibrillators AED)	Afsoun Rahimian	RA430-134721	NE	HN Life, HNAZ, HNCA, HNCT, HNI, HNINY, HNNE, HNOR, HNPS	All Departments	7/28/2014	N/A
Board of Directors â€“ Perquisites, Special Payments, and Gifts and Entertainment	Lisa Eisen	MP45-145117		HNI	All Departments	2/12/2014	N/A
BOM & Kit Template Management	Shelly L Ferrel	FS829-13311		All	All Departments	6/25/2014	All
Broker of Record (BOR) Change - Member Initiated	Tammy M Brown	CT614-165512		HN Life, HNAZ, HNCA, HNOR	All Departments	3/10/2014	Medicare
CDS Database Special Mailing Requests	Shelly L Ferrel	FS1120-133222		All	All Departments	10/2/2013	All
Change Management Process	Mia S Terry-Samuels	TM225-174121		All	All Departments	4/4/2014	All
Check Request Policy	Rene X Turk	TR108-9343		HN Life, HNAZ, HNCA, HNFS, HNI, HNNE, HNOR, HNPS, MHN	All Departments	2/22/2014	N/A
Clinical Criteria for Medical (Utilization) Management Decisions	Jean V Serratore	WJ68-104821		HNAZ, HNCA, HNI, HNNE, HNOR, MHN	All Departments	1/15/2014	Dual Eligible, All
Clinical Practice Guideline Development	Jean V Serratore	WJ68-14530		HNI	All Departments	1/15/2014	All, Dual Eligible
CM00_Change Process Overview_SOP	Mia S Terry-Samuels	TM226-194932		All	All Departments	4/4/2014	All
CMS Data Use Attestation	Shelley X Axelson	MP94-75049	NE	HN Life, HNAZ, HNCA, HNFS, HNI, HNNE, HNOR, HNPS, MHN, MHN	All Departments	7/17/2013	Medicaid, Medicare, Medicare Advantage, Medicare Part D, Medi-Cal [more...]

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
				Govt. Srvs			
Commercial Compliance - Compliance Plan	Pamela L Gregg	GS720-15256		HN Life, HNAZ, HNCA, HNI, HNOR, HNPS, MHN	All Departments	3/25/2014	POS, Indemnity, EPO, Medicare Supplement, Commercial HMO, Commercial PPO
Commercial Compliance - Managing Responses to Regulator Compliance Communications	Pamela L Gregg	GS628-144551		HN Life, HNAZ, HNCA, HNI, HNOR, HNPS, MHN	All Departments	5/12/2014	Commercial, MBHO - Managed Behavioral Health Organization, EAP [more...]
Commercial Compliance - Monitoring and Oversight	Pamela L Gregg	GS628-151555		HN Life, HNAZ, HNCA, HNI, HNOR, HNPS, MHN	All Departments	9/2/2014	Commercial, MBHO - Managed Behavioral Health Organization, EAP [more...]
Commercial Compliance â€“ Issue Notification / Prompt Responses to Detected Offenses	Pamela L Gregg	GS628-153149		HN Life, HNAZ, HNCA, HNI, HNOR, HNPS, MHN	All Departments	5/27/2014	Commercial, MBHO - Managed Behavioral Health Organization, EAP [more...]
Commercial Compliance â€“ Regulator Audits & Regulator Corrective Action Plans	Pamela L Gregg	GS628-152435		HN Life, HNAZ, HNCA, HNI, HNOR, HNPS, MHN	All Departments	5/27/2014	Commercial, MBHO - Managed Behavioral Health Organization, EAP [more...]
Commercial Compliance: Corrective Action Plans	Pamela L Gregg	GP59-1149		HN Life, HNAZ, HNCA, HNI, HNOR, HNPS, MHN	All Departments	5/27/2014	Commercial, MBHO - Managed Behavioral Health Organization, EAP [more...]
Commercial Compliance: Escalation of Compliance Issues/Risks	Pamela L Gregg	GP56-15205		HN Life, HNAZ, HNCA, HNI, HNOR, HNPS, MHN	All Departments	5/6/2014	Indemnity, Commercial, MBHO - Managed Behavioral Health Organization, EAP [more...]
Commercial Customer Experience Reportable Issues Process	Natalie X Kaufmann	KN63-85824		Health Net Access, HN Life, HNAZ, HNCA, HNOR	All Departments	8/21/2014	HMO, Commercial, POS, PPO, IFP, Commercial HMO, Commercial PPO [more...]

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Consultations, Coding Variation	Melina B Begi	SK325-103048		HNCA, HNOR	All Departments	2/7/2014	Commercial
Corporate Compliance Internal Corrective Action Plans	Afrodite P Smith	SA927-14269		All	All Departments	6/11/2014	N/A
Coverage Gap Discount Program (CGDP) Payment Overview	Le C Nguyen	NL1211-135622		HN Life, HNAZ, HNCA, HNINY, HNOR	All Departments	12/20/2013	Medicare Part D
Covering Physicians	Karen M Ellington	PA1221-131914	W	HNAZ	All Departments	12/16/2013	HMO, Commercial, Medicare Advantage, POS, PPO
Creating Health Net Policies and Procedures	Afrodite P Smith	MP323-869		HN Life, HNAZ, HNCA, HNI, HNOR, HNPS	All Departments	1/17/2014	All
Cultural Competency Training	Diana M Carr	WN111-152953		HN Life, HNAZ, HNCA, HNCS, HNI, HNOR, MHN	All Departments	8/4/2014	Commercial, Medicare, Medicare Advantage, POS, PPO, IFP, Medi-Cal [more...]
Data Collection, Analysis and Reporting to Evaluate Special Needs Plan (SNP) Model of Care	Candace C Ryan	RC77-11317		HNAZ, HNCA, HNOR	All Departments	2/4/2014	Medicare Advantage Special Needs Plan
Developing Written and Web-Based Communication in Plain Language	April X Canetto	PV926-121241		HNAZ, HNCA, HNOR, MHN	All Departments	5/5/2014	Medi-Cal, Cal MediConnect, Medicare, Commercial (HMO/PPO/EPO/POS)
Dual Eligible Demonstration Physical Accessibility Review Survey (PARS) for Provider Sites (Attachment C)	Kelly R Kono	KK23-12433		HNCA, HNCS	All Departments	2/7/2014	Dual Eligible
Dual Enrollee Nondiscrimination Policy	Diane Sargent	SS44-14360		HNCA, HNCS, HNPS, MHN	All Departments	1/13/2014	Dual Eligible
Enrollee Rights and Responsibilities	Diane Sargent	SS45-1299		HNCA	All Departments	1/13/2014	Dual Eligible
Enterprise Process for SBC Fulfilment	Cecil J Woods	WC226-9591		HNAZ, HNCA, HNOR	All Departments	1/28/2014	Commercial
Evidence of Coverage (EOC) Fulfillment Process	Shelly L Ferrel	FS87-105957		HN Life, HNAZ, HNCA, HNFS, HNI, HNNE, HNOR, HNPS,	All Departments	8/19/2013	All

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
				MHN, MHN Govt. Srvs			
Facilities Standards and Policies	Afsoun Rahimian	RA49-135553		All	All Departments	8/18/2014	All
FEHBP Provider Sanctions Implementation Policy	Cecilia X Arrieta	TS127-152422		HN Life, HNAZ, HNCA, HNPS, MHN	All Departments	3/3/2014	HMO
First Aid Kit Inspection & Restocking	Shelly L Ferrel	FS1226-154829		HN Life, HNAZ, HNCA, HNI, HNNE, HNOR, HNPS	All Departments	11/11/2013	All
Focused Records Review Program	Melina B Begi	SK325-105628		HNCA, HNOR, HNAZ	All Departments	1/14/2014	All
Genetic Information Nondiscrimination	Afrodite P Smith	MS1120-94711		HN Life, HNAZ, HNCA, HNCT, HNI, HNINY, HNNE, HNOR, HNPS	All Departments	6/10/2014	HMO, Commercial, POS, PPO, IFP, EPO, AIM, Healthy Kids, Healthy Families [more...]
Governance Operational Request	Melina B Begi	SK1011-12545		HNAZ, HNCA, HNOR	All Departments	9/3/2014	All
Governance Plan Change Control Process	Melina B Begi	SK1011-132323	NW	HNAZ, HNCA, HNOR	All Departments	9/3/2014	All
Health Net Internal Audit Charter for Government Services Division	Geraldine T Gillen	GG129-101359		HNFS, MHN Govt. Srvs	All Departments	6/10/2013	All
Health Net Language Line Oversight	Christine X Martignoni	BV813-132148		All	All Departments	11/4/2013	All
Health Net Medicare Operations Language Line Requirements	Christine X Martignoni	BV423-12467		HNAZ, HNCA, HNOR	All Departments	9/2/2014	Medicare
Health Net Pharmaceutical Services - 2015 Medicare-Medicaid Long Term Care Pharmacy Transition Program	Donna M Lenhoff	LD527-141422		HNPS	All Departments	6/2/2014	Medicare-Medicaid
Health Net Pharmaceutical Services - Medicare-Medicaid Retail Transition Program	Donna M Lenhoff	LD527-9430		HNPS	All Departments	5/27/2014	Medicare-Medicaid

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Health Net Pharmaceutical Services 2015 Medicare Part D Long Term Care Pharmacy Transition Program	Donna M Lenhoff	LD527-112734		HNPS	All Departments	6/2/2014	Medicare Part D
Health Net Pharmaceutical Services Commercial On/Off Exchanges - Pharmacy Claims Processor Compliance	Katherine J Gumpert	GK94-10225		HNPS	All Departments	9/4/2013	Health Benefit Exchange, Commercial
Health Net Pharmaceutical Services Medicare-Medicaid - Pharmacy Claims Processor Compliance	Donna M Lenhoff	LD411-81954		HNPS	All Departments	5/16/2014	Medicare-Medicaid
Health Net Pharmaceutical Services Medicare-Medicaid Long Term Care Pharmacy Transition Program	Donna M Lenhoff	LD527-125534		HNPS	All Departments	5/27/2014	Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D - Long Term Care Pharmacy Transition Program	Donna M Lenhoff	BB128-135810		HNPS	All Departments	5/27/2014	Medicare Part D
Health Net Pharmaceutical Services Medicare Part D - Retail Transition Program	Donna M Lenhoff	BB117-155113		HNPS	All Departments	5/27/2014	Medicare Part D
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid - Coverage Determination for Payment - Letter Review, Testing and QA Process	Donna M Lenhoff	LD119-145228		HNPS	All Departments	8/14/2014	Medicare Part D, Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid - Excluded Provider/Pharmacy Process	Donna M Lenhoff	BB123-989		HNPS	All Departments	9/24/2013	Medicare Part D and Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid - First Tier Downstream and Related Entity Requirements	Donna M Lenhoff	LD52-151221		HNPS	All Departments	5/23/2014	Medicare Part D and Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid â€" End Stage Renal Disease Drug Coverage and ESRD EligibilityMaintenance Process	Donna M Lenhoff	LD14-103912		HNPS	All Departments	9/24/2013	Medicare Part D and Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid â€" Medicare Program Metrics Review	Donna M Lenhoff	LD53-101255		HNPS	All Departments	10/21/2013	Medicare Part D, Medicare-Medicaid

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Health Net Pharmaceutical Services Medicare Part D â€“ Fraud, Waste and Abuse (FWA) Training	Donna M Lenhoff	LD426-92322		HNPS	All Departments	8/29/2013	Medicare Part D, Medicare-Medicaid
Health Net Pharmaceutical Services Pharmacy Service Center Telephone Quality Assurance Process and Standards	Donna M Lenhoff	BB108-1438		HNPS	All Departments	6/12/2014	Medicaid, Medicare, Commercial, Medicare-Medicaid
Health Net Pharmacy Network Access	Catherine E Cole	CC34-91824		HNPS	All Departments	6/9/2014	Medicare Part D, Dual Eligible
HEALTH NET, INC. POLICY REGARDING COMMUNICATIONS WITH ANALYSTS, SECURITYHOLDERS AND OTHERS	Angelee F Bouchard	MP218-103951		HN Life, HNAZ, HNCA, HNFS, HNI, HNNE, HNOR, HNPS, MHN, MHN Govt. Srvs	All Departments	6/3/2014	N/A
HEALTH NET, INC. POLICY STATEMENT ON TRADING IN SECURITIES BY OFFICERS, DIRECTORS AND DESIGNATED ASSOCIATES AND RELATED COMPLIANCE MATTERS	Afrodite P Smith	MP218-113651		HN Life, HNAZ, HNCA, HNFS, HNI, HNNE, HNOR, HNPS, MHN, MHN Govt. Srvs	All Departments	8/8/2013	N/A
High Level Incident Management Work Flow	Shelly L Ferrel	FS125-133438		HN Life, HNAZ, HNCA, HNCS, HNCT, HNI, HNINY, HNNE, HNOR, HNPS, MHN [more...]	All Departments	12/17/2013	All
High Level Mail Stop Code Change Work Flow	Shelly L Ferrel	FS1211-134912		All	All Departments	1/2/2014	All
High Level Production Process Work Flow	Shelly L Ferrel	FS829-124936		All	All Departments	6/17/2014	All
HIPAA Policies -1.1 through 5.3	Shelley X Axelson	MP628-152752		HN Life, HNAZ, HNCA, HNFS, HNI, HNNE, HNOR, HNPS, MHN	All Departments	7/2/2013	HMO, Commercial, Medicaid, Medicare, Medicare Advantage, Medicare Part D [more...]
HNPS Network Pharmacy Communications Policy & Procedure	Rena M Vasile	BL125-132542		HNAZ, HNCA, HNI, HNOR,	All Departments	6/11/2014	ALL

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
				HNPS			
Hospital-Acquired Conditions Policy	Louba X Aaronson	TS517-11441		HNAZ, HNCA, HNOR	All Departments	12/9/2013	Commercial, HMO, Medicare, Medicare Advantage, POS, PPO, Indemnity, EPO [more...]
iHealth (iHT) Reason Code and ABS Disallow Codes	Melina B Begi	KN523-121129		HNAZ, HNCA, HNOR	All Departments	11/25/2013	All
Independent Review Entity (IRE) Quality Review of Effectuation Policy and Procedure	Christine X Martignoni	BV52-132648		HNAZ, HNCA, HNOR	All Departments	9/25/2013	Medicare
Insider Trading and Disclosure of Material Inside Information	Sharon X Ogawa-Shono	LM88-19330		All	All Departments	1/14/2014	N/A
Internal Audit Department Policy and Procedures (IAD Charter)	Geraldine T Gillen	MP38-75840		HN Life, HNAZ, HNCA, HNFS, HNI, HNNE, HNOR, HNPS, MHN, MHN Govt. Srvs	All Departments	7/12/2013	N/A
International Anti-Bribery Laws	Afrodite P Smith	MS210-165311		Health Net Access, HN Life, HNAZ, HNCA, HNCS, HNFS, HNI, HNNE, HNOR, HNPS [more...]	All Departments	2/11/2014	All
Interpreter Services	Diana M Carr	FD529-85329		Health Net Access	All Departments	7/24/2014	AHCCCS (AZ Medicaid)
Interpreter Services	Diana M Carr	HM326-193022		HN Life, HNAZ, HNCA, HNCS, HNI, HNOR	All Departments	7/24/2014	HMO, Commercial, Medicaid, Medicare, Medicare Advantage, Medicare Part D [more...]

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Issue Identification, Tracking, Escalation & Resolution â€" First Tier, Down Stream and Related Entities	Curt Nelson	MD45-124554	NE	HN Life, HNAZ, HNCA, HNOR	All Departments	3/18/2014	Medicare Advantage and Medicare Part D
Issue Identification, Tracking, Escalation & Resolution	Curt Nelson	MD321-154443	NE	HN Life, HNAZ, HNCA, HNOR	All Departments	3/18/2014	Medicare Advantage and Medicare Part D
IT Admin Rights Annual Qualification Procedure	Christopher Stephens	SC529-9176		All	All Departments	7/30/2014	All
IT Asset Management Exiting Associates Procedure	Christopher Stephens	SC529-93933		All	All Departments	7/30/2014	All
IT Asset Management New Associates Procedure	Christopher Stephens	SC529-135933		All	All Departments	7/30/2014	All
IT Asset Management Transferring Associates Procedure	Christopher Stephens	SC530-74434		All	All Departments	7/30/2014	All
IT Collection and Storage of Physical Software Media Procedure	Christopher Stephens	SC529-92934		All	All Departments	7/30/2014	All
IT Desktop License Transfer In Compliance With License Agreement Procedure	Christopher Stephens	SC529-93325		All	All Departments	7/30/2014	All
IT External Audit of Software Installation Procedure	Christopher Stephens	SC529-94513		All	All Departments	7/30/2014	All
IT Service Level Metric Team Ad Hoc Report Request Procedure	Randy C Linden	WP618-102143		All	All Departments	7/7/2014	All
IT Service Level Metric TeamCross Vendor (HN, CTS & IBM)Ticket Ownership Dispute Procedure	Randy C Linden	WP626-102859		All	All Departments	7/7/2014	All
IT Service Request for Software Removal Procedure	Christopher Stephens	SC529-14358		All	All Departments	7/30/2014	All
IT Software Approval and Updating of eBuyer Catalog Procedure	Christopher Stephens	SC530-73151		All	All Departments	7/30/2014	Commercial
IT Steady State Non Lease Equipment Procedure	Christopher Stephens	SC530-74119		All	All Departments	7/30/2014	Commercial
ITAM Advertised Programs Package Request Procedure	Christopher Stephens	SC529-92545		All	All Departments	7/30/2014	All
ITAM PIM - Health NetProcess Interface ManualAsset Management	Noah A Plaza	PN417-14226		All	All Departments	2/25/2014	N/A

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
ITG Disaster Recovery Plan Testing Policy & Procedure	Mia S Terry-Samuels	TM123-165415		All	All Departments	1/7/2014	All
Junk Fax Prevention	Shelley X Axelson	MP511-84739	NE	HN Life, HNAZ, HNCA, HNFS, HNI, HNNE, HNOR, HNPS, MHN	All Departments	7/2/2013	Commercial, HMO, Medicaid, Medicare, Medicare Advantage, Medicare Part D [more...]
KIM (Kit Information Management) BOM Error Correction	Shelly L Ferrel	FS1120-75820		All	All Departments	2/17/2014	All
Language Assistance Program	Diana M Carr	OM617-134632		HN Life, HNAZ, HNCA, HNI, HNOR	All Departments	7/24/2014	Commercial HMO, PPO, POS, Medicare Advantage, Medicare [more...]
Links to Web-based applications	Mike J Spasoff	SM918-125037	N/A	HN Life, HNAZ, HNCA, HNFS, HNI, HNNE, HNOR, HNPS, MHN, MHN Govt. Srvs	All Departments	12/2/2013	N/A
Marketing Guidelines for PHI Security	Thuy W Cardiel	CT113-10532	NW	HN Life, HNAZ, HNCA, HNCT, HNI, HNOR	All Departments	9/3/2013	All
Medi-Cal PCP Facility Site & Medical Record Review Process	Kelly R Kono	KK118-141356		HNCA, HNCS	All Departments	4/3/2014	Medi-Cal, Dual Eligible
Medi-Cal Physical Accessibility Review Survey for Provider Sites that Serve Seniors and Persons with Disabilities	Kelly R Kono	KK118-141633		HNCA, HNCS	All Departments	7/29/2014	Medi-Cal
Medicaid Compliance-Managing Health Net Medicaid Programs Issue Write-ups	Komsan X Sem	SK329-11332		All	All Departments	5/15/2014	Medi-Cal
Medicaid Compliance - Effective Lines of Communication	Alejandra Q Clyde	CA524-13470		HNCA, HNCS, HNI, HNPS	All Departments	7/16/2014	Medi-Cal
Medicaid Compliance - Monitoring and Auditing	Daria V Baker	CA65-172513		HNCA, HNCS, HNI, HNPS	All Departments	7/16/2014	Medi-Cal
Medicaid Compliance Department - External Audits by DHCS, DMHC, or Subcontractors	Daria V Baker	ED423-165349		HNCA, HNCS, HNPS	All Departments	6/23/2014	Medi-Cal

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Medicaid Compliance Intranet Website Maintenance	Komsan X Sem	SK715-105335		HNCA	All Departments	6/16/2014	Medi-Cal
Medicaid Compliance Oversight	Deanna L Eaves	ED423-163140		HNCA, HNCS, HNPS	All Departments	5/29/2014	Medi-Cal
Medicaid Compliance â€“ Prompt Response to Detected Offenses	Deanna L Eaves	ED422-95546		HNCA, HNCS	All Departments	9/30/2013	Medicaid
Medicaid Compliance: California Medi-Cal Compliance Plan	Alejandra Q Clyde	CA523-124316		HNCA, HNCS, HNPS	All Departments	6/27/2014	Medi-Cal
Medicaid Compliance: Compliance Officer and California Medi-Cal Compliance Committee	Alejandra Q Clyde	CA523-165421		HNCA, HNCS, HNPS	All Departments	7/25/2014	Medi-Cal
Medicaid Compliance: Enforcement of Standards	Alejandra Q Clyde	CA65-152517		HNCA, HNCS, HNI, HNPS	All Departments	7/25/2014	Medi-Cal
Medicaid Compliance: Training and Education	Alejandra Q Clyde	CA65-1894		HNCA, HNCS, HNI, HNPS	All Departments	7/25/2014	Medi-Cal
Medicaid Compliance: Written Policies and Procedures and Standards of Conduct	Alejandra Q Clyde	CA524-12335		HNCA, HNCS, HNPS	All Departments	6/27/2014	Medi-Cal
Medicaid Third Party Liability (TPL) State Reporting Requirements	Perry D Beals	BP130-141359		HN Life, HNI, MHN	All Departments	5/15/2014	All
Medical Record Confidentiality and Release of Information	Kelly R Kono	KK47-102834		HNCA	All Departments	6/25/2014	All
Medical Records Documentation Standards	Kelly R Kono	KK47-121230		HNCA	All Departments	6/25/2014	HMO, Commercial, Medicare, Medicare Advantage, POS, PPO, EPO, AIM [more...]
Medicare Advantage (MA) and Medicare Advantage with Prescription Drug (MAPD)	Celina X Hanna	SG1217-8381		HN Life, HNAZ, HNCA, HNOR	All Departments	7/9/2014	Medicare
Medicare Advantage (MA) and Part D Marketing Material Obsolescence	Celina X Hanna	SG1217-161932		HN Life, HNAZ, HNCA, HNOR	All Departments	7/10/2014	Medicare
Medicare Advantage (MA) and Part D Marketing Material Post Production Quality Maintenance	Celina X Hanna	SG1217-161420		HN Life, HNAZ, HNCA, HNOR	All Departments	7/10/2014	Medicare

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Medicare Advantage (MA) Marketing Material Pre-Production Quality Review	Joel X Gomez	HD720-113333	NW	HNAZ, HNCA, HNOR, HNPS, MHN	All Departments	7/8/2014	Medicare
Medicare Compliance - Auditing by CMS or its Designee	Sheryl D Pessah	HR328-152533		HN Life, HNAZ, HNCA, HNCS, HNI, HNOR, HNPS, MHN	All Departments	8/22/2014	Medicare Advantage and Medicare Part D, Dual Eligible
Medicare Compliance - Compliance Contact Responsibilities	Jennifer Evans	EJ510-95855		HN Life, HNAZ, HNCA, HNNE, HNOR, HNPS	All Departments	11/1/2013	Medicare Advantage, Medicare Part D
Medicare Compliance - Effective Lines of Communication	Laetitia X Mayman	HR329-81145		HN Life, HNAZ, HNCA, HNCS, HNI, HNOR, HNPS, MHN	All Departments	9/4/2013	Medicare Advantage and Medicare Part D, Dual Eligible
Medicare Compliance - Managing Compliance Actions and CMS Enforcement Notices	Jennifer Evans	EJ56-75725		HN Life, HNAZ, HNCA, HNI, HNNE, HNOR, HNPS	All Departments	9/25/2013	Medicare Advantage, Medicare Part D
Medicare Compliance â€“ Prompt Response to Detected Offenses	Laetitia X Mayman	EJ44-83932		HN Life, HNAZ, HNCA, HNCS, HNI, HNOR, HNPS, MHN	All Departments	9/11/2013	Dual Eligible, Medicare Advantage and Medicare Part D
Medicare Compliance: Enforcement of Standards	Laetitia X Mayman	HR329-83126		HN Life, HNAZ, HNCA, HNCS, HNI, HNOR, HNPS, MHN	All Departments	9/4/2013	Dual Eligible, Medicare Advantage and Medicare Part D
Medicare Compliance: Escalation of Compliance Issues	Sheryl D Pessah	SN37-112439		HN Life, HNAZ, HNCA, HNCS, HNI, HNOR, HNPS	All Departments	4/3/2014	Medicare Advantage, Medicare Part D, Dual Eligible
Medicare Compliance: First Tier, Downstream & Related Entity (FDR) Oversight	Jennifer MacLean	PS525-121843		HN Life, HNAZ, HNCA, HNCS, HNI, HNOR, HNPS, MHN	All Departments	4/14/2014	Medicare Advantage and Medicare Part D, Dual Eligible
Medicare Compliance: Monitoring and Auditing	Laetitia X Mayman	HR810-84520		HN Life, HNAZ, HNCA, HNCS, HNI, HNOR,	All Departments	9/4/2013	Medicare Advantage and Medicare Part D, Dual Eligible

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
				HNPS, MHN			
Medicare Compliance: Monitoring Medicare Part D Program Administration	Jessica A Warshaw	CA913-142334		HN Life, HNAZ, HNCA, HNCS, HNI, HNOR, HNPS	All Departments	2/4/2014	Medicare Part D, Medicare Advantage, Dual Eligible
Medicare Compliance: Part C and D Data Reporting Outlier Notices	Heather M Milam	PS325-152057		HNAZ, HNCA, HNCS, HNI, HNOR, HNPS	All Departments	7/17/2013	Medicare Advantage and Medicare Part D, Dual Eligible
Medicare Compliance: Part C and D Data Reporting Submission	Heather M Milam	PS325-15215		HN Life, HNAZ, HNCA, HNCS, HNI, HNOR, HNPS	All Departments	7/1/2013	Dual Eligible, Medicare Advantage and Medicare Part D
Medicare Compliance: Training and Education	Laetitia X Mayman	HR329-83615		HN Life, HNAZ, HNCA, HNCS, HNI, HNOR, HNPS, MHN	All Departments	9/4/2013	Medicare Advantage and Medicare Part D, Dual Eligible
Medicare Part C Appeals Data Reporting	Daniel G Middaugh	SD731-101415		HN Life, HNAZ, HNCA, HNOR	All Departments	7/21/2014	Medicare Advantage, Medicare, Medicare Advantage PPO [more...]
Medicare Part C Grievances Data Reporting	Daniel G Middaugh	SD731-95222		HN Life, HNAZ, HNCA, HNOR	All Departments	7/21/2014	Medicare, Medicare Advantage, Medicare Advantage PPO [more...]
Medicare Part D Appeals Data Reporting	Daniel G Middaugh	SD314-122744		HN Life, HNAZ, HNCA, HNOR	All Departments	7/21/2014	Medicare, Medicare Advantage, Medicare Part D, Medicare Advantage PPO [more...]
Medicare Part D Grievances Data Reporting	Daniel G Middaugh	SD314-122741		HN Life, HNAZ, HNCA, HNOR	All Departments	7/22/2014	Medicare Advantage, Medicare Part D, Medicare, Medicare Advantage HMO [more...]

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Medicare Programs: Compliance Element I Written Policies and Procedures and Standards of Conduct	Laetitia X Mayman	PS729-65015		HN Life, HNAZ, HNCA, HNCS, HNI, HNOR, HNPS	All Departments	8/26/2014	Medicare Advantage and Medicare Part D, Dual Eligible
Medicare Programs: Compliance Element II Compliance Officer and Compliance Committee	Laetitia X Mayman	HR328-133757		HN Life, HNAZ, HNCA, HNCS, HNI, HNOR, HNPS	All Departments	8/26/2014	Medicare Advantage and Medicare Part D, Dual Eligible
Medicare Programs: Medicare Compliance Plan	Laetitia X Mayman	HR328-1543		HN Life, HNAZ, HNCA, HNI, HNOR, HNPS	All Departments	7/7/2014	Medicare Advantage and Medicare Part D
Medication Error Reporting and Tracking	Kathleen Day	DK127-12150		HN Life, HNAZ, HNCA, HNCT, HNI, HNINY, HNNE, HNOR, HNPS, MHN	All Departments	6/4/2014	All
Meetings and Events Expenditures/Taxation (Associate and Broker Related Expenses)	Lisa Eisen	MP715-14557	NE	HN Life, HNAZ, HNCA, HNFS, HNI, HNNE, HNOR, HNPS, MHN, MHN Govt. Srvs	All Departments	11/1/2013	HMO, Commercial, Medicaid, Medicare, Medicare Advantage, Medicare Part D [more...]
Member Notification - Unqualified Brokers	Yolanda M Marino	CT610-15723		HN Life, HNAZ, HNCA, HNOR	All Departments	11/4/2013	Medicare
Member Rights and Responsibilities Statements	Blanca X Becerra	BB86-9306		HNAZ, HNCA	All Departments	7/11/2014	CA Commercial HMO, POS, PPO, IFP, EPO, Exchange HMO, Exchange PPO [more...]
Missed Appointments (No-shows)	Karen M Ellington	PA1221-121523	W	HNAZ	All Departments	11/19/2013	HMO, Commercial, Medicare Advantage, POS, PPO
Mobile Device Request Process	Mia S Terry-Samuels	TM1120-183018		All	All Departments	7/18/2014	All
Monitoring of Individuals and Entities Sanctioned or Excluded from Participation by the Government	Afrodite P Smith	MP95-65755		All	All Departments	12/13/2013	HMO, Commercial, Medicaid, Medicare, Medicare Advantage,

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
							Medicare Part D [more...]
Monthly Website Review and Attestation	Timothy X Iannetta	IT1025-112332		HNAZ, HNCA, HNOR, HNPS	All Departments	1/15/2014	Medicare Advantage, Medicare, Medicare Part D
Multi-Function Device (MFD) Enhanced Lock Print (ELP)	Afsoun Rahimian	RA49-15412		All	All Departments	4/7/2014	N/A
National Pharmacy and Therapeutics Committee 2014	Cathrine V Misquitta	MC613-10318		HNPS	All Departments	6/4/2014	All
New Year Go Live Medicare Issue Escalation Process	Christine X Martignoni	WE27-11323		HNAZ, HNCA, HNOR	All Departments	2/18/2014	All
Non-Member Removal Requests from Marketing Promotions	Florence X Wong	MA428-102043		HNAZ, HNCA, HNOR	All Departments	1/21/2014	Medicare Advantage and Medicare Part D
Non-Production Systems Data Recovery for Electronic Media	Mia S Terry-Samuels	TM85-10324		HNI	All Departments	8/5/2014	N/A
Notification to Members When Pharmacy Removed From Network	Catherine E Cole	CC324-115612		HNPS	All Departments	7/2/2014	Medicare Part D, Dual Eligible
Obsolescence Processing Work Flow	Shelly L Ferrel	FS829-13951		All	All Departments	9/9/2013	All
Offshore Subcontracting Attestation Review and Submission via HPMS	Jennifer MacLean	BW15-151210		HN Life, HNAZ, HNCA, HNCS, HNI, HNOR, HNPS	All Departments	3/13/2014	Medicare Advantage and Medicare Part D, Dual Eligible
Part D Prescription Drug Event (PDE) P2P Reconciliation	Le C Nguyen	NL117-14846	NE	HN Life, HNAZ, HNCA, HNINY, HNOR	All Departments	7/15/2014	Medicare Part D
Pharmacy Claims Processor Oversight	Virginia E White	WV27-17252		HNPS	All Departments	8/2/2013	All
Pharmacy Minimum Standards Language	Catherine E Cole	CC521-12023		HNPS	All Departments	7/2/2014	Commercial, Medicaid, Medicare, Medicare Advantage, Medicare Part D [more...]
PHI/PII Prohibited in Remedy Tickets	Bonnie W Lam	WN31-135635	N/A	HN Life, HNAZ, HNCA, HNCT, HNFS, HNI,	All Departments	8/25/2014	N/A

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
				HNINY, HNNE, HNOR, HNPS, MHN [more...]			
Prohibition of Storing Protected Health Information (PHI) on the CorpShare Drive	Shelley X Axelson	MP109-1137	NE	HN Life, HNAZ, HNCA, HNFS, HNI, HNNE, HNOR, HNPS, MHN, MHN Govt. Srvs	All Departments	7/2/2013	N/A
Provider Compliance with Patient Self Determination Act	Kelly R Kono	KK47-14207		HNCA	All Departments	6/25/2014	HMO, Commercial, Medicaid, Medicare, Medicare Advantage, POS, PPO [more...]
Provider Fraud, Waste and Abuse Training	Catherine E Cole	CC1210-93348		HNPS	All Departments	12/11/2013	Medicare Part D, Dual Eligible
Purchasing Policy	Rene X Turk	TR829-14017		HN Life, HNAZ, HNCA, HNI, HNOR, HNPS, MHN	All Departments	3/12/2014	N/A
Quality Improvement Program Provider Participation and Update Process	Kelly R Kono	KK726-123246		HNCA	All Departments	9/3/2013	Medi-Cal
Quality Improvement/Corrective Action Development Policy	Angela N Kuba	BV221-135638		All	All Departments	6/2/2014	All
Records and Information Management (RIM) Policy (BUSINESS CONFIDENTIAL â€“ FOR INTERNAL USE ONLY)	Pamela S Willis	WP816-122946		Health Net Access, HN Life, HNAZ, HNCA, HNCS, HNCT, HNI, HNINY, HNNE [more...]	All Departments	6/2/2014	All
Regulatory Requests Policy and Procedure	Christine X Martignoni	BV418-154858		HNAZ, HNCA, HNOR	All Departments	2/11/2014	All
Related Party Transactions	Afrodite P Smith	MP710-131617		HN Life, HNAZ, HNCA, HNFS, HNI, HNNE, HNOR, HNPS, MHN, MHN	All Departments	8/8/2013	N/A

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
				Govt. Srvs			
Report Request Process	Christine X Martignoni	MC78-10719		HNAZ, HNCA, HNOR	All Departments	10/2/2013	All
Reportable Issues Process	Christine X Martignoni	WE27-142847		HNAZ, HNCA, HNOR	All Departments	7/11/2014	Medicare, Medicaid
Reporting of Payments to Labor Organization Officers and Employees	Irene X Sandoval	MP723-955	NE	HNI	All Departments	11/6/2013	N/A
Required Training for Special Needs Plan (SNP) Model of Care	Candace C Ryan	RC77-91119		HNAZ, HNCA, HNOR	All Departments	7/17/2014	Medicare Advantage Special Needs Plans
Satellite Telephones	Marianne Acosta	MS128-114610		HN Life, HNAZ, HNCA, HNFS, HNI, HNNE, HNOR, HNPS, MHN, MHN Govt. Srvs	All Departments	8/5/2014	All
SBC Tracking and Reporting	Cecil J Woods	WC311-102327		HNAZ, HNCA, HNOR	All Departments	1/28/2014	Commercial
Selection, Design, and Implementation of Quality Improvement Projects	Kelly R Kono	KK726-101544		HNCA	All Departments	8/27/2014	Medi-Cal
Signature Authority Policy	Rene X Turk	MP1022-131643		HN Life, HNAZ, HNCA, HNFS, HNI, HNNE, HNOR, HNPS, MHN, MHN Govt. Srvs	All Departments	7/24/2014	N/A
Site Point of Contact (SPOC) Process	Connie E Shaffer	SC510-104352		All	All Departments	11/21/2013	All
Special Professional Associate Policy: Accounting and Recordkeeping	Sharon X Ogawa-Shono	OS1116-84621		MHN Govt. Srvs	All Departments	11/21/2013	N/A
Special Professional Associate Policy: Administrative Pay Corrections	Sharon X Ogawa-Shono	SS1112-95553		MHN Govt. Srvs	All Departments	1/23/2014	N/A

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Special Professional Associate Policy: Alcohol and Drug Misuse	Remy M Franklin	SS1112-95619		MHN Govt. Srvs	All Departments	7/2/2014	N/A
Special Professional Associate Policy: Bridging of Service	Sharon X Ogawa-Shono	OS1114-144915		All	All Departments	1/27/2014	N/A
Special Professional Associate Policy: California Family Military Leave of Absence	Sharon X Ogawa-Shono	SS1112-95346		MHN Govt. Srvs	All Departments	11/15/2012	N/A
Special Professional Associate Policy: Cell Phone Use	Sharon X Ogawa-Shono	SS1112-95652		MHN Govt. Srvs	All Departments	11/20/2013	N/A
Special Professional Associate Policy: Confidentiality of Company Information	Sharon X Ogawa-Shono	SS1112-9577		MHN Govt. Srvs	All Departments	11/18/2013	N/A
Special Professional Associate Policy: Conflicts of Interest	Sharon X Ogawa-Shono	SS1112-95721		MHN Govt. Srvs	All Departments	4/23/2014	N/A
Special Professional Associate Policy: Corporate Compliance Programs and Other Required Training	Sharon X Ogawa-Shono	SS1112-94318		MHN Govt. Srvs	All Departments	12/4/2013	N/A
Special Professional Associate Policy: Corporate Opportunities	Sharon X Ogawa-Shono	SS1112-94447		MHN Govt. Srvs	All Departments	11/18/2013	N/A
Special Professional Associate Policy: Dealing with the Government	Sharon X Ogawa-Shono	HL1112-124849		MHN Govt. Srvs	All Departments	12/10/2013	N/A
Special Professional Associate Policy: Designation of Chief Compliance Officers and Obligation of Associates to Support the Compliance Mission	Sharon X Ogawa-Shono	SS1112-94822		MHN Govt. Srvs	All Departments	11/18/2013	N/A
Special Professional Associate Policy: Employment at Will	Sharon X Ogawa-Shono	SS1112-94845		MHN Govt. Srvs	All Departments	12/12/2013	N/A
Special Professional Associate Policy: Employment of Foreign Nationals	Sharon X Ogawa-Shono	SS1112-9496		MHN Govt. Srvs	All Departments	1/8/2014	N/A
Special Professional Associate Policy: Equal Employment and Affirmative Action	Remy M Franklin	NK1112-94328		MHN Govt. Srvs	All Departments	5/19/2014	N/A
Special Professional Associate Policy: Fair Dealing	Sharon X Ogawa-Shono	NK1112-94410		MHN Govt. Srvs	All Departments	11/21/2013	N/A
Special Professional Associate Policy:	Remy M	NK1112-94513		MHN Govt. Srvs	All	3/3/2014	N/A

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Holiday Pay	Franklin				Departments		
Special Professional Associate Policy: In Memoriam	Sharon X Ogawa-Shono	NK1112-94811		MHN Govt. Srvs	All Departments	1/27/2014	N/A
Special Professional Associate Policy: Inclement Weather / Hazardous Conditions	Remy M Franklin	NK1112-94437		MHN Govt. Srvs	All Departments	4/2/2014	N/A
Special Professional Associate Policy: Information Security	Sharon X Ogawa-Shono	NK1112-94528		MHN Govt. Srvs	All Departments	1/8/2014	N/A
Special Professional Associate Policy: Insider Trading & Disclosure of Material Inside Information	Sharon X Ogawa-Shono	OS93-112455		All	All Departments	1/14/2014	N/A
Special Professional Associate Policy: Internal Consideration and Job Posting	Sharon X Ogawa-Shono	NK1112-94754		MHN Govt. Srvs	All Departments	11/20/2013	N/A
Special Professional Associate Policy: Jury Duty and Voting	Sharon X Ogawa-Shono	OS1113-113737		MHN Govt. Srvs	All Departments	1/27/2014	N/A
Special Professional Associate Policy: Military/ Reserve Peace Officer/Emergency Duty Leave of Absence	Sharon X Ogawa-Shono	SS1112-95323		MHN Govt. Srvs	All Departments	11/15/2012	N/A
Special Professional Associate Policy: Open Door and Problem Resolution	Sharon X Ogawa-Shono	NK1112-94828		MHN Govt. Srvs	All Departments	11/20/2013	N/A
Special Professional Associate Policy: Performance Improvement	Sharon X Ogawa-Shono	NK1112-94845		MHN Govt. Srvs	All Departments	12/10/2013	All
Special Professional Associate Policy: Personnel Records and Access to Records	Remy M Franklin	NK1112-9460		MHN Govt. Srvs	All Departments	12/11/2013	N/A
Special Professional Associate Policy: PHI/PII Prohibited in Remedy Tickets	Bonnie W Lam	NK1112-94625		MHN Govt. Srvs	All Departments	8/25/2014	N/A
Special Professional Associate Policy: Political Activities	Remy M Franklin	NK1112-94642		MHN Govt. Srvs	All Departments	12/16/2013	N/A
Special Professional Associate Policy: Preventing and Detecting Fraud, Waste and Abuse of Government Programs	Remy M Franklin	NK1112-94658		MHN Govt. Srvs	All Departments	2/19/2014	N/A

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Special Professional Associate Policy: Privacy in the Workplace	Remy M Franklin	NK1112-94710		MHN Govt. Srvs	All Departments	12/16/2013	N/A
Special Professional Associate Policy: Prohibition Against Sexual Harassment and Other Workplace Harassment	Sharon X Ogawa-Shono	NK1112-94724		MHN Govt. Srvs	All Departments	12/10/2013	N/A
Special Professional Associate Policy: Proof of Right to Work in the United States	Remy M Franklin	SS1112-94958		MHN Govt. Srvs	All Departments	5/9/2014	N/A
Special Professional Associate Policy: Reasonable Accommodation Policy	Sharon X Ogawa-Shono	SS1112-9542		MHN Govt. Srvs	All Departments	11/15/2012	N/A
Special Professional Associate Policy: Release of Information on Associates and Former Associates	Remy M Franklin	SS1112-95142		MHN Govt. Srvs	All Departments	12/16/2013	N/A
Special Professional Associate Policy: Reporting and Investigating Violations / Non-Retaliation	Remy M Franklin	SS1112-9523		MHN Govt. Srvs	All Departments	6/10/2014	N/A
Special Professional Associate Policy: Requests for Information from Outside Parties	Sharon X Ogawa-Shono	OS1113-104819		MHN Govt. Srvs	All Departments	1/27/2014	N/A
Special Professional Associate Policy: Selection and Placement	Remy M Franklin	SS1112-95014		MHN Govt. Srvs	All Departments	12/10/2013	N/A
Special Professional Associate Policy: Separation of Employment	Remy M Franklin	SS1112-95245		MHN Govt. Srvs	All Departments	12/16/2013	N/A
Special Professional Associate Policy: Sick Leave	Remy M Franklin	SS1112-95032		MHN Govt. Srvs	All Departments	8/5/2014	N/A
Special Professional Associate Policy: Smoking	Remy M Franklin	DY1112-111737		MHN Govt. Srvs	All Departments	4/2/2014	N/A
Special Professional Associate Policy: Solicitation, Distribution and Posting	Remy M Franklin	DY1113-84230		MHN Govt. Srvs	All Departments	12/16/2013	N/A
Special Professional Associate Policy: Special Restrictions with Respect to Government Employees and Public Officials	Remy M Franklin	DY1113-94547		MHN Govt. Srvs	All Departments	12/16/2013	N/A
Special Professional Associate Policy:	Remy M	DY1112-		MHN Govt. Srvs	All	12/16/2013	N/A

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Standards of Conduct	Franklin	131333			Departments		
Special Professional Associate Policy: Standards of Dress	Remy M Franklin	DY1112-151042		MHN Govt. Srvs	All Departments	5/9/2014	N/A
Special Professional Associate Policy: Statutory Medical and Family Care Leave of Absence	Sharon X Ogawa-Shono	SS1112-9534		MHN Govt. Srvs	All Departments	11/15/2012	N/A
Special Professional Associate Policy: Subpoena Process and Request for Employment Records	Sharon X Ogawa-Shono	OS1112-15953		MHN Govt. Srvs	All Departments	12/10/2013	N/A
Special Professional Associate Policy: Timekeeping	Remy M Franklin	DY1112-134737		MHN Govt. Srvs	All Departments	2/4/2014	N/A
Special Professional Associate Policy: Use of Company Assets	Remy M Franklin	FR1112-13642		MHN Govt. Srvs	All Departments	12/5/2013	
Special Professional Associate Policy: Use of Company Owned Vehicles	Remy M Franklin	FR1112-131513		MHN Govt. Srvs	All Departments	12/16/2013	N/A
Special Professional Associate Policy: Use of E-mail and Other Electronic Messaging Functions	Remy M Franklin	FR1112-131925		MHN Govt. Srvs	All Departments	8/15/2014	N/A
Special Professional Associate Policy: Victims of Violence or Crime Leave	Sharon X Ogawa-Shono	OS1211-104748		MHN Govt. Srvs	All Departments	11/15/2012	N/A
Special Professional Associate Policy: Visitors in the Workplace	Sharon X Ogawa-Shono	FR1114-91443		MHN Govt. Srvs	All Departments	10/29/2013	N/A
Special Professional Associate Policy: Workers' Compensation	Sharon X Ogawa-Shono	OS1119-105241		MHN Govt. Srvs	All Departments	11/15/2012	N/A
Special Professional Associate Policy: Working Hours and Pay Practices	Sharon X Ogawa-Shono	OS1113-102210		MHN Govt. Srvs	All Departments	11/20/2013	N/A
Special Professional Associate Policy: Workplace Violence Prevention	Sharon X Ogawa-Shono	OS1113-103124		MHN Govt. Srvs	All Departments	12/10/2013	N/A
Specialty Pharmacy Advisory Committee (SPAC) Roles and Responsibilities	Donna M Lenhoff	BB331-104727		HNPS	All Departments	2/12/2014	All

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Standards for Medical Records Documentation	Kelly R Kono	KK78-15747		HN Life, HNAZ, HNCA, HNOR	All Departments	2/14/2014	HMO, Commercial, Medicare, Medicare Advantage, POS, PPO, EPO, AIM [more...]
Statutory Reporting Unit Policies and Procedures	Cynthia Pera	PC65-9122		All	All Departments	2/3/2014	See attached
Summary of Benefits and Coverage Creation Process	Jesse X Foster	WC226-93242		HNAZ, HNCA, HNOR	All Departments	11/1/2013	Commercial
Technology Assessment Policy	Jean V Serratore	WJ68-14859		HNI	All Departments	1/15/2014	Dual Eligible, All
Third Party Information Security and Privacy Assessment and Oversight	Shelley X Axelson	KL819-125014	NE	HN Life, HNAZ, HNCA, HNCT, HNFS, HNI, HNINY, HNNE, HNOR, HNPS, MHN [more...]	All Departments	10/1/2013	All
Tiered Vendor Governance Framework	Jamie X Babby	BJ1112-10417		HN Life, HNAZ, HNCA, HNI, HNOR, HNPS, MHN	All Departments	11/14/2013	N/A
Tracking Medicare Sales Allegations	Curt Nelson	TR56-134432		HNAZ, HNCA, HNI, HNOR, HNPS	All Departments	6/11/2014	Medicare, Medicare Advantage, Medicare Part D
Translation of Medicare Sales and Member Materials	Timothy X Iannetta	SG1217-162356		HN Life, HNAZ, HNCA, HNCT, HNI, HNOR	All Departments	10/18/2012	Medicare
Translation of Written Member Informing Materials	April X Canetto	LW723-124352		Health Net Access	All Departments	11/8/2013	Access
Translation of Written Member Informing Materials	Diana M Carr	HM326-20831		HN Life, HNAZ, HNCA, HNCS, HNI, HNOR	All Departments	8/4/2014	HMO, PPO, POS, Medi-Cal, Medicare Advantage, Medicare Part D, Medi-Cal [more...]
Translation Services- Alternate Formats	Diana M Carr	WN111-144835		HN Life, HNAZ, HNCA, HNCS, HNI, HNOR	All Departments	7/24/2014	Medicare, Medi-Cal, PPO, HMO, HNAZ, HNOR, HNWA
Translation Services-Alternate Formats	Diana M Carr	FD1011-91657		Health Net	All	12/9/2013	AHCCCS (AZ

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
				Access	Departments		Medicaid)
Travel and Business Expense Policy	Deelayna L Manski	MP1211-122858		HN Life, HNAZ, HNCA, HNFS, HNI, HNNE, HNOR, HNPS, MHN, MHN Govt. Srvs	All Departments	6/2/2014	N/A
Updating the Health Net Contact List and Organization Data in HPMS	Eva Y Lo	LE42-105048		HNI	All Departments	4/15/2014	Medicare, Medicare Advantage, Medicare Part D, Dual Eligible
Vendor Escalation Policy - Governance Based	Sudesh X Sharma	SS1217-82733		HN Life, HNAZ, HNCA, HNI, HNOR, HNPS, MHN	All Departments	12/17/2013	N/A
Vendor Escalation Policy - Issue Based	Sudesh X Sharma	SS1122-134346		HN Life, HNAZ, HNCA, HNI, HNOR, HNPS, MHN	All Departments	12/17/2013	N/A
Vendor Press Releases	Lori A Hillman	HL713-142014		HN Life, HNAZ, HNCA, HNFS, HNI, HNNE, HNOR, HNPS, MHN	All Departments	8/20/2013	Commercial, Medicaid, Medicare, Medicare Advantage, Outlook [more...]
Workstation Placement Guidelines	Mia S Terry-Samuels	DR116-92155		HN Life, HNAZ, HNCA, HNFS, HNI, HNNE, HNOR, HNPS, MHN, MHN Govt. Srvs	All Departments	5/29/2014	N/A
Appeals and Grievances (A&G) Evaluation Procedure Final Letter Review	Elena L Wisner	LV810-155712		HNAZ, HNCA, HNOR	Appeals and Grievances (Member), Appeals and Grievances (Member) [more...]	9/25/2013	Medicare

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Policies & Procedures: P&P Creation & Maintenance	Elena L Wisner	LV89-153012		HNAZ, HNCA, HNOR	Appeals and Grievances (Member), Appeals and Grievances (Member) [more...]	6/3/2014	Commercial, Medicaid, Medicare Advantage, Medicare Part D [more...]
SHP Reporting Guidelines	Daniel G Middaugh	SD523-12586		HNAZ, HNCA	Appeals and Grievances (Member), Appeals and Grievances (Member)	10/25/2013	Medicaid
CTS BPO - Invoicing Process Policy & Procedure	Renne A Ochoa	OR823-9287		HN Life, HNAZ, HNCA, HNNE, HNOR, MHN	Appeals and Grievances (Member), Claims, Member Services, Membership [more...]	7/2/2013	Commercial, Medicare, SHP, Medi-Cal
AHCCCS - Managing the Loss of a Key Provider/Material Network Change	Karen M Ellington	PA419-52214		Health Net Access	Appeals and Grievances (Member), Compliance, Credentialing [more...]	7/1/2014	AHCCCS (AZ Medicaid)
AHCCCS - Provider Performance Issues and Non-Compliance	Karen M Ellington	PA421-142644		Health Net Access	Appeals and Grievances (Member), Compliance, Credentialing [more...]	7/1/2014	AHCCCS (AZ Medicaid)
Follow-up on Quality of Care Concerns	Sue L Fischer	FB222-13540		HN Life, HNAZ, HNCA, HNOR	Appeals and Grievances (Member), Credentialing,	11/18/2013	Commercial, Medicare Advantage, Indemnity, IFP, EPO, Medi-Cal [more...]

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
					Medical Management		
Peer Review Committee	Elizabeth E Rivas	FS312-9658		HN Life, HNAZ, HNCA, HNOR	Appeals and Grievances (Member), Credentialing, Medical Management	12/30/2013	HMO, Commercial, Medicaid, Medicare, Medicare Advantage, POS, PPO [more...]
NCQA File Review Policy and Procedure	Vandana X Massey	WA107-143132		HNAZ, HNCA, HNI, HNOR, HNPS, MHN	Appeals and Grievances (Member), Credentialing, Program Accreditation [more...]	7/28/2014	Medi-Cal(Health Net Community Solutions), Commercial HMO/POS [more...]
MHN P&P - Exempt Grievance	Viola Lo	CS724-93418		MHN	Appeals and Grievances (Member), Customer Service	6/17/2014	Commercial PPO, Commercial HMO, Healthy Kids, AIM, Healthy Families, IFP [more...]
AHCCCS Follow up Quality of Care Concerns	Sue L Fischer	FS79-73046		Health Net Access	Appeals and Grievances (Member), Medical Management, Quality Management	8/14/2014	AHCCCS (AZ Medicaid)
AHCCCS Referrals for Potential Quality of Care	Sue L Fischer	FS621-102517		Health Net Access	Appeals and Grievances (Member), Medical Management	8/14/2014	AHCCCS (AZ Medicaid)
Experimental/Investigational Review for Terminally Ill	Sue L Fischer	FS727-195925		HN Life, HNCA	Appeals and Grievances (Member), Medical Management	3/25/2014	Commercial

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Hospital Inpatient Discharge and Immediate Review Process	Sue L Fischer	FS429-132912		HN Life, HNAZ, HNCA, HNOR	Appeals and Grievances (Member), Medical Management	10/28/2013	Medicare Advantage, Dual Eligible
Referrals of Potential Quality Issues	Sue L Fischer	FS224-122130		HN Life, HNAZ, HNCA, HNOR	Appeals and Grievances (Member), Medical Management	2/21/2014	Commercial, Medicare Advantage, Indemnity, IFP, EPO, Medi-Cal [more...]
Auditing and Assessing Training Program Effectiveness, Improvement and Compliance P&P (CCC & A&G)	Viola Lo	ZT520-82216		HNAZ, HNCA, HNOR	Appeals and Grievances (Member), Member Services	1/11/2014	Commercial, Medicaid, Medicare Advantage
Policies & Procedures: Processing Suggestions	Daniel G Middaugh	LV222-142129		HNAZ, HNCA, HNOR	Appeals and Grievances (Member), Member Services	11/19/2013	Commercial, Medicare Advantage, Medicare Part D, Medi-Cal [more...]
CTS BPO Vendor Oversight/Monitoring	Renne A Ochoa	OR822-10362		HN Life, HNAZ, HNCA, HNNE, HNOR, MHN	Appeals and Grievances (Member), Membership [more...]	12/20/2013	Commercial, Medicare, Medi-Cal, SHP
A&G (Grievances and CTMs) - Escalation and Root Cause Process	Elena L Wisner	WE624-85738		HNAZ, HNCA, HNOR	Appeals and Grievances (Member)	8/24/2013	Medicare, SPD
A&G Case Monitoring â€" Process for Monitoring Appeals and Grievances Case Inventory	Elena L Wisner	WE61-15535		HNAZ, HNCA, HNOR	Appeals and Grievances (Member)	7/14/2014	Commercial, HMO, PPO/POS
ADOI Complaints (Member Specific)	Elena L Wisner	FS1110-15105		HNAZ	Appeals and Grievances (Member)	9/2/2014	HMO, Commercial, POS, PPO, Indemnity, IFP, HSA
AHCCCS Member Appeals - AZ	Elena L Wisner	WE515-155922		Health Net Access	Appeals and Grievances (Member)	1/2/2014	AHCCCS (AZ Medicaid)

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
AHCCCS Member Grievances - AZ	Elena L Wisner	WE515-161026		Health Net Access	Appeals and Grievances (Member)	6/17/2014	AHCCCS (AZ Medicaid)
ALJ (Administrative Law Judge) Hearings Preparation Process	Elena L Wisner	WE131-122936		HNAZ, HNCA, HNOR	Appeals and Grievances (Member)	12/26/2013	HMO, PPO, POS, Medicare
Annnual EOC Updates for A&G	Elena L Wisner	WE522-153254		HNCA	Appeals and Grievances (Member)	7/9/2014	Dual Eligible
Annual EOC Updates for A&G	Elena L Wisner	WE710-9269		HNAZ, HNCA, HNOR	Appeals and Grievances (Member)	4/10/2014	Medicare, commercial
Appeals & Grievances - State Fair Hearing Process	Elena L Wisner	WE1120-135311		HNAZ	Appeals and Grievances (Member)	1/3/2014	State Health Programs (SHP), AHCCCS (AZ Medicaid)
Appeals & Grievances (A&G) CTM, Marketing Misrepresentation and Formal Grievance Sales Allegation	Elena L Wisner	WE131-13337		HNAZ, HNCA, HNOR	Appeals and Grievances (Member)	5/2/2014	Medicare
Appeals & Grievances Policy & Procedure: Appointment of Representative (AOR) / Power of Attorney (POA) â€“ Cal MediConnect	Elena L Wisner	WE522-155745		HNCA	Appeals and Grievances (Member)	7/10/2014	Dual Eligible
Appeals & Grievances: General Audit	Elena L Wisner	WE630-174838		HNAZ, HNCA, HNOR	Appeals and Grievances (Member)	2/5/2014	Medicare, Commercial, SHP
Appeals and Grievances (A&G) Outbound Mail Tracking Process - Part C & Part D	Elena L Wisner	WE1122-105740		HNAZ, HNCA, HNOR	Appeals and Grievances (Member)	7/9/2014	Medicare
Appeals and Grievances (A&G) Website Content Review and Maintenance - Cal MediConnect	Elena L Wisner	WE522-161121		HNCA	Appeals and Grievances (Member)	7/9/2014	Dual Eligible
Appeals and Grievances Daily CAPs For Daily Non-Compliant Cases	Elena L Wisner	WE1111-13129		HNAZ, HNCA, HNOR	Appeals and Grievances (Member)	8/6/2013	Medicare
Appeals and Grievances New Hire Training Program	Elena L Wisner	WE95-145626		HNCA	Appeals and Grievances (Member)	7/10/2014	Commercial, Medicare Advantage, Medicare Part D, Cal

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
							MediConnect
Appeals and Grievances Weekend and Overnight Support	Elena L Wisner	WE131-125633		HNAZ, HNCA, HNOR	Appeals and Grievances (Member)	2/5/2014	Medicare
Appeals Case Leveling - Commercial	Elena L Wisner	WE1012-132333		HNAZ, HNCA, HNOR	Appeals and Grievances (Member)	4/22/2014	POS, PPO, HMO
Appeals Quality Audit Process and CAP Requirements	Elena L Wisner	WE216-141319		HNAZ, HNCA, HNOR	Appeals and Grievances (Member)	2/11/2014	Commercial/SHP & Medicare
Appointment of Representative (AOR) / Power of Attorney (POA) - Medicare Part C and Part D	Elena L Wisner	WE54-101941		HNAZ, HNCA, HNOR	Appeals and Grievances (Member)	1/11/2014	Medicare
Case Classification - Medicare Advantage	Elena L Wisner	DR51-14455		HN Life, HNAZ, HNCA, HNCT, HNINY, HNOR	Appeals and Grievances (Member)	6/3/2014	Medicare Advantage
Case Classification - Medicare Part D	Elena L Wisner	DR1022-185310		HN Life, HNAZ, HNCA, HNOR	Appeals and Grievances (Member)	6/3/2014	Medicare Part D
Case Classification Cal MediConnect Part D	Elena L Wisner	WE73-102030		HNCA	Appeals and Grievances (Member)	8/5/2014	Dual Eligible - Cal MediConnect
Commercial and SHP (State Health Programs) Daily CAPs for Daily Non-Compliant Cases	Elena L Wisner	WE1117-131840		HNAZ, HNCA, HNOR	Appeals and Grievances (Member)	2/6/2014	Commercial
CTM - Medicare Advantage & Part D	Elena L Wisner	WE107-142911		HNAZ, HNCA, HNOR	Appeals and Grievances (Member)	8/8/2014	Medicare Advantage and Medicare Part D
CTM Weekend and Overnight Support	Elena L Wisner	WE527-161941		HNAZ, HNCA, HNOR	Appeals and Grievances (Member)	7/10/2014	Medicare, Cal MediConnect
Development & Approval of Appeals and Grievances (A&G) Letters - Medicare Advantage and Part D	Elena L Wisner	WE828-103643		HNAZ, HNCA, HNOR	Appeals and Grievances (Member)	3/25/2014	Medicare Advantage, Medicare Part D
Expedited Appeals - Medicare Advantage	Elena L Wisner	DR51-1427		HN Life, HNAZ, HNCA, HNOR	Appeals and Grievances	12/11/2013	Medicare Advantage

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
					(Member)		
Expedited Appeals - Medicare Part D	Elena L Wisner	DR1022-184221		HN Life, HNAZ, HNCA, HNOR	Appeals and Grievances (Member)	9/25/2013	Medicare Part D
Expedited Appeals Part D - Cal MediConnect	Elena L Wisner	WE722-163013		HNCA	Appeals and Grievances (Member)	8/8/2014	Dual Eligible - Cal MediConnect
Expedited Grievances - Medicare Advantage	Elena L Wisner	DR424-125956		HNAZ, HNCA, HNOR	Appeals and Grievances (Member)	6/3/2014	Medicare Advantage
Expedited Grievances - Medicare Part D	Elena L Wisner	DR1022-184832		HN Life, HNAZ, HNCA, HNOR	Appeals and Grievances (Member)	6/3/2014	Medicare Part D
Expedited Grievances Cal MediConnect Part D	Elena L Wisner	WE78-122914		HNCA	Appeals and Grievances (Member)	7/30/2014	Dual Eligible - Cal MediConnect
Federal Employees Health Benefits Program (FEHBP) Debarred/Suspended Providers Appeals & Grievances Policy and Procedure	Elena L Wisner	BV531-13629		HNAZ, HNCA, HNOR	Appeals and Grievances (Member)	7/10/2014	HMO
GA-101 Grievance and Appeal Process	Elena L Wisner	WE1129-11550		HNCA	Appeals and Grievances (Member)	9/25/2013	Commercial HMO, Commercial POS, Flex Fund
GA-103: Binding Arbitration	Elena L Wisner	FB222-133817		HNCA	Appeals and Grievances (Member)	7/14/2014	Commercial
GA-108 Linguistic and Cultural Services	Elena L Wisner	FB222-135942		HNCA	Appeals and Grievances (Member)	2/19/2014	HMO, POS, PPO, Healthy Families/Kids, AIM
GA-117 PPO Grievance and Appeal Process	Elena L Wisner	WE1022-10624		HNCA	Appeals and Grievances (Member)	8/30/2013	Commercial PPO, Commercial EPO, Flex-NET
GA-201ML: Medi-Cal Member Grievance Process	Elena L Wisner	FB222-141813		HNCA	Appeals and Grievances (Member)	4/25/2014	Medi-Cal
GA-202ML: Medi-Cal Member Appeal Process	Elena L Wisner	FB222-142129		HNCA	Appeals and Grievances	3/25/2014	AIM, Healthy Kids, Medi-Cal, Medi-Cal

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
					(Member)		
GA-503: Medicare Inquiry Correspondence Research - Medicare Advantage & Part D	Elena L Wisner	FB222-142751		HNCA, HNAZ, HNOR	Appeals and Grievances (Member)	9/25/2013	Medicare
GA 101.1 CA Healthy Family, Healthy Kids, AIM	Elena L Wisner	WE43-11138		HNCA	Appeals and Grievances (Member)	12/2/2013	Healthy Families, Healthy Kids, AIM
GA 303: Inquiry Research Correspondence Policy and Procedure	Elena L Wisner	FB222-142442		HNCA	Appeals and Grievances (Member)	6/3/2014	HMO, POS, PPO
Good Cause - Medicare Advantage	Elena L Wisner	DR51-14324		HNAZ, HNCA, HNOR	Appeals and Grievances (Member)	12/26/2013	Medicare Advantage
Good Cause - Medicare Part D	Elena L Wisner	DR1022-185046		HN Life, HNAZ, HNCA, HNOR	Appeals and Grievances (Member)	7/9/2014	Medicare Part D
Good Cause Cal MediConnect Part D	Elena L Wisner	WE73-92828		HNCA	Appeals and Grievances (Member)	7/30/2014	Dual Eligible - Cal MediConnect
Grievances - Cal MediConnect Part D	Elena L Wisner	WE73-10381		HNCA	Appeals and Grievances (Member)	7/29/2014	Dual Eligible - Cal MediConnect
Grievances - Medicare Advantage	Elena L Wisner	DR423-165034		HN Life, HNAZ, HNCA, HNCT, HNINY, HNOR	Appeals and Grievances (Member)	1/2/2014	Medicare Advantage
Grievances - Medicare Part D	Elena L Wisner	DR1022-184518		HN Life, HNAZ, HNCA, HNOR	Appeals and Grievances (Member)	6/3/2014	Medicare Part D
Health Net Medicare Part D Misrouted Late Enrollment Penalty Reconsideration Requests Procedure	Elena L Wisner	WE125-154120		HNAZ, HNCA, HNOR	Appeals and Grievances (Member)	5/2/2014	Medicare Part D
Independent Medical Review (IMR)	Sue L Fischer	FB222-14350		HNCA	Appeals and Grievances (Member)	12/19/2013	Commercial, Indemnity, IFP, Healthy Kids, Medi-Cal, Healthy Families [more...]
Medicare A&G Final Letters	Elena L Wisner	WE831-10842		HNAZ, HNCA,	Appeals and	8/8/2014	Medicare Advantage,

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Reconciliation Process				HNOR	Grievances (Member)		Medicare Part D
Medicare Advantage Organization Determination	Christine X Martignoni	WE55-103356		HNAZ, HNCA, HNOR	Appeals and Grievances (Member)	3/3/2014	Medicare
Member Appeals and Grievance Procedure - Washington	Elena L Wisner	WE331-13473		HN Life, HNOR	Appeals and Grievances (Member)	9/25/2013	PPO, POS
Member Grievance and Appeal Procedure - OR	Elena L Wisner	WE330-95449		HNOR	Appeals and Grievances (Member)	5/2/2014	EPO, PPO, POS
Oversight of Sox Controls 3866 (Reconciliation of Member A&G Received vs. Processed) and 3868 (Authorized Levels of Admin Pay Sign Off)	Elena L Wisner	WE211-13856		HNAZ, HNCA, HNOR	Appeals and Grievances (Member)	8/5/2014	HMO, Medicare, PPO, POS
Peer Review Protected Activities	Sue L Fischer	FB222-134610		HN Life, HNAZ, HNCA, HNOR	Appeals and Grievances (Member)	2/11/2014	Commercial, Medicare Advantage, IFP, Indemnity, EPO, Medi-Cal [more...]
PIR (Provider Information Request) Escalation Process - Part D	Elena L Wisner	WE921-101224		HNAZ, HNCA, HNOR	Appeals and Grievances (Member)	9/25/2013	Medicare
PIR (Provider Information Request) Escalation Process â€“ Part C	Elena L Wisner	WE109-171116		HNAZ, HNCA, HNOR	Appeals and Grievances (Member)	9/25/2013	Medicare Advantage
Records Retention	Elena L Wisner	WE521-144729		HNAZ, HNCA, HNOR	Appeals and Grievances (Member)	7/21/2014	Medicare Advantage
REOPENING AND REVISING DETERMINATIONS AND DECISIONS PART C	Elena L Wisner	BV54-122921		HNAZ, HNCA, HNOR	Appeals and Grievances (Member)	2/6/2014	Medicare Advantage
REOPENING AND REVISING DETERMINATIONS AND DECISIONS PART D	Elena L Wisner	BV54-123635		HNAZ, HNCA, HNOR	Appeals and Grievances (Member)	7/10/2014	Medicare Part D
Same/Similar Specialist Review - Clinical Member Appeals	Sue L Fischer	FB222-141027		HN Life, HNAZ, HNCA, HNOR	Appeals and Grievances	8/5/2014	Commercial, Medicare Advantage, Indemnity,

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
					(Member)		EPO, Medi-Cal, Dual Eligible
SNP (Special Needs Program) Appeals Process - Medicare Part C	Elena L Wisner	WE29-164324		HNAZ, HNCA, HNOR	Appeals and Grievances (Member)	6/3/2014	Medicare
Standard & Expedited Grievances and Pre-Service & Post-Service Appeals (Commercial Membership) - AZ	Elena L Wisner	FS1120-114950		HNAZ	Appeals and Grievances (Member)	2/10/2014	Commercial, HMO, POS, PPO, Indemnity, IFP
Standard Appeals - Medicare Advantage	Elena L Wisner	DR51-135816		HN Life, HNAZ, HNCA, HNOR	Appeals and Grievances (Member)	12/26/2013	Medicare Advantage
Standard Appeals - Medicare Part D	Elena L Wisner	DR1022-183510		HN Life, HNAZ, HNCA, HNOR	Appeals and Grievances (Member)	1/3/2014	Medicare Part D
Triage Process â€" Appeals & Grievances (A&G) Medicare Part C	Elena L Wisner	WE627-131237		HNCA, HNOR	Appeals and Grievances (Member)	5/13/2014	Medicare
Triage Process â€" Appeals & Grievances (A&G) Medicare Part D	Elena L Wisner	WE627-134743		HNAZ, HNCA, HNOR	Appeals and Grievances (Member)	5/13/2014	Medicare
Connecticut Department of Insurance Complaint Process	Arlana Flores	CV515-113847	NE	HNNE	Appeals and Grievances	2/10/2014	Commercial
Connecticut DOI: Justified & Questionable Report	Arlana Flores	CV1227-102717	NE	HNNE	Appeals and Grievances	2/10/2014	N/A
CT Member Medical Necessity Appeals	Arlana Flores	CG125-131133	NE	HNNE	Appeals and Grievances	2/10/2014	Commercial
Executive Response Unit Complaint Process	Arlana Flores	CV719-16927	NE	HNNE	Appeals and Grievances	2/10/2014	POS, Outlook, PPO, HMO, Commercial
New Jersey Regulatory Complaint Process	Arlana Flores	CV712-151129	NE	HNNE	Appeals and Grievances	2/10/2014	Commercial
New York Department of Health Complaint Process	Arlana Flores	CV515-163333	NE	HNNE	Appeals and Grievances	2/10/2014	Commercial
New York Department of Insurance Complaint Process	Arlana Flores	CV515-121813	NE	HNNE	Appeals and Grievances	2/10/2014	Commercial
New York DOI Prompt Pay Report	Arlana Flores	CV126-13532	NE	HNNE	Appeals and Grievances	2/10/2014	New York Commercial

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
NJ FamilyCare/New Jersey Medicaid Member Medical Necessity Appeals Review	Arlana Flores	GG617-105822	NE	HNNE	Appeals and Grievances	2/10/2014	Medicaid
NJ Member Medical Necessity Appeals	Arlana Flores	CG126-142550	NE	HNNE	Appeals and Grievances	2/10/2014	HMO, POS, PPO
Processing Vendor-Related Regulatory Complaints	Arlana Flores	CV1217-155727	NE	HNNE	Appeals and Grievances	2/10/2014	HMO, Commercial, Outlook, POS, PPO, EPO
State of New York Office of the Attorney General Complaint Process	Arlana Flores	CV517-103119	NE	HNNE	Appeals and Grievances	2/10/2014	Commercial
Annual IPA (BHA and CHIPA) Oversight Audits	Alex M Black	BA1211-13209		MHN	Business Solutions	11/14/2013	Commercial
Medicare: Internal Audits of Claims	Alex M Black	SL428-18322		MHN	Business Solutions	1/10/2014	Medicare Advantage
High Level Check Stock Handling and Processing	Shelly L Ferrel	FS1211-13847		HNAZ, HNCA, HNCS, HNCT, HNNE, HNOR, MHN	Capitation, Claims, CDS - Customer Distribution Services, ITG [more...]	10/23/2013	All
Capitation Process	Cecil J Woods	WC1024-84232		HN Life, HNAZ, HNCA, HNOR, MHN	Capitation	8/20/2014	All
ANOC Mailing	Shelly L Ferrel	MP124-154414		HN Life, HNAZ, HNCA, HNFS, HNI, HNOR, HNPS, MHN, MHN Govt. Srvs	CDS - Customer Distribution Services, Marketing, Membership	4/21/2014	Medicare
"Notice of Denial of Payment" for Medicare Advantage Claims	Nan Broaddus	BN810-134745		HN Life, HNAZ, HNCA, HNOR	Claims	2/24/2014	Medicare Advantage
PROVIDER TAX ID NUMBER AND TITLING VERIFCATIONCONTRACTED AND NON-CONTRACTED PROVIDERS	Adela Velazquez	MJ714-212258	W	HNCA	Claims, Credentialing, Provider Data Management [more...]	1/15/2014	HMO, POS, Healthy Families, PPO, AIM, Medi-Cal

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Oversight of Claims Processing â€" Medicare Advantage	Rita M Lonzo	LR412-84258		HNAZ, HNCA, HNOR	Claims, Delegation Oversight, Medicare Compliance, Compliance	6/27/2014	Medicare Advantage, Medicare Advantage HMO
Oversight of Claims Processing: Commercial HMO	Rita M Lonzo	LR412-10445		HNCA	Claims, Delegation Oversight, Provider Network Management	7/25/2014	HMO
Provider Preventable Condition Program - Medi-Cal and Cal Medi-Connect	Sue L Fischer	FS1112-171856		HNCA	Claims, Medical Management	4/9/2014	Medi-Cal, Dual Eligible
Medicare Secondary Payor Overview	Jeremy W Berquist	PM227-15611		HNAZ, HNCA, HNOR	Claims, Membership, Sales Operations	3/3/2014	Commercial HMO, Commercial PPO
California Emergency Physicians PPG Balance Pay Claims	Blythe X Johnson	AJ226-135721		HNCA, HNCS	Claims, Provider Network Management	8/11/2014	HMO, POS, PPO, Medicare, EPO, Dual Eligibles
ACA Exchange Reporting - Transparency in coverage	Jeremy L Inman	IJ820-16101		All	Claims	8/27/2014	Health Benefit Exchange
AHCCCS - Claims Processing	Menita X Avila	AM426-101556		Health Net Access	Claims	8/14/2014	HMO
AHCCCS - Coordination of Benefits	Menita X Avila	AM626-95257		Health Net Access	Claims	11/6/2013	AHCCCS (AZ Medicaid)
AHCCCS -Remittance Advice for Claims Payments/Denials	Menita X Avila	AM829-95114		Health Net Access	Claims	11/6/2013	AHCCCS (AZ Medicaid)
Developing Medicare Advantage Claims for Additional Information	Nan Broaddus	BN810-101220		HN Life, HNAZ, HNCA, HNOR	Claims	2/24/2014	Medicare Advantage
Division of Financial Responsibility(DOFR) - Medicare Advantage	Nan Broaddus	BN810-93531		HNCA	Claims	2/6/2014	Medicare Advantage
Excluding Services Furnished Under a	Nan Broaddus	BN420-16539		HN Life, HNAZ,	Claims	2/6/2014	Medicare Advantage

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Private Contract				HNCA, HNOR			
Interest Requirements for Medicare Advantage Claims	Nan Broaddus	BN810-125723		HN Life, HNAZ, HNCA, HNOR	Claims	2/6/2014	Medicare Advantage
Medicare Secondary Payer	Nan Broaddus	BN210-91045		HN Life, HNAZ, HNCA, HNOR	Claims	2/6/2014	Medicare Advantage
Payment Rules for Certain Non-Contracted Providers	Nan Broaddus	BN103-10640		HN Life, HNAZ, HNCA, HNOR	Claims	2/6/2014	Medicare Advantage
Reasonable Reimbursement for Covered Services	Nan Broaddus	BN210-9337		HN Life, HNAZ, HNCA, HNOR	Claims	2/6/2014	Medicare Advantage
Special Rules for Coverage That Begins or Ends During an Inpatient Hospital Stay	Nan Broaddus	BN420-14467		HN Life, HNAZ, HNCA, HNOR	Claims	2/6/2014	Medicare Advantage
Timely Adjudication of Medicare Advantage Claims	Nan Broaddus	BN810-112433		HN Life, HNAZ, HNCA, HNOR	Claims	2/6/2014	Medicare Advantage
CPAC Drug Therapeutic Use Position Papers and Clinical Pearls	Debra R Weltz	WD73-103936		HNPS	Clinical Operations	9/3/2014	All
OHS Standarized Staffing Metrics 19-03	Leslie X Coleman	CL731-161637		MHN Govt. Srvs	Clinical Operations	12/11/2013	N/A
Incentives for Nondiscriminatory Wellness Programs in Group Health Plans.	Janet D Johnson-Yosgott	RM42-10311		HN Life, HNAZ, HNCA, HNI, HNOR	Commercial Sales, Compliance, Medical Management, Marketing, Sales	7/23/2014	HMO, Commercial, POS, PPO, Indemnity, EPO, Affiliate, Community Care [more...]
CA, AZ and OR IFP Sales Off Exchange Annual Open Enrollment Periods & Special Enrollment Policy and Procedure	Francine J Klein	KF1022-9233		HN Life, HNAZ, HNCA, HNOR	Commercial Sales	8/28/2014	HMO
Health Net Sales and Marketing - Demand Generation Non-Discrimination	Francine J Klein	KF717-101045		HN Life, HNAZ, HNCA, HNOR	Commercial Sales	6/19/2014	Commercial
Policy and Procedure for CA Member Plan Based Enrollers for Prospective Member Exchange calls	Francine J Klein	KF102-92711		HN Life, HNCA	Commercial Sales	10/30/2013	Commercial

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Policy and Procedure for PBE Phone Number Implementation and Verification	Francine J Klein	KF1016-123930		HN Life, HNCA	Commercial Sales	11/4/2013	Commercial
Sales Grandfathered Group Plans Policy and Procedure	Francine J Klein	KF417-10430		HNAZ, HNCA, HNOR	Commercial Sales	12/17/2013	Commercial
AHCCCS-Transportation Services for Members	Karen M Ellington	PA419-4367		Health Net Access	Compliance, Appeals and Grievances (Member), Medical Management [more...]	7/1/2014	AHCCCS (AZ Medicaid)
Arizona Department of Insurance Form & Advertisement Filing	Steven M Ruby	GS18-132819	W	HNAZ	Compliance	4/8/2013	HMO, POS, PPO, Indemnity, IFP
Maintaining Advertising/Marketing Files per Insurance Division Requirements	Christy K Bosse	HM67-10250		HN Life, HNOR	Compliance	2/10/2014	Commercial
Burgess Access Policy and Procedure	Jimmy Ly	LJ731-1026		All	Configuration	8/4/2014	n/a
Caremark HSA/Medicare Accumulator File Exchange Oversight Process	Karen A Caswell	MR114-154654	NE	HNNE	Configuration	7/16/2014	Commercial
Configuration Policy on Turn Around Times	Laurie X Amantia	PM113-152533		HNCA, HNOR	Configuration	5/8/2014	all
Fee Schedule and Claim Code and Pricer Updates	Laurie X Amantia	PM725-95820		HNCA, HNOR	Configuration	2/18/2014	all
NE and AZ High Dollar Edit Table	Linda R Rios	CS226-141225	NE	HNAZ, HNNE	Configuration	12/2/2013	All
Reciprocity Contract Configuration	Laurie X Amantia	PM113-102359		HNCA, HNOR	Configuration	4/1/2014	All
Tables Maintained by Configuration Fee Sched Team	Laurie X Amantia	PM1121-125256		HNAZ, HNCA, HNOR	Configuration	1/24/2014	All
Vendor Accumulator Oversight Process	Debbie D Tierney	DM63-142047	NE	HNNE	Configuration	7/31/2013	Commercial, HMO, Medicare, Medicare Part D, POS, PPO, Medicaid [more...]
External Media Access and Use	Sherry E Brown	BS1116-125050		HNI	Corporate Actuarial	9/18/2013	All
Medicare Advantage (MA) Part D	Sherry E Brown	BS310-13146		HN Life, HNAZ,	Corporate	8/29/2013	Medicare Part D

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Monthly Accrual Process				HNCA, HNOR, HNPS	Actuarial		
Premium Deficiency Reserves (PDR)	Sherry E Brown	BS21-143131		HN Life, HNAZ, HNCA, HNOR, MHN	Corporate Actuarial	8/29/2013	All
Corporate Compliance Program Training for Contractors	Afrodite P Smith	NK717-162544		HN Life, HNAZ, HNCA, HNCS, HNI, HNOR, HNPS, MHN	Corporate Compliance Department, Organization Effectiveness [more...]	5/8/2014	N/A
Code of Business Conduct and Ethics	Afrodite P Smith	MP1024-81730		HNI	Corporate Compliance Department	4/29/2014	All
Corporate Compliance Program Self-Monitoring Review	Afrodite P Smith	SN79-154138		HNI	Corporate Compliance Department	6/11/2014	N/A
Handling Complaints Made or Issues Raised to Health Net's Corporate Ethics Office or the Health Net Integrity Line	Afrodite P Smith	MP510-152830		HN Life, HNAZ, HNCA, HNCT, HNFS, HNI, HNINY, HNOR, HNPS, MHN [more...]	Corporate Compliance Department	8/19/2014	All
Medicaid Compliance â€“ Escalation of Compliance Issues/Risks	Deanna L Eaves	ED44-165321		HNCA, HNCS, HNPS	Corporate Compliance Department	6/20/2014	Medi-Cal
Medicare Compliance Medicare Advantage (MA) and Part D Marketing Material Review and CMS Submission Process	Glenn A Hertel	NK517-113124		HNI	Corporate Compliance Department	8/23/2013	Medicare
Delegation Revocation Process	Rita M Lonzo	WB217-111929		HNAZ, HNCA, HNOR	Credentialing, Delegation Oversight, Medical Management [more...]	7/25/2014	AHCCCS (AZ Medicaid), Community Care, Dual Eligible, Commercial PPO [more...]

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Peer Review Protected Information Sharing	Sue L Fischer	FS45-133753		HN Life, HNCA	Credentialing, Legal	5/5/2014	Commercial, Medicare Advantage, EPO, Dual Eligible, Medi-Cal, Indemnity [more...]
Interdepartmental Procedure 01- HNCA Credentialing Directives and Data Changes to PDM and PNM	Michael J Catello	MJ210-131816		HNCA	Credentialing, Provider Data Management, Provider Network Management	3/10/2014	HMO, POS, PPO, EPO, AIM, IFP, Medi-Cal, CalMediConnect, Medicare [more...]
Delegated Entity Evaluation and Delegation Determination - Credentialing	Rita M Lonzo	WB106-125123		HNAZ, HNCA, HNOR	Credentialing, Provider Network Management, Delegation Oversight [more...]	9/23/2013	AHCCCS (AZ Medicaid), Community Care, Dual Eligible, Medi-Cal [more...]
Interdepartmental Procedure 03 - Loading new or making changes to Network	Michael J Catello	MJ916-14615		HNCA	Credentialing, Provider Network Management, Provider Data Management	3/10/2014	HMO, Commercial, Medicaid, Medicare, Medicare Advantage, POS, PPO [more...]
Interdepartmental Western Region Policy 05 - Recredentialing and Lost Delegation Mailing and Outreach Process - CRED, PNM, PDM	Michael J Catello	MJ19-122558		HNAZ, HNCA, HNOR	Credentialing, Provider Network Management, Provider Data Management	3/13/2014	Commercial, Medicaid, Medicare, Medicare Advantage, POS, PPO, AIM [more...]
Interdepartmental Western Region Policy 06 - Initial Credentialing Outreach Process - CRED, PNM, PDM	Michael J Catello	MJ110-93337		HNAZ, HNCA, HNOR	Credentialing, Provider Network Management, Provider Data Management	3/19/2014	Commercial, Medicaid, Medicare, Medicare Advantage, POS, PPO, EPO, AIM [more...]
Interdepartmental Western Region Policy 04 - Credentialing Volume and Service	Michael J Catello	MJ19-102159		HNAZ, HNCA, HNOR	Credentialing, Provider	3/19/2014	Commercial, Medicaid, Medicare, Medicare

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Assessment for Practitioners					Network Management		Advantage, PPO, POS, EPO, AIM [more...]
Adverse Action	Elizabeth E Rivas	RE429-15914		HNAZ, HNCA, HNOR	Credentialing	12/30/2013	HMO, Commercial, Medicaid, Medicare, Medicare Advantage, PPO, Medi-Cal [more...]
Certification/Recertification of Organizational Providers	Elizabeth E Rivas	RE429-143331		HNAZ, HNCA, HNOR	Credentialing	3/25/2014	HMO, Commercial, Medicaid, Medicare, Medicare Advantage, POS, PPO [more...]
Credentialing Appeals Process	Elizabeth E Rivas	RE430-124241		HNAZ, HNCA, HNOR	Credentialing	12/30/2013	HMO, Commercial, Medicaid, Medicare, Medicare Advantage, POS, PPO [more...]
Credentialing Committee Charter	Elizabeth E Rivas	RE429-133123		HNAZ, HNCA, HNOR	Credentialing	12/30/2013	HMO, Commercial, Medicaid, Medicare, Medicare Advantage, POS, PPO [more...]
Credentialing/Recredentialing	Elizabeth E Rivas	RE429-14334		HNAZ, HNCA, HNOR	Credentialing	12/30/2013	HMO, Commercial, Medicaid, Medicare, Medicare Advantage, Outlook, POS [more...]
Health Net AHCCCS Certification/Recertification of Organizational Providers	Elizabeth E Rivas	RE513-10751		Health Net Access, HNAZ	Credentialing	8/5/2014	AHCCCS (AZ Medicaid)
Health Net AHCCCS Credentialing Committee Charter	Elizabeth E Rivas	RE513-9231		Health Net Access, HNAZ	Credentialing	8/5/2014	AHCCCS (AZ Medicaid)
Health Net AHCCCS Practitioner Credentialing/Recredentialing	Elizabeth E Rivas	RE513-9444		Health Net Access, HNAZ	Credentialing	8/5/2014	AHCCCS (AZ Medicaid)
Peer Review Committee Charter	Elizabeth E Rivas	RE513-123427		HNAZ, HNCA, HNOR	Credentialing	1/7/2014	HMO, Commercial, Medicaid, Medicare, Medicare Advantage, POS, PPO [more...]

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Practitioner Office Site Quality	Elizabeth E Rivas	RE430-1331		HNAZ, HNCA, HNOR	Credentialing	3/7/2014	HMO, Commercial, Medicaid, Medicare, Medicare Advantage, POS, PPO [more...]
MHN QI P&P: Member Complaints	Viola Lo	LV59-103332		MHN	Customer Service, EAP	4/4/2014	Commercial, EAP
Health Net Medicare AZ/CA/OR/PDP/WA Language Line Policy and Procedure	Edwin X Ram	RE829-154625		HNAZ, HNCA, HNOR	Customer Service	10/11/2013	Medicare
Health Net Medicare CSR ID Policy	Christine X Martignoni	BV121-10828		HNAZ, HNCA, HNOR	Customer Service	11/12/2013	Medicare
HN Medicare - Contact Center Call Driver and Major Member Impacting Escalation Process	Christine X Martignoni	WE27-151535		HNAZ, HNCA, HNOR	Customer Service	8/30/2013	Medicare Advantage
Requisition Approval Process	Edwin X Ram	RE89-103232		HNAZ, HNCA, HNOR	Customer Service	8/7/2013	All
State Health Insurance Plan (SHIP) Support Policy & Procedure	Christine X Martignoni	BV121-94924		HNAZ, HNCA, HNOR	Customer Service	12/2/2013	Medicare
Deficit Reduction Act Reporting	Alex M Black	BA1218-16105		MHN	Data Analysis, MHN Configurations	11/25/2013	MBHO - Managed Behavioral Health Organization
Delegated Provider Financial Solvency Reporting Process	Kristina M Rodriguez	RK98-82517		HNAZ, HNCA, HNCS	Delegation Oversight, Corporate Compliance Department, Finance [more...]	5/22/2014	Commercial HMO, Medicare Advantage HMO, Dual Eligible, Medi-Cal
Delegated Provider Financial Solvency Oversight Process	Kristina M Rodriguez	RK96-141922		HNAZ, HNCA, HNCS	Delegation Oversight, Finance, Corporate Compliance Department [more...]	5/22/2014	Dual Eligible, Commercial HMO, Medicare Advantage HMO, Medi-Cal

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Delegation Oversight - Corrective Action Plan	Rita M Lonzo	GS318-114855		Health Net Access, HN Life, HNAZ, HNCA, HNNE, HNOR	Delegation Oversight, Provider Network Management	7/25/2014	Health Benefit Exchange, Community Care, AHCCCS (AZ Medicaid) [more...]
Delegation Oversight - Delegated Partners Reporting	Rita M Lonzo	WA916-14642		HNAZ, HNCA, HNOR	Delegation Oversight, Provider Network Management	3/3/2014	POS, Community Care, Health Benefit Exchange, AHCCCS (AZ Medicaid) [more...]
Delegated Entity Evaluation and Delegation Determination	Rita M Lonzo	WB106-104247		Health Net Access, HN Life, HNAZ, HNCA, HNOR	Delegation Oversight	7/25/2014	Health Benefit Exchange, CalViva, Community Care, AHCCCS (AZ Medicaid) [more...]
Delegation Oversight - Delegation Program Description Approval Process	Rita M Lonzo	WA722-85410		HNAZ, HNCA, HNOR	Delegation Oversight	1/16/2014	Health Benefit Exchange, Community Care, AHCCCS (AZ Medicaid) [more...]
Medicare Advantage Part C Clinical and Non Clinical Decision Reporting for First Tier and Downstream Contracted Entities	Rita M Lonzo	LR322-143713		HNAZ, HNCA, HNOR, MHN	Delegation Oversight	8/18/2014	Cal MediConnect, Medicare Advantage HMO, Medicare Advantage PPO
Oversight of Claims Processing - Medicaid	Rita M Lonzo	LR16-152440		Health Net Access, HNCA	Delegation Oversight	3/3/2014	AHCCCS (AZ Medicaid), Medi-Cal
Provider Dispute Resolution: Commercial, Medi-Cal and Medicare Advantage	Rita M Lonzo	WB218-12555		HNAZ, HNCA, HNOR	Delegation Oversight	7/28/2014	POS, PPO, Commercial HMO, Medi-Cal, and Medicare Advantage HMO
Separation of Medical Decisions and Financial Concerns	Rita M Lonzo	WB218-114445		Health Net Access, HNAZ, HNCA, HNOR	Delegation Oversight	2/21/2014	AHCCCS (AZ Medicaid), Dual Eligible, Medicare Advantage HMO [more...]
OHS- Administrative File Flow Process 50-07	Leslie X Coleman	CL326-112736		MHN Govt. Srvs	Direct Clinical Services - OHS	1/8/2014	N/A

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
OHS- Dismissal of Program Participants for Subsequent DUI Conviction 56-08	Leslie X Coleman	CL59-142737		MHN Govt. Srvs	Direct Clinical Services - OHS	5/29/2014	N/A
OHS- Orientation Video and Overheads 60-08	Leslie X Coleman	CL1112-135812	SW	HNFS, MHN Govt. Srvs	Direct Clinical Services - OHS	3/3/2014	Commercial
OHS- Reportable Incidents and Confidentiality 03-01	Leslie X Coleman	CL101-17249	SW	MHN	Direct Clinical Services - OHS	1/2/2014	N/A
OHS- The Habits of Highly Effective Managers Policy 52-07	Leslie X Coleman	CL35-9574		MHN	Direct Clinical Services - OHS	3/3/2014	N/A
OHS- Transporting of Confidential Participant Files and Information Between OHS Sites 36-05	Leslie X Coleman	CL928-114039		MHN Govt. Srvs	Direct Clinical Services - OHS	8/18/2014	N/A
OHS- Use of Program Status Letters 54-08	Leslie X Coleman	CL326-113650		MHN Govt. Srvs	Direct Clinical Services - OHS	5/29/2014	N/A
OHS-Time Reporting:Scheduled and Unscheduled PTO and Schedule Changes 42-06	Leslie X Coleman	CL831-112839	SW	MHN	Direct Clinical Services - OHS	3/3/2014	N/A
OHS - DUI Program Census Validation Procedures 33-05	Leslie X Coleman	CL717-1095	SW	MHN	Direct Clinical Services - OHS	12/16/2013	N/A
OHS - DUI Program Filing System Procedures 31-05	Leslie X Coleman	CL717-95823		MHN	Direct Clinical Services - OHS	3/3/2014	N/A
OHS Activity Sign-in Rosters 09-02	Leslie X Coleman	CL1019-112712	SW	MHN	Direct Clinical Services - OHS	12/16/2013	N/A
OHS Administrative Absences & Charging Appropriate Ancillary Fees 40-06	Leslie X Coleman	CL35-16156		HNFS	Direct Clinical Services - OHS	6/3/2014	N/A
OHS Administrative Referral Out (ARO) 22-03	Leslie X Coleman	CL1017-164353		HNFS	Direct Clinical Services - OHS	5/30/2014	N/A
OHS Breathalyzer Procedures 14-02	Leslie X Coleman	CL1015-122625	SW	HNFS, MHN Govt. Srvs	Direct Clinical Services - OHS	3/3/2014	Commercial
OHS Children in The Workplace 37-05	Leslie X Coleman	CL723-101240	SW	MHN	Direct Clinical Services - OHS	3/3/2014	N/A
OHS Computer Communication Tips and Usage 46-07	Leslie X Coleman	CL730-111611	SW	MHN Govt. Srvs	Direct Clinical Services - OHS	3/3/2014	N/A
OHS Confidentiality, Legal Issues and Receipt of Subpoenas 06-01	Leslie X Coleman	CL215-112237		MHN	Direct Clinical Services - OHS	1/16/2014	N/A

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
OHS Counselor Certification Tracking 43-06	Leslie X Coleman	CL723-102810		HNFS	Direct Clinical Services - OHS	5/2/2014	N/A
OHS Court Referrals/Dockets Processing Procedures 07-01	Leslie X Coleman	CL1120-11388	SW	MHN Govt. Srvs	Direct Clinical Services - OHS	3/3/2014	N/A
OHS Culture of Quality - 45-06	Leslie X Coleman	KT418-161524		MHN	Direct Clinical Services - OHS	8/20/2013	OHS Driving Under the Influence Programs
OHS DMV Reporting â€"DL107, DL101a, DL101 - 17-02	Leslie X Coleman	CL614-162115		MHN Govt. Srvs	Direct Clinical Services - OHS	5/2/2014	N/A
OHS DUI Participant Dismissal Policy 35-05	Leslie X Coleman	CL1016-154552	SW	MHN Govt. Srvs	Direct Clinical Services - OHS	2/4/2014	N/A
OHS DUI Participant Surveys & OHS Comment Cards 34-05	Leslie X Coleman	CL723-10723	SW	MHN Govt. Srvs	Direct Clinical Services - OHS	3/3/2014	N/A
OHS DUIP Professional Guidelines 18-03	Leslie X Coleman	CL731-161357		HNFS	Direct Clinical Services - OHS	4/15/2014	N/A
OHS Evacuation Procedures 20-03	Leslie X Coleman	CL716-153827	SW	MHN Govt. Srvs	Direct Clinical Services - OHS	3/3/2014	N/A
OHS Face-to-Face Services - Policy 45-06B	Leslie X Coleman	KT418-163045		MHN Govt. Srvs	Direct Clinical Services - OHS	6/25/2014	N/A
OHS Forms 49-07	Leslie X Coleman	CL614-163656		MHN Govt. Srvs	Direct Clinical Services - OHS	5/21/2014	N/A
OHS Group Board Procedures 25-03 (Assigning and Managing Client Activity Lists in Civerex)	Leslie X Coleman	CL716-1710		HNFS	Direct Clinical Services - OHS	3/28/2014	N/A
OHS Guidelines for facilitating Tele-Groups and Tele-Meetings 47-07	Leslie X Coleman	CL730-11202	SW	MHN Govt. Srvs	Direct Clinical Services - OHS	3/3/2014	N/A
OHS Handling Legal Requests 39-06	Leslie X Coleman	CL723-101540	SW	MHN	Direct Clinical Services - OHS	1/2/2014	N/A
OHS Holiday Coverage 38-05	Leslie X Coleman	CL814-155617	SW	MHN Govt. Srvs	Direct Clinical Services - OHS	3/3/2014	N/A
OHS Incident Reports 41-06	Leslie X Coleman	CL723-102344	SW	MHN Govt. Srvs	Direct Clinical Services - OHS	3/3/2014	N/A
OHS Key and Building Access Policy 51-07	Leslie X Coleman	CL1128-153452	SW	MHN Govt. Srvs	Direct Clinical Services - OHS	3/3/2014	N/A
OHS Leave of Absence (LOA) Procedures 10-02	Leslie X Coleman	CL928-112120	SW	MHN Govt. Srvs	Direct Clinical Services - OHS	4/15/2014	N/A
OHS Make-up Group Procedures 24-03	Leslie X	CL1015-9512	SW	MHN Govt. Srvs	Direct Clinical	3/10/2014	N/A

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
	Coleman				Services - OHS		
OHS MOP Transitioning Procedure (San Marcos Only) 58-08	Leslie X Coleman	CL812-1193		MHN Govt. Srvs	Direct Clinical Services - OHS	5/30/2014	N/A
OHS Non-Enrolled (Dismissed) Participants â€" Release of Credits 23-03	Leslie X Coleman	CL928-114539		MHN Govt. Srvs	Direct Clinical Services - OHS	3/10/2014	N/A
OHS OHS Group Progress Notes (Counseling and Documentation) 15-03	Leslie X Coleman	CL731-16825		HNFS	Direct Clinical Services - OHS	3/28/2014	N/A
OHS OHS Internal Quality Assurance Procedures Including Associate Acknowledgement of OHS Operations Manual and Policies access 48-07	Leslie X Coleman	CL723-103158	SW	MHN Govt. Srvs	Direct Clinical Services - OHS	3/3/2014	N/A
OHS Peer Auditing Policy and Procedures 21-03	Leslie X Coleman	CL731-161947	SW	MHN	Direct Clinical Services - OHS	1/2/2014	N/A
OHS Performance Reviews 11-02	Leslie X Coleman	CL35-143950		HNFS	Direct Clinical Services - OHS	2/5/2014	N/A
OHS Quality Management Notification Procedures 05-01	Leslie X Coleman	CL82-103817	SW	MHN	Direct Clinical Services - OHS	12/16/2013	N/A
OHS Standards for Females in DUIP Counseling Groups 29-04	Leslie X Coleman	CL717-94622	SW	MHN Govt. Srvs	Direct Clinical Services - OHS	3/10/2014	N/A
OHS Telephone Etiquette 30-05	Leslie X Coleman	CL717-95152		MHN Govt. Srvs	Direct Clinical Services - OHS	6/20/2014	N/A
OHS Threats of Violence 32-05 (Revised 2009)	Leslie X Coleman	CL717-10512		MHN Govt. Srvs	Direct Clinical Services - OHS	5/30/2014	N/A
OHS Title Nine (9) Case Management 53-08	Leslie X Coleman	CL326-113432		MHN Govt. Srvs	Direct Clinical Services - OHS	10/22/2013	N/A
OHS Tracking Sheet Procedures 26-03	Leslie X Coleman	CL716-17419		HNFS	Direct Clinical Services - OHS	3/28/2014	N/A
OHS Transfers of Enrolled DUIP Participants 13-02	Leslie X Coleman	CL115-142213		MHN	Direct Clinical Services - OHS	3/10/2014	N/A
OHS Under the Influence of Drugs other than Alcohol 27-04	Leslie X Coleman	CL101-165423		MHN Govt. Srvs	Direct Clinical Services - OHS	2/4/2014	N/A
OHS Untoward Events and Documentation 02-00	Leslie X Coleman	CL928-113047	SW	MHN Govt. Srvs	Direct Clinical Services - OHS	3/3/2014	N/A
Customized Training Request	Linda K Peery	HM1112-152212	NE	MHN	EAP, Account Management -	2/24/2014	Commercial

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
					Commercial, Account Services		
Request for Training Webinar	Linda K Peery	HM1113-114014		MHN	EAP, Account Management - Commercial, Account Services	5/6/2014	Commercial
Scheduling EAP Orientations And EAP Training For Supervisors	Christeen X Richardson	HM88-112321	NE	MHN	EAP, Account Management - Commercial, Account Services	7/7/2014	Commercial
Requesting Other Materials From the Training Department	Linda K Peery	HM88-84745	NE	MHN	EAP, Account Services, Account Management	5/21/2014	Commercial
ANOC/EOC Tracking Log â€“ CDS Reporting	Shelly L Ferrel	FS52-124727		HNAZ, HNCA, HNOR	Employer Contracts, CDS - Customer Distribution Services, Marketing	4/1/2014	Medicare
Health Net Access Medicaid Member Handbook Development	Miriam A Macias	MM1118-101214		HNAZ	Employer Contracts	1/2/2014	Medicaid
Delegated Provider Financial Solvency CAP Process	Kristina M Rodriguez	RK97-65518		HNAZ, HNCA, HNCS	Finance, Corporate Compliance Department, Provider Network Management [more...]	5/22/2014	Commercial HMO, Medicare Advantage HMO, Dual Eligible, Medi-Cal
Medicare Secondary Payer Part C Accrual Process	Lisa L Karustis	KL89-112728		HN Life, HNAZ, HNCA, HNOR	Finance, Medicare Compliance, Actuarial	5/1/2014	Medicare Advantage Part C

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Part D Coordination of Benefits (COB) - Weekly Review of Members who should be set up as MSP of A, B, G and Review of ECRS Submissions for MSP	Richard E Pyaro	KD84-95713		HNAZ, HNCA, HNOR	Finance, Membership, National Medicare Compliance, HNPS	1/29/2014	Medicare Part D, Dual Eligible
Part D Coordination of Benefits (COB) Data File Processing Policy	Richard E Pyaro	KD101-104637		HNAZ, HNCA, HNOR	Finance, Membership, National Medicare Compliance, HNPS	1/29/2014	Medicare Part D, Dual Eligible
Part D Coordination of Benefits (COB) Error File Processing Policy	Richard E Pyaro	KD330-165620		HNAZ, HNCA, HNOR	Finance, Membership, National Medicare Compliance, HNPS	1/29/2014	Medicare Part D, Dual Eligible
Part D Prescription Drug Event (PDE) Acumen Analysis PDE Error Policy & Procedure	Melissa A Renfro	KD924-10639		HN Life, HNAZ, HNCA, HNCT, HNINY, HNNE, HNOR	Finance, Membership, National Medicare Compliance, HNPS	11/14/2013	Medicare Part D, Dual Eligible
Part D Prescription Drug Event (PDE) Conversion of Events In Error (EIE) Report from SAS	Lakhwinder Kaur	KD924-164351	NE	HN Life, HNAZ, HNCA, HNCT, HNINY, HNNE, HNOR	Finance, Membership, National Medicare Compliance, HNPS	1/6/2014	Medicare Part D
Part D Prescription Drug Event (PDE) No Further Action Required (NFAR)-Policy & Procedure	Lakhwinder Kaur	KD1015-10159		HN Life, HNAZ, HNCA, HNCT, HNINY, HNNE, HNOR	Finance, Membership, National Medicare Compliance, HNPS	4/22/2014	Medicare Part D, Dual Eligible

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
R&R Reconciliation & Analysis	Lakhwinder Kaur	KD1015-93330		HN Life, HNAZ, HNCA, HNOR, HNPS	Finance, Membership, National Medicare Compliance, HNPS	4/21/2014	Medicare Part D, Dual Eligible
Medicare Secondary Payer Load and Update Policy - for NPL KL1122-1541	Lisa L Karustis	KD1221-93541		HN Life, HNAZ, HNCA, HNOR	Finance, Membership, National Medicare Compliance	3/7/2014	Medicare Advantage Part C
Part D â€“ Coordination of Benefits, Medicare Secondary Payer Subrogation Vendor Recovery	Melissa A Renfro	KD816-163442		HN Life, HNAZ, HNCA, HNCT, HNINY, HNNE, HNOR	Finance, Membership, National Medicare Compliance	1/30/2014	Medicare Part D, Dual Eligible
Medical Loss Ratio (MLR) Four Part Test Reporting	Kristina M Rodriguez	RK611-12515		HNAZ, HNCA, HNOR	Finance, Membership, Provider Network Management	8/29/2014	Commercial HMO
Part D â€“ Prescription Drug Event (PDE) â€“ Part D Exclusion Warning Report	Lakhwinder Kaur	KL410-134436		HN Life, HNAZ, HNOR, HNPS	Finance, National Medicare Compliance, HNPS, Membership	4/22/2014	Medicare Part D, Dual Eligible
Part D - Prescription Drug Event (PDE) Potential Duplicate	Lakhwinder Kaur	KD1019-103033	NE	HN Life, HNAZ, HNCA, HNCT, HNNE, HNOR, HNPS	Finance, National Medicare Compliance, HNPS	11/4/2013	Medicare Part D
Part D Prescription Drug Event (PDE) Performance Guarantees with Vendor: Vendor Error Tracking of Events In Error (EIE), Vendor PDE Submission/Return Files and Financial Reports Policy &	Lakhwinder Kaur	KD101-95710	NE	HN Life, HNAZ, HNCA, HNCT, HNINY, HNNE, HNOR	Finance, National Medicare Compliance, HNPS	2/18/2014	Medicare Part D

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Procedure							
Prescription Drug Event (PDE) - CMS Report 1 - 4 - 40 Reconciliation	Mary H Engquist	KD1021-162150	NE	HN Life, HNAZ, HNCA, HNCT, HNINY, HNOR	Finance, National Medicare Compliance, Membership, HNPS	1/3/2014	Medicare Part D
Part D Prescription Drug Event (PDE)-Acumen Eligibility Reports	Lakhwinder Kaur	KL1216-154731		HNAZ, HNCA, HNCT, HNNE, HNOR	Finance, National Medicare Compliance, Membership	6/2/2014	Medicare, Dual Eligible
#Part D â€“ Coordination of Benefits, Patient Assistance Program Process & Procedure	Melissa A Renfro	KD329-104723		HN Life, HNAZ, HNCA, HNCT, HNINY, HNNE, HNOR	Finance, National Medicare Compliance, Pharmacy, Membership	11/25/2013	Medicare Part D
Part D Prescription Drug Event (PDE) Conversion of CMS PDE Report # 01 from SAS	Lakhwinder Kaur	KD930-163223	NE	HN Life, HNAZ, HNCA, HNCT, HNINY, HNNE, HNOR	Finance, National Medicare Compliance	11/4/2013	Medicare Part D
AHCCCS Financial Reporting Requirements	Trista A Loops	LT71-135124		Health Net Access	Finance	6/2/2014	Medicaid
AHCCCS Internal Viability Monitoring Requirements	Trista A Loops	LT71-154526		Health Net Access	Finance	6/2/2014	Medicaid
Business Case Tool (BCT)	Leticia T Velasquez	MS519-144810		HN Life, HNAZ, HNCA, HNCT, HNI, HNINY, HNNE, HNOR, HNPS	Finance	9/12/2013	HMO, Commercial, Medicaid, Medicare, Medicare Advantage, Medicare Part D [more...]
Financial Viability Monitoring â€“ Delegated Entities	Trista A Loops	PE1130-13754		HNAZ	Finance	6/2/2014	Medicare Advantage, HMO

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
High Level PDE Error Process	Lakhwinder Kaur	KD1016-115341	NE	HN Life, HNAZ, HNCA, HNCT, HNINY, HNNE, HNOR	Finance	2/18/2014	Medicare Part D
P2P Reconciliation & Analysis	Lakhwinder Kaur	KL1014-95624		HN Life, HNAZ, HNCA, HNOR	Finance	11/5/2013	Medicare Part D, Dual Eligible
Provider Payment Advances	Trista A Loops	HT1214-142819		HNAZ	Finance	6/2/2014	HMO, Commercial, Medicare, Medicare Advantage, POS, PPO, Medicare Part D [more...]
EDR_Metric Dashboard (Dundas) Access	James X Lee	CD419-14535		HNFS	Government Services Analytical Services	7/31/2014	Government Services Analytical Services
PMR Support Team Change Process Management	James X Lee	CD417-92912		HNFS	Government Services Analytical Services	7/31/2014	Government Services Analytical Services
PMR Support Team Commercial PMR Administration and Facilitation	James X Lee	CD419-14304		HNFS	Government Services Analytical Services	7/31/2014	Government Services Analytical Services
PMR Support Team Data Collection and Reporting	James X Lee	CD419-151747		HNFS	Government Services Analytical Services	8/12/2014	Government Services Analytical Services
Health Education Oversight and Monitoring	Hoa C Su	SH34-113425		HNCA, HNCS	Health Education	2/12/2014	Medi-Cal, Health Net Dental, Health Net Access, Cal MediConnect [more...]
Health Education Programs, Services and Resources	Hoa C Su	SH34-105942		HNCA	Health Education	3/19/2014	Medi-Cal, Medi-Cal Seniors and Persons with Disabilities [more...]
Individual Health Education Behavioral Assessment	Hoa C Su	SH34-115026		HNCA	Health Education	2/12/2014	Medi-Cal

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Implementation of New Legislation	Afrodite P Smith	NK1215-16221		HNI	Health Services, HN Life, Medical Management [more...]	1/22/2014	HMO, POS, PPO, Indemnity, IFP, EPO, AIM, Healthy Kids, Medi-Cal [more...]
Transition from Legislation Implementation to Compliance Monitoring	Sina R Franques	NK1215-163847	SW	All	Health Services, HN Life, Medical Management [more...]	12/6/2013	HMO, POS, PPO, Indemnity, IFP, EPO, AIM, Healthy Kids, Medi-Cal [more...]
SPD- Staff Focused Sensitivity Training	Rogelio Lopez	LR315-14728	W	HNCA	Health Services	12/11/2013	Medi-Cal
EPCO Change Implementation Policy and Procedure	Dannette K Berch	AJ1111-133827		HN Life, HNAZ, HNCA, HNI, HNOR, MHN	HN Life, Appeals and Grievances (Member), Commercial Sales, Compliance [more...]	12/12/2013	HMO, Commercial, Medicaid, Medicare, Medicare Advantage, Medicare Part D [more...]
CA, AZ, OR & WA Commercial Product Development ABS Naming Convention - 2014	Heidianne K Caine	FA831-124651		HNAZ, HNCA, HNOR	HN Life, HNAZ, HNCA Other, HNOR	1/3/2014	HMO, Commercial, POS, PPO, Indemnity, IFP, EPO, Commercial HMO [more...]
EPCO - Change Notice Intake Policy & Procedure	Dannette K Berch	HW110-173750		HN Life, HNAZ, HNCA, HNI, HNOR, HNPS, MHN	HN Life, Medical Management, Appeals and Grievances (Member) [more...]	12/12/2013	HMO, Commercial, Medicaid, Medicare, Medicare Advantage, Medicare Part D [more...]
QI Western Region Medicare Provider Availability Monitoring	Jenny P Anderson	AJ920-11495		HN Life, HNAZ, HNCA, HNOR	HN Life, Provider Network Management, Quality Assurance	1/17/2014	Medicare Advantage HMO, Medicare Advantage PPO, Medicare Advantage SNP
Claims 1, Life Claim Analysis	Menita X Avila	AC96-17230		HN Life	HN Life	7/16/2014	Basic Life

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Claims 2, Claims Denial	Menita X Avila	AC1019-164124		HN Life	HN Life	7/16/2014	Basic Life
Claims 3, Life Claims - Pend	Menita X Avila	AC1019-165958		HN Life	HN Life	7/16/2014	Basic Life
Claims 4, Life Claims Payment	Menita X Avila	AC1022-132418		HN Life	HN Life	7/16/2014	Basic Life
Claims 5, Life Claim Appeal	Menita X Avila	AC1024-154953		HN Life	HN Life	7/16/2014	Basic Life
Claims 6, Life Claims Fraud	Menita X Avila	AC1029-154641		HN Life	HN Life	7/16/2014	Basic Life
Claims 7, Waiver of Premium	Menita X Avila	AC123-162257		HN Life	HN Life	7/16/2014	Basic Life
Claims 8, Long Term Disability	Menita X Avila	AC1219-152628		HN Life	HN Life	7/16/2014	Long Term Disability
Call Routing Modification Policy and Procedure	Daniel G Middaugh	SD64-15549		All	HNAZ, Member Services, HNOR, Customer Service	6/17/2014	All
System Outage Communication and Escalation Process	Daniel G Middaugh	SD64-15553		All	HNAZ, Member Services, HNOR, Customer Service	7/7/2014	All
Federal Employees Benefit (FEHB) Program Rating and Audit Support	Sherry E Brown	BS116-143041		HNAZ, HNCA, HNI	HNAZ, Underwriting - Group, Commercial Sales, Actuarial [more...]	7/10/2014	Commercial HMO
AHCCCS Problem Management Policy/Procedure	John R Dancoisne	DJ712-14433		HNAZ	HNAZ	5/22/2014	AHCCCS (AZ Medicaid)
AHCCCS Security Assessment Policy/Procedure	John R Dancoisne	WN624-151938		HNAZ	HNAZ	5/27/2014	AHCCCS (AZ Medicaid)

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Chief Executive Officer - Plan of Authority	Pamela L Gregg	GS417-11166		HNAZ	HNAZ	1/28/2014	HMO, Commercial, Medicare Advantage, POS, PPO, IFP
Blue and Gold HMO Non-Contracted Sutter Hospitals Post Stabilization and Transfer Authorization Requests	Viola Lo	ZT426-12015	W	HNCA	HNCA Other, Member Services, Provider Services	4/1/2014	Commercial
Cal Optima Outbound 837 Procedures	Marisela D Buehrle	BM101-125055		HNCA	HNCA Other	10/11/2013	California Medicaid of California (Medi-Cal) [more...]
CalViva Family HealthCare Encounter volume submission & rejection reports.	Marisela D Buehrle	BM108-9314		HNCA	HNCA Other	1/2/2014	Cal Viva
CHP Outbound File Procedures	Marisela D Buehrle	BM827-143219		HNCA	HNCA Other	1/2/2014	PPO, Comm, Healthy Kids
Community Advisory Committee	April X Canetto	WN111-145741		HNCA	HNCA Other	6/30/2014	Medi-Cal, Dual Eligible
Compliance Monitoring for Specialty Plans and Ancillary Vendors	Humaira S Theba	OM101-162834		HN Life, HNCA, HNI	HNCA Other	5/5/2014	HMO, POS, PPO, EPO
Culturally and Linguistically Appropriate Community Resources and Referrals	April X Canetto	WN111-153430		HNCA	HNCA Other	5/5/2014	Medi-Cal, Dual Eligible
Health Education and Cultural and Linguistic Services Group Needs Assessment	Lali E Witrago	WN111-152526		HNCA	HNCA Other	6/26/2014	Medi-Cal
Language Assessment for SHP Bilingual Representatives	Edwin X Ram	ED119-13490	W	HNCA	HNCA Other	3/31/2014	Medicaid
Medi-Cal C&L Program Description	Diana M Carr	TH1018-95146		HNCS	HNCA Other	7/18/2014	Medicaid
SHP Medi-Cal Event MOU (Memo of Understanding) Process	Diane X Baxter	BD120-213155		HNCA	HNCA Other	1/28/2014	Medicaid
Signature Authority Policy - Capitation Checks	Cecil J Woods	WC713-163020	NW	HNCA	HNCA Other	5/27/2014	HMO
Personal Fundraising Guidelines for HN Officers and HN Inc. Directors	Afrodite P Smith	AB76-85622		All	HNI, Legal, Finance, Corporate Compliance	12/6/2013	N/A

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
					Department		
Board of Directors - Majority Voting	Remy M Franklin	SS428-113534		All	HNI	1/28/2014	All
Telemarketing Do Not Call Master Policy - 1/20/05	Shelley X Axelson	MP628-153118	NE	HN Life, HNAZ, HNCA, HNFS, HNI, HNNE, HNOR, HNPS, MHN	HNI	7/2/2013	HMO, Commercial, Medicaid, Medicare, Medicare Advantage, Medicare Part D [more...]
State of Connecticut Office of the Attorney General Complaint Process	Arlana Flores	CV515-112251	NE	HNNE	HNNE	2/10/2014	Commercial
HN Medicare (all regions) Request to Reinstate Coverage Policy & Procedure	Christine X Martignoni	LV118-15017		HNAZ, HNCA, HNOR	HNOR, HNCA Other, HNAZ	8/15/2014	Medicare Advantage
CCC P&P - HNOR/HNWA Members requesting assistance filing a written Appeal, Grievance or Complaint	Viola Lo	ZT525-10126		HNOR	HNOR	7/30/2013	Commercial, HMO, POS, PPO
Medicare Advantage (MA) and Part D Website Marketing Content	Celina X Hanna	SG56-82154		HN Life, HNAZ, HNCA, HNOR, HNPS	HNPS, Chief Technology Office (CTO), Marketing	7/10/2014	Medicare Advantage, Medicare Part D
Medicare Part D Claims Reconciliation to PDE	Eric X Juline	KD18-101029		HN Life, HNAZ, HNCA, HNCT, HNINY, HNNE, HNOR	HNPS, Finance, Membership, National Medicare Compliance	4/2/2014	Medicare Part D, Dual Eligible
PDE Error Correction And Tracking	Lakhwinder Kaur	KL105-113249		HN Life, HNAZ, HNCA, HNCT, HNINY, HNOR	HNPS, Finance, Membership, National Medicare Compliance	4/21/2014	Medicare Part D, Dual Eligible
Medicare Part D PDE Aging Report	Eric X Juline	KL1122-144119		HNAZ, HNCA, HNOR, HNPS	HNPS, Finance, Membership	4/2/2014	Medicare Part D, Dual Eligible
Part D Prescription Drug Event (PDE) ImmediatelyActionable PDE Errors	Lakhwinder Kaur	KD924-83525		HN Life, HNAZ, HNCA, HNCT, HNINY, HNNE,	HNPS, Membership, Finance,	3/3/2014	Medicare Part D, Dual Eligible

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
				HNOR	National Medicare Compliance		
ACA Exchange Reporting - Prescription Drug Distribution and Cost Reporting	Scott M Wert	WS423-9583		HNPS	HNPS	5/5/2014	Health Benefit Exchange
Advanced Payment of the Premium Tax Credit (APTC)	Lorraine L Dennis	DL123-1406		HNPS	HNPS	1/27/2014	Health Benefit Exchange
Distribution of the â€œMedicare Prescription Drug Coverage and Your Rightsâ€□ Standardized Pharmacy Notice	Catherine E Cole	CC227-14920		HNPS	HNPS	8/18/2014	Dual Eligible, Medicare Part D
Drug Recall, Market Withdrawal or Drug Shortage	Rena M Vasile	VR624-154421		HNPS	HNPS	8/28/2014	All
Formulary & Benefit Management Supervisor Change Request (CR) Quality Assurance Review	Crystal X Alford	MC1216-133535		HNPS	HNPS	12/11/2013	Medicaid, Medicare, Commercial, Medicare Part D, Healthy Kids, Medi-Cal [more...]
Formulary Management Overall Policy	Crystal X Alford	PC1213-8539		HNPS	HNPS	9/25/2013	Commercial, Medicaid, Medicare Part D, Healthy Kids, Medi-Cal [more...]
Formulary/Drug List - Development, Updates and Posting	Phyllis Y Noble	NP118-85524		HNOR	HNPS	5/12/2014	POS, PPO, EPO, Community Care
Generic Substitution	Phyllis Y Noble	VC1219-115559		HNOR	HNPS	4/4/2014	Commercial, POS, PPO, EPO, Community Care
Health Net electronic prescribing (e-prescribing or e-Rx) Policy	Crystal X Alford	PC36-5593		HNPS	HNPS	11/8/2013	Medicaid, Commercial, Medicare Part D, Healthy Kids, Medi-Cal [more...]
Health Net Pharmaceutical Services - Pharmacy Audit and Recovery Department Overview	Donna M Lenhoff	BB83-113453		HNPS	HNPS	5/19/2014	All
Health Net Pharmaceutical Services Centralization Process for Appeals and Grievances Medicare Part D Responses	Donna M Lenhoff	UC615-7138		HNPS	HNPS	8/13/2014	Medicare Part D, Medicare-Medicaid
Health Net Pharmaceutical Services Contract Team	Katherine J Gumpert	GK627-124821	N/A	HNPS	HNPS	2/4/2014	All

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Health Net Pharmaceutical Services Establish and Implement the Rebate Administration - Annual Notice	Katherine J Gumpert	GK624-131148	N/A	HNPS	HNPS	4/7/2014	All
Health Net Pharmaceutical Services Medi-Cal - After-Hours Emergency Overrides	Donna M Lenhoff	LD731-154837		HNPS	HNPS	8/3/2014	Medi-Cal
Health Net Pharmaceutical Services Medi-Cal - California Children Services (CCS) Program	Donna M Lenhoff	LD81-16542		HNPS	HNPS	8/5/2014	Medi-Cal
Health Net Pharmaceutical Services Medi-Cal - Carve-Out Medications	Donna M Lenhoff	LD731-123949		HNPS	HNPS	8/3/2014	Medi-Cal
Health Net Pharmaceutical Services Medi-Cal - Compound Medications	Donna M Lenhoff	LD81-124531		HNPS	HNPS	8/5/2014	Medi-Cal
Health Net Pharmaceutical Services Medi-Cal - Drug Utilization Review (DUR)	Donna M Lenhoff	LD84-102312		HNPS	HNPS	8/5/2014	Medi-Cal
Health Net Pharmaceutical Services Medi-Cal - Emergency Medication Provisions	Donna M Lenhoff	LD84-94223		HNPS	HNPS	8/5/2014	Medi-Cal
Health Net Pharmaceutical Services Medi-Cal - HNMC Reimbursement Appeals	Donna M Lenhoff	LD81-121929		HNPS	HNPS	8/5/2014	Medi-Cal
Health Net Pharmaceutical Services Medi-Cal - Injectable Medications	Donna M Lenhoff	LD84-105734		HNPS	HNPS	8/5/2014	Medi-Cal
Health Net Pharmaceutical Services Medi-Cal - Medication Denial of Coverage	Donna M Lenhoff	LD81-141552		HNPS	HNPS	8/5/2014	Medi-Cal
Health Net Pharmaceutical Services Medi-Cal - Medication Prior Authorizations, Pre-Service Decisions, and Exceptions	Donna M Lenhoff	LD731-145221		HNPS	HNPS	8/5/2014	Medi-Cal
Health Net Pharmaceutical Services Medi-Cal - Nutritional Supplements	Donna M Lenhoff	LD84-162239		HNPS	HNPS	8/5/2014	Medi-Cal
Health Net Pharmaceutical Services Medi-Cal - Pharmacy Prior Authorization (PA) Staff Training Process	Donna M Lenhoff	LD85-123522		HNPS	HNPS	8/5/2014	Medi-Cal

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Health Net Pharmaceutical Services Medi-Cal - Recommended Drug List (RDL) Development and Application	Donna M Lenhoff	LD85-15236		HNPS	HNPS	8/8/2014	Medi-Cal
Health Net Pharmaceutical Services Medicare-Medicaid â€" Non Part D Drug Formulary Maintenance Processes	Donna M Lenhoff	LD327-162636		HNPS	HNPS	3/31/2014	Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D - Annual Pharmacy Directory Development and Review Process	Donna M Lenhoff	BB917-163715		HNPS	HNPS	8/7/2014	Medicare Part D, Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D - Monthly Medicare Part D and Medicare-Medicaid Plan Formulary Compare Process	Donna M Lenhoff	BB131-144712		HNPS	HNPS	11/12/2013	Medicare Part D, Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid - Appointment of Representative Process for Coverage Determinations for Benefits	Donna M Lenhoff	BB319-14132		HNPS	HNPS	3/5/2014	Medicare Part D and Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid - B vs. D Rejected Pharmacy Claim Review	Donna M Lenhoff	BB621-105332		HNPS	HNPS	10/31/2013	Medicare Part D, Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid - Best Available Evidence Process	Donna M Lenhoff	BB109-155935		HNPS	HNPS	6/13/2014	Medicare Part D, Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid - Bundling of Medicare Part D Home Infusion Drugs Under a Medicare Part C Supplemental Benefit	Donna M Lenhoff	BB123-133754		HNPS	HNPS	11/7/2013	Medicare Part D, Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid - Centers for Medicare and Medicaid Services Required Reporting	Donna M Lenhoff	BB228-161426		HNPS	HNPS	5/16/2014	Medicare Part D and Medicare-Medicaid

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid - Claims Processing Error Resolution Process	Donna M Lenhoff	BB729-155428		HNPS	HNPS	8/14/2014	Medicare Part D, Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid - CMS Approved Formularies - Provision of Adequate Formularies	Donna M Lenhoff	BB34-95514		HNPS	HNPS	11/7/2013	Medicare Part D, Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid - Coordination of Benefits Pharmacy Service Center Support	Donna M Lenhoff	BB123-104815		HNPS	HNPS	6/10/2014	Medicare Part D and Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid - Coordination of Benefits: Patient Assistance Program	Donna M Lenhoff	BB325-151017		HNPS	HNPS	8/14/2014	Medicare Part D, Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid - Cost Sharing Guidelines for Low-Income Individuals	Donna M Lenhoff	BB123-1115		HNPS	HNPS	8/29/2013	Medicare Part D, Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid - Coverage Determination for Payment Process	Donna M Lenhoff	BB411-104014		HNPS	HNPS	3/31/2014	Medicare Part D, Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid - Coverage Determination Internal Monitoring Program	Donna M Lenhoff	BB78-145521		HNPS	HNPS	10/28/2013	Medicare Part D, Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid - Coverage of Replacement Medications	Donna M Lenhoff	BB102-9050		HNPS	HNPS	9/24/2013	Medicare Part D and Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid - CVS Caremark Medicare Part D and Medicare-Medicaid Plan Administration Issues Reporting	Donna M Lenhoff	BB614-165134		HNPS	HNPS	5/23/2014	Medicare Part D and Medicare-Medicaid

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid - DESI Drug Maintenance Process	Donna M Lenhoff	LD210-16330		HNPS	HNPS	10/28/2013	Medicare Part D, Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid - Drug Coverage Under Medicare Part D	Donna M Lenhoff	BB1123-141418		HNPS	HNPS	8/25/2014	Medicare Part D, Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid - Early Refill Process	Donna M Lenhoff	BB316-91759		HNPS	HNPS	9/24/2013	Medicare Part D and Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid - Formulary Change and Notification Process	Donna M Lenhoff	BB914-105830		HNPS	HNPS	1/15/2014	Medicare Part D, Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid - Formulary Development, Submission and Posting Processes	Donna M Lenhoff	BB910-155847		HNPS	HNPS	8/26/2014	Medicare Part D, Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid - Formulary Education	Donna M Lenhoff	BB35-155719		HNPS	HNPS	11/5/2013	Medicare Part D, Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid - Formulary Maintenance Processes	Donna M Lenhoff	BB34-101626		HNPS	HNPS	11/7/2013	Medicare Part D, Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid - HNPS and Medical Claims Department Interfaces	Donna M Lenhoff	BB513-154043		HNPS	HNPS	8/14/2014	Medicare Part D, Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid - Interface Between Membership Repository Database and Pharmacy Claims Processor	Donna M Lenhoff	BB717-111032		HNPS	HNPS	7/11/2014	Medicare Part D, Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid - Issues Reporting and Tracking	Donna M Lenhoff	BB614-154020		HNPS	HNPS	5/23/2014	Medicare Part D and Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid -	Donna M Lenhoff	LD37-151343		HNPS	HNPS	7/11/2014	Medicare Part D, Medicare-Medicaid

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
MAM Process							
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid - Medicare Drug Integrity Contractor Requests	Donna M Lenhoff	BB226-95334		HNPS	HNPS	5/16/2014	Medicare Part D, Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid - Member Explanation of Benefits Process	Donna M Lenhoff	BB521-9226		HNPS	HNPS	7/9/2014	Medicare Part D and Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid - Member Initiated Coverage Determination for Benefits Request Processing	Donna M Lenhoff	BB730-153826		HNPS	HNPS	9/20/2013	Medicare Part D and Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid - Member TrOOP and Gross Drug Spend Reporting Upon Disenrollment	Donna M Lenhoff	BB521-85533		HNPS	HNPS	9/24/2013	Medicare Part D and Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid - Non-Matched NDC Maintenance and Communication Process	Donna M Lenhoff	BB14-15913		HNPS	HNPS	11/5/2013	Medicare Part D, Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid - NSDE and No NDA/ANDA or BLA Maintenance Process	Donna M Lenhoff	BB89-152542		HNPS	HNPS	10/25/2013	Medicare Part D, Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid - Pharmacy Access During a Federal Disaster or Other Public Health Emergency Declaration	Donna M Lenhoff	BB625-105454		HNPS	HNPS	9/24/2013	Medicare Part D and Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid - Pharmacy Service Center Complaint Tracking Module Process	Donna M Lenhoff	BB925-144023		HNPS	HNPS	6/10/2014	Medicare Part D, Medicare-Medicaid

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid - Pharmacy Services Center (PSC) Member Correspondence Processing	Donna M Lenhoff	BB411-1634		HNPS	HNPS	8/13/2014	Medicare Part D, Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid - Pharmacy Technical Support	Donna M Lenhoff	BB515-113132		HNPS	HNPS	9/26/2013	Medicare Part D and Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid - Policies and Procedures Management	Donna M Lenhoff	BB516-1300		HNPS	HNPS	5/16/2014	Medicare Part D and Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid - Prescription Claim Timely Filing Limitations	Donna M Lenhoff	BB1211-95750		HNPS	HNPS	9/24/2013	Medicare Part D and Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid - Preventing Part D Payment for Drugs Included in the End-Stage Renal Disease (ESRD) Prospective Payment System (PPS)	Donna M Lenhoff	BB516-164139		HNPS	HNPS	11/21/2013	Medicare Part D, Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid - Preventing Part D Payment for Hospice Drugs	Donna M Lenhoff	BB518-115947		HNPS	HNPS	12/19/2013	Medicare Part D, Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid - Prior Authorization Criteria Documentation Development, Submission and Website Posting Processes	Donna M Lenhoff	BB727-82435		HNPS	HNPS	6/25/2014	Medicare Part D, Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid - Provider Submitted Non-Electronic Claim Processing	Donna M Lenhoff	BB319-122128		HNPS	HNPS	8/14/2014	Medicare Part D, Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid - Provider Toll-Free Formulary Exceptions and Prior Authorization Support	Donna M Lenhoff	BB521-93936		HNPS	HNPS	9/24/2013	Medicare Part D and Medicare-Medicaid

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid - Rejected and Paid Pharmacy Claim Review Process	Donna M Lenhoff	BB331-15457		HNPS	HNPS	8/13/2014	Medicare Part D, Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid - Retroactive Low Income Cost-Sharing Level Claims Reprocessing Monitoring	Donna M Lenhoff	BB1117-132536		HNPS	HNPS	8/30/2013	Medicare Part D, Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid - Transition Fill Program Grandfather Drug List	Donna M Lenhoff	BB85-154356		HNPS	HNPS	11/8/2013	Medicare Part D, Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid - Transition Program Member Notification Process and Oversight	Donna M Lenhoff	BB714-16384		HNPS	HNPS	8/15/2014	Medicare Part D, Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid - Transition Program Prescriber Notification Process and Oversight	Donna M Lenhoff	BB330-114936		HNPS	HNPS	8/14/2014	Medicare Part D, Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid - Vaccine and Vaccine Administration Claim Submission Verification Process	Donna M Lenhoff	BB59-161458		HNPS	HNPS	3/18/2014	Medicare Part D, Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid - Vaccine Access	Donna M Lenhoff	BB229-132316		HNPS	HNPS	9/24/2013	Medicare Part D and Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid - Vaccine Administration	Donna M Lenhoff	BB123-165242		HNPS	HNPS	11/7/2013	Medicare Part D, Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid - Website Content	Donna M Lenhoff	BB31-95335		HNPS	HNPS	11/7/2013	Medicare Part D, Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid Expedited Coverage Determination for Benefits	Sarka Parod	PS29-114549		HNPS	HNPS	3/24/2014	Medicare Part D, Dual Eligible

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid Standard Coverage Determination for Benefits	Sarka Parod	PS29-92854		HNPS	HNPS	3/24/2014	Medicare Part D, Dual Eligible
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid â€" B versus D Rejected Pharmacy Claim Review	Donna M Lenhoff	LD328-93549		HNPS	HNPS	8/13/2014	Medicare Part D, Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid â€" Member Notification of Part D Coverage and Applicable Discount When CMS Specifies a Retroactive Effective Date for a Labeler Code	Donna M Lenhoff	LD57-16494		HNPS	HNPS	10/28/2013	Medicare Part D, Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D and Medicare-Medicaid â€" PDE Error 867 Monitoring Process	Donna M Lenhoff	LD72-91330		HNPS	HNPS	8/30/2013	Medicare Part D, Medicare-Medicaid
Health Net Pharmaceutical Services Medicare Part D Process for Administrative Law Judge Hearings	Sarka Parod	PS629-145549		HNPS	HNPS	6/9/2014	Medicare Part D
Health Net Pharmaceutical Services Trade Relations Manufacturer Rebate Agreement Compliance Reviews	Katherine J Gumpert	GK624-133258	N/A	HNPS	HNPS	2/4/2014	All
Health Net Pharmacy Network - Dual Eligible Program Support	Donna M Lenhoff	LD42-151538		HNPS	HNPS	3/25/2014	Medicare Part D, Dual Eligible
Health Net Pharmacy Network Louisiana Quarterly Claim Review	Catherine E Cole	CC85-14166		HNPS	HNPS	7/2/2014	Medicare Part D, Dual Eligible
Health Net Pharmacy Network Validation of Medicare Part D Reporting	Catherine E Cole	CC311-145844		HNPS	HNPS	3/26/2014	Medicare Part D, Dual Eligible
Health Net Pharmacy Network â€" Pharmacy Access â€" Review Claims that Rejected for being â€œOut of Networkâ€□; Solicit Pharmacies	Catherine E Cole	CC418-10418		HNPS	HNPS	8/14/2014	Medicare Part D, Dual Eligible
Health Net Pharmacy Networks - Competitive Price Reviews	Catherine E Cole	CC814-10141		HNPS	HNPS	8/23/2013	Commercial, State, Medicare Part D, Dual

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
							Eligible
Health Net Pharmacy Networks - Prompt Payment by Part D Sponsors	Catherine E Cole	CC126-121239		HNPS	HNPS	7/2/2014	Medicare Part D, Dual Eligible
Health Net Veterans Affairs - Community Based Outpatient Clinic - Retail Pharmacy Contracting	Donna M Lenhoff	BB53-161159		HNPS	HNPS	5/5/2014	Health Net Veteran's Affairs
Health Net Veterans Affairs - Formulary Maintenance	Donna M Lenhoff	BB427-105210		HNPS	HNPS	6/2/2014	Health Net Veterans Affairs
Health Net Veterans Affairs - Pharmacy Benefit Setup and Maintenance	Donna M Lenhoff	BB427-83742		HNPS	HNPS	6/2/2014	Health Net Veterans Affairs
HNPS (Rancho Cordova Location) Health Care Professionals Licensure Requirement.	Sarka Parod	CC128-134351		HNPS	HNPS	6/20/2014	N/A
HNPS Associate of the Month Program Policy & Procedure	Stephen J Callagy	BL125-133212	NW	HNPS	HNPS	1/6/2014	N/A
HNPS Communication Origination P&P	Rena M Vasile	VR21-111338		HNPS	HNPS	5/14/2014	All
HNPS Communications Annual P&P Reviews	Rena M Vasile	VR1027-85846		HNPS	HNPS	4/23/2014	All
HNPS Drug Utilization Review (DUR)	Michael J McClusky	MM1023-92649		HNPS	HNPS	7/11/2014	HMO, Commercial, Medicare, Medicare Advantage, Medicare Part D, POS, PPO [more...]
HNPS Intranet Policy & Procedure	Stephen J Callagy	CS123-142117		HNPS	HNPS	8/14/2013	N/A
HNPS Medicare & Commercial Benefit Request Policy	Crystal X Alford	PC312-7461		HNAZ, HNCA, HNNE, HNOR, HNPS	HNPS	9/13/2013	Medicare Part D, Commercial, Dual Eligible
HNPS Medicare Part D: Drug Utilization Management and Quality Assurance and Retrospective Drug Utilization Review	Linda L Reynolds	RS45-133638		HNPS	HNPS	7/24/2014	Medicare Part D, Dual Eligible
HNPS Member Communications Policy & Procedure	Rena M Vasile	VR103-131931		HNPS	HNPS	11/8/2013	All

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
HNPS Quality Improvement Organization Collaboration	Michael J McClusky	MM330-112157		HNAZ, HNCA, HNOR, HNPS	HNPS	1/21/2014	Medicare Part D, Dual Eligible
HNPS Resident Interview and Ranking Process	Cathrine V Misquitta	MC1017-102913		HNPS	HNPS	11/22/2013	N/A
MAC â€“ Coordination of Updating MAC Lists with Caremark	Catherine E Cole	CC63-10146		HNPS	HNPS	8/27/2014	N/A
Medicare Changes â€“ Benefit Administration Request Testing Review	Crystal X Alford	BC322-10855		HNPS	HNPS	2/20/2014	Medicare, Dual Eligible
Medicare DIR Reporting Processes	Kathleen D Overbey	OK113-153031		HNPS	HNPS	8/12/2014	Medicare
Medication Therapy Management	Carrie N Holden	HC37-83341		HNPS	HNPS	6/19/2014	Medicare Part D, Dual Eligible
Opioid Overutilization Management	Cathrine V Misquitta	MC1115-8299		HNAZ, HNCA, HNOR, HNPS	HNPS	11/22/2013	Medicare Part D, Dual Eligible
Pharmacy Claims Processing	Kathleen D Overbey	OK1223-113858		HNPS	HNPS	11/12/2013	HMO, Commercial, Medicaid, Medicare, Medicare Advantage, Medicare Part D [more...]
Pharmacy Claims Processor User ID Access Control	Virginia E White	WV129-13320		HNPS	HNPS	1/6/2014	All
Pharmacy Department Claims Processing	Phyllis Y Noble	VC1210-102846		HNOR	HNPS	4/4/2014	Commercial, POS, PPO, EPO, Community Care
Pharmacy Policies Procedures Overview	Phyllis Y Noble	NP527-14834		HNOR	HNPS	6/9/2014	Commercial, POS, PPO, EPO, Community Care
Prescription Drug Samples - HNPS	Cathrine V Misquitta	MC12-85954		HNAZ, HNCA, HNNE, HNOR, HNPS	HNPS	6/4/2014	HMO
Prescription Synchronization	Kelsey M Wallace	WK57-1435		HNOR	HNPS	5/8/2014	Commercial, PPO, EPO, POS, Community Care
Prior Authorization/Formulary Exceptions	Phyllis Y Noble	PL521-115955		HN Life, HNOR, HNPS	HNPS	3/14/2014	Commercial, EPO, POS, PPO, Indemnity, Community Care

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Rebate G/L Accounting Control Processes and Procedures	Kathleen D Overbey	OK811-13330		HNPS	HNPS	6/2/2014	ALL
Rebate Invoicing	Kathleen D Overbey	OK811-14220		HNPS	HNPS	7/21/2014	HMO, Commercial, Medicaid, Medicare Advantage, Medicare Part D, PPO [more...]
Rebate Payment Receipt and Allocation	Kathleen D Overbey	OK218-112240		HNPS	HNPS	7/21/2014	HMO, Commercial, Medicaid, Medicare, Medicare Advantage, Medicare Part D [more...]
Rebate Reconciliation - Rebate True up - Rebate Reserves Processes and Procedures	Kathleen D Overbey	OK811-12536		HNPS	HNPS	6/2/2014	ALL
Residency Standards and Expectations	Cathrine V Misquitta	MC626-134633		HNPS	HNPS	6/4/2014	N/A
Third Party Clinical Reviews	Lynn Pettitt	PL722-16025		HNOR	HNPS	6/24/2014	Commercial
Vacation Supply Overrides	Phyllis Y Noble	VC1219-12016		HNOR	HNPS	1/22/2014	Commercial, EPO, POS, PPO, Indemnity, Community Care
Internal Audit Department Policy and Procedures on Annual Letter of Assurance for Internal Management Control Review Reporting (Report No. H004)	Mayra J Villalta	VM27-103735		HNFS	Internal Audit Department	5/7/2014	HNFS/TRICARE
Internal Audit Department Policy and Procedures on Internal Control Reviews (Report No. H015)	Mayra J Villalta	VM27-114551		HNFS	Internal Audit Department	5/7/2014	HNFS/TRICARE
Internal Audit Department Policy and Procedures on Statement on Standards for Attestation Engagements no. 16 (SSAE 16) (Report No. C020)	Mayra J Villalta	VM27-12224		HNFS	Internal Audit Department	5/7/2014	HNFS/TRICARE
Internal Audit Department Policy and Procedures on Vulnerability Assessments (Report No. H014)	Mayra J Villalta	VM27-121325		HNFS	Internal Audit Department	5/7/2014	HNFS/TRICARE
Internal Audit Department Work Instructions on Audit Processes and Documentation	Mayra J Villalta	VM111-114236		HNFS, MHN Govt. Srvs	Internal Audit Department	6/6/2014	N/A

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Internal Audit Department Work Instructions on Organizational Status and Administration	Mayra J Villalta	VM111-94455		HNFS, MHN Govt. Srvs	Internal Audit Department	8/5/2014	N/A
Medicare Fee Schedule Validation	Alex M Black	SL429-16347		MHN	ITG, MHN Claims, MHN Configurations	7/11/2014	Medicare Advantage
ECP - Project Brief Creation	Mia S Terry-Samuels	TM325-163957		HNI	ITG	6/3/2014	All
ECP Wintel Storage Management Process	Mia S Terry-Samuels	TM220-1713		All	ITG	6/3/2014	All
EPSS ID_003 Sponsoring Projects	Mia S Terry-Samuels	TM72-104617		All	ITG	8/13/2014	N/A
EPSS ID_013 Special Projects	Mia S Terry-Samuels	TM78-161823		All	ITG	8/13/2014	N/A
EPSS ID_017 Report Status	Mia S Terry-Samuels	TM710-154923		All	ITG	8/13/2014	N/A
EPSS ID_020 Daily Operations Review Meeting	Mia S Terry-Samuels	TM73-113043		All	ITG	8/13/2014	N/A
EPSS ID_023 Initiate SWAT Bridges for Severe Outages	Mia S Terry-Samuels	TM410-123949		All	ITG	6/4/2014	N/A
EPSS ID_024 Contact Service Delivery Manager	Mia S Terry-Samuels	TM73-111438		All	ITG	8/13/2014	N/A
EPSS ID_025 Service Delivery Manager Engagement	Mia S Terry-Samuels	TM710-153630		All	ITG	8/13/2014	N/A
EPSS ID_029 Formal Communication of Outages	Mia S Terry-Samuels	TM528-165830		All	ITG	6/4/2014	N/A
EPSS ID_030 Attend SWAT Calls	Mia S Terry-Samuels	TM63-165333		All	ITG	6/4/2014	N/A
EPSS ID_031 Formal Resolution of Production System Availability & Response Issues	Mia S Terry-Samuels	TM626-132646		All	ITG	8/13/2014	N/A
EPSS ID_032 Sending G2 Notifications	Mia S Terry-Samuels	TM624-161738		All	ITG	8/13/2014	N/A
EPSS ID_040 Turnover Transition to On Call SDM	Mia S Terry-Samuels	TM625-1529		All	ITG	8/13/2014	N/A
EPSS ID_044 Weekend On Call Duties	Mia S Terry-Samuels	TM625-153926		All	ITG	8/13/2014	N/A

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
EPSS ID_095 Telephone Tree	Mia S Terry-Samuels	TM628-14252		All	ITG	8/13/2014	N/A
EPSS ID_096 Use of Pending in Remedy Tickets	Mia S Terry-Samuels	TM73-14025		All	ITG	8/14/2014	N/A
EPSS Weekly Report Card Procedure	Mia S Terry-Samuels	TM728-203032		All	ITG	7/29/2014	N/A
EPSS Weekly Ticket Stats Procedure	Mia S Terry-Samuels	TM728-211724		All	ITG	7/29/2014	N/A
Health Net Desktop Lifecycle Workflow Methodology	Christopher Stephens	SC531-7455		HNI	ITG	7/30/2014	Commercial
Health Net Process Interface Manual Asset Management	Christopher Stephens	SC530-103542		HNI	ITG	7/30/2014	Commercial
Health Net Security Assessment Policy/Procedure	John R Dancoisne	WN624-153828		HNI	ITG	8/14/2014	All
HealthNet ITG Testing Policy	Dave A Eggers	RW328-10738		HNI	ITG	1/8/2014	N/A
Information Technology Service Level Process Manual	Connie E Shaffer	SC823-114822		All	ITG	3/5/2014	All
Inventory Tool Update and Reporting Procedure	Christopher Stephens	SC529-133835		HNI	ITG	7/30/2014	Commercial
IT Asset Management Group Mailbox Procedure	Christopher Stephens	SC529-123726		HNI	ITG	7/30/2014	Commercial
IT Internal Software Audit Procedure	Christopher Stephens	SC529-12435		HNI	ITG	7/30/2014	Commercial
ITAM Software Naming Standard Procedure	Christopher Stephens	SC530-73740		HNI	ITG	7/30/2014	Commercial
ITG Asset Management Delivery Confirmation Document Policy & Procedure	Mia S Terry-Samuels	TM1211-131047		HNI	ITG	6/2/2014	All
ITG Asset Management Policy & Procedure	Mia S Terry-Samuels	TM211-112852		All	ITG	6/2/2014	N/A
ITG Disaster Recovery Program	Mia S Terry-Samuels	TM115-115532		All	ITG	1/7/2014	All
ITG Disaster Recovery Standards	Mia S Terry-Samuels	TM129-152924		All	ITG	1/7/2014	All
ITG Production Services Change Management Policy	Mia S Terry-Samuels	TM515-162438		All	ITG	5/29/2014	N/A

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
ITG Release Management Business Communication Plan Procedure	Mia S Terry-Samuels	TM515-13913		All	ITG	5/27/2014	N/A
ITG Release Management DB Refresh Procedure	Mia S Terry-Samuels	TM314-101524		HNI	ITG	6/2/2014	N/A
ITG Release Management Project Information Collection	Mia S Terry-Samuels	TM59-142158		HNI	ITG	5/27/2014	N/A
ITG Release Management SIT & UAT At Risk Report	Mia S Terry-Samuels	TM510-9314		HNI	ITG	5/27/2014	N/A
ITG Release Scheduling Policy & Guidelines	Mia S Terry-Samuels	TM31-143347		All	ITG	5/27/2014	All
Manual Deprovisioning	Mia S Terry-Samuels	TM43-143732		All	ITG	6/3/2014	N/A
Server Software Inventory Tool Update and Reporting Procedure	Christopher Stephens	SC529-141132		HNI	ITG	7/30/2014	Commercial
Provider Network Management - Contracted Provider Non-Claim Provider Dispute Process	Anna M Young	YA1014-151458		HNCA, HNCS	Legislation Implementation, Provider Network Management, Provider Services	4/24/2014	HMO, Commercial, Medicare Advantage, POS, PPO, Healthy Families [more...]
Collateral: Creation, Updates and Access	Radhika X Mathur	MR410-164421		MHN	Marketing and Communication	8/1/2014	N/A
Marketing and Communications Material List Maintenance	Wendy M Welsh	WW818-113324		MHN	Marketing and Communication	12/2/2013	Commercial
MHN Quarterly Statistics Update	Wendy M Welsh	MR610-16350		MHN	Marketing and Communication	11/6/2013	MBHO - Managed Behavioral Health Organization
Website Content: Creation and Updates	Radhika X Mathur	MR410-165133		MHN	Marketing and Communication	8/1/2014	N/A
BOM Management Medicare Post-Enrollment Kit Season Set-Up	Shelly L Ferrel	FS116-141642		HNI	Marketing, CDS - Customer Distribution Services, Employer Contracts	1/2/2014	Medicare

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Medi-Cal Member Handbook Development	Miriam A Macias	VE1030-104835		HNCA	Marketing, Employer Contracts	1/2/2014	Medi-Cal
Escalation Process - ANOC/EOC Development for AEP	Teresa Rodriguez	DB45-14436	W	HN Life, HNAZ, HNCA, HNOR	Marketing, Medicare Marketing Review Team, Medicare Product Development [more...]	2/24/2014	Medicare Advantage and Medicare Part D
Medicaid Compliance - Implementation and Communication of Regulatory and Contractual Changes	Sally C Chow	CS37-13252		HNCA	Medicaid Compliance	5/5/2014	Medicaid
Medicaid Compliance â€" Regulatory Communication Distribution Process	Deanna L Eaves	TS118-144851		HNCS	Medicaid Compliance	11/20/2013	Medicaid
Pre-Service Organization Determinations-Medicare Advantage	Sue L Fischer	FS310-164038		HN Life, HNAZ, HNCA, HNOR	Medical Management, Appeals and Grievances (Member)	5/1/2014	Medicare Advantage
Termination of Provider Services: Notice of Medicare Non-Coverage of Skilled Nursing Facility, Home Health Agency or Comprehensive Outpatient Rehabilitation Facility	Sue L Fischer	FS52-191550		HN Life, HNAZ, HNCA, HNOR	Medical Management, Appeals and Grievances (Member)	10/28/2013	Medicare Advantage, Dual Eligible
One Sheet Enrollment Form Kits	Shelly L Ferrel	FS108-1762		HNAZ, HNCA, HNOR	Medical Management, CDS - Customer Distribution Services	6/25/2014	Medicare
AHCCCS Reinsurance	Trista A Loops	LT81-132927		Health Net Access	Medical Management, Finance, Claims	5/22/2014	AHCCCS (AZ Medicaid)

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
AHCCCS-Missed Appointments/No Show	Karen M Ellington	PA66-104653		Health Net Access	Medical Management, Provider Network Management, Member Services	7/1/2014	AHCCCS (AZ Medicaid)
Accessibility of Services	Arlana Flores	CS715-1590	NE	HNNE	Medical Management	2/10/2014	All
Advance Directives - Dual Eligible	Sue L Fischer	FS1127-85615		HNCA	Medical Management	11/18/2013	Dual Eligible
Advance Directives -Medicare Advantage	Sue L Fischer	BG1127-13635		HN Life, HNAZ, HNCA, HNOR	Medical Management	7/7/2014	Medicare Advantage
AHCCCS Advance Directives	Sue L Fischer	FS610-19455		Health Net Access	Medical Management	5/14/2014	AHCCCS (AZ Medicaid)
AHCCCS Appropriate Professionals	Sue L Fischer	EA428-6299		Health Net Access	Medical Management	9/17/2013	AHCCCS (AZ Medicaid)
AHCCCS Care Coordination	Sue L Fischer	FS610-132514		Health Net Access	Medical Management	8/18/2014	AHCCCS (AZ Medicaid)
AHCCCS Case Management Identification of Members with Serious/Complex Conditions	Sue L Fischer	FS66-13168		Health Net Access	Medical Management	10/1/2013	AHCCCS (AZ Medicaid)
AHCCCS Clinical Criteria & Practice Guidelines for Utilization Care Management	Jean V Serratore	EA426-16518		Health Net Access	Medical Management	8/21/2014	AHCCCS (AZ Medicaid)
AHCCCS Community Resources	Sue L Fischer	FS85-152656		Health Net Access	Medical Management	8/14/2014	AHCCCS (AZ Medicaid)
AHCCCS Consistent Application of Utilization Management Criteria by Health Net Medical Directors/Inter Rater Reliability	Sue L Fischer	EA422-153448		Health Net Access	Medical Management	8/4/2014	AHCCCS (AZ Medicaid)
AHCCCS Denial, Modification or Deferral of Services for Lack of Medical Necessity	Sue L Fischer	EA426-182016		Health Net Access	Medical Management	9/24/2013	AHCCCS (AZ Medicaid)
AHCCCS Discharge Planning	Sue L Fischer	EA515-15535		Health Net Access	Medical Management	8/12/2014	AHCCCS (AZ Medicaid)
AHCCCS Disease Management	Sue L Fischer	EA428-64543		Health Net	Medical	8/18/2014	AHCCCS (AZ

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
				Access	Management		Medicaid)
AHCCCS Emergent Care and Post-Stabilization Coverage	Sue L Fischer	EA430-113712		Health Net Access	Medical Management	8/4/2014	AHCCCS (AZ Medicaid)
AHCCCS Hierarchy of Medical Resources	Jean V Serratore	FS610-12737		Health Net Access	Medical Management	9/25/2013	AHCCCS (AZ Medicaid)
AHCCCS Inpatient Concurrent Review	Sue L Fischer	EA418-21139		Health Net Access	Medical Management	8/4/2014	AHCCCS (AZ Medicaid)
AHCCCS Inpatient Hospital Limits for Adults	Sue L Fischer	EA419-104110		Health Net Access	Medical Management	9/17/2013	AHCCCS (AZ Medicaid)
AHCCCS Inter-Rater Reliability Non Physicians	Sue L Fischer	EA422-193927		Health Net Access	Medical Management	9/17/2013	AHCCCS (AZ Medicaid)
AHCCCS Medical Home	Sue L Fischer	FS814-12106		Health Net Access	Medical Management	8/18/2014	AHCCCS (AZ Medicaid)
AHCCCS Medical Management Maternity Care Services	Sue L Fischer	FS613-21725		Health Net Access	Medical Management	8/18/2014	AHCCCS (AZ Medicaid)
AHCCCS Medical Management Training and Education	Sue L Fischer	FS79-72933		Health Net Access	Medical Management	8/14/2014	AHCCCS (AZ Medicaid)
AHCCCS Members with Catastrophic Illnesses	Sue L Fischer	EA417-16448		Health Net Access	Medical Management	8/14/2014	AHCCCS (AZ Medicaid)
AHCCCS Notice of Action for Service Determinations	Sue L Fischer	EA418-213945		Health Net Access	Medical Management	8/4/2014	AHCCCS (AZ Medicaid)
AHCCCS Nutritional Supplements	Sue L Fischer	FS85-14527		Health Net Access	Medical Management	8/18/2014	AHCCCS (AZ Medicaid)
AHCCCS Obstetrical Admission and Delivery	Sue L Fischer	FS812-94052		Health Net Access	Medical Management	10/2/2013	AHCCCS (AZ Medicaid)
AHCCCS Peer Review Committe Charter	Elizabeth E Rivas	RE79-124550		Health Net Access	Medical Management	8/5/2014	AHCCCS (AZ Medicaid)
AHCCCS Peer Review Committee	Elizabeth E Rivas	RE79-122450		Health Net Access	Medical Management	8/5/2014	AHCCCS (AZ Medicaid)
AHCCCS Potential Over and Under-Utilization Member and Provider Profiling	Sue L Fischer	EA418-181022		Health Net Access	Medical Management	5/22/2014	AHCCCS (AZ Medicaid)
AHCCCS Pregnancy Terminations	Sue L Fischer	FS613-22297		Health Net Access	Medical Management	9/24/2013	AHCCCS (AZ Medicaid)
AHCCCS Prior Authorization and Referral Process	Sue L Fischer	EA418-19932		Health Net Access	Medical Management	9/19/2013	AHCCCS (AZ Medicaid)

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
AHCCCS Prior Authroization List Maintenance and Annual Review	Sue L Fischer	FS66-145052		Health Net Access	Medical Management	9/19/2013	AHCCCS (AZ Medicaid)
AHCCCS Reinsurance	Sue L Fischer	FS610-105141		Health Net Access	Medical Management	8/18/2014	AHCCCS (AZ Medicaid)
AHCCCS Retrospective Review	Sue L Fischer	EA428-55327		Health Net Access	Medical Management	10/21/2013	AHCCCS (AZ Medicaid)
AHCCCS Separation of Medical Decisions and Financial Concerns	Sue L Fischer	FS63-152556		Health Net Access	Medical Management	10/1/2013	AHCCCS (AZ Medicaid)
AHCCCS Technology Assessment Policy	Jean V Serratore	EA422-213931		Health Net Access	Medical Management	9/24/2013	AHCCCS (AZ Medicaid)
AHCCCS Timeliness of Decision Making	Sue L Fischer	EA425-123630		Health Net Access	Medical Management	8/5/2014	AHCCCS (AZ Medicaid)
AHCCCS Transplants	Sue L Fischer	EA418-11222		Health Net Access	Medical Management	10/2/2013	AHCCCS (AZ Medicaid)
Ambulance, Emergency and Urgently Needed and Post Stabilization Care Services - Medicare Advantage-Cal Medi-Connect	Sue L Fischer	FS415-135959		HN Life, HNAZ, HNCA, HNOR	Medical Management	3/21/2014	Medicare Advantage, Dual Eligible
Annual Consumer Assessment of Health Care Providers and Systems (CAHPS) Reporting	Leah N Smith	SL712-161030		HN Life, HNAZ, HNCA, HNOR	Medical Management	4/11/2014	Commercial, Medicare, Medi-Cal, Dual Eligible, Health Benefit Exchange
Annual HEDIS Reporting	Leah N Smith	SL712-153536		HN Life, HNAZ, HNCA, HNOR	Medical Management	4/11/2014	Health Benefit Exchange
Annual Medicare Health of Seniors (HOS) Reporting	Leah N Smith	SL712-153759		HN Life, HNAZ, HNCA, HNOR	Medical Management	4/14/2014	Medicare
Application of the Member Evaluation Tool (MET) for Seniors and Personâ€™s with Disabilities (SPDs) UMCM-243 ML	Sue L Fischer	MS718-145045		HNCA	Medical Management	4/9/2014	Medi-Cal
Appropriate Professionals	Sue L Fischer	BG121-135911		HN Life, HNAZ, HNCA, HNOR	Medical Management	9/2/2014	Commercial, Medicare Advantage, Medi-Cal, Dual Eligible
Approval and Distribution of Health Education Materials for Members in Case Management	Sue L Fischer	BG1127-123525		HN Life, HNAZ, HNCA, HNOR	Medical Management	11/19/2013	Commercial, Medicare Advantage, Indemnity, IFP, EPO, Dual

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
							Eligible
Assessment for Case Management -Cal Medi-Connect	Sue L Fischer	FS1127-85845		HNCA	Medical Management	4/1/2014	Dual Eligible
Assessment for Case Management	Sue L Fischer	BG1127-131519		HN Life, HNAZ, HNCA, HNOR	Medical Management	8/27/2014	Commercial, Medicare Advantage, IFP, Indemnity
Assessment for Complex Case Management and/or Care Coordination for SPD -#UMCM-236ML	Sue L Fischer	MS1229-133131		HNCA	Medical Management	8/26/2014	Medi-Cal
Assisting Enrollee with HRA Completion â€"Cal Medi-Connect	Sue L Fischer	FS1014-164216		HNCA	Medical Management	3/18/2014	Dual Eligible
Behavioral Health Referral	Aderonke X Komolafe	KA527-185339		Health Net Access	Medical Management	5/28/2014	Medicaid
Care Settings Transition-Medicare Advantage Special Needs	Sue L Fischer	FS827-145949		HNAZ, HNCA, HNOR	Medical Management	10/30/2013	Medicare Advantage Special Needs Plan
Care Settings Transition - Cal Medi-Connect	Sue L Fischer	FS1127-91858		HNCA	Medical Management	3/22/2014	Dual Eligible
Case Management Identification of Members with Serious/Complex Condition #UMCM-230ML	Sue L Fischer	MS1229-122714		HNCA	Medical Management	6/11/2014	Medi-Cal
Case Management Identification of Members with Serious/Complex Conditions	Sue L Fischer	BG1127-1430		HN Life, HNAZ, HNCA, HNOR	Medical Management	8/26/2014	Commercial, Medicare, Medicare Advantage, Indemnity, IFP
Case Management Program Effectiveness	Sue L Fischer	BG1127-134223		HNAZ, HNCA, HNOR	Medical Management	12/12/2013	Commercial, Medicare Advantage, Indemnity, IFP, EPO, Dual Eligible
Case/Care Management - # UMCM-215ML	Sue L Fischer	MS1228-145813		HNCA	Medical Management	6/27/2014	Medi-Cal
CCC Transfer Process to Resolution Team for Explanation of Benefit (EOB) Reconciliation	Daniel G Middaugh	MD55-92150		HNAZ, HNCA, HNOR	Medical Management	5/29/2014	Medicare Advantage, Medicare Advantage HMO, Medicare Advantage PPO [more...]

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Clinical Criteria for Utilization/Care Management Decisions - Medi-Cal UMCM 227	Sue L Fischer	MS1229-121048		HNCA	Medical Management	12/16/2013	Medi-Cal
Clinical Information for Utilization Management	Sue L Fischer	BG1127-11184		HN Life, HNAZ, HNCA, HNOR	Medical Management	12/2/2013	Commercial, Medicare Advantage, Indemnity, IFP, EPO, Dual Eligible
Clinical Information Required for Review Determination -Medi-Cal #UMCM-211ML:	Sue L Fischer	MS1228-14129		HNCA	Medical Management	12/6/2013	Medi-Cal
CMS Universe Development and Oversight Process	Sue L Fischer	FS39-163850		HN Life, HNAZ, HNCA, HNOR	Medical Management	11/1/2013	Medicare Advantage, Dual Eligible
Communication and Accessibility to UM Associates	Sue L Fischer	BG1127-114332		HN Life, HNAZ, HNCA, HNOR	Medical Management	5/29/2014	Commercial, Medicare Advantage, Indemnity, IFP, EPO, Dual Eligible
Communication and UM Accessibility # UMCM-228 Medi-Cal	Sue L Fischer	MS1229-121631		HNCA	Medical Management	5/27/2014	Medi-Cal
Communication with Disenrolled-Terminated Enrollees- Medicare Advantage- Dual Eligible	Sue L Fischer	FS113-155250		HN Life, HNAZ, HNCA, HNOR	Medical Management	12/2/2013	Medicare Advantage, Dual Eligible
Community Based Adult Services (CBAS) Authorization Process - Medi-Cal	Sue L Fischer	MS53-111446		HNCA	Medical Management	5/7/2014	Medi-Cal
Community Resources - Cal Medi-Connect	Sue L Fischer	FS1127-91226		HNCA	Medical Management	3/22/2014	Dual Eligible
Community Resources - Medicare Advantage	Sue L Fischer	FS46-173429		HN Life, HNAZ, HNCA, HNOR	Medical Management	8/26/2014	Medicare Advantage
Complaints from Members Regarding Breach of Privacy/Confidentiality	Arlana Flores	CS716-93015	NE	HNNE	Medical Management	2/10/2014	All
Complex Case Closure Criteria and Process - Medi-Cal #UMCM-229ML	Sue L Fischer	MS1229-122324		HNCA	Medical Management	6/27/2014	Medi-Cal
Complex Case Management including Coordination of Care for Seniors and Persons with Disabilities -#UMCM-242ML:	Sue L Fischer	MS326-14731		HNCA	Medical Management	8/27/2014	Medi-Cal

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Complex Case Management Program Effectiveness - # UMCM-231 ML	Sue L Fischer	MS1229-12365		HNCA	Medical Management	6/27/2014	Medi-Cal
Complex Case Management Review Monitoring -Medi-Cal #UMCM-232ML	Sue L Fischer	MS1229-124224		HNCA	Medical Management	6/27/2014	Medi-Cal
Consent for Case Management -Cal Medi-Connect	Sue L Fischer	FS1127-9525		HNCA	Medical Management	3/28/2014	Dual Eligible
Consent for Case Management	Sue L Fischer	BG1127-144210		HN Life, HNAZ, HNCA, HNOR	Medical Management	1/31/2014	Commercial, Medicare Advantage, Indemnity, IFP, EPO
Consent for Complex Case Management Medi-Cal #UMCM-233ML	Sue L Fischer	MS1229-124611		HNCA	Medical Management	6/27/2014	Medi-Cal
Consistent Application of Utilization Management Criteria by Health Net Medical Directors/Inter Rater Reliability	Sue L Fischer	FS69-8153		HN Life, HNAZ, HNCA, HNOR	Medical Management	11/11/2013	Commercial, Medicare, Indemnity, IFP, Medi-Cal, Dual Eligible
Continuity and Coordination of Care for Existing Members	Sue L Fischer	BG96-101017		HN Life, HNAZ, HNCA, HNOR	Medical Management	8/27/2014	Commercial, Medicare Advantage
Continuity and Coordination of Care Related to Benefit Exhaustion for Existing Members- Dual Eligible	Sue L Fischer	FS1127-9841		HNCA	Medical Management	11/18/2013	Dual Eligible
Continuity of Care - Medi-Cal #UMCM-216ML	Sue L Fischer	MS1228-15444		HNCA	Medical Management	3/26/2014	Medi-Cal
Continuity of Care Assistance- CA HMO	Sue L Fischer	FS818-141122		HNCA	Medical Management	4/2/2014	Commercial
Continuity of Care Assistance - CA PPO	Sue L Fischer	FS23-113158		HN Life, HNCA	Medical Management	4/2/2014	PPO
Continuity of Care Assistance - Medicare Advantage	Sue L Fischer	FS46-173538		HN Life, HNAZ, HNCA, HNOR	Medical Management	12/2/2013	Medicare Advantage, Dual Eligible
Continuity of Care Assistance - Oregon	Sue L Fischer	AM518-144953		HNOR	Medical Management	11/12/2013	EPO, POS, PPO
Continuity of Care Assistance - Washington	Sue L Fischer	FS212-11148		HNOR	Medical Management	3/5/2014	Commercial
Continuity of Care Assistance -Arizona	Sue L Fischer	BK113-12243		HNAZ	Medical Management	3/5/2014	Commercial
Continuity of Care Assistance EPO - California	Sue L Fischer	FS1119-1199		HN Life	Medical Management	2/24/2014	EPO - California

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Continuity of Care for Existing Members - Cal Medi-Connect	Sue L Fischer	FS1210-134237		HNCA	Medical Management	5/1/2014	Dual Eligible
Denial of Services for Lack of Medical Necessity	Sue L Fischer	BG1130-142935		HN Life, HNAZ, HNCA, HNOR	Medical Management	4/2/2014	Commercial, Medicare Advantage, Indemnity, IFP, EPO, Dual Eligible
Denial, Modification or Deferral of Services for Lack of Medical Necessity - Medi-Cal #UMCM-207	Sue L Fischer	MS1228-132856		HNCA	Medical Management	12/19/2013	Medi-Cal
Development, Implementation and Monitoring of the Case Management Plan of Care- Commercial	Sue L Fischer	FS913-75148		HN Life, HNAZ, HNCA, HNOR	Medical Management	1/31/2014	Commercial, Indemnity, IFP, EPO
Development, Implementation and Monitoring of the Case Management Plan of Care- Medicare Advantage	Sue L Fischer	BG1127-144857		HN Life, HNAZ, HNCA, HNOR	Medical Management	8/26/2014	Medicare Advantage< Medicare Advantage Special Needs Population
Development, Implementation and Monitoring of the Case Management Plan of Care - Cal Medi-Connect	Sue L Fischer	FS1127-91438		HNCA	Medical Management	3/18/2014	Dual Eligible
Development, Implementation and Monitoring of the Complex Case Management Plan of Care -#UMCM-237ML	Sue L Fischer	MS1229-133924		HNCA	Medical Management	8/27/2014	Medi-Cal
Discharge Planning - Medi-Cal #UMCM-208ML:	Sue L Fischer	EA418-184237		HNCA	Medical Management	5/1/2014	Medi-Cal
Emergency Care Services - # UMCM-212ML	Sue L Fischer	MS1228-143839		HNCA	Medical Management	5/30/2014	Medi-Cal
Emergency Room Utilization and Hospital Admission and Readmission Rates -Cal Medi-Connect	Sue L Fischer	FS1217-121651		HNCA	Medical Management	3/28/2014	Dual Eligible
Emergency Services	Sue L Fischer	BG1130-151121		HN Life, HNAZ, HNCA, HNOR	Medical Management	2/20/2014	Commercial, Indemnity, IFP, EPO, Healthy Kids, Healthy Families
Enhanced Case Management for Non-CBAS eligible members - #UMCM-248ML	Sue L Fischer	MS53-114114		HNCA	Medical Management	8/28/2014	Medi-Cal

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Extended Care (SNF) Services - Medicare Advantage and Dual Eligible	Sue L Fischer	BG121-133325		HN Life, HNAZ, HNCA, HNOR	Medical Management	12/6/2013	Medicare Advantage, Dual Eligible
Facilitating Membersâ€™ Adherence to Prescribed Treatments	Sue L Fischer	BG1128-142441		HN Life, HNAZ, HNCA, HNOR	Medical Management	12/2/2013	Medicare Advantage, Dual Eligible
Federal Disaster or Public Health Emergency -Medicare Advantage	Sue L Fischer	FS617-213557		HN Life, HNAZ, HNCA, HNOR	Medical Management	11/21/2013	Medicare Advantage
Health Risk Assessment - Medicare Advantage	Sue L Fischer	FS914-9190		HN Life, HNAZ, HNCA, HNOR	Medical Management	8/27/2014	Medicare Advantage
Health Risk Assessment -Cal Medi-Connect	Sue L Fischer	FS1127-91651		HNCA	Medical Management	4/1/2014	Dual Eligible
HEDIS Unit Part C Reporting Process - PF	Matthew J Roseberry	SL314-132013		HN Life, HNAZ, HNCA, HNCT, HNOR	Medical Management	8/18/2014	Medicare Advantage
HEDIS Unit Part C Reporting Process Reporting SRAE	Matthew J Roseberry	SL314-135724		HN Life, HNAZ, HNCA, HNOR	Medical Management	2/21/2014	Medicare Advantage
Hierarchy of Medical Resources	Jean V Serratore	SJ85-164029		HNI	Medical Management	4/22/2014	All, Dual Eligible
Hospice Care Services - Medi-Cal	Sue L Fischer	FS66-113641		HNCA	Medical Management	5/9/2014	Medi-Cal
Identification and Referral of CCS members Medi-Cal #UMCM-217ML:	Sue L Fischer	MS1228-15165		HNCA	Medical Management	12/19/2013	Medi-Cal
Identification of Members for Disease Management Program Referral	Sue L Fischer	BG1128-143939		HNAZ, HNCA, HNOR	Medical Management	5/27/2014	Commercial, Medicare Advantage, Indemnity, IFP, EPO
Identification of Members for Disease Management Program Referrals -Cal Medi-Connect	Sue L Fischer	FS1214-8442		HNCA	Medical Management	3/28/2014	Dual Eligible
Inpatient Concurrent Utilization Review - Medi-Cal (#UMCM-213ML)	Sue L Fischer	MS1228-145145		HNCA	Medical Management	7/23/2014	Medi-Cal
Inpatient Management	Sue L Fischer	BG1128-14582		HN Life, HNAZ, HNCA, HNOR	Medical Management	11/19/2013	Commercial, Medicare Advantage, Indemnity, IFP, EPO, Dual Eligible

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Inter-Rater Reliability Non Physicians	Sue L Fischer	BG1128-151328		HN Life, HNAZ, HNCA, HNOR	Medical Management	10/30/2013	Commercial, Medicare Advantage, Indemnity, IFP, EPO, Dual Eligible [more...]
Interdisciplinary Care Team Coordination of Care - Cal Medi-Connect	Sue L Fischer	FS1127-92015		HNCA	Medical Management	3/18/2014	Dual Eligible
Management of Enrollees in Subacute Long Term Care â€" Cal MediConnect & Medi-Cal	Sue L Fischer	FS620-114348		HNCA	Medical Management	7/2/2014	Medi-Cal, Dual Eligible
Management of Long Term Care Members- Medi-Cal (CCI Counties)	Sue L Fischer	FS610-132152		HNCA	Medical Management	7/2/2014	Medi-Cal, Full Duals, Partials
Management of Members in Long Term Care- Cal Medi-Connect	Sue L Fischer	FS1218-144320		HNCA	Medical Management	7/25/2014	Dual Eligible
Medi-Cal Disease Management Programs -#UMCM-223ML	Sue L Fischer	MS1228-153814		HNCA	Medical Management	8/28/2014	Medi-Cal
Medical Management Compliance Training and Education	Sue L Fischer	FS119-111519		HN Life, HNAZ, HNCA, HNOR	Medical Management	12/6/2013	Commercial, Medicare Advantage, Indemnity, Medi-Cal, Dual Eligible
Medical Management Pre-Service Reopening Decisions - Medicare Advantage	Sue L Fischer	FS39-17621		HN Life, HNAZ, HNCA, HNOR	Medical Management	12/6/2013	Medicare Advantage, Dual Eligible
Medicare Quality Improvement Program	Candace C Ryan	LG720-92434		HN Life, HNAZ, HNCA, HNOR	Medical Management	6/6/2014	Medicare
Medicare SNF Admission/Readmission and Levels of Care	Sue L Fischer	FS713-72932		HNAZ, HNCA, HNOR	Medical Management	3/28/2014	Medicare Advantage
Medicare SNP Emergency Room Utilization and Hospital Admission/Readmission Rates	Sue L Fischer	FS620-142545		HNAZ, HNCA	Medical Management	2/20/2014	Medicare Advantage Special Needs Plan
Medicare Special Needs Plan Member Stratification	Charlene M Khanlian	KC623-11460		HNAZ, HNCA, HNOR	Medical Management	4/8/2014	Medicare
Member and Provider Annual Assessment Interface - Medicare Advantage	Sue L Fischer	FS1025-173143		HN Life, HNAZ, HNCA, HNOR	Medical Management	2/25/2014	Medicare Advantage
Member Complaints about Quality of Care Service	Arlana Flores	CS715-154718	NE	HNNE	Medical Management	2/10/2014	All

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Obstetrical Admission and Delivery	Sue L Fischer	BG1128-154930		HN Life, HNAZ, HNCA, HNOR	Medical Management	12/6/2013	Commercial, Medicare Advantage, Indemnity, IFP, Dual Eligible, EPO
Part C Medicare Reporting - Medical Management	Sue L Fischer	HP45-82517		HN Life, HNAZ, HNCA, HNOR	Medical Management	5/22/2014	Medicare Advantage, Dual Eligible
Post-Stabilization, In-Patient Care Requested by Non-Contracted Hospitals	Sue L Fischer	TS316-15559		HNCA	Medical Management	3/25/2014	Commercial
Post Stabilization Inpatient Care Requested by Non-Contracting Hospitals - Medi-Cal	Sue L Fischer	MS53-113244		HNCA	Medical Management	5/2/2014	Medi-Cal
Potential Over- and Under- Utilization - Medicare Advantage-Cal Medi-Connect	Sue L Fischer	BG1128-161532		HN Life, HNAZ, HNCA, HNOR	Medical Management	4/1/2014	Medicare Advantage, Dual Eligible
Potential Over- and Under-Utilization-Medi-Cal #UMCM-221ML	Sue L Fischer	MS1228-15349		HNCA	Medical Management	3/25/2014	Medi-Cal
Potential Over and Under Utilization-Commercial	Sue L Fischer	FS16-12725		HN Life, HNAZ, HNCA	Medical Management	3/25/2014	Commercial
Precertification and Prior Authorization Request Procedure -Medi-Cal # UMCM - 209ML	Sue L Fischer	MS1228-134735		HNCA	Medical Management	12/19/2013	Medi-Cal
Prior Authorization List Maintenance and Annual Review	Sue L Fischer	BG1128-163053		HN Life, HNAZ, HNCA, HNOR	Medical Management	3/5/2014	Commercial, Medicare Advantage, Medi-Cal, Dual Eligible
Provision of Nutritional Supplements/ Replacements -Medi-Cal	Sue L Fischer	MS21-9823		HNCA	Medical Management	5/1/2014	Medi-Cal
Quality Review and Evaluation of Cal MediConnect (the Dual Demonstration)	Shekinah A Wright	WS226-15829		HNCS	Medical Management	5/30/2014	Dual Eligible
Referral to Case Management - Medi-Cal #UMCM-235ML:	Sue L Fischer	MS1229-132328		HNCA	Medical Management	12/6/2013	Medi-Cal
Referral to Case Management	Sue L Fischer	FS58-161316		HN Life, HNAZ, HNCA, HNOR	Medical Management	8/27/2014	Commercial, Medicare Advantage, Indemnity, IFP

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Referrals to Non-participating Practitioners/Providers -Medi-cal #UMCM-210ML:	Sue L Fischer	MS1228-13548		HNCA	Medical Management	12/6/2013	Medi-Cal
Regulatory Compliance Monitoring - Medicare Advantage and Dual Eligible	Sue L Fischer	FS52-175031		HN Life, HNAZ, HNCA, HNOR	Medical Management	12/2/2013	Medicare Advantage, Dual Eligible
Screening Criteria for Ambulatory Case Management - # UMCM-234ML	Sue L Fischer	MS1229-125142		HNCA	Medical Management	8/27/2014	Medi-Cal
Screening Criteria for Case Management	Sue L Fischer	BG121-141652		HN Life, HNAZ, HNCA, HNOR	Medical Management	3/26/2014	Commercial, Medicare Advantage, Indemnity, IFP
Second Opinion -#UMCM-240ML	Sue L Fischer	MS326-1408		HNCA	Medical Management	8/27/2014	Medi-Cal
Separation of Medical Decisions and Financial Concerns	Sue L Fischer	BG121-135030		HN Life, HNAZ, HNCA, HNOR	Medical Management	11/11/2013	Commercial, Medicare Advantage, Indemnity, IFP, Dual Eligible, Medi-Cal [more...]
Skilled Nursing Facility Admission/Readmission, CBAS Utilization, Long Term Care and Levels of Care - Cal Medi-Connect	Sue L Fischer	FS1217-84836		HNCA	Medical Management	3/28/2014	Dual Eligible
Special Needs Program Interdisciplinary Care Team Coordination of Care	Sue L Fischer	FS102-13245		HNAZ, HNCA, HNOR	Medical Management	8/4/2014	Medicare Advantage Special Needs Program
Specialty Referral System - Medi-Cal	Sue L Fischer	FS226-144855		HNCA	Medical Management	8/14/2014	Medi-Cal
Standing Referral to Specialty Care - Medi-cal #UMCM-224ML:	Sue L Fischer	MS1229-115057		HNCA	Medical Management	7/8/2014	Medi-Cal
Standing Referral to Specialty Care	Sue L Fischer	BG1130-144440		HN Life, HNAZ, HNCA, HNOR	Medical Management	11/6/2013	Commercial, Medicare Advantage, Indemnity, IFP, EPO, Dual Eligible
State Health Program (SHP) Perinatal Case Management Program #UM/CM-219ML:	Sue L Fischer	MS1213-15164		HNCA	Medical Management	2/24/2014	Medi-Cal
Stratification Methodology - Cal Medi-Connect	Sue L Fischer	FS1210-133948		HNCA	Medical Management	3/18/2014	Dual Eligible

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Transgender Services	Sue L Fischer	FS37-155146		HNCA	Medical Management	3/24/2014	HMO, POS
Use of Board-Certified Physician Consultants in Utilization Management Decision-Making -#UMCM- 239ML:	Sue L Fischer	MS326-135213		HNCA	Medical Management	8/12/2014	Medi-Cal
Use of Board-Certified Physician Consultants in Utilization Management Decision-Making	Sue L Fischer	BG1130-14178		HN Life, HNAZ, HNCA, HNOR	Medical Management	8/25/2014	Commercial, Medicare Advantage, Indemnity, IFP, EPO, Dual Eligible
Utilization Management Decions Timelines - Medi-Cal -#UMCM-225ML:	Sue L Fischer	MS1229-115751		HNCA	Medical Management	8/7/2014	Medi-Cal
Utilization Management Decision Timelines - Commercial- Arizona	Sue L Fischer	BJ518-125433		HN Life, HNAZ	Medical Management	2/21/2014	Commercial
Utilization Management Decision Timelines - Commercial- Washington	Sue L Fischer	FS127-112859		HN Life, HNOR	Medical Management	2/24/2014	PPO, EPO
Utilization Management Decision Timelines -Commercial- Oregon	Sue L Fischer	AM925-121910		HN Life, HNOR	Medical Management	2/20/2014	EPO, PPO, Commercial
Utilization Management Decision Timelines -Commercial - California	Sue L Fischer	FS1110-83739		HN Life, HNCA	Medical Management	2/20/2014	Commercial, Indemnity, IFP
Utilization Management Decisions Timelines - Cal MediConnect	Sue L Fischer	FS212-104025		HNCA	Medical Management	8/27/2014	Cal MediConnect
Utilization Management Timely Access to Health Care Services	Sue L Fischer	FS114-92524		HNCA	Medical Management	8/25/2014	Commercial, Medi-Cal
Scope of Appointment (SOA) Documentation Audit Process â€“ Producer Oversight	Curt Nelson	TR225-85324		HNAZ, HNCA, HNOR	Medicare Compliance, Medicare Sales, Sales Operations, Medicare Programs	4/30/2014	Medicare Advantage
Medicare Compliance Intranet Website Maintenance	Eva Y Lo	LE42-11413		HNI	Medicare Compliance	4/4/2014	Medicare, Medicare Advantage, Medicare Part D, Dual Eligible

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Medicare Compliance Obsolescence of Medicare Advantage (MA), Medicare-Medicaid Plan (MMP) and Part D Marketing Materials	Laura X Allen	LE45-11550		HNI	Medicare Compliance	2/19/2014	Medicare, Medicare Advantage, Medicare Part D, Dual Eligible
Medicare Compliance â€" Managing Health Net Medicare Programs Issue Write Ups	Roseanne X Cruz	CA56-131542		HN Life, HNAZ, HNCA, HNCS, HNI, HNOR	Medicare Compliance	7/23/2013	Medicare Advantage, Medicare Part D, Dual Eligible
Editing Procedure - County by County Grids	Daniel M Pasternak	PD920-14055		HNI	Medicare Product Development, Actuarial	10/17/2013	Medicare Advantage
Medicare Advantage (MA) and Medicare Advantage with Part D (MAPD) Bid Submission: Rebate Reallocation Process	Sherry E Brown	DB217-165151		HN Life, HNAZ, HNCA, HNI, HNOR, HNPS	Medicare Product Development, Corporate Actuarial	2/13/2014	Medicare Advantage
Benefit Configuration Grid â€" Creation and Quality Check Policy and Procedure	Kim M Nguyen	DB514-141728		HNAZ, HNCA, HNOR	Medicare Product Development	8/19/2013	Medicare
Medicare Product Development Review Process for ANOCs and EOCs	Teresa Rodriguez	BJ19-92051		HN Life, HNAZ, HNCA, HNOR	Medicare Product Development	4/1/2014	Medicare, Medicare Advantage
Medicare Advantage (MA) and Medicare Advantage with Part D (MAPD) Bid Submission: MA and MAPD Bid Development and Guiding Process	Sherry E Brown	DB217-153113		HN Life, HNAZ, HNCA, HNI, HNOR, HNPS	Medicare Product Management and Corporate Actuarial	1/27/2014	Medicare Advantage
Medicare Advantage (MA) and Medicare Advantage with Part D (MAPD) Bid Submission: Product View and ABC Report Process	Sherry E Brown	BS225-95215		HNAZ, HNCA, HNI, HNOR	Medicare Product Management and Corporate Actuarial	1/27/2014	Medicare Advantage
Medicare Advantage (MA) and Medicare Advantage with Part D (MAPD) Submission: BPT Actuarial Peer Review Process	Sherry E Brown	BS928-142840		HN Life, HNAZ, HNCA, HNI, HNOR, HNPS	Medicare Product Management and Corporate Actuarial	1/8/2014	Medicare Advantage

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Medicare Advantage (MA) and Part D Bid Submission: PBP Desk Review Process	Sherry E Brown	DB217-161649		HN Life, HNAZ, HNCA, HNI, HNOR, HNPS	Medicare Product Management and Corporate Actuarial	1/27/2014	Medicare Advantage
Part D Creditability Testing	Sherry E Brown	BS429-10541		HNI	Medicare Product Management and Corporate Actuarial	8/29/2013	Medicare Part D
Support for Claims Reserve Process	Sherry E Brown	BS1019-162048		HN Life, HNAZ, HNCA, HNOR, MHN	Medicare Product Management and Corporate Actuarial	1/24/2014	All
Health Net Medicare Programs Customer Care TTY / TDD Policy and Procedure	Christine X Martignoni	BV1012-13741		HNAZ, HNCA, HNOR	Medicare Programs, Customer Service	1/24/2014	Medicare
Health Net Medicare Voicemail Procedure	Christine X Martignoni	BV1220-132657		HNAZ, HNCA, HNOR	Medicare Programs, Member Services	6/16/2014	Medicare Advantage, Medicare
Internet Response Team Quality Assurance Compliance	Viola Lo	MS1017-1175		HNAZ, HNCA, HNOR	Medicare Programs, Member Services	3/26/2013	Commercial, Medicare, Medicare Advantage, Medicare Part D, POS, PPO, IFP
Outbound Enrollment & Verification Process (OEV)	Vanessa x Boorman	DY426-14433		HNAZ, HNCA, HNOR	Medicare Programs, Membership, Member Services	8/30/2013	Medicare, Medicare Advantage, Medicare Part D, Medicare Advantage PPO [more...]
502 Error Threshold Reporting Process for CMS	Patrick Kurlej	DY427-22491	NW	HN Life, HNAZ, HNCA, HNOR	Medicare Programs	6/15/2013	Medicare, Medicare Advantage, Medicare Advantage PPO [more...]
Agent/Broker Certification & Contracting	Michael C	NC23-14548		HNAZ, HNCA,	Medicare	2/27/2014	Medicare Advantage

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
	Lehron			HNOR	Programs		
Alternative Submission Method (ASM) File Format Processing	Patrick Kurlej	DY427-11499	NW	HN Life, HNAZ, HNCA, HNOR	Medicare Programs	6/16/2013	Medicare, Medicare Advantage, Medicare Advantage PPO [more...]
Annual Medicare First Tier, Downstream, Related Entity (FDR) Risk Assessment Process	Jamie X Babby	BJ717-85640		HN Life, HNAZ, HNCA, HNI, HNOR, HNPS	Medicare Programs	7/23/2014	Medicare Advantage and Medicare Part D
Auto Troop and Drug Spend Adjustment Validation Audit	Paula M Allen	AP1220-14558	NW	HNAZ, HNCA, HNNE, HNOR, HNPS	Medicare Programs	4/1/2014	Medicare
CMS Part C & D User Calls Concurrent Process - Customer Contact Center and Appeals and Grievances	Angela N Kuba	BV1128-111656		All	Medicare Programs	12/19/2013	Medicare
Contact Center Correspondence & Document Management	Edwin X Ram	RE619-115053		HNAZ, HNCA, HNOR	Medicare Programs	7/5/2013	Medicare, Medicare Advantage PPO, Medicare Advantage HMO
Health Net Medicare Programs P&P: Mailing Notification Policy	Viola Lo	LV1215-101242		HNAZ, HNCA, HNOR	Medicare Programs	6/6/2014	Medicare Advantage, Medicare Part D
Health Net Medicare Programs P&P: Power Of Attorney (POA) & Authorization Of Representation (AOR)	Viola Lo	LV110-84511		HNAZ, HNCA, HNOR	Medicare Programs	2/20/2014	Medicare Advantage
HN CCC Medicare TTY Testing Policy	Vanessa x Boorman	BV110-103338		HNAZ, HNCA, HNOR	Medicare Programs	3/20/2014	Medicare
iRADS Error Processing - Claims	Patrick Kurlej	DY427-125542		HN Life, HNAZ, HNCA, HNOR	Medicare Programs	8/1/2013	Medicare, Medicare Advantage, Medicare Advantage and Medicare Part D [more...]
Medicare Advantage (MA) and Part D bid Submission: PBP Peer Review Process	Sherry E Brown	DB217-155516		HN Life, HNAZ, HNCA, HNI, HNOR, HNPS	Medicare Programs	2/13/2014	Medicare Advantage
Medicare Call Center Process for A&G	Christine X Martignoni	BV131-1286		HNAZ, HNCA, HNOR	Medicare Programs	7/11/2014	Medicare

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Medicare Risk Adjustment Data Validation Process	Fia R Roberts	DY427-13352		HN Life, HNAZ, HNCA, HNOR	Medicare Programs	5/16/2012	Medicare, Medicare Advantage, Medicare Advantage PPO [more...]
Medicare Risk Adjustment Optum Oversight	Fia R Roberts	DY427-125154		HN Life, HNAZ, HNCA, HNOR	Medicare Programs	5/16/2012	Medicare, Medicare Advantage, Medicare Advantage PPO [more...]
Medicare Risk Adjustment Vendor Security Oversight	Fia R Roberts	DY427-132720	NW	HN Life, HNAZ, HNCA, HNOR	Medicare Programs	4/10/2012	Medicare, Medicare Advantage, Medicare Advantage PPO [more...]
Monthly Audit File Processing	Patrick Kurlej	DY427-115833		HN Life, HNAZ, HNCA, HNOR	Medicare Programs	4/19/2013	Medicare, Medicare Advantage, Medicare Advantage PPO [more...]
Monthly Medicare Risk Adjustment Accrual Process	Janet L Fina	DY427-125934		HN Life, HNAZ, HNCA, HNOR	Medicare Programs	10/15/2013	Medicare, Medicare Advantage, Medicare Advantage PPO [more...]
National Broker HUB Application Processing	Yolanda M Marino	MY317-101553		HNAZ, HNCA, HNOR	Medicare Programs	11/4/2013	Medicare Advantage
National Medicare Broker Contracting Policies and Procedures	Michael C Lehron	PD314-14358		HN Life, HNAZ, HNCA, HNNE, HNOR, HNPS	Medicare Programs	4/30/2014	Medicare
National Medicare Broker Services - HIPAA Compliance	Tammy M Brown	BT414-81444		HN Life, HNAZ, HNCA, HNI, HNNE, HNOR	Medicare Programs	4/21/2014	Medicare
National Medicare Broker Services - Part D Rx Claims Routing via Macess	Tammy M Brown	BT1229-121740	NE	HN Life, HNAZ, HNCA, HNI, HNNE, HNOR	Medicare Programs	12/3/2012	Medicare
National Medicare Broker Services - Sales Event Submission	Tammy M Brown	BT215-124424	NE	HN Life, HNAZ, HNCA, HNI, HNNE, HNOR	Medicare Programs	2/3/2014	Medicare
RADC Error Processing - Claims	Patrick Kurlej	DY427-134237		HN Life, HNAZ, HNCA, HNOR	Medicare Programs	8/1/2013	Medicare, Medicare Advantage, Medicare Advantage PPO

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
							[more...]
RADC File Parser	Patrick Kurlej	DY427-13316		HN Life, HNAZ, HNCA, HNOR	Medicare Programs	8/1/2013	Medicare, Medicare Advantage, Medicare Advantage PPO [more...]
RAPS Return Files	Patrick Kurlej	DY427-113619		HN Life, HNAZ, HNCA, HNOR	Medicare Programs	8/1/2013	Medicare, Medicare Advantage, Medicare Advantage PPO [more...]
Retiree Drug Subsidy	Donna C Mendizabal	MD76-113312		HNCA	Medicare Programs	6/2/2014	Medicare, Commercial, Medicare Advantage and Medicare Part D
Risk Adjustment Data Reconciliation Process - iRADs	Patrick Kurlej	DY427-121029		HN Life, HNAZ, HNCA, HNOR	Medicare Programs	8/1/2013	Medicare, Medicare Advantage, Medicare Advantage PPO [more...]
Risk Adjustment Data Reconciliation Process	Patrick Kurlej	DY427-121740	NW	HN Life, HNAZ, HNCA, HNOR	Medicare Programs	6/16/2013	Medicare, Medicare Advantage, Medicare Advantage PPO [more...]
Risk Adjustment Final Payment Calculation	Patrick Kurlej	DY427-13641		HN Life, HNAZ, HNCA, HNOR	Medicare Programs	8/1/2013	Medicare Advantage, Medicare, Medicare Advantage PPO [more...]
Risk Adjustment Mid-Year Payment Calculation	Patrick Kurlej	DY427-132041	NW	HN Life, HNAZ, HNCA, HNOR	Medicare Programs	6/16/2013	Medicare, Medicare Advantage, Medicare Advantage PPO [more...]
Submission of Risk Adjustment Data	Patrick Kurlej	DY412-132625		HN Life, HNAZ, HNCA, HNI, HNOR	Medicare Programs	4/19/2013	Medicare, Medicare Advantage, Medicare Part D
Transfer of Files to Ingenix	Patrick Kurlej	DY427-123655	NW	HN Life, HNAZ, HNCA, HNOR	Medicare Programs	9/3/2013	Medicare, Medicare Advantage, Medicare Advantage PPO [more...]

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Medicare Late Application Policy and Procedure - Producer	Yvonne M Douglas	DY1221-10406		HNAZ, HNCA, HNOR	Medicare Sales, Medicare Programs, Membership, National Medicare Compliance	9/3/2013	Medicare, Medicare Advantage, Medicare Advantage PPO [more...]
Medicare Late Application Policy and Procedure â€“ Sales Associates	Yvonne M Douglas	DY61-113620		HNAZ, HNCA, HNOR	Medicare Sales, Medicare Programs, Membership, National Medicare Compliance	9/22/2013	Medicare, Medicare Advantage, Medicare Advantage PPO [more...]
Medicare Late Application CAP for Producers and Sales Associates	Yvonne M Douglas	DY314-154436	NW	HNAZ, HNCA, HNI, HNOR	Medicare Sales, National Medicare Compliance, Medicare Programs	9/30/2013	Medicare, Medicare Advantage, Medicare Advantage PPO [more...]
Medicare Sales Agent Activities and Oversight	Curt Nelson	NC102-145815		HNAZ, HNCA, HNOR	Medicare Sales, Sales Operations, Member Services, Sales Operations	9/2/2014	Medicare, Medicare Advantage, Medicare Advantage PPO [more...]
Broker Referral Program	Curt Nelson	JS110-133332	W	HNAZ	Medicare Sales	7/16/2014	Medicare Advantage
Internal CMS In Home Scope of Appointment Audit	John M Obrenovich	OJ511-11844	W	HNAZ, HNCA, HNOR	Medicare Sales	2/7/2014	Medicaid, Medicare, Medicare Advantage, Medicare Part D [more...]
Part D Creditability Status EG Communication	Curt Nelson	GK328-112524	NE	HN Life, HNAZ, HNCA, HNI, HNNE, HNOR, HNPS	Medicare Sales	3/18/2014	Medicare Advantage and Medicare Part D

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Producer and Agent Sales Commission Compensation â€“ Medicare Products	Curt Nelson	TR310-94856		HNAZ, HNCA, HNOR	Medicare Sales	9/30/2013	Medicare Advantage, Medicare Part D
Meetings and Events Program	Remy M Franklin	MP228-8128		All		5/19/2014	N/A
CCC P&P: Commercial Provider Transitions	Viola Lo	MS1210-91636		HNCA	Member Services, Provider Network Management	4/16/2014	HMO, POS, PPO
Language Increases Policy and Procedure	Edwin X Ram	RE213-14333		HNAZ, HNCA, HNOR, MHN	Member Services, Provider Services, Customer Service	2/18/2014	HMO, Commercial, Medicare, Medicaid, Medicare Advantage, POS, PPO [more...]
Cal MediConnect CSR Role P&P	Edwin X Ram	RE523-145942		HNCA	Member Services, Provider Services	6/2/2014	Medicaid, Medicare, Dual Eligible
Cal MediConnect: Optum Face to Face Interpreter Requests	Edwin X Ram	RE523-15819		HNCA	Member Services, Provider Services	6/2/2014	Medicaid, Medicare, Dual Eligible
CCC P&P - Updating Out-of-Pocket Maximum	Viola Lo	ZT428-104054		HNCA	Member Services, Provider Services	4/16/2014	Commercial
CCC Policy & Procedure: Internet Response Team â€“ Provider Services	Viola Lo	LV411-114125	SW	HNAZ, HNCA	Member Services, Provider Services	4/3/2014	HMO, POS, PPO
Commercial/SHP Exempt Grievances Policy and Procedure	Edwin X Ram	RE327-13527		HNAZ, HNCA, HNOR	Member Services, Provider Services	4/25/2014	Commercial, Healthy Kids, Medi-Cal, Healthy Families

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Inclement Weather Policy and Procedure	Edwin X Ram	RE326-1077		HNAZ, HNCA, HNOR	Member Services, Provider Services	2/24/2014	Commercial, Medicare, Healthy Kids, Medi-Cal, Healthy Families
Cal MediConnect Assignment Protocol	Daniel G Middaugh	MD522-105645		HNCA	Member Services	5/29/2014	Dual Eligible
CalViva Health Policy & Procedure: Case Management Referral	Viola Lo	LV1211-131353		HNCA	Member Services	1/16/2014	Medicaid, CalViva Health
CCC Bilingual Hiring Policy	Viola Lo	CS823-111659		HNCA	Member Services	8/21/2014	Commercial, Medi-Cal
CCC Disclosure Procedure for Medicare Beneficiaries	Christine X Martignoni	BV112-14237		HNAZ, HNCA, HNOR	Member Services	6/17/2014	Medicare
CCC Escalation to Resolution Unit Policy	Vanessa x Boorman	BV110-10467		HNAZ, HNCA, HNOR	Member Services	4/30/2014	Medicare
CCC P&P - A&G Associate Expectations for Processing Federally-facilitated Marketplace Complaints	Viola Lo	LV127-95750		HNAZ	Member Services	4/1/2014	HMO, POS, PPO
CCC P&P - Callers who Receive another Memberâ€™s Materials in Error	Viola Lo	ZT22-153144		HNAZ, HNCA, HNOR	Member Services	4/1/2014	Medicaid, Medicare Advantage, HMO, POS, PPO
CCC P&P - Ethnicity and Diversity-Updating CSI and ABS	Viola Lo	LV67-132540		HNCA	Member Services	8/24/2013	Commercial, Medicaid
CCC P&P - Managing Service Forms/Work List Tab	Viola Lo	LV613-15820		HNAZ, HNCA, HNOR	Member Services	5/12/2014	Commercial, Medicaid, Medicare Advantage
CCC P&P - Outbound Calls	Viola Lo	ZT34-95321		HNAZ, HNCA, HNOR	Member Services	2/26/2014	All
CCC P&P - Transferring SHP Calls to the McKesson Nurse Advice Line	Viola Lo	LV425-151657		HNCA	Member Services	4/28/2014	Medi-Cal
CCC P&P - WEB/IVR Issues/Suggestions/Remedy Ticket Request Routing	Viola Lo	LV827-105621		HNAZ, HNCA, HNOR	Member Services	9/25/2013	Commercial, Medicare Advantage, Medicaid
CCC P&P â€" Call Driver Policy	Viola Lo	LV109-95051		HNAZ, HNCA, HNOR	Member Services	4/16/2014	Commercial
CCC P&P â€" Telephone Requests for Heath Care Service Authorizations	Viola Lo	LV126-11232		HNAZ, HNCA, HNOR	Member Services	2/25/2014	HMO, POS, PPO

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
CCC P&P: #MS-101ML - PCP/PPG Change Policy	Viola Lo	LV13-162725		HNCA	Member Services	6/2/2014	Medi-Cal
CCC P&P: Assessment of New Member Understanding	Viola Lo	LV77-134820		HNAZ, HNCA, HNOR	Member Services	6/2/2014	HMO, POS, PPO, Medicare Advantage
CCC P&P: California Department of Insurance Resolution Acknowledgement Letter	Viola Lo	LV1219-9247		HNCA	Member Services	10/23/2013	POS, PPO
CCC P&P: Call Abandonment and Wait Time Standards	Viola Lo	LV321-132720		HNAZ, HNCA, HNOR	Member Services	4/16/2014	HMO, POS, PPO, AHCCCS (AZ Medicaid), Medi-Cal, EPO
CCC P&P: CCC Accessibility of Providers	Viola Lo	LV15-15154		HNCA	Member Services	9/25/2013	Commercial, Medi-Cal
CCC P&P: Handling DMHC Calls Regarding Urgent Grievances	Viola Lo	LV322-8152		HNCA	Member Services	2/24/2014	Commercial, Medicaid
CCC P&P: Health Net Access Telephone Standards and Reporting	Viola Lo	LV314-145655		Health Net Access	Member Services	4/4/2014	AHCCCS (AZ Medicaid)
CCC P&P: HN Access New Hire Training Program	Viola Lo	LV96-1537		Health Net Access	Member Services	12/26/2013	AHCCCS (AZ Medicaid)
CCC P&P: HNOR Medicare Provider Transitions	Viola Lo	LV612-92026		HNOR	Member Services	7/29/2013	Medicare Advantage
CCC P&P: HNOR/WA Ethnicity and Diversity	Viola Lo	LV1220-10733		HNOR	Member Services	4/16/2014	HMO, POS, PPO
CCC P&P: Incoming Telephone Calls for Utilization Management	Viola Lo	LV1027-8561		HNAZ, HNCA, HNOR	Member Services	4/4/2014	Commercial, Medicaid, Medicare Advantage
CCC P&P: Internet Usage	Viola Lo	LV1124-104120		HNAZ, HNCA, HNOR, MHN	Member Services	4/1/2014	Commercial, Medicaid, Medicare Advantage
CCC P&P: Medi-Cal Disenrollments	Viola Lo	LV119-104314		HNCA	Member Services	8/11/2014	Medi-Cal
CCC P&P: Medi-Cal Provider Transitions	Viola Lo	MS218-134013		HNCA	Member Services	4/4/2014	Medi-Cal, CalOptima Medi-Cal (Orange County), CalViva Health
CCC P&P: Medicare Provider Transitions	Viola Lo	MS1211-142423		HNCA	Member Services	4/16/2014	Medicare Advantage HMO, Dual Eligible

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
CCC P&P: Member Complaints (HNCA)	Viola Lo	LV49-103810		HNCA	Member Services	6/20/2014	HMO, POS, PPO, AIM, Healthy Kids, Medi-Cal, Healthy Families
CCC P&P: Non-Contracted Hospital Post Stabilization Authorization Requests	Viola Lo	LV43-10943		HNCA	Member Services	8/11/2014	Commercial, Medi-Cal
CCC P&P: SB853 & Health Care Reform Translation Request for the Customer Contact Center and Centralized Unit Processes	Viola Lo	LV119-105442		HNAZ, HNCA, HNOR	Member Services	8/1/2013	Commercial, Medicaid, Medicare Advantage
CCC P&P: Seniors and Persons With Disabilities (SPD) and Non-SPD Membersâ€™ Protected Health Information (PHI)	Viola Lo	LV220-125916		HNCA	Member Services	5/22/2014	Medi-Cal, CalViva Health
CCC P&P: SHP Appeals & Grievances Member Support on Clinical Referrals	Viola Lo	LV220-152338		HNCA	Member Services	5/22/2014	Medi-Cal, CalViva Health
CCC P&P: SHP Claim Recovery	Viola Lo	LV221-10494		HNCA	Member Services	5/22/2014	Medi-Cal, CalViva Health
CCC P&P: SHP Communication Call	Viola Lo	LV220-15379		HNCA	Member Services	5/22/2014	Medi-Cal, CalViva Health
CCC P&P: SHP Communications Log Documentation	Viola Lo	LV322-131758		HNCA	Member Services	5/22/2014	Medi-Cal
CCC P&P: SHP Eligibility Verification and Coordination Of Care	Viola Lo	LV220-142844		HNCA	Member Services	5/22/2014	Medi-Cal, CalViva Health
CCC P&P: SHP Internet Network and Telephone Access	Viola Lo	LV221-101530		HNCA	Member Services	8/11/2014	Medi-Cal, CalViva Health
CCC P&P: SHP Member Handbook	Viola Lo	LV222-133830		HNCA	Member Services	5/22/2014	Medi-Cal, CalViva Health
CCC P&P: SHP Member Non-Compliance and Disenrollment	Viola Lo	LV222-102745		HNCA	Member Services	6/2/2014	Medi-Cal, CalViva Health, CalOptima
CCC P&P: SHP Provider Dispute Resolution	Viola Lo	LV222-9312		HNCA	Member Services	5/22/2014	Medi-Cal, CalViva Health
CCC P&P: SHP Referral and Coordination	Viola Lo	LV221-114640		HNCA	Member Services	5/22/2014	Medi-Cal, CalViva Health

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
CCC P&P: SHP Telecommunications Device For The Hearing And Speech Impaired (TDD/TTY)	Viola Lo	LV613-11352		HNCA	Member Services	4/16/2013	AIM, Healthy Kids, Medi-Cal, Healthy Families
CCC P&P: State Health Programs New Hire Training Program	Viola Lo	LV24-10512		HNCA	Member Services	4/16/2014	Medi-Cal
CCC P&P: The Affordable Care Act: Medical Loss Ratio	Viola Lo	LV610-112030		HNAZ, HNCA, HNOR	Member Services	4/16/2014	HMO, POS, PPO, Medicare Advantage
CCC P&P: Transferring Calls to the Nurse Advice Line & Decision Power	Viola Lo	MS42-11136		HNAZ, HNCA, HNOR	Member Services	6/14/2013	HMO, Medicare Advantage, POS, PPO, AIM, Healthy Kids, Medi-Cal [more...]
CCC P&P: Transition of Care/Continuation of Care for Healthy Families Program members transitioning to Medi-Cal	Viola Lo	LV220-82024		HNCA	Member Services	5/6/2014	Medicaid, CalViva Health
CCC Policy & Procedure: Crisis Call Guidelines & Procedure	Viola Lo	LV1116-132928		HNAZ, HNCA, HNOR	Member Services	3/6/2014	Commercial, Medicare Advantage, Medicare Part D, Medicaid
CCC Policy & Procedure: Procedure for Handling Department of Health Care Services Potential Member Calls	Viola Lo	LV1021-145950	SW	HNCA	Member Services	8/20/2013	Medicaid
CCC Provider Complaints	Daniel G Middaugh	MD522-10565		HNCA	Member Services	5/29/2014	Dual Eligible
CCC QA P&P - Partnership for Customer Service Excellence (PCSE) - Evaluation Procedures	Viola Lo	LV412-101733		HNAZ, HNCA, HNOR	Member Services	5/6/2014	Commercial, Medicare Advantage, Medi-Cal
CMC CCC PCP/PPG Change	Christine X Martignoni	MC523-132534		HNCA	Member Services	7/10/2014	Dual Eligible
CMC CCC Power Of Attorney (POA) & Authorization of Representation (AOR)	Christine X Martignoni	MC523-133144		HNCA	Member Services	6/17/2014	Dual Eligible
CMC CCC Telephone Requests for Health Care Service Authorizations	Christine X Martignoni	MC523-13356		HNCA	Member Services	7/10/2014	Dual Eligible
CMC P&P: Oral Grievance	Viola Lo	LV710-111423		HNCA	Member Services	8/14/2014	Dual Eligible

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Customer Contact Center (CCC) Website Content Review and Maintenance	Edwin X Ram	RE312-135818		HNAZ, HNCA, HNOR	Member Services	7/12/2013	Commercial, Medicare, Healthy Families
Customer Contact Center P&P: SHP Medi-Cal Provider Grievances	Viola Lo	LV1221-112441	SW	HNCA	Member Services	9/3/2014	Medicaid
Customer Contact Center Policy & Procedure: Medicare Programs Best Available Evidence (BAE)	Viola Lo	LV824-9121	NW	HNAZ, HNCA, HNOR	Member Services	3/27/2013	Medicare Advantage, Medicare Part D
Customer Contact Center Policy & Procedure: State Health Programs Advance Directives	Viola Lo	LV129-14481	SW	HNCA	Member Services	1/6/2014	Medi-Cal
Customer Contact Center Policy/Procedure: Medicare and Cal MediConnect Provider Transitions	Daniel G Middaugh	MD522-105648		HNCA	Member Services	5/29/2014	Dual Eligible
Customer Contact Center Policy/Procedure: Member Relations	Viola Lo	SS127-134136	SW	HNCA	Member Services	11/11/2013	Medi-Cal
Health Net Access P&P - Case Management Referral and Coordination	Viola Lo	LV712-91241		HNAZ	Member Services	9/3/2014	Medicaid
Health Net Access P&P - Health Plan Change Request	Viola Lo	LV611-105327		Health Net Access	Member Services	9/3/2014	AHCCCS (AZ Medicaid)
Health Net Access P&P - In Person, Telephone and Internet Network Accessibility	Viola Lo	LV610-163055		HNAZ	Member Services	4/16/2014	AHCCCS (AZ Medicaid)
Health Net Access P&P - Member Handbook Request Procedure	Viola Lo	LV625-133044		HNAZ	Member Services	5/5/2014	AHCCCS (AZ Medicaid)
Health Net Access P&P - PCP Assignment and Change Protocol	Viola Lo	LV519-10438		HNAZ	Member Services	5/19/2014	AHCCCS (AZ Medicaid)
Health Net Access P&P - Provider Dispute & Provider State Fair Hearing	Viola Lo	LV514-9737		HNAZ	Member Services	8/5/2014	AHCCCS (AZ Medicaid)
Health Net Access P&P - Provider Transitions	Viola Lo	LV610-16442		HNAZ	Member Services	4/28/2014	Medicaid
Health Net Access P&P - TDD/TTY (AZ SHP)	Viola Lo	LV610-161052		Health Net Access	Member Services	4/28/2014	AHCCCS (AZ Medicaid)

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Health Net Medicare Oral Complaint Policy & Procedure	Edwin X Ram	LV214-154412		HNAZ, HNCA, HNOR	Member Services	2/11/2014	Medicare Advantage, Medicare Part D
Health Net Medicare Part D Transition Supply Program Policy	Christine X Martignoni	LV214-145053		HNAZ, HNCA, HNOR	Member Services	3/3/2014	Medicare Advantage, Medicare Part D
Health Net Medicare Programs P&P - Voluntary Disenrollment	Viola Lo	LV215-95141		HNAZ, HNCA, HNOR	Member Services	8/15/2014	Medicare Advantage
Health Net Medicare Programs P&P: Plan Material Request	Viola Lo	LV214-152039		HNAZ, HNCA, HNOR	Member Services	8/15/2014	Medicare Advantage
Health Net Medicare Programs P&P: Transferring/Referring to Medicare or Social Security Administration	Viola Lo	LV214-1614		HNAZ, HNCA, HNNE	Member Services	8/15/2014	Medicare Advantage
Health Net Medicare Programs P&P:Re-enrollment Policy	Viola Lo	LV214-15323		HNAZ, HNCA, HNOR	Member Services	8/30/2013	Medicare Advantage
Health Net/MHN CCC P&P: Dress Code	Viola Lo	LV1028-142118		HNAZ, HNCA, HNOR, MHN	Member Services	4/16/2014	HMO, POS, PPO, Medicare Advantage, Medicaid
Health Net/MHN Customer Contact Center Policy & Procedure: Performance Standards for Classroom Training Period	Viola Lo	SS612-11193		HNAZ, HNCA, HNOR, MHN	Member Services	10/22/2013	Commercial, Medicare Advantage, Medicare Part D, IFP, AIM, Healthy Kids [more...]
HIPAA Compliance Policy and Procedures	Viola Lo	LV89-85947	SW	HNAZ, HNCA, HNOR	Member Services	6/30/2014	Commercial, Medicare Advantage, Medicare Part D, Medi-Cal
HIPAA Privacy: Customer Contact Center Policies and Procedures	Edwin X Ram	RE1127-10364		HNAZ, HNCA, HNOR	Member Services	4/25/2014	Commercial
HN Medicare - Coordination of Benefits Survey Policy & Procedure	Christine X Martignoni	LV214-113252		HNAZ, HNCA, HNOR	Member Services	10/1/2013	Medicare Advantage, Medicare
HN Medicare - Verbal PlanCancellation Requests Policy	Christine X Martignoni	LV215-9201		HNAZ, HNCA, HNOR	Member Services	8/20/2014	Medicare Advantage
HN Medicare Creditable Coverage Attestations Policy & Procedure	Christine X Martignoni	LV214-112459		HNAZ, HNCA, HNOR	Member Services	8/30/2013	Medicare Advantage
HN Medicare Programs - Coordination of Benefits Verbal Update Policy	Christine X Martignoni	LV214-111121		HNAZ, HNCA, HNOR	Member Services	9/5/2013	Medicare, Medicare Advantage

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
HN Medicare Programs - Delinquency/Failure to Pay PremiumPolicy	Christine X Martignoni	LV215-92529		HNAZ, HNCA, HNOR	Member Services	10/7/2013	Medicare Advantage
HN Medicare Programs P&P - Sales Allegations	Viola Lo	LV215-9441		HNAZ, HNCA, HNOR	Member Services	4/25/2014	Medicare Advantage, Medicare Part D
HN Medicare Programs P&P - State Pharmacy Assistance Programs (SPAP)	Viola Lo	MP521-9721		HNAZ, HNCA, HNOR	Member Services	3/3/2014	Medicare Advantage, Medicare Part D
HN Medicare Programs P&P - Tracking, Reporting and Resolving CSR Performance Issues	Viola Lo	ZT61-11280		HNAZ, HNCA, HNOR	Member Services	8/15/2014	Medicare Advantage
HN Medicare Programs P&P: Maximum Out-of Pocket Procedure	Viola Lo	LV215-94450		HNAZ, HNCA, HNOR	Member Services	4/25/2014	Medicare Advantage
HN MHN CCC Performance Standards for Classroom POST Training Period	Viola Lo	SS95-123542		HNAZ, HNCA, HNOR, MHN	Member Services	7/18/2014	Commercial, Medicare Advantage, Medicare Part D, IFP, AIM, Healthy Kids [more...]
Medi-Cal/Cal Viva CBAS CCC Procedure	Daniel G Middaugh	SD127-115233		HNCA	Member Services	9/25/2013	Medi-Cal
Medicare Programs Involuntary Disenrollment Policy & Procedure	Christine X Martignoni	LV214-142745		HNAZ, HNCA, HNOR	Member Services	8/12/2014	Medicare Advantage
Medicare Programs Out-of-Area Address Policy	Christine X Martignoni	KB726-155116		HNAZ, HNCA, HNOR	Member Services	10/2/2013	Medicare, Medicare Advantage, Medicare Part D
Member Request for Information Policy for Medicare	Christine X Martignoni	BV54-115219		HNAZ, HNCA, HNOR	Member Services	7/14/2014	Medicare
Provider Letter Obsolescence	Kristina M Rodriguez	RK217-95424		HN Life, HNAZ, HNCA, HNCS, HNOR	Member Services	2/17/2014	Dual Eligible, Medicare Advantage HMO, Medicare Advantage PPO
Provider Transition Unit P&P: Notifying the Member of the Status of a Requested Provider Transfer	Viola Lo	LV1121-82736		HNAZ, HNCA, HNOR	Member Services	4/16/2014	HMO, POS, PPO, Medicare Advantage, Medi-Cal
Sales Assistance Line	Vanessa x Boorman	BV23-112418		HNAZ, HNCA, HNOR	Member Services	2/5/2014	Medicare

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
SHP P&P: PCP Assignmnet Protocol for SPD and Non-SPD Medi-Cal Members	Viola Lo	LV725-135135		HNCA	Member Services	8/11/2014	Medi-Cal, CalViva Health
Supervisor or Lead Weekend Status Reporting	Vanessa x Boorman	BV115-121913		HNAZ, HNCA, HNOR	Member Services	1/16/2014	Medicare
PDE Timely Submission Verification	Eric X Juline	KL721-16235		HNAZ, HNCA, HNNE, HNOR, HNPS	Membership, Finance, National Medicare Compliance, HNPS	5/29/2014	Medicare Part D, Dual Eligible
Part D - COB â€“ Applying Medicare set-aside (WCMSA) and Third Party Liability Process and Procedures - Section 50.13	Melissa A Renfro	KD1019-101917		HN Life, HNAZ, HNCA, HNCT, HNINY, HNOR	Membership, HNPS, Compliance	1/30/2014	Medicare Part D
Prescription Drug Event (PDE) - Annual Reconciliation of PDEs to PRS	Mary H Engquist	KD1021-161754	NE	HN Life, HNAZ, HNCA, HNCT, HNINY, HNNE, HNOR, HNPS	Membership, National Medicare Compliance, Finance, HNPS	2/25/2014	Medicare Part D
Auto TrOOP Balance Transfer Process	Paula M Allen	AP730-152528		HNAZ, HNCA, HNCT, HNI, HNINY, HNNE, HNOR, HNPS	Membership, National Medicare Compliance, Pharmacy, Medicare Programs	2/20/2014	Medicare, Dual Eligible
Additional Enrollment Request Mechanisms for Employer/Union Sponsored Coverage	Brandi X Jackson	JB120-94715		HN Life, HNAZ, HNCA, HNOR	Membership	1/30/2014	Medicare Advantage, Medicare Advantage and Medicare Part D
Additonal Eligibility Requirement SNP	Brandi X Jackson	JB119-131327		HNAZ, HNCA, HNOR	Membership	6/23/2014	Medicare Advantage and Medicare Part D
Auto and Facilitated Enrollment	Brandi X Jackson	JB123-55525		HN Life, HNAZ, HNCA, HNOR	Membership	1/30/2014	Medicare Advantage, Medicare Advantage and Medicare Part D
Best Available Evidence (BAE)	Brandi X Jackson	JB123-72112		HN Life, HNAZ, HNCA, HNOR	Membership	4/10/2014	Medicare Advantage, Medicare Advantage and Medicare Part D

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Broker Compensation	Brandi X Jackson	JB329-101727		HN Life, HNAZ, HNCA, HNOR	Membership	8/1/2014	Medicare Advantage, Medicare Advantage and Medicare Part D
Disenrollment Procedures for Employer/Union Sponsored Plans	Brandi X Jackson	JB120-123548		HN Life, HNAZ, HNCA, HNOR	Membership	2/3/2014	Medicare Advantage, Medicare Advantage and Medicare Part D
Disenrollment Procedures	Brandi X Jackson	JB119-113412		HN Life, HNAZ, HNCA, HNOR	Membership	2/3/2014	Medicare Advantage, Medicare Advantage and Medicare Part D
Election Periods and Effective Dates	Brandi X Jackson	JB1215-94541		HN Life, HNAZ, HNCA, HNOR	Membership	2/3/2014	Medicare Advantage, Medicare Advantage and Medicare Part D
ESRD and Enrollment	Brandi X Jackson	JB123-64242		HN Life, HNAZ, HNCA, HNOR	Membership	2/3/2014	Medicare Advantage, Medicare Advantage and Medicare Part D
Health Net Access Primary Care Provider (PCP) Auto Assignment Algorithm	Brandi X Jackson	JB66-13108		Health Net Access	Membership	10/24/2013	AHCCCS (AZ Medicaid)
Late Enrollment Penalty	Brandi X Jackson	JB123-61932		HN Life, HNAZ, HNCA, HNOR	Membership	2/7/2014	Medicare Part D, Medicare Advantage
LIS (Low Income Subsidy) Grace Period	Brandi X Jackson	JB118-13187		HN Life, HNAZ, HNCA, HNOR	Membership	2/7/2014	Medicare Part D, Medicare Advantage
Loss of Special Needs Status	Brandi X Jackson	JB119-82341		HNAZ, HNCA, HNOR	Membership	6/11/2014	Medicare Advantage and Medicare Part D
Medicare Broker Inquiries	Brandi X Jackson	JB89-114754		HNAZ, HNCA, HNOR	Membership	2/7/2014	Medicare Advantage, Medicare Part D
Medicare Broker of Record Exceptions	Brandi X Jackson	JB114-135055		HNAZ, HNCA, HNOR	Membership	2/3/2014	Medicare Advantage, Medicare Advantage and Medicare Part D
Medicare COB Membership CPWProcessing	Brandi X Jackson	JB32-1140	NW	HNCA, HNI	Membership	2/7/2014	Medicare Advantage, Medicare Part D
Medicare Membership HNPS Part D Processing	Brandi X Jackson	JB123-71146		HNAZ, HNCA, HNOR	Membership	2/8/2014	Medicare Advantage and Medicare Part D
Medicare Membership Policies and Procedures and Desktop Procedures Process	Brandi X Jackson	JB96-9264		HN Life, HNAZ, HNCA, HNCT, HNINY, HNOR	Membership	2/7/2014	Medicare Advantage, Medicare Part D, Medicare Advantage and Medicare Part D

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Medicare Part D - COB Notification Processing	Brandi X Jackson	JB124-81327		HNAZ, HNCA, HNOR	Membership	2/8/2014	Medicare Advantage and Medicare Part D
Medicare Part D Reporting Requirements	Brandi X Jackson	JB126-55950		HN Life, HNAZ, HNCA, HNOR	Membership	2/8/2014	Medicare Advantage, Medicare Part D
Medicare Statement Preparation and Distribution Process	Brandi X Jackson	JB89-112023		HNAZ, HNCA, HNOR	Membership	2/7/2014	Medicare Advantage, Medicare Part D
Members Who Change Residence	Brandi X Jackson	JB119-152837		HN Life, HNAZ, HNCA, HNOR	Membership	2/3/2014	Medicare Advantage, Medicare Advantage and Medicare Part D
Monthly Certification Enrollment and Payment Data	Brandi X Jackson	JB112-111711		HN Life, HNAZ, HNCA, HNOR	Membership	2/7/2014	Medicare Advantage, Medicare Part D, Medicare Advantage and Medicare Part D
Monthly Reconciliation	Brandi X Jackson	JB112-9534		HN Life, HNAZ, HNCA, HNOR	Membership	2/7/2014	Medicare Advantage, Medicare Part D, Medicare Advantage and Medicare Part D
OHI Data Validation on Application Process	Brandi X Jackson	JB123-716		HNAZ, HNCA, HNOR	Membership	2/8/2014	Medicare Part D, Medicare Advantage and Medicare Part D
Ongoing Training, Monitoring and Development	Brandi X Jackson	JB331-121324		HNAZ, HNCA, HNOR	Membership	4/1/2014	Medicare Advantage and Medicare Part D
Other Coverage Through an Employer/Union Group (TRC127)	Brandi X Jackson	JB118-155654		HN Life, HNAZ, HNCA, HNOR	Membership	2/3/2014	Medicare Advantage, Medicare Advantage and Medicare Part D
Possible Out of Area Tracking	Brandi X Jackson	JB118-161052		HNAZ, HNCA, HNOR	Membership	2/3/2014	Medicare Advantage, Medicare Advantage and Medicare Part D
Post Enrollment Activities	Brandi X Jackson	JB120-1592		HN Life, HNAZ, HNCA, HNOR	Membership	2/3/2014	Medicare Advantage, Medicare Advantage and Medicare Part D
Premium Billing for Individual Plans	Brandi X Jackson	JB123-84252		HNAZ, HNCA, HNOR	Membership	10/24/2013	Medicare Advantage, Medicare Part D, Medicare Advantage and Medicare Part D
Prescription Drup Event (PDE)	Brandi X Jackson	JB118-153223	NW	HN Life, HNAZ, HNCA, HNOR	Membership	4/1/2014	Medicare Advantage, Medicare Part D

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Processing and Reconciliation of AHCCCS 834 files	Brandi X Jackson	JB529-7478		Health Net Access	Membership	5/29/2014	AHCCCS (AZ Medicaid)
Processing and Reconciliation of AHCCCS Pharmacy TPL Data	Brandi X Jackson	JB529-8149		Health Net Access	Membership	8/22/2014	AHCCCS (AZ Medicaid)
Processing Acumen LIS Match Rate Report	Brandi X Jackson	JB118-145939		HNAZ, HNCA, HNOR	Membership	2/7/2014	Medicare Advantage, Medicare Part D
Processing Prescription Drug Event (PDE) Error Report	Brandi X Jackson	JB119-134244	NW	HNAZ, HNCA, HNOR	Membership	5/1/2014	Medicare Advantage, Medicare Part D
Processing the Enrollment Request	Brandi X Jackson	JB1116-91132		HN Life, HNAZ, HNCA, HNOR	Membership	2/3/2014	Medicare Advantage, Medicare Advantage and Medicare Part D
Medicare: MHN Support of HN Appeals and Grievances	Alex M Black	BB331-103820	NE	MHN	MHN Appeals and Grievances	2/11/2014	Medicare Advantage
Medicare Part C Reporting	Alex M Black	BB331-10139		MHN	MHN Claims, MHN Appeals and Grievances, Data Analysis	8/25/2014	Medicare Advantage
Medicare and HN OR Commercial Exchange: Claims - Sanctioned Providers	Alex M Black	BA1117-162426		MHN	MHN Claims, Provider Network Management	11/25/2013	Medicare Advantage, Health Benefit Exchange
Acknowledgement of Claim Submissions	Alex M Black	BA718-18194		MHN	MHN Claims	11/13/2013	All
Claims and Appeals Conflict of Interest	Alex M Black	BA718-173831		MHN	MHN Claims	5/5/2014	All
Claims Receipt Date	Alex M Black	BA718-175557		MHN	MHN Claims	5/5/2014	All
Claims Turnaround Time	Alex M Black	BA1221-112949		MHN	MHN Claims	1/16/2014	CalViva, Commercial, Medi-Cal
Clean and Other than Clean Claims	Alex M Black	BA718-184829		MHN	MHN Claims	8/4/2014	Commercial
Internal Controls against Fraud in Claims Processing System	Alex M Black	BA718-183414		MHN	MHN Claims	3/27/2014	All
Medicare Claims Reopening Decisions	Alex M Black	BA1220-18143		MHN	MHN Claims	1/15/2014	Medicare Advantage
Medicare Secondary Payer	Alex M Black	BB216-93743		MHN	MHN Claims	1/7/2014	Medicare Advantage
Medicare Timely Filing	Alex M Black	SL428-18156		MHN	MHN Claims	1/7/2014	Medicare Advantage
Medicare: Authorization not Needed for PPO Payment	Alex M Black	SL67-142957		MHN	MHN Claims	8/25/2014	Medicare Advantage PPO

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Medicare: Developing Claims for Additional Information	Alex M Black	BB214-144842		MHN	MHN Claims	1/27/2014	Medicare Advantage
Medicare: Foreign Claims	Alex M Black	BA1220-183339		MHN	MHN Claims	1/14/2014	Medicare Advantage
Medicare: Non-discrimination against Beneficiaries	Alex M Black	BA713-155454		MHN	MHN Claims	5/5/2014	Medicare Advantage
Medicare: Prompt Payment of Claims	Alex M Black	BB215-14413		MHN	MHN Claims	1/10/2014	Medicare Advantage
Medicare: SCA Claims	Alex M Black	BA713-17854		MHN	MHN Claims	11/13/2013	Medicare Advantage
Medicare: Special Needs Plan Claims	Alex M Black	BB331-124742		MHN	MHN Claims	1/14/2014	Medicare Advantage
PPACA Emergency Services Requirements	Alex M Black	BA84-115631		MHN	MHN Claims	1/30/2014	MBHO - Managed Behavioral Health Organization
Retro Eligibility Claims Adjustments	Alex M Black	BA620-9656		MHN	MHN Claims	5/5/2014	All
Timely Forwarding of Claims to HN	Alex M Black	BA713-81348		MHN	MHN Claims	5/5/2014	Affiliate
Affiliate Cross Data Accumulator (CDA) File Oversight	Alex M Black	SE1212-72546		HNAZ, HNCA, HNCT, HNNE, HNOR, MHN	MHN Configurations, MHN Claims, ITG	1/27/2014	All
CMS Ansi Reason and Remark Codes	Alex M Black	BA1027-91031		MHN	MHN Configurations, MHN Claims	4/10/2014	MBHO - Managed Behavioral Health Organization
FH MEDICAL BENCHMARKS Fee Schedules Update - Month Year US PSR ASCII LF	Alex M Black	SL429-162717		MHN	MHN Configurations, MHN Claims	7/11/2014	MBHO - Managed Behavioral Health Organization
Medicare Interest Rate Updates	Alex M Black	BB330-6371		MHN	MHN Configurations, MHN Claims	1/14/2014	Medicare Advantage
Interest Rate Updates (Non-Medicare)	Alex M Black	SL427-151115		MHN	MHN Configurations	2/18/2014	Commercial
QA Turnaround Time	Alex M Black	BA122-112018		MHN	MHN Configurations	7/11/2014	MBHO - Managed Behavioral Health Organization
SAP Billing Configuration	Alex M Black	CL1218-162326		MHN	MHN Configurations	7/8/2014	Commercial
Claims Checks and Remittance Advices	Alex M Black	BA718-10738		MHN	MHN Finance	8/26/2014	All

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Credit Card Process	Alex M Black	BA914-81910		MHN	MHN Finance	8/26/2014	Commercial
Michigan Claims Surcharge	Alex M Black	BA1219-121720		MHN	MHN Finance	8/26/2014	MBHO - Managed Behavioral Health Organization
MFLC SPA Travel and Expense Policy	Loretta X Bailey	CD63-103444		HNFS, MHN Govt. Srvs	MHN GS - Field Ops - Full Time, MHN GS - Field Ops - On Demand [more...]	7/9/2014	MHN GS - MFLC
Part D Prescription Drug Event (PDE) Excluded Providers	Lakhwinder Kaur	KD1019-101140	NE	HN Life, HNAZ, HNCA, HNCT, HNNE, HNOR, HNPS	National Medicare Compliance, Finance, HNPS	11/11/2013	Medicare Part D
Part D Prescription Drug Event (PDE) No Further Action Required (NFAR) Recon-Policy & Procedure	Lakhwinder Kaur	KL312-124150	NW	HN Life, HNAZ, HNCA, HNCT, HNOR, HNPS	National Medicare Compliance, Finance, HNPS	6/10/2014	Medicare, Dual Eligible
CMS/AHIP Memo Distribution Process	Jennifer Evans	LE56-91248		HNI	National Medicare Compliance	7/25/2014	Medicare, Medicare Advantage, Medicare Part D, Medicare-Medicaid Plan
EPOC Approver â€“ Processing and Maintenance of Individuals Authorized Access to CMS Computer Services (IACS) Requests	Eva Y Lo	LE56-94754		HNI	National Medicare Compliance	6/6/2014	Medicare, Medicare Advantage, Medicare Part D, Dual Eligible
Medicare Compliance Medicare Advantage (MA) and Part D Marketing Material Monitoring Review Process	Glenn A Hertel	EJ712-124810		HNI	National Medicare Compliance	7/7/2014	Medicare Advantage
Medicare Compliance: Processing and Submitting Requests for HPMS Access to CMS	Eva Y Lo	LE428-102514		HNI	National Medicare Compliance	4/3/2014	Medicare Advantage, Medicare Part D, Medicare, Dual Eligible
Monitoring of Medicare Advantage (MA) and Part D Requirements on www.healthnet.com	Sherri A Katz	HP224-103624		HN Life, HNAZ, HNCA, HNI, HNOR	National Medicare Compliance	8/23/2013	Medicare Advantage, Medicare Part D
Monthly Monitoring of Sales Events	Phuong L Dao	LE630-135755		HNI	National	3/4/2014	Medicare, Medicare

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Reporting to CMS					Medicare Compliance		Advantage, Medicare Part D
#RX- 133 Pharmacy Benefit Manager Monitoring and Oversight	Janet M Smith	SJ619-85152		HNPS	Pharmacy	6/24/2014	Medicare Advantage HMO
Part D Coordination of Benefits (COB) Unmatched N1 Transaction Processing Policy	Richard E Pyaro	RM812-93657		HNAZ, HNCA, HNOR	Pharmacy, Finance, National Medicare Compliance, Membership	1/29/2014	Medicare Part D, Dual Eligible
PDE Error Correction and Tracking - Restacker/RAS	Lakhwinder Kaur	KL1012-151233		HN Life, HNAZ, HNCA, HNCT, HNINY, HNOR, HNPS	Pharmacy, Finance	2/12/2014	Medicare Part D, Dual Eligible
AHCCCS - Pharmacy Home Program	Pamela J White	WP131-111848		Health Net Access	Pharmacy	4/23/2014	AHCCCS (AZ Medicaid)
Coordination of Benefits for Pharmacy Benefit (Prescription) Claims	Pamela J White	WP125-82916		HNAZ	Pharmacy	7/14/2014	AHCCCS (AZ Medicaid), Commercial
CPAC Quarterly Appeals Report	Sarka Parod	GA923-10024		HNPS	Pharmacy	1/23/2014	All
Drug and Therapeutic Class Reviews and Preferred Drug List Maintenance	Pamela J White	WP124-123341		HNAZ	Pharmacy	7/14/2014	AHCCCS (AZ Medicaid), Commercial
Drug Prior Authorization Process / Physician-initiated Requests	Pamela J White	WP124-163114		HNAZ	Pharmacy	7/14/2014	Commercial
Grandfathering Coverage of Prescription Drugs (Continuation of Pre-Existing Prescription Drug Therapy and Transition of Care)	Pamela J White	WP127-14416		HNAZ	Pharmacy	7/14/2014	Commercial
Grandfathering Process	Phyllis Y Noble	NP1212-1585		HNOR	Pharmacy	2/4/2014	POS, PPO, Indemnity, EPO, Community Care
Health Net Access (HNA) Pharmacy Notice of Action Process	Pamela J White	WP813-125750		HNAZ	Pharmacy	8/20/2014	AHCCCS (AZ Medicaid)

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Health Net Pharmaceutical Services Medicare - Coverage and Organization Determination Clinical Accuracy Monitoring Program	Sarka Parod	PS1018-15412		HNPS	Pharmacy	8/11/2014	Medicare Part D, Cal MediConnect
Health Net Pharmaceutical Services Medicare Pharmacy Pre-Service Organization Determinations	Sarka Parod	PS73-132958		HNPS	Pharmacy	12/20/2013	Medicare Advantage, Medicaid, Medicare
Health Net Pharmaceutical Services Prior Authorization Pharmacist Quality Assurance/Inter-Rater Reliability	Sarka Parod	PD29-121018		HNPS	Pharmacy	12/10/2013	All
Health Net Pharmaceutical Services Quality Assurance Process & Standards for Prior Authorization - Technicians and Intake Coordinators	Sarka Parod	CJ16-114952		HNPS	Pharmacy	7/23/2014	All
HNAZ Pharmacy and Therapeutics (P&T) Committee	Pamela J White	WP126-153337		HNAZ	Pharmacy	7/14/2014	Commercial, AHCCCS (AZ Medicaid)
Injectable Drugs (in-office) & Growth Hormone (self-injected by patients)	Pamela J White	WP125-93925		HNAZ	Pharmacy	7/14/2014	Commercial, AHCCCS (AZ Medicaid)
Medical Foods	Pamela J White	WP125-10014		HNAZ	Pharmacy	7/14/2014	Commercial
Member Submitted Prescription Claim Reimbursement and Manual Claim Adjustments	Pamela J White	WP125-11256		HNAZ	Pharmacy	7/14/2014	Commercial
Pharmaceutical Denial Notification Process	Pamela J White	WP126-105433		HNAZ	Pharmacy	7/14/2014	Commercial
Pharmaceutical Patient Safety	Phyllis Y Noble	NP118-12359		HNOR, HNPS	Pharmacy	3/24/2014	POS, PPO, EPO, Community Care
Pharmacy Communication Services	Pamela J White	WP127-73546		HNAZ	Pharmacy	7/14/2014	Commercial, AHCCCS (AZ Medicaid)
Policy/Procedure #RX-101:Recommended Drug List (RDL) Development and Application	Janet M Smith	SD828-82155		HNCA	Pharmacy	5/7/2014	HMO, POS, PPO, Medi-Cal
Policy/Procedure #RX-102:Pharmacy Exceptions / Prior Authorization/Pre-Service Decisions of Drugs	Janet M Smith	SD828-82931		HNCA	Pharmacy	5/8/2014	HMO, POS, PPO, Medicare HMO, Medicare POS
Policy/Procedure #RX-104:Generic Substitution	Janet M Smith	SD828-83911		HNCA	Pharmacy	5/8/2014	POS, PPO, Medicare HMO, Medicare, POS,

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
							Medicare PDP
Policy/Procedure #RX-105: Step-Therapy	Janet M Smith	UC53-10489		HNCA	Pharmacy	5/29/2014	HMO, Medicare Part D, POS, PPO, Medi-Cal
Policy/Procedure #RX-106:Non-Preferred (or Non-Formulary) Drug Coverage Guidelines	Janet M Smith	SD828-91030		HNCA	Pharmacy	5/13/2014	HMO, POS, PPO, Medi-Cal
Policy/Procedure #RX-108:Compounded Drug Coverage Policy	Janet M Smith	SD828-133820		HNCA	Pharmacy	5/19/2014	HMO, POS, PPO
Policy/Procedure #RX-112:Early Refill Policy	Janet M Smith	SD828-134542		HNCA	Pharmacy	5/19/2014	HMO, POS, PPO, Medicare HMO, Medicare POS
Policy/Procedure #RX-113:Vacation Override Prescription Policy	Janet M Smith	SD828-135511		HNCA	Pharmacy	5/21/2014	HMO, POS, PPO
Policy/Procedure #RX-117Consistent Application of Pharmacy Criteria/Inter-rater Reliability Testing	Janet M Smith	SD1021-102518		HNCA	Pharmacy	5/21/2014	HMO, POS, PPO, Medicare HMO Medicare POS
Policy/Procedure #RX-119:Third Party Clinical Reviews	Janet M Smith	SD1021-10558		HNCA	Pharmacy	5/27/2014	All
Policy/Procedure #RX-120:Pharmacy Claims Reimbursement Policy	Janet M Smith	SD1021-11726		HNCA	Pharmacy	5/27/2014	All
Policy/Procedure #RX-123:Pharmacy Prior Authorization/Pre-Service Decision Turn Around Time Standards/PAOS Queue Handling	Janet M Smith	SD1021-13053		HNCA	Pharmacy	5/27/2014	HMO, POS, PPO, Medicare HMO, Medicar POS
Policy/Procedure #RX-124:Prior Authorization Guideline Development	Janet M Smith	SD1021-132559		HNCA	Pharmacy	5/19/2014	All
Policy/Procedure #RX-125:Notification of Changes to the Recommended Drug List/Medicare Drug List Policy	Janet M Smith	SD111-121752		HNCA	Pharmacy	12/3/2013	HMO, POS, PPO, Medi-cal, Medicare HMO, Medicare POS
Policy/Procedure #RX-126:Pharmacy Prior Authorization Staff Training Process	Janet M Smith	SD111-13225		HNCA	Pharmacy	5/27/2014	HMO, POS, PPO, Medicare HMO, Medicare POS

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Policy/Procedure #RX-127:Pharmaceutical Patient Safety	Janet M Smith	SD111-132318		HNCA	Pharmacy	5/28/2014	HMO, POS, PPO, Medi-Cal, Medicare HMO, Medicare POS
Policy/Procedure #RX-130:Pharmacy Provider Dispute Resolution Process	Janet M Smith	SD1021-151317		HNCA	Pharmacy	5/28/2014	HMO, POS, PPO
Policy/Procedure #RX-131:â€œAfter-Hoursâ€ Prior Authorization Requests	Janet M Smith	SD117-82332		HNCA	Pharmacy	5/28/2014	HMO, POS, PPO, Medicare HMO, Medicare POS
Policy/Procedure #RX-132Continuity of Care Policy	Janet M Smith	SD1021-152242		HNCA	Pharmacy	5/28/2014	HMO, POS, PPO
Policy/Procedure #RX-134: Mandatory Mail Order Pharmacy Benefits	Janet M Smith	SD1024-85450		HNCA	Pharmacy	6/16/2014	HMO, POS, PPO
Policy/Procedure #RX-135:Fulfillment of Oral / Written Vital Documents Translation Services For Pharmacy Initiated Documents	Janet M Smith	SD1024-9626		HNCA	Pharmacy	6/16/2014	HMO, POS, PPO
Policy/Procedure RX-100:Pharmacy Policies and Procedures	Janet M Smith	SD828-75945		HNCA	Pharmacy	5/7/2014	All
Preferred Drug List Document Maintenance and Distribution	Pamela J White	WP127-101650		HNAZ	Pharmacy	7/14/2014	Commercial, AHCCCS (AZ Medicaid)
Preferred Drug List Revision Notification	Pamela J White	WP127-85158		HNAZ	Pharmacy	7/14/2014	Commercial
Prior Authorization Change Notification	Phyllis Y Noble	NP422-104418		HNOR	Pharmacy	4/4/2014	Commercial, POS, PPO, EPO, Community Care
Smoking Cessation	Pamela J White	WP127-12837		HNAZ	Pharmacy	7/14/2014	Commercial
Step-Therapy	Phyllis Y Noble	NP118-111054		HNOR	Pharmacy	3/13/2014	POS, PPO, EPO, Indemnity, Community Care
Zip Code Crossover Notification	Daniel M Pasternak	TR427-162353	NW	HNAZ, HNCA, HNOR	Product Development and Management, Sales Operations, Medicare Sales	2/1/2014	Medicare, Medicare Advantage, Medicare Part D

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
					[more...]		
Electronic Document Routing to Provider Data Management	Chris Wagner	WC45-135331		HNCA, HNCS	Provider Data Management, Provider Network Management	7/24/2014	All
Provider Network Management - Provider Data Management Project Request Form	Anna M Young	YA823-12442		HNAZ, HNCA, HNOR	Provider Data Management, Provider Network Management	10/4/2013	HMO, POS, PPO, IFP, EPO, Healthy Kids, Medi-Cal, Healthy Families [more...]
Provider Network Management Practitioner Add	Anna M Young	YA1116-111955		HNCA, HNCS	Provider Data Management, Provider Network Management	6/16/2014	HMO, POS, PPO, IFP, EPO, Medi-Cal, Medicare Advantage PPO [more...]
Auto-Suffixing Work Flow	Adela Velazquez	MJ627-17939		HNAZ, HNCA, HNOR	Provider Data Management	2/12/2014	N/A
Provider Data Management PHI Policy	Adela Velazquez	MJ627-173449		HNAZ, HNCA, HNOR	Provider Data Management	1/15/2014	N/A
Provider Data Management Turnaround Times â€“ Provider Adds/Updates	Adela Velazquez	MJ627-175118		HNCA, HNOR, HNAZ	Provider Data Management	4/8/2014	Commercial, Medicaid, Medicare
Pre-Contractual Due Diligence	Rita M Lonzo	LR316-104056		Health Net Access, HN Life, HNAZ, HNCA, HNOR	Provider Network Management, Delegation Oversight [more...]	8/6/2014	Medicaid, Health Benefit Exchange, Community Care, AHCCCS (AZ Medicaid) [more...]
Provider Data Integrity	Kristina M Rodriguez	RK54-65626		HN Life, HNAZ, HNCA, HNCS, HNOR	Provider Network Management, ITG	10/4/2013	Medicare Advantage PPO, Medicare Advantage HMO, Dual Eligible
Network Change Form	Anna M Young	GE123-115950		HNAZ, HNCA, HNOR	Provider Network Management,	8/27/2014	HMO, POS, PPO, IFP, EPO, Medi-Cal, Medicare Advantage

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
					Member Services, HNCA Other		PPO [more...]
Add New Participating Physician Group (PPG) to Network	Anna M Young	GE111-10317		HNCA, HNCS	Provider Network Management	8/6/2014	HMO, Medicare, POS, PPO, IFP, EPO, Medi-Cal, Dual Eligible
Agreements with Federally Qualified Health Centers	Kristina M Rodriguez	RK53-144518		HN Life, HNAZ, HNCA, HNCS, HNOR	Provider Network Management	3/27/2014	Medicare Advantage PPO, Medicare Advantage HMO, Dual Eligible
AHCCCS-Provider Education	Karen M Ellington	PA531-82741		Health Net Access	Provider Network Management	7/30/2014	AHCCCS (AZ Medicaid)
AHCCCS-Use and Duration of Non-Contracted Providers	Karen M Ellington	PA77-112721		Health Net Access	Provider Network Management	7/1/2014	AHCCCS (AZ Medicaid)
AHCCCS - Tracking Provider Inquiries and Complaints	Karen M Ellington	PA420-71848		Health Net Access	Provider Network Management	7/1/2014	AHCCCS (AZ Medicaid)
Availability of Providers & Practitioners	Dan Owsley	CM816-101539	NW	HN Life, HNOR	Provider Network Management	1/9/2014	Commercial PPO, Commercial HMO, Medicare Advantage HMO [more...]
CBAS Contracting Process	Kristina M Rodriguez	RK41-6474		HNCA, HNCS	Provider Network Management	3/27/2014	Medi-Cal, Dual Eligible
Contractor Oversight and Management	Steven X Mar	CM66-12233		HNOR	Provider Network Management	5/14/2014	All
Coordination of PNM Processing of Practitioner Changes	Anna M Young	YA1116-12410		HNAZ, HNCA, HNCS, HNOR	Provider Network Management	5/5/2014	HMO, Commercial, Medicare Advantage, POS, PPO, EPO, Medi-Cal, Dual Eligible
Establishing PCP Panels	Elizabeth Gallagher	GE78-12236		HNCA, HNCS	Provider Network Management	6/30/2014	Medi-Cal, Medicare Advantage HMO, Dual Eligible

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Hospital Provider Termination	Anna M Young	YA911-9545		HNCA	Provider Network Management	12/5/2013	HMO, POS, PPO, IFP, EPO, Medi-Cal, Healthy Families [more...]
Limitations on Provider Indemnification	Kristina M Rodriguez	RK429-19298		HN Life, HNAZ, HNCA, HNCS, HNOR	Provider Network Management	7/2/2014	Medicare Advantage PPO, Medicare Advantage HMO, Dual Eligible
Medicare Advantage and Dual-Eligible Demonstration Network Adequacy	Elizabeth Gallagher	GE1220-211747		HNCA, HNCS	Provider Network Management	8/29/2014	Medicare Advantage HMO, Medicare Advantage PPO, Dual Eligible
Medicare Advantage First Tier and Downstream Contract Maintenance	Kristina M Rodriguez	SJ41-9614		HN Life, HNAZ, HNCA, HNCS, HNOR	Provider Network Management	3/27/2014	Medicare Advantage PPO, Medicare Advantage HMO, Dual Eligible
Medicare Part C Reporting - Provider Network Adequacy	Elizabeth Gallagher	GE22-132349		HNAZ, HNCA, HNCS, HNOR	Provider Network Management	8/29/2014	Medicare Advantage, Dual Eligible
Medicare Secondary Payer (MSP) PNM role	David S Davidson	DD728-144652		HNCA	Provider Network Management	2/27/2014	Medicare Advantage, Medicare, Commercial
Monitor PCP Panels	Elizabeth Gallagher	GE418-15723		HNAZ, HNCA, HNCS, HNOR	Provider Network Management	8/28/2014	HMO, POS, EPO, Medi-Cal, Medicare Advantage HMO, Community Care, CalViva [more...]
New Provider Contracting	Kristina M Rodriguez	RK1028-101516		HN Life, HNAZ, HNCA, HNCS, HNOR	Provider Network Management	4/8/2014	Community Care, AHCCCS (AZ Medicaid), Dual Eligible, Commercial PPO [more...]
Physician Incentive Plans	Kristina M Rodriguez	RK53-111252		HN Life, HNAZ, HNCA, HNCS, HNOR	Provider Network Management	7/2/2014	Medicare Advantage PPO, Medicare Advantage HMO, Dual Eligible

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
PPG Provider Termination	Anna M Young	YA79-14112		HNCA	Provider Network Management	12/17/2013	HMO, POS, PPO, Healthy Kids, Medi-Cal, Medicare Advantage PPO [more...]
Practitioner/Provider Liability Insurance Limits Review	Kristina M Rodriguez	RK54-83154		HN Life, HNAZ, HNCA, HNCS, HNOR	Provider Network Management	7/2/2014	Commercial, Medicare Advantage, Dual Eligible
Pricing Committee Updates	Juanita X Sanchez	SJ119-93936		HNAZ	Provider Network Management	3/14/2014	HMO, Medicare, Medicare Advantage, POS, PPO, Indemnity, IFP
Prison Network Contract Administration Onsite Policy & Procedure	Gil X Astorga	AV65-124748		HNCA	Provider Network Management	7/23/2014	Prison Healthcare
Prison Network Contract Administration P&P Appeal-Review and Response policy	Gil X Astorga	AV516-134619		HNCA	Provider Network Management	12/4/2013	Prison Healthcare
Prison Network Contract Administration Policy and Procedures: Contract Adds-updates- terminations	Gil X Astorga	AV516-11553		HNCA	Provider Network Management	12/4/2013	Prison Healthcare
Prison Network Contract Administration Policy and Procedures: Contract Processing	Gil X Astorga	AV516-15241		HNCA	Provider Network Management	7/23/2014	Prison Healthcare
Prison Network Contract Administration Policy and Procedures: Definitions	Gil X Astorga	AV516-11195		HNCA	Provider Network Management	7/23/2014	Prison Healthcare
Process Medi-Cal FSR Invalid Sites Pend Report	Elizabeth Gallagher	GE611-113842		HNCA, HNCS	Provider Network Management	6/30/2014	Medi-Cal, Dual Eligible
Provider Directory Review	Elizabeth Gallagher	GE1211-175233		HNCA, HNCS	Provider Network Management	3/28/2014	EPO, Medi-Cal, Medicare Advantage PPO, Medicare Advantage HMO [more...]
Provider Grievances (Appeals)Recording/Reporting	Jocelyn A Espinoza	VM1215-15138	NE	HNAZ	Provider Network	8/22/2014	HMO, Commercial, Medicare Advantage,

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Requirements					Management		POS, PPO, Indemnity, IFP
Provider HIPAA Policy	Kristina M Rodriguez	RK415-82636		HN Life, HNAZ, HNCA, HNCS, HNOR	Provider Network Management	3/28/2014	Dual Eligible, AHCCCS (AZ Medicaid), Community Care, Commercial PPO [more...]
Provider Network Administrator Annual Provider Performance Survey	Anna M Young	YA126-91553		HNCA	Provider Network Management	10/24/2013	N/A
Provider Network Management - Closed Panel Initiative	Anna M Young	GE415-11431		HNCA, HNCS	Provider Network Management	6/25/2014	HMO, POS, PPO, Medi-Cal, Medicare Advantage PPO, Medicare Advantage HMO [more...]
Provider Network Management - Creating and Distributing Policy and Procedure Documents	Anna M Young	MD728-105037		HNAZ, HNCA, HNOR	Provider Network Management	2/11/2014	N/A
Provider Network Management - New PPG Education and Orientation	Anna M Young	YA106-101712		HNCA, HNCS	Provider Network Management	6/27/2014	HMO, Medicare Advantage, POS, PPO, Medicare Advantage PPO, Medi-Cal, EPO [more...]
Provider Network Management - POP Agreements	Richard Leedom	YA1213-114621		HNCA	Provider Network Management	5/5/2014	HMO, Commercial, Medicare Advantage, IFP, Medi-Cal, Community Care
Provider Network Management - PPG Risk Changes	Anna M Young	YA112-9541		HNCA, HNCS	Provider Network Management	7/23/2014	HMO, POS, PPO, Medi-Cal, Commercial HMO, Commercial PPO, Commercial [more...]
Provider Network Management - Provider Termination or Substantial Change - Medi-Cal	Anna M Young	YA53-103215		HNCA	Provider Network Management	8/27/2014	Medi-Cal

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Provider Network Management - Roles and Responsibilities for Physician Demographic Information and Fee Schedule/CPT Code Inquiries via the Internet	Anna M Young	GE325-194456		HNCA	Provider Network Management	9/17/2013	All
Provider Network Management - Roster Review	Elizabeth Gallagher	GE625-213044		HNCA, HNCS	Provider Network Management	5/5/2014	HMO, POS, PPO, EPO, Medi-Cal, Medicare Advantage PPO [more...]
Provider Network Management Capitation Deductions	Amy J Christian	CA619-154532		HNCA, HNCS	Provider Network Management	5/16/2014	HMO, Commercial, Medicare, Medicare Advantage, POS, IFP [more...]
Provider Offshore Subcontracting	Matthew T Dugan	RK53-94135		HN Life, HNAZ, HNCA, HNCS, HNOR	Provider Network Management	12/13/2013	Medicare Advantage PPO, Medicare Advantage HMO, Dual Eligible
Provider Orientation Process	Kristina M Rodriguez	RK330-152340		HNCA, HNCS	Provider Network Management	4/9/2014	Dual Eligible
Provider Requests for Contract Copies	Matthew T Dugan	JB1129-113215		HN Life, HNAZ, HNCA, HNCS, HNOR	Provider Network Management	10/2/2013	HMO, PPO, Medi-Cal, Healthy Families, Medicare Advantage PPO [more...]
Provider Termination Alert (PTA) â€“ CMS Account Manager Notification	Jennifer MacLean	BW16-123237		HN Life, HNAZ, HNCA, HNCS, HNI, HNOR, HNPS, MHN	Provider Network Management	3/13/2014	Medicare Advantage
Provider Termination	Elizabeth Gallagher	GE54-185259		HNAZ, HNCA, HNOR	Provider Network Management	8/6/2014	Medicare, Dual Eligible
Quality and Cost Data Methodology for HNCA Hospitals	Federico Del Rosario	RF930-131458	W	HNCA	Provider Network Management	8/6/2014	HMO, Commercial, POS, PPO, Indemnity, IFP, EPO, AIM, Healthy Kids [more...]
Retroactive Provider Contract Tracking	David S Davidson	DD320-1191		HN Life, HNAZ, HNCA, HNCS,	Provider Network	5/23/2014	Commercial, Medicare Advantage, Medi-Cal,

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
				HNOR	Management		AHCCCS (AZ Medicaid) [more...]
Western Region PNM Associate of the Month (AOM) P.R.I.D.E. Award	Federico Del Rosario	RF82-8405	NW	HNAZ, HNCA, HNOR	Provider Network Management	5/12/2014	N/A
WR PNM Provider Directory Self-Audit	David S Davidson	DD322-181951		HN Life, HNAZ, HNCA, HNCS, HNOR	Provider Network Management	1/21/2014	HMO, PPO, POS, Medicare Advantage, EPO, Medi-Cal, AHCCCS (AZ Medicaid) [more...]
Assigning Specialties to Non-Par Providers	Adela Velazquez	KD1031-111729		HNAZ, HNCA, HNOR	Provider Services	10/14/2013	N/A
Delegated/Non Delegated Provider Adds	Adela Velazquez	KD1117-15042		HNCA	Provider Services	2/10/2014	N/A
Direct Network Supersede Policy and Procedure for PPO/EPO Lines of Business	Adela Velazquez	KD115-92815		HNCA	Provider Services	11/12/2013	N/A
HNCA Credentialing Directives and Data Changes to PDM	Adela Velazquez	KD115-84749		HNAZ, HNCA, HNOR	Provider Services	11/12/2013	N/A
Non Par FS Exceptions	Laurie X Amantia	KD1031-121143		HNAZ, HNCA, HNOR	Provider Services	12/3/2013	N/A
PPG ROSTER REVIEW	Adela Velazquez	KD115-94915		HNCA	Provider Services	11/12/2013	N/A
Provider Terminations	Adela Velazquez	KD115-103623		HNAZ, HNCA, HNOR	Provider Services	3/17/2014	n/a
Provider Updates â€" Call-In Log	Adela Velazquez	KD115-82551		HNCA, HNOR, HNAZ	Provider Services	2/10/2014	N/A
PROVIDER TAX ID NUMBER, NAME AND ADDRESS UPDATES FOR CONTRACTED AND NON-CONTRACTED PROVIDERS	Adela Velazquez	KD115-83632		HNAZ, HNCA, HNOR	Provider Services	2/11/2014	N/A
Timely Filing for Non-Contracted Providers	Adela Velazquez	CT1028-91412		HNAZ, HNCA, HNOR	Provider Services	11/12/2013	N/A
Public Health Coordination	Vergia L Slade	SV121-124129	W	HNCA	Public Health Coordination	4/9/2013	Medi-Cal

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Dual Eligibles LTSS Network Adequacy	Elizabeth Gallagher	GE78-212838		HNCS	Public Health Coordination, Provider Network Management	8/29/2014	Dual Eligible
Access to Certified Nurse Midwife Services	Rogelio Lopez	LR1130-114046	W	HNCA	Public Health Coordination	9/19/2013	Medi-Cal
Access to Certified Nurse Practitioners	Vergia L Slade	SV122-112618	W	HNCA	Public Health Coordination	4/9/2013	Medi-Cal
Adult Preventive Care Screens	Rogelio Lopez	LR1129-144527	W	HNCA	Public Health Coordination	12/10/2013	Medi-Cal
AHCCCS EPSDT/AzEIP Coordination	Vergia L Slade	SV1023-145644		Health Net Access	Public Health Coordination	11/4/2013	AHCCCS (AZ Medicaid)
AIDS Waiver Program Coordination of Care	Rogelio Lopez	LR1118-155459	W	HNCA	Public Health Coordination	12/10/2013	Medi-Cal
BEHAVIORAL HEALTH; CAL MEDI-CONNECT COORDINATION OF CARE â€œNO WRONG DOORâ€□ [LA COUNTY]	Carol X Hartoonians	LR710-122235		HNCA	Public Health Coordination	7/1/2014	Dual Eligible
Breastfeeding Promotion	Rogelio Lopez	LR1130-12130	W	HNCA	Public Health Coordination	9/19/2013	Medi-Cal
California Children Services	Rogelio Lopez	LR1118-161131	W	HNCA	Public Health Coordination	9/24/2013	Medi-Cal
Childhood Blood Lead Screening	Rogelio Lopez	LR1129-16641	W	HNCA	Public Health Coordination	9/19/2013	Medi-Cal
Coordinating CHDP Services with School-Based Health Programs	Rogelio Lopez	LR1119-12505	W	HNCA	Public Health Coordination	12/11/2013	Medi-Cal
Coordination of Care for Children in Foster Care and Adoption Assistance Program	Vergia L Slade	SV1130-11918	W	HNCA	Public Health Coordination	4/9/2013	Medi-Cal
Coordination with Community-Based Adult Services (CBAS) Providers	Rogelio Lopez	LR48-15519		HNCA	Public Health Coordination	4/10/2013	Medi-Cal
DDS-Administered Home and Community Based Waiver Program	Rogelio Lopez	LR1119-124324	W	HNCA	Public Health Coordination	12/11/2013	Medi-Cal
Direct Observation Therapy for	Rogelio Lopez	LR1119-	W	HNCA	Public Health	9/19/2013	Medi-Cal

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Tuberculosis		121335			Coordination		
Early Start Program	Rogelio Lopez	LR1119-144244	W	HNCA	Public Health Coordination	12/11/2013	Medi-Cal
EPSDT Supplemental Services	Rogelio Lopez	LR1119-13138	W	HNCA	Public Health Coordination	12/10/2013	Medi-Cal
Family Planning Services	Rogelio Lopez	LR1119-14287	W	HNCA	Public Health Coordination	12/11/2013	Medi-Cal
HIV Testing and Counseling	Rogelio Lopez	LR1119-152050	W	HNCA	Public Health Coordination	9/19/2013	Medi-Cal
Hospice Care Services	Rogelio Lopez	LR1129-161210		HNCA	Public Health Coordination	9/24/2013	Medi-Cal
Immunization Program	Rogelio Lopez	LR1119-152649	W	HNCA	Public Health Coordination	1/21/2014	Medi-Cal
In Home Operations (IHO) Home & Community-Based Services (HCBS) Waivers	Rogelio Lopez	LR1118-152444	W	HNCA	Public Health Coordination	12/10/2013	Medi-Cal
Initial Health Assessment	Rogelio Lopez	LR1129-14550		HNCA	Public Health Coordination	12/23/2013	Medi-Cal
Long Term Care	Rogelio Lopez	LR1118-154747	W	HNCA	Public Health Coordination	9/19/2013	Medi-Cal
Major Organ Transplants	Rogelio Lopez	LR1118-151230	W	HNCA	Public Health Coordination	9/19/2013	Medi-Cal
Mental Health Services	Rogelio Lopez	LR1118-161950		HNCA	Public Health Coordination	1/23/2014	Medi-Cal
Miscellaneous Carve Out Services	Rogelio Lopez	LR1119-122337	W	HNCA	Public Health Coordination	12/10/2013	Medi-Cal
Non-Emergency, Non-Medical Transportation Assistance and Coordination; Hardship and Special Circumstances	Vergia L Slade	SV122-12926	W	HNCA	Public Health Coordination	4/10/2013	Medi-Cal
Participating Provider Sensitivity Training	Rogelio Lopez	LR314-164842	W	HNCA	Public Health Coordination	1/21/2014	Medi-Cal
Pediatric Preventive Care Services	Rogelio Lopez	LR1129-143813	W	HNCA	Public Health Coordination	12/10/2013	Medi-Cal
Perinatal Care	Rogelio Lopez	LR1130-11487	W	HNCA	Public Health Coordination	4/7/2014	Medi-Cal

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Pregnancy Termination	Rogelio Lopez	LR1119-125435	W	HNCA	Public Health Coordination	12/10/2013	Medi-Cal
Regional Centers Coordination	Rogelio Lopez	LR1119-151347	W	HNCA	Public Health Coordination	12/10/2013	Medi-Cal
Skilled Nursing Facility	Rogelio Lopez	LR1118-15277	W	HNCA	Public Health Coordination	9/19/2013	Medi-Cal
SPD Member Process to Request a Specialist as a Primary Care Provider	Rogelio Lopez	LR314-162151	W	HNCA	Public Health Coordination	12/11/2013	Medi-Cal
Targeted Case Management (TCM) Services	Rogelio Lopez	LR1119-122717	W	HNCA	Public Health Coordination	12/10/2013	Medi-Cal
Transportation Assistance and Coordination for Seniors and Persons with Disabilities (SPDs)	Vergia L Slade	SV122-113856	W	HNCA	Public Health Coordination	4/10/2013	Medi-Cal
Vision Care	Rogelio Lopez	LR1119-1285	W	HNCA	Public Health Coordination	9/19/2013	Medi-Cal
WIC Coordination	Rogelio Lopez	LR1129-1606	W	HNCA	Public Health Coordination	9/19/2013	Medi-Cal
Alcohol and Drug Treatment Services	Carol X Hartoonians	LR1118-162421		HNCA	Public Programs	8/1/2014	Medi-Cal
Communicable Diseases Reporting	Carol X Hartoonians	SV122-104630		HNCA	Public Programs	7/5/2014	Medi-Cal
Continuity of Care for Cal MediConnect	Carol X Hartoonians	LR326-112737		HNCA	Public Programs	3/28/2014	Dual Eligible, Medi-Cal
Coordinating Services with Local Educational Agency (LEA) Providers	Carol X Hartoonians	SV121-133957		HNCA	Public Programs	7/5/2014	Medi-Cal
Coordination of Care with Childrenâ€™s Emergency Shelter Care Center	Carol X Hartoonians	SV1130-115536		HNCA	Public Programs	7/5/2014	Medi-Cal
Coordination of Care with Sacramento County CHDP Program Foster Child Services	Carol X Hartoonians	SV1129-141139		HNCA	Public Programs	7/5/2014	Medi-Cal
Detection and Treatment of Hansenâ€™s Disease	Carol X Hartoonians	SV1129-154434		HNCA	Public Programs	7/5/2014	Medi-Cal
Detection and Treatment of Tuberculosis	Carol X Hartoonians	LR1129-1569		HNCA	Public Programs	8/1/2014	Medi-Cal
Ensuring Access to Sensitive Services	Carol X	SV1130-14751		HNCA	Public	8/1/2014	Medi-Cal

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
	Hartoonians				Programs		
Minor Consent Services	Carol X Hartoonians	SV122-105549		HNCA	Public Programs	7/5/2014	Medi-Cal
Multidisciplinary Senior Services Program Waiver	Carol X Hartoonians	LR1118-154052		HNCA	Public Programs	5/12/2014	Dual Eligible, Medi-Cal
Oversight of Subcontractor Compliance with Public Health Program Requirements	Carol X Hartoonians	SV1130-13436		HNCA	Public Programs	7/5/2014	Medi-Cal
Policy and Procedure Revisions	Carol X Hartoonians	SV121-122543		HNCA	Public Programs	7/5/2014	Medi-Cal
Problem Resolution	Carol X Hartoonians	SV121-114910		HNCA	Public Programs	7/5/2014	Medi-Cal
Public Health Coordination and Internal HIPAA Policies	Carol X Hartoonians	SV122-95431		HNCA	Public Programs	8/1/2014	Medi-Cal
Refugee Health	Carol X Hartoonians	LR1119-121936		HNCA	Public Programs	8/1/2014	Medi-Cal
Reimbursement for Non-Contracting Providers	Carol X Hartoonians	SV121-13658		HNCA	Public Programs	7/5/2014	Medi-Cal
Sexually Transmitted Disease Services	Carol X Hartoonians	LR1119-143425		HNCA	Public Programs	8/1/2014	Medi-Cal
100% Quality Review of New Commercial Accounts	Alex M Black	CL1019-81123		MHN	Quality Assurance, MHN Configurations	4/29/2014	Commercial
Affiliate Random Plan Code Audits	Alex M Black	RL529-112717		MHN	Quality Assurance, MHN Configurations	4/29/2014	MBHO - Managed Behavioral Health Organization
Medicare: Benefit Configuration and Monthly Audit	Alex M Black	BB331-794		MHN	Quality Assurance, MHN Configurations	4/29/2014	Medicare Advantage
QI Medicare Accessibility of Providers and Practitioners	Jenny P Anderson	AJ920-114632		HN Life, HNAZ, HNCA, HNOR	Quality Assurance, Quality Management	3/17/2014	Medicare Advantage HMO, Medicare Advantage PPO, Medicare Advantage SNP

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Accessibility of Providers & Practitioners	Jenny P Anderson	AJ107-131155		HN Life	Quality Assurance	5/20/2014	PPO, EPO, and Health Benefit Exchange - PPO
Availability of Providers - Commercial_SHP	Jenny P Anderson	AJ107-112910		HNCA	Quality Assurance	1/9/2014	Commercial HMO, POS, Health Benefit Exchange, Medi-Cal
Availability of Providers & Practitioners	Jenny P Anderson	AJ107-143827		HN Life	Quality Assurance	1/9/2014	PPO, Commercial PPO, Health Benefit Exchange
Commercial & SHPs Appointment Accessibility	Amy M Wittig	AJ107-103034		HNCA	Quality Assurance	11/7/2013	Commercial HMO, POS, Medi-Cal (including SPDs), Healthy Families
Quality Improvement Performance Indicator Report	Rachael A Febus	FR928-93644		HNAZ, HNCA, HNOR, MHN	Quality Improvement, Data Analysis, Clinical Operations, Credentialing [more...]	6/20/2014	HMO, Commercial, Medicare, MBHO - Managed Behavioral Health Organization [more...]
Member Rights and Responsibilities Statement	Lynne M Mechelke	CA13-12954		MHN	Quality Improvement	6/23/2014	EAP, Commercial Managed Care, Cal MediConnect, Medicare, MBHO, Medi-Cal [more...]
Monitoring Access to Care	Stephen M Gross	CA13-12141		MHN	Quality Improvement	7/25/2014	Commercial, MBHO - Managed Behavioral Health Organization, Affiliate [more...]
Monitoring Coordination of Care	Rachael A Febus	FR924-122957		MHN	Quality Improvement	6/20/2014	Commercial, EAP, Medicare, Cal MediConnect [more...]
Monitoring Member Satisfaction	Rachael A Febus	CA13-122357		MHN	Quality Improvement	6/20/2014	Commercial, EAP, Cal MediConnect, Affiliate, Medicare, CalViva, Medi-Cal

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
Peer Reviewer and Committee Confidentiality/Conflict of Interest	Lynne M Mechelke	ML925-123441		MHN	Quality Improvement	6/23/2014	EAP, Commercial Managed Care, Cal MediConnect, Medicare, MBHO [more...]
Practitioner Satisfaction Questionnaires	Rachael A Febus	CA13-131328		MHN	Quality Improvement	6/20/2014	HMO, Commercial, Medicare, MBHO - Managed Behavioral Health Organization [more...]
Quality Improvement Annual Evaluation	Lynne M Mechelke	CA13-131936		MHN	Quality Improvement	6/13/2014	EAP, Commercial Managed Care, Cal MediConnect, Medicare [more...]
AHCCCS Medical Record Documentation Monitoring	Helen C Lansche	LH423-91944		Health Net Access	Quality Management, Credentialing, Provider Network Management	5/2/2014	AHCCCS (AZ Medicaid)
HN AZ Region Commercial Provider Availability Monitoring	Jenny P Anderson	AJ1216-164139		HN Life, HNAZ	Quality Management, Provider Network Management	6/10/2014	Commercial HMO and Arizona Insurance Marketplace Exchange HMO & PPO
HN AZ Region Commercial QI Monitoring Access to Care	Jenny P Anderson	AJ1216-164528		HN Life, HNAZ	Quality Management, Provider Network Management	6/10/2014	Commercial HMO and Arizona Insurance Marketplace Exchange HMO & PPO
AHCCCS- Communication of Clinical Information	Helen C Lansche	LH58-104159		Health Net Access	Quality Management	4/25/2014	AHCCCS (AZ Medicaid)
AHCCCS- Monitoring of Behavioral Health Services provided by PCPs	Helen C Lansche	LH1122-11170		Health Net Access	Quality Management	3/4/2014	AHCCCS (AZ Medicaid)
AHCCCS- Performance Improvement Projects (PIP)	Helen C Lansche	LH58-7248		Health Net Access	Quality Management	4/25/2014	AHCCCS (AZ Medicaid)

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
AHCCCS- Quality Management Data Management and Validation	Helen C Lansche	LH1031-133350		Health Net Access	Quality Management	3/4/2014	AHCCCS (AZ Medicaid)
AHCCCS- Review, Monitoring and Reporting of Performance	Helen C Lansche	LH56-11715		Health Net Access	Quality Management	4/25/2014	AHCCCS (AZ Medicaid)
AHCCCS- Use of Health Care Information System for Quality Performance Montioring	Helen C Lansche	LH426-9240		Health Net Access	Quality Management	5/2/2014	AHCCCS (AZ Medicaid)
AHCCCS - Appointment Availability Monitoring and Reporting	Karen M Ellington	PA420-124447		Health Net Access	Quality Management	7/29/2014	AHCCCS (AZ Medicaid)
AHCCCS Medical Record Documentation Standards	Helen C Lansche	LH430-62733		Health Net Access	Quality Management	5/2/2014	AHCCCS (AZ Medicaid)
AHCCCS Performance Measure Monitoring	Helen C Lansche	LH423-10748		Health Net Access	Quality Management	4/25/2014	AHCCCS (AZ Medicaid)
Quarterly Monitoring for Health Plan Management System Access (HPMS) - Customer Contact Center and Appeals and Grievances	Christine X Martignoni	BV124-95125		HNAZ, HNCA, HNOR		12/19/2013	Medicare
Internal Sales Personnel File Requirements	Curt Nelson	TR513-102112		HNAZ, HNCA, HNOR	Sales Operations	5/30/2014	Medicare, Medicare Advantage, Medicare Part D
Medicare Sales Materials	Curt Nelson	TR920-122549		HNAZ, HNCA, HNOR	Sales Operations	4/21/2014	Medicare, Medicare Part D, Medicare Advantage
MLR ERISA Group Validation/Written Assurance Process	Jill C Sax	SJ314-101654	NW	HN Life, HNAZ, HNCA, HNOR	Sales Operations	4/1/2014	Commercial
Sales Administration â€“ Request for Quotes (New Business)	Francine J Klein	KD1214-93033		HNAZ	Sales Operations	7/28/2014	Commercial, POS, PPO, Indemnity
Sales Administration â€“ Sold Cases (New Business)	Francine J Klein	KD1214-9548		HNAZ	Sales Operations	12/17/2013	Commercial, POS, PPO, Indemnity
Schedule C Distribution for Producers, Agencies, General Agencies (GAs), Managing Agencies (MAGY) and Field Marketing Organizations (FMOs)	Yvonne M Douglas	TR69-155824		HNAZ, HNCA, HNOR	Sales Operations	8/26/2014	Medicare, Medicare Advantage

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
AZ, CA, WA, OR Sales and Sales Operations General Policy and Procedures for Summary of Benefits and Coverage (SBC) Distribution	Francine J Klein	KF910-15937		HNAZ, HNCA, HNOR	Sales	4/2/2014	Commercial, IFP, Commercial HMO, Commercial PPO, HMO, POS, PPO
Health Net Medicare and Exchange Marketing Phone Number Implementation and Verification	Ernie N Bernal	HD99-13568		HN Life, HNAZ, HNCA, HNI, HNOR	Sales	8/13/2014	Medicare Advantage HMO, Medicare Advantage PPO, Medicare Advantage [more...]
Health Net Medicare Inside Sale - Outbound Telemarketing	Ernie N Bernal	HD215-102641		HN Life, HNAZ, HNCA, HNI, HNOR	Sales	8/6/2014	Medicare Advantage, Medicare Part D
Health Net Medicare Inside Sales - Job Aides	Ernie N Bernal	HD718-85558		HN Life, HNAZ, HNCA, HNOR	Sales	8/13/2014	Medicare Advantage, Medicare Part D
Health Net Medicare Inside Sales - Script Creation and Approval	Ernie N Bernal	HD215-141636		HN Life, HNAZ, HNCA, HNI, HNOR	Sales	8/13/2014	Medicare Advantage, Medicare Part D
Health Net Medicare Inside Sales - Telephonic Enrollment	Ernie N Bernal	HD913-17234		HN Life, HNAZ, HNCA, HNI, HNOR	Sales	8/6/2014	Medicare Advantage, Medicare Part D
Health Net Medicare Inside Sales - Training	Ernie N Bernal	HD726-152143		HNAZ, HNCA, HNI, HNOR	Sales	8/13/2014	Medicare Advantage, Medicare Part D
Health Net Medicare Inside Sales â€“ Call Center Requirements	Ernie N Bernal	HD215-14118		HN Life, HNAZ, HNCA, HNI, HNOR	Sales	8/13/2014	Medicare Advantage, Medicare Part D
Language Select Service Desktop Procedure	Ernie N Bernal	TD58-93615		HNCA	Sales	8/13/2014	MediCare & ACA
SIU Admin Procedures	Matthew A Ciganek	CM1115-15431		Health Net Access, HN Life, HNAZ, HNCA, HNCS, HNI, HNOR, HNPS, MHN	Special Investigations Unit	12/12/2013	All, AHCCCS (AZ Medicaid), Dual Eligible
SIU Case Investigations and Recovery	Matthew A Ciganek	PW323-10375		Health Net Access, HN Life, HNAZ, HNCA, HNCS, HNI,	Special Investigations Unit	1/3/2014	All, AHCCCS (AZ Medicaid), Dual Eligible

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
				HNOR, HNPS, MHN			
SIU Definitions	Matthew A Ciganek	CM1012-135824		Health Net Access, HN Life, HNAZ, HNCA, HNCS, HNI, HNOR, HNPS, MHN	Special Investigations Unit	1/6/2014	All, Dual Eligible, AHCCCS (AZ Medicaid)
SIU Financial Reporting	Matthew A Ciganek	PW323-134448		Health Net Access, HN Life, HNAZ, HNCA, HNCS, HNI, HNOR, HNPS, MHN	Special Investigations Unit	1/6/2014	All, AHCCCS (AZ Medicaid), Dual Eligible
SIU Governing Regulations and Laws	Matthew A Ciganek	PW323-93652		Health Net Access, HN Life, HNAZ, HNCA, HNCS, HNI, HNOR, HNPS, MHN	Special Investigations Unit	1/6/2014	All, AHCCCS (AZ Medicaid), Dual Eligible
SIU Initial Intake and Assessment of Referrals	Matthew A Ciganek	PW323-10182		Health Net Access, HN Life, HNAZ, HNCA, HNCS, HNI, HNOR, HNPS, MHN	Special Investigations Unit	1/3/2014	All, AHCCCS (AZ Medicaid), Dual Eligible
SIU Oversight and Monitoring	Matthew A Ciganek	PW323-123443		Health Net Access, HN Life, HNAZ, HNCA, HNCS, HNI, HNOR, HNPS, MHN	Special Investigations Unit	12/12/2013	AHCCCS (AZ Medicaid), Dual Eligible, All
SIU Training	Matthew A Ciganek	PW323-95230		Health Net Access, HN Life, HNAZ, HNCA, HNCS, HNI, HNOR, HNPS,	Special Investigations Unit	12/12/2013	All, Dual Eligible, AHCCCS (AZ Medicaid)

Policy Name	Policy Author	Policy Number	Region	Business Unit	Department	Effective	Product
				MHN			
BST - The Training Model	Vincent M Price	PV59-125020		HNI	Transaction Services QA&T	7/16/2014	All
Medicare CMS Mock Universe Sampling	Darryl X Nixon	PV510-145555		HNAZ, HNCA, HNOR	Transaction Services QA&T	7/5/2013	Medicare
Oregon Notice of Rescission	Mark D Ludwig	LM410-104824		HNOR	Underwriting - IFP	4/24/2014	Commercial

SCHEDULE Q
SECURITY REQUIREMENTS

SCHEDULE Q
SECURITY REQUIREMENTS

1. INTRODUCTION

In accordance with Section 14.3 (Data Security) of the Terms and Conditions, Supplier shall comply with Health Net's security requirements set forth in the remainder of this Schedule Q (*Security Requirements*). Supplier shall also be responsible for implementing additional reasonable and appropriate security measures as may be necessary to protect Health Net Data from any unauthorized access or use and prevent any Security Breach.

2. BUSINESS CONTINUITY, ENTERPRISE RESILIENCE, AND DISASTER RECOVERY

2.1 Business Impact Analysis:

2.2 ***Recovery Strategies

(a) ***

2.3 Recovery Plans and Procedures, and Maintenance

2.4 ***Testing and Exercising

2.5 ***Escalation and Crisis Management

(a) ***

3. IT RISK AND COMPLIANCE MANAGEMENT

3.1 Regulatory and Standards Implementation

3.2 ***Risk and Compliance Assessments

3.3 ***Policies, Standards, and Procedure Management

(a) ***

3.4 Issue and Corrective Action Management

(a) ***

3.5 Exception Management

(a) ***

4. DATA PROTECTION

4.1 Data Classification & Inventory

(a) ***

4.2 Data Lifecycle Analysis

(a) ***

4.3 Data Encryption & Obfuscation

(a) ***

4.4 Data Loss Prevention

4.5 ***Data Retention and Destruction

5. ***THIRD PARTY RISK MANAGEMENT

5.1 Evaluation & Selection

5.2 ***Contract & Service Initiation

5.3 ***Security & Compliance Review

5.4 ***Third Party Monitoring

6. ***IDENTITY & ACCESS MANAGEMENT

6.1 User Account Management

6.2 ***Access Management

(a) ***

6.3 Privileged User Management

(a) ***

6.4 Data Platform Integration

6.5 ***Access Reporting and Audit

6.6 ***Access Governance

(a) ***

6.7 Federation

7. ***SECURE DEVELOPMENT LIFECYCLE

7.1 Security and Risk Requirements

(a) ***

7.2 Security Design & Architecture

(a) ***

7.3 Application Role Design and Access Privileges

(a) ***

7.4 Secure Coding Guidelines

(a) ***

7.5 Secure Build

(a) ***

7.6 Security Testing

7.7 ***Release Management

7.8 ***Application Security Administration

(a) ***

7.9 Legacy Environments

8. ***INFRASTRUCTURE, OPERATIONS AND NETWORK SECURITY/CYBER THREAT AND VULNERABILITY MANAGEMENT

8.1 Antivirus (AV) & Malware protection

8.2 ***Intrusion Detection and Prevention

8.3 ***Network Access Controls

8.4 ***Network and Application Firewalls

8.5 ***Proxy/Content Filtering

8.6 ***Remote Access Controls

8.7 ***Security Monitoring

8.8 ***Wireless Security Controls

8.9 ***Database Security

8.10 ***Network Device Security

(a) ***

8.11 Network Segmentation

(a) ***

8.12 OS Hardening and Secure Configuration

(a) ***

8.13 Migration and Network Transition

(a) ***

8.14 Patch Management

8.15 ***Vulnerability Management

8.16 ***Recurring Vulnerability Assessments and Penetration Testing

***

8.17 Incident and Problem Management

(a) ***

8.18 Capacity Management

8.19 ***Configuration and Change Management

8.20 ***Release Management

(a) ***

8.21 Asset and Configuration Management

(a) ***

9. PHYSICAL SECURITY

9.1 General

(i) ***

9.2 Policies, Standards, and Procedure Management

9.3 ***Facility Access Controls

(a) ***

9.4 Issue and Corrective Action Management

(a) ***

10. GENERAL SECURITY REQUIREMENTS

11. ***CHANGES

***

SCHEDULE R
CRITICAL DELIVERABLES

SCHEDULE R
CRITICAL DELIVERABLES

1. GENERAL

1.1 Critical Deliverables; Critical Deliverables Credits

(a) As part of Supplier's obligations under the Agreement, Supplier is required to create and deliver to Health Net certain important deliverables ("***Critical Deliverables***")," by certain dates ("***Deliverable Due Dates***"). The Critical Deliverables and their applicable Deliverable Due Date are set forth below.

(b) If Supplier fails to complete and deliver a Critical Deliverable by the applicable Deliverable Due Date set forth below, then unless the failure is excused pursuant to Section 1.2, Supplier will pay to Health Net a credit ("***Critical Deliverable Credit***") as specified below on Supplier's next invoice provided to Health Net under this Agreement.

(c) Health Net's receipt of Critical Deliverable Credits will be without prejudice to any other rights and remedies available to Health Net under the Agreement, at law, or in equity with respect to any failure of Supplier to complete the Critical Deliverables in a timely manner and otherwise in accordance with this Agreement.

1.2 Excuses for Failure to Complete and Deliver Critical Deliverables

Supplier's failure to complete and deliver a Critical Deliverable by the applicable Deliverable Due Date will be excused to the extent (but only to the extent) that (i) such failure is caused by an Excusable Performance Failure Event as defined in Section 4.4 of Schedule B (*Service Levels*), (ii) Supplier would have completed and delivered such Critical Deliverable prior to the Deliverable Due Date but for such Excusable Performance Failure Event, and (iii) Supplier is without fault in causing such Excusable Performance Failure Event.

2. CRITICAL DELIVERABLE CREDITS

The table below identifies the Critical Deliverables, the Deliverable Due Date for each such Critical Deliverable, and the Critical Deliverable Credit payable by Supplier to Health Net if Supplier fails to complete and deliver a Critical Deliverable on or before the applicable Deliverable Due Date. The Critical Deliverable Credit will be paid in the first invoice month after the Deliverable Due Date for the Critical Deliverable for which Supplier failed to perform as provided herein.

No.	Contract Section Where Deliverable Described	Deliverable Name	Critical Deliverable	Deliverable Due Date(s)	Critical Deliverable Credit
1.	MSA 11.5	True-up Plan	A plan describing Supplier's approach to conducting and completing the true-up contemplated by Section 11.5 of the Terms and Conditions.	45 days after the Effective Date	***
2.	MSA 11.5	True-up Results	The results of the true-up process as described in Section 11.5 of the Terms and Conditions.	45 days after BPaaS Services Commencement Date	***
3.	Section 1 of Schedule Z (Transition) and MSA 13.2	Transition Documents	Actionable Transition Documents, including Transition Deliverables and Transition Milestones (including transition gates) and Acceptance Criteria for each, per Section 1 of Schedule Z (*Transition*) and Section 13.2 of Terms and Conditions.	Weekly update by the Friday of each week, until completion of Transition Initial Updated Transition Documents ("December Updated Transition Documents") – due December 12, 2014 Updated Transition Documents addressing all Health Net comments provided to that point, and in form and substance satisfactory to Health Net ("January Updated Transition Documents") - due January 16, 2015	December Updated Transition Documents - *** January Updated Transition Documents - *** (No further items are subject to a credit here)
4.	MSA 17.2	Procedures Manual	Draft of the Procedures Manual (which includes detailed outline of Procedures Manual during Phase 1 (part 4(a)) and draft of the Procedures Manual in Phase 2 (part 4(b)) as described in Section 17.2 of Terms and Conditions and Schedule S (*Procedures Manual*).	4(a) - A Detailed outline of Procedures Manual within 90 days after the Effective Date 4(b) - A Draft of the Procedures Manual within 180 days after the BPaaS Services Commencement Date	4(a) - *** 4(b) - ***
5.	MSA 17.3	Technology Plan	Draft Technology Plan as described in Section 17.3 of the Terms and Conditions.	9 months after Effective Date	***

No.	Contract Section Where Deliverable Described	Deliverable Name	Critical Deliverable	Deliverable Due Date(s)	Critical Deliverable Credit
6.	MSA 11.2(e)(vii)	Dates by which Supplier must provide Resource Extension Notice	List of dates by which Supplier must provide the Resource Extension Notice (relating to Supplier's use of Health Net Provided Resources after Phase 2)	180 days after the BPaaS Services Commencement Date	***
7.	Schedule A (*Cross Functional Services*)	Innovation Plan	Draft of Innovation Plan as set forth in Section 3.7(c) of Schedule A (*Cross Functional Services*).	90 days after the BPaaS Services Commencement Date	***
8.	Schedule A (*Cross Functional Services*)	Dashboard	Delivery of operational reporting Dashboard as set forth in Section 3.10 of Schedule A (Cross Functional Services).	8(a) – Deliver the dashboard that Health Net is using as of the Effective Date on the BPaaS Services Commencement Date 8(b) – Work collaboratively with Health Net to develop requirements for improved dashboard no later than is commercially reasonable 8(c) - Deliver the improved dashboard meeting the requirements from 8(b) no later than the date agreed by the Parties at the time the requirements are finalized, which shall not be later than is commercially reasonable	8(a) - *** 8(b) - *** 8(c) - ***
9.	Schedule G (*Governance*) Section 2.1	Governance Plan	Establishment of the Governance Plan as described in Section 2.1 of Schedule G (*Governance*).	9(a) - A detailed outline of the Governance Plan within 30 days after the Effective Date 9(b) - A Draft of the Governance Plan within 45 days after the Effective Date	9(a) – *** 9(b) - ***

No.	Contract Section Where Deliverable Described	Deliverable Name	Critical Deliverable	Deliverable Due Date(s)	Critical Deliverable Credit
10.	BPaaS Supplemental Terms – Section 3	Roadmap	Deliver the Roadmap described in Section 3 of the BPaaS Supplemental Terms	10(a) – Deliver a draft Roadmap by March 1, 2015 10(b) Deliver an updated Roadmap 120 days after BPaaS Services Commencement Date	10(a) - *** 10(b) - ***
11.	MSA Schedule A-1 (*Cross Functional Solution*)	Compliance Plan	CTS to develop a comprehensive Compliance Plan describing the specific manner in which the Compliance Program elements will meet the standards for all LOBs	11(a) - A draft Compliance Plan within 60 days after the Effective Date. This shall be done in collaboration with Health Net. 11(b) - A Final Compliance Plan within 90 days after the Effective Date	*** ***
12.	Schedule X (*In Flight and Accelerated Projects*)	Accelerated Projects	Supplier shall complete the Accelerated Projects by the applicable dates set forth in the table below	See table of Accelerated Projects below	See table of Accelerated Projects below

Accelerated Project	Deliverable Due Date	Critical Deliverable Credit
IO Sliver	03/01/2016	***
Password Vault	12/01/2015	***
MHN to ABS [Excludes MHN-Unity Migration]	03/01/2016	***
VOIP	07/01/2015	***
IST, FARE, GENELCO, ACRS AND ECRS Migration	12/01/2015	***
Provider Directory	03/01/2016	***
iSeries and zSeries Data Archival & Retrieval	06/01/2015	***
RMC Tool Improvements	09/01/2015	***
Imaging and Workflow Modernization	01/01/2017	***

SCHEDULE S

PROCEDURES MANUAL TABLE OF CONTENTS

TABLE OF CONTENTS

SCHEDULE S

PROCEDURES MANUAL TABLE OF CONTENTS

With reference to Section 17.2 (Procedures Manual) of the Terms and Conditions, the Procedures Manual table of contents is set forth below.

1. INTRODUCTION AND OVERVIEW

(a) **Overview:** A high-level description of the Procedures Manual and its contents

(b) **Objectives:** The purpose of the Procedures Manual; the expected audience and benefits

(c) **Owner**: The resources responsible for drafting and updating the Procedures Manual, and the approving authority

2. SERVICE PERFORMANCE MANAGEMENT

2.1 Service Level Management

(a) **Baselining**: Process for Baselining to set targets for Service Level metrics that have no historical performance data available, in accordance with the Baselining provisions set forth in Schedule B (*Service Levels*)

(b) **Performance Management**: Procedures to ensure Services will be performed as per Service Level agreement listed in Schedules B, B-1, B-2, B-2-1, B-2-2, and B-3, and corrective action procedures for any Services not meeting the Service Levels

(c) **Performance Measurement & Reporting**: Sample selection, measurement and reporting methodology and tools

(d) **Dispute Management:** Process for addressing disputes connected to Service Level performance; roles and responsibilities; escalation matrix

3. CHARGES

(a) **Invoicing and Billing**: Format and process for raising invoices with due consideration to PMPM Charges, Fixed Fees, Service Level Credits, any other Charges or fees, dates due, etc. as listed in Schedule C (*Charges*)

(b) **Dispute Management**: Process for addressing disputes connected to billing; escalation matrix

4. KEY SUPPLIER PERSONNEL

(a) **Resources**: Procedure for selection, removal, replacement, and training of Supplier Personnel and Key Supplier Personnel

(b) **Retention**: Procedures for reducing turnover rate

5. GOVERNANCE

(a) **Governance Management:** Procedures for managing the governance related requirements in the Agreement, including those listed in Schedule G (*Governance*) and its sub-schedules including the methodology and tools to receive, qualify, identify, manage, and track Deliverables to completion

(b) **Resources**: Organization charts containing operational and contractual authority and authorization levels, contact lists for Health Net, Supplier and third-parties, and roles and responsibilities

(c) **Communications Management**: Procedures and protocol for formal communications between Health Net, Supplier and third parties, including for those related to the obligations in Schedules G-2 (*Committee and Meeting Framework*) and G-3 (*Management Reports*)

(d) **Dispute Management**: Process for addressing disputes between Health Net, Supplier and third parties; escalation matrix

6. CONTRACT MANAGEMENT

(a) **Contract Administration**: Processes to manage the Agreement when action, negotiation, monitoring, review or tracking, are required - including contract interpretation, review of proposed new Charges, management related to approvals, authorizations, consents and notices, and management of correspondence

(b) **Contract Issue Management**: Process for maintaining and tracking Agreement-related issues from initiation through resolution with proper documentation

(c) **Change Control Management**: Procedures for managing the requirements listed in Schedule H (*Change Control Process*)

(d) **Dispute Management**: Process for addressing disputes connected to Change

(e) **Supplier Audit**: Process for initiating, managing, and summarizing Supplier audits

7. REGULATORY COMPLIANCE

(a) **Regulatory Compliance Management**: Procedures for managing the regulatory compliance related requirements, including those listed in Schedule A (*Cross Functional Services*) and Schedule K (*Regulatory Compliance Addendum*)

(b) **Dispute Management**: Process for addressing disputes connected to Regulatory Compliance; roles and responsibilities; escalation matrix

8. DISENGAGEMENT ASSISTANCE

(a) **Disengagement Assistance Management**: Procedures for managing the Disengagement related requirements, including those listed in Schedule L (*Disengagement Assistance*) including knowledge retention, transfer of assets, licenses, etc.

(b) **Resources**: Staffing, roles and responsibilities

(c) **Dispute Management**: Process for addressing disputes connected to Disengagement Assistance; roles and responsibilities; escalation matrix

9. CRITICAL DELIVERABLES

(a) **Critical Deliverables Management**: Procedures for managing the quality and timings of Critical Deliverables and other requirements listed in Schedule R (*Critical Deliverables*)

(b) **Entry and Exit**: Procedures to create the entry and exit criteria, sign-off process, etc.

(c) **Resources**: Staffing, roles and responsibilities

(d) **Dispute Management**: Process for addressing disputes connect to Critical Deliverables; roles and responsibilities; escalation matrix

10. SUPPLIER OWNED AND THIRD PARTY SOFTWARE

(a) **Software Management**: Procedures for managing the duties and obligations related to Supplier owned and Third Party software

(b) **Costs**: Procedures to manage any costs including those incurred by Health Net under any of the third party Software licenses during the Term, Disengagement Assistance or prior to Phase 3

(c) **Dispute Management**: Process for addressing disputes connect to Supplier Owned and Third Party Software; roles and responsibilities; escalation matrix

11. OPERATIONAL OVERSIGHT

(a) **Activities**: Procedures describing the high level activities that Supplier proposes to undertake in order to provide the Services, including direction, supervision, monitoring, staffing, reporting, planning, and oversight activities; such processes may include:

(i) Process Management

(ii) Project Management

(iii) Quality Management

(iv) Service Continuity

(v) Measurements and Reporting

12. PROJECT MANAGEMENT

(a) **Project Management**: Procedures for managing the requirements and project lifecycle, including as related to the framework detailed in Schedule J (*Project Framework*)

(b) **Resources**: Staffing, roles and responsibilities

13. SERVICE DELIVERY MANAGEMENT (CROSS FUNCTIONAL)

(a) **Service Delivery Management**: Procedures for managing the obligations and responsibilities listed in Schedule A (*Services*)

(b) **Documentation Management**: Procedures for creation of Standard Operating Manuals and Desktop Procedures, refresh of manuals, training and refreshers, assessments, etc.

(c) **Change Management**: Process for initiating changes to Supplier responsibilities under the Statements of Work, recording and socializing the changes, etc.

14. SERVICE DELIVERY MANAGEMENT (CLAIMS – SOW 1)

(a) **Demand and Forecast Management:** Process for estimating demand and creating a corresponding forecast of FTE's using Membership volume adjusted for seasonality under the Statements of Work

(b) **Resource Planning and Scheduling**: Process for planning resources and scheduling them to meet the demand and forecast volume necessary to delivery on the Services Outlined in the Statement of Work combined with corresponding Service Levels

(c) **Service Delivery Management**: Procedures for delivering the Services outlined in the Statement of Work

(d) **SLA Management**: Management and supervisory processes as well as corrective actions necessary to comply with the corresponding Service Levels for this Statement of Work

15. SERVICE DELIVERY MANAGEMENT (MEMBERSHIP AND CONFIGURATION – SOW 2)

(a) **Demand and Forecast Management:** Process for estimating demand and creating a corresponding forecast of FTE's using Membership volume adjusted for seasonality under the Statements of Work

(b) **Resource Planning and Scheduling**: Process for planning resources and scheduling them to meet the demand and forecast volume necessary to delivery on the Services outlined in the Statement of Work combined with corresponding Service Levels

(c) **Service Delivery Management**: Procedures for delivering the Services outlined in the Statement of Work

(d) **SLA Management**: Management and supervisory processes as well as corrective actions necessary to comply with the corresponding Service Levels for this Statement of Work

16. SERVICE DELIVERY MANAGEMENT (CONTACT CENTER – SOW 3)

(a) **Demand and Forecast Management:** Process for estimating demand and creating a corresponding forecast of FTE's using Membership volume adjusted for seasonality under the Statements of Work

(b) **Resource Planning and Scheduling**: Process for planning resources and scheduling them to meet the Demand and Forecast volume necessary to delivery on the Services Outlined in the Statement of Work combined with corresponding Service Levels

(c) **Service Delivery Management**: Procedures for delivering the Services outlined in the Statement of Work

(d) **SLA Management**: Management and supervisory processes as well as corrective actions necessary to comply with the corresponding Service Levels for this Statement of Work

17. SERVICE DELIVERY MANAGEMENT (AO AND IO SERVICES – SOW 4)

(a) **Demand and Forecast Management:** Process for estimating demand and creating a corresponding forecast of FTE's using Membership volume adjusted for seasonality under the Statements of Work

(b) **Resource Planning and Scheduling**: Process for planning resources and scheduling them to meet the demand and forecast volume necessary to delivery on the Services outlined in the Statement of Work combined with corresponding Service Levels

(c) **Service Delivery Management**: Procedures for delivering the Services outlined in the Statement of Work

(d) **SLA Management**: Management and supervisory processes as well as corrective actions necessary to comply with the corresponding Service Levels for this Statement of Work

18. SERVICE DELIVERY MANAGEMENT (QUALITY ASSURANCE – SOW 5)

(a) **Demand and Forecast Management:** Process for estimating demand and creating a corresponding forecast of FTE's using Membership volume adjusted for seasonality under the Statements of Work

(b) **Resource Planning and Scheduling**: Process for planning resources and scheduling them to meet the demand and forecast volume necessary to delivery on the Services outlined in the Statement of Work combined with corresponding Service Levels

(c) **Service Delivery Management**: Procedures for delivering the Services outlined in the Statement of Work

(d) **SLA Management**: Management and supervisory processes as well as corrective actions necessary to comply with the corresponding Service Levels for this Statement of Work

19. SERVICE DELIVERY MANAGEMENT (APPEALS AND GRIEVANCES – SOW 6)

(a) **Demand and Forecast Management:** Process for estimating demand and creating a corresponding forecast of FTE's using Membership volume adjusted for seasonality under the Statements of Work

(b) **Resource Planning and Scheduling**: Process for planning resources and scheduling them to meet the demand and forecast volume necessary to delivery on the Services outlined in the Statement of Work combined with corresponding Service Levels.

(c) **Service Delivery Management**: Procedures for delivering the Services outlined in the Statement of Work

(d) **SLA Management**: Management and supervisory processes as well as corrective actions necessary to comply with the corresponding Service Levels for this Statement of Work

20. SERVICE DELIVERY MANAGEMENT (MEDICAL MANAGEMENT – SOW 7)

(a) **Demand and Forecast Management:** Process for estimating demand and creating a corresponding forecast of FTE's using Membership volume adjusted for seasonality under the Statements of Work

(b) **Resource Planning and Scheduling**: Process for planning resources and scheduling them to meet the demand and forecast volume necessary to delivery on the Services Outlined in the Statement of Work combined with corresponding Service Levels

(c) **Service Delivery Management**: Procedures for delivering the Services outlined in the Statement of Work

(d) **SLA Management**: Management and supervisory processes as well as corrective actions necessary to comply with the corresponding Service Levels for this Statement of Work

SCHEDULE T

JOINDER AGREEMENT

SCHEDULE T

JOINDER AGREEMENT

THIS JOINDER AGREEMENT is made on this [TBD] day of [DATE] (the "***Joinder Agreement***"), by and between:

[Fill in name of Health Net related entity], a company incorporated in [Delaware] with its principle place of business located at [TBD] ("***Customer***"); and

Cognizant Healthcare Services, LLC, a Delaware limited liability company with its principle place of business located at 500 Frank W. Burr Blvd., Teaneck, New Jersey 07666 ("***Supplier***"); Customer and Supplier being referred to individually as a "***Joinder Party***" and collectively as the "***Joinder Parties***".

BACKGROUND:

(A) Health Net, Inc. ("***HNI***") and Supplier are parties to that certain Master Services Agreement dated November 2, 2014 (the "***Agreement***"), pursuant to which HNI will procure, and Supplier will deliver, certain Services.

(B) Customer is an HNI-related entity that requires certain of the Services from Supplier. As concerns any such HNI-related entity that requires Services from Supplier, HNI and Supplier have entered into the Agreement with the understanding and intention that each such HNI-related entity may enter into a separate Joinder Agreement directly with Supplier should it desire to obtain services from Supplier.

(C) In that regard, Section 3.9 of the Agreement's Terms and Conditions provides that each such HNI-related entity may enter into a joinder agreement directly with Supplier, enabling such entity to procure Services directly from Supplier, provided that such entity is financially responsible only for the charges associated with such Services provided by Supplier to such entity and not for any amounts due Supplier by HNI or any of HNI's other affiliates or any HNI-related entities.

(D) Accordingly, Customer and Supplier wish to enter into this Joinder Agreement for the provision of Services by Supplier to Customer, which shall be deemed a separate agreement as between Customer and Supplier and shall not be or form the basis for an agreement, directly or indirectly, between HNI and Customer.

NOW IT IS HEREBY AGREED AS FOLLOWS:

1. DEFINITIONS AND INTERPRETATION

1.1 Defined Terms

All capitalized terms used in this Joinder Agreement and not otherwise defined herein shall have the meanings ascribed to them in Section 2.1 of the Agreement's Terms and Conditions or, if applicable, elsewhere in the Agreement.

1.2 Conflicts

This Joinder Agreement and the Agreement shall be construed wherever possible to avoid conflict. In the event that a conflict cannot be avoided, the terms of the Agreement shall prevail, unless and to the extent that (i) this Joinder Agreement expressly identifies the provision(s) the Parties intend to override, and (ii) such change applies solely to this Joinder Agreement.

2. TERM AND TERMINATION

2.1 Commencement

This Joinder Agreement shall come into effect on the date that Customer and Supplier sign this Joinder Agreement.

2.2 Term

This Joinder Agreement shall remain in effect until the earlier of (a) the expiration or termination of the Agreement in its entirety, or (b) the termination of this Joinder Agreement pursuant to Section 2.3.

2.3 Termination

(a) Customer may terminate this Joinder Agreement, in whole or in part, upon written notice to Supplier to the limited extent that the Services to be provided under this Joinder Agreement expire, cease or are otherwise terminated, each pursuant to the Agreement.

(b) Supplier may terminate this Joinder Agreement upon written notice to Customer only to the extent that Supplier terminates the Agreement in accordance with Section 16.3 of the Agreement's Terms and Conditions.

(c) For avoidance of doubt, the termination of this Joinder Agreement shall apply solely to this Joinder Agreement and shall not result in a termination of any other Joinder Agreement or the Agreement.

3. SUPPLIER AND CUSTOMER OBLIGATIONS

3.1 Services

Supplier shall provide the Services to Customer in accordance with the terms of this Joinder Agreement and the Agreement.

3.2 Charges

Customer shall pay Supplier the Charges for such Services provided to Customer under this Joinder Agreement, in accordance with the Agreement's Terms and Conditions.

3.3 General

(a) Customer and Supplier each hereby agree to comply with all applicable provisions of the Agreement with respect to the Services provided hereunder. For purposes of this clause, references in the Agreement to "Health Net" shall mean Customer.

(b) Customer shall have the right to enforce the rights granted to HNI under the Agreement as they relate to Services provided to Customer under this Joinder Agreement.

(c) Supplier shall have the right to enforce the rights granted to Supplier under the Agreement as they relate to Services provided to Customer under this Joinder Agreement.

(d) Nothing set forth herein shall be interpreted to make Customer liable (i) under any other Joinder Agreement, or (ii) under the Agreement except as it relates solely to Services provided to Customer under this Joinder Agreement.

(e) Customer and Supplier agree and acknowledge that this Joinder Agreement is entered into for the provision of Services by Supplier to Customer, shall be deemed to be a separate agreement as between Customer and Supplier and shall not be or form the basis for an agreement, directly or indirectly, between HNI and Customer.

4. DISPUTE RESOLUTION

4.1 Resolution of Claims and Disputes

All disputes, claims, actions and proceedings arising out of or related to this Joinder Agreement shall be resolved in accordance with Article 26 of the Agreement's Terms and Conditions.

5. RELATIONSHIP OF JOINDER AGREEMENT TO AGREEMENT; AMENDMENTS

5.1 General

This Joinder Agreement, and each Joinder Party's obligations hereunder, shall be governed by and subject to the Agreement, as such Agreement may be amended from time to time in accordance with Section 25.3 of the Agreement's Terms and Conditions.

5.2 Amendments to the Agreement

Any amendment to or modification of the Agreement shall be binding on the Joinder Parties under this Agreement, as applicable, without the necessity of further action by either Joinder Party.

5.3 Effect of this Joinder Agreement on Agreement

Except as may be expressly set forth herein as a term that the Parties intend modifies the Agreement, this Joinder Agreement shall not be construed or interpreted to amend or modify the Agreement. Without limiting the generality of the foregoing, this Joinder Agreement shall not be construed to (a) alter the Charges for the Services set forth in the Agreement, (b) create a separate or prorated obligation with regard to the Minimum Revenue Commitment, or (c) create a separate or prorated amount at risk with respect to Service Level Credits.

6. ADDITIONAL TERMS

6.1 Governing Law

This Joinder Agreement and performance under it shall be governed by and construed in accordance with the laws of the State of California without regard to its choice of law principles.

6.2 Amendments

No change, waiver, or discharge of the terms of this Joinder Agreement shall be valid unless in writing and signed by an authorized representative of each Joinder Party.

6.3 Further Assurances

Customer and Supplier hereby agree that, in connection with and subsequent to the execution and delivery of this Joinder Agreement and without any additional consideration, each of Customer and Supplier will execute and deliver any further legal instruments and perform any acts which are or may become reasonably necessary to effectuate this Joinder Agreement, including in connection with obtaining any consents, approvals or other actions required for the implementation of the rights and obligations under this Joinder Agreement.

6.4 Counterparts

This Joinder Agreement may be executed in several counterparts, all of which taken together constitute a single agreement between the Joinder Parties. Each signed counterpart, including a signed counterpart reproduced by facsimile or other reliable means, will be considered an original.

6.5 Notices

A notice under or in connection with this Joinder Agreement shall be made in accordance with Section 27.5 of the Agreement's Terms and Conditions and delivered as follows:

If to Customer:

[Fill in name of Health Net related entity and notice address]

____

____

with a copy to Health Net in accordance with Section 27.5 of the Agreement's Terms and Conditions, and

If to Supplier:

Cognizant Healthcare Services, LLC

500 Frank W. Burr Blvd.
Teaneck, New Jersey 07666
Attn: General Counsel

Intending to be legally bound, each of Customer and Supplier has caused its duly authorized representative to execute this Joinder Agreement on the date indicated below:

Signed by

for and on behalf of

Customer:

Signature ________________________ Date ________________

Name ___________________________

Title ___________________________

Signed by

for and on behalf of

Supplier

Signature ________________________ Date ________________

Name ___________________________

Title ___________________________

SCHEDULE U

ASPECT ASSIGNMENT AND ASSUMPTION AGREEMENT

[TO BE DEVELOPED AFTER THE EFFECTIVE DATE IN ACCORDANCE WITH THE GENERAL TERMS AND CONDITIONS]

SCHEDULE V
GUARANTY

PARENT GUARANTY

This Parent Guaranty (this "***Guaranty***"), dated November 2, 2014, is issued by Cognizant Technology Solutions Corporation, a Delaware corporation ("***Cognizant***") and Cognizant Technology Solutions U.S. Corporation, a Delaware corporation ("***CTS US***" and collectively with Cognizant, "***Guarantors***"), in favor of Health Net, Inc., a Delaware corporation (including its successors and permitted assigns under each of the Agreements, "***Client***").

Client and CTS US are parties to that certain Master Services Agreement dated September 28, 2008 (the "***AO Agreement***"). On or about the date hereof, Client and Cognizant Healthcare Services, LLC, a Delaware limited liability company ("***CHS***" and collectively with CTS US, "***Obligors***"), entered into the following agreements: (i) a Master Services Agreement ("***MSA***"), and (ii) an Asset Purchase Agreement ("***APA***"), and (iii) Client and Obligors entered into a Business Associate Agreement ("***BAA***") (such MSA, APA, BAA and AO Agreement, each as amended from time to time in accordance with its terms, are referred to herein as the "***Agreements***", and individually as an "***Agreement***"). CHS is a wholly owned subsidiary of CTS US, and CTS US is a wholly owned subsidiary of Cognizant and the Agreements form the legal framework for Client's procurement of services from Obligors.

In consideration of Client entering into the Agreements with Obligors, Guarantors hereby provide Client with this Guaranty.

Guarantors and Client agree as follows:

1. Subject to the terms of this Guaranty, (a) Cognizant hereby guarantees the payment of all sums payable by Obligors to Client under the Agreements as and when the same fall due (the "***Secured Obligations***"), and CTS US hereby guarantees the payment of CHS's Secured Obligations; and (b) Cognizant shall cause the due and punctual performance and observance by Obligors of all acts and obligations to be performed or observed by Obligors under the Agreements (the "***Obligor Performance Obligations***"), and CTS US shall cause the due and punctual performance and observance by CHS of CHS's Obligor Performance Obligations. All obligations under this Guaranty that are obligations of both Cognizant and CTS US are joint and several.

2. Except to the extent that Client is prohibited from giving notice as the result of a stay in bankruptcy or as a result of other applicable law, Client (including its successors and assigns) may not claim any amounts pursuant to or under this Guaranty in respect of any Agreement unless Client (including its successors and assigns) gives all notices of breach to the applicable Obligor(s) required pursuant to such Agreement and the applicable period(s) (if any) for Obligors to remedy such breaches(s) have expired. Provided that Client has given any notice required by this Section 2 and applicable time periods have expired, it shall not be necessary or required that Client file suit or proceed to obtain or assert a claim for a judgment directly against Obligors or any other person or entity or make any other effort to require Obligors or any other person or entity to pay or perform as a condition of Guarantors fulfilling their obligations under this Guaranty. Subject to the requirements of the first sentence of this Section 2, this is a Guaranty of payment and performance and not a Guaranty of collection.

3. Client may not recover any loss or expense under this Guaranty which it would not have been able to recover from one of the Obligors under the Agreements except to the extent that Client's inability to recover is the result of (i) the failure of any of the Agreements to be duly authorized, executed or delivered by Obligors or (ii) the reduction or discharge of any obligations of either of the Obligors in a bankruptcy or other insolvency proceeding. Client is subject to the same burden

of proof in an action related to this Guaranty as it would have been subject to in an action under the Agreements.

4. Client may request payment of the Secured Obligations under this Guaranty in one or several times, provided that (i) the aggregate amount payable by Guarantors under this Guaranty in respect of any Agreement shall not exceed the value of the sums required to be paid by Obligors under such Agreement, and (ii) there shall be no duplication of sums paid by Obligors under the Agreements and sums paid by Guarantors under this Guaranty. Guarantors' liability under this Guaranty in respect of any Agreement will not exceed Obligors'' liability or obligations under such Agreement, and Guarantors are entitled to claim all of the rights, limitations (including the limitation of liability), benefits and defenses of Obligors under the Agreements, which are incorporated herein by this reference, except that Guarantors' liability under this Guaranty may exceed Obligors' liability or obligations under an Agreement, and Guarantors shall not be entitled to claim any of the rights, limitations, benefits and defenses of Obligors, to the extent that Obligors' liability or obligations are reduced or Obligors have any rights, limitations, benefits or defenses resulting from or arising out of (i) the failure of any of the Agreements to be duly authorized, executed or delivered by Obligors or (ii) the reduction or discharge of any obligations of either of the Obligors in a bankruptcy or other insolvency proceeding. The liability of Guarantors under this Guaranty shall be reinstated and revived and the rights of Client shall continue if and to the extent that for any reason any payment by or on behalf of a Guarantor or an Obligor in respect of any obligations is rescinded or must be otherwise restored by Client, whether as a result of any proceedings in bankruptcy or reorganization or otherwise. Guarantors' obligations under the preceding sentence of this Section 4 shall survive termination of this Guaranty.

5. Client may request Guarantors to cause performance of the Obligor Performance Obligations under this Guaranty at any time and from time to time, and Guarantors are entitled to claim all of the rights, limitations (including the limitation of liability), benefits and defenses of Obligors under the Agreements, which are incorporated herein by this reference, except that Guarantors' liability under this Guaranty may exceed Obligors' liability or obligations under an Agreement, and Guarantors shall not be entitled to claim any of the rights, limitations, benefits and defenses of Obligors to the extent that Obligors' liability or obligations are reduced or Obligors have any rights, limitations, benefits or defenses resulting from or arising out of (i) the failure of any of the Agreements to be duly authorized, executed or delivered or (ii) the reduction or discharge of any obligations of an Obligor in a bankruptcy or other insolvency proceeding.

6. Except as provided in this Guaranty, this Guaranty is irrevocable, unconditional and absolute. To the extent Guarantors pay a Secured Obligation pursuant to this Guaranty, such payment shall be in satisfaction of Obligors' obligations under the Agreement that gave rise to the Secured Obligation and Guarantors' obligations under this Guaranty with respect to that Secured Obligation.

7. The obligations, covenants, agreements and duties of Guarantors under this Guaranty shall in no way be affected or impaired by reason of the happening from time to time of any of the following: (i) any permitted assignment or subcontracting of any interests under the Agreements; (ii) to the extent permitted by applicable law, the voluntary or involuntary liquidation, dissolution, insolvency, or bankruptcy affecting a Guarantor or an Obligor or any of their respective assets; or (iii) any merger, acquisition or corporate reorganization involving Guarantors or Obligors. This Guaranty will remain in full force and effect as to any renewal, modification or extension of each of the Agreements consistent with its terms.

8. Guarantors waive (i) any right of subrogation, reimbursement, indemnification, contribution, substitution or any similar right it has against the Obligors (collectively, "***Reimbursement Rights***") until all Secured Obligations and Obligor Performance Obligations are paid and performed in full; (ii) any rights or defenses resulting from any loss, suspension or impairment of any Reimbursement Right; (iii) any rights or defenses against Client resulting from release or waiver of Client's rights against either of the Guarantors or any other guarantor; and (iv) any duty on the part of Client to disclose to Guarantors any facts Client may now or hereafter know about Obligors, regardless of whether Client has reason to believe that any such facts materially increase the risk beyond that which Guarantors intends to assume or has reason to believe that such facts are unknown to Guarantors.

9. Guarantors' liability under this Guaranty will not be discharged automatically or otherwise by any amendment, addendum or variation to an Agreement that is executed in accordance with the terms of such Agreement.

10. Sections 24.3 (Force Majeure), 25.12 (Severability), 26.1 (Informal Dispute Resolution), 27.8 (Covenant of Good Faith), and 27.12 (Mutually Negotiated) of the MSA shall be incorporated herein by reference and apply to this Guaranty.

11. This Guaranty shall remain in force from the date hereof until Obligors' obligations under the Agreements are satisfied or otherwise completely terminated; provided, however, that this Guaranty shall remain in force until Obligors' obligations under the Agreements are satisfied if Obligors' obligations are terminated as a result of rejection, discharge or other termination or reduction in a bankruptcy or other insolvency proceeding.

12. This Guaranty may be modified only by a written amendment executed by duly authorized officers or representatives of each of Guarantors and Client. Neither Guarantors nor Client may assign or otherwise transfer any of its rights, duties or obligations under this Guaranty without the prior written consent of the other parties except that Client may assign its rights under this Guaranty in respect of an Agreement without the consent of Guarantors to the same extent it assigns its rights under such Agreement in accordance with the terms of such Agreement. If any provision of this Guaranty is invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions will not in any way be affected or impaired thereby.

13. Except for claims made under this Guaranty against the Guarantors as legal entities, no claim may be made or recourse shall be had under this Guaranty against any direct or indirect, past, present or future, partners, members, shareholders or other direct or indirect holders of ownership interests in Guarantors, whether by virtue of any statute or rule of law, or by assessment or penalty or otherwise. Client expressly and irrevocably waives, by virtue of its acceptance of or reliance upon this Guaranty or its benefits, any such claim or recourse, and any liability otherwise arising therefrom. Nothing in this Section 13 is intended to release either Guarantor from any obligation under this Guaranty because CTS US is a subsidiary of Cognizant.

14. This Guaranty will be governed by and construed in accordance with the laws of the State of New York, without giving effect to the principles thereof relating to the conflicts of laws. The parties hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the courts in the State of New York within the County of New York and of the United States of America located in the Southern District of New York for any actions, suits or proceedings arising out of or relating to this Guaranty and the transactions contemplated hereby.

15. All notices under this Guaranty will be in writing and will be deemed to have been duly given if delivered personally or by commercial overnight delivery, or mailed by registered or certified mail, return receipt requested, postage prepaid, to the parties at the addresses set forth below:

(a) <u>If to Guarantors or either Guarantor</u>:

Attention: General Counsel
Cognizant Technology Solutions Corporation
500 Frank W. Burr Boulevard
Teaneck, New Jersey 07666

(b) <u>If to Client</u>:

Attention: General Counsel
Health Net, Inc.
21650 Oxnard Street
Woodland Hills, CA 91367

All notices under this Guaranty that are addressed as provided in this Section, (i) if delivered personally or by commercial overnight delivery, will be deemed given upon delivery, or (ii) if delivered by mail, will be deemed given on the fifth (5th) business day after the day it is deposited in a regular depository of the United States mail. Either Guarantors or Client from time to time may change its address or designee for notification purposes by giving the other parties notice of the new address or designee and the date upon which such change will become effective.

Guarantors and Client are signing this Guaranty on the date stated in the introductory clause.

HEALTH NET, INC.

By: ______________________________

Name: ______________________________

Title: ______________________________

COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION

By: ______________________________

Name: ______________________________

Title: ______________________________

COGNIZANT TECHNOLOGY SOLUTIONS U.S. CORPORATION

By: ______________________________

Name: ______________________________

Title: ______________________________

SCHEDULE W

GLOSSARY

[TO BE DEVELOPED AFTER THE EFFECTIVE DATE IN ACCORDANCE WITH THE GENERAL TERMS AND CONDITIONS]

SCHEDULE X
IN-FLIGHT AND ACCELERATED PROJECTS

SCHEDULE X
IN-FLIGHT AND ACCELERATED PROJECTS

1. IN-FLIGHT AND ACCELERATED PROJECTS

(a) "***In-Flight Project***" means a project listed in Schedule X-1 (*In-Flight Project List*).

(b) "***Accelerated Project***" means a project listed in Schedule X-2 (*Accelerated Project List*).

2. PERFORMANCE AND COMPLETION OF IN-FLIGHT PROJECTS

If Supplier is at fault for failing to complete an In-Flight Project by the applicable implementation date identified in Schedule X-1 (*In-Flight Project List*), the provisions of Section 13.7 (*Completion of Transition Projects*) of the Terms and Conditions will apply. The following conditions will apply to In-Flight Projects

- In-Flight Projects contain identification of BPaaS and Non-BPaaS IT Projects.
- All resources assigned to In-Flight Projects will continue through implementation of the currently defined scope.
- For projects which involve IBM oversight, only the PM/Oversight work is part of in-flight scope. All IBM work will be paid based on current terms.
- For any changes to the in-flight project due to a Health Net requested schedule/ scope change on the agreed X-1, will be handled as AO until the BPaaS commencement date and transitions to the Phase-2 pool allocation after the BPaaS commencement date.
- For any new projects which are not included on the list, will be paid out of AO before the BPaaS commencement date and will transition to the Phase-2 Project governance model.

SCHEDULE X-1
IN-FLIGHT PROJECT LIST

Count of BID PID	**Column Labels**					
Row Labels	**BPaaS**	**BPaaS : Business Only**	**IBM**	**Non-BPaaS**	**Non-BPaaS : Business Only**	**Grand Total**
In-Flight - No WO	32	5	65	4	2	108
Inflight - WO exists	121			9		130
Grand Total	**153**	**5**	**65**	**13**	**2**	**238**

Ref #	TIER II Governance	IT Solutions Director / Manager	Project Intake Status	Project Approval Status	PID Type	Base PID	Project ID	BID PID	CTS Sub Category	CTS Disposition	HN Disposition	CTS AD WO Name	CTS INC WO Name	IBM BTI, PCR	Project	Work Description	Strategic Impact	Compliance Legislative Category	Compliance Representative	Implementation Date	Governance Selected Release	Infrastructure Last Release
1	Service Delivery	David Kosterman	Active	Approved	Child	10805	17343	10805 17343	SPaaS	Inflight - WO exists		10805-13008_COG_WO_Ver 1.4			10805 17343 - MPTN 837I/P 5010 File Conversion	This Project is part of the 51-100 Program. · The new Child PID will be used to manage an additional track of the 5010 Program based on newly identified scope for the project. · The Child PID is needed based on a different schedule and implementation dates for this new track.	Confirmed Compliance	Unassigned		11/17/2014	14R4	
2	Service Delivery	David Kosterman	Active	Approved	Child	10805	13008	10805 13008	SPaaS	Inflight - WO exists		10805-13008_COG_WO_Ver 1.4,10805-13008_COG_CR8_v1.1,10805-13008_COG_CR7_v1 2,10805-13008_COG_CR6_v1.0_11072013,10805-13008_COG_CR5_v1.0_08192013,10805-13008_COG_CR4_v1.0_04182013,10805-13008_COG_CR3_v1.1_03292013,10805-13008_COG_CR2_v1.1_03112013,10805-13008_COG_CR1_v1.0			10805 13008 - 5010 EDI Translator Decomm Track 1	CMS has issued new HIPAA regulations which require us to convert our EDI HIPAA compliant transactions to X12 version 5010 by January 1, 2011 for all regulated transactions so that Health Net can perform the full mandated year of testing with trading partners. Full compliance date of January 1, 2012. The transactions impacted by the ruling are 837 Professional and 837 Institutional Claims, 835 Electronic Remittance Advice, 820 Premium Payment, 834 benefit enrollment, 270/271 Eligibility, 278 authorizations, 276/277/277U, 999 Claims Status /Acknowledgement.	Confirmed Compliance	Compliance - HIPAA: 5010	Joel Seguin	8/22/2014	14R3	
3	Service Delivery	David Kosterman	Active	Approved	Child	10805	17143	10805 17143	SPaaS	Inflight - WO exists			10805-13008_COG_CR6_v1.0_11072013		10805 17143 - 5010 EDI Translator Decomm Track 5	CMS has proposed new HIPAA regulations which require us to convert our EDI HIPAA compliant transactions to X12 version 5010 by April 1, 2010 for all regulated transactions. The transactions impacted by the ruling are 837	Confirmed Compliance	Compliance - HIPAA: 5010	Joel Seguin	8/22/2014	14R3	
4	Infrastructure	Not available	Active	Approved	Child	10805	11820	10805 11820	SPaaS	Inflight - WO exists		10805-11820_COG_WO_Ver 1.4.doc,10805-11820_COG_CR9_Ver1.0,10805-11820_COG_CR8_Ver1.2,10805-11820_COG_CR7_Ver1.0,10805-11820_COG_CR6_Ver 1.0,10805-11820_COG_CR5_Ver 1.0.doc,10805-11820_COG_CR4_Ver1.3,10805-11820_COG_CR3_Ver1.0.doc			10805 11820 - Informatica Power Ctr Migrate Users	This project will fully migrate the Informatica System to a new Linux platform. Goal is to deliver an improved architecture to provide stability.	Lights On	Unassigned		6/6/2014	14R2	
5	Service Delivery	David Kosterman	Active	Approved	Parent	10805	10805	10805 10805	SPaaS	Inflight - WO exists		10805-13013_COG_CR1_Ver 1.1.doc,10805_COG_WO_Ver 1.5.doc			10805 10805 - 5010 Program	CMS has proposed new HIPAA regulations which require us to convert our EDI HIPAA compliant transactions to X12 version 5010 by April 1, 2010 for all regulated transactions. The transactions impacted by the ruling are 837 Professional and 837 Institutional Claims, 835 Electronic Remittance Advice, 820 Premium Payment, 834 benefit enrollment, 270/271 Eligibility, 278 authorizations, 276/277/277U claims Status/Acknowledgement	Confirmed Compliance	Compliance - HIPAA: 5010	Joel Seguin	8/22/2014	14R3	

Ref #	TIER II Governance	IT Solutions Director / Manager	Project Intake Status	Project Approval Status	PID Type	Base PID	Project ID	BtD PID	CTS Sub Category	CTS Disposition	HN Disposition	CTS AO WO Name	CTS INC WO Name	IBM BTI, PCR	Project	Work Description	Strategic Impact	Compliance Legislative Category	Compliance Representative	Implementation Date	Governance Selected Release	Infrastructure Last Release
6	Service Delivery	Robert E Oetken Jr	Active	Approved	Child	11544	17303	11544 17303	BPaaS	Inflight - WO exists			In draft mode - XXXXX-XXXXX_CCCM_PRIME_15R2_APR_v1.0		11544 17303 - Prime Improvements for Magic Retirem	Currently the State Health Programs Appeals and Grievances process is a manual one and the Appeals and Grievances standard documention, tracking, storage, auditing and reporting processes are handled in the Macess EXP and MAGIC application environments. This project is to facilitate the adding of the State Health Programs (i.e. Medi-cal, Healthy Families and AIM) process to the Macess EXP and MAGIC enviornments. In addition to reduce risk of losing/misplacing paper files that are exchanged between the Corrodinator, Clinical Specialist, Manamgement and back to coordinator. Healthy Family and AIM are currently located in the Macess EXP enviornment, however they are not utilizing all the capabilities of the Macess EXP enviornment due to the manual process in A&G for State Health Programs.	Performance Improvements	Unassigned		5/18/2015	15R2	
7	Service Delivery	Robert E Oetken Jr	Active	Approved	Parent	11544	11544	11544 11544	BPaaS	Inflight - WO exists			SOW# 561-CCCM A&G - Implementation; CR1-HN A&G; CR2-HN A&G; CR3-HN A&G; CR4-HN A&G; CR5-HN A&G; CR6-HN A&G; CR7-HN A&G		11544 11544 - State Health Prog Electronic Process	Currently the State Health Programs Appeals and Grievances process is a manual one and the Appeals and Grievances standard documention, tracking, storage, auditing and reporting processes are handled in the Macess EXP and MAGIC application environments. This project is to facilitate the adding of the State Health Programs (i.e. Medi-cal, Healthy Families and AIM) process to the Macess EXP and MAGIC enviornments. In addition to reduce risk of losing/misplacing paper files that are exchanged between the Corrodinator, Clinical Specialist, Manamgement and back to coordinator. Healthy Family and AIM are currently located in the Macess EXP enviornment, however they are not utilizing all the capabilities of the Macess EXP enviornment due to the manual process in A&G for State Health Programs.	Performance Improvements	Unassigned		5/18/2015	15R2	
8	Infrastructure	Bart Keeney	Active	Approved	Single	11916	11916	11916 11916	BPaaS	Inflight - WO exists		11916-11916_COG_CR2_Ver_2.1,11916-11916_COG_CR1_Ver 2.1,11916_COG_WO_Ver 7.0.doc,11916_11916_COG_CR5_Ver 1.1,11916_11916_COG_CR4_Ver 1.0,11916_11916_COG_CR3_Ver 1.0	WO# 1662-Weblogic & ESB Updates (Pega)	BTI WO 09-190 WLS and ESB Updates PID 11916 12-20-2013 PCR01 09-190 WLS and ESB Updates PID 11916 07-10-2014	11916 11916 - WLS & ESB Updates	This enhancement request involves changing all user names / passwords of WebLogic Server (WLS) and Enterprise Service Bus (ESB) servers to "InfoSec" compliant user names and passwords This project also covers applying the necessary patches to the required WebLogic Servers to address the vulnerabilities identified in the currently deployed versions of this product, these issues are detailed in the next section below	Lights On	Unassigned		10/31/2014	14R4	
9	Health Care Delivery	Robert E Oetken Jr	Active	Approved	Parent	12245	12245	12245 12245	BPaaS - No Work	In-Flight - No WO	No Work : Parent PID - will be closed once children are done				12245 12245 - ICD-10 PROGRAM	Enable Health Net to conduct business with its providers, members, vendors, and government agencies using ICD-10 codes for diagnostics and procedures, by October 1, 2013.	Confirmed Compliance	Compliance - HIPAA: ICD10	Joel Seguin	8/18/2014	14R4	
10	Health Care Delivery	Robert E Oetken Jr	Active	Approved	Child	12245	15006	12245 15006	BPaaS	In-Flight - No WO					12245 15006 - ICD-10 Trading Partners	This project is to identify, document, coordinate, and track Health Net's trading partner's roadmap and ICD-10 readiness. The project will determine trading partner' readiness, establish trading partners' specific strategies, identify partners for testing, coordinate testing efforts, and track the progress of each trading partner to ensure compliance and avoid business transition breakdown.	Confirmed Compliance	Compliance - HIPAA: ICD10	Joel Seguin	8/18/2014	14R3	

Ref #	TIER II Governance	IT Solutions Director / Manager	Project Intake Status	Project Approval Status	PID Type	Base PID	Project ID	BID PID	CTS Sub Category	CTS Disposition	HN Disposition	CTS AO WO Name	CTS INC WO Name	IBM BTI, PCR	Project	Work Description	Strategic Impact	Compliance Legislative Category	Compliance Representative	Implementation Date	Governance Selected Release	Infrastructure Last Release
11	Health Care Delivery	Robert E Oetken Jr	Active	Approved	Child	12245	14765	12245 14765	SPaaS	Inflight - WO exists		12245-14765_ICD10_MHN_CR1_V1.2_20130816,12245-14765_ICD10_HP_Patch_CR3_V1.0,12245-14765_ICD10_278N_CR2_V1.0_20131017,12245-14765_COG_WO_Ver_1.1_06142013,12245-14765_COG_CR9_Ver_1_0,12245-14765_COG_CR8_Ver_1_0,12245-14765_COG_CR7_Ver_1.1,12245-14765_COG_CR6_Ver_1.0,12245-14765_COG_CR5_Ver_1.0,12245-14765_COG_CR10_Ver_1.2,12245 14765_ICD10_CR4_V1.0...	WO# 1088-HN ICD-10 IT Implementation; CR1-HN ICD-10 IT Implementation; CR2-HN ICD-10 IT Implementation		12245 14765 - ICD-10 ITG Implementation	This project is to modify all Systems supporting Commercial, State Health Plans, and MHN line of business that will be impacted as providers send claims and authorizations with ICD-10 codes for dates of service on or after 10/01/2013. These systems must support dual usage based on the dates of service: ICD9 for claims with dates of service prior to 10/01/2013, and ICD-10 for dates of service on or after 10/01/2013.	Confirmed Compliance	Compliance - HIPAA: ICD10	Joel Seguin	8/16/2014	14R3	
12	Health Care Delivery	Robert E Oetken Jr	Active	Approved	Child	12245	14646	12245 14646	SPaaS	In-Flight - No WO					12245 14646 - DOFR Configuration	The intent of this project is to convert ICD-9 based components of the DOFR (Division of Financial Responsibility) tool to ICD-10. The conversion to ICD-10 should be seamless, and the ICD-10 based version should be comprehensive, valid, and appropriate from a clinical and financial standpoint.	Confirmed Compliance	Compliance - HIPAA: ICD10	Joel Seguin	8/31/2014	14R3	
13	Health Care Delivery	Robert E Oetken Jr	Active	Approved	Child	12245	14647	12245 14647	SPaaS	In-Flight - No WO					12245 14647 - ICD-10 Provider Contracts / Pricing	To develop a Western Region Provider Network Management (PNM) and Pricing Configuration implementation strategy to achieve compliance with the Health Insurance Portability and Accountability Act of 1996 (HIPAA) ICD-10 final rule effective October 1, 2013. The ICD-10 final rule mandates the use of the ICD-10-CM code set for diagnosis coding and the ICD-10-PCS code set for inpatient hospital procedure coding for claims received for encounters and discharges occurring on or after October 1, 2013. For services occurring prior to October 1, 2013, providers will continue to use the existing ICD-9 code sets	Confirmed Compliance	Compliance - HIPAA: ICD10	Joel Seguin	8/16/2014	14R3	
14	Health Care Delivery	Robert E Oetken Jr	Active	Approved	Child	12245	15081	12245 15081	SPaaS : No Work	In-Flight - No WO	No Work : Parent PID - will be closed once children are done				12245 15081 - ABS Claims Policies & Procedures	The intent of this project is to analyze the existing ABS Claims policies in Health Net and identify the ones that use ICD-9 codes. Those policies that contain specific ICD-9 Diagnosis and/or Procedure Codes would be remediated to include the appropriate ICD-10 Diagnosis and/or Procedure Codes	Confirmed Compliance	Compliance - HIPAA: ICD10	Joel Seguin	8/18/2014	14R3	
15	Health Care Delivery	Robert E Oetken Jr	Active	Approved	Child	12245	15213	12245 15213	SPaaS	In-Flight - No WO					12245 15213 - ABS Benefit Configuration	BUSINESS OBJECTIVE Ensure that benefits associated with Claims can be determined using the ICD-10 codification systems SCOPE Determine the relevant ICD-10 codes to be added to the Grouping Details within the Service Categories Load the ICD-10 codes into SCATS Test that the ICD-10 codes are associated to the proper Service Categories	Confirmed Compliance	Compliance - HIPAA: ICD10	Joel Seguin	8/18/2014	14R3	
16	Health Care Delivery	Robert E Oetken Jr	Active	Approved	Child	12245	15214	12245 15214	SPaaS	In-Flight - No WO					12245 15214 - Reporting and Analytics	The purpose of this project is to remediate the business generated reports affected by ICD-10. The Business users will need to finalize the reports that are required to be generated across the compliance date of 10/1/2013. Towards that the business users will need to check if any of those required reports are currently being generated from the existing data stores or systems. If they are currently being generated then business users will need to analyze and define the changes that will be required to make them ICD-10 compliant. If they are new reports then the business users will need to define requirements for those reports	Confirmed Compliance	Compliance - HIPAA: ICD10	Joel Seguin	7/31/2014	14R3	
17	Infrastructure	Bart Kearney	Active	Approved	Parent	12295	12295	12295 12295	IBM	In-Flight - No WO				See Child PID	12295 12295 - Data Security Program		Lights On	Unassigned		9/30/2014	14R3	9/30/2014

Ref #	TIER II Governance	IT Solutions Director / Manager	Project Intake Status	Project Approval Status	PID Type	Base PID	Project ID	SIO PID	CTS Sub Category	CTS Disposition	HN Disposition	CTS AD WO Name	CTS INC WO Name	IBM STI, PCR	Project	Work Description	Strategic Impact	Compliance Legislative Category	Compliance Representative	Implementation Date	Governance Selected Release	Infrastructure Last Release
18	Infrastructure	Bart Keeney	Active	Approved	Child	12295	13438	12295 13438	IBM	In-Flight - No WO				BTI WO 10-306 Network IPS NAC PCR02 10-306 IPS NAC Project 6-5-11 PCR03 10-306 Network IPS-NAC PID 12295 08-15-11 PCR04 10-306 RFS IPS NAC Project PID 12295-13438 10-13-2011 PCR05 10-306 IPS NAC Project v2 PID 12295-13438 12-01-2011 PCR06 10-306 IPS NAC Project PID12295-13438 01-09-2012 PCR07 10-306 IPS NAC Project v2 PID12295-13438 02-28-2012 PCR08 10-306 Network IPS NAC v2	12295 13438 - Network IPS / NAC	This is a part of the security foundation efforts, and is a sub project of 12295. This project is intended to implement a network intrusion prevention solution to protect the Health Net corporate and federal services components. This is a DIACAP requirement for 2011.	Lights On	Unassigned		11/1/2014	14R4	11/1/2014
19	Infrastructure	Bart Keeney	Active	Approved	Child	12295	13439	12295 13438	IBM	In-Flight - No WO				EXECUTED BTI WO 10-230 McAfee Hardware Expansion BARR WO 10-031 Data Loss Prevention _PID 12295_ 10-8-10 BTI WO10-031 BTI McAfee Network DLP PCR01 10-031 McAfee NDLP v2 PID12295 11-01-2011 PCR02 10-031 McAfee NDLP PID 12295 06-28-2012 PCR03 10-031 Data Loss Prevention Evaluation v3 PID 12295 11-14-2012 PCR04 10-031 Data Loss Prevention Evaluation PID 12295 10	12295 13439 - Data Loss Prevention	Health Net Corporate recently underwent a Data Protection Audit via Internal Audit. It was found during this audit that Health Net does not monitor the flow of information outside its network. There is no Data Leakage monitoring (or Data Loss Prevention) tool in place to monitor data movement. Without a Data Leakage monitoring solution, Health Net incurs the risk of having no visibility of sensitive data movement in to and out of the enterprise. As a result, Health Net cannot quantify the level of business risk we are accepting with respect to the handling and security of sensitive data. This project is to put into place the technical controls required to remediate this finding.	Lights On	Unassigned		6/30/2014	14R2	6/10/2014

Ref #	TIER II Governance	IT Solutions Director / Manager	Project Intake Status	Project Approval Status	PID Type	Base PID	Project ID	SiD PID	CTS Sub Category	CTS Disposition	HN Disposition	CTS AD WO Name	CTS INC WO Name	IBM BTL PCR	Project	Work Description	Strategic Impact	Compliance Legislative Category	Compliance Representative	Implementation Date	Governance Selected Release	Infrastructure Last Release
20	Infrastructure	Bart Keaney	Active	Approved	Child	12295	13371	12295 13371	BPaaS	Inflight - WO exists		12295-13371_COG_WO_Ver2.2		BTI WO 10-288 McAfee TPE PID 13371 2-22-11 PCR01 10-288 McAfee TPE Implementation PID 13371 08-30-2011 PCR02 10-288 McAfee TPE Implementation PID 13371 12-06-2011	12295 13371 - McAfee TPE Implementation	Part of the security foundation efforts. This project is intended to prepare the environment and deploy McAfee Total Protection for Endpoint (TPE) to all Health Net desktops. McAfee TPE will replace Symantec SEP and provide additional features.	Lights On	Unassigned		9/30/2014	14R3	9/30/2014
21	Finance/Corporate	Cynthia T Nguyen	Active	Approved	Single	12352	12352	12352 12352	BPaaS	Inflight - WO exists		12352-12352_COG_WO_Ver 4.0			12352 12352 - Consolidations - Financial Trans	The current HFM application is not aligned with Health Net's business and reporting requirements. As the Finance Transformation moves forward, HFM must be configured to align with the future state finance organization and be capable of supporting business and reporting requirements. Objectives of this project include; alignment of actual and budget data for consolidation / reporting and streamlining the reporting process.	Performance Improvements	Unassigned		9/22/2014	14R3	
22	Service Delivery	David Kosterman	Active	Approved	Parent	12365	12365	12365 12365	BPaaS	Inflight - WO exists			WO# 1083-OMNI Release 1 ME support; CR1-OMNI Release 1 ME support, CR2-Page Production Support – OMNI Release 1 ME Support		12365 12365 - Contact Center Modernization	The intent of this project is to modernize our contact center systems to reduce cost and improve the customer experience. Our current systems and channels lack integration and functionality resulting in long training lead times, high defect rates and AHT and the inability to provide consistent responses. Our CA Commercial agents current rely on over 40 applications and points of knowledge to assist customers making it difficult to gain further operational efficiencies without impacting the customer experience. The proposed solution will build knowledge into all aspects of our systems to reduce training time, AHT and lead the agent through a rules based approach to deliver the right answer consistently. It will also integrate our customer touch points such that they are integrated and treat the customer interaction as a single thread regardless of where the interaction starts.	Performance Improvements	Unassigned			13R2	
23						12434	12434	12434 12434	BPaaS	Inflight - WO exists		12434-12434_COG_CR5_Ver 1.1,12434-12434_COG_CR4_Ver 1.0,12434_COG_WO_Ver 1.1,12434_COG_CR3_Ver 1.0,12434_COG_CR2_Ver 1.0,12434_COG_CR1_Ver 1.1			12434 12434 - ODWPRD DB Move Project	Infra					Unassigned	
24	Business Development	David Kosterman	Active	Approved	Parent	12803	12803	12803 12803	BPaaS	Inflight - WO exists		12803-12803_COG_WO_Ver 1.2,12803-12803_COG_CR2_Ver 1.1,12803-12803_COG_CR1_Ver 1.4			12803 12803 - ABS Modern Phase I RMC Streamline	Currently the RMC, the main component and driver of a new product, is hard-coded in approximately 451 programs thoughout the core ABS and surround systems. Whenever Health Net launches a new product, the new RMC code must be added to each of the core systems¿ programs. Because of the large number of programs to change, the amount of time it takes to implement a new product (RMC) jeopardizes Health Net¿s ability to remain competitive in the Health Care Industry by: 1) Posing a limitation on the number of ¿New Products¿ HN can implement each year. 2) Posing a risk to the allocation of funds and 3) Because of the aggressiveness of ¿New Products¿ projects, forces HN to reduce the life cycle of a project, thereby, risking the success of all projects within a scheduled release. For Health Net to remain competitive with continued growth in today¿s market, it is essential to come up with a more efficient and cost effective solution to implementing new products (RMCs).	Performance Improvements	Unassigned		2/23/2015	15R1	

Ref #	TIER II Governance	IT Solutions Director / Manager	Project Intake Status	Project Approval Status	PID Type	Base PID	Project ID	BIO PID	CTS Sub Category	CTS Disposition	HN Disposition	CTS AO WO Name	CTS INC WO Name	IBM BTL PCR	Project	Work Description	Strategic Impact	Compliance Legislative Category	Compliance Representative	Implementation Date	Governance Selected Release	Infrastructure Last Release
25	Infrastructure	Bart Keaney	Active	Approved	Single	12873	12873	12873 12873	IBM	In-Flight - No WO				BARR WO 10-168 Corporate SQL Cluster Upgrade PID 12873 08-20-2012 PCR01 BARR WO 10-168 Corporate SQL Cluster Upgrade PID 12873 01-14-2013 PCR02 BARR WO 10-168 Corporate SQL Cluster Upgrade PID 12873 07-22-2013 PCR02 BARR WO 10-168 Corporate SQL Cluster Upgrade PID 12873 12-18-2012 EXECUTED PCR01 10-169 Corporate SQL Cluster Upgrade Project (PID 12873) 03072013	12873 12873 - Corporate SQL Cluster Upgrade	In order to keep our SQL Servers current and up to date, all SQL Server 2000 instances below will be upgraded/converted to SQL Server 2008 R2. This is very essential for HealthNet, as it keeps the cost of carrying older versions of databases down. Upgrading will also keep our databases more secure, scaleable, and will allow the use of new features that improve performance and administration. Extended support for SQL Server 2000 will end in April 2013. This version upgrade will conform to the Health Nets Best Practices/IT Roadmap, Strategy and End State Model keeping all DBMS software at vendor supported levels.	Lights On	Unassigned		11/15/2014	14R4	9/30/2014
26	Infrastructure	Bart Keaney	Active	Approved	Child	12883	17213	12883 17213	IBM	In-Flight - No WO					12883 17213 - Alfresco Pilot for Membership Corro	The current system architecture and hardware for the MediCal FileNet system is nearing maximum capacity for the number of claims that can be scanned and processed in 'normal' processing windows. Even with the recent	Lights On	Unassigned		11/17/2014	14R4	
27	Infrastructure	Bart Keaney	Active	Approved	Parent	12883	12883	12883 12883	BPaaS	Inflight - WO exists		12883-12883_COG_WO_Ver 2.0,12883-12883_COG_CR2_Ver 1.1,12883-12883_COG_CR1_Ver 1.1	SOW# 440-Medi-Cal FileNet Modernization,CR1-Medi-Cal FileNet Modernization; CR2-Medi-Cal FileNet Modernization; CR3-Medi-Cal FileNet Modernization; CR4-Medi-Cal FileNet Modernization; CR5-HN MediCal Filenet Migration; CR6-HN MediCal Filenet Migration, CR7-HN Filenet Alfresco Analysis; CR8-HN Filenet Alfresco Analysis		12883 12883 - MediCal Application Link to PEGA	The current system architecture and hardware for the MediCal FileNet system is nearing maximum capacity for the number of claims that can be scanned and processed in 'normal' processing windows. Even with the recent migration to Boulder CO as part of the Data Center Relocation effort, there are still significant exposures to the reliability and functionality of the FileNet imaging system, most notably that the existing FileNet software runs on a Windows 2000 operating system platform which will no longer be supported as of summer 2010. The current system architecture and software for the MediCal FileNet system is aged, faces performance maximization for it's processing ability for nightly processing, and runs components on a Windows 2000 platform that will no longer be support by Microsoft as of July 2010. This puts the MediCal business as significant risk and the addition of additional lives due to the Tri-County RHA/LI implementation increases the business risk.	Lights On	Unassigned		8/18/2014	14R3	
28	Infrastructure	Bart Keaney	Active	Approved	Single	12939	12939	12939 12939	IBM	In-Flight - No WO				N/A - no WO as of yet	12939 12939 - PROJ Voice Server refresh Consolida	Health Net¿s Cisco Call Manager and Unity voice mail hardware is nearing EOL and the associated software is EOS. The current software versions do not support geographic redundancy, virtualization, SIP services, and other desired features. These systems require a hardware and software refresh, consolidation, virtualization, and relocation to the Boulder data center.	Lights On	Unassigned		11/17/2014	15R2	6/10/2015

Final

Ref #	TIER II Governance	IT Solutions Director / Manager	Project Intake Status	Project Approval Status	PID Type	Base PID	Project ID	BID PID	CTS Sub Category	CTS Disposition	HN Disposition	CTS AO WO Name	CTS INC WO Name	IBM BTI, PCR	Project	Work Description	Strategic Impact	Compliance Legislative Category	Compliance Representative	Implementation Date	Governance Selected Release	Infrastructure Last Release
29	Infrastructure	Bart Keaney	Active	Approved	Single	12940	12940	12940 12940	IBM	In-Flight - No WO				BARR WO 10-193 Archiving Windows File-Print Servers pdf PCR01 BARR 10-193 Archiving Windows File and Print Servers _PID 12940_ 05-31-2011.pdf BSD TSD WO 10-193 Archiving Windows FilePrint Servers PID 12940 12-08-2011.pdf 041212 Matt Coates_HNI_ McAfee 2.xls PCR01 10-193 Archiving Windows File Print Servers Project v5 PID 12940 08 27-2012.pdf PCR02 10-193 Archiving Windows File and Print Servers PID 12940 06-24-2013 pdf PCR03 10	12940 12940 - Impl Archiving Solution for Win File	Health Net is strengthening its data security controls on all company computers. Among the additional steps includes installing new control software to prevent reading, saving or transferring any data to and from portable/removable storage devices, including DVDs, CDs and USB drives. Due to the limited amount of storage available on many of our file servers, many associates have been archiving data to external devices. And in conjunction with the implementation of the device control software, associates will no longer have access to create new CDs and read existing CDs. The purpose of this project is to provide the capability to archive data on the file servers thus providing the storage management needed to allow uploading of data from the existing inventory of external media. This project will also reduce future costs of procuring storage to support growth. More importantly, this project will help eliminate the need for associates to use removable media.	Lights On	Unassigned		8/29/2014	14R3	8/29/2014
30	Infrastructure	Bart Keaney	Active	Approved	Child	12972	17315	12972 17315	IBM	In-Flight - No WO				N/A - no WO as of yet	12972 17315 - Decommission Verify & Sun One	This project brief is to purchase and implement IBM Tivoli Identity and Access Mamager \ Tivoli Identity and Access Assurance in to the Health Net Enterprise. This implementation will reduce access administration costs and improve the efficiency and security of access provisioning by providing for automated approval, provisioning and revoking of access for pre-defined roles. Select and implement an Identity and Access Management (IAM or IDAM) systems	Lights On	Unassigned		2/23/2015	15R1	
31	Infrastructure	Bart Keaney	Active	Approved	Parent	12972	12972	12972 12972	Non-SPaaS	Inflight - WO exists		12972-12972_COG _WO_ Ver 1.1	SOW#562-HN IMS - Design Phase	12972 12972 WO, BTI and PCR's BARR WO 10-198 Identity Management System PID 12972 12-20-2011 PCR01 BARR WO 10-198 Identity Management System v2 PID 12972 06-26-2012 PCR02 BARR 10-198 Identity Management System v3 PID 12972 08-10-2012 BTI WO 10-198 Identity Management System Project PID 12972 10-15-2012 PCR01 10-198 Identity Management System v2 PID 12972 11 16-2012 PCR02 10 198 Identity	12972 12972 - Identity Management System	This project brief is to purchase and implement IBM Tivoli Identity and Access Mamager \ Tivoli Identity and Access Assurance in to the Health Net Enterprise. This implementation will reduce access administration costs and improve the efficiency and security of access provisioning by providing for automated approval, provisioning and revoking of access for pre-defined roles. Select and implement an Identity and Access Management (IAM or IDAM) systems	Lights On	Unassigned		2/23/2015	15R1	

Ref #	TIER II Governance	IT Solutions Director / Manager	Project Intake Status	Project Approval Status	PID Type	Base PID	Project ID	BID PID	CTS Sub Category	CTS Disposition	HN Disposition	CTS AO WO Name	CTS INC WO Name	IBM BTI, PCR	Project	Work Description	Strategic Impact	Compliance Legislative Category	Compliance Representative	Implementation Date	Governance Selected Release	Infrastructure Last Release
32	Infrastructure	Bart Keaney	Active	Approved	Child	12972	17313	12972 17313	IBM	In-Flight - No WO				WO_1176_IMS_Assessment_V1.3	12972 17313 - Transition IMS into SSO	This project brief is to purchase and implement IBM Tivoli Identity and Access Manager \ Tivoli Identity and Access Assurance in to the Health Net Enterprise. This implementation will reduce access administration costs and improve the efficiency and security of access provisioning by providing for automated approval, provisioning and revoking of access for pre-defined roles. Select and implement an Identity and Access Management (IAM or IDAM) systems	Lights On	Unassigned		8/18/2014	14R3	
33	Infrastructure	Bart Keaney	Active	Approved	Child	12972	17314	12972 17314	IBM	In-Flight - No WO				WO_1176_IMS_Assessment_V1.3	12972 17314 - Complete IMS scope	This project brief is to purchase and implement IBM Tivoli Identity and Access Manager \ Tivoli Identity and Access Assurance in to the Health Net Enterprise. This implementation will reduce access administration costs and improve the efficiency and security of access provisioning by providing for automated approval, provisioning and revoking of access for pre-defined roles. Select and implement an Identity and Access Management (IAM or IDAM) systems	Lights On	Unassigned		11/17/2014	14R4	
34						13348	13348	13348 13348	IBM	In-Flight - No WO					13348 13348 - Network IPS NAC	Infra						
35	Infrastructure	Bart Keaney	Active	Approved	Single	13778	13778	13778 13778	BPaaS	Inflight - WO exists		13778-13778_COG_WO_Ver1.1		BTI WO 11-056 Oracle V7.2.4 RDB Upgrade Project PID 13778 03-08-2013 PCR01 11-056 Oracle v7.2.4 RDB Upgrade Project (PID 13778)	13778 13778 - Oracle Rdb Upgrade	The driving initiative for this Project is the remain true to HealthNet's overall ITG Tech Plan in keeping all database vendor software as current and up to date as possible. It is absolutely imperative that this project get processed successfully as we must remain "on-track" against that Tech Plan direction.	Lights On	Unassigned		8/30/2014	14R3	
36	Infrastructure	Bart Keaney	Active	Approved	Parent	14001	14001	14001 14001	BPaaS	Inflight - WO exists		14001-14001_COG_WO_Ver_1.1_07182013	WO# 1828-Windows 7 Enterprise	BTI WO 11-091 Windows 7 Enterprise PID 14001 10-07-2013 PCR01 11-091 Windows 7 Enterprise PID 14001 01-13-2014 PCR02 11-091 Windows 7 Enterprise PID 14001 03-07-2014 PCR03 11-091 Windows 7 Enterprise (PID 14001) 05-2-2014 PCR04 11-091 Windows 7 Enterprise PID 14001 06-17-2014	14001 14001 - Windows 7 Enterprise	Windows 7 is the logical successor for XP. Industry experts suggest that organizations should plan to complete migrations by early 2012. This project is intended to prepare the environment and deploy Win 7.	Lights On	Unassigned		8/12/2014	14R3	4/7/2014

Final

Ref #	TIER II Governance	IT Solutions Director / Manager	Project Intake Status	Project Approval Status	PID Type	Base PID	Project ID	B/D PID	CTS Sub Category	CTS Disposition	HN Disposition	CTS AD WO Name	CTS INC WO Name	IBM BTI, PCR	Project	Work Description	Strategic Impact	Compliance Legislative Category	Compliance Representative	Implementation Date	Governance Selected Release	Infrastructure Last Release
37	Infrastructure	Bart Keaney	Active	Approved	Child	14001	16540	14001 16540	SPaaS	Inflight - WO exists		14001-16540_COG_WO_Ver1.4,14001-16540_COG_CR3_Ver1.0,14001-16540_COG_CR2_Ver2.0,14001-16540_COG_CR5_Ver1.4,14001-16540_COG_CR4_Ver1.0,14001-16540_COG_CR1_Ver1.0		BTI WO 13-079 Entrendex to FormWork PID 16540 12-04-2013 PCR01 13-079 Entrendex to FormWork PID 16540 03-08-2014 PCR02 13-079 Entrendex to FormWork PID 16540 05-15-2014	14001 16540 - WR Entrendex to FormWorks 5.0 Migrat	This project is to migrate the WR Entrendex 7.01 application to FormWorks 5.0. Both of these applications are Sungard (Macess) applications. The Entrendex application that is currently being used supports front-end scanning, data entry and the importing of documents into the Macess EXP application. The version of Entrendex that we are currently using is already sunset and therefore we only receive minimal support from the vendor, which will be completely eliminated at the end of 2013.	Lights On	Unassigned		8/18/2014	14R3	8/18/2014
38	Infrastructure	David Kosterman	Active	Approved	Child	14001	16749	14001 16749	SPaaS	Inflight - WO exists		14001-16749_COG_WO_Ver1.1		BTI WO is delayed until 09/16 due to some trouble the IBM team ran into with quotes expiring	14001 16749 - MACESS EXP Version Upgrade to 3.60	This project aims at upgrading the current version MACESS EXP from 3.40 SP5 to 3.70 for continued support from SunGard, MACESS EXP product vendor.	Lights On	Unassigned			TBD	7/30/2014
39	Infrastructure	Bart Keaney	Active	Approved	Child	14001	17161	14001 17161	SPaaS	Inflight - WO exists		14001-17161_COG_WO_Ver_1.1_08012013,14001-17161_COG_CR7_Ver1.0,14001-17161_COG_CR6_Ver1.0,14001-17161_COG_CR5_Ver1.0,14001-17161_COG_CR4_Ver1.0,14001-17161_COG_CR3_Ver1.0,14001-17161_COG_CR2_Ver1.0,14001-17161_COG_CR1_Ver1.0		No IBM	14001 17161 - Windows 7 - Application remediation	Windows 7 is the logical successor for XP. Industry experts suggest that organizations should plan to complete migrations by early 2012. This project is intended to prepare the environment and deploy Win 7.	Lights On	Unassigned		9/12/2014	14R3	3/24/2014
40	Infrastructure	Bart Keaney	Active	Approved	Single	14150	14150	14150 14150	IBM	In-Flight - No WO				BARR WO 11-121 Commercial Two Factor Authentication PID 14150 01-08-2014 BTI WO 11-121 Commercial Two Factor Authentication v3 PID 14150 01-28-2014	14150 14150 - Commercial Two Factor Authentication	Health Net Commercial has a requirement to provide remote access to their associates. In order to meet strict customer security requirements and to meet industry best practices, Health Net Commercial must implement two-factor authnication for remote access users using the same tool as implemented by HNFS. Health Net may be losing business due to answering RFI responses with a "NO" when it comes to two factor remote access	Lights On	Unassigned		6/30/2014	14R3	6/30/2014
41	Service Delivery	Bart Keaney	Active	Approved	Single	14384	14384	14384 14384	SPaaS	In-Flight - No WO					14384 14384 - ABS outbound 837 - Liabilitydenials	There are delays and limitations in the current manual print and mailing process of Non-HN liability claims. This project request is to create an outbound 837-5010 file for electronic routing for these claim denials. This enhancement would support timely compliant routing of denied liability services. MHN would be the first entity involved in the proejct and then a phased implementation to support electronic routing to other PPG, hospitals, and other vendor liability claims	Confirmed Compliance	Compliance - Medicare	Velma Thomas	2/23/2015	15R1	

Ref #	TIER II Governance	IT Solutions Director / Manager	Project Intake Status	Project Approval Status	PID Type	Base PID	Project ID	BID PID	CTS Sub Category	CTS Disposition	HN Disposition	CTS AO WO Name	CTS INC WO Name	IBM BTI, PCR	Project	Work Description	Strategic Impact	Compliance Legislative Category	Compliance Representative	Implementation Date	Governance Selected Release	Infrastructure Last Release
42	Finance/Corporate	Cynthia T Nguyen	Active	Approved	Parent	14421	14421	14421 14421	BPaaS	Inflight - WO exists		14421-14421_COG_WO_Ver 1.1,14421-14421_COG_CR2_Ver 1.1,14421-14421_COG_CR1_Ver 1.0			14421 14421 - MLR Phase I	In accordance with the Affordable Care Act, distribute Premium Rebates with Rebate Notification (with Interest if late) to enrollees for 2011 by August 1, 2012 (and subsequent years), on a pro rata basis based on 2011 premium (and subsequent years), for those legal entities with business segments in certain states, which do not meet the Medical Loss Ratio requirements. Retain Data, Ensure Data access and be capable of Reporting Requirements.	Confirmed Compliance	Compliance - Affordable Care Act (ACA)	Lauren Parsons	9/22/2014	14R3	
43	Finance/Corporate	Cynthia T Nguyen	Active	Approved	Child	14421	17064	14421 17064	BPaaS	Inflight - WO exists		14421-17064_COG_WO_Ver 1.1,14421-17064_COG_CR3_Ver_1.0,14421-17064_COG_CR2_Ver_1.2,14421-17064_COG_CR1_Ver_1.0			14421 17064 - SAP 2012 MLR Rebate Payments Phse II	In accordance with the Affordable Care Act, distribute Premium Rebates with Rebate Notification (with Interest if late) to enrollees for 2011 by August 1, 2012 (and subsequent years), on a pro rata basis based on 2011 premium (and subsequent years), for those legal entities with business segments in certain states, which do not meet the Medical Loss Ratio requirements. Retain Data, Ensure Data access and be capable of Reporting Requirements.	Confirmed Compliance	Compliance - Affordable Care Act (ACA)	Lauren Parsons	9/22/2014	14R3	
44	Service Delivery	David Kosterman	Active	Approved	Parent	14693	14693	14693 14693	BPaaS	Inflight - WO exists		14693-14693_COG_WO_Ver1.1_04172013,14693-14693_COG_CR2_Ver_1.0,14693-14693_COG_CR1_Ver_4.0	WO# 1019-OMNI-Summary of Benefits & Uniform Glossary Assessment		14693 14693 - Summary of Benefits and Coverage	Beginning March 23, 2012, the Affordable Care Act mandates group health plans and insurers to provide participants and beneficiaries with a summary of benefits and coverage (SBC) for each benefit package without charge.	Confirmed Compliance	Compliance - Affordable Care Act (ACA)	Robert O'Reilly	10/20/2015	15R3	
45	Service Delivery	David Kosterman	Active	Approved	Child	14693	17102	14693 17102	BPaaS	Inflight - WO exists			WO# 1153-PCS Configuration Engagement; CR1-SBC PCS Silver 2; CR2-SBC PCS Silver 2		14693 17102 - SBC - Pega PCS Implementation	Beginning March 23, 2012, the Affordable Care Act mandates group health plans and insurers to provide participants and beneficiaries with a summary of benefits and coverage (SBC) for each benefit package without charge	Confirmed Compliance	Compliance - Affordable Care Act (ACA)	Robert O'Reilly	8/1/2015	15R3	
46	Service Delivery	David Kosterman	Active	Approved	Child	14693	17273	14693 17273	BPaaS	Inflight - WO exists		14693-17273_COG_WO_Ver 1.1			14693 17273 - SBC Critical Enhancements	Beginning March 23, 2012, the Affordable Care Act mandates group health plans and insurers to provide participants and beneficiaries with a summary of benefits and coverage (SBC) for each benefit package without charge	Confirmed Compliance	Compliance - Affordable Care Act (ACA)	Robert O'Reilly	11/17/2014	14R4	
47	Infrastructure	Bart Keaney	Active	Approved	Single	14699	14699	14699 14699	IBM	In-Flight - No WO				BARR WO 11-222 SAS Upgrade v2 PID 14699 06-25-2012 BTI WO 11-222 SAS Upgrade Project v2 PID 14699 03-27-2013 PCR01 11-222 SAS Upgrade PID 14699 05-21-2013 HN PO 7800009495 SAS Enterprise Guide Software 2014 SAS - Svc Supp 21 SAS - Svc Supp 20 COH1523 (Health Net Inc 3YrSupp) 07DEC12	14699 14699 - SAS Upgrade	SAS is Health Net¿s Business Intelligence tool that provides historical, current and predictive views of operations and is considered business critical to the Actuarial team. There have been no software upgrades since 2001, and support for SAS software deployed at HN ends 12/31/2011. This project brings SAS to current, supported software. New features will enable HNPS to reach 4 Star Rating, avoiding expensive alternatives and potential loss of $64M.	Lights On	Unassigned		8/1/2014	14R3	8/1/2014

Ref #	TIER II Governance	IT Solutions Director / Manager	Project Intake Status	Project Approval Status	PID Type	Base PID	Project ID	BID PID	CTS Sub Category	CTS Disposition	HN Disposition	CTS AD WO Name	CTS INC WO Name	IBM BTL PCR	Project	Work Description	Strategic Impact	Compliance Legislative Category	Compliance Representative	Implementation Date	Governance Selected Release	Infrastructure Last Release
48	Gov't Programs Operations	Robert E Oetken Jr	Active	Approved	Parent	14704	14704	14704 14704	SPaaS	Inflight - WO exists		14704-14704_COG_WO_Ver_1.1,14704-14704_COG_CR1_Ver1.0,14704-14704_COG_CR2_Ver1.4,14704-14704_COG_CR3_Ver1.1,14704-14704_COG_CR4_Ver1.0,14704-14704_COG_CR5_Ver1.0	SOW# 528-CA Dual Eligible Demonstration.SOW# 528 CR # 01-Dual Eligible's Pilot Program – CA County; SOW# 528 CR # 02-Dual Eligible's Pilot Program – CA County; SOW# 528 CR # 03-Dual Eligible's Pilot Program – CA County WO_1020_14704_14704_Duals_WCOE_CR_6 V1.0 doc		14704 14704 - Cal MediConnect	CMS and DHCS are implementing a pilot program for Dual Eligibles (Medicare/Medi-Cal) for CA.. We have the opportunity to be selected (along with LA Care) to implement a dual pilot program for Los Angeles County. There are ~360,000 dual eligibles in LA County and the project has a total estimated revenue of $6 - $8 billion, which will probably be split evenly between the two plans. There will be a capitated and managed fee for service option within LA County	Government Programs	Unassigned		8/18/2014	14R3	
49	Gov't Programs Operations	Robert E Oetken Jr	Active	Approved	Child	14704	17289	14704 17289	SPaaS	Inflight - WO exists		14704-17289_COG_WO_V1 0,14704-17289_COG_CR1_Ver_1.1			14704 17289 - Cal MediConnect Encounters Vendor	CMS and DHCS are implementing a pilot program for Dual Eligibles (Medicare/Medi-Cal) for CA.. We have the opportunity to be selected (along with LA Care) to implement a dual pilot program for Los Angeles County. There are ~360,000 dual eligibles in LA County and the project has a total estimated revenue of $6 - $8 billion, which will probably be split evenly between the two plans. There will be a capitated and managed fee for service option within LA County	Government Programs	Unassigned		8/18/2014	14R3	
50	Gov't Programs Operations	Robert E Oetken Jr	Active	Approved	Child	14704	17310	14704 17310	SPaaS	Inflight - WO exists		14704-17310_COG_CR1_V1.1,14704_17310_COG_WO_Ver 1.1			14704 17310 - Cal MediConnect ABS & Surround Syste	CMS and DHCS are implementing a pilot program for Dual Eligibles (Medicare/Medi-Cal) for CA.. We have the opportunity to be selected (along with LA Care) to implement a dual pilot program for Los Angeles County. There are ~360,000 dual eligibles in LA County and the project has a total estimated revenue of $6 - $8 billion, which will probably be split evenly between the two plans. There will be a capitated and managed fee for service option within LA County	Government Programs	Unassigned		11/17/2014	14R4	
51	Gov't Programs Operations	Robert E Oetken Jr	Active	Approved	Child	14704	17328	14704 17328	SPaaS	Inflight - WO exists		14704-17328_COG_WO_V1.2			14704 17328 - 14R4 Cal MediConnect - Medical Manag	CMS and DHCS are implementing a pilot program for Dual Eligibles (Medicare/Medi-Cal) for CA.. We have the opportunity to be selected (along with LA Care) to implement a dual pilot program for Los Angeles County. There are ~360,000 dual eligibles in LA County and the project has a total estimated revenue of $6 - $8 billion, which will probably be split evenly between the two plans. There will be a capitated and managed fee for service option within LA County	Government Programs	Unassigned		11/17/2014	14R4	
52	Gov't Programs Operations	Robert E Oetken Jr	Active	Approved	Child	14704	17342	14704 17342	Non-SPaaS	Inflight - WO exists		14704-17342_COG_WO_Ver 1.2			14704 17342 - Cal MediConnect - MTM 14R4	CMS and DHCS are implementing a pilot program for Dual Eligibles (Medicare/Medi-Cal) for CA.. We have the opportunity to be selected (along with LA Care) to implement a dual pilot program for Los Angeles County. There are ~360,000 dual eligibles in LA County and the project has a total estimated revenue of $6 - $8 billion, which will probably be split evenly between the two plans. There will be a capitated and managed fee for service option within LA County	Government Programs	Unassigned		11/17/2014	14R4	
53	Gov't Programs Operations	Robert E Oetken Jr	Active	Approved	Child	14704	17345	14704 17345	SPaaS	Inflight - WO exists		14704-17345_COG_WO_V1.0			14704 17345 - Cal MediConnect - Encounters	CMS and DHCS are implementing a pilot program for Dual Eligibles (Medicare/Medi-Cal) for CA.. We have the opportunity to be selected (along with LA Care) to implement a dual pilot program for Los Angeles County. There are ~360,000 dual eligibles in LA County and the project has a total estimated revenue of $6 - $8 billion, which will probably be split evenly between the two plans. There will be a capitated and managed fee for service option within LA County	Government Programs	Unassigned		11/17/2014	14R4	
54	Gov't Programs Operations	Robert E Oetken Jr	Active	Approved	Child	14704	17346	14704 17346	SPaaS	Inflight - WO exists		14704_17346_COG_WO_Ver 1.1			14704 17346 - Cal MediConnect - ABS & Surround Sys	CMS and DHCS are implementing a pilot program for Dual Eligibles (Medicare/Medi-Cal) for CA.. We have the opportunity to be selected (along with LA Care) to implement a dual pilot program for Los Angeles County. There are ~360,000 dual eligibles in LA County and the project has a total estimated revenue of $6 - $8 billion, which will probably be split evenly between the two plans. There will be a capitated and managed fee for service option within LA County	Government Programs	Unassigned		2/23/2015	15R1	

Final

Ref #	TIER II Governance	IT Solutions Director / Manager	Project Intake Status	Project Approval Status	PID Type	Base PID	Project ID	B/D PID	CTS Sub Category	CTS Disposition	HN Disposition	CTS AO WO Name	CTS INC WO Name	IBM BTI PCR	Project	Work Description	Strategic Impact	Compliance Legislative Category	Compliance Representative	Implementation Date	Governance Selected Release	Infrastructure Last Release
55	Gov't Programs Operations	Robert E Oetken Jr	Active	Approved	Child	14704	17269	14704 17269	BPaaS	Inflight - WO exists		14704-17269_COG_WO_V1.1,14704-17269_COG_CR3_Ver_1.1,14704-17269_COG_CR2_Ver_1.1,14704-17269_COG_CR1_Ver_1.0			14704 17269 - Cal MediConnect ABS & Surround Systm	CMS and DHCS are implementing a pilot program for Dual Eligibles (Medicare/Medi-Cal) for CA . We have the opportunity to be selected (along with LA Care) to implement a dual pilot program for Los Angeles	Government Programs	Unassigned		9/22/2014	14R3	
56	Gov't Programs Operations	Robert E Oetken Jr	Active	Approved	Child	14704	17325	14704 17325	BPaaS	Inflight - WO exists		14704-17325_COG_CR1_Ver 1.2,14704_17325_COG_WO_Ver 1.0			14704 17325 - 14R3 Cal MediConnect - Medical Manag	CMS and DHCS are implementing a pilot program for Dual Eligibles (Medicare/Medi-Cal) for CA,. We have the opportunity to be selected (along with LA Care) to implement a dual pilot program for Los Angeles County. There are ~380,000 dual eligibles in LA County and the project has a total estimated revenue of $6 - $8 billion, which will probably be split evenly between the two plans. There will be a capitated and managed fee for service option within LA County	Government Programs	Unassigned		9/22/2014	14R3	
57	Infrastructure	Bart Keaney	Active	Approved	Single	14731	14731	14731 14731	IBM	In-Flight - No WO				BTI WO 14-015 Aerojet Redesign v2 Project PID 14731 v2 08-08-2014	14731 14731 - Aerojet WAN Consolidation	Standardize Aerojet Campus and Hazel Gold Point A (GPA) like any other large remote office location. Dissect and remove SONET circuit dependencies, then eliminate the SONET between Aerojet and Gold Point Campus.	Lights On	Unassigned		9/30/2014	15R2	9/30/2014
58	Business Development	David Kosterman	Active	Approved	Parent	14758	14758	14758 14758	BPaaS : No Work	In-Flight - No WO	No Work : Parent PID - will be closed once children are done				14758 14758 - HNOR Contracts Automation	The project's objectives are as follow: 1) On-line access to HNOR group-specific contracts/EOCs; 2) Web fulfillment capability for members, employers, and consultants/brokers; and 3) Safe/secure document storage in the PSA Archive for ease of access by internal clients and to comply with the record retention requirement. This project will replace the current HNOR pick-and-pack fulfillment process whereby generic contract documents are manually assembled and mailed to only groups/brokers.	Lights On	Unassigned		11/17/2014	14R4	
59						14758	17122	14758 17122	BPaaS	Inflight - WO exists		14758_17122_COG_WO_Ver 1.0	WO# 1132-HN WCOE OR Contracts(On Hold)		14758 17122 - HNOR Contracts - WCoE	ok					14R4	
60	Business Development	David Kosterman	Active	Approved	Parent	14931	14931	14931 14931	BPaaS	Inflight - WO exists		14931-14931_COG_WO_Ver 4.0,14931-14931_COG_CR1_Ver 1.0	SOW# 511-ASO Self Flex Fund - JAD Session		14931 14931 - Self/Flex-Fund. Internal Build	Employers need the ability to control their overall premium costs and trends. Self-funding is an option to manage costs as employers are not subject certain benefit mandates and taxes. By assuming the risk, employers are not subject to benefit reserves and share any U/W profits and have complete data transparency. We must add flex and ASO funding to our HMO & PPO products. Our current HMO flex funded product is not scalable to the business growth plan.	Performance Improvements	Unassigned		11/17/2014	14R4	
61	Gov't Programs Operations	Robert E Oetken Jr	Active	Approved	Parent	14941	14941	14941 14941	BPaaS	Inflight - WO exists		14941-14941_COG_WO_Ver_1.2	WO# 1023-HN WCOE Medical Migration JAD		14941 14941 - SHP Enhancements to ABS	As a corporate strategic direction with an intent of cost reduction, consolidation of information system platforms is being carried out. As part of the overall cost management initiative, the key IT related programs are to re-platform the Z-series (mainframe) systems, re-platform the I-series (AS400) systems, and software standardization. This specific initiative drives toward the replatforming of the State Health Plans Medicaid processing (QCare) to the ABS platform.	Operations Strategy	Unassigned			15R2	
62	Gov't Programs Operations	Robert E Oetken Jr	Active	Approved	Child	14941	17151	14941 17151	BPaaS	Inflight - WO exists			WO# 1185-CA SHP Pega Env Installation & Config.		14941 17151 - ABS Infras upgrade for ABS / Surrou	As a corporate strategic direction with an intent of cost reduction, consolidation of information system platforms is being carried out. As part of the overall cost management initiative, the key IT related programs are to re-platform the Z-series (mainframe) systems, re-platform the I-series (AS400) systems, and software standardization. This specific initiative drives toward the replatforming of the State Health Plans Medicaid processing (QCare) to the ABS platform.	Operations Strategy	Unassigned		3/31/2014	14R1	
63	Gov't Programs Operations	Robert E Oetken Jr	Active	Approved	Child	14941	17312	14941 17312	BPaaS	Inflight - WO exists			WO_1144_14941-14941_WCOE_HN_SHP_Enhancements_in_ABS V1.2 doc WO_1144_14941-14941_WCOE_HN_SHP_Enhancements_in_ABS_CR_1 V1.1 doc		14941 17312 - SHP Enh2ABS - Web Mar 2015 Rel	As a corporate strategic direction with an intent of cost reduction, consolidation of information system platforms is being carried out. As part of the overall cost management initiative, the key IT related programs are to re-platform the Z-series (mainframe) systems, re-platform the I-series (AS400) systems, and software standardization. This specific initiative drives toward the replatforming of the State Health Plans Medicaid processing (QCare) to the ABS platform.	Operations Strategy	Unassigned		3/26/2015	15R1	

Ref #	TIER 3 Governance	IT Solutions Director / Manager	Project Intake Status	Project Approval Status	PID Type	Base PID	Project ID	BID PID	CTS Sub Category	CTS Disposition	HN Disposition	CTS AO WO Name	CTS INC WO Name	IBM STL PCR	Project	Work Description	Strategic Impact	Compliance Legislative Category	Compliance Representative	Implementation Date	Governance Selected Release	Infrastructure Last Release
64	Gov't Programs Operations	Robert E Oetken Jr	Active	Approved	Child	14941	17152	14941 17152	SPaaS	Inflight - WO exists		14941-17152_COG_WO_Ver1.2,14941-17152_COG_CR8_Ver1.0,14941-17152_COG_CR7_V1.0,14941-17152_COG_CR6_Ver1.1,14941-17152_COG_CR5_Ver1.1,14941-17152_COG_CR4_V1.1,14941-17152_COG_CR3_V1.0,14941-17152_COG_CR2_V1.0,14941-17152_COG_CR13_v1.0,14941-17152_COG_CR12_v1.1,14941-17152_COG_CR11_v1.4,14941-17152_COG_CR10_Ver1.0,14941-17152_COG_CR1_V1.2,1494[illegible]			14941 17152 - SHP Enhc to ABS - CLM /OTR	As a corporate strategic direction with an intent of cost reduction, consolidation of information system platforms is being carried out. As part of the overall cost management initiative, the key IT related programs are to re-platform the Z-series (mainframe) systems, re-platform the I-series (AS400) systems, and software standardization. This specific initiative drives toward the replatforming of the State Health Plans Medicaid processing (QCare) to the ABS platform.	Operations Strategy	Unassigned		2/1/2015	15R1	
65	Gov't Programs Operations	Robert E Oetken Jr	Active	Approved	Child	14941	17286	14941 17286	SPaaS	Inflight - WO exists		14941-17152_COG_CR7_V1.0			14941 17286 - SHP Enhc to ABS - ABS-MBR/OMNI	As a corporate strategic direction with an intent of cost reduction, consolidation of information system platforms is being carried out. As part of the overall cost management initiative, the key IT related programs are to re-platform the Z-series (mainframe) systems, re-platform the I-series (AS400) systems, and software standardization. This specific initiative drives toward the replatforming of the State Health Plans Medicaid processing (QCare) to the ABS platform	Operations Strategy	Unassigned		8/18/2014	14R3	
66	Gov't Programs Operations	Robert E Oetken Jr	Active	Approved	Child	14941	17288	14941 17288	SPaaS	Inflight - WO exists		14941-17152_COG_CR7_V1.0			14941 17288 - SHP Enhc to ABS - Conv	As a corporate strategic direction with an intent of cost reduction, consolidation of information system platforms is being carried out. As part of the overall cost management initiative, the key IT related programs are to re-platform the Z-series (mainframe) systems, re-platform the I-series (AS400) systems, and software standardization. This specific initiative drives toward the replatforming of the State Health Plans Medicaid processing (QCare) to the ABS platform.	Operations Strategy	Unassigned		11/17/2014	14R4	
67	Gov't Programs Operations	Robert E Oetken Jr	Active	Approved	Child	14941	17292	14941 17292	SPaaS	Inflight - WO exists		14941-17292_COG_CR7_V1.0,14941-17292_COG_CR8_Ver1.0,14941-17292_COG_CR5_Ver2.0,14941-17292_COG_CR2_Ver_1.0,14941-17292_COG_CR1_Ver_1.1,14941-17292_COG_CR3_Ver1.0,14941-17292_COG_WO_Ver1.0			14941 17292 - SHP Enhc to ABS - QCare Enhc	As a corporate strategic direction with an intent of cost reduction, consolidation of information system platforms is being carried out. As part of the overall cost management initiative, the key IT related programs are to re-platform the Z-series (mainframe) systems, re-platform the I-series (AS400) systems, and software standardization. This specific initiative drives toward the replatforming of the State Health Plans Medicaid processing (QCare) to the ABS platform.	Operations Strategy	Unassigned		8/22/2014	14R3	
68	Gov't Programs Operations	Robert E Oetken Jr	Active	Approved	Child	14941	17347	14941 17347	SPaaS	Inflight - WO exists		14941_17347_COG_WO_Ver_1.2			14941 17347 - SHP Enhc to ABS-QCare Enhc 2	As a corporate strategic direction with an intent of cost reduction, consolidation of information system platforms is being carried out. As part of the overall cost management initiative, the key IT related programs are to re-platform the Z-series (mainframe) systems, re-platform the I-series (AS400) systems, and software standardization. This specific initiative drives toward the replatforming of the State Health Plans Medicaid processing (QCare) to the ABS platform	Operations Strategy	Unassigned		11/17/2014	14R4	

Ref #	TIER II Governance	IT Solutions Director / Manager	Project Intake Status	Project Approval Status	PID Type	Base PID	Project ID	BID PID	CTS Sub Category	CTS Disposition	HN Disposition	CTS AD WO Name	CTS INC WO Name	IBM BTL PCR	Project	Work Description	Strategic Impact	Compliance Legislative Category	Compliance Representative	Implementation Date	Governance Selected Release	Infrastructure Last Release
69	Business Development	David Kosterman	Active	Approved	Parent	14990	14990	14990 14990	BPaaS	Inflight - WO exists		14990-14990_HSA HRA_CR7 - sub PID 17283_v1.3,14990-14990_HSA HRA_CR8 - sub PID 17283_v2 0,14990-14990_COG _CR5_v1 2,14990-14990_HSA HRA_CR4_V 1.1,14990-14990 HSA HRA_CR2_v 1.1,14990-14990 HSA HRA_CR1_v 1 0_20131111,14990-14990_HSA_HRA_WO_v12_09102013,14990 - 14990_COG _CR3_Ver1.1	WO# 1133-HSA / HRA Account Integration; CR1-HSA / HRA Account Integration		14990 14990 HSA/HRA TPA PPO Integration	Employer groups are actively looking for HRA solutions. Health Net groups PG&E(6K lives) and the City of Sacramento(4K lives) are requesting a HRA product offering for 2012/2013. At this time, Health Net does not have a HRA product offering. Without a HRA solution, these groups could leave Health Net resulting in loss of membership and revenue. The development of HRA products will put HN in a position to retain or increase its membership and revenue and sales opportunities.	Customer Solutions	Unassigned		2/23/2015	15R1	
70	Service Delivery	Robert E Oetken Jr	Active	Approved	Single	15271	15271	15271 15271	BPaaS	Inflight - WO exists		15271-15271_COG _WO_Ver 3.0			15271 15271 - Adv. Diag. Imaging System Enhcmnts.	As per the Medicare Improvements for Patients and Providers Act (MIPPA) of 2008 and as described in MLN Article MM7861, effective January 1, 2012, suppliers that furnish the technical component of advanced diagnostic imaging (ADI) services must be accredited as a prerequisite of benefits and claims payment. Suppliers of ADI include but are not limited to: physicians, non-physician practitioners, and Independent Diagnostic Testing Facilities. continued below;	Confirmed Compliance	Compliance - Medicare	Staci Newton	9/1/2015	15R3	
71						15291	15291	15291 15291	IBM	In-Flight - No WO					15291 15291 - EOL/EOSHW	Infra						
72						15451	15451	15451 15451	IBM	In-Flight - No WO					15451 15451 - MyArchive	Infra					14R4	
73	Gov't Programs Operations	Robert E Oetken Jr	Active	Approved	Child	15475	17334	15475 17334	BPaaS	In-Flight - No WO					15475 17334 - FFS Medi-cal @ Medicare Rates P6 5 W	Section 1202 of the ACA requires payment for certain E&M and immunization codes to be paid at Medicare rates effective January 1, 2013. Such increased reimbursement will apply to those PCPs with a specialty designation of: family medicine, general internal medicine, or pediatric medicine when billing for specified CPT codes Enhancments are required on QCare in order to comply with the law. Currently, QCare does not have the ability to reimburse FFS claims using the Medicare fee schedule.	Confirmed Compliance	Unassigned		6/26/2014	14R2	
74	Gov't Programs Operations	Robert E Oetken Jr	Active	Approved	Parent	15475	15475	15475 15475	BPaaS : No Work	In-Flight - No WO	No Work : Parent PID - will be closed once children are done				15475 15475 - FFS Medi-Cal Payment at Medicare	Section 1202 of the ACA requires payment for certain E&M and immunization codes to be paid at Medicare rates effective January 1, 2013. Such increased reimbursement will apply to those PCPs with a specialty designation of: family medicine, general internal medicine, or pediatric medicine when billing for specified CPT codes Enhancments are required on QCare in order to comply with the law Currently, QCare does not have the ability to reimburse FFS claims using the Medicare fee schedule	Confirmed Compliance	Compliance - State Health Programs	Steven Tackett	8/18/2014	14R3	
75	Gov't Programs Operations	Robert E Oetken Jr	Active	Approved	Child	15475	17280	15475 17280	BPaaS	Inflight - WO exists		15475-17280_COG _CR1_Ver_1 0,15475 - 17280_COG _WO_Ver 2.0,15475 - 17280_COG _CR1_Ver_1 0	WO# 1181-FFS Medi-cal @ Medicare Rates Phase 6 Web Provider Attestation		15475 17280 - FFS Medi-cal Medicare Rates Phase V	Section 1202 of the ACA requires payment for certain E&M and immunization codes to be paid at Medicare rates effective January 1, 2013. Such increased reimbursement will apply to those PCPs with a specialty designation of: family medicine, general internal medicine, or pediatric medicine when billing for specified CPT codes. Enhancments are required on QCare in order to comply with the law. Currently, QCare does not have the ability to reimburse FFS claims using the Medicare fee schedule	Confirmed Compliance	Compliance - State Health Programs	Steven Tackett	6/9/2014	14R2	

Final

Ref #	TIER II Governance	IT Solutions Director / Manager	Project Intake Status	Project Approval Status	PID Type	Base PID	Project ID	SID PID	CTS Sub Category	CTS Disposition	HN Disposition	CTS AD WO Name	CTS INC WO Name	IBM BTI, PCR	Project	Work Description	Strategic Impact	Compliance Legislative Category	Compliance Representative	Implementation Date	Governance Selected Release	Infrastructure Last Release
78	Infrastructure	Bart Keaney	Active	Conditional Approval	Single	15510	15510	15510 15510	IBM	In-Flight - No WO				BARR WO 12-085 EOLEOS Network Hardware PID 15510 07-31-2012 pdf PCR01 BARR WO 12-085 EOLEOS PID 15510 11-19-2012 pdf PCR02 BARR WO 12-085 Network-Telecom Critical Upgrades PID 15510 04-26-2013 pdf PCR03 BARR WO 12-085 Network Telecom Critical Upgrades (PID 15510) 10222013 pdf BTI WO 12-085 Network-Telecom Critical Upgrades PID 15510 01-13-2014 pdf PCR01 12-085 Network-Telecom Critical Upgrades PID 15510 06-27-2014 pdf	15510 15510 - Network-Telecom Critical Uprades	As a result of the Infrastructure Stabilization Program, a number of network and telecom devices were discovered that are nearing End of Life (EOL) / End of Service (EOS). Uprade / replacement of these devices were not included within scope of the ISP. However, failure to upgrade these devices will have an adverse effect on HNFS DIACAP (failure to maintain ATO) and will cause significant enterprise outages should they fail.	Lights On	Unassigned		8/15/2014	14R3	8/15/2014
#REF!	Infrastructure	Bart Keaney	Active	Approved	Single	15649	15649	15649 15649	BPaaS	Inflight - WO exists			WO# 1005-2011 ISA Remediation Program; CR1-2011 ISA Remediation Program; CR2-HN ISA Remediation; CR3-HN ISA Remediation; CR4-2011 ISA Remediation Program	15649-15649_EXECUTED BTI WO EXECUTED_20121011 EXECUTED 12-142 2011 ISA REMEDIATION V2.0_02152013PCR01 - $23,976.65 WO 105 CR2 - PID 15649 ISA REMEDIATION PROGRAM v1 0_20130325	15649 15649 - 2011 ISA Remedation Program	Health Net engaged Accuvant to perform a security assessment of the organization's IT assets and network environment in Dec 2011. The objective was to assess the current information security posture within the organization's IT environment, compare the results of the assessment with industry best practices and identify vulnerabilities that could negatively impact the business. Health Net's overall risk rating was HIGH. The project is to review, address or remediate the over 42,000 findings	Confirmed Compliance	Compliance - Other Federal Legislation	Cynthia Snyder	9/30/2014	14R3	6/30/2014
#REF!						15666	15666	15666 15666	BPaaS	Inflight - WO exists		15666-15666_COG_WO_Ver1.1,15666-15666_COG_CR2_V1.1,15666-15666_COG_CR1_Ver 1.0			15666 15666 - openVMS v8 4 Upgrade	Infra					Unassigned	
#REF!	Infrastructure	Not available	Active	Approved	Single	15668	15668	15668 15668	BPaaS	Inflight - WO exists		15668-15668_COG_WO_Ver 1 0,15668_15668_COG_CR1_v1 0			15668 15668 - Informatica 9 5 upgrade	Informatica is HN¡s strategic Data integration tool for rapid development & production processing. Duals project requires V9 5 upgrade to avoid production outages on unsupported version. Existing version is beyond End-of-Support. Continued use of existing version poses high risk for Duals project. Extended support excludes development and bug fixes and adds $48K/year cost. Informatica non-prod capacity is inadequate for Duals and must be increased to remove risk to development & testing.	Lights On	Unassigned		8/29/2014	14R3	

Ref #	TIER II Governance	IT Solutions Director / Manager	Project Intake Status	Project Approval Status	PID Type	Base PID	Project ID	BID PID	CTS Sub Category	CTS Disposition	HN Disposition	CTS AO WO Name	CTS INC WO Name	IBM BTI, PCR	Project	Work Description	Strategic Impact	Compliance Legislative Category	Compliance Representative	Implementation Date	Governance Selected Release	Infrastructure Last Release
#REF!	Infrastructure	Not available	Ready for Governance	Not Approved	Single	15759	15759	15759 15759	BPaaS	In-Flight - No WO					15759 15759 - Business Resiliency for Print Fulfill	Currently, we do not have a business continuity plan for the Print Fulfillment services at our Chatsworth facility. In the event of a disaster affecting this facility, we will be at great risk because we do not have a failover process/site to resume business processes. This project will address this risk through the use of an outside Print - and - Mail recovery vendor in attempt to make this function resilient.	Lights On	Unassigned			Unassigned	
#REF!	Gov't Programs Operations	Robert E Oelken Jr	Active	Approved	Single	15788	15788	15788 15788	BPaaS	Inflight - WO exists		15788_15788_COG_WO_Ver 1.1	WO# 1076-Medicare Part D COB application and Database		15788 15788 - Medicare Part D COB Application and	Create an application and enhanced database for managing the Coordination of Benefits (COB) for Part D. The current process is manual and distributed across multiple groups. Having a single application for accessing the information and for triggering work actions will reduce the risk of errors and the overall work load of the groups. Desired state is also to include COB part D information on the member's web portal.	Confirmed Compliance	Compliance - Medicare	Kathleen Feiman	11/17/2014	15R1	
#REF!	Infrastructure	Lisa Dobbert	Active	Conditional Approval	Single	15876	15876	15876 15876	IBM	In-Flight - No WO				In Design. No WOs yet.	15876 15876 - Upgrade Velocity Server	The current Velocity system is not backed up. In the event of a failure none of the card key systems for the enterprise will work and all data will be lost.	Lights On	Unassigned		3/31/2015	15R1	9/30/2014
#REF!	Infrastructure	Bart Keaney	Active	Approved	Single	15883	15883	15883 15883	BPaaS	Inflight - WO exists		15883-15883_WO_V1.1,15883-15883_COG_CR1_Ver 1.1		BTI WO 12-154 Commercial Oracle DB Upgrades PID 15883 12-19-2013	15883 15883 - Commercial Oracle DB Upgrades	All Oracle Enterprise Databases must be upgraded to the version 11gR2 as this initiative mirrors Health Net's created Technology Plan. By upgrading to version 11gR2, it will keep the Support Level for the Database at "Premier Support" which will help save on any additional charges introduced at a "Extended Support" Level.	Lights On	Unassigned		8/15/2014	14R3	
#REF!	Infrastructure	Bart Keaney	Active	Approved	Single	15933	15933	15933 15933	IBM	In-Flight - No WO				15933_BARR WO_SOX PASSWORD_20140331 15933_PCR01 BARR WO_SOX PASSWORD_20140909	15933 15933 - SOX - Password Profile Compliance Ad	This project addresses those systems not identified for password profile remediation it the CTS Fixed Bid WO 14678, but identified as a result of additional analysis performed during WO executions. The additional systems could be subject to SOX findings (controls 1231, 1213 & 1214) in regards to password profiles and compliance with Health Net Info Sec Policy and ISEC in the SOX environment (ABS, HNCAP,HN Move, KBASE, MC400, PeopleSoft, Qcare, SAP, Symphony, Hyperion)	Lights On	Unassigned		9/30/2014	14R3	9/30/2014
#REF!	Service Delivery	Bart Keaney	Active	Approved	Child	16080	17183	16080 17183	BPaaS	Inflight - WO exists		16080-17183_COG_WO_Ver 1.0	WO# 1176-WCOE D2C Payment Vendor WO_1207_16080 17183_Payment_Vendor_Web_Changes_V1.2.doc		16080 17183 - D2C Payment Vendor	PROBLEM: Customer Care expects an 80% call rate for IFP Members due to ACA, resulting in ~$1.8 million in calls between Jan and Mar, 2014	Performance Improvements	Unassigned		9/25/2014	14R3	
#REF!	Business Development	Bart Keaney	Active	Approved	Child	16080	17332	16080 17332	BPaaS	Inflight - WO exists			WO# 1213-WCOE Welcome Center		16080 17332 - Welcome Center work-stream	As a result of the Affordable Care Act, States are developing Health Exchanges to offer health insurance to small business and individual members. SBG and IFP markets on & off the exchange will be "radically" disrupted. Insurance carriers are applying with their states to participate in the exchanges as Qualifed Health Plans (QHP's). Health Net is applying to the CA, OR, and AZ state exchanges in order to retain SBG/IFP membership and solicit new business.	Customer Solutions	Unassigned		11/20/2014	14R4	
#REF!	Business Development	David Kosterman	Active	Approved	Parent	16080	16080	16080 16080	BPaaS	Inflight - WO exists		16080-16080-ACA_hCentive_COG_WO_Ver 1.0			16080 16080 - ACA Provisions Implementation	As a result of the Affordable Care Act, States are developing Health Exchanges to offer health insurance to small business and individual members. SBG and IFP markets on & off the exchange will be "radically" disrupted. Insurance carriers are applying with their states to participate in the exchanges as Qualifed Health Plans (QHP's). Health Net is applying to the CA, OR, and AZ state exchanges in order to retain SBG/IFP membership and solicit new business.	Customer Solutions	Unassigned		2/23/2015	15R1	
#REF!	Business Development	David Kosterman	Active	Approved	Child	16080	17284	16080 17284	BPaaS	Inflight - WO exists		16080-17284_COG_WO_Ver 1.2,16080-17284_COG_WO_V1.2,16080-17284_COG_CR2_Ver 1.0,16080-17284_COG_CR1_Ver 1.0			16080 17284 - ACA Program Nov Release	As a result of the Affordable Care Act, States are developing Health Exchanges to offer health insurance to small business and individual members. SBG and IFP markets on & off the exchange will be "radically" disrupted.	Customer Solutions	Unassigned		11/17/2014	14R4	

Final

Ref #	TIER II Governance	IT Solutions Director / Manager	Project Intake Status	Project Approval Status	PID Type	Base PID	Project ID	BIO PID	CTS Sub Category	CTS Disposition	HN Disposition	CTS AO WO Name	CTS INC WO Name	IBM STL PCR	Project	Work Description	Strategic Impact	Compliance Legislative Category	Compliance Representative	Implementation Date	Governance Selected Release	Infrastructure Last Release
#REF!	Business Development	David Kosterman	Active	Approved	Child	16080	17306	16080 17306	BPaaS	Inflight - WO exists		16080-17306_COG_WO_Ver 1 3,16080-17306_COG_CR3_Ver 1 3,16080_17306_COG_CR2_v1.1,16080_17306_COG_CR1_v1.1			16080 17306 - ACA Program-September Release	As a result of the Affordable Care Act, States are developing Health Exchanges to offer health insurance to small business and individual members. SBG and IFP markets on & off the exchange will be "radically" disrupted. Insurance carriers are applying with their states to participate in the exchanges as Qualified Health Plans (QHP's). Health Net is applying to the CA, OR, and AZ state exchanges in order to retain SBG/IFP membership and solicit new business	Customer Solutions	Unassigned		9/22/2014	14R3	
#REF!	Health Care Delivery	David Kosterman	Active	Approved	Child	16080	17334	16080 17334	BPaaS	In-Flight - No WO					16080 17344 - ACA Program 15R1 Feb Release	As a result of the Affordable Care Act, States are developing Health Exchanges to offer health insurance to small business and individual members. SBG and IFP markets on & off the exchange will be "radically" disrupted. Insurance carriers are applying with their states to participate in the exchanges as Qualified Health Plans (QHP's). Health Net is applying to the CA, OR, and AZ state exchanges in order to retain SBG/IFP membership and solicit new business.	Customer Solutions	Unassigned		2/23/2015	15R1	
#REF!	Business Development	David Kosterman	Active	Approved	Child	16080	17351	16080 17351	BPaaS	Inflight - WO exists		16080-17351_COG_WO_V1 0			16080 17351 - ACA 2015 Open Enrollment	As a result of the Affordable Care Act, States are developing Health Exchanges to offer health insurance to small business and individual members. SBG and IFP markets on & off the exchange will be "radically" disrupted. Insurance carriers are applying with their states to participate in the exchanges as Qualified Health Plans (QHP's). Health Net is applying to the CA, OR, and AZ state exchanges in order to retain SBG/IFP membership and solicit new business.	Customer Solutions	Unassigned		11/17/2014	14R4	
#REF!	Service Delivery	Robert E Oetken Jr	Active	Approved	Single	16157	16157	16157 16157	BPaaS	Inflight - WO exists		16157_16157_COG_WO_Ver 1.3			16157 16157 - Automation of Custom PPG Cap Payment	PNM has launched an initiative for recontracting starting in 2013 and on a go forward basis to reduce ESRD-Dialyis cost for Medicare. An updated DOFR has been developed to contractually support this. PNM has been provided a strategy document and talking points to begin discussions with PPGs. Strategy is to have PPGs to agree to a global rate of 55% to take on professional and facility plus drugs risk for ESRD-dialysis members. Currently the system is not capable of calculating and producing automated cap payments to support the structure for CA and AZ regions.The manual work around would require member tracking for three years from their original effective date and significant number of weekly hours of maintenance, reconciliation and auditing. Potential impact to 51 participating PPGs and would not be sustainable as a manual workaround. Maximum savings for this particular initiative are $3.8M in 2013, $15 2M in 2014 and $17M in 2015.	Lights On	Unassigned		8/18/2014	14R3	
#REF!	Infrastructure	Bart Keaney	Active	Conditional Approval	Parent	16176	16176	16176 16176	IBM	In-Flight - No WO				3 sub PIDs completed and closed 2 sub PIDs on hold pending cancelation	16176 16176 - Migrate Flex Server Jobs and Decom F	Servers PSA-PRDAPP0 and PSA-TSTAPP0 are located at the Chatsworth Print Facility, and host several PSA/OCOE applications including FlexServer. Servers has following key issues. These systems have been running short of disk space, which is impacting Production operations. The existing storage array supporting the two PSA servers in Chatsworth is a SCSI-attached Sun StorEdge 3310. This array cannot support further expansion for the following reasons The array cannot be expanded beyond the existing capacity of 24 x 72GB drives Oracle no longer supports this array with effect from June 2011 The data cannot be encrypted The two Sun Enterprise 450 servers are approaching 14 years old, and Oracle will be terminating support for these servers with effect from December 2012. The Flexserver application needs to be hosted on a server in close proximity to the printers in Chatsworth, which prevents the systems from being relocated out of the Chatsworth Print Facility to Woodland Hills or Boulder. The version of Flexserver running on the PSA systems is only supported on Solaris 8, and therefore an upgrade is not possible	Lights On	Unassigned			14R4	
#REF!	Gov't Programs Operations	Robert E Oetken Jr	Active	Approved	Parent	16230	16230	16230 16230	BPaaS	Inflight - WO exists		16230-16230_COG_WO_Ver 1 0,16230-16230_COG_CR3_Ver 1 0,16230-16230_COG_CR2_Ver 1 1,16230-16230_COG_CR1_Ver 1.0	WO# 1883-AZ Medicaid Implementation JAD. CR1-HN Inc AZ Medicaid		16230 16230 - Arizona Medicaid! Implementation (AH	Health Net is bidding on a proposal to deliver Medicaid healthcare services within two Arizona Geographic Service Areas (GSA) - Pima and Maricopa. Contract award is anticipated on or before March 28, 2013 with implementation / start date of 10/1/2013. A sucessful AHCCCS bid allows HN to continue to offer coverage to Duals in CY 2014	Government Programs	Unassigned		11/17/2014	14R4	
#REF!	Gov't Programs Operations	Robert E Oetken Jr	Active	Approved	Child	16230	17229	16230 17229	BPaaS	Inflight - WO exists		16230-17229_COG_WO_Ver 1.1			16230 17229 - AZ Medicaid 14R3	Health Net is bidding on a proposal to deliver Medicaid healthcare services within two Arizona Geographic Service Areas (GSA) - Pima and Maricopa. Contract award is anticipated on or before March 28, 2013 with implementation / start date of 10/1/2013. A sucessful AHCCCS bid allows HN to continue to offer coverage to Duals in CY 2014	Government Programs	Unassigned		8/18/2014	14R3	
#REF!	Gov't Programs Operations	Robert E Oetken Jr	Active	Approved	Child	16230	17320	16230 17320	BPaaS	Inflight - WO exists		16230-17320_COG_WO_Ver_1.1			16230 17320 - AZ Medicaid HP Patch	Health Net is bidding on a proposal to deliver Medicaid healthcare services within two Arizona Geographic Service Areas (GSA) - Pima and Maricopa. Contract award is anticipated on or before March 28, 2013 with implementation / start date of 10/1/2013. A sucessful AHCCCS bid allows HN to continue to offer coverage to Duals in CY 2014	Government Programs	Unassigned		9/22/2014	14R3	

Ref #	TIER II Governance	IT Solutions Director / Manager	Project Intake Status	Project Approval Status	PID Type	Base PID	Project ID	SID PID	CTS Sub Category	CTS Disposition	HN Disposition	CTS AO WO Name	CTS INC WO Name	IBM STI, PCR	Project	Work Description	Strategic Impact	Compliance Legislative Category	Compliance Representative	Implementation Date	Governance Selected Release	Infrastructure Last Release
#REF!	Gov't Programs Operations	Robert E Oetken Jr	Active	Approved	Single	16230	17337	16230 17337	SPaaS	Inflight - WO exists		16230-17337_COG_WO_Ver_1 0			16230 17337 - AZ Medicaid TOC Dis/En Report	Health Net is bidding on a proposal to deliver Medicaid healthcare services within two Arizona Geographic Service Areas (GSA) - Pima and Maricopa. Contract award is anticipated on or before March 28, 2013 with implementation / start date of 10/1/2013. A sucessful AHCCCS bid allows HN to continue to offer coverage to Duals in CY 2014.	Government Programs	Unassigned		9/22/2014	14R3	
#REF!	Gov't Programs Operations	Robert E Oetken Jr	Active	Approved	Child	16230	17321	16230 17321	SPaaS	Inflight - WO exists		16230-17321_COG_WO_Ver_1. 1			16230 17321 - AZ Medicaid TOC DEF File	Health Net is bidding on a proposal to deliver Medicaid healthcare services within two Arizona Geographic Service Areas (GSA) - Pima and Maricopa. Contract award is anticipated on or before March 28, 2013 with implementation / start date of 10/1/2013. A sucessful AHCCCS bid allows HN to continue to offer coverage to Duals in CY 2014.	Government Programs	Unassigned		11/17/2014	14R4	
#REF!	Gov't Programs Operations	Robert E Oetken Jr	Active	Approved	Child	16230	17322	16230 17322	SPaaS	Inflight - WO exists		16230-17322_COG_WO_Ver_2. 0			16230 17322 - AZ Medicaid PCP Site ID – Mass Provi	Health Net is bidding on a proposal to deliver Medicaid healthcare services within two Arizona Geographic Service Areas (GSA) - Pima and Maricopa. Contract award is anticipated on or before March 28, 2013 with	Government Programs	Unassigned		11/17/2014	14R4	
#REF!	Gov't Programs Operations	Robert E Oetken Jr	Active	Approved	Child	16230	17323	16230 17323	SPaaS	Inflight - WO exists		16230-17323_COG_WO_Ver 1.1			16230 17323 - AZ Medicaid ASC Pricing Changes	Health Net is bidding on a proposal to deliver Medicaid healthcare services within two Arizona Geographic Service Areas (GSA) - Pima and Maricopa. Contract award is anticipated on or before March 28, 2013 with implementation / start date of 10/1/2013. A sucessful AHCCCS bid allows HN to continue to offer coverage to Duals in CY 2014	Government Programs	Unassigned		11/17/2014	14R4	
#REF!	Unassigned	Robert E Oetken Jr	Active	Approved	Child	16230	17324	16230 17324	SPaaS	Inflight - WO exists		16230-17324_COG_WO_Ver 1.0			16230 17324 - AZ Medicaid Accumulator Date Logic	Health Net is bidding on a proposal to deliver Medicaid healthcare services within two Arizona Geographic Service Areas (GSA) - Pima and Maricopa. Contract award is anticipated on or before March 28, 2013 with implementation / start date of 10/1/2013. A sucessful AHCCCS bid allows HN to continue to offer coverage to Duals in CY 2014	Government Programs	Unassigned		11/17/2014	14R4	
#REF!	Infrastructure	Not available	Ready for Governance	Not Approved	Single	16258	16258	16258 16258	IBM	In-Flight - No WO					16258 16258 - Install Tripwire Enterprise on Remai	Health Net currently has Tripwire installed on all Federal UNIX servers. This project is to identify the remaining corporate servers and install Tripwire on those corporate servers that do not currently have Tripwire installed on them.	Lights On	Unassigned			Unassigned	
#REF!	PPMO	David Kosterman	Active	Approved	Child	16300	17301	16300 17301	SPaaS	In-Flight - No WO					16300 17301 - MR Replatform CR7 CSI 14R3 Implement	iSeries Retirement Program will have all applications executing on the iSeries platform migrated to allow the platform to be retired in Q2 2014. Applications are segregated on the platform. Applications are further segregated into production and non-production logical partitions (LPARs) The decommission of each LPAR results in a saving	Lights On	Unassigned			14R3	
#REF!	Infrastructure	David Kosterman	Active	Approved	Child	16300	17134	16300 17134	SPaaS	Inflight - WO exists		16300 17134_COG_WO_Ver 1.1		BARR WO 13-075 I-Series Encryption PID 17134 07 22-2013 BTI WO 13-075 I-Series Encryption PID 17134 12 17-2013	16300 17134 - I-Series Encryption	The purpose of this project is to encrypt all Health Net (non-OS) data on the iSeries platform. Having unencrypted hard disk drives poses a risk to Health Net should those assets become lost or stolen. Note that restrictions exist (can only encrypt User ASP pools, not system ASP pools), so we cannot encrypt all data. Plus we cannot upgrade (and therefore cannot encrypt) the SPIRIT LPAR.	Lights On	Unassigned		9/30/2014	14R3	9/30/2014
#REF!	PPMO	David Kosterman	Active	Approved	Child	16300	17228	16300 17228	SPaaS	Inflight - WO exists		16300-17228_COG_WO_Ver 1.0			16300 17228 - MC400 Coverage Code Process Replatfo	iSeries Retirement Program will have all applications executing on the iSeries platform migrated to allow the platform to be retired in Q2 2014. Applications are segregated on the platform. Applications are further segregated into production and non-production logical partitions (LPARs). The decommission of each LPAR results in a saving.	Lights On	Unassigned		11/17/2014	14R4	
#REF!						16370	16370	16370 16370	SPaaS	Inflight - WO exists			WO# 1193-Phoenix Server Migration		16370 16370 - Phoenix Server Migration	Infra						
#REF!	Infrastructure	Bart Kearney	Active	Approved	Single	16381	16381	16381 16381	IBM	In-Flight - No WO				BTI WO 13-040 DNS Infrastructure v3 PID 16381 12-20-2013	16381 16381 - DNS Infrastructure Updates	Several high-profile network outages in 2012 can be linked to DNS issues Health Net must add geographical diversity to its DNS/DHCP infrastructure. It must also standardize remaining approved DNS servers on supported INFOBLOX appliances. This is both a CTO requirement and best practice and the recommended solution to production service outages	Lights On	Unassigned		9/30/2014	14R3	9/30/2014
51						16404	16404	16404 16404	SPaaS	Inflight - WO exists		16404-16404_COG_WO_Ver 5 0,16404-16404_COG_CR2_Ver_2 0,16404-16404_COG_CR1_Ver_2 0			16404 16404 - Modifications to eHealth Interface with IST	ok						

Ref #	TIER II Governance	IT Solutions Director / Manager	Project Intake Status	Project Approval Status	PID Type	Base PID	Project ID	BID PID	CTS Sub Category	CTS Disposition	HN Disposition	CTS AD WO Name	CTS INC WO Name	IBM BTL PCR	Project	Work Description	Strategic Impact	Compliance Legislative Category	Compliance Representative	Implementation Date	Governance Selected Release	Infrastructure Last Release
52	Infrastructure	Bart Keeney	Active	Approved	Single	18436	18436	18436 18436	IBM	In-Flight - No WO				18436_BARR WO 10gE SOLUTION_ 201305508 18436_BTI WO 10gE SOLUTIONv 2_20140115 18436_PCR0 2 WO 10gE SOLUTION_ 20140512 18436_PCR0 1 WO 10gE SOLUTION_ 20140211	18436 18436 - VMS 10gE solution	Upgrade the network and the TSM servers	Lights On	Unassigned		7/29/2014	14R3	7/29/2014
53	EPCO	Robert E Oetken Jr	Active	Approved	Child	18452	17317	18452 17317	BPaaS	In-Flight - No WO					18452 17317 - Medicare Monthly EOB Phase III	CMS is requiring for the first time that Medicare Advantage Plans implement Part C Explanation of Benefits (EOBs) which are notices of claim determination. Currently, Medicare Advantage Plans administering Part C are not ¿required¿ to issue EOBs and therefore have been optionally issuing EOBs, on a proprietary format, and not necessarily on all claim determinations (for example, HN only issues when there is patient responsibility). Plans (and in concert with their PPGs [in CA] and vendors) are required to implement new EOBs no later than 10/1/13.	Confirmed Compliance	Unassigned		2/23/2015	15R1	
54	EPCO	Robert E Oetken Jr	Active	Approved	Parent	18452	18452	18452 18452	BPaaS - No Work	In-Flight - No WO	No Work : Parent PID - will be closed once children are done				18452 18452 - Part C EOB Generation	CMS is requiring for the first time that Medicare Advantage Plans implement Part C Explanation of Benefits (EOBs) which are notices of claim determination. Currently, Medicare Advantage Plans administering Part C are not ¿required¿ to issue EOBs and therefore have been optionally issuing EOBs, on a proprietary format, and not necessarily on all claim determinations (for example, HN only issues when there is patient responsibility). Plans (and in concert with their PPGs [in CA] and vendors) are required to implement new EOBs no later than 10/1/13.	Confirmed Compliance	Compliance - Medicare	Approved by EPCO	2/23/2015	15R1	
55	EPCO	Robert E Oetken Jr	Active	Approved	Child	18452	17340	18452 17340	BPaaS	In-Flight - No WO					18452 17340 - Monthly EOB P4 New Template	CMS is requiring for the first time that Medicare Advantage Plans implement Part C Explanation of Benefits (EOBs) which are notices of claim determination. Currently, Medicare Advantage Plans administering Part C are not ¿required¿ to issue EOBs and therefore have been optionally issuing EOBs, on a proprietary format, and not necessarily on all claim determinations (for example, HN only issues when there is patient responsibility). Plans (and in concert with their PPGs [in CA] and vendors) are required to implement new EOBs no later than 10/1/13.	Confirmed Compliance	Unassigned	Approved by EPCO	11/17/2014	14R4	
56	EPCO	Robert E Oetken Jr	Active	Approved	Child	18452	17338	18452 17338	BPaaS	Inflight - WO exists		18452-17338_COG_WO_Ver1.3,18452-17338_COG_CR1_V1.0			18452 17338 - Monthly EOB P2.5 Pharmacy Data	CMS is requiring for the first time that Medicare Advantage Plans implement Part C Explanation of Benefits (EOBs) which are notices of claim determination Currently, Medicare Advantage Plans administering Part C are not ¿required¿ to issue EOBs and therefore have been optionally issuing EOBs, on a proprietary format, and not necessarily on all claim determinations (for example, HN only issues when there is patient responsibility). Plans (and in concert with their PPGs [in CA] and vendors) are required to implement new EOBs no later than 10/1/13.	Confirmed Compliance	Unassigned	Approved by EPCO	8/22/2014	14R3	
57						18475	18475	18475 18475	BPaaS	Inflight - WO exists		18475 HP QC 11 Upgrade_COG_WO_Ver 1.0			18475 18475 - HP ALM 11x Upgrade	Infra					Unassigned	
58	Service Delivery	Not available	Active	Approved	Child	18555	18280	18555 18280	BPaaS	Inflight - WO exists		18555-18280-COG_WO Ver 1.0			18555 18280 - Prov Mod - APA Phase I	Current system producing Provider directories has reached capacity as a result of the AZ migration, and unable to meet demands for memory additions. IT considers this system a business risk to the 2013 Open Enrollment season. Project will enable geo-directories, essential to offsetting project costs and producing a positive ROI for this Business Case	Customer Solutions	Unassigned		11/17/2014	14R4	
59	PPMO	David Kosterman	Active	Approved	Child	18555	17181	18555 17181	BPaaS	Inflight - WO exists		18555-17181_COG_WO_v1.1,18555-17181_COG_CR1_Ver_1.0,18555_17181_COG_CR3_Ver 1.1,18555_17181_COG_CR2_Ver 1.1	WO# 1188-HN WCOE Encounter Corrections Phase 3; CR1-HN WCOE Encounter Corrections Phase 3		18555 17181 - Encounters Modernization Phase III	The program will enable modernization of the ABS platform through automation of business processes and upgrades of technology	Customer Solutions	Unassigned		8/18/2014	14R3	

Ref #	TIER II Governance	IT Solutions Director / Manager	Project Intake Status	Project Approval Status	PID Type	Base PID	Project ID	BID PID	CTS Sub Category	CTS Disposition	HN Disposition	CTS AO WO Name	CTS INC WO Name	IBM STL PCR	Project	Work Description	Strategic Impact	Compliance Legislative Category	Compliance Representative	Implementation Date	Governance Selected Release	Infrastructure Last Release
60	PPMO	Robert E Oetken Jr	Active	Approved	Child	16555	17290	16555 17290	BPaaS	Inflight - WO exists		16555-17290_COG_WO_Ver1.2,16555-17290_COG_CR1_Ver 1.1			16555 17290 - Encounter Mod Phase IV - Void Adjust	The program will enable modernization of the ABS platform through automation of business processes and upgrades of technology.	Customer Solutions	Unassigned		11/17/2014	14R4	
61	PPMO	Robert E Oetken Jr	Active	Approved	Child	16555	17294	16555 17294	BPaaS	Inflight - WO exists		16555-17294_COG_WO_Ver 1.3			16555 17294 - Enc Modernization PH V-a CSR-3R	The program will enable modernization of the ABS platform through automation of business processes and upgrades of technology.	Customer Solutions	Unassigned		11/17/2014	14R4	
62	PPMO	Bart Keaney	Active	Approved	Child	16555	17271	16555 17271	BPaaS	Inflight - WO exists		16555-17271_COG_WO_v1.3,16555-17271_COG_CR1_Ver_1.0			16555 17271 - Return Service Line Details on ERA	The program will enable modernization of the ABS platform through automation of business processes and upgrades of technology.	Customer Solutions	Unassigned		9/22/2014	14R3	
63	Service Delivery	Bart Keaney	Active	Approved	Child	16555	18544	16555 18544	BPaaS	Inflight - WO exists		16555-18544_COG_WO_Ver 1.4,16555-18544_COG_CR2_Ver_1.0,16555_18544_COG_CR1_Ver 1.0			16555 18544 - Return service line payment for COB	The ERA's generated out of ABS for COB claims do not provide the service line adjustment and payment amounts. The COB adjustment is at the claim level and we do not provide the payment detail for each service line so that the provider can tell which service lines were paid by HN and how to apply the payment to each individual line	Confirmed Compliance	Compliance - HIPAA: 5010	Bruce Anderson	9/22/2014	14R3	
64	Service Delivery	David Kosterman	Active	Approved	Child	16555	16427	16555 16427	BPaaS	Inflight - WO exists		16555-16427_COG_WO_Ver 1.0			16555 16427 - ABS Advance Claims - Check & Remit	Since the AZ migration from Mc400 to ABS, AZ Providers are complaining about the inability to consolidate payments and remittance advice at the TIN level while still identifying the rendering provider for groups. Providers that were accustomed to receiving 1-2 checks per week are now receiving dozens of payments and remits separately which is causing them additional work to post the payments.	Customer Solutions	Unassigned		10/20/2015	15R3	
65	PPMO	David Kosterman	Active	Approved	Parent	16555	16555	16555 16555	BPaaS	Inflight - WO exists		16555-16555_COG_WO_Ver 1.0			16555 16555 - ABS Advance	The program will enable modernization of the ABS platform through automation of business processes and upgrades of technology.	Customer Solutions	Unassigned		5/18/2015	15R2	
66	PPMO	David Kosterman	Active	Approved	Child	16555	17107	16555 17107	BPaaS	Inflight - WO exists		16555-17107_COG_WO_Ver_1.2,16555-17107_COG_CR2_Ver1.0,16555-17107_COG_CR1_Ver1.2	WO# 1184-Accumulator Rewrite Program - Pre Elaboration		16555 17107 - Accumulator Modernization Phase I	The program will enable modernization of the ABS platform through automation of business processes and upgrades of technology.	Customer Solutions	Unassigned		11/17/2014	14R4	
67	PPMO	Bart Keaney	Active	Approved	Child	16555	17248	16555 17248	BPaaS	Inflight - WO exists			WO# 1184-Accumulator Rewrite Program - Pre Elaboration		16555 17248 - Accumulator Modernization Phase II	The program will enable modernization of the ABS platform through automation of business processes and upgrades of technology.	Customer Solutions	Unassigned		5/18/2015	15R2	
68	Business Development	David Kosterman	Active	Approved	Parent	16641	16641	16641 16641	BPaaS	Inflight - WO exists		16641-16641_COG_WO_Ver_1.2	WO# 1878-For CalPERS 2014 Implementation		16641 16641 - CalPERS Implementation	CalPERS awared Health Net 6 specific geographies using our tailored network solution - Salud and SmartCare. This includes Kern, Los Angeles, Orange, Riverside, San Bernardino, and San Diego counties. This also includes Medicare Advantage/COB in the same 6 counties. The purpose of this brief is to implement all of the system related changes to meet the CalPERS requirements.	Customer Solutions	Unassigned		8/18/2014	14R3	
69	Business Development	David Kosterman	Active	Approved	Child	16641	17293	16641 17293	BPaaS	Inflight - WO exists		16641-17293_COG_WO_Ver 1.4,16641-17293_COG_CR1_v1.2			16641 17293 - CalPERS Implementation Ph. 12	CalPERS awared Health Net 6 specific geographies using our tailored network solution - Salud and SmartCare. This includes Kern, Los Angeles, Orange, Riverside, San Bernardino, and San Diego counties. This also includes Medicare Advantage/COB in the same 6 counties. The purpose of this brief is to implement all of the system related changes to meet the CalPERS requirements.	Customer Solutions	Unassigned		11/17/2014	14R4	

Ref #	TIER 3 Governance	IT Solutions Director / Manager	Project Intake Status	Project Approval Status	PID Type	Base PID	Project ID	BID PID	CTS Sub Category	CTS Disposition	HN Disposition	CTS AO WO Name	CTS INC WO Name	IBM BTI, PCR	Project	Work Description	Strategic Impact	Compliance Legislative Category	Compliance Representative	Implementation Date	Governance Selected Release	Infrastructure Last Release
70	Infrastructure	Bart Keaney	Active	Approved	Single	16673	16673	16673 16673	IBM	In-Flight - No WO				BTI WO 98-023 Upgrade VMware vSphere to v5.5 PID 16673 01-23-2014 PCR01 98-023 Upgrade VMware vSphere to v5.1 Project PID 16673 05-05-2014 PCR02 98-023 Upgrade VMware vSphere to v5.1 Project PID 16673 05-15-2014	16673 16673 - Upgrade VMware vSphere to v5 1	This is a currency project. The software is currently 2 release versions behind the current release version and needs to be upgraded to v5.1 in order to be compliant with the Health Net Technology plan The End of Availability for vSphere ESX 4 x is August 15, 2013. After this date, the software licenses will no longer be available for purchase	Lights On	Unassigned		9/30/2014	14R3	9/30/2014
71	Infrastructure	Bart Keaney	Active	Approved	Single	16682	16682	16682 16682	IBM	In-Flight - No WO				16682_BARR WO UPGRADE CITRIX ENVIRONMENT TO 2008_20131025 BTI WO 13-084 UPGRADE CITRIX ENVIRONMENT TO 2008 (PID 16682) 9-10-2014 - pending	16682 16682 Upgrade Citrix Environment	CITRIX Xenapp for Windows Server 2003 is at End of Life as of 3/31/2013. We are currently on Extended support through 12/31/13. End of Extended Support is July 14th, 2015 After that, the vendor will not support the product at any price. The proposed solution to maintain vendor support on a sustained basis is to upgrade the CITRIX Xenapp environment OS to Windows 2008.	Lights On	Unassigned		11/19/2014	14R4	9/30/2014
72						16735	16735	16735 16735	IBM	In-Flight - No WO					16735 16735 - Spectrum	Infra						
73	Service Delivery	David Kosterman	Active	Approved	Parent	16741	16741	16741 16741	BPaaS	Inflight - WO exists		16741-16741_COG_WO_Ver_1.2,16741-16741_COG_CR4_Ver_1.1,16741-16741_COG_CR3_Ver 1 1,16741-16741_COG_CR2_Ver_1.0,16741-16741_COG_CR1_Ver 1.2,16741 16741_COG_CR5_Ver 1.1			16741 16741 - DRG Weight for ERA	The current ERA's that are generated out of QCare and ABS are not HIPAA compliant. The transaction standard requires that the DRG and DRG weight be returned in the ERA when the DRG is used to adjudicate the claim. With the APR_DRG project going into QCare in July, the DRG weight will not be present in the ERA since its not stored in the system. ABS is currently not compliant either with either the DRG or DRG weight when applicable (Medicare/Medicaid).	Confirmed Compliance	Compliance - HIPAA 5010	Approved by EPCO	2/17/2014	14R4	
74	Service Delivery	David Kosterman	Active	Approved	Child	16741	17250	16741 17250	BPaaS	Inflight - WO exists		16741-17250_COG_WO_Ver 1.2, 16741_17250_COG_CR1_V1.1			16741 17250 - DRG Weights for ERA PII - MS DRG in	The current ERA's that are generated out of QCare and ABS are not HIPAA compliant. The transaction standard requires that the DRG and DRG weight be returned in the ERA when the DRG is used to adjudicate the claim. With the APR_DRG project going into QCare in July, the DRG weight will not be present in the ERA since its not stored in the system. ABS is currently not compliant either with either the DRG or DRG weight when applicable (Medicare/Medicaid).	Confirmed Compliance	Compliance - HIPAA: 5010	Approved by EPCO	11/17/2014	14R4	
75	Infrastructure	Bart Keaney	Active	Approved	Single	16773	16773	16773 16773	Non-BPaaS	Inflight - WO exists			WO# 1194-ServiceNow Implementation	BTI WO 13-142 ServiceNow Implementation PID 16773 03-03-2014	16773 16773 - ServiceNow Implementation	Health Net is using Remedy v6 for incident, problem, and change mangement. This version is heavily customized and is at "end of life" support. The service request management (SRM) system implemented in May 2009 was built on the latest Remedy v7 infrastructure but is not currently integrated with Remedy v6. Addition issues: ¿ Upgrades are complex, costly and time consuming ¿ SRM and ISR (Service Request Systems) are not user friendly ¿ Hardware end of life. Additional cost to upgrade ¿ Security patching challenges	Performance Improvements	Unassigned		6/16/2014	14R3	6/16/2014
76						16816	16816	16816 16816	IBM	In-Flight - No WO					16816 16816 - Civerex and Argusology Terms	Infra					Unassigned	

Ref #	TIER II Governance	IT Solutions Director / Manager	Project Intake Status	Project Approval Status	PID Type	Base PID	Project ID	SIO PID	CTS Sub Category	CTS Disposition	HN Disposition	CTS AO WO Name	CTS INC WO Name	IBM BTI, PCR	Project	Work Description	Strategic Impact	Compliance Legislative Category	Compliance Representative	Implementation Date	Governance Selected Release	Infrastructure Last Release
77	Infrastructure	Bart Keaney	Active	Approved	Single	16929	16929	16929 16929	IBM	In-Flight - No WO				Completed	16929 16929 - (Currency) Upgrade Sysgem to SEM v3.	Sysgem is used for account creation/maintenance and security auditing on OpenVMS IBM have previously discussed upgrading Sysgem and implementing HA to provide a more robust environment. The current version (2.1) is at EOL and is currently unsupported. An upgrade to version 3.x is required to bring this up to currency requirments and ensure continued vendor support. Note: this is the resubmission of PID 14777, previously cancelled with an intent to resubmit at a later date due to an overload of projects at the time.	Lights On	Unassigned		6/30/2014	14R2	5/20/2014
78	Gov't Programs Operations	Bart Keaney	Active	Conditional Approval	Single	16955	16955	16955 16955	BPaaS	Inflight - WO exists		16955-16955_COG_WO_Ver1.2			16955 16955 - Payment Option Tranfer	Currently in ABS, the enrollment team processes group to group transfers using the screen MMGRPXFR, the member's payment option transfers over automatically. However there are is main limitations to this, which will be discussed below. The impact of these limitations directly affect members on Automatic Bank Draft (ABD) or SSA Withold.When a member on ABD goes through a group to group transfer, their ABD option is cancelled in their old group and reprocessed in the new group. Depending on what time of the month this happens, the resulting factor is the members account gets drafted twice, which customers complain about. For member on SSA Withold that go through a group to group, their SSA Withold can get cancelled Once that happens CMS will not back-pay any outstanding premiums once payments for the month has been sent out	Lights On	Unassigned		11/17/2014	14R4	
79	Infrastructure	Bart Keaney	Active	Approved	Single	16977	16977	16977 16977	BPaaS	Inflight - WO exists		16977-16977_COG_WO_Ver 1.0		BTI WO 13-135 2014 DR Exercise PID 16977 03-10-2014	16977 16977 - 2014 Disaster Recovery Exercise	The annual Disaster Recovery test simulates recovery of Health Net¿s data processing facility, (Bouder, CO), which is the resident location of Health Net¿s business critical systems and applications. A physical loss of this facility, and the inability to recover business critical systems and applications within the stipulated time frame, would seriously impair Health Net¿s business operations. Health Net is required to conduct the exercise to remain compliant with Govt and contractual obligations. 2014 DR Exercise is scheduled to commence on 6/17/2014.	Lights On	Unassigned		10/31/2014	14R4	
80						16990	16990	16990 16990	IBM	In-Flight - No WO				BTI WO 96-015 TR Currency BLD-SQLCL10-11 Refresh PID 16990 10-28-2013 pdf	16990 16990 - TR Unity BLD-SQLCL10/11 Refresh	Infra					Unassigned	
#REF!	Unassigned	Catherine Raneri	Active	Approved	Child	18043	17336	18043 17336	BPaaS	Inflight - WO exists			WO# 1264-PureCare EPO		18043 17336 - PureCare EPO- Web.	As a result of Health Net entering the California Exchange and filing with the DMHC, the regulator has said that Health Net must offer Bronze and Catastrophic benefits on the off exchange which Health Net did not file for. In order to minimize the financial risk and not compete with its Exchange products the business has decided to develop a DMHC limited PPO network product. Failure to develop Bronze tiered benefits could potentially jeopardize the future of SBG business in California.	Confirmed Compliance	Unassigned	Approved by EPCO	10/23/2014	14R4	
#REF!	Business Development	Catherine Raneri	Active	Approved	Child	18043	17288	18043 17288	BPaaS	Inflight - WO exists		18043-17288_COG_WO_Ver 1.5,18043-17288_COG_CR1_Ver 1.1			18043 17288 - PureCare EPO - Claims	As a result of Health Net entering the California Exchange and filing with the DMHC, the regulator has said that Health Net must offer Bronze and Catastrophic benefits on the off exchange which Health Net did not file for. In	Confirmed Compliance	Unassigned	Approved by EPCO	11/17/2014	14R4	
#REF!	Business Development	Catherine Raneri	Active	Approved	Child	18043	17307	18043 17307	BPaaS	Inflight - WO exists		18043-17307_COG_WO_Ver1.5			18043 17307 - PureCare EPO - Provider Directories	As a result of Health Net entering the California Exchange and filing with the DMHC, the regulator has said that Health Net must offer Bronze and Catastrophic benefits on the off exchange which Health Net did not file for. In order to minimize the financial risk and not compete with its Exchange products the business has decided to develop a DMHC limited PPO network product. Failure to develop Bronze tiered benefits could potentially jeopardize the future of SBG business in California.	Confirmed Compliance	Compliance - Affordable Care Act (ACA)		6/18/2014	14R3	
#REF!	Business Development	Catherine Raneri	Active	Approved	Parent	18043	18043	18043 18043	BPaaS	Inflight - WO exists		18043-18043_COG_WO_Ver 1.3			18043 18043 - PureCare EPO	As a result of Health Net entering the California Exchange and filing with the DMHC, the regulator has said that Health Net must offer Bronze and Catastrophic benefits on the off exchange which Health Net did not file for. In order to minimize the financial risk and not compete with its Exchange products the business has decided to develop a DMHC limited PPO network product Failure to develop Bronze tiered benefits could potentially jeopardize the future of SBG business in California	Confirmed Compliance	Unassigned	Approved by EPCO	11/17/2014	14R4	
#REF!	Business Development	Catherine Raneri	Active	Approved	Child	18043	17287	18043 17287	BPaaS	Inflight - WO exists		18043-17287_COG_WO_Ver 1.6,18043-17287_COG_CR1_Ver 1.1			18043 17287 - PureCare EPO - Membership	Health Net entering the California Exchange and filing with the DMHC, the regulator has said that Health Net must offer Bronze and Catastrophic benefits on the off exchange which Health Net did not file for In order to minimize the financial risk and not compete with its Exchange products the business has decided to develop a DMHC limited PPO network product. Failure to develop Bronze tiered benefits could potentially jeopardize the future of SBG business in California.	Confirmed Compliance	Unassigned	Approved by EPCO	10/20/2014	14R4	

Ref #	TIER II Governance	IT Solutions Director / Manager	Project Intake Status	Project Approval Status	PID Type	Base PID	Project ID	BID PID	CTS Sub Category	CTS Disposition	HN Disposition	CTS AO WO Name	CTS INC WO Name	IBM BTI, PCR	Project	Work Description	St ategic Impact	Compliance Legislative Category	Compliance Representative	Implementation Date	Governance Selected Release	Infrastructure Last Release
#REF!						18044	18044	18044 18044	IBM	In-Flight - No WO				BTI WO 13-124 Migrate and Decom WH-IVRSW01 v2 PID 18044 02-11-2014 pdf PCR01 13-124 Migrate and Decom WH-IVRSW01 (PID 18044) pdf	18044 18044 - TR IVR - WH-IVRSW01	Infra					Unassigned	
#REF!	Gov't Programs Operations	Robert E Oetken Jr	Active	Approved	Child	18076	17328	18076 17328	BPaaS	Inflight - WO exists		18076-17328_COG_WO_Ver_1.0,18076-17328_COG_CR1_Ver_1.0			18076 17328 - Medi-Cal Expansion 133s Phase 6	Government Requirement?	Lights On	Unassigned		10/20/2014	14R4	
#REF!	Gov't Programs Operations	Robert E Oetken Jr	Active	Approved	Parent	18076	18076	18076 18076	BPaaS	Inflight - WO exists		18076-18076_COG_WO_Ver_1.1,18076-18076_COG_CR3_Ver_1.0,18076-18076_COG_CR2_Ver_1.0,18076-18076_COG_CR1_Ver_1.0,18076-18076_COG_CR5_Ver_1.0,18076-18076_COG_CR4_Ver_1.1			18076 18076 - Medi-Cal Expansion	Government Requirement?	Lights On	Unassigned		8/18/2014	14R3	
#REF!	Gov't Specialty Services	Robert E Oetken Jr	Active	Approved	Child	18076	17308	18076 17308	BPaaS	Inflight - WO exists		18076-17308_COG_WO_Ver_1.1,18076-17308_COG_CR1_Ver_1.0			18076 17308 - Medi-cal 133's Phase V	Government Requirement	Lights On	Unassigned		8/22/2014	14R3	
#REF!	Gov't Programs Operations	Robert E Oetken Jr	Active	Approved	Single	18078	18078	18078 18078	BPaaS	Inflight - WO exists		18078-18078_COG_WO_Ver 1.4			18078 18078 - Medicare Encounter Data Exception Ha	As of January 3, 2012, all MA Organizations are required to electronically submit all Medicare medical encounters/claims with subtypes for professional, institutional, and dental varieties to CMS in the ANSI 837 5010 EDI X12 file format. Resubmitting corrected encounters will satisfy the Medicare Risk Adjustment reporting requirement in Section 42 of the Federal Code of Regulations and will ensure appropriate Risk Adjustment reimbursement from CMS.	Confirmed Compliance	Compliance - Medicare	Approved by EPCO	8/22/2014	14R3	
#REF!	Infrastructure	Cynthia T Nguyen	Active	Approved	Single	18119	18119	18119 18119	IBM	In-Flight - No WO				BTI WO 13-152 International Drive Relocation v2 PID 18119 06-26-2014 WO 13-152 PCR01 v2 International Drive Relocation PCR02 13-152 International Drive Relocation (PID 18119) 09-11-2014	18119 18119 - International Dr -HNPS Facility Move	The project will be to move associates from 10834 International Drive Suite 200 to the proposed new location 2868 Prospect Park Rancho Cordova CA	Lights On	Unassigned		8/29/2014	14R3	8/29/2014

Final

Ref #	TIER II Governance	IT Solutions Director / Manager	Project Intake Status	Project Approval Status	PID Type	Base PID	Project ID	BID PID	CTS Sub Category	CTS Disposition	HN Disposition	CTS AO WO Name	CTS INC WO Name	IBM BTI, PCR	Project	Work Description	Strategic Impact	Compliance Legislative Category	Compliance Representative	Implementation Date	Governance Selected Release	Infrastructure Last Release
#REF!	EPCO	David Kosterman	Active	Approved	Child	18240	17318	18240 17318	Non-SPaaS	In-Flight - No WO					18240 17318 - HN.com (web) OR HMO Name Change	In accordance with ORS 750.005(5), (8) and 750.025(2), a requirement exists to remove all reference to HMO from Oregon documentation and system references and replace them with EPO. The project objective in accordance with the regulation referenced above is to rename any 'HMO' product name references for OR Commercial products to 'EPO' for any external facing systems output and revise any internal table descriptors. The effective regulatory date for this rename was 09/01/12. Specific RMCs are impacted; provider network codes, Patient Physician Co-operative's, and system logic that drives the administration of the RMCs will not change. Systems that display 'HMO' as the product name will be replaced with 'EPO'. Affected systems requiring programming are ID Cards, Provider Search, directories, Internal and External Schedule of Benefits, Sales Web Portal(Connecture), SLU Rating Portfolio tool, SALSA, ESA, EOC cover sheets, Claims EOBs, Benefit Config, Membership, Data warehouse, Unity, PPC, Capitation, and Provider Database Mgt. Whenever possible, long and short table product descriptions should be changed. Internal SBG long/short product table descriptions may be revised to reflect 'EPO' to help the internal business areas with the administration transition to the new product name. Group renewals and member ID card requests will generate ID cards with 'EPO' displayed. Membership bills, claims EOBs, Web descriptors, and any other member/employer/provider facing materials will display the 'EPO' product name. Internal facing descriptors will display the 'EPO' product name.	Confirmed Compliance	Unassigned	Approved by EPCO	11/20/2014	14R4	
#REF!	EPCO	David Kosterman	Active	Approved	Parent	18240	18240	18240 18240	Non-SPaaS	Inflight - WO exists		18240-18240_COG_WO_V10.0	WO# 1183-WCOE OR HMO to EPO Name Change		18240 18240 - OR HMO Name Change Project	In accordance with ORS 750.005(5), (8) and 750.025(2), a requirement exists to remove all reference to HMO from Oregon documentation and system references and replace them with EPO. The project objective in accordance with the regulation referenced above is to rename any 'HMO' product name references for OR Commercial products to 'EPO' for any external facing systems output and revise any internal table descriptors. The effective regulatory date for this rename was 09/01/12. Specific RMCs are impacted; provider network codes, Patient Physician Co-operative's, and system logic that drives the administration of the RMCs will not change. Systems that display 'HMO' as the product name will be replaced with 'EPO'. Affected systems requiring programming are ID Cards, Provider Search, directories, Internal and External Schedule of Benefits, Sales Web Portal(Connecture), SLU Rating Portfolio tool, SALSA, ESA, EOC cover sheets, Claims EOBs, Benefit Config, Membership, Data warehouse, Unity, PPC, Capitation, and Provider Database Mgt. Whenever possible, long and short table product descriptions should be changed. Internal SBG long/short product table descriptions may be revised to reflect 'EPO' to help the internal business areas with the administration transition to the new product name. Group renewals and member ID card requests will generate ID cards with 'EPO' displayed. Membership bills, claims EOBs, Web descriptors, and any other member/employer/provider facing materials will display the 'EPO' product name. Internal facing descriptors will display the 'EPO' product name	Confirmed Compliance	Compliance - State Legislation	Approved by EPCO	11/17/2014	14R4	
#REF!						18294	18294	18294 18294	IBM	In-Flight - No WO					18294 18294 - (Currency) Upgrade zOS to v1.13	Infra						
#REF!	Infrastructure	Bart Keaney	Active	Approved	Single	18304	18304	18304 18304	IBM	In-Flight - No WO				BTI WO 96-025 Riverbed Steelhead Network Appliance Upgrade v4 PID 18304 06-19-2014	18304 18304 - Riverbed Steelhead Network Appliance	Several network optimizing appliances will be reaching EOL in 2014, the soonest occurring on 2/6/14. These devices are used to streamline network traffic to obtain optimal network response. These appliances need to be replaced with new devices in order to maintain optimal network response and ensure ongoing manufacturer support.	Lights On	Unassigned		7/16/2014	14R3	7/16/2014
#REF!	Infrastructure	Not available	Intake in Progress	Approved	Single	18350	18350	18350 18350	IBM	In-Flight - No WO				Project Not Approved still in Requested Status	18350 18350 - Retire FireFox browser application	Internet Explorer v8 (IE8) is the approved standard browser for the HN environment. There are approximately 800 users of the browser FireFox and as their workstations get refreshed, IE8 is installed as the only browser. This prompts the users to open Remedy tickets to get the FireFox browser installed. FireFox has a temporary A-Risc in force allowing it's use as there were reported problems using IE8 with the Alere system, however subsequent testing with end users concluded that although IE8 has some minor character limitations within some fields within the Alere system (in which Alere is addressing), IE8 can be effectively utilized to interface with the Alere system. Since FireFox has known security vulnerabilities that cannot be mitigated, the proposed solution is to provide training / documentation to the users so they can migrate to IE8, discontinue use of FireFox, and remove it from the Health Net environment.	Lights On	Unassigned			Unassigned	

Ref #	TIER II Governance	IT Solutions Director / Manager	Project Intake Status	Project Approval Status	PID Type	Base PID	Project ID	BID PID	CTS Sub Category	CTS Disposition	HN Disposition	CTS AD WO Name	CTS INC WO Name	IBM BTI, PCR	Project	Work Description	Strategic Impact	Compliance Legislative Category	Compliance Representative	Implementation Date	Governance Selected Release	Infrastructure Last Release
#REF!	Infrastructure	Bart Keaney	Active	Approved	Single	18352	18352	18352 18352	IBM	In-Flight - No WO				BARR WO 13-172 Upgrade RightFax to 10.6 Project PID 18352 06-09-2014 BTI WO 13-172 Upgrade RightFax to 10.6 (PID 18352) 09-8-2014 pdf - sent back for revision 18352 - 18352_BARR_Assmt_20140603_V2.0 - do not have WO yet endorsed but not approved	18352 18352 - Upgrade RightFax Application to v10.	RightFax v9.4 will be EOL (End of Life) as of 7/1/14 and will no longer be supported by the manufacturer from that day on. The RightFax system has also been experiencing issues surrounding fax document storage within Lotus Notes databases and it is recommended that fax document storage be moved away from Lotus Notes in order to alleviate performance issues when locating and retrieving fax documents.The proposed solution to maintain ongoing manufacturer support and implement an alternative document storage solution is to upgrade the RightFax application to v10.6 released on 11/11/13 which has a built in archive functionality called "RightFax Vault" that will enable us to migrate fax document storage off of the Lotus Notes databases.	Lights On	Unassigned			14R4	8/15/2014
#REF!	Service Delivery	David Kosterman	Active	Approved	Single	18395	18395	18395 18395	BPaaS	In-Flight - No WO					18395 18395 - Vaden EOB backer	EPO plans should be regulated by the CDI, however recently we discover that not only are tier benefits being paid at the DMHC required interest rates of 15% but the members EOB's are also going out with the DMHC backer. Mean while claims processed at tier 2 are generating the CDI EOB backers when sent to the members and only paying 10% interest.	Confirmed Compliance	Compliance - State Legislation	Approved by EPCO	11/17/2014	14R4	
#REF!	Infrastructure	Bart Keaney	Active	Approved	Single	18461	18461	18461 18461	IBM	In-Flight - No WO				BTI WO 14-034 MailGate Refresh and Secure Messenger Refresh PID 18461 8-12-2014 pdf	18461 18461 - MailGate Refresh & Secure Messenger	This project is to replace existing MailGate appliances in the test environment and the Secure Messenger devices. These devices are all coming end-of-life in June 2014 The vendor will not support the devices once they reach end-of-life. This project also includes Axway Professional Services to configure and modify customized changes by Health Net	Lights On	Unassigned		8/18/2014	14R3	
#REF!	Legal/OE/QA	David Kosterman	Active	Approved	Child	18482	17350	18482 17350	Non-BPaaS	Inflight - WO exists		18482-17350_COG_WO_Ver_1.0			18482 17350 - HCM SAP Finance	Key objectives of this project is to: Consolidate HR, Benefits, Time Reporting, and Talent Management solutions to an integrated SAAS solution in the cloud; Migrate off the PeopleSoft mainframe platform and eliminate the need for costly software and hardware upgrades every 3-5 years; and Reduce operating costs and position OE and Payroll to operate from a modern/integrated set of systems and services from 3rd party partners. Key benefits of this project include: Fully integrated systems will improve manager and associate experience and will enable better decisions without requiring backroom support from OE and calls to the ASC; Best practice processes and improved functionality will eliminate repetitive data entry, improve workflows, provide dashboard analytics to the desktop, provide tools to enable performance/compensation calibrations and succession planning, and more; Mobile capabilities for all associates (time reporting, approvals, self service, reporting, dashboards); More predictable IT cost structure for OE and Time Reporting functionality because all application and infrastructure upgrades are included in the subscription fees, are regularly scheduled, and don't require internal IT resources. There's no infrastructure footprint to maintain and keep current. Payroll will utilize an on-premise SAP solution which will improve integrations with Finance. Application and infrastructure upgrades will be included with SAP ERP Finance on a go-forward basis	Operations Strategy	Unassigned		12/15/2014	14R4	
#REF!	Finance/Corporate	David Kosterman	Active	Approved	Child	18482	17240	18482 17240	Non-BPaaS	Inflight - WO exists			WO# 1195-HCM- HR; CR1-HN HCM-HR		18482 17240 - HCM - HR	Key objectives of this project is to: Consolidate HR, Benefits, Time Reporting, and Talent Management solutions to an integrated SAAS solution in the cloud; Migrate off the PeopleSoft mainframe platform and eliminate the need for costly software and hardware upgrades every 3-5 years; and Reduce operating costs and position OE and Payroll to operate from a modern/integrated set of systems and services from 3rd party partners. Key benefits of this project include: Fully integrated systems will improve manager and associate experience and will enable better decisions without requiring backroom support from OE and calls to the ASC; Best practice processes and improved functionality will eliminate repetitive data entry, improve workflows, provide dashboard analytics to the desktop, provide tools to enable performance/compensation calibrations and succession planning, and more; Mobile capabilities for all associates (time reporting, approvals, self service, reporting, dashboards); More predictable IT cost structure for OE and Time Reporting functionality because all application and infrastructure upgrades are included in the subscription fees, are regularly scheduled, and don't require internal IT resources. There's no infrastructure footprint to maintain and keep current.	Operations Strategy	Unassigned		11/17/2014	14R4	

Final

Ref #	TIER II Governance	IT Solutions Director / Manager	Project Intake Status	Project Approval Status	PID Type	Base PID	Project ID	BtO PID	CTS Sub Category	CTS Disposition	HN Disposition	CTS AO WO Name	CTS INC WO Name	IBM BTI, PCR	Project	Work Description	Strategic Impact	Compliance Legislative Category	Compliance Representative	Implementation Date	Governance Selected Release	Infrastructure Last Release
#REF!	Legal/OE/QA	David Kosterman	Active	Approved	Child	18462	17238	18462 17238	Non-BPaaS	Inflight - WO exists			WO# 1286-HCM Success Factors Implementation ADOIS Re-platform		18462 17238 - HCM - ADOIS	Key objectives of this project is to: Consolidate HR, Benefits, Time Reporting, and Talent Management solutions to an integrated SAAS solution in the cloud; Migrate off the PeopleSoft mainframe platform and eliminate the need for costly software and hardware upgrades every 3-5 years; and Reduce operating costs and position OE and Payroll to operate from a modern/integrated set of systems and services from 3rd party partners.	Operations Strategy	Unassigned		11/17/2014	14R4	
#REF!	Legal/OE/QA	David Kosterman	Active	Approved	Child	18462	17237	18462 17237	Non-BPaaS	Inflight - WO exists		18462-17237_COG_WO_Ver 1.0 ,18462-17237_COG_CR2_V1.1,18462-17237_COG_CR1_Ver_1.2,18462 17237_COG_CR3_V1.0			18462 17237 - HCM - Payroll/ Finance	Key objectives of this project is to: Consolidate HR, Benefits, Time Reporting, and Talent Management solutions to an integrated SAAS solution in the cloud; Migrate off the PeopleSoft mainframe platform and eliminate the need for costly software and hardware upgrades every 3-5 years; and Reduce operating costs and position OE and Payroll to operate from a modern/integrated set of systems and services from 3rd party partners	Operations Strategy	Unassigned		11/17/2014	14R4	
#REF!	Gov't Programs Operations	Robert E Oetken Jr	Active	Approved	Single	18470	18470	18470 18470	BPaaS	Inflight - WO exists		18470-18470_COG_WO_Ver 1.3,18470-18470_COG_CR1_Ver_1.0			18470 18470 - Human Arc Data Extract	Human Arc is a vendor that enhances revenue by working with HN members to reclassify them from their current AID code to a higher one. The impact to HN is significant - once it is up and running, HN could realize as much as $4 million in additional annual revenue on our existing membership net of any payments to Human Arc	Government Programs	Unassigned		11/17/2014	14R4	
#REF!	Gov't Specialty Services	Lisa Dobbert	Active	Approved	Single	18479	18479	18479 18479	Non-BPaaS	In-Flight - No WO					18479 18479 - STARS system upgrade	The 2013.1 release for STARSSentinel and STARSInformant includes enhancements required to achieve ICD-10 compliance.As part of the goal for ICD10 compliance for STARS and STARS/Sentinel, a version upgrade to the application is required	Confirmed Compliance	Compliance - HIPAA: ICD10	Sandra Dorsett	2/23/2015	15R1	
#REF!						18498	18498	18498 18498	IBM	In-Flight - No WO					18498 18498 - Upgrade DME TPM 101 / TRM 91	Infra						
#REF!	Health Care Delivery	Joseph Cook	Active	Approved	Single	18549	18549	18549 18549	BPaaS	Inflight - WO exists		18549 - 18549_COG_WO_Ver 1.0			18549 18549 - AZ Outpatient Facility Claims to iHe	The intent of this project is to achieve savings on AZ outpatient facility claims through an automated program that detects and subsequently corrects or denies aberrant coding. To accomplish this, it will be necessary to make ABS programming and configuration changes in order to start sending outpatient facility claims to iHealth and accept them back into ABS to apply iHealth recommendations. This is an existing process for CA and OR and needs to be applied for AZ claims from being extracted from HN ABS system to IHT and back for both daily and history files.	Operations Strategy	Unassigned		8/22/2014	14R3	
#REF!	Gov't Specialty Services	Lisa Dobbert	Active	Approved	Single	18570	18570	18570 18570	BPaaS	In-Flight - No WO					18570 18570 - Impact Pro Stand-Alone 7.1 Reimpleme	Impact Pro v7.1 will include ICD-10 compliance and readiness with the Health Insurance Portability and Accountability Act (HIPAA) to include final rule mandating all covered entities (health care providers, health plans and health care clearing houses) comply with new code set regulations, ICD-10, by October 2014.	Confirmed Compliance	Unassigned		2/23/2015	15R1	
#REF!	Infrastructure	Bart Keaney	Active	Approved	Single	18614	18614	18614 18614	IBM	In-Flight - No WO				BTI WO has not been completed	18614 18614 - HP Exstream Command Center Upgrade (	HP Exstream Command Center v1.1 is currently being used by the OCoE to manage and execute document generation jobs. The current installed version is currently encountering increasing instances of extreme job slowness and job failure. The proposed solution as recommended by the product manufacturer, HP, is to upgrade the application to v2.3	Lights On	Unassigned		9/26/2014	14R3	9/19/2014
#REF!	Infrastructure	Bart Keaney	Active	Approved	Single	18643	18643	18643 18643	IBM	In-Flight - No WO				BTI WO 14-031 AVPN v3 (PID 18643) 08-28-2014.pdf - pending endorsement and processing.	18643 18643 - AVPN	Health Net WAN connectivity is heavily dependent on the MPLS IP Frame Relay (IPFR) service, which AT&T announced is sunsetting, and schedule to terminate on 4/30/2016	Lights On	Unassigned		12/31/2015	15R4	12/31/2014
#REF!	Infrastructure	Bart Keaney	Active	Approved	Single	18644	18644	18644 18644	IBM	In-Flight - No WO				BTI WO requested 8/28/14, expected 9/10/14	18644 18644 - Recovery Manager for AD	Health Net experienced 2 major outages (April 8th & Nov 20th) in 2013 due to accidental deletion of accounts in AD affecting thousands of associates and contractors in Corporate and Federal Services	Lights On	Unassigned		11/24/2014	14R4	
#REF!	Service Delivery	David Kosterman	Active	Approved	Child	18651	17331	18651 17331	BPaaS	Inflight - WO exists			WO# 1292-AON Hewitt Electronic File Processing		18651 17331 - Aon Hewitt Electronic Enrollment Fil	Aon Hewitt presents a new opportunity to receive Seniority Plus applications via an electronic file. A new process must be developed to receive and process the file, capture and store new required fields within the file, and produce outbound weekly reports to be FTP'd to Aon Hewitt.	Customer Solutions	Unassigned		9/25/2014	14R3	
#REF!	Service Delivery	David Kosterman	Active	Approved	Parent	18651	18651	18651 18651	BPaaS	Inflight - WO exists		18651-18651_COG_WO_Ver 1.2,18651-18651_COG_CR1_Ver 1.0			18651 18651 - Aon Hewitt Electronic File Processin	Aon Hewitt presents a new opportunity to receive Seniority Plus applications via an electronic file. A new process must be developed to receive and process the file, capture and store new required fields within the file, and produce outbound weekly reports to be FTP'd to Aon Hewitt.	Customer Solutions	Unassigned		9/25/2014	14R3	
#REF!						18661	18661	18661 18661	IBM	In-Flight - No WO					18661 18661 - Huntington Beach Phone and Network Port Expansion	Infra					Unassigned	

Final

Ref #	TIER II Governance	IT Solutions Director / Manager	Project Intake Status	Project Approval Status	PID Type	Base PID	Project ID	BID PID	CTS Sub Category	CTS Disposition	HN Disposition	CTS AD WO Name	CTS INC WO Name	IBM BTL PCR	Project	Work Description	Strategic Impact	Compliance Legislative Category	Compliance Representative	Implementation Date	Governance Selected Release	Infrastructure Last Release
#REF!	Infrastructure	Bart Keaney	Active	Approved	Single	18668	18668	18668 18668	IBM	In-Flight - No WO				BTI WO 14-035 BDNA Software Implementati on PID 18668 05-05-2014	18668 18668 - BDNA Software Implementation!	This software is critical to the Currency program as it will enable HN to obtain a complete and accurate catalogue of all software and hardware within our environments as well as all currency values and manufacturer support statuses (including EOS and EOL dates) that is crucial to identifying, prioritizing, forecasting, and scheduling hardware and software upgrades. If the hard due date is missed, we will be unable to obtain an accurate forecast for high priority upgrades required for 2014 which will inhibit the Currency team from mitigating the risk of unsupported/obsolete hardware and software still in use within our environment.	Lights On	Unassigned		8/22/2014	14R3	8/13/2014
#REF!	Infrastructure	Bart Keaney	Active	Approved	Single	18683	18683	18683 18683	BPaaS	Inflight - WO exists		PID 18683 HP Quick Test Professional upgrade_WO _Ver1.0		Completed	18683 18683 - HP QTP to HP Unified Functional Test	The installed version of HP Quick Test Professional (v11.0) will reach end of mainstream manufacturer support on 9/30/14 and will subsequently be out of compliance with HN Currency standards and will require extended support to be aquired.The proposed solution is to upgrade the application to HP Unified Functional Testing v12.x	Lights On	Unassigned		8/18/2014	14R3	
#REF!	Infrastructure	Bart Keaney	Active	Approved	Single	18742	18742	18742 18742	IBM	In-Flight - No WO				Project complete as of 9/1	18742 18742 - Upgrade MySQL to version 5.6 -Curren	We are currently running Oracle MySQL 5.1.7.3 in the STG environments and Oracle MySQL 5.1.4.6 in the PRD environments of which both are very old and are sitting in the Sustaining Support tier. With that Sustaining Support tier we basically get access to Oracle online support tools, upgrade rights, only pre-existing fixes and assistance from technical support experts that generally will inform us to upgrade to the most current level when an issue pops up The CTO's recommended solution is to upgrade all MySQL databases to version 5.6	Lights On	Unassigned		8/29/2014	14R3	9/29/2014
#REF!	Finance/Corporate	Cynthia T Nguyen	Active	Approved	Single	18766	18766	18766 18766	BPaaS	Inflight - WO exists		18766-18766_COG _WO_Ver_1.5			18766 18766 - OCOE Enhancements – CAP of Dupe Chec	Multiple issues involving OCOE surfaced in Dec 2013 and Jan 2014 Duplicate Checks print Address Discrepancy due to MR Backlog Inaccurate status of jobs on OCOE portal Duplicate Check issue led to E&Y Audit. Audit recommendation to put additional controls in place Compliance and Finance wants to see the CAPs implemented asap to close open gaps and avoid recurrence of these issues Multiple issues involving OCOE surfaced in Dec 2013 and Jan 2014 Duplicate Checks print Address Discrepancy due to MR Backlog Inaccurate status of jobs on OCOE portal Duplicate Check issue led to E&Y Audit. Audit recommendation to put additional controls in place Compliance and Finance wants to see the CAPs implemented asap to close open gaps and avoid recurrence of these issues	Confirmed Compliance	Unassigned	Approved by EPCO	11/17/2014	14R4	
#REF!	Infrastructure	Bart Keaney	Active	Approved	Single	18773	18773	18773 18773	IBM	In-Flight - No WO					18773 18773 - Web Application Firewall (WAF)	Today, the out of band WAF architecture allows some traffic to occasionally bypass the security controls implemented by the WAF. We have not had any known incidents as a result of this architecture, but it is likely only a matter of time until we do. Such an incident could be minor, although there is also the potential for a PHI data breach. This project will greatly reduce that risk.	Performance improvements	Unassigned		8/18/2014	14R3	
#REF!	Infrastructure	Bart Keaney	Active	Approved	Single	18774	18774	18774 18774	IBM	In-Flight - No WO					18774 18774 - Firewall / ACL Hardening	The Infrastructure Security Domain of the Cyber Security Framework includes a Network / Application Firewall capability. InfoSec identified a high potential negative impact to the business and a high potential for loss of PHI related to Network / Application Firewalls. Current Access Control Lists do not adequately shape traffic within Health Net and are not providing the level of granular security required to protect sensitive information from unauthorized access. Also, there is an ISA finding related to network egress filtering controls.	Performance improvements	Unassigned		11/17/2014	14R4	
#REF!	Infrastructure	Bart Keaney	Active	Approved	Single	18775	18775	18775 18775	IBM	In-Flight - No WO					18775 18775 - Secure Coding Validation Tool	The Secure Development Lifecycle Domain of the Cyber Security Framework includes a Secure Coding Guidelines capability. InfoSec identified this capability as having a critical gap between our current capability and desired capability. InfoSec also identified a high potential for loss of PHI related to application development efforts not adhering to Secure Coding Guidelines as outlined in the Corporate Information Security Policy section 8.	Performance improvements	Unassigned		9/22/2014	14R3	
#REF!	Infrastructure	Bart Keaney	Active	Approved	Single	18776	18776	18776 18776	IBM	In-Flight - No WO				Initiation Phase, No Work Order	18776 18776 - Enterprise NAC	The Infrastructure Security Domain of the Cyber Security Framework includes a Network Access Control (NAC) capability. InfoSec identified a critical gap between our current maturity level and our desired maturity level for this capability. Currently, Health Net runs the risk of unauthorized systems being physically connected to Health Net's internal network infrastructure. This poses a higher risk of unauthorized access to sensitive data.	Performance improvements	Unassigned		9/30/2015	15R3	9/30/2015
#REF!	Infrastructure	Bart Keaney	Active	Approved	Single	18825	18825	18825 18825	Non-BPaaS	Inflight - WO exists		18825-18825_COG _WO_Ver_1.1		BTI WO 14-051 RHEL and BOXI Upgrade PID 18825 06-29-2014	18825 18825 - Linux RHEL Upgrade to RHEL 6 & BO SP	The current installed version of the Linux operating system (OS) RHEL v4 is out of Currency compliance. EOL was reached on 3/31/2008. In addition, the Business Objects application is hosted on servers running the RHEL 4 OS. The current version of Business Objects (BOXI 3.1 SP4) contains known issues that are addressed in BOXI 3.1 SP6, however SP6 is incompatible with RHEL v4. The proposed solution is to upgrade all servers with the RHEL v4 OS installed to RHEL v6 to bring the OS back into Currency compliance and then upgrade the Business Objects application to BOXI 3.1 SP6 in order to resolve the known issues with BOXI 3.1 SP4..	Lights On	Unassigned		11/17/2014	14R4	11/17/2014
#REF!	Infrastructure	Bart Keaney	Active	Approved	Single	18827	18827	18827 18827	IBM	In-Flight - No WO				N/A - no WO as of yet	18827 18827 - Send AS400, VMS & z-OS Syslogs to th	This project is to identify a product for IBM to use to export security data in a standard Syslog format from identified SOX VMS and z/OS systems to the Security Incident Event Management (SIEM) system. The SIEM system is now monitored and managed by the McAfee Security Operations Center (SOC)	Performance improvements	Unassigned		12/18/2014	14R4	

Final

Ref #	TIER II Governance	IT Solutions Director / Manager	Project Intake Status	Project Approval Status	PID Type	Base PID	Project ID	SID PID	CTS Sub Category	CTS Disposition	HN Disposition	CTS AO WO Name	CTS INC WO Name	IBM BTI, PCR	Project	Work Description	Strategic Impact	Compliance Legislative Category	Compliance Representative	Implementation Date	Governance Selected Release	Infrastructure Last Release
#REF!	Infrastructure	Bart Keaney	Active	Approved	Single	18828	18828	18828 18828	IBM	In-Flight - No WO				N/A - no WO as of yet	18828 18828 - IBM Security Access Manager for Ente	The Identity & Access Management Domain of the Cyber Security Framework includes capabilities for Privileged User Management and Access Reporting / Audit. The Information Security team performed an assessment and found these capabilities to have critical gaps between our current maturity level and our desired maturity level for these capabilities. InfoSec also identified a high impact to the business, compliance requirements and a high risk of loss of PHI associated with these capabilities.This poses a higher risk of unauthorized access to sensitive data.	Performance Improvements	Unassigned			TBD	
#REF!	Infrastructure	Bart Keaney	Active	Approved	Single	18829	18829	18829 18829	IBM	In-Flight - No WO					18829 18829 - Secure File Tranfer	The Infrastructure Security Domain of the Cyber Security Framework includes capabilities for Transmission Encryption. The Information Security team performed and assessment and found this capability to have compliance requirements and a high risk of loss of PHI associated with the capability. Health Net is currently using select non-secure file transfer protocols to move files internally, and externally to approved vendors. Non-secure protocols enable users to exchange files unencrypted and send username and passwords in clear text.	Performance Improvements	Unassigned		11/17/2014	14R4	
#REF!	Service Delivery	Bart Keaney	Active	Approved	Single	18866	18866	18866 18866	BPaaS	In-Flight - No WO					18866 18866 - ABS Zip Code_County & Address Model	Background: There have been several issues identified with the way address and zip code information is currently stored and processed in ABS. As a result of different projects that have been implemented in the last couple of years, there is now an urgent need to address these issues as this is resulting in non-Compliance and potential privacy breaches. ABS currently has a system limitation that only allows one zip code to be tied to one county. There are multiple scenarios where one zip code is tied to more than one county, otherwise known as cross-over zips. In ABS, we believe the county with the highest member population is determined to be the defaulted county tied to the one zip code. The issues with this system limitation is there are members loaded in ABS whose address of record does not reflect the "true" county of residence and therefore can cause multiple issues: There are two projects being submitted to correct the above stated issue. This project brief is to support ABS changes that will have no downstream impact. 1. Result in erroneous enrollment, erroneous denial of enrollment or disenrollment. There have been 2-3 CMS Write-Ups in the last 2 years that ties to cross-over zip/county issues 2. . Post Enrollment Kit and ANOC mappings are based on a member's Group and Residential County. Having the wrong county in ABS could result in erroneous benefit information sent to the member. 3. Incorrect or missing Bill of Material (BOM) mapping for both ANOC's & PEK's result in member records being dumped into the Error Work Basket in the Kit Information Management system (KIM). These errors then require manual research by multiple teams to correct the problem and possibly re-trigger the PEK or ANOC. This currently causes delays and results in not meeting CMS turn-around guidelines. 4. Sending incorrect PEK adds additional costs (i.e materials, postage, fulfillment costs, etc) 5. Increases Call Center volumes. 6. Results in additional group set-ups specific to cross-over group. Implementing the ability to allow a zip code to have multiple counties will eliminate approximately 120 groups. 7. Results in the Enrollment Eligibility team contacting the BAS (Business Analyst Support) team to request a zip code be temporarily opened to add a "cross-over" county to allow the enrollment representative to add the member to a specific group. The issue with this process, is if an Eligibility representative touches the member's record in the future, the system will automatically change the county back to the original defaulted county for that zip code. In addition, there are several different ABS/Pre-Enrollment address enhancements we are asking to be tied to this project as this will ensure there are no mailing issues in	Confirmed Compliance	Compliance - Medicare	Approved by EPCO	5/18/2015	15R2	
#REF!						18867	18867	18867 18867	IBM	In-Flight - No WO					18867 18867 - Modesto Crows Landing Move	Infra					14R3	
#REF!	Infrastructure	Bart Keaney	Active	Approved	Single	18904	18904	18904 18904	BPaaS	Inflight - WO exists		18904-18904_COG_WO_Ver 1.3			18904 18904 - Protect all web services from un-aut	Today all the internal facing web services are not protected from an un-authorized access. If an individual knows the WS URL and how to construct a request they can access the WS and get access to all the data it provides. Each of the internal facing WS need to protected from un-authorized access. External facing WS are protected by SAML and RSA key exchange but once the partner is inside the network and aware of other internal WS they can access them. Partners should be restricted to accessing only services they are authorized.	Lights On	Unassigned			Unassigned	
#REF!	Service Delivery	Bart Keaney	Intake in Progress	Approved	Parent	18913	18913	18913 18913	BPaaS	In-Flight - No WO	Should be rolled into a New Parent				18913 18913 - Service Maturity - Controls	As requested by Bart K - related to Infogix	Lights On	Unassigned			Unassigned	
#REF!	Gov't Programs Operations	Robert E Oetken Jr	Active	Approved	Single	18937	18937	18937 18937	BPaaS	In-Flight - No WO				Pending BTI WO 8/8 IBM/AT&T made additional changes to the TSD	18937 18937 - CA MediConnect PPC HELP Call Center	As Public Programs Call Center's current infrastrucutre and staffing is not a scalable model, yet it is expected to take on a significant increase nearly double in expected call volum over the next two years as the Cal MediConnect and Coordinated Care Initiative Programs kick off in April 2014. If the Public Programs Call Center's 800 number is not converted into a standard call center functional model with the ability to manage workflow, hold times, tracking and reporting; Health Net is at risk for non-complinace, financial shortfall, and sub par customer service. Project Effort approved by Solution Board on 05/22/2014 - Confirm w/ Jeff Holmes	Confirmed Compliance	Unassigned	Approved by EPCO	8/18/2014	14R3	

Final

Ref #	TIER II Governance	IT Solutions Director / Manager	Project Intake Status	Project Approval Status	PID Type	Base PID	Project ID	BID PID	CTS Sub Category	CTS Disposition	HN Disposition	CTS AO WO Name	CTS INC WO Name	IBM STL PCR	Project	Work Description	Strategic Impact	Compliance Legislative Category	Compliance Representative	Implementation Date	Governance Selected Release	Infrastructure Last Release
#REF!	Infrastructure	Lisa Wolf	Active	Approved	Single	18977	18977	18977 18977	IBM	In-Flight - No WO				This is a place holder PID for work done outside the project process, no PM or Alfresco folder. Infor on STI provided by Karen Correa	18977 18977 - RFS 09-040-BO and Informatica Augmen	Placeholder created for IBM Time Reporting only	Lights On	Unassigned			15R4	
#REF!	Strategic Program	Bart Keaney	Active	Approved	Single	18978	18978	18978 18978	BPaaS	Inflight - WO exists			WO# 1197-AMES AEP Readiness		18978 18978 - AMES Compliance Bundle	The AMES tool requires 5 enhancements to remain compliant for 2015 AEP The MEs process is not an efficient means of coordinating or accomplishing the work in a timely manner	Confirmed Compliance	Unassigned		8/25/2014	14R3	
#REF!	Gov't Programs Operations	Robert E Oetken Jr	Active	Approved	Single	18986	18986	18986 18986	BPaaS	Inflight - WO exists		18986-18986_COO_WO_Ver_1 1			18986 18986 - AHCCCS APR-DRG Supporting Efforts	Current AHCCCS hospital inpatient reimbursement is based off a tiered per diem methodology and fee schedule as required by Arizona law Effective October 1, 2014, AHCCCS will transition from the tiered per diem inpatient reimbursement system to an APR-DRG payment system, enhancing quality of member care and promoting efficient delivery of services AHCCCS selected 3M's All Patient Refined (APR) DRG model with AZ state specific add-ons and adjustments.	Confirmed Compliance	Compliance - Medicare	Approved by EPCO	10/20/2014	14R3	
#REF!	Infrastructure	Bart Keaney	Active	Approved	Single	18987	18987	18987 18987	IBM	In-Flight - No WO				N/A - no WO as of yet	18987 18987 - RRS Application Re-hosting	RRS is the Retrospective Review System used by COM to review DRG and other claims The HNFS RRS application is currently hosted on TNEX servers running under Solaris 9. The TNEX hardware is obsolete and no longer supported. This project will re-host the RRS application on Solaris branded zones and decommission the existing TNEX server hardware. Re-host the RRS application on Solaris branded zones running under Solaris 9 and decommission the legacy TNEX systems The RRS application is currently hosted on the following TNEX systems: Environment Server ----------- --------------- Development TNEX-DEVDB1 Test TNEX-YSTDB2 Production TNEX-PRDDB2 REHOST RRS APPLICATION: 1 IBM to identify existing servers or procure and install new hardware to serve as	Lights On	Unassigned		8/18/2014	14R3	
#REF!	Service Delivery	Bart Keaney	Active	Approved	Child	19005	17341	19005 17341	BPaaS	Inflight - WO exists			WO_1203_19005_17341_HN_Medicare_AEP_2015 V1.2 WO# 1212-HN Medicare AEP 2015		19005 17341 - Medicare AEP 2015 - Web and AMES	Medicare Annual Enrollment consists of numerous components that must take place as part of a process that spans the period of May through December. In the past these efforts have been grouped together loosely as a 'program' managed by a single project manager with oversight of a number of groupings of smaller efforts that have mostly been submitted as minor enhancements. This brief requests that the AEP oversight structure be established to have management and oversight of the systems and production process changes and efforts needed to address Medicare Products and operational needs for the 2015 AEP period. It also requests that web oriented changes, which have some of the longest lead time needs, be identified, assessed, and scheduled for work by the WCOE and web production support teams as applicable. The brief also specifically calls for the activities on the part of teams to perform the system modifications needed for fulfilling the product groups efforts for product expansions as defined in the detailed section, for work pertaining to the seasonal (AEP season) production of Directories, ID Cards, and Letters which regularly change based on Health Net and CMS requirements. Some of the need for this project if all inclusive is driven by compliance requirements, but most portions are driven by HN business need. As such this will not be submitted as a compliance effort	Lights On	Unassigned		8/25/2014	14R3	

Ref #	TIER II Governance	IT Solutions Director / Manager	Project Intake Status	Project Approval Status	PID Type	Base PID	Project ID	B/O PID	CTS Sub Category	CTS Disposition	HN Disposition	CTS AO WO Name	CTS INC WO Name	IBM BTI, PCR	Project	Work Description	Strategic Impact	Compliance Legislative Category	Compliance Representative	Implementation Date	Governance Selected Release	Infrastructure Last Release
#REF!	Unassigned	Bart Keeney	Active	Approved	Parent	19005	19005	19005 19005	BPaaS	Inflight - WO exists		19005-19005 & 19009-19009 COG_WO_Ver 1.1			19005 19005 - Medicare Open Enrollment (AEP) 2015	Medicare Annual Enrollment consists of numerous components that must take place as part of a process that spans the period of May through December. In the past these efforts have been grouped together loosely as a 'program' managed by a single project manager with oversight of a number of groupings of smaller efforts that have mostly been submitted as minor enhancements. This brief requests that the AEP oversight structure be established to have management and oversight of the systems and production process changes and efforts needed to address Medicare Products and operational needs for the 2015 AEP period. It also requests that web oriented changes, which have some of the longest lead time needs, be identified, assessed, and scheduled for work by the WCOE and web production support teams as applicable The brief also specifically calls for the activities on the part of teams to perform the system modifications needed for fulfilling the product groups efforts for product expansions as defined in the detailed section, for work pertaining to the seasonal (AEP season) production of Directories, ID Cards, and Letters which regularly change based on Health Net and CMS requirements. Some of the need for this project if all inclusive is driven by compliance requirements, but most portions are driven by HN business need. As such this will not be submitted as a compliance effort	Lights On	Unassigned		8/22/2014	14R3	
#REF!	Gov't Programs Operations	Bart Keeney	Active	Approved	Child	19009	17339	19009 17339	BPaaS	Inflight - WO exists			WO_1210_19009-17339_WCOE_Commercial_Open_Enrollment_V1.5 WO_1210_19009-17339_WCOE_Commercial_Open_Enrollment_CR_1 V1.0.doc		19009 17339 - Comm'l Open Enrollment 2015 - Web	Requesting a project manager to be assigned to oversee the annual Open Enrollment coordination for Western Region Commercial Membership	Lights On	Unassigned		10/23/2014	14R4	
#REF!	Service Delivery	Bart Keeney	Active	Approved	Parent	19009	19009	19009 19009	BPaaS	Inflight - WO exists		19005-19005 & 19009-19009 COG_WO_Ver 1.1			19009 19009 - Commercial Open Enrollment 2015	Requesting a project manager to be assigned to oversee the annual Open Enrollment coordination for Western Region Commercial Membership	Lights On	Unassigned		11/17/2014	14R4	
#REF!	Gov't Programs Operations	Robert E Oetken Jr	Active	Approved	Single	19043	19043	19043 19043	BPaaS	Inflight - WO exists					19043 19043 - 2015 CMS Call Letter Changes – ER-UC	Claims/Accumulators System Logic & Benefit Configuration BACC (Ben Configuration) needs to allow configuration of the member cost share (co-pay / coinsurance) to accrue toward the plan Annual Deductible Limit. Modification to current Claims system logic to acknowledge the new rule, which has a major impact to accumulator functionality. Accumulator System Impacts: Reporting: Over-Applied Report Transactions: 270/271 – Remaining Deductible Screens: OMNI and Web (currently disabled	Confirmed Compliance	Unassigned	Approved by EPCO	11/17/2014	15R1	
#REF!	Service Delivery	Bart Keeney	Active	Approved	Single	19050	19050	19050 19050	BPaaS	Inflight - WO exists		19050-19050_COG_WO_V 1.0			19050 19050 - Health Data Insights (HDI) Implement	Health Net contracted with Health Data Insights (HDI) to do audits on our Medicare members. HDI is a RAC auditor for Medicare and will perform audits to Medicare billing standards on our Medicare inpatient and outpatient claims, including reviewing appropriateness of setting and DRG. We are requiring HDI's services to reduce our expenditures and implement cost savings.	Operations Strategy	Unassigned		8/18/2014	14R3	
#REF!	Infrastructure	Bart Keeney	Intake in Progress	Approved	Single	19060	19060	19060 19060	BPaaS	In-Flight - No WO					19060 19060 - Application Quality and Security Imp	Establish a continuous improvement program around people, process and technology for Application Services to increase productivity, improve quality and tighten security to deliver best in class software solutions for Health Net, on time and budget	Lights On	Unassigned			Unassigned	
#REF!	Infrastructure	Bart Keeney	Active	Approved	Single	19063	19063	19063 19063	IBM	In-Flight - No WO				IBM TSD in progress due 09/22; no work orders yet.	19063 19063 - Load Runner Upgrade	Solution - HP has rebranded LoadRunner as Performance Center (PC) We upgraded to global access licenses in July 2013 New architecture is client-server and requires virtual servers Procure 5 virtual machines and decommission 4 physical machines Install upgrade on 3 controller machines, and 2 licensing machines to support both HNFS and commercial Pending InfoSec analysis and approval, we may be able to combine the 2 licensing machines	Lights On	Unassigned		2/23/2015	15R1	
#REF!	Health Care Delivery	Catharine Ranieri	Active	Approved	Single	19108	19108	19108 19108	BPaaS	Inflight - WO exists		19108 - 19108_COG_WO Ver 1.0			19108 19108 - Raytheon - Caremark Cross-Accumulati	Raytheon has a direct contract relationship with CVS Caremark Does not obtain their RX benefits through the HN/Caremark relationship HN receives the eligibility file for medical benefits only and does not send any eligibility file to Caremark on behalf of Raytheon Caremark receives the eligibility file for RX benefits only	Performance Improvements	Unassigned		11/17/2014	14R4	

Final

Ref #	TIER II Governance	IT Solutions Director / Manager	Project Intake Status	Project Approval Status	PID Type	Base PID	Project ID	BID PID	CTS Sub Category	CTS Disposition	HN Disposition	CTS AD WO Name	CTS INC WO Name	IBM BTL PCR	Project	Work Description	Strategic Impact	Compliance Legislative Category	Compliance Representative	Implementation Date	Governance Selected Release	Infrastructure Last Release
#REF!	Infrastructure	Bart Keaney	Intake in Progress	Approved	Single	19152	19152	19152 19152	IBM	In-Flight - No WO					19152 19152 - 200 additional Citrix Accesses	We need to be able to increase by the 200 available Citrix logins user accounts along with all the application that CSRs use to support our members as we enter into Open Enrollment for our next ACA enrollment year	Lights On	Unassigned			Unassigned	
#REF!	Business Development	David Kosterman	Active	Approved	Single	19179	19179	19179 19179	BPaaS	Inflight - WO exists			WO# 1205-51-100 Rating		19179 19179 - 51-100 Rating	This project is to build the 51 - 100 capability for new sales and renewals through the vendor Connecture. Connecture currently supports the SBG new sales and renewal quoting engine on the Connecture platform Currently Health Net does not have a solution that can quickly turnaround quotes for groups of this size Health Net will need a solution to support this segment in addition to the Health Care reform requirement increasing size of SBG groups from size from 2 - 50 to 2 - 100 lives.	Customer Solutions	Unassigned		6/18/2014	14R3	
#REF!	Service Delivery	Bart Keaney	Active	Approved	Single	19214	19214	19214 19214	BPaaS	In-Flight - No WO					19214 19214 - ABS SNF Quick Pay Discount	Need the ability for the system to exclude AZ AHCCCS Skilled Nursing Facility claims from quick pay discount. Validations performed for discount percentage for inpatient, and outpatient institutional claims, should exclude SNF institutional claims, when the claim is paid earlier then 30 AHCCCS turned around time.	Confirmed Compliance					
#REF!	Service Delivery	Bart Keaney	Intake in Progress	Approved	Single	19220	19220	19220 19220	BPaaS	In-Flight - No WO					19220 19220 - Interest for Commercial Lines of Bus	ABS is unable to apply, differ product by (% and date) provider TIN. When calculating interest new provider contracts have been negotiated to apply rules different than what is regulator. We currently only have the ability to apply par vs. non par by regulator	Confirmed Compliance					
#REF!	EPCO	Bart Keaney	Active	Approved	Single	19226	19226	19226 19226	BPaaS	In-Flight - No WO					19226 19226 - Med 226 CY 2015 Final Rule Broke	Currently, Health Net utilizes a 'fast pay' process whereby broker commission payments are sent shortly after receipt of the enrollment application year-round Per the CY2015 Final Rule, CMS has changed the timing of payments during the Annual Enrollment Period (AEP), which requires that payments may not be made until January 1 of the enrollment year and must be paid in full by December 31 of the enrollment year. This will reduce the number of payments that need to be recouped based on changes made during AEP Currently, the guidance regarding renewals is that the renewal payment equal 50% of the Fair Market Value (FMV) for the year the member enrolled in the plan. Beginning in 2015, CMS has changed it to where the renewal payment is up to 50% of the FMV for the current enrollment year MA organizations and Part D sponsors may decide the duration of their contract with agents, number of applicable renewals, and the actual rate for renewals for each year, subject to the limits in this final rule.	Confirmed Compliance					
#REF!	Infrastructure	Bart Keaney	Active	Approved	Single	19227	19227	19227 19227	IBM	In-Flight - No WO					19227 19227 - Expand EIRT Intake, Tracking, Case M	Each Enterprise Incident Response (EIR) Core Team has specific requirements and timelines that their intake processes must meet. In order to make intake as efficient as possible, a central point of intake that can meet all of these requirements should be established. This central point of intake needs to be highly configurable in order to meet the unique demands of the various EIR Core Teams while introducing little to no delay in the reporting process. Any tool or capability must also provide several key features for incident tracking, correlation and reporting. A central intake point or process will not eliminate incident reporting through other channels, such as direct phone calls or email, so the process must also be able to handle intake exceptions.	Performance Improvements					
#REF!	Infrastructure	Bart Keaney	Active	Approved	Single	19228	19228	19228 19228	IBM	In-Flight - No WO					19228 19228 - Replace Vulnerability Scanning Techn	Health Net's current vulnerability scanning solution has several technical limitations that are not able to be addressed by enhancing/upgrading the existing product/solution The current vulnerability scanning tool has the following limitations: • has an out of date vulnerability database, unable to scan for the latest threats. • Is unable to run DOD Security Technical Implementation Guide (STIG) and Center for Internet Security (CIS) compliance scans for configuration management across the environment. • It's reporting capabilities require a considerable amount of manual effort. • It's Asset Scan Lists require a considerable amount of manual effort to reflect an accurate system inventory to scan • it's current solution does not provide for a useable policy compliance, web application scanning, and database scanning Therefore, this project is to implement a new vulnerability scanning tool to address these limitations	Performance Improvements					
#REF!	Service Delivery	Bart Keaney	Intake in Progress	Not Approved	Single	19231	19231	19231 19231	BPaaS	In-Flight - No WO					19231 19231 - Chiropractic, Acupuncture Auto Adjudi	Currently Auto Adjudication is denying and/or paying Chiro, Acupuncture when claims need to be forwarded to ASH for processing or to be denied for non covered benefit	Confirmed Compliance					
#REF!	Infrastructure	Bart Keaney	Active	Approved	Single	19238	19238	19238 19238	IBM	In-Flight - No WO					19238 19238 - Patch Enterprise Desktops	Health Net currently has a backlog of missing patches. These missing patches are to be applied to the entire Enterprise Desktop environment. Deploying software patches (or updates) is essential to securing business critical systems, protecting sensitive company information, meeting government compliance and security best paractices Security updates from vendors for workstations must be prioritized for testing and deployment in order to achieve a secure enterprise.	Lights On					

Final

Ref #	TIER II Governance	IT Solutions Director / Manager	Project Intake Status	Project Approval Status	PID Type	Base PID	Project ID	SID PID	CTS Sub Category	CTS Disposition	HN Disposition	CTS AO WO Name	CTS INC WO Name	IBM BTL, PCR	Project	Work Description	Strategic Impact	Compliance Legislative Category	Compliance Representative	Implementation Date	Governance Selected Release	Infrastructure Last Release
#REF!	Gov't Programs Operations	Robert E Oetken Jr	Active	Approved	Single	19272	19272	19272 19272	SPaaS	Inflight - WO exists		19272-19272_COG_WO_Ver_10			19272 19272 - AZ AHCCCS Duplicate Vendor Claims	The current process translates 837 files from our vendors into Health Net's generic file format and loads them into ODW. Claims are identified by unique claim IDs. The frequency code from the inbound 837 file is not currently used as part of the criteria that identifies the claim as an original, a replacement of a prior claim, or a cancel of a prior claim. When a claim is submitted as a replacement or void, these claims are view as duplicates and are not accepted Vendor adjusted or voided claims are not being extracted and submitted timely to AHCCCS resulting in noncompliancy.	Confirmed Compliance					
#REF!	Gov't Programs Operations	Robert E Oetken Jr	Active	Approved	Single	19308	19308	19308 19308	SPaaS	Inflight - WO exists		19308-19308_COG_WO_Ver_10			19308 19308 - AHCCCS CA CIS2.b RA backer	AHCCCS CAP CIS2.b was identified this deficiency during the CYE 2014 audit. The claim remittance advise backer does not meet the state requirements. Backer needs to revision to provider clearer communication regarding provider rights for claim disputes and instructions on submitting claim disputes and corrected claims.	Confirmed Compliance					
#REF!	Gov't Programs Operations	Robert E Oetken Jr	Active	Approved	Single	19309	19309	19309 19309	SPaaS	Inflight - WO exists		19309-19309_COG_WO_Ver_1.0			19309 19309 - AHCCCS CA CIS2.a Interest	AHCCCS CAP CIS2.a was identified this deficinecy during the CYE 2014 audit. The claim remittance advise does not reflect the correct billed amount.The remittance advise total includes the interest paid amount in the billed amount field. AHCCCS is expecting HN to display the accurate amount billed, accurate amount paid for all claim lines.	Confirmed Compliance					
#REF!	Gov't Programs Operations	Robert E Oetken Jr	Active	Approved	Single	19310	19310	19310 19310	SPaaS	In-Flight - No WO					19310 19310 - AHCCCS CIS.2c service line pricing	AHCCCS CAP CIS2.c was identified this deficiency during the CYE 2014 audit. ABS prorates the allowed amount entered into the contract selection prompt for each of the line items and does not keep the actual accurate pricing per line. The claim system needs the ability to capture the actual amounts for each line item when applying the contract	Confirmed Compliance					
#REF!	Gov't Specialty Services	Robert E Oetken Jr	Active	Approved	Single	19311	19311	19311 19311	SPaaS	Inflight - WO exists		19311-19311_COG_WO_Ver_10			19311 19311 - AHCCCS CA CIS4 COB edits	AHCCCS CAP CIS4. - was identified as a deficiency during the CYE 2014 audit. The ABS claim adjudication system needs to be modified to include prompts and edit like logic to verify Primary insurance coverage. The Contractor must have claim payment system edits that look for primary insurance coverage based on AHCCCS supplied TPL information, and must edit for primary insurance coverage when the claim contains a primary payment amount and is accompanied by an EOB but no segment of TPL is in the member file	Confirmed Compliance					
#REF!	EPCO	Bart Keaney	Active	Approved	Single	19316	19316	19316 19316	SPaaS	In-Flight - No WO					19316 19316 - Member Rights	SB 138 clarifies requirement of Member's rights, relative to their information effective 1/1/2015. These requirements are hinged on two primary concepts The Right to Separation of Medical Information. This ruling ensures a Member is not restricted or limited to receiving pertinent information, based on the Primary Subscriber's delivery address and preferences. The Right to Confidential Communications. This ruling ensures a Member confidentiality may be protected from anyone, including the Primary Subscriber	Confirmed Compliance					
#REF!	Gov't Programs Operations	Robert E Oetken Jr	Active	Approved	Single	19318	19318	19318 19318	SPaaS	In-Flight - No WO					19318 19318 - Medicare Sales Inside Contact Center	The Medicare Inside Sales Call/Contact Center is moving to a new vendor as current vendor cannot maintain satisfactory levels of service and the relationship with them is being terminated effective 09/30/2014. The actual infrastructure / connectivity transition is being supported through PID 19103 - Inside Sales - IVR-Service Provider Needs to move the responsibilities to a new service provider - Optum - requiring Health Net to transition support services; Contact Center Call Recording Data is required to be both captured and retained by Health Net to be compliant with CMS (Medicare) regulations requiring that data be retained for a minimum of 10 years; Call recordings are used to respond to sales allegations of misconduct and misrepresentation. Without the recordings, responses will not be possible Call recordings are used for Quality Assurance purposes, and monthly and quarterly internal audits. Former Service Provider has 4+ years of recorded call data that needs to be moved back to Health Net at the end of the current contract period. Data needs to be securely transferred back to Health Net and stored on an appropriate storage type, some of which needs to be readily accessible in order to respond to requests for content verification, responding to CTMs or complaints through CMS, or independent verification and audits	Confirmed Compliance					
#REF!	Infrastructure	Bart Keaney	Intake in Progress	Approved	Single	19344	19344	19344 19344	IBM	In-Flight - No WO					19344 19344 - Upgrade Windows Server 2003 to Windo	The Windows Server 2003 OS will become obsolete (No additional security patches or support provided from Microsoft) on 7/14/14.This poses a risk to the Healthnet environment by having applications critical to business units day to day operations hosted on servers running an obsolete operating system with a high risk of security vulnerabilities if not mitigated prior to the end of extended support (7/14/15). The proposed solution is to upgrade the Windows Server 2003 Commercial Infrastructure servers to Windows server 2008 R2 which is currently supported until 1/14/2020	Lights On					
#REF!	Infrastructure	Bart Keaney	Intake in Progress	Approved	Single	19345	19345	19345 19345	IBM	In-Flight - No WO					19345 19345 - Upgrade Windows Server 2003 to Windo	The Windows Server 2003 OS will become obsolete (No additional security patches or support provided from Microsoft) on 7/14/14.This poses a risk to the Healthnet environment by having applications critical to business units day to day operations hosted on servers running an obsolete operating system with a high risk of security vulnerabilities if not mitigated prior to the end of extended support (7/14/15). The proposed solution is to upgrade the Windows Server 2003 Commercial Blended environments (Physical and Virtual) application servers to Windows server 2008 R2 which is currently supported until 1/14/2020.	Lights On					

Final

Ref #	TIER 2 Governance	IT Solutions Director / Manager	Project Intake Status	Project Approval Status	PID Type	Base PID	Project ID	SID PID	CTS Sub Category	CTS Disposition	HN Disposition	CTS AO WO Name	CTS INC WO Name	IBM BTL PCR	Project	Work Description	Strategic Impact	Compliance Legislative Category	Compliance Representative	Implementation Date	Governance Selected Release	Infrastructure Last Release
#REF!	Infrastructure	Bart Keaney	Intake in Progress	Approved	Single	19346	19346	19346 19346	IBM	In-Flight - No WO					19346 19346 - Upgrade Windows Server 2003 to Windo	The Windows Server 2003 OS will become obsolete (No additional security patches or support provided from Microsoft) on 7/14/14.This poses a risk to the Healthnet environment by having applications critical to business units day to day operations hosted on servers running an obsolete operating system with a high risk of security vulnerabilities if not mitigated prior to the end of extended support (7/14/15). The proposed solution is to upgrade the Windows Server 2003 Commercial Physical application servers to Windows server 2008 R2 which is currently supported until 1/14/2020.	Lights On					
#REF!	Infrastructure	Bart Keaney	Intake in Progress	Approved	Single	19347	19347	19347 19347	IBM	In-Flight - No WO					19347 19347 - Upgrade Windows Server 2003 to Windo	The Windows Server 2003 OS will become obsolete (No additional security patches or support provided from Microsoft) on 7/14/14.This poses a risk to the Healthnet environment by having applications critical to business units day to day operations hosted on servers running an obsolete operating system with a high risk of security vulnerabilities if not mitigated prior to the end of extended support (7/14/15). The proposed solution is to upgrade the Windows Server 2003 Commercial virtual application servers to Windows server 2008 R2 which is currently supported until 1/14/2020.	Lights On					
#REF!	Infrastructure	Bart Keaney	Intake in Progress	Approved	Single	19348	19348	19348 19348	IBM	In-Flight - No WO					19348 19348 - Upgrade Windows Server 2003 to Windo	The Windows Server 2003 OS will become obsolete (No additional security patches or support provided from Microsoft) on 7/14/14.This poses a risk to the Healthnet environment by having applications critical to business units day to day operations hosted on servers running an obsolete operating system with a high risk of security vulnerabilities if not mitigated prior to the end of extended support (7/14/15). The proposed solution is to upgrade the Windows Server 2003 Federal Services Infrastructure servers to Windows server 2008 R2 which is currently supported until 1/14/2020.	Lights On					
#REF!	Infrastructure	Bart Keaney	Intake in Progress	Approved	Single	19349	19349	19349 19349	IBM	In-Flight - No WO					19349 19349 - Upgrade Windows Server 2003 to Windo	The Windows Server 2003 OS will become obsolete (No additional security patches or support provided from Microsoft) on 7/14/14.This poses a risk to the Healthnet environment by having applications critical to business units day to day operations hosted on servers running an obsolete operating system with a high risk of security vulnerabilities if not mitigated prior to the end of extended support (7/14/15). The proposed solution is to upgrade the Windows Server 2003 Federal Services physical application servers to Windows server 2008 R2 which is currently supported until 1/14/2020.	Lights On					
#REF!	Infrastructure	Bart Keaney	Intake in Progress	Approved	Single	19350	19350	19350 19350	IBM	In-Flight - No WO					19350 19350 - Upgrade Windows Server 2003 to Windo	The Windows Server 2003 OS will become obsolete (No additional security patches or support provided from Microsoft) on 7/14/14 This poses a risk to the Healthnet environment by having applications critical to business units day to day operations hosted on servers running an obsolete operating system with a high risk of security vulnerabilities if not mitigated prior to the end of extended support (7/14/15). The proposed solution is to upgrade the Windows 2003 Federal Services virtual application servers to Windows server 2008 R2 which is currently supported until 1/14/2020	Lights On					
#REF!	Gov't Programs Operations	Robert E Oetken Jr	Active	Approved	Single	19353	19353	19353 19353	BPaaS	In-Flight - No WO					19353 19353 - AHCCCS Membership Retention (Churn L	Churn Letters – Transition Of Care Category: AHCCCS requires plans to provide members a reminder message to renew Medicaid eligibility. A renewal letter will be sent to members 60 days prior to their renewal date as indicated and transmitted by AHCCCS. The message will direct members to resources for renewing eligibility. The business intent of this reminder is to increase member retention, enhance revenue outcomes and minimize lapses in medical management.	Confirmed Compliance					
#REF!	Gov't Programs Operations	Robert E Oetken Jr	Active	Approved	Single	19368	19368	19368 19368	BPaaS	Inflight - WO exists		19368-19368_COG_WO_Ver_10			19368 19368 - AHCCCS CA CIS2 b SNF slow pay discou	AHCCCS CAP CIS2.d was identified this deficiency during the CYE 2014 audit. The claim interest calculation is including SNFs, alternative residential setting, and home and community based providers when billed on a UB form with the hospital day and % rules. In these cases, the day rule should be 30 calendar days instead of the 60 calendar days. System needs to be enhanced to correctly pay interest for these types.	Confirmed Compliance					
#REF!	Service Delivery	Bart Keaney	Intake in Progress	Approved	Single	19374	19374	19374 19374	BPaaS	In-Flight - No WO					19374 19374 - Adjustment reason code expansion	Currently the adjustment reason code table is limited up to 359 codes. We are unable to request anymore adjustment reason codes until the table is expanded	Lights On					
#REF!	Service Delivery	Bart Keaney	Intake in Progress	Not Approved	Single	19377	19377	19377 19377	BPaaS	In-Flight - No WO					19377 19377 - BRCC Accum Validation	The BRCC system does not currently have validation in place to prevent the user from configuring accum scenarios that are problematic for claim adjudication.	Performance Improvements					
#REF!	Health Care Delivery	Joseph Cook	Active	Approved	Single	16827	16827	16827 16827	BPaaS	In-Flight - No WO	Work will be in progress at transition				16827 16827 - Pega MARS Security Enhancements	This effort is intended to close security gaps that went along with the implementation of the phase 1 of the Pega MARS implementation that while not supported as a compliance effort in the opinion of the EPCO, do present issues with associates using self governance and process work arounds to ensure that we are not violating HIPAA guidelines and accessing member and other sensitive information inappropriately. Med Mgmt raised concern post implementation of Phase I Pega MARS project due to the security role differences between Unity and Pega MARS. This critical project will correct those gaps and will align the security control points between the two applications. Prioritized List of Security Gaps : 1. No common control point for controlling access requests between Unity and Pega MARS 2. Pega MARS role assignments are not aligned with Unity access rights 3. No centralized control point for maintaining staff assignments 4. No consistency for viewing restricted membership 5. No restriction for viewing membership information based on region 6. Denial reasons need to be restricted by user role 7. Regional view to drop-down lists in Unity but not in Pega MARS	Lights On	Unassigned		2/23/2015	15R1	

Ref #	TIER II Governance	IT Solutions Director / Manager	Project Intake Status	Project Approval Status	PID Type	Base PID	Project ID	BID PID	CTS Sub Category	CTS Disposition	HN Disposition	CTS AO WO Name	CTS INC WO Name	IBM BTI, PCR	Project	Work Description	Strategic Impact	Compliance Legislative Category	Compliance Representative	Implementation Date	Governance Selected Release	Infrastructure Last Release
#REF!	Service Delivery	David Kosterman	Active	Approved	Single	18117	18117	18117 18117	BPaaS	In-Flight - No WO	Work will be in progress at transition				18117 18117 - MR Dual Coverage Exceptions	Members with current eligibility that had dual coverage prior to the implementation of the MR (Membership Repository) are falling on to the MR error report because the report cannot determine the correct eligibility timeline. This is due to the dual coverage restriction on the MR. The majority of the errors on the report are old (prior to 2005) and Membership cannot process using the existing manual workaround due to downstream impacts to billing, correspondence etc.	Confirmed Compliance	Compliance - SOX Audit	Matthew Cigansk		Unassigned	
#REF!	Health Care Delivery	Joseph Cook	Active	Approved	Single	19182	19182	19182 19182	Non-BPaaS	In-Flight - No WO					19182 19182 - CDS Reporting - Archive Old Data	9-years worth of inception to date Authorization data is being copied from Unity to ODW & CDS nightly. Processing time has grown commensurate with the amount of data, to the point where the nightly window is commonly exceeded and / or the jobs fail finish This impacts other processing windows or results in incomplete data loads and lack of timely access to data, ultimately increasing cost and negatively impacting member access to care / customer experience	Lights On	Unassigned			Unassigned	
#REF!	Service Delivery	Bart Keaney	Intake in Progress	Approved	Single	19243	19243	19243 19243	BPaaS	In-Flight - No WO	Work will be in progress at transition				19243 19243 - Medicare Benefits Based on "Benefit	The Medicare plans currently require that we administer the IP facility and Skilled Nursing visit limitations and copayments based on "Benefit Period". The Benefit Period begins on the first day a member is admitted to Medicare covered inpatient hospital or Skilled nursing facility. The benefit period ends when the member hasn't been inpatient at a hospital or skilled nursing facility for 60 consecutive days. The current method of administration is to manually change the admission date on the claim. This is a data integrity issue and is problematic for many areas. 1. Claims are being rejected by Medicare optum reporting. The modified admission date represents the claims as an interim billing when it is not 2. Viant is rejecting these claims since they are unable to price without the correct admission date and dropping for manual adjudication.	Lights On					
#REF!	Service Delivery	David Kosterman	Active	Approved	Single	19312	19312	19312 19312	Non-BPaaS	In-Flight - No WO	Work will be in progress at transition				19312 19312 - Small Group 2-100	Effective with 1/1/16 sales/renewals, the Affordable Care Act redefines small group to change from 2-50 to 2-100 employee sized groups. Neither the current 2-50 nor the 51-100 systems can be updated nor expanded to comply with this change. This is a re-do of process and supporting technology for the 2-100 small group segment of 2016	Performance Improvements					
#REF!	Health Care Delivery	Joseph Cook	Intake in Progress	Approved	Single	19352	19352	19352 19352	BPaaS	In-Flight - No WO	Work will be in progress at transition				19352 19352 - ABS Medi-Cal Outpatient Facility Cla	The intent of this project is to achieve savings on Medi-Cal outpatient facility claims through an automated program that detects and subsequently corrects or denies aberrant coding. To accomplish this, it will be necessary to make ABS programming changes to start sending Medi-Cal outpatient facility claims and ASC claims to iHealth and accept them back into ABS to apply iHealth recommendations. This is a new file extract process that needs to be built in ABS and should follow the existing CA process. The project is dependent on the Qcare migration project on ABS (Scheduled for 04/01/15 implementation). The file extract from HN to iHT implies for both daily and history files	Operations Strategy					
#REF!	Health Care Delivery	Robert E Oetken Jr	Active	Approved	Child	12245	14766	12245 14766	Non-BPaaS : No Work	In-Flight - No WO	Already in process - Business Only				12245 14766 - ICD-10 Training TRACK	The scope of the training project is: ¿ To provide Health Net employees with knowledge about: o the difference between ICD-9 and ICD-10 code set and the impact the move will have on Health Net¿s business operations o the impact of the ICD-9 to ICD-10 code change across different business functions to ensure they can properly conduct work activities The training strategy/approach will be divided into 4 levels based on the needs of the employee Level-0: Awareness ¿ Objective : Basic awareness about ICD-10 and organization readiness ¿ Training Mode: Web-based methods. (e-learning and internal newsletters) ¿ Duration : 2 hours on ICD-10 orientation Level-1: Familiarity ¿ Objective : Basic orientation about ICD-10 and differences between ICD-9 and ICD-10 ¿ Training Mode : Web-based methods, e-learning, internal newsletters and on-going communication ¿ Duration: 6-10 hours across the entire implementation period Level-2: Expert ¿ Objective: Understanding of ICD-10 from both a crosswalk and direct utilization perspective. Impact analysis of ICD-10 on Health net's policies, workflow, procedural documentation and business processes ¿ Training mode : Classroom sessions, ¿train-the-trainer¿ (the trainers would be trained initially by an ICD-10 expert) ¿ Duration: Completion and participation in Level-1 training plus an additional 20 hours of training Level-3: Super User ¿ Objective: Detailed training program along with certification from an accrediting body (AHIMA, AAPC) ¿ Training mode: classroom sessions with prerequisites completed ¿ Duration: 3 days classroom sessions with external certification and completion of Level 2 training	Confirmed Compliance	Compliance - HIPAA: ICD10	Joel Seguin	11/17/2014	14R4	
#REF!	Health Care Delivery	Robert E Oetken Jr	Active	Approved	Child	12245	15080	12245 15080	Non-BPaaS : No Work	In-Flight - No WO	Already in process - Business Only				12245 15080 - Customer Service Policies & Procedur	The intent of this project is to analyze the existing Customer Service policies in Health Net and identify the ones that use ICD-9 codes. Those policies that contain specific ICD-9 Diagnosis and/or Procedure Codes would be remediated to include the appropriate ICD-10 Diagnosis and/or Procedure Codes	Confirmed Compliance	Compliance - HIPAA: ICD10	Joel Seguin	8/30/2014	14R3	

Ref #	TIER 0 Governance	IT Solutions Director / Manager	Project Intake Status	Project Approval Status	PID Type	Base PID	Project ID	BID PID	CTS Sub Category	CTS Disposition	HN Disposition	CTS AO WO Name	CTS INC WO Name	IBM BTI, PCR	Project	Work Description	Strategic Impact	Compliance Legislative Category	Compliance Representative	Implementation Date	Governance Selected Release	Infrastructure Last Release
#REF!	PPMO	Bart Keaney	Active	Approved	Child	16555	17249	16555 17249	BPaaS	Inflight - WO exists	To Be Done Prior to Phase II start				16555 17249 - Accumulator Modernization Phase III	The program will enable modernization of the ABS platform through automation of business processes and upgrades of techr ology.	Cι stomer Solutions	Unassigned		2/16/2015	15R1	
#REF!	Finance/Corporate	Cynthia T Nguyen	Active	Conditional Approval	Single	18288	18288	18288 18288	BPaaS	Inflight - WO exists	To Be Done Prior to Phase II start				18288 18288 - Check Printing - Compliance with ANS	Industry standards for check processing have been upgraded. Banks now check the location and size of the convience amount and the MICR line before checks are approved for production. The location of the convenience amount is now specifically prescribed. Health Net checks do not meet the current standard. Health Net produces 2 million checks annually. When checks do not meet MICR standards, the bank charges an extra fee to process -- as much as $3 per item. The potential cost of non-compliant checks is large Checks produced by all Health Net systems should meet all the ANSI standards. All Health Net checks should meet the standard including Claims, Accounts Payable and Payroll.	Lights On	Unassigned		2/23/2015	15R1	

SCHEDULE X-2
ACCELERATED PROJECT LIST

Project	Description	Project ID	Work Order	Implementation	Priority
IO Sliver	Foundational build up of new data center and transition of initial key services to Cognizant.	19438 19438	WO_1216_19438_19438_IO_Sliver_V1.4	3/1/2016	1
Password Vault* IMS Project	New Password Vault for security of user access to Health Net systems. Improvements to Identity and Access Management System (IMS) to support Information Security	19440 19440	WO_1219_19440_19440_IMS_PUM_Implementation_V1.0	12/1/2015	2
MHN to ABS [Excludes MHN-Unity Migration]*	Migration of Health Net's MHN business to ABS	19388 19388	19388-19388_MHN to ABS Migration WO_V1.0	3/1/2016	3
VOIP	Replacement of Health Net's existing analog phones with voice over IP phones	19441 19441	WO_1217_19441_19441_VOIP_V1.3	7/1/2015	4
IST, FARE, GENELCO, ACRS and ECRS Migration*	Replatform of IST, FARE, Genelco, ACRS and ECRS in support of retiring the z-series platform	19432 19432 19436 19436 19437 19437	19432-19432_IST_Migration_COG_WO_V2.0.docx 19436-19436_FARE_Migration_COG_WO_V2.0.docx 19437-19437_Genelco_Migration_COG_WO_V1.0.docx	7/1/2016	5
Provider Directory*	Modernization of provider directories for improved accuracy and efficiency	19443 19443	19443_19443_PRV_Dir_COG_WO_V1.4	3/1/2016	6
iSeries & zSeries Data Archival & Retrieval*	Archival of data from various applications on the i-series (excluding MC400 already in process) and z-series to a data storage system available for reporting and inquiry	19386 19386	19386–19386_IZ_Series Archive_COG_WO_V1.1 XXXXX–XXXXX_Z_Series Archive_COG_WO_V1.1	12/31/2016	7
RMC tool improvements*	Enhancement to the existing RMC tool through alteration of the user questions and interface. Additional changes to user access and security are also in scope.	12803 17190	12803-17190_RMC_Modernization_Phase_2_WO_V1.3	3/1/2016	8
Imaging and Workflow Modernization	Modernization of the current imaging and workflow performed through Macess with a to be determined replacement product or other solution as agreed to by Health Net and Cognizant.	TBD	TBD	1/1/2017	9
ACD/IVR	Replacement of Health Net's existing contact center phone infrastructure with a modernized and enhanced solution that will deliver operating efficiencies.	TBD	TBD		

SCHEDULE Y

OFFSHORE PROHIBITIONS AND REQUIREMENTS

SCHEDULE Y

OFFSHORE PROHIBITIONS AND REQUIREMENTS

1. GENERAL

(a) This Schedule Y (*Offshore Prohibitions and Requirements*) contains prohibitions and requirements regarding the provision of Services from Offshore which are in addition to those provisions set forth elsewhere in the Agreement, including:

(i) Section 4.3(d) (*Regulatory and Customer Approvals*) of the Terms and Conditions regarding restrictions on Offshoring arising out of Health Net's contracts for federal business;

(ii) Section 5.2 (*Place of Performance*) of the Terms and Conditions regarding the Services that may be provided from certain Offshore Supplier Facilities;

(iii) Section 14.3(d) (*Data Security*) of the Terms and Conditions regarding storing and accessing of Health Net Data from Offshore;

(iv) The provisions in Schedule C (*Charges*) regarding the Onshore / Offshore ratio; and

(v) Any provisions in the Statements of Work that place restrictions on the location of the Services, including the terms in Statement of Work # 3 (*Contact Center Services*) regarding the location from where Supplier may make or answer Voice Calls.

2. DEFINED TERMS

(a) "***Offshore***" (whether or not capitalized) means any location outside the fifty (50) United States of America and its territories and possessions.

(b) "***Onshore***" (whether or not capitalized) means any location within the fifty (50) United States of America and its territories and possessions.

(c) "***Transition and Implementation Costs***" means any non-recurring costs associated with implementing and standing up the transitioned service(s) in a new location that are incurred prior to a new facility beginning live production. Some examples of Implementation Costs include initial staffing, initial recruiting, training and time spent in training, identifying and readying the new facility for production, networking costs, infrastructure costs, etc.

(d) "***Voice Calls***" means all inbound or outbound calls received or made by Supplier as part of the Services.

(e) "***Voice Call Service Levels***" means the question in the Customer Satisfaction Service Level in Statement of Work #3 (Contact Center Services) Exhibit B-1 (*Contact Center Operational Service Levels*) that asks customers "Are you satisfied with the service provided by the associate who assisted you today?" or such similar question(s) as the satisfaction survey may be modified during the Term.

3. PROHIBITED AND RESTRICTED OFFSHORE SERVICES

3.1 Offshoring Prohibitions

***

(a) ***

(b) Supplier agrees that Supplier's provision of the Services during the Term will remain in compliance with such Offshoring Prohibitions, including by performing all monitoring, support and other Services (with the exception of production support and systems maintenance) used to support Offshore Restricted Entities from Supplier Facilities in the United States.

(c) If Health Net desires to (i) add a new Exiting Offshore Restricted Entity, or (ii) modify the list of entities set forth in Section 3.1(a), then such modifications shall be changed via the Change Control Process, provided that the Parties agree that the pricing impacts associated with such changes shall be subject to Section 8.4 (*Change in Onshore / Offshore Requirements*) of Schedule C (*Charges*).

3.2 Offshore Voice Call Restrictions

(a) As of the Effective Date, Health Net has Offshoring Prohibitions in place for all Voice Calls regardless of the Tower or caller (e.g., Members, Providers, Employer Groups, Brokers or Regulatory Agencies). Supplier will originate and answer all Voice Calls from the United States, Mexico and the Philippines ("***Approved Voice Countries***"). Supplier will only support Spanish language calls during business hours from Mexico or the United States, after business hours support of Spanish language calls may be handled from the Philippines if Supplier uses a translation service. Supplier's provision of the Services during the Term will remain in compliance with the Voice Call restrictions set forth in this Section 3.2(a).

(b) Supplier may propose alternative Approved Voice Countries during the Term, but Health Net reserves the right in its sole discretion to approve or reject such locations before inbound and outbound call support may commence in the proposed country.

(c) Additionally, if at any time during the Term Supplier fails to meet the same Voice Call Service Levels in any Approved Voice Country four times in a rolling six month period for the same root cause failure, Supplier will upon Health Net's request be required with 120 days' notice to move the specific voice operations at issue to a different location to be mutually agreed upon by the Parties. Supplier will be responsible for all Transition and Implementation Costs associated with moving and implementing the affected Services to the new location. The Parties will work through the Change Control Process to develop a transition plan for transitioning the affected services that includes transition gates and addresses the potential impact on service levels during such transition. To the extent the move results in a change to the cost for Supplier of providing the fully transitioned and steady state Services in the new location, the parties will equitably adjust the PMPM Charges through the Change Control Process to account the difference in such steady state costs.

4. PRIVACY AND SECURITY CONTROLS

(a) Supplier will not store or transmit any Health Net Data Offshore. Supplier will only access Health Net Data from Offshore locations approved in accordance with Section 5.2 (*Place of Performance*) of the Terms and Conditions.

(b) Supplier Personnel will not be permitted to access Health Net Data from, or transmit it to, offshore locations except in compliance with Health Net's privacy and security standards, policies, and requirements, as set forth in the Terms and Conditions, and applicable Laws, including those relating to privacy, import-export controls, and information and data protection and security.

(c) Supplier acknowledges that Health Net may establish additional special privacy and security requirements and controls for Offshore Supplier Facilities based on the specific Functions that will be performed Offshore and the types of Health Net Data that will be disclosed to Supplier Personnel working there.

5. GOVERNMENTAL FILINGS, AUTHORIZATIONS AND DISCLOSURES

(a) If the government of any country in which a Supplier Facility is located requires a copy of the Agreement or any Statement of Work (or other document) to be filed, Supplier will be responsible for making the required filing in a timely manner, at Supplier's expense (including payment of any applicable stamp taxes or other charges).

(b) Supplier will be responsible for, and will bear all costs and expenses associated with, obtaining and maintaining all necessary governmental permissions and authorizations required to perform the Services in the designated locations and otherwise comply with the Agreement, including passports, visas, work permits and other immigration and customs documents. At Supplier's reasonable request, Health Net will provide Supplier with such information, attestations and other assistance as Health Net may deem appropriate to provide in connection with Supplier applying for and obtaining such governmental authorizations. If and when required by applicable Law, Supplier will identify to Health Net the visa / immigration status of Supplier Personnel who are not U.S. citizens in connection with their performance of Services in the U.S.

(c) Notwithstanding any other provision of the Agreement to the contrary, either Party may disclose the terms of this Schedule Y to relevant government entities, outside counsel or auditors for the purpose of complying (or demonstrating compliance) with applicable Laws, which may include reporting any anti-corruption violations to U.S. or other government officials.

SCHEDULE Z

TRANSITION

Table of Contents

Page

ATTACHMENTS

SCHEDULE Z

TRANSITION

1. INTRODUCTION

This Schedule Z (*Transition*) provides a consolidated overview of Supplier's approach to the Transition, from Health Net (or the incumbent provider, when not Health Net) to Supplier, of the BPaaS and Non-BPaaS IT Services (and associated personnel, processes, delivery systems and infrastructure) across all Service Towers comprising the Initial SOWs, including the migration of all Functions comprising the BPaaS Services and the Non-BPaaS IT Services from the current 'as-is' delivery model to Supplier's planned 'to-be' onshore/offshore delivery model. Unless expressly stated otherwise, the provisions of this Schedule Z shall apply (and be interpreted to apply) to all Transition activities under or pursuant to the Agreement, whether carried out or to be carried out by Supplier or a Subcontractor.

This Schedule Z (*Transition*) reflects high-level 'indicative' (preliminary) Transition plans - they are not yet developed at this stage with an actionable level of planning or detail. During Phase 1, which runs from the date of execution of the Agreement until the beginning of Phase 2 - at which time Health Net's Transitioned Employees will transfer to the employment of Supplier (or its Approved Subcontractor) and the Transition will commence - Supplier will plan and develop in close collaboration with Health Net (and in accordance with Section 13.3 (Transition Documents) of the Terms and Conditions) actionable (detailed) Transition Documents, which will be subject to Health Net's prior written approval. Upon their approval by Health Net, they will supersede and replace their respective counterparts in this Schedule Z (*Transition*). The actionable Transition Documents (which are Critical Deliverables for Phase 1) will include, as critical components, clear definitions of the waves, stages, and discrete work streams that will comprise the Transition for each Initial SOW and a delineation of the Transition Deliverables and Transition Milestones, and their respective Acceptance Criteria, that will be used to determine, at logical stages of each Transition, whether progress has been sufficient to warrant proceeding to the next stage, whether there are any corrective actions that must or should be taken before proceeding to the next stage or with other Transition activities, and what lessons (if any) were learned from the current stage that should be applied to subsequent stages and the Transitions under other SOWs in order to minimize the recurrence of problems or other undesirable outcomes. Schedule Z-1 (*Acceptance of Transition Deliverables and Milestones*) details the process by which Health Net will determine whether the Acceptance Criteria for each Transition Deliverable and Transition Milestone have been met.

2. DEFINITIONS

The following terms, when used in this Schedule Z (*Transition*), will have the meanings given them below unless otherwise specified or required by the context in which the term is used. Capitalized terms not defined herein shall have the meanings given them elsewhere in the Agreement.

Defined Term	Meaning
Acceptance	In the context of the Transition, a written communication that Health Net has accepted either (i) a Transition Deliverable as having been properly completed and delivered in conformance with its requirements and specifications, or (ii) a Transition Milestone as having been fully accomplished. See also Schedule Z-1 (*Acceptance Procedures for Transition Deliverables and Transition Milestones*), which details the

Defined Term	Meaning
	process by which Acceptance shall be determined.
Acceptance Criteria	In the context of the Transition, the criteria jointly developed by Health Net and Supplier Transition teams that will be used to determine whether and when (i) a Transition Deliverable has been properly completed and delivered in conformance with its requirements and specifications or, alternatively, (ii) a Transition Milestone has been fully accomplished.
Initial SOW Transition	Has the meaning given in Section 13.2(b) of the Terms and Conditions.
Knowledge Transfer	The process and activities necessary to document and transfer knowledge and relevant subject matter expertise from one individual to one or more other individuals who are intended to assume responsibility for the Functions performed by the incumbent from whom the knowledge is to be transferred.
Personnel Group	A group of Supplier Personnel that it reflected in the onshore/offshore ramp plan and is assigned responsibility for certain Transition Deliverables and Transition Milestones.
Phase 1	The period from the Effective Date of the Agreement until the BPaaS Services Commencement Date, and all activities that occur under or pursuant to the Agreement during that period.
Phase 2 (sometimes also referred to as the "Transition Period")	The period from the BPaaS Services Commencement Date until the completion of all of the Initial SOW Transitions - which is currently expected to be approximately a 24-month period - and all activities that occur under or pursuant to the Agreement during that period.
Phase 3	The period of 'steady state' performance of the Services - which commences upon the successful completion of the Transition and runs through the end of the Term - and all activities that occur under or pursuant to the Agreement during that period.
Ramp Up	The period of time from when a Supplier associate completes process training to the time when it has been confirmed through quality assurance monitoring of the associate's performance of his or her assigned job functions for a reasonable period of time that the associate is able to perform his or her job functions without external intervention in accordance with the requirements of the Agreement, including applicable Service Levels and productivity standards.
Transition	Has the meaning given in Section 13.2 ("Transition" Defined)

Defined Term	Meaning
	of the Terms and Conditions.
Transition Deliverables	Deliverables to be prepared as part of the Transition.
Transition Documents	Has the meaning given in Section 13.3 (Transition Changes) of the Terms and Conditions.
Transition Management Office (TMO)	The roles and personnel who will manage and oversee the conduct of the Transition.
Transition Milestones	Checkpoint gates that will be used to determine, at logical stages of each SOW-level Transition, whether progress has been sufficient to warrant proceeding to the next stage, whether there are any corrective actions that must or should be taken before proceeding to the next stage and what lessons (if any) were learned from the current stage that should be applied to subsequent stages and the Transitions under other SOWs in order to minimize the recurrence of problems or other undesirable outcomes.
Transition Period (sometimes also referred to as "Phase 2")	The period from the BPaaS Services Commencement Date until the completion of all of the Initial SOW Transitions - which is currently expected to be approximately a 24-month period - and all activities that occur under or pursuant to the Agreement during that period.
Transition Program Manager	An individual appointed by Supplier who has overall responsibility for the Transition and who, as such, is responsible for overseeing all day-to-day strategic Transition activities by Tower and also for keeping apprised of Transition operations to provide feedback back to key stakeholders.
Transitioned Employees	Has the meaning given in Schedule E (*Transitioned Employees*).

3. OVERVIEW OF THE TRANSITION

3.1 POINT OF DEPARTURE - HEALTH NET'S 'AS-IS' DELIVERY MODEL

A summary of each of the service Towers is provided below:

1. **Claims Management Services** – The Claims Management Services are the Functions associated with the review, editing, validation and processing of a Claim from receipt through settlement for all geographies and lines of business. . Additional functions include Claims Audit, Recovery, Provider Dispute Resolution (excluding clinical review, which will be retained by Health Net) and Reporting.

2. **Membership & Configuration Services** - The Membership Services are the Functions associated with the provision of Group Setup Services, Group Maintenance, Renewal & Termination Services, Enrollment Services, Accounts Receivable Services, Financial Reporting Services, Finance Operations Services, Broker Commissions Services, Sales Incentives Services, Cash Unit Services, Collections Services, Reporting Services, Miscellaneous Membership Services, Audit Support Services, and Medicare OEV Outbound Calls Services and other membership-related services for all geographies and lines of business.

   The Configuration Services are the Functions associated with the provision of Configuration, Provider Data Management, and Capitation Functions for all geographies and lines of business.

3. **Appeals and Grievances Services** - The Appeals and Grievances (A&G) Services are the Functions associated with the intake, processing, resolution and archiving of Appeals and Grievances received from Members or their representatives through all Channels for all regions and Lines of Business. The A&G Services do not include medical decision-making.
4. **Medical Management Services** - The Medical Management Services are the Functions performed by the non-clinical intake and production teams consisting of the Prior Authorization unit, Hospital Notification unit, Post Service Review unit and Concurrent Review unit. The Medical Management Services do not include medical decision-making.
5. **Quality Assurance Services** - The Quality Assurance (QA) Services are the Functions associated with the post transaction auditing and reporting of finalized accuracy results (including the resolution of error disputes) for Claims, Membership, Appeals & Grievances, Configuration, and Contact Center work for all geographies and lines of business.
6. **Contact Center Services** – The Contact Center Services are the Functions associated with the intake, routing, and tracking of inquiries and requests received from Members, Providers, Brokers, Employer Groups and Sales through all Channels for all Regions and Lines of Business.
7. **IT and ITIS** – The IT and ITIS services are the Functions associated with Production Support Management, Change Management, IT Currency/Capacity Management, Production Support Analyst, IBM Oversight, Physical/System/ Enterprise Security, Compliance / Risk Management, Federal Systems, Corporate Systems, IT 3rd party contract management, IT Finance – Portfolio/Spend management, Web, Mobile, Content management, Developers, System Analysts, IT Architect, QA, UAT Support, and Release Management.

The table below provides an overview of delivery locations for Health Net's current (As Is) operating model, as well as the current providers of the respective Functions.

Health Net's 'As Is' Delivery Model

Business Units	Towers	Services Provided By	'As Is' Delivery Location												
			W	R	T	SB	GL	S	H	TE	I	SP	A	L	F
Operations	Claims	HealthNet	✓	✓											
	Membership	HealthNet	✓	✓											
	Configuration	HealthNet	✓	✓											
	Appeals & Grievance	HealthNet	✓	✓				✓		✓					
	Medical Management	HealthNet	✓	✓	✓	✓	✓								
	Quality Assurance	HealthNet	✓	✓				✓	✓						
Contact Center Services	Contact Center	HealthNet/ Teleperformance, Sykes, Kelly Temps	✓	✓					✓		✓	✓	✓	✓	✓
IT	IT	HealthNet / Cognizant	✓	✓											
ITIS	ITIS	IBM	✓	✓				✓							

Location	Code
Woodland Hills (CA)	W
Rancho Cordova (CA)	R
Tigard (OR)	T
San Bernardino (CA)	SB
Glendale (CA)	GL
San Rafael (CA)	S
Huntington Beach (CA)	H
Tempe (AZ)	TE
Irving (TX)	I
Shreveport (LA)	SP
Allentown (PA)	A
Lakeland (FL)	L
Fort Smith (AR)	F

3.2 POINT OF ARRIVAL - SUPPLIER'S 'TO-BE' DELIVERY MODEL

Supplier and Health Net have agreed that Supplier will utilize a 'Business Process-as-a-Service' (BPaaS) delivery model for the BPaaS Services. The BPaaS model is a fully integrated vertical service model, in which Supplier is responsible for delivering agreed business outcomes, and in the process of doing so providing all the associated resource and service layers that support Health Net's business, which include IT infrastructure, tools, labor, applications development, maintenance & support, and performance of the associated business operations.

Supplier's point of arrival will be built on the following foundational aspects:

- **Quality Focus** – Supplier's primary focus is to maintain continuity of services and operations while ensuring regulatory and contractual compliance.
- **Support Ratio** – To enable focused monitoring and feedback, Supplier's delivery model provides personnel for supervision and Quality Assurance.
- **Continuous Improvement** - Supplier will appoint dedicated "Six Sigma" process improvement resources during the Term to identify sustainable improvement opportunities.
- **Knowledge Capture & Retention** – Supplier will deploy staff (existing and hired) with previous healthcare experience for key functions, including Operations, Transition, Training, Quality and Compliance, who will create and/or update the Policy and Procedure Manual and training documents to enable knowledge capture and retention.

Supplier has considered the following criteria to define its delivery location strategy:

2. **Membership & Configuration Services** - The Membership Services are the Functions associated with the provision of Group Setup Services, Group Maintenance, Renewal & Termination Services, Enrollment Services, Accounts Receivable Services, Financial Reporting Services, Finance Operations Services, Broker Commissions Services, Sales Incentives Services, Cash Unit Services, Collections Services, Reporting Services, Miscellaneous Membership Services, Audit Support Services, and Medicare OEV Outbound Calls Services and other membership-related services for all geographies and lines of business.

   The Configuration Services are the Functions associated with the provision of Configuration, Provider Data Management, and Capitation Functions for all geographies and lines of business.

3. **Appeals and Grievances Services** - The Appeals and Grievances (A&G) Services are the Functions associated with the intake, processing, resolution and archiving of Appeals and Grievances received from Members or their representatives through all Channels for all regions and Lines of Business. The A&G Services do not include medical decision-making.
4. **Medical Management Services** - The Medical Management Services are the Functions performed by the non-clinical intake and production teams consisting of the Prior Authorization unit, Hospital Notification unit, Post Service Review unit and Concurrent Review unit. The Medical Management Services do not include medical decision-making.
5. **Quality Assurance Services** - The Quality Assurance (QA) Services are the Functions associated with the post transaction auditing and reporting of finalized accuracy results (including the resolution of error disputes) for Claims, Membership, Appeals & Grievances, Configuration, and Contact Center work for all geographies and lines of business.
6. **Contact Center Services** – The Contact Center Services are the Functions associated with the intake, routing, and tracking of inquiries and requests received from Members, Providers, Brokers, Employer Groups and Sales through all Channels for all Regions and Lines of Business.
7. **IT and ITIS** – The IT and ITIS services are the Functions associated with Production Support Management, Change Management, IT Currency/Capacity Management, Production Support Analyst, IBM Oversight, Physical/System/ Enterprise Security, Compliance / Risk Management, Federal Systems, Corporate Systems, IT 3rd party contract management, IT Finance – Portfolio/Spend management, Web, Mobile, Content management, Developers, System Analysts, IT Architect, QA, UAT Support, and Release Management.

The table below provides an overview of delivery locations for Health Net's current (As Is) operating model, as well as the current providers of the respective Functions.

- Regulatory requirements
- Skills availability
- Processes requiring voice support will be delivered out of US and/or Philippines and/or Mexico

This section provides an overview of the geographical spread and the Service Delivery Centers Supplier will use to provide the Services, including Operations, Contact Center Services, IT, and ITIS. The 'To be' delivery model has been determined based on multiple parameters such as availability of talent pool, skill requirements, Regulatory limitations, business continuity, and on-shore requirements. All Operations and IT related Functions will be performed by Supplier, while the Contact Center Services will be provided by a Supplier Affiliate. Supplier will be overall accountable and responsible for all of the Services.

Supplier's 'To Be' Delivery Model

			'To Be' Delivery Location													
Business Units	**Towers**	**Services Provided By**	**W**	**R**	**GL**	**S**	**AZ**	**SP**	**C**	**B**	**H**	**CH**	**CO**	**M**	**CB**	**D**
Operations	Claims	Cognizant	✓	✓			✓				✓	✓	✓			
	Membership	Cognizant	✓	✓						✓		✓		✓	✓	
	Configuration	Cognizant	✓	✓						✓		✓				
	Appeals & Grievance	Cognizant	✓	✓		✓	✓			✓		✓		✓		
	Medical Management	Cognizant	✓	✓	✓									✓	✓	
	Quality Assurance	Cognizant	✓	✓		✓				✓		✓		✓		
Contact Center Services	Contact Center	Cognizant Affiliate	✓	✓				✓	✓					✓		✓
IT	IT	Cognizant	✓	✓								✓	✓	✓		
ITIS	ITIS	Cognizant	✓	✓		✓						✓	✓	✓		

Location	Code
Woodland Hills (CA)	W
Rancho Cordova (CA)	R
Glendale (CA)	GL
San Rafael (CA)	S
Phoenix (AZ)	AZ
Shreveport (LA)	SP
Chihuahua (Mexico)	C
Bangalore (India)	B
Hyderabad (India)	H
Chennai (India)	CH
Coimbatore (India)	CO
Manila (Philippines)	M
Cebu (Philippines)	CB
Davao (Philippines)	D

3.3 HIGH-LEVEL VIEW OF THE TRANSITION

This section provides an overview of Transition during Phases 1 and 2. The principal objectives during these phases are to understand the "As Is" operating model, and to design and implement the "To Be" operating model. Phase 1 of Transition encompasses the following stages: Transition Readiness, Process Assessment & Transition Planning and Knowledge Management, and Phase 2 of Transition encompasses Re-badging, Offshore Knowledge Transfer and Offshore Ramp Up.

The Phase 1 aspects of Transition encompasses the following stages and activities, which are described further in Section 3.7 (Transition Stages) below:

Transition Stage	Activities

Transition Readiness	• Define Project objectives and goals • Agreement on Project timelines, dependencies and deliverables • Agreement on Roles and Responsibilities • Setting up a Transition Management office • Transition kick off meeting • Agreement of Communication, Escalation and program governance routines
Process Assessment and Transition Planning	• Validation of Processes and Roles to be offshored • Agreement on sequence of processes to be offshored • Readiness assessment for processes to Transitioned offshore • Assessment of as-is status of process and training documentation, and re-source availability • Design to-be process flow for Phase 2 with defined hand-offs and dependencies between Supplier and Health Net • Detailed Transition Plan
Knowledge management	• Update process documentation for Training, P&P's and desktop procedures • Agreement on Phase 2 process flow and hand offs • Validate Transition plan training timelines and ramp period • Sign off on any updated Training, P&P and desktop procedure documents

The Phase 2 aspects of Transition encompass the following stages and activities, which are described further in Section 3.7 (Transition Stages) belw:

Transition Stage	Activities
Re-badging	• Deployment of specialist senior HR resource with extensive knowledge and prior experience in matters relating rebadging • Address employee change concerns and in providing rebadged employees with an embracing work environment • Identification of relevant roles in the Supplier hierarchy and rolling out offer letters
Offshore Knowledge Transfer	• Process training of Supplier's offshore staff
Offshore Ramp Up	• Increase in volume of work processed by the Supplier's offshore team as per the Ramp Up plan

A pictorial representation (as below) provides a high level overview of the Transition (Phase 1 and 2) cutting across Operations, Contact Center Services, IT and ITIS.

Operations and Contact Center Services:


Nov 14
Dec 14
Jan 15
Feb 15
Mar 15
Q2-Jun 15
Q3-Sep 15
Q4-Dec 15
Q1-Mar 16
Q2-Jun 16
Q3-Sep 16
Q4-Dec 16
Q1-Mar 17
Q2-Jun 17
Q3-Sep 17
Q4-Dec 17
2017-2022
Contract Signature
Employee Re-Badge
Steady State
Transition Management Office
Phase 1 – Planning Phase
Phase 2 – Transition Phase
Phase 3 – Steady Phase
Claims
Membership
Configuration
A&G
MM
QA
Contact Center
Planning
Knowledge Transfer
Ramp Up
Go Live & Steady state

IT and ITIS:


Nov 14
Dec 14
Jan 15
Feb 15
Mar 15
Q2-Jun 15
Q3-Sep 15
Q4-Dec 15
Q1-Mar 16
Q2-Jun 16
Q3-Sep 16
Q4-Dec 16
Q1-Mar 17
Q2-Jun 17
Q3-Sep 17
Q4-Dec 17
2017-2022
Contract Signature
Employee Re-Badge
Steady State
Transition Management Office
Phase 1 – Planning Phase
Phase 2 – Transition Phase
Phase 3 – Steady Phase
IT
ITO Phase-1
ITO Phase-2
Planning
Knowledge Transfer
Ramp Up
Go Live & Steady state

3.4 TRANSITION APPROACH

With reference to Supplier's proposed delivery Solution for each of the Initial SOWs, as described in Exhibit A-2 of each Initial SOW, and considering the sensitivity associated with transfer of employees, the Transition of Services and people needs to be viewed as a comprehensive and end-to-end seamless undertaking of activities across Supplier and Health Net, and not simply as an isolated list of activities that Supplier will perform. The Transition will be carried out using Supplier's CARES Transition framework - a proven, risk-mitigated and robust project management model that is aptly suited to provide the structure, discipline and governance required to successfully implement the proposed Transition on the scale required for Health Net.

3.5 TRANSITION FRAMEWORK

Supplier's CARES transition framework has been successfully deployed for large-scale Transitions, including those involving large-scale rebadging of employees, and is continuously upgraded from various learnings, experiences and market relevant expectations. The key elements of the methodology that will be deployed for this Transition are as illustrated in Figure 1.

Figure 1


Connect
Assess
Redesign
Execute
Stabilize
Pre transition and Due Diligence
TMO Setup/Core team formation
Understand business expectations
Establish communication plan, escalation plan, metrics
Validate people requirements and validate organizational design
Plan for Knowledge Transfer
Baseline metrics & SLAs
Identify infrastructure requirements
Identify SMEs , training requirements
Re-Design
Detailed process understanding
Finalize onshore-offshore mix
Define hand-offs and dependencies
Define To-Be operating model
Vendor Management and 3rd party engagement
Service Integration Dashboard
Transition execution
Onshore
Re-badging HealthNet staff
Capacity creation through staff augmentation onshore, 6-9 months ahead of offshore training
3rd Party relationship transition
Offshore
Hiring
Setup the Training Infrastructure
Offshore training
Finalize ramp-up & QC plan
Knowledge retention & management
P&P and Desktop procedure updation & sign off
Design a knowledge management portal
Finalize reporting formats
Ramp Up & Stabilize
Volume & Quality ramp
Monitor & report SLA performance
Coaching & mentoring program
Identify potential process improvements
Program Management
Risk Management & Mitigation
Governance & Compliance

The following paragraphs describe the activities that will occur during each phase of the CARES transition framework (Connect, Assess, Redesign, Execute and Stabilize):

Connect: During the Connect stage, which will occur during Phase 1, Supplier will engage with Health Net to conduct Due Diligence and define the Transition program milestones, resource requirements, timelines and key deliverables, including an indicative Transition project plan. For the purposes of this program, the CARES Connect phase is a pre-Transition stage , during which Supplier will conduct due diligence of Health Net operations and Transition Readiness activities as described in this Schedule Z (*Transition*).

Assess: During the Assess stage, which will occur during Phase 1, Supplier will conduct meetings with key Health Net operational leaders, review team profiles, and identify training requirements and other operational nuances. Supplier will conduct focused group discussions with Health Net's process owner(s) to identify specific requirements regarding compliance, security and data privacy factors and policies. In context to this Transition, the activities and outcomes as described in Section 3.7 (Transition Stages) below will comprise the CARES Assess phase.

Redesign: During the Redesign stage, which will occur during Phase 1, Supplier will develop the blue-print and configure the 'To-Be' Services operating environment. Supplier will analyze every aspect of the Services delivery (People, Process, Quality Assurance, Service Levels, Training, and Technology) and design the process flows necessary to perform the Services. In context to this Transition, the outcomes described in Section 3.7 (Transition Stages) below will comprise the CARES Redesign phase.

Execute: In the Execute stage, which will occur during Phase 2, Supplier will transition the Services with specific focus on people and knowledge transfer and retention. Supplier will take into account every aspect of process control to minimize disruption to Health Net's current operations. In context to this Transition, the activities and outcomes described in Section 3.7 (Transition Stages) below will comprise the CARES Execute phase.

Stabilize: In the Stabilize stage, which will occur commence during Phase 2, Supplier will achieve operational effectiveness through careful implementation and execution of operational rigor. In context to this Transition, the activities and outcomes as described in Section 3.7 (Transition Stages) below will comprise the CARES Stabilize phase.

3.6 TRANSITION FOCUS AREAS

Key areas of emphasis on which Supplier will focus attention during Transition include the following:

Retaining Health Net Employees and Knowledge

- Supplier will deploy a specialist senior HR resource with extensive knowledge and prior experience in matters relating rebadging, employee change concerns and in providing Transitioned Personnel with an embracing work environment. In addition, Supplier will also deploy a dedicated Transition Program Manager with extensive experience in implementing large-scale projects and migrations
- Heath Net will be responsible for retention of the Transitioned Personnel until the end of Phase 1.
- All Transitioned Personnel will undergo new-hire orientation training delivered by Supplier.

Comprehensive Knowledge Capture and Documentation

- Supplier will conduct a comprehensive review of existing documentation to identify any gaps
- Based on the gap analysis, Supplier will deploy a team to complete documentation of in-scope processes that require additional documentation

Guiding Principles

The following guiding principles will be observed during the Transition:

- Supplier will lead the planning and preparations for the Transition with active engagement and participation from Health Net
- Supplier will have overall responsibility for the successful planning, orchestration and execution of the Transition, with Supplier and Health Net each having responsibility for managing specific elements of the Transition within their respective control
- Designated representatives from both Supplier and Health Net will work together to achieve the required outcomes and implementation of the Services
- Supplier and Health Net will jointly manage and track issues, risks, assumptions and dependencies related to Transition
- All Transition planning and execution activities will be undertaken consistent with an overriding objective to minimize disruption and risk to Health Net's operations

3.7 TRANSITION STAGES

Following is a high-level description of the general stages of Transition.

1. **Transition Readiness:**

   The objective of Transition Readiness will be to define the project goals and objectives, setting up a Transition Management Office (TMO), identifying tasks and how goals will be achieved, quantifying the resources needed, and determining budgets and timelines for completion. This will include conducting a joint Supplier and Health Net workshop to align all parties on the Transition objectives, roles and responsibilities, methodology, tools, timelines & milestones, and key dependencies. The detailed planning and agenda for the Process Assessment and Knowledge Management teams will be done as part of this stage.

2. **Staff Augmentation Team Deployment:**

   This stage of the Transition involves creating additional capacity within Health Net operations to enable adequate availability of Health Net Transitioned Personnel with relevant process and domain experience to support Supplier's offshore Transition with minimal disruption and risk to Health Net's ongoing operations.

3. **Process Assessment:**

   The objective of the Process Assessment stage of the Transition is to enable Supplier to understand in greater detail all of the in-scope processes. Supplier will conduct a Process Assessment exercise to assess in greater detail the current as-is processes, current levels of process documentation, training documentation, trainer availability, and quality assurance resources that are required to enable service cutover. The Process Assessment will also assess the in-scope processes that are to

be migrated to Supplier's offshore locations with minimal disruption and risk to Health Net's ongoing operations. This phase will require the Supplier team to interact with identified key Health Net staff that have the required knowledge and access to such information. This team will consist of Supplier resources from operations, training and quality process excellence.

4. **Detailed Transition Planning:**

Supplier's Transition Management Office (TMO) will engage with the Health Net Transition and business teams to jointly deliver detailed Transition plans for each Tower for Health Net's approval that will at a minimum include:

- Individual level roles and functions to be Transitioned
- Sequencing of processes to be Transitioned
- Key Transition Deliverables and Milestones, with associated completion dates and dependencies
- Identification of Personnel Groups (including both Supplier Personnel Groups and Subcontractor Personnel Groups), together with the identities of the individuals assigned to each Personnel Group and a listing of the Transition Deliverables and Transition Milestones for which each Personnel Group is responsible
- Key tasks and activities with clearly defined responsibility between Supplier and Health Net.
- A knowledge retention and transfer plan for each in-scope process
- Identification of trainers & QA resources who could support the offshore Transition
- Governance and review

5. **Knowledge Management:**

After completion of the process assessment stage of the Transition, Supplier will conduct a knowledge management process wherein Supplier will update any gaps in the process and training documentation and have it ready for use by its offshore teams. The Knowledge Management team will consist of Supplier resources from operations and training. Post completion of this stage, the team will move into steady state (Phase 3) in support of offshore operations.

6. **Transfers of Transitioned Personnel:**

Starting at the beginning of Phase 2, Supplier will employ the Transitioned Personnel as per Schedule E (*Employee Transfer*) of the Agreement, and assume responsibility of all in-scope activities of Health Net's operations as defined in Exhibit A of each of the Initial SOWs.

7. **Knowledge Transfer and Ramp Up:**

During this stage of Transition, Supplier will leverage the deep process and domain experience of Health Net Transitioned Personnel to support offshore process training and Ramp Up. The details of specific number of trainers, duration of stay and accommodation etc will be determined as part of the Process Assessment & Transition Planning stage.

3.8 TRANSITION WAVES

The Transition of processes to Supplier's offshore locations will be carried out in multiple waves. The first wave of Transitions will consist of low complexity processes and the complexity of the processes in subsequent waves will be higher. This approach minimizes the risk of Service Level failures and other disruptions to Health Net's operations during the Transition.

The parameters used to determine processes within each of the Transition waves are as follows:

1. Impact of any potential process failure on the overall business
2. Process complexity and maturity in terms of process documentation and standard operating procedures
3. Possible offshore-onshore mix at the point of arrival, as per findings of Process Assessment and Transition planning
4. Overall timelines for Transition as per the findings of the Process Assessment and Transition planning

At a high level the following processes (per tower) will be Transitioned in multiple waves on the principle of waving logic as described above.

Towers	Phase 2 - Wave 1	Phase 2 - Wave 2	Phase 2 - Wave 3
Claims	• Claims Recovery • Claims Adjudication • Reinsurance • Member Fallout	• COB • Provider Disputes • Accum Research • Claims Reporting	• Claims Compliance • SOX and P&P • Prepay Audit • Legal/Adjustments • EDI
Membership	• Commercial enrollment • Commercial account receivables	• Medicare enrollment • Medicare account receivables	• Group Employer set up • Broker commission • Financial reporting
Configuration	• Contract Configuration/Pricing	• Benefit Configuration	• PDM/Capitation
Appeals and Grievance	• All LOB Triage • HMO appeal • PPO appeal • Medicare Part C appeals • Medicare Part D appeals • CA commercial grievances	• Medicare Part C grievance • Medicare Part D grievances • SHP/Duals grievances	NA
Medical Management	• Concurrent Review • Hospital Notification Unit	• Medical Review Unit (MRU) • Prior Authorization (PCU)	NA
Quality Assurance	• A&G and Contact Center	• Claims	• Membership
Contact Center Services	• Commercial Member and Provider • Medicare Member and Provider	• Medicaid CA and AZ • Correspondence	• Duals and MHN
IT / ITIS	• Production Support Services	• Non-BPaaS Areas	• System Analyst

	• IBM oversight • Contract management	• Business Analyst • CTO • Project management office • All in-flight projects will be handled post wave 3

3.9 USE OF HEALTH NET FACILITIES

Health Net will work with Supplier to provide reasonable work space to Supplier Personnel as outlined in Schedule Z-5 (*Health Net Provided Transition Work Space*), with respect to which the Parties agree as follows:

1. Health Net will work to provide the seating necessary for shadowing Health Net personnel and a sufficient amount of available workstations to provide each Supplier associate a workspace within the vicinity of the Health Net associate they will be "shadowing" (i.e. in the same building and in most cases on the same floor). However, the workstation locations may be scattered, and therefore Supplier associates may not be co-located in the same workstation pod.
2. Health Net's available facilities space will be provided as a snapshot in time and available workspaces for Supplier may change as Health Net's day-to-day requirements for staff are accommodated.
3. Workstations will be equipped with internet-only port connections. Network ports will not be enabled for use without protocol approval, including that of Health Net's Information Security.
4. Land line phones may be provided upon request to any workstation.
5. Conference rooms may be booked by Supplier personnel via the Health Net scheduler. Conference rooms will not be dedicated to Supplier, but may be used by Supplier as needed and based on availability.
6. Training rooms will be booked by Supplier personnel through Health Net's operations training group. Training rooms will not be dedicated to Supplier, but may be used by Supplier as needed and based on availability.
7. Workspace can generally be made available on a week's notice or less, depending on the IT requirements and based on availability.
8. Supplier will be responsible for purchasing parking for the Supplier personnel.

4. ATTACHMENTS

Following are brief descriptions of the attachments to this Schedule Z (*Transition*), which are incorporated as part of this Schedule Z (*Transition*).

4.1 SCHEDULE Z-1 (ACCEPTANCE OF TRANSITION DELIVERABLES AND MILESTONES)

Schedule Z-1 (*Acceptance of Transition Deliverables and Milestones*) sets forth the process that will be followed for Health Net to determine when Transition Deliverables and Transition Milestones have met the criteria for their Acceptance by Health Net.

4.2 SCHEDULE Z-2 (SUMMARY OF ONSHORE AND OFFSHORE COUNTS AND RATIOS)

Schedule Z-2 (*Summary of Onshore and Offshore Counts and Ratios*) sets forth information about the current state and end state numbers of onshore and offshore positions and the current and end state onshore/offshore ratios.

4.3 SCHEDULE Z-3 (HEALTH NET TRANSITION SUPPORT ROLE DESCRIPTIONS)

Schedule Z-3 (*Health Net Transition Support Role Descriptions*) sets forth role descriptions of the Health Net personnel that Health Net will provide in support of the Transition.

4.4 SCHEDULE Z-4 (HEALTH NET TRANSITION SUPPORT PERSONNEL LEVELS)

Schedule Z-4 (*Health Net Transition Support Personnel Levels*) sets forth the nature, amounts, and timing of personnel support from Health Net that Supplier has requested and Health Net has agreed to make available to support the Phase 1 staff augmentation knowledge transfer activities and the conduct of the Transition during Phase 2.

4.5 SCHEDULE Z-5 (HEALTH NET PROVIDED TRANSITION WORK SPACE)

Schedule Z-5 (*Health Net Provided Transition Work Space*) sets forth information about the work space that Health Net will make available for use by Supplier Personnel in support of the Transition, by time period.

4.6 SCHEDULE Z-6 (RAMP-DOWN PLAN)

Schedule Z-6 (*Ramp-Down Plan*) sets forth information about the pace of the planned Ramp Down of onshore Supplier resources during Transition.

4.7 SCHEDULE Z-7 (OFFSHORE RAMP-UP PLAN)

Schedule Z-7 (*Offshore Ramp-Up Plan*) sets forth information about the pace of the planned Ramp Up of offshore Supplier resources during Transition.

4.8 SCHEDULE Z-8 (REQUIRED ONSHORE POSITIONS)

Schedule Z-8 (*Required Onshore Positions*) sets forth a listing of Supplier positions that Health Net requires remain onshore.

4.9 SCHEDULE Z-9 (STAFF AUGMENTATION PLAN)

Schedule Z-9 (Staff Augmentation Plan) sets forth information about the manner in which Supplier will augment the capacity of Health Net's BPaaS Tower personnel in order to enable them to support Knowledge Transfer and other Transition activities.

4.10 SCHEDULE Z-10 (CONSOLIDATED BPAAS TRANSITION PLANS)

Schedule Z-10 (*Consolidated Transition Plan*) contains a consolidated Transition plan reflecting a rolled up view of the individual Transition plans for each of the Towers.

4.11 SCHEDULE Z-11 (IT TRANSITION PLAN)

Schedule Z-11 (*IT Transition Plan*) sets forth the Transition Plan for the IT Tower.

4.12 SCHEDULE Z-12 (CALL CENTER TRANSITION PLAN)

4.13 SCHEDULE Z-12 (*CALL CENTER TRANSITION PLAN*) SETS FORTH THE TRANSITION PLAN FOR THE CALL CENTER TOWER.

5. RELATIONSHIP BETWEEN TRANSITION AND PERSONNEL REDEPLOYMENT

As described in Sections 4.6 and 4.7 above, Schedule Z-6 (*Ramp Down Plan*) and Schedule Z-7 (*Offshore Ramp Up Plan*) set out the currently planned onshore/offshore ramp plan. That ramp plan is for Transition planning and monitoring purposes only, in that Supplier and its Subcontractors are not permitted to reassign or otherwise redeploy or remove any Transitioned Personnel from their assigned Transition responsibilities, or to reassign or otherwise redeploy or remove any Supplier Personnel from onshore roles that are being moved to another location (whether to an offshore, near shore, or alternate onshore location), until all of the following conditions (the "***Transition Release Conditions***") have been met with respect to the relevant Personnel Group: (i) Health Net has approved in writing Supplier's (or, where applicable, a Subcontractor's) Knowledge Transfer and onshore/offshore ramp plans as they pertain to the Personnel Group subject to the same ramp down count as in Schedule Z-6 (*Ramp Down Plan*); (ii) all Transition Deliverables to be prepared by the Personnel Group have been completed and Accepted by Health Net; (iii) all Knowledge Transfer activities involving the Personnel Group have been completed and confirmed through quality assurance to have been completed successfully, (iv) all Transition Milestones including Knowledge Transfer milestones that the Personnel Group has a role in achieving have been achieved and Accepted by Health Net; (v) at least 30 days prior to Supplier's (or its Subcontractor's) proposed redeployment (or termination) of the members of the Personnel Group, Supplier has provided to Health Net (in writing) a list or other notice identifying the individual employees comprising the Personnel Group and indicating which are to be redeployed while remaining employed with Supplier or its Subcontractor and which are to be terminated, and Health Net has not, within the first 15 days of the 30-day notice period, objected to the proposed redeployment (or termination) on the basis that all Transition Release Conditions applicable to the relevant Personnel Group have not been met. For the avoidance of doubt, nothing in this Schedule Z is intended to limit in any way the provisions of Schedule E (*Employee Transfer*) that relate to the termination or redeployment of Transitioned Employees.

SCHEDULE Z-1

ACCEPTANCE PROCEDURES FOR TRANSITION DELIVERABLES AND MILESTONES

1. GENERAL

(a) The successful completion of any Transition Deliverable prepared and delivered pursuant to this Agreement or achievement of any Transition Milestone requires Acceptance of such Transition Deliverable or Transition Milestone by Health Net. Acceptance by Health Net requires that the Transition Deliverables and Transition Milestones be confirmed in writing by Health Net to meet applicable Acceptance Criteria which, in the case of Transition Deliverables consisting of Software, will include the successful completion of agreed upon acceptance and performance testing. In the case of Transition Deliverables that are component parts of larger Transition Deliverables, in addition to Acceptance of the component Transition Deliverables, the Transition Deliverable comprised of the component Transition Deliverables will also be subject to Health Net's Acceptance in its entirety.

(b) Upon completion of a Transition Deliverable or the accomplishment of a Transition Milestone, Supplier shall notify Health Net in writing that it has been completed and ready for Acceptance by Health Net. Health Net will evaluate it for Acceptance in accordance with this Schedule Z-1.

(c) Acceptance procedures for Transition Deliverables and Transition Milestones will be documented in the applicable Transition Plan (or referenced therein to the extent the Parties agree on standard procedures). Acceptance procedures will be sufficiently rigorous so as to verify that the Transition Deliverables conform in all material respects to all applicable specifications, Acceptance Criteria and performance requirements, as applicable, and, in the case of Transition Milestones, that their Acceptance Criteria have been accomplished.

(d) Health Net will be responsible for performing acceptance testing it requires prior to Acceptance of Transition Deliverables under this ScheduleZ-1. Supplier shall support Health Net's Acceptance testing as reasonably requested by Health Net, including by preparing appropriate test data, making available test collateral or other applicable documentation, answering questions, etc.

(e) The Acceptance process outlined below shall not be deemed to extend the scheduled completion date for any Transition Deliverable specified in a Transition Plan.

2. ACCEPTANCE PERIOD

Unless otherwise mutually agreed, Health Net shall notify Supplier whether a Transition Deliverable or Transition Milestone has satisfied the applicable Acceptance Criteria no later than (a) ten (10) Business Days (unless otherwise mutually agreed by the Parties) after (i) Supplier notifies Health Net that it has been completed and is ready for Health Net's confirmation that the Acceptance Criteria have been met, and (ii) makes available to Health Net all applicable Transition Deliverables in order for Health Net to confirm that Health Net has already completed all required acceptance testing on the Transition Deliverable(s) or (b) for Transition Deliverables that Health Net determines require acceptance testing by Health Net in the production environment, the Parties shall mutually agree upon the Acceptance Period on a case by case basis ("***Acceptance Period***").

3. ACCEPTANCE OF WRITTEN TRANSITION DELIVERABLES

(a) "***Written Transition Deliverables***" are all Transition Deliverables other than Operational Transition Deliverables as defined in Section 4 below. Supplier may submit interim drafts of Written Transition Deliverables (e.g., system designs and documentation, manuals) to Health Net for review. Health Net agrees to review and, if requested by Supplier, to reply to each interim draft within a reasonable period of time after receiving it from Supplier.

(b) When Supplier delivers a final Written Transition Deliverable to Health Net, Health Net will complete its review of such Deliverable within the Acceptance Period; provided that, if and to the extent any Written Transition Deliverable is delivered earlier or later than scheduled, the Acceptance Period shall be extended as reasonably necessary to accommodate the availability of the Health Net personnel responsible for reviewing such Written Transition Deliverable. Similarly, if and to the extent multiple Written Transition Deliverables are delivered to Health Net within an Acceptance Period, the Acceptance Period shall be extended for a mutually agreed upon period of time as reasonably necessary to accommodate the availability of Health Net personnel responsible for reviewing them.

(c) Health Net will notify Supplier in writing by the end of the Acceptance Period stating that such Written Transition Deliverable is accepted in the form delivered by Supplier or describing with reasonable particularity any deficiencies that must be corrected prior to acceptance of such Written Transition Deliverable. If Supplier does not receive any such notice from Health Net by the end of the Acceptance Period, Supplier shall promptly notify Health Net in writing that no such notice has been received. If Supplier does not receive a notice specifying deficiencies within ten (10) Business Days , or as otherwise mutually agreed by the Parties, after Health Net receives such written notification from Supplier, such Written Transition Deliverable will be deemed accepted by Health Net.

(d) If Health Net delivers to Supplier a notice of deficiencies, Supplier will at no additional charge to Health Net, correct the described deficiencies as quickly as possible and, in any event, unless otherwise mutually agreed by the Parties, within five (5) Business Days after Health Net notifies Supplier of the deficiencies.

(e) Upon receipt of a corrected Written Transition Deliverable from Supplier, Health Net will have a reasonable additional period of time to review the corrected Written Transition Deliverable. Supplier will, at no additional charge to Health Net, correct any further deficiencies identified by Health Net as quickly as possible and, in any event, unless otherwise mutually agreed by the Parties, within five (5) Business Days after Health Net notifies Supplier of the further deficiencies.

4. ACCEPTANCE OF OPERATIONAL TRANSITION DELIVERABLES

(a) "***Operational Transition Deliverables***" are Transition Deliverables comprised in whole or in part of Software. Prior to the date on which Supplier is scheduled to deliver each Operational Transition Deliverable to Health Net, Supplier and Health Net will (to the extent not previously set forth in the applicable Transition Plan) agree upon the testing procedures for the Operational Transition Deliverable, including detailed test criteria and expected results (the "***Acceptance Tests***"). The Acceptance Tests will be designed to determine whether the Operational Transition Deliverable contains any Transition Deliverable Defects (as defined below). Health Net will have the opportunity during the Acceptance Period to evaluate and test each Operational Transition Deliverable in accordance with the procedures set forth herein or in any Transition Plan.

(b) When Supplier has completed an Operational Transition Deliverable, Supplier will deliver the Operational Transition Deliverable to Health Net's designated site, notify the designated

Health Net person of delivery, and if Supplier is responsible for installation, install such Operational Transition Deliverable and perform an installation test reasonably acceptable to Health Net to verify that the Operational Transition Deliverable has been properly delivered and installed. Supplier shall notify Health Net in writing when the Operational Transition Deliverable is ready for Acceptance, provided that such notice shall not occur prior to the successful completion by Supplier of any installation tests. Receipt of such notice by Health Net will start the Acceptance Period or such other period as is stated in the applicable Transition Plan or as otherwise agreed to by the Parties.

(c) Health Net's obligation to review any Operational Transition Deliverable within the applicable Acceptance Period will be contingent on such Operational Transition Deliverable being delivered to Health Net as scheduled. If and to the extent any Operational Transition Deliverable is delivered earlier or later than scheduled, the Acceptance Period shall be extended as reasonably necessary to accommodate the availability of the Health Net personnel responsible for reviewing such Operational Transition Deliverable. Similarly, if and to the extent multiple Operational Transition Deliverables are delivered to Health Net within an Acceptance Period, the Acceptance Period shall be extended for a mutually agreed upon period of time as reasonably necessary to accommodate the availability of Health Net personnel responsible for reviewing them.

(d) Health Net shall notify Supplier in writing before the end of the Acceptance Period stating that the Operational Transition Deliverable is accepted in the form delivered by Supplier or describing the Transition Deliverable Defects as provided in Section 4(e) below. If Supplier does not receive any such notice from Health Net by the end of the Acceptance Period, Supplier shall promptly notify Health Net in writing that no such notice has been received. If Supplier does not receive a notice of Transition Deliverable Defects within ten (10) Business Days, or as otherwise mutually agreed by the Parties, after Health Net receives such written notification from Supplier, such Operational Transition Deliverable will be deemed accepted by Health Net.

(e) If Health Net determines during the Acceptance Period that the Operational Transition Deliverable as delivered by Supplier deviates in any material respect from its Acceptance Criteria or otherwise fails in any noted respect to successfully complete applicable Acceptance Tests (a "***Transition Deliverable Defect***"), Health Net will inform Supplier in writing, describing the Transition Deliverable Defect in sufficient detail to allow Supplier to recreate it. Supplier will correct any Transition Deliverable Defects in an Operational Transition Deliverable as soon as possible after receiving Health Net's notice of the Transition Deliverable Defects, but in any event within a period equal to the original Acceptance Period (unless otherwise specified in the applicable Transition Plan). Supplier will provide the corrected Operational Transition Deliverables to Health Net for re-testing.

(f) Health Net will have a reasonable additional period of time after receipt of the corrected Operational Transition Deliverable to re-test it so as to confirm that it does not deviate in any material respect from its Acceptance Criteria. Supplier will, at no additional charge to Health Net, correct any further Transition Deliverable Defects identified by Health Net during the re-test as quickly as possible, but in any event within a period equal to the original Acceptance Period (unless otherwise specified in the applicable Transition Plan).

5. ACCEPTANCE OF TRANSITION MILESTONES

To the extent that any Transition Milestone consists of or includes the delivery and Acceptance of Transition Deliverables, Acceptance of those aspects of the Transition Milestone will be as set forth in Sections 3 and 4 above, as applicable. Otherwise, when a Transition Milestone includes the accomplishment of certain results other than the completion of Transition Deliverables, Supplier will

notify Health Net in writing when Supplier believes all results to be accomplished and Acceptance Criteria to be met for the Transition Milestone to have been achieved. Upon receiving such a notice from Supplier, Health Net will respond in writing within ten (10) business days, or such other period as the Parties may agree to, either indicating Health Net's Acceptance of the Transition Milestone or describing what remains to be accomplished to meet its Acceptance Criteria.

SCHEDULES Z-2 - Z-12

[See attached Excel Worksheets]

SCHEDULE Z
SUBSCHEDULES

Z2 - Summary of Onshore and Offshore Counts and Ratios

TOWER	Onshore Current	Offshore Current	Onshore (Phase 2) End State	Offshore (Phase 2) End State	Approximate Current State On Shore Ratio	Approximate Current State Off Shore Ratio	Approximate End State (Phase 2) On	Approximate End State (Phase 2) Off Shore
Claims	424	782	207	999	35%	65%	17%	83%
Membership	510	120	268	362	81%	19%	43%	57%
Configuration	202	0	94	108	100%	0%	46%	54%
Contact Center	1318	46	67	1313	97%	3%	5%	95%
IT	144	950	120	974	13%	87%	11%	89%
A & G	130	9	57	82	94%	6%	41%	59%
Medical Management	141	0	18	123	100%	0%	13%	87%
QA & Training	100	0	98	2	100%	0%	98%	2%
TOTAL	2969	1907	930	3962	61%	39%	19%	81%

Z3 -Health Net Transition Support Role Descriptions

Role	Program Lead (Shared across all towers)
Health Net Personnel Role/ Job Description & Skill Set	• Authorized and mandated by Health Net to make decisions as may be necessary. • Sound understanding of Health Net's business operations • Ability to provide leadership for such large scale projects • Active Communication to Executive stakeholders
Assigned Tasks	Transition Readiness: • Communicate to key stakeholders about P5 initiative and objective • Identify key stakeholders across all functions who will work with Cognizant team to support this Transition. • Share roles and responsibilities of all identified stakeholders Process Assessment and Planning: • Interact with the Cognizant executive stakeholders to formally complete all relevant engagement and contractual documents • Collaborate with all teams within Health Net and ensure seamless migration of process to Cognizant. Act as interface between Health Net and Cognizant delivery teams. Knowledge Management: • Ensure that Knowledge Management Plan with timelines and expectations has been shared with all key Health Net stakeholders

Role	Transition Manager
Health Net Personnel Role/ Job Description & Skill Set	• Extensive Project management skills and indepth understanding of Health Net operations, people and overall organization environment • Ability to collaborate and design a joint Transition plan and take ownership of deliverables • Ability to lead the project team towards defined goals
Assigned Tasks	Transition Readiness: • Provide inputs to identified stakeholders at Health Net on expectations during Process Assessment Phase • Share details on key deliverables expected in PAT phase and share roles and responsibilities of each of them in closure of those deliverables • Work with Program Lead and share expectations with Cognizant for different Transition Phases • Sign off on high-level timelines Process Assessment and Planning: • Co-ordinate with Cognizant team and help them interact with process owners to understand As-Is process, people structure, technology, metrics, quality and all aspects of operational framework • Provide inputs to Cognizant team to help them perform Offshorability Analysis for in scope Business and help them prepare Detailed Transition Plan at activity level • Closely track and ensure completion of all the engagement activities and related Health Net deliverables throughout the Transition • Collaborate with all the key stakeholders across functions and ensure that Transition Plan is executed seamlessly • Sign off on detailed Transition Plan Knowledge Management: • Identify key resources from process and documentation function who will work with Cognizant in identifying the documentation gaps • Work with Cognizant and develop an update requirement plan (if documents are not 100% updated) • Closely monitor KM Plan and ensure that all inputs have been shared by Health Net stakeholders with no impact on timelines • Ensure completion of all Knowledge Management activities as per the plan prepared • Review and validate the final report on documentation gaps • Review and confirm the documentation update plan

Role	Supervisor
Health Net Personnel Role/ Job Description & Skill Set	• In-depth Process knowledge at an activity level • In-depth knowledge on SOP's, Process and Training documentation, Desktop Procedures and other process nuances • Understanding of SLA's and inputs that could potentially impact SLA outputs
Assigned Tasks	Transition Readiness: • Identify and allocate subject matter experts who would be explaining the 'as is' process • Review and provide inputs on Job Description for Cognizant team Process Assessment and Planning: • Work closely with Cognizant Team and give inputs from domain standpoint on all in scope processes • Provide a detailed list of in-scope and out of scope activity list • Provide inputs on current Operational Framework and related aspects and help them gather details pertaining to offshorable and on-shorable processes • Detailed walk through of the activities providing correlation between o In-scope and out of scope activities o Upstream and downstream process steps o SOP's, P & P's and Job Aids • Share details on As Is people profile and team structure and give inputs to prepare Job Description • Share inputs on Key metrics and SLAs currently tracked at Health Net • Sign off on Documentation requirement and update plan Knowledge Management: • Enable access to Health Net's subject matter experts who can demonstrate all in scope process scenarios to Cognizant team in a live or simulated production environment • Enable access to Cognizant team to view production systems, associate production process to validate to be requirements • Review and provide inputs to Cognizant team on updated documents • Sign off on updated desktop procedures, P & Ps and Job aids

Z3 -Health Net Transition Support Role Descriptions

Role	SME / QA
Health Net Personnel Role/ Job Description & Skill Set	• In-depth Process knowledge at an activity level • In-depth knowledge on SOP's, Process and Training documentation, Desktop Procedures and other process nuances • Understanding of SLA's and inputs that could potentially impact SLA outputs • Process knowledge at an activity level • Detailed knowledge on audit methodology and framework • Thorough understand of SLA and metrics • Management information system (MIS) reporting skills
Assigned Tasks	Transition Readiness: • Provide inputs pertaining Compliance and Regulatory requirements Process Assessment and Planning: • Provide Inputs to Cognizant team to develop - As Is Process maps - Process related documentation for in scope processes - List of In scope/out of scope activities, key handoffs, exceptions and key dependencies • Help Cognizant team to identify and segregate all the sub processes into two areas - Offshore and Onshore • Help Cognizant team to Identify key process areas that could potentially impact overall SLA's • Share details on As Is Training Framework in detail • Interact with Cognizant team to help them understand As Is quality framework and related aspects • Provide inputs on compliance related specific quality requirements (Legal, Statutory, State specific, Federal, HIPAA, CMS etc.) • Give details on Job Description for Quality Auditor Role • Provide inputs on 'As Is' understanding and help Cognizant team to capture detailed understanding of all performance related metrics and expectations from Health Net Knowledge Management: • Demonstrate all in scope process scenarios to Cognizant team in a live or simulated production environment • Review the updated documents through detailed walkthrough on SOP's, P & P's and Job aids in a live or simulated production environment. • Provide detailed feedback to Cognizant team on updated training documents • Demonstrate and give detailed walkthrough to all documents related to Quality and Audit Framework to Cognizant's team • Review, provide inputs and sign off on final updated audit documents

Role	Trainers
Assigned Tasks	Train the Trainer, Training curriculum validation, Training shadowing guidance and feedback

Role	Quality Assurance
Assigned Tasks	Quality Legend criteria design, calibration validation, reporting and feedback loop, QA standards review.

Role	SME
Assigned Tasks	Agent shadowing, performance monitoring and validation, floor support, agent performance support, operations support.

Role	Production Support Services
Health Net Personnel Role/ Job Description & Skill Set	•Ticket management •Release Management •Change Management •Capacity Planning
Assigned Tasks	• Communicate to key stakeholders about P5 initiative and objective • Identify key stakeholders across all functions who will work with Cognizant team to support this Transition. • Share roles and responsibilities of all identified stakeholders

Role	Project / Program management
Health Net Personnel Role/ Job Description & Skill Set	•Project management •Business requirements •UAT Analysis
Assigned Tasks	• Communicate to key stakeholders about P5 initiative and objective • Identify key stakeholders across all functions who will work with Cognizant team to support this Transition. • Share roles and responsibilities of all identified stakeholders

Role	Development Organization
Health Net Personnel Role/ Job Description & Skill Set	•Solutioning •Development •Implementation
Assigned Tasks	• Communicate to key stakeholders about P5 initiative and objective • Identify key stakeholders across all functions who will work with Cognizant team to support this Transition. • Share roles and responsibilities of all identified stakeholders

Role	Testing Services
Health Net Personnel Role/ Job Description & Skill Set	•System Integration Testing •UAT
Assigned Tasks	• Communicate to key stakeholders about P5 initiative and objective • Identify key stakeholders across all functions who will work with Cognizant team to support this Transition. • Share roles and responsibilities of all identified stakeholders

Z3 -Health Net Transition Support Role Descriptions

Role	Vendor Management
Health Net Personnel Role/ Job Description & Skill Set	•Vendor management •Contract management •Invoicing
Assigned Tasks	• Communicate to key stakeholders about P5 initiative and objective • Identify key stakeholders across all functions who will work with Cognizant team to support this Transition. • Share roles and responsibilities of all identified stakeholders

Role	System Architecture Services
Health Net Personnel Role/ Job Description & Skill Set	•Technology Roadmap •System Analysis •Data Analytics Oversight •Architecture
Assigned Tasks	• Communicate to key stakeholders about P5 initiative and objective • Identify key stakeholders across all functions who will work with Cognizant team to support this Transition. • Share roles and responsibilities of all identified stakeholders

Role	Security
Health Net Personnel Role/ Job Description & Skill Set	•Physical •System •Audit and Compliance
Assigned Tasks	• Communicate to key stakeholders about P5 initiative and objective • Identify key stakeholders across all functions who will work with Cognizant team to support this Transition. • Share roles and responsibilities of all identified stakeholders

Role	IT Management
Health Net Personnel Role/ Job Description & Skill Set	•Management •Communication
Assigned Tasks	• Communicate to key stakeholders about P5 initiative and objective • Identify key stakeholders across all functions who will work with Cognizant team to support this Transition. • Share roles and responsibilities of all identified stakeholders

Role	ITO Transition Phases
Health Net Personnel Role/ Job Description & Skill Set	•Database •Desk Side •Service Desk •Active Directory •Messaging & Collaboration •Health Net Network Support •Backup Platform
Assigned Tasks	• Communicate to key stakeholders about P5 initiative and objective • Identify key HN and IBM stakeholders across all functions who will work with Cognizant team to support this Transition. • Share roles and responsibilities of all identified stakeholders

Role	Knowledge transition planning
Health Net Personnel Role/ Job Description & Skill Set	Preplanning
Assigned Tasks	• Assist in pre-planning • Assist in transition oversight • Assist in escalation management • Overall responsibly to ensure all knowledge is shared from HN resources.

Role	Compliance POC
Health Net Personnel Role/ Job Description & Skill Set	• Sound understanding of State and Federal Regulations and Compliance • Sound understanding of Health Net's internal polcies and procedures from a compliance stand point • Active communication to onshore and offshore team about the changes to compliance and implementation of the same
Assigned Tasks	• Provide oversight on compliance to both onshore and offshore team • Ensure adherence to compliance • Report any deviations on compliance and implement corrective and preventive actions

Final

Z4 - Health Net Transition Support Personnel Levels

Tower(s)	Location	Role	Health Net Personnel Role/ Job Description & Skill Set	Transition Phase(s)	Start Month	End Month	No. Resources	Per Resource % Time Commitment	Seed Team Support	Assigned Tasks
SOW#1 Claims SOW#2 M&C SOW#5 QA, Training SOW#6 A&G SOW#7 Med Mgmt	Wood Land Hills / Rancho	Program Lead (Shared across all towers)	See "Role Desc" tab	Transition Readiness Process Assessment and Planning Knowledge Management	Sep-14	Jul-15	1	Approx 100% (15% per Tower)		See "Role Desc" tab
SOW#1 Claims	Wood Land Hills / Rancho	Transition Manager	See "Role Desc" tab	Transition Readiness Process Assessment and Planning Knowledge Management	Sep-14	Apr-15	1	100%		See "Role Desc" tab
SOW#1 Claims	Wood Land Hills / Rancho	Supervisor	See "Role Desc" tab	Transition Readiness Process Assessment and Planning Knowledge Management	Sep-14	Feb-15	20	10% through Sep-14 15% thereafter		See "Role Desc" tab
SOW#1 Claims	Wood Land Hills / Rancho	SME / QA	See "Role Desc" tab	Transition Readiness Process Assessment and Planning Knowledge Management	Sep-14	Feb-15	20	25%		See "Role Desc" tab
SOW#1 Claims	Wood Land Hills / Rancho	SME / QA	See "Role Desc" tab	Seed Team (wave 1)	Nov-14	Feb-15	4+4 = 8	Month 1 - 50% SME & 50% Trainer Month 2 - 25% SME & 25% Trainer Month 3 to 6 - 25% SME & 0% Trainer		See "Role Desc" tab
SOW#1 Claims	Wood Land Hills / Rancho	SME / QA	See "Role Desc" tab	Seed Team (wave 2)	Jan-15	Feb-15	4+4 = 8	Month 1 - 50% SME & 50% Trainer Month 2 - 25% SME & 25% Trainer Month 3 to 6 - 25% SME & 0% Trainer		See "Role Desc" tab
SOW#1 Claims	Wood Land Hills / Rancho	SME / QA	See "Role Desc" tab	Seed Team (wave 3)	Jul-15	Feb-15	1+1 = 2	Month 1 - 50% SME & 50% Trainer Month 2 - 25% SME & 25% Trainer Month 3 to 6 - 25% SME & 0% Trainer		See "Role Desc" tab
SOW#2 M&C	Wood Land Hills / Rancho / San Rafael	Transition Manager	See "Role Desc" tab	Transition Readiness Process Assessment and Planning Knowledge Management	Sep-14	Jul-15	1 for Membership 1 for Configuration	100%		See "Role Desc" tab
SOW#2 M&C	Wood Land Hills / Rancho / San Rafael	Supervisor	See "Role Desc" tab	Transition Readiness Process Assessment and Planning Knowledge Management	Sep-14	Feb-15	18 for Membership 11 for Configuration	10% through Sep-14 15% thereafter		See "Role Desc" tab
SOW#2 M&C	Wood Land Hills / Rancho / San Rafael	SME / QA	See "Role Desc" tab	Transition Readiness Process Assessment and Planning Knowledge Management	Sep-14	Feb-15	18 for Membership 11 for Configuration	25%		See "Role Desc" tab

Z4 - Health Net Transition Support Personnel Levels

Tower(s)	Location	Role	Health Net Personnel Role/ Job Description & Skill Set	Transition Phase(s)	Start Month	End Month	No. Resources	Per Resource % Time Commitment	Seed Team Support	Assigned Tasks
SOW#2 M&C	Wood Land Hills / Rancho / San Rafael	SME / QA	See "Role Desc" tab	Seed Team (wave 1)	Nov-14	Feb-15	(2+2) = 4 for Membership (1+1) = 2 for Configuration	Month 1 - 50% SME & 50% Trainer Month 2 - 25% SME & 25% Trainer Month 3 to 6 - 25% SME & 0% Trainer		See "Role Desc" tab
SOW#2 M&C	Wood Land Hills / Rancho / San Rafael	SME / QA	See "Role Desc" tab	Seed Team (wave 2)	Jan-15	Feb-15	(4+4) = 8 for Membership (1+1) = 2 for Configuration	Month 1 - 50% SME & 50% Trainer Month 2 - 25% SME & 25% Trainer Month 3 to 6 - 25% SME & 0% Trainer		See "Role Desc" tab
SOW#2 M&C	Wood Land Hills / Rancho / San Rafael	SME / QA	See "Role Desc" tab	Seed Team (wave 3)	Oct-15	Feb-15	(4+4) = 8 for Membership (1+1) = 2 for Configuration	Month 1 - 50% SME & 50% Trainer Month 2 - 25% SME & 25% Trainer Month 3 to 6 - 25% SME & 0% Trainer		See "Role Desc" tab
SOW#4 IT	Woodland Hills	Knowledge transition planning	See "Role Desc" tab	Pre-planning	Nov-14	Oct-14	7	25%		See "Role Desc" tab
SOW#4 IT	Woodland Hills	Production Support Services	See "Role Desc" tab	Knowledge transition Shadow and Reverse Shadow	Nov-14	Feb-15	11	25% during first 2-3 weeks (2 hours/day during KT) 12.5% thereafter (5 hours/week during shadow/reverse shadow)		See "Role Desc" tab
SOW#4 IT	Woodland Hills	Project / Program management	See "Role Desc" tab	Knowledge transition Shadow and Reverse Shadow	Nov-14	Feb-15	13	25% during first 2-3 weeks (2 hours/day during KT) 12.5% thereafter (5 hours/week during shadow/reverse shadow)		See "Role Desc" tab
SOW#4 IT	Woodland Hills	Development Organization	See "Role Desc" tab	Knowledge transition Shadow and Reverse Shadow	Nov-14	Feb-15	7	25% during first 2-3 weeks (2 hours/day during KT) 12.5% thereafter (5 hours/week during shadow/reverse shadow)		See "Role Desc" tab
SOW#4 IT	Woodland Hills	Testing Services	See "Role Desc" tab	Knowledge transition Shadow and Reverse Shadow	Nov-14	Feb-15	2	25% during first 2-3 weeks (2 hours/day during KT) 12.5% thereafter (5 hours/week during shadow/reverse shadow)		See "Role Desc" tab
SOW#4 IT	Woodland Hills	Vendor Management	See "Role Desc" tab	Knowledge transition Shadow and Reverse Shadow	Nov-14	Feb-15	1	25% during first 2-3 weeks (2 hours/day during KT) 12.5% thereafter (5 hours/week during shadow/reverse shadow)		See "Role Desc" tab
SOW#4 IT	Woodland Hills	System Architecture Services	See "Role Desc" tab	Knowledge transition Shadow and Reverse Shadow	Nov-14	Feb-15	8	25% during first 2-3 weeks (2 hours/day during KT) 12.5% thereafter (5 hours/week during shadow/reverse shadow)		See "Role Desc" tab
SOW#4 IT	Woodland Hills	Security	See "Role Desc" tab	Knowledge transition Shadow and Reverse Shadow	Nov-14	Feb-15	1	25% during first 2-3 weeks (2 hours/day during KT) 12.5% thereafter (5 hours/week during shadow/reverse shadow)		See "Role Desc" tab

Final

Z4 - Health Net Transition Support Personnel Levels

Tower(s)	Location	Role	Health Net Personnel Role/ Job Description & Skill Set	Transition Phase(s)	Start Month	End Month	No. Resources	Per Resource % Time Commitment	Seed Team Support	Assigned Tasks
SOW#4 IT	Woodland Hills	IT Management	See "Role Desc" tab	Knowledge transition Shadow and Reverse Shadow	Nov-14	Feb-15	1	25% during first 2-3 weeks (2 hours/day during KT) 12.5% thereafter (5 hours/week during shadow/reverse shadow)		See "Role Desc" tab
SOW#4 IT	Woodland Hills	ITO Transition phases	See "Role Desc" tab	Knowledge transition Shadow and Reverse Shadow	Nov-14	Oct-15	15	25% during first 2-3 weeks (2 hours/day during KT) of each phase 12.5% thereafter (5 hours/week during shadow/reverse shadow)		See "Role Desc" tab
SOW#4 IT	Rancho Cordova	Knowledge transition planning	See "Role Desc" tab	Pre-planning	Oct-14	Oct-14	7	25%		See "Role Desc" tab
SOW#4 IT	Rancho Cordova	Production Support Services	See "Role Desc" tab	Knowledge transition Shadow and Reverse Shadow	Nov-14	Feb-15	11	25% during first 2-3 weeks (2 hours/day during KT) 12.5% thereafter (5 hours/week during shadow/reverse shadow)		See "Role Desc" tab
SOW#4 IT	Rancho Cordova	Project / Program management	See "Role Desc" tab	Knowledge transition Shadow and Reverse Shadow	Nov-14	Feb-15	2	25% during first 2-3 weeks (2 hours/day during KT) 12.5% thereafter (5 hours/week during shadow/reverse shadow)		See "Role Desc" tab
SOW#4 IT	Rancho Cordova	Development Organization	See "Role Desc" tab	Knowledge transition Shadow and Reverse Shadow	Nov-14	Feb-15	8	25% during first 2-3 weeks (2 hours/day during KT) 12.5% thereafter (5 hours/week during shadow/reverse shadow)		See "Role Desc" tab
SOW#4 IT	Rancho Cordova	Testing Services	See "Role Desc" tab	Knowledge transition Shadow and Reverse Shadow	Nov-14	Feb-15	1	25% during first 2-3 weeks (2 hours/day during KT) 12.5% thereafter (5 hours/week during shadow/reverse shadow)		See "Role Desc" tab
SOW#4 IT	Rancho Cordova	Vendor Management	See "Role Desc" tab	Knowledge transition Shadow and Reverse Shadow	Nov-14	Feb-15	1	25% during first 2-3 weeks (2 hours/day during KT) 12.5% thereafter (5 hours/week during shadow/reverse shadow)		See "Role Desc" tab
SOW#4 IT	Rancho Cordova	System Architecture Services	See "Role Desc" tab	Knowledge transition Shadow and Reverse Shadow	Nov-14	Feb-15	8	25% during first 2-3 weeks (2 hours/day during KT) 12.5% thereafter (5 hours/week during shadow/reverse shadow)		See "Role Desc" tab
SOW#4 IT	Rancho Cordova	Security	See "Role Desc" tab	Knowledge transition Shadow and Reverse Shadow	Nov-14	Feb-15	1	25% during first 2-3 weeks (2 hours/day during KT) 12.5% thereafter (5 hours/week during shadow/reverse shadow)		See "Role Desc" tab
SOW#4 IT	Rancho Cordova	IT Management	See "Role Desc" tab	Knowledge transition Shadow and Reverse Shadow	Nov-14	Feb-15	1	25% during first 2-3 weeks (2 hours/day during KT) 12.5% thereafter (5 hours/week during shadow/reverse shadow)		See "Role Desc" tab

Z4 - Health Net Transition Support Personnel Levels

Tower(s)	Location	Role	Health Net Personnel Role/ Job Description & Skill Set	Transition Phase(s)	Start Month	End Month	No. Resources	Per Resource % Time Commitment	Seed Team Support	Assigned Tasks
SOW#4 IT	Rancho Cordova	ITO Transition phases	See "Role Desc" tab	Knowledge transition Shadow and Reverse Shadow	Sep-14	Feb-15	15	25% during first 2-3 weeks (2 hours/day during KT) of each phase 12.5% thereafter (5 hours/week during shadow/reverse shadow)		See "Role Desc" tab
SOW#5 QA, Training	Wood Land Hills / Rancho	Transition Manager	See "Role Desc" tab	Transition Readiness Process Assessment and Planning Knowledge Management	Sep-14	Mar-15	1	100%		See "Role Desc" tab
SOW#5 QA, Training	Wood Land Hills / Rancho	Supervisor	See "Role Desc" tab	Transition Readiness Process Assessment and Planning Knowledge Management	Sep-14	Feb-15	6	10% through Sep-14 15% thereafter		See "Role Desc" tab
SOW#5 QA, Training	Wood Land Hills / Rancho/San Rafael	SME / QA	See "Role Desc" tab	Transition Readiness Process Assessment and Planning Knowledge Management	Sep-14	Feb-15	11	25%		See "Role Desc" tab
SOW#6 A&G	Wood Land Hills	Transition Manager	See "Role Desc" tab	Transition Readiness Process Assessment and Planning Knowledge Management	Sep-14	Apr-15	1	100%		See "Role Desc" tab
SOW#6 A&G	Wood Land Hills	Supervisor	See "Role Desc" tab	Transition Readiness Process Assessment and Planning Knowledge Management	Sep-14	Feb-15	11	10% through Sep-14 15% thereafter		See "Role Desc" tab
SOW#6 A&G	Wood Land Hills	SME / QA	See "Role Desc" tab	Transition Readiness Process Assessment and Planning Knowledge Management	Sep-14	Feb-15	11	25%		See "Role Desc" tab
SOW#6 A&G	Tempe, AZ 85281	SME / QA	See "Role Desc" tab	Transition Readiness Process Assessment and Planning Knowledge Management	Sep-14	Feb-15	1	25%		See "Role Desc" tab
SOW#6 A&G	Wood Land Hills	SME / QA	See "Role Desc" tab	Seed Team (wave 1)	Nov-14	Feb-15	2+2 = 4	Month 1 - 50% SME & 50% Trainer Month 2 - 25% SME & 25% Trainer Month 3 to 6 - 25% SME & 0% Trainer		See "Role Desc" tab
SOW#7 Med Mgmt	Wood Land Hills	Transition Manager	See "Role Desc" tab	Transition Readiness Process Assessment and Planning Knowledge Management	Sep-14	Jul-15	1	100%		See "Role Desc" tab
SOW#7 Med Mgmt	Wood Land Hills	Supervisor	See "Role Desc" tab	Transition Readiness Process Assessment and Planning Knowledge Management	Sep-14	Feb-15	4	10% through Sep-14 15% thereafter		See "Role Desc" tab
SOW#7 Med Mgmt	Wood Land Hills	SME / QA	See "Role Desc" tab	Transition Readiness Process Assessment and Planning Knowledge Management	Sep-14	Jul-15	4	25%		See "Role Desc" tab
All Towers	All Locations	Compliance POC	See "Role Desc" tab	All Phase	Nov-14	Dec-16	1 per tower	On need basis		See "Role Desc" tab

Final

Z5 - Health Net Provided Transition Work Space

Location/ Tower	Address/ Phase	Number of Work Spaces by Month																												Related Services	Notes
		Sep-14	Oct-14	Nov-14	Dec-14	Jan-15	Feb-15	Mar-15	Apr-15	May-15	Jun-15	Jul-15	Aug-15	Sep-15	Oct-15	Nov-15	Dec-15	Jan-16	Feb-16	Mar-16	Apr-16	May-16	Jun-16	Jul-16	Aug-16	Sep-16	Oct-16	Nov-16	Dec-16		
	Combined Gold Pointe	**40**	**105**	**125**	**125**	**142**	**142**	**130**	**130**	**119**	**119**	**126**	**122**	**122**	**126**	**96**	**81**	**50**	**50**	**47**	**45**	**45**	**42**	**41**	**38**	**38**	**38**	**38**	**38**		
Rancho	**11931 Foundation Place Bldg D, Rancho Cordova CA 95670**	**40**	**102**	**102**	**102**	**102**	**102**	**90**	**90**	**88**	**88**	**88**	**88**	**88**	**88**	**58**	**43**	**28**	**28**	**28**	**28**	**28**	**28**	**28**	**25**	**25**	**25**	**25**	**25**	**Access to Internet, Telephones, Access to Cafeteria and Car parking**	
Configuration	Process Assessment		2	2	2																									**All resources concerned**	Mimimal workstations required for Process Assessment team as most of them would carry laptops and can work from Conference rooms.
Configuration	Knowledge Management					2	2	2	2																						
Configuration	Staff Augmentation team							3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3							
IT	Assessment	10																													
IT	Knowledge Management		40	40	40	40	40																								
IT	Steady State							25	25	25	25	25	25	25	25	25	25	25	25	25	25	25	25	25	25	25	25	25	25		
IT	Additional FTE requested	30	60	60	60	60	60	60	60	60	60	60	60	60	60	30	15														
Rancho	**11971 Foundation Place Bldg C - Rancho Cordova CA 95670**	**0**	**3**	**23**	**23**	**40**	**40**	**40**	**40**	**31**	**31**	**38**	**34**	**34**	**38**	**38**	**38**	**22**	**22**	**19**	**17**	**17**	**14**	**13**	**13**	**13**	**13**	**13**	**13**	**Access to Internet, Telephones, Access to Cafeteria and Car parking**	
Membership	Process Assessment		1	1	1																									**All resources concerned**	Mimimal workstations required for Process Assessment team as most of them would carry laptops and can work from Conference rooms.
Membership	Knowledge Management (Count)					13	13	13	13	6	6	3	3	3	3	3	3	3	3	3	3	3									
Membership	Staff Augmentation team														6	6	6	6	6	6	6	6	6	6	6	6	6	6	6		
Quality Assurance	Knowledge Management			4	4	6	6	6	6	6	6	9	5	5	3	3	3	3	3	3	1	1	1								
Claims	Process Assessment		2	2	2																										Mimimal workstations required for Process Assessment team as most of them would carry laptops and can work from Conference rooms.
Claims	Knowledge Management					2	2	2	2																						
Claims	Staff Augmentation Team			16	16	19	19	19	19	19	19	26	26	26	26	26	26	10	10	7	7	7	7	7	7	7	7	7	7		
	Combined LNR	**10**	**58**	**104**	**104**	**147**	**147**	**231**	**231**	**211**	**197**	**206**	**201**	**201**	**186**	**154**	**134**	**84**	**84**	**63**	**62**	**62**	**56**	**53**	**38**	**38**	**38**	**38**	**38**		
Woodland Hills	**21271 Burbank Blvd. Building B -- Floors 2-3 Woodland Hills CA 91367**	**10**	**47**	**47**	**47**	**47**	**47**	**103**	**103**	**103**	**103**	**103**	**103**	**103**	**103**	**71**	**51**	**31**	**31**	**31**	**31**	**31**	**31**	**31**	**31**	**31**	**31**	**31**	**31**	**Access to Internet, Telephones, Access to Cafeteria and Car parking**	
IT	Assessment	10																												**All resources concerned**	
IT	Knowledge Management		47	47	47	47	47																								
IT	Steady State							31	31	31	31	31	31	31	31	31	31	31	31	31	31	31	31	31	31	31	31	31	31		
IT	Additional FTE requested							72	72	72	72	72	72	72	72	40	20														
Woodland Hills	**21271 Burbank Blvd. Building C -- Floors 2-5 Woodland Hills CA 91367**	**0**	**7**	**34**	**34**	**77**	**77**	**91**	**91**	**75**	**61**	**55**	**50**	**50**	**54**	**54**	**54**	**24**	**24**	**17**	**16**	**16**	**10**	**7**	**7**	**7**	**7**	**7**	**7**	**Access to Internet, Telephones, Access to Cafeteria and Car parking**	
Medical Management	Process Assessment			8	8																										Mimimal workstations required for Process Assessment team as most of them would carry laptops and can work from Conference rooms.

Z5 - Health Net Provided Transition Work Space

Location/ Tower	Address/ Phase	Number of Work Spaces by Month																												Related Services	Notes
		Sep-14	Oct-14	Nov-14	Dec-14	Jan-15	Feb-15	Mar-15	Apr-15	May-15	Jun-15	Jul-15	Aug-15	Sep-15	Oct-15	Nov-15	Dec-15	Jan-16	Feb-16	Mar-16	Apr-16	May-16	Jun-16	Jul-16	Aug-16	Sep-16	Oct-16	Nov-16	Dec-16		
Medical Management	Knowledge Management & Train the Trainer							14	14	14																					
Claims	Process Assessment		3	3	3																										Mimimal workstations required for Process Assessment team as most of them would carry laptops and can work from Conference rooms.
Claims	Knowledge Management					3	3	3	3																						
Claims	Staff Augmentation Team			2	2	9	9	9	9	9	9	9	9	9	9	9	9	7	7											**All resources concerned**	
Quality Assurance	Process Assessment		2	2	2																										Mimimal workstations required for Process Assessment team as most of them would carry laptops and can work from Conference rooms.
Quality Assurance	Knowledge Management			4	4	11	11	11	11	12	12	12	7	7	4	4	4	4	4	4	3	3	3								
Membership	Process Assessment		2	2	2																										Mimimal workstations required for Process Assessment team as most of them would carry laptops and can work from Conference rooms.
Membership	Knowledge Management (Count)					26	26	26	26	12	12	6	6	6	6	6	6	6	6	6	6	6									
Membership	Staff Augmentation team			13	13	28	28	28	28	28	28	28	28	28	35	35	35	7	7	7	7	7	7	7	7	7	7	7	7		
Woodland Hills	**21281 Burbank Blvd. Building B -- Floors 1-5 Woodland Hills CA 91367**	**0**	**4**	**23**	**23**	**23**	**23**	**37**	**37**	**33**	**33**	**48**	**48**	**48**	**29**	**29**	**29**	**29**	**29**	**15**	**15**	**15**	**15**	**15**	**0**	**0**	**0**	**0**	**0**	**Access to Internet, Telephones, Access to Cafeteria and Car parking**	
Appeals and Grievances	Process Assessment		2	2	2																										Mimimal workstations required for Process Assessment team as most of them would carry laptops and can work from Conference rooms.
Appeals and Grievances	Knowledge Management					2	2	2	2																						
Appeals and Grievances	Staff Augmentation Team			19	19	19	19	19	19	19	19	19	19	19																**All resources concerned**	
Configuration	Process Assessment		2	2	2																										Mimimal workstations required for Process Assessment team as most of them would carry laptops and can work from Conference rooms.
Configuration	Knowledge Management					2	2	2	2																						
Configuration	Staff Augmentation team							14	14	14	14	29	29	29	29	29	29	29	29	15	15	15	15	15							
San Rafael	**2370 Kerner Boulevard San Rafael, CA 94901**	**0**	**3**	**3**	**3**	**3**	**3**	**3**	**3**	**0**	**0**	**0**	**0**	**0**	**3**	**3**	**3**	**3**	**3**	**3**	**3**	**3**	**3**	**2**	**2**	**2**	**2**	**2**	**2**	**Access to Internet, Telephones, Access to Cafeteria and Car parking**	
Appeals and Grievances	Process Assessment		2	2	2																										

Z5 - Health Net Provided Transition Work Space

Location/ Tower	Address/ Phase	Number of Work Spaces by Month Sep-14	Oct-14	Nov-14	Dec-14	Jan-15	Feb-15	Mar-15	Apr-15	May-15	Jun-15	Jul-15	Aug-15	Sep-15	Oct-15	Nov-15	Dec-15	Jan-16	Feb-16	Mar-16	Apr-16	May-16	Jun-16	Jul-16	Aug-16	Sep-16	Oct-16	Nov-16	Dec-16	Related Services	Notes
Appeals and Grievances	Knowledge Management					2	2	2	2																						
Membership	Process Assessment		1	1	1																									**All resources concerned**	Mimimal workstations required for Process Assessment team as most of them would carry laptops and can work from Conference rooms.
Membership	Knowledge Management					1	1	1	1																						
Membership	Staff Augmentation Team														2	2	2	2	2	2	2	2	2	2	2	2	2	2	2		
Quality Assurance	Knowledge Management														1	1	1	1	1	1	1	1	1								
Tempe	**1230 W Washington St, Tempe, AZ 85281, United States**	**0**	**2**	**2**	**2**	**2**	**2**	**2**	**2**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**Access to Internet, Telephones, Access to Cafeteria and Car parking**	
Appeals and Grievances	Process Assessment		2	2	2																										
Appeals and Grievances	Knowledge Management					2	2	2	2																						
	Totals:	**50**	**168**	**234**	**234**	**294**	**294**	**366**	**366**	**330**	**316**	**332**	**323**	**323**	**315**	**253**	**218**	**137**	**137**	**113**	**110**	**110**	**101**	**96**	**78**	**78**	**78**	**78**	**78**		

Z6 - Ramp-Down Plan

TOWER	FTE	Mar-15 M1	Apr-15 M2	May-15 M3	Jun-15 M4	Jul-15 M5	Aug-15 M6	Sep-15 M7	Oct-15 M8	Nov-15 M9	Dec-15 M10	Jan-16 M11	Feb-16 M12
Claims	**424**	424	424	424	424	424	424	424	424	424	403	393	371
Membership	**510**	510	510	510	510	510	510	510	510	510	493	484	458
Configuration	**202**	202	202	202	202	202	202	202	202	202	202	202	202
Contact Center	**1318**	1180	1005	780	649	535	475	440	365	205	123	123	123
IT	**144**	144	144	144	144	144	144	140	138	137	133	133	133
A & G	**130**	130	130	130	130	130	130	130	130	130	127	123	120
Medical Management	**141**	141	141	141	141	141	141	117	117	81	51	20	19
QA & Training	**100**	100	100	100	100	100	100	100	100	100	100	100	100
TOTAL	**2969**	2831	2656	2431	2300	2186	2126	2063	1986	1789	1632	1578	1525
Aggregate Variance by Month	0	138	313	538	669	783	843	906	983	1180	1337	1391	1444

TOWER	Mar-16 M13	Apr-16 M14	May-16 M15	Jun-16 M16	Jul-16 M17	Aug-16 M18	Sep-16 M19	Oct-16 M20	Nov-16 M21	Dec-16 M22	Jan-17 M23	Feb-17 M24	Approximate (Phase 2) End State Off Shore Ratio**	Approximate (Phase 2) End State On Shore Ratio**
Claims	347	331	315	298	272	263	242	234	227	220	214	207	51%	49%
Membership	431	414	396	379	361	343	335	326	326	307	297	268	47%	53%
Configuration	193	189	184	177	168	149	134	125	117	108	99	94	54%	46%
Contact Center	123	123	123	123	123	123	123	123	123	123	123	123	91%	9%
IT	131	131	131	131	131	131	127	127	127	125	123	120	17%	83%
A & G	115	110	103	93	89	86	80	75	67	60	58	57	56%	44%
Medical Management	18	18	18	18	18	18	18	18	18	18	18	18	87%	13%
QA & Training	100	100	100	100	100	100	100	100	100	100	100	98	2%	98%
TOTAL	1459	1415	1370	1319	1262	1213	1158	1127	1105	1061	1032	985	67%	33%
Aggregate Variance by Month	1510	1554	1599	1650	1707	1756	1811	1842	1864	1908	1937	1984		

** Does not include current state delivery from CTS

Notes:

Resource ramp within the PS structure to support transition and service continuity will be managed as per the phase 2 solution and will not require staffing increases from a HealthNet perspective
Normal attrition will be managed within the forecast (95% acceptance rates with 20% attrition in the first year)
Redeployment will be offered for each resource pool per month but will be dictated based on resource demand and released resource skill sets, location preferences and role applicability
End state changes to the on shore / rebadged headcount post 24 months will be managed by Cognizant and may change based on the detailed solution operating model
Role by role definitions of on / off shore by tower and process category will be dependent on the detailed HR system data transfer and finalized post MSA signature but prior to the start of phase 2
On shore resources will be required to support regulatory, voice and commercial contract requirements as per the on shore required tab
General functional wave by wave transition schedules are outlined in each of the SOW exhibit A-2 schedules

Z7 - Offshore Ramp-Up Plan

	Onshore	Offshore	Mar-15	Apr-15	May-15	Jun-15	Jul-15	Aug-15	Sep-15	Oct-15	Nov-15	Dec-15	Jan-16	Feb-16	Mar-16	Apr-16	May-16	Jun-16	Jul-16	Aug-16	Sep-16	Oct-16
TOWER	Current	Current	M1	M2	M3	M4	M5	M6	M7	M8	M9	M10	M11	M12	M13	M14	M15	M16	M17	M18	M19	M20
Claims	424	782	0	0	0	0	0	0	0	0	0	21	31	53	77	93	109	126	152	161	182	190
Membership	510	120	0	0	0	0	0	0	0	0	0	17	26	52	79	96	114	131	149	167	175	184
Configuration	202	0	0	0	0	0	0	0	0	0	0	0	0	0	9	13	18	25	34	53	68	77
Contact Center	1318	0	95	254	339	399	559	705	784	824	824	875	875	915	915	974	1034	1084	1134	1181	1181	1181
IT	144	950	0	0	0	0	0	0	4	6	7	11	11	11	13	13	13	13	13	13	17	17
A & G	130	9	0	0	0	0	0	0	0	0	0	3	7	10	15	20	27	37	41	44	50	55
Medical Management	141	0	0	0	0	0	0	0	24	24	60	90	121	122	123	123	123	123	123	123	123	123
QA & Training	100	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL	2969	1861	95	254	339	399	559	705	812	854	891	1017	1071	1164	1230	1333	1438	1539	1646	1742	1797	1828

Aggregate Variance by Month (onshore)			95	254	339	399	559	705	812	854	891	1017	1071	1164	1230	1333	1438	1539	1646	1742	1797	1828

Z7 - Offshore Ramp-Up Plan

TOWER	Onshore Current	Offshore Current	Nov-16 M21	Dec-16 M22	Jan-17 M23	Feb-17 M24	Onshore End State	Offshore End State	Approximate (Phase 2) End State Off Shore Ratio**	Approximate (Phase 2) End State On Shore Ratio**
Claims	424	782	197	204	210	217	**207**	**999**	83%	17%
Membership	510	120	184	203	213	242	**268**	**362**	57%	43%
Configuration	202	0	85	94	103	108	**94**	**108**	54%	46%
Contact Center	1318	0	1181	1181	1181	1181	**153**	**1181**	89%	11%
IT	144	950	17	19	21	24	**120**	**974**	89%	11%
A & G	130	9	63	70	72	73	**57**	**82**	59%	41%
Medical Management	141	0	123	123	123	123	**18**	**123**	87%	13%
QA & Training	100	0	0	0	0	2	**98**	**2**	2%	98%
TOTAL	**2969**	**1861**	1850	1894	1923	1970	1015	3831	79%	21%
Aggregate Variance by Month (onshore)			1850	1894	1923	1970				

** Does not include current state delivery from CTS

Further optimization of workforce may exist post 24 months depending on final operating model

Z8 - Required Onshore Positions

Tower	Total Scope	**HN Required Onshore	
		Voice	Regulatory / Commercial Contract
Claims	424	*0*	*70*
Membership (incl. Configuration)	712	*0*	*24*
Appeals & Grievance	130	*0*	*15*
Medical Management	141	*0*	*0*
QA & Training	100	*0*	*24*
IT	144	*0*	*0*
Call Center	1318	*0*	*153*
Total	2969	0	286

Resource Count Onshore by Location

Operations Tower		M1	M6	M12	M18	M24	M30	M36
		1508	1508	1269	960	744	559	508
Woodland Hills	**59%**	892	892	751	568	440	340	309
Glandale	**2%**	23	23	19	15	11	0	0
Huntinton Beach	**0%**	4	4	3	3	2	0	0
Rancho Cordova	**36%**	538	538	452	342	265	219	198
San Rafael	**3%**	38	38	32	24	19	0	0
Tempe, AZ	**1%**	8	8	7	5	4	0	0
CT/Remote	**0%**	5	5	4	3	2	0	0
San Diego	**0%**	1	1	1	1	0	0	0

Z9 - Staff Augmentation Plan

Staff augmentation team requirement by Tower

Tower	Trainers for offshore KT	QAs for offshore ramp	Staff Augmentation Team required	M-6 Jun	M-5 Jul	M-4 Aug	M-3 Sep	M-2 Oct	M-1 Nov	M-0 Dec	M1 Jan	M2 Feb	M3 Mar	M4 Apr	M5 May	M6 Jun	M7 Jul	M8 Aug	M9 Sep	M10 Oct	M11 Nov	M12 Dec	M13 Jan	M14 Feb	M15 Mar	M16 Apr	M17 May	M18 Jun	M19 Jul	M20 Aug	M21 Sep	M22 Oct	M23 Nov	M24 Dec	M25 Jan
Claims	12	23	35						18	18	28	28	28	28	28	28	35	35	35	35	35	35	17	17	7	7	7	7	7	7	7	7	0	0	0
Membership	13	30	28						13	13	28	28	28	28	28	28	28	28	28	43	43	43	15	15	15	15	15	15	15	15	15	15	15	15	0
Benefits Config	5	27	32										14	14	14	14	32	32	32	32	32	32	32	32	18	18	18	18	0	0	0	0	0	0	0
A&G	4	15	19						19	19	19	19	19	19	19	19	19	19	19	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medical Management	14												14	14	14																				
TOTAL	48	95	114	0	0	0	0	0	50	50	75	75	103	103	103	89	114	114	114	110	110	110	64	64	40	40	40	40	22	22	22	22	15	15	0

Trainers required to train the staff augmentation team

Tower	Trainer/SME required for Seed team	M-6 Jun	M-5 Jul	M-4 Aug	M-3 Sep	M-2 Oct	M-1 Nov	M-0 Dec	M1 Jan	M2 Feb	M3 Mar	M4 Apr	M5 May	M6 Jun	M7 Jul	M8 Aug	M9 Sep	M10 Oct	M11 Nov	M12 Dec	M13 Jan	M14 Feb	M15 Mar	M16 Apr	M17 May	M18 Jun	M19 Jul	M20 Aug	M21 Sep	M22 Oct	M23 Nov	M24 Dec	M25 Jan
Claims	10						4	4	8	8	8	8	4	4	2	2	2	2	2	2													
Membership	16						3	3	10	10	10	10	7	7	0	0	0	6	6	6	6	6	6										
Benefits Config	3										1	1	1	1	3	3	2	2	2	2													
A&G	2						2	2	2	2	2	2																					
TOTAL	31						9	9	20	20	21	21	12	12	5	5	4	10	10	10	6	6	6	0	0	0							

Notes

1 Staff Augmentation team will consist of processors who will be trained and deployed by HN in its onshore operations
2 Staff Augmentation team will create additional capacity for HN, enabling the release of more experienced resources to support offshore knowledge transfer and ramp u
3 The Staff Augmentation team needs to be deployed by Nov 2014 to allow sufficient time for the seed to learn the processes and become fully productive, to enable release of more experienced HN resources for offshore Transitio
4 No Staff Augmentation team required for Medical Management and the QA/Training towe
5 Trainer ratios assumed in the above estimation are ~ 1:20-25
6 QA Ratios assumed in the above estimation are ~ 1:10 for Claims, ~ 1: 6-8 for Membership, ~ 1:5 for A&G and ~ 1: 3-5 for Configuration area
7 Number of Trainers required to train the Staff Augmentation team are based on the number of processes within tower in which the Staff Augmentation team needs to be deploye
8 Trainers needed to train the Medical Management trainers is not listed

Final

Medical Management

S. NO.	Project Tasks	Ownership	Start Date	End Date
	Pre- Transition Activities			
1	Contract Sign off	HN & CTS	28-Jul-14	24-Oct-14
	Organization Announcement at HN	HN	27-Oct-14	31-Oct-14
2	Phase :- Transition Readiness Phase			
	Validate Solution Assumptions	CTS	3-Nov-14	7-Nov-14
	Team Charter	HN & CTS	3-Nov-14	14-Nov-14
	Transition Milestones and timelines	CTS	3-Nov-14	21-Nov-14
	Agenda and resource requirements for Process Assessment and Knowledge Management	CTS	3-Nov-14	28-Nov-14
3	Phase :- Process Assessment and Detailed Transition Planning			
	Transition Kick off Activity + Stake holder identification	HN & CTS	17-Nov-14	21-Nov-14
	Governance, communication & escalation plan	CTS	17-Nov-14	21-Nov-14
	Process Assessment Agenda Finalization and dependency matrix	CTS	17-Nov-14	28-Nov-14
	Gather or Create / Validate AS-IS & TO-BE SIPOC & Process Maps	CTS	1-Dec-14	19-Dec-14
	Gather & Finalize Technology requirements – applications required	CTS	8-Dec-14	26-Dec-14
	Staffing validation & Capacity Planning	CTS	8-Dec-14	26-Dec-14
	Review Training documentation and SOP readiness	CTS	29-Dec-14	23-Jan-15
	Capture Documentation gap - Training Documents	CTS	5-Jan-15	30-Jan-15
	Capture Documentation gap - Process PnP's Documents	CTS	5-Jan-15	30-Jan-15
	Gap documentation for HN review and Sign off	HN	26-Jan-15	27-Feb-15
	Accommodate Changes Suggested by Health Net	CTS	26-Jan-15	27-Feb-15
	Evaluate Health Net Trainer availability to train Supplier Trainers	CTS	9-Feb-15	27-Feb-15
	Evaluate Transaction Quality Auditor availability to audit offshore staff	CTS	9-Feb-15	27-Feb-15
4	Phase Knowledge Management	HN & CTS	2-Feb-15	27-Mar-15
	Create or update the available SOPs, P&Ps	CTS	16-Feb-15	27-Feb-15
	Create or update the Training docs	CTS	2-Mar-15	13-Mar-15
	Sign off on updated SOP's and Training Documentation	HN	16-Mar-15	27-Mar-15
	Accommodate Changes based on HN review	CTS	16-Mar-15	27-Mar-15

Jul-14	Aug-14				Sep-14					Oct-14				Nov-14				Dec-14					Jan-15				Feb-15				M
28-Jul-14	4-Aug-14	11-Aug-14	18-Aug-14	25-Aug-14	1-Sep-14	8-Sep-14	15-Sep-14	22-Sep-14	29-Sep-14	6-Oct-14	13-Oct-14	20-Oct-14	27-Oct-14	3-Nov-14	10-Nov-14	17-Nov-14	24-Nov-14	1-Dec-14	8-Dec-14	15-Dec-14	22-Dec-14	29-Dec-14	5-Jan-15	12-Jan-15	19-Jan-15	26-Jan-15	2-Feb-15	9-Feb-15	16-Feb-15	23-Feb-15	2-Mar-15	9-Mar-15

Medical Management

					Mar-15			Apr-15				May-15				Jun-15					Jul-15				Aug-15					Sep-15				Oct-15				Nov-15					Dec-15		
S. NO.	Project Tasks	Ownership	Start Date	End Date	16-Mar-15	23-Mar-15	30-Mar-15	6-Apr-15	13-Apr-15	20-Apr-15	27-Apr-15	4-May-15	11-May-15	18-May-15	25-May-15	1-Jun-15	8-Jun-15	15-Jun-15	22-Jun-15	29-Jun-15	6-Jul-15	13-Jul-15	20-Jul-15	27-Jul-15	3-Aug-15	10-Aug-15	17-Aug-15	24-Aug-15	31-Aug-15	7-Sep-15	14-Sep-15	21-Sep-15	28-Sep-15	5-Oct-15	12-Oct-15	19-Oct-15	26-Oct-15	2-Nov-15	9-Nov-15	16-Nov-15	23-Nov-15	30-Nov-15	7-Dec-15	14-Dec-15	21-Dec-15
	Pre- Transition Activities																																												
1	Contract Sign off	HN & CTS	28-Jul-14	24-Oct-14																																									
	Organization Announcement at HN	HN	27-Oct-14	31-Oct-14																																									
2	Phase :- Transition Readiness Phase																																												
	Validate Solution Assumptions	CTS	3-Nov-14	7-Nov-14																																									
	Team Charter	HN & CTS	3-Nov-14	14-Nov-14																																									
	Transition Milestones and timelines	CTS	3-Nov-14	21-Nov-14																																									
	Agenda and resource requirements for Process Assessment and Knowledge Management	CTS	3-Nov-14	28-Nov-14																																									
3	Phase :- Process Assessment and Detailed Transition Planning																																												
	Transition Kick off Activity + Stake holder identification	HN & CTS	17-Nov-14	21-Nov-14																																									
	Governance, communication & escalation plan	CTS	17-Nov-14	21-Nov-14																																									
	Process Assessment Agenda Finalization and dependency matrix	CTS	17-Nov-14	28-Nov-14																																									
	Gather or Create / Validate AS-IS & TO-BE SIPOC & Process Maps	CTS	1-Dec-14	19-Dec-14																																									
	Gather & Finalize Technology requirements – applications required	CTS	8-Dec-14	26-Dec-14																																									
	Staffing validation & Capacity Planning	CTS	8-Dec-14	26-Dec-14																																									
	Review Training documentation and SOP readiness	CTS	29-Dec-14	23-Jan-15																																									
	Capture Documentation gap - Training Documents	CTS	5-Jan-15	30-Jan-15																																									
	Capture Documentation gap - Process PnP's Documents	CTS	5-Jan-15	30-Jan-15																																									
	Gap documentation for HN review and Sign off	HN	26-Jan-15	27-Feb-15																																									
	Accommodate Changes Suggested by Health Net	CTS	26-Jan-15	27-Feb-15																																									
	Evaluate Health Net Trainer availability to train Supplier Trainers	CTS	9-Feb-15	27-Feb-15																																									
	Evaluate Transaction Quality Auditor availability to audit offshore staff	CTS	9-Feb-15	27-Feb-15																																									
4	Phase Knowledge Management	HN & CTS	2-Feb-15	27-Mar-15																																									
	Create or update the available SOPs, P&Ps	CTS	16-Feb-15	27-Feb-15																																									
	Create or update the Training docs	CTS	2-Mar-15	13-Mar-15																																									
	Sign off on updated SOP's and Training Documentation	HN	16-Mar-15	27-Mar-15																																									
	Accommodate Changes based on HN review	CTS	16-Mar-15	27-Mar-15																																									

Final

Medical Management

						Jan-16				Feb-16				Mar-16					Apr-16				May-16					Jun-16				Jul-16				Aug-16					Sep-16				
S. NO.	Project Tasks	Ownership	Start Date	End Date	28-Dec-15	4-Jan-16	11-Jan-16	18-Jan-16	25-Jan-16	1-Feb-16	8-Feb-16	15-Feb-16	22-Feb-16	29-Feb-16	7-Mar-16	14-Mar-16	21-Mar-16	28-Mar-16	4-Apr-16	11-Apr-16	18-Apr-16	25-Apr-16	2-May-16	9-May-16	16-May-16	23-May-16	30-May-16	6-Jun-16	13-Jun-16	20-Jun-16	27-Jun-16	4-Jul-16	11-Jul-16	18-Jul-16	25-Jul-16	1-Aug-16	8-Aug-16	15-Aug-16	22-Aug-16	29-Aug-16	5-Sep-16	12-Sep-16	19-Sep-16	26-Sep-16	3-Oct-16
	Pre- Transition Activities																																												
1	Contract Sign off	HN & CTS	28-Jul-14	24-Oct-14																																									
	Organization Announcement at HN	HN	27-Oct-14	31-Oct-14																																									
2	Phase :- Transition Readiness Phase		3-Nov-14	28-Nov-14																																									
	Validate Solution Assumptions	CTS	3-Nov-14	7-Nov-14																																									
	Team Charter	HN & CTS	3-Nov-14	14-Nov-14																																									
	Transition Milestones and timelines	CTS	3-Nov-14	21-Nov-14																																									
	Agenda and resource requirements for Process Assessment and Knowledge Management	CTS	3-Nov-14	28-Nov-14																																									
3	Phase :- Process Assessment and Detailed Transition Planning		17-Nov-14	27-Feb-15																																									
	Transition Kick off Activity + Stake holder identification	HN & CTS	17-Nov-14	21-Nov-14																																									
	Governance, communication & escalation plan	CTS	17-Nov-14	21-Nov-14																																									
	Process Assessment Agenda Finalization and dependency matrix	CTS	17-Nov-14	28-Nov-14																																									
	Gather or Create / Validate AS-IS & TO-BE SIPOC & Process Maps	CTS	1-Dec-14	19-Dec-14																																									
	Gather & Finalize Technology requirements – applications required	CTS	8-Dec-14	26-Dec-14																																									
	Staffing validation & Capacity Planning	CTS	8-Dec-14	26-Dec-14																																									
	Review Training documentation and SOP readiness	CTS	29-Dec-14	23-Jan-15																																									
	Capture Documentation gap - Training Documents	CTS	5-Jan-15	30-Jan-15																																									
	Capture Documentation gap - Process PnP's Documents	CTS	5-Jan-15	30-Jan-15																																									
	Gap documentation for HN review and Sign off	HN	26-Jan-15	27-Feb-15																																									
	Accommodate Changes Suggested by Health Net	CTS	26-Jan-15	27-Feb-15																																									
	Evaluate Health Net Trainer availability to train Supplier Trainers	CTS	9-Feb-15	27-Feb-15																																									
	Evaluate Transaction Quality Auditor availability to audit offshore staff	CTS	9-Feb-15	27-Feb-15																																									
4	Phase Knowledge Management	HN & CTS	2-Feb-15	27-Mar-15																																									
	Create or update the available SOPs, P&Ps	CTS	16-Feb-15	27-Feb-15																																									
	Create or update the Training docs	CTS	2-Mar-15	13-Mar-15																																									
	Sign off on updated SOP's and Training Documentation	HN	16-Mar-15	27-Mar-15																																									
	Accommodate Changes based on HN review	CTS	16-Mar-15	27-Mar-15																																									

Medical Management

					Oct-16				Nov-16				Dec-16				Jan-17				
S. NO.	Project Tasks	Ownership	Start Date	End Date	10-Oct-16	17-Oct-16	24-Oct-16	31-Oct-16	7-Nov-16	14-Nov-16	21-Nov-16	28-Nov-16	5-Dec-16	12-Dec-16	19-Dec-16	26-Dec-16	2-Jan-17	9-Jan-17	16-Jan-17	23-Jan-17	30-Jan-17
	Pre- Transition Activities																				
1	Contract Sign off	HN & CTS	28-Jul-14	24-Oct-14																	
	Organization Announcement at HN	HN	27-Oct-14	31-Oct-14																	
2	Phase :- Transition Readiness Phase		[illegible]	[illegible]																	
	Validate Solution Assumptions	CTS	3-Nov-14	7-Nov-14																	
	Team Charter	HN & CTS	3-Nov-14	14-Nov-14																	
	Transition Milestones and timelines	CTS	3-Nov-14	21-Nov-14																	
	Agenda and resource requirements for Process Assessment and Knowledge Management	CTS	3-Nov-14	28-Nov-14																	
3	Phase :- Process Assessment and Detailed Transition Planning		[illegible]	[illegible]																	
	Transition Kick off Activity + Stake holder identification	HN & CTS	17-Nov-14	21-Nov-14																	
	Governance, communication & escalation plan	CTS	17-Nov-14	21-Nov-14																	
	Process Assessment Agenda Finalization and dependency matrix	CTS	17-Nov-14	28-Nov-14																	
	Gather or Create / Validate AS-IS & TO-BE SIPOC & Process Maps	CTS	1-Dec-14	19-Dec-14																	
	Gather & Finalize Technology requirements – applications required	CTS	8-Dec-14	26-Dec-14																	
	Staffing validation & Capacity Planning	CTS	8-Dec-14	26-Dec-14																	
	Review Training documentation and SOP readiness	CTS	29-Dec-14	23-Jan-15																	
	Capture Documentation gap - Training Documents	CTS	5-Jan-15	30-Jan-15																	
	Capture Documentation gap - Process PnP's Documents	CTS	5-Jan-15	30-Jan-15																	
	Gap documentation for HN review and Sign off	HN	26-Jan-15	27-Feb-15																	
	Accommodate Changes Suggested by Health Net	CTS	26-Jan-15	27-Feb-15																	
	Evaluate Health Net Trainer availability to train Supplier Trainers	CTS	9-Feb-15	27-Feb-15																	
	Evaluate Transaction Quality Auditor availability to audit offshore staff	CTS	9-Feb-15	27-Feb-15																	
4	Phase Knowledge Management	HN & CTS	2-Feb-15	27-Mar-15																	
	Create or update the available SOPs, P&Ps	CTS	16-Feb-15	27-Feb-15																	
	Create or update the Training docs	CTS	2-Mar-15	13-Mar-15																	
	Sign off on updated SOP's and Training Documentation	HN	16-Mar-15	27-Mar-15																	
	Accommodate Changes based on HN review	CTS	16-Mar-15	27-Mar-15																	

Final

	Transition Activities			
5	Phase :- Re-badging Health Net Staff		2-Mar-15	2-Mar-15
6	Phase :-TTT Phase @ Health Net USA		6-Apr-15	29-May-15
	TTT @ Health NET (Class Room)	HN	6-Apr-15	17-Apr-15
	On Job Training	HN	20-Apr-15	29-May-15
7	Phase :-Offshore Knowledge Transfer :- MM Wave 1-Intake Process - CCR & HNU		1-Jun-15	19-Jun-15
	Boot Camps-	CTS	4-May-15	29-May-15
	Classroom	CTS	1-Jun-15	12-Jun-15
	Hands on Training	CTS	15-Jun-15	24-Jul-15
	Assessment week	CTS	20-Jul-15	24-Jul-15
	Phase :-Ramp :- MM Wave 1	CTS	27-Jul-15	16-Oct-15
	25% Volume Ramp - Capacity	CTS	27-Jul-15	21-Aug-15
	50% Volume Ramp - Capacity	CTS	24-Aug-15	18-Sep-15
	100% Volume Ramp - Capacity	CTS	21-Sep-15	16-Oct-15
	Go Live Wave 1	CTS	19-Oct-15	
	Phase :-Offshore Knowledge Transfer :- MM Wave 2-Intake Process - MRU & PCU	CTS	1-Jun-15	[illegible]
	Boot Camps-	CTS	4-May-15	29-May-15
	Classroom	CTS	1-Jun-15	12-Jun-15
	Hands on Training	CTS	15-Jun-15	24-Jul-15
	Assessment week	CTS	20-Jul-15	24-Jul-15
	Phase :-Ramp :- MM Wave 2	CTS	27-Jul-15	16-Oct-15
	25% Volume Ramp - Capacity	CTS	27-Jul-15	21-Aug-15
	50% Volume Ramp - Capacity	CTS	24-Aug-15	18-Sep-15
	100% Volume Ramp - Capacity	CTS	21-Sep-15	16-Oct-15
	Go Live Wave 2	CTS	19-Oct-15	

	Transition Activities			
5	Phase :- Re-badging Health Net Staff		2-Mar-15	2-Mar-15
6	Phase :-TTT Phase @ Health Net USA		6-Apr-15	29-May-15
	TTT @ Health NET (Class Room)	HN	6-Apr-15	17-Apr-15
	On Job Training	HN	20-Apr-15	29-May-15
7	Phase :-Offshore Knowledge Transfer :- MM Wave 1-Intake Process - CCR & HNU		1-Jun-15	19-Jun-15
	Boot Camps-	CTS	4-May-15	29-May-15
	Classroom	CTS	1-Jun-15	12-Jun-15
	Hands on Training	CTS	15-Jun-15	24-Jul-15
	Assessment week	CTS	20-Jul-15	24-Jul-15
	Phase :-Ramp :- MM Wave 1	CTS	27-Jul-15	16-Oct-15
	25% Volume Ramp - Capacity	CTS	27-Jul-15	21-Aug-15
	50% Volume Ramp - Capacity	CTS	24-Aug-15	18-Sep-15
	100% Volume Ramp - Capacity	CTS	21-Sep-15	16-Oct-15
	Go Live Wave 1	CTS	19-Oct-15	
	Phase :-Offshore Knowledge Transfer :- MM Wave 2-Intake Process - MRU & PCU	CTS	1-Jun-15	[illegible]
	Boot Camps-	CTS	4-May-15	29-May-15
	Classroom	CTS	1-Jun-15	12-Jun-15
	Hands on Training	CTS	15-Jun-15	24-Jul-15
	Assessment week	CTS	20-Jul-15	24-Jul-15
	Phase :-Ramp :- MM Wave 2	CTS	27-Jul-15	16-Oct-15
	25% Volume Ramp - Capacity	CTS	27-Jul-15	21-Aug-15
	50% Volume Ramp - Capacity	CTS	24-Aug-15	18-Sep-15
	100% Volume Ramp - Capacity	CTS	21-Sep-15	16-Oct-15
	Go Live Wave 2	CTS	19-Oct-15	

Final

	Transition Activities			
5	Phase :- Re-badging Health Net Staff		2-Mar-15	2-Mar-15
6	Phase :-TTT Phase @ Health Net USA		6-Apr-15	29-May-15
	TTT @ Health NET (Class Room)	HN	6-Apr-15	17-Apr-15
	On Job Training	HN	20-Apr-15	29-May-15
7	Phase :-Offshore Knowledge Transfer :- MM Wave 1-Intake Process - CCR & HNU		1-Jun-15	19-Jun-15
	Boot Camps-	CTS	4-May-15	29-May-15
	Classroom	CTS	1-Jun-15	12-Jun-15
	Hands on Training	CTS	15-Jun-15	24-Jul-15
	Assessment week	CTS	20-Jul-15	24-Jul-15
	Phase :-Ramp :- MM Wave 1	CTS	27-Jul-15	16-Oct-15
	25% Volume Ramp - Capacity	CTS	27-Jul-15	21-Aug-15
	50% Volume Ramp - Capacity	CTS	24-Aug-15	18-Sep-15
	100% Volume Ramp - Capacity	CTS	21-Sep-15	16-Oct-15
	Go Live Wave 1	CTS	19-Oct-15	
	Phase :-Offshore Knowledge Transfer :- MM Wave 2-Intake Process - MRU & PCU	CTS	1-Jun-15	
	Boot Camps-	CTS	4-May-15	29-May-15
	Classroom	CTS	1-Jun-15	12-Jun-15
	Hands on Training	CTS	15-Jun-15	24-Jul-15
	Assessment week	CTS	20-Jul-15	24-Jul-15
	Phase :-Ramp :- MM Wave 2	CTS	27-Jul-15	16-Oct-15
	25% Volume Ramp - Capacity	CTS	27-Jul-15	21-Aug-15
	50% Volume Ramp - Capacity	CTS	24-Aug-15	18-Sep-15
	100% Volume Ramp - Capacity	CTS	21-Sep-15	16-Oct-15
	Go Live Wave 2	CTS	19-Oct-15	

Final

	Transition Activities			
5	Phase :- Re-badging Health Net Staff		2-Mar-15	2-Mar-15
6	Phase :-TTT Phase @ Health Net USA		6-Apr-15	29-May-15
	TTT @ Health NET (Class Room)	HN	6-Apr-15	17-Apr-15
	On Job Training	HN	20-Apr-15	29-May-15
7	Phase :-Offshore Knowledge Transfer :- MM Wave 1-Intake Process - CCR & HNU		1-Jun-15	19-Jun-15
	Boot Camps-	CTS	4-May-15	29-May-15
	Classroom	CTS	1-Jun-15	12-Jun-15
	Hands on Training	CTS	15-Jun-15	24-Jul-15
	Assessment week	CTS	20-Jul-15	24-Jul-15
	Phase :-Ramp :- MM Wave 1	CTS	27-Jul-15	16-Oct-15
	25% Volume Ramp - Capacity	CTS	27-Jul-15	21-Aug-15
	50% Volume Ramp - Capacity	CTS	24-Aug-15	18-Sep-15
	100% Volume Ramp - Capacity	CTS	21-Sep-15	16-Oct-15
	Go Live Wave 1	CTS	19-Oct-15	
	Phase :-Offshore Knowledge Transfer :- MM Wave 2-Intake Process - MRU & PCU	CTS	1-Jun-15	
	Boot Camps-	CTS	4-May-15	29-May-15
	Classroom	CTS	1-Jun-15	12-Jun-15
	Hands on Training	CTS	15-Jun-15	24-Jul-15
	Assessment week	CTS	20-Jul-15	24-Jul-15
	Phase :-Ramp :- MM Wave 2	CTS	27-Jul-15	16-Oct-15
	25% Volume Ramp - Capacity	CTS	27-Jul-15	21-Aug-15
	50% Volume Ramp - Capacity	CTS	24-Aug-15	18-Sep-15
	100% Volume Ramp - Capacity	CTS	21-Sep-15	16-Oct-15
	Go Live Wave 2	CTS	19-Oct-15	

Appeals and Grievances- USA to Philippines

S. NO.	Project Tasks	Ownership	Start Date	End Date
	Pre- Transition Activities			
1	Contract Sign off	HN & CTS	28-Jul-14	24-Oct-14
	Organization Announcement at HN	HN	27-Oct-14	31-Oct-14
2	Phase :- Transition Readiness Phase		[illegible]	28-Nov-14
2.1	Validate Solution Assumptions	CTS	3-Nov-14	7-Nov-14
2.2	Team Charter	HN & CTS	3-Nov-14	14-Nov-14
2.3	Transition Milestones and timelines	CTS	3-Nov-14	21-Nov-14
2.4	Agenda and resource requirements for Process Assessment and Knowledge Management	CTS	3-Nov-14	5-Dec-14
3	Phase :- Process Assessment and Detailed Transition Planning		10-Nov-14	27-Feb-15
3.1	Transition Kick off Activity + Stake holder identification	HN & CTS	10-Nov-14	14-Nov-14
3.2	Governance, communication & escalation plan	CTS	10-Nov-14	14-Nov-14
3.3	Process Assessment Agenda Finalization and dependency matrix	CTS	10-Nov-14	21-Nov-14
3.4	Gather or Create / Validate AS-IS & TO-BE SIPOC & Process Maps	CTS	24-Nov-14	12-Dec-14
3.5	Gather & Finalize Technology requirements – applications required	CTS	1-Dec-14	19-Dec-14
3.6	Staffing validation & Capacity Planning	CTS	1-Dec-14	19-Dec-14
3.7	Review Training documentation and SOP readiness	CTS	22-Dec-14	9-Jan-15
	Documentation gap - Training	CTS	5-Jan-15	30-Jan-15
	Documentation gap - Process PnP's	CTS	5-Jan-15	30-Jan-15
	Gap documentation for HN review and Sign off	HN	2-Feb-15	27-Feb-15
3.8	Evaluate Trainer availability	CTS	9-Feb-15	27-Feb-15
3.9	Evaluate Quality Auditor avail	CTS	9-Feb-15	27-Feb-15
4	Phase Knowledge Management		5-Jan-15	24-Apr-15
4.1	Process Shadowing and Understanding	CTS	5-Jan-15	30-Jan-15
4.2	create or update the available SOPs, P&Ps	CTS	2-Feb-15	27-Feb-15
4.3	create or update the Training docs	CTS	2-Mar-15	27-Mar-15
4.4	Sign off on updated SOP's and Training Documentation	HN	30-Mar-15	24-Apr-15
4.5	Accommodate Changes based on HN review	CTS	30-Mar-15	24-Apr-15

Timeline months: Jul-14, Aug-14, Sep-14, Oct-14, Nov-14, Dec-14, Jan-15, Feb-15, M

Timeline weeks: 28-Jul-14, 4-Aug-14, 11-Aug-14, 18-Aug-14, 25-Aug-14, 1-Sep-14, 8-Sep-14, 15-Sep-14, 22-Sep-14, 29-Sep-14, 6-Oct-14, 13-Oct-14, 20-Oct-14, 27-Oct-14, 3-Nov-14, 10-Nov-14, 17-Nov-14, 24-Nov-14, 1-Dec-14, 8-Dec-14, 15-Dec-14, 22-Dec-14, 29-Dec-14, 5-Jan-15, 12-Jan-15, 19-Jan-15, 26-Jan-15, 2-Feb-15, 9-Feb-15, 16-Feb-15, 23-Feb-15, 2-Mar-15, 9-Mar-15

Appeals and Grievances- USA to Philippines

S. NO.	Project Tasks	Ownership	Start Date	End Date
	Pre- Transition Activities			
1	Contract Sign off	HN & CTS	28-Jul-14	24-Oct-14
	Organization Announcement at HN	HN	27-Oct-14	31-Oct-14
2	Phase :- Transition Readiness Phase		[illegible]	[illegible]
2.1	Validate Solution Assumptions	CTS	3-Nov-14	7-Nov-14
2.2	Team Charter	HN & CTS	3-Nov-14	14-Nov-14
2.3	Transition Milestones and timelines	CTS	3-Nov-14	21-Nov-14
2.4	Agenda and resource requirements for Process Assessment and Knowledge Management	CTS	3-Nov-14	5-Dec-14
3	Phase :- Process Assessment and Detailed Transition Planning		[illegible]	[illegible]
3.1	Transition Kick off Activity + Stake holder identification	HN & CTS	10-Nov-14	14-Nov-14
3.2	Governance, communication & escalation plan	CTS	10-Nov-14	14-Nov-14
3.3	Process Assessment Agenda Finalization and dependency matrix	CTS	10-Nov-14	21-Nov-14
3.4	Gather or Create / Validate AS-IS & TO-BE SIPOC & Process Maps	CTS	24-Nov-14	12-Dec-14
3.5	Gather & Finalize Technology requirements – applications required	CTS	1-Dec-14	19-Dec-14
3.6	Staffing validation & Capacity Planning	CTS	1-Dec-14	19-Dec-14
3.7	Review Training documentation and SOP readiness	CTS	22-Dec-14	9-Jan-15
	Documentation gap - Training	CTS	5-Jan-15	30-Jan-15
	Documentation gap - Process PnP's	CTS	5-Jan-15	30-Jan-15
	Gap documentation for HN review and Sign off	HN	2-Feb-15	27-Feb-15
3.8	Evaluate Trainer availability	CTS	9-Feb-15	27-Feb-15
3.9	Evaluate Quality Auditor avail	CTS	9-Feb-15	27-Feb-15
4	Phase Knowledge Management		5-Jan-15	24-Apr-15
4.1	Process Shadowing and Understanding	CTS	5-Jan-15	30-Jan-15
4.2	create or update the available SOPs, P&Ps	CTS	2-Feb-15	27-Feb-15
4.3	create or update the Training docs	CTS	2-Mar-15	27-Mar-15
4.4	Sign off on updated SOP's and Training Documentation	HN	30-Mar-15	24-Apr-15
4.5	Accommodate Changes based on HN review	CTS	30-Mar-15	24-Apr-15

Month	Weeks
Mar-15	16-Mar-15, 23-Mar-15, 30-Mar-15
Apr-15	6-Apr-15, 13-Apr-15, 20-Apr-15, 27-Apr-15
May-15	4-May-15, 11-May-15, 18-May-15, 25-May-15
Jun-15	1-Jun-15, 8-Jun-15, 15-Jun-15, 22-Jun-15, 29-Jun-15
Jul-15	6-Jul-15, 13-Jul-15, 20-Jul-15, 27-Jul-15
Aug-15	3-Aug-15, 10-Aug-15, 17-Aug-15, 24-Aug-15, 31-Aug-15
Sep-15	7-Sep-15, 14-Sep-15, 21-Sep-15, 28-Sep-15
Oct-15	5-Oct-15, 12-Oct-15, 19-Oct-15, 26-Oct-15
Nov-15	2-Nov-15, 9-Nov-15, 16-Nov-15, 23-Nov-15, 30-Nov-15
Dec-15	7-Dec-15, 14-Dec-15, 21-Dec-15

Final

Appeals and Grievances- USA to Philippines

						Jan-16				Feb-16					Mar-16				Apr-16				May-16					Jun-16				July-16				Aug-16					Sept-16				
S. NO.	Project Tasks	Ownership	Start Date	End Date	28-Dec-15	4-Jan-16	11-Jan-16	18-Jan-16	25-Jan-16	1-Feb-16	8-Feb-16	15-Feb-16	22-Feb-16	29-Feb-16	7-Mar-16	14-Mar-16	21-Mar-16	28-Mar-16	4-Apr-16	11-Apr-16	18-Apr-16	25-Apr-16	2-May-16	9-May-16	16-May-16	23-May-16	30-May-16	6-Jun-16	13-Jun-16	20-Jun-16	27-Jun-16	4-Jul-16	11-Jul-16	18-Jul-16	25-Jul-16	1-Aug-16	8-Aug-16	15-Aug-16	22-Aug-16	29-Aug-16	5-Sep-16	12-Sep-16	19-Sep-16	26-Sep-16	3-Oct-16
	Pre- Transition Activities																																												
1	Contract Sign off	HN & CTS	28-Jul-14	24-Oct-14																																									
	Organization Announcement at HN	HN	27-Oct-14	31-Oct-14																																									
2	Phase :- Transition Readiness Phase																																												
2.1	Validate Solution Assumptions	CTS	3-Nov-14	7-Nov-14																																									
2.2	Team Charter	HN & CTS	3-Nov-14	14-Nov-14																																									
2.3	Transition Milestones and timelines	CTS	3-Nov-14	21-Nov-14																																									
2.4	Agenda and resource requirements for Process Assessment and Knowledge Management	CTS	3-Nov-14	5-Dec-14																																									
3	Phase :- Process Assessment and Detailed Transition Planning																																												
3.1	Transition Kick off Activity + Stake holder identification	HN & CTS	10-Nov-14	14-Nov-14																																									
3.2	Governance, communication & escalation plan	CTS	10-Nov-14	14-Nov-14																																									
3.3	Process Assessment Agenda Finalization and dependency matrix	CTS	10-Nov-14	21-Nov-14																																									
3.4	Gather or Create / Validate AS-IS & TO-BE SIPOC & Process Maps	CTS	24-Nov-14	12-Dec-14																																									
3.5	Gather & Finalize Technology requirements – applications required	CTS	1-Dec-14	19-Dec-14																																									
3.6	Staffing validation & Capacity Planning	CTS	1-Dec-14	19-Dec-14																																									
3.7	Review Training documentation and SOP readiness	CTS	22-Dec-14	9-Jan-15																																									
	Documentation gap - Training	CTS	5-Jan-15	30-Jan-15																																									
	Documentation gap - Process PnP's	CTS	5-Jan-15	30-Jan-15																																									
	Gap documentation for HN review and Sign off	HN	2-Feb-15	27-Feb-15																																									
3.8	Evaluate Trainer availability	CTS	9-Feb-15	27-Feb-15																																									
3.9	Evaluate Quality Auditor avail	CTS	9-Feb-15	27-Feb-15																																									
4	Phase Knowledge Management		5-Jan-15	24-Apr-15																																									
4.1	Process Shadowing and Understanding	CTS	5-Jan-15	30-Jan-15																																									
4.2	create or update the available SOPs, P&Ps	CTS	2-Feb-15	27-Feb-15																																									
4.3	create or update the Training docs	CTS	2-Mar-15	27-Mar-15																																									
4.4	Sign off on updated SOP's and Training Documentation	HN	30-Mar-15	24-Apr-15																																									
4.5	Accommodate Changes based on HN review	CTS	30-Mar-15	24-Apr-15																																									

Appeals and Grievances- USA to Philippines

S. NO.	Project Tasks	Ownership	Start Date	End Date	Oct-16				Nov-16				Dec-16				Mar-16				
					10-Oct-16	17-Oct-16	24-Oct-16	31-Oct-16	7-Nov-16	14-Nov-16	21-Nov-16	28-Nov-16	5-Dec-16	12-Dec-16	19-Dec-16	26-Dec-16	#REF!	#REF!	#REF!	#REF!	#REF!
	Pre- Transition Activities																				
1	Contract Sign off	HN & CTS	28-Jul-14	24-Oct-14																	
	Organization Announcement at HN	HN	27-Oct-14	31-Oct-14																	
2	Phase :- Transition Readiness Phase		3-Nov-14	28-Nov-14																	
2.1	Validate Solution Assumptions	CTS	3-Nov-14	7-Nov-14																	
2.2	Team Charter	HN & CTS	3-Nov-14	14-Nov-14																	
2.3	Transition Milestones and timelines	CTS	3-Nov-14	21-Nov-14																	
2.4	Agenda and resource requirements for Process Assessment and Knowledge Management	CTS	3-Nov-14	5-Dec-14																	
3	Phase :- Process Assessment and Detailed Transition Planning		10-Nov-14	27-Feb-15																	
3.1	Transition Kick off Activity + Stake holder identification	HN & CTS	10-Nov-14	14-Nov-14																	
3.2	Governance, communication & escalation plan	CTS	10-Nov-14	14-Nov-14																	
3.3	Process Assessment Agenda Finalization and dependency matrix	CTS	10-Nov-14	21-Nov-14																	
3.4	Gather or Create / Validate AS-IS & TO-BE SIPOC & Process Maps	CTS	24-Nov-14	12-Dec-14																	
3.5	Gather & Finalize Technology requirements – applications required	CTS	1-Dec-14	19-Dec-14																	
3.6	Staffing validation & Capacity Planning	CTS	1-Dec-14	19-Dec-14																	
3.7	Review Training documentation and SOP readiness	CTS	22-Dec-14	9-Jan-15																	
	Documentation gap - Training	CTS	5-Jan-15	30-Jan-15																	
	Documentation gap - Process PnP's	CTS	5-Jan-15	30-Jan-15																	
	Gap documentation for HN review and Sign off	HN	2-Feb-15	27-Feb-15																	
3.8	Evaluate Trainer availability	CTS	9-Feb-15	27-Feb-15																	
3.9	Evaluate Quality Auditor avail	CTS	9-Feb-15	27-Feb-15																	
4	Phase Knowledge Management		5-Jan-15	24-Apr-15																	
4.1	Process Shadowing and Understanding	CTS	5-Jan-15	30-Jan-15																	
4.2	create or update the available SOPs, P&Ps	CTS	2-Feb-15	27-Feb-15																	
4.3	create or update the Training docs	CTS	2-Mar-15	27-Mar-15																	
4.4	Sign off on updated SOP's and Training Documentation	HN	30-Mar-15	24-Apr-15																	
4.5	Accommodate Changes based on HN review	CTS	30-Mar-15	24-Apr-15																	

5	Phase :- Seed Team activities		[illegible]	[illegible]
5.1	Roles and Location at which Seed team to be hired	HN	3-Nov-14	14-Nov-14
5.2	Job Description of the Seed Team	CTS	17-Nov-14	28-Nov-14
5.3	Validation of JD	HN	1-Dec-14	5-Dec-14
5.4	Hiring	CTS	8-Dec-14	26-Dec-14
5,5	Onboarding	CTS	29-Dec-14	2-Jan-15
5.5	*Training*	HN	5-Jan-15	3-Apr-15
5.5.1	Overview of AnG business and systems	HN	5-Jan-15	9-Jan-15
5.5.2	Access Enablement	HN	5-Jan-15	30-Jan-15
5.5.3	Theory - Class Room :- AnG process training	HN	12-Jan-15	30-Jan-15
5.5.4	Practical - Hands on Training :- AnG process training	HN	2-Feb-15	20-Feb-15
5.5.5	Assessment week	HN	23-Feb-15	27-Feb-15
5.6	*Deployment into Operations*	HN	2-Mar-15	19-Jun-15
5.6.1	20% Volume Ramp - Capacity	HN	2-Mar-15	27-Mar-15
5.6.2	40% Volume Ramp - Capacity	HN	30-Mar-15	24-Apr-15
5.6.3	60% Volume Ramp - Capacity	HN	27-Apr-15	22-May-15
5.6.4	100% Volume Ramp - Capacity	HN	25-May-15	19-Jun-15
6	Regulatory Approvals	HN		30-Jan-15
	Transition Activities			
7	Phase :- Re-badging HealthNet Staff	CTS	2-Mar-15	2-Mar-15
8	Phase :-Offshore Knowledge Transfer :- A&G	CTS	[illegible]	31-Jul-15
	Boot Camps	CTS	6-Apr-15	1-May-15
	Access Enablement	CTS	4-May-15	29-May-15
	Overview of AnG business and systems	CTS	4-May-15	8-May-15
	Theory - Class Room :- AnG process training	CTS	11-May-15	15-May-15
	Practical - Hands on Training :- AnG process training	CTS	1-Jun-15	19-Jun-15
	Assessment week - 1st	CTS	22-Jun-15	26-Jun-15
	Re-Training on gaps based on Assessment week results- 1st	CTS	29-Jun-15	10-Jul-15
	Assessment week - 2nd	CTS	13-Jul-15	17-Jul-15
	Re-Training on gaps based on Assessment week results - 2nd	CTS	20-Jul-15	24-Jul-15
	Final Hands on training and Monitoring before production kick off	CTS	27-Jul-15	31-Jul-15
	Phase Details:-Ramp :- A&G	CTS	**3-Aug-15**	**22-Aug-16**
	Member inquiry/member warnings-3 weeks	CTS	3-Aug-15	21-Aug-15
	All LOB Triage/ Front End Review- 6 weeks	CTS	3-Aug-15	11-Sep-15
	Ca HMO appeals-6 weeks	CTS	14-Sep-15	23-Oct-15
	Ca PPO appeals-6 weeks	CTS	14-Sep-15	23-Oct-15
	Medicare Part C appeals- 6 weeks	CTS	26-Oct-15	4-Dec-15
	Medicare Part D appeals-5 weeks	CTS	26-Oct-15	4-Dec-15
	SHP / Duals Appeals- 5 weeks	CTS	18-Jan-16	19-Feb-16
	CA commercial grievances-4 weeks	CTS	22-Feb-16	18-Mar-16
	Medicare Part C grievances-4 weeks	CTS	21-Mar-16	15-Apr-16
	Medicare Part D grievances-4 weeks	CTS	21-Mar-16	15-Apr-16
	SHP/Duals grievances-6 weeks	CTS	18-Apr-16	27-May-16
	Final letter review-4 weeks	CTS	30-May-16	24-Jun-16
	Maximus- 4 weeks	CTS	27-Jun-16	22-Jul-16
	Expedites, benefit determs-4 weeks	CTS	27-Jun-16	22-Jul-16
	Executive Review Unit (ERU) - 4 weeks	CTS	25-Jul-16	19-Aug-16
	Go Live	CTS	**22-Aug-16**	

Final

5	Phase :- Seed Team activities		[illegible]	[illegible]
5.1	Roles and Location at which Seed team to be hired	HN	3-Nov-14	14-Nov-14
5.2	Job Description of the Seed Team	CTS	17-Nov-14	28-Nov-14
5.3	Validation of JD	HN	1-Dec-14	5-Dec-14
5.4	Hiring	CTS	8-Dec-14	26-Dec-14
5,5	Onboarding	CTS	29-Dec-14	2-Jan-15
5.5	*Training*	HN	5-Jan-15	3-Apr-15
5.5.1	Overview of AnG business and systems	HN	5-Jan-15	9-Jan-15
5.5.2	Access Enablement	HN	5-Jan-15	30-Jan-15
5.5.3	Theory - Class Room :- AnG process training	HN	12-Jan-15	30-Jan-15
5.5.4	Practical - Hands on Training :- AnG process training	HN	2-Feb-15	20-Feb-15
5.5.5	Assessment week	HN	23-Feb-15	27-Feb-15
5.6	*Deployment into Operations*	HN	2-Mar-15	19-Jun-15
5.6.1	20% Volume Ramp - Capacity	HN	2-Mar-15	27-Mar-15
5.6.2	40% Volume Ramp - Capacity	HN	30-Mar-15	24-Apr-15
5.6.3	60% Volume Ramp - Capacity	HN	27-Apr-15	22-May-15
5.6.4	100% Volume Ramp - Capacity	HN	25-May-15	19-Jun-15
6	Regulatory Approvals	HN		30-Jan-15
	Transition Activities			
7	Phase :- Re-badging HealthNet Staff	CTS	2-Mar-15	2-Mar-15
8	Phase :-Offshore Knowledge Transfer :- A&G	CTS	[illegible]	31-Jul-15
	Boot Camps	CTS	6-Apr-15	1-May-15
	Access Enablement	CTS	4-May-15	29-May-15
	Overview of AnG business and systems	CTS	4-May-15	8-May-15
	Theory - Class Room :- AnG process training	CTS	11-May-15	15-May-15
	Practical - Hands on Training :- AnG process training	CTS	1-Jun-15	19-Jun-15
	Assessment week - 1st	CTS	22-Jun-15	26-Jun-15
	Re-Training on gaps based on Assessment week results- 1st	CTS	29-Jun-15	10-Jul-15
	Assessment week - 2nd	CTS	13-Jul-15	17-Jul-15
	Re-Training on gaps based on Assessment week results - 2nd	CTS	20-Jul-15	24-Jul-15
	Final Hands on training and Monitoring before production kick off	CTS	27-Jul-15	31-Jul-15
	Phase Details:-Ramp :- A&G	CTS	3-Aug-15	22-Aug-16
	Member inquiry/member warnings-3 weeks	CTS	3-Aug-15	21-Aug-15
	All LOB Triage/ Front End Review- 6 weeks	CTS	3-Aug-15	11-Sep-15
	Ca HMO appeals-6 weeks	CTS	14-Sep-15	23-Oct-15
	Ca PPO appeals-6 weeks	CTS	14-Sep-15	23-Oct-15
	Medicare Part C appeals- 6 weeks	CTS	26-Oct-15	4-Dec-15
	Medicare Part D appeals-5 weeks	CTS	26-Oct-15	4-Dec-15
	SHP / Duals Appeals- 5 weeks	CTS	18-Jan-16	19-Feb-16
	CA commercial grievances-4 weeks	CTS	22-Feb-16	18-Mar-16
	Medicare Part C grievances-4 weeks	CTS	21-Mar-16	15-Apr-16
	Medicare Part D grievances-4 weeks	CTS	21-Mar-16	15-Apr-16
	SHP/Duals grievances-6 weeks	CTS	18-Apr-16	27-May-16
	Final letter review-4 weeks	CTS	30-May-16	24-Jun-16
	Maximus- 4 weeks	CTS	27-Jun-16	22-Jul-16
	Expedites, benefit determs-4 weeks	CTS	27-Jun-16	22-Jul-16
	Executive Review Unit (ERU) - 4 weeks	CTS	25-Jul-16	19-Aug-16
	Go Live	CTS	22-Aug-16	

Final

5	Phase :- Seed Team activities		[illegible]	[illegible]
5.1	Roles and Location at which Seed team to be hired	HN	3-Nov-14	14-Nov-14
5.2	Job Description of the Seed Team	CTS	17-Nov-14	28-Nov-14
5.3	Validation of JD	HN	1-Dec-14	5-Dec-14
5.4	Hiring	CTS	8-Dec-14	26-Dec-14
5,5	Onboarding	CTS	29-Dec-14	2-Jan-15
5.5	*Training*	HN	5-Jan-15	3-Apr-15
5.5.1	Overview of AnG business and systems	HN	5-Jan-15	9-Jan-15
5.5.2	Access Enablement	HN	5-Jan-15	30-Jan-15
5.5.3	Theory - Class Room :- AnG process training	HN	12-Jan-15	30-Jan-15
5.5.4	Practical - Hands on Training :- AnG process training	HN	2-Feb-15	20-Feb-15
5.5.5	Assessment week	HN	23-Feb-15	27-Feb-15
5.6	*Deployment into Operations*	HN	2-Mar-15	19-Jun-15
5.6.1	20% Volume Ramp - Capacity	HN	2-Mar-15	27-Mar-15
5.6.2	40% Volume Ramp - Capacity	HN	30-Mar-15	24-Apr-15
5.6.3	60% Volume Ramp - Capacity	HN	27-Apr-15	22-May-15
5.6.4	100% Volume Ramp - Capacity	HN	25-May-15	19-Jun-15
6	Regulatory Approvals	HN		30-Jan-15
	Transition Activities			
7	Phase :- Re-badging HealthNet Staff	CTS	2-Mar-15	2-Mar-15
8	Phase :-Offshore Knowledge Transfer :- A&G	CTS	[illegible]	31-Jul-15
	Boot Camps	CTS	6-Apr-15	1-May-15
	Access Enablement	CTS	4-May-15	29-May-15
	Overview of AnG business and systems	CTS	4-May-15	8-May-15
	Theory - Class Room :- AnG process training	CTS	11-May-15	15-May-15
	Practical - Hands on Training :- AnG process training	CTS	1-Jun-15	19-Jun-15
	Assessment week - 1st	CTS	22-Jun-15	26-Jun-15
	Re-Training on gaps based on Assessment week results- 1st	CTS	29-Jun-15	10-Jul-15
	Assessment week - 2nd	CTS	13-Jul-15	17-Jul-15
	Re-Training on gaps based on Assessment week results - 2nd	CTS	20-Jul-15	24-Jul-15
	Final Hands on training and Monitoring before production kick off	CTS	27-Jul-15	31-Jul-15
	Phase Details:-Ramp :- A&G	CTS	**3-Aug-15**	**22-Aug-16**
	Member inquiry/member warnings-3 weeks	CTS	3-Aug-15	21-Aug-15
	All LOB Triage/ Front End Review- 6 weeks	CTS	3-Aug-15	11-Sep-15
	Ca HMO appeals-6 weeks	CTS	14-Sep-15	23-Oct-15
	Ca PPO appeals-6 weeks	CTS	14-Sep-15	23-Oct-15
	Medicare Part C appeals- 6 weeks	CTS	26-Oct-15	4-Dec-15
	Medicare Part D appeals-5 weeks	CTS	26-Oct-15	4-Dec-15
	SHP / Duals Appeals- 5 weeks	CTS	18-Jan-16	19-Feb-16
	CA commercial grievances-4 weeks	CTS	22-Feb-16	18-Mar-16
	Medicare Part C grievances-4 weeks	CTS	21-Mar-16	15-Apr-16
	Medicare Part D grievances-4 weeks	CTS	21-Mar-16	15-Apr-16
	SHP/Duals grievances-6 weeks	CTS	18-Apr-16	27-May-16
	Final letter review-4 weeks	CTS	30-May-16	24-Jun-16
	Maximus- 4 weeks	CTS	27-Jun-16	22-Jul-16
	Expedites, benefit determs-4 weeks	CTS	27-Jun-16	22-Jul-16
	Executive Review Unit (ERU) - 4 weeks	CTS	25-Jul-16	19-Aug-16
	Go Live	CTS	22-Aug-16	

5	Phase :- Seed Team activities		[illegible]	[illegible]
5.1	Roles and Location at which Seed team to be hired	HN	3-Nov-14	14-Nov-14
5.2	Job Description of the Seed Team	CTS	17-Nov-14	28-Nov-14
5.3	Validation of JD	HN	1-Dec-14	5-Dec-14
5.4	Hiring	CTS	8-Dec-14	26-Dec-14
5,5	Onboarding	CTS	29-Dec-14	2-Jan-15
5.5	*Training*	HN	5-Jan-15	3-Apr-15
5.5.1	Overview of AnG business and systems	HN	5-Jan-15	9-Jan-15
5.5.2	Access Enablement	HN	5-Jan-15	30-Jan-15
5.5.3	Theory - Class Room :- AnG process training	HN	12-Jan-15	30-Jan-15
5.5.4	Practical - Hands on Training :- AnG process training	HN	2-Feb-15	20-Feb-15
5.5.5	Assessment week	HN	23-Feb-15	27-Feb-15
5.6	*Deployment into Operations*	HN	2-Mar-15	19-Jun-15
5.6.1	20% Volume Ramp - Capacity	HN	2-Mar-15	27-Mar-15
5.6.2	40% Volume Ramp - Capacity	HN	30-Mar-15	24-Apr-15
5.6.3	60% Volume Ramp - Capacity	HN	27-Apr-15	22-May-15
5.6.4	100% Volume Ramp - Capacity	HN	25-May-15	19-Jun-15
6	Regulatory Approvals	HN		30-Jan-15
	Transition Activities			
7	Phase :- Re-badging HealthNet Staff	CTS	2-Mar-15	2-Mar-15
8	Phase :-Offshore Knowledge Transfer :- A&G	CTS		31-Jul-15
	Boot Camps	CTS	6-Apr-15	1-May-15
	Access Enablement	CTS	4-May-15	29-May-15
	Overview of AnG business and systems	CTS	4-May-15	8-May-15
	Theory - Class Room :- AnG process training	CTS	11-May-15	15-May-15
	Practical - Hands on Training :- AnG process training	CTS	1-Jun-15	19-Jun-15
	Assessment week - 1st	CTS	22-Jun-15	26-Jun-15
	Re-Training on gaps based on Assessment week results- 1st	CTS	29-Jun-15	10-Jul-15
	Assessment week - 2nd	CTS	13-Jul-15	17-Jul-15
	Re-Training on gaps based on Assessment week results - 2nd	CTS	20-Jul-15	24-Jul-15
	Final Hands on training and Monitoring before production kick off	CTS	27-Jul-15	31-Jul-15
	Phase Details:-Ramp :- A&G	**CTS**	**3-Aug-15**	**22-Aug-16**
	Member inquiry/member warnings-3 weeks	CTS	3-Aug-15	21-Aug-15
	All LOB Triage/ Front End Review- 6 weeks	CTS	3-Aug-15	11-Sep-15
	Ca HMO appeals-6 weeks	CTS	14-Sep-15	23-Oct-15
	Ca PPO appeals-6 weeks	CTS	14-Sep-15	23-Oct-15
	Medicare Part C appeals- 6 weeks	CTS	26-Oct-15	4-Dec-15
	Medicare Part D appeals-5 weeks	CTS	26-Oct-15	4-Dec-15
	SHP / Duals Appeals- 5 weeks	CTS	18-Jan-16	19-Feb-16
	CA commercial grievances-4 weeks	CTS	22-Feb-16	18-Mar-16
	Medicare Part C grievances-4 weeks	CTS	21-Mar-16	15-Apr-16
	Medicare Part D grievances-4 weeks	CTS	21-Mar-16	15-Apr-16
	SHP/Duals grievances-6 weeks	CTS	18-Apr-16	27-May-16
	Final letter review-4 weeks	CTS	30-May-16	24-Jun-16
	Maximus- 4 weeks	CTS	27-Jun-16	22-Jul-16
	Expedites, benefit determs-4 weeks	CTS	27-Jun-16	22-Jul-16
	Executive Review Unit (ERU) - 4 weeks	CTS	25-Jul-16	19-Aug-16
	Go Live	CTS	22-Aug-16	

Final

Membership

S. NO.	Project Tasks	Ownership	Start Date	End Date
	Pre- Transition Activities			
1	Contract Sign off	HN & CTS	28-Jul-14	24-Oct-14
	Organization Announcement at HN	HN	27-Oct-14	31-Oct-14
2	Phase :- Transition Readiness Phase			
2.1	Validate Solution Assumptions	CTS	10-Nov-14	14-Nov-14
2.2	Team Charter	HN & CTS	10-Nov-14	21-Nov-14
2.3	Transition Milestones and timelines	CTS	10-Nov-14	21-Nov-14
2.4	Agenda and resource requirements for Process Assessment and Knowledge Management	CTS	10-Nov-14	21-Nov-14
3	Phase :- Process Assessment and Detailed Transition Planning			
3.1	Transition Kick off Activity + Stake holder identification	HN & CTS	17-Nov-14	21-Nov-14
3.2	Governance, communication & escalation plan	HN & CTS	17-Nov-14	21-Nov-14
3.3	Process Assessment Agenda Finalization and dependency matrix	HN & CTS	17-Nov-14	21-Nov-14
3.4	Gather or Create / Validate AS-IS & TO-BE SIPOC & Process Maps	CTS	24-Nov-14	12-Dec-14
3.5	Gather & Finalize Technology requirements – applications required	CTS	1-Dec-14	19-Dec-14
3.6	Staffing validation & Capacity Planning	CTS	1-Dec-14	19-Dec-14
3.7	Review Training documentation and SOP readiness	CTS	22-Dec-14	9-Jan-15
	Documentation gap - Training	CTS	5-Jan-15	30-Jan-15
	Documentation gap - Process PnP's	CTS	5-Jan-15	30-Jan-15
	Gap documentation for HN review and Sign off	HN	2-Feb-15	27-Feb-15
3.8	Evaluate Trainer availability	CTS	9-Feb-15	27-Feb-15
3.9	Evaluate Quality Auditor avail	CTS	9-Feb-15	27-Feb-15
3.10	KM Team Deliverable listing & Briefing to KM team	CTS	26-Jan-15	6-Feb-15
4	Phase Knowledge Management		5-Jan-15	24-Apr-15
4.1	Process Shadowing and Understanding	CTS	5-Jan-15	30-Jan-15
4.2	create or update the available SOPs, P&Ps	CTS	2-Feb-15	27-Feb-15
4.3	create or update the Training docs	CTS	2-Mar-15	27-Mar-15
4.4	Sign off on updated SOP's and Training Documentation	HN	30-Mar-15	24-Apr-15
4.5	Accommodate Changes based on HN review	CTS	30-Mar-15	24-Apr-15

Timeline (months): Jul-14, Aug-14, Sep-14, Oct-14, Nov-14, Dec-14, Jan-15, Feb-15, M

Timeline (weeks): 28-Jul-14, 4-Aug-14, 11-Aug-14, 18-Aug-14, 25-Aug-14, 1-Sep-14, 8-Sep-14, 15-Sep-14, 22-Sep-14, 29-Sep-14, 6-Oct-14, 13-Oct-14, 20-Oct-14, 27-Oct-14, 3-Nov-14, 10-Nov-14, 17-Nov-14, 24-Nov-14, 1-Dec-14, 8-Dec-14, 15-Dec-14, 22-Dec-14, 29-Dec-14, 5-Jan-15, 12-Jan-15, 19-Jan-15, 26-Jan-15, 2-Feb-15, 9-Feb-15, 16-Feb-15, 23-Feb-15, 2-Mar-15, 9-Mar-15

Membership

S. NO.	Project Tasks	Ownership	Start Date	End Date
	Pre- Transition Activities			
1	Contract Sign off	HN & CTS	28-Jul-14	24-Oct-14
	Organization Announcement at HN	HN	27-Oct-14	31-Oct-14
2	Phase :- Transition Readiness Phase		10-Nov-14	[illegible]
2.1	Validate Solution Assumptions	CTS	10-Nov-14	14-Nov-14
2.2	Team Charter	HN & CTS	10-Nov-14	21-Nov-14
2.3	Transition Milestones and timelines	CTS	10-Nov-14	21-Nov-14
2.4	Agenda and resource requirements for Process Assessment and Knowledge Management	CTS	10-Nov-14	21-Nov-14
3	Phase :- Process Assessment and Detailed Transition Planning		[illegible]	[illegible]
3.1	Transition Kick off Activity + Stake holder identification	HN & CTS	17-Nov-14	21-Nov-14
3.2	Governance, communication & escalation plan	HN & CTS	17-Nov-14	21-Nov-14
3.3	Process Assessment Agenda Finalization and dependency matrix	HN & CTS	17-Nov-14	21-Nov-14
3.4	Gather or Create / Validate AS-IS & TO-BE SIPOC & Process Maps	CTS	24-Nov-14	12-Dec-14
3.5	Gather & Finalize Technology requirements – applications required	CTS	1-Dec-14	19-Dec-14
3.6	Staffing validation & Capacity Planning	CTS	1-Dec-14	19-Dec-14
3.7	Review Training documentation and SOP readiness	CTS	22-Dec-14	9-Jan-15
	Documentation gap - Training	CTS	5-Jan-15	30-Jan-15
	Documentation gap - Process PnP's	CTS	5-Jan-15	30-Jan-15
	Gap documentation for HN review and Sign off	HN	2-Feb-15	27-Feb-15
3.8	Evaluate Trainer availability	CTS	9-Feb-15	27-Feb-15
3.9	Evaluate Quality Auditor avail	CTS	9-Feb-15	27-Feb-15
3.10	KM Team Deliverable listing & Briefing to KM team	CTS	26-Jan-15	6-Feb-15
4	Phase Knowledge Management		5-Jan-15	24-Apr-15
4.1	Process Shadowing and Understanding	CTS	5-Jan-15	30-Jan-15
4.2	create or update the available SOPs, P&Ps	CTS	2-Feb-15	27-Feb-15
4.3	create or update the Training docs	CTS	2-Mar-15	27-Mar-15
4.4	Sign off on updated SOP's and Training Documentation	HN	30-Mar-15	24-Apr-15
4.5	Accommodate Changes based on HN review	CTS	30-Mar-15	24-Apr-15

Timeline columns (weeks):

Month	Weeks
Mar-15	16-Mar-15, 23-Mar-15, 30-Mar-15
Apr-15	6-Apr-15, 13-Apr-15, 20-Apr-15, 27-Apr-15
May-15	4-May-15, 11-May-15, 18-May-15, 25-May-15
Jun-15	1-Jun-15, 8-Jun-15, 15-Jun-15, 22-Jun-15, 29-Jun-15
Jul-15	6-Jul-15, 13-Jul-15, 20-Jul-15, 27-Jul-15
Aug-15	3-Aug-15, 10-Aug-15, 17-Aug-15, 24-Aug-15, 31-Aug-15
Sep-15	7-Sep-15, 14-Sep-15, 21-Sep-15, 28-Sep-15
Oct-15	5-Oct-15, 12-Oct-15, 19-Oct-15, 26-Oct-15
Nov-15	2-Nov-15, 9-Nov-15, 16-Nov-15, 23-Nov-15, 30-Nov-15
Dec-15	7-Dec-15, 14-Dec-15, 21-Dec-15

Membership

						Jan-16				Feb-16				Mar-16					Apr-16				May-16					Jun-16				Jul-16				Aug-16					Sep-16				
S. NO.	Project Tasks	Ownership	Start Date	End Date	28-Dec-15	4-Jan-16	11-Jan-16	18-Jan-16	25-Jan-16	1-Feb-16	8-Feb-16	15-Feb-16	22-Feb-16	29-Feb-16	7-Mar-16	14-Mar-16	21-Mar-16	28-Mar-16	4-Apr-16	11-Apr-16	18-Apr-16	25-Apr-16	2-May-16	9-May-16	16-May-16	23-May-16	30-May-16	6-Jun-16	13-Jun-16	20-Jun-16	27-Jun-16	4-Jul-16	11-Jul-16	18-Jul-16	25-Jul-16	1-Aug-16	8-Aug-16	15-Aug-16	22-Aug-16	29-Aug-16	5-Sep-16	12-Sep-16	19-Sep-16	26-Sep-16	3-Oct-16
	Pre- Transition Activities																																												
1	Contract Sign off	HN & CTS	28-Jul-14	24-Oct-14																																									
	Organization Announcement at HN	HN	27-Oct-14	31-Oct-14																																									
2	Phase :- Transition Readiness Phase		[illegible]	[illegible]																																									
2.1	Validate Solution Assumptions	CTS	10-Nov-14	14-Nov-14																																									
2.2	Team Charter	HN & CTS	10-Nov-14	21-Nov-14																																									
2.3	Transition Milestones and timelines	CTS	10-Nov-14	21-Nov-14																																									
2.4	Agenda and resource requirements for Process Assessment and Knowledge Management	CTS	10-Nov-14	21-Nov-14																																									
3	Phase :- Process Assessment and Detailed Transition Planning		[illegible]	[illegible]																																									
3.1	Transition Kick off Activity + Stake holder identification	HN & CTS	17-Nov-14	21-Nov-14																																									
3.2	Governance, communication & escalation plan	HN & CTS	17-Nov-14	21-Nov-14																																									
3.3	Process Assessment Agenda Finalization and dependency matrix	HN & CTS	17-Nov-14	21-Nov-14																																									
3.4	Gather or Create / Validate AS-IS & TO-BE SIPOC & Process Maps	CTS	24-Nov-14	12-Dec-14																																									
3.5	Gather & Finalize Technology requirements – applications required	CTS	1-Dec-14	19-Dec-14																																									
3.6	Staffing validation & Capacity Planning	CTS	1-Dec-14	19-Dec-14																																									
3.7	Review Training documentation and SOP readiness	CTS	22-Dec-14	9-Jan-15																																									
	Documentation gap - Training	CTS	5-Jan-15	30-Jan-15																																									
	Documentation gap - Process PnP's	CTS	5-Jan-15	30-Jan-15																																									
	Gap documentation for HN review and Sign off	HN	2-Feb-15	27-Feb-15																																									
3.8	Evaluate Trainer availability	CTS	9-Feb-15	27-Feb-15																																									
3.9	Evaluate Quality Auditor avail	CTS	9-Feb-15	27-Feb-15																																									
3.10	KM Team Deliverable listing & Briefing to KM team	CTS	26-Jan-15	6-Feb-15																																									
4	Phase Knowledge Management		5-Jan-15	24-Apr-15																																									
4.1	Process Shadowing and Understanding	CTS	5-Jan-15	30-Jan-15																																									
4.2	create or update the available SOPs, P&Ps	CTS	2-Feb-15	27-Feb-15																																									
4.3	create or update the Training docs	CTS	2-Mar-15	27-Mar-15																																									
4.4	Sign off on updated SOP's and Training Documentation	HN	30-Mar-15	24-Apr-15																																									
4.5	Accommodate Changes based on HN review	CTS	30-Mar-15	24-Apr-15																																									

Membership

					Oct-16				Nov-16				Dec-16				Jan-17				
S. NO.	Project Tasks	Ownership	Start Date	End Date	10-Oct-16	17-Oct-16	24-Oct-16	31-Oct-16	7-Nov-16	14-Nov-16	21-Nov-16	28-Nov-16	5-Dec-16	12-Dec-16	19-Dec-16	26-Dec-16	2-Jan-17	9-Jan-17	16-Jan-17	23-Jan-17	30-Jan-17
	Pre- Transition Activities																				
1	Contract Sign off	HN & CTS	28-Jul-14	24-Oct-14																	
	Organization Announcement at HN	HN	27-Oct-14	31-Oct-14																	
2	Phase :- Transition Readiness Phase		[illegible]	[illegible]																	
2.1	Validate Solution Assumptions	CTS	10-Nov-14	14-Nov-14																	
2.2	Team Charter	HN & CTS	10-Nov-14	21-Nov-14																	
2.3	Transition Milestones and timelines	CTS	10-Nov-14	21-Nov-14																	
2.4	Agenda and resource requirements for Process Assessment and Knowledge Management	CTS	10-Nov-14	21-Nov-14																	
3	Phase :- Process Assessment and Detailed Transition Planning		[illegible]	[illegible]																	
3.1	Transition Kick off Activity + Stake holder identification	HN & CTS	17-Nov-14	21-Nov-14																	
3.2	Governance, communication & escalation plan	HN & CTS	17-Nov-14	21-Nov-14																	
3.3	Process Assessment Agenda Finalization and dependency matrix	HN & CTS	17-Nov-14	21-Nov-14																	
3.4	Gather or Create / Validate AS-IS & TO-BE SIPOC & Process Maps	CTS	24-Nov-14	12-Dec-14																	
3.5	Gather & Finalize Technology requirements – applications required	CTS	1-Dec-14	19-Dec-14																	
3.6	Staffing validation & Capacity Planning	CTS	1-Dec-14	19-Dec-14																	
3.7	Review Training documentation and SOP readiness	CTS	22-Dec-14	9-Jan-15																	
	Documentation gap - Training	CTS	5-Jan-15	30-Jan-15																	
	Documentation gap - Process PnP's	CTS	5-Jan-15	30-Jan-15																	
	Gap documentation for HN review and Sign off	HN	2-Feb-15	27-Feb-15																	
3.8	Evaluate Trainer availability	CTS	9-Feb-15	27-Feb-15																	
3.9	Evaluate Quality Auditor avail	CTS	9-Feb-15	27-Feb-15																	
3.10	KM Team Deliverable listing & Briefing to KM team	CTS	26-Jan-15	6-Feb-15																	
4	Phase Knowledge Management		5-Jan-15	24-Apr-15																	
4.1	Process Shadowing and Understanding	CTS	5-Jan-15	30-Jan-15																	
4.2	create or update the available SOPs, P&Ps	CTS	2-Feb-15	27-Feb-15																	
4.3	create or update the Training docs	CTS	2-Mar-15	27-Mar-15																	
4.4	Sign off on updated SOP's and Training Documentation	HN	30-Mar-15	24-Apr-15																	
4.5	Accommodate Changes based on HN review	CTS	30-Mar-15	24-Apr-15																	

5	Phase :- Staff Augmentation team activities - Wave 1		3-Nov-14	30-Dec-16
Seed Wave 1	Roles and Location at which Staff Augmentation team to be hired	HN	3-Nov-14	14-Nov-14
	Job Description of the Staff Augmentation team	HN & CTS	17-Nov-14	28-Nov-14
	Validation of JD	HN	1-Dec-14	5-Dec-14
	Hiring	CTS	8-Dec-14	26-Dec-14
	Onboarding	CTS	29-Dec-14	2-Jan-15
	Training	HN	5-Jan-15	27-Mar-15
	Overview of Membership business and systems	HN	5-Jan-15	9-Jan-15
	Access Enablement	HN	5-Jan-15	30-Jan-15
	Theory - Class Room :- Membership process training	HN	12-Jan-15	30-Jan-15
	Practical - Hands on Training :- Membership process training	HN	2-Feb-15	20-Feb-15
	Assessment week - 1st	HN	16-Feb-15	20-Feb-15
	Deployment into Operations	HN	23-Feb-15	8-Jun-15
	20% Volume Ramp - Capacity	CTS	23-Feb-15	20-Mar-15
	40% Volume Ramp - Capacity	CTS	23-Mar-15	17-Apr-15
	60% Volume Ramp - Capacity	CTS	20-Apr-15	15-May-15
	100% Volume Ramp - Capacity	CTS	18-May-15	12-Jun-15
	Fully Productive Timelines	CTS	15-Jun-15	30-Dec-16
Seed Wave 2	Phase :- Staff Augmentation team activities - Wave 2		3-Nov-14	30-Dec-16
	Roles and Location at which Staff Augmentation team to be hired	HN	3-Nov-14	12-Nov-14
	Job Description of the Staff Augmentation team	HN & CTS	17-Nov-14	28-Nov-14
	Validation of JD	HN	1-Dec-14	5-Dec-14
	Hiring	CTS	8-Dec-14	26-Dec-14
	Onboarding	CTS	29-Dec-14	2-Jan-15
	Training	HN	5-Jan-15	27-Mar-15
	Overview of Membership business and systems	HN	5-Jan-15	9-Jan-15
	Access Enablement	HN	5-Jan-15	30-Jan-15
	Theory - Class Room :- Membership process training	HN	12-Jan-15	30-Jan-15
	Practical - Hands on Training :- Membership process training	HN	2-Feb-15	20-Feb-15
	Assessment week	HN	23-Feb-15	27-Feb-15
	Deployment into Operations		2-Mar-15	19-Jun-15
	20% Volume Ramp - Capacity	CTS	2-Mar-15	27-Mar-15
	40% Volume Ramp - Capacity	CTS	30-Mar-15	24-Apr-15
	60% Volume Ramp - Capacity	CTS	27-Apr-15	22-May-15
	100% Volume Ramp - Capacity	CTS	25-May-15	19-Jun-15
	Fully Productive Timelines	CTS	22-Jun-15	30-Dec-16
Seed Wave 3	Phase :- Staff Augmentation team activities - Wave 3		6-Jul-15	30-Dec-16
	Roles and Location at which Staff Augmentation team to be hired	CTS	6-Jul-15	17-Jul-15
	Job Description of the Staff Augmentation team	HN & CTS	20-Jul-15	31-Jul-15
	Validation of JD	CTS	3-Aug-15	7-Aug-15
	Hiring	CTS	10-Aug-15	28-Aug-15
	Onboarding	CTS	31-Aug-15	4-Sep-15
	Training	CTS	**7-Sep-15**	**27-Nov-15**
	Overview of Membership business and systems	CTS	7-Sep-15	11-Sep-15
	Access Enablement	CTS	7-Sep-15	2-Oct-15
	Theory - Class Room :- Membership process training	CTS	14-Sep-15	2-Oct-15
	Practical - Hands on Training :- Membership process training	CTS	5-Oct-15	23-Oct-15
	Assessment week - 1st	CTS	26-Oct-15	30-Oct-15
	Re-Training on gaps based on Assessment week results- 1st	CTS	2-Nov-15	13-Nov-15
	Assessment week - 2nd	CTS	16-Nov-15	20-Nov-15
	Final Hands on training and Monitoring before production kick off	CTS	30-Nov-15	27-Nov-15
	Deployment into Operations	CTS	**30-Nov-15**	**30-Dec-16**
	20% Volume Ramp - Capacity	CTS	30-Nov-15	25-Dec-15
	40% Volume Ramp - Capacity	CTS	28-Dec-15	22-Jan-16
	60% Volume Ramp - Capacity	CTS	25-Jan-16	19-Feb-16
	100% Volume Ramp - Capacity	CTS	22-Feb-16	18-Mar-16
	Fully Productive Timelines	CTS	21-Mar-16	30-Dec-16
6	Regulatory Approvals	HN		30-Jan-15

Final

5	Phase :- Staff Augmentation team activities - Wave 1		3-Nov-14	30-Dec-16
Seed Wave 1	Roles and Location at which Staff Augmentation team to be hired	HN	3-Nov-14	14-Nov-14
	Job Description of the Staff Augmentation team	HN & CTS	17-Nov-14	28-Nov-14
	Validation of JD	HN	1-Dec-14	5-Dec-14
	Hiring	CTS	8-Dec-14	26-Dec-14
	Onboarding	CTS	29-Dec-14	2-Jan-15
	Training	HN	5-Jan-15	27-Mar-15
	Overview of Membership business and systems	HN	5-Jan-15	9-Jan-15
	Access Enablement	HN	5-Jan-15	30-Jan-15
	Theory - Class Room :- Membership process training	HN	12-Jan-15	30-Jan-15
	Practical - Hands on Training :- Membership process training	HN	2-Feb-15	20-Feb-15
	Assessment week - 1st	HN	16-Feb-15	20-Feb-15
	Deployment into Operations	HN	23-Feb-15	8-Jun-15
	20% Volume Ramp - Capacity	CTS	23-Feb-15	20-Mar-15
	40% Volume Ramp - Capacity	CTS	23-Mar-15	17-Apr-15
	60% Volume Ramp - Capacity	CTS	20-Apr-15	15-May-15
	100% Volume Ramp - Capacity	CTS	18-May-15	12-Jun-15
	Fully Productive Timelines	CTS	15-Jun-15	30-Dec-16
Seed Wave 2	Phase :- Staff Augmentation team activities - Wave 2		[illegible]	[illegible]
	Roles and Location at which Staff Augmentation team to be hired	HN	3-Nov-14	12-Nov-14
	Job Description of the Staff Augmentation team	HN & CTS	17-Nov-14	28-Nov-14
	Validation of JD	HN	1-Dec-14	5-Dec-14
	Hiring	CTS	8-Dec-14	26-Dec-14
	Onboarding	CTS	29-Dec-14	2-Jan-15
	Training	HN	5-Jan-15	27-Mar-15
	Overview of Membership business and systems	HN	5-Jan-15	9-Jan-15
	Access Enablement	HN	5-Jan-15	30-Jan-15
	Theory - Class Room :- Membership process training	HN	12-Jan-15	30-Jan-15
	Practical - Hands on Training :- Membership process training	HN	2-Feb-15	20-Feb-15
	Assessment week	HN	23-Feb-15	27-Feb-15
	Deployment into Operations		2-Mar-15	19-Jun-15
	20% Volume Ramp - Capacity	CTS	2-Mar-15	27-Mar-15
	40% Volume Ramp - Capacity	CTS	30-Mar-15	24-Apr-15
	60% Volume Ramp - Capacity	CTS	27-Apr-15	22-May-15
	100% Volume Ramp - Capacity	CTS	25-May-15	19-Jun-15
	Fully Productive Timelines	CTS	22-Jun-15	30-Dec-16
Seed Wave 3	Phase :- Staff Augmentation team activities - Wave 3		6-Jul-15	30-Dec-16
	Roles and Location at which Staff Augmentation team to be hired	CTS	6-Jul-15	17-Jul-15
	Job Description of the Staff Augmentation team	HN & CTS	20-Jul-15	31-Jul-15
	Validation of JD	CTS	3-Aug-15	7-Aug-15
	Hiring	CTS	10-Aug-15	28-Aug-15
	Onboarding	CTS	31-Aug-15	4-Sep-15
	Training	CTS	**7-Sep-15**	**27-Nov-15**
	Overview of Membership business and systems	CTS	7-Sep-15	11-Sep-15
	Access Enablement	CTS	7-Sep-15	2-Oct-15
	Theory - Class Room :- Membership process training	CTS	14-Sep-15	2-Oct-15
	Practical - Hands on Training :- Membership process training	CTS	5-Oct-15	23-Oct-15
	Assessment week - 1st	CTS	26-Oct-15	30-Oct-15
	Re-Training on gaps based on Assessment week results- 1st	CTS	2-Nov-15	13-Nov-15
	Assessment week - 2nd	CTS	16-Nov-15	20-Nov-15
	Final Hands on training and Monitoring before production kick off	CTS	30-Nov-15	27-Nov-15
	Deployment into Operations	CTS	**30-Nov-15**	**30-Dec-16**
	20% Volume Ramp - Capacity	CTS	30-Nov-15	25-Dec-15
	40% Volume Ramp - Capacity	CTS	28-Dec-15	22-Jan-16
	60% Volume Ramp - Capacity	CTS	25-Jan-16	19-Feb-16
	100% Volume Ramp - Capacity	CTS	22-Feb-16	18-Mar-16
	Fully Productive Timelines	CTS	21-Mar-16	30-Dec-16
6	Regulatory Approvals	HN		30-Jan-15

Final

5	Phase :- Staff Augmentation team activities - Wave 1		3-Nov-14	30-Dec-16
Seed Wave 1	Roles and Location at which Staff Augmentation team to be hired	HN	3-Nov-14	14-Nov-14
	Job Description of the Staff Augmentation team	HN & CTS	17-Nov-14	28-Nov-14
	Validation of JD	HN	1-Dec-14	5-Dec-14
	Hiring	CTS	8-Dec-14	26-Dec-14
	Onboarding	CTS	29-Dec-14	2-Jan-15
	Training	HN	5-Jan-15	27-Mar-15
	Overview of Membership business and systems	HN	5-Jan-15	9-Jan-15
	Access Enablement	HN	5-Jan-15	30-Jan-15
	Theory - Class Room :- Membership process training	HN	12-Jan-15	30-Jan-15
	Practical - Hands on Training :- Membership process training	HN	2-Feb-15	20-Feb-15
	Assessment week - 1st	HN	16-Feb-15	20-Feb-15
	Deployment into Operations	HN	23-Feb-15	8-Jun-15
	20% Volume Ramp - Capacity	CTS	23-Feb-15	20-Mar-15
	40% Volume Ramp - Capacity	CTS	23-Mar-15	17-Apr-15
	60% Volume Ramp - Capacity	CTS	20-Apr-15	15-May-15
	100% Volume Ramp - Capacity	CTS	18-May-15	12-Jun-15
	Fully Productive Timelines	CTS	15-Jun-15	30-Dec-16
Seed Wave 2	Phase :- Staff Augmentation team activities - Wave 2		[illegible]	[illegible]
	Roles and Location at which Staff Augmentation team to be hired	HN	3-Nov-14	12-Nov-14
	Job Description of the Staff Augmentation team	HN & CTS	17-Nov-14	28-Nov-14
	Validation of JD	HN	1-Dec-14	5-Dec-14
	Hiring	CTS	8-Dec-14	26-Dec-14
	Onboarding	CTS	29-Dec-14	2-Jan-15
	Training	HN	5-Jan-15	27-Mar-15
	Overview of Membership business and systems	HN	5-Jan-15	9-Jan-15
	Access Enablement	HN	5-Jan-15	30-Jan-15
	Theory - Class Room :- Membership process training	HN	12-Jan-15	30-Jan-15
	Practical - Hands on Training :- Membership process training	HN	2-Feb-15	20-Feb-15
	Assessment week	HN	23-Feb-15	27-Feb-15
	Deployment into Operations		2-Mar-15	19-Jun-15
	20% Volume Ramp - Capacity	CTS	2-Mar-15	27-Mar-15
	40% Volume Ramp - Capacity	CTS	30-Mar-15	24-Apr-15
	60% Volume Ramp - Capacity	CTS	27-Apr-15	22-May-15
	100% Volume Ramp - Capacity	CTS	25-May-15	19-Jun-15
	Fully Productive Timelines	CTS	22-Jun-15	30-Dec-16
Seed Wave 3	Phase :- Staff Augmentation team activities - Wave 3		6-Jul-15	30-Dec-16
	Roles and Location at which Staff Augmentation team to be hired	CTS	6-Jul-15	17-Jul-15
	Job Description of the Staff Augmentation team	HN & CTS	20-Jul-15	31-Jul-15
	Validation of JD	CTS	3-Aug-15	7-Aug-15
	Hiring	CTS	10-Aug-15	28-Aug-15
	Onboarding	CTS	31-Aug-15	4-Sep-15
	Training	CTS	7-Sep-15	27-Nov-15
	Overview of Membership business and systems	CTS	7-Sep-15	11-Sep-15
	Access Enablement	CTS	7-Sep-15	2-Oct-15
	Theory - Class Room :- Membership process training	CTS	14-Sep-15	2-Oct-15
	Practical - Hands on Training :- Membership process training	CTS	5-Oct-15	23-Oct-15
	Assessment week - 1st	CTS	26-Oct-15	30-Oct-15
	Re-Training on gaps based on Assessment week results- 1st	CTS	2-Nov-15	13-Nov-15
	Assessment week - 2nd	CTS	16-Nov-15	20-Nov-15
	Final Hands on training and Monitoring before production kick off	CTS	30-Nov-15	27-Nov-15
	Deployment into Operations	CTS	30-Nov-15	30-Dec-16
	20% Volume Ramp - Capacity	CTS	30-Nov-15	25-Dec-15
	40% Volume Ramp - Capacity	CTS	28-Dec-15	22-Jan-16
	60% Volume Ramp - Capacity	CTS	25-Jan-16	19-Feb-16
	100% Volume Ramp - Capacity	CTS	22-Feb-16	18-Mar-16
	Fully Productive Timelines	CTS	21-Mar-16	30-Dec-16
6	Regulatory Approvals	HN		30-Jan-15

5	Phase :- Staff Augmentation team activities - Wave 1		3-Nov-14	30-Dec-16
Seed Wave 1	Roles and Location at which Staff Augmentation team to be hired	HN	3-Nov-14	14-Nov-14
	Job Description of the Staff Augmentation team	HN & CTS	17-Nov-14	28-Nov-14
	Validation of JD	HN	1-Dec-14	5-Dec-14
	Hiring	CTS	8-Dec-14	26-Dec-14
	Onboarding	CTS	29-Dec-14	2-Jan-15
	Training	HN	5-Jan-15	27-Mar-15
	Overview of Membership business and systems	HN	5-Jan-15	9-Jan-15
	Access Enablement	HN	5-Jan-15	30-Jan-15
	Theory - Class Room :- Membership process training	HN	12-Jan-15	30-Jan-15
	Practical - Hands on Training :- Membership process training	HN	2-Feb-15	20-Feb-15
	Assessment week - 1st	HN	16-Feb-15	20-Feb-15
	Deployment into Operations	HN	23-Feb-15	8-Jun-15
	20% Volume Ramp - Capacity	CTS	23-Feb-15	20-Mar-15
	40% Volume Ramp - Capacity	CTS	23-Mar-15	17-Apr-15
	60% Volume Ramp - Capacity	CTS	20-Apr-15	15-May-15
	100% Volume Ramp - Capacity	CTS	18-May-15	12-Jun-15
	Fully Productive Timelines	CTS	15-Jun-15	30-Dec-16
Seed Wave 2	Phase :- Staff Augmentation team activities - Wave 2		3-Nov-14	30-Dec-16
	Roles and Location at which Staff Augmentation team to be hired	HN	3-Nov-14	12-Nov-14
	Job Description of the Staff Augmentation team	HN & CTS	17-Nov-14	28-Nov-14
	Validation of JD	HN	1-Dec-14	5-Dec-14
	Hiring	CTS	8-Dec-14	26-Dec-14
	Onboarding	CTS	29-Dec-14	2-Jan-15
	Training	HN	5-Jan-15	27-Mar-15
	Overview of Membership business and systems	HN	5-Jan-15	9-Jan-15
	Access Enablement	HN	5-Jan-15	30-Jan-15
	Theory - Class Room :- Membership process training	HN	12-Jan-15	30-Jan-15
	Practical - Hands on Training :- Membership process training	HN	2-Feb-15	20-Feb-15
	Assessment week	HN	23-Feb-15	27-Feb-15
	Deployment into Operations		2-Mar-15	19-Jun-15
	20% Volume Ramp - Capacity	CTS	2-Mar-15	27-Mar-15
	40% Volume Ramp - Capacity	CTS	30-Mar-15	24-Apr-15
	60% Volume Ramp - Capacity	CTS	27-Apr-15	22-May-15
	100% Volume Ramp - Capacity	CTS	25-May-15	19-Jun-15
	Fully Productive Timelines	CTS	22-Jun-15	30-Dec-16
Seed Wave 3	Phase :- Staff Augmentation team activities - Wave 3		6-Jul-15	30-Dec-16
	Roles and Location at which Staff Augmentation team to be hired	CTS	6-Jul-15	17-Jul-15
	Job Description of the Staff Augmentation team	HN & CTS	20-Jul-15	31-Jul-15
	Validation of JD	CTS	3-Aug-15	7-Aug-15
	Hiring	CTS	10-Aug-15	28-Aug-15
	Onboarding	CTS	31-Aug-15	4-Sep-15
	Training	CTS	**7-Sep-15**	**27-Nov-15**
	Overview of Membership business and systems	CTS	7-Sep-15	11-Sep-15
	Access Enablement	CTS	7-Sep-15	2-Oct-15
	Theory - Class Room :- Membership process training	CTS	14-Sep-15	2-Oct-15
	Practical - Hands on Training :- Membership process training	CTS	5-Oct-15	23-Oct-15
	Assessment week - 1st	CTS	26-Oct-15	30-Oct-15
	Re-Training on gaps based on Assessment week results- 1st	CTS	2-Nov-15	13-Nov-15
	Assessment week - 2nd	CTS	16-Nov-15	20-Nov-15
	Final Hands on training and Monitoring before production kick off	CTS	30-Nov-15	27-Nov-15
	Deployment into Operations	CTS	**30-Nov-15**	**30-Dec-16**
	20% Volume Ramp - Capacity	CTS	30-Nov-15	25-Dec-15
	40% Volume Ramp - Capacity	CTS	28-Dec-15	22-Jan-16
	60% Volume Ramp - Capacity	CTS	25-Jan-16	19-Feb-16
	100% Volume Ramp - Capacity	CTS	22-Feb-16	18-Mar-16
	Fully Productive Timelines	CTS	21-Mar-16	30-Dec-16
6	Regulatory Approvals	HN		30-Jan-15

Final

	Transition Activities			
7	Phase :- Re-badging HealthNet Staff	CTS	2-Mar-15	2-Mar-15
8	Phase :-Offshore Knowledge Transfer :- Wave 1	CTS	[illegible]	24-Jul-15
	Boot Camps	CTS	6-Apr-15	1-May-15
	Access Enablement	CTS	4-May-15	29-May-15
	Overview of Membership business and systems	CTS	4-May-15	8-May-15
	Theory - Class Room :- Membership process training	CTS	11-May-15	15-May-15
	Practical - Hands on Training :- Membership process training	CTS	1-Jun-15	19-Jun-15
	Assessment week - 1st	CTS	22-Jun-15	26-Jun-15
	Re-Training on gaps based on Assessment week results- 1st	CTS	29-Jun-15	10-Jul-15
	Assessment week - 2nd	CTS	13-Jul-15	17-Jul-15
	Final Hands on training and Monitoring before production kick off	CTS	20-Jul-15	24-Jul-15
	Phase :-Ramp Wave 1	CTS	27-Jul-15	4-Mar-16
	10% Volume Ramp - Capacity	CTS	27-Jul-15	21-Aug-15
	20% Volume Ramp - Capacity	CTS	24-Aug-15	18-Sep-15
	30% Volume Ramp - Capacity	CTS	21-Sep-15	16-Oct-15
	40% Volume Ramp - Capacity	CTS	19-Oct-15	13-Nov-15
	50% Volume Ramp - Capacity	CTS	16-Nov-15	11-Dec-15
	65% Volume Ramp - Capacity	CTS	14-Dec-15	8-Jan-16
	75% Volume Ramp - Capacity	CTS	11-Jan-16	5-Feb-16
	100% Volume Ramp - Capacity	CTS	8-Feb-16	4-Mar-16
	Go Live Wave 1	CTS	7-Mar-16	
	Phase :-Offshore Knowledge Transfer :- Wave 2A	CTS	[illegible]	18-Sep-15
	Boot Camps	CTS	1-Jun-15	26-Jun-15
	Access Enablement	CTS	29-Jun-15	24-Jul-15
	Overview of Membership business and systems	CTS	29-Jun-15	3-Jul-15
	Theory - Class Room :- Membership process training	CTS	6-Jul-15	24-Jul-15
	Practical - Hands on Training :- Membership process training	CTS	27-Jul-15	14-Aug-15
	Assessment week - 1st	CTS	17-Aug-15	21-Aug-15
	Re-Training on gaps based on Assessment week results- 1st	CTS	24-Aug-15	4-Sep-15
	Assessment week - 2nd	CTS	7-Sep-15	11-Sep-15
	Final Hands on training and Monitoring before production kick off	CTS	14-Sep-15	18-Sep-15

	Transition Activities			
7	Phase :- Re-badging HealthNet Staff	CTS	2-Mar-15	2-Mar-15
8	Phase :-Offshore Knowledge Transfer :- Wave 1	CTS	[illegible]	24-Jul-15
	Boot Camps	CTS	6-Apr-15	1-May-15
	Access Enablement	CTS	4-May-15	29-May-15
	Overview of Membership business and systems	CTS	4-May-15	8-May-15
	Theory - Class Room :- Membership process training	CTS	11-May-15	15-May-15
	Practical - Hands on Training :- Membership process training	CTS	1-Jun-15	19-Jun-15
	Assessment week - 1st	CTS	22-Jun-15	26-Jun-15
	Re-Training on gaps based on Assessment week results- 1st	CTS	29-Jun-15	10-Jul-15
	Assessment week - 2nd	CTS	13-Jul-15	17-Jul-15
	Final Hands on training and Monitoring before production kick off	CTS	20-Jul-15	24-Jul-15
	Phase :-Ramp Wave 1	CTS	27-Jul-15	4-Mar-16
	10% Volume Ramp - Capacity	CTS	27-Jul-15	21-Aug-15
	20% Volume Ramp - Capacity	CTS	24-Aug-15	18-Sep-15
	30% Volume Ramp - Capacity	CTS	21-Sep-15	16-Oct-15
	40% Volume Ramp - Capacity	CTS	19-Oct-15	13-Nov-15
	50% Volume Ramp - Capacity	CTS	16-Nov-15	11-Dec-15
	65% Volume Ramp - Capacity	CTS	14-Dec-15	8-Jan-16
	75% Volume Ramp - Capacity	CTS	11-Jan-16	5-Feb-16
	100% Volume Ramp - Capacity	CTS	8-Feb-16	4-Mar-16
	Go Live Wave 1	CTS	7-Mar-16	
	Phase :-Offshore Knowledge Transfer :- Wave 2A	CTS	[illegible]	18-Sep-15
	Boot Camps	CTS	1-Jun-15	26-Jun-15
	Access Enablement	CTS	29-Jun-15	24-Jul-15
	Overview of Membership business and systems	CTS	29-Jun-15	3-Jul-15
	Theory - Class Room :- Membership process training	CTS	6-Jul-15	24-Jul-15
	Practical - Hands on Training :- Membership process training	CTS	27-Jul-15	14-Aug-15
	Assessment week - 1st	CTS	17-Aug-15	21-Aug-15
	Re-Training on gaps based on Assessment week results- 1st	CTS	24-Aug-15	4-Sep-15
	Assessment week - 2nd	CTS	7-Sep-15	11-Sep-15
	Final Hands on training and Monitoring before production kick off	CTS	14-Sep-15	18-Sep-15

Final

	Transition Activities			
7	Phase :- Re-badging HealthNet Staff	CTS	2-Mar-15	2-Mar-15
8	Phase :-Offshore Knowledge Transfer :- Wave 1	CTS	[illegible]	24-Jul-15
	Boot Camps	CTS	6-Apr-15	1-May-15
	Access Enablement	CTS	4-May-15	29-May-15
	Overview of Membership business and systems	CTS	4-May-15	8-May-15
	Theory - Class Room :- Membership process training	CTS	11-May-15	15-May-15
	Practical - Hands on Training :- Membership process training	CTS	1-Jun-15	19-Jun-15
	Assessment week - 1st	CTS	22-Jun-15	26-Jun-15
	Re-Training on gaps based on Assessment week results- 1st	CTS	29-Jun-15	10-Jul-15
	Assessment week - 2nd	CTS	13-Jul-15	17-Jul-15
	Final Hands on training and Monitoring before production kick off	CTS	20-Jul-15	24-Jul-15
	Phase :-Ramp Wave 1	CTS	27-Jul-15	4-Mar-16
	10% Volume Ramp - Capacity	CTS	27-Jul-15	21-Aug-15
	20% Volume Ramp - Capacity	CTS	24-Aug-15	18-Sep-15
	30% Volume Ramp - Capacity	CTS	21-Sep-15	16-Oct-15
	40% Volume Ramp - Capacity	CTS	19-Oct-15	13-Nov-15
	50% Volume Ramp - Capacity	CTS	16-Nov-15	11-Dec-15
	65% Volume Ramp - Capacity	CTS	14-Dec-15	8-Jan-16
	75% Volume Ramp - Capacity	CTS	11-Jan-16	5-Feb-16
	100% Volume Ramp - Capacity	CTS	8-Feb-16	4-Mar-16
	Go Live Wave 1	CTS	7-Mar-16	
	Phase :-Offshore Knowledge Transfer :- Wave 2A	CTS		18-Sep-15
	Boot Camps	CTS	1-Jun-15	26-Jun-15
	Access Enablement	CTS	29-Jun-15	24-Jul-15
	Overview of Membership business and systems	CTS	29-Jun-15	3-Jul-15
	Theory - Class Room :- Membership process training	CTS	6-Jul-15	24-Jul-15
	Practical - Hands on Training :- Membership process training	CTS	27-Jul-15	14-Aug-15
	Assessment week - 1st	CTS	17-Aug-15	21-Aug-15
	Re-Training on gaps based on Assessment week results- 1st	CTS	24-Aug-15	4-Sep-15
	Assessment week - 2nd	CTS	7-Sep-15	11-Sep-15
	Final Hands on training and Monitoring before production kick off	CTS	14-Sep-15	18-Sep-15

Final

	Transition Activities			
7	Phase :- Re-badging HealthNet Staff	CTS	2-Mar-15	2-Mar-15
8	Phase :-Offshore Knowledge Transfer :- Wave 1	CTS	[illegible]	24-Jul-15
	Boot Camps	CTS	6-Apr-15	1-May-15
	Access Enablement	CTS	4-May-15	29-May-15
	Overview of Membership business and systems	CTS	4-May-15	8-May-15
	Theory - Class Room :- Membership process training	CTS	11-May-15	15-May-15
	Practical - Hands on Training :- Membership process training	CTS	1-Jun-15	19-Jun-15
	Assessment week - 1st	CTS	22-Jun-15	26-Jun-15
	Re-Training on gaps based on Assessment week results- 1st	CTS	29-Jun-15	10-Jul-15
	Assessment week - 2nd	CTS	13-Jul-15	17-Jul-15
	Final Hands on training and Monitoring before production kick off	CTS	20-Jul-15	24-Jul-15
	Phase :-Ramp Wave 1	CTS	27-Jul-15	4-Mar-16
	10% Volume Ramp - Capacity	CTS	27-Jul-15	21-Aug-15
	20% Volume Ramp - Capacity	CTS	24-Aug-15	18-Sep-15
	30% Volume Ramp - Capacity	CTS	21-Sep-15	16-Oct-15
	40% Volume Ramp - Capacity	CTS	19-Oct-15	13-Nov-15
	50% Volume Ramp - Capacity	CTS	16-Nov-15	11-Dec-15
	65% Volume Ramp - Capacity	CTS	14-Dec-15	8-Jan-16
	75% Volume Ramp - Capacity	CTS	11-Jan-16	5-Feb-16
	100% Volume Ramp - Capacity	CTS	8-Feb-16	4-Mar-16
	Go Live Wave 1	CTS	7-Mar-16	
	Phase :-Offshore Knowledge Transfer :- Wave 2A	CTS	[illegible]	18-Sep-15
	Boot Camps	CTS	1-Jun-15	26-Jun-15
	Access Enablement	CTS	29-Jun-15	24-Jul-15
	Overview of Membership business and systems	CTS	29-Jun-15	3-Jul-15
	Theory - Class Room :- Membership process training	CTS	6-Jul-15	24-Jul-15
	Practical - Hands on Training :- Membership process training	CTS	27-Jul-15	14-Aug-15
	Assessment week - 1st	CTS	17-Aug-15	21-Aug-15
	Re-Training on gaps based on Assessment week results- 1st	CTS	24-Aug-15	4-Sep-15
	Assessment week - 2nd	CTS	7-Sep-15	11-Sep-15
	Final Hands on training and Monitoring before production kick off	CTS	14-Sep-15	18-Sep-15

Final

Phase :-Ramp Wave 2A	CTS	21-Sep-15	29-Apr-16
10% Volume Ramp - Capacity	CTS	21-Sep-15	16-Oct-15
20% Volume Ramp - Capacity	CTS	19-Oct-15	13-Nov-15
30% Volume Ramp - Capacity	CTS	16-Nov-15	11-Dec-15
40% Volume Ramp - Capacity	CTS	14-Dec-15	8-Jan-16
50% Volume Ramp - Capacity	CTS	11-Jan-16	5-Feb-16
65% Volume Ramp - Capacity	CTS	8-Feb-16	4-Mar-16
75% Volume Ramp - Capacity	CTS	7-Mar-16	1-Apr-16
100% Volume Ramp - Capacity	CTS	4-Apr-16	29-Apr-16
Go Live Wave 2A	CTS	2-May-16	
Phase :-Offshore Knowledge Transfer :- Wave 2B	CTS	[illegible]	16-Oct-15
Boot Camps	CTS	1-Jun-15	26-Jun-15
Access Enablement	CTS	29-Jun-15	24-Jul-15
Overview of Membership business and systems	CTS	29-Jun-15	3-Jul-15
Theory - Class Room :- Membership process training	CTS	6-Jul-15	31-Jul-15
Practical - Hands on Training :- Membership process training	CTS	3-Aug-15	28-Aug-15
Assessment week - 1st	CTS	31-Aug-15	4-Sep-15
Re-Training on gaps based on Assessment week results- 1st	CTS	7-Sep-15	25-Sep-15
Assessment week - 2nd	CTS	28-Sep-15	2-Oct-15
Final Hands on training and Monitoring before production kick off	CTS	5-Oct-15	16-Oct-15
Phase :-Ramp Wave 2B	CTS	19-Oct-15	27-May-16
10% Volume Ramp - Capacity	CTS	19-Oct-15	13-Nov-15
20% Volume Ramp - Capacity	CTS	16-Nov-15	11-Dec-15
30% Volume Ramp - Capacity	CTS	14-Dec-15	8-Jan-16
40% Volume Ramp - Capacity	CTS	11-Jan-16	5-Feb-16
50% Volume Ramp - Capacity	CTS	8-Feb-16	4-Mar-16
65% Volume Ramp - Capacity	CTS	7-Mar-16	1-Apr-16
75% Volume Ramp - Capacity	CTS	4-Apr-16	29-Apr-16
100% Volume Ramp - Capacity	CTS	2-May-16	27-May-16
Go Live Wave 2B	CTS	30-May-16	
Phase :-Offshore Knowledge Transfer :- Wave 3A	CTS	[illegible]	24-Jun-16
Boot Camps	CTS	7-Mar-16	1-Apr-16
Access Enablement	CTS	4-Apr-16	29-Apr-16
Overview of Membership business and systems	CTS	4-Apr-16	8-Apr-16
Theory - Class Room :- Membership process training	CTS	11-Apr-16	29-Apr-16
Practical - Hands on Training :- Membership process training	CTS	2-May-16	20-May-16
Assessment week - 1st	CTS	23-May-16	27-May-16
Re-Training on gaps based on Assessment week results- 1st	CTS	30-May-16	10-Jun-16
Assessment week - 2nd	CTS	13-Jun-16	17-Jun-16
Final Hands on training and Monitoring before production kick off	CTS	20-Jun-16	24-Jun-16

Phase :-Ramp Wave 2A	CTS	21-Sep-15	29-Apr-16
10% Volume Ramp - Capacity	CTS	21-Sep-15	16-Oct-15
20% Volume Ramp - Capacity	CTS	19-Oct-15	13-Nov-15
30% Volume Ramp - Capacity	CTS	16-Nov-15	11-Dec-15
40% Volume Ramp - Capacity	CTS	14-Dec-15	8-Jan-16
50% Volume Ramp - Capacity	CTS	11-Jan-16	5-Feb-16
65% Volume Ramp - Capacity	CTS	8-Feb-16	4-Mar-16
75% Volume Ramp - Capacity	CTS	7-Mar-16	1-Apr-16
100% Volume Ramp - Capacity	CTS	4-Apr-16	29-Apr-16
Go Live Wave 2A	CTS	2-May-16	
Phase :-Offshore Knowledge Transfer :- Wave 2B	CTS	[illegible]	16-Oct-15
Boot Camps	CTS	1-Jun-15	26-Jun-15
Access Enablement	CTS	29-Jun-15	24-Jul-15
Overview of Membership business and systems	CTS	29-Jun-15	3-Jul-15
Theory - Class Room :- Membership process training	CTS	6-Jul-15	31-Jul-15
Practical - Hands on Training :- Membership process training	CTS	3-Aug-15	28-Aug-15
Assessment week - 1st	CTS	31-Aug-15	4-Sep-15
Re-Training on gaps based on Assessment week results- 1st	CTS	7-Sep-15	25-Sep-15
Assessment week - 2nd	CTS	28-Sep-15	2-Oct-15
Final Hands on training and Monitoring before production kick off	CTS	5-Oct-15	16-Oct-15
Phase :-Ramp Wave 2B	CTS	19-Oct-15	27-May-16
10% Volume Ramp - Capacity	CTS	19-Oct-15	13-Nov-15
20% Volume Ramp - Capacity	CTS	16-Nov-15	11-Dec-15
30% Volume Ramp - Capacity	CTS	14-Dec-15	8-Jan-16
40% Volume Ramp - Capacity	CTS	11-Jan-16	5-Feb-16
50% Volume Ramp - Capacity	CTS	8-Feb-16	4-Mar-16
65% Volume Ramp - Capacity	CTS	7-Mar-16	1-Apr-16
75% Volume Ramp - Capacity	CTS	4-Apr-16	29-Apr-16
100% Volume Ramp - Capacity	CTS	2-May-16	27-May-16
Go Live Wave 2B	CTS	30-May-16	
Phase :-Offshore Knowledge Transfer :- Wave 3A	CTS	[illegible]	24-Jun-16
Boot Camps	CTS	7-Mar-16	1-Apr-16
Access Enablement	CTS	4-Apr-16	29-Apr-16
Overview of Membership business and systems	CTS	4-Apr-16	8-Apr-16
Theory - Class Room :- Membership process training	CTS	11-Apr-16	29-Apr-16
Practical - Hands on Training :- Membership process training	CTS	2-May-16	20-May-16
Assessment week - 1st	CTS	23-May-16	27-May-16
Re-Training on gaps based on Assessment week results- 1st	CTS	30-May-16	10-Jun-16
Assessment week - 2nd	CTS	13-Jun-16	17-Jun-16
Final Hands on training and Monitoring before production kick off	CTS	20-Jun-16	24-Jun-16

Phase :-Ramp Wave 2A	CTS	21-Sep-15	29-Apr-16
10% Volume Ramp - Capacity	CTS	21-Sep-15	16-Oct-15
20% Volume Ramp - Capacity	CTS	19-Oct-15	13-Nov-15
30% Volume Ramp - Capacity	CTS	16-Nov-15	11-Dec-15
40% Volume Ramp - Capacity	CTS	14-Dec-15	8-Jan-16
50% Volume Ramp - Capacity	CTS	11-Jan-16	5-Feb-16
65% Volume Ramp - Capacity	CTS	8-Feb-16	4-Mar-16
75% Volume Ramp - Capacity	CTS	7-Mar-16	1-Apr-16
100% Volume Ramp - Capacity	CTS	4-Apr-16	29-Apr-16
Go Live Wave 2A	CTS	2-May-16	
Phase :-Offshore Knowledge Transfer :- Wave 2B	CTS	[illegible]	16-Oct-15
Boot Camps	CTS	1-Jun-15	26-Jun-15
Access Enablement	CTS	29-Jun-15	24-Jul-15
Overview of Membership business and systems	CTS	29-Jun-15	3-Jul-15
Theory - Class Room :- Membership process training	CTS	6-Jul-15	31-Jul-15
Practical - Hands on Training :- Membership process training	CTS	3-Aug-15	28-Aug-15
Assessment week - 1st	CTS	31-Aug-15	4-Sep-15
Re-Training on gaps based on Assessment week results- 1st	CTS	7-Sep-15	25-Sep-15
Assessment week - 2nd	CTS	28-Sep-15	2-Oct-15
Final Hands on training and Monitoring before production kick off	CTS	5-Oct-15	16-Oct-15
Phase :-Ramp Wave 2B	CTS	19-Oct-15	27-May-16
10% Volume Ramp - Capacity	CTS	19-Oct-15	13-Nov-15
20% Volume Ramp - Capacity	CTS	16-Nov-15	11-Dec-15
30% Volume Ramp - Capacity	CTS	14-Dec-15	8-Jan-16
40% Volume Ramp - Capacity	CTS	11-Jan-16	5-Feb-16
50% Volume Ramp - Capacity	CTS	8-Feb-16	4-Mar-16
65% Volume Ramp - Capacity	CTS	7-Mar-16	1-Apr-16
75% Volume Ramp - Capacity	CTS	4-Apr-16	29-Apr-16
100% Volume Ramp - Capacity	CTS	2-May-16	27-May-16
Go Live Wave 2B	CTS	30-May-16	
Phase :-Offshore Knowledge Transfer :- Wave 3A	CTS	[illegible]	24-Jun-16
Boot Camps	CTS	7-Mar-16	1-Apr-16
Access Enablement	CTS	4-Apr-16	29-Apr-16
Overview of Membership business and systems	CTS	4-Apr-16	8-Apr-16
Theory - Class Room :- Membership process training	CTS	11-Apr-16	29-Apr-16
Practical - Hands on Training :- Membership process training	CTS	2-May-16	20-May-16
Assessment week - 1st	CTS	23-May-16	27-May-16
Re-Training on gaps based on Assessment week results- 1st	CTS	30-May-16	10-Jun-16
Assessment week - 2nd	CTS	13-Jun-16	17-Jun-16
Final Hands on training and Monitoring before production kick off	CTS	20-Jun-16	24-Jun-16

Phase :-Ramp Wave 2A	CTS	21-Sep-15	29-Apr-16
10% Volume Ramp - Capacity	CTS	21-Sep-15	16-Oct-15
20% Volume Ramp - Capacity	CTS	19-Oct-15	13-Nov-15
30% Volume Ramp - Capacity	CTS	16-Nov-15	11-Dec-15
40% Volume Ramp - Capacity	CTS	14-Dec-15	8-Jan-16
50% Volume Ramp - Capacity	CTS	11-Jan-16	5-Feb-16
65% Volume Ramp - Capacity	CTS	8-Feb-16	4-Mar-16
75% Volume Ramp - Capacity	CTS	7-Mar-16	1-Apr-16
100% Volume Ramp - Capacity	CTS	4-Apr-16	29-Apr-16
Go Live Wave 2A	CTS	2-May-16	
Phase :-Offshore Knowledge Transfer :- Wave 2B	CTS		16-Oct-15
Boot Camps	CTS	1-Jun-15	26-Jun-15
Access Enablement	CTS	29-Jun-15	24-Jul-15
Overview of Membership business and systems	CTS	29-Jun-15	3-Jul-15
Theory - Class Room :- Membership process training	CTS	6-Jul-15	31-Jul-15
Practical - Hands on Training :- Membership process training	CTS	3-Aug-15	28-Aug-15
Assessment week - 1st	CTS	31-Aug-15	4-Sep-15
Re-Training on gaps based on Assessment week results- 1st	CTS	7-Sep-15	25-Sep-15
Assessment week - 2nd	CTS	28-Sep-15	2-Oct-15
Final Hands on training and Monitoring before production kick off	CTS	5-Oct-15	16-Oct-15
Phase :-Ramp Wave 2B	CTS	19-Oct-15	27-May-16
10% Volume Ramp - Capacity	CTS	19-Oct-15	13-Nov-15
20% Volume Ramp - Capacity	CTS	16-Nov-15	11-Dec-15
30% Volume Ramp - Capacity	CTS	14-Dec-15	8-Jan-16
40% Volume Ramp - Capacity	CTS	11-Jan-16	5-Feb-16
50% Volume Ramp - Capacity	CTS	8-Feb-16	4-Mar-16
65% Volume Ramp - Capacity	CTS	7-Mar-16	1-Apr-16
75% Volume Ramp - Capacity	CTS	4-Apr-16	29-Apr-16
100% Volume Ramp - Capacity	CTS	2-May-16	27-May-16
Go Live Wave 2B	CTS	30-May-16	
Phase :-Offshore Knowledge Transfer :- Wave 3A	CTS		24-Jun-16
Boot Camps	CTS	7-Mar-16	1-Apr-16
Access Enablement	CTS	4-Apr-16	29-Apr-16
Overview of Membership business and systems	CTS	4-Apr-16	8-Apr-16
Theory - Class Room :- Membership process training	CTS	11-Apr-16	29-Apr-16
Practical - Hands on Training :- Membership process training	CTS	2-May-16	20-May-16
Assessment week - 1st	CTS	23-May-16	27-May-16
Re-Training on gaps based on Assessment week results- 1st	CTS	30-May-16	10-Jun-16
Assessment week - 2nd	CTS	13-Jun-16	17-Jun-16
Final Hands on training and Monitoring before production kick off	CTS	20-Jun-16	24-Jun-16

Final

	Phase :-Ramp Wave 3A	CTS	27-Jun-16	3-Feb-17
	10% Volume Ramp - Capacity	CTS	27-Jun-16	22-Jul-16
	20% Volume Ramp - Capacity	CTS	25-Jul-16	19-Aug-16
	30% Volume Ramp - Capacity	CTS	22-Aug-16	16-Sep-16
	40% Volume Ramp - Capacity	CTS	19-Sep-16	14-Oct-16
	50% Volume Ramp - Capacity	CTS	17-Oct-16	11-Nov-16
	65% Volume Ramp - Capacity	CTS	14-Nov-16	9-Dec-16
	75% Volume Ramp - Capacity	CTS	12-Dec-16	6-Jan-17
	100% Volume Ramp - Capacity	CTS	9-Jan-17	3-Feb-17
	Go Live Wave 3A	CTS	6-Feb-17	
	Phase :-Offshore Knowledge Transfer :- Wave 3B	CTS		22-Jul-16
	Boot Camps	CTS	7-Mar-16	1-Apr-16
	Access Enablement	CTS	4-Apr-16	29-Apr-16
	Overview of Membership business and systems	CTS	4-Apr-16	8-Apr-16
	Theory - Class Room :- Membership process training	CTS	11-Apr-16	6-May-16
	Practical - Hands on Training :- Membership process training	CTS	9-May-16	3-Jun-16
	Assessment week - 1st	CTS	6-Jun-16	10-Jun-16
	Re-Training on gaps based on Assessment week results- 1st	CTS	13-Jun-16	1-Jul-16
	Assessment week - 2nd	CTS	4-Jul-16	8-Jul-16
	Final Hands on training and Monitoring before production kick off	CTS	11-Jul-16	22-Jul-16
	Phase :-Ramp Wave 3B	CTS	25-Jul-16	3-Mar-17
	10% Volume Ramp - Capacity	CTS	25-Jul-16	19-Aug-16
	20% Volume Ramp - Capacity	CTS	22-Aug-16	16-Sep-16
	30% Volume Ramp - Capacity	CTS	19-Sep-16	14-Oct-16
	40% Volume Ramp - Capacity	CTS	17-Oct-16	11-Nov-16
	50% Volume Ramp - Capacity	CTS	14-Nov-16	9-Dec-16
	65% Volume Ramp - Capacity	CTS	12-Dec-16	6-Jan-17
	75% Volume Ramp - Capacity	CTS	9-Jan-17	3-Feb-17
	100% Volume Ramp - Capacity	CTS	6-Feb-17	3-Mar-17
	Go Live Wave 3B	CTS	6-Mar-17	

Phase :-Ramp Wave 3A	CTS	27-Jun-16	3-Feb-17
10% Volume Ramp - Capacity	CTS	27-Jun-16	22-Jul-16
20% Volume Ramp - Capacity	CTS	25-Jul-16	19-Aug-16
30% Volume Ramp - Capacity	CTS	22-Aug-16	16-Sep-16
40% Volume Ramp - Capacity	CTS	19-Sep-16	14-Oct-16
50% Volume Ramp - Capacity	CTS	17-Oct-16	11-Nov-16
65% Volume Ramp - Capacity	CTS	14-Nov-16	9-Dec-16
75% Volume Ramp - Capacity	CTS	12-Dec-16	6-Jan-17
100% Volume Ramp - Capacity	CTS	9-Jan-17	3-Feb-17
Go Live Wave 3A	CTS	6-Feb-17	
Phase :-Offshore Knowledge Transfer :- Wave 3B	CTS	[illegible]	22-Jul-16
Boot Camps	CTS	7-Mar-16	1-Apr-16
Access Enablement	CTS	4-Apr-16	29-Apr-16
Overview of Membership business and systems	CTS	4-Apr-16	8-Apr-16
Theory - Class Room :- Membership process training	CTS	11-Apr-16	6-May-16
Practical - Hands on Training :- Membership process training	CTS	9-May-16	3-Jun-16
Assessment week - 1st	CTS	6-Jun-16	10-Jun-16
Re-Training on gaps based on Assessment week results- 1st	CTS	13-Jun-16	1-Jul-16
Assessment week - 2nd	CTS	4-Jul-16	8-Jul-16
Final Hands on training and Monitoring before production kick off	CTS	11-Jul-16	22-Jul-16
Phase :-Ramp Wave 3B	CTS	25-Jul-16	3-Mar-17
10% Volume Ramp - Capacity	CTS	25-Jul-16	19-Aug-16
20% Volume Ramp - Capacity	CTS	22-Aug-16	16-Sep-16
30% Volume Ramp - Capacity	CTS	19-Sep-16	14-Oct-16
40% Volume Ramp - Capacity	CTS	17-Oct-16	11-Nov-16
50% Volume Ramp - Capacity	CTS	14-Nov-16	9-Dec-16
65% Volume Ramp - Capacity	CTS	12-Dec-16	6-Jan-17
75% Volume Ramp - Capacity	CTS	9-Jan-17	3-Feb-17
100% Volume Ramp - Capacity	CTS	6-Feb-17	3-Mar-17
Go Live Wave 3B	CTS	6-Mar-17	

Final

	Phase :-Ramp Wave 3A	CTS	27-Jun-16	3-Feb-17
	10% Volume Ramp - Capacity	CTS	27-Jun-16	22-Jul-16
	20% Volume Ramp - Capacity	CTS	25-Jul-16	19-Aug-16
	30% Volume Ramp - Capacity	CTS	22-Aug-16	16-Sep-16
	40% Volume Ramp - Capacity	CTS	19-Sep-16	14-Oct-16
	50% Volume Ramp - Capacity	CTS	17-Oct-16	11-Nov-16
	65% Volume Ramp - Capacity	CTS	14-Nov-16	9-Dec-16
	75% Volume Ramp - Capacity	CTS	12-Dec-16	6-Jan-17
	100% Volume Ramp - Capacity	CTS	9-Jan-17	3-Feb-17
	Go Live Wave 3A	CTS	6-Feb-17	
	Phase :-Offshore Knowledge Transfer :- Wave 3B	CTS	[illegible]	22-Jul-16
	Boot Camps	CTS	7-Mar-16	1-Apr-16
	Access Enablement	CTS	4-Apr-16	29-Apr-16
	Overview of Membership business and systems	CTS	4-Apr-16	8-Apr-16
	Theory - Class Room :- Membership process training	CTS	11-Apr-16	6-May-16
	Practical - Hands on Training :- Membership process training	CTS	9-May-16	3-Jun-16
	Assessment week - 1st	CTS	6-Jun-16	10-Jun-16
	Re-Training on gaps based on Assessment week results- 1st	CTS	13-Jun-16	1-Jul-16
	Assessment week - 2nd	CTS	4-Jul-16	8-Jul-16
	Final Hands on training and Monitoring before production kick off	CTS	11-Jul-16	22-Jul-16
	Phase :-Ramp Wave 3B	CTS	25-Jul-16	3-Mar-17
	10% Volume Ramp - Capacity	CTS	25-Jul-16	19-Aug-16
	20% Volume Ramp - Capacity	CTS	22-Aug-16	16-Sep-16
	30% Volume Ramp - Capacity	CTS	19-Sep-16	14-Oct-16
	40% Volume Ramp - Capacity	CTS	17-Oct-16	11-Nov-16
	50% Volume Ramp - Capacity	CTS	14-Nov-16	9-Dec-16
	65% Volume Ramp - Capacity	CTS	12-Dec-16	6-Jan-17
	75% Volume Ramp - Capacity	CTS	9-Jan-17	3-Feb-17
	100% Volume Ramp - Capacity	CTS	6-Feb-17	3-Mar-17
	Go Live Wave 3B	CTS	6-Mar-17	

	Phase :-Ramp Wave 3A	CTS	27-Jun-16	3-Feb-17
	10% Volume Ramp - Capacity	CTS	27-Jun-16	22-Jul-16
	20% Volume Ramp - Capacity	CTS	25-Jul-16	19-Aug-16
	30% Volume Ramp - Capacity	CTS	22-Aug-16	16-Sep-16
	40% Volume Ramp - Capacity	CTS	19-Sep-16	14-Oct-16
	50% Volume Ramp - Capacity	CTS	17-Oct-16	11-Nov-16
	65% Volume Ramp - Capacity	CTS	14-Nov-16	9-Dec-16
	75% Volume Ramp - Capacity	CTS	12-Dec-16	6-Jan-17
	100% Volume Ramp - Capacity	CTS	9-Jan-17	3-Feb-17
	Go Live Wave 3A	CTS	6-Feb-17	
	Phase :-Offshore Knowledge Transfer :- Wave 3B	CTS	[illegible]	22-Jul-16
	Boot Camps	CTS	7-Mar-16	1-Apr-16
	Access Enablement	CTS	4-Apr-16	29-Apr-16
	Overview of Membership business and systems	CTS	4-Apr-16	8-Apr-16
	Theory - Class Room :- Membership process training	CTS	11-Apr-16	6-May-16
	Practical - Hands on Training :- Membership process training	CTS	9-May-16	3-Jun-16
	Assessment week - 1st	CTS	6-Jun-16	10-Jun-16
	Re-Training on gaps based on Assessment week results- 1st	CTS	13-Jun-16	1-Jul-16
	Assessment week - 2nd	CTS	4-Jul-16	8-Jul-16
	Final Hands on training and Monitoring before production kick off	CTS	11-Jul-16	22-Jul-16
	Phase :-Ramp Wave 3B	CTS	25-Jul-16	3-Mar-17
	10% Volume Ramp - Capacity	CTS	25-Jul-16	19-Aug-16
	20% Volume Ramp - Capacity	CTS	22-Aug-16	16-Sep-16
	30% Volume Ramp - Capacity	CTS	19-Sep-16	14-Oct-16
	40% Volume Ramp - Capacity	CTS	17-Oct-16	11-Nov-16
	50% Volume Ramp - Capacity	CTS	14-Nov-16	9-Dec-16
	65% Volume Ramp - Capacity	CTS	12-Dec-16	6-Jan-17
	75% Volume Ramp - Capacity	CTS	9-Jan-17	3-Feb-17
	100% Volume Ramp - Capacity	CTS	6-Feb-17	3-Mar-17
	Go Live Wave 3B	CTS	6-Mar-17	

Final

Configuration

S. NO.	Project Tasks	Ownership	Start Date	End Date
	Pre- Transition Activities			
1	Contract Sign off	HN & CTS	28-Jul-14	24-Oct-14
	Organization Announcement at HN	HN	27-Oct-14	31-Oct-14
2	**Phase :- Transition Readiness Phase**		[illegible]	[illegible]
	Validate Solution Assumptions	CTS	10-Nov-14	14-Nov-14
	Team Charter	HN & CTS	10-Nov-14	5-Dec-14
	Transition Milestones and timelines	CTS	10-Nov-14	5-Dec-14
	Agenda and resource requirements for Process Assessment and	CTS	10-Nov-14	5-Dec-14
3	**Phase :- Process Assessment and Detailed Transition Planning**		[illegible]	[illegible]
	Transition Kick off Activity + Stake holder identification	HN & CTS	8-Dec-14	12-Dec-14
	Governance, communication & escalation plan	HN & CTS	8-Dec-14	12-Dec-14
	Process Assessment Agenda Finalization and dependency matrix	HN & CTS	8-Dec-14	19-Dec-14
	Gather or Create / Validate AS-IS & TO-BE SIPOC & Process Maps	CTS	22-Dec-14	9-Jan-15
	Gather & Finalize Technology requirements – applications required	CTS	29-Dec-14	16-Jan-15
	Staffing validation & Capacity Planning	CTS	29-Dec-14	16-Jan-15
	Review Training documentation and SOP readiness	CTS	19-Jan-15	6-Feb-15
	Documentation gap - Training - Wave 1	CTS	2-Feb-15	27-Feb-15
	Documentation gap - Process PnP's - Wave 1	CTS	2-Feb-15	27-Feb-15
	Documentation gap - Training - Wave 2	CTS	2-Mar-15	27-Mar-15
	Documentation gap - Process PnP's - Wave 2	CTS	2-Mar-15	27-Mar-15
	KM Team Deliverable listing & Briefing to KM team	CTS	23-Feb-15	6-Mar-15
	Gap documentation for HN review and Sign off	HN	30-Mar-15	24-Apr-15
	Evaluate Trainer availability	CTS	6-Apr-15	24-Apr-15
	Evaluate Quality Auditor avail	CTS	6-Apr-15	24-Apr-15
4	**Phase Knowledge Management**		5-Jan-15	31-Jul-15
	Process Shadowing and Understanding (Phase 1)	CTS	5-Jan-15	30-Jan-15
	create or update the available SOPs, P&Ps (Phase 1)	CTS	2-Feb-15	27-Feb-15
	create or update the Training docs (Phase 1)	CTS	2-Mar-15	27-Mar-15
	Sign off on updated SOP's and Training Documentation (Phase 1)	HN	30-Mar-15	24-Apr-15
	Accommodate Changes based on HN review (Phase 1)	CTS	30-Mar-15	24-Apr-15
	Process Shadowing and Understanding (Phase 2)	CTS	27-Apr-15	8-May-15
	create or update the available SOPs, P&Ps (Phase 2)	CTS	11-May-15	5-Jun-15
	create or update the Training docs (Phase 2)	CTS	8-Jun-15	3-Jul-15
	Sign off on updated SOP's and Training Documentation (Phase 2)	HN	6-Jul-15	31-Jul-15
	Accommodate Changes based on HN review (Phase 2)	CTS	6-Jul-15	31-Jul-15

Timeline columns: Jul-14: 28-Jul-14; Aug-14: 4-Aug-14, 11-Aug-14, 18-Aug-14, 25-Aug-14; Sep-14: 1-Sep-14, 8-Sep-14, 15-Sep-14, 22-Sep-14, 29-Sep-14; Oct-14: 6-Oct-14, 13-Oct-14, 20-Oct-14, 27-Oct-14; Nov-14: 3-Nov-14, 10-Nov-14, 17-Nov-14, 24-Nov-14; Dec-14: 1-Dec-14, 8-Dec-14, 15-Dec-14, 22-Dec-14, 29-Dec-14; Jan-15: 5-Jan-15, 12-Jan-15, 19-Jan-15, 26-Jan-15; Feb-15: 2-Feb-15, 9-Feb-15, 16-Feb-15, 23-Feb-15; 2-Mar-15, 9-Mar-15

Configuration

S. NO.	Project Tasks	Ownership	Start Date	End Date
	Pre- Transition Activities			
1	Contract Sign off	HN & CTS	28-Jul-14	24-Oct-14
	Organization Announcement at HN	HN	27-Oct-14	31-Oct-14
2	Phase :- Transition Readiness Phase		[illegible]	[illegible]
	Validate Solution Assumptions	CTS	10-Nov-14	14-Nov-14
	Team Charter	HN & CTS	10-Nov-14	5-Dec-14
	Transition Milestones and timelines	CTS	10-Nov-14	5-Dec-14
	Agenda and resource requirements for Process Assessment and	CTS	10-Nov-14	5-Dec-14
3	Phase :- Process Assessment and Detailed Transition Planning		[illegible]	[illegible]
	Transition Kick off Activity + Stake holder identification	HN & CTS	8-Dec-14	12-Dec-14
	Governance, communication & escalation plan	HN & CTS	8-Dec-14	12-Dec-14
	Process Assessment Agenda Finalization and dependency matrix	HN & CTS	8-Dec-14	19-Dec-14
	Gather or Create / Validate AS-IS & TO-BE SIPOC & Process Maps	CTS	22-Dec-14	9-Jan-15
	Gather & Finalize Technology requirements – applications required	CTS	29-Dec-14	16-Jan-15
	Staffing validation & Capacity Planning	CTS	29-Dec-14	16-Jan-15
	Review Training documentation and SOP readiness	CTS	19-Jan-15	6-Feb-15
	Documentation gap - Training - Wave 1	CTS	2-Feb-15	27-Feb-15
	Documentation gap - Process PnP's - Wave 1	CTS	2-Feb-15	27-Feb-15
	Documentation gap - Training - Wave 2	CTS	2-Mar-15	27-Mar-15
	Documentation gap - Process PnP's - Wave 2	CTS	2-Mar-15	27-Mar-15
	KM Team Deliverable listing & Briefing to KM team	CTS	23-Feb-15	6-Mar-15
	Gap documentation for HN review and Sign off	HN	30-Mar-15	24-Apr-15
	Evaluate Trainer availability	CTS	6-Apr-15	24-Apr-15
	Evaluate Quality Auditor avail	CTS	6-Apr-15	24-Apr-15
4	Phase Knowledge Management		5-Jan-15	31-Jul-15
	Process Shadowing and Understanding (Phase 1)	CTS	5-Jan-15	30-Jan-15
	create or update the available SOPs, P&Ps (Phase 1)	CTS	2-Feb-15	27-Feb-15
	create or update the Training docs (Phase 1)	CTS	2-Mar-15	27-Mar-15
	Sign off on updated SOP's and Training Documentation (Phase 1)	HN	30-Mar-15	24-Apr-15
	Accommodate Changes based on HN review (Phase 1)	CTS	30-Mar-15	24-Apr-15
	Process Shadowing and Understanding (Phase 2)	CTS	27-Apr-15	8-May-15
	create or update the available SOPs, P&Ps (Phase 2)	CTS	11-May-15	5-Jun-15
	create or update the Training docs (Phase 2)	CTS	8-Jun-15	3-Jul-15
	Sign off on updated SOP's and Training Documentation (Phase 2)	HN	6-Jul-15	31-Jul-15
	Accommodate Changes based on HN review (Phase 2)	CTS	6-Jul-15	31-Jul-15

Month	Weeks
Mar-15	16-Mar-15, 23-Mar-15, 30-Mar-15
Apr-15	6-Apr-15, 13-Apr-15, 20-Apr-15, 27-Apr-15
May-15	4-May-15, 11-May-15, 18-May-15, 25-May-15
Jun-15	1-Jun-15, 8-Jun-15, 15-Jun-15, 22-Jun-15, 29-Jun-15
Jul-15	6-Jul-15, 13-Jul-15, 20-Jul-15, 27-Jul-15
Aug-15	3-Aug-15, 10-Aug-15, 17-Aug-15, 24-Aug-15, 31-Aug-15
Sep-15	7-Sep-15, 14-Sep-15, 21-Sep-15, 28-Sep-15
Oct-15	5-Oct-15, 12-Oct-15, 19-Oct-15, 26-Oct-15
Nov-15	2-Nov-15, 9-Nov-15, 16-Nov-15, 23-Nov-15, 30-Nov-15
Dec-15	7-Dec-15, 14-Dec-15, 21-Dec-15

Final

Configuration

						Jan-16				Feb-16				Mar-16					Apr-16				May-16					Jun-16				Jul-16				Aug-16					Sep-16				
S. NO.	Project Tasks	Ownership	Start Date	End Date	28-Dec-15	4-Jan-16	11-Jan-16	18-Jan-16	25-Jan-16	1-Feb-16	8-Feb-16	15-Feb-16	22-Feb-16	29-Feb-16	7-Mar-16	14-Mar-16	21-Mar-16	28-Mar-16	4-Apr-16	11-Apr-16	18-Apr-16	25-Apr-16	2-May-16	9-May-16	16-May-16	23-May-16	30-May-16	6-Jun-16	13-Jun-16	20-Jun-16	27-Jun-16	4-Jul-16	11-Jul-16	18-Jul-16	25-Jul-16	1-Aug-16	8-Aug-16	15-Aug-16	22-Aug-16	29-Aug-16	5-Sep-16	12-Sep-16	19-Sep-16	26-Sep-16	3-Oct-16
	Pre- Transition Activities																																												
1	Contract Sign off	HN & CTS	28-Jul-14	24-Oct-14																																									
	Organization Announcement at HN	HN	27-Oct-14	31-Oct-14																																									
2	Phase :- Transition Readiness Phase		[illegible]	[illegible]																																									
	Validate Solution Assumptions	CTS	10-Nov-14	14-Nov-14																																									
	Team Charter	HN & CTS	10-Nov-14	5-Dec-14																																									
	Transition Milestones and timelines	CTS	10-Nov-14	5-Dec-14																																									
	Agenda and resource requirements for Process Assessment and	CTS	10-Nov-14	5-Dec-14																																									
3	Phase :- Process Assessment and Detailed Transition Planning		[illegible]	[illegible]																																									
	Transition Kick off Activity + Stake holder identification	HN & CTS	8-Dec-14	12-Dec-14																																									
	Governance, communication & escalation plan	HN & CTS	8-Dec-14	12-Dec-14																																									
	Process Assessment Agenda Finalization and dependency matrix	HN & CTS	8-Dec-14	19-Dec-14																																									
	Gather or Create / Validate AS-IS & TO-BE SIPOC & Process Maps	CTS	22-Dec-14	9-Jan-15																																									
	Gather & Finalize Technology requirements – applications required	CTS	29-Dec-14	16-Jan-15																																									
	Staffing validation & Capacity Planning	CTS	29-Dec-14	16-Jan-15																																									
	Review Training documentation and SOP readiness	CTS	19-Jan-15	6-Feb-15																																									
	Documentation gap - Training - Wave 1	CTS	2-Feb-15	27-Feb-15																																									
	Documentation gap - Process PnP's - Wave 1	CTS	2-Feb-15	27-Feb-15																																									
	Documentation gap - Training - Wave 2	CTS	2-Mar-15	27-Mar-15																																									
	Documentation gap - Process PnP's - Wave 2	CTS	2-Mar-15	27-Mar-15																																									
	KM Team Deliverable listing & Briefing to KM team	CTS	23-Feb-15	6-Mar-15																																									
	Gap documentation for HN review and Sign off	HN	30-Mar-15	24-Apr-15																																									
	Evaluate Trainer availability	CTS	6-Apr-15	24-Apr-15																																									
	Evaluate Quality Auditor avail	CTS	6-Apr-15	24-Apr-15																																									
4	Phase Knowledge Management		5-Jan-15	31-Jul-15																																									
	Process Shadowing and Understanding (Phase 1)	CTS	5-Jan-15	30-Jan-15																																									
	create or update the available SOPs, P&Ps (Phase 1)	CTS	2-Feb-15	27-Feb-15																																									
	create or update the Training docs (Phase 1)	CTS	2-Mar-15	27-Mar-15																																									
	Sign off on updated SOP's and Training Documentation (Phase 1)	HN	30-Mar-15	24-Apr-15																																									
	Accommodate Changes based on HN review (Phase 1)	CTS	30-Mar-15	24-Apr-15																																									
	Process Shadowing and Understanding (Phase 2)	CTS	27-Apr-15	8-May-15																																									
	create or update the available SOPs, P&Ps (Phase 2)	CTS	11-May-15	5-Jun-15																																									
	create or update the Training docs (Phase 2)	CTS	8-Jun-15	3-Jul-15																																									
	Sign off on updated SOP's and Training Documentation (Phase 2)	HN	6-Jul-15	31-Jul-15																																									
	Accommodate Changes based on HN review (Phase 2)	CTS	6-Jul-15	31-Jul-15																																									

Final

Configuration

					Oct-16				Nov-16				Dec-16				Jan-17				
S. NO.	Project Tasks	Ownership	Start Date	End Date	10-Oct-16	17-Oct-16	24-Oct-16	31-Oct-16	7-Nov-16	14-Nov-16	21-Nov-16	28-Nov-16	5-Dec-16	12-Dec-16	19-Dec-16	26-Dec-16	2-Jan-17	9-Jan-17	16-Jan-17	23-Jan-17	30-Jan-17
	Pre- Transition Activities																				
1	Contract Sign off	HN & CTS	28-Jul-14	24-Oct-14																	
	Organization Announcement at HN	HN	27-Oct-14	31-Oct-14																	
2	**Phase :- Transition Readiness Phase**		[illegible]	[illegible]																	
	Validate Solution Assumptions	CTS	10-Nov-14	14-Nov-14																	
	Team Charter	HN & CTS	10-Nov-14	5-Dec-14																	
	Transition Milestones and timelines	CTS	10-Nov-14	5-Dec-14																	
	Agenda and resource requirements for Process Assessment and	CTS	10-Nov-14	5-Dec-14																	
3	**Phase :- Process Assessment and Detailed Transition Planning**		[illegible]	[illegible]																	
	Transition Kick off Activity + Stake holder identification	HN & CTS	8-Dec-14	12-Dec-14																	
	Governance, communication & escalation plan	HN & CTS	8-Dec-14	12-Dec-14																	
	Process Assessment Agenda Finalization and dependency matrix	HN & CTS	8-Dec-14	19-Dec-14																	
	Gather or Create / Validate AS-IS & TO-BE SIPOC & Process Maps	CTS	22-Dec-14	9-Jan-15																	
	Gather & Finalize Technology requirements – applications required	CTS	29-Dec-14	16-Jan-15																	
	Staffing validation & Capacity Planning	CTS	29-Dec-14	16-Jan-15																	
	Review Training documentation and SOP readiness	CTS	19-Jan-15	6-Feb-15																	
	Documentation gap - Training - Wave 1	CTS	2-Feb-15	27-Feb-15																	
	Documentation gap - Process PnP's - Wave 1	CTS	2-Feb-15	27-Feb-15																	
	Documentation gap - Training - Wave 2	CTS	2-Mar-15	27-Mar-15																	
	Documentation gap - Process PnP's - Wave 2	CTS	2-Mar-15	27-Mar-15																	
	KM Team Deliverable listing & Briefing to KM team	CTS	23-Feb-15	6-Mar-15																	
	Gap documentation for HN review and Sign off	HN	30-Mar-15	24-Apr-15																	
	Evaluate Trainer availability	CTS	6-Apr-15	24-Apr-15																	
	Evaluate Quality Auditor avail	CTS	6-Apr-15	24-Apr-15																	
4	**Phase Knowledge Management**		5-Jan-15	31-Jul-15																	
	Process Shadowing and Understanding (Phase 1)	CTS	5-Jan-15	30-Jan-15																	
	create or update the available SOPs, P&Ps (Phase 1)	CTS	2-Feb-15	27-Feb-15																	
	create or update the Training docs (Phase 1)	CTS	2-Mar-15	27-Mar-15																	
	Sign off on updated SOP's and Training Documentation (Phase 1)	HN	30-Mar-15	24-Apr-15																	
	Accommodate Changes based on HN review (Phase 1)	CTS	30-Mar-15	24-Apr-15																	
	Process Shadowing and Understanding (Phase 2)	CTS	27-Apr-15	8-May-15																	
	create or update the available SOPs, P&Ps (Phase 2)	CTS	11-May-15	5-Jun-15																	
	create or update the Training docs (Phase 2)	CTS	8-Jun-15	3-Jul-15																	
	Sign off on updated SOP's and Training Documentation (Phase 2)	HN	6-Jul-15	31-Jul-15																	
	Accommodate Changes based on HN review (Phase 2)	CTS	6-Jul-15	31-Jul-15																	

5	Phase :- Staff Augmentation team activities - Wave 1		29-Dec-14	11-Sep-15
	Roles and Location at which Staff Augmentation team to be hired	HN	29-Dec-14	9-Jan-15
	Job Description of the Staff Augmentation team	HN & CTS	12-Jan-15	23-Jan-15
	Validation of JD	HN	26-Jan-15	30-Jan-15
	Hiring	CTS	2-Feb-15	20-Feb-15
	Onboarding	CTS	23-Feb-15	27-Feb-15
	Training	CTS	**2-Mar-15**	**22-May-15**
	Overview of Configuration business and systems	CTS	2-Mar-15	6-Mar-15
	Access Enablement	CTS	2-Mar-15	27-Mar-15
	Theory - Class Room :- Configuration process training	CTS	9-Mar-15	27-Mar-15
	Practical - Hands on Training :- Configuration process training	CTS	30-Mar-15	17-Apr-15
	Assessment week - 1st	CTS	20-Apr-15	24-Apr-15
	Re-Training on gaps based on Assessment week results- 1st	CTS	27-Apr-15	8-May-15
	Assessment week - 2nd	CTS	11-May-15	15-May-15
	Final Hands on training and Monitoring before production kick off	CTS	18-May-15	22-May-15
	Deployment into Operations	CTS	**25-May-15**	**11-Sep-15**
	20% Volume Ramp - Capacity	CTS	25-May-15	19-Jun-15
	40% Volume Ramp - Capacity	CTS	22-Jun-15	17-Jul-15
	60% Volume Ramp - Capacity	CTS	20-Jul-15	14-Aug-15
	100% Volume Ramp - Capacity	CTS	17-Aug-15	11-Sep-15
	Phase :- Staff Augmentation team activities - Wave 2		4-May-15	15-Jan-16
	Roles and Location at which Staff Augmentation team to be hired	HN	11-May-15	11-May-15
	Job Description of the Staff Augmentation team	HN & CTS	18-May-15	25-May-15
	Validation of JD	HN	1-Jun-15	5-Jun-15
	Hiring	CTS	8-Jun-15	26-Jun-15
	Onboarding	CTS	29-Jun-15	3-Jul-15
	Training	CTS	**6-Jul-15**	**21-Sep-15**
	Overview of Configuration business and systems	CTS	6-Jul-15	10-Jul-15
	Access Enablement	CTS	6-Jul-15	31-Jul-15
	Theory - Class Room :- Configuration process training	CTS	13-Jul-15	31-Jul-15
	Practical - Hands on Training :- Configuration process training	CTS	3-Aug-15	21-Aug-15
	Assessment week - 1st	CTS	24-Aug-15	28-Aug-15
	Re-Training on gaps based on Assessment week results- 1st	CTS	31-Aug-15	11-Sep-15
	Assessment week - 2nd	CTS	14-Sep-15	18-Sep-15
	Final Hands on training and Monitoring before production kick off	CTS	21-Sep-15	25-Sep-15
	Deployment into Operations	CTS	**28-Sep-15**	**15-Jan-16**
	20% Volume Ramp - Capacity	CTS	28-Sep-15	23-Oct-15
	40% Volume Ramp - Capacity	CTS	26-Oct-15	20-Nov-15
	60% Volume Ramp - Capacity	CTS	23-Nov-15	18-Dec-15
	100% Volume Ramp - Capacity	CTS	21-Dec-15	15-Jan-16
	Phase :- Staff Augmentation team activities - Wave 3		4-May-15	15-Jan-16
	Roles and Location at which Staff Augmentation team to be hired	HN	11-May-15	11-May-15
	Job Description of the Staff Augmentation team	HN & CTS	18-May-15	25-May-15
	Validation of JD	HN	1-Jun-15	5-Jun-15
	Hiring	CTS	8-Jun-15	26-Jun-15
	Onboarding	CTS	29-Jun-15	3-Jul-15
	Training	CTS	**6-Jul-15**	**21-Sep-15**
	Overview of Configuration business and systems	CTS	6-Jul-15	10-Jul-15
	Access Enablement	CTS	6-Jul-15	31-Jul-15
	Theory - Class Room :- Configuration process training	CTS	13-Jul-15	31-Jul-15
	Practical - Hands on Training :- Configuration process training	CTS	3-Aug-15	21-Aug-15
	Assessment week - 1st	CTS	24-Aug-15	28-Aug-15
	Re-Training on gaps based on Assessment week results- 1st	CTS	31-Aug-15	11-Sep-15
	Assessment week - 2nd	CTS	14-Sep-15	18-Sep-15
	Final Hands on training and Monitoring before production kick off	CTS	21-Sep-15	25-Sep-15
	Deployment into Operations	CTS	**28-Sep-15**	**15-Jan-16**
	20% Volume Ramp - Capacity	CTS	28-Sep-15	23-Oct-15
	40% Volume Ramp - Capacity	CTS	26-Oct-15	20-Nov-15
	60% Volume Ramp - Capacity	CTS	23-Nov-15	18-Dec-15
	100% Volume Ramp - Capacity	CTS	21-Dec-15	15-Jan-16
6	Regulatory Approvals	HN		30-Jan-15

5	Phase :- Staff Augmentation team activities - Wave 1		29-Dec-14	11-Sep-15
	Roles and Location at which Staff Augmentation team to be hired	HN	29-Dec-14	9-Jan-15
	Job Description of the Staff Augmentation team	HN & CTS	12-Jan-15	23-Jan-15
	Validation of JD	HN	26-Jan-15	30-Jan-15
	Hiring	CTS	2-Feb-15	20-Feb-15
	Onboarding	CTS	23-Feb-15	27-Feb-15
	Training	CTS	**2-Mar-15**	**22-May-15**
	Overview of Configuration business and systems	CTS	2-Mar-15	6-Mar-15
	Access Enablement	CTS	2-Mar-15	27-Mar-15
	Theory - Class Room :- Configuration process training	CTS	9-Mar-15	27-Mar-15
	Practical - Hands on Training :- Configuration process training	CTS	30-Mar-15	17-Apr-15
	Assessment week - 1st	CTS	20-Apr-15	24-Apr-15
	Re-Training on gaps based on Assessment week results- 1st	CTS	27-Apr-15	8-May-15
	Assessment week - 2nd	CTS	11-May-15	15-May-15
	Final Hands on training and Monitoring before production kick off	CTS	18-May-15	22-May-15
	Deployment into Operations	CTS	**25-May-15**	**11-Sep-15**
	20% Volume Ramp - Capacity	CTS	25-May-15	19-Jun-15
	40% Volume Ramp - Capacity	CTS	22-Jun-15	17-Jul-15
	60% Volume Ramp - Capacity	CTS	20-Jul-15	14-Aug-15
	100% Volume Ramp - Capacity	CTS	17-Aug-15	11-Sep-15
	Phase :- Staff Augmentation team activities - Wave 2		4-May-15	15-Jan-16
	Roles and Location at which Staff Augmentation team to be hired	HN	11-May-15	11-May-15
	Job Description of the Staff Augmentation team	HN & CTS	18-May-15	25-May-15
	Validation of JD	HN	1-Jun-15	5-Jun-15
	Hiring	CTS	8-Jun-15	26-Jun-15
	Onboarding	CTS	29-Jun-15	3-Jul-15
	Training	CTS	**6-Jul-15**	**21-Sep-15**
	Overview of Configuration business and systems	CTS	6-Jul-15	10-Jul-15
	Access Enablement	CTS	6-Jul-15	31-Jul-15
	Theory - Class Room :- Configuration process training	CTS	13-Jul-15	31-Jul-15
	Practical - Hands on Training :- Configuration process training	CTS	3-Aug-15	21-Aug-15
	Assessment week - 1st	CTS	24-Aug-15	28-Aug-15
	Re-Training on gaps based on Assessment week results- 1st	CTS	31-Aug-15	11-Sep-15
	Assessment week - 2nd	CTS	14-Sep-15	18-Sep-15
	Final Hands on training and Monitoring before production kick off	CTS	21-Sep-15	25-Sep-15
	Deployment into Operations	CTS	**28-Sep-15**	**15-Jan-16**
	20% Volume Ramp - Capacity	CTS	28-Sep-15	23-Oct-15
	40% Volume Ramp - Capacity	CTS	26-Oct-15	20-Nov-15
	60% Volume Ramp - Capacity	CTS	23-Nov-15	18-Dec-15
	100% Volume Ramp - Capacity	CTS	21-Dec-15	15-Jan-16
	Phase :- Staff Augmentation team activities - Wave 3		4-May-15	15-Jan-16
	Roles and Location at which Staff Augmentation team to be hired	HN	11-May-15	11-May-15
	Job Description of the Staff Augmentation team	HN & CTS	18-May-15	25-May-15
	Validation of JD	HN	1-Jun-15	5-Jun-15
	Hiring	CTS	8-Jun-15	26-Jun-15
	Onboarding	CTS	29-Jun-15	3-Jul-15
	Training	CTS	**6-Jul-15**	**21-Sep-15**
	Overview of Configuration business and systems	CTS	6-Jul-15	10-Jul-15
	Access Enablement	CTS	6-Jul-15	31-Jul-15
	Theory - Class Room :- Configuration process training	CTS	13-Jul-15	31-Jul-15
	Practical - Hands on Training :- Configuration process training	CTS	3-Aug-15	21-Aug-15
	Assessment week - 1st	CTS	24-Aug-15	28-Aug-15
	Re-Training on gaps based on Assessment week results- 1st	CTS	31-Aug-15	11-Sep-15
	Assessment week - 2nd	CTS	14-Sep-15	18-Sep-15
	Final Hands on training and Monitoring before production kick off	CTS	21-Sep-15	25-Sep-15
	Deployment into Operations	CTS	**28-Sep-15**	**15-Jan-16**
	20% Volume Ramp - Capacity	CTS	28-Sep-15	23-Oct-15
	40% Volume Ramp - Capacity	CTS	26-Oct-15	20-Nov-15
	60% Volume Ramp - Capacity	CTS	23-Nov-15	18-Dec-15
	100% Volume Ramp - Capacity	CTS	21-Dec-15	15-Jan-16
6	Regulatory Approvals	HN		30-Jan-15

5	Phase :- Staff Augmentation team activities - Wave 1		29-Dec-14	11-Sep-15
	Roles and Location at which Staff Augmentation team to be hired	HN	29-Dec-14	9-Jan-15
	Job Description of the Staff Augmentation team	HN & CTS	12-Jan-15	23-Jan-15
	Validation of JD	HN	26-Jan-15	30-Jan-15
	Hiring	CTS	2-Feb-15	20-Feb-15
	Onboarding	CTS	23-Feb-15	27-Feb-15
	Training	CTS	**2-Mar-15**	**22-May-15**
	Overview of Configuration business and systems	CTS	2-Mar-15	6-Mar-15
	Access Enablement	CTS	2-Mar-15	27-Mar-15
	Theory - Class Room :- Configuration process training	CTS	9-Mar-15	27-Mar-15
	Practical - Hands on Training :- Configuration process training	CTS	30-Mar-15	17-Apr-15
	Assessment week - 1st	CTS	20-Apr-15	24-Apr-15
	Re-Training on gaps based on Assessment week results- 1st	CTS	27-Apr-15	8-May-15
	Assessment week - 2nd	CTS	11-May-15	15-May-15
	Final Hands on training and Monitoring before production kick off	CTS	18-May-15	22-May-15
	Deployment into Operations	CTS	**25-May-15**	**11-Sep-15**
	20% Volume Ramp - Capacity	CTS	25-May-15	19-Jun-15
	40% Volume Ramp - Capacity	CTS	22-Jun-15	17-Jul-15
	60% Volume Ramp - Capacity	CTS	20-Jul-15	14-Aug-15
	100% Volume Ramp - Capacity	CTS	17-Aug-15	11-Sep-15
	Phase :- Staff Augmentation team activities - Wave 2		4-May-15	15-Jan-16
	Roles and Location at which Staff Augmentation team to be hired	HN	11-May-15	11-May-15
	Job Description of the Staff Augmentation team	HN & CTS	18-May-15	25-May-15
	Validation of JD	HN	1-Jun-15	5-Jun-15
	Hiring	CTS	8-Jun-15	26-Jun-15
	Onboarding	CTS	29-Jun-15	3-Jul-15
	Training	CTS	**6-Jul-15**	**21-Sep-15**
	Overview of Configuration business and systems	CTS	6-Jul-15	10-Jul-15
	Access Enablement	CTS	6-Jul-15	31-Jul-15
	Theory - Class Room :- Configuration process training	CTS	13-Jul-15	31-Jul-15
	Practical - Hands on Training :- Configuration process training	CTS	3-Aug-15	21-Aug-15
	Assessment week - 1st	CTS	24-Aug-15	28-Aug-15
	Re-Training on gaps based on Assessment week results- 1st	CTS	31-Aug-15	11-Sep-15
	Assessment week - 2nd	CTS	14-Sep-15	18-Sep-15
	Final Hands on training and Monitoring before production kick off	CTS	21-Sep-15	25-Sep-15
	Deployment into Operations	CTS	**28-Sep-15**	**15-Jan-16**
	20% Volume Ramp - Capacity	CTS	28-Sep-15	23-Oct-15
	40% Volume Ramp - Capacity	CTS	26-Oct-15	20-Nov-15
	60% Volume Ramp - Capacity	CTS	23-Nov-15	18-Dec-15
	100% Volume Ramp - Capacity	CTS	21-Dec-15	15-Jan-16
	Phase :- Staff Augmentation team activities - Wave 3		4-May-15	15-Jan-16
	Roles and Location at which Staff Augmentation team to be hired	HN	11-May-15	11-May-15
	Job Description of the Staff Augmentation team	HN & CTS	18-May-15	25-May-15
	Validation of JD	HN	1-Jun-15	5-Jun-15
	Hiring	CTS	8-Jun-15	26-Jun-15
	Onboarding	CTS	29-Jun-15	3-Jul-15
	Training	CTS	**6-Jul-15**	**21-Sep-15**
	Overview of Configuration business and systems	CTS	6-Jul-15	10-Jul-15
	Access Enablement	CTS	6-Jul-15	31-Jul-15
	Theory - Class Room :- Configuration process training	CTS	13-Jul-15	31-Jul-15
	Practical - Hands on Training :- Configuration process training	CTS	3-Aug-15	21-Aug-15
	Assessment week - 1st	CTS	24-Aug-15	28-Aug-15
	Re-Training on gaps based on Assessment week results- 1st	CTS	31-Aug-15	11-Sep-15
	Assessment week - 2nd	CTS	14-Sep-15	18-Sep-15
	Final Hands on training and Monitoring before production kick off	CTS	21-Sep-15	25-Sep-15
	Deployment into Operations	CTS	**28-Sep-15**	**15-Jan-16**
	20% Volume Ramp - Capacity	CTS	28-Sep-15	23-Oct-15
	40% Volume Ramp - Capacity	CTS	26-Oct-15	20-Nov-15
	60% Volume Ramp - Capacity	CTS	23-Nov-15	18-Dec-15
	100% Volume Ramp - Capacity	CTS	21-Dec-15	15-Jan-16
6	Regulatory Approvals	HN		30-Jan-15

5	Phase :- Staff Augmentation team activities - Wave 1		29-Dec-14	11-Sep-15
	Roles and Location at which Staff Augmentation team to be hired	HN	29-Dec-14	9-Jan-15
	Job Description of the Staff Augmentation team	HN & CTS	12-Jan-15	23-Jan-15
	Validation of JD	HN	26-Jan-15	30-Jan-15
	Hiring	CTS	2-Feb-15	20-Feb-15
	Onboarding	CTS	23-Feb-15	27-Feb-15
	Training	CTS	**2-Mar-15**	**22-May-15**
	Overview of Configuration business and systems	CTS	2-Mar-15	6-Mar-15
	Access Enablement	CTS	2-Mar-15	27-Mar-15
	Theory - Class Room :- Configuration process training	CTS	9-Mar-15	27-Mar-15
	Practical - Hands on Training :- Configuration process training	CTS	30-Mar-15	17-Apr-15
	Assessment week - 1st	CTS	20-Apr-15	24-Apr-15
	Re-Training on gaps based on Assessment week results- 1st	CTS	27-Apr-15	8-May-15
	Assessment week - 2nd	CTS	11-May-15	15-May-15
	Final Hands on training and Monitoring before production kick off	CTS	18-May-15	22-May-15
	Deployment into Operations	CTS	**25-May-15**	**11-Sep-15**
	20% Volume Ramp - Capacity	CTS	25-May-15	19-Jun-15
	40% Volume Ramp - Capacity	CTS	22-Jun-15	17-Jul-15
	60% Volume Ramp - Capacity	CTS	20-Jul-15	14-Aug-15
	100% Volume Ramp - Capacity	CTS	17-Aug-15	11-Sep-15
	Phase :- Staff Augmentation team activities - Wave 2		4-May-15	15-Jan-16
	Roles and Location at which Staff Augmentation team to be hired	HN	11-May-15	11-May-15
	Job Description of the Staff Augmentation team	HN & CTS	18-May-15	25-May-15
	Validation of JD	HN	1-Jun-15	5-Jun-15
	Hiring	CTS	8-Jun-15	26-Jun-15
	Onboarding	CTS	29-Jun-15	3-Jul-15
	Training	CTS	**6-Jul-15**	**21-Sep-15**
	Overview of Configuration business and systems	CTS	6-Jul-15	10-Jul-15
	Access Enablement	CTS	6-Jul-15	31-Jul-15
	Theory - Class Room :- Configuration process training	CTS	13-Jul-15	31-Jul-15
	Practical - Hands on Training :- Configuration process training	CTS	3-Aug-15	21-Aug-15
	Assessment week - 1st	CTS	24-Aug-15	28-Aug-15
	Re-Training on gaps based on Assessment week results- 1st	CTS	31-Aug-15	11-Sep-15
	Assessment week - 2nd	CTS	14-Sep-15	18-Sep-15
	Final Hands on training and Monitoring before production kick off	CTS	21-Sep-15	25-Sep-15
	Deployment into Operations	CTS	**28-Sep-15**	**15-Jan-16**
	20% Volume Ramp - Capacity	CTS	28-Sep-15	23-Oct-15
	40% Volume Ramp - Capacity	CTS	26-Oct-15	20-Nov-15
	60% Volume Ramp - Capacity	CTS	23-Nov-15	18-Dec-15
	100% Volume Ramp - Capacity	CTS	21-Dec-15	15-Jan-16
	Phase :- Staff Augmentation team activities - Wave 3		4-May-15	15-Jan-16
	Roles and Location at which Staff Augmentation team to be hired	HN	11-May-15	11-May-15
	Job Description of the Staff Augmentation team	HN & CTS	18-May-15	25-May-15
	Validation of JD	HN	1-Jun-15	5-Jun-15
	Hiring	CTS	8-Jun-15	26-Jun-15
	Onboarding	CTS	29-Jun-15	3-Jul-15
	Training	CTS	**6-Jul-15**	**21-Sep-15**
	Overview of Configuration business and systems	CTS	6-Jul-15	10-Jul-15
	Access Enablement	CTS	6-Jul-15	31-Jul-15
	Theory - Class Room :- Configuration process training	CTS	13-Jul-15	31-Jul-15
	Practical - Hands on Training :- Configuration process training	CTS	3-Aug-15	21-Aug-15
	Assessment week - 1st	CTS	24-Aug-15	28-Aug-15
	Re-Training on gaps based on Assessment week results- 1st	CTS	31-Aug-15	11-Sep-15
	Assessment week - 2nd	CTS	14-Sep-15	18-Sep-15
	Final Hands on training and Monitoring before production kick off	CTS	21-Sep-15	25-Sep-15
	Deployment into Operations	CTS	**28-Sep-15**	**15-Jan-16**
	20% Volume Ramp - Capacity	CTS	28-Sep-15	23-Oct-15
	40% Volume Ramp - Capacity	CTS	26-Oct-15	20-Nov-15
	60% Volume Ramp - Capacity	CTS	23-Nov-15	18-Dec-15
	100% Volume Ramp - Capacity	CTS	21-Dec-15	15-Jan-16
6	Regulatory Approvals	HN		30-Jan-15

	Transition Activities			
7	Phase :- Re-badging HealthNet Staff	CTS	2-Mar-15	2-Mar-15
8	Phase :-Offshore Knowledge Transfer :- Wave 1 :- Contract Configuration/Pricing	CTS	7-Sep-15	23-Oct-15
	Boot Camps	CTS	3-Aug-15	28-Aug-15
	Access Enablement	CTS	31-Aug-15	25-Sep-15
	Overview of Configuration business and systems	CTS	31-Aug-15	4-Sep-15
	Theory - Class Room :- Configuration process training	CTS	7-Sep-15	25-Sep-15
	Practical - Hands on Training :- Configuration process training	CTS	28-Sep-15	16-Oct-15
	Assessment week - 1st	CTS	19-Oct-15	23-Oct-15
	Phase :-Ramp Wave 1:- Contract Configuration/Pricing	CTS	26-Oct-15	8-Apr-16
	10% Volume Ramp - Capacity	CTS	26-Oct-15	20-Nov-15
	20% Volume Ramp - Capacity	CTS	23-Nov-15	18-Dec-15
	40% Volume Ramp - Capacity	CTS	21-Dec-15	15-Jan-16
	50% Volume Ramp - Capacity	CTS	18-Jan-16	12-Feb-16
	75% Volume Ramp - Capacity	CTS	15-Feb-16	11-Mar-16
	100% Volume Ramp - Capacity	CTS	14-Mar-16	8-Apr-16
	Go Live Wave 1	CTS	11-Apr-16	
	Phase :-Offshore KT :- Wave 2:-Benefit Configuration	CTS	11-Jan-16	25-Mar-16
	Boot Camps	CTS	7-Dec-15	1-Jan-16
	Access Enablement	CTS	4-Jan-16	29-Jan-16
	Overview of Configuration business and systems	CTS	4-Jan-16	8-Jan-16
	Theory - Class Room :- Configuration process training	CTS	11-Jan-16	29-Jan-16
	Practical - Hands on Training :- Configuration process training	CTS	1-Feb-16	19-Feb-16
	Assessment week - 1st	CTS	22-Feb-16	26-Feb-16
	Re-Training on gaps based on Assessment week results- 1st	CTS	29-Feb-16	11-Mar-16
	Assessment week - 2nd	CTS	14-Mar-16	18-Mar-16
	Final Hands on training and Monitoring before production kick off	CTS	21-Mar-16	25-Mar-16
	Phase :-Ramp :- Wave2:- Benefit Configuration	CTS	28-Mar-16	4-Nov-16
	10% Volume Ramp - Capacity	CTS	28-Mar-16	22-Apr-16
	20% Volume Ramp - Capacity	CTS	25-Apr-16	20-May-16
	30% Volume Ramp - Capacity	CTS	23-May-16	17-Jun-16
	40% Volume Ramp - Capacity	CTS	20-Jun-16	15-Jul-16
	50% Volume Ramp - Capacity	CTS	18-Jul-16	12-Aug-16
	65% Volume Ramp - Capacity	CTS	15-Aug-16	9-Sep-16
	75% Volume Ramp - Capacity	CTS	12-Sep-16	7-Oct-16
	100% Volume Ramp - Capacity	CTS	10-Oct-16	4-Nov-16
	Go Live Wave 3	CTS	7-Nov-16	
	Phase :-Offshore KT :- Wave 3:-PDM/Capitation	CTS	11-Jan-16	26-Feb-16
	Boot Camps	CTS	7-Dec-15	1-Jan-16
	Access Enablement	CTS	4-Jan-16	29-Jan-16
	Overview of Configuration business and systems	CTS	4-Jan-16	8-Jan-16
	Theory - Class Room :- Configuration process training	CTS	11-Jan-16	29-Jan-16
	Practical - Hands on Training :- Configuration process training	CTS	1-Feb-16	19-Feb-16
	Assessment week - 1st	CTS	22-Feb-16	26-Feb-16
	Phase :-Ramp Wave 3:-:-PDM/Capitation	CTS	29-Feb-16	12-Aug-16
	10% Volume Ramp - Capacity	CTS	29-Feb-16	25-Mar-16
	20% Volume Ramp - Capacity	CTS	28-Mar-16	22-Apr-16
	40% Volume Ramp - Capacity	CTS	25-Apr-16	20-May-16
	50% Volume Ramp - Capacity	CTS	23-May-16	17-Jun-16
	75% Volume Ramp - Capacity	CTS	20-Jun-16	15-Jul-16
	100% Volume Ramp - Capacity	CTS	18-Jul-16	12-Aug-16
	Go Live Wave 3	CTS	15-Aug-16	

	Transition Activities			
7	Phase :- Re-badging HealthNet Staff	CTS	2-Mar-15	2-Mar-15
8	Phase :-Offshore Knowledge Transfer :- Wave 1 :- Contract Configuration/Pricing	CTS	7-Sep-15	23-Oct-15
	Boot Camps	CTS	3-Aug-15	28-Aug-15
	Access Enablement	CTS	31-Aug-15	25-Sep-15
	Overview of Configuration business and systems	CTS	31-Aug-15	4-Sep-15
	Theory - Class Room :- Configuration process training	CTS	7-Sep-15	25-Sep-15
	Practical - Hands on Training :- Configuration process training	CTS	28-Sep-15	16-Oct-15
	Assessment week - 1st	CTS	19-Oct-15	23-Oct-15
	Phase :-Ramp Wave 1:- Contract Configuration/Pricing	CTS	26-Oct-15	8-Apr-16
	10% Volume Ramp - Capacity	CTS	26-Oct-15	20-Nov-15
	20% Volume Ramp - Capacity	CTS	23-Nov-15	18-Dec-15
	40% Volume Ramp - Capacity	CTS	21-Dec-15	15-Jan-16
	50% Volume Ramp - Capacity	CTS	18-Jan-16	12-Feb-16
	75% Volume Ramp - Capacity	CTS	15-Feb-16	11-Mar-16
	100% Volume Ramp - Capacity	CTS	14-Mar-16	8-Apr-16
	Go Live Wave 1	CTS	11-Apr-16	
	Phase :-Offshore KT :- Wave 2:-Benefit Configuration	CTS	11-Jan-16	25-Mar-16
	Boot Camps	CTS	7-Dec-15	1-Jan-16
	Access Enablement	CTS	4-Jan-16	29-Jan-16
	Overview of Configuration business and systems	CTS	4-Jan-16	8-Jan-16
	Theory - Class Room :- Configuration process training	CTS	11-Jan-16	29-Jan-16
	Practical - Hands on Training :- Configuration process training	CTS	1-Feb-16	19-Feb-16
	Assessment week - 1st	CTS	22-Feb-16	26-Feb-16
	Re-Training on gaps based on Assessment week results- 1st	CTS	29-Feb-16	11-Mar-16
	Assessment week - 2nd	CTS	14-Mar-16	18-Mar-16
	Final Hands on training and Monitoring before production kick off	CTS	21-Mar-16	25-Mar-16
	Phase :-Ramp :- Wave2:- Benefit Configuration	CTS	28-Mar-16	4-Nov-16
	10% Volume Ramp - Capacity	CTS	28-Mar-16	22-Apr-16
	20% Volume Ramp - Capacity	CTS	25-Apr-16	20-May-16
	30% Volume Ramp - Capacity	CTS	23-May-16	17-Jun-16
	40% Volume Ramp - Capacity	CTS	20-Jun-16	15-Jul-16
	50% Volume Ramp - Capacity	CTS	18-Jul-16	12-Aug-16
	65% Volume Ramp - Capacity	CTS	15-Aug-16	9-Sep-16
	75% Volume Ramp - Capacity	CTS	12-Sep-16	7-Oct-16
	100% Volume Ramp - Capacity	CTS	10-Oct-16	4-Nov-16
	Go Live Wave 3	CTS	7-Nov-16	
	Phase :-Offshore KT :- Wave 3:-PDM/Capitation	CTS	11-Jan-16	26-Feb-16
	Boot Camps	CTS	7-Dec-15	1-Jan-16
	Access Enablement	CTS	4-Jan-16	29-Jan-16
	Overview of Configuration business and systems	CTS	4-Jan-16	8-Jan-16
	Theory - Class Room :- Configuration process training	CTS	11-Jan-16	29-Jan-16
	Practical - Hands on Training :- Configuration process training	CTS	1-Feb-16	19-Feb-16
	Assessment week - 1st	CTS	22-Feb-16	26-Feb-16
	Phase :-Ramp Wave 3:-:-PDM/Capitation	CTS	29-Feb-16	12-Aug-16
	10% Volume Ramp - Capacity	CTS	29-Feb-16	25-Mar-16
	20% Volume Ramp - Capacity	CTS	28-Mar-16	22-Apr-16
	40% Volume Ramp - Capacity	CTS	25-Apr-16	20-May-16
	50% Volume Ramp - Capacity	CTS	23-May-16	17-Jun-16
	75% Volume Ramp - Capacity	CTS	20-Jun-16	15-Jul-16
	100% Volume Ramp - Capacity	CTS	18-Jul-16	12-Aug-16
	Go Live Wave 3	CTS	15-Aug-16	

	Transition Activities			
7	Phase :- Re-badging HealthNet Staff	CTS	2-Mar-15	2-Mar-15
8	Phase :-Offshore Knowledge Transfer :- Wave 1 :- Contract Configuration/Pricing	CTS	7-Sep-15	23-Oct-15
	Boot Camps	CTS	3-Aug-15	28-Aug-15
	Access Enablement	CTS	31-Aug-15	25-Sep-15
	Overview of Configuration business and systems	CTS	31-Aug-15	4-Sep-15
	Theory - Class Room :- Configuration process training	CTS	7-Sep-15	25-Sep-15
	Practical - Hands on Training :- Configuration process training	CTS	28-Sep-15	16-Oct-15
	Assessment week - 1st	CTS	19-Oct-15	23-Oct-15
	Phase :-Ramp Wave 1:- Contract Configuration/Pricing	CTS	26-Oct-15	8-Apr-16
	10% Volume Ramp - Capacity	CTS	26-Oct-15	20-Nov-15
	20% Volume Ramp - Capacity	CTS	23-Nov-15	18-Dec-15
	40% Volume Ramp - Capacity	CTS	21-Dec-15	15-Jan-16
	50% Volume Ramp - Capacity	CTS	18-Jan-16	12-Feb-16
	75% Volume Ramp - Capacity	CTS	15-Feb-16	11-Mar-16
	100% Volume Ramp - Capacity	CTS	14-Mar-16	8-Apr-16
	Go Live Wave 1	CTS	11-Apr-16	
	Phase :-Offshore KT :- Wave 2:-Benefit Configuration	CTS	11-Jan-16	25-Mar-16
	Boot Camps	CTS	7-Dec-15	1-Jan-16
	Access Enablement	CTS	4-Jan-16	29-Jan-16
	Overview of Configuration business and systems	CTS	4-Jan-16	8-Jan-16
	Theory - Class Room :- Configuration process training	CTS	11-Jan-16	29-Jan-16
	Practical - Hands on Training :- Configuration process training	CTS	1-Feb-16	19-Feb-16
	Assessment week - 1st	CTS	22-Feb-16	26-Feb-16
	Re-Training on gaps based on Assessment week results- 1st	CTS	29-Feb-16	11-Mar-16
	Assessment week - 2nd	CTS	14-Mar-16	18-Mar-16
	Final Hands on training and Monitoring before production kick off	CTS	21-Mar-16	25-Mar-16
	Phase :-Ramp :- Wave2:- Benefit Configuration	CTS	28-Mar-16	4-Nov-16
	10% Volume Ramp - Capacity	CTS	28-Mar-16	22-Apr-16
	20% Volume Ramp - Capacity	CTS	25-Apr-16	20-May-16
	30% Volume Ramp - Capacity	CTS	23-May-16	17-Jun-16
	40% Volume Ramp - Capacity	CTS	20-Jun-16	15-Jul-16
	50% Volume Ramp - Capacity	CTS	18-Jul-16	12-Aug-16
	65% Volume Ramp - Capacity	CTS	15-Aug-16	9-Sep-16
	75% Volume Ramp - Capacity	CTS	12-Sep-16	7-Oct-16
	100% Volume Ramp - Capacity	CTS	10-Oct-16	4-Nov-16
	Go Live Wave 3	CTS	7-Nov-16	
	Phase :-Offshore KT :- Wave 3:-PDM/Capitation	CTS	11-Jan-16	26-Feb-16
	Boot Camps	CTS	7-Dec-15	1-Jan-16
	Access Enablement	CTS	4-Jan-16	29-Jan-16
	Overview of Configuration business and systems	CTS	4-Jan-16	8-Jan-16
	Theory - Class Room :- Configuration process training	CTS	11-Jan-16	29-Jan-16
	Practical - Hands on Training :- Configuration process training	CTS	1-Feb-16	19-Feb-16
	Assessment week - 1st	CTS	22-Feb-16	26-Feb-16
	Phase :-Ramp Wave 3:-:-PDM/Capitation	CTS	29-Feb-16	12-Aug-16
	10% Volume Ramp - Capacity	CTS	29-Feb-16	25-Mar-16
	20% Volume Ramp - Capacity	CTS	28-Mar-16	22-Apr-16
	40% Volume Ramp - Capacity	CTS	25-Apr-16	20-May-16
	50% Volume Ramp - Capacity	CTS	23-May-16	17-Jun-16
	75% Volume Ramp - Capacity	CTS	20-Jun-16	15-Jul-16
	100% Volume Ramp - Capacity	CTS	18-Jul-16	12-Aug-16
	Go Live Wave 3	CTS	15-Aug-16	

	Transition Activities			
7	Phase :- Re-badging HealthNet Staff	CTS	2-Mar-15	2-Mar-15
8	Phase :-Offshore Knowledge Transfer :- Wave 1 :- Contract Configuration/Pricing	CTS	7-Sep-15	23-Oct-15
	Boot Camps	CTS	3-Aug-15	28-Aug-15
	Access Enablement	CTS	31-Aug-15	25-Sep-15
	Overview of Configuration business and systems	CTS	31-Aug-15	4-Sep-15
	Theory - Class Room :- Configuration process training	CTS	7-Sep-15	25-Sep-15
	Practical - Hands on Training :- Configuration process training	CTS	28-Sep-15	16-Oct-15
	Assessment week - 1st	CTS	19-Oct-15	23-Oct-15
	Phase :-Ramp Wave 1:- Contract Configuration/Pricing	CTS	26-Oct-15	8-Apr-16
	10% Volume Ramp - Capacity	CTS	26-Oct-15	20-Nov-15
	20% Volume Ramp - Capacity	CTS	23-Nov-15	18-Dec-15
	40% Volume Ramp - Capacity	CTS	21-Dec-15	15-Jan-16
	50% Volume Ramp - Capacity	CTS	18-Jan-16	12-Feb-16
	75% Volume Ramp - Capacity	CTS	15-Feb-16	11-Mar-16
	100% Volume Ramp - Capacity	CTS	14-Mar-16	8-Apr-16
	Go Live Wave 1	CTS	11-Apr-16	
	Phase :-Offshore KT :- Wave 2:-Benefit Configuration	CTS	11-Jan-16	25-Mar-16
	Boot Camps	CTS	7-Dec-15	1-Jan-16
	Access Enablement	CTS	4-Jan-16	29-Jan-16
	Overview of Configuration business and systems	CTS	4-Jan-16	8-Jan-16
	Theory - Class Room :- Configuration process training	CTS	11-Jan-16	29-Jan-16
	Practical - Hands on Training :- Configuration process training	CTS	1-Feb-16	19-Feb-16
	Assessment week - 1st	CTS	22-Feb-16	26-Feb-16
	Re-Training on gaps based on Assessment week results- 1st	CTS	29-Feb-16	11-Mar-16
	Assessment week - 2nd	CTS	14-Mar-16	18-Mar-16
	Final Hands on training and Monitoring before production kick off	CTS	21-Mar-16	25-Mar-16
	Phase :-Ramp :- Wave2:- Benefit Configuration	CTS	28-Mar-16	4-Nov-16
	10% Volume Ramp - Capacity	CTS	28-Mar-16	22-Apr-16
	20% Volume Ramp - Capacity	CTS	25-Apr-16	20-May-16
	30% Volume Ramp - Capacity	CTS	23-May-16	17-Jun-16
	40% Volume Ramp - Capacity	CTS	20-Jun-16	15-Jul-16
	50% Volume Ramp - Capacity	CTS	18-Jul-16	12-Aug-16
	65% Volume Ramp - Capacity	CTS	15-Aug-16	9-Sep-16
	75% Volume Ramp - Capacity	CTS	12-Sep-16	7-Oct-16
	100% Volume Ramp - Capacity	CTS	10-Oct-16	4-Nov-16
	Go Live Wave 3	CTS	7-Nov-16	
	Phase :-Offshore KT :- Wave 3:-PDM/Capitation	CTS	11-Jan-16	26-Feb-16
	Boot Camps	CTS	7-Dec-15	1-Jan-16
	Access Enablement	CTS	4-Jan-16	29-Jan-16
	Overview of Configuration business and systems	CTS	4-Jan-16	8-Jan-16
	Theory - Class Room :- Configuration process training	CTS	11-Jan-16	29-Jan-16
	Practical - Hands on Training :- Configuration process training	CTS	1-Feb-16	19-Feb-16
	Assessment week - 1st	CTS	22-Feb-16	26-Feb-16
	Phase :-Ramp Wave 3:-:-PDM/Capitation	CTS	29-Feb-16	12-Aug-16
	10% Volume Ramp - Capacity	CTS	29-Feb-16	25-Mar-16
	20% Volume Ramp - Capacity	CTS	28-Mar-16	22-Apr-16
	40% Volume Ramp - Capacity	CTS	25-Apr-16	20-May-16
	50% Volume Ramp - Capacity	CTS	23-May-16	17-Jun-16
	75% Volume Ramp - Capacity	CTS	20-Jun-16	15-Jul-16
	100% Volume Ramp - Capacity	CTS	18-Jul-16	12-Aug-16
	Go Live Wave 3	CTS	15-Aug-16	

Claims

Jul-14	Aug-14				Sep-14					Oct-14				Nov-14				Dec-14					Jan-15				Feb-15				M
28-Jul-14	4-Aug-14	11-Aug-14	18-Aug-14	25-Aug-14	1-Sep-14	8-Sep-14	15-Sep-14	22-Sep-14	29-Sep-14	6-Oct-14	13-Oct-14	20-Oct-14	27-Oct-14	3-Nov-14	10-Nov-14	17-Nov-14	24-Nov-14	1-Dec-14	8-Dec-14	15-Dec-14	22-Dec-14	29-Dec-14	5-Jan-15	12-Jan-15	19-Jan-15	26-Jan-15	2-Feb-15	9-Feb-15	16-Feb-15	23-Feb-15	2-Mar-15	9-Mar-15

S. NO.	Project Tasks	Ownership	Start Date	End Date
	Pre- Transition Activities			
1	Contract Sign off	HN & CTS	28-Jul-14	24-Oct-14
	Organization Announcement at HN	HN	27-Oct-14	31-Oct-14
2	Phase :- Transition Readiness Phase		[illegible]	[illegible]
2.1	Validate Solution Assumptions	CTS	3-Nov-14	7-Nov-14
2.2	Team Charter	HN & CTS	3-Nov-14	14-Nov-14
2.3	Transition Milestones and timelines	CTS	3-Nov-14	14-Nov-14
2.4	Agenda and resource requirements for Process Assessment and Knowledge Management	CTS	3-Nov-14	14-Nov-14
3	Phase :- Process Assessment and Detailed Transition Planning		[illegible]	[illegible]
3.1	Transition Kick off Activity + Stake holder identification	HN & CTS	17-Nov-14	21-Nov-14
3.2	Governance, communication & escalation plan	CTS	17-Nov-14	21-Nov-14
3.3	Process Assessment Agenda Finalization and dependency matrix	CTS	17-Nov-14	28-Nov-14
3.4	Gather or Create / Validate AS-IS & TO-BE SIPOC & Process Maps	CTS	1-Dec-14	19-Dec-14
3.5	Gather & Finalize Technology requirements – applications required	CTS	8-Dec-14	26-Dec-14
3.6	Staffing validation & Capacity Planning	CTS	8-Dec-14	26-Dec-14
3.7	Review Training documentation and SOP readiness	CTS	29-Dec-14	16-Jan-15
	Documentation gap - Training	CTS	12-Jan-15	6-Feb-15
	Documentation gap - Process PnP's	CTS	12-Jan-15	6-Feb-15
	Gap documentation for HN review and Sign off	HN	9-Feb-15	27-Feb-15
3.8	Evaluate Trainer availability	CTS	16-Feb-15	27-Feb-15
3.9	Evaluate Quality Auditor availability	CTS	16-Feb-15	27-Feb-15
4	Phase Knowledge Management		5-Jan-15	24-Apr-15
4.1	Process Shadowing and Understanding	CTS	5-Jan-15	30-Jan-15
4.2	Create or update the available SOPs, P&Ps	CTS	2-Feb-15	27-Feb-15
4.3	Create or update the Training docs	CTS	2-Mar-15	27-Mar-15
4.4	Sign off on updated SOP's and Training Documentation	HN	30-Mar-15	24-Apr-15
4.5	Accommodate Changes based on HN review	CTS	30-Mar-15	24-Apr-15
5	Phase :- Seed Team activities - wave 1		[illegible]	[illegible]
	Roles and Location at which Seed team to be hired	HN	3-Nov-14	14-Nov-14
	Job Description of the Seed Team	CTS	17-Nov-14	28-Nov-14
	Validation of JD	HN	1-Dec-14	5-Dec-14
	Hiring	CTS and HN	8-Dec-14	26-Dec-14
	Onboarding	CTS	29-Dec-14	2-Jan-15
	Training	HN	5-Jan-15	27-Feb-15
	Overview of Claims business and systems	HN	5-Jan-15	9-Jan-15
	Access Enablement	HN	5-Jan-15	30-Jan-15
	Theory - Class Room :- Claims process training	HN	12-Jan-15	30-Jan-15
	Practical - Hands on Training :- Claims process training	HN	2-Feb-15	20-Feb-15
	Assessment week -	HN	23-Feb-15	27-Feb-15
	Deployment into Operations	HN	2-Mar-15	19-Jun-15
	20% Volume Ramp - Capacity	HN	2-Mar-15	27-Mar-15
	40% Volume Ramp - Capacity	HN	30-Mar-15	24-Apr-15
	60% Volume Ramp - Capacity	HN	27-Apr-15	22-May-15
	100% Volume Ramp - Capacity	HN	25-May-15	19-Jun-15

Final

Claims

S. NO.	Project Tasks	Ownership	Start Date	End Date
	Pre- Transition Activities			
1	Contract Sign off	HN & CTS	28-Jul-14	24-Oct-14
	Organization Announcement at HN	HN	27-Oct-14	31-Oct-14
2	**Phase :- Transition Readiness Phase**		[illegible]	[illegible]
2.1	Validate Solution Assumptions	CTS	3-Nov-14	7-Nov-14
2.2	Team Charter	HN & CTS	3-Nov-14	14-Nov-14
2.3	Transition Milestones and timelines	CTS	3-Nov-14	14-Nov-14
2.4	Agenda and resource requirements for Process Assessment and Knowledge Management	CTS	3-Nov-14	14-Nov-14
3	**Phase :- Process Assessment and Detailed Transition Planning**		[illegible]	[illegible]
3.1	Transition Kick off Activity + Stake holder identification	HN & CTS	17-Nov-14	21-Nov-14
3.2	Governance, communication & escalation plan	CTS	17-Nov-14	21-Nov-14
3.3	Process Assessment Agenda Finalization and dependency matrix	CTS	17-Nov-14	28-Nov-14
3.4	Gather or Create / Validate AS-IS & TO-BE SIPOC & Process Maps	CTS	1-Dec-14	19-Dec-14
3.5	Gather & Finalize Technology requirements – applications required	CTS	8-Dec-14	26-Dec-14
3.6	Staffing validation & Capacity Planning	CTS	8-Dec-14	26-Dec-14
3.7	Review Training documentation and SOP readiness	CTS	29-Dec-14	16-Jan-15
	Documentation gap - Training	CTS	12-Jan-15	6-Feb-15
	Documentation gap - Process PnP's	CTS	12-Jan-15	6-Feb-15
	Gap documentation for HN review and Sign off	HN	9-Feb-15	27-Feb-15
3.8	Evaluate Trainer availability	CTS	16-Feb-15	27-Feb-15
3.9	Evaluate Quality Auditor availability	CTS	16-Feb-15	27-Feb-15
4	**Phase Knowledge Management**		5-Jan-15	24-Apr-15
4.1	Process Shadowing and Understanding	CTS	5-Jan-15	30-Jan-15
4.2	Create or update the available SOPs, P&Ps	CTS	2-Feb-15	27-Feb-15
4.3	Create or update the Training docs	CTS	2-Mar-15	27-Mar-15
4.4	Sign off on updated SOP's and Training Documentation	HN	30-Mar-15	24-Apr-15
4.5	Accommodate Changes based on HN review	CTS	30-Mar-15	24-Apr-15
5	**Phase :- Seed Team activities - wave 1**		[illegible]	[illegible]
	Roles and Location at which Seed team to be hired	HN	3-Nov-14	14-Nov-14
	Job Description of the Seed Team	CTS	17-Nov-14	28-Nov-14
	Validation of JD	HN	1-Dec-14	5-Dec-14
	Hiring	CTS and HN	8-Dec-14	26-Dec-14
	Onboarding	CTS	29-Dec-14	2-Jan-15
	Training	HN	5-Jan-15	27-Feb-15
	Overview of Claims business and systems	HN	5-Jan-15	9-Jan-15
	Access Enablement	HN	5-Jan-15	30-Jan-15
	Theory - Class Room :- Claims process training	HN	12-Jan-15	30-Jan-15
	Practical - Hands on Training :- Claims process training	HN	2-Feb-15	20-Feb-15
	Assessment week -	HN	23-Feb-15	27-Feb-15
	Deployment into Operations	HN	2-Mar-15	19-Jun-15
	20% Volume Ramp - Capacity	HN	2-Mar-15	27-Mar-15
	40% Volume Ramp - Capacity	HN	30-Mar-15	24-Apr-15
	60% Volume Ramp - Capacity	HN	27-Apr-15	22-May-15
	100% Volume Ramp - Capacity	HN	25-May-15	19-Jun-15

Timeline columns: Mar-15 (16-Mar-15, 23-Mar-15, 30-Mar-15); Apr-15 (6-Apr-15, 13-Apr-15, 20-Apr-15, 27-Apr-15); May-15 (4-May-15, 11-May-15, 18-May-15, 25-May-15); Jun-15 (1-Jun-15, 8-Jun-15, 15-Jun-15, 22-Jun-15, 29-Jun-15); Jul-15 (6-Jul-15, 13-Jul-15, 20-Jul-15, 27-Jul-15); Aug-15 (3-Aug-15, 10-Aug-15, 17-Aug-15, 24-Aug-15, 31-Aug-15); Sep-15 (7-Sep-15, 14-Sep-15, 21-Sep-15, 28-Sep-15); Oct-15 (5-Oct-15, 12-Oct-15, 19-Oct-15, 26-Oct-15); Nov-15 (2-Nov-15, 9-Nov-15, 16-Nov-15, 23-Nov-15, 30-Nov-15); Dec-15 (7-Dec-15, 14-Dec-15, 21-Dec-15)

Final

Claims

S. NO.	Project Tasks	Ownership	Start Date	End Date
	Pre- Transition Activities			
1	Contract Sign off	HN & CTS	28-Jul-14	24-Oct-14
	Organization Announcement at HN	HN	27-Oct-14	31-Oct-14
2	**Phase :- Transition Readiness Phase**			
2.1	Validate Solution Assumptions	CTS	3-Nov-14	7-Nov-14
2.2	Team Charter	HN & CTS	3-Nov-14	14-Nov-14
2.3	Transition Milestones and timelines	CTS	3-Nov-14	14-Nov-14
2.4	Agenda and resource requirements for Process Assessment and Knowledge Management	CTS	3-Nov-14	14-Nov-14
3	**Phase :- Process Assessment and Detailed Transition Planning**			
3.1	Transition Kick off Activity + Stake holder identification	HN & CTS	17-Nov-14	21-Nov-14
3.2	Governance, communication & escalation plan	CTS	17-Nov-14	21-Nov-14
3.3	Process Assessment Agenda Finalization and dependency matrix	CTS	17-Nov-14	28-Nov-14
3.4	Gather or Create / Validate AS-IS & TO-BE SIPOC & Process Maps	CTS	1-Dec-14	19-Dec-14
3.5	Gather & Finalize Technology requirements – applications required	CTS	8-Dec-14	26-Dec-14
3.6	Staffing validation & Capacity Planning	CTS	8-Dec-14	26-Dec-14
3.7	Review Training documentation and SOP readiness	CTS	29-Dec-14	16-Jan-15
	Documentation gap - Training	CTS	12-Jan-15	6-Feb-15
	Documentation gap - Process PnP's	CTS	12-Jan-15	6-Feb-15
	Gap documentation for HN review and Sign off	HN	9-Feb-15	27-Feb-15
3.8	Evaluate Trainer availability	CTS	16-Feb-15	27-Feb-15
3.9	Evaluate Quality Auditor availability	CTS	16-Feb-15	27-Feb-15
4	**Phase Knowledge Management**		5-Jan-15	24-Apr-15
4.1	Process Shadowing and Understanding	CTS	5-Jan-15	30-Jan-15
4.2	Create or update the available SOPs, P&Ps	CTS	2-Feb-15	27-Feb-15
4.3	Create or update the Training docs	CTS	2-Mar-15	27-Mar-15
4.4	Sign off on updated SOP's and Training Documentation	HN	30-Mar-15	24-Apr-15
4.5	Accommodate Changes based on HN review	CTS	30-Mar-15	24-Apr-15
5	**Phase :- Seed Team activities - wave 1**			
	Roles and Location at which Seed team to be hired	HN	3-Nov-14	14-Nov-14
	Job Description of the Seed Team	CTS	17-Nov-14	28-Nov-14
	Validation of JD	HN	1-Dec-14	5-Dec-14
	Hiring	CTS and HN	8-Dec-14	26-Dec-14
	Onboarding	CTS	29-Dec-14	2-Jan-15
	Training	HN	5-Jan-15	27-Feb-15
	Overview of Claims business and systems	HN	5-Jan-15	9-Jan-15
	Access Enablement	HN	5-Jan-15	30-Jan-15
	Theory - Class Room :- Claims process training	HN	12-Jan-15	30-Jan-15
	Practical - Hands on Training :- Claims process training	HN	2-Feb-15	20-Feb-15
	Assessment week -	HN	23-Feb-15	27-Feb-15
	Deployment into Operations	HN	2-Mar-15	19-Jun-15
	20% Volume Ramp - Capacity	HN	2-Mar-15	27-Mar-15
	40% Volume Ramp - Capacity	HN	30-Mar-15	24-Apr-15
	60% Volume Ramp - Capacity	HN	27-Apr-15	22-May-15
	100% Volume Ramp - Capacity	HN	25-May-15	19-Jun-15

Month	Weeks
	28-Dec-15
Jan-16	4-Jan-16, 11-Jan-16, 18-Jan-16, 25-Jan-16
Feb-16	1-Feb-16, 8-Feb-16, 15-Feb-16, 22-Feb-16
Mar-16	29-Feb-16, 7-Mar-16, 14-Mar-16, 21-Mar-16, 28-Mar-16
Apr-16	4-Apr-16, 11-Apr-16, 18-Apr-16, 25-Apr-16
May-16	2-May-16, 9-May-16, 16-May-16, 23-May-16, 30-May-16
Jun-16	6-Jun-16, 13-Jun-16, 20-Jun-16, 27-Jun-16
Jul-16	4-Jul-16, 11-Jul-16, 18-Jul-16, 25-Jul-16
Aug-16	1-Aug-16, 8-Aug-16, 15-Aug-16, 22-Aug-16, 29-Aug-16
Sep-16	5-Sep-16, 12-Sep-16, 19-Sep-16, 26-Sep-16
	3-Oct-16

Final

Claims

					Oct-16				Nov-16				Dec-16				Jan-17				
S. NO.	Project Tasks	Ownership	Start Date	End Date	10-Oct-16	17-Oct-16	24-Oct-16	31-Oct-16	7-Nov-16	14-Nov-16	21-Nov-16	28-Nov-16	5-Dec-16	12-Dec-16	19-Dec-16	26-Dec-16	2-Jan-17	9-Jan-17	16-Jan-17	23-Jan-17	30-Jan-17
	Pre- Transition Activities																				
1	Contract Sign off	HN & CTS	28-Jul-14	24-Oct-14																	
	Organization Announcement at HN	HN	27-Oct-14	31-Oct-14																	
2	Phase :- Transition Readiness Phase		[illegible]	[illegible]																	
2.1	Validate Solution Assumptions	CTS	3-Nov-14	7-Nov-14																	
2.2	Team Charter	HN & CTS	3-Nov-14	14-Nov-14																	
2.3	Transition Milestones and timelines	CTS	3-Nov-14	14-Nov-14																	
2.4	Agenda and resource requirements for Process Assessment and Knowledge Management	CTS	3-Nov-14	14-Nov-14																	
3	Phase :- Process Assessment and Detailed Transition Planning		[illegible]	[illegible]																	
3.1	Transition Kick off Activity + Stake holder identification	HN & CTS	17-Nov-14	21-Nov-14																	
3.2	Governance, communication & escalation plan	CTS	17-Nov-14	21-Nov-14																	
3.3	Process Assessment Agenda Finalization and dependency matrix	CTS	17-Nov-14	28-Nov-14																	
3.4	Gather or Create / Validate AS-IS & TO-BE SIPOC & Process Maps	CTS	1-Dec-14	19-Dec-14																	
3.5	Gather & Finalize Technology requirements – applications required	CTS	8-Dec-14	26-Dec-14																	
3.6	Staffing validation & Capacity Planning	CTS	8-Dec-14	26-Dec-14																	
3.7	Review Training documentation and SOP readiness	CTS	29-Dec-14	16-Jan-15																	
	Documentation gap - Training	CTS	12-Jan-15	6-Feb-15																	
	Documentation gap - Process PnP's	CTS	12-Jan-15	6-Feb-15																	
	Gap documentation for HN review and Sign off	HN	9-Feb-15	27-Feb-15																	
3.8	Evaluate Trainer availability	CTS	16-Feb-15	27-Feb-15																	
3.9	Evaluate Quality Auditor availability	CTS	16-Feb-15	27-Feb-15																	
4	Phase Knowledge Management		5-Jan-15	24-Apr-15																	
4.1	Process Shadowing and Understanding	CTS	5-Jan-15	30-Jan-15																	
4.2	Create or update the available SOPs, P&Ps	CTS	2-Feb-15	27-Feb-15																	
4.3	Create or update the Training docs	CTS	2-Mar-15	27-Mar-15																	
4.4	Sign off on updated SOP's and Training Documentation	HN	30-Mar-15	24-Apr-15																	
4.5	Accommodate Changes based on HN review	CTS	30-Mar-15	24-Apr-15																	
5	Phase :- Seed Team activities - wave 1		[illegible]	[illegible]																	
	Roles and Location at which Seed team to be hired	HN	3-Nov-14	14-Nov-14																	
	Job Description of the Seed Team	CTS	17-Nov-14	28-Nov-14																	
	Validation of JD	HN	1-Dec-14	5-Dec-14																	
	Hiring	CTS and HN	8-Dec-14	26-Dec-14																	
	Onboarding	CTS	29-Dec-14	2-Jan-15																	
	Training	HN	5-Jan-15	27-Feb-15																	
	Overview of Claims business and systems	HN	5-Jan-15	9-Jan-15																	
	Access Enablement	HN	5-Jan-15	30-Jan-15																	
	Theory - Class Room :- Claims process training	HN	12-Jan-15	30-Jan-15																	
	Practical - Hands on Training :- Claims process training	HN	2-Feb-15	20-Feb-15																	
	Assessment week -	HN	23-Feb-15	27-Feb-15																	
	Deployment into Operations	HN	2-Mar-15	19-Jun-15																	
	20% Volume Ramp - Capacity	HN	2-Mar-15	27-Mar-15																	
	40% Volume Ramp - Capacity	HN	30-Mar-15	24-Apr-15																	
	60% Volume Ramp - Capacity	HN	27-Apr-15	22-May-15																	
	100% Volume Ramp - Capacity	HN	25-May-15	19-Jun-15																	

	Phase :- Seed Team activities - wave 2		**3-Nov-14**	**17-Jul-15**
	Roles and Location at which Seed team to be hired	HN	3-Nov-14	14-Nov-14
	Job Description of the Seed Team	CTS	17-Nov-14	28-Nov-14
	Validation of JD	HN	1-Dec-14	5-Dec-14
	Hiring	CTS and HN	8-Dec-14	26-Dec-14
	Onboarding	CTS	5-Jan-15	9-Jan-15
	Training	HN	**5-Jan-15**	**27-Mar-15**
	Overview of Claims business and systems	HN	5-Jan-15	9-Jan-15
	Access Enablement	HN	5-Jan-15	30-Jan-15
	Theory - Class Room :- Claims process training	HN	12-Jan-15	30-Jan-15
	Practical - Hands on Training :- Claims process training	HN	2-Feb-15	20-Feb-15
	Assessment week - 1st	HN	23-Feb-15	27-Feb-15
	Re-Training on gaps based on Assessment week results- 1st	HN	2-Mar-15	13-Mar-15
	Assessment week - 2nd	HN	16-Mar-15	20-Mar-15
	Final Hands on training and Monitoring before production kick off	HN	23-Mar-15	27-Mar-15
	Deployment into Operations	HN	**30-Mar-15**	**17-Jul-15**
	20% Volume Ramp - Capacity	HN	30-Mar-15	24-Apr-15
	40% Volume Ramp - Capacity	HN	27-Apr-15	22-May-15
	60% Volume Ramp - Capacity	HN	25-May-15	19-Jun-15
	100% Volume Ramp - Capacity	HN	22-Jun-15	17-Jul-15
	Phase :- Seed Team activities - wave 3		**4-May-15**	**15-Jan-16**
	Roles and Location at which Seed team to be hired	CTS	4-May-15	15-May-15
	Job Description of the Seed Team	CTS	18-May-15	29-May-15
	Validation of JD	CTS	1-Jun-15	5-Jun-15
	Hiring	CTS and HN	8-Jun-15	26-Jun-15
	Onboarding	CTS	29-Jun-15	3-Jul-15
	Training	CTS	**6-Jul-15**	**25-Sep-15**
	Overview of Claims business and systems	CTS	6-Jul-15	10-Jul-15
	Access Enablement	CTS	6-Jul-15	31-Jul-15
	Theory - Class Room :- Claims process training	CTS	13-Jul-15	31-Jul-15
	Practical - Hands on Training :- Claims process training	CTS	3-Aug-15	21-Aug-15
	Assessment week - 1st	CTS	24-Aug-15	28-Aug-15
	Re-Training on gaps based on Assessment week results- 1st	CTS	31-Aug-15	11-Sep-15
	Assessment week - 2nd	CTS	14-Sep-15	18-Sep-15
	Final Hands on training and Monitoring before production kick off	CTS	21-Sep-15	25-Sep-15
	Deployment into Operations	CTS	**28-Sep-15**	**15-Jan-16**
	20% Volume Ramp - Capacity	CTS	28-Sep-15	23-Oct-15
	40% Volume Ramp - Capacity	CTS	26-Oct-15	20-Nov-15
	60% Volume Ramp - Capacity	CTS	23-Nov-15	18-Dec-15
	100% Volume Ramp - Capacity	CTS	21-Dec-15	15-Jan-16
6	Regulatory Approvals	HN	4-Aug-14	30-Jan-15

Final

	Phase :- Seed Team activities - wave 2		3-Nov-14	17-Jul-15
	Roles and Location at which Seed team to be hired	HN	3-Nov-14	14-Nov-14
	Job Description of the Seed Team	CTS	17-Nov-14	28-Nov-14
	Validation of JD	HN	1-Dec-14	5-Dec-14
	Hiring	CTS and HN	8-Dec-14	26-Dec-14
	Onboarding	CTS	5-Jan-15	9-Jan-15
	Training	HN	**5-Jan-15**	**27-Mar-15**
	Overview of Claims business and systems	HN	5-Jan-15	9-Jan-15
	Access Enablement	HN	5-Jan-15	30-Jan-15
	Theory - Class Room :- Claims process training	HN	12-Jan-15	30-Jan-15
	Practical - Hands on Training :- Claims process training	HN	2-Feb-15	20-Feb-15
	Assessment week - 1st	HN	23-Feb-15	27-Feb-15
	Re-Training on gaps based on Assessment week results- 1st	HN	2-Mar-15	13-Mar-15
	Assessment week - 2nd	HN	16-Mar-15	20-Mar-15
	Final Hands on training and Monitoring before production kick off	HN	23-Mar-15	27-Mar-15
	Deployment into Operations	HN	**30-Mar-15**	**17-Jul-15**
	20% Volume Ramp - Capacity	HN	30-Mar-15	24-Apr-15
	40% Volume Ramp - Capacity	HN	27-Apr-15	22-May-15
	60% Volume Ramp - Capacity	HN	25-May-15	19-Jun-15
	100% Volume Ramp - Capacity	HN	22-Jun-15	17-Jul-15
	Phase :- Seed Team activities - wave 3		4-May-15	15-Jan-16
	Roles and Location at which Seed team to be hired	CTS	4-May-15	15-May-15
	Job Description of the Seed Team	CTS	18-May-15	29-May-15
	Validation of JD	CTS	1-Jun-15	5-Jun-15
	Hiring	CTS and HN	8-Jun-15	26-Jun-15
	Onboarding	CTS	29-Jun-15	3-Jul-15
	Training	CTS	**6-Jul-15**	**25-Sep-15**
	Overview of Claims business and systems	CTS	6-Jul-15	10-Jul-15
	Access Enablement	CTS	6-Jul-15	31-Jul-15
	Theory - Class Room :- Claims process training	CTS	13-Jul-15	31-Jul-15
	Practical - Hands on Training :- Claims process training	CTS	3-Aug-15	21-Aug-15
	Assessment week - 1st	CTS	24-Aug-15	28-Aug-15
	Re-Training on gaps based on Assessment week results- 1st	CTS	31-Aug-15	11-Sep-15
	Assessment week - 2nd	CTS	14-Sep-15	18-Sep-15
	Final Hands on training and Monitoring before production kick off	CTS	21-Sep-15	25-Sep-15
	Deployment into Operations	CTS	**28-Sep-15**	**15-Jan-16**
	20% Volume Ramp - Capacity	CTS	28-Sep-15	23-Oct-15
	40% Volume Ramp - Capacity	CTS	26-Oct-15	20-Nov-15
	60% Volume Ramp - Capacity	CTS	23-Nov-15	18-Dec-15
	100% Volume Ramp - Capacity	CTS	21-Dec-15	15-Jan-16
6	Regulatory Approvals	HN	4-Aug-14	30-Jan-15

	Phase :- Seed Team activities - wave 2		3-Nov-14	17-Jul-15
	Roles and Location at which Seed team to be hired	HN	3-Nov-14	14-Nov-14
	Job Description of the Seed Team	CTS	17-Nov-14	28-Nov-14
	Validation of JD	HN	1-Dec-14	5-Dec-14
	Hiring	CTS and HN	8-Dec-14	26-Dec-14
	Onboarding	CTS	5-Jan-15	9-Jan-15
	Training	HN	**5-Jan-15**	**27-Mar-15**
	Overview of Claims business and systems	HN	5-Jan-15	9-Jan-15
	Access Enablement	HN	5-Jan-15	30-Jan-15
	Theory - Class Room :- Claims process training	HN	12-Jan-15	30-Jan-15
	Practical - Hands on Training :- Claims process training	HN	2-Feb-15	20-Feb-15
	Assessment week - 1st	HN	23-Feb-15	27-Feb-15
	Re-Training on gaps based on Assessment week results- 1st	HN	2-Mar-15	13-Mar-15
	Assessment week - 2nd	HN	16-Mar-15	20-Mar-15
	Final Hands on training and Monitoring before production kick off	HN	23-Mar-15	27-Mar-15
	Deployment into Operations	HN	**30-Mar-15**	**17-Jul-15**
	20% Volume Ramp - Capacity	HN	30-Mar-15	24-Apr-15
	40% Volume Ramp - Capacity	HN	27-Apr-15	22-May-15
	60% Volume Ramp - Capacity	HN	25-May-15	19-Jun-15
	100% Volume Ramp - Capacity	HN	22-Jun-15	17-Jul-15
	Phase :- Seed Team activities - wave 3		4-May-15	15-Jan-16
	Roles and Location at which Seed team to be hired	CTS	4-May-15	15-May-15
	Job Description of the Seed Team	CTS	18-May-15	29-May-15
	Validation of JD	CTS	1-Jun-15	5-Jun-15
	Hiring	CTS and HN	8-Jun-15	26-Jun-15
	Onboarding	CTS	29-Jun-15	3-Jul-15
	Training	CTS	**6-Jul-15**	**25-Sep-15**
	Overview of Claims business and systems	CTS	6-Jul-15	10-Jul-15
	Access Enablement	CTS	6-Jul-15	31-Jul-15
	Theory - Class Room :- Claims process training	CTS	13-Jul-15	31-Jul-15
	Practical - Hands on Training :- Claims process training	CTS	3-Aug-15	21-Aug-15
	Assessment week - 1st	CTS	24-Aug-15	28-Aug-15
	Re-Training on gaps based on Assessment week results- 1st	CTS	31-Aug-15	11-Sep-15
	Assessment week - 2nd	CTS	14-Sep-15	18-Sep-15
	Final Hands on training and Monitoring before production kick off	CTS	21-Sep-15	25-Sep-15
	Deployment into Operations	CTS	**28-Sep-15**	**15-Jan-16**
	20% Volume Ramp - Capacity	CTS	28-Sep-15	23-Oct-15
	40% Volume Ramp - Capacity	CTS	26-Oct-15	20-Nov-15
	60% Volume Ramp - Capacity	CTS	23-Nov-15	18-Dec-15
	100% Volume Ramp - Capacity	CTS	21-Dec-15	15-Jan-16
6	Regulatory Approvals	HN	4-Aug-14	30-Jan-15

	Phase :- Seed Team activities - wave 2		3-Nov-14	17-Jul-15
	Roles and Location at which Seed team to be hired	HN	3-Nov-14	14-Nov-14
	Job Description of the Seed Team	CTS	17-Nov-14	28-Nov-14
	Validation of JD	HN	1-Dec-14	5-Dec-14
	Hiring	CTS and HN	8-Dec-14	26-Dec-14
	Onboarding	CTS	5-Jan-15	9-Jan-15
	Training	HN	**5-Jan-15**	**27-Mar-15**
	Overview of Claims business and systems	HN	5-Jan-15	9-Jan-15
	Access Enablement	HN	5-Jan-15	30-Jan-15
	Theory - Class Room :- Claims process training	HN	12-Jan-15	30-Jan-15
	Practical - Hands on Training :- Claims process training	HN	2-Feb-15	20-Feb-15
	Assessment week - 1st	HN	23-Feb-15	27-Feb-15
	Re-Training on gaps based on Assessment week results- 1st	HN	2-Mar-15	13-Mar-15
	Assessment week - 2nd	HN	16-Mar-15	20-Mar-15
	Final Hands on training and Monitoring before production kick off	HN	23-Mar-15	27-Mar-15
	Deployment into Operations	HN	**30-Mar-15**	**17-Jul-15**
	20% Volume Ramp - Capacity	HN	30-Mar-15	24-Apr-15
	40% Volume Ramp - Capacity	HN	27-Apr-15	22-May-15
	60% Volume Ramp - Capacity	HN	25-May-15	19-Jun-15
	100% Volume Ramp - Capacity	HN	22-Jun-15	17-Jul-15
	Phase :- Seed Team activities - wave 3		4-May-15	15-Jan-16
	Roles and Location at which Seed team to be hired	CTS	4-May-15	15-May-15
	Job Description of the Seed Team	CTS	18-May-15	29-May-15
	Validation of JD	CTS	1-Jun-15	5-Jun-15
	Hiring	CTS and HN	8-Jun-15	26-Jun-15
	Onboarding	CTS	29-Jun-15	3-Jul-15
	Training	CTS	**6-Jul-15**	**25-Sep-15**
	Overview of Claims business and systems	CTS	6-Jul-15	10-Jul-15
	Access Enablement	CTS	6-Jul-15	31-Jul-15
	Theory - Class Room :- Claims process training	CTS	13-Jul-15	31-Jul-15
	Practical - Hands on Training :- Claims process training	CTS	3-Aug-15	21-Aug-15
	Assessment week - 1st	CTS	24-Aug-15	28-Aug-15
	Re-Training on gaps based on Assessment week results- 1st	CTS	31-Aug-15	11-Sep-15
	Assessment week - 2nd	CTS	14-Sep-15	18-Sep-15
	Final Hands on training and Monitoring before production kick off	CTS	21-Sep-15	25-Sep-15
	Deployment into Operations	CTS	**28-Sep-15**	**15-Jan-16**
	20% Volume Ramp - Capacity	CTS	28-Sep-15	23-Oct-15
	40% Volume Ramp - Capacity	CTS	26-Oct-15	20-Nov-15
	60% Volume Ramp - Capacity	CTS	23-Nov-15	18-Dec-15
	100% Volume Ramp - Capacity	CTS	21-Dec-15	15-Jan-16
6	Regulatory Approvals	HN	4-Aug-14	30-Jan-15

	Transition Activities			
7	Phase :- Re-badging HealthNet Staff	CTS	2-Mar-15	2-Mar-15
8	Phase :-Offshore Knowledge Transfer :- Claims Wave 1	CTS	6-Apr-15	24-Jul-15
	Boot Camps	CTS	6-Apr-15	1-May-15
	Access Enablement	CTS	4-May-15	29-May-15
	Overview of Claims business and systems	CTS	4-May-15	8-May-15
	Theory - Class Room :- Claims process training	CTS	11-May-15	15-May-15
	Practical - Hands on Training :- Claims process training	CTS	1-Jun-15	19-Jun-15
	Assessment week - 1st	CTS	22-Jun-15	26-Jun-15
	Re-Training on gaps based on Assessment week results- 1st	CTS	29-Jun-15	10-Jul-15
	Assessment week - 2nd	CTS	13-Jul-15	17-Jul-15
	Final Hands on training and Monitoring before production kick off	CTS	20-Jul-15	24-Jul-15
	Phase :-Ramp :- Claims Wave 1	CTS	27-Jul-15	5-Feb-16
	10% Volume Ramp - Capacity	CTS	27-Jul-15	21-Aug-15
	20% Volume Ramp - Capacity	CTS	24-Aug-15	18-Sep-15
	30% Volume Ramp - Capacity	CTS	21-Sep-15	16-Oct-15
	50% Volume Ramp - Capacity	CTS	19-Oct-15	13-Nov-15
	65% Volume Ramp - Capacity	CTS	16-Nov-15	11-Dec-15
	75% Volume Ramp - Capacity	CTS	14-Dec-15	8-Jan-16
	100% Volume Ramp - Capacity	CTS	11-Jan-16	5-Feb-16
	Go Live Wave 1	CTS	8-Feb-16	
	Phase :-Offshore Knowledge Transfer :- Claims Wave 2	CTS	1-Jun-15	18-Sep-15
	Boot Camps	CTS	1-Jun-15	26-Jun-15
	Access Enablement	CTS	29-Jun-15	24-Jul-15
	Overview of Claims business and systems	CTS	29-Jun-15	3-Jul-15
	Theory - Class Room :- Claims process training	CTS	6-Jul-15	24-Jul-15
	Practical - Hands on Training :- Claims process training	CTS	27-Jul-15	14-Aug-15
	Assessment week - 1st	CTS	17-Aug-15	21-Aug-15
	Re-Training on gaps based on Assessment week results- 1st	CTS	24-Aug-15	4-Sep-15
	Assessment week - 2nd	CTS	7-Sep-15	11-Sep-15
	Final Hands on training and Monitoring before production kick off	CTS	14-Sep-15	18-Sep-15
	Phase :-Ramp :- Claims Wave 2	CTS	21-Sep-15	1-Apr-16
	10% Volume Ramp - Capacity	CTS	21-Sep-15	16-Oct-15
	20% Volume Ramp - Capacity	CTS	19-Oct-15	13-Nov-15
	30% Volume Ramp - Capacity	CTS	16-Nov-15	11-Dec-15
	50% Volume Ramp - Capacity	CTS	14-Dec-15	4-Jan-16
	65% Volume Ramp - Capacity	CTS	11-Jan-16	5-Feb-16
	75% Volume Ramp - Capacity	CTS	8-Feb-16	4-Mar-16
	100% Volume Ramp - Capacity	CTS	7-Mar-16	1-Apr-16
	Go Live Wave 2	CTS	4-Apr-16	

	Transition Activities			
7	Phase :- Re-badging HealthNet Staff	CTS	2-Mar-15	2-Mar-15
8	Phase :-Offshore Knowledge Transfer :- Claims Wave 1	CTS	6-Apr-15	24-Jul-15
	Boot Camps	CTS	6-Apr-15	1-May-15
	Access Enablement	CTS	4-May-15	29-May-15
	Overview of Claims business and systems	CTS	4-May-15	8-May-15
	Theory - Class Room :- Claims process training	CTS	11-May-15	15-May-15
	Practical - Hands on Training :- Claims process training	CTS	1-Jun-15	19-Jun-15
	Assessment week - 1st	CTS	22-Jun-15	26-Jun-15
	Re-Training on gaps based on Assessment week results- 1st	CTS	29-Jun-15	10-Jul-15
	Assessment week - 2nd	CTS	13-Jul-15	17-Jul-15
	Final Hands on training and Monitoring before production kick off	CTS	20-Jul-15	24-Jul-15
	Phase :-Ramp :- Claims Wave 1	CTS	27-Jul-15	5-Feb-16
	10% Volume Ramp - Capacity	CTS	27-Jul-15	21-Aug-15
	20% Volume Ramp - Capacity	CTS	24-Aug-15	18-Sep-15
	30% Volume Ramp - Capacity	CTS	21-Sep-15	16-Oct-15
	50% Volume Ramp - Capacity	CTS	19-Oct-15	13-Nov-15
	65% Volume Ramp - Capacity	CTS	16-Nov-15	11-Dec-15
	75% Volume Ramp - Capacity	CTS	14-Dec-15	8-Jan-16
	100% Volume Ramp - Capacity	CTS	11-Jan-16	5-Feb-16
	Go Live Wave 1	CTS	8-Feb-16	
	Phase :-Offshore Knowledge Transfer :- Claims Wave 2	CTS	1-Jun-15	18-Sep-15
	Boot Camps	CTS	1-Jun-15	26-Jun-15
	Access Enablement	CTS	29-Jun-15	24-Jul-15
	Overview of Claims business and systems	CTS	29-Jun-15	3-Jul-15
	Theory - Class Room :- Claims process training	CTS	6-Jul-15	24-Jul-15
	Practical - Hands on Training :- Claims process training	CTS	27-Jul-15	14-Aug-15
	Assessment week - 1st	CTS	17-Aug-15	21-Aug-15
	Re-Training on gaps based on Assessment week results- 1st	CTS	24-Aug-15	4-Sep-15
	Assessment week - 2nd	CTS	7-Sep-15	11-Sep-15
	Final Hands on training and Monitoring before production kick off	CTS	14-Sep-15	18-Sep-15
	Phase :-Ramp :- Claims Wave 2	CTS	21-Sep-15	1-Apr-16
	10% Volume Ramp - Capacity	CTS	21-Sep-15	16-Oct-15
	20% Volume Ramp - Capacity	CTS	19-Oct-15	13-Nov-15
	30% Volume Ramp - Capacity	CTS	16-Nov-15	11-Dec-15
	50% Volume Ramp - Capacity	CTS	14-Dec-15	4-Jan-16
	65% Volume Ramp - Capacity	CTS	11-Jan-16	5-Feb-16
	75% Volume Ramp - Capacity	CTS	8-Feb-16	4-Mar-16
	100% Volume Ramp - Capacity	CTS	7-Mar-16	1-Apr-16
	Go Live Wave 2	CTS	4-Apr-16	

Final

	Transition Activities			
7	Phase :- Re-badging HealthNet Staff	CTS	2-Mar-15	2-Mar-15
8	Phase :-Offshore Knowledge Transfer :- Claims Wave 1	CTS	6-Apr-15	24-Jul-15
	Boot Camps	CTS	6-Apr-15	1-May-15
	Access Enablement	CTS	4-May-15	29-May-15
	Overview of Claims business and systems	CTS	4-May-15	8-May-15
	Theory - Class Room :- Claims process training	CTS	11-May-15	15-May-15
	Practical - Hands on Training :- Claims process training	CTS	1-Jun-15	19-Jun-15
	Assessment week - 1st	CTS	22-Jun-15	26-Jun-15
	Re-Training on gaps based on Assessment week results- 1st	CTS	29-Jun-15	10-Jul-15
	Assessment week - 2nd	CTS	13-Jul-15	17-Jul-15
	Final Hands on training and Monitoring before production kick off	CTS	20-Jul-15	24-Jul-15
	Phase :-Ramp :- Claims Wave 1	CTS	27-Jul-15	5-Feb-16
	10% Volume Ramp - Capacity	CTS	27-Jul-15	21-Aug-15
	20% Volume Ramp - Capacity	CTS	24-Aug-15	18-Sep-15
	30% Volume Ramp - Capacity	CTS	21-Sep-15	16-Oct-15
	50% Volume Ramp - Capacity	CTS	19-Oct-15	13-Nov-15
	65% Volume Ramp - Capacity	CTS	16-Nov-15	11-Dec-15
	75% Volume Ramp - Capacity	CTS	14-Dec-15	8-Jan-16
	100% Volume Ramp - Capacity	CTS	11-Jan-16	5-Feb-16
	Go Live Wave 1	CTS	8-Feb-16	
	Phase :-Offshore Knowledge Transfer :- Claims Wave 2	CTS	1-Jun-15	18-Sep-15
	Boot Camps	CTS	1-Jun-15	26-Jun-15
	Access Enablement	CTS	29-Jun-15	24-Jul-15
	Overview of Claims business and systems	CTS	29-Jun-15	3-Jul-15
	Theory - Class Room :- Claims process training	CTS	6-Jul-15	24-Jul-15
	Practical - Hands on Training :- Claims process training	CTS	27-Jul-15	14-Aug-15
	Assessment week - 1st	CTS	17-Aug-15	21-Aug-15
	Re-Training on gaps based on Assessment week results- 1st	CTS	24-Aug-15	4-Sep-15
	Assessment week - 2nd	CTS	7-Sep-15	11-Sep-15
	Final Hands on training and Monitoring before production kick off	CTS	14-Sep-15	18-Sep-15
	Phase :-Ramp :- Claims Wave 2	CTS	21-Sep-15	1-Apr-16
	10% Volume Ramp - Capacity	CTS	21-Sep-15	16-Oct-15
	20% Volume Ramp - Capacity	CTS	19-Oct-15	13-Nov-15
	30% Volume Ramp - Capacity	CTS	16-Nov-15	11-Dec-15
	50% Volume Ramp - Capacity	CTS	14-Dec-15	4-Jan-16
	65% Volume Ramp - Capacity	CTS	11-Jan-16	5-Feb-16
	75% Volume Ramp - Capacity	CTS	8-Feb-16	4-Mar-16
	100% Volume Ramp - Capacity	CTS	7-Mar-16	1-Apr-16
	Go Live Wave 2	CTS	4-Apr-16	

Final

	Transition Activities			
7	Phase :- Re-badging HealthNet Staff	CTS	2-Mar-15	2-Mar-15
8	Phase :-Offshore Knowledge Transfer :- Claims Wave 1	CTS	6-Apr-15	24-Jul-15
	Boot Camps	CTS	6-Apr-15	1-May-15
	Access Enablement	CTS	4-May-15	29-May-15
	Overview of Claims business and systems	CTS	4-May-15	8-May-15
	Theory - Class Room :- Claims process training	CTS	11-May-15	15-May-15
	Practical - Hands on Training :- Claims process training	CTS	1-Jun-15	19-Jun-15
	Assessment week - 1st	CTS	22-Jun-15	26-Jun-15
	Re-Training on gaps based on Assessment week results- 1st	CTS	29-Jun-15	10-Jul-15
	Assessment week - 2nd	CTS	13-Jul-15	17-Jul-15
	Final Hands on training and Monitoring before production kick off	CTS	20-Jul-15	24-Jul-15
	Phase :-Ramp :- Claims Wave 1	CTS	27-Jul-15	5-Feb-16
	10% Volume Ramp - Capacity	CTS	27-Jul-15	21-Aug-15
	20% Volume Ramp - Capacity	CTS	24-Aug-15	18-Sep-15
	30% Volume Ramp - Capacity	CTS	21-Sep-15	16-Oct-15
	50% Volume Ramp - Capacity	CTS	19-Oct-15	13-Nov-15
	65% Volume Ramp - Capacity	CTS	16-Nov-15	11-Dec-15
	75% Volume Ramp - Capacity	CTS	14-Dec-15	8-Jan-16
	100% Volume Ramp - Capacity	CTS	11-Jan-16	5-Feb-16
	Go Live Wave 1	CTS	8-Feb-16	
	Phase :-Offshore Knowledge Transfer :- Claims Wave 2	CTS	1-Jun-15	18-Sep-15
	Boot Camps	CTS	1-Jun-15	26-Jun-15
	Access Enablement	CTS	29-Jun-15	24-Jul-15
	Overview of Claims business and systems	CTS	29-Jun-15	3-Jul-15
	Theory - Class Room :- Claims process training	CTS	6-Jul-15	24-Jul-15
	Practical - Hands on Training :- Claims process training	CTS	27-Jul-15	14-Aug-15
	Assessment week - 1st	CTS	17-Aug-15	21-Aug-15
	Re-Training on gaps based on Assessment week results- 1st	CTS	24-Aug-15	4-Sep-15
	Assessment week - 2nd	CTS	7-Sep-15	11-Sep-15
	Final Hands on training and Monitoring before production kick off	CTS	14-Sep-15	18-Sep-15
	Phase :-Ramp :- Claims Wave 2	CTS	21-Sep-15	1-Apr-16
	10% Volume Ramp - Capacity	CTS	21-Sep-15	16-Oct-15
	20% Volume Ramp - Capacity	CTS	19-Oct-15	13-Nov-15
	30% Volume Ramp - Capacity	CTS	16-Nov-15	11-Dec-15
	50% Volume Ramp - Capacity	CTS	14-Dec-15	4-Jan-16
	65% Volume Ramp - Capacity	CTS	11-Jan-16	5-Feb-16
	75% Volume Ramp - Capacity	CTS	8-Feb-16	4-Mar-16
	100% Volume Ramp - Capacity	CTS	7-Mar-16	1-Apr-16
	Go Live Wave 2	CTS	4-Apr-16	

Phase :-Offshore Knowledge Transfer :- Claims Wave 3	CTS	7-Dec-15	22-Apr-16
Boot Camps	CTS	7-Dec-15	1-Jan-16
Access Enablement	CTS	4-Jan-16	29-Jan-16
Overview of Claims business and systems	CTS	4-Jan-16	8-Jan-16
Theory - Class Room :- Claims process training	CTS	11-Jan-16	5-Feb-16
Practical - Hands on Training :- Claims process training	CTS	8-Feb-16	4-Mar-16
Assessment week - 1st	CTS	7-Mar-16	11-Mar-16
Re-Training on gaps based on Assessment week results- 1st	CTS	14-Mar-16	1-Apr-16
Assessment week - 2nd	CTS	4-Apr-16	8-Apr-16
Final Hands on training and Monitoring before production kick off	CTS	11-Apr-16	22-Apr-16
Phase :-Ramp :- Claims Wave 3	CTS	25-Apr-16	2-Dec-16
10% Volume Ramp - Capacity	CTS	25-Apr-16	20-May-16
20% Volume Ramp - Capacity	CTS	23-May-16	17-Jun-16
30% Volume Ramp - Capacity	CTS	20-Jun-16	15-Jul-16
40% Volume Ramp - Capacity	CTS	18-Jul-16	12-Aug-16
50% Volume Ramp - Capacity	CTS	15-Aug-16	9-Sep-16
65% Volume Ramp - Capacity	CTS	12-Sep-16	7-Oct-16
75% Volume Ramp - Capacity	CTS	10-Oct-16	4-Nov-16
100% Volume Ramp - Capacity	CTS	7-Nov-16	2-Dec-16
Go Live Wave 3	CTS	5-Dec-16	

Final

	Phase :-Offshore Knowledge Transfer :- Claims Wave 3	CTS	7-Dec-15	22-Apr-16
	Boot Camps	CTS	7-Dec-15	1-Jan-16
	Access Enablement	CTS	4-Jan-16	29-Jan-16
	Overview of Claims business and systems	CTS	4-Jan-16	8-Jan-16
	Theory - Class Room :- Claims process training	CTS	11-Jan-16	5-Feb-16
	Practical - Hands on Training :- Claims process training	CTS	8-Feb-16	4-Mar-16
	Assessment week - 1st	CTS	7-Mar-16	11-Mar-16
	Re-Training on gaps based on Assessment week results- 1st	CTS	14-Mar-16	1-Apr-16
	Assessment week - 2nd	CTS	4-Apr-16	8-Apr-16
	Final Hands on training and Monitoring before production kick off	CTS	11-Apr-16	22-Apr-16
	Phase :-Ramp :- Claims Wave 3	CTS	25-Apr-16	2-Dec-16
	10% Volume Ramp - Capacity	CTS	25-Apr-16	20-May-16
	20% Volume Ramp - Capacity	CTS	23-May-16	17-Jun-16
	30% Volume Ramp - Capacity	CTS	20-Jun-16	15-Jul-16
	40% Volume Ramp - Capacity	CTS	18-Jul-16	12-Aug-16
	50% Volume Ramp - Capacity	CTS	15-Aug-16	9-Sep-16
	65% Volume Ramp - Capacity	CTS	12-Sep-16	7-Oct-16
	75% Volume Ramp - Capacity	CTS	10-Oct-16	4-Nov-16
	100% Volume Ramp - Capacity	CTS	7-Nov-16	2-Dec-16
	Go Live Wave 3	CTS	5-Dec-16	

Final

	Phase :-Offshore Knowledge Transfer :- Claims Wave 3	CTS	7-Dec-15	22-Apr-16
	Boot Camps	CTS	7-Dec-15	1-Jan-16
	Access Enablement	CTS	4-Jan-16	29-Jan-16
	Overview of Claims business and systems	CTS	4-Jan-16	8-Jan-16
	Theory - Class Room :- Claims process training	CTS	11-Jan-16	5-Feb-16
	Practical - Hands on Training :- Claims process training	CTS	8-Feb-16	4-Mar-16
	Assessment week - 1st	CTS	7-Mar-16	11-Mar-16
	Re-Training on gaps based on Assessment week results- 1st	CTS	14-Mar-16	1-Apr-16
	Assessment week - 2nd	CTS	4-Apr-16	8-Apr-16
	Final Hands on training and Monitoring before production kick off	CTS	11-Apr-16	22-Apr-16
	Phase :-Ramp :- Claims Wave 3	CTS	25-Apr-16	2-Dec-16
	10% Volume Ramp - Capacity	CTS	25-Apr-16	20-May-16
	20% Volume Ramp - Capacity	CTS	23-May-16	17-Jun-16
	30% Volume Ramp - Capacity	CTS	20-Jun-16	15-Jul-16
	40% Volume Ramp - Capacity	CTS	18-Jul-16	12-Aug-16
	50% Volume Ramp - Capacity	CTS	15-Aug-16	9-Sep-16
	65% Volume Ramp - Capacity	CTS	12-Sep-16	7-Oct-16
	75% Volume Ramp - Capacity	CTS	10-Oct-16	4-Nov-16
	100% Volume Ramp - Capacity	CTS	7-Nov-16	2-Dec-16
	Go Live Wave 3	CTS	5-Dec-16	

Final

	Phase :-Offshore Knowledge Transfer :- Claims Wave 3	CTS	7-Dec-15	22-Apr-16
	Boot Camps	CTS	7-Dec-15	1-Jan-16
	Access Enablement	CTS	4-Jan-16	29-Jan-16
	Overview of Claims business and systems	CTS	4-Jan-16	8-Jan-16
	Theory - Class Room :- Claims process training	CTS	11-Jan-16	5-Feb-16
	Practical - Hands on Training :- Claims process training	CTS	8-Feb-16	4-Mar-16
	Assessment week - 1st	CTS	7-Mar-16	11-Mar-16
	Re-Training on gaps based on Assessment week results- 1st	CTS	14-Mar-16	1-Apr-16
	Assessment week - 2nd	CTS	4-Apr-16	8-Apr-16
	Final Hands on training and Monitoring before production kick off	CTS	11-Apr-16	22-Apr-16
	Phase :-Ramp :- Claims Wave 3	CTS	25-Apr-16	2-Dec-16
	10% Volume Ramp - Capacity	CTS	25-Apr-16	20-May-16
	20% Volume Ramp - Capacity	CTS	23-May-16	17-Jun-16
	30% Volume Ramp - Capacity	CTS	20-Jun-16	15-Jul-16
	40% Volume Ramp - Capacity	CTS	18-Jul-16	12-Aug-16
	50% Volume Ramp - Capacity	CTS	15-Aug-16	9-Sep-16
	65% Volume Ramp - Capacity	CTS	12-Sep-16	7-Oct-16
	75% Volume Ramp - Capacity	CTS	10-Oct-16	4-Nov-16
	100% Volume Ramp - Capacity	CTS	7-Nov-16	2-Dec-16
	Go Live Wave 3	CTS	5-Dec-16	

Quality Assurance

Timeline months: Jul-14, Aug-14, Sep-14, Oct-14, Nov-14, Dec-14, Jan-15, Feb-15

Weeks: 28-Jul-14, 4-Aug-14, 11-Aug-14, 18-Aug-14, 25-Aug-14, 1-Sep-14, 8-Sep-14, 15-Sep-14, 22-Sep-14, 29-Sep-14, 6-Oct-14, 13-Oct-14, 20-Oct-14, 27-Oct-14, 3-Nov-14, 10-Nov-14, 17-Nov-14, 24-Nov-14, 1-Dec-14, 8-Dec-14, 15-Dec-14, 22-Dec-14, 29-Dec-14, 5-Jan-15, 12-Jan-15, 19-Jan-15, 26-Jan-15, 2-Feb-15, 9-Feb-15, 16-Feb-15, 23-Feb-15, 2-Mar-15, 9-Mar-15

S. NO.	Project Tasks	Ownership	Start Date	End Date
	Pre- Transition Activities			
1	Contract Sign off	HN & CTS	28-Jul-14	20-Oct-14
	Organization Announcement at HN	HN	15-Aug-14	31-Oct-14
2	Phase :- Transition Readiness Phase			
2.1	Validate Solution Assumptions	CTS	3-Nov-14	7-Nov-14
2.2	Team Charter	HN & CTS	3-Nov-14	14-Nov-14
2.3	Transition Milestones and timelines	CTS	3-Nov-14	21-Nov-14
2.4	Agenda and resource requirements for Process Assessment and Knowledge Management	CTS	3-Nov-14	28-Nov-14
3	Phase :- Process Assessment and Detailed Transition Planning			
3.1	Transition Kick off Activity + Stake holder identification	HN & CTS	17-Nov-14	21-Nov-14
3.2	Governance, communication & escalation plan	CTS	17-Nov-14	21-Nov-14
3.3	Process Assessment Agenda Finalization and dependency matrix	CTS	17-Nov-14	28-Nov-14
3.4	Gather or Create / Validate AS-IS & TO-BE SIPOC & Process Maps	CTS	1-Dec-14	19-Dec-14
3.5	Gather & Finalize Technology requirements – applications required	CTS	8-Dec-14	26-Dec-14
3.6	Staffing validation & Capacity Planning	CTS	8-Dec-14	26-Dec-14
3.7	Review Training documentation and SOP readiness	CTS	29-Dec-14	16-Jan-15
	Documentation gap - Training	CTS	12-Jan-15	30-Jan-15
	Documentation gap - Process PnP's	CTS	12-Jan-15	30-Jan-15
	Gap documentation for HN review and Sign off	HN	19-Jan-15	30-Jan-15
3.8	Evaluate Trainer availability	CTS	26-Jan-15	30-Jan-15
3.9	Evaluate Quality Auditor avail	CTS	26-Jan-15	30-Jan-15
3.10	KM Team Deliverable listing & Briefing to KM team	CTS	2-Feb-15	13-Feb-15
4	Phase Knowledge Management		5-Jan-15	3-Apr-15
	Process Shadowing and Understanding	CTS	5-Jan-15	16-Jan-15
	create or update the available SOPs, P&Ps - Group 1	CTS	19-Jan-15	30-Jan-15
	create or update the Training docs - Group 1	CTS	2-Feb-15	13-Feb-15
	create or update the available SOPs, P&Ps - Group 2	CTS	16-Feb-15	6-Mar-15
	create or update the Training docs - Group 2	CTS	9-Mar-15	20-Mar-15
	Sign off on updated SOP's and Training Documentation	HN	9-Mar-15	3-Apr-15
	Accommodate Changes based on HN review	CTS	9-Mar-15	3-Apr-15
5	Phase:- Process Documentation Validation Exercise		4-Jul-16	26-Aug-16
5.1	Process Documentation Revalidation	CTS	4-Jul-16	29-Jul-16
5.2	Policy and Procedure documentation, review and sign off	CTS	1-Aug-16	26-Aug-16

Final

Quality Assurance

S. NO.	Project Tasks	Ownership	Start Date	End Date
	Pre- Transition Activities			
1	Contract Sign off	HN & CTS	28-Jul-14	20-Oct-14
	Organization Announcement at HN	HN	15-Aug-14	31-Oct-14
2	**Phase :- Transition Readiness Phase**		[illegible]	[illegible]
2.1	Validate Solution Assumptions	CTS	3-Nov-14	7-Nov-14
2.2	Team Charter	HN & CTS	3-Nov-14	14-Nov-14
2.3	Transition Milestones and timelines	CTS	3-Nov-14	21-Nov-14
2.4	Agenda and resource requirements for Process Assessment and Knowledge Management	CTS	3-Nov-14	28-Nov-14
3	**Phase :- Process Assessment and Detailed Transition Planning**		[illegible]	[illegible]
3.1	Transition Kick off Activity + Stake holder identification	HN & CTS	17-Nov-14	21-Nov-14
3.2	Governance, communication & escalation plan	CTS	17-Nov-14	21-Nov-14
3.3	Process Assessment Agenda Finalization and dependency matrix	CTS	17-Nov-14	28-Nov-14
3.4	Gather or Create / Validate AS-IS & TO-BE SIPOC & Process Maps	CTS	1-Dec-14	19-Dec-14
3.5	Gather & Finalize Technology requirements – applications required	CTS	8-Dec-14	26-Dec-14
3.6	Staffing validation & Capacity Planning	CTS	8-Dec-14	26-Dec-14
3.7	Review Training documentation and SOP readiness	CTS	29-Dec-14	16-Jan-15
	Documentation gap - Training	CTS	12-Jan-15	30-Jan-15
	Documentation gap - Process PnP's	CTS	12-Jan-15	30-Jan-15
	Gap documentation for HN review and Sign off	HN	19-Jan-15	30-Jan-15
3.8	Evaluate Trainer availability	CTS	26-Jan-15	30-Jan-15
3.9	Evaluate Quality Auditor avail	CTS	26-Jan-15	30-Jan-15
3.10	KM Team Deliverable listing & Briefing to KM team	CTS	2-Feb-15	13-Feb-15
4	**Phase Knowledge Management**		5-Jan-15	3-Apr-15
	Process Shadowing and Understanding	CTS	5-Jan-15	16-Jan-15
	create or update the available SOPs, P&Ps - Group 1	CTS	19-Jan-15	30-Jan-15
	create or update the Training docs - Group 1	CTS	2-Feb-15	13-Feb-15
	create or update the available SOPs, P&Ps - Group 2	CTS	16-Feb-15	6-Mar-15
	create or update the Training docs - Group 2	CTS	9-Mar-15	20-Mar-15
	Sign off on updated SOP's and Training Documentation	HN	9-Mar-15	3-Apr-15
	Accommodate Changes based on HN review	CTS	9-Mar-15	3-Apr-15
5	**Phase:- Process Documentation Validation Exercise**		4-Jul-16	26-Aug-16
5.1	Process Documentation Revalidation	CTS	4-Jul-16	29-Jul-16
5.2	Policy and Procedure documentation, review and sign off	CTS	1-Aug-16	26-Aug-16

Month	Weeks
Mar-15	16-Mar-15, 23-Mar-15, 30-Mar-15
Apr-15	6-Apr-15, 13-Apr-15, 20-Apr-15, 27-Apr-15
May-15	4-May-15, 11-May-15, 18-May-15, 25-May-15
Jun-15	1-Jun-15, 8-Jun-15, 15-Jun-15, 22-Jun-15, 29-Jun-15
Jul-15	6-Jul-15, 13-Jul-15, 20-Jul-15, 27-Jul-15
Aug-15	3-Aug-15, 10-Aug-15, 17-Aug-15, 24-Aug-15, 31-Aug-15
Sep-15	7-Sep-15, 14-Sep-15, 21-Sep-15, 28-Sep-15
Oct-15	5-Oct-15, 12-Oct-15, 19-Oct-15, 26-Oct-15
Nov-15	2-Nov-15, 9-Nov-15, 16-Nov-15, 23-Nov-15, 30-Nov-15
Dec-15	7-Dec-15, 14-Dec-15, 21-Dec-15

Final

Quality Assurance

S. NO.	Project Tasks	Ownership	Start Date	End Date	28-Dec-15	4-Jan-16	11-Jan-16	18-Jan-16	25-Jan-16	1-Feb-16	8-Feb-16	15-Feb-16	22-Feb-16	29-Feb-16	7-Mar-16	14-Mar-16	21-Mar-16	28-Mar-16	4-Apr-16	11-Apr-16	18-Apr-16	25-Apr-16	2-May-16	9-May-16	16-May-16	23-May-16	30-May-16	6-Jun-16	13-Jun-16	20-Jun-16	27-Jun-16	4-Jul-16	11-Jul-16	18-Jul-16	25-Jul-16	1-Aug-16	8-Aug-16	15-Aug-16	22-Aug-16	29-Aug-16	5-Sep-16	12-Sep-16	19-Sep-16	26-Sep-16	3-Oct-16
						Jan-16				Feb-16				Mar-16					Apr-16				May-16					Jun-16				Jul-16				Aug-16					Sep-16				
	Pre- Transition Activities																																												
1	Contract Sign off	HN & CTS	28-Jul-14	20-Oct-14																																									
	Organization Announcement at HN	HN	15-Aug-14	31-Oct-14																																									
2	**Phase :- Transition Readiness Phase**		3-Nov-14	28-Nov-14																																									
2.1	Validate Solution Assumptions	CTS	3-Nov-14	7-Nov-14																																									
2.2	Team Charter	HN & CTS	3-Nov-14	14-Nov-14																																									
2.3	Transition Milestones and timelines	CTS	3-Nov-14	21-Nov-14																																									
2.4	Agenda and resource requirements for Process Assessment and Knowledge Management	CTS	3-Nov-14	28-Nov-14																																									
3	**Phase :- Process Assessment and Detailed Transition Planning**		17-Nov-14	13-Feb-15																																									
3.1	Transition Kick off Activity + Stake holder identification	HN & CTS	17-Nov-14	21-Nov-14																																									
3.2	Governance, communication & escalation plan	CTS	17-Nov-14	21-Nov-14																																									
3.3	Process Assessment Agenda Finalization and dependency matrix	CTS	17-Nov-14	28-Nov-14																																									
3.4	Gather or Create / Validate AS-IS & TO-BE SIPOC & Process Maps	CTS	1-Dec-14	19-Dec-14																																									
3.5	Gather & Finalize Technology requirements – applications required	CTS	8-Dec-14	26-Dec-14																																									
3.6	Staffing validation & Capacity Planning	CTS	8-Dec-14	26-Dec-14																																									
3.7	Review Training documentation and SOP readiness	CTS	29-Dec-14	16-Jan-15																																									
	Documentation gap - Training	CTS	12-Jan-15	30-Jan-15																																									
	Documentation gap - Process PnP's	CTS	12-Jan-15	30-Jan-15																																									
	Gap documentation for HN review and Sign off	HN	19-Jan-15	30-Jan-15																																									
3.8	Evaluate Trainer availability	CTS	26-Jan-15	30-Jan-15																																									
3.9	Evaluate Quality Auditor avail	CTS	26-Jan-15	30-Jan-15																																									
3.10	KM Team Deliverable listing & Briefing to KM team	CTS	2-Feb-15	13-Feb-15																																									
4	**Phase Knowledge Management**		5-Jan-15	3-Apr-15																																									
	Process Shadowing and Understanding	CTS	5-Jan-15	16-Jan-15																																									
	create or update the available SOPs, P&Ps - Group 1	CTS	19-Jan-15	30-Jan-15																																									
	create or update the Training docs - Group 1	CTS	2-Feb-15	13-Feb-15																																									
	create or update the available SOPs, P&Ps - Group 2	CTS	16-Feb-15	6-Mar-15																																									
	create or update the Training docs - Group 2	CTS	9-Mar-15	20-Mar-15																																									
	Sign off on updated SOP's and Training Documentation	HN	9-Mar-15	3-Apr-15																																									
	Accommodate Changes based on HN review	CTS	9-Mar-15	3-Apr-15																																									
5	**Phase:- Process Documentation Validation Exercise**		4-Jul-16	26-Aug-16																																									
5.1	Process Documentation Revalidation	CTS	4-Jul-16	29-Jul-16																																									
5.2	Policy and Procedure documentation, review and sign off	CTS	1-Aug-16	26-Aug-16																																									

Quality Assurance

					Oct-16				Nov-16				Dec-16				Jan-17				
S. NO.	Project Tasks	Ownership	Start Date	End Date	10-Oct-16	17-Oct-16	24-Oct-16	31-Oct-16	7-Nov-16	14-Nov-16	21-Nov-16	28-Nov-16	5-Dec-16	12-Dec-16	19-Dec-16	26-Dec-16	2-Jan-17	9-Jan-17	16-Jan-17	23-Jan-17	30-Jan-17
	Pre- Transition Activities																				
1	Contract Sign off	HN & CTS	28-Jul-14	20-Oct-14																	
	Organization Announcement at HN	HN	15-Aug-14	31-Oct-14																	
2	Phase :- Transition Readiness Phase		3-Nov-14	28-Nov-14																	
2.1	Validate Solution Assumptions	CTS	3-Nov-14	7-Nov-14																	
2.2	Team Charter	HN & CTS	3-Nov-14	14-Nov-14																	
2.3	Transition Milestones and timelines	CTS	3-Nov-14	21-Nov-14																	
2.4	Agenda and resource requirements for Process Assessment and Knowledge Management	CTS	3-Nov-14	28-Nov-14																	
3	Phase :- Process Assessment and Detailed Transition Planning		[illegible]	[illegible]																	
3.1	Transition Kick off Activity + Stake holder identification	HN & CTS	17-Nov-14	21-Nov-14																	
3.2	Governance, communication & escalation plan	CTS	17-Nov-14	21-Nov-14																	
3.3	Process Assessment Agenda Finalization and dependency matrix	CTS	17-Nov-14	28-Nov-14																	
3.4	Gather or Create / Validate AS-IS & TO-BE SIPOC & Process Maps	CTS	1-Dec-14	19-Dec-14																	
3.5	Gather & Finalize Technology requirements – applications required	CTS	8-Dec-14	26-Dec-14																	
3.6	Staffing validation & Capacity Planning	CTS	8-Dec-14	26-Dec-14																	
3.7	Review Training documentation and SOP readiness	CTS	29-Dec-14	16-Jan-15																	
	Documentation gap - Training	CTS	12-Jan-15	30-Jan-15																	
	Documentation gap - Process PnP's	CTS	12-Jan-15	30-Jan-15																	
	Gap documentation for HN review and Sign off	HN	19-Jan-15	30-Jan-15																	
3.8	Evaluate Trainer availability	CTS	26-Jan-15	30-Jan-15																	
3.9	Evaluate Quality Auditor avail	CTS	26-Jan-15	30-Jan-15																	
3.10	KM Team Deliverable listing & Briefing to KM team	CTS	2-Feb-15	13-Feb-15																	
4	Phase Knowledge Management		5-Jan-15	3-Apr-15																	
	Process Shadowing and Understanding	CTS	5-Jan-15	16-Jan-15																	
	create or update the available SOPs, P&Ps - Group 1	CTS	19-Jan-15	30-Jan-15																	
	create or update the Training docs - Group 1	CTS	2-Feb-15	13-Feb-15																	
	create or update the available SOPs, P&Ps - Group 2	CTS	16-Feb-15	6-Mar-15																	
	create or update the Training docs - Group 2	CTS	9-Mar-15	20-Mar-15																	
	Sign off on updated SOP's and Training Documentation	HN	9-Mar-15	3-Apr-15																	
	Accommodate Changes based on HN review	CTS	9-Mar-15	3-Apr-15																	
5	Phase:- Process Documentation Validation Exercise		4-Jul-16	26-Aug-16																	
5.1	Process Documentation Revalidation	CTS	4-Jul-16	29-Jul-16																	
5.2	Policy and Procedure documentation, review and sign off	CTS	1-Aug-16	26-Aug-16																	

Final

	Transition Activities			
6	Phase :- Re-badging HealthNet Staff		2-Mar-15	2-Mar-15
7	Phase :-Offshore Knowledge Transfer :- Auditors & Business Analyst Wave 1 (AnG		5-Sep-16	30-Sep-16
	Access Enablement	CTS	5-Sep-16	12-Sep-16
	Overview of QA business and systems	CTS	5-Sep-16	9-Sep-16
	QA process training	CTS	12-Sep-16	30-Sep-16
	Assessment	CTS	30-Sep-16	30-Sep-16
	Phase :-Ramp :- Wave 1		3-Oct-16	23-Dec-16
	25% Volume Ramp - Capacity	CTS	3-Oct-16	28-Oct-16
	50% Volume Ramp - Capacity	CTS	31-Oct-16	25-Nov-16
	100% Volume Ramp - Capacity	CTS	28-Nov-16	23-Dec-16
	Go Live Wave 1	CTS	26-Dec-16	
	Phase :-Offshore Knowledge Transfer Auditors & Business Analyst Wave 2 (Claims)		6-Feb-17	3-Mar-17
	Access Enablement	CTS	6-Feb-17	17-Feb-17
	Overview of QA business and systems	CTS	6-Feb-17	10-Feb-17
	QA process training	CTS	13-Feb-17	3-Mar-17
	Assessment	CTS	27-Feb-17	3-Mar-17
	Phase :-Ramp :- Wave 2		6-Mar-17	22-May-17
	25% Volume Ramp - Capacity	CTS	6-Mar-17	31-Mar-17
	50% Volume Ramp - Capacity	CTS	3-Apr-17	28-Apr-17
	100% Volume Ramp - Capacity	CTS	1-May-17	26-May-17
	Go Live Wave 2	CTS	29-May-17	

	Transition Activities			
6	Phase :- Re-badging HealthNet Staff		2-Mar-15	2-Mar-15
7	Phase :-Offshore Knowledge Transfer :- Auditors & Business Analyst Wave 1 (AnG		5-Sep-16	30-Sep-16
	Access Enablement	CTS	5-Sep-16	12-Sep-16
	Overview of QA business and systems	CTS	5-Sep-16	9-Sep-16
	QA process training	CTS	12-Sep-16	30-Sep-16
	Assessment	CTS	30-Sep-16	30-Sep-16
	Phase :-Ramp :- Wave 1		3-Oct-16	23-Dec-16
	25% Volume Ramp - Capacity	CTS	3-Oct-16	28-Oct-16
	50% Volume Ramp - Capacity	CTS	31-Oct-16	25-Nov-16
	100% Volume Ramp - Capacity	CTS	28-Nov-16	23-Dec-16
	Go Live Wave 1	CTS	26-Dec-16	
	Phase :-Offshore Knowledge Transfer Auditors & Business Analyst Wave 2 (Claims)		6-Feb-17	3-Mar-17
	Access Enablement	CTS	6-Feb-17	17-Feb-17
	Overview of QA business and systems	CTS	6-Feb-17	10-Feb-17
	QA process training	CTS	13-Feb-17	3-Mar-17
	Assessment	CTS	27-Feb-17	3-Mar-17
	Phase :-Ramp :- Wave 2		6-Mar-17	22-May-17
	25% Volume Ramp - Capacity	CTS	6-Mar-17	31-Mar-17
	50% Volume Ramp - Capacity	CTS	3-Apr-17	28-Apr-17
	100% Volume Ramp - Capacity	CTS	1-May-17	26-May-17
	Go Live Wave 2	CTS	29-May-17	

Final

	Transition Activities			
6	Phase :- Re-badging HealthNet Staff		2-Mar-15	2-Mar-15
7	Phase :-Offshore Knowledge Transfer :- Auditors & Business Analyst Wave 1 (AnG		5-Sep-16	30-Sep-16
	Access Enablement	CTS	5-Sep-16	12-Sep-16
	Overview of QA business and systems	CTS	5-Sep-16	9-Sep-16
	QA process training	CTS	12-Sep-16	30-Sep-16
	Assessment	CTS	30-Sep-16	30-Sep-16
	Phase :-Ramp :- Wave 1		3-Oct-16	23-Dec-16
	25% Volume Ramp - Capacity	CTS	3-Oct-16	28-Oct-16
	50% Volume Ramp - Capacity	CTS	31-Oct-16	25-Nov-16
	100% Volume Ramp - Capacity	CTS	28-Nov-16	23-Dec-16
	Go Live Wave 1	CTS	26-Dec-16	
	Phase :-Offshore Knowledge Transfer Auditors & Business Analyst Wave 2 (Claims)		6-Feb-17	3-Mar-17
	Access Enablement	CTS	6-Feb-17	17-Feb-17
	Overview of QA business and systems	CTS	6-Feb-17	10-Feb-17
	QA process training	CTS	13-Feb-17	3-Mar-17
	Assessment	CTS	27-Feb-17	3-Mar-17
	Phase :-Ramp :- Wave 2		6-Mar-17	22-May-17
	25% Volume Ramp - Capacity	CTS	6-Mar-17	31-Mar-17
	50% Volume Ramp - Capacity	CTS	3-Apr-17	28-Apr-17
	100% Volume Ramp - Capacity	CTS	1-May-17	26-May-17
	Go Live Wave 2	CTS	29-May-17	

	Transition Activities			
6	Phase :- Re-badging HealthNet Staff		2-Mar-15	2-Mar-15
7	Phase :-Offshore Knowledge Transfer :- Auditors & Business Analyst Wave 1 (AnG		5-Sep-16	30-Sep-16
	Access Enablement	CTS	5-Sep-16	12-Sep-16
	Overview of QA business and systems	CTS	5-Sep-16	9-Sep-16
	QA process training	CTS	12-Sep-16	30-Sep-16
	Assessment	CTS	30-Sep-16	30-Sep-16
	Phase :-Ramp :- Wave 1		3-Oct-16	23-Dec-16
	25% Volume Ramp - Capacity	CTS	3-Oct-16	28-Oct-16
	50% Volume Ramp - Capacity	CTS	31-Oct-16	25-Nov-16
	100% Volume Ramp - Capacity	CTS	28-Nov-16	23-Dec-16
	Go Live Wave 1	CTS	26-Dec-16	
	Phase :-Offshore Knowledge Transfer Auditors & Business Analyst Wave 2 (Claims)		6-Feb-17	3-Mar-17
	Access Enablement	CTS	6-Feb-17	17-Feb-17
	Overview of QA business and systems	CTS	6-Feb-17	10-Feb-17
	QA process training	CTS	13-Feb-17	3-Mar-17
	Assessment	CTS	27-Feb-17	3-Mar-17
	Phase :-Ramp :- Wave 2		6-Mar-17	22-May-17
	25% Volume Ramp - Capacity	CTS	6-Mar-17	31-Mar-17
	50% Volume Ramp - Capacity	CTS	3-Apr-17	28-Apr-17
	100% Volume Ramp - Capacity	CTS	1-May-17	26-May-17
	Go Live Wave 2	CTS	29-May-17	

	Phase :-Offshore Knowledge Transfer :- Auditors & Business Analyst Wave 3		1-May-17	26-May-17
	Access Enablement	CTS	1-May-17	12-May-17
	Overview of QA business and systems	CTS	1-May-17	5-May-17
	QA process training	CTS	8-May-17	26-May-17
	Assessment	CTS	22-May-17	26-May-17
	Phase :-Ramp :- Wave 3		29-May-17	18-Aug-17
	25% Volume Ramp - Capacity	CTS	29-May-17	23-Jun-17
	50% Volume Ramp - Capacity	CTS	26-Jun-17	21-Jul-17
	100% Volume Ramp - Capacity	CTS	24-Jul-17	18-Aug-17
	Go Live Wave 3	CTS	21-Aug-17	
	Phase :-Offshore Knowledge Transfer :- Auditors & Business Analyst Wave 4		1-May-17	26-May-17
	Access Enablement	CTS	1-May-17	12-May-17
	Overview of QA business and systems	CTS	1-May-17	5-May-17
	QA process training	CTS	8-May-17	26-May-17
	Assessment	CTS	22-May-17	26-May-17
	Phase :-Ramp : Wave 4		29-May-17	18-Aug-17
	25% Volume Ramp - Capacity	CTS	29-May-17	23-Jun-17
	50% Volume Ramp - Capacity	CTS	26-Jun-17	21-Jul-17
	100% Volume Ramp - Capacity	CTS	24-Jul-17	18-Aug-17
	Go Live Wave 4	CTS	21-Aug-17	

Appeals and Grievances - India to Philippines

ITO /Infrastructure

	Re-badging
	Pre-Process Training
	Process Training
	Ramp Up
	Go Live
	Wrappers

Final

Phase :-Offshore Knowledge Transfer :- Auditors & Business Analyst Wave 3		1-May-17	26-May-17	
Access Enablement	CTS	1-May-17	12-May-17	
Overview of QA business and systems	CTS	1-May-17	5-May-17	
QA process training	CTS	8-May-17	26-May-17	
Assessment	CTS	22-May-17	26-May-17	
Phase :-Ramp :- Wave 3		29-May-17	18-Aug-17	
25% Volume Ramp - Capacity	CTS	29-May-17	23-Jun-17	
50% Volume Ramp - Capacity	CTS	26-Jun-17	21-Jul-17	
100% Volume Ramp - Capacity	CTS	24-Jul-17	18-Aug-17	
Go Live Wave 3	CTS	21-Aug-17		
Phase :-Offshore Knowledge Transfer :- Auditors & Business Analyst Wave 4		1-May-17	26-May-17	
Access Enablement	CTS	1-May-17	12-May-17	
Overview of QA business and systems	CTS	1-May-17	5-May-17	
QA process training	CTS	8-May-17	26-May-17	
Assessment	CTS	22-May-17	26-May-17	
Phase :-Ramp : Wave 4		29-May-17	18-Aug-17	
25% Volume Ramp - Capacity	CTS	29-May-17	23-Jun-17	
50% Volume Ramp - Capacity	CTS	26-Jun-17	21-Jul-17	
100% Volume Ramp - Capacity	CTS	24-Jul-17	18-Aug-17	
Go Live Wave 4	CTS	21-Aug-17		

Appeals and Grievances - India to Philippines

ITO /Infrastructure

	Re-badging
	Pre-Process Training
	Process Training
	Ramp Up
	Go Live
	Wrappers

	Phase :-Offshore Knowledge Transfer :- Auditors & Business Analyst Wave 3		1-May-17	26-May-17
	Access Enablement	CTS	1-May-17	12-May-17
	Overview of QA business and systems	CTS	1-May-17	5-May-17
	QA process training	CTS	8-May-17	26-May-17
	Assessment	CTS	22-May-17	26-May-17
	Phase :-Ramp :- Wave 3		29-May-17	18-Aug-17
	25% Volume Ramp - Capacity	CTS	29-May-17	23-Jun-17
	50% Volume Ramp - Capacity	CTS	26-Jun-17	21-Jul-17
	100% Volume Ramp - Capacity	CTS	24-Jul-17	18-Aug-17
	Go Live Wave 3	CTS	21-Aug-17	
	Phase :-Offshore Knowledge Transfer :- Auditors & Business Analyst Wave 4		1-May-17	26-May-17
	Access Enablement	CTS	1-May-17	12-May-17
	Overview of QA business and systems	CTS	1-May-17	5-May-17
	QA process training	CTS	8-May-17	26-May-17
	Assessment	CTS	22-May-17	26-May-17
	Phase :-Ramp : Wave 4		29-May-17	18-Aug-17
	25% Volume Ramp - Capacity	CTS	29-May-17	23-Jun-17
	50% Volume Ramp - Capacity	CTS	26-Jun-17	21-Jul-17
	100% Volume Ramp - Capacity	CTS	24-Jul-17	18-Aug-17
	Go Live Wave 4	CTS	21-Aug-17	

Appeals and Grievances - India to Philippines

ITO /Infrastructure

	Re-badging
	Pre-Process Training
	Process Training
	Ramp Up
	Go Live
	Wrappers

Final

	Phase :-Offshore Knowledge Transfer :- Auditors & Business Analyst Wave 3		1-May-17	26-May-17
	Access Enablement	CTS	1-May-17	12-May-17
	Overview of QA business and systems	CTS	1-May-17	5-May-17
	QA process training	CTS	8-May-17	26-May-17
	Assessment	CTS	22-May-17	26-May-17
	Phase :-Ramp :- Wave 3		29-May-17	18-Aug-17
	25% Volume Ramp - Capacity	CTS	29-May-17	23-Jun-17
	50% Volume Ramp - Capacity	CTS	26-Jun-17	21-Jul-17
	100% Volume Ramp - Capacity	CTS	24-Jul-17	18-Aug-17
	Go Live Wave 3	CTS	21-Aug-17	
	Phase :-Offshore Knowledge Transfer :- Auditors & Business Analyst Wave 4		1-May-17	26-May-17
	Access Enablement	CTS	1-May-17	12-May-17
	Overview of QA business and systems	CTS	1-May-17	5-May-17
	QA process training	CTS	8-May-17	26-May-17
	Assessment	CTS	22-May-17	26-May-17
	Phase :-Ramp : Wave 4		29-May-17	18-Aug-17
	25% Volume Ramp - Capacity	CTS	29-May-17	23-Jun-17
	50% Volume Ramp - Capacity	CTS	26-Jun-17	21-Jul-17
	100% Volume Ramp - Capacity	CTS	24-Jul-17	18-Aug-17
	Go Live Wave 4	CTS	21-Aug-17	

Appeals and Grievances - India to Philippines

ITO /Infrastructure

	Re-badging
	Pre-Process Training
	Process Training
	Ramp Up
	Go Live
	Wrappers

	Pre- Transition Activities				
	Task Name	Duration	Start	Finish	Resource Names
1	**IT Transition Plan**	**149 days**	**Wed 10/1/14**	**Sun 3/1/15**	
1.1	**Pre-KT Planning**	**30 days**	**Wed 10/1/14**	**Fri 10/31/14**	
1.2	**KT Knowledge Area Finalization**	**2 days**	**Wed 10/1/14**	**Fri 10/3/14**	
1.3	EPSS	2 days	Wed 10/1/14	Fri 10/3/14	HNT,CTSH
1.4	Release Management & Change Management	2 days	Wed 10/1/14	Fri 10/3/14	HNT,CTSH
1.5	Business Analysis	2 days	Wed 10/1/14	Fri 10/3/14	HNT,CTSH
1.6	System Analysis	2 days	Wed 10/1/14	Fri 10/3/14	HNT,CTSH
1.7	Architecture	2 days	Wed 10/1/14	Fri 10/3/14	HNT,CTSH
1.8	Infrastructure	2 days	Wed 10/1/14	Fri 10/3/14	HNT,CTSH
1.10	Third Party Contract Administration	2 days	Wed 10/1/14	Fri 10/3/14	HNT,CTSH
1.11	Security Policies	2 days	Wed 10/1/14	Fri 10/3/14	HNT,CTSH
2	Security SOC Details	2 days	Wed 10/1/14	Fri 10/3/14	HNT,CTSH
2.1	Project Management	2 days	Wed 10/1/14	Fri 10/3/14	HNT,CTSH
2.2	Program Management	2 days	Wed 10/1/14	Fri 10/3/14	HNT,CTSH
2.3	**Resource Onboarding**	**4 days**	**Mon 10/6/14**	**Fri 10/10/14**	
2.4	HN FTE Assessment	4 days	Mon 10/6/14	Fri 10/10/14	HNT,CTSH
2.5	Rebadging Strategy	4 days	Mon 10/6/14	Fri 10/10/14	
2.6	Skill Set Rationalization	4 days	Mon 10/6/14	Fri 10/10/14	HNT,CTSH
2.7	**Identify Resourcing**	**4 days**	**Mon 10/13/14**	**Fri 10/17/14**	
2.8	ITSM Team - Production Support, CM & RM	4 days	Mon 10/13/14	Fri 10/17/14	CTSH
2.9	Business Analysts	4 days	Mon 10/13/14	Fri 10/17/14	CTSH
2.10	System Analysts	4 days	Mon 10/13/14	Fri 10/17/14	CTSH
2.11	Project Managers	4 days	Mon 10/13/14	Fri 10/17/14	CTSH
2.12	Program Managers	4 days	Mon 10/13/14	Fri 10/17/14	CTSH
2.13	Security Manager/Director	4 days	Mon 10/13/14	Fri 10/17/14	CTSH
2.14	Compliance Director	4 days	Mon 10/13/14	Fri 10/17/14	CTSH
2.15	Security Developers	4 days	Mon 10/13/14	Fri 10/17/14	CTSH
2.16	Security Testers	4 days	Mon 10/13/14	Fri 10/17/14	CTSH
2.17	Contract Manager	4 days	Mon 10/13/14	Fri 10/17/14	CTSH
2.18	**Induction**	**4 days**	**Mon 10/20/14**	**Fri 10/24/14**	
2.19	Cognizant Associates - Induction	4 days	Mon 10/20/14	Fri 10/24/14	CTSH
2.20	Health Net Specific Training	4 days	Mon 10/20/14	Fri 10/24/14	CTSH
2.21	Access Request	4 days	Mon 10/20/14	Fri 10/24/14	CTSH
2.22	Facility Arrangements	4 days	Mon 10/20/14	Fri 10/24/14	CTSH
	System Requests	4 days	Mon 10/20/14	Fri 10/24/14	CTSH
	Pre KT Plan Review	1 days	Mon 10/27/14	Tue 10/28/14	CTSH,HNT
3	KT Plan Sign Off	1 days	Wed 10/29/14	Thu 10/30/14	HNT
3.1	**Knowledge Acquisition To Steady State**	**116 days**	**Mon 11/3/14**	**Sun 3/1/15**	
3.2	**Track 1 - Operations**	**84 days**	**Mon 11/3/14**	**Sun 3/1/15**	
3.3	**Knowledge Transition**	**18 days**	**Mon 11/3/14**	**Fri 11/21/14**	
3.4	**EPSS**	**18 days**	**Mon 11/3/14**	**Fri 11/21/14**	
3.5	ITSM & SLA Management	18 days	Mon 11/3/14	Fri 11/21/14	CTSH,HNT
3.6	Service Focal	18 days	Mon 11/3/14	Fri 11/21/14	CTSH,HNT
3.7	Ticket management	18 days	Mon 11/3/14	Fri 11/21/14	CTSH,HNT
3.8	IBM oversight	18 days	Mon 11/3/14	Fri 11/21/14	CTSH,HNT
3.9	**Change Management**	**18 days**	**Mon 11/3/14**	**Fri 11/21/14**	
3.10	Change control processes	18 days	Mon 11/3/14	Fri 11/21/14	CTSH,HNT
3.11	Vendor coordination	18 days	Mon 11/3/14	Fri 11/21/14	CTSH,HNT
3.12	**Release Management**	18 days	**Mon 11/3/14**	**Fri 11/21/14**	
3.13	Environment planning	18 days	Mon 11/3/14	Fri 11/21/14	CTSH,HNT
3.14	Release planning	18 days	Mon 11/3/14	Fri 11/21/14	CTSH,HNT
3.15	**IT-Currency Management**	**18 days**	**Mon 11/3/14**	**Fri 11/21/14**	
3.16	Refresh Projects	18 days	Mon 11/3/14	Fri 11/21/14	CTSH,HNT
3.17	IT IS initiatives	18 days	Mon 11/3/14	Fri 11/21/14	CTSH,HNT
3.18	**Capacity Management**	**18 days**	**Mon 11/3/14**	**Fri 11/21/14**	
3.19	Capacity Planning	18 days	Mon 11/3/14	Fri 11/21/14	CTSH,HNT
3.2	Harware procurement	18 days	Mon 11/3/14	Fri 11/21/14	CTSH,HNT
3.21	Storage management	18 days	Mon 11/3/14	Fri 11/21/14	CTSH,HNT
3.22	**Shadowing**	**25 days**	**Mon 11/24/14**	**Fri 12/19/14**	
3.23	Hand Book Documentation	25 days	Mon 11/24/14	Fri 12/19/14	CTSH,HNT
3.24	Watch & Peform Activities	25 days	Mon 11/24/14	Fri 12/19/14	CTSH,HNT
3.25	**Reverse Shadowing**	**32 days**	**Mon 12/22/14**	**Fri 1/23/15**	
3.26	Complete Activities	32 days	Mon 12/22/14	Fri 1/23/15	CTSH,HNT
4	Final Presentation	32 days	Mon 12/22/14	Fri 1/23/15	CTSH,HNT
4.1	**Steady State**	**0 days**	**Sun 3/1/15**	**Sun 3/1/15**	**CTSH,HNT**
4.2	**Track 2 - Contract Management**	**102 days**	**Mon 11/17/14**	**Sun 3/1/15**	
4.3	**Knowledge Transition**	**32 days**	**Mon 11/17/14**	**Fri 12/19/14**	
4.4	**Security Management**	**32 days**	**Mon 11/17/14**	**Fri 12/19/14**	
4.5	Policies	32 days	Mon 11/17/14	Fri 12/19/14	CTSH,HNT
4.6	Procedure	32 days	Mon 11/17/14	Fri 12/19/14	CTSH,HNT
4.7	Third Party Security Management	32 days	Mon 11/17/14	Fri 12/19/14	CTSH,HNT
4.8	Firewall Management	32 days	Mon 11/17/14	Fri 12/19/14	CTSH,HNT
4.9	Secure PDLC	32 days	Mon 11/17/14	Fri 12/19/14	CTSH,HNT
4.10	Physical Security	32 days	Mon 11/17/14	Fri 12/19/14	CTSH,HNT
4.11	External Facing Application Secuirty	32 days	Mon 11/17/14	Fri 12/19/14	CTSH,HNT
4.12	Security Operations	32 days	Mon 11/17/14	Fri 12/19/14	CTSH,HNT
4.13	Risk Management	32 days	Mon 11/17/14	Fri 12/19/14	CTSH,HNT
4.14	Audit and Reporting	32 days	Mon 11/17/14	Fri 12/19/14	CTSH,HNT
4.15	Asset Management	32 days	Mon 11/17/14	Fri 12/19/14	CTSH,HNT
4.16	Patching & Vulnerability Assessment	32 days	Mon 11/17/14	Fri 12/19/14	CTSH,HNT
4.17	IAVA Process	32 days	Mon 11/17/14	Fri 12/19/14	
4.18	**Compliance & Risk Management**	**32 days**	**Mon 11/17/14**	**Fri 12/19/14**	

	Pre- Transition Activities				
	Task Name	Duration	Start	Finish	Resource Names
4.19	Internal Compliance	32 days	Mon 11/17/14	Fri 12/19/14	CTSH,HNT
4.2	External Audits	32 days	Mon 11/17/14	Fri 12/19/14	CTSH,HNT
4.21	Government regulations	32 days	Mon 11/17/14	Fri 12/19/14	CTSH,HNT
4.22	SOX Compliances	32 days	Mon 11/17/14	Fri 12/19/14	CTSH,HNT
4.23	SOX Reports	32 days	Mon 11/17/14	Fri 12/19/14	CTSH,HNT
4.24	**Contract Management**	***32 days***	**Mon 11/17/14**	**Fri 12/19/14**	
4.25	License Management	32 days	Mon 11/17/14	Fri 12/19/14	CTSH,HNT
4.26	License Renewal Process	32 days	Mon 11/17/14	Fri 12/19/14	CTSH,HNT
4.27	Letter of Agency Model Finalization	32 days	Mon 11/17/14	Fri 12/19/14	CTSH,HNT
4.28	Contract Negotiations	32 days	Mon 11/17/14	Fri 12/19/14	CTSH,HNT
4.29	**Shadowing**	**25 days**	**Mon 12/22/14**	**Fri 1/16/15**	
4.3	Hand Book Documentation	25 days	Mon 12/22/14	Fri 1/16/15	CTSH,HNT
4.31	Watch & Peform Activities	25 days	Mon 12/22/14	Fri 1/16/15	CTSH,HNT
5	**Reverse Shadowing**	**38 days**	**Mon 1/19/15**	**Thu 2/26/15**	
5.1	Complete Activities	**38 days**	Mon 1/19/15	Thu 2/26/15	CTSH,HNT
5.2	Final Presentation	**38 days**	Mon 1/19/15	Thu 2/26/15	CTSH,HNT
5.3	**Steady State**	**0 days**	**Sun 3/1/15**	**Sun 3/1/15**	**CTSH,HNT**
5.4	**Track 3 - Enterprise Architecture**	**102 days**	**Mon 11/17/14**	**Sun 3/1/15**	
5.5	**Knowledge Transition**	**32 days**	**Mon 11/17/14**	**Fri 12/19/14**	
5.6	**Enterprise Architecture Planning**	**32 days**	**Mon 11/17/14**	**Fri 12/19/14**	
5.7	Architecture Guideliness Strategy	32 days	Mon 11/17/14	Fri 12/19/14	CTSH,HNT
5.8	Technology Planning	32 days	Mon 11/17/14	Fri 12/19/14	CTSH,HNT
5.9	2014/2015 Technology Plan Review	32 days	Mon 11/17/14	Fri 12/19/14	CTSH,HNT
5.10	**Data Analytics & Reporting**	**32 days**	**Mon 11/17/14**	**Fri 12/19/14**	
5.11	Business analytics	32 days	Mon 11/17/14	Fri 12/19/14	CTSH,HNT
5.12	Report design	32 days	Mon 11/17/14	Fri 12/19/14	CTSH,HNT
5.13	**Shadowing**	**25 days**	**Mon 12/22/14**	**Fri 1/16/15**	
5.14	Hand Book Documentation	25 days	Mon 12/22/14	Fri 1/16/15	CTSH,HNT
5.15	Watch & Peform Activities	25 days	Mon 12/22/14	Fri 1/16/15	CTSH,HNT
6	**Reverse Shadowing**	**38 days**	**Mon 1/19/15**	**Thu 2/26/15**	
6.1	Complete Activities	38 days	Mon 1/19/15	Thu 2/26/15	CTSH,HNT
6.2	Final Presentation	38 days	Mon 1/19/15	Thu 2/26/15	CTSH,HNT
6.3	**Steady State**	**0 days**	**Sun 3/1/15**	**Sun 3/1/15**	**CTSH,HNT**
6.4	**Track 4 - PM/SA/BA**	**84 days**	**Mon 11/3/14**	**Sun 3/1/15**	
6.5	**Knowledge Transition**	**18 days**	**Mon 11/3/14**	**Fri 11/21/14**	
6.6	**Project & Program Management**	***18 days***	**Mon 11/3/14**	**Fri 11/21/14**	
6.7	Stakeholders Management	18 days	Mon 11/3/14	Fri 11/21/14	CTSH,HNT
6.8	Scope Management	18 days	Mon 11/3/14	Fri 11/21/14	CTSH,HNT
6.9	Issues & Risk Management	18 days	Mon 11/3/14	Fri 11/21/14	CTSH,HNT
6.10	Capacity Planning	18 days	Mon 11/3/14	Fri 11/21/14	CTSH,HNT
6.11	Harware procurement	18 days	Mon 11/3/14	Fri 11/21/14	CTSH,HNT
6.12	Storage management	18 days	Mon 11/3/14	Fri 11/21/14	CTSH,HNT
6.13	Portfolio priortization	18 days	Mon 11/3/14	Fri 11/21/14	CTSH,HNT
6.14	14R3 Projects	18 days	Mon 11/3/14	Fri 11/21/14	CTSH,HNT
6.15	Complaince initiatives	18 days	Mon 11/3/14	Fri 11/21/14	CTSH,HNT
6.16	**Business Analysis**	***18 days***	**Mon 11/3/14**	**Fri 11/21/14**	
6.17	Requirements Gathering	18 days	Mon 11/3/14	Fri 11/21/14	CTSH,HNT
6.18	Requirement & Analysis support	18 days	Mon 11/3/14	Fri 11/21/14	CTSH,HNT
6.19	Functional area oversight	18 days	Mon 11/3/14	Fri 11/21/14	CTSH,HNT
6.20	UAT testing	18 days	Mon 11/3/14	Fri 11/21/14	CTSH,HNT
6.21	14R3 Projects - UAT	18 days	Mon 11/3/14	Fri 11/21/14	CTSH,HNT
6.22	Complaince initiatives	18 days	Mon 11/3/14	Fri 11/21/14	CTSH,HNT
6.23	**System Analysis**	***18 days***	**Mon 11/3/14**	**Fri 11/21/14**	
6.24	Assessment reviews	18 days	Mon 11/3/14	Fri 11/21/14	CTSH,HNT
6.25	Functional area oversight	18 days	Mon 11/3/14	Fri 11/21/14	CTSH,HNT
6.26	Vendor Coordination	18 days	Mon 11/3/14	Fri 11/21/14	CTSH,HNT
6.27	Testing Support	18 days	Mon 11/3/14	Fri 11/21/14	CTSH,HNT
6.28	Design & Build support	18 days	Mon 11/3/14	Fri 11/21/14	CTSH,HNT
6.29	14R3 Projects - UAT	18 days	Mon 11/3/14	Fri 11/21/14	CTSH,HNT
6.30	**Shadowing**	**25 days**	**Mon 11/24/14**	**Fri 12/19/14**	
6.31	Hand Book Documentation	25 days	Mon 11/24/14	Fri 12/19/14	CTSH,HNT
6.32	Watch & Peform Activities	25 days	Mon 11/24/14	Fri 12/19/14	CTSH,HNT
7	**Reverse Shadowing**	**32 days**	**Mon 12/22/14**	**Fri 1/23/15**	
7.1	Complete Activities	32 days	Mon 12/22/14	Fri 1/23/15	CTSH,HNT
7.2	Final Presentation	32 days	Mon 12/22/14	Fri 1/23/15	CTSH,HNT
7.3	**Steady State**	**0 days**	**Sun 3/1/15**	**Sun 3/1/15**	**CTSH,HNT**
7.4	**Track 5 - Project Transition**	**137 days**	**Wed 10/15/14**	**Sun 3/1/15**	
7.5	**Knowledge Transition**	**42 days**	**Wed 10/15/14**	**Wed 11/26/14**	
7.6	**Project & Program Management**	**42 days**	**Wed 10/15/14**	**Wed 11/26/14**	
7.7	14R4 Projects - SIT and UAT	*42 days*	Wed 10/15/14	Wed 11/26/14	CTSH,HNT
7.8	15R1 Projects - Design and Build	*42 days*	Wed 10/15/14	Wed 11/26/14	CTSH,HNT
7.9	Qcare Migration - Data Migration	*42 days*	Wed 10/15/14	Wed 11/26/14	CTSH,HNT
7.10	PPO renovation UAT	*42 days*	Wed 10/15/14	Wed 11/26/14	CTSH,HNT
7.11	ICD-10 Vendor testing	*42 days*	Wed 10/15/14	Wed 11/26/14	CTSH,HNT
7.12	**Business Analysis**	42 days	Wed 10/15/14	Wed 11/26/14	
7.13	14R4 Projects - SIT and UAT	*42 days*	Wed 10/15/14	Wed 11/26/14	CTSH,HNT
7.14	15R1 Projects - Design and Build	*42 days*	Wed 10/15/14	Wed 11/26/14	CTSH,HNT
7.15	Qcare Migration - Data Migration	*42 days*	Wed 10/15/14	Wed 11/26/14	CTSH,HNT
7.16	PPO renovation UAT	*42 days*	Wed 10/15/14	Wed 11/26/14	CTSH,HNT
7.17	ICD-10 Vendor testing	*42 days*	Wed 10/15/14	Wed 11/26/14	CTSH,HNT
7.18	**System Analysis**	42 days	Wed 10/15/14	Wed 11/26/14	

	Pre- Transition Activities				
	Task Name	Duration	Start	Finish	Resource Names
7.19	14R4 Projects - SIT and UAT	*42 days*	Wed 10/15/14	Wed 11/26/14	CTSH,HNT
7.20	15R1 Projects - Design and Build	*42 days*	Wed 10/15/14	Wed 11/26/14	CTSH,HNT
7.21	Qcare Migration - Data Migration	*42 days*	Wed 10/15/14	Wed 11/26/14	CTSH,HNT
7.22	PPO renovation UAT	*42 days*	Wed 10/15/14	Wed 11/26/14	CTSH,HNT
7.23	ICD-10 Vendor testing	*42 days*	Wed 10/15/14	Wed 11/26/14	CTSH,HNT
7.24	**Shadowing**	**25 days**	**Mon 12/22/14**	**Fri 1/16/15**	
7.25	Hand Book Documentation	25 days	Mon 12/22/14	Fri 1/16/15	CTSH,HNT
7.26	Watch & Peform Activities	25 days	Mon 12/22/14	Fri 1/16/15	CTSH,HNT
7.27	**Reverse Shadowing**	**38 days**	**Mon 1/19/15**	**Thu 2/26/15**	
7.28	Complete Activities	38 days	Mon 1/19/15	Thu 2/26/15	CTSH,HNT
7.29	Final Presentation	38 days	Mon 1/19/15	Thu 2/26/15	CTSH,HNT
7.30	**Steady State**	**0 days**	**Sun 3/1/15**	**Sun 3/1/15**	**CTSH,HNT**

Final

Z12 - Call Center Transition Plan

Period Highlight: 15 — Phase 2 Begins

Legend: Plan · Actual · % Complete · Actual (beyond plan) · % Complete (beyond plan)

Number = month of the year (Jan. = 1, 13, 25...)   Actual Duration = 30 days for nesting and performance

ACTIVITY	PLAN START	TRAINING DURATION	ACTUAL START	ACTUAL DURATION	PERCENT COMPLETE
Commercial PG (within CA) Member English to Shreveport (from HN)	18	1.1	0	2	0%
CA Commercial Member English to Philippines (from HN)	15	5.5	0	6.5	0%
CA Commercial Member English to Philippines (from HN)	0	0	0	0	0%
AZ Commercial Member English to Philippines (from HN)	16	1.1	0	2.1	0%
OR Commercial Member/Provider English to Phillippines (from HN)	17	1.1	0	2.1	0%
CA Commercial Member Spanish to Mexico (from HN)	10	1.1	10	2.1	0%
AZ Commercial Member Spanish to Mexico (from HN)	10	1.1	9	2.1	
OR Commercial Member Spanish to Mexico (from HN)	0				
CA Commercial Provider English to Philippines (from Kelly)	10	3.3	0	4.3	0%
AZ Commercial Provider English to Philippines (from HN)	10	1.1	0	2.1	0%
OR Commercial Provider English to Philippines (from HN)	15	1.1	0	2.1	
					0%
					0%
ACA - CA - English to Philippines (from HN)	15	5.5	0	6.5	0%
ACA - AZ - English to Philippines (from HN)	16	1.1	0	2.1	0%
ACA - OR English to Philippines)from HN)					
ACA - CA - Spanish to Mexico (from HN)	10	1.1	8	2.1	0%
ACA - OR - Spanish to Mexico (from HN)					0%
ACA AZ - Spanish to Mexico (from HN)					
CA Medicare Member English to Philippines (from Sykes)	15	4	0	5	0%
AZ Medicare Member English to Philippines (from Sykes)	15	1	0	2	0%
OR Medicare Member English to Philippines (from Sykes)	15	2	0	3	0%
CA Medicare Member Spanish to Monterrey (from Sykes)	15	1		2	0%
AZ Medicare Member Spanish to Monterrey (from Sykes)					
OR Medicare Member Spanish to Monterrey (from Sykes)					
CA Medicare Provider English to Philippines (from Sykes)					0%
AZ Medicare Provider English to Philippines (from Sykes)					
OR Medicare Provider English to Philippines (from Sykes)					
Mental Health (Member/Provider/Claims) English to Philippines (from HN)	30	4.8	0	5.8	0%
Mental Health (Member/Provider/Claims) Spanish to Monterrey (from HN)	30	1.2	0	3	0%
Correspondence to Philippines (from HN)	18	1.2	0	3	0%
Medicaid CA Member English to Philippines (from HN) SHP	21	5	0	2	0%
Medicaid AZ Member English to Shreveport (from HN)	19	2.2	0	4	0%



2014
2015
2016
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 36

Final

Z12 - Call Center Transition Plan

Period Highlight: 15
Phase 2 Begins

Plan | Actual | % Complete | Actual (beyond plan) | % Complete (beyond plan)

Number = month of the year (Jan. = 1, 13, 25...)

Actual Duration = 30 days for nesting and performance

ACTIVITY	PLAN START	TRAINING DURATION	ACTUAL START	ACTUAL DURATION	PERCENT COMPLETE
Medicaid CA Member Spanish to Mexico (from HN)	19	2	0	3	0%
Medicaid AZ Member Spanish to Shreveport (from HN)	19	2.2	0	4	0%
Medicaid CA Provider English to Philippines (from HN)	21	2	0	3	0%
Medicaid AZ Provider English to Shreveport (from HN)	17	2.2	0	4	0%
Broker English to Philippines (from HN)	16	1.2	0	3	0%
Broker Spanish to Monterrey (from HN)	16	1.2	0	3	0%
CA Duals Member to Philippines	26	4	0	10	0%
CA Duals Provider to Philippines	22	0	0	0	0%
CA Duals Spanish to Mexico	23	4	0	7	0%
	0	0	0	0	0%
IRT; PPG (Retain for minimum 2 years -7 years)	15				
Support Staff (transition with ramp over 2 years)	15				
Management Staff (Transition with ramp of 2 years)	15				
Ancillary (Medi-CAL) (retain minimum of 2-7 years)	15				



2014
2015
2016
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 36

ASSUMPTIONS:

1. FTE numbers by HN in 3+9 as of August 8, 2014
2. FTE migration is after hire date starting with training
3. Assume BAU on all technology during transition (Aspect, Routing, Omni, Citrix)
4. Life and Shift no performance improvement other than meeting current SLAs as defined in Schedule B
5. Training is in weeks. If there are 100 FTE there will be 4 waves of 25 FTE per training week. For example commercial is 5 weeks training or 1.1 month. If 100 FTE are trained, it will take 4.4 months to complete.
6. At the request of Health Net, one month is added for OJT and stabilization for each LOB.

10.81 Annex (K)

Part 2-1

ANNEX 1

SUPPLEMENTAL TERMS AND CONDITIONS

for

BPaaS SERVICES

TABLE OF CONTENTS

ANNEX 1

SUPPLEMENTAL TERMS AND CONDITIONS FOR BPAAS SERVICES

1. INTRODUCTION

1.1 Structure of Supplemental Terms and Conditions

This Supplemental Terms and Conditions for BPaaS Services (the "***BPaaS Supplemental Terms***") sets forth additional terms and conditions (in addition to those in the remainder of this Agreement) which are applicable to the BPaaS Services.

This BPaaS Annex includes the following:

Schedule 1-A (*Escrow Agreement*)

2. DEFINITIONS

2.1 Defined Terms

The following capitalized terms, when used in this Agreement, will have the meanings given them below:

(a) "***Escrow Agent***" has the meaning given in Section 5.

(b) "***Escrow Agreement***" has the meaning given in Section 5.

(c) "***Escrowed Materials***" means the Technology Platform Software (as it evolves over the Term), in both Object Code form and Source Code form. For clarity, "Escrowed Materials" includes:

(i) Source Code, Object Code, programming interfaces, Documentation, artifacts, manuals and other materials useful in connection with the Use of the Technology Platform Software,

(ii) any and all Software Updates to the Technology Platform Software used to provide the Services, and

(iii) any new Software in the Technology Platform Software, or new items of the type described in clause (i) or (ii), used to provide the BPaaS Services.

"***Escrowed Materials***" does not include any Commercially Available Third Party Software that is part of the Technology Platform Software, although it does include any interfaces between such Commercially Available Third Party Software and the Technology Platform Software.

(d) "***Technology Platform Software***" means that part of the Technology Platform that is Software.

(e) "***Software Update***" means any modification, enhancement, patch, upgrade, update, version, release or Derivative Work of any Software.

(f) "***Technology Platform***" means the Equipment and Software (including Source Code, programming interfaces, Documentation, artifacts, manuals and other materials useful in connection with the Use of such Equipment or Software) used by Supplier to deliver the BPaaS Services, as the same may be modified or replaced over the Term. It is the intent of the Parties that the initial Technology Platform Software shall be based on the ABS Platform Software acquired by Supplier from Health Net, or a derivative work thereof developed by Supplier.

3. TECHNOLOGY PLATFORM

3.1 Health Net's own instance of the Technology Platform Software and access to Source Code and Configuration Layer.

(a) Supplier shall maintain and operate for Health Net a separate instance of the Technology Platform Software (the "*Health Net Instance*").

(b) The Parties agree that Health Net, its Affiliates and (subject to Section 3.1(b)(iii) below) their respective contractors, shall have the right to access and Use the Technology Platform Software (including Source Code, technical interfaces, Documentation, artifacts, manuals and other materials useful in connection with the Use of such Licensed Technology Platform Software) in a development and pre-production environment furnished by Supplier to develop enhancements, modifications, interfaces and extensions to the Licensed Technology Platform Software (collectively "Modifications"), during the Term and Disengagement Assistance Period. Supplier agrees to promote such Modifications into the production environment, subject to the following restrictions:

(i) Supplier shall have the right to review any Modification that Health Net proposes to promote into production (such review shall be conducted as promptly as is practicable). If Supplier, acting reasonably and in good faith, identifies in writing any performance, security, operational risk, ongoing maintenance or other reasonable Technology Platform Software integrity concerns relating to such Modification, the Parties shall meet and discuss the same. The Parties will work in good faith to identify ways to mitigate such risks. If the Parties are unable to agree on ways to mitigate such risks, and if a reasonable person with IT experience in such matters would agree that such Modification should not be promoted to production due to such risk, then such Modification shall not be moved into production, provided however that the "reasonable person with IT experience" standard set forth above shall not extend to security concerns and Supplier shall in all cases have sole authority to approve security related elements of a Modification.

(ii) Notwithstanding the requirements of Section 8.3 of the Agreement, if a root cause analysis determines that such Modification results or resulted in performance or other operational issues with the Health Net Instance or the Services, Supplier shall be excused to the extent such issue was caused by the Modification, provided however such excuse shall not extend to a Security Breach.

(iii) Supplier shall have the right to approve any contractor that would have access to the Source Code if such contractor: (A) has a platform that competes with the Technology Platform, or (B) is listed on Schedule M, provided that Health Net shall have the right to utilize, without Supplier's approval, the following suppliers: ***.

(iv) Any resulting increase in costs resulting from the Modifications including; development, integration, testing, upgrade, infrastructure, software and support cost shall be charged back to Health Net. To the extent practicable, Supplier shall provide Health Net with estimates of any identifiable expenditures for which Health Net will be responsible. All work shall be done using the AO T&M Rates.

(c) The Parties agree that Health Net, its Affiliates and their respective contractors shall also have the right to access and Use the configuration layer of any portion of the Technology Platform Software (including technical interfaces, Documentation, artifacts, manuals and other materials useful in connection with the Use of such configuration layer), including such configuration layer in HP extreme, in a development and pre-production environment furnished by Supplier to make configuration changes to the Licensed Technology Platform Software, during the Term and Disengagement Assistance Period..

(d) Any Modification shall be understood to be an "other item" as those words are used in Section 23.3(g)(2) of the Agreement.

3.2 Users Group

Supplier shall organize a user group for Supplier's customers for whom Supplier is utilizing the Technology Platform to provide services ("Users Group"), and shall permit Health Net an opportunity to review and provide input into the organization and rights of the users prior to the formalization and establishment of the Users Group. Health Net shall have a seat on the Users Group and voting rights as outlined in Section 3.4(b) below.

3.3 Roadmap

Supplier shall maintain a written description of Supplier's product strategy for the Technology Platform, which will include at least the following (the "Technology Platform Roadmap" or "Roadmap"):

(a) a description of Supplier's long-term strategy for each major component of the Technology Platform,

(b) a plan that shows all enhancements, upgrades and investments planned for the Technology Platform on a prospective twenty-four (24) month rolling basis,

(c) a review of the prior year's activities relative to items (a) and (b) above,

(d) a description and reconciliation of BPaaS Roadmap Projects and BPaaS Non-Discretionary Projects to be invested by Supplier each Contract Year on the Technology Platform, as further described in Schedule C (Charges),

(e) a mapping of the new features and functionality on a release calendar (including those paid for out of the Discretionary Projects pool described in Schedule C (Charges) and those paid for by Supplier pursuant to Supplier's roadmap investment obligations set forth in Schedule C (Charges)).

Supplier shall provide to Health Net and other members of the Users Group a copy of such Roadmap in January of each calendar year, and Supplier shall also make the Roadmap available to Health Net upon Health Net's request from time to time.

3.4 Technology Platform Roadmap Committee and Voting:

(a) Composition of the Committee. Supplier shall form a team made up of technology experts, business leaders, the User Group and other subject matters experts to design and draft the Technology Platform Roadmap (the "*Technology Platform Roadmap Committee*"). All members of the User Group, including Health Net, shall hold a seat on the Technology Platform Roadmap Committee in order to consult with Supplier regarding enhancements and new functionality to be added by Supplier to the Technology Platform as part of the Technology Platform Roadmap.

(b) Voting Rights.

The enhancements and new functionality to be added by Supplier to the Technology Platform utilizing funds from Supplier's $*** required investment in BPaaS Roadmap Projects set forth in Section 12.4 of Schedule C (*Charges*) shall be determined based on votes as follows:

(i) The User Group shall have an equal vote with Supplier on the Technology Platform Roadmap Committee in order to decide upon which enhancements to make to the Technology Platform, provided however that a Supplier executive officer shall at all times hold the tie breaking vote on the Technology Platform Roadmap Committee;

(ii) Each customer that is a member of the User Group shall have a share of the vote that is based on the respective number of members each customer has installed on the Technology Platform; and

(iii) In all cases, the BPaaS Roadmap Projects must benefit the lines of business of the then-existing members of the Users Group and planned future lines of business of such then-existing User Group members.

3.5 Compliance

Supplier shall be responsible for enhancing the Technology Platform as necessary for Supplier and Health Net to comply with all applicable Laws. Supplier's obligations in this regard are further described in the Terms and Conditions and Schedule C (Charges).

3.6 Releases

Supplier shall provide releases of the Technology Platform Software no less than quarterly.

3.7 Governance of the Technology Platform

The Technology Platform shall be governed by the Governance Committee, as described in Schedule G (*Governance*). The Roadmap and input from the Technology Platform Roadmap Committee will drive the discussions.

4. LICENSES TO THE TECHNOLOGY PLATFORM SOFTWARE

(a) Option to License the Technology Platform Software.

(i) During the Term and until twenty four (24) months after the end of the Term, Health Net shall have the option, by sending written notice to Supplier, to license all or any portion of the Technology Platform Software. Health Net shall have the right to license all of the Technology Platform Software or any portion of the Technology Platform Software, at different times, so long as Health Net does so within the timeframe described in the preceding sentence. Supplier shall provide reasonable cooperation to Health Net in connection with Health Net's exercise of its option rights set forth in this Section.

(ii) For clarity, this Section 4(a) shall not apply to those portions of the Technology Platform Software that are Commercially Available Third Party Software. Upon receipt of Health Net's notice pursuant to Section 4(a)(i) above or any other written notice received from Health Net, Supplier shall provide written notice to Health Net identifying any such Commercially Available Third Party Software. Health Net shall be obligated to obtain its own licenses for any such Software.

(b) Process. Health Net shall exercise such option by sending written notice to Supplier. Such notice shall identify whether Health Net is licensing all of the Technology Platform Software or only a portion of it (in either case, the "***Licensed Technology Platform Software***"). Upon receipt of such notice, the Parties shall meet to discuss the terms of the license. Such license shall be on the following terms, unless the Parties agree otherwise:

(i) *Scope of License.* Supplier hereby grants to Health Net and its Affiliates (and - for the sole purpose of providing services to Health Net, its Affiliates, Former Health Net Affiliates and Service Recipients - to Health Net's and its Affiliates' respective service providers) (collectively, the "***Health Net Licensees***") a perpetual (unless Health Net designates a shorter period of time), world-wide, irrevocable, fully paid-up (except for payment of the applicable charge for such license (if any) as determined pursuant to Section 4(b)(ii) below), royalty-free, non-exclusive license to Use the Licensed Technology Platform Software (including technical interfaces, Documentation, artifacts, manuals and other materials useful in connection with the Use of such Licensed Technology Platform Software") in order for any Health Net Licensee to perform services for Health Net, its Affiliates, Former Health Net Affiliates and Service Recipients, and the receipt and use of such services. The term of such license shall be (as requested by Health Net) (1) during the Term and any Disengagement Assistance Periods for which any Services for which such Software is used, and/or (2) after any such Disengagement Assistance Periods.

(ii) *Charges for the Foregoing License.* The license granted in Section 4(b)(i) shall be provided at no charge during the Term and any Disengagement Assistance Periods. Thereafter, subject to Section 4(b)(iv), Supplier shall be permitted to

charge Health Net a license fee for the foregoing license, the amount of which shall be determined as follows:

(A) Health Net shall pay a license fee amount that is determined by an independent third party ("***Independent Third Party***") and in accordance with the following to be a fair and reasonable license fee for such Licensed Technology Platform Software or such portion thereof identified by Health Net:

(1) The Independent Third Party shall be designated by Health Net and approved by Supplier. Supplier agrees that Pricewaterhouse Coopers is acceptable as an Independent Third Party. The Parties shall each be responsible for fifty percent (50%) of the charges for the Independent Third Party.

(2) The Independent Third Party shall perform an analysis and recommendation of what the fair and reasonable license fee for the Licensed Technology Platform Software (or portion thereof requested by Health Net) should be, in accordance with its professional judgment and its own procedures and methodologies. The Independent Third Party shall prepare and provide to the Parties a preliminary report setting forth its findings regarding the license fee for the applicable Software (a "***Preliminary License Fees Report***").

(3) Each Party shall be provided a reasonable opportunity to review, comment on and request changes in the Preliminary License Fees Report. Following such review and comment, the Independent Third Party shall issue a final report of its findings and conclusions regarding the license fees ("***Final License Fees Report***").

(B) In the event of a dispute between Health Net and Supplier regarding the amount of the license fees described in this Section 4(b)(ii) or the Final License Fees Report that the Parties are unable to resolve, then the matter shall be escalated to the informal dispute resolution procedure described in Section 26 (*Dispute Resolution*) of the Terms and Conditions. If the dispute is not resolved pursuant to such procedure described in the preceding sentence, the Independent Third Party shall proceed to resolve the dispute as it deems reasonable and appropriate in its professional judgment, and such resolution shall be binding on the Parties. Absent fraud, the Final License Fees Report (and its findings regarding the license fee) shall be final and binding on the Parties.

(iii) *Maintenance and Support*. In addition, if requested by Health Net and subject to Section 4(b)(iv), the Parties will mutually agree upon applicable terms for Supplier's maintenance and support of such Licensed Technology Platform Software licensed by Health Net pursuant to this Section, provided that if Health Net elects, such maintenance and support shall be performed (1) pursuant to the AO Agreement, in which event the Parties shall negotiate in good faith an appropriate amendment to the AO Agreement, or (2) on a time and materials

basis, including using the professional services rates set forth in Schedule C (*Charges*).

(iv) For clarity, license rights granted in this Section 4 are in addition to, and not in lieu of, the rights of use and licenses granted in Sections 12.3 and 15 of the Terms and Conditions, and charges (if any) payable by Health Net under this Section 4 shall only apply to the extent Health Net's use of the Licensed Technology Platform Software (both in terms of its purpose and its duration) is not covered by the rights of use granted in Section 12.3 and 15 of the Terms and Conditions.

5. ESCROW OF THE TECHNOLOGY PLATFORM SOFTWARE.

Health Net and Supplier shall execute concurrently with the execution of this Agreement a software escrow agreement with Iron Mountain (the "***Escrow Agent***"), the form of which escrow agreement is attached hereto as Schedule 1-A (the "***Escrow Agreement***"). Supplier shall maintain the Escrow Agreement in effect until two *** after the Disengagement Assistance Period. Under the Escrow Agreement, Supplier shall place the Escrowed Materials into escrow upon the terms set forth in the Escrow Agreement and the following terms:

5.1 Execution by Escrow Agent.

The Parties shall submit the Escrow Agreement to the Escrow Agent for execution by the Escrow Agent within fifteen (15) days after the Effective Date, and work diligently and cooperate in good faith to have the Escrow Agreement signed by the Escrow Agent. If the Escrow Agent requires changes to the Escrow Agreement, the Parties shall cooperate in good faith to accommodate such requested changes and upon agreement by the Parties and the Escrow Agent on such revised terms, shall re-execute the Escrow Agreement. The Parties shall maintain the Escrow Agreement during the Term (including renewal periods and extensions pursuant to Section 16.3 and any Disengagement Assistance Periods). The Parties shall comply in all respects with the Escrow Agreement.

5.2 Cost.

Supplier shall be responsible for all costs associated with the Escrow Agreement, except as otherwise provided within the Escrow Agreement.

5.3 Bankruptcy of Supplier.

The Escrow Agreement is an "agreement supplementary" to this Agreement (as that term is used in 11 U.S.C. Section 365(n), as amended).

5.4 Initial Deposit.

Supplier shall deposit the then-current version of all Escrowed Materials into the escrow established by the Escrow Agreement on or before the later of: ten (10) says after execution of the Escrow Agreement by the Escrow Agent, or ten (10) days after the sale of the Acquired Assets by Health Net to Supplier under the Asset Purchase Agreement.

5.5 Quarterly deposits.

Supplier shall deposit, within ten days (10) after the first day of each calendar quarter (i.e., by January 10th, April 10th, July 10th and October 10th - each such date a "Deposit Date"), the then-current versions of all Escrowed Materials. Supplier shall provide Health Net with written notice promptly after making each such deposit, notifying Health Net that a deposit has been made into escrow in accordance with this Section, which notice shall identify the items placed into escrow.

5.6 Failure to make deposit.

If Supplier fails to make any deposit as required by this Section 5 and/or the Escrow Agreement within thirty (30) days after receipt of written notice (which notice may come from Iron Mountain or Health Net), such failure shall be deemed a material breach of this Agreement, and Supplier shall pay to Health Net liquidated damages in the amount of *** dollars ($***) per day for each day thereafter that such failure continues. Additionally, upon Health Net's request from time to time, Supplier shall provide to Health Net a statement signed by a Supplier executive indicating whether Supplier is in compliance with the terms of this Section 5 (including its obligation to update the escrow pursuant to Section 5.5 and the Escrow Agreement. For clarity, payment of the amounts set forth in this Section shall not relieve Supplier from its obligation to make escrow deposits as contemplated herein.

5.7 License to Escrowed Materials.

(a) Supplier hereby grants to Health Net and its Affiliates a perpetual, worldwide, irrevocable, fully paid-up, royalty-free, non-exclusive license (and - for the sole purpose of providing services to Health Net, its Affiliates, Former Health Net Affiliates and Service Recipients - to Health Net's and its Affiliates' service providers) to Use the Escrowed Materials, at no additional charge, as may be required to meet Health Net's and its Affiliates' business and operational needs; provided, however, that Health Net's right to exercise the foregoing right and license shall be deferred until the occurrence of a Release Condition (as defined in the Escrow Agreement), as further described in Section 5.7(b) below. Such license shall be transferable by Health Net to any entity that is a successor to Health Net under this Agreement or an assignee of Health Net pursuant to Section 27.1 (*Binding Nature and Assignment*) of the Terms and Conditions.

(b) Upon the occurrence of one or more events specified in the Escrow Agreement as "Release Conditions":

(i) Health Net shall be entitled to the release of the Escrowed Materials from the Escrow Agent (and the Escrow Agent shall release the Escrowed Materials to Health Net) pursuant to the terms of the Escrow Agreement and Health Net shall be permitted to exercise the right and license granted in Section 5.7(a) with respect to such Escrowed Materials; and

(ii) if (upon such occurrence) the most recently escrowed forms of any Escrowed Materials is not the version of such Escrowed Materials that Supplier is then using to provide the Services (*e.g.*, Supplier is using a version of the Technology Platform Software with some non-escrowed modifications or enhancements), then Health Net (A) shall have the right to obtain from Supplier (and Supplier shall provide to Health Net within ten (10) days from the date of Health Net's request), the versions of the Escrowed Materials then being operated or used by

Supplier to provide the Services, and (B) shall be permitted to exercise the rights and license granted in Section 5.7(a) with respect to such.

5.8 Replacement Escrow Agent.

If (i) the Escrow Agent resigns or withdraws from its role as escrow agent, or (ii) the Escrow Agreement is otherwise terminated, then Health Net and Supplier shall negotiate and execute a replacement escrow agreement, and each Party shall negotiate such in good faith, provided that neither Party shall have the right to object to terms and conditions within the replacement escrow agreement that are substantially similar to those in the original Escrow Agreement. If (A) the Parties do not execute a replacement escrow agreement within thirty (30) days after the occurrence of item (i) or (ii) in the previous sentence, and (B) there occurs one or more events which constitute a "Release Condition" pursuant to the Escrow Agreement, prior to such time that the Parties have executed a replacement escrow agreement, then Health Net (x) shall have the right to obtain from Supplier (and Supplier shall release to Health Net within ten (10) days from the date of Health Net's request) the then-current versions of the Escrowed Materials being used by Supplier to provide the Services, and (y) shall be permitted to exercise the rights and license granted in Section 5.7(a) with respect to such.

5.9 Terms relating to Licenses granted under this BPaaS Supplemental Terms

(a) Relationship to other License rights

The licenses in this BPaaS Supplemental Terms and those in the Escrow Agreement are separate and independent from the other licenses granted to Health Net pursuant to Sections 12.3 and 15 of the Terms and Conditions, and Schedule L (*Disengagement Assistance*).

(b) Transferability of licenses.

All licenses granted to Health Net pursuant to this BPaaS Supplemental Terms and those in the Escrow Agreement shall be transferable by Health Net and its Affiliates to any entity that is a successor to Health Net under this Agreement or an assignee of Health Net pursuant to Section 27 (*Binding Nature and Assignment*) of the Terms and Conditions.

ANNEX 1 SCHEDULE 1-A
ESCROW AGREEMENT

ANNEX 1 SCHEDULE 1-A
ESCROW AGREEMENT

The form of the Escrow Agreement referenced in Section 5 (*Escrow of the Technology Platform Software*) of Annex 1 (*Supplemental Terms and Conditions for BPaaS Services*) consists of the following pages.

IRON MOUNTAIN*

Effective Date	
Deposit Account Number	
*Effective Date and Deposit Account Number to be supplied by Iron Mountain only.	

Three-Party Escrow Service Agreement

1. **Introduction**
This Three Party Escrow Service Agreement (the "**Agreement**") is entered into by and between Cognizant Healthcare Services, LLC (the "**Depositor**"), and by Health Net, Inc. (the "**Beneficiary**") and by Iron Mountain Intellectual Property Management, Inc. ("**Iron Mountain**"). Depositor, Beneficiary, and Iron Mountain may be referred to individually as a "Party" or collectively as the "Parties" throughout this Agreement.
   (a) The use of the term services in this Agreement shall refer to Iron Mountain services that facilitate the creation, management, and enforcement of software or other technology escrow accounts as described in Exhibit A attached hereto, including any services provided by Iron Mountain under any Work Request (collectively, "**Services**"). A Party shall request Services under this Agreement by selecting such Service on Exhibit A upon execution of the Agreement or by submitting a work request for certain Iron Mountain Services ("**Work Request**") via written instruction or the online portal maintained at the website located at www.ironmountainconnect.com or other websites owned or controlled by Iron Mountain that are linked to that website (collectively the "**Iron Mountain Website**").
   (b) The Beneficiary and Depositor have entered into a Master Services Agreement dated November 2, 2014 ("BPaaS Agreement") conveying intellectual property rights to the Beneficiary, and the Parties intend this Agreement to be considered as supplementary to such agreement, pursuant to Title 11 United States [Bankruptcy] Code, Section 365(n).
2. **Depositor Responsibilities and Representations**
   (a) It shall be solely the Depositor's responsibility to: (i) make an initial deposit of all proprietary technology and other materials defined as "Escrowed Materials" under the BPaaS Agreement ("**Deposit Material**") to Iron Mountain on or before ten (10) days after the later to occur of the Effective Date or the sale of the Acquired Assets by Health Net to Beneficiary under the Asset Purchase Agreement; (ii) make updates to the Deposit Material during the Term (as defined below) of this Agreement within ten (10) days after the first day of each calendar quarter (i.e., by January 10th, April 10th, July 10th and October 10th); and (iii) ensure that a minimum of one (1) copy of Deposit Material is deposited with Iron Mountain at all times. At the time of each deposit or update, Depositor will provide to Iron Mountain and Beneficiary an accurate and complete description of all Deposit Material sent to Iron Mountain using the form attached hereto as Exhibit B.
   (b) Depositor represents that it lawfully possesses all Deposit Material provided to Iron Mountain under this Agreement and that any current or future Deposit Material liens or encumbrances will not prohibit, limit, or alter the rights and obligations of Iron Mountain or Beneficiary under this Agreement. Depositor warrants that with respect to the Deposit Material, Iron Mountain's proper administration of this Agreement, and Beneficiary's Use (as defined in the BPaaS Agreement) of the Deposit Materials in the event such Deposit Materials are released to Beneficiary, will not violate the rights of any third parties.
   (c) Depositor represents that all Deposit Material is readable and useable in its then current form; if any portion of such Deposit Material is encrypted, the necessary decryption tools and keys to read such material are deposited contemporaneously.
3. **Beneficiary Responsibilities and Representations**

(a) Beneficiary acknowledges that, as between Iron Mountain and Beneficiary, Iron Mountain's obligation is to maintain the Deposit Material as delivered by the Depositor and that, other than Iron Mountain's inspection of the Deposit Material (as described in Section 4) and the performance of any of the optional verification Services listed in Exhibit A or as agreed by Iron Mountain to be performed pursuant to a Work Request, Iron Mountain has no other obligation regarding the completeness, accuracy, or functionality of the Deposit Material.

(b) Unless Depositor or Beneficiary submits a Work Request for "**Deposit Tracking Notification**" as described in Exhibit A , it shall be solely the Beneficiary's responsibility to monitor whether a deposit or deposit update has been accepted by Iron Mountain.

4. <u>Iron Mountain Responsibilities and Representations</u>

(a) Iron Mountain agrees to use commercially reasonable efforts to provide the Services requested by Authorized Person(s) (as identified in the "**Authorized Person(s)/Notices Table**" below) representing the Depositor or Beneficiary in a Work Request. Iron Mountain may reject a Work Request (in whole or in part) that does not contain all required information at any time upon notification to the Party originating the Work Request.

(b) Iron Mountain will conduct a visual inspection upon receipt of any Deposit Material and associated Exhibit B. If Iron Mountain determines that the Deposit Material does not match the description provided by Depositor represented in Exhibit B, Iron Mountain will notify Depositor of such discrepancy.

(c) Iron Mountain will provide written notice to the Beneficiary of all Deposit Material that is accepted and deposited into the escrow account under this Agreement. Unless Depositor or Beneficiary submits a Work Request for "**Deposit Tracking Notification**" as described in Exhibit A, Iron Mountain shall not have any obligation to prompt the Depositor to make a deposit, nor shall it have an obligation to notify the Beneficiary of the Depositor's failure to make a deposit or deposit update. Notwithstanding the forgoing, either Depositor or Beneficiary may obtain information regarding deposits or deposit updates upon request or through the Iron Mountain Website.

(d) Iron Mountain will follow the provisions of Exhibit C attached hereto in administering the release of Deposit Material.

(e) Iron Mountain will hold and protect Deposit Material in physical or electronic vaults that are either owned or under the control of Iron Mountain, unless otherwise agreed to by the Parties in writing.

(f) Upon receipt of written instructions by both Depositor and Beneficiary, Iron Mountain will permit the replacement or removal of previously submitted Deposit Material. The Party making such request shall be responsible for getting the other Party to approve the joint instructions. Any Deposit Material that is removed from the deposit account will be either returned to Depositor or destroyed in accordance with Depositor's written instructions.

(g) Should transport of Deposit Material be necessary for Iron Mountain to perform Services requested by Beneficiary under this Agreement or following the termination of this Agreement, Iron Mountain will use a commercially recognized overnight carrier such as Federal Express or United Parcel Service. Iron Mountain will not be responsible for any loss or destruction of, or damage to, such Deposit Material while in the custody of the common carrier.

5. <u>Deposit Material Verification</u>

(a) Beneficiary may submit a verification Work Request to Iron Mountain for one or more of the Services defined in Exhibit A attached hereto and Depositor consents to Iron Mountain's performance of any level(s) of such Services. Upon request by Iron Mountain and in support of Beneficiary's request for verification Services, Depositor shall promptly complete and return the Escrow Deposit Questionnaire attached hereto as Exhibit Q and reasonably cooperate with Iron Mountain by providing reasonable access to its technical personnel whenever reasonably necessary.

(b) The Parties consent to Iron Mountain's use of a subcontractor to perform verification Services [*Note to Iron Mountain: Which subcontractor(s) do you use to perform these Services?*]. Such subcontractor shall be bound by the same confidentiality obligations as Iron Mountain and shall not be a direct competitor to either Depositor or Beneficiary. The Parties agree that the following entities shall be deemed acceptable to perform verification Services: [TBD]. Iron Mountain shall be responsible for the delivery of Services of any such subcontractor as if Iron Mountain had performed the Services. Depositor warrants and Beneficiary warrants that any material it supplies for verification Services is lawful, does not violate the rights of any third parties and is provided with all rights necessary for Iron Mountain to perform verification of the Deposit Material.

(c) Iron Mountain will work with a Party should submits any verification Work Request for Deposit Material covered under this Agreement to either fulfill any standard verification Services Work Request or develop a custom Statement of Work ("**SOW**"), including requests to have a third party auditor inspect the Deposit Materials to verify the accuracy, completeness and proper compilation of the Deposit Materials. Iron Mountain and the requesting Party will mutually agree in writing to an SOW on terms and conditions that include but are not limited to: description of Deposit Material to be tested; description of verification testing; the requesting Party responsibilities; Iron Mountain responsibilities; Service Fees; invoice payment instructions; designation of the paying Party; designation of authorized SOW representatives for both the requesting Party and Iron Mountain with name and contact information; and description of any final deliverables prior to the start of any fulfillment activity. Provided that the requesting Party has identified in the verification Work Request or SOW that the Deposit Material is subject to the regulations of the International Traffic in Arms Regulations (22 CFR 120)(hereinafter "ITAR"), Iron Mountain shall ensure that any subcontractor who is granted access to the Deposit Material for the performance of verification Services shall be a U.S. Person as defined in 8 U.S.C. 1101(a)(20) or who is a protected person as defined in 8 U.S.C. 1324b(a)(3). After the start of fulfillment activity, each SOW may only be amended or modified in writing with the mutual agreement of both Parties. If the verification Services extend beyond those described in Exhibit A, the Depositor shall be a necessary Party to the

SOW governing the Services, provided that the Depositor shall cooperate in good faith with Beneficiary's request and shall not unreasonably withhold or delay its consent to or execution of such SOW.

(d) During the term of this Agreement, Depositor and Beneficiary each shall have the right to inspect the written records of Iron Mountain pertaining to this Agreement.

6. **Payment**

The Party responsible for payment designated in Exhibit A ("**Paying Party**") shall pay to Iron Mountain all fees as set forth in the Work Request ("**Service Fees**"). All Service Fees are due within thirty (30) calendar days from the date of invoice in U.S. currency and are non-refundable. Iron Mountain may update Service Fees with a ninety (90) calendar day written notice to the Paying Party during the Term of this Agreement (as defined below). The Paying Party is liable for any taxes (other than Iron Mountain income taxes) related to Services purchased under this Agreement or shall present to Iron Mountain an exemption certificate acceptable to the taxing authorities. Applicable taxes shall be billed as a separate item on the invoice. Any Service Fees not collected by Iron Mountain when due shall bear interest until paid at a rate of one percent (1%) per month (12% per annum) or the maximum rate permitted by law, whichever is less. Notwithstanding the non-performance of any obligations of Depositor to deliver Deposit Material under the BPaaS Agreement or this Agreement, Iron Mountain is entitled to be paid all Service Fees that accrue during the Term of this Agreement.

7. **Term and Termination**

(a) The term of this Agreement is for a period of one (1) year from the Effective Date ("**Initial Term**") and will automatically renew for additional one (1) year terms ("**Renewal Term**") (collectively the "**Term**"). This Agreement shall continue in full force and effect until one of the following events occur: (i) Depositor and Beneficiary provide Iron Mountain with sixty (60) days' prior written joint notice of their intent to terminate this Agreement; (ii) Beneficiary provides Iron Mountain and Depositor with sixty (60) days' prior written notice of its intent to terminate this Agreement; (iii) the Agreement terminates under another provision of this Agreement; or (iv) any time after the Initial Term, Iron Mountain provides sixty (60) days' prior written notice to the Depositor and Beneficiary of Iron Mountain's intent to terminate this Agreement. The Effective Date and the Deposit Account Number shall be supplied by Iron Mountain only. The Effective Date supplied by Iron Mountain and specified above shall be the date Iron Mountain sets up the escrow account.

(b) Unless the express terms of this Agreement provide otherwise, upon termination of this Agreement, Iron Mountain shall return physical Deposit Material to the Depositor and erase electronically submitted Deposit Material. If reasonable attempts to return the physical Deposit Material to Depositor are unsuccessful, Iron Mountain shall destroy the Deposit Material.

(c) In the event of the nonpayment of undisputed Service Fees owed to Iron Mountain, Iron Mountain shall provide all Parties to this Agreement with written notice of Iron Mountain's intent to terminate this Agreement. Any Party to this Agreement shall have the right to make the payment to Iron Mountain to cure the default. If the past due payment is not received in full by Iron Mountain within thirty (30) calendar days of the date of such written notice, then Iron Mountain shall have the right to terminate this Agreement at any time thereafter by sending written notice to all Parties. Iron Mountain shall have no obligation to perform the Services under this Agreement (except those obligations that survive termination of this Agreement, which includes the confidentiality obligations in Section 10) so long as any undisputed Service Fees due Iron Mountain under this Agreement remain unpaid.

8. **Infringement Indemnification**

Anything in this Agreement to the contrary notwithstanding, Depositor at its own expense shall defend, indemnify and hold Iron Mountain fully harmless against any claim or action asserted against Iron Mountain (specifically including costs and reasonable attorneys' fees associated with any such claim or action) to the extent such claim or action is based on an assertion that Iron Mountain's proper administration of this Agreement infringes any patent, copyright, license or other proprietary right of any third party. When Iron Mountain has notice of a claim or action, it shall promptly notify Depositor in writing. Depositor may elect to control the defense of such claim or action or enter into a settlement agreement, provided that no such settlement or defense shall include any admission or implication of wrongdoing on the part of Iron Mountain without Iron Mountain's prior written consent, which consent shall not be unreasonably delayed or withheld. Iron Mountain shall have the right to employ separate counsel and participate in the defense of any claim at its own expense.

9. **Warranties**

IRON MOUNTAIN WARRANTS ANY AND ALL SERVICES PROVIDED HEREUNDER SHALL BE PERFORMED IN A COMMERCIALLY REASONABLE MANNER CONSISTENT WITH INDUSTRY STANDARDS. EXCEPT AS SPECIFIED IN THIS SECTION, ALL CONDITIONS, REPRESENTATIONS, AND WARRANTIES INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OR CONDITIONS OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, SATISFACTORY QUALITY, OR ARISING FROM A COURSE OF DEALING, USAGE, OR TRADE PRACTICE, ARE HEREBY EXCLUDED TO THE EXTENT ALLOWED BY APPLICABLE LAW. AN AGGRIEVED PARTY MUST NOTIFY IRON MOUNTAIN PROMPTLY UPON LEARNING OF ANY CLAIMED BREACH OF ANY WARRANTY AND, TO THE EXTENT ALLOWED BY APPLICABLE LAW, SUCH PARTY'S REMEDY FOR BREACH OF THIS WARRANTY SHALL BE SUBJECT TO THE LIMITATION OF LIABILITY AND CONSEQUENTIAL DAMAGES WAIVER IN THIS AGREEMENT. THIS DISCLAIMER AND EXCLUSION SHALL APPLY EVEN IF THE EXPRESS WARRANTY AND LIMITED REMEDY SET FORTH ABOVE FAILS OF ITS ESSENTIAL PURPOSE.

10. **Confidential Information**

Iron Mountain shall have the obligation to implement and maintain safeguards designed to protect the confidentiality of the Deposit Material and use at least the same degree of care to safeguard the confidentiality of the Deposit Material as it uses to

protect its own confidential information, but in no event less than a reasonable degree of care. Except as provided in this Agreement Iron Mountain shall not use or disclose the Deposit Material. Iron Mountain shall not disclose the terms of this Agreement to any third party other than its financial, technical, or legal advisors, or its administrative support service providers. Any such third party shall be bound by the same confidentiality obligations as Iron Mountain. If Iron Mountain receives a subpoena or any other order from a court or other judicial tribunal pertaining to the disclosure or release of the Deposit Material, Iron Mountain will promptly notify the Parties to this Agreement unless prohibited by law. After notifying the Parties, Iron Mountain may comply in good faith with such order. It shall be the responsibility of Depositor or Beneficiary to challenge any such order; provided, however, that Iron Mountain does not waive its rights to present its position with respect to any such order. Iron Mountain will cooperate with the Depositor or Beneficiary, as applicable, to support efforts to quash or limit any subpoena, at such Party's expense.

11. **Limitation of Liability**

EXCEPT FOR: (I) LIABILITY FOR DEATH OR BODILY INJURY; (II) PROVEN GROSS NEGLIGENCE OR WILLFUL MISCONDUCT; OR (III) THE INFRINGEMENT INDEMNIFICATION OBLIGATIONS OF SECTION 8, ALL OTHER LIABILITY RELATED TO THIS AGREEMENT, IF ANY, WHETHER ARISING IN CONTRACT, TORT (INCLUDING NEGLIGENCE) OR OTHERWISE, OF (A) DEPOSITOR OR BENEFICIARY TO IRON MOUNTAIN, AND (B) IRON MOUNTAIN TO DEPOSITOR OR BENEFICIARY, SHALL BE LIMITED TO THE AMOUNT EQUAL TO ONE YEAR OF FEES PAID TO IRON MOUNTAIN UNDER THIS AGREEMENT. IF CLAIM OR LOSS IS MADE IN RELATION TO A SPECIFIC DEPOSIT OR DEPOSITS, SUCH LIABILITY OF (A) DEPOSITOR OR BENEFICIARY TO IRON MOUNTAIN, AND (B) IRON MOUNTAIN TO DEPOSITOR OR BENEFICIARY, SHALL BE LIMITED TO THE FEES RELATED SPECIFICALLY TO SUCH DEPOSITS. FOR CLARITY, ALL LIABILITY BETWEEN DEPOSITOR AND BENEFICIARY UNDER THIS AGREEMENT SHALL BE GOVERNED BY SECTION 24 (LIABILITY) OF THE BPAAS AGREEMENT.

12. **Consequential Damages Waiver**

IN NO EVENT SHALL (A) DEPOSITOR OR BENEFICIARY BE LIABLE TO IRON MOUNTAIN, AND (B) IRON MOUNTAIN BE LIABLE TO DEPOSITOR OR BENEFICIARY, FOR ANY INCIDENTAL, SPECIAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, LOST PROFITS, ANY COSTS OR EXPENSES FOR THE PROCUREMENT OF SUBSTITUTE SERVICES (EXCLUDING SUBSTITUTE ESCROW SERVICES), OR ANY OTHER INDIRECT DAMAGES, WHETHER ARISING IN CONTRACT, TORT (INCLUDING NEGLIGENCE) OR OTHERWISE EVEN IF THE POSSIBILITY THEREOF MAY BE KNOWN IN ADVANCE TO ONE OR MORE PARTIES. FOR CLARITY, ALL LIABILITY BETWEEN DEPOSITOR AND BENEFICIARY UNDER THIS AGREEMENT SHALL BE GOVERNED BY SECTION 24 (LIABILITY) OF THE BPAAS AGREEMENT.

13. **General**

(a) Purchase Orders. In the event that the Paying Party issues a purchase order or other instrument used to pay Service Fees to Iron Mountain, any terms and conditions set forth in the purchase order which constitute terms and conditions which are in addition to those set forth in this Agreement or which establish conflicting terms and conditions to those set forth in this Agreement are expressly rejected by Iron Mountain.

(b) Right to Make Copies. Iron Mountain shall have the right to make copies of all Deposit Material as reasonably necessary to perform the Services. Iron Mountain shall copy all copyright, nondisclosure, and other proprietary notices and titles contained on Deposit Material onto any copies made by Iron Mountain. Any copying expenses incurred by Iron Mountain as a result of a Work Request to copy will be borne by the requesting Party. Iron Mountain may request Depositor's reasonable cooperation in promptly copying Deposit Material in order for Iron Mountain to perform this Agreement.

(c) Choice of Law. The validity, interpretation, and performance of this Agreement shall be construed under the laws of the Commonwealth of Massachusetts, USA, without giving effect to the principles of conflicts of laws.

(d) Authorized Person(s). Depositor and Beneficiary must each authorize and designate one person whose actions will legally bind such Party ("Authorized Person" who shall be identified in the Authorized Person(s) Notices Table of this Agreement or such Party's legal representative) and who may manage the Iron Mountain escrow account through the Iron Mountain website or written instruction. Depositor and Beneficiary warrant that they shall maintain the accuracy of the name and contact information of their respective designated Authorized Person during the Term of this Agreement by providing Iron Mountain and the other Party with a written request to update its records for the Party's respective Authorized Person which includes the updated information and applicable deposit account number(s).

(e) Right to Rely on Instructions. With respect to release of Deposit Material or the destruction of Deposit Material, Iron Mountain shall rely on instructions from a Party's Authorized Person, provided that it is in accordance with Exhibit C. In all other cases, Iron Mountain may act in reliance upon any instruction, instrument, or signature reasonably believed by Iron Mountain to be genuine and from an Authorized Person, officer, or other employee of a Party. Iron Mountain may assume that such representative of a Party to this Agreement who gives any written notice, request, or instruction has the authority to do so. Iron Mountain will not be required to inquire into the truth of, or evaluate the merit of, any statement or representation contained in any notice or document reasonably believed to be from such representative.

(f) Force Majeure. No Party shall be liable for any delay or failure in performance under this Agreement due to events outside the defaulting Party's reasonable control, including without limitation acts of God, strikes, riots, war, acts of terrorism, fire, epidemics, or delays of common carriers or other circumstances beyond its reasonable control. The obligations and rights of the excused Party shall be extended on a day-to-day basis for the time period equal to the period of the excusable delay.

(g) Notices. Iron Mountain shall have the right to rely on the last known notice address provided by each of the Depositor and Beneficiary, which are as follows as of the Effective Date:

DEPOSITOR	BENEFICIARY
Cognizant Technology Solutions US Corporation 500 Frank W. Burr Blvd. Teaneck, New Jersey 07666 Attn: General Counsel	Health Net, Inc. 21650 Oxnard Street Woodland Hills, CA 91367 Attn: Vendor Management Officer With a copy to: Health Net, Inc. 21650 Oxnard Street Woodland Hills, CA 91367 Attn: General Counsel

Iron Mountain's notice address as of the Effective Date is set forth on page 7 of this Agreement. Iron Mountain, Beneficiary, and Depositor may change their respective notice addresses by sending written notice to the other Parties in accordance with this Section identifying such new address. If Depositor or Beneficiary changes their Authorized Person, Depositor and Beneficiary shall also provide notice of the change to the other Parties. All notices regarding Exhibit C (Release of Deposit Material) shall be sent by commercial express mail or other commercially appropriate means that provide prompt delivery and require proof of delivery. All other correspondence, including but not limited to invoices and payments, may be sent electronically or by regular mail. The Parties shall have the right to rely on the last known notice address of the other Parties set forth above, or as may be changed as provided above. Any correctly addressed notice to the last known address of the other Parties, that is refused, unclaimed, or undeliverable shall be deemed effective as of the first date that said notice was refused, unclaimed, or deemed undeliverable by the postal authorities or commercial express mail.

(h) No Waiver. No waiver of any right under this Agreement by any Party shall constitute a subsequent waiver of that or any other right under this Agreement.

(i) Assignment. No assignment of this Agreement by Depositor or any rights or obligations of Depositor under this Agreement is permitted without the written consent of Iron Mountain and Beneficiary. Any assignment by Deposit by operation of law, order of any court, or pursuant to any plan of merger, consolidation, or liquidation, shall be deemed an assignment for which prior consent is required and any assignment by Depositor made without any such consent shall be void and of no effect as between the Parties. Iron Mountain shall have no obligation in performing this Agreement to recognize any successor or assign of Depositor unless Iron Mountain receives clear, authoritative and conclusive written evidence of the change of Parties. Beneficiary may assign its rights and obligations under this Agreement without the approval of Iron Mountain or Depositor to the extent that Beneficiary may assign its interest in the BPaaS Agreement without such consent.

(j) Severability. In the event any of the terms of this Agreement become or are declared to be illegal or otherwise unenforceable by any court of competent jurisdiction, such term(s) shall be null and void and shall be deemed deleted from this Agreement. All remaining terms of this Agreement shall remain in full force and effect.

(k) Independent Contractor Relationship. Depositor and Beneficiary understand, acknowledge, and agree that Iron Mountain's relationship with Depositor and Beneficiary will be that of an independent contractor and that nothing in this Agreement is intended to or should be construed to create a partnership, joint venture, or employment relationship.

(l) Attorneys' Fees. Any costs and fees incurred by Iron Mountain in the performance of obligations imposed upon Iron Mountain solely by virtue of its role as escrow service provider including, without limitation, compliance with subpoenas, court orders, discovery requests, and disputes arising solely between Depositor and Beneficiary, including, but not limited to, disputes concerning a release of the Deposit Material shall, unless adjudged otherwise, be divided equally and paid by Depositor and Beneficiary. In any suit or proceeding between the Parties relating to this Agreement, the prevailing Party will have the right to recover from the other(s) its costs and reasonable fees and expenses of attorneys, accountants, and other professionals incurred in connection with the suit or proceeding, including costs, fees and expenses upon appeal, separately from and in addition to any other amount included in such judgment, except that in no event shall Iron Mountain be liable for any costs or fees incurred by either Depositor or Beneficiary. This provision is intended to be severable from the other provisions of this Agreement, and shall survive and not be merged into any such judgment.

(m) No Agency. No Party has the right or authority to, and shall not, assume or create any obligation of any nature whatsoever on behalf of the other Parties or bind the other Parties in any respect whatsoever.

(n) Disputes. Any dispute, difference or question arising among (i) Iron Mountain and (ii) any of the Parties, concerning the construction, meaning, effect or implementation of this Agreement or the rights or obligations of any Party under this Agreement will be submitted to, and settled by arbitration by a single arbitrator chosen by the corresponding Regional Office of the American Arbitration Association in accordance with the Commercial Rules of the American Arbitration Association. The Parties shall submit briefs of no more than 10 pages and the arbitration hearing shall be limited to two (2) days maximum. Arbitration will take place in Boston, Massachusetts, USA. Any court having jurisdiction over the matter may enter judgment

on the award of the arbitrator. Service of a petition to confirm the arbitration award may be made by regular mail or by commercial express mail, to the attorney for the Party or, if unrepresented, to the Party at the last known business address. Notwithstanding the foregoing, any dispute, difference or question arising between Beneficiary and Depositor will be governed by the dispute resolution provisions of the BPaaS Agreement.

(o) Interpleader. Anything to the contrary notwithstanding, in the event of any dispute regarding the interpretation of this Agreement, or the rights and obligations with respect to the Deposit Material in escrow or the propriety of any action contemplated by Iron Mountain hereunder, then Iron Mountain may, in its sole discretion, file an interpleader or similar action in any court of competent jurisdiction to resolve any such dispute.

(p) Regulations. Depositor and Beneficiary are responsible for and warrant, to the extent of their individual actions or omissions, compliance with all applicable laws, rules and regulations, including but not limited to: customs laws; import; export and re-export laws; and government regulations of any country from or to which the Deposit Material may be delivered in accordance with the provisions of this Agreement. Depositor represents and warrants that the establishment of a deposit account containing ITAR regulated Deposit Material for the Beneficiary, and Iron Mountain's subsequent release of such Deposit Material under the terms of this Agreement will be lawful under any applicable U.S. export control regulations and laws, including ITAR. Conversely, Depositor shall refrain from establishing a deposit account containing ITAR regulated Deposit Material for the Beneficiary if the release of such Deposit Material to the Beneficiary, under the terms of this Agreement, would be in violation of any applicable U.S export control regulations and laws, including ITAR. With respect to Deposit Material containing personal information and data, Depositor agrees to (i) procure all necessary consents in relation to personal information and data; and (ii) otherwise comply with all applicable privacy and data protection laws as they relate to the subject matter of this Agreement. Iron Mountain is responsible for and warrants, to the extent of their individual actions or omissions, compliance with all applicable laws, rules and regulations to the extent that it is directly regulated by the law, rule or regulation and to the extent that it knows or has been advised that, as a result of this Agreement, its activities are subject to the law, rule or regulation. Notwithstanding anything in this Agreement to the contrary, if an applicable law or regulation exists or should be enacted which is contrary to the obligations imposed upon Iron Mountain hereunder, and results in the activities contemplated hereunder unlawful, Depositor and/or Beneficiary will notify Iron Mountain and Iron Mountain will be relieved of its obligations hereunder unless and until such time as such activity is permitted.

(q) No Third Party Rights. This Agreement is made solely for the benefit of the Parties to this Agreement and their respective permitted successors and assigns under this Agreement or the BPaaS Agreement, and no other person or entity shall have or acquire any right by virtue of this Agreement unless otherwise agreed to by all the Parties hereto.

(r) Entire Agreement. The Parties agree that this Agreement, which includes all attached Exhibits and all valid Work Requests and SOWs submitted by the Parties, is the complete agreement between the Parties concerning the subject matter of this Agreement and replaces any prior or contemporaneous oral or written communications between the Parties. There are no conditions, understandings, agreements, representations, or warranties, expressed or implied, which are not specified herein. Each of the Parties warrant that the execution, delivery, and performance of this Agreement has been duly authorized and signed by a person who meets statutory or other binding approval to sign on behalf of its organization as named in this Agreement. This Agreement may be modified only by mutual written agreement of all the Parties.

(s) Counterparts. This Agreement may be executed electronically in accordance with applicable law or in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

(t) Survival. Sections 7 (Term and Termination), 8 (Infringement Indemnification), 9 (Warranties), 10 (Confidential Information), 11 (Limitation of Liability), 12 (Consequential Damages Waiver), and 13 (General) of this Agreement shall survive termination of this Agreement or any Exhibit attached hereto.

IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the Effective Date by their authorized representatives:

DEPOSITOR		BENEFICIARY	
Signature		**Signature**	
Print Name		**Print Name**	
Title		**Title**	
Date		**Date**	

IRON MOUNTAIN INTELLECTUAL PROPERTY MANAGEMENT, INC.	
Signature	
Print Name	
Title	
Date	

[Note to CTS: Please identify who the person will be in the tables below.]

Authorized Person Notices Table			
Please provide the names and contact information of the Authorized Persons under this Agreement. Please complete all information as applicable. Incomplete information may result in a delay of processing.			
DEPOSITOR **Required information)**		**BENEFICIARY** **(Required information)**	
Print Name		**Print Name**	
Title		**Title**	
Email Address		**Email Address**	
Street Address		**Street Address**	
City		**City**	
State/Province		**State/Province**	
Postal/Zip Code		**Postal/Zip Code**	
Phone Number		**Phone Number**	
Fax Number		**Fax Number**	
Billing Contact Information Table **(Required information)**			
Please provide the name and contact information of the Billing Contact under this Agreement. All Invoices will be sent to this individual at the address set forth below. Incomplete information may result in a delay of processing.			
DEPOSITOR		**BENEFICIARY**	
☐ ***Check if same as Authorized Person above or provide below***		☐ ***Check if same as Authorized Person above or provide below***	
Company Name		**Company Name**	
Print Name		**Print Name**	
Title		**Title**	
Email Address		**Email Address**	
Street Address		**Street Address**	
City		**City**	
State/Province		**State/Province**	
Postal/Zip Code		**Postal/Zip Code**	
Phone Number		**Phone Number**	
Fax Number		**Fax Number**	
Purchase Order #		**Purchase Order #**	

IRON MOUNTAIN INTELLECTUAL PROPERTY MANAGEMENT, INC.

All notices should be sent to ipmclientservices@ironmountain.com OR Iron Mountain Intellectual Property Management, Inc., Attn: Client Services, 2100 Norcross Parkway, Suite 150, Norcross, Georgia, 30071, USA. Telephone: 800-875-5669. Facsimile: 770-239-9201

Exhibit A
Escrow Services Fee Schedule – Work Request

Deposit Account Number	

Service Check box(es) to order service	**Service Description - Three-Party Escrow Service Agreement** All services are listed below. Check the requested service and submit a Work Request to Iron Mountain for services requested after agreement signature.	**One-Time Fees**	**Annual Fees**	**Paying Party** Check box to identify the Paying Party
☒ **Setup Fee (Required)**	Iron Mountain will setup a new escrow deposit account using a standard escrow agreement.	$1,550		☒ Depositor ☐ Beneficiary
☒ **Deposit Account Fee (Required)**	Iron Mountain will set up one deposit account to manage and administrate access to Deposit Material to be secured in a controlled storage environment. Iron Mountain will provide account services that include unlimited deposits, electronic vaulting, access to Iron Mountain Connect™ Escrow Management Center for secure online account management, submission of electronic Work Requests, and communication of status. Release of deposit material is also included in the annual fee. An oversize fee of $200 USD per 1.2 cubic foot will be charged for deposits that exceed 2.4 cubic feet.		$1,050	☒ Depositor ☐ Beneficiary
☒ **Beneficiary Fee (Required)**	Iron Mountain will fulfill a Work Request to add a Beneficiary to an escrow deposit account and manage account access rights. Beneficiary will have access to Iron Mountain Connect™ Escrow Management Center for secure online account management, submission of electronic Work Requests, and communication of status.		$800	☒ Depositor ☐ Beneficiary
☐ **File List Report**	Iron Mountain will perform a File List Test, which includes a Deposit Material media readability analysis, a file listing, a file classification table, virus scan outputs, and confirmation of the presence or absence of a completed Exhibit Q – Deposit Questionnaire. A final report will be sent to the requesting Party regarding the Deposit Material. Deposit must be provided on CD, DVD-R, or deposited electronically.	$2,500	N/A	☐ Depositor ☐ Beneficiary
☐ **Level 1 - Inventory and Analysis Test**	Iron Mountain will perform an Inventory and Analysis Test on the initial deposit, which includes the outputs of the File Listing test, identifying the presence/absence of build, setup and design documentation (including the presence or absence of a completed Exhibit Q), and identifying materials required to recreate the Depositor's application development and production environments. Output includes a report that includes compile and setup documentation, file classification tables and file listings. The report will list required software development materials, including, without limitation, required source code languages and compilers, third-party software, libraries, operating systems, and hardware, and Iron Mountain's analysis of the deposit. A final report will be sent to the requesting Party regarding the Deposit Material.	$5,000 or based on SOW if custom work required	N/A	☐ Depositor ☐ Beneficiary
☐ **Level 2 – Deposit Compile Test**	Iron Mountain will fulfill a Statement of Work (SOW) to perform a Deposit Compile Test, which includes the outputs of the Level 1 - Inventory and Analysis Test, plus recreating the Depositor's software development environment, compiling source files and modules, linking libraries and recreating executable code, providing a pass/fail determination, and creation of comprehensive compilation documentation with a final report sent to the Paying Party regarding the Deposit Material. The requesting Party and Iron Mountain will agree on a custom SOW prior to the start of fulfillment. A completed Exhibit Q is required for execution of this test.	Based on SOW	N/A	☐ Depositor ☐ Beneficiary
☐ **Level 3 - Binary Comparison**	Iron Mountain will fulfill a Statement of Work (SOW) to perform one Binary Comparison Test - Binary Comparison, which includes the outputs of the Level 2 test, a comparison of the executable files built from the Deposit Compile Test to the actual executable files in use by the Beneficiary to ensure a full binary-level match, with a final report sent to the Requesting Party regarding the Deposit Material. The Paying Party and Iron Mountain will agree on a custom SOW prior to the start of fulfillment. A completed Exhibit Q is required for execution of this test.	Based on SOW	N/A	☐ Depositor ☐ Beneficiary
☐ **Level 4 - Full Usability**	Iron Mountain will fulfill a Statement of Work (SOW) to perform one Deposit Usability Test - Full Usability, which includes which includes the outputs of the Level 1 and Level 2 tests (if applicable). Iron Mountain will confirm that the deposited application can be setup, installed and configured and, when installed, will execute functional tests, based on pre-determined test scripts provided by the Parties, and create comprehensive setup and installation documentation. A final report will be sent to the Paying Party regarding the Deposit Material. The Paying Party and Iron Mountain will agree on a custom SOW prior to the start of fulfillment. A completed Exhibit Q is required for execution of this test.	Based on SOW	N/A	☐ Depositor ☐ Beneficiary
☒ **Deposit**	At least semi-annually, Iron Mountain will send a reminder to Depositor to	N/A	$450	☒ Depositor

Tracking	update Deposit Material. Thereafter, Beneficiary will be notified of last deposit.			☐ Beneficiary
☐ Dual Vaulting	Iron Mountain will fulfill a Work Request to store and manage a redundant copy of the Deposit Material in one (1) additional location. All Deposit Material (original and copy) must be provided by the Depositor.	N/A	$500	☐ Depositor ☐ Beneficiary
☐ Remote Vaulting	Iron Mountain will fulfill a Work Request to store and manage the Deposit Material in a remote location, designated by the client, outside of Iron Mountain's primary escrow vaulting location. All Deposit Material (original and copy) must be provided by the Depositor.	N/A	$500	☐ Depositor ☐ Beneficiary
☒ Custom Contract Fee	Custom contracts are subject to the Custom Contract Fee, which covers the review and processing of custom or modified contracts.	$750	N/A	☒ Depositor ☐ Beneficiary

Pursuant to the Agreement, the undersigned hereby issues this Work Request for performance of the Service(s) selected above.

Paying Party – For Future Work Request Use Only		Party Requesting Work – For Future Work Request Use Only	
Paying Party Name		Party Requesting Work Name	
Signature		Signature	
Print Name		Print Name	
Title		Title	
Date		Date	

IRON MOUNTAIN INTELLECTUAL PROPERTY MANAGEMENT, INC.
All work requests should be sent to ipmclientservices@ironmountain.com OR Iron Mountain Intellectual Property Management, Inc., Attn: Client Services, 2100 Norcross Parkway, Suite 150, Norcross, Georgia, 30071, USA. Telephone: 800-875-5669. Facsimile: 770-239-9201

Exhibit B
Deposit Material Description
(This document must accompany each submission of Deposit Material)

Company Name		**Deposit Account Number**	
Deposit Name		**Deposit Version**	

(Deposit Name will appear in account history reports)

Deposit Media
(Please Label All Media with the Deposit Name Provided Above)

Media Type	Quantity		Media Type	Quantity
☐ CD-ROM / DVD			☐ USB Drive	
☐ DLT Tape			☐ Documentation	
☐ DAT Tape(4mm/8mm)			☐ Hard Drive / CPU	
☐ LTO Tape			☐ Circuit Board	
☐ Other (please describe):				

	Total Size of Transmission (specify in bytes)	# of Files	# of Folders
☐ Electronic Deposit			

Deposit Encryption
(Please check either "Yes" or "No" below and complete as appropriate)
Is the media or are any of the files encrypted? ☐Yes or ☐ No
If yes, please include any passwords and decryption tools description below. Please also deposit all necessary encryption software with this deposit. Depositor at its option may submit passwords on a separate Exhibit B.

Encryption tool name		**Version**	
Hardware required			
Software required			
Other required information			

Deposit Certification (Please check the box below to certify and provide your contact information)

☐ I certify for Depositor that the above described Deposit Material has been transmitted electronically or sent via commercial express mail carrier to Iron Mountain at the address below.		☐ Iron Mountain has inspected and accepted the above described Deposit Material either electronically or physically. Iron Mountain will notify Depositor of any discrepancies.	
Print Name		**Name**	
Date		**Date**	
Email Address			
Telephone Number			

Note: If Depositor is physically sending Deposit Material to Iron Mountain, please label all media and mail all Deposit Material with the appropriate Exhibit B via commercial express carrier to the following address:

Iron Mountain Intellectual Property Management, Inc.
Attn: Vault Administration
2100 Norcross Parkway, Suite 150
Norcross, GA 30071
Telephone: 800-875-5669
Facsimile: 770-239-9201

Exhibit C

Release of Deposit Material

Deposit Account Number	

Iron Mountain will use the following procedures to process any written notice from Beneficiary to release the Deposit Material. [*Note to Iron Mountain: Why is a Work Request necessary for Iron Mountain just to release the Deposit Material? Would it be sufficient for Beneficiary to provide written notice? There should be no negotiation of terms related to a request to release Deposit Materials.*] All notices under this Exhibit C shall be sent pursuant to the terms of Section 13(g) Notices.

1. **Release Conditions.**
   Depositor and Beneficiary agree that a Request for Release Notice (defined below) from Beneficiary for the release of the Deposit Material shall be based solely on one or more of the following conditions (defined as "**Release Conditions**"):
   (i) Depositor's material breach of the BPaaS Agreement or other agreement between the Depositor and Beneficiary regulating the use of the Deposit Material covered under this Agreement, provided that such material breach has not been cured within thirty (30) days of receipt of notice of such material breach;
   (ii) Failure of the Depositor to function as a going concern or operate in the ordinary course or Depositor fails to carry on its business or the part of its business which relates to the Deposit Materials;
   (iii) Depositor (a) files any petition in bankruptcy, (b) has an involuntary petition in bankruptcy filed against it which is not challenged in thirty (30) days and dismissed within ninety (90) days, (c) becomes insolvent, (d) makes a general assignment for the benefit of creditors, or (e) has a receiver appointed for its assets;
   (iv) The BPaaS Agreement is terminated by Beneficiary pursuant to Section 16.1(a) (*Termination for Cause*), 16.1(c) (*Termination for Certain Service Level Failures*), 16.1(e) (*Termination Following a Change of Control of Supplier*), 16.1(i) (*Termination Due To Adverse Changes in Supplier's Financial Circumstances*), 16.1 (k) (*Termination if Supplier Becomes a Competitor of Health Net*), 16.1(l) (*Termination Relating to Supplier's Liability Cap*), or 16.1(m) (*Termination Relating to Business Associate Agreement*); or
   (v) Depositor fails to make a deposit in accordance with this Agreement within thirty (30) days of written notice to Depositor.
2. **Request for Release Notice.**
   Beneficiary may submit a written notice to Iron Mountain to release the Deposit Material covered under this Agreement (a "Request for Release Notice"). To the extent that the Deposit Material is subject to applicable U.S. export control regulations and laws, including ITAR, the Request for Release Notice must include Beneficiary's certification that such release would be compliant with the applicable U.S. export control regulations and laws, including ITAR. Beneficiary shall send concurrently a copy of any such Request for Release Notice to Depositor.
3. **Release of Deposit Material.**
   Iron Mountain shall release the Deposit Material to the Beneficiary promptly after the fifth (5th) business day following its receipt of a Request for Release Notice; provided that Iron Mountain has not been enjoined by a court of competent jurisdiction from doing so. Iron Mountain shall also promptly release the Deposit Materials to the Beneficiary upon written instructions from Depositor, or joint written instructions from Depositor and Beneficiary. Iron Mountain is entitled to receive any undisputed, unpaid Service Fees due Iron Mountain from the Parties before fulfilling the Work Request for Release Notice to release Deposit Material covered under this Agreement. If any Service Fees are owed to Iron Mountain when Iron Mountain receives a Request for Release Notice, or joint written instructions from Depositor and Beneficiary, Iron Mountain shall promptly give notice to the Beneficiary of the amount of such unpaid Service Fees. Any Party may cure a default of payment of Service Fees.
4. **Termination of Agreement Upon Release.**
   This Agreement will terminate upon the release of Deposit Material held by Iron Mountain.
5. **Right to Use Following Release.**
   Beneficiary has the right under this Agreement to use the Deposit Material for the sole purpose set forth in the BPaaS Agreement. Notwithstanding, the Beneficiary shall not have access to the Deposit Material under this Agreement unless there is a release of the Deposit Material in accordance with this Agreement. Beneficiary shall be obligated to maintain the confidentiality of the Deposit Material released under this Agreement in accordance with the BPaaS Agreement.

Exhibit Q

Escrow Deposit Questionnaire

Deposit Account Number	

Purpose of Questionnaire

In order for Iron Mountain to determine the deposit material requirements and to quote fees associated with verification Services, a completed Deposit Questionnaire is requested. It is the responsibility of the escrow depositor to complete the questionnaire.

Technical Contact Information

List the appropriate technical person(s) Iron Mountain may contact regarding this set of escrow deposit materials.

Company Name	
Print Contact Name	
Address 1	
City	
State/Province	
Postal/Zip Code	
Telephone	
Email Address	

Instructions

Complete the questionnaire in its entirety by answering every question accurately. Upon completion, return the questionnaire to the beneficiary asking for its completion, or e-mail it to your Iron Mountain Solution Sales Representative.

General Description (Required) – Please answer all questions.

What is the general function of the software (i.e. the deposit) to be placed into escrow?	
On what media will the source and object code be delivered?	
If the deposit is on magnetic tape media, what tape format (e.g. DAT DDS4, DLT 8000, LTO-3, etc.) will be used for the deposit?	
If the deposit is on tape, what operating system and version was used to create the tape and what tools (either native OS (e.g. tar, cpio, etc.) or commercial (e.g. Backup Exec, NetBackup, ArcServ etc.) were used to load the data; if a third party or commercial software tool was used, specify the vendor and exact version of the tool used.	
Will the deposit be in the format of a database/repository of any type of Versioning or Configuration Management Tool (e.g. Visual Source Safe, Clearcase, Perforce, etc.) or will the software in the deposit be in a clear text/native file system format? If a Versioning or CM tool will be necessary to examine any part the deposit contents, specify the Vendor and tool and exact version used.	
Is the deposit encrypted, including password protected archives, in any way? If so, what tool and version will be used to perform the encryption and will all necessary userid's, passwords or encryption keys be provided to extract the	

software?	
What is the total uncompressed size of the deposit in megabytes?	

Requirements for the Assembly of the Deposit (Required) – Please answer all questions.

Describe the nature of the source and object code in the deposit. (Does the deposit include interpreted code, compiled source, object code, or a mixture? How do the different parts of the deposit relate to each other?) What types of source code and object code make up the deposit (e.g. – C++, Java, etc.)	
How many build processes are there?	
How many unique build environments are required to assemble the material in the deposit into the deliverables?	
What hardware is required for each build environment to compile the software (including memory, disk space, etc.)?	
What operating systems (including versions) are used during compilation? Is the software executed on any other operating systems/version?	
How many separate deliverable components (executables, share libraries, etc.) are built?	
What compilers/linkers/other tools (brand and version) are necessary to build the application?	
What, if any, third-party libraries are used to build the software? Specify vendor, tool name and exact or minimum required version. If multiple build environments are required, specify for which environment each tool is required.	
If a database of any kind is necessary to support compilation, is a running instance of the database necessary or is a static instance consisting of the static and shared libraries and/or header files installed by the database sufficient to support compilation? If not already identified above, provide the vendor and version of the required database.	
How long does a complete build of the software take? How much of that time requires some form of human interaction and how much is automated?	
Does the deposit contain formal build document(s) describing the necessary steps for build system configuration and compilation?	

Requirements for the Execution of the Software Protected by the Deposit - (Required) – Please answer all questions.

What are the system hardware requirements to successfully execute the software? (memory, disk space, etc.); include any additional peripheral devices that may be necessary to support correct function of the software/system.	
What is the minimum number of machines required to completely set up the software sufficient to support functional testing? What Operating systems and version are required for each machine?	
Beyond the operating systems, what additional third party software and tools are required to execute the software and verify correct operation? Please provide vendor and versions of all third party tools or libraries required to completely configure a system suitable to support functional testing. If multiple machines are required to support testing, identify the software to be installed to each machine.	
Is a database of any kind required to support functional testing	

of the software? If so, provide the vendor and version required.	
If a database is required, does the deposit contain or can the depositor provide scripts and backups/imports necessary to create a database instance suitable to support functional testing. Note: a database containing test data is satisfactory to support functional testing so long as the data is realistic.	
Including the installation of any software tools required to support the function of the software, approximately how much time is required to setup and configure a system suitable to support functional testing?	
Approximately how much time would be required to perform a set of limited tests once a test system is configured?	
Does the deposit contain or can the depositor provide test plans, scripts or procedures to facilitate testing?	
With the exception of any database identified above, are any connections to external data sources, feeds or sinks required to support the proper functioning of the software and to support software testing?	

For additional information about Iron Mountain Technical Verification Services, please contact our Iron Mountain Solution Sales Representative.

BUSINESS ASSOCIATE AGREEMENT

Between

Health Net, Inc.

and

Cognizant Healthcare Services, LLC

and

Cognizant Technology Solutions U.S. Corporation

Dated

November 21, 2014

BUSINESS ASSOCIATE AGREEMENT

This Business Associate Agreement ("Agreement") is dated November 21, 2014, but is effective as of November 2, 2014, by and between Health Net, Inc., and/or one or more of its affiliates or subsidiaries ("Covered Entity" or "Health Net") and Cognizant Technology Solutions U.S. Corporation ("CTS US") and Cognizant Healthcare Services, LLC ("CH LLC"). CTS US and CH LLC are each sometimes referred to herein as "Business Associate" or "Vendor". Health Net and Business Associates are sometimes referred to individually in this Agreement as a "Party" and collectively as the "Parties". This Business Associate Agreement replaces and supersedes in all respects the Business Associate Agreement dated November 2, 2014.

RECITALS

A. On September 30, 2008, CTS US and Health Net entered into a Master Services Agreement for the provision of services ("AO Agreement"). On or around the date of this Agreement or shortly thereafter, Health Net and CH LLC entered (or will enter) into a contract or contracts for the provision of services, software or some other business arrangement, as amended. Such contracts and the AO Agreement are collectively referred to hereinafter as the "Current Contract(s)".

B. The Parties contemplate that they may enter into additional agreements in the future pursuant to which Vendors may provide services to Health Net, license software to Health Net or enter into some other business arrangement ("Future Contracts").

C. In connection with the Current Contracts(s) and the Future Contracts (collectively, the "Health Net – Vendor Contracts" and individually, a "Health Net – Vendor Contract"), Vendors may, on Health Net's behalf, access, use, create and/or disclose Protected Health Information ("PHI") or Electronic Protected Health Information ("ePHI"), as defined in the federal regulations set forth at 45 C.F.R. §§ 160 and 164.

D. Health Net and Vendors intend to protect the privacy and provide for the security of PHI and/or ePHI disclosed to Vendors in compliance with the HIPAA Requirements.

NOW THEREFORE, in consideration of the mutual promises set forth below and in the Health Net – Vendor Contracts and the exchange of information pursuant to this Agreement, the Parties hereto agree as follows:

I. DEFINITIONS

a. *"Breach"* shall mean (i) any actual circumstance that compromises the privacy and/or security of any Health Net data or Health Net software or systems which are possessed or operated by (or for) or are under the control of Vendor or a third party that received such Health Net data (directly or indirectly) through Vendor (with the exception of a third party to which Health Net directs Vendor in writing to provide Health Net data, including auditors, regulators and contractors but excluding Subcontractors); or (ii) any loss or unauthorized acquisition, access, destruction, alteration, disclosure or use (in all cases whether intentional or not) of, or the inability to locate, Health Net data which was delivered to, created, maintained or accessed by, Vendor or a third party that received such Health Net data (directly or indirectly) through Vendor (with the exception of a third party to which Health Net directs Vendor in writing to provide

Health Net data, but excluding Subcontractors). For purposes of defining "in control" as that term is used in clause (i) of this definition, Vendor shall be deemed to be in control of Health Net data, Health Net software or systems in the IBM data center to the extent (A) Vendor provides or is required to provide systems monitoring or related management or other services that affect the security of such Health Net data, Health Net software or systems, (B) Vendor is obligated to manage IBM or any third party under this Agreement, or (C) any other circumstance in which Supplier's acts or omissions could have prevented the Breach if Vendor had exercised due care and complied with is obligations under this Agreement.

b. *"Breach Notification Rule"* shall refer to the provisions set forth in 45 C.F.R. Part 160 and Part 164, Subpart D.

c. *"Business Associate"* shall have the meaning given to such term at 45 C.F.R. § 160.103 and. includes a person or entity that creates, receives, maintains, or transmits PHI on behalf of a covered entity. For the purposes of this Agreement, Vendors are Business Associates.

d. *"Covered Entity"* shall have the meaning given to such term at 45 C.F.R. § 160.103. For the purposes of this Agreement, the Covered Entity is Health Net.

e. "*Designated Record Set*" shall have the meaning given to such term in 45 C.F.R. § 164.501.

f. "*Discovery*" shall mean the first day on which a Breach is known to Business Associate (including any person, other than the individual committing the breach, that is an employee, officer, or Subcontractor of Business Associate), or should reasonably have been known to Business Associate, to have occurred.

g. *"Final Omnibus HIPAA/HITECH Rules" shall mean the rules published on January 25, 2013 at 78 Fed. Reg. 5566.*

h. *"HIPAA"* or "*Health Insurance Portability and Accountability Act of 1996*" shall refer to Public Law 104-191 and its implementing regulations.

i. *"HIPAA Rules"* shall mean the Privacy, Security, Breach Notification, and Enforcement Rules at 45 C.F.R. Part 160 and Part 164.

j. *"HIPAA Requirements"* shall mean collectively HIPAA, the HIPAA Rules, the HITECH Act and the Final Omnibus HIPAA/HITECH Rules.

k. *"HITECH Act"* or "*Health Information Technology for Economic and Clinical Health Act*" are those provisions set forth in Title XIII of Public Law 111-5 as enacted on February 17, 2009 and its implementing regulations.

l. "*Individual*" shall have the meaning given to such term at 45 C.F.R. § 160.103, and shall include a person who qualifies as a personal representative in accordance with 45 C.F.R. § 164.502(g).

m. *"Privacy Rule"* is the regulation entitled "Standards for Privacy of Individually Identifiable Health Information," promulgated under HIPAA and/or the HITECH Act that is codified at 45 C.F.R. Parts 160 and 164, Subparts A and E.

n. *"Protected Health Information" ("PHI") and "Electronic Protected Health Information" ("*ePHI*")* shall have the meaning given to such terms at 45 C.F.R. § 160.103; provided, such PHI or ePHI shall be limited to the information Business Associate creates, receives, maintains or transmits on behalf of Covered Entity. Unless specifically delineated otherwise, references herein to PHI shall include ePHI.

o. "*Required by Law*" shall have the meaning given to such term at 45 C.F.R. § 164.103.

p. "*Secretary*" shall mean the Secretary of the United States Department of Health and Human Services or her designee.

q. *"Security Rule"* is the regulation entitled "Security Standards for the Protection of Electronic Protected Health Information," promulgated under HIPAA and/or the HITECH Act that is codified at 45 C.F.R. parts 160 and 164, Subparts A and C.

r. *"Subcontractor"* shall mean any entity (including an agent) that creates, receives, maintains, or transmits PHI on behalf of a Business Associate.

s. "*Unsecured Protected Health Information*" or "*Unsecured PHI*" means Protected Health Information that is not secured through the use of a technology or methodology specified by guidance issued by the Secretary from time to time.

t. *Catch-all definitions:* The following terms used in this Agreement shall have the same meaning as those terms in the HIPAA Rules: Data Aggregation, Disclosure, Health Care Operations, Individual, Minimum Necessary, Notice of Privacy Practices, Required By Law, Secretary, Security Incident, Subcontractor, Unsecured Protected Health Information, and Use.

II. OBLIGATIONS OF BUSINESS ASSOCIATES

a. Business Associates agree to not access, use, maintain and/or disclose PHI other than as permitted or required by this Agreement, the Health Net – Vendor Contracts or as Required by Law. Business Associates may not further use or disclose PHI in a manner that would violate the HIPAA Requirements if done by Covered Entity. Business Associates shall also comply with any further limitations on uses and disclosures agreed to by Covered Entity provided that such agreed upon limitations have been communicated to the Business Associate in writing.

If either Business Associate subcontracts some or all of the services set forth in the Health Net – Vendor Contracts that require an entity to access, create, receive, maintain, transmit, or use PHI, on behalf of Covered Entity, any such entities are Subcontractors and are subject to the HIPAA Requirements. Each Business Associate, accordingly, must, within a reasonable time following the execution of this Agreement, enter into written Business Associate Agreements with all such Subcontractors (i) that comply with the HIPAA Requirements, (ii) that include restrictions, conditions, requirements and obligations at least as stringent as those set forth in this Agreement,

and (iii) that describe the Subcontractors' permitted uses and disclosures of PHI. Any such uses and disclosures may not include uses and disclosures not permitted by Business Associates.

Each Business Associate and its Subcontractors must keep records and submit compliance reports to HHS, when HHS requires such disclosure, in order to investigate Business Associates' and their Subcontractors' compliance with the HIPAA Requirements, and to cooperate with complaint investigations and compliance reviews in compliance with 45 C.F.R. § 160.310(a), (b). Each Business Associate and its Subcontractors must make reasonable efforts to limit use and disclosure of PHI and requests for PHI to the minimum necessary. To the extent either Business Associates are to carry out one or more of Health Net's obligation(s) under Subpart E of 45 C.F.R. Part 164 (the Privacy Rule), such Business Associate will comply with the requirements of Subpart E that apply to the Covered Entity in the performance of such obligation(s).

b. *Permitted Uses and Disclosures.* Business Associates may use and disclose PHI created or received pursuant to this Agreement as follows:

i. *To carry out the purposes of this Agreement or the applicable Health Net – Vendor Contracts.* Each Business Associate may access, use and/or disclose Covered Entity's PHI received or created by Business Associate (or its Subcontractors) in performing its obligations pursuant to this Agreement or the applicable Health Net - Vendor Contract(s), solely in accordance with the specifications set forth in this Agreement and the Health Net – Vendor Contract(s), or as Required by Law.

ii. *Use for Management and Administration.* Each Business Associate may use PHI created or received in its capacity as a Business Associate of Covered Entity for the proper management and administration of Business Associate, if such use is necessary (i) for the proper management and administration of Business Associate or (ii) to carry out the legal responsibilities of Business Associate.

iii. *Disclosure for Management and Administration.* Each Business Associate may disclose PHI created or received in its capacity as a Business Associate of Covered Entity for the proper management and administration of Business Associate if (i) the disclosure is Required by Law or (ii) Business Associate (a) obtains reasonable assurances in writing from the person to whom the PHI is disclosed that it will be held confidentially and used or further disclosed only as Required by Law or for the purpose for which it was disclosed to the person and (b) the person agrees to notify Business Associate in writing of any instances of which it becomes aware in which the confidentiality or security of the PHI has been breached. Business Associate shall notify Covered Entity at least five (5) days prior to making a disclosure of PHI pursuant to this subsection.

iv. *De-Identification and Data Aggregation.* Each Business Associate may not de-identify PHI received or created pursuant to this Agreement unless specifically data de-identification is a service identified in the Health Net – Vendor Contracts. Should a Business Associate perform data de-identification functions for Health Net, pursuant to the Health Net – Vendor Contracts, such de-identification shall conform to the requirements of 45 C.F.R. § 164.514(b). If included in the Health Net – Vendor contracts, a Business Associate may provide data aggregation services relating to the health care operations of Health Net.

c. *Security and Privacy Safeguards.* Each Business Associate shall use reasonable and appropriate administrative, physical, and technical safeguards designed to prevent improper use or disclosure of PHI, in any form or media; and, each Business Associate shall comply with the applicable provisions of Subpart C of 45 C.F.R. Part 164 with respect to electronic protected health information (ePHI).

i. With respect to ePHI, each Business Associate shall implement and comply with (and ensure that its Subcontractors implement and comply with) the applicable administrative safeguards set forth at 45 C.F.R. 164.308, the physical safeguards set forth at 45 C.F.R. 164.310, the technical safeguards set forth at 45 C.F.R. 164.312, the organization requirements set forth at 45 C.F.R. 164.314, and the policies and procedures set forth at 45 C.F.R. 164.316 to reasonably and appropriately protect the confidentiality, integrity, and availability of the PHI and ePHI that it accesses, uses, creates, maintain, transmits and/or discloses on behalf of Health Net.

If a Business Associate is to carry out any part of Health Net's obligations under the Privacy Rule, the Business Associate and, as applicable, its Subcontractors must also comply with the Privacy Rule with respect to any such obligations. Business Associates acknowledge that, the foregoing safeguards and requirements shall apply to Business Associates and Business Associates' Subcontractors in the same manner that such requirements apply to Health Net, and (b) Business Associates and their Subcontractors may be liable under the civil and criminal enforcement provisions set forth at 42 U.S.C. 1320d-5 and 1320d-6, as amended from time to time, for failure to comply with the safeguards, policies and procedures and requirements and any guidance issued by the Secretary from time to time with respect to such requirements. Business Associates and their Subcontractors may be liable for violations of any applicable HIPAA Requirement. Each Business Associate shall ensure that, within a reasonable time following the execution of this Agreement, any Subcontractor to whom it discloses PHI agrees in writing to implement safeguards at least as stringent as those applicable to Business Associate as set forth in this Agreement.

d. *Reporting of Breaches.* Each Business Associate agrees to report to Covered Entity any Breach of Unsecured PHI involving it or its Subcontractor(s) without unreasonable delay and in no case later than two (2) business days after Discovery of a Breach. Such notice shall include, to the extent known to the Business Associate, the identification of each individual whose Unsecured PHI has been, or is reasonably believed to have been accessed, acquired, maintained, used or disclosed in connection with such Breach. Notifications must be sent to privacy@healthnet.com. In addition, Business Associate shall provide any additional information reasonably requested by Covered Entity for purposes of investigating, reporting or, responding to the Breach..

e. *Reporting of additional Incidents:* Each Business Associate and its Subcontractors shall report to Health Net any: (i) loss, destruction, alteration, or other incident in which PHI cannot be accounted for, (ii) any successful Security Incidents, or (iii) any other acquisition, access, use, or disclosure of PHI not permitted by the Health Net – Vendor Contracts or this Agreement (collectively, an "Incident"). Business Associate shall notify Health Net of any Incident within two (2) business days of knowledge by Business Associate or Subcontractor of such Incident.

f. *Determination of Breach:* Each Business Associate shall (i) notify Health Net of any Incident, and (ii) assist Health Net in performing (or at Health Net's direction, perform) a risk assessment to determine if there is a low probability that the PHI has been compromised. Health Net shall

make the ultimate determination as to whether there has been a Breach and if so, whether the required notifications, including to individuals, the media, as applicable, and the Secretary, will be provided by Covered Entity or Business Associate. To enable Health Net to make a determination whether or not there is a low probability that PHI has been compromised, Business Associate, and any Subcontractor of Business Associate, shall promptly undertake a risk assessment that addresses the following factors and provide the results of such risk assessment to Health Net:

(i) The nature and extent of the protected health information involved, including the types of identifiers and the likelihood of re-identification;

(ii) the unauthorized person who used the protected health

information or to whom the disclosure was made;

(iii) whether the protected health information was actually acquired

or viewed; and,

(iv) the extent to which the risk to the protected health information has been mitigated.

Each Business Associate shall maintain complete records regarding any Incident or Breach for the period required by 45 C.F.R. § 164.530(j) or such longer period required by state law, and shall make such records available to Covered Entity promptly upon request, but in no event later than within five (5) business days. Each Business Associate further agrees to mitigate, to the extent practicable, any harmful effect that becomes known to Business Associate of an Incident or Breach. Each Business Associate shall be responsible for all reasonable Identity-Related Costs incurred in connection with the Incident or Breach involving PHI delivered to, created, maintained, or accessed by Business Associate or a Subcontractor of Business Associate, including but not limited to, any notifications and mitigation activities taken pursuant to this provision.

g. *Additional Responsibilities in the Event of Incident or Breach.* Business Associates shall take prompt steps designed to prevent the recurrence of any Incident or Breach and take any other action pertaining to any unauthorized access, use and/or disclosure required by applicable federal and state laws and regulations. Business Associates must comply with this provision regardless of any actions taken by Covered Entity.

h. *Use of Subcontractors.* Other than as may be set forth in the Health Net – Vendor Contracts, Business Associates shall not contract with a Subcontractor without the express prior written consent of Health Net's Privacy Officer. Upon request, a Business Associate shall provide, in writing, to Health Net's Privacy Office at Privacy@healthnet.com, a list of those entities that will fall within the scope of "Subcontractors" as defined in this Agreement, meaning that such entities receive or are expected to receive, access, use, maintain and/or disclose PHI or ePHI that is subject to this Agreement and the Health Net – Vendor Contract(s). Each Business Associate shall ensure that, consistent with the terms of the Health Net – Vendor Contract(s) with regard to use of Subcontractors, any of its Subcontractors to whom it discloses or provides, or which have access to, PHI and/or ePHI pursuant to this Agreement or any Health Net – Vendor Contract(s), agree in writing, within a reasonable time following the execution of this Agreement, to

restrictions, conditions and safeguards that are at least as stringent as those that apply to Business Associate pursuant to this Agreement with respect to any such PHI and/or ePHI. With respect to the obligations of Section II.d. and II.e. hereof, each Business Associate represents that any Subcontractor shall be obligated to notify the respective Business Associate, who will in turn notify Covered Entity, of any Breach or Incident within two (2) business days in the same manner and according to the same terms as provided herein.

Availability of Information to Covered Entity. If applicable, within five (5) business days of receipt of a request from Covered Entity, a Business Associate and, as applicable, its Subcontractor(s) shall make available to Covered Entity such information as Covered Entity may require to fulfill Covered Entity's obligations to provide access to, and a copy of, PHI pursuant to the Privacy Rule, including but not limited to 45 C.F.R. § 164.524. If an Individual requests such information directly from a Business Associate or a Business Associate's Subcontractors, the respective Business Associate must notify Covered Entity in writing within five (5) business days of any such request. Business Associates shall not give the Individual access to the information unless access is approved by Covered Entity. If the PHI requested is maintained electronically in one or more Designated Record Sets, Business Associate will be required to produce an electronic copy of PHI if the individual requests it and the form is readily produceable. If PHI is not readily producible in the requested form, then Business Associate will work with Health Net on an alternate form and format in which to provide the copy of PHI. Covered Entity shall have full discretion to determine whether the Individual shall be given access. If a Business Associate maintains an Electronic Health Record with PHI, and an individual requests a copy of such information in an electronic format, Business Associate shall provide such information in an electronic format to enable Covered Entity to fulfill its obligations under the HITECH Act, including but not limited to, 42 U.S.C. § 17935(e).

i. *Amendment of PHI.* If applicable, within five (5) business days of receipt of a request from Covered Entity or directly from an Individual or third party, Business Associate and, as applicable, its Subcontractor(s) shall make Covered Entity's PHI and/or ePHI available to Covered Entity as it may require to fulfill Covered Entity's obligations to amend such PHI and/or ePHI pursuant to the Privacy Rule, including but not limited to, 45 C.F.R. § 164.526. Business Associates shall incorporate any amendments to Covered Entity's PHI and/or ePHI Business Associates maintain.

j. *Accounting of PHI.* If applicable, within (5) business days of notice by Covered Entity of a request for an accounting of disclosures of PHI or ePHI, Business Associates and, as applicable, their Subcontractor(s) shall make available the PHI and/or ePHI to Covered Entity as required for Covered Entity to fulfill its obligations to provide an accounting pursuant to the Privacy Rule, including but not limited to, 45 C.F.R. § 164.528. Business Associates and their Subcontractor(s) shall implement a documented process that allows for such an accounting. Business Associates shall maintain records sufficient to meet this provision for a period of six years in order to ensure compliance with the Privacy Rule.

k. *Availability of Books and Records.* Business Associates and, as applicable, their Subcontractor(s) shall promptly make its internal practices, books and records relating to the use and disclosure of PHI and ePHI, accessed, used, disclosed, created or received pursuant to this Agreement and the Health Net – Vendor Contract(s) available to the Secretary of the United States Department of Health and Human Services, for the purpose of determining Covered Entity's compliance with the Privacy and Security Rules as set forth in 45 C.F.R. § 160.310.

l. *Record Retention.* Subject to section V below, Business Associates and, as applicable, their Subcontractor(s) shall retain all PHI and/or ePHI disclosed to or received from Covered Entity, or created or received in the course of performing its obligations, at a minimum and subject to the terms of Section V(c) below, until the termination of all Current Contracts and Future Contracts.

m. *Minimum Necessary Amount of PHI.* Each Business Associate acknowledges that it shall request from Health Net and so disclose to its affiliates, Subcontractors or other authorized third parties, only (i) the information contained in a "limited data set," as such term is defined at 45 C.F.R. § 164.514(e) (2), or, (ii) if needed by a Business Associate or its affiliates, Subcontractors or other authorized third parties, the minimum necessary data to accomplish the intended purpose of such requests or disclosures.

n. *Data Ownership.* Business Associates acknowledge that Covered Entity is the owner of all PHI and/or ePHI that Covered Entity discloses to Business Associates, that Business Associates receive from, or creates, accesses or obtains or maintains on behalf of or in the name of, Covered Entity.

o. *Indemnification.* Each Business Associate shall defend, indemnify and hold harmless Health Net and any of Health Net's affiliates, directors, officers, employees and agents from and against any claim, cause of action, liability, damage, reasonable cost or expense (including reasonable attorneys' fees) arising out of or relating to any Breach.

p. *Limitation of Liability.* The parties agree that, notwithstanding anything to the contrary set forth in any Health Net – Vendor Contracts, Vendors' liability under this Agreement and any other Breach or Incident related to HIPAA, PHI and any other laws applicable to PHI shall not exceed $225 million (the "BAA Cap"). The parties further agree that, notwithstanding any contrary provision in the Health Net – Vendor Contracts, Business Associates' liability under this Agreement and any other Breach or Incident related to HIPAA, PHI and/or any other laws applicable to PHI shall include liability for indirect, incidental, or consequential, exemplary, punitive, or special damages of any kind or nature whatsoever, up to the BAA Cap. The parties agree that reasonable Identity-Related Costs shall be considered direct damages but will be subject to the BAA Cap. "*Identity-Related Costs*" means the following costs that are reasonable and incurred by Health Net relating to a Breach: (i) preparation and mailing or other transmission of notifications and other communications to affected individuals and others, which are required by applicable law; (ii) establishment of a call center or other communications procedures in response to such Breach as customary in the industry or directed by a regulator (e.g., customer service frequently asked questions, talking points and training); (iii) costs for credit monitoring services, identity theft insurance, reimbursement for credit freezes, fraud resolution services, identity restoration services, and any similar service which corporate entities which maintain or store PHI routinely make available to impacted individuals in the event of a Breach; (iv) fees paid to forensic consultants associated with Health Net's investigation of the event; (v) legal fees and expenses associated with Health Net's investigation of and response to such event and defending claims made by parties affected by such Breach or by regulators or other governmental entities relating to such Breach, and costs of settlement or judgment in connection with any such litigation or arbitration; and (vi) any other costs, expenses or liabilities incurred in connection with such Breach.

q. *Standard Transactions.* Unless otherwise agreed by the parties, to the extent Business Associates conduct Standard Transaction(s) on behalf of Health Net, Business Associates shall, without

limitation, comply with the HIPAA Regulations, "Administrative Requirements for Transactions," 45 C.F.R. § 162.100 *et seq.*, and shall not: (a) Change the definition, data condition or use of a data element or segment in a standard; (b) Add any data elements or segments to the maximum defined data set; (c) Use any code or data elements that are either marked "not used" in the standard's implementation specification or are not in the standard's implementation specification(s); or (d) Change the meaning or intent of the standard's implementation specifications.

r. *Notice of Investigation or Lawsuit.* Each Business Associate shall notify Health Net immediately upon receipt of notice of an investigation or of a lawsuit filed against the respective Business Associate or any of its Subcontractors related to or arising from the use or disclosure of PHI or ePHI by the Business Associate pursuant to this Agreement or any of the Health Net - Vendor Contract(s).

s. *State Law Requirements.* Business Associates and, as applicable, their Subcontractor(s) shall comply with applicable state law confidentiality, privacy, security, document retention, and breach notification requirements involving "Personal Information" or "Personally Identifiable Information" (collectively "PII") as those terms are defined under state law. For purposes of this Agreement, PII shall refer to any data elements that identify an individual or that could be used to identify an individual, including but not limited to an individual's first name or initial and last name in combination with one or more of the following data elements: social security number; driver's license or State issued identification number; credit or debit card number; medical information (such as an individual's condition, treatment, or payment information); financial information, such as checking account or other account number (either in combination with a required security code, access code, or password that would permit access to the account, or alone if the account does not require such an access code); or other identifying information, such as email addresses and usernames in combination with passwords or security questions, date of birth, mother's maiden name, digital signature, passport number, fingerprint or other biometric data, an insurance policy number, employment information, employment history, an employer, student, tribal, or military identification numbers.

Notwithstanding any provision to the contrary, the provisions of this Agreement shall apply equally with respect to PII as they do to PHI; provided, however, that to the extent that state law is more stringent than the HIPAA Requirements or the terms of this Agreement, Business Associates agree to comply with such applicable State law in addition to the provisions herein.

t. <u>Regulatory References</u>. A reference in this Agreement to a section in the HIPAA Rules means the section as in effect or as amended.

III. COVERED ENTITY'S OBLIGATIONS

a. In some circumstances, Health Net has agreed to further limitations on uses and disclosures where Health Net is itself a business associate of a self-funded Group Health Plan (as defined in 45 C.F.R. § 160.103, each of which is itself a Covered Entity). Where this is the case, Health Net shall notify Business Associates of such additional restrictions, including any limitation(s) in Health Net's or any applicable Covered Entity's notice of privacy practices that are produced in accordance with 45 C.F.R. § 164.520 (as well as any changes to that notice), to the extent that such limitation(s) may affect Business Associates' use or disclosure of PHI. Business Associates

in turn shall notify any Subcontractors of the additional agreed upon limitations on uses and disclosures of PHI.

b. Health Net shall provide Business Associates with any changes in, or revocation of, permission by Individual to use or disclose PHI, to the extent that such changes affect Business Associates' use or disclosure of PHI. Business Associates in turn shall notify any Subcontractors of any changes in, or revocation of, permission by Individual to use or disclose PHI.

c. Health Net shall notify Business Associates of any restriction to the use or disclosure of PHI that Health Net has agreed to in accordance with 45 C.F.R. 164.522, to the extent that such restriction may affect Business Associates' use or disclosure of PHI. Business Associates in turn shall notify any Subcontractors of any restriction to the use or disclosure of PHI that Health Net has agreed to.

d. Health Net shall make reasonable efforts to provide Business Associates with a Limited Data Set and, otherwise shall disclose to Business Associates only the minimum amount of PHI reasonably necessary for Business Associates to accomplish the intended purpose of such disclosure.

IV. AUDITS, INSPECTION AND ENFORCEMENT

Covered Entity, after providing ten (10) business days' written notice, may inspect the facilities, systems, records, policies and procedures relating to the access, use and/or disclosure of PHI or ePHI pursuant to this Agreement for the purpose of determining whether Business Associates have complied with this Agreement, and Covered Entity may, upon request therefrom, disclose the results of such audit with Covered Entity's regulators including the U.S. Centers for Medicare & Medicaid Services. Any audit or inspection by Covered Entity shall be subject to the following limitations: (i) use of any third party auditor that is or acts for a competitor of either Business Associate shall be subject to the applicable Business Associate's prior written approval, such approval not to be unreasonably withheld or delayed; and (ii) Covered Entity or any third party auditor conducting any such audit or inspection shall at all times comply with any and all reasonable security and confidentiality guidelines and other policies of Business Associates with respect to the audit or inspection.

V. TERM AND TERMINATION

a. *Termination for Material Breach.* Covered Entity may terminate this Agreement or any or all of the Health Net – Vendor Contract(s) (in whole or in part) immediately if Covered Entity determines that a Business Associate has materially breached this Agreement or violated any HIPAA Requirement and has failed to cure such material breach or violation within thirty (30) days following Covered Entity's written notice to Business Associate. Business Associates acknowledge that any material breach would result in irreparable harm to Covered Entity and that Covered Entity has the right to seek an injunction and other legal and equitable rights and remedies available under the law. A Business Associate may terminate this Agreement if Business Associate determines that Covered Entity has materially breached its obligations under the HIPAA Requirements.

b. *Cure.*

(i) If termination of this Agreement or the Health Net – Vendor Contract(s) is not feasible, Covered Entity shall report the problem to the Secretary of U.S. Health and Human Services.

(ii) As an alternative to the rights set forth in Section V.a. above, Business Associate may choose to provide Covered Entity with written notice of the existence of an alleged material breach of this Agreement, and afford Covered Entity the opportunity to cure such alleged material breach.

c. *Effect of Termination.* Upon termination or expiration of the Health Net – Vendor Contract or Agreement for any reason, with respect to PHI received from Health Net, or created, maintained, or received by Business Associates or Business Associates' Subcontractors on behalf of Covered Entity and upon Covered Entity's written request, Business Associates shall either return or destroy all PHI received or created pursuant to this Agreement and/or the Health Net – Vendor Contract that Business Associates or their Subcontractor(s) maintain in any form, and shall retain no copies of such PHI; or if return or destruction is not feasible or contrary to (i) the record retention requirements of a Health Net - Vendor Contract(s), (ii) the record retention requirements of Business Associates, or (iii) applicable state or federal law, then Business Associates and any Subcontractor of Business Associates shall continue to extend protections of this Agreement to such information, and limit further use of such PHI to those purposes that make the return or destruction infeasible or that require Business Associates or Business Associates' Subcontractor to retain PHI for so long as Business Associates maintain such PHI. If the return or destruction of PHI is delayed pursuant to any of the foregoing reasons, then Business Associates shall notify Health Net in writing when such infeasibility ends and, upon written direction from Health Net, either return or destroy such PHI promptly upon Health Net's written request. Business Associates agree that if applicable state or federal law requires the retention of PHI for a specified time period, Business Associates or Business Associates' Subcontractor shall in all cases postpone destruction of such PHI until directed to do so by Health Net in writing to ensure compliance with applicable state or federal law.

Business Associates and their Subcontractor(s) shall continue to maintain reasonable and appropriate administrative, physical, and technical safeguards designed to prevent improper use or disclosure of PHI, in any form or media, and comply with Subpart C of 45 C.F.R. Part 164 with respect to ePHI retained after termination or expiration for as long as Business Associates and/or their Subcontractor(s) retain such PHI. Business Associates and their Subcontractor(s) shall not use or disclose the PHI retained after termination or expiration other than for the purposes for which such PHI information was originally disclosed. Each Business Associate shall return to Health Net or, if directed by Health Net in writing, destroy the PHI retained by each Business Associate when it is no longer needed by the Business Associate for its proper management and administration or to carry out its legal responsibilities. If applicable, upon written direction of Health Net, each Business Associate will transmit PHI in its possession and/or the possession of its Subcontractors to another business associate of Health Net at termination. The obligations of each Business Associate under this Section shall survive the termination of this Agreement.

VI. NO THIRD PARTY BENEFICIARIES

Nothing express or implied in this Agreement is intended to confer, nor shall anything herein confer, upon any person other than Covered Entity, Business Associates and their respective successors and assigns, any rights, remedies, obligations or liabilities whatsoever.

VII. CHANGE IN APPLICABLE LAWS OR REGULATIONS

In the event the laws or regulations of the United States or any State are modified or amended in any material way with respect to this Agreement, this Agreement shall not be terminated but rather, to the extent feasible, shall be promptly amended by the Parties to operate in compliance with the existing law. The Parties acknowledge that their responsibilities under this Agreement may be affected and governed by the requirements of the HIPAA Requirements that become effective during the term of this Agreement or any renewal thereof, both Parties agree that, upon the effective date of any such new or revised HIPAA Requirements, this Agreement shall be deemed to incorporate, and impose on the Parties, any obligations applicable to each of them under such new or revised HIPAA Requirements pursuant to their responsibilities hereunder. To the extent any amendments to this Agreement shall be necessary to effectuate or clarify the obligations of the Parties pursuant to such new or revised HIPAA Requirements, the Parties hereby agree to negotiate such amendments in good faith, subject to the right of either party to terminate this Agreement and any Health Net - Vendor Contract pursuant to which PHI is provided to Business Associates.

VIII. SURVIVAL

The respective rights and obligations of Business Associates under Section II of this Agreement shall survive the termination of this Agreement.

IX. INTERPRETATION

Any ambiguity in this Agreement shall be resolved in favor of a meaning that permits each Party to comply with the HIPAA Requirements.

X. ENTIRE AGREEMENT

This Agreement – consisting of the signature page, these terms and conditions constitute the entire agreement between the Parties with respect to its subject matter and merges, integrates and supersedes all prior and contemporaneous agreements, addenda and understandings between the Parties, whether written (including within any Health Net-Vendor Contract(s)) or oral, concerning its subject matter.

IN WITNESS WHEREOF, the Parties hereto have duly executed this Agreement as of the date set forth below.

HEALTH NET, INC.

By: ______________________________

Print Name: ________________________

Title: _____________________________

Date: _____________________________

COGNIZANT TECHNOLOGY SOLUTIONS U.S. CORPORATION

By: ______________________________

Print Name: ________________________

Title: _____________________________

Date: _____________________________

COGNIZANT HEALTHCARE SERVICES, L.L.C.

By: ______________________________

Print Name: ________________________

Title: _____________________________

Date: _____________________________

BUSINESS ASSOCIATE AGREEMENT

SCHEDULE "A"

MASSACHUSETTS STANDARDS FOR THE PROTECTION OF PERSONAL INFORMATION

Pursuant to this Addendum, Health Net incorporates and Business Associates agree to abide by the applicable Standards for the Protection of Personal Information of Residents of the Commonwealth of Massachusetts, 201 CMR 17.00.

In addition to the requirements set forth in the Addendum, Business Associates further agree to: (i) Implement and maintain appropriate technical security measures for personal information as required by 201 CMR 17.00; including, but not limited: (a) Encrypting all transmitted records and files containing personal information that will travel across public networks, and encryption of all data containing personal information to be transmitted wirelessly; and (b) Prohibiting the transfer of personal information to any portable device unless such transfer has been approved in advance by Health Net; provided further that any such personal information to be transferred to a portable device must be encrypted; and (ii) Implement and maintain a Written Information Security program as required by 201 CMR 17.00.

The Addendum, as amended by this Addendum, shall apply equally to PHI, ePHI and "personal information." Personal information means a Massachusetts resident's first name and last name or first initial and last name in combination with any one or more of the following data elements that relate to such resident: (a) Social Security number; (b) driver's license number or state-issued identification card number; or (c) financial account number, or credit or debit card number, with or without any required security code, access code, personal identification number or password, that would permit access to a resident's financial account; provided, however, that "Personal information" shall not include information that is lawfully obtained from publicly available information, or from federal, state or local government records lawfully made available to the general public.

AMENDED AND RESTATED

MASTER SERVICES AGREEMENT

STATEMENT OF WORK #1 (CLAIMS MANAGEMENT SERVICES)

AMENDED AND RESTATED

MASTER SERVICES AGREEMENT

STATEMENT OF WORK #1 (CLAIMS MANAGEMENT SERVICES)

This Statement of Work #1 (*Claims Management Services*), dated November 21, 2014, but effective as of November 2, 2014 ("the ***SOW Effective Date***"), is made by and between Health Net, Inc., a Delaware corporation with its principal place of business located at 21650 Oxnard Street, Woodland Hills, California 91367 ("***Health Net***"), and Cognizant Healthcare Services, LLC ("***Supplier***"), a Delaware corporation having an office at 500 Frank W. Burr Blvd., Teaneck, New Jersey 07666 (each, a "***Party***" and collectively, the "***Parties***"). This SOW #1 (*Claims Management Services*) is entered into and shall be governed by the terms of that certain Amended and Restated Master Services Agreement entered into between the Parties dated November 21, 2014 (the "***Agreement***"). This Statement of Work #1 (*Claims Management Services*) replaces and supersedes in all respects the Statement of Work #1 dated November 2, 2014.

1. INTRODUCTION

1.1 Background & Purpose

This SOW #1 (*Claims Management Services*) describes the Claims Management Services Supplier will provide for Health Net, as such Services are defined in Exhibit A (*Claims Management Services*) to this SOW #1 (*Claims Management Services*), and sets forth certain terms and conditions relating to them, including, among other things:

(a) The scope of the Claims Management Services;

(b) The Solution Supplier will use to perform and deliver them;

(c) The Operational Service Levels Supplier will meet in providing them;

(d) The Key Supplier Positions applicable to them; and

(e) The Subcontractors (if any) approved by Health Net to provide certain of them.

1.2 Structure

This SOW #1 (*Claims Management Services*) is comprised of this cover document and the following Exhibits:

Table 1: Exhibits to SOW #1 (*Claims Management Services*)		
Item #	**Exhibit**	**Purpose of Exhibit**
1	Exhibit A (*Services*)	Describes the scope of the Claims Management Services.

Table 1: Exhibits to SOW #1 (*Claims Management Services*)		
Item #	**Exhibit**	**Purpose of Exhibit**
2	Exhibit A-1 (*Solution Description*)	Describes Supplier's solution for the provision of the Claims Management Services and includes as exhibits: • Exhibit A-1-1 (*Approved Service Delivery Centers*) • Exhibit A-1-2 (*Service Delivery Configuration at the Completion of Phase 2*)
3	Exhibit A-3 (*Organizational Chart*)	Identifies the Health Net roles being transferred to Supplier or displaced by Supplier roles as a result of the execution of this SOW #1 (*Claims Management Services*).
4	Exhibit B-1 (*Operational SLAs*)	Identifies the Operational Service Levels applicable to the Claims Management Services.
5	Exhibit D (*Key Supplier Positions*)	Identifies the Key Supplier Positions applicable to the Claims Management Services.
6	Exhibit H (*Subcontractors*)	Identifies the Subcontractors approved by Health Net to provide certain of the Claims Management Services.

2. DEFINITIONS

Capitalized terms used but not defined in this SOW #1 (*Claims Management Services*) shall have the meanings given them in the Agreement.

3. APPLICABILITY OF THE AGREEMENT

This SOW #1 (*Claims Management Services*) is hereby made a part of, and is subject to and governed by, the Agreement. This SOW #1 (*Claims Management Services*) is one of the Initial Statements of Work executed under the Agreement.

IN WITNESS WHEREOF, Health Net and Supplier have each caused this SOW #1 (*Claims Management Services*) to be signed and delivered by its duly authorized officer, all as of the SOW Effective Date set forth above.

Health Net, Inc.	**Cognizant Healthcare Services, LLC**
By:______________________________	By:______________________________
Print Name: ______________________	Print Name: ______________________
Title: ___________________________	Title: ___________________________
Date:____________________________	Date:____________________________

EXHIBIT A

CLAIMS MANAGEMENT SERVICES

1. INTRODUCTION

1.1 General

(a) In general terms, the "***Claims Management Services***" or "***Claims Services***" are Functions associated with the review, editing, validation and processing of a Claim from receipt through settlement for all geographies and lines of business requested by Health Net (unless expressly excluded under this Agreement), including the following activities:

(i) Receipt, assessment, and entry into the Claims processing and imaging platform(s) and system(s) (the "***Claims System(s)***") of Claims and Claim-related collateral;

(ii) Validation and processing of Claims; and

(iii) Post-payment activities, including adjustments of Claims and recovery of monies.

(b) The Claims Management Services are more fully described in Section 3, and include the Cross Functional Services described in Section 3 of Schedule A (*Cross Functional Services*) and the Functions included as part of the Embedded Processes described in Section 4 of Schedule A (*Cross Functional Services*), each as they relate to the Functions included as part of the Claims Management Services. For clarity, this includes Supplier's responsibility to manage all activities performed under Managed Third Party Contracts in accordance with Section 3.8 of Schedule A (*Cross Functional Services*). Supplier shall perform the Claims Management Services, except for those Functions that are expressly identified as retained Health Net responsibilities in Section 2 below. For purposes of clarity, the Party that is assigned responsibility for a Function as per the designations in Section 2 is also responsible for the Embedded Processes applicable to that Function.

(c) In addition to those Functions specifically designated in this Statement of Work as Functions for which Supplier is responsible, the Claims Management Services to be performed by Supplier include all Functions performed by or associated with the roles in the Claims Management Organization Chart set forth in Exhibit A-3 (*Claims Management Organization Chart*), all of which are either being transferred to Supplier or displaced by Supplier roles as a result of the execution of this Statement of Work. Such Functions will be deemed to be part of the Claims Management Services to be performed by Supplier as if expressly set forth in this Statement of Work.

(d) In addition to the retained Health Net responsibilities expressly identified in this Exhibit A (*Claims Management Services*), and in addition to and without limiting Health Net's rights under the Terms and Conditions, Health Net may perform quality reviews and audits of Supplier's performance of the Claims Management Services in accordance with the Terms and Conditions. For the avoidance of doubt, Health Net is not obligated to perform any level of such quality reviews and activities, except to the extent required by applicable Law.

(e) Supplier shall generate and provide to Health Net (i) each operational report generated prior to the BPaaS Services Commencement Date, unless and until Health Net confirms in writing that

such operational report is no longer required, (ii) such other operational reports as Health Net may reasonably request from time to time, and (iii) such modifications to or replacements for the foregoing reports as may be necessary to reflect changes to and evolutions of the Claims Management Services during the term of this Statement of Work."

1.2 Definitions

(a) Certain Terms.

(i) "***Provider Inquiry***" means any written provider correspondence (A) resulting in a grievance, or (B) regarding the status or outcome of claims, claims-related transactions, PDRs, or (C) any other correspondence received that Health Net designates as a Provider Inquiry. Provider Inquiries include Provider Disputes, PDRs and Provider Appeals.

(ii) "***Provider Dispute***" or "***PDR***" or "***Provider Appeal***" is a written notice from a provider to Health Net that: (a) challenges, appeals or requests reconsideration of a claim (including a bundled group of similar multiple claims) that has been denied, adjusted or contested; (b) challenges a request for reimbursement for an overpayment of a claim; or (c) seeks resolution of a billing determination or a contractual dispute. For clarity, in California the nomenclature used for these appeals is Provider Dispute or PDR, and in Oregon and Washington, the nomenclature used is Provider Appeal. References to the term "PDR" will refer collectively to Provider Disputes and Provider Appeals.

(iii) "***Service Form***" or "***SF***" means the electronic service form that results in a permanent record that is used to document contacts, both internal and external to Health Net.

(b) Capitalized terms not defined in this Section 1.2(a) shall have the meanings given them elsewhere in this Exhibit A or elsewhere in this Agreement, including Schedule W (*Glossary*).

2. RESPONSIBLE PARTY

The following table sets forth the responsible party for the Claims Management Services. The headings have the following meaning: (i) Line of Business is inclusive of Commercial, Medicare, SHP, Arizona AHCCCS, Dual Eligibles, Performance Groups, MHN, Life & Disability; and (ii) Regions are inclusive of California, Oregon, Washington, Arizona, and North East business. The exclusive Onshore Activities are as follows: Arizona AHCCCS, Performance Groups (UC, Boeing, Verizon, and Southern California Edison (SCE)), Legal, Provider Reimbursement Specialists, and Vendor Oversight.

Process/ Function ID	Process/Function Name / Description	Line of Business (LOB)	Region	Resp. Party Supplier	HN
3.1	Claims Acquisition	All	All	X	
3.2	Claims Adjudication	All	All	X	

Process/ Function ID	Process/Function Name / Description	Line of Business (LOB)	Region	Resp. Party Supplier	HN
3.3	Claim Adjustment & Post Pay Activities	All	All	X	
3.4	Other Claims Functions				
3.4(a)	Life and Disability Processing	All	All	X	
3.4(b)	CMS Incentives	All	All	X	
3.4(c)	Perform QCare/File Net MediCal Testing	SHP	California	X	
3.4(d)	Performance Group Processing	All	California, AZ, MHN	X	
3.4(e)	Reinsurance	All	All	X	
3.4(f)	Manual Claims Processing	All	Arizona/North East	X	
3.4(g)	Legal Services Support	All	All	X	
3.4(h)	Medicare Secondary Payer Requests (MSPs) – currently falls within the PDR unit	Medicare	All	X	
3.4(i)	Pay and Recover	All	California	X	
3.4(j)	Accumulator Updates	All	All	X	
3.4(k)	REPER Processing	All	All	X	
3.4(l)	Compliance	All	All	X	
3.4(m)	Financial/Reporting Analytics	All	All	X	
3.4(n)	Vendor Oversight/Liaison	All	All		X
3.4(o)	Disaster Recovery	All	All	X	
3.4(p)	Privacy Incidents/Reporting	All	All	X	
3.4(q)	Provider Reimbursement Specialists	All	All	X	
3.4(r)	Shared Risk Discrepancy	All	California	X	

Process/ Function ID	Process/Function Name / Description	Line of Business (LOB)	Region	Resp. Party Supplier	HN
3.4(s)	Pre-Pay Audit Functions	All	All	X	
3.4(t)	Recovery Functions	All	All	X	
3.4(u)	Desk Top Policy and Procedures	All	All	X	
3.4(v)	Clerical Functions	All	All	X	
3.4(w)	Eligibility Guarantee	All	All	X	
3.4(x)	TP 2020 Professional Bundled Services	All	All	X	
3.4(y)	Claims Development for Medicare Non Par and High Dollar Claims	Medicare	All	X	
3.4(z)	RFP Responses for Nonperformance Groups	All	All	X	
3.4(aa)	Compliance and Regulatory Affairs	All	All	X	
3.4(bb)	SOX / SARBANES controls	All	All	X	
3.4(cc)	EDI	All (Excludes Life and Disability)	All	X	
3.4(dd)	Claims Reporting	All	All	X	
3.4(ee)	Benefit Testing Team	All (excludes MHN)	All	X	
3.4(ff)	Claims Project Team	All	All	X	
3.4(gg)	Manual Claims Accumulator Team	All (Excludes Life and Disability)	All	X	
3.4(hh)	Audit Support Services	All	All	X	
3.4 (ii)	Claims Policy Support	All	All	X	

3. CLAIMS MANAGEMENT SERVICES

3.1 Claims Acquisition

Claim acquisition Services are those Functions associated with the receipt of Claims and Claim-related collateral and information and uploading such documentation and information into the applicable Claims System(s) in preparation for adjudication. Supplier shall perform the Claim acquisition Services, including those Functions listed in the roles and responsibilities table below, except for those Functions that are expressly identified as retained Health Net responsibilities in the roles and responsibilities table below.

	Responsible Party	
Roles and Responsibilities	Supplier	HN
1. Identify and re-route Claims and Claim-related collateral that were not mailed to the proper address.	X	
2. Receive hardcopy paper-form Claims and Claim-related collateral, and perform the following activities: a. date stamp all pages, b. create a scanned images of all pages, c. convert the information contained in such documentation to data files (e.g., using OCR functionality combined with manual data validation and correction), and d. make available the scanned images and data files for uploading into the applicable Claims System(s).	X	
3. Transmit EDI files containing claim information to Health Net for uploading into the applicable Claims System(s). Examples of EDI files that are received include inbound Claims and Claims-related collateral / inquiries.	X	
4. Upload the scanned images and data files into the applicable Claims System(s). Assign document control numbers to each Claim. Manually key, from the Claim images, all Claim information that is not automatically uploaded into the applicable Claims System(s).	X	
5. For Claim information submitted directly from Providers via a spreadsheet, manually enter such data directly into, and create the associated Claims in, the applicable Claims System(s). Follow-up with the applicable Provider as needed to obtain missing data or corrected data, including by making telephone calls to Providers. Retain electronic and hardcopy versions of the spreadsheets. For the avoidance of doubt, this is the pay and recovery process.	X	
6. Receive, review, analyze and enter data (including manually, where necessary) into the applicable Claims Systems of prior period Claims history, and deductible and out-of-pocket expenses. For the avoidance of	X	

Roles and Responsibilities	Responsible Party Supplier	HN
doubt, this is the manual cross-accumulator process.		
7. For Claims that are pended because of a failure to identify or match a Member or Provider: a. Verify the existence or non-existence of an active Member or an appropriate provider record for the Claim in question, as applicable; b. If the provider exists, update the information on the Claim in order for the Claim to be adjudicated and continue the adjudication process for that Claim; c. If the provider record does not exist, create an Service Form and provide to Health Net all necessary information to have the provider record added, and once the provider record is established, update the Claim and continue the adjudication process; and d. If an active Member does not exist, contest the Claim and return it to the sender.	X	
8. Route the Claim or other electronically submitted transaction type (e.g., 270/271) to the appropriate adjudication / processing workflow.	X	

3.2 Claims Adjudication

Claims adjudication Services are those Functions associated with adjudicating Claims, including by processing Claims to completion in accordance with Health Net Policies. Supplier shall perform the Claims adjudication Services, including those Functions listed in the roles and responsibilities table below, except for those Functions that are expressly identified as retained Health Net responsibilities in the roles and responsibilities table below.

Roles and Responsibilities	Responsible Party Supplier	HN
1. Validate that the Claim information in the applicable Claims System(s) is correct, accurate and complete, including by comparing the information contained in the applicable Claims System(s) with the information contained on the Claim, Claim image or supporting documentation. Information to be validated includes: a. Member information, including name, date of birth, eligibility, authorization function, and date of service; b. Provider information, including tax ID number (with relevant "suffixes" and/or Provider ID number), assignment of benefits flag,	X	

Roles and Responsibilities	Responsible Party Supplier	 HN
account number, billed amount, referring physician and facility name (if available). For Claims that do not have the servicing provider loaded in the applicable claims processing system: i. Route the claim to the applicable team to have the provider record added and monitor the system for notification that such record has been added; and ii. Once the provider record is established, update the Claim and continue the adjudication process for that Claim. c. Coordination of benefit ("COB") information, including by making sure all non-Health Net insurance company information listed on explanations of benefits documentation attached to the Claim match the coordination of benefit information in the system. i. If Health Net is not the primary insurer for the Claim, validating that all information regarding the primary insurance that is required for the Claim to be processed is attached to the Claim (e.g., if there is a primary insurance company, that there are Explanations of Benefit from such insurance company). If such documentation is not attached, requesting such documentation, and ii. If there is a discrepancy between the COB information provided on the Claim and the COB information contained in the claims processing system, notify the person/team responsible for maintaining the COB information in the system in order to research and resolve such discrepancy prior to finishing the adjudication of the affected Claim; iii. Supplier will perform all services in respect to COB investigation including making outbound phone calls to members, providers, facilities, written communications and will update the COB maintenance screens accordingly. All COB inquiries should be completed within five (5) business days unless the claim in question is facing interest penalties and or going out of compliance. At that point, Supplier must make the appropriate attempts to avoid penalties and going out of compliance by performing related functions in fewer than five (5) days. d. Diagnosis information, including the Provider's diagnosis, and whether or not it is a Claim for which Health Net has a contract with a Provider (a "***Contracted Claim***"); e. Claim information, including billed amount, specific health care plan, detail around each line item submitted (e.g., if there is both an office visit and a lab test, there should be two separate line items for each); and f. All secondary information that is required for the Claim to be		

Roles and Responsibilities	Responsible Party Supplier	HN
processed is attached to the Claim (e.g., if there is a secondary insurance a company, that there are Explanations of Benefit from such insurance company).		
2. Complete missing information using all available resource material. If the missing information is not available, requesting the missing information via written correspondence or telephone calls, as required by Health Net Policies or Applicable Laws, to Providers and/or Members. a. To the extent such information is obtained, enter such information into the applicable Claims System(s) and request resubmission of the Claim (and if received, scan and upload the revised or additional Claim or Claim-related collateral into the applicable Claims System(s)). b. To the extent such information cannot be obtained, deny or contest the claim, as applicable, in accordance with Health Net Policies, and send the appropriate communications advising the Member or Provider, as applicable, of the missing information. c. In all cases, log all correspondence in the applicable Claims System(s).	X	
3. Review and address all system edits.	X	
4. Validate the following with respect to each Claim: a. The eligibility information associated with a Claim, including whether the Member is a valid Member of a group for the date of service, whether the Provider was eligible to provide service to the Member (e.g., Member/Provider matching, as required by the applicable Benefit Plan), and whether the Member was eligible to receive services; b. The Claim was submitted in accordance with the Member's policy (e.g., service usage limits, out-of-network restrictions, pre-certification requirements) and/or the Provider's policy; c. That coverage is provided for procedures and services listed on a Claim as part of the Member's benefits; and d. All necessary authorizations have been granted and medical determinations have been made (e.g., whether the service was deemed medically necessary). i. To the extent that authorizations or medical determinations are missing or do not align with the information on the Claim, route such Claim to the applicable person/team responsible for reviewing such information. ii. Upon receiving feedback from the applicable person/team responsible for reviewing authorizations and making medical determinations, update the information in the applicable Claims	X	

Roles and Responsibilities	Responsible Party Supplier	HN
System(s).		
5. Identify and deny Claims submitted more than one time for the same procedure and/or service (including by running adhoc reports). For potentially duplicate Claims, perform the following: a. If the later Claim is not a duplicate of the original submission, enable that later Claim to continue through the process. b. If the later Claim is identified as a partial or complete duplicate (e.g., if the original submission was for the same services) of the original submission, review the original submission to determine if the original submission or any portion thereof was correctly contested. c. If any portion of the original submission was incorrectly contested, enable the original Claim to continue through the process by manually reentering the Claim in the applicable Claims System(s) using the original Claim receipt date. Also allow the later Claim to continue through the process, but ensure that the later Claim (or line items on a Claim) will be denied as a duplicate. After manually processing the corrected services, cancel the contested letter of the originally submitted claim. d. If any portion of the original submission was correctly contested, and the later Claim does not contain the missing information, enable that later Claim to continue through the process and re-contest. e. If any portion of the original submission was correctly contested, and the later Claim contains the missing information, correct those components of the original Claim that were incorrect or missing to enable the original Claim to continue through the process or re-enter the information including cancelling the original contest (using the date of receipt when the corrected information was provided). Also, allow the later Claim to continue through the process, but ensure that the later Claim (or line items on a Claim) will be denied as a duplicate.	X	
6. Identify potentially fraudulent Claims and route them to Health Net for further review. At the direction of Health Net (including as to whether any such Claim should be approved or contested), continue the Claims adjudication process for such Claims.	X	
7. Determine the amount of the benefit and calculate the Member's liability (to the extent the applicable Claims System does not automatically do so), in each case in accordance with the Member's benefits, Health Net's contract with the Provider and Health Net Policies, including by: a. In accordance with Health Net Policies, submitting non-Contracted Claims to the applicable Health Net's third party pricing vendor to	X	

Roles and Responsibilities	Responsible Party Supplier	HN
determine possible discount pricing for such Claims (and confirm the same number of Claims submitted are received back), and i. Validating that the same number of Claims submitted to third party pricing vendors are processed and received back, and ii. To the extent the third party pricing vendor cannot completely price the Claim, performing the activities described in 7.b below; b. For (x) Contracted Claims, (y) Claims that go to a third party pricing, but for which the third party pricing vendor cannot completely price the Claim, and (z) other Claims that do not go to a Health Net third party pricing vendor, manually price the Claim, including by: i. researching pricing (e.g., using appropriate websites (as designated by Health Net) pricing tools and published fee schedules (e.g., for Medi-Cal, Medicare) to obtain the correct price, coordinating and working with Health Net as necessary printing out the pricing sheets used to perform the manual pricing, and scanning and attaching those pricing documents into the applicable Claims System(s)); ii. applying the coordination of benefit amount, if any; iii. calculating, where necessary, the "usual and customary" amount, including by considering all factors based on the type of plan (e.g., in-network versus out-of-network, emergency services); and iv. as applicable, determining, either manually (e.g., my using on-line Division of Financial Risk (DOFR) tools) or automatically (e.g., by executing the DOFR module linked to the claims processing system), the appropriate risk factor to determine whether a Participating Provider Group (PPG) is responsible for all or part of the Claim. 1. Except as described in Section 7.b.iv.2, below: a. To the extent a PPG is responsible for all of the Claim, deny such Claim and forward the Claim to the PPG; and b. To the extent a PPG is responsible for part of the Claim, process and pay that portion of the Claim for which Health Net is responsible, and perform the activities described in 7.b.iv.1.a, above, with respect to that part of the Claim that is the responsibility of the PPG. 2. At the specific direction of Health Net in certain circumstances: a. Manually over-ride the system and process Claims that are the PPG's responsibility, and		

Roles and Responsibilities	Responsible Party Supplier	 HN
b. Enter the necessary information into the applicable Claims System(s) so that there is a capitation deduction made against that PPG.		
8. Resolve all issues related to a Claim that are identified either by Supplier's Quality Audit Services described in Section 3.4(hh), including: a. Reviewing requests to correct Claims adjudication errors; b. Contesting such requests in accordance with Rebuttal Process described below in Exhibit A-2; and c. Correcting all errors in the claims processing systems.	X	
9. Appropriately code each Claim in the applicable Claims System(s) at all stages during the processing of the Claim, including by using the following coding categories as applicable: a. Pending the Claim, using the appropriate pending codes (as determined in accordance with Health Net's policies and procedures), if other processes or Health Net business units need to investigate any aspect of the Claim. Examples of potential pend (which may differ across the different claims processing system(s)) include provider update, eligibility, configuration health services (e.g., unlisted codes, missing authorizations), review with team lead or supervisor, high dollar claims exceeding Supplier's management dollar authority limit. b. Contesting the Claim if additional information or documentation is required from the Employer Group, Member or Provider, including by coding the Claim as contested, adding a detailed description around what is required in order to continue processing the Claim, and requesting the appropriate notification letter; and c. Denying Claims that do not meet eligibility requirements, including by coding the Claim with the appropriate denial code, and adding a detailed description of why the Claim was denied.	X	
10. Taking appropriate action to resolve (or effectuate the resolution of), using all available resource material, pended Claims in a timely manner, including by, on a daily basis, monitoring and resolving where possible pended claims and ensuring escalation of any Claims that remain pended for a longer period of time than permitted by Health Net policies and procedures.	X	
11. Once Supplier has received additional documentation for Contested Claims or previously processed Claims, then as applicable, upload the information into the applicable Claims System, attach the image to the appropriate Claim and complete the Claims adjudication process.	X	

Roles and Responsibilities	Responsible Party Supplier	HN
12. Once adjudicated, if the Claim requires a manual check, returning that Claim to Health Net for manual check processing.	X	
13. For Claims processed in the QCare Claims System, balance Health Net's check register against the reports from QCare and approve the release of the checks; perform trending analysis over prior months and identify large variances in the dollar amounts. If significant variances are identified, notify the applicable Health Net groups in accordance with Health Net Policies. For Claims processed in the QCare or MC400 Claims Systems, coordinate regularly with Health Net's OCOE to ensure that checks are printed and mailed on time (including to account for holidays).	X	
14. While Claims Adjudication does not have any specific Medicare Part C & D Star Ratings, Claims Adjudication plays a significant part in the customer experience. Supplier must ensure that the current Star measures are not directly impacted in a negative manner. Current Star Ratings (which can change quarterly or yearly by CMS) impacted by Claims Adjudication include: - C22 Customer Service - C24 Overall Rating of Plan - C26 Complaints about the Health Plan - C27 Beneficiary Access & Performance Problems - C28 Member Choosing to Leave the Plan - C29 Improvement - C30 Plan Makes Timely Decisions about Appeals (Member appeals portion) - C31 Reviewing Appeals Decisions (Member appeals portion) - D02 Appeals Auto-Forward (Applies to Members only) - D03 Appeals Upheld (Applies to Members only) - D04 Complaints about the Drug Plan - D05 Beneficiary Access & Performance Problems - D06 Member Choosing to Leave the Plan - D07 Improvement	X	
15. At the request of Health Net, for (a) unique and/or difficult contract administration of provider contracts, or (b) with respect to processing trends that are identified, which are not meeting service level objectives, the Responsible Party may create specialized units or identify dedicated team members to achieve or remediate service level objectives.	X	

3.3 Claim Adjustment and Post-Pay Activities

Claims adjustment and post-pay Services are those Functions associated with the adjustment of Claims, the recovery of monies overpaid to Members (if applicable) or Providers, and other post-pay related activities. Supplier shall perform the Claims adjustment and post-pay Services, including those Functions listed in the roles and responsibilities table below, except for those Functions that are expressly identified as retained Health Net responsibilities in the roles and responsibilities table below.

Roles and Responsibilities	Responsible Party	
	Supplier	HN
1. Respond to inquiries from the Contact Center or Health Net to facilitate resolution of Member grievances and appeals, including by determining whether any errors were made during the Claims adjudication process.	X	
2. Receive (either directly or via the Contact Center), track, and resolve Provider Claims disputes (e.g., regarding allegedly incorrectly processed Claims) and inquiries (e.g., questions regarding reimbursements, billings and payments associated with services they have performed), including as required by Exhibit A-1 to this Exhibit A. This applies to all Lines of Business, including Medi-Cal (SHP).	X	
3. There are specific Medicare Part C & D Star Ratings pertaining to Provider Appeals. Supplier must ensure that these Star items are met in accordance with the Service Levels in Exhibit B-1 (*Operational SLA's*).	X	
4. Supplier to cooperate and coordinate with Health Net review nurses for clinical determinations.	X	
5. Respond to inquiries from Health Net regarding adjudicated Claims, including as a result of Health Net's post-pay audit activities or other focused auditing, regulatory reviews, legal research, or similar activities.	X	
6. Perform post-payment review and auditing to identify errors in the Claims adjudication Services, including as a result of missed or incorrectly applied coordination of benefits, retroactive terminations and/or reinstatements, or otherwise resulting from Supplier error. For the avoidance of doubt, this is in addition to (and not in lieu of) any post-payment review and auditing performed by Health Net or a Health Net third party recovery vendor pursuant to item #11.	X	
7. Research and review errors related to Claims that are identified or determined as a result of items 1- 5, above, or otherwise determined by Health Net or Supplier, and determine whether the original Claim determination should be upheld (i.e., no changes needed) or overturned (an adjustment is required), including by following up with the applicable Provider and/or coordinating with other Supplier and Health Net groups (e.g., Health Net legal, Health Net's provider network management team). Such research and review shall include:	X	

Roles and Responsibilities	Responsible Party Supplier	HN
a. performing the relevant Claims adjudication Services to determine the validity of the Claim (e.g., eligibility determinations, authorizations obtained, covered service determinations, etc.), and b. coordinating with other teams as needed to determine the validity of the Claim (e.g., Medical Management in the case of validating the authorizations). Document, where necessary, such determination in the applicable Claims System(s) and/or other documentation, as required by Health Net Policies.		
8. Respond to and resolve Claims-related inquiries (including requests for ad hoc reports) from other Towers and other Health Net business units.	X	
9. For incorrectly processed Claims, perform the necessary activities in the applicable Claims System in order to correct such Claim. a. If an adjustment is required in order to pay additional monies to a Member or Provider, enter the adjustment in the applicable Claims System (including entering the appropriate date information based on Health Net Policies) and perform all necessary Claims adjudication Services based on the new, updated or corrected information. b. If a receivable is required in order to collect overpaid amounts, create such receivable in the applicable Claims System(s) and commencing recovery efforts as described in item #10.	X	
10. Perform a root cause analysis to determine the cause of the problem resulting in an adjustment request and taking such action as necessary to prevent the problem from reoccurring.	X	
11. For incorrectly processed Claims that resulted in an overpayment to a Member or Provider, determine whether any such payment made is recoverable (including in accordance with Laws, Regulators, contracts and Health Net Policies, or otherwise at the direction of Health Net). Overpayments to Members are only recoverable at the express direction and approval of Health Net. For any such payment that is recoverable, recover such monies in accordance with Laws and Health Net Policies, including as follows: a. Where permitted by Law, Regulators, contracts and Health net Policies or otherwise at the direction of Health Net, automatically deducting such amounts from future payments to the Member or Provider, b. Sending notification letters, c. As requested by Health Net, coordinating with a Health Net third party collection agency for them to attempt to recover such amounts, and	X	

Roles and Responsibilities	Responsible Party Supplier	 HN
d. Update the applicable Claims System(s) as necessary to (i) reflect recovery of any such amounts or (ii) in accordance with Health Net Policies or otherwise only to the extent Health Net has approved for amounts not recovered, reflect write-off of any such amounts. For the avoidance of doubt, this is in addition to (and not in lieu of) any recovery efforts performed by Health Net or a Health Net third party recovery vendor pursuant to item #11.		
12. In coordination with a Health Net third party recovery vendor: a. Perform post-payment review and auditing to determine any payments made in error and potential recovery amounts, b. If an overpayment to a Member or Provider is identified, determine whether any such payment made is recoverable (including in accordance with Laws and Health Net Policies), and c. For any such payment that is recoverable, recover such monies in accordance with Laws and Health Net Policies. Such recover efforts include sending notification letters and/or making phone calls to the applicable Member or Provider. If recovery is obtained, all relevant information and monies to Health Net or Supplier, as applicable.	X	
13. Upon notification by Health Net, update the applicable Claims System(s) as necessary to reflect the adjustment required as determined by item #11 and the recovery of the applicable monies.	X	
14. Determine if a Claim is eligible for subrogation, and initiate subrogation process and collections in accordance with regulatory guidelines.	X	
15. Perform the following finance-related activities associated with Claims processing: a. Upon notification by Health Net, post all refunds and credits to applicable Claims System(s), including by coordinating with other Supplier and Health Net groups to identify the correct Member associated with the refund/credit; update all logs required by Health Net, including Health Net's finance organization. b. Receive and process check void requests in the applicable Claims System(s). c. Receive stop payment requests (or otherwise discover the need to issue a stop payment); complete a check tracer to confirm that the check has not been cashed; record the stop payment in the applicable Claims System; and if applicable from the stop payment request, designate that the check should be re-issued and specify the appropriate payee	X	

Roles and Responsibilities	Responsible Party Supplier	HN
for such re-issue. d. Identify (in accordance with Laws and Health Net Policies) stale-dated payments to Members or Providers that have not yet been deposited, including by completing a check tracer to confirm that the check has not been cashed; submit, as applicable, a check void request or a check stop payment request to the Check Void Support or Check Stop Payment Support Processes, respectively; determine whether the check should be re-issued and notify the Check Re-Issue Process accordingly. e. Designate in the applicable Claims System(s) that a check needs to be re-issued, and confirm/specify the appropriate payee information for such re-issue. f. As required by Health Net Policies, monitor Member accounts in order to identify all the Negative Vendor Records; research and review the Negative Vendor Records to determine the cause of the Negative Vendor Record; and correct Negative Vendor Record in the applicable Claims System(s), including by processing the Negative Vendor Record in the appropriate order so that such record posts as a positive result. "***Negative Vendor Record***" means a record in the applicable Claims System(s) that indicates that an account maintains a negative balance. g. Review the tax lien report prepared by Health Net and stop the applicable checks from being mailed to the payee; submit a check void request to the Check Void Support Process for the original check; re-enter the Claim, and include all notes in the applicable system – to insure all year end reporting is accurate (1099's).		

3.4 Other Claims Functions

Other Claims Functions are those additional Functions described in this Section 3.4 related to the Claims Management Services not already addressed in Sections 3.1 through 3.3. Supplier shall perform the additional Claims Management Services, including those Functions listed in the roles and responsibilities table below, except for those Functions that are expressly identified as retained Health Net responsibilities in the roles and responsibilities table below.

(a) Life and Disability Processing and NYHCRA payments

Roles and Responsibilities	Responsible Party Supplier	HN

Roles and Responsibilities	Responsible Party Supplier	 HN
1. In accordance with Health Net Policies, preparing ((including manually **(100% manual – no core adjudication system))**, as required) and submitting to Health Net the appropriate written correspondence in the course of performing the Claims Management Services, including: a. Life Insurance Claims. Manually calculate including any applicable interest. b. Disability Insurance Claims. Manually calculate including any applicable interest. c. Monthly NYHCRA payments.	X	
2. Coordinating with Health Net business units as necessary to perform the Claims Management Services (e.g., coordinating with Health Net's medical management group and or legal if a determination is necessary in relationship to cause of death.	X	
3. Coordinate with beneficiaries in both written and verbal format (must have a dedicated phone number for contact) for additional information.	X	
4. Research, update and provide written communications to beneficiaries including but not limited to claim determination, request for information and any other applicable documents.	X	
5. Archive (as required by Law, this Agreement, and Health Net's Policy on records retention) Claims-related data and stored images of Claims and Claim-related collateral and retrieve such data and images as necessary to perform the Services or otherwise at the request of Health Net.	X	
6. Maintain daily inventory and report out to HN.	X	
7. Perform monthly reporting to finance.	X	
8. Remain compliant as identified by regulators and or HN policy.	X	

(b) CMS Incentives

Roles and Responsibilities	Responsible Party Supplier	 HN
1. In accordance with Health Net Policies, preparing ((including manually **(100% manual – no core adjudication system))**, as required) and	X	

Roles and Responsibilities	Responsible Party Supplier	HN
submitting to Health Net the appropriate written correspondence in the course of performing the Claims Management Services, including: a. CMS Incentives for the Medicare line of business for applicable claims on both ABS and MC400 as identified CMS regulations.		
2. Running of all applicable reports necessary to perform manual calculations.	X	
3. Perform Calculation Required.	X	
4. Request related incentive checks through the SAP system.	X	
5. Bind checks with appropriate back-up documentation and supply to mail services for mailing.	X	
6. Maintain appropriate back-up as required and defined by retention management.	X	
7. Perform appropriate reporting to finance.	X	

(c) Perform (QCare) MediCal and File Net Testing

Roles and Responsibilities	Responsible Party Supplier	HN
1. Perform QCare (core adjudication system) and File Net (work flow system) testing and validation of system enhancements, upgrades, benefits and any other functions necessary to insure accurate adjudication.	X	
2. Running of all applicable reports necessary to perform testing.	X	
3. Report out on testing results and provide "Go / No Go" decisions.	X	
4. Actively participate in BARR/Project creation and necessary meetings to support objective.	X	

(d) Performance Group Processing

Performance Groups are employer groups who have performance penalties assessed based on monthly, quarterly, semi-annual or annual outcomes. Typical penalties from a claims

standpoint are related to accuracy (all types), turn-around time, and or adjustment/re-work opportunities. There are Performance Groups for all respective regions including MHN. A list of performance groups will be attached with their corresponding goals in the P5 Metric Analysis labeled Performance Groups. **It should be noted that there are currently 4 specific performance groups that require all functions related to claims processing be performed onshore. This includes, triage, claims intake, provider disputes, adjustments, recoveries, medical management and any other function required to complete a claim. The 4 groups in question are as follows: Verizon, Boeing, UC and SCE with UC representing nearly 10% of the entire book of business for CA. This would apply to HNCA, HNOR, HNAZ and MHN.**

	Responsible Party	
Roles and Responsibilities	Supplier	HN
1. Process all claims, adjustments, and recovery functions in accordance with established contracts.	X	
2. Running of all applicable reports necessary to achieve desired outcomes.	X	
3. Insure segregation of duties between off-shore and off-shore claims processing to avoid fines, penalties or loss of group/revenue.	X	
4. Report out on a monthly basis to various leaders performance outcomes by group.	X	
5. Respond to and implement corrective action plans as necessary.	X	
6. Respond and prepare to outside out-side audits and site visits with in-person representation. Typically 2 – 4 audits per year.	X	
7. Create audit files for outside audit reviews.	X	
8. Initial response to all RFPs requests from sales and/or Health Net leadership for new and existing business.	X	
9. Provide final response on RFP requests after initial assessment performed.		X

(e) Reinsurance

Reinsurance Services are those Functions to provide Reinsurance claims processing to approximately 12 – 15 medial groups. In today's current environment there are system limitations based on the software needed to perform these functions off-shore. The team consists of approximately 13 associates (excluding leadership).

	Responsible Party

Roles and Responsibilities	Supplier	HN
1. In accordance with Health Net Policies, contracts and Provider Policy manually and systematically prepare reinsurance claims to be processed through ABS.	X	
2. Running of all applicable reports necessary to perform manual calculations.	X	
3. Perform Calculations Required.	X	
4. Enter related claims information into ABS for adjudication.	X	
5. Answer related questions/inquiries through either MACESS Service Forms and or by Phone from PPG and or Finance.	X	
6. Maintain appropriate back-up as required and defined by retention management.	X	
7. Perform appropriate reporting to finance on a monthly basis up to and including accruals for expected reimbursements.	X	

(f) Manual Claims Processing for NE and AZ MC400 Related Claims from 1/1/2015 forward (for claims with a received date equal to or greater than 1/1/2015).

	Responsible Party	
Roles and Responsibilities	Supplier	HN
1. Health Net will decommission the MC400 effective 1/1/2015 and will be required to perform manual claims adjudication for AZ and NE claims. a. 100% manual claims adjudication including but not limited to accumulator calculations, contract look-up, archiving, validation, mailing, collating checks and backers for appropriate regulator, responding to inquiries both in written and verbal format.	X	
2. Running of all applicable reports necessary to perform manual calculations.	X	
3. Perform Calculation Required.	X	
4. Request related incentive claims checks through the SAP system.	X	
5. Bind checks with appropriate back-up documentation and supply to mail services for mailing.	X	

Roles and Responsibilities	Responsible Party Supplier	HN
6. Maintain appropriate back-up as required and defined by retention management.	X	
7. Perform appropriate reporting to finance.	X	
8. Validating appropriate 1099 calculations.	X	

(g) Legal

Roles and Responsibilities	Responsible Party Supplier	HN
1. In accordance with Health Net Policies and Procedures, Supplier will support Health Net Legal Department with the following (currently a team of 6 individuals and one leader); a. Review of legal matters related to claims adjudication. This includes but is not limited to review of spreadsheets, analysis of underpayments and overpayments, manual calculations of claims and supply the Health Net Legal Team with said documents, spreadsheets and analysis. b. Production of claims related documents and electronically stored information in the course of discovery and in response to requests for production, subpoenas or civil investigative demands in all legal proceedings. c. Testify in a court of law, depositions and arbitrations and in connection with claims-related matters as well as participation in mediations and settlement meetings.	X	
2. Running of all applicable reports necessary to perform manual calculations at the request and direction of Health Net legal counsel.	X	
3. Respond within the applicable timeframe, which is typically one (1) to two (2) weeks, or defined by either the Health Net Legal Team or by the timeframes set in the litigation at hand with enough time for Health Net Legal to review.	X	
4. Perform calculations requested by or on behalf of Health Net legal counsel.	X	
5. Trend and analyze claims at the request and direction of Health Net legal counsel. In some instances this could be a random sampling or a complete	X	

Roles and Responsibilities	Responsible Party Supplier	HN
analysis of each claim identified.		
6. Support creation of policy changes as necessary and or system enhancements.	X	
7. Adjust claims as required.	X	
8. Maintain appropriate back-up as required and defined by records and Information Management Policy and Health Net Legal.	X	
9. Perform appropriate reporting to finance for reserve and actuarial purposes.	X	
10. Provide assistance and backup in handling of special claims projects for settlement and evaluation purposes of litigation risks at the request and direction of Health Net legal counsel. It is agreed and understood that the members of this team will perform tasks at the direction of Health Net legal Department; that any and all communications between Health Net's legal Department, it's in house and outside counsels and the members of this team are considered to be confidential and subject to attorney client privilege, the attorney work product doctrine and common interest Privilege.	X	

(h) Medicare Secondary Payor Request Team

Roles and Responsibilities	Responsible Party Supplier	HN
1. In accordance with Health Net Policies and Procedures, and CMS Guidelines, HN must respond to inquiries from either Employer Groups and or Medicare surrounding claims "possibly" incorrectly paid by Medicare as primary. a. Intake of request (typically request comes from Medicare hard copy paper). b. Date stamp, review, scan and acknowledge.	X	
2. Perform required research necessary to determine primacy.	X	
3. Respond within the requested/required time frame.	X	
4. Create adjustment in Claims adjudication system for payment.	X	

Roles and Responsibilities	Responsible Party Supplier	 HN
5. Adjust claims as required.	X	
6. Maintain appropriate back-up as required and defined by retention management.	X	
7. Update appropriate COB related screens.	X	

(i) Pay and Recover

Pay and Recover is typically defined as a service provided by a PPG that is HN risk that Health Net needs to reimburse related services back to the PPG within the contractual agreed upon time frames. (Primarily Sutter)

Roles and Responsibilities	Responsible Party Supplier	 HN
1. Intake of a pay and recover item typically comes in the form of a spreadsheet through a secured transmission to Health Net. Health Net has agreed upon contractual agreements to; a. Acknowledge spreadsheets. b. Review and respond to each claim item on the spreadsheet and return spreadsheet with responses. c. Perform multiple reconciliations with Sutter on disputed pay and recover items and "new day items." d. Work in conjunction with the PNAs and Legal Team in arbitrations/litigation specific to "pay and recover." e. Analyze reconciliations for possible settlements.	X	
2. Create a claim for each line item within ABS even if no payment is due.	X	
3. Respond back with each spreadsheet through the secured website back to Sutter.	X	
4. Insure that any member identified as a "performance group" member for any of the 4 specific performance groups are performed onshore for any "pay and recover" item.	X	
5. Retain spreadsheets in secure location as required by retention management.	X	

(j) Accumulator Updates

Roles and Responsibilities	Responsible Party Supplier	HN
1. Review requests received from multiple sources (contact center, Sales, direct correspondence, etc.,) in respect to incorrect accumulations.	X	
2. Running of all applicable reports (dump of data from various databases including but not limited to pharmacy, medical, mental health) necessary to perform manual calculations.	X	
3. Perform calculations requested to validate.	X	
4. Respond back to requestor within thirty (30) days or less of original receipt date.	X	
5. Adjust claims as required.	X	
6. Maintain appropriate back-up as required and defined by retention management.	X	

(k) REPER processing

A REPER is a claim that needs to be reprocessed, which is typically based on additional charges being added to an original claim, or additional information coming in to a previously contested claim.

Roles and Responsibilities	Responsible Party Supplier	HN
1. Review and process all REPER related claims within the regulatory time frames and or sooner based on contractual time frames such as "performance group processing).	X	
2. REPER analysis will also be done on a monthly basis and trends will be shared with senior leadership.	X	

(l) Compliance

Roles and Responsibilities	Responsible Party Supplier	 HN
1. Review, update and implement compliance regulations. This will include the following (incorporate HNCA, HNOR, HNAZ, HNWA, NE, MHN (all): a. In conjunction with HN Corporate Compliance (these individuals) will interpret compliance regulations and implementing necessary changes. b. Will also include the creating and implementation of project briefs through implementation and testing of any systematic changes. c. Training of associates on compliance related changes and or refresher of existing regulations. d. Participation in on-site HEDIS audit and follow-up on any items requested during the HEDIS audit.	X	
2. Validation of compliance reporting and metrics as necessary/required.	X	
3. Respond within the requested time frames defined by either the HN Legal Team or HM Compliance for guidance and interpretation.	X	
4. Final validation of existing regulations to ensure compliance.		X

(m) Financial Reporting/Analytics

Roles and Responsibilities	Responsible Party Supplier	 HN
1. Perform various functions to validate and insure appropriate integrity of data and will participate on monthly finance and quarterly calls.	X	
2. On a daily basis validate that the EIS (Everybody Information System) system is updated, current and correct. a. Discrepancies identified will be reported through the remedy system and key personnel supporting EIS. b. If necessary, participate in creation of BARR/Project to correct data and support testing and validation.	X	
3. Participate, analyze and provide data to finance/actuary in respect to Day 3 and Day 4 reporting on a monthly and quarterly basis.	X	

Roles and Responsibilities	Responsible Party Supplier	HN
4. Maintain and update monthly report card and do analysis on PDRs, REPERS, Denials.	X	
5. Do predictive modeling, analytics and forecasting and partner with Finance and Actuary on a daily, weekly, monthly, quarterly, semi-annual and annual basis.	X	
6. Approve/Validate Weekly QCare check registers for MediCal claims processing each Monday.	X	
7. Approve/Validate Weekly MC400 check registers and interest reports for MC400 related claims (NE and AZ) as identified for DOS prior to 1/1/2013.	X	
8. Monthly and Quarterly MTR reporting for Medi-Cal and MHN with supporting back-up. a. Maintain back-up in a secured location. b. Use appropriate tools for reporting.	X	
9. SOX Controls a. Validate all SOX Controls. b. Run all necessary reports for validation. c. Participate in SOX Audits. d. Respond to all SOX inquiries within established time frames either dictated by policy or auditor request for both pre-pay, and post SOX review.	X	
10. Maintain appropriate back-up as required and defined by retention management.	X	
11. Perform appropriate reporting to finance.	X	

(n) Vendor Oversight – List of Vendors to be included in Metric Analysis Document (excel document

Roles and Responsibilities	Responsible Party Supplier	HN

Roles and Responsibilities	Responsible Party Supplier	HN
1. In accordance with Health Net Policies and Procedures, support vendor oversight of multiple suppliers of related services for accurate, timely claims adjudication and will insure compliance and appropriate controls as necessary. Functions will include but will not be limited to the following: a. Validating incoming and outgoing file transmissions. b. Working with vendors via phone, email, and face-to-face on issues and discrepancies. c. Insuring privacy and compliance. d. Invoice validations and reimbursement through the creating of purchase orders and check requests. e. Insure Compliance. f. Work on system modifications/edits. g. Validate and request work orders. h. Collaborates with Internal Audit on site reviews and other reviews.		X

(o) Disaster Recovery

Roles and Responsibilities	Responsible Party Supplier	HN
1. Disaster Recovery – maintain disaster recovery plan and participate in all required disaster recovery activities. a. Applies to all HN Entities including MHN.	X	

(p) Privacy

Roles and Responsibilities	Responsible Party Supplier	HN
1. Respond to Privacy Incident Inquiries within one (1) to two (2) business days (applies to all HN entities including MHN). a. Investigate and analyze all privacy incidents brought forward related to claims processing, up to and including adjustments, reimbursement,	X	

Roles and Responsibilities	Responsible Party Supplier	HN
recoveries, edi, and paper submission and forwarding. b. Root cause where appropriate. c. Work with other related vendors and communicate in writing and via phone where/when necessary. d. Create formal CAPs (Corrective Action Plans). e. Implement corrective action plans, project briefs and or minor enhancements.		

(q) Provider Reimbursement Specialist

Roles and Responsibilities	Responsible Party Supplier	HN
1. Provider Reimbursement Specialist – Individual exempt associates assigned specific high profile accounts to analyze claims data and metrics to perform the following functions; a. Review various payment, denial, PPG liability trends. b. Act as a point of contact for providers/facilities to resolve systemic claims issues. c. Meet with individual providers in person and via phone for JOMT meetings. d. Partner with Provider Network Management in resolving complex issues. e. Recommend and or initiate policy updates f. Identify process efficiencies.	X	

(r) Shared Risk Discrepancy

Roles and Responsibilities	Responsible Party Supplier	HN
1. Share Risk Discrepancy Reporting a. Respond to PPGs/Sales surrounding discrepancy in respect to risk	X	

Roles and Responsibilities	Responsible Party Supplier	HN
determination in writing. b. Document and log related actions.		

(s) Pre-Pay Audit Functions

Roles and Responsibilities	Responsible Party Supplier	HN
1. Supplier will provide all pre-pay audit functions.	X	
2. Perform pre-payment review and auditing to identify errors in the Claims adjudication Services, including as a result of missed or incorrectly applied coordination of benefits, retroactive terminations and/or reinstatements, supplier error in claims adjudication, vendor error and all other related errors to insure complete and full compliance.	X	
3. Incorporated into the pre-payment functions until otherwise notified will maintain various inventory levels as identified by Health Net finance within audit (supplier must remain compliant).	X	
4. Supplier will provide pre-payment monthly metrics and will be required to educate, trend and analyze errors for process improvement.	X	

(t) Recovery Functions

Roles and Responsibilities	Responsible Party Supplier	HN
1. Supplier would take on the responsibility of all aspects of the recovery process. This includes but is not limited to; a. Creating recovery letters. b. Validating recovery letters for accuracy and grammar. c. Manual tracking recovery dollars via an excel spreadsheet. d. Posting recovery refunds in the core adjudication systems. e. Coordinating with Finance recovery refunds.	X	

Roles and Responsibilities	Responsible Party Supplier	HN
f. Working with collection agencies. g. Setting up recoveries in core adjudication systems. h. All scanning and clerical functions related to recoveries. i. Report to finance recovered dollars. j. Work adhoc reports identified by finance, network, call center associates and or others that identify potential and real recoveries. k. Work with recovery vendors and act as the liaison for related vendors such as: 1. Rawlings 2. AIM 3. CDR 4. HRI Trover (Trover Solutions). 5. Capital Recovery 6. GB Collects 7. Sovereign Receivables 8. HMS 9. RMS 10. HDI 11. CAQHC		
2. Solicited refunds will be processed within five (5) calendar days. 3. Non-Solicited refunds will be processed within thirty (30) calendar days.	X	
4. **Outbound phone** calls as appropriate to recover overpayments.	X	
5. Respond to **inbound phone** calls are appropriate to handle inquiries.	X	

(u) Desk Top Policy and Procedure Creation, Reviewing and Curriculum Development

Roles and Responsibilities	Responsible Party Supplier	HN
1. Create, validate and approve (as appropriate) desktop policy and procedures along with curriculum for training.	X	

Roles and Responsibilities	Responsible Party Supplier	 HN
2. Perform annual review of each desktop policy and procedure and update accordingly for all core adjudication systems and policies and procedures.	X	
3. Will hold weekly meetings to go over desk to policies and procedures and will be required to do the following: a. Coordinate with other operational departments for review and input to policies and procedures. b. Send out documentation to all "voting members" and validate responses and resolve discrepancies to responses. c. Internally disseminate to claims examiners and leadership policy updates. d. Train and conduct team meetings and insure materials are reviewed and keep supporting documentation of related review.	X	
4. Validate and update "National Policy" documentation related to claims adjudication and compliance. In addition, will update related policies as appropriate and seek appropriate approvals where necessary.	X	
5. Support development of claims curriculum and partner with the training department to deliver related curriculum.	X	
6. Ensure that materials, policies and procedures are delivered to appropriate claims teams timely and within all regulatory and compliance time-frames.	X	

(v) Clerical Functions

Roles and Responsibilities	Responsible Party Supplier	 HN
1. Support all related departmental clerical functions required. This includes but is not limited to (includes all HN entities as well as MHN). a. Review, date stamping, delivery of incoming mail (includes claims, correspondence, legal documents, miss-routed documents, etc. b. Photocopying and scanning of documents into appropriate workflow systems. c. Triaging of documents into work flow systems and or delivering of documents to appropriate personnel.	X	

Roles and Responsibilities	Responsible Party Supplier	HN
d. Ordering supplies for team members. e. Maintaining fax, photocopy machines and reporting outages. f. Inventorying documents received and reporting on a daily, weekly, monthly basis as appropriate. g. Deleting of claims after approval in core adjudication system (x-delete).		
2. QCare manual claims set-up. QCare is uniquely different then ABS and requires manual claims set up for certain adjustment types.	X	

(w) Eligibility Guarantee

Roles and Responsibilities	Responsible Party Supplier	HN
1. Perform eligibility guarantee calculations and adjudication using the Eligibility Guarantee Program and ABS and communicate results and or additional payment through ABS and manual notifications. a. Review, date stamping, delivery of incoming mail/claims/spreadsheets. b. Photocopying and scanning of documents into appropriate workflow systems. c. Enter results into ABS. d. Provide Finance/Actuary with monthly reporting of remaining inventoried claims.	X	

(x) TP 2020 Professional Bundled Services

Roles and Responsibilities	Responsible Party Supplier	HN
1. Perform onshore until Citrix compatibility can be resolved all functions related to transplant professional services using the TP20/20 system and ABS. a. Review, date stamping, delivery of incoming mail/claims/spreadsheets. b. Photocopying and scanning of documents into appropriate workflow	X	

Roles and Responsibilities	Responsible Party Supplier	HN
systems. c. Enter results into ABS. d. Provide Finance/Actuary with monthly reporting of remaining inventoried claims.		

(y) Claims Development for Medicare Non Par and High Dollar Claims

Roles and Responsibilities	Responsible Party Supplier	HN
1. Perform development functions through outbound phone calls. a. Supplier will do outbound phone call and development as per regulatory guidelines on Medicare related claims. b. Supplier will do outbound phone call and development on high dollar claims (typically billed amounts greater than 100,000.00) to obtain necessary information to avoid bouncing of claims between provider/facility and Health Net.	X	

(z) Request For Proposal Responses (for nonperformance groups)

Roles and Responsibilities	Responsible Party Supplier	HN
1. Respond to all requests for proposals. a. Supplier will partner with Sales and Product teams to supply data surrounding new business. b. Supplier will support Health Net with presentations and demonstrations to potential clients for new and existing business.	X	
2. Provide final response on RFP requests after initial assessment performed.		X

(aa) Compliance and Regulatory Affairs

	Responsible Party

Roles and Responsibilities	Supplier	HN
1. Designate a minimum of one SME to support compliance review and regulatory affairs. This individuals tasks include but are not limited to a. Review of All Plan Letters (APLs) from DHCS, Regulatory Notifications from CMS and other regulatory agencies. b. Initial interpretation of letters and documents and communicate findings to Health Net. c. Participate and assist with system design to implement new and or existing legislation. d. Develop Policies and Procedures. e. Support and cooperate with Health Net's Compliance Oversight Team.	X	

(bb) SOX/Sarbanes Controls

	Responsible Party	
Roles and Responsibilities	Supplier	HN
1. Ensure SOX/Sarbanes controls are in place. a. Interpret and validate controls. b. Run ad hoc reports for validation. c. Support and cooperate with HN's designated auditors.	X	

(cc) Electronic Data Interchange (EDI)

	Responsible Party	
Roles and Responsibilities	Supplier	HN
1. Perform a daily reconciliation of claims received by the various Clearinghouses (i.e., Emdeon, Capario, MD Online, Group Health Incorporated (GHI – Medicare Coordination of Benefits Contractor), Data Systems Group (DSG – Qcare hospital claims only) and their successful loading into multiple Claims Adjudication Systems (i.e., ABS, Qcare, Symphony, and MC400). There are SOX controls relating to these validations.	X	
2. Provide SOX Auditors documentation of the daily electronic claim loads to the various systems as requested. Part of this SOX audit process includes describing the process used to validate, any changes since the previous	X	

Roles and Responsibilities	Responsible Party Supplier	 HN
audit, and answering any questions from the SOX Auditors on either the process or the documentation.		
3. Answer the EDI Provider Number (800-977-3568) for various Provider EDI questions. Questions vary from why didn't the Plan receive my claims, how to sign-up for electronic remittance, and where is the specific transaction should certain data be submitted.	X	
4. Answer questions from various functional areas (i.e., Provider Network, Provider Reimbursement Specialist, Call Center, Appeals & Grievances, and Legal) relating to the EDI transactions.	X	
5. Current EDI transactions which are the responsibility of this team includes the 837I, 837P, 835, Claims Electronic Funds Transfer (EFT), 270/271 Eligibility, and the 276/277 Claim Status. Any additional future EDI transactions that are claims related would also be part of this team's responsibility such as the finalized ruling on the claims attachment format.	X	
6. Register providers for the electronic remittance (835) and/or the Claims EFT. Part of this process includes validating the correct account information with the bank as well as data entering information into the ABS/Qcare/Symphony screens.	X	
7. Respond to questions from the Clearinghouses that were either submitted by the Provider or Clearinghouse.	X	
8. For Weekend Releases, the Team will identify 837I and 837P files that need to be held for the Sunday Release Checkout.	X	
9. Administrative Simplification Act has implemented timelines for ICD-10, Operating Rules (i.e., Healthcare Claims and Claim Attachments), Health Plan ID (HPID), and Compliance Certifications. The ACS requires the Secretary to adopt and regularly update standards, implementation specifications, and operating rules for the information for the purpose of financial and administrative transactions. As an example, Council for Affordable Quality Healthcare (CAQH) has been selected to implement operating standards (CORE – The Committee on Operating Rules for Information Exchange) for various Claims EDI transactions (i.e., 835, 837I and 837P). The EDI Team works to implement these operating standards to become CORE certified. This includes understanding the regulations, writing the requirements, working with ITG on the design, EDI testing, implementation, and providing information to CAQH to become certified.	X	
10. The EDI Team sits on several Workgroup for Electronic Data Interchange (WEDI) committees to steer transaction decisions. Current committees	X	

Roles and Responsibilities	Responsible Party Supplier	HN
which they are participating are the 835, Claim Attachments, and HPID. This allows the Team to understand what requirements are needed for the Plan to maintain compliance.		
11. EDI Team works on multiple projects to determine what their impact is to the EDI transactions. Any projects with EDI impact would have the Team engaged in writing requirements, working with ITG on the design, EDI testing (which includes creating test scripts), implementation, and post implementation review. Some project examples that have EDI impact are AZ AHCCCS, ICD-10, Qcare migration, and CalPers.	X	
12. The EDI Team acts as the liaison between the ITG technical layouts and the Business use of this data. Therefore, members of this Team have to translate the file layouts and transmissions to how the Claims Team utilizes the data in their adjudication process.	X	

(dd) Claims Reporting

Roles and Responsibilities	Responsible Party Supplier	HN
1. Pull daily, monthly, quarterly, and annual Claims reports for various Claims Adjudication systems (i.e., ABS, Qcare, and Macess).	X	
2. Use various tools and databases to extract the claims data (i.e., FOCUS, UDMS files, Kbase, ODW, etc…)	X	
3. Completes ad-hoc Claim report request within three (3) Business days. These requests can come from Claims, Provider Network, Sales, Medical Management, Legal, and Corporate Executive Management.	X	
4. Claims Reports that ask for multiple years of claims data (typically over three years worth of data) are completed by a negotiated timeframe. These requests typically come from Provider Network, Compliance, and Legal. For these reports, the Claims Reporting Team creates the queries needed to obtain the specific data requested and then hands off those queries to ITG to run.	X	
5. Extracts Claims data necessary for various Compliance checks (i.e., CMS Monthly Claims report, AZ AHCCCS Monthly Claims report and PMRs). Part of the task includes the Claims Reporting Team to take the report results and work with the Claims Operations Team to validate and/or	X	

Roles and Responsibilities	Responsible Party Supplier	 HN
determine why a variance occurred month over month. Typical responses include Membership declines/increases, New policy implemented, or New Project implemented.		
6. Maintains the configuration for the Claims Macess queues. This would include working with the Claims Operations Team to determine why claims are dropping to another queue than what was expected.	X	
7. There are currently in excess of 300 scheduled reports – daily, weekly, monthly, quarterly, yearly. Other report requirements include regulator reports such as HEDIS roadmap.	X	

(ee) Benefit Testing Team

Roles and Responsibilities	Responsible Party Supplier	 HN
1. Creates claims in the Benefit Testing environment to validate **new** Benefit plans are appropriately taking co-pays, deductibles, and accumulating correctly. All benefits having a Member's responsibility would have a claim created to validate the Benefit plan is working appropriately.	X	
2. Creates claims in the Benefit Testing environment to validate **modifications** to Benefit plans are appropriately taking co-pays, deductibles, and accumulating correctly. All benefits having a Member's responsibility would have a claim created to validate the Benefit plan is working appropriately.	X	
3. Based on set testing percentages provided by Claims and Benefit Configuration Management, Team will randomly select which Benefit plans are to be tested. Any Benefit plans not selected for testing can be moved directly into production.	X	
4. All testing documents must be maintained for annual SOX audit.	X	
5. Cross-train on the entry of manual claims accumulator to assist when available.	X	

(ff) Claims Project Team

Roles and Responsibilities	Responsible Party Supplier	HN
1. Claims expert on multiple Health Net projects to determine what their impact to Claims Operations. Projects with Claims impact would have a primary and back-up Member assigned. The Team would work with Project Management Office in writing the requirements, working with ITG on the design, review test scenarios from the Claims Testing Team to make sure all appropriate test cases are identified, implementation, and post implementation review.	X	
2. Creates Project Briefs and Minor Enhancements as needed based on either regulatory or process improvements changes.	X	
3. The Claims Project Team is the link between the technical Claims Adjudication system and the impact to the Claims Operations Team. Therefore, members of this Team have to understand the systematic process and translate how the Claims Operations Team utilizes the data in their adjudication process.	X	
4. For the implementation of Minor Enhancements, the Claims Project Team would work with the ITG Team on the requirements, solution, testing, and implementation of the Minor Enhancement.	X	
5. Researches issues from the Claims Operations Team to determine if there are Claims Adjudication issues which require ITG involvement. If the research determines that a system issue is present, then the Claims Project Team will open a Remedy Ticket.	X	
6. The Claims Project Team would work with ITG on the testing and validation to any code fixes relating to a Remedy Ticket. This Team would also coordinate with ITG on when the fix is moved to production.	X	
7. Performs audits of the Auto-adjudication (AA) logic and Division of Financial Responsibility (DOFR) to quickly identify any possible production issues.	X	
8. Triages AA and DOFR concerns from the Claims Operations Team to determine if system issue or training need is occurring.	X	
9. For HN projects, the Claims Project Team works with the Claims Testing Team (currently under ITG) to make sure the Claims scenarios and test scripts for each project are appropriate. If any questions relating to the testing outcomes develop, the Claims Testing Team reaches out to the Claims Project Team for validation that the results were expected or they will open a defect. The Claims Project Team does a random audit of completed test scripts and provides their questions or approval as	X	

Roles and Responsibilities	Responsible Party Supplier	HN
necessary.		
10. Will assist with the Paper Claim Vendor (Xerox) as concerns arise to determine if vendor issue or Claims Adjudication issue.	X	
11. Will research PHI concerns from the Privacy Office as needed.	X	
12. Works with the SOX and Internal Audit Teams to understand the Claims Adjudication systems. As an example, there is a current SOX control to show the ABS system is identifying possible duplicate claims. One of the Claims Project Team Members coordinates sitting with the SOX Auditors to provide screen shots and answer their questions.	X	
13. Data entry into the Adjustment Projects Database, which is monitored by the Adjustment Unit and Executive Management.	X	
14. Works with the Pricing Vendors (i.e., HNS and Multiplan) when possible claim pricing issues are directed to them by either the Call Center or Provider Network). An example is when a Provider calls HN insisting they don't have a Multiplan contract. The Claims Project Team would reach out to Multiplan to determine if the Provider's contract is still active or might have been retro-actively termed.	X	

(gg) Manual Accumulator Team

Roles and Responsibilities	Responsible Party Supplier	HN
1. Manually enters into the ABS Accumulator Screens missing accumulators as directed by the various functional areas.	X	
2. Requests to input accumulators information manually typically come from the Claims Accumulator Research Team under Supervisor C4d. This Team would provide documentation on what to manually enter. Accumulator questions and requests can also come from the Call Center, Sales, Brokers, Benefits, Medicare Financial Ops and Systems, and Appeals & Grievances.	X	
3. Research and adjust claims as appropriate based off the information supplied in the weekly Accumulator override report.	X	
4. Works on multiple HN projects to determine what their impact to	X	

Roles and Responsibilities	Responsible Party Supplier	 HN
Accumulators might be. Any projects with Accumulator impact would have a member of this Team engaged in creating requirements, working with ITG on the solution, review test scenarios from the Claims Testing Team to make sure all appropriate test cases are identified, implementation, and post implementation review.		
5. Works closely with the Benefit Configuration Team and the Membership Team to determine member impact when ABS cross-accumulation flags are not set-up properly.	X	
6. Works with Pharmacy and MHN when cross-accumulation issues arise to determine the issue and how to resolve.	X	
7. Cross-trained to be able to assist the Benefit Testing Team when available.	X	

(hh) Audit Support Services

Roles and Responsibilities	Supplier	HN
"*Audit Support Services*" means those Functions associated with providing support for Audits of the applicable line of business or a component of it, whether conducted by (or on behalf of) Health Net itself or a Health Net Regulator or customer (e.g., a large Employer Group), including the following: a. Providing data and reports requested by the Auditors; b. Providing subject matter expertise and otherwise supporting the conduct of the Audit as requested by the Auditors; c. Assisting in the development and implementation of corrective action plans in response to Audit findings identifying weaknesses or deficiencies in the Audited Function; and d. Supporting Health Net communications with Regulators.	X	

(ii) Audit Support Services

Roles and Responsibilities	Supplier	HN
"*Claims Policy Services*" means those Functions associated with	X	

Roles and Responsibilities	Supplier	HN
development and implementation of "***Health Net's Claims Policies***," which are the Health Net Policies as defined in Schedule P (*Health Net Policies*) governing or pertaining to the Claims Management Services, more specifically, the conduct of Health Net's Claims Management Services Below are some examples of selected Claims Policy Development Services Functions, which include descriptions of the manner in which such Functions are currently performed by Health Net. The examples are illustrative only: (a) Generally, provide operational subject matter expertise with respect to Health Net Claims Policies; (b) As requested, participate in meetings with Health Net and Supplier stakeholders having responsibility for the development, implementation, monitoring and enforcement of Health Net Claims Policies; (c) In response to changes in Laws, regulations, guidelines, policies, contracts or requests from Health Net's Enterprise Process Change Organization ("EPCO") or from Health Net's or Supplier's Compliance organization: (i) Participate in Health Net EPCO Steering Committee meetings to review new legal and regulatory changes and assessment of business impact; (ii) Participate in Health Net EPCO regulatory implementation Change Teams; (iii) Project manage the operational implementation and/or affected system changes of legal and regulatory changes that affect Claims Management Services and participate in operational implementation and/or affected system changes of legal and regulatory changes that span multiple functions/departments, including tracking the progress of Deliverables and communicating status to Health Net's EPCO and/or Compliance organization; and (iv) Based on the aforementioned meetings and guidance from the EPCO, prepare initial drafts of revised or new Health Net Claims Policies and submit them to the relevant Health Net and Supplier stakeholders for review, comment and approval;		

Roles and Responsibilities	Supplier	HN
(d) Prepare updated versions of Health Net Claims Policies to address input provided by relevant Health Net and Supplier stakeholder groups; (e) Provide communications and training to Supplier personnel regarding revised and new Health Net Claims Policies and access to Health Net personnel to such communications and training; and (f) Implement Heath Net-approved Health Net Claims Policies by Supplier Personnel involved in the performance of the Claims Management Services.		

EXHIBIT A-1

PROVIDER INQUIRY PROCESSING SERVICES

1. GENERAL

(a) "***Provider Inquiry Processing Services***" means all life cycle Functions associated with the handling and processing of Provider Inquiries. Provider Inquiry Processing Services include (i) those Functions described in this Exhibit A-1, and (ii) the Cross Functional Services, as they apply to the Functions, Equipment, Software, process, or other activities described in this Exhibit A-1.

(b) Supplier shall provide Provider Inquiry Processing Services for those Provider Inquiries for which Health Net requests that Supplier perform Provider Inquiry Processing Services.

2. PROVIDER INQUIRY PROCESSING SERVICES

Supplier shall perform the following Provider Inquiry Processing Services:

(a) Process Provider Inquiries as follows:

(i) Research PIs and determine whether an appeal will be upheld, modified or overturned.

(ii) For any PI that is not deemed a valid appeal and is to be marked as an error, document the reason why the appeal is not valid.

(iii) Review the SF to ensure all data elements listed are complete and correct, including the following data elements: member ID, provider ID, line of business, received date, closed date, grievance type, provider zip code, amount in dispute, case outcome, and provider specialty type. If the data elements are not complete or correct, update the information and continue processing the SF in accordance with Section 2(a)(iv).

(iv) Verify that the PI was received within the correct time period for both participating providers and non-participating providers. If the provider request was timely, Supplier shall continue processing the PI in accordance with Section 2(a)(v). If the request was not timely, Supplier shall generate an upheld letter indicating that the PI was not timely in accordance with Health Net policies and procedures.

(v) Determine whether additional information is required to complete the appeal and proceed as follows:

(A) If additional information is required, Supplier will:

(1) Generate the necessary correspondence to be sent to the provider;

(2) Pend the SF; and

(3) Save all relevant correspondence to the appropriate system.

(B) If Supplier receives the requested additional information within the required timeframe, Supplier will continue to process the PI in accordance with Section 2(a)(vi).

(C) If the information is not timely received by Supplier, Supplier will generate a letter to the provider indicating that the Claim has been upheld.

(vi) Review the PI documentation to determine whether the Claim in the PI has been previously appealed.

(A) If the Claim has been appealed previously, determine whether the original PI was handled correctly. The Supplier Personnel performing this review function must be a different person than the person who processed the original Claim being appealed.

(1) If the original PI was determined to be handled correctly, determine whether additional documentation is included with the current PI.

a. If additional documents are attached, Supplier should continue processing the PI as provided in Section 2(a)(vii).

b. If additional documents are not attached, Supplier should generate correspondence to the provider indicating that the Claim will be upheld and should designate the correct grievance type in accordance with Health Net policies and procedures.

(B) If (1) the appeal was not originally handled correctly upon initial review; or (2) the Claim was not appealed previously, then Supplier shall proceed with the tasks provided in Section 2(a)(vii).

(vii) Review the documentation and determine if an adjustment is due or if the original determination will be upheld.

(A) If the Claim is to be overturned, review Claim history to determine if the Claim has since been paid correctly before making an adjustment.

(1) If the Claim has since been paid correctly, generate the appropriate correspondence, update the SF, and close the SF.

(2) If the Claim has not been paid correctly, either:

a. Reprocess the Claim;

b. Pend Claim for external review by a third party; or

c. Pend the Claim, update the SF, and keep pended until the Claim reaches remit status.

(viii) If the PI is upheld, generate the appropriate correspondence (manual process from template) to the provider, file the correspondence in the correct folder, update the SF, and close the SF.

(ix) Quality audit all correspondence to the provider for accuracy (spelling, name, address, city location) before manually inserting into envelope.

(b) For PIs that have been processed and are awaiting remit, Supplier shall perform the following:

(i) Update the SF and validate all data elements in accordance with the Health Net policies and procedures;

(ii) Track the SF status until it reaches status that is ready for remit; and

(iii) Once the Claim reaches remit status, enter the appropriate close date on the SF.

(c) Other Provider Inquiry Processing Services Requirements

(i) Monitor appropriate mailboxes to receive PI processing requests from the Provider Inquiry Mail workstream and distribute the workload of SFs to be processed.

(ii) Process any provider appeals forwarded by IMedics in accordance with Health Net policies and procedures, including adjusting any Claims so designated by IMedics and generating all related correspondence to be sent to IMedics regarding the Claim.

(iii) Process all PIs in accordance with the timeframes as agreed by the Parties; and

(iv) Create and provide to Health Net a weekly report of all PI activity and status.

3. PROVIDER CORRESPONDENCE SERVICES

Supplier shall perform Provider Correspondence Services. "Provider Correspondence Services" are the Functions associated with the receipt, acknowledgment, routing and tracking of Provider inquiries via mail, including the following activities:

(a) Scanning and distributing Provider white mail to Supplier;

(b) Identifying and routing designated (PG) provider mail to the appropriate Tower (onshore);

(c) Acknowledging to Provider receipt of Provider correspondence;

(d) Reading Provider white mail, performing triage of the request, and routing correspondence to the correct Tower or Health Net, as appropriate (typically via Service Form);

(e) Receiving response as appropriate from the appropriate Tower or Health Net;

(f) Generating outgoing correspondence using Health Net templates and mail to Provider; and

(g) Placing documents that require additional information in a designated folder and mail to Provider.

4. PROVIDER ESCALATION SERVICES

Supplier shall perform Provider Escalation Services. "Provider Escalation Services" are the Functions associated with the receipt and tracking of escalated Provider inquiries and communicating the escalation outcome to the Provider, including the following activities:

(a) Escalating Provider inquiries based on type of issue presented, age or as required by Law or Health Net Policy;

(b) Receiving Provider escalation outcome from Health Net and prepare draft communications outlining outcome to Provider;

(c) Preparing final escalation outcome correspondence to the Provider;

(d) Executing escalation outcome calls to Providers;

(e) Sending escalation outcome emails; and

(f) Responding in the Channel from which the escalation was received unless otherwise requested by the Provider.

5. PROVIDER DISPUTE SERVICES

Supplier shall perform Provider Dispute Services. "Provider Dispute Services" are the Functions associated with the receipt, initial inputting, forwarding (as required) and closing (as required) of PDRs (including Provider Inquiries, Re-Routes and Re-Scans) and any other documents, including the following activities:

(a) Retrieving, researching, acknowledging, responding and/or routing to the appropriate tower for resolution;

(b) Receiving, acknowledging and addressing the first submission of a Provider appeal of a claim payment;

(c) Reviewing and routing to appropriate Health Net entity including MRU, Claims, Provider Network Management and/or Legal for final determination;

(d) Tracking, addressing, and resolving Provider Disputes (e.g., regarding allegedly incorrectly processed Claims);

(e) Performing SHP Provider Appeals Services;

(f) Receiving dispute outcome from Health Net; and

(g) Generating and distributing determination letter for state health programs.

For clarity, Health Net will retain responsibility for the clinical aspects of all Provider Disputes and Supplier will forward all Provider Disputes involving clinical decision making to Health Net for Health Net's resolution of the clinical aspect of the Provider Dispute.

6. PROVIDER INQUIRY MAIL SERVICES

Supplier shall perform Provider Inquiry Mail Services. "Provider Inquiry Mail Services" are the Functions associated with the receipt and initial inputting of Provider Inquiries, including the following activities:

(a) Providing Provider Inquiry Mail Services for those Provider Inquiries for which Health Net requests that Supplier perform Provider Inquiry Mail Services;

(b) Drawing the Provider Inquiry submission from the claims imaging system; and

(c) Researching, acknowledging and responding or routing to the appropriate Tower for resolution within regulatory or Health Net guidelines.

EXHIBIT A-2

REBUTTAL PROCESS

THE PROCESS DESCRIBED IN THIS EXHIBIT A-2 SHALL APPLY IN THE EVENT THAT A SUPPLIER PERSONNEL BELIEVES THAT A HEALTH NET AUDITOR INCORRECTLY IDENTIFIED AN ERROR IN ANY OF THE ACTIVITIES PERFORMED BY SUPPLIER (E.G., CLAIM ADJUDICATION, ADJUSTMENT).

1. FIRST LEVEL REBUTTAL

The first level of the rebuttal process involves the following:

(a) The applicable Supplier Personnel is notified of the audit error(s) via an error ticket or other notification means (e.g., excel file).

(b) If such Supplier Personnel believes that the Health Net audit team incorrectly classified the error, such Supplier Personnel will review the audit error(s) with the applicable Supplier supervisor.

(c) If such Supplier supervisor is in agreement with the error issued by the Health Net audit team, such Supplier supervisor is responsible for communicating (including, where there is a need for an adjustment, via logging the request in the applicable system) the result to:

(i) If the audit was from Health Net's pre-pay audit team, the Supplier Personnel who performed the activity (e.g., processed the Claim, adjustment). Such Supplier Personnel is then responsible for correcting the error and re-processing the item (e.g., Claim, adjustment) in accordance with the applicable Service Level(s).

(ii) If the audit was from Health Net's post-pay audit team, the applicable Supplier supervisor. Such supervisor will then assign the item to the appropriate Supplier Personnel in order to correct the error and re-process the item (e.g., Claim, adjustment) in accordance with the applicable Service Level(s).

(d) If such Supplier supervisor agrees that the error should be rebutted, the Supplier Personnel who performed the activity (e.g., the Claim, adjustment) will complete a "Rebuttal Form", of a form and format to be determined by Health Net, attach the necessary documentation to support the rebuttal, and forward it to the applicable Health Net audit supervisor within the applicable timeframes (as set forth in Health Net Policies).

(e) If multiple errors were noted at a single time (associated with one or more Supplier Personnel), Health Net may require Supplier to consolidate its rebuttals into a single form and resubmit them to the applicable Health Net audit supervisor in a single response.

(f) The Health Net audit supervisor and, if applicable based on Health Net Policies, the Health Net claims supervisor will review the error finding to determine if the audit error is based on established claims processing guidelines.

(g) If the Health Net audit supervisor and, if applicable based on Health Net policies and procedures, the Health Net claims supervisor:

(i) Accepts the rebuttal, then the errors are removed from the applicable Supplier Personnel's records.

(ii) Does not accept the rebuttal (i.e., continues to believe there is an error), then the error is upheld and this decision along with the appropriate documentation is sent back to the applicable Supplier supervisor. The Supplier supervisor is responsible for communicating the result as described in Section 1(c)(i) and (ii), above.

2. SECOND LEVEL REBUTTAL

The second level of the rebuttal process involves the following:

(a) If the Supplier Personnel and the applicable Supplier supervisor continue to disagree with the error identified by Health Net, the rebuttal will be forwarded to the Supplier Director of the Claims Operation for review and determination.

(b) The Supplier Director of Claims Operation will review the rebuttal along with the Supplier Claims Trainer and the Supplier Claims service manager.

(i) If the Supplier Director of Claims Operation, Supplier Claims Trainer, and Supplier Claims service manager are in agreement with the error, such decision will be forwarded to the appropriate Supplier supervisor. The Supplier supervisor is responsible for communicating the result as described in Section 1(c)(i) and (ii), above.

(ii) If all the members of the Supplier Claims service team are in agreement that a second level rebuttal is necessary, the Rebuttal Form and the supporting documentation shall be forwarded to the Health Net Claims Audit Director (Manager) for review.

(A) If the Health Net Claims Audit Director (Manager) and, if applicable based on Health Net Policies, the Health Net claims director, overturn the error, the error is removed from the applicable Supplier Personnel's record.

(B) If the Health Net Claims Audit Director (Manager) and, if applicable based on Health Net Policies, the Health Net claims director, upholds the error, such decision is final and the supplier Claims service team shall be notified electronically as described in Section 1(c)(i) and (ii) above.

EXHIBIT A-1
CLAIMS
SOLUTION DESCRIPTION

EXHIBIT A-1

CLAIMS SOLUTION DESCRIPTION

TABLE OF CONTENTS

EXHIBIT A-1
CLAIMS SOLUTION

1. INTRODUCTION

This document is the Solution Description for Statement of Work # 1 (*Claims Management*) Services ("***Statement of Work***"). Whereas Exhibit A (*Claims Management Services*) describes which Functions Supplier is responsible for performing under this Statement of Work, this Exhibit A-1 (*Claims Solution Description*) describes the **means by which** and the **manner in which** Supplier will perform those Functions. This document contains an overview of Supplier's service delivery architecture, a depiction of which is – displayed on a global map containing the geographic configuration (and delivery architecture of Supplier's Solution (as it will exist at the completion of Phase 2, identifying all Service Delivery Centers of Supplier (and its Affiliates and other Subcontractors) that will be utilized in performing and delivering the Services (including the back-up and failover locations for each) and how they will be interconnected to each other and to Health Net's IT Environment. It also provides additional descriptive information about each of the principal components of Supplier's Solution.

This Exhibit A-1 (*Claims Solution Description*) includes the following attachments, which are incorporated herein by reference

Exhibit A-1.1 Approved Service Delivery Centers

Exhibit A-1.2 Service Delivery Configuration at the Completion of Phase 2

2. DEFINITIONS AND INTERPRETATION

2.1 Defined Terms

. The following terms, when used in this Statement of Work, will have the meanings set forth below unless otherwise specifically defined in the body of this document. Additionally any capitalized term used but not defined in this Exhibit A-1 (*Claims Solution Description*) will have the meaning indicated in Schedule W (*Glossary*).

Defined Term	Meaning
"***Solution***"	A collective term referring to the **means** by which and **manner** in which Supplier will perform and deliver the Services under this Statement of Work..

3. SOLUTION OVERVIEW

3.1 High-level Service Delivery Architecture and Configuration

This section provides an overview of the geographical and physical configuration of Supplier's Solution for the Services under this Statement of Work. Exhibit A-1.1 (*Approved Service Delivery Centers*) provides additional information about each of the Service Delivery Centers Supplier will use to provide the Services under this Statement of Work, including both the primary Service Delivery Centers and the back-up / failover locations that Supplier will activate

and use to provide the Services if operations at any primary Service Delivery Center are disrupted or disabled.


Intra Country BCP
Rancho Cordova, CA
Woodland Hills, CA
CT, USA
Intra Country BCP
Claims Offshore Delivery Location 1 Hyderabad, India
Claims Offshore Delivery Location 2 Chennai, India
Claims Offshore Delivery Location 3 Coimbatore, India
Claims Tower Onshore : Offshore Ratio
100% : 0%
25%:75%
Claims Processes Transitioned offshore
Claims Recovery
Member Fallout
Adjudication
Reinsurance
COB, Claims Development
Recovery Research
Provider Disputes
Accums Research
Claims Reporting
Benefit Testing
Claims Compliance
P&P
Prepay Audit

Figure 1

Note: Dates represent effective end date of each transition wave.

The above diagram illustrates the overall solution at the Point of Departure and how it evolves into the Point of Arrival. Initially all the Health Net resources will be rebadged and work out of the current Health Net US locations in Rancho Cordova and Woodland Hills. The Transition is planned to occur over in 3 waves as depicted in the diagram with some of the work gradually moving to the offshore locations of Chennai and Hyderabad in India. The onshore/offshore ratio at the Point of Arrival and the Point of Departure is illustrated above.

3.2 Service Delivery Model

This section provides an overview of the commercial delivery model Supplier will utilize to provide the Services under this Statement of Work. Exhibit H (*Claims Subcontractors*), Supplier will not use any Supplier Affiliates or Subcontractors to perform the Services under this Statement of Work.

3.3 Business-Process-as-a-Service

The Services to be provided under this Statement of Work will be provided under a 'Business-Process-as-a-Service' delivery model - i.e., as a fully integrated vertical service which Supplier is responsible for providing all the associated resource / service layers (facilities, IT infrastructure, tools, application software, labor, infrastructure and applications operations and support, and performance of the associated business processes); and Health Net is purchasing 'business

outcomes' (e.g., fully processed claims). Supplier will be responsible for performing the Claims Management Services set forth in Exhibit A (*Claims Management Services*).

4. CHANGES TO SUPPLIER'S SOLUTION

As a general principle, Supplier has both the right and the obligation to perform the Services to be provided by it under this Statement of Work in the manner described in this Exhibit A-1 (*Claims Solution Description*). That said, Supplier is charged with responsibility for the adequacy of its Solution, which is to say that if the Supplier's Solution, as described in this Exhibit A-1 (*Claims Solution Description*), should prove inadequate at any point during the Statement of Work Term for Supplier to perform and deliver the Services in accordance with the obligations of the Agreement (including this Statement of Work), then Supplier is responsible for making such changes to its Solution as are necessary to enable Supplier to perform and deliver the Services in accordance with such obligations. All such changes are to be made in accordance with Schedule H (*Change Control Process*) of the Agreement, as applicable according to its terms; provided, however, that Supplier is responsible for making such changes at its own cost and expense except in those cases (if any) in which the Agreement expressly provides that Health Net has Financial Responsibility for them. SOLUTION DESCRIPTION

Supplier's solution is built on the following foundational aspects:

- **Quality Focus**– Supplier's primary focus is to maintain seamless continuity of services while ensuring regulatory and contractual compliance requirements. For all processes migrated Offshore, the focus will be on ensuring adherence to compliance and quality.

- **Support ratio** – To enable focused monitoring and feedback, Supplier's delivery model provides an Personnel to Supervisor and QA ratio Onshore and Offshore as described in Section 7.4 of this exhibit

- **Continuous Improvement** - Supplier will appoint dedicated Six Sigma resources during the different stages of the project, to identify sustainable improvement opportunities. The typical ratio will be 1 Six Sigma resource for every 150 Supplier Personnel FTEs.

Knowledge Retention:

- **Domain Experts** – Supplier will invest in staff (existing and hired) with previous healthcare experience for key support functions including Operations, Transition, Training, Quality and Compliance.

- **Health Net Training Academy** –, Supplier's dedicated Health Net Training Academy will be tasked with the mandate of building a Knowledge repository during Phase 2. During phase 3, the Training Academy will be involved in maintaining a Knowledge repository, updating Training Academy, process documentation, providing training to new hire supplier personnel and providing higher level training to experienced resources for Claims Operations. Supplier will periodically conduct training to keep supplier personnel up-to date on regulatory, process and system changes. Supplier will provide ongoing/refresher training as per the updates received from Health Net and will conduct assessments to ensure that there are no knowledge gaps. Refresher training will be conducted based on Quality audit scores for Supplier Personnel

Solution Location:

- Supplier will deliver Claims Management Services from Service Delivery Centers in the US and India. Exhibit A-1.1 (*Approved Service Delivery Centers*) describes the On-shore, near-shore and Offshore Service Delivery Centers that Supplier will use to deliver the Claims Management Services.

5. SCOPE OF SERVICES

In addition to the Claim Management Services described in Exhibit A (*Claim Management Services*) and for clarity includes the following:

1. Supplier will research, respond, track and report privacy related incidents
2. Supplier will also train and educate the team on HIPAA Privacy and Security
3. Supplier's Claims operations team will provide necessary information to sales team
4. For RFP support, Supplier Claims operations team will provide opinion and operational data points
5. Supplier will provide necessary operational information for new vendor on-boarding and existing vendor renewals. Health Net will be responsible for vendor negotiations and contract execution.
6. Supplier Personnel for Claims Management Services will be dedicated only to Claims operations.

6. OPERATING MODEL

The operating model for Claims operations defines the service delivery blue print and key aspects of service delivery. The operating model also describes how the Claims Management Services will be delivered for each functional process area in a scalable global environment

6.1 Resource Mix

Supplier will leverage its global operating model to delive the Claim Management Services.

Supplier has considered the following criteria to define its Onshore/Offshore strategy -

- Regulatory requirements
- Availability of skills at Offshore locations
- Health Net Offshore restrictions
- Consideration for work load to resource ratio
- HR constraints (i.e. PTO, illness, injury, etc.)

Processes requiring voice support will be delivered out of US and Philippines. Roles identified to move offshore (Supervisors/coordinators/sr. coordinators) will continue to be responsible for current tasks and activities being performed onshore.

The Onshore/Offshore resource mix for Claims Management Services listed below in Table 1.

Sub function	Estimated End State		
	Onshore %	Offshore %	Location
Claims Management Team (VP, Executive Assistant and Senior Systems Analysts)	100%	0%	W,R
Claims Sub Tower A			
Claims Pre Pay Audit	15%	85%	W,R,Ch,H, Co
Claims Compliance and SOX Control	25%	75%	W,R,Ch,H
Policies & Procedure	20%	80%	W,R,Ch,H
Legal / Adjustments	25%	75%	W,R,Ch,H
Claims Recovery and COB	25%	75%	W,R,Ch,H, Co
Claims Sub Tower B			
Cal MediConnect (Duals) and Medicare Advantage	25%	75%	W,R,Ch,H
Medi-Cal (Primarily Provider Disputes and Testing), Clerical and Life Insurance and Disability Claims	25%	75%	W,R,Ch,H
Reinsurance and Member Fallout	25%	75%	W,R,Ch,H
PDRs (From Call Center)	100%	0%	R
Claims Sub Tower C			
MHN Claims	20%	80%	W,R,Ch,H

Sub function	Estimated End State		
	Onshore %	Offshore %	Location
AZ AHCCCS	100%	0%	PH
Pay and Recover	15%	85%	W,R,Ch,H
Provider Disputes	25%	75%	W,R,Ch,H
Provider Reimbursement Specialist	25%	75%	W,R,Ch,H
Performance Group	100%	0%	W,R
Accumulator Research	25%	75%	W,R,Ch,H
Claims Sub Tower D			
Electronic Data Interchange	25%	75%	W,R,Ch,H
Claims Projects	25%	75%	W,R,Ch,H
Claims Reporting	15%	85%	W,R,Ch,H, Co
Benefit Testing	100%	0%	W,R,Ch,H, Co
Manual Accumulator Entry	20%	80%	W,R,Ch,H
Paper Vendor	25%	75%	W,R,Ch,H

Table 1

Legend	
Locations	**Code**
Woodland Hills (US)	W
Rancho Cordova (US)	R
Tempe (US)	Te
San Rafael (US)	S

Legend	
Telecommuting (US)	T
Manila (Philippines)	M
Cebu (Philippines)	Cb
Phoenix (US)	P

Key Note

- *The above percentages are approximate estimates at this point.
- The above plan will be finalized during the Process Assessment Phase as described in the Transition Manual, with agreement between Health Net and Supplier.
- The estimated end state is expected by March 2017
- As shared in Section 6 above only those roles mandated by Health Net or where skills are not available offshore would be onshore.
- As shown in the Table 1, while a process can span across 4 locations there will be no role within a process which will span across more than 2 locations
- • Support for the Commercial and Medicare processes (as currently provided under the existing agreement between Supplier and Health Net) from Supplier's delivery centers in Hyderabad and Coimbatore, India. Changes to the current Solution will be documented through the Change Management process

6.2 Location

Supplier will deliver the Claims Management Services from the US and India. Onshore services for the initial 2 years following the contract effective date will be provided from Health Net facilities at Woodland Hills and Rancho Cordova. For AZ AHCCCS, current resource will be relocated to Supplier Phoenix, AZ delivery center. For those not willing to relocate, Supplier will hire experienced staff in either Rancho Cordova or Woodland Hills and train them to ensure compliance, knowledge transfer and production ramp up before releasing existing staff.

- Health Net mandated onshore staffing
- Availability of talent pool
- Skill requirements
- Regulatory limitations
- Business continuity

Sub Function	Delivery Location	
	US	Philippines
Claims Management Team	**US**	

Sub Function	Delivery Location	
	US	Philippines
(VP, Executive Assistant and Senior Systems Analysts)		
Claims Sub Tower- A		
Claims Pre Pay Audit	US	Hyderabad, Chennai, Coimbatore
Claims Compliance and SOX Control	US	Hyderabad, Chennai
Policies & Procedure	US	Hyderabad, Chennai
Legal / Adjustments	US	Hyderabad, Chennai
Claims Sub Tower- B		
Cal MediConnect (Duals) and Medicare Advantage	US	Hyderabad, Chennai
Medi-Cal(Primarily Provider Disputes and Testing), Clerical and Life Insurance and Disability Claims	US	Hyderabad, Chennai
Reinsurance and Member Fallout	US	Hyderabad, Chennai
PDRs (From Call Center)	US	
Claims Sub Tower- C		
MHN Claims	US	Hyderabad, Chennai
AZ AHCCCS	US	
Pay and Recover	US	Hyderabad, Chennai
Provider Disputes	US	Hyderabad, Chennai
Provider Reimbursement Specialists	US	Hyderabad, Chennai
Performance Group	US	
Accumulator Research	US	Hyderabad, Chennai
Claims Sub Tower- D	US	Hyderabad, Chennai
Electronic Data Interchange	US	Hyderabad, Chennai
Claims Projects	US	Hyderabad, Chennai
Claims Reporting	US	Hyderabad, Chennai,

Sub Function	Delivery Location	
	US	Philippines
		Coimbatore
Benefit Testing	US	
Manual Accumulator Entry	US	Hyderabad, Chennai
Paper Vendor	US	Hyderabad, Chennai

Table 2

During Phase 2, Supplier will keep Health Net rebadged FTEs at its current location. Post Phase 2, Supplier will evaluate the operating model and will have the right to relocate resources to its other onsite US locations including Woodland Hills and Phoenix.

The below diagram illustrates how teams across locations in US & India will interact on an ongoing basis to ensure effective planning, monitoring and tracking of Claims processes, activities and requirements. Following are the key activities:

1. Forecasting – identifying the number of transactions, volumes and activities that would need to be transacted and processed in coming months

2. Capacity Planning- ensure staffing in place can manage the forecasted volumes

3. Monitor Productivity- An ongoing daily, weekly, monthly exercise to track, analyze and report on productivity trends

4. Reallocation based on productivity – An ongoing exercise to track and shift work, based on the transaction and volumes, within teams and individuals to ensure desired productivity

5. Monitor Quality and SLAs - An ongoing daily, weekly, monthly exercise to track, analyze and report on quality and Service Levels

The organization structure has been functionally designed in a manner that facilitates effective operations across locations. This model ensures that workflow is effective in real time facilitating tactical monitoring.

6.3 Operating Hours

Supplier will at minimum replicate the operating hours currently adhered to by Health Net's Claims organization as of the Effective Date, as set forth in the table below. Supplier acknowledges and agrees that performance of the Claims Management Services will regularly require Supplier Personnel to perform additional/overtime work outside regular operating hours, and that such additional/overtime work is within the scope of the Claims Management Services.

Supplier will extend its hours of operations (for example, through overtime, weekend and holiday work) from time to time as needed to meet regulatory requirements, Compliance and Service

Level metrics and other requirements of the Agreement. Supplier's work during such extended hours of operations is within the scope of the Claims Management Services.

Within the regular Hours of Operations listed below, Supplier will have staff work according to defined shift schedules. However, Supplier will make reasonable efforts to permit Supplier staff to work flexible shift times when that can be done without jeopardizing Supplier's ability to meet regulatory requirements, Compliance and Service Level metrics and other requirements of the Agreement.

The operating hours for the Claims Management Services are given below.

Sub function	Hours of Operations (PST)
Claims Sub Tower- A	
Claims Pre Pay Audit	08:00 am to 17:00 pm
Claims Compliance and SOX Control	08:00 am to 17:00 pm
Policies & Procedure	08:00 am to 17:00 pm
Legal / Adjustments	08:00 am to 17:00 pm
Claims Recovery and COB	08:00 am to 17:00 pm
Claims Sub Tower- B	
Cal MediConnect (Duals) and Medicare Advantage	08:00 am to 17:00 pm
Medi-Cal, Clerical and Life Insurance and Disability Claims	08:00 am to 17:00 pm
Reinsurance and Member Fallout	08:00 am to 17:00 pm
PDRs (From Call Center)	08:00 am to 17:00 pm
Claims Sub Tower- C	
MHN Claims	08:00 am to 17:00 pm
AZ AHCCCS	08:00 am to 17:00 pm
Pay and Recover	08:00 am to 17:00 pm
Provider Disputes	08:00 am to 17:00 pm
Provider Reimbursement Specialists	08:00 am to 17:00 pm
Performance Group	08:00 am to 17:00 pm
Accumulator Research	08:00 am to 17:00 pm
Claims Sub Tower- D	
Electronic Data Interchange	08:00 am to 17:00 pm
Claims Projects	08:00 am to 17:00 pm
Claims Reporting	08:00 am to 17:00 pm
Benefit Testing	08:00 am to 17:00 pm

Sub function	Hours of Operations (PST)
Manual Accumulator Entry	08:00 am to 17:00 pm
Paper Vendor	08:00 am to 17:00 pm

Table 3

6.4 Operations

Supplier approach managing operations, is as follows

- **Operations Focus**: Team huddles, floor walks, daily performance reviews, daily supplier personnel communication plan and customer calibration sessions.
- **Performance Management** Measure and manage supplier personnel performance through data and service dashboards
- **Span of Control:** Supplier will provide for the following span of control:
  - Operations Lead/1:500
  - Manager 1:50
  - Supervisor 1:15
  - Quality Auditor 1:15
  - Trainer 1:20 (during training)
  - Team Lead 1:15
  - Six Sigma & Process Excellence 1:150
- **Health Net Training Academy**: Supplier will establish a dedicated Health Net Training academy for management of training content and delivery of training programs. The Claims management function of the training academy will maintain a "Knowledge Management Portal" for management and easy access to training content, desktop procedures and P&Ps. The Health Net Training Academy will work closely with the Training operations and facilitate necessary training. Training material will be continuously updated based on the System updates and process updates.
- **Team Huddle**: Supplier's team leads will conduct daily team meetings for individual processes to share any critical updates, provide feedback and communicate lessons learned, and plan for the day.
- **Quality**: Supplier will implement Health Net mandated specific quality and compliance programs in its delivery model for managing and achieving Service Levels. Supplier will analyse audit findings to determine root causes and will deploy corrective and preventive

solutions to improve quality. In the daily team meetings, prevalent trends in errors, root causes and preventive actions will be discussed and implemented.

- **Continuous Improvement**: Supplier will have a dedicated Process Excellence (PEX) team consisting of Six Sigma resources for Health Net Claims functions to optimize performance and handoffs in Health Net Claims processes while improving standardization.

- **Rewards and Recognition:** Supplier will recognize the efforts of its best performers using stack ranking and will reward them through a structured reward and recognition program that aligns with quality and productivity objectives. The Rewards and Recognition will be applicable for both Onshore and Offshore teams. The specific criteria for the awards will be decided by the Operations Leads depending on the specific behavior and/or results to be achieved

6.5 Resource Profile

Supplier has a very well defined methodology for recruitment and selection of candidates at offshore locations. Supplier will work closely with Health Net to establish job descriptions at various levels and functions. Based on these job descriptions, Supplier will select candidates with the proper qualifications and experience in order to ensure a "best-fit" for Health Net.

The table below is an illustration of indicative requirements for Offshore staffing and the minimum qualifications that must be met to be selected for the Claims operations.

Claims Examiner	
Qualification & Experience	Selection Process
• Graduates with 1-2 years with Healthcare claims experience • Good written and verbal communication skills. • Knowledge of healthcare basics • Familiar with claims processing applications	• Aptitude Test • HR Interview • Written test of Claims basics • Domain / Operations Interview • Technical interview on Claims adjudication concepts • Education and Professional

Table 4

Claims Adjuster	
Qualification & Experience	Selection Process
• Graduates with 3-4 years with Healthcare claims experience • Good written and verbal communication skills. • Knowledge of healthcare basics • Familiar with one or more claims processing applications • Familiar with claims for multiple LOBs	• Aptitude Test • HR Interview • Written test of Claims basics • Domain / Operations Interview • Technical interview on Claims adjudication and recovery concepts • Education and Professional Background Check

Table 5

Claims Recovery Examiner	
Qualification & Experience	Selection Process
• Graduates with 2-3 years with Healthcare claims and/or Coding experience • Good written and verbal communication skills • Good analytical skills • Knowledge of healthcare basics • Familiar with one or more claims processing applications • Familiar with claims for multiple LOBs	• Aptitude Test • HR Interview • Written test of Claims basics • Domain / Operations Interview • Technical interview on Claims adjudication and recovery concepts • Education and Professional Background Check

Table 6

Supervisor	
Qualification & Experience	Selection Process
• Graduate with 4 to 5 years' experience in Healthcare Industry specifically in respective in-scope process • 2 years of Supervisory experience leading teams of at least 30-40 team members • Leadership and Communication skills	• HR Interview for Cultural fitment • Communication Skills Screening • Domain/ Operations Interview • Education and Professional Background Check

Table 7

Auditors	
Qualification & Experience	Selection Process
• Graduates with 3-5 years' experience in Healthcare process auditors • Six Sigma/Lean exposure of at least 2 years	• HR Interview for Cultural fitment • Communication Skills Screening • Domain/ Operations Interview • Education and Professional Background Check

Table 8

Team Manager	
Qualification & Experience	Selection Process
• Graduate/Post Graduate with 5+ years' experience in Healthcare Claims / Enrollment / Credentialing/ Benefits configuration/ Provider Calls/ Provider Data Management Process • Excellent Communication and Leadership skills • 3-4 years' experience leading large teams	• HR Interview-screening for roles and responsibility • Technical Interview • Operations Interview • HR/ Operations Leadership screening for leadership ability and cultural fit • Education and Professional Background Check

Table 9

Delivery Manager	
Qualification & Experience	Selection Process
• MBA with 8-10 years of experience • Excellent Communication and Leadership skills • 7-9 years of overall BPO experience with at least 6 years leading a process in a BPO.	• Initial screening of profiles by recruitment team • Interview with Business Leader/ HR Manager • Technical/ Communication ability Interview • Screening for leadership ability and cultural fit • Salary Negotiation • Education and Professional Background Check

Table 10

6.6 Voice Solution

Health Net expects Supplier to deliver voice assisted member and provider interactions from both Onshore in the US and the Philippines. All Supplier Personnel will be skilled to handle Member and provider interactions.

Indicative Processes	
1-800-EDI team	
Claims Recovery	
Pay & Recover	
Claims Compliance	
Claims Projects	
Provider Disputes, Provider Reimbursement Specialists	
Recovery, COB	
Member Fallout	
1-800 number for Life insurance – 5 to 10 calls per week (part of MediCal tower)	

Table 11

6.7 IT Systems

The following systems will be used by Supplier for delivery of Claims Management Services.

Claims Applications / Platforms
ABS
MACESS

Qcare
FileNet
MHN – Symphony
SIR (MHN) imaging system.
Viant/ Multiplan and other pricing vendor tools
DRG Grouper
Lotus Notes - all databases including Policy and Procedure Database
TP 20/20 and Reinsurance/Eligibility Guarantee
Unity
GENELCO

Table 12

6.8 Third Party Tools and Services

Supplier will use the following Tools and Services. The contractual relationship for all Supplier Managed Third Parties will continue to remain with Health Net. Supplier will be responsible to manage day to day operational liaison.

Third Party Tools/Service	Tool/Service Provider	Contract Ownership
Scanning/Imaging Services	Xerox/ACS	Claims
Storage and Archival Services	MACESS / Filenet / MHN Imaging System	Health Net
Language Translation	Marketing Translation Services	Claims
Clearing House	Emdeon, Capario, MD Online, GHI, DSG, WebMD	Claims
DRG Grouper	3M	Health Net
Pricing	Burgess	Configuration
Pricing	Viant	Configuration
Pricing	Multi Plan (Funnel pricing)	PNM
Data transfer to CMS for reimbursement	Ingenix	Claims
Subrogation Services	Rawlings	Claims
Recovery Services	Rawlings AIM CDR HRI Trover (Trover Solutions). Capital Recovery	Claims

	GB Collects Souverign Receivables HMS RMS HDI CAQHC	
EDI Tools	Edifecs	Health Net IT
Code Sets	Optum	Claims
Pricing	iHealth	Medical Management
Pricing	FirstHealth	PNM
Pricing	FirstChoice - Oregon, Washington	PNM

Table 13

Table 14

6.9 Regulatory On-shore Requirements

Section 7 sets forth the Claims Management Services roles that Supplier is required to retain Onshore. Supplier will at all times provide the Claims Management Services in accordance with Schedule Y (*Offshore Prohibitions and Requirements*)

6.10 Service Performance Management

Supplier will provide and implement the quality assurance procedures that are necessary to perform the Claims Management Services in accordance with the Service Levels, reporting formats and frequency

Approach

- Supplier will use a statistically valid sample size will be for auditing

Tools

Supplier will use quality analysis using tools including:

  - Pareto Analysis
  - Fish Bone Diagram
  - Box Plot

7. KEY ASSUMPTIONS

1. Any work request received directly at Health Net in non-digital format will be batched and sent by Supplier to the scanning/imaging service provider for conversion into digital format. However for regulatory requirements Onshore Supplier Personnel will scan the documents in the United States

2. The Onshore/Offshore mix will be validated during detailed Transition Planning as set forth in the Transition Manual.

3. Cognizant will deploy resources that are proficient in English for providing the Services, however, member communications will be in their preferred languages

EXHIBIT A-1.1

APPROVED SERVICE DELIVERY CENTERS

The Service Delivery Centers at (or from) which Supplier is authorized to perform the Services under this Statement of Work are those listed below. Even if Health Net has approved Supplier's use of an Affiliate or other Subcontractor to perform certain aspects of the Services, their performance must be from an approved Service Delivery Center listed in this Exhibit A-1.1 (*Approved Service Delivery Centers*).

Supplier will provide sufficient coverage for the Claims Management Services by leveraging its global delivery network. A list of holidays across delivery locations will be mutually agreed with Health Net to ensure that there is no impact on operations.

Onshore Service Delivery Centers

Primary Location	Type of Facility	Hours of Operation	Functions / Services	Languages Supported	Key Platform / Systems	Back-up / Fail-over Location	Facility Operator	Facility Owner	Date Placed in Service	Multi-client Site (Y/N)?
Rancho Cordova	Office Building	Refer to section 7.3	Claims Management	English	Refer to 7.7 IT Systems	Woodland Hills	Refer to section 7.3			
Woodland Hills	Office Building	Refer to section 7.3	Claims Management	English	Refer to 7.7 IT Systems	Rancho Cordova	Refer to section 7.3			

Near-shore Service Delivery Centers

Supplier will not use any near-shore Delivery Centers to perform the Claims Management Services.

Offshore Service Delivery Centers

Primary Location	Type of Facility	Hours of Operation	Functions / Services	Languages Supported	Key Platform / Systems	Back-up / Fail-over Location	Facility Operator	Facility Owner	Date Placed in Service	Multi-client Site (Y/N)?
India Hyderabad Cognizant Technology Solutions, Raheja Mindspace, Building No.20, 7thFloor, Madhapur, - 500081	Office Building	Refer to section 7.3	Claims Management	English	Refer to 7.7 IT Systems	DLF Cognizant Technology Solutions, DLF Cybercity Plot.No: 129,130,131 & 132 APHB Colony, Gachibowli – 500019 Intercity India - Chennai - CRC, Cognizant Technology Solutions, India	Cognizant	Third Party	2007	Y

Primary Location	Type of Facility	Hours of Operation	Functions / Services	Languages Supported	Key Platform / Systems	Back-up / Fail-over Location	Facility Operator	Facility Owner	Date Placed in Service	Multi-client Site (Y/N)?
						Pvt Ltd, Block B, CARR Tower, Ramanujan IT City, Taramani, Rajiv Gandhi Salai (OMR)				
India - Chennai - CRC, Cognizant Technology Solutions, India Pvt Ltd, Block B, CARR Tower, Ramanujan IT City, Taramani,	Office Building	Refer to section 7.3	Claims Management	English	Refer to 7.7 IT Systems	Intra-city India - Chennai - ASV Suntech park , Cognizant Technolog y Solutions, Pvt. Ltd., ASV Suntech Park, Old Mahabalip	Cognizant	Third Party	2012	Y

Primary Location	Type of Facility	Hours of Operation	Functions / Services	Languages Supported	Key Platform / Systems	Back-up / Fail-over Location	Facility Operator	Facility Owner	Date Placed in Service	Multi-client Site (Y/N)?
Rajiv Gandhi Salai (OMR)						uram Road, Chennai Intercity India Hyderabad Cognizant Technolog y Solutions, Raheja Mindspace, Building No.20, 7thFloor, Madhapur, - 500081				

Table 17

Supplier will mutually agree on the list of holidays and ensure sufficient coverage by leveraging the global delivery networkto ensure no impact on operations.

EXHIBIT A-1.2

SERVICE DELIVERY CONFIGURATION AT THE COMPLETION OF PHASE 2

Set out below is a description of Supplier's 'To-Be' Solution for the Claims Management Services as it will be configured at the completion of Phase 2. The tactical To Be solution will be mutually defined during the Transition below is an illustrative technology environment for claims operations



**Lotus notes above includes associated databases*

EXHIBIT A-3

CLAIMS ORGANIZATION CHART

EXHIBIT A-3

CLAIMS ORGANIZATION CHART

This Exhibit A-3 (*Claims Organization Chart*) contains organization charts showing, at a specific recent point in time prior to the Effective Date, the positions (including both filled and currently open positions) that represent the Health Net organizational unit(s) whose Functions are being outsourced to Supplier under this Statement of Work. This document is included as part of this Statement of Work as a supplemental means of depicting the Functions that comprise the Claims Management Services for which Supplier is assuming responsibility from Health Net under this Statement of Work. It is **not** included for the purpose of establishing any numerical FTE benchmark or baseline for use in determining Supplier's Charges for the Claims Management Services. Any changes in the organization charts between the Agreement's Effective Date and the BPaaS Services Commencement Date shall not be interpreted to represent a change in the scope of the Claims Management Services in the absence of Health Net specifically adding or removing Functions from Exhibit A (*Claims Management Services*) of this Statement of Work.

EXHIBIT A-3

CLAIMS MANAGEMENT ORGANIZATION CHART


Location Key:
Rancho Cordova
Woodland Hills
To be Determined
Vice President
Claims Operations
Rancho Cordova
1 Executive Assistant
1 Business Systems Analyst, Sr.
1 Business Systems Analyst, Sr. (VACANT)
Director A
Claims Pre-Pay Audit
Claims Compliance
SOX Controls
Policies & Procedures
Adjustments
Claims Recovery
Director B
Cal MediConnect (Duals)
Medicare Advantage
Medi-Cal
Clerical
Life Insurance
Reinsurance
Member Fallout
PDRs (from Call Center)
Director C
MHN Claims
MHN Ops Configuration
AZ AHCCCS
Pay and Recover
Provider Disputes
Provider Reimbursement
Performance Group
Accumulator Research
Director D
Electronic Data Interchange
Claims Projects
Claims Reporting
Benefit Testing
Manual Accumulator Entry
Paper Vendor


Location Key:
Rancho Cordova
Woodland Hills
Director A
Claims Pre-Pay Audit
Claims Compliance
SOX Controls
Policies & Procedures
Adjustments
Claims Recovery
1 Business Compliance Consultant
Manager A1
Claims Pre-Pay Audit
Claims Compliance
SOX Controls
Policies & Procedures
Manager A2
Legal / Adjustments
Manager A3
Claims Recovery
Coordination of Benefits
1 Business Analyst
2 Recovery Analyst, Sr.
2 Business Analyst
1 Recovery Analyst, Sr.
1 Admin Assistant I
1 Business Systems Analyst
1 Recovery Operations Analyst
1 Recovery Business Analyst (TEMP)
1 Sr. Business Analyst
1 Sr. Compliance Analyst
5 Business Analysts
1 Claims Adjuster III
Supervisor A1a
Pre-Pay Audits
Supervisor A1b
Pre-Pay Audits
Supervisor A1c
Claims Compliance
Policies & Procedures
Supervisor A3a
Recovery
Supervisor A3b
COB
Supervisor A3c
Recovery
10 Claims Auditor
7 Claims Auditor, Sr.
1 Claims Auditor Lead
1 Audit Analyst
1 Auditor
1 Auditor – AZ AHCCCS
10 Auditor – Duals
1 Auditor - Exchanges
(VACANT)
13 Claims Auditor
1 Claims Auditor, Sr.
1 Claims Auditor Lead
1 Auditor – Exchanges
(VACANT)
6 Business Analyst (Compliance)
4 Method/Procedure Analyst (P&P Writers)
1 Claim Examiner III
1 Method/Procedure Analyst (P&P Writer)
(VACANT)
3 Claims Adjuster I
7 Claims Adjuster II
2 Claims Adjuster III
3 Recovery Analyst
2 Reimbursement Analyst, Sr.
1 Data Support Specialist
1 Recovery Adjuster II
1 Recovery Specialist
(TEMPS)
3 Recovery Adjuster II
1 Recovery Adjuster II - Exchanges
2 Recovery Specialist
7 Recovery Specialist – Duals
(VACANT)
6 Coordination of Benefits
1 Collections Representative
1 Collections Representative, Sr.
1 Claims Examiner I
1 Claims Examiner Lead
1 Claims Adjuster I
1 Recovery Analyst
1 Clerical Specialist
1 Clerical Specialist
3 Coordination of Benefits
(TEMPS)
1 Coordination of Benefits
(VACANT)
1 Accounting Specialist A/R
5 Clerical Specialist II
3 Claims Adjuster I
3 Claims Adjuster II
1 Claims Adjuster Lead
1 Cash Specialist
1 Coordination of Benefits
2 Recovery Adjuster I
(TEMP)
1 Recovery Adjuster II
1 Recovery Specialist
(VACANT)


Director B
Cal MediConnect (Duals)
Medicare Advantage
Medi-Cal
Clerical
Life Insurance
Reinsurance
Member Fallout
PDRs (from Call Center)
Location Key:
Rancho Cordova
Woodland Hills
To be Determined
1 Business Analyst (VACANT)
Manager B1
Cal Medi-Connect (Duals)
Medicare Advantage
Manager B2
Medi-Cal
Clerical
Life Insurance
1 Financial Analyst (HN Life)
2 Claims Auditor
Supervisor B1a
Medicare/Dual Development
(VACANT)
Supervisor B1b
Supervisor B1c
Reinsurance
Member Fallout
Woodland Hills
Supervisor B3a
PDRs
(from Call Center)
Supervisor B2a
Medi-Cal
3 Claims Examiner I
3 Claims Examiner II
2 Claims Examiner II
1 Claims Examiner Lead
2 Claims Examiner II
3 Claims Examiner II
1 Claims Examiner II
1 Admin Analyst
1 Claims Examiner Lead
1 Clerical Specialist I
5 Clerical Specialist II
3 Reinsurance Specialist
2 Reinsurance Specialist, Sr.
SHP PDRs (from Call Center)
1 Griev & Appeals Intake Spec (AZ AHCCCS)
2 Grievance & Appeals Coordinator
1 Admin Assistant I
Commercial/MA PDRs (from Call Center)
1 CSR Lead-Ops
2 CSR III-Ops
1 CSR III-Ops (VACANT)
1 Admin Assistant
1 Claims Adjuster I
2 Claims Examiner Lead
2 Claims Examiner III
7 Claims Examiner II
4 Claims Examiner I
3 Clerical Specialist II
1 Claims Examiner I
1 Claims Examiner III
(VACANT)


Location Key:
Rancho Cordova
Woodland Hills
Huntington Beach
Director C
MHN Claims
MHN Ops Configuration
AZ AHCCCS
Pay and Recover
Provider Disputes
Provider Reimbursement
Performance Group
Accumulator Research
1 Administrative Assistant III
1 Business Systems Analyst, Sr.
Manager C1
MHN Claims
Manager C2
MHN Ops Configuration
Note: The Ops Configuration Group is transitioning from Claims to Benefit Configuration.
2 Claims Auditor
Supervisor C1a
MHN Claims
Supervisor C1b
MHN Claims Recovery
MHN Claims Research
MHN Clerical
1 Business Analyst
1 Business Analyst, Sr.
7 Business Analyst
1 Business Systems Analyst
2 Business Systems Analyst Sr.
1 Project Coordinator
13 Claims Examiner
2 Claims Examiner, Sr.
2 Claims Examiner
2 Claims Examiner - Duals
(VACANT)
2 Clerical Specialist II
2 Recovery Analyst Sr.
3 Research/Review Rep
4 Research/Review Rep, Sr.


Director C (Cont.)
MHN Claims
MHN Ops Configuration
AZ AHCCCS
Pay and Recover
Provider Disputes
Provider Reimbursement
Performance Group
Accumulator Research
Location Key:
Rancho Cordova
Woodland Hills
San Diego
Glendale
Tempe Arizona
To be Determined
Manager C3
AZ AHCCCS
Pay and Recover
Manager C4
Provider Disputes
Provider Reimbursement
Accumulator Research
Manager C5
Performance Group
1 Business Analyst
1 Business Analyst
1 Business Analyst, Sr.
1 Business Analyst, Sr.
Pay & Recover
1 Claims Examiner Lead
2 Claims Examiner II
1 RN III
1 Griev & Appeals Coordinator, Sr.
1 Administrative Assistant I
1 Business Aanlyst
1 Care Manager II
Supervisor C5a
Performance Group
Supervisor C3a
AZ AHCCCS
Supervisor C3b
AZ AHCCCS
Supervisor C4a
Provider Reimbursement
Supervisor C4b
Provider Disputes
Supervisor C4c
Provider Disputes
Supervisor C4d
Accumulator Research
Supervisor C5b
Performance Group
10 Claims Examiner I
4 Claims Examiner II
6 Claims Adjuster II
6 Claims Adjuster III
1 Claims Adjuster Lead
1 Claims Adjuster III - AHCCCS (Vacant)
4 Claims Adjuster II
8 Claims Adjuster III
1 Claims Adjuster Lead
2 Claims Adjuster II - Duals & Exchanges (Vacant)
1 Claims Adjuster I
6 Claims Examiner I
7 Claims Examiner II
3 Claims Examiner III
1 Claims Examiner Lead
2 Claims Examiner I (VACANT)
5 Claims Examiner I
2 Claims Examiner II
1 Claims Adjuster I
2 Claims Adjuster II
5 Claims Examiner I (TEMPS)
2 Business Analyst
7 Provider Reimbursement Spec
1 Provider Reimbursement Spec
1 Provider Reimbursement Spec
1 Provider Reimbursement Spec
1 Provider Reimbursement Spec (VACANT)
4 Claims Adjuster II
8 Claims Adjuster III
1 Claims Adjuster Lead
1 Claims Adjuster II
1 Claims Adjuster II - Exchanges
1 Claims Adjuster III - Duals (VACANT)
7 Claims Examiner I
5 Claims Examiner II
6 Claims Examiner III
2 Claims Examiner Lead
1 Clerical Specialist III
2 Claims Examiner I (VACANT)


Location Key:
Rancho Cordova
Woodland Hills
Remote (Connecticut)
To be Determined
Director D
Electronic Data Interchange
Claims Projects
Claims Reporting
Benefit Testing
Manual Accumulator Entry
Paper Vendor
Manager D1
Electronic Data Interchange
Manages various EDI Claims and Eligibility transaction for all regions and products
Manages Business EDI Team that is involved in complete lifecycle of HN projects with EDI impact
Manager D2
Claims Projects
Claims Process Improvement
Manager D3
Claims Reporting
Benefit Testing
1 ACS/Xerox Vendor Liaison
Works with the Paper claim vendor on day-to-day issues and changes requested by HN
1 Administrative Assistant
3 Manual Accumulator Team
Enters accumulator changes manually based on requests from Accum Claim Research Team, Call Center, Brokers, and A&G
1 Business Systems Analyst, Sr.
1 Business Systems Analyst
1 Business Systems Analyst
1 Business Analyst, Sr.
6 Business Analyst
Test Benefit Plans prior to moving into production
Supervisor D1a
Manages various EDI Claims and Eligibility transactions for all regions and products
2 Business Systems Analyst
2 Business Systems Analyst
4 Business Analyst, Sr.
1 Research/Review Rep Sr.
8 Business Analyst, Sr.
3 Business Analyst
1 Business Analyst (VACANT)
Supervisor D3a
Claims Reporting
Team produces Claim reports for all regions and products that is used by Claims, Compliance, Legal, Corporate, etc...
1 Business Systems Analyst, Sr.
4 Business Systems Analyst
2 Business Systems Analyst
2 Business Analyst Sr.
2 Business Systems Analyst (VACANT)

EXHIBIT B-1

CLAIMS SERVICE LEVEL METRICS

#	Category	Description	Measurement Period	Measurement Tool	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement
1	Manual Cross-Accumulator Turnaround Time	**[% TBD (Baseline Consideration)]** of Cross-Accumulator Update Submissions shall have a Cross-Accumulator Turnaround Time of less than or equal to twenty (20) Business Days ***(Base Line Consideration)*** This Service Level shall be calculated in accordance with the following formula: (# Completed Cross-Accumulator Update Submission – # Late Completed Cross-Accumulator Update Submission) / # Completed Cross-Accumulator Update Submission x 100% Where: "***Cross-Accumulator Update Submission***" means a submission by a Member requiring manual updates to a Member's accumulator information in the applicable Claims System(s). "***# Completed Cross-Accumulator Update Submissions***" means the number of Cross-Accumulator Update Submissions for which Cognizant has performed all required Services necessary to update the required information in all of the applicable Claims System(s).	Monthly	TBD	N	TBD	C	N

#	Category	Description	Measurement Period	Measurement Tool	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement
		"***# Late Completed Cross-Accumulator Update Submissions***" means the number of Completed Cross-Accumulator Update Submission s for which the Cross-Accumulator Turnaround Time is greater than twenty (20) Business Days ***(Base Line Consideration).*** "***Cross Accumulator Turnaround Time***" means, for each Cross-Accumulator Update Submission, the elapsed time (in twenty (20) Business Days) ***(Base Line Consideration)*** between (i) the date on which the Cross-Accumulator Update Submission is made available to Supplier (including via a Service Form, email, or a specific queue in the applicable Claims System(s)) and (ii) the date when the applicable Cross-Accumulator Entry is considered a Completed Cross-Accumulator Entry.						
2	Manual Cross-Accumulator Accuracy	The percentage of Cross-Accumulator Update Submissions that are processed without any errors shall be greater than or equal to **[% TBD (Baseline Consideration)]** This Service Level shall be calculated in accordance with the following formula: [(Total # of audited Cross-Accumulator Update Submissions – # of audited Cross-Accumulator Update Submissions with 1 or more errors) / Total # of audited Cross-Accumulator Update Submissions] x 100%	Monthly	TBD	N	TBD	C	Y
3	Accumulator Inquiry Response Time	**[% (Base Line Consideration)]** of Accumulator Inquiries shall have an Accumulator Inquiry Response Time of	Monthly	TBD	N	TBD	C	N

#	Category	Description	Measurement Period	Measurement Tool	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement
		less than or equal to thirty (30) calendar days. This Service Level shall be calculated in accordance with the following formula: (# Completed Accumulator Inquiries – # Late Completed Accumulator Inquiries) / # Completed Accumulator Inquiries x 100% Where: "***Accumulator Inquiry***" means an inquiry from a Member requesting information regarding the amount of their accumulator totals. "***# Completed Accumulator Inquiries***" means the number of Accumulator Inquiries for which Supplier has provided all of the requested information and satisfied the Member's inquiry. "***# Late Completed Accumulator Inquiries***" means the number of Completed Accumulator Inquiries for which the Accumulator Inquiry Response Time is greater than forty-five (45) calendar days. "***Accumulator Inquiry Response Time***" means, for each Accumulator Inquiry, the elapsed time (in calendar days) between (i) the date on which the Contact Center submitted the Service Form describing the Accumulator Inquiry, and (ii) the date when the applicable Cross-Accumulator Entry is considered a Completed Cross-Accumulator Entry.						

#	Category	Description	Measurement Period	Measurement Tool	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement
4	Capitation Deduct Turnaround Time	**[% (Base line consideration)]** of all Capitation Deduction Requests shall have a Capitation Deduction Request Turnaround Time of less than or equal to ten (10) calendar Days. This Service Level shall be calculated in accordance with the following formula: (# Completed Capitation Deduction Requests – # Late Completed Capitation Deduction Requests) / # Completed Capitation Deduction Requests x 100% Where: "***Capitation Deduction Request***" means a request from Health Net for a capitation deduction for a particular PPG or capitated hospital. "***# Completed Capitation Deduction Request***" means the number of Capitation Deduction Requests for which Cognizant has performed all required Services necessary to pay the applicable Claim and enter the necessary information into the applicable Claims System(s) so that the payment is deducted from the subsequent capitation payment to the applicable PPG or capitated hospital. "***# Late Completed Capitation Deduction Request***" means the number of Completed Capitation Deduction Requests for which the Capitation Deduction Requests Turnaround Time is greater than five (5) Business Days ***(Base Line Consideration)***.	Monthly	TBD	N	TBD	C	N

#	Category	Description	Measurement Period	Measurement Tool	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement
		"***Capitation Deduction Request Turnaround Time***" means, for each Capitation Deduction Request, the elapsed time (in Business Days) between (i) the date on which the Capitation Deduction Request is first submitted to Supplier and (ii) the date when the applicable Capitation Deduction Request is considered a Completed Capitation Deduction Request and processed within the core adjudication system.						
5	Balanced Checks (QCare) Turnaround Time	Each week, the Check Register Report will be balanced against all of the checks that are approved for printing for the same period covered by the applicable Check Register Report and such checks will be approved for release (as evidenced by an email to Health Net's fulfillment center) by 9:30am PT on the same day that the Check Register Report is prepared and provided to Supplier.	Monthly	TBD	N	TBD	A	N
6	Recovery Notification Letter Submission	**[% TBD (Baseline Consideration)]**of all Recovery Notification Letters shall be prepared for mailing and submitted to Health Net's fulfillment center within the following timeframes: • **ABS = Automatically produced on Day 1, Day 45, Day 90** • **QCare = Manually produced on Day 1 and Day 30. [To be base lined.]** • **MC400 = Automatically produced on Day 1, and each subsequent RA contains recover language if there is an**	Monthly	TBD	N	TBD	C	N

#	Category	Description	Measurement Period	Measurement Tool	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement
		outstanding balance.] • **Symphony = Manually produced weekly for first notification, and monthly for ongoing recovery efforts. [To be baselined.]**						
7	Coordination of Benefits Turnaround Time	**[% TBD (Baseline Consideration)]** of all COB Notification shall have a COB Turnaround Time of less than or equal to five (5) Business Days. This Service Level shall be calculated in accordance with the following formula: (# Completed COB Notifications – # Late Completed COB Notifications) / # Completed COB Notifications x 100% Where: "***COB Notification***" means a notification that the coordination of benefits information for a particular Member needs to be updated. "***# Completed COB Notifications***" means the number of COB Notifications for which Supplier has performed all required Services necessary to research and determine the appropriate coordination of benefit and make the necessary updates to the applicable Claims System(s). "***# Late Completed COB Notifications***" means the number of Completed COB Notifications for which the COB Turnaround Time is greater than five (5) Business Days.	Monthly	TBD	N	TBD	C	N

#	Category	Description	Measurement Period	Measurement Tool	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement
		"***COB Turnaround Time***" means, for each COB Notification, the elapsed time (in Business Days) between (i) the earlier of (a) date on which the COB Notification is first submitted to Supplier (including from a person performing Claims Adjudication services, the Contact Center Tower or the Membership Tower), or (b) Supplier otherwise becomes aware that such an update is necessary (provided that in the case of (b), Supplier has the authority to perform such activity in the absence of Health Net request or prior-approval), and (ii) the date when the applicable COB Notification is considered a Completed COB Notification.						
8	Coordination of Benefits Accuracy	The percentage of COB Notifications that are processed without any errors shall be greater than or equal to **[% TBD (Baseline Consideration)]** This Service Level shall be calculated in accordance with the following formula: [(Total # of audited Cross-Accumulator Update Submissions – # of audited Cross-Accumulator Update Submissions with one (1) or more errors) / Total # of audited Cross-Accumulator Update Submissions] x 100%	Monthly	TBD	N	TBD	C	Y
9	Benefit Testing Turnaround Time	**[% TBD (Baseline Consideration)]** of all Benefit Testing Requests shall have a Benefit Testing Request Turnaround Time of less than or equal to the earlier of (i) three (3) Business Days***(Base Line Consideration),*** or (ii) the effective date of the applicable benefit plan.	Monthly	TBD	Y	TBD	C	N

#	Category	Description	Measurement Period	Measurement Tool	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement
		This Service Level shall be calculated in accordance with the following formula: (# Completed Benefit Testing Requests – # Late Completed Benefit Testing Requests) / # Completed Benefit Testing Requests x 100% Where: "***Benefit Testing Request***" means a request from Health Net to do Claims processing testing for a new or modified benefit plan. "***# Completed Benefit Testing Request***" means the number of Benefit Testing Requests for which Cognizant has performed all required Services necessary to test the applicable benefit plan in accordance with Section 3.4(ee) of Exhibit A (*Claims Management Services*). "***# Late Completed Benefit Testing Request***" means the number of Completed Benefit Testing Requests for which the Benefit Testing Requests Turnaround Time is greater than the earlier of (i) three (3) Business Days, or (ii) the effective date of the applicable benefit plan. "***Benefit Testing Request Turnaround Time***" means, for each Benefit Testing Request, the elapsed time (in Business Days) between (i) the date on which the Benefit Testing Request is first submitted to Supplier and (ii) the date when the applicable Benefit Testing Request is considered a Completed Benefit Testing						

#	Category	Description	Measurement Period	Measurement Tool	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement
		Request.						

EXHIBIT B-2

FINANCIAL SUPPORT REQUESTS

#	Category	Description	Measurement Period	Measurement Tool	Code	Critical (Y/N)	Continuous Improve
1	Refund Posting – For All Adjudication Systems (QCare/ABS/Symphony)	Baseline Consideration of refund checks shall be completed and posted within the applicable Claims System(s) no later than the earlier of (a) seven (7) Business Days from the date on which Supplier first receives the applicable refund request, or (b) provided that Supplier first receives the applicable refund request no later than three (3) Business Days prior to the end of the calendar month, the end of the calendar month. For clarity, refund requests include requests related to actual checks paid to Health Net as well as for funds collected by vendors.		[TBD]	C	Y	N
2	Returned Check Re-mails – For All Adjudication Systems (QCare/ABS/Symphony)	"***Check Re-mail***" means a check that Health Net issued to a provider or member but was returned to Health Net by the post office due to an incorrect or incomplete address. **[% Baseline Consideration]** of all Check Re-mails will be completed no later than five (5) Business Days after the date on which Health Net notifies Supplier of such Check Re-mail; and **[% Base line consideration]** of all Check Re-mails will be completed no later than the earlier of (a) seven (7) Business Days after the date on which Health Net notifies Supplier of such Check Re-mail; or (b) provided that Health Net notifies Supplier of such Check Re-mail no later than three (3) Business Days prior to the end of the		[TBD]	C	N	N

#	Category	Description	Measurement Period	Measurement Tool	Code	Critical (Y/N)	Continuous Improve
		calendar month, the end of the calendar month. For purposes of this Service Level, a "completed" Check Re-mail is one for which Supplier has provided all necessary information back to Health Net for Health Net to be able to successfully re-mail the applicable check.					
3	Negative Vendor Records - For All Adjudication Systems (QCare/ABS/Symphony)	**[% TBD (Baseline Consideration)]** of all Negative Vendor Records will be researched, resolved and cleared no later than three (3) Business Days after the first date on which the payee record became a Negative Vendor Record. 100% of all Negative Vendor Records will be researched, resolved and cleared within five (5) Business Days after the first date on which the payee record became a Negative Vendor Record. "***Negative Vendor Records***" has the meaning given in Section 3.3 # 15(f) in Exhibit A (*Claims Management Services*).		[TBD]	C	Y	N
4	Check Stop Payments/Stale Dated Checks/Reissues - For All Adjudication Systems (QCare/ABS/Symphony)	**[% TBD (Baseline Consideration)]** of stop payments, stale dated checks, and related reissue requests shall be completed no later than five (5) Business Days after the date on which the need for such stop payment is first logged in the applicable system.		[TBD]	C	N	N
5	Voids/Reissues - For All Adjudication Systems (QCare/ABS/Symphony)	**[% TBD (Baseline Consideration)]** of voids and related reissue requests shall be completed no later than five (5) Business Days after the date on which the need for such void/reissue is first logged in the applicable system; and **[% TBD (Baseline Consideration)]** of voids and related reissue requests shall be completed no later than seven (7) Business Days after the date on which the need for such void/reissue is first		[TBD]	C	N	N

#	Category	Description	Measurement Period	Measurement Tool	Code	Critical (Y/N)	Continuous Improve
		logged in the applicable system.					
6	Financial Accuracy (Must meet for each of the specified categories)	The percentage of the total dollar amount of Completed Claims and Adjusted Claims Transactions that were processed accurately shall be greater than or equal to the percentage shown below for each category. This Service Level shall be calculated in accordance with the following formula: <u>Total $ Processed – Absolute $ Error</u> Total $ Processed x 100% Where: "***Total $ Processed***" means the sum, across all Completed Claims and Adjusted Claims that are Audited Transactions, of the amount actually paid for such Completed Claims and Adjusted Claims that are Audited Transaction. For the avoidance of doubt, "denied" Claims are included in this calculation as a $0. "***Absolute $ Error***" means the sum of the absolute value of the Financial Errors in each of the Completed Claims and Adjusted Claims that are Audited Transactions. 1. California: >= 98.08% 2. MediCal (California): >= 99.00% 3. Cal Medi-Connect Dual Eligibles (Calif.): >= - Baseline Consideration 4. Oregon: >= 99.35% Arizona: >= 99.21 5. AZ AHCCCS: >= Baseline Consideration. 6. MHN: >=% 98.48% as per data provided	Monthly	Health Net Post Pay Audit Database.	A except for: Cal Medi-Connect Dual Eligibles = C AZ AHCCCS = B	Y	Y

#	Category	Description	Measurement Period	Measurement Tool	Code	Critical (Y/N)	Continuous Improve
		*Baselining will be considered for AHCCCS & Cal Medi-Connect Dual Eligibles.					
7	Payment Accuracy (Must meet for each of the specified categories)	The percentage of Completed Claims and Adjusted Claims Transactions that are processed without any Financial Errors shall be greater than or equal to the percentage shown below for each category %. This Service Level shall be calculated in accordance with the following formula: [(Total # of Completed Claims and Adjusted Claims that are Audited Transactions - # of Completed Claims and Adjusted Claims that are Audited Transactions with 1 or more Financial Errors) / Total # of Completed Claims and Adjusted Claims that are Audited Transactions] x 100% 1. California: >= 96.99% 2. MediCal (California): >= 97.8% 3. Cal Medi-Connect Dual Eligibles (Calif.): >= Baseline consideration 4. Oregon: >= 98.86% 5. Arizona: >=% 98.5% 6. AZ AHCCCS: >=* Baseline Consideration 7. MHN: >=98.00% *Baselining will be considered for AHCCCS & Cal Medi-Connect Dual Eligibles.	Monthly	Health Net Post Pay Audit Database.	A except for: Cal Medi-Connect Dual Eligibles = C AZ AHCCCS = B	Y	Y
8	Procedural Accuracy (Must meet for each of the specified categories)	The percentage of Transactions that are processed without any Procedural Errors shall be greater than or equal to the percentage shown below for each category %. This Service Level shall be calculated in accordance with the following formula:	Monthly	Health Net Post Pay Audit Database.	A except for: Cal Medi-Conne	Y	Y

#	Category	Description	Measurement Period	Measurement Tool	Code	Critical (Y/N)	Continuous Improve
		[(Total # of Audited Transactions – # of Audited Transactions with one (1) or more Procedural Errors) / Total # of Audited Transactions] x 100% 1. California: >= 96.05% 2. MediCal (California): >= 97.00% 3. Cal Medi-Connect Dual Eligibles (Calif.): >= % Baseline Consideration 4. Oregon: >= % 98.5% 5. Arizona: >=98.25% 6. AZ AHCCCS: >=* Baseline Consideration 7. MHN: >=98.25% - Agree *Baselining will be considered for AHCCCS & Cal Medi-Connect Dual Eligibles.			ct Dual Eligibles = C AZ AHCCCS = B		
9	Adjudication Turnaround Time (must meet for each of the specified categories)	New Day Claims will be processed at greater than or equal to the rate shown for each category below: **unless otherwise called out for a different metric such as ((Community Based Adult Services (CBAS) as outlined below)) <u># Completed Claims - #Late Claims Adjudicated</u> # Completed Claims x 100% 1. California EDI (Professional and Institutional) Claims in thirty (30) calendar days (including MediCal): Baseline Consideration 2. California Paper (Professional and Institutional) Claims in thirty (30) calendar days (including MediCal): Baseline Consideration 3. Oregon EDI (Professional and Institutional) Claims in thirty (30) calendar days: Baseline	Monthly	Core Adjudication Systems	A except for: AZ AHCCCS = B Cal Medi-Connect Dual Eligibles = B CBAS = C	Y	N

#	Category	Description	Measurement Period	Measurement Tool	Code	Critical (Y/N)	Continuous Improve
		Consideration 4. Oregon Paper (Professional and Institutional) Claims in thirty (30) calendar days: Baseline Consideration 5. Arizona All Claims (includes AZ AHCCCS) in fourteen (14) calendar days: Baseline Consideration 6. Arizona All Claims (includes AZ AHCCCS) in thirty (30) calendar days: 98.5% 7. AZ AHCCCS: * 8. Cal Medi-Connect Dual Eligibles (Calif.): * 9. Community Based Adult Service (CBAS – Calif.) Claims [Check Date – Received Date] within ten (10) days: Baseline Consideration 10. All states Medicare Non-Contracted Clean Claims within thirty (30) calendar days: Baseline Consideration 11. All states Medicare all other (Non-Contracted Unclean & Contracted) Claims within sixty (60) calendar days: Baseline Consideration * Baseline to be determined.			Medicare (both) = B		
10	California, Oregon, California MediCal along with Arizona and AZHCCCS Adjudication	Team will maintain a month end inventory established by Finance/Actuary in respect to billed charges plus or minus 5% for all commercial and Medicare lines of business within each region and specific to AZHCCCS and California MediCal.	Monthly	Measurement using EIS as the reporting tool or ABS related inventories. For MediCal, the measurement tool will be QCARE data until such time the information is housed in a repository.	A	Y	N
11	California Provider Dispute Turn Around Time	Team will maintain a month end inventory of 2,000 claims/adjustments plus or minus 10% for PDR Clinical Determinations and 6,000 claims/adjustments plus or minus 10% for non-	Monthly	Monthly Measurement using EIS as the reporting tool.	A	Y	N

#	Category	Description	Measurement Period	Measurement Tool	Code	Critical (Y/N)	Continuous Improve
		Clinical PDR adjustments.					
12	California and Oregon Adjustment Turnaround Time	- **[% TBD (Baseline Consideration)]** of all other adjustment requests related to California and Oregon PPO Claims shall have a California and Oregon Adjustment Turnaround Time of thirty (30) Calendar Days and **[% TBD (Baseline Consideration)]** of such adjustment requests shall have an Escalation Turnaround Time of one (1) Business Day; and - **[% TBD (Baseline Consideration)]** of all other adjustment requests related to California and Oregon HMO Claims shall have a California and Oregon Adjustment Turnaround Time of thirty (30) Calendar Days and **[% TBD (Baseline Consideration)]** of such adjustment requests shall have an Escalation Turnaround Time of one (1) Business Day. This Service Level shall be calculated in accordance with the following formula: # California and Oregon Adjusted Claims – # Late California and Oregon Claims Adjusted # Adjusted Claims x 100% "***#Late California and Oregon Claims Adjusted***" means the number of California and Oregon Adjusted Claims for where the Adjustment Turnaround Time is greater than the maximum number of days, as set forth above.	Monthly	Monthly – Manual Calculation and using MACESS	C	Y	N
13	Arizona Adjustment Turnaround Time	The Arizona Adjustment Turnaround Time shall be greater than or equal to the following: - 90% of Arizona Adjustment Requests shall have an Arizona Adjustment Turnaround of fifteen	Monthly	Manual and MACESS	A	Y	N

#	Category	Description	Measurement Period	Measurement Tool	Code	Critical (Y/N)	Continuous Improve
		(15) calendar days; and - 98.4% of Arizona Adjustment Requests shall have an Arizona Adjustment Turnaround of twenty (20) calendar days. This Service Level shall be calculated in accordance with the following formula: <u># Arizona Adjusted Claims – # Late Arizona Claims Adjusted</u> # Arizona Adjusted Claims x 100% Where: "***# Late Arizona Claims Adjusted***" means the number of Arizona Adjusted Claims for which the Arizona Adjustment Turnaround Time is greater than the maximum number of days, as set forth above. "***Arizona Adjustment Turnaround Time***" means the elapsed time (in calendar days) between (i) the moment Supplier receives an adjustment request, and (ii) the moment that the applicable Claim is considered an Arizona Adjusted Claim.					
14	Arizona Provider Inquiry Mail – Service Form Creation Turnaround Time	100% of all PI Mail SF Created shall have a PI Mail SF Turnaround Time of two (2) Business Days. This Service Level shall be calculated in accordance with the following formula: <u># PI Mail SFs Created – # Late Service Forms Created</u> # Service Forms Created x 100%			A	N	N

#	Category	Description	Measurement Period	Measurement Tool	Code	Critical (Y/N)	Continuous Improve
		Where: "***# Late Service Forms Created***" means the number of PI Mail SFs Created for which the Service Form Turnaround Time is greater than two (2) Business Days. "***Service Form Turnaround Time***" means the elapsed time in Business Days between (i) the moment that the request for the creation of the PI Mail SF Created becomes available to Supplier (e.g., is accessible to Supplier via the designated system), and (ii) the moment that the creation of such PI Mail SF Created is deemed complete by Health Net.					
15	Arizona – Provider Inquiry Processing Turnaround Time	The PI Turnaround Time shall be greater than or equal to the following: - **[% TBD (Baseline Consideration)]** of Pis shall have a PI Turnaround Time within fifteen (15) calendar days; - **[% TBD (Baseline Consideration)]** shall have a PI Turnaround Time within thirty (30) calendar days This Service Level shall be calculated in accordance with the following formula: <u># Completed Pis – # Late Completed Pis</u> # Completed Pis x 100% Where: "***# Late Completed Pis***" means the number of Completed Pis for which the PI Processing Turnaround Time is greater than the maximum			C	Y	N

#	Category	Description	Measurement Period	Measurement Tool	Code	Critical (Y/N)	Continuous Improve
		number of days, as set forth above. "***PI Turnaround Time***" means the elapsed time (in calendar days) between (i) the moment that a PI is available for PI Mail SF Created processing, and (ii) the moment that such PI is considered a PI Processed.					
16	All Entities (Mail Services)	**[% TBD (Baseline Consideration)]**All Mail for all entities will be opened, reviewed, date stamped and delivered to appropriate departments, associates, others within twenty-four (24) hours of receipt (Receipt to CTS to be in a mutually agreed format and placed in specific location/queue.).		Manual Process	C	N	N
17	All Returned Mail	**[% TBD (Baseline Consideration)]**Returned mail related to incorrect address for correspondence, checks, recovery letters and any other documents generated in the normal course of business surrounding claims adjudication/processing will be processed within ten (10) business days. (Receipt to CTS to be in a mutually agreed format and placed in specific location/queue.).		Manual Process	C	N	N
18	MHN NDP Letters	**[% TBD (Baseline Consideration)]**Process all Notice of Denials Baseline Consideration of the time within one (1) business day and Baseline Consideration of the time within two (2) business days of generation from the NDP database.	Daily to Monthly		C	N	N
19	PDR – Commercial/Medicare (from Call Center) TAT	**[% TBD (Baseline Consideration)]**Receive, triage and route PDRs to Claims within six (6) business days.	Daily to Monthly		C	Y	N
20	PDR – SHP (from Call Center) TAT	(% Baseline consideration) Receive, triage and route PDRs to Claims within fifteen (15) business days.	Daily to Monthly		C	Y	N
21	Medicare Out of Network Provider Appeals	Greater than 85% of all appeals decisions will be made within sixty (60) calendar days.	Monthly	TBD	B	Y	N

#	Category	Description	Measurement Period	Measurement Tool	Code	Critical (Y/N)	Continuous Improve
		Measures the rate of cases auto-forwarded to the Independent Review Entity (IRE) (Medicare Part C) because decision timeframes for coverage determinations/redeterminations were exceeded by the plan. Appeals /other dept that impacts/delays coverage determination/redetermination from being processed timely impacts measure, (e.g., miss-routes in mailroom).					
22	Medicare Out of Network Provider Appeals	Greater than 87% of all appeals will be fair. Fair is defined as HN has made the appropriate determination with the appropriate supporting documentation no less than 87% of the time. Measures % cases overturned by Independent Review Entity (IRE) (Medicare Part C). Improperly prepped cases and/or weak rationale to support uphold impacts measure.	Monthly	TBD	B	Y	N
23	Medicare Out of Network Provider Disputes	Greater than 95% of all disputes will be processed within thirty (30) calendar days. Measures the responses to disputes about payment amounts on previously paid claims.	Monthly	TBD	B	Y	N

EXHIBIT D

KEY SUPPLIER PERSONNEL

Subject to Section 7.4 (Key Supplier Positions) of the Terms and Conditions, the following positions shall be Key Supplier Positions filled by the individuals listed in the table below.

Key Supplier Position	Initially Approved Individual
Director Claims	TBD
Director Claims	TBD
Claims Examiner Lead-Ops	TBD
Dir Configuration & Claims	TBD
Business Analyst, Sr	TBD
Mgr Claims	TBD
Business Systems Analyst, Sr	TBD
Director Claims	TBD
Business Systems Analyst, Sr	TBD
Mgr Claims	TBD
Mgr Claims	TBD
Mgr Vendor Management	TBD
Business Systems Analyst, Sr	TBD

EXHIBIT H

SUBCONTRACTORS

1. INTRODUCTION

With reference to Section 7.7 (Subcontracting) of the Terms and Conditions, this Exhibit H (*Subcontractors*) identifies the Subcontractors who are Approved Subcontractors for the purposes of this Statement of Work as of the Effective Date with respect to the Functions of each Subcontractor set forth below.

2. APPROVED SUBCONTRACTORS

Approved Subcontractor	Address	Functions
***		

AMENDED AND RESTATED

MASTER SERVICES AGREEMENT

STATEMENT OF WORK #2 (MEMBERSHIP AND CONFIGURATION SERVICES)

AMENDED AND RESTATED

MASTER SERVICES AGREEMENT

STATEMENT OF WORK #2 (MEMBERSHIP AND CONFIGURATION SERVICES)

This Statement of Work #2 (*Membership and Configuration Services*), dated November 21, 2014, but effective as of November 2, 2014 ("the ***SOW Effective Date***"), is made by and between Health Net, Inc., a Delaware corporation with its principal place of business located at 21650 Oxnard Street, Woodland Hills, California 91367 ("***Health Net***"), and Cognizant Healthcare Services, LLC ("***Supplier***"), a Delaware corporation having an office at 500 Frank W. Burr Blvd., Teaneck, New Jersey 07666 (each, a "***Party***" and collectively, the "***Parties***"). This SOW #2 (*Membership and Configuration Services*) is entered into and shall be governed by the terms of that certain Amended and Restated Master Services Agreement entered into between the Parties dated November 21, 2014 (the "***Agreement***"). This Statement of Work #2 (*Membership and Configuration Services*) replaces and supersedes in all respects the Statement of Work #2 dated November 2, 2014.

1. INTRODUCTION

1.1 Background & Purpose

This SOW #2 (*Membership and Configuration Services*) describes the Membership and Configuration Services Supplier will provide for Health Net, as such Services are defined in Exhibit A (*Membership and Configuration Services*) to this SOW #2 (*Membership and Configuration Services*), and sets forth certain terms and conditions relating to them, including, among other things:

(a) The scope of the Membership and Configuration Services;

(b) The Solution Supplier will use to perform and deliver them;

(c) The Operational Service Levels Supplier will meet in providing them;

(d) The Key Supplier Positions applicable to them; and

(e) The Subcontractors (if any) approved by Health Net to provide certain of them.

1.2 Structure

This SOW #2 (*Membership and Configuration Services*) is comprised of this cover document and the following Exhibits:

Table 1: Exhibits to SOW #2 (*Membership and Configuration Services*)

Item #	Exhibit	Purpose of Exhibit
1	Exhibit A (*Services*)	Describes the scope of the Membership and Configuration Services.

Table 1: Exhibits to SOW #2 (*Membership and Configuration Services*)		
Item #	**Exhibit**	**Purpose of Exhibit**
2	Exhibit A-1 (*Solution Description*)	Describes Supplier's solution for the provision of the Membership and Configuration Services and includes as exhibits: • Exhibit A-1-1 (*Approved Service Delivery Centers*) • Exhibit A-1-2 (*Service Delivery Configuration at the Completion of Phase 2*)
3	Exhibit A-3 (*Organizational Chart*)	Identifies the Health Net roles being transferred to Supplier or displaced by Supplier roles as a result of the execution of this SOW #2 (*Membership and Configuration Services*).
4	Exhibit B-1 (*Operational SLAs*)	Identifies the Operational Service Levels applicable to the Membership and Configuration Services.
5	Exhibit D (*Key Supplier Positions*)	Identifies the Key Supplier Positions applicable to the Membership and Configuration Services.
6	Exhibit H (*Subcontractors*)	Identifies the Subcontractors approved by Health Net to provide certain of the Membership and Configuration Services.

2. DEFINITIONS

Capitalized terms used but not defined in this SOW #2 (*Membership and Configuration Services*) shall have the meanings given them in the Agreement.

3. APPLICABILITY OF THE AGREEMENT

This SOW #2 (*Membership and Configuration Services*) is hereby made a part of, and is subject to and governed by, the Agreement. This SOW #2 (*Membership and Configuration Services*) is one of the Initial Statements of Work executed under the Agreement.

IN WITNESS WHEREOF, Health Net and Supplier have each caused this SOW #2 (*Membership and Configuration Services*) to be signed and delivered by its duly authorized officer, all as of the SOW Effective Date set forth above.

Health Net, Inc.	Cognizant Healthcare Services, LLC
By:____________________	By:____________________
Print Name: ________________	Print Name: ________________
Title: ____________________	Title: ____________________
Date:____________________	Date:____________________

EXHIBIT A
MEMBERSHIP AND CONFIGURATION SERVICES

1. INTRODUCTION

1.1 General.

(a) The "***Membership Services***" means the Functions associated with the provision of Group Setup Services, Group Maintenance, Renewal & Termination Services, Enrollment Services, Accounts Receivable Services, Financial Reporting Services, Finance Operations Services, Broker Commissions Services, Sales Incentives Services, Cash Unit Services, Collections Services, Reporting Services, Miscellaneous Membership Services, Audit Support Services, and Medicare OEV Outbound Calls Services and other membership-related services for all geographies and lines of business requested by Health Net (unless expressly excluded under this Statement of Work).

(b) The "***Configuration Services***" means the Functions associated with the provision of Configuration, Provider data management, and Capitation Functions for all geographies and lines of business requested by Health Net (unless expressly excluded under this Agreement) and include the following activities:

(i) Load and configure new Products and new Provider contracts in core systems;

(ii) Perform on-boarding and maintenance of Physician Provider Group (PPG) and Provider demographic information; and

(iii) Perform Capitation payment calculation and reconciliation.

(c) The Membership Services and Configuration Services are more fully described in Sections 3 and 5, and include the Cross Functional Services described in Section 3 of Schedule A (*Cross Functional Services*) and the Functions included as part of the Embedded Processes described in Section 4 of Schedule A (*Cross Functional Services*), each as they relate to the Functions included as part of the Membership Services and Configuration Services. For clarity, this includes Supplier's responsibility to manage all activities performed under Managed Third Party Contracts in accordance with Section 3.8 (*Managed Third Party Contract Services*) of Schedule A (*Cross Functional Services*). Supplier shall perform the Membership Services and Configuration Services, except for those Functions that are expressly identified as retained Health Net responsibilities in Sections 2 and 4 below. For purposes of clarity, the Party that is assigned responsibility for a Function as per the designations in Sections 2 and 4 is also responsible for the Embedded Processes applicable to that Function.

(d) In addition to those Functions specifically designated in this Statement of Work as Functions for which Supplier is responsible, the Membership Services and Configuration Services to be performed by Supplier include all Functions performed by or associated with the roles in the Membership Accounting and Eligibility Organization Chart set forth in Exhibit A-3 (*Membership and Configuration Organization Charts*), all of which are either being transferred to Supplier or displaced by Supplier roles as a result of the execution of this Statement of Work. Such Functions will be deemed to be part of the

Membership Services and Configuration Services to be performed by Supplier as if expressly set forth in this Statement of Work.

(e) As part of the Membership and Configuration Services, Supplier shall generate and provide to Health Net (i) each operational report generated prior to the BPaaS Services Commencement Date, unless and until Health Net confirms in writing that such operational report is no longer required, (ii) such other operational reports as Health Net may reasonably request from time to time, and (iii) such modifications to or replacements for the foregoing reports as may be necessary to reflect changes to and evolutions of the Membership and Configuration Services during the term of this Statement of Work.

(f) In addition to the Health Net responsibilities expressly identified in Sections 2 and 4 below, and in addition to and without limiting Health Net's rights under Section 18 (*Audits and Records*) of the Terms and Conditions, Health Net may perform quality reviews and audits of Supplier's performance of the Membership and Configuration Services in accordance with the Terms and Conditions. For the avoidance of doubt, Health Net is not obligated to perform any level of such quality reviews and audits, except to the extent required by applicable Law.

1.2 Definitions.

(a) The following terms have the meaning set forth as follows:

(i) "***Behavioral Health IPAs***" means Behavioral Health Independent Practitioners Associations.

(ii) "***Beneficiary***" means a person who has health care insurance through the Health Net plan for Medicare programs.

(iii) "***Best Available Evidence***" or "***BAE***" means the policy created in 2006 by CMS to address situations where the CMS systems do not reflect a Beneficiary's correct low-income subsidy (LIS) status at a particular point in time and as a result, the most up-to-date and accurate subsidy information has not been communicated to the Medicare plan. This BAE policy requires sponsors to establish the appropriate cost-sharing for low-income Beneficiaries when presented with evidence as defined by CMS that the Beneficiary's information is not accurate.

(iv) "***Broker***" means an agent who sells for a principal on a commission basis.

(v) "***Business Hours***" means hours during the normal operating hours for the Function and location in question, which are set forth in Schedule A-1 (*Solution Description*) of this Statement of Work (specifically, in Section 3.1.5.3 for the Membership Services and in Section 3.2.4.3 for the Configuration Services).

(vi) "***Callidus***" means a Broker commission and Sales Incentive Compensation System.

(vii) "***CMS***" means the Centers for Medicare and Medicaid Services.

(viii) "***CMS Guidance***" means CMS's published regulations and guidance documentation, including all published policy manuals, chapters and exhibits.

(ix) "***Commission Statements***" means a statement explaining the owed or commissions.

(x) "***Election Period***" means the time when an eligible person may choose to join or leave the Medicare plan. There are three types of Election Periods for individuals during which the individual may join and leave Medicare health plans: (i) Annual Election Period (AEP), (ii) Initial Coverage Election Period (ICEP), and (iii) Special Election Period (SEP).

(xi) "***Groups***" has the meaning provided in Schedule W (*Glossary*).

(xii) "***Enrollment Application***" means hard copy or electronic enrollment applications or transactions.

(xiii) "***Health Net Policies***" has the meaning provided in the Terms and Conditions.

(xiv) "***ID Card***" means identity card identifying the Member by name and containing other health plan related data.

(xv) "***LEP Reconsideration Process***" the process for reevaluating a Member disputed additional charge that was billed to an enrollee who appeared to not maintain creditable prescription drug coverage for a continuous period of 63 days or longer at any time following his/her initial enrollment period for the Medicare prescription drug benefit. See CMS's Reconsideration Procedures Manual.

(xvi) "***MARx Part A/B Eligibility***" means Member eligibility for Medicare Part A and Part B.

(xvii) "***Member***" has the meaning provided in Schedule W (*Glossary*).

(xviii) "***Membership and Configuration Services***" means the Membership Services and the Configuration Services.

(xix) "***Out of Area***" means a designation for Members outside the service area who elected a plan while they were living in the service area.

(xx) "***PCP Assignment***" means assignment of PCP to a Member using unique criteria specific for the Member's health plan. If a Member in a managed care plan does not select a Primary Care Physician (PCP) before enrollment, a PCP Assignment occurs.

(xxi) "***Pended Enrollments***" means those Enrollment Applications where the applicant-Member has omitted material information, except that in the context of SHP, Pended Enrollment means a Member benefit that is suspended until the Member requalifies.

(xxii) "***Power of Attorney***" means a written document in which one person or entity (the principal) appoints another person or entity to act as an agent on the

principal's behalf, thus conferring authority on the agent to perform certain acts or functions on behalf of the principal.

(xxiii) "***Print and Mail Services***" means the Health Net department that is provides printing and mailing services (i.e., Customer Distributed Services (CDS) as of the Effective Date).

(xxiv) "***Ten-Day Demand Letter***" means a standardized letter to prompt a debtor into paying the amount that is past due on an invoice.

(b) The following acronyms have the meaning set forth as follows:

ABD	Automated Bank Draft
ABS	Automated Business System
ACH	Automated Clearing House
AEVS	Automated Eligibility Verification System
AHCCCS	Arizona Health Care Cost Containment System
APTC	Advanced Premium Tax Credit,
AR	Accounts Receivable
ASO	Administrative Services Only
BAE	Best Available Evidence
BARR	Business Area Requirements
BHA	Behavioral Health IPA
CHIPA	Children's Health Insurance Program
COB	Coordination of Benefits
CPT	Current Procedural Terminology
CSR	Customer Service Repetitive
ESRD	End Stage Renal Disease
FFS	Fee-For-Service
GSA	Group Service Agreement
HCPC	Heath Care Common Procedure Codes
HEDIS	Healthcare Effectiveness Data and Information Set
HICN	Health Insurance Claim Number
IBNR	Incurred But Not Reported
ICD-9 / 10	International Classification of Diseases
IEP	Initial Enrollment Period
IPA	Independent Practitioners Associations
IRE	Independent Review Entity

ITG	Information Technology Group
LEP	Late Enrollment Penalty
LIS	Low Income Subsidy
MARx	Medicare Advantage Prescription Drug system
MHN	MHN Inc. and its subsidiaries
NCF	Network Change Form
OAEVS	Online Automated Eligibility Verification System
PBP	Plan Benefit Package
PCP	Primary Care Physician
PDE	Prescription Drug Event
PHI	Protected Health Information
PIF	Provider Information Form
RBRVS	Resource-Based Relative Value Scale
SEP	Special Enrollment Period
SF	Service Form
SWP	Sales Web Portal
TATs	Turn Around Time
TRR	Transaction Reply Report

(c) Capitalized terms not defined herein shall have the meanings given them elsewhere in this Statement of Work, or in the Agreement.

2. MEMBERSHIP SERVICES – ROLES AND RESPONSIBILITIES

The following table sets forth the respective roles and responsibilities of Supplier and Health Net for the Membership Services, as well as identifying the Health Net lines of business and regions for which each listed component of the Membership Services is applicable. Supplier shall perform the Membership Services, including those Functions listed and described in Section 3 below, except for those Functions (if any) that are expressly identified herein as retained Health Net responsibilities.

Process / Function ID	Process/Function Name / Description	Lines of Bsns (LOB)	Region	Resp. Party Supplier	Resp. Party Health Net
MS1	Group Services				
MS1.1	Group Setup Services	All	All	X	
MS1.2	Group Maintenance, Renewal & Termination Services	All	All	X	

Process / Function ID	Process/Function Name / Description	Lines of Bsns (LOB)	Region	Resp. Party Supplier	Health Net
MS2	Enrollment Services	All	All	X	
MS2.1	Commercial Enrollment Services	Commercial	All	X	
MS2.2	MHN Enrollment Services	MHN	All	X	
MS2.3	State Health Program Enrollment Services	SHP	All	X	
MS2.4	Medicare Enrollment Services	Medicare	All	X	
MS2.5	Duals Demonstration Enrollment Services	Medicare	CA	X	
MS3	Accounts Receivable Services	All	All	X	
MS3.1	Commercial Accounts Receivable Services	Commercial	All	X	
MS3.2	MHN Accounts Receivable Services	MHN	All		
MS3.3	State Health Program Accounts Receivable Services	SHP	All	X	
MS3.4	Medicare Accounts Receivable Services	Medicare	All	X	
MS3.5	Duals Demonstration Accounts Receivable Services	Medicare	All	X	
MS4	Finance Operations Services				
MS4.1	Financial Reporting Services	All	All	X	
MS4.2	MHN Finance Operations Services	MHN	All	X	
MS5	Broker Commissions Services	All	All	X	
MS6	Sales Incentives Services	All	All	X	
MS7	Cash Unit Services	All	All	X	
MS8	Collections Services	All	All	X	
MS9	Reporting Services	All	All	X	
MS10	Miscellaneous Membership Services	All	All	X	
MS11	Medicare OEV Outbound Calls Services	All	All	X	
MS12	Audit Support Services	All	All	X	
MS13	Membership Policy Services	All	All	X	

3. MEMBERSHIP SERVICES – FUNCTIONAL DECOMPOSITION

3.1 Membership Services, Generally.

Except as set forth in Section 2, the Membership Services, which are described generally in Section 1.1(a), support all lines of business across Health Net and MHN. The principal Functions comprising the Membership Services are set forth in the remainder of this Section 3.

3.2 MS1: Group Services.

(a) MS1.1: Group Setup Services.

"***Group Setup Services***" means those Functions associated with the receipt, uploading, testing and maintenance of the setup of Group information and Member information within each Group into the applicable system(s).

Below are some examples of selected Group Setup Services Functions, some of which include descriptions of the manner in which such Functions are currently performed by Health Net. The examples are illustrative only.

(i) Interact via phone with Health Net and external parties (including Brokers, Groups, and third party administrators) to understand Group requirements and gather and complete the applicable data.

(ii) Communicate the account structure back to Sales team.

(iii) Enter applicable Group setup data into the applicable system, including the applicable system data elements (approximately 5-7).

(iv) Configure accurate billing information for Groups in the current billing system, including entering rates, populations, billing and payer information in the applicable system for each account.

(v) Enter Enrollment Applications and create discrepancy report.

(vi) Interact via phone with Health Net and external parties (including Brokers, Groups, underwriting, and third party administrators) to resolve any discrepancies.

(vii) Enter final GSN into the applicable system.

(viii) Check on status of the group setup and discrepancy report, and perform any outstanding items and resolve any outstanding issues.

(ix) Perform 100% internal quality assurance of enrollment application, enrollment information, Group set up documents and GSA.

(x) Validate if the discrepancy is over 30% and if so, prepare appropriate letter addressed to the applicable Groups.

(xi) Release Group discrepancy letters to Print and Mail Services.

(xii) Obtain corrected Group setup information as required.

(xiii) Correct any outstanding errors in the applicable system.

(xiv) Activate the Group, including creating the enrollment files and ID Cards.

(xv) Generate ID Cards, GUI hold, audit ID Cards.

(xvi) Release ID Cards to Print and Mail Services.

(xvii) Complete the initial billing process for first bill.

(xviii) Enter skeleton data system into the applicable system (approximately 5-7 data elements).

(xix) Enter enrollment information into the applicable system.

(xx) Obtain from Health Net Underwriting team any missing or incorrect data from Health Net and external parties (including Brokers, Groups, and third party administrators) and input corrections into the applicable system.

(xxi) Compare GSA to final GSN, load Group into the applicable system and resolve any issues, including through gathering additional data from Health Net and external parties (including Brokers, Groups, and third party administrators).

(xxii) Implement the billing process in the applicable system and create initial bill.

(xxiii) Credit the binder check to the initial bill in the applicable system.

(xxiv) Reverse initial bill in the applicable system.

(xxv) Create the cover letter and welcome kit with billing information.

(xxvi) Release cover letter and welcome kit with billing information to Print and Mail Services.

(xxvii) Validate Group's first month payment against bill.

(xxviii) Update the applicable systems and databases as necessary.

(b) MS1.2: Group Maintenance, Renewal & Termination Services.

"***Group Maintenance, Renewals & Termination Services***" means those Functions associated with maintaining, renewing, and terminating Group information and Member information within each Group, including updating the applicable systems and databases as necessary.

Below are some examples of selected Group Maintenance, Renewals & Termination Services Functions, some of which include descriptions of the manner in which such Functions are currently performed by Health Net. The examples are illustrative only.

(i) Process assumptive renewal (based on existing plans) 45-60 days in advance of renewal deadline.

(ii) If GSN is not complete, contact Health Net and external parties (including Brokers, Groups, and third party administrators) to complete all information accurately.

(iii) Print GSN (to an image) from SWP and reconcile number of GSNs

(iv) Prioritize renewals to be processed by bill date.

(v) Notify Health Net and external parties (including Brokers, Groups, and third party administrators).

(vi) Capturing any plan changes, including those identified by Health Net.

(vii) Coordinate the Member transfer from old to new product (e.g., cancel Member, move to new Group, cancel old suffixes).

(viii) Upon transferring members from old to new group numbers, coordinate with Broker Commissions team to update Broker linkages timely to enable appropriate transactions to be generated on ABS extract to Callidus.

(ix) Coordinate with Accounts Receivable to move any and all applicable premiums that need to be moved to the new suffix, and do so timely to avoid impact to the Broker (commissions).

(x) Coordinate with Billing team to verify that bills accurately reflect the changes in a timely manner.

(xi) Generate new ID Card if change in plan or change billing if there is a rate change.

(xii) Send renewal request to Supplier.

(xiii) Process renewal (auto update in the applicable system for new suffixes or map suffixes, update in the applicable system) including contacting and coordinating with Health Net and external parties (including Brokers, Groups, and third party administrators) to process the renewal.

(xiv) Send a spreadsheet to the Enrollment Services team.

(xv) Coordinate with Accounts Receivable to move any and all applicable premiums that need to be moved to the new suffix, and do so timely to avoid impact to the Member (causing double drafts to Members) or Broker (commissions).

3.3 MS2: Enrollment Services.

(a) Enrollment Services, Generally.

"***Enrollment Services***" means those Functions associated with the receipt, uploading, and processing (manually or electronic) of Enrollment Applications and eligibility (managed and unmanaged), testing, and maintenance of enrollment information in the applicable system(s), including initial enrollments, renewals, modifications, terminations, disenrollment, and reenrollment services, research for inquiries, enrollment

reconciliation, troubleshooting, system error resolution, any quality checks that may be required.

Below are some examples of selected Enrollment Services Functions, some of which include descriptions of the manner in which such Functions are currently performed by Health Net. The examples are illustrative only.

(i) Update the applicable systems and databases as necessary.

(ii) Create ID Cards and Member materials.

(iii) Release ID Cards and Member material to Print and Mail Services.

(iv) Review requests received for completeness and accuracy.

(v) Validate the Member eligibility for transaction.

(vi) Comply with all regulatory, legislative or contractual mandates for all lines of business.

(vii) Receive any necessary approvals.

(viii) Contact Health Net and external parties (including Brokers, Groups, and third party administrators) as applicable.

(ix) Perform Member correspondence Functions, including CMS mandated correspondence, and release printed correspondence to Print and Mail Services.

(x) Validate and process Power of Attorney/PHI requests.

(xi) Record error research. Conduct and document on the Member record all research, perform all Member contact and make any necessary changes to a Member's record.

(xii) Address discrepancies. Conduct and document on the Member record all research, perform Member contact and will make any necessary changes to a Member's records for discrepancies, including enrollment effective date discrepancies, LIS, PBP and others (e.g., TRR rejects).

(xiii) Perform disenrollments (both voluntary and involuntary) and reenrollments.

(b) MS2.1: Commercial Enrollment Services.

"***Commercial Enrollment Services***" means Enrollment Services associated with Commercial Members.

Below are some examples of selected Commercial Enrollment Services Functions, some of which include descriptions of the manner in which such Functions are currently performed by Health Net. The examples are illustrative only.

(i) EDI file management and Member electronic file set up, which includes the following Functions:

(A) Perform daily functions for processing enrollment, payment and any other Member electronic files interfaces;

(B) Reconcile Member enrollment;

(C) Work with Members to set up, test and implement new electronic files; and

(D) Update systems and files for any other changes.

(ii) iBilling customer service support, which includes the following Functions:

(A) Intake and resolve all internal and external Member inquiries, including password setups, resets;

(B) Identify and report any iBilling systems issues to iBilling system management team; and

(C) Coordinate with Health Net Sales team, enrollment and billing staff as necessary on iBilling Member issues.

(iii) Receive paper Enrollment Applications via Fax, lock box and USPS Mail.

(iv) Route Enrollment Applications to the applicable system.

(v) Receive Enrollment Applications (for all markets) via the applicable system.

(vi) Receive, review and process all emails related to Enrollment Applications.

(vii) Prioritize and process all Enrollment Applications (including urgent and all non-critical).

(viii) Route Enrollment Applications to the applicable system.

(ix) Process any urgent Enrollment Applications that require pharmacy overrides, and make required contact.

(x) Make phone calls or obtain overrides related to Enrollment Applications as required.

(xi) Process all Enrollment Applications from all channels, including data entry.

(xii) Create discrepancy report, follow up to resolve discrepancy via written contact or via phone calls with Health Net and external parties (including Brokers, Groups, and third party administrators), and resolve such discrepancy.

(xiii) Contacts Group via phone, obtains required information and pass it on via the applicable system.

(xiv) Activate, update or amend Member in the applicable system.

(xv) Close Enrollment Applications in the applicable system, as appropriate.

(xvi) Notify Members of the denied Enrollment Applications.

(xvii) Verify approved Enrollment Applications in IST against all critical fields and enable the 'Verification' status.

(xviii) Verify the Enrollment Applications in the applicable system through quality assurance.

(xix) Download approved Enrollment Applications to the applicable system.

(xx) Process all binder payments received.

(xxi) Prepare and release Member acceptance letter and contract documents to Print and Mail Services.

(xxii) Track and Audit enrollment for dependents reaching the maximum age.

(xxiii) COB notifications, as described in Section 3.3(e)(vi).

(xxiv) ID card services, as described in Section 3.3(e)(vii).

(xxv) Member maintenance services, as described in Section 3.3(e)(viii).

(xxvi) Resolve Pended Enrollments.

(xxvii) Application rejects, as described in Section 3.3(e)(xi).

(xxviii) PDE reconciliation, as applicable.

(c) MS2.2: MHN Enrollment Services.

"***MHN Enrollment Services***" means Enrollment Services associated with MHN Members. As of the Effective Date, the applicable system for MHN Members is Symphony.

Below are some examples of selected MHN Enrollment Services Functions, some of which include descriptions of the manner in which such Functions are currently performed by Health Net. The examples are illustrative only.

(i) Perform the accurate processing and maintenance of eligibility data into the applicable system including:

(A) Upload electronic eligibility data into Symphony via automated processes. Manually work eligibility queues (which validate various data) and stage the data. Use staged data (and validated data) to update the eligibility data in the Member and affiliate translation files.

(B) Manually enter and validate eligibility data where automated update is not feasible, including verifying Member data in third party systems (ABS, CSI, and QCARE as of the Effective Date).

(C) Meet accuracy and timeliness standards – standards measured by internal audits performed on samples monthly by Eligibility Coordinator audits.

(D) Work queue related to eligibility verification requests (typically these are sent by intake and referral teams).

(E) Work queue for claims pended for lack of Member identification (AR27).

(F) Work cross-data accumulation (CDA) queues where record is pended for lack of Member identification.

(G) Implement new or modified client eligibility files (834v5010 and other proprietary formats)

(H) Implement new or modified cross-data accumulation (CDA) queues with Account Management and EDI teams.

(I) Implement system enhancements and process improvements related to eligibility, including requirements gathering, BARR review, testing, validation and check out (i.e., validation in production before the work week begins that no system functionality has been adversely affected) for process improvements/changes/projects/implementations/system changes that would maintain or improve MHN membership activities.

(J) Prepare internal audits (TATs and accuracy related) and metrics.

(ii) Provide information to medical carriers as necessary, and confirm that information is successfully passed through.

(d) MS2.3: State Health Program Enrollment Services.

"***State Health Program Enrollment Services***" means Enrollment Services associated with State Health Program Members:

Below are some examples of selected State Health Program Enrollment Services Functions, some of which include descriptions of the manner in which such Functions are currently performed by Health Net. The examples are illustrative only.

(i) Update Enrollment Applications electronically including new enrollments and changes.

(ii) Work on monthly error report to determine if a transaction needs to be entered and the system updated. If the system needs to be updated, determine if the required information from the State system (e.g., AEVS, AHCCCS) is available, and update and close the transaction as necessary.

(iii) Document closure of the Enrollment Application on the error report.

(iv) Work on daily system report to determine if both medical and dental transactions need to be updated. If the system needs to be updated, determine if the required

information from the State system (e.g., AEVS, AHCCCS) is available, and update and close the transaction as necessary.

(v) ID card services, as described in Section 3.3(e)(vii).

(e) MS2.4: Medicare Enrollment Services.

"***Medicare Enrollment Services***" means Enrollment Services associated with Medicare Members.

Below are some examples of selected Medicare Enrollment Services Functions, some of which include descriptions of the manner in which such Functions are currently performed by Health Net. The examples are illustrative only.

(i) General. Perform maintenance and daily research/review of the following:

(A) TRR fallout workbasket;

(B) New enrollments;

(C) Disenrollments;

(D) Reinstatements/re-enrollments;

(E) Plan changes/PBP changes;

(F) Power of attorney/PHI;

(G) Enrollment correspondence;

(H) Enrollment exceptions and issues, including pre-edit and others;

(I) Member record maintenance;

(J) Billing services including Member set up;

(K) Posting cash / billing adjustments

(L) Accounts receivable processing;

(M) Work and resolve all work baskets(to be defined- those associated with processing of disenrollments, new enrollment, and select plan/PBP changes);

(N) COB; and

(O) BAE.

(ii) Member outreach for various type of information verification.

(iii) Pre-Enrollment Services.

(A) Perform the following pre-enrollment Services:

(1) Identify the transaction type (e.g., SEP, IEP, disenrollment, or change).

(2) Determine the Election Period for each Member.

(3) Verify Member eligibility.

(4) Identify the election source and display the method of receipt of the Enrollment Application (Internet, CMS online, paper).

(5) Determine LEP (Late Enrollment Penalty) for Members, including:

a. Process Late Enrollment Penalty correspondence and requests pertaining to the reconsideration process; and

b. Process each Member's attestation of creditable coverage.

i. Review the enrollment period data received from the Member, and make the creditable coverage determination and forward to Health Net all CMS-required correspondence.

ii. Submit any necessary changes/corrections to the number of uncovered months to CMS.

iii. Process response upon the receipt of TRR and within the timeframe mandated by CMS Guidance.

(6) Perform LEP Reconsideration Process.

(7) Process all documentation requests from the IRE (e.g., Maximus) regarding LEP reconsideration requests.

a. Gather the relevant documentation and create a case file.

b. Respond to requests within the timeframe set forth in the CMS Guidance or fourteen (14) days, whichever time period is shorter.

(8) Set up, attach and maintain Broker/GA information to the Member records as required, (Health Net may have as many as (three) 3 layers of Broker/GA classification (i.e. FMO, general agent, and Broker)).

(9) Prior to receiving final confirmation of enrollment of a Member from CMS, prepare a confirmation for the Member of their

enrollment in the plan so that the Member may access their benefits.

(B) Provide access to the Services to new enrollees upon:

(1) the process date of the enrollee's application; or

(2) the qualifying effective date of the enrollee's membership, whichever is later.

(C) Generate a welcome letter to new enrollees.

(D) Verify and document the Member's MARx Part A/B Eligibility.

(E) Review all Medicare applications for possible gaps in coverage. Perform outreach to sales and or Member as necessary.

(F) Add Member level system notes as needed for audit purposes.

(iv) CMS Transmissions/Reply Functions.

(A) Submit all required data extracts to CMS;

(B) Perform all CMS file processing for files received from CMS (i.e., TRRs, MMR, etc);

(C) Submit all necessary 4Rx (CMS Pharmacy Report) data to CMS;

(D) Perform reporting of the data submissions, including the status of those submissions; and

(E) Prepare all related correspondence as required by CMS.

(v) Member Correspondence Services.

(A) Perform Member correspondence, including:

(1) Out of Area-related correspondence Functions, including instances when Supplier receives information from either CMS or the United States Postal Service ("***USPS***") that a Member no longer resides in the service area;

(2) Plan Benefit Package ("PBP") changes related correspondence Functions;

(3) LIS (Low Income Subsidy) correspondence Functions;

(4) HICN correspondence Functions, including accepting HICN changes from CMS;

(5) Enrollment application acknowledgement letter;

(6) Disenrollment request acknowledgement letter; and

(7) PCP Assignment letter.

(B) Adhere to and use CMS and Health Net and RPC approved templates, guidance, time tables as required by CMS Guidance or as required by Health Net.

(C) Maintain CMS compliant templates in letter system.

(D) Generate both automated and manual letter files.

(1) All the letter files that are configured in the applicable system will be generated in an automated fashion.

(2) Generate manual letter files as triggered by the special requests made by the Members.

(E) Provide archive and retrieval capability and services for correspondence related to the Services (including all legacy correspondence converted by Supplier).

(F) Process all correspondence received related to Enrollment Applications, processing or status. Conduct all research and necessary Member contact, and make any necessary changes to a Member's record related to the received enrollment correspondence.

(vi) COB Notifications. Perform COB notification related Functions, including:

(A) Prepare and release to Print and Mail Services COB notification letters.

(B) If a response to the COB notification letter is not received from the Member, do not contact the Member further regarding COB.

(1) Anytime information is received concerning an addition or revision to an existing other coverage information, submit the new or revised information to the applicable party within 30 days of receipt.

(2) Track all COB responses and actions in the applicable system.

(3) Reach out directly to Members, other health plans or employer groups to correct inaccurate data.

(vii) ID Card Services. Perform ID Card related Functions, including:

(A) Maintain and utilize appropriate ID Card templates (e.g., individual vs. Group);

(B) Store ID Card history and archive electronic version of cards;

(C) Meet all government regulations surrounding ID Cards, including card file generation;

(D) Generate ID Card files in accordance with Health Net specifications;

(E) Produce reports documenting ID Card file submission metrics;

(F) Generate replacement ID Card files for Members within required timeframes;

(G) Release ID Cards to Print and Mail Services.

(viii) Member Maintenance Services. Perform Member maintenance related Functions, including:

(A) Perform Out of Area tracking and processing in accordance with CMS guidelines.

(B) Perform enrollment requests for PBP (Plan Benefit Package) changes.

(C) Perform Member maintenance services related to LIS (Low Income Subsidy).

(D) Process all Member maintenance requests.

(E) Validate that data fields are correctly input and maintained (e.g., HICN (Health Insurance Claim Number)).

(F) Utilize the Best Available Evidence (BAE) as provided by the Member.

(ix) Application Processing Failures.

Using the Workflow ticket system, resolve all pre-edit (multiples, singleton and pending pre-edit) workbaskets. An "***Application Processing Failure***" occurs when an Enrollment Application is rejected by CMS. Upon the occurrence of an Application Processing Failure and upon receipt of the rejected Enrollment Application from CMS, conduct all research, perform Member contact and track expiration dates in order to resolve the Application Processing Failure.

(x) Resolve Pended Enrollments.

(xi) Application Rejects. Resolve all enrollment rejects in accordance with the CMS Guidance and Health Net requirements.

(xii) TRR Processing.

(A) Using the workflow ticket system and enrollment systems, resolve all records that fail some point of validation within the TRR engine.

(B) Research and resubmit all failed records in accordance with CMS Guidance.

(xiii) PDE (Prescription Drug Event) Reconciliation.

(A) Using various data sources, conduct and document on the Member record all research, perform Member contact and make any necessary changes to a Member's PDE record (for enrollment and eligibility rejects only).

(B) Resolve any eligibility issue that results in the rejection of a PDE record submitted to CMS with in the CMS mandated timeframes.

(xiv) Health Net Plan vs Medicare Reconciliation Services. Research, work discrepancies identified by the eligibility reconciliation process, provide written confirmation that reconciliation occurred, and provide related information requested by Health Net.

(A) Update reconciliation logic as required to accommodate CMS software changes; and

(B) Provide guidance to the Member services team on discrepancy resolution process, work with the Application Development team as required to analyze automated discrepancy fixes, research causes of reconciliation discrepancies, and review discrepancy trends:

(f) MS2.5: Duals Demonstration Enrollment Services.

"***Duals Demonstration Member Enrollment Services***" means Enrollment Services associated with Duals Members.

Below are some examples of selected Duals Demonstration Member Enrollment Services Functions, some of which include descriptions of the manner in which such Functions are currently performed by Health Net. The examples are illustrative only.

(i) General.

Perform maintenance and daily research/review of the following:

(A) TRR fallout workbasket;

(B) New Enrollments

(C) Disenrollments;

(D) Reinstatements/re-enrollments;

(E) Plan changes/PBP changes;

(F) Power of attorney/PHI;

(G) Enrollment correspondence;

(H) Enrollment exceptions and issues, including pre-edit and others;

(I) Member record maintenance;

(J) Work and resolve all work baskets(to be defined- those associated with processing of disenrollments, new enrollment, and select plan/PBP changes);

(K) COB; and

(L) BAE.

(ii) Member outreach for various type of information verification.

(iii) Generate a welcome letter to new voluntary enrollee.

(iv) Add Member level system notes as needed for audit purposes.

(v) CMS Transmissions/Reply Functions.

Submit all required data extracts to CMS including:

(1) Perform all CMS file processing for files received from CMS (i.e., TRRs, MMR, etc);

(2) Submit all necessary 4Rx (CMS Pharmacy Report) data to CMS;

(3) Perform reporting of the data submissions, including the status of those submissions; and

(4) Prepare all related correspondence as required by CMS.

(vi) Member correspondence services, as described in 3.3(e)(v) (but only those correspondences applicable to Duals Members).

(vii) COB notification, as described in Section 3.3(e)(vi).

(viii) ID Card services, as described in Section 3.3(e)(vii).

(ix) Member maintenance services, as described in Section 3.3(e)(viii).

(x) Application Processing Failures, as described in Section 3.3(e)(ix).

(xi) TRR processing, as described in Section 3.3(e)(xii).

(xii) PDE reconciliation, as described in Section 3.3(e)(xiii).

(xiii) Health Net Plan vs Medicare reconciliation services, as described in Section 3.3(e)(xiv).

3.4 MS3: Accounts Receivable Services.

(a) Accounts Receivable Services, Generally.

"***Accounts Receivable Services***" means those Functions associated with performing daily and monthly financial reconciliation, including balancing and cash applications, performing eligibility reconciliation with the relevant government payer entity, working all system or database fall out and error reports, and performing accounts receivable Functions, including, e.g., generating and distributing invoices to payers, applying payments, research related to inquiries, troubleshooting, system error resolution and any quality checks that may be required.

At Health Net's discretion, Health Net may require that Health Net review and approve certain accounts receivable transactions prior to Supplier completing such transactions.

Below are some examples of selected Accounts Receivable Services Functions, some of which include descriptions of the manner in which such Functions are currently performed by Health Net. The examples are illustrative only.

(i) Update the applicable systems and databases as necessary.

(ii) Comply with all regulatory, legislative or contractual mandates for all lines of business.

(iii) Receive any necessary approvals.

(iv) Deposit all monies collected for or on behalf of Health Net daily into the applicable Health Net bank account.

(b) MS3.1: Commercial Accounts Receivable Services.

"***Commercial Accounts Receivable Services***" means Accounts Receivable Services associated with Commercial Members.

Below are some examples of selected Commercial Accounts Receivable Services Functions, some of which include descriptions of the manner in which such Functions are currently performed by Health Net. The examples are illustrative only.

(i) Create invoices.

(ii) Complete quality check of all invoice files.

(iii) Release invoices to Print and Mail Services.

(iv) Upload the image files of the check and the supporting documents into the applicable system. Generate Unapplied Cash Report for all unapplied checks.

(v) Validate that supporting documentation is included, and follow up as necessary. Reconcile at an individual Member level – billed versus paid in the applicable system.

(vi) Allocate premium in the applicable system.

(vii) Review and accordingly close auto-posted cases in the applicable system.

(viii) Verify that all items in Unapplied Cash Report are designated 'Complete'.

(ix) Upload the approved discrepancy report along with the approval and the cover letter to the applicable system.

(x) Provide the discrepancy report along with cover letter to the respective payer.

(xi) Handle any calls/follow-up from payers/responsible party in connection with the discrepancy.

(xii) Resolve with the payer whether to pay or dispute as per the discrepancy report. Based on the outcome, update status and upload all supporting information.

(xiii) Update and present the reports required for the monthly accounts receivable meetings. Based on report, decide on next step/actions.

(xiv) For a refund request, perform a reconciliation to assess whether it is a valid refund request. Once refund is identified, complete a refund form and initiate approval process.

(xv) Sign-off on refund requests, or obtain Health Net approval of refund requests, as applicable, and make manual adjustments as required. Run a re-bill upon request by Health Net or Member.

(c) MS3.2: MHN Accounts Receivable Services.

"***MHN Accounts Receivable Services***" means Accounts Receivable Services associated with MHN Members.

Below are some examples of selected MHN Accounts Receivable Services Functions, some of which include descriptions of the manner in which such Functions are currently performed by Health Net. The examples are illustrative only.

(i) Handle non-affiliate group client billing – affiliate activity is processed via intercompany transfers by Health Net corporate finance.

(ii) Perform premium, administrative services (ASO) and fee-for-service (FFS) billing and related AR functions. Billing/AR is on SAP AR module which is fully integrated with Health Net's general ledger.

(iii) Process all related cash receipts and cash application, including:

(A) Premium and ASO fees billings based on per employee per month rates.

(B) ASO claims reimbursement billing.

(1) Perform periodic (weekly, bi-weekly, monthly, etc.) billing based on claims detail per reporting out of the MHN Data Warehouse.

(2) Upload invoices (with claims in aggregate) into the applicable system (SAP AR as of the Effective Date).

(3) On a monthly basis, aggregate ASO claims from Symphony, interface into the general ledger, and track the ASO claims detail (tracked in a separate Access database as of the Effective Date).

(4) Reconcile claims detail, SAP AR and SAP G/L monthly and send to the Corporate Finance department.

(C) Aggregate FFS or ad hoc client services billing (as of the Effective Date, aggregated from two systems - Salesforce and a Data Warehouse report on Unity FFS transactional data); 'scrub' data to verify fields are complete, validate data for appropriate and accurate content after reviewing with MHN Client Services and Training departments. Once scrubbed, put into the correct format, upload invoices to the applicable system (e.g., SAP AR) and feed back into Salesforce.

(iv) Prepare, review and analyze AR aging, identify trends for collection purposes, and use reports to identify retro-active changes.

(v) Work collaboratively with MHN Account Management, configuration teams, Sales teams and Client Services/ Training departments.

(vi) Post cash daily as per bank statements and accompanying detail to SAP AR. Log and track received cash within appropriate turn-around-times. Coordinate with Health Net to confirm that they have complete information (i.e. about deposits in transit, etc.) for bank reconciliations and required entries.

(vii) Coordinate collections with MHN Sales / Account Management teams.

(viii) Prepare Schedule As (Form 5500).

(ix) Maintain standards (days sales and timely invoicing).

(d) MS3.3: State Health Program Accounts Receivable Services.

"***State Health Program Accounts Receivable Services***" means Accounts Receivable Services associated with State Health Program Members.

(e) MS3.4: Medicare Accounts Receivable Services.

"***Medicare Accounts Receivable Services***" means Accounts Receivable Services associated with Medicare Member.

Below are some examples of selected Medicare Accounts Receivable Services Functions, some of which include descriptions of the manner in which such Functions are currently performed by Health Net. The examples are illustrative only.

(i) Premium Billing. Perform premium billing services functions, including:

(A) Generate and distribute invoices/files;

(B) Maintain the capability and functions related to perform "split billing";

(C) Perform invoicing for both payer in a format to be designated by the payer;

(D) Perform Functions related to SSA (Social Security Administration) premium withholds, including reconciliations, discrepancy reporting, processing any change in SSA status, and any associated status correspondence; and

(E) Support ABD/ACH (Automated Clearing House) Functions.

(ii) Process payments.

(iii) Perform Accounts Receivable (AR) functions, including:

(A) Apply and reconcile cash payments.

(B) Perform manual adjustments, including (1) write-offs, subject to Health Net's approval; and (2) non-revenue impacting payer payment information.

(C) Support transaction types as specified by Health Net.

(D) Process refunds with appropriate approvals.

(E) Delinquency processing Functions, including Member correspondence, bad debt write off, and disenrollment, each with appropriate approvals.

(F) Provide aging and financial reports, including a list of standard or previously created reports.

(iv) Perform billing reconciliations, including:

(A) Conduct billing reconciliations for all billing files and document all research.

(B) Make changes to correct identified discrepancies.

(f) MS3.5: Duals Demonstration Accounts Receivable Services.

"***Duals Demonstration Accounts Receivable Services***" means Accounts Receivable Services associated with Duals Members.

3.5 MS4: Finance Operations Services.

(a) MS4.1: Financial Reporting Services.

"***Financial Reporting Services***" means those Functions that involve the gathering of data for and development of financial statements, assets and liabilities, revenue and revenue projections, the performance of financial analysis and financial reconciliations, and the payment of outside vendors.

(b) MS4.2: MHN Finance Operations Services.

"***MHN Finance Operations Services***" means those Functions that sit in between MHN operations and financial reporting.

Below are some examples of selected MHN Finance Operations Services Functions, some of which include descriptions of the manner in which such Functions are currently performed by Health Net. The examples are illustrative only.

(i) Sub-ledger accounting for MHN revenue, healthcare, and membership.

(ii) Act as finance liaison on MHN operations to various external departments (e.g., Tax, Actuarial, Statutory, Divisional Accounting, Treasury, Health Net Accounts Payable, and Internal Audit); coordinate the complete check cycle for Symphony claims.

(iii) Report on healthcare operations, where the reporting is not strictly financial in nature.

(iv) Run daily checkwrite for applicable system (e.g., Symphony) claims checks. Coordinate and monitor all related activities with Health Net Divisional Accounting and claims such as:

(A) Workflow and accounting related to system (e.g., Symphony) claims void checks; stop payments, stale dated checks, and escheatment. Perform management reporting to monitor that the processes are followed and finalized in a timely manner.

(B) Implement system enhancements and process improvements related to checkwrite function, including requirements gathering, BARR review, testing, validation and check out (i.e., validation in production before the work week begins that no system functionality has been adversely affected).

(C) Validate 1099 raw files for reasonableness.

(D) Process tax levies and garnishments. As of the Effective Date, MHN cannot pay levies/ garnishments directly from Symphony because the system doesn't allow splitting the payment. The manual process involves voiding the Symphony check and issuing a pair of checks out of SAP AP to split the payment.

(v) Handle all MHN cash receipts (mostly AR payments and provider refunds) and deposit to the bank if payer didn't send directly to the lockboxes.

(vi) Copy provider refund checks and their backups and send to claims department to process the credits in the claims system. Once reconciled to their related claims credits in the system, deposit provider refunds. Track and document via a detail claims refund database.

(vii) Prepare monthly summarized sub-capitation documentation to pay the Behavioral Health IPAs (CHIPA and BHA) on behalf of Health Net California. There is a fair amount of trouble-shooting and analysis due to old programming that is very

sensitive to plan code changes and other set-up issues. Calculate Member counts and prepare reporting to test and validate the amounts.

(viii) Run Policy and Procedure department to update P&Ps, desktops, and workflows for MHN Customer Service departments (Eligibility, Finance Operations, Claims, Configuration) and confirm these are compliant with regulations and legislation.

(ix) Prepare sub-ledger financial support and trouble-shooting for a variety of accounts (by line of business, where indicated) including those related to:

(A) ASO claims detail reconciliation to aggregate claims on SAP G/L and AR.

(B) Calculates MHN Broker commissions and accruals (based on premiums cash receipts).

(C) Claims expense, IBNR and payables in coordination with Health Net actuary. This includes claims interfaced to affiliate general ledgers; as well as MHN entities.

(D) Revenue and accounts receivables (including AR aging and bad debt write-offs).

(E) Financial subscribers/ membership (also used for client reporting).

(F) Complete various management analyses and troubleshooting on an ad-hoc basis as issues arise. For example, troubleshoot issues w/ APTC eligibility extracts having incomplete data by running queries and looking for certain patterns.

(G) Review and trouble-shoot eligibility translation matrices (which map ABS eligibility data (and their claims) to Symphony) to verify affiliate Members and healthcare costs are classified correctly for general ledger purposes.

(H) Prepare cash receipts reports used for MHN Broker commissions and sales incentive compensation calculations. Also prepare cash to revenue reconciliation as required by financial auditors.

(I) Create, monitor and maintain, internal controls over all MHN financial operations and MHN eligibility to confirm accuracy and completeness. Comply with deadlines for month-end close, and mid-month reconciliations. Provide detail back-up for financial audits related to these accounts, when requested.

(x) Regulatory, audit, financial reporting and internal controls support. Subject to final review and approval by Health Net.

(A) Prepare and reviews board of director financial statements quarterly for Knox-Keene regulated entity (7007 Managed Health Network).

(B) Audit support and detail back up for auditor PBC requests (Ernst & Young, Deloitte & Touche, state auditors, etc.)

(C) Prepare and review information for state licensures in states, many of which require views of Members, claims, or revenue by state compiled from reporting from the data warehouse and SAP systems.

(D) Perform and review system access controls, in addition to basic management review of staff assigned to roles; provide finance oversight including reviewing roles for segregation of duties.

(E) Prepare and assist with quarterly and annual regulatory filings and audit support for the Department of Managed Health Care (DMHC) – Schedule G & H and Medical Loss Ratio calculations.

(F) Prepare reports used for state tax apportionment – revenue and/or claims by state for MHN Services which operates in multiple states. Other documentation as requested by Health Net Tax department.

(G) Work with Health Net planning and budgeting teams to finalize budgets and research variances and allocation methodologies.

(H) Complete other reporting and analysis in compliance w/ various regulatory agencies.

3.6 MS5: Broker Commissions Services.

"***Broker Commission Services***" means those Functions associated with the receipt and input into the applicable system of information relating to Broker commissions, verifying Broker files are accurate, sending and receiving files in a timely manner, producing commission statements, working with vendors to calculate Broker commissions correctly, facilitating payment, preventing duplicate payments, and any other Functions necessary to process Broker commissions accurately and timely.

Below are some examples of selected Broker Commission Services Functions, some of which include descriptions of the manner in which such Functions are currently performed by Health Net. The examples are illustrative only.

(a) Generate and manage timely Broker commission payments.

(b) Review, address and respond to commissions-related inquiries and special ad hoc reporting that may be required.

(c) Generate commission statements.

(d) Maintain Broker contracting data, including implementing changes identified by Health Net.

(e) Review annual guidance that may drive changes to commission types, structure and frequency. Implement the changes timely to avoid disruption to commissions for Brokers.

(f) Oversee vendor software that performs the Broker commission calculations and tracks the Broker information, and act as the business customer for any system enhancements to the vendor software.

(g) Input and maintain in the applicable system the Broker information (including administrative information, and group assignments), sales, and Broker commission and incentive structures, agreements, Commissions rates, and payments.

(h) Respond to, research, follow up, contact, etc. inquiries received from Brokers and from Health Net.

(i) Generate Broker commissions files.

(j) Generate special handles/manual adjustment payments.

(k) Complete various projects related to Broker commissions.

(l) Obtain information required to determine Broker commissions earned and due, apply Broker commission and incentive structures, and determine payments due.

(m) Maintain payment terms in the applicable system, cause payments to be generated and update and maintain payment history.

(n) Aggregate, track and report Broker commissions across states and business segments.

(o) Reconcile Broker commissions paid to sub-ledgers.

(p) Address inquiries on Broker/Sales payments.

(q) Perform Broker commission audits and analysis

(r) Generate, validate, distribute and file daily, weekly, and monthly reports.

(s) Provide financial data requested by Health Net.

(t) Provide Month-end financial data to Accounts Payable and review monthly-allocated dues and open items in Health Net's financial system.

(u) Prepare the Bonus Payment Files for Brokers per Health Net sales requests.

(v) Perform the collections for Broker commissions.

(w) Complete the monthly ERISA 5500 (Schedule A) reporting.

(x) Complete the annual AB2589 reporting.

3.7 MS6: Sales Incentives Services.

"***Sales Incentives Services***" means those Functions associated with identifying persons that receive sales incentives, calculating payments, facilitating payment of sales incentives, tracking, reporting, and auditing sales incentives, responding to inquiries, implementing changes to sales incentives, generating and providing reports, and responding to ad hoc requests.

Below are some examples of selected Sales Incentives Services Functions, some of which include descriptions of the manner in which such Functions are currently performed by Health Net. The examples are illustrative only.

(a) Generate and manage timely Sales Incentive payments according to contractual obligations.

(b) Obtain approvals for payments and adjustments.

(c) Review, address and respond to incentive related inquiries and special ad hoc reporting.

(d) Review annual amendments and/or new compensation plans in order to determine which (if any) components have changed or are new.

(e) Implement changes so new component (or updates) can be calculated.

(f) Develop the new reporting necessary in order to identify correct membership activity driving payment.

(g) Calculate accruals for financial reporting.

(h) Complete required manual processing.

(i) Provide files to payroll for payment.

3.8 MS7: Cash Unit Services.

"***Cash Unit Services***" means those Functions associated with the receipt, reconciliation, processing, and management of premium payments, deposit of paper payments, reclassification of non-premium payments, and other cash unit Functions.

Below are some examples of selected Cash Unit Services Functions, some of which include descriptions of the manner in which such Functions are currently performed by Health Net. The examples are illustrative only.

(a) Balance reports and process lockbox payments daily.

(b) Intake all paper payments and deposit all paper payments into appropriate Health Net bank account.

(c) Identify, process, and balance all premium payment wire transfers. Reclassify all non-premium receipts and prepare a manual adjustment to remove the item from the applicable system.

(d) Process all check by Fax items.

(e) Process all credit card remittance transactions.

3.9 MS8: Collections Services.

"***Collections Services***" means those Functions associated with the collections process, including identifying delinquent payers, researching errors, producing demand and termination letters,

cancelling coverage, forwarding balances due to outside collection agencies, and completing associated write offs.

Below are some examples of selected Collections Services Functions, some of which include descriptions of the manner in which such Functions are currently performed by Health Net. The examples are illustrative only.

(a) Identify delinquent Group and Member payments.

(b) Utilize collection database to track and manage delinquent Group and Member payments. Collection database for Groups and Individuals.

(c) Research each account to determine if a payment has been made, and update account information as necessary.

(d) Send delinquency letter (i.e., "***Risk of Termination***" letter) reports to the applicable parties.

(e) Cancel Group or Member coverage in accordance with Health Net Policies.

(f) Distribute Ten-Day Demand Letters, prior to groups being referred to outside third party collection agency.

(g) Perform additional reconciliation/audit procedures as required to support Ten-Day Demand Letters.

(h) Forward balances due to outside collection agency the following month and write off balances the same month, each with appropriate approval.

3.10 MS9: Reporting Services.

"***Reporting Services***" means those Functions that involve development of tools, programming and business support to the Customer Service areas.

Below are some examples of selected Reporting Services Functions, some of which include descriptions of the manner in which such Functions are currently performed by Health Net. The examples are illustrative only.

(a) Provide daily, weekly & monthly reports to the many different business teams (e.g: pended enrollments, new group data for broker commissions, monthly commission reports, dual coverage, unapplied cash, etc.).

(b) Provide adhoc reporting for available data stored in data repositories (e.g. ODW, MR, KBASE, TRR, etc)

(c) Provide reconciliation reports as requested by Health Net.

(d) Aggregate documentation for error correction activities into an annual report for Medical Management (e.g., HEDIS reporting).

(e) Report application reject rates.

(f) Function as subject matter experts for back end repositories (ODW, MR, TRR, KBASE, etc.).

(g) Provide requirements for data repositories in projects so that information flows appropriately.

(h) Develop complex Access Databases, web tools and business tools that support Customer Services (eg enrollment, AR, Group Database, Provider, Claims, etc.).

(i) Develop new and maintain existing Robotech/Technobot jobs.

(j) Process Robotech/Technobot requests.

(k) Provide analytical results to the business regarding Robotech/Technobot jobs that have been run along with detailed information around the fall out.

(l) Automate letters and other customer facing documents as needed (e.g. manual bill generation) outside of the core systems.

(m) Develop and maintain tools outside source system to improve accuracy or efficiency.

(n) Provide the reports set forth in Exhibit G (*Operational Reports*).

3.11 MS10: Miscellaneous Membership Services.

"***Miscellaneous Membership Services***" means those additional Functions described in this Section 3.9 related to the Membership Services not already addressed in Sections 3.1 through 3.10, including:

(a) Review and approve Member materials sent out by other teams.

(b) Perform activities related to all components of system enhancements such as: requirements gathering, document review, gap analysis, writing UAT test scripts and test execution.

(c) Implementation of new and revised processes and membership activities as it relates to the introduction of a new and revised product, operational processes, and regulations.

(d) Requirements gathering, BARR review, testing, validation and check out (i.e., validation in production before the work week begins that no system functionality has been adversely affected) for system changes that impact Membership Services.

(e) Testing and implementation of CMS changes and other regulatory changes.

(i) Supply SME knowledge support for requirements gathering.

(ii) Review and approve requirements documents.

(iii) Review and endorse design documentation.

(iv) Review and endorse system testing.

(v) Review and endorse test plan.

(vi) Review and endorse gap analysis.

(vii) Write tests scripts.

(viii) Execute test scripts.

(ix) Document testing deficiencies.

(x) Supply testing status reports.

(xi) Record/report defects and track until resolution.

(xii) Implementation of CMS changes and other regulatory changes.

(f) Perform all Services in a manner compliant with CMS call letters, CMS Guidance, and other policies and regulations.

(g) Perform correspondence Functions related to the Membership Services in accordance with Health Net Policies.

(h) At Health Net's request, support Health Net's testing activities related to Membership Services, including user acceptance testing (e.g., support for Health Net's testing in connection with a system release).

(i) Collateral Design.

(i) Implement and maintain the design of the Group's and Members collateral, including:

(A) Member ID Cards (e.g., layout, colors) which are consistent with the Product's regulatory and brand standards and in accordance with Health Net Policies;

(B) Bill designs and re-designs provided by Health Net;

(C) Broker commission statements; and

(D) Sales Incentive statements.

(ii) Unless otherwise directed by Health Net, define and design membership letter templates for all lines of business (e.g. layout, colors), which are consistent with the regulatory and brand standards.

(j) Archive (as required by Law and this Agreement) stored images of membership collateral and membership-related collateral and retrieve such images as necessary to perform the Services or otherwise at the request of Health Net and in accordance with Health Net Policy and this Agreement.

3.12 MS11: Medicare OEV Outbound Calls Services.

"***Medicare OEV Outbound Calls Services***" are the Functions associated with providing technology, letter mailing fulfillment, and Contact Center Services to support the CMS Required Outbound Enrollment Verification ("***OEV***") program, including the following activities:

(a) Providing the services and activities hereunder regarding the Medicare Advantage plan products issued by Health Net in accordance with CMS regulations;

(b) Verifying that new Medicare Advantage plan ("***MA***") applicants and Prescription Drug plan ("***Part D***") applicants ("***Enrolled Members***") understand the Medicare Plan that they have applied for and to answer and address any concerns that such Enrolled Members may have ("***Activities***") Using the CMS approved script, attempting to contact Enrolled Member(s) to make the OEV;

(c) Upon second unsuccessful call attempt, mailing the CMS-approved Verification Letter ("***Verification Letter***"), provided by Health Net; regarding new applications for a Medicare Plan. Mailing out an OEV letter per CMS regulations;

(d) Sending all letters using CMS approved templates in English, Spanish and Chinese;

(e) Validating that the logic to calculate cancellation dates is accurate for both phone scripts and letter;

(f) Using CSRs to make calls to and having the conversations set forth herein with Enrolled Members;

(g) Documenting all enrollment verification activities including when each call was made to an Enrolled Member and the outcome of the call (disposition); and

(h) Establishing an instance of Supplier's proprietary or commercially standard system/ CRM platform for use by Supplier employees to assist in the completion of the efforts mentioned herein.

3.13 MS12: Audit Support Services.

"***Audit Support Services***" means those Functions associated with providing support for Audits of the applicable line of business or a component of it, whether conducted by (or on behalf of) Health Net itself or a Health Net Regulator or customer (e.g., a large Employer Group), including the following:

(a) Providing data and reports requested by the Auditors;

(b) Providing subject matter expertise and otherwise supporting the conduct of the Audit as requested by the Auditors;

(c) Assisting in the development and implementation of corrective action plans in response to Audit findings identifying weaknesses or deficiencies in the Audited Function; and

(d) Supporting Health Net communications with Regulators.

3.14 MS13: Membership Policy Services.

"***Membership Policy Services***" means those Functions associated with the development and implementation of "***Health Net Membership Policies***," which are the Health Net Policies as defined in Schedule P (*Health Net Policies*) governing or pertaining to the Membership Services and, more specifically, the conduct of Health Net's Membership Services.

Below are some examples of selected Membership Policy Development Services Functions, which include descriptions of the manner in which such Functions are currently performed by Health Net. The examples are illustrative only:

(a) Generally, provide operational subject matter expertise with respect to Health Net Membership Policies;

(b) As requested, participate in meetings with Health Net and Supplier stakeholders having responsibility for the development, implementation, monitoring and enforcement of Health Net Membership Policies;

(c) In response to changes in Laws, regulations, guidelines, policies, contracts or requests from Health Net's Enterprise Process Change Organization ("***EPCO***") or from Health Net's or Supplier's Compliance organization:

  (i) Participate in Health Net EPCO Steering Committee meetings to review new legal and regulatory changes and assessment of business impact;

  (ii) Participate in Health Net EPCO regulatory implementation Change Teams;

  (iii) Project manage the operational implementation and/or affected system changes of legal and regulatory changes that affect Membership Services and participate in operational implementation and/or affected system changes of legal and regulatory changes that span multiple functions/departments, including tracking the progress of Deliverables and communicating status to Health Net's EPCO and/or Compliance organization; and

  (iv) Based on the aforementioned meetings and guidance from the EPCO, prepare initial drafts of revised or new Health Net Membership Policies and submit them to the relevant Health Net and Supplier stakeholders for review, comment and approval;

(d) Prepare updated versions of Health Net Membership Policies to address input provided by relevant Health Net and Supplier stakeholder groups;

(e) Provide communications and training to Supplier personnel regarding revised and new Health Net Membership Policies and access to Health Net personnel to such communication and training; and

(f) Implement Health Net approved Health Net Membership Policies by Supplier Personnel involved in the performance of the Membership Services.

4. CONFIGURATION SERVICES - ROLES AND RESPONSIBILITIES

The following table sets forth the respective roles and responsibilities of Supplier and Health Net for the Configuration Services, as well as identifying the Health Net lines of business and regions for which each listed component of the Configuration Services is applicable. Supplier shall perform the Configuration Services, including those Functions listed and described in Section 5 below, except for those Functions (if any) that are expressly identified herein as retained Health Net responsibilities.

Process / Function ID	Process/Function Name / Description	Lines of Bsns (LOB)	Region	Resp. Party	
				Supplier	Health Net
CS1	Health Net Configuration Services				
CS1.1	Benefits Configuration Services	All	All	X	
CS1.2	Pricing Configuration Services - Health Net	All	All	X	
CS2	Provider Configuration Services	All	All	X	
CS3	Division of Financial Risk (DOFR) Configuration Services - Health Net	All	All	X	
CS4	MHN Configuration Services	All	All	X	
CS5	Provider Data Management Services - Health Net	All	All	X	
CS6	Capitation Services - Health Net	All	All	X	
CS7	Audit Support Services	All	All	X	
CS8	Configuration Policy Services	All	All	X	

5. CONFIGURATION SERVICES - FUNCTIONAL DECOMPOSITION

5.1 Configuration Services, Generally.

"***Configuration Services***", which are described generally in Section 1.1(b), support all lines of business (e.g. Commercial, Medicare, and Medicaid and Duals) across Health Net and MHN. The principal Functions comprising the Configuration Services are set forth in the remainder of this Section 5.

5.2 CS1: Health Net Configuration Services.

(a) CS1.1: Benefits Configuration Services.

"***Benefits Configuration Services***" are the Functions associated with benefits configuration, including the following activities:

(i) Maintain databases and provide quality and timeliness reporting for date when Configuration team initially received the benefits information, validated it, returned it to Health Net for any clarifications, received clarifications and completed benefits system configuration, Summary of Benefits and Coverage (SBC) or Summary of Benefits processes.

(ii) Receive new and updated data from Health Net (Product grids);

(iii) Setup and configure Health Net benefits information in the applicable systems, including to enable the following:

(A) Claims adjudication;

(B) Display benefits information on ID Cards, Web, etc.; and

(C) Use of benefits information by surround systems and process partners in capitation, medical management, membership, finance, claims, etc.

(iv) Review the benefits for completeness. For benefits that require clarification and/or additional information, research and obtain such clarification and/or information, and upon obtaining the missing data, complete the entry of the benefit data into the applicable system.

(v) For clean benefit information requiring no clarification and/or additional information, enter the complete benefit information into the applicable system.

(vi) Coordinate with Claims to test Benefit Plans to simulate proper processing and outcomes of different claim payment scenarios. Make any corrections and changes required as demonstrated from the test results and obtain final claims sign off.

(vii) Finalize benefits load into applicable production systems.

(viii) Maintain Benefit Plan accumulators.

(ix) Create and maintain the "***Prior Authorization List***".

~~(x)~~ Maintain understanding of benefits requirements on the web sites of CMS, other applicable regulatory agencies and industry vendors, and participate in Health Net and other regulatory activities.

(xi) Research, correct systems information and respond timely to benefits issues from internal and external audiences.

(xii) Create, quality monitor, translate and publish Summary of Benefits Coverage (SBC) and Schedule of Benefits (*SOB*) for quoting benefits to Members, providers and other internal and external audiences for:

(A) New products; and

(B) Existing products, monthly renewals or other updates as required by CMS.

(b) CS1.2:Pricing Configuration Services - Health Net

"***Pricing Configuration Services***" are the Functions associated with pricing configuration, including the following activities:

(i) Load and configure all professional fee schedules to support government and commercial pricing arrangements, which includes checking the applicable government website for updates to fee schedules (i.e. RBRVS).

(ii) Configure and maintain the Provider fee schedule.

(iii) Update all industry standard professional fee schedules (RBRVS, Medi-Cal, AWP) in Health Net systems, as well as confirm that Burgess tools are updated timely and accurately to support government and commercial pricing arrangements.

(iv) Monitor web sites of CMS and other applicable regulatory agencies and industry vendors (e.g., Optum), and Medi-Cal for updates to industry pricing methodologies (RBRVS, Medi-Cal allowable, etc), industry standard coding updates, (e.g. CPT, HCPCs, ICD-9) daily, weekly, quarterly, or annually depending on the frequency of update releases.

(v) Perform system updates, either through direct table updates or via a Service Request sent to ITG within 3 Business Days of update posting or notification.

(vi) Test updates and releases prior to moving them to the live production environment.

(vii) Notify affected Health Net departments of updates and releases - e.g., by posting them to Health Net's intranet.

5.3 CS2: Provider Configuration Services.

"***Provider Configuration Services***" are the Functions associated with provider configuration, including the following activities:

(a) Conduct pre-signature review on any non-standard contracts and coordinate resolution of any issues with Network Management and Claims.

(b) Maintain databases and provide quality and timeliness reporting for date when Configuration team initially received the information, validated it, returned it to Health Net for any clarifications, received clarifications and completed system configuration.

(c) Based on provider contract data provided by Health Net, receive, configure, load and validate new and amended Provider rates and Division of Financial Risk (DOFR) for Professional Direct Network, PPG, Institutional Inpatient/Outpatient and Ancillary contracts in the system.

(i) Review the contract for completeness. For contracts that require clarification and/or additional information, research and obtain such clarification and/or information, and upon obtaining the missing data, complete the entry of the contract data into the applicable system.

(ii) For clean contracts requiring no clarification and/or additional information, enter the complete contract into the applicable system.

(iii) Maintain existing provider contract data files to support SOX (Sarbanes Oxley) audits.

(iv) After Finance approval of Viant load, activate contract configured in Health Net system to send claims batch files to Viant for pricing of Inpatient and Outpatient par and non-par claims per Viant rules.

(v) Create provider fee keys per contractual agreements that can be utilized in the configuration of automated physician claims (CMS 1500) pricing. (Fee key cascading logic).

5.4 CS3: DOFR Configuration Services – Health Net.

"***DOFR Configuration Services***" are the Functions associated with DOFR configuration, including the following activities:

(a) Configure and load all DOFR contract risk arrangements for PPGs and Dual Risk facilities into the various Health Net systems for claims adjudication.

(b) Receive the PPG contract and log the contract into the applicable system, including logging the date on which Supplier received the contract, and track all contracts in the database through the process to completion.

(c) Assign contract to a Configuration Analyst and log it into the department's internal Inventory Access Database.

(d) Review the contract for completeness. For contracts that require clarification and/or additional information, research and obtain such clarification and/or information, and upon obtaining the missing data, complete the entry of the contract data into the applicable system.

(e) For clean contracts requiring no clarification and/or additional information, enter the complete contract into the applicable system.

(f) Maintain and update all applicable contract data in applicable Health Net systems.

(g) Perform audits in accordance with Health Net Policies. Correct discrepancies and enter all data into the applicable system.

5.5 CS4: MHN Configuration Services.

"***MHN Configuration Services***" are the Functions associated with MHN configuration, including the following activities:

(a) MHN's portfolio includes multiple products and states. Provide accurate business design and implementation of business rules into the applicable system to support client benefits and enable accurate claims adjudication. For Affiliate accounts, implement and maintain configuration grids that outline business rules for each of the Affiliates. Regularly review rules with the Affiliates to enable accuracy, consistency and specialization where required. Maintain these grids for Commercial and Medicare accounts as well.

(b) Perform benefit design analysis to validate benefits against state and federal regulations, as well as current Health Net internal business rules. For Commercial accounts, act as a gatekeeper for the Managed Care Benefit record in applicable system. Validate all new and renewing benefit designs with changes in compliance with all Laws.

(c) Accurately install Commercial and Affiliate matrices. These matrices are "***crosswalks***" that convert client specific data values into MHN Net data values. This facilitates an accurate benefit translation and update into the on-line system. Process Affiliate matrices weekly and process Commercial matrices as needed or as otherwise directed by Health Net.

(d) Contribute subject matter expertise to support the accurate development of business requirements and appropriate system enhancements and modifications. Actively participate in projects for Health Net business areas, including Claims, Clinical Operations, Customer Service, Finance, and Membership Accounting.

(e) Maintains multiple Configuration tables, including those related to various coding sets, benefit categories, maintenance, and financial indicators. Update and maintain Configuration items and tables, including the Cross Data Accumulation table, the Parity table, Procedure Codes, Benefit Category rules, and Diagnosis Code File.

(f) Administer the Business Solutions Request Database. This database is used by operational departments within MHN & Health Net Affiliates to track operational issues and projects that require resolution. Closely track compliance of all requests in the database and follow up on all outstanding requests to facilitate meeting Service Level Agreement and other requirements.

(g) Load account and benefit information in the Client and Benefit Repositories in the applicable system for all Affiliate and Commercial accounts.

5.6 CS5: Provider Data Management Services – Health Net.

"***Provider Data Management Services***" are the Functions associated with provider data management, including the following activities:

(a) Receive and maintain PPG and Provider demographic information in systems of record (including for Professional, Institutional and Ancillary Providers, as well as participating and non-participating Providers). Link pricing to Provider Tax ID number. Input and maintain Provider suffixing.

(b) Receive and input Provider accreditation and affiliation information and artifacts from multiple sources (including third party agencies).

(c) Receive and process debarment information provided by Credentialing to reflect timely and accurate provider licensing status in systems.

(d) Identify missing PPG and Provider data (internally or through requests from other departments). Unless otherwise directed by Health Net, contact the Provider and obtain any missing information. Update additional information in the applicable systems of record.

(e) Provide a concierge level of service to certain Providers (as identified by Health Net in its sole discretion, which list of Providers may be modified by Health Net from time to time during the Term). Such service shall NOT include making in-person visits.

(f) Support requests from Health Net and other Supplier functional areas, including: Claims, Provider Services, Provider Network Management, Credentialing, Medicare Management, Finance, Tax, and Appeals and Grievances regarding Provider Data Management related information and assistance.

(g) Receive requests to add / update Provider data via various media, including SFs, Profiles, Fee Schedules, NCFs, PIFs, 1099s, W-9s, Projects, miscellaneous mail and returned mail.

(h) Provide accurate and timely data entry of contracted and non-contracted provider data for all applicable geographies.

(i) Assign Configuration-related tasks to the applicable Managed Third Parties, including Profiles, Fee Schedules, NCF's, Projects, and auto-suffix claims for all contracted and non-contracted Provider data. Provide training and support as needed.

(j) Research Provider information on Claims that are not auto-matched in the applicable system. Manually research and resolve any claim suffixing issues via claim review of all claims in the auto-suffix queue.

(k) Validate the contents of debarred, sanctioned and suspended provider list.

(l) Flag all (contracted and non-contracted) debarred, sanctioned or suspended providers.

5.7 CS6: Capitation Services - Health Net.

"***Capitation Services***" are the Functions associated with Capitation, including the following activities:

(a) Load New/Amended Capitated Provider/Vendor Contract Information into the applicable systems, including the date the contract was received for the applicable geographies;

(b) Load and maintain Capitation benefit relativity rates for medical plans and ancillary riders; perform DOFR maintenance to process Capitation deductions.

(c) Load Benefit Base Rate Table/Remit Rule/Age Sex Table for monthly capitation calculation.

(d) Review the contract for completeness. For contracts that require clarification and/or additional information, research and obtain such clarification and/or information from internal and external partners and, upon obtaining the missing data, complete the entry of the contract data into the applicable system.

(e) For clean contracts requiring no clarification and/or additional information, enter the complete contract into the applicable system.

(f) Input the data into the applicable system for payment calculation and generation.

(g) Generate on a monthly basis Provider Remittance/Audit Sheet/Check request documents and support requests from Health Net and other supplier functional areas, including but not limited to: Claims, Provider Services, Provider Network Management, Credentialing, Medicare Management, Finance and Tax.

(h) Obtain necessary approvals for check requests.

(i) Generate Capitation payment files based on PPG contract arrangement (Medicare, Medicaid, Duals and HMO) and other ancillary provider contracts as applicable.

(j) Upload the Provider/Vendor Group payment files to the applicable system.

(k) Reconcile payments with past dues and determine final payments.

(l) Perform analysis and validation prior to making the final files available to Health Net.

(m) Submit payment proposal/ check register to Accounts Payable. Submission timing differs for paper checks and electronic payments.

(n) Reconcile paper checks and provide checks to the Health Net mail room.

(o) Set up and maintain payee information (e.g., name, address, and tax ID) and routing information (e.g., routing number, account number, etc. for electronic payments) for payment submissions.

(p) Conduct internal monthly capitation payment audits (pre-remittance), including the following:

    (i) Generate and perform audit of Cap Remittance Summary/Audit Sheets.

    (ii) Verify that Cap dollars, along with adjustments if applicable, are accounted for.

    (iii) If error is found, make the appropriate adjustment(s) and resubmit for additional audit.

    (iv) Forward to Health Net for final approval and payment generation.

(q) Conduct internal daily / weekly provider contract audits.

(r) Request check tracers and process check reissues as needed in the applicable system.

(s) Provide a concierge level of service to certain Providers (as identified by Health Net in its sole discretion, which list of Providers may be modified by Health Net from time to time during the Term). Such service shall NOT include making in-person visits. Provide such concierge service (at the frequency and schedule specified by Health Net) to such Providers in order to educate the applicable Provider regarding the Capitation Services.

(t) Generate the following Provider/Hospital Capitation reports:

    (i) Remittance Detail – capitation paid per Member.

    (ii) Eligibility – active eligible Members.

(iii) Activity – Member changes (i.e. adds/cancels etc.).

(iv) Eligibility Summary by Group Name – Member count by Group.

(v) CMS MMR, CMS HCC Risk, SB 260 Reconciliation.

(u) Set up PGP keys for WEB transmission with Providers/Hospitals. Perform testing to validate all data elements are correct and regulatory requirements are met.

(v) Conduct meetings with Providers/Hospitals to field questions on capitation calculations at the Member level.

5.8 CS7: Audit Support Services.

"***Audit Support Services***" means those Functions associated with providing support for Audits of the applicable line of business or a component of it, whether conducted by (or on behalf of) Health Net itself or a Health Net Regulator or customer (e.g., a large Employer Group), including the following:

(a) Providing data and reports requested by the Auditors;

(b) Providing subject matter expertise and otherwise supporting the conduct of the Audit as requested by the Auditors;

(c) Assisting in the development and implementation of corrective action plans in response to Audit findings identifying weaknesses or deficiencies in the Audited Function; and

(d) Supporting Health Net communications with Regulators.

5.9 CS8: Configuration Policy Services.

"***Configuration Policy Services***" means those Functions associated with the development and implementation of "***Health Net Configuration Policies***," which are the Health Net Policies as defined in Schedule P (*Health Net Policies*) governing or pertaining to the Configuration Services and, more specifically, the conduct of Health Net's Configuration Services.

Below are some examples of selected Configuration Policy Development Services Functions, which include descriptions of the manner in which such Functions are currently performed by Health Net. The examples are illustrative only:

(a) Generally, provide operational subject matter expertise with respect to Health Net Configuration Policies;

(b) As requested, participate in meetings with Health Net and Supplier stakeholders having responsibility for the development, implementation, monitoring and enforcement of Health Net Configuration Policies;

(c) In response to changes in Laws, regulations, guidelines, policies, contracts or requests from Health Net's Enterprise Process Change Organization ("***EPCO***") or from Health Net's or Supplier's Compliance organization:

(i) Participate in Health Net EPCO Steering Committee meetings to review new legal and regulatory changes and assessment of business impact;

(ii) Participate in Health Net EPCO regulatory implementation Change Teams;

(iii) Project manage the operational implementation and/or affected system changes of legal and regulatory changes that affect Configuration Services and participate in operational implementation and/or affected system changes of legal and regulatory changes that span multiple functions/departments, including tracking the progress of Deliverables and communicating status to Health Net's EPCO and/or Compliance organization; and

(iv) Prepare initial drafts of revised or new Health Net Configuration Policies and submit them to the relevant Health Net and Supplier stakeholders for review, comment and approval;

(d) Based on the aforementioned meetings and guidance from the EPCO, prepare updated versions of Health Net Configuration Policies to address input provided by relevant Health Net and Supplier stakeholder groups;

(e) Provide communications and training to Supplier personnel regarding revised and new Health Net Configuration Policies and access to Health Net personnel to such communications and training; and

(f) Implement Health Net approved Health Net Configuration Policies by Supplier Personnel involved in the performance of the Configuration Services.

EXHIBIT A-1
MEMBERSHIP AND CONFIGURATION
SOLUTION DESCRIPTION

EXHIBIT A-1

MEMBERSHIP AND CONFIGURATION SOLUTION DESCRIPTION

TABLE OF CONTENTS

1. INTRODUCTION

This document is the Solution Description for Statement of Work #5 – Membership and Configuration (this "***Statement of Work***"). Whereas Exhibit A (*Membership and Configuration Services*) describes the Functions which Supplier is responsible for performing under this Statement of Work. This Exhibit A-1 (*Membership and Configuration Solution Description*) describes the **means by which** and the **manner in which** Supplier will perform those Functions. This document includes an overview of Supplier's service delivery architecture –including a depiction on a global map of the geographic configuration and delivery architecture of Supplier's Solution (as it will exist at the completion of Phase 2).This geographical depiction also identifies all Service Delivery Centers of Supplier (and its Affiliates and other Subcontractors) that will be utilized in performing and delivering the Services (including the back-up and failover locations for each) and how they will be interconnected to each other and to Health Net's IT Environment. It then provides additional descriptive information about each of the principal components of Supplier's Solution.

This Exhibit A-1 (*Membership and Configuration Solution Description*) includes the following attachments, which are incorporated herein by reference:

Exhibit A-1.1 Approved Service Delivery Centers

Exhibit A-1.2 Service Delivery Configuration at the Completion of Phase 2

2. DEFINITIONS AND INTERPRETATION

2.1 Defined Terms

The following terms, when used in this Statement of Work, will have the meanings set forth below unless otherwise specifically defined in the body of this document. A dditionally any capitalized term used but not defined in this Exhibit A-1 (*Membership and Configuration Solution Description*) will have the meaning indicated in Schedule W (*Glossary*).

Defined Term	Meaning
"***Solution***"	A collective term referring to the means by which and manner in which Supplier will perform and deliver the Services under this Statement of Work.

3. MEMBERSHIP SOLUTION OVERVIEW

(a) High-level Service Delivery Architecture and Configuration

This section provides an overview of the geographical and physical configuration of Supplier's Solution for the Services under this Statement of Work. Exhibit A-1.1 (*Approved Service Delivery Centers*) provides additional information about each of the Service Delivery Centers Supplier will use to provide the Membership Services under this Statement of Work, including both the primary Service Delivery Centers and the back-up / failover locations that Supplier will activate and use to provide the Services if operations at any primary Service Delivery Center are disrupted or disabled.

Figure 1



Intra Country BCP
Rancho Cordova, CA
San Rafael, CA
Woodland Hills, CA
Intra Country BCP
Membership Offshore
Delivery Location 2
Bangalore, India
(Data and Back Office)
Membership Offshore
Delivery Location 1
Chennai, India
(Data and Back Office)
(Voice Functions)
Membership
Offshore
Delivery Location 1
Manila, Philippines
Intra Country
BCP
Membership
Offshore
Delivery Location 2
Cebu, Philippines
(Voice Functions)
Membership Tower
Onshore : Offshore
Ratio
100% : 0%
25% : 75%
Membership Processes
Transitioned offshore
Commercial -
Enrollment
Account Receivable
Medicare -
Enrollment
Medicare Account
Receivable
Commercial Account
Receivable
Enrollment (Mid/Large)
Tech Team
Employer Group Set Up
Broker Commissions/Sales
Incentives
Tech Team Reporting
MHN (Eligibility/ Billing/
AR/Finance Operations)
Membership Financial
Reporting
Dates represent end dates of each transition wave

The above diagram illustrates Supplier solution and Onshore Offshore ratio from the beginning of phase 2 to the end of phase 2. Initially all the Health Net resources will be rebadged and work out of the current Health Net US locations in Rancho Cordova, Woodland Hills and San Rafael. The Transition is planned to occur over 3 waves as depicted in Figure 1, with some of the work gradually moving to the Offshore locations of Chennai and Bangalore in India and Manila and Cebu in the Philippines. The overall target Onshore/ Offshore ratios at the initial state and the final state (Phase 3) are illustrated above.

(b) Service Delivery Model

This section provides an overview of the commercial delivery model Supplier will utilize in providing the Membership Services under this Statement of Work. As described in Exhibit H (*Membership and Configuration Subcontractors*), Supplier will not use any Supplier Affiliates or Subcontractors to perform the Services under this Statement of Work.

(c) Business-Process-as-a-Service

The Services to be provided under this Statement of Work will be provided under a 'Business-Process-as-a-Service' delivery model - i.e., as a fully integrated vertical service in which Supplier is responsible for providing all the associated resource / service layers (facilities, IT infrastructure, tools, application software, labor, infrastructure and applications operations and support, and performance of the associated business

processes); and Health Net is purchasing 'business outcomes' (e.g., fully processed enrollment).

3.2 Changes to Supplier's Solution

As a general principle, Supplier has both the right and the obligation to perform the Services to be provided by it under this Statement of Work in the manner described in this Exhibit A-1 (*Membership and Configuration Solution Description*). That said, Supplier is charged with responsibility for the adequacy of its Solution, which is to say that if the Supplier's Solution, as described in this Exhibit A-1 (*Membership and Configuration Solution Description*), should prove inadequate at any point during the Statement of Work Term for Supplier to perform and deliver the Services in accordance with the obligations of the Agreement (including this Statement of Work), then Supplier is responsible for making such changes to its Solution as are necessary to enable Supplier to perform and deliver the Services in accordance with such obligations. All such changes are to be made in accordance with Schedule H (*Change Control Process*) of the Agreement, as applicable according to its terms; provided, however, that Supplier is responsible for making such changes at its own cost and expense except in those cases (if any) in which the Agreement expressly provides that Health Net has Financial Responsibility for them.

3.3 Solution Description

Supplier's Solution is built on the following foundational aspects:

Delivery Solution:

- **Quality Focus** – Supplier's primary focus is to maintain continuity of services while ensuring regulatory and contractual compliance. For all processes migrated Offshore, the objective will be to adhere to compliance requirements and get the quality right.

- **Support ratio** – To enable focused monitoring and feedback, Supplier's delivery model provides personnel to Supervisor and QA ratio Offshore as described in Section 3.4(d) of this Exhibit A (*Membership and Configuration Services*).

- **Continuous Improvement** - Supplier will appoint dedicated Six Sigma resources during the Term to identify sustainable improvement opportunities. The typical ratio is around 1 Six Sigma resource for every 150 FTEs.

Knowledge Retention:

- **Domain Experts** – Supplier will deploy staff (existing and hired) with previous Healthcare experience for key functions, including Operations, Transition, Training, Quality and Compliance.

- **Health Net Training Academy** – During Phase 2 and Phase 3, Supplier's dedicated Health Net Training Academy will be tasked with the mandate of building/maintaining a Knowledge repository, updating Training and process documentation, providing training to new hire Supplier Personnel and providing higher level training to experienced resources for Membership Operations

3.4 Operating Model

The operating model for Membership Services describes the service delivery blue-print and key aspects of service delivery. The operating model also describes how the in-scope Services will be delivered for each functional process area in a scalable global delivery environment.

(a) Resource Mix

The initial Onshore/Offshore resource mix and target ratio for Phase 3 for Membership operations is listed in the following table.

Supplier has considered the following criteria to define its Onshore/ Offshore strategy -

- Regulatory requirements
- Non-availability of skill at Offshore
- Health Net mandated Offshore restricted function

Processes requiring voice support will be delivered out of US and Philippines.

Table 1

Sub Function	Resource Mix Estimate Final State - Phase 3		
	Onshore %	**Offshore %**	**Delivery Location**
Duals Demonstration Enrollment Services	100.00%	0.00%	W,R
(a) Employer Group Setup Services	25.00%	75.00%	W,R,Ch,B
(a) Medicare Enrollment Services	40.00%	60.00%	W,R,Ch,B
Commercial Enrollment Services	10.00%	90.00%	W,R,Ch,B
Medicare Accounts Receivable Services	25.00%	75.00%	W,R,Ch,B
Commercial Accounts Receivable Services	10.00%	90.00%	W,R,Ch,B
Broker Commission Services	10.00%	90.00%	W,R,M,Ce
Compliance Oversight	100.00%	0.00%	W,R
Membership Financial Forecasting / Budgeting	100.00%	0.00%	W,R
Membership Financial Reporting	50.00%	50.00%	W,R,Ch,B
Membership Special Projects	100.00%	0.00%	W,R
Membership Support	25.00%	75.00%	W,R,Ch,B
MHN Billing and AR	33.00%	67.00%	SR,Ch,B

MHN Eligibility processing	25.00%	75.00%	SR,Ch,B
MHN Finance Operations	25.00%	75.00%	SR,Ch,B
MHN Membership Services	100.00%	0.00%	SR,Ch,B
Sales Incentives	25.00%	75.00%	W,R,M,Ce
Other Membership Services	100.00%	0.00%	W,R

Legend	
Location	Code
Woodland Hills (US)	W
Rancho Cordova (US)	R
San Rafael (US)	SR
Chennai (India)	Ch
Bangalore (India)	B
Manila (Philippines)	M
Cebu (Philippines)	Cb

- The above percentages are approximate estimates at this point.
- The estimated Final State ratios are expected to be reached by March 2017. This may change based on the final agreed Transition plan.
- Roles that Health Net mandates to remain Onshore and roles for which the required skills are not readily available at Supplier's Offshore locations will remain Onshore.
- As shown in Table 1, while a process can span across up to 4 locations, there will be no role within a process that will span across more than 2 locations.

(b) Service Locations

To achieve Health Net's objectives of improvement in services delivery, faster speed to market, focus on growth and significant reduction in cost, Supplier will leverage its global operating model. Supplier will deliver the in-scope services from US, India and Philippines locations. The delivery location strategy has been planned taking into consideration the following criteria.

- Health Net mandated Onshore staffing
- Availability of talent pool
- Skill requirements

- Regulatory limitations
- Business Continuity

Functional processes subject to regulatory location restrictions will be performed from US locations. The processes requiring voice-assisted stakeholder interaction will be performed from Philippines and US locations. Supplier will also adhere to the requirements of the Agreement, including those set forth in Schedule E (*Employee Transfer*) of the Agreement, relating to the work locations of Affected Employees who become Supplier Personnel.

As per Health Net's requirements, the Supplier Personnel performing the following Membership Services Functions must be retained in Onshore locations:

- AZ AHCCCS Line of Business
- Performance Groups
- Auditors interfacing with Compliance Group
- Power of Attorney/PHI
- Legal and Compliance Liaison
- All triage functions
- Scanning and batching of work requests received in non-digital format for transmission to the third party scanning/imaging service provider for conversion into digital format.

Table 2

Sub function	**Delivery Location**	
	Onshore	**Offshore**
Membership Management Team *(VP)*	US	
Commercial Line of Business	US	Bangalore, Chennai
Medicare Line of Business	US	Bangalore, Chennai
The Duals Demonstration (Cal MediConnect also known as CMC) Line of Business	US	
MHN Membership Services	US	Bangalore, Chennai
Broker Commission Services	US	Manila, Cebu
Miscellaneous Membership Services	US	Bangalore, Chennai, Manila, Cebu

The teams across locations in the US, India and Philippines will interact on an ongoing basis to enable effective planning, monitoring and tracking of processes, activities and requirements. Following are the key activities:

- Forecasting – identifying the number of transactions, volumes and activities that would need to be transacted and processed in coming months
- Capacity Planning- verify staffing in place to manage the forecasted volumes
- Monitor Productivity- An ongoing daily, weekly, monthly exercise to track, analyze and report on productivity trends
- Reallocation based on productivity – Process wherein the transaction and volumes are shifted within teams and individuals to achieve desired productivity
- Monitor Quality and Service Levels - An ongoing daily, weekly, monthly exercise to track, analyze and report on quality and Service Levels

The organization structure has been functionally designed to facilitate effective operations across locations.

This model will enable the workflow to be effective in real time, facilitating tactical monitoring.

(c) Operating Hours

Supplier will at minimum replicate the operating hours currently adhered to by Health Net's Membership organization as of the Effective Date, as set forth in the table below. Supplier acknowledges and agrees that performance of the Membership Services will regularly require Supplier Personnel to perform additional/overtime work outside regular operating hours, and that such additional/overtime work is within the scope of the Membership Services. Examples include the following areas and time periods:

- Expanded operational hours to accommodate the increased time zone difference between Arizona (Mountain Standard Time year-round) and West Coast US locations (Pacific Time) during the portion of the year when West Coast US locations change from Daylight Savings Time to Standard Time.
- During any kind of regulatory or financial audits as necessary to meet assigned deadlines.
- During periods of Open Enrollment and Annual Election Period.

Supplier will extend its hours of operations (for example, through overtime, weekend and holiday work) from time to time as needed to meet regulatory requirements, Compliance and Service Level metrics and other requirements of the Agreement. Supplier's work during such extended hours of operations is within the scope of the Membership Services.

Within the regular Hours of Operations listed in Table 3 below, Supplier will have staff work according to defined shift schedules. However, Supplier will make reasonable efforts to permit Supplier staff to work flexible shift times when that can be done without

jeopardizing Supplier's ability to meet regulatory requirements, Compliance and Service Level metrics and other requirements of the Agreement.

Table 3

Sub function	Hours of Operations (Pacific Time)
Commercial Line of Business	
Supervisor – Group Setup	*08:00 am to 17:00 pm*
Employer Group Setup Services	*08:00 am to 17:00 pm*
Director - Commercial Membership	*08:00 am to 17:00 pm*
Manager – Enrollment	*08:00 am to 17:00 pm*
Supervisor – Enrollment	*08:00 am to 17:00 pm*
Commercial Enrollment Services	*08:00 am to 17:00 pm*
Manager - AR/Billing	*08:00 am to 17:00 pm*
Supervisor - AR/Billing	*08:00 am to 17:00 pm*
Commercial Accounts Receivable Services	*08:00 am to 17:00 pm*
Medicare Line of Business	
Director - Government Programs, Compliance Oversight	*08:00 am to 17:00 pm*
Manager – Enrollment, Member Project Support	*08:00 am to 17:00 pm*
Supervisor – Enrollment, Data/Systems, Project/System	*08:00 am to 17:00 pm*
Membership Project Support	*08:00 am to 17:00 pm*
Manager - AR/Billing	*08:00 am to 17:00 pm*
Supervisor - AR/Billing	*08:00 am to 17:00 pm*
Medicare Enrollment Services	*08:00 am to 17:00 pm*
Medicare Accounts Receivable Services	*08:00 am to 17:00 pm*
The Duals Demonstration (Cal MediConnect also known as CMC) Line of Business	
Duals Demonstration Enrollment Services	*08:00 am to 17:00 pm*
MHN Membership Services	*08:00 am to 17:00 pm*
MHN Membership Services – Oversight	*08:00 am to 17:00 pm*
MHN Eligibility processing	*08:00 am to 17:00 pm*
MHN Billing and AR	*08:00 am to 17:00 pm*
MHN Finance Operations	*08:00 am to 17:00 pm*
Broker Commission Services	

Broker Commission Services – Oversight	*08:00 am to 17:00 pm*
Broker Commission Services – Medicare	*08:00 am to 17:00 pm*
Broker Commission Services – Commercial	*08:00 am to 17:00 pm*
Sales Incentives	*08:00 am to 17:00 pm*
Miscellaneous Membership Services	
Compliance Oversight	*08:00 am to 17:00 pm*
Membership Financial Reporting	*08:00 am to 17:00 pm*
Membership Financial Forecasting / Budgeting	*08:00 am to 17:00 pm*
Membership Special Projects	*08:00 am to 17:00 pm*
Executive Admin	*08:00 am to 17:00 pm*
Tech Team Reporting	08:00 am to 17:00 pm

(d) Operations

Supplier's approach to managing Membership operations is as follows:

- **Operational Focus:**

  Team huddles, floor walks, daily performance reviews, daily Supplier Personnel communication plan and customer calibration sessions.

- **Performance Management:**

  Measure and manage Supplier Personnel performance through data and service dashboards

- **Span of Control:**

  Supplier will provide for the following span of control (applicable during Phase 3 - i.e., after Transition has been completed):

  - Operations Lead 1: ≤500
  - Manager 1: ≤50
  - Supervisor 1: ≤15
  - Quality Auditor 1: ≤15
  - Trainer 1: ≤20 (during training following completion of Transition) - Proposed training ratio of 1: ≤20 is based on typical classroom training. However for specific processes this ratio could be lower.
  - Six Sigma and Process Excellence 1: ≤150

- **Health Net Training Academy:**

Supplier will establish a dedicated Health Net Training academy for the management of training content and the delivery of training programs. Supplier will establish a Knowledge Management Portal for management and easy access to Training Content, desktop procedures and P&Ps. Academy will work closely with the Training Tower and facilitate necessary training during Phase 2 and Phase 3. Based on the System updates and Process updates, the training materials will be constantly updated.

- **Team Huddle:**

  Supplier's Team Leads will conduct daily team meetings for individual processes to share any critical updates, feedback and communication on learnings, and plan for the day.

- **Quality:**

  Supplier will implement Health Net mandated specific quality/compliance programs in its delivery model for managing and achieving service levels. Supplier will analyse audit findings to determine root causes and will deploy corrective and preventive solutions to improve quality. In the daily team meetings, prevalent trends in errors, root causes and preventive actions will be discussed and implemented.

- **Continuous Improvement:**

  Supplier will have a dedicated Process Excellence (PEX) team consisting of Six Sigma resources for Health Net Membership functions to enhance performance and handoffs in Health Net Membership's processes while improving standardization and the "To-Be operating model".

- **Rewards and Recognition**

  Supplier will recognize the efforts of its best performers using stack ranking and will reward them through a structured reward and recognition program that aligns with quality and productivity objectives. The Rewards and Recognition will be applicable for both Onshore and Offshore teams. The specific criteria for the awards will be decided by the Operations Leads depending on the specific behavior and/or results to be achieved.

(e) Resource Profile

Supplier has a very well defined methodology for the recruitment and selection of candidates. Supplier will work closely with Health Net to establish job descriptions at various levels and functions. Based on these job descriptions, Supplier will select candidates with the proper qualifications and experience in order to achieve a "best-fit" for Health Net.

Tables 4-9 below set forth indicative requirements for Offshore staffing and the minimum qualifications required to be selected for Membership operations.

Table 4

Qualification & Experience

- **Graduates with 1-2 years of Healthcare experience**
- **Skills in membership / financial reconciliation process**
- **Excellent written and verbal communication skills**
- **Knowledge of healthcare basics**
- **Familiar with financial processing applications**

Selection Process

- Aptitude Test
- HR Interview
- Written test of Enrollment and Billing basics
- Domain / Operations Interview
- Technical interview on Financial terms and Healthcare AR concepts
- Education and Professional Background Check

Table 5

Qualification & Experience

- **Graduates with 2-3 years of Healthcare experience**
- **Skills in membership / financial reconciliation process**
- **Excellent written and verbal communication skills.**
- **Knowledge of healthcare basics**
- **Familiar with one or more Financial applications**
- **Familiar with Enrollment and Billing for multiple LOBs**

Selection Process

- Aptitude Test
- HR Interview
- Written test of Enrollment and Billing basics
- Domain / Operations Interview
- Technical interview on Financial terms and Healthcare AR concepts
- Education and Professional Background Check

Table 6

Qualification & Experience

Selection Process

• **Graduate with 4 to 5 years' experience in Healthcare Industry specifically in respective in-scope process** • **2 years of Supervisory experience leading teams of at least 30-40 team members** • **Leadership and Communication skills**	• HR Interview for Cultural fitment • Communication Skills Screening • Domain/ Operations Interview • Education and Professional Background Check

Table 7

[illegible]	
Qualification & Experience	*Selection Process*
• **Graduates with 3-5 years' experience in Healthcare process auditors** • **Six Sigma/Lean exposure of at least 2 years**	• HR Interview for Cultural fitment • Communication Skills Screening • Domain/ Operations Interview • Education and Professional Background Check

Table 8

Team Manager	
Qualification & Experience	*Selection Process*
• **Graduate/Post Graduate with 5+ years' experience in one of the following Healthcare processes. Healthcare Claims / Enrollment / Account Receivables / Appeals and Grievances / Credentialing/ Benefits configuration/ Provider Calls/ Provider Data Management Process.** • **Excellent Communication and Leadership skills** • **3-4 years' experience leading large teams**	• HR Interview-screening for roles and responsibility • Technical Interview • Operations Interview • HR/ Operations Leadership screening for leadership ability and cultural fit • Education and Professional Background Check.

Table 9

[illegible]	
Qualification & Experience	*Selection Process*
• **MBA with 8-10 years of experience** • **Excellent Communication and Leadership skills** • **7-9 years of overall BPO experience with at least 6 years leading a process in a BPO.**	• Initial screening of profiles by recruitment team • Interview with Business Leader/ HR Manager • Technical/ Communication ability Interview • Screening for leadership ability and cultural fit • Salary Negotiation • Education and Professional Background Check

(f) Voice Solution

Per Health Net requirements, Supplier will deliver voice-assisted member, employer group, financial institutions and provider interactions from Onshore US or Philippines locations.

Table 10

[illegible]
Enrollment– Member and Group calls
Billing and Reconciliation – Member, Group, Provider calls
Coordination with internal functions like Medical Management, Claims, Benefit Configuration, Compliance, Legal, Finance, Contact Center
Coordination with carve out service providers
Broker Services
Coordination with external Entities as described in SOW

(g) IT Systems

The following systems/systems from vendors will be used by Supplier for delivery of Membership Services. SOW #4 (*IT Services*) documents should be referenced for complete information.

Table 11

[illegible]
Genelco
ABS
MACESS
Symphony
SAP
Salesforce
Showcase (Data Warehouse Query Tool)/Opus
CSI (Will be replaced by PEGA)
Monarch
Check deposit software
CMS MARX
Callidus
FindApps
MC400
OMNI
QCare/HNCS
Data warehouses (Kbase, ODW)
PL SQL Tool to query ODW, Kbase
AHCCCS (for Arizona Medicaid)
Salsa, AMES, EDI Translator (Upstream/surround systems which may require some ad hoc touch points on case to case basis)
AEVS (External data sources to validate member eligibility)

(h) Third Party Tools and Services

Supplier will use the following third party tools and services in providing the Membership Services.

Table 12

[illegible]	[illegible]
Scanning/Imaging Services	Ricoh
Image Storage and Archival Services	Health Net IT
Vendor system used to process Broker Commissions for both Medicare and Commercial Lines of business.	Callidus
Source system for Enrollment, Billing and Broker Commissions. Only Life Product is on Genelco.	Genelco
Short term temporary staffing	Kelly Services

(i) Service Performance Management

Supplier will provide and implement quality assurance procedures for the Membership Services that are reasonably necessary to satisfy the requirements of the Agreement, including Service Levels, reporting format and frequency.

Approach

- Initially during Transition (Phase 2), a higher frequency of audits will be performed, and any feedback on errors will be communicated to the processors on a daily basis.
- Once it has been confirmed through quality assurance that the processors are meeting the all requirements of the Agreement for their respective Functions, the audit frequency will be gradually reduced while keeping the quality levels constant.

- Post Transition (during Phase 3), a statistically valid sample size will be employed for quality assurance auditing.

Tools

- Quality analysis will be performed using tools such as the following:
    - Pareto Analysis
    - Fish Bone Diagram
    - Box Plot

4. CONFIGURATION SERVICES SOLUTION

4.1 Solution Overview

(a) High-level Service Delivery Architecture and Configuration

This section provides an overview of the geographical and physical configuration of Supplier's Solution for the Services under this Statement of Work. Exhibit A-1.1 (*Approved Service Delivery Centers*) provides additional information about each of the Service Delivery Centers Supplier will use to provide the Configuration Services under this Statement of Work, including both the primary Service Delivery Centers and the back-up / failover locations that Supplier will activate and use to provide the Services if operations at any primary Service Delivery Center are disrupted or disabled.

Figure 2


Intra Country BCP
Rancho Cordova, CA
Woodland Hills, CA
Telecommute locations
Intra Country BCP
Configuration Offshore Delivery Location 1 Chennai, India
Configuration Offshore Delivery Location 2 Bangalore, India
Configuration Tower Onshore : Offshore Ratio
100% : 0%
25% : 75%
Configuration Processes Transitioned offshore
Provider Contracts and Pricing Configuration
Benefits Configuration
Provider Data Management

Note: Dates represent currently planned end date of each Transition wave. Timelines will need to be updated based on actual Transition timeline when finalized.

The above diagram illustrates Supplier solution and Onshore Offshore ratio from the beginning of phase 2 to the end of phase 2. Initially, all the Health Net resources will be rebadged and will continue to work out of the current US locations in Rancho Cordova and Woodland Hills. The Transition will happen in 3 waves as depicted in Figure 2, with some of the work gradually moving to the Offshore locations of Chennai and Bangalore in India. The overall target Onshore/ Offshore ratios at the initial state and the final state (Phase 3) are illustrated above.

(b) Service Delivery Model

This section provides an overview of the commercial delivery model Supplier will utilize in providing the Configuration Services under this Statement of Work. As described in Exhibit H (*Membership and Configuration Subcontractors*), Supplier will not use any Supplier Affiliates or Subcontractors to perform the Services under this Statement of Work.

(c) Business-Process-as-a-Service

The Services to be provided under this Statement of Work will be provided under a 'Business-Process-as-a-Service' delivery model - i.e., as a fully integrated vertical service in which Supplier is responsible for providing all the associated resource / service layers (facilities, IT infrastructure, tools, application software, labor, infrastructure and applications operations and support, and performance of the associated business processes); and Health Net is purchasing 'business outcomes' (e.g., fully processed claims).

4.2 Changes to Supplier's Solution

As a general principle, Supplier has both the right and the obligation to perform the Services to be provided by it under this Statement of Work in the manner described in this Exhibit A-1 (*Membership and Configuration Solution Description*). That said, Supplier is charged with responsibility for the adequacy of its Solution, which is to say that if the Supplier's Solution, as described in this Exhibit A-1 (*Membership and Configuration Solution Description*), should prove inadequate at any point during the Statement of Work Term for Supplier to perform and deliver the Services in accordance with the obligations of the Agreement (including this Statement of Work), then Supplier is responsible for making such changes to its Solution as are necessary to enable Supplier to perform and deliver the Services in accordance with such obligations. All such changes are to be made in accordance with Schedule H (*Change Control Process*) of the Agreement, as applicable according to its terms; provided, however, that Supplier is responsible for making such changes at its own cost and expense except in those cases (if any) in which the Agreement expressly provides that Health Net has Financial Responsibility for them.

4.3 Solution Description

Supplier's Solution is built on the following foundational aspects:

Delivery Solution

- **Quality Focus** – Supplier's primary focus will be to maintain continuity of services, while ensuring regulatory and contractual compliance. For all processes migrated Offshore, the focus will be to adhere to compliance requirements and get the quality right.

- **Support Ratio** – To enable focused monitoring and feedback, Supplier's delivery model provides a personnel to supervisor and QA ratio Onshore and Offshore as described in Section 4.4(d) of this exhibit.

- **Continuous Improvement** - Supplier will appoint dedicated Six Sigma resources during the Term to identify sustainable improvement opportunities. The typical ratio will be 1 Six Sigma resource for every 150 FTEs.

Knowledge Retention:

- **Domain Experts** – Supplier will deploy staff (existing and hired) with Healthcare experience for key support functions including Operations, Transition, Training, Quality and Compliance.

- **Health Net Training Academy** – During Phase 3, Supplier's dedicated Health Net Training Academy will be tasked with the mandate of building/maintaining a Knowledge repository, update Training and process documentation, and provide training to new hire Supplier Personnel and higher level training to experienced resources for Configuration Operations. Why would there be a reference to Phase 2? Remove reference.

4.4 Operating Model

The operating model for Configuration Services describes the service delivery blue-print and key aspects of service delivery. The operating model also describes how the in-scope services will be delivered for each functional process area in a scalable global delivery environment.

(a) Resource Mix

The initial Onshore/Offshore resource mix and target ratio for Phase 3 for Configuration operations is listed in the following table.

Supplier has considered the following criteria to define its Onshore/ Offshore strategy -

- Regulatory requirements
- Non-availability of skill at Offshore
- Health Net mandated Offshore restricted function

Table 17

[illegible]	[illegible]		
	Onshore %	**Offshore %**	**Delivery Location**

Configuration Management Team (VP)	100%	0%	W,R
Director - Configuration	100%	0%	W,R
Benefit Configuration MHN	25%	75%	W,R,C,B
Benefit Configuration SOB SBC	20%	80%	W,R,C,B
Benefit Configuration Production	20%	80%	W,R,C,B
Pricing, Contract, DOFR, Fee Schedule,	15%	85%	W,R,C,B
Vendor management, Projects, P&P, Training	100%	0%	W,R
Director – Cashiering/Capitation	100%	0%	W,R
Capitation	47%	53%	W,R,C,B
Provider Data Management Commercial, Medicare and Medi-Cal and Prison	15%	85%	W,R,C,B
Auto Suffixing	42%	58%	W,R,C,B
PDM AZ and AHCCCS	100	0	W,R,C,B

Legend	
Woodland Hills (US)	*W*
Rancho Cordova (US)	*R*
Chennai (India)	*C*
Bangalore (India)	*B*
Telecommute	*T*

- The above percentages are approximate estimates at this point
- The estimated end state is expected by March 2017. This may change based on the final agreed Transition plan.
- Roles that Health Net mandates to remain Onshore and roles for which the required skills are not readily available at Supplier's Offshore locations will remain Onshore.
- As shown in Table 17, while a process can span across up to 4 locations, there will be no role within a process that will span across more than 2 locations.

(b) Service Locations

To achieve Health Net's objectives of improvement in services delivery, faster speed to market, focus on growth and significant reduction in cost, Supplier will leverage its global operating model. Supplier will deliver the in-scope services from US and India locations. The delivery location has been planned taking into consideration the following criteria:

- Health Net mandated Onshore staffing
- Availability of talent pool
- Skill requirements
- Regulatory limitations
- Business continuity

Functional processes subject to regulatory location restrictions will be performed from US locations. The processes requiring voice-assisted stakeholder interaction will be performed from Philippines and US locations. Supplier will also adhere to the requirements of the Agreement, including those set forth in Schedule E (*Employee Transfer*) of the Agreement, relating to the work locations of Affected Employees who become Supplier Personnel. During Phase 2, Supplier intends to keep Health Net transferred employees at their current locations.

As per Health Net's requirements, the Supplier Personnel performing the following Configuration Services Functions must be retained in Onshore locations:

- Performance Group
- AZ AHCCCS (includes all AZ Provider Data Management)
- Auditors interfacing with Compliance Group
- Legal and Compliance Liaison

Table 18

Job Function	Delivery Location	
	US	**India**
Configuration Management Team *(VP)*	Rancho	
Director – Configuration	Rancho, Woodland Hills	
Benefit Configuration MHN	Rancho, Woodland Hills	Chennai, Bangalore
Benefit Configuration SOB SBC	Rancho, Woodland Hills	Chennai, Bangalore
Benefit Configuration Production	Rancho, Woodland Hills	Chennai, Bangalore
Pricing, Contract, DOFR, Fee Schedule,	Rancho,	

	Woodland Hills	
Vendor management, Projects, P&P, Training	Rancho, Woodland Hills	Chennai, Bangalore
Director – Capitation/Cashiering	Rancho, Woodland Hills	
Capitation PDM	Rancho, Woodland Hills	Chennai, Bangalore
Provider Data Management Medi-Cal	Rancho, Woodland Hills	Chennai, Bangalore
Provider Data Management Commercial, AZ AHCCCS, Auto Suffixing	Rancho, Woodland Hills	Chennai, Bangalore
PDM production	Rancho, Woodland Hills	Chennai, Bangalore
PDM – HOV Outsourced		Chennai

Teams across locations in US and India, will typically interact on an ongoing basis to enable effective planning, monitoring and tracking of Configuration processes, activities and requirements

1. Forecasting – identifying the number of transactions, volumes and activities that would need to be transacted and processed in coming months

2. Capacity Planning- verify staffing in place to manage the forecasted volumes

3. Monitor Productivity- An ongoing daily, weekly, monthly exercise to track, analyze and report on productivity trends

4. Reallocation based on productivity – Process wherein the transaction and volumes are shifted within teams and individuals to achieve desired productivity

5. Monitor Quality and Service Levels - An ongoing daily, weekly, monthly exercise to track, analyze and report on quality and Service Levels

The organization structure has been functionally designed to facilitate effective operations across locations.

This model will enable the workflow to be effective in real time, facilitating tactical monitoring.

(c) Operating Hours

Supplier will at minimum replicate the operating hours currently adhered to by Health Net's Configuration organization as of the Effective Date, as set forth in the table below. Supplier acknowledges and agrees that performance of the Configuration Services will regularly require Supplier Personnel to perform additional/overtime work outside regular operating hours, and that such additional/overtime work is within the scope of the Configuration Services. Examples include the following areas and time periods:

- Pricing Fee Schedules - Oct and Nov
- Pricing Code Updates - Jan and Feb
- Pricing Contracts - Dec, Jan and Feb
- Provider Data Management - Nov, Dec and Jan
- Capitation - Nov, Dec, Jan and Feb
- Benefit Config - Health Net - Nov, Dec, Jan and Feb
- Benefit Config - MHN - Nov, Dec, Jan and Feb

Supplier will extend its hours of operations (for example, through overtime, weekend and holiday work) from time to time as needed to meet regulatory requirements, Compliance and Service Level metrics and other requirements of the Agreement. Supplier's work during such extended hours of operations is within the scope of the Configuration Services.

Within the regular Hours of Operations listed in Table 19 below, Supplier will have staff work according to defined shift schedules. However, Supplier will have the right to evaluate operational requirements and if feasible permit Supplier staff to work flexible shift start times subject to it not jeopardizing Supplier's ability to meet regulatory requirements, Compliance and Service Level metrics and other requirements of the Agreement.

Table 19

Sub Domain	Hours of Operations Pacific Time
Configuration Management Team *(VP)*	
Director – Configuration	
Benefit Configuration MHN	08:00 am to 17:00 pm
Benefit Configuration SOB SBC	08:00 am to 17:00 pm
Benefit Configuration Production	08:00 am to 17:00 pm

Pricing, Contract, DOFR, Fee Schedule,	08:00 am to 17:00 pm
Vendor management, Projects, P&P, Training	08:00 am to 17:00 pm
Director – Capitation/Cashiering	
Capitation PDM	08:00 am to 17:00 pm
Provider Data Management Medi-Cal	08:00 am to 17:00 pm
Provider Data Management Commercial, AZ AHCCCS, Auto Suffixing	08:00 am to 17:00 pm
PDM production	08:00 am to 17:00 pm

(d) Operations

Supplier's approach to managing Configuration operations is as follows

- **Operational Focus:**

  Team leaders and supervisors take part in team huddles, floor walks, daily performance reviews, daily Supplier Personnel communication plan and customer calibration sessions

- **Performance Management:**

  Measure and manage Supplier Personnel performance through data and service dashboards

- **Span of Control:**

  Supplier will provide for the following span of control (applicable during Phase 3 - i.e., after Transition has been completed):

  - Operations Lead 1:≤500
  - Manager 1: ≤50
  - Supervisor 1: ≤15
  - Quality Auditor 1: ≤15
  - Trainer 1: ≤20 (during training following completion of Transition). Proposed training ratio of 1: ≤20 is based on typical classroom training. However for specific processes this ratio could be lower.
  - Team Leader 1: ≤15
  - Six Sigma & Process Excellence 1: ≤150

- **Health Net Training Academy:**

Supplier will establish a dedicated Health Net Training academy to manage content and delivery of training programs. Supplier will establish a Knowledge Management Portal for management organization, easy access to Configuration management content, desktop procedure and P&Ps. Academy will work closely with the training team to facilitate necessary training during Phase 2 and Phase 3. Based on system updates and process updates, the training material will be constantly updated.

- **Team Huddle:**

  Supplier's Team Leads will conduct daily team meetings for individual processes to share any critical updates, feedback and communication on learnings, and plan for the day.

- **Quality:**

  Supplier will implement Health Net mandated specific quality/compliance programs in its delivery model for managing and achieving service levels. Supplier will analyse audit findings to determine root causes and will deploy corrective and preventive solutions to improve quality. In the daily team meetings, prevalent trends in errors, root causes and preventive actions will be discussed and implemented.

- **Continuous Improvement:**

  Supplier will have a dedicated Process Excellence (PEX) team consisting of Six Sigma resources for Health Net Configuration functions to enhance performance and handoffs in Health Net Configuration's processes while improving standardization and the "To-Be operating model".

- **Rewards and Recognition**

  Supplier will recognize the efforts of its best performers using stack ranking and will reward them through a structured reward and recognition program that aligns with quality and productivity objectives. The Rewards and Recognition will be applicable for both Onshore and Offshore teams. The specific criteria for the awards will be decided by the Operations Leads depending on the specific behavior and/or results to be achieved.

(e) Resource Profile

Supplier has a very well defined methodology for recruitment and selection of candidates. Supplier will work closely with Health Net to establish job descriptions at various levels and functions. Based on these job descriptions, Supplier will select candidates with the proper qualifications and experience in order to achieve a "best-fit" for Health Net.

Tables 20-28 below set forth indicative requirements for Offshore staffing and the minimum qualifications required to be selected for Configuration operations.

Table 20

Qualification & Experience	*Selection Process*
• Graduates with 1-2 years with Healthcare experience • Configurations and benefits coding skills • Good written and verbal communication skills • Knowledge of healthcare products and services • Familiar with Configurations processing applications • Critical Thinking Ability • Knowledge of Federal and State regulations	• Aptitude Test • HR Interview • Written test of Benefits Coding and Testing basics • Domain / Operations Interview • Technical interview on Configurations, Claims and Benefit Coding concepts • Educational and Professional Background Check

Table 21

Qualification & Experience	*Selection Process*
• Graduates with 1-2 years with Healthcare Experience • Contract Configurations skills • Good written and verbal communication skills • Knowledge of provider contracts • Knowledge of healthcare products and services • Knowledge of claims reimbursement methods • Critical Thinking Ability • Knowledge of Federal and State regulations	• Aptitude Test • HR Interview • Domain / Operations Interview • Technical interview on Provider Contracting, Reimbursement and Claims concepts • Educational and Professional Background Check

Table 22

Qualification & Experience	Selection Process
• Graduates with 1-2 years with Healthcare experience • Provider Data Management skills • Good written and verbal communication	• Aptitude Test • HR Interview • Written test of Provider • Domain / Operations Interview

skills
- Knowledge of provider types and provider data management
- Critical Thinking Ability
- Knowledge of Federal and State regulations

- Technical interview on Provider Data Management Concepts
- Educational and Professional Background Check

Table 23

Qualification & Experience

- Graduates with 1-2 years with Healthcare experience
- Claims/Provider data Management skills
- Good written and verbal communication skills.
- Knowledge of provider types, data management and capitation payments
- Critical Thinking Ability
- Knowledge of Federal and State regulations

Selection Process

- Aptitude Test
- HR Interview
- Technical interview on Provider types data management
- Domain / Operations Interview
- Educational and Professional Background Check

Table 24

Qualification & Experience

- Graduates with 1-2 years with Healthcare experience
- Accounting/Capitation skills
- Good written and verbal communication skills.
- Knowledge of debits/credits, general ledger, journal entries and expense reclassifications
- Critical Thinking Ability
- Knowledge of Federal and State regulations

Selection Process

- Aptitude Test
- HR Interview
- Technical interview on Accounting concepts
- Domain / Operations Interview
- Educational and Professional Background Check

Table 25

Qualification & Experience

- Graduate with 4 to 5 years' experience in

Selection Process

- HR Interview for Cultural fitment

Healthcare Industry specifically in respective in-scope process • Knowledge of healthcare products, and one of the process area - benefits configuration or provider data management or provider contract configuration • 2 years of Supervisory experience leading teams of at least 15-20 team members • Leadership and Communication skills • Critical Thinking Ability • Knowledge of Federal and State regulations	• Technical Interview • Communication Skills Screening • Domain/ Operations Interview • Educational and Professional Background Check

Table 26

[illegible]	
Qualification & Experience	*Selection Process*
• Graduates with 3-5 years' experience in Healthcare process auditors • Knowledge of healthcare products, and one of the process area - benefits configuration or provider data management or provider contract configuration • Six Sigma/Lean exposure of at least 2 years • Leadership and Communication skills • Critical Thinking Ability • Knowledge of Federal and State regulations	• HR Interview for Cultural fitment • Technical Interview • Communication Skills Screening • Domain/ Operations Interview • Educational and Professional Background Check

Table 27

[illegible]	
Qualification & Experience	Selection Process
• Graduate/Post Graduate with 5+ years' experience in Healthcare processes • Knowledge of healthcare products, and one of the process area - benefits configuration or provider data management or provider contract configuration • Excellent Communication and	• Initial screening of profiles by recruitment team • Screening for leadership ability and cultural fit • Technical/Communication ability Interview • Interview with Business Leader • Interview with HR Manager

Leadership skills • 3 to 4 years' experience of leading large teams	• Educational and Professional Background Check

Table 28

Delivery Manager	
Qualification & Experience	*Selection Process*
• MBA with 8-10 years of experience • Excellent Communication and Leadership skills • 7-9 years of overall BPO experience with at least 6 years leading a process in a BPO.	• Initial screening of profiles by recruitment team • Screening for leadership ability and cultural fit • Technical/Communication ability Interview • Interview with Business Leader • Interview with HR Manager • Educational and Professional Background Check

(f) Voice Solution

Per Health Net requirements, Supplier will deliver voice-assisted provider interactions from Onshore US locations.

Table 29

Inbound Process
Provider Data Management, Capitation and Auto Suffixing – Provider Outreach

(g) IT Systems

The following systems/systems from vendors will be used by Supplier for delivery of Configuration Services. SOW #4 (*IT Services*) documents should be referenced for complete information.

Table 30

Configuration Application/Platforms
ABS Dev and Prod
Qcare/UPS 2
Viant

FileNet

Burgess

Symphony

DRG Grouper – Not sure what this is

Alfresco

BRCC

PSA Archive

Inventory Management Databases

HEALTH NET CAP

SAP

NDS

Framemaker

PEGA – DOFR

Macess

Ingenix

(h) Third Party Tools and Services

Supplier will use the following third party tools and services in providing the Configuration Services.

Table 31

[illegible]	[illegible]
HOV	Outsourced Partner
Viant	Claims Re-pricing
Marketing Translation Services	Translation Services
Burgess	Claims Pricing Software

(i) Service Performance Management

Supplier will provide and implement the quality assurance procedures that are reasonably necessary for the services in scope and as per mutually agreed Service Levels, reporting format and frequency

Approach

- Initially during Transition (Phase 2), a higher frequency of audits will be performed, and any feedback on errors will be communicated to the processors on a daily basis.
- Once it has been confirmed through quality assurance that the processors are meeting the all requirements of the Agreement for their respective Functions, the audit frequency will be gradually reduced while keeping the quality levels constant.
- Post Transition (during Phase 3), a statistically valid sample size will be employed for quality assurance auditing.

Tools

- Quality analysis will be performed using tools such as the following:
  - Pareto Analysis
  - Fish Bone Diagram
  - Box Plot

EXHIBIT A-1.1
APPROVED SERVICE DELIVERY CENTERS

1. MEMBERSHIP SERVICES

The Service Delivery Centers at (or from) which Supplier is authorized to perform the Membership Services under this Statement of Work are those listed below. Even if Health Net has approved Supplier's use of an Affiliate or other Subcontractor to perform certain aspects of the Membership Services, their performance must be from an approved Service Delivery Center listed in this Exhibit A-1.1.

Onshore Service Delivery Centers (Health Net facilities)

Table 1

Primary Location	Type of Facility	Functions / Services	Languages Supported	Back-up / Fail-over Location
Rancho	Office Building	Membership Management	English	Woodland Hills
Woodland Hills	Office Building	Membership Management	English	Rancho

Offshore Service Delivery Centers

Table 2

Primary Location	Type of Facility	Functions / Services	Languages Supported	Back-up / Fail-over Location	Facility Operator	Facility Owner	Date Placed in Service	Multi-client Site (Y/N)?
Cognizant Technology Solutions, Carr Tower, Ramanujan IT SEZ, Taramani, Rajiv Gandhi Salai,	Office Building	Membership Management	English	Cognizant Technology Solutions, SEZ - 2 Manyata Embassy	Supplier	Third Party	2012	Y

Primary Location	Type of Facility	Functions / Services	Languages Supported	Back-up / Fail-over Location	Facility Operator	Facility Owner	Date Placed in Service	Multi-client Site (Y/N)?
Taramani, Chennai 600113				Business Park, Bangalore- 560045				
Cognizant Technology Solutions, SEZ - 2 Manyata Embassy Business Park, Bangalore- 560045	Office Building	Membership Management	English	Cognizant Technology Solutions, Carr Tower, Ramanujan IT SEZ, Taramani, Rajiv Gandhi Salai, Taramani, Chennai 600113	Supplier	Third Party	F2 – 2008 F3- 2013 G4 – 2012	Y
Philippines - Manila Taguig - Square Building, Cognizant Technology Solutions Philippines Inc. ,One World Square Building, Unit A, Mckinley Hill, Fort Bonifacio, Taguig City, Philippines - 1634	Office Building	Membership Management	English	Philippines - Cebu 11 & 12 / F Sky Rise 4 Tower, B lock 2, Lot 4, Cebu IT Park, Cebu City, Philippines 6000	Third Party	Third Party	2013	Y
Philippines -	Office	Membership	English	Philippines - Manila	Third	Third	2013	Y

Primary Location	Type of Facility	Functions / Services	Languages Supported	Back-up / Fail-over Location	Facility Operator	Facility Owner	Date Placed in Service	Multi-client Site (Y/N)?
Cebu 11 & 12 / F Sky Rise 4 Tower, B lock 2, Lot 4, Cebu IT Park, Cebu City, Philippines 6000	Building	Management		Taguig - Square Building, Cognizant Technology Solutions Philippines Inc. ,One World Square Building, Unit A, Mckinley Hill, Fort Bonifacio, Taguig City, Philippines - 1634	Party	Party		

2. CONFIGURATION SERVICES

The Service Delivery Centers at (or from) which Supplier is authorized to perform the Configuration Services under this Statement of Work are those listed below. Even if Health Net has approved Supplier's use of an Affiliate or other Subcontractor to perform certain aspects of the Configuration Services, their performance must be from an approved Service Delivery Center listed in this Exhibit A-1.3.

Onshore Service Delivery Centers (Health Net facilities)

Table 3

Primary Location	Type of Facility	Functions / Services	Languages Supported	Back-up / Fail-over Location
Rancho	Office Building	Configuration Services	English	Woodland Hills
Woodland Hills	Office Building	Configuration Services	English	Rancho Cordova

Offshore Service Delivery Centers

Table 4

Primary Location	Type of Facility	Functions / Services	Languages Supported	Back-up / Fail-over Location	Facility Operator	Facility Owner	Date Placed in Service	Multi-client Site (Y/N)?
India - Chennai - CRC, Cognizant Technology Solutions India Pvt Ltd, Block B,	Leased	Configuration Services	English	**Intra-city** India - Chennai - ASV Suntech park , Cognizant Technology	Supplier	Third Party	2012	Y

Primary Location	Type of Facility	Functions / Services	Languages Supported	Back-up / Fail-over Location	Facility Operator	Facility Owner	Date Placed in Service	Multi-client Site (Y/N)?
CARR Tower, Ramanujan IT City, Taramani, Rajiv Gandhi Salai (OMR), Chennai – 600 113.				Solutions Pvt. Ltd., ASV Suntech Park, Old Mahabalipuram Road, Chennai **Intercity** India Hyderabad Cognizant Technology Solutions, Raheja Mindspace, Building No.20, 7thFloor, Madhapur, - 500081				
India - Bangalore - MBP, Cognizant Technology Solutions India Private Limited, Outer Ring Road Rachenahalli Village,	Leased	Configuration Services	English	India - Bangalore - Bagmane Tech Park, Cognizant Technology Solutions India Private Limited, 65/2 Adjacent To	Supplier	Third Party	2008	Y

Primary Location	Type of Facility	Functions / Services	Languages Supported	Back-up / Fail-over Location	Facility Operator	Facility Owner	Date Placed in Service	Multi-client Site (Y/N)?
Nagavaraha, Bangalore -560045				LRDE Byrasandra C.V.Ramanagar Post, Bangalore – 5600 013 Inter City India - Chennai - CRC, Cognizant Technology Solutions India Pvt Ltd, Block B, CARR Tower, Ramanujan IT City, Taramani, Rajiv Gandhi Salai (OMR), Chennai – 600 113.				

EXHIBIT A-1.2

SERVICE DELIVERY CONFIGURATION AT THE COMPLETION OF PHASE 2

1. MEMBERSHIP SERVICES

Set out in Figure 3 below is a description of Supplier's 'To-Be' Solution for the Membership Services as it will be configured at the completion of Phase 2. The tactical To Be solution will be refined during the Transition (Phase 2); however, below is an illustrative delivery configuration for Membership operations.

Figure 3



Core Business Users
ESB
PAOS
CSI
SALSA
HNCS
MIM
ACS
EDI
EFT
IST
FSA
UNITY
SAP

2. CONFIGURATION SERVICES

Set out in Figure 4 below is a description of Supplier's 'To-Be' Solution for the Configuration Services as it will be configured at the completion of Phase 2. The tactical To Be solution will be refined during the Transition (Phase 2); however, below is an illustrative delivery configuration for Configuration operations.

Figure 4



Key Applications
Providers
Members
Employers
Brokers
Telephonic Users
Support Admin
Sales
Customer Service
Pharmacy Users
HealthNet.com
FR
MR
IVR
PAOS
Magic
CSI
SALSA
Surround System Applications
HNCS
MTM
Formulary & Benefits
Workflow
MACESS
Core Business Users
Core Applications
ESB
EDI
EFT
ACS
Trading Partner/ Clearing House
Caremark PBM
Pharmacy Business
IST
Value Tech
BRCC
PSA
RFQP
REMS Outreach
PETRS
PCS/PSAS
UNITY
FARE / OTRA
MC400 Capitation
ABS Capitation
Corporate Applications
SAP
Peoplesoft
Reporting Applications
Hyperion
ODW/ Claimsphere
Sales
Accounting
WR / NE Fulfillment
Membership Enrollment
Provider Network Management
Medical Mgmt Users
Underwriting
Accounting
Health Net Associates
Exec Management / Reporting Users

EXHIBIT A-3

MEMBERSHIP AND CONFIGURATION ORGANIZATION CHART

EXHIBIT A-3

MEMBERSHIP AND CONFIGURATION ORGANIZATION CHART

This Exhibit A-3 (*Membership and Configuration Organization Chart*) contains organization charts showing, at a specific recent point in time prior to the Effective Date, the positions (including both filled and currently open positions) that represent the Health Net organizational unit(s) whose Functions are being outsourced to Supplier under this Statement of Work. This document is included as part of this Statement of Work as a supplemental means of depicting the Functions that comprise the Membership and Configuration Services for which Supplier is assuming responsibility from Health Net under this Statement of Work. It is **not** included for the purpose of establishing any numerical FTE benchmark or baseline for use in determining Supplier's Charges for the Membership and Configuration Services. Any changes in the organization charts between the Agreement's Effective Date and the BPaaS Services Commencement Date shall not be interpreted to represent a change in the scope of the Membership and Configuration Services in the absence of Health Net specifically adding or removing Functions from Exhibit A (*Membership and Configuration Services*) of this Statement of Work.

1. MEMBERSHIP

Health Net

Membership Accounting & Eligibility

Organization Charts

Last Edited: October 13, 2014

Membership Org. Chart – Management Team

October 13, 2014


Vice President
Membership Accounting
1 Financial Analyst
1 Project Manager
1 Executive Assistant
Director
Commercial Membership
Director
Government Programs Compliance Oversight
Director
MHN Fin Ops & Eligibility
Broker Comm & Sales Incentives
Manager
Cash Applications and collections
Manager
Enrollment, A/R and BPO Oversight
Manager
Enrollment
Manager
A/R, Billing
Document Control
Manager
Technical Support and Reporting
Manager
MA /MAPD
Manager
Membership Accounting
Broker Commission
+ Sales Incentives
Manager
Membership
Project Support
Manager
State Health Programs,
Duals Demonstration.
Manager
Membership Compliance
Manager
MHN Eligibility
Manager MHN Fin Ops

Page 2

Membership Org. Chart – Commercial Membership

October 13, 2014


Director
Commercial Membership
Supervisor - Temp
Manager
Cash Applications and collections
1 Business Analyst
2 Temps
Supervisor
23 Cash Technicians
8 Temps
Supervisor
22 Collections Reps
5 Temps
Supervisor
7 Accounting Reps
9 Eligibility Reps
7 Temps
Manager
Enrollment, A/R and BPO Oversight
1 Accountant
Supervisor
1 Clerical Rep.
21 Acctg Reps
7 Research Support Staff
5 Temps
Supervisor (new)
15 Enrollment
1 Business Analyst
Supervisor
22 A/R Concierge
1 Temp
Manager
A/R, Billing
Document Control
Supervisor
12 A/R Reps
3 Acct Service Coord
2 Temps
Supervisor
3 Document Control
4 Accounts Receivable
Supervisor
9 Accounts Reps
Manager
Enrollment
Supervisor
12 Enrollment Reps
1 A/R Rep
10 Temps
Supervisor
14 Enrollment
2 Accounts Receivable
Supervisor
16 Enrollment Reps
2 Research Support
4 Temps
Manager
Technical Support and Reporting
23 Analysts
88 – Rancho Cordova
78 – Rancho Cordova
38 – Woodland Hills
66 – Woodland Hills
2 – Rancho Cordova
22 – Woodland Hills

Page 3

Membership Org. Chart – Gov't Programs + Compliance Oversight

October 13, 2014


Director
Government Programs
Compliance Oversight
3 Business Compliance Consultants
Dotted Line Report
Manager
MA /MAPO
1 Business Process Consultant
1 Project Coordinator
Supervisor
11 Audit Staff
10 Recon Staff
15 Temps
Supervisor
Out of Area Tracking + Disenrollments
6 OOA Reps
5 Document Control
6 SNP Attestation Reps
2 SNP Deeming Reps
3 Temps
Supervisor
Enrollment processing
Disenrollment processing
Escalated Enrollments
18 Medicare Enrollment Reps
22 Temps
Supervisor
24 Group Database
10 Temps
139 – Woodland Hills
Manager
Membership Accounting
3 Analysts
Supervisor
LIS Data Maintenance & Letter Generation
COB Data Maintenance & Letter Generation
18 Special Reports Eligibility Reps
Financial Reporting Supervisor
Commercial Revenue and Acct. Receivable
Medicare Revenue and Acct. Receivable
7 Analysts
Supervisor
Premium Billing
Generate & Validate Invoices
Issue Refunds
Payment Option Changes
Member Inquiries
Collections
11 Medicare A/R Reps
2 Temps
8 – Rancho Cordova
37 – Woodland Hills
Manager
Membership
Project Support
1 Analyst
Data & Sys Reports Supervisor
3 Business Process Consultants
7 Analysts
Data Systems/Reports Supervisor
9 EDI Analysts
2 – Rancho Cordova
22 – Woodland Hills
Manager
State Health Programs &
Duals Demonstration.
4 Business Analysts
Supervisor
Enrollment Processing
Disenrollment Processing
Escalated Enrollment Issues
Enrollment Fallout Reporting
834 File Processing
TRR File Processing
TRR Reconciliation
4Rx Submission
Audit Support
A&G + CTM Response
5 Research Support Specialists
5 Eligibility Reps
3 Temps
19 – Woodland Hills
Manager
Membership Compliance
5 Analysts
1 Compliance Analysts Sr
1 Compliance Analysts
1 Knowledge Management Specialist
ID Card/Letter Operations
2 Analysts
1 Project Coordinator
15 – Woodland Hills

Page 4

Final

Membership Org. Chart - MHN Fin Ops & Eligibility + Broker Comm / Sales Incentives October 13, 2014



Director
MHN Fin Ops & Eligibility
Broker Comm & Sales Incentives
Financial Analyst, Sr.
MHN AR and Billing
Manages Billing & AR function
Collections
Client & Account Manager relationships
Manager
MHN Financial Operations
3 Analysts (P&Ps, Fin & mgmt rptg)
Billing and AR analysis and data compilation
Month End close subledger reporting (cash, membership, revenue, claims, AR, broker commissions)
Regulatory/ licensure reporting
Audit response
Sub-capitation to behavioral IPAs
Policy & procedures for MHN Claims, Config, Elig & Finance
3 Finance Support Staff
MHN AR payment processing
Prepare Schedule As
Symphony Claims checkwrite and full cycle management
Billing and AR support
Admin. Asst II
Manager
MHN Eligibility
8 Support Staff – Eligibility Reps/ Coords
Supervisor
4 Staff - Eligibility Reps/ Coords
MHN ELIG TEAM
Processing file updates
Member match queues
Client implementation - Elig formats (834V5010) and COA
Manager
Broker Comm/ Sales Incent
Broker Comm. Supervisor - Medicare
Broker ID Creation
EFT Setup
Demographic Changes
License Updates
Pend Brokers
Book of Business Transfers
Broker of Record Changes
Broker Linkages
Monthly Commission Payment Process
Collections & Repayments
13 Staff
4 Temps
Broker Comm. Supervisor - Commercial
Broker ID Creation
EFT Setup
Demographic Changes
Pend Brokers
Book of Business Transfers
Broker Linkages
Monthly Commission Payment Process
Collections & Repayments
11 Staff
3 Temps
Sales Incentives team
Review Sales Compensation Plans
Component Calcuation Development
Research Payment & General Inquiry
Appeal Responses & Discrepancy Resolution
Calculation of Sales Incentives
Payroll Release
7 Staff
Business Systems Analyst (Broker Comm)
1 – San Rafael
8 – San Rafael
15 – San Rafael
41 – Woodland Hills (excl mgr rptd in Commercial Memberhip)

Page 5

2. CONFIGURATION


Director C
Configuration
ON LEAVE OF ABSENCE
Vice President
Operations System Configuration
1 Project Manager Sr
1 Business Process
Consultant Sr
Director A
Configuration
Director B
Capitation/Cashiering
Manager
Ops Configuration
Pricing
Manager
Ops Configuration
Benefits HN
Manager
Ops Configuration
Benefits MHN
Manager
Policy
Administration
Manager
Capitation
Manager
Provider Data
Management

166 Woodland Hills
19 Rancho Cordova
1 Huntington Beach
4 Telecommute
Total Positions 190 (175 plus 15 open)


Director
Configuration
2 Business System Analysts SR
1 Business System Analyst
2 Business Analysts SR
1 Business Compliance Consultant
5 Open
Manager
Ops Config
Pricing and Contract Config
Supervisor
13 Ops Config/Integration Analysts
Manager/Supervisor Projects
6 Ops Config/Integration Analysts Sr
3 Ops Config/Intergration Analysts
7 Business Systems Analysts
Manager
Ops Config
Benefit Config HN
Supervisor Benefit Config Production
2 Business System Analysts Sr
6 Business System Analysts
1 Ops Config/Integration SR
Supervisor Benefit Config Projects
5 Business System Analysts SR
2 Business System Analysts
Manager
Ops Config
Benefit Config MHN
8 Business Analysts
1 Business System Analyst
1 Business Analyst SR
2 Business System Analyst SR
1 Project Coordinator
Manager
Policy Admin
SOB/SBC
Supervisor
4 Project Support Specialists
3 Business Analysts
Supervisor
3 Business Analysts
3 Business System Analysts
2 Business System Analysts SR


Director
Captiation/Cashiering
1 Business Compliance Consultant
2 Sr Project Managers
1 Admin Asst
1 Business Systems Analyst
10 Open Positions
Manager
Capitation
Supervisor
Provider Data Management Medi-Cal
1 Lead
2 Clerical Specialists
1 Audit Analyst
1 PDM Coordinator Sr
5 PDM Coordinators
Capitation
3 Regional CAP Analysts SR
1 Regional CAP Analyst
1 Database Analyst Sr
4 Database Analysts
1 Business Systems Analyst Sr
2 Business Systems Analysts
Manager
Provider Data Management
Supervisor
Provider Data Management CA/OR
3 Clerical Specialist
2 Leads
1 PDM Coordinator Sr
22 PDM Coordinators
Supervisor
Provider Data Management
AZ/AHCCCS
1 Business Analyst
2 AST Coordinator
5 PDM Coordinator
Auto Suffix
6 PDM Coordinator
1 Project Manager
1 Business Analyst Sr
2 Business System Analyst
1 Business Analyst
1 PDM Coordinator Debarred

EXHIBIT B-1

SERVICE LEVEL METRICS - MEMBERSHIP AND CONFIGURATION

1. DEFINITIONS

The following capitalized terms will have the meanings given them below:

"***Completed***" means that Supplier has performed all applicable Services with respect to the item to which the Service Level pertains, and in compliance with applicable Health Net Policies and procedures.

2. OPERATIONAL SERVICE LEVELS

All Service Levels are subject to the Service Level Methodology set forth in Schedule B (*Service Levels*) and the applicable provisions of the Agreement and the Exhibits thereto.

2.1 Membership Services (MS).

SL #	Category	Description	Measurement Period	Measurement Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement (Y/N)
	MEMBERSHIP SERVICES								
	Multiple Lines of Business								
MS-1	Enrollment - EA Processing Timeliness - (Commercial & Medicare Lines of Business)	This Service Level measures the timeliness of Enrollment Application ("***EAs***") processing and shall be calculated in accordance with the following formula: [(# Completed EAs – # Late Completed EAs) ÷ # Completed EAs] x 100% Where: "***# Late Completed EAs***" means	Monthly	Manual calculation based on extracted data from: Commercial System: ABS Medicare System: AMES	≥ **[Baseline]**% within established targets for each of Commercial and Medicare. Established targets: **Commercial:** • Med Sup: 7 Business Days • COB/PDP: 2 Business Days • Major Accounts: 4 Business Days • CA Mid-Market: 4 Business Days	Y	8	B	Y

SL #	Category	Description	Measure-ment Period	Measure-ment Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement (Y/N)
	MEMBERSHIP SERVICES								
		the number of Completed EAs, by category, for which the Enrollment Application Turnaround Time is greater than the maximum number of days set forth in the Service Level column for this Service Level. "***Enrollment Application Turnaround Time***" means the elapsed time (in Business Days) between (i) the moment that an EA is available to Supplier for EA processing, and (ii) the moment that such EA is considered a Completed EA.			• AZ Group: 4 Business Days • OR Group: 3 Business Days • Other: 5 Business Days **Medicare:** • 3 Business Days. **MHN and SHP:** Not applicable.				
MS-2	Enrollment – EA Processing Accuracy - (Commercial & Medicare Lines of Business)	This Service Level measures the accuracy of the Completed EAs and shall be calculated at the program level for Commercial, State Health Programs (SHP) and Medicare in accordance with the following formula: [(# Completed EAs – # Inaccurate Completed EAs) ÷ # Completed EAs] x 100% Where: "***# Inaccurate Completed EAs***" means the number of processed	Monthly	Manual calculation based on extracted data from: Commercial System: ABS Medicare System: ABS SHP Arizona System:	≥ **[Baseline]**% for each of Commercial, Medicare, and SHP.	Y	4	B	Y

SL #	Category	Description	Measure-ment Period	Measure-ment Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement (Y/N)
	MEMBERSHIP SERVICES								
		Enrollment Applications that are identified through the QA process as having one or more Critical Accuracy errors. Critical Accuracy is determined by errors in fields reviewed and agreed upon by the business to be member impacting (i.e. name, address, SSN#, provider, etc.). Initially reported errors that are rescinded by the QA team may be excluded from the calculation.		ABS SHP California System: Q Care until April 2015, then ABS					
MS-3	Invoicing – Invoice File Timeliness (All Lines of Business)	This Service Level measures the timeliness of invoice file production, which shall be calculated in accordance with the following formula: [(Total # Invoice Files – # Late Invoice Files) ÷ Total # Invoice Files] x 100% Where: "***# Late Invoice Files***" means the number of Invoice Files Supplier provides to Health Net that are not provided within the Parties' defined pre-established billing schedule for a particular line of business.	Monthly	Manual calculation based on extracted data from: Commercial System: ABS Medicare System: ABS MHN System: SAP	**[Baseline]**% for each of Commercial, Medicare, SHP, and MHN.	Y	8	B	Y
MS-4	Invoicing – Invoice File Accuracy (Commercial	This Service Level measures the accuracy of invoice files delivered to Health Net and shall be calculated in accordance with	Monthly	Manual calculation based on extracted	≥ **[Baseline]**% for each of Commercial and Medicare	Y	5	C	Y

SL #	Category	Description	Measure-ment Period	Measure-ment Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement (Y/N)
	MEMBERSHIP SERVICES								
	& Medicare Lines of Business)	the following formula: [(Total # Invoice Files – # Inaccurate Invoice Files) ÷ Total # Invoice Files] x 100% Where: "***# Inaccurate Invoice Files***" means the number of Invoice Files that are generated and mailed with one or more errors.		data from: Commercial System: ABS Medicare System: ABS					
MS-5	Accounts Receivable – Payment Application Timeliness (Commercial, Medicare & MHN Lines of Business)	This Service Level measures the percentage of payment applications and adjustments, and shall be calculated in accordance with the following formula: [(Total # Payment Applications – # Late Payment Applications) ÷ Total # Payment Applications] x 100% Where: "***# Late Payment Applications***" means the number of Payment Applications, by category, for which the Payment Application Turnaround Time is greater than the maximum number of days, as set forth in the Service Level column for this Service Level. "***Payment Application***	Monthly	Manual calculation based on extracted data from: Commercial System: ABS Medicare: System: ABS MHN System: SAP	≥ **[Baseline]**% within the established targets for each of Commercial, Medicare, and MHN. Established targets: **Commercial:** Oregon: 4 Business Days Other: 7 Business Days **Medicare**: 7 Business Days **MHN:** 3 Business Days or by the 1st or 15th calendar day of the month, whichever is sooner.	Y	4	B	Y

SL #	Category	Description	Measure-ment Period	Measure-ment Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement (Y/N)
	MEMBERSHIP SERVICES								
		"***Turnaround Time***" means the elapsed time (in Business Days) between (i) the moment that a payment or adjustment is available to Supplier for processing, and (ii) the moment that such payment or adjustment has been processed.							
MS-6	Accounts Receivable – Payment Applications Accuracy (Commercial & Medicare Lines of Business)	This Service Level measures the financial accuracy of Payment Applications and shall be calculated in accordance with the following formula: [(Total # Payment Applications – # Inaccurate Payment Applications) ÷Total # of Payment Applications] x 100% Where: "***# Inaccurate Payment Applications***" means the number of Payment Applications that are identified through Quality Auditing to have been processed with one or more errors.	Monthly	Manual calculation based on extracted data from: ABS	≥ 98% for each of Commercial and Medicare Not applicable to MHN or SHP.	Y	3	A	Y
MS-7	Broker Commissions - Broker Commission Timeliness - (All Lines of Business)	This Service Level measures the percentage of finalized Broker Commissions (BC) payment files which are released for upload to SAP (to create check files) and to the OCOE (to create statements & collate & mail with check/EFT files) in accordance with	Monthly or Weekly (for Medicare FastPay)	Manual process	100% for each of group extract, IFP extract, and Medicare extract. Cut-off dates by category: • Group extract: 8th calendar day of the month	Y	6	A	N

SL #	Category	Description	Measure-ment Period	Measure-ment Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improveme nt (Y/N)
	MEMBERSHIP SERVICES								
		contractual and regulatory agreements. [(Total #Final BC Payment Files – #Late Final BC Payment Files) ÷ Total # Final BC Payment Files] x 100% Where: "***Broker Contracts***" are contractual agreements between applicable Brokers and Health Net that include the applicable amounts of Broker Commissions and the applicable deadlines by which Health Net must pay the applicable Broker. "***Late***" means the number of ABS Extract Files or Final Broker Commissions Payment that are received or released past the applicable cut-off date in the Service Level column.			• IFP extract: 16th calendar day of the month • Medicare extract: By the scheduled release dates (weekly and monthly) according to the monthly calendar.				
MS-8	Broker Commissions - Broker Commission Accuracy - (Commercial & Medicare Lines of Business)	This Service Level measures the accuracy of Broker Commission Files (BC Files) provided by Supplier to Health Net and shall be calculated in accordance with the following formula: [(Total # BC Files – # Inaccurate BC Files) ÷ Total # BC Files]	Monthly	Manual calculation based on extracted data from: Source: Monthly Audits	≥ 98% for each of Commercial and Medicare. Not applicable to MHN or SHP.	Y	4	A (Commercial) B (Medicare)	Y

SL #	Category	Description	Measure-ment Period	Measure-ment Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement (Y/N)
	MEMBERSHIP SERVICES								
		x 100% Where: "***# Inaccurate BC Files***" means the number of Broker Commissions Files that are processed with at least one error.		performed on Callidus/ ABS systems Tool: Health Net Auditing Database					
	Commercial Line of Business Only								
MS-9	ID Cards – ID Card File Timeliness - (Commercial Only)	This Service Level measures the timeliness of ID Card File (ID CF) production (both initial and replacement) and shall be calculated in accordance with the following formula: [(# Completed ID CF – # Late Completed ID CF) ÷ # Completed ID CF] x 100% Where: "***# Late Completed ID Card Files***" means the number of ID Card Files created for which the ID Card File Turnaround Time is greater than the maximum number of days, as set forth in the Service Level column for this Service Level. "***ID Card File Turnaround Time***" means the elapsed time (in Business Days) between (i) the	Monthly	Manual calculation based on extracted data from: ABS	≥ **[Baseline]**% IEX: 2 Business Days Other: 5 Business Days	TBD	7	C	Y

SL #	Category	Description	Measure-ment Period	Measure-ment Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improveme nt (Y/N)
	MEMBERSHIP SERVICES								
		moment that an ID Card request is available to Supplier for ID Card processing, and (ii) the moment that Supplier provides such ID Card File to Health Net.							
MS-10	Accounts Receivable – Over 90 Days Due (Commercial Only)	This Service Level measures the percentage of Accounts Receivable (in dollars) (AR$) that have been outstanding for more than 90 days and shall be calculated in accordance with the following formula: [AR$ Outstanding for Longer than 90 Days ÷ Total AR$ Commercial] x 100% Where: "***AR$ Outstanding for Longer than 90 Days***" means amounts due to Health Net that have not been paid for a period exceeding 90 days, which 90 day time period commences on the Account payment due date and ends on the date that Accounts are to be reconciled. "***Total AR$ Commercial***" means the total amount billed minus current amount due (0days)	Monthly	Manual calculation based on extracted data from: ABS	≥ **[Baseline]**%	Y	4	B	Y
MS-11	Accounts	This Service Level measures the	Monthly	Manual	≥ **[Baseline]**% of all	Y	2	C	Y

SL #	Category	Description	Measure-ment Period	Measure-ment Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement (Y/N)
	MEMBERSHIP SERVICES								
	Receivable – Days in Accounts Receivable - (Commercial Only)	number of days Accounts are in Accounts Receivable and shall be calculated in accordance with the following formula (amounts in dollars): [Ending Accounts Receivable Balance x the # of days in month] ÷ Total Revenue = Days in Accounts Receivable The "***Ending Accounts Receivable Balance***" is determined through a calculation "Total Due" + Prepaid or "Unearned" amount. This formula provides the actual receivable balance for that month ending without the future payments incorrectly reducing it. Amounts tied to any RMC codes that are not Commercial Exchanges (i.e. Dental, PDP, Medicare RMC codes) should not be included. The "***Total Revenue***" is currently provided on the ABS generated report called ARSMB226 (amounts tied to any RMC codes that are not Commercial Exchanges (i.e. Dental, PDP, Medicare RMC codes) should not be included).		calculation based on extracted data from: System: ABS Reports: Flash Report	Accounts shall be in Accounts Receivable for less than or equal to the following number of Business Days: **Commercial:** • CA: 5 Business Days • OR/WA: 3 Business Days • AZ: 5 Business Days Not applicable to Cobra and IFP.				
MS-12	Accounts	This Service Level measures the	Quarterly	Manual	<= 25 days	Y	TBD	A	N

SL #	Category	Description	Measure-ment Period	Measure-ment Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement (Y/N)
	MEMBERSHIP SERVICES								
	Receivable – Days Sales Outstanding - (MHN Only)	Days Sales Outstanding (DSO) ratio of MHN Accounts and shall be calculated in accordance with the following formula (amounts in dollars): DSO ratio = accounts receivable ÷ average sales per day; calculated on a year to date basis every quarter end.		calculation based on extracted data from: AR & Sales data in SAP AR					
MS-13	Accounts Receivable – Dollars Collected - (Commercial Off Exchange Only)	This Service Level measures the percentage of money, by category, identified through the account reconciliation audit (Audit) process as owed to Health Net that is actually collected by Health Net and shall be calculated in accordance with the following formula: [Total Audit $ Collected ÷ Total Audit $ Identified] x 100% Where: "***Audit $ Identified***" means amounts identified from reconciliation discrepancies as amounts owed to Health Net. "***Total Audit $ Collected***" means the total dollar value of amounts	Annual	Manual calculation based on extracted data from: ABS	≥ the following for each category below: • Mid – 90% • Large – 45% • Oregon – 75% Not applicable to other Commercial lines of business.	Y	2	A	Y

SL #	Category	Description	Measure-ment Period	Measure-ment Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement (Y/N)
	MEMBERSHIP SERVICES								
		collected during the Measurement Period in respect of Audit $ Identified. "***Total Audit $ Identified***" means the total dollar value of Audit $ Identified during the Measurement Period.							
MS-14	Accounts Receivable – Reconciliation Percentage - (Commercial Only)	This Service Level measures the percentage of Health Net Accounts for which Supplier performs Reconciliation Services each month and shall be calculated in accordance with the following formula: [Total # Reconciled Accounts ÷ Total # Accounts] x 100% Where "***Total # Reconciled Accounts***" means the total number of Accounts for which Supplier performed Reconciliation Services during a Measurement Period. For Reconciliation Services to be considered performed, Supplier must obtain both a receipt of payment and supporting documentation within Measurement Period.	Monthly	Manual calculation based on extracted data from: ABS	≥ the following for each category below: • SBG and Mid: **[Baseline]**% • Large: **[Baseline]**% Not applicable to Cobra and IFP.	Y	2	B	Y
MS-15	Employer Group	This Service Level measures the timeliness of New Employer	Monthly	Manual calculation	≥ 98% within 10 Business Days		8	A	Y

SL #	Category	Description	Measure-ment Period	Measure-ment Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement (Y/N)
	MEMBERSHIP SERVICES								
	Activations & Renewals – Employer Group Activation and Renewal Timeliness - (Commercial Only)	Groups Activations and Renewals, which shall be calculated in accordance with the following formula: [(# Employer Group A&R – # Late Employer Group A&R) ÷ # Employer Group A&R] x 100% Where: "***# Late Employer Group A&R***" means the number of New Employer Group Activations and Renewals for which the Employer Group Activations and Renewals Turnaround Time is greater than the maximum number of days, as set forth in the Service Level column for this Service Level. "***Employer Group Activations and Renewals Turnaround Time***" means the elapsed time (in Business Days) between (i) the moment that a complete Employer Group Activation or Renewal is available to Supplier for processing, and (ii) the moment that such Employer Group Activation and Renewal is considered Completed.		based on extracted data from: SALSA					
MS-16	Employer Group Activations	This Service Level measures the accuracy of Employer Group Activations and Renewals and	Monthly	Manual calculation based on	≥ 98%		4	A	Y

SL #	Category	Description	Measure-ment Period	Measure-ment Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement (Y/N)
	MEMBERSHIP SERVICES								
	& Renewals – Employer Group Activation and Renewal Accuracy - (Commercial Only)	shall be calculated in accordance with the following formula: [(Total # Employer Group A&R– # Inaccurate Employer Group A&R) ÷ Total # of Employer Group A&R] x 100% Where: "***# Inaccurate Employer Group A&R***" means the number of Employer Group Activations and Renewals that are processed with at least one error.		extracted data from: ABS					
	Medicare and Cal Medi-Connect Only								
MS-17	Inquiry Response Timeliness - (ACA-Regulatory, Legal, Appeals & Grievances)	This service level measures the timeliness of responses to ACA inquiries from A&G or any regulatory/compliance area (such as DOI, ADOI, DMHC, Legal, etc), which shall be calculated in accordance with the following formula: [(Total # Inquiry Responses - # Late Inquiry Responses) ÷ Total # Inquiry Responses] x 100% Where: "***# Late Inquiry Responses***" means the number of responses to	Monthly	Manual calculation based on extracted data from: Regulatory Response Tracking Database	≥ **[Baseline]**% of all ACA inquiries received shall be Completed within the specified timeframes – • Regulatory: 24 hours • All other: 72 hours	Y	5	C	Y

SL #	Category	Description	Measure-ment Period	Measure-ment Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement (Y/N)
	MEMBERSHIP SERVICES								
		ACA inquiries that are not Completed within the specified timeframes.							
MS-18	Suspense Item Resolution Timeliness	This service level measures the timeliness of resolution of items in suspense, which shall be calculated in accordance with the following formula. [(Total # Suspense items - # Late Suspense items) ÷ Total # Suspense items] x 100% Where: "***# Late Suspense items***" means the number of Identifiable & Accurate Suspense Items that are not Completed within the specified timeframe in the Service Level column. "***Identifiable & Accurate Suspense Items***" means an item that falls into suspense which can be identified as belonging to a member enrolled in the ABS system after all possible methods of research have been exhausted.	Monthly	Manual calculation based on extracted data from: ABS	• ≥ **[Baseline]**% within 2 Business Days; • ≥ **[Baseline]**% within 5 Business Days; and • ≥ **[Baseline]**% within 30 calendar days	Y	5	C	Y
	MHN								
MS-19	Eligibility File Accuracy (MHN Only)	This Service Level measures the accuracy of eligibility file updates and shall be calculated in accordance with the following	Monthly	Manual calculation based on extracted	≥ 98%	Y	2	A	N

SL #	Category	Description	Measurement Period	Measurement Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement (Y/N)
	MEMBERSHIP SERVICES								
		formula: [(Total # Sampled EF Updates – # Inaccurate EF Updates) ÷ Total # Sampled EF Updates] x 100% Where: "***# Inaccurate EF Updates***" means the number of sampled eligibility file updates completed by Supplier that contain one or more errors. Compliance with this Service Level shall be measured by sampling at least 10% of group file updates and is based on an internal audit tool.		data from: MHN Elig Audit Tool (Excel)					
MS-20	Eligibility File Update and Error Correction Timeliness –	This Service Level measures the timeliness of Member Eligibility File (EF) error corrections and updates, and shall be calculated in accordance with the following formula: [(Total # EF Updates – # Late EF Updates) ÷ Total # EF Updates] x 100% Where: "***# Late EF Updates***" means the number of Eligibility File updates for which the Eligibility File	Monthly	Manual calculation based on extracted data from: MHN Eligibility Metrics CA SHP Eligibiligy System: Q-Care for data E-mails to start and	≥ 98% for each of the following categories of file: MHN: • Activity or change files: within 5 Business Days • Full eligibility files: within 10 Business Days CA SHP: • Activity or daily change files: within 3 Business Days	Y	2	A (for MHN and CA SHP) B (for AZ SHP)	Y

SL #	Category	Description	Measure-ment Period	Measure-ment Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement (Y/N)
	MEMBERSHIP SERVICES								
		Update Turnaround Time is greater than the maximum number of Business Days, as set forth in the Service Level column for this Service Level. "***Eligibility File Update Turnaround Time***" means the elapsed time between (i) the moment that an Eligibility File is received and (ii) the moment that the Eligibility File is updated in the applicable system.		end process AZ SHP Eligibility System: ABS	• Full eligibility files: within 5 Business Days AZ SHP: • Within 24 hours				

2.2 Configuration Services (CS)

SL #	Category	Description	Measure-ment Period	Measure-ment Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement (Y/N)
CONFIGURATION SERVICES									
CS-1	Configuration – Benefit Configuration Timeliness (MHN and Health Plans only)	This Service Level measures the timeliness of configuration of Benefits, by category, and shall be calculated in accordance with the following formula: [(Total # Benefits Configs – # Late Benefits Configs) ÷ Total # Benefits Configs] x 100% Where: "***# Late Benefits Configs***" means the number of Benefits configurations for which the Benefit Configs Turnaround Time is greater than the maximum number of Business Days, as set forth in the Service Level column for this Service Level. "***Benefits Configs Turnaround Time***" means the elapsed time (in Business Days) between (i) the moment that a Benefit to be configured becomes available to Supplier for processing, and (ii) the moment that such Benefit has been configured in the applicable system.	Monthly	Manual calculation based on extracted data from: Department Inventory Database	The percentage of Benefits, by category that is configured within the specified Benefits Configs Turnaround Time, shall be greater than or equal to the following percentages: **Health Plans:** • CA/OR/WA: 98% within ≤ 30 Business Days • AZ: 98% within ≤ 15 Business Days **MHN:** • 98% within ≤ 1 Business Day • 98% within ≤ 5 Business Days • 98% within ≤ 10 Business Days • 99% within ≤ 30 Business Days	Y	[TBD – 4% of Configuration points]	A	Y
CS-2	Configuration	This Service Level measures the	Monthly	Manual	≥ 99% of all Benefits	Y	[TBD –	A	Y

SL #	Category	Description	Measure-ment Period	Measure-ment Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement (Y/N)
CONFIGURATION SERVICES									
	– Benefit Configuration Accuracy - (MHN and Health Plans Only)	accuracy of Benefits configurations and shall be calculated in accordance with the following formula: [(Total # Bens Configs – # Inaccurate Bens Configs) ÷ Total # of Benefits Configs] x 100% Where: "***# Inaccurate Bens Configs***" means the number of Benefits configurations containing one or more errors.		calculation based on extracted data from: Health Net Auditing Database	configurations shall be Completed without any errors.		12% of Configuration points]		
CS-3	Configuration – Pricing Configuration Timeliness - (Health Plan Only)	This Service Level measures the timeliness of configuration of pricing, by category, and shall be calculated in accordance with the following formula: [(Total # Pricing Configs – # Late Pricing Configs) ÷ Total # Pricing Configs] x 100% Where: "***# Late Pricing Configs***" means the number of Pricing configurations for which the Pricing Configs Turnaround Time is greater than the maximum number of Business Days, as set	Monthly	Manual calculation based on extracted data from: Department Inventory Database	The percentage of Pricing, by category, that is configured within the specified Pricing Configs Turnaround Time, shall be greater than or equal to the following: • CA/OR/WA: 99% within ≤ 15 Business Days • AZ: 99% within ≤ 7 Business Days	Y	[TBD – 4% of Configuration points]	A	Y

SL #	Category	Description	Measure-ment Period	Measure-ment Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement (Y/N)
CONFIGURATION SERVICES									
		forth in the Service Level column for this Service Level. "***Pricing Configs Turnaround Time***" means the elapsed time (in Business Days) between (i) the moment that pricing to be configured is made available to Supplier for processing, and (ii) the moment that such pricing has been configured in the applicable system.							
CS-4	Configuration – Pricing Configuration Accuracy - (Health Plans only)	This Service Level measures the accuracy of Pricing configurations and shall be calculated in accordance with the following formula: [(Total # Pricing Configs – # Inaccurate Pricing Configs) ÷ Total # Pricing Configs] x 100% Where: "***# Inaccurate Pricing Configs***" means the number of Pricing configurations containing one or more errors.	Monthly	Manual calculation based on extracted data from: Health Net Auditing Database	≥ 99% of Pricing configurations shall be Completed without any errors.	Y	[TBD – 12% of Configuration points]	A	Y
CS-5	Configuration – PPG Configuration Turnaround Time -	This Service Level measures the timeliness of configuration of PPGs and shall be calculated in accordance with the following formula:	Monthly	Manual calculation based on extracted data from:	≥ 99% of PPGs shall be configured within a PPG Configs Turnaround time of no greater than 30 Business Days.	Y	[TBD – 4% of Configuration points]	A	Y

SL #	Category	Description	Measure-ment Period	Measure-ment Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement (Y/N)
CONFIGURATION SERVICES									
	(Health Plans Only)	[(Total # PPG Configs – # Late PPG Configs) ÷ Total # PPG Configs] x 100% Where: "***# Late PPG Configs***" means the number of PPG configurations for which the PPG Configs Turnaround Time is greater than the maximum number of Business Days, as set forth in the Service Level column for this Service Level. "***PPG Configs Turnaround Time***" means the elapsed time (in Business Days) between (i) the moment that a PPG to be configured is available to Supplier for processing, and (ii) the moment that such PPG has been configured in the applicable system.		Department Inventory Database					
CS-6	Configuration – PPG Accuracy - (Health Plans Only)	This Service Level measures the accuracy of PGG configurations and shall be calculated in accordance with the following formula: [(Total # PPG Configs – # Inaccurate PPG Configs) ÷ Total # of PPG Configurations]	Monthly	Manual calculation based on extracted data from: Health Net Auditing Database	≥ 99% of PPG configurations shall be Completed without any errors.	Y	[TBD – 12% of Configuration points]	A	Y

SL #	Category	Description	Measure-ment Period	Measure-ment Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement (Y/N)
CONFIGURATION SERVICES									
		x 100% Where: "***# Inaccurate PPG Configs***" means the number of PPG configurations containing one or more errors.							
CS-7	Configuration – Provider Demographic Timeliness - (Health Plans Only)	This Service Level measures the timeliness of configuration of Provider demographic data and shall be calculated in accordance with the following formula: [(Total # Provider Configs – # Late Provider Configs) ÷ Total # Provider Configurations] x 100% Where: "***# Late Provider Configs***" means the number of Provider configurationss for which the Provider Configs Turnaround Time is greater than the maximum number of Business Days, as set forth in the Service Level column for this Service Level. "***Provider Configs Turnaround Time***" means the elapsed time (in Business Days) between (i) the moment that Provider	Monthly	Manual calculation based on extracted data from: Department Inventory Database	≥ 99% of Provider demographic data shall be configured within a Provider Configs Turnaround time of no greater than 20 Business Days.	Y	[TBD – 4% of Configuration points]	B	Y

SL #	Category	Description	Measure-ment Period	Measure-ment Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement (Y/N)
CONFIGURATION SERVICES									
		demographic data to be configured is available to Supplier for processing, and (ii) the moment that such Provider demographic data has been configured in the applicable system.							
CS-8	Configuration – Provider Demographic Accuracy - (Health Plans Only)	This Service Level measures the accuracy of Provider demographic data configurations and shall be calculated in accordance with the following formula: [(Total # Provider Configs – # Inacc Provider Configs) ÷ Total # Provider Configurations] x 100% Where: "*# Inacc Provider Configs*" means the number of Provider demographic data configurations containing one or more errors.	Monthly	Manual calculation based on extracted data from: Health Net Auditing Database	≥ 98.5% of Provider demographic data configurations shall be Completed without any errors.	Y	[TBD – 12% of Configuration points]	A	Y
CS-9	Capitation – Capitation Payment Processing and Handoff Timeliness - (All Lines of Business)	This Service Level measures the timeliness of the Capitation Payments File processing and handoff to Health Net Accounts Payable and processing and handoff of paper checks to the Health Net mail room in relation to the applicable Capitation Contract's deadline and shall be calculated in accordance with the following formulas:	Monthly	Manual calculation based on extracted data from: Department Inventory Database	(a) 100% of Capitation Payment Files shall be processed and provided to Health Net Accounts Payable before 2 pm 1 Business Day prior to the Capitation Payment deadline set forth in the applicable Capitation Contract.	Y	[TBD – 18% of Configuration points]	A	N

SL #	Category	Description	Measure-ment Period	Measure-ment Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement (Y/N)
CONFIGURATION SERVICES									
		(a) [(Total # Capitation Payment Files – # Late Capitation Payment Files) ÷ Total # Capitation Payment Files] x 100% and (b) [(Total # Capitation Paper Checks – # Late Capitation Paper Checks) ÷ Total # Capitation Paper Checks] x 100% Where: "***Capitation Contracts***" are contractual agreements between Providers and Health Net that include the amounts of Capitation payments and the deadlines by which Health Net must pay the applicable Capitation payments. "***# Late Capitation Payment Files***" means the number of Capitation Payment Files that are provided by Supplier to Health Net in a time period that exceeds the time period provided in the Service Level column for this Service Level. "***# Late Capitation Paper***			(b) 100% of Capitation paper checks shall be processed and provided to the Health Net mail room by 4 pm 1 Business Day prior to Capitation payment deadline set forth in the applicable Capitation Contract.				

SL #	Category	Description	Measure-ment Period	Measure-ment Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement (Y/N)
CONFIGURATION SERVICES									
		Checks" means the number of Capitation paper checks that are provided by Supplier to Health Net in a time period that exceeds the time period provided in the Service Level column for this Service Level.							
CS-10	Capitation – Capitation File Processing Accuracy - (All Lines of Business)	This Service Level measures the accuracy of Capitation Payment File processing and shall be calculated in accordance with the following formula: [(Total # Capitation Payment Files – # Inacc Capitation Payment Files) ÷ Total # Capitation Payment Files] x 100% Where: "***# Inacc Capitation Payment Files***" means the number of processed Capitation Payment Files containing one or more errors.	Monthly	Manual calculation based on extracted data from: Health Net Auditing Database	≥ 99% of Capitation Payment Files shall be processed without any errors.	Y	[TBD – 18% of Configuration points]	A	Y

EXHIBIT D

KEY SUPPLIER PERSONNEL

Subject to Section 7.4 (Key Supplier Positions) of the Terms and Conditions, the following positions shall be Key Supplier Positions filled by the individuals listed in the table below.

Key Supplier Position	Initially Approved Individual
Director Membership Accounting	TBD
Director Membership Accounting	TBD
Director Membership Accounting*	TBD
Director Capitation/Provider Data Management	TBD
Director Configuration	TBD
Business Systems Analyst	TBD

* May be able to remove as key personnel once migration of Symphony to ABS occurs if all goes according to plan

EXHIBIT H

SUBCONTRACTORS

1. INTRODUCTION

With reference to Section 7.7 (Subcontracting) of the Terms and Conditions, this Exhibit H (*Subcontractors*) identifies the Subcontractors who are Approved Subcontractors for the purposes of this Statement of Work as of the Effective Date with respect to the Functions of each Subcontractor set forth below.

2. APPROVED SUBCONTRACTORS

Approved Subcontractor	Address	Functions
***		

AMENDED AND RESTATED

MASTER SERVICES AGREEMENT

STATEMENT OF WORK #3 (CONTACT CENTER SERVICES)

AMENDED AND RESTATED

MASTER SERVICES AGREEMENT

STATEMENT OF WORK #3 (CONTACT CENTER SERVICES)

This Statement of Work #3 (*Contact Center Services*), dated November 21, 2014, but effective as of November 2, 2014 ("the ***SOW Effective Date***"), is made by and between Health Net, Inc., a Delaware corporation with its principal place of business located at 21650 Oxnard Street, Woodland Hills, California 91367 ("***Health Net***"), and Cognizant Healthcare Services, LLC ("***Supplier***"), a Delaware corporation having an office at 500 Frank W. Burr Blvd., Teaneck, New Jersey 07666 (each, a "***Party***" and collectively, the "***Parties***"). This SOW #3 (*Contact Center Services*) is entered into and shall be governed by the terms of that certain Amended and Restated Master Services Agreement entered into between the Parties dated November 21, 2014 (the "***Agreement***"). This Statement of Work #3 (*Contact Center Services*) replaces and supersedes in all respects the Statement of Work #3 dated November 2, 2014.

1. INTRODUCTION

1.1 Background & Purpose

This SOW #3 (*Contact Center Services*) describes the Contact Center Services Supplier will provide for Health Net, as such Services are defined in Exhibit A (*Contact Center Services*) to this SOW #3 (*Contact Center Services*), and sets forth certain terms and conditions relating to them, including, among other things:

(a) The scope of the Contact Center Services;

(b) The Solution Supplier will use to perform and deliver them;

(c) The Operational Service Levels Supplier will meet in providing them;

(d) The Key Supplier Positions applicable to them; and

(e) The Subcontractors (if any) approved by Health Net to provide certain of them.

1.2 Structure

This SOW #3 (*Contact Center Services*) is comprised of this cover document and the following Exhibits:

Table 1: Exhibits to SOW #3 (*Contact Center Services*)		
Item #	**Exhibit**	**Purpose of Exhibit**
1	Exhibit A (*Services*)	Describes the scope of the Contact Center Services.

Table 1: Exhibits to SOW #3 (*Contact Center Services*)		
Item #	**Exhibit**	**Purpose of Exhibit**
2	Exhibit A-1 (*Solution Description*)	Describes Supplier's solution for the provision of the Contact Center Services and includes as exhibits: • Exhibit A-1-1 (*Approved Service Delivery Centers*) • Exhibit A-1-2 (*Service Delivery Configuration at the Completion of Phase 2*)
3	Exhibit A-3 (*Organizational Chart*)	Identifies the Health Net roles being transferred to Supplier or displaced by Supplier roles as a result of the execution of this SOW #3 (*Contact Center Services*).
4	Exhibit B-1 (*Operational SLAs*)	Identifies the Operational Service Levels applicable to the Contact Center Services.
5	Exhibit D (*Key Supplier Positions*)	Identifies the Key Supplier Positions applicable to the Contact Center Services.
6	Exhibit H (*Subcontractors*)	Identifies the Subcontractors approved by Health Net to provide certain of the Contact Center Services.

2. DEFINITIONS

Capitalized terms used but not defined in this SOW #3 (*Contact Center Services*) shall have the meanings given them in the Agreement.

3. APPLICABILITY OF THE AGREEMENT

This SOW #3 (*Contact Center Services*) is hereby made a part of, and is subject to and governed by, the Agreement. This SOW #3 (*Contact Center Services*) is one of the Initial Statements of Work executed under the Agreement.

IN WITNESS WHEREOF, Health Net and Supplier have each caused this SOW #3 (*Contact Center Services*) to be signed and delivered by its duly authorized officer, all as of the SOW Effective Date set forth above.

Health Net, Inc.	**Cognizant Healthcare Services, LLC**
By:______________________________	By:______________________________
Print Name: ________________________	Print Name: ________________________
Title: ____________________________	Title: ____________________________
Date:_____________________________	Date:_____________________________

EXHIBIT A

CONTACT CENTER SERVICES

1. INTRODUCTION

1.1 General

(a) In the most general terms, the "***Contact Center Services***" are the Functions associated with the intake, routing, and tracking of inquiries and requests received from Members, Providers, Brokers, Employer Groups and Sales through all Channels for all Regions and Lines of Business requested by Health Net.

(b) The Contact Center Services are more fully described in this Exhibit A (*Contact Center Services*), and include the Cross Functional Services described in Section 3 of Schedule A (*Cross Functional Services*) and the Functions included as part of the Embedded Processes described in Section 4 of Schedule A (*Cross Functional Services*), each as they relate to the Functions included as part of the Contact Center Services. For clarity, this includes Supplier's responsibility to manage all activities performed under Managed Third Party Contracts in accordance with Section 3.8 of Schedule A (*Cross Functional Services*). Supplier shall perform the Contact Center Services, except for those Functions that are expressly identified as retained Health Net responsibilities in Section 2 below. For purposes of clarity, the Party that is assigned responsibility for a Function as per the designations in Section 2 is also responsible for the Embedded Processes applicable to that Function.

(c) In addition to those Functions specifically designated in this Statement of Work as Functions for which Supplier is responsible, the Contact Center Services to be performed by Supplier include all Functions performed by or associated with the roles in the Contact Center Organization Chart set forth in Exhibit A-3 (*Contact Center Organization Chart*), all of which are either being transferred to Supplier or displaced by Supplier roles as a result of the execution of this Statement of Work. Such Functions will be deemed to be part of the Contact Center Services to be performed by Supplier as if expressly set forth in this Statement of Work.

(d) In addition to the retained Health Net responsibilities expressly identified in this Exhibit A (Contact Center Services), and in addition to and without limiting Health Net's rights under the Terms and Conditions, Health Net reserves the right to perform quality reviews and audits of Supplier's performance of the Contact Center Services when and to the extent it desires in its sole discretion. For the avoidance of doubt, Health Net is not obligated to perform any level of such quality reviews and activities, except to the extent required by applicable Law.

(e) Supplier shall generate and provide to Health Net (i) each operational report generated prior to the BPaaS Services Commencement Date, unless and until Health Net confirms in writing that such operational report is no longer required, (ii) such other operational reports as Health Net may reasonably request from time to time, and (iii) such modifications to or replacements for the foregoing reports as may be necessary to reflect changes to and evolutions of the Contact Center Services during the term of this Statement of Work.

1.2 Definitions

(a) Certain Terms

(i) "***Communications***" means phone calls, chats, emails, texts, SMS, etc.

(ii) "***Contact Centers***" means department that manages all inbound and outbound communication channels for Health Net

(iii) "***EOC***" or "***Evidence of Code***" means a brief explanation within a Health Net processed claim as to why a certain action was taken on the claim.

(iv) "***OMNI Interaction***" means call inquiry type in the specific system of record that the Contact Centers utilizes (e.g., View Member Auth, View Provider Auth, Add Dependent, etc.).

(v) "***OMNI Service Object***" means documentation within the specific system of record that the Contact Centers utilizes of the interaction with the caller.

(vi) "***Overturn***" means an SHP Provider Appeal that has been reviewed and determined to be in favor of the provider.

(vii) "***Partial Overturn***" means an SHP Provider Appeal that involves multiple claim lines, and after review, at least one (but not all) of the claim lines has been determined to be in favor of the provider.

(viii) "***Provider Dispute***" or "***PDR***" or "***Provider Appeal***" is a written notice, other than an SHP Provider Appeal, from a provider to Health Net that: (a) challenges, appeals or requests reconsideration of a claim (including a bundled group of similar multiple claims) that has been denied, adjusted or contested; (b) challenges a request for reimbursement for an overpayment of a claim; or (c) seeks resolution of a billing determination or a contractual dispute. For clarity, in some of Health Net's geographies the nomenclature used for such appeals are Provider Dispute or PDR, and in other geographies, the nomenclature used is Provider Appeal. References to the term "PDR" will refer collectively to Provider Disputes and Provider Appeals.

(ix) "***Provider Inquiry***" or "***PI***" means a request from a provider or from Health Net regarding the status or outcome of claims, claims-related transactions, PDRs, or any other correspondence received that Health Net designates as a Provider Inquiry.

(x) "***Service Form***" or "***SF***" means the electronic service form that results in a permanent record that is used to document contacts, both internal and external to Health Net.

(xi) "***SHP Determination***" means the final outcome and decision of an SHP Provider Appeal, after review of the SHP Provider Appeal, which informs the appealing provider if it has been determined to be in favor of the provider or in favor of the health plan.

(xii) "***SHP Provider Appeal***" means a written notice to Health Net submitted by a provider challenging, appealing or requesting reconsideration of a claim that has been denied, adjusted or contested or seeking resolution of a billing determination or other contract dispute or disputing a request for reimbursement of an overpayment of a claim, in each case for a state health plan.

(xiii) "***SHP Provider Appeals Services***" means processing provider appeals for the SHP line of business.

(xiv) "***Upheld***" means an SHP Provider Appeal that has been reviewed and determined to be in favor of the Health Plan. References to Upholds shall also include the "upheld" portion of Partial Overturns.

(b) Capitalized terms not defined in this Exhibit A (*Contact Center Services*) shall have the meanings given them in Schedule W (*Glossary*) or elsewhere in this Agreement.

2. RESPONSIBLE PARTY

The following table sets forth the responsible party for the Contact Center Services.

Process / Function ID	Process/Function Name / Description	Line of Business (LOB)	Region	Resp. Party Supplier	Resp. Party Health Net
CC0	Contact Center Services, Generally				
CC0.1	Infrastructure Services	All	All	X	
CC0.2	Communication Intake Services	All	All	X	
CC0.3	Customer Service Representatives Services	All	All	X	
CC0.4	Knowledge Base Services	All	All	X	
CC0.5	Contact Center Quality Assurance Services	All	All	X	
CC0.6	Workforce Management Services	All	All	X	
CC0.7	Project Support Services	All	All	X	
CC0.8	Policies and Procedures, Workflows and Desktops Services	All	All	X	
CC0.9	Administrative Payments Services	Commercial and SHP	All	X	
CC0.10	Escalation Support Services	All	All	X	
CC0.11	Email Inquiries Services	All	All	X	
CC0.12	Silverlink Calls Services	Commercial and SHP	All	X	
CC0.13	Documentation and Tracking	All	All	X	
CC0.14	Post Call Surveys	All	All	X	
CC0.15	Audit Support Services	All	All	X	
CC0.16	Health Net Policy Support Services	All	All	X	
CC1	Medicare Contact Centers				
CC1.1	Medicare Resolution Team - Oral Grievances – Resolution Team Services	Medicare	All	X	
CC1.2	Contact Center, Executive Office Support – Resolution Team Services	Medicare	All	X	
CC1.3	Sales Desk Support – Resolution Team	Medicare	All	X	

Process / Function ID	Process/Function Name / Description	Line of Business (LOB)	Region	Resp. Party Supplier	Health Net
	Services				
CC1.4	TTY Inbound Call Support – Resolution Team Services	All	All	X	
CC1.5	Prior Authorization Calls	All	All	X	
CC2	MHN Contact Centers				
CC2.1	Outbound Call Support Services	MHN	All	X	
CC2.2	Claims Box Support Services	MHN	All	X	
CC2.3	Exempt and Formal Grievances Process Services	MHN	All	X	
CC3	State Health Programs and Cal Medi Connect Contact Centers				
CC3.1	15 Day Letter	SHP	All	X	
CC3.2	Pre-Natal Forms Services	SHP	All	X	
CC3.3	Transition of Care Form Services	SHP	All	X	
CC3.4	Disenrollment Services	SHP	All	X	
CC3.5	Noncompliant Members Services	SHP	All	X	
CC3.6	Reimbursements Services	SHP	All	X	
CC3.7	Mail Return Services	SHP	All	X	
CC3.8	PCP Transfers Requiring Overrides Services	SHP	All	X	
CC3.9	Exempt Grievances Services	SHP	All	X	
CC3.10	Grievance and Appeals Intake Services	SHP	AZ		X
CC3.11	Inquiries	SHP	All	X	
CC3.12	Member Warnings	SHP	All	X	
CC4	Commercial Contact Centers				
CC4.1	Exempt Grievances Services	Commercial	All	X	
CC4.2	Letter Requests Services	Commercial	All	X	
CC4.3	Technical Support Services (TST) Services	Commercial	All	X	
CC4.4	Account Services Unit Services	Commercial	All	X	
CC4.5	Centralized Unit Services	Commercial	All	X	
CC4.6	Provider Email Services	Commercial	All	X	
CC4.7	Provider Registrations Services	Commercial	All	X	
CC4.8	Member Emails Services	Commercial	All	X	
CC4.9	IFP Emails and Faxes Services	Commercial	All	X	
CC4.10	Medical Services Costs Estimates (Member and Provider Services)	Commercial	All	X	
CC4.11	Provider Transfer Unit Services	All	All	X	
CC4.12	Chat Services	Commercial	All	X	
CC4.13	Real Time Adjustments (RTA) Services	Commercial	All	X	
CC4.14	Inquiries	Commercial	AZ, OR, WA	X	
CC4.15	Member Warnings	Commercial	AZ, OR, WA	X	
CC4.5 and	Prior Authorization Calls	Commercial and	All	X	

Process / Function ID	Process/Function Name / Description	Line of Business (LOB)	Region	Resp. Party Supplier	Health Net
CC7.16		Medicare			
CC7.17	DMHC After Hours Calls Intake	Commercial HMO and POS	CA	X	

3. CONTACT CENTER SERVICES, GENERALLY

Supplier will provide the Contact Center Services described in this Exhibit A (*Contact Center Services*). Supplier will document and track all Contact Center processes in the appropriate system of record and adhere to all Health Net, regulatory, compliance and business standards applicable to all Products, Regions and Line of Business. Except as specifically noted, the Services set forth in this Section 3 apply to all Lines of Business, Regions, and Geographies.

3.1 Infrastructure Services

"***Infrastructure Services***" means providing and supporting all infrastructure, technology and software required to be able to operate the Contact Centers and support the Contact Center Services, and aligns with all PHI, HIPAA, PCI and Compliance requirements including:

(a) Operating Contact Centers that are open and completely functional during all required open hours of operations;

(b) Providing voicemail boxes for all LOBs that require after hours voice mail coverage.

3.2 Communication Intake Services

"***Communication Intake Services***" are the Functions associated with performing intake for all service requests or inquiries from all available Channels, including the following activities:

(a) Addressing all Member, Provider, Broker Sales and Employer Group inquiries including, benefits, claims, eligibility, material requests, multiple claims, check tracers, W9, evidence of check, out of pocket member requests, and network including simple and complex calls and Web inquiries;

(b) If required, making outbound calls on behalf of Members to facilitate issue resolution giving a "concierge"-like experience;

(c) Properly identifying all Member, Provider, Broker, or Employer Group Representative Communications;

(d) Providing the opening greeting for all calls in the required threshold languages;

(e) Every communication, as appropriate, will be HIPAA verified;

(f) Documenting Communications in the appropriate system of record;

(g) Based on the type of inquiry or request or other information captured on intake, identifying the appropriate destination (e.g., Membership, Claims, etc.) for service inquiries and requests including routing to an outside contact center (e.g., Nurse Line, Pharmacy Service Center, etc.);

(h) Coordinating translation of Communications and correspondence;

(i) Escalating inquiries based on type of issue presented or as required by Law or Health Net Policy;

(j) Monitoring all open service objects (also known as intents or Service forms);

(k) Escalating open service objects as needed for prompt resolution based upon the turnaround times in the policies and procedures; and

(l) Accepting payments and protecting all payment transactions in compliance with current PCI security requirements.

3.3 Customer Service Representatives ("*CSRs*") Services

"***Customer Service Representatives Services***" are the Functions associated with staffing the Contact Center with CSRs that satisfy the following requirements:

(a) Every bilingual CSR will be language certified; (for Spanish) Language Services Company will be used for other languages beyond English and Spanish)

(b) Every CSR will complete all Health Net required LMS regulatory training;

(c) Every CSR will adhere to all compliance and regulatory requirements outlined in the training documents;

(d) Every CSR (as well as other dedicated Supplier Personnel) providing Contact Center Services will undergo a background check and complete a pre-employment screening;

(e) Every CSR will complete medical terminology training and all other training as required by Health Net; and

(f) Sending out periodic Communications to the CSRs informing them of changes in plans or policies;

(g) Ensuring that periodic Communications are read and understood, and archiving all Communications, with all distribution data.

3.4 Knowledge Base Services

"***Knowledge Base Services***" are the Functions associated with managing and maintaining the Knowledge Base (KB) system and content according to Health Net policies and procedures.

3.5 Contact Center Quality Assurance Services

"***Contact Center Quality Assurance Services***" are the Functions associated with recording and storing all calls for quality assurance purposes and providing Health Net with the ability to listen live to active calls and listening of recorded calls.

3.6 Workforce Management Services

"***Workforce Management Services***" are the Functions associated with providing all necessary resources to forecast call volumes and staff the Contact Center to meet all key metrics including scheduling all PTO, team meetings, coaching time, and similar workforce management responsibilities to fall within a shrinkage utilized in the staffing run to meet all key metrics.

3.7 Project Support Services

"***Project Support Services***" are the Functions associated with participating in departmental and enterprise-wide projects and provide project support to ensure deliverables are implemented on schedule and adhere to all project, business, compliance, and regulatory requirements.

3.8 Policies and Procedures (P&Ps), Workflows and Desktops Services

"***Policies and Procedures (P&Ps), Workflows and Desktops Services***" are the Functions associated with maintaining the accuracy and completeness of existing P&Ps, workflows and desktops for all in scope Contact Center Services, including the following activities:

(a) Ensuring that documents are align to any process changes that may occur;

(b) Ensuring that related P&Ps, workflows, and desktops align to one another;

(c) Creating new P&Ps, workflows, and desktops for every new process developed;

(d) Ensure all P&Ps, workflows, and desktops are in accordance with regulatory, compliance and business requirements; and

(e) Following the P&P review timelines requirements as specified by Health Net policies.

3.9 Administrative Payments Services

"***Administrative Payments Services***" are the Functions associated with performing administrative payments in accordance with the regulatory, SOX requirements and Health Net policies and procedures, including the following activities:

(a) Monitoring and trending administrative payments to identify areas of opportunity; and

(b) Coaching and retraining associates as necessary to drive down administrative payment volumes.

3.10 Escalation Support Services

"***Escalation Support Services***" are the Functions associated with establishing a process to support escalated Communications and issues including complex billing, eligibility, claim, authorization escalation requests, regulatory requests, etc., including the following activities:

(a) As necessary, establishing a team of highly skilled associates to handle, track, and respond;

(b) Ensure all escalations are resolved;

(c) Documenting inquiries in the appropriate system of record; and

(d) Performing trend issues, inquiries, etc.

3.11 Email Inquiries Services

"***Email Inquiries Services***" are the Functions associated with providing a designated team to respond and resolve email inquiries and issues within the prescribed and required timeframes.

3.12 Silverlink Calls Services

"***Silverlink Calls Services***" are the Functions associated with welcoming new members to Health Net and explaining the plan and offer assistance and educating new members on various processes.

3.13 Documentation and Tracking Services

"***Documentation and Tracking Services***" are the Functions associated with ensuring that all Communications are appropriately documented in the applicable systems of record.

3.14 Post Call Surveys

"***Post Call Surveys***" means conducting and managing post call surveys for members and providers on a quarterly basis or more frequently as dictated by business and/or stakeholder needs. Post Call Survey Services include analyzing and trending the data and providing the results to Health Net following each survey and upon request. The Post Call Survey shall include the following questions:

(a) "How many times have you contacted Health Net regarding your request or issue?"

(b) "Was your request or issue resolved with this call?" (yes, no, or too soon to tell)

(c) "On a scale of 1 to 4, where 1 means "very low effort" and 4 means "very high effort", how much effort did you personally have to put forth to handle your request or issue?

(d) "On a scale of 1 to 4, where 1 means "never" and 4 means "always", rate how Health Net's customer service staff over the last 6 months treated you with courtesy and respect?

(e) "On a scale of 1 to 4, where 1 means "never" and 4 means "always", please rate how often Health Net's customer service over the last 6 months, including this call, gave you the information or help you needed?

(f) "Are you satisfied with the service provided by the associate who assisted you today?"

On an annual basis, the Supplier shall evaluate the effectiveness of the Post Call Survey and align to industry best practices. Supplier shall submit any changes to Health Net for approval.

3.15 Audit Support Services

"***Audit Support Services***" means those Functions associated with providing support for Audits of the applicable line of business or a component of it, whether conducted by (or on behalf of) Health Net itself or a Health Net Regulator or customer (e.g., a large Employer Group), including the following:

(a) Providing data and reports requested by the Auditors;

(b) Providing subject matter expertise and otherwise supporting the conduct of the Audit as requested by the Auditors;

(c) Assisting in the development and implementation of corrective action plans in response to Audit findings identifying weaknesses or deficiencies in the Audited Function; and

(d) Supporting Health Net communications with Regulators.

3.16 Health Net Policy Support

"***Contact Center Policy Services***" means those Functions associated with the development and implementation of "***Health Net Contact Center Policies***," which are the Health Net Policies as defined in Schedule P (*Health Net Policies*) governing or pertaining to the Contact Center Services, more specifically, the conduct of Health Net's Contact Center Services.

Below are some examples of selected Contact Center Policy Development Services Functions, which include descriptions of the manner in which such Functions are currently performed by Health Net. The examples are illustrative only:

(a) Generally, provide operational subject matter expertise with respect to Health Net Contact Center Policies;

(b) As requested, participate in meetings with Health Net and Supplier stakeholders having responsibility for the development, implementation, monitoring and enforcement of Health Net Contact Center Policies;

(c) In response to changes in Laws, regulations, guidelines, policies, contracts or requests from Health Net's Enterprise Process Change Organization ("***EPCO***") or from Health Net's or Supplier's Compliance organization:

   (i) Participate in Health Net EPCO Steering Committee meetings to review new legal and regulatory changes and assessment of business impact;

   (ii) Participate in Health Net EPCO regulatory implementation Change Teams;

   (iii) Project manage the operational implementation and/or affected system changes of legal and regulatory changes that affect Contact Center Services and participate in operational implementation and/or affected system changes of legal and regulatory changes that span multiple functions/departments, including tracking the progress of Deliverables

and communicating status to Health Net's EPCO and/or Compliance organization; and

(iv) Based on the aforementioned meetings and guidance from the EPCO, prepare initial drafts of revised or new Health Net Contact Center Policies and submit them to the relevant Health Net and Supplier stakeholders for review, comment and approval;

(d) Prepare updated versions of Health Net Contact Center Policies to address input provided by relevant Health Net and Supplier stakeholder groups;

(e) Provide communications and training to Supplier personnel regarding revised and new Health Net Contact Center Policies and access to Health Net personnel to such communications and training; and

(f) Implement Heath Net-approved Health Net Contact Center Policies by Supplier Personnel involved in the performance of the Contact Center Services.

4. MEDICARE CONTACT CENTERS

4.1 Medicare Resolution Team - Oral grievances –Resolution Team Services

"***Oral Grievances – Resolution Team Services***" are the Functions associated with providing a designated team to manage, track, and monitor the oral grievance process, including the following activities:

(a) Tracking and documenting oral grievances in the appropriate system of record;

(b) Identifying trends, preventable issues and outlier opportunities and informing Health Net points of contacts of trends, including increases in oral grievances volumes;

(c) Partnering with other departments as necessary to identify root cause of issues identified as a trend or as preventable and of an increased number of oral grievances;

(d) Collaborating with Appeals & Grievances for oversight and reporting purposes; and

(e) Implementing a monitoring and reconciliation process to ensure that oral grievances are worked timely, accurately, and completed in accordance with Health Net, regulatory, compliance and business standards.

4.2 Contact Center, Escalation Support–Resolution Team Services

"***Contact Center, Escalation Support – Resolution Team Services***" are the Functions associated with providing a designated team to support Contact Center with inbound escalated member inquiries, including the following activities:

(a) Ensuring all escalations are resolved timely;

(b) Documenting inquiries in the appropriate system of record;

(c) Supporting and responding to both live and email escalated calls; and

(d) Processing fulfillment request i.e. marketing materials, ANOC, EOC, etc.

4.3 Sales Desk Support–Resolution Team Services

"***Sales Desk Support – Resolution Team Services***" are the Functions associated with providing a designated team to support CA Sales team with inbound potential enrollee inquiries calls, including the following activities:

(a) Supporting and responding to both live and email inquiries (e.g. PCP availability, plan/benefits questions, Formulary questions, etc.); and

(b) Documenting inquiries in the appropriate system of record.

4.4 TTY Inbound Call Support–Resolution Team Services

"***TTY Inbound Call Support – Resolution Team Services***" are the Functions associated with providing a designated team to support TTY inbound customer support services during all hours of operations, including the following activities:

(a) Performing back-office coordination and follow up necessary to fully respond to the members' inbound inquiry for Health Net's California, Arizona and Oregon members under its Medicare product line;

(b) Documenting inquiries in the appropriate system of record;

(c) TTY is one of the CMS Star key measures, closely monitoring performance and oversee daily results ensure accuracy of calls and call handling;

(d) Producing a daily report that outline all TTY activity and performance results; and

(e) Transitioning TTY Inbound Call Support to the State Relay (711) program. This transition should begin in Q1 of 2015, however Supplier will maintain the current TTY process as long as it is required.

4.5 Prior Authorization Calls

"***Prior Authorization Calls***" are the Functions associated with supporting customer support services for prior authorization calls during all hours of operations, including the following activities:

(a) Authorization Status – CSI, OMNI or ABS

(b) Checking CPT Codes to see if Authorization Required

(c) Benefits

(d) Verify COB and Eligibility

(e) Claims

5. MENTAL HEALTH NETWORK (MHN) CONTACT CENTERS

5.1 Outbound Call Support Services

"***Outbound Call Support Services***" are the Functions associated with providing a designated team to support all out bound calls/follow up for the MHN Contact Center, including the following activities:

(a) Responding to inquiries, including: Provider appointment notification, Eligibility verification to members, Exempt Grievance follow up calls, Provider Availability Check for member referrals, and Language Interpretation appointments;

(b) Documenting inquiries in the appropriate system of record; and

(c) Producing reporting that includes outbound aged calls and back log.

5.2 Claims Box Support Services

"***Claims Box Support Services***" are the Functions associated with providing a designated team to support the review of claims submissions and upload to ACS for the MHN Contact Center, including the following activities:

(a) Submitting BSRs as needed for new claims submissions;

(b) Documenting inquiries in the appropriate system of record;

(c) Contacting providers regarding any issues with claim forms; and

(d) Producing reporting that includes claims inventory and back log.

5.3 Exempt and Formal Grievances Process Services

"***Exempt and Formal Grievances Process Services***" are the Functions associated with following the California Department of Managed Health Care requirements contained in Knox-Keene Health Care Service Plan Act of 1975, Section 1368(a)(4)(B) in regard to handling and resolution of exempt grievances received by the MHN Representatives, including the following activities:

(a) Per 28 CCR 1300.68 (d)(8), responding to grievances as required;

(b) Facilitating biweekly calibration sessions for customer service and clinical leadership including preparing the cases that are discussed;

(c) Preparing monthly reports (exempt/formal grievances, number of grievances submitted by CSR, learning tools report);

(d) Preparing quarterly report for Quality Committee;

(e) Providing a designated team to manage, track, and monitor the exempt grievance process;

(f) Tracking and documenting exempt grievances in the appropriate system of record;

(g) Identifying trends, preventable issues and outlier opportunities and inform Health Net points of contacts of trends, including increases in oral grievances volumes;

(h) Partnering with other departments as necessary to identify root cause of issues identified as a trend or as preventable and of an increased number of exempt grievances;

(i) Collaborating with Appeals & Grievances for oversight and reporting purposes; and

(j) Implementing a monitoring and reconciliation process to ensure that exempt grievances are worked timely, accurately, and completely in accordance with Health Net, regulatory, compliance and business standards.

6. STATE HEALTH PROGRAMS (SHP) CA, AZ AND CAL MEDI CONNECT (CMC) CONTACT CENTERS

6.1 15 day Letter Services

"***15 Day Letter Services***" are the Functions associated with processing Pay demand letters sent to Providers for unpaid claims to ensure appropriate assumptions of financial responsibilities, including the following activities:

(a) Determining the appropriate financial responsibility;

(b) Creating and sending the 15 day letter (pay/demand letter);

(c) Performing appropriate follow-up actions as necessary; and

(d) Documenting in the appropriate system of record.

6.2 Pre Natal Forms Services

"***Pre Natal Forms Services***" are the Functions associated with routing pre natal forms to the care management team to ensure information is accurate and also to ensure PCP/PPG/OBGYN /hospital are linked within the same network including performing all necessary work to ensure form is complete, accurate, linked and triaged to the Care Management Team.

6.3 Transition of Care Services

"***Transition of Care Services***" are the Functions associated with ensuring members' care is not interrupted due to change in network, incomplete information, etc., including the following activities:

(a) Validating request and add any missing information to form;

(b) Linking PCP/ PPG change via appropriate system of record;

(c) If unable to link the request, triaging to the utilization management for further handling; and

(d) For TOC/COC for SPD members, triaging to the Public program coordinator for handling track and log accordingly.

6.4 Disenrollment Services

"***Disenrollment Services***" are the Functions associated with processing requests made by the PNM (provider network mgmt.), compliance, med management, Utilization mgmt. or PPC to dis-enroll a Member based on criteria provided by the regulators, including the following activities:

(a) Researching, retrieving and communicating with HCO (Health care options, a supplier contracted by the state); and

(b) Tracking and logging accordingly.

6.5 Noncompliant Members Services

"***Noncompliant Members Services***" are the Functions associated with processing Providers' requests to remove members from their practice due to non-compliant behavior, including the following activities:

(a) Researching, retrieving and communicating via letter with appropriate parties;

(b) Assisting members in finding a new Provider; and

(c) Coordinating TOC/COC if applicable.

6.6 Reimbursements Services

"***Reimbursements Services***" are the Functions associated with processing reimbursement for members who may have paid for services and/or medicine by mistake, including the following activities:

(a) After check is processed and sent, logging and filing the case; and

(b) Tracking and logging accordingly.

6.7 Mail Return Services

"***Mail Return Services***" are the Functions associated with sending all returned member mail to SHP customer service team, including the following activities:

(a) Looking up Member information in system and flagging accordingly so more mail does not go out until a new address is added in the system;

(b) For returned ID cards, process sending of a copy of the ID card to privacy office; and

(c) Tracking and logging accordingly.

6.8 PCP Transfers Requiring Overrides Services

"***PCP Transfers Requiring Overrides Services***" are the Functions associated with processing PCP/PPG transfers that require override access, including the following activities:

(a) Researching the case to consider to the appropriate override access and reaching out to PNM (Provider Network Management) whenever needed;

(b) Processing PCP transfer in the appropriate system of record (e.g. HNCS/ABS);

(c) Responding back to requestor with outcome; and

(d) Tracking and logging accordingly.

6.9 Exempt Grievances Services

"***Exempt Grievance Services***" are the Functions associated with an oral expression of dissatisfaction excluding coverage disputes that are resolved within 1 business day. Where the plan is unable to distinguish between a grievance and an inquiry, it shall be considered a grievance. Supplier will perform the following Exempt Grievances activities including:

(a) Taking appropriate actions to resolve member grievances to the member's satisfaction;

(b) Documenting all actions taken in the appropriate system of record;

(c) Resolving exempt grievances within the prescribed or required timeframes; and

(d) Routing to Appeals and Grievances as appropriate in adherence to Health Net policies and procedures and compliance requirements; and

(e) Collaborating with Appeals and Grievances for oversight and reporting purposes.

6.10 Grievance and Appeals Intake Services

"***Grievance and Appeals Intake Services***" are the Functions associated with processing all Provider Disputes for AHCCCS to remain compliant, including the following activities:

(a) Processing all AHCCCS disputes;

(b) Processing Medical Management Overturns; and

(c) Processing all uphold letters.

6.11 Inquiries

"***Inquiries***" are the Functions associated with responding to all written inquiries within the prescribed or required timeframes in adherence to Health Net policies and procedures, regulatory and/or contractual requirements, including the following activities:

(a) Member outreach;

(b) Complete investigation;

(c) Real time case file updates;

(d) Sending required correspondence;

(e) Address all resolve all actionable items; and

(f) Case closure.

6.12 Member Warnings Services

"***Member Warnings Services***" are the Functions associated with completing all member warning cases within the prescribed or required timeframes in adherence to Health Net policies and procedures, regulatory and/or contractual requirements, including the following activities:

(a) Member and/or Provider outreach;

(b) Assign warning level;

(c) Process based on assigned level;

(d) Complete investigation;

(e) Real time case file updates; and

(f) Sending required correspondence.

7. COMMERCIAL CONTACT CENTERS

7.1 Exempt Grievances Services

"***Exempt Grievance Services***" are the Functions associated with processing oral expressions of dissatisfaction excluding coverage disputes that are resolved within 1 business day, including the following activities:

(a) Where the plan is unable to distinguish between a grievance and an inquiry, designating it as a grievance;

(b) Providing training to identify, document, track and trend provider grievances by grievance type;

(c) Managing all Functions associated with Exempt Grievances as defined in Health Net policies and procedures; and

(d) Collaborating with Appeals and Grievances for oversight and reporting purposes.

7.2 Letter Requests Services

"***Letter Requests Services***" are the Functions associated with creating and responding to correspondence requests based on the nature of the request including sending cease and desist letters to Providers, benefit and eligibility confirmation, requests for remittance advice and explanation of coverage.

7.3 Technical Support Services (TST)

"***Technical Support Services***" are the Functions associated with providing technical web support to internal and external Health Net customers, including the following activities:

(a) Researching or validating the issue and creating a remedy or incident ticket;

(b) Tracking through resolution and escalate, where appropriate; and

(c) Once ITG resolves the incident ticket, testing, validating and confirming the issue is resolved and following up with the Health Net customer to confirm resolution.

7.4 Account Services Unit Services

"***Account Services Unit Services***" are the Functions associated with providing a designated team to support Broker, Employer and Sales inquiries received via multiple Channels including processing member requests for alternate mailing addresses that are not reflected in the appropriate system (e.g. ABS) due to sensitive information in accordance with Health Net policies and procedures.

7.5 Centralized Unit Services

"***Centralized Unit Services***" are the Functions associated with fulfilling Member translation requests for written vital documents and oral (face to face) interpreter services at Provider offices or facility locations in accordance with SB853 and Health Net policies and procedures.

7.6 Provider Email Services

"***Provider Email Services***" are the Functions associated with responding to all Provider email inquiries received including Provider demographic and fee schedule/rate requests, including but not limited to the following activities:

(a) As appropriate, routing emails to the appropriate Tower for resolution; and

(b) Tracking email inquiries to ensure turnaround times.

7.7 Provider Registrations Services

"***Provider Registrations Services***" are the Functions associated with responding to and as appropriate processing all Provider registration requests in accordance with Health Net policies and procedures

7.8 Member Email Services

"***Member Email Services***" are the Functions associated with responding to all Member emails in accordance with required turnaround times and routing to the appropriate Tower for resolution, including the following activities:

(a) Tracking inquiries routed to ensure turnaround times are achieved; and

(b) Following-up with Members regarding status and/or resolution.

7.9 IFP Emails and Faxes Services

"***IFP Emails and Faxes Services***" are the Functions associated with responding to ACA on/off exchange member requests within the required turnaround times and route to the appropriate Tower for resolution including tracking inquiries to ensure turnaround times are achieved.

7.10 Medical Services Costs Estimates Services

"***Medical Services Cost Estimates Services***" are the Functions associated with responding to and processing Member requests for cost estimates of certain medical services as required by the regulators.

7.11 Provider Transfer Unit

"***Provider Transfer Unit***" are the Functions associated with processing Commercial, Medicare and State Health Programs Provider transitions (aka rollouts) in accordance with Health Net and regulatory guidelines, including the following activities:

(a) Processing large 'mass' provider rollouts; and

(b) Processing individual requests for PCP/PPG over-rides in accordance with Health Net policies and procedures.

7.12 Chat Services

"***Chat Services***" are the Functions associated with providing chat services to Members in accordance with Health Net policies and procedures.

7.13 Real Time Adjustments (RTA) Services

"***Real Time Adjustments (RTA) Services***" are the Functions associated with providing Real Time Adjustment capabilities for specific member, provider requests in accordance with Health Net policies and procedures.

7.14 Inquiries

"***Inquiries***" are the Functions associated with responding to all written inquiries within the prescribed or required timeframes in adherence to Health Net policies and procedures, regulatory and/or contractual requirements, including the following activities:

(a) Member outreach;

(b) Complete investigation;

(c) Real time case file updates;

(d) Sending required correspondence;

(e) Address all resolve all actionable items; and

(f) Case closure.

7.15 Member Warnings Services

"***Member Warnings Services***" are the Functions associated with completing all member warning cases within the prescribed or required timeframes in adherence to Health Net policies and procedures, regulatory and/or contractual requirements, including the following activities:

(a) Member and/or Provider outreach;

(b) Assign warning level;

(c) Process based on assigned level;

(d) Complete investigation;

(e) Real time case file updates; and

(f) Sending required correspondence.

7.16 Prior Authorization Calls

"***Prior Authorization Calls***" are the Functions associated with supporting customer support services for prior authorization calls during all hours of operations, including the following activities:

(a) Authorization Status – CSI, OMNI or ABS

(b) Checking CPT Codes to see if Authorization Required

(c) Benefits

(d) Verify COB and Eligibility

(e) Claims

7.17 DMHC After Hours Calls Intake

"***DMHC After Hours Calls Intake***" are the Functions associated with intake for DMHC after hours calls, including the following activities:

(a) When a call is received from the DMHC and the DMHC representative states the call is in reference to complaint or grievance, the Representative shall obtain the caller's name and phone number, as well as member information and any information on the grievance provided.

(b) The Representative shall use all available resources (HNCS/QCARE, OMNI, CSI, ABS, and Assume Identity) to verify eligibility and benefits (SHP & Commercial members).

(c) The Representative shall reference the after- hours Medical Director On-Call List for the appropriate Medical Director.

(d) If the after-hours Medical Director does not answer, the Representative shall leave a message with a call back number.

(e) The Representative shall wait twenty (20) minutes and then call the next Medical Director listed on the on-call list.

(f) If the Medical Director provides an immediate response (approval or denial), the Representative shall call the DMHC back with determination. (DMHC must be notified

within one hour of initial call – if Medical Director is not reached within this timeframe, call the DMHC back and give default authorization.)

(g) Documentation and tracking:

(i) Macess: The Representative shall document in Macess under the Information Tab in the Hot Topic field "DMHC".

(ii) Q-care

(h) The Representative shall send an e-mail to Health Net Legal Department within an hour with a copy to their manager and supervisor. (is there a template)

(i) Reporting:

(i) Monthly reports must be sent to the Health Net Compliance Department and cc the affected department Director.

EXHIBIT A-1
CONTACT CENTER SERVICES
SOLUTION DESCRIPTION

EXHIBIT A-1

CONTACT CENTER SERVICES SOLUTION DESCRIPTION

1. INTRODUCTION

This document is the Solution Description for Statement of Work #3 - Contact Center Services (this "***Statement of Work***"). Exhibit A (*Contact Center Services*) describes **which** functions Supplier is responsible for performing under this Statement of Work, This Exhibit A-1 describes the **means by which** and the **manner in which** Supplier will perform those Functions. This document provides an overview of Supplier's service delivery architecture – displaying the geographic configuration and delivery architecture of Supplier's Solution (as it will exist at the completion of Phase 2 of the Transition as described in the Transition Description document), identifying all Service Delivery Centers of Supplier (and its Affiliates and other Subcontractors) that will be utilized in performing and delivering the Services (including the back-up and failover locations for each) and how they will be interconnected to each other and to Health Net's IT Environment. It then provides additional descriptive information about each of the principal components of Supplier's Solution.

This Exhibit A-1 includes the following attachments, which are incorporated as part of this Exhibit A-1:

(a) Exhibit A-1.1 (*Approved Service Delivery Centers*)

(b) Exhibit A-1.2 (*Service Delivery Configuration at the Completion of Phase 2 of the Transition*)

2. DEFINITIONS AND INTERPRETATION

2.1 Defined Terms

The following terms, when used in this Statement of Work, will have the meanings given them below unless otherwise specified or required by the context in which the term is used. Any capitalized term used but not defined in this Exhibit A-1 will have the meaning indicated in Schedule W (*MSA Glossary*),.

Defined Term	Meaning
"***Solution***"	A collective term referring to the means by which and manner in which Supplier will perform and deliver the Services under this Statement of Work – *i.e.*, Supplier's Service Delivery Centers and Service Delivery Environment, including the platforms, systems and processes used to perform and deliver the Services.

3. SOLUTION OVERVIEW

3.1 Solution Summary

Supplier as the prime contractor has chosen Teleperformance as the initial teaming partner to perform the Contact Center Services and reserves the right to migrate part of all of the Contact Cen-

ter Services as necessary to one or more alternative Approved Subcontractors. The Contact Center Solution will meet the following objectives:

(a) Deliver cost savings as per the business case model

(b) Provide consistent high quality customer service experience through robust operations rigor and best practices

(c) Deliver enhanced technology solutions leveraging a best of breed portfolio of hosted multi-channel capabilities


Contact Center Service
Forecasting & Scheduling
Manage Intra day Operations
Handle Customer Contacts
Provide Contact Center Reports
Manage Agent Recruitment, Learning & Communication
Manage Agent Performance
Manage Contact Center Delivery
Manage Applications & IT Infrastructure

(d) **Supplier's Solution is built on the following foundational aspects:**

(i) **Delivery Solution**

(A) **Continuity of service** – Supplier's primary focus will be to facilitate a seamless continuity of Services. For all call center operational people, process, and expertise, the priority will be to achieve agreed upon level of service delivery and quality. Contact Center quality auditors shall monitor a minimum of ten (10) (no greater than fifty percent (50%) performed by Supervisor) calls for every Health Net CSR on the program (including bilingual) per month using a QA form provided by Health Net. Once an agent has sustained QA SLA levels, the average number of audits per FTE will remain at ten (10) per month but agents with lower quality scores may receive more audits and the agent meeting quality may receive less audits averaging the contract terms of ten (10)/agent/month.

(B) **Associate to support ratio** – To enable focused monitoring and feedback, Teleperformance's delivery model considers an extremely healthy Associate to Supervisor and QA ratio, which may vary by LOB within the scope. The agent to supervisor ratio will be 1:18 and the QA ratio to agent will be 1:60.

(C) **Continuous Improvement** – This Solution incorporates a combination of enterprise resources and a dedicated organization including but not limited to project management, client services and operations management from early on in the engagement to identify quick and sustainable improvement opportunities, including resources specifically related to long-term program governance.

(ii) **Health Net Training**

Teleperformance will build a dedicated Training function tasked with the mandate of building adult learning foundation from which to support the Health Net operational enterprise, including but not limited to updated training materials, curriculum, and process documentation along with facilitation leadership that will provide training to new hire associates and up-skill training to experienced resources. The solution for Training Services set forth in Schedule A-1 (Cross-functional Services Solution) documents how curriculum changes will be communicated to Health Net and approved for the Contact Center.

(iii) **Global Healthcare Delivery Expertise & Offshore Solution Engineering Protocols Hedge Risk**

Teleperformance will provide strategic guidance and in-market best practices from past delivery experience both near shore and offshore with major U.S. Health Plans. Where appropriate, Teleperformance will collaborate with Health Net to clearly define any specific process changes, hand-offs and inter dependencies as it relates to the rest of the Services.

(iv) **Multi-Site, Multi-Geo Global Solution; Teleperformance – Health Net Operational Care Centers**

Teleperformance will use a multi-site, multi-geo operational solution including but not limited to leveraging domestic US, near shore Mexico, and offshore Philippines locations as part of an integrated, comprehensive strategy that balances execution quality, labor arbitrage, disaster recovery/redundancy, and access to the largest global footprint of any contact center supplier that allows Health Net to leverage the strengths of each region and cost efficiency to its competitive advantage. The multi-location structure provides geographic dispersion and the foundation for sound Business Continuity Planning (BCP). Teleperformance's US, Mexico and Philippines sites have deep contact center experience for the Healthcare industry.

(A) Near shore and Offshore Teleperformance Service Delivery Center(s) will be utilized to handle transaction contact center work to leverage Teleperformance's scale, expertise and lower costs.

(B) Onshore US Service Delivery Center(s) that leverage Teleperformance employees and – as applicable - "re-badged" Health Net personnel to manage complex processes requirements and those processes required to remain domestic for regulatory reasons.

(v) **Seamless and Transparent Integration with Call Center / Multi-Channel Innovations and Technologies**

Supplier will provide ACD, IVR, and other related contact center technology infrastructure supporting the project engagement. This Solution includes multiple sites in multiple geographies inclusive of all in scope operations; U.S. domestic, near shore (i.e., Mexico), offshore (i.e., Philippines) with Supplier provided Technology solutions. The intent is to have a single technology solution for Health Net that minimizes complexity and cost redundancy.

(e) Risk Remediation Plan

Tower	Function	Risk	Phase 1 (ends 2/28/15)	Phase 2 (3/1/15-2/28/17)	Phase 3 (3/1/17-2/28/22)	Mitigation	Responsibility
CCC	Recruitment	Inadequate quality candidates applications	X	X	X	Ensure 4 weeks lead time before new hire class to attract qualified candidates. Choose sites that can attract healthcare talent in waves of 25/30 per hiring class. Add quick quit attrition new hires to meet the "required FTE". If less than 4 weeks, increase advertising, referral bonuess and add OT and hours to current staff to cover if service levels are if at risk.	TP
CCC	Recruitment	"High" attrition and inability to meet nesting ramp and are terminated for performance	X	X	X	Regular attrition classes are added into the schedule based on prior history. Adjustment to hiring profiles and additional screening processes are added.	
CCC	Training	Log In and access to applications not available for training	X	X	X	Start training without log ins. Escalate for log ins to IT, Shadow agents on the floor to see how the systems work until log ins are received	CTS
CCC	Training	Train the trainer delays in getting visa or having volunteers to travel to near and off shore sites	X	X	X	Use webex and home agent technology for remote train the trainer technology access	TP
CCC	Training	SMEs not available for on site or volumes are too high to take off the phones	X	X	X	Use home agent technology for remote (chat) capability with tenured agents to support new hires in nesting. If volumes are high maintain SMEs and add OT or adjust hours of current agents to take on additional volumes	TP
CCC	Training	Changes are required to curriculum (real time)	X	X	X	Using TP technology (CCMS) agents are notified of alerts and given time to read and digital signature documents completion	TP
CCC	Forecast	Volumes are higher or lower than plan	X	X	X	Within forecasting window, schedulers adjust internal sscheduling up or down depending on the requirements. Change skills adding more agents where needed. Contact agents to arrive earlier, work OT or eliminate breaks and lunch. Stop all non-essential training and meetings.	TP
CCC	Forecast	Volumes are higher due to increased membership or lower due to less membership	X	X	X	Adjust the rolling forecast to add or remove agents from the plan. Reduce hiring and trianing cycles to accommodate the need for more agents.	CTS/TP
CCC	Scheduling	AHT, adherence and attendance put schedule to meet volumes at risk	X	X	X	Scheduling works with operations management to coach on AHT (call control), adherence to schedule and attendance. Use PIP (performance improvement process and ask good standing agents to work OT, add hours... until back service levels are met	TP
CCC	Quality	Quality, CSAT, FCR SLAs are below plan	X	X	X	understanding of call driver data, outliers are provided addtitional coaching to meet SLAs, PIP process used, remediation training added where needed	TP
CCC	Quality	Clairty of knowledge base and other application data is causing increased AHT and lower quality scores	X	X	X	Work with Service Integration tower to create a change management and approval process to improve data in the knowledge base and applications	CTS/TP
CCC	SLAs	SLAs are not being met as each LOB is transitioned	X	X	X	Review current hiring and training to ensure accuracy. Adjust as needed. Add more SMEs to bring new agents through learning curve. Delay additional waves of classes until LOBs are stabilitzed	TP
CCC	Technology	OMNI and Aspect delays ability to condense training and skills	X	X	X	Build FTE forecasting model using current "Allocation" model	CTS/TP
CCC	Technology	System slowness or technology issues cause agents inability to answer phones and provide answers	X	X	X	Create callback process with members, escalate outage or slowness to IT Tower, add OT to accommodate returning volumes	CTS/TP
CCC	BCP/DR	A site goes down due to BCP/DR	X	X	X	Use switch to reroute calls to another locations, do callbacks, add OT	CTS/TP
CCC	Escalations	Too many call transfers and escalations	X	X	X	Track types of transfers and escalation. Provide additional coaching and training, Retain more rebadged HN agents as SMEs and to handle escalations	TP
CCC	Communication	Issues impacted customers, operations, SLAs	X	X	X	If issues occur an immediate communications and recovery plan will be communicated	TP/CTS

3.2 High-level Service Delivery Architecture and Configuration

This section provides an overview of the geographical and physical configuration of Supplier's Solution for the Services under this Statement of Work. Exhibit A-1.1 (*Service Delivery Centers*) provides additional information about each of the Service Delivery Centers Supplier will use to provide the Services under this Statement of Work, including both the primary Service Delivery Centers and the back-up / failover locations that Supplier will activate and use to provide the Services if operations at any primary Service Delivery Center are disrupted or disabled.

P5 Health Net Contact Center Locations
On, Near and Off Shore FTE

150+ FTE

- Commercial [illegible], Member
- AZ Medicaid,

Member and Provider
(English and Spanish)

California (Woodland Hills (WH) and Rancho Cordova (RC) FTE TBD

- Leadership, Ancillary and Support Staff

<u>NEAR SHORE</u>: Chihuahua, Mexico 100-200+ FTE

- Spanish (bilingual) for (Commercial, Medicare, Medicaid, Duals and MHN Members)

<u>OFF SHORE</u>: Philippines 900-1400+ (3-4 Locations)

- English for Commercial, Medicare, Medicaid, Duals, MHN Member, Correspondence Member and Provider


WH
hreveport, LA
Chihuahua, Mexico
:3 Locations
Da ao,


Location Advantages
Near Shore Location for P5 Health Net
Teleperformance
GREAT PLACE TO WORK
Las mejores Empresas para Trabajar 2014
Centroamérica
Near Shore Mexico Strategy:
Public transportation, metro and bus, only meters away
Close to important universities
Training capacity for 1101+ employees with 976 work stations
Common time zone as USA and accessible travel
On Shore USA Strategy:
Low cost USA location
Close to universities
Existing healthcare experience
Potential Home Agent Option
Knowledge base and interface with other Health Net functions and Cognizant towers in CA
Off Shore Philippines Strategy :
International ICT Awards 2011 BPO Employer of the Year, 2012 and 2013 BPO Employer of the Year and Company of the Year Finalist
Access to multiple universities
Walking distance to public transportation
Site locations above flood zones for minimal BCP impact
37,000 FTE in 17 sites
Established in 1996

(a) **Location Strategy**

The location selection criteria that Teleperformance and Supplier have applied to this Solution includes:

(i) Business requirements – locations that promote compliance with all service objectives and contractual requirements

(ii) Availability of talent pool – an ample labor supply which provides staffing for immediate and long term needs

(iii) Skill requirements – a labor pool which both meets transition requirements and can be developed throughout the lifecycle of the program

(iv) Regulatory limitations – the ability to meet all regulatory requirements as required for Health Net

(v) Scale of operations – locations which provide sufficient room for the program to grow for both seasonality needs, membership growth and call type diversification

(vi) Business continuity – locations linked together technologically and which can share common call types if needed to maintain continuity

(vii) Cost of operations – a three-shore strategy which meets the financial design of the relationship

Consistent with Supplier and Teleperformance's global operating model, significant technology capability and defined business processes, teams working across multiple locations will operate as a single cohesive unit delivering seamless Contact Center Services in accordance with this Agreement.

3.3 Service Delivery Model

This section provides an overview of the commercial delivery model Supplier will utilize in providing the Services under this Statement of Work. Exhibit H (*Contact Center Subcontractors*) provides additional information about each of the Supplier Affiliates and other Subcontractors who will be involved in performing certain aspects of the Services to be provided under this Statement of Work.

(a) Business-Process-as-a-Service

The Services to be provided under this Statement of Work will be provided under a 'Business-Process-as-a-Service' delivery model - i.e., as a fully integrated vertical service in which Supplier is responsible for providing all the associated resource / service layers (facilities, IT infrastructure, tools, application software, labor, infrastructure and applications operations and support, and performance of the associated business processes); and Health Net is purchasing 'business outcomes' (e.g., fully processed claims).

(b) Operations Rigor

Supplier's approach is based on best practices that include having the team leads and supervisors available on the production floor to expedite feedback and continuous improvement with the following approach:

(i) Core Focus

On team huddles, floor walks, daily performance reviews, daily associate communication plan and customer calibration sessions. Adequate staffing levels will be maintained to accommodate appropriate shrinkages levels needed to account for team huddles, associate training, etc.

(ii) Metrics

Set daily targets to challenge team daily and publish progress. Communicate daily productivity and quality updates.

(iii) Innovation

Supplier and Teleperformance will create an environment dedicated to fostering associated ideas to improve the process and technology capabilities. This environment will focus on finding synergies and specific opportunities with IT teams and other towers to improve the end-to-end contact center process. Best practice sharing to improve team performance and standardization.

(c) **Span of Control**

Teleperformance will ensure that every FTE will get adequate supervision and support to achieve agreed quality and productivity. We will have one (1) Quality Auditor for fifty (50) FTE and one (1) Supervisor for every eighteen (18) FTEs. Training sessions will be facilitated in batches of FTEs with 1:28 FTE in classroom. Escalation/SME ratios are required until agents are meeting performance requirements and for escalated issue support.

(i) Commercial and SHP - 8% of FTE

(ii) Medicare – 10% of FTE

(iii) MHN – 6% of FTE

Work Force Analyst ratios will be 1:100 and Schedulers at 1:100. This team will provide day to day operational functions such as schedule adherence, agent schedules, adjusting staff based on volumes, scheduling inbound, outbound, training, PTO and other scheduling functions working closely with the operations and client services teams. Teleperformance will receive detailed forecasts by LOB at the interval level from Supplier planning.

(d) **Typical span of control**

(i) Manager 1:120

(ii) Supervisor 1:18

(iii) Quality Auditor 1:50

(iv) Trainer 1:28 Classroom; 1:100 Otherwise

(e) **Team Huddle**

The team leads for individual processes will conduct daily meeting with the associates at the beginning of their day to share any critical update, communication or plan for the day. The huddles set stage for what needs to be accomplished. Team huddles also form a platform for associates to share learning and any unique finding from their previous day's work and discussed with management which if found useful to the team will be implemented.

(f) **Quality**

Teleperformance brings best practices and Industry specific quality / compliance programs in its delivery model to for continuous improvement in service levels. The approach to ensuring quality is focused on three critical components:

(i) Considering the importance of deep institutional knowledge, Process Quality through globally acknowledged proprietary processes and technologies at Teleperformance, such as CCMS and TOPS.

(ii) Transaction Quality by using root cause methodology to ensure compliance to transaction level quality using DMAIC (Define, Measure, Analyze, Improve and Control) approach and statistical and non-statistical tools.

(iii) Quality improvement is measured by the quality audit document criteria of the Service Levels. Working with Health Net other improvements can be measured by CAHPS, STAR and improved retention. Details will be developed annually and goals set jointly.

(iv) An average of ten (10) audits/FTE/month will be completed. No more than 50% of audits will be performed by supervisors. If an agent is consistently meeting SLA quality metrics, less audits may be performed on those agents and additional audits may be performed on agents not meeting quality Service Levels. Focus on outliers will improve overall Service Level quality metrics.

(g) **Continuous Improvement**

The Supplier SOW lead will oversee all continuous improvement activities associated directly with the Contact Center tower as well as participate in ongoing programs with other towers intended to improve the end-to-end experience for each member. Supplier will oversee and drive continuous improvement activities channeling resources from both Teleperformance and Supplier to drive measurable improvements in services and technology.

The core focus of the Continuous Improvement Program will be to manage all Contact Center initiatives utilizing a combined Six-Sigma/Lean methodology that works in conjunction with the Teleperformance resources to prioritize and manage all continuous improvement activities. Weekly, monthly and quarterly reporting and reviews will occur to ensure improvements are reported regularly and audited for additional improvements.

Potentially using the quality and call recording tool or analytics tool, top call drivers can be identified and analyzed from calls. This information is put into categories impacts the health plan can make, impacts the agents can make improving "soft skills" and third improvement management can make in training and coaching. Examples the health plan can improve are improving provider demographics on addresses, physicians taking new members, less auto assignments of PCPs and par/nonpar. Correct information in the applications will reduce incoming calls and therefore improve contract rate. Soft skills are key to improving CSAT scores and potentially reducing callbacks. Agents are required to clearly and accurately articulate membership benefits. But the way they are communicated can be equally important. Improving training and coaching methods will improve scores and even increase net promoter score (NPS) or recommending the plan to other prospects. The last is identifying unclear scripting or information in the knowledge base. Improving this data will provide accurate information, reducing callbacks due to incorrect information.

(h) **Teleperformance Training**

Teleperformance will establish a training academy for management of training content and delivery of training programs. Teleperformance training will work closely with the Supplier Training Services personnel and facilitate necessary training. Training and curriculum changes will be approved by Health Net. Based on system and process updates

training material will be regularly updated. Refresher and leadership trainings will be scheduled based on the training needs and requirements derived from the following two factors:

(i) QA services audits and score boards – a training need analysis will be done on the basis of performance and quality audits, and training will be delivered for areas where the associate lags or needs additional coaching.

Process updates and assessments – all associates will be briefed and trained on change in P&P and Desktop procedures.

(i) **Training Requirements**

Due to current application requirements Commercial, Medicare, Medicaid and MHN are four unique training and up-training paths. Training includes in class and nesting or on the job training on the production floor with monitoring and assistance by SME and supervisors. Supplier will adhere to the following training requirements, as such requirements may be revised during the Term:

(i) Commercial Training All LOB's - 5 weeks - +2 weeks nesting

(ii) ACA Payment Only All LOB's - 1 week

(iii) Broker and Correspondence 1-1.5 weeks up training from commercial training

(iv) Medicare Training CA MAPD - 4 weeks -+ 2 weeks nesting

(v) Medicare OR MAPD Up-Train from CA MAPD - +4 days

(vi) Medicare AZ MAPD Up-Train from CA MAPD - +4 days

(vii) Medical / SHP Training - CA - 7-8 weeks - +2 weeks nesting

(viii) Medical / SHP Training - AZ Up-Training from CA Medi-Cal -+ 2 weeks.

(ix) Duals Training Up-Training from CA Medi-Cal - +4 weeks

(x) MHN Training - 6 weeks - +2 weeks nesting

(j) **Language Requirements**

Effective as of the BPaaS Services Commencement Date, Supplier will be responsible for all language assistance charges incurred to support the Services. By end of Phase 2 Teleperformance and Supplier will support at least 95% of all Spanish calls using Spanish speaking Supplier Personnel located in Mexico, and using Language Line for all other languages. As described in the Transition Manual all Spanish LOB's will be transitioning to Mexico.

(k) **Organizational Structure**

Supplier in conjunction with Teleperformance will deploy a highly experienced delivery team for this engagement with Health Net. Health Net engagement will be anchored by

professionals with years of delivery and domain experience. This team will be augmented by experts spanning all facets of service delivery, technology, operations, domain and human resources. The RASCI document defines responsibilities and accountabilities. During the first sixty (60) days of transition, final determination of rebadged Health Net FTE will be defined to the correct organization.

(i) Supplier and Teleperformance will deploy a function based organization structure rather than location based, ensuring clearly defined functional responsibility and consistency in service quality across delivery locations

(ii) Supplier and Teleperformance will leverage the depth of knowledge, experience and legacy of Health Net culture acquired through re-badging and retention of key leaders from Health Net in key leadership roles

(iii) Supplier and Teleperformance's team performing the Contact Center Services includes global functional leaders, mostly from re-badged Health Net organization, to own service delivery across global locations, with location specific leaders at each of the delivery locations, directly reporting to them.

(iv) Supplier and Teleperformance's team performing the Contact Center Services includes local leadership talent that provides the local administrative and people connect, apart from their functional and domain capabilities

[redacted]


Contact Center Tower Organization (Phase 3 3/1/17-2/28/22)
TP Contact Center Lead (Vice President) Reports to CTS Contact Center Tower Lead whom reports to PS Lead
USA Operations Manager
Mexico Operations Manager
Philippines Operations Director
Support Staff (report to functional mgmt.) 1 Acct. Mgr. 1 WFM (shared) 2 WPA 1-2 QA 1-2 Trainers
LOB. Member Spanish; except AZ Medicaid, PG Acct. ACCM (3) Supervisors (12) Agents (200)
Support Staff (report to functional mgmt.) 1 Acct. Mgr. 4 WFA 2 QA
Support Staff (report to functional mgmt.) 3 Acct. Mgr. 15-20 QA
Recruitment: Shared resource in sites
Compliance Manager and Risk Analyst
Account Director and Managers and PMO Team
CCC Tower Lead with Service Integration Team will create the strategy, changes go into intake & cross-tower implementation plan; CCC output is lead by the CCC PMO team and implemented into the CCC Tower functional teams
Ancillary Services (direct line to VP PS) Primary Location CA
IRT Team (25 FTE)
PPG Transfer Unit (19 FTE)
Ancillary (17 FTE)
Communication (2 FTE)
Reporting (5 FTE)
Proprietary & Confidential - Not For Distribution
4

(l) **Multi-Site, Multi-Geo Global Solution; Teleperformance – Health Net Operational Care Centers**

The Contact Center will have a multi-site, multi-geo operational solution including but not limited to leveraging domestic US, near shore Mexico, and offshore Philippines locations as part of an integrated, comprehensive strategy that balances execution quality, la-

bor arbitrage. The multi-location structure provides both geographic dispersion with its inherent foundation for sound Business Continuity Planning (BCP), but also allows us to align similar work with required agent skills in consolidated locations:

(i) Offshore Service Delivery (Philippines) Center(s) – leveraging lower cost Teleperformance employees to provide cross skilled services and to manage complex processes across LOBs.

(ii) Near Shore (Mexico or LATAM) Teleperformance Service Delivery Center(s) - to handle transaction contact center work to leverage our lower cost capabilities inherent to a non-US staffing footprint, primarily devoted to Spanish Language Contacts.

(iii) Onshore US Service Delivery Center(s) – leveraging Teleperformance employees required by contact– and "re-badged" Health Net personnel to manage complex processes requirements and those processes required to remain domestic for regulatory reasons.

(m) **Seamless and Transparent Integration with Call Center / Multi-Channel Innovations and Leveraged Technology Integration**


Current Delivery Model
Leadership
Contact Centre Strategy and business alignment
Executives
Providers
Members
Brokers
External Partners
Commercial
Medicare
Medicaid
Duals
ACA
Tier 1
Tier 2
Tier 3
Contact Centre
Voice
email
Fax
Escalations
Governance &
Reporting


Future State Delivery Model
Leadership
Contact Centre Strategy and business alignment
Centres of Expertise
Policy and Program Design
Tools & Technology
Executives
Providers
Members
Brokers
External Partners
Tier 0
Tier 1
Tier 2
Tier 3
Commercial
Medicare
Medicaid
Duals
MHN
ACA
IVR Self Help
Web Portal
Knowledge Base
Proactive Education
Contact Centre
Voice
email
Chat
Fax
Escalations
Health Advisors
Social Media Analysis
Governance & Reporting
Service Management- Customer Service Survey Creation
Analytics-CSAT/NPS Result Rating Evaluation
Continuous Improvement

(n) **Transition Technology**

The Contact Center will already be providing live agent services to Health Net from three service locations; domestic services located in Shreveport, LA; Offshore services located in Philippines; and Spanish Services located in Chihuahua, MX. Voice and data connectivity and technology services will already be in place to enable this Service Teleperformance envisages little prior Technology provisioning past this stage. All technology transition activities will be related to full integration and provisioning of Health Net/Supplier provided technology capabilities, with Teleperformance day-to-day operational management solutions. See the Transition Manual for further integration details.

(o) **Integrated Technology Solution**



Cognizant - Teleperformance Contact Center Solution
Onshore
Near Shore
Off Shore
Voice
Web Chat
eMail
Social Media
Mobile Support
Fax
Teleperformance
Case management applications
Self-Serve Portal
Agent Unified Desktop
Supervisor Portal
Dashboard Reporting
Auto Call Distribution (IVR, ACD, CTI)
Dialer and Outbound Messaging
Desktop Work Flow/Booth, Productivity Suite
Quality Assurance, Workforce Management
Reporting and Analytics
eLearning, Knowledge Base, Performance Suite
Cognizant
Infrastructure (end to end network)
24/7 Live Support/Tier 0-2 Operations Support

Supplier will deliver a unified technology platform via the Information Technology Services that will act as the foundation for integrated systems including MC Platform assets, Pega, ACD/IVR and future direction for multi-channel expansion.

Supplier will supply C-SAT survey capability in order for Teleperformance to provide capability and reporting to meet FCR and customer satisfaction surveys. In addition to industry standard C-SAT questions, Supplier's CSAT survey will specifically address the member's experience and interaction with Contact Center associates.

Supplier and Teleperformance will work in parallel to deliver an operating model that capitalizes on this unified Technology Platform and associated continuous improvement plan that will fully prioritize and leverage the full suite of the technologies into the combined operating model including Aspect SIP enabled VOIP ACD/IVR and corresponding technology capabilities.

Supplier will own the end-to end network via the infrastructure tower and deliver a unified technology approach combining self service, unified agent desktop, supervisor portals and dashboard reporting across the Contact Center.

Supplier will work directly with Teleperformance as new technology solutions are enabled to rollout these across various operational delivery models. Supplier intends to work directly with Health Net to determine and prioritize capabilities associated with case management applications and unified ACD/IVR and mutually determine how to prioritize and rollout capabilities and the impact on the existing delivery model.

(p) **Future State Technology Tier Solution**

Subject to approval by the Governance Body, the proposed customer support and contact center future state solution provides delivery of member services through multi- channel hub. This hub includes IVR, member self-service portal, email, Chat, Fax and on the phone customer service agents. Elements of this solution include:

(i) Receipt and resolution of member inquiries, including those to initiate and process a transaction

(ii) Management of member contact process, including contact analysis

(iii) Connection to and operation of multi-channel infrastructure to support and manage member contact process

(iv) A single point of contact for member multi-channel inquiries

(v) A consistent and standard response to member policy and procedural inquiries across channels

Members can access services using any of the multi channels which are supported by future state contact center. The future state goal of the member services contact center is to provide "High Touch" (easy to use and answering the question) customer service at the lowest possible cost per contact.

In order to accomplish that goal, future state solution considers front end self-service tools that utilize IVR, self- service member portal integrated with an onshore/near shore/offshore mixed contact centers that utilizes robust case management, knowledge management tools to respond to inquiries coming through channels such as emails, chats, fax and phone. The future state considers (subject to governance approval on technology budget) using a tiered approach:

(i) Tier 0: Self Services driven by IVR and Self Service Member Portal

(ii) Tier 1: Contact Center low cost channel agents that handle email, Fax, Chat and Phone inquiries

(iii) Tier 2: Case Workers and Advisors, complex inquiry management to mine social CRM, use predictive modeling, proactive and reactive to escalated cases (critical once)

(iv) Tier 3: Governance & Reporting

(v) Tier 0 – Self Service

Based on proposed future state strategy and plan, Supplier and Teleperformance will be implementing Aspect routing and Pega agent tools. It is being considered to integrate it with some of Teleperformance tools such as eWFM, time entry to increase efficiencies and effectiveness while overall solution improves customer experience.

With Aspect' all-in-one communications solution — will be implemented, bring sophisticated routing capabilities that improve issue resolution, while reducing transfers and es-

calations. This directly results in volume reduction, increase first call resolution and improves customer experience.

(q) **Routing with intelligence** - intelligent routing places customer interactions (phone, email, and chat) into the hands of the agents and associates who are best suited to handle them. They receive the information they need prior to the contact transfer to eliminate repetition and facilitate faster issue resolution.

Together or separately, our solution supports the following call routing processes to reduce costly transfers:

(i) **Caller-directed call routing**. Use data entered by the caller via a touchtone pad (press one (1) for benefits, two (2) for claims, etc.) to route the call to the right resource.

(ii) **Data-directed call routing**. Prompts callers to enter an account number, group number, contract number, etc. via a touch-tone phone. Our solution uses these inputs to search your database(s) (integrated) for related customer or account information.

(iii) **Skills-based routing**. Our system can perform "data dips" by examining the database for the information needed to route the call. For example, if a specific technical skill is needed to resolve a particular issue, the system can look up records for skill sets, perform an availability query from the contact center, and then combine these two pieces of information to route the call to an available agent.

(r) **Aspect and Pega integration considerations (subject to governance budget approvals)**

Providing numerous on-screen communication tools and controls

(i) When Aspect is integrated with Pega suite of agent tools, provide agents a complete range of telephony capabilities embedded right into user interface. This includes features like conferencing, workgroup directories and status indicators, call hold, transfers, escalations, voicemail, and recording. Delays and dropped calls due to complicated phone controls are greatly decreased.

(ii) The Self Service Member Portal is a web based self-service tool, uniquely configured for this Agreement, encourages members to become more self-sufficient by providing member driven experience where users have quick access to integrated tools and content needed to address their queries.

By using a user-centric design process, our future state considerations, places members at the heart of the design and is:

(i) Personal: provides process, content and tools relevant to individual members

(ii) Intuitive: an easily navigated solution that enables users to complete tasks accurately and inspires members confidence in and their willingness to use the solution

(iii) Consistent: common terms, processes, content, and visual elements across the solution so users trust and believe in the information, as it is the same on phone as it is online

(iv) Integrated: supports members as they navigate to an answer through different screens and technologies, without difficulty

Training Solution

(i) Health Net-facing eLearning Module

Future state solution considers to develop a mobile-friendly eLearning course featuring troubleshooting information on key identified customer inquiries. This includes creation of On Demand tutorial videos that are loaded directly into self-service portal, which ultimately feeds the customer-facing knowledge answer engine. This enables customers to conduct their own real-time troubleshooting and drives self-support.

(ii) Proposed future state knowledge solution

(A) Leverages question-to-answer matching platform that allows both consumers and service agents to enter complete questions in plain language - including spelling mistakes, grammatical errors and "text speak" - and matches those questions to the knowledge management tool

(B) Includes reporting and analytics that capture customer intentions with sophisticated tools that extract full value from all the data and "voice of the customer" feedback, including an administrative platform that offers a wide range of standard and custom reports, and sophisticated quality analysis dashboards.

(C) Can be integrated with live help platforms; chat, click to call and email to (i) identify the question, (ii) provides suggested answers, and (iii) allow the agent to insert a response with a single click. By intelligently understanding the answer to the question organizations are able to improve agent efficiency, customer response times and self- help answer consistency/accuracy.

(iii) As a key component of the proposed future state solution, the self-service tier 0 is integrated with the tier 1 one 800 number contact center. This integration includes

(A) Consistent Content: agents use the same content available to members to assist members on the phone, creating a consistent and trusting service.

(B) Daily Content Updates: by using the reports from the multi-channel interactions, the team determines what content needs updating and works with contact center staff to understand how the knowledgebase should be updated to better support members

(C) Inquiry tracking: members are able to submit a request for assistance from the self-service portal, email, fax, chat, call and track status on the inquiry they made from all channels

Tier 0 - Self-service Key Capabilities

Our proposed future state solution acts as "virtual assistants" for members and providers, delivering the right answer and resolution with exceptional speed and accuracy. This leads to a better overall self-service experience and lower costs.

(i) Personalizing IVR interactions. Integrated voice response (IVR) solution integrates customer interaction and loyalty databases to ensure inquiries are routed and handled appropriately.

(ii) Transforming online self-service. Intelligent Web self-service solution, accepts questions in the users 'natural language,' and delivers clear, accurate and specific answers to customer inquiries (rather than requiring them to sift through long lists of possible search and FAQ results).

Tier 1 – Contact Center

Though a significant amount of member transactions can be delivered online and through self-service tools, as proposed in the future state solution, tier 2 supports managing alternative access points such as voice agent, chat agent, and email agent.

Members calling the 1-800 telephone numbers or emailing or chatting will be engaged by an agent in the customer service center. All inquiries will be routed to the appropriate contact point using the proposed multi-channel routing capability.

Proposed future state solution provides agents with a single, intuitive application for managing all customer interactions while minimizing applications, steps and barriers and Equipping agents with comprehensive customer details.

Tier 1 - Key Capabilities

(i) Review and acknowledge the details of the customers' prior issues, and can focus on moving ahead. Pull data from multiple back-end systems into one coherent view.

(ii) Precise information needed to answer questions, resolve complex issues, and deliver high quality, relevant information via email, phone, and chat.

(iii) Providing an integrated, "proactive" knowledgebase, access to scripted answers and providing direct access to accurate and concise answers.

(iv) Type in a customer's question as they ask it—or select a question submitted via email or chat—to receive a rapid, concise and accurate answer.

(v) Providing guidance and real time decision assistance.

(vi) Retrieve and incorporates user specific information into the responses it delivers to your agents.

Tier 2 – Complex Case Workers and Advisors

These are typically complex issues that need a very high level skills and expertise or in some cases having the ability to manage escalated calls. This tier also handles member inquiries that cannot be handled both at the self service level or contact center agent level.

In proposed future state Case managers are notified of escalated cases from Tier1 associates using the workflow tool. These case managers also work closely with HNT team on policy and procedure issues in addition to managing the content of the knowledge base.

This team also mines social CRM sites, manages predictive modeling tools and conducts member retention and loyalty reporting including member churn analysis.

Future state proposes to automate processes for improved issue resolution.

Tier 2 - Key Capabilities

(i) Automating workflow. Provides a consistent means to perform workflow-specific functions on a case, playing a major role in optimizing issue resolution.

(ii) The workflow tool is configured to define when and how the system: initiates screen pops, suggests surveys, pops images and documents, tracks how a call was handled/resolved, schedules a follow-up (inbound or Outbound), transfers ownership of a case or issue to another user, or escalates cases without agent intervention.

Tier 3 - Governance & Program Reporting

Below is a description of how Teleperformance will work with the Supplier Service Integration team on an ongoing basis.

For Contact Center Delivery Governance Teleperformance will rely on its PMO throughout the project to serve as the primary point of contact and communication for oversight of key functions, identification of needs, inter-company contact and internal referral for implementation. Once issues and needs are identified, the Teleperformance PMO will work with Health Net and Supplier Service Integration Team to clarify requirements, obtain documentation, provide feedback as needed and develop project plan methodologies, including tracking. Implementation will follow through the Client Services organization, which has day-to-day responsibility for communication of needs to Operations and other affected internal stakeholders. At the operations level, Teleperformance uses combinations of training, team meetings, systems based communication tools (such as CCMS) for both dissemination of changes and communication, as well as compliance tracking and documentation.

RASCI (the RASCI below may be modified as accountabilities and responsibilities are more clearly defined).

RASCI		R = Responsible The person who is ultimately responsible for delivering the project and/or task successfully. A = Accountable The person who has ultimate accountability and authority; they are the person to whom "R" is accountable. S = Supportive The person or team of individuals who are needed to do "the real work." C = Consulted Someone whose input adds value and/or buy-in is essential for ultimate implementation. I = Informed The person or groups of individuals who need to be notified of results or actions taken but don't need to be involved in the decision-making process					
Tower	RASCI Categories	Description	CTS Service Integration	CTS Contact Center Tower	CTS Infrastructure Tower	HealthNet PMO	TPUSA
CCC	Governance	Escalations/Disputes	R	A	I	C	S
CCC		SLA monthly and quarterly reporting	S	A	I	C	R
CCC		Change Control	R	A	S	I	S
CCC		Cross Tower Governance	R	A	S	I	S
CCC		Continuous Improvement Governance	R	A	S	I	S
CCC		Compliance Reporting and CAP Response	R	A	S	C	S
CCC	Communication	Product and Marketing (plan changes, campaigns)	R	A	S	R	C
CCC		Corporate Communications	R	A	I	C	S
CCC		Call Driver Alert notifications	C	A	I	C	A
CCC		SLA performance and improvement	I	A	S	I	A
CCC		Process changes and knowledge management tool update	C	A	R	I	S
CCC		Operational communication of process changes	C	A	I	C	A
CCC	Work Force Management	Membership Forecast	C	A	S	R	I
CCC		Monthly Call Volume Locked and Rolling Forecast	C	R/A	S	I	C
CCC		Skill creation and updates	C	A	R	I	A
CCC		Skill assignment and programing	I	A	C	I	R
CCC		Deviation Reporting (Over/Under)	I	A	I	C	R
CCC		Deviation Sign Off for additional staff (OT) missing SL; FTE Hiring plan approval	C	A	I	C	R
CCC		Intra-day Forecasting (volume, shrink, AHT) , Scheduling (shift bid. PTO)	I	A	I	I	R
CCC		Real time adherence	I	A	I	I	R
CCC		SLA Reporting for Telephone	I	A	R	I	S
CCC	Training	Curriculum development	C	A	I	C	R
CCC		Training delivery	I	A	I	I	R
CCC		Agent administration and profiles	I	A	R	I	A
CCC		Content and design development	A	R/A	I	C	S
CCC		Own physical classrooms	I	A	S	I	R
CCC	Operations	Personnel management (hire, train, coach, PIP)	I	A	S	I	R
CCC		SLA Operational Reporting and Management	I	A	S	I	R
CCC		Strategic Reporting (MBR, QBR, Continuous Improvement)	S	R/A	I	I	R/S
CCC	Technology	IVR Configuration	I	A	R	I	S
CCC		IVR improvement technology, tool integration	I	A	R	I	S
CCC		Administration of IVR,	I	A	R	I	S
CCC		Management of ACD switch	I	A	R	I	S
CCC		Request IVR updates, messaging	I	A	S	I	R
CCC		Multichannel capability	C	A	R	C	S
CCC		Desktop, network, telephony, SW administration and configuration	I	A	R	I	S
CCC		Desktop hardware and Imaging	I	A	S	I	R
CCC		Enterpise BCP/DR	I	A	R	I	C
CCC		Site Level BCP/DR	I	A	C	I	R
CCC		Operational implementation of BCP/DR	I	A	S	R	R
CCC	Quality	QA Updates	I	A	I	C	R
CCC		QA Auditing and Improvement	I	A	I	C	R
CCC		Calibration	I	A	I	C	R
CCC		Quality Reporting & Analytics	I	A	S	I	R
CCC		QA tools and Admin - CTS	I	A	R	C	S

Our proposed future state considers a full range of reporting and analytics capabilities to help measure effectiveness.

Tier 3 - Key Capabilities

(i) Fine-tuning performance through extensive reporting, variety of reports, including "time on case" and "days to close" reports.

(ii) Multichannel reports to identify trends in usage (i.e. fewer member/providers are calling and an increasing percentage are using chat or email).

(iii) Exact reports, at the desired level of detail, with no effort required from contact center personnel.

(iv) Leveraging complete interaction recording. Provides flexible options and configurations for recording voice interactions, capturing on-screen activities, and tracking agent performance.

(v) Powerful tool for coaching and monitoring agents, helping them improve at a faster rate.

(s) **Technology Roadmap Supplier TO UPDATE with MILESTONES**

Supplier will work with Teleperformance and other suppliers to adapt the current operating model in conjunction with ongoing technology enhancements. These enhancements below will be mutually agreed to and defined in the Technology Roadmap.

Implement ACD, IVR, and WFO solutions

(i) Provide solutions for the Health Net Contact Center business functions, including:

(A) Member and Provider calls for Commercial, Medicare, CA State Health Programs, Duals

(B) Member and Provider calls for MHN

(ii) ACD and IVR solutions with support for multiple languages

(iii) ACD solutions, developed with the target technology, including:

(A) Support for all existing toll-free phone numbers, including all numbers supported on the Rockwell (Commercial) and Symposium (MHN) ACDs

(B) ACD messaging and option gathering

(C) Skills-based routing

(D) Intelligent and emergent messaging

(E) Support for agent-initiated outbound calls

(iv) IVR solutions, developed with the target technology, including:

(A) Self service functions which will provide the most benefit to the call statistics and user experience

(B) Support for member and provider callers and (for FED) DoD callers

(C) Authentication of all callers

(D) Development of Natural Language features

(E) Intelligent context for IVR menus

(F) Intelligent messaging

(G) Recording of messages with professional voice talent

(H) Support for work-at-home agents and virtual call centers

(v) Integration of ACD, IVR, and WFO solutions with the PEGA contact center desktop (Omni)

(vi) Integration of IVR with host systems, leveraging Omni web services to meet host communication requirements, including expansion of those services if needed

(vii) Roll-out of integrated WFO solutions, including the following modules:

(A) speech analytics workforce scheduling e-training customer survey tied to the CSR

(B) quality recording – 100% & real time on-demand quality evaluation

(viii) Multi-channel support (email, mobile, SMS text, chat, voice, fax, and for COM, web "contact us", social networking), including:

(A) contact tracking of any channel type or of combinations thereof routing for all channel types scripted dialogs, used for multiple channel types

(ix) A suite of reports and dashboards to be developed by the project team, focusing on compliance mandated reports, out-of-the box reports, and support needed for reports which the business will develop. Reporting needs include:

(A) Reports meeting all government requirements

(B) Dashboards, system monitors, alerts, and other diagnostic tools to be developed or configured within the scope of this project

(C) Cradle to Grave reporting of ACD history, indicating all stops within a contact and where the time was spent

(D) Management reports, including IVR utilization

(E) Logging contact activities (transactions, menus visited, etc.), integrated with Omni, for all channels (email, chat, IVR, fax, etc.)

(F) Access to data for reporting, dashboards, alerts, CTI

(G) Real-time and historic views of incidents and trends

(H) Leveraging of analytics

(I) Showing composite statistics for calls (including the full life of the call, e.g. ACD, IVR, CSR, and downstream transfers).

(1) Preparation for post-implementation development of reports and dashboards, including product installations user access data access training

(x) Development and Test environments

(xi) Code management and migration tools and procedures

(xii) Stand up new hardware and install and configure vendor software for ACD, IVR, and WFO, integrating with the VoIP/SIP backbone infrastructure

(xiii) Queue hold – dialer

(xiv) Intelligent Outbound Dialer

This combined solution will be enabled and designed to provide a number of enhanced operational and customer capabilities including

(A) Drive to increased and enhanced self-service to increase the % of calls completed by self-service

(B) Leverage IVR Analytics to identify ongoing opportunities to improve self-service through improved IVR design

(C) Increase routing accuracy, to minimize call transfers

(1) Improve customer satisfaction and service delivery via solutions that are scalable, reliable and stable

(D) Leverage the latest industry technology to automate or streamline the CCC handling of external contacts, received through various channels, such as telephone calls (via the IVR or direct CSR involvement), email, chat, web (healthnet.com and hnfs.com), faxes, and (for COM) social media

(t) **Technology Hybrid Overview**

ACD/IVR capabilities will be fully leveraged across the Health Net infrastructure while some elements of TPUSA operational capabilities will be enabled via connectors and integrations to Health Net suite.

(i) Quality Assurance

(ii) RTA & Workforce Management

(iii) Payroll Systems

Technology Hybrid Solutions

ASPECT TECHNOLOGY	REQUIREMENT	CHALLENGES
Quality Assurance Tools	Possible Connector	TP QA Tools & Processes are leveraged and may require more dedicated resources and customized performance reporting and processes
Performance Mgmt.	24 Hr. Batch Upload	Batch upload to TP System (CCMS) will be required to collect agent level data in the format required
Scheduling & Forecasting	Possible Connector	TP Intraday Resources may need to be trained to non-standard systems and dedicated
RTA	Possible Connector	RTA Processes within TP may have challenges in leveraging Avaya tools and may require dedicated resources
Payroll	24 Hr. Batch Upload	Batch upload to CCMS will be required to collect agent level data to manage payroll/overtime etc

Supplier will also provide all telephony and data connectivity from the ACD/IVR platform to Teleperformance data centers:

(i) Teleperformance will receive from Supplier a regular monthly forecast that will take into account membership fluctuations and historical daily volume distributions across call types. Teleperformance will produce expected call distribution reports, and staffing plans to cover the forecast call volumes.

(ii) Teleperformance will re-assign agents between "queues" based on their skills etc. in order to provide the most effective use of available resources across the LOBs and call types associated with a particular location. Health Net/Supplier will provide TP with remote access to the ACD/IVR to facilitate queue and skill reassignment, etc.

(iii) Teleperformance will attempt to minimize unnecessary call transfers between agents, after receipt. As an ongoing part of performance management, Teleperformance uses Call Management System (CMS) data to identify multiple fundamental root causes, including system level misroutes, appropriate agent driven transfers and inappropriate transfers, and any system level changes required. From the information gained, Teleperformance and Supplier will work together to manage transfer rates within control parameters, and manage exceptions based on root causes. These measures are reported within the customary set of reports traded with Health Net.

(iv) Teleperformance manages the entire agent lifecycle of its employees through its CCMS tool/technology, which includes all aspects of personnel management including training, schedule management and eligibility. Additionally, day-to-day operational management related to call handling, call review, and all aspects of Quality Monitoring are facilitated through the same tools.

(v) C-SAT surveys will be provided to measure C-SAT and FCR metrics. Final determination of content and number of surveys will be determined during Transition, jointly between Health Net and Supplier. The questions are documented in the Transition Manual.

(vi) The Silver Link outbound dialer will be a responsibility of Supplier to provide to complete welcome calls. A forecast plan will be created during off-peak hours between Supplier and Teleperformance.

(vii) TTY capability will be provided by IT Tower to meet compliance requirements.

(u) **Data Connectivity & Agent functionality**

All incoming telephony (voice calls) will be routed to Health Net/Supplier provisioned Aspect ACD/IVRs, and will receive any required treatment to enable self-service or routing functionalities prior to routing to the approximately located Teleperformance agent. Calls will be routed using Supplier provided gateways and handset/softphones directly to a specific agent identified by unique login. Any appropriate CTI functionality and application connectivity necessary will be enabled by Supplier.

All network circuits, and data connectivity to each Teleperformance Center will be provided and managed by Supplier, including provisioning of failover circuitry etc., is controlled by Supplier.

Teleperformance is responsible for all network connectivity within a center. No general purpose external internet connectivity is required. Teleperformance agents are connected remotely to data and applications functionality provided by Supplier. Secure desktop functionality will be provided leveraging VDI capabilities and applications. Agent workstations will be provided by Teleperformance in accordance with the specifications provided by Supplier, and will connect to Health Net/Supplier systems leveraging Citrix systems capabilities hosted by Supplier.

No Health Net, patient or provider data will be stored at any Teleperformance locations in order to ensure Teleperformance meets the Health Net/Supplier requirements related to HIPAA and similar. All appropriate systems security at the agent desktop level, as well as any redaction of appropriate segments etc. of call recordings used to monitor agent performance etc. will be enabled using systems capabilities provided by Supplier.

(v) **Business Continuity and Disaster Recovery**

The identified location strategy relies on cross skilling of agents across multiple LOBs, and the ability to assign agents to different incoming queues as workload dictates. Calls will be routed across centers based primarily on fundamental skills or LOB requirements, for example only where possible all voice calls requiring support in Spanish regardless of LOB will be routed to our centers in our Near Shore centers (e.g. Chihuahua); or calls with legal requirements to be treated in the USA. Teleperformance will rely on the underlying call delivery and routing capabilities inherent in the Health Net/Supplier call delivery platform to provide call delivery continuity and disaster recovery capabilities between centers.

Additionally, Teleperformance provides numerous strategies and capabilities to enable continued operations in the event of a local adverse event. Each BCP is inherently site specific, and is designed to provide for continued operation where possible (e.g. alternate network connectivity, standby power etc.), as well as each BCP covers plans to ensure safety of employees and protection of company resources, as well as options available for alternate delivery of operations should a center prove to be partially or completely unavailable.

Teleperformance has developed a business impact analysis matrix for all services. Services are categorized as per criticality and disasters by likelihood of occurrence, based on which the DR/BCP strategy is defined. The components of this include:

(i) Configuration and maintenance of back-up sites (hot/warm/cold)

(ii) Data back-up strategy and frequency

(iii) Recovery drills and SLAs for service continuity

(iv) Redundancy in network and other infrastructure

(v) Back-ups for people

Teleperformance has assigned a priority to each of these disaster categories and service criticality and has identified suitable back up sites accordingly. The critical elements of the BCP at each of these levels are:

(i) Categorization of disasters.

(ii) Categorization of recovery process based on criticality. A categorization of LOB priority is as follows:

    (A) MediCal Member

    (B) MHN Member

    (C) Medicaid AZ Member

    (D) Medicare CA, OR, AZ Member

    (E) Commercial Member CA, OR, AZ

    (F) All Provider

    (G) Ancillary Support Functions

    (H) All Broker

(iii) Disaster scenarios and the recovery process.

(iv) Escalation and communication process

(v) Compliance and review process

(w) **Security**

Teleperformance' s solution for ensuring ongoing physical and logical security of Health Net's data in accordance with the requirements of the Agreement and Health Net's security policies is as follows:

(i) Teleperformance will implement and follow Health Net security standards and policies in order to comply with industry practices and regulations. Such security standards and policies include:

(ii) Applying individual and least privileged role-based access

(iii) Enforcing input and parameter validation and restriction where possible

(iv) Utilizing Health Net's single sign-on authentication mechanism (unless otherwise authorized by Health Net in writing)

(v) Prohibiting the sharing of system sign-on IDs

(vi) Employing secure methods of session management

(vii) Facilitating individual user logging of transactions

(viii) Implementing encrypted communication over open networks, as required by Health Net

(ix) Teleperformance will (1) install firewalls at the network layer used to provide the Services; (2) not use (or permit any Teleperformance Personnel to use) any removable storage devices such as USB drives, or floppy and CD disc drives; and (3) control Internet access by Teleperformance Personnel providing the Services.

(x) Teleperformance will not download any information (including Health Net Confidential Information) to hard drives on desktops or laptops, or print any such information

(xi) Teleperformance shall establish and administer security violation and unauthorized access attempt report mechanisms. In the event Teleperformance discovers a Security Incident or an unauthorized access attempt, Teleperformance shall:

(xii) Promptly contact Health Net and work with Health Net security to investigate such Security Incident or unauthorized access attempt in accordance with Health Net's security policies and procedures. Teleperformance shall provide information regarding such intrusion investigation to Health Net upon request

(xiii) Promptly provide a written report to Health Net describing such Security Incident or unauthorized access attempt

(xiv) Initiate commercially reasonable corrective actions to help minimize and prevent reoccurrence of such Security Incident or unauthorized access attempt

(xv) Prepare and retain documentation of investigations of such Security Incident or unauthorized access attempt and provide a copy of such documentation to Health Net

4. CHANGES TO SUPPLIER'S SOLUTION

As a general principle, Supplier has both the right and the obligation to perform the Services to be provided by it under this Statement of Work in the manner described in this Exhibit A-1. That said, Supplier is charged with responsibility for the adequacy of its Solution – which is to say that if Supplier's Solution, as described in this Exhibit A-1, should prove inadequate at any point during this Statement of Work's Term for Supplier to perform and deliver the Services in accordance with the obligations of the Agreement (including this Statement of Work), then Supplier is responsible for making such changes to its Solution as are necessary to enable Supplier to perform and deliver the Services in accordance with such obligations. All such changes are to be made in accordance with Schedule H (*Contract Change Control*) of the Agreement, as applicable according to its terms; *provided, however,* that Supplier is responsible for making such changes at its own cost and expense except in those cases (if any) in which the Agreement expressly provides that Health Net has Financial Responsibility for them.

5. RESOURCES

5.1 Resource Mix

To achieve Health Net's objectives of improvement in services delivery, faster speed to market, focus on growth and significant reduction in cost, Teleperformance will leverage its global operating model. The Onshore/Near shore/Offshore resource mix for contact centers operations is listed in the following table.

(i) Commercial PG Member English and Spanish (Restricted) to USA

(ii) Commercial PG Member English and Spanish (Non Restricted) to Philippines and Mexico

(iii) Commercial Member CA, OR, AZ English to Philippines

(iv) Commercial Member CA, OR, AZ Spanish to Mexico

(v) Commercial Provider CA, OR, AZ English to Philippines

(vi) ACA Member CA, OR, AZ English to Philippines

(vii) ACA Member CA, OR, AZ Spanish to Mexico

(viii) Medicare Member CA, OR, AZ - English to Philippines

(ix) Medicare Member CA, OR, AZ - Spanish to Mexico

(x) Medicare Provider English to Philippines

(xi) Mental Health PG Member English and Spanish (Restricted) to USA

(xii) Mental Health PG Member English and Spanish (Non Restricted) to Philippines and Mexico

(xiii) Mental Health (Member/Provider/Claims) English to Philippines

(xiv) Mental Health (Member/Provider/Claims) Spanish to Mexico

(xv) Correspondence to USA (potentially Philippines)

(xvi) Medicaid CA Member English to Philippines

(xvii) Medicaid AZ Member English to USA

(xviii) Medicaid CA Member Spanish to Mexico

(xix) Medicaid AZ Member Spanish to USA

(xx) Medicaid CA Provider English to Philippines

(xxi) Medicaid AZ Provider English to USA

(xxii) Commercial Broker CA, OR AZ English to Philippines (potentially USA)

(xxiii) Duals CA Member – English to Philippines

(xxiv) Duals CA Member – Spanish to Mexico

(xxv) Duals CA Provider – English to Philippines

Functional Support (work force, quality, training, management of agents) will be located in the same locations as lines of business above.

Leadership, PMO, Client Services, Resolution, Escalation, Project Support Services. Policies and Procedure, Curriculum functions and locations will be determined during implementation.

5.2 Resource Profile

Teleperformance has a well-defined methodology for recruitment and selection of candidates. Teleperformance will work closely with Health Net to establish job descriptions at various levels and functions. Based on these job descriptions, Teleperformance will select candidates with the proper qualifications and experience in order to ensure a "best-fit" for Health Net.

The table below is an indicative illustration of requirements and the minimum qualifications required to be selected for the contact center operations roles which Teleperformance will rely upon for our processes in ongoing selection of employees to the program.

Contact center agent	
Qualification & Experience	*Selection Process*

HS Graduates One year of contact center experience English written and verbal communication skills. Knowledge of healthcare basics Type thirty (30) WPM Willingness to work flexible schedules	HR Interview Operations Interview Criminal background check

Team Manager	
Qualification & Experience	*Selection Process*
Bachelor's Degree or equivalent work experience. Excellent Communication and Leadership skills Three (3) to five (5) years' experience leading large teams	HR Interview-screening for roles and responsibility Operations Interview Criminal Background Check.

Work Force Management	
Qualification & Experience	*Selection Process*
Bachelor's Degree or equivalent work experience Excellent Communication and Leadership skills Three (3) - five (5) years of call center experience. Previous workforce management experience.	HR interviews and screening. Interview with Business Leadership Screening for leadership ability and cultural fit Criminal background check.

6. OPERATING HOURS

Supplier and Teleperformance will at minimum replicate the operating hours adhered to by Health Net's Contact Center organization as of the Effective Date, as set forth in the table below. Supplier and Teleperformance acknowledges and agrees that performance of the Contact Center Services will regularly require Supplier Personnel to perform additional/overtime work outside regular operating hours, and that such additional/overtime work is within the scope of the Contact Center Services.

Supplier and Teleperformance will extend its hours of operations (for example, through overtime, weekend and holiday work) from time to time as needed to meet regulatory requirements, Compliance and Service Level metrics and other requirements of the Agreement. Supplier's and Teleperformance's work during such extended hours of operations is within the scope of the Contact Center Services.

Within the regular Hours of Operations listed below, Supplier and Teleperformance will have staff work according to defined shift schedules. However, Supplier and Teleperformance will make reasonable efforts to permit Supplier and Teleperformance staff to work flexible shift times when that can be done without jeopardizing Supplier's and Teleperformance's ability to meet regulatory requirements, Compliance and Service Level metrics and other requirements of the Agreement.

The operating hours for the Contact Center Services are given below.

LOB/Work Group	Hours and Days of Operation (US Pacific time)
Commercial	
Commercial CA Member	M-F 8-6
Commercial OR Member	M-F 7:30-5
Commercial AZ Member	M-F 7-6 (Outside Daylight Savings time 6-5)
ACA CA Member	M-Sa 8-8 11/15- 2/15; M-F 8-6 rest of the year
ACA OR Member	M-Sa 8-8 11/15- 2/15; M-F 8-6 rest of the year
ACA AZ Member	M-Sa 8-8 11/15- 2/15; M-F 8-6 rest of the year
Commercial and ACA CA, OR Provider	M-F 8-5
Commercial and ACA AZ Provider	M-F 7-6 (Outside of daylight savings 6-5)
Medicare	
Medicare CA Member	8-8 7days 10/1- 2/15; M-F 8-8 rest of the year
Medicare OR Member	8-8 7days 10/1- 2/15; M-F 8-8 rest of the year
Medicare AZ Member	8-8 7 days 10/1-2/15; M-F 8-8 rest of the year
OEV (Outbound Enrollment Verification)	8-8 7 days 10/1-2/15; M-F 8-8 rest of the year
Medicare CA/OR/AZ Provider	M-F 7-6 (Outside of daylight savings 6-5)
State Health Plans	
Medicaid CA Member	7 x 24 hrs.
Medicaid AZ Member	7 x 24 hrs.
Medicaid CA Provider	7 x 24 hrs.
Medicaid AZ Provider	7 x 24 hrs.

LOB/Work Group	Hours and Days of Operation (US Pacific time)
Duals CA Member	7 x 24 hrs.
Duals CA Provider	M-F 7-6
Brokers	
Commercial CA Broker	M-F 8-5
Commercial OR Broker	M-F 8-5
Commercial AZ Broker	M-F 8-5
MHN	
MHN Member	M-F 5-5
MHN Provider	M-F 5-5
MHN Claims	M-F 5-5

NOTE: Commercial, Medicare and ACA AZ Provider - M-F 7am-6pm (outside Daylight Saving Time Period: M-F 6am-5pm)

EXHIBIT A-1.1

APPROVED SERVICE DELIVERY CENTERS

The Service Delivery Centers at (or from) which Supplier is authorized to perform the Services under this Statement of Work are those listed below. Even if Health Net has approved Supplier's use of an Affiliate or other Subcontractor to perform certain aspects of the Services, their performance must be from an approved Service Delivery Center listed in this Exhibit A-1.1.

Onshore Service Delivery Centers

Primary Location	Type of Facility	Hours of Operation	Functions / Services	Languages Supported	Key Platform / Systems	Back-up / Fail-over Location	Facility Operator	Facility Owner	Date Placed in Service	Multi-client Site (Y/N)?
Shreveport, LA, USA TPUSA, Inc. 5800 Industrial Loop Shreveport, Louisiana USA 71129	Contact Center	7x24;365	IB/OB Call, off phone case follow up	English, Spanish and Language Line support for all other	Aspect, IEX (NICE), Pegasystems, email, web, IVR, Right-Fax, Macess, Lotus Notes, Health Net Connect, CSI, ABS, Clear-Tran, PSA	Davao, Philippines, Chihuahua, Mexico, Rancho Cordova, CA, Woodland Hills, CA	TPUSA	TPUSA leases from	October 2013	Y, Health Net has secured and locked area
Rancho Cordova, CA, USA	Contact Center	7x24; 365	IB/OB Call; off phone ancillary and support services	English, Spanish and Language Line support for all other	Aspect, IEX (NICE), Pegasystems, email, web, IVR, Right-Fax, Macess, Lotus Notes, Health Net Connect, CSI,	Davao, Philippines, Chihuahua, Mexico, Woodland Hills, CA	Health Net	Health Net leases from	N/A	Y Other Health Net functions; secured and locked area – until 2/28/17

Primary Location	Type of Facility	Hours of Operation	Functions / Services	Languages Supported	Key Platform / Systems	Back-up / Fail-over Location	Facility Operator	Facility Owner	Date Placed in Service	Multi-client Site (Y/N)?
					ABS, Clear-Tran, PSA					
Woodland Hills, CA, USA	Contact Center	7x24; 365	IB/OB Call; off phone ancillary and support services	English, Spanish and Language Line for support of all other	Aspect, Aspect, IEX (NICE), Pegasystems, Lotus Notes, Health Net Connect, CSI, ABS, Clear-Tran, PSA	Davao, Philippines, Chihuahua, Mexico, Rancho Cordova, CA	Health Net	Health Net leases from	N/A	Y Other Health Net functions; secured and locked area until 2/28/17

Holidays observed in the above-listed centers:

Actual hours of operation will follow Health Net required days of operation regardless of local holidays.

Six (6) annual holidays: New Year's Day, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

Near-shore Service Delivery Centers

Primary Location	Type of Facility	Hours of Operation	Functions / Services	Languages Supported	Key Platform / Systems	Back-up / Fail-over Location	Facility Operator	Facility Owner	Date Placed in Service	Multi-client Site (Y/N)?
Chihuahua, Mexico Teleperformance Mexico S.A. Miguel de Cervantes Saavedra 100, Complejo	Contact Center	7x24;365	IB/OB and off phone case follow up	Spanish and English, Language Line for all other	Aspect, IEX (NICE), Pegasystems, email, web, IVR, RightFax, Macess, Lotus Notes, Health Net Connect, CSI, ABS, ClearTran, PSA	Davao, Philippines, Chihuahua, Mexico, Woodland Hills, CA	TPMexico	TP Mexico leases from	August 2014	Y, secured and locked area

Holidays observed in the above-listed centers:

Actual hours of operation will follow Health Net required days of operation regardless of local holidays.

Mexico Holiday Schedule:

(a) January 1st - New Year's Day

(b) February 5th - Constitution Day

(c) March 21st - Benito Juarez Day (Presidents Day)

(d) May 1st - Labor Day

(e) September 16th - Independence Day

(f) November 20th - Mexican Revolution Day

(g) December 25th - Christmas Day

Offshore Service Delivery Centers

Primary Location	Type of Facility	Hours of Oper-ation	Functions / Services	Languages Supported	Key Plat-form / Sys-tems	Back-up / Fail-over Location	Facility Opera-tor	Facility Owner	Date Placed in Ser-Ser-vice	Multi-client Site (Y/N)?
Davao, Philip-pines 2nd Floor, SM City Davao Annex, Quimpo Blvd, Dabao 8000	Contact Center	7x24, 365	IB/OB call, off phone case follow up and correspondence	English and Language Line for all other	Aspect, IEX (NICE), Pegasystems, email, web, IVR, Right-Fax, Macess, Lotus Notes, Health Net Connect, CSI, ABS, ClearTran, PSA	Shreveport, LA, Chi-huahua, Mexico, Rancho Cordova, CA, Wood-land Hills, CA	TP Philip-pines	TP Philippines leases from	Au-gust, 2014	Y, se-cured and locked
TBD Philippines Teleperformance Philippines	Contact Center	7x24, 365	IB/OB call, off phone case follow up and correspondence	English and Language line for all other	Aspect, IEX (NICE), Pegasystems, email, web, IVR, Right-Fax, Macess, Lotus Notes, Health Net Connect, CSI, ABS, ClearTran, PSA	Davao, Philippines, Shreveport, LA, Chi-huahua, Mexico, Rancho Cordova, CA, Wood-land Hills, CA	TP Philip-pines	TP Philippines	Decem cem-ber, 2014	Y se-cured and locked

Primary Location	Type of Facility	Hours of Operation	Functions / Services	Languages Supported	Key Platform / Systems	Back-up / Fail-over Location	Facility Operator	Facility Owner	Date Placed in Service	Multi-client Site (Y/N)?
TBD Philippines	Contact Center	7x24; 365	IB/OB call, off phone case follow up and correspondence	English and Language Line for all other	Aspect, IEX (NICE), Pegasystems, email, web, IVR, Right-Fax, Macess, Lotus Notes, Health Net Connect, CSI, ABS, ClearTran, PSA	Davao, Philippines, Shreveport, LA, Chihuahua, Mexico, Rancho Cordova, CA, Woodland Hills, CA	TP Philippines	TP Philippines leases from	February, 2015	Y, secure and locked area
	Contact Center	7x24; 365	IB/OB call, off phone case follow up and correspondence	English and LanguageLine for all other	Aspect, IEX (NICE), Pegasystems, email, web, IVR, Right-Fax, Macess, Lotus Notes, Health Net Connect, CSI, ABS, ClearTran, PSA	Davao, Philippines, Shreveport, LA, Chihuahua, Mexico, Rancho Cordova, CA, Woodland Hills, CA			May, 2015	Y, Secure and lock area

Actual hours of operation will follow Health Net required days of operation regardless of local holidays.

Holidays observed in the above-listed centers:

MONTH	TYPE OF HOLIDAY	HOLIDAY DESCRIPTION
JANUARY	LEGAL HOLIDAY	NEW YEAR
JANUARY	SPECIAL HOLIDAY	CHINESE NEW YEAR
FEBRUARY	SPECIAL HOLIDAY	PARANAQUE DAY
MARCH	SPECIAL HOLIDAY	DAVAO DAY
APRIL	LEGAL HOLIDAY	DAY OF VALOR
APRIL	LEGAL HOLIDAY	MAUNDY THURS
APRIL	LEGAL HOLIDAY	GOOD FRIDAY
APRIL	SPECIAL HOLIDAY	BLACK SATURDAY
MAY	LEGAL HOLIDAY	LABOR DAY
JUNE	LEGAL HOLIDAY	INDEPENDENCE DAY
JUNE	SPECIAL HOLIDAY	MAKATI DAY
JULY	LEGAL HOLIDAY	EIDUL FITR
JULY	SPECIAL HOLIDAY	PASIG DAY
AUGUST	LEGAL HOLIDAY	NAT'L HEROES
AUGUST	SPECIAL HOLIDAY	NINOY AQUINO DAY
AUGUST	SPECIAL HOLIDAY	QUEZON CITY DAY
SEPTEMBER	SPECIAL HOLIDAY	OSMEÑA DAY
OCTOBER	LEGAL HOLIDAY	EIDUL ADHA
OCTOBER	SPECIAL HOLIDAY	CHARTERS DAY
NOVEMBER	SPECIAL HOLIDAY	ALL SAINTS DAY

MONTH	TYPE OF HOLIDAY	HOLIDAY DESCRIPTION
NOVEMBER	LEGAL HOLIDAY	BONIFACIO DAY
DECEMBER	LEGAL HOLIDAY	CHRISTMAS DAY
DECEMBER	LEGAL HOLIDAY	RIZAL DAY
DECEMBER	SPECIAL HOLIDAY	DEC.24
DECEMBER	SPECIAL HOLIDAY	DEC.26
DECEMBER	SPECIAL HOLIDAY	DEC.31
DECEMBER	SPECIAL HOLIDAY	PASAY DAY
DECEMBER	SPECIAL HOLIDAY	ANTIPOLO DAY

EXHIBIT A-1.2

SERVICE DELIVERY CONFIGURATION AT THE COMPLETION OF PHASE 2

Contact Center Organization Structure (Phase 3)


Contact Center Tower Organization (Phase 3 3/1/17-2/28/22)
TP Contact Center Lead (Vice President)
Reports to CTS Contact Center Tower Lead
whom reports to PS Lead
USA Operations Manager
Mexico Operations Manager
Philippines Operations Director
Support Staff (report to functional mgmt.)
1 Acct. Mgr.
1 WFM (shared)
2 WFA
1-2 QA
1-2 Trainers
LOB: Member Spanish; except AZ Medicaid, PG Acct.
ACCM (3)
Supervisors (12)
Agents (200)
Support Staff (report to functional mgmt.)
1 Acct. Mgr.
4 WFA
2 QA
2 Trainers
Recruitment: Shared resource in sites
Compliance Manager and Risk Analyst
Account Director and Managers and PMO Team
CCC Tower Lead with Service Integration Team will create the strategy, changes go into intake & cross-tower implementation plan; CCC output is lead by the CCC PMO team and implemented into the CCC Tower functional teams
Ancillary Services (direct line to VP PS) Primary Location CA
IRT Team (25 FTE)
PPG Transfer Unit (19 FTE)
Ancillary (17 FTE)
Communication (2 FTE)
Reporting (5 FTE)
Proprietary & Confidential - Not For Distribution
4


Contact Center Tower Reporting Structure to Teleperformance
VP PS will report to Brian Johnson.
PMO team will report to VP PS and dotted line to Jim.
Compliance team will report to VP PS and dotted line to Bruce under Corp. Teleperformance
SAM and client service team will report to VP PS and dotted line to Terry. Terry reports to Brian
Support Services: Will report to VP PS and dotted line to functional leaders. Functional leaders report under Brian Johnson Operations organization
Recruitment: Jim Phillips, EVP Recruitment
Training/Curriculum Development and Knowledge Management : Jacqueline Buschur, EVP Training
WFM/QA: Rolando Rincon, EVP WFM and Quality
Proprietary & Confidential - Not For Distribution
5

Contact Center Organization Structure (Teleperformance)



Teleperformance P5 Delivery Center Structure
Operations and Client Services Executives
P5 Vice President
USA
Mexico
Philippines
Center Management View by Geography
Client Services
Center Director
Recruiting
Quality Assurance
Training
Assistant Center Managers
Supervisors
Agents
Shared Support
Workforce Management
Recruiting
Human Resources
Information Technology/
Quality & Compliance

The Teleperformance Delivery structure will be providing up to 4 positions of ongoing PMO and consulting resources to promote governance, technology application, and program/project management throughout the lifecycle of the relationship and through ongoing operations. This will be delivered through Teleperformance Professional Services, under the close direction of the Vice President.

Subcontractors may be used to deliver some services under this agreement, however, at the time of this writing, Teleperformance has not identified any such required services and will provide any such identification going forward in accordance with governance practices outlined in the agreement.

EXHIBIT A-3

CONTACT CENTER ORGANIZATION CHART

EXHIBIT A-3

CONTACT CENTER ORGANIZATION CHART

This Exhibit A-3 (*Contact Center Organization Chart*) contains organization charts showing, at a specific recent point in time prior to the Effective Date, the positions (including both filled and currently open positions) that represent the Health Net organizational unit(s) whose Functions are being outsourced to Supplier under this Statement of Work. This document is included as part of this Statement of Work as a supplemental means of depicting the Functions that comprise the Contact Center Services for which Supplier is assuming responsibility from Health Net under this Statement of Work. It is **not** included for the purpose of establishing any numerical FTE benchmark or baseline for use in determining Supplier's Charges for the Contact Center Services. Any changes in the organization charts between the Agreement's Effective Date and the BPaaS Services Commencement Date shall not be interpreted to represent a change in the scope of the Contact Center Services in the absence of Health Net specifically adding or removing Functions from Exhibit A (*Contact Center Services*) of this Statement of Work.

Customer Contact Center Organizational Chart

DRAFT



Customer Contact Center
Location Key
Rancho Cordova, CA
Woodland Hills, CA
Irving, TX
Huntington Beach, CA
San Rafael, CA
Work From Home
Vice President, Contact Center Operations
Executive Assistant
Manager, Business Analysis
Planning and Financial Analyst
Director A (Commercial)
Director B (Medicare, MHN, and Vendor Management)
Director C (SHP and Cal Medi Connect)
Compliance Reporting (incl regulatory) Data Analytics Data Analytics P&Ps Project Support Omni SOPand Roll Out Post Call Surveys
Strategy Budget
Commercial CCC (including ACA) Performance Groups ASU ERU IRT PTU Web Support PDRs ACA Escalations
Medicare CCC MHN CCC Vendor Management Command Center and Workforce Management ACD Reporting Knowledge Base (KB) and Communications
SHP CCC (including AZ Medicaid and Cal Medi Connect) PDRs

Customer Contact Center Organizational Chart

DRAFT


Location Key
Rancho Cordova, CA
Woodland Hills, CA
Irving, TX
Huntington Beach, CA
San Rafael, CA
Work From Home
Manager, Business Analysis
(Project Support, P&Ps, Reporting, Data Analytics, Databases, Compliance, Omni SOP, Post Call Survey, System Testing
Supervisor
(Reporting and Data Analytics)
Compliance
1 Business Compliance Consultant (BCC)
1 Compliance Analyst
Business Process Consultant (BPC)
(Omni Support and Post Call Survey)
Databases
2 Sr Business Analysts
Omni SOP
2 Business Analysts
3 CSRs
Project Support, P&Ps and System Testing
3 CCC Analysts
Reporting
1 Sr Business Analyst
2 Business Analysts
1 Sr Business Analyst
Data Analytics
1 Sr Business Analyst
1 Business Analyst

Customer Contact Center Organizational Chart

DRAFT

Location Key

- Rancho Cordova, CA
- Woodland Hills, CA
- Irving, TX
- Huntington Beach, CA
- San Rafael, CA
- Work From Home



Planning and Financial Analyst
Strategy and Budget (0 headcount)

Customer Contact Center Organizational Chart


Woodland Hills, CA
DRAFT
Irving, TX
Huntington Beach, CA
San Rafael, CA
Work From Home


Director A
(Commercial and Other Services)
Manager A
PGs, IRT, ASU, Commercial provider and member calls
Manager B
AZ, CA and OR Commercial CCC, ACA Escalations
Manager C
Commercial CCC
Manager D
PTU
Project Manager
CA Commercial Calls
6 Supervisors
148 CSRs
9 CSRs
AZ, CA, OR Commercial
6 Supervisor
106 CSRs
AZ and CA Commercial
7 Supervisors
158 CSRs
Provider Transfer Unit (PTU)
1 Supervisor
19 CSRs
ACA Projects
0 headcount
ASU (Broker)
19 CSRs
ACA Escalations
4 CSRs
Vaden Acct CSR
1 CSRs
IRT (email and chat)-Member
1 Supervisor
24 CSRs
IRT (email and chat)-Providers
1 Supervisor
4 CSRs
Web Support
1 CSRs
Prior Authorization Calls
15 CSRs

Customer Contact Center Organizational Chart



DRAFT
Location Key
Rancho Cordova, CA
Woodland Hills, CA
Irving, TX
Huntington Beach, CA
San Rafael, CA
Work From Home
Director B (Medicare and MHN CCC And Command Center)
Manager A Vendor Management and KB/Communications
Manager B MHN CCC
Manager C MHN CCC
Manager D Command Center and Workforce Management
Vendor Management 2 Vendor Analysts (1 TBH)
MHN CCC 2 Supervisors 40 CSRs
MHN CCC 3 Supervisors 78 CSRs 10 FTE off the phone work
Command Center Functions 1 Sr Tech 2 Techs
1 Tech
4 Techs
Resolutions/ Escalations 1 Supervisor 14 CSRs
Workforce Management and ACD Reporting 1 Sr. Business Analyst
1 Sr. Business Analyst
KB/Communications 2 KB Specialists
1 Communication Specialists (TBH)
1 Training and Development Specialist

Customer Contact Center Organizational Chart

DRAFT

Location Key

- Rancho Cordova, CA
- Woodland Hills, CA
- Irving, TX
- Huntington Beach, CA
- San Rafael, CA
- Work From Home



Director C
SHP (including AZ Medicaid and Cal Medi Connect)
Manager A
SHP CCC
Manager B
SHP CCC, Cal Viva
Manager C
Cal Medi Connect CCC, Resolutions/Escalations
SHP CCC (including AZ Medicaid)
5 Supervisors
134 CSRs
SHP CCC (including Cal Viva)
4 Supervisors
149 CSRs
Cal Medi Connect
4 Supervisors
21 CSRs
Off the phone activities (including TOC, prenatal forms, etc.)
17 CSRs
SHPSelf Service Reporting
1 CSR
Resolution/Escalations
2 CSRs

EXHIBIT B-1
SERVICE LEVEL METRICS

I. CONTACT CENTER OPERATIONAL LEVELS

All Service Levels are subject to the Service Level Methodology set forth in Schedule B (*Service Levels*) and the applicable provisions of the Agreement and the Exhibits thereto.

***Note: All Service Levels will be subject to the Service Level methodology set forth in the applicable provisions of the Agreement and Exhibits. All Service Levels will be measured per LOB with the Weighting Factor evenly split between each applicable LOB.**

Category / Name	Description	Measurement Period	Measurement Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement
Email Answer Time – Inquiry Response Time	Inquiry Response Time measures the time it takes for a CSR to respond to a Customer who has inquired via email. Inquiry Response Time is calculated by dividing (i) the number of inquiries with a Response Time as defined by the specified SLA or less by (ii) the number of inquiries. "***Response Time***" means the time between (i) when a message is Received by the Contact Center to (ii) when a CSR responds to the Customer in the medium of the Customers choice. "***Received***" means, for purposes of this Service Level, that point in time when an inquiry has entered into the Contact Center work queue.	Daily	Macess, Omni, database	All LOBS Members 100% of inquiries responded to within one (1) Business Day Providers 100% of inquiries responded to within two (2) Business Days Contact Center agents must reply on receipt to the	Y		A	N

Category / Name	Description	Measurement Period	Measurement Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement
				sender within the 1-2 days for 100% SLA. If the response from other departmen ts takes more than one day, the follow up may go beyond the 1-2 day to complete FCR date.				
MHN Claims – Inquiry Response Time	Inquiry Response Time measures the time it takes for a CSR to respond to a claims submission request. Inquiry Response Time is calculated by dividing (i) the number of inquiries with a Response Time of thirty (30) Business Days or less by (ii) the number of inquiries. "***Response Time***" means the time between (i) when a message is Received by the Contact Center to (ii) when a CSR responds to the Customer in the medium of the Customers choice.	Daily	Unity	100% of inquiries responded to within thirty (30) Business Day	Y		B	N

Category / Name	Description	Measurement Period	Measurement Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement
	"***Received***" means, for purposes of this Service Level, that point in time when an inquiry has entered into the Contact Center work queue.							
Service Levels	Call Answer Time measures the amount of time it takes from the point that a call is routed to a Customer Service Representative ("***CSR***") from Health Net's Interactive Voice Response Unit ("***IVR***") until a CSR answers the call. Measures the percentage of callers that reach a live CSR within a defined number of Seconds On Hold. "***Seconds On Hold***" and "***Minutes On Hold***" are measured from the time the caller selects the option to speak to a CSR in IVR to the time the caller is connected to a live CSR. (1) Measured by dividing (i) the number of Commercial Member (including ACA) calls answered in thirty (30) Seconds On Hold or less by (ii) the total number of Commercial Member calls offered. (2) Measured by dividing (i) the number of Commercial Provider calls answered in forty-five (45) Seconds On Hold or less by (ii) the total number of Commercial Provider (including ACA) calls offered (3) Measured by dividing (i) the number of	Monthly	ACD, database, Macess, Omni	Each of the following metrics will account for an equal allocation of the overall weighting for this SLA. For clarity, a miss on one line of business will not constitute a miss of the entire Service Level SLA for the month. (1) Commerci	Y		B	Y

Category / Name	Description	Measurement Period	Measurement Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement
	Medicare Provider calls answered in forty-five (45) Seconds On Hold or less by (ii) the total number of Medicare Provider calls offered. (4) Measured by dividing (i) the number of SHP (MediCal, Cal-Viva, Healthy Family, and DUALs) Provider calls answered in forty-five (45) Seconds On Hold or less by (ii) the total number of SHP DUALs Provider calls offered. (5) Measured by dividing (i) the number of AZ Medicaid (AHCCCS) Provider calls answered in forty-five (45) Seconds On Hold or less by (ii) the total number of Medicaid (AHCCCS) Provider calls offered.. (6) Measured by dividing (i) the number of MHN Member calls answered in thirty (30) Seconds On Hold or less by (ii) the total number of MHN Member calls offered. (7) Measured by dividing (i) the number of MHN Provider calls answered in forty-five (45) Seconds On Hold or less by (ii) the total number of MHN Provider calls offered. 8) Measured by dividing (i) the number of			al Member (Non performance Group) – Percentage of calls answered in 30 seconds or less >= 60% 2) Commercial Provider – Percentage of calls answered in 45 seconds or less >= 60% (3) Medicare Provider - Percentage of calls answered in 45 seconds or less >=				

Category / Name	Description	Measurement Period	Measurement Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement
	Performance Group (PGs) Member calls answered in thirty (30) Seconds On Hold or less by (ii) the total number of Performance Group Member calls offered. 9) Measured by dividing (i) the number of Broker calls answered in thirty (30) Seconds On Hold or less by (ii) the total number of Broker calls offered.			60% (4) SHP Provider - Percentage of calls answered in 45 seconds or less >= 60% (5) AZ Medicaid Provider - Percentage of calls answered in 30 seconds or less >= 75% (6) MHN Member - Percentage of calls answered in 30 seconds or less >= 80%				

Category / Name	Description	Measurement Period	Measurement Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement
				(7) MHN Provider - Percentage of calls answered in 30 seconds or less >= 80% (8) PGs Members - Percentage of calls answered in 30 seconds or ASAs levels based upon contractual obligations (see PG Attachment) (9) Brokers - Percentag				

Category / Name	Description	Measurement Period	Measurement Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement
				e of calls answered in 30 seconds or less >= 80%				
Call Abandon	Call Abandon Rate measures calls that are terminated by the caller prior to reaching a CSR. (1) Commercial Member Call Abandon Rate will be calculated by dividing (i) the sum of (A) total number of Commercial Member IVR calls terminated by the caller after making the selection on the IVR or phone switch to speak to a CSR and prior to the CSR answering the call, by the total number of Commercial Member Calls offered. (2) Commercial Provider Call Abandon Rate will be calculated by dividing (i) the sum of (A) total number of Commercial Provider IVR calls terminated by the caller after making the selection on the IVR or phone switch to speak to a CSR and prior to the CSR answering the call, by the total number of Commercial Provider Calls offered. (3) Medicare Provider Call Abandon Rate will be calculated by dividing (i) the sum of (A)	Monthly	ACD, database	Each of the following metrics will account for an equal allocation of the overall weighting for this SLA. For clarity, a miss on one line of business will not constitute a miss of the entire Call Abandon SLA for	Y		B	Y

Category / Name	Description	Measurement Period	Measurement Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement
	total number of Medicare Provider IVR calls terminated by the caller after making the selection on the IVR or phone switch to speak to a CSR and prior to the CSR answering the call, by the total number of Medicare Provider Calls offered. 4) SHP (Medi-Cal, Cal-Viva, Healthy Family, and DUALs) Provider Call Abandon Rate will be calculated by dividing the sum of (A) total number of SHP Provider IVR calls terminated by the caller after making the selection on the IVR or phone switch to speak to a CSR and prior to the CSR answering the call, by (B) the total number of SHP Provider Calls offered. (5) AZ Medicaid Provider Call Abandon Rate will be calculated by dividing the sum of (i) total number of AZ Medicaid Provider IVR calls terminated by the caller after making the selection on the IVR or phone switch to speak to a CSR and prior to the CSR answering the call, by (ii) the total number of AZ Medicaid Provider Calls offered. 6) MHN Member Call Abandon Rate will be calculated by dividing the sum of (i) total number of MHN Member IVR calls terminated by the caller after making the selection on the IVR or phone switch to speak to a CSR and prior to the CSR answering the call, by (ii) the total number of MHN Member			the month. (1) Commercial Member – <= 7.0% 2) Commercial Provider – <= 7.0% (3) Medicare Provider - <= 5.0% (4) SHP Provider - <= 6.5% (5) AZ Medicaid Provider – <= 5.0% (6) MHN Member – <= 5.0%				

Category / Name	Description	Measurement Period	Measurement Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement
	Calls offered. (7) MHN Provider Call Abandon Rate will be calculated by dividing the sum of (i) total number of MN Provider IVR calls terminated by the caller after making the selection on the IVR or phone switch to speak to a CSR and prior to the CSR answering the call, by (ii) the total number of MHN Provider Calls offered. (8) Performance Group (PG) Member Call Abandon Rate will be calculated by dividing the sum of (i) total number of PG Member IVR calls terminated by the caller after making the selection on the IVR or phone switch to speak to a CSR and prior to the CSR answering the call, by (ii) the total number of PG Member Calls offered. (9) Brokers Call Abandon Rate will be calculated by dividing the sum of (i) total number of Brokers IVR calls terminated by the caller after making the selection on the IVR or phone switch to speak to a CSR and prior to the CSR answering the call, by (ii) the total number of Brokers Calls offered.			(7) MHN Provider – <=5.0% (8) PGs Members - Abandon ment levels based upon contractua l obligation s (see PG Report) (9) Brokers – <= 5.0%				
Answer Time – Inquiry Response Time	Inquiry Response Time measures the time it takes for a CSR to respond to a Customer who has inquired via voice mail or white mail. Inquiry Response Time is calculated by dividing (i) the number of inquiries with a Response Time of one (1) Business Days or	Monthly	Macess, Omni, ODW	Medicare - 100% of inquiries responded to within one (1) Business	Y		A	N

Category / Name	Description	Measurement Period	Measurement Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement
	less by (ii) the number of inquiries. "***Response Time***" means the time between (i) when a message is Received by the Contact Center to (ii) when a CSR responds to the Customer in the medium of the Customers choice. "***Received***" means, for purposes of this Service Level, that point in time when an inquiry has entered into the Contact Center work queue.			Day				
Call Handling – First Call Resolution	First Call Resolution measures the percentage of calls that are resolved by CSRs on the initial call. Calculation based upon (i) number of calls closed by CSR on same day of call divided by (ii) total number of calls (claims calls are not included) "***After Call Satisfaction Survey***" means the survey to be administered to Calls after the customer's call to the Contact Center is completed.	Monthly	Macess, Omni, ODW	All LOBs First Call Resolution >= 85%	Y		C	Y
Spanish Calls	Spanish Callers to be assisted by CSRs that speak Spanish without the need of a language assistance service. Calculation based upon (i) number of Spanish calls handled by vendor CSRs divided by (ii) total number of Spanish calls offered	Monthly	ACD, database, Omni, Qcare	>=95%	Y		A	N
Quality – Quality	Quality Monitoring Average measures the quality of CSR interactions with Customers,	Monthly	Macess, Omni, call	All LOBs Quality	Y		A	Y

Category / Name	Description	Measurement Period	Measurement Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement
Monitoring Average	including the accuracy of information provided to Customers, adherence to established procedures and customer relations skills, and accuracy of CSRs in entering data into the CRM system during or following an interaction. Supplier will perform a minimum of Ten (10) audits per associate per month for all applicable established channels of interaction (e.g., email, web support, white mail, phone calls, etc.). For each monitored interaction Supplier will complete a scorecard as approved by Health Net. Supplier will rate each CSR's performance using the scorecard in a fair, accurate and consistent manner. Scoring for each interaction will be calculated by dividing (i) the total number of quality attributes passed by the CSR, by (ii) the total number of quality attributes measured (0% to 100%). At Health Net's request, from time to time, the parties will conduct calibration sessions in which a sampling of interactions will be jointly monitored and rated by both parties to ensure consistency in the rating of performance. At the end of the measurement period, Supplier will calculate the average score received by each CSR during the measurement period ("***CSR Average Score***"). Quality Monitoring Average will be calculated by dividing (i) the sum of the CSR Average Scores, by (ii) the total number of		recording systems, database	Monitoring Average >= 97.5%				

Category / Name	Description	Measurement Period	Measurement Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement
	CSRs whose calls were monitored and scored. The aggregate quality scoring target per LOB is ninety seven and one half percent (97.5%) for all evaluations completed on employees with a minimum tenure of 90 days, in accordance with the Quality Assurance form used by Health Net ("QA Form"). The exclusion of tenured agents with less than 90 days will be effective during the Transition Phase 2 as described in Exhibit A-2 Transition Description only, and will apply to the period of measurement for each line of business transition. The exclusion will apply to the calculation measurement only. All other usage of QA monitoring for performance management in areas such as HIPAA compliance will be in effect. There is no exception of minimum tenure of agents for PG accounts (Commercial and MHN).							
Quality – Customer Satisfaction	Customer Satisfaction measures the level of Customer satisfaction in their interactions with the Contact Center. Supplier shall administer surveys to a random sample of Customers who have had a recent contact with the Contact Center. Customer Satisfaction is calculated by dividing (i) the total number of Survey responses with overall ratings of **[TBD]** (i.e. "very satisfied" or "extremely satisfied"), by	Quarterly	ACD, database	All LOBs >= 90%	Y		B	Y

Category / Name	Description	Measurement Period	Measurement Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement
	(ii) the total number of Survey responses. CSAT surveys not currently available for any LOBs. Survey to include the question "Are you satisfied with the service provided by the associate who assisted you today?							
Case Handling – Case Closure	Case Closure Time measures the time to close a case once it has been opened. Case Closure Time is measured as the time elapsed between when a case is first Opened to when the case is Closed. Measured in one (1) Business Day, three (3) Business Day and seven (7) Business Day increments. The metric excludes any claims cases regarding; new day, adjustments, and COB claims. (1) Measured by dividing (i) the number of cases with a Case Closure Time of one (1) Business Day or less, by (ii) the number of cases received less the number of claims cases (2) Measured by dividing (i) the number of cases with a Case Closure Time of three (3) Business Days or less, by (ii) the number of cases received. less the number of claims cases (3) Measured by dividing (i) the number of cases with a Case Closure Time of seven (7)	Monthly	Macess, Omni, ODW	All LOBs (1) Case Closure Time within one (1) Business Day >= 90% (2) Case Closure Time within three (3) Business Days >= 95% (3) Case Closure Time within seven (7) Business	Y		B	Y

Category / Name	Description	Measurement Period	Measurement Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement
	Business Days or less, by (ii) the number of cases received less the number of claims cases "***Opened***" means when an inquiry is received within the Contact Center either orally or written, and the interaction or request is documented by Supplier Contact Center Associates. "***Closed***" means when all actions are completed related to an inquiry and there is no follow up required by the Contact Center Associate			Days >= 98% (11) PGs Members – Case Closure based upon contractual obligations (see PG Report)				
Pre-Natal forms	Triage prenatal forms to the care mgmt. team to ensure information is accurate and to link PCP/PPG OBGYN/hospital within the same network. High risk pregnancy needs to be taken care of within 5 days. The definition of High-Risk pregnancy will be mutually agreed upon by the Parties.	Monthly	Qcare, Omni	SHP Customer service has 5 days to triage and forward high risk pregnancy to care mgmt. team.	Y		B	N
TOC/COC	Customer service needs to complete TOC/COC forms and process the work within 5 days. NON SPD Transitions of care and continuation of care need to be completed within 5 days.	Monthly	Qcare, Omni	SHP Customer service has 5days to review form, validate	Y		B	N

Category / Name	Description	Measurement Period	Measurement Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement
	**SPD and Cal- MediConnect are routed to PPCs			and forward to the PPC and/or UM team.				
Material request	Members requesting materials (handbooks, provider directories, etc.)	Monthly	Qcare, Omni	SHP Customer service to request materials to fulfillment within 72 hours	Y		B	N
CAHPS Survey	Score 88% or better for the Customer Service question on the Medicare Advantage Prescription Drug CAHPS Survey (MA-PD CAHPS) for Stars Ratings Note- The target needs to be reset annually to align to the new cut points. Score 88% or better for the Customer Service question on the Medicare Advantage Prescription Drug CAHPS Survey (MA-PD CAHPS) for Stars Ratings Note- The target needs to be reset annually to align to the new cut points. Goal is 4 Stars or higher	Annually	CAHPS Survey	88% or better for customer service questions on the CAHPS survey 88% or better for Stars Ratings	Y		B	Y
Provider Transfer Unit	Process all provider transitions and hospital terminations within regulatory timelines and agreed upon internal service levels for all products and lines of business	Monthly	Macess, Omni, ODW	**Commercial** PPG Level = 60 day	Y		B	Y

Category / Name	Description	Measurement Period	Measurement Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement
				member notification PCP Level = 30 day Capitated hospital term - 60 days FFS hospital term - 5 days post eff date **Medicare** PPG Level - 30 day member notification PCP - 30 day member notification Capitated hospital term - 30 days FFS hospital term - 30 days				

Category / Name	Description	Measurement Period	Measurement Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement
				Medi-Cal PPG Level - 30 day member notification PCP - 30 day member notification Capitated hospital term - 30 days FFS hospital term - 5 days post eff date **Commercial** PNM will notify PDM via email (NCF) within 5 business days of receipt of a PPG,				

Category / Name	Description	Measurement Period	Measurement Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement
				PCP or Hospital terminatio n PDM will forward email (NCF) within 5 business days of receipt of a PPG, PCP or Hospital terminatio n -The notice form aka NOC should be received by PTU at lease 45 days prior to the effective date of the change for PCP changes -The notice form aka				

Category / Name	Description	Measurement Period	Measurement Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement
				NOC should be received by PTU at least 75 days prior to the effective date of the change for PPG changes **Medicare** PNM will notify PDM via email (NCF) within 5 business days of receipt of a PPG, PCP or Hospital terminatio n PDM will forward email (NCF) within 5 business days of				

Category / Name	Description	Measurement Period	Measurement Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement
				receipt of a PPG, PCP or Hospital terminatio n -The notice form aka NOC should be received by PTU at lease 45 days prior to the effective date of the change for PPG and PCP changes **Medi-Cal** PNM will notify PDM via email (NCF) within 5 business days of receipt of a PPG, PCP or				

Category / Name	Description	Measurement Period	Measurement Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement
				Hospital termination PDM will forward email (NCF) within 5 business days of receipt of a PPG, PCP or Hospital termination -The notice form aka NOC should be received by PTU at lease 45 days prior to the effective date of the change for PPG and PCP changes				
Inquiry Response	This service level measures the timeliness of responses to inquiries from Regulatory	Monthly	Macess, Omni,	100% of all	Y		C	Y

Category / Name	Description	Measurement Period	Measurement Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement
Timeliness - (Regulatory, Legal, Compliance)	Affairs, Compliance, Legal or any regulatory/compliance area (such as DOI, ADOI, DMHC,Better Business Bureau, Legal, etc), which shall be calculated in accordance with the following formula: (Total # Inquiry Resp - # Late Inquiry Resp) / Total # Inquiry Responses X 100% Where: "***# Late Inquiry Responses***" means the number of responses to inquiries that are not Completed within the specified timeframes.		ODW	inquiries received shall be Completed within the timeline specified within the request or 72 hours (15 days for Better Business Bureau) whichever is shorter.				

EXHIBIT D

KEY SUPPLIER PERSONNEL

Subject to Section 7.4 (Key Supplier Positions) of the Terms and Conditions, the following positions shall be Key Supplier Positions filled by the individuals listed in the table below.

Key Supplier Position	**Initially Approved Individual**
Customer Care Tower Lead - Teleperformance	TBD
Operations Lead	TBD
Operations Lead - Mexico	TBD
Operations Lead - Philippines	TBD
Account Manager	TBD
Account Manager	TBD
Account Manager	TBD
Account Manager	TBD
Account Manager	TBD
Compliance Consultant	TBD

EXHIBIT H

SUBCONTRACTORS

1. INTRODUCTION

With reference to Section 7.7 of the Terms and Conditions, this Schedule H identifies the Subcontractors who are Approved Subcontractors for the purposes of this Statement of Work as of the Effective Date with respect to the Functions of each Subcontractor set forth below.

2. APPROVED SUBCONTRACTORS

Approved Subcontractor	Address	Functions
***		

AMENDED AND RESTATED

MASTER SERVICES AGREEMENT

STATEMENT OF WORK #4 (IT SERVICES)

AMENDED AND RESTATED

MASTER SERVICES AGREEMENT

STATEMENT OF WORK #4 (IT SERVICES)

This Statement of Work #4 (*IT Services*), dated November 21, 2014, but effective as of November 2, 2014 ("the ***SOW Effective Date***"), is made by and between Health Net, Inc., a Delaware corporation with its principal place of business located at 21650 Oxnard Street, Woodland Hills, California 91367 ("***Health Net***"), and Cognizant Healthcare Services, LLC("***Supplier***"), a Delaware corporation having an office at 211 Quality Circle College Station, TX 77845 (each, a "***Party***" and collectively, the "***Parties***"). This SOW #4 (*IT Services*) is entered into and shall be governed by the terms of that certain Amended and Restated Master Services Agreement entered into between the Parties dated November 21, 2014 (the "***Agreement***"). This Statement of Work #4 (*IT Services*) replaces and supersedes in all respects the Statement of Work #4 dated November 2, 2014.

1. INTRODUCTION

1.1 Background & Purpose

This SOW #4 (*IT Services*) describes the IT Services Supplier will provide for Health Net, as such Services are defined in Exhibit A (*IT Services*) to this SOW #4 (*IT Services*), and sets forth certain terms and conditions relating to them, including, among other things:

(a) The scope of the IT Services;

(b) The Solution Supplier will use to perform and deliver them;

(c) The Operational Service Levels Supplier will meet in providing them;

(d) The Key Supplier Positions applicable to them; and

(e) The Subcontractors (if any) approved by Health Net to provide certain of them.

1.2 Structure

This SOW #4 (*IT Services*) is comprised of this cover document and the following Exhibits:

Table 1: Exhibits to SOW #4 (*IT Services*)		
Item #	**Exhibit**	**Purpose of Exhibit**
1	Exhibit A (*Services*)	Describes the scope of the IT Services.
2	Exhibit A-1 (*Scope Model*)	Provides the Scope Model for the IT Services and includes as exhibits: • Exhibit A-1-1 (*Process Definitions*) • Exhibit A-1-2 (*Element Definitions*) • Exhibit A-1-3 (*Reserved*) • Exhibit A-1-4 (*Reserved*) • Exhibit A-1-5 (*HNFS Requirements*)

Table 1: Exhibits to SOW #4 (*IT Services*)		
Item #	**Exhibit**	**Purpose of Exhibit**
3	Exhibit A-3 (*Solution Description*)	Describes Supplier's solution for the provision of the IT Services and includes individual solutions as exhibits: • Exhibit A-3-1 (*Solution Description – ITO Phase I*) • Exhibit A-3-2 (*Solution Description – ITO Phase II*) • Exhibit A-3-3 (*Solution Description - BPaaS*) • Exhibit A-3-4 (*Solution Description – People/Process*) • Exhibit A-3-6 (*Solution Description - BPaaS Non-BPaaS Security*)
4	Exhibit B (*IT Service Levels*)	Provides the Service Levels applicable to the IT Services and includes as exhibits: • Exhibit B-1 (*Service Level Metrics*) • Exhibit B-2 (*Critical Services*) • Exhibit B-3 (*Resolvable Call Categories*) • Exhibit B-4 (*Service Request Completion Times*) • Exhibit B-5 (*Procurement Request Completion Times*) • Exhibit B-6 (*Reports*)
5	Exhibit D (*IT Key Supplier Positions*)	Identifies the Key Supplier Positions applicable to the IT Services.
6	Exhibit H (*IT Subcontractors*)	Identifies the Subcontractors approved by Health Net to provide certain of the IT Services.

1.3 Exhibit A-1-2 Element Definitions – Infrastructure Software

The Infrastructure Software Tab of Exhibit A-1 (Scope Model) lists the Infrastructure Elements Categories and assigns Actors roles to those Categories. The Elements applicable to each Category are listed in A-1-2 Elements Definitions. During Phase 1, Supplier and Health Net will assign all of the Infrastructure Software running or anticipated to be running in either the Supplier's Data Centers or at Health Net locations to the appropriate Infrastructure Software Elements. All Infrastructure Software shall be assigned to an Infrastructure Software Element such that all Infrastructure Software is represented on the Infrastructure Scope Model.

1.4 Special Order of Precedence of SOW #4 Documents

To the extent there is any conflict or inconsistency as to the responsibilities of either Party between (a) Exhibit A-1 (Scope Model), on the one hand; and (b) Exhibit A-3 (Solution Description), on the other hand, then the Exhibit A-1 (Scope Model) shall prevail. The Parties explicitly acknowledge that Exhibit A-3 (Solution Description) may not address every aspect of the Services, including each of Supplier's responsibilities otherwise covered in the Recurring Scope Exhibits.

1.5 BPaaS and non-BPaaS IT

This SOW #4 (*IT Services*) describes the IT Services and related terms that are required to support both the BPaaS Services ("***BPaaS IT***") and other information technology requirements of Health Net that are unrelated to the BPaaS Services ("**Non-BPaaS IT**"). Unless expressly stated otherwise, all IT Services and related terms in this SOW #4 (*IT Services*) apply to both BPaaS IT and Non-BPaaS IT requirements.

1.6 Enterprise Security Processes

The Scope Model designates Health Net as responsible for certain Enterprise Security processes. In some cases these Enterprise Security processes may overlap with other Security processes that Supplier is responsible to perform. The intent of this overlap it to give Health Net the option (but not the obligation) to perform these functions itself and "shadow" functions performed by Supplier. The fact that Health Net is responsible for certain Enterprise Security processes shall not in any way limit Supplier's responsibility and accountability for meeting its obligations with respect to information security under the Agreement.

2. DEFINITIONS

Capitalized terms used but not defined in this SOW #4 (*IT Services*) shall have the meanings given them in the Agreement.

3. ADDITIONAL IT SERVICES

In addition to the IT Services set forth in Exhibit A (*Scope Model*), the IT Services include (a) Audit Support Services, and (b) Health Net Policy Support Services as set forth in this Section 3.

3.1 VIP Support Services

Supplier will provide additional services ("***VIP Services***") as necessary to support individuals designated as VIPs (defined in Exhibit C-6) by Health Net. The VIP Services include:

(a) In addition to the standard End User Services, VIP support Services may require Supplier to dispatch technicians to the VIP's home or other remote locations (e.g., hotel, conference center).

(b) Supplier shall perform VIP Services for all VIPs, regardless of their location. At the following Health Net Facilities, Supplier shall have at least one deskside support Supplier Personnel who is specifically trained to and has the particular skills necessary to effectively and efficiently support VIPs and who will have primary responsibility for performing the VIP support Services for VIPs located at such Health Net Facilities: (1) Health Net Headquarters at Woodland Hills, CA, and (2) Health Net's Rancho Cordova Facility.

(c) VIP support shall be performed based on Exhibit B (IT Service Levels)

3.2 Health Net Policy Support

"***IT Policy Services***" means those Functions associated with the development and implementation of "***Health Net IT Policies***," which are the Health Net Policies as defined in Schedule P (*Health Net Policies*) governing or pertaining to the IT Services, more specifically, the conduct of Health Net's IT Services.

Below are some examples of selected IT Policy Development Services Functions, which include descriptions of the manner in which such Functions are currently performed by Health Net. The examples are illustrative only:

(a) Generally, provide operational subject matter expertise with respect to Health Net IT Policies;

(b) As requested, participate in meetings with Health Net and Supplier stakeholders having responsibility for the development, implementation, monitoring and enforcement of Health Net IT Policies;

(c) In response to changes in Laws, regulations, guidelines, policies, contracts or requests from Health Net's Enterprise Process Change Organization ("***EPCO***") or from Health Net's or Supplier's Compliance organization:

(i) Participate in Health Net EPCO Steering Committee meetings to review new legal and regulatory changes and assessment of business impact;

(ii) Participate in Health Net EPCO regulatory implementation Change Teams;

(iii) Project manage the operational implementation and/or affected system changes of legal and regulatory changes that affect IT Services and participate in operational implementation and/or affected system changes of legal and regulatory changes that span multiple functions/departments, including tracking the progress of Deliverables and communicating status to Health Net's EPCO and/or Compliance organization; and

(iv) Based on the aforementioned meetings and guidance from the EPCO, prepare initial drafts of revised or new Health Net IT Policies and submit them to the relevant Health Net and Supplier stakeholders for review and comment;

(d) Prepare updated versions of Health Net IT Policies to address input provided by relevant Health Net and Supplier stakeholder groups;

(e) Provide communications and training to Supplier personnel regarding revised and new Health Net IT Policies and access to Health Net personnel to such communications and training; and

(f) Implement Heath Net-approved Health Net IT Policies by Supplier Personnel involved in the performance of the IT Services.

4. CHANGES TO SUPPLIER SOLUTION

As a general principal, Supplier has both the right and the obligation to perform the Services to be provided by it under this Statement of Work in the manner described in this Exhibit A-3 (*Solution Description*). That said, Supplier is charged with responsibility for the adequacy of its Solution, which is to say that if the Supplier's Solution, as described in Exhibit A-3 (*Solution Description*), should prove inadequate at any point during the Statement of Work Term for Supplier to perform and deliver the Services in accordance with the obligations of the Agreement (including this Statement of Work), then Supplier is responsible for making such changes to its Solution as are necessary to enable Supplier to perform and deliver the Services in accordance with such obligations. All such changes are to be made in accordance with Schedule H (*Change Control Process*) of the Agreement, as applicable according to its terms; provided, however, that Supplier is responsible for making such changes at its own cost and expense except in those cases (if any) in which the Agreement expressly provides that Health Net has Financial Responsibility for them as defined in Schedule C-11 and as required by State or Federal Laws.

5. OPERATIONAL REPORTING

Supplier shall generate and provide to Health Net (a) each operational report generated prior to the BPaaS Services Commencement Date, unless and until Health Net confirms in writing that such operational report is no longer required, (b) such other operational reports as Health Net may reasonably request from time to time, and (c) such modifications to or replacements for the foregoing reports as may be necessary to reflect changes to and evolutions of the IT Services during the term of this Statement of Work.

6. OPERATING HOURS

Supplier will at minimum mirror the regular operating hours adhered to by Health Net's IT organization as of the Effective Date. Supplier acknowledges and agrees that performance of the IT Services will regularly require Supplier Personnel to perform additional/overtime work outside regular operating hours, and that such additional/overtime work is within the scope of the IT Services.

Supplier will extend its hours of operations (for example, through overtime, weekend and holiday work) from time to time as needed to meet regulatory requirements, Compliance and Service Level metrics and other requirements of the Agreement. Supplier's work during such extended hours of operations is within the scope of the IT Services.

7. APPLICABILITY OF THE AGREEMENT

This SOW #4 (*IT Services*) is hereby made a part of, and is subject to and governed by, the Agreement. This SOW #4 (*IT Services*) is one of the Initial Statements of Work executed under the Agreement.

IN WITNESS WHEREOF, Health Net and Supplier have each caused this SOW #4 (*IT Services*) to be signed and delivered by its duly authorized officer, all as of the SOW Effective Date set forth above.

Health Net, Inc.	**Cognizant Healthcare Services, LLC**
By:______________________________	By:______________________________
Print Name: ______________________	Print Name: ______________________
Title: ___________________________	Title: ___________________________
Date:____________________________	Date:____________________________

EXHIBIT A
TO SOW #4 (IT SERVICES)

1. INTRODUCTION

1.1 Overview of Services

(a) This Exhibit A describes the specific Services to be provided by Supplier under this IT SOW, as well as the dependent or related Functions for which Health Net is retaining responsibility. It does so by means of a Scope Model – a table or tables that encompass the portions of Health Net's operations and Operating Environment within the scope of or relevant to the Services under this IT SOW and maps the standard processes performed within the relevant area of operations (referred to as the Processes) against various categories of associated operational infrastructure components or services (referred to as Elements). Each cell of the Scope Model represents the intersection of a Process with an Element and designates the party (referred to as the Actor) responsible for performing that Process in relation to such Element. Where Supplier is designated as an Actor, the Scope Model describes which Functions Supplier is responsible for performing as part of the Services (the 'What'), not the manner in which Supplier is responsible for performing them (the 'How'). The manner in which Supplier is to perform the Services is set forth elsewhere in this IT SOW and the Agreement, including Exhibit A-3 and Exhibit B (Service Levels).

(b) As part of the Services, Supplier will provide to and perform for Health Net the Functions for which Supplier is identified as being the responsible Actor in the Scope Model. As part of such responsibility, Supplier will perform the associated activities identified in Exhibit A-1-1 (Process Definitions), including the Embedded Processes that are required or relevant under the circumstances.

(c) Health Net (or an Other Third Party for whom Supplier is not responsible) will be responsible for performing those Functions for which Health Net or such an Other Third Party is identified as the responsible Actor in the Scope Model, including the Embedded Processes that are required or relevant under the circumstances.

(d) Except as otherwise provided in the applicable Schedule C – 11 Financial Responsibility Matrix, the responsible Actor designated in a Process-Element intersection is responsible not only for performing the indicated Process in relation to such Element, but also for providing all types of resources necessary to perform those Processes. Where Supplier is the designated Actor in a Process-Element intersection and another Actor is designated as having Financial Responsibility for providing certain types of resources (e.g., Equipment, Software, labor, facilities, third-party services, business processes, recruiting and training) required by Supplier to so perform, Supplier's responsibility to perform is subject to Supplier receiving timely access to the required resources from the Actor designated as having Financial Responsibility for those resources.

(e) Where the documents comprising this Exhibit A include references to specific resources (*e.g.*, tools, systems, Equipment or Software) that will be used by Supplier in performing the Services, if Supplier implements any successors or replacements to such resources, the applicable references will be deemed to include such successor or replacement resources.

1.2 Additional Services

(a) The IT Services include the Cross Functional Services described in Section 3 of Schedule A (*Cross-Functional Services*) and the Functions included as part of the Embedded Processes described in Section 4 of Schedule A (*Cross-Functional Services*), each as they relate to the Functions included as part of the IT Services. For clarity, this includes Supplier's responsibility to manage all activities performed by Supplier Managed Third Parties in accordance Section 3.8 (Managed Third Party Management Services) of Schedule A (*Cross-Functional Services*).

(b) The IT Services also include all Functions performed by or associated with the Health Net personnel referenced in Schedule Z, all of which are either being transferred to Supplier or displaced by Supplier roles as a result of the execution of this IT SOW. Such Functions will be deemed to be part of the IT Services to be performed by Supplier as if expressly set forth in this IT SOW.

1.3 Quality Reviews

Without limiting Health Net's rights under Section 18 (*Audits and Records*) of the Terms and Conditions, Health Net reserves the right to perform quality reviews and audits of Supplier's performance of the IT Services when and to the extent it desires in its sole discretion. For the avoidance of doubt, Health Net is not obligated to perform any level of such quality reviews and audits, except to the extent required by applicable Law.

1.4 Reporting

Supplier shall generate and provide to Health Net (i) each operational report generated prior to the BPaaS Services Commencement Date, unless and until Health Net confirms in writing that such operational report is no longer required, (ii) such other operational reports as Health Net may reasonably request from time to time consistent generally with the level of operational reporting performed internally by Health Net prior to the BPaaS Services Commencement Date, and (iii) such modifications to or replacements for the foregoing reports as may be necessary to reflect changes to and evolutions of the IT Services during the term of this IT SOW.

1.5 Infrastructure Software - Mapping Products to Elements

The Infrastructure Software Scope Model lists the Infrastructure Elements Categories and assigns Actors roles to those Categories. The Elements applicable to each Category are listed in A-3 Elements Definitions. During Phase 1, Supplier and Health Net shall assign the Infrastructure Software running or anticipated to be running in either the Supplier Data Centers or at Health Net locations to the appropriate Infrastructure Software Elements. Following this exercise, all Infrastructure Software shall be assigned to an Infrastructure Software Element such that all Infrastructure Software is represented on the Infrastructure Scope Model.

1.6 Supplier Facilities

The Supplier Facilities from which Supplier is permitted to provide the Services are listed in Schedule F of the Agreement.

2. EXHIBIT A CONTENT

Exhibit A is comprised of this cover document and the following Exhibits:

Table 1: Exhibits to IT SOW		
Item #	**Exhibit**	**Purpose of Exhibit**
1	**Exhibit A-1 (*Scope Model*)**	Contains the Scope Model for this IT SOW. It allocates among the pertinent Actors functional responsibility for the Processes that are relevant to the scope of this IT SOW. As a means of identifying required interactions between Supplier and Health Net, and between Supplier and other third-party providers of related products and services to Health Net, the Scope Model's scope of coverage is, by design, broader than the scope of Supplier's Services under this IT SOW. Exhibit A-1 includes the following additional Exhibits:
2		Exhibit A-1-1 (*Process Definitions*) sets forth the definitions of the Processes used in the Scope Model. The Process definitions are intended to provide industry-standard descriptions of the processes that are typically performed by companies in the area of operations that is within the scope of this IT SOW.
3		Exhibit A-1-2 (*Element Definitions*) sets forth the definitions of the Elements used in the Span axis of the Scope Model.
4	**Exhibit A-3 (Solution Description)**	Describes Supplier's solution for the provision of the IT Services. Exhibit A-3 includes the following additional Exhibits:
5		Exhibit A-3-1 (*Solution Description – ITO Phase 1*)
6		Exhibit A-3-2 (*Solution Description – ITO Phase 2)*
7		Exhibit A-3-3 (*Solution Description – BPaaS Services)*
8		Exhibit A-3-4 (*Solution Description – People / Processes*)
9		Exhibit A-3-6 (*Solution Description – Security Solution*)

3. DEFINITIONS AND INTERPRETATION

The following terms, when used in this IT SOW, will have the meanings given them below unless otherwise specified or required by the context in which the term is used. Any capitalized term used but not defined in this Exhibit 2 will have the meaning indicated in Schedule W (Glossary) or elsewhere in the Agreement.

Defined Term	**Meaning**
"Actor"	An entity (or group within an entity) assigned functional responsibility for a Process-Element intersection in the Scope Model – *i.e.*, assigned responsibility for performing the indicated Process with respect to the indicated Element category.
"Elements"	Entries on the Span axis of a Scope Model. Elements may represent a category of components (*e.g.*, Servers), services (*e.g.*, Managed WAN), individual

Defined Term	Meaning
	products (*e.g.*, VPN Concentrator or individual applications.
"Other Third Party"	An Actor other than Health Net or Supplier. Certain Other Third Parties may be identified by name in a Scope Model, others by the general designation of "Other Third Party," and others by type of provider.
"Operating Environment"	Collectively, the Equipment, Software, systems, communications networks and connectivity, facilities, and other infrastructure components owned, controlled, or operated by Health Net (or its Affiliates or third-party services providers on behalf of Health Net and Service Recipients) and used to receive, use transmit and otherwise enjoy the benefits of the Services.
"Processes"	The groupings of activities on the Process axis of a Scope Model, which may pertain to an individual (level 3) process (*e.g.*, Technology Architecture Development, Solution Development) or a group of related (level 2) processes (*e.g.*, Domain Architecture, Solution Formation).
"Service Delivery Environment"	Collectively, the Equipment, Software, systems, communications networks and connectivity, facilities, and other infrastructure components owned, controlled, or operated by Supplier (or its Affiliates or other Subcontractors) and used by Supplier Personnel in rendering the Services.
"Span"	The axis of a Scope Model that depicts Health Net's Operating Environment and / or Supplier's Service Delivery Environment or, alternatively, categories of services that are relevant to the Processes on the Process axis of the Scope Model.

4. KEEPING SCOPE MODEL DOCUMENTS UP TO DATE

At least once a year during the IT SOW Term, and more often as necessary to reflect the effects of agreed Changes, the parties will review the Scope Model and update it (and, as necessary, the associated Process and Element definitions) to reflect the following:

(a) Changes in any of the Actors or the responsibilities assigned to any of the Actors in the Scope Model; or

(b) Additions, deletions, or other modifications to the Scope Model's Span, including as necessary to reflect changes in the Health Net locations served by Supplier or in Supplier's Service Delivery Centers.

In as much as the Scope Model documents the allocation of functional responsibility to Actors other than Health Net and Supplier, Health Net has the right to make unilateral changes in the

Scope Model from time to time to reflect changes in any of the Other Third Parties or their assigned responsibilities (including by (i) adding or deleting Elements (including adding new Elements to A-1-2 (*Element Definitions*)) or (ii) changing the designated Actor(s)) *provided* such changes do not alter Supplier's scope of Services or affect Supplier's performance of the Services in any material respect. Any such changes to the Scope Model will not be considered to be Changes for purposes of the Change Control Procedure. If such changes alter Supplier's scope of Services or affect Supplier's performance of the Services in any material respect, such changes will be handled via the Change Control Procedure.

Exhibit A-1
Scope Model

Phase 2 Scope Model tabs:

Phase 2 Infra Hardware
Phase 2 Infra Software
Phase 2 Applications
Phase 2 Legend

Phase 3 Scope Model tabs:

Phase 3 Infra Hardware
Phase 3 Infra Software
Phase 3 Applications
Phase 3 Legend

- Health Net
- CTS BPaaS
- CTS as IO Provider
- CTS as AO Provider
- Other Third Party
- Not Applicable
- IBM

Group	Sub-group	No.	Function
Governance and Leadership	IT Management	1.1.1	IT Leadership
		1.1.2	IT Governance
		1.1.3	Risk Management
		1.1.4	Compliance Management
	Client Relations	1.2.1	Internal Client Relationship Management
		1.2.2	External Client Relationship Management
		1.2.3	Demand Management
	Enterprise Architecture	1.3.1	Enterprise Architecture Development
		1.3.2	Domain Architecture Approval
		1.3.3	Enterprise Architecture Approval
	Delivery Strategy	1.4.1	Delivery Strategy Development
		1.4.2	Delivery Strategy Approval
	Sourcing Strategy	1.5.1	Sourcing Strategy Development
		1.5.2	Sourcing Execution
		1.5.3	Sourcing Approval
	IT Finance	1.6.1	Financial Control
		1.6.2	Budgeting and Forecasting
		1.6.3	Allocation and Chargeback
		1.6.4	Invoice Review
		1.6.5	Invoice Approval
		1.6.6	Invoice Payment
Service Management and Integrat	Actor Management	2.1.1	Services Management
		2.1.2	Incident Oversight
		2.1.3	Commercial Management
		2.1.4	Actor Integration
		2.1.5	HR Management
		2.1.6	Organizational Change Management
	Portfolio Management	2.2.1	Service Catalog Management
		2.2.2	Performance Management
		2.2.3	Benchmarking
		2.2.4	Knowledge Management
	Domain Architecture	2.3.1	Information Architecture Development
		2.3.2	Application Architecture Development
		2.3.3	Technology Architecture Development
		2.3.4	Security Architecture Development
	Process Arch.	2.4.1	Process Architecture Development
	Standards	2.5.1	Standards Policies Establishment
		2.5.2	Standards Development
		2.5.3	Standards Approval
		2.5.4	Standards Audit
	Solution Requirements	2.6.1	Market Requirements Documentation
		2.6.2	Business Requirements Documentation
		2.6.3	Security Requirements Development
		2.6.4	Solution Integration
		2.6.5	Security Solution Approval

Area	Category	Sub-category	Item
	CTS BPaaS	Servers	VMS
			Solaris
			Linux
			Windows
		Storage	SAN
			NAS
			Direct Attached
			Automated Tape Library
			BPaaS Dedicated Appliances
		Voice	ACD/IVR
			VOIP Solution
CTS Data Centers (Denver & Chandler)			Data Center Managed Service
	Servers		AIX
			Solaris
			Linux
			Windows
	Storage		SAN
			NAS
			Internal Storage
			Direct Attached
			Automated Tape Library
			Colocated Third Party Equipment
	Network / Telecommunications	WAN	Routers
			Switches
			WAN Optimizer
			Load Balancers
			OBM Devices
			Multiplexer
			Private Network Access
			Public Network Access
		LAN	Routers
			Switches
		Voice	ACD/IVR
			VOIP Servers
		Security	Firewalls
			DLP Appliances
			SIEM Appliances
			IPS / IDS Appliances
			Gateway Appliances
			Security Appliances
			Certificate Appliances
			NAC Appliances
			VPN Concentrator
			Disaster Recovery Management Services
...ons	MERs	IT Equipmt	Equipment Racks
			MER Cabling
			UPS
			Battery
		Building	HVAC
			Building Cabling
			Fire Dectection
			Physical Access Control
			Electrical Distribution
	Servers		AIX
			UNIX
			Solaris
			Linux
			Windows
	Storage		SAN
			NAS
			Internal Storage
			Direct Attached
			Automated Tape Library
		WAN	Routers
			Switches
			WAN Accelerators
			Load Balancers
			OBM Devices

- Health Net
- CTS BPaaS
- CTS as IO Provider
- CTS as AO Provider
- Other Third Party
- Not Applicable
- IBM

Location	Category	Subcategory	Item	1.1.1 IT Leadership	1.1.2 IT Governance	1.1.3 Risk Management	1.1.4 Compliance Management	1.2.1 Internal Client Relationship Management	1.2.2 External Client Relationship Management	1.2.3 Demand Management	1.3.1 Enterprise Architecture Development	1.3.2 Domain Architecture Approval	1.3.3 Enterprise Architecture Approval	1.4.1 Delivery Strategy Development	1.4.2 Delivery Strategy Approval	1.5.1 Sourcing Strategy Development	1.5.2 Sourcing Execution	1.5.3 Sourcing Approval	1.6.1 Financial Control	1.6.2 Budgeting and Forecasting	1.6.3 Allocation and Chargeback	1.6.4 Invoice Review	1.6.5 Invoice Approval	1.6.6 Invoice Payment	2.1.1 Services Management	2.1.2 Incident Oversight	2.1.3 Commercial Management	2.1.4 Actor Integration	2.1.5 HR Management	2.1.6 Organizational Change Management	2.2.1 Service Catalog Management	2.2.2 Performance Management	2.2.3 Benchmarking	2.2.4 Knowledge Management	2.3.1 Information Architecture Development	2.3.2 Application Architecture Development	2.3.3 Technology Architecture Development	2.3.4 Security Architecture Development	2.4.1 Process Architecture Development	2.5.1 Standards Policies Establishment	2.5.2 Standards Development	2.5.3 Standards Approval	2.5.4 Standards Audit	2.6.1 Market Requirements Documentation	2.6.2 Business Requirements Documentation	2.6.3 Security Requirements Development	2.6.4 Solution Integration	2.6.5 Security Solution Approval
				Governance and Leadership																					Service Management and Integrat																							
				IT Management				Client Relations			Enterprise Architecture			Delivery Strategy		Sourcing Strategy			IT Finance						Actor Management						Portfolio Management				Domain Architecture				Process Arch.	Standards				Solution Requirements				
Health Net Locati	Network / Telecommunications		Multiplexer																																													
Health Net Locati	Network / Telecommunications		Private Network Access																																													
Health Net Locati	Network / Telecommunications		Public Network Access																																													
Health Net Locati	Network / Telecommunications	LAN	Routers																																													
Health Net Locati	Network / Telecommunications	LAN	Switches																																													
Health Net Locati	Network / Telecommunications	Voice	PBX																																													
Health Net Locati	Network / Telecommunications	Voice	ACD/IVR																																													
Health Net Locati	Network / Telecommunications	Voice	VOIP Solution																																													
Health Net Locati	Network / Telecommunications	Security	Firewalls																																													
Health Net Locati	Network / Telecommunications	Security	DLP Appliances																																													
Health Net Locati	Network / Telecommunications	Security	SIEM Appliances																																													
Health Net Locati	Network / Telecommunications	Security	IPS / IDS Appliances																																													
Health Net Locati	Network / Telecommunications	Security	Gateway Appliances																																													
Health Net Locati	Network / Telecommunications	Security	Security Appliances																																													
Health Net Locati	Network / Telecommunications	Security	Certificate Appliances																																													
Health Net Locati	Network / Telecommunications	Security	NAC Appliances																																													
Health Net Locati	Network / Telecommunications	Security	VPN Concentrator																																													
Health Net Locati	Commercial Printing / Mail Operations		High Speed Printers																																													
Health Net Locati	Commercial Printing / Mail Operations		Scanners																																													
Health Net Locati	Commercial Printing / Mail Operations		Sorting / Processing																																													
Health Net Locati	End User	Compute	Desktop																																													
Health Net Locati	End User	Compute	Notebook																																													
Health Net Locati	End User	Compute	Thin Client																																													
Health Net Locati	End User	Compute	Mobile Devices																																													
Health Net Locati	End User	Print	Network Printers																																													
Health Net Locati	End User	Print	Local Scanners																																													
Health Net Locati	End User	Print	Workstation Attached Pmtr																																													
Health Net Locati	End User	Print	Mopiers																																													
Health Net Locati	End User	Voice	Desktop Phones																																													
IBM Data Center (Boulder)			Data Center Managed Service																																													
IBM Data Center (Boulder)	Mainframe		z Series Server																																													
IBM Data Center (Boulder)	Servers		VMS																																													
IBM Data Center (Boulder)	Servers		AIX																																													
IBM Data Center (Boulder)	Servers		Solaris																																													
IBM Data Center (Boulder)	Servers		Linux																																													
IBM Data Center (Boulder)	Servers		Windows																																													
IBM Data Center (Boulder)	Storage	Disk	SAN																																													
IBM Data Center (Boulder)	Storage	Disk	NAS																																													
IBM Data Center (Boulder)	Storage	Disk	Direct Attached																																													
IBM Data Center (Boulder)	Storage	Tape	Automated Tape Library																																													
IBM Data Center (Boulder)	Storage	Tape	Vitual Tape Library																																													
IBM Data Center (Boulder)	Network / Telecommunications	WAN	Routers																																													
IBM Data Center (Boulder)	Network / Telecommunications	WAN	Switches																																													
IBM Data Center (Boulder)	Network / Telecommunications	WAN	WAN Accelerators																																													
IBM Data Center (Boulder)	Network / Telecommunications	WAN	Load Balancers																																													
IBM Data Center (Boulder)	Network / Telecommunications	WAN	OBM Devices																																													
IBM Data Center (Boulder)	Network / Telecommunications	WAN	MUXes																																													
IBM Data Center (Boulder)	Network / Telecommunications	WAN	Private Network Access																																													
IBM Data Center (Boulder)	Network / Telecommunications	WAN	Public Network Access																																													
IBM Data Center (Boulder)	Network / Telecommunications		LAN Devices																																													
IBM Data Center (Boulder)	Network / Telecommunications		Security Management Devices																																													

U.S. Patent No. 7,308,414
U.S. Patent No. 7,979,303B2

Group	No.	Function
on	2.6.6	Solution Approval
Service Management	2.7.1	Service Delivery Management
	2.7.2	Incident Management
	2.7.3	Problem Management
	2.7.4	Configuration and Asset Management
	2.7.5	Change Management
	2.7.6	Release Management
	2.7.7	Capacity Management
	2.7.8	Availability Management
	2.7.9	Service Level Management
	2.7.10	Service Continuity Management
Security Mgmt.	2.8.1	Security Oversight
	2.8.2	Security Policy Development
Program Mgmt.	2.9.1	Program Management Oversight
	2.9.2	Program Management
	2.9.3	Project Management
Solution Formation	3.1.1	Technical Requirements Development
	3.1.2	Security Solution Development
	3.1.3	Solution Development
	3.1.4	Resource Estimation
Infra. Engineering	3.2.1	Platform Engineering
Software Engineering	3.3.1	Software Design
	3.3.2	Software Development
	3.3.3	Software Integration
	3.3.4	Logical Database Administration
	3.3.5	Peer Review
Quality Assurance	3.4.1	Testing
	3.4.2	Environment Integration Testing
	3.4.3 (a)	User Acceptance Testing (CTS Users)
	3.4.3 (b)	User Acceptance Testing (HNT Users)
Service Delivery: Client Support	3.5.1	Service Desk
	3.5.2	Technical Support
	3.5.3	Business Systems Support
Acquire	3.6.1	Procurement Management
	3.6.2	Third Party Contract Management
	3.6.3	Acquisition
Deploy	3.7.1	Configuration
	3.7.2	Implementation
Maintain	3.8.1	Maintenance Administration
	3.8.2	Local Maintenance & Repair
	3.8.3	Remote Maintenance & Repair
Software Maintenance	3.9.1	Corrective Maintenance
	3.9.2	Adaptive Maintenance
	3.9.3	Perfective Maintenance
	3.9.4	Preventive Maintenance
Operations	3.10.1	Operations Scheduling
	3.10.2	Computer Operations
	3.10.3	Network Operations
	3.10.4	Media Operations
	3.10.5	Physical Database Administration
	3.10.6	Operations Monitoring
Service Support	3.11.1	Incident Management Execution
	3.11.2	Problem Identification and Resolution
	3.11.3	Configuration Management Execution
	3.11.4	Change Management Execution
	3.11.5	Release Management Execution
	3.11.6	Capacity Reporting
	3.11.7	Availability Analysis
	3.11.8	Service Continuity Plan Development

on	Service Delivery	
Group	**Code**	**Function**
	2.6.6	Solution Approval
Service Management	2.7.1	Service Delivery Management
	2.7.2	Incident Management
	2.7.3	Problem Management
	2.7.4	Configuration and Asset Management
	2.7.5	Change Management
	2.7.6	Release Management
	2.7.7	Capacity Management
	2.7.8	Availability Management
	2.7.9	Service Level Management
	2.7.10	Service Continuity Management
Security Mgmt.	2.8.1	Security Oversight
	2.8.2	Security Policy Development
Program Mgmt.	2.9.1	Program Management Oversight
	2.9.2	Program Management
	2.9.3	Project Management
Solution Formation	3.1.1	Technical Requirements Development
	3.1.2	Security Solution Development
	3.1.3	Solution Development
	3.1.4	Resource Estimation
Infra. Engineering	3.2.1	Platform Engineering
Software Engineering	3.3.1	Software Design
	3.3.2	Software Development
	3.3.3	Software Integration
	3.3.4	Logical Database Administration
Quality Assurance	3.3.5	Peer Review
	3.4.1	Testing
	3.4.2	Environment Integration Testing
	3.4.3 (a)	User Acceptance Testing (CTS Users)
	3.4.3 (b)	User Acceptance Testing (HNT Users)
Client Support	3.5.1	Service Desk
	3.5.2	Technical Support
	3.5.3	Business Systems Support
Acquire	3.6.1	Procurement Management
	3.6.2	Third Party Contract Management
	3.6.3	Acquisition
Deploy	3.7.1	Configuration
	3.7.2	Implementation
Maintain	3.8.1	Maintenance Administration
	3.8.2	Local Maintenance & Repair
	3.8.3	Remote Maintenance & Repair
Software Maintenance	3.9.1	Corrective Maintenance
	3.9.2	Adaptive Maintenance
	3.9.3	Perfective Maintenance
	3.9.4	Preventive Maintenance
Operations	3.10.1	Operations Scheduling
	3.10.2	Computer Operations
	3.10.3	Network Operations
	3.10.4	Media Operations
	3.10.5	Physical Database Administration
	3.10.6	Operations Monitoring
Service Support	3.11.1	Incident Management Execution
	3.11.2	Problem Identification and Resolution
	3.11.3	Configuration Management Execution
	3.11.4	Change Management Execution
	3.11.5	Release Management Execution
	3.11.6	Capacity Reporting
	3.11.7	Availability Analysis
	3.11.8	Service Continuity Plan Development

3.11.9	Service Continuity Plan Execution	
3.12.1	Security Implementation	Security
3.12.2	Security Operations	
3.12.3	Security Credentials Management	
3.12.4	Credentials Authorization	
3.12.5	Security Analysis	
3.12.6	Security Incident Response	
3.12.7	Vulnerability Assessment	
4.1.1	Security Operations	Enterprise Security
4.1.2	Security Analysis	
4.1.3	Incident Response	
4.1.4	Vulnerability Assessment	
3.13.1	Disposition	Logistics
3.13.2	Warehouse Management	
3.13.3	Distribution	

	3.11.9	Service Continuity Plan Execution
Security	3.12.1	Security Implementation
	3.12.2	Security Operations
	3.12.3	Security Credentials Management
	3.12.4	Credentials Authorization
	3.12.5	Security Analysis
	3.12.6	Security Incident Response
	3.12.7	Vulnerability Assessment
Enterprise Security	4.1.1	Security Operations
	4.1.2	Security Analysis
	4.1.3	Incident Response
	4.1.4	Vulnerability Assessment
Logistics	3.13.1	Disposition
	3.13.2	Warehouse Management
	3.13.3	Distribution

- Health Net
- CTS BPaaS
- CTS as IO Provider
- CTS as AO Provider
- Other Third Party
- Not Applicable
- IBM

				Govemance and Leadership																					Servic																
				IT Management				Client Relations			Enterprise Architecture			Delivery Strategy		Sourcing Strategy			IT Finance						Actor Management						Portfolio Management				Domain Architecture				Process Arch.	Standards	
				IT Leadership	IT Governance	Risk Management	Compliance Management	Internal Client Relationship Management	External Client Relationship Management	Demand Management	Enterprise Architecture Development	Domain Architecture Approval	Enterprise Architecture Approval	Delivery Strategy Development	Delivery Strategy Approval	Sourcing Strategy Development	Sourcing Execution	Sourcing Approval	Financial Control	Budgeting and Forecasting	Allocation and Chargeback	Invoice Review	Invoice Approval	Invoice Payment	Services Management	Incident Oversight	Commercial Management	Actor Integration	HR Management	Organizational Change Management	Service Catalog Management	Performance Management	Benchmarking	Knowledge Management	Information Architecture Development	Application Architecture Development	Technology Architecture Development	Security Architecture Development	Process Architecture Development	Standards Policies Establishment	Standards Development
				1.1.1	1.1.2	1.1.3	1.1.4	1.2.1	1.2.2	1.2.3	1.3.1	1.3.2	1.3.3	1.4.1	1.4.2	1.5.1	1.5.2	1.5.3	1.6.1	1.6.2	1.6.3	1.6.4	1.6.5	1.6.6	2.1.1	2.1.2	2.1.3	2.1.4	2.1.5	2.1.6	2.2.1	2.2.2	2.2.3	2.2.4	2.3.1	2.3.2	2.3.3	2.3.4	2.4.1	2.5.1	2.5.2
Cognizant Data Centers (Denver and Chandler)	CTS BPaaS	VMS	Application Development																																						
			Application Enabling Services																																						
			DBMS																																						
			Operations																																						
			Custom / RYO																																						
			Security Management																																						
			Systems Software																																						
		Solaris	Application Development																																						
			Application Enabling Services																																						
			DBMS																																						
			Operations																																						
			Custom / RYO																																						
			Security Management																																						
			Systems Software																																						
		Linux	Application Development																																						
			Application Enabling Services																																						
			DBMS																																						
			Operations																																						
			Supplier Provided Software																																						
			Custom / RYO																																						
			Security Management																																						
			Systems Software																																						
		Windows	Application Development																																						
			Application Enabling Services																																						
			DBMS																																						
			Operations																																						
			Supplier Provided Software																																						
			Custom / RYO																																						
			Security Management																																						
			Systems Software																																						
	Non- BPaaS Health Net Infrastructure	AIX	Application Development																																						
			Application Enabling Services																																						
			DBMS																																						
			Operations																																						
			Custom / RYO																																						
			Security Management																																						
			Systems Software																																						
		Solaris	Application Development																																						
			Application Enabling Services																																						
			DBMS																																						
			Operations																																						
			Custom / RYO																																						
			Security Management																																						
			Systems Software																																						
		Linux	Application Development																																						
			Application Enabling Services																																						
			DBMS																																						
			Operations																																						
			Custom / RYO																																						
			Security Management																																						
			Systems Software																																						
		Windows	Application Development																																						
			Application Enabling Services																																						
			DBMS																																						
			Operations																																						
			Custom / RYO																																						
			Security Management																																						
			Systems Software																																						
		AIX	Application Development																																						
			Application Enabling Services																																						
			DBMS																																						
			Operations																																						
			Custom / RYO																																						
			Security Management																																						

- Health Net
- CTS BPaaS
- CTS as IO Provider
- CTS as AO Provider
- Other Third Party
- Not Applicable
- IBM

Location	Scope	Platform	Component	1.1.1 IT Leadership	1.1.2 IT Governance	1.1.3 Risk Management	1.1.4 Compliance Management	1.2.1 Internal Client Relationship Management	1.2.2 External Client Relationship Management	1.2.3 Demand Management	1.3.1 Enterprise Architecture Development	1.3.2 Domain Architecture Approval	1.3.3 Enterprise Architecture Approval	1.4.1 Delivery Strategy Development	1.4.2 Delivery Strategy Approval	1.5.1 Sourcing Strategy Development	1.5.2 Sourcing Execution	1.5.3 Sourcing Approval	1.6.1 Financial Control	1.6.2 Budgeting and Forecasting	1.6.3 Allocation and Chargeback	1.6.4 Invoice Review	1.6.5 Invoice Approval	1.6.6 Invoice Payment	2.1.1 Services Management	2.1.2 Incident Oversight	2.1.3 Commercial Management	2.1.4 Actor Integration	2.1.5 HR Management	2.1.6 Organizational Change Management	2.2.1 Service Catalog Management	2.2.2 Performance Management	2.2.3 Benchmarking	2.2.4 Knowledge Management	2.3.1 Information Architecture Development	2.3.2 Application Architecture Development	2.3.3 Technology Architecture Development	2.3.4 Security Architecture Development	2.4.1 Process Architecture Development	2.5.1 Standards Policies Establishment	2.5.2 Standards Development
				Governance and Leadership																					Servic																
				IT Management				Client Relations			Enterprise Architecture			Delivery Strategy		Sourcing Strategy			IT Finance						Actor Management						Portfolio Management				Domain Architecture				Process Arch.	Standards	
Health Net Locations	Non- BPaaS Health Net Infrastructure		Application Development																																						
			Systems Software																																						
		Solaris	Application Development																																						
			Application Enabling Services																																						
			DBMS																																						
			Operations																																						
			Custom / RYO																																						
			Security Management																																						
			Systems Software																																						
		Linux	Application Development																																						
			Application Enabling Services																																						
			DBMS																																						
			Operations																																						
			Custom / RYO																																						
			Security Management																																						
			Systems Software																																						
		Windows	Application Development																																						
			Application Enabling Services																																						
			DBMS																																						
			Operations																																						
			Custom / RYO																																						
			Security Management																																						
			Systems Software																																						
		End User	Standard Collaboration Applications																																						
			Standard Productivity Applications																																						
			Security Management																																						
			Systems Software																																						
IBM Data Center (Boulder)		zOS	Application Development																																						
			Application Enabling Services																																						
			Business Applications																																						
			DBMS																																						
			Operations																																						
			Custom / RYO																																						
			Security Management																																						
			Systems Software																																						
		VMS	Application Development																																						
			Application Enabling Services																																						
			Business Applications																																						
			DBMS																																						
			Operations																																						
			Custom / RYO																																						
			Security Management																																						
			Systems Software																																						
		AIX	Application Development																																						
			Application Enabling Services																																						
			Business Applications																																						
			DBMS																																						
			Operations																																						
			Custom / RYO																																						
			Security Management																																						
			Systems Software																																						
		Solaris	Application Development																																						
			Application Enabling Services																																						
			Business Applications																																						
			DBMS																																						
			Operations																																						
			Custom / RYO																																						
			Security Management																																						
			Systems Software																																						
		Linux	Application Development																																						
			Business Applications																																						
			DBMS																																						
			Operations																																						

- Health Net
- CTS BPaaS
- CTS as IO Provider
- CTS as AO Provider
- Other Third Party
- Not Applicable
- IBM

			Governance and Leadership																	
			IT Management				Client Relations			Enterprise Architecture			Delivery Strategy		Sourcing Strategy			IT Finance					
			1.1.1 IT Leadership	1.1.2 IT Governance	1.1.3 Risk Management	1.1.4 Compliance Management	1.2.1 Internal Client Relationship Management	1.2.2 External Client Relationship Management	1.2.3 Demand Management	1.3.1 Enterprise Architecture Development	1.3.2 Domain Architecture Approval	1.3.3 Enterprise Architecture Approval	1.4.1 Delivery Strategy Development	1.4.2 Delivery Strategy Approval	1.5.1 Sourcing Strategy Development	1.5.2 Sourcing Execution	1.5.3 Sourcing Approval	1.6.1 Financial Control	1.6.2 Budgeting and Forecasting	1.6.3 Allocation and Chargeback	1.6.4 Invoice Review	1.6.5 Invoice Approval	1.6.6 Invoice Payment
		Application Development																					
		Custom / RYO																					
		Security Management																					
		Systems Software																					
	Windows	Application Development																					
	Windows	Application Enabling Services																					
	Windows	Business Applications																					
	Windows	DBMS																					
	Windows	Operations																					
	Windows	Custom / RYO																					
	Windows	Security Management																					
	Windows	Systems Software																					

			Servic															
			Actor Management						Portfolio Management				Domain Architecture				Process Arch.	Standards	
			2.1.1 Services Management	2.1.2 Incident Oversight	2.1.3 Commercial Management	2.1.4 Actor Integration	2.1.5 HR Management	2.1.6 Organizational Change Management	2.2.1 Service Catalog Management	2.2.2 Performance Management	2.2.3 Benchmarking	2.2.4 Knowledge Management	2.3.1 Information Architecture Development	2.3.2 Application Architecture Development	2.3.3 Technology Architecture Development	2.3.4 Security Architecture Development	2.4.1 Process Architecture Development	2.5.1 Standards Policies Establishment	2.5.2 Standards Development
		Application Development																	
		Custom / RYO																	
		Security Management																	
		Systems Software																	
	Windows	Application Development																	
	Windows	Application Enabling Services																	
	Windows	Business Applications																	
	Windows	DBMS																	
	Windows	Operations																	
	Windows	Custom / RYO																	
	Windows	Security Management																	
	Windows	Systems Software																	

U.S. Patent No. 7,308,414
U.S. Patent No. 7,979,303B2

- Health Net
- CTS BPaaS
- CTS as IO Provider
- CTS as AO Provider
- Other Third Party
- Not Applicable
- IBM

				2.5.3 Standards Approval	2.5.4 Standards Audit	2.6.1 Market Requirements Documentation	2.6.2 Business Requirements Documentation	2.6.3 Security Requirements Development	2.6.4 Solution Integration	2.6.5 Security Solution Approval	2.6.6 Solution Approval	2.7.1 Service Delivery Management	2.7.2 Incident Management	2.7.3 Problem Management	2.7.4 Configuration and Asset Management	2.7.5 Change Management	2.7.6 Release Management	2.7.7 Capacity Management	2.7.8 Availability Management	2.7.9 Service Level Management	2.7.10 Service Continuity Management	2.8.1 Security Oversight	2.8.2 Security Policy Development	2.9.1 Program Management Oversight	2.9.2 Program Management	2.9.3 Project Management	3.1.1 Technical Requirements Development	3.1.2 Security Solution Development	3.1.3 Solution Development	3.1.4 Resource Estimation	3.2.1 Platform Engineering	3.3.1 Software Design	3.3.2 Software Development	3.3.3 Software Integration	3.9.4 Logical Database Administration	3.3.5 Peer Review	3.4.1 Testing	3.4.2 Environment Integration Testing	3.4.3 (a) User Acceptance Testing (CTS Users)	3.4.3 (b) User Acceptance Testing (HNT Users)	3.5.1 Service Desk
			... Management and Integration	Standards		Solution Requirements						Service Management										Security Mgmt.		Program Mgmt.			Solution Formation				Infra. Engineering	Software Engineering				Quality Assurance					
Cognizant Data Centers (Denver and Chandler)	CTS BPaaS	VMS	Application Development																																						
			Application Enabling Services																																						
			DBMS																																						
			Operations																																						
			Custom / RYO																																						
			Security Management																																						
			Systems Software																																						
		Solaris	Application Development																																						
			Application Enabling Services																																						
			DBMS																																						
			Operations																																						
			Custom / RYO																																						
			Security Management																																						
			Systems Software																																						
		Linux	Application Development																																						
			Application Enabling Services																																						
			DBMS																																						
			Operations																																						
			Supplier Provided Software																																						
			Custom / RYO																																						
			Security Management																																						
			Systems Software																																						
		Windows	Application Development																																						
			Application Enabling Services																																						
			DBMS																																						
			Operations																																						
			Supplier Provided Software																																						
			Custom / RYO																																						
			Security Management																																						
			Systems Software																																						
	Non- BPaaS Health Net Infrastructure	AIX	Application Development																																						
			Application Enabling Services																																						
			DBMS																																						
			Operations																																						
			Custom / RYO																																						
			Security Management																																						
			Systems Software																																						
		Solaris	Application Development																																						
			Application Enabling Services																																						
			DBMS																																						
			Operations																																						
			Custom / RYO																																						
			Security Management																																						
			Systems Software																																						
		Linux	Application Development																																						
			Application Enabling Services																																						
			DBMS																																						
			Operations																																						
			Custom / RYO																																						
			Security Management																																						
			Systems Software																																						
		Windows	Application Development																																						
			Application Enabling Services																																						
			DBMS																																						
			Operations																																						
			Custom / RYO																																						
			Security Management																																						
			Systems Software																																						
		AIX	Application Development																																						
			Application Enabling Services																																						
			DBMS																																						
			Operations																																						
			Custom / RYO																																						
			Security Management																																						

- Health Net
- CTS BPaaS
- CTS as IO Provider
- CTS as AO Provider
- Other Third Party
- Not Applicable
- IBM

				...e Management and Integration																																					
				Standards		Solution Requirements						Service Management										Security Mgmt.		Program Mgmt.			Solution Formation				Infra. Engineering	Software Engineering				Quality Assurance					
				2.5.3 Standards Approval	2.5.4 Standards Audit	2.6.1 Market Requirements Documentation	2.6.2 Business Requirements Documentation	2.6.3 Security Requirements Development	2.6.4 Solution Integration	2.6.5 Security Solution Approval	2.6.6 Solution Approval	2.7.1 Service Delivery Management	2.7.2 Incident Management	2.7.3 Problem Management	2.7.4 Configuration and Asset Management	2.7.5 Change Management	2.7.6 Release Management	2.7.7 Capacity Management	2.7.8 Availability Management	2.7.9 Service Level Management	2.7.10 Service Continuity Management	2.8.1 Security Oversight	2.8.2 Security Policy Development	2.9.1 Program Management Oversight	2.9.2 Program Management	2.9.3 Project Management	3.1.1 Technical Requirements Development	3.1.2 Security Solution Development	3.1.3 Solution Development	3.1.4 Resource Estimation	3.2.1 Platform Engineering	3.3.1 Software Design	3.3.2 Software Development	3.3.3 Software Integration	3.9.4 Logical Database Administration	3.3.5 Peer Review	3.4.1 Testing	3.4.2 Environment Integration Testing	3.4.3 (a) User Acceptance Testing (CTS Users)	3.4.3 (b) User Acceptance Testing (HNT Users)	3.5.1 Service Desk
Health Net Locations	Non- BPaaS Health Net Infrastructure		Application Development																																						
			Systems Software																																						
		Solaris	Application Development																																						
			Application Enabling Services																																						
			DBMS																																						
			Operations																																						
			Custom / RYO																																						
			Security Management																																						
			Systems Software																																						
		Linux	Application Development																																						
			Application Enabling Services																																						
			DBMS																																						
			Operations																																						
			Custom / RYO																																						
			Security Management																																						
			Systems Software																																						
		Windows	Application Development																																						
			Application Enabling Services																																						
			DBMS																																						
			Operations																																						
			Custom / RYO																																						
			Security Management																																						
			Systems Software																																						
		End User	Standard Collaboration Applications																																						
			Standard Productivity Applications																																						
			Security Management																																						
			Systems Software																																						
IBM Data Center (Boulder)		zOS	Application Development																																						
			Application Enabling Services																																						
			Business Applications																																						
			DBMS																																						
			Operations																																						
			Custom / RYO																																						
			Security Management																																						
			Systems Software																																						
		VMS	Application Development																																						
			Application Enabling Services																																						
			Business Applications																																						
			DBMS																																						
			Operations																																						
			Custom / RYO																																						
			Security Management																																						
			Systems Software																																						
		AIX	Application Development																																						
			Application Enabling Services																																						
			Business Applications																																						
			DBMS																																						
			Operations																																						
			Custom / RYO																																						
			Security Management																																						
			Systems Software																																						
		Solaris	Application Development																																						
			Application Enabling Services																																						
			Business Applications																																						
			DBMS																																						
			Operations																																						
			Custom / RYO																																						
			Security Management																																						
			Systems Software																																						
		Linux	Application Development																																						
			Business Applications																																						
			DBMS																																						
			Operations																																						

- Health Net
- CTS BPaaS
- CTS as IO Provider
- CTS as AO Provider
- Other Third Party
- Not Applicable
- IBM

e Management and Integration

			Standards		Solution Requirements						Service Management										Security Mgmt.		Program Mgmt.			Solution Formation				Infra. Engineering	Software Engineering				Quality Assurance					
			2.5.3 Standards Approval	2.5.4 Standards Audit	2.6.1 Market Requirements Documentation	2.6.2 Business Requirements Documentation	2.6.3 Security Requirements Development	2.6.4 Solution Integration	2.6.5 Security Solution Approval	2.6.6 Solution Approval	2.7.1 Service Delivery Management	2.7.2 Incident Management	2.7.3 Problem Management	2.7.4 Configuration and Asset Management	2.7.5 Change Management	2.7.6 Release Management	2.7.7 Capacity Management	2.7.8 Availability Management	2.7.9 Service Level Management	2.7.10 Service Continuity Management	2.8.1 Security Oversight	2.8.2 Security Policy Development	2.9.1 Program Management Oversight	2.9.2 Program Management	2.9.3 Project Management	3.1.1 Technical Requirements Development	3.1.2 Security Solution Development	3.1.3 Solution Development	3.1.4 Resource Estimation	3.2.1 Platform Engineering	3.3.1 Software Design	3.3.2 Software Development	3.3.3 Software Integration	3.9.4 Logical Database Administration	3.3.5 Peer Review	3.4.1 Testing	3.4.2 Environment Integration Testing	3.4.3 (a) User Acceptance Testing (CTS Users)	3.4.3 (b) User Acceptance Testing (HNT Users)	3.5.1 Service Desk
		Application Development																																						
		Custom / RYO																																						
		Security Management																																						
		Systems Software																																						
	Windows	Application Development																																						
	Windows	Application Enabling Services																																						
	Windows	Business Applications																																						
	Windows	DBMS																																						
	Windows	Operations																																						
	Windows	Custom / RYO																																						
	Windows	Security Management																																						
	Windows	Systems Software																																						

U.S. Patent No. 7,308,414
U.S. Patent No. 7,979,303B2

- Health Net
- CTS BPaaS
- CTS as IO Provider
- CTS as AO Provider
- Other Third Party
- Not Applicable
- IBM

Service Delivery

Location	Scope	Platform	Software	Client Support		Acquire			Deploy		Maintain			Software Maintenance				Operations						Service Support									Security							Enterprise	
				3.5.2 Technical Support	3.5.3 Business Systems Support	3.6.1 Procurement Management	3.6.2 Third Party Contract Management	3.6.3 Acquisition	3.7.1 Configuration	3.7.2 Implementation	3.8.1 Maintenance Administration	3.8.2 Local Maintenance & Repair	3.8.3 Remote Maintenance & Repair	3.9.1 Corrective Maintenance	3.9.2 Adaptive Maintenance	3.9.3 Perfective Maintenance	3.9.4 Preventive Maintenance	3.10.1 Operations Scheduling	3.10.2 Computer Operations	3.10.3 Network Operations	3.10.4 Media Operations	3.10.5 Physical Database Administration	3.10.6 Operations Monitoring	3.11.1 Incident Management Execution	3.11.2 Problem Identification and Resolution	3.11.3 Configuration Management Execution	3.11.4 Change Management Execution	3.11.5 Release Management Execution	3.11.6 Capacity Reporting	3.11.7 Availability Analysis	3.11.8 Service Continuity Plan Development	3.11.9 Service Continuity Plan Execution	3.12.1 Security Implementation	3.12.2 Security Operations	3.12.3 Security Credentials Management	3.12.4 Credentials Authorization	3.12.5 Security Analysis	3.12.6 Security Incident Response	3.12.7 Vulnerability Assessment	4.1.1 Security Operations	4.1.2 Security Analysis
Cognizant Data Centers (Denver and Chandler)	CTS BPaaS	VMS	Application Development																																						
			Application Enabling Services																																						
			DBMS																																						
			Operations																																						
			Custom / RYO																																						
			Security Management																																						
			Systems Software																																						
		Solaris	Application Development																																						
			Application Enabling Services																																						
			DBMS																																						
			Operations																																						
			Custom / RYO																																						
			Security Management																																						
			Systems Software																																						
		Linux	Application Development																																						
			Application Enabling Services																																						
			DBMS																																						
			Operations																																						
			Supplier Provided Software																																						
			Custom / RYO																																						
			Security Management																																						
			Systems Software																																						
		Windows	Application Development																																						
			Application Enabling Services																																						
			DBMS																																						
			Operations																																						
			Supplier Provided Software																																						
			Custom / RYO																																						
			Security Management																																						
			Systems Software																																						
	Non- BPaaS Health Net Infrastructure	AIX	Application Development																																						
			Application Enabling Services																																						
			DBMS																																						
			Operations																																						
			Custom / RYO																																						
			Security Management																																						
			Systems Software																																						
		Solaris	Application Development																																						
			Application Enabling Services																																						
			DBMS																																						
			Operations																																						
			Custom / RYO																																						
			Security Management																																						
			Systems Software																																						
		Linux	Application Development																																						
			Application Enabling Services																																						
			DBMS																																						
			Operations																																						
			Custom / RYO																																						
			Security Management																																						
			Systems Software																																						
		Windows	Application Development																																						
			Application Enabling Services																																						
			DBMS																																						
			Operations																																						
			Custom / RYO																																						
			Security Management																																						
			Systems Software																																						
		AIX	Application Development																																						
			Application Enabling Services																																						
			DBMS																																						
			Operations																																						
			Custom / RYO																																						
			Security Management																																						

- Health Net
- CTS BPaaS
- CTS as IO Provider
- CTS as AO Provider
- Other Third Party
- Not Applicable
- IBM

Service Delivery

				Client Support		Acquire			Deploy		Maintain			Software Maintenance				Operations						Service Support									Security							Enterprise	
				3.5.2 Technical Support	3.5.3 Business Systems Support	3.6.1 Procurement Management	3.6.2 Third Party Contract Management	3.6.3 Acquisition	3.7.1 Configuration	3.7.2 Implementation	3.8.1 Maintenance Administration	3.8.2 Local Maintenance & Repair	3.8.3 Remote Maintenance & Repair	3.9.1 Corrective Maintenance	3.9.2 Adaptive Maintenance	3.9.3 Perfective Maintenance	3.9.4 Preventive Maintenance	3.10.1 Operations Scheduling	3.10.2 Computer Operations	3.10.3 Network Operations	3.10.4 Media Operations	3.10.5 Physical Database Administration	3.10.6 Operations Monitoring	3.11.1 Incident Management Execution	3.11.2 Problem Identification and Resolution	3.11.3 Configuration Management Execution	3.11.4 Change Management Execution	3.11.5 Release Management Execution	3.11.6 Capacity Reporting	3.11.7 Availability Analysis	3.11.8 Service Continuity Plan Development	3.11.9 Service Continuity Plan Execution	3.12.1 Security Implementation	3.12.2 Security Operations	3.12.3 Security Credentials Management	3.12.4 Credentials Authorization	3.12.5 Security Analysis	3.12.6 Security Incident Response	3.12.7 Vulnerability Assessment	4.1.1 Security Operations	4.1.2 Security Analysis
Health Net Locations	Non- BPaaS Health Net Infrastructure		Application Development																																						
			Systems Software																																						
		Solaris	Application Development																																						
			Application Enabling Services																																						
			DBMS																																						
			Operations																																						
			Custom / RYO																																						
			Security Management																																						
			Systems Software																																						
		Linux	Application Development																																						
			Application Enabling Services																																						
			DBMS																																						
			Operations																																						
			Custom / RYO																																						
			Security Management																																						
			Systems Software																																						
		Windows	Application Development																																						
			Application Enabling Services																																						
			DBMS																																						
			Operations																																						
			Custom / RYO																																						
			Security Management																																						
			Systems Software																																						
		End User	Standard Collaboration Applications																																						
			Standard Productivity Applications																																						
			Security Management																																						
			Systems Software																																						
IBM Data Center (Boulder)		zOS	Application Development																																						
			Application Enabling Services																																						
			Business Applications																																						
			DBMS																																						
			Operations																																						
			Custom / RYO																																						
			Security Management																																						
			Systems Software																																						
		VMS	Application Development																																						
			Application Enabling Services																																						
			Business Applications																																						
			DBMS																																						
			Operations																																						
			Custom / RYO																																						
			Security Management																																						
			Systems Software																																						
		AIX	Application Development																																						
			Application Enabling Services																																						
			Business Applications																																						
			DBMS																																						
			Operations																																						
			Custom / RYO																																						
			Security Management																																						
			Systems Software																																						
		Solaris	Application Development																																						
			Application Enabling Services																																						
			Business Applications																																						
			DBMS																																						
			Operations																																						
			Custom / RYO																																						
			Security Management																																						
			Systems Software																																						
		Linux	Application Development																																						
			Business Applications																																						
			DBMS																																						
			Operations																																						

- Health Net
- CTS BPaaS
- CTS as IO Provider
- CTS as AO Provider
- Other Third Party
- Not Applicable
- IBM

			Service Delivery																																					
			Client Support		Acquire			Deploy		Maintain			Software Maintenance				Operations						Service Support									Security							Enterprise	
			Technical Support	Business Systems Support	Procurement Management	Third Party Contract Management	Acquisition	Configuration	Implementation	Maintenance Administration	Local Maintenance & Repair	Remote Maintenance & Repair	Corrective Maintenance	Adaptive Maintenance	Perfective Maintenance	Preventive Maintenance	Operations Scheduling	Computer Operations	Network Operations	Media Operations	Physical Database Administration	Operations Monitoring	Incident Management Execution	Problem Identification and Resolution	Configuration Management Execution	Change Management Execution	Release Management Execution	Capacity Reporting	Availability Analysis	Service Continuity Plan Development	Service Continuity Plan Execution	Security Implementation	Security Operations	Security Credentials Management	Credentials Authorization	Security Analysis	Security Incident Response	Vulnerability Assessment	Security Operations	Security Analysis
			3.5.2	3.5.3	3.6.1	3.6.2	3.6.3	3.7.1	3.7.2	3.8.1	3.8.2	3.8.3	3.9.1	3.9.2	3.9.3	3.9.4	3.10.1	3.10.2	3.10.3	3.10.4	3.10.5	3.10.6	3.11.1	3.11.2	3.11.3	3.11.4	3.11.5	3.11.6	3.11.7	3.11.8	3.11.9	3.12.1	3.12.2	3.12.3	3.12.4	3.12.5	3.12.6	3.12.7	4.1.1	4.1.2
		Application Development																																						
		Custom / RYO																																						
		Security Management																																						
		Systems Software																																						
	Windows	Application Development																																						
	Windows	Application Enabling Services																																						
	Windows	Business Applications																																						
	Windows	DBMS																																						
	Windows	Operations																																						
	Windows	Custom / RYO																																						
	Windows	Security Management																																						
	Windows	Systems Software																																						

U.S. Patent No. 7,308,414
U.S. Patent No. 7,979,303B2

- Health Net
- CTS BPaaS
- CTS as IO Provider
- CTS as AO Provider
- Other Third Party
- Not Applicable
- IBM

				Security		Logistics		
				Incident Response	Vulnerability Assessment	Disposition	Warehouse Management	Distribution
				4.1.3	4.1.4	3.13.1	3.13.2	3.13.3
Cognizant Data Centers (Denver and Chandler)	CTS BPaaS	VMS	Application Development					
			Application Enabling Services					
			DBMS					
			Operations					
			Custom / RYO					
			Security Management					
			Systems Software					
		Solaris	Application Development					
			Application Enabling Services					
			DBMS					
			Operations					
			Custom / RYO					
			Security Management					
			Systems Software					
		Linux	Application Development					
			Application Enabling Services					
			DBMS					
			Operations					
			Supplier Provided Software					
			Custom / RYO					
			Security Management					
			Systems Software					
		Windows	Application Development					
			Application Enabling Services					
			DBMS					
			Operations					
			Supplier Provided Software					
			Custom / RYO					
			Security Management					
			Systems Software					
	Non- BPaaS Health Net Infrastructure	AIX	Application Development					
			Application Enabling Services					
			DBMS					
			Operations					
			Custom / RYO					
			Security Management					
			Systems Software					
		Solaris	Application Development					
			Application Enabling Services					
			DBMS					
			Operations					
			Custom / RYO					
			Security Management					
			Systems Software					
		Linux	Application Development					
			Application Enabling Services					
			DBMS					
			Operations					
			Custom / RYO					
			Security Management					
			Systems Software					
		Windows	Application Development					
			Application Enabling Services					
			DBMS					
			Operations					
			Custom / RYO					
			Security Management					
			Systems Software					
		AIX	Application Development					
			Application Enabling Services					
			DBMS					
			Operations					
			Custom / RYO					
			Security Management					

- Health Net
- CTS BPaaS
- CTS as IO Provider
- CTS as AO Provider
- Other Third Party
- Not Applicable
- IBM

Location	Infrastructure	Platform	Component	Security: 4.1.3 Incident Response	Security: 4.1.4 Vulnerability Assessment	Logistics: 3.13.1 Disposition	Logistics: 3.13.2 Warehouse Management	Logistics: 3.13.3 Distribution
Health Net Locations	Non- BPaaS Health Net Infrastructure		Application Development					
			Systems Software					
		Solaris	Application Development					
			Application Enabling Services					
			DBMS					
			Operations					
			Custom / RYO					
			Security Management					
			Systems Software					
		Linux	Application Development					
			Application Enabling Services					
			DBMS					
			Operations					
			Custom / RYO					
			Security Management					
			Systems Software					
		Windows	Application Development					
			Application Enabling Services					
			DBMS					
			Operations					
			Custom / RYO					
			Security Management					
			Systems Software					
		End User	Standard Collaboration Applications					
			Standard Productivity Applications					
			Security Management					
			Systems Software					
IBM Data Center (Boulder)		zOS	Application Development					
			Application Enabling Services					
			Business Applications					
			DBMS					
			Operations					
			Custom / RYO					
			Security Management					
			Systems Software					
		VMS	Application Development					
			Application Enabling Services					
			Business Applications					
			DBMS					
			Operations					
			Custom / RYO					
			Security Management					
			Systems Software					
		AIX	Application Development					
			Application Enabling Services					
			Business Applications					
			DBMS					
			Operations					
			Custom / RYO					
			Security Management					
			Systems Software					
		Solaris	Application Development					
			Application Enabling Services					
			Business Applications					
			DBMS					
			Operations					
			Custom / RYO					
			Security Management					
			Systems Software					
		Linux	Application Development					
			Business Applications					
			DBMS					
			Operations					

Health Net
CTS BPaaS
CTS as IO Provider
CTS as AO Provider
Other Third Party
Not Applicable
IBM

			Security		Logistics		
			Incident Response	Vulnerability Assessment	Disposition	Warehouse Management	Distribution
			4.1.3	4.1.4	3.13.1	3.13.2	3.13.3
		Application Development					
		Custom / RYO					
		Security Management					
		Systems Software					
	Windows	Application Development					
	Windows	Application Enabling Services					
	Windows	Business Applications					
	Windows	DBMS					
	Windows	Operations					
	Windows	Custom / RYO					
	Windows	Security Management					
	Windows	Systems Software					

U.S. Patent No. 7,308,414
U.S. Patent No. 7,979,303B2

- Health Net
- CTS BPaaS
- CTS as IO Provider
- CTS as AO Provider
- Other Third Party
- Not Applicable
- IBM

Governance and Leadership

			IT Management				Client Relations			Enterprise Architecture			Delivery Strategy		Sourcing Strategy			IT Finance					
			IT Leadership	IT Governance	Risk Management	Compliance Management	Internal Client Relationship Management	External Client Relationship Management	Demand Management	Enterprise Architecture Development	Domain Architecture Approval	Enterprise Architecture Approval	Delivery Strategy Development	Delivery Strategy Approval	Sourcing Strategy Development	Sourcing Execution	Sourcing Approval	Financial Control	Budgeting and Forecasting	Allocation and Chargeback	Invoice Review	Invoice Approval	Invoice Payment
			1.1.1	1.1.2	1.1.3	1.1.4	1.2.1	1.2.2	1.2.3	1.3.1	1.3.2	1.3.3	1.4.1	1.4.2	1.5.1	1.5.2	1.5.3	1.6.1	1.6.2	1.6.3	1.6.4	1.6.5	1.6.6
CTS Data Centers (Denver & Chandler)	CTS BPaaS	HNT Assets Purchase by CTS																					
		Interfaces to HNT Systems																					
		HNT Custom Enhancements																					
		Third Party Applications																					
		Third Party Appl. Services																					
		IO Applications																					
	Health Net Applications	AO Applications (COTS)																					
		AO Applications (non-COTS)																					
		IO Applications																					
		SAAS																					
Health Net Locations		AO Applications (COTS)																					
		AO Applications (non-COTS)																					
		SAAS																					
IBM Data Center	CTS BPaaS	HNT Assets Purchase by CTS																					
		Interfaces to HNT Systems																					
		HNT Custom Enhancements																					
		Third Party Applications																					
		Third Party Appl. Services																					
	Health Net Applica	AO Applications (COTS)																					
		AO Applications (non-COTS)																					
		SAAS																					

Service Management and Integration

			Actor Management						Portfolio Management				Domain Architecture				Process Arch.	Standards				Solution Requirements						Service Management									
			Services Management	Incident Oversight	Commercial Management	Actor Integration	HR Management	Organizational Change Management	Service Catalog Management	Performance Management	Benchmarking	Knowledge Management	Information Architecture Development	Application Architecture Development	Technology Architecture Development	Security Architecture Development	Process Architecture Development	Standards Policies Establishment	Standards Development	Standards Approval	Standards Audit	Market Requirements Documentation	Business Requirements Documentation	Security Requirements Development	Solution Integration	Security Solution Approval	Solution Approval	Service Delivery Management	Incident Management	Problem Management	Configuration and Asset Management	Change Management	Release Management	Capacity Management	Availability Management	Service Level Management	Service Continuity Management
			2.1.1	2.1.2	2.1.3	2.1.4	2.1.5	2.1.6	2.2.1	2.2.2	2.2.3	2.2.4	2.3.1	2.3.2	2.3.3	2.3.4	2.4.1	2.5.1	2.5.2	2.5.3	2.5.4	2.6.1	2.6.2	2.6.3	2.6.4	2.6.5	2.6.6	2.7.1	2.7.2	2.7.3	2.7.4	2.7.5	2.7.6	2.7.7	2.7.8	2.7.9	2.7.10
CTS Data Centers (Denver & Chandler)	CTS BPaaS	HNT Assets Purchase by CTS																																			
		Interfaces to HNT Systems																																			
		HNT Custom Enhancements																																			
		Third Party Applications																																			
		Third Party Appl. Services																																			
		IO Applications																																			
	Health Net Applications	AO Applications (COTS)																																			
		AO Applications (non-COTS)																																			
		IO Applications																																			
		SAAS																																			
Health Net Locations		AO Applications (COTS)																																			
		AO Applications (non-COTS)																																			
		SAAS																																			
IBM Data Center	CTS BPaaS	HNT Assets Purchase by CTS																																			
		Interfaces to HNT Systems																																			
		HNT Custom Enhancements																																			
		Third Party Applications																																			
		Third Party Appl. Services																																			
	Health Net Applica	AO Applications (COTS)																																			
		AO Applications (non-COTS)																																			
		SAAS																																			

U.S. Patent No. 7,308,414
U.S. Patent No. 7,979,303B2

Final

Category	No.	Service
Security Mgmt.	2.8.1	Security Oversight
	2.8.2	Security Policy Development
Program Mgmt.	2.9.1	Program Management Oversight
	2.9.2	Program Management
	2.9.3	Project Management
Service Delivery – Solution Formation	3.1.1	Technical Requirements Development
	3.1.2	Security Solution Development
	3.1.3	Solution Development
	3.1.4	Resource Estimation
Service Delivery – Infra. Engineering	3.2.1	Platform Engineering
Service Delivery – Software Engineering	3.3.1	Software Design
	3.3.2	Software Development
	3.3.3	Software Integration
	3.9.4	Logical Database Administration
	3.3.5	Peer Review
Service Delivery – Quality Assurance	3.4.1	Testing
	3.4.2	Environment Integration Testing
	3.4.3 (a)	User Acceptance Testing (CTS Users)
	3.4.3 (b)	User Acceptance Testing (HNT Users)
Service Delivery – Client Support	3.5.1	Service Desk
	3.5.2	Technical Support
	3.5.3	Business Systems Support
Service Delivery – Acquire	3.6.1	Procurement Management
	3.6.2	Third Party Contract Management
	3.6.3	Acquisition
Service Delivery – Deploy	3.7.1	Configuration
	3.7.2	Implementation
Service Delivery – Maintain	3.8.1	Maintenance Administration
	3.8.2	Local Maintenance & Repair
	3.8.3	Remote Maintenance & Repair
Service Delivery – Software Maintenance	3.9.1	Corrective Maintenance
	3.9.2	Adaptive Maintenance
	3.9.3	Perfective Maintenance
	3.9.4	Preventive Maintenance
Service Delivery – Operations	3.10.1	Operations Scheduling
	3.10.2	Computer Operations
	3.10.3	Network Operations
	3.10.4	Media Operations
	3.10.5	Physical Database Administration
	3.10.6	Operations Monitoring
Service Delivery – Service Support	3.11.1	Incident Management Execution
	3.11.2	Problem Identification and Resolution
	3.11.3	Configuration Management Execution
	3.11.4	Change Management Execution
	3.11.5	Release Management Execution
	3.11.6	Capacity Reporting
	3.11.7	Availability Analysis
	3.11.8	Service Continuity Plan Development
	3.11.9	Service Continuity Plan Execution
Service Delivery – Security	3.12.1	Security Implementation
	3.12.2	Security Operations
	3.12.3	Security Credentials Management
	3.12.4	Credentials Authorization
	3.12.5	Security Analysis
	3.12.6	Security Incident Response
	3.12.7	Vulnerability Assessment
Service Delivery – Enterprise Security	4.1.1	Security Operations
	4.1.2	Security Analysis
	4.1.3	Incident Response
	4.1.4	Vulnerability Assessment
Service Delivery – Logistics	3.13.1	Disposition
	3.13.2	Warehouse Management
	3.13.3	Distribution

[redacted]

U.S. Patent No. 7,308,414
U.S. Patent No. 7,979,303B2

Health Net
CTS BPaaS
CTS as IO Provider
CTS as AO Provider
Other Third Party
Not Applicable
IBM

- Health Net
- CTS BPaaS
- CTS as IO Provider
- CTS as AO Provider
- Other Third Party
- Not Applicable
- IBM

Group	Sub-group	No.	Function
Governance and Leadership	IT Management	1.1.1	IT Leadership
		1.1.2	IT Governance
		1.1.3	Risk Management
		1.1.4	Compliance Management
	Client Relations	1.2.1	Internal Client Relationship Management
		1.2.2	External Client Relationship Management
		1.2.3	Demand Management
	Enterprise Architecture	1.3.1	Enterprise Architecture Development
		1.3.2	Domain Architecture Approval
		1.3.3	Enterprise Architecture Approval
	Delivery Strategy	1.4.1	Delivery Strategy Development
		1.4.2	Delivery Strategy Approval
	Sourcing Strategy	1.5.1	Sourcing Strategy Development
		1.5.2	Sourcing Execution
		1.5.3	Sourcing Approval
	IT Finance	1.6.1	Financial Control
		1.6.2	Budgeting and Forecasting
		1.6.3	Allocation and Chargeback
		1.6.4	Invoice Review
		1.6.5	Invoice Approval
		1.6.6	Invoice Payment
Service Management and Integration	Actor Management	2.1.1	Services Management
		2.1.2	Incident Oversight
		2.1.3	Commercial Management
		2.1.4	Actor Integration
		2.1.5	HR Management
		2.1.6	Organizational Change Management
	Portfolio Management	2.2.1	Service Catalog Management
		2.2.2	Performance Management
		2.2.3	Benchmarking
		2.2.4	Knowledge Management
	Domain Architecture	2.3.1	Information Architecture Development
		2.3.2	Application Architecture Development
		2.3.3	Technology Architecture Development
		2.3.4	Security Architecture Development
	Process Arch.	2.4.1	Process Architecture Development
	Standards	2.5.1	Standards Policies Establishment
		2.5.2	Standards Development
		2.5.3	Standards Approval
		2.5.4	Standards Audit
	Solution Requirements	2.6.1	Market Requirements Documentation
		2.6.2	Business Requirements Documentation
		2.6.3	Security Requirements Development
		2.6.4	Solution Integration
		2.6.5	Security Solution Approval
		2.6.6	Solution Approval
	Service Management	2.7.1	Service Delivery Management
		2.7.2	Incident Management
		2.7.3	Problem Management
		2.7.4	Configuration and Asset Management
		2.7.5	Change Management
		2.7.6	Release Management
		2.7.7	Capacity Management
		2.7.8	Availability Management
		2.7.9	Service Level Management
		2.7.10	Service Continuity Management
	Security Mgmt	2.8.1	Security Oversight

CTS Data Centers (Centennial & Chandler)	Category	Sub-category	Item
	CTS BPaaS	Servers	VMS
			Solaris
			Linux (Unix)
			Linux (x86)
			Windows
			VMware
		Storage	SAN
			NAS
			Direct Attached
			Automated Tape Library
			BPaaS Dedicated Appliances
		Voice	ACD/IVR
			VOIP Solution
			Data Center Managed Service
	Servers		AIX
			Solaris
			Linux (Unix)
			Linux (x86)
			Windows
			VMware
	Storage		SAN
			NAS
			Direct Attached
			Automated Tape Library
			Colocated Third Party Equipment
	Telecommunications	WAN	Routers
			Switches
			WAN Optimizer
			Load Balancers
			OBM Devices
			Multiplexer
			Private Network Access
			Public Network Access
		LAN	Routers
			Switches
		Voice	ACD/IVR
			VOIP Solution

Final

Health Net Locations	Network / T	Security	Firewalls	[redacted]
			DLP Appliances	[redacted]
			SIEM Appliances	[redacted]
			Network IDPS	[redacted]
			Gateway Appliances	[redacted]
			Security Appliances	[redacted]
			Certificate Appliances	[redacted]
			NAC Appliances	[redacted]
			VPN Concentrator	[redacted]
	Disaster Recovery Management Services			[redacted]
	MERs	IT Equipmt	Equipment Racks	[redacted]
			MER Cabling	[redacted]
			UPS	[redacted]
			Battery	[redacted]
		Building	HVAC	[redacted]
			Building Cabling	[redacted]
			Fire Dectection	[redacted]
			Physical Access Control	[redacted]
			Electrical Distribution	[redacted]
	Servers		AIX	[redacted]
			UNIX	[redacted]
			Solaris	[redacted]
			Linux	[redacted]
			Windows	[redacted]
	Storage		SAN	[redacted]
			NAS	[redacted]
			Direct Attached	[redacted]
			Automated Tape Library	[redacted]
	Network / Telecommunications	WAN	Routers	[redacted]
			Switches	[redacted]
			WAN Accelerators	[redacted]
			Load Balancers	[redacted]
			OBM Devices	[redacted]
			Multiplexer	[redacted]
			Private Network Access	[redacted]
			Public Network Access	[redacted]
		LAN	Routers	[redacted]
			Switches	[redacted]
		Voice	PBX	[redacted]
			ACD/IVR	[redacted]
			VOIP Solution	[redacted]
		Security	Firewalls	[redacted]
			DLP Appliances	[redacted]
			SIEM Appliances	[redacted]
			Network IDPS	[redacted]
			Gateway Appliances	[redacted]
			Security Appliances	[redacted]
			Certificate Appliances	[redacted]
			NAC Appliances	[redacted]
			VPN Concentrator	[redacted]
	Commercial Printing / Mail Operations		High Speed Printers	[redacted]
			Scanners	[redacted]
			Sorting / Processing	[redacted]
	End User	Compute	Desktop	[redacted]
			Notebook	[redacted]
			Thin Client	[redacted]
			Mobile Devices	[redacted]
		Print	Network Printers	[redacted]
			Local Scanners	[redacted]
			Workstation Attached Prntr	[redacted]
			Multi-Functional Printers	[redacted]
		Voice	Desktop Phones	[redacted]

2.8.2	Security Policy Development	Security Mgmt	
2.9.1	Program Management Oversight	Program Mgmt	
2.9.2	Program Management	Program Mgmt	
2.9.3	Project Management	Program Mgmt	
3.1.1	Technical Requirements Development	Solution Formation	Service Delivery
3.1.2	Security Solution Development	Solution Formation	Service Delivery
3.1.3	Solution Development	Solution Formation	Service Delivery
3.1.4	Resource Estimation	Solution Formation	Service Delivery
3.2.1	Platform Engineering	Infra. Engineering	Service Delivery
3.3.1	Software Design	Software Engineering	Service Delivery
3.3.2	Software Development	Software Engineering	Service Delivery
3.3.3	Software Integration	Software Engineering	Service Delivery
3.3.4	Logical Database Administration	Software Engineering	Service Delivery
3.3.5	Peer Review	Software Engineering	Service Delivery
3.4.1	Testing	Quality Assurance	Service Delivery
3.4.2	Environment Integration Testing	Quality Assurance	Service Delivery
3.4.3 (a)	User Acceptance Testing (CTS Users)	Quality Assurance	Service Delivery
3.4.3 (b)	User Acceptance Testing (HNT Users)	Quality Assurance	Service Delivery
3.5.1	Service Desk	Client Support	Service Delivery
3.5.2	Technical Support	Client Support	Service Delivery
3.5.3	Business Systems Support	Client Support	Service Delivery
3.6.1	Procurement Management	Acquire	Service Delivery
3.6.2	Third Party Contract Management	Acquire	Service Delivery
3.6.3	Acquisition	Acquire	Service Delivery
3.7.1	Configuration	Deploy	Service Delivery
3.7.2	Implementation	Deploy	Service Delivery
3.8.1	Maintenance Administration	Maintain	Service Delivery
3.8.2	Local Maintenance & Repair	Maintain	Service Delivery
3.8.3	Remote Maintenance & Repair	Maintain	Service Delivery
3.9.1	Corrective Maintenance	Software Maintenance	Service Delivery
3.9.2	Adaptive Maintenance	Software Maintenance	Service Delivery
3.9.3	Perfective Maintenance	Software Maintenance	Service Delivery
3.9.4	Preventive Maintenance	Software Maintenance	Service Delivery
3.10.1	Operations Scheduling	Operations	Service Delivery
3.10.2	Computer Operations	Operations	Service Delivery
3.10.3	Network Operations	Operations	Service Delivery
3.10.4	Media Operations	Operations	Service Delivery
3.10.5	Physical Database Administration	Operations	Service Delivery
3.10.6	Operations Monitoring	Operations	Service Delivery
3.11.1	Incident Management Execution	Service Support	Service Delivery
3.11.2	Problem Identification and Resolution	Service Support	Service Delivery
3.11.3	Configuration Management Execution	Service Support	Service Delivery
3.11.4	Change Management Execution	Service Support	Service Delivery
3.11.5	Release Management Execution	Service Support	Service Delivery
3.11.6	Capacity Reporting	Service Support	Service Delivery
3.11.7	Availability Analysis	Service Support	Service Delivery
3.11.8	Service Continuity Plan Development	Service Support	Service Delivery
3.11.9	Service Continuity Plan Execution	Service Support	Service Delivery
3.12.1	Security Implementation	Security	Service Delivery
3.12.2	Security Operations	Security	Service Delivery
3.12.3	Security Credentials Management	Security	Service Delivery
3.12.4	Credentials Authorization	Security	Service Delivery
3.12.5	Security Analysis	Security	Service Delivery
3.12.6	Security Incident Response	Security	Service Delivery
3.12.7	Vulnerability Assessment	Security	Service Delivery
4.1.1	Security Operations	Enterprise Security	Service Delivery
4.1.2	Security Analysis	Enterprise Security	Service Delivery
4.1.3	Incident Response	Enterprise Security	Service Delivery
4.1.4	Vulnerability Assessment	Enterprise Security	Service Delivery
3.13.1	Disposition	Logistics	Service Delivery
3.13.2	Warehouse Management	Logistics	Service Delivery
3.13.3	Distribution	Logistics	Service Delivery

[redacted]

U.S. Patent No. 7,308,414
U.S. Patent No. 7,979,303B2

Health Net
CTS BPaaS
CTS as IO Provider
CTS as AO Provider
Other Third Party
Not Applicable
IBM

					Governance and Leadership																															
					IT Management				Client Relations			Enterprise Architecture			Delivery Strategy		Sourcing Strategy			IT Finance						Actor Management						Portfolio Management				Domain Architecture				Process Arch.
					IT Leadership	IT Governance	Risk Management	Compliance Management	Internal Client Relationship Management	External Client Relationship Management	Demand Management	Enterprise Architecture Development	Domain Architecture Approval	Enterprise Architecture Approval	Delivery Strategy Development	Delivery Strategy Approval	Sourcing Strategy Development	Sourcing Execution	Sourcing Approval	Financial Control	Budgeting and Forecasting	Allocation and Chargeback	Invoice Review	Invoice Approval	Invoice Payment	Services Management	Incident Oversight	Commercial Management	Actor Integration	HR Management	Organizational Change Management	Service Catalog Management	Performance Management	Benchmarking	Knowledge Management	Information Architecture Development	Application Architecture Development	Technology Architecture Development	Security Architecture Development	Process Architecture Development
					1.1.1	1.1.2	1.1.3	1.1.4	1.2.1	1.2.2	1.2.3	1.3.1	1.3.2	1.3.3	1.4.1	1.4.2	1.5.1	1.5.2	1.5.3	1.6.1	1.6.2	1.6.3	1.6.4	1.6.5	1.6.6	2.1.1	2.1.2	2.1.3	2.1.4	2.1.5	2.1.6	2.2.1	2.2.2	2.2.3	2.2.4	2.3.1	2.3.2	2.3.3	2.3.4	2.4.1
Cognizant Data Centers (Centennial and Chandler)	CTS BPaaS	Servers	VMS	Application Development																																				
				Application Enabling Services																																				
				Business Applications																																				
				DBMS																																				
				Operations																																				
				Custom / RYO																																				
				Security Management																																				
				Systems Software																																				
			Solaris	Application Development																																				
				Application Enabling Services																																				
				Business Applications																																				
				DBMS																																				
				Operations																																				
				Custom / RYO																																				
				Security Management																																				
				Systems Software																																				
			Linux	Application Development																																				
				Application Enabling Services																																				
				Business Applications																																				
				DBMS																																				
				Operations																																				
				Supplier Provided Software																																				
				Custom / RYO																																				
				Security Management																																				
				Systems Software																																				
			Windows	Application Development																																				
				Application Enabling Services																																				
				Business Applications																																				
				DBMS																																				
				Operations																																				
				Supplier Provided Software																																				
				Custom / RYO																																				
				Security Management																																				
				Systems Software																																				
	Non- BPaaS Health Net Infrastructure	Servers	AIX	Application Development																																				
				Application Enabling Services																																				
				Business Applications																																				
				DBMS																																				
				Operations																																				
				Supplier Provided Software																																				
				Custom / RYO																																				
				Security Management																																				
				Systems Software																																				
			Solaris	Application Development																																				
				Application Enabling Services																																				
				Business Applications																																				
				DBMS																																				
				Operations																																				
				Supplier Provided Software																																				
				Custom / RYO																																				
				Security Management																																				
				Systems Software																																				
			Linux	Application Development																																				
				Application Enabling Services																																				
				Business Applications																																				
				DBMS																																				
				Operations																																				
				Supplier Provided Software																																				
				Custom / RYO																																				
				Security Management																																				
				Systems Software																																				
				Application Development																																				
				Application Enabling Services																																				
				Business Applications																																				

- Health Net
- CTS BPaaS
- CTS as IO Provider
- CTS as AO Provider
- Other Third Party
- Not Applicable
- IBM

Location	Infrastructure	Category	Platform	Component	1.1.1 IT Leadership	1.1.2 IT Governance	1.1.3 Risk Management	1.1.4 Compliance Management	1.2.1 Internal Client Relationship Management	1.2.2 External Client Relationship Management	1.2.3 Demand Management	1.3.1 Enterprise Architecture Development	1.3.2 Domain Architecture Approval	1.3.3 Enterprise Architecture Approval	1.4.1 Delivery Strategy Development	1.4.2 Delivery Strategy Approval	1.5.1 Sourcing Strategy Development	1.5.2 Sourcing Execution	1.5.3 Sourcing Approval	1.6.1 Financial Control	1.6.2 Budgeting and Forecasting	1.6.3 Allocation and Chargeback	1.6.4 Invoice Review	1.6.5 Invoice Approval	1.6.6 Invoice Payment	2.1.1 Services Management	2.1.2 Incident Oversight	2.1.3 Commercial Management	2.1.4 Actor Integration	2.1.5 HR Management	2.1.6 Organizational Change Management	2.2.1 Service Catalog Management	2.2.2 Performance Management	2.2.3 Benchmarking	2.2.4 Knowledge Management	2.3.1 Information Architecture Development	2.3.2 Application Architecture Development	2.3.3 Technology Architecture Development	2.3.4 Security Architecture Development	2.4.1 Process Architecture Development
					Governance and Leadership																																			
					IT Management				Client Relations			Enterprise Architecture			Delivery Strategy		Sourcing Strategy			IT Finance						Actor Management						Portfolio Management				Domain Architecture				Process Arch.
			Windows	DBMS																																				
				Operations																																				
				Supplier Provided Software																																				
				Custom / RYO																																				
				Security Management																																				
				Systems Software																																				
Health Net Locations	Non- BPaaS Health Net Infrastructure	Servers	AIX	Application Development																																				
				Application Enabling Services																																				
				Business Applications																																				
				DBMS																																				
				Operations																																				
				Supplier Provided Software																																				
				Custom / RYO																																				
				Security Management																																				
				Systems Software																																				
			Solaris	Application Development																																				
				Application Enabling Services																																				
				Business Applications																																				
				DBMS																																				
				Operations																																				
				Supplier Provided Software																																				
				Custom / RYO																																				
				Security Management																																				
				Systems Software																																				
			Linux	Application Development																																				
				Application Enabling Services																																				
				Business Applications																																				
				DBMS																																				
				Operations																																				
				Supplier Provided Software																																				
				Custom / RYO																																				
				Security Management																																				
				Systems Software																																				
			Windows	Application Development																																				
				Application Enabling Services																																				
				Business Applications																																				
				DBMS																																				
				Operations																																				
				Supplier Provided Software																																				
				Custom / RYO																																				
				Security Management																																				
				Systems Software																																				
		End User		Standard Collaboration Applications																																				
				Standard Productivity Applications																																				
				Security Management																																				
				Systems Software																																				

[redacted]

2.5.1	Standards Policies Establishment	Standards	Service Management and Integration
2.5.2	Standards Development	Standards	Service Management and Integration
2.5.3	Standards Approval	Standards	Service Management and Integration
2.5.4	Standards Audit	Standards	Service Management and Integration
2.6.1	Market Requirements Documentation	Solution Requirements	Service Management and Integration
2.6.2	Business Requirements Documentation	Solution Requirements	Service Management and Integration
2.6.3	Security Requirements Development	Solution Requirements	Service Management and Integration
2.6.4	Solution Integration	Solution Requirements	Service Management and Integration
2.6.5	Security Solution Approval	Solution Requirements	Service Management and Integration
2.6.6	Solution Approval	Solution Requirements	Service Management and Integration
2.7.1	Service Delivery Management	Service Management	Service Management and Integration
2.7.2	Incident Management	Service Management	Service Management and Integration
2.7.3	Problem Management	Service Management	Service Management and Integration
2.7.4	Configuration and Asset Management	Service Management	Service Management and Integration
2.7.5	Change Management	Service Management	Service Management and Integration
2.7.6	Release Management	Service Management	Service Management and Integration
2.7.7	Capacity Management	Service Management	Service Management and Integration
2.7.8	Availability Management	Service Management	Service Management and Integration
2.7.9	Service Level Management	Service Management	Service Management and Integration
2.7.10	Service Continuity Management	Service Management	Service Management and Integration
2.8.1	Security Oversight	Security Mgmt.	Service Management and Integration
2.8.2	Security Policy Development	Security Mgmt.	Service Management and Integration
2.9.1	Program Management Oversight	Program Mgmt.	Service Management and Integration
2.9.2	Program Management	Program Mgmt.	Service Management and Integration
2.9.3	Project Management	Program Mgmt.	Service Management and Integration
3.1.1	Technical Requirements Development	Solution Formation	
3.1.2	Security Solution Development	Solution Formation	
3.1.3	Solution Development	Solution Formation	
3.1.4	Resource Estimation	Solution Formation	
3.2.1	Platform Engineering	Infra. Engineering	
3.3.1	Software Design	Software Engineering	
3.3.2	Software Development	Software Engineering	
3.3.3	Software Integration	Software Engineering	
3.3.4	Logical Database Administration	Software Engineering	
3.3.5	Peer Review	Software Engineering	
3.4.1	Testing	Quality Assurance	
3.4.2	Environment Integration Testing	Quality Assurance	
3.4.3 (a)	User Acceptance Testing (CTS Users)	Quality Assurance	
3.4.3 (b)	User Acceptance Testing (HNT Users)	Quality Assurance	
3.5.1	Service Desk	Client Support	
3.5.2	Technical Support	Client Support	
3.5.3	Business Systems Support	Client Support	
3.6.1	Procurement Management	Acquire	
3.6.2	Third Party Contract Management	Acquire	
3.6.3	Acquisition	Acquire	
3.7.1	Configuration	Deploy	
3.7.2	Implementation	Deploy	
3.8.1	Maintenance Administration	Maintain	
3.8.2	Local Maintenance & Repair	Maintain	
3.8.3	Remote Maintenance & Repair	Maintain	
3.9.1	Corrective Maintenance	Software Maintenance	
3.9.2	Adaptive Maintenance	Software Maintenance	
3.9.3	Perfective Maintenance	Software Maintenance	
3.9.4	Preventive Maintenance	Software Maintenance	

2.5.1	Standards Policies Establishment	Standards	Service Management and Integration
2.5.2	Standards Development		
2.5.3	Standards Approval		
2.5.4	Standards Audit		
2.6.1	Market Requirements Documentation	Solution Requirements	
2.6.2	Business Requirements Documentation		
2.6.3	Security Requirements Development		
2.6.4	Solution Integration		
2.6.5	Security Solution Approval		
2.6.6	Solution Approval		
2.7.1	Service Delivery Management	Service Management	
2.7.2	Incident Management		
2.7.3	Problem Management		
2.7.4	Configuration and Asset Management		
2.7.5	Change Management		
2.7.6	Release Management		
2.7.7	Capacity Management		
2.7.8	Availability Management		
2.7.9	Service Level Management		
2.7.10	Service Continuity Management		
2.8.1	Security Oversight	Security Mgmt.	
2.8.2	Security Policy Development		
2.9.1	Program Management Oversight	Program Mgmt.	
2.9.2	Program Management		
2.9.3	Project Management		
3.1.1	Technical Requirements Development	Solution Formation	
3.1.2	Security Solution Development		
3.1.3	Solution Development		
3.1.4	Resource Estimation		
3.2.1	Platform Engineering	Infra. Engineering	
3.3.1	Software Design	Software Engineering	
3.3.2	Software Development		
3.3.3	Software Integration		
3.3.4	Logical Database Administration		
3.3.5	Peer Review		
3.4.1	Testing	Quality Assurance	
3.4.2	Environment Integration Testing		
3.4.3 (a)	User Acceptance Testing (CTS Users)		
3.4.3 (b)	User Acceptance Testing (HNT Users)		
3.5.1	Service Desk	Client Support	
3.5.2	Technical Support		
3.5.3	Business Systems Support		
3.6.1	Procurement Management	Acquire	
3.6.2	Third Party Contract Management		
3.6.3	Acquisition		
3.7.1	Configuration	Deploy	
3.7.2	Implementation		
3.8.1	Maintenance Administration	Maintain	
3.8.2	Local Maintenance & Repair		
3.8.3	Remote Maintenance & Repair		
3.9.1	Corrective Maintenance	Software Maintenance	
3.9.2	Adaptive Maintenance		
3.9.3	Perfective Maintenance		
3.9.4	Preventive Maintenance		

Category	No.	Function
Operations	3.10.1	Operations Scheduling
	3.10.2	Computer Operations
	3.10.3	Network Operations
	3.10.4	Media Operations
	3.10.5	Physical Database Administration
	3.10.6	Operations Monitoring
Service Support	3.11.1	Incident Management Execution
	3.11.2	Problem Identification and Resolution
	3.11.3	Configuration Management Execution
	3.11.4	Change Management Execution
	3.11.5	Release Management Execution
	3.11.6	Capacity Reporting
	3.11.7	Availability Analysis
	3.11.8	Service Continuity Plan Development
	3.11.9	Service Continuity Plan Execution
Security	3.12.1	Security Implementation
	3.12.2	Security Operations
	3.12.3	Security Credentials Management
	3.12.4	Credentials Authorization
	3.12.5	Security Analysis
	3.12.6	Security Incident Response
	3.12.7	Vulnerability Assessment
Enterprise Security	4.1.1	Security Operations
	4.1.2	Security Analysis
	4.1.3	Incident Response
	4.1.4	Vulnerability Assessment
Logistics	3.13.1	Disposition
	3.13.2	Warehouse Management
	3.13.3	Distribution

U.S. Patent No. 7,308,414
U.S. Patent No. 7,979,303B2

3.10.1	Operations Scheduling	Operations
3.10.2	Computer Operations	
3.10.3	Network Operations	
3.10.4	Media Operations	
3.10.5	Physical Database Administration	
3.10.6	Operations Monitoring	
3.11.1	Incident Management Execution	Service Support
3.11.2	Problem Identification and Resolution	
3.11.3	Configuration Management Execution	
3.11.4	Change Management Execution	
3.11.5	Release Management Execution	
3.11.6	Capacity Reporting	
3.11.7	Availability Analysis	
3.11.8	Service Continuity Plan Development	
3.11.9	Service Continuity Plan Execution	
3.12.1	Security Implementation	Security
3.12.2	Security Operations	
3.12.3	Security Credentials Management	
3.12.4	Credentials Authorization	
3.12.5	Security Analysis	
3.12.6	Security Incident Response	
3.12.7	Vulnerability Assessment	
4.1.1	Security Operations	Enterprise Security
4.1.2	Security Analysis	
4.1.3	Incident Response	
4.1.4	Vulnerability Assessment	
3.13.1	Disposition	Logistics
3.13.2	Warehouse Management	
3.13.3	Distribution	


Health Net
CTS BPaaS
CTS as IO Provider
CTS as AO Provider
Other Third Party
Not Applicable
IBM
Governance and Leadership
Service Management and Integration
IT Management
Client Relations
Enterprise Architecture
Delivery Strategy
Sourcing Strategy
IT Finance
Actor Management
Portfolio Management
Domain Architecture
Process Arch.
Standards
Solution Requirements
Service Management
1.1.1 IT Leadership
1.1.2 IT Governance
1.1.3 Risk Management
1.1.4 Compliance Management
1.2.1 Internal Client Relationship Management
1.2.2 External Client Relationship Management
1.2.3 Demand Management
1.3.1 Enterprise Architecture Development
1.3.2 Domain Architecture Approval
1.3.3 Enterprise Architecture Approval
1.4.1 Delivery Strategy Development
1.4.2 Delivery Strategy Approval
1.5.1 Sourcing Strategy Development
1.5.2 Sourcing Execution
1.5.3 Sourcing Approval
1.6.1 Financial Control
1.6.2 Budgeting and Forecasting
1.6.3 Allocation and Chargeback
1.6.4 Invoice Review
1.6.5 Invoice Approval
1.6.6 Invoice Payment
2.1.1 Services Management
2.1.2 Incident Oversight
2.1.3 Commercial Management
2.1.4 Actor Integration
2.1.5 HR Management
2.1.6 Organizational Change Management
2.2.1 Service Catalog Management
2.2.2 Performance Management
2.2.3 Benchmarking
2.2.4 Knowledge Management
2.3.1 Information Architecture Development
2.3.2 Application Architecture Development
2.3.3 Technology Architecture Development
2.3.4 Security Architecture Development
2.4.1 Process Architecture Development
2.5.1 Standards Policies Establishment
2.5.2 Standards Development
2.5.3 Standards Approval
2.5.4 Standards Audit
2.6.1 Market Requirements Documentation
2.6.2 Business Requirements Documentation
2.6.3 Security Requirements Development
2.6.4 Solution Integration
2.6.5 Security Solution Approval
2.6.6 Solution Approval
2.7.1 Service Delivery Management
2.7.2 Incident Management
2.7.3 Problem Management
2.7.4 Configuration and Asset Management
2.7.5 Change Management
2.7.6 Release Management
2.7.7 Capacity Management
2.7.8 Availability Management
2.7.9 Service Level Management
2.7.10 Service Continuity Management
CTS Data Centers (Centennial & Chandler)
Health Net Locations
CTS BPaaS
Health Net Applications
HNT Assets Purchase by CTS
HNT Custom Enhancements
Interfaces to HNT Systems
Third Party Applications
IO Applications
Third Party Services
AO Applications (COTS)
AO Applications (non-COTS)
IO Applications
SAAS
AO Applications (COTS)
AO Applications (non-COTS)
IO Applications
SAAS

Group	Category	No.	Service
	Security Mgmt.	2.8.1	Security Oversight
		2.8.2	Security Policy Development
	Program Mgmt.	2.9.1	Program Management Oversight
		2.9.2	Program Management
		2.9.3	Project Management
Service Delivery	Solution Formation	3.1.1	Technical Requirements Development
		3.1.2	Security Solution Development
		3.1.3	Solution Development
		3.1.4	Resource Estimation
	Infra. Engineering	3.2.1	Platform Engineering
	Software Engineering	3.3.1	Software Design
		3.3.2	Software Development
		3.3.3	Software Integration
		3.3.4	Logical Database Administration
		3.3.5	Peer Review
	Quality Assurance	3.4.1	Testing
		3.4.2	Environment Integration Testing
		3.4.3 (a)	User Acceptance Testing (CTS Users)
		3.4.3 (b)	User Acceptance Testing (HNT Users)
	Client Support	3.5.1	Service Desk
		3.5.2	Technical Support
		3.5.3	Business Systems Support
	Acquire	3.6.1	Procurement Management
		3.6.2	Third Party Contract Management
		3.6.3	Acquisition
	Deploy	3.7.1	Configuration
		3.7.2	Implementation
	Maintain	3.8.1	Maintenance Administration
		3.8.2	Local Maintenance & Repair
		3.8.3	Remote Maintenance & Repair
	Software Maintenance	3.9.1	Corrective Maintenance
		3.9.2	Adaptive Maintenance
		3.9.3	Perfective Maintenance
		3.9.4	Preventive Maintenance
	Operations	3.10.1	Operations Scheduling
		3.10.2	Computer Operations
		3.10.3	Network Operations
		3.10.4	Media Operations
		3.10.5	Physical Database Administration
		3.10.6	Operations Monitoring
	Service Support	3.11.1	Incident Management Execution
		3.11.2	Problem Identification and Resolution
		3.11.3	Configuration Management Execution
		3.11.4	Change Management Execution
		3.11.5	Release Management Execution
		3.11.6	Capacity Reporting
		3.11.7	Availability Analysis
		3.11.8	Service Continuity Plan Development
		3.11.9	Service Continuity Plan Execution
	IT Security	3.12.1	Security Implementation
		3.12.2	Security Operations
		3.12.3	Security Credentials Management
		3.12.4	Credentials Authorization
		3.12.5	Security Analysis
		3.12.6	Security Incident Response
		3.12.7	Vulnerability Assessment
	Enterprise Security	4.1.1	Enterprise Security Operations
		4.1.2	Enterprise Security Analysis
		4.1.3	Enterprise Incident Response
		4.1.4	Enter.-Wide Vulnerability Assessment
	Logistics	3.13.1	Disposition
		3.13.2	Warehouse Management
		3.13.3	Distribution

U.S. Patent No. 7,308,414
U.S. Patent No. 7,979,303B2

- Health Net
- CTS BPaaS
- CTS as IO Provider
- CTS as AO Provider
- Other Third Party
- Not Applicable
- IBM

EXHIBIT A-1-1
PROCESS DEFINITIONS

ValueChain

IT Process Definitions

Version 3.1.0

Table of Contents

I. IT Process Definitions

Processes		Definitions
1	**Governance and Leadership**	
1.1	**IT Management**	
1.1.1	**IT Leadership**	The purpose of "IT Leadership" is to lead the IT organization in delivering IT services that meet the business requirements of its Clients. IT Leadership includes the following activities:
		1. Promoting and maintaining the alignment of IT services with the needs of its Clients;
		2. Leading the IT organization so as to deliver on the requirements and objectives of Clients, including:
		(a) Enabling Clients to exploit business opportunities and maximize their individual and collective potential;
		(b) Promoting the responsible use of IT assets and services; and
		(c) Providing macro-level guidance as to how, when and where IT is to deliver its services; and
		3. Promulgating the desired values, philosophies, strategies and performance of IT throughout the IT organization and the enterprise.
1.1.2	**IT Governance**	The purpose of "IT Governance" is to establish the framework for decision rights and the platform for the oversight of the key aspects of the IT environment and services. IT Governance includes the following activities:
		1. Assigning, establishing and enforcing decision rights throughout the IT organization;
		2. Establishing appropriate oversight of IT compliance, risk management, program management, IT finance, Client relations, performance management, actor management, service integration and other key aspects of IT, including:
		(a) Assigning personnel with responsibility to oversee the underlying functions;

Processes		Definitions
		(b) Providing adequate resources and authority to such personnel to carry out their oversight-based activities; and
		(c) Establishing committees and meetings, including assigning committee heads and establishing meeting schedules; and
		3. Reviewing recommendations, requests for review and other similar interactions from Process owners and, as applicable, Actors and providing feedback, including advice and consent when appropriate.
1.1.3	**Risk Management**	The purpose of "Risk Management" is to monitor, identify, assess and develop actions to mitigate and remediate IT risk. Risk Management includes the following activities:
		1. Obtaining and maintaining a comprehensive understanding of all relevant aspects of the IT and Client environments that may give rise to Risk Events or may result in IT risk, including:
		(a) Systems associated with the delivery of IT services, including the access and storage points for confidential customer and Client information;
		(b) IT plans or other similar information that could help identify exposure to risks that could limit the enterprise's ability to implement its strategic priorities;
		(c) Business recovery and continuity plans to gain insight into the critical systems and control environment;
		(d) Due diligence and monitoring activities associated with the management of External Actors;
		(e) IT operational reports providing information regarding potential performance or control issues;
		(f) Quality control reviews performed by Process or Element owners pertaining to controls that could help identify noncompliance with policy or areas of weakness;
		(g) IT audit findings that could shed light on the veracity and responsiveness of the Actors' commitments to policy compliance and operational control; and
		(h) Viewpoints of Actors' senior management as they pertain to resource limitations, real and perceived threats, priorities and key controls;

Processes		Definitions
		2. Analyzing the IT and Client environments and associated information for the purpose of:
		(a) Identifying the universe of Risk Events;
		(b) Estimating the likelihood of occurrence of Risk Events;
		(c) Identifying and estimating the impact of Risk Events on the enterprise from the applicable perspectives (e.g., strategic, operational, financial, reputation) and that appropriately take into consideration lost revenue, flawed business decisions, data recovery and reconstruction time and expense, costs of litigation and potential judgments, loss of market share, and increases to premiums or denials of insurance coverage;
		(d) Developing comprehensive risk assessments of IT operations and activities; and
		(e) Developing Key Risk Indicators to enable monitoring of changes in risk.
		3. Documenting the identified risks in a "Risk Register" and sharing the content with other Actors as appropriate.
		4. Identifying and developing a prioritization of actions that is appropriate for the complexity of the enterprise that is designed to:
		(a) Reduce risk exposure; and
		(b) Establish mitigating controls for safe, sound and efficient IT operations;
		5. Reporting the recommended prioritization of actions to the applicable Process or Element owner(s) and incorporating feedback into the prioritization;
		6. Submitting appropriately approved actions to the applicable Process or Element owner(s);
		7. Monitoring, analyzing and reporting on risk reduction, mitigation and remediation activities, including the extent to which risk assessment and prioritization results are integrated into various operational aspects of IT, including:
		(a) Technology budgeting, investment and deployment decisions;

Processes		Definitions
		(b) Contingency planning;
		(c) Policies and procedures;
		(d) Controls;
		(e) Staffing and expertise;
		(f) Insurance;
		(g) Performance benchmarks;
		(h) Service levels; and
		(i) Policy enforcement and compliance; and
		8. Reviewing business requirements and proposed solutions, and providing feedback regarding risk and control to the applicable Process owner(s).
1.1.4	**Compliance Management**	The purpose of "Compliance Management" is to cause all applicable External Compliance Requirements and External Actor Compliance Requirements to be fulfilled and to monitor the fulfillment of such requirements. Compliance Management includes the following activities:
		1. Identifying the External Compliance Requirements applicable to the IT environment;
		2. Obtaining from External Actors, comprehensive written descriptions of their External Actor Compliance Requirements, including detailed statements describing how such requirements are being fulfilled;
		3. Developing, documenting and disseminating to Actors the policies designed to fulfill the External Compliance Requirements for the IT environment;
		4. Developing and documenting the procedures and controls designed to detect and prevent noncompliance with the External Compliance Requirements;
		5. Developing and implementing an ongoing compliance (i.e., External Compliance Requirements) and ethics training program for all Actors, including those at senior levels;
		6. Determining the extent to which the IT environment is in compliance with the External Compliance Requirements, including, when appropriate, implementing:

Processes		Definitions
		(a) Auditing and monitoring systems designed to assist in the detection of noncompliance;
		(b) Systems to report or seek guidance regarding potential or actual noncompliance; and
		(c) Mechanisms designed to protect anonymity and confidentiality;
		7. Determining the extent to which External Actors are in compliance with their respective External Actor Compliance Requirements, including (when appropriate):
		(a) Obtaining from the External Actors appropriate written statements regarding their compliance with the requirements; and
		(b) Obtaining audits and assessments of External Actors by appropriately recognized independent organizations;
		8. Documenting and disseminating information regarding the compliance program to the applicable Process or Element owner(s) and other personnel as appropriate;
		9. Enforcing and encouraging compliance through appropriate mechanisms, including:
		(a) Establishing disciplinary and incentive measures; and
		(b) Documenting and reporting instances of noncompliance to the applicable Process or Element owner(s), offending Actors and other personnel as appropriate;
		10. Responding to and taking reasonable steps to prevent incidents of noncompliance with the External Compliance Requirements;
		11. Identifying personnel or Actors within the IT environment that have shown either a disregard for compliance or a tendency toward improper conduct and notifying the applicable Process owner(s) and other personnel as appropriate; and
		12. Reviewing business requirements and proposed solutions to:
		(a) Identify and communicate the applicable External Compliance Requirements; and
		(b) Provide feedback to the applicable Process or Element owner(s), including advice and consent.
1.2	**Client Relations**	

Processes		Definitions
1.2.1	**Internal Client Relationship Management**	The purpose of "Internal Client Relationship Management" is to coordinate and manage the activities necessary to initiate, enhance and maintain the IT services that support Internal Clients. Internal Client Relationship Management includes the following activities:
		1. Identifying Internal Clients;
		2. Acting as an advocate for Internal Clients with IT by promoting and actively seeking resolution of issues related to the delivery, performance and pricing of IT services;
		3. Obtaining issue handling and escalation requirements from Internal Clients and providing to the applicable Process owner(s);
		4. Tracking Internal Client issues, escalations and resolutions;
		5. Obtaining Internal Client interaction requirements and providing to the applicable Process owner(s);
		6. Facilitating IT service activities with Internal Clients;
		7. Advising Internal Clients of potential opportunities to create value using IT services;
		8. Working with Internal Clients to identify and specify strategic IT-related business missions, objectives and concepts, including obtaining the input of the applicable Process owner(s);
		9. Coordinating the provision of broad-based input (e.g., technical, resource, process) to Internal Clients regarding new business requirements that may affect the IT environment, including:
		(a) Guidance on technical solutions in the pre-business requirements development phase; and
		(b) Pricing, risk and duration information;
		10. Reviewing periodically with Internal Clients relevant information regarding ongoing and project-based activities, including IT delivery of Client-specific results regarding:
		(a) Performance (e.g., measures and metrics, performance credits);
		(b) Projects (e.g., pipeline, status, issues, supply limitations);
		(c) Financials (e.g., allocations, chargebacks, invoices); and

Processes		Definitions
		(d) Satisfaction surveys (e.g., Client, stakeholder);
		11. Reviewing the Service Catalog with Internal Clients and providing feedback to the applicable Process owner(s);
		12. Attending, as applicable and appropriate, Internal Client management meetings or other similar forums to provide perspective, support and feedback regarding the IT services, including planned future delivery capabilities and performance of IT services;
		13. Coordinating the provision of technical input and guidance into the development of Internal Client responses to requests for proposals or other similar constructs used by its customers for goods and/or services; and
		14. Attending Actor disagreement and dispute forums pertaining to issues with Internal Clients.
1.2.2	**External Client Relationship Management**	The purpose of "External Client Relationship Management" is to coordinate and manage the applicable activities necessary to initiate, enhance and maintain the IT services that support External Clients. External Client Relationship Management includes the following activities:
		1. Identifying External Clients;
		2. Acting as an advocate for External Clients by promoting and actively seeking resolution of issues related to the delivery, performance and pricing of IT services;
		3. Obtaining issue handling and escalation requirements from External Clients and providing to the applicable Process owner(s);
		4. Tracking External Client issues, escalations and resolutions;
		5. Obtaining External Client interaction requirements and providing to the applicable Process owner(s);
		6. Facilitating IT service activities with External Clients;
		7. Coordinating the provision of input (e.g., technical, resource, process) to External Clients regarding new business requirements that may affect the IT environment, including:

Processes		Definitions
		(a) Guidance on technical solutions in the pre-business requirements development phase; and
		(b) Pricing, risk and duration information;
		8. Reviewing periodically with External Clients relevant information regarding ongoing and project-based activities, including IT delivery of Client-specific results regarding:
		(a) Performance (e.g., measures and metrics, performance credits);
		(b) Projects (e.g., pipeline, status, issues, supply limitations);
		(c) Financials (e.g., allocations, chargebacks, invoices); and
		(d) Satisfaction surveys (e.g., Client, stakeholder);
		9. Reviewing the Service Catalog with External Clients and providing feedback to the applicable Process owner(s); and
		10. Attending Actor disagreement and dispute forums pertaining to issues with External Clients.
1.2.3	**Demand Management**	The purpose of "Demand Management" is to align Internal Client demand and consumption of IT services with the applicable resource and operational constraints, and to optimize demand by coordinating requests across Internal Clients and encouraging standards. Demand Management includes the following activities:
		1. Informing, directly or indirectly through the owner of Internal Client Relationship Management, Internal Clients of their consumption of IT services and, to the extent applicable, the ramifications of such behavior;
		2. Obtaining information regarding historical, current and future requests for IT services;
		3. Evaluating the impact (e.g., strategic, tactical, operational) on IT and its Internal Clients based on historical and expected future receipt of requests for IT services;
		4. Rationalizing demand by regular review of work pipelines and identifying opportunities for collaboration, standardization and reuse; and

Processes		Definitions
		5. Developing and promulgating methodologies and/or tools that help in capturing, documenting and managing the impact, decisions and results associated with consumption and demand behavior.
1.3	**Enterprise Architecture**	
1.3.1	**Enterprise Architecture Development**	The purpose of "Enterprise Architecture Development" is to design the underlying IT framework that defines and describes the applicable characteristics of the IT-enabled platforms, information, applications and security required by Clients to attain their objectives and achieve their business visions. Enterprise Architecture Development includes the following activities:
		1. Defining the guiding principles, high-level objectives and scope of architecture development;
		2. Identifying, documenting and assessing business requirements, drivers and mandates, including those derived internally and those derived from external sources such as External Clients, regulations and other compliance mandates;
		3. Identifying high-level alternative approaches, including transition timelines and interim states;
		4. Developing, documenting and disseminating the Enterprise Architecture deliverables for use by the applicable Process owner(s) of Domain Architecture;
		5. Defining the architectural deliverables to be developed by the applicable Process owner(s) of Domain Architecture, including:
		(a) Architectural-level deliverables (e.g., vision statement, IT industry best practices);
		(b) Conceptual-level deliverables (e.g., conceptual models, high-level event process models, event-process matrices);
		(c) Solution-level deliverables (e.g., logical models, detailed event process models); and
		(d) Implementation-level deliverables (e.g., detailed designs);
		6. Developing service continuity requirements, including:

Processes		Definitions
		(a) Identifying and documenting Client business recovery requirements, expectations and constraints;
		(b) Defining success criteria; and
		(c) Developing and providing service continuity plan requirements to the applicable Process owner(s); and
		7. Managing development of Domain Architecture, including:
		(a) Establishing timelines;
		(b) Identifying transition steps/interim states;
		(c) Providing instructions regarding deliverable timing and quality requirements; and
		(d) Measuring the performance of Domain Architecture.
1.3.2	**Domain Architecture Approval**	The purpose of "Domain Architecture Approval" is to perform the activities necessary to evaluate and approve each Domain Architecture. Domain Architecture Approval includes the following activities:
		1. Confirming that, both individually and collectively, the Domain Architecture deliverables will satisfy the requirements, drivers and mandates identified by the Enterprise Architecture;
		2. Confirming that individual Domain Architectures do not conflict with other Domain Architectures;
		3. Authorizing deviation from the requirements, drivers and mandates identified by the Enterprise Architecture; and
		4. Obtaining approvals from the appropriate personnel designated to approve Domain Architectures.
1.3.3	**Enterprise Architecture Approval**	The purpose of "Enterprise Architecture Approval" is to perform the activities necessary to evaluate and approve the Enterprise Architecture. Enterprise Architecture Approval includes the following activities:
		1. Confirming that the Enterprise Architecture requirements, drivers and mandates are necessary and sufficient to balance Client needs and constraints;

Processes		Definitions
		2. Confirming that the Enterprise Architecture will satisfy the requirements, drivers and mandates;
		3. Authorizing deviation from Client requirements, drivers and mandates; and
		4. Obtaining approvals from the appropriate personnel designated to approve Enterprise Architectures.
1.4	**Delivery Strategy**	
1.4.1	**Delivery Strategy Development**	The purpose of "Delivery Strategy Development" is to define how the IT services will be delivered. Delivery Strategy Development includes the following activities:
		1. Developing alternative Delivery Models in response to changes in the underlying goals, objectives and Domain Architecture, as well as technologies and services available in the marketplace;
		2. Determining the assignment of Actor responsibility for each Element and Process (or groups thereof) pertinent to the Delivery Model such that the assignment supports the applicable Domain Architecture(s), the Enterprise Architecture, and the applicable Client needs;
		3. Determining high-level characteristics (e.g., internal, external, local, regional, global) of the Actors and their span of service delivery (e.g., geographic, Client, facility types, technology grouping);
		4. Using Delivery Model constructs to develop detailed statements of responsibility for each Actor;
		5. Defining and documenting delivery requirements to be incorporated into sourcing strategies by the applicable Process owner(s) of Sourcing Strategy Development, including:
		(a) Strategic segmentation of the Processes;
		(b) Advice and consent guidelines regarding selection of Actors;
		(c) Service delivery integration requirements, including, as applicable, specific process and tool platforms;
		(d) Interaction requirements between Actors;

Processes		Definitions
		(e) Application of specific commercialization models;
		(f) Use of various service delivery performance regimes, measures and metrics;
		(g) Use of specific procurement processes; and
		(h) Required level of organizational readiness; and
		6. Developing requirements for the integration of Actors.
1.4.2	**Delivery Strategy Approval**	The purpose of "Delivery Strategy Approval" is to perform the activities necessary to evaluate and approve the delivery strategy, including the Delivery Models. Delivery Strategy Approval includes the following activities:
		1. Confirming that the Delivery Models and delivery requirements satisfy the underlying goals, objectives, and the applicable Client need, and comply with, or have received the necessary exceptions from the applicable Process owner(s) of Enterprise Architecture and Domain Architecture; and
		2. Obtaining approvals from the appropriate personnel designated to approve delivery strategies.
1.5	**Sourcing Strategy**	
1.5.1	**Sourcing Strategy Development**	The purpose of "Sourcing Strategy Development" is to identify the actions necessary to achieve the commercial aspects associated with the configuration of Actors described in the delivery strategy, and to maintain alignment between these actions, the marketplace and Client requirements. Sourcing Strategy Development includes the following activities:
		1. Analyzing organizational strategies, plans and constraints;
		2. Identifying sourcing objectives, desired outcomes and potential risks;
		3. Developing and documenting sourcing strategies;
		4. Identifying, prioritizing and sequencing (e.g., parallel, serial, staggered) and scheduling the number and type of sourcing activities to be performed in a given timeframe; including:

Processes		Definitions
		(a) Developing mechanisms to describe the relative sequence and timing for the major aspects of the sourcing activities for each underlying transaction; and
		(b) Identifying and documenting the points of linkage or dependence between the transactions;
		5. Developing performance measures to track the effectiveness of sourcing strategies against organizational performance;
		6. Tracking the achievement of the sourcing strategies;
		7. Obtaining and analyzing market information and trends, including with respect to services and suppliers;
		8. Identifying suppliers capable of performing the responsibility(ies) as allocated in the relevant delivery strategy and satisfying the associated delivery requirements, including:
		(a) Identifying the tier(s) or other segmentation schemas of suppliers to be considered for those components of IT services to be sourced externally;
		(b) Documenting the specific portfolio of suppliers to be considered for transactions;
		(c) Determining special handling requirements with respect to expected changes in the then-current population of External Actors providing components of IT services; and
		(d) Identifying supplier integration requirements (e.g., technical, commercial, process);
		9. Determining whether changes to the existing portfolio of Actors would be beneficial;
		10. Identifying, in response to new Delivery Models or need for supplier replacement, optimal methods of procuring and/or divesting (e.g., competitive procurement, termination of External Actors, renewal of External Actors, expansion/contraction of External Actor responsibility) those components of IT services to be performed by suppliers;
		11. Developing mature, standardized and repeatable sourcing transaction approaches and process models;
		12. Identifying and documenting the commercial terms required to achieve the desired level of Actor integration, interoperability and independence;

Processes		Definitions
		13. Confirming that the sourcing strategy will satisfy the delivery strategy; and
		14. Obtaining approvals from the appropriate personnel designated to approve sourcing strategies.
1.5.2	**Sourcing Execution**	The purpose of "Sourcing Execution" is to conduct the specific sourcing activities to establish or modify commercial relationships with Actors. Sourcing Execution includes the following activities:
		1. Obtaining and reviewing sourcing strategies;
		2. Preparing for and initiating activities related to contracts or services to be renewed, re-competed or restructured;
		3. Developing transaction structures;
		4. Developing transaction-based organizational structures and teams;
		5. Developing communication requirements and providing to the applicable Process owner(s);
		6. Preparing requirements packages that define the products and/or services to be sourced;
		7. Soliciting and reviewing supplier proposals in response to requirements packages;
		8. Using an appropriate mix of objective and subjective measures to determine entities that best meet the specified requirements;
		9. Negotiating statements of work, implementation solutions, Service Level Agreements, pricing and business terms, including other operational, financial, regulatory or legal aspects relevant to transactions;
		10. Preparing and negotiating contractual documents;
		11. Obtaining approvals from the appropriate personnel designated to approve sourcing transactions; and
		12. Executing contractual documents.

Processes		Definitions
1.5.3	**Sourcing Approval**	The purpose of "Sourcing Approval" is to perform those activities necessary to evaluate and approve new commercial arrangements and changes to existing commercial arrangements. Sourcing Approval includes the following activities:
		1. Confirming that sourcing transactions are sufficient and appropriately balance stakeholder needs and constraints, including with respect to timing and overall solution;
		2. Confirming that sourcing transactions satisfy the delivery and sourcing strategies, and are otherwise reasonable;
		3. Confirming that the costs and benefits of sourcing transactions meet the requisite hurdles, including those for investment approval;
		4. Confirming that the appropriate risk analyses have been performed and the identified risks are adequately mitigated and in line with the applicable standards;
		5. Confirming that the organizational impact of sourcing transactions has been appropriately considered, including as it pertains to Clients;
		6. Obtaining stakeholder buy-for sourcing transactions; and
		7. Obtaining approvals from the appropriate personnel designated to approve sourcing transactions.
1.6	**IT Finance**	
1.6.1	**Financial Control**	The purpose of "Financial Control" is to identify, measure, accumulate, analyze, prepare, interpret and communicate IT-based financial and related information. Financial Control includes the following activities:
		1. Establishing financial policies and formulating financial plans that will subsequently be expressed in financial terms;
		2. Providing guidance for financial management decisions, including the generation, analysis, presentation and interpretation of various financial and other related information;

Processes		Definitions
		3. Contributing to the monitoring and control of financial performance through the provision of reports, analysis and interpretation of such reports, and the implementation of financial controls;
		4. Contributing to periodic reporting of accounting as required by statute or regulation for shareholders, government agencies and other parties external to the business;
		5. Obtaining and reviewing relevant financial and other related information for all Actors; and
		6. Reporting financial issues, concerns and risks to the applicable Process owner(s).
1.6.2	**Budgeting and Forecasting**	The purpose of "Budgeting and Forecasting" is to (a) develop a comprehensive IT budget, including funding allocations and expense constraints, (b) establish a framework for operational units of Internal Actors to track and manage against their respective budgets, including capital and operational budgets, and (c) forecast future budget requirements. Budgeting and Forecasting includes the following activities:
		1. Determining IT budgets and how such budgets will be allocated across each Actor's various operational units, including:
		(a) Developing, maintaining and disseminating budget guidelines and parameters (e.g., standards, frameworks, timelines and other principles), which guidelines and parameters are intended to govern the creation and management of budgets;
		(b) Providing assistance to Internal Actors in developing budgets;
		(c) Collecting and compiling each Actor's budgets;
		(d) Reviewing and confirming that Actor-developed budgets comply with the relevant budget guidelines and parameters, and advising Actors of discrepancies; and
		(e) Obtaining approvals from the appropriate personnel designated to approve budgets;
		2. Measuring and reporting on actual financial performance as compared to the budget; and

Processes		Definitions
		3. Forecasting and reporting future budget performance.
1.6.3	**Allocation and Chargeback**	The purpose of "Allocation and Chargeback" is to use resource accounting, cost allocation, and chargeback systems to accurately and equitably allocate the cost of IT services to Clients. Allocation and Chargeback includes the following activities:
		1. Understanding the scope of services provided by each Actor and the associated pricing or costs;
		2. Understanding the services and charges included within the Service Catalog and working with the applicable Process owner(s) of Service Catalog Management to revise such charges when warranted;
		3. Obtaining and analyzing IT service consumption information by relevant Client or other grouping;
		4. Assigning IT service costs to appropriate financial organizational groups (e.g., cost centers); and
		5. Implementing and administering a chargeback system that records, allocates and communicates IT service costs in an understandable, controllable manner.
1.6.4	**Invoice Review**	The purpose of "Invoice Review" is to confirm that invoices submitted by Actors and other IT-based suppliers are proper and accurate. Invoice Review includes the following activities:
		1. Obtaining invoices from Actors and other suppliers;
		2. Reviewing invoices to confirm they are:
		(a) Not previously paid or in the process of being paid;
		(b) For goods and services that were approved to be purchased;
		(c) For the correct amounts in the correct currencies;
		(d) Appropriately adjusted for available credits and/or rebates; and
		(e) Consistent with the terms of the underlying commercial arrangements;

Processes		Definitions
		3. Administering invoices that do not conform to expectations or that prompt questions, including:
		(a) Tracking the status of such invoices;
		(b) Communicating and working with the entities that rendered such invoices to determine the proper handling;
		(c) Obtaining suitably revised invoices or adequate additional information to enable the continuation of the invoice review process;
		(d) Rejecting invoices where suitably revised invoices or adequate additional information does not enable continuation of the invoice review process; and
		(e) Escalating invoices to the owner of Commercial Management and other personnel as appropriate when the invoice issuer will not cooperate with resolution of the issue or provide reasonably requested supporting information;
		4. Verifying that the goods and services referenced on invoices were actually received and of the appropriate quantity and quality;
		5. Coordinating with the appropriate personnel to properly identify invoices and answer questions regarding the invoices;
		6. Assigning the applicable financial or other coding (e.g., cost center numbers) to invoices; and
		7. Submitting invoices to the owner of Invoice Approval.
1.6.5	**Invoice Approval**	The purpose of "Invoice Approval" is to approve payment of reviewed invoices. Invoice Approval includes the following activities:
		1. Obtaining invoices from the owner of Invoice Review;
		2. Reviewing invoices for proper coding and timely submission;
		3. Confirming the appropriateness of payment of invoices;
		4. Verifying that payment amounts match their corresponding invoices (as appropriately adjusted for available credits and rebates);
		5. Obtaining approvals from the appropriate personnel designated to approve invoices; and

Processes		Definitions
		6. Submitting approved invoices to the owner of Invoice Payment.
1.6.6	**Invoice Payment**	The purpose of "Invoice Payment" is to pay approved invoices. Invoice Payment includes the following activities:
		1. Obtaining invoices from the owner of Invoice Approval; and
		2. Issuing payment of invoices in the proper form (e.g., check, ACH, wire), currency and timeframe.
2	**Service Management and Integration**	
2.1	**Actor Management**	
2.1.1	**Services Management**	The purpose of "Services Management" is to collect, understand and communicate to the applicable supply-side Process owner(s) of Service Delivery Management the demands of the IT enterprise, to work with the applicable supply-side Process owner(s) of Service Delivery Management, and to monitor and to evaluate the manner in which the demands of the IT enterprise are being met. Services Management includes the following activities:
		1. Obtaining, organizing and validating the relevant drivers of demand for IT services by Clients and the IT environment in general from the applicable Process owner(s);
		2. Gaining and maintaining a comprehensive understanding of:
		(a) How each Process owner delivers its IT services;
		(b) Actor performance from both objective (e.g., SLA) and subjective perspectives;
		(c) The appetite for risk in the enterprise as it relates to operational IT service delivery alternatives;
		(d) The scope of services provided by the applicable Actors (e.g., the Service Catalog) and the costs and benefits of ordering services within the existing scope, expanding or contracting the existing scope, or ordering services that are not currently in scope for a given Actor; and

Processes		Definitions
		(e) Each applicable External Actor's capabilities pertaining to its service delivery role both in the IT environment and for third parties receiving similar services from such External Actor;
		3. Establishing and maintaining a close working relationship with the applicable Process owner(s) of Service Delivery Management;
		4. Acting as an advocate for the demand side of the IT environment, Clients and the enterprise, including:
		(a) Providing relevant information to the applicable Process owner(s) of Service Delivery Management, including historical and institutional knowledge regarding the systems, data, configuration, organization, Clients, culture and preferences of the enterprise;
		(b) Establishing and communicating the demand-side service delivery expectations and demand drivers to the applicable Process owner(s) of Service Delivery Management; and
		(c) Enforcing accountability among the applicable Process owner(s) of Service Delivery Management for meeting the enterprise's demands for action, quality, cooperation, urgency and improvement pertaining to the delivery of IT services consistent with the capabilities and broad commitments made by the applicable Process owner(s) of Service Delivery Management and other applicable service delivery Actors;
		5. Taking the actions necessary with the applicable Process owner(s) of Service Delivery Management to minimize both the effect and number of instances of service-impacting episodes on the enterprise;
		6. Verifying that External Actor obligations regarding the External Actor personnel are fulfilled, including (when appropriate):
		(a) Screening the External Actor personnel consistent with the applicable policies before instituting such personnel within, or in support of, the IT and Client environments;

Processes		Definitions
		(b) Reviewing the résumés of candidates submitted for review by External Actors, interviewing those selected for further review and providing feedback, including advice and consent;
		(c) Providing feedback, including advice and consent, to External Actors regarding their proposed changes to the then-current personnel fulfilling positions designated as key;
		(d) Validating that External Actors provide a sufficient number of personnel who possess the requisite education, skills and certification to provide the IT services; and
		(e) Advising External Actors of the need to remove certain of the External Actor personnel from providing IT services within or in support of the IT or Client environments;
		7. Reviewing policy and procedure manual documentation that is developed and submitted by Actors for review and approval, including:
		(a) Requesting and obtaining feedback on such documentation by the applicable Process owner(s) and other personnel as appropriate; and
		(b) Providing feedback to the submitting Actors, including advice and consent;
		8. Enforcing External Actor obligations regarding the use of subcontractors, including:
		(a) Obtaining and reviewing information from the applicable Process owner(s) regarding the performance of the subcontractors of External Actors;
		(b) Approving and rejecting External Actor requests to make changes to both its portfolio of approved subcontractors and scope of responsibilities to be subcontracted; and
		(c) Determining if previously approved subcontractors of an External Actor are no longer acceptable for use within or in support of the IT and Client environments, or parts thereof, and advising, as appropriate, the relevant Actor(s) and applicable Process owner(s) of Commercial Management;

Processes		Definitions
		9. Obtaining and reviewing documentation and other relevant information regarding deliverables produced by Actors, including requests by Actors for the acceptance of deliverables, and providing feedback, including advice and consent when appropriate to the relevant Actor(s) and applicable Process owner(s);
		10. Attending IT service delivery-related meetings, both recurring and ad hoc, including those where the applicable Process owner(s) of Service Delivery Management may also be present, and providing input, including (when appropriate):
		(a) Making recommendations;
		(b) Providing historical, Client or other information regarding the IT environment and the enterprise;
		(c) Countermanding decisions by other Process owner(s), including those of Service Delivery Management; and
		(d) Waiving an Actor's SLA obligations;
		11. Verifying that the applicable Process owner(s) of Service Delivery Management follow through with their short-to long-term service delivery commitments;
		12. Articulating the short- to long- term results of a comprehensive set of service delivery characteristics to the applicable Process owner(s), the enterprise and other personnel, as appropriate, including the:
		(a) Status, activities and timeframes regarding noteworthy Incidents and Problems, both ongoing and resolved;
		(b) Type, duration and purpose of IT change that will impact the enterprise;
		(c) Performance and financial shortfalls of service delivery Actors; and
		(d) Delivery and integration shortcomings of service delivery Actors (e.g., management, knowledge, personnel, process, organization, culture, tools);
		13. Escalating issues that cannot be reasonably resolved with the applicable Process owner(s) of Service Delivery Management to the applicable Process owner(s) or other appropriate personnel; and

Processes		Definitions
		14. Attending Actor disagreement and dispute forums regarding matters pertaining to IT service delivery.
2.1.2	**Incident Oversight**	The purpose of "Incident Oversight" is to oversee, inform and communicate to the applicable Process owner(s) of Incident Management and other Processes the relevant preferences for resolving Incidents, work with the applicable Process owner(s) of Incident Management to plan for, monitor and evaluate the manner in which Incidents are addressed and, if necessary, to take over various operational roles pertaining to the handling of an Incident. Incident Oversight includes the following activities:
		1. Gaining and maintaining a comprehensive understanding of each delivery Actor's role as it pertains to the management and resolution of Incidents, including, for the Process owner(s) of Incident Management and Incident Management Execution, their relevant methodologies, processes and tools;
		2. Establishing and maintaining a close working relationship with the applicable Process owner(s) of Incident Management and Incident Management Execution;
		3. Acting as an advocate for the demand side of the IT environment, Clients and the enterprise; including:
		(a) Gaining and maintaining an understanding of the perspectives and preferences of Clients, the enterprise and IT leadership regarding the handling of Incidents;
		(b) Establishing and communicating the demand-side Incident resolution expectations to the applicable Process owner(s), including Incident Management;
		(c) Providing information to the applicable Process owner(s) of Incident Management regarding notices to be issued regarding Incidents; and
		(d) Enforcing accountability among the applicable Process owner(s) of Incident Management and other relevant Processes for meeting the enterprise's demands for action, quality, cooperation and urgency pertaining to the management and resolution of Incidents;
		4. Overseeing all Incidents across their lifecycles, including:

Processes		Definitions
		(a) Gaining information about Incidents from the applicable Process owner(s) of Incident Management, Incident Management Execution and other relevant Processes, including attending recurring or ad hoc meetings where Incidents are being discussed;
		(b) Obtaining and evaluating information regarding the management and resolution of Incidents, including the personnel and other resources assigned to specific Incidents;
		(c) Obtaining and providing available information (e.g., historical, Client) regarding the IT environment and the enterprise that is reasonably requested by the applicable Process owner(s) of Incident Management or that could be of importance to the resolution of Incidents by the applicable Process owner(s) of Incident Management, Incident Management Execution and other Processes;
		(d) Acting as an intermediary between the applicable Process owner(s) of Incident Management and the applicable internal personnel of the enterprise (e.g., Clients, IT leadership, other Process owners) to facilitate temporary change in resource allocation, policy or requirements to help mitigate the impact of an Incident;
		(e) Reviewing proposed Incident resolution solutions and providing input and preferences to the Process owner(s) of Incident Management;
		(f) Requesting alternative Incident resolution solutions from the Process owner(s) of Incident Management when proposed solutions do not meet the needs and preferences of Clients, the enterprise or IT leadership;
		(g) Mandating specific actions and/or solutions to be implemented by the Process owner(s) of Incident Management in response to an Incident;
		(h) Waiving an Actor's SLA obligations;
		(i) Evaluating the effectiveness of the applicable Process owner's(s') performance of Incident Management and other Processes as it pertains to an Incident and, when deemed warranted, taking control of Incident Management and/or other Processes as necessary for such Incident;

Processes		Definitions
		(j) Declaring disasters in the IT environment and setting in motion the applicable components of the ITBCP and/or the equivalent for External Actors; and
		(k) Providing informative updates regarding the resolution of Incidents to the Process owner(s) of Services Management for communication to the applicable personnel; and
		5. Escalating issues that cannot be reasonably resolved with the applicable Process owner(s) of Incident Management to the applicable Process owner(s) or other appropriate personnel.
2.1.3	**Commercial Management**	The purpose of "Commercial Management" is to manage the commercial aspects of relationships with External Actors so that the underlying arrangements are in line with the needs of the IT environment. Commercial Management includes the following activities:
		1. Understanding all aspects of the then-current contractual agreements with External Actors;
		2. Serving as the primary point of contact for Internal Actors for the interpretation and modification of contractual agreements with External Actors;
		3. Managing and administering contractual agreements with External Actors, including:
		(a) Reviewing the circumstances regarding an External Actor's rejection of requests for service where the pricing and other terms are already specified in such Actor's service agreement, and working with the applicable Actor to resolve such matters;
		(b) Tracking and providing the requisite notices and other contract-based information to the applicable Actors;
		(c) Tracking and reporting actual costs incurred against contractual commitments;
		(d) Monitoring and verifying performance with respect to all Actor obligations;
		(e) Obtaining budgets and budget projections in the appropriate format;

Processes		Definitions
		(f) Validating the assessment, calculation and payment of credits related to service level failures and other types of credits and rebates;
		(g) Validating the assessment, calculation and payment of variable unit rate charges and adjustments (e.g., ARCs, RRCs and actual volumes versus baseline volumes);
		(h) Monitoring and validating COLA adjustments;
		(i) Reviewing and negotiating to conclusion the proposed contract changes of External Actors to implement requested change to the IT environment or IT services;
		(j) Reviewing the outcomes of dispute-based processes, forums and committees, and developing and negotiating to conclusion the corresponding contract changes (if any) to implement the agreed-to changes;
		(k) Revising service agreements with Actors to reflect properly authorized changes in scope, services, service levels and other conditions; and
		(l) Monitoring and reporting on expiring contracts and contracts intended to be renewed, re-competed or restructured;
		4. Recording the decisions and accommodations made with respect to External Actors and providing such information to the applicable Process owner(s);
		5. Inspecting, examining and auditing the systems, records, data, practices and procedures of External Actors used in rendering IT services or pertain to IT services (e.g., invoices for services, allocation of credits, determination of costs, asset counts, regulatory compliance, service level reports, number of personnel or FTE, quality and skill sets of personnel, personnel turnover rates, service continuity plans, procedure manuals);
		6. Identifying, documenting, and reporting instances of External Actor noncompliance with standards or contracted terms to the applicable Process owner(s) and other personnel as appropriate;
		7. Attending all Actor disagreement and dispute forums and presiding over those of a commercial nature; and
		8. Performing the oversight and administrative functions associated with Third Party Contract Managers, including:

Processes		Definitions
		(a) Providing the applicable notices regarding the addition or removal of Third Party Contracts from the pool(s) of such contracts to be managed by Third Party Contract Managers;
		(b) Developing and promulgating the commercial policies and standards to be enforced and performed by Third Party Contract Managers;
		(c) Developing and promulgating the guidelines for Third Party Contract Managers to use in negotiating, documenting, implementing and revising Third Party Contracts, including, as applicable, providing or reviewing contract templates;
		(d) Reviewing the strategic and operational plans of Third Party Contract Managers pertaining to the management of Third Party Contracts, and providing feedback, including advice and consent;
		(e) Reviewing the supplier selection processes and negotiation strategies of Third Party Contract Managers and providing feedback, including advice and consent;
		(f) Issuing orders to Third Party Contract Managers to revise the terms of a Third Party Contract (e.g., scope, performance, pricing, commercials) and appropriately reviewing and approving such modifications;
		(g) Reviewing the assessments and recommendations of Third Party Contract Managers pertaining to poorly performing Third Party Contracts and providing feedback, including advice and consent; and
		(h) Reviewing reports developed by Third Party Contract Managers showing the Third Party Contracts with upcoming term-based events (e.g., renewal, expiration) and providing feedback regarding the desired outcome for each.
2.1.4	**Actor Integration**	The purpose of "Actor Integration" is to integrate the non-technical aspects of Actors into a cohesive IT service delivery fabric that is prepared with adequate knowledge of the traditions, customs and policies of the IT environment and Client perception of the IT services. Actor Integration includes the following activities:

Processes		Definitions
		1. Obtaining from the applicable Process owner(s) (e.g., IT Management, Client Relations), Clients, Actors and other personnel as appropriate, insight and information regarding the fit of Actors and their personnel within the enterprise and the IT environment;
		2. Providing Actors with the information necessary to operate within the IT environment in an informed manner, including the:
		(a) Relevant policies, procedures and standards;
		(b) Roles and responsibilities of all Actors;
		(c) Leadership and governance structures, including the assignment and manner of enforcement of decision rights;
		(d) Cultural norms of the IT environment and the relevant similar aspects of the enterprise;
		(e) Business(es) of the enterprise, including its general drivers, risks, direction, priorities, concerns and trends; and
		(f) Confidentiality requirements of each Actor as it pertains to other Actors needing to access its owned or managed facilities and resources;
		3. Providing External Actors with the applicable information (e.g., policies, procedures, controls, regulatory requirements, standards, guidelines) regarding:
		(a) Accessing the networks or facilities in the IT and Client environments;
		(b) Screening of External Actor personnel as required, including the collection of relevant biometric data (e.g., fingerprints, retina scans) before such personnel perform IT services within, or in support of, the IT or Client environments;
		(c) Off-boarding of External Actor personnel, including, as applicable, the return of security badges, keys and confidential information, and terminating access privileges to systems and data within the IT and Client environments;
		(d) Subcontracting; and
		(e) Accessing, using and managing Client information;

Processes		Definitions
		4. Informing Actors of the expectations regarding their assimilation into the non-technical aspects of the IT environment; including the:
		(a) Mechanisms to be used in evaluating such assimilation; and
		(b) Methods by which issues occurring between Actors are expected to be resolved;
		5. Facilitating communication, role clarity and non-technical process definition between and among Actors, certain strategic Internal Actor Process owners, Clients and other personnel as appropriate, including:
		(a) Maintaining updated contact information for the relevant personnel associated with all Actors, relevant Client personnel and other personnel as appropriate; and
		(b) Maintaining current organizational information for the IT environment and the enterprise;
		6. Establishing methods and forums in which Actors can exchange information and ideas to:
		(a) Enhance the camaraderie among the personnel of all Actors; and
		(b) Improve the mechanisms used to keep Actors informed of relevant changes;
		7. Obtaining, analyzing and, as appropriate, sharing with Actors, information from Clients regarding relevant Actor characteristics (e.g., stakeholder satisfaction surveys);
		8. Providing a forum for the resolution of disagreements and disputes among Actors and between Actors and Clients, including acting as a central point of contact for:
		(a) Registering Actor and Client disagreements and disputes;
		(b) Scheduling Actor disagreement and dispute forums and informing Actors, Clients and other personnel of their need to participate in such forums;
		(c) Requesting Actors to provide information and resources in advance of or during Actor disagreement and dispute forums to help facilitate orderly, efficient and valuable analysis and discussions; and

Processes		Definitions
		(d) Publishing the outcomes from Actor disagreement and dispute forums to the applicable Actors, Process owner(s), Clients and other personnel; and
		9. Attending all Actor disagreement and dispute forums and presiding over those that are not of a commercial nature.
2.1.5	**HR Management**	The purpose of "HR Management" is to design and implement an HR framework for the workforce of Internal Actors. HR Management includes the following activities:
		1. Maintaining a current understanding of the HR-based requirements (e.g., staffing levels, skill sets, work locations) of that part of the IT environment performed by Internal Actors, including the timeframes in which such requirements are needed;
		2. Developing, in compliance with the applicable regulations, the strategies, programs, policies, channels and requirements for the Internal Actors to:
		(a) Evaluate personnel to determine their individual capabilities (e.g., skill sets, performance levels, trainability, aptitude);
		(b) Determine the optimal approach for obtaining the required workforce with the required skills in the required locations at the required times;
		(c) Acquire the relevant training for personnel designated to be re-trained, measure the success of such training and adapt accordingly;
		(d) Release personnel, including by transfer to External Actors;
		(e) Recruit and on-board personnel, including by transfer from External Actors;
		(f) Communicate changes with respect to personnel (e.g., relocation, outsourcing, outsourcing re-badging, layoffs, training, recruiting, evaluation, compensation);
		(g) Provide career path plans;
		(h) Develop succession plans;
		(i) Determine compensation levels, including periodic adjustments and bonuses; and

Processes		Definitions
		(j) Implement compensation and benefit changes;
		3. Obtaining and reviewing solutions developed by External Actors and prospective External Actors that involve the transfer of Internal Actor personnel to such External Actors and providing feedback to the applicable Process owner(s) and other personnel as appropriate;
		4. Obtaining, reviewing and appropriately fulfilling requests for information regarding Internal Actor personnel made by External Actors and prospective External Actors to facilitate the transfer of such personnel to such External Actors;
		5. Developing and communicating plans to accommodate the on-boarding of External Actor personnel to the applicable Process owner(s), External Actors and other personnel as appropriate; and
		6. Attending Actor disagreement and dispute forums pertaining to personnel issues.
2.1.6	**Organizational Change Management**	The purpose of "Organizational Change Management" is to prepare the workforce of Internal Actors for major change initiatives. Organizational Change Management includes the following activities:
		1. Preparing, motivating and equipping personnel to successfully address the challenges associated with change initiatives;
		2. Identifying change owners and associated stakeholders, and establishing and implementing sponsorship for organizational change activities;
		3. Assessing readiness for organizational change and developing strategies and mitigation plans to adequately address shortcomings;
		4. Communicating results of organizational change readiness assessments to stakeholders;
		5. Identifying and implementing methods, procedures, and approaches for managing organizational change;
		6. Identifying and taking action to address barriers and resistance to change; and
		7. Managing internal and external change-related communications.

Processes		Definitions
2.2	**Portfolio Management**	
2.2.1	**Service Catalog Management**	The purpose of "Service Catalog Management" is to develop and maintain a complete list of the IT services offered to Clients. Service Catalog Management includes the following activities:
		1. Developing, documenting and communicating policy regarding the content to be maintained within the Service Catalog;
		2. Producing and maintaining a Service Catalog and its contents, in alignment with the applicable Processes;
		3. Defining, for each item listed in the Service Catalog the relevant information, including:
		(a) A description of the service;
		(b) The expected timeframe or service level for fulfilling the service;
		(c) Who is entitled to request the service;
		(d) The charge (if any) of obtaining the service; and
		(e) How to order the service, including the required approvals; and
		4. Interacting with the applicable Process owner(s) to obtain insight into changes to be incorporated in the Service Catalog.
2.2.2	**Performance Management**	The purpose of "Performance Management" is to develop a performance regime that provides systems of measurement for IT services. Performance Management includes the following activities:
		1. Obtaining the performance requirements, including through discussions with the applicable Process owner(s) of Client Relations, Services Management, Incident Oversight, Service Delivery Management, Commercial Management and Actor Integration;
		2. Developing performance measures and associated levels to help meet the business requirements of Clients and to help verify that the IT environment functions as designed;

Processes		Definitions
		3. Developing performance terms to be included in SLAs (e.g., performance reporting, changes to measures and levels, financial and non-financial implications of non-performance) and providing such information to the applicable Process owner(s);
		4. Developing SLAs for the:
		(a) IT service responsibilities of Actors; and
		(b) IT services to be provided to Clients;
		5. Developing, maintaining and analyzing stakeholder satisfaction surveys (e.g., IT executives, Client executives, Client end users) designed to understand the extent to which the services of IT or a specific Actor are meeting the needs;
		6. Reviewing Actor-developed plans to resolve shortcomings identified by stakeholder satisfaction surveys and related mechanisms, and providing feedback to the applicable Process owner(s), including Services Management and, as appropriate, the relevant Actors and Clients;
		7. Assessing various technologies, products and services related to the management of performance-based information;
		8. Establishing and promulgating requirements for performance measurement, reporting and integration;
		9. Obtaining performance reports, including:
		(a) SLA reporting from the applicable Process owner(s), including Service Level Management; and
		(b) Quality control reviews performed by the applicable Process owner(s);
		10. Reviewing performance reports to identify performance and quality shortfalls, trends and other information of value to the performance regime, Actors or other Process owners, including:
		(a) Verifying the correct calculation of incentive and disincentive payments/credits;
		(b) Validating the information provided and comparing such information with Client-perceived experience; and

Processes		Definitions
		(c) Verifying that adequate quality control reviews are performed by the applicable Process owner(s) and that the results of such reviews are captured, analyzed and used by the Process owner(s) to implement the necessary corrective action(s);
		11. Discussing performance results and reporting with the applicable Process owner(s), including those of Service Level Management, to understand the underlying issues, problems and shortfalls and, to the extent applicable, commitments by Actors to resolve such matters;
		12. Developing recommendations regarding the acceptance or waiver of specific service level credits;
		13. Identifying SLA-enabled changes (e.g., re-balancing the allocation of service level credits, changing the portfolio of critical service levels, adding/deleting service measures) to Actor-specific performance requirements to help achieve the desired outcomes; and
		14. Developing and publishing reports and recommendations for the applicable Process owner(s) to discuss, as appropriate, performance related matters with Actors and Clients, including changes to be made to SLAs, stakeholder satisfaction surveys and quality control reviews.
2.2.3	**Benchmarking**	The purpose of "Benchmarking" is to determine performance characteristic differences between those produced by the IT environment and other applicable operations and standards. Benchmarking includes the following activities:
		1. Maintaining knowledge of the relevant geographic-, Client- and industry- specific measurements and associated standards;
		2. Identifying the appropriate performance measures (e.g., operational, financial, organizational) to be benchmarked;
		3. Advising the applicable Process owner(s) of the information required to be provided for benchmarking purposes;
		4. Obtaining and reviewing the relevant IT environment performance results;
		5. Determining the most appropriate manner to perform benchmarkings;

Processes		Definitions
		6. Performing benchmarking exercises, including, to the extent applicable, providing appropriate oversight of external benchmarking specialists; and
		7. Analyzing and reporting the results of benchmarking exercises to the applicable Process owner(s).
2.2.4	**Knowledge Management**	The purpose of "Knowledge Management" is to gather information regarding the IT and Client environments and the IT services and make such information available to the applicable Process owner(s) for reuse, awareness and learning across the IT environment, and to cause institutional knowledge to be documented and retained. Knowledge Management includes the following activities:
		1. Developing plans for identifying, retaining and increasing institutional knowledge of the IT environment;
		2. Assessing various technologies, products and services related to the management of knowledge, including the storage, update and accessibility of knowledge;
		3. Establishing a uniform set of practices, methodologies and tools for the preservation of IT and Client knowledge, including:
		(a) Making knowledge of the IT and Client environments and IT services available, as appropriate, to those requiring such information to perform their designated roles;
		(b) Preserving organizational memory and decision-making;
		(c) Leveraging the knowledge and expertise of Actors and their personnel to facilitate organizational learning and innovation;
		(d) Preserving and managing knowledge in the workforce (e.g., the expertise and know-how possessed by certain individuals), including when key personnel retire, when functions are sourced from one Actor to another, and when personnel shift to other positions or pursue other employment opportunities; and
		(e) Obtaining appropriately approved updates to IT policies and procedures from all Process owners and Actors and maintaining a library of such information on a current and historical basis;

Processes		Definitions
		4. Causing lessons learned and best practices to be appropriately captured after operational events (e.g., Incidents, Problems, changes); and
		5. Establishing and managing the channels through which knowledge flows (e.g., town hall meetings, round-table discussions, mentoring programs), and key attributes of such flows (e.g., processes, timeframes, format, media).
2.3	**Domain Architecture**	
2.3.1	**Information Architecture Development**	The purpose of "Information Architecture Development" is to design the Information Architecture so as to enable a common, shared, distributed, accurate and consistent data resource, including through (a) the design of data models and databases that serve the applicable participants, and (b) the development of strategies, standards and policies required to develop and implement such models and databases. Information Architecture Development includes the following activities:
		1. Developing high-level Information Architecture alternatives that comply with the Enterprise Architecture and selection criteria (e.g., cost performance, complexity, risk) and selecting the best choice from among the alternatives, including:
		(a) Identifying benefits, potential risks and mitigating responses for each alternative; and
		(b) Documenting the rationale for using each alternative;
		2. Selecting Information Architecture alternatives that best satisfy the selection criteria, including:
		(a) Evaluating each alternative against the selection criteria;
		(b) Assessing, based on the evaluation of the alternatives, the adequacy of the selection criteria and updating these criteria as necessary; and
		(c) Identifying and resolving issues with the alternatives and requirements;

Processes		Definitions
		3. Completing, based on the selected Information Architectures, Information Architecture deliverables defined by the applicable Process owner(s) of Enterprise Architecture Development, which may include:
		(a) Architecture-level deliverables (e.g., vision statement, industry best practices);
		(b) Conceptual-level deliverables (e.g., conceptual data models, high-level use cases, high-level event process models, data entity-process relationship models);
		(c) Solution-level deliverables (e.g., logical data model, detailed event process models, package evaluation criteria, data attribute-process relationship models); and
		(d) Implementation-level deliverables (e.g., database design, presentation layer design, designed application modules); and
		4. Reviewing and updating the Information Architecture as required or in response to new technologies or as directed by the applicable Process owner(s) of Enterprise Architecture Development.
2.3.2	**Application Architecture Development**	The purpose of "Application Architecture Development" is to design the Application Architecture, including the data and business process models to reflect applications, that will (a) simplify and facilitate the work activities of the applicable Client processes, (b) specify the requirements of information storage and retrieval required to accommodate the applicable objectives, and (c) appropriately address geographic considerations and how the information will be used. Application Architecture Development includes the following activities:
		1. Developing high-level Application Architecture alternatives that comply with the Enterprise Architecture and selection criteria (e.g., cost, performance, complexity, risk) and selecting the best choice from among the alternatives, including:
		(a) Identifying benefits, potential risks and mitigating responses for each alternative; and
		(b) Documenting the rationale for using each alternative;

Processes		Definitions
		2. Selecting Application Architecture alternatives that best satisfy the selection criteria, including:
		(a) Evaluating each alternative against the selection criteria;
		(b) Assessing, based on the evaluation of the alternatives, the adequacy of the selection criteria and updating these criteria as necessary; and
		(c) Identifying and resolving issues with the alternatives and requirements;
		3. Completing, based on the selected Application Architectures, Application Architecture deliverables defined by the applicable Process owner(s) of Enterprise Architecture Development, which may include producing:
		(a) Architecture-level deliverables (e.g., vision statement, industry best practices);
		(b) Conceptual-level deliverables (e.g., high-level application design, major business process diagrams, high-level event process models);
		(c) Solution-level deliverables (e.g., application system evaluation documentation, middleware design diagrams and solution requirements, detailed event process models); and
		(d) Implementation-level deliverables (e.g., distributed systems diagram, application - server mapping diagram); and
		4. Reviewing and updating the Application Architecture as required or in response to new applications or as directed by the applicable Process owner(s) of Enterprise Architecture Development.
2.3.3	**Infrastructure Architecture Development**	The purpose of "Infrastructure Architecture Development" is to design the Infrastructure Architecture, including identifying the technology platforms that will link the Information Architecture and the Application Architecture, and define operational and performance attributes, including backup, redundancy and availability in accordance with industry best practices and Client requirements. Infrastructure Architecture Development includes the following activities:

Processes		Definitions
		1. Developing high-level Infrastructure Architecture alternatives that comply with the Enterprise Architecture and selecting the best choice from among the alternatives, including:
		(a) Identifying benefits, potential risks and mitigating responses for each alternative; and
		(b) Documenting the rationale for using each alternative;
		2. Selecting Infrastructure Architecture alternatives that best satisfy the selection criteria, including:
		(a) Evaluating each alternative against the selection criteria;
		(b) Assessing, based on the evaluation of the alternatives, the adequacy of the selection criteria and updating these criteria as necessary; and
		(c) Identifying and resolving issues with the alternatives and requirements;
		3. Completing, based on the selected Infrastructure Architectures, the Infrastructure Architecture deliverables defined by the applicable Process owner(s) of Enterprise Architecture Development, which may include producing:
		(a) Architecture-level deliverables (e.g., vision statement, IT industry best practices);
		(b) Conceptual-level deliverables (e.g., high-level technology design, major business process diagrams, high-level event process models);
		(c) Solution-level deliverables (e.g., system technology evaluation documentation, network topology diagram); and
		(d) Implementation-level deliverables (e.g., Client location map, server location map, object expected/maximum volume requirements); and
		4. Reviewing and updating the Infrastructure Architecture as required or in response to new technologies or as directed by the applicable Process owner(s) of Enterprise Architecture Development.

Processes		Definitions
2.3.4	**Security Architecture Development**	The purpose of "Security Architecture Development" is to design the Security Architecture, including the plans, principles and specifications that describe (a) the security services that a system is required to provide to address the security policies, (b) the technologies required to implement such security services, and (c) the performance levels and configurations required of such technologies and services. Security Architecture Development includes the following activities:
		1. Developing Security Architecture alternatives that comply with the security policies and the Enterprise Architecture and selection, criteria (e.g., cost, performance, complexity, risk) and selecting the best choice from among the alternatives, including:
		(a) Identifying benefits, potential risks and mitigating responses for each alternative; and
		(b) Documenting the rationale for using each alternative;
		2. Selecting Security Architecture alternatives that best satisfy the selection criteria, including:
		(a) Evaluating each alternative against the selection criteria;
		(b) Assessing, based on the evaluation of the alternatives, the adequacy of the selection criteria and updating these criteria as necessary; and
		(c) Identifying and resolving issues with the alternatives and requirements;
		3. Completing, based on the selected Security Architectures, the Security Architecture deliverables defined by the applicable Process owner(s) of Enterprise Architecture Development, which may include producing:
		(a) Architecture-level deliverables (e.g., vision statement, industry best practices);
		(b) Conceptual-level deliverables (e.g., high-level technology design, major business process diagrams, high-level event process models);
		(c) Solution-level deliverables (e.g., system technology evaluation documentation, network topology diagram); and

Processes		Definitions
		(d) Implementation-level deliverables (e.g., Client location map, server location map, object expected/maximum volume requirements); and
		4. Reviewing and updating the Security Architecture as required, in response to uncovered threats, or as directed by the applicable Process owner(s) of Enterprise Architecture Development.
2.4	**Process Architecture**	
2.4.1	**Process Architecture Development**	The purpose of "Process Architecture Development" is to define the framework that will guide process development for Process groupings 1.3 (Enterprise Architecture) and 2.3 (Domain Architecture) through 3.14 (Project Management) for the applicable Process owners and promulgate specific linkages between and among such Processes. Process Architecture Development includes the following activities:
		1. Maintaining an awareness of the work of the relevant best practice organizations and standards bodies;
		2. Assessing various technologies and products related to the management of IT processes;
		3. Understanding the then-current process configuration of the IT environment, its levels of performance and its compliance with the process architecture;
		4. Understanding the needs of those who will receive the outcomes of the Processes (e.g., interaction, information, speed, location, quality, cost);
		5. Providing instructions, objectives, guiding principles, performance levels, templates, toolsets, standards and other related information to enable the applicable Process owner(s) to develop linkages to other Processes;
		6. Performing an advise and consent role with respect to Actors' process development work; and
		7. Defining, for use by the applicable Process owner(s), specific linkages between and among various Processes (e.g., inputs, outputs, sequence, flow).
2.5	**Standards**	

Processes		Definitions
2.5.1	**Standards Policies Establishment**	The purpose of "Standards Policies Establishment" is to develop, document and maintain a set of guiding principles for the development or adoption of technical specifications, practices and procedures. Standards Policies Establishment includes the following activities:
		1. Determining the requirements (e.g., Client, regulatory, security, audit, contractual) and factors (e.g., Internal Client business relationships) on which the policies will be based;
		2. Maintaining a repository of the current and historical policies and exceptions, and the underlying supporting material on which they were derived;
		3. Identifying and developing policies, including guidelines for exceptions to standards;
		4. Establishing timelines for the development or adoption, review and maintenance of standards;
		5. Instructing the owner of Standards Development with respect to the content, adoption criteria, timing and quality expectations of standards; and
		6. Identifying and establishing policies for measuring compliance with standards.
2.5.2	**Standards Development**	The purpose of "Standards Development" is to develop, identify for adoption, document and maintain standards in accordance with the applicable policies. Standards Development includes the following activities:
		1. Obtaining the policies, exceptions and guiding principles from the applicable Process owner(s) of Standards Policies Establishment;
		2. Identifying the applicable criteria on which the development of standards will be based;
		3. Maintaining ongoing knowledge of the relative components of the relevant marketplace, including the manufacturers, their goods, and the performance of such goods in similar environments;

Processes		Definitions
		4. Obtaining information as required to develop standards, including information promulgated by the applicable Process owner(s) of Enterprise Architecture and Domain Architecture;
		5. Developing standards and documenting the factors on which such standards were based, including, as appropriate, alternatives considered and the rationale for the decisions;
		6. Providing standards and supporting material to the applicable Process owner(s) of Standards Approval;
		7. Reviewing and revising standards based on new factors, new policies and requests for modification from the applicable Process owner(s) of Standards Policy Establishment and/or Standards Approval; and
		8. Publishing approved standards to the applicable Process owner(s).
2.5.3	**Standards Approval**	The purpose of "Standards Approval" is to perform the activities necessary to evaluate and approve proposed standards developed by Standards Development. Standards Approval includes the following activities:
		1. Confirming that the proposed standards:
		(a) Comply with the requirements of the Enterprise Architecture;
		(b) Comply with the requirements of the relevant Domain Architecture(s);
		(c) Comply with the policies established by the applicable Process owner(s) of Standards Policies Establishment;
		(d) Meet the underlying business requirements; and
		(e) Do not create operational or technical conflicts with other standards;
		2. Advising the applicable Process owner(s) of Standards Development of proposed standards that are not accepted and providing information regarding why such conclusions were reached and/or the types of changes required to be made;
		3. Obtaining approvals from the appropriate personnel designated to approve standards; and

Processes		Definitions
		4. Communicating, when warranted, approval of proposed standards to the applicable Process owner(s) of Standards Development.
2.5.4	**Standards Audit**	The purpose of "Standards Audit" is to determine the extent to which standards have not been followed. Standards Audit includes the following activities:
		1. Maintaining a complete listing of current and historical standards;
		2. Developing methods for auditing compliance with standards, including addressing the measurement policies developed by Standards Policies Establishment;
		3. Measuring noncompliance with the applicable standards;
		4. Identifying, documenting, and reporting instances of noncompliance with standards to the offending Process owners and other personnel as appropriate; and
		5. Escalating, as applicable, noncompliance with standards to the applicable Process owner(s) and other personnel as appropriate.
2.6	**Solution Requirements**	
2.6.1	**Business Requirements Documentation**	The purpose of "Business Requirements Documentation" is to document business requirements (e.g., inputs, outputs, scheduling, performance). Business Requirements Documentation includes the following activities:
		1. Identifying stakeholders and documenting their needs, expectations and constraints (including quality, schedule and cost);
		2. Documenting business drivers and relevant business interfaces, including those that are internal and external to the enterprise, as well as those that are automated and manual);
		3. Documenting schedule and business case requirements;
		4. Transforming expressed stakeholder needs, expectations, constraints, and interfaces into documented business requirements; and

Processes		Definitions
		5. Providing business requirements to the applicable Process owner(s) of Solution Integration.
2.6.2	**Security Requirements Development**	The purpose of "Security Requirements Development" is to analyze business and security requirements and refine them to a sufficient level of detail so that solutions can be developed. Security Requirements Development includes the following activities:
		1. Obtaining, reviewing and analyzing business and security requirements from the applicable Process owner(s) of Business Requirements Documentation and solution requirements from the applicable Process owner(s) of Security Oversight, Security Policy Development, Security Operations and Security Analysis;
		2. Establishing and maintaining required capabilities lists;
		3. Analyzing and quantifying functional capabilities required by Clients;
		4. Analyzing and quantifying non-functional capabilities required by Clients (e.g., availability, performance, adaptability to change, re-use); and
		5. Establishing solution requirements, including:
		(a) Specifying required alignment with the reference Security Architecture(s), approved standards and risk mitigation objectives;
		(b) Developing technical requirements for solution design;
		(c) Identifying system interface requirements, both internal and external to such solutions;
		(d) Developing functional, performance, maintenance, support and disposal concepts, and scenarios;
		(e) Defining environments in which solutions will operate, including boundaries and constraints;
		(f) Documenting and providing technical requirements and associated material to the applicable Process owner(s); and

Processes		Definitions
		(g) Revising technical requirements based on feedback from the applicable Process owner(s), including the Process owner(s) of Security Solution Development, Security Operations and Security Analysis.
2.6.3	**Solution Integration**	The purpose of "Solution Integration" is to develop integrated solutions that meet their respective business requirements. Solution Integration includes the following activities:
		1. Developing an approach to produce integrated solutions that are consistent with the required level of quality, schedule and cost;
		2. Developing solution requirements and constraints (e.g., technical, financial, geographic, process) specific to business requirements, including obtaining the External Compliance Requirements and feedback regarding risk and control applicable to such business requirements from the applicable Process owner(s) of Compliance Management and Risk Management;
		3. Providing solution requirements and business requirements to the applicable Process owner(s) of Technical Requirements Development;
		4. Resolving development and integration issues pertaining to technical requirements and solutions;
		5. Reviewing solutions and interactions between solution components, and confirming that overall solutions meet their respective underlying requirements, including obtaining, as applicable, advice and consent from the applicable Process owner(s);
		6. Reviewing estimates provided by the applicable Process owner(s) of Resource Estimation and confirming they contain the information necessary to develop the required business cases and are otherwise reasonable;
		7. Informing the applicable Process owner(s) of Solution Formation of errors or required changes, including those pertaining to technical requirements, solutions or sub-components of solutions and estimations;
		8. Confirming that the costs and benefits of solutions meet the relevant hurdles for investment approval;

Processes		Definitions
		9. Confirming that the risk profile of solutions are reasonable and in-line with the relevant requirements; and
		10. Consolidating solutions into comprehensive business cases, including the applicable development of financial information, that describe the relevant information necessary for the applicable Process owner(s) of Solution Approval and other personnel as appropriate to make sound business decisions.
2.6.4	**Security Solution Approval**	The purpose of "Security Solution Approval" is to provide a final review of solutions developed in response to security requirements or proposals presented by Actors on an unsolicited basis and, as applicable, providing feedback, including advice and consent. Security Solution Approval includes the following activities:
		1. Reviewing the applicable aspects of security solutions;
		2. Confirming that the security solutions are consistent with their respective security requirements;
		3. Confirming that the applicable Process owner(s) of Risk Management and Compliance Management find that each solution adequately addresses the associated risks, controls and compliance requirements;
		4. Confirming that the financial and other terms to implement each solution on a commercial basis are either:
		(a) Consistent with the then-current terms of the service agreement(s) with the applicable External Actor(s) (i.e., no changes are necessary); or
		(b) Negotiated and documented to the satisfaction of the applicable Process owner(s) of Commercial Management and the applicable External Actor(s);
		5. Advising the applicable Actors and Process owner(s) of Security Solution Approval if changes to solutions, solution sub-components or commercial terms are needed;
		6. Obtaining approvals from the appropriate personnel designated for approving solutions as and when appropriate; and
		7. Communicating, when warranted, the final disposition (e.g., approved, disapproved) of solutions to the applicable Actors, Process owner(s) and other personnel as appropriate.

Processes		Definitions
2.6.5	**Solution Approval**	The purpose of "Solution Approval" is to provide a final review of solutions developed in response to business requirements or proposals presented by Actors on an unsolicited basis and, as applicable, providing feedback, including advice and consent. Solution Approval includes the following activities:
		1. Reviewing the applicable aspects of solutions and their respective business cases;
		2. Confirming that the business cases are consistent with their respective business requirements;
		3. Confirming that the applicable Process owner(s) of Risk Management and Compliance Management find that each solution adequately addresses the associated risks, controls and compliance requirements;
		4. Confirming that the financial and other terms to implement each solution on a commercial basis are either:
		(a) Consistent with the then-current terms of the service agreement(s) with the applicable External Actor(s) (i.e., no changes are necessary); or
		(b) Negotiated and documented to the satisfaction of the applicable Process owner(s) of Commercial Management and the applicable External Actor(s);
		5. Advising the applicable Actors and Process owner(s) of Solution Integration if changes to solutions, solution sub-components or commercial terms are needed;
		6. Obtaining approvals from the appropriate personnel designated for approving solutions as and when appropriate; and
		7. Communicating, when warranted, the final disposition (e.g., approved, disapproved) of solutions to the applicable Actors, Process owner(s) and other personnel as appropriate.
2.7	**Service Management**	
2.7.1	**Service Delivery Management**	The purpose of "Service Delivery Management" is to manage the performance of Actors to optimize the delivery of IT services. Service Delivery Management includes the following activities:

Processes		Definitions
		1. Setting the service delivery expectations for Actors, including:
		(a) Developing, documenting, disseminating and monitoring actions to be implemented, including with regard to designated timeframe(s); and
		(b) Discussing action compliance and noncompliance with the relevant Actors;
		2. Coordinating work between and among Actors and Processes so that IT services are performed appropriately, including establishing recurring and one-time meetings;
		3. Establishing and maintaining a close working relationship with the applicable Process owner(s) of Services Management;
		4. Coordinating with the applicable Process owner(s) of Services Management and implementing directions provided by such Process owner(s);
		5. Establishing frameworks for measuring Actor delivery and contribution to optimized IT services;
		6. Obtaining and analyzing information regarding the performance of Actors;
		7. Developing recommended change in Actor responsibility and discussing such changes with the applicable Process owner(s) and other personnel as appropriate;
		8. Developing proposed projects and initiatives based on strategic direction provided by the applicable Process owner(s);
		9. Advising Actors as to the extent to which their performance meets expectations;
		10. Addressing Actor performance issues on an ongoing basis (e.g., performance trends, project delivery);
		11. Reviewing proposed changes to Actor SLAs and providing feedback to the applicable Process owner(s);
		12. Providing feedback regarding Actor performance remediation requirements to the applicable Process owner(s);
		13. Obtaining and analyzing information from the applicable Process owner(s) regarding expected future change to IT services and/or the IT environment and:

Processes		Definitions
		(a) Developing or modifying the appropriate strategies and activities necessary to adequately address the required change, including making recommendations for change in the allocation of Actor responsibility or change in the portfolio of Actors;
		(b) Obtaining the advice or approval of the appropriate personnel designated to approve IT environment and IT service changes; and
		(c) Implementing appropriately approved IT environment and IT service changes by communicating such changes to the applicable Process owner(s); and
		14. Attending Actor disagreement and dispute forums regarding matters pertaining to service delivery.
2.7.2	**Incident Management**	The purpose of "Incident Management" is to direct the restoration of service in response to Incidents, to minimize the adverse impact on Clients as a result of Incidents, and to maintain the required levels of service. Incident Management includes the following activities:
		1. Defining the Incident management processes (e.g., detection, investigation, diagnosis, escalation, notification, resolution, recovery, closure, reporting), which are to include specification of the individuals to be involved in each aspect of managing Incidents;
		2. Establishing and maintaining a close working relationship with the applicable Process owner(s) of Incident Oversight;
		3. Reviewing the severity levels assigned to Incidents, and revising such levels as appropriate;
		4. Assessing service restoration plans to confirm development of comprehensive solutions that take into account the relevant conditions, events and needs;
		5. Reviewing Incident recovery actions developed by the applicable Process owner(s) of Incident Management Execution and providing guidance as required;

Processes		Definitions
		6. Coordinating the roles and responsibilities of the Processes to be involved in the resolution of Incidents, including, where appropriate, establishing separate teams to concentrate on specific Incidents or sub-components of Incidents;
		7. Coordinating with the applicable Process owner(s) of Incident Oversight and implementing directions provided by such Process owner(s);
		8. Confirming the appropriate closure of Incidents;
		9. Reviewing the process models and/or workflows developed by the applicable Process owner(s) of Incident Management Execution for pre-defined Incidents (e.g., recurring Incidents, Incidents requiring special handling) and providing guidance as required;
		10. Conducting Incident management review meetings with the applicable Process owner(s), Clients and other personnel as appropriate; and
		11. Identifying Process owners and Clients requiring training to reduce the number of Incidents, detect Incidents earlier and restore normal service following Incidents faster.
2.7.3	**Problem Management**	The purpose of "Problem Management" is to direct the resolution of Problems to minimize the adverse impact on business operations, maintain the required levels of service and prevent the recurrence of Problems. Problem Management includes the following activities:
		1. Defining the Problem management processes (e.g., root cause analysis, determination, investigation, diagnosis, resolution, recovery, closure, reporting), which are to include specification of the individuals to be involved in each aspect of managing Problems;
		2. Maintaining information about Problems and their appropriate workarounds to reduce the number and impact of Incidents over time (e.g., known error database);
		3. Classifying Problems in terms of their adverse impact on Clients; and

Processes		Definitions
		4. Coordinating the roles and responsibilities of the Processes to be involved in the resolution of Problems, including where appropriate, establishing separate teams to concentrate on specific Problems or sub-components of Problems;
		5. Confirming the appropriate closure of Problems;
		6. Conducting Problem management review meetings with the applicable Process owner(s) and Clients to identify ways to avoid such Problems occurring in the future, including capturing post-resolution knowledge; and
		7. Identifying Process owners and Clients requiring training to reduce the number of Problems, detect Problems earlier and restore normal service following Problems faster.
2.7.4	**Configuration and Asset Management**	The purpose of "Configuration and Asset Management" is to direct the activities necessary to collect, track, manage, maintain and report on the physical presence, financial information, contractual terms, configuration states and associations among the assets/CIs in the environment. Configuration and Asset Management includes the following activities:
		1. Obtaining the objectives and requirements for asset and CI information from the applicable Process owner(s);
		2. Establishing the detailed specifications for what asset and configuration information is to be maintained and obtaining approvals from the appropriate personnel designated to approve such specifications;
		3. Providing, implementing and operating a CMDB and the appropriate tools to:
		(a) Record and track the applicable asset and configuration information through the full lifecycle (e.g., purchase, configuration, installation, repair, redeployment, removal, disposal);
		(b) Understand how CIs, when combined, constitute broader categories of technology (e.g., network, system, storage);
		(c) Determine the associations between CIs themselves and, as applicable, with other relevant items (e.g., personnel, business units, buildings, Client or IT services);

Processes		Definitions
		(d) Forecast changes in asset populations and configurations;
		(e) Identify the underlying components or sub-components;
		(f) Monitor changes made to the CMDB and advise the applicable Process owner(s) of inconsistent or suspect information; and
		(g) Facilitate the redeployment and/or reuse of assets;
		4. Developing policies for how the information is to be maintained in the CMDB;
		5. Developing requirements for how various activities of other Processes are to interface with the CMDB;
		6. Making asset and configuration information available to the applicable Process owner(s);
		7. Compiling, and making available for review and/or publication, management reports regarding assets and their association with other information in the CMDB;
		8. Monitoring and enforcing software license compliance, including:
		(a) Monitoring the IT environment for software and reporting instances of detected and undetected licenses, as well as instances of unapproved software;
		(b) Fulfilling inquiries regarding the extent to which specific software signatures are present within the IT environment;
		(c) Fulfilling inquiries requiring the validation of the presence and version of specific software installed on a particular Element or group of Elements within defined boundaries; and
		(d) Developing periodic reporting of license information and the level of compliance with the terms of the licenses and providing such reporting to the applicable Process owner(s);
		9. Monitoring hardware and software warranties within the IT environment, including:
		(a) Developing periodic and ad hoc reporting regarding the status of such warranties (e.g., in force, about to expire);

Processes		Definitions
		(b) Identifying Elements that, based on then-current objectives, merit the purchase or renewal of warranties or similar mechanisms; and
		(c) Advising the applicable Process owner(s) of warranty optimization strategies and obtaining approvals from the appropriate personnel designated to approve and implement such strategies; and
		10. Performing, as necessary, audits of the CMDB and the practices of Process owners that provide input into the CMDB, to:
		(a) Determine if the required level of accuracy is being produced by the overall system of configuration management processes performed by the applicable Process owner(s); and
		(b) Provide useful input regarding CMDB accuracy to the applicable Process owner(s).
2.7.5	**Change Management**	The purpose of "Change Management" is to control changes to the IT environment or IT services in a manner that minimizes the number and impact of associated Incidents and Problems. Change Management includes the following activities:
		1. Maintaining a well-grounded understanding of the type, reason, volume and frequency of change made to the IT environment;
		2. Maintaining awareness of the pipeline of change to the IT environment;
		3. Understanding the applicable Client policies and change procedures and aligning the relevant IT change processes as appropriate;
		4. Developing, documenting and maintaining the processes by which change is introduced to the IT environment, including:
		(a) Policies for the classification of change requests;
		(b) Activities for all classes of change (e.g., standard, recurring, special handling, emergency);
		(c) Policies for change approval, including, as applicable and appropriate for specific Clients and classes of change, those that can be implemented in an expedited or pre-approved manner;

Processes		Definitions
		(d) Activities to be taken to handle unanticipated events that may occur during change execution;
		(e) Identification of dependencies;
		(f) Identification of the Process owners required to be involved in the change-based processes and their respective roles;
		(g) Expected timeframes and thresholds for the completion of the change processes;
		(h) Escalation and notification procedures; and
		(i) Requirements for preserving and/or archiving of change records;
		5. Obtaining and assessing change requests, including those obtained from the applicable Process owner(s) of Change Management Execution, and identifying impractical or unnecessary change requests, and providing feedback to the requestors;
		6. Classifying and prioritizing change requests, including assessing the appropriate factors (e.g., risk, cost, impact, security) applicable to such requests;
		7. Verifying the consistency and compatibility of the documentation for changes compiled by the applicable Process owner(s) of Change Management Execution;
		8. Scheduling changes;
		9. Registering completed changes and closing change requests;
		10. Developing, maintaining and documenting linkages with other Processes to establish traceability of changes, detect unauthorized changes and identify change-related Incidents and Problems;
		11. Developing, maintaining, documenting and publishing change schedules; and
		12. Reviewing (on a post-implementation basis) change requests and verifying that the change objectives were met without unexpected adverse impact.

Processes		Definitions
2.7.6	**Release Management**	The purpose of "Release Management" is to plan, review, approve and coordinate releases. Release Management includes the following activities:
		1. Developing and maintaining the policies, standards and processes to be followed for the lifecycle of releases and communicating such information to the applicable Process owner(s);
		2. Establishing roadmaps for releases and communicating such information to the applicable Process owner(s);
		3. Obtaining and reviewing release packages from the applicable Process owner(s) of Release Management Execution;
		4. Auditing release packages and identifying dependencies or schedule conflicts with other release packages;
		5. Coordinating the testing of releases;
		6. Coordinating release schedules;
		7. Confirming that the required change approvals have been obtained;
		8. Confirming that release packages can be tracked, installed, tested, verified, and/or uninstalled or backed out as appropriate;
		9. Providing feedback to the applicable Process owner(s) of Release Management Execution regarding proposed release packages;
		10. Obtaining approvals from the appropriate personnel designated to approve release packages;
		11. Communicating, when warranted, approval of proposed release packages to the applicable Process owner(s) of Release Management Execution;
		12. Developing communication notices regarding releases for publication to Clients and the applicable Process owner(s); and
		13. Archiving release information, including, as applicable, release images.

Processes		Definitions
2.7.7	**Capacity Management**	The purpose of "Capacity Management" is to perform the functions necessary to determine the appropriate levels of IT services and resources to be available and matched to current and anticipated future business needs. Capacity Management includes the following activities:
		1. Developing, maintaining and documenting capacity plans;
		2. Forecasting the volume of IT services based on the applicable criteria;
		3. Developing predictive and ongoing capacity indicators, including obtaining information and feedback from the applicable Process owner(s) of Client Relations;
		4. Analyzing utilization and trend forecasts produced by the owner of Capacity Reporting and proactively developing recommendations regarding change to the IT environment (e.g., upgrades, downgrades, enhancements, reconfiguration) to correctly align the performance and availability needs with IT service capacity;
		5. Responding to capacity-related "threshold" events and initiating the appropriate activities;
		6. Notifying the applicable Process owner(s) of recommended changes to the levels of IT services and resources to address current and forecasted capacity and capacity-related performance issues;
		7. Assisting with the diagnosis and resolution of performance and capacity-related Incidents and Problems;
		8. Obtaining information regarding the short, medium and long term plans for change to the IT environment; and
		9. Assessing the impact of change in the IT environment on capacity plans.
2.7.8	**Availability Management**	The purpose of "Availability Management" is to understand the availability requirements, develop availability plans, analyze availability performance and develop recommendations for change to improve availability. Availability Management includes the following activities:

Processes		Definitions
		1. Understanding the Clients' requirements for the availability of IT services, including obtaining information from the applicable Process owner(s) of Client Relations;
		2. Developing, maintaining and documenting IT availability plans;
		3. Developing and providing availability management reports to the applicable Process owner(s);
		4. Analyzing risks to availability;
		5. Analyzing availability information and developing recommendations for improvement; and
		6. Assessing the impact of change in the IT environment on availability plans.
2.7.9	**Service Level Management**	The purpose of "Service Level Management" is to enact and integrate the performance regime established by Performance Management. Service Level Management includes the following activities:
		1. Obtaining the performance measurement, reporting and integration requirements;
		2. Obtaining, reviewing and monitoring the relevant SLAs;
		3. Making the applicable Process owner(s) aware of changes to the performance requirements and SLAs;
		4. Coordinating and integrating the performance reporting activities of Actors so that performance reporting to the enterprise is consistent;
		5. Obtaining Actor-produced performance reports and:
		(a) Verifying the reports are consistent with the performance reporting requirements;
		(b) Validating the information obtained;
		(c) Comparing the performance results with the applicable SLAs;
		(d) Determining which, if any, of an Actor's performance measures require special handling (e.g., service level credit, service level bonus);

Processes		Definitions
		(e) Validating or determining, as necessary, the correct calculation of incentive and disincentive payments/credits; and
		(f) Tracking the elections and payments of service level credits to and from the applicable Actors;
		6. Discussing performance results and reporting with Actors to understand the underlying issues, problems and shortfalls and, to the extent applicable, their commitments to resolve such matters;
		7. Performing relevant analysis of the performance results (current and historical) to identify trends that could signal systemic and/or structural issues;
		8. Determining, for performance measures that cross the boundaries of multiple Actors, the apportionment of service level responsibility to the appropriate Actor(s) in cases where service level failure has occurred;
		9. Aggregating Actor-specific performance reports into unified reports consistent with the performance reporting requirements, including those established by the applicable Process owner(s) of Performance Management;
		10. Publishing unified performance reports and the associated observations and recommendations to the applicable Process owner(s);
		11. Discussing performance results holistically with the applicable Process owner(s) of Performance Management; and
		12. Observing the underlying service delivery mechanisms and Actor behavior and making recommendations to the applicable Process owner(s) on ways to provide incentive for Actors to achieve the desired performance outcomes.
2.7.10	**Service Continuity Management**	The purpose of "Service Continuity Management" is to confirm that the service continuity plans developed at the platform, system and Client levels will collectively meet the continuity requirements. Service Continuity Management includes the following activities:
		1. Developing and providing service continuity plan guidelines (e.g., objectives, requirements, timeframes, format, process) to the applicable Process owner(s) of Service Continuity Plan Development;

Processes		Definitions
		2. Reviewing service continuity plans;
		3. Determining if service continuity plans individually and collectively meet the Client and technical continuity requirements;
		4. Providing advice and guidance regarding adjustments of service continuity plans so that activities within and across plans are appropriate and compatible;
		5. Compiling and publishing finalized service continuity plans into an integrated IT Business Continuity Plan ("ITBCP");
		6. Obtaining approvals from the appropriate personnel designated to approve ITBCPs;
		7. Coordinating, scheduling and monitoring the performance and results of contingency plan testing, including the development of recommendations for change to the ITBCP;
		8. Monitoring Actors to verify that their applicable personnel are appropriately trained in the ITBCP and are able to successfully implement the plan; and
		9. Developing recommendations to improve the system of service continuity.
2.8	**Security Management**	
2.8.1	**Security Oversight**	The purpose of "Security Oversight" is to oversee Information Security at a high level to ensure appropriate operation of the security controls with coordination both within the Information Security processes and between the Information Security Actors and other Actors within the IT environment. Security Oversight includes the following activities:
		1. Reviewing and approving security policies prepared by the Process Owner of Security Policy Development.
		2. Gaining and maintaining a comprehensive understanding of each delivery Actor's role as it pertains to the management of Information Security, relevant methodologies, processes and tools;

Processes		Definitions
		3. Establishing and maintaining a close working relationship with the applicable Process owner(s) of Incident Oversight, Incident Management, Security Operations, Security Analysis and Security Incident Response;
		4. Acting as an advocate on Information Security issues for the demand side of the IT environment, Clients and the enterprise, including:
		(a) Gaining and maintaining an understanding of the perspectives and preferences of Clients, the enterprise and IT leadership regarding Information Security;
		(b) Establishing and communicating the demand-side Information Security expectations to the applicable Process owner(s); and
		(c) Enforcing accountability among the applicable Information Security Process owner(s) for meeting the enterprise's demands for action, quality, cooperation and urgency pertaining to the management of Information Security;
		5. Reviewing proposed Security Incident Response solutions and providing input and preferences to the Process owner(s) of Incident Oversight and Incident Management;
		6. Requesting alternative Security Incident Response solutions from the Process owner(s) of Security Incident Response when proposed solutions do not meet the needs and preferences of Clients, the enterprise or IT leadership;
		7. Mandating specific actions and/or solutions to be implemented by the Process owner(s) of Security Operations and Security Incident Response in response to a security incident;
-		8. Providing ongoing, operational and tactical day-to-day business and enterprise risk mitigation context to the Security Operations and Security Analysis Process owners; and
		9. Providing strategic business and enterprise risk mitigation context to the Security Requirements Development Process owner(s).

Processes		Definitions
2.8.2	**Security Policy Development**	The purpose of "Security Policy Development" is to develop and document the policies and strategies related to IT security. Security Policy Development includes the following activities:
		1. Identifying the guiding principles and applicable drivers (e.g., risk, legal, industrial, environmental, corporate) that impact IT security policy;
		2. Developing security policies;
		3. Obtaining approvals from the appropriate personnel designated to approve IT security policies; and
		4. Documenting the security policies, including:
		(a) Maintaining them in an appropriate repository; and
		(b) Publishing them to the applicable Process owner(s).
2.9	**Program Office**	
2.9.1	**Program Management Oversight**	The purpose of "Program Management Oversight" is to oversee, inform and communicate to the applicable Process owner(s) of Program Management and Project Management and other Processes involved in identifying and delivering Customer needs and requirements including monitoring and evaluating the manner in which Programs are used to achieve Customer objectives.
2.9.2	**Program Management**	The purpose of "Program Management" is to prioritize the projects to be performed, manage linkages between projects, and oversee Project Management. Program Management includes the following activities:
		1. Establishing policies to which projects must conform (e.g., methodology, reporting, tools);
		2. Maintaining awareness of the pipeline of projects, their respective stakeholders, their purpose, and their expected benefits;
		3. Determining the sequence and/or priority of projects;
		4. Informing project stakeholders of the prioritization of their projects and re-prioritizing as appropriate based on feedback;
		5. Auditing projects to confirm compliance with the applicable policies and guidelines;

Processes		Definitions
		6. Determining stakeholder satisfaction with the handling of projects;
		7. Tracking and analyzing project performance, including:
		(a) Monitoring project progress based on major milestones; and
		(b) Meeting with project stakeholders and project managers to review project findings and recommendations;
		8. Developing and disseminating stakeholder communications, including:
		(a) Determining the information and communications needs of stakeholders (e.g., who needs what information, when they need it, and how will it be given to them);
		(b) Making needed information available to stakeholders; and
		(c) Helping Clients and stakeholders understand the implications of programs, projects and other change on their personnel;
		9. Assessing risk on projects of high-importance and on the collection of projects, including:
		(a) Identifying, analyzing, and responding to project risk;
		(b) Determining risks likely to affect projects and documenting the characteristics;
		(c) Performing a qualitative analysis of risks and conditions to prioritize their effects on project objectives; and
		(d) Tracking identified risks, monitoring residual risks, identifying new risks, executing risk plans and evaluating their effectiveness in reducing risk; and
		10. Integrating projects to provide proper and adequate coordination of the linkages between them.
2.9.3	**Project Management**	The purpose of "Project Management" is to supervise, monitor and manage projects, so that projects are performed in accordance with established plans, budgets and timelines. Project Management includes the following activities:
		1. Planning projects, including:
		(a) Forming project teams;

Processes		Definitions
		(b) Defining the specific activities that must be performed to produce the various project deliverables;
		(c) Sequencing the activities and documenting dependencies among the activities;
		(d) Estimating the time needed to complete individual activities;
		(e) Analyzing the activity sequences, activity durations, and resource requirements;
		(f) Performing risk management planning;
		(g) Determining which resources (e.g., people, hardware, materials) and which quantities of each should be used to perform project activities;
		(h) Working with the applicable Process owner(s) and other personnel as appropriate to identify and assign the personnel needed to perform project activities;
		(i) Developing estimates of the resource costs required to complete projects;
		(j) Identifying which quality standards are relevant to projects and how they can be satisfied;
		(k) Identifying, documenting, and assigning project roles, responsibilities, and reporting relationships;
		(l) Determining the information and communications needs of stakeholders;
		(m) Identifying quantitative and qualitative risks and documenting the characteristics of each;
		(n) Developing procedures and techniques to enhance project success and to reduce threats to projects;
		(o) Determining, in conjunction with the applicable Process owner(s) of Acquisition and other applicable Processes, and Third Party Contract Managers, what to procure, how much to procure, and when to procure;

Processes		Definitions
		(p) Developing project plans by taking the results of the above and incorporating them into consistent, coherent documents, including planning inputs, historical information, organizational policies, constraints and assumptions, that can be used to guide both project execution and project control;
		(q) Submitting draft project plans to the applicable stakeholders and Process owner(s), including those of Program Management, for approval; and
		(r) Revising draft project plans as directed by the applicable stakeholders and Process owner(s), including those of Program Management;
		2. Monitoring and controlling projects, including:
		(a) Managing personnel assigned to projects;
		(b) Implementing appropriate project management methodology including the use of approved project management tools;
		(c) Preparing performance, financial, utilization and other status reports;
		(d) Providing appropriate access to information and project management templates;
		(e) Coordinating changes across/within projects;
		(f) Controlling changes to project scope;
		(g) Controlling changes to project schedules;
		(h) Controlling changes to project budgets;
		(i) Determining if projects comply with relevant quality standards and identifying ways to eliminate unsatisfactory performance; and
		(j) Tracking identified risks, monitoring residual risks, identifying new risks and executing risk plans and evaluating their effectiveness in reducing risk; and
		3. Executing projects, including:
		(a) Executing project plans by causing the assigned personnel, including those associated with other Process owners, to perform the applicable project activities therein;

Processes		Definitions
		(b) Evaluating overall project performance on a regular basis to verify that projects will satisfy the relevant quality standards and causing the applicable Process owner(s) to address deficiencies;
		(c) Developing individual and group skills/competencies to enhance project performance;
		(d) Verifying performance of project activities, including those performed by other Process owners (e.g., Quality Assurance);
		(e) Closing out projects and resolving open items; and
		(f) Providing administrative closure by generating, gathering, and disseminating information and formalizing phase or project completion, including evaluating projects and compiling lessons learned for use in planning future projects or phases.
3	**Service Delivery**	
3.1	**Solution Formulation**	
3.1.1	**Technical Requirements Development**	The purpose of "Technical Requirements Development" is to analyze business requirements and refine them to a sufficient level of detail so that solutions can be developed. Technical Requirements Development includes the following activities:
		1. Obtaining, reviewing and analyzing business requirements from the applicable Process owner(s) of Business Requirements Documentation and solution requirements from the applicable Process owner(s) of Solution Integration;
		2. Establishing and maintaining listings of required capabilities, including:
		(a) Analyzing and quantifying functional capabilities required by Clients; and
		(b) Analyzing and quantifying non-functional capabilities required by Clients (e.g., availability, performance, adaptability to change, re-use);
		3. Establishing solution requirements, including:

Processes		Definitions
		(a) Specifying required alignment with the relevant reference Domain Architecture(s) and approved standards;
		(b) Developing technical requirements for solution design;
		(c) Identifying system interface requirements, both internal and external to such solutions;
		(d) Developing functional, performance, maintenance, support and disposal concepts, and scenarios; and
		(e) Defining environments in which solutions will operate, including boundaries and constraints;
		4. Documenting and providing technical requirements and associated material to the applicable Process owner(s); and
		5. Revising technical requirements based on feedback from the applicable Process owner(s), including the applicable Process owner(s) of Solution Integration.
3.1.2	**Security Solution Development**	The purpose of "Security Solution Development" is to design solutions that satisfy the business and security requirements (e.g., business, integration, technical, risk mitigation) provided by the Security Requirements Development Process owner. Security Solution Development includes the following activities:
		6. Analyzing requirements to confirm they are necessary and sufficient, and adequately balance the objectives and constraints of Clients and IT;
		7. Designing solutions that comply with and leverage the Security Architecture(s) and industry best practice, and that will satisfy the requirements;
		8. Developing operational details that define the interaction of solutions, their Clients and the environment;
		9. Identifying ongoing maintenance, support and re-use attributes of solutions;
		10. Identifying attributes of solutions that have a significant influence on cost, schedule, timing, functionality, performance, and risk;
		11. Validating that solutions will perform appropriately in their intended-use environment;

Processes		Definitions
		12. Identifying interactivity dependencies and other assumptions related to solutions;
		13. Performing risk analysis for the development, implementation, operation and disposal of solutions;
		14. Documenting and providing solutions and associated material to the applicable Process owner(s); and
		15. Revising solutions based on feedback from the applicable Process owner(s), including the applicable Process owners of 4.1 Security Management.
3.1.3	**Solution Development**	The purpose of "Solution Development" is to design solutions that satisfy the requirements (e.g., business, integration, technical). Solution Development includes the following activities:
		1. Analyzing requirements to confirm they are necessary and sufficient, and adequately balance the needs and constraints of Clients and IT;
		2. Designing solutions that comply with and leverage the relevant Domain Architecture(s) and that will satisfy the requirements;
		3. Developing operational details that define the interaction of solutions, their Clients and the environment;
		4. Identifying ongoing maintenance, support and re-use attributes of solutions;
		5. Identifying attributes of solutions that have a significant influence on cost, schedule, timing, functionality, performance, and risk;
		6. Validating that solutions will perform appropriately in their intended-use environment;
		7. Identifying interactivity dependencies and other assumptions related to solutions;
		8. Performing risk analyses for the development, implementation, operation and disposal of solutions;
		9. Documenting and providing solutions and associated material to the applicable Process owner(s); and

Processes		Definitions
		10. Revising solutions based on feedback from the applicable Process owner(s), including the applicable Process owner(s) of Solution Integration.
3.1.4	**Resource Estimation**	The purpose of "Resource Estimation" is to develop estimates of the resources and time required to develop, implement, operate and dispose of solutions. Resource Estimation includes the following activities:
		1. Identifying the types and estimated quantities and pricing of the resources (e.g., personnel, hardware, software, services, facilities) required to develop, implement, maintain and support solutions;
		2. Estimating the time necessary to build and implement solutions, including obtaining feedback as applicable from the applicable Process owner(s) of Program Management and Project Management;
		3. Documenting and providing estimates of resources and time in the appropriate form required by the applicable Process owner(s) of Solution Integration; and
		4. Revising estimates based on feedback from the applicable Process owner(s) of Solution Integration and other applicable Processes.
3.2	**Infrastructure Engineering**	
3.2.1	**Platform Engineering**	The purpose of "Platform Engineering" is to design and develop the technology infrastructure platforms in use, or in development, within the IT environment. Platform Engineering includes the following activities:
		1. Evaluating, optimizing and specifying hardware, infrastructure software and services CIs;
		2. Assessing the feasibility of and risks associated with proposed introduction or changes of CIs to the IT environment;
		3. Performing optimal matching of technical requirements with hardware, infrastructure software and services CIs available in the marketplace;

Processes		Definitions
		4. Testing configured hardware and infrastructure software for satisfaction of the requirements and compatibility with other CIs;
		5. Testing manufacturer's in-model revisions to hardware and infrastructure software to confirm proper operation within the IT environment;
		6. Evaluating and recommending or developing solution designs that keep the data assets accessible and recoverable, and meet the requirements for performance, protocol conversion and translation;
		7. Tuning and optimizing platform performance, including with respect to changes (i.e., additions, removals and modifications) of or to software in the IT environment;
		8. Developing specifications for physical and logical network addressing in coordination with other interconnected and third party networks;
		9. Developing and maintaining documents describing the physical and logical networks, including security components and addressing schemes;
		10. Developing and documenting configuration parameters in a manner consistent with maximizing the use, performance and availability of the IT environment within the capabilities of CIs;
		11. Developing, documenting and maintaining the configuration parameters and implementation guidelines for the building of Elements and their sub-components, and providing such information to the applicable Process owner(s);
		12. Specifying the type and quantity of hardware, software, facilities and services as required to meet actual and forecasted business demand;
		13. Testing to verify the successful inclusion of availability mechanisms (e.g., redundancy, failover, service continuity);
		14. Developing, testing and documenting architecturally consistent implementations, configurations and connections;
		15. Developing, testing and documenting configuration policy objects that implement the applicable approved enterprise, IT, security and Client policies;

Processes		Definitions
		16. Specifying the environmental (e.g., power, facilities, temperature, humidity) requirements for design, development and operation;
		17. Identifying and reviewing new types of hardware and infrastructure software applicable to the IT environment and determining compliance with the relevant standards and requirements;
		18. Providing input to and assisting with the development of standards; and
		19. Performing forward-looking assessments of emerging technology(ies) to assess applicability and potential benefit.
3.3	**Software Engineering**	
3.3.1	**Software Design**	The purpose of "Software Design" is to transform software-based business, solution, technical requirements into complete, detailed system specifications. Software Design includes the following activities:
		1. Developing detailed alternative software designs and selection criteria (e.g., cost, technical performance, complexity, risk), including:
		(a) Establishing and maintaining a process or processes for identifying software design alternatives, selection criteria, and design issues;
		(b) Identifying software design alternatives;
		(c) Developing criteria for selecting the best software design alternative;
		(d) Identifying and characterizing design issues for software design alternatives;
		(e) Identifying technologies in the IT environment and other technologies as they relate to software design alternatives;
		(f) Identifying potential risks and developing mitigating design features for software design alternatives;
		(g) Documenting the rationale for using particular software design alternatives; and

Processes		Definitions
		(h) Developing timelines for Client interaction with software development activities;
		2. Evolving, to an appropriate degree of detail, operational concepts, scenarios, and environments to describe conditions, operating modes, and operating states for software designs;
		3. Selecting software designs that best satisfy the applicable selection criteria, including:
		(a) Evaluating alternative software design against the applicable selection criteria;
		(b) Assessing, based on evaluation of alternatives, the adequacy of the selection criteria and updating these criteria as necessary;
		(c) Identifying and resolving issues with alternative software designs and requirements;
		(d) Selecting software design alternatives that best satisfy the established selection criteria;
		(e) Establishing requirements for software design alternatives;
		(f) Identifying software designs that will be retired, reused or acquired; and
		(g) Establishing and maintaining documentation for software designs, evaluations and rationale for decisions;
		4. Developing software designs, including:
		(a) Designing the data storage and access for the data layer;
		(b) Designing the user interface at the presentation layer;
		(c) Designing the business rules layer and the application logic;
		(d) Identifying, designing and documenting interfaces associated with other solution components, including those from application to application, and application to database;
		(e) Identifying and designing interfaces associated with external applications or data sources;
		(f) Establishing and maintaining criteria against which designs can be evaluated;
		(g) Identifying and implementing design methods appropriate for the solution;

Processes		Definitions
		(h) Adhering to the applicable design standards and criteria;
		(i) Adhering to the allocated requirements; and
		(j) Documenting designs;
		5. Establishing and maintaining technical data packages (e.g., solution requirements description, allocated requirements, solution component descriptions, solution-related life-cycle process descriptions, key solution characteristics, interface requirements, rationale for decisions and characteristics), including:
		(a) Determining the number of levels of design and the appropriate level of documentation for each design level;
		(b) Basing detailed design descriptions on the allocated solution requirements, architecture, and higher level designs;
		(c) Documenting the design in the technical data package;
		(d) Documenting the rationale for significant decisions affecting cost, schedule, or technical performance; and
		(e) Revising the technical data package as necessary;
		6. Developing application design documents that identify the steps used in design of applications;
		7. Developing and documenting design, conversion, migration, and transition strategies; and
		8. Evaluating whether solutions should be developed, purchased, or reused based on established criteria, including:
		(a) Developing criteria for the reuse of solution designs;
		(b) Analyzing designs to determine if solutions should be developed, reused, or purchased; and
		(c) Planning for how maintenance will be performed when purchased or non-developmental (e.g., commercial off-the-shelf, reuse) solutions are selected.
3.3.2	**Software Development**	The purpose of "Software Development" is to convert a software design into a complete application program or application system. Software Development includes the following activities:
		1. Performing software development;

Processes		Definitions
		2. Selecting, tailoring and using methods, tools, and computer programming languages for performing software development activities;
		3. Developing software, including:
		(a) Developing and documenting each unit of the software;
		(b) Developing and documenting the data model and database schema associated with the software;
		(c) Developing and documenting the test requirements and procedures for testing each unit and system;
		(d) Updating the test requirements;
		(e) Evaluating software to confirm internal consistency, feasibility of operation and integration, and consistency with applicable requirements;
		(f) Revising software as necessary; and
		(g) Performing unit testing (e.g., statement coverage testing, branch coverage testing, predicate coverage testing, path coverage testing, boundary value testing, special value testing) of the software as appropriate;
		4. Developing plans to install software in the applicable target environments; and
		5. Developing and maintaining the applicable software documentation, including:
		(a) Reviewing the requirements, design, product, and test results to confirm issues affecting the installation, operation, and maintenance documentation have been identified and resolved, including creating known error records when software is to be released into production with known errors;
		(b) Developing the installation, operation, and maintenance documentation, including development of preliminary versions of such documentation during the early development phases for review and comment by the relevant stakeholders;
		(c) Conducting peer reviews of the installation, operation, and maintenance documentation; and

Processes		Definitions
		(d) Revising the installation, operation, and maintenance documentation as necessary.
3.3.3	**Software Integration**	The purpose of "Software Integration" is to assemble software from software units, confirm the software, as integrated, functions properly and delivers the solution. Software Integration includes the following activities:
		1. Determining software integration sequences, including:
		(a) Identifying the software to be integrated;
		(b) Identifying the methods by which the definition of the interfaces between software units will be verified;
		(c) Identifying alternative software integration sequences;
		(d) Selecting the optimal integration sequence; and
		(e) Reviewing, periodically, the software integration sequence and revising as appropriate;
		2. Determining the environments required for integration of software, including:
		(a) Identifying the requirements for the software integration environment;
		(b) Identifying the testing criteria and procedures for the software integration environment; and
		(c) Deciding whether to make or buy the needed software integration environment;
		3. Reviewing interface descriptions for coverage and completeness, including:
		(a) Reviewing interface data for completeness and confirming complete coverage of all interfaces; and
		(b) Periodically reviewing the adequacy of interface descriptions;
		4. Managing internal and external interface definitions, designs, and changes for software including:
		(a) Maintaining the compatibility of the interfaces throughout the life of the software;
		(b) Resolving conflict, noncompliance and change issues; and

Processes		Definitions
		(c) Maintaining a repository for interface data;
		5. Confirming, prior to assembly, that software units required to assemble the software have been properly identified, function according to description, and interface in compliance with interface requirements, including:
		(a) Tracking the status of the software units as they become available for integration;
		(b) Delivering the software units to the integration environment in accordance with the integration sequence and available procedures;
		(c) Confirming the receipt of each software unit and that each meets its description; and
		(d) Checking the configuration status against the expected configuration;
		6. Assembling software units according to the integration sequence, including:
		(a) Confirming the readiness of the integration environment; and
		(b) Revising the software integration sequence as appropriate;
		7. Evaluating software for interface compatibility, including:
		(a) Conducting the evaluation of software following the integration sequence; and
		(b) Recording the evaluation results; and
		8. Packaging software and delivering it to the applicable Process owner(s), including:
		(a) Reviewing the requirements, design, software, verification results, and documentation so that issues affecting the packaging and delivery of the software or software units are identified and resolved;
		(b) Packaging and delivering the software and related documentation to the applicable Process owner(s); and
		(c) Satisfying the applicable requirements and standards (e.g., type of storage and delivery media, required documentation, copyrights, license provisions, security of the software) for packing and delivering the software.

Processes		Definitions
3.3.4	**Logical Database Administration**	The purpose of "Logical Database Administration" is to perform design-related database functions required to support the applicable Processes. Logical Database Administration includes the following activities:
		1. Designing, implementing and maintaining database schema;
		2. Maintaining design consistency across databases associated with different software and identifying data redundancies;
		3. Designing, developing and maintaining entity relationship diagrams;
		4. Reviewing database schema that are the subject of an Incident or Problem and:
		(a) Determining the underlying defects; and
		(b) Revising database schema to restore full functionality; and
		5. Updating existing documentation to record changes to database schema.
3.3.5	**Peer Review**	The purpose of "Peer Review" is to evaluate software and data models so as to maintain or enhance the quality and verify adherence to the applicable specifications and standards. Peer Review includes the following activities:
		1. Conducting structured walkthroughs of software and data models;
		2. Developing insight into the suitability of software and data models, including:
		(a) Obtaining the perspectives of those with applicable backgrounds and experience;
		(b) Identifying errors in coding;
		(c) Identifying inconsistencies or inefficiencies in how data is managed;
		(d) Assessing the degree of compliance with requirements and applicable standards; and
		(e) Developing suggestions for improvement; and

Processes		Definitions
		3. Documenting and sharing the results of peer reviewed software and data models with the applicable Process owner(s) and other personnel.
3.4	**Quality Assurance**	
3.4.1	**Testing**	The purpose of "Testing" is to confirm that solutions to be added to the IT environment meet their requirements. Testing includes the following activities:
		1. Developing testing methods to test solutions, including:
		(a) Identifying the requirements to be satisfied by each solution;
		(b) Identifying the testing methods that are available for use; and
		(c) Defining the testing methods to be used for each solution;
		2. Defining test environments, including:
		(a) Identifying the testing environment responsibilities;
		(b) Establishing the test team and developing the test files and data;
		(c) Identifying the testing resources (e.g., test scripts) that are available for reuse and modification; and
		(d) Identifying the testing hardware and tools;
		3. Establishing and maintaining test procedures and criteria, including:
		(a) Generating the set of comprehensive, integrated test scripts;
		(b) Developing and refining the test criteria when necessary; and
		(c) Identifying the expected results, any tolerances allowed in observation, and other criteria for satisfying the requirements;
		4. Testing solutions, including:
		(a) Performing testing of solutions or solution components against their requirements;

Processes		Definitions
		(b) Recording the results of testing activities;
		(c) Identifying action items resulting from testing of solutions or solution components; and
		(d) Documenting the "as-run" testing method and the deviations from the available methods and procedures discovered during its performance; and
		5. Analyzing test activity results and identifying corrective actions, including:
		(a) Comparing the actual results to expected results;
		(b) Identifying, based on the established testing criteria, those portions of the solution and solution sub-components that have not met their requirements and identifying issues with the methods, procedures, criteria, and verification environment;
		(c) Analyzing the testing data related to defects;
		(d) Using testing results to compare actual measurements and performance to technical performance parameters; and
		(e) Providing information on how defects may be resolved (e.g., verification methods, criteria, and verification environment) and preparing a plan for such resolution.
3.4.2	**Environment Integration Testing**	The purpose of "Environment Integration Testing" is to perform those activities necessary to confirm that solutions will perform as required in the proposed environment. Environment Integration Testing includes the following activities:
		1. Applying the solutions to the appropriate test environments;
		2. Validating, for solutions that are tested in a test environment, that solutions perform as intended when:
		(a) All solution components comprising the required system (e.g., hardware, software) are tested together, and
		(b) Tested in a model production environment; and
		3. Validating, for solutions that are tested in the production environment, that solutions perform as intended when all solution components comprising the required system (e.g., hardware, software) are tested together.

Processes		Definitions
3.4.3 (a)	**User Acceptance Testing (CTS Users)**	The purpose of "User Acceptance" is to perform those activities necessary to confirm that solutions will perform as required by the applicable Clients. User Acceptance includes the following activities:
		1. Confirming that solutions satisfy the applicable test criteria;
		2. Confirming that solutions meet the applicable usability requirements (e.g., user interface, performance, reporting);
		3. Confirming that solutions satisfy the applicable business requirements; and
		4. Confirming that the introduction of solutions does not adversely impact pre-existing functionality other than as planned.
3.4.3 (b)	**User Acceptance Testing (HNT Users)**	The purpose of "User Acceptance" is to perform those activities necessary to confirm that solutions will perform as required by the applicable Clients. User Acceptance includes the following activities:
		5. Confirming that solutions satisfy the applicable test criteria;
		6. Confirming that solutions meet the applicable usability requirements (e.g., user interface, performance, reporting);
		7. Confirming that solutions satisfy the applicable business requirements; and
		8. Confirming that the introduction of solutions does not adversely impact pre-existing functionality other than as planned.
3.5	**Client Support**	
3.5.1	**Service Desk**	The purpose of "Service Desk" is to provide the primary point of contact related to IT services for Clients, regardless of the channel (e.g., phone, web, email, software-generated events) used for activities such as requesting information, registering complaints, requesting IT services or reporting IT-related performance issues such as Incidents or Problems (where all such activities are collectively "Events"). Service Desk acts as an advocate for Clients and provides an information link between and among Clients, the IT environment, other parts of the enterprise, Actors and third parties. Service Desk includes the following activities:

Processes		Definitions
		1. Providing the ability for Clients to:
		(a) Submit Events, including complaints regarding the quality of IT services (e.g., non-functioning hardware, system access needs, other issues with hardware or software) and other inquiries regarding hardware, software and IT services; and
		(b) Submit orders for items within either the Service Catalog (e.g., IMACs) or other applicable mechanisms;
		2. Collecting information from the applicable Process owner(s) regarding resolution status and other activities that may impact or have already impacted Clients;
		3. Providing status updates to Clients (or their designees) on matters previously reported;
		4. Logging relevant details regarding Events and, as applicable, assigning categorization and prioritization codes;
		5. Making initial assessments of Events to determine whether they can be answered or resolved by the applicable Process owner(s) of Service Desk;
		6. Answering and resolving Events that can be performed by the applicable Process owner(s) of Service Desk, and transferring responsibility for resolution to the applicable Process owner(s) of other Processes for the remainder;
		7. Managing the lifecycle of Events, including opening, closing, verifying, documenting and communicating with Clients regarding Events, regardless of whether the actions in response to such Events are performed by the applicable Process owner(s) of Service Desk or other Processes;
		8. Updating the CMDB as applicable and appropriate;
		9. Obtaining approval, where necessary, for Client requests submitted to the applicable Process owner(s) of Service Desk;
		10. Developing and maintaining a repository of applicable knowledge regarding the IT environment so as to maximize the number of Events that can be handled by the applicable Process owner(s) of Service Desk (i.e., without the need of assistance from other Process owners;

Processes		Definitions
		11. Publishing approved communication notices, developed by the applicable Process owner(s) of Service Desk and other applicable Processes, regarding the IT services (e.g., software release schedules, planned outages);
		12. Coordinating the handoff of information between and among Clients, the IT environment, other parts of the enterprise, Actors and third parties to facilitate an effective and efficient delivery of IT services;
		13. Obtaining Client feedback regarding the performance of IT services via appropriate and applicable means; and
		14. Developing and producing comprehensive periodic management information packages regarding the delivery of IT services to Clients, including:
		(a) The various operations of Service Desk (e.g., call statistics, call durations, call abandonment, assistance resolution rates); and
		(b) Observations regarding IT service delivery and recommendations for improvement.
3.5.2	**Technical Support**	The purpose of "Technical Support" is to provide technical input and assistance regarding the IT environment and technology in general to Clients and the applicable Process owner(s) of Internal Client Relationship Management and External Relationship Management, as directed by the applicable Process owner(s) of Internal Client Relationship Management, External Client Relationship Management and other Processes. Technical Support includes the following activities:
		1. Working with Clients to provide technical input to the identification and specification of high-level IT-related business missions, objectives and concepts;
		2. Providing technical input and guidance regarding new business opportunities or requirements that could affect the IT environment, including general guidance on technical solutions in the pre-business requirements development phase and generating related sourcing and pricing information;

Processes		Definitions
		3. Attending periodic or ad hoc Client management meetings to provide technical support and feedback regarding IT technology plans and status; and
		4. Providing technical input and guidance into the development of Internal Client responses to requests for proposals and other similar constructs used by its customers for goods and/or services.
3.5.3	**Business Systems Support**	The purpose of "Business Systems Support" is to provide input and assistance to Clients in their understanding and use of their business systems. Business Systems Support includes the following activities:
		1. Maintaining a working knowledge of the business and industry of Clients;
		2. Understanding the business processes and systems of Clients, including how they are used collectively to achieve the desired business outcomes;
		3. Understanding the current configuration of the business systems of Clients and maintaining knowledge regarding the fuller capabilities of such systems;
		4. Developing ad hoc reports for Clients, including the provision of softcopy files for direct use and manipulation by Clients;
		5. Assisting Clients with developing strategies for the use of their business systems, including associated data, configuration options, system upgrade and system replacement;
		6. Assisting Clients with articulating their business system requirements and assessing the solutions developed to achieve such requirements, including those proposed by the applicable Process owner(s) of Solution Integration and other Processes;
		7. Assisting Clients with the design of their testing regime and scripts for their business systems;
		8. Identifying opportunities where Client training, change in business process or change in system configuration would likely improve the efficiency and effectiveness of Client operations and communicating such opportunities to the applicable Clients and Process owner(s);

Processes		Definitions
		9. Assisting Clients in revising their operational procedures based on change in technology; and
		10. Providing Clients with information and instructions necessary to perform system functions required to handle infrequently occurring and highly complex business functions.
3.6	**Acquire**	
3.6.1	**Procurement Management**	The purpose of "Procurement Management" is to develop, enter into, and manage purchasing agreements (including master purchasing agreements and item-specific agreements under existing master purchasing agreements) for Elements and ancillary goods and services (e.g., warranties, Spare Parts, Consumables). Procurement Management includes the following activities:
		1. Serving as the primary point of contact for Internal Actors for the interpretation and modification of purchase agreements with suppliers for Elements and ancillary goods and services;
		2. Obtaining and reviewing properly approved sourcing strategies and requirements for Elements and ancillary goods and services in the IT environment;
		3. Obtaining information regarding procurement standards, objectives and requirements from the applicable Process owner(s) of Commercial Management;
		4. Determining the need to develop or modify purchase agreements for Elements and ancillary goods and services;
		5. Establishing procurement and management strategies for purchase agreements for Elements and ancillary goods and services;
		6. Obtaining approval for procurement strategies from the applicable Process owner(s) of Commercial Management and, as applicable, other personnel designated to approve procurement strategies;
		7. Maintaining a knowledge base of the relevant supplier community (e.g., companies, pricing, procurement issues and trends, new services and products) for Elements and ancillary goods and services;

Processes		Definitions
		8. Negotiating purchase agreements with suppliers, including the associated pricing and service levels, for Elements and ancillary goods and services;
		9. Obtaining approvals from the appropriate personnel designated to approve new or modified purchase agreements for Elements and ancillary goods and services;
		10. Converting negotiated deals for Elements and ancillary goods and services into either standalone purchasing agreements, where an existing agreement is not in force, or contractual amendments to existing purchasing agreements as applicable;
		11. Administering the lifecycle of purchase agreements (e.g., renew, modify, renegotiate, terminate, replace) for Elements and ancillary goods and services, including:
		(a) Tracking and providing the requisite notices and other contract-based information to the suppliers;
		(b) Monitoring and verifying the performance of supplier obligations;
		(c) Validating the assessment of charges; and
		(d) Maintaining ongoing relationships with suppliers, with which purchasing agreements are in place, to facilitate resolution of issues and implementation of changes; and
		12. Reporting instances in which Actors or Clients are found not using the appropriate purchasing agreements for the purchase of Elements and ancillary goods and services, and advising the applicable Process owner(s) or other personnel as appropriate.
3.6.2	**Third Party Contract Management**	The purpose of "Third Party Contract Management" is to manage the contracts of Third Party Vendors as described at **[insert reference to Third Party Contract Management in Schedule O]**
3.6.3	**Acquisition**	The purpose of "Acquisition" is to use purchasing agreements developed, entered into or managed by Procurement Management to fulfill the acquisition of Elements and ancillary goods and services. Acquisition includes the following activities:
		1. Obtaining orders for Elements and ancillary goods and services from the applicable Process owner(s) and:

Processes		Definitions
		(a) Validating such orders for correctness and approval from the appropriate personnel;
		(b) Determining whether the items requested are already in the IT inventory; and
		(c) Acquiring the items through purchasing agreements already in force and, as applicable, other means;
		2. Tracking the status of orders for Elements and ancillary goods and services and escalating delays or other matters associated with such orders to the applicable Process owner(s) and other personnel as appropriate;
		3. Processing appropriately approved order changes for Elements and ancillary goods and services;
		4. Reporting the status of orders for Elements and ancillary goods and services to the applicable Process owner(s); and
		5. Advising the applicable Process owner(s) of Procurement Management of problems or issues with the purchasing agreements for Elements and ancillary goods and services, and interacting with the underlying suppliers as necessary.
3.7	**Deploy**	
3.7.1	**Configuration**	The purpose of "Configuration" is to configure Elements according to the specifications for build and operational function provided by the applicable Process owner(s). Configuration includes the following activities:
		1. Building Elements, including the integration of applicable sub-components (e.g., software, hardware);
		2. Performing operational selections, on or with respect to the Element, required to properly implement the required features, functionality and constraints, including the association of the Element or the user(s) of the Element with the applicable non-security-based policy objects; and
		3. Updating the CMDB as applicable and appropriate.

Processes		Definitions
3.7.2	**Implementation**	The purpose of "Implementation" is to coordinate, manage and execute the activities necessary to perform change to Elements in the IT and Client environments, including adding and removing Elements and sub-components of Elements from such environments. Implementation includes the following activities:
		1. Obtaining, from the applicable Process owner(s) (e.g., Service Desk), appropriately approved implementation requests;
		2. Performing those functions necessary to verify that the applicable attributes of the IT and Client environments can support the implementation requests, including:
		(a) Conducting, when applicable, site surveys and informing the applicable Process owner(s), Clients and other personnel as appropriate of issues (e.g., physical space limitations and requirements, changes to the cabling infrastructure);
		(b) Developing implementation plans; and
		(c) Coordinating with the applicable Process owner(s), Clients and other personnel as necessary;
		3. Optimizing performance from financial, timing and Client-disruption perspectives, including combining or disaggregating activities when applicable;
		4. Proposing, when applicable, implementation windows to, and as necessary obtaining approval for such windows from, the applicable Process owner(s) of Change Management Execution;
		5. Dispatching, when applicable, the appropriate personnel to the applicable location(s);
		6. Fulfilling implementation requests, including:
		(a) Obtaining, when applicable, items (e.g., Elements, sub-components of Elements, release packages) from the applicable Process owner(s);
		(b) Confirming, when applicable, that obtained items are properly configured;
		(c) Installing, moving, adding, changing, removing and releasing, when applicable, obtained items and existing Elements;

Processes		Definitions
		(d) Connecting, when applicable, obtained items and existing Elements to the applicable IT and Client environments;
		(e) Performing, or when applicable, requesting to be performed by the applicable Process owner(s), security, file access, directory and other administrative procedures as applicable;
		(f) Activating and deactivating, when applicable, obtained items and existing Elements, including their underlying services;
		(g) Notifying, when applicable, the applicable Process owner(s) of the readiness for supplemental activities to be performed to complete requests, including notifying the applicable Process owner(s) of Configuration and Security Administration regarding implementation of the associated non-security- and security- based policies and access rights;
		(h) Backing up and copying data when applicable, including, when appropriate, notifying Clients of self-service data restoration procedures;
		(i) Confirming that requests have been implemented as required;
		(j) Performing tests to confirm that fulfillment of requests provides the expected functionality, including, as applicable, with respect to other Elements;
		(k) Taking corrective action when necessary, including providing and executing appropriate back-out procedures for unsuccessful implementations; and
		(l) Confirming that Client and IT operational capabilities are not adversely impacted as a consequence of fulfilling requests;
		7. Returning, when applicable, to the applicable Process owner(s), Elements and sub-components of Elements removed from the IT and Client environments;
		8. Advising the applicable Process owner(s) of performance problems or other issues that are unrelated to the proper fulfillment of implementation requests;
		9. Updating the CMDB as applicable and appropriate; and

Processes		Definitions
		10. Notifying the applicable Process owner(s), Clients and other personnel of the completion of implementation requests.
3.8	**Maintain**	
3.8.1	**Maintenance Administration**	The purpose of "Maintenance Administration" is to determine the activities necessary to maintain Elements in accordance with the applicable specifications, including from their manufacturers and applicable standards organizations. Maintenance Administration includes the following activities:
		1. Obtaining, throughout the full lifecycle of Elements, the publications (e.g., bulletins, alerts, manuals, software, firmware) from the applicable organizations (e.g., manufacturers, standards organizations) regarding recommended maintenance activities (e.g., firmware updates, software patches/upgrades, physical cleaning, inspection of parts and connections, output testing, replacement of Consumables) to be performed ("Recommended Maintenance");
		2. Determining the applicability and appropriateness of implementing Recommended Maintenance, including requesting the applicable Process owner(s) to review, test and propose recommendations for the modification, use and implementation of Recommended Maintenance;
		3. Aggregating and reporting recommendations regarding Recommended Maintenance to the applicable Process and Element owner(s) and soliciting feedback;
		4. Developing and revising maintenance requirements based on the feedback obtained from the applicable Process and Element owner(s) ("Maintenance Requirements");
		5. Obtaining approvals for implementing recurring and one-time Maintenance Requirements from the appropriate personnel designated to approve such maintenance;
		6. Submitting appropriately approved Maintenance Requirements to the applicable Process owner(s) (e.g., Corrective Maintenance, Adaptive Maintenance, Release Management Execution, Local Maintenance & Repair, Remote Maintenance & Repair) to be implemented; and

Processes		Definitions
		7. Maintaining complete records of Recommended Maintenance and the associated approvals and rejections for the performance of Maintenance Requirements.
3.8.2	**Local Maintenance & Repair**	The purpose of "Local Maintenance & Repair" is to coordinate, manage and execute the activities requiring physical intervention to perform approved Maintenance Requirements and correct Incidents and Problems. Local Maintenance & Repair includes the following activities:
		1. Developing, when applicable, the appropriate mechanisms to provide, as required, for the ready availability of Spares, Spare Parts and Consumables;
		2. Obtaining, from the applicable Process owner(s) (e.g., Maintenance Administration, Service Desk), appropriately approved maintenance and repair requests;
		3. Performing those functions necessary to verify that the applicable attributes of the IT and Client environments can support the maintenance and repair requests, including:
		(a) Conducting, when applicable, site surveys and informing the applicable Process owner(s), Clients and other personnel as appropriate of issues (e.g., physical space limitations and requirements);
		(b) Developing maintenance and repair plans; and
		(c) Coordinating with the applicable Process owner(s), Clients and other personnel as necessary;
		4. Proposing, when applicable, implementation windows to, and as necessary obtaining approval for such windows from, the applicable Process owner(s) of Change Management Execution;
		5. Dispatching, when applicable, the appropriate personnel to the applicable location(s);
		6. Fulfilling maintenance and repair requests, including:
		(a) Obtaining, when applicable, items (e.g., Maintenance Requirements, Elements, sub-components of Elements, Spares, Spare Parts, Consumables, release packages) from the applicable Process owner(s);

Processes		Definitions
		(b) Confirming, when applicable, that obtained items are properly configured;
		(c) Performing, when applicable, the applicable Maintenance Requirements;
		(d) Diagnosing, when applicable, Incidents and Problems within the IT and Client environments and formulating corrective actions designed to restore and/or repair the applicable IT services;
		(e) Performing repair activities as required, including, when applicable and appropriate, replacing malfunctioning sub-components with Spare Parts, replacing Consumables, installing patches and firmware updates, re-installing malfunctioning software, and restoring and reconfiguring the applicable settings;
		(f) Replacing Elements with Spares, subject to appropriate approval and prior performance of applicable repair methods;
		(g) Performing, or when applicable, requesting to be performed by the applicable Process owner(s), security, file access, directory and other administrative procedures as applicable;
		(h) Connecting, when applicable, obtained items and existing Elements to the applicable IT and Client environments;
		(i) Activating and deactivating, when applicable, obtained items and existing Elements, including their underlying services;
		(j) Notifying, when applicable, the applicable Process owner(s) of the readiness for supplemental activities to be performed to complete requests, including notifying the applicable Process owner(s) of Configuration and Security Administration regarding implementation of the associated non-security- and security- based policies and access rights;
		(k) Backing up and copying data when applicable, including, when appropriate, notifying Clients of self-service data restoration procedures;
		(l) Confirming that requests have been implemented as required;

Processes		Definitions
		(m) Performing tests to confirm that fulfillment of requests provides the expected functionality, including, as applicable, with respect to other Elements;
		(n) Taking corrective action when necessary, including providing and executing appropriate back-out procedures for unsuccessful maintenance and repair; and
		(o) Confirming that Client and IT operational capabilities are not adversely impacted as a consequence of fulfilling requests;
		7. Returning, when applicable, to the applicable Process owner(s), Elements and sub-components of Elements removed from the IT and Client environments;
		8. Advising the applicable Process owner(s) of performance problems or other issues that are unrelated to the proper fulfillment of maintenance and repair requests;
		9. Updating the CMDB as applicable and appropriate; and
		10. Notifying the applicable Process owner(s), Clients and other personnel of the completion of maintenance and repair requests.
3.8.3	**Remote Maintenance & Repair**	The purpose of "Remote Maintenance & Repair" is to coordinate, manage and execute the activities not requiring physical intervention to perform approved Maintenance Requirements and correct Incidents and Problems. Remote Maintenance & Repair includes the following activities:
		1. Obtaining, from the applicable Process owner(s) (e.g., Maintenance Administration, Service Desk), appropriately approved maintenance and repair requests;
		2. Performing those functions necessary to verify that the applicable attributes of the IT and Client environments can support the maintenance and repair requests, including:
		(a) Validating the availability of required network access and bandwidth;
		(b) Developing maintenance and repair plans; and
		(c) Coordinating with the applicable Process owner(s), Clients and other personnel as necessary;

Processes		Definitions
		3. Proposing, when applicable, implementation windows to, and as necessary obtaining approval for such windows from, the applicable Process owner(s) of Change Management Execution;
		4. Fulfilling maintenance and repair requests, including:
		(a) Obtaining, when applicable, items (e.g., Maintenance Requirements, Elements, sub-components of Elements, release packages) from the applicable Process owner(s);
		(b) Confirming, when applicable, that obtained items are properly configured;
		(c) Performing, when applicable, the applicable Maintenance Requirements;
		(d) Diagnosing, when applicable, Incidents and Problems within the IT and Client environments and formulating corrective actions designed to restore and/or repair the applicable IT services;
		(e) Performing repair activities as required, including, when applicable and appropriate, installing patches and firmware updates, re-installing malfunctioning software, and restoring and reconfiguring the applicable settings;
		(f) Performing, or when applicable, requesting to be performed by the applicable Process owner(s), security, file access, directory and other administrative procedures as applicable;
		(g) Connecting, when applicable, obtained items and existing Elements to the applicable IT and Client environments;
		(h) Activating and deactivating, when applicable, obtained items and existing Elements, including their underlying services;
		(i) Notifying, when applicable, the applicable Process owner(s) of the readiness for supplemental activities to be performed to complete requests, including notifying the applicable Process owner(s) of Configuration and Security Administration regarding implementation of the associated non-security- and security- based policies and access rights;
		(j) Backing up and copying data when applicable, including, when appropriate, notifying Clients of self-service data restoration procedures;

Processes		Definitions
		(k) Confirming that requests have been implemented as required;
		(l) Performing tests to confirm that fulfillment of requests provides the expected functionality, including, as applicable, with respect to other Elements;
		(m) Taking corrective action when necessary, including providing and executing appropriate back-out procedures for unsuccessful maintenance and repair; and
		(n) Confirming that Client and IT operational capabilities are not adversely impacted as a consequence of fulfilling requests;
		5. Advising the applicable Process owner(s) of performance problems or other issues that are unrelated to the proper fulfillment of maintenance and repair requests;
		6. Updating the CMDB as applicable and appropriate; and
		7. Notifying the applicable Process owner(s), Clients and other personnel of the completion of maintenance and repair requests or the need for the applicable Process owner(s) of other Processes (e.g., Local Maintenance & Repair, Implementation) to perform activities to resolve matters that cannot be performed remotely.
3.9	**Software Maintenance**	
3.9.1	**Corrective Maintenance**	The purpose of "Corrective Maintenance" is to (a) modify software (using the applicable Processes and controls of Software Engineering) and data to correct discovered defects, recover from Incidents, resolve Problems and implement Maintenance Requirements, (b) work with software manufacturers regarding defects they are responsible to correct, and (c) develop recommendations regarding Recommended Maintenance software designed to address defects (e.g., patches). Corrective Maintenance includes the following activities:
		1. Reviewing software that is the subject of an Incident or Problem and determining the underlying defects, including those:
		(a) Resulting from errors in design, logic, coding or other comparable issues;

Processes		Definitions
		(b) Resulting in or from errors and inconsistencies in the underlying data being produced or processed; and
		(c) Causing abnormal system performance characteristics;
		2. Restoring full functionality prevented by defects, including:
		(a) Developing changes to software (e.g., patches, fixes); and
		(b) Working, when applicable, with the underlying software manufacturers to cause them to develop and publish changes to software for which they are responsible;
		3. Developing, as required, additional software and other methods to:
		(a) Rectify erroneous results (e.g., data, reports) on both a current- and, as applicable, historical- basis;
		(b) Restore system integrity; and
		(c) Enable normal use;
		4. Documenting and providing to the applicable Process owner(s), detailed actions required to be performed by such owner(s) in support of the recovery from Incidents and the resolution of Problems with software and data (e.g., rollback of data, re-running of jobs, running of additional software to correct contaminated data);
		5. Reviewing, testing and analyzing Recommended Maintenance software and providing recommendations for use, including modifications to Recommended Maintenance software and, when applicable, other software, to the applicable Process owner(s) of Maintenance Administration;
		6. Developing changes, when applicable, to software to implement Maintenance Requirements;
		7. Updating supporting documentation to conform with changes to software;
		8. Providing the applicable Process owner(s), including those of Business Systems Support, with information regarding the scope of and potential impact from software changes;
		9. Developing and publishing testing schedules to the applicable Process owner(s);

Processes		Definitions
		10. Providing changed software to the applicable Process owner(s) for testing, packaging, implementation and use within the IT and Client environments;
		11. Modifying software and associated documentation based on test and implementation results;
		12. Submitting changes to the applicable Process owner(s) of Change Management Execution; and
		13. Updating the CMDB as applicable and appropriate.
3.9.2	**Adaptive Maintenance**	The purpose of "Adaptive Maintenance" is to (a) modify software (using the applicable Processes and controls of Software Engineering) such that it remains operationally useful within the IT and Client environments over time in response to changing circumstances and needs, including implementing Maintenance Requirements, and (b) develop recommendations regarding Recommended Maintenance software designed to provide changed capabilities (e.g., upgrades). Adaptive Maintenance includes the following activities:
		1. Developing changes to software to allow it to adapt over time as necessary, including complying with ongoing change in:
		(a) Client policy, procedure, process, staffing, organization, location, time and other business changes and requirements;
		(b) Client functionality requirements, including those that would (i) modify or remove then-current features and capabilities, and (ii) add new features and capabilities;
		(c) Connectivity requirements with systems both internal and external to the IT environment (i.e., interfaces);
		(d) Regulatory requirements and applicable industry standards; and
		(e) IT policy and technology (e.g., security, architecture, platform, hardware, configuration, tools), including (i) upgrades and changes to the hardware and infrastructure-based software in which the software must run, and (ii) changes to the interfaces the software must make with hardware or other software (e.g., storage, messaging systems, databases);

Processes		Definitions
		2. Reviewing, testing and analyzing Recommended Maintenance software and providing recommendations for use, including modifications to Recommended Maintenance software and, when applicable, other software, to the applicable Process owner(s) of Maintenance Administration;
		3. Developing changes, when applicable, to software to implement Maintenance Requirements;
		4. Populating and updating data tables, configuration settings and other adjustment mechanisms associated with software that are not designed to be performed directly by Clients;
		5. Updating supporting documentation to conform with changes to software;
		6. Providing the applicable Process owner(s), including those of Business Systems Support, with information regarding the scope of and potential impact from software changes;
		7. Developing and publishing testing schedules to the applicable Process owner(s);
		8. Providing changed software to the applicable Process owner(s) for testing, packaging, implementation and use within the IT and Client environments;
		9. Modifying software and associated documentation based on test and implementation results;
		10. Submitting changes to the applicable Process owner(s) of Change Management Execution; and
		11. Updating the CMDB as applicable and appropriate.
3.9.3	**Perfective Maintenance**	The purpose of "Perfective Maintenance" is to modify software (using the applicable Processes and controls of Software Engineering) to improve its efficiency, reliability and maintainability. Perfective Maintenance includes the following activities:
		1. Monitoring the operation and use of software to gain an understanding of how it performs in the IT and Client environments;

Processes		Definitions
		2. Reviewing the underlying code and determining if change from various methods (e.g., programming language, compiler optimization, code reorganization) could be used to achieve beneficial outcomes;
		3. Developing changes to software that will allow it to:
		(a) Perform its then-current functions using less IT resources (e.g., compute power, memory, bandwidth, storage);
		(b) Operate at higher levels of availability; and
		(c) Require less effort to be maintained, enhanced, adapted or corrected over time;
		4. Updating supporting documentation to conform with changes to software;
		5. Providing the applicable Process owner(s), including those of Business Systems Support, with information regarding the scope of and potential impact from software changes;
		6. Developing and publishing testing schedules to the applicable Process owner(s);
		7. Providing changed software to the applicable Process owner(s) for testing, packaging, implementation and use within the IT and Client environments;
		8. Modifying software and associated documentation based on test and implementation results;
		9. Submitting changes to the applicable Process owner(s) of Change Management Execution; and
		10. Updating the CMDB as applicable and appropriate.
3.9.4	**Preventive Maintenance**	The purpose of "Preventive Maintenance" is to modify software (using the applicable Processes and controls of Software Engineering) to reduce the probability of future failure from defects. Preventive Maintenance includes the following activities:
		1. Monitoring the operation and performance of software under scenarios designed to provide early warning signals of potential defects (e.g., memory leaks, maximum number of records to be processed, file size thresholds, input error handling);
		2. Developing changes to software to:

Processes		Definitions
		(a) Correct latent defects before such defects become Incidents or Problems; and
		(b) Improve error identification and error handling;
		3. Updating supporting documentation to conform with changes to software;
		4. Providing the applicable Process owner(s), including those of Business Systems Support, with information regarding the scope of and potential impact from software changes;
		5. Developing and publishing testing schedules to the applicable Process owner(s);
		6. Providing changed software to the applicable Process owner(s) for testing, packaging, implementation and use within the IT and Client environments;
		7. Modifying software and associated documentation based on test and implementation results;
		8. Submitting changes to the applicable Process owner(s) of Change Management Execution; and
		9. Updating the CMDB as applicable and appropriate.
3.10	**Operations**	
3.10.1	**Operations Scheduling**	The purpose of "Operations Scheduling" is to develop and maintain a schedule for applications and services (e.g., production control) that meets Client requirements and appropriately takes into consideration dependencies and Client priorities. Operations Scheduling includes the following activities:
		1. Resolving scheduling conflicts;
		2. Identifying and resolving errors with the execution of jobs, including:
		(a) Causing erroneous job activities to be circumvented and jobs to be restarted or rerun; and
		(b) Escalating errors that cannot be resolved to the applicable Process owner(s) to remove the underlying defects in software, hardware and data;

Processes		Definitions
		3. Assessing the feasibility of and risks associated with proposed changes that could affect processing schedules or other activities;
		4. Implementing changes to processing schedules that are approved by the applicable Process owner(s); and
		5. Proactively preparing for processing deadlines to meet Client requirements.
3.10.2	**Computer Operations**	The purpose of "Computer Operations" is to perform the functions necessary for operation of computing platforms. Computer Operations includes the following activities:
		1. Providing the required environments (e.g., production, development, quality assurance, training), including:
		(a) Making online systems and applications for such environments available for access during scheduled hours; and
		(b) Maintaining the environments at the required release levels;
		2. Assessing the feasibility of and risks associated with proposed changes that affect the systems, platforms and applications;
		3. Implementing changes to systems in a controlled manner, including:
		(a) Facilitating the orderly turnover of systems, platforms and applications;
		(b) Adhering to documentation standards;
		(c) Informing stakeholders of the changes; and
		(d) Providing coordination of the implementation, integration, testing and acceptance of new systems, platforms and applications;
		4. Initiating and executing online and batch applications, including scheduled, unscheduled and on-request applications, as well as Client-initiated processing;
		5. Terminating applications as appropriate;
		6. Issuing operator commands;
		7. Performing back-ups;

Processes		Definitions
		8. Performing the allocation and placement of files;
		9. Monitoring the usage of files;
		10. Logging off Clients;
		11. Initiating and terminating utilities;
		12. Canceling transactions as appropriate;
		13. Transmitting and receiving information to and from external organizations;
		14. Operating master console functions, including responding to program requests for intervention;
		15. Handling abnormal terminations and similar situations resulting from errors and conditions that can be resolved by correctly performing or re-performing the jobs (e.g., restarts, reruns) in accordance with documented procedures or workarounds, and escalating the errors and conditions that cannot be resolved to the applicable Process owner(s), including those of Operations Scheduling;
		16. Performing computer shutdowns and restarts as required; and
		17. Executing utility functions.
3.10.3	**Network Operations**	The purpose of "Network Operations" is to perform the functions necessary for operation of separate or combined voice and data networks. Network Operations includes the following activities:
		1. Inventorying and assigning network addresses, and updating naming and other systems;
		2. Verifying that network-related software is maintained at the required release levels and causing the applicable Process owner(s) to address deficiencies;
		3. Assessing the feasibility of and risks associated with proposed changes that affect the network(s);
		4. Collecting and analyzing logged network data;
		5. Reconfiguring or rerouting network traffic, including by using available alternative routing and back-up facilities, to:

Processes		Definitions
		(a) Achieve increased throughput or improved balance among network segments to accommodate unanticipated demand;
		(b) Circumvent a failed component;
		(c) Prevent denial of service to legitimate Clients; and
		(d) Provide network service to alternate locations in conjunction with disaster recovery tests and actual disasters;
		6. Verifying proper operation of interfaces with affiliated networks, both internal and external to the enterprise, and causing the applicable Process owner(s) and external network owner(s) to address deficiencies; and
		7. Troubleshooting and executing diagnostic tests.
3.10.4	**Media Operations**	The purpose of "Media Operations" is the management of the media providing input to and producing output from server-based peripherals. Media Operations includes the following activities:
		1. Checking output queues, changing output priorities, taking media-based Elements in and out of service, and displaying, starting, spooling and draining output queues;
		2. Monitoring print performance and taking remedial action where required to meet the applicable performance objectives, including control of print queues, queue capacity and print request prioritization;
		3. Initiating and completing media mounts, including inserting and ejecting volumes associated with automated libraries;
		4. Executing off-site and on-site media storage processes, including logging and tracking of media on- and off-site, complying with physical specifications and retention periods, performing required cycling/rotation of media and security, packaging and transportation of media (and/or electronic transmission of information and data) to and from storage and remote computer recovery centers;
		5. Obtaining off-site media when required;
		6. Maintaining media library system inventory information;

Processes		Definitions
		7. Responding appropriately to media reliability threshold error events, including replacing media;
		8. Archiving data on the applicable media;
		9. Executing programs to retrieve data from archived media;
		10. Initializing new media and obtaining media inventories as required to fulfill operational needs;
		11. Monitoring and reporting media utilization;
		12. Testing retrieval and restoration capabilities (e.g., retrieving a randomly selected data file as a test and verifying that the data can be restored in a usable fashion);
		13. Separating, packaging, labeling and tracking printed output;
		14. Delivering printed output to required locations; and
		15. Finding, tracing or replacing lost printed output.
3.10.5	**Physical Database Administration**	The purpose of "Physical Database Administration" is to manage data, including data contained in files and databases. Physical Database Administration includes the following activities:
		1. Planning for and changing the size of databases as required (e.g., change in business volume, addition or retirement of new software, software capabilities);
		2. Monitoring database and file performance;
		3. Monitoring space utilization;
		4. Improving database and file access performance;
		5. Designing, implementing, reorganizing and maintaining databases and file archives to provide data integrity and meet applicable business requirements;
		6. Recovering damaged or corrupted databases and files;
		7. Maintaining physical database definitions;
		8. Implementing, testing and promoting into production database structural changes;
		9. Updating the CMDB as applicable and appropriate;

Processes		Definitions
		10. Copying, moving and updating the information contained within databases and files to meet the appropriately approved needs of other Process owners and Clients; and
		11. Diagnosing and repairing damage to the information contained within databases and files as a result of actions arising from the storage (i.e., not from use) of such information, and escalating damage that cannot be repaired to the applicable Process owner(s).
3.10.6	**Operations Monitoring**	The purpose of "Operations Monitoring" is to monitor and report on the operation of Elements and their relevant sub-components. Operations Monitoring includes the following activities:
		1. Monitoring functionality and performance (including monitoring of related manual processes) to:
		(a) Verify compliance with operational design characteristics; and
		(b) Identify causes of performance degradation;
		2. Monitoring the flow of demand on the IT environment and the achievement of the expected individual and systemic outcomes;
		3. Identifying abnormal circumstances that could be indicative of potential Incidents or Problems and requesting review, circumvention or repair by the applicable Process owner(s);
		4. Reporting Incidents and Problems to the applicable Process owner(s); and
		5. Providing reports on the operational status of Elements.
3.11	**Service Support**	
3.11.1	**Incident Management Execution**	The purpose of "Incident Management Execution" is to restore normal service following detection of an Incident. Incident Management Execution includes the following activities:
		1. Obtaining Incident information, including the corresponding classification, from Incident Management;
		2. Reviewing Incidents and identifying the applicable Process owner(s) to identify the appropriate recovery actions;

Processes		Definitions
		3. Forming teams comprised of personnel from the applicable Processes;
		4. Diagnosing Incidents and developing Incident recovery actions, including assessing the impact of Incidents, and estimating recovery time and costs;
		5. Notifying the applicable Process owner(s) of Incident Management of Incident recovery actions;
		6. Notifying the applicable Process owner(s) of their role(s) in performing Incident recovery actions;
		7. Monitoring and directing Incident recovery actions, including coordinating the applicable Processes;
		8. Updating Incident recovery logs as recovery actions are undertaken, including notifying the applicable Process owner(s);
		9. Registering Incidents as closed upon successful recovery, including notifying the applicable Process owner(s), Clients and other personnel as appropriate;
		10. Matching Incidents against known errors and Problems and informing Problem Management of the existence of unmatched or multiple Incidents;
		11. Escalating Incidents and notifying the applicable Process owner(s) and other personnel as appropriate;
		12. Participating in Incident Management review meetings;
		13. Developing and maintaining Incident process models and/or workflows for:
		(a) Pre-defined Incidents (e.g., recurring Incidents, Incidents requiring special handling);
		(b) Major Incidents (often referred to as "severity 1" or "priority 1" Incidents); and
		(c) Preserving Incident evidence; and
		14. Establishing and maintaining a close working relationship with the applicable Process owner(s) of Incident Oversight.

Processes		Definitions
3.11.2	**Problem Identification and Resolution**	The purpose of "Problem Identification and Resolution" is to identify Problems, direct the resolution of Problems, proactively and reactively minimize the adverse impact of Problems on Client operations, and prevent the recurrence of Problems and resulting Incidents. Problem Identification and Resolution includes the following activities:
		1. Performing formal root cause analysis of Incidents as appropriate;
		2. Determining the existence and nature of workarounds and/or circumventions necessary to eliminate or reduce the adverse effects of Problems while more permanent solutions are developed;
		3. Initiating actions to minimize the adverse impact of Problems;
		4. Communicating the identification and assessment of the Problems to the applicable Process owner(s) of Problem Management and other applicable Processes;
		5. Updating records in a database or similar information repository to capture new or changed details regarding Problems;
		6. Identifying actions and/or potential areas of change to prevent the recurrence of Incidents related to identified Problems (e.g., performing historical Incident trend analysis); and
		7. Participating in Problem Management review meetings.
3.11.3	**Configuration Management Execution**	The purpose of "Configuration Management Execution" is to develop the procedures by which the CMDB is updated and maintained accurate. Configuration Management Execution includes the following activities:
		1. Developing configuration taxonomies (i.e., the CI information to be maintained);
		2. Developing procedures for the applicable Process owner(s) to capture and record CI information in the CMDB;
		3. Monitoring changes made to the CMDB and providing feedback to the applicable Process owner(s); and

Processes		Definitions
		4. Verifying the physical existence of items recorded in the CMDB, updating the CMDB as appropriate and informing the applicable Process owner(s) of such updates.
3.11.4	**Change Management Execution**	The purpose of "Change Management Execution" is to perform tasks supporting the delivery of Change Management. Change Management Execution includes the following activities:
		1. Obtaining requests for changes from Process owners and Clients, including those arising from:
		(a) Incidents or Problems;
		(b) Externally imposed requirements (e.g., legislative changes); and
		(c) Business initiatives or programs, projects or service improvement initiatives (e.g., initiatives to improve efficiency or effectiveness);
		2. Performing initial classifications of requests for change that take into account the relevant factors (e.g., risk, cost impact) and are in accordance with the applicable guidelines;
		3. Performing quality control of change requests, including identification of:
		(a) Adequate change testing;
		(b) Appropriate back-out and remediation procedures; and
		(c) Impractical or unnecessary change requests;
		4. Providing feedback and guidance to Process owners that submit unsatisfactory change requests;
		5. Providing properly formed change requests to Change Management;
		6. Monitoring the performance of changes and invoking back-out or remediation activities as applicable;
		7. Registering completed changes as closed, including notifying the applicable Process owner(s); and
		8. Performing post-implementation reviews when issues arise during implementation.

Processes		Definitions
3.11.5	**Release Management Execution**	The purpose of "Release Management Execution" is to construct release packages for Elements and provide appropriately approved release packages to the applicable Process owner(s) to be implemented within the applicable portions of the IT and Client environments. Release Management Execution includes the following activities:
		1. Obtaining release components from the applicable Process owner(s);
		2. Preparing proposed release implementation plans;
		3. Compiling release notification lists;
		4. Developing release back-out plans;
		5. Submitting requests for change to the applicable Process owner(s) of Change Management Execution for release packages;
		6. Constructing release packages for release components, including, as applicable, appropriate implementation plans, notification lists, back-out plans and change approvals;
		7. Testing release packages and revising such packages as needed, including, if required, obtaining modified release components from the applicable Process owner(s);
		8. Submitting proposed release packages to the applicable Process owner(s) of Release Management;
		9. Modifying proposed release packages based on input from the applicable Process owner(s) of Release Management;
		10. Obtaining approval for release packages from the applicable Process owner(s) of Release Management;
		11. Submitting approved release packages to the applicable Process owner(s) (e.g., Implementation) to be deployed in the IT and Client environments;
		12. Modifying release packages to resolve problems encountered during implementation; and
		13. Performing post-implementation reviews and closing activities, including cataloging and preparing release information for archival.

Processes		Definitions
3.11.6	**Capacity Reporting**	The purpose of "Capacity Reporting" is to perform tasks supporting the delivery of Capacity Management. Capacity Reporting includes the following activities:
		1. Obtaining utilization reports from the applicable Process owner(s);
		2. Tracking performance, utilization and throughput, including service workloads and transactions, and confirming that collected data is recorded, analyzed, assessed relative to established limits and thresholds and reported to Capacity Management;
		3. Analyzing utilization and trend forecasts, along with the applicable established thresholds, and proactively developing change recommendations (e.g., upgrades, downgrades, enhancements, reconfiguration), including the associated impact on space, power and personnel to correctly align performance and availability needs with IT service capacity; and
		4. Providing capacity reports and analyses to Capacity Management.
3.11.7	**Availability Analysis**	The purpose of "Availability Analysis" is to perform tasks supporting the delivery of Availability Management. Availability Analysis includes the following activities:
		1. Obtaining operational reports from the applicable Process owner(s);
		2. Measuring availability based on operational information;
		3. Performing availability analyses, including:
		(a) Monitoring, measuring, analyzing and reporting availability;
		(b) Determining availability levels in comparison to established availability-based service levels; and
		(c) Investigating unavailability; and
		4. Providing availability reports to Availability Management.

Processes		Definitions
3.11.8	**Service Continuity Plan Development**	The purpose of "Service Continuity Plan Development" is to evaluate potential risks and prepare service continuity plans and procedures to be integrated into the ITBCP. Service Continuity Plan Development includes the following activities:
		1. Obtaining and reviewing service continuity plan guidelines from the applicable Process owner(s), including those of Service Continuity Management;
		2. Conducting risk assessments, including collecting input from the applicable Process owner(s);
		3. Conducting Client impact analyses of potential faults;
		4. Developing service continuity plans, including the specification of recovery point objectives and recovery time objectives;
		5. Submitting service continuity plans for approval to the applicable Process owner(s) of Service Continuity Management;
		6. Revising service continuity plans based on input from the applicable Process owner(s) of Service Continuity Management;
		7. Developing measures to reduce the chances of the occurrence and impact of disasters, including providing disaster recovery planning capability and procedures that are consistent with the applicable performance requirements;
		8. Reviewing and auditing the performance of the service continuity plan and addressing issues; and
		9. Maintaining recovery plans and options up-to-date.
3.11.9	**Service Continuity Plan Execution**	The purpose of "Service Continuity Plan Execution" is to execute the ITBCP during disaster recovery tests and actual disasters, and to test and execute contingency plans as requested by the applicable Process owner(s) (e.g., Service Continuity Management, Incident Oversight). Service Continuity Plan Execution includes the following activities:
		1. Implementing the applicable processes and procedures described in the ITBCP during disaster recovery tests and actual disasters;

Processes		Definitions
		2. Documenting the recovery times, results and issues, if any, encountered and providing such information to the applicable Process owner(s), including those of Service Continuity Management and Service Continuity Plan Development; and
		3. Coordinating with the applicable Process owner(s) to resolve problems, if any, in implementing the ITBCP.
3.12	**Security**	
3.12.1	**Security Implementation**	The purpose of "Security Implementation" is to develop and implement the methods, mechanisms and devices necessary to comply with security policies and standards. Security Implementation includes the following activities:
		1. Developing methods and mechanisms to implement security policies and standards;
		2. Developing security rules to be used in conjunction with security hardware and software;
		3. Implementing security mechanisms, including the deployment of security rules to be used in conjunction with security hardware and software; and
		4. Implementing, when applicable based on security policy, security devices and software, including the configuration, installation, maintenance, and disposition of such devices and software in accordance with the applicable activities of the relevant Processes (e.g., Deploy, Maintain, Software Maintenance) and controls appropriate for such work.
3.12.2	**Security Operations**	The purpose of "Security Operations" is to implement and operate processes that reduce the likelihood of security threats, reacts to threats identified, and minimizes the harm caused by security threats. Security Operations includes the following activities:
		5. Implementing, maintaining and operating a data collection process, including:
		(a) Directing the assigned Service Delivery Actor(s) to configure the Element's data collection tool(s) to enable proper consolidation, recording and normalization of data in accordance with the security solution; and

Processes		Definitions
		(b) Collecting data from the identified sources;
		6. Implementing, maintaining and operating vulnerability scanning functions, including:
		(a) Configuring scanning tool(s) according to the published Client security policy;
		(b) Scheduling and executing scans; and
		(c) Distributing scan results to the Vulnerability Assessment Process owner;
		7. Monitoring and reacting to security alerts, including:
		(a) Implementing the alert criteria as defined by the Security Analysis process;
		(b) Accepting and processing automated and derived alerts (e.g., rogue device detection, and Distributed Denial of Service Attack (DDOS) alerts);
		(c) Directing, through the Incident Management process, the appropriate assigned Service Delivery Actor(s) to take event related actions;
		(d) Following the alert escalation process; and
		(e) Distributing escalated alerts to the Security Analysis, Security Oversight and Incident Management Process owners; and
		8. Operating the security-specific application software, in accordance with established Change Management Processes, by using the application software user interface, including:
		(a) Manipulating rules and data entries;
		(b) Designing and ordering reports;
		(c) Designing and requesting queries; and
		(d) Setting data collection parameters.
		5. Reviewing security policies and standards and recommending areas for improvement to Security Policy Development.
		6. Maintaining historical data on security-related matters and Incidents, including performing and reporting on the applicable analyses (e.g., trends).

Processes		Definitions
3.12.3	**Security Credentials Management**	The purpose of "Security Credentials Management" is to manage compliance with the security policy(ies) and standards and to implement authorized security credentials and access rights. Security Administration includes the following activities:
		1. Managing the provision of security credentials and access, including issuance, replacement and revocation of individual access and authentication and authorization credentials, as authorized by the applicable Process owner(s), including those of Credentials Management and Security Enforcement;
		2. Implementing security policies and standards, including the association of the Element or the user(s) of the Element with the applicable security-based policy objects; and
		3. Maintaining historical data on security-related access changes.
3.12.4	**Credentials Authorization**	The purpose of "Credentials Authorization" is to authorize the granting (including issuance, replacement and revocation) of security credentials and access entitlements, individual access authentication and authorization credentials to Clients, Actors and other personnel as appropriate.
3.12.5	**Security Analysis**	The purpose of "Security Analysis" is to analyze, disseminate and employ security information to protect against security threats as described in the security solution. Security Analysis includes the following activities:
		4. Analyzing data to detect anomalies using rules and parameters established by the Security Oversight process;
		5. Monitoring compliance with the security solution, including:
		(a) Monitoring security settings to ensure that they meet or exceed relevant standards; and
		(b) Assigning proper remediation activities to the appropriate Service Delivery Actor(s);
		6. Monitoring service, system and device access, including:
		(a) Detecting misuse of access, with the highest level of scrutiny employed for monitoring misuse of privileged access;

Processes		Definitions
		(b) Detecting inappropriately obtained access, with the highest level of scrutiny employed for monitoring inappropriately obtained privileged access;
		(c) Generating and distributing appropriate alerts; and
		(d) Following appropriate escalation mechanisms;
		7. Detecting and reporting data leakage, including:
		(a) Detecting data leakage events;
		(b) Reporting data leakage events to Incident Management and Security Incident Response Process owner(s);
		(c) Measuring the effectiveness of the security solutions and/or controls in preventing data leakage; and
		(d) Making recommendations to improve controls through enhancements to the Security Solution Development Process;
		8. Analyzing security events, including:
		(a) Analyzing events for potential security incidents; and
		(b) Reporting event analysis to Incident Management and Security Incident Response Process owner(s) in accordance with the security event analysis process;
		9. Integrating external threat intelligence into the analysis process, including:
		(a) Acquiring and utilizing appropriate external threat intelligence;
		(b) Evaluating for technical need and business context; and
		(c) Notifying stakeholders of context-normalized external threats; and
		10. Analyzing environment resiliency, including:
		(a) Evaluating new deployments and technologies for security risks;
		(b) Proactively testing the environment for security defects; and
		(c) Coordinating with the appropriate Actor(s) to remediate based on the findings.

Processes		Definitions
3.12.6	**Security Incident Response**	The purpose of "Security Incident Response" is to contain and investigate security threats. Security Incident Response includes the following activities:
		11. Containing a security incident, including:
		(a) Identifying and recommending mechanisms for limiting the spread of, and exposure to, a security incident; and
		(b) Escalating threat alerts to Incident Management Process owner(s) for execution of threat response; and
		12. Conducting forensic investigation into security event, including:
		(a) Analyzing security event to determine impact and appropriate containment approach;
		(b) Documenting security event analysis to support root cause analysis (RCA) efforts in accordance with problem management process; and
		(c) Recreating and/or reverse engineering security events, as necessary.
3.12.7	**Vulnerability Assessment**	The purpose of "Vulnerability Assessment" is to assess the vulnerability of the environment to security threats. Vulnerability Assessment includes the following activities:
		13. Evaluating scans to detect exposure to security threats;
		14. Prioritizing remediation tasks;
		15. Assigning remediation tasks in accordance with Incident Management Process owner(s);
		16. Conducting Penetration Tests and analyzing results; and
		17. Assessing and reporting the effectiveness of remediation efforts.
3.13	**Logistics**	
3.13.1	**Disposition**	The purpose of "Disposition" is to prepare Elements and their sub-components to be reused, returned to third parties or disposed. Disposition includes the following activities:
		1. Obtaining Elements and sub-components of Elements that have been de-installed from the IT environment;

Processes		Definitions
		2. Removing data and software from the applicable storage media (fixed or removable);
		3. Repairing Elements and sub-components of Elements that are operationally and financially worthy of repair, including:
		(a) Determining whether such repair work is covered by a warranty; and
		(b) Causing warranty work or the financial equivalent to be performed/obtained when applicable;
		4. Upgrading Elements and sub-components of Elements to current standards that are operationally and financially worthy of upgrade;
		5. Returning Elements and sub-components of Elements to the applicable third parties (e.g., lessors);
		6. Providing repurposed, repaired and appropriately cleaned Elements and sub-components of Elements to be retained within the IT environment to the applicable Process and Element owner(s);
		7. Disposing of Elements and sub-components of Elements that are no longer required within the IT environment; and
		8. Updating the CMDB as applicable and appropriate.
3.13.2	**Warehouse Management**	The purpose of "Warehouse Management" is to securely store, track and manage the inventories of Elements, Spares, Spare Parts and Consumables. Warehouse Management includes the following activities:
		1. Maintaining secure physical storage facilities;
		2. Performing receiving and shipping functions;
		3. Updating the CMDB as applicable and appropriate;
		4. Providing inventory reports as requested by other Process owners;
		5. Analyzing usage patterns and recommending changes to optimal inventory levels to the applicable Process owner(s);
		6. Developing and maintaining, with input obtained from the applicable Process owner(s), threshold levels for the replenishment of the various warehouse inventories; and

Processes		Definitions
		7. Notifying the applicable Process owner(s) when the level of an inventory item reaches its predefined threshold.
3.13.3	**Distribution**	The purpose of "Distribution" is to physically transport Elements, Spares, Spare Parts and Consumables to and from the physical storage locations under the control of Warehouse Management.
4.1	**Enterprise Security**	
4.1.1	**Enterprise Security Operations**	The purpose of "Enterprise Security Operations" is to implement and operate processes that reduce the likelihood of security threats to the Enterprise and react to threats identified and minimize the harm caused by security threats across the operations of the Enterprise including both business process and IT activities. Enterprise Security Operations may include the following activities:
		1. Implementing, maintaining and operating a data collection process, including:
		(a) Directing the assigned Service Delivery Actor(s) to install and configure the Element's data collection tool(s) to enable proper consolidation, recording and normalization of data in accordance with the security solution; and
		(b) Collecting data from the identified sources;
		2. Implementing, maintaining and operating vulnerability scanning functions, including:
		(a) Configuring scanning tool(s) according to the published Client security policy;
		(b) Scheduling and executing scans; and
		(c) Distributing scan results to the Vulnerability Assessment Process owner;
		3. Monitoring and reacting to security alerts, including:
		(a) Implementing the alert criteria as defined by the Security Analysis process;
		(b) Accepting and processing automated and derived alerts (e.g., rogue device detection, and Distributed Denial of Service Attack (DDOS) alerts);

Processes		Definitions
		(c) Directing, through the Enterprise Incident Response Team and the appropriate assigned Service Delivery Actor(s) to take event related actions; and
		(d) Following the Enterprise Incident Response Plan (EIRP).
		4. Operating security-specific application software, in accordance with established Change Management Processes including:
		(a) Manipulating rules and data entries;
		(b) Designing and ordering reports;
		(c) Designing and requesting queries; and
		(d) Setting data collection parameters.
		5. Reviewing security policies and standards and recommending areas for improvement to Security Policy Development.
		6. Maintaining historical data on security-related matters and Incidents, including performing and reporting on the applicable analyses (e.g., trends).
4.1.2	Enterprise Security Analysis	The purpose of "Enterprise Security Analysis" is to analyze, disseminate and employ security information across the Enterprise to protect against security threats and adverse events. Enterprise Security Analysis may include the following activities:
		1. Analyzing information data to detect anomalies;
		2. Monitoring compliance with the security solutions, including:
		(a) Monitoring security settings to ensure that they meet or exceed relevant standards; and
		(b) Assigning proper remediation activities to the appropriate Actor(s);
		3. Monitoring service, system and device access, including:
		(a) Detecting misuse of access, with the highest level of scrutiny employed for monitoring misuse of privileged access;
		(b) Detecting inappropriately obtained access, with the highest level of scrutiny employed for monitoring inappropriately obtained privileged access;
		(c) Generating and distributing appropriate alerts; and

Processes		Definitions
		(d) Following appropriate escalation mechanisms;
		4. Detecting and reporting data leakage, including:
		(a) Detecting data leakage events;
		(b) Reporting data leakage events to Incident Management and Security Incident Response Process owner(s);
		(c) Measuring the effectiveness of the security solutions and/or controls in preventing data leakage; and
		(d) Making recommendations to improve controls through enhancements to the Security Solution Development Process;
		5. Analyzing security events, including:
		(a) Analyzing events for potential security incidents; and
		(b) Reporting event analysis to Incident Management and Security Incident Response Process owner(s) in accordance with the security event analysis process;
		6. Integrating external threat intelligence into the analysis process, including:
		(a) Acquiring and utilizing appropriate external threat intelligence;
		(b) Evaluating for technical need and business context; and
		(c) Notifying stakeholders of context-normalized external threats; and
		7. Analyzing environment resiliency, including:
		(a) Evaluating new deployments and technologies for security risks;
		(b) Proactively testing the environment for security defects; and
		(c) Coordinating with the appropriate Actor(s) to remediate based on the findings.
4.1.3	**Enterprise Incident Response**	The purpose of "Enterprise Incident Response" is to contain and investigate security threats and to coordinate the Enterprise's response across all Actors and Enterprise departments in accordance with Health Net's Enterprise Incident Response Plan (EIRP). Enterprise Incident Response may include the following activities:

Processes		Definitions
		1. Containing a security incident, including:
		(a) Identifying and recommending mechanisms for limiting the spread of, and exposure to, a security incident; and
		(b) Escalating threat alerts to Incident Management Process owner(s) for execution of threat response in the IT environment; and
		(c) Escalating to and coordinating with other Health Net departments and functions in accordance with Health Het's EIRP.
		2. Conducting forensic investigation into security events, including:
		(a) Analyzing security event to determine impact and appropriate containment approach;
		(b) Documenting security event analysis to support root cause analysis (RCA) efforts in accordance with problem management process; and
		(c) Recreating and/or reverse engineering security events, as necessary.
4.1.4	**Enterprise-Wide Vulnerability Assessment**	The purpose of "Enterprise-Wide Vulnerability Assessment" is to assess the vulnerability of the Enterprise to security threats. Enterprise-Wide Vulnerability Assessment may include the following activities:
		1. Evaluating scans to detect exposure to security threats;
		2. Prioritizing remediation tasks;
		3. Assigning remediation tasks in accordance with Incident Management Process owner(s);
		4. Conducting or causing Penetration Tests to be performed and analyzing results; and
		5. Assessing and reporting the effectiveness of remediation efforts.

II. Embedded Processes

Except to the extent specifically identified elsewhere in the Agreement and formally assigned to another Actor or entity, the following activities are "embedded" within each of the Processes defined above and are to be performed by each Actor for each Process for which it is responsible:

1. Developing the procedures underlying the Process, subject to and in compliance with any requirements and constraints dictated by Health Net and in alignment with the approved policies and procedures of other Processes so as to enable the IT services to function cohesively and in a coordinated manner;

2. Performing the activities comprising the Process in accordance with approved policies and procedures;

3. Providing and maintaining the necessary non-human resources (e.g., hardware, property, plant, supplies, software, tools, infrastructure) and human resources (including to provide training) to perform the Process;

4. Retaining all financial, operational and administrative responsibility for the Process, including the resources necessary for its performance;

5. Performing the required activities necessary to manage the Process, including (i) supervising and reporting, including reporting to other personnel within the Process, (ii) measuring and reporting on the performance of the Process (or parts thereof) to other Actors, Clients and/or third parties as required, (iii) developing and distributing operational reporting related to the Process, including any reporting related to Service Level Agreements, (iv) developing and providing budgets and forecasts in accordance with the guidelines and parameters established by the applicable Process owner(s) of Budgeting and Forecasting, and (v) complying with the requests and/or instructions from the applicable Process owner(s) of Services Management and Incident Oversight;

6. Managing documents and data (including data acquisition, data entry, data recording and data distribution) related to the Process;

7. Performing quality control reviews of the Process, including testing the (i) accuracy, reliability and quality of work, (ii) compliance with approved policies and procedures, and (iii) performance and correction of issues identified during such reviews;

8. Engineering the Process, including performing those actions necessary to maintain or improve the underlying activities based on (i) then-current best practices, and (ii) how it is intended to interact with other Processes and/or Client processes;

9. Notifying other Actors as required of output or other findings or information developed or learned through the Process, including notifying the applicable Process owner(s) of the readiness for activities to be performed by such Process owner(s) that are necessary to either complete or progress a function that spans multiple Processes;

10. Notifying other Actors as required of detected security incidents or vulnerabilities learned through the Process;

11. Responding to queries and requests concerning activities associated with the performance of the Process, including making the applicable subject matter experts, documentation and other relevant content available as necessary to be responsive;

12. Handling all Events (including, if applicable, directly from Clients) relevant to the Process that cannot be adequately responded to by the applicable Process owner(s) of Service Desk or other Processes due to their lack of subject matter expertise regarding such Events, including (i) providing the information necessary for such Process owner(s) to respond directly to the Clients, (ii) accepting the transfer of such Events from such Process owner(s) and responding directly to the Clients, (iii) updating, when applicable, the service management system(s) of record regarding the tracking of such Events, and (iv) providing, to the applicable Process owner(s), information regarding Events that are likely to be recurring in nature so as to increase such Process owner's(s') ability to address such matters in the future without assistance;

13. Handling all aspects of Incidents and Problems relevant to the Process, including (i) receiving notification of and resolving Incidents and Problems, (ii) providing other applicable Process owner(s), including those of Incident Management, Problem Management and, to the extent requested, Incident Oversight, and other personnel as appropriate with updated information regarding the status of such Incidents and Problems and the associated resolution efforts, (iii) escalating Incidents and Problems that cannot be resolved, and (iv) responding to requests and complying with instructions from the applicable Process owner(s) of Incident Management and, to the extent applicable for a given Incident, Incident Oversight;

14. Interacting and coordinating as needed with other Process owners that are responsible for related functions, including (i) integrating the Process with the activities of such other Process owners such that the overall delivery of IT services is optimized (i.e., not sub-optimized within the confines of the Process), and (ii) monitoring the activities performed by other Process owners to mitigate negative impact on the Process;

15. Providing advice and guidance on the Process to other Process owners (e.g., best practices, operational issues, impact from other Processes) so as to enable such other Process owners to optimize the linkages of their Processes with the Process;

16. Adhering to the applicable documentation standards;

17. Managing all aspects of third parties who perform all or part of a Process assigned to the Actor (i.e., as if the Actor performed the Process itself); and

18. Using the Actor disagreement and dispute forum to resolve issues among Actors and between Actors and Clients, including (i) registering disagreements and disputes with the applicable Process owner(s) of Actor Integration, (ii) participating, as reasonably requested by the applicable Process owner(s) of Actor Integration, in Actor disagreement and dispute resolution forums, (iii) providing information and resources reasonably requested by the applicable Process owner(s) of Actor Integration that might be useful to the resolution of disagreements and/or disputes, and (iv) cooperating in the implementation of the final resolution of disagreements and disputes.

19. Providing support for Audits of the applicable line of business or a component of it, whether conducted by (or on behalf of) Health Net itself or a Health Net Regulator or customer (e.g., a large Employer Group), including the following:

    a. Providing data and reports requested by the Auditors;

    b. Providing subject matter expertise and otherwise supporting the conduct of the Audit as requested by the Auditors; and

    c. Assisting in the development and implementation of corrective action plans in response to Audit findings identifying weaknesses or deficiencies in the Audited Function.

III. Glossary

Terms	Definitions
Actor	Means an entity or individual that is responsible for performing or providing part of the IT services.
Application Architecture	Means the data and business process models that reflect Applications that: (i) simplify and facilitate the work activities of the business processes and provide automated procedures; (ii) specify the management of information storage or retrieval required to accommodate the enterprise objectives; and (iii) address location considerations and how information is used.
Client	Means an entity or individual that receives or uses IT services.
Configuration Items or CIs	Means the configuration records of an Element, hardware, software, IT service or designated item (e.g., personnel, business units, buildings, Client service), including its respective components.
Consumables	Means physical items that are designed to work in conjunction with Elements and are intended to be consumed through use (e.g., toner, paper, ink, batteries) rather than subject to repair.
CMDB	Means a database that contains all relevant information about the components of the information system used in an organization's IT environment and the relationships between those components.
Delivery Model	Means the allocation of Actors to various levels of Processes and Elements that will be use to deliver the IT services.
Domain Architecture	Means the domain-specific architectures that form part of the Enterprise IT Architecture. The Domain Architectures as of the Effective Date consist of Information Architecture, Application Architecture, Infrastructure Architecture, and Security Architecture.
Element or Elements	Means entries on the span axis of a Delivery Model or scope model. Elements may represent a category of components (e.g., Unix Servers), services (e.g., Managed WAN), individual products (e.g., Riverbed WAN Compression Appliance) or individual applications (e.g., SAP HR Module).

Terms	Definitions
Enterprise Architecture	Means the underlying IT framework of a business, which defines and describes the applicable characteristics of the IT platforms, information, applications and security required by the enterprise to attain its objectives and achieve its business vision.
Event or Events	Has the meaning provided in Process 3.5.1 (Service Desk).
External Actor	Means an Actor that is external to the Health Net organization.
External Actor Compliance Requirements	Means the regulations, directives, recommendations, orders, rulings and other similar requirements that are applicable to an External Actor by virtue of the Services being provided by that Actor from entities legally authorized to enact or enforce such requirements (including via contract and/or through the External Actor organization's membership in a trade association with enforcement authority over its members). *[Examples include the enforcement of HIPAA regulations directly onto Business Associates by the Dept. of Health & Human Services, the enforcement of PCI DSS requirements by the Payment Card brands, relevant privacy and data security laws and regulations applicable to data held or processed by the External Actor.]*
External Client	Means a Client that is a customer or third party business partner external to the Health Net organization.
External Compliance Requirements	Means the laws, regulations, directives, recommendations, orders, rulings and other similar requirements that are applicable to the Health Net organization from entities legally authorized to enact or enforce such requirements (including via contract and/or through the Health Net organization's membership in a trade association with enforcement authority over its members).
IMAC or IMACs	Means a request for the installation, movement, addition, change or removal of Elements and sub-components of Elements (e.g., moving physical or virtual Elements from one location to another, "racking and stacking" Elements, installing physical Elements, adding physical sub-components to Elements, installing software patches, installing software on an Element, performing software configuration changes, establishing logical connections, installing virtual Elements).

Terms	Definitions
Incident	Means an event that causes or may cause interruption to or a reduction in the service delivered though or by an Element or Process.
Information Architecture	Means the data models and databases that serve all participants in the enterprise business environment, and the strategies, standards and policies required to develop and implement them, which enable the enterprise to develop a common, shared, distributed, accurate and consistent data resource.
Infrastructure Architecture	Means the interoperable technology platforms that link the Information Architecture and the Application Architecture and meet the needs of the various Client roles at identified work locations.
Internal Actor	Means an Actor that is internal to the Health Net organization.
Internal Client	Means a Client that is within the Health Net organization (i.e., business units or departments such as HR, F&A or Purchasing, including its respective personnel).
ITBCP	Has the meaning provided in Process 2.7.10 (Service Continuity Management).
Maintenance Requirements	Has the meaning provided in Process 3.8.1 (Maintenance Administration).
Problem	Means the underlying cause of one or more Incidents, which may include defects related to or arising from the IT infrastructure, human errors and external events.
Process or Processes	Means the groupings of activities identified in this definition document and identified on the process axis of a Delivery Model or scope model. May pertain to an individual (level 3) process (e.g., Infrastructure Architecture Development, Solution Development) or a group of related (level 2) processes (e.g., Domain Architecture, Solution Formation).
Recommended Maintenance	Has the meaning provided in Process 3.8.1 (Maintenance Administration).
Risk Events	Means the IT-related events and threats that could negatively impact the enterprise strategically or operationally, including security breaches, system failures, external events, technology investment mistakes, system development and implementation problems, and capacity shortages.

Terms	Definitions
Security Architecture	Means the plan and set of principles that describe: (i) the security services that a system is required to provide to meet the needs of its Clients; (ii) the system elements required to implement the services; and (iii) the performance levels required in the elements to deal with the threat environment.
Service Catalog	Means a repository in which the IT services available to Clients are identified, including a definition of the service, SLAs associated with the service, who is entitled to use or receive the service, the costs or charges for the service and the procedures for requesting the service.
Service Level Agreement or SLA	Means an agreement describing: (i) the quantitative standards of performance an Actor or entity is required to meet or exceed in providing the IT services (e.g., availability, quality, speed); and (ii) a definition of the terms controlling various aspects of performance (e.g., measurement definition, priorities, responsibilities, guarantees, changes). SLAs can be between Actors, between Actors and IT, or between IT and Clients.
Spare Parts	Means an inventory of hardware-based sub-components of Elements (e.g., memory, motherboard, hard disk) that are currently not in use and are maintained in reserve to replace failed hardware-based sub-components of Elements used to provide the IT services.
Spares	Means an inventory of hardware-based Elements used to provide the IT services that are currently not in use and are maintained in reserve to replace or supplement failed hardware-based Elements used to provide the IT services.
Third Party Contract	Means a contractual arrangement with (i) an External Actor for the provision of IT services, and (ii) suppliers that provide Elements and ancillary goods/services.
Third Party Contract Manager	Means an entity that performs contract management functions with respect to Third Party Contracts.

Exhibit A-1-2
Element Definitions

Categories and Element Definitions

ScopeModel	Category	Element	Definition
N/A	*Definition*	*Commercial Off The Shelf (COTS)*	"*Commercial Off The Shelf*" or "*COTS*" means commercial off-the-shelf software or hardware products that are ready-made and available for sale to the general public.
N/A	*Definition*	*Internally Developed*	*"Internally Developed"* means software developed internally by the customer or at the direction of the customer (i.e., not COTS software).
N/A	*Definition*	*Appliance*	*"Appliance"* means a device attached to the Network with integrated and specially designed software and hardware that provide a narrow range of functions.
N/A	*Definition*	*Applications Software*	"*Applications Software* " shall mean an executable software component or tightly coupled set of executable software components (one or more), deployed together, that deliver some or all of a series of steps needed to create, update, manage, calculate, or display information for a specific business purpose.
Hardware	*MER*	*MER Cabling*	*"MER Cabling"* means cabling inside a managed equipment room (MER) at Health Net locations.
Hardware	*MER*	*Building Cabling*	*"Building Cabling"* means cabling running inside a Health Net location that is not MER Cabling.
Applications	*CTS BPaaS*	*HNT Assets Purchase by CTS*	*"HNT Assets Purchased by CTS"* means the Applications Software contained in the Heath Net - Cognizant Asset Purchase Aggeerement purchased by Cognizant or used by Cognizant to provide BPaaS Services to Health Net including any future enhancements or changes made by Cognizant and the Servers, Storage and Infrastructure Software needed to deliver the HNT Assets Purchased by CTS as part of the CTS BPaaS Services.
Applications	*CTS BPaaS*	*HNT Custom Enhancements*	*"HNT Custom Enhancements"* means enhancements to the HNT Assets Purchased by Cognizant that are funded by Health Net as Discretionary Projects. Includes the Servers, Storage and Infrastructure Software needed to deliver the HNT Custom Enhancements as part of the CTS BPaaS Services.
Applications	*CTS BPaaS*	*Interfaces to HNT Systems*	*"Interfaces to HNT Systems"* means all the system interfaces between the Cognizant BPaaS solution and the retained HNT applications (i.e., AO Applications - COTS and non-COTS and IO Applications, as applicable). Includes the Servers, Storage and Infrastructure Software needed to deliver the Interfaces to HNT Systems as part of the CTS BPaaS Services.
Applications	*CTS BPaaS*	*Third Party Applications*	*"Third Party Applications"* means the additional third party applications required by Cognizant to complete the Cognizant BPaaS IT solution to support Cognizant's delivery of BPaaS Services to Health Net. Includes the Servers, Storage and Infrastructure Software needed to deliver the Interfaces to HNT Systems as part of the CTS BPaaS Services.
Applications	*CTS BPaaS*	*Third Party Services*	*"Third Party Services"* means third party data or other electronically delivered services required by Cognizant to provide the BPaaS IT solution to support Cognizant's delivery of BPaaS Services to Health Net.
Applications	*HNT Applications*	*AO Applications (COTS)*	"*AO Applications (COTS)* " means the In-Scope Applications defined and listed in the AO Agreement that are COTS.
Applications	*HNT Applications*	*AO Applications (non-COTS)*	*"AO Applications (non-COTS)"* means the In-Scope Applications defined and listed in the AO Agreement that are not COTS.
Applications	*HNT Applications*	*IO Applications*	*"IO Applications"* means software and services designed to provide productivity, communications and collaboration solutions directly to end users. IO Applications include remote access including VDI and VPN, ITSM software (e.g., Remedy, Service Now), File Shares, e-mail, Good mobile messaging, electronix fax, identity and access managment software, etc. IO Applications are not CTS BPaaS Applications or AO Applications. IO Applications includes the Servers, Storage and Infrastructure Software needed to deliver the IO Applications.
Applications	*HNT Applications*	*SAAS*	*"SAAS"* means third party hosted software delivered "as a Service" by remote connection.
Hardware	*Collector*	*Collocated Third Party Equipment*	*"Collocated Third Party Equipment"* means Appliances and other Servers, Storage or Network hardware, together with associated Software, which Health Net elects to have Cognizant provide Data Center Managed Service only.
Hardware	*Collector*	*Network*	*"Network"* means a telecommunications network that allows computers to exchange data. The connections (network links) between network points are established using either cable media or wireless media. Network may include any of the Elements categorized as Network including LAN and WAN.
Hardware	*Collector*	*Server*	"*Server* " means a computing platform utilizing an Operating System (e.g. Unix ,Windows, Linux, AIX, Solaris, etc.), including the CPU, memory, internal hard disk, related peripherals, KVM cabling and the NIC. A server may perform a specific purpose (e.g., Access Control Server, Applications Server, Data Base Server, eMail Server, Extranet Server, File and Print Server, Infrastructure Server, Replication Server, Web Server, etc.). A Server may be a physical box, blade or a Virtualized instance.
Hardware	*Collector*	*Storage*	*"Storage"* means a category of Elements that records and provides access to computing data including NAS, SAN, DASD, Tape, Virtual Tape System, BUR Appliance, etc.
Infrastructure Software	*Collector*	*Applications Development*	*"Applications Development "* means computer software that is designed to facilitate the designing, building and testing of software.
Infrastructure Software	*Collector*	*Business Applications*	"*Business Applications* " means a category of Infrastructure Software that is designed to provide capability to automate a portion or portions of the enterprise's operations. They are typically standard applications that are typically provided across the enterprise to promote productivity and communications rather than support a specific business purpose as defined in Applications Software.

ScopeModel	Category	Element	Definition
Infrastructure Software	*Collector*	*DBMS*	"*DBMS*" means software that stores information in a database in an organized manner allowing data to be added, updated, and retrieved as individual items or to be queried in a structured manner. Additionally, a DBMS maintains metadata, which describe the schema or the organization and relationships between the individual data items.
Infrastructure Software	*Collector*	*Operations*	*"Operations"* means a category of Infrastructure Software that is used to control devices and other software and to facilitate communication, scheduling and execution of computer commands. Operations may include any of the Elements categorized as Operations Software.
Infrastructure Software	*Collector*	*Roll Your Own (RYO)*	"*Roll Your Own*" or "*RYO*" means certain types of custom proprietary software components, which include for example, Business Applications and utility applications used by IT, Tools, Tool Extensions, and Scripts.
Infrastructure Software	*Collector*	*Security Management*	*"Security Management"* means a category of Infrastructure Software that is designed to prevent unauthorized access or manipulation of data including access control as well as monitoring, detecting and managing viruses and intrusions. Security Management may include any of the Elements categorized as Security Management.
Infrastructure Software	*Collector*	*Systems Software*	"*System Software*" means a category of Infrastructure Software designed to operate the computer hardware and to provide a platform for running application software. Systems Software includes but is not limited to: (a) the operating system, (b) utility software used to analyze, configure, optimize, maintain, and connect to the system; and (c) middleware which provides additional common services, beyond those of the operating system, to Application Software. Systems Software may include any of the Elements categorized as Systems Software.
Hardware	*Data Center*	*Battery*	"*Battery*" means a battery used to power equipment.
Hardware	*Data Center*	*Cable Management Drop Box to Server*	"*Cable Management Drop Box to Server*" means the series of physical conduits, hangars, ladder racks, finger brackets, etc. that neatly thread/bundle horizontal copper/fiber cable runs and shorter fiber/copper cable patch-cords from the end-device connection point (Premise Distribution System (PDS) box) to the active server/end-device.
Hardware	*Data Center*	*Cable Plant*	"*Cable Plant*" means the cable or fiber that carries voice, video, or data signals between computing and communications devices within a building.
Hardware	*Data Center*	*Cabling*	"*Cabling*" means the physical cables in a data center, including voice, video and data LAN cabling and wiring.
Hardware	*Data Center*	*Electrical Distribution*	"*Electrical Distribution*" means a device used to distribute electric current in the IT Environment.
Hardware	*Data Center*	*Equipment Rack*	"*Equipment Rack*" means a cabinet that holds IT equipment (e.g., servers, Routers).
Hardware	*Data Center*	*Facilities Equipment*	"*Facilities Equipment*" means a category of devices that create a suitable computing environment at a data center.
Hardware	*Data Center*	*Fire Detection*	"*Fire Detection*" means a device used to detect fires and includes associated cabling.
Hardware	*Data Center*	*Fire Suppression*	"*Fire Suppression*" refers to a category of devices used to prevent and/or suppress fire outbreak and includes associated cabling.
Hardware	*Data Center*	*Furniture/Fixture*	"*Furniture/Fixture*" means any item of furniture or a fixture used in the data center.
Hardware	*Data Center*	*Generator*	"*Generator*" means a device used to generate and monitor a power supply (e.g., transformer, inverter, uninterruptible power supply device), including associated cabling.
Hardware	*Data Center*	*Heating, Ventilation And Cooling (HVAC)*	"*Heating, Ventilation And Cooling*" or "*HVAC*" means a device that controls temperature, humidity, air cleanliness and air motion within a physical space.
Hardware	*Data Center*	*PDU*	"*PDU*" means a power distribution unit and includes associated cabling.
Hardware	*Data Center*	*Physical Access Control*	"*Physical Access Control*" means any device used to restrict access to the data center, including locks, card readers, and man traps.
Hardware	*Data Center*	*Uninterrupted Power Supply (UPS)*	"*Uninterrupted Power Supply*" or "*UPS*" means a device that supplies power to a computer or other electrical equipment on a temporary basis when electricity from a primary power source is lost or degraded, including all communication cables.
Hardware	*Definition*	*Collocated Third Party Equipment*	"Collocated Third Party Equipment" means Appliances and other computing, storage, telecommunications and ancillary hardware, together with associated Software, for which Health Net elects to have Provider provide Data Center Managed Service only. Health Net shall be responsible for, and bear the costs and expenses associated with data center escort services, installation, testing, implementation, maintenance, upgrade, replacement and enhancement of all Collocated Third Party Equipment.
Hardware	*End User*	*Desktop*	"*Desktop*" means a computing platform that is not portable and is primarily used directly by an end user, whether networked or standalone, PC or Macintosh. A Desktop includes a central processing unit, Operating System, video display monitor, modem, related cables (e.g., patch cords), and related peripherals (e.g., keyboard, pointing device).
Hardware	*End User*	*Desktop Phone*	*"Desktop Phone"* means a standard or VOIP handset located at an End User's workstation.
Hardware	*End User*	*Mobile Computing Device*	*"Mobile Computing Device"* means a small, handheld computing device, typically having a display screen with touch input and/or a miniature keyboard and designed to be carried with little effort. A Mobile Computing Device has an operating system (OS), and can run various types of application software. Most are equipped with Wi-Fi, Bluetooth, and GPS capabilities that can allow connections to the Internet and other Bluetooth-capable devices. Mobile computing devices may have the capacity to provide voice communications over a cellular network.
Hardware	*End User*	*Notebook*	"*Notebook*" means a computing platform that is portable, and is primarily used directly by an end user, whether networked or standalone, PC or Macintosh, laptop or tablet PC, desk-based or mobile. A Notebook includes a central processing unit, operating system, video display monitor, modem, related cables (e.g., patch cords), and related peripherals (e.g., keyboard, pointing device).

ScopeModel	Category	Element	Definition
Hardware	*End User*	*Personal Computer (PC)*	"*Personal Computer*" or "*PC*" means a computing platform primarily used directly by an end user, whether networked or standalone, a Desktop or Notebook. A Personal Computer includes a central processing unit, operating system, video display monitor, network interface card, modem and related cables (e.g., patch cords), and related peripherals (e.g., keyboard, pointing device).
Hardware	*End User*	*Thick Client*	"*Thick Client*" means a Personal Computer that is not portable.
Hardware	*End User*	*Thin Client*	"*Thin Client*" means a device that: (a) enables end users to remotely enter information into one or more computing platforms; (b) displays but does not process data; and (c) includes a web browser.
Hardware	*End User*	*Workstation Attached Printer*	"*Workstation Attached Printer*" means a printer that is directly connected to a Desktop, Notebook or other similar end user device. Workstation Attached Printers may include built in scanning, copying, facsimile and similar features and functionality.
Hardware	*Network*	*Access Circuit*	"*Access Circuit*" means: (a) a physical (i.e., not logical or virtual) telecommunications connection that is used to carry voice, video and/or data signals between a client location and the telecommunications backbone; and (b) the logical voice or data communications circuit or path (i.e., PVC) used to carry voice, video and/or data signals across the physical connection.
Hardware	*Network*	*B2B Connection*	"*B2B Connection*" means a connection between the enterprise and a business partner of the enterprise that is provisioned and managed by the business partner.
Hardware	*Network*	*Certificate Appliance*	"*Certificate Appliance*" means an Appliance whose primary purpose is to manage the certificates required by the Public Key Infrastructure (PKI) environment.
Hardware	*Network*	*Client Extranet*	"*Client Extranet*" means a virtual connection between the enterprise and a business partner of the enterprise that is provisioned and managed by the enterprise.
Hardware	*Network*	*Data Center LAN Service*	"*Data Center LAN Service*" means all networking devices and connectivity required within a Data Center to support the Server, Storage and Appliance Elements in the Data Center.
Hardware	*Network*	*Data Center Switch Port Aggregation*	"*Data Center Switch Port Aggregation*" means a device that aggregates patches from network switches to allow the use of shared sniffers, probes, network traffic analyzers and other network inspection and diagnostic devices across a large scale data center network.
Hardware	*Network*	*Data Leakage Protection (DLP) Appliance*	"*Data Leakage Protection Appliance or DLP Appliance*" means an Appliance that is between the trusted and untrusted portions of a network and enables manual and automated inspection of network traffic for violations of data distribution policies.
Hardware	*Network*	*Database Encryption Appliance*	"*Database Encryption Appliance*" means a device connected to the network that uses purpose-built hardware and software to encrypt full duplex data at multi-gigabit line speeds.
Hardware	*Network*	*DNS/DHCP*	"*DNS/DHCP*" means a device that provides DNS and DHCP services. Dynamic Host Configuration Protocol (DHCP) provides network address to the network nodes.
Hardware	*Network*	*Domain Name Services (DNS)*	"*Domain Name Services*" or "*DNS*" means a software protocol to locate devices on a network and automatically assign and manage their addresses.
Hardware	*Network*	*Edge Switch*	"*Edge Switch*" means a Switch that provides and entry point into an enterprise or service provider core networks (typically into carrier and service provider networks).
Hardware	*Network*	*Firewall*	"*Firewall*" means a device or software, including the network interface, that prevents unauthorized access to a network.
Hardware	*Network*	*Gateway Appliance*	"*Gateway Appliance*" means an Appliance which provides communication to a remote network or an autonomous system that is out of bounds for the host network.
Hardware	*Network*	*Internet*	"*Internet*" means the connection provided by an Internet service provider enabling the enterprise and its employees to access the public Internet.
Hardware	*Network*	*Intrusion Detection (System)*	"*Intrusion Detection (System)*" means a device, including the network interface, that monitors and analyzes user and system configuration and activities to detect unauthorized access to a network or other attacks designed to adversely affect the performance of the network or systems connected to such network.
Hardware	*Network*	*Load Balancer*	"*Load Balancer*" is an Appliance or device that applies the technique in computer networking of spreading work between two or more computers, network links, CPUs, hard drives, or other resources, in order to get optimal resource utilization, throughput, or response time. The balancing service is usually provided by a dedicated hardware device or via a functional blade service within a high-end Ethernet switch (e.g., Cisco Content Switch Module (CSM) Blade).
Hardware	*Network*	*Local Area Network (LAN)*	"*Local Area Network (LAN)*" means computer network that interconnects computers in a limited area. The defining characteristics of LANs, in contrast to wide area networks (WANs), include their usually higher data-transfer rates, smaller geographic area, and lack of a need for access circuits or telecommunication lines.
Hardware	*Network*	*Market Data Feed*	"*Market Data Feed*" means a connection used to deliver financial market data provided by a data supplier.
Hardware	*Network*	*Miscellaneous Telecommunications Devices*	"*Miscellaneous Telecommunications Devices*" means various items of hardware used to provide telecommunications and call center services, including air cards, PBXs, PDAs, telephones, ACDs, ECDs, VRUs, CTI equipment, wallboards and headsets.
Hardware	*Network*	*MPLS Service*	"*MPLS Service*" means a telecommunications solution leveraging Multiprotocol Label Switching (MPLS) to provide high-performance telecommunications networks that directs data from one network node to the next based on short path labels rather than long network addresses, avoiding complex lookups in a routing table. MPLS can encapsulate packets of various network protocols.
Hardware	*Network*	*Multimedia*	"*Multimedia*" means telecommunications services, including all required hardware, systems, and software, that facilitate the audio and video transmissions of two or more people over either dedicated audio-visual equipment or publicly switched equipment.
Hardware	*Network*	*Multiplexer*	"*Multiplexer*" (MUX) means a device allowing one or more low-speed analog or digital input signals to be selected, combined and transmitted at a higher speed on a single shared medium or within a single shared device

ScopeModel	Category	Element	Definition
Hardware	*Network*	*NAC Appliance*	"*NAC Appliance*" means a Network Access Control (NAC) Appliance which provides identity and posture-based network access policy enforcement to prevent vulnerable computers from joining the network.
Hardware	*Network*	*Network Edge Router*	"*Network Edge Router*" means a Router that routes data between one or more local networks at a physical site and the wide or metropolitan area network serving the site.
Hardware	*Network*	*Network Intrusion Detection and Prevention System (Network IDPS)*	*"Network Intrusion Detection and Prevention System" or "Network IDPS"* means an Appliance that monitors and analyzes user and system configurations and activities to detect unauthorized access to a network, malicious activities or other attacks designed to adversely affect the performance of the network or systems connected to such network. The functions of intrusion prevention systems include identifying malicious activity, logging information about said activity, attempting to block/stop activity, and reporting activity.
Hardware	*Network*	*Network Performance Management Platform*	"*Network Performance Management Platform*" means a device that aggregates statistical information from network routing and switching devices for reporting and analysis purposes.
Hardware	*Network*	*Network Traffic Analyzer*	"*Network Traffic Analyzer*" means a device used to examine traffic across a network to aid in the diagnosis of troubles within the network or attached nodes.
Hardware	*Network*	*OBM Appliance*	*"OBM Appliance"* means a device dedicated to providing OBM (out-of-band management) to enable the network operator to establish trust boundaries in accessing the management function to apply it to network resources. It also can be used to ensure management connectivity (including the ability to determine the status of any network component) independent of the status of other in-band network components.
Hardware	*Network*	*Office Network*	"*Office Network*" means the access service provided by a common telecommunications carrier enabling the enterprise and its employees to access a private IP network.
Hardware	*Network*	*Private Network Access*	"*Private Network Access*" means a dedicated Access Circuit that provides an uninterrupted connection between one location and another.
Hardware	*Network*	*Public Network Access*	"*Public Network Access*" means an Access Circuit that provides connection to a public network.
Hardware	*Network*	*Router*	"*Router*" means a networking device that transmits data to multiple network connected devices, that provides Layer 1, Layer 2, and Layer 3 functionality (as defined by the OSI Reference Model), and that includes the capability to create VLANs. A Router includes the NIC.
Hardware	*Network*	*Security Appliance*	*"Security Appliance"* means a server or Appliance whose function is to "aggregate" security events within the processing center prior to sending to an off-site SIM portal. The SIM Portal and Security Appliance may be managed by a third-party provider of Security services. Examples of "aggregation" include but are not limited to parsing of logs, analysis of host-based intrusion detection events, etc.
Hardware	*Network*	*SIEM Appliance*	*"SIEM Appliance"* means a Security Information and Event Management Appliance which provides real-time analysis of security alerts generated by network devices and applications as well as log and data reporting and analysis.
Hardware	*Network*	*Switch*	"*Switch*" means an Ethernet network switch that is a computer networking device that connects Ethernet network segments. Ethernet Network Switches are capable of inspecting data packets as they are received, determining the source and destination device of that packet, and forwarding it appropriately. Most Ethernet switches operate at Layer 2 (as defined by the OSI Reference Model) and are used as the access layer connection point of networked end-devices. Layer 3 functionality is common in Ethernet Switches deployed as building "core" devices and access layer Switch aggregation points.
Hardware	*Network*	*Telecom Server*	"*Telecom Server*" means any Windows/Unix based server which supports the network services infrastructure. Examples of Telecom servers could contain anything from network monitoring servers to servers that help manage network routers and switches.
Hardware	*Network*	*VPN*	*"VPN"* means a network Appliance that uses IP protocols to host a secure network for authorized users on either privately or publicly owned equipment and infrastructure.
Hardware	*Network*	*VPN Concentrator*	"VPN Concentrator" means a network Appliance that uses IP protocols to host a secure network for authorized users on either privately or publicly owned equipment and infrastructure.
Hardware	*Network*	*Vulnerability Assessment Scanner*	*"Vulnerability Assessment Scanner"* means an Appliance that executes Vulnerability Scanning.
Hardware	*Network*	*WAN Optimizer*	*"Wan Optimizer"* means a physical or virtual appliance that combines monitoring, traffic prioritization, data deduplication, compression, protocol spoofing, transmission blocking and other techniques to improve the performance of wide area telecommunications facilities.
Hardware	*Network*	*Wide Area Application Service (WAAS)*	*Wide Area Application Service (WAAS)* means a device that accelerates applications, optimizes bandwidth, and reduces latency.
Hardware	*Network*	*Wide Area Network (WAN)*	*"Wide Area Network (WAN)"* means a telecommunication network that covers a broad area (i.e., any network that links across metropolitan, regional, state or national boundaries).
Hardware	*Network*	*Wireless Access Point (WAP)*	"*Wireless Access Point (WAP)*" means a device that is specially configured on wired local area networks that allows individuals to use wireless networking cards in their computers and other electronic devices.
Hardware	*Network*	*Wireless Intrusion Prevention System (IPS)*	*"Wireless Intrusion Prevention System (IPS)"* means a device that monitors the radio spectrum of a WAP for the presence of unauthorized access points and can automatically take counter measures.
Hardware	*Network*	*Wireless LAN (WLAN)*	*"Wireless LAN (WLAN)"* means a wireless local area network (WLAN) that links two or more devices using some wireless distribution method (typically spread-spectrum or OFDM radio).
Hardware	*Print*	*High-Speed Printer*	"*High-Speed Print*" means a centralized printing device directly attached to a server that prints large volume print jobs, typically associated with batch processing jobs.

ScopeModel	Category	Element	Definition
Hardware	*Print*	*Multi Function Product/Printer/Peripheral (MFP)*	"*Multi Function Product/Printer/Peripheral*" or "*MFP*" means a multifunctional, all-in-one (AIO), or Multifunction Device (MFD), office machine which incorporates the functionality of multiple devices in one, to provide centralized document management, distribution, and production. An MFP typically incorporates the functions of printers, scanners, photocopiers, and facsimile machines and may also provide eMail capability.
Hardware	*Print*	*Printer*	*"Printer"* means a device that accepts digital output from a queue and transfers the output to paper form.
Hardware	*Print*	*Sorting / Processing*	"*Sorting / Processing*" means a centralized device connected to a High-Speed Printer that sorts and processes large volume print jobs.
Hardware	*Server*	*Access Control Server (ACS)*	*"Access Control Server (ACS)"* means a dedicated server hosting Access Control software.
Hardware	*Server*	*Alpha Server or Open VMS/Alpha*	"*Alpha Server*" or "*Open VMS/Alpha*" means a Midrange computing platform utilizing the VMS Operating System produced by the Digital Equipment Corporation, including the CPU, memory, internal hard disk, related peripherals, keyboard/video/mouse (KVM) cabling and the NIC.
Hardware	*Server*	*Applications Server (HDW)*	*"Applications Server (HDW)"* means any computing platform (mainframe, midrange, entry level/blade) the primary purpose of which is to host Applications Software. An Applications Server (HDW) includes the Central Processing Unit ("*CPU*"), memory, related peripherals, internal hard disk, keyboard video mouse ("*KVM*") cabling, and the NIC.
Hardware	*Server*	*Data Base (DB) Server*	"*DB Server*" means a real or virtual instance of a server that is designated to be used exclusively to host one or more DBMS instances and that provides access to connected data via the DBMS from applications and other data consumers executing on other servers.
Hardware	*Server*	*eMail Server*	"*eMail Server*" means a computing platform that manages the distribution of electronic messages, including receipt, delivery, and prioritization.
Hardware	*Server*	*Extranet Server*	"*Extranet Server*" means any Windows/Unix based server which supports the extranet services infrastructure. Examples of Extranet servers could contain anything from network monitoring servers to servers that help manage firewalls, proxies and other Extranet services.
Hardware	*Server*	*File & Print Server*	"*File & Print Server*" means a computing platform that performs the functions of a File Server and a Print Server.
Hardware	*Server*	*File Server*	"*File Server*" means a computing platform (including the CPU, memory, related peripherals, internal hard disk and the NIC) that: (a) centrally stores network files; (b) controls the movement of files and data between workstations across the network; and (c) enables users to freely access such files.
Hardware	*Server*	*Infrastructure Server*	"*Infrastructure Server*" means any computing platform (mainframe, midrange, entry level/blade) the primary purpose of which is to serve traditional infrastructure services. An Infrastructure Server includes the Central Processing Unit ("*CPU*"), memory, related peripherals, internal hard disk, keyboard video mouse ("*KVM*") cabling, and the NIC.
Hardware	*Server*	*POS Controller*	*"POS Controller"* means a server that controls POS devices.
Hardware	*Server*	*Print Server*	"*Print Server*" means a computing platform that: (a) provides users or a network with access to a central printer; (b) holds the information to be printed out in memory until the printer is available; (c) prints jobs in a programmable sequence and queue; and (d) provides notice of a print job completion to the requesting user.
Hardware	*Server*	*Replication Server*	"*Replication Server*" means a server which provides bi-directional, heterogeneous replication, and synchronization between separate servers that support the same application.
Hardware	*Server*	*Web Accelerator*	*"Web Accelerator"* means a proxy server whose purpose is reduce web site access times.
Hardware	*Server*	*Web Security Proxy*	"*Web Security Proxy*" means a device, situated between a client application, such as a web browser, and a real Server, that: (a) intercepts all requests to the real server; (b) authenticates potential users; and (c) denies access to certain computers, URLs and IP addresses.
Hardware	*Server*	*Web Server*	"*Web Server*" means a computing platform that: (a) stores documents and files for use on one or more Internet or intranet websites; and (b) makes such documents and files accessible to users of such websites by providing interfaces between different access protocols.
Hardware	*Server*	*zSeries Server*	"*zSeries Server*" means an IBM computing platform utilizing an operating environment that is based on the z/OS, z(VM), or compatible Operating System, including the CPUs, memory, HMCs, service elements and channel cards.
Hardware	*Service*	*Active Directory aaService*	*"Active Directory aaService"* means the hardware, software and services necessary to run Microsoft Active Directory (AD) for Windows domain networks. AD includes the domain controller function used to authenticate and authorize all users and computers in a Windows domain type network—assigning and enforcing security policies for all computers and installing or updating software. Service includes PKI based AD Certificate Services.
Hardware	*Service*	*Data Center Managed Service*	"*Data Center Managed Service*" means the delivery as a service of the Data Center Elements for the housing and operation of computing, storage, telecommunications, and ancillary equipment. The service includes the building and all Data Center Elements including specialized flooring, cabling, access security, fire detection and suppression, primary and backup power provisioning and distribution and heating, ventilation, and air conditioning. Data Center Managed Service includes the provision of on-site technical support (i.e., "smart hands") as well as escort services to enable Health Net or Health Net's Third Party Supplier authorized access to approriate hardware.
Hardware	*Service*	*Disaster Recovery Management Services*	*"Disaster Recovery Management Services"* means the contracted services for providing Data Center Facility Managed Services and hardware and software to meet specific recovery objectives for a temporary period in case of a disaster.

ScopeModel	Category	Element	Definition
Hardware	*Service*	*Network Services*	"*Network Services*" means services that provide voice data and video connectivity between the client's locations and to its business partners. Network Services is comprised of telecommunications equipment, telecommunications facilities and the people processes and tools required to operate and provide the services. Local, campus, metropolitan and wide area communications facilities are included with the scope of the Network Services.
Hardware	*Service*	*VDI / Citrix aaService*	***"VDI / Citrix aaService"*** means the hardware, software and services necessary to deliver centralized, secure remote access control using the Citrix brand products.
Hardware	*Storage*	*Attached Disk Array*	"*Attached Disk Array*" means a DASD device consisting of two or more disk drives combined in a single unit for increased capacity, speed, and/or fault tolerant operation which may be attached to a SAN.
Hardware	*Storage*	*Automated Tape Library*	"*Automated Tape Library*" means a device that stores, reads and/or writes magnetic tapes used to store data and utilizes automated tape robots, which are mechanical handlers capable of storing multiple pieces of removable media and loading and unloading them from one or more drives in arbitrary order in response to electronic commands. An Automated Tape Library includes the media necessary to provide the required storage and recovery functionality. An Automated Tape Library may be attached to a SAN.
Hardware	*Storage*	*Backup and Recovery (BUR)*	"*Backup and Recovery*" or "*BUR*" means an Appliance or infrastructure solution that performs data backup onto and recovers data from DASD. BUR may be an Appliance or a solution that includes servers, silos, and software.
Hardware	*Storage*	*DASD*	"*DASD*" means a Storage device that allows direct access to data: (a) stores, reads and writes data on on-line magnetic media (e.g., disks); and (b) is accessed directly by a server.
Hardware	*Storage*	*Data Base Logging and Compliance*	"*Data Base Logging and Compliance*" means a device that (1) monitors all database changes, including changes to data structures, (2) monitors the activity of privileged users, and (3) provides compliance reports on all privileged user database activity.
Hardware	*Storage*	*Data Replication*	"*Data Replication*" means the process of sharing data across storage platforms as to ensure consistency between redundant resources. This includes both hardware and software methods.
Hardware	*Storage*	*Direct Attached Storage*	*"Direct Attached Storage"* means digital storage directly attached (i.e., not connected through a network) to a server.
Hardware	*Storage*	*Disk Subsystem*	"*Disk Subsystem*" means DASD that is attached to a LAN instead of directly to a server, has its own network address, is capable of handling multiple network protocols, and is not attached to a SAN.
Hardware	*Storage*	*Internal or Embedded*	"*Internal*" or *"Embedded"* means a DASD device that is located internally within a computing device.
Hardware	*Storage*	*Manual Tape Drive*	"*Manual Tape Drive*" means a device that stores, reads or writes magnetic tapes used to store data, and that requires manual loading and unloading of removable media from one or more drives. A Manual Tape Drive includes the media necessary to provide the required storage and recovery functionality.
Hardware	*Storage*	*Network Attached Storage (NAS)*	"*Network Attached Storage*" or "*NAS*" means a file-level computer data storage connected to a computer network providing data access to heterogeneous network clients.
Hardware	*Storage*	*SAN*	"*SAN*" means a Storage Area Network which is a system for storing data that is composed of SAN switches, frames, connection media, disk array cache and processors, disk controllers, and disk drives.
Hardware	*Storage*	*Tape*	"*Tape*" means a Storage device that: (a) stores, reads and writes data on on-line magnetic media (e.g., magnetic tapes); and (b) is sequentially accessed by a server.
Hardware	*Storage*	*Virtual Tape Appliance*	*"Virtual Tape Appliance"* means a device that provides the capability to emulate tape files on a random access storage device.
Hardware	*Storage*	*Virtual Tape Library (VTL)*	"*Virtual Tape Library" or "VTL*" means a server that temporarily stores data, previously residing on tapes for, use in batch processing, onto attached hard disks. Virtual Tape Library includes the CPU, memory, internal hard disk, related peripherals, KVM cabling and the NIC.
Hardware	*Voice / Video*	*ACD/IVR*	***"ACD"*** (Automate Call Distribution) means a device or system (including applicable software) that distributes incoming calls to a specific group of phones based on customer need, type, and agent skill set and includes the switches and software for the routing strategy. The routing strategy is a rule-based set of instructions that tells the ACD how calls are handled inside the system. ***"IVR"*** (Interactive Voice Response) means a device or system (including applicable software) that allows a caller to interact with a company's host system via a telephone keypad or by speech recognition, after which they can service their own inquiries by following the IVR dialogue and/or information can be captured to pass on to the company agent.
Hardware	*Voice / Video*	*AV Teleconference*	"*AV Teleconference*" means the equipment used to provide group audio and visual presentation and teleconferencing to multiple locations in both conference and/or specialized meeting rooms.
Hardware	*Voice / Video*	*VOIP Solution*	"VOIP Solution" means all the hardware and software implemented by Cognizant under Work Order 1217 (VOIP Project) as an Accelerated Project.
Hardware	*Voice / Video*	*Overhead Paging*	"*Overhead Paging*" means the devices that allow paging through the use of loud speakers within IP telephones.
Hardware	*Voice / Video*	*PBX*	"*PBX*" means a telecommunications server that manages and operates the switches, internal lines, and pooled external lines of a private branch exchange telephone system.
Infrastructure Software	*Applications Development*	*Application Development Tools*	"*Application Development Tools*" means Infrastructure Utility Software the primary purpose of which is to assist in the creation of software programs and programming, such as development environments, compilers, debuggers, and editors.
Infrastructure Software	*Applications Development*	*CASE Tool*	*"CASE Tool"* means Application Development Computer-aided Software Engineering Tools Software that automates methods for designing, documenting, and producing structured computer code in the desired programming language.

ScopeModel	Category	Element	Definition
Infrastructure Software	*Applications Development*	*Compiler/Interpreter*	"*Compiler/Interpreter* " means an Application Development Tool that takes the source code a programmer has written and translates it into object code the computer can understand.
Infrastructure Software	*Applications Development*	*Debugger*	"*Debugger* " means an Application Development Tool used to identify and resolve coding errors (i.e., bugs).
Infrastructure Software	*Applications Development*	*Development Tool*	"*Development Tool* " means an Application Development Tool that assists programmers in designing, creating or documenting computer programs.
Infrastructure Software	*Applications Development*	*Load Test*	"*Load Test* " means an application development tool used to test and determine total capacity at which applications software can operate without failure.
Infrastructure Software	*Applications Development*	*Program Documentation*	"*Program Documentation* " means Infrastructure Utility Software that provides the tools required to develop and maintain documentation, including metadata, about computer programs.
Infrastructure Software	*Applications Development*	*Programming Library*	"*Programming Library* " means an Application Development Tool containing a pre-defined set of functions that are accessed and utilized by another program.
Infrastructure Software	*Applications Development*	*QA*	"*QA* " means an Application Development Tool used to facility quality assurance with respect to code development (i.e., testing tools).
Infrastructure Software	*Applications Development*	*Query/Analysis/OLAP*	"*Query/Analysis/OLAP* " means Infrastructure Utility Software that enables a user to selectively extract, view and report data from different points-of-view.
Infrastructure Software	*Applications Development*	*Runtime Libraries*	"*Runtime Libraries* " means Infrastructure Utility Software or Application Software housed in a special purpose library the primary purpose of which is used by a compiler, to implement functions built into or to extend a programming language, during the runtime (execution) of a computer program.
Infrastructure Software	*Applications Development*	*Source Control*	"*Source Control* " means an Application Development Tool used to manage applications source code under development by multiple developers.
Infrastructure Software	*Applications Development*	*Version Control*	"*Version Control* " means an Application Development Tool used to manage and control correct versions of applications source code under development by multiple developers.
Infrastructure Software	*Business Applications*	*Speech Processing*	"*Speech Processing* " means Infrastructure Utility Software the primary purpose of which is to provide ability to speech-enable business applications.
Infrastructure Software	*Business Applications*	*Standard Collaboration Applications*	"*Standard Collaboration Applications* " means those applications that are on the standard image and used for End User collaboration (e.g., eMail).
Infrastructure Software	*Business Applications*	*Standard Productivity Applications*	"*Standard Productivity Applications* " means those applications that are on the standard image and used for End User productivity (e.g., MS Office).
Infrastructure Software	*DBMS*	*Allbase*	"*Allbase* " means the proprietary DBMS produced by Hewlett Packard.
Infrastructure Software	*DBMS*	*Allbase/SQL*	"*Allbase/SQL* " means the proprietary relational DBMS that conforms to the SQL specification produced by Hewlett Packard.
Infrastructure Software	*DBMS*	*Database Administration*	"*Database Administration* " means Infrastructure Utility Software that configures and controls databases and restructures, backs-up and restores data contained with the database.
Infrastructure Software	*DBMS*	*Database Management Software (DBMS)*	"*Database Management Software* " or "*DBMS* " means software that stores information in a database in an organized manner allowing data to be added, updated, and retrieved as individual items or to be queried in a structured manner. Additionally, a DBMS maintains metadata, which describe the schema or the organization and relationships between the individual data items.
Infrastructure Software	*DBMS*	*Datacom Database*	"*Datacom Database* " means proprietary database software produced by the CA Technologies.
Infrastructure Software	*DBMS*	*DB2 Universal Database (DB2)*	"*DB2 Universal Database* " or "*DB2* " means the proprietary DB2 Universal Database Management System produced by IBM.
Infrastructure Software	*DBMS*	*Informix*	"*Informix* " means proprietary database software produced by the Informix Corporation.
Infrastructure Software	*DBMS*	*Integrated Database Management System (IDMS)*	"*Integrated Database Management System* " or "*IDMS* " means the network DBMS proprietary to CA Technologies.
Infrastructure Software	*DBMS*	*Oracle*	"*Oracle* " means the proprietary DBMS produced by Oracle that implements a relational database management system and that is accessed using the structured query language (SQL).
Infrastructure Software	*DBMS*	*Sybase Database*	"*Sybase Database* " means proprietary database software produced by the Sybase Corporation.
Infrastructure Software	*DBMS*	*UDB*	"*UDB* " means the proprietary IBM UDB (Universal Database) Management System produced by IBM that implements a relational database management system and that is accessed using the structured query language (SQL).
Infrastructure Software	*eMail*	*eMail*	"*eMail* " means Infrastructure Utility Software that manage the distribution of electronic messages, including receipt, delivery, and prioritization.
Infrastructure Software	*eMail*	*eMail Scanning*	"*eMail Scanning* " means a device or software that searches for and quarantines in-bound eMail messages containing potential Spam and viruses.
Infrastructure Software	*Operations*	*Application Enabling Services*	"*Application Enabling Services* " means the utility functions that provide software solutions, processes, and capabilities allowing business applications to interoperate with the infrastructure hardware and software. These are shared services leveraged by multiple applications, business units, or affiliates.
Infrastructure Software	*Operations*	*Application Server (SFTW)*	"*Application Server (SFTW)* " means a software framework that provides an environment where applications can run and allows execution of procedures (programs, routines, scripts) for supporting the delivery of applications. An Application Server behaves like an extended virtual machine for the running of applications, managing connections to the database at one side and connections to a Web client at the other.
Infrastructure Software	*Operations*	*Audit Tool*	"*Audit Tool* " means Infrastructure Utility Software the primary purpose of which is to inspect a computing resource and compare its configuration state to a compliance model and log or report discrepancies.
Infrastructure Software	*Operations*	*Automation*	"*Automation* " means an Infrastructure Utility Software that enables the unattended operation of a computer or of an Application.

ScopeModel	Category	Element	Definition
Infrastructure Software	*Operations*	*Batch Processing Tool*	"*Batch Processing Tool*" means Infrastructure Utility Software that manages and executes a series of non-interactive data processing jobs all at one time.
Infrastructure Software	*Operations*	*Business Process Management*	"*Business Process Management*" means Infrastructure Utility Software the primary purpose of which is to define and operationalize the flow of work through a network of activities or organized tasks to achieve the desired outcome of a business process.
Infrastructure Software	*Operations*	*Certificate Management*	"*Certificate Management*" means Infrastructure Utility Software the primary purpose of which is to manage the certificates required by the Public Key Infrastructure (PKI) environment.
Infrastructure Software	*Operations*	*Chargeback Utility*	"*Chargeback Utility*" means Infrastructure Utility Software the primary purpose of which is to analyze, summarize and allocate resource consumption accounting information for use in recovering the cost of the resources from the user or customer consuming the resources.
Infrastructure Software	*Operations*	*Cluster Utility*	"*Cluster Utility*" means Infrastructure Utility Software that joins together two or more computers to operate jointly or as a cluster.
Infrastructure Software	*Operations*	*Clustering*	"*Clustering*" means Infrastructure Utility Software that is used to couple multiple computer systems so that they, in many respects, appear and operate as a single computer system.
Infrastructure Software	*Operations*	*Compression Tool*	"*Compression Tool*" means Infrastructure Utility Software that reduces the size data files by means of algorithmic analysis, such that the same file can be restored to its original form without minimal or no loss of information.
Infrastructure Software	*Operations*	*Computer Telephony Integration (CTI)*	"*Computer Telephony Integration*" or "*CTI*" means Infrastructure Utility Software that enables increased productivity by utilizing information from the telephone system to automate certain call center processes.
Infrastructure Software	*Operations*	*Configuration Management*	"*Configuration Management*" means the Infrastructure Utility Software (tools or databases) that facilitates the task of tracking, controlling and storing of changes in Configurable Items.
Infrastructure Software	*Operations*	*Connectivity*	"*Connectivity*" means Infrastructure Utility Software that facilitates the transfer of data between servers and other devices, including verifying that the circuit is operational and the devices are compatible, monitoring data transmission, sequencing, and receipt, and correcting transmission errors.
Infrastructure Software	*Operations*	*Content Filter*	"*Content Filter*" means Infrastructure Utility Software that screens or filters content to identify certain types of data (e.g., a spam filter).
Infrastructure Software	*Operations*	*Content Management*	"*Content Management*" means Infrastructure Utility Software that collects, catalogs, stores and serves content destined for use in conjunction with web sites.
Infrastructure Software	*Operations*	*Data Entry*	"*Data Entry*" means Infrastructure Utility Software that provides a configurable means of capturing and validating data entered by an operator at a keyboard.
Infrastructure Software	*Operations*	*Diagnostic Tool*	"*Diagnostic Tool*" means Infrastructure Utility Software that assists operations or development personnel to investigate and perform problem determination and isolation.
Infrastructure Software	*Operations*	*Directory Services*	"*Directory Services*" means Infrastructure Utility Software the primary purpose of which is to provide a shared information repository for locating, managing, administering, and organizing common items and network resources, which may include volumes, folders, files, printers, users, groups, devices, telephone numbers, and other objects.
Infrastructure Software	*Operations*	*Disaster Recovery*	"*Disaster Recovery*" means Infrastructure Utility Software that is used to build and manage Disaster Recovery plans.
Infrastructure Software	*Operations*	*Distributed Computing*	"*Distributed Computing*" means Infrastructure Utility Software the primary purpose of which is to provide a framework for the development and operation of business applications using the client/server model.
Infrastructure Software	*Operations*	*Document Management*	"*Document Management*" means the Infrastructure Utility Software that tracks and stores electronic documents and/or images of paper documents and different versions created by different users (history tracking).
Infrastructure Software	*Operations*	*Editor*	"*Editor*" means Infrastructure Utility Software that allows the viewing and changing of text files.
Infrastructure Software	*Operations*	*ETL Tool*	"*ETL Tool*" means Infrastructure Utility Software the primary purpose of which is to extract data from is place of residence, transform it to meet the needs of the target data store, and load into the target data store.
Infrastructure Software	*Operations*	*Event Management*	"*Event Management*" means Infrastructure Utility Software the primary purpose of which is to detect abnormal operational situations (events), notify designed touchpoints and perform event correlation.
Infrastructure Software	*Operations*	*Fax Output*	"*Fax Output*" means Infrastructure Utility Software that allows facsimile messages to be sent programmatically from a computer.
Infrastructure Software	*Operations*	*File System*	"*File System*" means Infrastructure Utility Software that provides a structure for storing to and retrieving files from direct access storage media.
Infrastructure Software	*Operations*	*File Transfer*	"*File Transfer*" means Infrastructure Utility Software that transmits data files to or from a computer system to one or more other computer systems, generally over telecommunications (e.g., LAN, MAN, WAN) facilities.
Infrastructure Software	*Operations*	*File Utility*	"*File Utility*" means Infrastructure Utility Software that enables the viewing, back-up, restoration, copying, moving or manipulating of data and files.
Infrastructure Software	*Operations*	*Fonts*	"*Fonts*" means Infrastructure Utility Software the primary purpose of which is to provide outline and raster fonts and associated utility programs for use on certain IBM printers.
Infrastructure Software	*Operations*	*FTP/SFTP*	"*FTP/ SFTP*" means Infrastructure Utility Software that is used to transfer data from one computer to another over the Internet, or through a network, including over an encrypted transport.
Infrastructure Software	*Operations*	*Global Resource Serialization*	"*Global Resource Serialization*" means Infrastructure Utility Software that serializes access between computers to shared resources to protect their integrity.
Infrastructure Software	*Operations*	*Help Tool*	"*Help Tool*" means Infrastructure Utility Software that is used to author, maintain and make available information that allows end users to understand how to utilize computer and software systems.

ScopeModel	Category	Element	Definition
Infrastructure Software	*Operations*	*Job Entry/Management*	"*Job Entry/Management*" means Infrastructure Utility Software the primary purpose of which is to provide supplementary job management, data management, and task management functions such as: scheduling, control of job flow, and spooling.
Infrastructure Software	*Operations*	*License Manager*	"*License Manager*" means Infrastructure Utility Software the primary purpose of which is to record license information associated with compliance, audits, and proof of ownership.
Infrastructure Software	*Operations*	*Log Utility*	"*Log Utility*" means Infrastructure Utility Software the primary purpose of which is to provide a mechanism for making and analyzing operational log entries.
Infrastructure Software	*Operations*	*Machine Accounting*	"*Machine Accounting*" means Infrastructure Utility Software that accounts for the usage of a computer and its associated peripheral devices.
Infrastructure Software	*Operations*	*Messaging*	"*Messaging*" means Infrastructure Utility Software that provides a communication mechanism to transmit data messages between applications on different platforms. Messaging is intended to connect different computer systems, diverse geographical locations, and dissimilar IT infrastructures.
Infrastructure Software	*Operations*	*My SQL*	"*My SQL*" means the open source software that implements structured query language (SQL).
Infrastructure Software	*Operations*	*Network Management*	"*Network Management*" means Infrastructure Utility Software that facilitates the monitoring and administration of a computer network including inventory (discovery), configuration, detecting faults, providing alerts, and performance tracking.
Infrastructure Software	*Operations*	*Object Cache*	"*Object Cache*" means Infrastructure Utility Software the primary purpose of which to is cache frequently accessed Java objects in order to improve the performance of e-business applications.
Infrastructure Software	*Operations*	*OL Transaction Processing*	"*OL Transaction Processing*" means Infrastructure Utility Software that facilitates and manages transaction-oriented applications, typically for data entry and retrieval transactions.
Infrastructure Software	*Operations*	*Online Survey*	"*Online Survey*" means Infrastructure Utility Software that is used to author, maintain, distribute and analyze inquiries intended to obtain end user feedback and opinion.
Infrastructure Software	*Operations*	*Output Management*	"*Output Management*" means Infrastructure Utility Software that controls the packaging and distribution of printed reports or maintains a structured repository of reports in electronic form and controls viewing access.
Infrastructure Software	*Operations*	*Password Management*	"*Password Management*" means Infrastructure Utility Software that provides for adding, changing and deleting credentials for access to and entitlements within computing and application systems.
Infrastructure Software	*Operations*	*Patch Management*	"*Patch Management*" means Infrastructure Utility Software that applies software changes to and tracks the current state of software products.
Infrastructure Software	*Operations*	*Performance Management*	"*Performance Management*" means Infrastructure Utility Software that manages (including by allowing users to observe, monitor, measure and improve) the availability and throughput of components of the infrastructure.
Infrastructure Software	*Operations*	*Presentation Management*	"*Presentation Management*" means System Software that locally executes applications on a server and enables remote access to such applications over telecommunications facilities by end users on suitably equipped client devices.
Infrastructure Software	*Operations*	*Presentation Server*	"*Presentation Server*" means System Software that locally executes applications and enables remote access to such applications over telecommunications facilities by end users on suitably equipped devices.
Infrastructure Software	*Operations*	*Protocol Mediation*	"*Protocol Mediation*" means Infrastructure Utility Software that allows two systems employing incompatible data communications protocols to exchange information.
Infrastructure Software	*Operations*	*Remote Control*	"*Remote Control*" means Infrastructure Utility Software that allows one computer system to control the operations of another computer system over a data communications connection.
Infrastructure Software	*Operations*	*Replication*	"*Replication*" means Infrastructure Utility Software that duplicates the data stored in computing platforms.
Infrastructure Software	*Operations*	*Search Utility*	"*Search Utility*" means Infrastructure Utility Software that allows a user to search through an archive of data looking for information with particular contents or characteristics.
Infrastructure Software	*Operations*	*Session Management*	"*Session Management*" means Infrastructure Utility Software that manages and implements the single sign-on of a user to multiple applications on multiple devices.
Infrastructure Software	*Operations*	*Software Distribution*	"*Software Distribution*" means Infrastructure Utility Software that is used to control and transmit software changes to remote computing devices.
Infrastructure Software	*Operations*	*Sort*	"*Sort*" means Infrastructure Utility Software that rearranges the sequence of individual records in data files.
Infrastructure Software	*Operations*	*Storage Management*	"*Storage Management*" means Infrastructure Utility Software that provides monitoring and control of data storage devices, including identification of occupied and available space and its owners.
Infrastructure Software	*Operations*	*System Administration Tools*	**"System Administration Tools"** means Infrastructure Utility Software used by Systems Administrators to install, maintain, monitor and control computer systems or networks.
Infrastructure Software	*Operations*	*System Log Aggregator*	"System Log Aggregator" means an Appliance that assembles the logs from diverse devices into a uniform, normalized format so that coherent and correlated reports and statistics can be produced for a complex heterogeneous computing environment.
Infrastructure Software	*Operations*	*Systems Management*	"*Systems Management*" means Infrastructure Utility Software that provides the ability to monitor, control and report on the computing and network infrastructure. Systems Management includes tools that are used to automate processes, including problem, incident, change, performance, and capacity management.
Infrastructure Software	*Operations*	*Tape Encryption*	"*Tape Encryption*" means hardware or software that encrypts the data within the recording device. The point at which the encryption occurs is dependent upon the underlying technology capabilities.
Infrastructure Software	*Operations*	*Tape Management*	"*Tape Management*" means Infrastructure Utility Software that keeps track of and controls the inventory of tape media and may catalog the contents of selected units of media.

ScopeModel	Category	Element	Definition
Infrastructure Software	*Operations*	*Terminal Emulation*	"*Terminal Emulation* " means Infrastructure Utility Software that allows a computer to perform the functions of keyboard/display device for the purpose of programmatically accessing a computing system with which the keyboard/display device is compatible.
Infrastructure Software	*Operations*	*Time Management*	"*Time Management* " means Infrastructure Utility Software that is used to capture the correct time and date set those parameters of the computing system.
Infrastructure Software	*Operations*	*Time Sharing*	"*Time Sharing* " means Infrastructure Utility Software that enables multiple remote users to access a shared computer system in a session-oriented manner, typically to perform functions such as file editing, remote batch job entry, program development and testing, and individual computing.
Infrastructure Software	*Operations*	*Workload Automation Schedules*	*"Workload Automation Schedules"* means the executable output from job scheduler software that defines workflows and/or job dependencies, automates submission of executions, monitor executions and priorities and/or queues to control the execution order of unrelated jobs.
Infrastructure Software	*Security Management*	*Access Control*	"*Access Control* " means Infrastructure Utility Software that performs authentication of users attempting to access systems and maintains access entitlements to systems.
Infrastructure Software	*Security Management*	*Access Control (Application Level)*	"*Access Control (Application Level)* " means Infrastructure Utility Software that performs authentication of users attempting to access applications and maintains access entitlements to applications.
Infrastructure Software	*Security Management*	*Access Control (System Level)*	"*Access Control (System Level)* " means Infrastructure Utility Software that performs authentication of users attempting to access the O/S and maintains access entitlements to the O/S.
Infrastructure Software	*Security Management*	*Authentication Server*	"*Authentication Server* " means security software that examines and verifies the credentials assigned to network users, servers, and devices prior to allowing access to other network resources.
Infrastructure Software	*Security Management*	*Authentication Service (Application Level)*	"*Authentication Service (Application Level)* " means security software that examines and verifies the credentials assigned to application users, servers, and devices prior to allowing access to other application resources.
Infrastructure Software	*Security Management*	*Authentication Service (System Level)*	"*Authentication Service (System Level)* " means security software that examines and verifies the credentials assigned to network users, servers, and devices prior to allowing access to other network resources.
Infrastructure Software	*Security Management*	*Encryption*	*"Encryption"* means Infrastructure Utility Software or Appliance that encodes data so that it systematically scrambled so that it cannot be read without knowing the decoding key.
Infrastructure Software	*Security Management*	*Encryption (File Level)*	*"Encryption (File Level)"* means Infrastructure Utility Software or Appliance that encodes data at rest so that it systematically scrambled so that it cannot be read without knowing the decoding key.
Infrastructure Software	*Security Management*	*Encryption (Transmission)*	*"Encryption (Transmission)"* means Infrastructure Utility Software or Appliance that encodes data in transit so that it systematically scrambled so that it cannot be read without knowing the decoding key.
Infrastructure Software	*Security Management*	*Forensics*	*"Forensics"* means Infrastructure Software used to conduct network-enabled computer investigations, e-discovery requests, internal investigations, regulatory inquiries, as well as data and compliance auditing.
Infrastructure Software	*Security Management*	*Host Based Intrusion Detection System (Host Based IDS)*	"*Host Based Intrusion Detection System* " or "*Host Based IDS*" means Infrastructure Utility Software that monitors and analyzes user and system configuration and activities to detect unauthorized access attempts to a computer or other attacks designed to adversely affect the performance of the computer.
Infrastructure Software	*Security Management*	*Identity Management*	"*Identity Management* " means the software to provide a broad administrative service that identifies individuals and controls their access to resources by associating their established identity with user rights, entitlements and privileges.
Infrastructure Software	*Security Management*	*Intrusion Detection (Software)*	"*Intrusion Detection (Software)* " means the Infrastructure Utility Software that that monitors and analyzes user and system configuration and activities to detect unauthorized access to a network or other attacks designed to adversely affect the performance of the network or systems.
Infrastructure Software	*Security Management*	*Penetration Testing*	*"Penetration Testing"* means Infrastructure Utility Software used in penetration testing to simulate an attack from malicious outsiders (who do not have an authorized means of accessing the organization's systems) and malicious insiders (who have some level of authorized access).
Infrastructure Software	*Security Management*	*Security Administration*	"*Security Administration* " means Infrastructure Utility Software that allows for the configuration and control of the security apparatus of a computer system or an Application.
Infrastructure Software	*Security Management*	*Security Exits*	"*Security Exits* " mean certain types of Client software that attaches to the security software to allow the behavior of the product to be customized at predefined places or exit points. Exit functions, for example, include issuing messages, accepting or rejecting various programmatic requests, changing or rerouting the processing flow or modifying the default behavior of the security software.
Infrastructure Software	*Security Management*	*Security Monitoring*	*"Security Monitoring"* means Infrastructure Utility Software that enables the detection, managing, handling, registering and recording of security-related breaches and Incidents including intrusion detection and hacking.
Infrastructure Software	*Security Management*	*Virus Detection*	"*Virus Detection* " means Infrastructure Utility Software that monitors for, scans, detects, quarantines and removes viruses. Virus Detection includes virus signature files.
Infrastructure Software	*Security Management*	*Vulnerability Scanning*	"*Vulnerability Scanning* " means a process by which you scan operating systems, databases, applications, networks, etc. to assess security weaknesses to enumerate the vulnerabilities present in one or more targets.
Infrastructure Software	*System Software*	*Access Methods & Drivers*	"*Access Methods & Drivers* " means System Software that supports a particular device (e.g., VTAM, VSAM).
Infrastructure Software	*System Software*	*AIX*	"*AIX*" means the proprietary AIX UNIX Operating System software produced by IBM.

ScopeModel	Category	Element	Definition
Infrastructure Software	*System Software*	*Exits*	"*Exits*" mean certain types of Client software that interfaces with the O/S to allow the behavior of the product to be customized at predefined places or exit points. Exit functions, for example, include issuing messages, accepting or rejecting various programmatic requests, changing or rerouting the processing flow or modifying the default behavior of the O/S.
Infrastructure Software	*System Software*	*Hypervisor*	"*Hypervisor*" means an Operating System that allows the simultaneous operation of multiple instances of the same or different subordinate Operating Systems (e.g., zVM or VMWare).
Infrastructure Software	*System Software*	*Linux (Unix)*	"*Linux (Unix)*" means a computing platform with a central processing unit that implements the instruction sets on various platforms designed to run UNIX and utilizing the Linux or compatible Operating System.
Infrastructure Software	*System Software*	*Linux (x86)*	"*Linux (x86)*" means a computing platform with a central processing unit that implements the x86 instruction set and utilizing the Linux or compatible Operating System.
Infrastructure Software	*System Software*	*MPE*	"*MPE*" means the proprietary MPE Operating System produced by Hewlett Packard.
Infrastructure Software	*System Software*	*NonStop O/S*	"*NonStop O/S*" means the proprietary NonStop Operating System produced by Hewlett Packard.
Infrastructure Software	*System Software*	*Operating System (O/S)*	"*Operating System*" or "*O/S*" means software that is the main control program of a computer device and that manages communication between the hardware and other software, including scheduling tasks, managing storage, and handling communication with peripherals.

EXHIBIT A-1-3

[RESERVED]

EXHIBIT A-1-4

[RESERVED]

EXHIBIT A-1-5

HNFS REQUIREMENTS

***

[Represents 6 pages of material pursuant to a request for confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934 which has been filed separately with the Securities and Exchange Commission]

EXHIBIT A-3
INFORMATION TECHNOLOGY
SOLUTION DESCRIPTION

EXHIBIT A-3
INFORMATION TECHNOLOGY
SOLUTION DESCRIPTION

1. ATTACHMENTS

This Exhibit A-3 (*Solution Description*) is comprised of this cover document and the following Exhibits:

- Exhibit A-3-1 (*Solution Description - ITO Phase I*)
- Exhibit A-3-2 (*Solution Description - ITO Phase II*)
- Exhibit A-3-3 (*Solution Description - BPaaS*)
- Exhibit A-3-4 (*Solution Description - People/Process*)
- Exhibit A-3-5 [Reserved]
- Exhibit A-3-6 (*BPaaS Non-BPaaS Security Solution*)

EXHIBIT A-3-1

SOLUTION DESCRIPTION - ITO PHASE I

Addendum Summary

This document have been updated as per the design changes in the Foundation services due to the Impact of BpaaS and ITO requirement

Section	Use cases	Description
1.1	In-Scope Services	• Updated Network , Server and Storage scope
2.2.1	Datacenter	• Updated Network Hardware configuration details , Tape library details in Secondary DC
2.2.2	Network and Links	• Updated the entire section
2.2.3	Storage & Backup	• Updated the Solution approach section Storage and backup architecture , connectivity overview of VSP and HNAS
2.2.4	Servers/VMs	• Updated the Solution Approach Section Server Reference architecture

1. Scope Definition

1.1 In-Scope Services

Health Net has indicated the scope for the ITO program to include the foundation services such as Datacenter, Servers/VM, Network and Links, Storage and Backup, and tools at Cognizant Data center and Service Towers such as VDI, File share and print, Deskside, Desktop engineering and Database.
For detailed in-scope and out of scope Services, please refer to each Foundation and Service Towers scope definition below.

Foundation Services

Service Towers	Scope
Data center	• Production Datacenter - Centennial Datacenter (DC1) would have approximately 5msec latency from the incumbent Boulder Datacenter • Phoenix, AZ would be the Secondary datacenter (DC2) • Build Cage for Both Datacenters – type will be decided mutually with Health Net physical security team. • Robust Tier 3/4 datacenter facility that follows the TIA-942 standard • SSAE16 certified datacenter • Enough floor space for initial build to support up to 7500 Sq. ft. to accommodate growth in DC1. • Both Datacenters have MPLS connection capability to HN, Health Net Federal Services (HNFS), and Cognizant Technical Services (CTS) • DC1 to have P2P connection with Phoenix, AZ (DC2) *and Boulder DC* • Cisco UCS manager will be used for the Datacenter management and hardware for Cisco blades • Virtualization monitoring using HP OM VSPI (vSphere) • Database monitoring using HP OM DB SPI(SQL DC Monitoring related to VDI) • Event Flow Integration with HP OMi (MOM) • Cloud 360 for Virtual management, performance, capacity, and have a catalog for rapid provisioning

Service Towers	Scope

Network and Links	• Architecture design for WAN, LAN, Security (Firewall, IPS), DCI and Network Management
	• IP address design and allocation planning
	• ITIL process compliance
	• Network infrastructure build at Centennial (DC1) and Phoenix (DC2) Datacenters
	    o Installation and Configuration of Routers, Core/Access Switches, Firewalls, IPS, Load balancers and WAN optimizers
	    o Provisioning and integration of WAN Links

	▪ Health Net Federal MPLS ▪ Health Net Non-federal MPLS ▪ Cognizant MPLS ▪ P2P links between Centennial and Boulder Datacenters ▪ P2P links between Centennial and Phoenix Datacenters o Core and access switch configuration for L3/L2 VLANS, VPC, *VDC,* and failover o Firewall context creation, access rules definition o IPS filtering, policy configurations and failover configuration. o Integrate firewall and IPS logs to existing SIEM collector in Boulder Datacenter o Load balancer context creation, VIP and failover configurations o *Riverbed WAN optimization services for the Health Net sites as supported by the remote sites* o High level and low level design • Design documentation for all the network components. • Provisioning of Cognizant datacenter network devices, monitoring and management • ITIL process compliance • Network administration services • Performance monitoring, management and optimization • IMAC, physical network environment services • Cabling and wiring services in both Datacenters • WAN circuit provisioning and administration • Reporting, analytics and documentation • Cisco Prime DCNM (Datacenter Network Management) tool • *Cisco* NAM *tool* • HP Network Node Manager and iSPI for Datacenter network monitoring tool • Cisco Security manager tool for firewall monitoring and management • Riverbed 's management tool for monitoring and management • *Load balancer management tool* • HP Operation Manager (Manager of Manager - MOM), tool for event management • Service Health Reporter – report overall monitoring of HPOM and HPNNM

Service Towers	Scope
Storage and Backup	**Storage** • Build the storage infrastructure in both Datacenters • Have Data replication capability for Centennial, and Phoenix DC with VSP and HNAS • SAN provisioning , monitoring and management for both storage and

Service Towers	Scope

	backup
	• ITIL process compliance
	• Support for VSAN/partitioning, NPIV
	• Storage array and NAS provisioning, monitoring and management
	• Capability for HNAS replication between DC1 and DC2
	• Data at rest encryption
	• Design documentation for the storage environment
	• VSP for VDI and Server storage
	• HNAS controllers to manage VDI storage pool
	• HCP/HUS storage for File
	• Hitachi command suite tools:
	  o Device manager
	  o Tuning manager
	  o Command Director
	  o Tiered Storage manager
	  o Dynamic provisioning
	
	Backup
	• Support encrypted backups for the following platforms:
	  o Window, Linux, UNIX, physical and virtual host
	  o Databases: Oracle, Microsoft SQL Server, MySQL, Rdb, DB2
	• NDMP backups of NAS storage
	• Backup policy and schedule creation, modification and management
	• ITIL process compliance
	• Backup monitoring, failure reporting and resolution
	• Capacity planning for the backup environment
	• Data recovery (ad-hoc and as part of a scheduled DR test)
	• Sepaton (Delta View) – monitoring of backup disc library
	• Spectra logic – monitoring of backup tape library
	• Symantec NetBackup
	▪ Design documentation for the Backup environment

Service Towers	Scope

Server/VM	• Assets
	  o Primary Datacenter: 106 Physical Blade servers, 2 Rack Servers
	  o Secondary Datacenter: 11 Physical blade servers, 1 Rack Server
	  o Remote Locations: 33 rack servers
	• OS licenses for Net-New Servers
	• Build services for Net-New servers in the primary and secondary datacenters
	• ITIL process compliance
	• Run services
	  o Server provisioning, monitoring and management for net new servers in Cognizant Datacenters

	o Performance and capacity management o Patching and upgrades management o Asset refresh and disposal • Support Non-Disruptive upgrades for UCS • Support vSphere replication for purpose of DR • Server provisioning, monitoring and management for new servers in Datacenter and Health Net remote sites • Issue resolution • Security management • Audit and compliance reporting • Servers and VMs will be monitored using proposed HP Operations manager solution and Cloud 360 • Cisco UCS manager tool for hardware monitoring • HP OMW and VSphere SPI monitoring tools for Servers/VM • Microsoft OEM tool for image management • Manage Engine Asset Explorer for asset management • Cloud 360 will be used for managing the cloud environment • Service Catalog will be developed in Cloud 360, and will be modified over time as Health Net needs changes • Performance Manager tool for OS data collection • Design documentation for the Server/VM environment

Service Towers	Scope
Monitoring Tools	• Design , Implementation and steady state support o HP Operation Manager Window (1 each for Federal and Non-federal) -servers o Virtualization monitoring using HP OM VSPI (VSphere) o Database monitoring using HP OM DB SPI(SQL DC Monitoring related to VDI) o Performance Manager tool o HP Network Node Manager and iSPI o Service Health Reporter for reporting overall monitoring HPOM and HPNNM o HP Operation Manager (Manager of Manager – MOM) o Manage Engine Asset Explorer for asset management o Event Flow Integration with HP OMi (MOM) o HP OMW Federal and Non-federal o HP NNMi o Hitachi Tuning Manager o Sepaton (Delta View manager) o Spectra logic o Citrix EdgeSight o Cisco UCS manager o Cisco Prime DCNM (Datacenter Network Management) o Cloud 360

Service Towers	Scope
	o Symantec NetBackup o Management software for IPS(Intrusion Prevention system) o Cisco security management tool • Leverage the exiting tools to support the Health Net hosted database environment in boulder DC o Oracle enterprise manager cloud control 12c to monitor database o MS SQL IDERA and ITcam for SQL monitoring and management o Lite speed and SSMS tools for MS SQL backup o RMAN and TSM for Oracle databases o Oracle utility RMU based backup for Rdb

Service Towers	Scope
VDI	• Citrix XenDesktop-7.5 with PVS o Planning, design, build and steady state support services for VDI o Initial build will be 5300 VDIs • Citrix XenApp 5 for legacy application o Design , Build and steady state support • Monitoring and management of VDIs • DR solution – 5% of 5300 VDI's (200 Non-persistent and 60 Persistent) Performance Manager tool for VM data collection • Citrix EdgeSight for Citrix monitoring • SCCM for software distribution /patching • MS OEM tools for image management • Design documentation for VDI

Service Towers	Scope
File Share and Print	**File share** • Planning, design, build and steady state support • IMAC and physical environment services • Centralization of files including MS Access Databases • Host and support Image backup with both image and file restoration • Host and support file performance reports • Migrate about 75000 MS Access Database into the new File/Print architecture • Migrate data from each of the remote sites into a local HDI appliance • Antivirus scanning • Provide encryption at rest • High available design with DR incorporated to support tapeless backups • Design documentation for File share

Service Towers	Scope
	• Utilize HCP/HUS/HDI infrastructure to support File share • Hitachi command suite tools for monitoring and management • Hitachi File Systems Manager tool for HDI event management **Print** • Plan, design, build and steady state support • IMAC and physical environment services • Migrate about 941 printers / print queues in the existing environment • Design documentation for print o Print settings needs to be retained • High availability for print servers • HP OMW tool for monitoring Print service (spooler) and servers

Service Towers	Scope

Database	• Support and administration of database (Oracle, MS SQL, MySQL and Rdb DB2) hosted in all Health Net's environments
	• License compliance
	• ITIL process compliance
	• Security management
	• Patch management
	• Performance tuning and configuration management
	• Capacity Management
	• Maintain and Administration of ASM and its Disk-groups
	• Backup and recovery of the databases
	• Federal resources will be provided for HNFS activities
	• Database design and engineering services
	  o Database/Instance - creation, validation, testing, support and upgrade
	• Database consulting services to the Application team
	• Performance Manager tool for Database data collection
	• Design documentation on Database
	• Leverage the exiting tools to support the Health Net hosted database environment in boulder DC
	  o Oracle enterprise manager cloud control 12c to monitor database
	  o MS SQL IDERA and ITcam for SQL monitoring and management
	  o Lite speed and SSMS tools for MS SQL backup
	  o RMAN and TSM for Oracle databases
	  o Oracle utility RMU based backup for Rdb

Service Towers	Scope
Desk side	• Define services and standards for supporting the desktop/laptop and

Service Towers	Scope
	end user capabilities • Support for desktop/laptop/Thin Client/VDI standard configurations • Installations, removals, decommissions and break –fix of desktops/laptop • ITIL process compliance Resources • Support services for Application Packaging, Software distribution, Patch Deployment, Image Management • Resolution of issues connecting/printing or mapping to networked printers on workstations • Assist remote access users with accessing a variety of applications at various locations • Support and troubleshoot users in manual installation of approved applications as requested • Design documentation on Desk side • Vendor co-ordination • Lease refresh program • MS OEM tools for image management • Flexera Admin Studio for Application packaging • SCCM 2012 tool for Software distribution/patching • Symantec Altiris for EUC (desktop/laptop) asset lifecycle management • Facilitating End User computing asset disposal

Service Towers	Scope
Desktop Engineering	• Planning, design, build and Steady state support of SCCM 2012 environment • Migration of SCCM 2007 to SCCM 2012 • Perform assessment on SCCM 2007 environment • Integration of WSUS with SCCM 2012 for Microsoft updates and synchronization for patching • Migrate Advertisements, Collections, Packages from SCCM 2007 to SCCM 2012 • Roles and Policy configuration • Pre-Stage Distribution Points • Package Conversion and Steady State Support services for Application packaging, testing, patch deployment and image management • Software distribution, Patch deployment and Image management for Desktop , VDI and servers (printer servers and servers) • Define services and standards for supporting desktops/laptops • SCCM administration and support • HP OMW for monitoring availability of SCCM services and servers

Note: Activities not explicitly called out as 'In Scope' is considered as out of scope

Security Controls

Service Towers	Scope

Security Management & Compliance	• Training & Security Awareness Sessions for all associates associated to the Health Net Account
	  o Cognizant Security Trainings
	  o Health Net Commercial - Security Trainings
	  o Health Net Federal Services – Security Trainings
	• Defining , Adopting, Monitoring and Reporting all security controls that relates to
	  o Desktop , Laptop and VDI
	  o Database
	  o Network
	  o Datacenter & Delivery Centers (Onsite & Offshore)
	    ▪ Physical Security
	    ▪ Logical Security
	  o Servers (Windows & Unix)
	• Adopting, Monitoring and Reporting all SOX Compliance Controls
	• Supporting Vulnerability Assessment & Remediation's
	• Supporting all Audit Requirements
	• Defining Password Vault Policy Services and/or Tools
	• Performing Required Security Patching for Operating Systems and COTS products.

Note: *Detailed Security control design documents will be provided by Cognizant within 60 days of the start date of transition*

1.2 Out-of-Scope and Scope Exclusions

Note: Out of scope items listed are only scope exclusions for ITO Phase 1. Scope Model document "Ex A-1" defines the Cognizant responsibility for Phase 2 and Phase 3.

- **Antivirus support**
  Antivirus file detection, quick patches, vulnerability scanning, updates for Antivirus software
- **Network and Links**
  Implementation, configuration and documentation of network devices including Riverbeds at Health Net Boulder datacenter and at any Health Net remote branch offices, except 11 locations under new implementation scope for Riverbed, along with Centennial and Phoenix Datacenters
- **Incumbent Datacenter services**
  - Any implementation, configuration and documentation within the Boulder DC and Health Net remote branch offices.
  - No Internet connectivity service from Centennial DC and Phoenix DC
- **Database (hosted in Boulder DC)**

- DB Hardware Provisioning and Support – Infrastructure management service like Server , Storage , backup support in Boulder DC
- Server performance management
- Server capacity management in Boulder DC
- Tape procurement / Tape inventory / Tape management in Boulder DC

- **Desk-side Services**
  - Mobile device management
  - End user Computing asset procurement
  - End user Computing asset disposal
  - McAfee ePO- Antivirus, Encryption, HIPS, DLP Policy update and management
- **Desktop engineering**
  - Support and Management of non-windows devices or windows workstations not part of the Health Net domain
- **Server/VM**
- vCenter Operations Manager for detailed Virtualization management with the use of Cloud 360**Asset**
  - Software licenses for MS SQL, VDI, Desktop OS Windows 7, Citrix Xen Desktop, Desktop engineering SCCM 2012, VMware enterprise plus, etc. (Licenses will be provided by Health Net)
  - All infrastructure assets and licensing will be a cost to Health Net
  - Procurement of laptop/desktop/printers/telephones/fax
- **Third Party Services**
  - Offsite Storage of Tapes is not part of the scope. Cognizant will piggy back on existing Health Net's contract and agreement across both data centers

2. Solution Description

2.1 Cognizant's solution approach and strategy

Cognizant's services model is based on the following:

- Leveraging understandings and learning from the ongoing AO services
- Cognizant will provide the monitoring tools defined as part of in-scope
- Right shoring of services to meet Federal and Non-federal requirement
- Cognizant will follow the ITIL v3 processes on end to end ownership of tickets – Periodic, consistent and clear proactive client communications until tickets are closed.
- Cognizant will use the following security practices and processes for Onsite, offshore and on-call support:
  - All of the Cognizant resources working offshore will not be provided access to the Cognizant's customer environments
  - As we follow in AO and BPO contracts, all ITO resources that are supporting Health Net will be working out of Health Net approved Offshore Delivery Center (ODC) locations, in a clean room
  - All ODCs that are used to support Health Net are audited for Physical security and they undergo Cognizant internal auditing and also go through SSAE 16 audits.

- o Onsite Resource Access: All of the onsite resources will access Health Net Environment through Health Net approved devices
- o All Cognizant devices are secured by McAfee toolsets for Encryption and for Email/Web access restrictions
- o Employee Termination: As per process establish in the account, we submit ISR to delete CID the day associate leave if it is immediate relieving or if it is planned release we submit ISR ahead of time to ensure successful deletion of the Cognizant resource's CID

- Under the new agreement Cognizant team will be providing support in managing remediation and incident responses that are required to address any security incident. Security Solution documentation will cover the team structure along with the roles and responsibilities
- Cognizant will be working with Health Net to define the Security Vault Requirements and such security requirement solution will be implemented within Health Net Environment and at no time will be implemented within Cognizant Environment. Our resource model for this engagement is dedicated for Health Net, hence our resource will first access the Cognizant/Health Net environment and they will be having access to Password Vault Services. To define the process and toolset for this, Cognizant team will understand existing policy and procedure from Health Net and/or IBM and will work with Health Net to develop solution and with proper controls that meets SOX compliance and any other compliance needs.

Cognizant's engagement partnership will comprise of the following three major pillars:


Health Net
Cognizant
Infrastructure Build
• Setting up 2 datacenters i.e. primary DC in Denver which is in close proximity to Boulder DC and secondary DC in Phoenix
• Design & Build scalable, reliable virtual infrastructure in both the DCs
• Build VDI, SCCM, File share & print service environment
• Build Scalable, reliable virtual desktop environment
• Build Enterprise class Tooling environment
• Upgrade of MS SQL databases post service transition
Service Transition
• Phased Migration approach for VDI
• Phased transition of Database, Desktop engineering service, File & print services
• Support of MS SQL databases post upgrade
• Transition Plan with risk mitigated plan to Health Net's Business
• Federal and non-federal resources will be engaged during KT.
• During the of end KT, Cognizant will prepare the deliverables such as runbooks, Infrastructure overview, KT Score card, Knowledge repository, detailed technical documentation.
Managed Services
• Server, Storage & Backup, Desktop Engineering, Database, Network, Deskside Support, Tools, VDI, File Share & Print services
• Leverage the existing Governance with Health Net
• Adhering to the SLAs/KPIs jointly decided by Health Net & Cognizant
• Daily Dashboard for reporting
• Global delivery model providing 24x7 support with on-call
• Segregation of Federal and non-federal resourcing based on use-cases

2.2 Foundation Services

The Foundation services are the core services which include the complete Greenfield set-up of the Datacenters. Cognizant proposes to build the primary Datacenter at Centennial while the secondary Datacenter will be at Phoenix.

2.2.1 Datacenter

2.2.1.1 Highlights of scope validation workshop

The table below highlights the scope outlined after the scope validation workshop

Description	Pre scope validation workshop	Post scope validation workshop
Design Considerations	• DC1 - 96 Cisco UCS (Unified Computing Systems) manager Blades • DC2 - 19 Cisco UCS (Unified Computing Systems) manager Blades	• DC1 - 106 Cisco UCS (Unified Computing Systems) manager Blades • DC2 - 11 Cisco UCS (Unified Computing Systems) manager Blades
	• DC1 12 chassis for blade servers, 2 network racks, 2 cable, 4 storage and 2 for tape, 1 for Sepaton • DC2 2 chassis for blade servers, 2 network racks, 2 storage, 1 for tape, 1 cable , 1 for Sepaton	• DC1-14 chassis for blade servers, 2 network racks, 2 HNAS/HDI , 2 cable, 4 storage and 2 tape, 1 for Sepaton, and built in space for expansion • DC2 -2 chassis (1 Rack) for blade servers, 2 network racks, 2 storage and 1 for tape,1 for Sepaton , 1 HNAS/HDI , 1 cable, and built in space for expansion
	• 42 Cisco C220 rack servers	• 36 Cisco C220 rack servers
	• 400 Sq. ft. space in the Datacenter	• 600 to 700 Sq. ft. space in the Datacenter, to include reserve space for future expansion of devices like Hitachi VSP Storage and of blade servers.
	• Solution had HUR for Storage replication, and SRM	• HUR capable added Sepaton replication license. Will have HNAS and vSphere replication if needed, will determine during the detail design.
	• No reserved space for expansion	• Created reserved space for Sepaton, VSP, and spectra logic for expansion

2.2.1.2 Solution Approach

Cognizant will setup two datacenters to meet Health Net's initiatives. For the Primary Datacenter (DC1), Cognizant will use our Partner Latisys to deliver the DC1 facility. For the Secondary Datacenter (DC2), Cognizant will utilize space in its Datacenter in Phoenix (Cyrus One facility).

Primary Datacenter (DC1) - Centennial DC

DC1 will be located in Centennial at the Latisys facility. This facility has an estimated space of 600 to 700 Sq. ft. This section provides infrastructure details for DC1 facility.

Blade Servers:

Blade Server Model	Hardware Configuration
5108 chassis (x 14)	• Per Chassis (H x W X D) – 6RU: 10.5 x 17.5 x 32 Power (Per Chassis) - 4 2500 W capacity, 200v -240v, 50 to 60 HZ single-phase
6296 Cisco Switch (x 2)	• (H X W x D) – 3.44 x 17.3 x29.5 • Power – 750 W

The diagram below depicts the rack details for the following UCS blade:

- VDI will have 11 Chassis (3 slots open, and space for another chassis)
- Cloud will have 2 chassis (No open slots, but space for another chassis)
- *Management will use 1 Chassis (4 open slots)

**Note - With the flexibility of the Cisco Chassis we can utilize all the slots to accommodate different workloads. (E.g. The 4 open slots in the management chassis could be used for Cloud or VDI if needed. For the open rack space, the same rule applies but it will be dependent on DC review to make sure we have enough power and the rack can support more weight.)*


DC1 Centennial
Management
VDI
VDI
VDI
VDI
Virtual
Private Cloud

Figure: Centennial DC

Rack Components

Rack Server Model	Hardware Configuration
Cisco C220 (x2)	• (H x W x D) - 1RU: 1.7 x 16.9 x 28.5 in. (4.32 x 43 x 72.4 cm) • Power – 90 to 264 VAC self-ranging, 100 to 120 VAC nominal and 200 to 240 VAC nominal • AC input frequency Range: 47 to 63 Hz (single phase, 50 to 60 Hz nominal) • Maximum AC input current 6.0 A peak at 100 VAC 3.0 A peak at 208 VAC • Maximum AC inrush current 11 A • Maximum output power for each power supply 450 W

Server - Rack mounted

The diagram below depicts Network connectivity for the rack server


Network Mgmt
NIC 1
5596
NIC 2
5596

Figure: Network Connectivity

Storage Hitachi VSP/HCP:

Model	Hardware Configuration
Hitachi VSP	• VSP 4 19" racks , will need space on both the left and right side • (H x W x D)- 78.9 x 24 x 43.3 (x4, plus 1 space to left and right) • Power – Each rack requires 4 L6-30 connections 208V for a total of 16
HCP/HUS150	• HCP 1 19" rack, will need open space to right for expansion • (H x W x D)- Universal Rack 600x1200x2010 mm (WxDxH) 42U • Power - PDU 0RU 22xC13 1Phase 208V 30A NEMA L6-30P (x4)


HCP

Figure: Hitachi VSP/HCP

Hitachi Storage (HCP) Storage Sepaton:

Model	Hardware Configuration
Sepaton	• 1 rack , standard 19" rack will need 1 space for expansion • (W x D) – 24 x 40 • Power - 120/208 VAC - 3 phase, 30A/phase (3P+PE)



Figure: Storage Sepaton

Storage Spectra Logic: Hardware Configuration

Consists of a base and an extended rack, not traditional size, will need up to 6 free spaces to the right (facing the product) for future growth

- (W x D) – 29 x 43.25, see page 19 of the document below for details (not standard size)
- Power - NEMA L6-20P, male or NEMA L6-30P, male IEC 60320-C19, female



Figure: Spectra Logic

Storage HNAS/NetBackup/HDI Configuration Details: 2 racks

Model	Hardware Configuration
HNAS (x2), 4080	• (H x W x D) – 3U:5.1 x 19 x 32.2 • Power - requires 2 110 Power connections Management Switch requires 2 110V
HDI (x4 two sets of 2)	• Per cluster (H x W x D) - 2U: 3.3 x 19 x 30.3 • Per cluster Power - requires 4 110 Power connections
NetBackup (4 boxes 3- Non-federal , 1 - Federal)	• Each appliance (W x D) – 2U:17.3 x 27 • Power - 100 to 127, 200 to 240, Amps: 7 (100V to 127V), 3.5 (200V to 240V) L6 -30P

Network

This section provides configuration details for all the network devices used in the Centennial DC.

Model	Hardware Configuration
Nexus 5596	• (H x W x D) – 2U: 3.47 x 17.3 x 29.5 in • Power - 100 to 240 VAC and operating power 970 W
ASR 1004	• (H x W x D) – 4U: 7x17.2x18.2 in • Power - 120 to 240V and operating power 960 W
ASA 5585	• (H x W x D) – 2U: 3.5 x 19 x 26.5 in. • Power - 120 to 240V, Amps: 12A and operating power 800 W
F5 5200V	• (H x W x D) – 1U:1.75 x 17 x 21 in. • Power – single supply 120 V and operating power 400 W
Riverbed 7055	• (H x W x D) – 2U:3.43 x 17.2 x 25.4 in. • Power – dual power supply and operating power 420 W
McAfee IPS	• (H x W x D) –2U:3.5 x 16.75 x 30 in. • Power – dual power supply and operating power 450 W
Nexus 2232	• (H x W x D) – 1RU: 1.72 x 17.3 x 17.7 in. • Power – input operating 270W and output power 400W
Avocent 6048 console server	• (H x W x D) – 1RU : 1.75 x 17.250 x 9.5 in. • Power – 110 to 240VAC
ASR 1006	• (H x W x D) – 6RU : 10.5 x 17.2 x 18.15 in. • Power – 110 to 240VAC and operating power 1700W
NAM2320	• (H x W x D) – 2RU : 3.4 x 17.5 x 28.0 in. • Power – 650 W
Nexus 7710	• (H x W x D) – 14RU: 24.35 x 17.3 x 34 in. • Power: 110 to 240 VAC and operating power 3-kW
Cisco 4506-E	• (H x W x D) – 10RU: 17.38 x 17.31 x 12.50 in. • Dual Power -2000 W
MDS 9513	• (H x W x D) - 14RU: 24.5 x 17.37 x 28.0 in. • Power – 100 to 240VAC , 3.6KW
MDS 9250i	• (H x W x D) - 2RU: 3.84 x 17.22 x 21.4 in. • Power – 100 to 240VAC , power supply 300W

Model	Hardware Configuration
Riverbed 1555	• (H x W x D) – 1U: 1.71 x 17.2 x 25.4 in. • Power – dual power supply and operating power 175 W

The diagram below depicts the network components in the rack


Rack 1
Used RU : 38
Free RU : 4
Total RU : 42
Rack 2
Used RU : 15
Free RU : 27
Total RU : 42
Rack 3
Used RU : 38
Free RU : 4
Total RU : 42
Rack 4
Used RU : 15
Free RU : 27
Total RU : 42
Cable Manager
Cable Manager
FI 6296UP RU:2 P
ASR1006 : RU6 : P:
Nexus 2232 1 RU: 1 P:
Macfee 6050 RU:2 P
Riverbed : 7055 RU 2 : P
F5: IP 5x00 RU:1 P:
ASR1004 RU:4U P:
Nexus 5596 - RU 2 - KW 230
Cable Manger
Cable Manager
Nexus:7710 RU:14 P:2896W
Cisco 9250i RU:2 p:
Avocent ACE 6000 (1RU)
4506 : RU 10 : P :
Page Name : Centennial P1
Page : 1

Figure: Updated Rack Details of Network Components

Overall Layout DC1:

This section describes datacenter floor layout. The space is broken into functional areas consisting of Core Network, Network services, Tape Library, SAN Storage, UCS blade compute and management / SCCM compute. The initial build-out will include the Core Network, Network Services and a mix of standard compute, Standalone, SAN Storage and tape library functional areas. The remaining space will be reserved for future growth and developed as required.

- **Core Network:** Contains the core routers, WAN edge, carrier devices, network fibre backbone and network copper cabling infrastructure, etc.
- **Network Services:** Contains the SAN Switches, and SAN fibre cabling infrastructure
- **Tape Library:** Contains Automated Tape Library units
- **SAN Storage:** Contains Storage Arrays (HNAS, SAN), Sepaton , HCP/HDI
- **Standard / standalone Compute:** Contains standard servers (blades and rack)

- **Cage:** Physical Cage around racks is as per standard recommended by Industrial security team
  - o Raise floor to the ceiling cage or standard wall height with cap on top of the cage. As per the Centennial DC setup, there are motion sensors below the raised floor
  - o Enable security control at cage level instead of rack level
  - o Security will consist of cameras, notification setup at cage door when someone opens the door. This is the standard recommendation by the industrial security team being used in Health Net MRI rooms.
- **Power requirement** :

Centennial DC - 700 Sq. ft.		
Racks	**Power/Rack (Kw)**	**Total Power (Kw)**
19	**8.72**	**165.7**

The following figure depicts DC1 – Rack layout


Mgmt Rack
VDI Blades
Private Cloud Blades
Cabling Cabinet
Storage w2 2 reserved spots one on each side.
Network
1 Chassis
3 Chassis 2 6296
3 Chassis
3 Chassis
2 Chassis 1 space open for a 5108
2 Chassis 1 space open for a 5108
Cable Cabinet
Reserved
Used
Used
Used
Used
Reserved
Network
D2D
Mic Equipment HNAS, HDI, NBU
Cabling Cabinet
Tape Library
Sepaton
Sepaton Reserver
HNAS/HDI/ NBU
HNAS/HDI/ NBU
HCP
HCP Reserved
Cable Cabinet
Spectra Logic Base
Extended Cabinet
One Reserved spot

Figure: Rack Layout-DC1

Secondary Datacenter (DC2) – Phoenix DC

Server Blades:

Model	Hardware Configuration
Cisco - 5108 chassis (x 2)	• Per Chassis (H x W X D) – 6RU: 10.5 x 17.5 x 32 • Power (Per Chassis) - Four 2500 W output, 200v -240, 50 to 60 HZ single-phase
6296 Cisco Switch (x 2)	• (H X W x D) – 3.44 x 17.3 x29.5 • Power – 750 W


DC2 (VDI and Cloud, 1 rack front and back)
Front View
Back view

Figure: Blade View

Rack mounted Server Configuration

Model	Hardware Configuration
Cisco C220 (x1)	• (H x W x D) - 1RU: 1.7 x 16.9 x 28.5 in. (4.32 x 43 x 72.4 cm) • Power – 90 to 264 VAC self-ranging, 100 to 120 VAC nominal and 200 to 240 VAC nominal • AC input frequency Range: 47 to 63 Hz (single phase, 50 to 60 Hz nominal) • Maximum AC input current 6.0 A peak at 100 VAC 3.0 A peak at 208 VAC • Maximum AC inrush current 11 A • Maximum output power for each power supply 450 W

The diagram below depicts the network connectivity of Rack server


Network Mgmt
NIC 1
NIC 2
5596
5596

Figure: Network Connectivity for Rack Server in DC2

Storage VSP/HCP:

Model	Hardware Configuration
Hitachi VSP	• VSP 3 19" racks , will need space on both the left and right side • (H x W x D)- 78.9 x 24 x 43.3 (x4, plus 1 space to left and right) • Power – Each rack requires 4 L6-30 connections 208V for a total of 16
HCP/HUS150	• HCP 1 19" rack, will need open space to right for expansion • (H x W x D)- Minkels Universal Rack 600x1200x2010 mm (WxDxH) 42U • Power - PDU 0RU 22xC13 1Phase 208V 30A NEMA L6-30P (x4)


HCP

Figure: Hitachi Storage (HCP)

Storage Sepaton:

Model	Hardware Configuration
Sepaton	• 1 rack, standard 19" rack will need 1 space for expansion • (W x D) – 24 x 40 Power - 120/208 VAC - 3 phase, 30A/phase (3P+PE)



Figure: Storage Sepaton

Storage Spectra Logic T950:

Model	Hardware Configuration
Spectra Logic T950	• Consists of a base and an extended rack, not traditional size, will need up to 6 free spaces to the right (facing the product) for future growth • (W x D) – 29 x 43.25, see page 19 of the below document for details • Power - NEMA L6-20P, male or NEMA L6-30P, male IEC 60320-C19, female



Figure: Spectra Logic Storage Device

Storage HNAS/NetBackup/HDI:

Model	Hardware Configuration
HNAS (x2), 4060	• (H x W x D) – 3U:5.1 x 19 x 32.2 • Power - requires 2 110 Power connections management

Model	Hardware Configuration
	switch requires 2 110V
HDI (single HDI)	• (H x W x D) - 2U: 3.3 x 19 x 30.3 • Power - requires 2 110 power connections
NetBackup (3 boxes, 2 - Non-federal and 1 - federal)	• Each appliance (W x D) – 2U:17.3 x 27 • Power - 100 to 127, 200 to 240, Amps: 7 (100V to 127V), 3.5 (200V to 240V) L6 -30P

Network Environment

Model	Hardware Configuration
Nexus 5596	• *(H x W x D) – 2U: 3.47 x 17.3 x 29.5 in* • *Power - 100 to 240 VAC and operating power 970 W*
ASR 1004	• *(H x W x D) – 4U: 7x17.2x18.2 in* • *Power - 120 to 240V and operating power 960 W*
ASA 5585	• *(H x W x D) – 2U: 3.5 x 19 x 26.5 in.* • *Power - 120 to 240V, Amps: 12A and operating power 800 W*
F5 5200V	• *(H x W x D) – 1U:1.75 x 17 x 21 in.* • *Power – single supply 120 V and operating power 400 W*
Riverbed 7055	• *(H x W x D) – 2U:3.43 x 17.2 x 25.4 in.* • *Power – dual power supply and operating power 420 W*
McAfee IPS	• *(H x W x D) –2U:3.5 x 16.75 x 30 in.* • *Power – dual power supply and operating power 450 W*
Nexus 2232	• *(H x W x D) – 1RU: 1.72 x 17.3 x 17.7 in.* • *Power – input operating 270W and output power 400W*
Avocent 6048 console server	• *(H x W x D) – 1RU : 1.75 x 17.250 x 9.5 in.* • *Power – 110 to 240VAC*
ASR 1006	• *(H x W x D) – 6RU : 10.5 x 17.2 x 18.15 in.* • *Power – 110 to 240VAC and operating power 1700W*
NAM2320	• *(H x W x D) – 2RU : 3.4 x 17.5 x 28.0 in.* • *Power – 650 W*
Nexus 7710	• *(H x W x D) – 14RU: 24.35 x 17.3 x 34 in.* • *Power: 110 to 240 VAC and operating power 3-kW*
Cisco 4506-E	• *(H x W x D) – 10RU: 17.38 x 17.31 x 12.50 in.* • *Dual Power -2000 W*
MDS 9513	• *(H x W x D) - 14RU: 24.5 x 17.37 x 28.0 in.* • *Power – 100 to 240VAC , 3.6KW*
MDS 9250i	• *(H x W x D) - 2RU: 3.84 x 17.22 x 21.4 in.* • *Power – 100 to 240VAC , power supply 300W*
Riverbed 1555	• *(H x W x D) – 1U: 1.71 x 17.2 x 25.4 in.* • *Power – dual power supply and operating power 175 W*

The diagram below depicts the network components in the rack


Rack 1
Used RU : 38
Free RU : 4
Total RU : 42
Rack 2
Used RU : 15
Free RU : 27
Total RU : 42
Rack 3
Used RU : 38
Free RU : 4
Total RU : 42
Rack 4
Used RU : 15
Free RU : 27
Total RU : 42
Cable Manager
Cable Manager
FI 6296UP RU:2 P
ASR1006 : RU6 : P:
Nexus 2232 1 RU: 1 P:
Macfee 6050 RU 2 P
Riverbed : 7055 RU 2 : P
F5: IP 5x00 RU:1 P:
ASR1004 RU:4U P:
Nexus 5596 - RU 2 - KW 230
Cable Manger
Cable Manager
Nexus:7710 RU:14 P:2896W
Cisco 9250i RU:2 p:
Avocent ACE 6000 (1RU)
4506 : RU 10 : P :
Page Name : Phoenix P1
Page : 1

Figure: Rack Details of Network Components in DC2

DC2 - Overall layout

This section describes data center floor layout. The space is broken into functional areas consisting of Core network, Network services, Tape library, SAN Storage, UCS compute blade, management and SCCM Compute. The initial build-out will include the Core network, Network services and a mix of standard compute, Standalone SAN Storage, and Tape library functional areas. The remaining space will be reserved for future growth and developed as required.

- **Core network:** Contains the core routers, WAN edge, carrier devices, network Fiber backbone and network copper cabling infrastructure etc.
- **Network services:** Contains the SAN Switches, and SAN Fiber cabling infrastructure
- **Tape library:** Contains Automated Tape Library units
- **SAN Storage:** Contains Storage Arrays (HNAS, SAN), Sepaton , HCP/HDI
- **Standard / Standalone compute:** Contains standard servers (blades and rack)
- **Cage**: Physical Cage around racks is as per standard recommended by Industrial security team.
    - Raise floor to ceiling Cage OR standard wall with cap on top of cage to cover from top. As per Centennial DC setup, there are motion sensors below the floor
    - Enable security control at cage level instead at rack level

- Security will consist of cameras, notification setup at cage door when someone opens the door. This is the standard recommendation by Industrial security team being used in Health Net MRI(Machine Room Instrument) rooms

- **Power requirement :**

Phoenix DC - 500 Sq. ft.		
Racks	**Power/ Rack(KW)**	**Total Power (Kw)**
9	***3.51***	***31.6***

The following figure depicts the DC2 Rack layout


VDI, Cloud MGMT
Cabling Cabinet
Storage w2 2 reserved spots one on each side.
Network
2 Chassis 2 6248
Cable Cabinet
Reserved Just tile
Used
Used
Reserved Just tile
Reserved Just tipe
Reserved Just tipe
Network
Network
Mic Equipment
HNAS, HDI, NBU
D2D
Tape Library
Sepaton
HNAS/ HDI/NBU
HCP
HCP Reserved
Spectra Logic Base
One Reserved Just tile

Figure: Rack Layout – DC2

Boulder DC

Proposed Cognizant DCs will have redundant 10 Gig Point to Point link towards the incumbent HN DC 2x Nexus 7004 is considered at Boulder to ensure 10 Gig link termination and encryptions services.

Model	Hardware Configuration
Nexus 7004	• (H x W x D) – 7U : 12.2 x 17.4 x 24.5 in • Power - 110 to 240 VAC and operating power 3KW

2.2.1.3 Service deliverables

VMware infrastructure build

- Build VMware infrastructure for Federal and Non-federal as per design
- Testing Federal and Non-federal to logically separate access restriction
- VMware functionality testing for vMotion, High Availability, VCenter heartbeat, etc.

Storage and Backup infrastructure build

- Build the Storage and backup infrastructure for Federal and Non-federal as per design
- Testing federal and non-federal to logically separate access restriction
- Testing Storage replication across DC for HCP, Zoning, performance and monitoring components

Network build and link Connectivity

- Build the Network infrastructure at DC1 and DC2 as per design
- Testing connectivity over redundant MPLS at Centennial and Single MPLS at Phoenix for Non-federal and Cognizant WAN.
- Testing connectivity over GET-VPN for Federal MPLS at Centennial and Phoenix DC
- Testing connectivity over Redundant P2P Links between Centennial-Boulder and Centennial-Phoenix with encryption over all the P2P links
- Testing Routing reachability between Centennial DC LAN and Boulder DC LAN (server Segment)
- Testing Routing reachability between Centennial DC LAN and Remote Location LAN
- Testing Logical Separation of Federal and non-federal traffic on DC firewall
- Testing firewall filters at Centennial DC, to permit legitimate traffic in-out of Centennial DC over P2P and MPLS Links
- Testing WAN traffic optimization between Centennial DC and remote locations with Riverbed Appliance, for VDI and File/Print traffic

  Info Sec team to validate the hardening of network and security equipment implemented at Centennial and Phoenix

2.2.1.4 Steady State Support - Deliverables

The key highlights of the proposed solution for the datacenter service towers are described below:

Solution	Description
Solution Highlights	• A dedicated onsite / offshore delivery team performing all in-scope activities
Support Coverage	• 24x7 dedicated support – Offshore/Onsite (Non-federal) with on call • 24X7 Onshore support o 8x5 dedicated support – Onsite (Federal) with the rest on call
Delivery Location	• Onsite - Health Net Offices • Offshore – Bangalore ; Coimbatore

DC operation Services

Support Team	• 24x7 Surveillance of DC room / Infrastructure component

	• Coordination and tracking of all Datacenter service visits
	• Visual / Physical site inspecting / floor walk in the Datacenter
	• Backup Tape handling - Loading / Unload tape in Tape library
	• Monitor Power / Cooling / Datacenter cleaning
	• Basic observation and reporting on the environment in the Datacenter
	• Develop an annual preventive maintenance schedule
	• Route maintenance of critical infrastructure (UPS and Battery Systems, Power Distribution, Chillers, Generators, etc.)

2.2.1.5 Assumptions

The below assumptions have been considered for Datacenter Services.

2.2.1.6 Dependency on Health Net

The below dependencies have been considered for Datacenter services.

- Testing connectivity between DC1 and the incumbent DC
- Dual 10 Gig link termination and service integration with the incumbent DC
- Testing MPLS connectivity/performance between DC and Remote sites
  Decision on cage type will be determined before DC build out

2.2.1.7 Risk and Mitigations

S.No	Risk Description	Probability	Impact	Mitigation Strategy
1	Support of Key SME's from incumbent during Implementation	High	Medium	Involve Health Net to facilitate and govern the Implementation, requiring integration with Boulder DC
2	WAN network latency is within the 5 m sec response time between DC1 and the incumbent DC and Performance	Low	Low, but high for future growth	Will take a holistic approach to mitigate latency issues by equally looking at the interface layer, Network layer, Transaction layer, and the application layer. For each of these layers we use specific techniques to optimize performance and latency (e.g. for network layer we could do TCP optimization or QoS policy)

2.2.2 Network and Links

2.2.2.1 ITO Phase 1Modified Scope

The table below highlights the scope outlined after the scope validation workshop:

Description	ITO Phase 1	ITO Phase 1Modified
Architecture	• Layer architecture -Access and Core layer	• Modular Layer architecture with dedicated Core, Aggregation and Access
Core and Aggregation	• 2*N5596 at Access and 2*N7004 at Core layer at Centennial DC. • 2*N5596 at Access and 2*N7004	• 2*N5596 at Access and 2*N7710 with VDC support for at Core, Aggregation, WAN Edge and DCI Edge
Server Farm	• Cisco UCS manager chassis to connect to the Nexus 5596 with dual 10G coming through 6296 Fabric interconnect A and B • Cisco FEX Nexus 2232 for connecting the C-Series Servers • F5 Load Balancers with 2 x virtual context for federal and Non-federal for respective server application load balancing	• Cisco UCS manager chassis to connect to the Nexus 5596, UCS Chassis connects to 6296 Fabric interconnect using dual 10 Gig links • Cisco FEX Nexus 2232 for connecting the 1 Gig port requirement s • F5 Load Balancers with 2 x virtual context for federal and Non-federal for respective server application load balancing
Storage Area Network	• FCoE from UCS Chassis to the Fabric Interconnect (2x FI 6296) • FCoE from the FI to the Nexus 5Ks	• FCoE from UCS Chassis to the Fabric Interconnect (2x FI 6296) • Dedicated 2x MDS 9513 for SAN • Dedicated 2x Cisco 9250i for FCIP Replication • HBA Interfaces for the Physical Servers
Services	• All the network devices Routers, Firewall, IPS, WAN optimizer, L/B connect to N7004 core switches in both Centennial and Phoenix DCs • All the UCS Servers, storage (VSP), HNAS (4x10GB only per HNAS) connect to N5596 Access Switch, while at Centennial the above listed devices connect to N5596 Access Switch.	• All the network devices Routers, Firewall, IPS, WAN optimizer, L/B connect to the respective VDCs on the N7710 • All the HNAS and NetAPP connect to the N7710

Description	ITO Phase 1	ITO Phase 1Modified
Security	• ASA 5585 SSP 20 with dedicated Security Contexts for providing Firewall Security • McAfee 6050 IPS for WAN traffic inspection • Logical Separation of Federal and Non Federal Traffic	• ASA 5585 SSP 40 with dedicated Security Contexts for providing Firewall Security • McAfee 6050 IPS for WAN traffic inspection • Logical Separation of Federal and Non Federal Traffic • Cisco ACS for Authentication
WAN MPLS	• Shared2x ASR 1004 for WAN MPLS • Centennial -Redundant WAN link from ATT providing MPLS Services for Health Net Non-federal, Federal and Cognizant. • Phoenix - Single MPLS link from ATT for Federal, non-Federal and Cognizant links • Existing GET VPN encryption service from ATT is considered for Federal MPLS • Redundant McAfee IPS Required for WAN traffic. • Riverbed required for Federal and Non-federal MPLS Traffic Optimization • Additional 11 Remote Locations require Riverbed Steelhead appliances	• Dedicated 2x ASR 1004 for WAN MPLS • Centennial -Redundant WAN link from ATT providing MPLS Services for Health Net Non-federal, Federal and Cognizant. • Phoenix - Single MPLS link from ATT for Federal, non-Federal and Cognizant links • Existing GET VPN encryption service from ATT is considered for Federal MPLS • Redundant McAfee IPS Required for WAN traffic. • Riverbed required for Federal and Non-federal MPLS Traffic Optimization • Additional 11 Remote Locations require Riverbed Steelhead appliances
Data Center Interconnect	• Shared ASR 1004 for DCI Link • 2 x 1Gig Link for Centennial to Boulder, terminated on the ASR with IPsec Encryption • 2 x 1Gig Link for Centennial to Phoenix, terminated on the ASR with IPsec Encryption	• Dedicated Nexus 7k VDC and 2x ASR 1006 for the DCI Edge • 2x Nexus 7004 at Boulder • 2 x 10 Gig Link for Centennial to Boulder, terminated on the N7k VDC with MACSec Encryption • 2 x 10 Gig Link for Centennial to Phoenix, terminated on the ASR with IPsec Encryption • Design to minimize the latency. No Riverbed, Firewall or IPS for the DCI
Monitoring and Management	• 2x 3750 for Out of Band Management • 2x Avocent ACS 6032 with Modem • Cisco Prime Infrastructure • HP NNMi	• 2 x 4506 for Out of Band Management • 2x Avocent ACS 6048 with Modem • Cisco Prime Infrastructure • HP NNMi • Cisco NAM 2320

Description	ITO Phase 1	ITO Phase 1Modified
		• Riverbed CMC • F5 Enterprise Manager

2.2.2.2 Solution Approach

Network infrastructure will be built at Centennial and Phoenix Datacenters to host about 5300 VDI client infrastructure, File and print solution and Virtual machines for future use. Centennial is the preferred choice for the primary Datacenter due to the requirement for a high speed connection with the incumbent DC, (i.e. Boulder DC over 2 x 10G fiber redundant links to achieve latency less than 5ms for any application and database access from Centennial VDI environment to Boulder DC). Phoenix DC is the proposed DR site for critical VDI users hosted at Centennial DC, for now it is expected to host about (200 Non-persistent and 60 persistent) VDI users (about 5% of total build) in cold standby mode. 2x10 Gig redundant link considered between Centennial and Phoenix with less than 60 ms link level latency.

All network components shared between HNFS and Health Net Non-federal with transiting Federal data would be managed by onsite Federal network support team.

Incumbent – AT&T, a Health Net network service provider, would configure MPLS, Federal GET VPN, and routing schema at DC1 and DC2 WAN devices to cohesively interoperate with remainder of Health Net Enterprise network. Riverbed design will follow the current Health Net WAN Acceleration architecture managed by ATT.

Centennial DC is proposed with redundant MPLS links from ATT for Health Net Federal, Health Net Non-federal, and Cognizant. Phoenix DC is proposed with single MPLS link for Health Net Federal, Health Net Non-federal, and Cognizant. Redundant 10G P2P links between Centennial and Boulder DC, Centennial and Phoenix DC, and the links will be encrypted using MACSec/IPSEC, for the purpose of Federal compliance. Health Net Federal MPLS links will be encrypted with GETVPN encryption, managed by AT&T. Health Net Federal and Non-federal users are spread across the country connecting over existing MPLS networks respectively (Federal and Non-federal are separate MPLS networks over AT&T). Health Net Non-federal Internet users shall access the VDI infrastructure at Centennial via Boulder DC, using the 10G P2P redundant links between Centennial and Boulder DC. Redundant router, Core switch, Access switch, firewalls, Network IPS, Load Balancer, WAN optimizers will be positioned to support the VDI, File / Print, VM infrastructure, with 10G Ethernet connectivity across the DC LAN. For Cognizant's management and monitoring of DC1 and DC2 infrastructure, a separate In-Band management switch will be deployed with management VLAN and traffic will be routed through Firewall context. The firewall will have three virtual contexts to separate traffic among Federal, Non-Federal and Cognizant. MacAfee IPS will be placed in line between ASR router and ASA firewalls to inspect Federal, Non-Federal and Cognizant data traffic.

Logical Architecture – DC1 and DC2

The overall Network architectural design for Proposed DC1 and DC2 is shown below


Cognizant MPLS
Healthnet Federal GET VPN
Healthnet Commercial
CENTENNIAL DATA CENTER
PHOENIX DATA CENTER

Figure: Logical Architecture DC1 and DC2

DC Network Infrastructure (Phoenix and Centennial)

DC LAN architecture follows a modular design with layered Access, Aggregation and Core Networks. A pair of Cisco Nexus 7710 with Virtual Device Context (VDC) will be set up in Centennial and Phoenix. Additional VDC is considered for WAN Edge and DCI Edge. Dedicated pair ASR 1004 is considered for WAN edge to provide MPLS termination and GET VPN encryption. Dedicated pair of ASR 1006 is considered for DCI edge. DCI link will use MACSec or IPSec encryption as appropriate.

Dedicated Pair of Nexus 7004 is proposed at Boulder for 10 Gig Link termination and DCI link encryption support.

A pair of Cisco ASA 5585 will be configured with multiple contexts and *McAfee IPS M-6050 for protecting the network segments

Storage Area Network (SAN) will have a dedicated pair of MDS9513. A pair of 9250i is considered for Storage Replication using FCIP technology.

Cisco UCS Chassis and C-Series Servers will be connected to the Fabric Interconnect (FI 6296) for both Ethernet and Storage access. No FCoE is considered North bound from FIs. Multi Chassis Ether Channel considered providing efficient link utilization and redundancy. FIs will be directly connected to the san switches (MDS 9513) for Storage Access. A pair Cisco FEX 2232 considered for 1 Gig port requirements.

Health Net Federal and Non-Federal traffic flow will be logically segregated using appropriate technologies like VRFs, VLANs and Virtual Contexts. Cisco 5585 will support virtual firewall with multiple contexts for Federal, Non-Federal and Cognizant network segments. F5 Load balancers will be deployed in virtual appliance mode to segregate Federal and Non-Federal traffic load balancing. Nexus VDC is considered for maintaining the layered architecture with device consolidation approach. Nexus will use VRFs and VLANs to main the logical segregation of Federal and Non Federal Traffic.

Isolated Management Infrastructure with both IP level and console level access to all the network devices. PSTN (modem) is considered for Out of band management access. Management infrastructure access will be secured and controlled meeting industry best practices. Federal segment of the management zone will be managed from the Onshore location at Rancho Cordova office by the Federal approved Cognizant onshore users. Access from Rancho Cordova office to the Centennial DC will be through the Federal MPLS cloud

Cisco Prime DCNM for DC Network Management

**All McAfee IPS appliances at DC1 and DC2 will be managed /monitored by Health Net SOC service provider: Leidos*

Cisco DCNM will be used for managing Cisco Datacenter network (SAN and LAN infrastructure) equipment at Centennial and Phoenix DC. The Cisco DCNM will be used to operate and manage a virtualized environment, which simplifies operational management of the virtualized environment. Apart from the above DCNM offers multiple advantages such as: flexibility in management by proactive monitoring and problem diagnosis, less time needed to troubleshoot problems, performance and capacity monitoring and trending of the SAN and LAN infrastructure, VMpath analytics and troubleshooting, simplified deployment of innovative Cisco NX-OS features, easy-to-use provisioning capabilities for technologies such as virtual PortChannel (vPC), VDC, Cisco FabricPath, Fiber Channel over Ethernet (FCoE), zoning, and virtual SANs (VSANs), and template-based configuration capabilities for efficient rollout of new technologies.

Cisco DCNM provides outstanding visibility into dependencies that exist between virtualized computing, networking, and storage infrastructures through features such as VMpath and virtual machine–aware topology views. Cisco DCNM streamlines the provisioning of the unified fabric and proactively monitors

the LAN and SAN components. Offering an exceptional level of visibility and control through a single management pane for the Cisco Nexus®, Cisco Unified Computing System.

Cisco Prime NAM 2320 is considered for future network troubleshooting and traffic analysis.

Security Infrastructure

ASA 5585 security appliance with multi context mode will be used for traffic filtering; ASA will be deployed between ASR WAN edge and Nexus Core layer 7710 VDC. ASA will be deployed in HA mode with multiple contexts: WAN, Federal, Non-federal and Cognizant, Management etc. Traffic between the VRFs will be strictly controlled through appropriate firewall context to maintain the required isolation.

MacAfee IPS M6050 will be positioned in line between ASR router and ASA 5585-x firewalls to inspect and prevent the Federal, Non-Federal and Cognizant data traffic. McAfee IPS will send logs to existing Health Net's Nitro SIEM tool. Appropriate log collector will need be discussed and agreed with the SoC team to ensure all the logs are consolidated and compressed.

All in-band, and out of band network access will be secured by Cisco Access Control Server (ACS). Two factor authentication requirements can be achieved by service integration with Health Net's Active Directory and 2-factor systems at Boulder datacenter. Accounting logs will be sent to Health Net's security logging service for retention purpose.

Local database authentication will be configured as the fall back mechanism to authenticate, in case the centralized Authentication servers are not reachable. Local database accounts will be created and maintained per Health Net's password security policy

Network Management

OOB (Out-of-Band)

Out of Band Management solution will be built at Centennial and Phoenix datacenters using Avocent ACS 6048, this solution would be used for both Network and Security Device console access.

Each console server comes with built-in dial-up modems and would be connected to the POTs line and Ethernet port would be connected to the management switch (4506).

All OOB, network access will be secured by the use of Cisco ACS. Devices will be configured to forward the authentication request to ACS using TACACS+ or RADIUS protocol. Two factor authentication requirements can be achieved by service integration with Health Net's 2-factor (RSA/McAfee) systems at Boulder datacenter. Accounting logs will be sent to logging service for retention purpose. Local database authentication will be configured as the fall back mechanism to authenticate, in case the centralized Authentication servers are not reachable. Local database accounts will be created and maintained per Health Net's password security policy

Appropriate security measurement will be in place to restrict access between devices.

Centennial and Phoenix datacenters, Cognizant onsite (Rancho Cordova office) & offshore team will require POTs line and modems, as shown in the diagram through which they would be able to gain secure access to the network devices in DC & DR, in the event of the IP network failure.

If ISP requires OOB access to the Managed Routers/ASR, Avocent can be leveraged to gain access to the routers and will use an agreed approach meeting the security guide lines.


OOB Architecture @ DC & DR
ASR MPLS Routers
Riverbed Appliance
Mcaffe IPS
ASA Firewall
ASR DARK FIBER Router
Cisco Nexus 7710
ASR DARK FIBER Router
Cisco 4506 Management Switch
F5 LTM
F5 LTM
VPC
Nexus 5K
OUT OF BAND (OOB) - CONSOLE ACCESS OF N/W DEVICES
OUT OF BAND (OOB) - CONSOLE ACCESS OF N/W DEVICES
AT&T NOC
Rancho Cordova Office
Cognizant Offshore Office
Cognizant OOB access
Cognizant OOB access
POTs
Secure Out Of Band Access
GREEN : Console connection to device
BLACK: Device inter connectivity
PURPLE: PSTN LINE for DIAL UP
RED: Router ACCESS TO ATT if requested

Figure: OOB Architecture

INB (IN-Band)

In Band Management solution will be built at Centennial and Phoenix datacenters, this solution would be used for both Network and Security Device MGMT interface access. The 4506 switches serves as a single point for access and administration of connected devices via management interface. These Switches will have connectivity to dedicated MGMT context to separate the MGMT traffic from other traffic.

All Inband network management access will be secured by the use of Cisco ACS. Devices will be configured to forward the authentication request to ACS using TACACS+ or RADIUS protocol. Two factor authentication requirements can be achieved by service integration with Health Net's 2-factor (RSA/McAfee) systems at Boulder datacenter. Accounting logs will be sent to logging service for retention purpose. Local database authentication will be configured as the fall back mechanism to authenticate, in case the centralized Authentication servers are not reachable. Local database accounts will be created and maintained per Health Net's password security policy

DCI Infrastructure

Dedicated P2P 10G redundant fiber links will be established between Centennial and Boulder DC for application and Database access for VDI functionality, over MACsec encryption for federal compliance. Redundant P2P 10G Redundant Fiber links will be established between Centennial and Phoenix DC with IPSEC VPN encryption for federal compliance. FCIP based SAN replication will utilize the DCI links. DCI environment at Centennial and Phoenix consists of dedicated Nexus 7K VDCs and ASR 1006s with 10 gig encryption throughput. Currently there is no requirement of layer 2 extension across the data centers. DCI link will traverse all the Federal and Non Federal traffic and there is no segregation considered. As this is just transit traffic there will not be any cross talk and appropriate traffic segregation will happen at the source and destination vicinity. Minimal latency is one of the main considerations for the DCI links and high throughput traffic (eg: FCIP Replication) path will not have any Firewall, IPS or Riverbed.

WAN Infrastructure

WAN infrastructure will be provisioned with dual MPLS Links with different local access carriers for Secondary MPLS WAN circuits for each MPLS cloud. The local access carrier for the primary link is Century Link, followed by a Secondary Local Access Carrier.

WAN Infrastructure includes two ASR 1004s configured with device and link level redundancy. The existing MPLS will be extended to the Cognizant Datacenter at Centennial and Phoenix using two 150Mbps circuits over 1G links for Non-Federal, and 50Mbps AVPN over 1G links for Federal, and 45Mb AVPN over 1G links for Cognizant MPLS connectivity. All the MPLS AVPN links are scalable to 1g, with soft upgrades with a lead time of 2-3 weeks.

Once the Centennial DC becomes fully operational, all existing Cognizant traffic (towards Boulder) will be re-routed through Centennial DC via P2P links. Existing Cognizant MPLS links to Boulder and Rancho Cordova office will be de-commissioned in the future (as shown in the diagram). Federal MPLS cloud will be secured by extending the current GET VPN for the traffic encryption.

3VRF named Federal, Non-federal and Cognizant will be configured on the both ASR to isolate Federal and Non-Federal traffic and also keep Cognizant traffic separate, while the internal 10G link will be shared among the 3 VRF with logical separation.

Traffic isolation between Federal, Non-Federal and Cognizant will be maintained end-to-end by the logical separation of each layer. Then the WAN edge ASA firewalls and Nexus WAN edge VDC will be configured with similar 3 Contexts/VRFs and at the access layer and the logical separation will be achieved by configuring separate layer 2 VLANs for each zone. All traffic and routing (end-to-end) between the security zones (Contexts) will be denied by default until permitted by the super user.

NOTE: Cognizant for now will assume the ownership of the ASR routers & the links and we assume Incumbent Health Net network service provider (AT&T) will own the ASR routers & links at the later stage and also will manage MPLS, Federal GET VPN, and routing schema at DC1 & DC2 WAN devices to cohesively interoperate with the remaining HN Enterprise network

Riverbed Steelhead 7055-L is considered with redundancy for bandwidth optimization across WAN links for Remote site traffic optimization at Centennial and Phoenix DC. Steelhead will be deployed in in-line mode between the ASA 5585 and Nexus 7710. Steelhead will optimize all or any specific traffic (based on policy) between Steelhead peers placed at remote branch offices. Steelhead pair at Centennial and Phoenix DC will peer with Branch SH to optimize VDI, File and print traffic. Steelhead INPATH will be connected using 10G connections (LAN and WAN both).

McAfee IPS will be configured to provide Intrusion Prevention Service for the WAN Edge.

NOTE: Cognizant for now will assume the ownership of the Riverbed boxes in DC1 & DC2 including 11 HN branches and we assume Incumbent Health Net network service provider (AT&T) will own the Riverbed boxes (DC1 & Dc2 including 11 branches) at the later stage. Riverbed Steelhead WAAS appliances at DC1 & DC2 including 11 branches will be configured to cohesively interoperate with the remaining HN Enterprise network

The table below has the Bill of Materials for the network components in both Centennial and Phoenix DCs:

Network BOM for DC & DR

Device	DC1 Count	DC2 Count
Nexus 7710	2	2
Nexus 5596	2	2
N2K-C2232PP	2	2
Cisco Prime Infrastructure	1	1
Cisco ASR1006	2	2
Cisco Prime NAM 2320	1	1
ASA 5585-X	2	2
Cat4500 E-Series 6-Slot	2	2
ASR 1004	2	2
F5 LTM 5200V	2	2
Riverbed 7055	2	2
MCAFEE M-6050	2	2
Avocent ACS6048	2	2
Cisco ACS (virtual edition)	1	1
Riverbed CMC (virtual edition)	1	0
F5 Enterprise Manager (virtual edition)	1	1
MDS 9513	2	2
MDS 9250i	2	2

Boulder DC:

Device	Count
Nexus 7004	2

WAN Link Connectivity Locations / Link speed / Handoff / Service Provider Details

The table below maps the connectivity between the datacenters:

Source	Source Location	Target	Target location	Access/port	Service Provider	*Local Access Carrier	Handoff
IBM DC	Boulder, CO	Primary DC	Centennial, CO	10G P-to-P Link	Level3	Level3	SMF
					Time Warner	Time Warner	SMF
Cognizant Primary MPLS	Englewood, CO 80112, Englewood, CO 80112			100M access	AT&T	Time Warner	SMF
				45M Port			
Cognizant Secondary MPLS	335 Inverness Drive South, Englewood, CO 80112			100M access	AT&T	Level3	SMF
				45M Port			
Health net primary MPLS	335 Inverness Drive South, Englewood, CO 80112			1G access	AT&T	Century Link	SMF
				200M Port			
Health net Secondary MPLS	335 Inverness Drive South, Englewood, CO 80112			1G access	AT&T	Level3	SMF
				200M Port			
Health net Primary MPLS (Federal)	335 Inverness Drive South Englewood, CO 80112			100M access	AT&T	Century Link	SMF
				50M Port			
Health net Secondary MPLS (Federal)	335 Inverness Drive South Englewood, CO 80112			100M access	AT&T		SMF
				50M Port			
Cognizant Primary MPLS	2335 S Ellis St, Chandler, AZ 85286			100M access	AT&T	Integra	SMF
				45M Port			
Health net primary MPLS	2335 S Ellis St, Chandler, AZ 85286			1G access	AT&T	Integra	SMF
				200M Port			
Health net	2335 S Ellis St,			100 access	AT&T		SMF

Source	Source Location	Target	Target location	Access/port	Service Provider	*Local Access Carrier	Handoff
Primary MPLS (Federal)	Chandler, AZ 85286			50M Port			
Primary DC	Centennial, CO	Secondary DC	Phoenix	10G P-to-P Link	Level3	Level3	SMF
					Time Warner	Time Warner	SMF

**Note -The links will have LEC and POP diversity built into the solution as supported by the Telco. As shown in the above table, the LECs we are using are Time Warner Telecom, Integra and Level 3.*

Latency of P2P Links

From	*To*	*Latency*
Boulder DC	*Centennial DC*	*5 m sec*
Centennial DC	*Phoenix DC*	*60 m sec*

Network and Security component Scalability at DC1 and DC2

DC Switch (Access/Aggregation and Core)

Proposed Nexus 7710 has two slots for the Supervisor Engines and the remaining 8 slots for the line card modules. Only 3 x F3 line card modules are considered at this time, which provides ample scope for the future expansion. Currently one pair of Nexus 5596 pod is considered and the modular design support infrastructure scalability by introducing additional Nexus 5k pods. Nexus 7710 has 8 +1 VDC license and only 4 VDC will be consumed for ITO Phase 1project. Nexus 2k acts as remote line card for the Nexus switches and currently one pair of nexus 2232 is considered for 1 Gig access

Load Balancer – The Load Balancer considered for this requirement is F5 5200v. This is a mid-range appliance from the F5 Big IP range; however is an entry range appliance for Virtual appliance purposes. 5200v is capable of 4 VCMP (virtual Appliance), however the current requirement is only for 2 (Federal and Non-Federal), with the additional 2 virtual appliances for future use. The B/w supported by 5200v is 15 Gbps.

Riverbed WAN Optimizer – The Riverbed Steelhead WAN optimizer chosen is 7055L, with capability of 622 Mbps of optimized b/w, scalable to 1.5Gbps. This model support software license upgrade (e.g.: 7055H) providing higher optimization throughput.

Physical 10 Gig connectivity

Access Switch connectivity 2 x 5596 @ DC1 and DC2			Core Switch connectivity 2 x 7710 @ DC1 and DC2		
Device	**10G Ethernet**		**Device**	**10G Ethernet ports**	
	DC1	**DC2**		**DC1**	**DC2**
Nexus 5k Cross connects	12	12	Nexus 7k VDC cross connects	40	40
Nexus 5k to 7K	32	32	ASA firewall	24	24
Nexus 2232	8	8	McAfee IPS	4	4
Nexus 5k to FI	32	32	F5 L/B	8	8
Spare for implementation Contingency	16	16	HNAS (2)	8	8
			NetBackup (4)	8	8
			MDS 9250 FCIP	4	4
			HCP (1)	8	8
			HDI (1)	4	4
			Sepaton	4	4
			Spectralogic	2	2
			ASR-WAN	4	4
			ASR -DCI	6	6
			Nexus 5K to N7k Agg	32	32
			Spare for implementation Contingency	16	16
Ports per Access Switch	**50**	**50**		**86**	**86**
Total Ports per Access Switch	**100**	**100**		**172**	**172**

SAN Switch connectivity 2 x MDS9513 @ DC1 and DC2		
Device	**FC**	
	DC1	**DC2**
FI 6296	32	32
VSP (1)	16	16
NetBackup (4)	16	12
MDS 9250 FCIP	8	8
Sepaton	8	8
Spectralogic	16	7
Spare for implementation Contingency	16	16
Ports per Access Switch	56	50
Total Ports per Access Switch	112	99

2.2.2.3 Network Monitoring Tools

This section describes the proposed monitoring tools solution for network service towers. The functionality benefits and reporting for this tool is described in detail in the Appendix.

- HP Network Node Manager and SPI for Datacenter network availability and performance monitoring
- Cisco Prime DCNM (Datacenter Network Management) tool for Event management, performance and capacity management
- Cisco Security Manager event management and performance monitoring
- Riverbed's Central Management Console (CMC) for availability, event management and log management
- F5 Enterprise Manager
- Cisco Prime Infrastructure and NAM 2320
- Cisco UCS manager will be used for the Datacenter management and hardware health monitoring
- Event Flow Integration with HP OMi (MOM)
- HP Service Health Reporter – report overall monitoring of HP OMi and HP NNMi

2.2.2.4 Service deliverables

- **Successful Reachability and Security:**
  - Testing connectivity over redundant MPLS Link at Centennial and Single MPLS Links at Phoenix for Non-federal, and Cognizant WAN
  - Testing connectivity over GET-VPN for Federal MPLS at Centennial and Phoenix DCs
  - Testing connectivity over Redundant P2P Links between Centennial-Boulder and Centennial-Phoenix encryption over all the P2P links
  - Testing Routing reachability between Centennial DC LAN and Boulder DC LAN (server Segment)
  - Testing Routing reachability between Centennial DC LAN and Remote Location LAN
  - Testing Logical Separation of Federal and Non-Federal traffic on the DC firewall.
  - Testing firewall filters at the Centennial DC, to permit legitimate traffic in and out of Centennial DC over P2P and MPLS Links
  - Testing WAN traffic optimization between Centennial DC and Remote locations with Riverbed Appliance, for VDI and File/Print traffic
  - Health Net Info Sec team to validate the hardening of network and security equipment implemented at Centennial and Phoenix DCs

2.2.2.5 Steady state support – Deliverables

The key highlights of the proposed solution for network service towers are described below:

In Scope Services

Solution	Description
Solution Highlights	• A dedicated onsite / offshore delivery team performing all in-scope activities
Support Coverage	• 24x7 dedicated support – Offshore/Onsite (Non-federal) with on call • 24X7 Onshore support o 8x5 dedicated support – Onsite (Federal) with the rest on call
Delivery Location	• Onsite - Health Net Offices • Offshore – Bangalore ; Coimbatore

The high level activities for network services are mentioned below:

Level 1 Services

L1 Services will be provided in accordance with the procedures documented in the SOPs and will include the following:

L1 Team	• Basic incident management - incident logging and tracking
	• Monitoring link UP and DOWN times
	• Monitoring routers and switches for CPU and memory utilization
	• Monitoring - performance and capacity of network devices
	• Monitoring bandwidth utilization
	• LAN/TCP/IP configuration
	• Pre designed Link re-routing
	• Performing health check as per defined procedure
	• Vendor management

Level 2 Services

L2 Services will be provided in accordance with the procedures documented in the SOPs and will include:

- *Incident Management Services*
- *Change Management Services*

L2 Team	• Configuration management and change control
	• Performance and availability management
	• Working with service providers to implement new or upgraded data network
	• Managing router tables and IP addresses
	• Network device configuration
	• Perform hardware diagnostics
	• Implement firmware and software upgrades and patch installation and management

	• Problem management and troubleshooting
	• Handling escalated routing issues and routing changes
	• Performing network integration tests
	• Bandwidth management
	• IMAC of Network devices

Level 3 Services

All unknown / new errors and problems will be resolved by L3 Network Support group. This team will work with Vendors when required.

L3 Team	• *Performing operational planning for capacity and performance purposes*
	• *Conducting feasibility studies for implementation of new technologies*
	• *Performing project management and project estimation*
	• *Reviewing efficiency and effectiveness of problem control process*
	• *Network design and architecture*
	• *Root Cause Analysis*

2.2.2.6 Dependency on Health Net

- Details of IP schema information used across Health Net (Boulder DC, branches, etc.)
- New IP Schema requirement for Centennial and Phoenix DCs, and VDI IP range from Health Net existing Private IP Schema pool, and required configurations on Existing DHCP / IP management Server in Boulder DC
- Understanding of Health Net naming conventions, VLAN tag's, etc., to retain the same in new DC and DR.
- Detail understanding of existing Health Net routing architecture (LAN/WAN) at Boulder DC and Remote Locations
- Detail understanding of health Net Firewall and IPS policies to design the Centennial and Phoenix DC inline to Health Net Security standards
- DCI 10 Gig link termination and Service integration at Boulder
- Routing configuration on P2P 10G links at Boulder DC side to ensure successful routes are configured for servers / applications to be reachable from Centennial DC and vice-versa
- Implementation and Integration of Health Net MPLS circuits on Centennial and Phoenix DC Routers to be performed by Health Net/ATT
- Configuration of GETVPN on federal MPLS circuits on Centennial and Phoenix Routers to be performed by Health Net/ATT
- Health Net will extend their current services for NTP,IPAM and external DNS
- Health Net SoC to provide local SIEM log connector at the proposed Cognizant Data Center to conserve the bandwidth consumption

- Incumbent Health Net network service provider, AT&T, must configure MPLS, Federal GET VPN, and routing schema at DC1 and DC2 WAN devices to seamlessly interoperate with remainder of Health Net Enterprise network
- Understanding of existing Riverbed Architecture and remote site Riverbed Details
- Understanding of Remote Site Network Infrastructure to integrate new Riverbed Steelhead appliance
- Availability of IP Address range, VLAN, Rack space, switch ports, etc. at each site for Riverbed implementation and integration
- Configuration and Integration at Remote side existing riverbed appliance for peering with New DC/DR Riverbed steelhead appliance
- Configuration and Integration of Riverbed appliances at target DC1 and DC2 including all remote sites' existing and new to cohesively interoperate with the rest of Health Net's Enterprise network
- Firewall configuration on Boulder DC (perimeter and Core) to allow access to / from Centennial DC for application access, Network Services Access, and necessary access for Application, Infrastructure at Centennial DC to reach Boulder DC Server Farm. Access policies to be provided by Health Net team
- Firewall Configuration at Boulder DC (perimeter and Core) to allow Centennial / Phoenix DC firewall and IPS logs to be sent to Health Net Log collector in Boulder DC and also to the SOC at San Diego using existing IPSEC VPN tunnel over internet from Boulder DC
- Copy of the requirements document for information security compliance, to complete the hardening of network and security equipment for Health Net information security team approvals.
- Availability of Health Net SMEs to understand the details of the existing network and security setup in Health Net hosted DC at Boulder

  Availability of Health Net SMEs to understand the details of required security policies at proposed Centennial and Phoenix DCs

2.2.2.7 Risk and Mitigations

S. No	Risk Description	Probability	Impact	Mitigation Strategy
1	Access and support from key SME's from incumbent during implementation	High	Medium	Involve Health Net to facilitate and govern the implementation requiring integration with the Boulder DC
2	Based on discussions with Health Net team, task such as, GET VPN configuration at Centennial and Phoenix DC on Federal MPLS Links, IPSEC VPN configuration at Boulder DC on P2P Link, and are considered as project by IBM	High	High	Health Net to govern the incumbent to expedite planning and execution of said activities to establish routable and secure connectivity between the two Datacenters. Cognizant will provide these requirements in advance.

S. No	Risk Description	Probability	Impact	Mitigation Strategy
	and lead time to execute could be between 1 to 3 months.			
3	Change management at Boulder firewall, DHCP, DNS, VLAN, IP schema, may cause delay of 3-5 days	High	High	Health Net to govern the incumbent for expedite change management especially during go-live time, to avoid delays in go-live schedule. Cognizant will provide detailed list of firewall ports to be opened, and other service requirements in advance for change management activities at Boulder, however this is subject to Cognizant's limited knowledge and understanding of the Boulder DC Setup. Requires expedited change management at Boulder DC for Centennial/ Phoenix integration.
4	Understanding of existing Boulder Datacenter firewall rules, load balancers policies, VLAN L2/L3, routing details, for specific environments being accessed from Centennial	High	High	Engage with Health Net SMEs to understand the details of existing DC networks and security that will be integrated with the new DCs
5	WAN Link commissioning timelines at Centennial / Phoenix DC for P2P, and MPLS circuits	High	High	Early initiation of link ordering and alignment of project plan in line with link availability. High level of dependencies across all WAN links.

2.2.3 Storage and Backup

2.2.3.1 Highlights of Scope Validation Workshop

This table below highlights the scope outlined after the scope validation workshop:

Description	Pre Scope Validation Workshop	Post Scope Validation Workshop
The number of ports on the VSP	• There were 64 ports that were initially configured on the VSP	• Now there would be an initial configuration of 32 ports on the VSP with 16 ports wired for use
The HDS HNAS model	• HDS HNAS 3080 will be used	• Now HNAS 4080 will be used in the Centennial DC and HNAS 4060 will be used in the Phoenix DC
Replication between Centennial	• HDS HUR to be used for the storage level replication	• HDS HUR will be available solution. There can be storage level replication from the VSP. Also,

Description	Pre Scope Validation Workshop	Post Scope Validation Workshop
and Phoenix DC	between the VSP from Centennial and Phoenix DCs	replication would be from HNAS and the replication will be enabled at later phase
Tape slots in the Spectra Logic Tape Library	• In the Spectra Logic Tape library it was 1810 tape slots in the Centennial and 380 tape slots in Phoenix DC	• In the Spectra Logic tape library there will be 700 tape slots in the Centennial DC and 100 tape slots in the Phoenix DC

2.2.3.2 Solution Approach

- Design and Build Approach
  - Designing the target environment
  - Installation of infrastructure in the Datacenter
  - Dedicated VLAN for backup traffic
  - LAN Free (SAN-based) backups to be used for servers exceeding a defined storage capacity threshold > 600GB
  - Build infrastructure for Storage (VSP , HNAS , Sepaton) and Backup
    - Logical separation and restricted Access for Federal data
    - Scalable and redundant Storage Area Network (SAN)
    - Multipath load balancing
    - Support port aggregation of inter-switch links
  - VSP Storage for all tiers of SAN storage, Thin Provisioning, Automatic Tiering
  - 262 TB usable capacity in the primary Datacenter and about 55 TB usable capacity in secondary Datacenter
  - Out of the 262 TB we will use 188.7 TB for VDI in primary DC
  - Out of the 52 TB we will use about 12.6 TB for VDI in DR DC
  - Storage model – HDS VSP and HNAS (to increase VDI capability)
    - HNAS will use EVS (Enterprise Virtual Servers) to separate Federal and Non-Federal data
  - Installation of management tool for managing Storage and Backup environment
  - Manage the Storage and Backup environments in the Centennial and Phoenix DCs.

Storage and Backup

- Design and Build Approach
  - Dedicated Backup VLAN
- Designing the target environment
- Creating implementation Plan
- Procurement of required infrastructure

- Installation of infrastructure in our DC
- Build infrastructure for Storage and Backup
    - Build different pools support Federal and Non-Federal separation
- Encryption will be enabled for data at rest
- Installation of management tools for managing Storage and Backup environment
- Manage the Storage and Backup environments in the Centennial and Phoenix DCs.

Backup and VSP Storage Architecture

Primary Data Center (DC1) - Centennial

The diagram below depicts the High Level Storage and Backup architecture at DC1



Reference Architecture
Virtual Machine 5
NBU OpsCenter
Master Server
Media Server
UCS 2100
UCS 2100
FCOE
UCS 6296
UCS 6296
10G
10G
10G
8 GB FC
8GB FC
Nexus 5596
MDS 9513
10GB
10 GB
8GB FC
8GB FC
8GB FC
262TB
114T B
HDS HNAS 4080
Primary tier Storage (HDS)
Backup Storage Sepaton
Tape Library Spectra Logic
IRON Mountain

Figure: Storage and Backup architecture at DC1

Phoenix DC

The diagram below depicts the High Level Storage and Backup architecture at DC2


Virtual Machine 5
NBU OpsCenter
Reference Architecture
UCS 2100
UCS 2100
FCOE
Upgraded from 6248 to 6296
UCS 6296
UCS 6296
Master Server
Media Server
10G
10G
10G
10G
10G FC
8GB FC
8 GB FC
Nexus 5596
MDS 9513
Net New, was suppose to come in phase 2
10GB
10 GB
8GB FC
8GB FC
8GB FC
52TB
57TB
HDS HNAS 4060
Primary tier Storage (HDS)
Backup Storage Sepaton
Tape Library Spectra Logic (Upgraded to T950)
IRON Mountain

Figure: Storage and Backup architecture at DC2

VSP Architecture


HDS - VSP
HDS -VSP
Production and Non-Production
HNAS 4080 Gateway
Centennial Data Center
Phoenix Data Center

Figure: VSP architecture in DC1 and DC2

Storage Overview - Primary DC

The diagram below details the Connectivity overview of VSP, HNAS

- Each HNAS 4080 node will have 4 direct fiber channel connections (FC-AL) to the VSP
- Each HNAS 4080 node will have 4 10G LAN connection to the 5596
- The VDI traffic will use NFS
- The server traffic will use ISCSI or FCOE. Currently it will support both, during the LLD (low level design) we will determine the method


VDI Users
Network
Server Users
4 X 10GB
VDI - NFS
Nexus 5596
4 X 10GB
VDI - NFS
4 X 8GBPS FC
VDI - NFS
4 X 8GBPS FC
VDI - NFS
HNAS 4080
VSP
VDI POOL
60 raid groups
900GB 10K
Raid 10(4+4)
188TB/ 93K IO
Server POOL
MDS 9513
Server - ISCSI or FCoE
16 X 8GBPS FC
Server - ISCSI or FCoE
Replication Capability to DR HNAS

Figure: VSP, HNAS connectivity

Summary of Storage VSP Build

- The LUN details that would be configured in both DC and DR for storage
    - At initial install, the HDS team will create a single HDP pool for all Non-HNAS LUN
        - Once the Pools are created, HDS will work the Cognizant team to pre-determine the V-Volume size
    - HNAS devices will be presented raw 2.6 TB LUNS from the VSP
    - Configured VSP Storage for Federal, Non-Federal and VDI
    - Configured general capacity 80 TB
    - Configured HNAS capacity 160 TB+
        - Separate Federal and Non-Federal pools with EVS (Enterprise Virtual Servers), which is Hitachi multi-tenant feature that allows own file systems and separate disk on the storage arrays
    - HNAS capacity for VDI Infrastructure
    - 188 TB 900GB 10K Raid 10(4+4)
    - General Pool capacity
    - Tier1 – 4.8 TB FMD 1.6 TB RAID5 (3D+1P)
    - Tier2 – 37.7TB SAS 900GBx10k RAID6 (6D+2P)
    - Tier3 – 32.1TB 3TB NL-SAS RAID6 (6D+2P)
    - BOS License configured - 230TB+(Unlimited)

Storage Tiering Details for DC1

Storage Model-VSP				Y1 configuration					
Tier 1	Disk Type	RAID	RAID Type	Usable (TB) Ask	Tier (%)	RAID Groups Required	Usable (TB) Configured	Disks	HS
Disk Tier1	1.6 TB Flash module Drive	5	3D+1P	74.60	6.43%	1	4.80	4	1
Disk Tier2	900GB 10K rpm SAS 2.5" Drive	6	6D+2P		50.54 %	8	37.70	64	2
Disk Tier 3	3TB 7.2Krpm NL-SAS 3.5" Drive	6	6D+2P		43.03 %	2	32.10	16	2
HNAS VDI Disk	900GB 10K rpm SAS 2.5" Drive	1	2D+2D	188.7	N/A	60	188.7	480	8
					Total	71	263.30	564	13

The Raid and Pool Configurations: Primary pool will be single HDT pool containing all of the 1.6TB FMD, 900GB HDD and the 3TB HDD. The underlying devices will be configured with Raid 5 for the

FMD's and Raid 6 for all other devices.

VSP Encryption – the VSP storage system uses the Encryption License key feature to set up the data encryption license keys to encrypt and decrypt data. We will use encryption license key feature to backup data encryption license keys. The VSP storage system automatically creates a primary backup of the data encryption license key, and stores this backup on each MP package. Cognizant will create Secondary backup data encryption license key to restore the key if the primary backup is unavailable. The lists below are the VSP encryption details:

- Encryption algorithm – Advanced Encryption standard (AES) 256 bit.
- Encryption mode – XTS mode
- Creating data encryption license keys – Use Storage Navigator (SN) to create the data encryption license key
- Deleting data encryption license key – Use SN to delete data encryption license keys
- Scope of encryption license keys – 32 data encryption license keys per storage system
- Unit of encryption/decryption – Parity group

Note: For more details please refer to the PDF: http://www.hds.com/assets/pdf/vsp-hitachi-encryption-license-key-user-guide.pdf

Storage Overview - Secondary DC

The diagram below details the Connectivity overview of VSP, HNAS

- Each HNAS 4060 node will have 4 direct fiber channel connections (FC-AL) to the VSP
- The VDI traffic will use NFS
- The server traffic will use ISCSI or FCOE. Currently it will support both but during the LLD (low level design) will determine the method.


VDI Users
Server Users
Network
Nexus 5596
4 X 10GB VDI - NFS
4 X 10GB VDI - NFS
4 X 8GBPS FC VDI - NFS
4 X 8GBPS FC VDI - NFS
HNAS 4080
VSP
VDI POOL
Server POOL
60 raid groups
900GB 10K
Raid 10(4+4)
188TB/ 93K IO
MDS 9513
Server - ISCSI or FCoE
16 X 8GBPS FC
Server - ISCSI or FCoE
Replication Capability to DR HNAS

Figure: Connectivity Overview

Summary of VSP Build

- LUN details that would be configured in both DCs and DR for storage
  - At initial install, the HDS team will create a single HDP pool for all Non-HNAS LUN
    - Once the Pools are created, HDS will ask the Cognizant team to pre-determine the V-Volume size
  - HNAS devices will be presented raw 2.6TB LUNS from the VSP
  - Configured VSP Storage for Federal, Non-federal and VDI
  - Configured General Capacity 39.40TB
  - Configured HNAS Capacity 12.6TB
    - Separate Federal and Non-federal pools with EVS (Enterprise Virtual Servers), which is Hitachi multi-tenant feature that allows own file systems and separate disk on the storage arrays
  - HNAS Capacity for VDI Infrastructure
  - 12.6TB 900GB 10K Raid 10(4+4)
  - General pool capacity
  - Tier1 – 4.80TB FMD 1.6TB RAID5 (3D+1P)
  - Tier2 – 18.9TB SAS 900GBx10k RAID6(6D+2P)
  - Tier3 – 15.70TB 3TB NL-SAS RAID6(6D+2P)
  - BOS license configured - 60TB

Storage Tiering Details for DC2

Storage Model-VSP					Y1 configuration				
Tier 1	Disk Type	RAID	RAID Type	Usable (TB) Ask	Tier (%)	RAID Groups Required	Usable (TB) Configured	Disks	HS
Disk Tier1	1.6 TB Flash module Drive	5	3D+1P	39.40	12%	1	4.80	4	1
Disk Tier2	900GB 10K rpm SAS 2.5" Drive	6	6D+2P		48%	4	18.90	32	1
Disk Tier 3	3TB 7.2Krpm NL-SAS 3.5" Drive	6	6D+2P		40%	1	15.70	8	2
HNAS	900GB 10K	1	4D+4D	12.6	N/A	4	12.60	16	1

Storage Model-VSP						Y1 configuration			
VDI Disk	rpm SAS 2.5" Drive								
					Total	10	52.00	60	5

Raid and pool configurations: Primary pool will be single HDT pool containing all of the 1.6TB FMD, 900GB HDD and the 3TB HDD. The underlying devices will be configured with Raid 5 for the FMD's and Raid 6 for all other devices.

VSP Encryption – the VSP storage system uses the Encryption License key feature to set up the data encryption license keys to encrypt and decrypt data. We will use encryption license key feature to backup data encryption license keys. The VSP storage system automatically creates a primary backup of the data encryption license key, and stores this backup on each MP package. Cognizant will create Secondary backup data encryption license key to restore the key if the primary backup is unavailable. The lists below are the VSP encryption details:

- Encryption algorithm – Advanced Encryption standard (AES) 256 bit.
- Encryption mode – XTS mode
- Creating data encryption license keys – Use Storage Navigator (SN) to create the data encryption license key
- Deleting data encryption license key – Use SN to delete data encryption license keys
- Scope of encryption license keys – 32 data encryption license keys per storage system
- Unit of encryption/decryption – Parity group

Note: For more details please refer to the PDF http://www.hds.com/assets/pdf/vsp-hitachi-encryption-license-key-user-guide.pdf

Hitachi management tools

Cognizant uses the native capabilities of the device, vendor provided element managers and call home systems to manage and support the Storage environment. Some of these tools require servers to be installed with the equipment. Some of the base management elements include:

- **Hitachi command suite:** Simplify management to streamline application availability, performance and access to critical data. Unify management across all Hitachi storage systems and data types. It is comprised of the following integrated Hitachi software:
    - **Device Manager:** Manages one or many Hitachi storage systems from a single console. Increases productivity with consolidated views of physical, logical, host, and virtual server. Aligns storage assets, pools and provisioning with business applications and entities using logical views.
    - **Tuning Manager:** Applies intelligent, path-aware monitoring, analysis and reporting from application to storage devices. Identify, isolate and diagnose storage performance bottlenecks. Uses predictive capacity planning, proactive monitoring, integrated alerts and historical trending.
    - **Command Director:** Monitor, analyze and meet application-specific service level objectives by capacity, performance and tier. Improve capacity utilization and planning by monitoring

key metrics. Manage across block, file and unified Hitachi storage.

- **Tiered Storage Manager:** Lower costs by moving infrequently accessed and less demanding applications' data to economical storage tiers. Improve performance by moving I/O intensive data to higher performing storage tiers.
- **Dynamic provisioning:** The thin provisioning software that provides virtual storage capacity. Adds physical storage non-disruptively by allowing it to draw from a central pool when an application requires additional capacity rather than add physical disks. Improves storage performance and cuts time to provision new storage

Backup environment

The backup environment (NetBackup) would be built in the Cognizant DC adhering to Health Net's backup policy guidelines. There will be no migration of backup data from the existing Boulder DC.

There will be a logical separation between Federal and Non-federal at the EVS (Electronic vaulting service) level.

Backup data flow diagram



Physical servers
1.2
Backup Server
Server
Server
Server
Each server will have Multiple HBA And NIC Cards
2
LAN
2
virtual servers
Media Server
Server
Server
Server
Only ESX servers will have Multiple Storage and Network connections
Step 2
the server send/receive the data to be backup via a third SAN connection dedicated to the server
Backup Server (multiples)
1. Manages the Backup strategy
2. interface for user to backup and restore
Step 1
1. Data is sent/received to the server being back up
2. Metadata is sent to the backup server
1 for backup
2 for data
2
SAN
1
2 for data
1 for backup
Step 3 and 4
3. Data is backup to tape
4. Tapes are taken offsite by Iron mountain
Media Server
1. Manages the Library and tapes
16
8
60
VSP Storage
Sepaton
Spectra Logic
Pull tapes
Sent to Iron Mountain
Iron Mountain (Offsite)

Figure: Backup Data Flow Diagram

Backup Software

Cognizant would implement Symantec NetBackup as the datacenter backup and recovery technology. Symantec NetBackup 7.5 provides a comprehensive yet integrated approach to protecting data for next generation data centers.

Backup to Tape

The disk-to-disk-to-tape (D2D2T) combination allows backup administrators to have the following: keeping off-site backups in Iron Mountain location, while retaining fresh backups on disk for ultrafast restores. The D2D2T model uses a two-tiered architecture that can effectively handle both near-line and archival data. Dual-stage disks and automated tape backup effectively address the data protection gaps and performance limitations that result when either technology is used individually, enhancing a Health Net's existing tape backup process. All the backups to tape and disk will be encrypted.

Note: Health net will own the Iron Mountain relationship.

NDMP Backup

Symantec NetBackup for NDMP helps provide reliable, high-performing backup and recovery services for NDMP enabled Network Attached Storage (NAS). To streamline operations, NetBackup for NDMP extends its advanced media management and virtually unlimited scalability via the Network Data Management Protocol (NDMP).

NDMP facilitates communication between Symantec NetBackup for NDMP and a NDMP server application to initiate backup and restore tasks. This communication integrates the protection of NAS into a consolidated, Datacenter- strength backup solution.

Backup policy

- Production Systems
  - Daily (incremental) - 4 weeks
  - Weekly (full / synthetic full) - 2 months
  - Monthly (full / synthetic full) - 7 years
- Non-Production Systems (DEV / QA / UAT / STG)
  - Daily (incremental) - 4 weeks
  - Weekly (full /synthetic full) - 2 months
  - Monthly – None
- Backup methods
  - LAN Free (SAN-based) backup to be used for servers exceeding a defined storage capacity threshold of >600GB
  - Dedicated VLAN for network based backups

Backup Overview - Primary DC

The backup solution will be supporting Multi-Master server architecture to support several capabilities. First, we will need two different Master servers in DC1; this is to support splitting backup data to either a Federal Master server or a Non- Federal Master server. The Non-Federal architecture will have a Master server and two physical media servers (see below) and the Federal Master server will act as both Master server and media server. A similar architecture will be in DC2 but at a smaller scale. Secondly, this

architecture prepares (future capability) Cognizant to implement A.I.R (auto image replication) with the Sepaton device, which allows DC1 Sepaton to replicate to DC2 Sepaton . For now, the design will have the data moved from source via dedicated backup VLAN or LAN-Free to the Sepaton device where it utilize tools like de-duplication and compression. Once it has arrived in the Sepaton the data will be laid out in a pre-defined structure (LLD – low level design phase). After the data meets pre-defined qualification (LLD – Low level design phase) the data then will be moved to the Spectra logic to either a Federal pool or Non-Federal pool. Lastly, in the Spectra Logic device will have pre-defined qualification (during LLD) to move the tape to a remote location using Iron Mountain.


Master Server
Media Server (X2)
NBU5230 Enhanced
NBU5230 Enhanced
5596
5596
MDS 9513
LTO 6
LTO 6

Figure: Backup Server Architecture and Connectivity – Commercial


Master and Media Server for Federal
Symantec NetBackup 5230
Symantec
10Gb Eth
8Gb FC
10Gb Eth
8Gb FC
NBU5230 Enhanced
MDS 9513

Figure: Backup Server Architecture and Connectivity - Federal


MDS 9513
MDS 9513
T960
Slots:
Slots Available:
Slots Lic For: 700
Federal 20%
Commercial 80%
Tape Drives:
12 LTO 6 for Commercial
2 LTO 6 for Federal
Encryption:
Professional (32 Keys)

Figure: Spectra Logic architecture and connectivity details for Federal and Commercial

- **Slots**
  - 700 Slots that are licensed
  - Federal is 20% and Non-federal is 80%

- **Tape Drives**
  - 12 LTO-6 Tape drives for Non-Federal
  - 2 LTO-6 Tape drives for Federal

- **Encryption**

  Spectra logic will be using Spectra BlueScale encryption key management. Spectra Logic BlueScale encryption key management provides an easy-to-use interface that lets Cognizant to quickly implement Spectra Logic encryption. The key is automatically handled in multiple software layers, as well, so it is not apparent to the end user. LTO tape drives use AES-256 bit encryption keys generated within BlueScale to encrypt data. This data cannot be read until it is decrypted, which requires the use of the same key that was used during data encryption. This kind of encryption requires creation, tracking and protection of the encryption keys. The life cycle of a BlueScale encryption key includes the following stages:

  - Encryption User Definition
  - Key Creation/Deletion
  - Key Escrow
  - Key Use in Data Encryption/Decryption

The following encryption type will be used:

- Professional (32 keys)

Note: See the following link for more details on Spectra logic encryption:
(https://www.spectralogic.com/index.cfm?fuseaction=home.displayFile&DocID=1902)

- **Ports**
  - 14 FC ports are required for Spectra logic
  - 2 Ethernet ports are required for management and camera

- **Power**
  - 2 L6/20 outlets power connections are required for Spectra Logic


2Node / 4 Tray Production System
Filler
SRE Node 0
SRE Node 1
Service Console
HUS 110 Expansion
StoragePool 1 (Federal)
StoragePool 2 (Commercial)

Figure: Sepaton architecture and connectivity details for Federal and Commercial

Features and Benefits:

- The world's fastest enterprise backup and recovery solution
- The Sepaton backs up data at an industry-leading ingest rate of up to 80 TB per hour, regardless of data type, data change rate or system capacity
- The Sepaton's patented Content Aware™ de-duplication technology delivers the fastest time to safety and most efficient capacity reduction of any solution available today
- The only data protection solution that can effectively de-duplicate separate parallel backup streams (multi stream) and across multiplexed data volumes, as required for large database environments such as Oracle, DB2 and SQL

- Delta Scale™ architecture makes it easy to increase storage capacity and maintain performance as your needs grow
- Enables fast and secure replication and transmission of massive backup volumes to remote disaster recovery sites over a wide area network. Replication is performed automatically
- Byte differential Content Aware™ de-duplication reclaims storage space continuously as it operates, freeing capacity sooner and saving administration time
- Symantec NetBackup OST features such as Auto Image Replication (A.I.R.), Optimized Synthetic Backups, GRT and Symantec NetBackup Accelerator, which we have purchased the licenses but it will be implemented in later projects
- Delta Scale™ architecture's secure multi-tenancy capability allows data managers to allocate performance, capacity bandwidth and quality of service as needed by their enterprise's various segments, departments and business units
- Encrypts data at rest while maintaining its blazing fast time to safety and industry-leading backup performance (Sepaton S2100-ES3's encryption of data at rest capability integrates with industry standard interoperability protocols for encryption key managers (EKM) that are compliant with industry-standards)

Sepaton Management tools

- VPN access / WebEx access
- SFTP access from the S2100 to the Sepaton support infrastructure
- Automation of daily SFTP uploads of the S2100 support ticket
- Delta View portal provides
  - Case management, Capacity planning
  - Backup reporting analytics
- Email configuration
  - Email Notification for Alerting
  - Email Distribution for DeltaStor Reporting

2 – SRE Nodes

We would be creating 2 - S2100 Storage pools to breakout Federal and Non-Federal. 4 trays of HUS110

- 1 Controller tray 27TBs Usable – 9/2/1 hot spare
- 1 Jbod 30TBs usable – 10/2
- 1 Jbod 27TBs usable – 9/2/1 hot spare
- 1 Jbod 30TBs usable – 10/2

Storage Pool Breakout

The smallest storage pool can be 1 LUN = 1 tray

- 1 tray allocated for Federal
- 3 trays allocated for Non-Federal

Sepaton Encryption

- Hardware-accelerated compression and encryption
- Leverages high-performance HiFn DX 1845 to do compression and encryption in unified pipeline
- Massive bandwidth provides compression and encryption throughput for 2 x 8Gbps Fibre Channel ports ingesting data with 100% change rate per SRE node
- Key management is external to VTL using an OASIS KMIP-compatible key manager (or the HP proprietary Enterprise Key Manger or the SafeNet Enterprise Key Manager which are both supported by our architectural approach)
- Communication with the Key Manager is via the CryptSoft KMIP SDK
- Provides linear scalability as SRE nodes are added to the system
- Performs predictably - no CPU performance impact on ingest or de-duplication processing
- All customer data is encrypted before landing on disk
- Encryption keys never stored on disk

Sepaton Key Management

Key Management Availability: The VTL only needs to access the key manager at startup. The key is cached in memory (not on disk) while the VTL is running. At boot time the system interrogates the list of key managers (up to nine of them) to get the key. If no key manager responds, the system goes into maintenance mode. You can safely take key managers down for system maintenance once the Sepaton system has retrieved the key.

For security reasons, the VTL never stores the key on disk. It always checks for a key on reboot so that IT can revoke the key (or more commonly) disable the key manager in the event of a data center-wide security intrusion. If this were to happen, shut down the key manager and reboot the VTL to prevent access to live data on the VTL.

Backup Overview - Secondary DC

The backup solution will be supporting multi-Master server architecture to support several capabilities. First, we will need two different Master servers in DC2; this is to support splitting backup data to either a Federal Master server or a Non- Federal Master server. The Non-Federal architecture will have a Master server and one physical media servers (see below) and the Federal Master server will act as both Master server and media server. A similar architecture will be in DC1 but at a larger scale. Secondly, this architecture prepares (future capability) Cognizant to implement A.I.R (auto image replication) with the Sepaton device, which allows DC1 Sepaton to replicate to DC2 Sepaton . For now, the design will have the data moved from source via dedicated Backup VLAN or LAN-Free to the Sepaton device where it utilize tools like de-duplication and compression. Once it has arrived in the Sepaton the data will be laid out in a pre-defined structure (LLD – low level design phase). After the data meets pre-defined qualification (LLD – Low level design phase) the data then will be moved to the Spectra logic to either a

Federal pool or Non-Federal pool. Lastly, in the Spectra Logic device will have pre-defined qualification (during LLD) to move the tape to a remote location using Iron Mountain.

For future growth needs, we have adjusted the Phoenix Data Center Tape library from Spectra logic T380 to a Spectral logic T950. This will give us the ability to expand the tape environment with more tape slots and tape drives as needed.

Additionally, we moved all fiber connection from the 5596 to a multi domain SAN using MDS 9513. This will make Health net tape environment agile and cost effective by creating a TAN environment.


Symantec NetBackup 5230
Symantec
10Gb Eth
8Gb FC
NBU5230 Enhanced
MDS 9513

Figure: Backup Server architecture and connectivity (DC2) - Commercial


Master and Media Server for Federal
Symantec NetBackup 5230
Symantec
10Gb Eth
8Gb FC
NBU5230 Enhanced
MDS 9513

Figure: Backup Server architecture and connectivity (DC2) - Federal


9513
9513
T950
Slots:
Slots Available:
Slots Lic For: 100
Federal 20%
Commercial 80%
Tape Drives:
4 LTO 6 for Commercial
2 LTO 6 for Federal
Encryption:
Professional (32 Keys)

Figure: Spectra Logic architecture and connectivity (DC2) – Commercial and Federal

- Switched T380 to a T950 to support future growth
- **Slots**
  - 100 Slots that are licensed
  - Federal is 20% and Non-federal is 80%

Tape Drives

- 3 LTO-6 Tape drive for Non-federal
- 2 LTO-6 tape drives for Federal

- **Encryption**

  Spectra logic will be using Spectra BlueScale encryption key management. Spectra Logic BlueScale Encryption key management provides an easy-to-use interface that lets Cognizant to quickly implement Spectra Logic encryption. The key is automatically handled in multiple software layers, as well, so it is not apparent to the end user. LTO tape drives use AES-256 bit encryption keys generated within BlueScale to encrypt data. This data cannot be read until it is decrypted, which requires the use of the same key that was used during data encryption. This kind of encryption requires creation, tracking and protection of the encryption keys. The life cycle of a BlueScale encryption key includes the following stages:

  - Encryption User Definition
  - Key Creation/Deletion
  - Key Escrow

- Key Use in Data Encryption/Decryption.

The following encryption type will be used:

- Professional (32 keys)

Note: For more details on Spectra logic encryption refer to the link below:
(https://www.spectralogic.com/index.cfm?fuseaction=home.displayFile&DocID=1902)

- **Ports**
  - 6 FC ports are required for Spectra logic
  - 2 Ethernet ports are required for management and camera

- **Power**
  - 2 L6/20 outlets power connections are required for Spectra Logic

The figure below depicts Sepaton architecture for Federal and Commercial


2 Node / 2 Tray DR System
42
ENET Switch 1A
41
ENET Switch 1B
40
FC switch 1A
39
FC switch 1B
38
37
Filler
36
DVM Node
35
Filler
33
SRE Node 0
32
SRE node 1
25
Service console
24
23
22
21
20
18
8
7
HUS110 XS Ctrl
6
5
HUS110 Expanison
4
3
1
Storage Pool 1 (Federal)
Storage Pool 1 (Non-Federal)

Figure: Sepaton architecture for Federal and Commercial

Features and Benefits:

- The world's fastest enterprise backup and recovery solution
- The Sepaton backs up data at an industry-leading ingest rate of up to 80 TB per hour, regardless of data type, data change rate or system capacity
- The Sepaton's patented Content Aware™ de-duplication technology delivers the fastest time to safety and most efficient capacity reduction of any solution available today
- The only data protection solution that can effectively de-duplicate separate parallel backup streams (multi stream) and across multiplexed data volumes, as required for large database environments such as Oracle, DB2 and SQL
- Delta Scale™ architecture makes it easy to increase storage capacity and maintain performance as your needs grow
- Enables fast and secure replication and transmission of massive backup volumes to remote disaster recovery sites over a wide area network. Replication is performed automatically
- Byte differential Content Aware™ de-duplication reclaims storage space continuously as it operates, freeing capacity sooner and saving administration time

- Symantec NetBackup OST features such as Auto Image Replication (A.I.R.), Optimized Synthetic Backups, GRT and Symantec NetBackup Accelerator, which we have purchased the License but it will be implemented in later projects.
- Delta Scale™ architecture's secure multi-tenancy capability allows data managers to allocate performance, capacity bandwidth and quality of service as needed by their enterprise's various segments, departments and business units
- Encrypts data at rest while maintaining its blazing fast time to safety and industry-leading backup performance (Sepaton S2100-ES3's encryption of data at rest capability integrates with industry standard interoperability protocols for encryption key managers (EKM) that are compliant with industry-standards)

Sepaton Management tools

- VPN access / WebEx access
- SFTP access from the S2100 to the Sepaton support infrastructure
- Automation of daily SFTP uploads of the S2100 support ticket
- Delta View portal provides
  - Case management, Capacity planning
  - Backup reporting analytics
- Email configuration
  - Email Notification for Alerting
  - Email Distribution for DeltaStor Reporting

2 - SRE Nodes

We would be creating 2 - S2100 Storage pools to breakout Federal and Commercial. 2 trays of HUS110

- 1 Controller tray   27TBs Usable – 9/2/1 hot spare
- 1 Jbod   30TBs usable – 10/2

Storage Pool Breakout

The smallest storage pool can be 1 LUN = 1 tray

- 1 tray allocated for Federal
- 1 tray allocated for Non-Federal

Sepaton Encryption

Hardware-accelerated compression & encryption

- Leverages high-performance HiFn DX 1845 to do compression and encryption in unified pipeline
- Massive bandwidth provides compression and encryption throughput for 2 x 8Gbps Fibre Channel ports ingesting data with 100% change rate per SRE node

- Key management is external to VTL using an OASIS KMIP-compatible key manager (or the HP proprietary Enterprise Key Manger or the SafeNet Enterprise Key Manager which are both supported by our architectural approach)
- Communication with the Key Manager is via the CryptSoft KMIP SDK
- Provides linear scalability as SRE nodes are added to the system
- Performs predictably - no CPU performance impact on ingest or deduplication processing
- All customer data is encrypted before landing on disk
- Encryption keys never stored on disk

Sepaton Key Management

Key Management Availability: The VTL only needs to access the key manager at startup. The key is cached in memory (not on disk) while the VTL is running. At boot time the system interrogates the list of key managers (up to nine of them) to get the key. If no key manager responds, the system goes into maintenance mode. You can safely take key managers down for system maintenance once the Sepaton system has retrieved the key.

For security reasons, the VTL never stores the key on disk. It always checks for a key on reboot so that IT can revoke the key (or more commonly) disable the key manager in the event of a data center-wide security intrusion. If this were to happen, shut down the key manager and reboot the VTL to prevent access to live data on the VTL.

The key manager is essential infrastructure, like power or cooling. Once you decide to implement encryption, you have to maintain the infrastructure to enable encryption and decryption. It's like putting locks on your doors and locking the doors. You must keep a key in your pocket (your key manager) to be able to operate the lock.

The figure below depicts backend of the HP DL380p


HP DL380p Gen8
SRE Node
DX1845 – HiFN Cards
2x10GE NC552SFP
2x8G FC HBA (Backend) QLE2562 Ports 5(A) and 6(B)
Private Ethernet B
Private Ethernet A
Public Ethernet
4x8G FC HBA (Frontend) QLE2564
4x1GE 331T

Figure: Backend of HP DL380p

Iron Mountain Open Media and Closed Media Containers Procedures

- **Closed Container Program:** Iron Mountain rotates the container by its retention date. Iron Mountain picks up the locked container from the Health Net and stores it unopened at its vaulting facility. Iron Mountain does not interact with the media inside the closed container. The container has a single retention date; hence, the entire contents have the same retention date. Iron Mountain can provide information on which containers you have stored at their facility. Detail of the contents is Health Net's responsibility.

- **Open Container Program:** Iron Mountain rotates individual tapes by their retention date. Iron Mountain picks up the locked container from the Health Net, unlocks the container at its facility, and the media is slotted inside the Health Net's designated vault space. This interaction with the media is called an open container environment. Each tape within the transport container can have its own retention date. Iron Mountain can provide exact information on the media you have stored at their facility.

2.2.3.3 Monitoring tools

This section describes the proposed monitoring tools solution for storage and backup service towers:

- Hitachi command suite tools - centralized management for Hitachi storage system , availability , capacity and performance monitoring
- Sepaton (Delta View manager) – monitoring, Event management, reporting, capacity and performance management
- Spectra logic (Blue scale)– manage tape library (Media lifecycle management), media health monitoring
- Symantec NetBackup for backup management and integrating SNMP traps to HP OMi for alerts
- Event Flow Integration with HP OMi (MOM)

2.2.3.4 Service Deliverables

- Design , build and manage scalable, reliable online and offline storage environment in the primary and secondary DCs
- Logical separate storage setup for Federal and Non-federal applications and data
- Deploy Disk-to-Disk backup and Disk-to-Tape data vaulting
- To meet the VDI capacity requirements of approximately 5300 users (including about 3600 concurrent users)
- Primary and DR Storage Solutions will have high availability, resilience, performance and scalability.

2.2.3.5 Steady state support - Deliverables

The key highlights of the proposed solution for storage and backup service towers are described below:

Solution	Description
Solution Highlights	• A dedicated onsite / offshore delivery team performing all in-scope activities
Support Coverage	• 24x7 dedicated support – Offshore/Onsite (Non-federal) with on call • 24x7 Onshore support: o 8x5 dedicated support – (Federal onsite) with the rest on call
Delivery Location	• Onsite - Health Net offices • Offshore – Bangalore (India) ; Coimbatore (India)

The high level activities of storage and backup services are described below:

Level 1 Services: Storage

L1 Services will be provided in accordance with the procedures documented in the SOPs and will include the following:

L1 Team	• FC / director port monitoring
	• Array event monitoring
	• Storage array performance monitoring
	• Disk drives health monitoring
	• Array disk space capacity monitoring and reporting
	• Event monitoring
	• Storage controller Monitoring (CPU) and reporting
	• Where applicable, keep Health Net informed and notified on the status and progress

Level 2 Services: Storage

L2 Services will be provided in accordance with the procedures documented in the SOPs and will include:

- Incident management services
- Change management services

L2 Team	• LUN/Meta device configuration (creation, deletion, allocation)
	• Host systems configuration in the array manager (addition, modification)
	• Array event analysis
	• FC / HBA configuration in the host server
	• Multi-path configuration
	• Port configuration
	• Zone configuration
	• Event analysis

Types of incidents include following:

Server Monitoring	
L2 Team	• Storage availability
	• Space, Memory and Cache
	• Unauthorized / Inactive User Access
	• Backup
	• Disk space utilization
	• Security and configuration exception alerts

Basic Administration	
L2 Team	• Startup/shutdowns of Storage and Backup
	• Additional Space allocation
	• Initial troubleshooting and incident management
	• Set up storage and backup auditing

Level 3 Services: Storage

All unknown / new errors and problems will be resolved by L3 Storage Support group. This team will work with Vendors when required.

L3 Team	• Storage array performance analysis
	• Hardware modification (replacement/ expansion)
	• FC / HBA hardware modification (replacement/ expansion)
	• Device parameter configuration
	• Fabric firmware upgrade / management
	• Switch port performance analysis
	• FC cable connectivity modification (new/changes)

Level 1 Services: Backup and Recovery

L1 Services will be provided in accordance with the procedures documented in the SOPs and will include the following:

L1 Team	• Proactive monitoring and management of the backup environment (Client / Catalog Backup Jobs)
	• Troubleshooting and preliminary investigations of problem tickets
	• Unresolved tickets escalating to L2 team (whenever necessary)
	• Updating the problem tickets as per the observations and preliminary investigations
	• Monitoring backup server logs, OS logs, alert logs, event logs.
	• Maintaining and updating the log register
	• Monitoring of Scratch Pools

Level 2 Services: Backup and Recovery

L2 Services will be provided in accordance with the procedures documented in the SOPs and will include the following:

L2 Team	• Updating operation handbook / Runbooks.
	• Automation of backup jobs through scripting
	• Updating the design documents with respect to changes implemented
	• Troubleshooting, configuration management, Implementing changes
	• Restarting of failed backup jobs or running the jobs manually (whenever required)
	• Client configuration or de-configuration support
	• Coordinate hardware and software vendor technical support
	• Master / Media server configuration

Level 3 Services: Backup and recovery

L3 Services will be provided in accordance with the procedures documented in the SOPs and will include the following:

L3 Team	• Hardware configurations (Tape, Drive, VTL, etc.)
	• Handle backup / Restore requests
	• Create / delete / modify storage pools
	• Diagnosing, analyzing, performance management and capacity planning
	• Configuring backup/Recovery policies and maintaining record of changes to policies
	• Implementing best practices and recommendations (Data Depute)
	• Resolving escalated issue and creating the K.E.D.B. Conducting Root Cause Analysis (RCA) on Severity 1/2 issues

2.2.3.6 Dependency on Health Net

- Health Net to perform acceptance testing and sign-off on the following:
  - Backup Performance (LAN and LAN-Free)
  - RTO and RPO

- Testing the VDI environment

2.2.3.7 Risk and Mitigation

No	Risk Description	Probability	Impact	Mitigation Strategy
1	Availability of VM, Database and Application team resources for testing VDI and File shares	Medium	Medium	Resource requirements and schedules will be developed during the planning phase and will be communicated to the concerned teams

2.2.4 Servers/VMs

2.2.4.1 Highlights of Scope Validation Workshop

Description	Pre Scope Validation Workshop	Post Scope Validation Workshop
Scope	DC1 - 98 Cisco UCS (Unified Computing Systems) manager Blades • 11 ESX Blades for service towers VM 25% and 2 blades for HA • 70 ESX Blades for VDI distribution and 4 blades for HA • 1 SCCM on Microsoft Hyper-V • 7 ESX blades for VDI infrastructure • 3 ESX blades for Citrix XenApp	DC1 - 106 Cisco UCS (Unified Computing Systems) manager Blades • 84 - B200 M3 2 socket 10 core 384GB memory ○ 84 ESX Blades for VDI • 22 - B200 M3 2 socket 10 core 256GB memory ○ 1 bare-metal Blade for SCCM ○ 16 ESX Blade for Private cloud ○ 5 ESX Blade for - Management
	DC2 - 16 Cisco UCS (Unified Computing Systems) manager Blades • 14 ESX blades for service towers VM25% (includes HA and Federal) • 1 ESX Blades for VDI distribution • 1 ESX blades for Citrix XenServer	DC2 - 11 Cisco UCS (Unified Computing Systems) manager Blades • 5 - B200 M3 2 socket 10 core 384GB memory • 6 - B200 M3 2 socket 10 core 256GB memory ○ 6 ESX Blades for Private cloud
	• 42 Cisco C220 M3 rack servers	• 36 Cisco C220 M3 rack servers
	• C220 M3 racks servers configured with single physical server to support SCCM , print service and Antivirus scan	Servers will be configured to run two guest windows OS on Microsoft Hyper-V • VM1 - server to support SCCM , print service and Antivirus scan • VM2 - Domain controller (future requirement)
		VMware architecture change • 4 VMware clusters for resource grouping and access restriction between Federal , Non-federal, VDI, and

Description	Pre Scope Validation Workshop	Post Scope Validation Workshop
		Cognizant management tools • 3 vCenter with heart beat 1 for VDI, 1 Federal, and 1 for Non-federal

2.2.4.2 Solution Approach

Cognizant will deliver WAN connected highly virtualized production and test environments utilizing current generation Hypervisors including Microsoft Hyper-V and VMware ESXi. The delivered open systems environments will consist of the following: Wintel (with current Microsoft versions through Windows 2012 Standard), Red Hat Enterprise Linux and virtual Appliances (Symantec NetBackup and others). The environment split consists of the following Non-federal and Federal breakdown to meet the capacity consistent with 25% service towers. All VM's and Servers will utilize SCCM for patch management and software distribution.

- VM Non-federal 25%
  - Prod - 75 VM's with 4vCPU and 16GB vRAM
  - Non-Prod 20 VM's with 2 vCPU and 12GB vRAM
  - Storage 15TB
- VM Federal 25%
  - Prod – 40 VM's with 4vCPU and 16GB vRAM
  - Non-Prod 20 VM's with 2 vCPU and 12GB vRAM
  - Storage 10TB
- Enterprise class availability, scalability and robust infrastructure
- Standardization of server architecture to reduce cost of maintenance
- Will utilize a Reference Architecture approach with UCS B200 M3 blades (Cisco Unified Computing Systems) and Cisco C220 M3 1 RU servers
- Utilize 4x10Gbps ports for Networking and Storage
- Currently using 15:1 ratio for virtual servers
- About 10% white space for future growth
- Cognizant chose UCS because of its agile and flexible capabilities and its wide range acceptance by many storage vendors. Cisco UCS manager is the industry leader in scalable virtualized environments on converged networks
- Federal VM's will be isolated from Non-federal VM's by residing on designated Federal B200 M3 blades which will be in the same Chassis as Non-federal Blades. This configuration needs to meet NIST requirements. Once all servers are in place Cognizant will start the certification process. These efforts will consist of security scans, reporting and remediation in support of audit/compliance activities.
- Rapid provisioning and management with Cognizant proprietary provisioning tool - Cloud36.

C220 M3 Servers:

36 Cisco C220 M3 servers would be built and deployed at the remote Health Net offices to support services like SCCM 2012, Print service and Antivirus scan servers. The Cisco C220 M3 will be used to meet future requirement like Active Directory Domain Controllers

Connectivity Details for C220 M3

- 2 Network interface – 1Gbps for LAN connectivity (with redundancy)
- 1 Management Interface – 1Gbps for Management
- 33 Servers will be deployed in this configuration for connectivity to Health Net remote LAN
- 3 Servers will be deployed to Datacenter
- 2 servers in DC1 and 1 Server will be deployed in DC2
- 2 Network interface – 10Gbps for LAN connectivity (with redundancy)
- 1 Management interface - 1Gbps for management

C220 M3 server connectivity in Health Net remote sites
Diagram below depicts the connectivity of C220 M3 server in Health Net remote sites:


LAN 1
Network Mgmt
LAN 2
HN Remote LAN
HN Remote Mgmt LAN

Figure: Connectivity C220 M3 Server – Remote Site

C220 M3 server connectivity in DC1 and DC2
Diagram below depicts the C220 M3 server connectivity in DC1 and DC2:


Network Mgmt
NIC 1
NIC 2
5596
5596

Figure: Connectivity C220 M3 Server – DC1 and DC2

C220 M3 server - Virtualization Details

- Servers will be configure to run two guest Windows OS on Microsoft Hyper-V
- If a C220 M3 requires more than 2 VM's the Hypervisor will be changed to VMware ESXi
- VM1 - would be installed and configured with SCCM 2012 distribution point, print service and Antivirus scan servers
    - VM1 would be installed with SCCM 2012 to support 1 secondary site along with 28 distribution points for branch offices across CA location. For the remaining locations 5 dedicated distribution points are considered
    - VM1 will also be configured as print servers by adding the necessary print queues applicable to that respective site/ users
    - VM1 deployed in 26 smaller sites will also be configured to provide File Share and Antivirus scan. The 8 larger sites will have 2 C220 M3 physical servers and both the servers will be configured as antivirus scan servers
- VM 2 - Active directory domain controller (future requirement)

Server Distribution details

The following locations (22) will be installed with 1 Cisco C220 M3 Rack server

Server Distribution details				
Chatsworth	Oakland DDP	International/ Prospect Park	San Diego	Tigard
Fresno	Oakland Grand	Whiterock 2	San Marcos	Tucson
Huntington Beach	Glendale	San Bernardino	San Mateo	Arlington

Concord	Modesto	Tempe	Mercantile	Johnstown
Hampton	DC1	*ElCerrito	*Mountain view	*San Jose
	Visalia	Califa		

The following locations (7) will be installed with 2 Cisco C220 M3 Rack servers

Server Distribution details			
Irving	Sun Center	San Rafael	Aerojet
DC1	Woodland Hills	GoldPoint	*Boulder FS
	*Boulder Corp		

**Note – Red boxes are sites that been determined to small or incumbent DC location and where not putting equipment in those sites.*

Connectivity details for UCS with B200 M3 blades

Connectivity to the Cisco UCS manager chassis consists of a 2 X 10Gbps Ethernet connection to each of the converged fabrics for 4 10GBps connection. This ensures that there is no single point of failure in the design. Virtual Connectivity to each B200 M3 blade is policy based. Traffic over the links is well defined to allow adequate bandwidth to all required services. Services bandwidth can be adjusted on demand to meet the needs of vMotion and Backup. The remaining bandwidth is for data traffic. Reference Architecture, Logical flow and Physical connectivity for UCS demonstrating end to end connectivity is represented in the illustration below.

Replication between DC1 and DC2 can be done using vCenter replication or HNAS


Reference Architecture – Non-Federal
Centennial Data Center (Non-Federal)
Phoenix Data Center (Non-Federal)
LAN
WAN
LAN
Virtual Machine 1
Virtual Machine 2
Virtual Machine 3
Virtual Machine 4
Virtual Machine 5
Virtual Machine N
vSphere
VIC 1240
HDS Connection
Nexus 5596
UCS 2204
FCoE 10Gbps
FCOE
UCS 6296
MDS 9513
FC 8Gbps
HDS VSP
28.8TB

Figure: Reference Architecture Commercial


Centennial Data Center (Federal)
Phoenix Data Center (Federal)
LAN
WAN
Nexus 5596
Nexus 5548
VIC 1240
HDS Connection
10Gbps
FCOE
UCS 6296
MDS 9513
FC 8Gbps
HDS VSP
20 TB
7.2 TB

Figure: Reference Architecture - Federal

UCS Infrastructure for VDI

The diagram below depicts UCS blade server and Storage SAN connectivity:

(The red line shows the Data flow for VDI object storage, it will be using NFS via the 10G network to the HNAS. The HNAS will be the mechanism to control the VDI storage pool on the VSP via 4 FC connections per controller.)


Virtual Machine
Virtual Machine
Virtual Machine
Virtual Machine
HDS MPIO driver
VSphere
TBD
TBD
N=1
N=11
IOM2204xp
IOM2204xp
2x10GE
2x10GE
UCS 6296
Fabric A
UCS 6296
Fabric B
Nexus
5596
Nexus
5596
4x10GE
4x10GE
8 FC 8GB
8 FC 8GB
FC 8GB
FC 8GB
VDI
Storage
Pool
HNAS 4080
HNAS 4080
Object Based
file
Object Based
file
Hitachi VSP

Figure: UCS Blade Server and Storage San Connectivity - VDI

UCS Infrastructure for Cloud

The diagram below depicts UCS blade sever and Storage SAN connectivity:

The red line shows the data flow for block storage, it will be connecting from the USC chassis via 6296 (DC1) or 6296 (DC2) to a set of 5596 via 10G network. The set of 6296 will connect Cisco MDS 9513 to the VSP via 8GB fiber channel (16 8Gbps to switch 1 and switch 2). The environment is currently setup for FC and the final protocol will be determined during the LLD.


Virtual Machine
Virtual Machine
Virtual Machine
Virtual Machine
HDS MPIO driver
VSphere
B200M3 2x10 384GB Ram
TBD
N=1
N=2
IOM2204xp
IOM2204xp
2x10GE
2x10GE
UCS 6296
Fabric A
UCS 6296
Fabric B
MDS 9513
Fabric A
MDS 9513
Fabric B
Nexus
5596
Nexus
5596
Core Switch
General Storage Pool
Hitachi VSP
Nexus
7010
Nexus
7010
—FCOE— 10 Gbps
—Eth— 10 Gbps
—FC— 8 Gbps

Figure: UCS Blade Server and Storage San Connectivity - Cloud

Primary Datacenter DC1

UCS blade server / Hardware details

- 106 Cisco UCS (Unified Computing Systems) manager Blades with 8 Blades per Chassis
    - 84 Blades - B200 M3 w/ 2 socket 10 Core and 384 GB Memory
    - 22 Blades DR - B200 M3 w/ 2 socket 10 Core and 256 GB Memory
- 2 Chassis for Private Cloud
- Break out of Blade Servers
    - 14 ESX Blades for service towers VM 25% (private cloud) with 2 blades for HA
        - 2 blades + 1HA for Federal and 5 blades free
        - 2 blades + 1HA for Non-federal and 5 blades free
    - 70 ESX Blades for VDI distribution with 4 blades for HA
    - 1 SCCM bare metal
    - 3 ESX blades for Citrix XenApp
    - 7 B200 M3 VDI Infrastructure
    - 5 Blades for management

The diagram below depicts Centennial Datacenter (DC1) - Physical rack layout


DC1 Centennial
Management
VDI
VDI
VDI
VDI
Virtual
Private Cloud

Figure: Physical Rack Layout – DC1

Secondary Datacenter DC2

UCS blade server / Hardware details

- 11 Cisco UCS (Unified Computing Systems) manager Blades with 8 blades per chassis
  - 5 Blades (VDI) - B200 M3 w/ 2 socket 10 Core and 384 GB Memory
  - 6 Blades - B200 M3 w/ 2 socket 10 Core and 256 GB Memory
- Break out of Blade servers in Secondary DC
  - 6 ESX blades for service towers VM 25% (includes HA and Federal)
    - 1 Blades + 1 HA for Federal and 1 open blade
    - 1 Blades + 1 HA Non-federal and 1 open blade
  - 5 ESX Blades for VDI distribution

The diagram below depicts Secondary Datacenter (DC2) - Physical rack layout


DC2 (VDI and Cloud, 1 rack front and back)
Front View
Back view

Figure: Physical Rack Layout – DC2

Software Details	
Virtual Desktop Broker	Citrix Xen Desktop
VDI Desktop Provisioning	Citrix Provisioning Services 7.1
User Profile Management	Citrix User Profile Manager
VDI Personalization	Citrix Personal vDisks
Licensing	Citrix License Server 11.11
Virtual Desktop OS	Microsoft Windows 7
Windows Server 2012	Standard version
Database	Server Microsoft SQL Server 2012
Hypervisor Management	VMware vCenter Server 5 standard
HA monitoring	VMware vCenter Hearbeat 5.5
VDI Hypervisor	VMware vSphere Desktop Edition
Hypervisor	VMware VSphere Enterprise Plus
Private cloud	Cognizant Cloud 360

DC1 Licensing

- DC1 software licensing requirements comments
    - VMware is licensed by the CPU physical socket while Windows is license per computer
    - 81 of the blades will use VS5-dt100vm-c Qty 53. VS5-dt100vm-c are 100 count pool licenses for VDI

- 3 blades w/ 2cpu x = 6 CPU with VMware Enterprise Plus
- 16 blades for cloud infrastructure – In this phase there will be 3 (2+1HA) Non-federal, 3 (2+1HA) Federal (12CPU of VMware Enterprise Plus)
- 1 blade x 2CPU SCCM – dedicated
- 5 blades x2 (10cpu will have VMware Enterprise Plus)

DC2 Licensing

- DC2 software licensing requirements comments
  - 5 blades will use the VS5-DT100VM-C Qty 3 from the existing pool at DC1 during DR exercises
  - 6 blades for cloud but will start out with 2 (1+1HA) Non-federal, and 2 (1+1HA) for Federal (8CPU Cloud 360)

Software Licensing Totals

Server / VM Licensing Requirements	DC1 C220 M3	DC1 B200 M3	DC2 C220 M3	DC2 B200 M3	Total
Microsoft					
Windows 2012 Data Center Edition					
Windows 2012 Standard Edition	5Mgmt 1 SCCM				6
Cognizant Cloud 360		TBD		TBD	TBD
VMware					
VS5-dt100vm-c		53		In DR 3 reassigned	53
Enterprise Plus		28		8	36
Red Hat Enterprise	TBD		TBD		

Security considerations

Health Net Federal Information systems (IS) are currently following HN defined NIST requirements and will require recertification due to the state change. Health Net has indicated that IS going forward will be Certified and Accredited (C&A) on NIST. The NIST process is illustrated below:


NIST 800-37 Risk Management & Certification and Accreditation Tasks
Phase 1 – Task 1
Initiation
Phase 1 – Task 2
Initiation
Phase 1 – Task 3
Initiation
Phase 2 – Task 4
Certification
Assess & Evaluate Security Controls
Phase 2 – Task 5
Certification
Document Security Certification
Phase 3 – Task 6
Accreditation
Phase 3 – Task 7
Accreditation
Document Security Accreditation
Phase 4 – Task 8
Monitoring
Manage & Control Configuration
Phase 4 – Task 9
Monitoring
Monitor Security Controls
Phase 4 – Task 10
Monitoring
Report & Document Status
Primary Responsibility
Phases
NIST 800-37
SDLC

Figure: NIST Process

2.2.4.3 Monitoring Tools

This section describes the proposed tools solution for Server/VM service towers:

- Cisco UCS manager for monitoring hardware components, fault detection, auditing, and statistics collection
- Cisco UCS manager will be used for the Datacenter management
- HP OMW for Windows server monitoring
- Virtualization monitoring using HP OM VSphere SPI
- Database monitoring using HP OM DB SPI (SQL server Monitoring)
- Event Flow Integration with HP OMi (MOM)
- Cloud 360 for Virtual management, monitor Hypervisor and rapid VM provisioning
- SCCM for Software distribution/patching
- OEM tools like Microsoft Deployment tool for image management
- Manage Engine Asset Explorer for asset management

2.2.4.4 Service deliverables

- Design , Build and Manage scalable, reliable server environment in DC1 and DC2 to meet Federal and Non-federal requirement for service towers like VDI , SCCM , VM and management server

- Integration with Cloud 360 into VMware for VM management and support VM provisioning
    - Create initial Service catalog for rapid provisioning, this will be a living catalog and will evolve over time.
    - Create initial customer reports based of detail design
- Test the server environment VMware HA functionality
- Health Net standard monitoring tools will be installed on the server as part of standard build. For ex: McAfee TPE, Titanium client, and Quest Intrust
- Create and maintain Build and Runbook documents

2.2.4.5 Steady state support - Deliverables

Solution	Description
Solution Highlights	• A dedicated Onsite / Offshore delivery team performing all in-scope activities
Support Coverage	• 24x7 dedicated support – Offshore/Onsite (Non-federal) with on call • 24x7 Onshore support: o 8x5 dedicated support – (Federal onsite) with the rest on call
Delivery Location	• Onsite - Health Net Offices • Offshore – Bangalore; Coimbatore

Level 1 Services

"Level1" Services will be provided for the servers. L1 Services will be provided in accordance with the procedures documented in the SOPs and will include the following:

L1 Team	• Servers status Monitoring
	• Monitor server logs and do initial troubleshooting steps define in Runbook
	• Escalate to L2 team when necessary
	• Carry out daily, weekly and other regular reporting activities as defined in the SOPs
	• User / group account management, access permissions
	• Act as the central point of contact between Health Net and Cognizant for tickets
	• Broadcast communications authorized by the Health Net to users.
	• Where applicable, keep Health Net informed and notified on the service status and progress

Level 2 Services

L2 Services will be provided in accordance with the procedures documented in the SOPs and will include:

- Incident Management Services
- Change Management Services
- Maintenance of server configuration documentation in the CMDB (Configuration Management Database)
- Managing and configuring Cloud360

- Managing and configuring VMware Enterprise Plus

L2 Team	• Security Management – OS hardening / Password management
	• Carry out scheduled server maintenance / reboot activities
	• Administration of Physical and Logical server Partitions
	• Administering clusters (Adding packages , modifications to package configuration, startup/shutdown of packages)
	• Installation of patch bundles / firmware upgrades
	• Configuration of new hardware
	• Disk space management
	• Performance management like Kernel Tuning
	• Installation of packages / applications
	• Volumes / File system management
	• Escalate any technical problem to L3 team when necessary
	• Implementation of Service improvement plan / Best practices
	• Maintain Incident information in the KEDB (Known error Database)
	• Carry out daily, weekly and other regular reporting activities for Incidents.

Types of incidents include following:

Server Monitoring	
L2 Team	• Server availability
	• Space, Memory and Cache
	• Replication / Stand by monitoring
	• Unauthorized / Inactive User Access
	• Backup status
	• Disk space / Table space utilization
	• Security and configuration exception alerts

Basic Administration	
L2 Team	• Startup/shutdowns of Servers
	• Additional Space allocation
	• Initial troubleshooting
	• Set up server auditing

Level 3 Services

All unknown / new errors and problems will be resolved by L3 server Support group. This team will work with Vendors when required.

L3 Team	• Server planning and Design services
	• Design any special application or security requirements.
	• Setup redundant / load balanced servers for application requiring high availability –

	Server clustering / network /Server load balancing
	• Administration / handling issues related to clusters.
	• Provide technical escalation support to L1 and L2 team when required
	• Troubleshoot installation
	• Validate the new servers before releasing to production
	• Work closely with Problem Management organization on the remediation of all problems directly or indirectly related to server engineering
	• Capacity Management
	• Troubleshoot major server issues on virtual and physical servers
	• Conduct Root Cause Analysis (RCA) on Severity 1 issues
	• Monitor for patches and test
	• Prepare work plan for major maintenance activity
	• Deploy patch
	• Confirm patch efficacy, no adverse effects
	• Disaster recovery solution design, benchmarking, load testing, implementation, configuration, monitoring and troubleshooting, both internal and external

2.2.4.6 Assumptions

The following are the assumptions considered under Servers/VMs

- Cognizant will provide the VM and OS licenses if they are not available with Health Net
- Cognizant will purchase Microsoft Windows Datacenter licenses and Redhat Enterprise subscriptions if needed to accomplish the design objectives of the solution architecture
- Cognizant will work with Health Net to ensure License compliance
- Cognizant will not use unlicensed software in the performance of this contract
- Advance notice for any large project with space requirement above the 10% additional capacity
- Cognizant to have prebuilt small, medium, and large VM profiles in our Service catalog within cloud 360 to help with rapid provisioning, but Cognizant will refine this during the detail design workshops with Health Net
- Federal and non- Federal servers may be physically co-located with spares in the chassis

2.2.4.7 Dependency on Health Net

The following are the dependencies considered under Servers/VMs

- Health Net will provide standard security tools which needs to be installed as part of the standard builds.

2.2.4.8 Risk and Mitigations

S.No	Risk Description	Probability	Impact	Mitigation Strategy

S.No	Risk Description	Probability	Impact	Mitigation Strategy
1	Licensing to ensure DC failover	Medium	Medium	Cognizant will review licensing with vendors to address gaps
2	Multiple Hypervisor solutions complicate management and require subject matter experts to possess deep knowledge of multiple competitive products	Medium	Medium	Cognizant will ensure that all subject matter experts possess the required knowledge to administrate deployed virtualization solutions
3	Blade based solutions draw more power than the typical rack infrastructure	Low	Low	Cognizant will work with DC managers to ensure that implemented UCS have adequate power and cooling
4	Vendor licensing changes during the life of UCS	Medium	Medium	Cognizant will work with solution providers to identify potential EOL and availability issues to ensure that UCS as deployed will not be impacted
5	IS NIST certification	High	High	Cognizant will work with Health Net to deployed IS meet NIST C&A requirements
6	Access to Key SME's from incumbent during Implementation	Medium	Medium	Cognizant will work with system owners to define escalation and support criteria that ensure timely access to SME's

2.2.5 Monitoring Tools

2.2.5.1 Highlights of Scope Validation Workshop

Description	Pre Scope Validation Workshop	Post Scope Validation Workshop
Scope	• Common OS Monitoring Solution for both Federal and Non-federal	• Dedicated Federal OS monitoring solution
	• Basic out of box performance reports which will be used for Capacity Management	• Enhanced Service Health reporter with historical data storage capability for OS and Network performance analysis (Additional effort has been considered to build HP SHR)
	• VMware Monitoring was considered through vCenter and planned only for OS monitoring using HP OM	• In depth Virtualization monitoring has been added in the solution along with HP OM
	• No Development and Test environment considered	• Added development and Test environment as part of new solution

2.2.5.2 Solution Approach

Cognizant's enterprise monitoring tools solution which has immense flexible and scalable architecture to support strategic requirement. The following are the key services achieved using our tools solution.

Technology	Environment	Availability Monitoring	Performance Monitoring (Used for Capacity Mgmt.)
Operating System	Federal	HP OMW-1	HP Service Health Reporter
Operation System	Non-Federal	HP OMW-2	HP Service Health Reporter
Network Device	Federal and Non-Federal	HP NNMi	HP Service Health Reporter
Physical Server	Federal and Non-federal	Cisco UCS manager	
vSphere	Federal and Non-federal	vCenter	HP OM VSPI and vCenter
Storage	Federal and Non-federal	Hitachi Tuning Manager	Hitachi Tuning Manager
NetBackup	Federal and Non-federal	Symantec NetBackup	Symantec NetBackup
Virtual Disk Libraries	Federal and Non-federal	Sepaton	Sepaton
Tape Disk Libraries	Federal and Non-federal	Spectra logic	Spectra logic
VCloud Enterprise	Federal and Non-federal	Cloud 360	Cloud 360

High level ESA Tools Solution

The figure below depicts the representation of the overall tools functionality, integration and IT user's operation model


Health Net VDI Infrastructure & App
Citrix Monitoring
Tape Libraries Monitoring
Virtual Disk Libraries Monitoring
Storage Monitoring
SQL Database Monitoring
Vsphere Monitoring
OS Monitoring - Commercial
OS Monitoring - Federal
Network Monitoring
Server Monitoring
Citrix Edgesight
Spectralogic
Sepaton
Hitachi Tuning Manager
HP OMW1&2 + DB SPI
HP OMW 1&2 + Virtualization SPI
HP OMW2 + PM
HP OMW1 + PM
HP NNMi + ISPI
Cisco UCS
Events
Swivel Chair Integration
HP OMi (Manager of Manager)
BMC Remedy
ME Asset Explorer
HP Service Health Reporter
Server & Network SMEs
Legends
Eyeball View
Performance Data flow
Event Flow

<u>Figure: Operation Model</u>

- HP tools will be integrated with HP OMi using built-in adaptors and other monitoring tools will be integrated with HP OMi through SNMP traps
- All the events from individual monitoring tools will be directed to HP OMi (MoM)
- Performance data from HP OMW and HP NNM will be directed to HP Service Health Reports (includes DB and Virtualization SPI performance report)
- BMC remedy will be integrated with HP OMi for auto ticketing
- Cognizant's L1 team will monitor incidents in the BMC remedy tool
- Asset information will be tracked in Manage Engine Asset Explorer
- Cognizant's IT operations team will leverage HP Service Health Reporter to analyze Operating System, Database, Virtualization and Network performance
- HP Service Health report has a capability to capture historical data for a year to perform trend analysis

Proposed Tools Architecture in Production


Commercial Network
Production Environment
HP OMi
HP SHR
HP BSM
Domain Tools
Citrix EdgeSight
Hitachi Tuning Manager
Sepaton & Spectrangle
Cloud360
Cisco UCS & Prime
ME Asset Explorer
iSPI
HP NNMi
Common SQL Database
HP OMW
HP PM
HP OMW
HP PM
Federal Network
VMware
Legends
Event Flow
Monitoring Data Flow
OMW - Operation Manager Windows
BSM - Business Service Management
NNM - Network Node Manager
SHR - Service Health Reporter
OMi - Operation Manager (MOM)
SPI - Smart Plugin
Virtual Servers

Figure: Commercial Network

Proposed tools architecture in development


Development Environment
HP OMi
HP SHR
HP BSM
Domain Tools
Citrix EdgeSight
Hitachi Tuning Manager
Sepaton & Spectrangle
Cloud360
Cisco UCS & Prime
Common SQL Database
HP NNMi + iSPI
HP OMW + PM
Legends
Event Flow
Monitoring Data Flow
OMW - Operation Manager Windows
BSM - Business Service Management
NNM - Network Node Manager
SHR - Service Health Reporter
OMi - Operation Manager (MOM)
SPI - Smart Plugin
Virtual

Figure: Development Environment

2.2.5.3 Service Deliverables

- Implementation of HP Operation Manager Windows (1 – Federal and 2 – Non-federal)
- Implementation of Database monitoring using HP OM DB SPI(SQL DC Monitoring related to VDI)
- Implementation of Virtualization monitoring using HP OM VSPI (vSphere)
- Implementation of Performance Manager
- Implementation of HP Network Node Manager and iSPI
- Implementation of Service Health Reporter
- Implementation of HP Operation Manager (Manager of Manager – MOM)
- Centralized Event Integration using HP Omi for 9 individual Monitoring tools (2 – HP OMW, HP NNMi, Citrix Edge sight, Hitachi Tuning Manager, Sepaton, Spectra logic, Symantec NetBackup, Cloud360, Cisco UCS manager and vCenter)
- Operating system and Networks performance reports using HP Service Health Reporter
- Implementation of Manage Engine Asset Explorer and import asset inventory into Asset Explorer

Service availability tools mapping

The figure below depicts the mapping of tools with their functionality for various infrastructure elements in Health Net's environment:

Health Net Tools Matrix

Legends: Event Aggregator | Primary Tools | HealthNet Tools | Future tools**

Tools Vs. Funcationality

Tower / Technology	Service Availability Tools Mapping	HP OMi (MOM) - Events	HP Operation Manager	HP Network Node Manager	HP Service Health Reporter	Citrix Edgesight	Hitachi Command Suite	Symantec Netbackup	Speton Deltaview	Spectralogic	Cisco Prime DCNM	Riverbed Mgmt tool	Cisco UCS manager	Cisco Security Manager	Oracle Enterprise Manager 12c	SCCM 2012	Symantec Altiris	SQL Server Utility Control Point	SQL IDERA and ITCAM	SQL Server Management Studio	ME Asset Explorer	BMC Remedy*	BMC ADDM	Flexra Admin Studio	Microsoft Deployment tool	Cloud 360 (Vcloud Enterprise)	Lite Speed & RMU	Currently No Tools/Manual	HP Application Perform. Mgr.	ServiceNow or HP SAW
Hardware Servers & N/W	Availability	✓											✓																	
Network Devices	Availability & Performance	✓		✓	✓						✓																			
Operating System	Availability & Performance	✓	✓		✓																									
Virtualization	Availability & Performance	✓	✓		✓																					✓				
SQL Database	Availability & Performance	✓	✓		✓													✓	✓				✓							
Oracle Database	Availability & Performance														✓															
VDI	Performance / Diagnostic					✓																								
Citrix Enviroment	Availability & Performance	✓				✓																								
Storage	Availability & Performance	✓					✓																							
Backup	Availability & Performance	✓						✓	✓	✓																				
Virtual Disk Libraries	Availability & Performance	✓						✓	✓																					
Tape Libraries	Availability & Performance	✓						✓		✓																				
Capacity Mgmt.	Capacity Management		✓	✓	✓	✓	✓	✓	✓	✓		✓		✓	✓			✓								✓				
Firewall Mgmt	Availability & Performance	✓												✓																

Management Tools Mapping

Legends: Event Aggregator | Primary Tools | HealthNet Tools | Future tools**

Tools Vs. Funcationality

Technology	Management Tools Mapping	HP OMi (MOM) - Events	HP Operation Manager	HP Network Node Manager	HP Service Health Reporter	Citrix Edgesight	Hitachi Command Suite	Symantec Netbackup	Speton Deltaview	Spectralogic	Cisco Prime DCNM	Riverbed Mgmt tool	Cisco UCS manager	Cisco Security Manager	Oracle Enterprise Manager 12c	SCCM 2012	Symantec Altiris	SQL Server Utility Control Point	SQL IDERA and ITCAM	SQL Server Management Studio	ME Asset Explorer	BMC Remedy*	BMC ADDM	Flexra Admin Studio	Microsoft Deployment tool	Cloud 360 (Vcloud Enterprise)	Lite Speed & RMU	Currently No Tools/Manual	HP Application Perform. Mgr.	ServiceNow or HP SAW
Hardware Servers & N/W	Administration												✓																	
Network Devices	Administration										✓	✓																		
Firewall Mgmt	Administration													✓																
Remote Desktop Mgmt.	AccessFunctionality															✓														
Citrix Mgmt.	Administration					✓																								
Virtualization Mgmt.	Administration																									✓				
VDI Mgmt.	Administration					✓																								
Storage	Administration						✓																							
Backup	Administration							✓																			✓			
Virtual Disk Libraries	Administration								✓																					
Tape Libraries	Administration									✓																				
Desktop Patch Mgmt.	Software Distribution															✓														
Windows Patch Mgmt.	Software Distribution															✓														
Non x86 path Mgmt.	Software Distribution																											×		
Application Packaging	Development																							✓						
Image Management	Provisioning															✓									✓					
SQL Server Mgmt	Administration																	✓		✓										
Desktop	Asset Management																✓													
VDI	Software Distribution															✓														

IT Service Management Mapping

Health Net Tools Matrix

Legends	Event Aggregator	Primary Tools	HealthNet Tools	Future tools**

Tools Vs. Funcationality		HP OMi (MOM) - Events	HP Operation Manager	HP Network Node Manager	HP Service Health Reporter	Citrix Edgesight	Hitachi Command Suite	Symantec Netbackup	Speton Deltaview	Spectralogic	Cisco Prime DCNM	Riverbed Mgmt tool	Cisco UCS manager	Cisco Security Manager	Oracle Enterprise Manager 12c	SCCM 2012	Symantec Altiris	SQL Server Utility Control Point	SQL IDERA and ITCAM	SQL Server Management Studio	ME Asset Explorer	BMC Remedy*	BMC ADDM	Flexra Admin Studio	Microsoft Deployment tool	Cloud 360 (Vcloud Enterprise)	Lite Speed & RMU	Currently No Tools/Manual	HP Application Perform. Mgr.	ServiceNow or HP SAW
Technology	IT Service Managememnt																													
All Technology	Service Request																					✓								✓
	Incident Request																					✓								✓
	Change Request																					✓								✓
	Problem Mgmt.																					✓								✓
	Release Mgmt.																					✓								✓
	Knowledge Mgmt.																					✓								✓
	Service Level Mgmt.																											×		✓
	Asset Management		✓	✓		✓							✓		✓	✓	✓	✓			✓	✓								✓
	CMDB																					✓								✓
	Auto Discovery																						✓					×		✓

*BMC Remedy will be replaced with Service Now or HP tools set like HP UCMDB (Universal Configuration Management Database) or HP SAW in the future

**Future tools are only for reference; will not be included in this service engagement

Modules with in Hitachi Command Suite are,

- Command Director
- Device Manager
- Dynamic Link Manager Advanced
- Dynamic Provisioning
- Dynamic Tiering
- Replication Manager
- Tiered Storage Manager
- Tuning Manager
- Itrack

Modules with in Oracle Enterprise Manager 12c Cloud Control

- Oracle Diagnostics Pack
- Oracle Tuning Pack

2.2.5.4 Steady state support – Deliverables

Key highlights of the proposed solution for Monitoring tools are described below:

Solution	Description
Solution Highlights	• A dedicated onsite / offshore delivery team performing all in-scope activities

Solution	Description
Support Coverage	• 24x7 dedicated monitoring support - Offshore • 24X7 Onshore support 8x5 dedicated support – Onsite (Federal) with the rest on call
Delivery Location	• Onsite - Health Net Offices • Offshore – Bangalore ; Coimbatore

Tools Support Services

Tools support services will be provided in accordance with the procedures documented in the SOPs and will include the following:

Tools Support Team	• Support tools environment
	• Configure and troubleshooting agents in new environment
	• Monitoring and tuning the alert parameters
	• Analysis, reduction event correlation, suppress duplicate alerts
	• Report preparation and analysis
	• Automatic trouble ticket generation for error conditions

2.2.5.5 Assumptions

- Proposed effort are limited to out of box implementation and no customization
- Monitoring and management tools for the foundation and service towers will be installed on the management servers in standalone mode and HP OMI will be installed and configured with high availability
- All authorized support Health Net staff will have read access to any tools approved through Health Net's approval processes

2.2.5.6 Dependency on Health Net

- Health Net would facilitate HP OMi integration with BMC Remedy tool for auto ticket creation
- Health Net Support is required to accomplish prerequisites like domain group creation AD, domain account creation, firewall access, etc.

2.3 Service Towers

2.3.1 VDI

2.3.1.1 Highlights of Scope Validation

Description	Pre Scope Validation Workshop	Post Scope Validation Workshop
Scope	• A total of **5000** hosted virtual desktops are required. There are **three waves** or phases to this implementation. • Initial wave wise VDI requirement o Non-Persistent ▪ 300 (Wave 1) ▪ 3000(Wave 2) o Persistent = 1700 (Wave 3) • Xen Desktop 7 with provisioning services • Citrix UPM will be used for user profiles • Citrix EdgeSight will be used for monitoring • Non-persisting VDI configuration details -2Gb RAM, 1 VCPU, 60 Gb, 10Gb Write cache, 12 IOPS • Persistent VDI configuration details - 8Gb RAM, 2 VCPU, Cache disc - 80 GB for provisioning - PVS + (persistent disc - 40Gb additional for storing data), 10Gb Write cache, 20 IOPS • Image - Win 7 64Bit(2-3 images)	• A total of 5300 hosted virtual desktops are required. The implementation is going to spread across 2 phases • Updated wave wise VDI requirement o Non-Persistent= 3300 (Wave 1) o Persistent = 2000 (Wave 2) • Xen Desktop 7.5 with provisioning services • Citrix UPM will be used for user profiles • Citrix EdgeSight will be used for monitoring • Non-persisting VDI configuration details -2Gb RAM, 1 VCPU, 60 Gb, 10Gb Write cache, 12 IOPS • Persistent VDI configuration details - 8Gb RAM, 2 VCPU, Cache disc - 80 GB for provisioning - PVS + (persistent disc - 40Gb additional for storing data), 10Gb Write cache, 20 IOPS • Image - Win 7 64Bit(2-3 images) • Non-persistent(Federal – 300, Non-federal – 3000) • Persistent (Federal – 30 and Non-federal – 1970) • Test/UAT environment will be built and would be in use for all patch testing and other application update testing (DC2)

NOTE: Design Decision:

PVS v/s MCS: Cognizant has designed based on best practices, and will be using Xen Desktop 7.5 with PVS for 2000 persistent VDI Users, based on consultation with Citrix and WWT. Per Health Net's request, if PVS does not work as advertised, Cognizant will revert to MCS, and an additional storage of 150 TB will need be procured at that time, and cost will be charged to Health Net.

2.3.1.2 Solution Approach

- The solution provided for Health Net uses Citrix Xen Desktop 7.5 with provisioning server over VMware vSphere platform.
- The Xen Desktop environment is a two-farm two site (Centennial and Phoenix) architecture.
- Citrix components like NetScaler servers, AD authentication and license servers would be common for both XenApp and Xen Desktop environment.
- Intranet Users with in the LAN (Health Net) would directly hit the web interface placed in Centennial DC.
- Internet Users would hit the NetScaler Access Gateway placed in Boulder DC and would be routed to Web interface in Centennial DC
- The vDisks base image would have about 40-50 Health Net approved applications
- Citrix User profile management would be used for user profile solution
- The current VDI platform is designed for 5300 VDIs and can accommodate an additional 50-100 VDIs
- DR site would be the Phoenix DC and would cater to 200 Non-persistent and 60 Persistent virtual desktops which is 5% of 5300 VDI's.
- There would be no storage replication / SRM configuration for VDI Images, standard build of persistent and non-persistent VDI images will be maintained in DR site
- Dedicated Microsoft DHCP/DNS would be built in Centennial DC for VDI.
- Citrix XenApp 5.0 will be built for the legacy applications.
- A limited Citrix Xen App 5.0 environment will be built to host a small number of legacy applications that are not compatible with the Windows 7 VDI images. (Examples - IE 6, Hyperion, Access 97). This pool of servers will be used by a small number of clients and phased out as application requirements permit.
- For non-persistent VDI users will be able to save data only on their home drive (Network drives)
- Persistent VDI users will have Personal vDisks where users can store and install software.

Components of the Xen Desktop 7.5 environment:

S No.	Components	Physical/VM	No. of server	Configuration
1	NetScaler Access Gateway	Physical device	2	In Bolder DC not in scope
2	Storefront server	VM	10 Prod/test/DR	Win2012 r2, 8Gb ram, 4vpcu, 80gb.
3	License server	VM	3 Prod/test/DR	Win2012 r2, 8Gb ram, 4vpcu, 80gb.
4	SQL Database Server-Instances For XD and Xen App	VM	10 Prod/test/DR	60Gb/Instance
5	Desktop Delivery Controller (DDC)/Studio	VM	8 Prod/test/DR	Win2012 r2, 16Gb ram, 4vpcu, 120gb.
6	Desktop Director	VM	4 Prod/test/DR	Win2012 r2, 8Gb ram, 4vpcu, 120gb.
7	Provisioning Services server	VM	10 Prod/test/DR	Win2012 r2, 16Gb ram, 4vpcu, C: 120gb. D: 240gb
8	Virtual Desktop Agent (VDA)	VM		To be installed on images
9	Virtualization host infrastructure (vSphere)	ESX/vSphere	5300VDI	XD/Xen App infrastructure and VDI execution
10	Citrix XenApp 5 for legacy application	VM	20 Prod	Xen App member server and infra servers (Win2k8r2, 16Gb ram, 4vpcu, 120gb.)
11	File server	appliance		Network drives
12	User profile Manager	appliance	30 Tb	Storage/Fileserver (For 5300 users)
13	Active Directory	VM	2	Domain controller
14	DHCP /DNS	VM	3 Prod/DR	DC1 – 2 VM, active and passive, DC2 - 1 VM Win2012 r2, 16Gb ram, 4vpcu, C: 120gb.
15	Hitachi Storage	NAS	161TB +15Tb +10TB = 186Tb	161 Tb is for VDI, 15 TB is for infrastructure servers, UPM, 10 TB = Buffer.

Note: These are approximate figures and might changes during LLD phase.

VDI logical architectural design


INTRANET/LAN USERS
BOULDER DC
Internet Users
NetScaler Access gateway
NetScaler Access gateway
F5 Load balancer
CENTENNIAL DC
Active Directory
Database Server
DHCP Server
File Server
DNS Server
SCCM Server
Citrix UPM
Web interface
Xenapp farm
Federal Users
Non Federal Users
Hypervisor
VmWare Vsphere
Provisioning Server
STORAGE

UCS Infrastructure for VDI

The diagram below depicts UCS blade server and Storage SAN connectivity:
(The red line shows the data flow for VDI object storage, it will be using NFS via the 10G network to the HNAS. The HNAS will be the mechanism to control the VDI storage pool on the VSP via 4 FC connections per controller.)

*Note - Please refer to section 2.2.4 Servers/VM's for detailed information



Virtual Machine
Virtual Machine
Virtual Machine
Virtual Machine
HDS MPIO driver
VSphere
B200M3 2x10 384GB Ram
TBD
TBD
N=1
N=11
IOM2204xp
IOM2204xp
2x10GE
2x10GE
UCS 6296
Fabric A
UCS 6296
Fabric B
Nexus
5596
Nexus
5596
4x10GE
8 FC 8GB
8 FC 8GB
4x10GE
FC 8GB
FC 8GB
VDI
Storage
Pool
HNAS 4080
HNAS 4080
Object Based
file
Object Based
file
Hitachi VSP

Note: Refer Storage, Server/VM's section for detailed integration of VDI with vSphere and storage

Sizing calculation done based on the VDI requirement:

Non-Persistent Image

- Windows 7 64bit, 1vCPU, 2GB RAM, 60GB Disk, (approx. <10 GB write cache required).
- 12 IOPS estimated per Virtual desktop

Persistent Image

- Windows 7 64bit, 2vCPU, 8GB RAM, 80GB Disk
- 20 IOPS estimated per Virtual Desktop

VDI –BOM calculation in DC1 to cater for 5300 VDI's

	VCPU	RAM-Gb	Storage-Gb	Write Cache	IOP's	Assumption	Cores required
Wave 1 – 3300 VDI	3300	6600	240-Image	33000	49500	8 vcpu /Core Normal users	413
Wave 2 – 2000 VDI	4000	16000	240 for Image /80000 for PVD		40000	4 vcpu /Core Heavy users	1000

VDI – BOM calculation in DC2 to cater to 260 VDI's

	VCPU	RAM-Gb	Storage-Gb	Write Cache	IOP's	Assumption	Cores required
Non-persistent -200	200	400	480 GB	2000	2000	8 vcpu /Core	25
Persistent -60	120	480	240 for Image 2400 for PVD		1200	4 vcpu /Core Heavy users	30

Capacity Management

Please refer to the process document shared with Health Net for detailed understanding of the Capacity Management process flow. Typical high level activity to meet increase capacity of VDI requirements beyond 5300 users (e.g. to add additional 400 users)

- Assessments of the new VDI requirement like persistent and non-persistent, new application, image build requirement, etc.
- Follow the service request process
- Assess the current infrastructure capacity like server, storage space availability, network device capacity
- Assess the Network bandwidth i.e., Boulder to DC1, Health Net office link etc.
- Based on the assessment, if required procure new hardware like blade server, disk space, network module, software license etc.
- Design, build, test and deliver the VDI to users
- Document the build activity

2.3.1.3 Monitoring Tools

The section below describes the proposed tools solution for VDI service towers:

- Citrix EdgeSight for monitoring the citrix environment and real-time alerting
- Citrix EdgeSight for event management, performance management , trend usage and capacity planning
- Citrix EdgeSight reports will be shared with Infosec team
- SCCM for Software distribution/patching
- OEM tools like Microsoft Deployment tool for image management
- Event Flow Integration with HP OMi (MOM)

2.3.1.4 Service Deliverables

- Build of Citrix Xen Desktop and XenApp infrastructure
- Creation of Low level design document
- Creation and maintenance of build documents/ runbook
- Pilot testing before releasing to production
- Test and validation by end users
- Transition and handover to steady state support team
- Documentation of build and processes / runbooks for steady state team

2.3.1.5 Steady State Support – Deliverables

Solution	Description
Solution Highlights	• A dedicated onsite / offshore delivery team performing all in-scope activities
Support Coverage	• 24x7 dedicated support – Offshore/Onsite (Non-federal) with on call • 24X7 Onshore support o 8x5 dedicated support – Onsite (Federal) with the rest on call
Delivery Location	• Onsite - Health Net Offices • Offshore – Bangalore (India) ; Coimbatore (India)

Level 1 Services

L1 Services will be provided in accordance with the procedures documented in the SOPs and will include the following:

L1 Team	• Perform incident analysis
	• Perform initial troubleshooting to determine the nature of the issue
	• Collect basic user and session information
	• Update ticket and log all troubleshooting steps performed
	• Resolve basic Citrix related issues, connectivity problems and application related issues using existing KEDB articles
	• Escalate unsolved issue to Level -2

	• If the issue is related to particular applications or other technologies and not the Citrix infrastructure, escalate the issue to the appropriate application or technology support units
	• Generate requests for additional issue resolution guides as necessary
	• Assign user permission for Virtual Desktops
	• Citrix ICA/HDX Connectivity Issues
	• ICA settings / configurations
	• First level incident tickets from Citrix Edge Sight
	• Direct call handling from Health Net – Service request
	• Daily check list monitoring for Xen Desktop Site
	• Virtual desktop profile issues and login problems

Level 2 Services

L2 Services will be provided in accordance with the procedures documented in the SOPs and will include:

L2 Team	• Perform intermediate issue analysis and resolution
	• Respond to VDI infrastructure alerts and system outages
	• Respond to critical monitoring alerts
	• Generate articles and issue resolution scripts
	• Perform basic server maintenance and operational procedures
	• Manage user profiles
	• Escalate unsolved ticket to L3 team or appropriate technology owner
	• Create periodic reports of server health, resource usage, user experience, and overall environment performance
	• Configuration compliance reporting
	• Manage Desktop Catalog
	• Assign Desktops to end users
	• Manage Provisioning Server and Storage
	• License Management / Monitoring
	• Customize Desktop Group
	• Manage Desktop Delivery Controller
	• Update and Maintain Incident information in the KEDB

Level 3 Services

All unknown / new errors and problems will be resolved by L3 VDI Support group. This team will work with Vendors when required.

L3 Team	• Create Desktop Catalog
	• Perform advanced issue analysis and resolution
	• Perform maintenance and environment upgrades
	• Address high severity issues and service outages
	• Review periodic reports of server health, resource usage, user experience, and overall environment performance

	• Perform policy-level changes
	• Review change control requests that impact the Xen Desktop environment
	• Create new image templates based on the project requirements
	• Perform image updates on the configured images.
	• Adding or updating applications to Xen Desktop environment will be managed from SCCM 2012
	• Load balancing troubleshooting
	• HA and DR Support
	• Storage Awareness and Support
	• SQL Awareness and Support
	• Manage VMware ESX and Xen Desktop Delivery
	• Manage provisioning of Server and Storage
	• Update and Maintain Incident information in the KEDB

2.3.1.6 Assumptions

- Non persistent - User data does not change, image remains the same.
- Persistent - User data will not be up to date as agreed with HN, and normal base image will be available and user's data can be stored on the network drives, this is specific to the DR site only.
- Netscaler would be transitioned to Cognizant delivery team at a later stage and will be supported
- Additional VDI requirements provided by Health Net will be implemented and Change Request will be submitted to Health Net

2.3.1.7 Dependency on Health Net

The following are the dependencies which are required to be in place for successful implementation of this VDI environment.

- Network Connectivity, bandwidth and configuration
- Health Net to provide installation and configuration guide for applications in the Virtual desktop base images, Xen App member servers
- Netscaler Access Gateway configuration in Boulder DC

2.3.1.8 Risks and Mitigations

S.No	Risk Description	Probability	Impact	Mitigation Strategy
1	Bandwidth between Datacenter hosting virtual desktops and branch office	Medium	Medium	Review the bandwidth requirement with Health Net and upgrade the link
2	Netscaler Access gateway is in Bolder DC and supported by incumbent vendor	Medium	Medium	Co-ordinate with incumbent vendor for configuration / support

2.3.2 File Share and Print

2.3.2.1 Highlights of Scope Validation

Description	Pre Scope Validation Workshop	Post Scope Validation Workshop
Remote Location sites for File Shares	• There were 8 large remote sites and 26 small remote sites for a total of 34 remote sites.	• There are now 7 large sites including DC1 and 21 small remote sites for the file shares. Now there are total of 28 remote sites.
Failover solution for large remote sites	• There was no failover solution	• The proposed solution for "Failover Solution for Large Sites" is to take advantage of HDI's "Roaming Home Directories" feature. This feature takes advantage of Windows DFS capability of assigning network shares based on logon details (such as location). When a user is in a "failover" situation, they will launch a VDI session (located in Centennial) and DFS will dynamically determine that the HDI cluster in Centennial is now the "active" home directory for that session (and not their local HDI home directory) and will allow the user to read and write files to their directory in Centennial. The standby HDI server in Centennial is continuously populating its file system (each of the user's home directories) from the HCP so when a VDI session is launched in Centennial, the users' directories

		have been pre-populated with metadata and stubs of their files.

2.3.2.2 Solution Approach

File Share Services
Design and Build Approach

- Design the target environment
- Install and configure HCP/HUS/HDI in the DC1 and DC2
- Setup HTTPS replication between DC1 HCP to DC2 HCP
- Build HDI infrastructure for File share in remote location in a phased approach
- Build C220 servers with hyper-V, with SCCM distribution point, print services and AV offload server. (refer to C220 server virtualization details)
- User / Shared data migration to new environment if required
- Manage the environments (HCP/HUS) for File Share in the Centennial and Phoenix DCs.
- Cognizant will utilize a client /server architecture with an appliance on the premises. The architecture is designed to move data back to the central location for both File and WAN optimization
- HDI (Hitachi Data Ingestor) cluster appliance would be placed in both the DCs
- The HCP/HUS (Hitachi Unified Storage) solution will reside in both (Centennial and Phoenix) DCs with storage capacity of 100TB for each DC, but depending on our design consideration during the LLD this number could be 50T. For example if we keep one copy local and the second copy in DC2 then the total usable will be 100TB, but if we do a local copy (two copies on a HCP before sending to DC2 (which will keep two copies as well) the useable will be 50TB. The reason it's half the size in option 1; a file that takes 1TB will need only 1TB , but in option2 if a file is 1TB and we make a local copy, then you will need a second TB and we have less risk but it comes at a price. Final design will be determined during the LLD.
- The HCP solution utilizes a non-tape archiving method and will be mitigated by configuring DC1 HCP to replicate to DC2 HCP environment.
- Primary and secondary DC will have one spare HDI appliance in case one HDI (Hitachi Data Ingestor) goes down and the remote site has a backup appliance
- HDI provides virus protection by working with scan server
- 7 HDI (Hitachi Data Ingestor) cluster appliances and 21 HDI (Hitachi Data Ingestor) single nodes in remote offices
- For the smaller 21 sites HDI appliance would leverage the existing SCCM server for AV scanning.
- The 7 large sites (includes DC1) having clustered HDI appliance requires two scan servers out of which one would be the existing SCCM server and other would be new server for scanning
- MS Access and Data will be local to the remote site for performance but when file changes, the changed data gets synced up to the central repository over IP connectivity

Remote Location details

Current Site	New Site (if applicable)	Configuration	virtual HDI	Site Meets Configuration Req.			N= No Riverbed *= Riverbed
				Yes	No	Needs updated	
Sun Center		1					N
Irving		1					*
San Rafael		1					*
Aerojet		1					*
Woodland Hills		1A					**
GoldPoint		1A					***
Boulder Corporate	DC1 (Centennial)	1A	1	x			
Boulder FS	DC1 (Centennial)	3		x			
	DC2	1	1	x			
Concord		3					N
Chatsworth		3					N
ElCerrito							
Fresno		4					*
Huntington Beach		4					*
Modesto		3					N
Mountain View							
Oakland DDP		3					N
Oakland Grand		4					*
Glendale		4					*
Tempe		4					*
International/Prospect Park		3					N
Whiterock2		3					N
Mercantile		3					N

Current Site	New Site (if applicable)	Configuration	virtual HDI	Site Meets Configuration Req.			N= No Riverbed *= Riverbed
				Yes	No	Needs updated	
San Bernardino		3					N
San Diego		4					**
San Jose							
San Marcos		3					N
San Mateo		3					N
Tigard		4					*
Tucson		4					*
Visalia							
Califa							
Arlington		4					*
Johnstown		4					*
Hampton		4					*

Configuration:

Configuration	Equipment	Requirement	Weight	Power WATTS	# of ports 1 GBE	# of Sites
Configuration 1	HDI Cluster (2 HDI nodes)	5	Server - 39.4Kg HUS - 43kg IP Switch- 2.5Kg	Server - 240 HUS - 500 IP Switch - 28	12	4
	Cisco C220 1	1	37.1 Kg		3 (2 for public 1 for Management)	
	Cisco C220 2	1	37.1 Kg		3 (2 for public 1 for Management)	
Configuration 1a	2 HDI Cluster (4 HDI Nodes)	10	Server - 39.4Kg HUS - 43kg IP Switch- 2.5Kg	Server - 240 HUS - 500 IP Switch - 28	24	3

	Cisco C220 1	1	37.1 Kg		3 (2 for public 1 for Management)	
	Cisco C220 2	1	37.1 Kg		3 (2 for public 1 for Management)	
Configuration 2	HDI Cluster (2 HDI nodes)	5	Server - 39.4Kg HUS - 43kg IP Switch- 2.5Kg	Server - 240 HUS - 500 IP Switch - 28	12	1
	Cisco C220 1	1	37.1 Kg		3 (2 for public 1 for Management)	
	Cisco C220 2	1	37.1 Kg		3 (2 for public 1 for Management)	
	Riverbed	2				
Configuration 3	Single HDI	2	32.7Kg	461.5	4	11
	Cisco C220 1	1	32.7Kg		3 (2 for public 1 for Management)	
	Riverbed	2				
Configuration 4	Single HDI	2	32.7Kg	461.5	4	11
	Cisco C220 1	1	32.7Kg		3 (2 for public 1 for Management)	
Total						*30

***Note – the total number is 28, but we made it more granular and counted DC1 and DC2 multiple times.**

High Level File share architecture


7 Sites
7 site will have Cluster HDI devices with a hus110
-Centennial DC – DC1
- Sun Center (555)
- Irving (568)
- San Rafael (416)
- Aerojet
- woodland Hills
- Rancho cordova
- File Appliance
- Print services (Using C220)
- Riverbed WAN Optimization
- Local HA failover
Cisco Rack server C220 SCCM, Print services, and Anti virus
Corp Anti Virus
WAN/IP
21 sites
- File Appliance
- Print services (Using C 220)
- Riverbed WAN Optimization
- Remote HA Failover
Cisco Rack server C220 SCCM, Print services, Anti Virus
Corp Anti Virus
WAN/IP
Utilize IP/HTTP for data replication
Centennial DC
HCP
HUS
- spare HA Failover appliance for smaller sites
Phoenix DC
HCP
HUS
- spare HA Failover appliance for smaller sites

Hardware Overview

HCP Overview:

The Hitachi Content Platform, as a general-purpose object store, allows unstructured data files to be stored as objects. An object is essentially a container that includes both file data and associated metadata that describes the data.

Multi tenancy support allows the repository in a single physical HCP instance to be partitioned into multiple namespaces. A namespace is a logical partition that contains a collection of objects particular to one or more applications.

Data access to HCP namespaces would authenticated and configuration of the access protocol. Authentication can be performed using Microsoft Active Directory® groups.

HCP supports encryption at rest capability that allows seamless encryption of data to the physical device. This ensures data privacy by preventing unauthorized access to the stored data.

Hitachi Content Platform Services

Policy	Description
Protection	Enforces DPL policy compliance by ensuring that the proper number of copies of each object exists in the system, and that damaged or lost objects can be recovered.
Content Verification	Guarantees data integrity of repository objects by ensuring that the content of a file matches its digital signature. Repairs the object if the hash does not match. SHA-256 hash algorithm is used by default.

Scavenging	Ensures that all objects in the repository have valid metadata, and reconstructs metadata in case the metadata is lost or corrupted, but data files exist.
Garbage Collection	Reclaims storage space by purging hidden data and metadata for objects marked for deletion, or left behind by incomplete transactions.
Duplicate Elimination	Identifies and eliminates redundant objects in the repository, and merges duplicate data to free space.
Shredding	Overwrites storage locations where copies of the deleted object were stored in such a way that none of its data or metadata can be reconstructed, for security reasons. Also called secure deletion. The default HCP shredding algorithm uses 3 passes to overwrite an object and is DoD 5220.22-M standard compliant.
Disposition	Automatic cleanup of expired objects. All HCP namespaces can be configured to automatically delete objects after their retention period expires.
Compression	Compresses object data to make more efficient use of system storage space. The space reclaimed by compression can be used for additional storage. A number of configurable parameters are provided via System Management Console (i.e. Scheduled service)
Capacity Balancing	Attempts to keep the usable storage capacity balanced across all storage nodes in the system. If storage utilization for the nodes differs by a wide margin, the service moves objects around to bring the nodes closer to a balanced state.
Storage Tiering	Determines which storage tiering strategy applies to an object, evaluates where the copies of the object should reside based on the rules in the applied service plan, and moves objects between running and spin-down storage as needed.

HDI Overview:

Integrated Edge-to-core Storage Solution

Hitachi Data Ingestor (HDI) is an elastic and backup-free cloud on-ramp and filer. HDI with Hitachi Content Platform (HCP) is an integrated storage solution that is seamlessly scalable and backup-free for distributed consumers of IT, such as remote offices, branch offices (ROBO) and cloud storage users. Hitachi Data Ingestor provides a standard connection, or on-ramp, into the core data center without requiring application recoding and without changing the way users interact with storage today. Because HDI acts as a caching device, it gives users and applications seemingly endless storage and a host of newly available capabilities. These features reduce management time and cost by eliminating the need to constantly manage capacity, utilization and performance of the system.

- Content sharing and roaming home directories enable simplified access and management across different sites.
- Deploy a wide area content distribution framework.

- Data protection and file restore.
- No need for tape backup.
- Data security and encryption.
- Retrieve previous versions of a file as well as deleted files.
- Maintain file and directory access control.
- Automated migration.
- Easily transition from NAS and Windows Servers to HDI.

HCP and HDI Encryption:

HDI and HCP uses DARE (Data at rest encrypted) encryption and Key management it installed when the system is initially installed, and can be done in several ways.

- HDI only
- HCP only
- HDI and HCP (our planned configuration, will be revisited during LLD)

Once installed the key Blob is moved from the HDI to the central HCP during the first save, then removed from the HDI. Once on the HCP the key is partition over the nodes (4 currently for HN) and no on node will have the full key for protecting the Key. Currently will have 3 keys:

- DEK – Used to encrypt/decrypt data at rest in HDI
- KEK – Used to encrypt/decrypt the DEK embedded in the OS
- KEY Blob – created by encrypting the DEK with KEK and stored in the HCP

Note : For more details please refer to the PDF:
https://hcpanywhere.hds.com/mobile/links/public/file/HDI%204.1%20DARE%20Details.pdf?token=Tm5aBSFdQMOgh3YXOVTO9sRpmCo8qWsd0WfLMb0i4yr8cjGMgIzCIUcKD56alZd7mPml0Inz9VKyEhtS_CidwI6x15Suzcm5qISPhsGStY0S9aDrGPX76Cc-KJXugvgJ

HCP Replication

Replication, an HCP service, is the process of keeping selected tenants and namespaces in two HCP systems in sync with each other. This entails copying object creations, object deletions, metadata changes, and other information between the two systems. The HCP system in which the objects are initially created is called the **primary system**. The second
system is called the **replica**. Typically, the two systems are in separate geographic locations and are connected by a high-speed wide area network.

To start the replication service, you create a **replication link** between the primary system and the replica. A replication link is a secure trust relationship between the two systems. It determines what is replicated and how data is transmitted between the primary system and the replica.

A link created on a primary system must be accepted by the replica before replication can begin. To the primary system, this link is an **outbound link** and to the replica, it's an **inbound link**.

You can also create a link remotely on the replica. When you do this, replication from the primary system to the replica begins right away, without the primary system having to accept the link. To the primary system, the link is still an **outbound link** and to the replica, it's still an **inbound link**.

Replication relies on SSL to ensure the integrity and security of transmitted data. Before you can create a replication link, the primary system and the replica must each have a valid SSL server certificate. Each system must also have the server certificate from the other system installed as a **trusted replication server certificate**.

Replication is asynchronous with other tenant and namespace activity on both the primary system and the replica. An HCP system can, therefore, develop a backlog of objects to be replicated.

You can choose to have the replication service work on objects with the oldest changes first, regardless of which namespaces they're in. Alternatively, you can have the service balance its processing time evenly across the namespaces being replicated. In this case, the service may replicate recent changes in some namespaces before older changes in others.

Note : For more details please refer to the PDF-

https://hcpanywhere.hds.com/mobile/links/public/file/HCP%20Replicating%20Tenants%20and%20Namespaces%206.0.pdf?token=sYZO4aYyIkbr7LX1o645Xgy5g4TTnu3817rtdj-5Rv6-I19UVmKRRNnQPOt2zttkcOnsTnRHPC6VdDC3qSjU6dHWJPxaRIFRdEn9cBKah7C2Ox7lVCNJdxdJ_GYgBGR_

Datacenter

The diagram below depicts the HDI integration with UCS/storage for VDI user. This details the UCS/HNAS/HCP connectivity and HDI/HCP connectivity:

- UCS → HNAS: NFS 8 x 1GbE
- UCS → HDI: NFS 8 x 1GbE
- HNAS → HCP: HTTPS 8 x 1GbE
- HDI → HCP: HTTPS 8 x 1GbE


Commercial
Network
Federal
Home/Common
Home/Commo
HNAS
HNAS
VSP
HDI
HDI
HUS
HUS
HCP

Remote Sites –Health Net branch offices

There are 7 large sites including a new one in DC1 and 21 small remote sites for the file shares. The 7 large sites will have clustered HDI appliance and smaller site will be configured with single node HDI. The diagram below illustrates the HDI architecture for remote offices. Users at Small Sites will connect to the single node HDIs via 2 x 1GbE connections on board the HDI. Users at Large Sites will connect to the clustered HDI via (up to) 8 x 1GbE connections (4 available on each HDI node). Each HDI cluster is backed by an HUS block storage system. The same 1GbE ports on the HDIs will be used to replicate/retrieve files to/from HCP at the Datacenter (through a Riverbed device). Each HCP node has 2 x 1GbE ports (both can be active) for a total of 8 x 1GbE ports available for receiving/retrieving files.


Riverbed
Centennial DC
2 x
1GbE
HDI
4 x
1GbE
2 x
1GbE
HDI
4 x
1GbE
2 x
1GbE
HDI
4 x
1GbE
8 x
1GbE
HUS
4 x
1GbE
WAN/VPN
Connection
8 x
1GbE
HUS
HCP
Riverbed

HDI - Hardware details

- **Single node HDI** – 4 ports of 1 GbE each for data total of 4 ports
  - 1GbE port for maintenance port segregated from the data ports
  - The single node HDI will have a maximum cache size of 4 TB
- **Cluster Node HDI** – 4 ports of 1GbE each for data total of 8 ports
  - 1GbE for maintenance and management ports segregated from the data ports
  - The clustered node HDI will have a maximum cache size of 7TB.
  - The HDI cluster will be directly connected to the HUS 110.

Replication: the replication between the Centennial and Phoenix DC's will be through HCP via HTTPS over the WAN. The replication policies are configured at the HCP namespace level.

Note:

- For the read/write failover from a single node HDI there has be a single node HDI in the Centennial DC and for the read/write failover from a cluster node HDI there has to be clustered node HDI in the Centennial DC
- For read only failover from a single / clustered node HDI the HDI model does not matter whether it's a cluster or single node at the Centennial DC

Tools for managing the HCP and HDI Storage Management Unit (SMU) for the HDI
SMU features:

- Data movement from distributed environments into centralized core infrastructures and maintains a local link to the content for fast retrieval
- Wide range of advanced storage features for simplified, automated and centralized management.
- Content sharing across a network of HDI systems
- File restore
- NAS migration

Hitachi content platform tool for HCP

HCP features:

- Multi tenancy and scalability
- High-density, high-efficiency storage
- Reliable, utility-grade architecture
- Active data protection
- Easy to set up, manage and adapt
- Unique metadata gathering and intelligence tools
- Support for legacy, contemporary and emerging storage protocols and media types
- Safe, secure file synchronization and sharing with Hitachi Content Platform Anywhere
- Integrated with Hitachi Data Ingestor to connect remote and branch offices

Failover Solution for Large Remote Sites

The proposed solution for "Failover Solution for Large Sites" is to take advantage of HDI's "Roaming Home Directories" feature. This feature takes advantage of Windows DFS capability of assigning network shares based on logon details (such as location). When a user is in a "failover" situation, they will launch a VDI session (located in Centennial) and DFS will dynamically determine that the HDI cluster in Centennial is now the "active" home directory for that session (and not their local HDI home directory) and will allow the user to read and write files to their directory in Centennial. The standby HDI server in Centennial is continuously populating its file system (each of the user's home directories) from the HCP so when a VDI session is launched in Centennial, the users' directories have been pre-populated with metadata and stubs of their files. The UCS/VDI solution will use CIFS shares on the HDI (backed by HUS block storage) for all user data files and use NFS/CIFS shares on HNAS (backed by VSP) to store all other information. The connections shown in the diagram are from UCS to HDI and HCP (not to HUS/VSP).

- UCS → HNAS: NFS 8 x 1GbE
- UCS → HDI: NFS 8 x 1GbE

HNAS → HCP: HTTPS 8 x 1GbEHDI → HCP: HTTPS 8 x 1GbE


UCS for VDI
Commercial
Federal
Network
Home Dir
Home Dir
Common
Common
HNAS
HNAS
VSP
HDI
HDI
HUS
HCP
HUS

2.3.2.3 Monitoring Tools

The section below describes the proposed tools solution for File Share service towers:

- Hitachi command suite tools - centralized management for Hitachi storage system, availability, capacity and performance monitoring
- Hitachi File systems Manager (HFSM) – for managing HDI and integrating SNMP traps to HP OMi for alerts
- HDI single nodes are managed by GUI connected via browser
- HCP has Admin GUI built in to the solution (connect via browser) for management
- Event Flow Integration with HP OMi (MOM)

2.3.2.4 Service Deliverables

- Design and build File share HDI solution
- Testing the Failover of Single node and clustered HDI access from remote office

- Testing the failover of VDI users for file share

2.3.2.5 Steady State Support – Deliverables

Solution	Description
Solution Highlights	• A dedicated onsite / offshore delivery team performing all in-scope activities
Support Coverage	• 24x7 dedicated support – Offshore/Onsite (Non-federal) with on call • 24x7 Onshore support: 8x5 dedicated support – (Federal onsite) with the rest on call
Delivery Location	• Onsite - Health Net Offices • Offshore – Bangalore ; Coimbatore

Level 1 Services

L1 Services will be provided in accordance with the procedures documented in the SOPs and will include the following:

L1 Team	• Monitoring of File share for alert
	• Assist in user permission and rights assignment
	• Fix level 1 issue and incident response
	• Co-ordinate with vendor for hardware failures/replacements
	• Update and Maintain Incident information in the KEDB

Level 2 Services

L2 Services will be provided in accordance with the procedures documented in the SOPs and will include:

- Incident Management Services
- Change Management Services

L2 Team	• CIFS share configuration/Administration
	• File System Administration
	• Quota Management
	• Replication configuration and administration
	• NDMP backup/recovery co-ordination with backup team
	• Checkpoint Administration
	• DFS namespace configuration
	• HDI, HCP, HUS, and HNAS Configuration
	• Antivirus scanning integration with AV team.
	• Update and Maintain Incident information in the KEDB

Level 3 Services

All unknown / new errors and problems will be resolved by L3 file and print Support group. This team will work with Vendors when required.

L3 Team	• Co-ordinate with vendor for code level updates
	• Plan and co-ordinate during DR exercises
	• Plan and design file services architectural changes
	• Performance management and capacity planning
	• Update and Maintain Incident information in the KEDB

2.3.2.6 Dependency on Health Net

- Testing File Shares after they are moved to Cognizant DC
- Availability of Knowledge Management
- Access to servers to move data to the HDI appliance in the remote sites.
- Detail session on health net guidelines for configuring the HCP policies

2.3.2.7 Risk and Mitigation

None

Print Services

2.3.2.8 Highlights of Scope Validation

Description	Pre Scope Validation Workshop	Post Scope Validation Workshop
Scope	• Migrate print queues from existing print servers to new servers • There are 941 Printers / Print queues in the existing environment which has to be migrated • Printers are spread across in 32 different locations • All the print settings has to be retained • High availability has to be configured if a print Server fails at branch location	• Migrate print queues from existing print servers to new servers which will be on the SCCM distribution server in the branch locations • There are 941 Printers / Print queues in the existing environment which has to be migrated • Printers are spread across in 32 different locations for 30 branch location the print queues will be configured on the SCCM distribution points and other 6 location where there is no SCCM DP servers were the print queues needs to configured will be configured on the central print servers in the Centennial datacenter and the fail back of those will be in servers in the phoenix

		datacenter. And the same server will host the backup queues for the 26 locations as well. • All the print settings has to be retained • High availability has to be configured if a print Server fails at branch location that will in the respective data centers.

2.3.2.9 Solution Approach

Health Net currently has 941printers spread across 32 locations and there are 30 locations there are print servers which is also configured on the existing SCCM 2007 servers. There is a backup print server in the IBM owned Boulder datacenter in which the backup queues for some of the major sites configure. There are AD domain controllers in Boulder Datacenter. The user send's the print request and gets it authenticated from the respective Domain controller and the request after authentication goes to print server, the print job gets spooled in the print server and is then send to the respective printer for printing that job.

The diagram below gives the current environment overview.

- Design Deploy and migrate the Print service from the existing print server to the new Printer server which would be hosted on the SCCM 2012.
- There will be a Print Servers installed and configured at Primary datacenter with 30 print queues. All the 30 print queues will be configured on the Primary datacenter, backup will be in the secondary datacenter as a part of DR.

Print Service High Level Architecture


Branch Site
User access on Print Server
Secondary Datacenter
AD Server
Print Server
Central Datacenter
AD Server
Print Server
Branch Site
User access on Print Server
Branch Site
User access on Print Server
Replication
1. Read-only access for Users on Old servers during migration
2. Users accessing Old server for Print requests
3. One way Replication from old data center to new Datacenter. Data also gets replicated to the file server at the client environment
4. Users accessing files on file server at client environment
5. Users accessing New server for Print requests

- **Design and Build Approach**
  - Designing the target environment
  - Creating implementation Plan
  - Procurement of required infrastructure
  - Installation of infrastructure in our DC
  - Build infrastructure for print service server on the new SCCM 2012 servers
  - Manage the environments for print servers as backup for the branch location in the Centennial and Phoenix DCs.
- **Design Consideration and approach**
  - SCCM Distribution point Servers will be deployed onto 30 locations; same Servers will be configured as Print Servers by adding the necessary print queues applicable to that respective location users
  - Print Servers will be loaded with 32 bit and 64 bit drivers to cater both types of end users
  - Print management Export / Import utility will be used to migrate the print queues from existing Print Servers to new ones
  - All the existing printer settings will be retained as it is
  - New Print queues will be published in Active Directory so that Users can add the print queues

- Print queues can be deployed through group policy as well if that is feasible in Health Net environment
- **High availability**
  - There will be Print Servers installed and configured at the Primary datacenter with 30 print queues for the DR and will be using the Secondary Datacenter and vCenter replication technology to copy the print queues into the secondary Datacenter Servers
  - All the 30 print queues will be configured on the Primary datacenter backup will be in the secondary datacenter as a part of the DR
  - If any local print Server fails then backup print queue from Datacenter will be published so that users can access the print queue and print jobs can be continue (failover is manual operation)
  - Print Servers will be configured for high availability to address the DR scenario

Hardware Overview

Datacenters and Branch locations

S No	Specification	Configuration
1	Print server in Centennial DC (utilizing the SCCM server)	Processor: 4 x Quad Core RAM: 16 GB Disk Space: 72 GB
2	Print server in phoenix DC(utilizing the SCCM server)	Processor: 4 x Quad Core RAM: 8 GB e Disk Space: 72 GB
3	Print server in the Branch site (utilizing the SCCM server)	Processor: 4 x Quad Core RAM: 4 GB Disk Space: 72 GB

Aspect that impact this design

There will be no impact on the current environment because the existing printers will be exported from the existing servers and will be imported on the target server

Test

One machine should be provided with Windows 2003 Standard edition installed. This machine would be used for testing purposes, since we will install 64 bit driver's for existing printers and then check if the printer's functionality has been affected, if the test result are positive then we would proceed with the migration of existing printers on windows 2008 R2 OS.

If installation of 64 bit drivers affect any functionality of existing printing environment then we will not be able to proceed (export the settings and import it to the target) with migration of print servers on Windows 2008R2 OS. This way we can keep the existing environment unaffected as well as check the 64 bit driver compatibility issues if any.

This test virtual server will be built using VMware virtual machine software. This server will be configured with:

- 2003 standard edition
- Print spooler
- Printer drivers.(32bit and 64bit)
- Network printers

2.3.2.10 Monitoring Tools

The list below describes the proposed tools solution for print services:

- HP OMW to monitor the availability of Print service (spooler) and servers
- Event Flow Integration with HP OMi (MOM)

2.3.2.11 Service Deliverables

This list below describes the service deliverables for print services:

- Cognizant will utilize a client /server architecture and SCCM distribution point as the print server for the branch location.
- There will be a Print Servers installed and configured at Primary datacenter with 30 print queues
- All the 30 print queues will be configured on the Primary datacenter backup

2.3.2.12 Steady State Support - Deliverables

Solution	Description
Solution Highlights	• A dedicated onsite / offshore delivery team performing all in-scope activities
Support Coverage	• 24x7 dedicated support – Offshore/Onsite (Non-federal) with on call • 24X7 Onshore support o 8x5 dedicated support – Onsite (Federal) with the rest on call
Delivery Location	• Onsite - Health Net Offices • Offshore – Bangalore (India) ; Coimbatore (India)

The high level activities for Print services are mentioned below:

- Support Services will be provided in accordance with the procedures documented in the SOPs and will include the following :

Support services (L1, L2 and L3)	• Monitoring and ensuring availability of print servers
	• Perform incident analysis
	• Perform initial troubleshooting to determine the nature of the issue
	• Update ticket and log all troubleshooting steps performed
	• Co-ordinate with vendor for hardware failures/replacements
	• Reload the printer drivers
	• Print queue management
	• Perform print server configuration and administration
	• Install and configure new printers

	• Capacity planning
	• Review and update documentation

2.3.2.13 Assumptions

- Access to all the existing print servers
- Printers are compatible with 64/32 bit drivers and Windows 2008 / 2012
- Availability of Local IT for testing the printers post migration
- Technical information about product should be shared before migration begins

2.3.2.14 Risk and Mitigation

S.No	Risk Description	Probability	Impact	Mitigation Strategy
1	Impacts Design and Migration Plan Impacts High Availability Design and Failover	High	High	Prepare Inventory List using Manual and Discovery Tools (HP) which would result in reduced cost and timelines
2				
3				
4	Migrating print data to Cognizant DC	Medium	Medium	Before migrating print data the details will be collected and tested on the test machine then it will rolled out to the production network

2.3.3 Deskside

2.3.3.1 Highlights of Scope Validation Workshop

Description	Pre Scope Validation Workshop	Post Scope Validation Workshop
Scope	• Field support • Managed print services support • Asset provisioning (Including tagging and labeling) • Asset decommissioning	• Field Support • Hardware break fix • IMAC for Desktop and Laptop • Dispatch support to remote sites • Refresh of Laptops and Desktops based on refresh cycle • Lease refresh program • Asset provisioning (Including tagging and labeling) • Asset decommissioning • Provide remote resolution for non-hardware related problems • Install custom software per request • Support Windows Desktop operating system related issues on End User devices • Reconfigure applications based on Service requests • Reinstall approved applications based on service requests • Support devices connected to end users devices like scanners and printers • Support remote and VPN users through remote support • Managed print services support o Printer queues are managed by Desk-side team while Physical printers are managed by IKON. Refer the list of all published printers (Appendix section) o Resolution of issues connecting, printing or mapping to networked printers on workstations

2.3.3.2 Solution Approach

The Deskside support design is specific to Health Net's environment across multiple locations.

Solution considerations

Cognizant will take over desk side services from Incumbent and post transition, begin steady state operation and fix the critical issue via turn key projects in parallel.

The diagram below depicts the Deskside solution approach:


23-Jan-14
20-Mar—14
20-Sep-14
Transition (KT)
Transition (Turn key project)
• 8 weeks of knowledge transfer from incumbent vendor
• Information gathering like asset inventory/location/warehouse/activities
• Identify the known issue , unmanaged application / systems
• Pending issue like remote support , decommission , KEDB issues
Turn key project to fix critical issue:
• Unmanaged Application /System (4 months)
• Identify and fix SCCM Client issues (3 months)
• XP systems to Windows 7 (6 months)
• Update the KEDB for common issue and share with service desk (6 weeks)
Steady state
End to end desk side support:
• Deskside support through Campus / Depot / Dispatch site support model
• Deskside team to handle HW break/fix, IMAC and other service requests
• Remote desktop support from Cognizant's offshore global support center

The details of turnkey projects are depicted below:

XP systems to Windows 7	• Migrate the remaining XP systems to Win 7 • Duration – 6 Months (By end of Q3) • Resourcing - Commercial 3 FTE and Federal 1 FTE
Unmanaged Application /System	• Packaging and roll out of ~ 125 unmanaged Application • Conversion of users of the 125 apps to managed system • Duration – 4 Months • Resourcing - Offshore 3 FTE and onsite 2 FTE
Identify and fix SCCM Client issues	• Identify and Fix ~ 200 Desktops not responding to SCCM • Duration – 3 Months • Resourcing - Commercial 1 FTE and Federal 1 FTE
Backlogged and legacy issues	• Fix Backlogged and legacy issues • Update the KEDB for common issue and share with service desk for First call resolution • Duration - 3 Months • Resourcing - Offshore 2 FTE and onsite 2 FTE

- Dedicated Service Model, VIP Support Requirement
- Provide hands-and-feet support at Health Net locations for hardware break/fix, IMAC and any other Desk-side support requests
- On call Support for critical incidents and VIP users
- Deskside support through Campus Site, Depot Model and Dispatch Model

- Deskside support is further categorised as offshore remote support and onsite remote Deskside support,
    - For Commercial (Health Net environment) both offshore remote support & onsite remote Deskside support are available,
    - For federal (Health Net environment) due to regulations only onsite remote Deskside support is available
- Asset Refresh – (Desktop/Laptop)
    - Cognizant understands that Health Net has an asset refresh policy of 36 months for desktop/Laptop. Asset refresh activity is executed in batches over a period of 36 months and the cycle continues.
    - Asset Refresh service includes provisioning a new desktop /laptop to users including:
        - Create and maintain planning/tracker of the refresh activity
        - Single point of contact for refresh co-ordination and status reporting to Health Net
        - Inventory management of Hardware at the warehouse
        - Verifying the build of the new system as per the Health Net build requirement and ship to Health Net office location
        - Cognizant shall co-ordinate and manage the receipt of new hardware at warehouse
            - Upon delivery of new hardware at warehouse, Cognizant would verify delivery content and report any discrepancies to Health Net and will work with vendor to remediate it.
            - Managing return of damaged item to the vendor
            - All equipment will be received with asset tag and if asset tags are missing Cognizant will add asset tag to the equipment.
        - Validate and report purchase order V/s actual system/equipment delivered across location for business property tax payment
        - Report to Health Net regarding equipment that is stolen/lost/untraceable.
        - Populate and update the asset information in the Symantec Altiris tools for new, upgraded and decommissioned hardware
        - During transition phase, Cognizant would work with Health Net and incumbent vendor to understand the asset refresh process and depot service process.

Site locations are classified into Depot site, Campus site, Dispatch site and Depot support site

Site classification	Description
Depot site	• Dedicated Onsite Support • Number of users > 350 • Provisioning / De-provisioning of hardware • Spares / Inventory
Campus site	• Dedicated Onsite Support • Number of users > 150 outside California • Number of users > 250 inside California
Dispatch site	• No dedicated Onsite Support

	• Dispatch model if onsite support is required • # of users between 5 and 250 in California
Depot support site	• No dedicated Onsite or dispatch Support model • Hardware shipped to nearest depot location for support • Number of users less than 5 • Small/Home Office

Target Operating Model for various locations


Deskside Services : Target Operating Model
Rancho Cordova
Los Angeles
Califa
Other locations
San Bernardino
Service Desk
Deskside Onsite Support Team
• Deskside support through Campus Site / Depot Model / Dispatch Model
• Dedicated VIP user support
• Team to handle HW break/fix, IMAC & other service requests
Managed Services
• Dedicated VIP user support
• Cognizant will provide hands-and-feet support at Health Net locations for hardware break/fix, IMAC & any other deskside support requests
• Remote desktop support from Cognizant's global support center
ServiceNow
L1 Remote Desktop Support Team
• Ticket triaging
• Level 1 incident determination & resolution
3rd Party OEM Support
L2/L3 Remote Desktop Support Team
• End to end remote desktop support
• Desktop standardization
• Asset management
• Image management
• Application packaging & distribution
• SW deployment & patch management
• Inventory & license management
• Citrix / VDI Support
• Network/ User Communication device basic support
• Printer support
Application Support Groups
Service Management Office
Incident Management
Problem Management
Request Management
Change Management
Enabling Functions
Operations Maturity
Centers Of Excellence
Health Net/Vendors
Cognizant
Project Management Office (PMO)

The table below details out the activities and responsibilities for all inbound new/Leased hardware to depot (ware house), dispatching installed system to other Health Net location and decommissioned equipment

Deskside / Depot Responsibility	Cognizant	Health Net
Cognizant to provide rolling three month forecast report to HN	X	

Cognizant to provide monthly procurement forecast	X	
Cognizant to provide monthly end of lease report	X	
Hardware procurement		X
Receiving New Hardware at Depot location	X	
Upon delivery of new hardware at warehouse , cognizant would verify delivery content and reporting any discrepancies to Health Net	X	
Managing return of damaged item to the vendor	X	
Inventory management of Hardware at the depot	X	
Identify and allocation of new system to Health Net users		X
Co-ordinate with Health Net for asset tagging all the new hardware received at warehouse and updating the asset management system	X	
Report to Health Net regarding equipment's that is Stolen/lost/untraceable	X	
Dispatch the system to Other location	X	
Dispatch of hardware (Monitor, keyboard, etc.) to other location	X	
Co-ordinate for transportation and distribution on system to the health net location as needed by end users	X	
Shipping responsibility , insurance and charges	X	X
Identify and approval to decommission hardware		X
Cognizant to provide asset management report identifying the equipment that has been removed	X	
Degauss all decommissioned equipment		X
Shipping decommission equipment from remote location to Depot location	X	X
Packaging and shipping the equipment to Vendor	X	
Asset update in Altiris for decommissioned hardware	X	X
Health Net owned (Decommissioned) equipment disposal for recycling		X
Cognizant would return HealthNet leased hardware to the lessor as per the Health Net process	X	
Cognizant would relocate Health Net owned assets (Decommissioned , removed , not used) in a secured area as designated by health net	X	

2.3.3.3 Monitoring Tools

This section describes the proposed tools solution for Deskside service towers:

- OEM tools like Microsoft Deployment tool for image management
- Flexera Admin Studio for Application packing
- SCCM 2012 for Software distribution/patching
- Symantec Altiris for EUC (desktop/laptop) asset lifecycle management
- Manage Engine Asset Explorer for asset management

2.3.3.4 Service Deliverables

- Deskside service transition and support

2.3.3.5 Steady State Support - Deliverables

Solution	Description
Solution Highlights	• A dedicated onsite / offshore delivery team performing all in-scope activities
Support Coverage	• 24x7 dedicated support – Offshore (Non-federal) with on call • 24X7 Onshore support o 8x5 dedicated support – Onsite (Non-federal) with the rest on call o 8x5 dedicated support – Onsite (Federal) with the rest on call
Delivery Location	• Onsite - Health Net Offices • Offshore – Bangalore (India) ; Coimbatore (India)

Support Services will be provided in accordance with the procedures documented in the SOPs and will include the following:

Support services (L1, L2 and L3)	• End to end remote desktop support
	• Resolution of issues connecting/printing or mapping to networked printers on workstations
	• Define services and standards for supporting the desktop/laptop and End User capabilities
	• Deskside support(Local) for unmanaged application installation and troubleshooting
	• Support for desktop, laptop, thin client and VDI standard configurations
	• Assist remote access users with accessing a variety of applications at various locations
	• L1 Remote Desktop Support Team o Ticket triaging o Level 1 incident determination and resolution
	• L2/L3 Remote Desktop Support Team o End to end remote desktop support o Asset tracking and update o Print Queue Management o Print driver update on print servers o Setup and configuration of local printers o Install and configure custom software's based on service requests o Setup of new print queues for new printers in network o Decommission of print queues for retired printers o Trouble shoot operating and application related issues on end user devices
	• Provide installations, removals, decommissions and break-fix for all End User Resources
	• Vendor coordination

	• Provide personal productivity services (e.g. PDA support) and office automation services, including setup, proper use, troubleshooting and RMAs for devices
	• Perform installation and support services for user telecommunication devices
	• Image, configure and set up workstations and VDI's
	• Remotely diagnose equipment
	• Configure End User workstation/VDI's to utilize printer
	• Adjust and resolve issues with display properties, including screen resolution and color depth
	• Assist remote access users with accessing a variety of applications at various locations in different environments
	• Provide end user operating instructions and guidance
	• Support/troubleshoot issues with locally installed applications (standard and non-standard)
	• Managed print services support
	• Update and Maintain Incident information in the KEDB

2.3.3.6 Assumptions

- PDA device installation at new facilities or locations will be considered as a separate project
- Overall, Cognizant does not envisage more than 10 new communication instrument installations per month
- For all locations with less than 5 devices, a new device will be dispatched in case of hardware repair and office location staff will dispatch the faulty machine to depot location
- Hardware maintenance will be supported by the respective support teams
- Any migration activity will need to be handled as a separate project
- Solution is based on the current infrastructure and scope
- Support of applications issues and configuration on best effort basis which doesn't have any support groups or documentation
- Health Net to provide standard and supported application catalog to Cognizant during knowledge transfer sessions

Turn Key Project assumptions:

- Identify, review, fix the common issues and build the Known Error Database
- 10% of 14,000 desktop/Laptop does not connect to SCCM
- 70% of above issue are in Rancho Cordova and Woodland hills office
- 30% of above issue are in small office
- Desktop refresh activity - XP migration for the remaining system having dependency on applications will be done over a period of time

Steady State Assumptions:

- Locations with less than 5 – 10 devices:
- New device will be dispatched in case of hardware repair
- Office location staff will dispatch the faulty machine to depot location
- Health Net will provide the required infrastructure and access to perform the services in scope
- Cognizant will use Health Net facility for desktop/laptop staging and build
- Health Net will share the existing knowledge base

- Asset procurement (desktop, laptop, spares, consumables) and asset disposal are not considered as part of scope however, will be facilitated by Cognizant and managed by Health Net contracted Vendor

2.3.3.7 Dependency on Health Net

- Health Net will provide the required infrastructure and access to perform the services in scope
- Cognizant will use Health Net facility for desktop/laptop staging and build
- Health Net will share the existing knowledge base
- Asset procurement (desktop, laptop, spares, consumables) and asset disposal are not considered as part of scope however, will be facilitated by Cognizant and managed by Health Net contracted Vendor
- UAT testing for the application package and images
- Pilot tester identification for Image, Application package, Software and Patch testing

2.3.3.8 Risks and Mitigations

S.No	Risk Description	Probability	Impact	Mitigation Strategy
1	Infrastructure and access readiness for transition	High	High	Cognizant to work with Health Net POCs to receive and verify required infra and access for transition
2	Non-availability of SME's Stakeholders for Transition	High	High	Health Net to allocate SMEs for driving the transition plan
3	Any scope change because of in-flight projects like Win 7 Migration etc.	Medium	Medium	Cognizant SME participation in current in-flight Projects
4	Missing or unclear documentation/definition of Process, SOP, Roles and Responsibilities	Medium	Medium	Verify, create and manage required process docs based on Cognizant. If required Cognizant SME has to create documents during KT using Cognizant standard Runbook
5	Involvement and support from different support teams	Medium	Medium	Metrics and support requirements dependent on other support teams to be clearly defined as part of the each process and scope activities
6	Any migration support requirements/activities impacting managed service support activities.	Medium	Medium	Migration activities to be discussed and taken up as separate projects to be taken up in parallel whenever required

S.No	Risk Description	Probability	Impact	Mitigation Strategy
7	Any scope changes by new activities identified during transition will require revisiting the resource count. (e.g. In case the number of users and computers increased from the earlier proposed counts)	Medium	Medium	Buffer resources to be identified and need revisit the head counts

2.3.4 Desktop Engineering

2.3.4.1 Highlights of Scope Validation Workshop

Phases	Pre Scope Validation workshop	Post Scope Validation Workshop
Assessment Phase	• Assessment document highlighting current state of SCCM 2007 and supporting infrastructure	• No Change
Design Phase	• Design document o Target SCCM 2012 Architecture with Roles and Features o Steps for SCCM 2012 Upgrade Process • Phased Migration Approach for existing SCCM roles, objects, clients, security and delegation	• No Change
Test Phase	• Build the SCCM 2012 design in a test environment • Document highlighting results on proposed Design, SCCM 2012 features, migration approach and test results	• There are changes in proposed design and most recently validated resource count
Production Phase	• Upgrade to SCCM 2012 • Migrate workstations, collections, packages • Migration of SCCM 2007 environment which consists of two SCCM v2007sp3 R2 servers in Boulder location to SCCM 2012 • Migration of 14,000 workstation SCCM 2007 clients (Mix of 1450 Corporate and 150 Federal Services virtual desktops)	• No change in the resource count for SCCM 2012 Migration post scope clarification workshop

Phases	Pre Scope Validation workshop	Post Scope Validation Workshop
	• Provide detailed analysis of packages active in SCCM 2007 to Health Net • Migration of 500 Packages from SCCM 2007 to SCCM 2012 based on inputs from Health Net • Migration of OS Imaging packages from SCCM 2007 to SCCM 2012 • WSUS,MDT integration for OS deployment and Patch Management Migrate Packages to Applications in SCCM 2012	
Implementation of SCCM 2012 Features	• Patch Management o Patch Management for workstations will be done through SCCM • Application Deployment o Leverage new Application Distribution model to target users and types of applications (virtual and non-virtual) o App-V integration will be discussed and implemented as a proposed phase II	• Application Catalogue is one feature which Health Net is very interested in implementing • Health net would also like to see the Internet based management feature turned on • Health Net would also like to manage remote and DC servers (maintained by Cognizant) through SCCM. This will also be implemented in the BAU process for SCCM
Production Desktop Engineering Support	• Application packaging • Software distribution • Patch management • Image Management • Software metering • SCCM administration and support • Asset Management	• Application packaging o MSI/Vendor setup o 10-20 is average volume per month o Packaging process uniform across various regions and business units o Manual installation check of applications in standard Windows 7 32bit and 64bit images for compatibility o Application packaging requests are categorized as either steady state work or project Work o Microsoft best practices and existing naming convention needs to be followed for all the packaging requests o UAT Coordination support post packaging • Image Management o Image refresh - Rebuilding the Gold Image based on Health Net requirements o Adding Device drivers, Software

Phases	Pre Scope Validation workshop	Post Scope Validation Workshop
		updates, Hot Fixes, Applications to Gold Image o Image deployment environment setup and OSD configuration o Image deployment issues trouble shooting o Define Image Management Process o Manage Windows 7 x86 and Windows 7 x64 Image • Software distribution o Deployment compliance rate 95% o Software deployment is part of the packaging lifecycle o Define process for Application Software testing environment o Application complexity and SLA are defined o Application packaging process flow to be designed o Support and troubleshoot users in manual installation of approved applications as requested o Provide support services for standard desktop applications, including assisting in installation per standard configuration as well as troubleshooting • Patch Management o Patch deployment applicable for Workstation, Laptops and VDI o Pilot test deployment for approved monthly security patches to pilot group o Production deployment of patches post pilot testing (based on CMR approval) o Goal is to complete cycle within 30 days. Typical compliance rate is around 95%. Detailed process attached o Non-Microsoft application (Example: Adobe, JRE) patches are deployed as application deployment and Software deployment and process followed via SCCM o All patching for COTS product will be handled by Cognizant team. As part of the support

Phases	Pre Scope Validation workshop	Post Scope Validation Workshop
		model Cognizant will keep Health Net apprised about the patches availability and associated documentation that are delivered with it. Cognizant expectation is that HN Security and/or CTO team will review the patches list and will provide approval to Cognizant IO team to implement any patches. Our solution includes patching all the COTS application and is considered in our pricing o Cognizant will work with all the stakeholders to review the patches • SCCM Administration and support • Asset Management with SCCM 2012 o Software metering and reporting on requested software from Health Net o Hardware asset reporting based on request from Health Net o Ad-hoc asset reports from SCCM 2012 o Cleanup of AD computer objects to maintain a clean environment • Manage Desktop Operating System GPO o Update GPO based on requirements o Create new GPO based on service requests

2.3.4.2 Solution Approach

Cognizant will adapt a phased approach for this engagement, assessment, design, testing and production rollout. The table below depicts the activities and the associated deliverables across the different phases of the engagement.

Phase	Activities –Cognizant	Activities-Health Net	Deliverables
Assessment Phase	• Review Current SCCM 2007 architecture (Central Sites, Primary	• Arrange for meeting with key stake holders to conduct interviews and understand their	• SCCM 2007 and supporting Infrastructure Assessment

	Sites, Secondary Sites, Distribution Points, Collections, packages, queries, reports, etc.) • Network Topology - Network bandwidth between sites • SCCM Client environment - • Workstation SCCM client deployment , • SCCM Client settings , • SCCM client enabled • features • SCCM Security - SCCM delegation • Active Directory (AD Sites , AD replication, AD Schema for SCCM, PKI Solution) • Documentation of the complete assessment	requirements and expectation from IT • Appoint single point of contact for Cognizant team to execute the engagement • Provide access to the environments and all relevant documentation for analysis purposes • Availability of key SMEs for validation of data collection and analysis results • Medium involvement of SME, typically 4 hours per week • Low involvement of Senior Management and technical staff, typically 2 hours per week	• Current state – SCCM • High level assessment of AD and Network • Prioritized findings
Design Phase	• Review of assessment findings • Design sessions with Health Net • SCCM 2012 Design - Upgrade planning, prerequisites, security design, discovery design, client installation\deployment \Upgrade - client agent settings, site design, role placement (Primary, Distribution Points, Branch DPs), Boundary planning • SCCM 2012 Feature (OSD, DCM, NAP, etc…) • SCCM 2012 Backup and Recovery and Failover • SCCM 2012 Upgrade	• Medium involvement of SME, typically 4 hours per week • Low involvement of Senior Management and technical staff, typically 2 hours per week	• Target SCCM 2012 Architecture • SCCM 2012 roles and features design - role placement • SCCM 2007 to 2012 upgrade process • Migration/Upgrade Approach • Develop phased migration for SCCM roles • Develop phased migration for SCCM object (collections, packages, queries, reports, etc.) • Develop phased migration for SCCM

	Project Plan • Documentation of the complete design phase with target SCCM 2012 architecture		clients • Develop Security/Delegation approach • Develop scheduling for migration/upgrade
Testing / Pilot Phase	• Build proposed SCCM 2012 environment based on Design • Implement SCCM 2012 Design features • Implement migration/ upgrade process • Upgrade Pilot users to SCCM Client 2012 infrastructure set up in test environment • Create Validation Document • Document findings • Identify next steps	• High involvement of SME's , typically 12 hours per week • Low involvement of Senior Management and technical staff, typically 2 hours per week	• Setup Lab environment similar to production • Test proposed Design in lab • Test SCCM 2012 features in lab • Validate lab results and report on findings • Test Documentation
Production Migration Phase	• Build SCCM 2012 production environment in Centennial Datacenter • Build out SCCM 2012 roles and sites • Primary site(s) Distribution points, Branch Distribution points • Implement SCCM 2012 features (Applications, Patch Management, OSD Deployment) • Implement SCCM 2007 upgrade plan • Upgrade Pilot users to SCCM Client 2012 • Scheduling and	• High involvement of senior management, SME's , and technical staff, typically 12 hours per week	• Implementation of SCCM 2012 Design into Production • Installation of SCCM servers • Enable SCCM roles • Migrate packages, collections etc. • Migrate all users/workstations (Pilot users will be 1% of users/workstations) • Scheduling and coordination of upgrade process

	Coordination		
Documentation and Sign-off	• Create SCCM 2012 Build Document • Project completion report documentation	• High involvement of Senior Management and SME's to sign off on the project completion report	• Documentation of SCCM 2012 Build Process • Project completion report.

SCCM Architecture

Given below is the reference design architecture for SCCM implementation which submitted during proposal stage:


Centennial Datacenter – DC1
SQL Server 2008 R2 (for SCCM 2012)
SCCM 2012 Primary Site Server
MP – Management Point
DP – Distribution Point
SUP – Software Update Point
SMP – State Migration Point
RSP – Reporting Service Point
Software Catalogue Point
Secondary Server with DP, PXE, SMP – CA location
Distribution Point with PXE (VA location)
Distribution Point with PXE (OR location)
Distribution Point with PXE (PA location)
Distribution Point with PXE (TX location)
Distribution Point with PXE (VA location)
Distribution Point with PXE (AZ location)
Distribution Points with PXE for CA region (DP1....DP21)
Distribution Points for CA region (DP1....DP2) for Sanjose & Califa region (Windows client)
END POINTS

Given below is the reference design architecture for SCCM implementation which includes the changes suggested by Health Net during scope verification workshops:


Centennial DC - DC1
SQL
SQL Server 2008 R2
Config Mgr 2012
Primary Site Server
DMZ Zone
Rancho Cordova
Woodland Hills
Arlington
Remote Sites
Hampton
Irving
Johnstown
San Rafael
Tigard
Tuscon
Tempe
Server Roles
= Management Point
= Protected Distribution Point
= Distribution Point
= Out of Band Service Point
= Software Update Point
= Reporting Services Point
= Configuration Manager Database
= System Health Validation Point
= Asset Intelligence Synchronization Point
= Software Catalog Point
= State Migration Point
= Fallback Status Point

Major changes to design:

- Changes suggested to SCCM Design
  - Currently there is only one DP for Tucson and Tempe. This is because both these sites fall in the state of Arizona with combined user count not more than 310. Health Net suggested that each of these sites should have its own DP
  - Arlington and Hampton – similar to above, should have separate DPs
  - Following sites are going to be decommissioned, as such no requirement to place a DP at these sites:
    - Visalia
    - El Cerrito
    - Mountain View

- San Jose
    - Califa
    - New York
- Only the sites with DPs in south California should report to secondary server proposed in Woodland Hills. These sites are:
    - Woodland Hills
    - Huntington Beach
    - Pasadena now also known as Glendale
    - Chatsworth
    - San Diego
    - San Bernardino

The list below are the sites and distribution points for SCCM implementation:

<table>
<tr><th>Site</th><th>State</th><th>Site/DP</th><th>Platform</th></tr>
<tr><td>Centennial Datacenter</td><td>Colorado</td><td>Primary SCCM Server</td><td>Server OS</td></tr>
<tr><td>Woodland Hills</td><td>CA(California)</td><td>Secondary With DP</td><td>Server OS</td></tr>
<tr><td>Gold Pointe</td><td>CA(California)</td><td rowspan="18">Distribution Point</td><td>Server OS</td></tr>
<tr><td>Aero Jet</td><td>CA(California)</td><td>Server OS</td></tr>
<tr><td>Rancho Cordova-Sun Center</td><td>CA(California)</td><td>Server OS</td></tr>
<tr><td>Huntington Beach</td><td>CA(California)</td><td>Server OS</td></tr>
<tr><td>San Rafael</td><td>CA(California)</td><td>Server OS</td></tr>
<tr><td>Rancho Cordova-White Rock</td><td>CA(California)</td><td>Server OS</td></tr>
<tr><td>Pasadena(Glendale)</td><td>CA(California)</td><td>Server OS</td></tr>
<tr><td>Oakland</td><td>CA(California)</td><td>Server OS</td></tr>
<tr><td>San Marcos</td><td>CA(California)</td><td>Server OS</td></tr>
<tr><td>Chatsworth</td><td>CA(California)</td><td>Server OS</td></tr>
<tr><td>Rancho Cordova-International/Prospect Park</td><td>CA(California)</td><td>Server OS</td></tr>
<tr><td>San Diego</td><td>CA(California)</td><td>Server OS</td></tr>
<tr><td>Fresno</td><td>CA(California)</td><td>Server OS</td></tr>
<tr><td>San Bernardino</td><td>CA(California)</td><td>Server OS</td></tr>
<tr><td>Oakland-MHN</td><td>CA(California)</td><td>Server OS</td></tr>
<tr><td>Modesto</td><td>CA(California)</td><td>Server OS</td></tr>
<tr><td>Concord</td><td>CA(California)</td><td>Server OS</td></tr>
<tr><td>San Mateo</td><td>CA(California)</td><td>Server OS</td></tr>
<tr><td>Irving</td><td>TX</td><td>Site with DP</td><td>Server OS</td></tr>
<tr><td>Phoenix</td><td>AZ(Arizona)</td><td>Site with DP</td><td>Server OS</td></tr>
<tr><td>Tucson</td><td>AZ(Arizona)</td><td>Site with DP</td><td>Server OS</td></tr>
<tr><td>Tempe</td><td>AZ(Arizona)</td><td>Site with DP</td><td>Server OS</td></tr>
</table>

Johnston	PA	Site with DP	Server OS
Tigard	OR	Site with DP	Server OS
Arlington-Washington DC	VA	Site with DP	Server OS
Hampton	VA	Site with DP	Server OS
Boulder DC (in DMZ)	CO(Colorado)	Site with DP	Server OS

- Additional DP suggested to be placed in Boulder DC. An important consideration should be to place a DP in DMZ in Boulder to enable internet based management. Health Net would facilitate for the required server in the Boulder DC
- Health Net would like to see Software catalogue feature to be implemented along with SCCM implementation. This implementation should account for the time taken for software distribution process which needs to change

Software Distribution Management

Cognizant would perform the Software distribution management services for Servers, Desktop/Laptop and VDI which includes operating system updates, software/security patches, other software and application releases through SCCM 2012 platform

- Software distribution activities would be executed in line with change and release management obligations
- Desktop engineering team would work in collaboration with Server/VDI/Desktop team for deployment requirement , testing plan and deployment requirement
- Create and Perform application packaging , testing & deployment
- Co-ordination for UAT testing post application packaging and testing
- Creating and maintaining standard images for Health Net End User desktop/laptop
- Develop Software deployment/management policies and procedures
- Performing installations, changes for the new Software components, including commercial and custom developed Applications

2.3.4.3 *Monitoring Tools*

This section describes the proposed tools solution for Desktop engineering service towers:

- HP OMW for monitoring availability of SCCM services and servers
- OEM tools like Microsoft Deployment tool for image management
- Flexera Admin Studio for Application packing

2.3.4.4 *Service Deliverables*

- Design SCCM 2012 target architecture
- Implementation of SCCM 2012 Design into Production
- Installation of SCCM Servers and enable SCCM Roles
- Migrate packages, collections, etc.
- Migrate all users\workstations (Pilot users will be 1% of users\workstations)
- Software distribution, Patch deployment and Image management for Desktop , VDI and servers

- Application packaging

2.3.4.5 *Steady State Support - Deliverables*

Solution	Description
Solution Highlights	• A dedicated onsite / offshore delivery team performing all in-scope activities
Support Coverage	• 24x7 dedicated support – Offshore/Onsite (Non-federal) with on call • 24X7 Onshore support o 8x5 dedicated support – Onsite (Federal) with the rest on call
Delivery Location	• Onsite - Health Net Offices • Offshore – Bangalore (India) ; Coimbatore (India)

Solution Approach Desktop Engineering- Steady State

Application Packaging


Day in the Life of a Packaging Request
1
Authorized
Pacakge Requestor
4
Application
Owner
2
Change Coordinator
3
Desktop Engineering
5
6
1. Authorized Client contacts the Change Coordinator to request packaging for new PC application for distribution and self-install on user PCs.
2. Change Coordinator approves request and notifies Workplace Services team.
3. Desktop Engineering team handles request:
- Verify if package exists in library
- Conduct discovery call with application owner
- Create or Update package
- Test package
- Provide package for user acceptance test
4. Application owner conducts user acceptance test and accepts package.
5. Desktop Engineering makes package available for distribution via electronic software distribution.
6. Desktop Engineering team notifies Change Coordinator and Customer of completion.

Steady State Support Activities:

Level 1 Services

"Level1" Services will be provided for the desktop engineering activities. L1 Services will be provided in accordance with the procedures documented in the SOPs and will include the following:

L1 Team	• Validate and categorize tickets
	• Monitor all tickets related to the desktop engineering in the Service Management System
	• Ensuring availability of SCCM site servers
	• Monitoring and Controlling SCCM site health status
	• Monitoring and Controlling client health status
	• Defragment all SCCM site systems
	• Where applicable, keep Health Net informed and notified on the status and progress of all tickets
	• Monitoring long running queries
	• Monitoring Audit messages
	• Delete unnecessary workstation objects from AD and SCCM DB
	• Delete unnecessary files from site systems
	• Check disk space on all site systems
	• Check advertisement status
	• Review Package status
	• Review sync between SCCM (Parent-Child) sites
	• Clean out old machines and user accounts

	• Carry out daily, weekly and other regular reporting activities as defined in the SOPs
	• Update and Maintain Incident information in the KEDB

Level 2 Services

"Level 2" ("L2") Services will be provided by L2 support group. L2 Services will be provided in accordance with the procedures documented in the SOPs and will include:

- Incident Management Services
- Change Management Services

L2 Team	• Break-fix and provide workarounds acceptable to the User that reported the Incident which do not require database changes
	• Perform Database Maintenance
	• Review advertisement success/failure rate
	• As applicable, escalate incidents requiring immediate attention by using Health Net's current escalation guidelines
	• Review SCCM updates and SQL updates on all SCCM servers
	• Reviewing AD and SMS objects
	• Review SCCM site settings on all SCCM servers
	• Review SCCM Site boundaries
	• Review SCCM-OU mapping
	• Application packaging , testing
	• Co-ordinate for UAT post packaging
	• Image management (maintain image, update driver, software, patches to gold image)
	• Provide support service for desktop application and troubleshooting
	• Perform software deployment on servers ,VDI and desktops through SCCM 2012
	• Patch deployment Servers , VDI and desktops
	• Carry out daily, weekly and other regular reporting activities for Incidents
	• Maintain documentation for Incidents
	• Update and Maintain Incident information in the KEDB

Level 3 Services

"Level3" ("L3") Services will be provided by the L3 Support Group. All unknown / new errors and problems will be resolved by this group.

	• Performance review and tuning
	• For new software components determine how to deploy and support
	• Troubleshoot installation
	• Work closely with Problem Management organization on the remediation of all problems directly or indirectly related to desktop engineering.
	• Patch Deployment Process Determination
	• Capacity planning

	• Package Archival
	• SCCM hierarchy review
	• Review SCCM security / reports
	• Identify patch effects like reboots to calculate deployment time
	• Deploy Patch on Servers , VDI and Desktop
	• Work with Vendors when required
	• Perform root cause analysis
	• Update and Maintain Incident information in the KEDB

2.3.4.6 Assumptions

- SCCM 2012 implementation is a onetime project which includes design, implementation and migration from SCCM 2007 to SCCM 2012
- Post SCCM 2012 implementation project, Cognizant resources will take over steady state operations for SCCM
- Health Net will allow Cognizant (with notification) to leverage discovery tools on the network where necessary to supplement existing documentation and meeting information.
- Cognizant assumes that at least one SME and technical staff from incumbent vendor will be available for each scope service towers – SCCM, Network (LAN/WAN), Security/Policy
- Current SCCM 2007 is in a healthy state
  - ▪ Enabled SCCM 2007 features are performing as intended
  - ▪ SCCM 2007 is reporting minimal to zero critical/severe errors
- The current network and support infrastructure environments are all healthy and able to support
  - o SCCM 2012 upgrade goals
  - o Database consistent without corruption
  - o No network or latency issues affecting SCCM environment
- Travel to Health Net remote sites will be as per project needs
- During the Production Phase, packages, custom collections, custom reports and custom queries will be migrated to SCCM 2012
  - o All users\workstations will be migrated during this project
- Existing Distribution points will be retained as Windows 7 rollout is in progress. It can be migrated to SCCM 2012
- Print services would be run on SCCM distribution points
- Images update frequency – biannually for hardware changes, security and software updates. Two core images/OS (One basic build and one with Health Net standard productive applications (email and Office).) Maintain one XP sp3. Support Windows 7x64 sp1 post migration
- Post Migration to SCCM 2012 applications will be deployed via SCCM 2012 for environments in-scope
- Application Packaging process flow will be designed during the KT phase and receive approval from Health Net

2.3.4.7 Dependency on Health Net

- Access to existing SCCM 2007 environment and its Data(Inventory, Packages, Image Data, Collections)

- Existing process documents and process relates to SCCM
- Health Net SCCM SME availability for design review and Approvals
- Project Plan review and approvals from Health Net
- Appropriate rights access to existing SCCM 2007 servers
- AD,DHCP,DNS availability
- Access to existing SCCM 2007 Data (App and Pack , Configurations)
- DOMAIN ADMIN in Active Directory access to 'SCCM account '
- SPOC from existing SCCM 2007 team During SCCM 2012 Migration and Cutover
- Health Net to facilitate for provisioning server in Boulder DC –DMZ to install SCCM Distribution Point

2.3.4.8 Risks and Mitigations

S No.	Risk Description	Probability	Impact	Mitigation Strategy
1	Not enough clarification for resource restrictions for Federated Environment and limited access from offshore.	Medium	Medium	Federal requirement would be discussed and documents in design phase
2	We have estimated 500 packages will be migrated to SCCM 2012 and any major changes in volumetric of these Packages will have on effect on project timelines.	Low	Low	Any new changes would be considered as new project
3	Access restriction to existing SCCM 2007 will result in manual migration of SCCM data like packages collections etc. which has effect on Project timelines	Low	Low	SCCM 2007 access and document requirement will be discussed with Health Net team during transition phase

2.3.5 Database

2.3.5.1 Highlights of Scope Validation Workshop

Description	Pre Scope Validation Workshop	Post Scope Validation Workshop
Scope (Database Migration)	• Migrate approximately 1600 databases of the SQL Server in the Health Net environment	• Support services for all Databases across Health Net

	• Only databases that are SQL 7.0/SQL 2000 and SQL 2005 server. • Migrate about 105 instances of the SQL Server. • Federal databases should be migrated by Federal resource only	

2.3.5.2 Solution Approach

This sections details Database managed services for all databases hosted in the Health Net environment (regardless of server type/location) (Refer to appendix for MS SQL database inventory).

Database Managed Services

Database managed services includes : maintenance and steady state support of existing and future databases (MS SQL , MYSQL , Oracle , Rdb) hosted in Health Net environment.

Cognizant will provide the Database steady state operation after a successful transition. Transition is the first and one of the most crucial phases of any sourcing engagement. Effective transition of knowledge and services are essential for the success of subsequent phases of steady state support and transformation. Cognizant will follow a unique Transition model to address Health Net requirement to implement a timely managed transition for database services while ensuring that the risk of sub-optimal knowledge and services transition is minimized. For MS SQL Databases, Health Net will pay for user databases, and not for the standard system databases (e.g. master, msdb, model, resource and tempdb) that are basic requirements to run the systems

2.3.5.3 Monitoring Tools

- Boulder DC-
  - Leverage the existing tools for performance, availability, server monitoring and capacity monitoring for all databases
  - SQL IDERA management and ITCam for SQL Monitoring
  - Oracle Enterprise Manager Cloud Control 12c, with plug-ins installed to monitor other database technologies and to implement Oracle 12c as standard
  - Lite Speed and SSMS (SQL server management studio) tool for MS SQL database backup and upgrade
  - RMAN and TSM backup tool for Oracle database
  - Oracle utility RMU based backup for Rdb
- Cognizant DC
  - HP OMW to be used for monitoring, availability and performance for MS SQL databases

2.3.5.4 Service Deliverables

- Service Improvement initiatives to be identified and implemented for frequent issues. (E.g. SQL Job optimization, space issues and long running Jobs.)
- Long running issues to be identified for Permanent fixes and root cause analysis. Those issues can be candidates for problem investigation.
- SQL Migration documentation for In-place and Side by Side Upgrade on all versions

- Run books and Work instructions of all processes which was handed over to Cognizant team during KT phase
- Shadow support / Guided phase will be supported by documents created

2.3.5.5 Steady state support – Deliverables

Solution	Description
Solution Highlights	• A dedicated onsite / offshore delivery team performing all in-scope activities
Supported Technologies	• Oracle • Microsoft SQL • MY SQL • Rdb
Database Inventory	• Oracle 272 databases • SQL Server 2129 databases / 105 instances • My SQL 33 databases • Rdb 150 databases Note: Database count are approximate and count will be updated during transition
Support Coverage	• 24x7 dedicated support – Offshore/Onsite (Non-federal) with on call • 24X7 Onshore support 8x5 dedicated support – Onsite (Federal) with the rest on call
Delivery Location	• Onsite - Health Net Offices • Offshore – Bangalore ; Coimbatore

Level 1 Services

"Level1" Services will be provided for the Databases. L1 Services will be provided in accordance with the procedures documented in the SOPs and will include the following:

L1 Team	• Validate, categorize tickets
	• Monitor all tickets related to the databases in the Service Management System
	• Report downtimes and uncommon system behavior to Health Net
	• Carry out daily, weekly and other regular reporting activities as defined in the SOPs
	• Act as the central point of contact between Health Net and Cognizant for tickets
	• Broadcast communications authorized by the Health Net to Users
	• Where applicable, keep Health Net informed and notified on the status and progress of all tickets
	• Database Instance availability
	• L1 Database monitoring (Query / Transaction/ Alert log / Trace file/Space etc.)
	• Job Monitoring
	• Replication / stand by monitoring
	• Object monitoring

	• Unauthorized / Inactive User Access
	• Backup status monitoring
	• Disk space / Table space utilization
	• Security and Configuration exception alerts
	• Listener Availability
	• Update and Maintain Incident information in the KEDB

Level 2 Services

"Level 2" ("L2") Services will be provided for the Databases receiving L2 as listed above. L2 Services will be provided in accordance with the procedures documented in the SOPs and will include:

- Incident Management Services
- Change Management Services

"Incident Management Services" mean the Services to resolve (or break-fix, as applicable). An Incident which has no known resolution will include the following:

L2 Team	• Resolve and document Incidents
	• Break-fix and provide workarounds acceptable to the User that reported the Incident which do not require database changes
	• As applicable, escalate incidents requiring immediate attention by using Health Net's current escalation guidelines
	• Maintain Incident information in the Service Management System
	• Carry out daily, weekly and other regular reporting activities for Incidents
	• Maintain documentation for Incidents
	• Update and Maintain Incident information in the KEDB and will responsible for maintaining & updating operation handbook / Runbooks as well

Database Monitoring:	
L2 Team	• Database Instance Availability
	• L2 Database monitoring (Query / Transaction/ Alert log / Trace file/Space etc.)
	• Job monitoring
	• Replication / stand by monitoring
	• Object monitoring
	• Unauthorized / Inactive User Access
	• Backup status monitoring
	• Disk space / Table space utilization
	• Security and configuration exception alerts
	• Listener Availability
	• HA (RAC, Cluster, ASM etc.,) services Availability
	• Update and Maintain Incident information in the KEDB and will responsible for maintaining & updating operation handbook / Runbooks as well

Basic Administration:	
L2 Team	• Startups/Shutdowns of database servers
	• Additional Space allocation
	• Object maintenance
	• Job Purging/reruns
	• Initial troubleshooting
	• Cluster ware troubleshooting
	• Set up database auditing
	• Database refresh
	• Standby/Mirror database re-instantiation
	• Update and Maintain Incident information in the KEDB and will responsible for maintaining & updating operation handbook / Runbooks as well
DB User Management:	
L2 Team	• End User account requests (create, delete, reset password, roles)
	• Elevated privileges requests for existing or new roles
	• Elevated privilege challenge process
	• Non-expiry profile requests
	• Update and Maintain Incident information in the KEDB and will responsible for maintaining & updating operation handbook / Runbooks as well
Database Lifecycle Management:	
L2 Team	• Vendor software installation; includes RDBMS and related add-on products
	• Database creation, clones, copies and moves
	• Database upgrades as defined by the Refresh Report, Schema maintenance
	• Patch planning scheduling and installations
	• Database decommissioning
	• Database reorganization
	• Update and Maintain Incident information in the KEDB and will responsible for maintaining & updating operation handbook / Runbooks as well

Backup and Recovery:	
L2 Team	• Implementing backup solutions
	• Scripts/tool based backup
	• Disaster recovery testing
	• Backup and recovery via various tools(e.g. – RMAN/Oracle, TSM, SQL Server Native tools/SQL Server, O/S utilities, Business copy, Ad-hoc backup and restore)
	• Quality: for integration testing and User Acceptance Tests.
	• Update and Maintain Incident information in the KEDB and will be responsible for maintaining & updating operation handbook / Runbooks as well

Level 3 Services

"Level3" ("L3") Services will be provided by the L3 Support Group for Database Management services. All unknown / new errors and problems will be resolved by this group.

L3 Team	• Database planning and Design services
	• Design any special application or security requirements.
	• For new software components determine how to deploy and support
	• Design database objects
	• Determine database parameters
	• Troubleshoot installation
	• Performance tuning of database parameters
	• Work closely with Problem Management organization on the remediation of all problems directly or indirectly related to database engineering.
	• Patch Deployment Process Determination
	• Identify vulnerable systems and determine severity
	• Determine Response until patch is available
	• Implement response until patch is available
	• Monitor for Patches and test
	• Identify patch effects like reboots to calculate deployment time
	• Deploy Patch
	• Confirm Patch Efficacy, no adverse effects
	• Recommend Server Placement/ Hardware Migration
	• Disaster recovery solution design, benchmarking, load testing, implementation, configuration, monitoring and troubleshooting, both internal and external.
	• Injection of HA (RAC, Data Guard, Clustering etc.,) Services assessment for new deployments/enhancements
	• Work with Vendors when required
	• Perform root cause analysis
	• Update and Maintain Incident information in the KEDB (Known error Database) and will responsible for maintaining & updating operation handbook / Runbooks as well

2.3.5.6 Assumptions

Database Managed Services

- Monitoring and alerting process and tools are in place
- All PHI, PCI, PII data in databases are encrypted at disk level for compliance and security
- Documented procedures exist for DB deployment qualification and validation processes
- DB refresh activities occur on a frequent basis (at least 4 refreshes per week)
- At the time of this agreement, User access/management is a manual activity, no automated tools are used
- Current infrastructure support team performs backups and reports on "failed backups" on a daily basis to the DB team

- At the time of this agreement DB provisioning is a manual process and qualification is done via a checklist
- Cognizant team will actively participate in audit activities
- Database backups will be scheduled through backup software and are managed and administered by backup administrators. For Oracle Databases, the RMAN backup are scheduled in CRONTAB
- All middleware related issues will be handled by the incumbent delivery team in Boulder DC
- DB Connection String on the application side will be changed appropriately so that the application can talk to the newly migrated Instances
- Database upgrades are performed by incumbent and considered to be completed before services transition to Cognizant

2.3.5.7 Dependency on Health Net

2.3.5.8 Risk and Mitigations

Database Managed Services

S.No	Risk Description	Probability	Impact	Mitigation Strategy
1	Legacy system support from Cognizant and Partners need to be identified and documented for every CI/Device in the list. Especially production and business critical systems	High	High	Cognizant requires separate SLA and waivers as required. Also those systems should be migrated to the latest platforms to avoid /mitigate this risk
2	Any change in scope might impact delivery (e.g. Increase Delivery cycle time, Attrition)	Low	Low	Contractual scope should be adhered by Cognizant and Health Net.
3	Tool capability in tracking SLA's proactively, assignment of right priorities, supporting escalation process, reporting capability not known. If not available, manual tracking of SLA's, timely escalation will require additional efforts	Medium	Medium	Need to validated during Transition Phase

2.4 Security Compliance and Controls

Security Controls: Entire Security requirements of Health Net and Cognizant GIS (Global Information Security) team will be defined and documented as Controls. For establishing the controls, Cognizant Security team will follow the direction of Health Net Info Security team to enforce the HIPAA, SOX and TRICARE contract security requirements. For every defined control, acceptance criteria will be established working with Health Net Information Security team. Any changes required to the security controls time to time as required by the Law /Legislation Enforcement will be supported by Cognizant Security team. To enforce security compliance, controls will be defined for following support areas under the ITO services

1. Physical Security – Applies to Primary and Secondary Datacenters and Cognizant Delivery Location with in United States and Cognizant Offshore Delivery Centres (ODC)
2. Logical Security – Applies to all associates equipment working for Health Net Account
3. Database
4. Servers
5. Desktop, VDI and Laptops
6. Networks
7. Security Patching Requirements for OS and COTS products.
8. SOX Compliance
9. Internal and External Audit Requirements
10. Support of security agents

All the security controls that are to be defined will be documented during the transition period and will be enforced from the Day-1 of the steady state. (Please refer Transition Schedule for detailed plan.)

Associate Training

Cognizant associates working for the Health Net account will be trained on all the required Security courses as defined by Health Net Inc and Health Net Federal Services. Yearly compliance of such training will be enforced. Cognizant will ensure all associates are trained within 3 weeks after gaining necessary access to Health Net environments. Following are the list of Health Net Inc and Health Net Federal Services training that will be enforced by Cognizant. If any of the new courses introduced or any modification done to the existing training courses, Cognizant will enforce its associate to get trained in the new training courses within a month of written/e-mail notification from Health Net.

Health Net Inc – Security Training Courses

1. Getting the Records Straight – Disposition Procedures (1.0)
2. HIPAA Basic – Privacy and Security (1.0)
3. Painful Price of Healthcare Fraud and Pharmaceutical Fraud (1.0)
4. Health Net Code of Business Conduct and Ethics
5. Health Net General Compliance
6. Medicare Part D: Fraud, Waste and Abuse (for all associates whose job functions cover or may cover Medicare Part D)

7. Other training courses that Health Net requires its employees or contractors to take, as reasonably requested by Health Net, or updated version of the training courses listed above.

Health Net Federal Services – Security Training Courses

8. G&SS HIPPAA Privacy Training
9. GSS Security Awareness
10. GSS Records Management Training
11. Security Baseline Training
12. ISO 101-2009
13. HNFS URAC CORE V3.0 (TRICARE ONLY)
14. URAC Applied Training (TRICARE ONLY)
15. HNFS Reporting Quality of Care and Serious Reportable Events

2.4.1 Information System Security

McAfee antivirus and IDS units will be managed by HN's McAfee EPO instance and HN's SOC. Cognizant will work with HN INFOSEC team to apply McAfee AV in server & desktop equipment.

2.4.2 Vulnerability Risk Assessment & Management

Cognizant understands Health Net Info security team performs Vulnerability Risk assessment and prepares plan to remediate them as per the governing rules, Cognizant associates will support such assessment and will work with Health Net security team for remediation and to prevent such incidents in the future.

Incident Reporting

All of the security incidents will be reported to Health Net within reasonable time frame and with detailed incident reports. Cognizant Management will ensure all of its associate provides complete cooperation to ensure the required remedy for such incident are derived quickly and per Health Net direction. The incident reporting will be filed to Privacy Officer of Health Net Inc. / Health Net Federal Services as deemed applicable.

Security Controls Definition and Password Services Build Timeline

All of the security services will be aligned based on the services delivery dates

HN ITO Security	Start Date	End Date
Password Vault Services	**3-Feb-2014**	**2-May-2014**
Requirement Gathering	3-Feb-2014	7-Feb-2014
Requirement Analysis	3-Feb-2014	7-Feb-2014
Solution Designing	10-Feb-2014	14-Feb-2014
Construction/Configuration	17-Feb-2014	28-Mar-2014
Testing - SIT	31-Mar-2014	18-Apr-2014
UAT	21-Apr-2014	25-Apr-2014
Implementation	28-Apr-2014	2-May-2014

HN ITO Security Controls Definition	**3-Feb-2014**	**25-Apr-2014**
Group 1	**3-Feb-2014**	**21-Feb-2014**
Requirements & Definition	**3-Feb-2014**	**7-Feb-2014**
Physical Security - Health Net DC & ODC	3-Feb-2014	7-Feb-2014
Logical Security - Cognizant DC and Cognizant ODC	3-Feb-2014	7-Feb-2014
Training - Health Net & Health Net Federal Services	3-Feb-2014	7-Feb-2014
Desktop/VDI/Laptop Controls	3-Feb-2014	7-Feb-2014
Documentation	10-Feb-2014	14-Feb-2014
Review Walkthrough	17-Feb-2014	17-Feb-2014
Final Review and Sign Off	18-Feb-2014	21-Feb-2014
Group 2	**24-Feb-2014**	**21-Mar-2014**
Database Security Controls	24-Feb-2014	28-Feb-2014
DB SOX Compliance Controls	3-Mar-2014	7-Mar-2014
Documentation	10-Mar-2014	14-Mar-2014
Review Walkthrough	17-Mar-2013	17-Mar-2014
Final Review and Sign Off	18-Mar-2014	21-Mar-2014
Group 3	**24-Mar-2014**	**25-Apr-2014**
Server Controls	**24-Mar-2014**	**4-Apr-2014**
Windows	24-Mar-2014	28-Mar-2014
Unix /AIX/Solaris	31-Mar-2014	4-Apr-2014
Vulnerability Assessment Support Process	7-Apr-2014	9-Apr-2014
Audit Process Definition	10-Apr-2014	11-Apr-2014
Documentation	14-Apr-2014	18-Apr-2014
Review Walkthrough	21-Apr-2014	21-Apr-2014
Final Review and Sign Off	22-Apr-2014	25-Apr-2014

2.4.3 Password Vault Assessment

2.4.3.1 Print and File services

Provisioning/De-provisioning

- Discuss Provisioning and De-provisioning process at high level
- Access to Print and File services to follow existing ISR process
- Cognizant Admin's will create file share (if it's a new share request) and provide appropriate rights (read/write) to user groups.
- IBM will create/modify user groups and also add/remove users to groups

Process for provisioning/De-provisioning

- User creates ISR for print and file share
- SR created for CTS team for provisioning (if request is for a new share) / De-provisioning files share
- CTS creates print/file share as needed and control's access to print and file services using group's
- Approval process for user access will be derived in design phase
- ISR to add/remove user's to existing file share group's will not trigger a SR to CTS admin

Issues/Concerns

- In current scenario file system privileges is not tightly controlled
- Users and privileges to different print and file services change over time
- Configuration drift on access modifications
- Delay in processing by Access Admin may delay CTS processing time for ISR

Proposed Remediation

- Setup process and monitoring utilities in place to report on users and access level's
- Create audit report on a periodic basis and share with HN audit team to review/approve
- Details on type of monitoring utility and reporting will be derived during design phase
- Setup automated De-provisioning of CID accounts using feed from CTS ESA system
- Cognizant model will have dedicated administrator's instead of shared admin's in IBM model

2.4.3.2 Citrix and VDI services

Provisioning/De-provisioning

- Discuss Provisioning and De-provisioning process at high level
- Access to Citrix services to follow existing ISR process
- Access admin team to control ISR's process

- Cognizant Admin's will create Citrix VDI/application access and manage Citrix/VDI policies

<u>Process for provisioning/De-provisioning</u>

- User creates ISR for Citrix/VDI
- ISR follows existing approval process and access admin governs the process
- A SR is created for CTS team for provisioning/De-provisioning Citrix/VDI access
- CTS admin team creates or modifies Citrix profile/rules to indicate Secure/Remote Citrix, Persistent/Non-Persistent VDI, manage advanced configurations such as USB, File/Print share
- Adding/Removing users to groups is performed by IBM

<u>Issues/Concerns</u>

- In current scenario user's access is not tightly controlled
- User's moving between Secure and Remote access without right documentation
- Configuration drift within Citrix profile /policies
- Delay in access admin process could delay CTS turn-around time

<u>Proposed Remediation</u>

- Setup process and monitoring utilities in place to report when user profile changes
- Create audit report periodically and share with HN audit team to review/approve
- Details on type of monitoring utility and reporting will be derived during design phase
- CTS to monitor and manage capacity planning for Citrix/ Persistent VDI
- Cognizant model to have dedicated administrator's instead of shared admin's in IBM model

2.4.3.3 Database Services

<u>Provisioning/De-provisioning</u>

- MYSQL, Oracle DB's and RDB are not integrated with AD
- Majority of SQL Server DB's are integrated with AD
- Elevated privileges for admin's are controlled by having 2 AD accounts for administrators
- Elevated privileges are provided for 72 hours using the existing vault process where credentials need to be checked in/out for the duration of access needed
- Manual process involved in resetting password and check in credential for elevated accounts
- Discuss Provisioning and De-provisioning process access at high level
- Follow existing ISR process to gain access. ISR process managed by access admin
- CTS DBA to provide access to DB's and create DB roles and assign users to roles

<u>Process for provisioning/De-provisioning</u>

- CTS DB admin's will have three accounts
- CID for regular access
- ID with administrative access on non-SOX Compliance systems
- ID with elevated privileges for SOX Compliance systems. Privilege valid for 72 hours
- Elevated privilege is not needed to "Monitor" SOX Compliance systems
- Regular Access
- User creates ISR for DB access
- A SR is created for CTS DB team for provisioning/De-provisioning access
- Administrative access – for non-SOX Compliant systems
- CTS DB admin's create ISR for DB access for non-SOX compliance system administration
- For non-SOX Compliant systems CTS admin team creates or modifies user accounts in DB and creates DB roles to control privileges and assign roles to users
- Elevated Privilege's Access – for SOX compliant systems
- Create ISR for elevated access & EPSS approves it
- Elevated access account is enabled and credential is checked out from password vault
- User makes use of elevated privilege account for <= 72 hours (Renews as needed)
- Use Password vault system to checks-in credential after 72 hours and reset elevated account password

Issues/Concerns

- In addition to developers and system account's, users have access to database
- AD based authentication not in use for lot of DB's
- Delete privileges are not removed by default
- Need to have 72 hour elevated privileges for SOX compliant systems access which is not a industry practice for standard operating procedure
- IBM unable to provide audit report on elevated privilege users and access which calls for existence of Password Vault Service
- Lot of manual process involved in access admin and password reset
- No process/system is in place to ensure users do not use elevated privileges and credentials are checked into the vault after 72 hours
- Automation of process to remove 72 hour elevated privileges access and password vault needs to be approved by KPMG, Deloitte audit team

Proposed Remediation

- One ISR process to create accounts for regular access, admin access to non-SOX systems and elevated access to SOX compliant systems
- Setup process and monitoring utilities in place to report elevated privilege and regular access
- Create audit report periodically and share with HN audit team to review/approve
- Look at possibility of Integrating MYSQL, SQL Server and Oracle DB with LDAP
- Documentation to be derived to follow process for user account provisioning
- Detailed process and steps to be derived in low level design phase
- Follow current 72 hour elevated privilege process
- No new password vault system to be developed for CTS. Follow existing process for elevated privilege access on SOX compliant systems

Note: Cognizant has used NIST as general terminology, where it is required to define HN custom defined security controls that are built on top of NIST security controls.

Data Center Build – Resource Model

The table below highlights the resources that will be used in the datacenter to build/implement the service towers:

Sl No	Use Case	Phases	Non Federal	Federal	Comments
1	DataCenter	Build/Implement	✓	✓	Federal Links would be terminated by Federal resource
		DC Operations	✓	✓	NIST operational compliance by Federal resource
2	Network & Security	Build/Implement	✓		Design & build of network infrastructure would be executed by non federal resource till its not connected to Fed data
		Steady state /Operations	✓	✓	Logical Access for Fed and Non Fed Resources
3	Server/VM	Build/Implement	✓		Design & build of virtual infrastructure would be executed by non federal resource till its not connected to Fed data
		Steady state	✓	✓	Logical Access for Fed and Non Fed Resources
		Project	✓	✓	
4	Storage & Backup	Build/Implement	✓		Design & build of storage infrastructure would be executed by non federal resource till its not connected to Fed data
		Steady state	✓	✓	Logical Access for Fed and Non Fed Resources
5	FileShare service	Build/Implement	✓		Design & build of file share infrastructure would be executed by non federal resource till its not connected to Fed data
		Steady state	✓	✓	Logical Access for Fed and Non Fed Resources
6	Print Service	Build/Implement	✓		Design & build of print infrastructure would be executed by non federal resource till its not connected to Fed data
		Steady state	✓	✓	Logical Access for Fed and Non Fed Resources
		Hardware breakfix	✓	✓	
7	VDI	Build/Implement	✓		Build OS image & testing would be exected by non federal resource till its not connected to Fed data
		Steady state	✓	✓	Logical Access for Fed and Non Fed Resources
		OS Image build	✓		Build OS image & testing would be exected by non federal resource till its not connected to Fed data
8	Desktop Engineering	Build/Implement	✓		Design & build of desktop engineering infrastructure would be executed by non federal resource till its not connected to Fed data
		Steady state	✓	✓	Logical Access for Fed and Non Fed Resources
		Application Packaging	✓		Application packaging / test would be executed by non federal resource
9	Tools	Build/Implement	✓		Design & build of tools infrastructure would be executed by non federal resource till its not connected to Fed data
		Steady state	✓	✓	Logical Access for Fed and Non Fed Resources
10	Desk side support	Deskside support	✓	✓	Federal resources to support HN Federal users as per location demarcation
		Remote support	✓		
11	Database	Upgrade and Steady state	✓	✓	Logical Access for Fed and Non Fed Resources

3. Appendix

3.1 Appendix I – Tools Functionality

3.1.1 Introduction

As a follow-through of the Monitoring Tools solution described in Section 2, this section further details the over-all capability of the major tools that have been proposed for this engagement along with their features and snapshots of their reporting capabilities.

3.1.2 Overview of Tools Functionality

HP NNMi (Network Node Manager i) + iSPI

HP NNMi (Network Node Manager i) 9.x is foundation of Network Fault and Performance Management. This tool, in Health Net environment, will be primarily used for availability and traffic performance monitoring of entire network components. It will be integrated with HP OMi for centralized event aggregation. The following are the additional benefits that will be leveraged by using this tool:

- Automatic discovery feature to simplify the complex Network architecture and also provide Map based views
- Automated action and notification support for quick remediation and reduction in MTTR
- Dynamic RCA and Service impact support to assess impact to network survivability, recovery and reductions in redundancy
- Real time graphs to enable Network expert to view the Network performance in real time

The HP NNMI (Network Node Manager i) iSmart Plug-ins (iSPI's) for performance is an add-on module that extends the capabilities of HP NNMi software to enable unified fault, availability, and performance management. The iSPIs add performance management capability to HP NNMi by analysing, processing, and aggregating a range of standard and advanced metrics collected by HP NNMi.


Top 10 Sources Incoming
Volume - In Bytes (sum)
Source Host Name
sydney.ntc2.... melbourne.... 192.168.111.1 patsy.fc.usa....
Top 10 Sources Outgoing
Volume - Out Bytes (sum)
Source Host Name
192.168.111.1 melbourne.... sydney.ntc2.... patsy.fc.usa....
Top 10 Applications Incoming
Application Name
netnews Telnet Doom douggWoW
Top 10 Applications Outgoing
Application Name
Doom Telnet douggWoW netnews
Top 10 Types of Service Incoming
Type of Service
168 176 4 192 2 8 12 0
Top 10 Types of Service Outgoing
Type of Service
168 176 0 192 12 2 4 8

Benefits of HP NNMi

- Maximizing network availability and performance
  - Continuous spiral discovery
  - Event pipeline for multi-phased conditioning and correlation
  - Deterministic root-cause analysis that adapts to changing topology
  - Unified fault and performance management
- Maximizing operator efficiency and productivity
  - Exception-based management
  - Quick start configuration wizard and configuration graphical user interface (GUI) forms
  - Integrated solution
- Minimizing total cost of ownership (TCO)
  - Extreme scalability
  - Flexible n-tier architecture
  - Web-based application accessibility

HP Operations Manager (OMW)

HP OMW (Operation Manager for Windows) 9.x is one of the leading enterprise monitoring tools in the IT industry. This will provide out-of-box functionality to monitor heterogeneous operating systems components like CPU, memory, disk, event log, services, etc. This product also has ready-to-use smart plugins to perform deep dive monitoring for enterprise applications which will enable the monitoring process swift. Cognizant's proposed solution also includes SQL DB smart plug-ins to enable deep dive monitoring of the database environment.

The Smart Plug-in for Databases (DB SPI) integrates with HP Operations Manager (HPOM) and provides database availability, performance and services reports from a central, easy-to-use dashboard through the HPOM console. Our DB monitoring solution will provide deeper visibility of database availability and performance and improve capacity management and planning for database use.


HP Performance Manager
User:
Logout
Standard View
Diagnostic View
Home ▾ Nodes ▾ Graphs ▾ View ▾ Admin ▾ Help ▾
IO U...
Microsoft SQL Server IO Utilization Metrics
For System btovm118.ind.hp.com
Per Minute/Per Second
Pages Written Per Physical Write.
15.0
12.5
10.0
7.5
5.0
2.5
0.0
10
9
8
7
6
5
4
3
2
1
0
3/25/12 8:00:00 PM
3/26/12 12:00:00 AM
3/26/12 4:00:00 AM
3/26/12 8:00:00 AM
3/26/12 12:00:00 PM
3/26/12 4:00:00
btovm118\OVOP...
Data: 4.94
Time: 3/26/12 7:30:00 PM
btovm118\OVOPS M008_WritsOutstdRate (Per Minute)
btovm118\OVOPS M006_SnglPgeWrtsRate (Per Minute)
btovm118\OVOPS M021_SinglPgeWritPct (Per Second)
btovm118\OVOPS M005_PageReadsRate (Per Minute)
btovm118\OVOPS M004_BatchWritesRate (Per Minute)
btovm118\OVOPS M007_ReadsOutstdRate (Per Minute)
btovm118\OVOPS M003_LogLogicalIOAvg (Count) (Right Axis)

The HP OM Smart Plug-in for Virtualization Infrastructure (VI SPI) enables management and monitoring of virtual infrastructure on various technologies from an HP Operations Manager (HPOM) console. The VI SPI monitors the performance, capacity, utilization, availability, and resource consumption of the host machines, virtual machines, and resource pools.


SPI monitoring policies
Operations agent 11.xx
Infrastructure SPIs
Deployment
Hyper-V Host
Guest 1
Guest 2
Guest n
HPOM Management Server

The image below represents the structural view of Health Net's virtualization infrastructure hierarchy in the environment.


Services
AutoDiscovery
Systems Infrastructure
VirtualizationInfrastructure
Hewlett-Packard
IBM
Microsoft
Oracle
HPVM Hosts
HPVM Virtual Machines
LPAR Frames
Hardware Management ...
VI:IBM vmcollection
Hyper-V Hosts
Hyper-V Virtual Machines
Solaris Containers (Glob...
Solaris Containers (Non-...
VI:VMware
ESX/ESXi Hosts
Clusters
vSphere Management A...
Resource Pools
Virtual Centers
Data Centers
ESX/ESXi Virtual Machines

The HP Virtualization SPI, along with HP Operations Agents, consolidates performance metrics to generate preconfigured reports, including:

- Configuration information, CPU and memory utilization of datacenter, host servers, and guest virtual machines configured on them
- List of top 10 CPUs according to usage
- List of top 10 host machines according to disk space consumed
- List of top 10 virtual machines reaching thresholds in terms of memory usage


Average Memory Utilization(percentage)
Mem Util (%)
100
80
60
40
20
0
8/31/2010
9/1/2010
ispi-wpar
oval-lpar1
oval-lpar10
oval-lpar2
oval-lpar3
oval-lpar4
oval-lpar6
oval-lpar7
oval-lpar8
oval-lpar9
test-wpar
wpar1

Benefits of HM OM

- Reduce costs and duplication of effort by consolidating events from disparate IT domains into a single enterprise console
- Speed the resolution of issues with improved visibility across the entire enterprise IT infrastructure
- Decrease the number of costly escalations by empowering Operations Bridge staff to resolve incidents on their own
- In-depth monitoring of physical and virtual environment and provide advance visualization of resource utilization

Manager of Manager – HP OMi

Cognizant proposes HP OMi (Operations Manager i) as a centralized event management console to aggregate events from all the monitoring tools and perform Event correlation, Event Filtering and Event de-duplication. In the Health Net environment, the element managers like HP OMW, NNMi and other third party tools like Hitachi Tuning Manager, Sepaton, Spectra logic, Citrix EdgeSight, Cisco UCS manager and vCenter will be integrated with HP OMi to help minimize the gaps in operations.


Experts
Less time working on day to day operations
Less time maintaining operational solutions
Optimize time engaged in evolving operational solutions
Maximize time spent on strategic activities
Workload
Efficiency
Reduce false alarms
Work on causes and not symptoms
Enable co-operative cross-domain working
Focus on what matters to the business
Escalate less incidents
Fix issues more rapidly
Streamline activities
Tier 1 Operators

Sample Event Browser View



Benefits of HP OMi

- Operations Bridge event-management improvement
    - Accelerate time to repair by focusing operators on causal events with topology-based event correlation

- Reduce outages proactively by linking business services to the underlying IT infrastructure, enabling operators to prioritize their activities
  - Visualize application and service health
- Performance management
  - Identify resource problems in OS and Databases to reduce business risks associated with downtime or slow performance
  - Analyze historical performance trends to identify bottlenecks and drive infrastructure optimization
  - Provide immediate performance-issue identification with real-time diagnostic capabilities to lower business service impact
- Reporting
  - Identify issues using reports that unify performance, system, and availability information on a single graph
  - Clarify performance and usage trends based on historical application and system data to enable capacity management

Spectralogic tape library

Data Integrity Verification

PreScan ensures that tapes are usable and can accept data. PreScan checks each imported tape and verifies that the tape can be written to, scanning the tape for potential issues including broken or dislodged leader, poor media health and write-protected status.

QuickScan confirms that a single track (one direction) can be read. QuickScan scans a tape unidirectionally by reading the length of one track of the tape to provide a rapid indicator of integrity of data written.

PostScan checks an entire tape to ensure that all sectors can be read. PostScan confirms that there are no media errors on the tape by reading the entire length of the tape up to the end of the recorded data.

Media Lifecycle Management (MLM)

When you use Spectra Certified Media, BlueScale Media Lifecycle Management (MLM) non-intrusively tracks more than 40 criteria about each tape throughout its usable life. This reporting helps you identify tapes that require retries to complete an operation, tapes with high error rates, and tapes with other problems so that you can evaluate whether the tape health is poor or the drive writing to the tape is the cause of the problem.

Drive Lifecycle Management (DLM)

Drive Lifecycle Management provides data about drives that you can use to identify drives with issues before those drives affect ongoing library operations. Used in conjunction with Spectra Logic's Certified Media, DLM, MLM, and LLM help you comprehensively manage your library and its drives and media across the life of each.

Library Lifecycle Management (LLM)

BlueScale Library Lifecycle Management (LLM) tracks the library and its components across the library's lifecycle. Hardware Health Monitoring (HHM) tracks maintenance thresholds for key library components and notifies you when maintenance tasks are required to keep your library in optimum operating condition.

BlueScale Management

The BlueScale management interface offers you unparalleled operator efficiency, giving you the ability to manage all library features including:

- Tape media with Media Lifecycle Management (MLM)
- Drives, robotics and other hardware components with Library Lifecycle Monitoring (LLM)
- Encryption and encryption keys with BlueScale Encryption
- Integrity of data with Data Integrity Verification (DIV)

Encryption

Spectra T-series libraries support BlueScale Encryption and key management, with data encrypted through LTO drives. This is the only library-integrated encryption and key management available—no external hardware, appliance, or applications required. In a single step, you both encrypt and back up data. Because encryption is hardware-based, it minimally affects backup windows, and it doesn't burden the network. Managing encryption and the keys used to encrypt data is simple, because it's all handled through the library's graphic interface—on the Web and on the front panel.

3.2 Appendix II – File Share and Print Services

This appendix lists-out the printer names along with their locations, servers on which they are hosted and the drivers which are installed over these servers.

Printer Name	Location	Server Name	Driver Name
P-YORKTOWN-01	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	RICOH Aficio MP 201 PCL 6
P-WRIGHTP-02	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-WOMACK-06	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	RICOH Aficio MP 301 PCL 6
P-WOMACK-05	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	RICOH Aficio MP 301 PCL 6
P-WOMACK-04	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-WOMACK-03	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	HP LaserJet 4250 PCL 6
P-WOMACK-02	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	HP LaserJet M4345 MFP PCL 6

Printer Name	Location	Server Name	Driver Name
P-WOMACK-01	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	HP Universal Printing PCL 6 (v5.4)
P-VIRGINIAB-03	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	HP Color LaserJet 4700 PCL 6
P-VIRGINIAB-02	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	HP Universal Printing PCL 6 (v5.4)
P-VIRGINIAB-01	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	Canon iR2200-3300 PCL6
P-SURFSIDE-01	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	HP LaserJet 4250 PCL 6
P-SEYMOURJ-02	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	RICOH Aficio MP 301 PCL 6
P-SELFRIDGE-02	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	RICOH Aficio MP 301 PCL 6
P-SCOTT-04	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	HP LaserJet P4010_P4510 Series PCL 6
P-SCOTT-03	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	RICOH Aficio MP 301 PCL 6
P-SCOTT-02	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	HP Universal Printing PCL 6 (v5.4)
P-RADER-03	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	RICOH Aficio MP 201 PCL 6
P-QUANTICO-04	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	HP LaserJet 4350 PCL 6
P-QUANTICO-02	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	HP LaserJet 4250 PCL 6
P-QUANTICO-01	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	HP Universal Printing PCL 6 (v5.4)
P-PORTSMOUTH-03	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-PORTSMOUTH-02	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	Canon iR2200-3300 PCL6
P-PORTSMOUTH-01	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	HP Universal Printing PCL 6 (v5.4)
P-PITTSBURG-01	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	HP Universal Printing PCL 6 (v5.4)
P-PEASE-01	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	RICOH Aficio MP 201 PCL 6
P-PATUXTENTR-02	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	HP LaserJet M4345 MFP PCL 6
P-PATUXTENTR-01	Remote Office-TSC	bld-	Canon iR2200-3300 PCL6

Printer Name	Location	Server Name	Driver Name
		fsvs01.FS.healthnet.com	
P-PATUXENTR-03	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	RICOH Aficio MP 301 PCL 6
P-PATTERSON-01	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	HP Universal Printing PCL 6 (v5.4)
P-NYSTATEN-01	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	HP Universal Printing PCL 6 (v5.4)
P-NEWPORTNEWS-01	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	RICOH Aficio MP 301 PCL 6
P-NEWPORT-01	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-NEWL-01	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	RICOH Aficio MP 201 PCL 6
P-MD01H43A	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	HP LaserJet M4345 MFP PCL 6
P-MCGUIRE-02	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-MCGUIRE-01	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-MCDONALD-02	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	RICOH Aficio MP 201 PCL 6
P-MALCOLMG-02	Remote Office-TSC	bld-fsvs01.fs.healthnet.com	RICOH Aficio MP 201 PCL 6
P-LEJEUNE-05	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-LEJEUNE-01	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	HP LaserJet M4345 MFP PCL 6
P-LANGLEY-02	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	RICOH Aficio MP 301 PCL 6
P-KNOX-02	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	HP Universal Printing PCL 6 (v5.4)
P-KNOX-01	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	Canon iR2200-3300 PCL6
P-KIRK-03	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	RICOH Aficio MP 201 PCL 6
P-KIRK-01	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	Canon iR3570/iR4570 PCL6
P-KIMBROUGH-03	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-KIMBROUGH-02	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	HP Universal Printing PCL 6 (v5.4)

Printer Name	Location	Server Name	Driver Name
P-KIMBROUGH-01	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	Xerox Global Print Driver PCL6
P-KENNER-02	Remote Office-TSC	BLD-FSVS01.FS.healthnet.com	RICOH Aficio MP 301 PCL 6
P-KELLER-02	Remote Office-TSC	BLD-FSVS01.FS.healthnet.com	RICOH Aficio MP 201 PCL 6
P-KELLER-01	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	HP LaserJet 4250 PCL 6
P-HANSCOM-02	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-HANSCOM-01	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	Canon iR2200-3300 PCL6
P-HAMILTON-02	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	RICOH Aficio MP 201 PCL 6
P-GUTHERIE-01	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-GROTON-02	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-GREATL-02	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-GREATL-01	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	Canon iR2200-3300 PCL6
P-FAIRFAX-01	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	RICOH Aficio MP 201 PCL 6
P-Evansmill-02	Remote Office-TSC	bld-fsvs01.fs.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-ELIZABETH-01	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	HP Universal Printing PCL 6 (v5.4)
P-DOVER-01	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	HP LaserJet M4345 MFP PCL 6
P-DILORENZO-02	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-DILORENZO-01	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	Canon iR2200-3300 PCL6
P-DEWITT-04	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	RICOH Aficio MP 201 PCL 6
P-DEWITT-03	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	RICOH Aficio MP 201 PCL 6
P-DEWITT-02	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	HP LaserJet 4250 PCL 6
P-DETROIT-02	Remote Office-TSC	bld-	HP Universal Printing PCL

Printer Name	Location	Server Name	Driver Name
		fsvs01.FS.healthnet.com	6 (v5.4)
P-DCWASH-02	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	Canon iR3570/iR4570 PCL6
P-DCWASH-01	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	HP Universal Printing PCL 6 (v5.4)
P-DAYTON-05	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-DAYTON-04	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	HP Color LaserJet 4700 PCL 6
P-DAYTON-02	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	HP Universal Printing PCL 6 (v5.4)
P-DAYTON-01	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	Canon iR2200-3300 PCL6
P-COLUMBUS-01	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	HP Universal Printing PCL 6 (v5.4)
P-CHERRYP-02	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-CHERRYP-01	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	Canon iR2200-3300 PCL6
P-CARLISLE-01	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-BOSTON-01	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	HP LaserJet M4345 MFP PCL 6
P-BOLLING-02	Remote Office-TSC	bld-fsvs01.fs.healthnet.com	RICOH Aficio MP 201 PCL 6
P-BOLLING-01	Bolling - TSC	bld-fsvs01.FS.healthnet.com	Canon iR3570/iR4570 PCL6
P-BETHESDA-01	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-Barquist-01	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	HP LaserJet M4345 MFP PCL 6
P-BALTIMORE-02	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	RICOH Aficio MP 201 PCL 6
P-ANNAPOLIS-02	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	RICOH Aficio MP 201 PCL 6
P-ANNAPOLIS-01	Remote Office-TSC	bld-fsvs01.FS.healthnet.com	HP Universal Printing PCL 6 (v5.4)
P-CC02R40A	CA/Concord	ccr-fs01.hncorp.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-CC02H42A	CA/CONCORD	ccr-fs01.hncorp.healthnet.com	HP LaserJet 4250 PCL 5e

Printer Name	Location	Server Name	Driver Name
P-CC02H38A	CA/CONCORD	ccr-fs01.hncorp.healthnet.com	HP Color LaserJet 3800 PCL 5c
P-MC01R40A	CA/Chatsworth	cw-fs01.hncorp.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-MC01R40B	CA/Chatsworth	cw-fs01.hncorp.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-MC01R70A	CA/Chatsworth	cw-fs01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-MC01R75A	CA/Chatsworth	cw-fs01.hncorp.healthnet.com	RICOH Aficio MP 7502 PCL 6
P-MC01R30A	CA/Chatsworth	cw-fs01.hncorp.healthnet.com	RICOH Aficio MP 301 PCL 6
P-MC02R30A	CA/Chatsworth	cw-fs01.hncorp.healthnet.com	RICOH Aficio MP 301 PCL 6
P-DC09R70B	VA/Arlington	DC-FSVS01.FS.healthnet.com	RICOH Aficio MP 7001 PCL 5e
P-DC09R70A	VA/Arlington	DC-FSVS01.FS.healthnet.com	RICOH Aficio MP 7001 PCL 5e
P-DC09H55E	VA/Arlington	dc-fsvs01.FS.healthnet.com	HP Universal Printing PCL 6 (v5.3)
P-DC09H47A	VA/Arlington	DC-FSVS01.FS.healthnet.com	HP Color LaserJet 4700 PCL 6
P-DC02R70B	VA/Arlington	dc-fsvs01.FS.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-DC02R70A	VA/Arlington	DC-FSVS01.FS.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-DC01H47C	VA/Arlington	dc-fsvs01.FS.healthnet.com	HP Color LaserJet 4700 PCL 6
P-DC01H47B	VA/Arlington	dc-fsvs01.FS.healthnet.com	HP Color LaserJet 4700 PCL 6
P-DC01H47A	VA/Arlington	DC-FSVS01.FS.healthnet.com	HP Color LaserJet 4700 PCL 6
P-ARLINGTON943	VA/Arlington	DC-FSVS01.fs.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-ARLINGTON904	VA/Arlington	DC-FSVS01.fs.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-ARLINGTON933	VA/Arlington	DC-FSVS01.fs.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-ARLINGTON129	VA/Arlington	DC-FSVS01.fs.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-ARLINGTON215A	VA/Arlington	DC-	RICOH Aficio MP 4002

Printer Name	Location	Server Name	Driver Name
		FSVS01.fs.healthnet.com	PCL 6
P-EC01R40A	CA/ElCerrito	ELC-FS01.hncorp.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-EC01R40A	CA/ElCerrito	ELC-FS02.hncorp.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-FR01H5SA	CA/FRESNO	fat-fs01.hncorp.healthnet.com	HP LaserJet 5Si/5Si MX PS
P-FR01H47A	CA/FRESNO	fat-fs01.hncorp.healthnet.com	HP Color LaserJet 4700 PCL 5c
P-FR01H42A	CA/FRESNO	fat-fs01.hncorp.healthnet.com	HP LaserJet 4250 PCL 5e
P-FR01H41A	CA/FRESNO	fat-fs01.hncorp.healthnet.com	HP LaserJet 4100 PCL 5e
P-FR01R71A	CA/FRESNO	fat-fs01.hncorp.healthnet.com	RICOH Aficio MP 171 PCL 5e
P-FR02R40A	CA/FRESNO	fat-fs01.hncorp.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-FR01R40B	CA/FRESNO	fat-fs01.hncorp.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-FR01R40A	CA/FRESNO	fat-fs01.hncorp.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-FR01R40C	CA/FRESNO	fat-fs01.hncorp.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-GL15R75A	CA/Glendale	GLE-FS01.hncorp.healthnet.com	RICOH Aficio MP 7502 PCL 6
P-GL15R50D	CA/Glendale	GLE-FS01.hncorp.healthnet.com	RICOH Aficio MP 5002 PCL 6
P-GL15R50C	CA/Glendale	GLE-FS01.hncorp.healthnet.com	RICOH Aficio MP 5002 PCL 6
P-GL15R50B	CA/Glendale	GLE-FS01.hncorp.healthnet.com	RICOH Aficio MP 5002 PS
P-GL15R50A	CA/Glendale	GLE-FS01.hncorp.healthnet.com	RICOH Aficio MP 5002 PCL 6
P-GL15R35B	CA/Glendale	GLE-FS01.hncorp.healthnet.co	RICOH Aficio MP C3502 PCL 6

Printer Name	Location	Server Name	Driver Name
		m	
P-GL15R35A	CA/Glendale	GLE-FS01.hncorp.healthnet.com	RICOH Aficio MP C3502 PCL 6
P-HAMWH46A	VA/Hampton	HAM-FS01.FS.healthnet.com	HP Universal Printing PCL 6
P-HAMEI13A	VA/Hampton	HAM-FS01.FS.healthnet.com	HP Universal Printing PCL 6
P-HAMEH47A	VA/Hampton	HAM-FS01.FS.healthnet.com	HP Color LaserJet 4700 PCL 5c
P-HAMEH41B	VA/Hampton	HAM-FS01.FS.healthnet.com	HP Universal Printing PCL 6
P-HAMEH23A	VA/Hampton	HAM-FS01.FS.healthnet.com	HP Universal Printing PCL 6 (v5.3)
P-HAMEC35A	VA/Hampton	HAM-FS01.FS.healthnet.com	Canon iR3570/iR4570 PCL6
P-HAMEC33C		HAM-FS01.FS.healthnet.com	Canon iR2200-3300 PCL5e
P-HAMEC33A	VA/Hampton	HAM-FS01.FS.healthnet.com	Canon iR2200-3300 PCL5e
P-HAME02H90A	VA/Hampton	HAM-FS01.FS.healthnet.com	HP Universal Printing PCL 6
P-HAM02WR70A	VA/Hampton	HAM-FS01.FS.healthnet.com	RICOH Aficio MP 7001 PCL 5e
P-HAM02WH47A	VA/Hampton	HAM-FS01.FS.healthnet.com	HP Color LaserJet 4700 PCL 6
P-HAM02ER40A	VA/Hampton	HAM-FS01.FS.healthnet.com	RICOH Aficio MP 7502 PCL 5e
P-HAM02EH27B	VA/Hampton	HAM-FS01.FS.healthnet.com	HP Universal Printing PCL 6 (v5.3)
P-HAM02EH27A	VA/Hampton	HAM-FS01.FS.healthnet.com	HP Universal Printing PCL 6 (v5.3)
P-HAM01WR75C	VA/Hampton	HAM-FS01.FS.healthnet.com	RICOH Aficio MP 7502 PCL 5e
P-HAM01WR75B	VA/Hampton	HAM-FS01.FS.healthnet.com	RICOH Aficio MP 7502 PCL 5e
P-HAM01WR75A	VA/Hampton	HAM-FS01.FS.healthnet.com	RICOH Aficio MP 7502 PCL 5e
P-HAM01ER75C	VA/Hampton	HAM-FS01.FS.healthnet.com	RICOH Aficio MP 7502 PCL 5e
P-HAM01ER30A	VA/Hampton	HAM-	RICOH Aficio MP 301

Printer Name	Location	Server Name	Driver Name
		FS01.FS.healthnet.com	PCL 5e
P-HB08R70B	CA/Huntington Beach	HB-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-HB08R70A	CA/Huntington Beach	HB-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-HB08H47A	CA/Huntington Beach	HB-FSVS01.hncorp.healthnet.com	HP Color LaserJet 4700 PCL 6
P-HB08H46X	CA/Huntington Beach	HB-FSVS01.hncorp.healthnet.com	HP Color LaserJet 4650 PCL 6
P-HB08H46D	CA/Huntington Beach	HB-FSVS01.hncorp.healthnet.com	HP Color LaserJet 4600 PCL6
P-HB08H46C	CA/Huntington Beach	HB-FSVS01.hncorp.healthnet.com	HP Color LaserJet 4600 PCL6
P-HB08H46B	CA/Huntington Beach	HB-FSVS01.hncorp.healthnet.com	HP Color LaserJet 4600 PCL6
P-HB08H46A	CA/Huntington Beach	HB-FSVS01.hncorp.healthnet.com	HP Color LaserJet 4600 PCL6
P-HB06R40A	CA/Huntington Beach	HB-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 4000 PCL 6
P-HB06R75A	CA/Huntington Beach	HB-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 7502 PCL 5e
P-HB06R40B	CA/Huntington Beach	hb-fsvs01.hncorp.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-HB08R50A	CA/Huntington Beach	HB-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 5002 PCL 6
P-HB08R50B	CA/Huntington Beach	HB-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 5002 PCL 6
P-HB08R40B	CA/Huntington Beach	HB-FSVS01.hncorp.healthnet.	RICOH Aficio MP 4002 PCL 6

Printer Name	Location	Server Name	Driver Name
		com	
P-HB07R70B	CA/Huntington Beach	HB-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-HB07R50B	CA/Huntington Beach	hb-fsvs01.hncorp.healthnet.com	RICOH Aficio MP 5002 PCL 6
P-HB07R50A	CA/Huntington Beach	hb-fsvs01.hncorp.healthnet.com	RICOH Aficio MP 5002 PCL 6
P-HB07R40B	CA/Huntington Beach	HB-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-HB07R40A	CA/Huntington Beach	HB-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 4001 PCL 6
HP LaserJet 4350 PCL 5e		ivg-fscl04.hncorp.healthnet.com	HP LaserJet 4350 PCL 5e
HP LaserJet P4010_P4510 Series PCL 6		ivg-fscl04.hncorp.healthnet.com	HP LaserJet P4010_P4510 Series PCL 6
P-IV08H25B		IVG-FSVS01.hncorp.healthnet.com	HP 2000C
P-IV08H45B		IVG-FSVS01.hncorp.healthnet.com	HP Color LaserJet 4500 PCL 6
P-IV09R75B	TX/Irving/Floor 9	IVG-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 7502 PCL 6
P-IV09R75A	TX/Irving/Floor 9	IVG-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 7502 PCL 6
P-IV09R70A	TX/Irving/Floor 9	IVG-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-IV09R50A	TX/Irving/Floor 9	IVG-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 5002 PCL 5e
P-IV09H36A	TX/Irving/Floor 9	IVG-FSVS01.hncorp.healthnet.	HP Color LaserJet 3600

Printer Name	Location	Server Name	Driver Name
		com	
P-IV08R40D	TX/Irving/Floor 8	IVG-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 4002 PCL 5e
P-IV08R40C	TX/Irving/Floor 8	IVG-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 4002 PCL 5e
P-IV08R40B	TX/Irving/Floor 8	IVG-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 4002 PCL 5e
P-IV08R40A	TX/Irving/Floor 8	IVG-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 4002 PCL 5e
P-IV08H25A	TX/Irving/Floor 8	IVG-FSVS01.hncorp.healthnet.com	HP Universal Printing PCL 6
P-JT04H46C	PA/Johnstown	JST-FS01.FS.healthnet.com	HP Universal Printing PCL 6
P-JT04H-T8	PA/Johnstown	JST-FS01.FS.healthnet.com	RICOH Aficio MP 301 PCL 6
P-JT04H-S19	PA/Johnstown	JST-FS01.FS.healthnet.com	RICOH Aficio MP 301 PCL 6
P-JT03H-G2	PA/Johnstown	JST-FS01.FS.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-JT03H-A5	PA/Johnstown	JST-FS01.FS.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-JT03H-P22	PA/Johnstown	JST-FS01.FS.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-MO01R30A	CA/Modesto	mod-fs01.hncorp.healthnet.com	RICOH Aficio MP 301 PCL 6
P-MO01R40A	CA/Modesto	mod-fs01.hncorp.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-MV01R30A	CA/Mountain view	mv-fs01.hncorp.healthnet.com	RICOH Aficio MP 301 PCL 6
P-MV01R40A	CA/Mountain view	mv-fs01.hncorp.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-NY26H43C	NY/NYC-E42St	nyc2-fs01.hncorp.healthnet.com	HP LaserJet 4345 mfp PCL 6
P-NY26H43A	NY/NYC-E42St	nyc2-fs01.hncorp.healthnet.com	HP LaserJet 4345 mfp PCL 6
P-NY26H43B	NY/NYC-E42St	nyc2-fs01.hncorp.healthnet.com	HP LaserJet 4345 mfp PCL 6

Printer Name	Location	Server Name	Driver Name
P-NY26H47B	NY/NYC-E42St	nyc2-fs01.hncorp.healthnet.com	HP Color LaserJet 4700 PCL 6
P-OAK01H4PB	CA/OAKLAND-DDP	oak4-fs01.hncorp.healthnet.com	HP LaserJet 4 Plus
P-OAK01H47A	CA/OAKLAND-DDP	oak4-fs01.hncorp.healthnet.com	HP Color LaserJet 4700 PCL 5c
P-OAK01H40A	CA/OAKLAND-DDP	oak4-fs01.hncorp.healthnet.com	HP LaserJet 4000 Series PCL 5e
P-OAK01R70A	CA/OAKLAND-DDP	oak4-fs01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-OAK01C50B	CA/OAKLAND-DDP	oak4-fs01.hncorp.healthnet.com	Canon iR5055/iR5065 PCL5e
P-OK06R50A	CA/Oakland/Floor 6	oak-fsvs01.hncorp.healthnet.com	RICOH Aficio MP 5000 PCL 6
P-OK05R50A	CA/Oakland/Floor 5	OAK-FSVS01.hncorp.healthnet.com	GelSprinter GX 5050N PCL 6
P-OK06R50D	CA/Oakland/Floor 6	oak-fsvs01.hncorp.healthnet.com	RICOH Aficio MP 5001 PCL 6
P-OK06R50C	CA/Oakland/Floor 6	oak-fsvs01.hncorp.healthnet.com	RICOH Aficio MP 5001 PCL 6
P-OK06H90C	CA/Oakland/Floor 6	OAK-FSVS01.hncorp.healthnet.com	HP LaserJet 9000 PCL 5e
P-OK06H90B	CA/Oakland/Floor 6	OAK-FSVS01.hncorp.healthnet.com	HP LaserJet 9000 PCL 5e
P-OK06H90A	CA/Oakland/Floor 6	OAK-FSVS01.hncorp.healthnet.com	HP LaserJet 9000 PCL 5e
P-OK07R40A	CA/Oakland/Floor 7	oak-fsvs01.hncorp.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-OK06R70A	CA/Oakland/Floor 6	OAK-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-OK06H81A	CA/Oakland/Floor 6	OAK-FSVS01.hncorp.healthnet.com	HP LaserJet 8150 Series PCL6

Printer Name	Location	Server Name	Driver Name
P-OK06H80A	CA/Oakland/Floor 6	OAK-FSVS01.hncorp.healthnet.com	HP LaserJet 8000 Series PCL 5e
P-OK06H5SC	CA/Oakland/Floor 6	OAK-FSVS01.hncorp.healthnet.com	HP LaserJet 5Si/5Si MX PS
P-OK06H47A	CA/Oakland/Floor 6	OAK-FSVS01.hncorp.healthnet.com	HP Color LaserJet 4700 PCL 5c
P-OK06H46E	CA/Oakland/Floor 6	OAK-FSVS01.hncorp.healthnet.com	HP Color LaserJet 4650 PCL 5c
P-OK06H46D	CA/Oakland/Floor 6	OAK-FSVS01.hncorp.healthnet.com	HP Color LaserJet 4650 PCL 5c
P-OK06H46C	CA/Oakland/Floor 6	OAK-FSVS01.hncorp.healthnet.com	HP Color LaserJet 4650 PCL 5c
P-OK06H46B	CA/Oakland/Floor 6	OAK-FSVS01.hncorp.healthnet.com	HP Color LaserJet 4650 PCL 5c
P-OK06H46A	CA/Oakland/Floor 6	OAK-FSVS01.hncorp.healthnet.com	HP Color LaserJet 4650 PCL 5c
P-OK06H45B	CA/Oakland/Floor 6	OAK-FSVS01.hncorp.healthnet.com	HP Color LaserJet 4550 PCL 5c
P-OK06H45A	CA/Oakland/Floor 6	OAK-FSVS01.hncorp.healthnet.com	HP Color LaserJet 4550 PCL 5c
P-OK06H42B	CA/Oakland/Floor 6	OAK-FSVS01.hncorp.healthnet.com	HP LaserJet 4200 PCL 5e
P-OK06H41A	CA/Oakland/Floor 6	OAK-FSVS01.hncorp.healthnet.com	HP LaserJet 4100 PCL 5e
P-OK06H40A	CA/Oakland/Floor 6	OAK-FSVS01.hncorp.healthnet.com	HP LaserJet 4250 PCL 5e
P-OK06R40A	CA/Oakland/Floor 6	OAK-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 4002 PCL 6

Printer Name	Location	Server Name	Driver Name
P-OK06R50E	CA/Oakland/Floor 6	oak-fsvs01.hncorp.healthnet.com	RICOH Aficio MP 5002 PCL 6
P-OK06R40B	CA/Oakland/Floor 6	oak-fsvs01.hncorp.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-OK06H5SD	CA/Oakland/Floor 6	OAK-FSVS01.hncorp.healthnet.com	HP LaserJet 5Si
P-OK06H5SA	CA/Oakland/Floor 6	OAK-FSVS01.hncorp.healthnet.com	HP LaserJet 5Si MX
P-OK06H42D	CA/Oakland/Floor 6	OAK-FSVS01.hncorp.healthnet.com	HP LaserJet 4250 PCL 6
P-OK06H40B	CA/Oakland/Floor 6	OAK-FSVS01.hncorp.healthnet.com	HP LaserJet 4050 Series PCL6
P-TE01H55B	AZ/Tempe/Floor 1	PHX1-FSVS01.hncorp.healthnet.com	HP Color LaserJet 5500 PS
P-TE01H55A	AZ/Tempe/Floor 1	PHX1-FSVS01.hncorp.healthnet.com	HP Color LaserJet 5500 PS
P-TE04H45A	AZ/Tempe/Floor 4	PHX1-FSVS01.hncorp.healthnet.com	HP Color LaserJet 4550 PCL 6
P-TE04H55B	AZ/Tempe/Floor 4	PHX1-FSVS01.hncorp.healthnet.com	HP Color LaserJet 5500 PCL6
P-TE04H55A	AZ/Tempe/Floor 4	PHX1-FSVS01.hncorp.healthnet.com	HP Color LaserJet 5500 PCL6
P-TE04H46B	AZ/Tempe/Floor 4	PHX1-FSVS01.hncorp.healthnet.com	HP Universal Printing PCL 6
P-TE04H46A	AZ/Tempe/Floor 4	phx1-fsvs01.hncorp.healthnet.com	HP Color LaserJet 4650 PS
P-TE04H38A	AZ/Tempe/Floor 4	PHX1-FSVS01.hncorp.healthnet.com	HP Color LaserJet 3800 PS

Printer Name	Location	Server Name	Driver Name
P-TE03R70A	AZ/Tempe/Floor 3	PHX1-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 5e
P-TE03R40A	AZ/Tempe/Floor 3	PHX1-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-TE04R70C	AZ/Tempe/Floor 4	PHX1-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 5e
P-TE04R70B	AZ/Tempe/Floor 4	PHX1-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 5e
P-TE04R70A	AZ/Tempe/Floor 4	PHX1-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-TE04R40A	AZ/Tempe/Floor 4	PHX1-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-TE03H55A	AZ/Tempe/Floor 3	PHX1-FSVS01.hncorp.healthnet.com	HP Color LaserJet 5550 PS
P-TE03H47A	AZ/Tempe/Floor 3	PHX1-FSVS01.hncorp.healthnet.com	HP Color LaserJet 4700 PS
P-TE03H38A	AZ/Tempe/Floor 3	PHX1-FSVS01.hncorp.healthnet.com	HP Color LaserJet 3800 PS
P-TE01R70A	AZ/Tempe/Floor 1	PHX1-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-TE04R40C	AZ/Tempe/Floor 4	PHX1-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-TE04R40B	AZ/Tempe/Floor 4	PHX1-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-TE03R40B	AZ/Tempe/Floor 3	PHX1-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-AJ252R40B	CA/Aerojet 2025/Floor 2	RC1-FS01.FS.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-AJ252R40A	CA/Aerojet 2025/Floor 2	RC1-	RICOH Aficio MP 4001

Printer Name	Location	Server Name	Driver Name
		FS01.FS.healthnet.com	PCL 6
P-AJ252H45A	CA/Aerojet 2025/Floor 2	RC1-FS01.FS.healthnet.com	HP Color LaserJet CP4520 Series PCL6
P-AJ252H43A	CA/Aerojet 2025/Floor 2	RC1-FS01.FS.healthnet.com	HP LaserJet 4350 PCL 6
P-AJ252H42G	CA/Aerojet 2025/Floor 2	RC1-FS01.FS.healthnet.com	HP LaserJet 4250 PCL 6
P-AJ252H41B	CA/Aerojet 2025/Floor 2	RC1-FS01.FS.healthnet.com	HP Universal Printing PCL 6 (v5.3)
P-AJ251R70A	CA/Aerojet 2025/Floor 1	RC1-FS01.FS.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-AJ251R50B	CA/Aerojet 2025/Floor 1	RC1-FS01.FS.healthnet.com	RICOH Aficio MP 5002 PCL 6
P-AJ251R50A	CA/Aerojet 2025/Floor 1	RC1-FS01.FS.healthnet.com	RICOH Aficio MP 5002 PCL 6
P-AJ251R40A	CA/Aerojet 2025/Floor 1	RC1-FS01.FS.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-AJ251R30A	CA/Aerojet 2025/Floor 1	RC1-FS01.FS.healthnet.com	RICOH Aficio MP C305 PCL 6
P-AJ251H90B	CA/Aerojet 2025/Floor 1	RC1-FS01.FS.healthnet.com	HP LaserJet 9000 PCL 6
P-AJ251H47B	CA/Aerojet 2025/Floor 1	RC1-FS01.FS.healthnet.com	HP Color LaserJet 4700 PCL 6
P-AJ251H47A	CA/Aerojet 2025/Floor 1	RC1-FS01.FS.healthnet.com	HP Color LaserJet 4700 PCL 6
P-AJ251H42D	CA/Aerojet 2025/Floor 1	RC1-FS01.FS.healthnet.com	HP LaserJet 4250 PCL 6
P-AJ192R50A	CA/Aerojet 2019/Floor 2	RC1-FS01.FS.healthnet.com	RICOH Aficio MP 5002 PCL 6
P-AJ192R40B	CA/Aerojet 2019/Floor 2	RC1-FS01.FS.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-AJ192H47A	CA/Aerojet 2019/Floor 2	RC1-FS01.FS.healthnet.com	HP Color LaserJet 4700 PCL 6
P-AJ191H61A	CA/Aerojet 2019/Floor 1	RC1-FS01.FS.healthnet.com	HP Designjet Z6100ps 42in Photo PS3
P-AJ15BR40C	CA/Aerojet 2015B	RC1-FS01.FS.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-AJ15BR40B	CA/Aerojet 2015B	RC1-FS01.FS.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-AJ15BR40A	CA/Aerojet 2015B	RC1-FS01.FS.healthnet.com	RICOH Aficio MP 4001 PCL 6

Printer Name	Location	Server Name	Driver Name
P-AJ15BR30A	CA/Aerojet 2015B	RC1-FS01.FS.healthnet.com	RICOH Aficio MP 301 PCL 6
P-AJ15BR20A	CA/Aerojet 2015B	RC1-FS01.FS.healthnet.com	RICOH Aficio MP 201 PCL 6
P-AJ15BH95A	CA/Aerojet 2015B	RC1-FS01.FS.healthnet.com	HP Color LaserJet 9500 PCL 6
P-AJ15BH55A	CA/Aerojet 2015B	RC1-FS01.FS.healthnet.com	HP Designjet 5500 42 by HP
P-AJ15BH47C	CA/Aerojet 2015B	RC1-FS01.FS.healthnet.com	HP Color LaserJet 4700 PCL 6
P-AJ15BH47B	CA/Aerojet 2015B	RC1-FS01.FS.healthnet.com	HP Color LaserJet 4700 PCL 6
P-AJ15BH46D	CA/Aerojet 2015B	RC1-FS01.FS.healthnet.com	HP Color LaserJet 4600 PCL6
P-AJ15BH45A	CA/Aerojet 2015B	RC1-FS01.FS.healthnet.com	HP Universal Printing PCL 6 (v5.3)
P-AJ15BH33A	CA/Aerojet 2015B	RC1-FS01.FS.healthnet.com	HP Universal Printing PCL 6 (v5.3)
P-AJ15BH10A	CA/Aerojet 2015B	RC1-FS01.FS.healthnet.com	HP DesignJet 1050C by HP
P-AJ15AR70A	CA/Aerojet 2015A	RC1-FS01.FS.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-AJ15BR50B	CA/Aerojet 2015B	RC1-FS01.FS.healthnet.com	RICOH Aficio MP 5002 PCL 6
P-AJ15AR50B	CA/Aerojet 2015A	RC1-FS01.FS.healthnet.com	RICOH Aficio MP 5002 PCL 6
P-AJ15AR50A	CA/Aerojet 2015A	RC1-FS01.FS.healthnet.com	RICOH Aficio MP 5002 PCL 6
P-AJ15AR40A	CA/Aerojet 2015A	RC1-FS01.FS.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-AJ15BH45B	CA/Aerojet 2015B	RC1-FS01.FS.healthnet.com	HP Universal Printing PCL 6 (v5.3)
P-AJ15AR40B	CA/Aerojet 2015A	RC1-FS01.FS.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-AJ15AR50C	CA/Aerojet 2015A	RC1-FS01.FS.healthnet.com	RICOH Aficio MP 5002 PCL 6
P-AJ15AR40C	CA/Aerojet 2015A	RC1-FS01.FS.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-AJ15AR40D	CA/Aerojet 2015A	RC1-FS01.FS.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-AJ15BR40F	CA/Aerojet 2015B	RC1-	RICOH Aficio MP 4002

Printer Name	Location	Server Name	Driver Name
		FS01.FS.healthnet.com	PCL 6
P-AJ15BR40I	CA/Aerojet 2015B	RC1-FS01.FS.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-AJ15BR40H	CA/Aerojet 2015B	RC1-FS01.FS.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-AJ15BR40G	CA/Aerojet 2015B	RC1-FS01.FS.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-AJ15BR40E	CA/Aerojet 2015B	RC1-FS01.FS.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-AJ252R50A	CA/Aerojet 2025/Floor 2	RC1-FS01.FS.healthnet.com	RICOH Aficio MP 5002 PCL 6
P-AJ252R40F	CA/Aerojet 2025/Floor 2	RC1-FS01.FS.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-AJ252R40E	CA/Aerojet 2025/Floor 2	RC1-FS01.FS.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-AJ252R40D	CA/Aerojet 2025/Floor 2	RC1-FS01.FS.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-AJ252R40C	CA/Aerojet 2025/Floor 2	RC1-FS01.FS.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-AJ252R50B	CA/Aerojet 2025/Floor 2	RC1-FS01.FS.healthnet.com	RICOH Aficio MP 5002 PCL 6
P-AJ251R50E	CA/Aerojet 2025/Floor 1	RC1-FS01.FS.healthnet.com	RICOH Aficio MP 5002 PCL 6
P-AJ251R50D	CA/Aerojet 2025/Floor 1	RC1-FS01.FS.healthnet.com	RICOH Aficio MP 5002 PCL 6
P-AJ251R50C	CA/Aerojet 2025/Floor 1	RC1-FS01.FS.healthnet.com	RICOH Aficio MP 5002 PCL 6
P-AJ251R40C	CA/Aerojet 2025/Floor 1	RC1-FS01.FS.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-AJ251R40B	CA/Aerojet 2025/Floor 1	RC1-FS01.FS.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-AJ192R50C	CA/Aerojet 2019/Floor 2	RC1-FS01.FS.healthnet.com	RICOH Aficio MP 5002 PCL 6
P-AJ192R50B	CA/Aerojet 2019/Floor 2	RC1-FS01.FS.healthnet.com	RICOH Aficio MP 5002 PCL 6
P-AJ192R40C	CA/Aerojet 2019/Floor 2	RC1-FS01.FS.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-AJ192R40E	CA/Aerojet 2019/Floor 2	RC1-FS01.FS.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-AJ15AH43B	CA/Aerojet 2015A	RC1-FS01.FS.healthnet.com	HP LaserJet M4345 mfp PCL6

Printer Name	Location	Server Name	Driver Name
P-AJ15BH43A	CA/Aerojet 2015B	RC1-FS01.FS.healthnet.com	HP LaserJet M4345 mfp PCL6
P-AJ15BH43C	CA/Aerojet 2015B	RC1-FS01.FS.healthnet.com	HP LaserJet M4345 mfp PCL6
P-AJ15BH43B	CA/Aerojet 2015B	RC1-FS01.FS.healthnet.com	HP LaserJet M4345 MFP PCL 6
P-AJ251H43C	CA/Aerojet 2025/Floor 1	RC1-FS01.FS.healthnet.com	HP LaserJet M4345 mfp PCL6
P-AJ251H43B	CA/Aerojet 2025/Floor 1	RC1-FS01.FS.healthnet.com	HP LaserJet M4345 mfp PCL6
P-AJ15BR50A	CA/Aerojet 2015B	RC1-FS01.FS.healthnet.com	RICOH Aficio MP 5002 PCL 6
P-ID02H46A	CA/International	rc2-fs01.hncorp.healthnet.com	HP Color LaserJet 4650 PCL 6
P-ID02R70A	CA/International	rc2-fs01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 5e
P-ID02R40A	CA/International	rc2-fs01.hncorp.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-ID02R70B	CA/International	rc2-fs01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 5e
P-ID02R40B	CA/International	rc2-fs01.hncorp.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-WR02H47A	CA/Whiterock2	rc3-fs01.hncorp.healthnet.com	HP Color LaserJet 4700 PCL 6
P-WR02R70A	CA/Whiterock2	rc3-fs01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-WR02R70B	CA/Whiterock2	rc3-fs01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-WR02R50A	CA/Whiterock2	rc3-fs01.hncorp.healthnet.com	RICOH Aficio MP 5002 PCL 6
P-WR02H90B	CA/Whiterock2	rc3-fs01.hncorp.healthnet.com	HP LaserJet 9050 PCL 5e
P-WR02R75A	CA/Whiterock2	rc3-fs01.hncorp.healthnet.com	RICOH Aficio MP 7502 PCL 6
P-MR01H5MA	CA/Mercantile	rc4-fs01.hncorp.healthnet.com	HP LaserJet 5M
P-MR01H46A	CA/Mercantile	rc4-fs01.hncorp.healthnet.com	HP Color LaserJet 4600 PCL 5c
P-MR01R50A	CA/Mercantile	rc4-fs01.hncorp.healthnet.com	RICOH Aficio MP 5002 PCL 6
P-MR01R40A	CA/Mercantile	rc4-	RICOH Aficio MP 4002

Printer Name	Location	Server Name	Driver Name
		fs01.hncorp.healthnet.com	PCL 6
P-MR01H42A	CA/Mercantile	rc4-fs01.hncorp.healthnet.com	HP LaserJet 4200 PCL 6
P-MR01H41A	CA/Mercantile	rc4-fs01.hncorp.healthnet.com	HP LaserJet 4100 PCL 5e
P-MR01H40B	CA/Mercantile	rc4-fs01.hncorp.healthnet.com	HP LaserJet 4050 Series PCL
P-MR01H40A	CA/Mercantile	rc4-fs01.hncorp.healthnet.com	HP LaserJet 4000 Series PCL 5e
Test 5775 PCL6		rc5-fscl03.hncorp.healthnet.com	Xerox WorkCentre 5775 PCL6
P-SC02H36B	Executive 2nd floor	rc5-fscl04.hncorp.healthnet.com	HP Color LaserJet 3600
P-SC02H5SI	CA/Sun Center/Floor2	rc5-fscl04.hncorp.healthnet.com	HP Universal Printing PCL 5
P-SC02H5SG	CA/Sun Center/Floor2	rc5-fscl04.hncorp.healthnet.com	HP Universal Printing PCL 5
P-SC02H5SD	CA/Sun Center/Floor2	rc5-fscl04.hncorp.healthnet.com	HP Universal Printing PCL 5
P-SC02H5SC	CA/Sun Center/Floor2	rc5-fscl04.hncorp.healthnet.com	HP Universal Printing PCL 5
P-SC02H5SB	CA/Sun Center/Floor2	rc5-fscl04.hncorp.healthnet.com	HP Universal Printing PCL 5
P-SC02H4SA	CA/Sun Center/Floor2	rc5-fscl04.hncorp.healthnet.com	HP Universal Printing PCL 5
P-SC02R40D	CA/Sun Center/Floor 2	RC5-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-SC02R40C	CA/Sun Center/Floor 2	rc5-fsvs01.hncorp.healthnet.com	RICOH Aficio MP 4002 PS
P-SC02R40B	CA/Sun Center/Floor 2	RC5-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 4002 PCL 6

Printer Name	Location	Server Name	Driver Name
P-SC02R40A	CA/Sun Center/Floor 2	RC5-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-SC02H46C	CA/Sun Center/Floor 2	RC5-FSVS01.hncorp.healthnet.com	HP Color LaserJet 4650 PCL 6
P-SC02H46B	CA/Sun Center/Floor 2	RC5-FSVS01.hncorp.healthnet.com	HP Color LaserJet 4650 PCL 6
P-SC02H46A	CA/Sun Center/Floor 2	RC5-FSVS01.hncorp.healthnet.com	HP Color LaserJet 4650 PCL 6
P-SC02H36C	CA/Sun Center/Floor 2	RC5-FSVS01.hncorp.healthnet.com	HP Color LaserJet 3600
P-SC02H36B	CA/Sun Center/Floor 2	RC5-FSVS01.hncorp.healthnet.com	HP Color LaserJet 3600
P-SC02H36A	CA/Sun Center/Floor 2	RC5-FSVS01.hncorp.healthnet.com	HP Color LaserJet 3600
P-SC02H27A	CA/Sun Center/Floor 2	RC5-FSVS01.hncorp.healthnet.com	HP LaserJet M2727 MFP Series PCL 6
P-SC01R70D	CA/Sun Center/Floor 1	RC5-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-SC01R70C	CA/Sun Center/Floor 1	rc5-fsvs01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-SC01R70B	CA/Sun Center/Floor 1	rc5-fsvs01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-SC01R50B	CA/Sun Center/Floor 1	RC5-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 5002 PCL 6
P-SC01R40F	CA/Sun Center/Floor1	RC5-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-SC01R40E	CA/Sun Center/Floor 1	RC5-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 4002 PCL 6

Printer Name	Location	Server Name	Driver Name
P-SC01R40D	CA/Sun Center/Floor 1	RC5-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-SC01R40C	CA/Sun Center/Floor 1	rc5-fsvs01.hncorp.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-SC01R40B	CA/Sun Center/Floor 1	RC5-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-SC01R40A	CA/Sun Center/Floor 1	RC5-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-SC01R16B	CA/Sun Center/Floor 1	RC5-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 161 PCL 5e
P-SC01H47A	CA/Sun Center/Floor 1	RC5-FSVS01.hncorp.healthnet.com	HP Color LaserJet 4700 PCL 6
P-SC01H46A	CA/Sun Center/Floor 1	RC5-FSVS01.hncorp.healthnet.com	HP Color LaserJet 4600 PCL6
P-SC01H36A	CA/Sun Center/Floor 1	RC5-FSVS01.hncorp.healthnet.com	HP Color LaserJet 3600
P-SC02R70D	CA/Sun Center/Floor 2	rc5-fsvs01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-SC02R70B	CA/Sun Center/Floor 2	RC5-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-SC02R70A	CA/Sun Center/Floor 2	rc5-fsvs01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-SC01R16A	CA/Sun Center/Floor 1	rc5-fsvs01.hncorp.healthnet.com	RICOH Aficio MP 161 PCL 5e
P-SC02H40F	CA/Sun Center/Floor 2	RC5-FSVS01.hncorp.healthnet.com	HP LaserJet 4050 Series PCL
Test 5775 PCL6		RC-PRTCL01.hncorp.healthnet.com	Xerox WorkCentre 5775 PCL6

Printer Name	Location	Server Name	Driver Name
test 5745 PCL6		RC-PRTCL01.hncorp.healthnet.com	Xerox WorkCentre 5745 PCL6
P-UNIVERSAL03	Remote Office-HNC	RC-PRTVS01.hncorp.healthnet.com	HP LaserJet 4250 PCL 5e
P-TURLOCK-01	Remote Office-HNC	RC-PRTVS01.hncorp.healthnet.com	HP LaserJet 3390 Series PCL 5e
P-REDWOODCITY-01	Remote Office-HNC	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 161 PCL 5e
P-GD01H47A	CA/Goldpointe D	RC-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4700 PCL 6
P-GD01H36A	CA/Goldpointe D	RC-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 3600
P-GC03H90C	CA/Goldpointe C/Floor 3	RC-PRTVS01.hncorp.healthnet.com	HP LaserJet 9050 PCL 5e
P-GC03H90B	CA/Goldpointe C/Floor 3	RC-PRTVS01.hncorp.healthnet.com	HP LaserJet 9050 PCL 5e
P-GC03H90A	CA/Goldpointe C/Floor 3	RC-PRTVS01.hncorp.healthnet.com	HP LaserJet 9050 PCL 5e
P-GC03H85A	CA/Goldpointe C/Floor 3	RC-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 8550 PCL 5c
P-GC03H81E	CA/Goldpointe C/Floor 3	RC-PRTVS01.hncorp.healthnet.com	HP LaserJet 8150 PCL 5e
P-GC03H81D	CA/Goldpointe C/Floor 3	RC-PRTVS01.hncorp.healthnet.com	HP LaserJet 8150 PCL 5e
P-GC03H81C	CA/Goldpointe C/Floor 3	RC-PRTVS01.hncorp.healthnet.com	HP LaserJet 8150 PCL 5e
P-GC03H81A	CA/Goldpointe C/Floor 3	RC-PRTVS01.hncorp.healthnet.com	HP LaserJet 8150 PCL 5e

Printer Name	Location	Server Name	Driver Name
P-GC03H80A	CA/Goldpointe C/Floor 3	RC-PRTVS01.hncorp.healthnet.com	HP LaserJet 8000 Series PCL 5e
P-GC03H4PC	CA/Goldpointe C/Floor 3	RC-PRTVS01.hncorp.healthnet.com	HP LaserJet 4 Plus
P-GC03H36B	CA/Goldpointe C/Floor 3	RC-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 3600
P-GC03H36A	CA/Goldpointe C/Floor 3	RC-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 3600
P-GC03H12A	CA/Goldpointe C/Floor 3	RC-PRTVS01.hncorp.healthnet.com	HP LaserJet 1200 Series PCL 6
P-GC02T56A	CA/Goldpointe C/Floor 2	RC-PRTVS01.hncorp.healthnet.com	Tektronix Phaser 560
P-GC02HD5A	CA/Goldpointe C/Floor 2	RC-PRTVS01.hncorp.healthnet.com	HP Designjet 500 24+HPGL2 Card
P-GC02H46B	CA/Goldpointe C/Floor 2	RC-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4600 PCL6
P-GC02H46A	CA/Goldpointe C/Floor 2	RC-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4650 PCL 6
P-GC02H45F	CA/Goldpointe C/Floor 2	RC-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4550 PCL 5c
P-GC02H45C	CA/Goldpointe C/Floor 2	RC-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4550 PCL
P-GC02H45B	CA/Goldpointe C/Floor 2	RC-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4550 PCL 5c
P-GC02H36C	CA/Goldpointe C/Floor 2	RC-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 3600
P-GC02H36A	CA/Goldpointe C/Floor 2	RC-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 3600

Printer Name	Location	Server Name	Driver Name
P-GC01L23A	CA/Goldpointe C/Floor 1	RC-PRTVS01.hncorp.healthnet.com	HP Universal Printing PCL 6
P-GC01H36A	CA/Goldpointe C/Floor 1	RC-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 3600
P-GC01H20B	CA/Goldpointe C/Floor 1	RC-PRTVS01.hncorp.healthnet.com	HP LaserJet P2015 Series PCL 5e
P-GC01H20A	CA/Goldpointe C/Floor 1	RC-PRTVS01.hncorp.healthnet.com	HP 2500C Series Printer
P-GA02H55A	CA/Datacenter/Floor 2	RC-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 5500 PCL5c
P-GA02H46C	CA/Datacenter/Floor 2	RC-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4600 PCL6
P-GA02H46B	CA/Datacenter/Floor 2	RC-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4600 PCL 5c
P-GA02H46A	CA/Datacenter/Floor 2	RC-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4600 PCL6
P-GA02H36A	CA/Datacenter/Floor 2	RC-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 3600
P-DECATUR-01	Remote Office-HNC	RC-PRTVS01.hncorp.healthnet.com	HP LaserJet 4100 PCL 5e
P-AJ15BH4MB	CA/Aerojet 2015B	RC-PRTVS01.hncorp.healthnet.com	HP LaserJet 4M Plus
P-AJ15BH46C	CA/Aerojet 2015B	RC-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4600 PCL6
P-GC01H46A	CA/Goldpointe C/Floor 1	RC-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4650 PCL 6
P-GC01H45B	CA/Goldpointe C/Floor 1	RC-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4550 PCL

Printer Name	Location	Server Name	Driver Name
P-GC02H36B	CA/Goldpointe C/Floor 2	RC-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 3600
P-GC03H81G	CA/Goldpointe C/Floor 3	RC-PRTVS01.hncorp.healthnet.com	HP LaserJet 8150 Series PCL
P-GC01R35A	CA/Goldpointe C/Floor 1	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP C3501 PCL 6
P-BAKERSFIELD-03	Remote Office-HNC	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 5001 PCL 6
P-GC03R70A	CA/Goldpointe C/Floor 3	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-GA01R40A	CA/Datacenter/Floor 1	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-MODESTO-04	Remote Office-HNC	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-GC01R40A	CA/Goldpointe C/Floor 1	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-GA01R70A	CA/Datacenter/Floor 1	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-GD01R40A	CA/Goldpointe D	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-GA02R40A	CA/Datacenter/Floor 2	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-GA02R70A	CA/Datacenter/Floor 2	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-GC01R40A	CA/Goldpointe C/Floor 1	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-GC01H47A	CA/Goldpointe C/Floor 1	RC-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4700 PCL 6

Printer Name	Location	Server Name	Driver Name
P-GC02R40C	CA/Goldpointe C/Floor 2	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-GC01R40C	CA/Goldpointe C/Floor 1	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-GC03R70C	CA/Goldpointe C/Floor 3	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-GC02R70C	CA/Goldpointe C/Floor 2	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-AJ15BH36A	CA/Aerojet 2015B	RC-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 3600
P-GA01R70B	CA/Datacenter/Floor 1	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-GD01R40C	CA/Goldpointe D	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-GD01R70A	CA/Goldpointe D	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-GC01R40D	CA/Goldpointe C/Floor 1	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-GC01R40E	CA/Goldpointe C/Floor 1	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-GC02R40A	CA/Goldpointe C/Floor 2	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 4001 PS
P-GC02R40B	CA/Goldpointe C/Floor 2	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-GC01R40B	CA/Goldpointe C/Floor 1	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-GC02R70B	CA/Goldpointe C/Floor 2	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6

Printer Name	Location	Server Name	Driver Name
P-GC02R70A	CA/Goldpointe C/Floor 2	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-GC03R70B	CA/Goldpointe C/Floor 3	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-GC01H38A	CA/Goldpointe C/Floor 1	RC-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 3800 PCL 6
P-BAKERSFIELD-04	Remote Office-HNC	RC-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 3800 PCL 5c
P-GC03H80B	CA/Goldpointe C/Floor 3	RC-PRTVS01.hncorp.healthnet.com	HP LaserJet 8000 Series PCL
P-GC01R40F	CA/Goldpointe C/Floor 1	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-GC02R40D	CA/Goldpointe C/Floor 2	rc-prtvs01.hncorp.healthnet.com	RICOH Aficio MP 4001 PS
P-GC02H36E	CA/Goldpointe C/Floor 2	RC-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 3600
P-GD01R50C	CA/Goldpointe D	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 5001 PCL 6
P-GD01R20A	CA/Goldpointe D	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 201 PCL 6
P-GC02L23A	CA/Goldpointe C/Floor 2	RC-PRTVS01.hncorp.healthnet.com	LANIER LP231c/SP C411 PCL 6
P-KSTCAR50B	Remote Office-HNC	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 5001 PCL 6
P-GC03R70D	CA/Goldpointe C/Floor 3	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-REDWOODCITY-02	Remote Office-HNC	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 201 PCL 6

Printer Name	Location	Server Name	Driver Name
P-UNIVERSAL04	Remote Office-HNC	RC-PRTVS01.hncorp.healthnet.com	HP LaserJet 4250 PCL 5e
P-GC03H40F	CA/Goldpointe C/Floor 3	RC-PRTVS01.hncorp.healthnet.com	HP LaserJet P4010_P4510 Series PCL 6
P-GC03R82A	CA/Gold Pointe C/Floor 3	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio SP C821DN PS
P-GC03R82A	CA/Goldpointe C/Floor 3	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio SP C821DN PS
P-AJ15BR50A	CA/Aerojet 2015B	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 5002 PCL 6
P-AJ191R40A	CA/Aerojet 2019/Floor 1	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-GC01H27A	CA/GoldPointe C/Floor 1	RC-PRTVS01.hncorp.healthnet.com	HP LaserJet M2727 MFP Series PCL 6
P-GA02H36C	CA/Datacenter/Floor 2	RC-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 3600
P-GD01R50D	CA/Goldpointe D	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 5002 PCL 6
P-UNIONCITY-03	Remote Office-HNC	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-GC01L48A	CA/Goldpointe C/Floor 1	RC-PRTVS01.hncorp.healthnet.com	Lexmark Optra S 1250
P-GC01L44A	CA/Goldpointe C/Floor 1	RC-PRTVS01.hncorp.healthnet.com	Lexmark Optra S 1250
P-GC03R40A	CA/Goldpointe C/Floor 3	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-GD01R40B	CA/Goldpointe D	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 4001 PCL 6

Printer Name	Location	Server Name	Driver Name
P-GC01H45A	CA/Goldpointe C/Floor 1	RC-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4550 PCL 5c
P-GD01R40D	CA/Goldpointe D	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-Stockton-01	Remote Office-HNC	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-GC02H46C	CA/Goldpointe C/Floor 2	RC-PRTVS01.hncorp.healthnet.com	HP Universal Printing PCL 6 (v4.7)
P-TURLOCK-02	Remote Office-HNC	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 301 PCL 6
P-GD01R50A	CA/Goldpointe D	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 5002 PCL 6
P-GA01R50A	CA/Datacenter/Floor 1	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 5002 PCL 6
P-GA02R50A	CA/Datacenter/Floor 2	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 5002 PCL 6
P-GA02R50B	CA/Datacenter/Floor 2	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 5002 PCL 6
P-GA02R40B	CA/Datacenter/Floor 2	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-GA02R40C	CA/Datacenter/Floor 2	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-GC01R40G	CA/Goldpointe C/Floor 1	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-GC01R40H	CA/Goldpointe C/Floor 1	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-GC01R30A	CA/Goldpointe C/Floor 1	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 301 PCL 6

Printer Name	Location	Server Name	Driver Name
P-GC02R40F	CA/Goldpointe C/Floor 2	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-GC02R50A	CA/Goldpointe C/Floor 2	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 5002 PCL 6
P-GC02R50B	CA/Goldpointe C/Floor 2	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 5002 PCL 6
P-GC02R50C	CA/Goldpointe C/Floor 2	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 5002 PCL 6
P-GC02R50D	CA/Goldpointe C/Floor 2	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 5002 PS
P-GC02R75A	CA/Goldpointe C/Floor 2	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7502 PCL 6
P-GC03R50A	CA/Goldpointe C/Floor 3	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 5002 PCL 6
P-GC03R50B	CA/Goldpointe C/Floor 3	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 5002 PCL 6
P-GC03R50C	CA/Goldpointe C/Floor 3	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 5002 PCL 6
P-GC03R50D	CA/Goldpointe C/Floor 3	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 5002 PCL 6
P-GC03R50E	CA/Goldpointe C/Floor 3	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 5002 PCL 6
P-GC03R40B	CA/Goldpointe C/Floor 3	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-EastLA-01	Remote Office-HNC	RC-PRTVS01.hncorp.healthnet.com	Lexmark CX410 Series PS3
P-DUBLIN-02	Remote Office-HNC	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 4002 PCL 6

Printer Name	Location	Server Name	Driver Name
P-STOCKTON-02	Remote Office-HNC	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 301 PCL 6
P-GD01H40C	CA/Goldpointe D	RC-PRTVS01.hncorp.healthnet.com	HP LaserJet P4010_P4510 Series PCL 6
P-GC03R75B	CA/Goldpointe C/Floor 3	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7502 PCL 6
P-GC03R75A	CA/Goldpointe C/Floor 3	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7502 PS
P-GC01R40I	CA/Goldpointe C/Floor 1	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-GC01H45E	CA/Goldpointe C/Floor 1	RC-PRTVS01.hncorp.healthnet.com	HP LaserJet 4000 Series PCL6
P-GC01H40B	CA/Goldpointe C/Floor 1	RC-PRTVS01.hncorp.healthnet.com	HP LaserJet 4000 Series PCL6
P-GC01H81B	CA/Goldpointe C/Floor 1	RC-PRTVS01.hncorp.healthnet.com	HP LaserJet 8150 Series PCL
P-GC01H40A	CA/Goldpointe C/Floor 1	RC-PRTVS01.hncorp.healthnet.com	HP LaserJet 4000 Series PCL6
P-GC02R40G	CA/Goldpointe C/Floor 2	rc-prtvs01.hncorp.healthnet.com	RICOH Aficio MP 4002 PS
P-GA01H46A	CA/Datacenter/Floor 1	RC-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4600 PCL6
P-GA02H46D	CA/Datacenter/Floor 1	RC-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4650 PCL 6
P-GC02H4GC	CA/Goldpointe C/Floor 2	RC-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4650 PCL 6
P-AJ191R50B	CA/Aerojet 2019/Floor 1	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 5002 PCL 6

Printer Name	Location	Server Name	Driver Name
P-AJ191R50A	CA/Aerojet 2019/Floor 1	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 5002 PCL 6
P-GC01H80B	CA/Goldpointe C/Floor 1	RC-PRTVS01.hncorp.healthnet.com	HP Designjet 800 42 by HP
P-GC02H46D	CA/Goldpointe C/Floor 2	RC-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4650 PCL 5c
P-VISAILA-02	Remote Office-HNC	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 301 PCL 6
P-VISAILA-01	Remote Office-HNC	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-UNIVERSAL06	Remote Office-HNC	RC-PRTVS01.hncorp.healthnet.com	Canon iR3570/iR4570 PCL6
P-SA01C35A	Remote Office-HNC	RC-PRTVS01.hncorp.healthnet.com	Canon iR2200-3300 PCL6
P-GC03H41C	CA/Goldpointe C/Floor 3	RC-PRTVS01.hncorp.healthnet.com	HP LaserJet 4000 Series PCL 5e
P-GC02H42HLPR	CA/Goldpointe C	RC-PRTVS01.hncorp.healthnet.com	HP LaserJet 4200 PCL 5e
P-GC02H42H	CA/Goldpointe C/Floor 2	RC-PRTVS01.hncorp.healthnet.com	HP LaserJet 4250 PCL 5e
P-GC01H5SE	CA/Goldpointe C/Floor 1	RC-PRTVS01.hncorp.healthnet.com	HP LaserJet 5Si
P-AJ15BH5SB	CA/Aerojet 2015B	RC-PRTVS01.hncorp.healthnet.com	HP LaserJet 5Si
P-AJ15BH5SA	CA/Aerojet 2015B	RC-PRTVS01.hncorp.healthnet.com	HP LaserJet 5Si MX
P-AJ15BH5MA	CA/Aerojet 2015B	RC-PRTVS01.hncorp.healthnet.com	HP LaserJet 5M

Printer Name	Location	Server Name	Driver Name
P-AJ15BH41B	CA/Aerojet 2015B	RC-PRTVS01.hncorp.healthnet.com	HP LaserJet 4100 PCL 5e
P-GC02R40H	CA/Goldpointe C/Floor 2	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-GD01H47C	CA/Goldpointe D	RC-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4700 PCL 6
P-GC01H10A	CA/Goldpointe C/Floor 1	RC-PRTVS01.hncorp.healthnet.com	HP DesignJet 1050C by HP
P-GA02R70B	CA/Datacenter/Floor 2	RC-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-GA01H10A	CA/Datacenter/Floor 1	RC-PRTVS01.hncorp.healthnet.com	HP DesignJet 1050C by HP
P-AJ15BH5SD		RC-SQL20.hncorp.healthnet.com	HP LaserJet 5Si
P-AJ15BH45A		RC-SQL20.hncorp.healthnet.com	HP Color LaserJet 4550 PCL 5c
P-AJ15AH81A		RC-SQL20.hncorp.healthnet.com	HP LaserJet 8150 PCL 5e
P-AJ15AH5SA		RC-SQL20.hncorp.healthnet.com	HP LaserJet 5Si
P-SB02R40B	CA/SanBernardino	sber-fs01.hncorp.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-SB02R40A	CA/SanBernardino	sber-fs01.hncorp.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-SB02HC20	CA/SanBernardino	sber-fs01.hncorp.healthnet.com	HP Color LaserJet CP2020 Series PCL 6
P-SB02H90A	CA/SanBernardino	sber-fs01.hncorp.healthnet.com	HP LaserJet 9050 PCL 6
P-SB02H36B	CA/SanBernardino	sber-fs01.hncorp.healthnet.com	HP Color LaserJet 3600
P-SB02H38A	CA/SanBernardino	sber-fs01.hncorp.healthnet.com	HP Color LaserJet 3800 PCL 5c

Printer Name	Location	Server Name	Driver Name
P-SD11H90A	CA/SanDiego-Camino	sd2-fs01.hncorp.healthnet.com	HP LaserJet 9050 PCL 5e
P-SD11H5SA	CA/SanDiego-Camino	sd2-fs01.hncorp.healthnet.com	HP LaserJet 5Si MX
P-SD11H4SA	CA/SanDiego-Camino	sd2-fs01.hncorp.healthnet.com	HP LaserJet 4200 PCL 5e
P-SD11H47B	CA/SanDiego-Camino	sd2-fs01.hncorp.healthnet.com	HP Color LaserJet 4700 PCL 6
P-SD11H47A	CA/SanDiego-Camino	sd2-fs01.hncorp.healthnet.com	HP Color LaserJet 4700 PCL 6
P-SD11H46A	CA/SanDiego-Camino	sd2-fs01.hncorp.healthnet.com	HP Color LaserJet 4650 PCL 5c
P-SD11H42A	CA/SanDiego-Camino	sd2-fs01.hncorp.healthnet.com	HP LaserJet 4250 PCL 5e
P-SD11H36A	CA/SanDiego-Camino	sd2-fs01.hncorp.healthnet.com	HP Color LaserJet 3600
P-SD11R50A	CA/SanDiego-Camino	sd2-fs01.hncorp.healthnet.com	RICOH Aficio MP 5001 PCL 6
P-SD11R40A	CA/SanDiego-Camino	sd2-fs01.hncorp.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-SD11H42A-NEW	CA/SanDiego-Camino	sd2-fs01.hncorp.healthnet.com	HP LaserJet 4250 PCL 5e
P-SD11H5SA-NEW	CA/SanDiego-Camino	sd2-fs01.hncorp.healthnet.com	HP LaserJet 5Si MX
P-SD13H81B	CA/SanDiego	SD-FS01.FS.healthnet.com	HP Universal Printing PCL 6 (v5.3)
P-SD13H81A	CA/SanDiego	SD-FS01.FS.healthnet.com	HP Universal Printing PCL 6 (v5.3)
P-SD13H5SA	CA/SanDiego	SD-FS01.FS.healthnet.com	HP Universal Printing PS (v5.3)
P-SD13H5MA	CA/SanDiego	SD-FS01.FS.healthnet.com	HP Universal Printing PS (v5.3)
P-SD13H4MA	CA/SanDiego	SD-FS01.FS.healthnet.com	HP Universal Printing PS (v5.3)
P-SD13H47A	CA/SanDiego	SD-FS01.FS.healthnet.com	HP Color LaserJet 4700 PCL 6
P-SD13H41A	CA/SanDiego	SD-FS01.FS.healthnet.com	HP Universal Printing PCL 6 (v5.3)
P-SD13C33B	CA/SanDiego	SD-FS01.FS.healthnet.com	Canon iR2200-3300 PCL5e
P-SD13C33A	CA/SanDiego	SD-FS01.FS.healthnet.com	Canon iR2200-3300 PCL5e
SJC Test		sjc-	HP LaserJet 5Si

Printer Name	Location	Server Name	Driver Name
		fs01.hncorp.healthnet.com	
P-SJ02H5SA	CA/SanJose	sjc-fs01.hncorp.healthnet.com	HP LaserJet 5Si MX
P-SJ02H4SA	CA/SanJose	sjc-fs01.hncorp.healthnet.com	HP LaserJet 4Si MX
P-SJ02H36A	CA/SanJose	sjc-fs01.hncorp.healthnet.com	HP Color LaserJet 3600
P-SJ02R40A	CA/SanJose	sjc-fs01.hncorp.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-SMAR01HP5SB	CA/SanMarcos	smar-fs01.hncorp.healthnet.com	HP LaserJet 5Si/5Si MX PS
P-SMAR01HP46A	CA/SanMarcos	smar-fs01.hncorp.healthnet.com	HP Color LaserJet 4650 PCL 5c
P-SMAR01HP5SA	CA/SanMarcos	smar-fs01.hncorp.healthnet.com	HP LaserJet 5Si/5Si MX PS
P-SMAR01HP46B	CA/SanMarcos	smar-fs01.hncorp.healthnet.com	HP Color LaserJet 4650 PCL 5c
P-SMAR01H43A	CA/SanMarcos	smar-fs01.hncorp.healthnet.com	HP LaserJet 4345 mfp PCL 6
P-SMAR01R40A	CA/SanMarcos	smar-fs01.hncorp.healthnet.com	RICOH Aficio MP 4000 PCL 6
P-SMAR01R40B	CA/SanMarcos	smar-fs01.hncorp.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-SM01H36A	CA/SanMateo	smat-fs01.hncorp.healthnet.com	HP Color LaserJet 3600
P-SM01R40A	CA/SanMateo	smat-fs01.hncorp.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-SM01R30A	CA/SanMateo	smat-fs01.hncorp.healthnet.com	RICOH Aficio MP 301 PCL 6
P-SM01C30A	CA/SanMateo	smat-fs01.hncorp.healthnet.com	Canon iR3035/iR3045 PCL5e
P-SR02NR40A	CA/SANRAFAEL2/2N	SRAF2-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-SR02NH85B	CA/SANRAFAEL2/2N	sraf2-fsvs01.hncorp.healthnet.com	HP Color LaserJet 8500 PCL
P-SR02NH47A	CA/SANRAFAEL2/2N	sraf2-fsvs01.hncorp.healthnet.com	HP Color LaserJet 4700 PCL 6
P-SR02NH46A	CA/SANRAFAEL2/2N	SRAF2-FSVS01.hncorp.healthnet.	HP Color LaserJet 4600 PCL6

Printer Name	Location	Server Name	Driver Name
		com	
P-SR02NH36A	CA/SANRAFAEL2/2N	sraf2-fsvs01.hncorp.healthnet.com	HP Color LaserJet 3600
P-SR03SR40A	CA/SANRAFAEL2/3S	sraf2-fsvs01.hncorp.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-SR03SH55A	CA/SANRAFAEL2/3S	SRAF2-FSVS01.hncorp.healthnet.com	HP Color LaserJet 5500 PCL5c
P-SR03SH50A	CA/SANRAFAEL2/3S	SRAF2-FSVS01.hncorp.healthnet.com	HP DesignJet 500 24 by HP
P-SR03SH45A	CA/SANRAFAEL2/3S	SRAF2-FSVS01.hncorp.healthnet.com	HP Color LaserJet 4500 PCL 5c
P-SR03SH38B	CA/SANRAFAEL2/3S	sraf2-fsvs01.hncorp.healthnet.com	HP Color LaserJet 3800 PCL 5c
P-SR02SR40B	CA/SANRAFAEL2/2S	sraf2-fsvs01.hncorp.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-SR02SR40A	CA/SANRAFAEL2/2S	SRAF2-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-SR02SH47A	CA/SANRAFAEL2/2S	sraf2-fsvs01.hncorp.healthnet.com	HP Color LaserJet 4700 PCL 5c
P-SR02SH46A	CA/SANRAFAEL2/2S	sraf2-fsvs01.hncorp.healthnet.com	HP Color LaserJet 4600 PCL6
P-SR02NR40C	CA/SANRAFAEL2/2N	sraf2-fsvs01.hncorp.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-SR02NR40B	CA/SANRAFAEL2/2N	sraf2-fsvs01.hncorp.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-SR02NR50A	CA/SANRAFAEL2/2N	sraf2-fsvs01.hncorp.healthnet.com	RICOH Aficio MP 5002 PCL 6
P-SR02NR50B	CA/SANRAFAEL2/2N	sraf2-fsvs01.hncorp.healthnet.co	RICOH Aficio MP 5002 PCL 6

Printer Name	Location	Server Name	Driver Name
		m	
P-SR02SR40E	CA/SANRAFAEL2/2S	sraf2-fsvs01.hncorp.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-SR02SR40F	CA/SANRAFAEL2/2S	SRAF2-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-SR02SR50A	CA/SANRAFAEL2/2S	SRAF2-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 5002 PCL 6
P-SR02SR40C	CA/SANRAFAEL2/2S	sraf2-fsvs01.hncorp.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-SR02SR40D	CA/SANRAFAEL2/2S	sraf2-fsvs01.hncorp.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-SR03SR50A	CA/SANRAFAEL2/3S	sraf2-fsvs01.hncorp.healthnet.com	RICOH Aficio MP 5002 PCL 6
P-SR03SR40D	CA/SANRAFAEL2/3S	sraf2-fsvs01.hncorp.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-SR03SR50B	CA/SANRAFAEL2/3S	sraf2-fsvs01.hncorp.healthnet.com	RICOH Aficio MP 5002 PCL 6
P-SR03SR50C	CA/SANRAFAEL2/3S	sraf2-fsvs01.hncorp.healthnet.com	RICOH Aficio MP 5002 PCL 6
P-SR03SR40B	CA/SANRAFAEL2/3S	sraf2-fsvs01.hncorp.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-SR03SR40C	CA/SANRAFAEL2/3S	sraf2-fsvs01.hncorp.healthnet.com	RICOH Aficio MP 4002 PCL 6
HP LaserJet 4250 PCL 5e		tig-fscl03.hncorp.healthnet.com	HP LaserJet 4250 PCL 5e
HP LaserJet 4350 PCL 5e		tig-fscl03.hncorp.healthnet.com	HP LaserJet 4350 PCL 5e
P-TI03R70C	OR/TIGARD/Floor 3	TIG-FSVS01.hncorp.healthnet.	RICOH Aficio MP 7001 PCL 6

Printer Name	Location	Server Name	Driver Name
		com	
P-TI03R50B	OR/TIGARD/Floor 3	TIG-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 5002 PCL 6
P-TI03R50A	OR/TIGARD/Floor 3	TIG-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 5002 PCL 6
P-TI03R40B	OR/TIGARD/Floor 3	TIG-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-TI03R40A	OR/TIGARD/Floor 3	TIG-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-TI02R70D	OR/TIGARD/Floor 2	TIG-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-TI02R70C	OR/TIGARD/Floor 2	TIG-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-TI02R50D	OR/TIGARD/floor 2	TIG-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 5002 PCL 6
P-TI02R50C	OR/TIGARD/Floor 2	TIG-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 5002 PCL 6
P-TI02R50B	OR/TIGARD/Floor 2	TIG-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 5002 PCL 6
P-TI02R50A	OR/TIGARD/Floor 2	TIG-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 5002 PCL 6
P-TI02R40B	OR/TIGARD/Floor 2	TIG-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-TI02R40A	OR/TIGARD/Floor 2	TIG-FSVS01.hncorp.healthnet.com	RICOH Aficio MP 4002 PCL 6
P-TI02H36C	OR/TIGARD/Floor 2	TIG-FSVS01.hncorp.healthnet.com	HP Color LaserJet 3600
P-TI03H46A	OR/TIGARD/Floor 3	TIG-FSVS01.hncorp.healthnet.	HP Color LaserJet 4650 PCL 6

Printer Name	Location	Server Name	Driver Name
		com	
P-TI02H55B	OR/TIGARD/Floor 2	TIG-FSVS01.hncorp.healthnet.com	HP Color LaserJet CP5520 Series PCL 6
P-TU02H40A	AZ/Tucson	tus-fs01.hncorp.healthnet.com	HP LaserJet 4000 Series PCL 5e
P-TU04R70C	AZ/Tucson	tus-fs01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-TU04R40B	AZ/Tucson	tus-fs01.hncorp.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-TU04R70B	AZ/Tucson	tus-fs01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-TU04R70D	AZ/Tucson	tus-fs01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-TU04R40A	AZ/Tucson	tus-fs01.hncorp.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-TU04H38A	AZ/Tucson	tus-fs01.hncorp.healthnet.com	HP Color LaserJet 3800 PCL 5c
P-TU04H38C	AZ/Tucson	tus-fs01.hncorp.healthnet.com	HP Color LaserJet 3800 PCL 5c
P-TU04H38D	AZ/Tucson	tus-fs01.hncorp.healthnet.com	HP Color LaserJet 3800 PCL 5c
P-TU04H42A	AZ/Tucson	tus-fs01.hncorp.healthnet.com	HP LaserJet 4200 PCL 6
P-TU04H36A	AZ/Tucson	tus-fs01.hncorp.healthnet.com	HP Color LaserJet 3600
P-TU04H36B	AZ/Tucson	tus-fs01.hncorp.healthnet.com	HP Color LaserJet 3600
P-TU02C45B	AZ/Tucson	tus-fs01.hncorp.healthnet.com	Canon iR3570/iR4570 PCL5e
P-VIS01H42A	CA/VISALIA	vis-fs01.hncorp.healthnet.com	HP LaserJet 4250 PCL 5e
P-CW01H46A	CA/Califa	wh2-fs01.hncorp.healthnet.com	HP Color LaserJet 4600 PCL6
P-BC04BR70A		WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7000 PCL 5e
P-BC04RH42A	CA/WoodlandHills/Bldg C/Floor 4	WH-PRTVS01.hncorp.healthnet.com	HP LaserJet 4250 PCL 5e
P-BC04RH41A	CA/WoodlandHills/Bldg C/Floor 4	WH-PRTVS01.hncorp.healthne	HP LaserJet 4100 PCL 5e

Printer Name	Location	Server Name	Driver Name
		t.com	
P-BB03RH55C	CA/WoodlandHills/Bldg B/Floor 3	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 5500 PCL5c
P-BB02BH47D	CA/WoodlandHills/Bldg B/Floor 2	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4700 PCL 6
P-BB02BH36B	CA/WoodlandHills/Bldg B/Floor 2	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 3600
P-WC25H47A	CA/Woodlandhills/EXEC/Floor 25	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4700 PCL 6
P-WC25H42E	CA/WOODLANDHILLS/EXEC/FLOOR 25	WH-PRTVS01.hncorp.healthnet.com	HP LaserJet 4250 PCL 5e
P-WC24R70D	CA/WoodlandHills/Exec/Floor 24	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-WC24R70C	CA/WoodlandHills/Exec/Floor 24	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-WC24R70B	CA/WoodlandHills/Exec/Floor 24	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-WC24R50A	CA/WoodlandHills/Exec/Floor 24	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 4001 PCL 5e
P-WC24R40B	CA/WoodlandHills/Exec/Floor 24	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-WC24H55A	CA/WoodlandHills/Exec/Floor 24	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 5500 PCL5c
P-WC24H47B	CA/WoodlandHills/Exec/Floor 24	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4700 PS
P-WC24H46A	CA/WoodlandHills/Exec/Floor 24	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4600 PCL 5c
P-WC24H45D	CA/WoodlandHills/Exec/Floor 24	WH-PRTVS01.hncorp.healthne	HP Color LaserJet 4550 PCL 5c

Printer Name	Location	Server Name	Driver Name
		t.com	
P-WC24H45B	CA/WoodlandHills/Exec/Floor 24	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4550 PCL
P-WC24H45A	CA/Woodlandhills/EXEC/Floor 24	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4550 PCL
P-WC23R70B	CA/WoodlandHills/Exec/Floor 22-23	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-WC23R70A	CA/WoodlandHills/Exec/Floor 22-23	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-WC23H46A	CA/WoodlandHills/Exec/Floor 22-23	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4650 PCL 5c
P-WC23H38B	CA/WoodlandHills/Exec/Floor 22-23	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 3800 PCL 5c
P-WC23H38A	CA/WoodlandHills/Exec/Floor 22-23	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 3800 PCL 5c
P-WC25R80B	CA/WoodlandHills/Exec/Floor 25	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 8001 PCL 6
P-WC25R70E	CA/WoodlandHills/Exec/Floor 25	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-WC25R70D	CA/WoodlandHills/Exec/Floor 25	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-WC25R70C	CA/Woodlandhills/exec/floor 25	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-WC25R70B	CA/Woodlandhills/exec/floor 25	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-WC25R70A	CA/Woodlandhills/exec/floor 25	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 5e
P-WC25R30A	CA/Woodlandhills/exec/floor 25	WH-PRTVS01.hncorp.healthne	RICOH Aficio MP 301 PCL 6

Printer Name	Location	Server Name	Driver Name
		t.com	
P-WC25H47D	CA/WoodlandHills/Exec/Floor 25	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4700 PCL 6
P-WC25H47B	CA/Woodlandhills/EXEC/Floor 25	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4700 PCL 6
P-WC23H36A	CA/WoodlandHills/Exec/Floor 22-23	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 3800 PCL 5c
P-WC22R70A	CA/WoodlandHills/Exec/Floor 22-23	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-WC22R65A	CA/Woodlandhills/Exec/Floor 22-23	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP C6501 PCL 6
P-WC22R40A	CA/Woodlandhills/Exec/Floor 22-23	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-WC22H47C	CA/Woodlandhills/Exec/Floor 22-23	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4700 PCL 6
P-WC22H46B	CA/WoodlandHills/Exec/Floor 22-23	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4600 PS
P-WC22H46A	CA/WoodlandHills/Exec/Floor 22-23	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4600 PCL6
P-WC21R70D	CA/WoodlandHills/Exec/Floor 21	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PS
P-WC21R70C	CA/WoodlandHills/Exec/Floor 21	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-WC21R65A	CA/WoodlandHills/Exec/Floor 21	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP C6501 PCL 6
P-WC21R40B	CA/WoodlandHills/Exec/Floor 21	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-WC21R40A	CA/WoodlandHills/Exec/Floor 21	WH-PRTVS01.hncorp.healthne	RICOH Aficio MP 4001 PCL 6

Printer Name	Location	Server Name	Driver Name
		t.com	
P-WC21HP36A	CA/WoodlandHills/Exec/Floor 21	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 3600
P-WC21H55A	CA/WoodlandHills/Exec/Floor 21	WH-PRTVS01.hncorp.healthnet.com	HP Universal Printing PCL 6
P-WC21H47B	CA/WoodlandHills/Exec/Floor 21	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4700 PCL 6
P-WC21H47A	CA/WoodlandHills/Exec/Floor 21	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4700 PS
P-WC21H46D	CA/WoodlandHills/Exec/Floor 21	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4600 PCL 5c
P-WC21H46C	CA/WoodlandHills/Exec/Floor 21	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4600 PCL 5c
P-WC21H46A	CA/WoodlandHills/Exec/Floor 21	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4650 PCL 5c
P-WC15R70B	CA/WoodlandHills/Exec/Floor 15	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-WC15R70A	CA/WoodlandHills/Exec/Floor 15	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-WC15H47A	CA/WoodlandHills/Exec/Floor 15	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4700 PCL 6
P-WC15H46B	CA/WoodlandHills/Exec/Floor 15	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4650 PCL 6
P-WC15H42C	CA/WoodlandHills/Exec/Floor 15	WH-PRTVS01.hncorp.healthnet.com	HP LaserJet 4250 PCL 5e
P-WC15H42B	CA/WoodlandHills/Exec/Floor 15	WH-PRTVS01.hncorp.healthnet.com	HP LaserJet 4250 PCL 5e
P-MV01C30B	CA/MOUNTAINVIEW	WH-PRTVS01.hncorp.healthne	Canon iR3035/iR3045 PCL5e

Printer Name	Location	Server Name	Driver Name
		t.com	
P-BC05RR75B	CA/WoodlandHills/Bldg C/Floor 5	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7502 PCL 6
P-BC05RR75A	CA/WoodlandHills/Bldg C/Floor 5	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7502 PCL 6
P-BC05RR70B	CA/WoodlandHills/Bldg C/Floor 5	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-BC05RR40A	CA/WoodlandHills/Bldg C/Floor 5	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 4001 PCL 5e
P-BC05RH46A	CA/WoodlandHills/Bldg C/Floor 5	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4600 PCL6
P-BC05RH42B	CA/WoodlandHills/Bldg C/Floor 5	WH-PRTVS01.hncorp.healthnet.com	HP LaserJet 4250 PCL 5e
P-BC05BR75A	CA/WoodlandHills/Bldg C/Floor 5	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7502 PCL 6
P-BC05BR70C	CA/WoodlandHills/Bldg C/Floor 5	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PS
P-BC05BR70B	CA/WoodlandHills/Bldg C/Floor 5	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-BC05BR40A	CA/WoodlandHills/Bldg C/Floor 5	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-BC05BH81A	CA/WoodlandHills/Bldg C/Floor 5	WH-PRTVS01.hncorp.healthnet.com	HP LaserJet 8150 Series PCL
P-BC05BH5SL	CA/WoodlandHills/Bldg C/Floor 5	WH-PRTVS01.hncorp.healthnet.com	HP LaserJet 5Si
P-BC05BH5SI	CA/WoodlandHills/Bldg C/Floor 5	WH-PRTVS01.hncorp.healthnet.com	HP LaserJet 5Si
P-BC05BH5SH	CA/WoodlandHills/Bldg C/Floor 5	WH-PRTVS01.hncorp.healthne	HP LaserJet 5Si

Printer Name	Location	Server Name	Driver Name
		t.com	
P-BC05BH5SB	CA/WoodlandHills/Bldg C/Floor 5	WH-PRTVS01.hncorp.healthnet.com	HP LaserJet 5Si
P-BC05BH4MB	CA/WoodlandHills/Bldg C/Floor 5	WH-PRTVS01.hncorp.healthnet.com	HP LaserJet 4
P-BC05BH40B	CA/WoodlandHills/Bldg C/Floor 5	WH-PRTVS01.hncorp.healthnet.com	HP LaserJet 4050 Series PCL 6
P-BC04RR75A	CA/WoodlandHills/Bldg C/Floor 4	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7502 PCL 6
P-BC04RR70B	CA/WoodlandHills/Bldg C/Floor 4	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PS
P-BC04RR70A	CA/WoodlandHills/Bldg C/Floor 4	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PS
P-BC04RH90A	CA/WoodlandHills/Bldg C/Floor 4	WH-PRTVS01.hncorp.healthnet.com	HP LaserJet 9000 PCL 5e
P-BC04RH81B	CA/WoodlandHills/Bldg C/Floor 4	WH-PRTVS01.hncorp.healthnet.com	HP LaserJet 8150 PCL 5e
P-BC04RH55A	CA/WoodlandHills/Bldg C/Floor 4	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 5550 PCL 6
P-BC04RH46B	CA/WoodlandHills/Bldg C/Floor 4	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4650 PCL 5c
P-BC04RH46A	CA/WoodlandHills/Bldg C/Floor 4	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4600 PCL6
P-BC04RH45A	CA/WoodlandHills/Bldg C/Floor 4	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4550 PCL 5c
P-BC04BR80A	CA/WoodlandHills/Bldg C/Floor 4	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 8001 PS
P-BC04BR75A	CA/WoodlandHills/Bldg C/Floor 4	WH-PRTVS01.hncorp.healthne	RICOH Aficio MP 7502 PCL 6

Printer Name	Location	Server Name	Driver Name
		t.com	
P-BC04BR70B	CA/WoodlandHills/Bldg C/Floor 4	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-BC04BH90A	CA/WoodlandHills/Bldg C/Floor 4	WH-PRTVS01.hncorp.healthnet.com	HP LaserJet 9050 PCL 5e
P-BC03RR80B	CA/WoodlandHills/Bldg C/Floor 3	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 8001 PCL 6
P-BC03RR75A	CA/WoodlandHills/Bldg C/Floor 3	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7502 PS
P-BC03RR70C	CA/WoodlandHills/Bldg C/Floor 3	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PS
P-BC03RR70B	CA/WoodlandHills/Bldg C/Floor 3	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-BC03RH81D	CA/WoodlandHills/Bldg C/Floor 3	WH-PRTVS01.hncorp.healthnet.com	HP LaserJet 8150 Series PCL
P-BC03RH5SE	CA/WoodlandHills/Bldg C/Floor 3	WH-PRTVS01.hncorp.healthnet.com	HP LaserJet 5Si
P-BC03RH47A	CA/WoodlandHills/Bldg C/Floor 3	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4700 PCL 6
P-BC03RH45C	CA/WoodlandHills/Bldg C/Floor 3	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4500
P-BC03RH45A	CA/WoodlandHills/Bldg C/Floor 3	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4500
P-BC03RH42E	CA/WoodlandHills/Bldg C/Floor 3	WH-PRTVS01.hncorp.healthnet.com	HP LaserJet 4250 PCL 5e
P-BC03BR75B	CA/WoodlandHills/Bldg C/Floor 3	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7502 PCL 6
P-BC03BR75A	CA/WoodlandHills/Bldg C/Floor 3	WH-PRTVS01.hncorp.healthne	RICOH Aficio MP 7502 PCL 6

Printer Name	Location	Server Name	Driver Name
		t.com	
P-BC03BR70B	CA/WoodlandHills/Bldg C/Floor 3	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-BC03BR70A	CA/WoodlandHills/Bldg C/Floor 3	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-BC03BH46B	CA/WoodlandHills/Bldg C/Floor 3	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4600 PCL6
P-BC03BH46A	CA/WoodlandHills/Bldg C/Floor 3	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4600 PCL 5c
P-BC03BH38A	CA/WoodlandHills/Bldg C/Floor 3	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 3800 PCL 5c
P-BC02RR75B	CA/WoodlandHills/Bldg C/Floor 2	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7502 PCL 6
P-BC02RR75A	CA/WoodlandHills/Bldg C/Floor 2	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7502 PCL 6
P-BC02RR70B	CA/WoodlandHills/Bldg C/Floor 2	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-BC02RR40A	CA/WoodlandHills/Bldg C/Floor 2	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-BC02RH85A	CA/WoodlandHills/Bldg C/Floor 2	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 8550 PCL
P-BC02RH47A	CA/WoodlandHills/Bldg C/Floor 2	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4700 PCL 6
P-BC02RH45A	CA/WoodlandHills/Bldg C/Floor 2	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4550 PCL 5c
P-BC02BR75B	CA/WoodlandHills/Bldg C/Floor 2	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7502 PCL 6
P-BC02BR75A	CA/WoodlandHills/Bldg C/Floor 2	WH-PRTVS01.hncorp.healthne	RICOH Aficio MP 7502 PCL 6

Printer Name	Location	Server Name	Driver Name
		t.com	
P-BC02BR70B	CA/WoodlandHills/Bldg C/Floor 2	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-BC02BH55D	CA/WoodlandHills/Bldg C/Floor 2	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 5500 PCL5c
P-BC02BH46C	CA/WoodlandHills/Bldg C/Floor 2	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4600 PCL6
P-BC02BH46B	CA/WoodlandHills/Bldg C/Floor 2	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4600 PCL 5c
P-BC02BH46A	CA/WoodlandHills/Bldg C/Floor 2	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4600 PCL 5c
P-BC02BH38B	CA/WoodlandHills/Bldg C/Floor 2	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 3800 PCL 5c
P-BC02BH38A	CA/WoodlandHills/Bldg C/Floor 2	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 3800 PCL 5c
P-BC01RR40B	CA/WoodlandHills/Bldg C/Floor 1	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 4001 PCL 5e
P-BC01RR30A	CA/WoodlandHills/Bldg C/Floor 1	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 301 PCL 6
P-BC01RH55A	CA/WoodlandHills/Bldg C/Floor 1	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 5500 PCL5c
P-BC01RH38A	CA/WoodlandHills/Bldg C/Floor 1	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 3800 PCL 5c
P-BB05RR75D	CA/WoodlandHills/Bldg B/Floor 5	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7502 PCL 6
P-BB05RR75C	CA/WoodlandHills/Bldg B/Floor 5	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7502 PCL 6
P-BB05RR75B	CA/WoodlandHills/Bldg B/Floor 5	WH-PRTVS01.hncorp.healthne	RICOH Aficio MP 7502 PCL 6

Printer Name	Location	Server Name	Driver Name
		t.com	
P-BB05RR75A	CA/WoodlandHills/Bldg B/Floor 5	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7502 PCL 6
P-BB05RR70C	CA/WoodlandHills/Bldg B/Floor 5	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-BB05RR70B	CA/WoodlandHills/Bldg B/Floor 5	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-BB05RR20A	CA/WoodlandHills/Bldg B/Floor 5	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 201 PCL 5e
P-BB05RH5SF	CA/WoodlandHills/Bldg B/Floor 5	WH-PRTVS01.hncorp.healthnet.com	HP LaserJet 5Si MX
P-BB05RH5MA	CA/WoodlandHills/Bldg B/Floor 5	WH-PRTVS01.hncorp.healthnet.com	HP LaserJet 5Si
P-BB05RH47A	CA/WoodlandHills/Bldg B/Floor 5	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4700 PCL 6
P-BB05RH46D	CA/WoodlandHills/Bldg B/Floor 5	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4600 PCL 5c
P-BB05RH46C	CA/Woodlandhills/Bldg B/Floor 5	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4650 PCL 5c
P-BB05RH46B	CA/WoodlandHills/Bldg B/Floor 5	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4650 PCL 6
P-BB05BR75C	CA/WoodlandHills/Bldg B/Floor 5	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7502 PCL 6
P-BB05BR75B	CA/WoodlandHills/Bldg B/Floor 5	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7502 PCL 6
P-BB05BR75A	CA/WoodlandHills/Bldg B/Floor 5	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7502 PCL 6
P-BB05BR70B	CA/WoodlandHills/Bldg B/Floor 5	WH-PRTVS01.hncorp.healthne	RICOH Aficio MP 7001 PCL 6

Printer Name	Location	Server Name	Driver Name
		t.com	
P-BB05BH47A	CA/WoodlandHills/Bldg B/Floor 5	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4700 PCL 6
P-BB05BH46A	CA/Woodlandhills/Bldg B/Floor 5	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4600 PCL 5c
P-BB05BH36A	CA/Woodlandhills/Bldg B/Floor 5	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 3600
P-BB04RR75B	CA/WoodlandHills/Bldg B/Floor 4	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7502 PCL 6
P-BB04RR75A	CA/WoodlandHills/Bldg B/Floor 4	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7502 PCL 6
P-BB04RR70B	CA/WoodlandHills/Bldg B/Floor 4	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-BB04RR70A	CA/WoodlandHills/Bldg B/Floor 4	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-BB04RH5SA	CA/WoodlandHills/Bldg B/Floor 4	WH-PRTVS01.hncorp.healthnet.com	HP LaserJet 5Si
P-BB04RH47B	CA/Woodlandhills/Bldg B/Floor 4	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4700 PCL 6
P-BB04RH46B	CA/Woodlandhills/Bldg B/Floor 4	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4650 PCL 5c
P-BB04RH38A	CA/WoodlandHills/Bldg B/Floor 4	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 3800 PCL 5c
P-BB04BR80B	CA/WoodlandHills/Bldg B/Floor 4	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 8001 PCL 6
P-BB04BR75C	CA/WoodlandHills/Bldg B/Floor 4	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7502 PCL 6
P-BB04BR75B	CA/WoodlandHills/Bldg B/Floor 4	WH-PRTVS01.hncorp.healthne	RICOH Aficio MP 7502 PCL 6

Printer Name	Location	Server Name	Driver Name
		t.com	
P-BB04BR75A	CA/WoodlandHills/Bldg B/Floor 4	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7502 PCL 6
P-BB04BR40A	CA/WoodlandHills/Bldg B/Floor 4	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-BB04BH47A	CA/Woodlandhills/Bldg B/Floor 4	WH-PRTVS01.hncorp.healthnet.com	HP Universal Printing PCL 5
P-BB04BH45B	CA/Woodlandhills/Bldg B/Floor 4	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4550 PCL 5c
P-BB04BH45A	CA/Woodlandhills/Bldg B/Floor 4	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4500
P-BB04BH36A	CA/Woodlandhills/Bldg B/Floor 4	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 3600
P-BB03RR75C	CA/WoodlandHills/Bldg B/Floor 3	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7502 PCL 6
P-BB03RR75B	CA/WoodlandHills/Bldg B/Floor 3	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7502 PCL 6
P-BB03RR75A	CA/WoodlandHills/Bldg B/Floor 3	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7502 PCL 6
P-BB03RR70B	CA/WoodlandHills/Bldg B/Floor 3	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-BB03RH55A	CA/WoodlandHills/Bldg B/Floor 3	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 5550 PCL 6
P-BB03RH47A	CA/WoodlandHills/Bldg B/Floor 3	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4700 PCL 5c
P-BB03RH46E	CA/WoodlandHills/Bldg B/Floor 3	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4600 PCL 5c
P-BB03RH46D	CA/WoodlandHills/Bldg B/Floor 3	WH-PRTVS01.hncorp.healthne	HP Color LaserJet 4650 PCL 5c

Printer Name	Location	Server Name	Driver Name
		t.com	
P-BB03RH46B	CA/WoodlandHills/Bldg B/Floor 3	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4650 PCL 5c
P-BB03BR80B	CA/WoodlandHills/Bldg B/Floor 3	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 8001 PCL 6
P-BB03BR75B	CA/WoodlandHills/Bldg B/Floor 3	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7502 PCL 6
P-BB03BR75A	CA/WoodlandHills/Bldg B/Floor 3	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7502 PCL 6
P-BB03BR70C	CA/WoodlandHills/Bldg B/Floor 3	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-BB03BR70B	CA/WoodlandHills/Bldg B/Floor 3	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PS
P-BB03BH55B	CA/WoodlandHills/Bldg B/Floor 3	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 5500 PCL5c
P-BB03BH47B	CA/WoodlandHills/Bldg B/Floor 3	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4700 PCL 6
P-BB03BH46D	CA/WoodlandHills/Bldg B/Floor 3	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4650 PCL 5c
P-BB03BH46A	CA/Woodlandhills/Bldg B/Floor 3	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4600 PCL 5c
P-BB03BH36B	CA/WoodlandHills/Bldg B/Floor 3	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 3800 PCL 5c
P-BB03BH36A	CA/WoodlandHills/Bldg B/Floor 3	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 3600
P-BB02RR75A	CA/WoodlandHills/Bldg B/Floor 2	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7502 PCL 6
P-BB02RR70C	CA/WoodlandHills/Bldg B/Floor 2	WH-PRTVS01.hncorp.healthne	RICOH Aficio MP 7001 PCL 6

Printer Name	Location	Server Name	Driver Name
		t.com	
P-BB02RR70A	CA/WoodlandHills/Bldg B/Floor 2	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PS
P-BB02RR40A	CA/WoodlandHills/Bldg B/Floor 2	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 4002 PCL 5e
P-BB02RH47C	CA/WoodlandHills/Bldg B/Floor 2	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4700 PCL 6
P-BB02RH47A	CA/WoodlandHills/Bldg B/Floor 2	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4700 PCL 6
P-BB02RH46A	CA/WoodlandHills/Bldg B/Floor 2	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4600 PCL 5c
P-BB02BR80B	CA/WoodlandHills/Bldg B/Floor 2	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 8001 PCL 6
P-BB02BR75B	CA/WoodlandHills/Bldg B/Floor 2	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7502 PCL 6
P-BB02BR75A	CA/WoodlandHills/Bldg B/Floor 2	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7502 PCL 6
P-BB02BR65A	CA/WoodlandHills/Bldg B/Floor 2	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP C6501 PCL 6
P-BB02BR50B	CA/WoodlandHills/Bldg B/Floor 2	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 5002 PCL 5e
P-BB02BR50A	CA/WoodlandHills/Bldg B/Floor 2	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 5001 PCL 6
P-BB02BH47E	CA/WoodlandHills/Bldg B/Floor 2	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4700 PCL 6
P-BB02BH47C	CA/WoodlandHills/Bldg B/Floor 2	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4700 PCL 6
P-BB02BH47B	CA/WoodlandHills/Bldg B/Floor 2	WH-PRTVS01.hncorp.healthne	HP Color LaserJet 4700 PCL 6

Printer Name	Location	Server Name	Driver Name
		t.com	
P-BB02BH47A	CA/WoodlandHills/Bldg B/Floor 2	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4700 PCL 6
P-BB02BH46A	CA/WoodlandHills/Bldg B/Floor 2	WH-PRTVS01.hncorp.healthnet.com	HP Universal Printing PCL 5
P-BB02BH45D	CA/WoodlandHills/Bldg B/Floor 2	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4500
P-BB02BH45B	CA/WoodlandHills/Bldg B/Floor 2	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4500
P-BB01RR70A	CA/WoodlandHills/Bldg B/Floor 1	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-BB01RR35A	CA/WoodlandHills/Bldg B/Floor 1	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP C3501 PCL 6
P-BB01RH46B	CA/WoodlandHills/Bldg B/Floor 1	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 3600
P-BB01BR70A	CA/WoodlandHills/Bldg B/Floor 1	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 7001 PCL 6
P-BB01BR40B	CA/WoodlandHills/Bldg B/Floor 1	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-BB01BR40A	CA/WoodlandHills/Bldg B/Floor 1	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 4001 PCL 6
P-BB01BR30A	CA/WoodlandHills/Bldg B/Floor 1	WH-PRTVS01.hncorp.healthnet.com	RICOH Aficio MP 301 PCL 6
P-BB01BH47A	CA/WoodlandHills/Bldg B/Floor 1	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4700 PCL 6
P-BB01BH46C	CA/WoodlandHills/Bldg B/Floor 1	WH-PRTVS01.hncorp.healthnet.com	HP Color LaserJet 4600 PCL 5c
P-BB04BH36C	CA/Woodlandhills/Bldg B/Floor 4	WH-PRTVS01.hncorp.healthne	HP Color LaserJet 3600

Printer Name	Location	Server Name	Driver Name
		t.com	

3.3 Appendix III – Deskside Services

3.3.1 Deskside Resource Mobilization Plan

The table below details the Deskside support resource mobilization plan for Health Net offices:

Address	Zip	City	State	Seat count	Transition resource	Steady State resource	Description
WoodHills - Burbank - 53414	91367-6607	Woodland Hills	CA	2,706	2	5	
Rancho - GP-C - 12999	95670-4502	Rancho Cordova	CA	894	2	2	*Federal
Rancho - Aerojet – GV022	95742-6418	Rancho Cordova	CA	1,059	1	2	
Rancho - Sun Center - 53065	95670-6142	Rancho Cordova	CA	749	1	2	
Rancho - Mercantile - 12032	95742-7211	Rancho Cordova	CA	55	1	2	Depot Location
WoodHills - Califa - 12995	91367-5026	Woodland Hills	CA	5	1	2	Depot Location
WoodHills - Oxnard - 12304	91367-4901	Woodland Hills	CA	528	1	1	
San Rafael - Kerner - 60600	94901-5546	San Rafael	CA	351		1	
Rancho - GP-A - 12999	95670-4502	Rancho Cordova	CA	345		1	
Tigard - SW 68th - 57045	97223-8328	Tigard	OR	248	1	1	
Tempe - Washington -	85281-1249	Tempe	AZ	188	1	1	

40209							
Rancho - GP-D - 53443	95670-4502	Rancho Cordova	CA	162		1	
Johnstown - GV047	15901-1914	Johnstown	PA	156	1	1	*Federal
Arlington - GV039	22201-3091	Arlington	VA	154	1	1	*Federal
HNCA - 53238	92647-3090	Huntington Beach	CA	144		1	
Irving - 950 - 60553	75038-2604	Irving	TX	142	1	1	
Hampton - Ofc - GV053	23666-1500	Hampton	VA	139	1	1	*Federal
			Total	8,025	15	26	
Other ~65 Location				1,200	Support Model - Dispatch , Depot support Remote desktop support: onsite (Woodland Hill/Rancho Cordova) and offshore (Coimbatore & Bangalore, India)		

3.3.2 Deskside Locations

S. No.	Property (Description – Code)	City	State	Zip	Seat Count	Site Classification
1	Wood Hills - Burbank – 53414	Woodland Hills	CA	91367-6607	2,706	Depot
2	Rancho - GP-A - 12999	Rancho Cordova	CA	95670-4502	345	Campus
3	Rancho - Aerojet - GV022	Rancho Cordova	CA	95742-6418	1,059	Depot
4	Rancho - Sun Center - 53065	Rancho Cordova	CA	95670-6142	722	Depot
5	Irving - 950 - 60553	Irving	TX	75038-2604	142	Dispatch
6	Huntington Beach - HNCA - 53238	Huntington Beach	CA	92647-3090	144	Dispatch
7	Johnstown - GV047	Johnstown	PA	15901-1914	156	Campus
8	Tempe - Washington - 40209	Tempe	AZ	85281-1249	188	Campus
9	San Rafael - Kerner - 60600	San Rafael	CA	94901-5546	351	Depot

S. No.	Property (Description – Code)	City	State	Zip	Seat Count	Site Classification
10	Hampton - Ofc - GV053	Hampton	VA	23666-1500	139	Dispatch
11	Arlington - GV039	Arlington	VA	22201-3091	154	Campus
12	Rancho - White Rock - 65077	Rancho Cordova	CA	95670-7984	135	Dispatch
13	Tigard - SW 68th - 57045	Tigard	OR	97223-8328	248	Campus
14	Oakland - 180 Grand - 52307	Oakland	CA	94612-3783	89	Dispatch
15	Rancho – International/Prospect Park - 65005	Rancho Cordova	CA	95670-7338	71	Dispatch
16	San Marcos - Los Vallecitos - 60593	San Marcos	CA	92069-1491	45	Dispatch
17	San Diego - Camino - 1100 - 53375	San Diego	CA	92108-5712	45	Dispatch
18	Tucson - Williams Circle - 40270	Tucson	AZ	85711-7401	92	Dispatch
19	San Bernardino - 53374	San Bernardino	CA	92408-3535	53	Dispatch
20	Fresno - Palm - 53480	Fresno	CA	93711-5764	37	Dispatch
21	Chatsworth - Prairie - 11798	Chatsworth	CA	91311-6007	57	Dispatch
22	Modesto - Crows Landing - 53520	Modesto	CA	95358-6125	13	Dispatch
23	Mountain View - Ellis - 60610	Mountain View	CA	94043-2225	10	Dispatch
24	Concord - Stanwell - 60605	Concord	CA	94520-4863	9	Dispatch
25	El Cerrito - San Pablo - 60607	El Cerrito	CA	94530-2166	4	Depot Support
26	San Mateo - 60606	San Mateo	CA	94403-1374	7	Dispatch
27	Oakland - Pendleton - 60604	Oakland	CA	94621-2102	19	Dispatch
28	San Jose - 53239	San Jose	CA	95112-4510	7	Dispatch
29	WoodHills - Califa - 12995	Woodland Hills	CA	91367-5026	5	Dispatch

S. No.	Property (Description – Code)	City	State	Zip	Seat Count	Site Classification
30	Kirk/APG TSC - MTF029	Aberdeen Apg	MD	21005	5	Dispatch
31	Alamogordo - White Sands - GV077	Alamogordo	NM	88310-6151	9	Dispatch
32	Malcolm Grow TSC - MTF030	Andrews AFB	MD	20762	6	Dispatch
33	Annapolis TSC - MTF018	Annapolis	MD	21402	3	Depot Support
34	Bakersfield - Niles - 53018	Bakersfield	CA	93306-4696	9	Dispatch
35	Baltimore USCG TSC - MTF019	Baltimore	MD	21226	1	Depot Support
36	Beavercreek - GV043	Beavercreek	OH	45431-1673	7	Dispatch
37	Bethesda NNMC TSC - MTF021	Bethesda	MD	20889	6	Dispatch
38	Bolling AFB TSC - MTF022	Bolling AFB	DC	20332	3	Depot Support
39	Boston US Coast Guard Clinic - MTF035	Boston	MA	2109	1	Depot Support
40	Buckeye - GV074	Buckeye	AZ	85326-2704	1	Depot Support
41	Cape Cod US Coast Guard Clinic - MTF036	Buzzards Bay	MA	2542	1	Depot Support
42	Camp Lejeune Naval Hospital - MTF001	Camp Lejeune	NC	28542	10	Dispatch
43	Cape May US Coast Guard Clinic - MTF037	Cape May	NJ	8204	1	Depot Support
44	Dunham TSC - MTF024	Carlisle	PA	17013	6	Dispatch
45	Dover AFB TSC - MTF038	Dover AFB	DE	19902	8	Dispatch
46	Dublin – 60603	Dublin	CA	94568-2842	3	Depot Support
47	Durango - GV067	Durango	CO	81301-5056	7	Dispatch
48	Los Angeles - Whittier - 52313	East Los Angeles	CA	90022-3116	1	Depot Support
49	Elizabeth City US Coast Guard Clinic - MTF002	Elizabeth City	NC	27909	1	Depot Support
50	Espanola - GV075	Espanola	NM	87532-2741	7	Dispatch

S. No.	Property (Description – Code)	City	State	Zip	Seat Count	Site Classification
51	Fairfax FHC TSC - MTF025	Fairfax	VA	22031-4307	1	Depot Support
52	Fresno - Van Ness - 53142	Fresno	CA	93721-1727	31	Dispatch
53	Ft. Bragg - MTF003	Ft Bragg	NC	28310	19	Dispatch
54	Barquist TSC - MTF020	FT Detrick	MD	21702	3	Depot Support
55	Ft. Eustis - MTF004	Ft Eustis	VA	23604	5	Dispatch
56	Ft. Knox Army Community Hospital - MTF012	Ft Knox	KY	40121	11	Dispatch
57	Andrew Rader TSC - MTF017	Ft Myer	VA	22211	1	Depot Support
58	Kenner Army Health Clinic - MTF005	Ft. Lee	VA	23801	6	Dispatch
59	Seymour Johnson - MTF009	Goldsboro	NC	27531	5	Dispatch
60	Groton - GV044	Groton	CT	06340-3414	7	Dispatch
61	Harrisonburg - GV008	Harrisonburg	VA	22801-4323	14	Dispatch
62	Hibbing - Irongate - GV068	Hibbing	MN	55746-3045	11	Dispatch
63	Huntington Beach - MHN - 60552	Huntington Beach	CA	92647-3090	129	Dispatch
64	Langley Air Force Base Clinic - MTF006	Langley	VA	23665	7	Dispatch
65	Las Vegas - University - GV073	Las Vegas	NM	87701-4278	9	Dispatch
66	McGuire AFB TSC Bldgs. 3457 and 3458 - MTF044	McGuire AFB	NJ	8641	9	Dispatch
67	New London US Coast Guard Clinic - MTF045	New London	CT	6320	1	Depot Support
68	Newport NACC TSC - MTF047	Newport	FL	02841-1002	3	Depot Support
69	Newport News - GV079	Newport News	VA	23603-1389	1	Depot Support
70	Patuxent River TSC - MTF031	Patuxtent River	MD	20670	6	Dispatch
71	Portsmouth Naval	Portsmouth	VA	23708	10	Dispatch

S. No.	Property (Description – Code)	City	State	Zip	Seat Count	Site Classification
	Medical Center - MTF008					
72	Portsmouth TSC - MTF048	Portsmouth	NH	3804	1	Depot Support
73	Quantico TSC - MTF033	Quantico	VA	22134	7	Dispatch
74	Rancho - GP-D - 53443	Rancho Cordova	CA	95670-4502	162	Dispatch
75	Rancho - GP-C - 53444	Rancho Cordova	CA	95670-4502	894	Depot
76	Rancho - Mercantile - 12032	Rancho Cordova	CA	95742-7211	55	Dispatch
77	Redwood City - Veterans - 60599	Redwood City	CA	94063-1441	9	Dispatch
78	Sacramento - K St. - 53234	Sacramento	CA	95814-3918	11	Dispatch
79	Scott AFB - MTF013	Scott AFB	IL	62225	12	Dispatch
80	Selfridge - MTF014	Selfridge Air National Guard	MI	48045	2	Depot Support
81	Stockton - Exec - 53046	Stockton	CA	95207-5700	1	Depot Support
82	Taos - GV078	Taos	NM	87571-5801	6	Dispatch
83	Turlock - Monte Vista - 60608	Turlock	CA	95382-8608	2	Depot Support
84	Union City – 60602	Union City	CA	94587-1233	3	Depot Support
85	Pentagon Clinic TSC - MTF032	Washington	WA	20310	4	Depot Support
86	Woodbridge FHC TSC - MTF034	Woodbridge	VA	22192	2	Depot Support
87	Wood Hills - Oxnard - 12304	Woodland Hills	CA	91367-4901	528	Depot
88	Wright-Patterson AFB - MTF016	Wright Patterson AFB	OH	45433	8	Dispatch
89	Yorktown USCG TSC - MTF010	Yorktown	VA	23690	1	Depot Support

3.4 Appendix VI – Database services

This section below details the Database server inventory in Health Net environment.

Cognizant will be responsible for All Oracle servers in the Health Net environment.

Server	Description	Business	DB Technology	Comments
orac-dev01/02	OLTP	HNFS	Oracle	
orac-dev03/04	OLTP	Commercial	Oracle	
orac-dev05/06	DW	Commercial	Oracle	
orac-dev09/10	PEGA	Commercial	Oracle	
orac-stg01/02	OLTP	HNFS	Oracle	
orac-prd01/02	OLTP	HNFS	Oracle	
orac-prd03/04	OLTP	Commercial	Oracle	
orac-prd05/06	DW	Commercial	Oracle	
orac-prd09/10	PEGA	Commercial	Oracle	
orac-prd11/12	PEGA	HNFS	Oracle	
mysql-dev1	Web	Commercial	MySQL	
mysql-stg/3/4	Web	Commercial	MySQL	replace mysql-stg1/2
mysql-prd/3/4	Web	Commercial	MySQL	replace mysql-prd1/2
whsrvdb010	OLTP	Commercial	Oracle	
red1/2/3/4/5/6	OLTP	Commercial	Rdb	
topcat/morris	OLTP	Commercial	Rdb	
green1/2/3/loaner	OLTP	Commercial	Rdb	
amber1/2/3/fred	OLTP	Commercial	Rdb	
zappa	DW/OLTP	Commercial	Rdb	

fritz/felix/feline	DW/OLTP	Commercial	Rdb	

3.4.1 MS SQL server Inventory

This section details the MS SQL server (2005 and below which are due for upgrade) inventory that is currently hosted in Health Net environment. Any modification to this list will be handled during transition.

Cognizant will be responsible for All MS-SQL servers in the Health Net environment

Sl No	SQLServerName	Environment	Version	Edition	SQLServerID
1	BLD-APP09\NEWTEST	Production	9.00.3042.00	Enterprise Edition	195
2	BLD-FS-SQLDEV01\DEVINST1	Development	8.00.2305	Enterprise Edition	172
3	BLD-FS-SQLDEV01\DEVINST2	Development	9.00.4060.00	Enterprise Edition	173
4	BLD-FS-SQLDEV02	Development	9.00.4060.00	Enterprise Edition	183
5	BLD-FS-SQLVS01\PRDINST1	Production	8.00.2282	Enterprise Edition	145
6	BLD-FS-SQLVS02\PRDINST2	Production	9.00.5057.00	Enterprise Edition	154
7	BLD-FS-SQLVS03\PRDINST3	Production	9.00.5057.00	Enterprise Edition	181
8	BLD-FS-SQLVS11\INGPRD01	Production	9.00.5000.00	Enterprise Edition	176
9	BLD-FS-SQLVS12\INGSTG01	Production	9.00.5000.00	Enterprise Edition	168
10	BLD-FS-SQLVS13\INGSTG02	Production	9.00.5000.00	Enterprise Edition	169
11	BLD-FS-SQLVS14\INGPRD02	Production	9.00.5000.00	Enterprise Edition	177
12	BLD-FS-SQLVST01\TSTINST1	Test/QA/SIT/UAT	8.00.2066	Enterprise Edition	174
13	BLD-FS-SQLVST02\TSTINST2	Production	9.00.5057.00	Enterprise Edition	175
14	BLD-SIM01	Production	9.00.4035.00	Express Edition	160
15	BLD-SIM02	Production	9.00.4053.00	Standard Edition	167
17	BLD-SQLDEV01	Development	9.00.3042.00	Enterprise Edition	152
18	BLD-SQLQCPRD	Production	9.00.5000.00	Enterprise Edition	193
19	BLD-SQLQCTST	Test/QA/SIT/UAT	9.00.5000.00	Enterprise Edition	188
20	BLD-SQLSTG01\TSTINST1	Test/QA/SIT/UAT	8.00.2039	Developer	186
21	BLD-SQLSTG01\TSTINST2	Test/QA/SIT/UAT	9.00.4220.00	Developer Edition (64-bit)	187

22	BLD-SQLTST01	Test/QA/SIT/UAT	9.00.3042.00	Standard Edition	110
23	BLD-SQLTST02	Test/QA/SIT/UAT	9.00.4035.00	Enterprise Edition	194
24	BLD-SQLTST10\MHNPOCINST	Test/QA/SIT/UAT	9.00.5057.00	Enterprise Edition	165
25	COUGAR	Production	9.00.4035.00	Standard Edition	170
26	MERLIN	Production	9.00.4053.00	Standard Edition	171
27	RC-APP100	Production	8.00.2066	Enterprise Edition	124
28	RC-APP25	Production	8.00.2065	Enterprise Edition	134
29	RC-APP30	Production	8.00.2065	Standard Edition	151
30	RC-APP39	Production	8.00.2065	Enterprise Edition	37
31	RC-APP47	Production	8.00.2066	Enterprise Edition	1
32	RC-APP48	Production	9.00.4060.00	Standard Edition	166
33	RC-APP99	Production	8.00.2282	Enterprise Edition	102
34	RC-APPTST39	Test/QA/SIT/UAT	8.00.760	Enterprise Edition	132
35	RC-CMP01	Production	9.00.4060.00	Express Edition	149
36	RC-SAPPRD01	Production	8.00.818	Enterprise Edition	130
37	RC-SQL01	Production	9.00.5057.00	Standard Edition	103
38	RC-SQL01\DEVINST1	Production	9.00.5057.00	Enterprise Edition	178
39	RC-SQL09	Production	8.00.2065	Standard Edition	41
40	RC-SQL19	Production	9.00.5057.00	Standard Edition	120
41	RC-SQL20	Production	9.00.5057.00	Standard Edition	129
42	RC-SQL32	Production	8.00.2055	Enterprise Edition	138
43	RC-SQL44	Production	8.00.2055	Standard Edition	147
44	RC-SQL51	Production	8.00.2066	Enterprise Edition	155
45	RC-SQL52	Production	9.00.4294.00	Standard Edition	113
46	RC-SQL56	Production	8.00.818	Standard Edition	107
47	RC-SQL57	Production	9.00.5057.00	Enterprise Edition	122
48	RC-SQL99	Production	8.00.2055	Enterprise Edition	101
49	RC-SQLDEV02	Development	8.00.2305	Enterprise Edition	23
50	RC-SQLDEV02\DEVINST1	Development	8.00.2305	Enterprise Edition	26
51	RC-SQLDEV02\DEVINST3	Development	9.00.5000.00	Enterprise Edition	123
52	RC-SQLDEV03	Development	8.00.2282	Enterprise Edition	57

53	RC-SQLDEV03\DEVINST1	Development	8.00.2282	Enterprise Edition	161
54	RC-SQLDEV03\DEVINST2	Development	8.00.2282	Enterprise Edition	163
55	RC-SQLTST51	Test/QA/SIT/UAT	8.00.2066	Enterprise Edition	114
56	RC-SQLVS01	Production	8.00.2282	Enterprise Edition	30
57	RC-SQLVS02\PRDINST1	Production	8.00.2282	Enterprise Edition	31
58	RC-SQLVS03\PRDINST3	Production	9.00.5000.00	Enterprise Edition	106
59	RC-SQLVS04\PRDINST4	Production	9.00.4262.00	Enterprise Edition	179
60	RC-SQLVS10\HNIPRDINST	Production	9.00.4220.00	Enterprise Edition	69
61	RC-SQLVS12\HNTSTINST	Production	9.00.4220.00	Enterprise Edition	127
62	RC-SQLVS13\HNISTRSSINST	Production	9.00.4053.00	Enterprise Edition	99
63	RC-SQLVS16\MHNUNITYPRD	Production	9.00.5057.00	Enterprise Edition	189
64	RC-SQLVS17\MHNUNITYTST	Test/QA/SIT/UAT	9.00.5057.00	Enterprise Edition	190
65	RC-SQLVS30	Production	9.00.5324.00	Enterprise Edition	97
66	RC-SQLVS40\TSTRPTINST1	Production	9.00.5000.00	Enterprise Edition	108
67	RC-SQLVS43\TSTINST1	Test/QA/SIT/UAT	9.00.3042.00	Enterprise Edition	95
68	RC-SQLVS44\TRNINST1	Production	9.00.5000.00	Enterprise Edition	105
69	RC-SQLVS46\DEVINST1	Production	9.00.5000.00	Enterprise Edition	143
70	RC-SQLVS50	Production	9.00.4035.00	Enterprise Edition	104
71	RC-SQLVS51\REPLICATE	Production	9.00.5000.00	Enterprise Edition	157
72	RC-SQLVSTST01	Test/QA/SIT/UAT	8.00.2282	Enterprise Edition	32
73	RC-SQLVSTST02\SQLINST1	Test/QA/SIT/UAT	8.00.2282	Enterprise Edition	33
74	RC-SQLVSTST03\SQLINST3	Production	9.00.4035.00	Enterprise Edition	133
75	RC-WEB01	Production	9.00.3042.00	Enterprise Edition	159
76	RC-WEB76	Production	9.00.3042.00	Enterprise Edition	117
77	RC-WEB77	Production	9.00.3042.00	Enterprise Edition	126

78	RC-WEBDEV01	Development	9.00.4053.00	Enterprise Edition	136
79	RC1-RDR02	Production	8.00.2066	Standard Edition	144
80	WH-APP05	Production	8.00.760	Standard Edition	153
81	WH-EWFM-DBS	Production	8.00.2066	Enterprise Edition	111
82	WH-IVRSW01	Production	8.00.2301	Standard Edition	119
83	WH-MASQLDEV02	Development	8.00.2039	Standard Edition	128
84	WH-Recorder	Production	8.00.818		197
85	WH-SQL01	Production	7.0.842	Standard Edition	61
86	WH-SQLDEVVS01	Development	8.00.2191	Enterprise Edition	44
87	WH-SQLDEVVS02\SQLINST1	Development	8.00.2191	Microsoft SQL Server Developer Edition	45
88	WH-SQLVS01	Production	9.00.5057.00	Enterprise Edition	162
89	WOLFMAN	Production	9.00.4035.00	Standard Edition	182

3.4.2 MYSQL server Inventory

This Section details the MYSQL server inventory that is currently hosted in HealthNet environment.

Cognizant will be responsible for All MYSQL servers in the Health Net environment

Host Name	IP address	Instance	Port	MySQL Version	Application	Environment
mysql-prd4	167.238.156.179	One	3306	5.1.46sp1-enterprise-gpl-advanced MySQL Enterprise Server - Advanced Edition (GPL)	AMES	Production
mysql-prd4	167.238.156.179	Two	3308		HNCONNECT	Production
mysql-stg1	should be decomm	One	3306		AMES	Staging
mysql-prd1	should be decomm	One	3306		AMES	Production
mysql-prd2	should be decomm	One	3306		AMES	Production
mysql-dev1	167.238.173.22	One	3306		AMES	Development
mysql-dev1	167.238.173.22	Two	3308		HNCONNECT	Development
mysql-stg4	167.238.157.75	One	3306		AMES	Staging
mysql-stg3	167.238.157.74	One	3306	5.1.46sp1-enterprise-gpl-advanced-log MySQL Enterprise Server - Advanced Edition (GPL)	AMES	Staging
mysql-stg3	167.238.157.74	Two	3308		HNCONNECT	Staging
mysql-stg4	167.238.157.75	Two	3308		HNCONNECT	Staging
mysql-prd3	167.238.156.178	One	3306		AMES	Production
mysql-	167.238.156.178	Two	3308		HNCONNECT	Production

prd3							

10.81 Annex 2 (P)

Part 2-2

EXHIBIT A-3-2
SOLUTION DESCRIPTION - ITO PHASE II

1. INTRODUCTION

Cognizant would like to thank Health Net for its invitation to submit a proposal for a seamless Transition of outsourced infrastructure services to Cognizant from Health Net and incumbent vendors in a manner that will minimize business disruption and business risk to Health Net. The Health Net and Cognizant partnership will focus on services, solutions and a Service Delivery platform that will support rapid scalability, growth, and change in the composition and location of Health Net's businesses. Cognizant looks forward to this opportunity of extending our partnership to ITO services on a similar relationship paradigm that places excellence in execution and responsiveness to Health Net's business needs at the forefront of our engagement model. This proposal addresses the IT Solutions that will be delivered as part of Infrastructure Outsourcing.

Cognizant understands Health Net's business environment by virtue of its long-standing relationship and exposure to Health Net's IT and business processes. This document provides an overview of the scope of IT services, solution approach for Infrastructure Management, Storage, Service delivery with security and compliance controls. Leveraging Cognizant's comprehensive business process management expertise, the proposed ITO solution outlines process harmonization, optimal organization design and change management, and offering transformational benefits to meet the Health Net's objective.

Cognizant will provide all IT infrastructure services to Health Net in a unified BPaaS model with improved control over capability and increasing capacity. As part BPaaS Service Transition, Cognizant Infrastructure team will be working on moving them to Cognizant's Data Center at Centennial, CO. Once the applications are migrated to Cognizant Data Center, Cognizant Infrastructure team will be focused on providing end to end services for BPaaS Assets Infrastructure needs. The foundation towers proposed in this proposal will be a part of both ITO and BPaaS and the actual split in scope will happen at the core and application layer. The ITO support solution covers end to end support for all applications which are not hosted under the BPaaS model. The overall scope includes management, support and hosting of BPaaS assets. Infrastructure Management of Deployed BPaaS Assets, that include:-

- Data Center Hosting Services
- Network Management
- Infrastructure Server, Middleware and Database Management
- Capacity Planning and Capacity Management
- Service Desk Support

EXHIBIT A-3-2

SOLUTION DESCRIPTION - ITO PHASE II

2. SCOPE DEFINITION

The overall scope includes the hosting management and support for ITO application portfolio. Below is a summary of key scope items:-

- Hosting of all the infrastructure at Cognizant data center
- Provision of infrastructure hardware platform
- Provision of Operating Systems and Infrastructure Application Software
- ITIL framework based "dedicated" service delivery on 24x7 supporting SLA using Cognizant's global delivery model with an exception of federal services support scope which will be delivered from US delivery center
- Provide periodic reporting and metrics / dashboards to Health Net.

The foundation towers will be a part of both ITO and BPaaS and the actual split in scope will happen at the core and application layer. The ITO support solution covers end to end support for all applications which are not hosted under the BPaaS model. This will be more aligned to traditional ITO support and includes hosting of those applications as well providing support to all Health Net end users.

2.1. In-Scope Services

Foundation services layers will be common for both the BPaaS and ITO portfolios. However, even for the foundation towers like network, security, active directory there will be logical separation for ITO and BPaaS scope. The core layer environment will be separate for BPaaS and ITO. The document describes the approach towards setting up and target state of the ITO environment as well as the operational aspects of service delivery.

Scope items are defined part of Exhibit document Ex A-1 Scope Model.

2.2. Out-Of-Scope and Scope Exclusions

Any activity not described explicitly in the above In scope section will be treated as out of scope. The activities identified as Out of Scope for this engagement are as follows:

Network and Links
Implementation, configuration and documentation of network devices including Riverbeds at Health Net Boulder data center.

3. SOLUTION DESCRIPTION

3.1. ITO – Core Services

This section details different services offered as part of this ITO engagement with Health Net. This section details the solution approach, deliverables, assumptions, dependency, associated risks and mitigations for the foundation services / use cases.

3.1.1. Data Center

Cognizant has architected its solution approach based on Health Net's objectives and aligned to Health Net requirements, landscape and complexities. Solution has been architected with the information we learnt on Health Net's infrastructure estate, the locational spread, the required support coverage, environment complexity, scope of activities and other key factors as defined in ITO Phase1 Documentations.

3.1.1.1. Solution Approach

Cognizant will setup two data centers to meet Health Net's initiatives. For the Primary Data center (DC1), Cognizant will use our partner Latisys to deliver the DC1 facility. For the Secondary Data center (DC2), Cognizant will utilize space in its Data center in Phoenix (Cyrus One facility).

Blade Servers:

Cognizant proposes Cisco UCS Blade servers for Server environment.

Blade Server Model	Hardware Configuration
5108 chassis (x 23)	▪ Per Chassis (H x W X D) – 6RU: 10.5 x 17.5 x 32 ▪ Power (Per Chassis) - 4 2500 W capacity, 200v -240v, 50 to 60 HZ single-phase
6296 Cisco Switch (x 3 pair)	▪ (H X W x D) – 3.44 x 17.3 x29.5 ▪ Power – 750 W

The diagram below depicts the rack details for the following UCS blade:


DC1-Denver
Virtualized VMware Environment for Windows & Linux
Physical Server Environment for Windows & Linux

Figure: Rack Components

Note - With the flexibility of the Cisco Chassis we can utilize all the slots to accommodate different workloads. (E.g. The 4 open slots in the management chassis could be used for Cloud or VDI if needed. For the open rack space, the same rule applies but it will be dependent on DC review to make sure we have enough power and the rack can support more weight.)

AIX Servers:

Server Model	Hardware Configuration
P750 (3)	▪ 8.55"H x 17.6"W x 33.78"D (217 mm x 447 mm x 858 mm); Weight: 155 lb (70.3 kg)[2] ▪ 200 V to 240V AC, single phase
P760 (3)	▪ Same as Above


AIX

Figure: Aix Server

Solaris Servers:

Server Model	Hardware Configuration
T4-4 (12)	▪ Height: 219mm (8.62 in); 5RU ▪ Width: 445 mm (17.5 in.) ▪ Depth: 700mm (27.6 in.) ▪ Weight: Approx. 79 kg (175 lbs.) max., without rackmount kit ▪ Four hot-swappable AC 2,060 W redundant (2 + 2) power supplies ▪ Maximum operating input current at 200 VAC: 14.6A ▪ Maximum operating input power at 200 VAC:2770W


Solaris

Figure: Solaris Server

HP Alpha Servers:

Blade Server Model	Hardware Configuration
BL890 (9, 4 C7000 Chassis)	▪ Height 17.4 in (442 mm) ▪ Width 17.6 in (447.04 mm) ▪ Depth 32 in (813 mm) ▪ Max input power per line cord 7836VA Max 2400W PSU Max input current per line cord24A at 200 VAC 23.1A at 208 VAC Max input power per line cord 8340 VA Max
Alpha Severs	▪ DS15A 5.1 x 17.6 x 19 - 3U 1 x 400w qty 2 ▪ ES40 13.87 x 17.6 x 30.1 -8U 1 x 720w qty 2 ▪ GS160 67 x 55.1 x 39.4 39U 1 x 2000w qty 2 ▪ DS25 8.69 x 17.5 x 29.187 5U 2 x 500w qty 4 ▪ ES80 79 x 24 x 47 41U 2 x 700w qty 1 ▪ GS1280 79 x 24 x 47 41U 1 x 2800w qty 2 ▪ ES45 13.87 x 17.6 x 30.1 8U 1 x 1080w qty 3


OpenVMS-HP Integrity
OpenVMS-HP Alpha Servers (Lift & Shift existing 13 server)

Figure: HP Alpha Servers

Storage Hitachi VSP:

Model	Hardware Configuration
Hitachi VSP 1	▪ VSP 4 19" racks , will need space on both the left and right side ▪ (H x W x D)- 78.9 x 24 x 43.3 (x4, plus 1 space to left and right) ▪ Power – Each rack requires 4 L6-30 connections 208V for a total of 16
Hitachi VSP 3	▪ VSP 4 19" racks , will need space on both the left and right side ▪ (H x W x D)- 78.9 x 24 x 43.3 (x4, plus 1 space to left and right) ▪ Power – Each rack requires 4 L6-30 connections 208V for a total of 16


Base chassis
Extended cabinet
IO Sliver
Extended cabinet
Extended cabinet
Base chassis
Phase 2
Extended cabinet
Extended cabinet

Figure: Storage Hitachi

Sepaton:

Model	Hardware Configuration
Sepaton	• 1 rack (ITO Phase 1, Adding 3 more Rack for ITO Solution, standard 19" rack will need 1 space for expansion • (W x D) – 24 x 40 • Power - 120/208 VAC - 3 phase, 30A/phase (3P+PE)


Sepaton Rack 1
Sepaton Rack 2
Sepaton Rack 3
Sepaton Rack 4
IO Sliver
Phase 2

Figure: Sepaton



Figure: Sepaton

NetBackup: 2 Additional racks, Plus 2 racks from ITO Phase 1.

Model	Hardware Configuration
NetBackup (4 appliance from ITO Phase 1, and adding 3 more media appliance for ITO Phase 2)	▪ Each appliance (W x D) – 2U:17.3 x 27 ▪ Power - 100 to 127, 200 to 240, Amps: 7 (100V to 127V), 3.5 (200V to 240V) L6 -30P

Note: 2 Media servers planned for Federal and rest for Commercial, this will be finalized during the LLD Phase

Network

This section provides configuration details for all the network devices used in the Centennial DC.

Model	Hardware Configuration
CISCO2951/K9	▪ (H x W x D) – 2U : 3.5 x 17.25 x 18.5 in ▪ Dual Power - 100 to 240 VAC and operating power 680 W
ASA5525	▪ (H x W x D) – 1U: 1.75 x 17.5 x 14.25 in ▪ Power - 100 to 240 VAC and operating power 108W

Model	Hardware Configuration
Nexus 2232TM-E	▪ (H x W x D) – 1U: 1.72 x 17.3 x 17.7 ▪ Dual Power - 100 to 240 VAC and operating power 800W
ASA 5585	▪ (H x W x D) – 2U: 3.5 x 19 x 26.5 in. ▪ Dual Power - 120 to 240V, and operating power 800 W
ASA 5545	▪ (H x W x D) – 1U: 1.67 x 16.7 x 19.1 in ▪ Power - 100 to 240 VAC and operating power 125W
ASR 1004	▪ (H x W x D) – 4U: 7x17.2x18.2 in ▪ Dual Power - 120 to 240V and operating power 960 W
UCS 6296UP	▪ (H x W x D) - 2 RU 3.44 x 17.3 x 29.5 in. ▪ Dual Power - 100 to 240V and operating power 950 W
Cisco 3750 Switch	▪ (H x W x D) – 1U: 1.75 x 17.5 x 18.0 in. ▪ Dual Power - 100 to 240V and operating power 660 W
ASR1002-X	▪ (H x W x D) – 2U: 3.5 x 17.2 x 22.0 in. ▪ Dual Power - 120 to 240V and operating power 560 W
F5 5200V	▪ (H x W x D) – 1U:1.75 x 17 x 21 in. ▪ Dual Power – 90-240 VAC operating power 800 W
F5 2000S	▪ (H x W x D) – 1U:1.75 x 17 x 21 in. ▪ Power – 90-240 VAC operating power 400 W
INFOBLOX Trinzic 2210	▪ (H x W x D) –2U:3.46 x 17.36 x 21.26 in. ▪ Dual Power – 90-264 VAC operating power 960 W
McAfee IPS 6050	▪ (H x W x D) –2U:3.5 x 16.75 x 30 in. ▪ Power – dual power supply and operating power 450 W


Rack 1
Used RU : 38
Free RU : 4
Total RU : 42
Rack 2
Used RU : 37
Free RU : 5
Total RU : 42
Rack 3
Used RU : 38
Free RU : 4
Total RU : 42
Rack 4
Used RU : 35
Free RU : 7
Total RU : 42
Cable Manager
Cable Manager
FI 6296UP RU:2 P
ASR1006 : RU6 : P:
Nexus 2232 1 RU: 1 P:
Macfee 6050 RU:2 P
Riverbed : 7055 RU 2 : P
F5: IP 5x00 RU:1 P:
ASA5585X RU:2 P:
ASR1004 RU:4U P:
Nexus 5596 - RU 2 - KW 230
Cable Manager
Nexus:7710 RU:14 P:2896W
Cable Manager
Cable Manager
Cisco 9250i RU:2 p:
Prime : RU 2 : P
3750X RU:1 P
3750X RU:1 P
ASA 5585 RU:1 P
ASR 1002 : RU:2 P
Cable Manager
Cable Manager
FI 6296UP RU:2 P
ASR1004 RU:4U P
ASA 5585 : RU:2 P
Nexus 2232TM RU:1 P
ASA 5585 RU:1 P
Cisco 2851 : RU 2 P
Avocent ACE 6000 (1RU)
Cable Manager
4506 : RU 10 : P :
Cable Manager
Cable Manager
FI 6296UP RU:2 P
ASR1006 : RU6 : P:
Nexus 2232 1 RU: 1 P:
Macfee 6050 RU:2 P
Riverbed : 7055 RU 2 : P
F5: IP 5x00 RU:1 P:
ASA5585X RU:2 P:
ASR1004 RU:4U P:
Nexus 5596 - RU 2 - KW 230
Cable Manager
Nexus:7710 RU:14 P:2896W
Cable Manager
Cable Manager
Cisco 9250i RU:2 p:
ASA 5585 RU:1 P
ASR 1002 : RU:2 P
Cable Manager
Cable Manager
FI 6296UP RU:2 P
ASR1004 RU:4U P
ASA 5585 : RU:2 P
Nexus 2232TM RU:1 P
ASA 5585 RU:1 P
Cisco 2851 : RU 2 P
Avocent ACE 6000 (1RU)
Cable Manager
4506 : RU 10 : P :
Page Name : Denver-P2
Page : 3
Phase 2 Addtion

Figure: Rack Diagram

Overall Layout DC1:

This section describes data center floor layout. The space is broken into functional areas consisting of Core Network, Network services, Tape Library, SAN Storage, UCS blade compute and management / SCCM compute. The initial build-out will include the Core Network, Network Services and a mix of standard compute, Standalone, SAN Storage and tape library functional areas. The remaining space will be reserved for future growth and developed as required.

- **Core Network:** Contains the core routers, WAN edge, carrier devices, network fibre backbone and network copper cabling infrastructure, etc.
- **Network Services:** Contains the SAN Switches, and SAN fibre cabling infrastructure
- **Tape Library:** Contains Automated Tape Library units
- **SAN Storage:** Contains Storage Arrays (HNAS, SAN), Sepaton , HCP/HDI
- **Standard / standalone Compute:** Contains standard servers (Blades and Rack)
- **Cage:** Physical Cage around racks is as per standard recommended by Industrial security team
    - Raise floor to the ceiling cage or standard wall height with cap on top of the cage. As per the Centennial DC setup, there are motion sensors below the raised floor
    - Enable security control at cage level instead of rack level

- o Security will consist of cameras, notification setup at cage door when someone opens the door. This is the standard recommendation by the industrial security team being used in Health Net MRI rooms.

- **Power Requirement:** The power requirement is provided in the below table:

Centennial DC - Sq. ft.		
Racks	**Power/Rack (Kw)**	**Total Power (Kw)**
48	8.75	~420

Rack Layout:

The following diagram represents the rack layout of the DC1:


Aix
Solaris
HP/Alpha Servers
ITO Phase 2 Cisco Servers
VSP 2
ITO Phase 1 Cisco Servers
Cable Cabinet
VSP 1
Network
Sepaton
HNAS/HDI/ Netbackp
HCP
Spectra Logic
ITO Phase 1
ITO Phase 2
Free
Added to for ITO

Figure: Rack Layout – DC1

Secondary Data Center (DC2) – Phoenix DC

Server Blades:

Model	Hardware Configuration
Cisco - 5108 chassis (x 6)	▪ Per Chassis (H x W X D) – 6RU: 10.5 x 17.5 x 32 ▪ Power (Per Chassis) - Four 2500 W output, 200v -240, 50 to 60 HZ single-phase


Windows & Linux

Figure: Rack DC2

AIX Servers:

Server Model	Hardware Configuration
P750 (3)	▪ 8.55"H x 17.6"W x 33.78"D (217 mm x 447 mm x 858 mm); weight: 155 lb (70.3 kg)[2] ▪ 200 V to 240 V ac, single phase
P760 (3)	▪ Same as Above


AIX

Figure: AIX Server

Solaris Servers:

Server Model	Hardware Configuration
T4-4 (8)	▪ Height: 219mm (8.62 in); 5RU ▪ Width: 445 mm (17.5 in.) ▪ Depth: 700mm (27.6 in.) ▪ Weight: Approx. 79 kg (175 lbs.) max., without rackmount kit

Server Model	Hardware Configuration
	▪ Four hot-swappable AC 2,060 W redundant (2 + 2) power supplies ▪ Maximum operating input current at 200 VAC: 14.6A ▪ Maximum operating input power at 200 VAC:2770W


Solaris

Figure: Solaris Servers

HP Integrity and Alpha Servers:Blade Server Model	Hardware Configuration
BL870 (14, 4 C7000 Chassis)	▪ Height 17.4 in (442 mm) ▪ Width 17.6 in (447.04 mm) ▪ Depth 32 in (813 mm) ▪ Max input power per line cord 7836VA Max 2400W PSU Max input current per line cord24A at 200 VAC 23.1A at 208 VAC Max input power per line cord 8340 VA Max
B890 (6, 3 C7000)	▪ Height 17.4 in (442 mm) ▪ Width 17.6 in (447.04 mm) ▪ Depth 32 in (813 mm) ▪ Max input power per line cord 7836VA Max 2400W PSU Max input current per line cord24A at 200 VAC 23.1A at 208 VAC Max input power per line cord 8340 VA Max
Alpha Severs	▪ DS15A 5.1 x 17.6 x 19 - 3U 1 x 400w qty 2 ▪ ES40 13.87 x 17.6 x 30.1 -8U 1 x 720w qty 2 ▪ GS160 67 x 55.1 x 39.4 39U 1 x 2000w qty 2 ▪ DS25 8.69 x 17.5 x 29.187 5U 2 x 500w qty 4 ▪ ES80 79 x 24 x 47 41U 2 x 700w qty 1 ▪ GS1280 79 x 24 x 47 41U 1 x 2800w qty 2

	▪ ES45 13.87 x 17.6 x 30.1 8U 1 x 1080w qty 3


HP Integrity
OpenVMS
Alpha Servers
Lift & Shift Of 3 Alpha Server s

Figure: HP Alpha Servers

Storage VSP:

Model	Hardware Configuration
Hitachi VSP 2	▪ VSP 3 19" racks , will need space on both the left and right side ▪ (H x W x D)- 78.9 x 24 x 43.3 (x4, plus 1 space to left and right) ▪ Power – Each rack requires 4 L6-30 connections 208V for a total of 16 ▪ Will add to extended cabinets

Figure: Hitachi Storage (HCP)

Storage Sepaton:


Base chassis
Extended cabinet
Extended cabinet

Model	Hardware Configuration

Sepaton (x2)	▪ 1 rack (ITO Phase 1, standard 19" rack will need 1 space for expansion, for ITO add 2 additional racks ▪ (W x D) – 24 x 40 Power - 120/208 VAC - 3 phase, 30A/phase (3P+PE)


Sepaton Rack 1
Sepaton Rack 2
IO Sliver
IO Sliver 2

Figure: Storage Sepaton

Storage Spectra Logic: Hardware Configuration

Consists of One base cabinet for ITO Phase 1 and for ITO where adding two more extended cabinets, not traditional size, will need up to 5 free spaces to the right (facing the product) for future growth

- (W x D) – 29 x 43.25, see page 19 of the document below for details (not standard size)
- Power - NEMA L6-20P, male or NEMA L6-30P, male IEC 60320-C19, female


T950
IO Sliver
IO Sliver 2

Figure: Storage Logic Storage Device

Storage HNAS / NetBackup / HDI:

Model	Hardware Configuration
NetBackup (x2)	▪ Each appliance (W x D) – 2U:17.3 x 27 ▪ Power - 100 to 127, 200 to 240, Amps: 7 (100V to 127V), 3.5 (200V to 240V) L6 -30P

Network Environment:

The diagram below depicts the network components in the Rack:


Rack 1
Used RU : 38
Free RU : 4
Total RU : 42
Rack 2
Used RU : 31
Free RU : 11
Total RU : 42:
Rack 3
Used RU : 38
Free RU : 4
Total RU : 42
Rack 4
Used RU : 31
Free RU : 11
Total RU : 42
Cable Manager
Cable Manager
FI 6296UP RU:2 P
ASR1006 : RU6 : P:
Nexus 2232 1 RU: 1 P:
Macfee 6050 RU:2 P
Riverbed : 7055 RU 2 : P
F5: IP 5x00 RU:1 P:
ASA5585X RU:2 P:
ASR1004 RU:4U P:
Nexus 5596 - RU 2 - KW 230
Cable Manager
Nexus:7710 RU:14 P:2896W
Cable Manager
Cable Manager
Cisco 9250i RU:2 p:
Prime - RU 2 : P
3750X RU:1 P
3750X RU:1 P
ASA 5585 RU:1 P
ASR 1002 : RU:2 P
Cable Manager
Cable Manager
ASR1004 RU:4U P
ASA 5585 : RU:2 P
Nexus 2232TM RU:1 P
ASA 5585 RU:1 P
Cisco 2951 : RU 2 P
Avocent ACE 6000 (1RU)
Cable Manager
4506 : RU 10 : P :
Page Name : Phoenix-P2
Page : 4
Phase 2 Addtion

Figure: Rack Details of Network Component DC2

DC2 over all Layout:

This section describes data center floor layout. The space is broken into functional areas consisting of Core network, Network services, Tape library, SAN Storage, UCS compute blade, management and SCCM Compute. The initial build-out will include the Core network, Network services and a mix of standard compute, Standalone SAN Storage, and Tape library functional areas. The remaining space will be reserved for future growth and developed as required.

- **Core network:** Contains the core routers, WAN edge, carrier devices, network Fiber backbone and network copper cabling infrastructure etc.

- **Network services:** Contains the SAN Switches, and SAN Fiber cabling infrastructure
- **Tape library:** Contains Automated Tape Library units
- **SAN Storage:** Contains Storage Arrays (SAN), Sepaton
- **Standard / Standalone compute:** Contains standard servers (Blades and Rack)
- **Cage:** Physical Cage around racks is as per standard recommended by Industrial security team.
    - Raise floor to ceiling Cage OR standard wall with cap on top of cage to cover from top. As per Centennial DC setup, there are motion sensors below the floor
    - Enable security control at cage level instead at rack level
    - Security will consist of cameras, notification setup at cage door when someone opens the door. This is the standard recommendation by Industrial security team being used in Health Net MRI(Machine Room Instrument) rooms
- **Power Requirement:** The power requirement is mentioned below:

Phoenix DC - Sq. ft.		
Racks	**Power / Rack (KW)**	**Total Power (Kw)**
24	~3.375	~81

The following figure depicts the DC2 Rack Layout:


Aix
Solaris
HP/Alpha Servers
ITO Phase 2
ITO Phase 2
ITO Phase 2
ITO Phase 2
ITO Phase 2
ITO Cisco Servers
ITO Phase 1
ITO
ITO
ITO
Sepaton
HNAS/HDI/ Netbackp
ITO Phase 1
ITO Phase 2
IO sliver, will add in ITO
IO Sliver, will add in ITO
Cable Cabinet
VSP 1
Network
ITO Phase 2
free
ITO Phase 1
ITO Phase 2
ITO Phase 2
Free
Added to for ITO
Added to for ITO
HCP
Cable Cabinet
Spectra Logic
ITO Phase 1
Free
ITO Phase 1
ITO Phase 1
ITO Phase 1
ITO Phase 2
Free
Free
Free
Free
Free

Figure: DC2 Rack Detail

3.1.1.2. Service Deliverables

The services to be delivered as part of this Health Net engagement are as below:

VMware Infrastructure Build

- Build VMware infrastructure for Federal and Commercial as per design

- Testing Federal and Commercial to logically separate access restriction
- VMware functionality testing for vMotion, High Availability, VCenter heartbeat, etc.

Storage and Backup Infrastructure Build

- Build the Storage and backup infrastructure for Federal and Commercial as per design
- Testing Federal and Commercial to logically separate access restriction
- Testing Storage replication across DC for HCP, Zoning, performance and monitoring components.

Network Build and Link Connectivity

- Build the Network infrastructure at DC1 and DC2 as per design
- Testing Routing reachability between Centennial DC LAN and Boulder DC LAN (server Segment)
- Testing Routing reachability between Centennial DC LAN and Remote Location LAN
- Testing Logical Separation of Federal and Commercial traffic on DC firewall
- Testing firewall filters at Centennial DC, to permit legitimate traffic in-out of Centennial DC over P2P and MPLS Links
- Testing WAN traffic optimization between Centennial DC and remote locations with Riverbed Appliance, for VDI and File/Print traffic

Note:- Health Net Information Security team to validate the hardening of network and security equipment implemented at Centennial and Phoenix.

3.1.1.3. Steady State Support Deliverables

Solution	Description
Solution Highlights	▪ A dedicated onsite / offshore delivery team performing all in-scope activities
Support Coverage	▪ 24x7 dedicated support – Offshore/Onsite (Non-federal) with on call ▪ 24X7 Onshore support ▪ 8x5 dedicated support – Onsite (Federal) with the rest on call
Delivery Location	▪ Onsite - Health Net Offices ▪ Offshore – Bangalore ; Coimbatore

DC Operation Services


INTERNET
Rancho Cordova Office
9Mb - To be discontinued overtime
Cognizant MPLS
Cognizant Offshore Office
Healthnet Federal
GET VPN
Healthnet Commercial
10Mb - To be discontinued overtime
Boulder DC
45 Mb AVPN
50Mb AVPN
150Mb AVPN
CENTENNIAL DATA CENTER
PHOENIX DATA CENTER
MPLS RTR1
MPLS RTR2
Internet Rtr1
Internet Rtr2
INTERNET FW
WAN VDC1
WAN VDC2
2*10G
Partner VPN
Fed/NonFed VPN
WAN CONTEXT
DMZ CONTEXT
Core VDC1
Core VDC2
DMZ VDC 1
DMZ VDC 2
2X10G DARK FIBER To BOULDER
DCI VDC1
DCI VDC2
2X10G between PHOENIX & CENTENNIAL
FED Context
Non-FED Context
Test/QA/DR Context
AGG VDC Switch 1
AGG VDC Switch 2
F5 LTM
2*10G keepaliveLink
2*10G NON-vPC
4*10G Peer Link
9250 FCIP
Nexus 56128
Nexus 2232PP
FABRIC INTERCONNECT
C-Series servers
2x 9513 MDS
UCS CHASSIS
FCOE
10 G Fiber
10 G DF
8 G FC

Figure: Combined Network View of Centennial and Phoenix Data centers

3.1.2.1. DC LAN

Nexus 7710 will be configured with additional VDCs (DMZ VDC and Extranet VDC) to support the ITO Solution requirements. The below table provides a quick overview of the VDC design.

VDC Name	Purpose
WAN VDC	▪ MPLS access with logical segregation for Federal and

Access Switch connectivity 56128 @ Centennial (Total of 4 X 56128) and Phoenix (Total of 2 X 56128)					Core Switch connectivity 2 x 7710 @ DC1 and DC2				
Access Switch									
***Total port counts (ITO Phase 1 + ITO Phase 2)**		212		116			302		260

***Total Port support @Centennial DC : 4 x 56128 (384 ports) and @ Phoenix : 2 * 56128 (192 ports)**

Network Diagram

Following diagram depicts the combined network view of Centennial and Phoenix data centers. ITO Phase 1 Network diagram has been modified with the ITO Phase 2 additions.

Access Switch connectivity 56128 @ Centennial (Total of 4 X 56128) and Phoenix (Total of 2 X 56128)					Core Switch connectivity 2 x 7710 @ DC1 and DC2				
					Extranet VPN				
					McAffee IPS (Internet)		4		4
					External LB (f5)		8		8
					GTM (f5)		4		4
					Netscaler (VDI)		4		4
					ASR - Internet		4		4
					Nexus 2232 (DMZ)		8		8
					N7k VDC 3 Cross Connect DMZ		4		4
					N7k VDC 5 Cross Connect Partner		4		4
					Nexus 2232 TO 7k - Partner VDC		4		4
					Spare for implementatio n Contingency		20		20
					Nexus 2232 TO 7k - WAN VDC		4		4
					NAM2320		2		2
Ports per Access Switch	50	56	50	8		86	65	86	44
Total ITO Phase 1 Port counts	100		100			172		172	
Total ITO Port counts		112		16			130		88
Ports per		106		58			151		130

Port Count Sheet

Below table shows port counts for both ITO Phase 1 and ITO Phase 2.

Access Switch connectivity 56128 @ Centennial (Total of 4 X 56128) and Phoenix (Total of 2 X 56128)					Core Switch connectivity 2 x 7710 @ DC1 and DC2				
Device	**10G Ethernet**				**Device**	**10G Ethernet ports**			
	DC1 ITO Phase 1	**DC1 ITO Phase 2**	**DC2 ITO Phase 1**	**DC2 ITO Phase 2**		**DC1 ITO Phase 1**	**DC1 ITO Phase 2**	**DC2 ITO Phase 1**	**DC2 ITO Phase 2**
Nexus 5k Cross connects	12		12		Nexus 7k VDC cross connects	40		40	
Nexus 5k to 7K	32		32		ASA firewall	24		24	
Nexus 2232	8		8		McAfee IPS	4		4	
Nexus 5k to FI	32	32	32		F5 L/B	8		8	
Spare for implementation Contingency	16		16		HNAS (2)	8		8	
8x Nexus 2K (Aix and Sun)		32		8	NetBackup (4)	8	30	8	
VMS (19 server, 6chassis)		48		8	MDS 9250 FCIP	4		4	
					HCP (1)	8		8	
					HDI (1)	4		4	
					Sepaton	4	22	4	10
					Spectralogic	2		2	
					ASR-WAN	4		4	
					ASR -DCI	6		6	
					Nexus 5K to N7k Agg	32		32	
					Spare for implementation Contingency	16		16	
					ASA 5525		8		8

Device	ITO Phase 1 Modified		ITO Additions	
Avocent ACS6048	2	2		
Cisco ACS (virtual edition)	1	1		
Riverbed CMC (virtual edition)	1	0		
F5 Enterprise Manager (virtual edition)	1	1		
MDS 9513	2	2		
MDS 9250i	2	2		
F5 GTM 2000s			2	2
INFOBLOX Trinzic 2210			2	2
Cisco 2951			2	2
ASA 5525			6	6
ASA5545			2	2
ASR1002-X			2	0
Nexus 2232TM-E			12	6
UCS 6296UP	2	2	1	0
Catalyst 3750X – 48 port			2	2

BOM details for Network in ITO Phase 1 Modified can be referenced from Ex A-3-A table Network BOM for DC & DR in section 2.2.2.2

Boulder DC

Following are the Network device proposed at Boulder to support the 10 Gig link termination and service integration.

Device	ITO Phase 1 Modified	ITO Additions
Device	Boulder DC Count	Boulder DC Count
Nexus 7004	2	0

Note: There is no additional network hardware considered in ITO solution for Boulder. Low latency is the primary consideration between DCI links (2x 10 Gig Links), hence WAAS is not conisdered to optimize the inter DC traffic.

BOM details for Network in ITO Phase 1 Modified can be referenced from Ex A-3-A table Network BOM for DC & DR in section 2.2.2.2

Description	ITO Phase 1 Modified	ITO Additions
	▪ Design to minimize the latency. No Riverbed, Firewall or IPS for the DCI	
Monitoring and Management	▪ 2 x 4506 for Out of Band Management ▪ 2x Avocent ACS 6048 with Modem ▪ Cisco Prime Infrastructure ▪ HP NNMi ▪ Cisco NAM 2320 ▪ Riverbed CMC ▪ F5 Enterprise Manager	▪ All newly added devices will have infrastructure management capability configured

DC Network BOM

Following table provides an overview of the Network hardware considered for ITO Phase 1 modified and ITO.

Device	ITO Phase 1 Modified		ITO Additions	
Device	**Centennial Count**	**Phoenix Count**	**Centennial Count**	**Phoenix Count**
Nexus 7710	2	2		
Nexus 56128	2	2	2	
N2K-C2232PP	2	2		
Cisco Prime Infrastructure	1	1		
Cisco ASR1006	2	2		
Cisco Prime NAM 2320	1	1		
ASA 5585-X	2	2	2	2
Cat4500 E-Series 6-Slot	2	2		
ASR 1004	2	2	2	2
F5 LTM 5200V	2	2	2	2
Riverbed 7055	2	2	License upgrade	License upgrade
MCAFEE M-6050	2	2	2	2

Description	ITO Phase 1 Modified	ITO Additions
	Traffic ▪ Cisco ACS for Authentication	
WAN MPLS	▪ Dedicated 2x ASR 1004 for WAN MPLS ▪ Centennial -Redundant WAN link from ATT providing MPLS Services for Health Net Commercial, Federal and Cognizant. ▪ Phoenix - Single MPLS link from ATT for Federal, Commercial and Cognizant links ▪ Existing GET VPN encryption service from ATT is considered for Federal MPLS ▪ Redundant McAfee IPS Required for WAN traffic. ▪ Riverbed required for Federal and Commercial MPLS Traffic Optimization ▪ Additional 11 Remote Locations require Riverbed Steelhead appliances	▪ WAN MPLS bandwidth upgrade ▪ Dedicated GET VPN Key routers
Data Center Interconnect	▪ Dedicated Nexus 7k VDC and 2x ASR 1006 for the DCI Edge ▪ 2x Nexus 7004 at Boulder ▪ 2 x 10 Gig Link for Centennial to Boulder, terminated on the N7k VDC with MACSec Encryption ▪ 2 x 10 Gig Link for Centennial to Phoenix, terminated on the ASR with IPsec Encryption	▪ Additional Traffic handling

Description	ITO Phase 1 Modified	ITO Additions
		▪ Partner COLO Routers ▪ Partner Server
Server Farm	▪ Cisco UCS manager to connect to the Nexus 56128 ▪ UCS Chassis connects to 6296 Fabric interconnect using dual 10 Gig links ▪ Cisco FEX Nexus 2232 for connecting the 1 Gig port requirement s ▪ F5 Load Balancers with 2 x virtual context for federal and Commercial for respective server application load balancing	▪ Additional ports on Nexus 5K ▪ Additional Nexus 2K FEX ▪ Additional UCS Domain (pair of FI) for Centennial ▪ Additional Physical servers
Storage Area Network	▪ FCoE from UCS Chassis to the Fabric Interconnect (3x FI 6296) ▪ Dedicated 2x MDS 9513 for SAN ▪ Dedicated 2x Cisco 9250i for FCIP Replication ▪ HBA Interfaces for the Physical Servers	▪ Additional FC Ports on MDS 9513 ▪ Increase in Replication and Migration Traffic in DCI links
Services	▪ All the network devices Routers, Firewall, IPS, WAN optimizer, L/B connect to the respective VDCs on the N7710 ▪ All the HNAS connect to the N7710	▪ Additional DMZ Load Balancers ▪ Global Traffic Management ▪ NTP Service through Infoblox ▪ IP Address Management (IPAM) through Infoblox
Security	▪ ASA 5585 SSP 40 with dedicated Security Contexts for providing Firewall Security ▪ McAfee 6050 IPS for WAN traffic inspection ▪ Logical Separation of Federal and Commercial	▪ Additional DMZ Firewall ▪ Remote Access VPN Firewall ▪ Partner VPN Firewall ▪ Intrusion Prevention Systems

- DMZ and Internet
- Extranet Zone for Partner Connectivity
- Additional Servers and Applications
- WAN MPLS Bandwidth Upgrade

Please refer the ITO Phase 1 modified solution document for the revised ITO Phase 1 Network Design. This document is focused on the ITO Network component additions considered for Centennial and Phoenix Data Centers.

Network ITO Additions

Following table provides an overview of the ITO Phase 1 Modified and the additional Network components added for ITO requirement.

Description	ITO Phase 1 Modified	ITO Additions
Architecture	▪ Modular Layer architecture with dedicated Core, Aggregation and Access	▪ Architecture remains same with the following component additions o DMZ and Internet o Partner Connectivity o Additional Server's Support o Additional Application's Support o WAN MPLS bandwidth upgrade
Core and Aggregation	▪ 2 additional N56128 at Centennial will be deployed at Access which will be integrated to the existing 2x N7710 with VDC support for Core, Aggregation, WAN Edge and DCI Edge	▪ Additional VDCs for DMZ and Extranet Zone Additional N56128 will be added to the existing ITO Phase 1 architecture
DMZ and Internet	▪ Not Available	▪ Dual Internet Service Provider ▪ DMZ Security Controls ▪ External Facing Servers ▪ External DNS ▪ External Server / application Load Balancers ▪ Global Traffic Manager
Extranet Zone	▪ Not Available	▪ Partner Site to Site VPN

Support Team	24x7 Surveillance of DC room / Infrastructure component
	▪ Coordination and tracking of all Data center service visits
	▪ Visual / Physical site inspecting / floor walk in the Data center
	▪ Backup Tape handling - Loading / Unload tape in Tape library
	▪ Monitor Power / Cooling / Data center cleaning
	▪ Basic observation and reporting on the environment in the Data center
	▪ Develop an annual preventive maintenance schedule
	▪ Route maintenance of critical infrastructure (UPS and Battery Systems, Power Distribution, Chillers, Generators, etc.)

3.1.1.4. Assumptions

3.1.1.5. Dependency

Below are the dependencies on Health Net:

- Testing connectivity between DC1 and the incumbent DC
- Testing MPLS connectivity / performance between DC and Remote sites
- Decision on cage type will be determined before DC build out.

3.1.1.6. Risk and Mitigations

In the following section we will discuss about the risks and mitigations in detail mapping them with their respective probability and impact.

S.No	Risk Description	Probability	Impact	Mitigation Strategy
1	Support of Key SME's from incumbent during Implementation	High	Medium	Involve Health Net to facilitate and govern the Implementation, requiring integration with Boulder DC

3.1.2. DC Network (LAN and WAN)

The proposed Data Center Network at Centennial and Phoenix is flexible and scalable to accommodate the additional growth requirements. ITO Phase 1 Network architecture will have the following additional infrastructure components added to support the ITO solution requirements.

VDC Name	Purpose
	Commercial traffic ▪ Multiple VRF will be created to segregate the traffic (Eg:, FED-VRF, Non-FED-VRF)
AGG VDC	▪ Multiple VRF will be created to segregate the traffic (Eg:, FED-VRF , Non-FED-VRF) ▪ FHRP for Server VLANs ▪ All communication between different environment will be restricted using Firewall ▪ Only required route will be leaked between environment ▪ If communication need to be restricted between any specific server with same VLAN then Private VLANS (PVLAN) feature in Nexus can be deployed ▪ Multi Chassis Ether Channel Support ▪ All unused ports will kept administratively down at Base VDC(Default VDC) ▪ Dedicated Fabric for the SAN and no FCoE on Nexus 5K
Core VDC	▪ Core routing, all the environment IP routes will be learned and advertised to respective WAN VRF's ▪ Dynamic routing protocol ▪ Firewall context protection between Agg-VDC and Core VDC ▪ ACLs on the Nexus will be used to secure the DCI link ▪ No firewall will be configured between Data center replication link
Extranet VDC	▪ Partner Routers access to Health Net Infrastructure ▪ Firewall and IPS protection ▪ Private VLAN configured to restrict communication between different vendor host/server. ▪ Static routing preferred at this VDC due to multiple vendor equipment's connected
DMZ VDC	▪ Multi-homed ISP access ▪ BGP routing Protocol ▪ External facing services ▪ Firewall contexts for the DMZ segments ▪ IPS protection ▪ Global Load Balancing ▪ Local Traffic Manager
DCI VDC	▪ 2 X 10 G Link for Inter DC Communication ▪ Encryption will be configured to secure the data for the purpose

VDC Name	Purpose
	of federal compliance

3.1.2.1.1. Solution Approach

In addition to the existing network infrastructure in ITO Phase 1 modified phase, following devices will be added for the DC LAN for ITO Phase 2 migration.

Additional ITO Device	Centennial	Phoenix
Nexus 2232TM-E 32 x 1/10GBASE-T host interfaces and modular uplinks (8 x 10 Gigabit Ethernet fabric interfaces)	12	6
Catalyst 3750X – 48 port	2	2

Fabric extender considered for the servers will be dual attached to additional pair of N56128. All the physical server will be dual homed to Fabric extender for redundancy purpose. A dedicated 2 X 3750X stack switch will be placed at DMZ to accommodate the 1G connections. Servers with high throughput requirements (eg: VMS) can be directly attached to the 5Ks.

Additional VDC will be created for Extranet / DMZ and additional switch will be patched to the vdc as required. A pair of 3750 is considered for DMZ VDC. Extranet VDC and WAN VDC will have a pair of N2k FEX each to meet the 1 Gig port connectivity requirements.

3.1.2.2. DMZ

DMZ and Internet Zone is considered for enabling secured Internet access for the proposed Centennial and Phoenix data centers. Internet Service Provider level redundancy and Infrastructure High-Availability are considered along with adequate internet bandwidth. Dedicated Physical F5 is considered for DMZ.

3.1.2.2.1. Solution Approach

A dedicated pair of Cisco ASR 1004 is considered for terminating the internet circuits. Current assumption is to use Health Net owned public IP address segments for both Centennial and Phoenix data centers. BGP Routing protocol will ensure full route exchange with the service providers. Though the proposed hardware support dual-stack, the current network is designed for IPv4 protocol.

Internet bandwidth sizing done based on the current internet circuits available at Boulder, (dual connection through SIAU). During the Assessment/design phase of the discussion Cognizant will work with Health Net to review the current internet circuit utilization at Boulder and validate the proposed internet bandwidth.

Internet Bandwidth

Following table shows the proposed internet bandwidth for the Centennial and Phoenix DCs

Data Center	Details	Telco Provider	B/W (Ethernet Handoff)
Centennial	Internet Link	Level3	150 Mbps
	Internet Link	Qwest	150 Mbps
Phoenix	Internet Link	Level 3	150 Mbps
	Internet Link	Qwest	150 Mbps

Note : Cognizant will work with Health Net to review the current internet circuit utilization at Boulder and validate the proposed internet bandwidth.

A dedicated VDC is considered on the Nexus 7710 for DMZ zone. Equal Cost Multi Path (ECMP) using 10 Gig links will be used for connecting Nexus 7Ks and the Internet ASR routers. This path will be protected with a dedicated pair of Cisco ASA 5585 firewalls and McAfee IPS. Additional firewall contexts will be defined on the firewall to support DMZ server infrastructure. A dedicated pair of Cisco 3750 is considered to support the 1 Gig connectivity requirements. Logical segregation of Federal and Commercial traffic will be achieved by using VRFs feature.

F5 5200v is considered for the application load balancing for the external facing servers. This mid-range appliance from the F5 is capable of 4 VCMP (virtual Appliance), however the current requirement is only for 2 (Federal and Commercial), with the additional 2 virtual appliances for future use. The B/w supported by 5200v is 15 Gbps. SSL offloading for the external facing servers will be performed by the load balancers.

F5 2000s is considered for Global Load Balancing Solution. This is a DNS based solution that will help to redirect the traffic to the appropriate data centers based on the defined load balancing policy and application availability. GTM will be tightly integrated with the external DNS servers to achieve the global availability feature.

NTP and IP Address Management (IPAM) will be configured on the Infoblox devices.

3.1.2.3. WAN

ITO Phase 1 WAN architecture will be modified to meet the ITO solution WAN requirements. Following components will be added

- WAN MPLS bandwidth upgrade
- GET VPN Key Server migration
- Legacy P2P link strategy (TBD)
- Pair of Nexus 2K with 1 Gig port capability

3.1.2.3.1. Solution Approach

As part of ITO, all the remote sites will be accessing Centennial and Phoenix data center for day to day business purpose. Cognizant has compared the current WAN MPLS bandwidth at Boulder and the following points are considered for performing the WAN MPLS bandwidth sizing.

- Commercial circuit bandwidth at Boulder is 2x OC12 (622 Mbps)
- Federal circuit bandwidth at Boulder is 2x OC3 (150 Mbps)
- Boulder data center is hosting both Production and Non-Production environment. With the proposed data center model, Production and Non-Production environment will be split between Centennial and Phoenix Data Centers
- Proposed MPLS bandwidth will be reviewed and validated with Health Net
  - Consider additional load due legacy p2p link to MPLS migration
  - Review the current utilization on the Boulder MPLS circuit
- ITO Phase 1 is proposed with a Unilink access link carrying both Federal and Commercial MPLS Traffic. Review Unilink vs Separate link approach to ensure future scalability of the MPLS circuit bandwidth.
- Centennial has redundant access link to ATT MPLS
- Phoenix is the Test/Dev/DR site and has only single access link to ATT MPLS
  - Traffic backhauling through DCI link is not considered to minimize the overhead to production environment at Centennial
  - In case of hardware failure on the WAN primary ASR, the circuit will need to be manually swapped to the second ASR
- No change for the Cognizant MPLS bandwidth (45 Mbps)
- Assessment of the current WAAS appliances and replica of the current polices will be configured in the target environment updated with same software version will be deployed for compatibility
- SMB2/3, CIFS, ICA and other standard protocals will be optimized and SSL optimization services will be turned on globally with cert & key additions

WAN MPLS Link Bandwidth

Following table summarize the proposed bandwidth and the Telco service provider details

Data Center	Details	Telco Provider/LEC	B/W (Ethernet Handoff)
Centennial	Federal- Primary	ATT/Centurylink	150 Mbps
	Non-Federal-Primary	ATT/Centurylink	700 Mbps
Centennial	Federal- Secondary	ATT/Level3	150 Mbps
	Non-Federal-Secondary	ATT/Level3	700 Mbps
Phoenix	Federal- Primary	ATT/Integra	150 Mbps
	Non-Federal-Primary	ATT/Integra	700 Mbps

Cognizant expects all the legacy P2P link from Boulder to remote sites will be migrated to MPLS prior to ITO build. For budgeting purpose, we have considered a pair of ASR 1002 in Centennial for legacy link termination and will be reviewed during the LLD phase.

Boulder DC is hosting the GET VPN Key Servers. For ITO, a Pair of Cisco 2900 is considered for GET VPN Key Server migration. A pair of Nexus 2k is considered for 1 Gig port requirement in the WAN VDC.

Riverbed model considered for the ITO Phase 1 is 7055L. This model license is upgradable to 7055H for supporting higher throughput.

HealthNet Locations

Network managed Services : Cognizant will assume responsibility (which includes maintenance and steady state support _) of Network components in HealthNet locations which are currently managed by incumbent vendor, post transition of responsibilities. All HealthNet owned network devices shall be assessed and refreshed based on EOL schedule.

3.1.2.4. Service Deliverables

Network Services implementation will be validated with the following tests.

- Testing the circuit to ensure and validate the reported bandwidth and latency parameters
- Testing the external facing services connectivity over the Internet

- Testing connectivity to the business partners
- Testing connectivity over Redundant P2P Links between Centennial-Boulder and Centennial-Phoenix with encryption
- Testing Routing reachability between data centers and remote locations
- Testing Logical Separation of Federal and Commercial traffic on the DC firewall.
- Testing firewall filters at the Centennial DC, to permit legitimate traffic in and out of Centennial DC over P2P and MPLS Links
- Testing WAN traffic optimization between DC and Remote locations for the qualified traffic
- Health Net Info Sec team to validate the hardening of network and security equipment implemented at Centennial and Phoenix DCs

3.1.2.5. Steady State Support Deliverables

Solution	Description
Solution Highlights	▪ A dedicated onsite / offshore delivery team performing all in-scope activities
Support Coverage	▪ 24x7 dedicated support – Offshore/Onsite (Commercial) with on call ▪ 24X7 Onshore support o 8x5 dedicated support – Onsite (Federal) with the rest on call
Delivery Location	▪ Onsite - Health Net Offices ▪ Offshore – Bangalore ; Coimbatore

The delivery model for Network platform is as depicted below:


HN remote Location
Primary DC Centennial
Secondary DC Pheonix
Alerts
HP NNMi
HP OMW
Native tools
Element Managers
Healthnet End Users
Service Desk Phoenix (Federal)
Service Desk manila (Commercial)
HN Tools
Third Party
Cognizant
HealthNet
Cognizant - Federal
Incidents/ SR
HP BAC
TWS
Autosys
Citrix
Monitoring Tools
HP OMi
(RCA,Event Corelation, De-Dup etc.)
ServiceNow
(Service management)
ServiceNow CMDB
CMDB / Asset Database
ITSM Plans (Capacity, Availability, Continuity, Change, Release)
HP BSM Dashboard
Security Operation Center (McAfee)
Tickets
Network Support Team
Level 1/2/3 Team – Onsite (Federal support)
Level 1/2/3 Team- (Commercial Support)
OEM / Vendor Support
Network and Link Monitoring
Support Network Devices at Datacenter and HealthNet Offices , WAN optimizer
24 x 7 ITIL Aligned Support Model
Service Management Office
Program Management
Governance
Vendor Management
Service Level Management
Cross Functional Services
Incident Management
Problem Management
Change Management
Release Management
IT Asset Management
Configuration Management
Availability Management
Capacity Management
IT Service Continuity Mgmt.

Figure: Delivery Model - Network

The high level activities for network services are mentioned below:

Level 1 Services

L1 Services will be provided in accordance with the procedures documented in the SOPs and will include the following:

L1 Team	**Basic incident management - incident logging and tracking**
	▪ Monitoring link UP and DOWN times
	▪ Monitoring routers and switches for CPU and memory utilization
	▪ Monitoring - performance and capacity of network devices
	▪ Monitoring bandwidth utilization
	▪ LAN/TCP/IP configuration
	▪ Pre designed Link re-routing

	▪ Performing health check as per defined procedure
	▪ Vendor management

Level 2 Services

L2 Services will be provided in accordance with the procedures documented in the SOPs and will include:

- Incident Management Services
- Change Management Services

L2 Team	**Configuration management and change control**
	▪ Performance and availability management
	▪ Working with service providers to implement new or upgraded data network
	▪ Managing router tables and IP addresses
	▪ Network device configuration
	▪ Perform hardware diagnostics
	▪ Implement firmware and software upgrades and patch installation and management
	▪ Problem management and troubleshooting
	▪ Handling escalated routing issues and routing changes
	▪ Performing network integration tests
	▪ Bandwidth management
	▪ IMAC of Network devices

Level 3 Services

All unknown / new errors and problems will be resolved by L3 Network Support group. This team will work with Vendors when required.

L3 Team	**Performing operational planning for capacity and performance purposes**
	▪ Conducting feasibility studies for implementation of new technologies
	▪ Performing project management and project estimation
	▪ Reviewing efficiency and effectiveness of problem control process
	▪ Network design and architecture
	▪ Root Cause Analysis

3.1.2.6. Assumptions

The following are the key assumptions:

- Health Net will provide public IPv4 addresses and associated AS numbers
- Completion of the legacy P2P links to MPLS migration
- No requirement of Layer 2 VLAN extension across the DCs or to any Health Net locations
- MPLS provider manages the Routing, QoS and MTU (Jumbo frame) within the MPLS cloud
- Federal and Commercial Separation through logical segregation of the Network devices
- Private v-lans will be configured to secure communication with the vlan
- SNMP alerts of all network devices will be configured and pointed to monitoring tools
- Current Network design is only based on TCP/IP protocol. Support for any legacy protocol (SNA, DECnet) will need additional review
- DCI link will be secured with the Nexus Security features. No Firewall/IPS/Riverbed considered for the DCI link
- FCIP based SAN replication across the DC Interconnect link
- Appropriate policy routing will configured to restrict route redistribution
- SoC provider will provide the local log collector to collect all the LOG from network and security device at Centennial and Phoenix Data centers.

3.1.2.7. Dependency

The following are the dependencies:

- Details of Public and Private IP schema used across Health Net (Boulder DC, branches, etc.)
- Health Net to provide Public IPv4 Addresses for both Centennial and Phoenix DCs
- Health Net to provide private IP addresses for both Centennial and Phoenix DCs
- VLAN schema details supporting the current Server and Application Architecture
- Understanding of Health Net naming conventions, VLAN tag's, etc., to retain the same in new DC and DR.
- Detailed understanding of existing Health Net routing architecture (LAN/WAN) at Boulder DC and Remote Locations
- Network configuration at Boulder DC to facilitate the migration

- Incumbent to provide the historic circuit utilization stats to validate the proposed Internet and MPLS bandwidth
- Coordination with external partners to facilitate the Partner VPN connectivity
- Coordination with external partners to facilitate the COLO routers and circuit
- Completion of legacy point to point link to MPLS migration
- Coordination with the SoC vendor to establish direct connectivity to Centennial and Phoenix DCs
- All network device Log will be sent to the LOG server
- SSL certificate for the published URLs
- Provide application specific load balancing requirements (if any)
- Provide GET VPN Server configuration details to facilitate the GET VPN Key Server migration
- Health Net SoC to provide local SIEM log connector at the proposed Cognizant Data Center to conserve the bandwidth consumption
- Copy of the requirements document for information security compliance, to complete the hardening of network and security equipment for Health Net information security team signoff.
- Availability of incumbent SMEs to understand the details of the existing network and security setup in Health Net hosted DC at Boulder

3.1.2.8. Risk and Mitigations

The following are the risks and mitigations:

S.No	Risk Description	Probability	Impact	Mitigation Strategy
1	Legacy P2P link to MPLS migration	Medium	Medium	Cognizant expect all the p2p link will be migrated to MPLS. However we have considered a pair of ASR1002 for link termination, if any of the legacy p2p link requires migration to Centennial DC
2	Health Net owned Public IPv4 Address availability for the external facing services	Low	High	As per ARIN, there is couple of IP segments owned by Health Net. Validate and confirm the availability of the public IPv4 address with Health Net and decide on 'hard cutover vs Parallel build'

S.No	Risk Description	Probability	Impact	Mitigation Strategy
				approach for the external facing services
4	Understanding of existing Boulder Data center firewall rules, load balancers policies, VLAN L2/L3, routing details, for developing low level design for Centennial and Phoenix DCs	High	High	Engage with incumbent SMEs to understand the details of existing DC network design considerations and security policies
5	WAN Link upgrade commissioning timelines at Centennial / Phoenix DC for MPLS circuits	Low	Low	Early initiation of link upgrade order placing and alignment of project to meet the target timelines
6	Partner Site to Site VPN migration	High	High	Early initiation of the communication to all the respective partners and build the tunnel. Engage project management team to track and coordinate the build effort
7	Partner circuit and COLO router migration. Telco circuit migration can take up to 90 to 120 days	High	High	Early initiation of the communication to all the respective partners to provision circuit and router for Centennial and Phoenix DCs. Engage project management team to track and coordinate the build effort

3.1.3. Security

3.1.3.1. Solution Approach

Cognizant proposes DMZ and Extranet partner zone security solution at two data centers to meet Health Net's initiatives.

Primary Data center (DC1) – Centennial DC

This section provides infrastructure details for DC1 facility.


HealthNet's
Partner Network
Internet
Routers
Internal VPNs
ASA 5525 VPN-Federal
ASA 5525 VPN-non-federal
1 G links
1 G links
Virtual Context-1
Virtual Context-2
ASA 5585-x Internet firewalls
1G links
ASA 5545-x External Partner VPN
10G links
10G links
McAfee IPS -Inline mode
Failover link
10G links
10G links
DMZ VDC Switch
External Partner VDC zone
DMZ Servers

Figure: DC1 Infrastructure Facility

The solution will have DMZ and Extranet partner zone security infrastructure networks and it will be reachable by the Health Net's remote access users and Health Net's business partner. These both DMZ and partner zones are isolated from ASA 5585-x virtual contexts.

The proposed zones has one set of ASA 5585-x which will be placed behind the internet router and these Firewalls has long provided the first line of defense in Health Net's Internet security infrastructures. There will be two Virtual contexts to connect Internet and External partner to segregate the traffic between Internet and external partner traffic. They accomplish this by associating Health Net' s security policies about internal or external Health Net users' to access rights to the connection information surrounding each access attempt. Before getting into Health Net's network, the user policies and connection information must match up, otherwise the firewall does not grant access to Health Net's internal network. The proposed firewall has 10 Gbps performance to packet

switch or route the traffic between segments. And important point is these two internet ASA 5585-x of firewalls are in clustering mode (for High availability).

There are 3 pair of VPN boxes are placed in the Health Net's network to connect Federal, Commercial and External Partner VPNs and we specified deployment classifications are Site to site and remote access VPNs, VPNs extend the Health Net's network to mobile workers, and remote offices. VPN enable users to connect to Health Net's corporate intranets or extranets whenever, wherever, or however they require. Remote access VPNs provide connectivity to a corporate intranet or extranet over a shared infrastructure with the Health Net's security policies as a private network and proposed concurrent VPN users are maximum 750 only and 300 Mbps of throughput in ASA 5525-x in each box vpn users are maximum 2500 concurrent users only and 400 Mbps of throughput in ASA 5545 box.

The proposed McAfee box delivers the most comprehensive and accurate Intrusion Prevention System (IPS) and Network Threat Behavior Analysis (NTBA) for Health Net's network to protect from spyware and known, zero-day, and encrypted attacks. All the traffic from Internet firewalls or access or core switch should forward traffic to monitor on IPS box before getting into Health Net's internal network. And the IPS box will be fine-tuned according Health Net's security guidelines. The proposed IPS box has capability to have virtualization sensors and virtual sensors will be connected to two segment one DMZ and other one will be extranet Partner zones in case if we required after gathering actual requirement from Health Net's team during the Due Diligence sessions.

Secondary Data center (DC2) – Phoenix DC

This section is similar to the DC1 as detailed above.

3.1.3.2. Service Deliverables

- Design and implement DMZ and perimeter security
- Testing firewall filters at the Centennial DC, to permit legitimate traffic in and out of Centennial DC over P2P and MPLS Links
- Create and maintain Design, Build and Run book documents

3.1.3.3. Steady State Support Deliverables

Solution	Description
Solution Highlights	▪ A dedicated onsite / offshore delivery team performing all in-scope activities
Support Coverage	▪ 24x7 dedicated support – Offshore/Onsite (Commercial) with on call ▪ 24X7 Onshore support

Solution	Description
	o 8x5 dedicated support – Onsite (Federal) with the rest on call
Delivery Location	▪ Onsite - Health Net Offices ▪ Offshore – Bangalore

The delivery model for Security platform is as depicted below:


HN remote Location
Primary DC Centennial
Secondary DC Pheonix
Alerts
Alerts
Alerts
Alerts
HP NNMi
HP OMW
Native tools
Element Managers
Healthnet End Users
Service Desk Phoenix (Federal)
Service Desk manila (Commercial)
HN Tools
Third Party
Cognizant
HealthNet
Cognizant - Federal
Incidents/ SR
HP BAC
TWS
Autosys
Citrix
Monitoring Tools
HP OMi (RCA,Event Corelation, De-Dup etc.)
ServiceNow (Service management)
ServiceNow CMDB
CMDB / Asset Database
ITSM Plans (Capacity, Availability, Continuity, Change, Release)
HP BSM Dashboard
Security Operation Center (McAfee)
Tickets
Security Support Team
Level 1/2/3 Team – Onsite (Federal support)
Level 1/2/3 Team- (Commercial Support)
OEM / Vendor Support
Security infrastructure Monitoring
Support Security environment , Firewall , SIEM , IDS/IPS ,etc.
24 x 7 ITIL Aligned Support Model
Service Management Office
Program Management
Governance
Vendor Management
Service Level Management
Cross Functional Services
Incident Management
Problem Management
Change Management
Release Management
IT Asset Management
Configuration Management
Availability Management
Capacity Management
IT Service Continuity Mgmt.

Figure: Delivery Model – Security

The high level activities for Security services are mentioned below:

Level 1 Services

L1 Services will be provided in accordance with the procedures documented in the SOPs and will include the following:

L1 Team	▪ Monitoring the Firewall device and logs

	▪ Log incidents and escalate to next level
	▪ Respond to alerts from monitoring system
	▪ Generate reports - Weekly, monthly and adhoc for customer review
	▪ Monitoring the IDS/IPS device and logs
	▪ Log incidents and escalate to next level
	▪ Respond to IDS/IPS alerts
	▪ Generate reports - Weekly, monthly and adhoc for customer review
	▪ Monitoring the IDS/IPS device and logs
	▪ Monthly Security Dashboard / Daily /Weekly/ Monthly Log reports
	▪ Facilitate Critical Incident support

Level 2 Services

L2 Services will be provided in accordance with the procedures documented in the SOPs and will include:

L2 Team	Firewall Request
	▪ Create/Modify Firewall Rules
	▪ Adding IP, Services to the group
	▪ Pushing firewall rules
	▪ Daily Health checks and event logs analysis
	▪ Troubleshooting connectivity related issues
	▪ Installation and Configuration of Firewalls
	▪ Version upgrade/patching firewall devices
	▪ Prepare documentation of known errors and KEDB
	▪ Alert appropriate teams for Capacity issues and remediation actions
	▪ Change request creation
	▪ Assist L3 team on Change request implementation as per process
	▪ Install and Configure the IDS/IPS
	▪ Signature Configuration
	▪ Perform Signature update
	▪ Tuning IDS/IPS signature as per requirement

	▪ Shun/Block attacker IP address
	▪ Event Correlation and analysis
	▪ Administration of Policy, profiles and rule set configuration
	▪ Performance statistics reports on noncompliance systems
	▪ Install and Configure the IDS/IPS
	▪ Signature Configuration
	▪ Perform Signature update
	▪ Create and update KEDB (Knowledge Event Database).
	▪ Create and modify the reports limited to data points provided within SIEM.

Level 3 Services

All unknown / new errors and problems will be resolved by L3 Security Support group. This team will work with Vendors when required.

L3 Team	▪ Create, modify, delete policies
	▪ Pushing business Impacting changes on the Firewall
	▪ Work on Severity 1/critical incidents
	▪ Work on Incidents escalated by L2 team and document the resolution for future references
	▪ Installation and Configuration of high End Firewalls
	▪ VPN Configuration
	▪ Signature Fine tuning
	▪ IDS/IPS health check
	▪ Approve signature upgrade
	▪ TCP intercepts (Preventing Denial-of-Service Attacks)
	▪ Review, validate and approve security policies
	▪ Minimizing downtime by checking planned maintenances and new implementations
	▪ Enforcing best practices surrounding security incident response
	▪ Outbreak prevention plan for various security threats
	▪ Participate in root cause analysis for major security outbreaks

	▪ Signature Fine tuning
	▪ IDS/IPS health check

3.1.3.4. Assumptions

The following are the assumptions considered under Security.

- Assuming that the VPN licenses are not exceed more than 750 on each ASA 5525-x box for Federal and Commercial users and 2500 users on ASA 5545-x box for External partners.
- All security products will be validated during the assessment phase.

3.1.3.5. Dependency

The following are the dependencies considered under Security.

- The proposed new or existing hardware / software should be ready while time of Implement / deploy.
- Health Net will provide complete security guidelines and provide SPoC for the same.

3.1.3.6. Risk and Mitigations

S.No	Risk Description	Probability	Impact	Mitigation Strategy
1	Support of Key SME's from incumbent during Implementation	High	Medium	Involve Health Net to facilitate and govern the Implementation, requiring integration and other security products at Cognizant target Data centers
2	Proposed boxes' Performance	High	Medium	Cognizant has sized based on the available information. However, performance reports have not been made available which may require an adjustment after performance baseline during the Transition phase. Any changes required due to

S.No	Risk Description	Probability	Impact	Mitigation Strategy
				performance adjustments will be managed and priced under the change process.

3.1.3.7. Identity and Access Management

In Scope

The following requirements are considered to be in scope for this project.

- Management and administration of computer accounts following prescribed access control procedures
- Assists in computer account security procedures and forms build
- SOX & Priviledged Accounts
- Maintenance of computer account security files on all users
- Assists in developing policies and procedures to create, modify and delete accounts
- Support and follow-ups on password reset issues for Health Net associates (HNCORP,HNFS)
- Planning and implementation of Health Net policies and procedures
- Ensuring Health Net policy adherence
- Assists in build and maintenance of Access Administration procedures and documentation
- SOX Compliance
- Priviledged account creation (Management)
- Generate daily report of ISRs
    - Number of ISRs completed by agent each day
    - Number of ISRs received each day
    - Number of Accounts created by agent each day
    - Number of USERS provisions by agent each day
    - Number of SYSTEMS provisioned by agent each day

Out of Scope

Any activity not described explicitly in the above In scope section will be treated as outside of the scope.

- Support Access Management Tool hosted in Incumbent datacenter
- Technical issues related to systems / applications.

Solution Approach

Cognizant will follow the Health Net's current solution.

Activities

- Creates, modifies and deletes computer accounts following prescribed access control procedure.
- Changes dial-in passwords periodically and notifies users.
- Handles password reset issues for Health Net associates by receiving, tracking, responding, resolving and coordinating these requests via phone calls, email, web/self-service, and IVR including analyzing and prioritizing problems to quickly arrive at workable solutions (Comes under Service desk).
- Assures timely, appropriate response to customer calls to Access Administration.
- Inform all Access administration personnel of any perceived trends, positive or negative, in calls being received and solutions used. Whenever possible addresses the cause of customer problems so that recurring situations may be avoided Remains current on policies and procedures that may impact customers. Identifies potential technology impacts and devises solution prior to implementation.
- Ensures that all Health Net policies are adhered to such as, but not limited to, Health Net confidentiality policy.
- Assists with the development and maintenance of Access Administration procedures and documentation.
- Assist Access Administration Supervisor when necessary Performs other related duties including projects support, training and communication activities as assigned by management Cognizant 85% of all ISRs to be completed in 5 business days. The remaining 15% to be completed in 8 business days.
- Reporting/Document Creation.

Management of Privileged User IDs and Cognizant User IDs

For the operating systems, software tools and network infrastructure systems and devices, cognizant will perform the following:

- Provision and manage user IDs (following prescribed access control procedures for SOX compliance)
- Perform quarterly employment verification and remove user IDs, as appropriate
- Administrator passwords for user IDs and privileged user IDs
- Revalidate privileged authorizations and continued business need annually and remove user IDs, as appropriate
- Provide Health Net a list of privileged user IDs for revalidation and remove privileged user IDs, as directed by Health Net.

Health Net User ID Administration

For the operating systems, software tools and network infrastructure systems and devices, cognizant will perform the following:

- Provision and manage Health Net identified user IDs for Health Net personnel
- Investigate Health Net user ID security issues
- Perform password resets for user IDs
- Investigate Health Net user ID password issues.

Compliance Reports

- Perform annual employment verification for Health Net employees
- Maintain audit records for privileged user ID approvals, verifications and revalidations and retain such records for the required duration
- Provide for Health Net's review and approval, for non-expiring passwords and policy exception requests
- Capture system security logs of privileged access and log-on/log-off activities as defined in the Information Security Controls Document.

Tools

Cognizant would leverage the exiting tools as shown in the table below. Any more Applications will be discussed and finalized during transition phase.

Technology or Application	Tools used for Access Admin support
Commercial	
ABS/VMS	Blue zone / SYSGEM / AD

Technology or Application	Tools used for Access Admin support
Access to Home Drive	AD
AMES	PORTAL (IE)
Business Objects	AD
Citrix (XENAPP) without Remote Printing	Command prompt (script)
CSI	Blue zone, AD
EIS Access	BMC Remedy
Entrendex CA	BMC Remedy
Essbase -FMRS	MS Excel
Extend Access	AD
FARE	Bluezone, AD
FileNet	FileNet
Formulary and Benefits	BMC Remedy
FTE to Temp	AD
Genelco	Bluezone
Healthnet.com Support PORTAL (IE)	PORTAL (IE)
HFX	PORTAL (IE)
HNCAP	SYSGEM
HNCS Windows	AD, Bluezone
HNPLAN	NA (Done by ESSBASE Team)
iHealth	PORTAL (IE)
IBM	Bluezone
IBM Mainframe	Bluezone
ICON Development	AD
Information Warehouse MHNGS	AD
IST	AD
Knowledge Base	AD
Lotus Notes Shared email Account	Lotus Notes /ISR
MACESS.exp	Sungard EXP MACESS
MAGIC	AD
MC400	Bluezone
MDMMDR	AD, SYSGEM
MEDai	AD
MFM Pro (Burgess)	AD
MHN Data Warehouse	Bluezone
MHN Lawson	Bluezone
MHN Prelude	Bluezone
MHN SIR	PORTAL (IE)
MHN Symphony	Bluezone
MHN Unity	AD
MTM-Rxellent Care	BMC Remedy
Name Change	Lotus Notes
Network Data Systems	AD
New Shared Directory	AD, BMC Remedy

Technology or Application	Tools used for Access Admin support
OCOE (new application)	AD
ODS	SYSGEM
Omni HNFS	MS Excel, Portal (IE)
Pega Access	MS Excel, Portal (IE)
Planview (ITG Associates only)	MS Excel, Portal (IE)
PSA Archive	PORTAL (IE)
PSALPAD	Unix Team
Qcare	Bluezone
Qfinity	BMC Remedy
Quality Center	AD
BMC Remedy	BMC Remedy
Review Manager	Portal (IE)
RightFAX	AD
SALSA	AD
Share Drive	AD
Special Access: unmanaged de	AD
Temp to FTE	AD
Unity - HN	AD
Unity Reporting	Lotus approval
Unix	putty
Unlisted Applications	AD
UPS 2	Bluezone
Valutech	Bluezone
VPN without Remote Printing	AD
XEN Desktop	BMC Remedy
Federal	
AMES	PORTAL (IE)
Dial In/VPN	AD
Extend Access	AD
FTE to Temp	AD
IBM	Bluezone
ICON Development	AD
Lotus Notes Shared email Account	Lotus notes
Name Change	Lotus notes
Network Shared Drive	AD
RightFAX	AD
Symphony	Bluezone
Temp to FTE	AD

Solution	Description

Solution	Description
Solution Highlights	▪ A dedicated Onsite / Offshore delivery team performing all in-scope activities
Support Coverage	▪ 8x5 dedicated support – Offshore/Onsite (Commercial) with on call ▪ 8x5 dedicated support – Onsite (Federal) with the rest on call
Delivery Location	▪ Onsite - Health Net Offices ▪ Offshore – Bangalore

Assumptions

- Health Net will provide approved policies & procedures for user IDs for Health Net personnel
- Health Net will establish the criteria for resetting passwords and disclosing such passwords to authorized personnel
- Health Net CID shall be created within 10 working days of Cognizant initiating the request.
- Cognizant deliverables shall be signed off by Health Net within a timeframe jointly agreed upon by Health Net and Cognizant for Access Management support deliverable.
- Health Net shall provide work stations (desktop or laptop) to Cognizant's onsite personnel.
- Health Net shall provide Cognizant onsite personnel with the necessary phone, email, network and communication capabilities.

Risks

- Delay in obtaining timely approval on PDLC artifacts/SOW will affect Resource ramp up timelines Pending ISR approvals & Delay in response of other teams / clarification response from the requestor / delay in required approval from IT department / outage issues with computer systems will delay closure of ISR's will delay closure of ISR's
- Enough licenses of all In-scope application would be needed to be maintained to create users for the respective applications. E.g. Macess.

Dependency

- Health Net will Approve non-expiring passwords and policy exception requests

3.1.4. Servers

The existing private cloud infrastructure in ITO Phase 1 will be extended by adding additional Blade servers to host the Windows and Linux Operating environment. The new infrastructure for OpenVMS, Solaris and AIX will be added to support the ITO Asset.

For details, please refer to the "ITO Phase 1 solution document" for the Rack layout, Architecture Design and Configuration Information. All the servers will be built as per Health Net Security Standards.

Use case	Specifications & Activites
Server/VM	▪ Assets o OS licenses for Net-New Servers ▪ Build services for Net-New servers in the primary and secondary Data center ▪ Run services o Server provisioning, monitoring and management for net new servers in Cognizant Data centers o Performance and capacity management o Patching and upgrades management o Asset refresh and disposal ▪ Live migration of VM and Storage ▪ Support Non-Disruptive upgrades ▪ Support VM replication for purpose of DR ▪ Server provisioning, monitoring and management for new servers in Data center and Health Net remote sites ▪ Issue resolution ▪ Security management ▪ Audit and compliance reporting

Following are the additional Server infrastructure proposed in both DC.

- x86 Server for hosting Windows and Linux
- Open VMS Server
- Solaris Server
- AIX Server

The table below shows the platform wise server summary showing AS IS and Target state in ITO.

OS Platform	AS IS State		Target State			Comments
	Physical	Virtual	Physical	Virtual	% Virtualization	
AIX	20	59	12	67	100	71 AIX LPARs to be hosted in 12 IBM P Series Server (P750/760) with 10 LPAR/Server
Solaris	161	110	20	277	100	277 Solaris LDOMs to be hosted in 20 Oracle T series Server(T4-4) with 20 LDOMS/Server
Windows / Linux	*471	*1040	**349	1162	77	1162 Windows/Linux VMs to be hosted in 56 UCS Server (B200M3) with 20 VMs/Server
OpenVMS	32	Nil	44	Nil	Nil	Lift and Shift of 14 Alpha Servers

**Note – includes remote sites*

***Note – this included Servers from ITO Phase 1*

The existing private cloud infrastructure in ITO Phase 1 will be extended by adding additional 70 UCS Blade servers to host the windows and Linux virtual machines. The new Infrastructure for Solaris,AIX and OpenVMS will be added to support ITO applications.

The remote locations will have additional 60 UCS Rack servers to take load of ITO applications.

	Description	Server Hardware Details
Scope	Windows / Linux-x86	DC1 - 184 Cisco UCS Blades-23 Chassis (Unified Computing Systems) ▪ 56 - B2003 M3 2 socket 10 core 384GB memory- ESX Blades ▪ 128 - B2003 M3 2 socket 10 core 384GB memory- Blades for Physical Server (Windows, Linux) ▪ 6 - C420 M3 2 socket 8 core 256GB Memory ▪ 15 – C220 M3 2 socket 10 Core 128GB Memory DC2 - 46 Cisco UCS Blades-6 Chassis (Unified Computing Systems)

	Description	Server Hardware Details
		▪ 14 - B2003 M3 2 socket 10 core 384GB memory- ESX Blades ▪ 32 - B2003 M3 2 socket 10 core 384GB memory- Blades for Physical Server (Windows, Linux) ▪ 2 - C420 M3 2 socket 8 core 256GB Memory ▪ 10 – C220 M3 2 socket 10 Core 128GB Memory Remote Sites- ▪ 2 - C420 M3 2 socket 8 core 256GB Memory ▪ 25 – C220 M3 2 socket 8 core 128GB memory
	Solaris	DC1- 12 Oracle Solaris Servers ▪ 12 - SPARC T4-4 4 socket 8 core 512GB memory DC2- 8 Oracle Solaris Servers ▪ 8 - SPARC T4-4 4 socket 8 core 512GB memory
	AIX	DC1- 6 IBM Power Servers ▪ 3 - IBM Power 750 3 socket 8 core 256GB memory ▪ 3 – IBM Power 760 2 socket 12 core 256GB memory DC2- 6 IBM Power Servers ▪ 3 - IBM Power 750 3 socket 8 core 256GB memory ▪ 3 – IBM Power 760 2 socket 12 core 256GB memory
	VMS	DC1- 8 HP Integrity Blades and 16 existing Alpha servers (lifted and shifted) ▪ 8 – HP Integrity 890c i4 8 socket 8 core 256GB memory ▪ 16 – existing Alpha servers (lifted and shifted) DC2- 20 HP Integrity Blades and 3 existing Alpha servers (lifted and shifted) ▪ 14 – HP Integrity 870c i4 8 socket 8 core 256GB memory (7 for Dev, and 7 for Test) ▪ 6 – HP Integrity 890c i4 8 socket 8 core 256GB memory (For DR) ▪ 3 – existing Alpha servers (lifted and shifted)

The diagram below depicts Centennial Data center (DC1) - Physical rack layout:


DC1-Centennial
Virtualized VMware Environment for Windows & Linux
Physical Server Environment for Windows & Linux
Solaris
AIX
OpenVMS-HP Integrity
OpenVMS-HP Alpha Servers (Lift & Shift existing 13 server)
AlphaServer ES40
AlphaServer ES40

Figure: Rack Diagram

Note: we estimated the 6 rack that will be required for lift and shift of the Alpha servers for the Centennial Data Center. We may modify based off the LLD phase of this project.

The diagram below depicts Phoenix Data center (DC2) - Physical rack layout:


DC2-Phoenix
Windows & Linux
Solaris
AIX
HP Integrity
OpenVMS
Alpha Servers
Lift & Shift Of 3 Alpha Server s

Figure: Rack Layout

Note: we estimated the 1 rack that will be required for lift and shift of the Alpha servers for the Centennial Data Center. We may modify based off the LLD phase of this project.

3.1.4.1. Solution Approach

Cognizant will deliver WAN connected highly virtualized production and test environments utilizing current generation Hypervisors including Microsoft Hyper-V and VMware ESXi on Cisco UCS converged platform. The delivered open systems environments will consist of the following: Wintel (with current Microsoft versions through Windows 2012), Red Hat Enterprise Linux, Suse Linux.. Cognizant will use latest vendor specific virtualization technology (LPARs/LDOMs) for hosting non x86 (UNIX) based applications. The legacy UNIX platform will consist of following platform.

- Cisco UCS
- AIX- IBM Power
- Solaris-Oracle SPARC

Cognizant will procure latest HP itanium blade server for hosting OpenVMS application and shall lift and shift of existing Alpha servers from incumbent DC to cognizant DC. The server level physical segregation to be maintained to isolate Commercial and Federal data throughout the entire infrastructure. The Server reference architecture diagram for Commercial and Federal Architecture is shown below for illustration.



Reference Architecture – BPaaS
Centennial Data Center (Commercial)
Phoenix Data Center (Commercial)
LAN
WAN
LAN
vSphere
VIC 1240
HDS Connection
UCS B200 M3
Nexus 56128
Cisco Rack Servers
Eth 10Gbps
FCOE
UCS 6296
Nexus 2248
AIX
Open VMS
SUN
FC 8Gbps
MDS 9513
HUR
HDS VSP 1180 TB
HDS VSP 556 TB

Figure: Commercial Reference Architecture


Reference Architecture – Federal & Corp IT
Centennial Data Center (Federal)
Phoenix Data Center (Federal)
LAN
WAN
LAN
Virtual Machine 1
Virtual Machine 2
Virtual Machine 3
Virtual Machine 4
Virtual Machine 5
Virtual Machine (N-1)
Virtual Machine N
vSphere
VIC 1240
HDS Connection
UCS B200 M3
Nexus 56128
UCS 2204
FCOE
UCS 6296
Eth 10Gbps
Cisco Rack Servers
Nexus 2248
AIX
SUN
FC 8Gbps
MDS 9513
HUR
HDS VSP
675 TB
HDS VSP
290 TB

Figure: Federal Reference Architecture

UCS Server Design

There are 23 Cisco UCS blade chassis, with 230 B200 M3 blades and 60 C220/420 M3 rack server will be configured across two data center and branch locations. Six UCS 6296 96-port Fabric Interconnect devices are used to provide 32 X 10 GB Ethernet connection to networking. Network traffic is isolated by using separate VLANs. Hitachi HDS VSP storage is used to provide storage luns to the ESXi cluster and Physical Servers. There are 32 x 8 GB FC connections between the SAN Storage and the UCS blade Chassis through UCS Fabric Interconnect Fabric and SAN switches. In this solution, vCenter Server is hosted on a virtual machine in one of the ESXi blades to provide virtualization management. The actual server distribution of the server between Federal and Commercial will be decided during LLD phase.

The UCS hardware details for Centennial, Phoenix and branch locations are illustrated below in the diagram.


Centennial DC
VM
VM
VM
VM
VM
ESX
Windows
Server System
184-B200 M3 2 socket 10 core 384GB memory
6 -C420 M3 2 socket 8 core 256GB memory
15- C220 M3 2 socket 8 core 128GB memory
Phoenix DC
VM
VM
VM
VM
VM
ESX
Windows
Server System
46-B200 M3 2 socket 10 core 384GB memory
2 -C420 M3 2 socket 8 core 256GB memory
10- C220 M3 2 socket 8 core 128GB memory
Branch Locations
VM
VM
VM
VM
VM
Hyper-V/VMware
Windows
Server System
2 -C420 M3 2 socket 8 core 256GB memory
25-C220 M3 2 socket 8 core 128GB memory

Figure: UCS Server Design

Design Highlights

- High availability, scalability and robust infrastructure

- Standardization of server architecture to reduce cost of maintenance, and improve serviceability with the help of few support staff over time.
- Will utilize a Reference Architecture approach with UCS B200 M3 blades (Cisco Unified Computing Systems) and Cisco C220/420 M3 servers.
- Cisco UCS Chassis will utilize 4x10Gbps ports for Networking and Storage
- Cognizant chose UCS because of its agile and flexible capabilities and its wide range acceptance by many storage vendors. Cisco UCS manager is the industry leader in scalable virtualized environments on converged networks
- VCenter Server will be used to provision and manage the workloads and ESXi hosts within the virtual environment.
- Federal VM's will be isolated from Commercial VM's by residing on designated Federal B200 M3 blades which will be in the same Chassis as Commercial Blades. This configuration needs to meet NIST guidelines , Rapid provisioning and management with Cognizant proprietary provisioning tool - Cloud360

VMware

Design Decisions

- VMware vSphere ESXi version 5.5 will be used as the hypervisor for this service.
- Microsoft windows 2012 hyper-v will be used in branch locations with a maximum of 2 VM with local storage, if over 2 VM will utilize Vmware hypervisor.vSphere ESXi servers will be installed and booted from SAN LUNs. Boot LUNs will have mirrored raid level.
- The server platform will be Cisco UCS B200 M3 blade, each configured with 2x 10 Core CPU and 384GB RAM.
- Each server will have Cisco UCS VIC 1240 modular LOM CNA Card to configure multiple Virtual NICs and HBAs.
- Each Chassis will have 2204 utilizing 2 10G ports in each card (two total with 8 ports available)
- Each Chassis will connect to a 6296, which it will have 16 ports to the 56128 for LAN and 16 ports to the MDS 9513 for Storage.

Design Rationales

- VMware vSphere ESXi hypervisor is the industries most trusted and proven virtualization platform
- Health Net's existing virtualization platform is also VMware. Hence VMware vSphere will be used as the virtualization platform.

- The preferred hardware platforms for VMware host is UCS B200 M3 blade series server platform which has sufficient specification (memory and CPU) and expandable to cater the anticipated requirements of the compute requirements within the service.
- For planned maintenance activity, ESXi host maintenance can perform using vMotion to migrate Live VM's to other ESXi hosts.

VMware vCenter Server

This will be used as the central point for configuring and managing virtualized IT environments. It provides essential data center services such as access control, performance monitoring, and alarm management. The vCenter heart beat software will be used to provide high availability. Cognizant will configure vCenter linked mode to ensure both data centers are maintained from single vCenter pane.


Centennial Data Center
Phoenix Data Center
Fully Monitored Redundancy Framework (Heartbeat)
Primary vCenter Server
Secondary vCenter Server
Network
Data
OS
HEARTBEAT CHANNEL
Fully Monitored Redundancy Framework (Heartbeat)
Primary vCenter Server
Secondary vCenter Server
Network
Data
OS
HEARTBEAT CHANNEL
UCS B200 M3
UCS B200 M3

Figure: VMware vCenter server

VMware Site Recovery Manager

VMware vCenter Site Recovery Manager (SRM) will be used for disaster recovery of business critical application. The actual number of VMs to be protected using VMware SRM will be decided during the LLD phase.

VMware SRM coordinates the recovery process with the underlying replication mechanisms that the virtual machines at the protected site are shut down cleanly and the replicated VMs can be powered up.


Centennial Data Center
Phoenix Data Center
LAN
WAN
LAN
Site Recovery Manager
Site Recovery Manager
Nexus 56128
UCS B200 M3
UCS B200 M3
Nexus 56128
Cisco Rack Servers
Eth 10Gbps
FCOE
UCS 6296
UCS 6296
UCS 6296
Eth 10Gbps
Cisco Rack Servers
FC 8Gbps
FC 8Gbps
HUR
MDS 9513
HDS VSP
1713 TB
HDS VSP
1002 TB
MDS 9513

Figure: VMware Site Recovery Manager

AIX- IBM Power Platform

Cognizant is standardizing on version of AIX 7.1 with newer Power 7 hardware which provides backward compatibility for older versions of AIX (AIX 6/5 etc.). The IBM Power server environment will be configured with VIO servers to provide redundant network and SAN connectivity.

The OS and Application will be restored after base OS build to recover the AIX application environment and application re-configuration will be done manually as per the available run books.

The AIX hardware details for Centennial and Phoenix is illustrated below in the diagram.


Centennial DC
3 - IBM P750 3 socket 8 Core 256GB
3 - IBM P760 2 socket 8 Core 256GB
Production
Phoenix DC
3 - IBM P750 3 socket 8 Core 256GB
3 - IBM P760 2 socket 8 Core 256GB
Test, Development & DR

Figure: AIX Server Detail

Connectivity Details for IBM P 7xx series servers

- Network interface – 10Gbps for LAN connectivity (with redundancy)
- 2 Management Interface – 1Gbps for Management
- 8 HBA- 8Gbps for SAN connectivity

Solaris-Oracle SPARC Platform

Cognizant has considered scalable Oracle T4-4 SPARC model to consolidate and virtualize entire workload. The Solaris infrastructure will be standardized on Solaris 11 platform and older version will be retained only in case of application incompatibility. Logical Domains Manager to be used to create and manage logical domains (LDOMs) on SPARC servers.

The OS and Application will be restored after base OS build to recover the Solaris application environment and application re-configuration will be done manually as per the available run books.

The Solaris hardware details for Centennial and Phoenix is illustrated below in the diagram.


Centennial DC
12 - SPARC T4-4 4
socket 8 core 512GB
Production
Phoenix DC
8 - SPARC T4-4 4
socket 8 core 512GB
Test, Development & DR

Figure: Solaris Server Detail

Connectivity Details for Solaris

- 6 Network interface – 10Gbps for LAN connectivity (with redundancy)
- 2 Management Interface – 1Gbps for Management
- 10 HBA- 8Gbps for SAN connectivity

Open VMS-HP Integrity Platform

Cognizant will procure HP Intel Itanium (latest i4) blade based on C7000 Chassis (similar platform as Boulder DC) for hosting most business critical OpenVMS application. The OpenVMS version 8.4 shall be evaluated. The environment shall be the physical environment with no virtulization.

Cognizant will work with Health Net and incumbent for lift and shift of legacy Alpha Servers to Cognizant DC, however it recommends Health Net to migrate all the existing Alpha based applications to Itanium platform before the cut-over.

Have factored 2 Itanium servers for backup in production cluster and if required will ship two extra severs from PHX to DEN which is already factored part of the solution.

The HP Integrity hardware details for Centennial and Phoenix is illustrated below in the diagram


Centennial DC
8 – HP 890c i4 8 socket 256GB
Lift & Shift existing Alpha Server
Production
Phoenix DC
6 – HP 890c i4 8 socket 256GB
14 – HP 870c i4 8 socket 256GB
Lift & Shift existing Alpha Server
Test, Dev & DR

Figure: HP Open VMS Details

Connectivity Details for HP Integrity-Open VMS

- 8 Network interface per Chassis – 10Gbps for LAN connectivity (with redundancy)
- 2 Management Interface – 1Gbps for Management
- 8 HBA per Chassis- 8Gbps for SAN connectivity

3.1.4.2. Service Deliverables

- Design, Build and Manage scalable, reliable server environment in DC1 and DC2 to meet Federal and Commercial requirement for Health Net Infrastructure and Business applications
    - Create initial Service catalog for rapid provisioning, this will be a living catalog and will evolve over time.
    - Create initial customer reports based of detail design
- Design and Implementation of highly scalable virtualized infrastructure across multiple server platforms.

- Create secure and scalable server virtualization with VMware vSphere for hosting x86 Platform- Wintel and Linux
  - Create secure and scalable server virtualization with IBM PowerVM based virtualization for hosting AIX platform.
  - Create secure and scalable server virtualization with Oracle Solaris based virtualization for hosting Solaris Platform.
  - Create secure and scalable server virtualization with HP OpenVMS Virtualization for hosting Health Core ABS application.
- Test the server environment for operation readiness
- Create and maintain Build and Run book documents

3.1.4.3. Steady State Support Deliverables

Solution	Description
Solution Highlights	▪ A dedicated Onsite / Offshore delivery team performing all in-scope activities
Support Coverage	▪ 24x7 dedicated support – Offshore/Onsite (Commercial) with on call ▪ 24x7 Onsite support: o 8x5 dedicated support – (Federal onsite) with the rest on call
Delivery Location	▪ Onsite - Health Net Offices ▪ Offshore – Bangalore; Coimbatore

Level 1 Services

"Level1" Services will be provided for the servers. L1 Services will be provided in accordance with the procedures documented in the SOPs and will include the following:

L1 Team	▪ Servers status Monitoring
	▪ Monitor server logs and do initial troubleshooting steps define in Run book
	▪ Escalate to L2 team when necessary
	▪ Carry out daily, weekly and other regular reporting activities as defined in the SOPs
	▪ User / group account management, access permissions
	▪ Act as the central point of contact between Health Net and Cognizant for tickets
	▪ Broadcast communications authorized by the Health Net to users.
	▪ Where applicable, keep Health Net informed and notified on the service status and progress

Level 2 Services

L2 Services will be provided in accordance with the procedures documented in the SOPs and will include:

- Incident Management Services
- Change Management Services
- Maintenance of server configuration documentation in the CMDB (Configuration Management Database)
- Managing and configuring VMware Enterprise Plus

L2 Team	▪ Security Management – OS hardening / Password management
	▪ Carry out scheduled server maintenance / reboot activities
	▪ Administration of Physical and Logical server Partitions
	▪ Administering clusters (Adding packages , modifications to package configuration, startup/shutdown of packages)
	▪ Installation of patch bundles / firmware upgrades
	▪ Deploying patches to Windows, RHEL, Solaris & AIX servers
	▪ Configuration of new hardware
	▪ Disk space management
	▪ Performance management like Kernel Tuning
	▪ Installation of packages / applications
	▪ Volumes / File system management
	▪ Escalate any technical problem to L3 team when necessary
	▪ Implementation of Service improvement plan / Best practices
	▪ Maintain Incident information in the KEDB (Known error Database)
	▪ Carry out daily, weekly and other regular reporting activities for Incidents.

Types of Incidents include following:

	Server Monitoring
L2 Team	▪ Server availability
	▪ Space, Memory and Cache

	▪ Replication / Stand by monitoring
	▪ Unauthorized / Inactive User Access
	▪ Backup status
	▪ Disk space / Table space utilization
	▪ Security and configuration exception alerts

	Basic Administration
L2 Team	▪ Startup/shutdowns of Servers
	▪ Additional Space allocation
	▪ Initial troubleshooting
	▪ Set up server auditing

Level 3 Services

All unknown / new errors and problems will be resolved by L3 server Support group. This team will work with Vendors when required.

L3 Team	▪ Server planning and Design services
	▪ Design any special application or security requirements.
	▪ Setup redundant / load balanced servers for application requiring high availability – Server clustering / network /Server load balancing
	▪ Administration / handling issues related to clusters.
	▪ Provide technical escalation support to L1 and L2 team when required
	▪ Troubleshoot installation
	▪ Validate the new servers before releasing to production
	▪ Work closely with Problem Management organization on the remediation of all problems directly or indirectly related to server engineering
	▪ Capacity Management
	▪ Troubleshoot major server issues on virtual and physical servers
	▪ Conduct Root Cause Analysis (RCA) on Severity 1 issues
	▪ Monitor for patches and test
	▪ Prepare work plan for major maintenance activity
	▪ Deploy patch

	▪ Confirm patch efficacy, no adverse effects
	▪ Disaster recovery solution design, benchmarking, load testing, implementation, configuration, monitoring and troubleshooting, both internal and external

Patch Management:

Patch Management for Windows Servers will be through SCCM 2012 and RedHat Network (Satallite Server) will be used for Patching Redhat Linux servers. The Satellite server Connects to Redhat network to download the patches. The Linux servers will be configured to communicate with Satellite servers patching updates. For Solaris servers, Oracle OEM Ops Center is planned for automating Solaris patching and it integrates with OEM 12c Cloud Control, for AIX servers patching will be a manual activity.

3.1.4.4. Assumptions

The following assumptions are considered for this engagement with Health Net:

- Cognizant will purchase Microsoft Windows Data center licenses and Red hat Enterprise subscriptions if needed to accomplish the design objectives of the solution architecture
- Cognizant will work with Health Net to ensure License compliance
- Tool based (3rd party) V2V migration approach for virtual servers hosted in VMware environment.
- Increase Virtualization footprint by converting existing 112 Physical (x86) Servers in Boulder DC and reduction of 50% of Physical (x86) server footprint in branch locations.
- Lift and Shift approach for all the legacy servers where application migration is not possible.
- All remote AIX will be removed as we determined they are for TSM
- All Alpha servers will be lifted and shifted
- All Physical Sun, AIX servers to be virtualized to LDOM and LPAR respectively.
- Cognizant will not install and support unlicensed software in the execution of this contract
- Advance notice for any large project with space requirement above the 10% additional capacity
- Cognizant to have prebuilt small, medium , and large VM profiles (for Windows and LINUX) in our Service catalog within Cloud 360 to help with rapid provisioning, but Cognizant will refine this during the detail design workshops with Health Net
- Federal and Commercial servers may be physically co-located with spares in the chassis
- OS images will be built as per the security standard provided by Health Net.

3.1.4.5. Risk and Mitigations

S.No	Risk Description	Probability	Impact	Mitigation Strategy
1	Migration of Legacy applications	Medium	Medium	Cognizant will perform either P2V or P2P or Lift and Shift of the server.
2	WAN Performance/connectivity issue during data migration	Low	High	Forklift high critical server data to mitigate WAN performance issues
4	Licensing to ensure DC failover	Medium	Medium	Cognizant will review licensing with vendors to address gaps
5	Multiple Virtualization Solutions complicate management and require subject matter experts to possess deep knowledge of multiple competitive products.	Medium	Medium	Cognizant will ensure that all subject matter experts possess the required knowledge to administrate deployed virtualization solutions
6	Blade based solutions draw more power than the typical rack infrastructure	Low	Low	Cognizant will work with DC managers to ensure that implemented UCS have adequate power and cooling
7	Vendor licensing changes during the life of UCS	Medium	Medium	Cognizant will work with solution providers to identify potential EOL and availability issues to ensure that UCS as deployed will not be impacted

3.1.5. Storage

Storage Requirements for Corp IT, Federal and Commercial servers that are being migrated from the Incumbent data centers to the newly built DC's are fulfilled by upgrading the Storage Infrastructure at both Centennial DC and Phoenix DC. Storage Infrastructure at the new DC's are designed to support the scalability requirements without making major changes. This solution covers the design and approach for preparing the storage infrastructure at new DC's in Centennial and Phoenix to cater the storage needs for Corp IT, Federal and Commercial application servers which are going to be migrated from the incumbent Data centers.

Detailed design on the newly built Storage Infrastructure at Centennial and Phoenix is available in the ITO Phase 1 Solution Document .

3.1.5.1. Solution Approach

Cognizant will be upgrading the Storage and Backup Infrastructure components in Centennial and Phoenix DC's. In Centennial DC, existing Hitachi VSP (ITO Phase 1) will be upgraded and additional Hitachi VSP will be installed. In Phoenix, the existing Hitachi VSP (ITO Phase 1) will be upgraded to support the data storage capacity.

- Summary of Storage upgrade:
  - Upgrade ITO Phase 1 VSP from 263TB to 1228TB a 965TB increase
  - Build a Second VSP with 772TB
  - Total increase of 1737TB in Centennial
- 2.75 PB usable capacity across both Data center after the upgrading the existing VSP storage and installation of additional VSP in Centennial
- Out of the 2.7 PB we will use about 1735 for BPaaS servers across both DC
- Out of the 2.7 PB we will use about 389 TB for Federal and 388 TB for Corp IT servers across both DC
- HDS VSP Storage for all tiers of SAN storage, Thin Provisioning, Automatic Tiering
- All Storage pools configured to be Dynamic Tiering Pools.
- Install a new HDS HUS 150 Array with 30 TB at Woodland Hill
- Install a new HDS HUS 150 Array with 25 TB at Rancho Cordova
- Upgrade the SAN Switch ports in both Data center to increase port availability
- Cisco MDS 9250i switch is considered for Storage Replication from Boulder to Centennial using FCIP technology
- HUR replication to continue with Incumbent (Boulder,co DC) until migration completed in July of 2016. Also, enhance replication between Centennial and Phoenix as requirements evolve over the migration period. Enable HNAS replication between DC1 (Centennial) and DC2 (Phoenix)
- Leverage the HUR Replication to meet the RPO requirements for DR for production
- Leverage the installed Hitachi management and monitoring tools for managing upgraded storage environment and new VSP added in Centennial DC.
- Monitoring and Management of the Storage environments in the Centennial and Phoenix DC
- Assess the servers which will be retained in Woodland Hills and Rancho Cordova and backup options (local/remote) will be developed based on the assessment outcome

Storage Infrastructure – Centennial Data Center

The diagram below depicts the High Level Storage and Backup architecture at Primary DC


Virtual Machine 5
NBU OpsCenter
Reference Architecture
UCS 2100
UCS 2100
FCOE
UCS 6296
UCS 6296
10G
1x Master Server
2x Media Server
2x Media Server
2x Media Server
10G
10G G FC
8GB FC
10G
8 GB FC
Nexus 56128
MDS 9513
10 GB
8GB FC
8GB FC
8GB FC
262TB
950 TB
772 TB
114TB
600 TB
VSP
VSP
HDS HNAS 4080
Primary tier
Storage (HDS)
Backup Storage
Sepaton
Tape Library
Spectra Logic
IRON Mountain

Figure: High Level Storage and Backup architecture at Primary DC - Centennial

VSP Architecture

The VSP Architecture for both DC1 and DC2 is as depicted below.


HDS - VSP
Nexus 56128
4x1.6TB Flash
Usable:
4.80TB
Tier 1
64 x 900GB FC
Usable:
37.30TB
Tier 2
16x3TB FC
Usable:
32.10TB
Tier 3
460x900GB FC
Usable:
188.7TB
HNAS
VDI Disk
Production and Non-Production
Hitachi Dynamic Tiering
32 FC Ports
288GB Cache
262.9 TB
HNAS 4080 Gateway
Centennial Data Center
HDS -VSP
Nexus 56128
4x1.6TB Flash
Usable:
4.80TB
Tier 1
32x900GB FC
Usable:
18.90
Tier 2
8x3TB FC
Usable:
15.70TB
Tier 3
16/900GB FC
Usable:
12.60TB
HNAS
VDI Disk
Production and Non-Production
Hitachi Dynamic Tiering
32 FC Ports
96GB Cache
52TB
HNAS 4060 Gateway
Phoenix Data Center

Figure: VSP Architecture

The reference for the detailed architecture of proposed Storage Infrastructure at Centennial (DC1) & Phoenix (DC2) is available in the ITO Phase 1 Solution Document.

VSP Capacity Summary – Centennial

Storage Array	Usable Capacity – ITO Phase 1	Usable Capacity - ITO Upgrade	Total Usable Capacity
HDS VSP #1	263 TB	965 TB	1228 TB
HDS VSP #2	0	772 TB	772 TB
Total Usable Capacity at Centennial DC			2 PB

VSP Storage Disk Configuration

VSP Storage Pool Configuration:

- All storage pools will be configured using standard pool build layout design given in below table.

- Each Standard Pool build produce 193 TB of Usable Capacity after the raid overhead + Hot Spares.
- Total No. of pools in VSP 1 Upgrade – 5 x 193 TB = 965 TB usable capacity
- Total No. of pools in VSP 3 New Install - 4 x 193 TB = 772 TB usable capacity

Standard Pool Build

Tier 1	Disk Type	RAID	RAID Type	Usable (TB) Ask	Tier (%)	RAID Groups Required	Usable (TB) Configured	Disks	HS
Disk Tier1	3.2 TB Flash module Drive	5	7D+1P	165	13.00%	1	21	8	1
Disk Tier2	1.2 TB 10K rpm SAS 2.5" Drive	6	14D+2P		54.00%	8	120	128	2
Disk Tier 3	4TB 7.2Krpm NL-SAS 3.5" Drive	6	14D+2P		33.00%	1	52	16	2
HNAS VDI Disk	900GB 10K rpm SAS 2.5" Drive	0	0	0	N/A	0	0	0	0
					Total	71	193	564	13

Storage Infrastructure – Phoenix Data Center

The diagram below depicts the High Level Storage and Backup architecture at Secondary DC



Virtual Machine 5
NBU OpsCenter
Reference Architecture
UCS 2100
UCS 2100
FCOE
UCS 6296
UCS 6296
10G
1x Master Server
2x Media Server
2x Media Server
10G
10G
8GB FC
8 GB FC
10G
Nexus 56128
MDS 9513
(Phase 1)
8GB FC
10G
10G
8GB FC
8GB FC
52TB
(Phase 1)
772 TB
(Phase 2)
VSP
54TB
(Phase 1)
418 TB
(Phase 2)
HDS HNAS 4060
Primary tier Storage (HDS)
Backup Storage Sepaton
Tape Library Spectra Logic
IRON Mountain

Figure: High Level Storage and Backup architecture at Secondary DC - Phoenix

VSP Capacity Summary – Phoenix

Storage Array	Usable Capacity – ITO Phase 1	Usable Capacity - ITO Upgrade	Total Usable Capacity
HDS VSP #1	52 TB	772 TB	824 TB
Total Usable Capacity at Phoenix DC			824 TB

VSP Storage Disk Configuration

VSP Storage Pool Configuration:

- All storage pools will be configured using standard pool build layout design given in below table.

- Each Standard Pool build produce 193 TB Usable Capacity after the raid overhead + Hot Spares.
- Total No. of pools in VSP Upgrade – 4 x 193 TB = 772 TB usable capacity

Standard Pool Build

Tier 1	Disk Type	RAID	RAID Type	Usable (TB) Ask	Tier (%)	RAID Groups Required	Usable (TB) Configured	Disks	HS
Disk Tier1	3.2 TB Flash module Drive	5	7D+1P	165	13.00%	1	21	8	1
Disk Tier2	1.2 TB 10K rpm SAS 2.5" Drive	6	14D+2P		54.00%	8	120	128	2
Disk Tier 3	4TB 7.2Krpm NL-SAS 3.5" Drive	6	14D+2P		33.00%	1	52	16	2
HNAS VDI Disk	900GB 10K rpm SAS 2.5" Drive	0	0	0	N/A	0	0	0	0
					Total	**71**	**193**	**564**	**13**


MDS 9513
Nexus 56128
HDS – VSP1
HDS – VSP3
HDS -VSP2
MDS 9513
Nexus 56128
Production and Non-Production
Hitachi Dynamic Tiering
Tier 1
Tier 2
Tier 3
HNAS VDI Disk
32x3.2TB Flash Usable: 84TB
512x 1.2TB FC Usable: 480TB
64x4TB FC Usable: 208TB
32 FC Ports 288GB Cache 262.9TB + 965TB
32 FC Ports 288GB Cache 772TB
32 FC Ports 96GB Cache 52TB + 772TB
4x1.6TB + 40x3.2TB Flash Usable: 4.80TB+105TB
HUR
HNAS 4080 Gateway
HNAS 4060 Gateway
Centennial Data center
Phoenix Data Center

Figure: High Level Storage Allocation

Regional Sites – Storage Configuration

VSP Capacity Summary – Centennial

Storage Array	Usable Capacity – ITO Phase 1	Usable Capacity - ITO Upgrade	Total Usable Capacity
HDS HUS 150 Woodland Hills	0	30 TB	30 TB
HDS HUS 150 Rancho Cordova	0	25 TB	25 TB
Total Usable Capacity at Regional Sites			55 TB

3.1.5.2. Service Deliverables

- Design, build and manage scalable, reliable online and offline storage environment in the primary and secondary DC's.
- Logical Separation of Storage infrastructure for Federal and Commercial applications and data.
- Storage Management Tools for live monitoring and notifications for all the Storage components in the Data center.

3.1.5.3. Steady State Support Deliverables

Solution	Description
Solution Highlights	▪ A dedicated onsite / offshore delivery team performing all in-scope activities
Support Coverage	▪ 24x7 dedicated support – Offshore/Onsite (Commercial) with on call ▪ 24x7 Onshore support: o 8x5 dedicated support – (Federal onsite) with the rest on call
Delivery Location	▪ Onsite - Health Net offices ▪ Offshore – Bangalore (India) ; Coimbatore (India)

The high level activities of storage and backup services are described below:

Level 1 Services: Storage

L1 Services will be provided in accordance with the procedures documented in the SOPs and will include the following:

L1 Team	▪ FC / director port monitoring
	▪ Array event monitoring
	▪ Storage array performance monitoring
	▪ Disk drives health monitoring
	▪ Array disk space capacity monitoring and reporting
	▪ Event monitoring
	▪ Storage controller Monitoring (CPU) and reporting
	▪ Where applicable, keep Health Net informed and notified on the status and progress

Level 2 Services: Storage

L2 Services will be provided in accordance with the procedures documented in the SOPs and will include:

- Incident management services
- Change management services

L2 Team	▪ LUN/Meta device configuration (creation, deletion, allocation)
	▪ Host systems configuration in the array manager (addition, modification)
	▪ Array event analysis
	▪ FC / HBA configuration in the host server
	▪ Multi-path configuration
	▪ Port configuration
	▪ Zone configuration
	▪ Event analysis

Types of incidents include following:

Server Monitoring	
L2 Team	▪ Storage availability
	▪ Space, Memory and Cache
	▪ Unauthorized / Inactive User Access
	▪ Backup
	▪ Disk space utilization
	▪ Security and configuration exception alerts

Basic Administration	
L2 Team	▪ Startup/shutdowns of Storage and Backup
	▪ Additional Space allocation
	▪ Initial troubleshooting and incident management
	▪ Set up storage and backup auditing

Level 3 Services: Storage

All unknown / new errors and problems will be resolved by L3 Storage Support group. This team will work with Vendors when required.

L3 Team	▪ Storage array performance analysis
	▪ Hardware modification (replacement/ expansion)
	▪ FC / HBA hardware modification (replacement/ expansion)
	▪ Device parameter configuration
	▪ Fabric firmware upgrade / management

3.1.5.4. Assumptions

The following are the assumptions considered under Storage:

- Cognizant will work with Health Net to ensure License compliance
- Advance notice for any large project with space requirement above the 10% additional capacity Intrust
- Federal and Commercial servers may be physically co-located in the same storage but logically separated.
- The incumbent to supply details of current storage environment on the following during assessment phase:
    - IOPS
    - Performance
    - HUR capabilities
    - Capacity utilization

3.1.5.5. Dependency

The following are the dependencies considered under Storage:

- Detailed server level capacity requirements for the data migration
- Application Level performance requirements
- Health Net to facilitate access or details to the incumbent DC Storage infrastructure during the low-level Assessment/design phase to gather required information.

3.1.5.6. Risk and Mitigations

No	Risk Description	Probability	Impact	Mitigation Strategy
1	Host Compatibility Issues	Medium	High	Prior to the Host integration and the storage, detailed host compatibility exercise to be carried out and appropriate firmware, drivers to be installed/updated.

3.1.6. Backup

Backup Infrastructure built in the Centennial DC and Phoenix DC will be utilized to meet the backup requirements for the newly built servers and servers which are getting migrated from incumbent data center. This solution covers the design and approach for preparing the existing backup infrastructure by upgrading the backup storage capacity and adding more tape drives and tape medias in the tape libraries.

Detailed Backup Infrastructure design is described in the ITO Phase 1 Solution Document.

3.1.6.1. Solution Approach

Cognizant will build backup pools to support ITO, which will be logically separated from Federal backup pools using dedicated VLAN. Following upgrades or addition will be made to back environment for supporting ITO asset data backup.

- Build infrastructure for Storage and Backup
  - Build different pools support Federal and Commercial separation
  - Dedicated VLAN for Backup for network based backup clients.
  - LAN Free (SAN-based) backups to be used for servers exceeding a defined storage capacity threshold > 600GB
  - Encryption will be enabled for data at rest
- Design/move current processes to CTS, but for some backups we may need to adjust the process to support HNT requirments. Creating implementation Plan Procurement of required infrastructure
- Upgrade the Sepaton Storage Capacity by adding additional SRE nodes
- Upgrade the Tape Libraries by adding additional 99 (66 for Centennial and 33 for Phoenix) LTO-6 Tape Drives
- Upgrade the Spectra Logic Tape Library to add more slots(2300 for Centennial and 1900 for Phoenix) for a total of 4200 tapes
- Add additional NetBackup Media Servers to handle the increased backup load
- Add AIR+OST License and configure to use for NBU Servers and Sepaton
-
- Cognizant understands that all the backup media is owned and maintaied by Iron Mountain for Health Net. Cognizant will access these backups for any restoration and proposes to retain/lift & shift small setup of existing Incumbent Backup plaform to restore historical backup in Cognizant DC
- Tape Libraries in Boulder, Rancho Cordova and Woodland Hills will be assessed and necessary steps will be taken for future restoration purposes

Backup Environment

Backup Software

Cognizant would implement Symantec NetBackup as the data center backup and recovery technology. Symantec NetBackup 7.5 provides a comprehensive yet integrated approach to protecting data for next generation data centers.

Backup Infrastructure Features

- An highly agile and enterprise backup and recovery solution
- The Sepaton's patented Content Aware™ de-duplication technology delivers the fastest time to safety and most efficient capacity reduction of any solution available today
- The only data protection solution that can effectively de-duplicate separate parallel backup streams (multi stream) and across multiplexed data volumes, as required for large database environments such as Oracle, DB2 and SQL
- Delta Scale™ architecture makes it easy to increase storage capacity and maintain performance as your needs grow
- Enables fast and secure replication and transmission of massive backup volumes to remote disaster recovery sites over a wide area network. Replication is performed automatically
- Byte differential Content Aware™ de-duplication reclaims storage space continuously as it operates, freeing capacity sooner and saving administration time
- Symantec NetBackup OST features such as Auto Image Replication (A.I.R.), Optimized Synthetic Backups, GRT and Symantec NetBackup Accelerator, which we have purchased the licenses but it will be implemented in later projects
- Delta Scale™ architecture's secure multi-tenancy capability allows data managers to allocate performance, capacity bandwidth and quality of service as needed by their enterprise's various segments, departments and business units
- Encrypts data at rest while maintaining its blazing fast time to safety and industry-leading backup performance (Sepaton S2100-ES3's encryption of data at rest capability integrates with industry standard interoperability protocols for encryption key managers (EKM) that are compliant with industry-standards)

Backup Data Flow Diagram


Physical servers
1.2
Backup Server
Server
Server
Server
Each server will have Multiple HBA And NIC Cards
LAN
2
2
Step 2
the server send/receive the data to be backup via a third SAN connection dedicated to the server
virtual servers
Server
Server
Server
Only ESX servers will have Multiple Storage and Network connections
Backup Server (multiples)
1. Manages the Backup strategy
2. interface for user to backup and restore
1 for backup
2 for data
2 SAN
1
Step 1
1. Data is sent/received to the server being back up
2. Metadata is sent to the backup server
2 for data
1 for backup
Step 3 and 4
3. Data is backup to tape
4. Tapes are taken offsite by Iron mountain
Media Server
1. Manages the Library and tapes
16
8
60
Pull tapes
Sent to Iron Mountain
VSP Storage
Sepaton
Spectra Logic
Iron Mountain
(Offsite)

Figure: Data Flow Diagram

Backup to Tape

The disk-to-disk-to-tape (D2D2T) combination allows backup administrators to have the following: keeping off-site backups in Iron Mountain location, while retaining fresh backups on disk for ultrafast restores. The D2D2T model uses a two-tiered architecture that can effectively handle both near-line and archival data. Dual-stage disks and automated tape backup effectively address the data protection gaps and performance limitations that result when either technology is used individually, enhancing a Health Net's existing tape backup process. All the backups to tape and disk will be encrypted.

Note: Health Net will own the Iron Mountain contract and relationship.

NDMP Backup

Symantec NetBackup for NDMP helps provide reliable, high-performing backup and recovery services for NDMP enabled Network Attached Storage (NAS). To streamline operations, NetBackup for NDMP extends its advanced media management and virtually unlimited scalability via the Network Data Management Protocol (NDMP).

NDMP facilitates communication between Symantec NetBackup for NDMP and a NDMP server application to initiate backup and restore tasks. This communication integrates the protection of NAS into a consolidated, Data center - strength backup solution:

Backup Operations

Support Team (Backup Operations) shall maintain the approved list, Backup details & policy for all the Servers , Application and data that are to be backedup. Backup team will review backup requirement at regular intervals with HealthNet and based on the RPO & RTO.

Sepaton Encryption

- Hardware-accelerated compression and encryption
- Leverages high-performance HiFn DX 1845 to do compression and encryption in unified pipeline
- Massive bandwidth provides compression and encryption throughput for 2 x 8Gbps Fiber Channel ports ingesting data with 100% change rate per SRE node
- Key management is external to VTL using an OASIS KMIP-compatible key manager (or the HP proprietary Enterprise Key Manger or the SafeNet Enterprise Key Manager which are both supported by our architectural approach)
- Communication with the Key Manager is via the CryptSoft KMIP SDK
- Provides linear scalability as SRE nodes are added to the system
- Performs predictably - no CPU performance impact on ingest or de-duplication processing
- All customer data is encrypted before landing on disk
- Encryption keys never stored on disk

Sepaton Key Management

Key Management Availability: The VTL only needs to access the key manager at startup. The key is cached in memory (not on disk) while the VTL is running. At boot time the system interrogates the list of key managers (up to nine of them) to get the key. If no key manager responds, the system goes into maintenance mode. You can safely take key managers down for system maintenance once the Sepaton system has retrieved the key.

For security reasons, the VTL never stores the key on disk. It always checks for a key on reboot so that IT can revoke the key (or more commonly) disable the key manager in the event of a data center-wide security intrusion. If this were to happen, shut down the key manager and reboot the VTL to prevent access to live data on the VTL.

Spectrologic Encryption

Spectra logic will be using Spectra BlueScale encryption key management. Spectra Logic BlueScale encryption key management provides an easy-to-use interface that lets Cognizant to quickly implement Spectra Logic encryption. The key is automatically handled in multiple software layers, as well, so it is not apparent to the end user. LTO tape drives use AES-256 bit encryption keys generated within BlueScale to encrypt data. This data cannot be read until it is decrypted, which requires the use of the same key that was used during data encryption. This kind of encryption requires creation, tracking and protection of the encryption keys. The life cycle of a BlueScale encryption key includes the following stages:

- Encryption User Definition

- Key Creation/Deletion
- Key Escrow
- Key Use in Data Encryption/Decryption

The following encryption type will be used:

- Professional (32 keys)

Note: See the following link for more details on Spectra logic encryption:

(https://www.spectralogic.com/index.cfm?fuseaction=home.displayFile&DocID=1902)

Backup Overview – Primary DC (Centennial)

- The expanded backup solution to support ITO at Centennial DC will be utilized to protect the Federal and Commercial servers either moving from incumbent DC's or installed in Centennial DC
- Federal and Commercial backup data will be logically separated by creating separate backup pools at Sepaton and Tape Library.
- Cognizant to implement A.I.R (auto image replication) with the Sepaton device, which allows DC1 Sepaton to replicate to DC2 Sepaton. For now, the design will have the data moved from source via dedicated backup VLAN or LAN-Free to the Sepaton device where it utilize tools like de-duplication and compression. Once it has arrived in the Sepaton the data will be laid out in a pre-defined structure (LLD – low level design phase). After the data meets pre-defined qualification (LLD – Low level design phase) the data then will be moved to the Spectra logic to either a Federal pool or Commercial pool. Lastly, in the Spectra Logic device will have pre-defined qualification (during LLD) to move the tape to a remote location using Iron Mountain.
- Add 3 NBU Media Servers to the existing backup infrastructure (2 for Commercial and 1 for federal)
- Upgrade the Sepaton Storage by adding SRE nodes and controller to provide additional 600 TB Backup Storage.
- Upgrade the SpectraLogic Tape Library by adding 2300 Tape Slots and 66 LTO-6 FC Tape Drives.

NBU Appliance Sizing

Component	ITO Phase 1 Sizing	ITO Upgrade	Total
NBU Master Server	1	0	7
NBU Media Servers	3	3	
NBU License	40 TB	960 TB	1000 TB

Sepaton Storage Sizing

Component	ITO Phase 1 Sizing	ITO Upgrade	Total
Sepaton Capacity	114 TB	600 TB	714 TB

SpectraLogic Tape Library Sizing

Component	ITO Phase 1 Sizing	ITO Upgrade	Total
T950 Tape Slots	700	2300	3000
LTO-6 FC Tape Drives	16	66	82

Backup Overview – Secondary DC (Phoenix)

- The expanded backup solution to support ITO at Phoenix DC will be utilized to protect the Federal and Commercial servers either moving from incumbent DC's or installed in Phoenix DC.
- Federal and Commercial backup data will be logically separated by creating separate backup pools at Sepaton and Tape Library.
- Cognizant to implement A.I.R (auto image replication) with the Sepaton device, which allows DC1 Sepaton to replicate to DC2 Sepaton. For now, the design will have the data moved from source via dedicated backup VLAN or LAN-Free to the Sepaton device where it utilize tools like de-duplication and compression. Once it has arrived in the Sepaton the data will be laid out in a pre-defined structure (LLD – low level design phase). After the data meets pre-defined qualification (LLD – Low level design phase) the data then will be moved to the Spectra logic to either a Federal pool or Commercial pool. Lastly, in the Spectra Logic device will have pre-defined qualification (during LLD) to move the tape to a remote location using Iron Mountain.
- Add 2 NBU Media Servers to the existing backup infrastructure (commercial and federal)
- Upgrade the Sepaton Storage by adding SRE nodes and controller to provide additional 418 TB Backup Storage.
- Upgrade the SpectraLogic Tape Library by adding 1900 Tape Slots and 33 LTO-6 FC Tape Drives.

NBU Appliance Sizing

Component	ITO Phase 1 Sizing	ITO Upgrade	Total
NBU Master Server	1	0	5
NBU Media Servers	2	2	
NBU License	10 TB	590 TB	600 TB

Sepaton Storage Sizing

Component	ITO Phase 1 Sizing	ITO Upgrade	Total
Sepaton Capacity	54 TB	418 TB	472 TB

SpectraLogic Tape Library Sizing

Component	ITO Phase 1 Sizing	ITO Upgrade	Total
T950 Tape Slots	100	1900	2000
LTO-6 FC Tape Drives	6	33	39

3.1.6.2. Service Deliverables

- Design, build and manage scalable, reliable online and offline storage environment in the primary and secondary DCs
- Logical separate Backup setup for Federal and Commercial applications and data
- Deploy Disk-to-Disk backup and Disk-to-Tape data vaulting
- Encryption for data at rest by leveraging the Sepaton and SpectraLogic encryption mechanism.
- Tape Offsite Management for long term retention and retrieval.

3.1.6.3. Steady State Support Deliverables

Solution	Description
Solution Highlights	▪ A dedicated onsite / offshore delivery team performing all in-scope activities
Support Coverage	▪ 24x7 dedicated support – Offshore/Onsite (Commercial) with on call ▪ 24x7 Onshore support: o 8x5 dedicated support – (Federal onsite) with the rest on call
Delivery Location	▪ Onsite - Health Net offices ▪ Offshore – Bangalore (India) ; Coimbatore (India)

Level 1 Services: Backup and Recovery

L1 Services will be provided in accordance with the procedures documented in the SOPs and will include the following:

L1 Team	▪ Proactive monitoring and management of the backup environment (Client / Catalog Backup Jobs)
	▪ Troubleshooting and preliminary investigations of problem tickets
	▪ Unresolved tickets escalating to L2 team (whenever necessary)
	▪ Updating the problem tickets as per the observations and preliminary investigations
	▪ Monitoring backup server logs, OS logs, alert logs, event logs.

	▪ Maintaining and updating the log register
	▪ Monitoring of Scratch Pools

Level 2 Services: Backup and Recovery

L2 Services will be provided in accordance with the procedures documented in the SOPs and will include the following:

L2 Team	▪ Updating operation handbook / Run books.
	▪ Automation of backup jobs through scripting
	▪ Updating the design documents with respect to changes implemented
	▪ Troubleshooting, configuration management, Implementing changes
	▪ Restarting of failed backup jobs or running the jobs manually (whenever required)
	▪ Client configuration or de-configuration support
	▪ Coordinate hardware and software vendor technical support
	▪ Master / Media server configuration

Level 3 Services: Backup and recovery

L3 Services will be provided in accordance with the procedures documented in the SOPs and will include the following:

L3 Team	▪ Hardware configurations (Tape, Drive, VTL, etc.)
	▪ Handle backup / Restore requests
	▪ Create / delete / modify storage pools
	▪ Diagnosing, analyzing, performance management and capacity planning
	▪ Configuring backup/Recovery policies and maintaining record of changes to policies
	▪ Implementing best practices and recommendations (Data Depute)
	▪ Resolving escalated issue and creating the K.E.D.B. Conducting Root Cause Analysis (RCA) on Severity 1/2 issues

3.1.6.4. Assumptions

The following are the assumptions considered under Backup:

- Health Net to provide and own the Iron Mountain contract for Tape offsite management.

3.1.6.5. Dependency

The following are the dependencies considered under Backup:

- Health Net to perform acceptance testing and sign-off on the following:
  - Backup Performance (LAN and LAN-Free)
  - RTO and RPO

3.1.6.6. Risk and Mitigations

No	Risk Description	Probability	Impact	Mitigation Strategy
1	Host Compatibility Issues	Medium	High	Prior to the Backup Client configuration, detailed host compatibility exercise to be carried out to rule out compatibility issues between backup software, host operating system and application software's. Necessary Firmware/Drivers to be updated.

3.1.7. Middleware

3.1.7.1. Solution Approach

The future architecture of the middleware will be similar to the current setup. Below is the overall environment that Cognizant will setup and manage

- WebLogic servers
- IIS
- BizTalk
- Apache
- Site Minder
- Oracle Service Bus

Cognizant strategy towards middleware migration will be to continue the same architecture and schematics at the start of the engagement. The basic approach will be to maintain the same cluster environment and configurations at the application level.

The current Middleware landscape in Health Net ITO environment is illustrated below:

Current Landscape in Health Net	
Technology	**No of Instances**
WebLogic 7.0, 8.1, 8.1.5, 9.1, 9.2, 10.0.1, 11gR1	200
IIS 5.x, 6.x, 7.x	100
BizTalk	10

As per Health Net technology road map the existing TIBCO applications are to be migrated to WebLogic gradually. Cognizant is planning for AS IS migration from existing Data Center to the cognizant Data Centers.

3.1.7.2. Service Deliverables

- Build , Migrate and support the Middleware environment
- Create and maintain Design, Build and Run book documents

3.1.7.3. Steady State Support Deliverables

Solution	Description
Solution Highlights	▪ A dedicated onsite / offshore delivery team performing all in-scope activities
Support Coverage	▪ 24x7 dedicated support – Offshore/Onsite (Commercial) with on call ▪ 24X7 Onshore support o 8x5 dedicated support – Onsite (Federal) with the rest on call
Delivery Location	▪ Onsite - Health Net Offices ▪ Offshore – Bangalore

The high level activities for Middleware services are mentioned below:

Level 1 Services

L1 Services will be provided in accordance with the procedures documented in the SOPs and will include the following:

L1 Team	▪ Logging and Tracking requests ▪ Contribute information to knowledge base
	▪ Perform initial troubleshooting to determine the nature of the issue
	▪ Create ticket and log all troubleshooting steps performed
	▪ Escalate unsolved issue to Level -2
	▪ Direct call handling from Health Net – Service request
	▪ Start/stop instances
	▪ Deploy applications
	▪ Check build logs
	▪ Web/App server Instance/Cluster Member creation through Automated Scripts
	▪ Deploying Applications via Automated Scripts
	▪ Validating Prerequisites
	▪ Web /app Server Installation via Automated Scripts ▪ Web/App Server Checklist/verification via Defined Process

	▪ Check Build Logs
	▪ Web/App server Performance Monitoring / Perform incident analysis
	▪ Generating Performance reports from log files
	▪ Generate reports/ Distribute reports

Level 2 Services

L2 Services will be provided in accordance with the procedures documented in the SOPs and will include:

L2 Team	▪ Create and modify build script
	▪ Diagnose common build and deploy problems
	▪ Analyzing performance reports
	▪ Web/application server performance monitoring
	▪ SSL configuration and certificate management
	▪ Create Environment Map
	▪ Perform Build and Deployments
	▪ Diagnose Common Build/Deploy Problems
	▪ Web/App server Performance Monitoring
	▪ Analyzing Performance reports
	▪ Integrating Webserver for Single Sign On functionality
	▪ SSL Configuration and Certificate Management
	▪ Install and Configure other Tools commonly used/ Supporting Other Tools
	▪ Report analysis
	▪ Contribute information to knowledge base
	▪ Identification of improvement opportunities
	▪ Working with OEM/3rd party vendors for problem resolution and break fix resolutions
	▪ Escalate any technical problem to L3 team when necessary
	▪ Implementation of Service improvement plan / Best practices
	▪ Create and update KEDB (Knowledge Event Database).
	▪ Hardening of servers

Level 3 Services

All unknown / new errors and problems will be resolved by L3 Middleware Support group. This team will work with Vendors when required.

L3 Team	▪ Java/Admin Console Administration - Advanced Administration
	▪ Writing/Updating Webserver/web-Application start, stop scripts / Creating WAS Image
	▪ Work on Severity 1/critical incidents
	▪ Work on Incidents escalated by L2 team and document the resolution for future references
	▪ Shell / Perl scripting with respect to Web/App server Admin Tasks
	▪ Creating Ant/JACL/JAYTHON scripting with respect to Web/App server Admin Tasks
	▪ Heap Dump/ Java Core File Analysis
	▪ Web/App server Performance Tuning / Capacity planning
	▪ Web/App Server Migration
	▪ Diagnose Critical Build/Deploy Problems
	▪ Patch Administration - Selecting the Patch/Downloading/Applying/Testing for the First Time
	▪ Minimizing downtime by checking planned maintenances and new implementations
	▪ Planning and implementation of Continuous improvement Plan
	▪ DR Planning
	▪ Cluster Design
	▪ Taking Change Board Approval
	▪ Define standards / Define strategy
	▪ Review and Approve information submitted to knowledge base
	▪ Knowledge gap analysis
	▪ Identification of improvement opportunities

3.1.7.4. Assumptions

The following are the assumptions considered under Middleware:

- Target versions of Middleware components will be same as current environment.

3.1.8. Directory Services

3.1.8.1. Solution Approach

Current Architecture

Health Net has three forests HEALTHNET.COM, EXT.HEALTHNET.COM and FS.EXT.HEALTHNET.COM. HEALTHNET.COM is an internal forest and has 3 child domains HNCORP.HELATHNET.COM, FS.HEALTHNET.COM and RMT.HEALTHNET.COM as shown in the diagram below:


Boulder, CO (Target will be CTS DC)
EXT.HEALTHNET.COM
FS-EXT.HEALTHNET.COM
HEALTHNET.COM
FS
RMT
HN.CORP

Figure: Health Net Architecture

HEALTHNET.COM has no resource or user in it and for administrative use only. HNCORP is used for corporate and subsidiary users. FS is used for Federal users. EXT.HEALTHNET.COM, FS.EXT.HEALTHNET.COM, and RMT.HEALTHNET.COM are placed in DMZ for outside facing web and application servers. PRE, DEV, SYS, QAS, and TST are development environments and a replica of production.

Target Architecture

To meet the HealthNet Security and compliance requirement , Cognizant proposes a new active directory architecture to meet HealthNet Commerical and Federal requirement.

The Below diagram details the Proposed new AD Architecture


DMZ / Perimeter Network
Federal
Commercial
Healthnet.local
Compliance Forest
HNFS.Healthnet.local
Shared.healthnet.local
Corp.healthnet.local
External Domain
Partner
Transition
Transition
Partner
Two way trust
Legacy Forest (Healthnet.com)
Two way trust
FS.EXT.healthnet.com
FS.healthnet.com
HNCorp.healthnet.com
EXT.healthnet.com
Pre-Prod
Pre-Prod Environment
HNFS.Pre-Prod
Corp.Pre-Prod
Root - Prod
Commercial
Federal
Shared
Compliance
EXT Domain
DMZ
Pre-Prod
Legacy
Cognizant Datacenter
Test
Dev
Quarantine
Test
Dev
Quarantine

<u>Proposed AD logical Architectue in Primary (Centennial) Datacenter</u>


DMZ / Perimeter Network
Federal
Commercial
Healthnet.local
Compliance Forest
HNFS.Healthnet.local
Shared.healthnet.local
Corp.healthnet.local
External Domain
Partner
Transition
Transition
Partner
Two way trust
Legacy Forest (Healthnet.com)
Two way trust
Centennial Datacenter
FS.EXT.healthnet.com
FS.healthnet.com
HNCorp.healthnet.com
EXT.healthnet.com

Figure: Proposed AD Architecture in Primary DC

Proposed AD logical Architectue in Primary (Phoenix) Datacenter


Federal
Commercial
DMZ / Perimeter Network
Healthnet.local
Compliance Forest
HNFS.Healthnet.local
Shared.healthnet.local
Corp.healthnet.local
Partner
Transition
Transition
Partner
External Domain
Two way trust
Legacy Forest (Healthnet.com)
Two way trust
FS.EXT.healthnet.com
FS.healthnet.com
HNCorp.healthnet.com
EXT.healthnet.com
Pre-Prod
Pre-Prod Environment
HNFS.Pre-Prod
Corp.Pre-Prod
Test
Dev
Quarantine
Test
Dev
Quarantine
Phoenix Datacenter

Figure: Proposed AD Architecture in Secondary DC

Cognizant would build new Active directory in both datacenter which meets the security guidelines outlined by Health net Security Team (InfoSec Team). Active directory solution is detailed in the Security Solution document HN_CTS_SOW4(IT)_Ex_A-3-3(security solution)

3.1.8.2. Service Deliverables

- Design, Build the Directory services in cognizant DC
- Transfer all FSMO roles (Active Directory specific roles) to new domain controllers
- Create and maintain Build and Run book documents
- Testing and Validate replication of Active Directory objects to new domain controllers
- Support the Windows CA's integrated with AD for internal PKI which Health Net leverages

3.1.8.3. Steady State Support Deliverables

Solution	Description
Solution Highlights	▪ A dedicated onsite / offshore delivery team performing all in-scope activities
Support Coverage	▪ 24x7 dedicated support – Offshore/Onsite (Commercial) with on call ▪ 24X7 Onshore support o 8x5 dedicated support – Onsite (Federal) with the rest on call

Solution	Description
Delivery Location	▪ Onsite - Health Net Offices ▪ Offshore – Bangalore

Cognizant directory service support team will organize in L1 / L2 / L3 groups providing monitoring and management services. This team will be a part of the overall platform services team and not an isolated separate tower. The delivery model for Directory Services platform is covered in the above section no. 3.1.4.3.

The high level activities for Directory services are mentioned below:

Support Services

L1/L2/L3 Team	▪ Logging and Tracking requests
	▪ Perform initial troubleshooting to determine the nature of the issue
	▪ Create ticket and log all troubleshooting steps performed
	▪ Escalate unsolved issue to Level -2
	▪ User Administration
	▪ Management and creation of policies, rules and permissions
	▪ Password reset / Account management
	▪ Create/modify group
	▪ Create/Modify GPO
	▪ Adding new RIS/WDS/SMS OS images
	▪ Management of schema , site services , replication , group policy
	▪ Create/manage Site links / trust / inter forest trusts / OU structure
	▪ Working with OEM/3rd party vendors for problem resolution and break fix resolutions
	▪ Escalate any technical problem to L3 team when necessary
	▪ Implementation of Service improvement plan / Best practices
	▪ Create and update KEDB (Knowledge Event Database).
	▪ Generate reports/ Distribute reports
	▪ Delegate permission /
	▪ Designing the Group Policy requirements
	▪ Participation in the CAB / Architecture Board

	▪ Backup and restore of objects
	▪

3.1.8.4. Assumptions

The following are the assumptions considered under directory services:

- Novel eDirectory and Sun One Directory Services shall be removed (decommissioned) from the Health Net system
- Existing domain controllers are running on Windows Server 2003 or 2008 R2

3.1.8.5. Dependency

The following are the dependencies considered under directory services:

- Application migration needs to be done by respective application owners
- Application testing if any needs to be performed by application teams due to change in AD Schema
- Directory services depends on DNS heavily, as Health Net is using Infoblox appliance it should be migrated first.

3.1.8.6. Risk and Mitigations

S.No	Risk Description	Probability	Impact	Mitigation Strategy
1	New domain structure might cause issues with applications dependent on directory services			The applications compatibility must be thoroughly tested against the New AD in dev/test environment before moving on to production

3.1.9. DNS/DHCP

3.1.9.1. Solution Approach

Current Architecture

Health Net currently has a mix of Windows and INFOBLOX appliance for DNS and DHCP service. Cognizant understands the decommission plan of windows servers (if required) and all DNS and DHCP services into INFOBLOX.

DNS and DHCP service has been segregated for commercial and federal segments for internal DNS and DHCP requests. These are configured in pairs of redundancy. Boulder data center holds the primary service and geographical redundancy has been added at Gold Pointe for commercial and at Aerojet for Federal. Additional appliance has been placed for caching internet bound DNS queries.

External DNS Nameserver are placed in DMZ for DNS queries by external clients, holds secondary external zones and do not allow recursion or dynamic DNS updates.

Target Architecture

Cognizant Centennial data center will replicate the DNS and DHCP service architecture using Infoblox appliance. All existing DNS zones and DHCP scopes will be carried forward as is. Count of Infoblox appliance will be maintained as per current setup.

3.1.9.2. Service Deliverables

- Implement and support DNS/DHCP
- Create and maintain Build and Run book documents

3.1.9.3. Steady State Support Deliverables

Solution	Description
Solution Highlights	▪ A dedicated onsite / offshore delivery team performing all in-scope activities
Support Coverage	▪ 24x7 dedicated support – Offshore/Onsite (Commercial) with on call ▪ 24X7 Onshore support o 8x5 dedicated support – Onsite (Federal) with the rest on call
Delivery Location	▪ Onsite - Health Net Offices ▪ Offshore – Bangalore

Cognizant DNS/DHCP support team will organize in L1 / L2 / L3 groups providing monitoring and management services. This team will be a part of the overall platform services team and not an isolated separate tower. The delivery model for Directory Services platform is covered in the above section no. 3.1.4.3.

The high level activities for the support services are mentioned below:

L1/L2/L3 Team	▪ Logging and Tracking requests
	▪ Perform initial troubleshooting to determine the nature of the issue
	▪ Create ticket and log all troubleshooting steps performed

[redacted]	▪ Configure/manage DNS
	▪ Adding new forward and reverse lookup zone
	▪ Transferring DNS zones
	▪ Adding/remove resource records
	▪ Configure/Manage DHCP
	▪ Modifying/manage existing scope
	▪ Mapping subnet to site
	▪ Working with OEM/3rd party vendors for problem resolution and break fix resolutions
	▪ Escalate any technical problem to L3 team when necessary
	▪ Implementation of Service improvement plan / Best practices
	▪ Create and update KEDB (Knowledge Event Database).
	▪ Generate reports/ Distribute reports

3.1.9.4. Assumptions

The following are the assumptions considered under DNS/DHCP:

- DNS/DHCP in Windows server shall be decommissioned at Cognizant Data Centre.

3.1.9.5. Dependency

The following are the dependencies considered under DNS/DHCP:

- Current configurations on Infoblox appliances need to be shared by the incumbent vendor
- Appropriate changes to be done on routers/switches to allow communication between clients and new Infoblox appliance for DHCP
- Application testing (if DNS server IP is hardcoded) needs to be performed by application teams due to change in DNS server
- Health Net to decide about decommissioning of existing appliances and DNS/DHCP servers in IBM Boulder data center.

3.1.9.6. Risk and Mitigations

The applications compatibility must be thoroughly tested against the new DNS server in dev/test environment before moving on to production.

3.1.10. Messaging and Collaboration

3.1.10.1. Solution Approach

The Health Net current email infrastructure consists of IBM Lotus Notes on Solaris and Windows 2000/2003 platform. Cognizant strategy towards Lotus Notes migration will be to continue the same As-is architecture. The basic approach shall be to migrate the existing lotus notes environment from incumbent DC to cognizant DC on new solaris platform.

- Provide system administration services including mailbox administration, add/move/delete, mailbox permissions, and creation of distribution lists and owners
- Perform application upgrades for messaging environment (e.g., service packs, hot fixes, and version/currency upgrades)
- Continue to use AXS-one for email archiving messages

E-mail Archiving - Lotus Notes Archival

- AXSone (AXS-One Archiving System 3.9) which is currently used by Health Net for Archiving solution and also for integrity, security, privacy and retention policy will be migrated to Cognizant datacenter

Current Archive Data count is :

Number of Archive Files	~50 TB

3.1.10.2. Service Deliverables

- Design , Build , migrate the Lotus Notes messaging environment
- Create and maintain Design, Build and Run book documents
- Support for Good, Video Conferencing & Same Time services

3.1.10.3. Steady State Support Deliverables

Solution	Description
Solution Highlights	▪ A dedicated onsite / offshore delivery team performing all in-scope activities
Support Coverage	▪ 24x7 dedicated support – Offshore/Onsite (Commercial) with on call ▪ 24X7 Onshore support o 8x5 dedicated support – Onsite (Federal) with the rest on call

Solution	Description
Delivery Location	▪ Onsite - Health Net Offices ▪ Offshore – Bangalore

The high level activities for Directory services are mentioned below:

Level 1 Services

L1 Services will be provided in accordance with the procedures documented in the SOPs and will include the following:

L1 Team	▪ Logging and Tracking requests
	▪ Perform initial troubleshooting to determine the nature of the issue
	▪ Create ticket and log all troubleshooting steps performed
	▪ Escalate unsolved issue to Level -2
	▪ Mailbox management – create/modify/delete
	▪ Create/modify/delete DL
	▪ E Mail Queue - Manual/automated
	▪ Establishing Mail Quotas
	▪ Moving User Mail Files
	▪ Restarting the Router
	▪ Setting a user for Mail Archiving
	▪ Managing Roaming Users
	▪ Creating/ Renaming/ Deleting Groups
	▪ Generate reports/ Distribute reports

Level 2 Services

L2 Services will be provided in accordance with the procedures documented in the SOPs and will include:

L2 Team	▪ Move mailbox between servers / stores
	▪ Check the database White space
	▪ Configure mailbox settings manually
	▪ Troubleshoot Email delivery issues
	▪ Create /Delete /Modify PFs
	▪ Backup administration of database and logs. Online and offline

	▪ Message Tracking / Mail queue analysis / Incoming and outgoing mail traffic
	▪ Creating Replicas on Multiple Servers
	▪ Creating an Organizational Policy
	▪ Implementing Mail Delivery Controls / Transfer Controls
	▪ Implementing Blacklist Tag and Whitelist Tag Mail Rule Conditions
	▪ Setting up Message Tracking
	▪ Setting up Message Recall
	▪ Extending an Notes ID Expiration Date
	▪ Changing a User's Location Within the Organizational Hierarchy
	▪ Working with OEM/3rd party vendors for problem resolution and break fix resolutions
	▪ Escalate any technical problem to L3 team when necessary
	▪ Implementation of Service improvement plan / Best practices
	▪ Create and update KEDB (Knowledge Event Database).

Level 3 Services

All unknown / new errors and problems will be resolved by L3 Support group. This team will work with Vendors when required.

L3 Team	▪ Work on Severity 1/critical incidents
	▪ Work on Incidents escalated by L2 team and document the resolution for future references
	▪ Patch Administration - Selecting the Patch/Downloading/Applying/Testing for the First Time
	▪ Review and Approve information submitted to knowledge base
	▪ Knowledge gap analysis
	▪ Identification of improvement opportunities

3.1.10.4. Assumptions

The following are the assumptions considered under messaging and collaboration:

- Incumbent to provide AD and Mail related permissions to Cognizant consultant during migration.
- In Notes Domino there are approx. 15,135 user mailboxes.

- There is ~50 TB data present in current archival solution, only these data can be considered for migration.
- Cognizant team will work in coordination with Health Net team to finalize the schedule for each migration.

3.1.10.5. Dependency

The following are the dependencies considered under messaging and collaboration:

- Current Lotus Notes Architecture and configuration documentation for assessment
- Access to Lotus Notes environment to Cognizant team for assessment activities
- Transfer of the email archival data to Cognizant
-

3.1.10.6. Risk and Mitigations

Risks	Impact	Mitigation
Clearly defined business requirements and objectives for target platform	Medium	Cognizant would work closely with Health Net to capture the business requirements and objectives of the target platform
Loss of data and/or business continuity during migration effort	High	This is a residual risk and can be managed by good programme communication and escalation processes
Migration preparation activities will not finish on time for planned migration	High	This activity will run parallel to design, build and validate and will be placed on the critical path of the project plan

3.1.11. Monitoring Tools

3.1.11.1. Solution Approach

Cognizant's Tools solution is designed to achieve an end state that integrates three key components of the tooling landscape, namely Service Assurance, Service Management and Service Automation. This core tooling capability is supplemented by a comprehensive reporting solution.

In order to achieve the above stated objective in the most cost efficient manner, Cognizant will use existing available tools where possible while bringing additional products to replace tools owned by incumbent that will not be available or fill the gaps in the current environment. The deployment of tools is planned in full synchronization with the data center migrations. This will ensure availability of full functionality tools platform for the data center management teams enabling them to work with effective collaboration while at the same time ensuring that there is

no impact to the existing services – irrespective of these being delivered form the existing or new data centers.

The key improvements brought about by the Cognizant solution are:

- Consolidation of multiple tools providing similar functionality in to single too wherever possible
- Full integration of all system monitoring in to a single-pane-of-view event manager acting as Manager of Managers
- Automation of ticket generation in to ServiceNow ITSM based on filtered and qualified alerts
- Integration of tools to a reporting engine enabling automated dashboard based reporting.

Solution consideration

Scope of monitoring solution are based on following component

- 100 transactions for Business applications
- 50 URL monitoring
- System monitoring includes 2400 Primary and 675 Fail-over servers
- 1250 Network Devices
- Citrix Application instance - 194
- MS SQL Database instance- 65 Active and 30 Failover
- MS Active directory instance- 5 Active and 5 Failover
- Oracle Database instance - 320 Active and 100 Failover
- Weblogic Application instance - 400 Active and 210 Failover
- BizTalk Server instances - 15 Active and 10 Failover

Tool Landscape

Cognizant's enterprise monitoring tools solution which has immense flexible and scalable architecture to support strategic requirement. Below diagram provides the overall Tools logical architecture.


Presentation Layer
Operational Dashboard (HP Omi, HP BSM)
SLM (ServiceNow)
Service Management
ServiceNow
Asset management
Incident management
Problem management
Change management
Configuration management
Service level management
Asset management
Manager of Manager
HP OMi
Capacity Management
Reporting
HP SHR
Automation
Server Provisioning
Cloud 360/vCloud
Desktop/Laptop
SCCM 2012
Exper touch
Element Manager
Server Monitoring
HP OML
Network & Link
HP NNMi
Xen desktop /VDI
Citrix tools HDX
Storage & backup
Native tools
Cisco H/W monitoring
UCS Mgr
End User Monitoring
HP BSM
Cognizant Primary DC
Cognizant Secondary DC

Figure: Tools Landscape

Following table provides the details of various tools that will be deployed for monitoring application and infrastructure services.

Technology	Availability Monitoring	Performance Monitoring (Used for Capacity Mgmt.)
Business Applications	HP BSM – BPM	HP Service Health Reporter
URLs	HP SiteScope	HP Service Health Reporter
Operating System	HP OML	HP Service Health Reporter
Network Device	HP NNMi	HP Service Health Reporter
Physical Server	Cisco UCS manager	
vSphere	vCenter	HP OM VSPI and vCenter
Storage	Hitachi Tuning Manager	Hitachi Tuning Manager

Technology	Availability Monitoring	Performance Monitoring (Used for Capacity Mgmt.)
NetBackup	Symantec NetBackup ***OpsCenter***	Symantec NetBackup
Virtual Disk Libraries	***Delta View manager***	Sepaton
Tape Disk Libraries	***Blue scale***	Spectra logic
VCloud Enterprise	Cloud 360	Cloud 360
Database	Oracle Enterprise Manager (OEM) 12c	Oracle Enterprise Manager (OEM) 12c

Note: Current Sniffer Solution (NAM 2320) is applicable to the Data Center. For the remote sites, the expectation is that the incumbent will continue to support those sites with the existing Sniffer available at those sites. During Phase 2 LLD discussions and Remote Site Support transition process, additional sniffer requirement for these Sites will be assessed and planned

High Level ESA Tools Solution

The figure below depicts the representation of the overall tools integration and IT user's operation model



Swivel Chair Integration
Health Net Infrastructure & Applications
System Hardware Monitoring
Tape Libraries Monitoring
Virtual Disk Libraries Monitoring
Storage Monitoring
Business Applications
URL Monitoring
Citrix Monitoring
System OS Monitoring
VSphere Monitoring
MS SQL, Oracle Database Monitoring
Active Directory
Weblogic Application
TIBCO
IIS, Biztalk Server
Network Monitoring
Cisco UCS
Spectra Logic
Sepaton
Hitachi Tuning Manager
HP BSM- BPM
HP SiteScope
Citrix EdgeSight, HP OM + Citrix SPI
HP OM
HP OM + VISPI
HP OM + DBSPI
HP OM + AD SPI
HP OM + Weblogic SPI
HP OM + TIBCO SPI
HP OM + MS Ent SPI
HP NNMI + iSPI
Events
HP OMI
Event Correlation & Analysis
(Manager of Manager)
ITSM
(Service Now)
IT Assent Management
(Service Now)
HP SHR
Reporting
(Capacity Management)
System & Network Admin
Legends
Eyeball View
Performance Data Flow
Events Flow

Figure: Operation Model

- HP tools will be integrated with HP Omi using built-in adaptors and other monitoring tools will be integrated with HP Omi through SNMP traps
- All the events from individual monitoring tools will be directed to HP Omi (MoM)
- Performance data from HP OML and HP NNM will be directed to HP Service Health Reports (includes SPI performance report)
- Cognizant's IT operations team will leverage HP Service Health Reporter to analyze Operating System, Database, Applications, Virtualization and Network performance
- HP Service Health report has a capability to capture historical data for a year to perform trend analysis

Proposed Tools Architecture for Federal Network



IT Service Management
ServiceNow
Federal Network
End User Monitoring – Synthetic
HP BPM
HP BPM
HP BPM
HP BPM
Health Net Locations
Event Correlation and Analysis (HP OMI)
BSM GW
BSM DPS
BSM DB
Capacity Management (Reporting)
HP SHR
Citrix Edgesight
Hitachi Tuning Manager
Sepaton & Spectralogic
Cloud360
Cisco UCS & Prime
URL Monitoring
HP SiteScope
System Monitoring
HP OML+ PM
Network Monitoring
HP NNMi
HP NNM iSPI
Legends
Events Flow
Monitoring Data Flow
HP BSM GW – HP Business Service Management Gateway
HP BSM – HP Business Service Management Data Processing Server
HP BPM – HP Business Process Monitor
HP BSM – HP Business Service Management
HP OML – HP Operations Manager for Linux
HP OMi – HP Operations Manager-i
HP PM – HP Performance Manager
HP NNMi – Network Node Manager-i
SPI = Smart Plug-ins
SHR = Service Health Reporter

Figure: Tools Architecture – Federal Network

Proposed Tools Architecture for Commercial Network


IT Service Management
Commercial Network
ServiceNow
End User Monitoring – Synthetic
HP BPM
HP BPM
HP BPM
HP BPM
Health Net Locations
Event Correlation and Analysis (HP OMi)
HPBSM GW
HP BSM DPS
HP BSM DB
Capacity Management (Reporting)
HP SHR
Citrix Edgesight
Hitachi Tuning Manager
Sepaton & Spectralogic
Cloud360
Cisco UCS & Prime
URL Monitoring
HP SiteScope
System Monitoring
HP OML+ PM
Network Monitoring
HP NNMI
HP NNM iSPI
Legends
Events Flow
Monitoring Data Flow
HP BSM GW – HP Business Service Management Gateway
HP BSM – HP Business Service Management Data Processing Server
HP BPM – HP Business Process Monitor
HP BSM – HP Business Service Management
HP OML – HP Operations Manager for Linux
HP OMi – HP Operations Manager-i
HP PM – HP Performance Manager
HP NNMi – Network Node Manager-i
SPI – Smart Plug-ins
SHR – Service Health Reporter

Figure: Tools Architecture – Commercial Network

Proposed Tools Architecture for Development


End User Monitoring – Synthetic
HP BPM
HP BPM
HP BPM
HP BPM
Health Net Locations
Event Correlation and Analysis (HP OMi)
BSM GW+DPS
BSM DB
Capacity Management (Reporting)
HP SHR
Citrix Edgesight
Hitachi Tuning Manager
Sepaton & Spectralogic
Cloud360
Cisco UCS & Prime
URL Monitoring
HP SiteScope
System Monitoring
HP OML+ PM
Network Monitoring
HP NNM+iSPI

Figure: Tools Architecture - Development

3.1.11.2. Service Deliverables

- Implementation of business applications from an end user perspective using HP Business Service Management – BPM module (Federal, Commercial and Development)
- System and application monitoring using HP Operation Manager for Linux (Federal, Commercial and Development)
- Following Application specific monitoring are part of Systems monitoring (Federal, Commercial and Development)
    - Oracle Enterprise Manager Cloud Control 12c, with plug-ins installed to monitor other database technologies and to implement Oracle 12c as standard
    - Database monitoring using HP OM MS SQL and Oracle Database SPI
    - Citrix monitoring using HP OM Citrix SPI
    - Weblogic Application monitoring using HP OM Weblogic SPI
    - TIBCO monitoring using HP OM TIBCO SPI
    - IIS and BizTalk server monitoring using HP OM MS Enterprise Server SPI
    - Virtualization monitoring using HP OM VSPI (vSphere)
- Network availability and performance monitoring using HP Network Node Manager and iSPI (Federal, Commercial and Development)
- Gathering and consolidation of system, network performance and business applications metrics using HP Service Health Reporter (Federal, Commercial and Development)
- Centralized Event Integration using HP OMi for element management systems or domain tools (HP OML, HP NNMi, Citrix Edge sight, Hitachi Tuning Manager, Sepaton, Spectra logic, Symantec NetBackup, Cloud360, Cisco UCS manager and vCenter)
- Event Correlation and Analysis tool (HP OMi) integration with IT Service Management (ServiceNow) using Applink adapter
- IT Operation End user Training in HP BSM

3.1.11.3. Steady State Support Deliverables

Solution	Description
Solution Highlights	▪ A dedicated onsite / offshore delivery team performing all in-scope activities
Support Coverage	▪ 24x7 dedicated support – Offshore/Onsite (Non-federal) with on call ▪ 24X7 Onshore support ▪ 8x5 dedicated support – Onsite (Federal) with the rest on call

Solution	Description
Delivery Location	▪ Onsite - Health Net Offices ▪ Offshore – Bangalore

Tools Support Services

Tools support services will be provided in accordance with the procedures documented in the SOPs and will include the following:

Tools Support Team	▪ Support tools environment
	▪ Configure and troubleshooting agents in new environment
	▪ Monitoring and tuning the alert parameters
	▪ Analysis, reduction event correlation, suppress duplicate alerts
	▪ Report preparation and analysis
	▪ Automatic trouble ticket generation for error conditions

3.1.11.4. Assumptions

The following are the assumptions considered under monitoring tools:

- Proposed effort are limited to out of box implementation and no customization
- Separate Element Managers and Event Correlation analysis solutions for Federal and Commercial network
- Prototype for each monitoring components will be configured in development stage
- Assuming VMware environment is designed with Vmotion for HA
- Solution designed in High availability for Commercial network considering the inventory distribution

3.1.11.5. Dependency

The following are the dependencies considered under monitoring tools:

- Active Directory support team's involvement is required to integrate Active Directory and Key monitoring tools like HP SHR, HP OMi (but not limited to) to manage the user access

3.1.11.6. Risk and Mitigations

- Non availability of Health Net locations to deploy synthetic monitoring probes

3.1.12. VoIP

3.1.12.1. Solution Approach

Guiding Principles

The VoIP program strategy is being designed around certain key principles as mentioned below, which aims to minimize the business impact, and improve efficiency of the Voice solution. The Cognizant's solution is balanced and aligned to meet Health Net's goals and objectives.

- The target architecture to be designed needs to accommodate the existing solution, capacity and future growth
- The program strategy to be designed with minimal service disruption to Health Net customers as well as internal IT users during and after the exercise
- To meet regulatory / non-regulatory and Federal compliance requirements
- The design shall incorporate disaster recovery solution
- The assessment phase will be comprehensive and designed to understand the known, and account for unknown details of the current landscape.
- Opportunities to improve the efficiency of the VoIP environment in terms of cost, open, secure, and easy to use, to improve productivity, efficiency and end user experience.

Cognizant proposes to host VoIP infrastructure in Health Net's location (Woodland hills, Rancho Cordova) using Cisco UCS C series servers to meet the Health Net Federal and commercial requirements.

Solution highlights

- Redundant Cisco Unified Communications system for approx. 9,000 end users and ready for future expansion.
- Capable to provide centralized SIP trucking for long distance
- Cisco Unity Connection voicemail for approximately 10000 end users
- CER platform for enhanced E911 compliance.
- Local fallback (SRST) for 911 and outbound calling during WAN failures
- Monitoring with cisco prime collaboration.
- Ability to integrate with the 3rd party applications over industry standard protocols.
- Phase out the existing voice infrastructure and legacy PBX system
- Ability to interact with existing Contact Center
- Capable to provide logical separation for Federal and Commercial verticals.
- Cognizant managed Services with 24x7 dedicated support model

Solution approach starts with a detailed assessment followed by design, build, pilot, migration and testing phase. During the design phase all the foundational UC dependencies, site specific design requirements and final high level design will be agreed upon. The server infrastructure will be built in Woodland Hills and Rancho Cordova locations, followed by UC implementation phase will begin. Prior to cutting over any Health Net site, Cognizant will run a pilot phase and will test call functionality with test phones and temporary directory numbers at the customer provided site. Voicemail functionality, including unified messaging and survivable remote site telephony will be tested as well. After successful completion of pilot phase the implementation of all other Health Net sites will be started according to the scheduled migration plan.

The following sections detail VoIP architecture solutions.



Final High Level Architect
TELCO PSTN & SIP Provider
SBC
Woodland Hills ,CA
Rancho , CA
CUBE
CUBE
MTP/Transc oders
MTP/Transc oders
ACD - sites
CUXN
CUCX
MPLS
ICT SIP trunk
QSIG
FXO
SIP
PRI
ER
CUPS
Federal + Commercial Sites + MHN
CUBE
SRST
Medium Sites
SRST
Small Sites
CUBE
SRST
Head office
SRST
Medium Sites
TELCO PSTN & SIP Provider

Figure: High Level Architecture

Target state Architecture

Based on business and technical requirement the following solution components are proposed.

- CUCM 1 Cluster (Rancho and Woodland)

  8000 (Basic Users) + Diverse Users

  - Publisher (1)
  - 2 MOH and 2 TFTP servers
  - Subscribers for Call Processing (8)

- Unity Cluster (pub, sub)
- Jabber servers
- CER Cluster (1 publisher 1 subscriber) (9500 users)
- CUBEs (centralized SIP trunk for Long Distance)
- Remote TDM Sites Voice gateways (2911 and 2951)/SRST
- Analog Gateway (500 analog connections)
- 7942 (4000) and 7962 (1000) phones
- Centralized SIP Trunk : As per Cognizant understanding at this phase ,centralized PRI terminating at Rancho and Woodland will be migrated to SIP trunks with geographical redundancy and remote sites digital trunks will be replaced to SIP trunks at later stage under.

Monitoring Tool

Cisco Prime Collaboration helps enable rapid installation and maintenance of Cisco Unified Communications and Cisco Telepresence components as well as the provisioning of users and services. Cisco Prime Collaboration also provides historical reporting of key performance indicators and enables IT network managers to analyze trends for capacity planning, resource optimization, and quality of service.

3.1.12.2. Service Deliverables

Below section details the deliverables:

- Design, Build and Support CUCM infrastructure
- Refresh the Existing VoIP Platform
- Migrate the TDM phone to VoIP
- Implement the Monitoring tools

3.1.12.3. Steady State Support Deliverables

Solution	Description
Solution Highlights	▪ A dedicated onsite / offshore delivery team performing all in-scope activities
Support Coverage	▪ 24x7 dedicated support – Offshore/Onsite (Non-federal) with on call ▪ 24X7 Onshore support ▪ 8x5 dedicated support – Onsite (Federal) with the rest on call
Delivery Location	▪ Onsite - Health Net Offices ▪ Offshore – Bangalore / Coimbatore

L1 Services will be provided in accordance with the procedures documented in the SOPs and will include the following:

L1 Team	▪ Perform incident analysis
	▪ Perform initial troubleshooting to determine the nature of the issue
	▪ Fault monitoring of Unified Communication Manager (Up-Down Status monitoring)
	▪ Create ticket and log all troubleshooting steps performed
	▪ Performance statistics monitoring of Unified Communication Manager
	▪ Escalate unsolved issue to Level -2
	▪ Trunk link issues - Co-ordination efforts with vendors
	▪ Extension assignment - MACD for phones
	▪ Configuring Feature Access Codes
	▪ Configuring Authorization codes
	▪ Maintaining the Extension and Trunk inventory
	▪ Basic Trunk trouble shooting (D-Channel status check)
	▪ Direct call handling from Health Net – Service request
	▪ Daily Check list monitoring for Site

Level 2 Services

L2 Services will be provided in accordance with the procedures documented in the SOPs and will include:

L2 Team	▪ Perform intermediate issue analysis and resolution
	▪ Configuring Trunks - T1-E1, Analog, IP
	▪ Respond to critical monitoring alerts
	▪ Generate articles and issue resolution scripts
	▪ Configuring Dial-peers
	▪ Hunt group configurations
	▪ Escalate unsolved ticket to L3 team or appropriate technology owner
	▪ Configuring L2/L3 QOS at Communication Manager, Gateways and LAN/WAN devices
	▪ Troubleshooting PSTN, Inter Trunk calls issues
	▪ Troubleshooting endpoints/gateways/gatekeeper registration
	▪ Analyzing the performance logs for any errors or degradation of service
	▪ Maintain Unified Communications architecture maps and relevant documents

	▪ Working with OEM/3rd party vendors for problem resolution and break fix resolutions
	▪ Access rights (TACACS etc.)
	▪ Project configuration and deployment rollout assistance
	▪ Prepare documentation of known errors and KEDB

Level 3 Services

All unknown / new errors and problems will be resolved by L3 VoIP Support group. This team will work with Vendors when required.

L3 Team	▪ Maintains network architecture documentation
	▪ Perform advanced issue analysis and resolution
	▪ Perform maintenance and environment upgrades
	▪ Addressing high severity issues and service outages
	▪ Maintain the configurations and configuration backup
	▪ Performing Communication Manager upgrades and fixing bugs in co-ordination with TAC
	▪ Capacity Management - Providing recommendations and suggestions
	▪ Historical trend analysis / Performance analysis
	▪ Unified Communications Planning
	▪ Advanced problem troubleshooting with detailed root cause analysis
	▪ Advanced Unified Communications Design Assistance
	▪ HA and DR Support
	▪ Root cause analysis for Communication Manager issues
	▪ Ensuring 3rd party vendor contracts and warranties are up-to-date and renewed in time
	▪ Service Level Management

3.1.12.4. Assumptions

The following are the assumptions considered under VoIP:

- Existing TDM configuration details, extension, feature reports and integration configurations will be provided by existing vendor/Health Net.
- Existing CUCM configuration details, extension, feature reports and integration configurations will be provided by existing vendor.
- Network configuration such as DHCP, Subnets, Routing, QoS, VLAN, Port configuration, etc. will be provided by existing vendor.

- ACD/ IVR integration details to be provided by existing vendor. Cognizant has not factored any effort or hardware requirement for the integration.
- Total 2500 VoIP and 5500 TDM users
- Existing VoIP sites will use same voice gateways, VG224, ATA and IP Phones.
- Total of < 500 users would be using jabber
- Adequate bandwidth is available at Health Net Offices and branch locations to support voice traffic. Additional bandwidth / QoS requirement will be provided after the Assessment phase.
- Health Net has the required VPN solutions compatible for teleworkers end devices e.g jabber client or 79XX phones and no additional Cisco HW/SW needed for this secure connectivity
- Adequate bandwidth is available between Woodland Hills and Rancho Cordova to Health Net MPLs.
- Any new item or requirement identified during assessment phase shall be estimated separately on mutual agreement with Cognizant and Health Net.

3.1.12.5. Dependency

The proposed solution depends on the accuracy of the required information like:

- Enterprise dial plan development (proposed by Cognizant after discovery phase)
- Site specific DID number to be ported / repointed schedule.
- Site survey and site readiness
- Analog needs
- Access Layer Cabling
- Network health
- Incumbent vendors availability for Network configuration changes and testing (L2/L3 QoS)

3.1.12.6. Risk and Mitigations

Below tables describes the various risks and their mitigation.

Risk type	Risk	Mitigation Plan
Licenses	Non-availability of Software and their Licenses	▪ Cognizant will explicitly highlight the pre-requisites in relation to Software for executing the project before the start of the project ▪ Cognizant has considered adequate licenses based on the count given during the RFP/requirement understanding

Risk type	Risk	Mitigation Plan
Dependency	Delay in User inputs	▪ Health Net to assist in getting adequate user inputs to enable timely resolution of issues
Documentation	Site documents are not detailed or not updated	▪ Early identification of documentation required ▪ Documenting all information from direct interactions with SMEs, System administrators and end users for problem areas and Common user requirements ▪ Utilize best practice checklists to capture knowledge that is not documented ▪ Recording site changes since document update date ▪ Perform a detailed system analysis and site surveys for site specific configuration and customization and document it

3.1.13. Thin Client

3.1.13.1. Solution Approach

Guiding Principles

Thin Client implementation is a transformation program which will transform the Health Net End user computing devices to from Laptops and Desktops to Thin Clients.

- Assessment phase will be comprehensive and designed to understand the known, and account for unknown details of the current landscape.
- Opportunities to improve the efficiency of the Desktop environment in terms of cost, open, secure, and easy to use, to improve productivity, efficiency and end user experience.

Solution highlights

Cognizant proposes to use Thin client which will connect to the Citrix Xen Desktops for end users. Cognizant currently assumes a total of 3300 users can be migrated to Thin client platform, this will be validated during the assessment phase.

Thin Client rollout will be a phased approach as described below.

A. Assessment Phase

- Identify end users work function and form functional groups
- Identify Thin client devices which meets end user needs

B. Pilot Phase

- Rollout Thin client for identified pilot groups

C. Build Phase

- Rollout plan Thin Client to identified users based on Department, location and user functions

D. Implementation Phase

- Deploy Thin clients to end users based on roll out plan
- Support users migrated to Thin client

3.1.13.2. Service Deliverables

Below section details the deliverables:

- Design and build the Thin client environment
- Implement and rollout Thin client to end users
- Support end user issues post migration to Thin Client
- Hand off to steady state support team

3.1.13.3. Assumptions

The following are the assumptions considered under Thin Cilent

- Health Net end users primary use physical laptops/desktops
- Citrix XD VDI to be provisioned for use with Thin client
- Sites with less than 100 users are referred as Remote sites and will be considered Thin client only sites
- Other locations will be combo sites with Desktops, Laptops & Thin clients as applicable
- Any new item or requirement identified during assessment phase shall be estimated separately on mutual agreement with Cognizant and Health Net.

3.1.13.4. Dependency

Below are the dependencies from Health Net for the Thin Client implementation

- VMWare, Windows and Citrix Xen Desktop licenses for building the infrastructure to host VDI
- Network bandwidth between Centennial/Phoenix and Health Net locations-Rancho Cordova, Woodland Hills, other remote locations to accommodate the VDI traffic
- Procurement of Thin client devices by Health Net for roll out
- Health Net end user function and computing requirements

3.1.14. Service Desk

3.1.14.1. Solution Approach

Cognizant will logically separate the Federal and Commercial service desk and will use ServiceNow ITSM tool.

- As the Transition waves will go live, Cognizant will start picking up the respective support using ServiceNow ITSM tool.
- By the end of the Transition, Cognizant will use ServiceNow ITSM tool and will go live for end users covering both ITO and BPaaS groups of end users

Use case	Specifications & Activities
Service Desk	▪ Single and first point of contact for all IT issues ▪ Taking calls and handling incidents or service requests ▪ Log all incidents / service request details, allocate categorization and prioritization codes ▪ First line investigation and diagnosis ▪ Escalate incidents / service requests ▪ Inform users of progress, impending changes or outages ▪ Track open, escalated issues to closure ▪ Maintain regular communication to stakeholders during the incident lifecycle ▪ Run Book automation

Solution Consideration

- Logically separated Service Desk the Federal and commercial users
  - Federal Service Desk will be handled from Phoenix, AZ
  - Commercial Service desk services from Manila , Philippines
  - Separate IVR queue for Federal/Commercial queries/ issues
- Sized for 13800 contacts (calls/email/web request) per month with 20% for Federal and 80% for commercial
- 90% of the Contacts are during the Weekdays and 10% during weekends.
- Average call handling time (AHT) is 6mins
- Call Abandon rate is < 5%

- Users dial the In-country Toll Free / Toll number and Health Net identification Code to reach the service desk agents.


Healthnet Users
IVR based Phone system
ServiceNow
Reporting Portal
Data for Reports
Federal Service Desk
Corporate Service Desk
Phoenix AZ
Manila Phillipines
• Support Desk in English- 24 * 7
• End user call & Email handling management
• Incident Lifecycle Management
• Incident ownership, monitoring, tracking & closure
• Level 1 Resolution
• Service Desk Reporting
• Conducting Customer Satisfaction Surveys
Cognizant Level 2 Support Teams (India & US)
Cognizant L3 Support Team
Cognizant App Support Team
Other 3rd Party Vendors
Healthnet IT Environment

Figure: Delivery Model – Service Desk

Ticket Flow

Cognizant sees the interaction of our delivery team with the following Health Net 3rd party vendors for day to day operations:

- End User device leasing vendor
- Various Software/ hardware /applications/ tools vendors

Cognizant is well versed with working with multiple such stakeholders across engagements and will employ the best practices evolved over the years. The following is the typical incident management process when 3rd party vendor is involved.


Cognizant Service Desk
Cognizant & HN Tools
Cognizant L1 Team
Cognizant L2/L3 Offshore Support team
Cognizant Onsite Support Teams
3rd Party Support Desk
HN Stakeholders
User Reports Incident
Monitoring Alarm
Relevant incidents assigned to Cognizant L1 team
Dashboard Update
Update the Dashboard
Incident Opened in ServiceNow with User assigned Priority
Incident created in ServiceNow with Monitoring alarm priority
Incident Assigned to corresponding L2/L3 Support Team
Cognizant Escalates to Vendor Support
Yes
Dash board Update
Dash board Update
Attempt Resolution Of Incident
No
Third Party Vendor
No
Attempt Resolution Of Incident
Resolve Incident
Incident Reported To vendor
No
Incident Resolved ?
Incident Resolved ?
Incident Resolved
Yes
Yes
Close Incident & Update Incident Log
Update & Close Incident
Update & Close Incident
Close Incident & Update Incident Log
Generate Incident Report

Figure: Ticket Handling

Considering the multitude of vendors, Cognizant will also look at a model in which the individual vendor tickets are tracked to closure by the incident managers.

VIP User Handling

If an Incident compromises the availability or delivery of an enterprise service to Health Net's VIP users, whether or not such service is subject to a service level, the Incident may, on the instruction of nominated users be classified as having a "high" urgency. Cognizant service desk will have a group of agents who will be specially trained to handle Health Net VIP users. Also the ServiceNow ticketing tool will be configured and customized to identify Health Net VIP users. The scope of support will be end to end ownership of calls/incidents. Cognizant will obtain the VIP list during the Transition stage and start acclimatizing its resources on the users, processes, involved support groups, etc.

Cognizant Voice Integration Solution

Cognizant has a well-established Global Shared Voice infrastructure framework which is used for providing Service Desk support to various customers by leveraging our MPLS cloud. Cognizant will leverage the same infrastructure to deliver Service Desk support to Health Net.

Cognizant's voice infrastructure consists of Avaya Multivantage PBX as an ACD switch and AT&T EVPN Network for connectivity. It also includes IVR and Avaya S8700 as the media server for the ACD functioning with communication manager ver. 2.0 loaded with the elite call center features.

Cognizant will leverage the existing external (Toll Free) number for Health Net users to contact the Service Desk. Health Net users can dial the external numbers which will get routed to the nearest Avaya Gateway. We will manage and ensure that all end-user calls are successfully routed to the closest Cognizant POP.

- All calls coming in from Health Net locations will be collected and routed to the nearest ACD (via the nearest POP).
- From there, the calls will be internally routed to the Service Desk located in different Cognizant proposed premises.
- There is a Customer Specific Code (CIC) for accessing IVR/ACD by end users calling Service Desk.
- Cognizant has high availability voice architecture and calls will be delivered to the nearest Avaya GW.


Cognizant
NA/SA Callers
EMEA Callers
APAC Callers
PSTN In-Country Interconnections
Call Flow for EMEA & APAC based callers
Call Flow for AMERICAS based callers
International PSTN
Phoenix ACD
Extn of India
Redundant US POP
Redundant UK POP
Budapest POP
Budapest ACD
Extn of India
Inbound Agents @ Buenos Aires
Phoenix POP
AT&T / TATA MPLS
Inbound Agents @ Norway
Manila ACD
Extn of India
Manila POP
Inbound Agents @ Manila
Primary India POP
BCP India POP
Cognizant / AT&T / TATA Managed
Cognizant Managed
Callers dial In-Country Toll or Toll free numbers which gets routed to their closest Avaya GW.
Based on ACD logic, and support language, the call gets queued to the respective agents world wide.
Phoenix & Budapest gateway locations backs up each other during a major disaster.
Cognizant Technology Solutions
Cognizant Proprietary

Figure: Call flow for Internal and External User

Call Routing Procedure

Initially the call will connect to Cognizant's Root IVR. Based on the Customer Identification Code (CIC), the authentication call will be directed to the Health Net specific IVR. The ACD configuration call will also be delivered to Cognizant's agents across locations. The following shows the process through which the customer will connect to Cognizant's Service Desk agents:

- End customer will dial internal or external numbers
- Select the Customer Identification Code for authentication (CIC code)
- Call will be directed to Health Net specific IVR
- Based on the IVR options end user will reach Cognizant's Service Desk agents

Advantages of Cognizant's Shared Voice Infrastructure

- Authentication is based on CIC, which is customizable
- Cost effective setup
- Additional locations can be on-boarded with minimal setup

3.1.14.2. Service Deliverables

Service deliverables for the service desk are the service desk solutions for BPaaS and ITO users.

3.1.14.3. Steady State Support Deliverables

Below section details the steady state support deliverables.

Solution	Description
Solution Highlights	▪ A dedicated onsite / near shore delivery team performing all in-scope activities
Support Coverage	▪ 24x7 dedicated support – Near shore (Commercial) ▪ 24x7 dedicated support – Onsite (Federal)
Delivery Location	▪ Onsite - Phoenix(US) ▪ Near-shore – Manila;

Support Services will be provided in accordance with the procedures documented in the SOPs and will include the following:

Support services (L1)	▪ First point of contact for end users ▪ Accept inquiries - telephone calls/e-mail/web-based from end users ▪ Provide Level 1 problem resolution for all applications/systems and hardware ▪ Attempt to resolve incoming calls during first customer contact ▪ Notify appropriate management and escalate according to

	escalation matrix ▪ Record the history of the problem in the problem tracking system ▪ Update the problem ticket and communicate the status to users ▪ Follow up with users after resolution to close out the service request ▪ Monitor progress of incident resolution by third parties and update ticket status
Support services (L2)	▪ Respond to, investigate, and resolve incidents initiated as a result of monitoring alarms at monitored sites ▪ Resolve incidents escalated from Level 1 or escalate to Level 3 if unresolved ▪ Act as liaison to OEMs and other third-parties ▪ Monitor the implementation of the patches and upgrades and communicate to the user community as required ▪ Make updates to the CMDB once the Change Request is completed ▪ Collect and report monthly data on incoming call statistics and ticket volumes
Support services (L3)	▪ Fulfill incident resolution activities for assigned incidents ▪ Coordinate with Level 4 support or the OEM to resolve the incident when necessary ▪ Provide resolution to problems as part of problem management, working together with Level 4 support when necessary ▪ Document and maintain processes, standards, methods and procedures and continuously look for improvements ▪ Investigate and address customer concerns or complaints regarding provision of the services ▪ Report issues to customer management ▪ Providing general assistance to Level 1 and Level 2 analysts

3.1.14.4. Assumptions

The following are the assumptions considered under service desk:

- Leverage Health Net proposed ITSM tool ServiceNow for ticketing
- Outbound calls volumes <= 20% of overall contact volume
- Support shall be provided in English language
- Out of the total contacts 75% of contacts are assumed to be by phone, 22% by Email and only 3% of contacts by chat
- Service desk team shall use ServiceNow ticketing tool for incident recording.

3.1.14.5. Dependency

The following are the dependencies considered under service desk:

- ServiceNow ITSM tool implementation

3.2. ITO Service Delivery

Cognizant has configured an end to end ITO solution for supporting its applications by hosting the infrastructure as well as managing the services and the assets. The overall delivery will be ITIL framework based providing improved operational services. Cognizant will deploy dedicated team will comprise of Federal and Commercial resources. While Commercial resources will not be shared to Federal, the Federal resources will be shared to Commercial in order to realize efficiencies depending on the nature of activities to be performed. In this model, Cognizant will execute majority of the tasks from an offshore location, while activities requiring an Onsite physical presence to support the federal environment will be executed from the Onsite locations (Health Net facilities for Desk side support, Federal and Commercial environments, both will be supported from Onsite). ITO Services (such as, remote infrastructure services) will be delivered primarily from Cognizant's Offshore delivery centres in India. All Cognizant's Federal resources are US citizens and will undergo a clearance by NACLC. The Data Centre will be certified for DIACAP and NIST controls.

Below diagram depicts the Target Operating Model and Cross Functional Services.


Health Net Locations
Primary DC Centennial
Secondary DC Phoenix
Alerts
HP NNMi
HP OMW
Native tools
Element Managers
Health Net End Users
Cognizant Feet on Street Team – End User Devices
Service Desk Phoenix (Federal)
Service Desk Manila (Commercial)
Health Net 3rd Party vendor support
Health Net Service Management Office
Health Net Key Stakeholder
Incidents/ SR
HP BAC
TWS
Autosys
Citrix
Monitoring Tools
HP OMi (RCA,Event Corelation, De-Dup etc.)
ServiceNow (Service management)
ServiceNow CMDB
CMDB / Asset Database
ITSM Plans (Capacity, Availability, Continuity, Change, Release)
HP BSM Dashboard
Security Operation Center
Tickets
Level 1 Team – Onsite (Federal support)
Infrastructure Monitoring
Ticket Creation
Level 1 Incident Determination and Resolution
Incident Management
Level 1 Team- Onsite/Offshore (Commercial Support)
Level 2/3 – Onsite (Federal support)
DC ,Servers,citrix, Messaging
Storage and Backup
Database & Middleware
Desk side support
Network , link & Security
TelePhony & VoIP
DR
Tools
Service Desk
Level 2 / 3 Team – Onsite/Offshore (Commerical Support)
Open VMS
Crit-Sit Management Office
OEM / Vendor Support
Service Management Office
Program Management
Governance
Vendor Management
Quality Management
Service Level Management
Risk Management
Cross Functional Services
Incident Management
Problem Management
Change Management
Release Management
IT Asset Management
Configuration Management
Availability Management
Capacity Management
IT Service Continuity Mgmt.
Operations Maturity (ITSM ITIL-V3 ISO/IEC 20000/20001 based delivery)
Process Definition, Implementation & Compliance
Metrics Management
Continuous Improvement
Customer Experience Management
Health Net
Cognizant
Cognizant - Federal
Health Net Tools
Third Party

Figure: Target Operating Model and Cross Functional Services

The following table details the association of Cognizant's affiliates, subcontractors and managed third parties.

Affiliates, Subcontractors and Managed Third Parties	Services Provided	Locations
AT & T	▪ P2P and MPLS Link Management	
Cisco	▪ Server Hardware Maintenance Support ▪ Network Devices Maintenance	NA

Affiliates, Subcontractors and Managed Third Parties	Services Provided	Locations
	Support	
Hitachi	▪ SAN, HDI & NAS Maintenance Support ▪ Sepaton , Tape Library Maintenance Support	NA
HP	▪ HP Tools Software Maintenance Support	NA
Latisys	▪ Datacenter Colo services ▪ Facility Services	Centennial
WWT	▪ Professional services for VoIP implementation ▪ Hardware procurement and physical Logistics, Integration and deploying	Centennial and Phoenix

3.2.1. Delivery Location and Organization

- Commercial IT Service Desk location is based out of Manila, Philippines.
- Primary Onsite Delivery locations will be based out of Health Net's Rancho Cordova and Cognizant's Global Delivery Centre in Phoenix (Federal IT Service Desk).
- Primary Offshore Delivery locations will be based out of Cognizant's Global Delivery Centres Bangalore (India) and Coimbatore (India) locations.

The following table details the Service Delivery locations.

Location	Primary Location	Backup / Failover Location	Services/Platform
Health Net Onsite Location Rancho Cordova, USA	●		▪ Primary Onsite Delivery Centre ▪ L1, L2 & L3 support for Foundation Services & Use cases

Location	Primary Location	Backup / Failover Location	Services/Platform
Health Net Onsite Location Woodland Hills, USA		●	▪ Backup/failover Onsite Delivery Centre ▪ L1, L2 & L3 support for Foundation Services & Use cases
Cognizant Location Phoenix, USA	●		▪ Secondary Onsite Delivery Centre ▪ DC Hosting and DR ▪ Facility Service ▪ 24/7 Service Desk for Federal
Latisys Location Centennial, USA	●		▪ Latisys DC Hosting ▪ Facility Service
Cognizant Location Manila, Philippines	●		▪ 24/7 Service Desk for Commercial
Cognizant Location Cebu, Philippines		●	▪ 24/7 Service Desk for Commercial
Cognizant Location Bangalore, India	●	●	▪ Primary Location Services o Primary Offshore Delivery Centre o L2 & L3 support for Foundation Services & Use cases ▪ Backup Location Services o L1 support for Foundation Services & Use cases
Cognizant Location Coimbatore, India	●	●	▪ Primary Location Services o Secondary Offshore Delivery Centre o L1 support for Foundation Services & Use cases ▪ Backup Location Services o L2 & L3 support for

Location	Primary Location	Backup / Failover Location	Services/Platform
			Foundation Services & Use cases

The global overview of the delivery locations is as shown below:


Health Net: Rancho Cordova
▪ Federal /Commercial Support
▪ PMO
▪ Onsite Leads
Health Net: Aerojet
▪ Federal /Commercial Support
▪ PMO
▪ Onsite Leads
Health Net MPLS
Cognizant MPLS
Primary Delivery Center: Bangalore
▪ Non Federal Support
▪ 24x7 support services
▪ Offshore Leads
▪ PMO
Primary DC: Centennial, CO
▪ Prod Systems
▪ Non-Prod systems
▪ DC Operations
Secondary DC: Phoenix, CA
▪ Prod Systems
▪ Non-Prod systems
▪ DC Operations
Service Continuity Delivery Center: Coimbatore
▪ Secondary delivery center
▪ ~200 miles from Bangalore
▪ 24x7 support services

Figure: Onsite and Offshore Global Delivery Centres

The network connections are as shown below:


Primary Link
Back up Link
Internet
Centennial DC
• Prod Systems
• Non-Prod systems
• DC Operations
Health Net Rancho Cordova Location
• ITO Support
• PMO
• Onsite Leads
Boulder DC
• IBM DC
Health Net Cloud
Cognizant MPLS Cloud
Bangalore, India
• ITO Support (Commercial)
• 24x7 support services
• Offshore Leads
• PMO
Internet
Phoenix DC
• Prod Systems
• Non-Prod systems
• DC Operations
• Service Desk - Federal
Manila, Philippines
• Commercial support
• ~24x7 support services
Coimbatore, India
• Service Continuity
• ~200 miles from Bangalore
• 24x7 support services

Figure: Network Connectivity Diagram

Organization

Below diagram illustrates the organizational structure for this Health Net engagement.


Onsite
Offshore
Federal
Program / Delivery Executive
Program Manager – Fed
Transformation CSI/ Architect
Program Manager - Non Fed
Delivery Director
SMO / PMO
Project Manager – Fed
Crit Sit / Problem Manager
Contract Management
SLA Management
Release / Change / Service Request Manager
Project Manager
Asset Management
Data Center Operations
DR/BCP Mgr.
Delivery Manager
SD Manager
Delivery Manager
SMO / PMO
MIS Reporting & Config Manager
Incident/Crit Sit./ Problem Manager
Release/change/ Service Request Manager
Operations Maturity
SLA Management
Asset Management
Project Manager
Servers / Open VMS
Middleware
Telephony
EUC / VDI
Database
Tools Support
Network Compliance
Server
Storage / Backup / FS
DSP
BCP DR
Service Desk
Database
Wintel
Middleware
DSP
Storage / Backup / FS
SD-Federal
Server & Open VMS
Telephony
Network Compliance
EUC / VDI
Tools Support

Figure: Organizational Structure

3.2.2. Service Management

The ITO environment will follow the support process of an ITIL framework with greater participation in operations and governance directly interacting with Health Net. Both the ITO and BPaaS services are built upon common foundation layer and there wills be similarity in terms of the support processes involved (ITIL). Cognizant's approach is to move services delivered to Health Net to a more standardized, process- based delivery model, thereby enabling consistency in approach. One of the major components of the solution which will drive consistency in operations and cross-functional processes will be the Cognizant Service Management Office (SMO). Cognizant's ITIL Process Framework is based on ITIL V3 framework and ISO 20000 standards which comprise of the ITSMF and ISO 9000 requirements for IT infrastructure projects. The Quality System provides a comprehensive process framework with standard procedures, guidelines, templates and checklists as depicted in the following sections addressing various service offerings. It covers all aspects of Cognizant's Service Support and Service Delivery.

Cognizant will be submitting Integrated Service Process and Service Integration Documentations for Health Net Review to avoid redundancy and to ensure the completeness of its services across all Service Towers (BPaaS, IO and AO).

Business Continuity/Disaster Recovery: Cognizant will establish a BCP function to provide the following key capabilities designed to meet regulatory and customer requirements for uninterrupted service and effective strategies for backup and restoration:

- Inventory all applications and identify Restore Time Objectives (RTO) and Recovery Point Objectives (RPO).
- Ensure appropriate procedures and infrastructure is in place to meet all identified objectives.
- Perform BCP/DR risk assessments.
- Document all BCP and DR plans.
- Periodically test all documented plans.
- Perform root cause analysis and remediation of all identified issues in the event of an outage.
- Ensure appropriate backup processes are operating properly.

EXHIBIT A-3-3

BPAAS SOLUTION

TABLE OF CONTENTS

responsible for all product transformation with the agenda to keep the assets commercially viable and competitive in the market. Our key focus areas will be

- Meeting all State, Federal and other contractually obligated compliance requirements.
- Implementing all Health Net Specific Enhancements to enhance operational efficiency.
- Extending Product ability to Support new Healthcare Product that arises due to Market demands.
- Create and Manage Product Development Roadmap to Convert the procured assets to "Product" that are technically and commercially viable to implement for other Healthcare Payers

At all times, Cognizant Product Management team will keep Health Net Informed on all the Key decisions that will be made on improving the Asset capabilities.

BPaaS Infrastructure Management

As part of BPaaS Service Delivery, Cognizant will be providing all the required Infrastructure services for the BPaaS Assets.

As of today all identified BPaaS assets (Health Net Applications) are deployed in IBM, Data Center at Boulder, CO. As per the ITO Phase I & ITO Phase 2 infrastructure design, Infrastructure Foundation Services that will be established on Cognizant DC for Health Net will be common to BPaaS assets and Health Net retained applications. Foundation Services of Infrastructure will include Data Center Service Management, Network Service Management, HN Link Services, Server and Database Management and Service Desk. Cognizant will put strong Governance in place to manage both the BPaaS asset and non BPaaS assets at same service levels to ensure that the product delivered as part of BPaaS Services are in line or exceeding the Health Net retained application standards. BPaaS Infrastructure solution will have 80% or more Virtualized infrastructure with Optimized tools monitoring the infrastructure.

BPaaS Service Delivery

Cognizant will be establishing Transition Management Office, Healthcare product Management Team and Service Management Office as part of Service Delivery. The primary focus of Cognizant's Transition Management team is to plan, oversee, spearhead and coordinate all transition activities to assure minimal disruption in Service Delivery, Perform effective Organizational Change Management and Knowledge Retention while managing delivery of the end state keeping triple constraints (Schedule, Scope and Budget) intact.

In the steady state, the TMO activities will be fully transitioned into Service Management Office for managing Operations and IT service delivery. Cognizant will follow the ITIL framework based on "dedicated" service delivery with 24x7 support model. During the BPaaS planning phase, Cognizant will work with Health Net to refine Organization model and Governance structure to meet specific Health Net needs. Cognizant core principles in establishing Governance will include:

- End-to-End Ownership of Service Levels – ensures accountability and compliance for all functional areas. Audit oversight for objective review of SLA outcomes

Security Compliance and Controls

In order to ensure the effective delivery of Information Security, Cognizant will partner with Health Net to ensure appropriate management of all security functions in the delivery of the BPaaS solution.

1. BPaaS EXECUTIVE SUMMARY

Understanding Health Net's immediate need to reduce its General and Administrative cost (G&A) due to Healthcare Reform- MLR Implications, Cognizant proposes Business Process as a Service (BPaaS) solution that caters to this need.

This document addresses the IT Solutions that will be delivered as part of BPaaS. The Health Net and Cognizant partnership will focus on supporting growth and achieving optimal G&A operating expense ratio. The proposed BPaaS Solution will help Health Net to move from a high fixed-cost, capital intensive model to a variable, consumption-based cost structure. This approach will enable a predictable G&A profile (combined Cognizant and Health Net internal reductions) through a full utility back office model, priced using PMPM model. The PMPM cost will be dependent on the membership volume. BPaaS model will also reduce Health Net's platform investment without compromising regulatory risk while providing additional scalability and capability for growth.

Cognizant understands Health Net's business environment by virtue of its long-standing relationship and exposure to Health Net's IT and business processes. This document provides an overview of the scope of IT services, solution approach for Product Development, Infrastructure Management, and Service delivery with security and compliance controls. Leveraging Cognizant's comprehensive business process management expertise, this proposed BPaaS solution outlines process harmonization, optimal organization design and change management, and offering transformational benefits to meet Health Net's objective on this proposal.

Scope of Services

Cognizant will provide all IT services to Health Net in a unified BPaaS model with improved control over capability and increasing capacity. The overall scope includes management, support and hosting of BPaaS assets, which is aligned to Scope Operating Model established in documents **SOW 4 IT Services Ex A-1 Scope Model, SOW 4 IT Services Ex A-1-1 Process Definitions** and **SOW 4 IT Services Ex A-1-2 Element Definitions.**

- Product Management and Development of all BPaaS Application Assets (**APA – Schedule F – Bill of Sale**)
- BPaaS Asset Production Support and Customization Support
- Infrastructure Management of Deployed BPaaS Assets, that includes
    - Data Center Hosting Services
    - Network Management
    - Infrastructure Server, Middleware and Database Management
    - Capacity Planning and Capacity Management.
    - Service Desk Support

BPaaS Product Management

For providing solutions, Cognizant will be acquiring the identified and agreed Health Net applications. The Health Net application assets will be the base version of building BPaaS General Availability (GA) version. Cognizant's strategy is to modernize the BPaaS Assets for immediate Health Net needs and generalize it to meet the Product "General Availability" standards. BPaaS assets that are acquired from Health Net will be managed by Cognizant's Healthcare Product Management group and will be

Security management will be a collaborative approach with Health Net driving the overall security strategy, setting security policies and standards and providing information security governance. Cognizant will build a security execution strategy in line with the direction provided by the Health Net security leadership. Additionally, Cognizant will designate key functional leaders to interact with Health Net leadership and ensure seamless operation. The details of Cognizant security solution are documented in "**HN-CTS SOW4 IT Services Ex A-3-6 BPaaS Non-BPaaS Security Solution**".

2. SCOPE DEFINITION

2.1. *In-Scope Assets*

Health Net and Cognizant teams accepted the list of systems that will be taken over by Cognizant as BPaaS Asset based on the following guiding principles.

- All Health Net IP and Third Party Business applications, Licenses, Infrastructure Licenses that are required to support following Business Operations Under P5 Program
  - Membership Management
  - Call Center Management
  - Print and Output Management
  - Claims Processing
  - Medical Management Intake
- Multi-Functional Systems – System Supporting P5 Business Operations and non P5 Business Operations
  - Membership systems
  - Medical management systems
  - Print and Output Management
  - Claims Systems
  - Contact center optimization

The detailed list of assets that will be taken over by Cognizant are defined in **APA – Schedule F – Bill of Sale**. The referred asset tracking information document contains list of Asset and non-Asset Details, Asset Details with IP information and Asset Details with underlying Infrastructure License mapping. Cognizant clearly understands any asset that will be taken over, which has Health Net Branding cannot be generalized for its product needs, such systems are Identified and classified. All BPaaS Services provided to HNT from Cognizant DC will be based on dedicated Infrastructure and it will not be shared with other customers.

2.2. *In-Scope Services*

Under BPaaS Service Delivery Model, Cognizant's teams will be responsible for providing all the necessary IT Functions that are required for supporting Health Net.

IT Functions within BPaaS Service Delivery includes:

- Business Requirement Gathering and Assessment
- Product Roadmap Definition
- Enterprise, System and Domain Architecture Management
- Product Design and Development

- Product Testing
- Product Release Management
- Product Deployment
- Product Support
- Infrastructure Management – Compute, Storage, Network, DR and BCP
- Infrastructure Software and Currency Management
- Service Desk
- Integration Service Management
- Data Asset Security
- Project Management and Program Management.
- Architecture Support for HN Retained Systems.

Infrastructures for BPaaS Asset will be hosted in Primary and Secondary Data Centers that were chosen by Health Net. As HN retained applications and Cognizant BPaaS assets are going to be deployed in same datacenters, foundation layers will be common to both IT and Infrastructure Services. Cost of Management of Foundation Services that is common will be shared between Health Net Retained Applications and BPaaS Assets. Details of Product Management from Requirement through Delivery and implementation are described as part of the Solution Approach

2.3. *Out-Of-Scope and Scope Exclusions*

Application and Infrastructure Support for assets that are classified in **APA – Schedule F – Bill of Sale** as HN Retained application and all branding related work such as Marketing content, Digital products, images, videos, pdf's, Site Branding, Site Contents, User Experience, Training

3. SOLUTION DESCRIPTION

3.1. *BPaaS – Product Management*

Cognizant will leverage its proprietary tried and tested **'ProdIgy'** product engineering framework for the management of BPaaS assets


CONCEPT DEVELOPMENT
IDEA GENERATION
TESTING
3
2
4
PRODUCT LIFE-CYCLE
1
5
RESEARCH & ANALYZE
DEPLOYMENT & MAINTENANCE

ProdIgy stands for **<u>Prod</u>uct <u>I</u>nnovation and Engineering MethodoloGY** is a full-fledged framework for managing product development from Inception to Optimization

ProdIgy framework is designed based on the below fundamentals:

- Agile and Iterative methodologies for product development
- A set of processes and guidelines to ensure all critical product development activities are accomplished
- A set of ready to use proprietary tools, templates and checklists designed to help achieve repeatability, consistency and greater product quality

With a vision of

- Shorten time to market and product development cycles
- Lower cost of development while maintaining high quality standards
- Keeping it compliant to the statutory and regulatory needs

ProdIgy is designed to provide timely delivery of varying product development feature requirements. As part of developing the Podigy framework all design, development, testing and release management standards will be established and will be used as reference through out the lifecycles. The established standards will be reviewed yearly to accomadate the new learnings.

3.1.1. Cognizant's ProdIgy Product Development Life Cycle

The customized Product Development Life Cycle covering the various stages is described in the figure below


Intake
Market Research Team
Cognizant Information Security Office
BPaaS Product Management Group
Health Net
Product Envisioning and Planning Phases
Product Definition
Product Release Plan
Product Support Plan
Define
Product Legal and Compliance Management
Product's Project Initiation
Product Architecture and Design
Product Testing Approach
Every Release (1..N) of product will involve
Sprint 0
Develop Sprint Plan
Revisit Requirement
Revisit Architecture
Design by Feature
Code by Feature
Unit Test by Feature
Revisit Product Backlog
Sprint Execution 1...N
Run Daily Builds
Conduct Sprint Retrospection
Certify by feature Sprint Integration Testing
Sprint Review Meeting
Create Product Manual and Guide
Sprint UAT
Sprint Performance Testing
Sprint Regression Testing
Client Image Management
Product Professional Services
Product Roll Out
Product Support
Execution
Post Implementation
Legend
Cognizant Internal
HN Specific

3.1.2. Product Requirements Intake

As part of BPaaS product development Cognizant envisions requirements from the following 4 teams

1. **Cognizant BPaaS Product Management group:**

   Cognizant's Product Management group will be responsible for all product transformation with the agenda to keep the systems commercially viable and competitive in the market. The Product Management group will comprise of product experts as well as Health Net specific customization and integration specialist. Cognizant's product management group will address Health Net specific strategic, operational and market needs and to also address challenges shared with Cognizant by Health Net. The internal Cognizant groups will feed operational, market and Health Net needs and challenges through knowledge management, analytics and industry defined best practices to define the strategic roadmap

2. **Market Research Team:**

   Cognizant will conduct quarterly user group meetings to gather requests for feature enhancements. The Cognizant BPaaS Product Management Group will work closely with Cognizant Market Research team and Cognizant Operations team to gather the requirements from Industry experts and also from HC governance bodies to address the future roadmap

3. **Cognizant Information Security Office:**

   Cognizant Information Security office for Health Net and Healthcare will work with Cognizant Global Information Security- Legal wing team to provide compliance requirements that are mandated by the healthcare regulatory agencies like Center for Medicare and Medicaid Services (CMS), Health and Human Services (HHS), Health Insurance Portability and Accountability Act (HIPPA), Health and Human Services (HHS), Office of the National Coordinator for Health Information Technology (ONC) and Office of Civil Rights (OCR)

4. **Health Net:**

   Health Net specific requirements are those that are provided by Health Net for any focused needs as mentioned below

   - Health Net's product market demand (E.g.: Enhancement needed to enter new geographies or Enhancements needed to introduce new products/LOBs (ASO))
   - Health Net specific Compliance and Security requirements
   - Brand Management related requirements
   - Non BPaaS asset integration requirements

   Being the Most Favored Customer (MFC) for Cognizant, Health Net requirements will be handled via a defined methodology as described below

   - For any specific business reason/need Health Net will approach Cognizant with the specific product functionality needs
   - Such needs will be made through a project brief which will contain the priority of the need- Low, Medium and High

- On receiving the need, Cognizant will turnaround with the requirements as per the terms established in the Master Service Agreement (MSA) and/or MSA Schedules/Exhibits.
- Once both Cognizant and Health Net agree upon the requirement priority, the request will be forwarded to the Governance committee to get the funding allocation
- On approval from the Governance Committee, Cognizant will proceed to the next phase of the Product Development Life Cycle.

3.1.3. Product Definition and Planning

Using the requirements gathered from Intake, Product Definition and Planning will be carried out in three steps.

1. **Product Definition:**

   Product Definition Phase focuses on handling the ***Product Requirements*** and providing a ***Roadmap***. It consists of the below mentioned sub-steps

   - Define user stories
   - Identify features from user stories and create consolidated feature list (product backlog)
   - Evaluate and prioritize features (business value and costs)
   - Define Product Design Principles and Coding Standards.
   - Define product NFRs
   - Document product requirements (product backlog + NFRs)
   - Develop product roadmap - key product releases, supporting platforms and markets
   - Parameters that are considered while defining the product roadmap:
     - Setting the timeline
     - Release prioritization process
     - Establishing the work streams
     - Work out the high-level activities within each work stream
     - Add labels for areas of high risk
     - Mark out the key milestones

2. **Product Release Plan**

   Product release will be managed in conjunction with the product release roadmap. Cognizant product management team will establish release calendar for major, minor, patch/hot fix and client image management. The release schedule of the BPaaS asset will be established to all of Cognizant's clients.

   Any releases that are required for critical needs will be addressed based on client requirements in the required date as negotiated.

   There are 4 kinds of releases that happen

Release	Description
Major	A major release contains several significant features or an architectural change

Release	Description
Minor	A minor release contains one significant feature or several small ones
Hotfix/Patch	A hotfix is any update to fix or improve the performance or address specific needs
Client Image Management	Client specific requirements are those that are very specific to Health Net needs

Cognizant will provide the release notes which will consist of – what is new in the release, previous release notes, focus of the release, compatibility and deployment methodology and issues resolved with this release

Cognizant will use a standard scheme by which anyone can tell the release type simply by looking at the version number

- x.0.0.0 - The first number signifies major version release of the product
- 0.x.0.0 - The second number signifies the minor version release of the product
- 0.0.x.0 - The third number signifies the hot fix/patch update of the product
- 0.0.0.x - The fourth number signifies the client image release of the product

3. **Product Support Plan:**

Product Support planning phase focuses on the support requirements and approach post implementation phase. It identifies roles that needs to be involved and guides development of other required deliverables, as well as indicates assumption and risks. It covers the feature list and how the current release is different to the previous one, any change in technology or modifications to the current stack, addresses the question as to how to revamp the support team

- Identify the support groups that participate in the production support process and their roles
- Plan for any coordination needs between production support, knowledge management, and release planning
- Establish early life support timeframe and required stabilization criteria
- Create a production support matrix of common scenarios and their escalation paths
- Determine any staff communication and documentation needs for early life support
- Create a final readiness assessment for early life support and production support
- Plan for a post-transition review of the approach development and implementation process and outcomes and evaluate all for effectiveness.

Product SDLC Phases start after product concept, roadmap, release and support plan is approved by Product Governance Team

3.1.4. Product Legal and Compliance Management

Once the product roadmap and product release requirements are finalized by the Product Governance team, Product Compliance Management team will review all the requirements that are planned for a release and will provide feedback (add/delete/modify requirements) on the same to

ensure that the Product meets the compliance and security needs that are mandated by Federal and State Regulatory boards.

Product compliance management may conduct Legal review with Customer Legal departments to ensure that they are aligned with the solutions derived to meet compliance standards

3.1.5. Product Elaboration and Testing Phase

The Product Elaboration and Test phase starts off with project initiation

1. **Product Project Initiation:**
   Project Initiation Phase focuses on defining Product Charter and Project Plan. It consists of the below mentioned sub-steps
   - Prepare Product Story Board (business objectives, Critical Success Factors, scope, timelines, Cost Benefit analysis, governance etc.)
   - Prepare project plan

2. **Product Architecture and Design:**
   Product Architecture and Design Phase focuses on defining Product Architecture and High Level Design. It consists of the below mentioned sub-steps
   - Define product architecture (architectural goals, various views, framework, technology platform selection etc.)
   - Define high level design
   - Define user experience strategy
   - Establish design and coding standards

3. **Product Testing Approach**
   Product Testing Approach Phase focuses on defining or modifying the Product Acceptance Test Plan and High Level Test Strategies. It consists of the below mentioned sub-steps
   - Define/Modify product acceptance test approach, test plan, acceptance criteria etc.
   - Define/Modify product performance test strategy

4. **Sprint 0:**
   Sprint 0 Phase focuses on preparing for product development in sprints (env. set ups). It consists of the below mentioned sub-steps
   - Develop Sprint 0 plan
   - Set up development environment
   - Set up test environment
   - Conduct Sprint 0 review meeting

5. **Sprint Execution (1..N):**
   Development of every product release happens in multiple sprints. Each sprint focuses on designing, developing and certifying by feature. It consists of the below mentioned sub-steps
   - Sprint plan is created before starting sprint execution
   - Each sprint execution will involve design by feature, code by feature and certify by feature

- Sprint integration testing is conducted to certify all features included in sprint
- Sprint performance testing is conducted to ensure meeting performance requirements
- Sprint regression testing to ensure features covered in current and all previous sprints
- Sprint acceptance testing is done and user, ops and installation guides evolve over sprints


Develop Sprint Plan
Revisit Requirement
Revisit Architecture
Design by Feature
Code by Feature
Unit Test by Feature
Revisit Product Backlog
Sprint Execution 1...N
Product Backlog
Sprint Backlog
Features Done
Run Daily Builds
Conduct Sprint Retrospection
Certify by feature Sprint Integration Testing
Sprint Review Meeting
Create Product Manual and Guide
Sprint UAT
Sprint Performance Testing
Sprint Regression Testing

3.1.6. Product Training

Cognizant will provide the product manual and provide user demo for all the product releases. Learning requirements over and beyond this would not be handled by Cognizant as part of this contract

However, Specific request for learning requirements such as creation of learning materials will be provided by Cognizant as an add-on service. Once Cognizant team receives such request, Product Training team will work with client to understand their requirements for creating the Product training contents.

3.1.7. Client Image Management

For each customer there may be specific requirements and it may apply for their business models only, such requirements will developed as add on with the core products and will be e released to the specific client. The build and release management will be managed for specific client and will be released to them as Custom Images. All Health Net Specific requirements like Health Net branding will be managed through Client Image Processes

3.1.8. Product Professional Services

As part of the product management team, there would be a product professional services team which would comprise of product experts and integration specialists. The professional services team would help the client on implementation services, integration services with other systems, consulting services, interaction with 3rd party systems and productized services like managing IP.

3.1.9. Product Roll out

- Once the integration services are taken care of, next step deals with the Product deployment which is concerned with deploying the versioned release. This is based on whether the product is a GA (Generally Available) release or customized release
- GA Releases will be certified by the internal product team post which there would be a pilot testing phase before deploying to the client environment
- The Health Net custom releases are certified by Cognizant to be deployed in HNT environment following HNT TCoE guidelines.
- It consists of the following steps
  - Test Plan Strategy Development
  - Test Plan Preparation
  - Test Execution
  - Defect Fixing
  - Client Security Requirement
  - Certify product package for market release
  - Conduct market retrospection for product feedback
  - Update product backlog based on customer feedback

3.1.10. Product Support

- Product support focuses on providing necessary support for product defects, enhancements, upgrades and customizations post launch of product. The product support revolves around defined scope, resources, organizational structure, system availability, and support expectations for production support. Cognizant's standard offering for the product support is as described below
  - **First line (L1) application/product support** for initial review and response to customer service requests and escalation of unresolved issues to technical support specialists
  - **Second line (L2) technical support** through product specialists and subject matter experts for the provision of comprehensive diagnostic and root cause analysis and Incident resolution
  - **Third line (L3) escalation support** through product development engineers for the provision of Problem resolution and corrective maintenance releases
- Cognizant will deliver services via a 24 X 7 support model through a dedicated team. This team will receive incident requests from the helpdesk / service desk via ticketing system. The detailed explanation of each of the services involved is provided in the Service Management section

3.1.11. Third Party Licenses

For first two years, Cognizant will be utilizing Health Net Licenses for Providing Services to Health Net. From year three onwards Cognizant will be deploy its own License or will reimburse License Cost back to Health Net.

The List of Third Party Application, Infrastructure Middleware, Database and Operating System that are required for Supporting assets are called out in **APA – Schedule F – Bill of Sale**.

Cognizant will purchase any additional or new licenses that are required for providing BPaaS Services

3.1.12. Asset Transition to GA

Cognizant vision is to convert the assets to "Generally Available" (COTS) products. The GA/GTM version will be built upon the Health Net version; which will be modernized into suite of Healthcare solutions based on market needs. Converting the assets into Product provides ability for Cognizant team to Market the Product. Cognizant will follow structured steps for converting the assets to the Marketable Product.

- Address all compliance projects
- Consolidate all the LoB into single Platform
- Externalize Health Net Specific Contents
- Remove all Health Net Specific Hard codes
- Migrate Asset Integrations to Acceptable Standards or SOA Architecture
- Decommission any Third Party Applications by building the functionalities in unified Assets

Once the assets ready for "Plug and Play", first General Availability version will be released, timing for each assets to gain "GA" status will vary and is subjected to Product Development team discretion

3.2. *BPaaS - Infrastructure*

Under BPaaS, Cognizant will be responsible for Infrastructure Services that provides scalability for Business Operations. Following sections will provide the details of Infrastructure that will be deployed for BPaaS Assets

3.2.1. Servers

The Server's to support BPaaS is physically part of IO Sliver plus ITO solution (IO Sliver 2), but is logically separated in three categories BPaaS, Corp IT, and Federal. This section will only address the portion broken out to support BPaaS environment. For technical diagrams or details please refer to "HN-CTS SOW4 IT Services Ex A-3-2 Solution Description - ITO Phase II" solution document for details like Rack layout, Architecture design and configuration information.

Charge Components	Unit Of Measure	Servers
AIX Physical	Per Image	4
AIX Virtual	Per Image	21
Solaris Physical	Per Image	12
Solaris Virtual	Per Image	156
Windows/Linux Physical	Per Image	264
Windows/Linux Virtual	Per Image	784

3.2.1.1. Solution Approach

Cognizant will deliver a logically separated solution for our approach please see exhibit "HN-CTS SOW4 IT Services Ex A-3-2 Solution Description - ITO Phase II" for details on our solution.

<u>Open VMS-HP Integrity Platform</u>

Cognizant will procure HP Intel Itanium (latest i4) blade based on C7000 Chassis (similar platform as Boulder DC) for hosting most business critical OpenVMS BPaaS Asset. The OpenVMS version 8.4 will be used for BPaaS standup. As per HP press release, Open VMS Licensing and Support will be moved to VSI, Cognizant is watching the market developments and it will take appropriate decision on OpenVMS Version and Hardware Requirements as situation demands. Prioritization of the project will be based on the timeline for migration and cost benefit analysis.

The HP Integrity hardware details for Centennial and Phoenix are as follows.


Centennial DC
8 – HP 890c i4 8 socket 256GB
Lift & Shift existing Alpha Server
Production


Phoenix DC
DR 6 – HP 890c i4 8 socket 256GB
Test 7 – HP 870c i4 8 socket 256GB
Dev 7 – HP 870c i4 8 socket 256GB
Lift & Shift existing Alpha Server
Test, Dev & DR

<u>Connectivity Details for HP Integrity-Open VMS</u>

- 8 Network interface per Chassis – 10 Gbps for LAN connectivity (with redundancy)
- 2 Management Interface – 1 Gbps for Management
- 8 HBA per Chassis - 8 Gbps for SAN connectivity

3.2.2. Storage

Storage Requirements for identified BPaaS assets that are being migrated from incumbent data centers to the newly built DC's are fulfilled by upgrading the Storage Infrastructure at both Denver and Phoenix DC. Storage Management Tools will be deployed for monitoring and notifications.

Logical Separation of Storage infrastructure for BPaaS and Commercial applications will be maintained.

The below details the Storage requirement for the BPaaS application and DR

Charge Components	Storage (TB)
Centennial Storage	1180
Phoenix Storage	506
DR Storage (Phoenix)	50
Total Storage	1736

Note: Detailed design on the Storage Infrastructure at Centennial and Phoenix is available in the " HN-CTS SOW4 (IT) Ex A-3-A (Solution Desc)"Solution Document and** HN-CTS SOW4 IT Services Ex A-3-2 Solution Description - ITO Phase II" ***Solution Document.

3.2.3. Backup

The backup Infrastructure for BPaaS will leverage the solution built in IO Sliver and ITO. Cognizant will logically separate the BPaaS solution to support Health Net. Cognizant will ensure the data are backed up and retained as per HNT Record Management specifications.

Note: Detailed design on the Backup Infrastructure at Centennial and Phoenix is available in the "HN-CTS SOW4 (IT) Ex A-3-A (Solution Desc)" Solution Document and** HN-CTS SOW4 IT Services Ex A-3-2 Solution Description - ITO Phase II: ***Solution Document.

3.2.3.1. Solution Approach

Cognizant will build backup pools to support BPaaS, which will be logically separated from backup pools using dedicated backup Network. Following upgrades or addition will be made to back environment for supporting BPaaS asset data backup.

- 66 Tape drives will be added.
- SpectraLogic Tape Library will be upgraded for additional slots (2300 for Centennial and 1900 for Phoenix).

Additional NetBackup Media Servers will be installed to handle the increased backup load.

<u>Backup environment</u>

1. ***Backup Software:***

   For the detailed design, configuration documentation please refer to "HN-CTS SOW4 IT Services Ex A-3-2 Solution Description - ITO Phase II" solution document for initial build-out, and HN-CTS SOW4 IT Services Ex A-3-2 Solution Description - ITO Phase II ***solution document.***

Following table outlines, number of tape drives and slots that will be deployed BPaaS Infrastructures (Sepaton and NetBackup)

Location	Unit Of Measure	Environment	BPaaS
Centennial and Phoenix	Tape drive	Spectra logic	74
Centennial and Phoenix	Tape Slot	Spectra Logic	3250
Centennial and Phoenix	TB	Speaton	600
Centennial and Phoenix	%	Netbackup	65%

2. ***Backup Overview - Primary DC (Centennial) and Secondary DC (Phoenix)***

   Cognizant will be expanding backup solution to protect the BPaaS assets by scaling up the backup solution in Centennial DC and Phoenix DC as follows.

   - Additional NBU Media Servers will be added to the backup infrastructure.
   - Expand the Sepaton Storage by adding SRE nodes and controller to provide additional Backup Storage

     Expand the SpectraLogic Tape Library by adding Slots and LTO-6 FC Tape Drives

3.2.4. Middleware

3.2.4.1. Solution Approach

Cognizant will stand up middleware application servers, as per the current application infrastructure requirements. Cognizant will be following build and deploy strategy to stand up the middleware services in the new datacenters. Following table provides the number of instances of Middleware services that will be deployed for BPaaS assets.

Technology	No of Instances
WebLogic 7.0, 8.1, 8.1.5, 9.1, 9.2, 10.0.1, 11gR1	200
IIS 5.x, 6.x, 7.x	100
Weblogic Aqualogic (Enterprise Service Bus)	12

As part of BPaaS technology road map assessment, TIBCO applications will be migrated to WebLogic gradually.

3.2.5. BPaaS Application Migration

For Application migration approach and details please refer to the Transition Manual.

3.3. *BPaaS - Disaster Recovery (DR)*

Cognizant has a robust and proven Disaster Recovery /Business Continuity Plan (DR/BCP) that ensures that services offered to Health Net are protected in the event where any of our service locations becomes inoperable, or any other issues requiring us to move the work elsewhere.

The BCP reiterates our commitment to delivering the highest quality solution using the Onsite/Offshore model, and protecting Health Net from service continuity risks. Our business continuity plans are based on the need to protect professional staff, computing infrastructure, and intellectual property in order to help Health Net remain in business through any contingency; that includes provisions to ensure the mobility of professional skills along with fully redundant communications backbones and computing infrastructures.

As part of providing BPaaS Services, Cognizant will work with Health Net DR and BCP team to build Health Net Specific DR and BCP Plan.

Cognizant is ISO 27001 certified company- the authority that mandates stringent and tested Business Continuity Planning and Disaster Recovery operations. Cognizant's Business Continuity Plan will present the process and procedures to be followed if project activities are affected by a disaster or interruption.

3.3.1. DR Strategy and Approach

For details please refer to the "HN-CTS SOW4 IT Services Ex A-3-2 Solution Description - ITO Phase II" solution document

3.3.2. Business Continuity Planning (BCP)

For details please refer to the "HN-CTS SOW4 IT Services Ex A-3-2 Solution Description - ITO Phase II" solution document.

3.4. *BPaaS Service Delivery*

The Section describes the approach towards setting up of the BPaaS environment as well as the operational aspects of BPaaS service delivery model.

Cognizant has configured an integrated BPaaS solution for supporting its applications by hosting the infrastructure as well as managing the services and the assets. The overall delivery will be ITIL framework based providing improved operational services.

Cognizant's Integrated Service Process and Service Integration Documentations for Health Net are documented in **HN-CTS SOW4 IT Services** Exhibit A-3-4 **Solution Description - People/Process.**

3.4.1. Service Delivery Integration

The overall solution strategy configured is now being split into support for BPaaS and ITO applications. The segregation has been done based on the core towers and the overlying applications. Cognizant envisages a roadmap in which the BPaaS services will be dedicated to Healthnet for a period of 24 months. As more customers are on-boarded onto this framework, Cognizant will look at further segregation of the offering to ensure there is no dependency on Health Net.

3.4.2. Delivery Location and Organization

Cognizant's offshore facilities will be connected among each other and with the Health Net network through robust network infrastructure – consisting of fail-over links and backup lines to handle traffic in times of disasters, more fully set forth below. Robust infrastructure and strong inter-connectivity among these facilities will ensure high operational coordination and the consistency of services in these centers. Cognizant will provide the Services from its dedicated onsite (California, USA) and offshore (India, Philippines) facilities. The following elements of Cognizant's operating model ensure high level of coordination, quality and distribution of work across multiple locations:

- Work will be distributed across multiple delivery facilities, but each individual project will be handled by a single location – to ensure a high level of coordination and planning for the respective project
- Cognizant will decide on the location best suited to execute this project by considering parameters such as required skills, available pools of resources, suitability of operating timings in the specific locations, benefits of scale etc. For example, projects that require a talent pool with niche skills or knowledge will be operated out of locations that specialize in such skills or knowledge, as long as such projects do not have interdependencies with other projects in the engagement

Delivery Location

The services to Health Net will be delivered from the following global delivery centers:

Location	Primary Location	Backup / Failover Location	Services/Platform
Health Net Onsite Location Rancho Cordova, USA	●		▪ Primary Onsite Delivery Centre ▪ L1, L2 & L3 support for Foundation Services & Use cases
Health Net Onsite Location Woodland Hills, USA		●	▪ Backup/failover Onsite Delivery Centre ▪ L1, L2 & L3 support for Foundation Services & Use cases
Cognizant Location Phoenix, USA	●		▪ Secondary Onsite Delivery Centre ▪ DC Hosting and DR ▪ Facility Service
Latisys Location Centennial, USA	●		▪ Latisys DC Hosting ▪ Facility Service
Cognizant Location Manila, Philippines	●		▪ 24/7 Service Desk for Commercial
Cognizant Location Cebu, Philippines		●	▪ 24/7 Service Desk for Commercial
Cognizant Location Bangalore, India	●	●	▪ Primary Location Services o Primary Offshore Delivery Centre o L2 & L3 support for Foundation Services & Use cases

Location	Primary Location	Backup / Failover Location	Services/Platform
			▪ Backup Location Services o L1 support for Foundation Services & Use cases
Cognizant Location Coimbatore, India	●	●	▪ Primary Location Services o Secondary Offshore Delivery Centre o L1 support for Foundation Services & Use cases ▪ Backup Location Services o L2 & L3 support for Foundation Services & Use cases

3.4.3. Service Management

The BPaaS environment will follow the support process of an ITIL framework with greater participation in operations and governance –directly interacting with Health Net. Both the ITO and BPaaS services are built upon common foundation layer and there will be similarity in terms of the support processes involved (ITIL). Cognizant's approach is to move services delivered to Health Net to a more standardized, process- based delivery model, thereby enabling consistency in approach. One of the major components of the solution which will drive consistency in operations and cross-functional processes will be the Cognizant Service Management Office (SMO). Cognizant's ITIL Process Framework is based on ITIL V3 framework and ISO 20000 standards which comprise of the ITSMF and ISO 9000 requirements for IT infrastructure projects. The Quality System provides a comprehensive process framework with standard procedures, guidelines, templates and checklists as depicted in the following sections addressing various service offerings. It covers all aspects of Cognizant's Service Support and Service Delivery.

Cognizant will be submitting Integrated Service Process and Service Integration Documentations for Health Net Review to avoid redundancy and to ensure the completeness of its services across all Service Towers (BPaaS, IO and AO)

3.5. *Security, Compliance and Controls*

The details of security compliance and controls are described in the Security Solution document **HN-CTS SOW4 IT Services Ex A-3-6 BPaaS Non-BPaaS Security Solution.**

EXHIBIT A-3-4

IT PROCESS SOLUTION

TABLE OF CONTENTS

1. Service and Support Overview

Health Net environment will be supported with services aligning to processes compliant with ITIL v3 framework. Cognizant's approach is to move services delivered to Health Net to a more standardized, process- based delivery model, thereby enabling consistency in approach. Cognizant will ensure that its service delivery is aligned to ITIL v3 service definitions and also ensure process compliance in all aspects of service delivery. One of the major components of the solution which will drive consistency in operations and cross-functional processes will be the Cognizant Service Management Office (SMO).

Cognizant's ITIL Process Framework is based on ITIL V3 framework and ISO 20000 standards which comprise of the ITSMF and ISO 9000 requirements. The Quality System provides a comprehensive process framework with standard procedures, guidelines, templates and checklists as depicted in the following sections–addressing various service offerings. It covers all aspects of Cognizant's Service Support and Service Delivery.

2. Target Operating Model

2.1 Service Delivery Model

Cognizant's services are modeled in alignment with the results of the Health Net's scope validation workshop to ensure efficiency, process improvements, documented and controlled processes, metrics management and business value expansion. Cognizant will use its global delivery Onsite-Offshore outsourcing model comprising of a dedicated team to support Health Net. This dedicated team will comprise of Federal and Non-Federal resources. While Non-Federal resources will not be shared to Federal, the Federal resources will be shared to Non-Federal in order to realize efficiencies depending on the nature of activities to be performed. In this model, Cognizant will execute majority of the tasks from an offshore location, while activities requiring an Onsite physical presence to support the federal environment will be executed from the Onsite locations (Datacenters and Heath Net facilities). IT Services will be delivered primarily from Cognizant's offshore delivery centers in India. All Cognizant's Federal resources are US citizens and will undergo a clearance from NACLC.

Use Cases		Heath Net Locations	Health Net Offices		Bangalore	Coimbatore	Chennai
			Federal	Non-Federal	Non-Federal	Non-Federal	Non-Federal
DC Operations		✗	✓	✓	✓	✓	✓
Deskside Support		✓	✓	✓	✓	✓	✓
End User Remote Support		✓	✓	✓	✓	✓	✓
Service Management Office		✓	✓	✓	✓	✓	✓
Database	L1	✗	✓	✗	✓	✓	✓

Use Cases		Heath Net Locations	Health Net Offices		Bangalore	Coimbatore	Chennai
			Federal	Non-Federal	Non-Federal	Non-Federal	Non-Federal
	L2	✗	✓	✓	✓	✓	✓
	L3	✗	✓	✓	✓	✓	✓
Tools	L1	✗	✓	✗	✓	✓	✓
	L2	✗	✓	✓	✓	✓	✓
	L3	✗	✓	✓	✓	✓	✓
Servers/VMs	L1	✗	✓	✗	✓	✓	✓
	L2	✗	✓	✓	✓	✓	✓
	L3	✗	✓	✓	✓	✓	✓
Storage and Back-up	L1	✗	✓	✗	✓	✓	✓
	L2	✗	✓	✓	✓	✓	✓
	L3	✗	✓	✓	✓	✓	✓
Desktop Engineering	L1	✗	✓	✗	✓	✓	✓
	L2	✗	✓	✓	✓	✓	✓
	L3	✗	✓	✓	✓	✓	✓
VDI	L1	✗	✓	✗	✓	✓	✓
	L2	✗	✓	✓	✓	✓	✓
	L3	✗	✓	✓	✓	✓	✓
Network and Links	L1	✗	✓	✗	✓	✓	✓
	L2	✗	✓	✓	✓	✓	✓
	L3	✗	✓	✓	✓	✓	✓
File Share and Print	L1	✗	✓	✗	✓	✓	✓
	L2	✗	✓	✓	✓	✓	✓
	L3	✗	✓	✓	✓	✓	✓
Application Support	L1	✗	✗	✗	✗	✗	✗
	L2	✓	✓	✓	✓	✓	✓
	L3	✓	✓	✓	✓	✓	✓

The high level activities performed by L1, L2 and L3 teams are described below:

Team	Activities
L1 Team	• First point of contact for end users for all use cases services • Accept inquiries - telephone calls/e-mail/web-based from end users for all use cases services • Provide Level 1 problem resolution for all applications/systems and hardware based on standard SOPs • Notify appropriate management and escalate according to the escalation matrix • Record the history of the problem in the problem tracking system • Update the problem ticket and communicate the status to users • Follow up with users after resolution to close out the service request • Monitor progress of incident resolution by third parties and update ticket status
L2 Team	• Respond to, investigate, and resolve incidents initiated as a result of monitoring alarms at monitored sites • Resolve incidents escalated from Level 1 or escalate to Level 3 if unresolved • Act as liaison to Cognizant OEMs and other third-parties • Monitor the implementation of patches and upgrades and communicate to the user community as required • Make updates to the CMDB once the Change Request is completed • Collect and report monthly data on incoming call statistics and ticket volumes
L3 Team	• Fulfill incident resolution activities for assigned incidents • Coordinate with OEM to resolve the incident when necessary • Provide resolution to problems as part of problem management, working together with OEM when necessary • Document and maintain processes, standards, methods and procedures and continuously look for improvements • Investigate and address Health Net concerns or complaints regarding provision of the services • Report issues to Health Net management • Provide general assistance to Level 1 and Level 2 analysts

- Cognizant proposes to deploy Level 1 and L2/L3 for both Federal and Non-Federal. This team will provide support related to L1, L2 and L3 for all the use cases
- Federal support would be provided from an Onsite location
- Level 1 and L2/L3 team will constitute of Cognizant IT support and Service Management for cross functional services
- In a typical situation, the incident workflow will be as follows:
    - End user will call the existing service desk provider. The service desk agents will raise the ticket in the ticketing tool with all the details like detailed incident description, severity, person contact details. The ticket will be allocated to the Cognizant L1 team
    - Primary responsibility of Level 1 team will be to handle all the backend related and operational issues and provide Level 1 resolution
    - Unresolved issues by Level 1 team will be escalated to the appropriate Level 2/Level 3 IT use case team. This will ensure that tickets are assigned and acknowledged by the right team

- o Each use case will have analysts reporting to a lead and support teams will be structured with Level 2 analysts and Level 3 specialists
- o Once a ticket is assigned to the Level 2 team, the analyst will perform an analysis and resolve the problem. All issues requiring specialist help will be forwarded to the concerned Level 3 teams. Level 3 teams will analyze the issues and provide appropriate resolution. Cognizant teams will also update the Knowledge Base (Health Net existing KEDB) with any new issues/ processes

- Cognizant's Service Delivery enabling functions will work with the service delivery organization to provide best in class services to Health Net. Cognizant will leverage its Operations Maturity teams to ensure continuous process improvement and provide productivity benefits to Health Net. Cognizant's IT Centers of Excellence/Technical Architects will enable Health Net in the adoption of industry best practices. The overall solution model envisioned by Cognizant is depicted below:


Health Net Locations
Primary DC Denver
Secondary DC Pheonix
Alerts
HP NNMi
HP OMW
Native tools
Element Managers
Health Net End Users
Cognizant Feet on Street Team – End User Devices
Service Desk Phoenix (Federal)
Service Desk Manila (Commercial)
Health Net 3rd Party vendor support
Health Net Service Management Office
Health Net Key Stakeholder
Alerts
Alerts
Alerts
Incidents/ SR
HP BAC
TWS
Autosys
Citrix
Monitoring Tools
HP OMi (RCA Event Corelation, De-Dup etc.)
ServiceNow (Service management)
ServiceNow CMDB
CMDB / Asset Database
ITSM Plans (Capacity, Availability, Continuity, Change, Release)
HP BSM Dashboard
Security Operation Center (McAfee)
Tickets
Level 1 Team – Onsite (Federal support)
Infrastructure Monitoring
Ticket Creation
Level 1 Incident Determination and Resolution
Incident Management
Level 1 Team- Onsite/Offshore (Commercial Support)
Infrastructure Monitoring
Ticket Creation
Level 1 Incident Determination and Resolution
Incident Management
Incidents/ SR
Incidents/ SR
Level 2/3 – Onsite (Federal support)
DC ,Servers,citrix, Messaging
Storage and Backup
Database & Middleware
Desk side support
Network , link & Security
TelePhony & VoIP
DR
Tools
Service Desk
Level 2 / 3 Team – Onsite/Offshore (Commercial Support)
DC,Servers ,Citrix, Messaging
Storage and Backup
Database & Middleware
Desk side support
Network , link & Security
Telephony & VoIP
Open VMS
DR
Tools
Service Desk
Crit-Sit Management Office
OEM / Vendor Support
Service Management Office
Program Management
Governance
Vendor Management
Quality Management
Service Level Management
Risk Management
Cross Functional Services
Incident Management
Problem Management
Change Management
Release Management
IT Asset Management
Configuration Management
Availability Management
Capacity Management
IT Service Continuity Mgmt.
Operations Maturity (ITSM ITIL-V3 ISO/IEC 20000/20001 based delivery)
Process Definition, Implementation & Compliance
Metrics Management
Continuous Improvement
Customer Experience Management
Health Net
Cognizant
Cognizant - Federal
Health Net Tools
Third Party

Following are the key components as identified in our Service Delivery Model

Support for all the use cases related to Federal and Non Federal can be provided by Federal support team depending on their availability whereas support for all use cases related to Federal will be provided only by Onsite Federal support team. Tickets from the Health Net's service management tool (ServiceNow) will flow to Cognizant's L1 team for Federal Support based at Onsite and Non-Federal Support based at Offshore.

The L2/L3 team for Federal Support will be based at Onsite and L2/L3 team for Non-Federal support will be based at Offshore. Federal support team would also support Non-federal environment based on their capacity and availability.
Database Services has a dependency with the existing Boulder Datacenter service provider since the services resides on the service provider's assets, while all other use cases will be on Cognizant's Datacenter. Any incident related to databases that involves infrastructure that belongs to the existing Boulder Datacenter service provider would be managed differently compared to other use cases since there is a dependency with the existing Boulder Datacenter service provider for the service. Cognizant would follow the existing ITSM processes of the existing Boulder Datacenter service provider related to Database Services to be delivered as part of the knowledge transition.

L2 / L3 Support Layer

This layer will be responsible for service restoration and maintenance and to enable productivity improvements:

- **Level 2:** Activities include providing resolution and restoring services in case of incidents escalated by Level 1 and resolve any user queries/clarifications. The primary objective will be to ensure stability of the operations environment and associated business processes in addition to the availability of applications and infrastructure components

- **Level 3:** Will resolve complex incidents and perform proactive trend analysis to identify the bottlenecks (root cause of recurring incidents, availability and performance issues) and implement permanent fixes in consultation with Health Net. The primary objective will be to enable proactive service delivery, provide operational efficiencies through automation, enrich knowledge database and ensure reliability of the operational environment

Ticket Flow Diagram


Cognizant Service Desk
3rd Party Support Desk
HN Stakeholders
User Reports Incident
Incident Opened in Remedy With User assigned Priority
Monitoring Alarm
Incident created in Remedy with Monitoring alarm priority
Relevant incidents assigned to Cognizant L1 team
Dashboard Update
Update the Dashboard
Incident Assigned to corresponding L2/L3 Support Team
Cognizant Escalates to Vendor Support
Yes
Dash board Update
Dash board Update
Attempt Resolution Of Incident
No
Third Party Vendor
No
Attempt Resolution Of Incident
Resolve Incident
Incident Reported To vendor
No
Incident Resolved ?
Incident Resolved ?
Incident Resolved
Yes
Yes
Close Incident & Update Incident Log
Update & Close Incident
Update & Close Incident
Close Incident & Update Incident Log
Generate Incident Report

Tools Implementation

Cognizant's Tools solution is designed to achieve an end state that integrates three key components of the tooling landscape, namely Service Assurance, Service Management and Service Automation. This core tooling capability is supplemented by a comprehensive reporting solution. In order to achieve these objectives in the most cost efficient manner, Cognizant will use existing Health Net tools where possible while bringing additional products to replace tools owned by the existing Boulder Datacenter service provider that are not be available and to fill the gaps in the current environment. The deployment of these tools is planned during the data center migration. This will ensure the full functionality of the data center management team's tools platform to enable them to work with effective collaboration and no impact to existing services. The key improvements brought about by the Cognizant solutions are:

- Consolidation of multiple tools providing similar functionality in to single tool wherever possible
- Full integration of all system monitoring to a single-pane-of-view event manager acting as Manager of Managers
- Automation of ticket generation in to ServiceNow ITSM based on filtered and qualified alerts
- Enhancement of ITSM functionality through implementation of additional modules such as Asset Management, Knowledge Management and Service Level Management.
- Implementation of integrated Asset Management and CMDB solution which is in turn fully integrated with ITSM solution.

- Introduction of Service Automation functionality that can be leveraged for achieving provisioning and de-provisioning of virtual instances, runbook automation, tracking compliance and software release and distribution.
- Integration of tools to a reporting engine enabling automated dashboard based reporting.

Service Management Office

The proposed Service Management Office (SMO) provides managing use case, IT cross-functional services in an Onsite-Offshore model. Shown below are the key functions that the SMO performs and the benefits that Health Net will derive from them.


HEALTH NET BUSINESS USERS
VALUE SPECTRUM
End-to-end Accountability
Client Satisfaction
Proactive Management
Cost Benefits
Resource Optimization
Continuous Improvement
HEALTH NET MANAGEMENT
Desktop Engineering, VDI, Deskside & DC Support
Server, Storage, Backup, Database*
File Share, Print, Network, Tools
L1
L2
L3
Incident Management
Problem Management
Change Management
Release Management
Service Level Management
Operations Maturity
SERVICE MANAGEMENT OFFICE
Cross-functional umbrella for global processes,
tools & people to ensure seamless service delivery across towers
* DEPENDENCY ON INCUMBENT PROCESSES

The SMO will have the overall accountability for all service related issues/escalations. Some of the key process areas that SMO will govern include:

Process Areas	Key Responsibilities
Incident Management	• Manage Major Incidents (Severity 1s), Critical Situations and Disasters involving breakdown of business processes – Convene and chair incident management calls, coordinate with delivery managers and technical support teams (if needed) for faster incident resolution • Communicate timely and accurate information to key stakeholders (IT and Business) –Cognizant, Health Net, 3rd Parties and existing Boulder datacenter service provider • Manage 3rd party interactions during critical situations • Own the Incident from creation to closure irrespective of the internal or external technical support team's involvement • Ensure appropriate communication to the user community on critical Incidents. • Initiate Problem Management process for performing Root cause analysis and to come up with possible permanent fixes to eliminate recurring incidents.
Change and Release Management	• Cognizant will own the change and release management processes • Cognizant will convene and chair Change Advisory Board • Ensure all changes are approved before implementation • Cognizant will maintain the forward schedule of changes and release calendar • Ensure appropriate communication to the user community before deployment of releases • Conduct post implementation review for major changes • Maintain a Release Acceptance framework to ensure proper handoff between project and steady state support teams
Capacity Management	• Develop/Enhance/Verify process guidelines for Capacity and Availability Management functions and train the teams on the respective processes • Manage and Lead Configuration, Capacity and Availability Management functions • Establish and document thresholds with approval from Health Net • Monitor trends and thresholds • Engage with Health Net when thresholds are reached
Service Level Management	• Health Net will define service levels using their baselines and business needs of their requirements. • Health Net will define Business Level SLAs and Cognizant will manage and govern them
Vendor Management	• Regular interaction with Cognizant's 3rd Party Vendors • Vendor Performance Management • Define and Manage OLAs with Cognizant's 3rd Party Vendors for End to End SLA Management

In addition to the process areas mentioned in the table above, SMO will own and improve other operational processes across use cases and Cross-Functional services like incident problem management, knowledge management, critical-situation management and configuration management.

2.2 Operation Maturity Framework

Cognizant will implement its proven "Operation Maturity" (OM) Delivery Framework starting from the current mode of operations. This framework is based on measuring and managing of a number of KPIs and metrics that will be reported transparently to Health Net and will lay the foundation for robust operations delivery and drive continual improvements.

OM framework will provide direction to run the operations by having the overall service delivery for Health Net monitored, measured and reported on an ongoing basis through specific, measurable and transparent parameters along with a clear roadmap for Continuous Service Improvement and Transformation. Cognizant will work with Health Net to ensure we capture any additional metrics that may be important to Health Net's performance indicators.

The OM Index, which is a measure of the service delivery excellence of a process, is divided into 6 parameters

- Stability
- Compliance
- Continuous Service Improvement
- Customer Experience
- Customer Specific Requirements
- Automation

"Operations Maturity Index" measures various dimensions like Stability, Compliance, Customer Experience, Continual Service Improvement, Customer CSF & Automation Maturity

Automation- Enhance capabilities in various ESM tools and technologies, Service Automation, Task Automation. It measures 13 parameters on Process Optimization, Minimization of Manual effort, Mistake Proofing etc.

Dimension	Cluster
Stability Index	Customer Essentials
	Customer Essentials
	SLO / KPI reporting
	Floor Management
	Governance
	People
	Process
	Environmental Stability
Compliance Index	IT Service Continuity
	Security Management
	Access management
	Statutory & Regulatory
Continual Service Improvement	CSI Plan
	CSI Benefits signed off : Hard benefits annualized
	CSI Benefits signed off : Customer
	Overall CSI benefits
	Managed Innovation Index
	SLO/ KPI improvements
Customer Experience	Escalations
	Customer Satisfaction Score
	Risk Assessment
	Business Impact Understanding
	Customer Governance experience
Customer Specific	Critical Success Factors
Automation	As per Automation Maturity

Automation	
Monitoring	Monitoring Systems
	Event Automation
	Business Service Management
Task Automation	System Administration Tasks
	Incident Management Tasks
	Change Management Tasks
	Provisioning Tasks
Workflow Automation	Ticket Management
	SLA Management
	Notifications
	User Access Control
	Ticket Workflow
Reporting	Floor Management
	SLM Reporting
	Performance & Availability

Stability :

Focuses on operations and Environment stability (ITO)

Compliance

Focuses on Statutory & Regulatory, Service Continuity, Access and Security management in alignment with IT IS security compliance framework

CSI – Continual service improvements

Emphasis on Innovation , Kaizen, Service transformation, and LSS initiatives and Benefits will be measure both on Soft and Hard dollar benefits realized against contract value

Customer Experience

Focuses on CSAT , Risk Management and transaction feedbacks and effectiveness of Customer Governance

Automation

Focuses on customer's environment and estates automation level with respect to Monitoring, Task automation , workflow management and Reporting

Example of an Operations Maturity Index – Standard

OPERATIONS MATURITY INDEX -Standard				
Sl No	Parameter / Scale	Weightage	Scoring	Weighted Scoring
1	Stability	35%	2.20	0.77
2	Compliance	10%	2.80	0.28
3	CSI	15%	4.00	0.60
4	Customer Experience	5%	3.50	0.18
5	Customer Specific	5%	3.00	0.15

	requirements			
6	Automation	30%	0.00	0.00
OMI		**100%**		**1.98**
Calculated OMI				**1.98**

Using these indices in conjunction with Cognizant's metrics culture, OM team will drive process standardization, optimization and Continuous Service Improvements in every facet of managed services delivery for Health Net.

Cognizant IO Program solution document details the proposed tools for availability and performance in section : 2.2.5 Monitoring Tools.

3. Service Delivery Process

The processes described below will be followed for Phase 1 Scope and for any future scope changes that Cognizant undertakes for Health Net.

3.1 ITIL/ITSM Processes

3.1.1 Incident Management

Goals and Objectives

The objective of the Incident Management Process is to restore normal service operation as quickly as possible and minimize the impact to business operations, thus ensuring that the service quality and availability is maintained.

An Incident is defined as any event which is not a part of the standard operation of a service and which causes, or may cause, an interruption to, or a reduction in, the quality of the service.

The Incident Management activities will include:

- Incident detection and recording
- Classification and initial support
- Investigation and diagnosis
- Resolution and recovery
- Incident ownership, monitoring, tracking and closure

Cognizant's Incident Management team will restore normal services within the defined SLAs agreed and to minimize the impact to business operations. Incidents will be categorized and prioritized according to the SLA definition in the SLA schedule.

Incident Management Process Flow



Events & Alerts Management
Incumbent Service Desk
Cognizant L1 Team
Categorize incident with appropriate CTI information
Classify incident as per severity guidelines and service type; Assign to L1 and start working
Is Critical Incident?
Y
Follow Critical Incident process
N
Search Knowledge Base / existing tickets for similar incidents
Runbook / SOP / KEDB
Is workaround / solution available?
Y
N
Is Desktop issue or local/vendor support required?
D/S
Escalate to Deskside team
V
Escalate to vendor & follow up for resolution
N
L2/L3 team to perform Investigation & Diagnosis
Follow Problem ManagementP rocess
Is change required?
Y
Follow Change Management Process
N
Apply workaround / solution
Confirm ticket resolution from user
Update incident log
Incident Closure
Cognizant
Incumbent Service Desk

- Incident detection and recording by Cognizant L1 team/ Service Desk
  - Record basic details of the incident as required by Service Desk tool. Some of these details will be obtained from Health Net end user as the complaint is submitted
  - Alert specialist support group(s) as necessary ; for federal issues, the Onsite team will be alerted
- Classification and initial support
  - Classifying Incidents
  - Matching against Known Errors and Problems
  - L1 will inform the Problem Management team of the existence of new problems and of unmatched or multiple Incidents
  - Assessment of impact and urgency, and thereby defining priority
  - Incident Categorization

- Application - Service not available, Application bug
- Hardware - Automatic alert, Printer issues
- Service Request - forgotten passwords
- Assessing related configuration details (daily verification)
- Providing initial support (assess incident details, find quick resolution)
- Closing the Incident or routing to a specialist support group, and informing the User(s)

- Investigation and diagnosis
  - Assessment of incident details
  - Collection and analysis of all related information, and resolution (Including any work-around) or route to the next level of support
  - Engagement of existing Boulder database service provider, AO, software/hardware vendors or other 3rd parties as needed to participate in the investigation
- Resolution and recovery
  - Resolve the Incident using the solution/work-around or, alternatively to raise a Request For Change (RFC) tickets
  - Take recovery actions
- Incident closure
  - Details of action taken to resolve the incident are concise and readable
  - The resolution is agreed upon by Health Net end users/ affected teams
  - All details applicable to this incident are recorded
- Ownership, monitoring, tracking and communication
  - Monitor Incidents
  - Escalate Incidents
  - Inform User

Roles and Responsibilities: Incident Management

Roles	Responsibility
Health Net	• Reporting all incidents to the Service Desk • Responding to requests for additional information in a timely fashion • Reporting their related incidents to the Service Desk • Responding in assisting with resolution in a timely fashion • Confirming that issue has been resolved
Level 1 Support	• Identifying incidents and be first point of contact for incidents reported by Service Desk. Diagnose, escalate, and resolve based on documented processes and procedures. Responsible for: • Recording, classification, prioritization and routing of incidents • Resolving incident using Level 1 SOP's, knowledge base articles and experience • Tracking progress of incidents by accurate and timely recording of incident status and of work notes • Ongoing communication of progress to the users • If incident can be resolved by Level 1 team, then: o Documenting resolution of incident to ensure that this is

Roles	Responsibility
	clear and understandable by the user o Ensuring the user is satisfied with the resolution o Confirming classification of the incidents request to improve management information and aid future incident matching • Responsible for incident investigation, diagnosis and recovery within the defined service levels. • Where appropriate, assign incident to Level 2 or 3.
Level 2 Support	• Providing first point of escalation, guidance and instructions to Level 1 support to diagnose and resolve the incident. Take assignment of incidents where subject matter expertise and experience is required for diagnosis. Responsible for: o Providing business/functional support o Responsible for incident investigation, diagnosis and recovery within the defined service levels o Providing Health Net updates, as required o Escalating incidents, as required
Level 3 Support	• Making changes to components or where a complex resolution is required, for example, code change, hardware replacement or vendor support. Responsible for: o Providing technical support o Responsible for incident investigation, diagnosis and recovery within the defined service levels o Providing Health Net updates, as required
Team Leader	• Ensuring the team complies with documented processes including the Queue Management process and ensuring the team meets the required-Service Levels. Responsible for: o Ensuring the Queue management is performed within the team o Providing the tools, training and support required by team members to perform their tasks o Monitoring team performance and accountable for SLA breaches within the team
Incident Manager	• Managing and supporting incidents and urgent service requests either personally or via the Service Desk, to ensure successful completion and user satisfaction. Responsible for: o Monitoring efficiency and effectiveness of the Incident Management process o Providing periodic touch base with technical team /s for the exact status of the incident o Providing updates to key Health Net/Cognizant stakeholders o Providing escalation management for incidents arising from end users/stakeholders

Roles	Responsibility
	○ Generating Incident Management performance reports ○ Managing improvements within the Incident Management process ○ Assisting the team with the Major Incident and Problem Management processes

Incident Management Services Roles and Obligations	Cognizant	Health Net
Interface and coordinate with the Service Desk and Health Net for Incident Management Services activities and take ownership of end to end Incident Resolution	X	
Establish Incident classification by priority based on business case		X
Establish Incident workflow, escalation, communication and reporting processes that help to achieve SLAs	X	
Review and approve Incident classification, prioritization and workflow, communication, escalation and reporting processes	X	
Manage entire Incident lifecycle including detection, escalation, diagnosis, Health Net status reporting, repair and recovery	X	
Ensure Incident Resolution activities conform to defined Change Management procedures	X	
Daily/Weekly review of the state of open Incidents and the progress being made in addressing the incidents		X
Identify possible enhancement opportunities for improved operational performance and potential cost savings based on results of Incident Resolution activities	X	X
Review and approve projects to implement enhancement opportunities	X	X
Implement approved projects to implement enhancement opportunities	X	X

Critical Situation (Critical Incident) Incident Management

Cognizant will follow the critical incident management process* as per ITIL standards. The overall process flow is summarized below:


Critical Incident Management Process
0-5 mins
5-15 mins
15-30 mins
30-120 mins
> 120 mins
Alert indicating outage / degraded performance of critical device / service noticed by monitoring team
Alert logged into Remedy and routed to Incumbent Service Desk
SD/Cognizant L1 team checks whether it is Critical Incident
Regular Incident Management process
Mail notification to pre-defined list of people as in Critical Incident communication plan
Service Desk acknowledges ticket & routes it to respective Technical support team
Critical Incident Manager invokes Critical Incident process
Critical Incident Manager notifies PM about Critical Incident
Provide inputs to Critical Incident Manager
Investigation & Diagnosis Completed
Need Partner help
Need Vendor help
Need SME help
Investigation and diagnosis
Confirmed
Technical support team confirms whether they are responsible for resolution
Contact Partner
Contact vendor
Contact CoE/SME
Critical Incident Manager Initiate SWAT call
Critical Incident Manager communicates and implements decisions taken in SWAT Call – Sends out update to all stakeholders
Resolution found
Technical support team works on finding out resolution
Update ticket log in the tool
Critical Incident Manager Initiate SWAT call every 30 min / as per agreed frequency to provide progress update
Close Ticket
Confirm resolution implemented is correct & working
Technical support team works on finding out resolution based on discussion with SMEs
Open Technical bridge with SMEs / Vendor
Share the key learning with rest of the team in team meeting
Update Knowledge Management Database
Upon getting Health Net approval upload RCA & Critical Incident report in the tool
Submit RCA within SLA or agreed upon time
Submit Critical Incident Report to Health Net within SLA or agreed upon time
RCA
Review RCA with Cognizant SMEs / Vendor
Prepare RCA & Critical Incident Report

* The above critical incident process is applicable to both prod and non-prod critical systems

Roles and Responsibilities: Critical Incident Team

Roles	Responsibility
Team Members	• Accept assigned ticket during business Hours and off-business hours • Inform Operations Team about bridge opening details • Start troubleshooting of the incident if the issue is in scope • Provide technical expertise and ensure correctness of incident troubleshooting and impact assessment • Refer knowledge base and resolve incident as quickly as possible • Work on alternate solutions and discuss the solution with product vendor and Health Net • Follow the process documentation • Update the ticket with status regularly every 30 minutes as to notify stake holders. • Co-ordinate with vendors and ensure timely response • Prepare the RCA : share with Health Net and update the approved RCA in ServiceNow
Critical Incident / Problem Manager	• Control the escalation and involve appropriate individuals/teams as required to speed up the resolution • Inform the program manager about the incident in details and the ETR • Notify the Onsite team about the opening of Critical Incident bridge • Program Manager will provide the Critical Incident bridge information to all the Critical Incident stakeholders • Ensure timely (every 30 Min.) and accurate information is being updated until the incident is resolved • Handle any escalations during the incident • Provide necessary guidance and support to the team • Bring in 3rd party vendor/partner/ CoE for expert inputs towards resolution • Interact with operations team to assess the impact and current status • Coordinate RCA review with all stake holders • Prepare Major Incident Report (RCA) and share it with the Critical Incident stakeholders
Other Members	• Health Net program manager to be informed periodically by the Critical Incident manager or delivery manager about the progress and resolution of incident • Cognizant application team to provide inputs on the criticality and business impact of the incident

While the table above describes a critical situation scenario, in case of outage situations, the Service Desk will create an automated response in the IVR for end users to keep them informed of the on-going critical outage and also send out a mailer to the effected employees.

3.1.2 Problem Management

Goals and Objectives

The goal of Problem Management is to minimize the adverse impact of incidents and problems have on the business processes and to prevent incidents from reoccurring. Problem Management is both a reactive and proactive process that identifies the root cause for one or more incidents. The reactive approach to Problem Management looks at identifying the root cause of incidents, while the proactive method looks to prevent incidents from occurring in the first place by identifying and solving problems.

Problem Management Process Flow


Problem Identification
If there was an incident with considerable impact that has been solved, Problem Manager should immediately register a problem to investigate root cause.
During trend analysis number of incidents with similar symptoms may be discovered
Someone discovers a source of potential problems
If an incident is closed with the code "Work Around"
If a problem is forwarded from another domain
Problem Ticket
Gather Information
Information Required from other suppliers
YES
Cognizant Problem Manager to facilitate Vendor Manager to pull in information as required.
NO
Cognizant PM to facilitate interaction with Change Manager & Incident Manager and other suppliers for RCA where required
Root Cause Analysis
Documentation Solution
HN Approval
Submitted to Incident Manager for raising change/project request

Problem Management Flow for Health Net

- Problem identification and Recording
  - If there was an incident with considerable impact that has been solved, Problem Manager should immediately register a problem to investigate root cause
  - During trend analysis number of incidents with similar symptoms may be discovered
  - Someone discovers a source of potential problems
  - If an incident is closed with the code "Work Around"
  - If a problem is forwarded from another domain
- Classification (Involves collection of data so that problem can be categorized and prioritized)
  - What are the related incidents?
  - How urgently the problem needs to be solved?

- Assign Resources
  - Categorization and Prioritization of a problem enables the appropriate resources to be assigned. This ensures that problems are handled efficiently and effectively.
- Investigation and Diagnosis
  - To detect the underlying cause of one or more incidents
  - Provide workarounds for incidents related to problem
  - Records of recent changes to be interrogated because these may provide clues as to the cause
- Establish Known Error
  - Identified known error is recorded in KEDB
  - The error is routed to Error control process

Throughout the process the Problem Manager has a responsibility to track and monitor progress and quality as well as to provide necessary reports.

Proactive Problem Management

- Identifying and resolving Problems and Known Errors before Incidents occur
- Trend analysis
- Targeting of preventive action

Roles and Responsibilities: Problem Management

Roles	Responsibility
Critical Incident / Problem Manager	• Reviewing the efficiency and effectiveness of problem control process • Managing problem support team (L2/L3 teams) • Monitoring the effectives of problem management process and making recommendations for improvements • Develop and publish RCA reports • Identifying problems (by analyzing Incident data etc.)

Problem management Services Roles and Obligations	Cognizant	Health Net
Problem Identification, recording and Classification	X	
Categorization and Prioritization of a problem	X	
Investigation and Diagnosis to provide workarounds	X	
Identified known error is recorded in KEDB	X	
Conduct proactive trend analysis to identify recurring Problems and providing RCA Services trend analysis reporting to Health Net	X	
Track and report on all Severity Level 1 and 2 Incidents and provide associated consequences	X	
Recommend solutions to address recurring Problems or failures	X	
Review and approve solutions to address recurring Problems or failures		X
Identify root cause of Severity Level 1 and 2 Incidents and recommend	X	

[illegible]	Cognizant	Health Net
appropriate Resolution action		
Review and approve solutions to address Severity Levels 1 and 2 Incidents		X
Provide status report detailing the root cause of and procedure for correcting recurring Problems and Severity Levels 1 and 2 Incidents until closure as determined by Health Net	X	

Root Cause Analysis (RCA)

One of the most critical steps in Problem Management process is the root cause analysis (RCA) which would ensure either correct diagnosis of the incident leading to right solution. RCA will be done for Severity 1 and Severity 2 tickets only. The severity of the incidents as Severity 1 or Severity 2 will be defined as below:

Severity Level	Definition	Response Required
1 Critical	A serious fault prevents a business critical process from being performed and there is no workaround available for the problem.	Cognizant will commence work to resolve the problem immediately. Work shall continue uninterrupted until a suitable workaround is implemented.
2 High	A high percentage of Users are affected and a fault or workaround prevents a business process from being performed satisfactorily.	Cognizant will commence work to resolve the problem immediately and shall continue within normal business hours until a suitable workaround is implemented.

- Delivery Manager is responsible to ensure timely completion of RCA report
- Root cause analysis is mandatory for all Critical Situations
- Root Cause Analysis will done using techniques like Ishikawa diagrams, and brainstorming sessions. The inputs will be data and information from incident management team as well as metrics book and problem call log form
- Capture the inputs from all the stakeholders after the root cause is identified within the agreed time.
- Wherever applicable, get in touch with the 3rd party involved to ensure that the cause and solution is collaboratively closed
- The draft RCA report should be reviewed with all the stake holders with in agreed time frame after problem resolution
- RCA document will be available at common shared location
- The RCA report should clearly capture lessons learned and action items
- The final RCA report after review with all stakeholders to be and formally accepted by Health Net within agreed timelines
- RCA will be initiated within 24 hrs. of Severity 1 or Severity 2ticket being closed

For all resolutions which are not dependent on any 3rd party vendors, RCA will be submitted to Health Net within 5 days from Severity 1 or Severity 2 ticket closure. As per Heath Net CTS – Exhibit B-1 (Service Level Metrics) document Section 6.5 Root cause Analysis Completion, in the event of a critical service level failure due to the performance failure of an OEM vendor (e.g., Hitachi, Cisco, Telco, IBM), Cognizant may be excused from this critical level failure. Incident Manager will submit a Change/Project Request for implementing the solution/fix for the problem as documented in the RCA approved by Health Net.

3.1.3 Configuration Management

Goals and Objectives

Cognizant identifies Configuration Management Process as a pivotal process for all the other processes (especially the Service Support). Configuration Management is important as it is considered central and supportive to other ITIL processes where it provides information. All in-scope hardware/software inventory/version would be maintained in ServiceNow as well as in an MS excel spread sheet.

The objective of the configuration management process will be to:

- Provide IT Management with greater control over the IT Assets of the organization.
- Provide accurate information to other ITIL processes.
- Maintain a reliable Configuration Management Database (CMDB)

The Configuration Management Process will include the following activities

- Designing the Configuration Management Database
- Identifying and establishing the configuration item (CI)
- Taking inventory of the hardware and software assets and assigning a CI
- Documenting the As-is configuration of the systems and assigning a CI
- Providing access to the CI
- Changing the CI
- Reporting CI changes
- Reviewing CI regularly

Configuration Management Process Flow


Start
Incident
Problem
Known Error
Request for Change
Change Authorized
Change tested, Implemented and Released
End
CMDB

Configuration Management Flow and its Interaction with other processes

Configuration Management Planning

Cognizant's Configuration Management plan will encompass:

- Related policies, standards and processes that are specific to the support group
- Configuration Management roles and responsibilities
- CI (Configuration Item) naming conventions
- The schedule and procedures for performing Configuration Management activities: configuration identification, control, status accounting, configuration audit and verification
- Interface control with third parties, e.g. Change Management, suppliers
- Configuration Management systems design, including scope and key interfaces

Configuration Identification

- CIs are the components used to deliver a service. The CIs include hardware, software, documentation and SLAs
- Identify the relationship between CIs and the attributes for every CI (allocating identifiers and version numbers for CIs, labeling each item, and entering it on the Configuration management database (CMDB))

Control of CIs

- Strict configuration control will ensure that only authorized and identifiable CIs are recorded in the Configuration management Database (CMDB) upon receipt.
- Cognizant will use ServiceNow
- The CMDB will be updated as and when there will be a change in the environment using the authorized change management cycle.

Configuration Status Accounting

Status reports should be produced on a regular basis, listing, for all CIs under control, their current version and change history. Status accounting reports on the current, previous and planned states of the CIs should include:

- Unique identifiers of constituent CIs and their current status, e.g. 'under development', 'under test', 'live'
- Configuration baselines, Releases and their status (Base lining is done during the initial state of set up of CMDB which is on a year to year basis. It would help us to identify the amount of changes performed and correlate them to the impact created positively or negatively. Baseline in Configuration management is done with help of standard tools.)
- Latest software item versions and their status for a system baseline/application
- The person responsible for status change, e.g. from 'under test' to 'live'
- Change history/audit trail
- Open problems /RFCs

Configuration Verification and Audits

Configuration audits would be considered during the following times:

- Shortly after implementation of a new Configuration Management system
- Before and after major Changes
- Before a software release or installation to ensure that the environment is as performing as expected
- Following recovery from disasters and after a 'return to normal' (this audit should be included in contingency plans)
- In response to the detection of any unauthorized CIs
- Quarterly audits

All processes within ITIL have links with configuration Management or retrieve information from the Configuration Management Database.

Roles and Responsibilities: Configuration Management

Roles	Responsibilities
Configuration Manager	• Performs audits and establish baselines. • Selects, assigns responsibilities to, and trains the configuration management staff. • Establishes CMDB policies, including CI-naming conventions. • Oversee the day-to-day operations of the process. • Produces and distributes management reports. • Provides change owner with a baseline report for assessing the impact of a release. • Updates the CMDB with all changes to the target environment when both the pilot and the full release have been completed. • Conduct audits and reconcile the CMDB

Configuration Management Services Roles and Obligations	Cognizant	Health Net
Establish Configuration Management Database (CMDB), in accordance with Health Net requirements	X	
Review and approve all configurations and CMDB (critical and business impact)		X
Review and approve all configurations and CMDB (non-critical)	X	
Enter/upload configuration data into the CMDB	X	
Establish automated process Interfaces to Incident and Problem management, Change management, DR, technical support, maintenance and asset management processes	X	
Establish appropriate authorization controls for modifying configuration items and verify compliance with software licensing	X	
Ensure Configuration Management processes are consistent across all infrastructure(e.g., development, test and production)	X	
Establish process for verifying the accuracy of configuration items, adherence to Configuration Management process and identifying process deficiencies	X	
Track and flag configurations that are not in conformance with Health Net-defined standards and requirements (e.g., exceptions list)	X	

3.1.4 Release Management

Goals and Objectives

The goal of the Release Management process is to ensure the planning, design, build, configuration and testing of software and hardware systems to create a set of Release components for the service production environment. Testing (operational and service readiness), planning, preparation and scheduling of the Release is done by the Project/Build team before handing off to Steady State.

This procedure applies to all changes that require software and /or a hardware release. The Release Management process ensures that, both process oriented and technical aspects of a release are planned and standardized:

- Plan releases in line with requirements resulting from approved changes
- Plan technology refresh of the environment is in line with Health Net technology plan, Health Net release calendar and ensure that the IT changes-are implemented in a controlled manner to minimize the impact on Health Net application releases
- Cognizant IT support team under this process will deploy the entire release request submitted to them by the application support group like code promotion. Where the release would have some impact on the exiting environment, Cognizant IT team would follow the change management process. Cognizant IT team will work closely with all application team to understand the impact (if any) and take necessary precautionary measure/s and keep Health Net informed
- To design and implement efficient procedures for the distribution and installation of changes to IT systems
- Develop implementation and rollback plans for approved changes that will be included in the release
- Build effective release modules for the deployment of the changes to production
- To ensure that hardware and software being changed is traceable, secure and that only correct, authorized and tested versions are installed
- To ensure that master copies of all software are secured in the Definitive Software Library (DSL),hardware spares are stored in Definitive Hardware Store(DHS) and-the details are updated in asset management tool (ServiceNow)
- Cognizant support team will deploy the release in line with structured implementation guidelines

Release Management Process Flow

Cognizant has put in place a release management team who will work closely with change management and configuration management teams of Cognizant and Health Net to ensure that the changes are implemented as per the release schedule. The frequency and type of releases will be determined mutually between the Cognizant release manager and Health Net during the course of engagement.



Release From Vendors/OEM
Resolution to incidents
Resolution to Problems
Customer Requests
Identified need for release
Release criteria
Meets release criteria
No
Follow change management criteria
Close
Yes
Plan the release
Update RFC
Rework Plan?
Raise change for build and test
Yes
RFC Approved
No
Correction Required
Yes
Build and Test
Test Successful
No
Update release place
Yes
Yes
Yes
Discuss release plan with customer
Approved-Deploy in Prod
No
Correction Required
Raise RFC as per release plan
Follow change management process for RFC
RFC Successful
No
Review the release
Is Successful?
Yes
Training required
Provide early life support
Raise RCA
Update customer
Follow Problem management Process

Release Management Process

Cognizant understands that the current infrastructure hosted in the Datacenter has a usable life of over 3 years, where at that time we will review the need the for a technology refresh. This provides us with a unique opportunity to review and enhance the overall environment at the same time as the refresh.

Cognizant would look to follow the principles below when considering transformation
- Software currency roadmap
- Future Growth plan
- Out-of-support technology
- Compliance
- Cost reduction
- Standardization

Typical activities that Cognizant will perform during tech refresh process are:
- Conduct services and activities associated with the technology refresh to modernize the IT infrastructure on a continual basis
- Establish, implement, and manage plans, policies and procedures regarding continual technical improvement and publish to Health Net
- Maintain the Technology Refresh Plan for all the Infrastructure/Software currency in line with the approved technology plan
- Design, Build, upgrade, replace and test hardware and software components with appropriate new technology

Roles and Responsibilities: Release Management Process

Release Management Services Roles and Obligations	Cognizant	Health Net
Administer the version control system as it relates to Release Management of Health Net applications	X	
Establish Release Management plans for major releases	X	
Review Release Management details with Health Net and alter as appropriate (e.g., back out plan, go/no go decision)	X	
Ensure Release Management Services processes are consistent across all environments (e.g., development, test and production)	X	

3.1.5 Change Management

Goals and Objectives

The Change Management process is used to ensure that standardized methods and procedures are used for the efficient and prompt handling of all changes. The Change Management process is designed to minimize the impact of change-related incidents on service quality, and consequently improve the day-to-day operations of the organization.

The change management process will perform the following activities:-

- Recording the change requests
- Accepting the change request
- Classifying the change requests
- Building and Testing the change
- Implementing the change
- Evaluating the business impact of the change

Change Management Process Flow

Cognizant will follow an extensive ITIL based change management process. Cognizant will utilize ServiceNow to run the Change Management process after receiving change tickets. The change management process will be run along with Cognizant application team to ensure that all changes are approved after validation of application impact. Cognizant will implement the changes in the Health Net environment as per the process below:



Health Net/ Cognizant
Change Management – Health Net
Change Implementer
Change Coordinator
Project Request/ Service Request from Health Net/ Cognizant
Does request requires Change?
Yes
Present CR in CAB Meeting
(Change Supervisor) Authorize and add Ad hoc approvers
(Change Supervisor) Obtain approval from Ad-hoc approvers
(Change Manager) Approve change
(Change Supervisor) Coordinate with user for UAT result
Confirm UAT result
UAT Successful?
Yes
No
(Change Manager) Approve & Close the change
Raise a change request with pre-requisite information
Implement change and seek UAT
Complete change
Rollback the change
Analyze failure cause
Initial review
Pre-requisite Information
Communication Plan
Implementation Plan
Backout Plan
Is CR properly Documented?
Yes
No
Stage CR for authorization and follow up for approvals
Conduct pre-implementation review
Evaluate Communication Plan
Allocate Resources
Evaluate accuracy of documentation
Report the status after completion
Report the status of Rollback
Coordinate with SME to complete Documentation
Extract & Publish Forward Schedule of Changes
Publish Resource Allocation Report
Conduct Pre-implementation Review meeting & publish Report
Conduct Post-implementation review meeting & Publish report
Publish report of all changes completed during the previous 24 hours

Change Management Process Flow

The Change Advisory Board (CAB) will consist of Health Net and Cognizant members and will take all decisions on planned and emergency changes. The CAB will be formed during the transition phase and will continue into the steady state of the engagement. The CAB will perform the following activities but not limited to:

- Reviews respective agenda and details of each RFC on the agenda prior to each CAB meeting based on Report distributed
- Approves/disapproves or requests more information for each RFC
- Assess Emergency Changes (for example outage due to hardware failure, as required)
- Participates in scheduling and coordination of change schedule
- Ensures all changes are properly assessed and evaluated
- Participates in Change Management process review and evaluation (efficiency and effectiveness of Change Management)
- Review all opened RFCs
- Other necessary tasks to complete the change

The CAB consists of the following members from Cognizant:

- Change Manager
- Incident Manager
- Delivery Manager
- Application support team
- Use case Lead

Health Net will be represented by:

- Health Net Operations Team

Emergency Change Management

Any service interruption that is identified as high impact, where the number of users affected or systems or services that are critical to the organization are involved, must be attended to immediately. The resolution of the problem must be accomplished quickly, and will adhere to the following emergency process flow.


Technical Team identifies a Sev1/Sev2 incident
Requires Emergency Change
Yes
Raise RFC and informs ECAB
ECAB meeting convene
Emergency Change approved
Bypass testing
Initiate Change management process
Yes
No
No Testing
Bare minimum Testing Done
Successful Testing
Perform Change in production

The procedure to be followed is the following:

- An urgent meeting of the ECAB (Emergency Change Approval Board) will be held
- If it is difficult for the ECAB to meet or if it occurs over a weekend or during a holidays a decision is needed from the change manager to postpone the problem resolution

As the priority objective in the event of emergency changes is to restore service, it may be needed for the associated processes to follow an out of sequence process order from the normal case (i.e. the CMDB is recorded and the associated documentation completed after the change has been made).

However, it is essential that when the emergency change is closed, the change information is recorded as it would be in the case of a normal change. If not, future changes may result in incompatibilities, incorrectly recorded configurations, etc. and could give rise to new incidents and problems.

Emergency changes are covered in the SLA document and it would be based on a Severity 1/ Severity 2 situation. The number of emergency changes with regards to total number of infrastructure changes should not exceed 10% in a month.

Roles and Responsibilities: Change Management

Roles	Responsibility
Change Manager	• Accepts, filters, and classifies RFCs. • Obtains required authorization for the change. • Plans and coordinates the implementation of the change. • Reviews implemented RFCs to ensure the objective was met. • Assembles CAB for emergency RFCs. • Generates change management reports.

Change and Release Management Services Roles and Obligations	Cognizant	Health Net
Participate in weekly CAB meetings	X	X
Establish Change classifications (impact, severity, risk) and Change authorization process, including a list of contacts authorized to request Changes to scope by level of authority and any updates thereto	X	X
Document and classify proposed Changes to the CAB, including required risk impact, test plans and back out plans of those Changes	X	
Develop and maintain a schedule of planned Changes and provide to Health Net for review as required	X	
Determine Change logistics	X	
Communicate and coordinate recommended Changes with all affected parties	X	
Schedule and conduct Change and Release Management meetings to include review of planned Changes and results of Changes made	X	
Provide and continually maintain Change Documentation	X	
Authorize and approve scheduled Changes or alter the schedule of any or all Change requests	X	X
Notify Health Net and other Third Parties of Change timing and impact	X	
Implement Change and adhere to detailed release plans	X	
Modify and update systems and documentation impacted by implemented Changes (e.g., CMDB, Asset Management System, Service catalog (if applicable), DR plan, SOP)	X	
Verify that Change met objectives and Resolve negative impacts from the Change	X	
Monitor Changes and report results of Changes and impacts and provide single portal access to reports and associated logs	X	
Manage Change communication with Health Net and Third Parties as required	X	

Change and Release Management Services Roles and Obligations	Cognizant	Health Net
Perform quality control activities and approve Change results	X	X
Secure and maintain master copies of all in-scope Software versions in a secured Software library and update CMDB	X	
Implement and document out-of-CAB-cycle changes related to the Infrastructure components	X	

3.1.6 Capacity Management

Goals and Objectives

The goal of capacity management is to optimize the capability of the IT infrastructure in order to deliver a cost-effective and sustained level of availability that enables the business to satisfy its objectives. The goal of capacity management is to continuously optimize existing and future IT resource demands and supply. Based on this optimizing goal, the capacity management process maintains a capacity plan and initiates requests for change that may result in environmental updates or new facilities.

The activities include:

- Monitoring the infrastructure components to ensure the agreed-upon service levels are reached
- Analyzing the data monitored from the previous activity and creating trends to establish baselines
- Tuning the systems based on the established baselines
- Implementation of new or changed capacity
- Influencing the demand for capacity. This activity provides important inputs into both the capacity plan and service level agreements
- Gathering and updating technical, business, and other information relevant to the Capacity Management database

Capacity Management Process Flow

Cognizant will adopt a structured process for capacity management to ensure that the current and future needs of the business with respect to IT infrastructure are provided cost effectively by understanding the performance trends of existing infrastructure and business needs in line with the technology changes in the industry. This will be discussed with Health Net periodically in monthly governance meetings. Cognizant will gather all the necessary inputs to the capacity plan from incident information from incident management, CMDB and performance management tools. (Refer to the tools section for more details).

Capacity Management Process is broken down into following sub-processes

Business Capacity Management - Typical strategic activities to plan and implement business requirements in a timely manner are:

- Ensure that future business requirements are planned and implemented in time
  - o Understand Health Net's capacity requirements including business demands which can be brought forward at the governance meetings with the Health Net Program Manager
  - o Design new services or make recommendations for procuring hardware and software, where performance and /or Capacity are needed
- Propose service design targets to SLM that can be monitored
- Provide SLM with information, any analysis done to the SLA breaches
- Use the current resource utilization data to trend, forecast or model the future requirements. Consider business inputs, plans outlining new services, any improvements and growth envisaged in existing services while forecasting for future requirements

Service Capacity Management - Typical tactical activities to performed to compliance with service level agreements

- Monitor applications and business processes and understand resource consumption patterns and cycles to ensure SLAs are met
- Record, analyze and report the data
- Ensure data is collected, services are modeled, and normal service level trends are maintained
- If service related incidents / problems are raised pertaining to Capacity, evaluate the issues and provide necessary inputs
- Raise RFCs pertaining to service capacity through formal Change Management Process
- Establishing acceptable capacity thresholds

Resource Capacity Management - Typical operational activities to manage the capacity and performance of individual components within the infrastructure in a timely fashion are

- Monitor, measure and record utilization details for all the individual components within the infrastructure; this will be discussed at monthly PMR meetings and appropriate action will be agreed upon
- Analyze the collected data and prepare utilization reports and exception reports
- Whenever exceptions (threshold , SLA breach) occur take short-term or immediate actions (disk clean-up, fine tuning, etc.) to meet business requirements
- Provide solutions to resolve any incidents, problems pertaining to capacity. If any change is necessary implement using the RFC process
- Establishing acceptable capacity thresholds
- Obtain Health Net approval for procuring additional capacity

As this is an ongoing activity, each capacity management request would logically follow a well-defined process to maintain consistency. As a result of the capacity plans, there can be a trigger to the change management process and subsequently to procurement process. Both these activities will involve the discussion and approval from Health Net before an actual change can be made. Also based on the future growth forecast of Health Net, Cognizant will jointly work to frame the capacity plan. The high level approach is outlined below:


Business Capacity Management
Business Plans
Business Needs
IT Strategy
Forecasts
Trends
Financial Plans
Budgets
Change Management
Stakeholder Review
Request for Change
Procurement Required?
Y
HN Approval
Service Capacity Management
Service Reviews
SLA
Service Catalog
Alerts
Changes
Problems
Service
Monitoring
Change Management
Problem Management
Model
Request for Change
Capacity Plan
Capacity Management Database (CMD)
Resource Capacity Management
Ops Schedules
Deployment Plans
Developments Plans
Incidents
Problems
Alerts
Changes
Resource
Monitoring
Change Management
Problem Management
Model
Request for Change

Capacity Management

Roles and Responsibilities: Capacity Management

Roles	Responsibility
Capacity Manager	• Forecasting future service capacity requirements • Providing consulting expertise for the review and creation of any external contracts that include capacity clauses • Use of modeling tools and other capacity planning techniques • Changing the batch schedule • Capturing metrics and creating performance reports • Submitting RFCs for schedule changes • Ensuring high availability (24x7)

Capacity Management Services Roles and Obligations	Cognizant	Health Net
Establish and continually maintain a comprehensive Capacity Management planning process	X	
Review and approve Capacity Management planning process		X
Develop capacity plans that meet Health Net demand and growth projection and SLRs	X	
Review and approve capacity plans		X
Define future capacity requirements and define thresholds		X
Participate in all capacity planning reviews		X
Assess capacity impacts to all technology when adding, removing or modifying services	X	
Continually monitor IT resource usage to enable proactive identification of capacity issues	X	
Recommend Changes to capacity to improve service performance and/or reduce costs	X	
Assess impact/risk and cost of capacity Changes	X	

3.1.7 Asset Management

Goals and Objectives

- Prolonging asset life and aiding in the decision to rehabilitate/repair/replacement assets through an efficient and quick method
- Meeting Health Net demands with a focus on system sustainability
- Meeting service expectations and regulatory requirements
- Improving response to emergencies
- Maintain License Compliancy for Hardware and Software

Asset Management Process

The following activities would be performed under the asset management that would be provided by Cognizant:

- Tracking and Reporting
  - Assets hosted and managed in cognizant datacenters
  - Ensure auditable control of all end points (deployed, stock, repair, quarantine, legal hold)
  - Identify location of end points using a Unique ID
  - Update Asset management tool (ServiceNow)
  - Report generation
- Asset Purchasing Management

- Includes all the purchase activities only for Cognizant's data center equipment
- Asset management tools Manage ServiceNow would be used to track PO management for the Cognizant data center equipment only (this is an offline and manual activity)
- Cognizant would provide monthly procurement forecast report to Heath Net as part of Desktop/Laptop refresh activity

- Stock Management
  - Hold and Manage stock, transfer stock between sites
  - Order and receive/ dispatch equipment
- Disposal
  - Health Net would identity the EUC component (desktops, scanners, printers, etc.) that are to be decommissioned (such as end of lease equipment, complete hardware break down, etc.)
  - Cognizant would co-ordinate with existing Health Net contracted vendor for the asset disposal for recycling

  Note: *High level Depot activities and responsibilities are detailed in the Health Net IO Program Solution documents in the Section 2.3.3.2*
- Support Repair Activities
  - Diagnosis, warranty and non-warranty repairs


Raise Purchase request based on stock requirement
Obtain Approval from Healthnet procurement
Receive order & prepare shipment
Import asset data into system
Stock Management Team will update Procured Devices
Raise a procurement Request with Hardware vendor
Send shipment & asset details
Asset Tracking system updated
Inputs from Capacity Plan & Change Requests
Cognizant
Health Net
OEM
Ship assets to required location
Send Asset Details to local stock management team for confirmation
Confirm Receipt of all assets
CMDB Updated

Asset Management Workflow

The ARC/RRC billing will be tied into asset management process through the ServiceNow tool which would be utilized to have up to date inventory of assets to enable the unit price model.

Asset Tracking and Reporting

Cognizant's solution principles for managing asset data and achieving high quality include a comprehensive approach to asset management and tracking. Asset data in the asset database is created and maintained as the result of notifications from lifecycle activities, these data are continuously validated against what is found on the estate by manual audits or other trusted data sources (e.g. 3rd party contract schedules). Using asset data updates from change management and underpinning with a robust validation process typically results in data accuracy above 95%.

Cognizant Asset Tracking and reporting Team, which will be a part of the SMO, will actively investigate all data exceptions to discover the true status of each asset. Cognizant will be responsible for maintaining the asset data and accountable for its accuracy. Cognizant will have an Asset and Procurement Manager to be accountable for the maintenance of the data. This role will be based at Onsite. A team of Asset Management resources to perform data cleansing and processing will be located at Offshore to provide the service.


Healthnet
Cognizant Onsite
Cognizant Offshore
Healthnet Program Management
Program Manager
Program Manager
OEM/ 3rd Party repair vendor
Healthnet Lead
Procurement Manager
Change & Config Manager
Onsite Lead in Healthnet non primary sites
Tracking & Reporting Analysts
Asset Management
Project Admin
End Users
Deskside Technicians + DC Technicians (Repair/IMAC)
Disposal Vendor

Asset Management Team

Cognizant will be responsible for ensuring that the Asset processes for all activities for which they are responsible are fully integrated with the asset lifecycle management processes, and will also work with Health Net to review the processes which impact asset lifecycle management and make recommendations

for improvements necessary to enable the maintenance of high quality asset data. Cognizant would use ServiceNow to Track and report Hardware, software inventory and ensure software license compliance for assets hosted and managed in Cognizant Datacenters. ServiceNow is a web-based IT Asset Management (ITAM) tool that helps to monitor and manage assets.

Asset Purchasing Management

The Procurement service will interface with asset management service, to check inventory levels before initiating new purchase orders. Cognizant will use ServiceNow for offline reporting of the asset inventory. The re-ordering levels will be decided during due diligence phase. Cognizant's vendor management team will be responsible for management of the procurement and interaction with Health Net/ Cognizant's 3rd party vendor. Shown below is the process flow to be followed for asset procurement:

DRAFT


Procurement Process
Project Team
Function
Cognizant Procurement Team
Cognizant Procurement Team
Legal Team
Start
Send material requirement (BOM)
Meeting / Discussion on weekly call
Confirm receipt of equipment on site, physical inspection and sign-off to SI
Publish billing details
Review the Bill of Material
Check inventory levels
Update BoM
Create Order Form
Request for a quote with the vendor on the BOM
Review, Negotiate and finalize on the pricing, terms and contract
Review the order form and submit for PO creation
Send PO to vendor for delivery of the equipment with location details
Publish Weekly procurement tracker report and Schedule information
Send a delivery note (POD) & Physical Inspection report to Project Team
Confirm vendor on delivery and request for invoice for processing
Vendor invoice to Finance for VAT input & payment processing. Billing input to project team
End to End Warranty tracking / DOA / RMA
End
Create Draft PO for review
Create final signed PO
Review contract and provide inputs, negotiate and sign

Procurement Management Process

End User Asset Management Services

Cognizant will provide End point provisioning, re-provisioning and decommissioning Service by a service request/IMAC request to add and remove standard end Points to/from the Health Net environment. This service will be delivered in an Onsite-Offshore model, where the Offshore team will service activities such as image deployment, user migration, active directory updates, and the Onsite team will coordinate with desk side teams and stock management teams for the execution of the "touch services" associated with the service requests. CMDB and inventory/asset system updates will be in line the asset management functions. The process will be managed by coordinators from the key primary sites and Cognizant Offshore delivery centers. Hardware stock management will be driven by dedicated procurement coordinators in key primary hub sites (sites which have high density of devices) and Onsite teams located in other primary sites. The service will closely work with the asset management service for managing stock assets, and utilize CMDB updates and asset/inventory management platform of Cognizant for stock tracking and reporting.

Desk side Services also includes depot service as part of the solution. Cognizant assumes Health Net would provision Secured room/warehouse to maintain Spares/inventory for EUC devices at identified locations.

Typical high level activities performed by depot support team would entail the following:

- Depot Support will maintain the inventory of spares/ in order to facilitate desktop/laptop/printers part replacement for sites under its administration area
- Depot Support will receive/maintain the inventory of New desktop/laptop to install new system or replace existing PC for the users
- Dispatching Parts and Repairing devices by replacing parts
- Depot Support Location would assist in imaging and build services for Laptops/Desktops which are not pre-built by the OEM.
- Depot Support will provision Laptops/Desktops to support home users for any quick replacements

Roles and Responsibilities: Asset Management

Asset Management Services Roles and Obligations	Cognizant	Health Net
Provide an Asset Management System, processes and procedures for all Health Net hardware and Software.	X	
Manage lifecycle of all in-scope Assets from requisition ordering, inventory, installation, preventative maintenance to disposal	X	

Asset Management Services Roles and Obligations	Cognizant	Health Net
Provide Health Net inquiry and reporting access into the Asset Management System for all Assets including data access via a real-time access reporting portal in exportable and analyzable format and ad hoc and recurring (e.g., monthly) reports	X	
Input, maintain, update, track and report all in-scope Assets throughout the Asset lifecycle (i.e. acquisition to retirement)	X	
Continually maintain the accuracy of the data of Assets in the Asset Management System according to SLRs	X	
Update Asset records related to all Change activities (e.g., Install/Move/Add/Change/Disposal (IMACD) activities, Break/Fix activities, enterprise reorganization and Change Management activities)	X	
Provide, and upon Health Net approval, implement remediation plans for Asset Management System deficiencies	X	
Review and approve physical Asset inventory reports and remediation plans of the Asset Management System		X
Reporting the end-of-life assets/technology obsolesce	X	
Tech Refresh	X	X

3.1.8 SLA Reporting

Goals and Objectives

- To present a clear, concise, and measurable description of service levels to Health Net
- Proactive SLA Monitoring and Alerts to keep IT in Control
- Real-time status and SLA trends over time
- Management Reports based on services being monitored and reported to all stakeholders

SLA Reporting Overview

Cognizant will implement several controls and measures that will assure consistent quality of services are delivered to Health Net. Cognizant's approach to project and engagement reporting is based on accuracy, transparency and timeliness.

Cognizant will implement a rigorous Service Level Management (ITIL) process to improve IT service quality via constant Monitoring and Reporting/Reviewing to meet Health Net business objectives. As part of monitoring, reporting and reviewing the following activities will be conducted:

- Monitoring SLA / KPIs using dashboard, alerts and reports
- Reporting, both scheduled and ad-hoc
- Disagreements and queries review, and resolution using corrections and exceptions

Our Cognizant proposed HP service Health Reporter provides cross-domain reporting of the availability and performance metrics for the IT infrastructure elements and enabling these metrics to be directly related to the business services. HP Service Health Reporter will be tightly integrated with HP OMW and HP NNMi to collect the performance data to be saved in PMDB (Performance Management database). This enables to storing the reporting long term trend analysis and cross domain analysis. HP SHR comes with a comprehensive out of box reports which helps technical SME to use the tool quickly.

As part of Periodic Review Process, the following activities will be conducted:

- Review SLAs and KPIs with Health Net periodically
- Publish and review achievements with the aid of standard reports

Health Net will receive a set of standard reports that can include performance, utilization, and availability reports. These reports are scheduled and are provided to the client on a monthly basis.

Sample Reports


HP Service Health Reporter
System Management
System Availability Detail


HP Service Health Reporter
Network
Network Node Health by Group


HP Service Health Reporter
System Management
Heat Chart - CPU

Roles and Responsibilities: SLA Reporting

SLA Reporting Services Roles and Obligations	Cognizant	Health Net
Define Service Level Monitoring and Reporting Services requirements and policies		X
Define SLRs		X
Report on SLR performance and improvement results	X	
Coordinate SLR monitoring and reporting with designated **Health Net** representative and Third Parties	X	
Measure, analyze, and provide management reports on performance relative to SLRs	X	
Develop and deliver SLR improvement plans where required	X	

3.1.9 Knowledge Management

Goals and Objectives

The key goal of various initiatives in knowledge management is to provide tactical support to enable improvements in the use and effectiveness of the knowledge base. The following are the detailed objectives:

- Productivity benefits and cost reduction
- Improved resolution time and effort
- Provide potential to expand and grow
- Encourage free flow of ideas leading to insight and innovation
- Foster a collaborative culture
- Facilitate better, more informed decision
- Increase Health Net satisfaction
- Continuously collect, store, manage and update explicit and tacit knowledge

Cognizant will develop a knowledge repository for Health Net right from the beginning of the engagement. During the transition phase, Cognizant would document all its learning from the Health Net environment, standard operating procedures (SOPs), processes etc. and place them in the repository. This repository would form the basis of how the support would be provided to Health Net during the steady state. During steady state, Cognizant would document and collect all the information related to process improvement, issue resolution, etc. These documents would also become part of the repository.

With the help of knowledge repository, Cognizant's support teams will be better equipped to handle the user queries and asking them the right questions to understand their issues / requirements.

Knowledge Management Process


Create
Knowledge
Article Draft
Change
workflow state
to Review
Review and
finalize content
Limit
availability?
Yes
Assign Roles
No
Publish

- Knowledge Process Manager creates a new article, either directly on the Knowledge form or from an incident or problem (one of the functions performed by CSI/Transformation Architect)
- Administrator adds roles to the article, if appropriate, and changes the workflow state to Review
- Knowledge Process Manager verifies that the article is not a duplicate and edits the content, as necessary
- Administrator changes the Workflow field to Published
- Article is available to appropriate users through the knowledge portal and search

All of Cognizant's support resources would undergo training on using the knowledge repository. This training would specify:

- The kind of questions to be asked to triage the problem at the first level

- Steps to be taken to narrow down the cause. E.g., if the user reports that he cannot send/receive mails, the analyst would narrow down the problem using a series of questions to identify if it's a network issue, a mailbox size issue or an exchange server issue
- Resolution methodology

Upon receiving the call, the L1 team will identify the problem. During identification, the L1 team would check if there is any solution / workaround available in the repository. If available, the L1 team will solve the issue and close the ticket. Otherwise, the analyst would escalate it to the proper support team. The use of repository thus would increase the efficiency of the analysts in resolving the issues. The reports on the KEDB usage will be retrieved monthly.


Number of issues resolved
L1
L2
L3
New Processes
Process Improvement
Knowledge Repository
Issue Resolution
L1
L2
L3
Initial Stage
• Little information in Knowledge Repository
• More issues are escalated to L2 and to L3
Later Stage
• As more issues are resolved, information is stored in KR
• Subsequently FCR% increases as L1 resolves lots of issues

Typically, in any engagement, the knowledge base is initially small. The First level resolution team will forward most of the issues it receives to Level 2 / Level 3 teams due to limited information in the repository. The Level 2 / Level 3 experts will resolve the incident and add their learning / solutions in the knowledge repository. As the engagement progresses, the knowledge repository is filled with information specific to issue resolution. After some time, the First level resolution desk will start resolving more issues, thus increasing the First Call Resolution (FCR) % and decreasing the turnaround time to solve these issues.

Roles and Responsibilities: Knowledge Management

Roles	Responsibility
CSI/Transformation Architect	• Ensure that the KM process supports the Technical Support team, Support Groups, End Users and the other processes • Preparing management reports and ensuring Knowledge Article reviews • Reviewing monthly management metrics and taking action where necessary to ensure compliance, governance, and continued process maturity • Knowledge monitoring and interaction to other processes • Making recommendations for Process Improvement Plans

3.1.10 Service Request Management

Goals and Objective

The Service Request Processes manage submission and handling of all requests for service to ensure:

- Service requests are properly logged
- Service requests are properly routed
- Service request status is accurately reported
- Queue of unfulfilled requests is visible and reported
- Service requests are properly prioritized
- Solution provided meets the requirements specified by the user

Service Request Process Flow


Health Net / Cognizant
Incumbent Service Desk
Cognizant Support Teams
Submit Request
Start
Create SR Case
Service covered under SLA?
Yes
No
Fulfill Request
Notify customer
Update & Close case
Customer satisfied?
Yes
No
Verify solution with customer
Notify Manager & Change case status
Evaluate Request
Routine Request?
Yes
No
Assistance Service Request
Fulfill Request
Add resolution info to case & Notify user
Initiate Change management process

- Perform the same functions and will have the same responsibilities for Service Requests as required for Incident Management, including:
  - Monitor, identify, integrate and resolve requests in Health Net's environment, in accordance with the Service Levels
  - Provide Health Net's representative with the estimated resource or cost impacts of Service Requests
  - Participate in Health Net's IT Project process where applicable for the Services including but not limited to: participate in Project planning meetings, solution design sessions, provide timely estimates for resources or cost impact of Service Requests, contribute knowledge and expertise, including information based on "lessons learned" and experience with similar technologies used with the Cognizant's other customers.

- Provide support for Service Requests, including interfacing with the Health Net entity initiating the Service Request and providing support for the following: the documentation standards; production task list and run sheet updates; informing day-to-day staff of the changes to the environment; and support for Health Net's coordination and acceptance of any Service Request deliverables
  - Escalate unresolved requests according to Health Net procedures. Health Net has the right to escalate at any time it deems necessary to meets its operational needs
  - Address all Service Requests promptly after receipt; monitor, control, and report on each request until complete or otherwise resolved
  - Provide a mechanism for expedited handling of Service Requests identified to Cognizant by Health Net as a high priority
  - Track and manage all Service Requests from Authorized Users
  - Fulfill Service Requests by working with service management teams, Business owners, and Third-Party Vendor(s)
  - Liaise with Change Management to ensure that Service Requests follow the Change Management Process for Standard Changes and Requests For Changes (RFCs).
  - Liaise with Access Management to ensure that Service Requests follow the Access Management Process for access to a service.
- Verify the request is fulfilled to Health Net user's satisfaction prior to closing the ticket. If not fulfilled correctly, re-open the original ticket (user does not need create a new ticket)
  - Provide regular reporting identifying tasks, present current status reports and identify potential bottlenecks and problems. Cognizant will also notify user promptly of any problems that might affect the expected fulfillment date. In addition, Cognizant will provide user Service Request status reports on a monthly basis or as needed, including statistics on number of outstanding requests and planned completion dates, number of requests received for the current month, number of requests completed for the current month, and average time to complete requests (e.g., current month, year-to-date)

Roles and Responsibilities: Service Request Management

Role	Responsibilities
Service Request Manager	• Develop task lists for the more complex and most common Assistance Service Requests. For example, a new employee needs active directory id and email account (Server Group), New PC (PC Group). These task lists will be set in CRM for the related service and used to provide more detail in each case • Monitor request queue to ensure all requests are being handled • Make final decision on priority of items in the request queue • If necessary, make decision on which resources need to be involved in fulfilling the request

[illegible]	[illegible]
	• Review service task lists for request fulfillment to ensure policy compliance, value tasks for service being rendered, and for any vulnerabilities or risks • Perform post-implementation review to ensure that all services are functioning properly and all documentation is complete • If issues arise during the service delivery, review service task list compliance or improvement needs • Monitor adherence to the agreed upon SLAs/KPIs for Service Request resolution

[illegible]	[illegible]	[illegible]
Initiate Service Request	X	X
Creation of new SRs	X	X
modification of existing SRs	X	
Accept Request from Health Net	X	
Determine whether this request is a request for assistance or change	X	
Prioritize SR's in the queue	X	
Select next SR to be worked on	X	
Implement technical solution	X	
Verify solution with Health Net	X	
Close case	X	
Develop checklists to be followed for Service Requests	X	
Verify checklists are being utilized for SR's	X	
Develop task lists for SR's to be utilized by Service Desk	X	

3.1.11 Patch Management

Goals and Objectives

Patch management is the process of controlling the deployment and maintenance of interim software releases to production environments. It aims to ensure all patches required for system functionality and security. Patch Management also ensures the successful completion of patches without any failure.

The objective of the Patch Management procedure is to define a standard method based on the best practices available in the industry to carry out the installation of all patches.

Considering the criticality of the patch management process, Cognizant will ensure that there is seamless integration of the release management and change management process. To achieve this, Cognizant has configured a dedicated release manager to drive successful patch implementation in the environment.

Patch Management helps maintain:

- Operational efficiency
- Effectiveness
- Overcome security vulnerabilities
- Stability of production environment

Patch Management Process

The following activities would be performed under patch management workflow provided by Cognizant:


Patch Management Workflow
Patch release by OEM
Validate Patches
Not Applicable
No Action Required
Applicable
Release Manager to analyze the Patches and Identify Criticality
Routine Path
Project Path
Download Approved Patches
Test Patches and Perform Impact Analysis
Release Manager(RM) Informs HN/ Application Team
Deploy to a Test Environment
Work with OEM and get updated Patch
NO
Is Testing Successful?
Yes
RM raises & follow change management process to deploy in UAT
Is UAT Deployment Successful?
Yes
No
RM raise & obtains approval for changes Request for Production
RM schedules production deployment
RM analyzes and rectifies deployments
Yes
Is Deployment Successful?
NO
Is Production Failure
Yes
NO
Generate Patch Update Reports
Remediate the Patch Failures machines
RM Informs HN/application team about successful deployment
Update CMDB
Audit Compliance

Patch Management Workflow

- Notification is received from OEMs in advance of the normal release period

- Release manager identifies the criticality of the patches
- Classify the criticality type of path as either a routine path or a project path and patches to be made available for testing
- Test the patches and perform impact analysis
- Deploy the patches to the test environment
- Once successful, RM raises the change request for patch deployment to production
- Health Net approves patch deployment recommendations and Cognizant initiates patch deployment

Roles and Responsibilities: Patch Management

Patch Management Services Roles and Obligations	Cognizant	Health Net
Patch Validation	X	
Patch Criticality Definition	X	
Patch Testing and Impact Analysis	X	
Patch Production Deployment	X	
Patch Failure machines Remediation	X	
Patch Update Reports	X	
Update CMDB	X	
Approval of patch deployment recommendations		X

3.1.12 Software Currency

Goals and Objectives

Cognizant's asset management team will administer Health Net's license and currency management. This team will be entrusted with tracking the currency of IT software/entities such as Operating System, Database, Servers, Network and Routers etc. The asset management team coordinates with OEM for any updates. The update is driven by the following:

- The particular software is EOL (End of Life)
- OEM mandated critical updates
- Application driven changes

This will help in:
- Inventory tracking
- Usage metering
- License harvesting
- Compliance verification

Software Currency Management Process

Cognizant will use ServiceNow to track and report software inventory and ensure software license compliance. It is a web-based IT Asset Management (ITAM) tool that helps to monitor and manage assets.

Cognizant will have regular meetings with Health Net on the importance of the changes and the implementation plan based on Health Net's technology refresh plan and application release calendar. Once Health Net approves the change, Cognizant will follow the change management process to implement the change including testing and UAT deployment and finally production deployment. For application driven software updates, there will be a comprehensive testing plan to ensure all critical applications run without downtime. The software currency for Health Net would be managed at N-1 level for most of the software and at N-2 level which has dependency on other release activities like application upgrade etc. (N-OEM Vendor major release versions).

Roles and Responsibilities: Software Currency Services

Software Currency Services Roles and Obligations	Cognizant	Health Net
Provide an Asset Management System, processes and procedures for all Health Net Software	X	
Manage lifecycle of all in-scope software Assets from inventory tracking, usage metering to compliance verification	X	
Provide Health Net inquiry and reporting access for all software Assets	X	

including data access via a real-time access reporting portal in exportable and analyzable format and ad hoc and recurring (e.g., monthly) reports		
Testing the updates and deployment in production	X	
Review and approve physical Asset inventory reports and remediation plans of Asset Management System		X

3.1.13 Project Life-cycle Management

Goals and Objectives

A "Project" is a discrete unit of non-recurring work that generally requires startup, planning, execution, and completion with a definite start date and finish date.

The goal of Cognizant's Project Life-cycle Management is to integrate our industry's operational and functional expertise in IT management and our deep Health Net experience and insight to ensure successful project implementation and value realization. Effective project process management includes strategies, tactics, and tools for managing the design, development and delivery processes and for controlling key factors to ensure that Health Net's infrastructure matches their expectations and business functions.

The planning and execution of in-flight projects are based on Cognizant's proven experience and will be modified to meet Health Net -specific requirements. Some of the critical factors to be considered during the analysis of the in-flight projects are: the current stage of the project or enhancement timelines, business priorities, size, dependencies between in-flight projects, etc.

Cognizant understands that in-flight projects will run alongside the Transition phase of this engagement. For such projects Cognizant will mutually agree on a roadmap to take over project execution from Health Net if feasible. The project timelines and its impact to the Transition will also be evaluated and agreed upon by both parties.

High Level Project Lifecycle Process Flow

Cognizant will adopt a Project Lifecycle process flow to ensure that the current and future needs of Health Net with respect to IT are provided cost effectively.

Health Net would send out a BARR document through their project team that would include the Health Net's IT requirements to Cognizant's Account team. Cognizant's Account and IO team would follow Health Net's requirements based on the Health Net's approved BARR document. Once the requirements are understood and agreed upon in terms of the scope and capabilities, Cognizant's IO and Account team would proceed with initiation of the project. The project life cycle framework in-place would be used and the Cognizant team would work with all the stake holders involved to plan and get the necessary approvals and budget to deliver the project within the stipulated timeline as per the agreed terms and conditions. This diagram below depicts the high level project lifecycle process flow:


Health Net / Cognizant
Submit Request
Start
Cognizant
Create Project Case
Project Analysis
Project Design
Project Implement ation
Test/ Validation
No
Health Net satisfied?
Yes
Project Closure

Project Lifecycle Process flow

- Analysis of the high level business requirement for the project
- Preparation of project schedule, project design and project management plan
- Project Estimation and technical solution provided by Cognizant for Health Net's approval
- Build/Implement the project deliverables
- Test the build environment and report to Health Net
- User Acceptance test by Health Net IT team
- Sign off by Health Net for the successful completion of the project

Project Lifecycle Methodology

This Project Lifecycle Methodology to be followed will be mutually agreed by Cognizant and Health Net. This will be based on the current Health Net Project Management processes and Cognizant's standard project lifecycle methodology during the start of the engagement. The diagram below shows Cognizant's project lifecycle methodology:


Start
Bid Management
RFI/RFP Request from customer
Prepare/Design Solution and Estimates (Sol. Architect)
Conduct Deliverability Assessment
PMI Measurement Starts
Project Initiation
Prepare Draft SoW
Perform Business Review
Build Project Initiation Document
Initiate Project Kick-Off
Planning Components Review
Project Planning
Prepare Project Plan
Build Work Breakdown Structure (WBS)
Initiate periodic Reviews
Project Execution
Deliver as committed and planned
Perform Quality Checks against Acceptance Criteria
Execute Test cases against Test Strategy
Project Closure
Obtain Project Completion Sign-Off
Conduct Lessons Learnt and Best Practices session
Administer Project Closure Customer Satisfaction Survey
Handover to Production Support Team
Stop
Identify, track, mitigate Risks and Issues
Manage and track scope, schedule and cost changes
Measure and periodically review project performance
Track Deliverables and Milestones along with Quality
Project Monitoring and Control

Cognizant's Standard Project Lifecycle Methodology

Roles and Responsibilities: Project Process Management

Role	Responsibility
Project Process Manager	• End to end management of project requests • Coordination with Health Net for all approvals related to the project

[illegible]	[illegible]	[illegible]
Initiate Project Request	X	X
Prepare Project Process Plan and Design	X	
Review and approve Project Management Plan and Design		X
Pilot Testing	X	X
User Acceptance Testing		X
Approval of UAT/Test Phase Successful Completion		X

The above process flows and diagrams are for better understanding of the functions. In the event of a conflict between the solution and the scope model, the scope model document will be referred.

3.1.14 Infrastructure Testing

Goals and Objectives

Infrastructure testing depends on the nature of the change and the impact to the infrastructure. The objectives of Infrastructure Testing lifecycle which Cognizant has planned for Health Net are as outlined below:

- Infrastructure impact assessment
- Creation of test scenarios and test cases
- Validation of infrastructure and environment parameters using the test cases
- Testing the functionalities of infrastructure and environment components
- Validating that the Infrastructure and environments confirm to Health Net defined standards
-

Infrastructure Test Life-cycle Management Process Flow

Cognizant will follow a sequential and phased approach to the Infrastructure Testing requirement for approved Infrastructure projects (non-BAU). The Testing Lifecycle that will be followed by the Cognizant team for each phase will provide Health Net the necessary understanding of our approach. Cognizant will leverage Health Net's existing test case management tool for its infrastructure testing case management. The number of licenses which will be required will be mutually decided at the appropriate time.



Test Initiation
Test Planning
Test Design
Test Execution
Test Closure
Start Infrastructure Testing Process
Change Impact Analysis
Is Testing Required
Yes
No
Define Test Strategy
Test Environment Specification
Build Test Plan and Scripts
Coordinate Environment and Tools Access
Test Execution
Defect Management
Defect Identified
No
Yes
Report Defect to concerned teams
Present Analysis Report
Infrastructure Testing Process Closure

Requirement Understanding Phase

In this phase the Business Requirement document, Design Documents and migration plans for the proposed Infrastructure change is shared with the team. Cognizant, in collaboration with Health Net's team, will analyze the documents to identify the infrastructure impacts and risks. The

Cognizant team will conduct assessment sessions with Health Net and migration teams/vendors in order to validate the understanding and the impact assessment.

Test Planning Phase
In this phase the Cognizant team will develop a Test Plan document which will describe how the testing will be carried out based on the approach specified in the test strategy. The test plan document will contain a detailed plan for testing the parameters as defined in the checklist along with the project phase schedule and timelines.

Test Case Design Phase
In this phase the Cognizant team will prepare detailed Test Cases based on the scenarios identified. There may be multiple test cases created for one test scenario. The Test Cases will contain Description, Pre-condition, Design Steps, and Expected Results for the test scenarios. The Test Cases will be then shared for review, approval and sign-off by the Health Net team.

Test Environment Check (Smoke Testing)
The objective of this phase is to ensure that the test environment is ready for the Cognizant team to execute the tests.
In this phase the Cognizant team will perform an initial check of the test environment which will include network connectivity to the Onsite Health Net environment, validating the server log in credentials, etc. In case any test in this phase fails, further tests will not be carried out by the Cognizant team.

Test Execution
The Cognizant team will implement a 2-pass approach in co-ordination with Health Net during the execution phase which is described below:
Pass 1: Test Cases defined in the Test Case Design phase will be executed in this pass in order to identify any deviation and defects, and will be logged accordingly
Pass 2: Typically consists of retesting of all deviation and defects that are found in Pass 1 and relevant regression testing if applicable.

Test Closure
At the end of all the test phase, Cognizant team will produce a Test closure Memo which will have details on
- The actual testing conducted against the scope
- List of outstanding defects with the assessment
- Details on required business dispensation for any deviation from entry / exit criteria
- List of all the defects raised during the execution with status and comments
- Certification note on whether the infrastructure/environment is in a state to go to next test phase

3.1.15 COLO Service for Third Party in Data Center

Goals and Objectives

This section details the process for Co-locating Health Net contracted third party vendor's IT infrastructure in the datacenter.
Cognizant would host these IT infrastructures in Terremark's Centennial datacenter and Cognizant's Phoenix DC. More details on Datacenter service is detailed in Health Net IO program solution document. There is requirement to host third party's asset in the Datacenter and the following is the process that will be followed (to be refined during the course of the engagement):

- Third party vendor would share the infrastructure details of the component to be hosted in DC such as
  - New requirement like application to be hosted and associated infrastructure and security controls if any
  - Configuration details - number of devices/racks , dimensions , power utilization , network details
  - Duration of hosting, hands and feet support requirements
- Cognizant would perform capacity assessment regarding the required network bandwidth, MPLS link connectivity, floor space etc.
- Datacenter team would design, rack and stack the equipment , install cable and other activities in consultation with the vendor
- Depending on Health Net's contractual agreement with the Third party vendor, charge back for the Co-locating service would be directly with the third party vendor or with Health Net

Roles and Responsibilities:

Co-locating Services	Cognizant/DC team	Vendor	Health Net
New hosting requirement in Datacenter			X
Co-locating requirements for the asset		X	
Assessment and Capacity management	X	X	X
Professional services for racking and stacking in DC	X		
Security assessment	X		X
Change management process	X		X

Management service for the new requirement	X	X	
Datacenter services such hands and feet support	X		
Charge back for the co-locating services	X		X
Termination of service		X	X
Asset Disposal			

4. Continual Service Improvement

Cognizant has substantial experience in bringing about continuous improvements for large engagements. We have also developed a structured continuous improvements framework to assist us to drive efficient and effective continuous improvement themes. This framework focuses on a set of parameters which Cognizant believes are instrumental in bringing about continuous improvement opportunities.


HIGH
Trusted & Valued Partner
VALUE CREATION
Service Transformation
Kaizens
Service Provider
LOW
INTENSITY
HIGH
IMPROVING CLIENT VALUE & BUSINESS PERFORMANCE
KAIZENS (SIP)
TRANSFORMATION
END STATE
TO ACCOMPLISH
• Proactive engagement
• Consistency & stability
• Reduction in human interventions
• Reduction in TCO
• Enhanced Client Experience
• Delighted Client
• Reduced Cost of Delivery
• High impact Service Transformation themes for improved efficiency
• Provides significant hard & soft benefits
• Lean Six Sigma (Biz Ex) for defect & cycle time reduction, left shift
• Tactical & operational improvements
• Increases operational efficiency & effectiveness
• Improvements need not necessarily result in hard monitory benefits

Cognizant will leverage the Operations Maturity (OM) Delivery Framework and Transformation Program Office (TPO) to identify service improvements that can add value to Health Net. As a part of its OM Delivery framework, Cognizant will drive Continuous Service Improvement across the engagement through a proven methodology which will include Service Improvement Plans (SIPs), Business Excellence projects (BizEx) and Service Transformation Programs (STPs), as depicted in the illustration below:


Service Improvements
IT IS Improvement Framework
A holistic framework for delivering strategic and economic gains by improving Health Net's IT Infrastructure
Optimization of infrastructure through re-engineering
Driving Service Management through Operational Excellence
Technology
• Right size infrastructure
• Create flexible infrastructure
• Reclaim unused capacity
Automation
• Task Automation
• Work Flow Automation
• Reduce human interventions
Operations
• Improving operational, quality & performance through ITSM processes, metrics & best practices
SIP Focus Areas
Technology
Leveraging existing platform features
Adopting alternative technology platforms
Assessment of infra architecture and make recommendations
Automation
Eliminate / reduce human interventions
Workflow automations
Task automations
Operations
Apply Lean techniques to remove waste and create efficient operations
Process Hardening
Implement 5S, visual controls
Lean Six Sigma Projects
Business Improvement
=
Eliminate defects in processes
+
Eliminate waste in / around processes
-> Six Sigma
-> Lean
Lead Time / Cycle Time
Before
After
Work .... Value Add Time
Wait / Waste . . . Non-value add time

During the stabilization phase of the Steady State support, Cognizant will analyze the feasibility of conducting service improvement initiatives within Health Net's environment, in order to improve the efficiency of the delivered services. During the course of the engagement, Cognizant will drive to suggest and execute more SIPs and STPs in Health Net environment.

Cognizant will consider several input parameters to initiate Continuous Service Improvement requests as listed below:

- Health Net Governance Review
- Internal and Health Net Brainstorming
- Escalation
- Health Net Customer Satisfaction Survey
- Voice of Process (this encompasses complaints or escalations, performance trends, voice of employees, business process mapping, technology improvements, automation opportunities, right sizing and skilling, service level reports, process deficiencies and performance metrics)
- Value Stream Mapping
- CSI Catalogue – Operations, Technology and Automation Track (as depicted in the diagram above)

Cognizant has a repository of successfully implemented Continuous Service Improvement initiatives which have been categorized into Operations, Technology and Automation. This repository has been built from our experience with other projects and will help us in driving benefits to this engagement.

Based on the input parameters several improvement initiatives will be streamlined and forwarded for internal scrutiny. The initiatives will be then thoroughly screened and studied by the Delivery Managers and the OM team. The initiatives that are successfully screened will then be forwarded to Health Net for approval. Based on Health Net's approval, continuous improvement themes will then be approved for implementation within Cognizant.

Cognizant's engagement once in Steady state will be scoped-in for Transformation and Kaizen by default. Post transition, theme identification and CSI scope assessment will be completed one month after steady state. Such assessments will culminate into a transformation roadmap which Cognizant will jointly prepare with Health Net. This transformation roadmap will then be presented to Health Net's governing body for review, prioritization and approval before initiating the improvement plans. Depending upon project theme, suitable methodology will be applied for project execution (Six Sigma DMAIC, Lean Technology, Transformation, automation). During internal practice level quarterly governance apart from review discussions, new project/themes will be included. These meetings will revisit the transformation roadmap to identify the status of progress made. Brainstorming sessions with Delivery team Onsite and Offshore and process teams will be held on a quarterly basis. This encourages identification and addition of themes throughout the year and not just at the beginning of the year. This also ensures that there is no predefined cap on the number of themes which will be implemented in a year to achieve the objectives of the transformation roadmap. The CSI/transformation themes which involve CAPEX are planned separately from OPEX themes and will be implemented in parallel to OPEX initiatives with prior approval from Health Net and the same will be charged to Health Net accordingly.

Our Continuous Service Improvements will focus on six key areas of this engagement as depicted below:

Delivery Management, OM and TPO teams will together identify service improvements initiatives across these areas based on the engagement requirements and pain points:


Services
Process
Operations
Engineering
User Experience
Metrics
Service Definition
Process / Batch Standardization
Left Shift
Alert / SR Rationalization
Automation of customer reports
Program level scorecard
Effective Problem Management
Establish process connects
Reduction in Job Failure in critical path
Cycle Time Reduction
Class Of Service
Met book
Service Entitlement
Streamlining knowledge articles
Improved First Level Resolution
Task Automation L1/L2
Customer Escalation Reduction
Daily Dashboard
These initiatives will be defined and prioritized during first quarter of Steady State
Continuous Service Improvement

EXHIBIT A-3-5

[RESERVED]

EXHIBIT A-3-6

NON-BPAAS SECURITY SOLUTION

***

[Represents 52 pages of material pursuant to a request for confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934 which has been filed separately with the Securities and Exchange Commission]

EXHIBIT B

IT SERVICE LEVELS

1. CONTENT

This Exhibit B provides the Service Levels for the IT Services. It consists of this document and the following:

Exhibit B-1: Service Level Metrics

Exhibit B-2: Critical Services

Exhibit B-3: Resolvable Call Categories

Exhibit B-4: Service Request Completion Times

Exhibit B-5: Procurement Request Completion Times

Exhibit B-6: Reports

2. APPLICABILITY

The Service Levels in this Exhibit B measure Supplier's performance of all IT Services, including those in support of BPaaS Services and Non-BPaaS IT Services, except as expressly provided otherwise below.

2.1 BPaaS Exclusions

The following Service Levels shall not apply to infrastructure used solely in support of the BPaaS Services:

##2-3: Production and Non-Production Server Availability

##3-4: SAN and NAS Availability

#5: Database Availability

#6: Production Batch Job Scheduling

#11: Production Server Backups

#12: Production Server Recovery

#13: Disaster Recovery Synchronization

#15: Installation of Standard Servers

#32: Capacity Reporting

2.2 Projects and Testing

The Service Levels in Rows 40 through 43 and 71 through 73 shall apply to all Discretionary Projects and all Infrastructure Projects.

3. DEFINITIONS

Term	Definition
Accurate Asset Data Field	A data field for an in-scope hardware asset is an "Accurate Asset Data Field" if the data elements in the asset configuration records in the CMDB for the in-scope hardware assets are complete and accurate, including with respect to: (i) asset tag; (ii) serial number; (iii) asset location (site location / building only); (iv) product manufacturer; (v) product category (e.g., laptop, desktop, server); (vi) product model; and (vii) asset owner or user;.
Accurate Inventory Records	The asset-level records in Health Net's hardware inventory database that are complete and accurate. A record is not complete and accurate if: (i) an asset is missing from the database; (ii) the database includes an asset that does not exist in Health Net's environment; or (iii) Health Net can demonstrate any other inaccuracy in the database with respect to any asset.
Actual Uptime	The aggregate number of hours during the Scheduled Uptime in any calendar month during which the applicable equipment, software, network devices, services, or Health Net Data are Available for Use.
Availability	The extent to which such Equipment, Software, network devices, Services and Health Net Data are actually Available for Use.

Term	Definition
Available for Use	The ability of equipment, software, network devices, services, or Health Net Data (and all applicable functionality) to be accessed and used by Health Net and all of its applicable end users in accordance with normal operations (including, as applicable, equipment and software specifications and committed levels of service), and without degradation of performance.
Batch Processing Completion Time	The time of day at which the last data bit of the output of a completed processing job is Available for Use.
Critical Service	Each of the services listed in Exhibit B-2.
Priority 1 Incident (Critical)	Critical application(s), service(s) or business function(s) is/are down resulting in complete work stoppage for 25 or more users and no work around is available. Failure to resolve will impact Compliance, Government Mandates and Deliverables. Has potential for negative financial impact to HN. Coding in Remedy: Problem Priority 1 Coding in Service Now: Sev 1; Vital
Priority 2 Incident (High)	Slow response or degraded performance to critical application(s), service(s) or business function(s) resulting in partial work stoppage impacting 25 users or complete work stoppage impacting between 5 and 25 users. Failure to resolve will impact Compliance, Government Mandates and Deliverables. Critical Production Batch job failure. Failure to resolve issues will impact critical business function(s) with the potential for negative financial risks to HN. Coding in Remedy: Problem Priority 2 Coding in Service Now: Sev 2; Critical

Term	Definition
Priority 3 Incident (Moderate)	Complete work stoppage for one to five associates. Unable to perform vital business function(s) and no business work around is available. Failure to resolve will have potential for lost productivity and/or negative financial impact to HN. Non -production environment down. A VIP outage. A VIP outage is an incident that impacts VIP work flow and minimizes ability to perform at maximum potential for a predefined VIP. Coding in Remedy: Incident Priority 1 Coding in Service Now: Sev 3; High
Priority 4 Incident	Slow response or degraded performance for non-critical application(s), service(s) or business function(s) resulting in partial work stoppage for one to five users. No business work around in place. Failure to resolve will impact user's ability to perform some job functions. Non-Critical Batch job failure. Coding in Remedy: Incident Priority 2 Coding in Service Now: Sev 4; Moderate
Priority 5 Incident (Low)	Software or hardware malfunctions with low business impact. Non-critical application(s), service(s) or business function(s) is/are slow or degraded with temporary work around in place. Coding in Remedy: Problem Priority 3, Incident Priority 3, Problem Priority 4 Coding in Service Now: Sev 5; Low
Procurement Request	A Health Net-approved request for Supplier to order any Equipment, Software, network devices, or other material used to provide the Services.

Term	Definition
Procurement Request Completion Time	The elapsed time between (i) Supplier's receipt of a Procurement Request (or, if a later scheduled start time provided by Health Net, such scheduled start time), and (ii) the time Supplier successfully completes such Procurement Request (e.g., the Procurement Request is satisfied and the corresponding Services are fully functional and ready for use by the user who made the Procurement Request, and such user agrees the Procurement Request has been satisfactorily completed (or if the user is unavailable, Supplier has provided notification to the user following an agreed notification process)).
Response Time	For any Incident, the elapsed time between (i) the earlier of the moment that an Incident is reported (by an end user, monitoring log or other automated alert) or the moment that Supplier otherwise becomes aware of such Incident, and (ii) the moment the relevant Supplier Personnel is assigned such Incident Ticket and Health Net is notified.
Restoration Time	For any Incident, the elapsed time between (i) the earlier of the moment that an Incident is reported (by an end user, monitoring log or other automated alert) or the moment that Supplier otherwise becomes aware of such Incident; and (ii) the moment that the affected Equipment, Software, network device, or Service is restored to normal operations in accordance with applicable Service Levels and specifications.
Root Cause Analysis Report	A completed analysis or action plan for root cause remediation that: (i) identifies, in a level of detail and at a level of accuracy that is reasonably complete under the circumstances, the actual root cause(s) of a Severity 1 Incident or Severity 2 Incident, and (ii) describes the means by which Supplier proposes to address such root cause(s) of such Incident (including appropriate measures to prevent recurrence of such problems and minimize risks to Health Net). For the avoidance of doubt, a Root Cause Analysis determines the analysis performed by Supplier and not the remediation Services themselves
Scheduled Uptime	With respect to a Service Level, the time during which the applicable corresponding Equipment, Software, network devices, Services or Health Net Data for which Supplier is responsible are scheduled to be Available for Use during the applicable Measurement Period. Mutually agreed scheduled maintenance windows shall be documented in the Procedures Manual. Scheduled Uptime is 24x7 or as defined in AO Contract unless mutually agreed otherwise.

Term	Definition
Successful Change	A Change (i) for which the performed actions described in the Change request are completed within the agreed upon change window; (ii) with no errors or deficiencies; (iii) that has been properly authorized by Health Net; (iv) that is executed in accordance with the agreed Change management process; and (v) that does not result in the opening of a Ticket for a Priority 1, 2 or 3 Incident.
Patch	A patch is a piece of software designed to update a computer program or its supporting data, to fix or improve it. This includes fixing security vulnerabilities and other bugs, and improving the usability or performance.

Exhibit B-1

Service Level Metrics

#	Service Area	Description	Service Level Metric	Formula	Measurement Tools / Process	Code	Continuous Improvement	Measurement Period	Weighting Factor
	Primary Compute								
1	Critical Service Availability	Measures the Availability of each Critical Service listed in Exhibit B-2. The Scheduled Uptime for each Critical Service is 24x7 (excluding scheduled maintenance windows approved by Health Net) except as otherwise documented by Health Net in Exhibit B-2.	(a) Average Availability of the Critical Services in each Group in Exhibit B-2 shall be greater than: - 99.9% for each Tier 1 Group - 99.5% for each Tier 2 Group; and - 99.0% for each Tier 3 Group; and (b) Availability of each Critical Service in Exhibit B-2 shall be greater than: - 98.9% for Critical Services within a Tier	Availability of each Critical Service (as measured in Remedy) = (Minutes in Month – P1/P2 full outage ticket minutes during Scheduled Uptime – 50%* P1/P2 partial outage or slowness ticket minutes during Scheduled Uptime) / (Minutes in Month) Availability of each Critical Service (as measured against Service Now) = (Minutes in Month – Severity 1 ticket minutes during Scheduled Uptime – 50% Severity 2 ticket minutes during Scheduled Uptime – 5% Severity 3 ticket minutes during Scheduled Uptime) / (Minutes in Month)	Initially Remedy and then Service Now upon implementation within Health Net	A	N	Monthly	

#	Service Area	Description	Service Level Metric	Formula	Measurement Tools / Process	Code	Continuous Improvement	Measurement Period	Weighting Factor
			1 Group - 99.0% for Critical Services within a Tier 2 Group; and - 98.0% for Critical Services within a Tier 3 Group	Minutes in Month = number of minutes in the calendar month – scheduled downtime minutes This metric measures the Availability of all components within the scope of Supplier's responsibility that affect an end user's ability to access and use a Critical Service without material degradation (including network, server, server O/S and services).					
2	Production Server Availability	Measures the Availability of each individual Server Image in Health Net's production server environment. Scheduled Uptime for each Server Image is 24x7 (excluding scheduled maintenance windows approved by Health Net)	≥99.90%	Availability of each Server Image = (Actual Uptime / Scheduled Uptime) x 100 Each Server and O/S must be Available for Use by end users in order for a Server Image to be "Available"		A	N	Monthly	

#	Service Area	Description	Service Level Metric	Formula	Measurement Tools / Process	Code	Continu ous Improve ment	Measure ment Period	Weighting Factor
3	Non-Production Server Availability	Measures the Availability of each individual Server Image in Health Net's non-production server environment. Scheduled Uptime for each Server Image is 24x7 (excluding scheduled maintenance windows approved by Health Net)	≥99.00%	Availability of each Server Image = (Actual Uptime / Scheduled Uptime) x 100 Each Server and O/S must be Available for Use by end users in order for a Server Image to be "Available"		A	Y	Monthly	
4	SAN Availability	Measures the Availability of the Health Net storage area network (e.g., Hitachi VSP/SAN Switch). Scheduled Uptime for this metric is 24x7 (excluding scheduled maintenance windows approved by Health Net).	≥99.999%	SAN Availability of = (Actual Uptime / Scheduled Uptime) x 100		A	N	Monthly	

#	Service Area	Description	Service Level Metric	Formula	Measurement Tools / Process	Code	Continuous Improvement	Measurement Period	Weighting Factor
5a	NAS Availability (Redundant)	Measures the Availability of the network attached **redundant** storage supporting Health Net business operations (e.g., Hitachi HUS/HCP and HDI where deployed in a redundant configuration). Scheduled Uptime for this metric is 24x7 (excluding scheduled maintenance windows approved by Health Net).	≥99.99%	NAS Availability of = (Actual Uptime / Scheduled Uptime) x 100		A	N	Monthly	
5b	NAS Availability (Non-Redundant)	Measures the Availability of the network attached **non redundant** storage supporting Health Net business operations (e.g., Hitachi HDI Caching Device at HNT branch office). Scheduled Uptime for this metric is 24x7 (excluding scheduled maintenance windows approved by Health Net).	≥99.00%	NAS Availability of = (Actual Uptime / Scheduled Uptime) x 100		A	N	Monthly	

#	Service Area	Description	Service Level Metric	Formula	Measurement Tools / Process	Code	Continuous Improvement	Measurement Period	Weighting Factor
6	Database Availability	Measures the Availability of each database instance within the Health Net environment. Scheduled Uptime for this metric is 24x7 (excluding scheduled maintenance windows approved by Health Net).	≥99.90%	Database instance Availability of = (Actual Uptime / Scheduled Uptime) x 100		A	N	Monthly	
7	Production Batch Job Scheduling	Measures the percentage of scheduled batch jobs listed in Procedures Manual that (a) are initiated on-time and (b) have a Batch Processing Completion Time on or before the corresponding time provided in Procedures Manual.	(a) ≥ 98% of Critical Batch Jobs; and (b) ≥ 90% of Non-Critical Batch Jobs.	Total scheduled batch jobs that are initiated on-time with on-time Batch Processing Completion Time / total scheduled batch jobs in the month.		A	N	Monthly	
8	Web Online Application Response Time	Measures the online response time for all online applications (Extranet, Web Based & eCommerce-based applications on production Unix, Linux & Windows platforms) Online response time measurements will be	(a) ≥ 95% Home page and content pages load in 3 seconds or less; and (b) ≥95% Application/Transactional pages load in 5	Online transactions completed within required timeframe / Total online transactions x 100	Apache	C	Y	Monthly	

#	Service Area	Description	Service Level Metric	Formula	Measurement Tools / Process	Code	Continuous Improvement	Measurement Period	Weighting Factor
		based on a representative set of specific named pages for each site. Health Net will designate between 30 and 60 pages per site for the measurement.	seconds or less						
9	Speed of Messaging	Measures the speed of messages delivered within Health Net's infrastructure (i.e., server to server messaging)	Average message delivered in less than 10 seconds	Aggregate number of seconds to deliver all messages / # of messages delivered x 100	GSX tool metric named, "Internal Average Mail Delivery Time"	A	N	Monthly	
10	Patches and Upgrades Delivered on Time	Measures the number of patches and upgrades delivered to machines that are Available for Use within the required timeframes (timeframes will be defined by the parties in Phase 1)	≥97%	Number of patches and upgrades delivered within the required timeframes / total number of patches and upgrades x 100		A	Y	Monthly	

#	Service Area	Description	Service Level Metric	Formula	Measurement Tools / Process	Code	Continuous Improvement	Measurement Period	Weighting Factor
11	Production Server Backups	Measures the percentage of server backups completed on or before the mutually agreed completion time (timeframes will be defined by the parties in Phase 1). Unless parties agree otherwise Supplier will perform incremental daily backup and full weekly backup of programs and data on storage internally and externally attached to all compute systems.	≥99%	Number of server back-ups completed on-time / total number of server back-ups required x 100		A	N	Monthly	
12	Production Server Backup Recovery	Measures the number of backup recovery requests from Health Net completed on or before the completion time specified in the Procedures Manual.	≥99%	% Production Server Backup Recovery = (Number of backup recovery requests completed successfully within the completion time specified in the Procedures Manual / Total number of backup recovery requests) x 100		A	N	Monthly	

#	Service Area	Description	Service Level Metric	Formula	Measurement Tools / Process	Code	Continuous Improvement	Measurement Period	Weighting Factor
13	Disaster Recovery Synchronization (i.e., data center to data center replication time)	Measures the percentage of time in which data center replications occurs in <6 hours Scheduled Uptime for this metric is 24 x 7	100%	All data center replications must complete in less than 6 hours		A	N	Monthly	
14	Audit and Compliance	Measures the time to respond to requests for information about the Services or service delivery environment required to support an audit of Health Net (including internal, customer, and external audits)	100% within 72 hours (or other time as the parties may agree in writing)	All audit requests must be fulfilled on-time		A	N	Monthly	
15	Installation of Standard Server / Images	Measures the time to install a standard Server Image (i.e., single instance of an operating system with standard backup, encryption, monitoring, and packages)	≥98% within 7 Business Days	Number of Standard Images installed successfully within 5 Business Days / Requested number of Standard Images to be installed) x 100		A	N	Monthly	
	Managed Network								

#	Service Area	Description	Service Level Metric	Formula	Measurement Tools / Process	Code	Continuous Improvement	Measurement Period	Weighting Factor
16	WAN Network Availability (Redundant)	Measures the Availability of the LAN at locations with redundancy. Scheduled uptime is 24x7.	≥99.99%	WAN Availability = (Actual Uptime / Scheduled Uptime) x 100		A	N	Monthly	
17	WAN Network Availability (Non-Redundant)	Measures the availability of the LAN at locations without redundancy. Scheduled uptime is 24x7.	≥99.00%	WAN Availability = (Actual Uptime / Scheduled Uptime) x 100		A	N	Monthly	
18	LAN Network Availability (Redundant)	Measures the Availability of the LAN at locations with redundancy. Scheduled uptime is 24x7.	≥99.99%	LAN Availability = (Actual Uptime / Scheduled Uptime) x 100		A	N	Monthly	
19	LAN Network Availability (Non-Redundant)	Measures the Availability of the LAN at locations without redundancy. Scheduled uptime is 24x7.	≥99.00%	LAN Availability = (Actual Uptime / Scheduled Uptime) x 100		A	N	Monthly	
20	Voice Availability	Measures the Availability of the voice network. Scheduled uptime is 24x7.	≥99.14%	Availability of voice network = (Actual Uptime / Scheduled Uptime) x 100 Voice Services are Available for Use only if (A) all end users have a dial-tone and are able to place calls; (B) calls from		A	N	Monthly	

#	Service Area	Description	Service Level Metric	Formula	Measurement Tools / Process	Code	Continuous Improvement	Measurement Period	Weighting Factor
				the end user are routed to the proper extensions and according to engineered routes; and (C) the end user are able to access their respective voicemail box and use other applicable voice network functionality (e.g., conferencing, call forwarding).					
	Service Operations								
21	First Call Resolution	Measures the percentage of Resolvable Calls that are resolved during the initial telephone conversation (excluding password resets and unlocks). "Resolvable Calls" means the call types listed in Exhibit B-3	≥90%	Number of Resolvable Calls resolved during the first call / total Resolvable Calls received Password resets and unlocks are excluded from this calculation.		A	Y	Monthly	

#	Service Area	Description	Service Level Metric	Formula	Measurement Tools / Process	Code	Continuous Improvement	Measurement Period	Weighting Factor
22	Average Speed of Answer	Measures average speed for a live agent to answer calls to the Service Desk	< 20 seconds by live agent 100% of the time	Total minutes of wait time in a Service Desk queue before an end user speaks to a Service Desk agent / total calls to Service Desk that are answered by a live agent.		A	N	Monthly	
23	Call Abandonment	Measures the percentage of calls (i) that are not answered by the Service Desk within twenty five (20) seconds of the moment that the end user selects an option to speak with a Service Desk representative, and (ii) that are subsequently terminated by the end user prior to being routed	< 6%	Number of calls that enter the Service Desk queue and "hang up" / total calls that enter the Service Desk queue		A	Y	Monthly	
24	Ticket Routing	Measures the percentage of tickets routed to more than three owners.	< 10%	Number of tickets that are routed to a resolver group and actually resolved by that group / total number of tickets routed for resolution.		A	Y	Monthly	

#	Service Area	Description	Service Level Metric	Formula	Measurement Tools / Process	Code	Continuous Improvement	Measurement Period	Weighting Factor
25	Service Desk and End User Satisfaction (Quarterly Measurement)	(a) Measures satisfaction of Health Net end users and other third parties who interact with Supplier's Service Desk (measured on a per-contact basis) (b) Measures satisfaction of Health Net end users and other third parties who interact with Supplier's deskside support services.	(a) > 91.5% and (b) > 91.5%	a) Number of end users surveyed giving a "Satisfied" or "Very Satisfied" rating / total number of Survey responded end users survey (1/3 of end users will be survey each year) and b) Number of end users surveyed giving a "Satisfied" or "Very Satisfied" rating / total number of Survey responded end users survey (1/3 of end users will be survey each year)		A	Y	Quarterly	

#	Service Area	Description	Service Level Metric	Formula	Measurement Tools / Process	Code	Continuous Improvement	Measurement Period	Weighting Factor
26	Privileged Access Admin Compliance	Measures the percentage of days in a month in which Supplier delivers an accurate consolidated report comprising eleven SOX system-related artifacts that, together, validate whether Supplier has granted or deactivated privileged access to SOX systems within the prescribed timeframe, which is currently 72 hours.	≥ 93%	Number of daily reports delivered each day before 20:00 PST with accurate information / total number of days in a month. Delivery of the Privileged Access Artifacts is executed by posting the daily reports to the Global Bridge Service (GBS), where Health Net Compliance and Legal teams can pull the reports for daily validation. This metric requires delivery of a consolidated report consisting of the following eleven artifacts once daily (365 days/year) to Health Net no later than 20:00 PT where the artifacts illustrate the complete and accurate activity of the 24-hour performance period (00:01 - 23:59 PT) from the immediately preceding day: (i) SOX Daily Scorecard; (ii) Daily		A	Y	Monthly	

#	Service Area	Description	Service Level Metric	Formula	Measurement Tools / Process	Code	Continuous Improvement	Measurement Period	Weighting Factor
				Privileged ISRs; (iii) Daily MEF3 Files; (iv) Daily Event logs; (v) Daily SOX Private ID Check; (vi) Vault Check-in/Check-out; (vii) Compare Report; (viii) Vault inventory; (xi) Daily Check Follow-up; (x) Exception MEF Backwards check report for Windows systems only; (xi) Final Daily Scorecard Report for prior reporting period.					
27	Privileged Access Reconciliation	Measures Supplier's reconciliation of all errors and omissions within the privileged access artifacts that are completed within 24 hours of Health Net's notification of errors or omissions	(a) All but 1 error/omission reconciled within 24 hours when there are $\leq$ 9 errors or omissions in a month; and (b) $\geq$90% of errors or omissions reconciled within 24 hours when there are 10 or more errors/omissions in the month.	(a) All reconciliations measured to confirm no more than one extends more than 24 hours; and (b) Total reconciliations within 24 hours / Total reconciliations required.		A	Y	Monthly	

#	Service Area	Description	Service Level Metric	Formula	Measurement Tools / Process	Code	Continuous Improvement	Measurement Period	Weighting Factor
28	BAU Access Admin	(a) Measures the percentage of non-privileged BAU access admin requests involving 10 or fewer end users that are completed within 5 Business Days BAU requests are any AA requests other than Privilege Access requests, Emergency IDs, Supplier requests, and requests fulfilled by Health Net or Third Parties engaged by Health Net to provide Access Administration services. and b) Fulfillment of BAU ISR requests that are not completed within 5 business days must be completed within 6 to 10 business days.	(a) ≥91% (b) 100%	(a) Number of non-privileged requests completed within 5 business days / total non-privileged requests (b) Number of non-privileged requests completed within 6-10 business days / total non-privileged requests not completed within 5 business days		A	Y	Monthly	

#	Service Area	Description	Service Level Metric	Formula	Measurement Tools / Process	Code	Continuous Improvement	Measurement Period	Weighting Factor
29	Access Administration - User-ID Termination – Activities in support of complete removal of IDs associated with a terminated associate.	(a) Measures the effectiveness of deleting user-id's and account access based on an ISR Delete request for a terminated associate. IDs to be removed from Network, Active Directory, Remote Access Lotus Notes and application IDs such as Macess, ABS, VMS, Mainframe, MC400, Remedy, SAP, eBuyer, etc. (b) Remediation within 5 Business Days	100% - Network ID & Lotus Notes ≥95% - Others Systems	(a) Number of user accts not deleted in month as verified by application, system and AD user lists not to exceed 0 (zero). (b) IDs found still active must be removed within 5 Business Days of notice. NOTE: This will require addition of a new flag in ISR AA requests to identify requests for terminated associate. Otherwise will be labor intensive as each ISR with a Delete request will need to be examined for Delete type.	ISR System	A	N	Monthly	
30	Access Administration – Emergency ID Termination	Measures the turn-around-time for ID deactivation for emergency termination requests from Health Net Organization Effectiveness. ISR Termination Request need to be backed up with a phone call to the Service	100% of Emergency ID Termination requests completed within 30 Minutes of request	Number of Emergency ID Requests completed within 30 minutes divided by total number of Emergency ID requests.	ISR System + afterhours request handled via Priority 1 incident ticket	A	N	Monthly	

#	Service Area	Description	Service Level Metric	Formula	Measurement Tools / Process	Code	Continuous Improvement	Measurement Period	Weighting Factor
		Desk.							
31	Access Administration – Open Inventory	Measures the number of ISRs that are in Open Request statuses during normal BAU operation days. Exclusions Include : Mass ISR Submission for any major business event such as Transition during Phase 2. Open Enrollment staffing increases and other events of similar scope are not a major business events.	The average number of Under Review and Open Request statuses each day shall be < 400 during the month.	(Number of days the Under Review and Open Request ISR count is 400 or less divided by the total number of days in the calendar month) multiplied by 100%.	ISR System	A	Y	Monthly	
32	Capacity Reporting	Measures the reporting of Capacity Events to Health Net A "Capacity Event" occurs anytime storage utilization or CPU utilization or other identified capacity constraint crosses a configured threshold that represents the normal	(a) At least 98% of Capacity Events reported within 1 Business Day; and (b) 100% of Capacity Events reported within 4 Business Days	(a) % Capacity Reporting = (Number of Capacity Events reported within 1 Business Day / Total number of Capacity Events during the measured period) x 100 (b) No Capacity Reports reported more than 4		A	N	Monthly	

#	Service Area	Description	Service Level Metric	Formula	Measurement Tools / Process	Code	Continuous Improvement	Measurement Period	Weighting Factor
		operating parameters designed for the system.		Business Days after occurrence					
	Cross Tower								
33	Incident Response - Priority 1-2	Measures the Response Time for Priority 1 Incidents and Priority 2 Incidents	(a) ≥ 95% of Priority 1 Incidents within 15 minutes; and (b) ≥ 98% of Priority 2 Incidents within 120 minutes	(a) Number of Priority 1 Incidents with Response Time ≤ 15 minutes / total number of Priority 1 Incidents; and (b) Number of Priority 2 Incidents with Response Time ≤ 2 hours / total number of Priority 2 Incidents		A	Y	Monthly	
34	Incident Response - Priority 3-4	Measures the Response Time for Priority 3 Incidents and Priority 4 Incidents	(a) ≥ 98% of Priority 3 Incidents within 2 business hours; and (b) ≥ 98% of Priority 4 Incidents within 4 Business Hours	Number of Priority 3 Incidents with Response Time ≤ 2 hours / total number of Priority 3 Incidents; and (b) Number of Priority 4 Incidents with Response Time ≤ 4 hours / total number of Priority 4 Incidents;		A	Y	Monthly	
35	Incident Response -	Measures the Response Time for Priority 5	≥ 90% of Priority 5 Incidents within 2	Number of Priority 5 Incidents with Response Time ≤ 2 Business Days /		C	Y	Monthly	0

#	Service Area	Description	Service Level Metric	Formula	Measurement Tools / Process	Code	Continuous Improvement	Measurement Period	Weighting Factor
	Priority 5	Incidents	Business Days	total number of Priority 5 Incidents					
36	Incident Resolution - Priority 1-2	Measures the Restoration Time for Priority 1 Incidents and Priority 2 Incidents	(a) ≥ 95% within 4 hours for Priority 1 Incidents; and (b) ≥ 98% within 8 hours for Priority 2 Incidents	(a) % Priority 1 Restoration Time = (Number of Priority 1 Incidents with Restoration Time ≤ 4 hours / Number of Priority 1 Incidents reported) x 100; and (b) % Priority 2 Restoration Time = (Number of Priority 2 Incidents with Restoration Time ≤ 8 hours / Number of Priority 2 Incidents reported) x 100		A	Y	Monthly	
37	Incident Resolution - Priority 3-4	Measures the Restoration Time for Priority 3 Incidents and Priority 4 Incidents	(a) ≥ 98% within 1 Business Day for Priority 3 Incidents; and (b) ≥ 98% within 2 Business Days for Priority 4 Incidents	(a) % Priority 3 Restoration Time = (Number of Priority 3 Incidents with Restoration Time ≤ 1 Business Days / Number of Priority 3 Incidents reported) x 100; and (b) % Priority 4 Restoration Time = (Number of Priority 4 Incidents with Restoration Time ≤ 2 Business Days /		A	Y	Monthly	

#	Service Area	Description	Service Level Metric	Formula	Measurement Tools / Process	Code	Continuous Improvement	Measurement Period	Weighting Factor
				Number of Priority 4 Incidents reported) x 100					
38	Incident Resolution-Priority 5	Measures the Restoration Time for Priority 5	≥85% within 4 Business Days for Priority 5 Incidents	% Priority 5 Restoration Time = (Number of Priority 5 Incidents with Restoration Time ≤ 2 Business Days / Number of Priority 5 Incidents reported) x 100		C	Y	Monthly	0
39	Root Cause Analysis Completion	Measures the time in which Root Cause Analysis Reports for Priority 1 and Priority 2 Incidents are completed	≥98% within 5 Business Days following the incident	% Root Cause Analysis Completion = (Number of Root Cause Analysis Reports provided by Supplier within 5 Business Days / Total number of Root Cause Analysis Reports that are required to be completed by Supplier) x 100		A	N	Monthly	

#	Service Area	Description	Service Level Metric	Formula	Measurement Tools / Process	Code	Continuous Improvement	Measurement Period	Weighting Factor
40	Project Intake, Design and Estimation Turnaround Time	(a) Project Estimates will be provided to Health Net within 5 Business Days of Supplier's acceptance of a Project Brief; and (b) A detailed project plan (in sufficient detail to attach to a Work Order) for each Project shall be provided to Health Net within 5 Business Days of the date Health Net approves a Project Estimate and requests the project plan for each such Project. Project Estimate and Project Brief shall be defined in the Project Framework	100%	(a) Project Estimate Percentage = (# Brief's provided to HN within 5 Business Days of acceptance / total Brief's accepted) *100% and (b) Project Time to Schedule percentage = (# project plans provided to HN within 5 Business Days of estimate approval / total # of estimate approvals)*100% Project Managers keep log of request date and receive date.	Planview, plus some manual calculations.	A	N	Monthly	

#	Service Area	Description	Service Level Metric	Formula	Measurement Tools / Process	Code	Continuous Improvement	Measurement Period	Weighting Factor
41	On-Budget Completion of Projects	Measures the percentage of project milestones delivered within 10% of the estimated costs provided in the approved Work Order. The Cost Components of a project are the following 6 items: (i) Hardware costs; (ii) ARC charges; (iii) Project pool hours; (iv) Software license required for CTS to provide; (v) Software license required for HN to provide; (vi) 3rd party expenses (contracting, subcontracting)	≥95%	Delivery of projects to budget = (count of project milestones delivered within >= 90% of budget and <= 110%) / (number of project milestones reached)		A	N	Monthly	
42	On-Time Completion of Projects	Measures the percentage of Project milestones delivered within 10% of estimated delivery date provided in each Work Order.	≥95%	Milestone Delivery Percentage = (Number of Business Days required to reach the milestone measured from signing of work order/ (Number of Business Days projected to reach the milestone as stated in the Work Orders). Percentage of Project		A	N	Monthly	

#	Service Area	Description	Service Level Metric	Formula	Measurement Tools / Process	Code	Continuous Improvement	Measurement Period	Weighting Factor
				Milestones delivered within 10% of estimated delivery date = (Number of milestones reached within a Milestone Delivery Percentage of 90% - 110%) / (Number of milestones projected by approved Work Orders to be reached in the month) *100					
43	Quality of Project Deliverables	Measures the quality of Supplier deliverables and artifacts, which will be measured as a percentage of the time a deliverable does not meet its specifications three (3) times or more. All comments must be provided as part of initial delivery.	≥99%	(Number of Deliverables delivered experiencing less than 3 notices of deficiencies / Total number of Deliverables) *100. Each project artifact will be delivered and submitted to Health Net for acceptance. This metric measures the percentage of project artifacts that Health Net rejects 3 or more times. Project artifacts will include documents provided at each stage of the project lifecycle, including (i) brief		A	N	Monthly	

#	Service Area	Description	Service Level Metric	Formula	Measurement Tools / Process	Code	Continuous Improvement	Measurement Period	Weighting Factor
				assessments; (ii) requirements Work Orders; (iii) technical system designs; (iv) build, test, implement Work Orders; (v) IT change management plans; and (vi) revised Work Orders.					
44	Service Request Completion	Measures the percentage of Service Requests completed within the timeframe provided in Exhibit B-4	≥95% within the time required by Exhibit B-4	Number of Service Requests completed on-time / Number of Service Requests) x 100. In addition, any Service Request not delivered on-time will result in a ticket being opened as a Priority 2 Incident. Exhibit B-4 will be a list of standard service requests and corresponding completion times. "Service Request" means a set of standardized IT requests that are smaller than projects and are mutually agreed to be made available for users to request via a standardized process and tool.		A	Y	Monthly	

#	Service Area	Description	Service Level Metric	Formula	Measurement Tools / Process	Code	Continuous Improvement	Measurement Period	Weighting Factor
45	Procurement Management	Measures the percentage of Procurement Requests completed within the corresponding Procurement Request Completion Time provided in Exhibit B-5	≥95%	Number of Procurement Requests completed within the corresponding Procurement Request Completion Time / Number of Procurement Requests) x 100. Exhibit B-5 will be a list of standard procurement requests and corresponding completion times.		A	Y	Monthly	
46	Change Execution	Measures the percentage of Successful Changes.	≥98.5%	% Change Execution = (Number of Successful Changes / Number of Changes required) x 100		A	N	Monthly	
47	Unauthorized Change Records	Measures the percentage of Changes that were implemented without authorization	100%	No unauthorized changes in a month.		A	N	Monthly	
48	Methodology Compliance Change Managemen	The number of Change Records performed in accordance with applicable change management polices ("Compliant	≥98%	Percentage of Changes in Compliant = (Compliant Changes / Total Changes (x 100		A	Y	Monthly	

#	Service Area	Description	Service Level Metric	Formula	Measurement Tools / Process	Code	Continuous Improvement	Measurement Period	Weighting Factor
	t	Changes")for the month.							
49	Asset Configuration Accuracy	Measures the percentage of Accurate Asset Data Fields compared to the total number of asset configuration data fields that are sampled during the measured period in the Health Net environment	≥98%	% Asset Configuration Accuracy = (Number of Accurate Asset Data Fields / Total number of asset data fields sampled) x 100. Example: Each asset data field represents one (1) count in the total sample population. For example: if 100 assets are sampled and each asset contains 5 asset data fields, then the sample population is 500. Each data element missed counts as 1 error. With 500 data fields sampled and 25 misses = 5% error or 95% accuracy.		A	N	Monthly	
50	Asset Inventory Accuracy	Measures the percentage of complete and Accurate Inventory Records compared to the total number of assets in the Health Net environment	≥98%	% Asset Inventory Accuracy = (Number of Accurate Inventory Records / Total number of assets in the Health Net environment) x 100		A	N	Monthly	

#	Service Area	Description	Service Level Metric	Formula	Measurement Tools / Process	Code	Continuous Improvement	Measurement Period	Weighting Factor
51	Reporting Delivery	Measures the number of final, complete, and accurate reports delivered by Supplier by the required reporting delivery date	98% of reports listed in Exhibit B-6 are accurate and delivered by the required delivery date ("Reporting Delivery Date")	% Reporting Delivery = (Number of reports delivered by Supplier by the Reporting Delivery Date / Number of reports required to be delivered to Health Net) x 100. In addition, any report that is not delivered by the Reporting Delivery Date shall result in a Ticket being opened as a Priority 2 Incident.		A	N	Monthly	
	Desktop								
52	IMAC Completion	Measures the IMAC completion times in the Health Net end user environment Excludes • Office movement • Refresh of end user devices *IMAC volume over150 per month will be excluded from measurement	(a) ≥95% of IMACs completed within three (3) Business Days for all end users in any location (other than VIP Users); (b) ≥95% of IMACs completed within two (2) Business Days for VIP Users who are not in a Dedicated Location at the time of the IMAC Request; and	% IMAC Completion = (Number of IMACs completed within the applicable timeframe / Total number of IMACs completed) x 100		A	N	Monthly	

#	Service Area	Description	Service Level Metric	Formula	Measurement Tools / Process	Code	Continuous Improvement	Measurement Period	Weighting Factor
			(c) ≥95% of IMACs completed within one (1) Business Day for VIP Users who are located in a Dedicated Location at the time of the IMAC Request. "Dedicated Location" means any location where Supplier provides an on-site deskside support resource.						
53	Application Image Development – COTS Application	Measures the percentage of Package Requests completed within 10 Business Days of request "Package Request" means a request by Health Net to package an application for deployment to physical and virtual desktops.	≥98%	% Application Image Development – COTS Application = (Number of Package Requests completed within 10 Business Days / Number of Package Requests) x 100		A	N	Monthly	
	Testing								

#	Service Area	Description	Service Level Metric	Formula	Measurement Tools / Process	Code	Continuous Improvement	Measurement Period	Weighting Factor
54	Testing Effectiveness	Measures the Testing Failure rate at Integration Test and UAT phases	The Testing Failure Rate shall be less than or equal to the percentage set forth below for each of the following Testing Phases: (i) Integration Testing <10% (ii) User Acceptance Testing <3%	"Testing Failure Rate" means the percentage of Critical Tests during a Testing Phase that fail to meet applicable success criteria, calculated in accordance with the following formula: Testing Failure Rate (for each Testing Phase) = (# of Critical Tests Failures / Total # Critical Tests) * 100 "Critical Test" means a test case designated by Health Net as Critical during development of the testing plan for a particular Deliverable.		A	N	Monthly	
55	Testing Coverage	Measures the Requirements Coverage Percentage for business and technical requirements	The Requirements Coverage Percentage for each Deliverable shall be greater than or equal to (a) 100% for business requirements and (b) 98% for technical	"Requirements Coverage Percentage" means, for each Deliverable, the percentage of business or technical requirements, as applicable, for such Deliverable that have been mapped to a specific Test Case prior to delivery to		A	Y	Monthly	

#	Service Area	Description	Service Level Metric	Formula	Measurement Tools / Process	Code	Continuous Improvement	Measurement Period	Weighting Factor
			requirements.	Health Net for UAT, calculated in accordance with the following formula: Requirements Coverage Percentage = (# business or technical requirements, as applicable, mapped to Test Cases / total # business or technical requirements, as applicable) * 100%. "Test Case" has the meaning given in the Health Net PDLC.					
56	Testing Completeness Percentage	Measures the Testing Completeness Percentage for each Deliverable.	≥98%	"Testing Completeness Percentage" means the percentage of Test Cases actually executed by Supplier Personnel, excluding Test Cases that could not be executed because of production environment or data dependencies outside Supplier's control or Health Net's suspension or cancellation of requirements, calculated in		A	Y	Monthly	

#	Service Area	Description	Service Level Metric	Formula	Measurement Tools / Process	Code	Continuous Improvement	Measurement Period	Weighting Factor
				accordance with the following formula: Testing Completeness Percentage = (# Test Cases executed / total # Test Cases) * 100%					

Exhibit B-2

Critical Services

The following are the Critical Services and Critical Services Groups referenced in Exhibit B-1.

Scheduled Uptime will be 24x7 or defined in AO Contract or defined within 90 days of Effective Date for each Critical Service unless provided otherwise below. Health Net (in its sole discretion) will document Scheduled Uptime for each Critical Service during Phase 1.

Group 1 Critical Services: Security and Critical Infrastructure Support **Categorization: Tier 1**	**Scheduled Uptime**
VPN	
Citrix – XenApp	
VDI (Citrix - Xendesktop)	
Active Directory	
Service Now	
Asset Management/Remote Data Wipe	
Vulnerability Scanner	
Network Access Control (NAC)	
Data Loss Prevention (DLP)	
Server and SAN Encryption (all storage types in the entire data center and MERs)	
Security Tools Management Consoles	
File Integrity Monitoring	
Endpoint agents	
Anti-Virus and Anti-Malware	
Host DLP	
URL Filtering	
Host Intrusion Prevention	
Firewalls	
Workstation Encryption	
Security Information Event Manager (SIEM)	
Intrusion Detection/Prevention (IDS/IPS)	

Two Factor Authentication	
Vulnerability Scanning (IAVA, URL/Web, STIG/CIS)	
Web Reporting	
Web Inspection/Filtering	
DDoS protection	
Event Log Management Systems	
Server Anti-Virus	
Asset/Endpoint Management	
Web Application Firewall (WAF)	
Workstation Policies Unix/Linux STIC and CIS Scans	
Group 2 Critical Services: Commercial Services Visible to Members, Providers, Brokers and Employers in Real Time **Categorization: Tier 1**	
Healthnet.com – Consumers	
Healthnet.com – Providers	
Healthnet.com – Members	
Healthnet.com – Employer	
Healthnet.com – Brokers	
Healthnet.com – Admin	
Members.MHN.com	
MHN.COM – Providers	
MHN.COM – Members	
MHNGS.COM – MFLC	
MHNGS.COM – Providers	
Pega – OMNI	
UNITY COMMERCIAL	
UNITY/ATLANTES MHN	
CSI-WR	
ABS - KNOWLEDGE BASE	
ABS – MEMBERSHIP	
ABS – GROUPS	

ABS – POLICYHOLDER	
ABS – CAPITATION	
ABS – PROVIDERS	
ABS – CLAIMS	
ABS – AUTHORIZATION	
ABS – BILLING	
ABS – BROKER	
ABS - FEE SCHEDULE	
ABS – BENEFITS	
ABS – ACCUMULATOR	
ABS - PROVIDER CONTRACTS	
ABS – PRICING	
Pega – DOFR	
MACESS	
ACD	
IVR	
AMES	
Group 3 Critical Services: Federal Services Visible to Members, Providers and Government Customer in Real Time **Categorization: Tier 1**	
DMDC B2B Gateway	
CareRadius	
CareRadius - Care Affilate	
CareRadius - Adjudication Rules	
EDI (includes Care Affiliate Civilian EDI, Spin Systems MTF EDI and BizTalk MTF EDI)	
PGBA FHP3 Enterprise Extender (Enrollment / Premium Billing)	
COMM (OCoE- Federal)	
FSB	
HNFS.com – MTF	
HNFS.com – Providers	
HNFS.com – Bene	

HNFS.com - SSO and SAML integration with DMDC for DS Logon on all environments.	
HNFS.com - es.hnfs.com Spanish translation site	
Map Info / Spectrum	
Pega – OMNI	
ACD	
Health Net IVR (non PGBA, e.g. United after hours)	
DMDC Web applications	
PGBA IVR	
Right Fax Federal	
CCS	
Group 4 Critical Services: Commercial Vital Services Impacting Associates and Business Processes (includes services shared between Commercial and Federal) Categorization: Tier 2	
Lotus Notes	
Instant Messaging	
Good Technology	
Right Fax - Commercial	
File Server Services	
Print Services	
Call Center Workforce Management	
HN Connect	
MAGIC	
MDM	
OCOE	
PAOS	
Pega - MARS	
Pega - KIM	
Pega - Prime	
Pega - FD2	
Pega - Staffer	
Pega - 51-100	

Alfresco	
LOTUS DATABASE APPLICATIONS	
SAP	
Group 5 Critical Services - Federal Vital Services Impacting Associates and Business Processes Categorization: Tier 2	
AutoCoder	
Interqual	
Quantum	
Hall Mailing and Fulfillment	
JIVE	
Zavanta	
Call Center Enterprise Manager	
PGBA ConnectDirect (NDM)	
Fastrieve	
Group 6 Critical Services: Commercial Non-real time, Reporting and Lower Impact Services Categorization: Tier 3	
HR Link	
My Archive	
PSAS	
PETRS	
ODW	
ADW	
KBASE	
SALSA	
SBG	
CDS	
EDI	
EFT	
FTP (external supporting EDI)	
BRCC	
BUSINESS OBJECTS	

EIS	
Informatica	
RRS	
WFA (Waste, Fraud and Abuse - STARS and STARSSentinel)	

Exhibit B-3

Resolvable Call Categories

The call categories below are subject to the First Call Resolution SLA.

Category	Type	Item	Category Type Item
SOFTWARE DESKTOP	NETWORK DRIVE	NETWORK MAPPING	SOFTWARE DESKTOP NETWORK DRIVE NETWORK MAPPING
SOFTWARE APPLICATION	MC400	FTP-RUMBA	SOFTWARE APPLICATION MC400 FTP-RUMBA
SOFTWARE APPLICATION	AMEX	CONNECTIVITY	SOFTWARE APPLICATION AMEX CONNECTIVITY
HELP DESK	PHONE SUPPORT	DEAD AIR	HELP DESK PHONE SUPPORT DEAD AIR
HELP DESK	PHONE SUPPORT	INFORMATION	HELP DESK PHONE SUPPORT INFORMATION
HELP DESK	PHONE SUPPORT	STATUS CALL	HELP DESK PHONE SUPPORT STATUS CALL
HELP DESK	PHONE SUPPORT	TRAINING	HELP DESK PHONE SUPPORT TRAINING
HELP DESK	PHONE SUPPORT	TRANSFER CALL	HELP DESK PHONE SUPPORT TRANSFER CALL
HELP DESK	PHONE SUPPORT	WRONG NUMBER	HELP DESK PHONE SUPPORT WRONG NUMBER
HELP DESK	MEETING PLACE	ADD PORTS	HELP DESK MEETING PLACE ADD PORTS
HELP DESK	MEETING PLACE	CANCEL MEETING	HELP DESK MEETING PLACE CANCEL MEETING
HELP DESK	MEETING PLACE	QUESTION	HELP DESK MEETING PLACE QUESTION
HELP DESK	MEETING PLACE	SCHEDULE MEETING	HELP DESK MEETING PLACE SCHEDULE MEETING
HELP DESK	EMAIL SUPPORT	INFORMATIONAL	HELP DESK EMAIL SUPPORT INFORMATIONAL
HELP DESK	EMAIL SUPPORT	REQUESTED MORE INFORMATION	HELP DESK EMAIL SUPPORT REQUESTED MORE INFORMATION
DISK SPACE	QUOTA EXTENSION	HOME DRIVE	DISK SPACE QUOTA EXTENSION HOME DRIVE
DISK SPACE	DATA RESTORE	COMMON DRIVE	DISK SPACE DATA RESTORE COMMON DRIVE
DISK SPACE	DATA RESTORE	HOME DRIVE	DISK SPACE DATA RESTORE HOME DRIVE
ACCOUNT/ACCES	SHOWCASE	PROFILE ERROR	ACCOUNT/ACCESS SHOWCASE PROFILE ERROR

Category	Type	Item	Category Type Item
S			
ACCOUNT/ACCES S	PQM	NOT ABLE TO ACCESS	ACCOUNT/ACCESS PQM NOT ABLE TO ACCESS
ACCOUNT/ACCES S	MEETING PLACE	NOT ABLE TO ACCESS	ACCOUNT/ACCESS MEETING PLACE NOT ABLE TO ACCESS
ACCOUNT/ACCES S	HN CONNECT	PROFILE ERROR	ACCOUNT/ACCESS HN CONNECT PROFILE ERROR
ACCOUNT/ACCES S	HEALTHNET.CO M	PROFILE ERROR	ACCOUNT/ACCESS HEALTHNET.COM PROFILE ERROR
ACCOUNT/ACCES S	CCS	NOT ABLE TO ACCESS	ACCOUNT/ACCESS CCS NOT ABLE TO ACCESS
ACCOUNT/ACCES S	CCM	NOT ABLE TO ACCESS	ACCOUNT/ACCESS CCM NOT ABLE TO ACCESS
ACCOUNT/ACCES S	BURGESS	NOT ABLE TO ACCESS	ACCOUNT/ACCESS BURGESS NOT ABLE TO ACCESS
ACCOUNT/ACCES S	AMEX	NOT ABLE TO ACCESS	ACCOUNT/ACCESS AMEX NOT ABLE TO ACCESS
PRINTER	NETWORK	QUEUE MANAGEMENT	PRINTER NETWORK QUEUE MANAGEMENT
PRINTER	NETWORK	MAP PRINTER	PRINTER NETWORK MAP PRINTER
PRINTER	LOCAL	QUEUE MANAGEMENT	PRINTER LOCAL QUEUE MANAGEMENT
PRINTER	LOCAL	MAP PRINTER	PRINTER LOCAL MAP PRINTER
ACCOUNT/ACCES S	CITRIX	CREATE/CLEAR PROFILE	ACCOUNT/ACCESS CITRIX CREATE/CLEAR PROFILE
ACCOUNT/ACCES S	CITRIX	CLEAR SESSION	ACCOUNT/ACCESS CITRIX CLEAR SESSION
SOFTWARE APPLICATION	LOTUS NOTES	CONFIGURATION	SOFTWARE APPLICATION LOTUS NOTES CONFIGURATION

Category	Type	Item	Category Type Item
SOFTWARE APPLICATION	LOTUS NOTES	HOW TO/TRAINING	SOFTWARE APPLICATION LOTUS NOTES HOW TO/TRAINING
SOFTWARE DESKTOP	SCCM	ADD OBJECTS	SOFTWARE DESKTOP SCCM ADD OBJECTS
ACCOUNT/ACCES S	ABS	APP RE-INSTALL	ACCOUNT/ACCESS ABS APP RE-INSTALL
SOFTWARE APPLICATION	LOTUS NOTES	IM - CONFIGURATION	SOFTWARE APPLICATION LOTUS NOTES IM - CONFIGURATION

Exhibit B-4

Service Request Completion Times

[Service Request Completion Times will be documented in this Exhibit B-4 or in the Procedures Manual within 90 days following the Effective Date.]

Exhibit B-5

Procurement Request Completion Times

[Procurement Request Completion Times will be documented in this Exhibit B-5 or in the Procedures Manual within 90 days following the Effective Date.]

Exhibit B-6

Reports

[Reports covered by this Service Level (which shall include all reports Supplier is required to provide under the Agreement unless the parties agree otherwise) will be documented in this Exhibit B-6 within 90 days following the Effective Date.]

EXHIBIT D

KEY SUPPLIER PERSONNEL

Subject to Section 7.4 (Key Supplier Positions) of the Terms and Conditions, the following positions shall be Key Supplier Positions filled by the individuals listed in the table below.

Key Supplier Position	Initially Approved Individual
IT Vendor Mgmt	TBD
Application Development Director	TBD

Key Supplier Position	Initially Approved Individual
ABS SME/Support	***
ABS SME/Support	***
ABS SME/Support	***
ABS SME/Support	***
ABS SME/Support	***
ABS SME/Support	***
ABS SME/Support	***
ABS SME/Support	***
ABS SME/Support	***
ABS SME/Support	***
ABS SME/Support	***
ABS SME/Support	***

EXHIBIT H

SUBCONTRACTORS

1. INTRODUCTION

With reference to Section 7.7 (Subcontracting) of the Terms and Conditions, this Schedule H identifies the Subcontractors who are Approved Subcontractors for the purposes of this Statement of Work as of the Effective Date with respect to the Functions of each Subcontractor set forth below.

2. APPROVED SUBCONTRACTORS

Approved Subcontractor	Address	Functions
***		

AMENDED AND RESTATED

MASTER SERVICES AGREEMENT

STATEMENT OF WORK #5 (QUALITY ASSURANCE SERVICES)

AMENDED AND RESTATED

MASTER SERVICES AGREEMENT

STATEMENT OF WORK #5 (QUALITY ASSURANCE SERVICES)

This Statement of Work #5 (*Quality Assurance Services*), dated November 21, 2014, but effective as of November 2, 2014 ("the ***SOW Effective Date***"), is made by and between Health Net, Inc., a Delaware corporation with its principal place of business located at 21650 Oxnard Street, Woodland Hills, California 91367 ("***Health Net***"), and Cognizant Healthcare Services, LLC (*"**Supplier**"*), a Delaware corporation having an office at 500 Frank W. Burr Blvd., Teaneck, New Jersey 07666 (each, a *"**Party**"* and collectively, the *"**Parties**"*). This SOW #5 (Quality Assurance Services) is entered into and shall be governed by the terms of that certain Amended and Restated Master Services Agreement entered into between the Parties dated November 21, 2014 (the "***Agreement***"). This Statement of Work #5 (*Quality Assurance Services*) replaces and supersedes in all respects the Statement of Work #5 dated November 2, 2014.

1. INTRODUCTION

1.1 Background & Purpose

This SOW #5 (*Quality Assurance Services*) describes the Quality Assurance Services Supplier will provide for Health Net, as such Services are defined in Exhibit A (*Quality Assurance Services*) to this SOW #5 (*Quality Assurance Services*), and sets forth certain terms and conditions relating to them, including, among other things:

(a) The scope of the Quality Assurance Services;

(b) The Solution Supplier will use to perform and deliver them;

(c) The Operational Service Levels Supplier will meet in providing them;

(d) The Key Supplier Positions applicable to them; and

(e) The Subcontractors (if any) approved by Health Net to provide certain of them.

1.2 Structure

This SOW #5 (*Quality Assurance Services*) is comprised of this cover document and the following Exhibits:

Table 1: Exhibits to SOW #5 (*Quality Assurance Services*)		
Item #	**Exhibit**	**Purpose of Exhibit**
1	Exhibit A (*Services*)	Describes the scope of the Quality Assurance Services.

Table 1: Exhibits to SOW #5 (*Quality Assurance Services*)		
Item #	**Exhibit**	**Purpose of Exhibit**
2	Exhibit A-1 (*Solution Description*)	Describes Supplier's solution for the provision of the Quality Assurance Services and includes as exhibits: • Exhibit A-1-1 (*Approved Service Delivery Centers*) • Exhibit A-1-2 (*Service Delivery Configuration at the Completion of Phase 2*)
4	Exhibit A-3 (*Organizational Chart*)	Identifies the Health Net roles being transferred to Supplier or displaced by Supplier roles as a result of the execution of this SOW #5 (*Quality Assurance Services*).
6	Exhibit B-1 (*Operational SLAs*)	Identifies the Operational Service Levels applicable to the Quality Assurance Services.
7	Exhibit D (*Key Supplier Positions*)	Identifies the Key Supplier Positions applicable to the Quality Assurance Services.
8	Exhibit H (*Subcontractors*)	Identifies the Subcontractors approved by Health Net to provide certain of the Quality Assurance Services.

2. DEFINITIONS

Capitalized terms used but not defined in this SOW #5 (*Quality Assurance Services*) shall have the meanings given them in the Agreement.

3. APPLICABILITY OF THE AGREEMENT

This SOW #5 (*Quality Assurance Services*) is hereby made a part of, and is subject to and governed by, the Agreement. This SOW #5 (*Quality Assurance Services*) is one of the Initial Statements of Work executed under the Agreement.

IN WITNESS WHEREOF, Health Net and Supplier have each caused this SOW #5 (*Quality Assurance Services*) to be signed and delivered by its duly authorized officer, all as of the SOW Effective Date set forth above.

Health Net, Inc.	**Cognizant Healthcare Services, LLC**
By:______________________	By:______________________
Print Name: ______________________	Print Name: ______________________
Title: ______________________	Title: ______________________
Date:______________________	Date:______________________

EXHIBIT A

QUALITY ASSURANCE SERVICES

1 INTRODUCTION

1.1 General

(a) In general terms, the "***Quality Assurance (QA) Services***" are the Functions associated with the post transaction auditing and reporting of finalized accuracy results (including the resolution of error disputes) for Claims, Membership, Appeals & Grievances, Contact Center Provider Dispute Resolution (PDR) Correspondence, Configuration, and Contact Center work for all geographies and lines of business requested by Health Net.

(b) The Quality Assurance Services are more fully described in Section 3, and include the Cross Functional Services described in Section 3 of Schedule A (*Cross Functional Services*) and the Functions included as part of the Embedded Processes described in Section 4 of Schedule A (*Cross Functional Services*), each as they relate to the Functions included as part of the Quality Assurance Services. For clarity, this includes Supplier's responsibility to manage all activities performed under Managed Third Party Contracts in accordance with Section 3.8 (*Managed Third Party Contract Services*) of Schedule A (*Cross Functional Services*). Supplier shall perform the Quality Assurance Services, except for those Functions that are expressly identified as retained Health Net responsibilities in Section 2 below. For purposes of clarity, the Party that is assigned responsibility for a Function as per the designations in Section 2 is also responsible for the Embedded Processes applicable to that Function.

(c) In addition to those Functions specifically designated in this Statement of Work as Functions for which Supplier is responsible, the Quality Assurance Services to be performed by Supplier include all Functions performed by or associated with the roles in the Quality Assurance Organization Chart set forth in Exhibit A-3 (*QA Organization Chart*), all of which are either being transferred to Supplier or displaced by Supplier roles as a result of the execution of this Statement of Work. Such Functions will be deemed to be part of the Quality Assurance Services to be performed by Supplier as if expressly set forth in this Statement of Work.

(d) In addition to the retained Health Net responsibilities expressly identified in this Exhibit A (*Quality Assurance Services)*, and in addition to and without limiting Health Net's rights under the Terms and Conditions, Health Net may perform quality reviews and audits of Supplier's performance of the Quality and Assurance Services in accordance with the Terms and Conditions. For the avoidance of doubt, Health Net is not obligated to perform any level of such quality reviews and activities, except to the extent required by applicable Law.

Supplier shall generate and provide to Health Net (i) each operational report generated prior to the BPaaS Services Commencement Date, unless and until Health Net confirms in writing that such operational report is no longer required, (ii) such other operational reports as Health Net may reasonably request from time to time, and (iii) such modifications to or replacements for the foregoing reports as may be necessary to reflect

changes to and evolutions of the Quality Assurance Services during the term of this Statement of Work.

1.2 Definitions

(a) "***Book of Business (BKB) Audit***" means audits performed to represent overall performance for a specific line of business and region for a given work area (e.g., Claims, Membership, etc.)

(b) "***Client Business Area***" means the functional area that receives Quality Assurance Services (e.g. Claims, Membership, etc).

(c) "***External Employer Group Audit***" means the planning and project management and oversight of on-site audits by Employer Groups.

(d) "***Focused/Ad Hoc Audit***" means audits outside BKB Audits or Regulatory Audits as requested by the work area or another Health Net department.

(e) "***Regulatory (Mock) Audit***" means audits performed for specific elements and universe sets as a Regulator (e.g., CMS, DMHC, etc.) would audit.

(f) "***Sox/IPC Audit***" means the fulfillment of SOX and IPC audit requirements.

(g) "***Uphold***" means to keep the original error finding after reviewing a dispute from the Client Business Area.

2 RESPONSIBLE PARTY

The following table sets forth the responsible party for the Quality Assurance Services.

Process / Function ID	Process/Function Name / Description	Health Net Department	Line of Business (LOB)	Region	Resp. Party Supplier	 Health Net
QA1	Quality Assurance Services					
QA1.1	SOX/IPC	All	All	All		
QA1.1.1	SOX/IPC Compliance	All	All	All	X	
QA1.1.2	SOX/IPC Control Approval	All	All	All		X
QA1.2	Book of Business Auditing	All	All	All	X	
QA1.3	Regulatory (Mock) Auditing	Claims, Membership, Appeals & Grievances	All	All	X	
QA1.4	Focused/Ad Hoc Auditing	All	All	All	X	

Process / Function ID	Process/Function Name / Description	Health Net Department	Line of Business (LOB)	Region	Resp. Party Supplier	Health Net
QA1.5	External Employer Group Audits	Claims, Membership, Contact Center, Appeals & Grievances	Commercial	All		
QA1.5.1	External Employer Group Auditing Services	Claims, Membership, Contact Center, Appeals & Grievances	Commercial	All	X	
QA1.5.2	External Employer Group Auditing Oversight	Claims, Membership, Contact Center, Appeals & Grievances	Commercial	All		X
QA1.6	Audit Oversight and Review	All	All	All		X
QA1.7	Audit Support Services	All	All	All	X	
QA1.8	Quality Assurance Policy Services	All	All	All	X	

3 QUALITY ASSURANCE SERVICES

3.1 SOX/IPC

(a) "***Sox/IPC Compliance***" are the Functions associated with performing all audit and reporting in compliance with regulatory SOX and IPC controls, including the following activities:

(i) Intake and satisfy various SOX/IPC requests from Internal Audit and other parties within/outside of Health Net; and

(ii) Manage and satisfy monthly and quarterly SOX/IPC requests.

(b) "***Sox/IPC Control Approval***" are the Functions associated with reviewing and approving new/amended SOX/IPC controls.

3.2 Book of Business (BKB) Auditing

"***BKB Auditing***" are the Functions associated with the monthly sampling, auditing, and reporting results on a post transactional basis for BKB Audits, including the following activities:

(a) Randomly sample universe, with a statistically valid sample size, using a stratified sampling rule set from a universe provided by the Client Business Area;

(b) Validating the universe prior to sampling to ensure the appropriate universe was sampled;

(c) Audit (on a post transaction basis) various work types for the listed Client Business Areas, in accordance with Client Business Area provided policies and procedures, inclusive of compliance to any regulations;

(d) Notify Processor Associates and their Supervisor of any errors within the established turnaround times;

(e) Manage the dispute process for any errors being disputed by the Client Business Area;

(f) Finalize and publish final error findings and overall accuracy scores on a monthly basis within the established turnaround times;

(g) Maintenance, upgrades, and development of audit tools and databases including but not limited to Microsoft Access and Lotus Notes and Excel;

(h) Fulfill custom ad hoc report requests from the BKB auditing universe;

(i) Manage and maintain intake process and system for new and adjusted audit requests;

(j) Fulfill audit requirements from a SOX/IPC perspective;

(k) On at least an annual basis, perform sample size an alysis and universe stratification; and

(l) Based on audit findings, make recommendations to business areas for policy and procedure creation/updates and/or process change/improvement.

3.3 Regulatory (Mock) Auditing

"***Regulatory Mock Auditing***" are those Functions associated with the monthly sampling, auditing, and reporting results for Regulatory (Mock) Audits, including the following activities:

(a) Randomly sample universe based on regulatory criteria using a sampling rule set from a universe provided by the Client Business Area;

(b) Validating the universe prior to sampling to ensure the appropriate universe was sampled;

(c) Audit (on a post transaction basis) various regulatory elements for the listed Client Business Areas, in accordance with Client Business Area provided policies and procedures, inclusive of compliance to any regulations;

(d) Manage the dispute process for any errors being disputed by the Client Business Area;

(e) Finalize and publish final error findings and overall accuracy scores on a monthly basis within the established turnaround times;

(f) Maintenance, upgrades, and development of audit tools and databases including but not limited to Microsoft Access and Excel;

(g) Collect Corrective Action Plan (CAP) responses from Client Business Areas for elements which fail for the given month;

(h) Manage and maintain intake process and system for new and adjusted audit requests;

(i) Fulfill audit requirements from a SOX/IPC perspective; and

(j) Based on audit findings, make recommendations to business areas for policy and procedure creation/updates and/or process change/improvement.

3.4 Focused/Ad Hoc Auditing

"***Focused/Ad Hoc Auditing***" are those Functions associated with the sampling, auditing, and reporting results on a post transactional basis for Focused/Ad Hoc Audits, including the following activities:

(a) Randomly sample universe based on criteria using a sampling rule set from a universe provided by the Client Business Area;

(b) Validate the universe prior to sampling to ensure the appropriate universe was sampled;

(c) Audit (on a post transaction basis) specific focused elements for the listed Client Business Areas, in accordance with Client Business Area provided policies and procedures, inclusive of compliance to any regulations;

(d) Manage the dispute process for any errors being disputed by the Client Business Area;

(e) Finalize and publish final error findings and overall accuracy scores based upon an established turnaround time;

(f) Creation of audit tools including but not limited to Excel and Microsoft Access databases;

(g) If CAP's are required, collect Corrective Action Plan (CAP) responses from Client Business Areas for elements which fail for the given audit time period;

(h) Fulfill custom ad hoc report requests from the focused / ad hoc auditing universe;

(i) Manage and maintain intake process and system for new and adjusted audit requests;

(j) Fulfill audit requirements from a SOX/IPC perspective; and

(k) Based on audit findings, make recommendations to business areas for policy and procedure creation/updates and/or process change/improvement.

3.5 External Employer Group Audits

(a) "***External Employer Group Auditing Services***" are those Functions associated with the planning, scheduling, auditing, and project management of on-site External Employer Group Audit requests, including the following activities:

(i) Audit Employer Group requested audit universe;

(ii) Provide systems training and systems oversight for Employer Group Auditors; and

(iii) Provide Subject Matter Experts during the on-site audit.

(b) "***External Employer Group Oversight***" are those Functions associated with overseeing the External Employer Group Auditing Services, including the following activities:

(i) Receive and plan External Employer Group Audit request; and

(ii) Respond to External Employer Group Audit finalized findings.

3.6 Audit Oversight and Review

"***Audit Oversight and Review***" are those Functions associated with the overall management and oversight of the Quality Assurance Services, including the following activities:

(a) Audit-the-Supplier Auditor;

(b) Regular review of audit methodologies, strata, sampling, processes, and sample sizes;

(c) Approve universe and sample size analysis;

(d) External Employer Audit Management; and

(e) Review and consultation of new audits and review requested changes to current audits.

3.7 Audit Support Services

"***Audit Support Services***" means those Functions associated with providing support for Audits of the applicable line of business or a component of it, whether conducted by (or on behalf of) Health Net itself or a Health Net Regulator or customer (e.g., a large Employer Group), including the following:

(a) Providing data and reports requested by the Auditors;

(b) Providing subject matter expertise and otherwise supporting the conduct of the Audit as requested by the Auditors;

(c) Assisting in the development and implementation of corrective action plans in response to Audit findings identifying weaknesses or deficiencies in the Audited Function; and

(d) Supporting Health Net communications with regulators.

3.8 Quality Assurance Policy Services

"***Quality Assurance Policy Services***" means those Functions associated with the development and implementation of "***Health Net Quality Assurance Policies***," which are the Health Net Policies as defined in Schedule P (*Health Net Policies*) governing or pertaining to the Quality Assurance Services, more specifically, the conduct of Health Net's Quality Assurance Services.

Below are some examples of selected Quality Assurance Policy Services Functions, which include descriptions of the manner in which such Functions are currently performed by Health Net. The examples are illustrative only:

(a) Generally, provide operational subject matter expertise with respect to Health Net Quality Assurance Policies;

(b) As requested, participate in meetings with Health Net and Supplier stakeholders having responsibility for the development, implementation, monitoring and enforcement of Health Net Quality Assurance Policies;

(c) In response to changes in Laws, regulations, guidelines, policies, contracts or requests from Health Net's Enterprise Process Change Organization ("***EPCO***") or from Health Net's or Supplier's Compliance organization:

(i) Participate in Health Net EPCO Steering Committee meetings to review new legal and regulatory changes and assessment of business impact;

(ii) Participate in Health Net EPCO regulatory implementation Change Teams;

(iii) Project manage the operational implementation and/or affected system changes of legal and regulatory changes that affect Quality Assurance Services and participate in operational implementation and/or affected system changes of legal and regulatory changes that span multiple functions/departments, including tracking the progress of Deliverables and communicating status to Health Net's EPCO and/or Compliance organization; and

(iv) Based on the aforementioned meetings and guidance from the EPCO, prepare initial drafts of revised or new Health Net Quality Assurance Policies and submit them to the relevant Health Net and Supplier stakeholders for review, comment and approval;

(d) Prepare updated versions of Health Net Quality Assurance Policies to address input provided by relevant Health Net and Supplier stakeholder groups;

(e) Provide communications and training to Supplier personnel regarding revised and new Health Net Quality Assurance Policies and access to Health Net personnel to such communications and training; and

(f) Implement Heath Net-approved Health Net Quality Assurance Policies by Supplier Personnel involved in the performance of the Quality Assurance Services.

EXHIBIT A-1
QUALITY ASSURANCE
SOLUTION DESCRIPTION

EXHIBIT A-1

QUALITY ASSURANCE SOLUTION DESCRIPTION

TABLE OF CONTENTS

EXHIBIT A-1
QUALITY ASSURANCE
SOLUTION DESCRIPTION

1. INTRODUCTION

This document is the Solution Description for Statement of Work #5 – Quality Assurance (this "***Statement of Work***"). Whereas Exhibit A (*Quality Assurance Services*) describes the Functions which Supplier is responsible for performing under this Statement of Work. This Exhibit A-1(*Quality Assurance Solution Description*) describes the **means by which** and the **manner in which** Supplier will perform those Functions. This document includes an overview of Supplier's service delivery architecture –including a depiction on a global map of the geographic configuration and delivery architecture of Supplier's Solution (as it will exist at the completion of Phase 2).This geographical depiction also identifies all Service Delivery Centers of Supplier (and its Affiliates and other Subcontractors) that will be utilized in performing and delivering the Services (including the back-up and failover locations for each) and how they will be interconnected to each other and to Health Net's IT Environment. It then provides additional descriptive information about each of the principal components of Supplier's Solution.

This Exhibit A-1 (*Quality Assurance Solution Description*) includes the following attachments, which are incorporated herein by reference:

Exhibit A-1.1 Approved Service Delivery Centers

Exhibit A-1.2 Service Delivery Configuration at the Completion of Phase 2

2. DEFINITIONS AND INTERPRETATION

2.1 Defined Terms

The following terms, when used in this Statement of Work, will have the meanings set forth below unless otherwise specifically defined in the body of this document. Additionally any capitalized term used but not defined in this Exhibit A-1 (*Quality Assurance Solution Description*) will have the meaning indicated in Schedule W (*Glossary*).

Defined Term	Meaning
"***Solution***"	A collective term referring to the means by which and manner in which Supplier will perform and deliver the Services under this Statement of Work.

3. SOLUTION OVERVIEW

3.1 High-level Service Delivery Architecture and Configuration

This section provides an overview of the geographical and physical configuration of Supplier's Solution for the Services under this Statement of Work. Exhibit A-1.1 (*Approved Service Delivery Centers*) provides additional information about each of the Service Delivery Centers Supplier will use to provide the Services under this Statement of Work, including both the primary Service Delivery Centers and the back-up / failover locations that Supplier will activate

and use to provide the Services if operations at any primary Service Delivery Center are disrupted or disabled.

Figure 1

****Dates represent end date of each transition wave.***


Intra Country BCP
Rancho Cordova, CA
Woodland Hills, CA
San Rafael, CA
Intra Country BCP
QA Location 2
Chennai, India
QA Location 1
Bangalore, India
QA Location 3
Manila, Philippines
QA and Training Tower
Onshore : Offshore Ratio
100% : 0%
50%:50%
Transition Timeline
Rebadging March 2015
Wave 1 Dec 2016
Wave 2 May 2017
Wave 3/4 Aug 2017
QA Processes Transitioned offshore
Auditors - Appeals and Grievances
Auditors - Contact Center
Auditors - Claims
Auditors - Membership and Configuration

Supplier's Solution will be implemented in 3-4 waves as depicted in Figure 1 above with some of the work gradually moving to the Offshore locations of Chennai and Bangalore in India and Manila in the Philippines. The estimated end state for the Quality Assurance Services is expected by September 2017.

3.2 Service Delivery Model

This section provides an overview of the commercial delivery model that the Supplier will utilize in providing the Services under this Statement of Work. As described in Exhibit H (*Quality Assurance Subcontractors*), Supplier will not use any Supplier Affiliates or Subcontractors to perform the Services under this Statement of Work. The Supplier Personnel performing the Services will be located in Rancho Cordova, CA; Woodland Hills, CA; San Rafael, CA; Huntington Beach, CA; Chennai, India; and Manila, Philippines.

3.3 Business-Process-as-a-Service

The Services to be provided under this Statement of Work will be provided under a 'Business-Process-as-a-Service' delivery model - i.e., as a fully integrated vertical service in which Supplier is responsible for providing all the associated resource / service layers (facilities, IT infrastructure, tools, application software, labor, infrastructure and applications operations and support, and performance of the associated business processes); and Health Net is purchasing 'business outcomes'. Supplier will be responsible for performing the Quality Assurance Services set forth in Exhibit A (*Quality Assurance Services*).

At the end of the Transition, Supplier is targeting for 50% of the FTE work to be Offshore. Refer to Section 6 (Operating Model) for details on Onshore/Offshore mix, delivery locations, and processes.

4. CHANGES TO SUPPLIER'S SOLUTION

As a general principle, Supplier has both the right and the obligation to perform the Services to be provided by it under this Statement of Work in the manner described in this Exhibit A-1 (*Quality Assurance Solution*). That said, Supplier is charged with responsibility for the adequacy of its Solution, which is to say that if the Supplier's Solution, as described in this Exhibit A-1 (*Quality Assurance Solution*), should prove inadequate at any point during the Statement of Work Term for Supplier to perform and deliver the Services in accordance with the obligations of the Agreement (including this Statement of Work), then Supplier is responsible for making such changes to its Solution as are necessary to enable Supplier to perform and deliver the Services in accordance with such obligations. All such changes are to be made in accordance with Schedule H (*Change Control Process*) of the Agreement, as applicable according to its terms; provided, however, that Supplier is responsible for making such changes at its own cost and expense except in those cases (if any) in which the Agreement expressly provides that Health Net has Financial Responsibility for them.

5. SOLUTION DESCRIPTION

Supplier's solution is built on the following foundational aspects:

Delivery Solution:

- **Quality Focus** – Supplier's primary focus will be to maintain seamless continuity of Services. For all processes migrated Offshore, the focus will be to first ensure adherence to regulatory compliance and quality.
- **Support ratio** – To enable focused monitoring and feedback, Supplier's delivery model provides a Supplier Personnel to Supervisor and Manager ratio at Offshore and Onshore as described in Section 0.
- **Continuous Improvement** - Supplier will appoint dedicated Six Sigma and Process Excellence resources during the Term to identify sustainable improvement opportunities. ***

Knowledge Retention:

- **Domain Experts** – Supplier will invest in dedicated management staff with previous quality and compliance experience.
- **Health Net Training Academy** – Supplier will have in place a dedicated Health Net Training Academy tasked with the mandate of building/maintaining a knowledge repository, updating training and process documentation, providing training to new hire Supplier Personnel and providing higher level training to experienced resources for Quality Assurance operations. Supplier will periodically conduct training to keep Supplier Personnel up-to date on regulatory, process and system changes.

Solution Location:

Supplier will deliver the Quality Assurance Services from the United States, India and the Philippines. Exhibit A-1.1 (*Supplier Facilities*) lists the locations of the Supplier Service Delivery Centers for the Quality Assurance Services.

6. OPERATING MODEL

The operating model for Quality Assurance Services defines the service delivery blueprint and key aspects of service delivery. The operating model also describes how the Services will be delivered in a scalable global environment.

***

6.1 Resource Mix

Supplier will leverage its global operating model to deliver the Quality Assurance Services. Supplier has considered the following criteria to define its Onshore/Offshore strategy:

- Regulatory requirements
- Availability of skills at Offshore locations
- Health Net Offshore restrictions

Roles identified to move Offshore will continue to be responsible for the same tasks and activities that were previously performed Onshore.

The Onshore/Offshore resource mix for Quality Assurance Services is listed below in Table 1.

Table 1

Function	Estimated End State		
	Onshore %	Offshore %	Location
Quality Assurance			
Membership & CCC Correspondence	***	***	W,R,Ch,B
Claims	***	***	W,R,Ch,B
MHN- Claims, A&G and Configuration	***	***	W,S,Ch,B
Claims and A&G Analyzing/Reporting	***	***	W, Ch,B
Business Analysis			
CCC/MHN Calls	***	***	W,R,H, Ch,B
Reports	***	***	W,Ch,B

Function	Estimated End State		
	Onshore %	Offshore %	Location
Reports/Configuration/Benefits Load Audits	***	***	W, Ch,B
Total (A+B+C+D)	***	***	

Legends	
Location	Code
Woodland Hills (US)	W
Rancho Cordova (US)	R
San Rafael	S
Chennai (India)	Ch
Bangalore (India)	B
Manila (Philippines)	M
Huntington Beach	H

- The above percentages are approximate estimates.
- The above plan will be finalized as part of the process assessment that will take place during the Transition as described in Transition Manual, with agreement between Health Net and Supplier.
- The estimated end state is expected by September 2017.
- Only those roles mandated by Health Net or where skills are not available Offshore will be Onshore.
- As shown in Table 1, while a process can span across 5 locations there will be no role within a process which will span across more than 2 locations.

6.2 Location

Supplier will deliver the in-scope Services from US, India and Philippines based locations. The delivery location strategy has been carefully planned considering following criteria:

- Health Net mandated Offshore staffing
- Availability of talent pool
- Skill requirements

- Regulatory limitations
- Business continuity

Supplier will deliver specific Quality Assurance Functions as set forth in Table 2 as follows:

Table 2

Function	Delivery Location	
	US	India
Membership and CCC Correspondence	Rancho Cordova, Woodland Hills	Bangalore/Chennai
Claims	Rancho Cordova, Woodland Hills	Bangalore/Chennai
MHN – Claims, A&G and Configuration	Rancho Cordova, Woodland Hills, San Rafael	Bangalore/Chennai/Manila
Claims and A&G analysis/reporting	Woodland Hills	Bangalore/Chennai
CCC/MHN calls	Rancho Cordova, Huntington Beach	Bangalore/Chennai
Reports / Business Analysis	Woodland Hills	Bangalore/Chennai

The teams across locations in US, India and Philippines will interact on an ongoing basis to ensure effective planning, monitoring and tracking of QA processes, activities and requirements. The following are the key activities that will be performed at each location:

- **Forecasting** – identifying the number of transactions, volumes and activities that would need to be transacted and processed in coming months
- **Capacity Planning** - ensuring staffing in place can manage the forecasted volumes
- **Monitor Productivity** - An ongoing daily, weekly, monthly exercise to track, analyze and report on productivity trends
- **Reallocation based on productivity** – An ongoing exercise to track and shift work , based on transaction and volumes, within teams and individuals to ensure desired productivity

- **Monitor Quality and SLAs** - An ongoing daily, weekly, monthly exercise to track, analyze and report on quality and Service Levels

The organization structure has been functionally designed in a manner that facilitates effective operations across locations. This model ensures that workflow is effective in real time facilitating tactical monitoring.

6.3 Operating Hours

Supplier will at minimum replicate the operating hours currently adhered to by Health Net's Quality Assurance organization as of the Effective Date, as set forth in the table below. Supplier acknowledges and agrees that performance of the Quality Assurance Services will regularly require Supplier Personnel to perform additional/overtime work outside regular operating hours, and that such additional/overtime work is within the scope of the Quality Assurance Services.

Supplier will extend its hours of operations (for example, through overtime, weekend and holiday work) from time to time as needed to meet regulatory requirements, Compliance and Service Level metrics and other requirements of the Agreement. Supplier's work during such extended hours of operations is within the scope of the Quality Assurance Services.

Within the regular Hours of Operations listed below, Supplier will have staff work according to defined shift schedules. However, Supplier will make reasonable efforts to permit Supplier staff to work flexible shift times when that can be done without jeopardizing Supplier's ability to meet regulatory requirements, Compliance and Service Level metrics and other requirements of the Agreement.

Table 3

Sub function	Weekday - Hours of Operations (PST)
Quality Assurance	
Membership and CCC Correspondence	08:00 am to 17:00 pm
Claims	08:00 am to 17:00 pm
MHN – Claims, A&G and Configuration	08:00 am to 17:00 pm
Claims and A&G analysis/reporting	08:00 am to 17:00 pm
Business Analysis	
CCC/MHN calls	08:00 am to 17:00 pm
Reports	08:00 am to 17:00 pm

6.4 Operations

Supplier approach to managing operations is as follows:

- ***Operational Focus:***
  Team leaders and supervisors take part in team huddles, floor walks, daily performance reviews, daily supplier personnel communication plan and customer calibration sessions

- ***Performance Management:***
  Measure and manage associate performance through data and service dashboards

- ***Span of Control:***

  Supplier will provide for the following span of control:

- ******Health Net Training Academy:***
  Supplier will establish a dedicated Health Net Training academy for management of training content and delivery of training programs. Supplier will establish a Knowledge Management Portal for management and easy access to training content, desktop procedures and P&Ps. The Health Net Training Academy will work closely with the Training operations and facilitate necessary training. Training material will be continuously updated based on System and process updates.

- ***Team Huddle:***
  Supplier's team leads will conduct daily team meetings for individual processes to share any critical updates, provide feedback and communicate lessons learned, and plan for the day.

- ***Quality:***
  Supplier will implement Health Net mandated specific quality and compliance programs in its delivery model for managing and achieving Service Levels. Supplier will analyze audit findings to determine root causes and will deploy corrective and preventive solutions to improve quality. In the daily team meetings, prevalent trends in errors, root causes and preventive actions will be discussed and implemented.

- ***Continuous Improvement:***
  Supplier will have a dedicated Process Excellence (PEX) team consisting of Six Sigma resources for Health Net Quality Assurance functions to optimize performance and handoffs in Health Net Quality Assurance processes while continuously improving standardization.

- ***Rewards and Recognition:***
  Supplier will recognize the efforts of its best performers using stack ranking and will reward them through a structured reward and recognition program that aligns with quality and productivity objectives. The rewards and recognition will be applicable for both Onshore and Offshore teams. The specific criteria for the awards will be decided by the Supplier operations leads depending on the specific behavior and/or results to be achieved.

6.5 Resource Profile

Supplier has a very well defined methodology for recruitment and selection of candidates at the Offshore locations. Supplier will work closely with Health Net to establish job descriptions at various levels and functions. Based on these job descriptions, Supplier will select candidates with the proper qualifications and experience in order to ensure a "best-fit" for Health Net. These resources will be seeded from Health Net operations.

The table below is an illustration of indicative requirements for Offshore staffing and the minimum qualifications required to be selected for Quality Assurance Services.

Audit Analyst – Claims	
Qualification & Experience	**Selection Process**
Graduates with four to five (4-5) years' experience with Health Net Healthcare claims adjudication and audit processes **Six Sigma/Lean exposure of at least two (2) years**	Aptitude test Domain/ Operations Interview HR Interview for Cultural fitment Medical and background check

Audit Analyst – Membership	
Qualification & Experience	**Selection Process**
Graduates with four to five (4-5) years' experience with Health Net membership / financial reconciliation process auditing experience **Six Sigma/Lean exposure of at least two (2) years**	Aptitude test Domain/ Operations Interview HR Interview for Cultural fitment Education and Professional Background check

Audit Analyst – Configuration	
Qualification & Experience	**Selection Process**
Graduates with four to five (4-5) years' experience with Health Net Healthcare Configurations and benefits coding process auditing experience **Six Sigma/Lean exposure of at least two (2) years**	Aptitude test Domain/ Operations Interview HR Interview for Cultural fitment Education and Professional Background check

Audit Analyst – A&G	
Qualification & Experience	**Selection Process**
Graduates with two to three (2-3) years' experience with Health Net Healthcare & A&G processes **Six Sigma/Lean exposure of at least two (2) years**	Aptitude test Domain/ Operations Interview HR Interview for Cultural fitment Education and Professional Background check

Audit Analyst – Contact Center

Qualification & Experience	Selection Process
Graduates with two to three (2-3) years' experience with Health Net Healthcare & Contact Center **Six Sigma/Lean exposure of at least two (2) years**	Aptitude test Domain/ Operations Interview HR Interview for Cultural fitment Education and Professional Background check

Supervisors	
Qualification & Experience	**Selection Process**
Graduate with six to eight (6-8) years' experience in Healthcare Industry specifically in respective in-scope process **Two (2) years of Supervisory experience leading teams of at least thirty to forty (30-40) associates** **Leadership and communication skills**	Communication skills screening Domain/ Operations Interview HR Interview for Cultural fitment Education and Professional Background check

Audit /BA Manager	
Qualification & Experience	Selection Process
MBA with eight to ten (8-10) years' experience **Excellent communication and leadership skills** **Seven to nine (7-9) years of overall BPO experience with at least six (6) years leading a process in a Healthcare BPO.**	Initial screening of profiles by recruitment team Interview with Business Leader/ HR Manager Technical/ Communication ability Interview Screening for leadership ability and cultural fit Education and Professional Background check

6.6 IT Systems

The following systems will be used by Supplier for delivery of Quality Assurance Services.

IT Applications/Platforms
Claims Application Platforms
ABS
Qcare
FileNet
MHN
Viant/ Multiplan
DRG Grouper

IT Applications/Platforms
Multiple Shared Drives
Microsoft Access data bases
Enrollment and Billing Applications / Platforms
Genelco
ABS
MACESS
Symphony
SAP
Salesforce
Showcase (Data Warehouse Query Tool)
CSI
Monarch
Check deposit software
CMS MARX
Callidus
FindApps
Callidus
Appeals and Grievance Applications / Platforms
MAGIC
MACESS
CSI
OMNI
PRIME
ABS
Qcare
UNITY
PAOS
API
RightFax
A&G Database
Configuration Applications
ABS Dev and Prod

IT Applications/Platforms
Qcare
Viant
FileNet
Burgess
MHN
DRG Grouper
Alfresco
BRCC
PSA Archive
Inventory Management Database
Symphony
Contact Center Applications
MAGIC
MACESS
CSI
OMNI
PRIME
ABS
Qcare
UNITY
PAOS
API
RightFax
QA Services Specific tools/databases
ACL 9.1
Lotus Notes Findings Database
Multi User Audit Forms/Databases (Microsoft Access 2010
Error Database
Aspect (Call Recorder)
Qfiniti (Call Recorder)
AQ Recorder (Call Recorder)

6.7 Onshore Requirements

Section 6 sets forth the Quality Assurance Services roles that Supplier is required to retain Onshore. Supplier will at all times provide the Quality Assurance Services in accordance with Schedule Y (*Offshore Prohibitions and Requirements*).

6.8 Service Performance Management

Supplier will provide and implement the quality assurance procedures that are necessary to perform the Quality Assurance Services in accordance with the Service Levels, reporting formats and frequency.

Approach

Supplier will use a statistically valid sample size for auditing

Tools

Supplier will use quality analysis using tools including:

- Pareto Analysis
- Fish Bone Diagram
- Box Plot

7. KEY ASSUMPTIONS

1) Any work request received directly at Health Net in non-digital format will be batched and sent by Supplier to the scanning/imaging service provider for conversion into digital format. However for regulatory requirements Onshore Supplier Personnel will scan the documents in the United States.

2) The Onshore-Offshore mix will be validated during detailed Transition planning as set forth in the Transition Manual.

3) All Services will be provided in English language only.

8. RISKS

Additional risks, if any will be identified and shared during Transition as part of the Processes Assessment exercise.

EXHIBIT A-1.1

APPROVED SERVICE DELIVERY CENTERS

The Service Delivery Centers at (or from) which Supplier is authorized to perform the Services under this Statement of Work are listed below. Even if Health Net has approved Supplier's use of an Affiliate or other Subcontractor to perform certain aspects of the Services, their performance must be from an approved Service Delivery Center listed in this Exhibit A-1.1 (*Approved Service Delivery Centers*).

Supplier will provide sufficient coverage for the Quality Assurance Services by leveraging its global delivery network. A list of holidays across delivery locations will be mutually agreed with Health Net to ensure that there is no impact on operations.

Onshore Service Delivery Centers

Primary Location	Type of Facility	Hours of Operation	Functions / Services	Languages Supported	Key Platform / Systems	Back-up / Fail-over Location	Facility Operator	Facility Owner	Date Placed in Service	Multi-client Site (Y/N)?
Rancho Cordova	Office Building	Please refer to Section 6.3	Quality Assurance	English	Please refer to Section 0 for list of platform/systems	Woodland Hills				
Woodland Hills	Office Building	Please refer to Section 6.3	Quality Assurance	English	Please refer to Section 0 for list of platform/systems	Rancho Cordova				
San Rafael	Office Building	Please refer to Section 6.3	Quality Assurance	English	Please refer to Section 0 for list of platform/systems	Woodland Hills				
Huntington Beach	Office Building	Please refer to Section 6.3	Quality Assurance	English	Please refer to Section 0 for list of platform/systems	Rancho Cordova				

Near-shore Service Delivery Centers

Supplier will not use any Near-shore Service Delivery Centers to perform the Quality Assurance Services.

Offshore Service Delivery Centers

Primary Location	Type of Facility	Hours of Operation	Functions / Services	Languages Supported	Key Platform / Systems	Back-up / Fail-over Location	Facility Operator	Facility Owner	Date Placed in Service	Multi-client Site (Y/N)?
Cognizant Technology Solutions, Carr Tower, Ramanujan IT SEZ, Taramani, Rajiv Gandhi Salai, Taramani, Chennai 600113	Office Building	Please refer to Section 6.3	Quality Assurance	English	Please refer to Section 0 for list of platform/systems	Cognizant Technology Solutions, SEZ - 2 Manyata Embassy Business Park, Bangalore - 560045	Supplier	Third Party	2012	Y
Cognizant Technology Solutions, SEZ - 2 Manyata Embassy Business Park, Bangalore	Office Building	Please refer to Section 6.3	Quality Assurance	English	Please refer to Section 0	Cognizant Technology Solutions, Carr Tower, Ramanujan IT SEZ, Taramani, Rajiv Gandhi	Supplier	Third Party	F2 – 2008 F3- 2013 G4 – 2012	Y

Primary Location	Type of Facility	Hours of Operation	Functions / Services	Languages Supported	Key Platform / Systems	Back-up / Fail-over Location	Facility Operator	Facility Owner	Date Placed in Service	Multi-client Site (Y/N)?
- 560045						Salai, Taramani, Chennai 600113				
One World Square Building, Unit A, Mckinley Hill, Fort Bonifacio , Taguig City, Philippine s	Office Building	Please refer to Section 6.3	Quality Assurance	English	Please refer to Section 0	Cognizant Technolo gy Solutions , 4th & 5th Floor, Paseo Centre Building, Roxas corner, Makati City 1277	Supplier	Third Party	2013	Y

EXHIBIT A-1.2

SERVICE DELIVERY CONFIGURATION AT THE COMPLETION OF PHASE 2

Set out below is a description of Supplier's 'To-Be' Solution for the Quality Assurance Services as it will be configured at the completion of Phase 2. The tactical To Be solution will be mutually defined during the Transition, below is an illustrative technology environment:


Wednesday August 20, 2014
Quality Assurance Audit Process
Start
Randomly sampled using (ACL Software) Post-Production transactions are loaded into QA Audit tool (Access Database and Excel)
Samples are assigned to QA Audit Analyst
Audit Analyst reviews post-production transaction
Error Identified
Yes
No
Audit Analyst will document error in Audit tool (Access Database and Excel)
Audit Analyst will create error ticket in Lotus Notes Error Tracking database
Error ticket is sent to Business Unit via Lotus Notes email
Business Unit accepts error
Yes
No
Acknowledged error ticket set back to QA via Lotus Notes email
Business Unit submits contest to QA
Audit record is updated and audit transaction is completed in QA Audit Tool (Access Database and Excel)
Monthly PDF reports are distributed to operational areas via Lotus Notes Email
End
QA Audit Tool (Access Database and Excel) is updated
QA agrees with contest and overturns error
QA reviews contest
Business Unit is notified of QA error determination
QA disagrees with contest and upholds error
* Besides specified audit tools indicated above, QA uses systems shown in the other business area's towers.

EXHIBIT A-3

QUALITY ASSURANCE ORGANIZATION CHART

EXHIBIT A-3

QUALITY ASSURANCE ORGANIZATION CHART

This Exhibit A-3 (*Quality Assurance Organization Chart*) contains organization charts showing, at a specific recent point in time prior to the Effective Date, the positions (including both filled and currently open positions) that represent the Health Net organizational unit(s) whose Functions are being outsourced to Supplier under this Statement of Work. This document is included as part of this Statement of Work as a supplemental means of depicting the Functions that comprise the Quality Assurance Services for which Supplier is assuming responsibility from Health Net under this Statement of Work. It is **not** included for the purpose of establishing any numerical FTE benchmark or baseline for use in determining Supplier's Charges for the Quality Assurance Services. Any changes in the organization charts between the Agreement's Effective Date and the BPaaS Services Commencement Date shall not be interpreted to represent a change in the scope of the Quality Assurance Services in the absence of Health Net specifically adding or removing Functions from Exhibit A (*Quality Assurance Services*) of this Statement of Work.

Final


Rancho Cordova, CA
Woodland Hills, CA
Huntington Beach, CA
San Rafael, CA
Director Ops Quality
Intentionally Blank
Manager Business Analysis
Manager Quality Assurance
Intentionally Blank
Configuration and benefit load audits, all audit reporting, SOX/IPC reporting, audit sampling, audit tools & database creation and maintenance, ccc calls audit
Audits: claims, membership, CCC correspondence, MHN claims, MHN configuration, A&G, Adhoc, External employer group Intake audit requests


Rancho Cordova, CA
Woodland Hills, CA
Huntington Beach, CA
San Rafael, CA
Manager Business Analysis
Audit Supervisor
CCC/MHN Calls
2 Business Systems
Analyst Sr
Reports
1 Business Systems
Analyst
MHN reports
9 Business Analysts
Reports, Configuration/
Benefit load audits
1 Audit Analyst Sr
Lead
1 Audit Analyst
CCC calls
9 Audit Analysts
CCC/MHN calls
1 Auditor Call
Center Quality
MHN Calls


Rancho Cordova, CA
Woodland Hills, CA
Huntington Beach, CA
San Rafael, CA
Manager Quality Assurance
Audit Supervisor Membership and CCC Correspondence
Intentionally Blank
Audit Supervisor Claims
Audit Supervisor MHN Claims, A&G Claims, MHN Configurations
2 Business Analyst Sr's Claims and A&G analysis and projects
Intentionally Blank
1 Audit Analysts Sr
1 Audit Analysts Sr
9 Audit Analysts
11 Audit Analysts
Intentionally Blank
Intentionally Blank
1 Administrative Analysts
3 Audit Analyst Sr's
5 Audit Analysts
11 Audit Analysts
2 Audit Analyst Sr's
1 Audit Analyst Sr
5 Audt Analyst
1 Audit Analyst
2 Claims Auditor

EXHIBIT B-1

QUALITY ASSURANCE SERVICE LEVEL METRICS

1. QUALITY ASSURANCE OPERATIONAL LEVELS

All Service Levels are subject to the Service Level Methodology set forth in Schedule B (*Service Levels*) and the applicable provisions of the Agreement and the Exhibits thereto.

Category / Name	Description	Measurement Period	Measurement Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improve
A&G Audits (% of production)	Total number of audits completed against goal.	Monthly	A&G Audit Database and Reporting Tool	100% of Statistically Valid Sample as calculated by HN as of the Effective Date with a minimum count of 690 for CA, 238 for OR, and 323 for AZ.	Yes	TBD	A	Y
A&G Audit the Auditor (Regulatory Element % accuracy)	The percentage of correctly audited regulatory elements. (count of elements) - (count of elements with error) / (count of elements)	Monthly	A&G ATA Database and Reporting Tool	98% - CA 98% - OR 98% - AZ	Yes	TBD	C	N
A&G Audit the Auditor (Internal Element %	The percentage of correctly audited internal elements. (count of elements) - (count of	Monthly	A&G ATA Database and Reporting Tool	98% - CA 98% - OR 98% - AZ	Yes	TBD	C	N

Category / Name	Description	Measurement Period	Measurement Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improve
accuracy)	elements with error) / (count of elements)							
Claims Audits (% of production)	Total number of audits completed against goal.	Monthly	Claims Audit Database and Reporting Tool	100% of Statistically Valid Sample as calculated by HN as of the Effective Date with a minimum count of 8,704 for CA, 1,328 for OR, and 2,779 for AZ.	Yes	TBD	A	Y
Claims Audit the Auditor (Payment % accuracy)	The percentage of correctly audited claims (without any payment error). (count of audits) - (count of audits with error) / (count of audits)	Monthly	Claims ATA Database and Reporting Tool	98% - CA 98% - OR 98% - AZ	Yes	TBD	C	N
Claims Audit the Auditor (Financial % Accuracy)	The percentage of correctly audited claims (without any financial error). (total $ processed) – (absolute $ in error) / (total $ processed)	Monthly	Claims ATA Database and Reporting Tool	99% - CA 98% - OR 98% - AZ	Yes	TBD	C	N
Claims Audit the Auditor (Procedural % accuracy)	The percentage of correctly audited claims (without any procedural error). (count of audits) - (count of audits with error) / (count of audits)	Monthly	Claims ATA Database and Reporting Tool	98% - CA 98% - OR 98% - AZ	Yes	TBD	C	N
Membership	Total number of audits completed	Monthly	Membership	– CA/OR	Yes	TBD	A	Y

Category / Name	Description	Measurement Period	Measurement Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improve
Audits* (% of production)	against goal.		Audit Database and Reporting Tool	– AZ 100% of Statistically Valid Sample as calculated by HN as of the Effective Date with a minimum count of 10,777 for CA and OR, and 1,546 for AZ.				
Membership Audit the Auditor (% accuracy)	The percentage of correctly audited transactions. (count of audits) - (count of audits with error) / (count of audits)	Monthly	Membership ATA Database and Reporting Tool	98% - CA 98% - OR 98% - AZ	Yes	TBD	C	N
BKB Audit Reports Timeliness	Publish finalized audit reports by the 5th business day	Monthly	BA Team Database and Reporting Tool	baseline considerati on	Yes	TBD	C	N
Regulatory Audit Reports Timeliness	Publish finalized audit reports (complete with CAP responses) by the 12th calendar day	Monthly	BA Team Database and Reporting Tool	baseline considerati on	Yes	TBD	C	N
Ad Hoc Report Requests	Provide ad hoc report requests by the agreed upon timeline provided by Health Net and/or an External Entity such as a Regulator, Employer Group, etc.	Ad hoc	BA Team Database and Reporting Tool	baseline considerati on	Yes	TBD	C	N
CCC BKB Call Audit production (% of production)	Total number of audits completed against goal.	Monthly	CCC Audit Database and Reporting Tool	100% of Statistically Valid Sample as	Yes	TBD	C	N

Category / Name	Description	Measurement Period	Measurement Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improve
				calculated by HN as of the Effective Date				
CCC BKB Call Audit the Auditor (% Accuracy)	The percentage of correctly audited transactions. (count of audits) – (count of audits with error) / (count of audits)	Monthly	CCC ATA Database and Reporting Tool	98%	Yes	TBD	C	N
CCC BKB Commercial Correspondenc e Production	Total number of audits completed against goal.	Monthly	CCC Corr Audit Database and Reporting Tool	TBD	Yes	TBD	C	N
CCC BKB Commercial Correspondenc e Audit the Auditor (% Accuracy)	The percentage of correctly audited transactions. (count of audits) – (count of audits with error) / (count of audits)	Monthly	CCC Corr ATA Database and Reporting Tool	98%	Yes	TBD	C	N
CCC BKB SHP Correspondenc e Production	Total number of audits completed against goal.	Monthly	CCC Corr Audit Database and Reporting Tool	TBD	Yes	TBD	C	N
CCC BKB SHP Correspondenc e Audit the Auditor (% Accuracy)	The percentage of correctly audited transactions. (count of audits) – (count of audits with error) / (count of audits)	Monthly	CCC Corr ATA Database and Reporting Tool	98%	Yes	TBD	C	N
Configuration Production	Total number of audits completed against goal.	Monthly	Configuration Audit Database and Reporting Tool	TBD	Yes	TBD	C	N
Configuration Audit the Auditor (% Accuracy)	The percentage of correctly audited transactions. (count of audits) – (count of audits with error) / (count of audits)	Monthly	Configuration ATA Database and Reporting Tool	baseline considerati on	Yes	TBD	C	N

EXHIBIT D

KEY SUPPLIER PERSONNEL

Subject to Section 7.4 (Key Supplier Positions) of the Terms and Conditions, the following positions shall be Key Supplier Positions filled by the individuals listed in the table below.

Key Supplier Position	Initially Approved Individual
Mgr Quality Assurance	TBD
Mgr Business Analysis	TBD

EXHIBIT H
SUBCONTRACTORS

1. INTRODUCTION

With reference to Section 7.7 (Subcontracting) of the Terms and Conditions, this Schedule H (*Subcontractors*) identifies the Subcontractors who are Approved Subcontractors for the purposes of this Statement of Work as of the Effective Date with respect to the Functions of each Subcontractor set forth below.

2. APPROVED SUBCONTRACTORS

Approved Subcontractor	Address	Functions
***		

AMENDED AND RESTATED

MASTER SERVICES AGREEMENT

STATEMENT OF WORK #6 (APPEALS AND GRIEVANCES SERVICES)

AMENDED AND RESTATED

MASTER SERVICES AGREEMENT

STATEMENT OF WORK #6 (APPEALS AND GRIEVANCES SERVICES)

This Statement of Work #6 (*Appeals and Grievances Services*), dated November 21, 2014, but effective as of November 2, 2014 ("the ***SOW Effective Date***"), is made by and between Health Net, Inc., a Delaware corporation with its principal place of business located at 21650 Oxnard Street, Woodland Hills, California 91367 ("***Health Net***"), and Cognizant Healthcare Services, LLC ("***Supplier***"), a Delaware corporation having an office at 500 Frank W. Burr Blvd., Teaneck, New Jersey 07666 (each, a "***Party***" and collectively, the "***Parties***"). This SOW #6 (*Appeals and Grievances Services*) is entered into and shall be governed by the terms of that certain Amended and Restated Master Services Agreement entered into between the Parties dated November 21, 2014 (the "***Agreement***"). This Statement of Work #6 (*Appeals and Grievances Services*) replaces and supersedes in all respects the Statement of Work #6 dated November 2, 2014.

1. INTRODUCTION

1.1 Background & Purpose

This SOW #6 (*Appeals and Grievances Services*) describes the Appeals and Grievances Services Supplier will provide for Health Net, as such Services are defined in Exhibit A (*Appeals and Grievances Services*) to this SOW #6 (*Appeals and Grievances Services*), and sets forth certain terms and conditions relating to them, including, among other things:

(a) The scope of the Appeals and Grievances Services;

(b) The Solution Supplier will use to perform and deliver them;

(c) The Operational Service Levels Supplier will meet in providing them;

(d) The Key Supplier Positions applicable to them; and

(e) The Subcontractors (if any) approved by Health Net to provide certain of them.

1.2 Structure

This SOW #6 (*Appeals and Grievances Services*) is comprised of this cover document and the following Exhibits:

Table 1: Exhibits to SOW #6 (*Appeals and Grievances Services*)		
Item #	**Exhibit**	**Purpose of Exhibit**
1	Exhibit A (*Services*)	Describes the scope of the Appeals and Grievances Services.

Table 1: Exhibits to SOW #6 (*Appeals and Grievances Services*)		
Item #	**Exhibit**	**Purpose of Exhibit**
2	Exhibit A-1 (*Solution Description*)	Describes Supplier's solution for the provision of the Appeals and Grievances Services and includes as exhibits: • Exhibit A-1-1 (*Approved Service Delivery Centers*) • Exhibit A-1-2 (*Service Delivery Configuration at the Completion of Phase 2*)
3	Exhibit A-3 (*Organizational Chart*)	Identifies the Health Net roles being transferred to Supplier or displaced by Supplier roles as a result of the execution of this SOW #6 (*Appeals and Grievances Services*).
4	Exhibit B-1 (*Operational SLAs*)	Identifies the Operational Service Levels applicable to the Appeals and Grievances Services.
5	Exhibit D (*Key Supplier Positions*)	Identifies the Key Supplier Positions applicable to the Appeals and Grievances Services.
6	Exhibit H (*Subcontractors*)	Identifies the Subcontractors approved by Health Net to provide certain of the Appeals and Grievances Services.

2. DEFINITIONS

Capitalized terms used but not defined in this SOW #6 (*Appeals and Grievances Services*) shall have the meanings given them in the Agreement.

3. APPLICABILITY OF THE AGREEMENT

This SOW #6 (*Appeals and Grievances Services*) is hereby made a part of, and is subject to and governed by, the Agreement. This SOW #6 (*Appeals and Grievances Services*) is one of the Initial Statements of Work executed under the Agreement.

IN WITNESS WHEREOF, Health Net and Supplier have each caused this SOW #6 (*Appeals and Grievances Services*) to be signed and delivered by its duly authorized officer, all as of the SOW Effective Date set forth above.

Health Net, Inc.	**Cognizant Healthcare Services, LLC**
By:______________________	By:______________________
Print Name: ______________	Print Name: ______________
Title: ___________________	Title: ___________________
Date:____________________	Date:____________________

EXHIBIT A

APPEALS AND GRIEVANCES SERVICES

1. INTRODUCTION

1.1 General

(a) In the most general terms, the ***Appeals and Grievances (A&G) Services*** are Functions associated with the intake, processing, resolution and archiving of Appeals and Grievances received from Members or their representatives through all Channels for all regions and Lines of Business requested by Health Net including:

(i) Documenting and tracking all Appeals and Grievances in the appropriate system of record and adherence with to all Health Net, regulatory, compliance and business standards applicable to all Products, Regions and Line of Business; and

(ii) Ensuring quality of work while meeting required timelines.

(b) The Appeals and Grievances Services are more fully described in this Exhibit A-1 (*Appeals and Grievances Services*), and include the Cross Functional Services described in Section 3 of Schedule A (*Cross Functional Services*) and the Functions included as part of the Embedded Processes described in Section 4 of Schedule A (*Cross Functional Services*), each as they relate to the Functions included as part of the Appeals and Grievances Services. For clarity, this includes Supplier's responsibility to manage all activities performed under Managed Third Party Contracts in accordance with Section 3.8 of Schedule A (*Cross Functional Services*). Supplier shall perform the Appeals and Grievances Services, except for those Functions that are expressly identified as retained Health Net responsibilities in Section 2 below. For purposes of clarity, the Party that is assigned responsibility for a Function as per the designations in Section 2 is also responsible for the Embedded Processes applicable to that Function.

(c) In addition to those Functions specifically designated in this Statement of Work as Functions for which Supplier is responsible, the Appeals and Grievances Services to be performed by Supplier include all Functions performed by or associated with the roles in the Appeals and Grievances Organization Chart set forth in Exhibit A-3 (*Appeals and Grievances Organization Chart*) except where specifically excluded in this Statement of Work, all of which are either being transferred to Supplier or displaced by Supplier roles as a result of the execution of this Statement of Work. Such Functions will be deemed to be part of the Appeals and Grievances Services to be performed by Supplier as if expressly set forth in this Statement of Work.

(d) In addition to the retained Health Net responsibilities expressly identified in this Exhibit A (*Appeals and Grievance Services*), and in addition to and without limiting Health Net's rights under the Terms and Conditions, Health Net reserves the right to perform quality reviews and audits of Supplier's performance of the Appeals and Grievances Services when and to the extent it desires in its sole discretion. For the avoidance of doubt, Health Net is not obligated to perform any level of such quality reviews and activities, except to the extent required by applicable Law.

(e) Supplier shall generate and provide to Health Net (i) each operational report generated prior to the BPaaS Services Commencement Date, unless and until Health Net confirms in writing that such operational report is no longer required, (ii) such other operational reports as Health Net may reasonably request from time to time, and (iii) such modifications to or replacements for the foregoing reports as may be necessary to reflect changes to and evolutions of the Appeals and Grievances Services during the term of this Statement of Work.

1.2 Definitions

The following definitions will apply to the Appeals and Grievances Services:

(a) ***"Acknowledgement Letter"*** means an acknowledgement letter sent by Health Net to a Member either (i) upon Health Net's receipt of an Appeal or Grievance; or (ii) upon the escalation of an Appeal to another level of review in the Appeals process.

(b) ***"Adverse Benefit Determination"*** means any denial, reduction, termination, or failure to provide a payment or service (in whole or in part) when related to: (i) the determination of benefits available under the Plan, (ii) the determination of a member's eligibility under the Plan, (iii) the application of utilization review and pre-authorization provisions, (iv) the application of experimental or investigational exclusions, (e) a determination that a benefit is not a covered benefit, or (v) the imposition of a preexisting condition exclusion, source-of-injury exclusion, network exclusion, or other limitation on otherwise covered benefits. The failure to make a payment in whole or in part includes any instance where a plan pays less than the total amount of expenses submitted with regard to a claim, including a denial of part of the claim due to the terms of a plan or health insurance coverage regarding copayments, deductibles, or other cost sharing requirements. Adverse Benefit Determination also includes any rescission of coverage, which are defined as a cancellation or discontinuance of coverage that has retroactive effect, except to the extent it is attributable to a failure to timely pay required premiums or contributions towards the cost of coverage.

(c) ***"Appeal"*** means any oral or written request submitted by a member, their physician, or other member authorized representative pursuant to which such Member disagrees with a Health Net decision regarding (i) an initial adverse determination, (ii) the denial of a claim (in whole or in part), or (iii) other denial of coverage for service, as referenced in "Adverse Benefit Determination."

(d) "***Appeals Levels 1, 2 or 3***" or "***Levels***" means those Appeals or Grievances that (i) have reached either Level 1, Level 2 or Level 3 in the Appeals and Grievance process; and (ii) are not Expedited Appeals.

(e) ***"Congressional/Legislative Complaint"*** means a written or oral expression of dissatisfaction regarding the Plan and/or Provider, including quality of care concerns, and shall include a complaint, dispute, request for reconsideration or Appeal made by an enrollee or the enrollee's representative to a congressional or other legislative office.

(f) ***"Expedited Review"*** means the review of an urgent care issue, initiated orally or in writing by the member acting as a prudent layperson or a practitioner acting on the member's behalf, involving an imminent and serious threat to the health of the member, including severe pain, potential loss of life, limb or major bodily function. In addition, a

"claim involving urgent care" includes any claim for medical care or treatment with respect to which the application of the time periods for making non-urgent care determinations: (i) could seriously jeopardize the life or health of the member or the ability of the member to regain maximum function, or (ii) in the opinion of a physician with knowledge of the member's medical condition, would subject the member to severe pain that cannot be adequately managed without the care or treatment that is the subject of the claim.

(g) ***"Grievance"*** means a grievance submitted by or on behalf of a Member pursuant to which such Member expresses dissatisfaction with any aspect of the manner in which health care services are provided under a Plan.

(h) ***"Member Inquiry"*** means a request made by a Member for clarification of a benefit or product, or request for information with respect to eligibility, where no expression of dissatisfaction, no initial determination, previously made decision, or denial was made. Where the Plan is unable to distinguish between a Grievance or an inquiry, it will be considered a Grievance.

(i) ***"Member Warning"*** means the process of initiating involuntary transfers of members to another Primary Care Physician (PCP) or contracting Participating Physician Group (PPG) or the termination of members from a Health Net plan under certain circumstances.

(j) ***"Potential Quality Issue (PQI)"*** means any potential or suspected deviation from expected performance, clinical care or outcome identified by an associate and/or the Plan's Providers and practitioners which cannot be determined or be justified without additional review that has been.

(k) ***"Pre-Service Appeal"*** means a request to change an adverse determination for care or services that the organization must approve in whole or in part, in advance of the Member obtaining care or services.

(l) ***"Post-Service Appeal"*** means a request to change an adverse determination for care or services that the Member has received.

2. RESPONSIBLE PARTY

Process / Function ID	Process/Function Name / Description	Resp. Party		LOB	Region
		Supplier	HN		
AG1.1	Intake Services	X		All	All
AG1.2	Standard Appeals Processing Services			All	All
AG1.2.1	Performing Member and/or Provider Outreach	X			
AG1.2.2	Submitting request for information	X			
AG1.2.3	Completing investigations	X			
AG1.2.4	Performing real time case file updates	X			
AG1.2.5	Making Benefit Determinations (favorable)	X			

Process / Function ID	Process/Function Name / Description	Resp. Party		LOB	Region
		Supplier	HN		
AG1.2.6	Routing Cases for clinical review/determination	X			
AG1.2.7	Clinical Review/Determination		X		
AG1.2.8	Routing recommendations on adverse benefit determinations	X			
AG1.2.9	Adverse Benefit Determinations		X		
AG1.2.10	Sending requiring correspondence	X			
AG1.2.11	Addressing and resolving all concerns	X			
AG1.2.12	Closing Cases	X			
AG1.3	Process Grievances Services			All	All
AG1.3.1	Performing Member and/or Provider Outreach	X			
AG1.3.2	Submitting request for information	X			
AG1.3.3	Completing investigations	X			
AG1.3.4	Performing real time case file updates	X			
AG1.3.5	Making Benefit Determinations (favorable)	X			
AG1.3.6	Routing Cases for clinical review/determination	X			
AG1.3.7	Clinical Review/Determination		X		
AG1.3.8	Routing recommendations on adverse benefit determinations	X			
AG1.3.9	Adverse Benefit Determinations		X		
AG1.3.10	Sending requiring correspondence	X			
AG1.3.11	Addressing and resolving all concerns	X			
AG1.3.12	Closing Cases	X			
AG1.4	Expedited Review Services			All	All
AG1.4.1	Performing Member and/or Provider Outreach	X			
AG1.4.2	Submitting request for information	X			
AG1.4.3	Completing investigations	X			
AG1.4.4	Performing real time case file updates	X			
AG1.4.5	Making Benefit Determinations (favorable)	X			

Process / Function ID	Process/Function Name / Description	Resp. Party		LOB	Region
		Supplier	HN		
AG1.4.6	Routing Cases for clinical review/determination	X			
AG1.4.7	Clinical Review/Determination		X		
AG1.4.8	Routing recommendations on adverse benefit determinations	X			
AG1.4.9	Adverse Benefit Determinations		X		
AG1.4.10	Sending requiring correspondence	X			
AG1.4.11	Addressing and resolving all concerns	X			
AG1.4.12	Closing Cases	X			
AG1.5	Inquiries Services	X		Commercial and Medicare	CA (Comm) All (Medicare); Inquiries for Medicaid, AZ, OR, and WA are handled within the Contact Center tower
AG1.6	Member Warnings Services	X		Commercial and Medicare	CA (Comm) All (Medicare); Member Warnings for Medicaid, AZ, OR, and WA are handled within the Contact Center tower
AG1.7	Potential Quality Issue (PQI) Services			All	All
AG1.7.1	Performing Provider	X			

Process / Function ID	Process/Function Name / Description	Resp. Party		LOB	Region
		Supplier	HN		
	Outreach				
AG1.7.2	Submitting request for information	X			
AG1.7.3	Compiling case	X			
AG1.7.4	Submitting to Clinical for validation	X			
AG1.7.5	Completing investigations	X			
AG1.7.6	Performing real time case file updates	X			
AG1.7.7	Closing Cases	X			
AG1.7.8	Validating Presence of a PQI Issue		X		
AG1.7.9	Performing Peer Review or associated corrective actions		X		
AG1.8	External Review Services	X		Commercial	AZ, OR, and WA, CA
AG1.9	State Fair Hearings Services			Medicaid	AZ and CA
AG1.9.1	Tracking and logging case details	X			
AG1.9.2	Sending all required correspondence	X			
AG1.9.3	Attending the hearing as requested by Health Net	X			
AG1.9.4	Effectuating determination	X			
AG1.9.5	Legal Review		X		
AG1.10	Independent Review Entity (IRE)			Medicare	All
AG1.10.1	Tracking and logging case details	X			
AG1.10.2	Sending all required correspondence	X			
AG1.10.3	Providing support services to Health Net to report to regulators	X			
AG1.10.4	Approving reports and submitting to IRE		X		
AG1.10.5	Performing effectuations	X			
AG1.11	Administrative Law Judge Services			Medicare	All
AG1.11.1	Tracking and logging case details	X			
AG1.11.2	Sending all required correspondence	X			
AG1.11.3	Providing support services to Health Net to report to regulators	X			

Process / Function ID	Process/Function Name / Description	Resp. Party		LOB	Region
		Supplier	HN		
AG1.11.4	Approving reports and submitting to ALJ		X		
AG1.11.5	Performing effectuations	X			
AG1.11.6	Legal Review		X		
AG1.12	Medicare Appeals Council (MAC)			Medicare	All
AG1.12.1	Tracking and logging case details	X			
AG1.12.2	Sending all required correspondence	X			
AG1.12.3	Providing support services to Health Net to report to regulators	X			
AG1.12.4	Approving reports and submitting to MAC		X		
AG1.12.5	Performing effectuations	X			
AG1.12.6	Legal Review		X		
AG1.13	Small Claims Cases Services			All	All
AG1.13.1	Preparing the position statement	X			
AG1.13.2	Tracking and logging case details	X			
AG1.13.3	Working with Health Net's retained legal representation	X			
AG1.13.4	Sending all required correspondence	X			
AG1.13.5	Performing effectuations	X			
AG1.13.6	Attending hearings		X		
AG1.13.7	Legal Review		X		
AG1.14	Investigation Support Services	X		All	All
AG1.15	MHN Provider Disputes Services	X		MHN	All
AG1.15.1	Performing Provider Outreach	X			
AG1.15.2	Submitting request for information	X			
AG1.15.3	Completing investigations	X			
AG1.15.4	Performing real time case file updates	X			
AG1.15.5	Making Benefit Determinations (non-clinical)	X			
AG1.15.6	Routing Cases for clinical review/determination	X			
AG1.15.7	Clinical Review/Determination		X		
AG1.15.8	Sending requiring	X			

Process / Function ID	Process/Function Name / Description	Resp. Party		LOB	Region
		Supplier	HN		
	correspondence				
AG1.15.9	Addressing and resolving all concerns	X			
AG1.15.10	Closing Cases	X			
AG1.16	Oversight of Exempt Grievance Process Services	X		All	All
AG1.17	Administrative Payments Services			All	All
AG1.17.1	Monitoring and Trending	X			
AG1.17.2	Coaching and retraining associates	X			
AG1.17.3	Conducting monthly SOX control audits	X			
AG1.17.4	Approving administrative payments exceeding dollar amount thresholds		X		
AG1.17.5	Creating delegation of authority matrix		X		
AG1.18	SOX Reconciliation Process			All	All
AG1.18.1	Weekly review of cases	X			
AG1.18.2	Researching and tracking findings	X			
AG1.18.3	Monitoring and Trending	X			
AG1.18.4	Coaching and retraining associates	X			
AG1.18.5	Conducting required SOX control audits	X			
AG1.18.6	Reviewing audit results and monitoring performance		X		
AG1.19	Translation Services	X		All	All
AG1.20	Executive Response Unit (ERU)	X		All	All
AG1.21	Audit Support Services	X		All	All
AG1.22	Appeals and Grievances Policy Services	X		All	All

3. APPEALS AND GRIEVANCES SERVICES

3.1 Intake Services

(a) *"Intake Services"* are the Functions associated with performing front end processing of correspondence to determine the correct work stream pursuant to Health Net criteria, including the following activities:

(i) Screening incoming correspondence from all Channels to identify and prioritize all cases that may meet criteria for Expedited Review; and

(ii) Triaging incoming correspondence from all Channels, pursuant to the criteria specified by Health Net, including data capture, classification, documentation, Acknowledgement Letters, case assignment, and misroute processing.

3.2 Standard Appeals Processing Services

"***Standard Appeals Processing Services***" are the Functions associated with processing all of Appeals within the prescribed or required timeframes in adherence to Health Net policies and procedures, regulatory, and/or contractual requirements, including the following activities:

(a) Processing all Pre-Service Appeals and Post-Service Appeals, including the following activities:

(i) Performing Member and/or Provider outreach;

(ii) Submitting request for information;

(iii) Completing investigations as dictated by the circumstances surrounding the case;

(iv) Performing real time case file updates;

(v) Making benefit determinations (favorable);

(vi) Routing cases requiring clinical review/determination to Health Net;

(vii) Clinical Review/Determination;

(viii) Routing recommendations on adverse benefit determinations to Health Net

(ix) Adverse Benefit Determinations;

(x) Sending required correspondence;

(xi) Addressing and resolving all concerns; and

(xii) Closing cases;

3.3 Process Grievances Services

"***Process Grievances Services***" are the Functions associated with processing all Grievances within the prescribed or required timeframes in adherence to Health Net policies and procedure, regulatory, and/or contractual requirements, including the following activities:

(a) Performing Member and/or Provider outreach;

(b) Submitting request for information;

(c) Completing investigations;

(d) Performing real time case file updates;

(e) Performing benefit determinations (favorable);

(f) Routing cases requiring clinical review/determination to Health Net;

(g) Clinical Review/Determination;

(h) Routing recommendations on adverse benefit determinations to Health Net

(i) Adverse Benefit Determinations;

(j) Sending required correspondence;

(k) Addressing and resolving all concerns; and

(l) Closing cases.

3.4 Expedited Review Services

"***Expedited Review Services***" are the Functions associated with resolving all expedited cases within the prescribed or required timeframes in adherence to Health Net policies and procedures, regulatory and/or contractual requirements including the following activities:

(a) Submitting case for front end review;

(b) Performing Member and/or Provider outreach;

(c) Submitting request for information;

(d) Completing investigations;

(e) Performing real time case file updates;

(f) Performing benefit determinations (favorable);

(g) Routing cases requiring clinical review/determination to Health Net;

(h) Clinical Review/Determination;

(i) Routing recommendations on adverse benefit determinations to Health Net

(j) Adverse Benefit Determinations;

(k) Sending required correspondence;

(l) Addressing and resolving all concerns; and

(m) Closing cases.

3.5 Inquiries

"***Inquiries***" are the Functions associated with responding to all written inquiries within the prescribed or required timeframes in adherence to Health Net policies and procedures, regulatory and/or contractual requirements, including the following activities:

(a) Performing Member outreach;

(b) Completing investigation;

(c) Performing real time case file updates;

(d) Sending required correspondence;

(e) Addressing all resolve all actionable items; and

(f) Closing cases.

3.6 Member Warnings Services

"***Member Warnings Services***" are the Functions associated with completing all Member Warning cases within the prescribed or required timeframes in adherence to Health Net policies and procedures, regulatory and/or contractual requirements, including the following activities:

(a) Performing Member and/or Provider outreach;

(b) Assigning warning Levels;

(c) Processing based on assigned Levels;

(d) Completing investigation;

(e) Processing real time case file updates; and

(f) Sending required correspondence.

3.7 Potential Quality Issue (PQI) Services

"Potential Quality Issue Services" are the Functions associated with developing all PQI within the prescribed or required timeframes in adherence to Health Net policies and procedures, regulatory and/or contractual requirements, including the following activities:

(a) Performing Provider outreach;

(b) Submitting request for information;

(c) Compiling case;

(d) Submitting to Clinical for validation;

(e) Completing investigations;

(f) Performing real time case file updates;

(g) Closing cases;

(h) Validating presence of a Potential Quality Issue; and

(i) Performing Peer Review or associated corrective Actions.

3.8 External Review Services

"***External Review Services***" are the Functions associated with review of an adverse determination conducted pursuant to an applicable state external review process by an independent review organization, including the following activities:

(a) Tracking and logging case details;

(b) Sending all required correspondence;

(c) Providing support services to Health Net to report to regulators, as required;

(d) Performing effectuations on all cases where the external review entity overturns Health Net's decision; and

(e) For California External Review Services, working with Regulatory Affairs to provide support for all cases and ad hoc requests as necessary.

3.9 State Fair Hearings Services

"***State Fair Hearings Services***" are the Functions associated with review of an adverse determination by an Administrative Law Judge, including the following activities:

(a) Tracking and logging case details;

(b) Sending all required correspondence;

(c) Attending the hearing as requested by Health Net;

(d) Effectuating the determination on all cases where the administrative law judge overturns Health Net's decision; and

(e) Performing legal review.

3.10 Independent Review Entity (IRE) (Maximus) Services

"***Independent Review Entity (IRE) (Maximus) Services***" are the Functions associated with a review of an adverse determination conducted pursuant to an applicable state external review process by an independent review organization, including the following activities:

(a) Tracking and logging case details;

(b) Sending all required correspondence;

(c) Providing support services to Health Net to report to regulators, as required;

(d) Approving reports and submitting to IRE, if applicable; and

(e) Performing effectuations on all cases where the IRE overturns Health Net's decision.

3.11 Administrative Law Judge (ALJ) Services

"***Administrative Law Judge Services***" are the Functions associated with processing a review of an adverse determination conducted pursuant to CMS regulations, including the following activities:

(a) Tracking and logging case details;

(b) Sending all required correspondence;

(c) Providing support services to Health Net to report to regulators, as required;

(d) Approving reports and submissions to the ALJ, if applicable;

(e) Performing effectuations on all cases where the administrative law judge overturns Health Net's decision; and

(f) Performing legal review.

3.12 Medicare Appeals Council (MAC) Services

"***Medicare Appeals Council (MAC) Services***" are the Functions associated with a review of an adverse determination conducted pursuant to CMS regulations, including the following activities:

(a) Tracking and logging case details;

(b) Sending all required correspondence;

(c) Providing support services to Health Net to report to regulators, as required;

(d) Approving reports and submissions to the MAC, if applicable;

(e) Performing effectuations on all cases where the MAC overturns Health Net's decision; and

(f) Performing legal review.

3.13 Small Claims Cases Services

"***Small Claims Cases Services***" are the Functions associated with responding to small claims filed against Health Net in a court of law, including the following activities:

(a) Preparing the position statement;

(b) Tracking and logging case details;

(c) Working with Health Net's retained legal representation, as necessary;

(d) Sending all required correspondence;

(e) Performing effectuations on all cases where the court overturns Health Net's decision;

(f) Attending hearings; and

(g) Performing legal review.

3.14 Investigation Support Services

"***Investigation Support Services***" are the Functions associated with providing support services in the investigation of complaints, concerns, audit, and oversight activity from regulators and other entities (e.g., CMS, CTMs, HICS, ERU, SIU, Privacy Office, OID, ADOI, DMHC, DHCS, OIC, WIC, NCQA, URAC, Attorney General, Congressional and Legislative Complaints Cal Viva, Cal Optima, etc.), including the following activities:

(a) Preparing case files;

(b) Researching and responding to concerns; and

(c) Performing Member and/or Provider outreach.

3.15 MHN Provider Disputes Services

"***MHN Provider Dispute Services***" are the Functions associated with processing all cases within the prescribed or required timeframes in adherence to Health Net policies and procedures, regulatory and/or contractual requirements, including the following activities:

(a) Provider outreach;

(b) Submitting request for information;

(c) Complete investigation;

(d) Real time case file updates;

(e) Benefit determinations (non-clinical);

(f) Routing cases requiring clinical review/determination to Health Net;

(g) Clinical Review/Determination;

(h) Sending required correspondence;

(i) Address and resolve all concerns; and

(j) Case closure.

3.16 Oversight of Exempt Grievance Process Services

"***Oversight of Exempt Grievance Process Services***" are the Functions associated with maintaining management level oversight for the Contact Center Exempt and Oral Grievance Services, including the following activities:

(a) Facilitating and keeping a record of monthly review meetings;

(b) Reviewing and approving Contact Center Policies related to Appeals and Grievances; and

(c) Providing feedback to Contact Center management related to areas for improvement.

3.17 Administrative Payments Services

"***Administrative Payments Services***" are the Functions associated with performing administrative payments in accordance with the regulatory, SOX requirements and Health Net policies and procedures, including the following activities:

(a) Monitoring and trending administrative payments to identify areas of opportunity;

(b) Coaching and retraining associates as necessary to drive down administrative payment volumes;

(c) Conducting monthly SOX control audits;

(d) Approving administrative payments exceeding dollar amount thresholds; and

(e) Creating a delegation of authority matrix that includes retained authority at Health net for Administrative Payment approvals based on certain dollar amount thresholds.

3.18 SOX Reconciliation Processes

"SOX Reconciliation Process" are the Functions associated with performing reconciliation activities in accordance with the regulatory, SOX requirements and Health Net policies and procedures, including the following activities:

(a) Performing at a minimum a weekly review of cases on the exceptions reports;

(b) Researching and tracking findings;

(c) Monitoring and trending performance against SOX standards;

(d) Coaching and retraining associates as necessary;

(e) Conducting required SOX control audits; and

(f) Reviewing audit results and monitoring performance.

3.19 A&G Translation Services

"***A&G Translation Services***" are those Functions associated with interfacing with Health Net's translation vendor to have all communications translated in accordance with regulatory, contractual and/or Health Net policies and procedures, including the following activities:

(a) Coordinating with Health Net's translation vendor to have documentation (e.g. member correspondence and provider records) translated; and

(b) Coordinating with Health Net's translation vendor to have language assistance provided to non-English speaking members as needed during member contact.

3.20 Executive Response Unit (ERU)

"***Executive Response Unit" or "ERU***" are the Functions associated with resolving complaints and inquiries received by the Health Net Executive Team via social media, phone, and email Channels as identified in the Policy and Procedure document including researching and resolving Better Business Bureau inquiries and internal Compliance inquiries. This Service is Offshore-restricted and must be performed Onshore.

3.21 Audit Support Services

"***Audit Support Services***" means those Functions associated with providing support for Audits of the applicable line of business or a component of it, whether conducted by (or on behalf of) Health Net itself or a Health Net Regulator or customer (e.g., a large Employer Group), including the following:

(a) Providing data and reports requested by the Auditors;

(b) Providing subject matter expertise and otherwise supporting the conduct of the Audit as requested by the Auditors;

(c) Assisting in the development and implementation of corrective action plans in response to Audit findings identifying weaknesses or deficiencies in the Audited Function; and

(d) Supporting Health Net communications with regulators.

3.22 Appeals and Grievances Policy Services

"***Appeals and Grievances Policy Services***" means those Functions associated with the development and implementation of "***Health Net Appeals and Grievances Policies,***" which are the Health Net Policies as defined in Schedule P (*Health Net Policies*) governing or pertaining to the Appeals and Grievances Services, more specifically, the conduct of Health Net's Appeals and Grievances Services.

Below are some examples of selected Appeals and Grievances Policy Development Services Functions, which include descriptions of the manner in which such Functions are currently performed by Health Net. The examples are illustrative only:

(a) Generally, provide operational subject matter expertise with respect to Health Net Appeals and Grievances Policies;

(b) As requested, participate in meetings with Health Net and Supplier stakeholders having responsibility for the development, implementation, monitoring and enforcement of Health Net Appeals and Grievances Policies;

(c) In response to changes in Laws, regulations, guidelines, policies, contracts or requests from Health Net's Enterprise Process Change Organization ("***EPCO***") or from Health Net's or Supplier's Compliance organization:

  (i) Participate in Health Net EPCO Steering Committee meetings to review new legal and regulatory changes and assessment of business impact;

(ii) Participate in Health Net EPCO regulatory implementation Change Teams;

(iii) Project manage the operational implementation and/or affected system changes of legal and regulatory changes that affect Appeals and Grievances Services and participate in operational implementation and/or affected system changes of legal and regulatory changes that span multiple functions/departments, including tracking the progress of Deliverables and communicating status to Health Net's EPCO and/or Compliance organization; and

(iv) Based on the aforementioned meetings and guidance from the EPCO, prepare initial drafts of revised or new Health Net Appeals and Grievances Policies and submit them to the relevant Health Net and Supplier stakeholders for review, comment and approval;

(d) Prepare updated versions of Health Net Appeals and Grievances Policies to address input provided by relevant Health Net and Supplier stakeholder groups;

(e) Provide communications and training to Supplier personnel regarding revised and new Health Net Appeals and Grievances Policies and access to Health Net personnel to such communications and training; and

(f) Implement Heath Net-approved Health Net Appeals and Grievances Policies by Supplier Personnel involved in the performance of the Appeals and Grievances Services.

EXHIBIT A-1
APPEALS AND GRIEVANCES
SOLUTION DESCRIPTION

EXHIBIT A-1

APPEALS AND GRIEVANCES SOLUTION DESCRIPTION

TABLE OF CONTENTS

EXHIBIT A-1
APPEALS AND GRIEVANCES
SOLUTION DESCRIPTION

1. INTRODUCTION

This document is the Solution Description for Statement of Work #6 (*Appeals and Grievances*) Services (this "***Statement of Work***"). Whereas Exhibit A (*Appeals and Grievances Services*) describes **which** Functions Supplier is responsible for performing under this Statement of Work, this Exhibit A-1 (*Appeals and Grievances Solution Description*) describes the **means by which** and the **manner in which** Supplier will perform those Functions. This document contains an overview of Supplier's service delivery architecture, a depiction of which is – displayed on a global map containing the geographic configuration and delivery architecture of Supplier's Solution (as it will exist at the completion of Phase 2, identifying all Service Delivery Centers of Supplier (and its Affiliates and other Subcontractors) that will be utilized in performing and delivering the Services (including the back-up and failover locations for each) and how these components will be interconnected to each other and to Health Net's IT Environment. It also provides additional descriptive information about each of the principal components of Supplier's Solution.

This Exhibit A-1 (*Appeals and Grievances Solution Description*) includes the following attachments, which are incorporated herein by reference:

Exhibit A-1.1 Approved Service Delivery Centers

Exhibit A-1.2 Service Delivery Configuration at the Completion of Phase 2

2. DEFINITIONS AND INTERPRETATION

2.1 Defined Terms

The following terms, when used in this Statement of Work, will have the meanings set forth below unless otherwise specifically defined in the body of this document. Additionally any capitalized term used but not defined in this Exhibit A-1 (*Appeals and Grievances Solution Description*) will have the meaning indicated in Schedule W (*Glossary*).

Defined Term	Meaning
"***Solution***"	A collective term referring to the **means** by which and **manner** in which Supplier will perform and deliver the Services under this Statement of Work.

3. SOLUTION OVERVIEW

3.1 High-level Service Delivery Architecture and Configuration

This section provides an overview of the geographical and physical configuration of Supplier's Solution for the Services under this Statement of Work. Exhibit A-1.1 (*Approved Service*

Delivery Centers) provides additional information about each of the Service Delivery Centers Supplier will use to provide the Services under this Statement of Work, including both the primary Service Delivery Centers and the back-up / failover locations that Supplier will activate and use to provide the Services if operations at any primary Service Delivery Center are disrupted or disabled.


Intra Country BCP
Woodland Hills, CA
Phoenix, AZ
Intra Country BCP
A&G Offshore Delivery Location 1 Manila, Philippines
A&G Offshore Delivery Location 2 Cebu, Philippines
A&G Tower Onshore : Offshore Ratio
100% : 0%
25% : 75%
Transition Timeline
Rebadging March 2015
Wave 1 Jan 2016
Wave 2 Oct 2016
A&G Processes Transitioned offshore
Appeals, Grievances, Benefit Determination (Commercial, Medicare, SHP, MHN, Medicaid)
Current India Operations to Philippines Transition (AZ and OR/WA Appeals & Grievances)

Figure 1

**Dates represent end date of each transition wave.*

Supplier's Solution will be implemented in 2 waves as depicted in Figure 1 above with some of the work moving to the Offshore locations of Manila and Cebu in Philippines, and the Tempe work would move to Supplier's Phoenix AZ location.

3.2 Service Delivery Model

This section provides an overview of the commercial delivery model that the Supplier will utilize to provide the Services under this Statement of Work. As described in Exhibit H (*Appeals and Grievances Subcontractors*), Supplier will not use any Supplier Affiliates or Subcontractors to perform the Services under this Statement of Work.

3.3 Business-Process-as-a-Service

The Services to be provided under this Statement of Work will be provided under a 'Business-Process-as-a-Service' delivery model - i.e., as a fully integrated vertical service in which Supplier is responsible for providing all the associated resource / service layers (facilities, IT infrastructure, tools, application software, labor, infrastructure and applications operations and support, and performance of the associated business processes); and Health Net is purchasing 'business outcomes' (e.g., fully resolved grievance or appeal). Supplier will be responsible for

performing the Appeals and Grievances Services set forth in Exhibit A (*Appeals and Grievances Services*).

4. CHANGES TO SUPPLIER'S SOLUTION

As a general principle, Supplier has both the right and the obligation to perform the Services to be provided by it under this Statement of Work in the manner described in this Exhibit A-1 (Appeals and Grievances Solution). That said, Supplier is charged with responsibility for the adequacy of its Solution, which is to say that if the Supplier's Solution, as described in this Exhibit A-1 (Appeals and Grievances Solution), should prove inadequate at any point during the Statement of Work Term for Supplier to perform and deliver the Services in accordance with the obligations of the Agreement (including this Statement of Work), then Supplier is responsible for making such changes to its Solution as are necessary to enable Supplier to perform and deliver the Services in accordance with such obligations. All such changes are to be made in accordance with Schedule H (Change Control Process) of the Agreement, as applicable according to its terms; provided, however, that Supplier is responsible for making such changes at its own cost and expense except in those cases (if any) in which the Agreement expressly provides that Health Net has Financial Responsibility for them.

5. SOLUTION DESCRIPTION

Supplier's solution is built on the following foundational aspects:

Delivery Solution:

- **Quality Focus** – Supplier's primary focus will be to maintain seamless continuity of Services while ensuring regulatory and contractual compliance requirements. For all processes migrated Offshore, the focus will be on ensuring adherence to compliance and quality.

- **Support ratio** – To enable focused monitoring and feedback, Supplier's delivery model provides Personnel to Supervisor and QA ratio Onshore and Offshore as described in Section 7.4 of this exhibit.

- **Continuous Improvement** – Supplier will appoint dedicated Six Sigma resources during the Term of the contract to identify sustainable improvement opportunities. The typical ratio will be 1 Six Sigma resource for every 150 Supplier Personnel FTEs.

Knowledge Retention:

- **Domain Experts** – Supplier will invest in staff (existing and hired) with previous Healthcare experience for key functions including Operations, Transition, Training, Quality and Compliance.

- **Health Net Training Academy** –Supplier's dedicated Health Net Training Academy will be tasked with the mandate of building a Knowledge repository during Phase 2. During phase 3, the Training Academy will be involved in maintaining the Knowledge repository, updating training and process documentation, providing training to new hire Supplier personnel and providing higher level training to experienced resources for Appeals and Grievances Operations. Supplier will periodically conduct training to keep Supplier personnel up-to date on regulatory, process and system changes. Supplier will provide ongoing/refresher training

as per the updates received from Health Net and will conduct assessments to ensure that there are no knowledge gaps. Refresher training will be conducted based on Quality audit scores for Supplier Personnel.

Solution Location:

- Supplier will deliver Appeals and Grievances from Service Delivery Centers in the US and Philippines. Exhibit A-1.1 (*Approved Service Delivery Centers*) describes the On-shore, near-shore and Offshore Service Delivery Centers that Supplier will use to deliver the A&G Services.

6. SCOPE OF SERVICES

In addition to the Appeals and Grievances services described in Exhibit A (*Appeals and Grievances Services*);

1. Supplier will research, respond, track and report privacy related incidents
2. Supplier will also train and educate the team on HIPAA Privacy and Security
3. Supplier's Appeals and Grievances operations team will provide necessary information to sales team
4. For RFP support, Supplier Appeals and Grievances operations team will provide opinion and operational data points
5. Supplier will provide necessary operational information for new vendor on-boarding and existing vendor renewals. Health Net will be responsible for vendor negotiations and contract execution.

Supplier Personnel for A&G Services will be dedicated only to Appeals and Grievances Operations.

7. OPERATING MODEL

The operating model for Appeals and Grievances operations defines the service delivery blue print and key aspects of service delivery. The operating model also describes how the A&G Services will be delivered for each functional process area in a scalable global environment.

Supplier will maintain twenty-two (22) FTEs Onshore to satisfy the requirements set forth in Schedule Y (*Offshore Restrictions and Prohibitions*). Any other resources staffed Onshore will be due to a lack of skill availability at the Supplier's Offshore Service Delivery Centers.

7.1 Resource Mix

Supplier will leverage its global operating model to deliver the A&G Services.

Supplier has considered the following criteria to define its Onshore/Offshore strategy:

- Regulatory requirements

- Availability of skills at Offshore locations
- Health Net Offshore restrictions
- Consideration for work load to resource ratio
- HR constraints (i.e. PTO, illness, injury, etc.)

Processes requiring voice support will be delivered out of US and Philippines. Roles identified to move offshore (Supervisors/coordinators/sr. coordinators) will continue to be responsible for current tasks and activities being performed onshore.

The Onshore/Offshore resource mix for A&G Services is listed below in Table 1.

Sub Function	Resource Mix Estimate* Final State		
	Onshore %	Offshore %	Delivery Location
Appeals and Grievances Management Team *(VP)*	100%	0%	R
Director	100%	0%	W
Program Manager	100%	0%	W
Senior Coordinator	0%	100%	M, Cb
Analyst	0%	100%	M, Cb
Admin III	0%	100%	M, Cb
Manager – Appeals	0%	100%	M, Cb
Business Analyst	0%	100%	M, Cb
Supervisor A	0%	100%	M, Cb
HMO Appeals, PPO Appeals, Benefit Determinations, Dental Appeals (Commercial)	0%	100%	M, Cb
Supervisor B	100%	0%	W, P
AZ Medicare Grievances, Medicaid Appeals and Grievances	33%	67%	W, P, M, Cb
Supervisor C	0%	100%	M, Cb
Intake (Screen and Triage), Audit, Final Letter Review, Admins Inquiry, Member	0%	100%	M, Cb

Warnings			
Associate	0%	100%	M, Cb
Associate – Remote	0%	100%	M, Cb
Supervisor D	0%	100%	M, Cb
Maximus, ALJ, MAC, Medicare Appeals, Cal Medi Connect Appeals Dental Appeals (Medicare)	8%	92%	W, P, M, Cb
Supervisor E	0%	100%	M, Cb
Benefit Determination EXR Appeals & Grievances (all)	0%	100%	M, Cb
Manager – Grievances	100%	0%	W, P
Business Analyst	100%	0%	W, P
PQI	100%	0%	W, P
Supervisor F	100%	0%	W, P
State Fair Hearings	100%	0%	W, P
Supervisor G	0%	100%	M, Cb
HMO and PPO Standard and EXR Grievance, Dental Grievances (Commercial)	0%	100%	M, Cb
Supervisor H	0%	100%	M, Cb
Medicare Grievance, Dental Grievances (Medicare)	0%	100%	M, Cb
Supervisor I	0%	100%	M, Cb
SHP Appeals and Grievances, Cal Medi Connect Grievances, Dental Appeals and Grievances (SHP)	0%	100%	M, Cb
Supervisor J	100%	0%	R
CTM (Retained Organization)	100%	0%	R

HICS (Retained Organization)	100%	0%	W
Supervisor K	0%	100%	M, Cb
MHN for MHN Business, Member and Provider Appeals	0%	100%	M, Cb
Supervisor L	100%	0%	W
Executive Response Unit	100%	0%	W

Table 1

Legends	
Locations	**Code**
Woodland Hills (US)	W
Rancho Cordova (US)	R
Tempe (US)	Te
San Rafael (US)	S
Telecommuting (US)	T
Manila (Philippines)	M
Cebu (Philippines)	Cb
Phoenix (US)	P

Key Note:

- *The above percentages are approximate estimates at this point
- The above plan will be finalized during the Process Assessment Phase as described in the Transition Manual, with agreement between Health Net and Supplier.
- The estimated end state is expected by March 2017
- As shared in Section 6 above, only those roles mandated by Health Net or where skills are not available offshore, will be onshore
- As shown in Table 1, while a process can span across 4 locations there will be no role within a process which will span across more than 2 locations
- Support for the AZ and OR/WA Appeals & Grievances processes (as currently provided under the existing agreement between Supplier and Health Net) from Supplier's delivery center in Chennai, India. Changes to the current solution will be documented through the Change Management process

7.2 Location

Supplier will deliver Appeals and Grievances Services from the US and Philippines. Exhibit A-1.1 (*Approved Service Delivery Centers*) has details of the proposed locations. The delivery location strategy has been carefully planned considering multiple criteria as follows:

- Health Net mandated onshore staffing
- Availability of talent pool
- Skill requirements
- Regulatory limitations
- Business continuity

Sub Function	Delivery Location	
	US	Philippines
Appeals and Grievances Management Team *(VP)*	**US**	
Director		
Program Manager	US	
Senior Coordinator	US	
Analyst	US	
Admin III	US	
Manager – Appeals		
Business Analyst	US	
Supervisor A		
HMO Appeals, PPO Appeals, Benefit Determinations, Dental Appeals (Commercial)	US	Manila
Supervisor B		
AZ Medicare Grievances, Medicaid Appeals and Grievances	US	
Supervisor C		
Intake (Screen and Triage), Audit, Final Letter Review, Admins Inquiry, Member Warnings	US	Manila
Associate	US	
Associate – Remote	US	
Supervisor D		
Maximus, ALJ, MAC, Medicare Appeals, Cal Medi Connect Appeals Dental Appeals (Medicare)	US	Manila
Supervisor E		

Benefit Determination EXR Appeals & Grievances (all)	US	Manila
Manager – Grievances		
Business Analyst	US	
PQI	US	
Supervisor F		
State Fair Hearings	US	
Supervisor G		
HMO and PPO Standard and EXR Grievance, Dental Grievances (Commercial)	US	Manila
Supervisor H		
Medicare Grievance, Dental Grievances (Medicare)	US	Manila
Supervisor I		
SHP Appeals and Grievances, Cal Medi Connect Grievances, Dental Appeals and Grievances (SHP)	US	
Supervisor K		
MHN for MHN Business, Member and Provider Appeals	US	Manila
Supervisor L		
Executive Response Unit	US	

Table 2

During Phase 2, resources working on AZ Medicare Grievances will continue to be based out of Tempe, AZ. Post Phase 2, Supplier will evaluate the operating model and will have the right to relocate resources to its other onsite US locations including Woodland Hills and Phoenix.

The below Figure 2 illustrates how teams across locations in US and Philippines, will typically interact on an ongoing basis to ensure effective planning, monitoring and tracking of Appeals and Grievance processes, activities and requirements

1. Forecasting – Identifying the number of transactions, volumes and activities that would need to be transacted and processed in coming months
2. Capacity Planning- Ensure staffing in place can manage the forecasted volumes
3. Monitor Productivity- An ongoing daily, weekly, monthly exercise to track, analyze and report on productivity trends
4. Reallocation based on productivity – An ongoing exercise to track and shift work, based on transaction and volumes, within teams and individuals to ensure desired productivity
5. Monitor Quality and SLAs - An ongoing daily, weekly, monthly exercise to track, analyze and report on quality and Service Levels

Figure 2

The organization structure has been functionally designed in a manner that facilitates effective operations across locations. The model ensures that workflow is effective in real time facilitating tactical monitoring.

Figure 3

7.3 Operating Hours

Supplier will at minimum replicate the operating hours adhered to by Health Net's Appeals and Grievances organization as of the Effective Date, as set forth in the table below. Supplier acknowledges and agrees that performance of the Appeals and Grievances Services will regularly require Supplier Personnel to perform additional/overtime work outside regular operating hours, and that such additional/overtime work is within the scope of the Appeals and Grievances Services.

Supplier will extend its hours of operations (for example, through overtime, weekend and holiday work) from time to time as needed to meet regulatory requirements, Compliance and Service Level metrics and other requirements of the Agreement. Supplier's work during such extended hours of operations is within the scope of the Appeals and Grievances Services.

Within the regular Hours of Operations listed below, Supplier will have staff work according to defined shift schedules. However, Supplier will make reasonable efforts to permit Supplier staff to work flexible shift times when that can be done without jeopardizing Supplier's ability to meet regulatory requirements, Compliance and Service Level metrics and other requirements of the Agreement.

The operating hours for the A&G Services are given below.

Sub Function	Hours of Operations (PST)
Director	
Program Manager	06:00 am to 08:00 pm
Senior Coordinator	06:00 am to 08:00 pm
Analyst	06:00 am to 08:00 pm
Admin III	06:00 am to 08:00 pm

Manager – Appeals	06:00 am to 08:00 pm
Business Analyst	06:00 am to 08:00 pm
Supervisor A	06:00 am to 08:00 pm
HMO Appeals, PPO Appeals, Benefit Determinations, Dental Appeals (Commercial)	06:00 am to 08:00 pm
Supervisor B	06:00 am to 08:00 pm
AZ Medicare Grievances, Medicaid Appeals and Grievances	06:00 am to 08:00 pm
Supervisor C	06:00 am to 08:00 pm
Intake (Screen and Triage), Audit, Final Letter Review, Admins Inquiry, Member Warnings	06:00 am to 08:00 pm
Associate	06:00 am to 08:00 pm
Associate – Remote	06:00 am to 08:00 pm
Supervisor D	06:00 am to 08:00 pm
Maximus, ALJ, MAC, Medicare Appeals, Cal Medi Connect Appeals Dental Appeals (Medicare)	06:00 am to 08:00 pm
Supervisor E	06:00 am to 08:00 pm
Benefit Determination EXR Appeals & Grievances (all)	06:00 am to 08:00 pm
Manager – Grievances	06:00 am to 08:00 pm
Business Analyst	06:00 am to 08:00 pm
PQI	06:00 am to 08:00 pm
Supervisor F	06:00 am to 08:00 pm
State Fair Hearings	06:00 am to 08:00 pm
Supervisor G	06:00 am to 08:00 pm
HMO and PPO Standard and EXR Grievance, Dental Grievances (Commercial)	06:00 am to 08:00 pm
Supervisor H	06:00 am to 08:00 pm
Medicare Grievance, Dental Grievances (Medicare)	06:00 am to 08:00 pm
Supervisor I	06:00 am to 08:00 pm
SHP Appeals and Grievances, Cal Medi Connect Grievances, Dental Appeals and Grievances (SHP)	06:00 am to 08:00 pm
Supervisor K	06:00 am to 08:00 pm
MHN for MHN Business, Member and Provider Appeals	06:00 am to 08:00 pm
Supervisor L	06:00 am to 08:00 pm
Executive Response Unit	06:00 am to 08:00 pm

Table 3

7.4 Operations

Supplier approach to managing operations is as follows:

- **Operational Focus**: Team huddles, floor walks, daily performance reviews, daily associate communication plan and customer calibration sessions.

- **Performance Management**: Measure and manage associate performance through data and service dashboards

- **Span of Control**: Supplier will provide for the following span of control:

  - Operations Lead 1:500

  - Manager 1:50

  - Supervisor 1:15

  - Quality Auditor 1:15

  - Trainer 1:20 (during training)

  - Team Lead 1:15

  - Six Sigma & Process Excellence 1:150

- **Health Net Training Academy**: Supplier will establish a dedicated Health Net Training academy for the management of training content and delivery of training programs. The Appeals and Grievances management function of the training academy will maintain a "Knowledge Management Portal" for management and easy access to training content, desktop procedure and P&Ps. The Health Net Training Academy will work closely with the Training operations and facilitate necessary training. Training material will be continuously updated based on system updates and process updates.

- **Team Huddle**: Supplier's team leads will conduct daily team meetings for individual processes to share any critical updates, provide feedback and communicate lessons learned, and plan for the day.

- **Quality**: Supplier will implement Health Net mandated specific quality and compliance programs in its delivery model for managing and achieving Service Levels. Supplier will analyze audit findings to determine root causes and will deploy corrective and preventive solutions to improve quality. In the daily team meetings, prevalent trends in errors, root causes and preventive actions will be discussed and implemented.

- **Continuous Improvement**: Supplier will have a dedicated Process Excellence (PEX) team consisting of Six Sigma resources for Health Net Appeals and Grievances functions to optimize performance and handoffs in Health Net Appeals and Grievances processes while continuously improving standardization.

- **Rewards and Recognition**: Supplier will recognize the efforts of its best performers using stack ranking and will reward them through a structured reward and recognition program that aligns with quality and productivity objectives. The Rewards and Recognition will be applicable for both Onshore and Offshore teams. The specific criteria for the awards will be

decided by the Operations Leads depending on the specific behavior and/or results to be achieved.

7.5 Resource Profile

Supplier has a very well defined methodology for the recruitment and selection of candidates. Supplier will work closely with Health Net to establish job descriptions at various levels and functions. Based on these job descriptions, Supplier will select candidates with the proper qualifications and experience in order to ensure a "best-fit" for Health Net.

The table below is an illustration of indicative requirements for Offshore staffing and the minimum qualifications that must be met to be selected for the Appeals and Grievances Services.

Appeals Coordinator	
Qualification & Experience	Selection Process
• Graduates with one to two (1-2) years with Healthcare experience • Excellent written and verbal communication skills • Knowledge of healthcare basics • Familiar with one or more contact center applications • Contact Center and/or A&G experience preferred • Letter writing experience required • Familiar with multiple Healthcare LOBs	• Aptitude Test • HR Interview • Written test of customer service basics • Domain / Operations Interview • Technical interview on customer grievance resolution concepts • Education and Professional background check

Table 4

Appeals Senior Coordinator	
Qualification & Experience	Selection Process
• Graduates with three to four (3-4) years with Healthcare grievance contact center experience • Excellent written and verbal communication skills. • Knowledge of healthcare basics • Familiar with one or more contact center and A&G applications • Contact Center / Claims experience preferred • Letter writing experience required • Familiar with multiple Healthcare LOBs	• Aptitude Test • HR Interview • Written test of customer service basics • Domain / Operations Interview • Technical interview on customer grievance resolution concepts • Education and Professional background check

Table 5

Grievance Coordinator	
Qualification & Experience	Selection Process

• Graduates with two to three (2-3) years with Healthcare experience • Excellent written and verbal communication skills • Good analytical skills • Knowledge of healthcare basics • Familiar with one or more contact center applications • Contact Center and/or A&G experience preferred • Letter writing experience required • Familiar with multiple Healthcare LOBs	• Aptitude Test • HR Interview • Written test of customer service basics • Domain / Operations Interview • Technical interview on customer grievance resolution concepts • Education and Professional Background Check

Table 6

Grievance Senior Coordinator	
Qualification & Experience	Selection Process
• Graduates with three to four (3-4) years with Healthcare grievance contact center experience • Excellent written and verbal communication skills. • Knowledge of healthcare basics • Familiar with one or more contact center and A&G applications • Contact Center / Claims experience preferred • Letter writing experience required • Familiar with multiple Healthcare LOBs	• Aptitude Test • HR Interview • Written test of customer service basics • Domain / Operations Interview • Technical interview on customer grievance resolution concepts • Education and Professional background check

Table 7

Supervisor	
Qualification & Experience	Selection Process
• Graduate with four to five (4 to 5) years' experience in Healthcare Industry specifically in respective in-scope process • Excellent written and verbal communication skills. • Knowledge of healthcare basics • Familiar with one or more contact center and A&G applications • A&G and Contact Center experience preferred • Letter writing experience required • Two (2) years of Supervisory experience leading teams of at least 30-40 associates	• HR Interview for Cultural fitment • Communication Skills Screening • Domain/ Operations Interview • Education and Professional Background Check.

• Leadership and Communication skills	

Table 8

Auditors	
Qualification & Experience	Selection Process
• Graduates with three to five (3-5) years' experience in Healthcare process auditors • Six Sigma/Lean exposure of at least two (2) years • Excellent written and verbal communication skills. • Letter writing experience required • Knowledge of healthcare basics • Familiar with one or more contact center and A&G applications • A&G experience required • Contact Center experience preferred	• HR Interview for Cultural fitment • Communication Skills Screening • Domain/ Operations Interview • Education and Professional Background Check.

Table 9

Team Manager	
Qualification & Experience	Selection Process
• Graduate/Post Graduate with 5+ years' experience in Healthcare Claims / Enrollment / Appeals and Grievances / Credentialing/ Benefits configuration/ Provider Calls/ Provider Data Management Process • Excellent Communication and Leadership skills • Three to four (3-4) years' experience leading large teams • Excellent written and verbal communication skills. • Knowledge of healthcare basics • Familiar with one or more contact center and A&G applications	• HR Interview-screening for roles and responsibility • Technical Interview • Operations Interview • HR/ Operations Leadership screening for leadership ability and cultural fit • Education and Professional Background Check.

Table 10

Delivery Manager	
Qualification & Experience	Selection Process
• MBA with Eight to Ten (8-10) years of experience • Excellent Communication and Leadership skills • Seven to Nine (7-9) years of overall BPO	• Initial screening of profiles by recruitment team • Interview with Business Leader/ HR Manager • Technical/ Communication ability

experience with at least Six (6) years leading a process in a BPO. • Excellent written and verbal communication skills. • Knowledge of healthcare basics • Familiar with one or more contact center and A&G applications	Interview • Screening for leadership ability and cultural fit • Salary Negotiation • Education and Professional Background Verification

Table 11

7.6 Voice Solution

Health Net expects Supplier to deliver voice assisted Member and provider interactions from both Onshore in the US and the Philippines. All Supplier Personnel will be skilled to handle Member and provider interactions. Voice based services will be delivered from Woodland Hills and Phoenix in US and Manila and Cebu in Philippines.

Indicative Processes
Grievances, Expedited Grievances – Member and Provider
Appeals, Expedited Appeals - Member and Provider
Coordination with internal functions like Medical Management, Claims, Membership, Compliance, Legal, Finance, Contact Center
Coordination with carve out service providers

Table 12

7.7 IT Systems

The following systems will be used by Supplier for delivery of Appeals and Grievances Services.

Appeals and Grievance Applications / Platforms
MAGIC
MACESS
CSI
OMNI
PRIME
ABS
QCare
UNITY
PAOS
API
RightFax
A&G Database

Table 13

7.8 Third Party Tools

Supplier will use the following Tools and Services. The contractual relationship for all Supplier Managed Third Parties will continue to remain with Health Net. Supplier will be responsible to manage day to day operational liaison.

Third Party Tools/Service	Tool/Service Provider	Contract Ownership
Scanning/Imaging Services	Xerox/ACS	Health Net
Diagnostic and Point-of-Care services	Alere	Health Net
Short term Temporary Staffing	Kelly Services	Health Net

Table 14

Table 15

7.9 Regulatory On-shore Requirements

Section 7 sets forth the Appeals and Grievances Services roles that Supplier is required to retain Onshore. Supplier will at all times provide the Appeals and Grievances Services in accordance with Schedule Y (*Offshore Prohibitions and Requirements*):

7.10 Service Performance Management

Supplier will provide and implement the quality assurance procedures that are necessary to perform the Appeals and Grievances Services in accordance with the Service Levels, reporting formats and frequency.

Approach

- Supplier will use a statistically valid sample size for auditing

Tools

Supplier will use quality analysis using tools including:

- Pareto Analysis
- Fish Bone Diagram
- Box Plot

7.11 Mailing Correspondence Onshore

Supplier will implement a process to mail 100% of all correspondence from an Onshore address, including correspondence that requires overnight mailing (e.g. case packets to the Independent

Review Entity (IRE)). Supplier will have controls in place to reconcile correspondence sent onshore by Offshore team to correspondence mailed out by onshore team.

7.12 In-Person Filing Requirement

In cases where regulator provisions allow for Members or their representatives to file appeals and grievances in person, Supplier will have a process that allows the ability to file appeals and grievances at an onshore location as applicable.

7.13 Receiving Member and Member Representative Calls

Supplier will have the technology for each coordinator to receive phone calls directly from members and their representatives related to A&G cases. Supplier will look into establishing an 800 toll free / US local number, with voice mail capability for after-hours support, and routing callers to specific coordinators using extensions as a potential solution.

8. KEY ASSUMPTIONS

1. Any work request received directly at Health Net in non-digital format will be batched and sent to the scanning / imaging service provider for conversion into digital format. However for regulatory requirements, Onshore Supplier Personnel will scan the documents in the United States.

2. The Onshore/Offshore mix will be validated during detailed Transition planning as set forth in the Transition Manual.

3. All Services will be provided in English language only.

EXHIBIT A-1.1

APPROVED SERVICE DELIVERY CENTERS

The Service Delivery Centers at (or from) which Supplier is authorized to perform the Services under this Statement of Work are those listed below. Even if Health Net has approved Supplier's use of an Affiliate or other Subcontractor to perform certain aspects of the Services, their performance must be from an approved Service Delivery Center listed in this Exhibit A-1.1 (*Approved Service Delivery Centers*).

Supplier will provide sufficient coverage for the Appeals and Grievances Services by leveraging its global delivery network. A list of holidays across delivery locations will be mutually agreed with Health net to ensure that there is no impact on operations.

Onshore Service Delivery Centers

Primary Location	Type of Facility	Hours of Operation	Functions / Services	Languages Supported	Key Platform / Systems	Back-up / Fail-over Location	Facility Operator	Facility Owner	Date Placed in Service	Multi-client Site (Y/N)?
Phoenix, AZ	Office Building	Refer to Section 7.3	Appeals and Grievances Management	English	Refer to Section 7.7IT Systems	Woodland Hills, CA	Third Party	Third Party	2010	Y
Woodland Hills, CA	Office Building	Refer to Section 7.3	Appeals and Grievances Management	English	Refer to Section 7.7 IT Systems	Phoenix, AZ				Health Net site

Near-shore Service Delivery Centers

Supplier will not use any near-shore Delivery Centers to perform the Appeals and Grievances Services.

Offshore Service Delivery Centers

Primary Location	Type of Facility	Hours of Operation	Functions / Services	Languages Supported	Key Platform / Systems	Back-up / Fail-over Location	Facility Operator	Facility Owner	Date Placed in Service	Multi-client Site (Y/N)?
Manila - McKinley Hills – Science Hub 3	Office Building	Refer to Section 7.3	Appeals and Grievances	English, Spanish	Refer to Section 7.7 IT Systems	Cebu, Philippines	Third Party	Third Party	2013	Y
Cebu - Skyrise 4	Office Building	Refer to Section 7.3	Appeals and Grievances	English, Spanish	Refer to Section 7.7 IT Systems	Manila, Philippines	Third Party	Third Party	2013	Y

EXHIBIT A-1.2

SERVICE DELIVERY CONFIGURATION AT THE COMPLETION OF PHASE 2

Set out below is a description of Supplier's 'To-Be' Solution for the Appeals and Grievances Services as it will be configured at the completion of Phase 2. The tactical To Be solution will be mutually defined during the Transition, below is an illustrative technology environment for Appeals and Grievance operations.



Providers
Members
Employers
Brokers
Telephonic Users
Support Admin
Sales
Customer Service
Pharmacy Users
Health Net .com
TR
MR
IVR
PAOS
Magic
CSI
SALSA
HN CS
MTM
Formulary & Benefits
Workflow
MACESS
Core Business Users
ESB
Core Applications
MC400
ABS
QCare
EDI
EFT
ACS
Trading Partner / Clearing House
Caremark PBM
Pharmacy Business
IST
ValueTech
BRCC
PSA
RFQP
REMS Outreach
PETRS
PCS / PSAS
UNITY
FARE / DTRA
MC400 Capitation
ABS Capitation
Corporate Applications
SAP
Peoplesoft
Reporting Applications
Hyperion
CDW / Claimsphere
Sales
Accounting
WR / NE Fulfillment
Membership Enrollment
Provider Network Management
Medical Mgmt Users
Underwriting
Accounting
Health Net Associates
Exec Management / Reporting Users

Member Appeals Grievances Organizational Chart

Final


Location Key
Rancho Cordova, CA
San Rafael, CA
Woodland Hills, CA
Tempe, AZ
Work From Home
Offshore CTS (India)
Sr Coordinator A&G projects
Program Manager
Director
Covered CA ACA Complaints (no headcount)
Sr Coordinator A&G projects
Analyst TBH
Admin III
Manager A (Appeals)
Business Analyst
Business Analyst
Manager B (Grievances)
PQIs
Supervisor A
Supervisor B
Supervisor C
Supervisor D
Supervisor E
Supervisor F
Supervisor G
Supervisor H
Supervisor I
Supervisor J
Supervisor K
Supervisor L
HMO Appeals PPO Appeals Benefit Determinations Dental Appeals (Commercial)
22 Associates
AZ Medicare Grievances Medicaid Appeals and Grievances
3 Associates
Intake (Screen and Triage) Audit Final Letter Review Admins Inquiry Member Warnings
16 Associates
1 Associate
1 Associate
Maximus, ALJ, MAC Medicare Appeals Cal Medi Connect Appeals Dental Appeals (Medicare)
12 Associates
Benefit Determinations EXR Appeals & Grievances (all)
7 Associates
Congressional State Fair Hearings ADOI, OID, WIC, High Profile Cases
7 Associates
AZ and OR/WA Appeals and Grievances (CTS)
HMO and PPO Standard and EXR Grievance Dental Grievances (Commercial)
14 Associates
Medicare Grievance Dental Grievances (Medicare)
14 Associates
SHP Appeals and Grievances Cal Medi Connect Grievances Dental Appeals and Grievances (SHP)
14 Associates
CTM
6 Associates
HICS
6 Associates
MHN for MHN Business Member and Provider Appeals
8 Associates
Executive Response Unit (ERU)
6 Associates

EXHIBIT A-3

APPEALS AND GRIEVANCES ORGANIZATION CHART

EXHIBIT A-3

APPEALS AND GRIEVANCES ORGANIZATION CHART

This Exhibit A-3 (*Appeals and Grievances Organization Chart*) contains organization charts showing, at a specific recent point in time prior to the Effective Date, the positions (including both filled and currently open positions) that represent the Health Net organizational unit(s) whose Functions are being outsourced to Supplier under this Statement of Work. This document is included as part of this Statement of Work as a supplemental means of depicting the Functions that comprise the Appeals and Grievances Services for which Supplier is assuming responsibility from Health Net under this Statement of Work. It is **not** included for the purpose of establishing any numerical FTE benchmark or baseline for use in determining Supplier's Charges for the Appeals and Grievances Services. Any changes in the organization charts between the Agreement's Effective Date and the BPaaS Services Commencement Date shall not be interpreted to represent a change in the scope of the Appeals and Grievances Services in the absence of Health Net specifically adding or removing Functions from Exhibit A (*Appeals and Grievances Services*) of this Statement of Work.

EXHIBIT B-1
SERVICE LEVEL METRICS
APPEALS AND GRIEVANCES

1. APPEALS AND GRIEVANCES OPERATIONAL LEVELS

All Service Levels are subject to the Service Level Methodology set forth in Schedule B (*Service Levels*) and the applicable provisions of the Agreement and the Exhibits thereto.

Category / Name	Description	Measurement Period	Measurement Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement
Appeals and Grievances-Misrouted Correspondence	Misrouted correspondence is measured by dividing (i) the number of misrouted correspondence re-routed to the appropriate department within 4 hours of Receipt by (ii) the total number of misrouted correspondence received "Receipt" means when the document is scanned and available in the appropriate queue as is the practice as of the Effective Date.	Monthly	Lotus Notes (current), Prime (future)	Baseline consideration of all misrouted correspondence rerouted to the appropriate department within 4 hours of receipt	Y	TBD	C	N
Appeals and Grievances - Total Commercial Appeals Processed Per Thousand	PTMPY Ratio of total # of appeals per 1000 members per year measured as (Total number of appeals)*12*1000/ Membership	Monthly	Macess/Magic, Prime, ODW	< = 15.24	Y	TBD	B	Y

Category / Name	Description	Measurement Period	Measurement Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement
Member Per Year (PTMPY)	Example: (3 cases/2149 members) x1000 x 12 = 16.75							
Appeals and Grievances – Total Commercial Grievances Processed Per Thousand Member Per Year PTMPY	PTMPY Ratio of total # of grievances per 1000 members per year measured as (Total number of grievances)*12*1000/ Membership Example: (3 cases/2149 members) x1000 x 12 = 16.75	Monthly	Macess/Magic , Prime, ODW	< = 8.35	Y	TBD	B	Y
Appeals and Grievances- Cal Medi-Connect Los Angeles County Total A&G Processed Per Thousand Member Per Month	Ratio of total # of appeals and grievances per 1000 members Numerator: (Sum of Medicare LA County A&G cases *1000) / Denominator: Membership Count in LA County Example: (3 cases/2149 members) x1000 = 1.396	Monthly	Prime, ODW	< = 1.59	Y	TBD	C	Y
Appeals and Grievances- Cal Medi-Connect San Diego County Total A&G	Ratio of total # of appeals and grievances per 1000 members Numerator: (Sum of Medicare San Diego County A&G cases	Monthly	Prime, ODW	To be baselined	Y	TBD	C	Y

Category / Name	Description	Measurement Period	Measurement Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement
Processed Per Thousand Member Per Month	*1000) / Denominator: Membership Count in San Diego County Example: (3 cases/2149 members) x1000 = 1.396							
Appeals and Grievances Cal Medi Connect All Counties - Quality of Service Access Grievance Rate per 1000 - Dual Eligible Population	Total number of Grievances regarding access to services per 1,000 members - Dual Eligible population Numerator: (Number of access related Quality of Service grievances resolved * 1000) / Denominator: Membership Count of Duals population Example: (3 cases/2149 members) x1000 = 1.396	Monthly	Prime, ODW	To be baselined	Y	TBD	C	Y
Appeals and Grievances Cal Medi Connect All Counties - Quality of Care Grievance Rate per 1000 - Dual Eligible Population	Total number of Grievances regarding Quality of Care per 1,000 members - Dual Eligible population Numerator: (Number of Quality of care grievances resolved * 1000) / Denominator:	Monthly	Prime, ODW	To be baselined	Y	TBD	C	Y

Category / Name	Description	Measurement Period	Measurement Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement
	Membership Count of Duals population Example: (3 cases/2149 members) x1000 = 1.396							
Appeals and Grievances-Medicare Total A&G Processed Per Thousand Member Per Month (PTMPM)	Ratio of total # of appeals and grievances per 1000 members Total count to A&G cases/ 1000 members Example: (3 cases/2149 members) x1000 = 1.396	Monthly	Macess/Magic, Prime, ODW	< = 3.898	Y	TBD	B	Y
Appeals and Grievances – California Medicaid Total A&G Processed PTMPM (CalViva)	Ratio of total # of appeals and grievances per 1000 members Total count to A&G cases/ 1000 members Example: (3 cases/2149 members) x1000 = 1.396	Monthly	SHP database, Prime, ODW	< = 0.30	Y	TBD	B	Y
Appeals and Grievances – California Medicaid Total A&G Processed PTMPM (Medi-cal)	Ratio of total # of appeals and grievances per 1000 members Total count to A&G cases/ 1000 members Example: (3 cases/2149 members) x1000 = 1.396	Monthly	SHP database, Prime, ODW	< = 0.47	Y	TBD	B	Y
Appeals and Grievances –	Ratio of total # of appeals and grievances per 1000	Monthly	SHP database, Prime, ODW	< = 2.09	Y	TBD	B	Y

Category / Name	Description	Measurement Period	Measurement Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement
California Medicaid Total A&G Processed PTMPM (CalViva SPD)	members Total count to A&G cases/ 1000 members Example: (3 cases/2149 members) x1000 = 1.396 H							
Appeals and Grievances – California Medicaid Total A&G Processed PTMPM (Medic-cal SPD)	Ratio of total # of appeals and grievances per 1000 members Total count to A&G cases/ 1000 members Example: (3 cases/2149 members) x1000 = 1.396	Monthly	SHP database, Prime, ODW	2.527	Y	TBD	B	Y
Appeals and Grievances – Arizona Medicaid Total A&G Processed PTMPM	Ratio of total # of appeals and grievances per 1000 members Total count to A&G cases/ 1000 members Example: (3 cases/2149 members) x1000 = 1.396	Monthly	SHP database, Prime, ODW	To be baselined	Y	TBD	C	Y
Appeals and Grievances Quality Monitoring Average	Quality Monitoring Average measures the quality of coordinator performance Appeals and Grievance including the accuracy of information provided to Health Nets,	Monthly	Conducted and measured by Q&A	All LOBs Quality Monitoring Average >= 97.0%	Y	TBD	A	Y

Category / Name	Description	Measurement Period	Measurement Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement
	adherence to established procedures and appeals and grievance skills, and accuracy of entering data into the system of record following an interaction. Supplier will perform statistically relevant amount of audits per associate per month for all applicable work types. For each monitored interaction Supplier will complete a scorecard as approved by Health Net. Supplier will rate each associates performance using the scorecard in a fair, accurate and consistent manner. Scoring for each interaction will be calculated by dividing (i) the total number of quality attributes passed by the associate, by (ii) the total number of quality attributes measured (0% to 100%).							
Appeals and Grievances Quality - Final Letter	Quality Monitoring Final Letter review measures the quality of coordinator in letter writing including	Monthly	Macess/Magic , Prime, audit database	All LOBs Quality Monitoring Average – to	Y	TBD	C	Y

Category / Name	Description	Measurement Period	Measurement Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement
	the accuracy of information provided in the letter, clear and concise language used, correct template used, accuracy of spelling and grammar, etc. Supplier will review a statistically relevant amount of letters per associate per month for all applicable work types. For each letter reviewed Supplier will complete a scorecard as approved by Health Net. Supplier will rate each associates performance using the scorecard in a fair, accurate and consistent manner. Scoring for each interaction will be calculated by dividing (i) the total number of quality attributes passed by the associate, by (ii) the total number of quality attributes measured (0% to 100%).			be baselined.				
NCQA Internal Quality Audit	NCQA internal quality audit measures the quality of work against NCQA requirements for	Quarterly	Conducted by QA&T	Score 95% or higher	Y	TBD	A	Y

Category / Name	Description	Measurement Period	Measurement Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improvement
	A&G.							
Inquiry Response Timeliness - (Regulatory, Legal, Compliance)	This service level measures the timeliness of responses to inquiries from Regulatory Affairs, Compliance, Legal or any regulatory/compliance area (such as DOI, ADOI, DMHC,Better Business Bureau, Legal, etc.), which shall be calculated in accordance with the following formula: <u>(Total # Inquiry Resp - # Late Inquiry Resp)</u> Total # Inquiry Responses X 100% Where: "***# Late Inquiry Responses***" means the number of responses to inquiries that are not Completed within the specified timeframes.	Monthly	Macess/Magic , Prime,	100% of all inquiries received shall be Completed within the timeline specified within the request or 72 hours (15 days for Better Business Bureau) whichever is shorter.	Y	TBD	C	

EXHIBIT D

KEY SUPPLIER PERSONNEL

Subject to Section 7.4 (Key Supplier Positions) of the Terms and Conditions, the following positions shall be Key Supplier Positions filled by the individuals listed in the table below.

Key Supplier Position	**Initially Approved Individual**
Grievance Manager	TBD
Executive Response Unit Supervisor	TBD
Appeals & Grievances Program Manager	TBD
Supervisor Reporting and Analytics	TBD

EXHIBIT H

SUBCONTRACTORS

1. INTRODUCTION

With reference to Section 7.7 (Subcontracting) of the Terms and Conditions, this Exhibit H (*Subcontractors*) identifies the Subcontractors who are Approved Subcontractors for the purposes of this Statement of Work as of the Effective Date with respect to the Functions of each Subcontractor set forth below.

2. APPROVED SUBCONTRACTORS

Approved Subcontractor	Address	Functions
***		

AMENDED AND RESTATED

MASTER SERVICES AGREEMENT

STATEMENT OF WORK #7 (MEDICAL MANAGEMENT SERVICES)

AMENDED AND RESTATED

MASTER SERVICES AGREEMENT

STATEMENT OF WORK #7 (MEDICAL MANAGEMENT SERVICES)

This Statement of Work #7 (*Medical Management Services*), dated November 21, 2014, but effective as of November 2, 2014 ("the ***SOW Effective Date***"), is made by and between Health Net, Inc., a Delaware corporation with its principal place of business located at 21650 Oxnard Street, Woodland Hills, California 91367 ("***Health Net***"), and Cognizant Healthcare Services, LLC ("***Supplier***"), a Delaware corporation having an office at 500 Frank W. Burr Blvd., Teaneck, New Jersey 07666 (each, a "***Party***" and collectively, the "***Parties***"). This SOW #7 (Medical Management Services) is entered into and shall be governed by the terms of that certain Amended and Restated Master Services Agreement entered into between the Parties dated November 21, 2014 (the "***Agreement***"). This Statement of Work #7 (*Medical Management Services*) replaces and supersedes in all respects the Statement of Work #7 dated November 2, 2014.

1. INTRODUCTION

1.1 Background & Purpose

This SOW #7 (*Medical Management Services*) describes the Medical Management Services Supplier will provide for Health Net, as such Services are defined in Exhibit A (*Medical Management Services*) to this SOW #7 (*Medical Management Services*), and sets forth certain terms and conditions relating to them, including, among other things:

(a) The scope of the Medical Management Services;

(b) The Solution Supplier will use to perform and deliver them;

(c) The Operational Service Levels Supplier will meet in providing them;

(d) The Key Supplier Positions applicable to them; and

(e) The Subcontractors (if any) approved by Health Net to provide certain of them.

1.2 Structure

This SOW #7 (*Medical Management Services*) is comprised of this cover document and the following Exhibits:

Table 1: Exhibits to SOW #7 (*Medical Management Services*)

Item #	Exhibit	Purpose of Exhibit
1	Exhibit A (*Services*)	Describes the scope of the Medical Management Services.

Table 1: Exhibits to SOW #7 (*Medical Management Services*)		
Item #	**Exhibit**	**Purpose of Exhibit**
2	Exhibit A-1 (*Solution Description*)	Describes Supplier's solution for the provision of the Medical Management Services and includes as exhibits: • Exhibit A-1-1 (*Approved Service Delivery Centers*) • Exhibit A-1-2 (*Service Delivery Configuration at the Completion of Phase 2*)
3	Exhibit A-3 (*Organizational Chart*)	Identifies the Health Net roles being transferred to Supplier or displaced by Supplier roles as a result of the execution of this SOW #7 (*Medical Management Services*).
4	Exhibit B-1 (*Operational SLAs*)	Identifies the Operational Service Levels applicable to the Medical Management Services.
5	Exhibit D (*Key Supplier Positions*)	Identifies the Key Supplier Positions applicable to the Medical Management Services.
6	Exhibit H (*Subcontractors*)	Identifies the Subcontractors approved by Health Net to provide certain of the Medical Management Services.

2. DEFINITIONS

Capitalized terms used but not defined in this SOW #7 (*Medical Management Services*) shall have the meanings given them in the Agreement.

3. APPLICABILITY OF THE AGREEMENT

This SOW #7 (*Medical Management Services*) is hereby made a part of, and is subject to and governed by, the Agreement. This SOW #7 (*Medical Management Services*) is one of the Initial Statements of Work executed under the Agreement.

IN WITNESS WHEREOF, Health Net and Supplier have each caused this SOW #7 (*Medical Management Services*) to be signed and delivered by its duly authorized officer, all as of the SOW Effective Date set forth above.

Health Net, Inc.	**Cognizant Healthcare Services, LLC**
By:____________________	By:____________________
Print Name: ________________	Print Name: ________________
Title: __________________	Title: __________________
Date:___________________	Date:___________________

EXHIBIT A
MEDICAL MANAGEMENT SERVICES

1. INTRODUCTION

1.1 General.

(a) In the most general terms, the "***Medical Management Services***" are the Functions performed by the non-clinical intake and production teams consisting of the Prior Authorization unit, Hospital Notification unit, Post Service Review unit and Concurrent Review unit.

(i) Functions performed by the Prior Authorization unit include the intake, evaluation, determination of specific authorizations, as well as routing, and tracking of authorization requests submitted primarily from Providers (participating and non-participating) for all Regions and Lines of Business requested of Health Net.

(ii) Functions performed by the Hospital Notification unit include receipt and processing of Hospital Inpatient Admission requests, including routing correctly to the clinical team as needed and appropriate based on Health Net processing guidelines. Prior to entering the admission, the team will check source systems for information including but not limited to, eligibility, benefits, and financial risk.

(iii) Functions performed by the Post Service Review unit (also known as the Medical Review unit) include intake, evaluation and resolution of claim inquiries as well as updates to authorizations, as well as batching and triaging related requests that require medical review prior to claims adjudication. The Post Service Review unit or Medical Review unit will create and update authorizations as well as route cases to the clinical staff for review as needed and appropriate based on Health Net guidelines. After updating the authorization and resolving the outstanding concern, the unit will report findings back to Claims for processing. This unit will frequently interact with the Customer Contact Center and Claims on authorizations and claim payment questions.

(iv) Functions performed by the Concurrent Review unit include calls to facilities to verify and update the member's inpatient or discharge status. This unit accurately updates the Medical Management system and ensures timely monitoring of admissions for discharge and decision and also provides administrative assistance to the clinical staff with updates to authorizations, phone calls as needed and providing other information and follow up as instructed or required by the clinical team.

(b) Clinical Determinations. All clinical determinations, whether part of Prior Authorization, Hospital Notification, Post Service Review, Concurrent Review or other function, remain the responsibility of Health Net and its retained clinical staff.

(c) The Medical Management Services are more fully described in this Exhibit A (*Medical Management Services*), and include the Cross Functional Services described in Section 3 of Schedule A (*Cross Functional Services*) and the Functions included as part of the Embedded Processes described in Section 4 of Schedule A (*Cross Functional Services*), each as they relate to the Functions included as part of the Medical Management Services. For clarity, this includes Supplier's responsibility to manage all activities performed under Managed Third Party Contracts in accordance with Section 3.8 (*Managed Third Party Contract Services*) of Schedule A (*Cross Functional Services*). Supplier shall perform the Medical Management Services, except for those Functions that are expressly identified as retained Health Net responsibilities in Section 2 below. For purposes of clarity, the Party that is assigned responsibility for a Function as per the designations in Section 2 is also responsible for the Embedded Processes applicable to that Function.

(d) In addition to those Functions specifically designated in this Statement of Work as Functions for which Supplier is responsible, the Medical Management Services to be performed by Supplier include all Functions performed by or associated with the roles in the Medical Management Organization Chart set forth in Exhibit A-3 (Medical Management Organization Chart), all of which are either being transferred to Supplier or displaced by Supplier roles as a result of the execution of this Statement of Work unless expressly designated in this Statement of Work as Functions retained by Health Net. Such Functions will be deemed to be part of the Medical Management Services to be performed by Supplier as if expressly set forth in this Statement of Work.

(e) In addition to the retained Health Net responsibilities expressly identified in this Exhibit A (*Medical Management Services*), and in addition to and without limiting Health Net's rights under Section 18 (*Audits and Records*) of the Terms and Conditions, Health Net may perform quality reviews and audits of Supplier's performance of the Medical Management Services in accordance with the Terms and Conditions. For the avoidance of doubt, Health Net is not obligated to perform any level of such quality reviews and activities, except to the extent required by applicable Law.

(f) Supplier shall generate and provide to Health Net (i) each operational report generated prior to the BPaaS Services Commencement Date, unless and until Health Net confirms in writing that such operational report is no longer required, (ii) such other operational reports as Health Net may reasonably request from time to time, and (iii) such modifications to or replacements for the foregoing reports as may be necessary to reflect changes to and evolutions of the Medical Management Services during the term of this Statement of Work.

1.2 Definitions.

(a) Certain Terms.

(i) "***Care Management System***" means any and all systems that procedurally must be updated and maintained based on work managed/processed by Supplier and/or Health Net. Care Management Systems include:

(A) PEGA MARS

(B) Lotus Notes Database (HNU Faxes)

(C) Lotus Notes Database (SHP PCU)

(D) Unity

(E) Convergence

(F) CSI - Eligibility Repository

(G) HNCS - Red Phone

(H) ABS

(I) EPA-Enterprise Administrator

(J) Qcare

(K) FileNet

(L) MACESS

(M) UPS II

(N) AVES

(O) MGCS

(P) Rightfax

(Q) OON Database

(R) CDS – Reporting

(S) Intranet- Medical information and P&Ps

(T) Shared Drive: MEDDIV

(U) Shared Drive: Tigard Drive

(V) Shared Drive: Tempe Drive

(W) Shared Drive: HCS

(X) SHP Document Library

(Y) CMS Website (Intranet)

(Z) Intranet- Medical information and P&Ps

(AA) Unity Training Environment

(BB) PSAS

(ii) "***Medicare Expedited***" means a circumstance where a physician indicates, either orally or in writing, that applying the standard time frame for making a determination could seriously jeopardize the life or health of the Member. Health Net must provide an expedited organization determination (also known as a "Medicare Expedited Review"). The expedited turnaround time is seventy-two (72) hours or less from receipt.

(iii) "***Member***" has the meaning given in Schedule A (*Cross Functional Services*).

(iv) "***Provider***" has the meaning given in Schedule A (*Cross Functional Services*).

(b) The following acronyms have the meaning set forth as follows:

Acronym	**Meaning**
CCS	California Children's Services
CM	Case Management
DENC	Detailed Explanation of Non Coverage Discharge
DND	Detailed Notice of Discharge
QIO	Quality Improvement Organization
QOC	Quality of Care
SF	Service Form
SIU	Special Investigations Unit
TAT	Turn Around Time
TOC	Transition of Care

(c) Request Types and Priorities.

Request Type	Definition of Request Type	Request Priority	Definition of Request Priority
Pre-service	Any request for authorization before the service has been rendered.	Immediate (Washington Only)	Any request for approval of an intervention, care or treatment where passage of time without treatment would, in the judgment of the provider, result in an imminent emergency room visit or hospital admission and deterioration of the enrollee's health status. Examples of situations that do not qualify under an immediate review request include, but are not limited to, situations where: (i) The requested service was prescheduled, was not an emergency when scheduled, and there has been no change in the patient's condition; (ii) The requested service is experimental or in a clinical trial; (iii) The request is for the convenience of the patient's schedule or physician's schedule; and (iv) The results of the requested service are not likely to lead to an immediate change in the enrollee's treatment.
Pre-service	Any request for authorization before the service has been rendered.	Urgent/ Expedited	Any request for medical care or treatment when standard determination timeframes could result in the following circumstances: Jeopardizing the member's life, limb or bodily function, based on a prudent layperson's judgment; or In the opinion of the treating practitioner or other practitioner with knowledge of the member's medical condition, the member would experience severe pain that cannot be adequately managed without the requested care or treatment.
Pre-service	Any request for authorization before the service has been rendered.	Routine	Requests that do not meet the guidelines for an urgent request as determined by the treating/requested physician.

Request Type	Definition of Request Type	Request Priority	Definition of Request Priority
Concurrent	Any request for service or inpatient stay for which the member is currently in treatment or in-house and is requesting ongoing treatment.	Urgent Concurrent	Any request for service or inpatient stay for which the member is currently in treatment or in-house and is requesting ongoing treatment. For a request to be considered Urgent Concurrent, the characteristics below must be identical to original request: • Provider • Diagnosis • Service • Setting (inpatient, ambulatory, etc.)
Post-service	Any review request for appropriateness of medical care or services that has already been received prior to claim submission. Request for services that have already been rendered where there is no ongoing treatment or services being provided or requested.	Routine	Request for approval of care or treatment where the services have been rendered to the enrollee and the request is not an urgent care request.
Retrospective Review	The process of determining the medical necessity of a treatment/ service post delivery of care and following claims payment.	Routine	Retrospective reviews are reviews conducted once the claim (HFCA 1500/UB 04) has been received. Health Net defines retrospective review as part of the claims processing system.

(d) Capitalized terms not defined in this Exhibit A shall have the meanings given them in Schedule W (*Glossary*) or elsewhere in this Agreement.

2. RESPONSIBLE PARTY

The following table sets forth the responsible party for the Medical Management Services.

Process / Function ID	Process/Function Name / Description	Lines of Bsns (LOB)	Region	Resp. Party	
				Supplier	HN
MM1	**Utilization Management**				
MM1.1	Prior Authorization				
MM1.1.1	PA Intake, Support and Referrals	All	All	X	
MM1.1.2	PA Initial Clinical Review	All	All		X
MM1.1.3	PA Clinical Review (MD)	All	All		X
MM1.1.4	PA Pend Management	All	All		X
MM1.1.5	PA Notifications	All	All	X	
MM1.1.6	PA Inquiry Status Management	All	All	X	
MM1.2	Hospital Notification				
MM1.2.1	HN Intake and Support	All	All	X	
MM1.2.2	HN Status Management	All	All	X	
MM1.3	Concurrent Review				
MM1.3.1	CR Administrative Support	All	All	X	
MM1.3.2	CR Initial Clinical Review	All	All		X
MM1.3.3	CR Clinical Review (MD)	All	All		X
MM1.3.4	CR Notifications	All	All	X	
MM1.3.5	CR Medicare DENC/DND Processing	All	All		X
MM1.4	Post Service Review				
MM1.4.1	PSR Intake and Support	All	All	X	
MM1.4.2	PSR Initial Clinical Review	All	All		X
MM1.4.3	PSR Clinical Review (MD)	All	All		X
MM1.4.4	PSR Notifications	All	All	X	
MM2	**Regulatory and Quality Improvement Initiatives**	All	All		X
MM3	**Audit Support Services**	All	All	X	
MM4	**Post Transaction Audit Services**	All	All	X	
MM5	**Medical Management Policy Services**	All	All	X	

3. MEDICAL MANAGEMENT SERVICES, GENERALLY

Except as set forth in Section 2, Supplier will provide the Medical Management Services described in this Exhibit A. Supplier will document and track all Medical Management processes in the appropriate system of record and adhere to all Health Net, regulatory, compliance and business standards applicable to all Products, Regions and Line of Business. Except as specifically noted, the Services set forth in this Section 3 apply to all Lines of Business and Regions.

3.1 MM1 Utilization Management.

(a) MM1.1 Prior Authorization.

(i) MM1.1.1 PA Intake, Support and Referrals.

"***PA Intake, Support and Referrals Services***" are the Functions associated with Prior Authorization intake, support and referrals, including the following activities:

(A) Receive requests for referrals and prior authorization of services and/or procedures for a Member; confirm eligibility for that Member; confirm that the services and/or procedures are covered by that Member's benefit plan and require a prior authorization to be issued. As applicable:

(1) Provide the requested referrals or approve those authorization requests that can be approved and that do not require review by the Initial Clinical Review or Clinical Review (MD) processes (as determined by Health Net Policies);

(2) Otherwise, escalate to the Initial Clinical Review process.

(B) Update the applicable Care Management System(s) accordingly.

(C) Health Net may change the services requiring pre-certification on a regular basis. Changes to pre-certification conditions may translate into additions or deletions to the prior authorization requirements. The supplier will be required to implement these changes promptly and in alignment with communications to providers and/or regulators.

(1) Should Health Net exempt (i.e., "gold card") certain providers from prior authorization requirements, the Supplier will follow these guidelines promptly and in coordination with communication timelines agreed to with the provider(s).

(ii) MM1.1.2 PA Initial Clinical Review.

"***PA Initial Clinical Review Services***" are the Functions associated with Prior Authorization initial clinical review, including the following activities:

(A) Review requests for referrals and prior authorizations that were escalated from the Intake, Support and Referrals process.

(B) Either:

(1) Provide the requested referrals and/or approve those authorization requests that can be approved and that do not require review by the Clinical Review (MD) process (as determined by Health Net Policies); or

(2) Escalate to the Clinical Review (MD) process.

Examples of why a request would be escalated: medical necessity decisions; denials if required by Law. If the Member's condition warrants an urgent/expedited review, the physician would request an escalated assessment.

(C) As needed, route to the Pend Management process for further review.

(D) Update the applicable Care Management System(s) accordingly.

(iii) MM1.1.3 PA Clinical Review (MD).

"***PA Clinical Review (MD) Services***" are the Functions associated with Prior Authorization clinical review (MD), including the following activities:

(A) Review requests for referrals and prior authorizations that were escalated from the Initial Clinical Review process. Provide the requested referrals and/or approve or deny such requests.

(B) As needed, route to the Pend Management process for further review.

(C) Update the applicable Care Management System(s) accordingly.

(iv) MM1.1.4 PA Pend Management.

"***PA Pend Management Services***" are the Functions associated with Prior Authorization pend management, including the following activities:

(A) For cases escalated from the Initial Clinical Review and the Clinical Review (MD) processes, review, research and resolve (including through calls and letters with the Provider and Member) requests for additional clinical information, labs, photos or other pieces of data in order for the prior authorization determination to be made.

(B) Provide updates to the Initial Clinical Review and/or Clinical Review (MD) processes.

(C) Once all required information is obtained, provide the required information and route the case back to the Initial Clinical Review or Clinical Review (MD) processes, as applicable.

(D) Follow up with the Provider if no information is received and provide updates to the Initial Clinical Review and/or Clinical Review (MD)

process. Follow compliance timelines for notifications and decisions whether in writing or over the phone.

(E) Receive input from the Initial Clinical Review or Clinical Review (MD) processes as to whether and when a case should be closed.

(v) MM1.1.5 PA Notifications.

"***PA Notifications Services***" are the Functions associated with Prior Authorization notifications, including the following activities: Advise Members and Providers, as applicable, of approval of prior authorization requests, including written and verbal notifications as determined in accordance with Health Net Policies.

All Medicare Expedited requests require verbal notification to the Member and to the Provider. Notifications must be in the preferred language (both written and verbal). Notifications for all lines of business must be completed with the compliance standards as outlined for each region, and include appropriate/required notification verbally and/or in writing. Notification requirements are outlined in the regulations and may include phone calls as well as letters.

Notwithstanding the designations in Section 2, Health Net retains responsibility for notification of all denials of prior authorization requests.

(vi) MM1.1.6 PA Inquiry Status Management.

"***PA Inquiry Status Management Services***" are the Functions associated with Prior Authorization inquiry status management, including the following activities:

(A) Receive and respond to inquiries from Providers and Members related to prior authorizations, including whether a prior authorization is needed and/or the status of a requested prior authorization.

(B) Update the applicable Care Management System(s) accordingly.

(b) MM1.2 Hospital Notification.

(i) MM1.2.1 HN Intake and Support.

"***HN Intake and Support Services***" are the Functions associated with Hospital Notification intake and support, including the following activities:

(A) Receive notifications from hospitals (through various channels, including phone notifications and written notifications) that a Member has been admitted, including via various channels such as fax, email, telephone; confirm eligibility for that Member; confirm that the services and/or procedures are covered by that Member's benefit plan, and check PSAS

(B) Update the applicable Care Management System(s) accordingly and route the notification to the Concurrent Review process.

(ii) MM1.2.2 HN Status Management.

"***HN Status Management Services***" are the Functions associated with Hospital Notification status management, including the following activities:

(A) Receive and respond to inquiries related to hospital notifications.

(B) Follow-up with hospitals and PPGs as necessary to obtain additional information.

(c) MM1.3 Concurrent Review.

(i) MM1.3.1 CR Administrative Support.

"***CR Administrative Support Services***" are the Functions associated with Concurrent Review administrative support, including the following activities:

(A) Proactively communicate with the hospitals and PPGs to track the Member's status and timing of discharge as well as requesting of medical records.

(B) Update the applicable Care Management System(s) accordingly and route information to the Clinical Review process.

(ii) MM1.3.2 CR Initial Clinical Review.

"***CR Initial Clinical Review Services***" are the Functions associated with Concurrent Review initial clinical review, including the following activities:

(A) Confirm whether the admission is appropriate (i.e., the Member is eligible for coverage and the hospital stay is covered as part of the Member's benefit plan).

(B) Either:

(1) Approve those benefits coverage that can be approved and that do not require review by the Clinical Reviewer (MD) - (as determined by Health Net Policies); or

(2) Otherwise, escalate to the Clinical Review (MD) process. Examples of why a request would be escalated - medical necessity decisions; denials if required by Law.

(C) For instances when benefits coverage is approved (either as part of this process or the Clinical Review (MD) process), develop a discharge plan to address what happens post-discharge (e.g. transfer to rehab, to home with some home help needs) and ensure this is ready at the point of discharge. Communicate with the hospital, other care facilities and the Member, as needed.

(D) Update the applicable Care Management System(s) accordingly.

(iii) MM1.3.3 CR Clinical Review (MD).

"***CR Clinical Review Services***" are the Functions associated with Concurrent Review clinical review, including the following activities:

(A) Review requests for benefits coverage that were escalated from the Initial Clinical Review process. Either approve or deny such requests.

(B) Update the applicable Care Management System(s) accordingly.

(iv) MM1.3.4 CR Notifications.

"***CR Notifications Services***" are the Functions associated with Concurrent Review notifications, including the following activities: Advise Members and Providers, as applicable, of approval of benefits coverage, including written and verbal notifications as determined in accordance with Health Net Policies.

All Medicare Expedited requests require verbal notification to the Member and to the Provider. Notifications must be in the preferred language require bilingual capabilities, Spanish and English (both written and verbal). Notification requirements are outlined in the regulations and may include phone calls as well as letters.

Notwithstanding the designations in Section 2, Health Net retains responsibility for notification of all denials of benefits coverage.

(v) MM1.3.5 CR Medicare DENC/DND Processing.

"***CR Medicare DENC/DND Processing Services***" are the Functions associated with Concurrent Review Medicare DENC/DND processing, including the following activities:

(A) Receive, review, research and disposition all requests from Medicare Members for review of a decision that Medicare Services should end.

(B) Prepare and provide to the Member the required Detailed Explanation of Non Coverage Discharge (DENC) and Detailed Notice of Discharge (DND) and provide any needed medical records to the Quality Improvement Organization (QIO) so that the QIO can issue a determination to either uphold or overturn the decision to end the service.

This process has very tight timelines and precision on letters is critical in meeting compliance on these requests. Ensure that proper notification is made to the member or provider based on the regulatory requirements for that line of business. All communications must be made within the compliance timelines orally or in writing as outlined for each line of business and region.

(d) MM1.4 Post Service Review.

Notwithstanding the designations in Section 2, Health Net retains responsibility for all Post Service Review Functions for California Children's Services (CCS) cases.

(i) MM1.4.1 PSR Intake and Support.

"***PSR Intake and Support Services***" are the Functions associated with Post Service Review intake and support, including the following activities:

(A) Receive requests from the Claims Tower to review particular Claims for coverage determinations. Examples might be when a medical necessity determination is required. Perform initial review and information gathering, including by working directly with the Claims Tower as needed.

(B) Either:

(1) To the extent permitted by Health Net Policies, provide the necessary input and information requested and resubmit back to the Claims Tower for continued adjudication; or

(2) Otherwise, escalate to the Initial Clinical Review process.

(C) Update the applicable Care Management System(s) accordingly.

(ii) MM1.4.2 PSR Initial Clinical Review.

"***PSR Initial Clinical Review Services***" are the Functions associated with Post Service Review initial clinical review, including the following activities:

(A) Review requests for authorizations that were escalated from the Intake and Support process.

(B) Either:

(1) Approve those authorization requests that can be approved and that do not require review by the Clinical Review (MD) process (as determined by Health Net Policies); or

(2) Otherwise, escalate to the Clinical Review (MD) process.

Examples of why a request would be escalated - medical necessity decisions; denials if required by Law.

(C) Update the applicable Care Management System(s) accordingly.

(iii) MM1.4.3 PSR Clinical Review (MD).

"***PSR Clinical Review (MD) Services***" are the Functions associated with Post Service Review clinical review (MD), including the following activities:

(A) Review requests for prior authorizations that were escalated from the Initial Clinical Review process. Either approve or deny such requests.

(B) Update the applicable Care Management System(s) accordingly.

(iv) MM1.4.4 PSR Notifications.

"***PSR Notifications Services***" are the Functions associated with Post Service Review notifications, including the following activities: Advise Members and Providers of approval of benefits coverage, including written notifications as determined in accordance with regulatory requirements and/or Health Net Policies.

Notifications must be in the preferred language (both written and verbal). All communications must be made within the compliance timelines orally or in writing as outlined for each line of business and region. Notification requirements are outlined in the regulations and may include phone calls as well as letters.

Notwithstanding the designations in Section 2, Health Net retains responsibility for notification of all denials of benefits coverage.

3.2 MM2 Regulatory and Quality Improvement Initiatives.

"***Regulatory and Quality Improvement Initiatives Services***" means those Functions associated with the process to help drive improvements in Member clinical outcomes and satisfaction. Initiatives are generally required as outlined by regulators or accreditation agencies. Functions include examining HEDIS and CAHPS data annually and implementing interventions with Providers and Members to address and improve results. The goals of regulatory and quality improvement initiatives are Member satisfaction and wellness.

3.3 MM3 Audit Support Services.

"***Audit Support Services***" means those Functions associated with providing support for Audits of the applicable line of business or a component of it, whether conducted by (or on behalf of) Health Net itself or a Health Net Regulator or customer (e.g., a large Employer Group), including the following:

(a) Providing data and reports requested by the Auditors;

(b) Providing subject matter expertise and otherwise supporting the conduct of the Audit as requested by the Auditors;

(c) Assisting in the development and implementation of corrective action plans in response to Audit findings identifying weaknesses or deficiencies in the Audited Function; and

(d) Supporting Health Net communications with Regulators.

3.4 MM4: Post Transaction Audit Services

"***Post Transaction Audit Services***" are the functions associated with performing post transaction audit for all in-scope services to identify any errors/omissions in the transaction:

(a) Supplier will randomly sample the transaction universe with statistically valid sample size (minimum ten (10) audits per month per FTE).

(b) Supplier will audit (on a post transaction basis) in accordance with Health Net provided Policies and Procedures.

(c) Notify Processor Associates and their Supervisor of any errors.

(d) Finalize and publish final error findings and overall accuracy scores on a daily, weekly and monthly basis.

3.5 MM5: Medical Management Policy Services

"***Medical Management Policy Services***" means those Functions associated with the development and implementation of "***Health Net Medical Management Policies***," which are the Health Net Policies as defined in Schedule P (*Health Net Policies*) governing or pertaining to the Medical Management Services, more specifically, the conduct of Health Net's Medical Management Services.

Below are some examples of selected Medical Management Policy Services Functions, which include descriptions of the manner in which such Functions are currently performed by Health Net. The examples are illustrative only:

(a) Generally, provide operational subject matter expertise with respect to Health Net Medical Management Policies;

(b) As requested, participate in meetings with Health Net and Supplier stakeholders having responsibility for the development, implementation, monitoring and enforcement of Health Net Medical Management Policies;

(c) In response to changes in Laws, regulations, guidelines, policies, contracts or requests from Health Net's Enterprise Process Change Organization ("***EPCO***") or from Health Net's or Supplier's Compliance organization:

  (i) Participate in Health Net EPCO Steering Committee meetings to review new legal and regulatory changes and assessment of business impact;

  (ii) Participate in Health Net EPCO regulatory implementation Change Teams;

  (iii) Project manage the operational implementation and/or affected system changes of legal and regulatory changes that affect Medical Management Services and participate in operational implementation and/or affected system changes of legal and regulatory changes that span multiple functions/departments, including tracking the progress of Deliverables and communicating status to Health Net's EPCO and/or Compliance organization; and

  (iv) Based on the aforementioned meetings and guidance from the EPCO, prepare initial drafts of revised or new Health Net Medical Management

Policies and submit them to the relevant Health Net and Supplier stakeholders for review, comment, and approval;

(d) Prepare updated versions of Health Net Medical Management Policies to address input provided by relevant Health Net and Supplier stakeholder groups;

(e) Provide communications and training to Supplier personnel regarding revised and new Health Net Medical Management Policies and access to Health Net personnel to such communications and training; and

(f) Implement Heath Net-approved Health Net Medical Management Policies by Supplier Personnel involved in the performance of the Medical Management Services.

EXHIBIT A-1
MEDICAL MANAGEMENT
SOLUTION DESCRIPTION

EXHIBIT A-1

MEDICAL MANAGEMENT SOLUTION DESCRIPTION

TABLE OF CONTENTS

1. INTRODUCTION

This document is the Solution Description for Statement of Work #7 – Medical Management Services (this "***Statement of Work***"). Whereas Exhibit A (Medical Management Services) describes the Functions which Supplier is responsible for performing under this Statement of Work. This Exhibit A-1 (*Medical Management Solution Description*) describes the **means by which** and the **manner in which** Supplier will perform those Functions. This document includes an overview of Supplier's service delivery architecture—including a depiction on a global map of the geographic configuration and delivery architecture of Supplier's Solution (as it will exist at the completion of Phase 2). This geographical depiction also identifies all Service Delivery Centers of Supplier (and its Affiliates and other Subcontractors) that will be utilized in performing and delivering the Services (including the back-up and failover locations for each) and how they will be interconnected to each other and to Health Net's IT Environment. It then provides additional descriptive information about each of the principal components of Supplier's Solution.

This Exhibit A-1 (*Medical Management Solution Description*) includes the following attachments, which are incorporated herein by reference

Exhibit A-1.1 Approved Service Delivery Centers

Exhibit A-1.2 Service Delivery Configuration at the Completion of Phase 2

2. DEFINITIONS AND INTERPRETATION

2.1 Defined Terms

The following terms, when used in this Statement of Work, will have the meanings set forth below unless otherwise specifically defined in the body of this document. Additionally any capitalized term used but not defined in this Exhibit A-1 (*Medical Management Solution Description*) will have the meaning indicated in Schedule W (*Glossary*).

Defined Term	Meaning
"***Solution***"	A collective term referring to the means by which and manner in which Supplier will perform and deliver the Services under this Statement of Work
"***Ramp Up***"	The period of time from when a Supplier Personnel completes process training to the time when the supplier personnel starts meeting the required quality Service Levels and 100% productivity standards.

3. SOLUTION OVERVIEW

3.1 High-level Service Delivery Architecture and Configuration

This section provides an overview of the geographical and physical configuration of Supplier's Solution for the Services under this Statement of Work. Exhibit A-1.1 (*Approved Service Delivery Centers*) provides additional information about each of the Service Delivery Centers Supplier will use to provide the Services under this Statement of Work, including both the

primary Service Delivery Centers and the back-up / failover locations that Supplier will activate and use to provide the Services if operations at any primary Service Delivery Center are disrupted or disabled.

Figure 1

Dates represent effective end date of each transition wave.



Inter Country BCP
Intra Country BCP
Rancho Cordova, CA
Woodland Hills, CA
Glendale, CA
Intra Country BCP
MM Offshore
Delivery Location 1
Manila, Philippines
MM Offshore
Delivery Location 2
Cebu, Philippines
MM Tower
Onshore : Offshore
Ratio
100% : 0%
15%:85%
Medical Management Processes
Transitioned offshore
Concurrent Review
Hospital Notification Unit
Medical Review Unit
Prior Authorization
Creation Unit

The above diagram illustrates the Supplier's solution and Onshore/Offshore ratio at the beginning of Phase 2 to end of Phase 2. Initially, all the Health Net resources will be rebadged and would work out of the current Health Net US locations in Rancho Cordova, Glendale and Woodland Hills. The Transition will happen in two (2) waves as depicted in the diagram with some of the existing work gradually moving to the Offshore locations of Manila and Cebu in the Philippines.

3.2 Service Delivery Model

This section provides an overview of the commercial delivery model that the Supplier will utilize to provide the Services under this Statement of Work. As described in Exhibit H (*Medical Management Subcontractors*), Supplier will not use_any Supplier Affiliates or Subcontractors to perform the Services under this Statement of Work.

4. CHANGES TO SUPPLIER'S SOLUTION

As a general principle, Supplier has both the right and the obligation to perform the Services to be provided by it under this Statement of Work in the manner described in this Exhibit A-1 (*Medical Management Solution*). That said, Supplier is charged with responsibility for the adequacy of its Solution, which is to say that if the Supplier's Solution, as described in this Exhibit A-1 (*Medical Management Solution*), should prove inadequate at any point during the Statement of Work Term

for Supplier to perform and deliver the Services in accordance with the obligations of the Agreement (including this Statement of Work), then Supplier is responsible for making such changes to its Solution as are necessary to enable Supplier to perform and deliver the Services in accordance with such obligations. All such changes are to be made in accordance with Schedule H (*Change Control Process*) of the Agreement, as applicable according to its terms; provided, however, that Supplier is responsible for making such changes at its own cost and expense except in those cases (if any) in which the Agreement expressly provides that Health Net has Financial Responsibility for them.

5. SOLUTION DESCRIPTION

Supplier's solution is built on the following foundational aspects:

5.1 Delivery Solution:

- **Quality Focus**– Supplier's primary focus will be to maintain seamless continuity of Services. For all processes migrated Offshore, the focus will be to first ensure regulatory compliance and get the quality right.

- **Support ratio** – To enable focused monitoring and feedback, Supplier's delivery model an Personnel to Supervisor and QA ratio Onshore and Offshore as described in Section 7.4 of this exhibit.

- **Continuous Improvement** - Supplier will appoint dedicated Six Sigma resources during the Term to identify sustainable improvement opportunities. The typical ratio will be one (1) Six Sigma resource for every one hundred fifty (150) FTEs.

5.2 Risk Mitigated Transition Solution:

Knowledge Retention:

- **Domain Experts** – Supplier will invest in staff (existing and hired) with previous experience in Medical Management Intake Operations, Transition, Training, Quality and Compliance experience.

- **Health Net Training Academy –** During Phase 2 and Phase 3, Supplier's dedicated Health Net Training Academy will be tasked with the mandate of building / maintaining a Knowledge repository, updating training and process documentation, providing training to new hire supplier personnel and providing higher level training to experienced resources for Medical Management Intake Operations. Supplier will conduct HIPAA and Health Net mandated compliance/regulatory training once a year for each FTE to keep supplier personnel up-to date on regulatory, process and system changes.

Supplier will provide to Health Net a documented report, on a quarterly basis, the FTES that attended trainings including but not limited to regulatory required trainings.

Location Solution:

Supplier will deliver Intake Services from two locations - US and Philippines.

Exhibit A-1.1 (*Approved Service Delivery Centers*) describes the on-shore, near-shore and Offshore Service Delivery Centers that Supplier will use to deliver the Medical Management Intake Services.

6. SCOPE OF SERVICES

The scope of this Statement of Work is associated with Medical Management Services described in Exhibit A (*Medical Management Services*).

7. OPERATING MODEL

The operating model for Intake operations defines the service delivery blueprint and key aspects of service delivery. The operating model also describes how the in-scope services will be delivered for each functional process area in a scalable global environment

7.1 Resource Mix

Supplier will leverage its global operating model to meet the objectives of delivering Intake processes.

Supplier has considered the following criteria to define its Onshore/Offshore strategy

- Regulatory requirements
- Non-availability of skills at Offshore
- Health Net mandated Offshore restricted functions

Process requiring voice support will be delivered out of US and Philippines

Roles identified to move Offshore will continue to be responsible for current tasks and activities performed Onshore.

The Onshore/Offshore resource mix for Intake operations is listed in the following Table 1:

Table 1

Resource Mix			
Function	**Estimated End State**		
	Onshore %	**Offshore %**	**Location**
Concurrent Review (CCR)			
Comm/Medicare – WH	12.5%	87.5%	M,Cb,W
Comm/Medicare – OR	100%	0%	OR
Comm/Medicare – SB	0%	100%	M,Cb
CCR SHP – Glendale	15%	85%	M,Cb,GL
CCR SHP - Rancho Cordova	25%	75%	M,Cb,R

Hospital Notification Unit (HNU)			
HNU - All LOBs	15%	85%	M,Cb,W
Medical Review Unit (MRU)			
MRU - WH, CA	15%	85%	M,Cb,W
MRU - Tigard, OR	0%	100%	M,Cb
MRU - Tucson, AZ	0%	100%	M,Cb
MRU – Telecommuter	0%	100%	M,Cb
Prior Authorization (PCU)			
PCU – AZ	15%	85%	M,Cb,W
PCU - SHP Rancho Cordova	13%	87%	M,Cb,W
PCU - SHP Glendale	12.5%	87.5%	M,Cb,W
PCU - OR,CA	10%	90%	M,Cb,W
Total	**15%**	**85%**	
Total (A+B+C+D)	**15.00%**	**85.00%**	

Legends	
Location	**Code**
Woodland Hills (US)	W
Rancho Cordova (US)	R
Glendale (US)	GL
Arizona (US)	AZ
Oregon (US)	OR
Chennai (India)	Ch
Manila (Philippines)	M
Cebu (Philippines)	Cb

Key Note

- The above percentages are approximate estimates
- The above plan will be finalized as part of the process assessment that will take place during the Transition as described in Transition Manual, with agreement between Health Net and Supplier.
- The estimated end state is expected by December 2015.

- As shared in Section 6, above only those roles mandated by Health Net or where skills are not available Offshore will be Onshore.
- As shown in the above table, while a process can span across 4 locations there will be no role within a process which will span across more than 2 locations.

7.2 Location

Supplier will deliver the in-scope Services from US and Philippines based locations. Onshore Services will be provided from Health Net facilities at Woodland Hills, Glendale and Rancho Cordova. The delivery location strategy has been carefully planned considering multiple criteria.

Location selection criteria:

- Health Net mandated offshoring staffing
- Availability of talent pool
- Skill requirements
- Regulatory limitations
- Business continuity

Table 2

Sub Function	Delivery Location	
[redacted]	[redacted]	[redacted]
Concurrent Review (CCR)		
[redacted]	[redacted]	[redacted]
Comm/Medicare - OR	US	
[redacted]	[redacted]	[redacted]
CCR SHP - Glendale	US	Manila/ Cebu
[redacted]	[redacted]	[redacted]
Hospital Notification Unit (HNU)		
[redacted]	[redacted]	[redacted]
Medical Review Unit (MRU)		
[redacted]	[redacted]	[redacted]
MRU – Tigard, OR	US	
[redacted]	[redacted]	[redacted]
MRU - Telecommuter	US	Manila/ Cebu
[redacted]	[redacted]	[redacted]

PCU – AZ	US	Manila/ Cebu
PCU SHP – Rancho	US	Manila/ Cebu
PCU SHP – Glendale	US	Manila/ Cebu
PCU – OR/CA	US	Manila/ Cebu

During Phase 2, Supplier intends to keep Health Net rebadged FTEs at its current location. Depending on operational constraints and requirements, and subject to any restrictions in this Agreement, Supplier has the right to relocate staff across different locations.

The teams across locations in US and Philippines, will interact on an ongoing basis to ensure effective planning, monitoring and tracking of Intake processes, activities and requirements. The following are the key activities that will be performed at each location:

- Forecasting – identifying the number of transactions, volumes and activities that would need to be transacted and processed in coming months
- Capacity Planning- ensure staffing in place to manage the forecasted volumes
- Monitor Productivity- An ongoing daily, weekly, monthly exercise to track, analyze and report on productivity trends
- Reallocation based on productivity – Process wherein the transaction and volumes are shifted within teams and individuals to ensure desired productivity
- Monitor Quality and Service Levels - An ongoing daily, weekly, monthly exercise to track, analyze and report on quality and Service Levels

The organization structure has been functionally designed in a manner that facilitates effective operations across locations.

The model ensures that workflow is effective in real time facilitating tactical monitoring.

7.3 Operating Hours

Supplier will at minimum replicate the operating hours currently adhered to by Health Net's Medical Management organization as of the Effective Date, as set forth in the table below. Supplier acknowledges and agrees that performance of the Medical Management Services will regularly require Supplier Personnel to perform additional/overtime work outside regular operating hours, and that such additional/overtime work is within the scope of the Medical Management Services.

Supplier will extend its hours of operations (for example, through overtime, weekend and holiday work) from time to time as needed to meet regulatory requirements, Compliance and Service Level metrics and other requirements of the Agreement. Supplier's work during such extended hours of operations is within the scope of the Medical Management Services.

Within the regular Hours of Operations listed below, Supplier will have staff work according to defined shift schedules. However, Supplier will make reasonable efforts to permit Supplier staff

to work flexible shift times when that can be done without jeopardizing Supplier's ability to meet regulatory requirements, Compliance and Service Level metrics and other requirements of the Agreement.

Sub function	Weekday - Hours of Operations (PST)	Weekend- Hours of Operations (PST)
[redacted]	[redacted]	[redacted]
Comm/Medicare – WH	08:00 am to 17:00 pm	Need basis support
[redacted]	[redacted]	[redacted]
Comm/Medicare – SB	08:00 am to 17:00 pm	Need basis support
[redacted]	[redacted]	[redacted]
CCR SHP - Rancho	08:00 am to 17:00 pm	Need basis support
[redacted]	[redacted]	[redacted]
HNU – All LOBs	08:00 am to 17:00 pm	07:00 am to 14:00 pm
[redacted]	[redacted]	[redacted]
MRU – WH, CA	08:00 am to 17:00 pm	Need basis support
[redacted]	[redacted]	[redacted]
MRU – Tucson, AZ	08:00 am to 17:00 pm	Need basis support
[redacted]	[redacted]	[redacted]
Prior Authorization (PCU)		
[redacted]	[redacted]	[redacted]
PCU SHP – Rancho	08:00 am to 17:00 pm	07:00 am to 14:00 pm
[redacted]	[redacted]	[redacted]
PCU – OR,CA	08:00 am to 17:00 pm	07:00 am to 14:00 pm

Table 3

7.4 Operations

Supplier's approach to manage operations is as follows:

- **Operational Focus**: Team huddles, floor walks, daily performance reviews, and daily supplier personnel communication plan and customer calibration sessions.
- **Performance Management**: Measure and manage associate performance through data and service dashboards
- **Span of Control**: Supplier will provide for the following span of control.
  - Manager 1:50
  - Supervisor 1:15

- QA Auditor 1:15
- Trainer 1:20 (during Phase 2)
- Trainer 1:100 (during steady state/refresher training)
- Six Sigma/ Process Excellence 1:150

Health Net Training Academy:

Supplier will establish a dedicated Health Net Training academy for management of training content and delivery of training programs. Supplier will establish a Knowledge Management Portal for management and easy access to training content, desktop procedures and P&Ps. The Health Net Training Academy will work closely with the Training operations and facilitate necessary training. Training material will be continuously updated based on System and process updates.

Team Huddle

Supplier's team leads will conduct daily team meetings for individual processes to share any critical updates, provide feedback and communicate lessons learned, and plan for the day.

Quality:

Supplier will implement Health Net mandated specific quality / compliance programs in its delivery model for managing and achieving Service Levels. Supplier will analyse audit findings to determine root causes and will deploy corrective and preventive solutions to improve quality. In the daily team meetings, prevalent trends in errors, root causes and preventive actions will be discussed and implemented.

Continuous Improvement:

Supplier will have a dedicated Process Excellence (PEX) team consisting of Six Sigma resources for Health Net Medical Management functions to optimize performance and handoffs in Health Net Medical Management processes while improving standardization and the "To-Be operating model".

Rewards and Recognition

Supplier will recognize the efforts of its best performers using stack ranking and will reward them through a structured reward and recognition program that aligns with quality and productivity objectives. The rewards and recognition will be applicable for both Onshore and Offshore teams. The specific criteria for the awards will be decided by the Supplier operations leads depending on the specific behavior and/or results to be achieved

7.5 Resource Profile

Supplier has a very well defined methodology for recruitment, retention, and selection of candidates. Supplier will work closely with Health Net to establish job descriptions at various levels and functions. Based on these job descriptions, Supplier will select candidates with the proper qualifications and experience in order to ensure a "best-fit" for Health Net.

The table below illustrates the requirements and the minimum qualifications required to be selected for Intake operations.

Table 4

Intake Associate – Data Entry	
Qualification & Experience	Selection Process
• College graduate • Knowledge of US Healthcare and Health Insurance industry • Minimum one (1) year of Authorization Intake experience • Understanding of different types of medical records, intake documents	• Aptitude test • Data entry/key board test • HR Interview for Cultural fitment • Domain / Operations Interview • Education and Professional Background Check

Table 5

Intake Associate – Provider Outreach	
Qualification & Experience	Selection Process
• College graduate • Knowledge of US Healthcare and Health Insurance industry • Minimum one (1) year of Authorization Intake and provider/member outreach or customer service experience • Understanding of different types of medical records, intake documents	• Aptitude test • Data entry/key board test • Voice and Accent tests • HR Interview for Cultural fitment • Domain / Operations Interview • Education and Professional Background Check

Table 6

Supervisors	
Qualification & Experience	Selection Process
• Graduate with four (4) years' experience in Healthcare Industry specifically in respective in-scope process • Two (2) years of Supervisory experience leading teams of at least thirty – forty (30-40) associates • Leadership and communication skills	• HR Interview for Cultural fitment • Communication skills screening • Domain/ Operations Interview • Education and Professional Background Check

Table 7

Auditors	
Qualification & Experience	Selection Process

• Graduate with two – three (2-3) years' experience in Healthcare process auditors • Six Sigma/Lean exposure of at least two (2) years	• HR Interview for Cultural fitment • Communication skills screening • Domain/ Operations Interview • Education and Professional Background Check

Table 8

Trainer	
Qualification & Experience	Selection Process
• College graduate • Knowledge of US Healthcare and Health Insurance industry • Minimum one – two (1-2) years of Authorization Intake experience • Understanding of different types of medical records, intake documents • Must be certified by Supplier Train the Trainer Program • Must possess facilitation skills, documentation skills and coaching Skills	• HR Interview for Cultural fitment • Training and Communication Skills Screening • Domain / Operations Interview • Education and Professional Background Check

Table 9

Team Manager	
Qualification & Experience	Selection Process
• Five plus (5+) years' experience in Healthcare Provider calls/Intake Process • Excellent communication and leadership skills • Three – four (3-4) years' experience leading large teams	• HR Interview-screening for roles and responsibility • Technical Interview • Operations Interview • HR / Operations Leadership screening for leadership ability and cultural fit • Education and Professional Background Check

Table 10

Delivery Manager	
Qualification & Experience	Selection Process
• Eight – ten (8-10) years' experience • Excellent communication and leadership skills • Seven – nine (7-9) years of overall BPO experience with at least six (6) years leading a process in a Healthcare BPO.	• Initial screening of profiles by recruitment team • Interview with Business Leader/ HR Manager • Technical/ Communication ability Interview • Screening for leadership ability and

	cultural fit • Education and Professional Background Check

7.6 Voice Solution

Health Net expects Supplier to deliver voice assisted member and provider interactions from either Onshore US or Philippines.

Table 11

Indicative Processes
Telephonic Intake

7.7 IT Systems

The following systems will be used by Supplier for delivery of Medical Management Intake operations.

Table 12

Intake Applications/Platforms
ABS
QCare
FileNet
MACESS
PEGA MARS
UNITY
Covergence
RightFax
CSI-Eligibility repository
Lotus Notes
HNCS – Red Phone
Intranet – Medical Information and P&Ps
EPA – Enterprise Administrator
CDS- Reporting
Multiple Shared Drive

AVES
UPS II
MGCS
CMS – Website
CSI
PSAS

7.8 Onshore Requirements

Section 7 sets forth the Medical Management Services roles that Supplier is required to retain Onshore. Supplier will at all times provide the Medical Management Services in accordance with Schedule Y (*Offshore Prohibitions and Requirements*).

7.9 Service Performance Management

Supplier will provide and implement the quality assurance procedures that are reasonably necessary for the services in scope and as per mutually agreed Service Levels, reporting format and frequency

Approach

- Initially during the Ramp Up phase, higher percentage of audits will be performed and any feedback on errors will be communicated to the processors on a daily basis
- As the processors gain proficiency, the audit percentage will be gradually reduced
- Post Ramp Up, a statistically valid sample size will be considered for auditing

Tools

- Supplier will use quality analysis using tools like:
    - Pareto Analysis
    - Fish Bone Diagram
    - Box Plot

8. KEY ASSUMPTIONS

(a) Any work request received directly at Health Net in non-digital format will be batched and sent by Supplier to the scanning/imaging service provider for conversion in to digital format However for regulatory requirements Onshore supplier personnel will scan the documents locally.

(b) Health Net to communicate to its supplier personnel that post contracting and prior to re-badging, Supplier will actively engage for detailed Transition planning.

(c) The Onshore/Offshore mix will be validated during detailed Transition Planning as set forth in the Transition Manual.

(d) Health Net to provide workspace and operating infrastructure for the Onshore train the trainer team documented in Schedule Z (*Transition*).

9. RISKS

Additional risks, if any will be identified and shared during Transition as part of the Processes Assessment exercise.

EXHIBIT A-1.1

APPROVED SERVICE DELIVERY CENTERS

The Service Delivery Centers at (or from) which Supplier is authorized to perform the Services under this Statement of Work are those listed below. Even if Health Net has approved Supplier's use of an Affiliate or other Subcontractor to perform certain aspects of the Services, their performance must be from an approved Service Delivery Center listed in this Exhibit A-1.1 (*Approved Service Delivery Centers*).

Onshore Service Delivery Centers

Table 14

Primary Location	Type of Facility	Hours of Operation	Functions / Services	Languages Supported	Key Platform / Systems	Back-up / Fail-over Location	Facility Operator	Facility Owner	Date Placed in Service	Multi-client Site (Y/N)?
Woodland Hills	Office Building	Please refer to section 6.3	Medical Management Intake Services	English	• Please refer to section 6.7	Rancho				
Rancho	Office Building	Please refer to section 6.3	Management Intake Services	English	• Please refer to section 6.7	Woodland Hills				
Glendale	Office Building	Please refer to section 6.3	Management Intake Services	English	• Please refer to section 6.7	Woodland Hills				

Supplier will provide sufficient coverage for the in-scope services by leveraging the global delivery network. List of holidays across delivery locations will be mutually agreed with Health Net to ensure no impact on operations.

Near-shore Service Delivery Centers

Table 15

Primary Location	Type of Facility	Hours of Operation	Functions / Services	Languages Supported	Key Platform / Systems	Back-up / Fail-over Location	Facility Operator	Facility Owner	Date Placed in Service	Multi-client Site (Y/N)?
NA										

Offshore Service Delivery Centers

Table 16

Primary Location	Type of Facility	Hours of Operation	Functions / Services	Languages Supported	Key Platform / Systems	Back-up / Fail-over Location	Facility Operator	Facility Owner	Date Placed in Service	Multi-client Site (Y/N)?
Cognizant Technology Solutions , 4th & 5th Floor, Paseo Centre Building, 8757 Paseo de Roxas corner, Sedeno Street, Makati City 1277	Office Building	Please refer to section 6.3	Medical Management Intake Services	English	• Please refer to section 6.7	**Intra-city Manila** One World Square Building, Unit A, Mckinley Hill, Fort Bonifacio, Taguig City, Philippines - 1634 **Intercity Cebu**	Supplier	Third Party	2013	Y

Primary Location	Type of Facility	Hours of Operation	Functions / Services	Languages Supported	Key Platform / Systems	Back-up / Fail-over Location	Facility Operator	Facility Owner	Date Placed in Service	Multi-client Site (Y/N)?
						Cognizant Technology Solutions, 11 & 12 / F Sky Rise 4 Tower, Block 2, Lot 4, Cebu IT Park, Cebu City, Philippines 6000				
Cebu Cognizant Technology Solutions, 11 & 12 / F Sky Rise 4 Tower, Block 2, Lot 4, Cebu IT Park, Cebu City, Philippines 6000	Office Building	Please refer to section 6.3	Medical Management Intake Services	English	• Please refer to section 6.7	Intercity Manila Cognizant Technology Solutions , 4th & 5th Floor, Paseo Centre Building, 8757 Paseo de Roxas corner, Sedeno Street, Makati				

Primary Location	Type of Facility	Hours of Operation	Functions / Services	Languages Supported	Key Platform / Systems	Back-up / Fail-over Location	Facility Operator	Facility Owner	Date Placed in Service	Multi-client Site (Y/N)?
						City 1277				

Supplier will provide sufficient coverage for the in-scope services by leveraging the global delivery network. List of holidays across delivery locations will be mutually agreed with Health Net to ensure no impact on operations.

EXHIBIT A-1.2

SERVICE DELIVERY CONFIGURATION AT THE COMPLETION OF PHASE 2

Set out below is a description of Supplier's 'To-Be' Solution for the Services as it will be configured at the completion of Phase 2.

The tactical 'To Be' solution will be mutually defined during the transition phase however below is an illustrative technology environment:


External Users
Providers
Members
Employers
Brokers
Telephonic Users
Internal Users
Support Admin
Sales
Customer Service
Pharmacy Users
Web Applications
Health Net .com
TR
MR
IVR
PAOS
Magic
CSI
SALSA
Surround System Applications
HN CS
MTM
Formulary & Benefits
Workflow
MACESS
ESB
Core Business Users
Core Applications
MC400
ABS
QCare
EDI
EFT
External Entity
ACS
Trading Partner / Clearing House
Caremark PBM
Pharmacy Business
IST
Value Tech
BRCC
PSA
RFQP
REMS Outreach
PETRS
PCS / PSAS
UNITY
FARE / OTRA
MC400 Capitation
ABS Capitation
Corporate Applications
SAP
Peoplesoft
Reporting Applications
Hyperion
ODW/ Claimsphere
Sales
Accounting
WR / NE Fulfillment
Membership Enrollment
Provider Network Management
Medical Mgmt Users
Underwriting
Accounting
Health Net Associates
Exec Management / Reporting Users

EXHIBIT A-3

MEDICAL MANAGEMENT ORGANIZATION CHART

This Exhibit A-3 (*Medical Management Organization Chart*) contains organization charts showing, at a specific recent point in time prior to the Effective Date, the positions (including both filled and currently open positions) that represent the Health Net organizational unit(s) whose Functions are being outsourced to Supplier under this Statement of Work. This document is included as part of this Statement of Work as a supplemental means of depicting the Functions that comprise the Medical Management Services for which Supplier is assuming responsibility from Health Net under this Statement of Work. It is not included for the purpose of establishing any numerical FTE benchmark or baseline for use in determining Supplier's Charges for the Medical Management Services. Any changes in the organization charts between the Agreement's Effective Date and the BPaaS Services Commencement Date shall not be interpreted to represent a change in the scope of the Medical Management Services in the absence of Health Net specifically adding or removing Functions from Exhibit A (*Medical Management Services*) of this Statement of Work.

CCR Med Comm


Manager Intake
Supervisor Intake
CM/DM Assistant II
Utilization Mgmt Coord Sr
Utilization Mgmt Coord Sr
Utilization Mgmt Coord I
Utilization Mgmt Coord II
Utilization Mgmt Coord II
Utilization Mgmt Coord II
Utilization Mgmt Coord II
Utilization Mgmt Coord II
Utilization Mgmt Coord II
Utilization Mgmt Coord II
Utilization Mgmt Coord II
Utilization Mgmt Coord II
Utilization Mgmt Coord II
Utilization Mgmt Coord II
Utilization Mgmt Coord II
Utilization Mgmt Coord II
(4) Open Req's TBH
Woodland Hills, CA
Tigard, OR
Rancho Cordova, CA
San Bernardino, CA
Open - TBH
Tempe, AZ
Tucson, AZ


CCR SHP
Supervisor Intake
Utilization Mgmt Coord II
Utilization Mgmt Coord Sr
Utilization Mgmt Coord Sr
Utilization Mgmt Coord II
Utilization Mgmt Coord II
Utilization Mgmt Coord II
Utilization Mgmt Coord II
Utilization Mgmt Coord I
Utilization Mgmt Coord I
Utilization Mgmt Coord I
Utilization Mgmt Coord I
Utilization Mgmt Coord I
Utilization Mgmt Coord I
Utilization Mgmt Coord I
Utilization Mgmt Coord I
Utilization Mgmt Coord I
Utilization Mgmt Coord I
Utilization Mgmt Coord I
Utilization Mgmt Coord I
Utilization Mgmt Coord I
(5) Open FTE's
Woodland Hills, CA
Tigard, OR
Rancho Cordova, CA
San Bernardino, CA
Open - TBH
Tempe, AZ
Tuscon, AZ
Glendale, CA


HNU
Supervisor Intake
Utilization Mgmt Coord SR
Utilization Mgmt Coord II
Utilization Mgmt Coord II
Utilization Mgmt Coord II
Utilization Mgmt Coord II
Utilization Mgmt Coord II
Utilization Mgmt Coord II
Utilization Mgmt Coord II
Utilization Mgmt Coord II
Utilization Mgmt Coord II
Utilization Mgmt Coord I
Utilization Mgmt Coord I
Utilization Mgmt Coord I
Utilization Mgmt Coord I
Utilization Mgmt Coord I
Utilization Mgmt Coord I
Utilization Mgmt Coord I
Utilization Mgmt Coord I
Utilization Mgmt Coord I
Utilization Mgmt Coord I
Utilization Mgmt Coord I
Utilization Mgmt Coord I
Utilization Mgmt Coord I
(4) Open FTE TBH
Woodland Hills, CA
Tigard, OR
Rancho Cordova, CA
San Bernardino, CA
Open - TBH
Tempe, AZ
Tuscon, AZ
Glendale, CA

MRU ALL


Supervisor Intake
Utilization Mgmt Coord SR
Utilization Mgmt Coord II
Post Service Review Coord II
(4) Open FTE TBH
Woodland Hills, CA
Tigard, OR
Rancho Cordova, CA
San Bernardino, CA
Open - TBH
Tempe, AZ
Tuscon, AZ
Glendale, CA

PCU HNU AZ


Woodland Hills, CA
Tigard, OR
Rancho Cordova, CA
San Bernardino, CA
Open - TBH
Tempe, AZ
Tuscon, AZ
Glendale, CA


Supervisor Intake
Utilization Mgmt Coord Sr
Utilization Mgmt Coord Sr
Utilization Mgmt Coord Sr
Utilization Mgmt Coord II
Utilization Mgmt Coord II
Utilization Mgmt Coord II
Utilization Mgmt Coord I
Utilization Mgmt Coord I
UtilizationMgmt Coord I

Final


PCU SHP
Woodland Hills, CA
Tigard, OR
Rancho Cordova, CA
San Bernardino, CA
Open - TBH
Tempe, AZ
Tuscon, AZ
Glendale, CA
Supervisor Intake
Utilization Mgmt Coord Sr
Utilization Mgmt Coord Sr
Utilization Mgmt Coord II
Utilization Mgmt Coord II
Utilization Mgmt Coord II
Utilization Mgmt Coord I
Utilization mgmt Coord I
(5) Open FTE TBH

PCU OR, CA, AZ AHCCCS


Manager Intake
Supervisor Intake
Supervisor Intake
Utilization Mgmt Coord II
Utilization Mgmt Coord I
Utilization Mgmt Coord I
Utilization mgmt Coord I
Utilization Mgmt Coord I
Utilization Mgmt Coord I
Utilization Mgmt Coord I
Utilization Mgmt Coord I
Utilization Mgmt Coord I
Utilization Mgmt Coord I
Utilization Mgmt Coord I
Utilization Mgmt Coord I
Utilization Mgmt Coord I
Utilization Mgmt Coord I
(26) Open FTE TBH
Utilization Mgmt Coord II
Utilization Mgmt Coord II
Utilization Mgmt Coord I
Utilization Mgmt Coord I
Utilization Mgmt Coord I
Utilization Mgmt Coord II
Utilization Mgmt Coord Sr
Utilization Mgmt Coord I
Utilization Mgmt Coord I
Woodland Hills, CA
Tigard, OR
Rancho Cordova, CA
San Bernardino, CA
Open - TBH
Tempe, AZ
Tuscon, AZ
Glendale, CA

EXHIBIT B-1

MEDICAL MANAGEMENT SERVICE LEVEL METRICS

1. MEDICAL MANAGEMENT OPERATIONAL SERVICE LEVELS

All Service Levels are subject to the Service Level Methodology set forth in Schedule B (*Service Levels*) and the applicable provisions of the Agreement and the Exhibits thereto.

#	Category / Name	Description	Measurement Period	Measurement Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improve
1.	Prior Authorization: Intake Routing	Prior Authorization Intake measures the time it takes to complete or appropriately route each case. Supplier must process each case received, completing the case approval if appropriate for Intake team to approve, or routing cases that require Health Net's retained organization to be involved. Cases that must be referred to Health Net's retained organization include but are not limited to: CCS, Appeals, referrals for disease management, Quality of Care (QOC) and CM, Transplants and TOC, Pharmacy as well as SIU. "Urgent Concurrent Review" means an assessment that determines medical necessity or appropriateness of services as they are being rendered, such as an assessment of the need for continued inpatient care for hospitalized patients or continued outpatient therapy such as physical, or speech therapy. Urgent Concurrent cases need a decision within twenty-four (24) hours of receipt. Intake Team must complete these and route to the clinical staff with sufficient time in	Monthly	PEGA MARS, Unity/CDS, other.	(a) **Baseline**% of Urgent Concurrent Review cases Completed or Appropriately Routed in 4 hour or prior to the end of same business day (whichever is sooner); and (b) **Baseline**% of non-Urgent Concurrent Review cases (e.g. all other prior authorization requests) Completed or Appropriately Routed in 4 hours.	Y	TBD	C	Y

#	Category / Name	Description	Measurement Period	Measurement Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improve
		order for the clinical team to render a decision within the overall regulatory required TAT. This Service Level is comprised of two measures (parts (a) and (b) below), and Supplier must meet both measures. (a) Urgent Concurrent Review Case Measure Calculation Numerator: The number of non-duplicate Urgent Concurrent Review cases Completed or Appropriately Routed within 4 hours of Receipt or prior to 6 PM PST (whichever is sooner). Denominator: All non-duplicate Urgent Concurrent Review cases. (b) Non-Urgent Concurrent Review Cases (e.g. all other prior authorization requests) Measure Calculation Numerator: The number of non-duplicate, non-Urgent Concurrent Review cases Completed or Appropriately Routed within 4 hours of Receipt. Denominator: All non-duplicate, non-Urgent Concurrent Review cases. "Completed or Appropriately Routed" means all of the intake team's responsibilities are complete with regard to such case. The steps required for a case to be Completed or Appropriately Routed vary depending on the case, and may involve closing the case by approving it (if it can be approved without clinical review), cancelling the request (e.g., if an authorization is not required), or							

#	Category / Name	Description	Measurement Period	Measurement Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improve
		populating the necessary data and routing the request to the clinical team for review. "Receipt" means the moment that Supplier receives the request via any method (e.g., phone, web, fax).							
2.	Prior Authorization Notifications	Prior Authorization Notifications measures the number of Member and Provider prior authorization notifications provided in the appropriate time and manner. Supplier must advise Members and Providers of approval of prior authorization requests, including written and verbal notifications The approval notifications must be communicated verbally to Members and Providers as well as through the generation of appropriate and needed correspondences - to Members and Providers – as outlined in the regulations and/or Health Net's policies and procedures. Note: Supplier will be responsible for all approval notifications but not denials. <u>Measure Calculation</u> Numerator: The number of cases where prior authorization notification was provided in the appropriate time and manner (including in Member's requested language), in accordance with the Procedures Manual. Denominator: All cases requiring prior authorization notification.	Monthly	Pega/ MARS, Unity/CDS,	**Baseline**% of all prior authorization notifications provided in appropriate time and manner (including in Member's requested language).	Y	TBD	C	Y
3.	Concurrent Review	Long Term Care Urgent and Routine requests received into the Concurrent Review UMC team will be reviewed and given a decision within the timelines of the		TBD	(a) **Baseline**% of Long Term Care cases Completed			B	Y for (a) N for (b)

#	Category / Name	Description	Measurement Period	Measurement Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improve
		regulatory guidelines. Notification of decision of these requests must be given as per the compliance guidelines			within the required timelines as outlined in the compliance regulations; and (b) 100% of notifications of decision must be completed within the compliance guidelines				
4.	PCU Phone Service Levels	Prior Authorization Inquiry Status measures the answer time and abandon rate of prior authorization inquiry status calls. Supplier must receive and respond to inquiries from Members and Providers related to prior authorizations, including whether a prior authorization is needed and/or the status of a requested prior authorization, and update the applicable Care Management System(s) accordingly. This Service Level is comprised of three measures (parts (a) and (b) and (c) below), and Supplier must meet both measures. (a) <u>Call Answer Time Measure Calculation</u> Numerator: The number of prior authorization inquiry status calls answered in thirty (30) seconds or less. Denominator: The total number of prior authorization inquiry status calls. (b) <u>Call Abandon Rate Measure Calculation</u>	Monthly	Convergence Reporting	(a) Percentage of calls answered in thirty (30) seconds or less >=**Baseline**%; and (b) <= 5% abandonment rate. (c) Average Talk Time <=660 seconds			B	N for (c) Y for (a) and (b)

#	Category / Name	Description	Measurement Period	Measurement Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improve
		Numerator: Number of prior authorization inquiry status calls terminated by the caller prior to Supplier answering the call. Denominator: The total number of prior authorization inquiry status calls. (c) Average length of calls answered should not exceed 660 seconds							
5.	PCU Batching Service Levels	Batch and route all fax requests received into the Prior Authorization Fax lines for all lines of business within two (2) business hours of receipt to Health Net. Items should be checked for request priority and identify categories as outlined in the Batching Desktop procedures and route to the correct region and unit for processing.	Daily	Pega Mars	**Baseline**% of requests received by fax are Batched and routed to the correct business unit within two (2) hours of receipt.	Y		B	Y

#	Category / Name	Description	Measurement Period	Measurement Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improve
6.	HNU Phone Service Levels	Hospital Notification Status measures the answer time and abandon rate of hospital notification status calls. Supplier must receive and respond to inquiries related to hospital notifications; follow-up with hospitals and PPGs based on procedures and as necessary to obtain additional, required information. This Service Level is comprised of three measures (parts (a) and (b) and (c) below), and Supplier must meet both measures. (a) Call Answer Time Measure Calculation Numerator: The number of hospital notification status calls answered in thirty (30) seconds or less. Denominator: The total number of hospital notification status calls. (b) Call Abandon Rate Measure Calculation Numerator: Number of hospital notification status calls terminated by the caller prior to Supplier answering the call. Denominator: The total number of hospital notification status calls (c) Average length of calls answered should not exceed 660 seconds	Monthly	Convergence Reporting	(a) Percentage of calls answered in thirty (30) seconds or less >= **Baseline** %; (b) <= 5% abandonment rate; and (c) Average Talk Time <=660 seconds			B	N for (c) Y for (a) and (b)

#	Category / Name	Description	Measurement Period	Measurement Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improve
7.	Hospital Notification Intake and Routing to Clinical Team	Hospital Notification Intake measures the time it takes to make necessary updates to the system related to hospital admissions, including routing cases as necessary within 4 business hours. Supplier will receive notifications of a hospital admission of a Health Net Member from hospitals through various channels, including phone, fax, web & written notifications. Supplier must confirm eligibility, benefits and follow the documented Health Net procedures for case set up and routing as necessary to the clinical team. <u>Measure Calculation</u> Numerator: The number of updates related to hospital admissions entered into the Medical Management system (and routed if necessary) within 4 business hours (measured Monday through Saturday, 5 am – 6 pm PST) of receipt. Denominator: The total number of updates related to hospital admissions requiring entry in the Medical Management system.	Monthly (with daily reporting of Service Level volumes and compliance)	Lotus Fax/Right Fax, manual reporting, CDS	**Baseline**% of all updates related to hospital admissions entered into the Medical Management system (and routed if necessary) within 4 hours of receipt.	TBD	TBD	C	Y

#	Category / Name	Description	Measurement Period	Measurement Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improve
8.	Hospital Notification Batching Service Levels	Batch and route all fax requests received into the Hospital Notification Fax lines for all lines of business within two (2) business hours of receipt to Health Net. Items should be checked for request priority and identify categories as outlined in the Batching Desktop procedures and route to the correct region and unit for processing. Identify Long Term Care requests and route to the correct Hospital Notification processors for entry and routing	Daily	Lotus Fax/Right Fax, manual reporting,	**Baseline**% of requests received by fax are Batched and routed to the correct business unit within two (2) hours of receipt.	Y		B	Y
9.	Hospital Notification Long Term Care Processing	Cases identified as Long Term Care services will be entered and routed based on the Long Term Care routing guidelines within four (4) business hours of receipt to Health Net.	Daily	Lotus Fax/Right Fax, manual reporting, CDS,	**Baseline**% of Long Term Care requests received are processed and routed within four (4) business hours of receipt to Health Net.			B	Y

#	Category / Name	Description	Measurement Period	Measurement Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improve
10.	Hospital Notification Routing Guidelines	All routing guidelines will be followed for cases that are being sent to the CCR UMC's or the CCR Clinical staff. Routing guidelines are updated by the clinical staff and can be changed at any time. Implementation of any changes will need to be rolled out to the HNU Intake teams within one (1) business day of the changes made.	Daily	TBD	**Baseline**% of changes made to the Routing Rules will be implemented to the intake staff within one (1) business day.			B	Y
11.	Hospital Notification Arizona Access Newborn Notification Entry	All Newborn Notifications received into Health Net from any facility will be entered into the Arizona Access State Website as well as the Medical Management Authorization System within twenty-four (24) hours of receipt into Health Net.	Daily	Lotus Fax/Right Fax, manual reporting, CDS	**Baseline**% of Newborn Notification requests received are entered within twenty-four (24) hours of receipt			B	Y
12.	MRU Claims – Inquiry Response Time	Inquiry Response Time measures the time it takes for a PSR (or MRU Representative) to respond to a claims submission request. Inquiry Response Time is calculated by dividing (i) the number of inquiries with a Response Time of one (1) Business Days or less by (ii) the number of inquiries. "***Response Time***" means the time between (i) when a message is Received by the Medical Review Unit to (ii) when a PSR responds to the Request and sent back to the in the medium of the Customers choice.	Daily	Macess, File Net	**Baseline**% of inquiries responded to within one (1) Business Day	Y		B	Y

#	Category / Name	Description	Measurement Period	Measurement Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improve
		"***Received***" means, for purposes of this Service Level, that point in time when an inquiry has entered into the Contact Center work queue.							
13.	Post Service Intake Routing and Responding to Inquiries/Requests	Post Service Intake measures the number of post service requests responded to in a timely fashion, including routing to the Clinical team as necessary. Supplier must receive requests from the Claims Tower to review for coverage determinations. (Examples: authorization date does not match claim received date or if a medically necessary determination is required.) Intake Team must perform the initial review and gather required information to update the request or service form and complete the request including the return of the case to Claims for adjudication. Intake may also gather information as needed by the RN team to review the case for clinical review such as medical necessity determinations. Note: Cases that must be referred to Health Net's retained organization include but are not limited to: CCS, Appeals, referrals for disease management, Quality of Care (QOC) and CM, Transplants and TOC as well as SIU. This Service Level is comprised of three measures (parts (a), (b), and (c) below), and Supplier must meet each measure. (a) Clinical Review Routing Measure Calculation Numerator: The number of post service	Monthly	MACESS and FileNet, Unity	(a) **Baseline%** of post service requests requiring Clinical review will be triaged and routed to Health Net within 4 Business Hours; (b) **Baseline%** of post service requests escalated from Claims which do not require Clinical review completed within twenty-four (24) hours and (c) **Baseline%** of post service requests which do not require Clinical review and are not escalated from Claims completed	TBD	TBD	C	Y

#	Category / Name	Description	Measurement Period	Measurement Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improve
		requests routed for Clinical review within 4 Business Hours of receipt. Denominator: The total number of post service requests which need to be routed for Clinical review. (b) <u>Escalation from Claims Measure Calculation</u> Numerator: The number of post service requests escalated from Claims that are completed within twenty-four (24) hours of receipt. Denominator: The total number of post service requests escalated from Claims. (c) <u>Routine Measure Calculation</u> Numerator: The number of routine post service requests completed within nine (9) calendar days of receipt. Denominator: The total number of routine post service requests.			within nine (9) calendar days.				
14.	MRU Phone Service Levels	Outbound Calls - Average length of calls answered should not exceed 660 seconds	Daily	Convergence Reports	Average Talk Time of calls should be <=660 seconds			B	N
15.	Concurrent Review Support	Outbound Calls - Average length of calls answered should not exceed 660 seconds	Daily	Convergence Reports	Average Talk Time of calls should be <=660 seconds			B	N
16.	Concurrent Review Support	Concurrent Review Support measures admission status, discharge disposition, timely RN escalations, and timely system updates of authorizations. Supplier must proactively communicate with	Monthly (with daily reporting of Service Level volumes and	CDS	(a) **Baseline%** of hospital admissions on daily work list confirmed within four (4)	TBD	TBD	C	Y

#	Category / Name	Description	Measurement Period	Measurement Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improve
		the hospitals to track the Member's status and timing of discharge. Supplier must update the applicable Care Management System(s) accordingly and route information to the Clinical Review teams. Supplier must call and confirm on all hospital admissions within 4 business hours of receiving daily work list for routine cases. Supplier must notify RNs within two (2) business hours of escalated items. Supplier must prepare or update needed authorizations within four (4) hours of receiving the input. Note: Cases that must be referred to Health Net's retained organization include but are not limited to: CCS, Appeals, referrals for disease management, Quality of Care (QOC) and CM, Transplants and TOC as well as SIU. This Service Level is comprised of three measures (parts (a), (b), and (c) below), and Supplier must meet each measure. (a) <u>Daily Work List Measure Calculation</u> Numerator: The number of non-duplicate hospital admissions on daily work list confirmed within 4 Business Hours. Denominator: The total number of non-duplicate hospital admissions on daily work list. (b) <u>RN Escalation Measure Calculation</u> Numerator: The number of cases requiring RN escalation that are routed within 4 Business Hours. Denominator: The total number of cases	compliance)		Business Hours; (b) **Baseline**% of cases requiring RN escalation routed within two (2)Business Hours; and (c) **Baseline**% of requested authorizations updated in the system within four (4) Business Hours of request.				

#	Category / Name	Description	Measurement Period	Measurement Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improve
		requiring RN escalation. (c) Authorization Measure Calculation Numerator: The number of requested authorizations updated in the system within 4 Business Hours of request. Denominator: The total number of requested authorizations requiring system updates.							
17.	Concurrent Review UMC Team	Long Term Care request Processes must be completed as outlined below: (a) Perform calls to providers and facilities after 14 days if no TAR or MDS has been received. (b) Monthly calls are made to the facilities for members who have been identified as potential LTC members to determine if member is indeed a Long Term Care member. Supplier to communicate outcome from these calls to Health Net contacts prior to the 15th of the month. Desktop outlines the communication protocol. (c) Members who are in Long Term Care, Facility reach out will be performed (thirty) 30 days prior to all Long Term Care Authorizations are set to expire. Calls are made as a reminder for the facility/provider to send in requests for further authorization of services.	Daily	TBD	(a) **Baseline%** of calls to be made to facilities requesting TAR or MDS. (b) **Baseline%** of calls to be made to facilities to identify potential LTC members prior to the tenth (10th) of each month (c) **Baseline%** of calls to be made to facilities for members in LTC as a reminder to send in authorization request within			B	Y

#	Category / Name	Description	Measurement Period	Measurement Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improve
					thirty (30) days of authorization expiration date				
18.	Quality – Quality Monitoring Average MRU, PCU, CCR Intake, HNU	Quality Monitoring Average measures the quality of intake support, including the accuracy of information documented in the Medical Management Systems, adherence to established procedures and customer relations with outside providers/members or with Health Net Clinical staff. Supplier will perform a minimum of ten (10) audits per associate per month for all applicable established channels of interaction (e.g., email, fax receipts, Service Form, phone calls, etc.). For each monitored interaction Supplier will complete a scorecard as approved by Health Net. Supplier will rate each UMC, PSR performance using the scorecard in a fair, accurate and consistent manner. Scoring for each interaction will be calculated by dividing (i) the total number of quality attributes passed by the UMC/PSR, by (ii) the total number of quality attributes measured (0% to 100%). At Health Net's request, from time to time, the parties will conduct calibration sessions in which a sampling of interactions will be jointly monitored and rated by both parties to ensure consistency in the rating of performance. At the end of the measurement period, Supplier will calculate the average score received by each UMC/PSR during the measurement period ("*UMC/PSR Average*	Monthly	TBD	All LOBs Quality Monitoring Average >= 97.5%	Y		B	Y

#	Category / Name	Description	Measurement Period	Measurement Tool	Service Level	Critical (Y/N)	Weighting Factor	Code	Continuous Improve
		Score"). Quality Monitoring Average will be calculated by dividing (i) the sum of the UMC/PSR Average Scores, by (ii) the total number of UMC/PSR whose requests were monitored and scored.							
19.	Quality – Customer Satisfaction MRU, PCU, CCR Intake, HNU	Customer Satisfaction measures the level of Customer satisfaction in their interactions with the Medical Management Intake teams. Supplier shall administer surveys to a random sample of Providers/Facilities who have had a recent contact with the Medical Management Intake Teams. Customer Satisfaction is calculated by dividing (i) the total number of Survey responses with overall ratings of **[Baseline]** (i.e. "very satisfied" or "extremely satisfied"), by (ii) the total number of Survey responses. Minimum number of respondents for the metric to be valid, to be mutually agreed between Health Net and Supplier	Quarterly	TBD	All LOBs >= 90%	Y		C	Y

EXHIBIT D

KEY SUPPLIER PERSONNEL

Subject to Section 7.4 (Key Supplier Positions) of the Terms and Conditions, the following positions shall be Key Supplier Positions filled by the individuals listed in the table below.

Key Supplier Position	Initially Approved Individual
Supervisor, CCR Support Medi-Cal	TBD
MRU – Arizona	TBD
MRU - Oregon	TBD
Supervisor PCU – Medi-Cal and CMC/Duals	TBD

EXHIBIT H

SUBCONTRACTORS

1. INTRODUCTION

With reference to Section 7.7 (*Subcontracting*) of the Terms and Conditions, this Schedule H (*Subcontractors*) identifies the Subcontractors who are Approved Subcontractors for the purposes of this Statement of Work as of the Effective Date with respect to the Functions of each Subcontractor set forth below.

2. APPROVED SUBCONTRACTORS

Approved Subcontractor	**Address**	**Functions**
***		